Form 20-F/A
period 1999-12-31
MINCO MINING & METALS CORP
filed 2001-07-06
CIK 1020825

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 20-F/A
                      (Amendment No. 1 Filed July 6, 2001)

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
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:


           N/A                                             N/A
          -----                                           -----
   Title of each class                            Name of each exchange
                                                   on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                         Common Shares without par value
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 16,270,123.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan
confirmed by a court.   Yes     No     Not Applicable

                                TABLE OF CONTENTS
                                                                            Page

Introduction And Use of Certain Terms..........................................3

Forward-Looking Statements.....................................................3

Glossary of Mining Terms.......................................................3

Item 1.  Identity of Directors, Senior Management and Advisers.................6

Item 2.  Offer Statistics and Expected Timetable...............................6

Item 3.  Key Information.......................................................6

Item 4.  Information on the Company...........................................11

Item 5.  Operating and Financial Review and Prospects.........................28

Item 6.  Directors, Senior Management and Employees...........................31

Item 7.  Major Shareholders and Related Party Transactions....................36

Item 8.  Financial Statements.................................................39

Item 9.  The Offering and Listing.............................................39

Item 10.  Additional Information..............................................41

Item 11.  Quantitative and Qualitative Disclosures About Market Risk..........53

Item 12.  Description of Securities Other than Equity Securities..............54

Item 13.  Defaults, Dividend Arrearages and Delinquencies.....................54

Item 14.  Material Modifications to the Rights of Security Holders
          and Use of Proceeds.................................................54

Item 15.  [Reserved]..........................................................54

Item 16  [Reserved]...........................................................54

Item 17.  Financial Statements................................................54

Item 18.  Financial Statements................................................54

Item 19.  Exhibits............................................................54

                      Introduction And Use of Certain Terms

     Minco Mining & Metals Corporation is a corporation incorporated under the laws of the province of British Columbia, Canada. As used herein, except as the context otherwise requires, the term "Minco" or the "Company" refers to Minco Mining & Metals Corporation and its consolidated subsidiaries. The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted auditing standards and are presented in Canadian dollars. Unless otherwise indicated, reference to dollar amounts in this Annual Report shall refer to Canadian dollars.

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

Carried interest    an interest which does not require funding.

Chalcopyrite        copper sulphide mineral.

Drift an underground passage, approximately horizontal, often along a mineralized zone.

Drilling -          a drilling procedure using diamond-tipped bits which result
diamond drilling    in recovery of a drill core cylindrical section of rock from beneath the earth's surface.

Fault a fracture in a rock across which there has been displacement.

Felsic intrusions   an intrusion of granite into surrounding rocks.

Geochemical         trace element analysis of residual soils which may be
sampling            interpreted to predict the composition of the underlying
                    bedrock.

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

Ground magnetometer a geophysical survey carried out from the ground.
survey

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

Sedimentary         a type of deposit consisting of layers of massive sulphide
exhalative          (a rock composed of at least 60% sulphide minerals)
(or SedEx)          interbedded with layers of sedimentary rock.
type deposit

Skarn type of altered rock which in some areas contains commercially-recoverable amounts of metals.

Smelter             the treatment of sulphide concentrates to produce metal.

Sulphide            a compound of sulphur and some other elements.

Surficial oxide     the top portion of a deposit which has been oxidized by
zone                surface weathering.

Trenching           trenches excavated to bedrock which may be made by hand or by machine.

                                     Part I

Item 1.  Identity of Directors, Senior Management and Advisers

     The following table sets forth as of March 31, 2001, the names, business addresses and functions of Minco's directors and senior management.


           Name                      Business Address                       Position
-------------------------- ------------------------------------- -------------------------------
Ken Cai                    Suite 1200 - 543 Granville Street,    President, Chief Executive
                           Vancouver, British Columbia, Canada   Officer and Director
                           V6C 1X8

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

Item 2. Offer Statistics and Expected Timetable

     Not Applicable

Item 3. Key Information

A.   Selected Financial Data

     The following selected financial information for the fiscal years ended December 31, 1995, 1996, 1997, 1998 and 1999, are derived from the financial statements of Minco which is reported in Canadian dollars and should be read in conjunction with the financial statements and the notes thereto attached to this Annual Report. Minco's financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). There are
significant differences between Canadian GAAP and U.S. GAAP including the recording of exploration costs, recognition of compensation expense upon release of the escrow shares and issuance of stock options and the recording of marketable securities. For a discussion between Canadian GAAP and United States GAAP, see note 14 to the Company's financial statements.



Canadian GAAP                                                      At December 31
                                      ----------------------------------------------------------------------
                                           1995         1996           1997           1998           1999
Operations
Interest and Sundry Income                      -  $    119,190   $    265,388   $    197,068   $    144,042
Exploration Expense                             -             -        191,170      1,065,408        579,088
Operating Loss                           (11,736)    (1,117,105)    (1,476,887)    (1,996,584)    (1,389,759)
Loss for Period                          (11,736)    (1,117,105)    (1,476,342)    (1,996,584)    (1,506,108)
Income (loss) from Continuing
  Operations per Common Share                   -         (0.11)         (0.10)         (0.13)         (0.09)
Common Shares used in calculations      2,785,873     9,828,126     15,331,855     15,549,918     16,154,986

Consolidated Balance Sheet Data
Total Assets                               39,072     8,326,356      6,465,465      5,180,841      4,382,428
Mineral Interests                               -       786,476      1,812,908      1,654,593      1,835,376
Total Liabilities                          49,458       763,008        167,959        139,554        284,749
Share Capital                         $       810  $  8,662,468   $  4,097,679   $  5,041,287   $  6,297,506



U.S. GAAP                                                     At December 31
                                      ----------------------------------------------------------------------
                                           1995         1996           1997           1998           1999
Interest and Sundry Income                      -  $    119,190   $    265,388   $    197,068   $    144,042
Exploration Expense                             -      (784,476)    (1,026,432)       158,315       (180,783)
Loss for Year                                                       (3,742,015)    (3,315,242)    (2,544,584)
Income (loss) from Continuing
  Operations per Common Share                                            (0.38)         (0.31)         (0.21)
Common shares used in calculations      2,386,900     5,582,498      9,869,355     10,749,411     12,189,894
Consolidated Balance Sheet Data
Total Assets                          $    39,072  $  7,539,880   $  4,652,597   $  3,534,948   $  2,547,092
Mineral Interests                               -             -              -              -              -
Total Liabilities                          49,458       763,008        167,959        139,554        284,749
Share Capital                         $       810  $  8,680,268   $ 10,545,934   $ 12,763,272   $ 14,299,814


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

     3. The Company Must Obtain Additional Financing to Conduct Exploration on Its Properties. Because the Company is in the exploration stage, it does not have sufficient financial resources available to undertake extensive exploration or, if warranted, development programs. Further exploration or commercial development, if warranted, would require additional financing. There can be no assurance that needed future financing will be available in a timely or economically advantageous manner, or at all.

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

     9. Minco is a Passive Foreign Investment Company for United State Federal Income Tax Purpose. Minco believes that it is a passive foreign investment company ("PFIC") for United States Federal income tax purposes because it earns 75% or more of its gross income from passive sources. As a result, United States holders of Minco's common shares may make a certain election to have Minco's distributions or ordinary earnings and net capital gain treated differently for United States income tax purposes. See Item 10.E. "Taxation - United States Tax Consequences - Passive Foreign Investment Companies."

     10. Risks Related to Doing Business in China. Various matters which are specific to doing business in China may create additional risks or increase the degree of such risks associated with the Registrant's activities. These risks are discussed below.

     a. The Company Must Seek Governmental Approval to Develop Mines. The establishment, operation and terms of the joint ventures through which any particular mineral property is to be explored or operated are all subject to obtaining Chinese governmental approvals at various levels and for particular matters, including mining rights, importation of equipment, hiring of labor, and environmental regulations. Currently, the joint ventures formed to explore and, if warranted, develop the White Silver Mountain and Gobi Gold projects have obtained a license to conduct mineral exploration activities, but will be required to obtain a mining license to, if warranted, develop and conduct operations at the property. Depending on the scope of the operation, its location and the particular issues involved, the level of government from which approvals must be sought and the process involved may vary potentially restricting the joint venture's operation.

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

Background

     Minco was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name "Caprock Energy Ltd." On February 19, 1996, current management acquired its interests in Minco pursuant to the following agreements: the "PCR Agreement," and the "Teck-Cominco Agreements," described below (See Item 4 - "The PCR Agreement" and "The Teck-Cominco Agreements."). The purpose of the PCR Agreement was to transfer PCR's assets to Minco which allowed Minco to explore and evaluate for potential acquisition and, if warranted, development mineral properties in China.

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

     White Silver Mountain. The year 2000 program consisted of 230 meters of underground excavation to establish drill stations from which 2,730 meters of diamond drilling in five holes was carried out with the objective of outlining the downward extensions of the known massive sulphide horizons. The drilling further outlined the extensions of the western lobe of massive sulphide mineralization. The eastern lobe remains open and will require additional drilling to define its extent.

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

     A new discovery was made during the year 2000 in an area in thin sand covering 500 meters to the east of the main gold zone near another interpreted intrusive center. A six meter wide zone was exposed in a trench which returned an average grade of six grams per ton gold. Minco believes that geochemical values of two grams of gold per tonne are considered highly anomalous and could be an indication of economic concentrations of gold in the sub-surface. Values of six grams per tonne are potentially economic if found in large enough volumes to be economically extracted. No assurance can be given that the Gobi Gold project will be able to find a sufficient amount of gold to be economically mined.

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

     Location and Description

     The 111 square kilometer White Silver Mountain project includes exploration ground in or around a number of past and presently producing properties in the Baiyin Ore Field located close to the city of Baiyin, Gansu Province, China. Baiyin is located 1,000 kilometers west of Beijing. The area is fully serviced by road and rail and has the entire required infrastructure to support an active mining operation. The White Silver Mountain project is located near the Xiaotieshan deposit which is currently being mined and operated by BNMC. Gansu Keyin, the joint venture in which Minco has the right to earn an 80% interest, has concluded an agreement to explore the extensions of the mineralized zones being mined at Xiaotieshan as well as any new discoveries in the region. Drilling and underground exploration undertaken by Gansu Keyin has focused on the area immediately below the Xiaotieshan underground mine testing the downward extensions of the ore lenses being mined by BNMC. The agreement includes the areas immediately surrounding past and present mine workings but excludes the workings themselves and the BNMC milling and/or smelting operations. Recent surface exploration and geological mapping has uncovered other prospective areas outside of the project boundary. In response to these finds, Gansu Keyin has applied for an additional 70 square kilometers of mineral rights, which was granted in March 2000.

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

     Environmental Considerations

     The Gansu Keyin joint venture agreement specifically excludes any areas of past or present mining activity. Minco foresees no direct or indirect liabilities arising from the activities of BNMC on its own mine sites. In the White Silver Mountain underground exploration area, Teck has hired BNMC as a as a contractor to undertake all underground excavation. BNMC is responsible for the disposal of all mining waste (mainly barren rock) in an environmentally sound manner. Similarly, it is expected that BNMC would be retained as the mining contractor if the joint venture makes a positive production decision. BNMC would have operational management of the project and would be responsible for adherence to sound environmental practice. If smelting is done by BNMC, it would be governed by standard commercial contract under which the handling and safe disposal of any attendant waste products would be BNMC's sole responsibility.

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

2000 Exploration Program and Planned Activities for 2001

     The White Silver Mountain project program for 2000 consisted of 250 meters of underground excavation to establish drill stations, approximately 2,000 meters of underground drilling and a surface program which included geological mapping and approximately 200 line kilometers of electromagnetic surveying. The mapping and electromagnetic surveys generated new targets for a surface drilling campaign to be undertaken in 2001 after the Keyin has received and interpreted the results of the surface work and the current underground drill program. The cost of this program is estimated at $400,000 and will be completely funded by Teck. Similarly, the underground program is expected to continue as long as favorable results are being received and the potential size of the mineralized zone is being increased.

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

Changba-Lijiagou Property

     Minco acquired its rights to the Changba-Lijiagou Lead Zinc project located in Ganzu Province, China, through the "Cooperation Agreement Regarding the Development of the Changba Lijiagou Lead Zinc Deposit" between Minco and BNMC signed on November 17, 1997. Under this agreement, which has no expiration date, Minco and BNMC will form a Chinese joint venture company to explore, and, if warranted, develop and exploit the lead and zinc deposits of Changba and Lijiagou and the joint area between them by taking the project through development, to production at a rate of 3,500 tonnes of ore per day. If a joint venture agreement is entered into, Minco shall contribute capital and advance equipment to develop a 3,500 tonne per day underground mine for up to a 75% interest in the joint venture. BNMC operated the Changba-Lijiagou project as a 3,500 tonne per day open pit mine until the collapse of underground workings forced the downsizing of the operation to 750 tonnes per day. BNMC will contribute the mining rights relating to Changba and Lijiagou and net values of total assets at the Changba milling system for a 25% interest in the joint venture.

     Since entering into the agreement, Minco has concentrated its efforts on the Lijiagou mineralization. The work undertaken to date is of a preliminary nature only. Further third party work and a complete feasibility study would be required prior to any production decision. No exploration activities are planned for the Changba-Lijiagou project the remaining of this year 2001 and no joint venture has yet been entered into. Because of its focus on the White Silver Mountain and Gobi gold projects, Minco may entertain offers from third parties who wish to earn a portion of Minco's interest in the project by further funding it.

     History, Geologic Model and Exploration Potential

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

                                                         December 31,
                                            -----------------------------------
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

     US GAAP Reconciliation

     For the year ended December 31, 1999, the Company had a loss of $2,544,584 or $0.21 per share calculated under US GAAP compared to a net loss of $1,506,188 or $0.09 per share calculated under Canadian GAAP. The difference in calculation of loss is primarily attributed to (1) the release of escrow shares of $974,042 which is recorded as compensation expense under US GAAP; (2) the write-off of $180,788 of deferred exploration costs under US GAAP; and (3) the recognition of $116,347 under US GAAP of securities written off under Canadian GAAP.

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


                                                     Number of Shares       Principal Occupation
                                                    Beneficially Owned,    and if Not at Present
                                                  Directly or Indirectly,   an Elected Director,
                                                       or Over Which         Occupation During
    Name and Present                               Control Or Direction      the Past Five (5)
      Office Held            Director Since            is Exercised                Years
------------------------ -----------------------  ----------------------- ------------------------
Ken Cai                  February 1996            6,288,500(1)            Geologist
President, Chief
Executive Officer and
Director

William Meyer            July 13, 1999            250,000(2)              Professional Engineer
Chairman and Director

Robert M. Callander      August 1996              197,550(3)              Vice President,
Director                                                                  Caldwell Securities
                                                                          Ltd.

Hans Wick                March 1997               262,300(3)              Financial Advisor
Director

Theodore H. Konyi (4)    February 1999            Nil                     President, Maxwell
Director                                                                  Mercantile Inc.
------------------------ -----------------------  ----------------------- ------------------------


(1) Includes 5,917,500 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest. Also includes 371,000 common shares subject to options.

(2)  Represent includes 250,000 common shares subject to options.

(3)  Includes 97,300 common shares subject to options.

(4)  Mr. Konyi resigned as a director on July 4, 2000.

     Positions held by Minco's directors and officers other than with Minco:

Name                    Positions Held
-------------------     ---------------------------------------------------

Ken Cai                 Director, Chineseworldnet.com
                        Director & CFO, Dragon Pharmaceuticals Inc.
                        Director, Aquasol Environtech Ltd.
                        President & Director, Kaisun Investment &
                        Development
                        President & Director, Pacific Canada Resources Inc.

Name                    Positions Held
-------------------     ---------------------------------------------------

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

     William Meyer. Mr. Meyer has served as Chairman and director since 1999. Mr. Meyer devotes approximately 80% of his time to Minco's business. He was formerly Vice-President, Exploration for Teck Corporation and President of Teck Exploration Ltd. He graduated from the University of British Columbia with a B.Sc. in geology in 1962. After graduation, he was employed as an exploration geologist with Phelps Dodge Corporation of Canada and later as senior geologist with Gibraltar Mines Ltd. In 1967 he joined the consulting firm of Western Geological Services as a partner, and in 1975 formed his own consulting firm, W. Meyer and Associates. Mr. Meyer joined Teck Exploration Ltd. in 1979 as Exploration Manager for Western Canada and the United States. In 1991, he was appointed Vice-President, Exploration, for Teck Corporation responsible for the direction of exploration activities for Teck and its associated companies worldwide. He is a director and officer of a number of public and privately owned Canadian companies.

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

                             EXECUTIVE COMPENSATION
                           SUMMARY COMPENSATION TABLE


                                                                                    Long Term
                                               Annual Compensation                Compensation
                                    ------------------------------------------   ---------------
                                                                                                    All Other
Name and Principal                                                                Shares Under    Compensation
Position                     Year      Salary        Bonus         Other             Options           ($)
--------------------------   ----      ------        -----        -------           ---------         ----
Ken Cai                      1999        Nil          Nil        $111,500(1)          371,000          Nil
President, Chief Executive   1998        Nil          Nil        $121,276(1)          371,000          Nil
Officer and Director         1997        Nil          Nil        $113,981(1)          371,000          Nil

Peter P. Tsaparas            1999     $12,000         Nil             Nil             300,600          Nil
Chairman, Chief Financial    1998     $24,000         Nil             Nil             300,600          Nil
Officer and Director         1997     $24,048         Nil             Nil             300,600          Nil

Colin McAleenan              1999        Nil          Nil             Nil               Nil            Nil
Former Vice-President-       1998        Nil          Nil         $86,533(1)          185,000          Nil
Exploration and Director     1997        Nil          Nil        $101,384(1)          185,000          Nil

Donald Hicks                 1999        Nil          Nil             Nil               Nil            Nil
Former Vice-President-       1998        Nil          Nil             Nil               Nil            Nil
Corporate Development and    1997        Nil          Nil             Nil               Nil            Nil
Director


(1)  Consulting fees paid and amounts paid as a travel allowance.

C.   Board practices

     The current directors of the board were elected to their position at the annual meeting of shareholders held on June 29, 2000. The director will continue to serve as such until the next meeting of the shareholders to be held on June 28, 2001. The officers of the Company are elected by the board and serve at the board's pleasure. Directors are appointed annually at the Annual General Meeting of shareholders. Whereas officers' appointments are approved by the Board of Directors and terminate upon resignation or termination by the Board.

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

     The following table sets forth, as of March 31, 2001, common stock held by Minco's officers and directors and all outstanding options and warrants to purchase common shares of Minco; there are no options to purchase shares of any other class of security:

Common Shares Owned by Officers and Directors

        Name                            Number of Common Shares Owned
        -------------------             -----------------------------
        Ken Cai                                  5,917,500*

        William Meyer                                  -0-

        Robert M. Callander                        100,250

        Hans Wick                                  165,000

* Represents shares owned by Pacific Canada Resources Inc., a private company, in which Ken Cai beneficially owns more than 10%.

Outstanding Options



                           Exercise
     Name                   Options    Price          From                   To
--------------------       -------     ------         ------                 ---
Ken Cai                    321,500      $1.41     March 5, 1996         March 5, 2006
                            49,500      $1.41     June 20, 1997         June 20, 2007

Wayne Spilsbury            185,000      $1.41     March 5, 1996         March 5, 2006

Robert Callander            97,300      $1.41     October 8, 1996       October 8, 2006

Hans Wick                   97,300      $1.41     March 6, 1997         March 6, 2007

William Meyer              150,000      $1.65     July 16, 1999         July 16, 2006
                           100,000      $1.12     December 2, 1999      December 1, 2006

Ruijin Jiang               100,000      $0.55     January 2, 2001       January 2, 2006

Anna Liu                    75,000      $0.55     January 2, 2001       January 2, 2006

Susan Parker                50,000      $0.55     January 2, 2001       January 2, 2006

Wilma Gao                   20,000      $0.55     January 2, 2001       January 2, 2006

Lynette Rudichuk            15,000      $0.55     January 2, 2001       January 2, 2006

Total                    1,260,600



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

                             Table Of Escrow Shares

                                            Pacific Canada   Peter P.      Hans       Fotios    Petros S.      Colin
                                            Resources Inc.   Tsaparas      Wick     Kandianis  E. Tsaparas   McAleenan      Total

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

     Auditors' Report.

     Consolidated Balance Sheet at December 31, 1999, 1998 and 1997.

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

     The following table sets forth a history of the share capital for the Company for the last three years, and through September 30, 2000.


                                                   Issuance                          Common Share
                                                   --------                          ------------
Balance, December 31, 1996                                                            15,202,123

                                 Exercise of warrant by Teck Corporation                 125,000

                                 Exercise of a stock option by an employee                 8,000

                                 Issuance of common shares for consulting                 35,000
                                 services

Balance, December 31, 1997                                                            15,370,123



                                                   Issuance                          Common Share
                                                   --------                          ------------

                                 Private placement of common shares to Teck              375,000
                                 Corporation

Balance, December 31, 1998                                                            15,745,123

                                 Private placement of common shares                      250,000

                                 Private placement of common shares                      150,000

                                 Exercise of warrants                                    125,000

Balance, December 31, 1999                                                            16,270,123

                                 Exercise of warrants                                    110,000

Balance, September 30, 2000                                                           16,380,123


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

C.   Material Contracts

     1. Assignment of Contracts and Share Purchase Agreement between Minco and PCR dated February 19, 1996, assigning all of PCR's direct and indirect exploration and development rights to properties located in China to Minco in exchange for 7,280,000 common shares of Minco and the assumption of PCR's liabilities to third parties.

     2. Investment and Participation Agreement among PCR, Teck Corporation and Cominco dated February 19, 1996. Under the agreement, PCR granted Teck and Cominco a right to participate in direct and indirect interests in mineral properties acquired by PCR in consideration of an investment in PCR. Investment and Participation Agreement dated February 20, 1996, among Minco, Teck Corporation and Cominco Ltd. granting Teck Corporation and Cominco Ltd. an investment in Minco Mining & Metal and certain rights to properties that may be developed by Minco. The February 19, 1996 and February 20, 1996, are collectively referred to the "Teck- Cominco Agreements."

     Pursuant to the terms of the Teck-Cominco Agreements, Teck and Cominco received "earn-in rights" as to the Non-Chinese Interest in any two mineral property rights acquired by Minco in China after the date of the Teck-Cominco Agreements until March 1, 2004. The Non-Chinese Interest with respect to a property represents the direct or indirect interest in a property that is available for a non-Chinese entity or a foreigner to acquire under Chinese Law.

     The earn-in rights provide that upon Minco procuring a base or precious metal project, and after preliminary work by Minco, Teck and Cominco shall first determine whether such project is to be governed by the Teck-Cominco Agreements. If they determine that it is to be so governed, Teck and Cominco shall hold earn-in rights in respect to such project. If Teck and Cominco determine that the project is not to be governed by the Teck-Cominco Agreements, Minco shall thereafter have the right to elect whether or not to have the project assigned to it at cost.

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

     After Teck and Cominco have exercised their earn-in rights in an aggregate of two projects procured by Minco, Teck and Cominco shall have further preferential rights of first refusal in respect to further properties identified by Minco for a period of three years after the exercise of their earn-in rights. These preferential rights of purchase will apply only in circumstances where Minco, if Minco has elected to acquire a project identified by PCR, intend to offer an interest to their parties or have received an offer to purchase, earn or acquire an interest in such properties from third parties. Minco is required to notify Teck and Cominco of its intent to sell an interest in such a project to a third party, and provide Teck and Cominco all information which Minco possesses with respect to the project as well as the terms of the proposed sale, and Teck and Cominco may, within thirty days, purchase such interest on the terms which Minco had proposed to accept from a third party.

     The rights of Teck and Cominco under the Teck-Cominco Agreements shall only apply to projects secured by Minco on or before March 1, 2004.

     3. Performance Shares Escrow Agreement dated August 17, 1995, between Minco, Montreal Trust Company of Canada and certain shareholders of Minco describing the condition under which certain outstanding Minco common shares may be released. The escrow shares may be released upon the following conditions.

     a. One escrow share for each $0.97 in the value of the interests in the mineral properties acquired by the Company from PCR pursuant to the PCR Agreement (the "PCR Properties"), based on a valuation report to be prepared by a qualified independent consultant, less any expenditures required to be made by the Company, pursuant to the PCR Agreement or otherwise, in order to earn its interests in the PCR Properties (provided that all required Chinese governmental approvals in order to perfect the interests to be acquired by the Company hereunder have been obtained for each of the PCR Properties that are the subject of the valuation report);

     b. One escrow share for each $0.97 in the value of the interest in any new mineral properties acquired by the Company pursuant to the PCR Agreement or the TCIP Agreements ("New Projects"), such value to be determined on the same basis and subject to the same provisions as described in note 1 above.

     c.   One escrow share for every $1.81  expended by the Company,  PCR, Teck,
          Cominco, Temco or any other third party expending monies on exploration and development of the PCR Properties or of any New Projects, exclusive of general and administrative expenses, determined in accordance with the provisions applicable to natural resources issuers under Local Policy Statement #3-07 of the British Columbia Securities Commission; and

     d. One escrow share for every $0.97 in cumulative cash flow from the operations of the Company on the PCR Properties and any New Projects and as determined in accordance with generally accepted accounting principles, provided that each PCR Property and each New Project will be considered separately without taking into account any negative cash flow that may exist in any other PCR Property or New Project.

     4. Consulting Agreement dated June 25, 1996, between Minco and Kaisun Group Canada, Inc. engaging Kaisun to act as president and chief executive officer and to provide Minco with such other consulting services as Minco and Kaisun agree upon. The term of the consulting agreement is for a period commencing March 1, 1996 and ending June 25, 1999, for a fee of $500 per day to a maximum of $100,000 per year.

     5. Cominco, Teck and Minco letter agreement regarding White Silver Mountain dated June 15, 1998. Under the letter agreement, Cominco has the right to elect to acquire an interest in the White Silver Mountain property up to 20%, provided that Cominco incurs expenditures on the White Silver Mountain property of 1.5 times the expenditures made by Teck and pays Minco $1,125,000 upon the closing of a project financing.

     6. Sino-Foreign Joint Venture Agreement forming Gansu Keyin Mining Co. Ltd. to explore and develop the White Silver Mountain project. A fully licensed Sino-Foreign joint venture company, Gansu Keyin Mining Co. Ltd. ("Gansu Keyin") has been formed to hold the mineral interests. In order to earn up to an 80% interest in Gansu Keyin which owns the rights to the White Silver Mountain project, Minco must spend a minimum of US$4.8 million (40 million
     RMB) on the White Silver Mountain property over a six year period. If Minco fails to spend the minimum amount, Minco's interest in Gansu Keyin will be capped by a predetermined formula as set out in the Joint Venture Agreement.

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

     7. Sino-Foreign Joint Venture Agreement forming Damo Mining Co. Ltd to explore and develop the Gobi Gold project. Inner Mongolia Damo Mining Co., Ltd. ("Damo Mining") was formed and operates pursuant to a Sino-Foreign Joint Venture contract between EILR and Minco. Under the terms of the joint venture contract, Damo Mining's board of directors consists of seven directors of which Minco has the right to select four directors, including the chairman. Minco has selected Messrs. Ken Cai, William Meyer, Robert Callander and Ruijin Jiang as its representatives. EILR has the right to select the remaining three directors.

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

     8. Co-operation Agreement regarding the Development of the Changa Lijiagou Land Zinc Deposit dated November 17, 1997, between Minco and Baiyin Non-Ferrous Metals company, a corporation incorporated under the law of the People's Republic of China ("BNMC"). Under this agreement, Minco and BNMC will prepare and file an application with the Chinese governmental authorities to form a joint venture company to explore, and, if warranted, develop and exploit the lead and zinc deposits of Changba and Lijiagou and the joint area between them. If a joint venture company is approved and formed, Minco will contribute capital and advance equipment to develop a 3,500 tonne per day underground mine for a 75% interest in the joint venture and BNMC will contribute its mining right to the Changba and Lijiagou area for its 25% joint venture interest.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     Minco is exposed to market risk, primarily related to foreign exchange. Minco uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in China where Minco is conducting exploration activities.

     The following table sets forth the percentage of Minco's administrative expense by currency for the years ended December 31, 1998 and 1999.

By Currency

                                                    1998                 1999
                                                    ----                 ----
Canadian Dollar                                      86%                  86%
Renminbi yuan ("RMB")                                14%                  14%
                                                     ---                  ---
Total                                               100%                 100%

     Such administrative expense by currency may change from time to time. Further, Minco incurred exploration costs of $780,316 and $740,150 for the years ended December 31, 1998 and 1999, respectively, all of which we paid in RMB.

     The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the

Company's operations. The Company exchanges Canadian dollars to fund its Chinese operations. Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations. However, no assurance can be given that this will not occur in the future.

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

Item 16. [Reserved]

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


3.(i)         Articles of Incorporation and all amendments(1)

3.(ii)        Bylaws(1)

10.1 Investment and Participation Agreement dated February 20, 1996, Among the Registrant, Teck Corporation and Cominco Ltd.(1)

10.2 Consulting Agreement dated June 25, 1996, between Registrant and Kaisun Group Canada, Inc.(1)

10.3 Stock Escrow Agreement dated December 24, 1992, between Montreal Trust Company of Canada, Consolidated Caprock Resources, Ltd. and certain shareholders of Consolidated Caprock Resources, Ltd.(1)

10.4 Performance Shares Escrow Agreement dated August 17, 1995, between Registrant, Montreal Trust Company of Canada and certain shareholders of Registrant(1)

10.5 Assignment of Contracts and Share Purchase Agreement between Minco Mining & Metals and Pacific Canada Resources dated February 19, 1996(3)

10.6 Investment and Participation Agreement among Pacific Canada Resources, Teck Corporation and Cominco dated February 19, 1996(2)

10.7 Teck and Cominco agreement regarding White Silver Mountain dated June 15, 1998(2)

10.8          Sino-Foreign Joint Venture Agreement forming Gansu Keyin Mining
              Co. Ltd.(3)

10.9          Sino-Foreign Joint Venture Agreement forming Damo Mining Co. Ltd.
              (Gobi Gold)(3)

10.10 Cooperation Agreement regarding the Development of the Changa Lijiagou Lead Zinc Deposit dated November 17, 1997(2)

(1) Incorporated by reference to the Company's Form 20-F/R-A, amendment number 1 filed on October 18, 2000.

(2) Incorporated by reference to the Company's Form 20-F/R, amendment number 2 filed on May 4, 2001.

(3) Incorporated by reference to the Company's Form 20-F/R, amendment number 3 filed on July 6, 2001.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on this Amendment Number 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            Minco Mining & Metals Corporation


Dated: July 3, 2001                        /s/   Dr.  Ken Z. Cai
                                           ----------------------------------
                                           Dr. Ken Z. Cai

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

We conducted our audits in accordance with auditing standards generally accepted in United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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



Vancouver, Canada                                      "ELLIS FOSTER"
February 22, 2000                                      Chartered Accountants


--------------------------------------------------------------------------------
EFA partnership of incorporated professionals
An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
       - members in principal cities throughout the world

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Balance Sheet
(Expressed in Canadian Dollars)
December 31, 1999, 1998 and 1997


                                                          1999                1998                1997
-------------------------------------------------------------------------------------------------------
ASSETS

Current
  Cash and cash equivalents                      $     268,224       $     387,128       $     192,662
  Marketable securities (Note 2e)                    1,931,633           2,579,830           4,094,209
  Funds restricted for mineral
    exploration (Note 4a)                                    -             213,598              65,329
  Accounts receivable                                   92,883              17,630              50,765
  Prepaid expenses and deposits                         64,475              64,017              38,263
-------------------------------------------------------------------------------------------------------
                                                     2,357,215           3,262,203           4,441,228

Mineral interests (Note 4)                           1,835,376           1,654,593           1,812,908

Capital assets (Note 5)                                189,837             264,045             211,329
-------------------------------------------------------------------------------------------------------
                                                 $   4,382,428       $   5,180,841       $   6,465,465
=======================================================================================================
LIABILITIES

Current
  Accounts payable and
   accrued liabilities                           $     284,749       $     139,554       $     167,959
-------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY

Share capital (Note 6)                              10,175,833           9,613,333           8,872,968

Deficit                                             (6,078,154)         (4,572,046)         (2,575,462)
-------------------------------------------------------------------------------------------------------
                                                     4,097,679           5,041,287           6,297,506
-------------------------------------------------------------------------------------------------------
Commitments (Note 10)                            $   4,382,428       $   5,180,841       $   6,465,465
=======================================================================================================


MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statement of Operations and Deficit
(Expressed in Canadian Dollars)
Years Ended December 31, 1999, 1998 and 1997


                                                          1999                1998               1997
------------------------------------------------------------------------------------------------------
Interest and sundry income                       $     144,042       $    197,068       $    265,388
------------------------------------------------------------------------------------------------------
Mineral interests written off (Note 4)                579,088           1,065,408            191,170
------------------------------------------------------------------------------------------------------
Administrative expenses
  Accounting and audit                                 75,231              82,540             64,675
  Advertising                                          36,222              20,826             37,814
  Amortization of capital assets                       51,788              60,132             34,104
  Capital taxes                                        11,581              15,015             20,612
  Conference                                           16,364               5,409             42,270
  Consulting fees                                     157,635              90,097            147,729
  Donation                                                  -               3,800                  -
  Legal                                                25,250              40,820             53,839
  Listing, filing and transfer agents                  32,094              51,841             71,722
  Management fees                                      40,758              97,559             95,657
  Office and miscellaneous                             51,683              50,295             96,779
  Printing                                             43,435              28,915             74,372
  Promotion and government relations                  127,998             109,072            181,179
  Property investigation                               52,229             129,812            139,390
  Rent                                                103,225             138,486            162,143
  Salaries and benefits                                67,832              97,217            170,731
  Telephone                                            20,868              55,851             71,926
  Travel and transportation                            35,492              52,811            103,061
  Foreign exchange loss (gain)                          5,028              (2,254)           (16,898)
------------------------------------------------------------------------------------------------------
                                                      954,713           1,128,244          1,551,105
------------------------------------------------------------------------------------------------------
Operating loss                                     (1,389,759)         (1,996,584)        (1,476,887)

Write down of marketable securities                  (116,349)                  -                  -
------------------------------------------------------------------------------------------------------
Loss before non-controlling interest               (1,506,108)         (1,996,584)        (1,476,887)

Non-controlling interest                                    -                   -                545
------------------------------------------------------------------------------------------------------
Loss for the year                                  (1,506,108)         (1,996,584)        (1,476,342)

Deficit, beginning of year                         (4,572,046)         (2,575,462)        (1,099,120)
------------------------------------------------------------------------------------------------------
Deficit, end of year                             $ (6,078,154)       $ (4,572,046)      $ (2,575,462)
======================================================================================================
Loss per share                                   $      (0.09)       $      (0.13)      $      (0.10)
======================================================================================================
Weighted average number of
  common shares outstanding                      $ 16,154,986        $ 15,549,918       $ 15,331,855
======================================================================================================


MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statement of Cash Flows
(Expressed in Canadian Dollars)
Years Ended December 31, 1999, 1998 and 1997


                                                           1999                1998               1997
-------------------------------------------------------------------------------------------------------
Cash flows from (used in)
  operating activities
  Loss for the year                                $ (1,506,108)       $ (1,996,584)      $ (1,476,342)
  Adjustment for items not involving cash:
  - amortization                                         51,788              60,132             34,104
  - non-controlling interest's shares of loss                 -                   -               (545)
  - writeoff of mineral interests                       579,088           1,065,408            191,170
  - write down of marketable securities                 116,349                   -                  -
  Change in working capital items:
  - funds restricted for mineral explorations           213,598            (148,269)           472,171
  - accounts receivable                                 (75,253)             33,135            (29,311)
  - prepaid expenses and deposits                          (458)            (25,754)            30,545
  - accounts payable and accrued liabilities            145,195             (28,405)           (53,660)
-------------------------------------------------------------------------------------------------------
                                                      (475,801)          (1,040,337)          (831,868)
-------------------------------------------------------------------------------------------------------
Cash flows from financing activities
  Shares issued for cash, net of
    issuance costs                                     562,500              740,365            158,000
-------------------------------------------------------------------------------------------------------
Cash flows from (used in)
  investing activities
  Acquisition of capital assets                         (8,303)            (130,800)          (176,779)
  Acquisition of non-controlling
    shareholder's interest                                   -                    -           (175,000)
  Deferred exploration costs                          (729,148)            (889,141)        (1,520,283)
  Proceeds from sales of
    marketable securities                              531,848            1,514,379                  -
  Purchase of marketable securities                          -                    -         (2,380,274)
-------------------------------------------------------------------------------------------------------
                                                      (205,603)             494,438         (4,252,336)
-------------------------------------------------------------------------------------------------------
Increase (Decrease) in cash and
  cash equivalents                                    (118,904)             194,466         (4,926,204)

Cash and cash equivalents,
  beginning of year                                    387,128              192,662          5,118,866
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
  end of year                                      $    268,224        $   387,128        $   192,662
=======================================================================================================


MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 1999, 1998 and 1997


1.   Nature of Operations

     The Company was incorporated under the laws of British Columbia, Canada and is in the business of mining exploration.

     These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business in the upcoming fiscal year. The continued operations of the Company and the recoverability of amounts shown for mineral interests are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the projects, and on future profitable production or proceeds from the disposition thereof.

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

     Purchase method of accounting has been applied to record the acquisition. The fair value of net assets acquired are summarized as follows:

     Funds restricted for mineral exploration            $ 146,809
     Mineral interests (book value $416,128)                50,283
     Accounts payable and accrued liabilities              (22,092)
     -------------------------------------------------------------
                                                         $ 175,000
     =============================================================

     The deferred exploration costs of the mineral property Emperor's Delight is therefore written down by $365,845 to its fair value of $50,283 after the acquisition.

4.   Mineral Interests


      ------------------------------------------------------------------------------------------
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
      ==========================================================================================

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 1999, 1998 and 1997


4.   Mineral Interests (continued)


      ------------------------------------------------------------------------------------------
                                        Deferred                                       Deferred
                                           Costs           1998                           Costs
                                         Dec. 31    Exploration         Amount          Dec. 31
                                            1997          Costs    Written Off             1998
      ------------------------------------------------------------------------------------------
      Emperor's Delight               $   89,316      $       -    $         -       $   89,316

      Lengkou                            364,811         44,561       (409,372)               -

      Crystal Valley                         100              -              -              100

      Stone Lake                             100              -              -              100

      Changba Lijiagou
      Lead-Zinc Deposit                   82,696         52,107              -          134,803

      White-Silver Mountain                3,700        619,381              -          623,081

      Chapuzi                            328,762          1,456              -          330,218

      Heavenly Mountains                 621,367         33,412       (218,260)         436,519

      Inner Mongolia                           -         40,456              -           40,456

      Savoyardinskii                     274,816         82,216       (357,032)               -

      Xifanping Gold Deposits             47,240         33,504        (80,744)               -
      ------------------------------------------------------------------------------------------
                                      $1,812,908      $ 907,093    $(1,065,408)      $1,654,593
      ==========================================================================================


      ------------------------------------------------------------------------------------------
                                        Deferred                                       Deferred
                                           Costs           1997                           Costs
                                         Dec. 31    Exploration         Amount          Dec. 31
                                            1996          Costs    Written Off             1997
      ------------------------------------------------------------------------------------------
      Emperor's Delight                 $451,492     $    3,669      $(365,845)      $   89,316

      Lengkou                                  -        364,811              -          364,811

      Crystal Valley                         100              -              -              100

      Stone Lake                             100              -              -              100

      Changba Lijiagou
      Lead-Zinc Deposit                   28,065         54,631              -           82,696

      White-Silver Mountain                    -          3,700              -            3,700

      Chapuzi                            153,416        175,346              -          328,762

      Heavenly Mountains                 153,303        468,064              -          621,367

      Savoyardinskii                           -        274,816              -          274,816

      Xifanping Gold Deposits                  -         47,240              -           47,240

      West Kunlun                              -        191,170       (191,170)               -
      ------------------------------------------------------------------------------------------
                                        $786,476     $1,583,447      $(557,015)      $1,812,908
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

     (d) The Company acquired its rights to the White Silver Mountain project located in Gansu Province, China pursuant to the "Cooporation Agreement for Mineral Exploration and Development" between the Company and Baiyin Non-Ferrous Metals Corporation ("Baiyin") signed on November 17, 1997. The project includes exploration ground in or around a number of past and presently producing properties in the Baiyin Ore Field located close to the city of Baiyin, Gansu Province, China. The Company will earn an 80% interest in the entire property by paying for exploration work up to the pre-feasibility stage.

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

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 1999, 1998 and 1997


4.   Mineral Interests (continued)

     (d)  (continued)

          Pursuant to an option agreement dated December 22, 1999, with effect from June 10, 1998, the Company granted Teck Corporation of Vancouver, B.C., Canada, an option to earn 56% interest in Keyin by assuming all of the Company's funding requirements until commercial production has been attained. Pursuant to the term of the same option agreement, Cominco Ltd. ("Cominco") of Vancouver, B.C., Canada, has "back-in rights" with respect to this project to earn up to a 16% interest in Keyin up to the pre-feasibility stage by repaying Teck and the Company one and one-half times the total project expenditures up to the date of exercise of its rights and thereafter funding its pro-rata share of feasibility and development costs. If Cominco exercises these back-in rights, the Company would be reduced to a 8% carried interest.

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

     (f) The Heavenly Mountains properties are located in Xinjiang Province, China. The Company has an exclusive right to negotiate and enter into a joint venture contract with the Xinjiang Bureau of the Ministry of Geology and Mineral Resources and to invest in certain mineral properties located in Xinjiang Uygur Autonomous Region in China. The Company discontinued further work and suspended the project in 1999.

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

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 1999, 1998 and 1997


5.   Capital Assets

                                                                  1999
                                            ------------- ------------------- ----------------
                                                                 Accumulated         Net book
                                                    Cost        Amortization            value
     -------------------------------------- ------------- ------------------- ----------------
     Computer equipment                          $59,801             $40,388          $19,413
     Office equipment and furniture               82,858              43,119           39,739
     Leasehold improvements                       25,648              20,518            5,130
     Motor vehicles                               59,309              34,607           24,702
     Mining equipment                            191,292              90,439          100,853
     -------------------------------------- ------------- ------------------- ----------------
                                                $418,908            $229,071         $189,837
     ====================================== ============= =================== ================


                                                                  1998
                                           -------------- ------------------- -----------------
                                                                 Accumulated          Net book
                                                    Cost        Amortization             value
    -------------------------------------- -------------- ------------------- -----------------
    Computer equipment                          $ 59,449            $ 32,144          $ 27,305
    Office equipment and furniture                76,272              27,499            48,773
    Leasehold improvements                        25,648              15,389            10,259
    Motor vehicles                                59,309              24,020            35,289
    Mining equipment                             189,927              47,508           142,419
    -------------------------------------- -------------- ------------------- -----------------
                                                $410,605            $146,560          $264,045
    ====================================== ============== =================== =================


                                                                  1997
                                           -------------- ------------------- -----------------
                                                                 Accumulated          Net book
                                                    Cost        Amortization             value
    -------------------------------------- -------------- ------------------- -----------------
    Computer equipment                           $54,371             $21,530          $ 32,841
    Office equipment and furniture                65,893              16,603            49,290
    Leasehold improvements                        25,648              10,259            15,389
    Motor vehicles                                59,309               8,896            50,413
    Mining equipment                              74,584              11,188            63,396
    -------------------------------------- -------------- ------------------- -----------------
                                                $279,805             $68,476          $211,329
    ====================================== ============== =================== =================


MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 1999, 1998 and 1997


6.   Share Capital

     (a)  Authorized: 100,000,000 common shares without par value

     (b)  Issued:

                                                                      Shares          Amount
                                                                  -------------     ----------
        Balance, December 31, 1996                                   15,202,123     $8,662,468

        Share purchase warrants exercised at $1.20 per share            125,000        150,000

        Stock options exercised at $1.00 per share                        8,000          8,000

        Mineral interest finder's fee at $1.50 per share                 35,000         52,500
        ---------------------------------------------------------- ------------- --------------
        Balance, December 31, 1997

        Private placement at $2.00 per share, less share
        Issuance cost of $9,635                                         375,000        740,365
        ---------------------------------------------------------- ------------- --------------
        Balance, December 31, 1998                                   15,745,123      9,613,333

        Private placement at $0.85 per share                            250,000        212,500

        Private placement at $1.00 per share                            150,000        150,000

        Share purchase warrants exercised at $1.60 per share            125,000        200,000
        ---------------------------------------------------------- ------------- --------------
        Balance, December 31, 1999                                   16,270,123    $10,175,833
        ========================================================== ============= ==============


     (c)  As  at  December  31,  1999,  3,562,328  (1998  -  4,211,689;  1997  -
          5,442,500) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

     (d)  Stock options outstanding at December 31, 1999:

          Number of Shares         Exercise Price         Expiry Date
          ----------------         --------------         -----------
              826,100                  $1.41            March 5, 2006
              215,500                  $1.41            June 20, 2007
               97,300                  $1.41            October 8, 2006
               97,300                  $1.41            March 6, 2007
               85,000                  $1.01            January 12, 2000
                                                        (subsequently expired)
               85,000                  $1.41            January 12, 2000
                                                        (subsequently expired)
               75,000                  $1.20            February 4, 2001
               75,000                  $1.41            February 4, 2001
              150,000                  $1.65            July 16, 2006
              100,000                  $1.20            December 1, 2006
              100,000                  $2.00            December 1, 2006
            ---------
            1,906,200
            =========

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 1999, 1998 and 1997


6.   Share Capital (continued)

     (e)  Warrants outstanding at December 31, 1999:

           Number of Shares         Exercise Price         Expiry Date
           ----------------         --------------         -----------
              1,600,000                  $2.00           June 30, 2000

                125,000                  $0.85           January 15, 2000
                                                         (subsequently expired)

                150,000                  $1.20           February 4, 2000
              ---------                                  (subsequently expired)
              1,875,000
              =========

7.   Non-cash Investing and Financing Activities

     In 1997, 35,000 shares were issued as finder's fee in connection with the acquisition of the Savoyardinskii gold/antimony property.

8.   Income Taxes

     The components of the future income tax assets are as follows:


                                                            1999            1998            1997
     --------------------------------------------- -------------- --------------- --------------
     Future income tax assets:

       Non-capital loss carryforwards               $  5,501,892    $  4,579,915    $  3,466,820

       Unused foreign exploration and
         development expenses                          2,299,934       1,795,611       1,043,235

       Unused cumulative Canadian exploration
         expenses                                          2,591           2,591           2,591

       Unused cumulative Canadian development
         expenses                                        148,461         148,461         148,461
       Undepreciated capital cost of capital
         assets over their net book value
                                                         227,922         145,411          67,327
     --------------------------------------------- -------------- --------------- --------------
     Less: Valuation allowance                        (8,180,800)     (6,671,989)     (4,728,434)
     --------------------------------------------- -------------- --------------- --------------
     Net future income tax assets                   $          -    $          -    $         -
     ============================================= ============== =============== ==============


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

9.   Related Party Transactions

     (a) The Company incurred the following expenses to its directors or corporations controlled by its directors:


                                                               1999           1998           1997
          ---------------------------------------------------------------------------------------
          Management fees and salaries                      $89,392       $150,011       $110,782
          Property investigation                                  -         13,825         20,536
          Rent                                                    -         12,667              -
          Deferred exploration costs                         77,073         83,383        108,097
          ---------------------------------------------------------------------------------------
                                                           $166,465       $259,886       $239,415
          =======================================================================================


     (b)  Account payable of $62,689 (1998 - $56,000;  1997 - $51,632) is due to
          a director or a corporation controlled by a director of the Company.

10.  Commitments

     (a) The Company has commitments in respect of office leases requiring minimum payments of $251,793 within the next two years, as follows:

                 2000                                       $ 141,512
                 2001                                         101,798
                 2002                                           8,483
                 ----------------------------------------------------
                                                            $ 251,793
                 ====================================================

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

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 1999, 1998 and 1997


14. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

     These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which conforms with the GAAP in United States in most aspects. The following presents additional disclosures and reconciliation of financial statement items to conform with U.S. GAAP:

     (a)  Reconciliation of Consolidated Balance Sheet Items:


                                                               1999           1998           1997
     ----------------------------------------------------------------------------------------------
     Mineral interests (Canadian GAAP)                   $1,835,376     $1,654,593     $1,812,908

     Capitalized deferred exploration costs
     written-off                                         (1,835,376)    (1,654,593)    (1,812,908)
     ----------------------------------------------------------------------------------------------
     Mineral interests (US GAAP)                                  -              -             -
     ----------------------------------------------------------------------------------------------
     Securities available for sale (Canadian GAAP)        1,931,633      2,579,830      4,094,209

     Unrealized gain                                              -          8,300              -
     ----------------------------------------------------------------------------------------------
     Securities available for resale (US GAAP)            1,931,633                     4,094,209
     ----------------------------------------------------------------------------------------------
     Share capital (Canadian GAAP)                       10,175,833      9,613,333      8,872,968

     Release of escrow shares as compensation             2,451,015      1,476,973              -

     Stock option compensation                            1,672,966      1,672,966      1,672,966
     ----------------------------------------------------------------------------------------------
     Share capital (US GAAP)                             14,299,814     12,763,272     10,545,934
     ----------------------------------------------------------------------------------------------
     Accumulated other comprehensive income
     (Canadian GAAP)                                              -              -              -

     Unrealized gain (loss) from securities
     Available for sale                                    (116,349)         8,300              -
     ----------------------------------------------------------------------------------------------
     Accumulated other comprehensive income
     (US GAAP)                                             (116,349)         8,300              -
     ----------------------------------------------------------------------------------------------


MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 1999, 1998 and 1997


14. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

     (b)  Reconciliation of Consolidated Statement of Operations Items:


                                                              1999            1998           1997
     -----------------------------------------------------------------------------------------------
     Loss for the year (Canadian GAAP)                 $(1,506,108)    $(1,996,584)   $(1,476,342)

     Capitalized deferred exploration costs
     written-off                                          (180,783)        158,315     (1,026,432)

     Write down of marketable securities                   116,349               -

     Stock option compensation expenses                          -               -     (1,239,241)

     Release of escrow shares as compensation             (974,042)     (1,476,973)
     -----------------------------------------------------------------------------------------------
     Loss for the year (US GAAP)                        (2,544,584)     (3,315,242)    (3,742,015)
     -----------------------------------------------------------------------------------------------
     Deficit, beginning of year (Canadian GAAP)         (4,572,046)     (2,575,462)    (1,099,120)

     Capitalized deferred exploration costs
     written-off                                        (1,654,593)     (1,812,908)      (786,476)

     Stock option compensation expenses                 (1,672,966)     (1,672,966)      (433,725)

     Release of escrow shares as compensation           (1,476,973)              -              -
     -----------------------------------------------------------------------------------------------
     Deficit, beginning of year (US GAAP)               (9,376,578)     (6,061,336)    (2,319,321)
     -----------------------------------------------------------------------------------------------
     Deficit, end of year (US GAAP)                    (11,921,162)     (9,376,578)    (6,061,336)
     -----------------------------------------------------------------------------------------------
     Loss per share (US GAAP)                                (0.21)          (0.31)         (0.38)
     -----------------------------------------------------------------------------------------------
     Weighted average number of common shares
     Outstanding - basic and diluted (US GAAP)          12,189,874      10,749,411      9,869,355
     -----------------------------------------------------------------------------------------------
     Other comprehensive income - unrealized gain
     (loss) on securities available for sale (US
     GAAP)                                                (124,649)          8,300              -
     -----------------------------------------------------------------------------------------------

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

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 1999, 1998 and 1997


14. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

     (c)  Marketable Securities (continued)


     --------------------------------------------- --------------- ---------------- ---------------
                                                                             Gross
                                                                        unrealized
                                                                           holding         Market
                                                             Cost   gains (losses)          value
     --------------------------------------------- --------------- ---------------- ---------------
     1999:
       Bonds issued by provincial
         government in Canada                          $2,047,982        $(116,349)    $1,931,633
     ============================================= =============== ================ ===============
     1998:
       Bonds issued by provincial
         government in Canada                          $2,579,830        $   8,300     $2,588,130
     ============================================= =============== ================ ===============
     1997:
       Bonds issued by crown corporation
          in Canada                                    $1,903,610        $       -     $1,903,610
       Bonds issued by provincial
         government in Canada                           2,190,599                -      2,190,599
     --------------------------------------------- --------------- ---------------- ---------------
                                                       $4,094,209        $       -     $4,094,209
     ============================================= =============== ================ ===============


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

          A summary of the options granted is as follows:


                                                                                       Weighted
                                                                                        average
                                                                            Number     exercise
                                                                         of shares        price
          --------------------------------------------------------- -------------- -------------
          Outstanding and exercisable at December 31, 1996               1,158,000       $1.93

          Granted                                                        1,537,000        1.42

          Exercised                                                         (8,000)       1.00

          Cancelled                                                     (1,150,000)       1.94
          --------------------------------------------------------- --------------
          Outstanding and exercisable at December 31, 1997               1,537,000        1.42

          Granted                                                           75,000        1.50

          Cancelled                                                       (300,800)       1.48
          --------------------------------------------------------- --------------
          Outstanding and exercisable at December 31, 1998               1,311,200        1.41

          Granted                                                          670,000        1.45

          Cancelled                                                        (75,000)       1.50
          --------------------------------------------------------- --------------
          Outstanding at December 31, 1999                               1,906,200        1.42
          --------------------------------------------------------- --------------
          Exercisable at December 31, 1999                               1,386,200        1.41
          --------------------------------------------------------- --------------


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
