Form 20-F
period 2000-12-31
MINCO MINING & METALS CORP
filed 2001-07-06
CIK 1020825

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 20-F

|_| Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

|X| Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the year ended December 31, 2000.

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual 16,380,123.

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

                                TABLE OF CONTENTS

                                                                          Page

Introduction And Use of Certain Terms......................................3

Forward-Looking Statements.................................................3

Glossary of Mining Terms...................................................3

Item 1.  Identity of Directors, Senior Management and Advisers.............6

Item 2.  Offer Statistics and Expected Timetable...........................6

Item 3.  Key Information...................................................6

Item 4.  Information on the Company.......................................11

Item 5.  Operating and Financial Review and Prospects.....................28

Item 6.  Directors, Senior Management and Employees.......................32

Item 7.  Major Shareholders and Related Party Transactions................36

Item 8.  Financial Statements.............................................39

Item 9.  The Offering and Listing.........................................39

Item 10.  Additional Information..........................................40

Item 11.  Quantitative and Qualitative Disclosures About Market Risk......52

Item 12.  Description of Securities Other than Equity Securities..........53

Item 13.  Defaults, Dividend Arrearages and Delinquencies.................53

Item 14.  Material Modifications to the Rights of Security Holders
          and Use of Proceeds.............................................53

Item 15. [Reserved].......................................................53

Item 16  [Reserved].......................................................53

Item 17.  Financial Statements............................................53

Item 18.  Financial Statements............................................53

Item 19.  Exhibits........................................................53

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

                                     Part I

Item 1.  Identity of Directors, Senior Management and Advisers

     The following table sets forth as of May 31, 2001, the names, business addresses and functions of Minco's directors and senior management.


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

Item 2. Offer Statistics and Expected Timetable

     Not Applicable

Item 3. Key Information

A.   Selected Financial Data

     The following  selected  financial  information  for the fiscal years ended
December 31, 1996, 1997, 1998, 1999, and 2000 are derived from the financial statements of Minco which is reported in Canadian dollars and should be read in conjunction with the financial statements and the notes thereto attached to this Annual Report. Minco's financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). There are
significant differences between Canadian GAAP and U.S. GAAP including the recording of exploration costs, recognition of compensation expense upon release of the escrow shares and issuance of stock options and the recording of marketable securities. For a discussion between Canadian GAAP and United States GAAP, see note 12 to the Company's financial statements.



Canadian GAAP                                                           At December 31
                                         ----------------------------------------------------------------------------
                                               1996           1997             1998            1999           2000
Operations
Interest and Sundry Income                $    119,190   $    265,388     $    197,068    $    144,042   $    116,205
Exploration Expense                                 --        191,170        1,065,408         579,088             --
Operating Loss                              (1,117,105)    (1,476,887)      (1,996,584)     (1,389,759)      (624,679)
Loss for Period                             (1,117,105)    (1,476,342)      (1,996,584)     (1,506,108)      (624,679)
Income (loss) from Continuing
  Operations per Common Share                    (0.11)         (0.10)           (0.13)          (0.09)         (0.04)
Common Shares used in calculations           9,828,126     15,331,855       15,549,918      16,154,986     16,335,178
Consolidated Balance Sheet Data
Total Assets                                 8,326,356      6,465,465        5,180,841       4,382,428      3,912,973
Mineral Interests                              786,476      1,812,908        1,654,593       1,835,376      2,281,470
Total Liabilities                              763,008        167,959          139,554         284,749        328,873
Share Capital                             $  8,662,468   $  4,097,679     $  5,041,287    $  6,297,506   $  3,912,973




U.S. GAAP                                                            At December 31
                                         ----------------------------------------------------------------------------
                                               1996           1997             1998            1999           2000
Operations
Interest and Sundry Income                $    119,190   $    265,388     $    197,068    $  144,042     $    116,205
Exploration Expense                           (784,476)    (1,026,432)         158,315      (180,783)
Loss for Year                                              (3,742,015)      (3,315,242)   (2,544,584)      (1,070,773)
Income (loss) from Continuing
  Operations per Common Share                                   (0.38)           (0.31)        (0.21)           (0.08)
Common shares used in calculations           5,582,498      9,869,355       10,749,411    12,189,894       12,828,232
Consolidated Balance Sheet Data
Total Assets                              $  7,539,880   $  4,652,597     $  3,534,948   $ 2,547,092     $  1,648,933
Mineral Interests                                   --             --               --            --               --
Total Liabilities                              763,008        167,959          139,554       284,749          328,873
Share Capital                             $  8,680,268   $ 10,545,934     $ 12,763,272  $ 14,299,814     $ 14,410,914


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


   Year Ended:
   December 31         Average         Period End          High         Low
   -----------         -------         ----------          ----         ---

       1995             1.3460           1.3655           1.2789       1.4132
       1996             1.3636           1.3696           1.3865       1.3287
       1997             1.3844           1.4305           1.4399       1.3345
       1998             1.4831           1.5305           1.5765       1.4096
       1999             1.4346           1.4440           1.5268       1.4512
       2000             l.4916           1.4995           1.5592       1.4379

        The following table sets forth the high and low exchange rate for the past six months. As of May 31, 2001, the exchange rate was 1.5461.


    Month                High             Low
    -----                ----             ---
December 2000           1.5458           1.4995
January 2001            1.5162           1.4944
February 2001           1.5399           1.4933
March 2001              1.5784           1.5388
April 2001              1.5790           1.5360
May 2001                1.5541           1.5310

B.   Capitalization and indebtedness.

     The Company's capitalization as of December 31, 2000 is as follows:


Consolidated Balance Sheet Data                         December 31, 2000
                                                        -----------------
Long-Term Debt                                              $        0
Shareholder's Equity                                        $3,584,100
                                                            ----------
Total Capitalization                                        $3,584,100
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

     2. The Company Is In Exploration Stage And Has No Proven Reserves. The Company is in the exploration stage. None of the properties in which it has interests are in commercial production, or contain reserves. In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties will turn out not to be worth further expense. The Company may thus expend significant amounts of financing and effort on any or all of its properties without finding reserves or reaching a stage of commercial production.

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

Background

     Minco was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name "Caprock Energy Ltd." On February 19, 1996, current management acquired its interests in Minco pursuant to the following agreements: the "PCR Agreement," and the "Teck-Cominco Agreements," described below. (See Item 4 - "The PCR Agreement" and "The Teck-Cominco Agreements.") The purpose of the PCR Agreement was to transfer PCR's assets to Minco which allowed Minco to explore and evaluate for potential acquisition and, if warranted, development mineral properties in China.

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

(1) Formed by Minco and Baiyin Non-Ferrous Metals Corporation ("BNMC"), a Chinese state-owned company. Teck Corporation has the right to earn 70% of Minco's interest for a net 56% interest. As of March 31, 2001, Minco has not yet earned its 80% interest.

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

     At this time, Minco plans no further work programs on any of it other properties including the Changba-Lijiagou project. Minco may entertain offers from third parties that wish to option or joint venture the Changba-Lijiagou project. At the present time, Minco is not negotiating any agreement on the property and there is no assurance that an offer will be obtained that will enhance shareholder value.

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

     Environmental Considerations

     The Gansu Keyin joint venture agreement specifically excludes any areas of past or present mining activity. Minco foresees no direct or indirect liabilities arising from the activities of BNMC on its own mine sites. In the White Silver Mountain underground exploration area, Teck has hired BNMC as a contractor to undertake all underground excavation. BNMC is responsible for the disposal of all mining waste (mainly barren rock) in an environmentally sound manner. Similarly, it is expected that BNMC would be retained as the mining contractor if the joint venture makes a positive production decision. BNMC would have operational management of the project and would be responsible for adherence to sound environmental practice. If smelting is done by BNMC, it would be governed by standard commercial contract under which the handling and safe disposal of any attendant waste products would be BNMC's sole responsibility.

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

2000 Exploration Program and Planned Activities for 2001

     The White Silver Mountain project program for 2000 consisted of 250 meters of underground excavation establish drill stations, approximately 2,000 meters of underground drilling and a surface program which included geological mapping and approximately 200 line kilometers of electromagnetic surveying. The mapping and electromagnetic surveys generated new targets for a surface drilling campaign to be undertaken in 2001 after the Keyin has received and interpreted the results of the surface work and the current underground drill program. The cost of this program is estimated at $400,000 and will be completely funded by Teck. Similarly, the underground program is expected to continue as long as favorable results are being received and the potential size of the mineralized zone is being increased.

     In April 2001, Teck commenced a surface diamond drilling program comprising of an estimated 2,700 meters in priority zones based on a combination of electromagnetic conductors with coincident surface alteration zones and mineralization in geological setting prospective for volcanogenic massive sulphide minerals. Results are expected during the third quarter of 2001.

     Minco's costs related to the White Silver Mountain project was $73,023 for the December 31, 2000, year end and will be approximately $50,000 for the year ended December 31, 2001, consisting of $20,000 in geological fees, $15,000 in management fees and $15,000 related to travel and lodging related to the project. These amounts are in addition to the amounts being expended by Teck.

Gobi Gold Project

     A regional exploration and property evaluation was carried out on the Inner Mongolia (Gobi Gold project) during 1998 culminating in the joint venture agreement in 1999 between Minco and the Exploration Institute of Land and Resources of Inner Mongolia ("EILR"). In 1999, Minco and EILR created Damo Mining Co. Ltd., a fully-licensed Sino-Foreign joint venture company, to explore for metallic mineral deposits within the Inner Mongolia Autonomous Region. Initially, Damo Mining will focus on exploring its existing license holding that covers 550 km2. The Damo Mining joint venture agreement allows Minco to earn up to a 75% interest in joint venture by spending US$2.5 million on exploration on the Gobi Gold project over four years. In the event Minco does not spend the specified amounts, its interest in the joint venture agreement may be subject to being capped by a predetermined formula as set out in the Joint Venture Agreement.

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

Changba-Lijiagou Property

     Minco acquired its rights to the Changba-Lijiagou Lead Zinc project located in Ganzu Province, China, through the "Cooperation Agreement Regarding the Development of the Changba Lijiagou Lead Zinc Deposit" between Minco and BNMC signed on November 17, 1997. Under this agreement, which has no expiration date, Minco and BNMC will form a Chinese joint venture company to explore, and, if warranted, develop and exploit the lead and zinc deposits of Changba and Lijiagou and the joint area between them by taking the project through development, to production at a rate of 3,500 tonnes of ore per day. If a joint venture agreement is entered into, Minco will contribute capital and advance equipment to develop a 3,500 tonne per day underground mine for a 75% interest in the joint venture. BNMC operated the Changba-Lijiagou project as a 3,500 tonne per day open pit mine until the collapse of underground workings forced the downsizing of the operation to 750 tonnes per day. BNMC will contribute the mining rights relating to Changba and Lijiagou and net values of total assets at the Changba milling system for a 25% interest in the joint venture.

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

Expenditures on Properties of Minco for 1998, 1999, and 2000.

     The following table sets forth Minco's expenditures on it properties for the years ended December 31, 1998, 1999 and 2000.

                                                        December 31,
                                         ---------------------------------------
                                         1998          1999         2000
--------------------------------------------------------------------------------
Changba Lijiagou Lead-Zinc Deposit    $   52,107   $            $
Chapuzi                                    1,456
Emperor's Delight                                      25,051
Heavenly Mountains                        33,412
Inner Mongolia (Gobi)                     40,456       49,922      358,645
Lengkou                                   44,561
Savoyardinskii                            82,216
West Kunlun
White-Silver Mountain                    619,381      684,898       87,449
Xifanping Gold Deposits                   33,504
--------------------------------------------------------------------------------
Total                                $   907,093   $  759,871   $  446,094
================================================================================

Item 5. Operating and Financial Review and Prospects

     This discussion and analysis of the operating results and the financial position of Minco for the three years ended December 31, 2000, 1999, and 1998, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto.

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

Results of Operations

Year ended December 31, 2000, compared to year ended December 31, 1999

     The Company is in the exploration stage and had no revenue during 2000 and 1999. During the year ended December 31, 2000, Minco had no mineral interests written off compared to mineral interests written off of $579,088 during the year ended December 31, 1999. Mineral interests written off during the year ended December 31, 1999, consisted of the Emperor's Delight, Changba Lijiajou Lead-Zinc Depot and Chapuzi interests.

     Total administrative expenses were $740,884 for fiscal year 2000 compared to $954,713 for fiscal year 1999. During fiscal year 2000, the Company continued its ongoing effort to reduce expenses. Expenses decreased in almost all administrative categories including advertising by $17,557, consulting fees by $19,984, promotion and government relations by $55,834, and rent by $30,502. These decreases were offset, in part, by the increase in legal fees by $23,000 related to the Company's Annual Report registering its common shares with the SEC.

     During 2000, mineral property expenditures were $446,094 of which $87,449 was spent on White-Silver Mountain and $358,645 was spent on Inner Mongolia (Gobi Gold).

     Net loss from operations for 2000 was $624,679 or $0.04 per share compared to $1,506,108 or $0.09 per share in 1999.

     US GAAP Reconciliation

     For the year ended December 31, 2000, the Company had a loss of $1,070,773 or $0.08 per share calculated under US GAAP compared to a net loss of $624,679 or $0.04 per share calculated under Canadian GAAP. The difference in calculation of loss is primarily attributed to the write-off of deferred exploration costs of $446,094 under US GAAP.

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

     At March 31, 2001, and December 31, 2000, Minco had working capital of $1,039,903 and $1,167,966, respectively. During the period of 1999 to 2000, capital additions totaled $111,100 through the exercise of warrants.

     The particulars of all capital raising transactions since 1997 are detailed as follows:

     In June 1996, Minco completed a private placement of 3.2 million special warrants at a price of $2.55 per special warrant for gross proceeds of $8,160,000. Each unit consisted of one common share and one half of a non-transferable common share purchase warrant. Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of $2.55 per share until one year after the date of issuance of the warrant upon exercise of the special warrant. The expiration date of such warrants was subsequently extended until 4:30P.M. on June 30, 2000, and the exercise price of the warrants was reduced to $2.00. These warrants expired under their terms.

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

     During fiscal year 2000, Arbora Portfolio Management exercised warrants to acquire 110,000 common shares at $1.01 per share representing gross proceeds of $111,100.

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

Item 6. Directors, Senior Management and Employees

A.   Directors and senior management.

     The following table sets forth all current directors and executive officers of Minco as of May 31, 2000, with each position and office held by them in Minco, their terms of office and the period of service as such. Each director's term of office expires at the next annual general meeting of shareholders to be held on June 28, 2001. At such meeting, each current director is seeking re-election.


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

(2)  Represents 250,000 common shares subject to options.

(3)  Includes 97,300 common shares subject to options.

     Positions held by Minco's directors and officers other than with Minco:


        Name                                Positions Held
-------------------------------------------------------------------------------
Ken Cai                      Director, Chineseworldnet.com
                             Director, Dragon Pharmaceutical Inc.
                             Director, Aquasol Environtech Ltd.
                             President & Director, Kaisun Investment &
                             Development
                             President & Director, Pacific Canada Resources Inc.

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

Robert Callander             Director, Urbana Corporation
                             Director, Pacific Canada Resources Inc.
                             Director, Environwaste Technologies Inc.
                             Director, Member Savings Credit Union
                             Director, Intraconnect Inc.


     The business background and principal occupations of Minco's officers and directors for the preceding five years are as follows:

     Ken Z. Cai. Dr. Cai has served as president, chief executive officer and a director of Minco since February 29, 1996. Dr. Cai devotes approximately 90% to 100% of his time to Minco's business. Dr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario, Canada. Dr. Cai, a Chinese national now living in Canada, has 15 years of experience in mineral exploration, project evaluation, corporate financing and company management. Dr. Cai has been responsible for negotiating the property agreements in China through his contacts in the Chinese mining communities. This has allowed Minco to access data on a large number of projects throughout China. Dr. Cai has served as a director of several publicly-traded and private Canadian and Chinese companies. In addition, Dr. Cai is a director of Dragon Pharmaceutical, Inc., a company whose shares of common stock are registered under the Securities Exchange Act of 1934.

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

B.   Compensation

     The aggregate direct or indirect remuneration paid to the directors and officers of Minco, as a group during the fiscal year ended December 31, 2000, for service to Minco in all capacities, was $110,300. Certain information about payments to Minco's executive officers is set out in the following table:

                             EXECUTIVE COMPENSATION
                           SUMMARY COMPENSATION TABLE



                                                                                    Long Term
                                               Annual Compensation                Compensation
                                    ------------------------------------------   ---------------
                                                                                                    All Other
Name and Principal                                                                Shares Under     Compensation
Position                     Year      Salary        Bonus         Other             Options           ($)
-------------------------- ---------------------- ---------------------------- - --------------- ----------------
Ken Cai                      2000        Nil          Nil           $110,300(1)          371,000              Nil
President, Chief Executive   1999        Nil          Nil           $111,500(1)          371,000              Nil
Officer and Director         1998        Nil          Nil           $121,276(1)          371,000              Nil


(1)  Consulting fees paid and amounts paid as a travel allowance.

C.   Board practices

     The current directors of the board were elected to their position at the annual meeting of shareholders held on June 29, 2000. Each director will continue to serve as such until the next meeting of the shareholders to be held on June 28, 2001. The officers of the Company are elected by the board and serve at the board's pleasure. Directors are elected annually at the Annual General Meeting of shareholders, whereas officers' appointments are approved by the Board of Directors and terminate upon resignation or termination by the Board.

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

     The following table sets forth, as of May 31, 2001, common stock held by Minco's officers and directors and all outstanding options and warrants to purchase common shares of Minco; there are no options to purchase shares of any other class of security:

Common Shares Owned by Officers and Directors


        Name                           Number of Common Shares Owned
        ----                           -----------------------------

        Ken Cai                                  5,917,500*
        William Meyer                                   -0-
        Robert M. Callander                         100,250
        Hans Wick                                   165,000

* Represents shares owned by Pacific Canada Resources Inc., a private company, in which Ken Cai beneficially owns more than 10%.

Outstanding Options

                                                       Exercise
Name                                     Options         Price               From                      To

Ken Cai                                      321,500     $1.41(1)        March 5, 1996            March 5, 2006
                                              49,500     $1.41(1)        June 20, 1997            June 20, 2007

Wayne Spilsbury                              185,000     $1.41(1)        March 5, 1996            March 5, 2006

Robert Callander                              97,300     $1.41(1)       October 8, 1996          October 8, 2006

Hans Wick                                     97,300     $1.41(1)        March 6, 1997            March 6, 2007

William Meyer                                150,000     $1.65(1)        July 16, 1999            July 16, 2006
                                             100,000     $1.12(1)      December 2, 1999         December 1, 2006

Ruijin Jiang                                 100,000        $0.55       January 2, 2001          January 2, 2006

Anna Liu                                      75,000        $0.55       January 2, 2001          January 2, 2006

Susan Parker                                  50,000        $0.55       January 2, 2001          January 2, 2006


                                                       Exercise
Name                                     Options         Price               From                      To

Wilma Gao                                     20,000        $0.55       January 2, 2001          January 2, 2006

Lynette Rudichuk                              15,000        $0.55       January 2, 2001          January 2, 2006

Total                                      1,260,600


(1) Subject to shareholder approval at Minco's annual general meeting to be held on June 28, 2001, Minco is seeking to reprice the exercise price of the options to $.55 per share.

Item 7. Major Shareholders and Related Party Transactions

A.   Major shareholders

     As of May 31, 2001, Minco believes that approximately 589,214 of the issued and outstanding common shares were held by 20 shareholders with addresses in the United States.

     As far as known to Minco, and except as disclosed herein, Minco is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director and a former director of Minco, as at May 31, 2001, owned approximately 36% of the issued and outstanding shares of Minco's common stock.

     The following table sets forth, as of May 31, 2001, information with respect to (i) any person who is known to Minco to be the owner of more than 10% of any class of Minco's outstanding voting securities and (ii) the total amount of any class of Minco's voting securities owned by the officers and directors as a group.


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

(5) Includes Dr. Ken Cai's beneficial interest in shares owned by Pacific Canada Resources, Inc.

Performance Shares or Escrow Securities

        As at May 31, 2001, there were a total of 2,991,322 common shares of Minco held at Montreal Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, subject to escrow share restrictions under a Performance Escrow Agreement dated August 17, 1995 (the "1995 Escrow Agreement") and an Escrow Agreement dated February 19, 1996 (the "1996 Escrow Agreement"). As of March 31, 2001, the escrow shares represent approximately 18.0% of the total issued and outstanding shares of Minco.

                             Table Of Escrow Shares

                                                Pacific Canada   Peter P.    Hans       Fotios    Petros S.      Colin
                                                Resources Inc.   Tsaparas    Wick     Kandianis  E. Tsaparas   McAleenan      Total

Balance December 31, 1996                          4,880,000     262,500    90,000      60,000      60,000        90,000   5,442,500
Released at $1.20 per share, June 1998               949,561     131,250    45,000      30,000      30,000        45,000   1,230,811
Released at $1.50 per share, August 1999             508,736      65,625    22,500      15,000      15,000        22,500     649,361
Released at $0.97 per share, March 2001              430,381      65,625    22,500      15,000      15,000        22,500     571,006
Balance May 31, 2001                               2,991,322         -0-       -0-         -0-         -0-           -0-   2,991,322


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

Item 8. Financial Statements

A.   Consolidated Statements and Other Financial Information

     The  following  financial  statements  of Minco are attached to this Annual
Report:

        Auditors' Report.

        Consolidated Balance Sheet at December 31, 2000 and 1999.

        Consolidated Statement of Operations and Deficit for the years ended December 31, 2000, 1999 and 1998.

        Consolidated Statement of Cash Flows for the years ended December 31, 2000, 1999 and 1998.

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

Item 10. Additional Information

A.   Share capital

     Minco has 100,000,000 common shares authorized, without par value, of which 16,380,123 shares were issued and outstanding as of May 31, 2001.

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

     The following table sets forth a history of the share capital for the Company for the last three years, and through March 31, 2001.


                                              Issuance                               Common Share
                                              --------                               ------------
Balance, December 31, 1997                                                            15,370,123

                                 Private placement of common shares to Teck              375,000
                                 Corporation

Balance, December 31, 1998                                                            15,745,123

                                 Private placement of common shares                      250,000

                                 Private placement of common shares                      150,000

                                 Exercise of warrants                                    125,000

Balance, December 31, 1999                                                            16,270,123

                                 Exercise of warrants                                    110,000

Balance, December 31, 2000                                                            16,380,123

Balance, March 31, 2001                                                               16,380,123


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

     If Teck and Cominco determine that a base or precious metal project is to be governed by the Teck-Cominco Agreements, their earn-in rights shall be exercisable in one of two ways, depending on whether the project is determined to be a "development property" or an "exploration property", which determination is made solely by Teck and Cominco. If determined to be a development property, Teck and Cominco shall have the right to acquire 70% of the Non- Chinese Interest in such property and to become the operator of the project by completing, at their sole cost, any further project work and the final feasibility report on the project. Teck and Cominco must then arrange for 70% of the costs required to be provided by the non-Chinese parties to place the property into commercial production. Upon completion of all of the foregoing, Teck and Cominco shall be deemed to have exercised their earn-in rights in respect to the development project. Minco must contribute 30% of the costs required after the completion of the feasibility study.

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

     4. Consulting Agreement dated June 25, 1996, between Minco and Kaisun Group Canada, Inc. engaging Kaisun to act as president and chief executive officer and to provide Minco with such other consulting services as Minco and Kaisun agree upon. The term of the consulting agreement is for a period commencing March 1, 1996, and ending June 25, 1999, for a fee of $500 per day to a maximum of $100,000 per year.

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

     The following table sets forth the percentage of Minco's administrative expense by currency for the years ended December 31, 1999 and 2000.

By Currency

                                                    1999                 2000
                                                    ----                 ----
Canadian Dollar                                      86%                  84%
Renminbi yuan ("RMB")                                14%                  16%
                                                     ---                  ---
Total                                               100%                 100%

     Such administrative expense by currency may change from time to time. Further, Minco incurred exploration costs of $740,150 and $443,512 for the years ended December 31, 1999 and 2000, respectively, all of which we paid in RMB.

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

     Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not Applicable

Item 15. [Reserved]

Item 16. [Reserved]

Item 17. Financial Statements

     Attached hereto

Item 18. Financial Statements

Item 19. Exhibits

Index

3.(i)         Articles of Incorporation and all amendments(1)

3.(ii)        Bylaws(1)

10.1 Investment and Participation Agreement dated February 20, 1996, Among the Registrant, Teck Corporation and Cominco Ltd.(1)

10.2 Consulting Agreement dated June 25, 1996, between Registrant and Kaisun Group Canada, Inc.(1)

10.3 Stock Escrow Agreement dated December 24, 1992, between Montreal Trust Company of Canada, Consolidated Caprock Resources, Ltd. and certain shareholders of Consolidated Caprock Resources, Ltd.(1)

10.4 Performance Shares Escrow Agreement dated August 17, 1995,between Registrant, Montreal Trust Company of Canada and certain shareholders of Registrant(1)

10.5 Assignment of Contracts and Share Purchase Agreement between Minco Mining & Metals and Pacific Canada Resources dated February 19, 1996 (3)

10.6 Investment and Participation Agreement among Pacific Canada Resources, Teck Corporation and Cominco dated February 19, 1996(2)

10.7 Teck and Cominco agreement regarding White Silver Mountain dated June 15, 1998(2)

10.8          Sino-Foreign Joint Venture Agreement forming Gansu Keyin Mining
              Co. Ltd.(3)

10.9          Sino-Foreign Joint Venture Agreement forming Damo Mining Co. Ltd.
              (Gobi Gold)(3)

10.10 Cooperation Agreement regarding the Development of the Changba Lijiagou Lead Zinc Deposit dated November 17, 1997 (2)

(1) Incorporated by reference to the Company's Form 20-F/R-A, amendment number 1 filed on October 18, 2000.

(2) Incorporated by reference to the Company's Form 20-F/R-A, amendment number 2 filed on May 4, 2001.

(3) Incorporated by reference to the Company's Form 20-F/R-A, amendment number 3 filed July 6, 2001.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and that it has duly caused the undersigned to sign this Annual Report on its behalf.

                                            Minco Mining & Metals Corporation


Dated: July 3, 2001                        /s/   Dr.  Ken Z. Cai
                                           ----------------------------------
                                           Dr. Ken Z. Cai

ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca
-------------------------------------------------------------------------------


AUDITORS' REPORT


To the Shareholders of

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)


We have audited the consolidated balance sheets of Minco Mining & Metals Corporation as at December 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of preceding year.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in United States. Application of accounting principles generally accepted in United States would have affected the company's financial position and its shareholders' equity as at December 31, 2000 and 1999 and its results of operations for each of the years in the three-year period ended December 31, 2000, to the extent summarized in Note 12 to the consolidated financial statements.




Vancouver, Canada                                       "ELLIS FOSTER"
March 7, 2001                                           Chartered Accountants


-------------------------------------------------------------------------------
EFA partnership of incorporated professionals
An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
       - members in principal cities throughout the world

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Balance Sheets
December 31, 2000 and 1999
(Expressed in Canadian Dollars)
                                                      2000              1999
                                                  ------------     ------------
ASSETS

Current
  Cash and cash equivalents                       $    219,333     $    268,224
  Marketable securities                              1,142,829        1,931,633
  Sundry receivable                                     78,076           92,883
  Prepaid expenses and deposits                         56,601           64,475
                                                  ------------     ------------
                                                     1,496,839        2,357,215
Mineral interests (Note 3)                           2,281,470        1,835,376
Capital assets (Note 4)                                134,664          189,837
                                                  ------------     ------------
                                                  $  3,912,973     $  4,382,428
                                                  ============     ============
LIABILITIES
Current
   Accounts payable and accrued liabilities       $    328,873     $    284,749
                                                  ------------     ------------
SHAREHOLDERS' EQUITY
Share capital (Note 5)                              10,286,933       10,175,833
Deficit                                             (6,702,833)      (6,078,154)
                                                  ------------     ------------
                                                     3,584,100        4,097,679
                                                  ------------     ------------
                                                  $  3,912,973     $  4,382,428
                                                  ============     ============
Commitments (Note 8)

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Operations and Deficit
Years Ended December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)


                                                          2000                1999               1998
------------------------------------------------------------------------------------------------------
Interest and sundry income                        $    116,205        $    144,042       $    197,068
------------------------------------------------------------------------------------------------------
Mineral interests written off                                -             579,088          1,065,408
------------------------------------------------------------------------------------------------------
Administrative expenses
  Accounting and audit                                  69,171              75,231             82,540
  Advertising                                           18,665              36,222             20,826
  Amortization of capital assets                        35,187              51,788             60,132
  Capital taxes                                          5,765              11,581             15,015
  Conference                                             2,377              16,364              5,409
  Consulting fees                                      137,651             157,635             90,097
  Donation                                                   -                   -              3,800
  Legal                                                 48,255              25,250             40,820
  Listing, filing and transfer agents                   16,460              32,094             51,841
  Management fees                                       48,474              40,758             97,559
  Office and miscellaneous                              58,909              51,683             50,295
  Promotion and government relations                   115,599             171,433            137,987
  Property investigation                                     -              52,229            129,812
  Rent                                                  72,723             103,225            138,486
  Salaries and benefits                                 65,837              67,832             97,217
  Telephone                                             14,289              20,868             55,851
  Travel and transportation                             28,892              35,492             52,811
  Foreign exchange loss (gain)                           2,630               5,028            (2,254)
------------------------------------------------------------------------------------------------------
                                                       740,884             954,713          1,128,244
------------------------------------------------------------------------------------------------------
Operating loss                                        (624,679)         (1,389,759)        (1,996,584)

Write down of marketable securities                          -            (116,349)                 -
------------------------------------------------------------------------------------------------------
Loss for the year                                     (624,679)         (1,506,108)        (1,996,584)

Deficit, beginning of year                          (6,078,154)         (4,572,046)        (2,575,462)
------------------------------------------------------------------------------------------------------
Deficit, end of year                              $ (6,702,833)       $ (6,078,154)      $ (4,572,046)
======================================================================================================
Loss per share                                    $      (0.04)       $      (0.09)      $      (0.13)
======================================================================================================
Weighted average number of
  Common shares outstanding                         16,335,178          16,154,986         15,549,918
======================================================================================================


MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Cash Flows
Years Ended December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)


                                                     2000                 1999               1998
-------------------------------------------------------------------------------------------------------

Cash flows from (used in)
  Operating activities
  Loss for the year                                $   (624,679)       $ (1,506,108)      $ (1,996,584)
  Adjustment for items not involving cash:
  - amortization                                         35,187              51,788             60,132
  - non-controlling interest's shares of loss                 -                   -                  -
  - writeoff of mineral interests                             -             579,088          1,065,408
  - write down of marketable securities                       -             116,349                  -
  - gain on sale of marketable securities               (42,325)
  Change in working capital items:
  - funds restricted for mineral explorations                 -             213,598           (148,269)
  - sundry receivable                                    14,807             (75,253)            33,135
  - prepaid expenses and deposits                         7,874                (458)           (25,754)
  - accounts payable and accrued liabilities             44,124             145,195            (28,405)
-------------------------------------------------------------------------------------------------------
                                                       (565,012)           (475,801)        (1,040,337)
-------------------------------------------------------------------------------------------------------
Cash flows from financing activities
  Shares issued for cash                                111,100             562,500            740,365
-------------------------------------------------------------------------------------------------------
Cash flows from (used in)
  investing activities
  Acquisition of capital assets                          (1,725)             (8,303)          (130,800)
  Deferred exploration costs                           (424,383)           (729,148)          (889,141)
  Proceeds from sales of
    marketable securities                             2,298,889             531,848          1,514,379
  Purchase of marketable securities                  (1,467,760)                  -                  -
-------------------------------------------------------------------------------------------------------
                                                        405,021            (205,603)            494,438
-------------------------------------------------------------------------------------------------------
Increase (Decrease) in cash and
  cash equivalents                                      (48,891)           (118,904)            194,466

Cash and cash equivalents,
  beginning of year                                     268,224             387,128             192,662
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
  end of year                                      $    219,333        $    268,224       $    387,128
=======================================================================================================


MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)


1.   Nature of Operations

     The Company was incorporated under the laws of British Columbia, Canada and is in the business of mining exploration.

     These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company and the recoverability of amounts shown for mineral interests are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the projects, and on future profitable production or proceeds from the disposition thereof.


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

     (c)  Capital Assets

          Amortization is provided as follows:

          Motor vehicles                  30% per annum, declining-balance basis
          Mining equipment                30% per annum, declining-balance basis
          Computer  equipment             30% per annum, declining-balance basis
          Office equipment and furniture  20% per annum, declining-balance basis
          Leasehold  improvements         Term of the lease (5 years), straight-
                                          line basis

          Amortization is provided at half the annual rate in the year of acquisition except for leasehold improvements.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)

2.   Significant Accounting Policies (continued)

     (d)  Cash Equivalents

          Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at December 31, 2000 and 1999, cash equivalents consist of bank redeemable term investment certificates.

     (e)  Marketable Securities

          Marketable securities are stated at the lower of cost and market value. As at December 31, 2000, marketable securities consist of bonds issued by the provincial government of Ontario. The market value is $1,160,259 (1999 - $1,931,633).

     (f)  Earnings (Loss) Per Share

          Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Fully-diluted earnings (loss) per share has not been disclosed as the effect of common shares issuable upon the exercise of warrants and options would be anti-dilutive.

     (g)  Foreign Currency Transactions

          The Company maintains its accounting records in its functional currency (i.e., Canadian dollars). It translates foreign currency transactions into its functional currency in the following manner.

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

     (h)  Mineral Interests

          The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized on a property-by-property basis. These costs will be amortized against revenue from future production or written off if the mineral interest is abandoned or sold.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)


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

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)


3.   Mineral Interests


        ------------------------------------------------------------------------------------------
                                              Deferred                                   Deferred
                                                 Costs           2000                       Costs
                                               Dec. 31    Exploration         Amount      Dec. 31
                                                  1999          Costs    Written Off         2000
        ------------------------------------------------------------------------------------------
        Emperor's Delight                     $    100         $    -      $       -   $      100

        Crystal Valley                             100              -              -          100

        Stone Lake                                 100              -              -          100

        Changba Lijiagou
          Lead-Zinc Deposit                        100              -              -          100

        White-Silver Mountain                1,307,979         87,449              -    1,395,428

        Chapuzi                                    100              -              -          100

        Heavenly Mountains                     436,519              -              -      436,519

        Inner Mongolia (Gobi Gold)              90,378        358,645              -      449,023
        ------------------------------------------------------------------------------------------
                                            $1,835,376       $446,094      $       -   $2,281,470
        ==========================================================================================

        ------------------------------------------------------------------------------------------
                                              Deferred                                   Deferred
                                                 Costs           1999                       Costs
                                               Dec. 31    Exploration         Amount      Dec. 31
                                                  1998          Costs    Written Off         1999
        ------------------------------------------------------------------------------------------
        Emperor's Delight                      $89,316       $ 25,051      $(114,267)     $   100

        Crystal Valley                             100              -              -          100

        Stone Lake                                 100              -              -          100

        Changba Lijiagou
        Lead-Zinc Deposit                      134,803              -       (134,703)         100

        White-Silver Mountain                  623,081        684,898              -    1,307,979

        Chapuzi                                330,218              -       (330,118)         100

        Heavenly Mountains                     436,519              -              -      436,519

        Inner Mongolia (Gobi Gold)              40,456         49,922              -       90,378
        ------------------------------------------------------------------------------------------
                                            $1,654,593       $759,871      $(579,088)  $1,835,376
        ==========================================================================================

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)


3.   Mineral Interests (continued)

     (a) Expenditures on the Emperor's Delight, Crystal Valley, Stone Lake and Chapuzi have been discontinued due to negative results and no further work is planned. However, the Company retains rights to the projects.

     (b) The Company acquired its rights to the Changba-Lijiagou Lead Zinc Project located in Ganzu Province, China through the "Cooperation Agreement Regarding the Development of the Changba Lijiagou Lead Zinc Deposit" between the Company and Baiyin Non-Ferrous Metals Corporation ("Baiyin") signed on November 17, 1997. The Company discontinued further work on this project in 1999 and will seek a joint venture partner to develop it.

     (c)  The Company  acquired its rights to the White Silver Mountain  project located in Gansu Province, China, pursuant to a Joint Venture Agreement signed on August 28, 1998. A joint venture company, Gansu Keyin Mining Co. Ltd. ("Keyin"), was formed to hold the above mineral interests. In order to earn an 80% interest in Keyin, the Company must expend 40 million RMB (approximately US$4.8 million) on the properties. Baiyin will contribute the exploration permit held by it and the geological data and research results, including drill core samples and maps, for its 20% interest in Keyin. Following the completion of the above expenditures, each party shall contribute to Keyin in proportion to their respective beneficial interests.

          Pursuant to an option agreement dated December 22, 1999, with effect from June 10, 1998, the Company granted Teck Corporation of Vancouver, B.C., Canada, an option to earn a 56% interest in Keyin by assuming all of the Company's funding requirements until commercial production has been attained. Pursuant to the term of the same option agreement, Cominco Ltd. ("Cominco") of Vancouver, B.C., Canada, has "back-in rights" with respect to this project to earn up to a 20% interest in Keyin up to the pre-feasibility stage by repaying Teck one and one-half times the total project expenditures up to the date of exercise of its rights and making a cash payment to the Company, and thereafter funding its pro-rata share of feasibility and development costs.

          The White Silver Mountain agreements with Teck and Cominco are separate from the Earn-in Rights that are detailed in Note 8(c). The White Silver Mountain Agreement does not constitute an exercise of either Teck's or Cominco's first right of refusal, which remain intact.

     (d) The Heavenly Mountains properties are located in Xinjiang Province, China. The Company has an exclusive right to negotiate and enter into a joint venture contract with the Xinjiang Bureau of the Ministry of Geology and Mineral Resources and to invest in certain mineral properties located in Xinjiang Uygur Autonomous Region in China. The Company discontinued further work and suspended the project in 1999.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)


3.   Mineral Interests (continued)

     (e) The Inner Mongolia property (Gobi Gold Project) is located in Inner Mongolia Autonomous Region, China. Pursuant to a Cooperative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending US$2.5 million over a four-year period. A joint venture company called Inner Mongolia Damo Mining Co. Ltd. was formed to hold the above noted mineral interests.

4.   Capital Assets

                                                                      2000
                                                 -------------- ----------------- --------------
                                                                     Accumulated       Net book
                                                          Cost      Amortization          value
        ---------------------------------------- -------------- ----------------- --------------
        Computer equipment                            $ 62,948          $ 46,684        $16,264
        Office equipment and furniture                  81,436            50,924         30,512
        Leasehold improvements                          25,648            25,048              -
        Motor vehicles                                  59,309            42,018         17,291
        Mining equipment                               191,292           120,695         70,597
        ---------------------------------------- -------------- ----------------- --------------
                                                      $420,633          $285,369       $134,664
        ======================================== ============== ================= ==============

                                                                      1999
                                                 -------------- ----------------- --------------
                                                                     Accumulated       Net book
                                                          Cost      Amortization          value
        ---------------------------------------- -------------- ----------------- --------------
        Computer equipment                            $ 59,801          $ 40,388       $ 19,413
        Office equipment and furniture                  82,858            43,119         39,739
        Leasehold improvements                          25,648            20,518          5,130
        Motor vehicles                                  59,309            34,607         24,702
        Mining equipment                               191,292            90,439        100,853
        ---------------------------------------- -------------- ----------------- --------------
                                                      $418,908          $229,071       $189,837
        ======================================== ============== ================= ==============


MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)


5.   Share Capital

     (a)  Authorized: 100,000,000 common shares without par value

     (b)  Issued:

                                                                          Shares        Amount
               ---------------------------------------------------- ------------- -------------
               Balance, December 31, 1998                             15,745,123    $9,613,333

               Private placement at $0.85 per share                      250,000       212,500

               Private placement at $1.00 per share                      150,000       150,000

               Share purchase warrants exercised at $1.60 per
               share                                                     125,000       200,000
               ---------------------------------------------------- ------------- -------------
               Balance, December 31, 1999                             16,270,123    10,175,833

               Share purchase warrants exercised at $1.01 per
               share                                                     110,000       111,100
               ---------------------------------------------------- ------------- -------------
               Balance, December 31, 2000                             16,380,123   $10,286,933
               ==================================================== ============= =============

     (c) As at December 31, 2000, 3,562,328 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities. Subsequent to the year-end, 571,006 shares were released from escrow.

     (d)  Stock options outstanding at December 31, 2000 are as follows:

                  Number of Options      Exercise Price        Expiry Date
                  -----------------      --------------        -----------
                      506,500                  $1.41           March 5, 2006
                      150,000                  $1.65           July 16, 2006
                       97,300                  $1.41           October 8, 2006
                      100,000                  $1.12           December 1, 2006
                       97,300                  $1.41           March 6, 2007
                       49,500                  $1.41           June 20, 2007
                  -----------
                    1,000,600

          Each stock option entitles the holder to acquire one common share of the Company. Subsequent to the year-end, the exercise price of the above stock options were amended to $0.55 per share.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)


6.   Income Taxes

     The components of the future income tax assets are as follows:


                                                                          2000            1999
        ------------------------------------------------------- -------------- ----------------
        Future income tax assets:

          Non-capital loss carryforwards                          $  6,166,149    $  5,501,892

          Unused foreign exploration and
            development expenses                                     2,765,383       2,299,934

          Unused cumulative Canadian exploration
            expenses                                                     2,591           2,591

          Unused cumulative Canadian development
            expenses                                                   148,461         148,461

          Undepreciated capital cost of capital assets
           over their net book value                                   284,820         227,922
        ------------------------------------------------------- -------------- ----------------
        Less: Valuation allowance                                   (9,367,404)     (8,180,800)
        ------------------------------------------------------- -------------- ----------------
        Net future income tax assets                              $          -    $          -
        ======================================================= ============== ================

     The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

     The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing in 2001 through 2007. The exploration and development expenses can be carried forward indefinitely.

7.   Related Party Transactions

     (a)  The  Company   incurred  the  following   expenses  to  a  corporation
          controlled by a director and an individual related to a director:

                                                2000     1999      1998
          ---------------------------------------------------------------
          Management fees                    $ 86,263  $ 89,392  $ 90,059
          Deferred exploration costs           59,577    77,073    83,383
          Property investigation                    -        -     13,825
          Rent                                      -        -     12,667
          ---------------------------------------------------------------
                                             $145,840  $166,465  $199,934
          ===============================================================

     (b) Included in accounts payable and accrued liabilities is a total of $63,117 (1999 - $62,689) due to two corporations controlled by a director of the Company.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)


8.   Commitments

     (a) The Company has commitments in respect of office leases requiring minimum payments of $159,373 within the next two years, as follows:


          2001                      $150,177
          2002                         9,196
          ----------------------------------
                                    $159,373
          ==================================

     (b) The Company entered into a Loan Agreement (the "Agreement") with a director of the Company in October, 1997. Pursuant to the terms of the Agreement, the Company agreed to advance a sum up to $225,000 to assist the director in moving from Toronto to Vancouver, Canada, and purchasing a residence in either Vancouver or Beijing, China. The loan will be fully secured and repaid by the director upon the occurrence of certain stated events as described in the Agreement. The director has not yet exercised his rights under the terms of the Agreement.

     (c)  The Teck-Cominco Agreements

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

          Teck and Cominco have the right to "earn-in" to 51% of Minco's interest in a property deemed to be an exploration property or 70% of Minco's interest in a property deemed to be a development property. After Teck and Cominco have exercised their earn-in rights in an aggregate of two projects procured by the Company, Teck and Cominco shall have further preferential rights of first refusal in respect to further properties identified by the Company for a period of three years after the exercise of their earn-in rights.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)


9.   Financial Instruments

     The carrying value of cash and cash equivalents, sundry receivable and accounts payable and accrued liabilities approximates the fair value due to the short-term nature of these financial instruments. The fair value of marketable securities is equivalent to the market value. The Company operates in China and some of its material exploration expenditures are payable in either U.S. dollars and the Chinese currency RMB and is, therefore, subject to foreign currency risk arising from changes in exchange rates among Canadian dollars, U.S. dollars and RMB. The Company is not exposed to significant interest risk. The Company places its marketable securities with government debt securities and is subject to minimal credit risk. The Company also considers itself not subject to high concentration of credit risk to its debtors and does not require collateral to support these financial instruments.


10.  Comparative Figures

     Certain 1998 and 1999 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2000.


11.  Subsequent Event

     Subsequent to year-end, the Company granted 320,000 stock options to its directors and employees at $0.55 per share expiring on January 2, 2006.


12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

     (a) The Consolidated Statement of Shareholders' Equity, prepared in accordance with the U.S. GAAP as required, is now presented as an additional schedule.

     (b)  Reconciliation of Consolidated Balance Sheet items:


                                                                      2000             1999
               ---------------------------------------------------------------------------------
               Mineral interests (Canadian GAAP)                   $ 2,281,470     $ 1,835,376

               Capitalized deferred exploration costs
               written-off                                          (2,281,470)     (1,835,376)
               ---------------------------------------------------------------------------------
               Mineral interests (US GAAP)                                   -               -
               ---------------------------------------------------------------------------------
               Securities available for sale (Canadian GAAP)         1,142,829       1,931,633

               Unrealized gain                                          17,430               -
               ---------------------------------------------------------------------------------
               Securities available for resale (US GAAP)                             1,931,633
               ---------------------------------------------------------------------------------
               Total assets (US GAAP)                                1,648,933       2,547,052
               ---------------------------------------------------------------------------------
               Total liabilities (US GAAP)                             328,873         284,749
               ---------------------------------------------------------------------------------

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)


12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

     (c)  Reconciliation of Consolidated Statement of Operations Items:


                                                                2000           1999          1998
         -----------------------------------------------------------------------------------------

         Loss for the year (Canadian GAAP)              $   (624,679)   $(1,506,108)  $(1,996,584)

         Capitalized deferred exploration costs
         written-off                                        (446,094)      (180,783)      158,315

         Write down of marketable securities added back            -        116,349             -

         Release of escrow shares as compensation                  -       (974,042)   (1,476,973)
         -----------------------------------------------------------------------------------------
         Loss for the year (US GAAP)                      (1,070,773)    (2,544,584)   (3,315,242)
         -----------------------------------------------------------------------------------------
         Loss per share - basic and diluted (US GAAP)          (0.08)         (0.21)        (0.31)
         -----------------------------------------------------------------------------------------
         Weighted average number of common shares
         Outstanding - basic and diluted (US GAAP)        12,828,232     12,189,874    10,749,411
         -----------------------------------------------------------------------------------------

     (d)  Marketable Securities

          All of the Company's marketable securities are classified as available-for-sale securities under US GAAP. Available-for-sale securities are recorded at market value. Unrealized holding gains and losses on available-for-sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders' equity until realized. A summary of available-for-sale securities by major security type are as follows:

                                                                            Gross
                                                                       unrealized
                                                                          holding        Market
                                                             Cost  gains (losses)         value
               ----------------------------------- -------------- ---------------- ------------
               2000:
                 Bonds issued by provincial
                   government in Canada                $1,142,829         $17,430    $1,160,259
               =================================== ============== ================ ============
               1999:
                 Bonds issued by provincial
                   government in Canada                $2,047,982       $(116,349)   $1,931,633
               =================================== ============== ================ ============

     (e)  Mineral Interests

          U.S. GAAP requires that exploration cost of mineral interests not be deferred and capitalized until there is evidence of economically recoverable resources. The Company only incurred exploration costs for mineral interests. These costs will not be capitalized for U.S. GAAP purposes as the Company is at present exploring its properties for economically recoverable ore reserves. The effect of these capitalized costs write-off is presented in Notes 12(b) and 12(c).

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)


12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

     (f)  Escrow Shares

          562,500 escrow shares may be released, upon application, on the basis of 15% of the original number of escrow shares for every $100,000 expended on exploration and development of a resource property provided that no more than 50% of the original number of escrow shares may be released in any twelve-month period. In addition, where administrative expenses exceed 33% of total expenditures during the period of application, then the release factor of 15% will be reduced to 7.5% and the percentage of the original number of escrow shares available for release in any twelve-month period will be reduced to 25%. 281,250 shares and 140,625 shares were released in 1998 and 1999, respectively. As at December 31, 1999 and 2000, there were 140,625 such escrow shares outstanding.

          Pursuant to another escrow share agreement, 4,880,000 escrow shares may be released, upon application, on the basis of one escrow share for every $1.81 expended on exploration and development of a resource property, including expenditures on mining equipment, but excluding expenditures on Chapuzi and Savoyardinskii properties. 949,561 shares and 508,736 shares were released in 1998 and 1999, respectively. As at December 31, 1999 and 2000, there were 3,421,703 such escrow shares outstanding.

          U.S. GAAP requires that the fair value of the shares at the time they are released from escrow should be recognized as a charge to income as a compensation expense. A summary of the escrow shares released is presented as follows:

               ------------------------------------------------- -------------- ---------------
                                                                                   Compensation
                                                                        Shares          expense
               ------------------------------------------------- -------------- ---------------
               Balance, December 31, 1997                            5,442,500

               Released from escrow at $1.20 per share              (1,230,811)      $1,476,973
                                                                                     ==========
               ------------------------------------------------- --------------
               Balance, December 31, 1998

               Released from escrow at $1.50 per share                (649,361)        $974,042
                                                                                       ========
               ------------------------------------------------- --------------
               Balance, December 31, 1999 and 2000                   3,562,328
               ================================================= ==============

          As escrow shares are contingently cancellable, they are excluded from the calculation of weighted average number of shares for purposes of loss per share under U.S. GAAP. The effect of accounting treatment on escrow shares on the Company's consolidated financial statements under US GAAP are presented in Note 12(c) and the Consolidated Statement of Shareholders' Equity.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)


12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

     (g)  Stock Options Compensation

          The Company has been granting stock options to directors, officers and employees from 1995 onwards. All options granted were vested immediately and will be exercised from the date of grant for a period from one year to ten years.

          In 1999, the Company adopted another Stock Option Plan ("the 1999 Plan") for the grant of options to certain employees. Options granted under the 1999 Plan will be exercisable from the date of grant for a period from one year to seven years and would vest upon when the Company's share price reached certain level. These options granted were subsequently cancelled in 2000.

          There were no stock options granted in 2000. A summary of the options granted is as follows:

                                                                Weighted
                                                                 average
                                                     Number     exercise
                                                  of shares        price
         ----------------------------------------------------- -------------
         Outstanding, December 31, 1997                           $1.42

         Granted                                     75,000        1.50

         Cancelled                                 (300,800)       1.48
         --------------------------------------------------
         Outstanding, December 31, 1998           1,311,200        1.41

         Granted                                    670,000        1.45

         Cancelled                                  (75,000)       1.50
         --------------------------------------------------
         Outstanding, December 31, 1999           1,906,200        1.42

         Cancelled                                 (905,600)       1.42
         --------------------------------------------------
         Outstanding, December 31, 2000           1,000,600        1.42
         --------------------------------------------------


               -----------------------------------------------------    ------------------------
                               Options Outstanding                        Options Exercisable
               -----------------------------------------------------    ------------------------
                                                  Weight
                                                 Average   Weighted                    Weighted
                     Range of                  Remaining    Average                     Average
                     Exercise        Number  Contractual   Exercise          Number    Exercise
                        Price   Outstanding  Life (Year)      Price     Exercisable       Price
               --------------- ------------- ------------ ----------    ------------ -----------
                $1.01 - $2.00     1,000,600          5.5      $1.42       1,000,600       $1.42
               --------------- ------------- ------------ ----------    ------------ -----------


MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)



12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

     (g)  Stock Options Compensation (continued)

          The Company applies Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB 25, no compensation is recognized in connection with options granted to employees except if options are granted at a strike price below fair value of the underlying stock. The adoption of APB 25 has nil effect on the Company's consolidated financial statements.

          Pro-forma information regarding Loss for the period and Loss per Share is required under SFAS 123, and has been determined if the Company has accounted for its stock options under the fair value method of SFAS
          123. If compensation cost for the stock option plan had been determined based on the fair value at the grant dates for awards under the plan, consistent with the alternative method set forth under SFAS 123, the Company's loss for the year, basic and diluted loss per share would have been increased on a pro-forma basis as indicated below:

               ---------------------------------------------------------------------------------
                                                            2000           1999          1998
               ---------------------------------------------------------------------------------
               Loss for the year:

                 -as reported                           $(1,070,773)   $(2,544,584) $(3,315,242)
               ---------------------------------------------------------------------------------
                 - pro-forma                            $(1,070,773)   $(3,388,184) $(3,455,492)
               ---------------------------------------------------------------------------------
               Basic and diluted loss per share:

                 - as reported                               $(0.08)        $(0.21)      $(0.31)
               ---------------------------------------------------------------------------------
                 - pro-forma                                 $(0.08)        $(0.28)      $(0.32)
               ---------------------------------------------------------------------------------

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants rewarded in 1998 to 1999, respectively:

               ---------------------------------------------------------------------------------
                                                                                       Weighted
                              Number of                        Risk-free   Expected     average
                   Year         options   Dividend    Expected  interest   lives in  fair value
                 granted        granted     yields  volatility      rate      years  of options
               ---------------------------------------------------------------------------------
                  1998           75,000         0%         57%     6.50%        5.0       $1.87
                  1999          670,000         0%         76%     5.00%        4.4       $1.26
               ---------------------------------------------------------------------------------

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2000 and 1999
(Expressed in Canadian Dollars)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Accumulated
                                                                            Compre-                          other          Total
                                                           Additional        hensive                        compre-        Share-
                                          Common shares       paid-in         income         Deficit        hensive      holders'
                                        Shares     Amount     capital         (loss)     accumulated   income (loss)       equity
---------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998           15,745,123        -  $ 12,763,272   $          -   $ (9,376,578)  $    8,300    $  3,394,994

Shares issued on February 4, 1999,
  pursuant to a private placement
  at $0.85 per share                    250,000        -       212,500              -              -            -         212,500

Shares issued on March 8, 1999,
  pursuant to a private placement
  at $1.00 per share                    150,000        -       150,000              -              -            -         150,000

Shares issued on July 9, 1999
  for exercise of warrants at
  $1.60 per share                       125,000        -       200,000              -              -            -         200,000

Release of escrow share as
  compensation                                -        -       974,042              -              -            -         974,042

Other comprehensive income
  - unrealized gain (loss) on
  available-for-sale securities               -        -             -       (124,649)             -     (124,649)       (124,649)

Comprehensive income
  - net (loss) for the year                   -        -             -     (2,544,584)    (2,544,584)           -      (2,544,584)
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                              $ (2,669,233)
                                                                         ============

Balance, December 31, 1999           16,270,123        -    14,299,814                   (11,921,162)    (116,349)      2,262,303

Shares issued on April 11, 2000
  for exercise of warrants at
  $1.01 per share                        30,000        -        30,300              -              -            -          30,300

Shares issued for cash on
  April 23, 2000 for exercise of
  warrants at $1.01 per share            15,000        -        15,150              -              -            -          15,150

Shares issued for cash on
  June 27, 2000 for exercise of
  warrants at $1.01 per share            65,000        -        65,650              -              -            -          65,650

Other comprehensive income
  - unrealized gain (loss) on
    available-for-sale securities             -        -             -         17,430              -       17,430          17,430

Comprehensive income
  - net (loss) for the year                   -        -             -     (1,070,773)    (1,070,773)           -      (1,070,773)
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                              $ (1,053,343)
                                                                         ============

Balance, December 31, 2000           16,380,123        -  $ 14,410,914                 $ (12,991,935)  $  (98,919)   $  1,320,060
======================================================================                 ==========================================
