Form 20-F/A
period 2000-12-31
MINCO MINING & METALS CORP
filed 2001-11-20
CIK 1020825

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 20-F
                   (Amendment No. 1 Filed November 20, 2001)

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

                                                                            Page

Introduction And Use of Certain Terms.........................................3

Forward-Looking Statements....................................................3

Glossary of Mining Terms......................................................3

Item 1.  Identity of Directors, Senior Management and Advisers................6

Item 2.  Offer Statistics and Expected Timetable..............................6

Item 3.  Key Information......................................................6

Item 4.  Information on the Company..........................................11

Item 5.  Operating and Financial Review and Prospects........................28

Item 6.  Directors, Senior Management and Employees..........................32

Item 7.  Major Shareholders and Related Party Transactions...................36

Item 8.  Financial Statements................................................39

Item 9.  The Offering and Listing............................................39

Item 10.  Additional Information.............................................40

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.........52

Item 12.  Description of Securities Other than Equity Securities.............53

Item 13.  Defaults, Dividend Arrearages and Delinquencies....................53

Item 14.  Material Modifications to the Rights of Security
          Holders and Use of Proceeds........................................53

Item 15.  [Reserved].........................................................53

Item 16.  [Reserved].........................................................53

Item 17.  Financial Statements...............................................53

Item 18.  Financial Statements...............................................53

Item 19.  Exhibits...........................................................53

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

Sedimentary exhalative (or SedEx)     a type of deposit consisting of layers of
type deposit                          massive sulphide (a rock composed of at
                                      least 60% sulphide minerals) interbedded with layers of sedimentary rock.

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

The Teck-Cominco Agreements           separate, but related agreements the
                                      Company holds with Teck Corporation
                                      ("Teck") and Cominco Ltd. ("Cominco"),
                                      which were both public Canadian mining
                                      companies (the agreements collectively
                                      called the "Teck-Cominco Agreements").
                                      On September 10, 2001, Teck acquired
                                      Cominco by giving Cominco shareholders 1.8
                                      Teck common shares plus $6.00 cash for
                                      each one Cominco share and the
                                      company was renamed Teck Cominco Ltd.
                                      ("Teck" or "Teck Cominco").

Trenching                             trenches excavated to bedrock which may be
                                      made by hand or by machine.

                                     Part I

Item 1. Identity of Directors, Senior Management and Advisers

     The following table sets forth as of October 31, 2001, the names, business addresses and functions of Minco's directors and senior management.



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

     Minco's transfer agent and registrar for the common shares is the Computershare Investor Services Inc. (formerly Montreal Trust Company of Canada), 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9. Computershare acquired Montreal Trust in July 2000.

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

For a discussion between Canadian GAAP and United States GAAP, see note 12 to the Company's financial statements.



Canadian GAAP                                          At December 31
                                  ----------------------------------------------------------------------------
                                        1996           1997            1998            1999            2000
Operations
Interest and Sundry Income        $    119,190    $    265,388    $    197,068    $    144,042    $    116,205
Exploration Expense                          -         191,170       1,065,408         579,088               -
Operating Loss                      (1,117,105)     (1,476,887)     (1,996,584)     (1,389,759)       (624,679)
Loss for Period                     (1,117,105)     (1,476,342)     (1,996,584)     (1,506,108)       (624,679)
Income (loss) from Continuing
  Operations per Common Share            (0.11)          (0.10)          (0.13)          (0.09)          (0.04)
Common Shares used in                9,828,126      15,331,855      15,549,918      16,154,986      16,335,178
calculations
Consolidated Balance Sheet Data
Total Assets                         8,326,356       6,465,465       5,180,841       4,382,428       3,912,973
Mineral Interests                      786,476       1,812,908       1,654,593       1,835,376       2,281,470
Total Liabilities                      763,008         167,959         139,554         284,749         328,873
Share Capital                     $  8,662,468    $  8,872,968    $  9,613,333    $ 10,175,833    $ 10,286,933




U.S. GAAP                                              At December 31
                                  ----------------------------------------------------------------------------
                                        1996           1997            1998            1999            2000

Operations
Interest and Sundry Income        $   119,190     $   265,388     $   197,068     $   144,042     $   116,205
Exploration Expense                  (784,476)     (1,026,432)        158,315        (180,783)
Loss for Year                                      (3,742,015)     (3,315,242)     (2,544,584)     (1,070,773)
Income (loss) from Continuing
  Operations per Common Share                           (0.38)          (0.31)          (0.21)          (0.08)
Common shares used in
  calculations                      5,582,498       9,869,355      10,749,411      12,189,894      12,828,232
Consolidated Balance Sheet
  Data
Total Assets                      $ 7,539,880     $ 4,652,597     $ 3,534,948     $ 2,547,092     $ 1,648,933
Mineral Interests                           -               -               -               -               -
Total Liabilities                     763,008         167,959         139,554         284,749         328,873
Share Capital                     $ 8,680,268     $10,545,934     $12,763,272     $14,299,814     $14,410,914


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


   Year Ended:
   December 31       Average       Period End          High          Low
   -----------       -------       ----------          ----          ---

       1995           1.3460         1.3655           1.2789        1.4132
       1996           1.3636         1.3696           1.3865        1.3287
       1997           1.3844         1.4305           1.4399        1.3345
       1998           1.4831         1.5305           1.5765        1.4096
       1999           1.4346         1.4440           1.5268        1.4512
       2000           l.4916         1.4995           1.5592        1.4379

        The following table sets forth the high and low exchange rate for the past six months. As of October 31, 2001, the exchange rate was 1.5905.


        Month                    High             Low
        -----                    ----             ---
        April 2001              1.5790           1.5360
        May 2001                1.5541           1.5310
        June 2001               1.5347           1.5142
        July 2001               1.5450           1.5102
        August 2001             1.5490           1.5290
        September 2001          1.5797           1.5535
        October 2001            1.5905           1.5582

B.   Capitalization and indebtedness.

     The Company's capitalization as of December 31, 2000 is as follows:


Consolidated Balance Sheet Data                  December 31, 2000
                                                 -----------------
Long-Term Debt                                       $        0
Shareholder's Equity                                 $1,302,730
                                                     ----------
Total Capitalization                                 $1,302,730
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

     2. The Company Is In The Exploration Stage And Has No Proven Reserves. The Company is in the exploration stage. None of the properties in which it has interests are in commercial production, or contain reserves. In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties will turn out not to be worth further expense. The Company may thus expend significant amounts of financing and effort on any or all of its properties without finding reserves or reaching a stage of commercial production.

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

     5. The Company's Interest In Projects Will Be Diluted Pursuant to the Teck-Cominco Agreements. The Teck-Cominco Agreements grant those companies the right to become the operators of an aggregate of two future properties of the Company as well as rights of first refusal to acquire interests in other future projects for a period of three years. The exercise of those earn-in-rights by either Teck or Cominco will dilute the Company's interest in those projects. See "The Teck-Cominco Agreements" on page 14.

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

     9. Minco is a Passive Foreign Investment Company for United State Federal Income Tax Purpose. Minco believes that it is a passive foreign investment company ("PFIC") for United States Federal income tax purposes because it earns 75% or more of its gross income from passive sources. As a result, a United States holder of Minco common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders' common shares or upon receipt of "excess distributions," unless such holder of common shares elect to be taxed currently on his or her pro rata portion of the Company's income, whether or not the income was distributed in the form of dividends or otherwise. The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. Otherwise, the election may only partially apply. Further, the elections which will increase the administrative and regulatory burden on Minco. See Item 10.E. "Taxation - United States Tax Consequences - Passive Foreign Investment Companies."

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

Business

     Since the signing of its first co-operative agreement on the Chapuzi project in China in 1995, Minco has been active in mineral exploration and property evaluations in China. Minco intends to build a portfolio of base metals and precious metals properties in China. As discussed below, a strategic alliance was formed with Teck Corporation and its 50.1% subsidiary, Cominco Ltd., for mineral exploration and acquisition in China. Minco has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China. Currently, Minco has interests in two Sino-Foreign co-operative joint ventures and intends to establish a third Sino-Foreign co- operative joint venture with Chinese mining organizations to hold mineral rights in China.

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

     While Minco believes that it has sufficient working capital to fund the exploration work commitments on currently held properties for fiscal year ended 2001, it cannot be determined what the funding requirements will be beyond that time and whether Minco will require additional financing to meet such requirements. Minco does not believe that there are particular environmental regulations that will materially impact its current or proposed operations.

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

     In addition to the underground program, Teck completed 219 kilometers of surface magnetic and electromagnetic surveys which outlined a number of highly prospective conductive zones. In the first half of 2001, Teck completed a total of 2,763 meters of diamond drilling in nine surface drill holes. No economic grade mineralization was intersected.

     Teck has concluded that the best potential for developing additional resources lies in the downward extension of the known mineralization at the Xiaotieshan Mine which remains open to the east and to depth. Teck has recommended a program of four holes aggregating approximately 1,800 meters in the next phase of drilling.

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

The Teck-Cominco Agreements

     Simultaneously, and in connection with the PCR agreement, Minco and PCR entered into separate, but related agreements respectively dated February 19 and February 20, 1996 (collectively the "Teck-Cominco Agreements") with Teck Corporation ("Teck") and its 50.1% owned subsidiary, Cominco Ltd. ("Cominco"), which were both public Canadian mining companies traded on the Toronto Stock Exchange. See definition of the Teck-Cominco Agreements in Glossary of Mining Terms. Pursuant to these agreements, Teck and Cominco each invested $500,000 in Minco, and received 625,000 units, each unit consisting of one common share of Minco and one half of a non-transferable common share purchase warrant, each whole share purchase warrant entitling the holder to acquire one additional common share at a price of $1.20 on or before February 20, 1997, or $1.38 on or before February 20, 1998. The shares purchased by Teck and Cominco were
"restricted shares" under the rules of the British Columbia Securities Commission until February 20, 1997. Teck exercised its warrants to purchase 125,000 common shares at $1.20 per share prior to February 20, 1997. The warrants issued to Cominco expired under their terms.

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

     The Teck-Cominco Agreements contain provisions under which Teck and Cominco agree, subject to certain limitations, not to increase their collective share holdings in Minco beyond 20% of the common shares, nor to reduce them beyond 50% of their initial ownership, which limitations expire upon certain changes in control of Minco. As of August 31, 2001, Teck owned 1,250,000 common shares representing 7.63% of the outstanding shares and Cominco owned 625,000 common shares representing 3.82% of the outstanding shares. Teck and Cominco have a right of first refusal to purchase common shares of Minco in any future offerings, so as to maintain their percentage ownership in Minco.

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

     The establishment of FIEs requires the approval of various Chinese government authorities. Generally, the approval authority is determined on the basis of the total amount of investment involved and the location of the project in question. The State Council must approve any foreign investment projects having an investment of U.S.$30 to U.S.$100 million or more. The State Development Planning Commission and the Ministry of Foreign Trade and Economic Co-operation are authorized by the State Council to approve foreign investment projects of between U.S.$30 million and U.S.$100 million. Provincial authorities are authorized to approve projects less than U.S.$30 million.

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

     The following is a general description of the legal framework for Sino-Foreign co-operative joint ventures pursuant to which the Company's business is carried on in China or will be regulated.

     Legal Framework. Each of the various joint venture entities through which the Company will carry on business in China has been or will be formed under the laws of China as a Chinese-foreign co-operative joint venture enterprise also called a Sino-Foreign co-operative joint venture, and is or will be a "legal person" with limited liability. All joint ventures entered into, or to be entered into, by the Registrant must be approved by both the Ministry of Foreign Trade and Economic Co-operation ("MOFTEC") and the State Planning Commission ("SPC") in Beijing or their provincial bureaus.

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

     Restructuring within central government bureaucracies dealing with resources has resulted in the formation of one new ministry, the Ministry of Land and Resources ("MLR"), which replaces the old Ministry of Geology and Mineral Resources, State Bureau of Land Administration, State Bureau of Oceanic Administration and the State Bureau of Survey. This new ministry administers a new computerized central mineral title registry established in Beijing. This change has streamlined the application for exploration and mining permits so that a maximum 40-day response time is now guaranteed.

     Under existing laws, in order to form a mining joint venture, foreign companies must complete three levels of agreements. In general, the first level of agreement is a Letter of Intent or a Memorandum of Understanding, which sets forth broad areas of "mutual co-operation." The second level of agreement is a more detailed Co-operative Agreement which outlines the essential terms of the joint venture which will ultimately be formed. The third level of agreement is a Joint Venture Contract which sets out the entire agreement among the parties and contemplates the establishment of a "Chinese Legal Person," a separate legal entity.

     Before a joint venture can be created, an assessment or feasibility study of the proposed joint venture must be prepared and approved by the State
Development Planning Commission (the "SDPC") or its provincial bureau. Therefore, upon completing a Co-operation Agreement, the parties prepare a feasibility study of the proposed joint venture and submit this feasibility study along with the Co- operation Agreement to the SDPC for what may be described as an approval in principle, the granting of which depends upon whether the proposed project broadly conforms to the economic policy issued by the government and any prescribed regulations.

     Upon receiving this approval in principle, the parties then negotiate and prepare a Joint Venture Contract and submit it to the Ministry of Foreign Trade and Economic Co-operation ("MOFTEC"), or its provincial bureaus, which approves the specific terms of all Joint Venture Contracts between Chinese and foreign parties. Within one month after the receipt of a certificate of approval from MOFTEC, a joint venture must register with the State Administration of Industry and Commerce (the "SAEC"). Upon registration of the joint venture, a business license is issued to the joint venture. The joint venture is officially established on the date on which its business license is issued. Following the receipt of its business license, the joint venture applies to the MLR to approve and grant to the joint venture its exploration permits and/or mining licenses.

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

C.   Organizational Structure

     Minco has one wholly-owned subsidiary, Triple Eight Mineral Corporation ("Temco"), a corporation organized on September 1, 1995, under the laws of the British Virgin Islands and having a statutory office at Arawak Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

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

D) Changba-Lijiajou project (3), Minco has the option to earn up to a 75% interest.

(1) Formed by Minco and Baiyin Non-Ferrous Metals Corporation ("BNMC"), a Chinese state-owned company. Teck Corporation has the right to earn 70% of Minco's interest for a net 56% interest. As of August 31, 2001, Minco has not yet earned its 80% interest.

(2) Formed by Minco and the Exploration Institute of Land and Resources of Inner Mongolia ("EILR"), a department of the Chinese government. As of August 31, 2001, Minco has not yet earned its 75% interest.

(3) Owned by BNMC. Minco has the right to earn up to a 75% interest in joint venture. As of August 31, 2001, Minco has not yet earned its 75% interest.

D.   Property, Plant and Equipment

     [Map of China with large city locations and location of White Silver Mountain and Gobi Gold projects.]

     For the year 2000, Minco actively pursued exploration at the White Silver Mountain and Gobi Gold projects.

     At White Silver Mountain, a 250-meter horizontal tunnel was completed under the direction of Minco and Teck Corporation personnel. The purpose of the tunnel was to allow a drill to be put in the optimal location for testing the extensions of the Xiaotieshan deposit. Upon completion of the tunnel, Teck drilled approximately 2,000 meters in several holes to test the zone. Based on the results of this drill program, a follow-up program was planned for the year 2001.

     Concurrent with the on-going underground program, Teck will undertake a program of surface work on broader areas of the property away from the known deposits. These areas have seen little previous exploration. The initial mapping program completed by Minco in the year 1999 discovered several areas of favorable geology that require follow-up. The year 2000 surface program included a broader and more comprehensive mapping project, 200 line kilometers of geophysical surveys and, where applicable, soil and rock sampling. The results of the surface program were followed up with approximately 3,000 meters of surface drilling in the year 2001 at an estimated cost of $400,000, which is being funded by Teck. See "2000 Exploration Program and Planned Activities for 2001."

     In addition to the White Silver Mountain program, Minco carried out work on its own account on the Gobi Gold project. The initial exploration phase consisted of geological mapping, soil and rock geochemical sampling and surface magnetometer surveys designed to aid in mapping the major structures on the project and assist in locating buried intrusive bodies. This program also included follow-up prospecting of the anomalies generated by earlier work by the Chinese joint venture partner. The Gobi Gold project surrounds a small mining permit retained by the vendor. The Phase I program is on schedule, will be completed at an estimated cost of $400,000 and will be funded from Minco's existing working capital. Further exploration work, if warranted, will be contingent on an evaluation and interpretation of the geological and geophysical data resulting from the Phase I program.

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

White Silver Mountain

     Minco acquired its rights to the White Silver Mountain, a polymetallic project located in Gansu Province, China, pursuant to the "Co-operation Agreement for Mineral Exploration and Development" between the Company and Baiyin Non-Ferrous Metals Corporation ("BNMC") signed on November 17, 1997. A fully licensed Sino-Foreign joint venture company, Gansu Keyin Mining Co. Ltd. ("Gansu Keyin") has been formed to hold the mineral interests. In order to earn up to an 80% interest in Gansu Keyin which owns the rights to the White Silver Mountain project, Minco must spend a minimum of US$4.8 million (40 million Renminbi Yuan "RMB") on the White Silver Mountain property over a six year period. If Minco fails to spend the minimum amount, Minco's interest in Gansu Keyin will be capped by a predetermined formula as set out in the Joint Venture Agreement. BNMC contributed the exploration permit held by it and the geological data and research results, including drill core samples and maps, for its 20% interest in Gansu Keyin. Following the completion of the above expenditures, each party shall make contributions to Gansu Keyin in proportion to their respective beneficial interests. Pursuant to an option agreement dated December 22, 1999, with effective date of June 10, 1998, the date a letter agreement was was entered into, Minco granted Teck an option to earn 70% of Minco's 80% interest, for a 56% net interest in Gansu Keyin, by assuming all of Minco's funding requirements until commercial production has been attained. Since inception, Teck has spent approximately $1,674,858, and Minco has spent $1,376,303, respectively on the White Silver Mountain project.

                  [Remainder of page intentionally left blank]

     Location and Description

     [Map of China indicating provinces of China. Insert of map indicates location and property boundary of White Silver Mountain project.]

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

     Gansu Keyin Mining Co. Ltd.

     Gansu Keyin Mining Co. Ltd was formed and operates pursuant to a Sino-Foreign co-operative joint venture contract between Baiyin Non-Ferrous Metals Corporation of the People's Republic of China ("BNMC") and Minco. Under the terms of the joint venture contract, Gansu Keyin's board of directors consists of seven directors of which Minco has the right to select four directors, including the chairman. Minco has selected Messrs. Ken Cai, William Meyer, Hans Wick and Fred Daley as its representatives. Baiyin has the right to select the remaining three directors.

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

2000 Exploration Program and Planned Activities for 2001

     The White Silver Mountain project program for 2000 consisted of 250 meters of underground excavation establish drill stations, approximately 2,000 meters of underground drilling and a surface program which included geological mapping and approximately 200 line kilometers of electromagnetic surveying. The mapping and electromagnetic surveys generated new targets for a surface drilling campaign to be undertaken in 2001 after Gansu Keyin has received and interpreted the results of the surface work and the current underground drill program. The cost of this program is estimated at $400,000 and will be completely funded by Teck. Similarly, the underground program is expected to continue as long as favorable results are being received and the potential size of the mineralized zone is being increased.

     During the year 2000 field season, Teck completed 219 kilometers of surface magnetic and electromagnetic surveys which outlined a number of highly prospective conductive zones. In the first half of 2001, Teck completed a total of 2,763 meters of diamond drilling in nine surface drill holes. No economic grade mineralization was intersected.

        Teck has concluded that the best potential for developing additional resources lies in the downward extension of the known mineralization at the Xiatieshan Mine which remains open to the east and to dept. Teck has recommended a program of four holes aggregating approximately 1,800 meters in the next phase of drilling. No further field work is contemplated at the White Silver Mountain project for the remainder of 2001.

     Minco's costs related to the White Silver Mountain project was $73,023 for the December 31, 2000, year end and will be approximately $50,000 for the year ended December 31, 2001, consisting of $20,000 in geological fees, $15,000 in management fees and $15,000 related to travel and lodging related to the project. These amounts are in addition to the amounts being expended by Teck.

Gobi Gold Project

     A regional exploration and property evaluation was carried out on the Inner Mongolia (Gobi Gold project) during 1998 culminating in the joint venture agreement in 1999 between Minco and the Exploration Institute of Land and Resources of Inner Mongolia ("EILR"). In 1999, Minco and EILR created Inner Mongolia Damo Mining Co. Ltd., a fully-licensed Sino-Foreign co-operative joint venture ("Damo Mining"), to explore for metallic mineral deposits within the Inner Mongolia Autonomous Region. Initially, Damo Mining will focus on exploring its existing license holding that covers 550 km2. The Damo Mining joint venture agreement allows Minco to earn up to a 75% interest in joint venture by spending US$2.5 million on exploration on the Gobi Gold project over four years. In the event Minco does not spend the specified amounts, its interest in the joint venture agreement may be subject to being capped by a predetermined formula as set out in the Joint Venture Agreement.

     Inner Mongolia Damo Mining Co., Ltd.

     Damo Mining was formed and operates pursuant to a Sino-Foreign co-operative joint venture contract between EILR and Minco. Under the terms of the joint venture contract, Damo Mining's board of directors consists of seven directors of which Minco has the right to select four directors, including the chairman. Minco has selected Messrs. Ken Cai, William Meyer, Robert Callander and Ruijin Jiang as its representatives. EILR has the right to select the remaining three directors.

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

     Location, History, Geology and Exploration Potential

     [Map of China indicating provinces of China. Insert of map indicates region and location of Gobi Gold project.]

     The Gobi Gold project is the culmination of a series of regional exploration programs undertaken by the Exploration Institute of Land and Resources of Inner Mongolia ("EILR"). EILR carried out a broad program of stream and drainage sampling. This program highlighted several areas with gold concentrations some of which were followed up by mapping, prospecting and more closely spaced geochemical sampling. Minco believes that the potential for discovering more extensive, near surface skarn mineralization is good, given the limited exploration that has taken place beyond the surficial oxide zones. An initial program of detailed ground magnetic surveys combined with geological mapping was completed to give better resolution of features controlling mineralization.

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

     Upon completion of results from this program, the next phase of work, if warranted, will likely involve more detailed work on the most favorable targets, culminating in drilling. Results of the 2001 exploration program are not expected until the fourth quarter 2001.

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

Changba-Lijiagou Property

     Minco acquired its rights to the Changba-Lijiagou Lead Zinc project located in Ganzu Province, China, through the "Co-operation Agreement Regarding the Development of the Changba Lijiagou Lead Zinc Deposit" between Minco and BNMC signed on November 17, 1997. Under this agreement, which has no expiration date, Minco and BNMC will form a Chinese joint venture company to explore, and, if warranted, develop and exploit the lead and zinc deposits of Changba and Lijiagou and the joint area between them by taking the project through development, to production at a rate of 3,500 tonnes of ore per day. If a joint venture agreement is entered into, Minco will contribute capital and advance equipment to develop a 3,500 tonne per day underground mine for a 75% interest in the joint venture. BNMC operated the Changba-Lijiagou project as a 3,500 tonne per day open pit mine until the collapse of underground workings forced the downsizing of the operation to 750 tonnes per day. BNMC will contribute the mining rights relating to Changba and Lijiagou and net values of total assets at the Changba milling system for a 25% interest in the joint venture.

     Since entering into the agreement, Minco has concentrated its efforts on the Lijiagou mineralization. The work undertaken to date is of a preliminary nature only. Further third party work and a complete feasibility study would be required prior to any production decision. No exploration activities are planned for the Changba-Lijiagou project for 2001 and no joint venture has yet been entered into. Because of Minco's focus on the White Silver Mountain and Gobi Gold projects, Minco may entertain offers from third parties who wish to earn a portion of Minco's interest in the project by further funding it.

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

Other Mineral Interests

     (a) Minco has entered into a co-operative joint venture agreement with the Sichuan Bureau of the Ministry of Geology and Mineral Resources on the Chapuzi property which is located in Sichuan Province, China.

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

     In setting up a joint venture to operate a mining venture in China, the general procedure involves three levels of agreements. The first level of agreement is a Letter of Intent or a Memorandum of Understanding, which sets forth broad areas of "mutual co-operative." The second level of agreement is a more detailed Co-operative Agreement which outlines the essential terms of the joint venture which will ultimately be formed. The third level of agreement is a Joint Venture Contract which sets out the entire agreement among the parties and contemplates the establishment of a "Chinese Legal Person," a separate legal entity. See Item 4 - "People's Republic of China - Background Information" and "Chinese-Foreign Co-operative Joint Ventures."

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

A.   Operating results.

General

     Since the signing of its first co-operative agreement on the Chapuzi project in China in 1995, Minco has been very active in mineral exploration, property evaluation and acquisition in China. Minco plans to build a portfolio of base metals and precious metals properties in China. A strategic alliance was formed with Teck Corporation and Cominco Ltd. for mineral exploration and development in China. Minco has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated about 300 Chinese mineral properties. Minco has rights to earn interests in three Sino-Foreign co-operative joint ventures that have been established within the Chinese mining industry.

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

     During 2000, mineral property expenditures were $446,094 of which $87,449 was spent on White-Silver Mountain and $358,645 was spent on the Gobi Gold project in Inner Mongolia (Gobi Gold).

     Net loss from operations for 2000 was $624,679 or $0.04 per share compared to $1,506,108 or $0.09 per share in 1999.

     United States GAAP Reconciliation

     For the year ended December 31, 2000, the Company had a loss of $1,070,773 or $0.08 per share calculated under U.S. GAAP compared to a net loss of $624,679 or $0.04 per share calculated under Canadian GAAP. The difference in calculation of loss is primarily attributed to the write-off of deferred exploration costs of $446,094 under U.S. GAAP.

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

     Total administrative expenses were $954,713 for 1999 compared to $1,128,244 for 1998. On- going cost reductions were mainly in overhead items such as rent, telephone and travel costs as well as a reduction in listing fees due to the need to only maintain the Toronto Stock Exchange listing. This cost reduction included decreasing management fees and property investigation activities. Minco's efforts on cost control in the past three years have lead to a decrease of approximately $400,000 in administrative and overhead costs. A large portion of the decrease is attributed to a reduction in property investigation costs of $77,583 due to a decrease in the number of properties being evaluated.

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

     United States GAAP Reconciliation

     For the year ended December 31, 1999, the Company had a loss of $2,544,584 or $0.21per share calculated under U.S. GAAP compared to a net loss of $1,506,188 or $0.09 per share calculated under Canadian GAAP. The difference in calculation of loss is primarily attributed to (1) the release of escrow shares of $974,042 which is recorded as compensation expense under U.S. GAAP; (2) the write-off of $180,788 of deferred exploration costs under U.S. GAAP; and (3) the recognition of $116,347 under U.S. GAAP of securities written off under Canadian GAAP.

Exchange Rates

     Minco maintains its accounting records in functional currency: Canadian dollar. Minco translates foreign currency transactions into functional currency in the following manner: At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars at the exchange rate in effect on that date. At each period end, all monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in the Consolidated Statements of Operation and Deficit.

     Minco pays for its expenses related to its Chinese joint ventures in Canadian dollars which are then converted into Chinese dollars or RMB. Based on prior years' experience, Minco does not believe that foreign currency fluctuations have had a material impact on its financial condition. However, no assurance can be given that material foreign currency fluctuations will not occur in the future. The Company does not engage in foreign currency hedging transaction.

Inflation

     Based on prior history for at least the two fiscal years, Minco does not believe that inflation will have a material adverse effect on its financial condition. However, no assurance can be given that Minco will not experience a substantial increase in inflation.

B.   Liquidity and Capital Resources

     Currently, none of the Company's projects are producing revenues and no revenues are anticipated to be generated in the near future. To provide working capital for its operations and project development, Minco needs to raise new funds within twelve to eighteen months. Traditionally, the Company has raised capital through the issuance of common shares. It is contemplated that it will continue to raise capital primarily through investors consisting of resource investment groups, senior mining companies, and public financing through the facilities of the Toronto Stock Exchange. No assurance, however, can be given that Minco's future capital requirements can be obtained. Minco's access to capital is always dependent upon future financial market conditions, especially those pertaining to venture capital situations such as mining exploration companies. There can be no guarantee that Minco will be successful in obtaining future financing, when necessary, on economically acceptable terms.

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

     At December 31, 2000, Minco had working capital of $1,167,966. During the period of 1999 to 2000, capital additions totaled $111,100 through the exercise of warrants.

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

     Proceeds of the financing listed above are being used for exploration and for development expenditures (only when and if warranted) in connection with Minco's mineral projects located in China, for working capital and for acquisition of additional projects. The one exception to this was the 1997 placement of 375,000 shares at $2.00 to Teck Corporation. The proceeds of this placement were entirely expended on the White Silver Mountain project.

Item 6. Directors, Senior Management and Employees

A.   Directors and senior management.

     The following table sets forth all current directors and executive officers of Minco as of August 31, 2001, with each position and office held by them in Minco, their terms of office and the period of service as such. Each director's term of office expires at the next annual general meeting of shareholders to be held June 2002.


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

     Positions held by Minco's directors and officers other than with Minco:


     Name                      Positions Held
--------------------------------------------------------------------------
Ken Cai                     Director, Chineseworldnet.com
                            Director, Dragon Pharmaceutical Inc.
                            Director, Aquasol Environtech Ltd.
                            President & Director, Kaisun Investment &
                            Development
                            President & Director, Pacific Canada Resources Inc.

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

     William Meyer. Mr. Meyer graduated from the University of British Columbia in 1962 with a B.Sc. in Geology. After graduation, he was employed as an exploration geologist with Phelps Dodge Corporation of Canada and, later, as senior geologist with Gibralter Mines Ltd. In 1967, he joined the consulting firm of Western Geological Services as a partner and in 1975 formed his own consulting firm, W. Meyer and Associates. Mr. Meyer joined Teck Exploration Ltd., the wholly-owned exploration subsidiary of Teck Corporation, in 1979 as Exploration Manager for Western Canada and the United States. In 1991, he was appointed President of Teck Exploration, responsible for the direction of exploration activities for Teck Corporation and its associated companies worldwide. From November 1993 to April 1998, Mr. Meyer held the position of

Vice-President, Exploration with Teck Corporation (now Teck Cominco Ltd.). Mr. Meyer has served as Chairman and a director of Minco since 1999. Mr. Meyer devotes approximately 80% of his time to Minco's business.

     Mr. Meyer is a member of the Association of Professional Engineers of British Columbia, the Canadian Institute of Mining & Metallurgy, the Society of Exploration Geophysisists, the Prospectors & Developers Association of Canada and the British Columbia & Yukon Chamber of Mines.

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

                                    EXECUTIVE COMPENSATION
                                  SUMMARY COMPENSATION TABLE

                                                                                    Long Term
                                               Annual Compensation                Compensation
                                    ------------------------------------------   ---------------
                                                                                                    All Other
Name and Principal                                                                Shares Under     Compensation
Position                     Year      Salary        Bonus         Other             Options           ($)
-------------------------- ---------------------- ---------------------------- - --------------- ----------------
Ken Cai                      2000        Nil          Nil         $110,300(1)         371,000           Nil
President, Chief Executive   1999        Nil          Nil         $111,500(1)         371,000           Nil
Officer and Director         1998        Nil          Nil         $113,343(1)         371,000           Nil


(1)  Consulting fees paid and amounts paid as a travel allowance.

C.   Board practices

     The current directors of the board were elected to their position at the annual meeting of shareholders held on June 28, 2001. Each director will continue to serve as such until the next meeting of the shareholders to be held in June 2002. The officers of the Company are elected by the board and serve at the board's pleasure. Directors are elected annually at the Annual General Meeting of shareholders, whereas officers' appointments are approved by the Board of Directors and terminate upon resignation or termination by the Board.

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

     The following table sets forth, as of October 31, 2001, common stock held by Minco's officers and directors and all outstanding options and warrants to purchase common shares of Minco; there are no options to purchase shares of any other class of security:

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

Outstanding Options

                    Exercise
Name                Options      Price           From               To
----                --------     -----           ----               --
Ken Cai              321,500     $1.41(1)   March 5, 1996     March 5, 2006
                      49,500     $1.41(1)   June 20, 1997     June 20, 2007

                    Exercise
Name                Options      Price           From              To
----                --------     -----           ----               --

Wayne Spilsbury      185,000     $1.41(1)   March 5, 1996     March 5, 2006

Robert Callander      97,300     $1.41(1)   October 8, 1996   October 8, 2006

Hans Wick             97,300     $1.41(1)   March 6, 1997     March 6, 2007

William Meyer        150,000     $1.65(1)   July 16, 1999     July 16, 2006
                     100,000     $1.12(1)   December 2, 1999  December 1, 2006

Ruijin Jiang         100,000     $0.55      January 2, 2001   January 2, 2006

Anna Liu              75,000     $0.55      January 2, 2001   January 2, 2006

Susan Parker          50,000     $0.55      January 2, 2001   January 2, 2006

Wilma Gao             20,000     $0.55      January 2, 2001   January 2, 2006

Lynette Rudichuk      15,000     $0.55      January 2, 2001   January 2, 2006

Total              1,260,600

(1) Subject to shareholder approval at Minco's annual general meeting to be held on June 28, 2001, Minco is seeking to reprice the exercise price of the options to $.55 per share.

Item 7.  Major Shareholders and Related Party Transactions

A.   Major shareholders

     As of November 6, 2001, Minco believes that approximately 583,320 of the issued and outstanding common shares were held by 20 shareholders with addresses in the United States.

     As far as known to Minco, and except as disclosed herein, Minco is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director and a former director of Minco, as at October 31, 2001, owned approximately 36% of the issued and outstanding shares of Minco's common stock.

     The following table sets forth, as of October 31, 2001, information with respect to (i) any person who is known to Minco to be the owner of more than 10% of any class of Minco's outstanding voting securities and (ii) the total amount of any class of Minco's voting securities owned by the officers and directors as a group.

Title of Class       Identity of Holder       Amount Owned     Percent of Class
--------------       ------------------       ------------     ----------------
Common Shares        Teck Corporation(1)      1,875,000(2)          11.45%

Common Shares        Pacific Canada           5,917,500(3)          36.0%
                     Resources Inc.

Common Shares        Dr. Ken Cai              6,288,500(4)          37.54%

Common Shares        All officers and         6,998,350             40.70%
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

(5) Includes Dr. Ken Cai's beneficial interest in shares owned by Pacific Canada Resources, Inc.

Performance Shares or Escrow Securities

     As at October 31, 2001, there were a total of 2,991,322 common shares of Minco held at Computershare Investor Services, Inc., 510 Burrard Street,
Vancouver, British Columbia, subject to escrow share restrictions under a Performance Escrow Agreement dated August 17, 1995 (the "1995 Escrow Agreement") and an Escrow Agreement dated February 19, 1996 (the "1996 Escrow Agreement"). As of March 31, 2001, the escrow shares represent approximately 18.0% of the total issued and outstanding shares of Minco.



                             Table Of Escrow Shares

                                        Pacific Canada    Peter P.    Hans      Fotios   Petros S. E.     Colin
                                         Resources Inc.   Tsaparas    Wick    Kandianis   Tsaparas     McAleenan    Total
                                        ---------------   --------    ----    ---------  ------------  ---------    -----
Balance December 31, 1996                  4,880,000       262,500    90,000    60,000     60,000        90,000   5,442,500
Released at $1.20 per share, June 1998       949,561       131,250    45,000    30,000     30,000        45,000   1,230,811
Released at $1.50 per share, August 1999     508,736        65,625    22,500    15,000     15,000        22,500     649,361
Released at $0.97 per share, March 2001      430,381        65,625    22,500    15,000     15,000        22,500     571,006
Balance August 31, 2001                    2,991,322          -0-       -0-      -0-        -0-            -0-    2,991,322


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

     During the years ended December 31, 2000, 1999 and 1998, the Company paid Kaisun Investment, a total of $110,300, $111,500, and $113,343, respectively, for management services, property investigation, geological consulting and rent in China. Kaisun Investment is a company controlled by Dr. Ken Cai, president and director of the Company. The amounts paid to Kaisun Investment include a management fee of $8,333 per month discussed in the preceding paragraph.

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

     High and low price for the five most recent fiscal years.


Years Ended                                      High       Low
-----------                                      ----       ---
December 31, 1996                                $4.20      $0.95
December 31, 1997                                $3.15      $1.00
December 31, 1998                                $2.00      $2.40
December 31, 1999                                $2.50      $0.95
December 31, 2000                                $1.88      $0.30

     High and low prices for each quarterly period for the past two fiscal years ended December 31, 1999 and 2000.


Year and Quarter                                  High        Low
----------------                                  ----        ---
March 31, 1999                                   $2.25      $0.95
June 30, 1999                                    $2.50      $1.50
September 30, 1999                               $1.80      $1.40
December 31, 1999                                $1.50      $1.10

March 31, 2000                                   $1.88      $1.35
June 30, 2000                                    $1.35      $0.70
September 30, 2000                               $0.80      $0.40
December 31, 2000                                $0.70      $0.30

March 31, 2001                                   $0.65      $0.31
June 30, 2001                                    $0.45      $0.20
September 30, 2001                               $0.36      $0.11

     High and low prices for each month for the past six months.


Month Ended                                       High        Low
-----------                                       ----        ---
May 2001                                         $0.38      $0.20
June 2001                                        $0.38      $0.26
July 2001                                        $0.34      $0.11
August 2001                                      $0.29      $0.16
September 2001                                   $0.23      $0.17
October 2001                                     $0.23      $0.13

Item 10.  Additional Information

A.   Share capital

     Minco has 100,000,000 common shares authorized, without par value, of which 16,380,123 shares were issued and outstanding as of October 31, 2001.

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

     The transfer agent and registrar for the common shares is Computershare Investor Service, Inc., 510 Burrard Street, Vancouver, British Columbia, Canada V6B 5A1.

     The following table sets forth a history of the share capital for the Company for the last three years, and through June 30, 2001.


                                               Issuance                              Common Share

Balance, December 31, 1997                                                            15,370,123

                                 Private placement of common shares to Teck              375,000
                                 Corporation

Balance, December 31, 1998                                                            15,745,123

                                 Private placement of common shares                      250,000

                                 Private placement of common shares                      150,000

                                 Exercise of warrants                                    125,000

Balance, December 31, 1999                                                            16,270,123


                                                   Issuance                          Common Share

                                 Exercise of warrants                                    110,000

Balance, December 31, 2000                                                            16,380,123

Balance, June 30, 2001                                                                16,380,123



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

     8. Co-operative Agreement regarding the Development of the Changa Lijiagou Land Zinc Deposit dated November 17, 1997, between Minco and Baiyin Non-Ferrous Metals company, a corporation incorporated under the law of the People's Republic of China ("BNMC"). Under this agreement, Minco and BNMC will prepare and file an application with the Chinese governmental authorities to form a joint venture company to explore, and, if warranted, develop and exploit the lead and zinc deposits of Changba and Lijiagou and the joint area between them. If a joint venture company is approved and formed, Minco will contribute capital and advance equipment to develop a 3,500 tonne per day underground mine for a 75% interest in the joint venture and BNMC will contribute its mining right to the Changba and Lijiagou area for its 25% joint venture interest.

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

     Each U.S. Holder is encouraged to obtain tax and legal advice applicable to such U.S. Holder's particular circumstances.

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

     Such administrative expense by currency may change from time to time. Further, Minco incurred exploration costs of $740,150 and $443,512 for the years ended December 31, 1999 and 2000, respectively, all of which were paid in RMB.

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

10.5 Assignment of Contracts and Share Purchase Agreement between Minco Mining & Metals Corporation and Pacific Canada Resources dated February 19, 1996 (3)

10.6 Investment and Participation Agreement among Pacific Canada Resources, Teck Corporation and Cominco Ltd. dated February 19, 1996(2)

10.7 Teck and Cominco agreement regarding White Silver Mountain dated June 15, 1998(2)

10.8 Sino-Foreign Joint Venture Agreement forming Gansu Keyin Mining Co. Ltd.(3)

10.9 Sino-Foreign Joint Venture Agreement forming Inner Mongolia Damo Mining Co. Ltd. (Gobi Gold)(3)

10.10 Co-operation Agreement regarding the Development of the Changba Lijiagou Lead Zinc Deposit dated November 17, 1997 (2)

(1) Incorporated by reference to the Company's Form 20-F/R-A, amendment number 1 filed on October 18, 2000.

(2) Incorporated by reference to the Company's Form 20-F/R-A, amendment number 2 filed on May 4, 2001.

(3) Incorporated by reference to the Company's Form 20-F/R-A, amendment number 3 filed July 6, 2001.

                                   SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing this amendment no. 1 to the Annual Report on Form 20-F and that it has duly caused the undersigned to sign this Annual Report on its behalf.

                                            Minco Mining & Metals Corporation


Dated: November 15, 2001                    /s/   Dr.  Ken Z. Cai
                                            -----------------------------------
                                            Dr. Ken Z. Cai

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


Vancouver, Canada                                      "ELLIS FOSTER"
March 7, 2001                                          Chartered Accountants

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Balance Sheets
December 31, 2000 and 1999
(Expressed in Canadian Dollars)

                                                            2000              1999
                                                       ------------      ------------
ASSETS

Current
  Cash and cash equivalents                            $    219,333      $    268,224
  Marketable securities                                   1,142,829         1,931,633
  Sundry receivable                                          78,076            92,883
  Prepaid expenses and deposits                              56,601            64,475
                                                       ------------      ------------
                                                          1,496,839         2,357,215

Mineral interests (Note 3)                                2,281,470         1,835,376

Capital assets (Note 4)                                     134,664           189,837
                                                       ------------      ------------
                                                       $  3,912,973      $  4,382,428
                                                       ============      ============
LIABILITIES

Current
   Accounts payable and accrued liabilities            $    328,873           284,749
                                                       ------------      ------------
SHAREHOLDERS' EQUITY

Share capital (Note 5)                                   10,286,933        10,175,833

Deficit                                                  (6,702,833)       (6,078,154)
                                                       ------------      ------------
                                                          3,584,100         4,097,679
                                                       ------------      ------------
                                                       $  3,912,973      $  4,382,428
                                                       ============      ============

Commitments (Note 8)

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Operations and Deficit
Years Ended December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)



                                                    2000                  1999               1998
                                                ------------         ------------       ------------
Interest and sundry income                      $    116,205         $    144,042       $    197,068
                                                ------------         ------------       ------------
Mineral interests written off                              -              579,088          1,065,408
                                                ------------         ------------       ------------
Administrative expenses
  Accounting and audit                                69,171               75,231             82,540
  Advertising                                         18,665               36,222             20,826
  Amortization of capital assets                      35,187               51,788             60,132
  Capital taxes                                        5,765               11,581             15,015
  Conference                                           2,377               16,364              5,409
  Consulting fees                                    137,651              157,635             90,097
  Donation                                                 -                    -              3,800
  Legal                                               48,255               25,250             40,820
  Listing, filing and transfer agents                 16,460               32,094             51,841
  Management fees                                     48,474               40,758             97,559
  Office and miscellaneous                            58,909               51,683             50,295
  Promotion and government relations                 115,599              171,433            137,987
  Property investigation                                   -               52,229            129,812
  Rent                                                72,723              103,225            138,486
  Salaries and benefits                               65,837               67,832             97,217
  Telephone                                           14,289               20,868             55,851
  Travel and transportation                           28,892               35,492             52,811
  Foreign exchange loss (gain)                         2,630                5,028             (2,254)
                                                ------------         ------------       ------------
                                                     740,884              954,713          1,128,244
                                                ------------         ------------       ------------
Operating loss                                      (624,679)          (1,389,759)        (1,996,584)

Write down of marketable securities                        -             (116,349)                 -
                                                ------------         ------------       ------------
Loss for the year                                   (624,679)          (1,506,108)        (1,996,584)

Deficit, beginning of year                        (6,078,154)          (4,572,046)        (2,575,462)
                                                ------------         ------------       ------------
Deficit, end of year                            $ (6,702,833)        $ (6,078,154)      $ (4,572,046)
                                                ============         ============       ============
Loss per share                                  $      (0.04)        $      (0.09)      $      (0.13)
                                                ============         ============       ============
Weighted average number of
  common shares outstanding                       16,335,178           16,154,986         15,549,918
                                                ============         ============       ============

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Cash Flows
Years Ended December 31, 2000, 1999 and 1998
(Expressed in Canadian Dollars)


                                                     2000               1999             1998
                                                 ------------       ------------     ------------
Cash flows from (used in)
  operating activities
  Loss for the year                              $   (624,679)      $ (1,506,108)    $ (1,996,584)
  Adjustment for items not involving cash:
  - amortization                                       35,187             51,788           60,132
  - non-controlling interest's shares of loss               -                  -                -
  - writeoff of mineral interests                           -            579,088        1,065,408
  - write down of marketable securities                     -            116,349                -
  - gain on sale of marketable securities             (42,325)
  Change in working capital items:
  - funds restricted for mineral explorations               -            213,598         (148,269)
  - sundry receivable                                  14,807            (75,253)          33,135
  - prepaid expenses and deposits                       7,874               (458)         (25,754)
  - accounts payable and accrued liabilities           44,124            145,195          (28,405)
                                                 ------------       ------------     ------------
                                                     (565,012)          (475,801)      (1,040,337)
                                                 ------------       ------------     ------------
Cash flows from financing activities
  Shares issued for cash                              111,100            562,500          740,365
                                                 ------------       ------------     ------------
Cash flows from (used in)
  investing activities
  Acquisition of capital assets                        (1,725)            (8,303)        (130,800)
  Deferred exploration costs                         (424,383)          (729,148)        (889,141)
  Proceeds from sales of
    marketable securities                           2,298,889            531,848        1,514,379
  Purchase of marketable securities                (1,467,760)                 -                  -
                                                 ------------       ------------     ------------
                                                      405,021           (205,603)         494,438
                                                 ------------       ------------     ------------
Increase (Decrease) in cash and
  cash equivalents                                    (48,891)          (118,904)         194,466

Cash and cash equivalents,
  beginning of year                                   268,224            387,128          192,662
                                                 ------------       ------------     ------------
Cash and cash equivalents,
  end of year                                    $    219,333       $    268,224     $    387,128
                                                 ============       ============     ============

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)

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

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)

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

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


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

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)

3.   Mineral Interests


        ------------------------------------------------------------------------------------------
                                              Deferred                                   Deferred
                                                 Costs           2000                       Costs
                                               Dec. 31    Exploration         Amount      Dec. 31
                                                  1999          Costs    Written Off         2000
        ------------------------------------------------------------------------------------------
        ------------------------------------------------------------------------------------------
        Emperor's Delight                 $       100     $        -      $        -   $       100

        Crystal Valley                            100              -               -           100

        Stone Lake                                100              -               -           100

        Changba Lijiagou
          Lead-Zinc Deposit                       100              -               -           100

        White-Silver Mountain               1,307,979         87,449               -     1,395,428

        Chapuzi                                   100              -               -           100

        Heavenly Mountains                    436,519              -               -       436,519

        Inner Mongolia (Gobi Gold)             90,378        358,645               -       449,023
        ------------------------------------------------------------------------------------------
                                          $ 1,835,376      $ 446,094      $        -   $ 2,281,470
        ==========================================================================================


        ------------------------------------------------------------------------------------------
                                              Deferred                                   Deferred
                                                 Costs           1999                       Costs
                                               Dec. 31    Exploration         Amount      Dec. 31
                                                  1998          Costs    Written Off         1999
        ------------------------------------------------------------------------------------------

        Emperor's Delight                 $    89,316      $  25,051      $ (114,267)  $       100

        Crystal Valley                            100              -               -           100

        Stone Lake                                100              -               -           100

        Changba Lijiagou
        Lead-Zinc Deposit                     134,803              -        (134,703)          100

        White-Silver Mountain                 623,081        684,898               -     1,307,979

        Chapuzi                               330,218              -        (330,118)          100

        Heavenly Mountains                    436,519              -               -       436,519

        Inner Mongolia (Gobi Gold)             40,456         49,922               -        90,378
        ------------------------------------------------------------------------------------------
                                          $ 1,654,593      $ 759,871      $ (579,088)  $ 1,835,376
        ==========================================================================================

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


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

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


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

4.   Capital Assets

                                                       2000
                                          ------------------------------------
                                                      Accumulated    Net book
                                             Cost    Amortization      value
                                          ---------  ------------   ---------

        Computer equipment                $  62,948     $  46,684   $  16,264
        Office equipment and furniture       81,436        50,924      30,512
        Leasehold improvements               25,648        25,048           -
        Motor vehicles                       59,309        42,018      17,291
        Mining equipment                    191,292       120,695      70,597
                                          ---------     ---------   ---------
                                          $ 420,633     $ 285,369   $ 134,664
                                          =========     =========   =========

                                                       1999
                                          ------------------------------------
                                                      Accumulated    Net book
                                             Cost    Amortization      value
                                          ---------  ------------   ---------

        Computer equipment                $  59,801     $  40,388   $  19,413
        Office equipment and furniture       82,858        43,119      39,739
        Leasehold improvements               25,648        20,518       5,130
        Motor vehicles                       59,309        34,607      24,702
        Mining equipment                    191,292        90,439     100,853
                                          ---------     ---------   ---------
                                          $ 418,908     $ 229,071   $ 189,837
                                          =========     =========   =========

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


5.   Share Capital

     (a)  Authorized: 100,000,000 common shares without par value

     (b)  Issued:

                                                                    Shares        Amount
                                                                 ----------   ------------

          Balance, December 31, 1998                             15,745,123   $  9,613,333

          Private placement at $0.85 per share                      250,000        212,500

          Private placement at $1.00 per share                      150,000        150,000

          Share purchase warrants exercised at $1.60 per
          share                                                     125,000        200,000
                                                                 ----------   ------------
          Balance, December 31, 1999                             16,270,123     10,175,833

          Share purchase warrants exercised at $1.01 per
          share                                                     110,000        111,100
                                                                 ----------   ------------
          Balance, December 31, 2000                             16,380,123   $ 10,286,933
                                                                 ==========   ============


     (c) As at December 31, 2000, 3,562,328 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities. Subsequent to the year-end, 571,006 shares were released from escrow.

     (d)  Stock options outstanding at December 31, 2000 are as follows:

          Number of Options     Exercise Price       Expiry Date
          -----------------     --------------       -----------
              506,500               $1.41           March 5, 2006
              150,000               $1.65           July 16, 2006
               97,300               $1.41           October 8, 2006
              100,000               $1.12           December 1, 2006
               97,300               $1.41           March 6, 2007
               49,500               $1.41           June 20, 2007
            ---------
            1,000,000
            =========

          Each stock option entitles the holder to acquire one common share of the Company. Subsequent to the year-end, the exercise price of the above stock options were amended to $0.55 per share.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


6.   Income Taxes

     The components of the future income tax assets are as follows:


                                                              2000            1999
                                                         ------------    ------------
     Future income tax assets:

       Non-capital loss carryforwards                    $  6,166,149    $  5,501,892

       Unused foreign exploration and
         development expenses                               2,765,383       2,299,934

       Unused cumulative Canadian exploration
         expenses                                               2,591           2,591

       Unused cumulative Canadian development
         expenses                                             148,461         148,461

       Undepreciated capital cost of capital assets
         over their net book value                            284,820         227,922
                                                         ------------    ------------
     Less: Valuation allowance                             (9,367,404)     (8,180,800)
                                                         ------------    ------------
     Net future income tax assets                        $          -    $          -
                                                         ============    ============

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

7.   Related Party Transactions

     (a)  The  Company   incurred  the  following   expenses  to  a  corporation
          controlled by a director and an individual related to a director:

                                           2000           1999          1998
                                        ---------      ---------     ---------

          Management fees               $  86,263      $  89,392     $  90,059
          Deferred exploration costs       59,577         77,073        83,383
          Property investigation                -              -        13,825
          Rent                                  -              -        12,667
                                        ---------      ---------     ---------
                                        $ 145,840      $ 166,465     $ 199,934
                                        =========      =========     =========

     (b) Included in accounts payable and accrued liabilities is a total of $63,117 (1999 - $62,689) due to two corporations controlled by a director of the Company.

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


8.   Commitments

     (a) The Company has commitments in respect of office leases requiring minimum payments of $159,373 within the next two years, as follows:


                        2001                     $ 150,177
                        2002                         9,196
                                                 ---------
                                                 $ 159,373
                                                 =========

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

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)

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

     (b)  Reconciliation of Consolidated Balance Sheet items:

                                                                   2000             1999
                                                              ------------     ------------
          Mineral interests (Canadian GAAP)                   $  2,281,470     $  1,835,376

          Capitalized deferred exploration costs
          written-off                                           (2,281,470)      (1,835,376)
                                                              ------------     ------------
          Mineral interests (US GAAP)                                    -                -
                                                              ------------     ------------
          Securities available for sale (Canadian GAAP)          1,142,829        1,931,633

          Unrealized gain                                           17,430                -
                                                              ------------     ------------
          Securities available for resale (US GAAP)              1,160,259        1,931,633
                                                              ------------     ------------
          Total assets (US GAAP)                                 1,648,933        2,547,052
                                                              ------------     ------------
          Total liabilities (US GAAP)                              328,873          284,749
                                                              ------------     ------------


MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)

12. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

     (c)  Reconciliation of Consolidated Statement of Operations Items:

                                                             2000            1999           1998
                                                        ------------    ------------    ------------

         Loss for the year (Canadian GAAP)              $   (624,679)   $ (1,506,108)   $ (1,996,584)

         Write-off of exploration costs incurred in
         the year                                           (446,094)       (759,871)       (907,093)

         Adjustment for mineral interests written-off
         under Canadian GAAP                                       -         579,088       1,065,408

         Write down of marketable securities added back            -         116,349               -

         Release of escrow shares as compensation                  -        (974,042)     (1,476,973)
                                                        ------------    ------------    ------------
         Loss for the year (US GAAP)                      (1,070,773)     (2,544,584)     (3,315,242)
                                                        ------------    ------------    ------------
         Loss per share - basic and diluted (US GAAP)          (0.08)          (0.21)          (0.31)
                                                        ------------    ------------    ------------
         Weighted average number of common shares
         outstanding - basic and diluted (US GAAP)        12,828,232      12,189,874      10,749,411
                                                        ------------    ------------    ------------

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

                                                             Gross
                                                          unrealized
                                                            holding      Market
                                              Cost      gains (losses)    value
                                           ----------   -------------- ----------
          2000:
            Bonds issued by provincial
              government in Canada         $ 1,142,829    $   17,430   $ 1,160,259

          1999:
            Bonds issued by provincial
              government in Canada         $ 2,047,982    $ (116,349)  $ 1,931,633


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

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


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

          U.S. GAAP requires that the fair value of the shares at the time they are released from escrow should be recognized as a charge to income as a compensation expense. A summary of the escrow shares released is presented as follows:

                                                                         Compensation
                                                           Shares          expense
                                                        ----------       ------------
          Balance, December 31, 1997                     5,442,500

          Released from escrow at $1.20 per share       (1,230,811)      $1,476,973
                                                        ----------       ==========
          Balance, December 31, 1998

          Released from escrow at $1.50 per share         (649,361)      $  974,042
                                                         ---------       ==========
          Balance, December 31, 1999 and 2000            3,562,328
                                                         =========

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

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


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

          There were no stock options granted in 2000. A summary of the options granted is as follows:

                                                                  Weighted
                                                                   average
                                                     Number       exercise
                                                   of shares        price
                                                   ---------      --------

          Outstanding, December 31, 1997           1,537,000       $1.42

          Granted                                     75,000        1.50

          Cancelled                                 (300,800)       1.48
                                                   ---------

          Outstanding, December 31, 1998           1,311,200        1.41

          Granted                                    670,000        1.45

          Cancelled                                  (75,000)       1.50
                                                   ---------

          Outstanding, December 31, 1999           1,906,200        1.42

          Cancelled                                 (905,600)       1.42
                                                   ---------
          Outstanding, December 31, 2000           1,000,600        1.42
                                                   ---------

                 Options Outstanding                       Options Exercisable
----------------------------------------------------   -------------------------
                                  Weight
                                 Average     Weighted                 Weighted
     Range of                   Remaining     Average                  Average
     Exercise       Number     Contractual   Exercise      Number     Exercise
      Price       Outstanding  Life (Year)     Price     Exercisable    Price
---------------- ------------ ------------- ----------   ----------- -----------

  $1.01 - $2.00    1,000,600           5.5      $1.42      1,000,600   $1.42
---------------- ------------ ------------- ----------   ----------- -----------

MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------
(Expressed in Canadian Dollars)


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

                                                     2000            1999            1998
                                                ------------    ------------    ------------

          Loss for the year:

            - as reported                       $ (1,070,773)   $ (2,544,584)   $ (3,315,242)
                                                ------------    ------------    ------------
            - pro-forma                         $ (1,070,773)   $ (3,388,184)   $ (3,455,492)
                                                ------------    ------------    ------------

          Basic and diluted loss per share:

            - as reported                             $(0.08)         $(0.21)         $(0.31)
                                                ------------    ------------    ------------
            - pro-forma                               $(0.08)         $(0.28)         $(0.32)
                                                ------------    ------------    ------------

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants rewarded in 1998 to 1999, respectively:


                                                                                Weighted
                       Number of                        Risk-free   Expected     average
            Year         options   Dividend    Expected  interest   lives in  fair value
          granted        granted     yields  volatility      rate      years  of options
         -------------------------------------------------------------------------------
           1998           75,000         0%         57%     6.50%        5.0       $1.87
           1999          670,000         0%         76%     5.00%        4.4       $1.26
          -------------------------------------------------------------------------------


MINCO MINING & METALS CORPORATION
(A exploration stage enterprise)

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2000 and 1999
(Expressed in Canadian Dollars)


                                                                                                         Accumulated
                                                                              Compre-                       other         Total
                                                               Additional     hensive                      compre-        Share-
                                           Common shares        paid-in       income         Deficit       hensive       holders'
                                         Shares     Amount      capital       (loss)       accumulated   income (loss)    equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998            15,745,123         -   $ 12,763,272  $          -  $  (9,376,578)   $    8,300   $  3,394,994

Shares issued on February 4, 1999,
  pursuant to a private placement
  at $0.85 per share                     250,000         -        212,500             -              -             -        212,500

Shares issued on March 8, 1999,
  pursuant to a private placement
  at $1.00 per share                     150,000         -        150,000             -              -             -        150,000

Shares issued on July 9, 1999,
  for exercise of warrants at
  $1.60 per share                        125,000         -        200,000             -              -             -        200,000

Release of escrow share as
  compensation                                 -         -        974,042             -              -             -        974,042

Other comprehensive income
- unrealized gain (loss) on
  available-for-sale securities                -         -              -      (124,649)             -      (124,649)      (124,649)

Comprehensive income
  - net (loss) for the year                    -         -              -    (2,544,584)    (2,544,584)            -     (2,544,584)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                $ (2,669,233)
                                                                           ============
Balance, December 31, 1999            16,270,123         -     14,299,814                  (11,921,162)     (116,349)     2,262,303

Shares issued on April 11, 2000,
  for exercise of warrants at
  $1.01 per share                         30,000         -         30,300             -              -             -         30,300

Shares issued for cash on
  April 23, 2000, for exercise
  of warrants at $1.01 per share          15,000         -         15,150             -              -             -         15,150

Shares issued for cash on
  June 27, 2000, for exercise of
  warrants at $1.01 per share             65,000         -         65,650             -              -             -         65,650

Other comprehensive income
- unrealized gain (loss) on
  available-for-sale securities                -         -              -        17,430              -        17,430         17,430

Comprehensive income
  - net (loss) for the year                    -         -              -    (1,070,773)    (1,070,773)            -     (1,070,773)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                $ (1,053,343)
                                                                           ============
Balance, December 31, 2000            16,380,123         -   $ 14,410,914                $ (12,991,935)   $  (98,919)  $  1,320,060
=========================================================================                ===========================================
