Form 20-F
period 2001-12-31
MINCO MINING & METALS CORP
filed 2002-05-24
CIK 1020825

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 20-F

|_| Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

|X| Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the year ended December 31, 2001.

|_| Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Exact name of registrant as specified in its charter)

Province of British Columbia (Canada)

(Jurisdiction of incorporation or organization)

Suite 1900 Guinness Tower

1055 West Hastings Street

Vancouver, British Columbia, Canada V6E 2E9

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

Common Shares without par value

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 16,380,123.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes __ No __ Not Applicable

TABLE OF CONTENTS

Page

Introduction And Use of Certain Terms	3
Forward-Looking Statements	3
Glossary of Mining Terms	3

PART I
Item 1. Identity of Directors, Senior Management and Advisers	5
Item 2. Offer Statistics and Expected Timetable	n/a
Item 3. Key Information	5
Item 4. Information on the Company	9
Item 5. Operating and Financial Review and Prospects	23
Item 6. Directors, Senior Management and Employees	26
Item 7. Major Shareholders and Related Party Transaction	29
Item 8. Financial Statements	32
Item 9. The Offering and Listing	32
Item 10. Additional Information	33
Item 11. Quantitative and Qualitative Disclosures About Market Risk	42
Item 12. Description of Securities Other than Equity Securities	n/a

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	n/a
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a
Item 15. [Reserved]	-
Item 16. [Reserved]	-

PART III
Item 17. Financial Statements	42 - 62
Item 18. Financial Statements	n/a
Item 19. Exhibits	63
Signatures	64

Introduction And Use of Certain Terms

Minco Mining & Metals Corporation, (the "Company" or "Minco") is a corporation incorporated under the laws of the province of British Columbia, Canada. As used herein, except as the context otherwise requires, the term the "Company" or "Minco" refers to Minco Mining & Metals Corporation and its consolidated subsidiaries. The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted auditing standards and are presented in Canadian dollars. Unless otherwise indicated, reference to dollar amounts in this Annual Report shall refer to Canadian dollars.

Minco Mining & Metals Corporation files reports and other information with the Securities and Exchange Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of Minco's filings with the SEC by accessing their website located at www.sec.gov. Minco is also required to file reports electronically in Canada on Sedar. You may access Minco's reports filed on Sedar by accessing their website at www.sedar.com.

The principal executive office of the Company is located at Suite 1900 Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9. The Company's telephone number is 604-688-8002, fax number is 604-688-8030 and Email address is info@mincomining.com or investor-info@mincomining.com.

Forward-Looking Statements

The following discussion contains forward-looking statements regarding events and financial trends that may affect the Company's future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in forward-looking statements. These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in China. These risk factors are set forth in more detail in Item 3, section D "Risk Factors" and in Item 5 "Operating and Financial Review and Prospects".

Glossary of Mining Terms

Alteration     Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solutions.

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

Chalcopyrite Copper sulphide mineral.

Drift A underground passage, approximately horizontal, often along a mineralized zone.

Drilling-diamond drilling A drilling procedure using diamond-tipped bits that result in recovery of a drill core cylindrical section of rock from beneath the earth's surface.

Fault A fracture in a rock across which there has been displacement.

Felsic intrusions An intrusion of granite into surrounding rocks.

Geochemical sampling Trace element analysis of residual soils which may be interpreted to predict the composition of the underlying bedrock.

Geology A science that deals with the history of the earth and its life especially as recorded in rocks.

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

Sedimentary exhalative type of deposit consisting of layers of massive sulphide (a rock composed of at (or Sedex) type deposit least 60% sulphide minerals) interbedded with layers of sedimentary rock.

Skarn A type of altered rock which in some areas contains commercially recoverable amounts of metals.

Smelter The treatment of sulphide concentrates to produce metal.

Sulphide A compound of sulphur and some other elements.

Surficial oxide zone The top portion of a deposit which has been oxidized by surface weathering.

The Teck-Cominco Separate, but related agreements the Company holds with Teck Corporation ("Teck") Agreements and Cominco Ltd. ("Cominco"), which were both public Canadian mining companies (the agreements collectively called the "Teck-Cominco Agreements"). On September 10, 2001, Teck acquired Cominco by giving Cominco shareholders 1.8 Teck common shares plus $6.00 cash for each one Cominco share and the company was renamed Teck Cominco Limited. ("Teck Cominco").

Trenching Trenches excavated to bedrock, which may be made by hand or by machine.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The following table sets forth as of May 13, 2002, the names, business addresses and functions of the Company's directors and senior management.

                        Name                                     Business Address                                                 Position

                    Ken Z. Cai                          Suite 1900, 1055 West Hastings Street,             President, Chief Executive

                                                               Vancouver, British Columbia, Canada                 Officer and Director

                                                               V6E 2E9

                William Meyer                         Suite 1900, 1055 West Hastings Street,             Chairman and Director

                                                                Vancouver, British Columbia, Canada

                                                                V6E 2E9

                Robert M. Callander                 150 King Street West, Suite 1710                     Director

                                                                 Toronto, Ontario, Canada

                                                                 M5H 1J9

            Hans Wick                                   Gartenstrasse 7                                                  Director

                                                                CH - 8002

                                                                Zurich, Switzerland

B. Advisers

The Company's transfer agent and registrar for the common shares is Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada), 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9. Computershare acquired Montreal Trust in July 2000.

The Company's legal advisors are Bartel Eng & Schroder, 300 Capitol Mall, Suite 1100, Sacramento, CA 95814 and Salley Bowes Harwardt, 1750 - 1185 West Georgia Street, Vancouver, B. C. Canada V6E 4E6.

C. Auditors

The Company's auditors are Ellis Foster, Chartered Accountants. Their address is 1650 West 1st Avenue, Vancouver, British Columbia, Canada V6J 1G1. Ellis Foster has been the Company's auditor for at least the past four years.

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected Financial Data

The following selected financial information for the fiscal years ended December 31, 2001, 2000, 1999, 1998, and 1997 are derived from the financial statements of the Company which is reported in Canadian dollars and should be read in conjunction with the financial statements and the notes thereto attached to this Annual Report. The Company's financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). There are significant differences between Canadian GAAP and U.S. GAAP including the recording of exploration costs, recognition of compensation expense upon release of the escrow shares and issuance of stock options and the recording of marketable securities.

For a discussion between Canadian GAAP and United States GAAP, see note 13 to the Company's financial statements.

***** Canadian GAAP, as previously reported *****

  At December 31
2000	1999	1998	1997
Operations
Interest and Sundry Income	$ 116,205	$ 144,042	197,068	$ 265,388
Exploration Expense	-	-	-	-
Mineral Interests written off	0	579,088	1,065,408	191,170
Operating Loss	(624,679)	(1,389,759)	(1,996,584)	(1,476,342)
Loss for Period	(624,679)	(1,506,108)	(1,996,584)	(1,476,342)
Income (loss) from Continuing
Operations per Common Share	($0.04)	($0.09)	($0.13)	($0.10)
Common Shares used in
Calculations	16,335,178	16,154,986	15,549,918	15,331,855

Consolidated Balance Sheet Data

Total Assets	3,912,973	4,382,428	5,180,841	6,465,465
Mineral Interests	2,281,470	1,835,376	1,654,593	1,812,908
Total Liabilities	328,873	284,749	139,554	167,959
Share Capital	$ 10,286,933	$ 10,175,833	$ 9,613,333	$ 8,872,968

The Company has changed its accounting policy for mineral interests to write-off exploration cost as incurred until such are proven. (Previously the Company's policy was to capitalize exploration costs until it had been determined that economically proven reserves are located on the property). The change has been accounted for retroactively with prior years being restated. The effect of the restatement is as follows:

***** Canadian GAAP, as restated *****

  At December 31

	2001	2000	1999	1998	1997
Operations
Interest and Sundry Income	$ 77,023	$ 116,205	$ 144,042	$ 197,068	$ 265,388
Exploration Expense	168,835	446,094	759,871	907,093	1,217,602
Mineral Interests written off	-	-	-	-	-
Operating Loss	(715,412)	(1,070,773)	(1,570,542)	(1,838,269)	(2,502,774)
Loss for Period	(715,412)	(1,070,773)	(1,686,891)	(1,838,269)	(2,502,774)
Income (loss) from Continuing
Operations per Common Share	($0.04)	($0.07)	($0.10)	($0.12)	($0.16)
Common Shares used in
Calculations	16,380,123	16,335,178	16,154,986	15,549,918	15,331,855

Consolidated Balance Sheet Data
Total Assets	988,926	1,631,603	2,547,152	3,526,348	4,652,657
Mineral Interests	100	100	100	100	100
Total Liabilities	401,608	328,873	284,749	139,554	167,959
Share Capital	$ 10,286,933	$ 10,286,933	$ 10,175,833	$ 9,613,333	$ 8,872,968

United States GAAP

                                At December 31

	2001	2000	1999	1998	1997

Operations
Interest and Sundry Income	$ 77,023	$ 116,205	$ 144,042	$ 197,068	$ 265,388
Exploration Expense	168,835	446,094	759,871	907,093	1,217,602
Loss for Year	(915,264)	(1,070,773)	(2,544,584)	(3,315,242)	(3,742,015)
Income (loss) from Continuing
Operations per Common Share	($0.07)	($0.08)	($0.21)	($0.31)	($0.38)
Common Shares used in
Calculations	13,388,801	12,828,232	12,189,894	10,749,411	9,869,355

Consolidated Balance Sheet Data
Total Assets	92,036	1,648,933	2,547,052	3,534,948	4,652,597
Mineral Interests	-	-	-	-	-
Total Liabilities	401,608	328,873	284,749	139,554	167,959
Share Capital	$ 14,610,766	$ 14,410,914	$ 14,299,814	$ 12,763,272	$ 10,545,934

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and United States Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = U.S. $1).

Year Ended:

December 31	Average	Period End	High	Low

2001	1.5487	1.5925	1.6023	1.4944
2000	l.4855	1.4995	1.5592	1.4379
1999	1.4858	1.4440	1.5268	1.4512
1998	1.4436	1.5305	1.5765	1.4096
1997	1.3844	1.4305	1.4399	1.3345

The following table sets forth the high and low exchange rate for the past six months. As of May 3, 2002, the exchange rate was 1.5650.

Month	High	Low

May 2002	1.5650	1.5579
(to May 3, 2002)
April 2002	1.5995	1.5632
March 2002	1.5958	1.5823
February 2002	1.6112	1.5885
January 2002	1.6128	1.5915
December 2001	1.5990	1.5635

B. Capitalization and Indebtedness

The Company's capitalization as of December 31, 2001 is as follows:

Consolidated Balance Sheet Data	December 31, 2001

Long-Term Debt	$ n/a

Shareholder's Equity	$ 587,318

Share Capitalization	$ 10,286,933

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

1. The Company Has Incurred Losses. Since its reorganization in 1996, the Company has incurred net losses and will continue to incur losses until it can derive sufficient revenues from its projects.

2. The Company Is In The Exploration Stage And Has No Proven Reserves. None of the properties in which the Company has interests are in commercial production, or contain reserves. In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties will turn out not to be worth further expense. The Company may thus expend significant amounts of financing and effort on any or all of its properties without finding reserves or reaching a stage of commercial production.

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

5. The Company's Interest In Projects Will Be Diluted Pursuant to the Teck-Cominco Agreements. The Teck-Cominco Agreements grant those companies the right to become the operators of an aggregate of two future properties of the Company as well as rights of first refusal to acquire interests in other future projects for a period of three years. The exercise of those earn-in-rights by either Teck or Cominco will dilute the Company's interest in those projects. See Item 4. - "Information on the Company", "The Teck-Cominco Agreements".

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

8. Penny Stock Rules May Make It More Difficult to Trade the Company's Common Shares. The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price, as defined, less than U.S.$5.00 per share or an exercise price of less than U.S.$5.00 per share, subject to certain exceptions. The Company's securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of U.S.$5,000,000 or an individual with net worth in excess of U.S.$1,000,000 or annual income exceeding U.S.$200,000 or U.S.$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also affect the ability of the Company's investors to sell their shares in the secondary market.

9. The Company is a Passive Foreign Investment Company for United States Federal Income Tax Purpose. The Company believes that it is a passive foreign investment company ("PFIC") for United States Federal income tax purposes because it earns 75% or more of its gross income from passive sources. As a result, a United States holders of Minco common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States olders' common shares or upon receipt of "excess distributions," unless such holder of common shares elect to be taxed currently on his or her pro rata portion of the Company's income, whether or not the income was distributed in the form of dividends or otherwise. The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. Otherwise, the election may only partially apply. Further, the elections will increase the administrative and regulatory burden on Minco. See Item 10.E. "Taxation - United States Tax Consequences - Passive Foreign Investment Companies."

10. Risks Related to Doing Business in China. Various matters that are specific to doing business in China may create additional risks or increase the degree of such risks associated with the Company's activities. These risks are discussed below.

a. The Company Must Seek Governmental Approval to Develop Mines. The establishment, operation and terms of the joint ventures through which any particular mineral property is to be explored or operated are all subject to obtaining Chinese governmental approvals at various levels and for particular matters, including mining rights, importation of equipment, hiring of labor, and environmental regulations. Currently, the joint ventures formed to explore and, if warranted, develop the White Silver Mountain and Gobi Gold projects have obtained a license to conduct mineral exploration activities, but will be required to obtain a mining license to, if warranted, develop and conduct operations at the property. Depending on the scope of the operation, its location and the particular issues involved, the level of government from which approvals must be sought and the process involved, may vary potentially restricting the joint venture's operation.

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

It is industry practice for North American mining companies like Teck Cominco Limited to apply the more stringent standards of their home countries to foreign operations regardless of local practices. Should Teck Cominco choose to initiate production of a property in joint venture with the Company, its operations would be carried out using North American environmental standards. It is common practice for the estimated costs of reclamation and remediation of mine sites to be included in the capital cost of a project. A project would have to be able to provide an adequate return on all capital, including estimated reclamation costs, to be considered viable. The Company's current projects all surround active mining operations, which add additional considerations that would be dealt with on a case-by-case basis. See the "Environmental Considerations" section under the individual property description in Item 4. D - "Property, Plants and Equipment" for more details.

c. Politics of China May Adversely Affect the Company's Investments. The Company's investments may be adversely affected by political, economic and social uncertainties in China. Changes in leadership, social or political disruption or unforeseen circumstances affecting China's political, economic and social structure could adversely affect the Company's joint venture interest or restrict its operations.

d. Lack Of A Legal System May Produce Inconsistent Results. Enforcement, operation and interpretation of existing laws may be uncertain, sporadic or inconsistent. China's judiciary is relatively inexperienced in enforcing laws that do exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of the judgment by a court of another jurisdiction. As a result, if the Company is adversely affected, the Company may be unable to seek legal address in China.

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

Item 4. Information on the Company

A. Introduction & Background

Minco Mining & Metals Corporation is a British Columbia corporation whose common shares trade on the Toronto Stock Exchange ("TSX") under the trading symbol MMM. The principal executive office of the Company is located at Suite 1900, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9, and the Company's telephone number is 604-688-8002. Through joint ventures with Chinese governmental entities, and others, the Company is engaged in the exploration and acquisition of base and precious metal mineral projects in the People's Republic of China. Minco has no affiliation with 3M Corporation, who's trading symbol in the United States on the New York Stock Exchange is also MMM. The Company has one wholly owned subsidiary, Triple Eight Mineral Corporation ("Temco"), a British Virgin Islands corporation also engaged in the exploration and acquisition of mineral projects in China. (See Item 4, C - "Organizational Structure".)

At present, all of Minco's properties are in the exploration stage, and further exploration will be required before final evaluations as to the economic and legal feasibility can be determined. None of Minco's properties has a known body of commercial ore, nor are any such properties at the commercial development or production stage. No assurance can be given that commercially viable mineral deposits exist on any of the Company's properties. Further, Minco's interest in joint ventures, which own properties, will be subject to dilution if the Company fails to expend further funds on the project. The Company has not generated cash flows from operations. These facts increase the uncertainty and risks faced by investors in the Company. (See Item 3, D - "Risk Factors".)

The Company was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name "Caprock Energy Ltd." On February 19, 1996, current management acquired its interests in the Company pursuant to the following agreements: the "PCR Agreement," and the "Teck-Cominco Agreements," described below. (See Item 4, B - "Business Overview"; "The PCR Agreement" and "The Teck-Cominco Agreements.") The purpose of the PCR Agreement was to transfer Pacific Canada Resources, Inc.'s assets to Minco which allowed Minco to explore and evaluate for potential acquisition and, if warranted, development of mineral properties in China.

B. Business Overview

Since the signing of its first co-operative agreement on the Chapuzi project in China in 1995, the Company has been active in mineral exploration and property evaluations in China. The Company intends to build a portfolio of base metals and precious metals properties in China. As discussed below, a strategic alliance was formed with Teck Corporation and its 50.1% subsidiary, Cominco Ltd., for mineral exploration and acquisition in China. Minco has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces in China. Currently, Minco has interests in the Gobi Gold and White Silver Mountain Sino-Foreign co-operative joint ventures and intends to establish other Sino-Foreign co-operative joint venture with Chinese mining organizations to hold mineral rights in China.

At present the Company has no income from its operations and none of its properties have reserves or are in production. The Company's ability to finance the exploration and development, if warranted, of its mineral properties, to make concession payments and to fund general and administrative expenses is therefore dependent upon the Company's ability to secure financing. The equity markets for junior mineral exploration companies are unpredictable. Alternatively, the Company may enter into cost sharing arrangements through joint venture agreements. While management believes that the quality of the concessions now held by Minco will attract joint venture partners in the short-term and medium-term, there is no guarantee that the terms would be as favorable as management would like.

As outlined below, the focus of the Company for year 2001 was exploration at the Gobi Gold and White Silver Mountain projects. While the Company believes that it has sufficient working capital to fund certain exploration work commitments on currently held properties for fiscal year ended 2002, any major increase in the exploration efforts on these projects would require the Company to raising additional capital. The Company cannot determine what funding requirements will be beyond that time and whether the Company will require additional financing to meet such requirements. The Company does not believe that there are particular environmental regulations that will materially impact its current or proposed operations.

On March 21, 2002, the Company announced a private placement financing of C$550,000.00. The private placement is expected to close by the end of May 2002 and will consist of 2,200,000 shares, at a price of C$0.25 per share. Proceeds of the transaction will be used for general working capital purposes. The shares to be issued will be subject to a hold period of one year from the date of closing of the private placement.

A summary of the Company's operations for fiscal year 2001 and 2000 for the White Silver Mountain project and Gobi Gold project is as follows:

White Silver Mountain

Teck Cominco Limited has been the operator at the While Silver Mountain project since 1999 and has funded exploration expenditures at its sole discretion. The year 2000 exploration program consisted of 230 meters of underground excavation to establish drill stations from which 2,730 meters of diamond drilling in five holes was carried out with the objective of outlining the downward extensions of the known massive sulphide horizons. The drilling further outlined the extensions of the western lobe of massive sulphide mineralization. The eastern lobe remains open and will require additional drilling to define its extent. In addition to the underground program, an extensive surface program was carried out in the area of geology perspective for the occurrence of massive sulphide mineralization. Approximately 207 line-kilometres of geophysical surveys (comprising magnetic and electromagnetic surveys) were completed. A number of anomalies were outlined, of which three occur in highly perspective geology and require testing by drilling. These three areas were scheduled for testing in 2001 by six surface diamond drill holes aggregating 2,700 metes at an estimated cost of $400,000 and additional drilling would be contingent on results o the proposed six-hole program.

During 2001, Teck completed a total of 2,763 meters of diamond drill holes in nine surface drill holes. The holes targeted magnetic and electromagnetic anomalies outlined in the course of district scale geological and geophysical surveys completed in 2000. While favorable alteration and some sulphide mineralization were intersected in a number of holes, no economic grade mineralization was intersected and no further exploration work was done on the project during 2001.

In March 2002, Teck Cominco advised the Company that it had decided to withdraw from the project and would retain no interest in the property. Teck Cominco Limited has been the operator, and funded the project exploration to year end 2001 and has advised the Company that it will not fund the project in 2002. The withdrawal by Teck Cominco resulted in the Company's interest in the White Silver Mountain increasing to 41.4%. Teck Cominco continues to hold a 11.4% share interest in the Company and continues as Minco's strategic partner in China and also continues to have future earn-in rights on two other Minco projects of its choice.

During 2002, the Company plans to fund further development of the project. A large surface and underground drilling program has been recommended. The program will focus on an underground drilling program beneath the Xiaotieshan Mine. The Company's near-term objective is to define a 5 million tonne reserve, which can be placed into production in a cost effective and timely manner by using Baiyin Non-Ferrous Metals Corporation's extensive milling and smelting facilities on the property.

Gobi Gold Project

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

A new discovery was made during the year 2000 in an area with thin sand covering 1,000 meters to the east of the main gold zone near another interpreted intrusive center. A six-meter wide zone was exposed in a trench that returned an average grade of six grams per ton gold. Minco believes that geochemical values of two grams of gold per tonne are considered highly anomalous and could be an indication of economic concentrations of gold in the sub-surface. Values of six grams per tonne are potentially economic if found in large enough volumes to be economically extracted.

The year 2001 program consisted of expanded sampling programs by a drilling and/or trenching program prior to designing an extensive diamond-drilling program. The program consisted of detailed structural mapping, trenching in selected areas, and IP and/or TEM surveys in sand-covered areas which resulting in a substantial gold/copper discovery. The Zhulazhaga License was one of eight acquired and the most extensively explored because of the initial success. The remaining seven licenses were examined in 2000 in a regional reconnaissance fashion. Three license areas returned positive results in terms of favourable geology, alteration and geochemically anomalous gold values.

During 2002, the Company plans a phase one drilling program consisting of 8 to 10 holes which has been scheduled for second quarter 2002, to focus initially on the testing of the gold zone at depth and laterally to the southwest, at a budgeted cost of approximately $300,000. In addition, the Company plans to continue detailed exploration on three additional licenses, which had exceptional early stage exploration success in the same geological environment.

To date, the Company has funded its' own exploration program at the Gobi Gold project. Total expenditures on the Gobi Gold Project to date are approximately $750,000.

No assurance can be given that the Gobi Gold project will be able to find a sufficient amount of gold to be economically mined.

The PCR Agreement

On February 19, 1996, Minco entered into an agreement with Pacific Canada Resources, Inc. ("PCR"). PCR was a private company controlled by Ken Cai and Donald Hicks, both of whom became directors of Minco upon completion of the transaction. Prior to that time, PCR, Ken Cai and Donald Hicks were not affiliated with Minco. Mr. Hicks is no longer a director of the Company. Pursuant to the PCR Agreement, Minco acquired rights to PCR's entire portfolio of base and precious metal property agreements and acquisition rights in China, some of which were held directly and some of which were held by PCR's subsidiary, Temco. At that time, Temco was a joint venture, of which Minco held a 60% equity interest and China Clipper Gold Mines, Ltd. ("China Clipper"), a publicly traded Ontario corporation, held the remaining 40% equity interest. On February 27, 1997, Minco purchased China Clipper's 40% equity interest in Temco for $175,000, which was believed to be the fair market value at the time. PCR is currently largest and the controlling shareholder of the Company, and has no other operations other than its ownership in the Company.

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

Separate, but related agreements the Company holds with Teck Corporation ("Teck") Agreements and Cominco Ltd. ("Cominco"), which were both public Canadian mining companies (the agreements collectively called the "Teck-Cominco Agreements"). On September 10, 2001, Teck acquired Cominco by giving Cominco shareholders 1.8 Teck common shares plus $6.00 cash for each one Cominco share and the company was renamed Teck Cominco Limited. ("Teck Cominco").

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

The earn-in rights provide that upon Minco procuring a base or precious metal project, and after preliminary work by Minco, Teck Cominco, in their sole discretion, shall first determine whether such project is to be governed by the Teck-Cominco Agreements. If they determine that the project is subject to the agreement, Teck Cominco shall hold earn-in rights with respect to such project. If Teck Cominco determines that the project is not to be governed by the Teck-Cominco Agreements, Minco shall thereafter have the right to elect whether or not to have the project assigned to it at cost.

If Teck Cominco determines that a base or precious metal project will be governed by the Teck-Cominco Agreements, the earn-in rights shall be exercisable in one of two ways, depending on whether the project is determined by Teck Cominco, in its sole discretion, to be a "development property" or "exploration property." If determined to be a development property, Teck Cominco shall have the right to acquire 70% of the Non-Chinese interest in such property and to become the operator of the project by completing, at its sole cost, any further project work and the final feasibility report on the project. Teck Cominco must then arrange for 70% of the costs required to be provided by the non-Chinese parties to place the property into commercial production. Upon completion of all of the foregoing, Teck Cominco shall be deemed to have exercised its earn-in rights in respect to the development project. Minco must contribute 30% of the costs required after the completion of the feasibility study.

If a project is determined to be an exploration property by Teck Cominco, it shall have the right, upon completion of a preliminary feasibility study by Minco, to acquire 51% of the non-Chinese interest in such exploration property and to become the operator of programs on the property. To earn this 51% interest, Teck Cominco must fund the final feasibility study on the project and arrange for all financing required to be provided by the non-Chinese parties to place the property into commercial production, as determined in the feasibility study. Upon completion of all of the foregoing, Teck Cominco shall be deemed to have exercised their earn-in rights in respect to the exploration project.

Each property for which Teck Cominco have exercised an earn-in right shall be governed by its own separate joint venture agreement which will include a provision that if Minco's interest is diluted to 10% or less, such interest will be converted to a 1% net smelter return royalty. The agreements further provide that Cominco (in the case of a base metal property) or Teck (in the case of a precious metal property) shall be the designated operator of the property on behalf of the joint venture which shall be formed to exploit any such property.

The Teck-Cominco Agreements contain provisions under which Teck and Cominco agreed, subject to certain limitations, not to increase their collective share holdings in Minco beyond 20% of the common shares, nor to reduce them beyond 50% if their initial ownership, which limitations expire upon certain changes in control of the Company. As of May 13, 2002, Teck Corporation owned 1,250,000 common shares representing 7.63% of the outstanding shares and Cominco Ltd. owned 625,000 common shares representing 3.82% of the outstanding shares, holding a combined total of 11.45% of the outstanding shares of the Company. Teck Cominco has a right of first refusal to purchase common shares of Minco in any future offerings, so as to maintain their percentage ownership in the Company.

After Teck Cominco have exercised their earn-in rights in an aggregate of two projects procured by Minco, Teck and Cominco shall have further preferential rights of first refusal with respect to further properties identified by Minco for a period of three years after the exercise of their earn-in rights. These preferential rights of purchase will apply only in circumstances where Minco, if Minco has elected to acquire a project identified by PCR, intends to offer an interest to third parties or has received an offer to purchase, earn or acquire an interest in such properties from third parties. Minco is required to notify Teck Cominco of its intent to sell an interest in such project to a third party, and provide Teck Cominco all information which Minco possesses with respect to the project as well as the terms of the proposed sale, and Teck and Cominco may, within thirty days, purchase such interest on the terms which Minco had proposed to accept from a third party.

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

The Constitution authorizes and encourages foreign investment and protects the "lawful rights and interests" of foreign investors in China. The Civil Procedure Law of China (the "Civil Procedure Law"), effective April 9, 1991, provides that if there is a conflict between the provisions of international treaties to which China is a signatory and domestic Chinese law, the treaty provisions will prevail. In addition, the Foreign Economic Contract Law of China (the "FECL"), effective July 1, 1985, provides that matters not covered by Chinese law will be dealt with by reference to international practices.

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

The Ministry of Geology and Mineral Resources ("MGMR"), that formerly administered geological exploration and also carried out exploration through its own personnel, has been replaced by the new Ministry of Lands and Mineral Resources.

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

Legal Framework. Each of the various joint venture entities through which the Company will carry on business in China has been or will be formed under the laws of China as a Chinese-foreign co-operative joint venture enterprise also called a Sino-Foreign co-operative joint venture, and is or will be a "legal person" with limited liability. All joint ventures entered into, or to be entered into, by the Company must be approved by both the Ministry of Foreign Trade and Economic Co-operation ("MOFTEC") and the State Planning Commission ("SPC") in Beijing or their provincial bureaus.

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

Before a joint venture can be created, an assessment or feasibility study of the proposed joint venture must be prepared and approved by the State Development Planning Commission (the "SDPC") or its provincial bureau. Therefore, upon completing a Co-operation Agreement, the parties prepare a feasibility study of the proposed joint venture and submit the feasibility study along with the Co-operation Agreement to the SDPC for what may be described as an approval in principle, the granting of which depends upon whether the proposed project broadly conforms to the economic policy issued by the government and any prescribed regulations.

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

Governance and Operations. Governance and operations of a Sino-Foreign co-operative joint venture enterprise are governed by the Chinese Joint Venture Law and by the parties' joint venture agreement and the Articles of Association of each joint venture entity. Pursuant to relevant Chinese laws, certain major actions of the joint venture entity require unanimous approval by all of the directors present at the meeting called to decide upon actions such as:amendments to the joint venture agreement and the Articles of Association; increase in, or assignment of, the registered capital of the joint venture; a merger of the joint venture with another entity; or the termination and dissolution of the joint venture enterprise.

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

Distributions. After provision for a reserve fund, enterprise development fund and employee welfare and incentive fund, and after provision for taxation, the profits of a joint venture enterprise will be available for distribution to the Company and the relevant Chinese governmental entity, such distribution to be authorized by the board of directors of the joint venture entity.

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

Organizational Structure

The Company has one wholly owned subsidiary, Triple Eight Mineral Corporation ("Temco"), a corporation organized on September 1, 1995, under the laws of the British Virgin Islands and having a statutory office at Arawak Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

The following chart sets forth the Company's corporate structure, including its subsidiary, related parties and their jurisdictions of incorporation, and the various mineral properties held by each of them:

 Minco Mining & Metals

Corporation

(a British Columbia corporation)

|

|
_________________________________________________________________________
Triple Eight Mineral                 Gansu Keyin Mining Co.        Inner Mongolia Damo        Changba_Lijiagou

                              Corporation                             Ltd.(1)                                   Mining Co. Ltd (2)             Project(3)
                              (a British Virgin Islands            (a Chinese joint venture)         (A Chinese joint venture)

                               company)

                               (100%)                                   (Right to Earn up to 80%)       (Right to Earn up to 75%)   (Option to Earn up to 75%)
                                                                                               |                                               |
                                                                                               |                                               |

                                                                                 White Silver                                Gobi Gold Project
                                                                                Mountain Project

                                                                                   (100%)                                            (100%)

(1) Formed by Minco and Baiyin Non-Ferrous Metals Corporation ("BNMC"), a Chinese state-owned company. As of December 31, 2001, Minco has earned 41.1% of its 80% interest.

(2) Formed by Minco and the Exploration Institute of Land and Resources of Inner Mongolia, a department of the Chinese government. As of December 31, 2001, Minco has earned 21% of its 75% interest.

(3) Owned by BNMC. Minco has the right to earn up to a 75% interest in joint venture. As of December 31, 2001, Minco has not yet earned its 75% interest.

D. Description of Property

For the year 2001, Minco actively pursued exploration at the Gobi Gold projects and White Silver Mountain project. Teck Cominco undertook a drilling exploration program at the White Silver Mountain project and the Company carried out further exploration work on the Gobi Gold project. A detailed description of each of the Company's projects follows:

White Silver Mountain

Minco acquired its rights to the White Silver Mountain, a polymetallic project located in Gansu Province, China, pursuant to the "Co-operation Agreement for Mineral Exploration and Development" between the Company and

Baiyin Non-Ferrous Metals Corporation ("BNMC") signed on November 17, 1997. A fully licensed Sino-Foreign joint venture company, Gansu Keyin Mining Co. Ltd. ("Gansu Keyin") was formed to hold the mineral interests. In order to earn up to an 80% interest in Gansu Keyin, which owns the rights to the White Silver Mountain project, Minco is required to spend a minimum of US$4.8 million (40 million Renminbi Yuan "RMB") on the White Silver Mountain property over a six year period. If Minco fails to spend the minimum amount, Minco's interest in Gansu

Keyin will be capped by a predetermined formula as set out in the Joint Venture Agreement. BNMC contributed the exploration permit held by it and the geological data and research results, including drill core samples and maps, for its 20% interest in Gansu Keyin. Following the completion of the above expenditures by Minco, each party shall make contributions to Gansu Keyin in proportion to their respective beneficial interests. Pursuant to an option agreement dated December 22, 1999, with effective date of June 10, 1998, the date a letter agreement was entered into, Minco granted Teck an option to earn 70% of Minco's 80% interest, for a 56% net interest in Gansu Keyin, by assuming all of Minco's funding requirements until commercial production has been attained. Since inception, total expenditures on the White Silver Mountain project are C$3.7 million, of which C$2.3 million was funded by Teck Cominco.

Location and Description

The 180 square kilometer White Silver Mountain project includes exploration ground in or around a number of past and presently producing properties in the Baiyin Ore Field located close to the city of Baiyin, Gansu Province, China. Baiyin is located 1,000 kilometers west of Beijing. The area is fully serviced by road and rail and has the entire required infrastructure to support an active mining operation. The White Silver Mountain project is located near the Xiaotieshan deposit which is currently being mined and operated by BNMC. Gansu Keyin, the joint venture in which Minco has the right to earn an 80% interest, has concluded an agreement to explore the extensions of the mineralized zones being mined at Xiaotieshan as well as any new discoveries in the region. Drilling and underground exploration undertaken by Gansu Keyin has focused on the area immediately below the Xiaotieshan underground mine testing the downward extensions of the ore lenses being mined by BNMC. The agreement includes the areas immediately surrounding past and present mine workings but excludes the workings themselves and the BNMC milling and/or smelting operations. Recent surface exploration and geological mapping has uncovered other prospective areas outside of the project boundary. In response to these finds, Gansu Keyin has applied for an additional 70 square kilometers of mineral rights, which was granted in March 2000.

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

2001 Exploration

Teck Cominco Limited ("Teck Cominco"), as operator of the project, completed wide-ranging district scale exploration of this massive sulphide. Drilling of the resulting high priority targets intersected the ore horizons, alteration zones or weak sulphide mineralization. Nine holes were drilled in 2001 as the first stage of evaluating the high priority targets. A number of holes intersected graphitic horizons that occur stratigraphically above the "ore" horizon and explain the anomaly while others intersected strong alteration and weak sulphide mineralization at the "ore" horizon. None intersected economic grades however.

Teck Cominco's conclusion suggested that the best potential lies still on the down dip potential and immediate strike extent of the producing Xiaotieshan Mine. A series of drill holes to test the down dip extensions of three massive sulphide areas including the East Ore Shoot and the western limits of the West Ore Shoot were outlined. All of the exploration data is being compiled and re-evaluated by the Company in preparation for the next stage of drilling and further drilling will be carried out on completion of financing.

Significant Underground Drilling Results on extensions of the Xiaotieshan Mine.

Drill Hole	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)	Cored Length (m)
XT6-01	2.02	15.93	29.78	6.00	390.95	1.35
XT6-02	1.05	8.39	10.79	2.83	288.50	0.85
XT6-03	1.53	9.33	16.35	3.30	222.60	10.10
XT6-05	1.29	3.94	7.65	1.62	78.74	29.90
including	2.77	15.52	25.19	2.74	206.73	4.90
	3.22	4.74	10.14	2.92	161.60	4.45
	1.05	2.54	7.73	2.87	73.18	6.60
XT6-08	1.89	4.38	18.73	2.64	223.66	1.85
XT6-09	1.62	5.09	19.22	3.94	208.66	1.35
XT6-11	2.83	10.04	24.32	8.19	236.47	2.70
XT6-14	1.68	4.56	18.89	34.14	281.99	0.20
12-23 *	1.80	3.7	6.4	na	na	24.0
13-B2 *	2.1	5.4	9.7	4.8	120.0	17.7
14-B1 *	0.8	2.5	4.7	2.4	71.2	4.4
	1.7	9.8	13.74	4.2	148.9	9.5
06-16A	0.46	8.70	11.0	1.70	240.75	27.00
06-16B	0.65	5.14	8.25	na	na	10.90
07-14	1.24	9.54	12.17	na	na	18.66
07-15	1.99	11.32	16.36	na	na	20.00
07-16	1.19	2.76	5.04	1.30	64.10	16.00
07-18B	1.48	7.79	12.32	21.03	210.85	54.58
07-20	0.97	6.03	9.52	na	na	11.39
08A-15	0.30	1.16	2.43	na	na	19.29
08A-16	2.05	6.20	na	na	na	11.39
08A-17	0.93	3.54	8.63	na	na	19.29
XT6-12	1.02	5.65	8.49	2.41	181.27	1.40

na = not analyzed

* = BNMC Drill Holes

Plans for 2002

Minco plans to fund further development on this project. Prior to its withdrawal, Teck Cominco had recommended that the 2002 exploration should focus on an underground drilling program to follow up the down-dip extension of the known ore bodies intersected by previous underground drilling programs beneath the Xiaotieshan mine. Minco's near term objective is to define a 5 million tonne reserve, expanding to 10 million tonne reserve in the coming year, which can be placed into production in a cost effective and timely manner by using Baiyin Non-Ferrous Metals Corporation's extensive milling and smelting facilities on the property.

As the primary focus of the Company's 2002 exploration will be the Gobi Gold Project, the Company may defer a drilling program until completion of additional funding.

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

Environmental Considerations

The exploration activities proposed for the Gobi Gold project, including potential drill testing of newanomalies, will result in little surface disturbance, and standard reclamation procedures will be used for areas such as trenches or drill pads. Minco does not believe that there will be any potential environmental liability arising from these activities.

2001 Exploration

The 2001 program consisted initially of detailed structural mapping, IP and/or TEM surveys and trenching in selected areas. Compilation of this data outlined 17 exploration targets in the surveyed area, part of which is sand-covered.

These programs resulted in a substantial gold/copper discovery which was the subject of the Company's October 23, 2001 news release. Gold values averaging 14.79 grams/tonne gold, 1.0 grams/tonne silver and 1.25% copper were encountered over a sample length of 9 metres in a 20 meter deep pit excavated at the site of last years discovery.  Detailed sample results are shown on the adjoining table. Significantly, the footwall of the gold bearing section consists of massive sulphides grading 20% copper. Coincident IP data indicates a large lateral extent to this style of mineralization making the zone a focus of on-going exploration.

Significant Drilling Results on Exploration Work 2000 to 2001

Sample No	Sample Length	Au g/t	Ag g/t	Cu%
X01	0.5 m	9.40	1.52	0.064
X02	0.5m	12.0	1.65	0.105
X03	0.6m	20.4	2.18	0.121
X04	0.8m	26.0	1.72	0.079
X05	1.0m	12.0	0.44	0.199
X06	0.6m	2.48	0.26	0.249
X07	1.0m	5.92	0.15	0.177
X08	0.6m	1.88	0.15	0.225
X09	0.8m	34.3	2.40	0.092
X10	1.0m	22.6	0.94	0.043
X11	1.0m	11.6	0.42	0.108
X12	0.5m	11.5	30.0	20.1

Average	8.9m (total)	14.79 g/t	0.998 g/t	1.25%

A trenching program was conducted over the southwestern extension of the 2000 gold discovery. All trenches encountered similar mineralization grading 5.6 grams per tonne gold over 13 metres, 8.7 grams per tonne gold over 14 meters, 3.5 grams per tonne gold over 12 meters, and 4.9 grams per tonne gold over 12 meters. The trenches were conducted on the strike extension of the original 20-meter deep discovery pit which returned 14.8 grams per tonne gold and 1.25% copper over 9 meters true width.

The Zhulazhaga License was one of eight acquired and the most extensively explored because of the initial success. The remaining seven licenses were examined in 2000 in a regional reconnaissance fashion.  Three license areas returned positive results in terms of favourable geology, alteration and geochemically anomalous gold values.  The areas are: No. 3 (Zhonggashun License), No. 6 (Bayanxibie License) and No. 8 (Shaolataohai License) and two newly acquired license areas west of No. 5.

Plans for 2002

The Gobi Gold project is now an advanced-stage exploration project. The results achieved from the 2001 exploration program have outlined three strong anomalous zones. A phase one drilling program consisting of approximately 10 holes has been scheduled for second quarter 2002, to focus initially on testing of the gold zone discovery at depth and laterally to the southwest, at a budgeted cost of approximately $300,000. A second phase drilling program will follow later in the year if the results from the first phase warrant so.

In addition, the Company plans to continue detailed exploration on the three additional licenses mentioned above, which had exceptional early stage exploration success in the same geological environment.

Changba-Lijiagou Property

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

Background

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

Expenditures on Properties for 2001, 2000, 1999

The following table sets forth Minco's expenditures on it properties for the years ended December 31, 2001, 2000 and 1999.

December 31,

	2001	2000	1999

Emperor's Delight			$ 25,051
Inner Mongolia (Gobi Gold)	$258,288	$358,645	49,922
White Silver Mountain	72,562	87,449	684,898

Total	$330,850	$446,094	$ 759,871

Item 5. Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the three years ended December 31, 2001, 2000, and 1999, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto. During the year 2001, the Company changed its accounting policy to expense exploration costs when incurred until such time that reserves are proven on a property. This policy change is not an indication that the Company has abandoned the property or that the property has no value.

A. Operating results

General

The Company is in the exploration stage and had no operating revenue during 2001, 2000 and 1999. Since the signing of its first co-operative agreement in China in 1995, Minco has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of base metals and precious metals properties in China. The Company formed a strategic alliance with Teck Cominco Limited ("Teck Cominco") for mineral exploration and development in China. To date, the Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated about 300 Chinese mineral properties. The Company has rights to earn interests in three Sino-foreign co-operative joint ventures that have been established within the Chinese mining industry.

Results of Operations

Year ended December 31, 2001, compared to year ended December 31, 2000

During 2001, the Company's activities focused on exploration of the Gobi Gold project in Inner Mongolia and the White Silver Mountain polymetallic project in Gansu Province,China.

During 2001 gross exploration costs totaled $330,850, of which $258,288 spent on Gobi Gold project and $72,562 spent on White Silver Mountain. During the fourth quarter, the Company received an expense recovery of $162,015 rom Teck Cominco Limited for equipment rental associated with the White Silver Mountain underground drilling completed to June 2001.

Legal costs totaled $92,503 compared to $48,255 in 2000. The increase is associated with the Company's Form 20-F registration with the United States Securities & Exchange Commission. Travel costs increased to $35,038 from $28,892 for the year 2000 due to more frequent visits to the Company's properties. Total administrative expenses were $623,600 for 2001 compared to $740,884 in 2000. During fiscal year 2001, the Company continued its ongoing effort to reduce expenses and this 17% decrease mainly reflects lower office overhead and investor relations costs, which are partially offset by increases in legal and travel costs.

During 2001, management fees, administrative salaries and salaries paid to its directors totaled $77,757 compared to $86,263 in 2000. In addition, the Company incurred exploration expenses of $72,648 to its directors or corporations controlled by them, compared to paid expenses of $59,577 for the same period of year 2000.

Net loss from operations for 2001 was $715,412 or $0.04 per share compared to $1,070,773 or $0.07 per share in 2000.

United States GAAP Reconciliation

For the year ended December 31, 2001, the Company had a loss of $915,264 or $0.07 per share calculated under U.S. GAAP compared to a net loss of $715,412 or $0.04 per share calculated under Canadian GAAP. The difference in calculation of loss is attributed to the release of escrow shares which is recorded as compensation of $199,852 under U.S. GAAP.

Year ended December 31, 2000, compared to year ended December 31, 1999

Total administrative expenses were $740,884 for fiscal year 2000 compared to $954,713 for fiscal year 1999. During fiscal year 2000, expenses decreased in almost all administrative categories including advertising by $17,557, consulting fees by $19,984, promotion and government relations by $55,834, and rent by $30,502. These decreases were offset, in part, by the increase in legal fees by $23,005 related to the Company's Annual Report and registering its common shares with the SEC.

During 2000, mineral property expenditures were $446,094 of which $87,449 was spent on White Silver Mountain and $358,645 was spent on the Gobi Gold project, compared to 1999 mineral property expenditures of $759,871.

Net loss from operations for 2000 was $1,070,773 or $0.07 per share compared to $1,686,891 or $0.10 per share in 1999.

United States GAAP Reconciliation

For the year ended December 31, 2000, the Company had a loss of $1,070,773 or $0.08 per share calculated under U.S. GAAP compared to a net loss of $1,070,773 or $0.07 per share calculated under Canadian GAAP.

Exchange Rates

The Company maintains its accounting records in functional currency Canadian dollar. The Company translates foreign currency transactions into functional currency in the following manner: At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars at the exchange rate in effect on that date. At each period end, all monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in the Consolidated Statements of Operation and Deficit.

The Company pays for its expenses related to its Chinese joint ventures in Canadian dollars which are then converted into Chinese dollars or Renminbi. Based on prior years' experience, Minco does not believe that foreign currency fluctuations have had a material impact on its financial condition. However, no assurance can be given that material foreign currency fluctuations will not occur in the future. The Company does not engage in foreign currency hedging transaction.

Inflation

Based on prior history for at least the two fiscal years, the Company does not believe that inflation will have a material adverse effect on its financial condition. However, no assurance can be given that Minco will not experience a substantial increase in inflation.

B. Liquidity and Capital Resources

Currently, none of the Company's projects are producing revenues. To provide working capital for its operations and project development, the Company plans to raise additional funds within twelve months. Traditionally, the Company has raised capital through the issuance of common shares. It is contemplated that it will continue to raise capital primarily through investors consisting of resource investment groups, senior mining companies, and public financing through the facilities of the Toronto Stock Exchange. No assurance, however, can be given that the Company's future capital requirements can be obtained. The Company's access to capital is always dependent upon future financial market conditions, especially those pertaining to venture capital situations such as mining exploration companies.

At December 31, 2001, the Company had working capital of $489,123. No options or warrants were exercised during 2001. During the period of 1999 to 2000, capital additions totaled $111,100 through the exercise of warrants.

The Company anticipates that it will pay for its administrative and exploration costs for 2002 from its current working capital and from the completion of the private placement announced on March 21, 2002. The Company plans to raise additional funds later in the year to assist with the further development of its exploration projects and anticipated working capital expenditures during for the next two to three years.

The particulars of all capital raising transactions since 1998 are detailed as below. Proceeds of these financings have been used for exploration and for development expenditures (only when and if warranted) in connection with Minco's mineral projects located in China, for working capital and for acquisition of additional projects.

1. On July 10, 1998, Minco completed a private placement of 375,000 common shares to Teck Corporation at a price of $2.00 per share. Proceeds of this placement were expended entirely on the White Silver Mountain Project. The placement also included warrants to purchase 125,000 common shares at a price of $2.00 per share for one year and a further 125,000 common shares at a price of $3.45 per share for two years.

2. Financing in 1999 included the exercise by Teck of 125,000 warrants to purchase shares at $1.60 as part of its exercise of its option to become a joint venture partner and operator of the White Silver Mountain project. Teck had the right but not the obligation to acquire an additional 125,000 shares at $3.45 until July 9, 2000, and did not acquire the additional common shares. Additionally, the Company undertook private placements of 250,000 common shares at $0.85 per share and 150,000 common shares at $1.00 per share.

3. During fiscal year 2000, Arbora Portfolio Management exercised warrants to acquire 110,000 common shares at $1.01 per share representing gross proceeds of $111,100.

Subsequent Event

On March 21, 2002, the Company announced a private placement financing of C$550,000.00, which is subject to regulatory approvals. The private placement is expected to close by the end of May 2002 and will consist of 2,200,000 shares, at a price of C$0.25 per share. If concluded, the proceeds of the transaction will be used for general working capital purposes. The shares to be issued will be subject to a hold period of one year from the date of closing of the private placement.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth all current directors and executive officers of Minco as of May 13, 2001, with each position and office held by them in Minco, their terms of office and the period of service as such. Each director's term of office expires at the next annual general meeting of shareholders to be held June 2002.

Name and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control Or Direction is Exercised	Principal Occupation and if Not at Present an Elected Director, Occupation During the Past Five (5) Years
Ken Cai, Ph.D. President, Chief Executive Officer and Director	February 1996	6,622,000 (1)	Geologist
William Meyer Chairman and Director	July 13, 1999	514,000 (2)	Professional Engineer
Robert M. Callander Director	August 1996	200,000 (3)	Vice President, Caldwell Securities Ltd.
Hans Wick Director	March 1997	200,000 (4)	Financial Advisor

(1) Includes 5,917,500 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest. Also includes 704,500 common shares subject to stock options. Excludes 100,000 common shares which have been subscribed for by Dr. Ken Cai but which have not yet been issued as at the date hereof.

(2) Includes 14,000 common shares held by Mr. Meyer and 500,000 common shares subject to stock options. Excludes 100,000 common shares which have been subscribed for by Mr. Meyer but which have not yet been issued as at the date hereof.

(3) Represents common shares subject to stock options.

(4) Represents common shares subject to stock options.

Positions currently held by the Company's directors and officers other than with Minco Mining & Metals Corportion.

Name	Positions Held

Ken Cai	Director, Chineseworldnet.com
Director, Dragon Pharmaceutical Inc.
Director & Chief Executive Officer, Tranzcom Security Networks Inc.
Director, Aquasol Environtech Ltd.
President & Director, Kaisun Investment & Development
President & Director, Pacific Canada Resources Inc.

William Meyer	Director, Silver Standard Resources Inc.
Director, Gerle Gold Ltd.
Director, Cantech Ventures Inc.
Director, Trans American Industries Inc.

Robert Callander	Director, Urbana Corporation
Director, Pacific Canada Resources Inc.
Director, Environwaste Technologies Inc.
Director, Member Savings Credit Union
Director, Intraconnect Inc.

Hans Wick Principal,	Arbora AG

The business background and principal occupations of Minco's officers and directors for the preceding five years are as follows:

Ken Z. Cai - Dr. Cai has served as president, chief executive officer and a director of the Company since February 29, 1996. Dr. Cai devotes approximately 30% of his time to Minco's business. Dr. Cai is also Chief Executive Officer and a director of Tranzcom Security Networks Inc., a Vancouver, British Columbia based company listed on the TSX (formerly CDNX). Dr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario, Canada. Dr. Cai, a Chinese national now living in Canada, has 15 years of experience in mineral exploration, project evaluation, corporate financing and company management. Dr. Cai has been responsible for negotiating the property agreements in China through his contacts in the Chinese mining communities. This has allowed Minco to access data on a large number of projects throughout China. Dr. Cai has served as a director of several publicly-traded and private Canadian and Chinese companies. In addition, Dr. Cai is a director of Dragon Pharmaceutical, Inc., a company whose shares of common stock are registered under the Securities Exchange Act of 1934.

William Meyer - Mr. Meyer as served as a director of the Company since July 16, 1999 and appointed Chairman on November 1, 1999. Mr. Meyer devotes approximately 80% of his time to Minco's business. Mr. Meyer graduated from the University of British Columbia in 1962 with a B.Sc. in Geology. After graduation, he was employed as an exploration geologist with Phelps Dodge Corporation of Canada and, later, as senior geologist with Gibralter Mines Ltd. In 1967, he joined the consulting firm of Western Geological Services as a partner and in 1975 formed his own consulting firm, W. Meyer and Associates. Mr. Meyer joined Teck Exploration Ltd., the wholly owned exploration subsidiary of Teck Corporation, in 1979 as Exploration Manager for Western Canada and the United States. In 1991, he was appointed President of Teck Exploration Ltd., responsible for the direction of exploration activities for Teck Corporation and its associated companies worldwide. From November 1993 to April 1998, Mr. Meyer held the position of Vice-President, Exploration with Teck Corporation (now Teck Cominco Ltd.). Mr. Meyer is a member of the Association of professional Engineers of British Columbia, the Canadian Institute of Mining & Metallurgy, the Society of Exploration Geophysisists, the Prospectors & Developers Association of Canada and the British Columbia & Yukon Chamber of Mines.

Robert Callander - Mr. Callander has been a director since August 1996. He holds an MBA from York University, Toronto, Ontario, Canada, as well as a CFA from the Institute for Investment Management, Charlotte, Virginia. Mr. Callander has worked for Caldwell Securities Ltd. since 1992 and currently serves as a Vice-President with that firm. Prior to his engagement with Caldwell Securities Ltd., Mr. Callander served as a corporate finance analyst with Nesbitt Burns. He has worked in the investment industry for 25 years.

Hans J. Wick - Mr. Wick has been a director since March 1997. He is a resident of Zurich, Switzerland. For the past six years, Mr. Wick has been an independent portfolio manager.

B. Compensation

The aggregate direct or indirect remuneration paid to the directors and officers of the Company, as a group during the fiscal year ended December 31, 2001, 2000 and 1999 for service to the Company in all capacities, was $110,300. Certain information about payments to Minco's executive officers is set out in the following table:

Executive Compensation

Summary Compensation Table

All Other

Name and Shares Under Compensation

Principal Position Year Salary Bonus Other Option (S)

Ken Cai	2001	Nil	Nil	$110,900 (1)	704,500	Nil
President, Chief	2000	Nil	Nil	$110,300 (1)	371,000	Nil
Executive Officer and Director	1999	Nil	Nil	$121,276 (1)	371,000	Nil

(1) Consulting fees paid and amounts paid as a travel allowance.

C. Board Practices

The current directors of the board were elected to their position at the annual meeting of shareholders held on June 28, 2001. Each director will continue to serve as such until the next meeting of the shareholders to be held on June 25, 2002. The officers of the Company are elected by the board and serve at the board's pleasure. Directors are elected annually at the Annual General Meeting of shareholders, whereas officers' appointments are approved by the Board of Directors and terminate upon resignation or termination by the Board.

The Company has no contract with any of its officers or directors that provide for payments upon termination.

The Company has an Audit Committee consisting of Messrs. William Meyer, Robert Callander and Hans Wick. The roles and responsibilities of the Audit Committee have been specifically defined and include responsibility for overseeing management reporting on internal control. The Audit Committee has direct communication with the external auditors.

D. Employees

Excluding directors and senior executive officers, the Company has five full-time employees and four part-time employees or consultants located in Vancouver, British Columbia, Canada, with three employees located in China.

E. Share Ownership

During the fiscal year ended December 31, 2001, no amounts were set aside or accrued by Minco or its subsidiaries during such year to provide pension, retirement or similar benefits for directors and officers of Minco, pursuant to any existing plan provided or contributed to by Minco or its subsidiaries.

During 2001, a total of 1,686,400 options were granted to directors, officers and employees of the Company and 50,000 options expired. As of December 31, 2001 stock options totaled 2,637,000. There were no options granted during the year ended December 31, 2000 and stock options totaled 1,000,600 for year ended December 31, 2000.

In February 2002 an additional 180,000 stock options were granted to new and existing employees. As at May 15, 2002, a total of 2,802,000 stock options are outstanding.

The following table sets forth, as of May 13, 2002, stock options held by the Company's directors, officers and employees. All outstanding stock options are to purchase common shares of the Company; there are no options to purchase shares of any other class of security. Common shares owned by directors has been outlined in Item 6, A "Directors and Senior Management".

Stock Options Outstanding

                                                                                                                        Exercise

Name	Options	Price	From	To

Ken Cai	321,500	$0.55 (1)	March 5, 1996	March 5, 2006
	49,500	$0.55 (1)	June 20, 1997	June 20, 2007
	371,000	$0.20	November 28, 2001	November 27, 2006

Wayne Spilsbury	185,000	$0.55 (1)	March 5, 1996	March 5, 2006

Robert Callander	97,300	$0.55 (1)	October 8, 1996	October 8, 2006
	102,700	$0.20	November 28, 2001	November 27, 2006

Hans Wick	97,300	$0.55 (1)	March 6, 1997	March 6, 2007
	102,700	$0.20	November 28, 2001	November 27, 2006

William Meyer	150,000	$0.55 (1)	July 16, 1999	July 16, 2006
	100,000	$0.55 (1)	December 2, 1999	December 2, 2006
	250,000	$0.20	November 28, 2001	November 27, 2006

Ruijin Jiang	100,000	$0.55	January 2, 2001	January 2, 2006
	100,000	$0.20	November 28, 2001	November 27, 2006

Anna Liu	75,000	$0.55	January 2, 2001	January 2, 2006
	100,000	$0.20	November 28, 2001	November 27, 2006

Guirong Xie	60,000	$0.55	January 2, 2001	January 2, 2006
	60,000	$0.20	November 28, 2001	November 27, 2006

Wilma Gao	20,000	$0.55	January 2, 2001	January 2, 2006
	30,000	$0.25	February 6, 2002	February 5, 2005

Karyn Bachert	100,000	$0.20	November 28, 2001	November 27, 2006

Joe Tai	180,000	$0.20	November 28, 2001	November 27, 2006

Stephen Kubota	100,000	$0.25	February 6, 2002	February 5, 2005

Matthew Kavanagh	30,000	$0.25	February 6, 2002	February 5, 2005

Maggie Wang	20,000	40.25	February 6, 2002	February 5, 2005

Total Option Outstanding    2,802,000

(1) The Company received shareholder approval to repriced these stock option to $0.55 from $1.41 at the annual general meeting held on June 28, 2001.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

As of May 13, 2002, Minco believes that approximately 583,320 of the issued and outstanding common shares were held by 19 registered shareholders with addresses in the United States.

To the best of the Company's knowledge, and except as disclosed herein, Minco is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director and a former director of Minco, as at May 13, 2002, owned approximately 36% of the issued and outstanding shares of the Company's common shares.

The following table sets forth, as of May 13, 2001, information with respect to (i) any person who is known to the Company to be the owner of more than 10% of any class of Minco's outstanding voting securities and (ii) the total amount of any class of the Company's voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class

Common Shares	Teck Cominco Limited (1)	1,875,000 (2)	11.45%

Common Shares	Pacific Canada Resources Inc.	5,917,500 (3)	36.13%

Common Shares	Dr. Ken Cai	6,622,000 (4)	40.43%

Common Shares	All officers and	7,536,000 (5)	46.01%
	directors as a group
	(four persons)

(1) Teck Cominco Limited has a right of first refusal to purchase common shares of Minco in any future offerings so as to maintain its percentage of share ownership in the Company.

(2) Includes 1,250,000 shares owned by Teck Corporation and 625,000 common shares owned by Cominco Ltd. which are controlled by Teck Cominco Limited.

(3) Includes 2,991,322 common shares held in escrow. Dr. Ken Cai beneficially owns more than 10% of Pacific Canada Resources, Inc. See also note (4) below.

(4) Dr. Ken Cai, a director and officer of Minco, beneficially owns more than 10% of Pacific Canada Resources Inc., a private company. Also includes options to purchase 704,500 common shares.

(5) Includes Dr. Ken Cai's beneficial interest in shares owned by Pacific Canada Resources, Inc.

Performance Shares or Escrow Securities

As at May 13, 2002, there were a total of 2,991,322 common shares of Minco held at Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, subject to escrow share restrictions under an Escrow Agreement dated February 19, 1996 (the "1996 Escrow Agreement"). As of March 31, 2001, the escrow shares represent approximately 18.26% of the total issued and outstanding shares of the Company.

Table Of Escrow Shares

Pacific Canada	Peter P.	Hans	Fotios	Petros S. E.	Colin
Resources Inc.	Tsaparas	Wick	Kandianis	Tsaparas	McAleenan	Total

Balance,
December 31, 1996	4,880,000	262,500	90,000	60,000	60,000	90,000	5,442,500
Released at $1.20 per share,
June 1998	949,561	131,250	45,000	30,000	30,000	45,000	1,230,811
Released at $1.50 per share,
August 1999	508,736	65,625	22,500	15,000	15,000	22,500	649,361
Released at $0.97 per share,
March 2001	430,381	65,625	22,500	15,000	15,000	22,500	571,006

Balance,
April 26, 2002	2,991,322	-0-	-0-	-0-	-0-	-0-	2,991,322

The escrow shares may be released upon the following conditions:

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

3. One escrow share for every $1.81 expended by the Company, PCR, Teck Cominco, Temco or any other third party expending monies on exploration and development of the PCR Properties or of any New Projects, exclusive of general and administrative expenses, determined in accordance with the provisions applicable to natural resources issuers under Local Policy Statement #3-07of the British Columbia Securities Commission; and

4. One escrow share for every $0.97 in cumulative cash flow from the operations of the Company on the PCR Properties and any New Projects and as determined in accordance with generally accepted accounting principles, provided that each PCR Property and each New Project will be considered separately without taking into account any negative cash flow that may exist in any other PCR Property or New Project.

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

B. Related party transaction

As a result of the PCR acquisition, the Company entered into a consulting agreement dated June 25, 1996, with Kaisun Group Canada, Inc., now called Kaisun Investment & Development Corporation, ("Kaisun Investment"), a private company controlled by Dr. Ken Cai, the Company's current President and Chief Executive Officer, under the terms of which such company receives $8,333 per month in exchange for Dr. Cai serving as President and Chief Executive officer and providing consulting, management and supervision services in connection with the development of overall corporate strategy. In addition, Kaisun Investment receives expenses of $100 a day while Mr. Cai is in China. The consulting agreement has a three-year term and was renewed for an additional three years effective June 25, 1999.

During the years ended December 31, 2001, 2000 and 1999, the Company paid Kaisun Investment, a total of $110,900, $110,300 and $111,500 respectively, for management services, property investigation, geological consulting. Kaisun Investment is a company controlled by Dr. Ken Cai a director and officer of the Company. The amounts paid to Kaisun Investment include a management fee of $8,333 per month discussed in the preceding paragraph.

None of the directors or senior officers of the Company and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time during the year ended December 31, 2001. However, the Company has entered into a Loan Agreement with its president, Mr. Ken Cai, dated as of October 8, 1997 (the "Loan Agreement"). Pursuant to the Loan Agreement, the Company has agreed to advance to Mr. Cai up to $225,000 as a loan in order to assist Mr. Cai in moving from Toronto to Vancouver and purchasing a residence in either Vancouver or Beijing. The loan will be fully secured and repaid by Mr. Cai upon the occurrence of certain stated events as described in the Loan Agreement. The Loan Agreement remains in full force and effect; however, Mr. Cai has not yet exercised his right under the terms of the Loan Agreement.

Minco believes that the consulting agreement with Kaisun Investment and Loan Agreement with Mr. Cai are on terms as favorable as could be obtained from an unaffiliated third party. Other than the previously disclosed agreements with Teck Cominco Limited, Minco has not entered into any other transactions with Teck Cominco.

Item 8. Financial Statements

A. Consolidated Statements and Other Financial Information

The following financial statements of Minco are attached to this Annual Report:

1. Auditors' Report.

2. Consolidated Balance Sheets at December 31, 2001 and 2000.

3. Consolidated Statements of Operations and Deficit for the years ended December 31, 2001, 2000 and 1999.

4. Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999.

5. Notes to Consolidated Financial Statements

Dividend policy

The Company has never paid dividends and does not intend to pay any dividends in the near future.

Item 9. The Offering and Listing

Since February 24, 1998, the Company's common shares have been listed on the Toronto Stock Exchange. Previously, Minco's common shares were dual listed on the TSX now known as the TSX Venture Exchange (formerly the Vancouver Stock Exchange) and Toronto Stock Exchange. On January 29, 1999, the Company voluntary delisted its common shares from the CDNX. The Board of Directors of the Company deemed a continued listing on both exchanges as an unnecessary requirement both from a financial and management perspective.

The Company's common shares are not currently trading on any United States stock exchange or in the over-the- counter market, and accordingly, there is currently no public market for the common shares of the Company in the United States. The Company intends to have its common shares quoted on the NASD - OTC Bulletin Board ("OTCBB"). However, no assurance can be given that the Company's common shares will qualify to be quoted on the OTCBB, nor that a market will develop if the Company's common shares are quoted on the OTCBB.

The following tables set forth the reported high and low prices for the Company's common shares as traded on the Toronto Stock Exchange: (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2002; and (c) each month for the past six months.

High and low price for the five most recent fiscal years.

Years Ended	High	Low

December 31, 2001	$0.49	$0.20
December 31, 2000	$1.88	$0.30
December 31, 1999	$2.50	$0.95
December 31, 1998	$2.00	$2.40
December 31, 1997	$3.15	$1.00

High and low prices for each quarterly period for the past two fiscal years ended December 31, 2001 and 2000.

Year and Quarter	High	Low

2002
Second quarter up to May 13, 2000	$0.50	$0.27
First quarter ended March 31, 2002	$0.49	$0.20

Year and Quarter	High	Low

2001
First quarter ended March 31	$0.65	$0.31
Second quarter ended June 30	$0.45	$0.20
Third quarter ended September 30	$0.36	$0.11
Fourth quarter ended December 31	$0.30	$0.13

2000
March 31, 2000	$1.88	$1.35
June 30, 2000	$1.35	$0.70
September 30, 2000	$0.80	$0.40
December 31, 2000	$0.70	$0.30

The following table set forth the high and low prices of the Company's common shares for the past six months.

Month	High	Low

May 2002	$0.50	$0.40
(to May 13, 2002)
April 2002	$0.48	$0.27
March 2002	$0.36	$0.32
February 2002	$0.30	$0.22
January 2002	$0.30	$0.22
December 2001	$0.30	$0.20

Item 10. Additional Information

A. Share capital

Minco has 100,000,000 common shares authorized, without par value, of which 16,380,123 shares were issued and outstanding as of May 15, 2002.

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

Of the Company's common shares outstanding, 2,991,322 are held in escrow, subject to release or cancellation upon certain conditions. See Item 7 - "Major Shareholders and Related Party Transactions", section "Performance Shares or Escrow Securities."

The transfer agent and registrar for the common shares is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9.

The following table sets forth a history of the share capital for the Company for the last three years, and through May 15, 2002.

Balance    Issuance    Common Shares

Balance, December    31, 1997    15,370,123

    Private placement of common shares to Teck Corporation    375,000

Balance, December 31, 1998         15,745,123

    Private placement of common shares    250,000

    Private placement of common shares    150,000

    Exercise of warrants    125,000

Balance, December 31, 1999        16,270,123

    Exercise of warrants    110,000

Balance, December 31, 2000        16,380,123

Balance, December 31, 2001        16,380,123

B. Memorandum and articles of association

On July 8, 1996, Minco adopted revised Articles of Minco Mining & Metals Corporation under the Province of British Columbia Company Act.

Common Shares

All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of the shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors.

Powers and Duties of Directors

The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or the Article, required to be exercised by the Company in a general meeting.

The directors will serve as such until the next annual meeting. In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall note be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on behalf of the Company: (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.

The majority of the directors of the Company must be persons ordinarily resident in Canada and one director of the Company must be ordinarily resident in British Columbia, Canada. There is no age limitation, or minimum share ownership, for the Company directors.

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the "Investment Act") discussed below under Item 10 - "Additional Information", section D - "Exchange Controls."

In accordance with British Columbia law, directors shall be elected by an "ordinary resolution" which means (a) a resolution passed by the shareholders of the Company at the annual general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than 3/4 of the votes entitled to be cast on it.

Under British Columbia law certain items such as an amendment to the Company's articles or entering into a merger, requires approval by a special resolution which shall mean: (a) a resolution passed by a majority of not less than 3/4 of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company; (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

C. Material Contracts

1. Assignment of Contracts and Share Purchase Agreement between Minco and Pacific Canada Resources Inc. ("PCR") dated February 19, 1996, assigning all of PCR's direct and indirect exploration and development rights to properties located in China to the Company in exchange for 7,280,000 common shares of the Company and the assumption of PCR's liabilities to third parties.

2. Investment and Participation Agreement between PCR, Teck Corporation and Cominco dated February 19, 1996. Under the agreement, PCR granted Teck and Cominco a right to participate in direct and indirect interests in mineral properties acquired by PCR in consideration of an investment in PCR. Investment and Participation Agreement dated February 20, 1996, between Minco, Teck Corporation and Cominco Ltd. granting Teck Corporation and Cominco Ltd. an investment in Minco Mining & Metal and certain rights to properties that may be developed by Minco. The February 19, 1996 and February 20, 1996, are collectively referred to the "Teck-Cominco Agreements."

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

Each property for which Teck or Cominco have exercised an earn-in right shall be governed by its own separate joint venture agreement which will include a provision that if Minco's interest is diluted to 10% or less, such interest will be converted to a 1% net smelter return royalty. The agreements further provide that Cominco (in the case of a base metal property) or Teck (in the case of a precious metal property) shall be the designated operator of the property on behalf of the joint venture, which shall be formed to exploit any such property.

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

After Teck and Cominco have exercised their earn-in rights in an aggregate of two projects procured by Minco, Teck and Cominco shall have further preferential rights of first refusal in respect to further properties identified by Minco for a period of three years after the exercise of their earn-in rights. These preferential rights of purchase will apply only in circumstances where Minco, if Minco has elected to acquire a project identified by PCR, intend to offer an interest to their parties or have received an offer to purchase, earn or acquire an interest in such properties from third parties.Minco is required to notify Teck and Cominco of its intent to sell an interest in such a project to a third party, and provide Teck and Cominco all information which Minco possesses with respect to the project as well as the terms of the proposed sale, and Teck and Cominco may, within thirty days, purchase such interest on the terms which Minco had proposed to accept from a third party.

The rights of Teck and Cominco under the Teck-Cominco Agreements shall only apply to projects secured by Minco on or before March 1, 2004.

3. Escrow Agreement dated February 19, 1996, between Minco, Computershare Trust Company of Canada and Pacific Canada Resources Inc. describing the condition under which certain outstanding Minco common shares may be released. The escrow shares may be released upon the following conditions.

a) One escrow share for each $0.97 in the value of the interests in the mineral properties acquired by the Company from PCR pursuant to the PCR Agreement (the "PCR Properties"), based on a valuation report to be prepared by a qualified independent consultant, less any expenditures required to be made by the Company, pursuant to the PCR Agreement or otherwise, in order to earn its interests in the PCR Properties (provided that all required Chinese governmental approvals in order to perfect the interests to be acquired by the Company hereunder have been obtained for each of the PCR Properties that are the subject of the valuation report);

b) One escrow share for each $0.97 in the value of the interest in any new mineral properties acquired by the Company pursuant to the PCR Agreement or the TCIP Agreements ("New Projects"), such value to be determined on the same basis and subject to the same provisions as described in note 1 above.

c) One escrow share for every $1.81 expended by the Company, PCR, Teck, Cominco, Temco or any other third party expending monies on exploration and development of the PCR Properties or of any New Projects, exclusive of general and administrative expenses, determined in accordance with the provisions applicable to natural resources issuers under Local Policy Statement #3-07 of the British Columbia Securities Commission; and

d) One escrow share for every $0.97 in cumulative cash flow from the operations of the Company on the PCR Properties and any New Projects and as determined in accordance with generally accepted accounting principles, provided that each PCR Property and each New Project will be considered separately without taking into account any negative cash flow that may exist in any other PCR Property or New Project.

4. Consulting Agreement dated June 25, 1996, between Minco and Kaisun Group Canada, Inc. (now called Kaisun Investment & Development Corporation) engaging Kaisun Investment to act as president and chief executive officer and to provide the Company with such other consulting services as the Company and Kaisun Investment agree upon. The term of the consulting agreement was renewed in 1999 and is for a period ending June 25, 2002, for a fee of $500 per day up to a maximum of $100,000 per year ($8,333 per month).

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

The Company finances its Chinese operations by transferring Canadian dollars, which are then converted into Chinese dollars, or RMB. Based on prior history, the Company does not believe that the Canadian dollar and RMB conversion to be a currency risk. No assurance, however, can be given that a currency risk will not occur in the future.

E. Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property (a "U.S. Holder"). This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the "Treaty"). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

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

Because the Company's stock is "marketable" under section 1296(e), a U.S.Investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, on the fair market value of the FIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years. While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

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

Other Consequences

To the extent a shareholder is not subject to the tax regimes outlined above with respect to foreign corporations that are PFICs, the following discussion describes the United States federal income tax consequences arising from the holding and disposition of the Company's common shares.

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

Distribution of Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal income tax by those who itemize deductions. (See more detailed discussions at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for the long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Company's common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of the Company's common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a tax credit, because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income, such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

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

The foregoing discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted could be applied, possibly on a retroactive basis, at any time. A holder or prospective holder of the Company's common shares should consult his or her own tax advisors about federal, state local and foreign tax consequences of purchasing, owning and disposing of the common shares of the Company.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, primarily related to foreign exchange. The Company uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in China where the Company is conducting exploration activities.

The following table sets forth the percentage of the Company's administrative expense by currency for the years ended December 31, 2001, 2000 and 1999.

By Currency	2001	2000	1999

Canadian Dollar	85%	86%	84%
Renminbi yuan ("RMB")	15%	14%	16%
Totals	100%	100%	100%

Such administrative expense by currency may change from time to time. Further, the Company incurred exploration costs of $330,850, $446,094 and $759,871 for the years ended December 31, 2001, 2000 and 1999, respectively, all of which were paid in RMB.

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

Item 18. Financial Statements Not applicable

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC Canada V6J 1G1

Telephone: (604) 734-1112 Facsimile: (604) 714-5916

E-Mail: generaldelivery@ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

MINCO MINING & METALS CORPORATION

We have audited the consolidated balance sheets of Minco Mining & Metals Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

s/ Ellis Foster

Vancouver, Canada

March 12, 2002 Chartered Accountants

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

Index

Auditors' Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Balance Sheets
December 31, 2001 and 2000 (Expressed in Canadian Dollars)
		2001	2000
ASSETS

Current
Cash and cash equivalents		$214,827	$219,333
Marketable securities		430,759	1,142,829
Sundry receivable		83,261	78,076
Prepaid expenses and deposits		171,289	56,601
		900,136	1,496,839
Mineral interests (Notes 2a & 4)		100	100
Capital assets (Note 5)		98,095	134,664
		$998,331	$1,631,603
LIABILITIES

Current
Accounts payable and accrued liabilities		$401,608	$328,873

SHAREHOLDERS' EQUITY

Share capital (Note 6)		10,286,933	10,286,933
Deficit		(9,690,210)	(8,984,203)
		596,723	1,302,730
		$998,331	$1,631,603
Commitments (Note 9)
Approved by the Directors:	"Ken Z. Cai"	"William Meyer"
	Ken Z. Cai	William Meyer

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Operations and Deficit
Years Ended December 31, 2001, 2000 and 1999
(Expressed in Canadian Dollars)
	2001	2000	1999

Interest and sundry income	$77,023	$116,205	$144,042

Exploration costs	168,835	446,094	759,871

Administrative expenses
Accounting and audit	62,070	69,171	75,231
Advertising	9,587	18,665	36,222
Amortization of capital assets	25,877	35,187	51,788
Capital taxes	-	5,765	11,581
Conference	-	2,377	16,364
Consulting fees	73,510	137,651	157,635
Legal	92,503	48,255	25,250
Listing, filing and transfer agents	15,138	16,460	32,094
Management fees	34,143	48,474	40,758
Office and miscellaneous	41,060	58,909	51,683
Promotion and government relations	91,161	115,599	171,433
Property investigation	-	-	52,229
Rent	79,055	72,723	103,225
Salaries and benefits	48,073	65,837	67,832
Telephone	7,354	14,289	20,868
Travel and transportation	35,038	28,892	35,492
Foreign exchange loss (gain)	(374)	2,630	5,028
	614,195	740,884	954,713

Operating loss	(706,007)	(1,070,773)	(1,570,542)
Write down of marketable securities	-	-	(116,349)

Loss for the year	(706,007)	(1,070,773)	(1,686,891)

Deficit, beginning of year
As previously stated	(6,702,833)	(6,078,154)	(4,572,046)
Adjusted for change in accounting for exploration costs Note 2a)	(2,281,370)	(1,835,276)	(1,654,493)

As restated	(8,984,203)	(7,913,430)	(6,226,539)

Deficit, end of year	$(9,690,210)	$(8,984,203)	$(7,913,430)

Loss per share, basic and diluted	$(0.04)	$(0.07)	$(0.10)
Weighted average number of common
shares outstanding basic and diluted	16,380,123	16,335,178	16,154,986

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999
(Expressed in Canadian Dollars)
	2001	2000	1999

Cash flows from (used in)
operating activities
Loss for the year	$(706,007)	$(1,070,773)	$(1,686,891)
Adjustment for items not involving cash:
- amortization	41,075	56,898	82,511
- write down of marketable securities	-	-	116,349
- gain on sale of marketable securities	(35,168)	(42,325)
Change in non-cash working capital items:
- funds restricted for mineral explorations	-	-	213,598
- sundry receivable	(5,185)	14,807	(75,253)
- prepaid expenses and deposits	(114,688)	7,874	(458)
- accounts payable and accrued liabilities	72,735	44,124	145,195

	(747,238)	(989,395)	(1,204,949)

Cash flows from financing activities
Shares issued for cash	-	111,100	562,500

Cash flows from (used in)
investing activities
Acquisition of capital assets	(4,506)	(1,725)	(8,303)
Proceeds from sales of
marketable securities	4,850,254	2,298,889	531,848
Purchase of marketable securities	(4,103,016)	(1,467,760)	-

	742,732	829,404	523,545

Increase (Decrease) in cash and
cash equivalents	(4,506)	(48,891)	(118,904)

Cash and cash equivalents,
beginning of year	219,333	268,224	387,128

Cash and cash equivalents,
end of year	$214,827	$219,333	$268,224

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)
Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

1. Nature of Operations

The Company was incorporated under the laws of British Columbia, Canada and is in the business of mining exploration.

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company and the recoverability of amounts shown for mineral interests are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the projects, and on future profitable production or proceeds from the disposition thereof.

2. Change in Accounting Policies

a) Exploration costs The Company has changed its accounting policy to write-off exploration costs until such time as reserves are proven. The result is a write-down of the Company's previously capitalized Mineral Interests to a nominal value.

The change in accounting policy has been accounted for retroactively. The effect of the change in policy is to reduce the Mineral interest value at December 31, 2001 by $2,450,305 (December 31, 2000 - $2,281,370), increase the opening deficit at January 1, 2001 by $2,281,370 (January 1, 2000 - $1,835,276) and to increase the loss for the year ended December 31, 2001 by $168,935 (December 31, 2000  $446,094).

b) Earnings per Share Effective from January 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive. Therefore, basic and diluted earnings (loss) per share would be the same.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)
Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

3. Significant Accounting Policies

(a)Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned British Virgin Island subsidiary, Triple Eight Mineral Corporation ("Temco"). All material inter-company balances have been eliminated.

(b)Use of Estimates

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

(c)Capital Assets

Amortization is provided as follows:
Motor vehicles	30% per annum, declining-balance basis
Mining equipment	30% per annum, declining-balance basis
Computer equipment	30% per annum, declining-balance basis
Office equipment and furniture	20% per annum, declining-balance basis

Amortization is provided at half the annual rate in the year of acquisition.

(d)Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at December 31, 2001 and 2000, cash equivalents consist of bank redeemable term investment certificates.

(e)Marketable Securities

Marketable securities are stated at the lower of cost and market value. As at December 31, 2001, marketable securities consist of bonds issued by the Government of Canada. The market value is $433,969 (2000-$1,160,259).

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)
Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

3. Significant Accounting Policies (continued)

(a)Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(b)Foreign Currency Transactions

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

(c)Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are expensed when incurred (see note 2a also)

(d)Income Taxes

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

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)
Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

3. Significant Accounting Policies (continued)

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

The adoption of Section 3465 did not impact amounts reported in the prior period.

4. Mineral Interests

The costs incurred on the Company's mineral properties, which are all located in China, are as follows:
	Costs incurred to December 31, 2000	January 1 to December 31, 2001 Exploration Costs, net of expense recovery	Costs incurred to December 31, 2001
a) currently active properties
White-Silver Mountain	$ 1,395,428	$ (89,453)	$ 1,305,975
Heavenly Mountains	436,519	-	436,519
Inner Mongolia Gobi Gold	449,023	258,288	707,311
	2,280,970	168,835	2,449,805
b) inactive properties
Emperor's Delight	100	-	100
Crystal Valley	100	-	100
Stone Lake	100	-	100
Changba Lijiagou Lead-Zinc Deposit	100	-	100
Chapuzi	100	-	100

	500	0	500

	$ 2,281,470	$ 168,835	2,450,305
Write-down of Mineral interests			(2,450,205)
			$ 100

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

4. Mineral Interests (continued)

(e)The Company acquired its rights to the White Silver Mountain project located in Gansu Province, China, pursuant to a Joint Venture Agreement signed on August 28, 1998. A joint venture company, Gansu Keyin Mining Co. Ltd. ("Keyin"), was formed to hold the above mineral interests. In order to earn an 80% interest in Keyin, the Company must expend 40 million RMB (approximately US$4.8 million) on the properties. Baiyin will contribute the exploration permit held by it and the geological data and research results, including drill core samples and maps, for its 20% interest in Keyin. Following the completion of the above expenditures, each party shall contribute to Keyin in proportion to their respective beneficial interests.

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

The White Silver Mountain agreements with Teck and Cominco are separate from the Earn-in Rights that are detailed in Note 9(c). The White Silver Mountain Agreement does not constitute an exercise of either Teck's or Cominco's first right of refusal, which remain intact.

(f)The Heavenly Mountains properties are located in Xinjiang Province, China. The Company has an exclusive right to negotiate and enter into a joint venture contract with the Xinjiang Bureau of the Ministry of Geology and Mineral Resources and to invest in certain mineral properties located in Xinjiang Uygur Autonomous Region in China. The Company discontinued further work and suspended the project in 1999.

(g)The Inner Mongolia property (Gobi Gold Project) is located in Inner Mongolia Autonomous Region, China. Pursuant to a Cooperative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending US$2.5 million over a four-year period. A joint venture company called Inner Mongolia Damo Mining Co. Ltd. was formed to hold the above noted mineral interests.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

5.Capital Assets
	2001
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 65,191	$ 51,900	$ 13,291
Office equipment and furniture	83,118	60,330	22,788
Motor vehicles	59,309	47,205	12,104
Mining equipment	191,873	141,961	49,912
	$399,491	$301,396	$98,095

	2000
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 62,948	$ 46,684	$ 16,264
Office equipment and furniture	81,436	50,924	30,512
Motor vehicles	59,309	42,018	17,291
Mining equipment	191,292	120,695	70,597
	$394,985	$260,321	$134,664

6. Share Capital

a.Authorized: 100,000,000 common shares without par value

b.Issued:
	Shares	Amount
Balance December 31, 1999	16,270,123	10,175,833
Share purchase warrants exercised at $1.01 per share	110,000	111,100
Balance, December 31, 2001 and 2000	16,380,123	$10,286,933

c.As at December 31, 2001, 2,991,322 (2000  3,562,328) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

6. Share Capital (continued)

d.Stock options outstanding at December 31, 2001 are as follows:
Number of Shares	Exercise Price	Expiry Date

270,000	$0.55	January 2, 2006
506,500	$0.55	March 5, 2006
150,000	$0.55	July 16, 2006
97,300	$0.55	October 8, 2006
100,000	$0.55	December 1, 2006
97,300	$0.55	March 6, 2007
49,500	$0.55	June 20, 2007
1,366,400	$0.20	November 27, 2006
2,637,000

Each option entitles the holder to acquire one share of the Company.

7. Income Taxes

(a) A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:
	2001	2000

Statutory income tax rate	(45%)	(46%)
Tax losses not benefited	45%	46%
Effective tax rate	-	-

(b)As at December 31, 2001, the Company has non-capital losses of approximately $7,208,076, unused cumulative Canadian and foreign exploration and development expenses of $2,789,191, and undepreciated capital costs of approximately $423,990 carried forward for tax purposes and available to reduce taxable income of future years. The non-capital losses expire commencing in 2002 to 2008. The exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.

Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is unlikely.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

8.Related Party Transactions

a.The Company incurred the following expenses to its directors or corporations controlled by its directors:
	2001	2000	1999

Management fees	$ 77,757	$ 86,263	$ 89,392
Exploration costs	72,648	59,577	77,073
	$192,405	$187,840	$166,465

b.Accounts payable of $80,058 (2000 - $63,117) is due to a director or a corporation controlled by a director of the Company.

9. Commitments

(a)The Company has commitments in respect of office leases requiring minimum payments of $989,198, as follows:

2002	$129,918
2003	225,150
2004	197,015
2005	191,680
2006	196,056
2007	49,379
$989,198

The Company has entered into a sub-lease agreement for a portion of its leased premises and anticipates recovering approximately $95,000 per annum.

(b)The Company entered into a Loan Agreement (the "Agreement") with a director of the Company in October, 1997. Pursuant to the terms of the Agreement, the Company agreed to advance a sum up to $225,000 to assist the director in moving from Toronto to Vancouver, Canada, and purchasing a residence in either Vancouver or Beijing, China. The loan will be fully secured and repaid by the director upon the occurrence of certain stated events as described in the Agreement. The director has not yet exercised his rights under the terms of the Agreement.

(c)The Teck-Cominco Agreements

The Company has entered into agreements with Teck Corporation ("Teck") and Cominco Ltd. ("Cominco"), both of Vancouver, B.C., Canada on February 19, 1996 and February 20, 1996, respectively (collectively the "Teck-Cominco Agreements").

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

9. Commitments (continued)

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

10.Financial Instruments

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

11. Comparative Figures

Certain 1999 and 2000 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2001.

12. Subsequent Event

Subsequent to year-end, the Company granted 180,000 stock options to its directors and employees at $0.25 per share expiring on February 6, 2005.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

13.Reconciliation of Canadian and United States Generally Accepted Accounting Principles

a.The Consolidated Statement of Shareholders' Equity, prepared in accordance with the U.S. GAAP as required, is now presented as an additional schedule.

b.Reconciliation of Consolidated Balance Sheet items:
	2001	2000
Mineral interests (Canadian GAAP)	$ 100	$ 100
Capitalized deferred exploration costs written-off	(100)	(100)
Mineral interests (US GAAP)	-	-
Securities available for sale (Canadian GAAP)	430,759	1,142,829
Unrealized gain	3,210	17,430
Securities available for resale (US GAAP)	433,969	1,160,259
Total assets (US GAAP)	1,001,441	1,648,933
Total liabilities (US GAAP)	401,608	328,873

c.Reconciliation of Consolidated Statement of Operations Items:
	2001	2000	1999
Loss for the year (Canadian GAAP)	$ (706,007)	$ (1,070,773)	$(1,686,971)
Write down of marketable securities added back		-	116,349
Release of escrow shares as compensation	(199,852)	-	(974,042)
Loss for the year (US GAAP)	(905,859)	(1,070,773)	(2,544,584)
Loss per share basic and diluted (US GAAP)	(0.07)	(0.08)	(0.21)
Weighted average number of common shares outstanding - basic and diluted (US GAAP)	13,388,801	12,828,232	12,189,874

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

13. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

d.Marketable Securities

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
	Cost	Gross unrealized holding gains (losses)	Market value
December 31, 2001:
Bonds issued by the Government of Canada	$ 430,759	$3,210	$ 433,969
December 31, 2000:
Bonds issued by provincial government in Canada	$1,142,829	$17,430	$1,160,259

(e)Escrow Shares

562,500 escrow shares may be released, upon application, on the basis of 15% of the original number of escrow shares for every $100,000 expended on exploration and development of a resource property provided that no more than 50% of the original number of escrow shares may be released in any twelve-month period. In addition, where administrative expenses exceed 33% of total expenditures during the period of application, then the release factor of 15% will be reduced to 7.5% and the percentage of the original number of escrow shares available for release in any twelve-month period will be reduced to 25%. There were no shares released during 2000 and 140,625 shares released during 2001. As at December 31, 2001 there were no such escrow shares outstanding.

Pursuant to another escrow share agreement, 4,880,000 escrow shares may be released, upon application, on the basis of one escrow share for every $1.81 expended on exploration and development of a resource property, including expenditures on mining equipment, but excluding expenditures on Chapuzi and Savoyardinskii properties. There were no shares released during 2000 and 430,381 shares released during the 2001. As at December 31, 2001 there were 2,991,322 such escrow shares outstanding.

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

13.Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(e)Escrow Shares (continued)

U.S. GAAP requires that the fair value of the shares at the time they are released from escrow should be recognized as a charge to income as a compensation expense. A summary of the escrow shares released is presented as follows:
	Shares	Compensation expense

Balance, December 31, 1997	5,442,500
Released from escrow at $1.20 per share	(1,230,811)	$1,476,973
Balance, December 31, 1998	4,211,689
Released from escrow at $1.50 per share	(649,361)	$974,042
Balance, December 31, 1999 and 2000	3,562,328
Released from escrow at $0.35 per share	(571,006)	$199,852
Balance, December 31, 2001	2,991,322

As escrow shares are contingently cancellable, they are excluded from the calculation of weighted average number of shares for purposes of loss per share under U.S. GAAP. The effect of accounting treatment on escrow shares on the Company's consolidated financial statements under US GAAP are presented in Note 13(c) and the Consolidated Statement of Shareholders' Equity.

(f)Stock Options Compensation

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

There were no stock options granted in 2000 and 1,686,400 granted in 2001. During 2001 the Company repriced all of the outstanding options to a price of

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)
Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

13. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

$0.55 per share. A summary of the options outstanding at December 31, 2001 is as follows (see note 6d) also):
	Number of shares	Weighted average exercise price
Outstanding, December 31, 1997	1,537,000	$1.42
Granted	75,000	1.50
Cancelled	(300,800)	1.48
Outstanding, December 31, 1998	1,311,200	1.41
Granted	670,000	1.45
Cancelled	(75,000)	1.50
Outstanding, December 31, 1999	1,906,200	1.42
Cancelled	(905,600)	1.42
Outstanding, December 31, 2000	1,000,600	1.42
Outstanding options repriced January 2, 2001	1,000,600	0.55
Granted	1,686,400	0.27
Cancelled	(50,000)	0.55
Outstanding, December 31, 2001	2,637,000	0.37

Options Outstanding				Options Exercisable
Range of Exercise Price	Number Outstanding	Weight Average Remaining Contractual Life (Year)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.01 - $1.00	2,637,600	4.67	$0.37	1,827,000	$0.39

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

MINCO MINING & METALS CORPORATION

(A exploration stage enterprise)
Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Expressed in Canadian Dollars)

13. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

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
	2001	2000	1999
Loss for the year:
-as reported	$ (905,859)	$(1,070,773)	$(2,544,584)
- pro-forma	$ (905,859)	$(1,070,773)	$(3,388,184)
Basic and diluted loss per share:
- as reported	$(0.07)	$(0.08)	$(0.21)
- pro-forma	$(0.07)	$(0.08)	$(0.28)

MINCO MINING & METALS
(An exploration stage enterprise)

Consolidated Statements of Shareholders' Equity
Years ended December 31, 2001 and 2000
(Expressed in Canadian Dollars)
						Accumulated
				Compre-		other	Total
			Additional	hensive		compre-	Share-
	Common shares		paid-in	income	Deficit	hensive	holders'
	Shares	Amount	capital	(loss)	accumulated	income (loss)	equity

Balance, December 31, 1999	16,270,123	-	$14,299,814	$-	$(11,921,162)	$(116,349)	$2,262,303
Shares issued on April 11, 2000
for exercise of warrants at $1.01 per share	30,000	-	30,300	-	-	-	30,300
Shares issued for cash on April 23, 2000
for exercise of warrants at $1.01 per share	15,000	-	15,150	-	-	-	15,150
Shares issued for cash on June 27, 2000
for exercise of warrants at $1.01 per share	65,000	-	65,650	-	-	-	65,650
Release of escrow share as compensation	-	-		-	-	-	-
Other comprehensive income
- unrealized gain (loss) on
available-for-sale securities	-	-	-	17,430	-	17,430	17,430
Comprehensive income
- net (loss) for the year	-	-	-	(1,070,773)	(1,070,773)	-	(1,070,773)
Comprehensive income (loss)				$(1,053,343)
Balance, December 31, 2000	16,380,123	-	14,410,914		(12,991,935)	(98,919)	1,320,060
				-	-	-	-
Release of escrow shares as compensation			199,852	-	-	-	199,852
Other comprehensive income
- unrealized gain (loss) on
available-for-sale securities	-	-	-	(14,220)	-	(14,220)	(14,220)
Comprehensive income
- net (loss) for the year	-	-	-	(905,859)	(905,859)	-	(905,859)

Comprehensive income (loss)				$(920,079)

Balance, December 31, 2001	16,380,123	-	$14,610,766		$(13,897,794)	$(113,139)	$599,833

Item 19. Exhibits

Index
Exhibit No.	Description	Page

(1) Incorporated by reference to the Company's Form 20-F/R-A, amendment number 1 filed on October 18, 2000.

(2) Incorporated by reference to the Company's Form 20-F/R-A, amendment number 2 filed on May 4, 2001.

(3) Incorporated by reference to the Company's Form 20-F/R-A, amendment number 3 filed July 6, 2001.

3.(i)	Articles of Incorporation and all amendments (1)
3.(ii)	Bylaws (1)
10.1	Investment and Participation Agreement dated February 20, 1996, among the Registrant, Teck Corporation and Cominco Ltd. (1)
10.2	Consulting Agreement dated June 25, 1996, between the Registrant and Kaisun Group Canada, Inc. (1)
10.3	Stock Escrow Agreement dated December 24, 1992, between Montreal Trust Company of Canada, Consolidated Caprock Resources, Ltd. and certain shareholders of Consolidated Caprock Resources, Ltd. (1)
10.4	Performance Shares Escrow Agreement dated August 17, 1995,between Registrant, Montreal Trust Company of Canada and certain shareholders of Registrant (1)
10.5	Assignment of Contracts and Share Purchase Agreement between Minco Mining & Metals Corporation and Pacific Canada Resources dated February 19, 1996 (3)
10.6	Investment and Participation Agreement among Pacific Canada Resources, Teck Corporation and Cominco Ltd. dated February 19, 1996 (2)
10.7	Teck and Cominco agreement regarding White Silver Mountain dated June 15, 1998 (2)
10.8	Sino-Foreign Joint Venture Agreement forming Gansu Keyin Mining Co. Ltd. (3)
10.9	Sino-Foreign Joint Venture Agreement forming Inner Mongolia Damo Mining Co. Ltd. (Gobi Gold) (3)
10.10	Co-operation Agreement regarding the Development of the Changba Lijiagou Lead Zinc Deposit dated November 17, 1997 (2)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this Annual Report on its behalf.

Minco Mining & Metals Corporation

Dated: May 15, 2002 /s/ Dr. Ken Z. Cai

_________________________________

Dr. Ken Z. Cai

President & CE