Form 20-F
period 2002-12-31
MINCO MINING & METALS CORP
filed 2003-06-24
CIK 1020825

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 20-F

[ ]	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
[ X ]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the year ended December 31, 2002
[ ]	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Exact name of registrant as specified in its charter)

Province of British Columbia (Canada)

(Jurisdiction of incorporation or organization)

Suite 1980, 1055 West Hastings Street

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

Common Shares without par value

               (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 18,580,123

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X    No ____

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17   X    Item 18 ___

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ___ No ___  Not Applicable

Introduction And Use of Certain Terms

Minco Mining & Metals Corporation is a corporation incorporated under the laws of the province of British Columbia, Canada. As used herein, except as the context otherwise requires, the term "we", "us", "our", “Minco" or the “Company" refers to Minco Mining & Metals Corporation and its consolidated subsidiaries. The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted auditing standards and are presented in Canadian dollars. Unless otherwise indicated, reference to dollar amounts in this Annual Report shall refer to Canadian dollars.

Minco Mining & Metals Corporation files reports and other information with the Securities and Exchange Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of Minco's filings with the SEC by accessing their website located at www.sec.gov Further, Minco also files reports under Canadian regulatory requirements on SEDAR. You may access Minco's reports filed on SEDAR by accessing their website at www.sedar.com.

The principal executive office of the Company is located at Suite 1980, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 2E9, and its telephone number is 604-688-8002.

Forward-Looking Statements

The following discussion contains forward-looking statements regarding events and financial trends which may affect the Company's future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in forward looking statements. These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in China, all of which factors are set forth in more detail in the section entitled “Risk Factors" in Item 3.D. and “Operating and Financial Review and Prospects" at Item 5.

Glossary of Mining Terms

Alteration	changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydro-thermal solutions.
Anomalous	inconsistent with or deviating from what is usual, normal or expected.
Anomaly	the geographical area corresponding to anomalous geochemical or geophysical values.
Assay	a chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
Back-in rights	providing financing assistance in exchange for the right to regain an interest at a later time under predetermined terms.
Carried interest	an interest which does not require funding.
Chalcopyrite Drift	copper sulphide mineral. an underground passage, approximately horizontal, often along a mineralized zone.

Drilling - diamond drilling	a drilling procedure using diamond-tipped bits which result in recovery of a drill core cylindrical section of rock from beneath the earth's surface.
Fault	a fracture in a rock across which there has been displacement.

Felsic intrusions	an intrusion of granite into surrounding rocks.
Geochemical sampling	trace element analysis of residual soils which may be interpreted to predict the composition of the underlying bedrock.
Geology	a science that deals with the history of the earth and its life especially a recorded in rocks.
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

Ground magnetometer survey	a geophysical survey carried out from the ground.
Heap leach	a process whereby valuable metals are leached from a heap or pad of crushed ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.
Highly anomalous	an anomaly, which is 50 to 100 times average background.
Horizon	layer (as in massive sulphide horizon).
Intrusive	mineralization within a rock type that was once molten and has “intruded" into other rocks in that state, after which it cools.
Mineralization Net smelter royalty	minerals of value occurring in rocks. a share of the net revenues received from a smelter generated by the sale of metal produced by a mine.
Ore	a natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
Ore lenses	a lenticular concentration of valuable material.
Sedimentary exhalative (or SedEx) type deposit	a type of deposit consisting of layers of massive sulphide (a rock composed of at least 60% sulphide minerals) interbedded with layers of sedimentary rock.
Skarn	type of altered rock which in some areas contains commercially-recoverable amounts of metals.
Sulphide	a compound of sulphur and some other elements.
Smelter	the treatment of sulphide concentrates to produce metal.
Surficial oxide zone	the top portion of a deposit which has been oxidized by surface weathering.
Trenching	trenches excavated to bedrock which may be made by hand or by machine.

PART 1

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The following table sets forth as of April 30, 2003, the names, business addresses and functions of Minco's directors and senior management.

Name	Business Address	Position
Ken Cai	Suite 1980 - 1055 West Hastings Street Vancouver, British Columbia Canada V6C 1X8	President, Chief Executive Officer and Director
William Meyer	Suite 1980 - 1055 West Hastings Street Vancouver, British Columbia Canada V6C 1X8	Chairman and Director
Robert M. Callander	43 Delhi Avenue North York, Ontario, Canada M5M 3B8	Director
Hans Wick	Gartenstr. 7 Zurich, Switzerland CH8002	Director

B. Advisers

The Company's transfer agent and registrar for its common shares is Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada), 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9. Computershare acquired Montreal Trust in July 2000.

The Company's legal advisors are Ba rtel Eng & Schroder, 300 Capitol Mall, Suite 1100, Sacramento, CA 95814 and Salley Bowes Harwardt, 1750 - 1185 West Georgia Street, Vancouver, British Columbia, Canada V6E 4E6.

C. Auditors

The Company's auditors are Ellis Foster, Chartered Accountants. Their address is 1650 West 1st Avenue, Vancouver, British Columbia Canada V6J 1G1. Ellis Foster has been the Company's auditor for at least the past five years.

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected Financial Data

The following selected financial information for the fiscal years ended December 31, 1998, 1999, 2000, 2001 and 2002 are derived from the financial statements of Minco which is reported in Canadian dollars and should be read in conjunction with the financial statements and the notes thereto attached to this Annual Report. Minco's financial statements are prepared in accordance with Canadian Generally Ac cepted Accounting Principles (“GAAP"). There are significant differences between Canadian GAAP and U.S. GAAP including the recording of exploration costs, recognition of compensation expense upon release of the escrow shares and issuance of stock options and the recording of marketable securities. For a discussion between Canadian GAAP and United States GAAP, see note 13 to the Company's financial statements.

*****Canadian GAAP, as previously reported*****

	At December 31
	2002	2001	2000	1999	1998
Operations
Interest and Sundry Income	$25,724	$77,023	$116,205	$144,042	$197,068
Exploration Expense	494,813	168,835	-	-	-
Mineral Interests written off	-	-	0	579,088	1,065,408
Operating Loss	(1,288,209)	(706,007)	(624,679)	(1,389,759)	(1,996,584)
Loss for Period	(1,288,209)	(706,007)	(624,679)	(1,506,108)	(1,996,584)
Income (loss) from Continuing
Operations per Common Share	($0.07)	($0.04)	($0.04)	($0.09)	($0.13)
Common Shares used in
Calculations	17,682,041	16,380,123	16,335,178	16,154,986	15,549,918

Consolidated Balance Sheet Data
Total Assets	$286,701	$998,331	3,912,973	4,382,428	5,180,841
Mineral Interests	100	100	2,281,470	1,835,376	1,654,593
Total Liabilities	431,444	401,608	328,873	284,749	139,554
Share Capital	$10.836,933	$10,286,933	$10,286,933	$10,175,833	$9,613,333

The Company has changed its accounting policy for mineral interests to write-off exploration cost as incurred until such are proven. (Previously the Company's policy was to capitalize exploration costs until it had been determined that economically proven reserves are located on the property). The change has been accounted for retroactively with prior years being restated. The effect of the restatement is as follows:

***** Canadian GAAP, as restated *****
	At December 31
	2002	2001	2000	1999	1998
Operations
Interest and Sundry Income	$25,724	$77,023	$116,205	$144,042	$197,068
Exploration Expense	494,813	168,835	446,094	759,871	907,093
Mineral Interests written off	-	-	-	-	-
Operating Loss	(1,288,209)	(715,412)	(1,070,773)	(1,570,542)	(1,838,269)
Loss for Period	(1,288,209)	(715,412)	(1,070,773)	(1,686,891)	(1,838,269)
Income (loss) from Continuing
Operations per Common Share	($0..07)	($0.04)	($0.07)	($0.10)	($0.12)
Common Shares used in
Calculations	17,682,041	16,380,123	16,335,178	16,154,986	15,549,918

Consolidated Balance Sheet Data
Total Assets	286,701	988,926	1,631,603	2,547,152	3,526,348
Mineral Interests	100	100	100	100	100
Total Liabilities	431,444	401,608	328,873	284,749	139,554
Share Capital	$10,836,933	$10,286,933	$10,286,933	$10,175,833	$9,613,333

United States GAAP	At December 31
	2002	2001	2000	1999	1998

Operations
Interest and Sundry Income	$25,724	$77,023	$116,205	$144,042	$197,068
Exploration Expense	494,813	168,835	446,094	759,871	907,093
Loss for Year	(1,288,209)	(915,264)	(1,070,773)	(2,544,584)	(3,315,242)
Income (loss) from Continuing
Operations per Common Share	($0.07)	($0.07)	($0.08)	($0.21)	($0.31)
Common Shares used in
Calculations	17,682,041	13,388,801	12,828,232	12,189,894	10,749,411

Consolidated Balance Sheet Data
Total Assets	286,701	992,036	1,648,933	2,547,052	3,534,948
Mineral Interests	100	-	-	-	-
Total Liabilities	431,444	401,608	328,873	284,749	139,554
Share Capital	$10,836,933	$14,610,766	$14,410,914	$14,299,814	$12,763,272

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar =U.S. $1).

Year Ended: December 31	Average	Period End	High	Low
2002	1.57	1.58	1.61	1.51
2001	1.54	1.59	1.60	1.49
2000	l.48	1.49	1.55	1.43
1999	1.48	1.44	1.52	1.45
1998	1.44	1.53	1.57	1.40

On April 30, 2003, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 equals Cdn$1.43.

Month	High	Low
April 2003	1.48	1.43
March 2003	1.49	1.47
February 2003	1.53	1.49
January 2003	1.57	1.52
December 2002	1.58	1.55
November 2002	1.59	1.55

B. Capitalization and indebtedness

The Company's capitalization as of December 31, 2002, is as follows:

Consolidated Balance Sheet Data		December 31, 2002
Long-Term Debt	$	n/a
Shareholder's Equity		$(144,743)
Share Capitalization		$8,361,055

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

The Company Is In Exploration Stage And Has No Proven Reserves. None of the properties in which the Company has interests are in commercial production, or contain reserves. In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties will turn out not to be worth further expense. The Company may thus expend significant amounts of financing and effort on any or all of its properties without finding reserves or reaching a stage of commercial production.

The Company Must Obtain Additional Financing to Conduct Exploration on Its Properties. Because the Company is in the exploration stage, it does not have sufficient financial resources available to undertake extensive exploration or, if warranted, development programs. Further exploration or commercial development, f i warranted, would require additional financing. There can be no assurance that needed future financing will be available in a timely or economically advantageous manner, or at all.

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

The Company's Interest In Projects Will Be Diluted Pursuant to the Teck-Cominco Agreements. The Teck-Cominco Agreements grant those companies the right to become the operators of an aggregate of two future properties of the Company as well as rights of first refusal to acquire interests in other future projects for a period of three years. The exercise of those earn-in-rights by Teck Cominco will dilute the Company's interest in those projects. See Item 4. - "Information on the Company", "The Teck-Cominco Agreements". The exercise of those earn-in-rights by either Teck or Cominco will dilute the Company's interest in those projects.

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

It May Be Difficult to Enforce Civil Liabilities Against the Company. Because all of the assets of the Company and its subsidiary, as well as the Company's jurisdiction of incorporation and the residences of its officers and directors are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court in the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company who reside outside the United States.

Penny Stock Rules May Make It More Difficult to Trade the Company's Common Shares. The Securities and Exchange Commission has adopted regulations which generally define a “penny stock" to be any equity security that has a market price, as defined, less than U.S.$5.00 per share or an exercise price of less than U.S.$5.00 per share, subject to certain exceptions. The Company's securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of U.S.$5,000,000 or an individual with net worth in excess of U.S.$1,000,000 or annual income exceeding U.S.$200,000 or U.S.$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also affect the ability of the Company's investors to sell their shares in the secondary market.

The Company is a Passive Foreign Investment Company for United State Federal Income Tax Purpose. The Company believes that it is a passive foreign investment company (“PFIC") for United States Federal income tax purposes because it earns 75% or more of its gross income from passive sources. As a result, United States holders of the Company's common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders common shares, or upon receipt of "excess distributions," unless such holder of common shares elected to be taxed currently on his or her pro rata portion of the Company's income, whether or not the income was distributed in the form of dividends or otherwise. The election requires certain conditions to be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. Otherwise, the election may only partially apply. Further, the elections will increase the administrative and regulatory burden of the Company. See Item 10.E. “Taxation - United States Tax Consequences - Passive Foreign Investment Companies."

Risks Related to Doing Business in China. Various matters that are specific to doing business in China may create additional risks or increase the degree of such risks associated with the Company's activities. These risks are discussed below.

a.

The Company Must Seek Governmental Approval to Develop Mines. The establishment, operation and terms of the joint ventures through which any particular mineral property is to be explored or operated are all subject to obtaining Chinese governmental approvals at various levels and for particular matters, including mining rights, importation of equipment, hiring of labor, and environmental regulations. Currently, the joint ventures formed to explore and, if warranted, develop the White Silver Mountain and Gobi Gold projects have obtained a license to conduct mineral exploration activities, but will be required to obtain a mining license to, if warranted, develop and conduct operations at the property. Depending on the scope of the operation, its location and the particular issues involved, the level of government from which approvals must be sought and the process involved may vary, potentially restricting the joint venture's operation.

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

It is industry practice for North American mining companies like Teck Cominco to apply the more stringent standards of their home countries to foreign operations regardless of local practices. Should Teck or Cominco choose to initiate production of a property in joint venture with the Company, its operations would be carried out using North American environmental standards. It is common practice for the estimated costs of reclamation and remediation of mine sites to be included in the capital cost of a project. A project would have to be able to provide an adequate return on all capital, including estimated reclamation costs, to be considered viable. The Company's current projects all surround active mining operations, which add additional considerations that would be dealt with on a case-by-case basis. See the “Environmental Considerations" section under the individual property description in Item 4. D. - "Property, Plants and Equipment" for more details.

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

Item 4. Information on the Company

Introduction

Minco Mining & Metals Corporation is a British Columbia corporation whose common shares trade on the Toronto Stock Exchange (“TSX") under the trading symbol MMM. The principal executive office of the Company is located at Suite 1980 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9, and the Company's telephone number is 604-688-8002. Through joint ventures with Chinese governmental entities, and others, the Company is engaged in the acquisition, exploration and development of precious and base metal mineral projects in the People's Republic of China. The Company has no affiliation with 3M Corporation, which company's trading symbol in the United States is MMM. The Company's wholly-owned subsidiary, Triple Eight Mineral Corporation (“Temco"), is a British Virgin Islands corporation also engaged in the acquisition and exploration of mineral projects in China. See Item 4, C - "Organizational Structure."

At present, all of the Company's properties are in the exploration stage and further exploration will be required before final evaluations as to the economic and legal feasibility can be determined. None of the Company's properties has a known body of commercial ore, nor are any such properties at the commercial development or production stage. No assurance can be given that commercially viable mineral deposits exist on any of the Company's properties. Further, Minco's interest in joint ventures, which own properties, will be subject to dilution if the Company fails to expend further funds on the projects. The Company has not generated cash flows from operations. These facts increase the uncertainty and risks faced by investors in the Company. See Item 3, D - "Risk Factors."

The Company was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name “Caprock Energy Ltd." On February 19, 1996, current management acquired its interests in the Company pursuant to the following agreements: the “PCR Agreement," and the “Teck-Cominco Agreements," described below under Item 4, B - "Business Overview"; "The PCR Agreement" and "The Teck-Cominco Agreements." The purpose of the PCR Agreement was to transfer Pacific Canada Resources, Inc.'s ("PCR") assets to the Company allowing the Company to explore and evaluate mineral properties in China for potential acquisition, and if warranted development.

Business Overview

Background

Since the signing of its first co-operation agreement on the Chapuzi project in China in 1995, the Company has been active in mineral exploration and property evaluations in China. The Company intends to build a portfolio of base metals and precious metals properties in China. As discussed below, a strategic alliance was formed with Teck Corporation and its 50.1% subsidiary, Cominco Ltd., for mineral exploration and acquisition in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China. Currently, the Company has interests in two Sino-Foreign co-operative joint ventures and intends to establish a third Sino-Foreign co-operation joint venture with Chinese mining organizations to hold mineral rights in China.

At present the Company has no income from its operations and none of its properties have reserves or are in production. The Company's ability to finance the exploration and development, if warranted, of its mineral properties, to make concession payments and to fund general and administrative expenses is therefore dependent upon the Company's ability to secure financing (see "Business Overview", "Financial"). The equity markets for junior mineral exploration companies are unpredictable. Alternatively, the Company may enter into cost sharing arrangements through joint venture agreements. While management believes that the quality of the concessions now held by Minco will attract joint venture partners in the short-term and medium-term, there is no guarantee that the terms would be as favorable as management would like.

A summary of the Company's exploration operations in China for fiscal years 2002, 2001 and 2000 for the Gobi Gold projects and the White Silver Mountain projects is as follows:

Gobi Gold Project.

The Company acquired its earn-in rights to the Gobi Gold project, located in western Inner Mongolia in the south Gobi Desert, China, in 1997. Minco has the right to acquire a 75% equity interest in Damo Mining Co. Ltd., who was assigned the licenses on the project, by spending approximately US$2,500,000 million on exploration and development over four years.

In 2000 the Gobi Gold project field program included regional scale geological and geochemical sampling programs followed by detailed ground magnetometer surveys and geological mapping in a 20 square kilometer area. Detailed rock geochemical sampling focused on a seven square kilometer area within this broader area. Rock samples were assayed for gold and seven other elements common to gold-skarn systems. The combination of geology, intrusive centers interpreted from magnetic data and geochemistry indicates a typical gold skarn system in a belt 1,500 meters long and 300 meters wide where rock geochemical samples grade two grams per ton gold or better.

A new discovery was made during the year 2000 in an area within sand covering 1,000 meters to the east of the main gold zone near another interpreted intrusive center. A six-meter wide zone was exposed in a trench which returned an average grade of six grams per ton gold. Minco believes that geochemical values of two grams of gold per tonne are considered highly anomalous and could be an indication of economic concentrations of gold in the sub-surface. Values of six grams per tonne are potentially economic if found in large enough volumes to be economically extracted.

The year 2001 program consisted of expanded sampling programs by a drilling and/or trenching program prior to designing an extensive diamond-drilling program. The program consisted of detailed structural mapping, trenching in selected areas, and IP and/or TEM surveys in sand-covered areas which resulted in a substantial gold/copper discovery. The Zhulazhaga License was one of eight acquired and the most extensively explored because of the initial success. The remaining seven licenses were examined in 2000 in a regional reconnaissance fashion. Three license areas returned positive results in terms of favourable geology, alteration and geochemically anomalous gold values.

During 2002, the Company completed a phase one drilling program consisting of 14 holes, designed to test the gold zone at depth and laterally to the southwest. The Company also continued detailed exploration on three additional licenses, which had the same geological environment, which had exceptional early stage success. Data from the 2002 exploration program has been reviewed and a 2000-meter drill program has been proposed for the coming 2003 field season. The 2003 drilling program has been designed to trace the contact between the mineralized fault zone controlling mineralization and the permissive calcareous siltstone horizon which hosts the bulk of the mineralization at both the Chinese mine and Minco's Discovery Pit.

No assurance can be given that the sufficient amounts of gold will be found on the Gobi Gold project to be economically mined.

White Silver Mountain Project

The Company acquired its interest in the White Silver Mountain, a polymetallic project located in Gansu Province, China, in 1998. Minco has the right to acquire an 80% equity interest in the project by spending approximately US$4.8 million on exploration and development over six years. Pursuant to the White Silver Mountain Teck Agreements, described above, Teck Cominco Lmited has been the operator at the White Silver Mountain project since 1999 and has funded exploration expenditures at its sole discretion.

The year 2000 exploration program consisted of 230 meters of underground excavation to establish drill stations from which 2,730 meters of diamond drilling in five holes which was carried out with the objective of outlining the downward extensions of the known massive sulphide horizons. The drilling further outlined the extensions of the western lobe of massive sulphide mineralization. The eastern lobe remains open and will require additional drilling to define its extent. In addition to the underground program, an extensive surface program was carried out in the area of geology perspective for the occurrence of massive sulphide mineralization. Approximately 207 line-kilometers of geophysical surveys (comprising magnetic and electromagnetic surveys) were completed. A number of anomalies were outlined, of which three occur in highly perspective geology and require testing by drilling. These three areas were scheduled for testing in 2001 by six surface diamond drill holes aggregating 2,700 meters at an estimated cost of $400,000 and additional drilling will be contingent on results of the six-hole program.

During 2001, Teck completed a total of 2,763 meters of diamond drill holes in nine surface drill holes. The holes targeted magnetic and electromagnetic anomalies outlined in the course of district sale geological and geophysical surveys completed in 2000. While favorable alteration and some sulphide mineralization were intersected in a number of holes, no economic grade mineralization was intersected and no further exploration work was done on the project during 2001.

In March 2002, Teck Cominco advised the Company that it had decided to withdraw from the project and would retain no interest in the property. Teck Cominco Limited had been the operator and funded the projects exploration to year end 2001 and advised the Company that it would not fund the projectin 2002. Teck Cominco had recommended that the 2002 exploration program should focus on an underground drill program to follow up the down-dip extensions of the known ore bodies intersected by previous underground drill programs beneath the existing Xiaoteishan Mine with a goal to define a 5 million tonne reserve, which holds a potential 10 million tonne reserve potential, with a view to establishing a project that can be placed into production in a cost effective and timely manner. As the primary focus of the Company's 2002 exploration program was the Gobi Gold project, the Company decided to defer the drilling program until completion of additional financing.

Financial

As outlined above, the focus of the Company's exploration for the past three years has been on exploration at the Gobi gold and White Silver Mountain projects. At present the Company has no income from its operations and none of its properties have reserves or are in production. The Company's ability to finance the exploration and development, if warranted, of its mineral properties, to make concession payments and to fund general and administrative expenses is therefore dependent upon the it's ability to secure financing. The equity markets for junior mineral exploration companies are unpredictable. Alternatively, the Company may enter into cost sharing arrangements through joint venture agreements. While the Company's management believes that the quality of the concessions now held by Minco will attract joint venture partners in the short-term and medium-term, there is no guarantee that the terms would be as favorable as management would like.

For the years ended 2002 and 2001, the Company funded exploration costs of its Gobi Gold project and Teck Cominco Limited funded exploration expenditures at the White Silver Mountain project. The Company has recently signed an agreement allowing Minco the right to earn a 75% interest in the BYC gold project and also signed a Co-operation Agreement to enter into a joint venture agreement to explore and develop the Caodi gold project. See Item 4 - "Information on the Company, "Property, Plant and Equipment".

As at year end December 31, 2002, the Company had working capital of $(227,515) compared to C$489,123 at December 31, 2001.

On May 31, 2002, the Company completed a non-brokered private placement of C$550,000 consisting of 2,200,000 shares at a price of C$0.25 per share. The shares issued are subject to a statutory one-year hold period expiring on May 31, 2003. As a result, Minco had sufficient working capital to fund its operations and conduct a two-phase exploration on the Gobi Gold project during fiscal year 2002.

On January 6, 2003 the Company announced its plan to complete a private placement of C$500,000 by way of a 10% Redeemable Convertible Debenture Due January 31, 2008. The Debenture coupon will pay interest semi-annually of 10% and mature in five years from the date of issue. The Debenture will be convertible at any time at the option of the Debenture holders into common shares of Minco at a conversion price of C$0.40 per share. The Debenture calls for the redemption or conversion into Minco common shares should the common shares trade at an average closing price of 100% or greater than the conversion price of the Debenture for a period of 30 consecutive trading days. The Company also holds the option to pay interest on the Debenture in the form of cash or common shares. The maximum number of shares that may be issued under the offering was an aggregate 1,451,000 common shares, excluding any interest payments. On February 27, 2003, the Company announced the oversubscription of this private placement to C$580,000 with all other terms remaining unchanged. On March 6, 2003 the Company announced the closing of this private placement.

On June 9, 2003, the Company announced that it proposes to complete another financing of C$1,500,000.00 at a price of Cdn$0.35 per unit. Each unit will consist of one common share and one half non-transferable share purchase warrant. Each whole warrant will entitle the warrant holder to purchase one common share of the Company for a period of two years. Each whole warrant is exercisable on payment of Cdn$0.40 into one common share of the Company in the first year and Cdn$0.60 per common share if exercised in the second year. The Company will pay a finder's fee associated with this financing.

Proceeds from this financing will be used for advancing exploration on the Company's Gobi and BYC gold projects in China and for general corporate working capital.

As at May 31, 2003, the Company had working capital of C$122,485. The Company believes that it has sufficient working capital to fund certain exploration commitments on the Gobi Gold property for fiscal year 2003. As of the date of this filing, the Company has not finalized its 2003 Budget and Exploration Program and cannot yet determine what its funding requirements will be if exploration work is also undertaken on Minco's newly acquired projects. The Company will require additional financing for future working capital and also to fund future exploration programs on its properties. Additional capital would be required if any major exploration efforts were conducted on any of the Company's properties.

The Company continues to seek out and evaluate projects of demonstrative merit in China with the objective of advancing projects and arranging joint ventures to fund and operate the properties. Teck Cominco Limited maintains its earn-in right on two future projects acquired by Minco in China.

The Company does not believe that there are particular environmental regulations that will materially impact its current or future operations.

The PCR Agreement

On February 19, 1996, the Company entered into an agreement with Pacific Canada Resources, Inc. (“PCR"). PCR was a private company controlled by Ken Cai and Donald Hicks, both of whom became directors of Minco upon completion of the transaction. Prior to that time, PCR, Ken Cai and Donald Hicks were not affiliated with Minco. Mr. Hicks is no longer a director of the Company. Pursuant to the PCR Agreement, Minco acquired rights to PCR's entire portfolio of precious and base metal property agreements and acquisition rights in China, some of which were held directly and some of which were held by PCR's subsidiary, Temco. At that time, Temco was a joint venture, of which Minco held a 60% equity interest and China Clipper Gold Mines, Ltd. (“China Clipper"), a publicly traded Ontario corporation, held the remaining 40% equity interest. On February 27, 1997, Minco purchased China Clipper's 40% equity interest in Temco for $175,000, which was believed to be the fair market value at the time. PCR is currently the largest and the controlling shareholder of Minco, and has no other operations other than its ownership in Minco.

The Teck-Cominco Agreements

Simultaneously, and in connection with the PCR agreement, Minco and PCR entered into separate, but related agreements respectively dated February 19 and February 20, 1996 (collectively the “Teck-Cominco Agreements") with Teck Corporation (“Teck") and its 50.1% owned subsidiary, Cominco Ltd. (“Cominco"), which were both public Canadian mining companies traded on the Toronto Stock Exchange. On September 10, 2001 Teck acquired Cominco by giving Cominco shareholders 1.8 Teck common shares plus $6.00 cash for each one Cominco share and the company was renamed Teck Cominco Limited.

Pursuant to these agreements, Teck and Cominco each invested $500,000 in Minco, and received 625,000 units, each unit consisting of one common share of Minco and one half of a non-transferable common share purchase warrant, each whole share purchase warrant entitling the holder to acquire one additional common share at a price of $1.20 on or before February 20, 1997, or $1.38 on or before February 20, 1998. The shares purchased by Teck and Cominco were “restricted shares" under the rules of the British Columbia Securities Commission until February 20, 1997. Teck exercised its warrants to purchase 125,000 common shares at $1.20 per share prior to February 20, 1997. The warrants issued to Cominco expired under their terms.

As partial consideration for the investments by Teck and Cominco, they received “earn-in rights" as to the Non-Chinese Interest (“NCI") in any two mineral property rights acquired by Minco in China after the date of the Teck-Cominco Agreements until March 1, 2004. The Non-Chinese Interest with respect to a property represents the direct or indirect interest in a property that is available for a non-Chinese entity or a foreigner to acquire under Chinese Law.

The earn-in rights provide that upon Minco procuring a precious or base metal project, and after preliminary work by Minco, Teck Cominco, in its sole discretion, shall first determine whether such project is to be governed by the Teck-Cominco Agreements. If it is determined that the project is subject to the agreement, Teck Cominco shall hold earn-in rights with respect to such project. If Teck Cominco determines that the project is not to be governed by the Teck-Cominco Agreements, Minco shall thereafter have the right to elect whether or not to have the project assigned to it at cost.

If Teck Cominco determine that a base or precious metal project will be governed by the Teck-Cominco Agreements, their earn-in rights shall be exercisable in one of two ways, depending on whether the project is determined by Teck Cominco, in its sole discretion, to be a “development property" or “exploration property." If determined to be a development property, Teck Cominco shall have the right to acquire 70% of the Non-Chinese interest in such property and to become the operator of the project by completing, at its sole cost, any further project w ork and the final feasibility report on the project. Teck Cominco must then arrange for 70% of the costs required to be provided by the non-Chinese parties to place the property into commercial production. Upon completion of all of the foregoing, Teck and Cominco shall be deemed to have exercised their earn-in rights in respect to the development project. Minco must contribute 30% of the costs required after the completion of the feasibility study.

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

The Teck-Cominco Agreements contain provisions under which Teck Cominco agreed, subject to certain limitations, not to increase its share holdings in Minco beyond 20% of the common shares, nor to reduce them beyond 50% of their initial ownership, which limitations expire upon certain changes in control of the Company. As of April 30, 2003, Teck Corporation owned 1,250,000 common shares representing 6.72% of the outstanding shares and Cominco owned 625,000 common shares representing 3.36% of the outstanding shares. Teck Cominco has a right of first refusal to purchase common shares of Minco in any future offerings, so as to maintain their percentage ownership in the Company.

After Teck Cominco has exercised its earn-in rights in an aggregate of two projects procured by Minco, Teck Cominco shall have further preferential rights of first refusal with respect to further properties identified by Minco for a period of three years after the exercise of their earn-in rights. These preferential rights of purchase will apply only in circumstances where Minco, if Minco has elected to acquire a project identified by PCR, intends to offer an interest to third parties or has received an offer to purchase, earn or acquire an interest in such properties from third parties. Minco is required to notify Teck Cominco of its intent to sell an interest in such project to a third party, and provide Teck Cominco all information which Minco possesses with respect to the project as well as the terms of the proposed sale, and Teck Cominco may, within thirty days, purchase such interest on the terms which Minco had proposed to accept from a third party.

As of April 30, 2003, Teck Cominco continues to hold a 10.08% share interest in the Company and continues as Minco's strategic partner in China and also continues to have future earn-in rights on two other Minco projects of their choice.

As of March 20, 2003, Teck Cominco has waived its back-in rights on the BYC project located in Inner Mongolia of China. Therefore, the BYC gold project will not be a project that is subject to the Investment and Participation Agreement dated February 20, 1996. If Minco pursues the BYC project on its own, without a joint venture partner, and when Minco would like to bring a partner to the project, Minco will give Teck Cominco the rights to negotiate a participation agreement.

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

Foreign Investment

Direct foreign investment in China usually takes the form of equity joint ventures (“EJVs"), co-operative joint ventures (“CJVs") and wholly-foreign-owned enterprises. These investment vehicles are collectively referred to as foreign investment enterprises (“FIEs").

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

Gold Mining in China

Gold has been produced in China for over 4,000 years. In 2001, China was the 4th largest gold producer producing 182 tonnes, an increase of 20 tonnes from 2000. It is presumed that early Chinese production was from placer deposits, and placer reserves still account for over 15% of China's total gold production. The primary gold producing provinces in China are Shandong, Henan, Hebei, Shaanxi, Heilongjiang, Liaoning and Nei Mongol Provinces. In 2001 there were 618 gold mines inChina with stable production capacity of 120 - 130 tonnes per years.

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

The Ministry of Geology and Mineral Resources, which formerly administered geological exploration and also carried out exploration through its own personnel, has been replaced by the new Ministry of Lands and Mineral Resources.

Chinese-Foreign Co-Operative Joint Ventures

Minco has entered into three joint ventures to explore, and if warranted, to develop the BYC, and Gobi gold projects and the White Silver Mountain project. It may soon enter into the fourth joint venture agreement to develop the Caodi gold projects. Minco believes that each of the joint ventures has complied with the required statutory regulations.

The following is a general description of the legal framework for Sino-foreign co-operation joint ventures pursuant to which the Company's business is carried on in China or will be regulated.

Legal Framework. Each of the various joint venture entities through which the Company will carry on business in China has been or will be formed under the laws of China as a Chinese-foreign co-operative joint venture enterprise and is or will be a “legal person" with limited liability. All joint ventures entered into, or to be entered into, by the Registrant must be approved by both the Ministry of Foreign Trade and Economic Go-operation (“MOFTEC") and the State Planning Commission (“SPC") in Beijing or their provincial bureaus.

The establishment and activities of each of the Company's joint venture entities are governed by the Law of the People's Republic of China on Chinese-foreign co-operative Joint Ventures and the regulations promulgated thereunder (the “China Joint Venture Law"). As with all Chinese-foreign co-operative joint venture enterprises, the Company's joint venture enterprises will be subject to an extensive and reasonably well-developed body of statutory law relating to matters such as establishment and formation, distribution of revenues, taxation, accounting, foreign exchange and labor management.

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

Under existing laws, in order to form a mining joint venture, foreign companies must complete three levels of agreements. In general, the first level of agreement is a Letter of Intent or a Memorandum of Understanding, which sets forth broad areas of “mutual co-operation." The second level of agreement is a more detailed Co-operation Agreement which outlines the essential terms of the joint venture which will ultimately be formed. The third level of agreement is a Joint Venture Contract that sets out the entire agreement among the parties and contemplates the establishment of a “Chinese Legal Person," a separate legal entity.

Before a joint venture can be created, an assessment or feasibility study of the proposed joint venture must be prepared and approved by the State Development Planning Commission (the “SDPC") or its provincial bureau. Therefore, upon completing a Co-operation Agreement, the parties prepare a feasibility study of the proposed joint venture and submit this feasibility study along with the Co-operation Agreement to the SDPC for what may be described as an approval in principle, the granting of which depends upon whether the proposed project broadly conforms to the economic policy issued by the government and any prescribed regulations.

Upon receiving this approval in principle, the parties then negotiate and prepare a Joint Venture Contract and submit it to the Ministry of Foreign Trade and Economic Cooperation (“MOFTEC"), or its provincial bureaus, which approves the specific terms of all Joint Venture Contracts between Chinese and foreign parties. Within one month after the receipt of a certificate of approval from MOFTEC, a joint venture must register with the State Administration of Industry and Commerce (the “SAEC"). Upon registration of the joint venture, a business license is issued to the joint venture. The joint venture is officially established on the date on which its business license is issued. Following the receipt of its business license, the joint venture applies to the MLR to approve and grant to the joint venture its exploration permits and/or mining licenses.

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

Generally, in the joint venture agreement, the standard of salary, social welfare insurance and traveling expenses of senior management will be determined by the board of directors of the joint venture entity. In addition, the joint venture will establish a special fund for enterprise development, employee welfare and incentive fund, and a general reserve. The amount of after -tax profits allocated to the special funds is determined at the discretion of the board of directors on an annual basis.

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

Resolution of Disputes. In the event of a dispute between the parties, attempts will be made to resolve the dispute through friendly consultation. This is the practice in China and the Company believes that its relationship with Chinese governmental entities is such that it will be able to maintain a good working relationship with respect to the operations of its joint venture enterprises. In the absence of a friendly resolution of any dispute, the parties have agreed or will agree that the matter will first be referred to the Foreign Economics and Trade Arbitration Commission of China Council (“FETAL") for the Promotion of International Trade for Arbitration. Awards of FETAL are enforceable in accordance with the laws of China before Chinese courts. Resort to Chinese courts to enforce a joint venture contract or to resolve disputes between the parties over the terms of the contract is permissible. However, the parties' may jointly select another internationally recognized arbitration institution to resolve disputes. All of the Company's joint venture agreements stipulate that disagreements between the parties will be arbitrated by an arbitration institution in Singapore.

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

The following chart sets forth the Company's corporate structure, including its subsidiary, related parties and their jurisdictions of incorporation along with the various mineral properties held by each of them:

(1)     To be incorporated by Minco and Inner Mongolia Bureau of Nonferrous Metal Exploration, a Chinese state-owned company. Minco has the right to earn up to a 75% interest in joint venture.

(2)     Owned by the Sichuan Bureau of Metallurgical Exploration. Under a Co -operation Agreement with Sichuan Bureau of Metallurgical Exploration Minco has a right of first refusal to enter into a joint venture agreement to explore and develop the Caodi Project. Minco has not yet finalized the joint venture agreements.

(3)     Formed by Minco and the Exploration Institute of Land and Resources of Inner Mongolia (“EILR"), a department of the Chinese government. As of December 31, 2002, Minco has earned 33% interest of its 75% interest or 25% of the Gobi Gold project.

(4)     Formed by Minco and Baiyin Non-Ferrous Metals Corporation (“BNMC"), a Chinese state-owned company. Teck Corporation waived its right to earn 70% of Minco's interest for a net 56% interest. As of December 31, 2002, Minco has earned 52.33% of its 80% interest or 42% of the WSM project.

(5)     Owned by BNMC. Under a Co-operation Agreement with BNMC, Minco has the right to earn up to a 75% interest in joint venture. As of December 31, 2002, Minco has not yet earned its 75% interest.

D. Description of Property

A detailed description of each of the Company's projects follows:

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

Because of Minco's majority ownership and majority representatives on Damo Mining's board, Minco controls Damo Mining's operations in the ordinary course of business. However, the following transactions by Damo Mining requires the unanimous approval by its board: (1) terminating or dissolving Damo Mining; (2) selling or mortgaging assets that have a value of 10% of Damo Mining's assets; (3) increasing or decreasing Damo Mining's registered capital; (4) borrowing by Damo Mining; (5) merging Damo Mining; (6) guaranteeing on behalf of Damo Mining; and (7) establis hing organizations under the board.

Location, History, Geology and Exploration Potential

The 550 square kilometer Gobi Gold project is located in the Gobi Desert of western Inner Mongolia, about 300 kilometres north of Yinchuan, the capital city of the neighboring Ningxia Province, and 900 kilometres northwest of Beijing, China.

The Gobi Gold project is situated along the eastern extension of the Tian Shan Gold Belt, which hosts important deposits in Uzbeckastan and Kryrgystan to the west. World -class, sediment-hosted gold deposits occurring in the Tian Shan Gold Belt include Murantau with a resource of 140,000,000 ounces gold (site of the Newmont dump leach project), Kalmakya with 26,000,000 ounces gold and 13,000,000 tons of copper, and Jumtor with 13,000,000 ounces gold (a Cameco operated mine).

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

Other prospects identified in the license blocks from regional geochemical surveys have had limited to no follow-up work. Known mineralization is developed in calcareous sedimentary units and proximal to small felsic intrusions. Field examination of two prospects visited in 1999 showed features indicative of skarn style mineralization. The exploration program for 2000 involved ground magnetic surveys and geological mapping over the two identified skarn prospects to establish drill targets. Field-checks of the remaining geochemical anomalies was conducted. During 2002 a drill program tested results from previous exploration programs and 2003 fieldwork will involve more drilling work on the most favorable targets. Total expenditures from inception to December 31, 2002, funded by Minco were approximately $1,158,745.

Environmental Considerations

The exploration activities proposed for the Gobi Gold project, including potential drill testing of newanomalies, will result in little surface disturbance, and standard reclamation procedures will be used for areas such as trenches or drill pads. Minco does not believe that there will be any potential environmental liability arising from these activities.

2001 and 2002 Exploration

The 2001 exploration program consisted of detailed structural mapping, IP and/or TEM surveys and trenching in selected areas. Compilation of this data outlined 17 exploration targets in the surveyed area, part of which is sand-covered. These programs resulted in a substantial gold/copper discovery. Gold values averaging 14.79 gramms/tonne gold, 1.0 grams/tonne silver and 1.25% copper were encountered over a sample length of 9 metres in a 20 metre deep pit excavated at the site of the previous years discovery. Significantly the footwall of the gold bearing section consists of massive sulphides grading 20% copper. Coincident IP data indicated a large lateral extent to this sytle of mineralization making the zone a focus of on-going exploration.

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

A trenching program was conducted over the southwestern extension of the 2000 gold discovery. All trenches encountered similar mineralization grading 5.6 grams per tonne gold over 13 metres, 8.7 grams per tonne gold over 14

The Zhulazhaga License was one of eight acquired and the most extensively explored because of the initial success. The remaining seven licenses were examined in 2000 in a regional reconnaissance fashion. Three other license areas returned positive results in terms of favourable geology, alteration and geochemically anomalous gold values. These three license areas are the No. 3 Zhonggashun License, No. 6 Bayanxibie License and No. 8 Shaolataohai License.

In 2002, test drilling of 2000 meters was conducted on the Zhulazhaga License to follow up the significant magnetic and IP anomalies and trace the strike extension of the gold occurrence revealed in the Discovery pit. Eight holes were drilled to a depth from 50 meters to 194 meters along strike of the sediment hosted mineralized horizon in the discovery pit and six holes intersected the mineralized zone with grade from 1g/t Au to 12 g/t Au (Figure 5). Best mineralization was detected in DDH G-9 where an oxidized ore zone of 7 meters with an average grade of 5.8g/t Au was intersected in a structurally brecciated zone. While all the known mineralization is defined as typical distal gold skarn, test drilling hole G170-1 over the strongest magnetic anomaly M-2 has lead to the recognition of a new type of gold mineralization, the proximal gold skarn, in the project area. A thick carbonate package is well mineralized to a maximum of 4.9g/t Au at its juxtaposition with a medium grained diorite at depth of 140 meters.

Exploration data from Phase-I drilling program has been reviewed and a 2000-meter drill program has been proposed for the coming field season of 2003. As the top priority, the 2003 drill program will consist of at least 3 fences of drill holes along the trace of the contact between the mineralized fault zone controlling mineralization and the permissive calcareous siltstone horizon which hosts the bulk of the mineralization at both the Chinese mine and Minco's Discovery Pit.

Plans for 2003

The Gobi Gold project is now an advanced-stage exploration project. The results achieved in the 2001 and 2002 exploration programs have outlined an area of gold mineralization extending approximately 500 meters west of the discovery pit. Detailed structural mapping has indicated potential for high grade mineralization in "feeder zones".

Coadi Gold Project

In February, 2003, the Company signed a Co-operation Agreement with the Sichuan Bureau of Metallurgical Exploration which gave Minco a right of first refusal to enter into a joint venture to explore and develop the Caodi gold project in Sichuan Province, China. This Agreement is subject to a full due diligence on the project conducted by Minco.

History & Location

There is a distribution of known gold mines in this gold triangle where more than 400 tonnes of gold has been reported. Within a distance of 200 km along the border of Sichuan and Gansu provinces, seven large size gold deposits of similar type have been discovered with proven resources ranging from 20 tonnes gold to more than 100 tonnes gold. Widespread alluvial gold has also been found in most drainages in this area. One of the new and important deposits, theYangshan gold deposit, contains more than 100 tonnes gold and is approximately 50 km to the southeast of the Caodi deposit along the same tectonic trend.

The Caodi gold project is located in the well known Qinling Gold District 200 km north east of the capital city of Chengdu.

Deposit Type and Exploration Potential

The Caodi gold deposit consists of a number of Upper Paleozoic sediment-hosted and structurally controlled veins in an area of about 3 km2. Mineralization types include brecciated dolomitic limestone, silicalite and marlite and mineralized granite porphyry dykes. The EW-trending faults across the area control the distribution of gold mineralization. Most of the surface gold veins are located in geochemical gold anomalous centers delineated by 200ppb Au in soil. Thirty-five gold showings have been delineated by surface mapping, trenching and adits in a core area of 3 km2 within the large license area (45km2). With a cutoff of 1g/t Au, the surface extension of individual gold vein is from 190m to 866m in length and 1.6m to 24m in width. Average grade of surface trench samples is from 2g/t to 3.6g/t gold. Much wider and higher -grade mineralization zones have been intersected in several adits from 50m to 100m below the surface outcrops. Typical results of fresh material in adit samples within the main zone returned values of 6.8 g/t AU over 9.2 meters (3g/t cutoff). The Chinese operator estimates that the gold resource on the project consists of approximately 8 tons of gold metal with a multi-million ounce resource potential. The Sichuan Bureau of Metallurgical Exploration has been operating a small-scale test heap leach on the project since 1997 with an average recovery rate of 90%. Detailed exploration has been focused on a 3 sq. km area, a very small part of the 45 sq. km license. Preliminary regional geochemical exploration of the whole license area indicates that the balance of the license area is equally prospective for similar style gold mineralization.

Plans for 2003

If the Company is successful in finalizing an agreement to acquire an interest in the Caodi gold project, an exploration program will be developed and incorporated into the overall 2003 field exploration program. As at the date of this report, the Company's primary focus for 2003 exploration efforts will be on the Gobi Gold and BTC gold projects. The Company is currently conducting a full due diligence on the Property.

BYC Gold Project

On November 18, 2002, the Company signed an agreement with the Inner Mongolian Bureau of Non-Ferrous Metals and Exploration, the license holder of the BYC Project, to acquire a majority interest in the BYC gold project located in central Inner Mongolia, China. The Company can earn a 75% interest in the BYC Project by spending 12 million RMB (approximately C$2.4 million).

History & Location

The BYC Project is located at the central section of the north margin of the North China Platform and the eastward extension of the well-known Tianshan metallogenic zone, one of the most important gold metallogenic zones in China and the world. The zone hosted several important gold-producing regions in North China and extends to the famous gold metallogenic zone in the former Soviet Union republics where several world-class gold deposits have been developed. The project area is about 50 km northwest of Baotou, the largest rare-earth producing city in the world, and very close to a railroad that connects to the national railway system.

The original discovery of gold was made in late 1980's by following up a major regional geochemcial gold anomaly that covers an area of more than 100km². More than 100 surface gold showings were delineated in an area of 12 km long and 3 km wide. Some of the showings returned very high values. Like many areas of new gold discoveries this triggered the widespread illegal artisanal mining activities for the surficial portions of the gold showings over the entire area. Recently, all the illegal mining activities at BYC were banned by the government as a nation wide law enforcement program.

Deposit Type and Exploration Potential

The BYC gold occurrence is a structurally controlled shear hosted auriferous vein system, which develops at or near the contact of a Mesozoic granodiorite with early Proterozoic sedimentary and volcanic rocks. All principle-mineralized zones on BYC concession are either shear hosted or extensional veins. Most of these structures are located within well-formed planar brittle-ductile shear zones with very good surface continuity. Based on the distribution of the auriferous veins at surface, at least four major structural and auriferous zones are identified with strike lengths ranging from 700 meters to more than 1,500 meters. Grade of auriferous veins occurred in Proterzoic sedimentary and volcanic sequence are generally from 1 g/t to 8 g/t gold. Higher grades were detected where the auriferous veins occurred in the granodiorite intrusions (the inner contact zone) with significant values as high as 71 g/t Au over 9 meters and 14.5 g/t Au over 4 metres.

Plans for 2003

The Company's initial program will consist of careful compilation of all the available assay data, detailed 1:5000 scale geological mapping with special emphasis on structural analysis, as well as outcrop and trench scale lithological mapping. A drill program will be conducted upon the completion of the initial program on the second half of the 2003 field season.

White Silver Mountain

Minco acquired its rights to the White Silver Mountain, a polymetallic project located in Gansu Province, China, pursuant to the “Co-operation Agreement for Mineral Exploration and Development" between the Company and Baiyin Non-Ferrous Metals Corporation (“BNMC") signed on November 17, 1997. A fully licensed Sino-Foreign joint venture company, Gansu Keyin Mining Co. Ltd. (“Gansu Keyin") was formed to hold the mineral interests. In order to earn up to an 80% interest in Gansu Keyin, which owns the rights to the White Silver Mountain project, Minco is required to spend a minimum of US$4.8 million (40 million Renminbi Yuan "RMB") on the White Silver Mountain property over a six-year period. If Minco fails tospend the minimum amount, Minco's interest in Gansu Keyin will be capped by a predetermined formula as set out in the Joint Venture Agreement. BNMC contributed the exploration permit held by it and the geological data and research results, including drill core samples and maps, for its 20% interest in Gansu Keyin. Following the completion of the above expenditures by Minco, each party shall make contributions to Gansu Keyin in proportion to their respective beneficial interests. Pursuant to an option agreement dated December 22, 1999, with effective date of June 10, 1998, the date a letter agreement was entered into, Minco granted Teck an option to earn 70% of Minco's 80% interest, for a 56% net interest in Gansu Keyin, by assuming all of Minco's funding requirements until commercial production has been attained. Since inception to December 31, 2002, total expenditures on the White Silver Mountain project are $3,619,590, of which C$2,270,236 million was funded by Teck Cominco but credited to Minco.

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

History, Deposit Type and Exploration Potential

The White Silver Mountain deposits are of the Volcanogenic Massive Sulphide (VMS) type. VMS deposits are formed in undersea settings by the precipitation of metal rich fluids expelled by volcanic vents. VMS deposits display a characteristic “zoning" with more copper-rich deposits found near the location of the original volcanic vents and more zinc -rich deposits found at a distance to them, though the pattern is often obscured by later faulting and folding of the rocks that contain them. VMS deposits are “syngenetic," meaning they form at the same time as the rocks that enclose them and they usually occur in clusters over a 20 to 40 km radius. Deposits are found where the volcanic rock has changed to a distinctive quartz rich rock units known as “exhalitives." These are indicators of VMS deposit forming activity; exploration for new deposits in known VMS camps therefore often focuses on finding the exhalative horizons then exploring within them for economic concentrations of metals. Geological mapping undertaken as part of the 1999 exploration program has located five separate exhalitive horizons, including the one that hosts the mined deposits. To the best of Minco's knowledge, there had been virtually no past exploration of the property away from the mines.

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

2001 & 2002 Exploration

The White Silver Mountain project program for 2000 consisted of 250 meters of underground excavation establish drill stations, approximately 2,000 meters of underground drilling and a surface program which included geological mapping and approximately 200 line kilometers of lectromagnetic surveying. The mapping and electromagnetic surveys generated new targets for a surface drilling campaign to be undertaken in 2001 after the Keyin has received and interpreted the results of the surface work and the current underground drill program. The cost of this program was approximately C$400,000 and was funded by Teck.

In April 2001, Teck commenced a surface diamond drilling program comprising of an estimated 2,700 meters targeting priority zones based on a combination of electromagnetic conductors with coincident surface alteration zones and mineralization in geological setting prospective for volcanogenic massive sulphide minerals. Results were mixed in that the target horizon was intersected in a number of holes, no ore grade mineralization was encountered.

Plans for 2003

The Company will seek a joint venture partner to continue a proposed underground drilling program

Changba-Lijiagou Project

At this time, Minco plans no further work programs on the Changba-Lijiagou project because the focus of the Company's 2003 exploration program will be on the BYC and Gobi Gold projects

Background

Minco acquired its rights to the Changba-Lijiagou Lead Zinc project located in Ganzu Province, China, through the “Cooperation Agreement Regarding the Development of the Changba Lijiagou Lead Zinc Deposit" between Minco and BNMC signed on November 17, 1997. Under this agreement, Minco and BNMC will form a Chinese joint venture company to explore, and, if warranted, develop and exploit the lead and zinc deposits of Changba and Lijiagou and the joint area between them by taking the project through development, to production at a rate of 3,500 tonnes of ore per day. If a joint venture agreement is entered into, Minco will contribute capital and advance equipment to develop a 3,500 tonne per day underground mine for a 75% interest in the joint venture. BNMC operated the Changba-Lijiagou project as a 3,500 tonne per day open pit mine until the collapse of the underground workings forced the downsizing of the operation to 750 tonnes per day. BNMC will contribute the mining rights relating to Changba and Lijiagou and net values of total assets at the Changba milling system for a 25% interest in the joint venture.

Since entering into the agreement, Minco has concentrated its efforts on the Lijiagou mineralization. The work undertaken to date is of a preliminary nature. Further third party work and a complete feasibility study would be required prior to any production decision. No exploration activities were conducted in 2001 and 2002 and none are planned for 2003 and no joint venture has yet been entered into.

Minco is however currently seeking opportunities to option or joint venture this project and has held discussions with third parties who are interested in earning a portion of Minco's interest in the project by further funding it. There can be no assurance that an offer will be obtained that will enhance shareholder value.

History, Geologic Model and Exploration Potential

BNMC originally moved into the Changba area in the 1940's after the discovery of copper in the region. BNMC started up operations at two copper mines soon afterwards, which are now virtually depleted. The search for new copper reserves in the area lead to the discovery of the Changba, then Lijiagou zinc/lead mineralization.

The Changba-Lijiagou project is located in Gansu province in northwestern China. The project took its name from the town of Changba, a small regional agricultural/government center before the arrival of the miners. Changba is 350 kilometers east of the provincial capitol of Lanzhou and 400 kilometers by road and rail north to Baiyin, the headquarters town of BNMC and location of the smelting complex.

Changba and Lijiagou are Sedimentary Exhalative (or SedEx) type deposits. SedEx deposits are characteristically zoned in a pattern with zinc rich material in the center. The Changba-Lijiagou deposits are zinc rich. They are open and substantially untested to depth, as well as laterally along trend. Though exploratory drilling is needed to confirm this, the zinc rich nature of the ore and the long trend length indicate potential for further discoveries in the area. BNMC has completed approximately 250 surface drill holes to test Changba to depth and to outline the Lijiagou mineralization and to test the intervening area at depth.

Environmental Considerations

All areas of past and present mining activities are specifically excluded from the joint venture. Should Minco and/or its partners decide to put all or part of the project into production, there would be an operating agreement negotiated with BNMC. In negotiating the joint venture agreement, Minco will request that a provision be included that will absolve the partners from any environmental hazards arising from BNMC's mining activities prior to the date of the joint venture contract to be negotiated and finalized. The structure of the agreement with BNMC allows Minco to earn a direct interest in the mill site and other infrastructure. Should Minco make a positive production decision, it would have to negotiate an agreement that defines its responsibilities concerning the ultimate rehabilitation of the mill site and include those costs in its decision-making.

Item 5. Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of Minco for the three years ended December 31, 2002, 2001 and 2000, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto.

A. Operating results.

General

The Company is in the exploration stage and had no operating revenue during 2002, 2001 and 2000. Since the signing of its first co-operation agreement in China in 1995, Minco has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious and base metals properties in China. The Company formed a strategic alliance with Teck Corporation and Cominco Ltd. (now called Teck Cominco Limited) for mineral exploration and development in China. To date, the Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated about 300 Chinese mineral properties. The Company has rights to earn interests in three Sino-foreign co-operative joint ventures that have been established within the Chinese mining industry.

Results of Operations

Year ended December 31, 2002, compared to year ended December 31, 2001

During 2002, the Company's activities focused on exploration of the Gobi Gold project in Inner Mongolia and the White Silver Mountain polymetallic project in Gansu Province, China.

For the year 2002, gross exploration costs totaled $494,813, of which $451,434 was spent on the Gobi Gold project and $43,379 was spent on White Silver Mountain compared to the year 2001 where gross exploration costs totaled $330,850, of which $258,288 was spent on the Gobi Gold project and $72,562 spent on White Silver Mountain. During the fourth quarter of 2001, the Company received an expense recovery of $162,015 from Teck Cominco Limited for equipment rental associated with the White Silver Mountain underground drilling completed to June 2001. There was no expense recovery from Teck Cominco Limited for equipment rental associated with the White Silver Mountain project in 2002.

Consulting fees totaled $158,847 compared to $73,510. The increase is associated with two investor relation programs the Company has undertaken in 2002. Salaries and benefits increased to $178,348 from $56,038 for 2001. This increase reflects added staff in the head office for the Company's major investor relation efforts in

2002. Rent cost increased to $115,107 from $79,055 in 2001 due to head office relocation in 2002. Total administrative expenses were $819,120 for 2002 compared to $623,600 for 2001. During fiscal year 2002, the Company undertook major efforts to enhance corporate visibility in security market, and to broader investors base both in USA and abroad.

During 2002, management fees and salaries paid to its directors totaled $75,773. During 2001, management fees and salaries paid to its directors totaled $77,757. In addition, the Company incurred exploration expenses of $71,973 to its directors or corporations controlled by them, compared to paid expenses of $72,648 for the same period of year 2001.

Net loss from operations for 2002 was $(1,288,209) or ($0.07) per share. Net loss from operations for 2001 was $(715,412) or ($0.04) per share under Canadian GAAP and (915,264) or ($0.07) per share under US GAAP.

United States GAAP Reconciliation

Starting in 2002, the Company adapted all United States GAAP recommendations in accounts treatment and reconciliation procedures, as the Canadian GAAP were being called to fully reconcile with United States GAAP for financial reporting purpose. For the year ended December 31, 2001, the Company had a loss of $(915,264) or ($0.07) per share calculated under U.S. GAAP compared to a net loss of $(715,412) or ($0.04) per share calculated under Canadian GAAP. The difference in calculation of loss is primarily attributed to the release of escrow shares which is recorded as compensation of $199,852 under U.S. GAAP.

Year ended December 31, 2001, compared to year ended December 31, 2000

Total administrative expenses were $819,120 for fiscal year 2002 compared to $623,600 for fiscal year 2001. This $195,520 increase was the result of two major investor relation programs the Company undertook in year 2002, and the relocation of its head office.

Total administrative expenses were $623,600 for fiscal year 2001 compared to $740,884 for the year 2000. During fiscal year 2001, expenses decreased in almost all administrative categories including advertising by $9,078, consulting fees by $64,141, promotion and government relations by $24,438. These decreases were offset, in part, by the increase in legal fees by $44,248 related to the Company's Annual Report and registering its common shares with the SEC.

During 2002, mineral property expenditures were $494,813 of which $43,379 was spent on White Silver Mountain and $451,434 was spent on the Gobi Gold project, compared to 2001 mineral property expenditures of $330,850.

During 2001, mineral property expenditures were $330,850 of which $72,562 was spent on White Silver Mountain and $258,288 was spent on the Gobi Gold project.

During 2000, mineral property expenditures were $446,094 of which $87,449 was spent on White Silver Mountain and $358,645 was spent on the Gobi Gold project.

Net loss from operations for 2002 was $(1,288,209) or ($0.07) per share compared to $(915,264) or ($0.07) per share for 2001 under US GAAP..

Net loss from operations for 2000 was $(1,070,773) or ($0.07) per share.

United States GAAP Reconciliation

For the y ear ended December 31, 2002, the Company had a loss of $ (1,288,209) or $ (0.07) per share calculated under U.S. GAAP and Canadian GAAP.

For the year ended December 31, 2001, the Company had a loss of $ (915,264) or $ (0.07) per share calculated under U.S. GAAP compared to a net loss of $(715,412) or $(0.04) per share calculated under Canadian GAAP.

For the year ended December 31, 2000, the Company had a loss of $(1,070,773) or ($0.08) per share calculated under U.S. GAAP compared to a net loss of $(1,070,773) or ($0.07) per share calculated under Canadian GAAP.

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

At December 31, 2002, the Company had working capital of $(227,515). No options or warrants were exercised during 2002.

At December 31, 2001, the Company had working capital of $489,123. No options or warrants were exercised during 2001. During the period of 1999 to 2000, capital additions totaled $111,100 through the exercise of warrants.

The Company anticipates that it will pay for its administrative and exploration costs for 2003 from its current working capital and from the completion of the private placement announced on June 9, 2003 and the convertible debenture that closed in March, 2003. The Company plans to raise additional funds later in the year to assist with further development of its exploration projects and anticipated working capital expenditures during the next two to three years.

The particulars of all capital raising transactions since 1998 are detailed below. Proceeds of these financings have been used for exploration and for development expenditures (only when and if warranted) in connection with Minco's mineral projects located in China, for working capital and for acquisition of additional projects.

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

4.             In May 2002, the Company closed a non-brokered private placement consisting of 2,200,000 shares at a price of C$0.25 per share representing gross proceeds of $550,000.

Subsequent Event

On January 6, 2003, the Company announced that it proposed to complete another financing of up to C$550,000 by way of a 10% Redeemable Convertible Debenture due January 31, 2008. The Debenture would be convertible at any time at the option of the Debenture holders into common shares of Minco at a conversion price of C$0.40 per share. The Debenture allows the Company the option to pay interest on the Debenture in the form of cash or common shares. The maximim number of common shares issuable under the offering would be an aggregate of 1,250,000 after conversation, not including interest payments. On February 27, 2003, the Company announced an oversubscription to the Convertible Debenture by approximately 12% with all other terms of the Private Placement remaining unaltered. Proceeds of this financing are to be used for advancing exploration on the Company's Gobi Gold project, the newly acquired BYC gold project and general working capital. The financing closed on March 6, 2003 for a total of C$580,600.

In February 2003, an officer of the Company exercised 30,000 stock options and in June 2003 and employee exercised 10,000 options for an aggregate of $8,500.00.

On June 9, 2003, the Company announced that it proposed to complete a financing of up to C$1,500,000.00 by way of a private placement at a price of Cdn$0.35 per unit. Each unit will consist of one common share and one half non-transferable share purchase warrant. Each whole warrant will entitle the warrant holder to purchase one common share of the Company for a period of two years. Each whole warrant is exercisable on payment of Cdn$0.40 into one common share of the Company in the first year and Cdn$0.60 per common share if exercised in the second year. A finder's fee will be paid associated with this financing. Proceeds of this financing are to be used for advancing exploration on the Company's Gobi and BYC gold projects in China and for general working capital.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth all current directors and executive officers of Minco as of April 30, 2003, with each position and office held by them in Minco, their terms of office and the period of service as such. Each director's term of office expires at the next annual general meeting of shareholders to be held In June 2003. At such meeting, each current director is seeking re-election.

		Number of Shares	Principal Occupation
		Beneficially Owned,	and if Not at Present
		Directly or Indirectly,	an Elected Director,
		or Over Which Control	Occupation During the
Name and Present		Or Direction is	Past Five (5) Years
Office Held	Director Since	Exercised

Ken Cai	February 1996	5,659,500 (1)	Geologist & Business
President, Chief Executive			Executive
Officer and Director

William Meyer	July 13, 1999	614,000(2)	Professional Engineer
Chairman and Director

Robert M. Callander	August 1996	262,250(3)	Vice President, Caldwell
Director			Securities Ltd.

Hans Wick
Director	March 1997	290,000 (4)	Financial Advisor

(1)     Includes 4,917,500 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest. Also includes 742,000 common shares subject to options.

(2)     Includes 500,000 common shares subject to options.

(3)     Includes 200,000 common shares subject to options.

(4)     Includes 200,000 common shares subject to options.

         Positions held by Minco's directors and officers other than with Minco:

Name	Positions Held
Ken Cai

Director, Chineseworldnet.com

Director, Dragon Pharmaceutical Inc.

Director, Aquasol Environtech Ltd.

President & Director, Kaisun Investment & Development

President & Director, Pacific Canada Resources Inc.

William Meyer

Director, Silver Standard Resources Inc.

Director, Gerle Gold Ltd.

Director, Lysander Minerals Corporation

Director, Cantech Ventures Inc.

Director, Standard Mining Inc.

Director, Trans American Industries Inc.

Robert Callander	Director, Urbana Corporation Director, Pacific Canada Resources Inc. Director, Environwaste Technologies Inc. Director, Member Savings Credit Union Director, Intraconnect Inc.
Hans Wick	Financial Advisor

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

B. Compensation

The aggregate direct or indirect remuneration paid to the directors and officers of Minco, as a group during the fiscal year ended December 31, 2002, for service to Minco in all capacities, was $106,700. Certain information about payments to Minco's executive officers is set out in the following table:

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

Annual Compensation

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other	Shares Under Options	All Other Compensation ($)
Ken Cai President, Chief Executive Officer and Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	$106,700 (1) $110,900 (1) $110,300 (1)	742,000 704,500 371,000	Nil Nil Nil

(1)     Consulting fees paid and amounts paid as a travel allowance.

C. Board practices

The current directors of the board were elected to their position at the annual meeting of shareholders held on June 25, 2002. Each director will continue to serve as such until the next meeting of the shareholders to be held on June 25, 2003. The officers of the Company are elected by the board and serve at the board's pleasure. Directors are elected annually at the Annual General Meeting of shareholders, whereas officers' appointments are approved by the Board of Directors and terminate upon resignation or termination by the Board.

The Company has no contract with any of its officers or directors that provide for payments upon termination.

The Company has an Audit committee consisting of Messrs. Meyer, Wick and Callander. The roles and responsibilities of the Audit committee have been specifically defined and include responsibility for overseeing management reporting on internal control. The Audit committee has direct communication channels with the external auditors.

D. Employees

The Company has ten full-time employees, of which 7 are full time employees and 3 are hired on a part time or contractual basis. Most of the Company's employees are located in Vancouver, British Columbia with three employees located in China.

34

E. Share ownership

During the fiscal year ended December 31, 2002, no amounts were set aside or accrued by Minco or its subsidiaries during such year to provide pension, retirement or similar benefits for directors and officers of Minco, pursuant to any existing plan provided or contributed to by Minco or its subsidiaries.

During 2002, a total of 230,000 options were granted to directors, officers and employees of the Company and no options expired. As of December 31, 2002 stock options totaled 3,052,000. During 2001, a total of 1,686,400 options were granted to directors, officers and employees.

The following table sets forth, as of May 31, 2003, common stock held by Minco's officers and directors and all outstanding options and warrants to purchase common shares of Minco; there are no options to purchase shares of any other class of security:

Common Shares Owned by Officers and Directors

Name	Common Shares Held
Ken Cai, Director	4,917,500*
William Meyer, Director	114,000
Robert Callander, Director	62,250
Hans Wick, Director	90,000
Mar Bergstrom, Officer	Nil
Anna Liu, Officer	Nil
Stephen Kubota, Officer	40,000

    *    Represents shares owned by Pacific Canada Resources Inc., a private company, in which Ken Cai beneficially owns more than 10%

Name	From	Options	Exercise Price	To
Ken Cai	March 5, 1996	321,500	$0.55	March 5, 2006
Ken Cai	June 20, 1997	49,500	$0.55	June 20, 2007
Ken Cai	November 28, 2001	371,000	$0.20	November 27, 2006
Wayne Spilsbury	March 5, 1996	185,000	$0.55	March 5, 2006
Robert Callender	October 8, 1996	97,300	$0.55	October 8, 2006
Robert Callender	November 28, 2001	102,700	$0.20	November 27, 2006
Hans Wick	March 6, 1997	97,300	$0.55	March 6, 2007
Hans Wick	November 28, 2001	102,700	$0.20	November 27, 2006
William Meyer	July 16, 1999	150,000	$0.55	July 16, 2006
William Meyer	December 2, 1999	100,000	$0.55	December 2, 2006
William Meyer	November 28, 2001	250,000	$0.20	November 27, 2006
Ruijin Jiang	January 2, 2001	100,000	$0.55	January 2, 2006
Ruijin Jiang	November 28, 2001	100,000	$0.20	November 27, 2006
Anna Liu	January 2, 2001	75,000	$0.55	January 2, 2006
Anna Liu	November 28, 2001	100,000	$0.20	November 27, 2006
Guirong Xie	January 2, 2001	60,000	$0.55	January 2, 2006
Guirong Xie	November 28, 2001	60,000	$0.20	November 27, 2006
Wilma Gao	January 2, 2001	20,000	$0.55	January 2, 2006
Wilma Gao	February 6, 2002	30,000	$0.25	February 5, 2005
Joe Tai	November 28, 2001	180,000	$0.20	November 27, 2006
Stephen Kubota	February 6, 2002	100,000	$0.25	February 5, 2005
Matthew Kavanagh	February 6, 2002	30,000	$0.25	February 5, 2005
Maggie Wang	February 6, 2002	20,000	$0.25	February 5, 2005
Shiyou Liu	July 22, 2002	50,000	$0.55	July 21, 2005
Dale Paruk	March 4, 2003	50,000	$0.50	May 31, 2003
Dean Danielson	March 26, 2003	100,000	$0.50	March 25, 2008
David Schectman	March 26, 2003	30,000	$0.50	March 25, 2004
Yi Kong Liu	March 26, 2003	100,000	$0.50	March 25, 2006
Jennifer Yu	March 26, 2003	40,000	$0.50	March 25, 2006
Elaine Einarson	March 26, 2003	40,000	$0.50	March 25, 2006
Lambert Pan	March 26, 2003	40,000	$0.50	March 25, 2006
Mar Bergstrom	March 26, 2003	100,000	$0.50	March 25, 2006
Michael Baybak	March 26, 2003	120,000	$0.50	March 25, 2005
W.A. Hubacheck Con	March 26, 2003	204,000	$0.50	March 25, 2004
Gary Reid	April 16, 2003	20,000	$0.50	June 16, 2003

		3,596,000

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

As of March 31, 2003, Minco believes that approximately 1,190,320 of the issued and outstanding common shares were held by 24 shareholders with addresses in the United States.

As far as known to Minco, and except as disclosed herein, Minco is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director and a former director of Minco, as at March 31, 2003, owned approximately 26.42% of the issued and outstanding shares of Minco's common stock.

The following table sets forth, as of March 31, 2003, information with respect to (i) any person who is known to Minco to be the owner of more than 10% of any class of Minco's outstanding voting securities and (ii) the total amount of any class of Minco's voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class

Common Shares	Teck Corporation(1)	1,875,000	10.08%

Common Shares	Pacific Canada Resources Inc.	4,917,500 (2)	26.42%

Common Shares	Dr. Ken Cai	5,659,500 (3)	30.41%
		PCR + Options	28.07%
Common Shares	All officers and directors as a group (six persons)(4)	5,223,750

(1)      Teck Corporation has a right of first refusal to purchase common shares of Minco in any future offerings so as to maintain its ownership. Includes 1,250,000 shares held by Teck Corporation and 625,000 shares owned by Cominco Ltd. which are controlled by Teck Cominco Limited.

(2)      Dr. Ken Cai beneficially owns more than 10% of Pacific Canada Resources, Inc. See also note (3) below.

(3)      Dr. Ken Cai, a director and officer of Minco, beneficially owns more than 10% of Pacific Canada Resources Inc., a private company. Also includes options to purchase 742,000 common shares.

(4)      Includes Dr. Ken Cai's beneficial interest in shares owned by Pacific Canada Resources, Inc. and direct holdings of officers and directors (does not include options granted).

Performance Shares or Escrow Securities

As at March 31, 2003, there were a total of 2,991,322, common shares of Minco held at Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, subject to escrow share restrictions under a Performance Escrow Agreement dated August 17, 1995 (the “1995 Escrow Agreement") and an Escrow Agreement dated February 19, 1996 (the “1996 Escrow Agreement"). As of March 31, 2003, the escrow shares represent approximately 16.07% of the total issued and outstanding shares of Minco.

	Table Of Escrow Shares
	Pacific Canada	Peter P.	Hans	Fotios	Petros S. E.	Colin
	Resources Inc.	Tsaparas	Wick	Kandianis	Tsaparas	McAleenan	Total

Balance December 31, 1996	4,880,000	262,500	90,000	60,000	60,000	90,000	5,442,500

Released at $1.20 per share, June 1998	949,561	131,250	45,000	30,000	30,000	45,000	1,230,811

Released at $1.50 per share, August 1999	508,736	65,625	22,500	15,000	15,000	22,500	649,361

Released at $0.97 per share, March 2001	430,381	65,625	22,500	15,000	15,000	22,500	571,006

Balance May 31, 2001 and March 31, 2003	2,991,322	-0-	-0-	-0-	-0-	-0-	2,991,322

The escrow shares may be released upon the following conditions.

1.       One escrow share for each $0.97 in the value of the interests in the mineral properties acquired by the Company from PCR pursuant to the PCR Agreement (the “PCR Properties"), based on a valuation report to be prepared by a qualified independent consultant, less any expenditures required to be made by the Company, pursuant to the PCR Agreement or otherwise, in order to earn its interests in the PCR Properties (provided that all required Chinese governmental approvals in order to perfect the interests to be acquired by the Company hereunder have been obtained for each of the PCR Properties that are the subject of the valuation report);

2.       One escrow share for each $0.97 in the value of the interest in any new mineral properties acquired by the Company pursuant to the PCR Agreement or the TCIP Agreements (“New Projects"), such value to be determined on the same basis and subject to the same provisions as described in note 1 above.

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

Generally, requests for escrow release are made as a matter of course once per year accompanied by the audited financial statements for the previous year showing verifiable expenditures on mineral properties or cash flow from those properties. Upon review and approval of the statements, the Regulatory Authorities approve the release of the escrow shares in a quantity that matches the actual spending or cash flow divided by the “exploration spending per share" or “cash flow per share." If all the escrow shares are not released to PCR within ten years of issuance, all unreleased escrow shares shall be forfeited by PCR and canceled. The foregoing escrow shares are held subject to the direction and determination of the Regulatory Authorities.

B. Related party transaction

As a result of the PCR acquisition, Minco entered into a consulting agreement dated June 25, 1996, with Kaisun Investment, a private company controlled by Ken Cai, Minco's current President and Chief Executive Officer, under the terms of which such company receives $8,333 per month in exchange for Mr. Cai serving as president and chief executive officer and providing consulting, management and supervision services in connection with the development of overall corporate strategy. In addition, Kaisun Investment receives a travel allowance of $100 a day while Mr. Cai is in China. The consulting agreement has a three-year term and was renewed for an additional three years effective June 25, 1999.

During the years ended December 31, 2002, 2001 and 2000, the Company paid Kaisun Investment, a total of $106,700, $110,900 and $110,300, respectively, for management services, property investigation, geological consulting and rent in China. Kaisun Investment is a company controlled by Dr. Ken Cai, president and director of the Company. The amounts paid to Kaisun Investment include a management fee of $8,333 per month discussed in the preceding paragraph.

Minco believes that the consulting agreement with Kaisun Investment are on terms as favorable as could be obtained from an unaffiliated third party. Other than the previously disclosed agreements with Teck and Cominco, Minco has not entered into any other transactions with Teck or Cominco.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

The following financial statements of Minco are attached to this Annual Report:

1.	Auditors' Report.
2.	Consolidated Balance Sheet at December 31, 2002 and 2001.
3.	Consolidated Statement of Operations and Deficit for the years ended December 31, 2002 and 2001.
4.	Consolidated Statement of Cash Flows for the years ended December 31, 2002 and 2001.
5.	Notes to Consolidated Financial Statements

Dividend policy

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

Item 9. The Offer and Listing

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

The following tables set forth the reported high and low prices for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and for the first quarter of 2000; and (c) each month for the past six months. Beginning in December 1998, Minco's common stock began trading on the Toronto Stock Exchange. Prior to that time, Minco's common shares were trading on the CDNX.

High and low price for the five most recent fiscal years.

Years Ended	High	Low
December 31, 2002	$0.75	$0.20
December 31, 2001	$0.49	$0.20
December 31, 2000	$1.88	$0.30
December 31, 1999	$2.50	$0.95
December 31, 1998	$2.00	$2.40

High and low prices for each quarterly period for the past two fiscal years ended December 31, 2002 and 2001.

Quarter Period	High	Low
Jan - March 31, 2002	$0.49		$0.20
April 1 - June 30, 2002	$0.75		$0.27
July 1 - September 30, 2002	$070		$0.40
October 1 - December 31, 2002	$0.50		$0.25
Jan - March 31, 2001	$0.65		$0.31
April 1 - June 30, 2001	$0.45		$0.20
July 1 - September 30, 2001	$0.36		$0.11
October 1 - December 31, 2001	$0.30		$0.13

High and low prices for each month for the past six months.

Month Ended	High	Low
April 2003	$0.44	$0.28
March 2003	$0.54	$0.38
February 2003	$0.59	$0.35
January 2003	$0.56	$0.41
December 2002	$0.48	$0.26
November 2002	$0.37	$0.25

Item 10. Additional Information

A. Share capital

Minco has 100,000,000 common shares authorized, without par value, of which 18,610,123 shares were issued and outstanding as of May 31, 2003.

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

Of Minco's common shares outstanding, 2,991,322 are held in escrow, subject to release or cancellation upon certain conditions. See Item 7 “Performance Shares or Escrow Securities."

The transfer agent and registrar for the common shares is Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada), 510 Burrard Street, Vancouver, British Columbia, Canada V6B 5A1.

The following table sets forth a history of the share capital for the Company for the last three years, and through May 31, 2003.

	Issuance	Common Share
Balance, December 31, 1997		15,370,123
	Private placement of common shares to Teck Corporation	375,000
Balance, December 31, 1998		15,745,123
	Private placement of common shares	250,000
	Private placement of common shares	150,000
	Exercise of warrants	125,000
Balance, December 31, 1999		16,270,123
	Exercise of warrants	110,000
Balance, December 31, 2000		16,380,123
Balance, December 31, 2001 Balance, December 31, 2002	Private placement of common shares	16,380,123 2,200,000 18,580,123
	Exercise of options	30,000

Balance, May 31, 2003		18,610,123

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

Directors will serve as such until the next annual meeting. In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflic t with his duty or interest director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall note be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

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

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Minco on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the “Investment Act") discussed below under “Item 10. Additional Information, D. Exchange Controls."

In accordance with British Columbia law, directors shall be elected by an “ordinary resolution" which means (a) a resolution passed by the shareholders of Minco in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of Minco who would have been entitled to vote on it in person or by proxy at a general meeting of Minco and that has been consented to in writing by such shareholders of Minco holding shares carrying not less than 3/4 of the votes entitled to be cast on it.

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

2.     Investment and Participation Agreement among PCR, Teck Corporation and Cominco dated February 19, 1996. Under the agreement, PCR granted Teck and Cominco a right to participate in direct and indirect interests in mineral properties acquired by PCR in consideration of an investment in PCR. Investment and Participation Agreement dated February 20, 1996, among Minco, Teck Corporation and Cominco Ltd. granting Teck Corporation and Cominco Ltd. an investment in Minco Mining & Metal and certain rights to properties that may be developed by Minco. The February 19, 1996 and February 20, 1996, are collectively referred to the “Teck-Cominco Agreements."

Pursuant to the terms of the Teck-Cominco Agreements, Teck and Cominco received “earn-in rights" as to the Non-Chinese Interest in any two mineral property rights acquired by Minco in China after the date of the Teck-Cominco Agreements until March 1, 2004. The Non-Chinese Interest with respect to a property represents the direct or indirect interest in a property that is available for a non-Chinese entity or a foreigner to acquire under Chinese Law.

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

If Teck and Cominco determine that a base or precious metal project is to be governed by the Teck-Cominco Agreements, their earn-in rights shall be exercisable in one of two ways, depending on whether the project is determined to be a “development property" or an “exploration property", which determination is made solely by Teck and Cominco. If determined to be a development property, Teck and Cominco shall have the right to acquire 70% of the Non-Chinese Interest in such property and to become the operator of the project by completing, at their sole cost, any further project work and the final feasibility report on the project. Teck and Cominco must then arrange for 70% of the costs required to be provided by the non-Chinese parties to place the property into commercial production. Upon completion of all of the foregoing, Teck and Cominco shall be deemed to have exercised their earn-in rights in respect to the development project. Minco must contribute 30% of the costs required after the completion of the feasibility study.

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

After Teck and Cominco have exercised their earn-in rights in an aggregate of two projects procured by Minco, Teck and Cominco shall have further preferential rights of first refusal in respect to further properties identified by Minco for a period of three years after the exercise of their earn-in rights. These preferential rights of purchase will apply only in circumstances where Minco, if Minco has elected to acquire a project identified by PCR, intend to offer an interest to their parties or have received an offer to purchase, earn or acquire an interest in such properties from third parties. Minco is required to notify Teck and Cominco of its intent to sell an interest in such a project to a third party, and provide Teck and Cominco all information which Minco possesses with res pect to the project as well as the terms of the proposed sale, and Teck and Cominco may, within thirty days, purchase such interest on the terms which Minco had proposed to accept from a third party.

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

a.     One escrow share for each $0.97 in the value of the interests in the mineral properties acquired by the Company from PCR pursuant to the PCR Agreement (the “PCR Properties"), based on a valuation report to be prepared by a qualified independent consultant, less any expenditures required to be made by the Company, pursuant to the PCR Agreement or otherwise, in order to earn its interests in the PCR Properties (provided that all required Chinese governmental approvals in order to perfect the interests to be acquired by the Company hereunder have been obtained for each of the PCR Properties that are the subject of the valuation report);

b.     One escrow share for each $0.97 in the value of the interest in any new mineral properties acquired by the Company pursuant to the PCR Agreement or the TCIP Agreements (“New Projects"), such value to be determined on the same basis and subje ct to the same provisions as described in note 1 above.

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

6.     Sino-Foreign Joint Venture Agreement forming Gansu Keyin Mining Co. Ltd. to explore and develop the White Silver Mountain project. A fully licensed Sino-Foreign joint venture company, Gansu Keyin Mining Co. Ltd. (“Gansu Keyin") has been formed to hold the mineral interests. In order to earn up to an 80% interest in Gansu Keyin which owns the rights to the White Silver Mountain project, Minco must spend a minimum of US$4.8 million (40 million RMB) on the White Silver Mountain property over a six year period. If Minco fails to spend the minimum amount, Minco's interest in Gansu Keyin will be capped by a predetermined formula as set out in the Joint Venture Agreement.

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

7.     Sino-Foreign Joint Venture Agreement forming Damo Mining Co. Ltd to explore and develop the Gobi Gold project. Inner Mongolia Damo Mining Co., Ltd. (“Damo Mining") was formed and operates pursuant to a Sino-Foreign Joint Venture contract between EILR and Minco. Under the terms of the joint venture contract, Damo Mining's board of directors consists of seven directors of which Minco has the right to select four directors, including the chairman. Minco has selected Messrs. Ken Cai, William Meyer, Robert Callander and Ruijin Jiang as its representatives. EILR has the right to select the remaining three directors.

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

8.     Co-operation Agreement regarding the Development of the Changa Lijiagou Land Zinc Deposit dated November 17, 1997, between Minco and Baiyin Non-Ferrous Metals company, a corporation incorporated under the law of the People's Republic of China (“BNMC"). Under this agreement, Minco and BNMC will prepare and file an application with the Chinese governmental authorities to form a joint venture company to explore, and, if warranted, develop and exploit the lead and zinc deposits of Changba and Lijiagou and the joint area between them. If a joint venture company is approved and formed, Minco will contribute capital and advance equipment to develop a 3,500 tonne per day underground mine for a 75% interest in the joint venture and BNMC will contribute its mining right to the Changba and Lijiagou area for its 25% joint venture interest.

9.     On November 18, 2002, the Company signed an agreement with Inner Mongolian Bureau of Non-Ferrous Metals and Exploration, the license holder of the BYC P roject, to acquire a majority interest in the BYC gold project located in central Inner Mongolia, China. The Company can earn a 75% interest in the BYC Project by spending 12 million RMB (approximately C$2.4 million).

10.     In February, 2003, the Company signed a Co-operation Agreement with the Sichuan Bureau of Metallurgical Exploration which gave Minco the exclusive right until May 2003 to enter into a joint centure to explore and develop the Caodi gold project in Sichuan Province, China.

D. Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See “Taxation."

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Minco on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act. The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity") that is not a “Canadian" as defined in the Investment Act (a “non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a “WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Minco was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Minco and the value of the assets of Minco, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Minco. An investment in the common shares by a WTO Investor, or by a non-Canadian when Minco was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Minco and the value of the assets of Minco, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 1996 was any amount in excess of $168 million. A non-Canadian would acquire control of Minco for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of Minco unless it could be established that, on the acquisition, Minco was not controlled in fact by the acquirer through the ownership of the common shares.

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

Chinese Currency

The Chinese currency is the Renminbi yuan (“RMB"). It is not freely convertible although the Chinese government has emphasized that full convertibility is the long-term goal. Full convertibility, probably after some transitional period, will be a condition precedent to membership in the World Trade Organization, for which China has applied. The People's Bank of China, China's central banking authority, publishes the Renminbi exchange rate against the U.S. dollar every day based on the trading price between the two currencies of the previous day on the Inter-Bank Foreign Exchange Market established in Shanghai in 1994. In addition, the People's Bank of China publishes the Renminbi exchange rates against other major foreign currencies. Designated banks participate on the Inter-Bank Foreign Exchange Market through a computer network connected with major cities in China.

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

E. Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of Minco by a United States resident, and who holds common shares solely as capital property (a “U.S. Holder"). This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act"), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty"). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

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

Under ?1296, of the Internal Revenue Code of the United States, a foreign investment corporation is treated as a passive foreign investment company (a “PFIC") if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income. The Company believes that it is a passive foreign investment company (“PFIC") for United States federal income tax purposes with respect to a United States Investor.

Because the Company is a PFIC, unless a United States Investor who owns shares in the Company elects (a section 1295 election) to have the Company treated as a “qualified electing fund" (a “QEF") as described below, the following rules apply:

1.     Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an “excess distribution" (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor's holding period before the taxable year) must be allocated ratably to each day of such shareholder's holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder's gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

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

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder's election year). A section 1295 election is effective for the shareholder's election year and all subsequent taxable years of the shareholder. (In temporary regulations, Treasury provides procedures for both retroac tive and protective elections). Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Secretary.

If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder's holding period, the result will be that the PFIC will qualify as a “pedigreed QEF" with respect to the shareholder. If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF treatment. Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

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

Because the Company's stock is “marketable" under section 1296(e), a U.S. Investor may elect to mark the stock to market each year. In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, on the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock. A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year. Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years. While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the U.S. Investor has marked to market, coordination rules for limited application will apply in the case of a U.S. Investor that marks to market PFIC stock later than the beginning of the shareholder's holding period for the PFIC stock.

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

U.S. Holders

As used herein, a “U.S. Holder" includes a holder of Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution of Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Minco's common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distribution to the extent that Minco has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's UnitedStates federal income tax by those who itemize deductions. (See more detailed discussions at “Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Minco, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for the long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of Minco's common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a tax credit, because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classific ation process. There are further limitations on the foreign tax credit for certain types of income, such as “passive income," “high withholding tax interest," “financial services income," “shipping income," and certain other classifications of income. The availability of foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A U.S. Holder will recognize gain and loss upon the sale of the common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) the shareholder's tax basis in the common shares. The gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending on each U.S. Holder's holding period. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of t he Code), an unused capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

The following table sets forth the percentage of Minco's administrative expense by currency for the years ended December 31, 2002 and 2001.

By Currency

	2002	2001
Canadian Dollar	92%	84%
Renminbi yuan (“RMB")	8%	16%
Total	100%	100%

Such administrative expense by currency may change from time to time. Further, Minco incurred exploration costs of $494,813 and $168,835 for the years ended December 31, 2002 and 2001, respectively, all of which we paid in RMB.

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

Item 12. Description of Securities Other than Equity Securities

The Company announced in January, 2003 a financing of up to Cdn$500,000 by way of a Convertible Debenture (the "Debenture").

The Debenture coupon would pay interest at a rate of 10% per annum, payable semi-annually and would mature in five years from the date of issue. The Debenture would be convertible at any time at the option of the Debenture Holders at a conversion price of Cdn$0.40 per share. The maximum number of common shares that would be issued under the offering would be an aggregate of 1,250,000 after conversion. Any Debenture converted into Minco shares during the first calendar year would be subject to a one year hold period from the date of issue of the Debenture.

The Debenture calls for the redemption or conversion of the Debenture into common shares of the Company at any time should the common shares trade at an average closing price of 100% or greater than the conversion price of the Debenture for a period of 30 consecutive trading days. Any accrued interest will be paid to the investors up to the conversion date.

In February, 2003 the Company announced it had oversubscribed the Debenture financing by approximately 12%.

In March, 2003, the Company announced it had closed the Debenture financing and under the offering would issue an aggregate of 1,451,500 common shares, if converted.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15. Controls and Procedures

(a)     Evaluation of disclosure controls and procedures

         Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F for the year ended December 31, 2002, the Company's principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-14© and 15d-14© under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)     Changes in internal controls

          There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16. Audit Committee Financial Expert

[Reserved]

PART III

Item 17. Financial Statements

Attached hereto

Item 18. Financial Statements

Not Applicable

Item 19. Exhibits

a.     Financial Statements

b.     Exhibits

Exhibit Number	Description
12.1	Certification of President Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chairman of the Board Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and that it has duly caused the undersigned to sign this Annual Report on its behalf.

                                                                                    Minco Mining & Metals Corporation

Dated: June 23, 2003

                                                                                      /s/ Dr. Ken Z. Cai

                                                                                     Dr. Ken Z. Cai

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

December 31, 2002, 2001 and 2000

Index

Auditors' Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC Canada V6J 1G1

Telephone: (604) 734-1112 Facsimile: (604) 714-5916

Website: www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

We have audited the consolidated balance sheets of Minco Mining & Metals Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in United States. Application of accounting principles generally accepted in United States would have affected the company's financial position and its shareholders' equity as at Dec ember 31, 2002 and 2001 and its results of operations for each of the years in the three-year period ended December 31, 2002, to the extent summarized in Note 13 to the consolidated financial statements.

                                                                                                                                                        /s/Ellis Foster

Vancouver, Canada

March 13, 2003

EF     A partnership of incorporated professionals

         An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited

        - members in principal cities throughout the world

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Balance Sheets
December 31, 2002 and 2001
(Expressed in Canadian Dollars)

	2002	2001

ASSETS

Current
Cash and cash equivalents	$40,681	$214,827
Marketable securities	61,918	430,759
Sundry receivable	62,724	73,856
Prepaid expenses and deposits	38,606	171,289

	203,929	890,731

Mineral interests (Note 4)	100	100

Capital assets (Note 5)	82,672	98,095

	$286,701	$988,926

LIABILITIES

Current
Accounts payable and accrued liabilities	$431,444	401,608

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital (Note 6)	10,836,933	10,286,933

Contributed surplus	6,148	-

Deficit	(10,987,824)	(9,699,615)

	(144,743)	587,318

	$286,701	988,926

Commitments (Note 10)

Approved by the Directors:	"Ken Z. Cai"	"William Meyer"
	Ken Z. Cai	William Meyer

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Operations and Deficit
Years Ended December 31, 2002, 2001 and 2000
(Expressed in Canadian Dollars)

	2002	2001	2000

Interest and sundry income	$25,724	$77,023	$116,205

Exploration costs	494,813	168,835	446,094

Administrative expenses
Accounting and audit	24,800	62,070	69,171
Advertising	3,025	9,587	18,665
Amortization of capital assets	20,922	25,877	35,187
Capital taxes	-	-	5,765
Conference	-	-	2,377
Consulting fees	158,847	73,510	137,651
Legal	19,090	92,503	48,255
Listing, filing and transfer agents	25,857	16,082	16,460
Management fees	75,773	34,143	48,474
Office and miscellaneous	54,331	41,556	58,909
Project investigation	25,034	-	-
Promotion and government relations	68,061	91,161	115,599
Rent	115,107	79,055	72,723
Salaries and benefits	178,348	56,038	65,837
Stock based compensation	6,148	-	-
Telephone	15,011	7,354	14,289
Travel and transportation	28,766	35,038	28,892
Foreign exchange loss (gain)	-	(374)	2,630

	819,120	623,600	740,884

Loss for the year	(1,288,209)	(715,412)	(1,070,773)

Deficit, beginning of year
As previously stated	(9,699,615)	(6,702,833)	(6,078,154)
Adjusted for change in accounting
for exploration costs (Note 2b)	-	(2,281,370)	(1,835,276)

Deficit, beginning of year, as restated	(9,699,615)	(8,984,203)	(7,913,430)

Deficit, end of year	$(10,987,824)	$(9,699,615)	$(8,984,203)

Loss per share - basic and diluted	$(0.07)	$(0.04)	$(0.07)

Weighted average number of
common shares outstanding
- basic and diluted	17,682,041	16,380,123	16,335,178

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001 and 2000
(Expressed in Canadian Dollars)

	2002	2001	2000

Cash flows from (used in)
operating activities
Loss for the year	$(1,288,209)	$(715,412)	$(1,070,773)
Adjustment for items not involving cash:
- amortization	31,560	41,075	56,898
- stock based compensation	6,148	-	-
- loss (gain) on sale of marketable securities	700	(35,168)	(42,325)
Change in working capital items:
- sundry receivable	11,132	4,220	14,807
- prepaid expenses and deposits	132,683	(114,688)	7,874
- accounts payable and accrued liabilities	29,836	72,735	44,124

	(1,076,150)	(747,238)	(989,395)

Cash flows from financing activities
Shares issued for cash	550,000	-	111,100

Cash flows from (used in)
investing activities
Acquisition of capital assets	(16,137)	(4,506)	(1,725)
Proceeds from sales of
marketable securities	1,762,378	4,850,254	2,298,889
Purchase of marketable securities	(1,394,237)	(4,103,016)	(1,467,760)

	352,004	742,732	829,404

Decrease in cash and cash equivalents	(174,146)	(4,506)	(48,891)

Cash and cash equivalents,
beginning of year	214,827	219,333	268,224

Cash and cash equivalents,
end of year	$40,681	$214,827	$219,333

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

2.       Change in Accounting Policies

(a)      Effective January 1, 2002, the Company adopted prospectively a new standard for the accounting for Stock-based compensation and other stock-based payments (“CICA 3870"), as recommended by the Canadian Institute of Chartered Accountants.

As permitted by the CICA Handbook, Section 3870, the Company adopted the intrinsic value method for stock-based compensation granted to employees of the Company which compensation cost is recognized for stock options granted at prices below the market price of the underlying common share on the date of grant. The Company is required to provide pro-forma information with regard to its net income as if the compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in the CICA Handbook, Section 3870.

For stock options awards granted to non-employees and all direct awards of stocks, the Company applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company's stock.

The adoption of the new accounting policy has no cumulative effect on the prior year's financial statements.

2.       Change in Accounting Policies (continued)

(b)      Effective January 1, 2001, the Company has changed its accounting policy to write off exploration costs until such time as reserves are proven. The result is a writedown of the Company's previously capitalized mineral interests to a nominal value.

The change in accounting policy has been accounted for retroactively. The effect of the change in policy is to reduce the mineral interest value at December 31, 2001 by $2,450,305, increase the opening deficit at January 1, 2001 by $2,281,370 and to increase the loss for the year ended December 31, 2001 by $168,835.

(c)      Effective January 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive. Therefore, basic and diluted earnings (loss) per share would be the same.

3.       Significant Accounting Policies

(a)      Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned British Virgin Island subsidiary, Triple Eight Mineral Corporation (“Temco"). All material inter-company balances have been eliminated.

(b)      Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(c)      Capital Assets

Amortization is provided as follows:

Motor vehicles	30% per annum, declining-balance basis
Mining equipment	30% per annum, declining-balance basis
Computer equipment	30% per annum, declining-balance basis
Office equipment and furniture	20% per annum, declining-balance basis
Leasehold improvements	5 year, straight-line basis

Amortization is provided at half the annual rate in the year of acquisition.

(d)      Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchas ed. As at December 31, 2002 and 2001, cash equivalents consist of bank redeemable term investment certificates.

(e)      Marketable Securities

Marketable securities are stated at the lower of cost and market value. As at December 31, 2002, marketable securities consist of bonds issued by the Government of Canada. The market value is $61,918 (2001 - $430,759).

(f)      Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(g)      Foreign Currency Transactions

The Company maintains its accounting records in its functional currency (i.e., Canadian dollars). It translates foreign currency transactions into its functional currency in the following manner:

At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

(h)      Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are expensed when incurred until such time as reserves are proven.

(i)       Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

4.       Mineral Interests

(a)     The White Silver Mountain properties are located in Gansu Province, China. A joint venture company, Gansu Keyin Mining Co. Ltd. (“Keyin"), was formed to hold the above mineral interests. In order to earn an 80% interest in Keyin, the Company must expend 40 million RMB (approximately US$4.8 million) on the properties.

(b)     The Inner Mongolia property (Gobi Gold Project) is located in Inner Mongolia Autonomous Region, China. Pursuant to a Cooperative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending US$2.5 million over a four-year period. A joint venture company called Inner Mongolia Damo Mining Co. Ltd. was formed to hold the above noted mineral interests.

The costs incurred on the Company's mineral properties, which are all located in China, are as follows:

	Costs incurred to December 31 2001	2002 Exploration costs, net of expense recovery	Costs incurred to December 31 2002
Currently active properties:
- White-Silver Mountain	$1,305,975	$ 43,379	$1,349,354
- Inner Mongolia – Gobi Gold	707,311	451,434	1,158,745
	2,013,286	494,813	2,508,099
Inactive properties:
- Heavenly Mountains	436,519	-	436,519
- Emperor's Delight	100	-	100
- Crystal Valley	100	-	100
- Stone Lake	100	-	100
- Changba Lijiagou Lead-Zinc Deposit	100	-	100
- Chapuzi	100	-	100
	437,019	-	437,019

	$2,450,305	494,813	2,945,118
Expensed exploration costs	(2,450,205)	(494,813)	(2,945,018)
	$ 100	-	$ 100

5.       Capital Assets

	2002
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 71,635	$ 56,853	$ 14,782
Office equipment and furniture	87,035	67,754	19,281
Motor vehicles	59,309	50,836	8,473
Mining equipment	191,873	156,935	34,938
Leasehold improvements	5,776	578	5,198
	$ 415,628	$ 332,956	$ 82,672

	2001
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 65,191	$ 51,900	$ 13,291
Office equipment and furniture	83,118	60,330	22,788
Motor vehicles	59,309	47,205	12,104
Mining equipment	191,873	141,961	49,912
	$399,491	$301,396	$ 98,095

6.       Share Capital

(a)     Authorized: 100,000,000 common shares without par value

(b)     Issued:

	Shares	Amount
Balance December 31, 2000 and 2001	16,380,123	$10,286,933
Issued pursuant to a private placement at $0.25 per share	2,200,000	550,000
Balance, December 31, 2002		$10,836,933

(c)      As at December 31, 2002, 2,991,322 (2001 – 2,991,322) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

7.       Stock Options

During the year, the Company's Board of Directors approved and granted 430,000 stock options to employees of the Company. Each entitles its holder to acquire one share of the Company's common share per each option granted. These options are vested over the period from February 6, 2002 to July 21, 2005 and expire on July 21, 2005.

Stock options outstanding as at December 31, 2002:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2001	2,637,000	$ 0.37
Granted	430,000	$ 0.52
Expired	(15,000)	$ 0.55
Options outstanding at December 31, 2002	3,052,000	$ 0.39

The weighted average fair value of the option granted during the year ended December 31, 2002 was $0.31

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.10 - $0.50	1,646,400	3.62	$0.22	1,199,732	$0.16
$0.51 - $1.00	1,405,600	3.49	$0.58	1,185,601	$0.50
	3,052,000	3.56	$0.39	2,385,336	$0.33

Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro-forma effect of all awards granted. For disclosure purposes, the fair value of each option granted to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 84% to 111%, and expected lives of approximately 5 years. Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company's net loss:

7.       Stock Options (continued)

2002
Net (loss) for the year:
- as reported	$ (1,288,209)
- pro-forma	(1,362,126)
Basic and diluted (loss) per share:
- as reported	$(0.07)
- pro-forma	$(0.08)

8.       Income Taxes

(a)      A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2002	2001

Statutory income tax rate	(40%)	(45%)
Tax losses not benefited	40%	45%
Effective tax rate	-	-

(b)      As at December 31, 2002, the Company has non-capital losses of approximately $7,746,000, unused cumulative Canadian and foreign exploration and development expenses of $3,020,000, and undepreciated capital costs of approximately $440,000 carried forward for tax purposes and available to reduce taxable income of future years. The non-capital losses expire commencing in 2003 to 2009. The exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.

Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is unlikely.

9.       Related Party Transactions

(a)     The Company incurred the following expenses to its directors or corporations controlled by its directors:

	2002	2001
Management fees	$ 75,773	$ 77,757
Exploration costs	71,973	72,648
	$147,746	$150,405

(b)     Accounts payable of $37,468 (2001 - $80,058) is due to a director or a corporation controlled by a director of the Company.

10.     Commitments

(a)     The Company has commitments in respect of office leases requiring minimum payments of $865,072, as follows:

2003	$ 182,914
2004	201,345
2005	203,409
2006	207,537
2007	69,867
$865,072

The Company has entered into a sub-lease agreement for a portion of its leased premises and anticipates recovering approximately $95,000 per annum.

(b)     The Teck-Cominco Agreements

The Company has entered into agreements with Teck Corporation (“Teck") and Cominco Ltd. (“Cominco"), both of Vancouver, B.C., Canada on February 19, 1996 and February 20, 1996, respectively (collectively the “Teck-Cominco Agreements").

Pursuant to the terms of the Teck-Cominco Agreements, Teck and Cominco received “earn-in rights" as to the Non-Chinese Interest in any two mineral property rights acquired by the Company in China after the date of the Teck-Cominco Agreements until March 1, 2004.

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

11.     Financial Instruments

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

12.     Subsequent Events

(a)     Subsequent to the year-end, 30,000 stock options were exercised by an employee at $0.20 per share.

(b)     Subsequent to the year-end, the Company granted 50,000 stock options to an employee at $0.50 per share expiring on March 3, 2005.

(c)     Subsequent to the year-end, the Company closed a convertible debenture financing of $580,600. The debenture will pay interest at a rate of 10% per year and will mature in five years. The debenture will be convertible at any time at the option of the debenture holders into common shares of the Company at a conversion rate of $0.40 per share and the converted common shares will be subject to a one-year hold period from the date of closing. The Company holds the option to pay interest on the debenture in the form of cash or common shares.

13.     Reconciliation of Canadian and United States Generally Accepted Accounting Principles

(a)     The Consolidated Statement of Shareholders' Equity , prepared in accordance with the U.S. GAAP as required, is now presented as an additional schedule.

(b)     Reconciliation of Consolidated Balance Sheet items:

	2002	2001
Mineral interests (Canadian GAAP)	100	100
Nominal carrying value written off	(100)	(100)
Mineral interests (US GAAP)	-	-
Securities available for sale (Canadian GAAP)	61,918	430,759
Unrealized gain	-	3,210
Securities available for sale (US GAAP)
Total assets (US GAAP)	286,601	992,036
Total liabilities (US GAAP)	431,444	401,608

(c)     Reconciliation of Consolidated Statement of Operations Items:

	2002	2001	2000
Loss for the year (Canadian GAAP)	$ (1,288,209)	$ (715,412)	$ (1,070,773)
Release of escrow shares as compensation	-	(199,852)	-
Loss for the year (US GAAP)	$ (1,288,209)	$ (915,264)	$ (1,070,773)
Loss per share – basic and diluted (US GAAP)	$ (0.09)	$ (0.07)	$ (0.08)
Weighted average number of common shares outstanding - basic and diluted (US GAAP)	14,690,719	13,388,801	12,828,232

(d)      Marketable Securities

All of the Company's marketable securities are classified as available-for-sale securities under US GAAP. Available-for-sale securities are recorded at market value. Unrealized holding gains and losses on available-for-sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders' equity until realized. A summary of available-for-sale securities by major security type is as follows:

	Cost	Gross unrealized holding gains (losses)	Market value
2002:
Canadian Treasury Bills	$ 61,918	$ -	$ 61,918
2001:
Bonds issued by provincial government in Canada	$ 430,759	$ 3,210	$ 433,969

(e)      Escrow Shares

562,500 escrow shares may be released, upon application, on the basis of 15% of the original number of escrow shares for every $100,000 expended on exploration and development of a resource property provided that no more than 50% of the original number of escrow shares may be released in any twelve-month period. In addition, where administrative expenses exceed 33% of total expenditures during the period of application, then the release factor of 15% will be reduced to 7.5% and the percentage of the original number of escrow shares available for release in any twelve-month period will be reduced to 25%. 281,250 shares, 140,625 shares and 140,625 shares were released in 1998, 1999 and 2001 respectively.

Pursuant to another escrow share agreement, 4,880,000 escrow shares may be released, upon application, on the basis of one escrow share for every $1.81 expended on exploration and development of a resource property, including expenditures on mining equipment, but excluding expenditures on Chapuzi and Savoyardinskii properties. 949,561 shares, 508,736 shares and 430,381 shares were released in 1 998, 1999 and 2001 respectively. As at December 31, 2002, there were 2,991,322 such escrow shares outstanding.

U.S. GAAP requires that the fair value of the shares at the time they are released from escrow should be recognized and charged to income. The C ompany recorded $199,852 in 2001 relating to the release of 571,006 escrow shares.

As escrow shares are contingently cancellable, they are excluded from the calculation of the weighted average number of shares for purposes of loss per share under U.S. GAAP.

(f)      Stock Based Compensation

In 2002, The Company adopted the CICA Recommendation “Stock-based compensation and other stock-based payments" to account for stock based compensation. The adoption of the Recommendation will harmonize the U.S. and Canadian GAAP in this aspect.

In 2000 and 2001, the Company adopted the Accounting Principles Board (“APB") No. 25 “Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options under the U.S. GAAP. Under APB 25, no compensation is recognized in connection with options granted to employees except if options are granted at a strike price below fair value of the underlying stock. The Company did not have any stock based compensation after applying APB 25 in 2000 and 2001.

The Company did not grant any stock options in 2000. A summary of the stock options movement in 2000 and 2001 is as follows:

	Number of shares	Weighted average exercise price
Outstanding, December 31, 1999 and 2000	1,000,600	$1.42
Re-priced	1,000,600	0.55
Granted	1,686,400	0.27
Cancelled	(1,050,600)	1.38
Outstanding, December 31, 2001	2,637,000	0.37

The Company is required under the U.S. GAAP to disclose pro-forma information regarding its “Loss for the year" and “Loss per Share" as if it has accounted for its stock based compensation using the fair value method as required under SFAS 123.

The weighted-average fair value of the stock options granted and modified in 2001 is estimated by applying the Black-Scholes Option-pricing Model with the following weighted-average assumptions.

Number of options	Dividend yields	Expected volatility	Risk-free interest rate	Expected lives in years	Weighted average fair value of options
2,687,000	0%	83%	4.9%	5.2	$ 0.25

Had the Company adopted the fair value method to account for its stock based compensation, the Company's loss for the year, basic and diluted loss per share would have been increased on a pro-forma basis as indicated below:

	2002	2001	2000
Loss for the year:
- as reported	$ (1,288,209)	$ (915,264)	$(1,070,773)
- pro-forma	$ (1,465,985)	$ (1,400,134)	$(1,070,773)
Basic and diluted loss per share:
- as reported	$ (0.09)	$ (0.07)	$ (0.08)
- pro-forma	$ (0.10)	$ (0.10)	$ (0.08)

(g)     New Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The rescission of SFAS No. 4, Reporting Gains and Losses from Extinguishments, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking Fund Requirements, which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 145 is effective for fiscal years beginning January 1, 2002. The adoption of SFAS No. 145 will not have an impact on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issued No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No.146 will not have an impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of indebtedness of Others – An Interpretation of FASB Statements of No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 will not have impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation – Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods for voluntary transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income (loss) and earnings (loss) per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS No. 148 will not have an impact on the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities– An Interpretation of Accounting Research Bulletin (ARB) No. 51. This interpretation clarifies how to identify variable interest entities and how the Company should assess its interests in a variable interest entity to decide whether to consolidate the entity. FIN 46 applies to variable interest entities created after January 31, 2003, in which the Company obtains an interest after that date. Also, FIN 46 applies in the first fiscal quarter or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003. The Company has not determined the impact FIN 46 may have on the financial statements.

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2002, 2001 and 2000
(Expressed in Canadian Dollars)

	Common Shares	Shares Amount	Additional paid-in capital	(Deficit) accumulated	Accumulated other comprehensive (loss)	Total Shareholders' equity (deficiency)	Total Comprehensive (loss)
Balance, December 31, 2000	16,380,123	-	$14,410,914	$(12,991,935)	$(98,919)	$1,320,060	$ -
Release of escrow shares as compensation	-	-	199,852	-	-	199,852	-
Other comprehensive income - unrealized gain (loss) on available-for-sale securities	-	-	-	-	(14,220)	(14,2200)	(14,220)
Comprehensive income - net (loss) for the year	-	-	-	(915,264)	-	(915,264)	(915,264)

Balance, December 31, 2001	16,380,123	-	14,610,766	(13,907,199)	(113,139)	590,428	$ (929,484)
Shares issued for cash on May 29, 2002 for private placements at $0.25 per share	2,200,000	-	550,000	-	-	550,000	-
Stock based compensation	-	-	6,148	-	-	6,148	-
Other comprehensive income - unrealized gain (loss) on available-for-sale securities	-	-	-	-	(3,210)	(3,210)	(3,210)
Comprehensive income - net (loss) for the year	-	-	-	(1,288,209)	-	(1,288,209)	(1,288,209)

Balance, December 31, 2002	18,580,123	-	$15,166,914	$(15,195,408)	$(116,349)	$(144,843)	$(1,291,419)

EXHIBIT 12.1

CERTIFICATIONS

I, Ken Z. Cai, certify that:

1.     I have reviewed this annual report on Form 20-F of Minco Mining & Metals Corporation;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly presents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)       designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)       evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)       presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.     The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 23, 2003

"Ken Z. Cai"
 Ken Z. Cai, President

EXHIBIT 12.2

CERTIFICATIONS

I, William Meyer, certify that:

1.     I have reviewed this annual report on Form 20-F of Minco Mining & Metals Corporation;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly presents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)       designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)       evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)       presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.     The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 23, 2003

"William Meyer"
 William Meyer, Chairman of the Board