Form 20-F
period 2003-12-31
MINCO MINING & METALS CORP
filed 2004-05-27
CIK 1020825

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 20-F

☐

Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☑

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

☐

Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Exact name of registrant as specified in its charter)

Province of British Columbia (Canada)

(Jurisdiction of incorporation or organization)

Suite 1980, 1055 West Hastings Street

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

N/A Title of each class	N/A Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without par value

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of  the period covered by the annual report.    27,614,029

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     ✓

No  _______

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17    ✓

Item 18   _______

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

Minco Mining & Metals Corporation is a corporation incorporated under the laws of the province of British Columbia, Canada.  As used herein, except as the context otherwise requires, the term "we", "us", "our", "Minco" or the "Company" refers to Minco Mining & Metals Corporation and its consolidated subsidiaries.  The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted auditing standards and are presented in Canadian dollars.  Unless otherwise indicated, reference to dollar amounts in this Annual Report shall refer to Canadian dollars.

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

PART 1

Item 1.

Identity of Directors, Senior Management and Advisers

A.  Directors and Senior Management

The following table sets forth as of April 30, 2004, the names, business addresses and functions of Minco's directors and senior management.

Name	Business Address	Position
Ken Cai	Suite 1980 - 1055 West Hastings Street Vancouver, British Columbia Canada V6C 1X8	President, Chief Executive Officer and Director
William Meyer	Suite 1980 - 1055 West Hastings Street Vancouver, British Columbia Canada V6C 1X8	Chairman and Director
Robert M. Callander	43 Delhi Avenue North York, Ontario, Canada M5M 3B8	Director

Hans Wick Robert Gayton Michael Legg	Gartenstr. 7 Zurich, Switzerland CH8002 1550 - 1185 West Georgia Street Vancouver, B.C., Canada V6E 4E6 525-2050 Scotia Street, Vancouver, B.C., Canada V5T 4T1	Director Director Officer

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

C.  Auditors

The Company's auditors are Ellis Foster, Chartered Accountants.  Their address is 1650 West 1st Avenue, Vancouver, British Columbia Canada V6J 1G1.  Ellis Foster has been the Company's auditor for at least the past six years.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

A.

Selected Financial Data

The following selected financial information for the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003 are derived from the financial statements of Minco which is reported in Canadian dollars and should be read in conjunction with the financial statements and the notes thereto attached to this Annual Report.  Minco's financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").  There are significant differences between Canadian GAAP and U.S. GAAP including the recording of exploration costs, recognition of compensation expense upon release of the escrow shares and issuance of stock options and the recording of marketable securities.  For a discussion between Canadian GAAP and United States GAAP, see note 15 to the Company's financial statements.

*****Canadian GAAP, as previously reported*****

At December 31

1998

2003

2002

2001

2000

1999

Operations

Interest and Sundry Income             $    38,044

 $     27,160             $     77,023

$

116,205

$

144,042

Exploration Expense                            308,858

      494,813                  168,835

-

-

Mineral Interests written off                     -

           -                                 -

0

579,088

Loss for Period                                (1,769,195)

 (1,288,209)            (706,007)

(624,679)

(1,506,108)

Income (loss) from Continuing

   Operations per Common Share           ($0.08)

     ($0.07)                     ($0.04)

($0.04)

($0.09)

Common Shares used in

   Calculations                                 20,875,129

17,682,041              16,380,123

16,335,178

16,154,986

Consolidated Balance Sheet Data

Total Assets                                    $ 6,982,050

$    286,701             $   998,331

3,912,973

4,382,428

Mineral Interests                                          100

            100                         100

2,281,470

1,835,376

Total Liabilities                                     357,670

     431,444                  401,608

328,873

284,749

Share Capital                                  $19,201,871

$10.836,933          $10,286,933

$

10,286,933

$

10,175,833

The Company has changed its accounting policy for mineral interests to write-off exploration cost as incurred until such are proven.  (Previously the Company's policy was to capitalize exploration costs until it had been determined that  economically proven reserves are located on the property).  The change has been accounted for retroactively with prior years being restated. The effect of the restatement is as follows:

***** Canadian GAAP, as restated *****

At December 31

                                                            2003

                   2002                         2001

                 2000                        1999

Operations

Interest and Sundry Income        $     38,044

$     27,160

 $

  77,023

$

116,205

$

144,042

Exploration Expense                        308,858

     494,813

168,835

446,094

759,871

Mineral Interests written off

  -

           -

      -

     -

      -

Operating Loss                            (1,769,195)

(1,288,209)

(715,412)

(1,070,773)

(1,570,542)

Loss for Period                            (1,769,195)

(1,288,209)

(715,412)

(1,070,773)

(1,686,891)

Income (loss) from Continuing

   Operations per Common Share

($0.08)

($0.07)

($0.04)

($0.07)

($0.10)

Common Shares used in

   Calculations                              20,875,129

17,682,041

16,380,123

16,335,178

16,154,986

Consolidated Balance Sheet Data

Total Assets                                   6,982,050

      286,701

    988,926

 1,631,603

  2,547,152

Mineral Interests

     100

             100

           100

           100

           100

Total Liabilities                                357,670

      431,444

     401,608

    328,873

     284,749

Share Capital                             $19,201,871

$10,836,933

  $

10,286,933

   $

10,286,933

  $

10,175,833

United States GAAP

At December 31

                                                          2003

               2002

               2001

                2000

               1999

Operations

Interest and Sundry Income     $     38,044               $         27,160

  $

 77,023

$

116,205

$

144,042

Exploration Expense                     308,858

494,813

168,835

446,094

759,871

Loss for Year                           (1,769,195)

(1,288,209)

(915,264)

(1,070,773)

(2,544,584)

Income (loss) from Continuing

   Operations per Common Share    ($0.10)

($0.07)

($0.07)

($0.08)

($0.21)

Common Shares used in

   Calculations                           17,883,807

14,690,719

13,388,801

12,828,232

12,189,894

Consolidated Balance Sheet Data

Total Assets                                 6,981,086

    286,601

    992,036

  1,648,933

  2,547,052

Mineral Interests

-

           -

            -

            -

             -

Total Liabilities                              357,670

    431,444

    401,608

     328,873

     284,749

Share Capital                            $19,201,871                $   10,836,933

     $      14,610,766

$

14,410,914

$

14,299,814

Exchange Rates

The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar =U.S. $1).

Year Ended: December 31 2003	Average 1.46	Period End 1.35	High 1.59	Low 1.33
2002	1.57	1.58	1.61	1.51
2001	1.54	1.59	1.60	1.49
2000	l.48	1.49	1.55	1.43
1999	1.48	1.44	1.52	1.45

On April 30, 2004, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 equals Cdn$1.37.

Month	High	Low
April 2004	1.37	1.31
March 2004	1.35	1.31
February 2004	1.34	1.31
January 2004	1.33	1.27
December 2003	1.34	1.29
November 2003	1.34	1.30

B.

Capitalization and indebtedness

The Company's capitalization as of December 31, 2003, is as follows:

Consolidated Balance Sheet Data	December 31, 2003
Long-Term Debt	$0
Shareholder's Equity	$6,624,380
Share Capitalization	$21,014,276

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

The Company's Interests in Its Joint Ventures Will Be Subject to Dilution.  Under the terms of its joint venture agreements, the Company may earn a specified percentage in the joint venture provided that the Company spends a required amount on project expenditures for the joint venture.  In the event the Company ceases to make its project expenditures, its interest in the joint venture will be subject to dilution.

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

Item 4.  Information on the Company

Introduction

Minco Mining & Metals Corporation is a British Columbia corporation whose common shares trade on the Toronto Stock Exchange ("TSX") under the trading symbol MMM.  The principal executive office of the Company is located at Suite 1980 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9, and the Company's telephone number is 604-688-8002.  Through joint ventures with Chinese governmental entities, and others, the Company is engaged in the acquisition, exploration and development of precious and base metal mineral projects in the People's Republic of China.  The Company has no affiliation with 3M Corporation, which company's trading symbol in the United States is MMM.  The Company's wholly-owned subsidiary, Triple Eight Mineral Corporation ("Temco"), is a British Virgin Islands corporation also engaged in the acquisition and exploration of mineral projects in China.  See Item 4, C - "Organizational Structure."

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

The Company was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name "Caprock Energy Ltd."  On February 19, 1996, current management acquired its interests in the Company pursuant to the following agreements: the "PCR Agreement," and the "Teck-Cominco Agreements," described below under Item 4, B - "Business Overview"; "The PCR Agreement" and "The Teck-Cominco Agreements."  The purpose of the PCR Agreement was to transfer Pacific Canada Resources, Inc.'s  ("PCR") assets to the Company allowing the Company to explore and evaluate mineral properties in China for potential acquisition, and if warranted development.

Business Overview

Background

Since the signing of its first co-operation agreement on the Chapuzi project in China in 1995, the Company has been active in mineral exploration and property evaluations in China.  The Company intends to build a portfolio of base metals and precious metals properties in China.  As discussed below, a strategic alliance was formed with Teck Corporation and its 50.1% subsidiary, Cominco Ltd., for mineral exploration and acquisition in China.  The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China.  Currently, the Company has interests in three Sino-Foreign  co-operative joint ventures  with Chinese mining organizations to hold mineral rights in China.

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

A summary of the Company's exploration operations in China for fiscal years 2003 follows.  For detailed property descriptions please refer to section D. Description of Property.

Yangshan Gold Field - Anba Property

In November, 2003, the Company announced it had executed several agreements with the Gansu Provincial government and two other companies in the Gansu Province for the exploration and development of the Anba gold deposit in the Yangshan Gold Field.  Minco, through its joint venture company, Gansu Keyin Mining Co. Ltd., will have the right to acquire a 40% equity interest in the Yangshan Gold Mining Co., Ltd., ("YGM") a joint venture company.  YGM will acquire a 100% interest in the Anba gold deposit for US$6 million, consisting of a 40% initial payment (US$2.4 mil) and the balance of 60% (US$3.6 mil) will be paid over a five year period.

Yangshan Gold Field - Western Extension Properties -  Guanniuwan, Hongyangou and Guojiagou Areas

In December, 2003, the Company announced it had executed a Cooperation Agreement with No. 2 Exploration Institute of the Gansu Bureau of Geological Exploration ("GBGE") for the exploration and development of mineral resources also in Gansu Province of China.  Minco and GBGE will establish a new sino-foreign joint venture to explore for gold in three areas:  the Guanniuwan, Hongyangou and Guojiagou.  All of these areas are located in the Yangshan Gold Field.  Minco will have the right to earn a 75% equity interest in the three areas through a joint venture.  The total initial investment in the joint venture will be 7.5 million RMB (approx. US$960,000), 75% contributed by the Company and 25% contributed by GBGE (being the consideration for vending in the Exploration Permits they hold on the three areas).  A joint venture contract was signed subsequently on March 1, 2004.

BYC Gold Project

On November 18, 2002, the Company reached an agreement with the Inner Mongolian Bureau of Non-Ferrous Metals and Exploration to acquire the majority interest in the BYC gold project, an advanced-stage gold exploration project, located in central Inner Mongolia.  In July 2003 a joint venture, called Inner Mongolia Huayu-Minco Mining Co. Ltd., was formed between Minco and Inner Mongolia Bureau of Nonferrous Metal Exploration for the BYC project. Under the agreement, Minco can earn a 75% interest in the BYC project by spending approximately C$2.4 million  (12 million RMB) on exploration and development on the property.  Currently, the Company and its Chinese partner obtained required business licenses and other approval from the Chinese government in December 2003.

In November 2003, the Company entered into a Joint Venture Letter Agreement with New Cantech Ventures Inc. ("New Cantech"), whereby New Cantech acquired the right to earn a 51% interest in the BYC Gold Project by spending C$2.4 million on exploration over a three year period.  A further 9% could be earned by bringing the property to pre-feasibility.  New Cantech's first year's commitment is C$400,000.

Gobi Gold Project

The Company acquired its earn-in rights to the Gobi Gold project, located in western Inner Mongolia in the south Gobi Desert, China, in 1999.  Minco has the right to acquire a 75% equity interest in Damo Mining Co. Ltd., who was assigned the licenses on the project, by spending approximately US$2,500,000 million on exploration and development over four years.  Total expenditures funded by Minco from inception to December 31, 2003 is $1,375,551.  Minco earned a 54% project interest.

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

During 2002, the Company completed a phase one drilling program consisting of 14 holes, designed to test the gold zone at depth and laterally to the southwest.  The Company also continued detailed exploration on three additional licenses, which had the same geological environment, which had exceptional early stage success.  Data from  the 2002  exploration program has been reviewed and a 2000-meter drill program was proposed for the 2003 field season.  The 2003 drilling program was designed to trace the contact between the mineralized fault zone controlling mineralization and the permissive calcareous siltstone horizon which hosts the bulk of the mineralization at both the Chinese mine and Minco's Discovery Pit.

In February 2003, the Company completed 1,173 meters of drilling in nine holes.  The program targeted the extension to the Discovery Pit area and four geophysical anomalies.  Four holes, drilled in and around the Discovery Pit area, encountered mineralization in the 0.5 to 2.7 gram per tonne range in 1 to 5 meter widths.  Testing of new geophysical targets did not lead to any new mineralized zones.  The Company is now reviewing its options on its main license as well as the adjoining license where gold mineralization has been exposed by trenching over a distance of 500 meters but has never been systematically explored.

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

In March 2002, Teck Cominco advised the Company that it had decided to withdraw from the project and would retain no interest in the property.  Teck Cominco Limited had been the operator and funded the projects exploration to year end 2001 and advised the Company that it would not fund the project in 2002.  Teck Cominco had recommended that the 2002 exploration program should focus on an underground drill program to follow up the down-dip extensions of the known ore bodies intersected by previous underground drill programs beneath the existing Xiaoteishan Mine with a goal to define a 5 million tonne reserve, which holds a potential 10 million tonne reserve potential, with a view to establishing a project that can be placed into production in a cost effective and timely manner.  As the primary focus of the Company's

2002 exploration program was the Gobi Gold project, the Company decided to defer the drilling program until completion of additional financing.

The withdrawal by Teck Cominco resulted in the Company's interest in the White Silver Mountain increasing to 41.4%.  In August 2003, the Company entered into an amendment agreement to the original joint venture contract with Baiyin Non-Ferrous Metal Cooperation to stop the earn-in process on the White Silver Mountain. Pursuant to the terms of the joint venture contract, Minco has earned a 61% equity interest on the White Silver Mountain and Baiyin Nonferrous Metals Company of the People's Republic of China 39%.

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

For the years ended 2003 and 2002, the Company funded exploration costs of its Gobi Gold project and Teck Cominco Limited funded exploration expenditures at the White Silver Mountain project.  In 2003, the Company  signed an agreement allowing Minco the right to earn a 75% interest in the BYC gold project and also signed a Co-operation Agreement to enter into a joint venture agreement to explore and develop the Caodi gold project.  See Item 4 - "Information on the Company, "Property, Plant and Equipment".

As at year end December 31, 2003, the Company had working capital of $6,558,219. compared to C$(227,515) at December 31, 2002.

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

On January 6, 2003 the Company announced its plan to complete a private placement of C$500,000 by way of a 10% Redeemable Convertible Debenture Due January 31, 2008.  The Debenture coupon will pay interest semi-annually of 10% and mature in five years from the date of issue.  The Debenture will be convertible at any time at the option of the Debenture holders into common shares of Minco at a conversion price of C$0.40 per share.  The Debenture calls for the redemption or conversion into Minco common shares should the common shares trade at an average closing price of 100% or greater than the conversion price of the Debenture for a period of 30 consecutive trading days.  The Company also holds the option to pay interest on the Debenture in the form of cash or common shares.  The maximum number of shares that may be issued under the offering was an aggregate 1,451,000 common shares, excluding any interest payments.  On February 27, 2003, the Company announced the oversubscription of this private placement to C$580,000 with all other terms remaining unchanged.  On March 6, 2003 the Company announced the closing of this private placement. In November, 2003, pursuant to Section 3(b) of the Debenture, the Company notified the Debenture holders it was shortening the conversion period.  The principal and interest amounts owing were converted into an aggregate of 1,461,750 common shares and paid out to all Debenture Holders in January, 2004.

On June 9, 2003, the Company announced that it proposes to complete another financing of C$1,500,000.00  at a price of Cdn$0.35 per unit.  Each unit will consist of one common share and one half non-transferable share purchase warrant.  Each whole warrant will entitle the warrant holder to purchase one common share of the Company for a period of two years.  Each whole warrant is exercisable on payment of Cdn$0.40 into one common share of the Company in the first year and Cdn$0.60 per common share if exercised in the second year.  The Company will pay a finder's fee associated with this financing.  On July 29, 2003, the Company closed this private placement.

Proceeds from this financing will be used for advancing exploration on the Company's Gobi and BYC gold projects in China and for general corporate working capital.

On November 14, 2003 the Company announced its plan to complete a bought deal financing for 2,500,000 Units at a price of $2.00 with a provision for an additional 500,000 Units.  Each Unit will comprise one Common Share of the Company plus one-half of one common share purchase warrant.  Each whole Warrant is exercisable by the holder at any time for a period of twenty four months to acquire one Common Share at a price of $2.50.  On November 19, 2003, the Company announced this private placement would be increased by 1,248,848 Units with all other terms remaining unchanged.  On December 10, 2003, the Company closed this private placement of Cdn$6,373,041.60 at $1.70 per Unit.  Each whole Warrant would be exercisable by the holder at any time for a period of twenty four months from the date of Closing at a price of $2.15.

Proceeds from this financing will be used for payment and exploration expenditures on the ANBA property, Yangshan Gold Belt, Gobi Gold expenditures and general working capital.

As at April 30, 2004, the Company had working capital of C$6.2 million.  The Company believes that it has sufficient working capital to fund certain exploration commitments on the Gobi Gold and Yangshan property for fiscal year 2004.   As of the date of this filing, the Company has not finalized its 2004 Budget and Exploration Program and cannot yet determine what its funding requirements will be if exploration work is also undertaken on Minco's newly acquired projects.  The Company will require additional financing for future working capital and also to fund future exploration programs on its properties.  Additional capital would be required if any major exploration efforts were conducted on any of the Company's properties.

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

As partial consideration for the investments by Teck and Cominco, they received "earn-in rights" as to the Non-Chinese Interest ("NCI") in any two mineral property rights acquired by Minco in China after the date of the Teck-Cominco Agreements until March 1, 2004.  The Non-Chinese Interest with respect to a property represents the direct or indirect interest in a property that is available for a non-Chinese entity or a foreigner to acquire under Chinese Law.  As of March 1, 2004, Teck Cominco did not exercise their earn-in rights and therefore the Teck-Cominco agreements have expired.

As of April 30, 2004, Teck Cominco continues to hold 2,546,429 common shares representing an 8.52% share interest  in the Company and continues as Minco's strategic partner in China.

The White Silver Mountain Teck Agreement

On June 15, 1998, Teck exercised its option with respect to the White Silver Mountain Project (see Item 4 - Description of Property) under which it has the right to acquire up to 70% of Minco's interest in, or a net 56% in, the White Silver Mountain Project by purchasing 375,000 common shares of Minco at a price of $2.00 per share, which occurred on July 10, 1998, and by exercising warrants to purchase 125,000 common shares of Minco at a price of $3.00 per share, within one year, and funding all of Minco's  obligations  on the White Silver Mountain  project up to the point of production.  These warrants were not exercised.  As a part of the transaction, warrants were issued to Teck allowing it to buy an additional 125,000 shares at a price of $2.00 per share, for one year, and warrants to buy a further 125,000 shares at a price of $3.45 per share for two years.  Cominco has "back-in rights" with respect to this project to earn up to a 20% working interest in the Non-Chinese interest in the property up to the pre-feasibility stage by repaying Teck and Minco one and one-half times the total project expenditures up to the date of exercise of its rights and thereafter funding its pro-rata share of feasibility and development costs.  If Cominco exercises these back in rights, Minco's interest would be reduced to a 19% carried interest.  Teck & Cominco have since merged to form Teck Cominco Limited which company has withdrawn from the project with no retained interest in the project leaving Minco with a 41.4% interest in the project since March 2002.

The White Silver Mountain agreements with Teck and Cominco are separate from the Earn-In Rights that are detailed in the section above.  The White Silver Mountain Agreement does not constitute an exercise of either Teck's or Cominco's first right of refusal, which remain intact.

In August 2003, the Company entered into an amendment agreement to the original joint venture contract with Baiyin Non-Ferrous Metal Cooperation to stop the earn-in process on the White Silver Mountain.  Pursuant to the terms of the Joint Venture Contract, Minco has earned 61% equity interest on the White Silver Mountain and Baiyin Nonferrous Metals Company of the People's Republic of China 39%.

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

Gold Mining in China

Gold has been produced in China for over 4,000 years.  In less than ten years China has grown into the 4th largest gold producer.  In 2003, gold production was over 200 tonnes.  It is presumed that early Chinese production was from placer deposits, and placer reserves still account for over 15% of China's total gold production.  The primary gold producing provinces in China are Shandong, Henan, Hebei, Shaanxi, Heilongjiang, Liaoning  and Nei Mongol Provinces.  In 2003 there were 800 gold mines in China with stable production capacity of 150 tonnes per year.

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

In 2003, exploration rights for 334 properties were awarded to foreign companies.  Mining companies from ten countries are currently investing in exploration and mine acquisition in China.

The Ministry of Geology and Mineral Resources, which formerly administered geological exploration and also carried out exploration through its own personnel, has been replaced by the new Ministry of Lands and Mineral Resources.

Chinese-Foreign Co-Operative Joint Ventures

Minco has entered into three joint ventures to explore, and if warranted, to develop the BYC, and Gobi gold projects and the White Silver Mountain project.  It may soon enter into a fourth joint venture agreement to develop the Yangshan - West Extension gold projects.  Minco believes that each of the joint ventures has complied with the required statutory regulations.

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

C.

Organizational Structure

Minco Mining & Metals Corporation (the "Company or Minco") was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name "Caprock Energy Ltd."  On February 19, 1996, current management acquired its interests in Minco pursuant to the "PCR Agreement," and the "Teck-Cominco Agreements,". The Company has one wholly owned subsidiary, Triple Eight Mineral Corporation ("Temco"), a corporation organized on September 1, 1995, under the laws of the British Virgin Islands and having a statutory office at Arawak Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

The following chart sets forth the Company's corporate structure, including its subsidiary, related parties and their jurisdictions of incorporation along with the various mineral properties held by each of them:

(1)

License acquired in December 2003 to form Inner Mongolia Huayu-Minco Mining Co. Ltd.,  a Chinese state-owned company.  Minco has the right to earn up to a 75% interest in joint venture.

(2)

Owned by the Sichuan Bureau of Metallurgical Exploration.  Under a Co-operation Agreement with Sichuan Bureau of Metallurgical Exploration Minco has a right of first refusal to enter into a joint venture agreement to explore and develop the Caodi Project.  Minco has not yet finalized the joint venture agreements.

(3)

Formed by Minco and the Exploration Institute of Land and Resources of Inner Mongolia ("EILR"), a department of the Chinese government.  As of February 28, 2003, Minco has not yet earned its 75% interest.

(4)

Formed by Minco and Baiyin Non-Ferrous Metals Corporation ("BNMC"), a Chinese state-owned company.  Teck Corporation waived its right to earn 70% of Minco's interest for a net 56% interest.  As of December 31, 2003, Minco has earned a direct 61% interest in the WSM project.

(5)

Owned by BNMC.  Under a Co-operation Agreement with BNMC, Minco has the right to earn up to a 75% interest in joint venture.  As of December 31, 2003, Minco has not yet earned its 75% interest.

(6)

Formed by Minco and Baiyin Non-Ferrous Metals Corporation ("BNMC"), a Chinese state-owned company.  Formed in August, 2003.  No interest earned as of December 31, 2003.

(7)

Formed by Minco and No. 2 Geological Exploration Academy of Gansu Bureau of Geological Exploration.  No interest earned as of December 31, 2003.

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

The Gobi Gold project is situated along the eastern extension of the Tian Shan Gold Belt, which hosts important deposits in Uzbekistan and Kyrgystan to the west.  World-class, sediment-hosted gold deposits occurring in the Tian Shan Gold Belt include Murantau with a resource of 140,000,000 ounces gold (site of the Newmont dump leach project), Kalmakya with 26,000,000 ounces gold and 13,000,000 tons of copper, and Kumtor with 13,000,000 ounces gold (a Cameco operated mine).

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

Other prospects identified in the license blocks from regional geochemical surveys have had limited to no follow-up work. Known mineralization is developed in calcareous sedimentary units and proximal to small felsic intrusions.  Field examination of two prospects visited in 1999 showed features indicative of skarn style mineralization.  The exploration program for 2000 involved ground magnetic surveys and geological mapping over the two identified skarn  prospects  to establish drill targets. Field-checks of the remaining geochemical anomalies was conducted.  During 2002 a drill program tested results from previous exploration programs and 2003 fieldwork involved more drilling on the most favorable targets.  Total expenditures from inception to December 31, 2003, funded by Minco were approximately $1,375,551.

Environmental Considerations

The exploration activities proposed for the Gobi Gold project, including potential drill testing of new anomalies, will result in  little  surface disturbance,  and standard reclamation procedures will be used for areas such as trenches or drill pads.  Minco does not believe that there will be any potential environmental liability arising from these activities.

2001 and 2002 Exploration

The 2001 exploration program consisted of detailed structural mapping, IP and/or TEM surveys and trenching in selected areas.  Compilation of this data outlined 17 exploration targets in the surveyed area, part of which is sand-covered.  These programs resulted in a substantial gold/copper discovery.  Gold values averaging 14.79 grams/tonne gold, 1.0 gram/tonne silver and 1.25% copper were encountered over a sample length of 9 metres in a 20 metre deep pit excavated at the site of the previous years discovery.  Significantly the footwall of the gold bearing section consists of massive sulphides grading 20% copper.  Coincident IP data indicated a large lateral extent to this style of mineralization making the zone a focus of on-going exploration.

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

Exploration data from Phase-I drilling program was reviewed and a 2000-meter drill program was proposed for the field season of 2003. As the top priority, the 2003 drill program consisted of at least 3 fences of drill holes along the trace of the contact between the mineralized fault zone controlling mineralization and the permissive calcareous siltstone horizon which hosts the bulk of the mineralization at both the Chinese mine and Minco's Discovery Pit.

In 2003

A detailed IP survey further defined the drilling targets, particularly to pinpoint the extensions of the targeted feeder zones to the gold mineralizing systems partically explored by the 2002 drill program.

The Phase-II drilling program commenced in the summer of 2003 in the Zhulazhaga License area.  Minco drilled approximately 1,173m in 9 holes.  The program focused on the north-south structurally controlled feeder zone, which is the principal control of mineralization at the Discovery Pit and the Chinese operated heap leach mine to the north.

By the end of October, 2003, seven holes (G03-1 to G03-7) were completed in the Phase II drill program. Five holes (G03-1 to G03-5) were drilled to follow up the gold mineralization discovered in 2001 and initially drilled in 2002. The targeted structures and mineralized zone were intersected in 4 of the 5 holes located to the south and west of the "Discovery Pit" which yielded 14.89g/t gold over 9 meters.

Elsewhere, G03-6 was drilled to test anomaly M-8, which is located about 1000m northeast of the producing mine (1.3 million oz gold resource) operated by the local government. The hole entered the targeted mineralized zone at a depth of 244m and ended at 252m while still in mineralization.  G03-6 had to be abandoned due to mechanical drilling difficulty in this highly fractured horizon. 700m further to the northeast, G03-7 has been drilled to test the magnetic and IP anomaly M-9 which has geophysical characteristic similar to anomaly M8.

Testing of new geophysical targets did not lead to any new mineralized zones.

Plans for 2004

Minco is reviewing its options on its main license as well as the adjoining license where gold mineralization is  exposed in trenching over a distance of 500 meters but has never been systematically explored.

Coadi Gold Project

In February, 2003, the Company signed a Co-operation Agreement  with the Sichuan Bureau of Metallurgical Exploration which gave Minco a right of first refusal to enter into a joint venture to explore and develop the Caodi gold project in Sichuan Province, China.  This Agreement was subject to a full due diligence on the project conducted by Minco.

History & Location

There is a distribution of known gold mines in this gold triangle where more than 400 tonnes of gold has been reported.  Within a distance of 200 km along the border of Sichuan and Gansu provinces, seven large size gold deposits of similar type have been discovered with proven resources according to Chinese estimates ranging from 20 tonnes gold to more than 100 tonnes gold.  Widespread alluvial gold has also been found in most drainages in this area.  One of the new and important deposits, theYangshan Gold Deposit, contains more than 100 tonnes gold and is approximately 50 km to the southeast of the Caodi deposit along the same tectonic trend.

The Caodi gold project is located in the well known Qinling Gold District 200 km north east of the capital city of Chengdu.

Deposit Type and Exploration Potential

The Caodi gold deposit consists of a number of Upper Paleozoic sediment-hosted and structurally controlled veins in an area of about 3 km2. Mineralization types include brecciated dolomitic limestone, silicalite and marlite and mineralized granite porphyry dykes. The EW-trending faults across the area control the distribution of gold mineralization. Most of the surface gold veins are located in geochemical gold anomalous centers delineated by 200ppb Au in soil. Thirty-five gold showings have been delineated by surface mapping, trenching and adits in a core area of 3 km2 within the large license area (45km2). With a cutoff of 1g/t Au, the surface extension of individual gold vein is from 190m to 866m in length and 1.6m to 24m in width. Average grade of surface trench samples is from 2g/t to 3.6g/t gold. Much wider and higher-grade mineralization zones have been intersected in several adits from 50m to 100m below the surface outcrops. Typical results of fresh material in adit samples within the main zone returned values of 6.8 g/t Au over 9.2 meters (3g/t cutoff). The Chinese operator estimates that the gold resource on the project consists of approximately 8 tonnes of gold metal with a multi-million ounce resource potential. The Sichuan Bureau of Metallurgical Exploration has been operating a small-scale test heap leach on the project since 1997 with an average recovery rate of 90%.  Detailed exploration has been focused on a 3 sq. km area, a very small part of the 45 sq. km license.  Preliminary regional geochemical exploration of the whole license area indicates that the balance of the license area is equally prospective for similar style gold mineralization.

In 2003

Following a detailed technical due diligence and a site visit, the Company concluded that it could be difficult to develop a large-scale, open pit mine on the Caodi gold project.  The Company's primary focus for 2003 exploration efforts were the Gobi Gold and BYC gold projects.

Plans for 2004

There are no current plans to pursue its interest in the Caodi Gold project.  The Company did not incur significant expenses on the Caodi Gold project.

BYC Gold Project

On November 18, 2002, the Company signed an agreement with the Inner Mongolian Bureau of Non-Ferrous Metals and Exploration, the license holder of the BYC Project, to acquire a majority interest in the BYC gold project located in central Inner Mongolia, China.  In July 2003 a joint venture, called Inner Mongolia Huayu-Minco Mining Co. Ltd., was formed between Minco and Inner Mongolia Bureau of Nonferrous Metal Exploration for the BYC project. The Company can earn a 75% interest in the BYC Project by spending 12 million RMB (approximately C$2.4 million).

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

The original discovery of gold was made in late 1980's by following up a major regional geochemical gold anomaly that covers an area of more than 100km².  More than 100 surface gold showings were delineated in an area 12 km long and 3 km wide.  Some of the showings returned very high values.  Like many areas of new gold discoveries this triggered the widespread illegal artisanal mining activities for the surficial portions of the gold showings over the entire area. Recently, all the illegal mining activities at BYC were banned by the government as a nation wide law enforcement program.

Deposit Type and Exploration Potential

The BYC gold occurrence is a structurally controlled shear hosted auriferous vein system, which develops at or near the contact of a Mesozoic granodiorite with early Proterozoic sedimentary and volcanic rocks.  All principal-mineralized zones on BYC concession are either shear hosted or extensional veins.  Most of these structures are located within well-formed planar brittle-ductile shear zones with very good surface continuity.  Based on the distribution of the auriferous veins at surface, at least four major structural and auriferous zones are identified with strike lengths ranging from 700 meters to more than 1,500 meters.  Grade of auriferous veins occurred in the Proterozoic sedimentary and volcanic sequence are generally from 1 g/t to 8 g/t gold.  Higher grades were detected where the auriferous veins occurred in the granodiorite intrusions (the inner contact zone) with significant values as high as 71 g/t Au over 9 meters and 14.5 g/t Au over 4 metres.

In 2003

The Company's initial program consisted of careful compilation of all the available assay data, detailed 1:5000 scale geological mapping with special emphasis on structural analysis, as well as outcrop and trench scale lithological mapping.  The completed surface program defined several drill targets.  During the second half of the 2003 field season, a drill program was conducted upon the completion of the initial program.  Drilling focused on the "North Zone" at the west end of the host monzonite intrusion.  This is the general area of an early trench sample yielding 71 g/t gold over 9 meters.

On March 20, 2003, Teck Cominco  waived its back-in rights on the BYC project located in Inner Mongolia of

China.  Therefore, the BYC gold project will not be a project that is subject to the Investment and Participation Agreement dated February 20, 1996.  If Minco pursues the BYC project on its own, without a joint venture partner, and when Minco would like to bring a partner to the project, Minco will give Teck Cominco the rights to negotiate a participation agreement.

In November, 2003, the Company and New Cantech Ventures Inc. ("New Cantech") entered into a Letter of Intent whereby New Cantech acquired the right to earn a 51% interest by spending on exploration $2.4 million over a three year period.  A further 9% can be earned by bringing the property to completion of a preliminary pre-feasibility study.  The first year's commitment is $400,000.  Minco will remain the operator of the exploration program.

Plans for 2004

Minco's initial exploration program will consist of a thorough compilation of available assay data, detailed geological mapping, topographic and legal surveying, sampling, trenching, magnetic surveying, and I.P. test survey and 3,000 to 4,000 meters of NQ drilling.

White Silver Mountain

Minco acquired its rights to the White Silver Mountain, a polymetallic project located in Gansu Province, China, pursuant to the "Co-operation Agreement for Mineral Exploration and Development" between the Company and Baiyin Non-Ferrous Metals Corporation ("BNMC") signed on November 17, 1997.  A fully licensed Sino-Foreign joint venture company, Gansu Keyin Mining Co. Ltd. ("Gansu Keyin") was formed to hold the mineral interests.  In order to earn up to an 80% interest in Gansu Keyin, which owns the rights to the White Silver Mountain project, Minco is required to spend a minimum of US$4.8 million (40 million Renminbi Yuan "RMB") on the White Silver Mountain property over a six-year period.  If Minco fails to spend the minimum amount, Minco's interest in Gansu Keyin will be capped by a predetermined formula as set out in the Joint Venture Agreement.  BNMC contributed the exploration permit held by it and the geological data and research results, including drill core samples and maps, for its 20% interest in Gansu Keyin.  Following the completion of the above expenditures by Minco, each party shall make contributions to Gansu Keyin in proportion to their respective beneficial interests.  Pursuant to an option agreement dated December 22, 1999, with effective date of June 10, 1998, the date a letter agreement was entered into, Minco granted Teck an option to earn 70% of Minco's 80% interest, for a 56% net interest in Gansu Keyin, by assuming all of Minco's funding requirements until commercial production has been attained.  Since inception to December 31, 2003, total expenditures on the White Silver Mountain project are Cdn$3.7 million, of which Cdn$2.3 million was funded by Teck Cominco but credited to Minco.  Minco's interest under the agreement has now been capped at 61%.

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

Environmental Considerations

The Gansu Keyin joint venture agreement specifically excludes any areas of past or present mining activity.  Minco foresees no direct or indirect liabilities arising from the activities of BNMC on its own mine sites.  In the White Silver Mountain underground exploration area, Teck hired BNMC as a contractor to undertake all underground excavation.  BNMC was responsible for the disposal of all mining waste (mainly barren rock) in an environmentally sound manner.  Similarly, it is expected that BNMC would be retained as the mining contractor if the joint venture makes a positive production decision.  BNMC would have operational management of the project and would be responsible for adherence to sound environmental practice.  If smelting is done by BNMC, it would be governed by a standard commercial contract under which the handling and safe disposal of any attendant waste products would be BNMC's sole responsibility.

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

In August, 2003, an amendment agreement to the original joint venture contract ("JVC") was entered into between Minco and Baiyin Non-Ferrous Metal Cooperation to stop the earn-in process on the White Silver

Mountain project.  Pursuant to the terms of the JVC, Minco has earned 61% equity interest on the White Silver Mountain project.

2001 & 2002 Exploration

The White Silver Mountain project program for 2000 consisted of 250 meters of underground excavation, establish drill stations, approximately 2,000 meters of underground drilling and a surface program which included geological mapping and approximately 200 line kilometers of electromagnetic surveying.  The mapping and electromagnetic surveys generated new targets for a surface drilling campaign to be undertaken in 2001 after Keyin has received and interpreted the results of the surface work and the current underground drill program.  The cost of this program was approximately C$400,000 and was funded by Teck.

In April 2001, Teck commenced a surface diamond drilling program comprising an estimated 2,700 meters, targeting priority zones based on a combination of electromagnetic conductors with coincident surface alteration zones and mineralization in geological setting prospective for volcanogenic massive sulphide minerals.  Results were mixed in that the target horizon was intersected in a number of holes, no ore grade mineralization was encountered.

In 2003

The Company's interest has now been capped at 61%.  The Company will seek a joint venture partner to continue a proposed underground drilling program.

Plans for 2004

The Company did not incurred significant expenditures on this project in 2002 nor 2003.  In 2004, however, there has been a significant increase in all metal prices leading to a review of the Company's options relating to the re-activation of this project.

Changba-Lijiagou Project

Minco does not have plans for future work programs on the Changba-Lijiagou project because the focus of the Company's 2004 exploration program will be on the Yangshan Gold Belt projects.

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

Since entering into the agreement, Minco has concentrated its efforts on the Lijiagou mineralization.  The  work undertaken to date is of a preliminary nature.  Further third party work and a complete feasibility study would be required prior to any production decision.  No exploration activities were conducted in 2001, 2002, 2003 and none are planned for 2004 and no joint venture has yet been entered into.

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

Plans for 2004

Minco does not propose to undertake further exploration and development work on the Changba-Lijiagou project at this time, as the Company's primary focus will be on the Yangshan Gold Belt projects.  The Changba project is not a high priority, however, this situation could change with the improvement in base metal prices.

Yangshan Gold Belt - Anba Property

Property Description and Location

The license area is 1.45km2 and is located at about 30 km north of the county town of Wenxian County.  Highway 212, a two lane asphalt highway, passes through the license area and the nearest railway station lies 186 km from the area.  The license area is defined by the following geographic coordinates:

(1)

104o39'27", 33o02'27";

(2)

104o39'17"; 33o02'47";

(3)

104o40'50", 33o02'47"; and

(4)

104o40'40", 33o03'06".

In November 2003, the Company signed several agreements with the Gansu Provincial government and two other companies in Gansu for the exploration and development of the Anba gold deposit in the Yangshan Gold Field, Gansu, China.  Minco, through its joint venture company, Gansu Keyin Mining Co. Ltd. ("Keyin") has the right to acquire a 40% equity interest in the Yangshan Gold Mining Co., Ltd. ("YGM"), a joint venture company to be established for the exploration and development of the Anba gold deposit.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The license area is 1.45 km2 and is located about 30 km north of the country town of Wenxian County, Gansu Province, China.  Highway 212, a two lane asphalt highway passes through the license area and the nearest railway station lies 186 km from the area.

The Yangshan district is located in the southern terminus of Gansu Province in a region dominated by north-northwest trending major valleys and moderate population density.  Climate is moderate, with temperatures ranging from -13o C to 0o C in the coldest winter month, January, increasing to 16o C to 28o C during the summer month, July.  Total annual rainfall in the district averages between 300 - 350 mm, and dryland agricultural methods are common in this area.  Estimates of population density in the southern Gansu area place it at approximately 100 - 249 people per square kilometer.

The area is a deeply dissected, mountainous area of moderate relief.  The mean elevation of the concession is approximately 2000 m, local differences in relief are in the 400 to 500m range.  Small towns occur and other resource extraction plants, principally for industrial minerals, are located within a few kilometers of the concession area.    Agriculture is the main local economy and, as is similar throughout China, virtually all-arable land is under active cultivation.  Water and power supplies are close at hand, and with some improvements, would meet the needs of any potential mining operations.

History

Active exploration in the Yangshan district has had the following chronological development:

1967 - 1970:  1:200,000 geological mapping was completed by the regional geological survey team of Shaanxi province.  Since then exploration activities for copper, iron, manganese and barite were conducted at different scales by different geological teams.

1982 - 1984:  Regional geochemical stream sediment sampling was conducted by the Gansu Geochemical Survey Team (now restructured as No. 2 Geo-exploration Institute).  Strong geochemical; Au, As, Sb and Hg anomalies were delineated along  the regional arcform faults.  These programs were part of a continent scale geochemical exploration program instituted by the Chinese government beginning in 1979 and covering greater than 5 million square kilometers of Chinese territory.

From 1985 to the present follow-up of the regional geochemical anomalies and detailed geological exploration has been carried out by different geological organizations in the Yangshan area.  These activities have led to some important discoveries such as Caodi, Xinguan, and Yangshan gold deposits.

Most recently, diamond drilling on the property has been conducted over the past three year period using one large Russian model diamond drill rig which has successfully completed 22 vertical diamond holes.  Drilling is largely completed during the months March to October with an extended field break taken during the winter months.  During this same period, underground drifting, metallurgical samples and preliminary resource calculations have been undertaken.

Geological Setting

In the Qinling area, the principal hosts to Carlin style mineralization are Devonian sedimentary formations.  These rocks are flanked to the north by the Hubei Craton and intruded by a sequence of younger Mesozoic calc-alkaline intrusive rocks.  These sequences may be divided into three principal units with an overall east-west orientation and reflect three sub-basins.  The northern assemblage is the Tangzang-Shanyang sub-basin and the southern assemblage is the Hueixian-Xunyang sub-basin.  Most of the mineral occurrences within this belt are contained with the Fengxian-Zhengan, sub-basin.

The Fengxian-Shengan sub-basin contains the several Devonian aged carbonate sequences, most of the sequences are dominated by fine grained clastic sediments, calcareous sandstones, shales, medium to thick bedded micritic limestones and bioclastic limestones.  Triassic aged assemblages may be structurally interleaved within the Devonian section.  Very significantly, several important occurrences in this area, including Dongbeishai are hosted in fine grained black clastic sedimentary rocks with very high organic contents and significantly elevated regional background gold contents, 21.06 - 30.70 ppb Au in rock, which is 10 - 15 times above the regional background.  Throughout the Qinling basin, host rocks to most of the Chinese gold deposits are more common near the transitional zone between carbonate and siliceous clastic rocks, and many of the occurrences are hosted in sandstones and calcareous sandstones.

At least six large late Mesozoic granitic intrusions, several small Middle Paleozoic basic intrusions and locally andesitic porphyritic intrusions cut the Devonian to Triassic section in the Qinling area.  Dyke rocks and small intrusions are locally gold mineralized including those in the Yangshan Anba area.  These intrusive rocks have geochemical signatures in Sn, W, Mo and Bi.

The structural style in the western Qinling is dominated by rock fabrics and structural elements which are related to series of Palaeozoic and Mesozoic accretionary processes. The late Palaeozoic Variscan (405 - 270 Ma) and Yanshanian (208 - 90 Ma) are the principal orogenic and collisional events which have deformed the host stratigraphy in the western Qinling area.

Significant, north verging thrust faults are common and some of these are closely related to major occurrences, eg the Dongbeizhai deposit forms in the silicified, brecciated and carbonaceous mudstones which characterize the footwall to the Kuashiya fault.

At the regional scale, the area is composed of two major tectonic units 1) the Metianling Anticlinorium, and 2) the south zone of the EW-trending West Qinling fold zone. The Metianling Anticlinorium exposes in its core a sequence of  Precambrian intermediate-basic volcanic rocks which may host both copper and nickel occurrences and are also host to numerous structurally controlled orogenic auriferous quartz veins. The EW-trending west Qinling fold zone is an Upper Palaeozoic-Mesozoic fold and thrust belt. This orogenic event compresses, and closes  the Devonian, Carboniferous, Permian and Triassic sub-basins. The deformed sub-basins are now distributed subsequently along east to west axis with the youngest formations preserved in the north and the oldest in the south.

The distribution of the Palaeozoic rocks are controlled by a group of arcform, translational and north verging thrust faults. Major Carlin-type gold deposits including Yanshan, Xinguan, and Caodi are all found along the roughly EW-trending arcform faults.

Distribution of trace elements is closely associated with rock types in the area.  Anomalous Cu , Pb, Zn and Ag occurred in the Precambrian volcanic rock units at the south part of the west Qinling gold belt. Geochemical gold anomalies were delineated in both Precambrian volcanic rocks where Carlin-type gold mineralization developed and Paleozoic sedimentary sequence where auriferous quartz veins were discovered. Significant anomalies of Au, As, and Sb occurred in proximal stream sediment drainages.

Exploration

Following the initial discovery of the Yangshan geochemical anomalies, and very early geological evaluations by the local Chinese geological brigades, the more detailed development and exploration of the Yangshan - Anba occurrence was performed by a branch of the armed police, the "gold army" who specialize in gold exploration named Gold Headquarters("GH").  It is the mandate of the GH to find and explore precious metals deposits. Placing the occurrence into production is the mandate of another government branch within the non-Ferrous Bureau of Mines.

The previous exploration programs on the property were successful in:

i. Implementing a broad based diamond drill program, consisting of 22 diamond drill holes totaling 7964.86 m, and utilized a single diamond drill. The drill rig is of Russian design and utilizes a 12-m mast. Inclined drilling is possible but most boreholes were drilled vertically.

ii. Implementing 1262 meters of underground exploration development, which sampled portions of 2 zones.

iii. Creating a database so a resource calculation could be performed.

iv. Calculating a resource.

The following is an interpreted version of the methodology and results from the past programs used at the site from government reports;

Methodology

1.1.

The major vein of No.305 vein group is stratabound in form and 2100m in length. Gold is well evenly distributed in the ore vein. Exploration lines are surveyed in 400m space along the strike of the main vein. The ore zone was controlled with geological mapping, geophysical and geochemical survey, trenching and shallow pit at surface. Dip extension is controlled with drilling.

1.2.

Density of exploration works is increased gradually. Space between trenches is from 50 to 100 meter at surface. First phase drilling was conducted with a grid of 400X320-400m at depth. Drifting was conducted where it was suitable. In-fill drilling was carried out at 200m space to further test the continuity of the zone. Space of exploration lines was increased to 100 meters between Lines 7 to 11.

Quality of Exploration Works and Comments

1.3.

Trench: The opening of trench is from 1.2m to 2.5m and the width at bottom is 1m. Trenching is dug to 0.5m into the weathered bedrock and 0.3m into the fresh bedrock.

1.4.

Exploration Pit: Two exploration pits were dug with an opening of 1.5X1.5m in the area.

Most of the project area was covered with a Quaternary overburden from 7 to 100m in thickness and therefore, only 40% of the surface trenches and pits have generated useful results.

1.5.

Two levels of adit were devloped at levels 1920m from exploration lines 1 to 5 and 2171m from lines 31 to 35 respectively in order to test major ore veins 305 and 314. The opening size of drifts varies from 1.8X1.6 to 2.0X1.8m with a total length of 1263.1m including 447.3m of drift and 815.8m of cross cut.

1.6.

Drilling: 22 diamond holes were drilled with a total footage of 7964.86m. Gold mineralization was intersected in 18 holes (82% of the total holes).

Details of Drilling:

1)

Technology: Diamond drill rig with wire coring was used. Hole opening is 110-130mm in Quaternary overburden and is transformed to 91mm after the overburden. The hole diameter was reduced to 75mm in fresh bedrock until the end of hole.

2)

Inclination and Azimuth Measurement: Dip angle of vein group 305 is more than 60 degrees. Vertical holes were designed in consideration of the difficulty resulted from the widely fractured rocks. 86 measurements of inclination and azimuth were conducted in the 22 holes. Deviation of drill holes is generally less than 5 meters from exploration line.

3)

Test of Depth: Depth of drill holes were tested every 100m.(Down hole survey Point)

4)

Recovery Rate of Drill Cores: Total length of drill cores of bedrock is 4991.26 and the recovery rate of bedrock cores is from 86-99% with an average of 93.46%. Total length of drill cores of ore is 1356.28m and recovery rate of ore cores is from 86 to 100% with an average of 93.13%.

5)

Hydrology Observation: Two observations of hydrological conditions are made in each shift. Water level was measured and recorded after 24 hours of the completion of drill hole. 1052 measurements were conducted.

6)

Seal of Drill Hole: Holes were sealed with concrete and the center of each hole was marked with a cross. Serial number of the hole was painted on the pole.

7)

Storage: All drill cores are kept in drill core storage at the camp.

Collection, Preparation, Analysis and Quality Monitoring of Samples

1.7.

Drill core samples: Drill core are split and half of the hole was sampled and assayed. The holes were sample for their entire length

1.8.

Trench and adit samples: Trench sampling was conducted in surface trenches and adits. Size of trench sample is 10X5cm with a length from 1 to 1.5m.

1.9.

SG Samples: Samples of different types of ore from surface trench, exploration pit, adit and drill holes were collected for measurement of specific gravity. Samples were sealed with wax and then sent to labs for SG measurement.

Drilling

In total, 7964.86  m of core, distributed among 22 holes, were drilled in past exploration  programs.

Geotechnical data was collected, recovery and RQD and structural logging.  It is unknown if photographs were taken of the core.

Collar locations were surveyed using EDM station with a survey accuracy of ±0.12m. The Chinese requirement is 0.30 m accuracy.  Downhole surveys were conducted using a CQ-1 instrument which is a Chinese downhole instrument. Surveys measured, inclination and azimuth. Surveys were taken every 100 m. Drill hole deviation is less than 5 m.

For the geological interpretation cross sections at 1000 scale spaced 400 and 200 m apart were created. The sections include the trenching and underground data. The sections are interpretative in nature, because of the distance between pierce points on most sections or number of holes on a section. Further details on how work was performed are unavailable at this time.

Sampling and Analysis

Assay intervals were commonly based on 1.5 m intervals, although interval widths were also controlled by geological, structural or mineralogical contacts.

All core was half split by an member of the GH. The samples were transported by truck from the field to the Government labs in Chengdu by members of the GH.

No sample collection was permitted in the current due diligence study conducted in preparation of a 43-101 technical report previously submitted. As a consequence no independent assays are available for comparison with the Chinese data. For security the GH is a police branch and has the resources available to protect and secure its property as required.

Anecdotal information suggests that a system for duplicate samples was used as checks in the sampling system for the historical sampling on this project.  Samples were sent to the main lab plus other check labs.

The Chinese summary data suggests that between 1999 and 2002, 197 samples were sent as check sample in seven Batches over three seasons. Results ranged between 78.9 % accuracy on one batch and 96.5% on another batch averaging 86.7% accuracy. Other labs checked 137 samples with a result of 87.6%.

Mineral Resource and Mineral Reserve Estimates

The mineral resource estimate was made by the GH to a 1 gram per tonne gold cut off as 16,100,000 tonnes at a grade of 5.64 grams per tonne  gold, equivalent to an in-situ resource of 91 tonnes gold (2.9 million ounces). The resource estimate was reviewed by an independent panel of Chinese professional experts and has been classed as inferred resources under CIM guidelines by an independent consultant ("Qualified Person"), Lyle Morganthaler, P.Eng. Then the resource calculation was evaluated and a valuation created by an independent group. The current resource can be classified as inferred resource under the CIM guidelines for resources and reserves due to the data on which the resources were calculated.

This group consisted of :

1)

Appraisal Agency: Beijing Headmen Mining Rights Appraisal Firm (License No. 1100002367861(1-1)).

2)

Appraisers:

Mr. Li Hongguang: Mining Rights Appraiser, bearing certificate issued by the Ministry of Land and Resources.

Mr. Peng Shaoxian: Mining Rights Appraiser, bearing certificate issued by the Ministry of Land and Resources.

The independent group reviewed the data and the procedure for the resource for suitability and national standards. They found the resource estimation to be conducted within their regulations and standards. The estimation adheres to "Classification of Solid Mineral Resources and Ore Reserves" promulgated by the State Monitoring Bureau of Quality and Technology of China.

The results as per the Chinese calculation for Yangshan ANBA property is shown below.

Vein#	Ore body#	Resource Category	Resource of Ore (t)	Average Grade (g/t)	Average Width	Gold Metal (t)
305	305-I	333	8453500	6.07	4.83	51.308
314	314-I	332	724921	5.89	9.24	4.267
		333	5938028	5.36	5.51	31.799
307	307-I	333	13186	4.94	1.04	0.065
	307-II	333	86716	3.22	1.41	0.279
313	313-I	333	481086	3.36	2.39	1.616
	313-II	333	13491	6.97	1.91	0.094
	313-III	333	327521	3.59	2.46	1.176
	313-IV	333	32687	3.2	5.56	0.125
319	319-I	333	8361	3.41	1.79	0.028
	319-II	333	21720	3.35	1.62	0.073
322	322-II	333	18636	4.25	1.46	0.079
323	323-II	333	20552	4.00	3.27	0.082
TOTAL		332	724921	5.89		4.267
		333	15415484	5.62		86.724
		332+333	16140405	5.64		90.991

** Chinese Category 332 and 333 are considered to be inferred resources

The Chinese resource estimation was created using a polygonal method in vertical long section planes parallel to the general strike of the deposit. There were ten structural units estimated with 305 and 314 being the largest Zones. There were 68 individual polygons created for the Chinese estimate. It is assumed that the Chinese base their criteria on the Chinese mining and exploration experiences.

The following a list of criteria used to for the resource estimation

  Cutoff  for composite: ≥1g/t;

  Minimum Polygon Grade: ≥3g/t;

  Average Grade of Deposit: ≥5g/t;

  Minimum Mineable Width: 0.8m;

  Minimum Width of Internal Waste: ≥2m

With the above criteria the polygons were created and modified to meet the above criteria.

The polygon boundaries are created by the following: ( translation from Chinese text)

The delineation and inference of ore bodies is based on "Classification of Solid Mineral Resources and Ore Reserves" promulgated by the State Monitoring Bureau of Quality and Technology of China.

16.1.1

Delineation of ore body: Delineation of ore body strictly follow geological conditions and economic index. In principle, all samples with grade equal or greater than cutoff grade will be included in resource calculation. In cases that grade of  individual exploration work and block is reduced to less than minimum economic grade, low-grade samples at margins will be excluded to meet the minimum economic grade.

All the samples of internal waste with length greater than the maximum allowable width have to be excluded in resource calculation.

Ore bodies are connected with direct lines between individual exploration works in the same structure and mineralization zone.

16.1.2

 Inference of ore body: When ore body is intersected in one exploration work and is not intersected in the neighboring exploration work along strike, the ore body will be inferred to one second of the distance between the two exploration works. When there is no control of exploration works along strike or dip directions, the boundary of ore body will be inferred to one fourth of the distance of the space of the exploration works.

16.1.3

Resource Categories and Block Delineation

Categories of resource and delineation of blocks are based on the state standard "Classification of Solid Mineral Resources and Reserves" promulgated by the State Monitoring Bureau of Quality and Technology(GB/T11766-1999).

The two major ore veins 305-I and 314-I is simple in form and gold is evenly distributed in the ore zones. The width of the zone is stable.

For resource estimation of resource category 333** in the major ore veins, intersection in surface exploration works* is inferred to 50m outwards along strike and that in deep exploration works* is inferred to 100m along strike and 80m along dip direction.

Major considerations include:

1)

Delineation of blocks is basically according to the 400m space of the exploration lines.

2)

Occurrence of ore vein is similar in one block.

3)

Ore vein is continuous without significant displacement of faults in one block.

4)

The category of resource is the same in one block.

* Term exploration works: any drilling intercepts, trench sample, underground sampling.

**Term Category 333: Chinese Government resource ranking description. Lowest resource category in the Chinese system.

The intercepts used to estimate the grade and volume of  zone 305 and 314 are listed below.

INTERCEPT COMPOSITE	True Width (m)	Horizontal Width ( m)	Grade g/t
BT513	2.98	3.9	5.94
BT515	8.21	10.73	8.21
BT549	5.58	7.07	3.74
CM352	1.05	1.49	3.17
CM352	4.221	5.97	4.21
PD311	4.6	6	2.98
TC313	3.17	5.04	4.33

TC351	1.17	1.45	1.78
TC371	1.32	1.42	3.14
TC507	3.6	5.1	4.76
TC509	9.44	11.61	4.23
TC555	7.63	10.22	4.67
TC559	11.98	13.07	5.75
ZK001	2.53	2.82	6.82
ZK001	1.26	1.41	1.32
ZK0115	0.71	0.82	8.3
ZK035	3.76	4.68	14.35
ZK041	1.1	1.23	1.08
ZK043	1.04	1.15	6.26
ZK059	0.82	1.01	1.24
ZK073	18.33	21.66	9.88
ZK073	1.66	1.96	1.66
ZK093	11.26	13.79	8.41
ZK111	2.08	2.43	4.06
ZK133	4.5	4.94	2.96
ZK133	0.86	0.94	0.86
ZK139	1.46	1.6	3.38
ZK170	6.03	6.44	4.72
ZK211	9.82	11.48	5.02
ZK251	1.32	1.53	3.84
ZK291	1.56	1.98	9.94

 Intercepts used for Zone 314

INTERCEPT COMPOSITE	True Width(m)	Horizontal Width (m)	Grade g/t
BT505	7.48	8.7	3.61
BT515	8.27	10.81	6.67
CM01	4.52	4.95	5.37
CM03	19.83	22.9	6.17
CM05	14.75	18.01	8.72
CM331	21.8	22.8	6.65
PD311	4.26	4.89	3.26
TC331	3.23	3.98	4.37
TC351	1.22	1.5	2.06
TC503	13.6	15.9	7.04
TC559	4.72	8.96	3.35
ZK003	2.95	3.26	2.74
ZK0115	0.87	1.09	2.14
ZK035	7.75	10.62	3.1
ZK043	2.26	2.52	3.34
ZK059	2.33	3.05	4.78
ZK073	1.72	2.1	2.15
ZK091	6.14	8.42	3.64
ZK093	1.93	2.64	4.45
ZK139	0.98	1.26	4.2

ZK170	5.15	5.49	3.77
ZK211	7.45	8.72	4.6
ZK251	0.81	0.95	4.02
ZK291	2.1	2.57	2.17

The Chinese resource was calculated to the edge of the property line so there is no room on the property for strike extension and there is limited down dip extension (estimated about 250 metres available for down dip) of the resource at this time due to property boundary.

Mining, Exploration and Development Operations

Minco will participate in the detailed exploration and development of the Anba gold deposit through its interest in the Yangshan Gold Mining Co., Ltd.

For 2004

An early work program has been recommended including:

-

verifying all raw data including re-sampling core for data consistency;

-

twin several holes and sample using a diamond saw and compare to the original drill sampling;

-

obtain mineral exploration rights to the ground immediately adjacent to the current property boundary;

-

set up and operate an exploration program to Canadian standards;

-

commission a new resource estimate with new data;

-

negotiate for other properties along trend;

-

continue with environmental, metallurgical studies and research; and

-

initiate work towards a scoping study.

Yangshan Gold Belt - West Extension - Guanniuwan, Hongyangou and Guojiagou Properties

Property Description and Location

The three areas, Hongyangou, Guanniuwan  and Guojiagou, are all located in the Yangshan Gold Field, in the south Gansu Province of China, which is in the central part of the well known west Qinling Gold District.

The project consists of three widely separate exploration licenses issued to the NO.2 GEO-EXPLORATION INSTITUTE OF THE GANSU PROVINCIAL BUREAU OF GEOLOGICAL EXPLORATION (GBGE) by the Provincial Bureau of Land and Resources:

1.

Guanniuwan (GNW): License Number 6200000330184, Area: 9.14km2

2.

Hongyangou (HYG): License Number 6200000310260, Area: 26.58km2.

3.

Guojiagou (GJG): License Number 6200000320186, Area: 17.16km2.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Within the Qinling Mountains, three licences are located in rugged, deeply dissected, precipitous terrain.  Elevations range from about 1100 metres upwards to over 2500 metres.  The area contains a large population subsisting on agriculture, with intensely productive land in the valley bottoms and less valuable land worked in terraces up to the highest elevations.  Land for major mining infrastructure would therefore be had at a premium.  Wheat production takes up the largest areas, but all manner of cool-climate cereals, oil-seeds, vegetables, fruits, and spices are sown and various animals are husbanded.  Small villages are scattered throughout and are found in the most unlikely places.  Most villages have electricity and some people have satellite television. Cellular telephone coverage is complete except in the most remote valleys.

Temperatures range from -130 C to 00 C in January to  160 C to 280 C in July with about 300 to 350 mm of precipitation annually.

Access to the GNW licence is via along a paved road along the Baishui, or "White Water" River about 20 km westerly up the river from the County Seat at Wenxian. Access to the edge of the HYG licence is along the same road about another 20 km upstream. Within the GNW concession access is by two dirt roads up from the river valley into the area where mining is being undertaken.  There is no wheeled access  to any part of the HYG licence which is precipitous and difficult.  Helicopter transport is not an option.

The GJG licence is in a remote, mountainous part of  Gansu Province.  Access is by poor road south about three hours from the County Seat at Lixian and then by a precipitous road  three hours south and west over a mountain range.  Normal wheeled access would be impossible in the rain, or snow and the exploration season is from about April through October.

Hydro-electric power is generated between the GNW and HYG licence areas.  Only small-capacity lines are available near to GJG.

History

The east Qinling area has been an historically important gold mining area in China with records of production dating back 3500 years.  The metallogenic belt also contains historically important lead and zinc mines and is a source of antimony.

GBGE has been active in the area since 1967 when a 1:200,000 scale geological mapping program was instituted.  From 1984 to 1986 a regional stream sediment survey was completed and this was followed up by more detailed geochemistry, mapping and trenching over many areas until 1989 when detailed work on specific projects was instituted.

Guanniuwan (GNW)

In 1995, a strong Au, As, Sb, and Hg anomaly was explored by detailed work including soil geochemistry, mapping, and trenching.  Two zones, a "North Zone" and a "South Zone" were identified.  This was followed up in 1996 by the driving of an adit on the North Zone and the mining and processing of 20,000 Tonnes of  material by a cyanide heap-leach.  This test recovered 800 grams of gold for a recovered grade of 0.04 g/t Au and no further work was done.  It is the opinion of the Chinese geologists at GBGE that the test was not successful because the mineralization tested was likely taken from sulphide-rich zones below surface oxidation.

In the intervening years several hundred "illegal" miners in over one hundred small groups have entered the licence, have extensively mined  the "South Zone", and have discovered and are mining an extension of the mineralization in a zone about two km to the west.  Various other smaller mining locations can be seen scattered about the licence area.  The miners are using cyanide leaching to process the oxidized ores being recovered from numerous adits and pits.  Technical details of this work do not exist, but it is likely that much of this oxidized material have been moved and processed using hand carts and small tractors.

Hongyangou (HYG)

The exploration history at HYG ended with the delineation of a stream sediment anomaly in 1986.  There are reports that two families are mining in two separate remote areas of the licence, but this has not been verified on the ground.

Guojiagou (GJG)

The GBGE completed a small amount of trenching on a stream sediment anomaly discovered in the 1980's, however it has been ten years since this work was done.  In the meantime about ten groups of small miners have been processing tiny amounts of oxidized material from the geochemically anomalous area.  The amount of material moved by these groups is insignificant, amounting to much less than one tonne per day in total.

Geological Setting

Regional Geology

The Qinling Mountains form the boundary between the North China and Tarim Cratons on the north and the Yangtze Craton and Tibetan Plateau on the south.  The mountains consist of an east-west trending Upper Paleozoic-Mesozoic fold and thin-skinned thrust system formed by north-south compression.  In the Yangshan region the thrust faults take the form of an unexplained arcuate system, possibly a later fold event, with a northeast-southwest axis.  Devonian sedimentary formations consist of fine grained clastic sediments, calcareous sandstones, shales and various types of limestone.  Younger Triassic assemblages consisting of sandstone, slate and limestones have been inserted into the Devonian section by complex, north verging thrust faulting.  Younger Mesozoic calc-alkaline intrusions are common in an east-west trending belt generally in the northern part of the region.  Precambrian intermediate to basic volcanics form the core of an anticlinorium which is exposed in the southern part of the area of interest.

Local Geology

The local geology within the three licence areas is described in the three sections below.

Guanniuwan (GNW)

In the vicinity of the GNW licence, north dipping reverse faults related to mineralization separate a Lower Devonian sequence of sandstone, slate and limestone from Middle Triassic sandstone, slate and limestone.  In detail, however the situation is more complex with all units  being overturned.  The younger Triassic units are therefore thrust over the older Devonian sequence and these units and the reverse faults are cut by later north-south striking faults.  There may be a component of dextral faulting in the shears noted in the North Zone trenching area.  The limestone units in the area have been weakly marbleized and the thin-bedded units have suffered complex deformation especially marked near to the fault zones.  Presence of unmapped crenulation cleavages in phyllites suggest that the structural history of the area is more complex than the mapping suggests.  East-west trending feldspar porphyry, diorite porphyry, and granitic dykes are spatially related to faulting (and to mineralization).  The West Zone is in an area of alluvium and was found by local prospectors after the geological team ceased work in the area in 1995.

Hongyangou (HYG)

The HYG area, about 20 km north from GNW is mapped as being in the same Middle Triassic sequences as the HYG.

Guojiagou (GJG)

At GJG similar Triassic limestone and fine clastic sediments have been altered to marble, hornfels and minor skarn by an elongate granodiorite intrusion.  The intrusion has bowed the flanking sediments into an antiform over a three km distance and produced a series of north-south trending faults.  Skarn observed in the area of most interest is in the form of a weak fine grained greenish rusty endoskarn, while the hornfels is fine grained tremolite hornfels with patchy fine grained biotite.

Exploration

The issuer has conducted no exploration on any of the licences being described.  All of the work described here was done by government agencies from 1967 to 1996.  The Chinese agencies explore systematically at scales from 1:200,000 geochemical surveys to 1:2,000 scale mapping to 1:500 trench sampling.  Finally, the best areas are test mined.

GEOCHEMISTRY

Regional geochemistry in the years 1982 to 1984 resulted eventually in the discovery of various deposits in the Yangshan area, including Anba.

The geochemical signature at GJG is somewhat different, with complimentary anomalies in Pb and Ag.

TRENCHING at GNW

In all cases the trenches excavated almost ten years ago have been either destroyed by the work of "illegal" miners or have caved in and become completely grown over.  Six trenches were cut at the North Zone and 17 excavated at the South Zone.  Below, is a summary of the historical trenching results by GBGE over 1.0 g/t Au.

ZONE	TRENCH NO.	LENGTH	AU G/T
South Zone	TC301	6.97	2.63
South Zone	TC301	2.05	1.08
South Zone	TC8	2.07	2.72
South Zone	II	4.96	2.22
South Zone	III	1.45	3.19
South Zone	TC16	3.22	9.62
South Zone	TC16	1.56	1.63
South Zone	TC22	8.90	1.00
South Zone	TC40	2.5	1.06
South Zone	TC9202	2.22	4.17
South Zone	TC8402	10.20	1.69
South Zone	TC8402	5.55	1.67
South Zone	TC7602	14.48	1.73
South Zone	B	7.02	3.62
South Zone	TC10002	4.95	2.84
South Zone	B	3.3	1.84
South Zone	TC11602	3.71	1.86
North Zone	TC201	1.95	1.52
North Zone	TC001	6.58	1.18
North Zone	TC001	8.46	3.20
North Zone	TC001	15.04	2.20
North Zone	TC701	9.2	2.14
North Zone	TC1501	6.70	1.39

Trench Results at GNW

The table above shows a fairly consistent zone in North Zone trenches TC001, TC701, and TC1501 which covers a strike length of approximately 150 metres.

BULK TEST

In 1996 a mining test of the North Zone by GBGE was carried out by driving an adit underneath the trenches outlined above.  The Chinese state that 20,000 tonnes of material were extracted from the adit, placed on a leach pad, and cyanide leached.  Only 800 grams of gold were recovered and the operation was not considered a success.   It is most likely that the adit was driven in the sulfide zone and therefore a heap leach test would not work, or possibly the correct ore zone was not encountered because of some geological complication.

While there is some uncertainty in the exploration work which is brought about by the failure of the mining test to recover a significant amount of gold, the continuing activity by "illegal" miners unequivocally shows that gold in economically interesting amounts occurs in areas covered by  the geochemical and trenching data.

Drilling

No exploration drilling has been undertaken on any of the subject licences.

Sampling and Analysis

The Chinese exploration groups approach exploration and sampling in a systematic fashion utilizing geochemistry and then trenching and test mining.  The trench sampling is done methodically, where possible on lines 100m apart or less, and is presented concisely on maps of the correct scale.  The sample lengths, normally a metre, are controlled by the geology in the trenches and the individual samples would normally be in excess of two kg in weight.  Since the trenches have subsequently been destroyed either by mining or by the elements, the true widths and various geological details of the trench sampling can not be confirmed.

The details of sample preparation, analyses and security employed by the GBGE in the years up to 1996, when work on the subject licences was halted, are not available.   Normally the GBGE utilizes its own assay laboratory in Langzhou for the processing of exploration samples.

Mineral Resource and Mineral Reserve Estimates

No mineral resource or mineral reserve estimates have been published for the subject licences.

Mining, Exploration and Development Operations

The clearest verification of the gold values reported by the GBGE lies in the exploitation of the anomalous areas by "illegal" miners.  The data has been generated with proper procedures and has been accurately transcribed and is being used suitably because field examinations show that the maps are accurate.

There is no evidence of metallurgical testing being carried out on material from the subject properties.  Mineral processing by "illegal" miners is being done, on at least two of the licences (GNW and GJG), however the technical details of the various operations are not known.

Hongyangou (HYG)

Little is known about the HYG licence except that the GBGE has determined that a portion of the licence is geochemically anomalous and it occupies the same geological formations that host gold mineralization elsewhere in the district.   Unverified local comments state that there are two families producing gold at two widely separated areas in the mountains of the licence.  It is concluded that a basic geological mapping and geochemical sampling campaign is warranted as a preliminary evaluation of the licence.

Guojiagou (GJG)

Limestone and calcareous clastic sediments have been affected by an elongate, east-west trending granodiorite to quartz diorite intrusive body.  The intrusion has bowed the sedimentary package upward into an antiform and has produced extensive marble and hornfels as thermal metamorphic products.  A large gold-silver-lead-zinc stream sediment anomaly overlies the area of the intrusive contact zone and very small scale gold mining is taking place at various scattered locations within the same zone.  Geological mapping and sampling at a scale much more detailed than that which was completed by the GBGE in 1995 is warranted to evaluate the licence.

Guanniuwan (GNW)

Some hundreds of "illegal" hand-miners producing gold from the superficial oxide zone at GNW demonstrates that gold is present in economically interesting amounts.  It is considered probable that targets worthy of drilling follow-up are present in the vicinity of the active mines. The situation presents a rare opportunity to examine, map and sample underground while the workings are still accessible.  Of the two active areas separated by a distance of about two km the westerly one is a relatively new discovery in alluvial-covered terrain and warrants immediate examination.  The oxidized quartzite, limestone and fault gouge material being excavated from adits in this "West Zone" is similar in character to the rocks seen in the North Zone, and the two zones could be part of the same fault-related system.

As far as can be determined, since there has been no survey of the property boundary, the active mining probably extends off  the licence to the west.

The active mine workings at the South Zone, which has been in exploited  by "illegal" miners for several years, also need to be examined, mapped and sampled.  The nearby North Zone, where a 20,000 tonne mining test was completed in 1996 requires re-evaluation to determine why the mining test failed to produce a significant amount of gold when the surface trench assays suggested that gold bearing rock should have been placed on the cyanide leach pad.  The 1996 mining project executed by GBGE failed to provide a reliable test of the in situ gold grade either because the adit was driven below the level of oxidation, or the adit did not intersect the same gold-bearing structures that were indicated by trenching.

Geologically the gold is related to reverse faults which cut complex Triassic and Devonian limestone and clastic sedimentary formations.  Narrow feldspar porphyritic or granitic dykes have intruded along similar structures and appear to be one of the important markers for the presence of gold in the general area.  Noted alteration consists of silicification and some clays.  Pyrite is oxidized to limonites in the superficial environment and it is this oxidation which allows the "illegal" miners to produce gold utilizing crude cyanide ponds and zinc strips.

For 2004

The Company plans to undertake a program of geological mapping and geochemical sampling of the subject properties as proposed by the independent consultant in the NI 43-101 report filed on SEDAR May 4, 2004.  It is intended to follow this up with diamond drilling of selected targets identified during the 2004 summer field season.

Item 5.  Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of Minco for the three years ended December 31, 2003, 2002 and 2001, and should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto.

A.

Operating results.

General

The Company is in the exploration stage and had no operating revenue during 2003, 2002 and 2001.  Since the signing of its first co-operation agreement in China in 1995, Minco has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious and base metals properties in China.    To date, the Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated about 300 Chinese mineral properties.  The Company has rights to earn interests in three Sino-foreign co-operative joint ventures that have been established within the Chinese mining industry.

Results of Operations

Year ended December 31, 2003, compared to year ended December 31, 2002

During 2003, the Company's activities focused on a Phase-II drilling program for the Gobi Gold project and the acquisition of an advanced gold project.  In 2002, the Company's activities focused on exploration of the Gobi Gold project in Inner Mongolia and the White Silver Mountain polymetallic project in Gansu Province, China.

For the year 2003, gross exploration costs totaled $352,394, of which $216,806 was spent on the Gobi Gold project and $36,994 was spent on White Silver Mountain compared to the year 2002 where gross exploration costs totaled $494,813, of which $451,434 was spent on the Gobi Gold project and $43,379 spent on White Silver Mountain.  During the fourth quarter of 2001, the Company received an expense recovery of $162,015 from Teck Cominco Limited for equipment rental associated with the White Silver Mountain underground drilling completed to June 2001.  There was no expense recovery from Teck Cominco Limited for equipment rental associated with the White Silver Mountain project in 2002.

During the year ended December 31, 2003, the Company made efforts to cut costs for administration and office overhead.  Therefore, management fees, office and miscellaneous, rent salaries and benefits were significantly reduced.   Salaries and benefits decreased to $138,582 from $178,348 for 2002.  Rent cost decreased to $85,698 from $115,107 in 2002 as a result of partial office space subleasing.   Total administrative expenses were $1,498,381 for 2003 compared to $820,556 for 2002.  During fiscal year 2003, the Company undertook major efforts to enhance corporate visibility in security markets, and to broaden investors' bases both in the USA and abroad.

During 2003, management fees and salaries paid to its directors totaled $13,499 compared to $75,773 in 2002. During 2001, management fees and salaries paid to its directors totaled $77,757.  In addition, the Company incurred exploration expenses of $68,992 for 2003 compared to $71,973 to its directors or corporations controlled by them in 2002, compared to paid expenses of $72,648 for the same period of year 2001.

At the same time, more resources were allocated to the evaluation of new properties and to the improvement of corporate visibility in the securities market.  As a result, costs for project investigation increased by $392,477, and promotion increased by $33,450.

Net loss from operations for 2003 was $(1,769,195) or $(0.08) per shared compared to  $(1,288,209) or ($0.07) per share in 2002.  Net loss from operations for 2001 was $(715,412) or ($0.04) per share under Canadian GAAP and (915,264) or ($0.07) per share under US GAAP.

United States GAAP Reconciliation

Starting in 2002, the Company adapted all United States GAAP recommendations in accounts treatment and reconciliation procedures, as the Canadian GAAP were being called to fully reconcile with United States GAAP for financial reporting purposes.  For the year ended December 31, 2001, the Company had a loss of $(915,264) or ($0.07) per share calculated under U.S. GAAP compared to a net loss of $(715,412) or ($0.04) per share calculated under Canadian GAAP.  The difference in calculation of loss is primarily attributed to the release of escrow shares which is recorded as compensation of $199,852 under U.S. GAAP.

Year ended December 31, 2002, compared to year ended December 31, 2001

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

United States GAAP Reconciliation

For the year ended December 31, 2003, the Company had a loss of $(1,769,195) or $(0.08) per share calculated under U.S. GAAP and Canadian GAAP.

For the year ended December 31, 2002, the Company had a loss of $ (1,288,209) or $ (0.07) per share calculated under U.S. GAAP and Canadian GAAP.

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

At December 31, 2003, the Company had working capital of $6,558,219.  643,000 options were exercised in 2003 and 50,000 warrants were exercised.

At December 31, 2002, the Company had working capital of $(227,515).  No options or warrants were exercised during 2002.

At December 31, 2001, the Company had working capital of $489,123.  No options or warrants were exercised during 2001.  During the period of 1999 to 2000, capital additions totaled $111,100 through the exercise of warrants.

The Company anticipates that it will pay for its administrative and exploration costs for 2004 from its current working capital and from the completion of the private placement announced on June 9, 2003 and November 14, 2003.  The Company plans to raise additional funds later in the year to assist with further development of its exploration projects and anticipated working capital expenditures during the next two to three years.

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

5.

On January 6, 2003, the Company announced that it proposed to complete another financing of up to C$550,000 by way of a 10% Redeemable Convertible Debenture due January 31, 2008.  The Debenture would be convertible at any time at the option of the Debenture holders into common shares of Minco at a conversion price of C$0.40 per share.  The Debenture allows the Company the option to pay interest on the Debenture in the form of cash or common shares.  The maximim number of common shares issuable under the offering would be an aggregate of 1,250,000 after conversation, not including interest payments.  On February 27, 2003, the Company announced an oversubscription to the Convertible Debenture by approximately 12% with all other terms of the Private Placement remaining unaltered.  Proceeds of this financing are to be used for advancing exploration on the Company's Gobi Gold project, the newly acquired BYC gold project and general working capital.  The financing closed on March 6, 2003 for a total of C$580,600.  In November, 2003, pursuant to Section 3(b) of the Debenture, the Company notified the Debenture holders it was shortening the conversion period.  The principal and interest amounts owing were converted into an aggregate of 1,461,750 common shares and paid out to all Debenture Holders in January 2004.

6.

In 2003, an aggregate of 120,000 stock options were exercised by officers and directors of the Company for $31,000 and 643,000 stock options were exercised by consultants and employees for an aggregate of $273,650.

7.

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

8.

On November 14, 2003 the Company announced its plan to complete a bought deal financing for 2,500,000 Units at a price of $2.00 with a provision for an additional 500,000 Units.  Each Unit will comprise one Common Share of the Company plus one-half of one common share purchase warrant.  Each whole Warrant is exercisable by the holder at any time for a period of twenty four months to acquire one Common Share at a price of $2.50.  On November 19, 2003, the Company announced this private placement would be increased by 1,248,848 Units with all other terms remaining unchanged.  On December 10, 2003, the Company closed this private placement of Cdn$6,373,041.60 at $1.70 per Unit.  Each whole Warrant would be exercisable by the holder at any time for a period of twenty four months from the date of Closing at a price of $2.15.

Item 6.  Directors, Senior Management and Employees

A.

Directors and senior management.

The following table sets forth all current directors and executive officers of Minco as of April 30, 2004, with each position and office held by them in Minco, their terms of office and the period of service as such.  Each director's term of office expires at the next annual general meeting of shareholders to be held In June 2004.  At such meeting, each current director is seeking re-election.

Name and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control Or Direction is Exercised	Principal Occupation and if Not at Present an Elected Director, Occupation During the Past Five (5) Years
Ken Cai President, Chief Executive Officer and Director	February 1996	6,163,031 (1)	Geologist & Business Executive
William Meyer Chairman and Director	July 13, 1999	641,441(2)	Professional Engineer
Robert M. Callander Director	August 1996	232,250(3)	Vice President, Caldwell Securities Ltd.

Hans Wick Director Robert Gayton Director Michael Legg Officer	March 1997 September 2003 March 2004	290,000 (4) 205,000(5) 150,000(6)	Financial Advisor Chartered Accountant Mine Financial Consultant

(1)

Includes 5,421,031 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest.  Also includes 742,000 common shares subject to options.

(2)

Includes 475,000 common shares subject to options.

(3)

Includes 200,000 common shares subject to options.

(4)

Includes 200,000 common shares subject to options.

(5)

Includes 200,000 common shares subject to options.

(6)

Includes 150,000 common shares subject to options.

Positions held by Minco's directors and officers other than with Minco:

Name	Positions Held
Ken Cai

Director, Chineseworldnet.com

Director, Dragon Pharmaceutical Inc.

Director, Aquasol Environtech Ltd.

President & Director, Kaisun Investment & Development

President & Director, Pacific Canada Resources Inc.

William Meyer	Director, Silver Standard Resources Inc. Director, GGL Diamond Corp. Director, Lysander Minerals Corporation Director, Cantech Ventures Inc. Director, Trans American Industries Inc.
Robert Callander	Director, Urbana Corporation Director, Pacific Canada Resources Inc. Director, Environwaste Technologies Inc. Director, Member Savings Credit Union Director, Intraconnect Inc.
Hans Wick	Financial Advisor
Robert Gayton

Director, Bema Gold Corporation

Director, Intrinsyc Software Inc.

Director, Nevsun Resources Ltd.

Director, Bravo Venture Group Inc.

Director, Canadian Zinc Corporation

Director, Quaterra Resources Inc.

Director, Radiant Resources Inc.

Michael Legg	Mine Finance Consultant

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

Robert Gayton.  Dr. Gayton has been consulting on accounting and finance issues for the last 30 years, first as an audit partner with Peat, Marwick Mitchell (now KPMG), Chartered Accountants and more recently as CFO/Director for numerous public and private companies.

Michael Legg.  Mr. Legg has been a mine finance consultant and geologist for the past 35 years including Chief Geologist for Falconbridge Copper Ltd. and Chief Mine Geologist for Tara Mines Ltd. in Ireland.  He was also involved with the Bank of Montreal's Mining Services Department performing appraisals for financing of mineral projects in Canada, USA and Australia.

B.

Compensation

The aggregate direct or indirect remuneration paid to the directors and officers of Minco, as a group during the fiscal year ended December 31, 2003, for service to Minco in all capacities, was $113,400.  Certain information about payments to Minco's executive officers is set out in the following table:

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other	Shares Under Options	All Other Compensation ($)
Ken Cai President, Chief Executive Officer and Director	2003 2002 2001 2000	Nil Nil Nil Nil	Nil Nil Nil Nil	$113,400 (1) $106,700 (1) $110,900 (1) $110,300 (1)	742,000 742,000 704,500 371,000	Nil Nil Nil Nil

 (1)

Consulting fees paid and amounts paid as a travel allowance.

C.

Board practices

The current directors of the board were elected to their position at the annual meeting of shareholders held on June 25, 2003 except for Dr. Gayton who was appointed September 15, 2003.  Each director will continue to serve as such until the next meeting of the shareholders to be held in June 2004.  The officers of the Company are elected by the board and serve at the board's pleasure. Directors are elected annually at the Annual General Meeting of shareholders, whereas officers' appointments are approved by the Board of Directors and terminate upon resignation or termination by the Board.

The Company has no contract with any of its officers or directors that provide for payments upon termination.

The Company has an Audit committee consisting of Messrs. Meyer, Gayton and Callander.  The roles and responsibilities of the Audit committee have been specifically defined and include responsibility for overseeing management reporting on internal control.  The Audit committee has direct communication channels with the external auditors.

D.

Employees

The Company has 14 full-time employees, of which 7 are full time employees and 7 are hired on a part time or contractual basis.  Most of the Company's employees are located in Vancouver, British Columbia with four_ employees located in China.

E.

Share ownership

During the fiscal year ended December 31, 2003, no amounts were set aside or accrued by Minco or its subsidiaries during such year to provide pension, retirement or similar benefits for directors and officers of Minco, pursuant to any existing plan provided or contributed to by Minco or its subsidiaries.

During 2003, a total of  520,000 options were granted to directors, officers and employees of the Company and no options expired.  As of December 31, 2003 stock options totaled 3,319,000.  During 2002, a total of 230,000 options were granted to directors, officers and employees.

The following table sets forth, as of April, 2004, common stock held by Minco's officers and directors and all outstanding options and warrants to purchase common shares of Minco; there are no options to purchase shares of any other class of security:

Common Shares Owned by Officers and Directors

Name	Common Shares Held
Ken Cai, Director	5,421,031*
William Meyer, Director	166,441
Robert Callander, Director	32,250
Hans Wick, Director	90,000
Robert Gayton, Director	5,000
Mar Bergstrom, Officer	Nil
Amy Li, Officer	Nil
Michael Legg, Officer	Nil

*

Represents shares owned by Pacific Canada Resources Inc., a private company, in which Ken Cai beneficially owns more than 10%.

Outstanding Options

Name	From	Options	Exercise Price	To
Ken Cai	March 5, 1996	321,500	$0.55	March 5, 2006
Ken Cai	June 20, 1997	49,500	$0.55	June 20, 2007
Ken Cai	November 28, 2001	371,000	$0.20	November 27, 2006
Robert Callender	October 8, 1996	97,300	$0.55	October 8, 2006
Robert Callender	November 28, 2001	102,700	$0.20	November 27, 2006
Hans Wick	March 6, 1997	97,300	$0.55	March 6, 2007
Hans Wick	November 28, 2001	102,700	$0.20	November 27, 2006
William Meyer	July 16, 1999	150,000	$0.55	July 16, 2006
William Meyer	December 2, 1999	100,000	$0.55	December 2, 2006
William Meyer	November 28, 2001	225,000	$0.20	November 27, 2006
Robert Gayton	September 15, 2003	200,000	$0.83	September 14, 2008
Wayne Spilsbury	March 5, 1996	135,000	$0.55	March 5, 2006
Ruijin Jiang	January 2, 2001	100,000	$0.55	January 2, 2006
Ruijin Jiang	November 28, 2001	35,000	$0.20	November 27, 2006
Anna Liu	January 2, 2001	75,000	$0.55	January 2, 2006
Wilma Gao	January 2, 2001	7,000	$0.55	January 2, 2006
Wilma Gao	February 6, 2002	20,000	$0.25	February 5, 2005
Shiyou Liu	July 22, 2002	50,000	$0.55	July 21, 2005
Dean Danielson	March 26, 2003	100,000	$0.50	March 25, 2008
Jennifer Yu	March 26, 2003	40,000	$0.50	March 25, 2006
Elaine Einarson	March 26, 2003	40,000	$0.50	March 25, 2006
Lambert Pan	March 26, 2003	40,000	$0.50	March 25, 2006
Lambert Pan	March 30, 2004	20,000	$1.81	March 29, 2009
Mar Bergstrom	March 26, 2003	85,000	$0.50	March 25, 2006
Wade Dawe	June 1, 2003	150,000	$0.38	May 31, 2005
Amy Li	October 7, 2003	100,000	$0.80	October 6, 2008
Wade Dawe	November 14, 2003	200,000	$2.00	November 13, 2005
Michael Legg	March 30, 2004	150,000	$1.81	March 29, 2009
Lei Liu	March 30, 2004	75,000	$1.81	March 29, 2009
Cangou Liu	March 30, 2004	75,000	$1.81	March 29, 2009
Xiao D. Hao	March 30, 2004	75,000	$1.81	March 29, 2009
Xiao F. Hao	March 30, 2004	75,000	$1.81	March 29, 2009

3,464,000

Item 7.  Major Shareholders and Related Party Transactions

A.

Major shareholders

As of April 30, 2004, Minco believes that approximately 2,300,907 of the issued and outstanding common shares were held by 24 shareholders with addresses in the United States.

As far as known to Minco, and except as disclosed herein, Minco is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.  As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director and a former director of Minco, as at April 30, 2004, owned approximately 18.13% of the issued and outstanding shares of Minco's common stock.

The following table sets forth, as of  April 30, 2004, information with respect to (i) any person who is known to Minco to be the owner of more than 10% of any class of Minco's outstanding voting securities and (ii) the total amount of any class of Minco's voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class

Common Shares	Pacific Canada Resources Inc.	5,421,031 (1)	18.13%
Common Shares	Dr. Ken Cai	6,163,031(2) PCR + Options	20.61%
Common Shares	All officers and directors as a group (eight persons)(3)	5,714,722	19.11%

(1)

Dr. Ken Cai beneficially owns more than 10% of Pacific Canada Resources, Inc.  See also note (3) below.

(2)

Dr. Ken Cai, a director and officer of Minco, beneficially owns more than 10% of Pacific Canada Resources Inc., a private company.  Also includes options to purchase 742,000 common shares.

(3)

Includes Dr. Ken Cai's beneficial interest in shares owned by Pacific Canada Resources, Inc. and direct holdings of officers and directors (does not include options granted).

Performance Shares or Escrow Securities

As at April 30, 2004, there were a total of  2,991,322, common shares of Minco held at Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, subject to escrow share restrictions under a Performance

Escrow Agreement dated August 17, 1995 (the "1995 Escrow Agreement") and an Escrow Agreement dated February 19, 1996 (the "1996 Escrow Agreement").  As of April 30, 2004, the escrow shares represent approximately 10.00% of the total issued and outstanding shares of Minco.

Table Of Escrow Shares

	Pacific Canada Resources Inc.	Peter P. Tsaparas	Hans Wick	Fotios Kandianis	Petros S. E. Tsaparas	Colin McAleenan	Total
Balance December 31, 1996	4,880,000	262,500	90,000	60,000	60,000	90,000	5,442,500
Released at $1.20 per share, June 1998	949,561	131,250	45,000	30,000	30,000	45,000	1,230,811
Released at $1.50 per share, August 1999	508,736	65,625	22,500	15,000	15,000	22,500	649,361
Released at $0.97 per share, March 2001	430,381	65,625	22,500	15,000	15,000	22,500	571,006
Balance May 31, 2001, March 31, 2003 And April 30, 2004	2,991,322	-0-	-0-	-0-	-0-	-0-	2,991,322

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

During the years ended December 31, 2003, 2002 and 2001, the Company paid Kaisun Investment or Ken Cai, a total of $113,400, $106,700 and $110,900, respectively, for management services, property investigation, geological consulting and rent in China.  Kaisun Investment is a company controlled by Dr. Ken Cai, president and director of the Company.  The amounts paid to Kaisun Investment or Ken Cai include a management fee of $8,333 per month discussed in the preceding paragraph.

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

Item 8.  Financial Information

Consolidated Statements and Other Financial Information

The following financial statements of Minco are attached to this Annual Report:

1.

Auditors' Report.

2.

Consolidated Balance Sheet at December 31, 2003 and 2002.

3.

Consolidated Statement of Operations and Deficit for the years ended  December 31, 2003 and 2002.

4.

Consolidated Statement of Cash Flows for the years ended December 31, 2003 and 2002.

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

December 31, 2003

$2.70

$0.28

December 31, 2002

$0.75

$0.20

December 31, 2001

$0.49

$0.20

December 31, 2000

$1.88

$0.30

December 31, 1999

$2.50

$0.95

High and low prices for each quarterly period for the past two fiscal years ended December 31, 2003 and 2002.

Quarter Period

          High

           Low

Jan - March 31, 2003

$0.59

$0.35

April 1 - June 30, 2003

$0.51

$0.28

July 1 - September 30, 2003

$0.94

$0.44

October 1 - December 31, 2003

$2.70

$0.70

Jan - March 31, 2002

$0.49

$0.20

April 1 - June 30, 2002

$0.75

$0.27

July 1 - September 30, 2002

$0.70

$0.40

October 1 - December 31, 2002

$0.50

$0.25

High and low prices for each month for the past six months.

Month Ended	High	Low
April 2004 March 2004 February 2004 January 2004 December 2003 November 2003	$2.00 $1.90 $1.85 $2.28 $2.13 $2.70	$1.61 $1.45 $1.30 $1.60 $1.47 $0.97

Item 10.  Additional Information

A.

Share capital

Minco has 100,000,000 common shares authorized, without par value, of which 29,896,136 shares were issued and outstanding as of April 30, 2004.

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

The following table sets forth a history of the share capital for the Company for the last three years, and through April 30, 2004.

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

Balance, May 31, 2003

         18,610,123

June 2003 exercise of options

  30,000

July private placement of common shares

           4,409,642

August, September, October November 2003

Exercise of options

553,000

November 2003 finders' fee

  62,414

November 2003 - issuance for fractional rounding

           2

December 2003 private placement of common shares

           3,748,848

December 2003 - exercise of options

150,000

December 2003 - exercise of warrants

  50,000

Balance, December 31, 2003

         27,614,029

January 2004 - exercise of options

115,000

January 2004 - exercise of warrants

293,500

January 2004 - issuance for debenture debt

           1,461,750

March 2004 - exercise of warrants

172,857

April 2004 - exercise of options

180,000

April 2004 - exercise of warrants

 59,000

Balance, April 30, 2004

        29,896,136

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

Pursuant to the terms of the Teck-Cominco Agreements, Teck and Cominco received "earn-in rights" as to the Non-Chinese Interest in any two mineral property rights acquired by Minco in China after the date of the Teck-Cominco Agreements until March 1, 2004.  The Non-Chinese Interest with respect to a property represents the direct or indirect interest in a property that is available for a non-Chinese entity or a foreigner to acquire under Chinese Law.  As of  March 1, 2004, Teck-Cominco did not exercise their earn-0in rights and therefore the Teck-Cominco agreements have expired.

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

9.

On November 18, 2002, the Company signed an agreement with Inner Mongolian Bureau of Non-Ferrous Metals and Exploration, the license holder of the BYC P roject, to acquire a majority interest in the BYC gold project located in central Inner Mongolia, China.  The Company can earn a 75% interest in the BYC Project by spending 12 million RMB (approximately C$2.4 million).  On December 3, 2003, the joint venture company called the Inner Mongolia Huayu-Minco Mining Co., Ltd. was formed to hold the above noted mineral interest.  In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. ("Cantech").  Pursuant to the agreement, Cantech acquired the right to earn a 51% interest in the BYC project by spending 12 million RMB (approximately Cdn$2.4 million) in exploration over a 3-year period.  Cantech can earn another 9% by bringing the project to feasibility stage.

10.

In February, 2003, the Company signed a Co-operation Agreement with the Sichuan Bureau of Metallurgical Exploration which gave Minco the exclusive right until May 2003 to enter into a joint venture to explore and develop the Caodi gold project in Sichuan Province, China.  Refer to section entitled "Description of Properties".  The Company is currently not pursuing its interest in the Caodi Gold project.

11.

In November 2003, the Company announced it had executed several agreements with the Gansu Provincial Government and two other companies in the Gansu Province for the exploration and development of the Anba gold deposit in the Yangshan Gold Field.  Minco, through its joint venture company, Gansu Keyin Mining Co. Ltd., will have the right to acquire a 40% equity interest in the Yangshan Gold Mining Co., Ltd., ("YGM") a joint venture company.  YGM will acquire a 100% interest in the Anba gold deposit for US$6 million, consisting of a 40% initial payment (US$2.4 mil) and the balance of 60% (US$3.6 mil) will be paid over a five year period.

12.

In December 2003, the Company announced it had executed a Cooperation Agreement with No. 2 Exploration Institute of the Gansu Bureau of Geological Exploration ("GBGE") for the exploration and development of mineral resources on the Western Extension Properties, Gansu Province of China.  Minco and GBGE will establish a new sino-foreign joint venture to explore for gold in three areas:  the Guanniuwan, Hongyangou and Guojiagou.  All of these areas are located in the Yangshan Gold Field.  Minco will have the right to earn a 75% equity interest in the three areas through a joint venture.  The total initial investment in the joint venture will be 8 million RMB (approx. US$960,000), 75% contributed by the Company and 25% contributed by GBGE (being the consideration for vending in the Exploration Permits they hold on the three areas).  A joint venture contract was signed subsequently on March 1, 2004.

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Minco was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Minco and the value of the assets of Minco, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Minco.  An investment in the common shares by a WTO Investor, or by a non-Canadian when Minco was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Minco and the value of the assets of Minco, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 1996 was any amount in excess of $168 million.  A non-Canadian would acquire control of Minco for the purposes of the Investment Act if the non-

Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of Minco unless it could be established that, on the acquisition, Minco was not controlled in fact by the acquirer through the ownership of the common shares.

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

Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the U.S. Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U. S. Holder nor persons with whom the U.S. Holder did not deal at arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of Minco at any time in the five years immediately preceding the disposition.

United States Tax Consequences

Passive Foreign Investment Companies

The Treaty essentially calls for taxation of shareholders by the shareholder's country of residence.  In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations.

Under '1296, of the Internal Revenue Code of the United States, a foreign investment corporation is treated as a passive foreign investment company (a "PFIC") if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income.  The Company believes that it is a passive foreign investment company ("PFIC") for United States federal income tax purposes with respect to a United States Investor.

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

The following table sets forth the percentage of Minco's administrative expense by currency for the years ended December 31, 2003 and  2002.

By Currency

	2003	2002
Canadian Dollar	100%	92%
Renminbi yuan ("RMB")	0%	8%
Total	100%	100%

Such administrative expense by currency may change from time to time.  Further, Minco incurred exploration costs of $308,858 for 2003 compared to $494,813 and $168,835 for the years ended December 31, 2002 and 2001, respectively.

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

In November, 2003, pursuant to Section 3(b) of the Debenture, the Company notified the Debenture holders it was shortening the conversion period.  The principal and interest amounts owing were converted into an aggregate of 1,461,750 common shares and paid out to all Debenture Holders in January, 2004.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

(a)

Evaluation of disclosure controls and procedures

Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F for the year ended December 31, 2003, the Company's principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-14© and 15d-14© under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)

Changes in internal controls

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16.  Audit Committee Financial Expert

A.

Audit Committee Financial Expert

The Board only has one committee:  The Audit Committee.  The committee reviews the Company's annual consolidated financial statements and interim financial statements before the board approves them.   The Audit Committee is composed of two outside and unrelated directors and one inside and related director, Robert Gayton, Robert Callander and William Meyer.  Dr. Gayton, Chairman of the Audit Committee has been consulting on accounting and finance issues for the last 30 years, first as an audit partner with Peat, Marwick Mitchell (now KPMG), Chartered Accountants. Dr. Gayton serves as the Company's financial expert.  Mr. Callander has over thirty years experience as an investment industry executive.  Mr. Meyer has over thirty years experience as a geologist.  In 1979, he joined Teck Exploration Ltd., the wholly-owned exploration subsidiary of Teck Corporation and in 1991 he was appointed President of Teck Exploration.  Mr. Meyer joined Minco in July 1999.   The roles and responsibilities of the Audit Committee have been specifically defined and include responsibility for overseeing management reporting on internal control.

The Audit Committee has direct communication channels with the external auditors and is responsible for recommending to the Board of Directors who the auditor should be and setting the auditor's remuneration.  Due to its size, the Company has no formal internal audit process.

Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 applies to forward-looking information provided.

B.    Code of Ethics

Introduction

Our Board of Directors has adopted a Code of Ethics to provide principles for the purpose of promoting:

  honest and ethical conduct, including the ethical handling of actual or apparent  conflicts of interest between personal and professional relationships;

  full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications;

  compliance with applicable governmental laws, rules and regulations;

  the prompt internal reporting of violations of our Code of Ethics; and

  accountability for adherence to our Code of Ethics.

Our Code of Ethics applies to our Chief Executive Officer and other senior financial officers performing similar functions as these individuals are responsible for our financial management and satisfying our reporting requirements to securities commissions, stock exchanges and shareholders as well as reporting to our board of directors.  In our Code of Ethics these individuals are referred to as "you".

Principles

1.

You shall act with honesty and integrity in the performance of your duties, shall comply with all laws, rules and regulations of federal, provincial, state and local governments and other private and public regulatory agencies that affect the conduct of our business and our financial reporting.

2.

You are responsible for full, fair, accurate, timely and understandable disclosure in the reports and documents that we file with, or submit to, the Securities and Exchange Commission and in our other public communications.  Accordingly, each of you is responsible for promptly bringing to the attention of the Chairman of the Board any material information of which you may become aware that affects our disclosure in our public filings.

3.

You shall promptly bring to the attention of the Chairman of the Board any information you may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to us and the operation of our business or any violation of this Code of Ethics.  In either event, any reporting is confidential and you are protected from retaliation.

4.

You shall promptly bring to the attention of the Chairman of the Board any information you may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in our financial reporting, disclosures or internal controls.

5.

You must avoid any personal activity or association that could appear to influence your judgment or affect our best interests.  You shall promptly bring to the attention of the Chairman of the Board any information you may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in our financial reporting, disclosures or internal controls.

Violations and Waivers

Our Chairman of the Board shall advise the Board of Directors in writing of all violations of this Cold of Ethics reported to him.

Our Board of Directors shall determine, with or without the advice of others, appropriate actions to be taken in the event you violate this Code of Ethics.  These actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code of Ethics and may include actions ranging from: (a) writing notices to the individual involved that the Board has determined that there has been a violation to (b) termination of the individual's employment.  In determining what action is appropriate in a particular case, the Board of Directors will take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violation in the past.

No waivers of any provision of this Code of Ethics may be made except by the Board of Directors.  Only the Board of Directors may amend this Code of Ethics.  Any waiver or amendment shall be reported as required by law or regulation.

A.

Principal Accountant Fees and Services

During the past two fiscal years, the Company has paid its auditors, Ellis Foster, the following fees:

 Dec. 31

                2003                       2002

Audit Fees

17,000

    14,400

Audit Related Fees

      6,705

All Other Fees

      2,200

The above listed services were approved by the Company's audit committee.

B.

Exemption from the Listing Standards for Audit Committee

The Company believes that the majority of the members of the audit committee were deemed "independent".

C.

Purchase of Equity Security by the Issuer and Affiliate Purchaser

None

PART III

Item 17.  Financial Statements

Attached hereto

Item 18.  Financial Statements

Not Applicable

Item 19.  Exhibits

a.

Financial Statements

Document	Page
Consolidated Financial Statements as at December 31, 2003 and 2002 (in Canadian Dollars) including Auditors Report, Balance Sheet, Cash Flow and Notes	72

b.

Exhibits

Exhibit Number	Description
12.1	Certification of President Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chairman of the Board Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and that it has duly caused the undersigned to sign this Annual Report on its behalf.

Minco Mining & Metals Corporation

Dated: May 20, 2004

/s/   Dr.  Ken Z. Cai

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

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and  have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b )

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  May 20, 2004

___"Ken Z. Cai"___________________________

Ken Z. Cai, President

EXHIBIT 12.2

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

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and  have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b )

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  May 20, 2004

__"William Meyer"________________________

William Meyer, Chairman of the Board

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2003 and 2002

Index

Auditors' Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ELLIS FOSTER

           CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 734-1112  Facsimile: (604) 714-5916

Website:  www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

MINCO MINING & METALS CORPORATION

We have audited the consolidated balance sheets of Minco Mining & Metals Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the company's financial position and its shareholders' equity as at December 31, 2003 and 2002 and its results of operations for each of the years in the three-year period ended December 31, 2003, to the extent summarized in Note 15 to the consolidated financial statements.

Vancouver, Canada March 11, 2004	Chartered Accountants

EF

A partnership of incorporated professionals An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited

- members in principal cities throughout the world

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Balance Sheets
December 31, 2003 and 2002
(Expressed in Canadian Dollars)

		2003	2002

ASSETS

Current assets
Cash and cash equivalents		$625,396	$40,681
Temporary investments		5,918,413	61,918
Advances and sundry receivables		311,267	62,724
Prepaid expenses and deposits		60,813	38,606

		6,915,889	203,929

Mineral interests (Note 3)		100	100

Equipment (Note 4)		66,061	82,672

		$6,982,050	$286,701

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$357,670	$431,444

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital (Note 5)		19,201,871	10,836,933

Contributed surplus (Notes 5b and 6)		179,528	6,148

Deficit		(12,757,019)	(10,987,824)

		6,624,380	(144,743)

		$6,982,050	$286,701

Commitments (Note 11)

Approved by the Directors:	"Robert Gayton"	"William Meyer"

	Robert Gayton	William Meyer

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Statements of Operations and Deficit
Years Ended December 31, 2003, 2002 and 2001
(Expressed in Canadian Dollars)

	2003	2002	2001

Exploration costs, net of recovery	$308,858	$494,813	$168,835

Administrative expenses
Accounting and audit	31,232	24,800	62,070
Advertising	15,880	3,025	9,587
Amortization of equipment	23,301	20,922	25,877
Foreign exchange loss	48,148	1,436	(374)
Interest expense on convertible debenture	52,162	-	-
Legal	45,192	19,090	92,503
Listing, filing and transfer agents	73,620	25,857	16,082
Management fees, net of recovery	13,499	75,773	34,143
Office and miscellaneous	28,986	54,331	41,556
Project investigation	445,933	53,456	-
Promotion and government relations	231,936	198,486	164,671
Rent	85,698	115,107	79,055
Salaries and benefits	138,582	178,348	56,038
Stock based compensation	242,581	6,148	-
Telephone	5,963	15,011	7,354
Travel and transportation	15,668	28,766	35,038

	1,498,381	820,556	623,600

Operating loss	(1,807,239)	(1,315,369)	(792,435)

Interest and sundry income	38,044	27,160	77,023

Loss for the year	(1,769,195)	(1,288,209)	(715,412)

Deficit, beginning of year	(10,987,824)	(9,699,615)	(8,984,203)

Deficit, end of year	$(12,757,019)	$(10,987,824)	$(9,699,615)

Loss per share - basic and diluted	$(0.08)	$(0.07)	$(0.04)

Weighted average number of common
shares outstanding - basic and diluted	20,875,129	17,682,041	16,380,123

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Statements of Cash Flows
Years Ended December 31, 2003, 2002 and 2001
(Expressed in Canadian Dollars)

	2003	2002	2001

Cash flows from (used in) operating activities
Loss for the year	$(1,769,195)	$(1,288,209)	$(715,412)
Adjustment for items not involving cash:
- amortization of equipment	23,301	31,560	41,075
- loss on sale of temporary investments	-	700	(35,168)
- stock based compensation	242,581	6,148	-
- others	26,535	-	-
Change in non-cash working capital items:
- sundry receivable	(248,543)	11,132	4,220
- prepaid expenses and deposits	(22,207)	132,683	(114,688)
- accounts payable and accrued liabilities	(73,774)	29,836	72,735

	(1,821,302)	(1,076,150)	(747,238)

Cash flows from financing activities
Shares issued for cash	7,688,602	550,000	-
Proceeds from issuance of convertible debenture	580,600	-	-

	8,269,202	550,000	-

Cash flows from (used in) investing activities
Acquisition of equipment	(6,690)	(16,137)	(4,506)
Decrease (increase) in temporary investments	(5,856,495)	368,141	747,238

	(5,863,185)	352,004	742,732

Increase (decrease) in cash and
cash equivalents	584,715	(174,146)	(4,506)

Cash and cash equivalents,
beginning of year	40,681	214,827	219,333

Cash and cash equivalents, end of year	$625,396	$40,681	$214,827

Supplemental disclosure of cash flows
information
Interest paid	$25,627	$-	$-

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

1.

Nature of Operations

The Company was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition, exploration and development of mineral resource properties in China.

The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether these properties contain economically recoverable ore reserves.  The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions, exploration and development of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing.  The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or sufficient proceeds from the disposition thereof.

2.

Significant Accounting Policies

(a)

Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned British Virgin Island subsidiary, Triple Eight Mineral Corporation ("Temco"), its 80% owned joint venture company, Gansu Keyin Mining Co. Ltd. ("Keyin"), and its 75% owned joint venture company, Inner Mongolia Damo Mining Co. Ltd. ("Damo").  Minority interests of 20% and 25%, respectively, are $nil as they represent only the profit sharing and working interests.  As at December 31, 2003, the joint ventures are still in the exploration stage and have not generated any revenue; therefore, the accounts of Keyin and Damo are 100% consolidated.

All inter-company accounts and transactions have been eliminated.

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

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies (continued)

(c)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.  As at December 31, 2003 and 2002, cash equivalents consist of cash only.

(d)

Temporary Investments

Temporary investments are stated at the lower of cost and market value.  As at December 31, 2003, temporary investments consist of high-grade bonds and guaranteed investment certificates with a fair value approximately the carrying value.

(e)

Equipment

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

(f)

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.  As the Company incurred net losses in fiscal 2003 and 2002, the stock options and share purchase warrants as disclosed in Note 6 were not included in the computation of loss per share as its inclusion would be anti-dilutive.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies (continued)

(g)

Translation of Foreign Currencies

The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are translated into Canadian dollars using the temporal method.  Under this method, monetary assets and liabilities are translated at the year end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the year and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates.

(h)

Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are expensed when incurred until such time as reserves are proven.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

(i)

Stock Based Compensation

Effective January 1, 2002, the Company adopted the requirements of Section 3870 of the CICA Handbook with respect to stock-based compensation.  Options granted to employees and directors are accounted for using the intrinsic value method where compensation expense is recognized for stock options granted at prices below the market price of the underlying common share at the date of the grant.  Options granted to those other than employees and directors are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes Option Pricing Model.

(j)

Long-lived Assets Impairment

Long-term assets are reviewed when changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value.  Fair value is generally determined using a discounted cash flow analysis.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies (continued)

(k)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

3.

Mineral Interests

(a)

Gansu Projects: The joint venture company Gansu Keyin Mining Co. Ltd. ("Keyin") was formed pursuant to an agreement dated August 28, 1998 and amended August 28, 2003.  The following projects are operated through Keyin:

(i)

White Silver Mountain - As per the amendment signed on August 28, 2003, the Company has spent approximately 20 million RMB and earned 61% total project interest.  Both parties to the joint venture company may proceed in accordance with the original joint venture contract, which provided the Company has the right to earn an 80% interest by spending 40 million RMB (approximately C$6.3 million).  There is no time limit for the contribution.

(ii)

Yangshan (Anba) - In 2003, the Company signed agreements with Gansu provincial government and two other companies in Gansu for the exploration and development of the Anba gold deposit in the Yanshan gold field.  Pursuant to the terms of the agreements, Keyin has the right to acquire a 40% equity interest in Yangshan Gold Mining Co., Ltd. ("YGM"), a joint venture company to be established for the exploration and development of the Anba gold deposit.  YGM will acquire a 100% interest in the Anba gold deposit for US$6 million, consisting of a 40% initial payment (US$2.4 million) and the balance of 60% (US$3.6 million) will be paid over 5 years. Keyin's share of the capital contribution is 40%, which is 24 million RMB (approximately C$3.8 million). As at December 31, 2003, about C$44,000 was incurred by the Company for expenditures on this project.

(iii)

West Extension of Yangshan - In 2003, the Company signed a co-operation agreement with No. 2 Exploration Institute of Gansu Bureau of Geological Exploration ("GBGE") for the exploration and development of mineral resources in south Gansu province of China.  GBGE and Keyin will establish a new sino-foreign joint venture company to initially explore for gold in three areas, to which GBGE holds exploration permits.  Keyin has rights to earn 75% equity interests in the three areas.  To earn the interest, Keyin must expend 7.5 million RMB (approximately C$1.2 million) on this project over four years.  A joint venture contract was signed subsequently on March 1, 2004.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

3.

Mineral Interests   (continued)

(b)

Inner Mongolia Projects:

(i)

Gobi - The property is located in Inner Mongolia Autonomous Region, China.  Pursuant to a Co-operative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending 18 million RMB (approximately C$2.8 million) over a four-year period.  A joint venture company called Inner Mongolia Damo Mining Co. Ltd. was formed to hold the above noted mineral interests. In 2003, the board of the directors of Damo decided to reduce its registered capital from RMB 16.8 million RMB to 7 million RMB, with no effect to the earn-in process.  As at December 31, 2003, the Company spent approximately 7 million RMB (approximately C$1.1 million) and earned 54% project interest.

(ii)

BYC - In 2002, Minco reached an agreement with the Inner Mongolian Bureau of Non-ferrous Metals and Exploration to acquire majority interest in a joint venture company which holds the BYC gold project located in central Inner Mongolia.  On December 3, 2003, the joint venture company called the Inner Mongolia Huayu-Minco Mining Co., Ltd. was formed to hold the above noted mineral interest.  Minco can earn 75% interest in the joint venture company by spending 12 million RMB (approximately C$2.4 million) over four years.  In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. ("Cantech").  Pursuant to the agreement, Cantech acquired the right to earn a 51% interest in the BYC project by spending 12 million RMB (approximately C$2.4 million) in exploration over 3-year period.  Cantech can earn another 9% by bringing the project to feasibility stage.  As at December 31, 2003, about C$55,000 was incurred by the Company for expenditures on this project.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

3.

Mineral Interests   (continued)

The Company follows the practice of expensing all exploration costs until mineral reserves have been established.  The costs incurred on the Company's mineral properties, which are all located in China, are as follows:

	Costs incurred to December 31 2002	2003 Exploration costs	Costs incurred to December 31 2003
Currently active properties:
- Gansu - White Silver Mountain	$1,349,354	$ 36,994	$ 1,386,348
- Gansu - Yangshan (Anba)	-	43,811	43,811
- Inner Mongolia - Gobi	1,158,745	216,806	1,375,551
- Inner Mongolia - BYC	-	54,783	54,783
	2,508,099	352,394	2,860,493
Inactive properties:
- Heavenly Mountains	436,519	-	436,519
- Emperor's Delight	100	-	100
- Crystal Valley	100	-	100
- Stone Lake	100	-	100
- Changba Lijiagou Lead-Zinc Deposit	100	-	100
- Chapuzi	100	-	100
	437,019	-	437,019

Total	2,945,118	352,394	3,297,512
Exploration cost recoveries	-	(43,536)	(43,536)
Expensed exploration costs	(2,945,018)	(308,858)	(3,253,876)
	$ 100	$ -	$ 100

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

4.

Equipment

	2003
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 74,895	$ 61,777	$ 13,118
Office equipment and furniture	90,465	71,953	18,512
Motor vehicles	59,309	53,378	5,931
Mining equipment	191,873	167,416	24,457
Leasehold improvements	5,776	1,733	4,043

	2002
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 71,635	$ 56,853	$ 14,782
Office equipment and furniture	87,035	67,754	19,281
Motor vehicles	59,309	50,836	8,473
Mining equipment	191,873	156,935	34,938
Leasehold improvements	5,776	578	5,198

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

5.

Share Capital

(a)

Authorized:  100,000,000 common shares without par value

(b)

Issued:

	Shares	Amount
Balance December 31, 2001	16,380,123	$10,286,933
Private placement at $0.25 per share	2,200,000	550,000
Balance, December 31, 2002
Stock options exercised ranging from $0.20 to $0.55 per share, including $69,201 contributed surplus attributed to stock-based compensation recognized	763,000	373,851
Private placement at $0.35 per share plus 186,344 shares and less $44,744 for finders' fees	4,472,058	1,455,257
Share purchase warrants exercised at $0.40 per share	50,000	20,000
Private placement at $1.70 per share less $464,348 in cash for share issuance costs	3,748,848	5,908,695
Shares allotted for the conversion of convertible debenture - see Note 5 (d)	-	607,135
Balance, December 31, 2003	27,614,029	$19,201,871

On July 30, 2003, the Company completed a non-brokered private placement of 4,285,714 units priced at $0.35 per unit with each unit consisting of one common share and one-half non-transferable share purchase warrant with each warrant entitling the holder to acquire a further common share at $0.40 until July 21, 2004 and at $0.60 until July 21, 2005.  The Company applied the residual approach and allocated the total proceeds of $1,455,257 to the common shares and $nil to warrants.  The securities were restricted from trading until November 21, 2003.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

5.

Share Capital (continued)

(b)

Issued: (continued)

On December 8, 2003, the Company completed a brokered private placement of 3,748,848 units priced at $1.70 per unit with each unit consisting of one common share and one-half non-transferable share purchase warrant with each warrant entitling the holder to acquire a further common share at $2.15 until December 8, 2005.  In addition, the Company issued an underwriter's compensation warrant entitling the underwriter to purchase up to 262,419 common shares, exercisable at a price of $1.80 per share for a period of twelve months from closing.  The Company applied the residual approach and allocated the total proceeds of $5,908,695 to the common shares and $nil to warrants.  The securities are restricted from trading until April 8, 2004.

(c)

As at December 31, 2003, 2,991,322 (2002 - 2,991,322) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

(d)

In 2003, the Company completed a $580,600 convertible debenture financing.  The debenture accrued interest at a rate of 10% per year and matured in five years.  The debenture was convertible into 1,451,500 common shares at $0.40 per share and the accrued interest was convertible into 10,250 common shares at $1.80 per share.  The debenture and accrued interest were converted into common shares, which were allotted, before the year-end.  Subsequent to the year-end, all of the allotted common shares have been issued.

(e)

Share purchase warrants outstanding as at December 31, 2003:

Number of Warrants	Exercise Price	Expiry Date

262,419	$1.80	December 8, 2004
2,092,857	$0.40	July 21, 2004
	$0.60	July 21, 2005
1,874,424	$2.15	December 8, 2005
4,229,700

See Note 5 (b).

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

6.

Stock Options

The Company granted 1,624,000 and 430,000 stock options to employees, directors and consultants of the Company in 2003 and 2002, respectively. Each option entitles its holder to acquire one common share of the Company between $0.38 to $2.00 per common share. These options are vested from February 6, 2002 to October 6, 2006 and expire between March 25, 2004 and October 6, 2008.  In 2003, the Company recorded $242,581 (2002 - $6,148) stock based compensation and contributed surplus.  The $242,581 includes stock options granted to consultants under the fair value method totalling to $234,111 and to employees and directors under the intrinsic value method where the fair market value of the options at the date of grant was higher than the exercise price totalling $8,470.

Details of options granted are as follows:

	Number of options	Weighted Average Exercise Price
Options outstanding at December 31, 2001	2,637,000	$ 0.37
Granted	430,000	$ 0.52
Expired	(15,000)	$ 0.55
Options outstanding at December 31, 2002	3,052,000	$ 0.39
Granted	1,624,000	$ 0.73
Exercised	(763,000)	$ 0.40
Cancelled / Expired	(594,000)	$ 0.55
Options outstanding at December 31, 2003	3,319,000	$ 0.53

A summary of weighted average fair value of stock options granted during the year- end December 31, 2003 is as follows:

	Weighted Average Exercise Price	Weighted Average Fair Value
Exercise price exceeds market price at grant date:	$ 0.53	$ 0.24
Exercise price equals market price at grant date:	$ 0.58	$ 0.33
Exercise price less than market price at grant date:	$ 2.00	$ 1.81

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

6.

Stock Options   (continued)

A summary of stock options outstanding and exercisable is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.10 - $0.50	1,301,400	2.71	$ 0.22	1,131,400	$ 0.17
$0.51 - $1.00	1,817,600	2.85	$ 0.59	1,479,265	$ 0.47
$1.01 - $2.00	200,000	1.87	$ 2.00	-	$ -
	3,319,000	2.74	$ 0.53	2,610,665	$ 0.42

Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro-forma effect of all awards granted.  For disclosure purposes, the fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

	2003	2002
Risk-free interest rate	5.14%	5.5%
Dividend yield	0%	0%
Volatility	67% - 111%	84% - 111%
Approximate expected lives	3 years	5 years

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

6.

Stock Options   (continued)

Based on the computed option values and the number of the options issued, had the Company recognized compensation expense for employees and directors using the Black-Scholes Option Pricing Model, the following would have been its effect on the Company's net loss:

	2003	2002
Net (loss) for the year:
- as reported	$ (1,769,195)	$ (1,288,209)
- pro-forma	$ (2,033,406)	$ (1,362,126)
Basic and diluted (loss) per share:
- as reported	$ (0.08)	$ (0.07)
- pro-forma	$ (0.10)	$ (0.08)

7.

Income Taxes

(a)

A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2003	2002

Statutory income tax rate	(38%)	(40%)
Tax losses not benefited	38%	40%
Effective tax rate	-	-

(b)

As at December 31, 2003, the Company has non-capital losses of approximately $8,400,000, unused cumulative Canadian and foreign exploration and development expenses of $3,075,000, and undepreciated capital costs of approximately $400,000 carried forward for tax purposes and available to reduce taxable income of future years.  The non-capital losses will expire between 2004 and 2010 if not utilized.  The exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.

Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is unlikely.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

8.

Related Party Transactions

(a)

The Company incurred the following expenses to its directors or corporations controlled by its directors:

	2003	2002

Exploration costs	$ 68,992	$ 71,973
Management fees	18,239	75,773
Promotion	7,363	-
Property investigation	25,423	-

(b)

Accounts payable of $31,030 (2002 - $39,841) is due to a director of the Company.

(c)

Sundry receivable of $234,436 (2002 - $2,373) is due from two corporations related by a common director.

9.

Geographical Information

The Company's business is considered as operating in one segment and the geographical division of the total assets of the Company are as follows:

	2003	2002

Canada	$ 6,918,159	$ 251,201
China	63,891	35,500

10.

Non-Cash Transactions

(a)

In 2003, the Company issued 186,342 common shares as finder's fee pursuant to a private placement.

(b)

See Note 5 (d).

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

11.

Commitments

(a)

The Company has commitments in respect of office leases requiring minimum payments of $682,158, as follows:

2004	$ 201,345
2005	203,409
2006	207,537
2007	69,867

The Company has entered into sub-lease agreements for a portion of its leased premises and anticipates recovering approximately $140,000 per annum.

(b)

The Teck-Cominco Agreements

The Company has entered into agreements with Teck Cominco Ltd. "Teck Cominco"), of Vancouver, B.C., Canada on February 19, 1996 and February 20, 1996, respectively (collectively the "Teck-Cominco Agreements").

Pursuant to the terms of the Teck-Cominco Agreements, Teck Cominco received "earn-in rights" as to the Non-Chinese Interest in any two mineral property rights acquired by the Company in China after the date of the Teck-Cominco Agreements until March 1, 2004 (expired).  Teck Cominco has, however, ongoing right of first offer on the disposition of Minco's interests for an additional period of three years.

12.

Financial Instruments

The carrying value of cash and cash equivalents, temporary investments, sundry receivable, accounts payable and accrued liabilities and convertible debenture approximates the fair value due to the short-term nature of these financial instruments.  The fair value of temporary investments is equivalent to the market value.  The Company operates in China and some of its material exploration expenditures are payable in either U.S. dollars and the Chinese currency RMB and is, therefore, subject to foreign currency risk arising from changes in exchange rates among Canadian dollars, U.S. dollars and RMB.  The Company is not exposed to significant interest risk.  The Company places its temporary investments with government and bank debt securities and is subject to minimal credit risk.  The Company also considers itself not subject to high concentration of credit risk to its debtors and does not require collateral to support these financial instruments.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

13.

Comparative Figures

Certain 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2003.

14.

Subsequent Events

(a)

The Company issued 581,357 common shares between $0.20 and $0.40 per share for total proceeds of $209,543 pursuant to the exercise of stock options and warrants.

(b)

See Note 3(a)(iii).

(c)

See Note 5(d).

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

(a)

The Consolidated Statement of Shareholders' Equity, prepared in accordance with the U.S. GAAP as required, is now presented as an additional schedule.

(b)

Reconciliation of Consolidated Balance Sheet items:

	2003	2002
Mineral interests (Canadian GAAP)	$ 100	$ 100
Nominal carrying value written off	(100)	(100)
Mineral interests (US GAAP)	$ -	$ -
Securities available for sale (Canadian GAAP)	$ 5,918,413	$ 61,918
Unrealized gains (losses)	(864)	-
Securities available for sale (US GAAP)	$ 5,917,549	$
Total assets (US GAAP)	$ 6,981,086	286,601
Total liabilities (US GAAP)	$ 357,670	$ 431,444

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(c)

Reconciliation of Consolidated Statement of Operations Items:

	2003	2002	2001
Loss for the year (Canadian GAAP)	$(1,769,195)	$(1,288,209)	$ (715,412)
Release of escrow shares as compensation	-	-	(199,852)
Loss for the year (US GAAP)	$(1,769,195)	$(1,288,209)	$ (915,264)
Loss per share - basic and diluted (US GAAP)	$ (0.10)	$ (0.09)	$ (0.07)
Weighted average number of common shares outstanding - basic and diluted (US GAAP)	17,883,807	14,690,719	13,388,801

(d)

Marketable Securities

All of the Company's temporary investments are classified as available-for-sale securities under US GAAP.  Available-for-sale securities are recorded at market value.  Unrealized holding gains and losses on available-for-sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders' equity until realized.  A summary of available-for-sale securities by major security type is as follows:

	Cost	Gross unrealized holding gains (losses)	Market value
2003:
Bank of Montreal Mortgage Corporation Term Investment	$ 5,697,400	$ 3,618	$ 5,701,018
Nova Scotia Power Inc. Medium Term Note	51,166	(1,066)	50,100
Ford Credit Canada Medium Term Note	36,370	(298)	36,072
General Motors Acceptance Medium Term Note	101,321	(2,978)	98,343
GMAC of CDA Ltd. Medium Term Note	32,156	(140)	32,016
Total	$ 5,918,413	$ (864)	$ 5,917,549
2002:
Canadian Treasury Bills	$ 61,918	$ -	$61,918

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

15.

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

Pursuant to another escrow share agreement, 4,880,000 escrow shares may be released, upon application, on the basis of one escrow share for every $1.81 expended on exploration and development of a resource property, including expenditures on mining equipment, but excluding expenditures on Chapuzi and Savoyardinskii properties.  949,561 shares, 508,736 shares and 430,381 shares were released in 1998, 1999 and 2001 respectively.  As at December 31, 2003, there were 2,991,322 (2002: 2,991,322) such escrow shares outstanding.

U.S. GAAP requires that the fair value of the shares at the time they are released from escrow should be recognized and charged to income. The Company recorded $199,852 in 2001 relating to the release of 571,006 escrow shares.

As escrow shares are contingently cancellable, they are excluded from the calculation of the weighted average number of shares for purposes of loss per share under U.S. GAAP.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(f)

Stock Based Compensation

In 2002, The Company adopted the CICA Recommendation "Stock-based compensation and other stock-based payments" to account for stock based compensation. The adoption of the Recommendation has harmonized the U.S. and Canadian GAAP in this aspect in 2002 and onward.

In 2001, the Company adopted the Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options under the U.S. GAAP. Under APB 25, no compensation is recognized in connection with options granted to employees except if options are granted at a strike price below fair value of the underlying stock. The Company did not have any stock based compensation after applying APB 25 in 2001.

A summary of the stock options movement in 2001 is as follows:

	Number of shares	Weighted average exercise price

Outstanding, December 31, 2000		$1.42
Re-priced	1,000,600	0.55
Granted	1,686,400	0.27
Cancelled	(1,050,600)	1.38
Outstanding, December 31, 2001	2,637,000	0.37

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(f)

Stock Based Compensation   (continued)

The Company is required under the U.S. GAAP to disclose pro-forma information regarding its "Loss for the year" and "Loss per Share" as if it has accounted for its stock based compensation using the fair value method as required under SFAS 123.

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

Had the Company adopted the fair value method to account for its stock based compensation, the Company's loss for the year, basic and diluted loss per share would have been increased on a pro-forma basis as indicated below:

	2003	2002	2001
Loss for the year:
- as reported	$ (1,769,195)	$ (1,288,209)	$ (915,264)
- pro-forma	$ (2,088,220)	$ (1,465,985)	$ (1,400,134)
Basic and diluted loss per share:
- as reported	$ (0.10)	$ (0.09)	$ (0.07)
- pro-forma	$ (0.12)	$ (0.10)	$ (0.10)

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(g)

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin (ARB) No. 51.  This interpretation clarifies how to identify variable interest entities and how the Company should assess its interests in a variable interest entity to decide whether to consolidate the entity.  FIN 46 applies to variable interest entities created after January 31, 2003, in which the Company obtains an interest after that date.  Also, FIN 46 applies in the first fiscal quarter or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003.  The adoption of FIN 46 has no impact on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003. The Company does not expect the implementation of SFAS No. 149 to have a material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 30, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the implementation of SFAS No. 150 to have a material impact on our consolidated financial statements.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(g)

New Accounting Pronouncements (continued)

In December 2003, the FASB issued SFAS No. 132(R), a revision to SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits. SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. The adoption of SFAS No. 132(R) does not impact our consolidated financial position or results of operations.

In a December 11, 2003 speech at the American Institute of Certified Public Accountants, the Securities and Exchange Commission ("SEC") expressed that rate-lock commitments represent written put options and, therefore, be valued as a liability.  The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004.  Additionally, the SEC recently issued Staff Accounting Bulletin (SAB) No. 105. SAB No. 105 clarifies the SEC's position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. The Company has not yet determined the impact on the consolidated financial statements of SAB No. 105, which must be implemented for loan commitments entered into on or after April 1, 2004. The Company is currently analyzing the impact of the SEC's position and will, if required, account for its loan origination commitments as prescribed.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2003 and 2002
(Expressed in Canadian Dollars)
					Accumulated	Total
					other	Share-	Total
			Additional		compre-	holders'	Compre-
	Common shares		paid-in	(Deficit)	hensive	equity	hensive
	Shares	Amount	capital	accumulated	(loss)	(deficiency)	(loss)

Balance, December 31, 2001	16,380,123	-	14,610,766	(14,023,548)	3,210	590,428	$(929,484)
Shares issued for cash on May 29, 2002
for private placements at $0.25 per share	2,200,000	-	550,000	-	-	550,000	-
Stock based compensation	-	-	6,148	-	-	6,148	-
Other comprehensive income
- unrealized gain (loss) on available-for-sale securities	-	-	-	-	(3,210)	(3,210)	(3,210)
Comprehensive income - net (loss) for the year	-	-	-	(1,288,209)	-	(1,288,209)	(1,288,209)

Balance, December 31, 2002	18,580,123	-	15,166,914	(15,311,757)	-	(144,843)	$(1,291,419)
Shares issued for cash in fiscal year 2003 for exercise
of options, ranging from $0.20 to $0.55 per share	763,000	-	304,650	-	-	304,650	-
Shares issued for cash on July 30, 2003
for private placements at $0.35 per share	4,472,058		1,455,257			1,455,257
Shares issued for cash on December 9, 2003
for private placements at $1.70 per share	3,748,848		5,908,695			5,908,695
Shares issued for cash on December 12, 2003 for
exercise of warrants at $0.40 per share	50,000		20,000			20,000
1,461,750 shares allotted for the conversion of
convertible debenture			607,135			607,135
Stock based compensation	-	-	242,581	-	-	242,581	-
Other comprehensive income
- unrealized gain (loss) on available-for-sale securities	-	-	-	-	(864)	(864)	(864)
Comprehensive income - net (loss) for the year	-	-	-	(1,769,195)	-	(1,769,195)	(1,769,195)

Balance, December 31, 2003	27,614,029	-	$23,705,232	$(17,080,952)	$(864)	$6,623,416	$(1,770,059)