Form 20-F
MINCO MINING & METALS CORP
filed 2005-06-13
CIK 1020825

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 20-F

          Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

    X   Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

          Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Exact name of registrant as specified in its charter)

Province of British Columbia (Canada)

(Jurisdiction of incorporation or organization)

Suite 1980, 1055 West Hastings Street

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

N/A	N/A
________________ Title of each class	____________________________________ Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without par value

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

35,741,358

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

Yes

No

Not Applicable

TABLE OF CONTENTS

        PAGE

INTRODUCTION AND USE OF CERTAIN TERMS

5

FORWARD-LOOKING STATEMENTS

5

GLOSSARY OF MINING TERMS

5

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

8

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

9

ITEM 3.  KEY INFORMATION

9

ITEM 4.  INFORMATION ON THE COMPANY

14

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

48

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

56

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

64

ITEM 8.  FINANCIAL INFORMATION

66

ITEM 9.  THE OFFER AND LISTING

67

ITEM 10.  ADDITIONAL INFORMATION

68

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES

                   ABOUT MARKET RISK

78

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

79

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

79

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

                   HOLDERS AND USE OF PROCEEDS

79

ITEM 15.  CONTROLS AND PROCEDURES

80

ITEM 16.  AUDIT COMMITTEE FINANCIAL EXPERT

80

PART III

ITEM 17.  FINANCIAL STATEMENTS

82

ITEM 18.  FINANCIAL STATEMENTS

82

ITEM 19.  EXHIBITS

83

SIGNATURES

83

INTRODUCTION AND USE OF CERTAIN TERMS

Minco Mining & Metals Corporation is incorporated under the laws of the province of British Columbia, Canada.  As used herein, except as the context otherwise requires, the term “Minco” or the “Company” refers to Minco Mining & Metals Corporation and its consolidated subsidiaries.  The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars.  Unless otherwise indicated, reference to dollar amounts in this Annual Report shall refer to Canadian dollars.

Minco Mining & Metals Corporation files reports and other information with the Securities and Exchange Commission ("SEC") located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.   Copies of Minco’s filings with the SEC, may be obtained by accessing the SEC’s website located at www.sec.gov.   Further, Minco also files reports under Canadian regulatory requirements on SEDAR.  Copies of Minco's reports filed on SEDAR can be obtained by accessing SEDAR’s website at www.sedar.com.

The principal executive office of the Company is located at Suite 1980, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 2E9, Tel: 604-688-8002, Fax: 604-688-8030, email address info@mincomining.ca  and website www.mincomining.ca.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements regarding events and financial trends which may affect the Company’s future operating results and financial position.  Such statements are subject to risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from those anticipated in forward looking statements.  These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in China, all of which factors are set forth in more detail in the section entitled “Risk Factors” in Item 3.D. and “Operating and Financial Review and Prospects” at Item 5.

GLOSSARY OF MINING TERMS

Alteration	changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydro-thermal solutions.
Anomalous	inconsistent with or deviating from what is usual, normal or expected.
Anomaly	the geographical area corresponding to anomalous geochemical or geophysical values.
Assay	a chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
Back-in rights	providing financing assistance in exchange for the right to regain an interest at a later time under predetermined terms.
Carried interest	an interest which does not require funding.

Chalcopyrite Drift	copper sulphide mineral. an underground passage, approximately horizontal, often along a mineralized zone.
Drilling or diamond drilling	a drilling procedure using diamond-tipped bits which result in recovery of a drill core or cylindrical section of rock from beneath the earth’s surface.
Fault	a fracture in a rock across which there has been displacement.
Felsic intrusions	an intrusion of granite into surrounding rocks.
Geochemical sampling	trace element analysis of residual soils which may be interpreted to predict the composition of the underlying bedrock.
Geology	a science that deals with the history of the earth and its life especially a recorded in rocks.
Geophysical survey

means an exploration method that measures magnetic, electrical or other physical characteristics of the earth, the results of which can be interpreted and used to predict the possibility of economic mineral concentrations beneath the surface of the earth.

Grade

the concentration of an ore metal in a rock sample, given either as weight percentage for base metals or in grams per tonne (grams per tonne) or ounces per short ton (oz/t) for precious metals.  The grade of an ore deposit is calculated as an average of the grades of a very large number of samples collected from throughout the deposit.

Heap leach	a process whereby valuable metals are leached from a heap or pad of crushed ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.
Highly anomalous	an anomaly, which is 50 to 100 times average background.
Horizon	layer (as in massive sulphide horizon).
Intrusive	mineralization within a rock type that was once molten and has “intruded” into other rocks in that state, after which it cools.
Mineralization	minerals of value occurring in rocks.
Net smelter royalty	a share of the net revenues received from a smelter generated by the sale of metal produced by a mine.
Ore	a natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

Ore lenses	a lenticular concentration of valuable material.
Sedimentary exhalative (or SedEx) type deposit	a type of deposit consisting of layers of massive sulphide (a rock composed of at least 60% sulphide minerals) interbedded with layers of sedimentary rock.
Skarn	type of altered rock which in some areas contains commercially-recoverable amounts of metals.
Sulphide	a compound of sulphur and some other elements.
Smelter	the treatment of sulphide concentrates to produce metal.
Surficial oxide zone	the top portion of a deposit which has been oxidized by surface weathering.
Trenching	trenches excavated to bedrock which may be made by hand or by machine.

PART 1

Item 1.

Identity of Directors, Senior Management and Advisers

A.

Directors and Senior Management

The following table sets forth as of May 31, 2005, the names, business addresses and functions of the Company’s directors and senior management.

Name	Business Address	Position

Ken Cai	Suite 1980 - 1055 West Hastings Street Vancouver, British Columbia Canada V6C 1X8	President, Chief Executive Officer and Director
William Meyer	Suite 1980 - 1055 West Hastings Street Vancouver, British Columbia Canada V6C 1X8	Chairman and Director
Robert M. Callander	43 Delhi Avenue North York, Ontario, Canada M5M 3B8	Director
Hans Wick	Gartenstr. 7 Zurich, Switzerland CH8002	Director
Robert Gayton	Suite 1550 – 1185 West Georgia Street Vancouver, British Columbia, Canada V6E 4E6	Director
Simon Anderson	Suite 880 - 609 Granville Street Vancouver, British Columbia, Canada V7Y 1G5	Chief Financial Officer
Brigitte M. McArthur	Suite 1980 - 1055 West Hastings Street Vancouver, British Columbia Canada V6C 1X8	Corporate Secretary
Fiona Zhou	Suite 1980 - 1055 West Hastings Street Vancouver, British Columbia Canada V6C 1X8	Controller

B.

Advisors

The Company's registrar and transfer agent for its common shares is Computershare Trust Company of Canada, located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, Tel: 604-661-0224, Fax: 604-661-9401 or at www.computershare.com.

The Company’s principal commercial banker is the Bank of Montreal, located at the Main Floor, First Bank Tower, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L7.

The Company's legal advisors are Salley Bowes Harwardt, located at 1185 West Georgia Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 4E6 and US legal advisors are Bartel Eng & Schroder, located 300 Capitol Mall, Suite 1100, Sacramento, CA  95814.

C.

Auditors

The Company's auditors are Ernst & Young, LLP (predecessor “Ellis Foster”), Chartered Accountants, located at 1650 West 1st Avenue, Vancouver, British Columbia, Canada, V6J 1G1.  Ernst & Young, LLP has been the Company's auditor for the past seven years.

Item 2.

Offer Statistics and Expected Timetable

Not applicable.

Item 3.

Key Information

A.

Selected Financial Data

The following selected financial information for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000 are derived from the financial statements of the Company and should be read in conjunction with the financial statements and the notes attached to this Annual Report.  The Company’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  Over the period reviewed, there have been significant differences between Canadian GAAP and US GAAP including the recording of exploration costs, recognition of compensation expense upon release of the escrow shares and issuance of stock options and the recording of marketable securities.

The following tables summarize selected financial data. The Company has not had any discontinued operations, nor has it declared any dividends.

                                          Canadian GAAP

	December 31 2004	December 31 2003	December 31 2002	December 31 2001	December 31 2000
Operations
Interest and sundry income	$ 318,424	$ 85,278	$ 27,160	$ 77,023	$ 116,205
Exploration expense	777,618	308,858	494,813	168,835	446,094
Operating loss	(3,245,512)	(1,854,473)	(1,288,209)	(715,412)	(1,070,773)
Loss for year	(2,971,662)	(1,769,195)	(1,288,209)	(715,412)	(1,070,773)

Income (loss) from continuing
operations per common share
(basic and diluted)	($0.10)	($0.08)	($0.07)	($0.04)	($0.07)
Common shares used in
calculations	31,108,793	20,875,129	17,682,041	16,380,123	16,335,178

                                        Canadian GAAP (Continued)

	December 31 2004	December 31 2003	December 31 2002	December 31 2001	December 31 2000
Consolidated Balance Sheet Data
Total assets	13,025,691	6,982,050	286,701	988,926	1,631,603
Mineral interests	100	100	100	100	100
Total liabilities	316,154	357,670	431,444	401,608	328,873
Net assets (liabilities)	9,722,213	6,624,380	(144,743)	587,318	3,584,100
Share capital	$24,801,137	$19,201,871	$10,836,933	$10,286,933	$10,286,933
Common shares outstanding	35,043,897	27,614,029	18,580,123	16,380,123	16,380,123

                                        United States GAAP

	December 31 2004	December 31 2003	December 31 2002	December 31 2001	December 31 2000
Operations
Interest and sundry income	$ 318,424	$ 85,278	$ 7,160	$ 77,023	$ 116,205
Exploration expense	777,618	308,858	494,813	168,835	446,094
Loss for year	(2,971,662)	(1,769,195)	(1,288,209)	(915,264)	(1,070,773)

Income (loss) from continuing
operations per common share
(basic and diluted)	($0.11)	($0.10)	($0.09)	($0.07)	($0.08)
Common shares used in
calculations	28,117,471	17,883,807	14,690,719	13,388,801	12,828,232

Consolidated Balance Sheet Data
Total assets	13,056,129	6,981,086	286,601	992,036	1,648,933
Mineral interests	-	-	-	-	-
Total liabilities	316,154	357,670	431,444	401,608	328,873
Net assets (liabilities)	9,751,787	6,623,416	(144,843)	590,428	1,320,060
Share capital	$29,774,727	$23,705,232	$15,166,914	$14,610,766	$14,410,914
Common shares outstanding	35,043,897	27,614,029	18,580,123	16,380,123	16,380,123

Exchange Rates

The following table sets forth information as to the average period end, high and low exchange rate for Canadian Dollars and US Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar =US $1.2512) as at May 31, 2005.

Year Ended December 31 2004 2003	Average 1.26 1.35	Period End 1.20 1.29	High 1.40 1.58	Low 1.18 1.29
2002	1.51	1.58	1.58	1.51
2001	1.48	1.59	1.60	1.49
2000	1.43	1.50	1.56	1.44

The following table sets out the high and low exchange rate for each month during the previous six months:

Month	High	Low
May 2005	1.27	1.24
April 2005	1.26	1.21
March 2005	1.55	1.21
February 2005	1.26	1.23
January 2005	1.24	1.20
December 2004	1.24	1.19

On May 31, 2005, the exchange rate of Canadian dollars into United States dollars, based upon the above noted noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 equals $0.7993.

B.

Capitalization and indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

In addition to the other information presented in this Annual Report, you should consider the following carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements that involve risks and uncertainties.  The Company’s actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

The Company Has Incurred Losses

Since its reorganization in 1996, the Company has incurred net losses and will continue to incur losses until it can derive sufficient revenues from its projects.

The Company Is In Exploration Stage and Has No Proven Reserves

None of the properties in which the Company has interests are in commercial production, or contain reserves.  In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties will prove to be worth further expense.  The Company may thus expend significant amounts of financing and effort on any one of or all of its properties without finding reserves or reaching a stage of commercial production.

The Company Must Obtain Additional Financing to Conduct Exploration on Its Properties

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

The Company’s Interests in Its Joint Ventures Will Be Subject to Dilution

Under the terms of its joint venture agreements, the Company may earn a specified percentage in the joint venture provided that the Company spends a required amount on project expenditures for the joint venture.  In the event the Company ceases to make its project expenditures its interest in the joint venture will be subject to dilution.

The Company’s Interest in Projects Will Be Diluted Pursuant to the Teck-Cominco Agreements

The Teck-Cominco Agreements grant those companies the right to become the operators of an aggregate of two future properties of the Company, as well as rights of first refusal to acquire interests in other future projects for a period of three years.  The exercise of those earn-in rights by Teck Cominco will dilute the Company's interest in those projects.  See Item 4. - "Information on the Company", "The Teck-Cominco Agreements”.

The Mining Industry Is Highly Speculative

The Company is engaged in the exploration for minerals which involves a high degree of geological, technical and economic uncertainty because of the inability to predict future mineral prices, as well as the difficulty of determining the extent of a mineral deposit and the feasibility of extracting it without the expenditure of considerable money.

It May Be Difficult to Enforce Civil Liabilities Against the Company

Because all of the assets of the Company and its subsidiaries, as well as the Company’s jurisdiction of incorporation and the residences of its officers and directors are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court in the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company who reside outside the United States.

Penny Stock Rules May Make It More Difficult to Trade the Company’s Common Shares

The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions.  The Company's securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse.  For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also affect the ability of the Company's investors to sell their shares in the secondary market.

The Company is a Passive Foreign Investment Company for United State Federal Income Tax Purposes

The Company believes that it is a passive foreign investment company (“PFIC”) for United States Federal income tax purposes because it earns 75% or more of its gross income from passive sources.  As a result, United States holders of the Company's common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holders common shares, or upon receipt of "excess distributions," unless such holder of common shares elected to be taxed currently on his or her pro rata portion of the Company's income, whether or not the income was distributed in the form of dividends or otherwise.  The election requires certain conditions to be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply.  Otherwise, the election may only partially apply.  Further, the elections will increase the administrative and regulatory burden of the Company.  See Item 10.E. “Taxation - United States Tax Consequences - Passive Foreign Investment Companies.”

Risks Related to Doing Business in China

Various matters that are specific to doing business in China may create additional risks or increase the degree of such risks associated with the Company’s activities.  These risks are discussed below.

a.

The Company Must Seek Governmental Approval to Develop Mines.  The establishment, operation and terms of the joint ventures through which any particular mineral property is to be explored or operated are all subject to obtaining Chinese governmental approvals at various levels and for particular matters, including mining rights, importation of equipment, hiring of labor, and environmental regulations.  Currently, the joint ventures formed to explore and, if warranted, develop the White Silver Mountain and Gobi gold projects have obtained a license to conduct mineral exploration activities, but will be required to obtain a mining license to, if warranted, develop and conduct operations at the property.  Depending on the scope of the operation, its location and the particular issues involved, the level of government from which approvals must be sought and the process involved may vary, potentially restricting the joint venture’s operation.

b.

Environmental Regulations May Adversely Affect the Company’s Projects.  The Company’s operations are subject to environmental regulations promulgated by various Chinese government agencies from time to time.  Violation of existing or future Chinese environmental rules may result in various fines and penalties.  As China’s economy modernizes and expands, it is expected that regulations covering environmental protection and the reclamation and remediation of industrial sites would be strengthened which could increase the operation costs in China.  It is industry practice for North American mining companies to apply the more stringent standards of their home countries to foreign operations regardless of local practices.  Should the Company choose to initiate production of a property, its operations would be carried out using North American environmental standards.  It is common practice for the estimated costs of reclamation and remediation of mine sites to be included in the capital cost of a project.  A project would have to be able to provide an adequate return on all capital, including estimated reclamation costs, to be considered viable.  The Company’s current projects all surround active mining operations, which add additional considerations that would be dealt with on a case-by-case basis.  See the “Environmental Considerations” section under the individual property description in Item 4. D. - "Property, Plants and Equipment" for more details.

c.

Politics of China May Adversely Affect the Company’s Investments.  The Company’s investments may be adversely affected by political, economic and social uncertainties in China.  Changes in leadership, social or political disruption or unforeseen circumstances affecting China’s political, economic and social structure could adversely affect the Company’s joint venture interest or restrict its operations.

d.

Lack Of A Legal System May Produce Inconsistent Results.  Enforcement, operation and interpretation of existing laws may be uncertain, sporadic or inconsistent.  China’s judiciary is relatively inexperienced in enforcing laws that do exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation.  Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law, or to obtain enforcement of the judgment by a court of another jurisdiction.  As a result, if the Company is adversely affected, the Company may be unable to seek legal address in China.

e.

Property Information May Be Uncertain.   Much of the information on which the Company and its consultants have based their decisions regarding the Company’s mineral prospects is based on information provided by Chinese governmental officials, geologists and mining engineers and cannot be independently confirmed.  Accordingly, the reliability of geological and mineral information regarding the properties, the costs of labor, operation and construction may be uncertain since it has not been independently verified by the Company.

Item 4.

Information on the Company

A.

History and Development of the Company

The Company is a British Columbia corporation whose common shares trade on the Toronto Stock Exchange (“TSX”) under the trading symbol MMM.  The Company’s common shares are also currently listed in the United Stated on the over the counter (“OTC”) market under the symbol MMAXF.

The Company was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name “Caprock Energy Ltd.”  On September 14, 1989 Caprock Energy Ltd. changed its name to Consolidated Caprock Resources Ltd.  On February 8, 1993 Consolidated Caprock Resources Ltd. changed its name to Minco Mining & Metals Corporation.  The principal executive office of the Company is located at Suite 1980 - 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9, telephone 604-688-8002.  Through joint ventures with Chinese governmental entities, and others, the Company is engaged in the acquisition, exploration and development of precious and base metal mineral projects in the People’s Republic of China. The Company has subsidiaries which are also engaged in the acquisition and exploration of mineral projects in China.  See Item 4, C - "Organizational Structure."  The Company has no affiliation with 3M Corporation, which company's trading symbol in the United States is MMM.

At present, all of the Company's properties are in the exploration stage and further exploration will be required before final evaluations as to the economic and legal feasibility can be determined.  None of the Company’s properties has a known body of commercial ore, nor are any such properties at the commercial development or production stage.  No assurance can be given that commercially viable mineral deposits exist on any of the Company’s properties.  Further, Minco’s interest in joint ventures, which own properties, will be subject to dilution if the Company fails to expend further funds on the projects.  The Company has not generated cash flows from operations.  These facts increase the uncertainty and risks faced by investors in the Company.   For more information see Item 3. D. - "Risk Factors."

On February 19, 1996, current management acquired its interests in the Company pursuant to the following agreements: the “PCR Agreement,” and the “Teck-Cominco Agreements,” described below under Item 4. B. - "Business Overview" under the sections "The PCR Agreement" and "The Teck-Cominco Agreements."

The purpose of the PCR Agreement was to transfer Pacific Canada Resources, Inc.'s ("PCR") assets to the Company allowing the Company to explore and evaluate mineral properties in China for potential acquisition, and if warranted further development.

B.

Business Overview

Background

Since the signing of the Company’s first co-operation agreement on the Chapuzi Project in China in 1995, the Company has been active in mineral exploration and property evaluations in China.  The Company intends to build a portfolio of base metals and precious metals properties in China.  The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, Guangdong and Gansu provinces of China.  Currently, the Company has interests in a number of Sino-foreign co-operative joint ventures with Chinese mining organizations to hold mineral rights in China.

On April 8, 2004 the Company incorporated a wholly owned subsidiary, Minco Mining (China) Corporation, which holds a 100% interest in five exploration properties.  The equity markets for junior mineral exploration companies are unpredictable.  The Company may also enter into cost sharing arrangements through joint venture agreements.  While management believes that the quality of the concessions now held by the Company will attract joint venture partners in the short-term and medium-term, there is no guarantee that the terms would be as favorable as management would like.

For detailed property descriptions please refer to section D – “Description of Property”.

Financial

During the past three years, the Company's focus has been on exploration at the Gobi gold and White Silver Mountain projects and, more recently, on the Western Extension of Yangshan and Changkeng.  At present the Company has no income from its operations and none of its properties have reserves nor in production.

The Company’s ability to finance the exploration and development, if warranted, of its mineral properties, to make concession payments and to fund general and administrative expenses is therefore dependent upon its ability to secure financing.

In 2004, the Company generated $8,563,563 from financing activities, compared to $8,269,202 in 2003. The 2004 financing activities comprised issuances of common stock, which generated $5,563,563, net of offering costs of $546,000, and a special warrant offering to fund Minco Silver, which generated $3,000,000.  The Company expects that expenditures on exploration will increase in 2005 as the Company increases the number of joint ventures in which it participates and evaluates more properties.

As at March 31, 2005, the Company had working capital of $12.2 million. Of this amount, $2.9 million relates to Minco Silver and may not be used for general corporate purposes.  The Company believes that it has sufficient working capital to fund exploration commitments and planned expenditures on its active properties in 2005.   The Company will require additional financing for future working capital and also to fund future exploration programs on its properties.  Additional capital would be required if any major exploration efforts were conducted on any of the Company's properties.

The Company continues to seek out and evaluate projects of demonstrated merit in China with the objective of advancing projects and arranging joint ventures to fund and operate the properties.  Teck Cominco Limited maintains its right of first offer on two future projects acquired by the Company in China.

Environmental Regulation

The Company does not believe that there are particular environmental regulations that will materially impact its current or future operations.

The Pacific Canada Resources Inc. Agreement

On February 19, 1996, the Company entered into an agreement with Pacific Canada Resources, Inc. (“PCR”).  PCR was a private company controlled by Ken Cai and Donald Hicks, both of whom became directors of the Company upon completion of the transaction.  Prior to that time, PCR, Ken Cai and Donald Hicks were not affiliated with the Company. Mr. Hicks is no longer a director of the Company.

Pursuant to the PCR Agreement, the Company acquired rights to PCR’s entire portfolio of precious and base metal property agreements and acquisition rights in China, some of which were held directly and some of which were held by PCR’s subsidiary, Temco.  At that time, Temco was a joint venture, of which the Company held a 60% equity interest and China Clipper Gold Mines, Ltd. (“China Clipper”), a publicly traded corporation located in Ontario, Canada, held the remaining 40% equity interest.  On February 27, 1997, the Company purchased China Clipper’s 40% equity interest in Temco for $175,000, which was believed to be the fair market value at the time.  PCR is currently the largest and the controlling shareholder of the Company, and has no other operations other than its ownership in the Company.

The Teck-Cominco Agreements

Simultaneously, and in connection with the PCR agreement, the Company and PCR entered into separate, but related agreements respectively dated February 19, 1996 and February 20, 1996 (collectively the “Teck-Cominco Agreements”) with Teck Corporation (“Teck”) and its 50.1% owned subsidiary, Cominco Ltd. (“Cominco”), which were both public Canadian mining companies traded on the TSX.  On September 10, 2001 Teck acquired Cominco and the Company was renamed Teck Cominco Limited.

Pursuant to these agreements, Teck and Cominco each invested $500,000 in the Company, and received 625,000 units, each unit consisting of one common share of the Company and one half of a non-transferable common share purchase warrant...  The warrants issued pursuant to the Teck-Cominco Agreements have been exercised or have expired.

As partial consideration for the investments by Teck and Cominco, both Teck and Cominco received earn-in rights as to the Non-Chinese Interest in any two mineral property rights acquired by the Company in China after the date of the Teck-Cominco Agreements up to March 1, 2004. These earn-in rights have now expired.  As of May 31, 2005, Teck Cominco Limited continues to hold 2,196,429 common shares representing a 6.14% share interest in the Company.

The White Silver Mountain Teck Agreement

On June 15, 1998, Teck exercised its option with respect to the White Silver Mountain Project (see Item 4 – "Description of Property") under which it has the right to acquire up to 70% of the Company's interest in, or a net 56% in, the White Silver Mountain Project by purchasing 375,000 common shares of the Company at a price of $2.00 per share on July 10, 1998, and by exercising warrants to purchase 125,000 common shares of the Company at a price of $3.00 per share, within one year, and funding all of the Company's  obligations  on the White Silver Mountain  project up to the point of production.  These warrants were not exercised.  As a part of the transaction, warrants were issued to Teck allowing it to buy an additional 125,000 shares at a price of $2.00 per common share, for one year, and warrants to buy a further 125,000 shares at a price of $3.45 per common share for two years.  Cominco has back-in rights with respect to this project to earn up to a 20% working interest in the Non-Chinese interest in the property up to the pre-feasibility stage by repaying Teck and the Company one and one-half times the total project expenditures up to the date of exercise of its rights and thereafter funding its pro-rata share of feasibility and development costs.  If Cominco exercises these back in rights, the Company's interest would be reduced to a carried interest of 19%.  Teck and Cominco have since merged to form Teck Cominco Limited, and has withdrawn from the project with no retained interest in the project, leaving the Company with a 41.4% interest in the project since March 2002.

The White Silver Mountain agreements with Teck and Cominco are separate from the earn-in rights that are detailed in the Teck-Cominco Agreements section above.  The White Silver Mountain Agreement does not constitute an exercise of either Teck's or Cominco's first right of refusal, which remain intact.

In August 2003, the Company entered into an amendment agreement to the original joint venture contract with Baiyin Non-Ferrous Metal Company ("BNMC") to stop the earn-in process on the White Silver Mountain.  Pursuant to the terms of the joint venture contract, the Company has earned 61% equity interest on the White Silver Mountain and BNMC of the People’s Republic of China a 39% equity interest.

In October 2004, the Company entered into a strategic alliance with Silver Standard Resources Inc. (“Silver Standard”) to jointly pursue silver opportunities in China.  Under the terms of the strategic alliance, Silver Standard has invested $3,200,000 in Minco Silver to acquire a 20% interest in the new venture.  Silver Standard has preferential purchase rights to participate in future financings of Minco Silver in order to increase its interest up to 30% in Minco Silver.  As part of the strategic alliance, Minco Silver will be the exclusive entity for both Minco and Silver Standard to pursue silver projects in China.

People's Republic of China - Background Information

The following is a general description of China's foreign investment in China and the history of gold mining therein.

Foreign Investment

Direct foreign investment in China usually takes the form of equity joint ventures (“EJVs”), co-operative joint ventures (“CJVs”) and wholly foreign-owned enterprises.  These investment vehicles are collectively referred to as foreign investment enterprises (“FIEs”).

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

Unlike an EJV, a CJV may be, but need not be, incorporated as a separate legal entity.  The relationship between the parties is contractual in nature.  The rights, liabilities and obligations of the parties are governed by the CJV contract, as is each party’s share of the goods produced or profits generated.  A CJV is considered a legal person with limited liability.

The establishment of FIEs requires the approval of various Chinese government authorities. Generally, the approval authority is determined on the basis of the total amount of investment involved and the location of the project in question. The State Council must approve any foreign investment projects having an investment of US$30 to US$100 million or more.  The State Development Planning Commission and the Ministry of Foreign Trade and Economic Co-operation are authorized by the State Council to approve foreign investment projects of between US$30 million and US$100 million. Provincial authorities are authorized to approve projects less than US$30 million.

Gold Mining in China

Gold has been produced in China for over 4,000 years.  In the past ten years China has grown into the world's fourth largest gold producer.  In 2003, gold production was over 200 tonnes.  It is presumed that early Chinese production was from placer deposits, and placer reserves still account for over 15% of China’s total gold production.  The primary gold producing provinces in China are Shandong, Henan, Hebei, Shaanxi, Heilongjiang, Liaoning and Inner Mongolia. In 2003, there were 800 gold mines in China with stable production capacity of 150 tonnes per year.

The Chinese mining industry has traditionally been closed to foreign participation.  However, a change in the Mineral Resources Law has been implemented by China’s Central Government which permits foreign participation.  The regulation of mining, including gold mining, in China is in a state of evolution from a totally planned, state-controlled condition to free market conditions as experienced in developed and most developing countries.

The Ministry of Geology and Mineral Resources, which formerly administered geological exploration and also carried out exploration through its own personnel, has been replaced by the new Ministry of Lands and Mineral Resources.

Chinese-Foreign Co-Operative Joint Ventures

The Company has entered into three joint ventures to explore, and if warranted, to develop the BYC, and Gobi gold projects and the White Silver Mountain project.  It may soon enter into a fourth joint venture agreement to develop the gold projects in the western Yangshan Extension.  The Company believes that each of the joint ventures has complied with the required statutory regulations.

The following is a general description of the legal framework for Sino-foreign co-operation joint ventures pursuant to which the Company’s business is carried out in China or will be regulated.

Legal Framework

Each of the various joint venture entities through which the Company will carry out business in China has been or will be formed under the laws of China as a Sino-foreign co-operative joint venture enterprise and is or will be a legal person with limited liability.  All joint ventures entered into, or to be entered into, by the Registrant must be approved by both the Ministry of Foreign Trade and Economic Co-operation (“MOFTEC”) and the State Planning Commission (“SPC”) in Beijing or their provincial bureaus.

The establishment and activities of each of the Company’s joint venture entities are governed by the Law of the People’s Republic of China on Sino-foreign co-operative joint ventures and the regulations promulgated thereunder (the “China Joint Venture Law”).  As with all Sino-foreign co-operative joint venture enterprises, the Company’s joint venture enterprises will be subject to an extensive and reasonably well-developed body of statutory law relating to matters such as establishment and formation, distribution of revenues, taxation, accounting, foreign exchange and labor management.

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

Under existing laws, in order to form a mining joint venture, foreign companies must complete three levels of agreements. In general, the first level of agreement is a Letter of Intent or a Memorandum of Understanding, which sets forth broad areas of mutual co-operation.  The second level of agreement is a more detailed Co-operation Agreement which outlines the essential terms of the joint venture which will ultimately be formed.  The third level of agreement is a Joint Venture Contract that sets out the entire agreement among the parties and contemplates the establishment of a “Chinese Legal Person,” a separate legal entity.

Before a joint venture can be created, an assessment or feasibility study of the proposed joint venture must be prepared and approved by the State Development Planning Commission (the “SDPC”) or its provincial bureau. Therefore, upon completing a Co-operation Agreement, the parties prepare a feasibility study of the proposed joint venture and submit this feasibility study along with the Co-operation Agreement to the SDPC for what may be described as an approval in principle, the granting of which depends upon whether the proposed project broadly conforms to the economic policy issued by the government and any prescribed regulations.

Upon receiving this approval in principle, the parties then negotiate and prepare a Joint Venture Contract and submit it to the Ministry of Foreign Trade and Economic Cooperation (“MOFTEC”), or its provincial bureaus, which approves the specific terms of all Joint Venture Contracts between Chinese and foreign parties.  Within one month after the receipt of a certificate of approval from MOFTEC, a joint venture must register with the State Administration of Industry and Commerce (the “SAEC”).

Upon registration of the joint venture, a business license is issued to the joint venture.  The joint venture is officially established on the date on which its business license is issued.  Following the receipt of its business license, the joint venture applies to the MLR to approve and grant to the joint venture its exploration permits and/or mining licenses.

Governance and Operations

Governance and operations of a Sino-foreign cooperative joint venture enterprise are governed by the Chinese Joint Venture Law, the parties’ joint venture agreement and by the Articles of Association of each joint venture entity.  Pursuant to relevant Chinese laws, certain major actions of the joint venture entity require unanimous approval by all of the directors present at the meeting called to decide upon actions, such as amendments to the joint venture agreement and the Articles of Association; increase in, or assignment of, the registered capital of the joint venture; a merger of the joint venture with another entity; or the termination and dissolution of the joint venture enterprise.

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

Distributions

After provision for a reserve fund, an enterprise development fund and an employee welfare and incentive fund, and after provision for taxation, the profits of a joint venture enterprise will be available for distribution to the Company and the relevant Chinese governmental entity, such distribution to be authorized by the board of directors of the joint venture entity.

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

In the absence of a friendly resolution of any dispute, the parties have agreed or will agree that the matter will first be referred to the Foreign Economics and Trade Arbitration Commission of China Council (“FETACC”) for the Promotion of International Trade for Arbitration.  Awards of FETAL are enforceable in accordance with the laws of China before Chinese courts.  Resort to Chinese courts to enforce a joint venture contract or to resolve disputes between the parties over the terms of the contract is permissible.  However, the parties’ may jointly select another internationally recognized arbitration institution to resolve disputes.  All of the Company's joint venture agreements stipulate that disagreements between the parties will be arbitrated by an arbitration institution in Singapore.

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

C.

Organizational Structure

Minco Mining & Metals Corporation (the "Company") was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name “Caprock Energy Ltd.”  On February 19, 1996, current management acquired its interests in the Company pursuant to the “PCR Agreement,” and the “Teck-Cominco Agreements”.  The following chart sets forth the Company's corporate structure, including its subsidiaries, related parties and their jurisdictions of incorporation along with the various mineral properties held by each of them, as at the date of this Annual Report:

INTERCORPORATE  RELATIONSHIPS

Notes:

1.

Fuwan Silver Project - A 30-year Chinese joint venture formed by Minco and Guangdong Geological Exploration and Development Corporation.  Minco holds the right to earn a 70% interest in the project.  No interest has been earned as of December 31, 2004.

2.

BYC Gold Project - License acquired in December 2003 to form Inner Mongolia Huaya-Minco Mining Co. Ltd., a Chinese state-owned company.  Minco has the right to earn up to a 75% interest in joint venture.  In October 2003, Minco entered into a joint venture agreement where New Cantech has the right to earn a 60% interest in the BYC gold project.

Notes (Continued):

3.

Gobi Gold Project - A Chinese joint venture formed by Minco and the Exploration Institute of Land and Resources of Inner Mongolia, a department of the Chinese government.  Minco has now earned a 54% interest in the joint venture company and can earn up to 75% interest.

4.

White Silver Mountain and Gansu Keyin Mining Co. Ltd. - A Chinese joint venture formed by Minco and Baiyin Non-Ferrous Metals Company (“BNMC”), a Chinese state-owned company.  Teck Corporation waived its right to earn 70% of Minco's interest for a net 57% interest.  As of December 31, 2004, Minco has earned a direct 61% interest in this project.

5.

Yanshan Gold Belt, Anba Property - A Chinese joint venture formed by Gansu Keyin Mining Co. Ltd. and the Gansu Provincial Government and two other companies.  Minco’s joint venture company, Gansu Keyin Mining Co. Ltd., has a right to earn a 40% interest in the project.   No interest has been earned as of December 31, 2004.

6.

Yangshan Gold Belt, West Extension - A Chinese joint venture formed by Minco and No. 2 Exploration Institute of Gansu Bureau of Geological Exploration.  Minco holds the right to earn a 75% interest in three license areas by funding project to feasibility stage.  No interest has been earned as of December 31, 2004.

7.

Changkeng Gold Deposit - A 30-year Chinese joint venture formed by Minco and Guangdong Geological Exploration and Development Corporation and two other companies.  Minco has the right to earn a 51% interest in the project.  No interest has been earned as of December 31, 2004.

The Company has three subsidiaries with current or planned business operations, which are all created for the exploration and acquisition of mineral projects in China as described below. With the exception of Minco Silver, these subsidiaries are wholly-owned.

•

Minco Silver Corporation, incorporated on August 20, 2004, under the laws of British Columbia.  This company was incorporated to acquire and develop silver projects in China and is currently involved with the development of the Fuwan silver property in Guangdong Province, China, described under Item 5 – “Description of Mineral Properties.” At December 31, 2004, the Company owned a 70% interest in Minco Silver but following a subsequent financing by Minco Silver, the Company’s interest decreased to 58%.

•

Minco Base Metals Corporation, incorporated on August 20, 2004, under the laws of British Columbia.  This company was formed to segregate its base metal projects as part of a long term plan to build the Company’s base metals assets in China.  The White Silver Mountain project will form the asset base of this company.  This company is currently searching for other projects to acquire and develop in China.

•

Minco Mining (China) Corporation, incorporated in China on May 12, 2004, for the purposes of  managing the Company’s projects in China, enhancing the Company’s management team in China, and expanding upon certain mining activities (such as staking) in China.  This company currently has eight full time and part time employees.

D.

Description of Properties

A detailed description of each of the Company's projects follows:

Changkeng Gold Property

In September 2004, the Company signed a 30-year joint venture agreement to explore, develop, mine and market resources of the Changkeng Gold property located in Gaoyao City in Guangdong Province, China.  The Company would form a Sino-foreign joint venture company, Guangdong Minco Jinli Mining Co. Ltd., with initial investment of 100 million RMB (approximately $14.5 million) where it will have the right to earn 51% equity interest of the joint venture through a contribution of 51 million RMB (approximately $7.4 million).

The other partners of the joint venture are: Guangdong Geological Exploration and Development Corporation, Zhuhai Zhenjie Developments Ltd. and Foshan Baojiang Nonferrous Metals Corporation.

Fuwan Silver Property

On May 26, 2004, the Company announced that it had signed a 30-year joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan silver property adjacent to the Company’s Changkeng gold property in Guangdong Province, China.  Minco Silver and GGEDC will form a Sino-foreign joint venture called Guangdong Minco-Nanling Mining Co. Ltd. (the “Nanling JV”) with a total investment of 30 million RMB (approximately $5 million), to explore and develop the Fuwan silver deposit.  To earn 70% equity interest in the Nanling JV, Minco Silver is to contribute 21 million RMB (approximately $3.5 million) in six installments.  The Nanling JV is to acquire the Fuwan silver property exploration permit also from No. 757 Exploration Team. The value of the exploration permit has been appraised at 10,330,000 RMB (approximately $1.5 million) by an independent valuator, and confirmed by the Ministry of Land and Resources of China. The Nanling JV is to pay the 10,330,000 RMB for the exploration permit in three installments within 24 months of the title transfer. The balance will be used for project exploration and feasibility studies on the Fuwan mine property.

Property Description and Location

The Fuwan silver property is located approximately 45 km southwest of Guangzhou, the capital city of Guangdong Province in southern China, with a geographical location of 112o 49' E and 23 o 01' N.   The project areas are located across the boundary of two adjacent counties with its gold mineralization within Gaoyao County (now called Gaoyao City) and most of its silver mineralization within Gaoming County (now called Gaoming City).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

As the Fuwan silver property is located on the south boundary of the Changkeng gold property, please refer to this section heading as described under Item 5 – “Changkeng Gold Deposit – Accessibility, Climate, Local Resources, Infrastructure and Physiography.”

History

There is no historical record for gold or silver mining in the project area before the discovery of gold in early 1990.  The Fuwan silver deposit and the Changkeng Gold deposits were discovered in 1990 when the No. 757 Geological Exploration Team (“757 Team”) followed-up 15 gold and 13 silver geochemical anomalies identified from previous stream-sediment and soil sampling programs.  Exploration was carried out on the Changkeng deposit from 1990 to 1994.  Prospecting of the Fuwan silver deposit by the 757 Team from 1993 to 1995 resulted in an estimated resource of 5,134 tonnes silver.  Illegal mining in the area began in 1991.  For a more detailed description on the mining history of this area, please refer to the property description above - “Changkeng gold property – History”.

Geological Setting

As the Fuwan silver property is located on the south boundary of the Changkeng gold property, please refer to this section heading as described under “Changkeng gold property – Geological Setting.”

Property Geology and Structure

Host rocks consist of Lower Carboniferous limestone and Upper Triassic terrestrial clastic rocks.  The upper part of the Lower Carboniferous carbonate sequence and the lower part of the Upper Triassic clastic rocks are structurally brecciated and mineralized with gold and silver within the interlayer-sliding fault zone.  Gold and silver mineralizations are closely associated in space but occur at different parts in the interlayer-sliding fault zone.  Most gold mineralization occurs in the brecciated bioclastic limestone of the Lower Carboniferous sequence.

The major control structure of the deposit is a flat syncline with its axis trending northeast.  The syncline is composed of Lower Carboniferous limestone and Triassic clastic rocks.  A normal interlayer-sliding fault zone was developed along the contact between the Lower Carboniferous unit and the Triassic unit.  The faulted zone is from several metres to tens of metres in width and is filled with lenticular brecciated and silicified rocks, brecciated limestone, and silicified sandy conglomerate.

The faulting zone may have acted as both feeder conduit and host structure for the gold and silver mineralization in the area.  A set of second-order faults parallel to the major fault were developed in the limestone at the footwall.  Silver mineralization occurred in the second-order faults.

Deposit Type

The Fuwan silver deposit may fall into the broad category of a Carlin-style deposits.

Exploration and Development Operations

An independent technical report dated May 27, 2004 on the Fuwan silver property by Mr. Lyle Morgenthaler, B.ASc., P.Eng., and Minco’s geologist , Ruijin Jiang, M.Sc. Geology, which was filed on SEDAR on May 31, 2004 pursuant to National Instrument 43-101.

The independent consultant has not prepared an independent resource estimation.  The study concludes that the Chinese resource estimate, which covers an area larger than that of the Fuwan silver property, was professionally prepared, without bias and that the Chinese estimate can be regarded as an Inferred Resource within the framework of Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") guidelines.  The Chinese resource estimate indicates that the Fuwan silver resource extends into the Changkeng gold property, where it is stratigraphically below the Changkeng gold resource.  However, the quality and quantity of this mineralization are not readily available from within the Chinese resource estimates, and must await results of a new resource estimation to be made on completion of the next delineation diamond drilling program.  The deposit has excellent exploration potential as it is open to the south and along strike to the east.

Exploration for silver was conducted from 1993 to 1995 with trenching and drilling by the 757 Team.  A drilling program at grid of 160-320 X 160-320 metre was used in estimating the silver resource.  A total resource (Category E) was estimated by the 757 Team as 5,134.6 tonnes silver between exploration lines 54 and 75 (a regional estimation).  There was no resource estimation confined to the Fuwan property boundary.  No further exploration work has been conducted on the project since 1995.  The previous exploration programs conducted by the 757 Team were successful in:

1.

Implementing a broad based diamond drill program, consisting of 87 diamond drill holes totaling 2,227.97 m (including drilling on the Changkeng property).  The drill rig is of Russian design and utilizes a 12 metre mast.  Inclined drilling is possible but most boreholes were drilled vertically.

2.

Creating a database so that a resource estimation could be performed.

3.

Calculating a resource.

On October 5, 2004, the Company announced that it had entered into a strategic alliance with Silver Standard Resources Inc. to jointly pursue silver opportunities in China.  In August 2004, the Company had incorporated a wholly-owned subsidiary, Minco Silver to acquire silver projects in China.  Under the terms of the strategic alliance, Silver Standard has invested $3,200,000 and acquired a 20% interest in Minco Silver.

Silver Standard will have preferential purchase rights to participate in future financings of Minco Silver in order to increase its interest up to 30% in Minco Silver.  As part of the strategic alliance, Minco Silver will be the exclusive entity for both the Company and Silver Standard to pursue silver projects in China.

Plans for 2005

As of year end 2004, definitive joint venture contracts had been signed and sent to the Chinese government for approval, including the business license and exploration permits.  A comprehensive technical database is currently being constructed on the deposit.  Minco Silver plans to carry out a detailed exploration program on the Fuwan silver property during 2005, with further delineation continuing into 2006.  Exploration by Minco Silver will be carried out in the most promising areas adjacent to the Fuwan silver property.

Gobi Gold Property

The Company acquired its earn-in rights to the Gobi gold project, located in western Inner Mongolia in the south Gobi Desert, China, in 1999.  Minco has the right to acquire a 75% equity interest in Damo Mining Co. Ltd., who was assigned the licenses on the project, by spending approximately US$2,500,000 on exploration and development over four years.  Total expenditures funded by the Company from inception to December 31, 2004 are $1,472,158.  The Company earned a 54% project interest to date.

During 1998 a regional exploration and property evaluation was carried out in the Inner Mongolia on the Gobi gold project culminating in the joint venture agreement in 1999 between the Company and the Exploration Institute of Land and Resources of Inner Mongolia ("EILR").  In 1999, the Company and EILR created Inner Mongolia Damo Mining Co. Ltd., a fully-licensed Sino-foreign co-operative joint venture ("Damo Mining"), to explore for metallic  mineral  deposits within the Inner Mongolia Autonomous Region. Initially, Damo Mining will focus on exploring its existing license holding that covers 550 square kilometres. The Damo Mining joint venture agreement allows the Company to earn up to a 75% interest in joint venture by spending US$2.5 million on exploration on the Gobi gold project over four years.  In the event the Company does not spend the specified amounts, its interest in the joint venture agreement may be subject to being capped by a predetermined formula as set out in the joint venture agreement.

Inner Mongolia Damo Mining Co., Ltd.

Damo Mining was formed in 1999 and operates pursuant to a Sino-foreign co-operative joint venture contract between EILR and the Company.  Under the terms of the joint venture contract, Damo Mining's board of directors consists of seven directors of which the Company has the right to select four directors, including the chairman.  The Company has selected Messrs. Ken Cai, William Meyer, Robert Callander and Ruijin Jiang as its representatives.  EILR has the right to select the remaining three directors.

Due to the Company's majority ownership and majority representatives on Damo Mining's board, the Company controls Damo Mining's operations in the ordinary course of business.  However, the following transactions  by Damo Mining require the unanimous approval by its board: (i) terminating or dissolving Damo Mining; (ii) selling or mortgaging  assets that have a value of 10% of Damo Mining's  assets; (iii) increasing or decreasing Damo Mining's registered capital; (iv) borrowing by Damo Mining; (v) merging Damo Mining; (vi) guaranteeing on behalf of Damo Mining; and (vii) establishing organizations under the board.

Location, History, Geology and Exploration Potential

The 550 square kilometre Gobi gold project is located in the Gobi Desert of western Inner Mongolia, approximately 300 kilometres north of Yinchuan, the capital city of the neighboring Ningxia Province, and 900 kilometre northwest of Beijing.

The Gobi gold project is situated along the eastern extension of the Tian Shan Gold Belt, which hosts important deposits in Uzbekistan and Kyrgystan to the west.  World-class, sediment-hosted gold deposits occurring in the Tian Shan Gold Belt include Murantau with a resource of 140 million ounces gold (site of the Newmont Dump-Leach Project),  Kalmakya with 26 million ounces gold and 13 million tons of copper, and Kumtor with 13 million ounces gold which is a Cameco operated mine.

The Gobi gold Project is the culmination of a series of regional exploration programs undertaken by the EILR. EILR carried out a broad program of stream and drainage sampling.  This program highlighted several areas with gold concentrations some of which were followed up by mapping, prospecting and more closely spaced geochemical sampling.

The Company believes that the potential for discovering more extensive, near surface skarn mineralization is good, given the limited exploration that has taken place beyond the surficial oxide zones. An initial  program of detailed ground  magnetic  surveys  combined with geological mapping  was  completed  to  give  better  resolution  of  features  controlling mineralization.

Other prospects identified in the license blocks from regional geochemical surveys have had limited to no follow-up work. Known mineralization is developed in calcareous sedimentary units and proximal to small felsic intrusions.  Field examination of two prospects visited in 1999 showed features indicative of skarn style mineralization.  The 2000 exploration program involved ground magnetic surveys and geological mapping over the two identified skarn prospects  to establish drill targets. Field-checks of the remaining geochemical anomalies were conducted.  The 2002 drill program tested results from previous exploration programs and 2003 fieldwork involved more drilling on the most favorable targets.  Total expenditures from inception to December 31, 2004, funded by the Company were approximately $1,472,158.

Environmental Considerations

The exploration activities proposed for the Gobi gold project, including potential drill testing of new anomalies, will result in little surface disturbance,  and standard reclamation procedures will be used for areas such as trenches or drill pads.  The Company does not believe that there will be any potential environmental liability arising from these activities.

2003 Exploration Program

A detailed IP survey further defined the drilling targets, particularly to pinpoint the extensions of the targeted feeder zones to the gold mineralizing systems partially explored by the 2002 Drill Program.

The phase II drilling program commenced in the summer of 2003 in the Zhulazhaga license area.  The Company drilled approximately 1,173 metres in 9 holes.  The program focused on the north-south structurally controlled feeder zone, which is the principal control of mineralization at the Discovery Pit and the Chinese operated heap leach mine to the north.

By the end of October, 2003, seven holes (G03-1 to G03-7) were completed in the Phase II drill program. Five holes (G03-1 to G03-5) were drilled to follow up the gold mineralization discovered in 2001 and initially drilled in 2002. The targeted structures and mineralized zone were intersected in 4 of the 5 holes located to the south and west of the Discovery Pit which yielded 14.89 grams per tonne gold over 9 metres.

Elsewhere, G03-6 was drilled to test anomaly M-8, which is located about 1000m northeast of the producing mine (1.3 million ounces gold resource) operated by the local government. The hole entered the targeted mineralized zone at a depth of 244 metres and ended at 252 metres while still in mineralization.  G03-6 had to be abandoned due to mechanical drilling difficulty in this highly fractured horizon.  700 metres further to the northeast, G03-7 has been drilled to test the magnetic and IP anomaly M-9 which has geophysical characteristic similar to anomaly M8.

Testing of new geophysical targets did not lead to any new mineralized zones.

2004 Exploration Program

In February 2004, the Company announced results of the 2003 exploration program which targeted the extension to the Discovery Pit area and four geophysical anomalies testing of new geophysical targets.  Four holes drilled in and around the Discovery Pit area encountered mineralization in the 0.5 to 2.7 grams per tonne range in 1 to 5 metre widths.  Testing of the new geophysical targets did not lead to any new mineralized zones.

2005 Exploration Program

Minco has earned a 54% interest in the fully licensed joint venture company for the Gobi gold project by spending approximately $1.4 million, and can earn up to 75% interest with a total contribution of approximately $2.8 million.  The Company is reviewing its options on its main license, as well as the adjoining license where gold mineralization is exposed in trenching over a distance of 500 metres but has never been systematically explored.  Work will resume on the project when priorities permit.  The Company plans to focus its 2005 exploration priorities on its more advanced stage projects.

BYC Gold Property

On November 18, 2002, the Company entered into an agreement with the Inner Mongolian Bureau of Non-Ferrous Metals and Exploration, the license holder of the BYC gold project, to acquire a majority interest in the BYC gold project located in central Inner Mongolia, China.  In July 2003, Inner Mongolia Huayu-Minco Mining Co. Ltd. (“a joint venture”), was formed between the Company and the Inner Mongolia Bureau of Non-Ferrous Metal Exploration for the BYC gold project.  In October 2003, the Company entered into a joint venture with New Cantech, see section below “Exploration and Development Operations – In 2003”. In November 2003, the Company entered into a joint venture letter agreement with New Cantech, whereby New Cantech acquired the right to earn a 51% interest in the BYC gold project by spending approximately $1.7 million (12 million RMB) on exploration over a three year period.  A further 9% could be earned by bringing the property to pre-feasibility.

New Cantech’s first year commitment of $400,000 was completed in 2004.  The Company and its Chinese partner obtained required business licenses and other approval from the Chinese government in December 2003. Total expenditures funded by the Company from inception to December 31, 2004 are $54,783.

History and Location

The BYC gold project is located at the central section of the north margin of the North China Platform and the eastward extension of the well-known Tianshan metallogenic zone, and is considered one of the most important gold metallogenic zones in China and the world.  The zone hosted several important gold-producing regions in North China and extends to the famous gold metallogenic zone in the former Soviet Union republics where several world-class gold deposits have been developed.  The project area is about 50 kilometres northwest of Baotou, the largest rare-earth producing city in the world, and very close to a railroad that connects to the national railway system.

The original discovery of gold was made in late 1980's by following-up on a major regional geochemical gold anomaly that covered an area of more than 100 square kilometres.  More than 100 surface gold showings were delineated in an area 12 kilometres long and 3 kilometres wide.  Some of the showings returned very high values.

Like many areas of new gold discoveries this triggered the widespread illegal artisanal mining activities for the surficial portions of the gold showings over the entire area. Recently, all the illegal mining activities at BYC gold project were banned by the government as a nation wide law enforcement program.

Deposit Type and Exploration Potential

The BYC gold project occurrence is a structurally controlled shear hosted auriferous vein system, which develops at or near the contact of a Mesozoic granodiorite with early Proterozoic sedimentary and volcanic rocks.  All principal-mineralized zones on BYC concession are either shear hosted or extensional veins.  Most of these structures are located within well-formed planar brittle-ductile shear zones with very good surface continuity.  Based on the distribution of the auriferous veins at surface, at least four major structural and auriferous zones are identified with strike lengths ranging from 700 metres to more than 1,500 metres.  The grade of auriferous veins occurred in the Proterozoic sedimentary and volcanic sequence are generally from 1 gram per tonne to 8 grams per tonne gold.  Higher grades were detected where the auriferous veins occurred in the granodiorite intrusions (the inner contact zone) with significant values as high as 71 grams per tonne gold over 9 metres and 14.5 grams per tonnes gold over 4 metres.

2003 Exploration Program

The Company's initial program consisted of careful compilation of all the available assay data, detailed 1:5,000 scale geological mapping with special emphasis on structural analysis, as well as outcrop and trench scale lithological mapping. The completed surface program defined several drill targets.  During the second half of the 2003 field season, a drill program was conducted upon the completion of the initial program.  Drilling focused on the North Zone at the west end of the host monzonite intrusion.  This is the general area of an early trench sample yielding 71 grams per tonne gold over 9 metres from Chinese mine sampling programs.

On October 21, 2003 the Company announced that a surface program, including a detailed evaluation of the geology, alternation, structure, and mineralization associated with the numerous gold occurrences at the project area, had been completed under the supervision of Minco's consulting geologist, Mr. Peter Folk, P.Eng.

About 50 check samples were taken from the surface program that returned gold values in the range of 0.1 grams per tonne to 11.78 grams per tonne.  The majority of the samples were taken from the material in the areas of the old mine workings, including the hanging wall and footwall of the mined out gold zone.  Assays taken by Mr. Folk combined with data generated by J. Oliver, from a report dated March 2003, confirmed that the level of gold reported by the Chinese agency was correct.

In October 2003, the Company and New Cantech entered into a joint venture whereby New Cantech has the right to earn a 60% project interest in the BYC gold project by spending on exploration $2.4 million over a three year period and by bringing the property to the feasibility stage.

2004 Exploration Program

During 2004, exploration focused on two gold zones outlined in previous programs.  In July 2004, New Cantech conducted an exploration program under the supervision of Mr. Folk.  Work consisted of drilling, geophysics, geochemical soil sampling, surface trenching, and geological mapping over the property, which has in excess of 100 gold showings.  A magnetic survey was completed over the North Zone and new trenches were dug across the zone.  Sampling was initiated in a newly discovered gold zone 1.5 kilometres north east of the North Zone and on the same structural trend, where local miners have been active.

A total of 1,434.5 metres of drilling were completed in six holes.  Fire assays received for holes #1 and #4 had the following significant intervals:

HOLE #	DIP	LENGTH	FROM (M)	TO (M)	INTERVAL (M)	GEOCHEM ASSAY ppb Au	FIRE ASSAY Gm/t Au
1 Includes	-47	294.5	132.5 132.5	285.2 159.4	152.7 26.9	682 737	0.633 0.947
2	-66	240	58.7	71.4	12.7	365	1.12
4 Includes Plus	-47	321	241.8 246.5 317	292.4 274.6 318.5	50.6 28.1 1.5	522 706 1448	1.01 1.54 4.92
5 Plus	-47	252	61.2 97.1	73.5 98.6	12.3 1.5	488 1304	0.34 1.36
6	-50	147	70.0	71.7	1.7	146.0	38.08
Plus			97.7	99.2	1.5	54210	73.70 (*)

                                            (*)

                                        Average of two fire assays.

Holes #2 and #3 were drilled below the plunge of the mineralized zone.  Results from holes #5 and #6 are pending.  True widths have not been determined at this stage.

Gold-bearing low-sulfide, shear and tension related quartz veins occur where a zone of regional shearing cross-cuts irregular bodies of K-spar rich Mesozoic granite of the North Zone.  The area of interest represents the northeasterly extension of a historical mining zone.

Drilling, core logging and sample splitting were done under the supervision of Mr. Folk.  The intervals reported consist of NQ-2 and BQ core sizes which were split by diamond saw under close supervision.  Samples were stored in a secure, locked storage area and then transported by company truck to Baotou, Inner Mongolia where the samples were shipped by train to the Institute of Geophysical and Geochemical Exploration in Langfang, Hebei Province.  Sample preparation and geochemical analyses were performed.

This laboratory is certified by the China National Accreditation of Registrars to be International Organization for Standardization ("ISO") 9001:2000 compliant.  Prepared pulps of the same samples were then sent to The Sub-Institute of Analytical Chemistry, Beijing General Research Institute of Mining and Metallurgy in Beijing.  Fire assaying of the samples using standard techniques was then performed and have been reported above.  This prestigious laboratory has been assessed by the China National Accreditation Board for Laboratories and found to be compliant using standards identical to ISO requirements.  Both of the above laboratories were examined by Mr. Folk and were found to be similar to accredited assay laboratories in Canada.

2005 Exploration Program

The next phase of exploration will entail drilling along the north-east trend at the North Zone to better define grade and geometry of this extensive gold bearing area in addition to previously selected targets on the South Zone comprising similar mineralization on the south contact at the Mesozoic granitic stock.  New Cantech is planning a spring program leading to a substantial drill program by mid-year.

The Company’s initial exploration program will consist of a thorough compilation of available assay data, detailed geological mapping, topographic and legal surveying, sampling, trenching, magnetic surveying, and IP test survey and 3,000 to 4,000 metres of NQ drilling.

White Silver Mountain Property

The Company acquired its rights to the White Silver Mountain Project, a polymetallic project located in Gansu Province, China, pursuant to the Co-operation Agreement for Mineral Exploration and Development between the Company and Baiyin Non-Ferrous Metals Corporation (“BNMC”) signed on November 17, 1997.  A fully licensed Sino-foreign joint venture company, Gansu Keyin Mining Co. Ltd. (“Gansu Keyin”) was formed to hold the mineral interests.  In order to earn up to an 80% interest in Gansu Keyin, which owns the rights to the White Silver Mountain project, the Company is required to spend a minimum of US$4.8 million (40 million RMB) on the White Silver Mountain property over a six-year period.  If the Company fails to spend the minimum amount, the Company’s interest in Gansu Keyin will be capped by a predetermined formula as set out in the joint venture agreement.  BNMC contributed the exploration permit held by it and the geological data and research results, including drill core samples and maps, for its 20% interest in Gansu Keyin.  Following the completion of the above expenditures by the Company, each party shall make contributions to Gansu Keyin in proportion to their respective beneficial interests.  Pursuant to an option agreement dated December 22, 1999, with effective date of June 10, 1998, the date a letter agreement was entered into, The Company granted Teck an option to earn 70% of the Company's 80% interest, for a 56% net interest in Gansu Keyin, by assuming all of the Company’s funding requirements until commercial production has been attained.  Since inception to December 31, 2003, total expenditures on the White Silver Mountain Project are $3.7 million, of which $2.3 million was funded by Teck Cominco but credited to the Company.  The Company’s interest under the agreement has now been capped at 61%.

Location and Description

The 180 square kilometre White Silver Mountain project includes exploration ground in or around a number of past and presently producing properties in the Baiyin Ore Field, located close to the city of Baiyin, in the Province of Gansu Province, China.  Baiyin is located 1,000 kilometres west of the City of Beijing.  The area is fully serviced by road and rail and has the entire required infrastructure to support an active mining operation.  The White Silver Mountain Project is located near the Xiaotieshan deposit which is currently being mined and operated by BNMC.

Gansu Keyin, the joint venture in which the Company has the right to earn an 80% interest, has concluded an agreement to explore the extensions of the mineralized zones being mined at Xiaotieshan as well as any new discoveries in the region.  Drilling and underground exploration undertaken by Gansu Keyin has focused on the area immediately below the Xiaotieshan underground mine testing the downward extensions of the ore lenses being mined by BNMC.  The agreement includes the areas immediately surrounding past and present mine workings but excludes the workings themselves and the BNMC milling and/or smelting operations.  Recent surface exploration and geological mapping has uncovered other prospective areas outside of the project boundary.  In response to these finds, Gansu Keyin has applied for an additional 70 square kilometres of mineral rights, which was granted in March 2000.

History, Deposit Type and Exploration Potential

The White Silver Mountain deposits are of the Volcanogenic Massive Sulphide (VMS) type.  VMS deposits are formed in undersea settings by the precipitation of metal rich fluids expelled by volcanic vents.  VMS deposits display a characteristic zoning with more copper-rich deposits found near the location of the original volcanic vents and more zinc-rich deposits found at a distance to them, though the pattern is often obscured by later faulting and folding of the rocks that contain them.  VMS deposits are syngenetic, meaning they form at the same time as the rocks that enclose them and they usually occur in clusters over a 20 to 40 kilometres radius.  Deposits are found where the volcanic rock has changed to a distinctive quartz rich rock unit known as exhalitives.  These are indicators of VMS deposit forming activity; exploration for new deposits in known VMS camps therefore often focuses on finding the exhalative horizons then exploring within them for economic concentrations of metals.  Geological mapping undertaken as part of the 1999 exploration program has located five separate exhalitive horizons, including the one that hosts the mined deposits.  To the best of the Company’s knowledge, there had been virtually no past exploration of the property away from the mines.

Environmental Considerations

The Gansu Keyin joint venture agreement specifically excludes any areas of past or present mining activity.  The Company foresees no direct or indirect liabilities arising from the activities of BNMC on its own mine sites.  In the White Silver Mountain underground exploration area, Teck hired BNMC as a contractor to undertake all underground excavation.

BNMC was responsible for the disposal of all mining waste (mainly barren rock) in an environmentally sound manner.  Similarly, it is expected that BNMC would be retained as the mining contractor if the joint venture makes a positive production decision.  BNMC would have operational management of the project and would be responsible for adherence to sound environmental practice.  If smelting is done by BNMC, it would be governed by a standard commercial contract under which the handling and safe disposal of any attendant waste products would be BNMC’s sole responsibility.

Gansu Keyin Mining Co. Ltd.

Gansu Keyin was formed and operates pursuant to a Sino-foreign co-operative joint venture contract between BNMC and the Company.  Under the terms of the joint venture contract, Gansu Keyin’s board of directors consists of seven directors of which the Company has the right to select four directors, including the chairman. The Company has selected Messrs. Ken Cai, William Meyer, Hans Wick and Fred Daley as its representatives. Baiyin has the right to select the remaining three directors.

Due to the Company’s majority ownership and majority representatives on the Gansu Keyin’s board, the Company controls Gansu Keyin’s operations in the ordinary course of business.  However, the following transactions by Gansu Keyin requires the unanimous approval by its board:  (i) terminating or dissolving Gansu Keyin; (ii) selling or mortgaging assets that have a value of 10% of Gansu Keyin’s assets; (iii) increasing or decreasing Gansu Keyin’s registered capital; (iv) borrowing by Gansu Keyin; (v) merging Gansu Keyin; (vi) guaranteeing on behalf of Gansu Keyin; and (vii) establishing organization under the board.

In August, 2003, an amendment agreement to the original joint venture contract (“JVC”) was entered into between the Company and BNMC to stop the earn-in process on the White Silver Mountain project.  Pursuant to the terms of the JVC, the Company has earned 61% equity interest on the White Silver Mountain project.

2003 – 2004 Exploration Program

During 2003, the Company hired independent consultant, Kenneth R. Thorsen, P.Geo, B.Sc., to undertake a site visit and prepare a technical report on the White Silver Mountain project under the guidelines of National Instrument 43-101 which indicated potential for the project.  This report dated December 1, 2003 was filed on SEDAR on April 23, 2004.  To view this report, please visit www.sedar.com.  The Company’s interest in the property has now been capped at 61%.  The Company has not incurred significant expenditures on this project in 2003 or 2004.  The Company continued to seek a joint venture partner to continue with a proposed underground drilling program at the project.

2005 Exploration Program

The Company is presently reviewing its options related to the re-activation of this project in light of a stronger demand for base metals and high prices for all metals including copper, zinc, lead, gold and silver.  There is a particularly high level of interest in the domestic production of these metals in Baiyan District where BNMC’s copper/zinc/lead smelters are located.  The Company is presently considering various options which include proceeding on its own, proceeding with a joint venture partner or funding the project separately.

Yangshan Gold Belt – Anba Property

In November 2003, the Company announced it had executed several agreements with the Gansu Provincial government and two other companies in the Gansu Province for the exploration and development of the Anba gold deposit in the Yangshan Gold Field.  Minco, through its joint venture company Gansu Keyin, will have the right to acquire a 40% equity interest in the Yangshan Gold Mining Co., Ltd. (“YGM”), a joint venture company.  YGM will acquire a 100% interest in the Anba gold deposit for US$6 million, consisting of a 40% initial payment (US$2.4 million) and the balance of 60% (US$3.6 million) will be paid over a five-year period.  The Company is currently pending approval on the completion. Total expenditures funded by the Company from inception to December 31, 2004 are $154,046.

Property Description and Location

The Yangshan Gold Field is located in the central part of famous west Qinling gold belt which hosts numerous Carlin-style gold deposits with total proven gold resources of over 16 million ounces.  The northeast trending Yangshan Gold Field is approximately 90 kilometres long.  Many gold geochemical anomalies have been identified over favorable structures and geological horizons.  Several anomalies have been partially explored, leading to the discovery of several gold deposits, including the Anba property.

The license area is 1.45 square kilometres and is located at about 30 kilometres north of the county town of Wenxian County.  Highway 212, a two-lane asphalt highway, passes through the license area and the nearest railway station lies 186 kilometres from the area.  The license area is defined by the following geographic coordinates:

(1)

104o39’27”, 33o02’27”;

(2)

104o39’17”; 33o02’47”;

(3)

104o40’50”, 33o02’47”; and

(4)

104o40’40”, 33o03’06”.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Yangshan district is located in the southern terminus in the Province of Gansu in a region dominated by north-northwest trending major valleys and moderate population density.  Climate is moderate, with temperatures ranging from –13o C to 0o C in the coldest winter month of January, increasing to 16o C to 28o C during the summer month of July.  Total annual rainfall in the district averages between 300 and 350 millimetres, and dryland agricultural methods are common in this area.  Estimates of population density in the southern Gansu area place it at approximately 100 to 249 people per square kilometres.

The area is a deeply dissected, mountainous area of moderate relief.  The mean elevation of the concession is approximately 2,000 metres, local differences in relief are in the 400 to 500 metres range.  Small towns occur and other resource extraction plants, principally for industrial minerals, are located within a few kilometres of the concession area.  Agriculture is the main local economy and, as is similar throughout China, virtually all-arable land is under active cultivation.  Water and power supplies are close at hand, and with some improvements, would meet the needs of any potential mining operations.

History

Active exploration in the Yangshan district has had the following chronological development:

1967 – 1970:

1:200,000 scale geological mapping was completed by the regional geological survey team of Shaanxi province.  Since then exploration activities for copper, iron, manganese and barite were conducted at different scales by different geological teams.

1982 – 1984:

Regional geochemical stream sediment sampling was conducted by the Gansu Geochemical Survey Team (now restructured as No. 2 Geo-exploration Institute).  Strong geochemical; gold, aresenic, antimony and mercury anomalies were delineated along  the regional arcform faults.  These programs were part of a continent scale geochemical exploration program instituted by the Chinese government beginning in 1979 and covering greater than 5 million square kilometres of Chinese territory.

1985 – 2004:

Follow-up of the regional geochemical anomalies and detailed geological exploration has been carried out by different geological organizations in the Yangshan area.  These activities have led to some important discoveries such as Caodi, Xinguan, and Yangshan gold deposits.

Most recently, diamond drilling on the property has been conducted over the past three year period using one large Russian model diamond drill rig which has successfully completed 22 vertical diamond holes.  Drilling is largely completed during the months of March to October with an extended field break taken during the winter months.  During this same period, underground drifting, metallurgical samples and preliminary resource calculations have been undertaken.

Over the past four years, diamond drilling on the property has been conducted using one large Russian model diamond drill rig, which has successfully completed 22 vertical diamond holes.  Drilling was largely completed during the months March to October with an extended field break taken during the winter months.  During this same period, underground drifting, metallurgical samples and preliminary resource calculations have been undertaken.

Geological Setting

In the Qinling area, the principal hosts to Carlin-style mineralization are Devonian sedimentary formations.  These rocks are flanked to the north by the Hubei Craton and intruded by a sequence of younger Mesozoic calc-alkaline intrusive rocks.  These sequences may be divided into three principal units with an overall east-west orientation and reflect three sub-basins.  The northern assemblage is the Tangzang-Shanyang sub-basin and the southern assemblage is the Hueixian-Xunyang sub-basin.  Most of the mineral occurrences within this belt are contained with the Fengxian-Zhengan, sub-basin.

The Fengxian-Shengan sub-basin contains the several Devonian aged carbonate sequences, most of the sequences are dominated by fine grained clastic sediments, calcareous sandstones, shales, medium to thick bedded micritic limestones and bioclastic limestones.  Triassic aged assemblages may be structurally interleaved within the Devonian section.  Very significantly, several important occurrences in this area, including Dongbeishai are hosted in fine grained black clastic sedimentary rocks with very high organic contents and significantly elevated regional background gold contents, 21.06 to 30.70 parts per billion gold in rock, which is 10 to 15 times above the regional background.  Throughout the Qinling basin, host rocks to most of the Chinese gold deposits are more common near the transitional zone between carbonate and siliceous clastic rocks, and many of the occurrences are hosted in sandstones and calcareous sandstones.

At least six large late Mesozoic granitic intrusions, several small Middle Paleozoic basic intrusions and locally andesitic porphyritic intrusions cut the Devonian to Triassic section in the Qinling area.  Dyke rocks and small intrusions are locally gold mineralized including those in the Yangshan Anba area.  These intrusive rocks have geochemical signatures in tin, tungsten, molybdenum and bismuth.

The structural style in the western Qinling is dominated by rock fabrics and structural elements which are related to series of Palaeozoic and Mesozoic accretionary processes. The late Palaeozoic Variscan (405 to 270 Ma) and Yanshanian (208 to 90 Ma) are the principal orogenic and collisional events which have deformed the host stratigraphy in the western Qinling area.

Significant, north verging thrust faults are common and some of these are closely related to major occurrences, for example the Dongbeizhai deposit forms in the silicified, brecciated and carbonaceous mudstones which characterize the footwall to the Kuashiya fault.

At the regional scale, the area is composed of two major tectonic units, 1) the Metianling Anticlinorium; and 2) the south zone of the east westerly-trending West Qinling fold zone. The Metianling Anticlinorium exposes in its core a sequence of  Precambrian intermediate-basic volcanic rocks which may host both copper and nickel occurrences and are also host to numerous structurally controlled orogenic auriferous quartz veins. The east westerly-trending west Qinling fold zone is an Upper Palaeozoic-Mesozoic fold and thrust belt. This orogenic event compresses, and closes the Devonian, Carboniferous, Permian and Triassic sub-basins. The deformed sub-basins are now distributed subsequently along east to west axis with the youngest formations preserved in the north and the oldest in the south.

The distribution of the Palaeozoic rocks are controlled by a group of arcform, translational and north verging thrust faults. Major Carlin-type gold deposits including Yanshan, Xinguan, and Caodi are all found along the roughly east westerly-trending arcform faults.

Distribution of trace elements is closely associated with rock types in the area.  Anomalous copper, lead, zinc and silver occurred in the Precambrian volcanic rock units at the south part of the west Qinling gold belt. Geochemical gold anomalies were delineated in both Precambrian volcanic rocks where Carlin-type gold mineralization developed and Paleozoic sedimentary sequence where auriferous quartz veins were discovered. Significant anomalies of gold, arsenic and antimony occurred in proximal stream sediment drainages.

Exploration

Following the initial discovery of the Yangshan geochemical anomalies, and very early geological evaluations by the local Chinese geological brigades, the more detailed development and exploration of the Yangshan Anba occurrence was performed by a branch of the armed police, the “gold army” who specialize in gold exploration named Gold Headquarters (“GH”).  It is the mandate of the GH to find and explore precious metals deposits. Placing the occurrence into production is the mandate of another government branch within the Non-Ferrous Bureau of Mines.

The previous exploration programs on the property were successful in:

(1)

Implementing a broad based diamond drill program, consisting of 22 diamond drill holes totaling 7,964.86 metres, and utilized a single diamond drill. The drill rig is of Russian design and utilizes a 12 metres mast. Inclined drilling is possible but most boreholes were drilled vertically;

(2)

Implementing 1,262 metre of underground exploration development, which sampled portions of 2 zones;

(3)

Creating a database so a resource calculation could be performed; and

(4)

Calculating a resource.

The interpreted version of the methodology and results from the past programs used at the site from Chinese government reports, which include Methodology, Quality of Exploration Works and Comments, Collection, Preparation, Analysis and Quality Monitoring of Samples in included in an independent study by Lyle Morgenthaler, B.ASc., P.Eng., on the Yangshan Anba gold project, Gansu Province, China, which was filed on SEDAR on February 4, 2004.   To view this document, please visit www.sedar.com.

Drilling

In past programs a total of 7,965 metres of core, distributed among 22 holes were drilled.  Geotechnical data was collected, recovery and RQD and structural logging.  It is unknown if photographs were taken of the core.

Collar locations were surveyed using EDM station with a survey accuracy of ±0.12 metres. The Chinese requirements are 0.30 metres accuracy.  Downhole surveys were conducted using a CQ-1 instrument which is a Chinese downhole instrument. Surveys measured, inclination and azimuth. Surveys were taken every 100 metres and the drill hole deviation is less than 5 metres.

For the geological interpretation cross-sections at 1,000 scale spaced 400 and 200 metres apart were created. The sections include the trenching and underground data. The sections are interpretative in nature, because of the distance between pierce points on most sections or number of holes on a section. Further details on how work was performed are unavailable at this time.

Sampling and Analysis

Assay intervals were commonly based on 1.5 metres intervals, although interval widths were also controlled by geological, structural or mineralogical contacts.  All cores were half-split by a member of the GH. For security the GH is a police branch and has the resources available to protect and secure its property as required. The samples were transported by truck from the field to the Government labs in Chengdu by members of the GH.

No sample collection was permitted in the current due diligence study conducted in preparation of a National Instrument 43-101 Technical Report previously submitted. As a consequence no independent assays are available for comparison with the Chinese data.  Anecdotal information suggests that a system for duplicate samples was used as checks in the sampling system for the historical sampling on this project.  Samples were sent to the main lab plus other check labs.  The Chinese summary data suggests that between 1999 and 2002, 197 samples were sent as check samples in seven batches over three seasons. Results ranged between 78.9 % accuracy on one batch and 96.5% on another batch averaging 86.7% accuracy. Other labs checked 137 samples with results of 87.6 % accuracy.

Mineral Resource and Mineral Reserve Estimates

A mineral resource estimate was made by the GH to a 1 gram per tonne gold cut-off as 16.1 million tonnes at a grade of 5.64 grams per tonne gold, equivalent to an in-situ resource of 91 tonnes gold (2.9 million ounces). The resource estimate was reviewed by an independent panel of Chinese professional experts and has been classed as inferred resources under CIM guidelines by an independent consultant, Mr. Lyle Morganthaler, P.Eng.  Thereafter a resource calculation was evaluated and a valuation created by an independent group. The current resource can be classified as inferred resource under the CIM guidelines for resources and reserves due to the data on which the resources were calculated.

The independent group consisted of:

(1)

Appraisal Agency: Beijing Headmen Mining Rights Appraisal Firm (License No. 1100002367861(1-1)).

(2)

Appraisers:

(i)

Mr. Li Hongguang, Mining Rights Appraiser, bearing certificate issued by the Ministry of Land and Resources

(ii)

Mr. Peng Shaoxian, Mining Rights Appraiser, bearing certificate issued by the Ministry of Land and Resources

The independent group reviewed the data and the procedure for the resource for suitability and national standards. They found the resource estimation to be conducted within their regulations and standards. The estimation adheres to “Classification of Solid Mineral Resources and Ore Reserves” promulgated by the State Monitoring Bureau of Quality and Technology of China.

The results of the Chinese calculation for Yangshan Anba Property are shown below.

Vein#	Ore body#	Resource Category	Resource of Ore (t)	Average Grade (grams per tonne)	Average Width	Gold Metal (t)
305	305-I	333	8453500	6.07	4.83	51.308
314	314-I	332	724921	5.89	9.24	4.267
		333	5938028	5.36	5.51	31.799
307	307-I	333	13186	4.94	1.04	0.065
	307-II	333	86716	3.22	1.41	0.279
313	313-I	333	481086	3.36	2.39	1.616
	313-II	333	13491	6.97	1.91	0.094
	313-III	333	327521	3.59	2.46	1.176
	313-IV	333	32687	3.2	5.56	0.125
319	319-I	333	8361	3.41	1.79	0.028
	319-II	333	21720	3.35	1.62	0.073
322	322-II	333	18636	4.25	1.46	0.079
323	323-II	333	20552	4.00	3.27	0.082
TOTAL		332	724921	5.89		4.267
		333	15415484	5.62		86.724
		332+333	16140405	5.64		90.991

                                        (**)

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

The following a list of criteria used to for the resource estimation

  Cut-off for composite: ≥ 1grams per tonne

  Minimum Polygon Grade: ≥3 grams per tonne

  Average Grade of Deposit: ≥5 grams per tonne

  Minimum Mineable Width: 0.8 metres

  Minimum Width of Internal Waste: ≥2 metres

With the above criteria the polygons were created and modified to meet the above criteria.

The delineation and inference of ore bodies is based on “Classification of Solid Mineral Resources and Ore Reserves” promulgated by the State Monitoring Bureau of Quality and Technology of China.

Delineation of ore body

Delineation of ore body strictly follow geological conditions and economic index. In principle, all samples with grade equal or greater than cut-off grade will be included in resource calculation. In cases that grade of  individual exploration work and block is reduced to less than minimum economic grade, low-grade samples at margins will be excluded to meet the minimum economic grade.

All the samples of internal waste with length greater than the maximum allowable width have to be excluded in resource calculation.  Ore bodies are connected with direct lines between individual exploration works in the same structure and mineralization zone.

Inference of ore body

When ore body is intersected in one exploration work and is not intersected in the neighboring exploration work along strike, the ore body will be inferred to one half of the distance between the two exploration works. When there is no control of exploration works along strike or dip directions, the boundary of ore body will be inferred to one fourth of the distance of the space of the exploration works.

Resource Categories and Block Delineation

Categories of resource and delineation of blocks are based on the state standard “Classification of Solid Mineral Resources and Reserves” promulgated by the State Monitoring Bureau of Quality and Technology (GB/T11766-1999).  The two major ore veins 305-I and 314-I are simple in form and gold is evenly distributed in the ore zones. The width of the zone is stable.

For resource estimation of resource category 333** in the major ore veins, intersection in surface exploration works* is inferred to 50m outwards along strike and that in deep exploration works* is inferred to 100 metres along strike and 80 metres along dip direction.   Major considerations include:

(1)

Delineation of blocks is basically according to the 400 metres space of the exploration lines.

(2)

Occurrence of ore vein is similar in one block.

(3)

Ore vein is continuous without significant displacement of faults in one block.

(4)

The category of resource is the same in one block.

(*)

Term exploration works: any drilling intercepts, trench sample, underground sampling.

(**)

Term Category 333: Chinese Government resource ranking description. Lowest resource category in the Chinese system.

The intercepts used to estimate the grade and volume of zones 305 and 314 are listed below.

INTERCEPT COMPOSITE	True Width (m)	Horizontal Width (m)	Grade grams per tonne
BT513	2.98	3.9	5.94
BT515	8.21	10.73	8.21
BT549	5.58	7.07	3.74
CM352	1.05	1.49	3.17
CM352	4.221	5.97	4.21
PD311	4.6	6	2.98
TC313	3.17	5.04	4.33
TC351	1.17	1.45	1.78
TC371	1.32	1.42	3.14
TC507	3.6	5.1	4.76
TC509	9.44	11.61	4.23
TC555	7.63	10.22	4.67
TC559	11.98	13.07	5.75

INTERCEPT COMPOSITE	True Width (m)	Horizontal Width (m)	Grade grams per tonne
ZK001	2.53	2.82	6.82
ZK001	1.26	1.41	1.32
ZK0115	0.71	0.82	8.3
ZK035	3.76	4.68	14.35
ZK041	1.1	1.23	1.08
ZK043	1.04	1.15	6.26
ZK059	0.82	1.01	1.24
ZK073	18.33	21.66	9.88
ZK073	1.66	1.96	1.66
ZK093	11.26	13.79	8.41
ZK111	2.08	2.43	4.06
ZK133	4.5	4.94	2.96
ZK133	0.86	0.94	0.86
ZK139	1.46	1.6	3.38
ZK170	6.03	6.44	4.72
ZK211	9.82	11.48	5.02
ZK251	1.32	1.53	3.84
ZK291	1.56	1.98	9.94

Intercepts used for Zone 314 are listed below.

INTERCEPT COMPOSITE	True Width (m)	Horizontal Width (m)	Grade grams per tonne
BT505	7.48	8.7	3.61
BT515	8.27	10.81	6.67
CM01	4.52	4.95	5.37
CM03	19.83	22.9	6.17
CM05	14.75	18.01	8.72
CM331	21.8	22.8	6.65
PD311	4.26	4.89	3.26
TC331	3.23	3.98	4.37
TC351	1.22	1.5	2.06
TC503	13.6	15.9	7.04
TC559	4.72	8.96	3.35
ZK003	2.95	3.26	2.74
ZK0115	0.87	1.09	2.14
ZK035	7.75	10.62	3.1
ZK043	2.26	2.52	3.34
ZK059	2.33	3.05	4.78
ZK073	1.72	2.1	2.15
ZK091	6.14	8.42	3.64
ZK093	1.93	2.64	4.45

INTERCEPT COMPOSITE	True Width (m)	Horizontal Width (m)	Grade grams per tonne
ZK139	0.98	1.26	4.2
ZK170	5.15	5.49	3.77
ZK211	7.45	8.72	4.6
ZK251	0.81	0.95	4.02
ZK291	2.1	2.57	2.17

The Chinese resource was calculated to the edge of the property line so there is no room on the property for strike extension and there is limited down dip extension (estimated about 250 metres available for down dip) of the resource at this time due to property boundary.

Mining, Exploration and Development Operations

The Company will participate in the detailed exploration and development of the Anba gold deposit through its interest in Yangshan Gold Mining Co., Ltd.

In February 2004, the Company filed a technical report pursuant to National Instrument 43-101 on the Yangshan gold project, Gansu Province, China, which was prepared by Lyle Morgenthaler, B.Sc., P.Eng.  The independent study concluded that the Chinese resource estimate would be an inferred resource within the framework of CIM guidelines.

An exploration program was recommended for 2004, however, it has been deferred to 2005.

2005 Exploration Program

The Anba gold deposit is estimated to be one of the largest gold discoveries in China in recent years.  The Company, together with its partners, will participate in the detailed exploration and development of the Anba gold deposit through its interest in Yangshan Gold Mining Co., Ltd.  During 2005, the Company plans to complete the following work program:

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

-

initiate work towards a scoping study.

Yangshan Gold Belt – West Extension Properties

Property Description and Location

In December 2003, the Company announced it had executed a Cooperation Agreement with No. 2 Exploration Institute of the Gansu Bureau of Geological Exploration (“GBGE”) for the exploration and development of mineral resources also in Gansu Province of China.  The Yangshan Gold Belt consists of three concession areas:

Concession

License Number

Area (km)

Guanniuwan (“GNW”)

6200000330184

9.14km2

Hongyangou (“HYG”)

6200000310260

26.58km2

Guojiagou (“GJG”)

6200000320186

17.16km2

All of these areas are located in the Yangshan Gold Field.  The Company will have the right to earn a 75% equity interest in the three areas through a joint venture.  The total initial investment in the joint venture will be 7.5 million RMB (approx. US$960,000), 75% contributed by the Company and 25% contributed by GBGE (being the consideration for vending in the Exploration Permits they hold on the three areas).  A joint venture contract was signed subsequently on March 1, 2004. Total expenditures funded by the Company from inception to December 31, 2004 are $213,797.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Within the Qinling Mountains, three licenses are located in rugged, deeply dissected, precipitous terrain.  Elevations range from about 1,100 metres upwards to over 2,500 metres.  The area contains a large population subsisting on agriculture, with intensely productive land in the valley bottoms and less valuable land worked in terraces up to the highest elevations.  Land for major mining infrastructure would therefore be had at a premium.  Wheat production takes up the largest areas, but all manner of cool-climate cereals, oil-seeds, vegetables, fruits, and spices are sown and various animals are husbanded.  Small villages are scattered throughout and are found in the most unlikely places.  Most villages have electricity and some people have satellite television. Cellular telephone coverage is complete except in the most remote valleys.

Temperatures range from –130C to 00C in January and 160C to 280C in July with approximately 300mm to 350mm of precipitation annually.

Access to the GNW licence is via a paved road along the Baishui, or White Water River about 20 kilometre westerly up the river from the County Seat at Wenxian. Access to the edge of the HYG license is along the same road approximately 20 km upstream. Within the GNW, concession access is by two dirt roads up from the river valley into the area where mining is being undertaken.  There is no wheeled access to any part of the HYG license which is precipitous and difficult.  Helicopter transport is not an option.

The GJG licence is in a remote, mountainous part of the Gansu Province.  Access is by poor road south approximately three hours from the County Seat at Lixian and then by a precipitous road  three hours south and west over a mountain range.  Normal wheeled access would be impossible in the rain or snow and the exploration season is from approximately April through October, dependent on weather conditions.

Hydro-electric power is generated between the GNW and HYG license areas.  Only small-capacity lines are available near the GJG.

History

The east Qinling area has been an historically an important gold mining area in China with records of production dating back 3,500 years.  The metallogenic belt also contains historically important lead and zinc mines and is a source of antimony.  GBGE has been active in the area since 1967 when a 1:200,000 scale geological mapping program was instituted.  From 1984 to 1986 a regional stream sediment survey was completed.  This was followed up by more detailed geochemistry, mapping and trenching over many areas until 1989 when detailed work on specific projects was instituted.

Guanniuwan (GNW)

In 1995, a strong gold, arsenic, antimony and mercury anomaly was explored by detailed work including soil geochemistry, mapping, and trenching.  Two zones, a North Zone and a South Zone were identified.  This was followed-up in 1996 by the driving of an adit in the North Zone and the mining and processing of 20,000 tonnes of material by a cyanide heap-leach.  This test recovered 800 grams of gold for a recovered grade of 0.04 grams per tonne gold and no further work was done.  It is the opinion of the Chinese geologists at GBGE that the test was not successful because the mineralization tested was likely taken from sulphide-rich zones below surface oxidation.

In the intervening years several hundred illegal miners in over one hundred small groups have entered the property, extensively mined the South Zone, and have discovered and are mining an extension of the mineralization in a zone about two kilometres to the west.  Various other smaller mining locations can be seen scattered about the licence area.

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

Guojiagou (GJG)

The GBGE completed a small amount of trenching on a stream sediment anomaly discovered in the 1980’s, however it has been ten years since this work was done.  In the meantime about ten groups of small miners have been processing tiny amounts of oxidized material from the geochemically anomalous area.  The amount of material moved by these groups is insignificant, amounting to much less than one tonne per day in total.

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

Hongyangou (HYG)

The HYG area is approximately 20 kilometres north from GNW and is mapped as being in the same Middle Triassic sequences as the HYG.

Guojiagou (GJG)

At GJG similar Triassic limestone and fine clastic sediments have been altered to marble, hornfels and minor skarn by an elongate granodiorite intrusion.  The intrusion has bowed the flanking sediments into an antiform over a three kilometres distance and produced a series of north-south trending faults.  Skarn observed in the area of most interest is in the form of a weak fine grained greenish rusty endoskarn, while the hornfels is fine grained tremolite with patchy fine grained biotite.

Exploration

The Company has not conducted exploration on any of the licences being described.  All of the work described here was completed by government agencies from 1967 to 1996.  The Chinese agencies explored systematically at scales from 1:200,000 geochemical surveys to 1:2,000 scale mapping to 1:500 trench sampling.  The best areas at the moment are test mined.

Geochemistry

Regional geochemistry between the years 1982 to 1984 resulted in the discovery of various deposits in the Yangshan area, including Anba.  The geochemical signature at GJG is somewhat different, with complimentary anomalies in lead  and silver.

Trenching at GNW

In all cases the trenches which were excavated almost ten years ago, have been either destroyed by the work of illegal miners or have caved in and become completely overgrown.  Six trenches were cut at the North Zone and seventeen excavated at the South Zone.  Below is a summary of the historical trenching results by GBGE over 1.0 grams per tonne gold.

Trench Results at GNW

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

While there is some uncertainty in the exploration work which is brought about by the failure of the mining test to recover a significant amount of gold, the continuing activity by illegal miners unequivocally shows that gold in economically interesting amounts occurs in areas covered by  the geochemical and trenching data.

Drilling

No exploration drilling has been undertaken on any of the subject licences by the Chinese government agencies.

Sampling and Analysis

The Chinese exploration groups approach exploration and sampling in a systematic fashion utilizing geochemistry and then trenching and test mining.  The trench sampling is done methodically, where possible on lines 100 metres apart or less, and is presented concisely on maps of the correct scale.  The sample lengths, normally a metre, are controlled by the geology in the trenches and the individual samples would normally be in excess of two kilograms.  Since the trenches have subsequently been destroyed either by mining or by the elements, the true widths and various geological details of the trench sampling can not be confirmed.  The details of sample preparation, analyses and security employed by the GBGE in the years up to 1996, when work on the subject licenses was halted, are not available.  Normally the GBGE utilizes its own assay laboratory in Langzhou for the processing of exploration samples.  No details of the internal controls and processes used by the laboratory are known, however, assay laboratories in China are controlled by government agencies.

Mineral Resource and Mineral Reserve Estimates

As far as is known by the Company no metallurgical testing has been done on material from the subject properties.  No mineral resource or mineral reserve estimates have been published for the subject licenses.

Mining, Exploration and Development Operations

The Company believes that the historical project data has been generated with proper procedures and has been accurately transcribed and is being used suitably because field examinations show that the maps are accurate.

The clearest verification of the gold values reported by the GBGE lies in the exploitation of the anomalous areas by “illegal” miners.  The data has been generated with proper procedures and has been accurately transcribed and is being used suitably because field examinations show that the maps are accurate.  There is no evidence of metallurgical testing being carried out on material from the subject properties.  Mineral processing by “illegal” miners is being done at this time on at least two of the licences, the GNW and GJG.  However the technical details of the various operations are not known.

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

Guanniuwan (GNW)

Some hundreds of illegal hand-miners producing gold from the superficial oxide zone at GNW demonstrates that gold is present in economically interesting amounts.  It is considered probable that targets worthy of drilling follow-up are present in the vicinity of the active mines. The situation presents a rare opportunity to examine, map and sample underground while the workings are still accessible.  Of the two active areas separated by a distance of about two kilometres the westerly one is a relatively new discovery in alluvial-covered terrain and warrants immediate examination.  The oxidized quartzite, limestone and fault gouge material being excavated from adits in this West Zone is similar in character to the rocks seen in the North Zone, and the two zones could be part of the same fault-related system.

As far as can be determined, since there has been no survey of the property boundary, the active mining probably extends off of the license to the west.   The active mine workings at the South Zone, which has been in exploited by illegal miners for several years, also need to be examined, mapped and sampled.  The nearby North Zone, where a 20,000 T mining test was completed in 1996 also requires re-evaluation to determine why the mining test failed to produce a significant amount of gold when the surface trench assays suggested that gold bearing rock should have been placed on the cyanide leach pad.  The 1996 mining project executed by GBGE failed to provide a reliable test of the in-situ gold grade either because the adit was driven below the level of oxidation, or the adit did not intersect the same gold-bearing structures that were indicated by trenching.

Geologically the gold is related to reverse faults which cut complex Triassic and Devonian limestone and clastic sedimentary formations.  Narrow feldspar porphyritic or granitic dykes have intruded along similar structures and appear to be one of the important markers for the presence of gold in the general area.  Noted alteration consists of silicification and some clays.  Pyrite is oxidized to limonites in the superficial environment and it is this oxidation which allows the illegal miners to produce gold utilizing crude cyanide ponds and zinc strips.

2004 Exploration Program

Verification trench grab sampling was undertaken on the Guanniuwan and Guojiagou licences under the supervision of Mr. Folk and assayed at the Central Laboratory of the Institute of Geophysical and Geochmical Exploration, Chinese Academy of Geosciences, Langfang, Hebei.

The program included 1:2,000 scale geological mapping, systematic sampling of the gold showings and significant trenching to define targets for a diamond drill program.  Seven of the eight grab samples taken assayed from 1.0 to 3.8 grams per tonne gold.  Final results from the phase I exploration program are still pending.

This license is at a more advanced stage of  exploration and the extent of artisan miner activity on surface oxidized material in the three zones at GNW, each approximately 1 kilometre strike, indicates potential in the area.

At Goujiagou (GJG), a soil-sampling program in 2004 on a 100 metre by 40 metre grid has been conducted. 2,412 soil samples were collected and assayed for gold, silver, arsenic, antimony, bismuth, mercury, copper, lead, zinc and tungsten. A very strong gold anomaly, about 4 kilometres long and 400 to 1000 metres wide, is delineated by using a 40 parts per billion gold cut-off. This east west trending gold anomaly is along the altered contact zone between Triassic limestone and fine classic sediments and an elongate granitic intrusion. Several soil samples yielded over 4 grams per tonne gold. In addition, strong and coincident arsenic and antimony anomalies were also delineated in this area.

The Company started a trenching program on the GJG property to follow up with this strong gold anomaly and experienced immediate success in outlining a gold zone with values of 1 to 6 grams per tonne gold over a 7 metre trench. This is a preliminary result only from examining a very small area within the anomalous zone.

The 2004 exploration program on Guanniuwan (“GNW”) comprised 1:2,000 scale geological mapping covering 3 square kilometres; re-sampling of old trenches, artisanal mining pits and adits; and driving of two adits. A total of 415 channel samples were taken. Two gold mineralization zones (North Zone and West Zone) discovered previously were traced from a surface mapping and trenching program. One adit (PD2301) was driven to 100 metres in the North Zone and a second 100 metre adit (PD15903) was driven in the West Zone. The latter adit had not reached the target mineralized zones by season’s end.  Results from the phase I exploration programs on the other property, Hongyangou (HYG) is being reviewed.  The Company is compiling and evaluating all the exploration data for the three extension properties.

2005 Exploration Program

Guanniuwan (GNW)

The extent of artisan miner activity on surface oxidized material in the three zones on the GNW, each approximately 1 kilometre strike, indicates potential in the area.  Since there are extensive surface gold showings on the property, an underground aditting program and/or diamond drilling will be carried out in 2005.

Hongyangou (HYG)

An exploration program has not been finalized for this license for 2005.

Guojiagou (GJG)

During the 2005 summer field season, it is proposed to conducting an exploration program on this license to follow up a strong gold anomaly and selected targets identified during the 2004 exploration program.

Item 5.

Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the three years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the consolidated financial statements and the related notes.

A.

Operating Results

General

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2004, 2003 and 2002.  Since the signing of the Company’s first co-operation agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious and base metals properties in China.

To date, the Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China.  The Company has investigated or evaluated approximately 300 Chinese mineral properties.  The Company has rights to earn interests in three Sino-foreign co-operative joint ventures that have been established within the Chinese mining industry.

Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

In 2004, the Company incorporated three subsidiaries, Minco Mining (China) Corporation (“Minco China”), Minco Silver Corporation (“Minco Silver”) and Minco Base Metals Corporation (“Minco Base Metals”). The Company also signed several joint venture agreements for gold, silver and base metals deposits.   The Company plans to develop its silver projects in Minco Silver, its base metal projects in Minco Base Metals while retaining its gold projects (BYC, Gobi, Yangshan, Western Extension of Yangshan, Changkeng) in Minco China under the main umbrella company, Minco Mining & Metals Corporation.

Minco Silver and Silver Standard Resources Inc. (“Silver Standard”) have entered into a strategic alliance to jointly pursue silver opportunities in China.  Under terms of the alliance, Silver Standard has invested $3,200,000 in Minco Silver (of which $2,000,000 had been invested at December 31, 2004) to acquire a 20% interest in the new venture. Silver Standard will have preferential purchase rights to participate in future financings of Minco Silver with the ability to increase its interest in Minco Silver to a maximum of 30%. As part of the agreement, Minco Silver will be the exclusive entity for both parties to pursue silver projects in China.

In 2004, the Company’s loss increased over previous years as it accelerated development activities and incurred a corresponding increase in administrative expenses.  During 2004, the Company’s activities focused on the exploration programs of the three gold properties on the Yangshan West Extension as well as Yangshan Anba and Changkeng. In 2004, the Company spent $213,797 on the Yangshan West Extension properties, $380,800 on the Changkeng property and $110,235 on the Yangshan Anba properties.  In 2003, the Company focused on a phase II drilling program for the Gobi gold property in Inner Mongolia.

The increase in the Company’s total assets in 2003 and 2004 is principally attributed to funds generated from the sale of securities and largely represents cash and short-term investments held to fund future operations.  For the year ended December 31, 2004, gross exploration costs totalled $899,618 compared to $352,394 in 2003. The rise in exploration costs in 2004 reflected increased exploration activities, particularly on the newly acquired properties.

During 2004, the Company received an expense recovery of $400,000 from Cantech for expenses incurred for the BYC project, drilling tools rental and management fees from November 1, 2003 to December 31, 2004. Cantech also issued common shares to the Company with a value of $122,000, which consists of 250,000 common shares at $0.34 per share for a value of $85,000, and 100,000 common shares at $0.37 per share for a value of $37,000. As a result of these transactions, Cantech funded all activity on the BYC project in 2004.

Total administrative expenses for the year ended December 31, 2004 was $2,467,894 compared to $1,545,615 for 2003. Administrative expenses such as salaries, rent, office and miscellaneous increased in 2004, due in part to the Company’s newly incorporated subsidiaries and the recruitment of new employees in China and Canada. In addition to a general increase in activity, there were a number of factors which increased administrative expenses in 2004.

In 2004, the company incurred a foreign exchange loss of $326,489 (compared to $48,148 in 2003) as a result of a decline in the Canadian dollar value of its RMB-denominated net assets.  The Company recorded bonuses of $95,000 to management and staff which are included in investor relations expense.

In 2004, stock-based compensation expense increased by 108% to $505,932. Stock-based compensation related to the fair value of stock options awarded to management, staff and directors. The increase in this expense was largely attributable to the Company’s increased stock price, which in turn resulted in an increased fair value of stock options vesting. The average fair value of stock options awarded in 2004 was $0.74 compared to $0.46 in 2003.

The Company opened a Toronto office in April 2004 with an average cost of approximately $15,000 per month. The Toronto office was closed in March 2005.

The Company is holding shares of Cantech that it received in connection with the BYC Project.  The market value of these shares decreased by $57,250 between the date of issuance and December 31, 2004, and the decline in value has been recognized in the statement of operations.

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees. Interest and sundry income in 2004 was $318,424, compared to $85,278 in 2003. The 2004 increase reflects increased investments resulting in higher interest revenue and additional drilling tools rental and management fees charged in connection with the Company’s joint venture activities; non-interest sundry income increased from $62,235 in 2003 to $201,885 in 2004.

The Company’s operating losses have generally trended to be higher through 2003 and 2004, reflecting the Company’s higher level of activity as it acquires interests in new properties and undertakes new exploration initiatives. The increase in net loss in the second quarter of 2004 was largely attributable to exploration expenses incurred regarding Changkeng.

The significant increase in net loss in the fourth quarter was partly to increased development and financing activities. Exploration costs in the fourth quarter of 2004 were $164,515, up from $111,483 in the third quarter, and administrative expenses increased to $765,855 in the fourth quarter from $647,850 in the third quarter. Many of the issues, discussed above, that resulted in an increase in expenses in 2004 occurred during the fourth quarter.

The Company’s financial position improved during the fourth quarter as it completed a private placement that generated gross proceeds $5 million a special warrant offering to fund Minco Silver of $3 million and generated cash from the exercise of options and warrants.

In 2004, the Company used cash of $2,839,560 to support operating activities. The Company’s net loss for the year of $2,971,662 accounted most of the use of cash, although the loss was offset by expenses not requiring cash comprising amortization of $29,228, stock-based compensation of $505,932, the writedown of marketable securities of $57,250. In addition, certain other operating items did not generate cash including temporary investments received as a recovery of exploration costs ($122,000) and the minority non-controlling interest in the loss of $12,676. The Company invested $325,632 in working capital. In 2003, the Company used cash of $1,821,302 to support operating activities. The 2004 increase in cash used was primarily attributable to the operating loss.

In 2004, the Company generated $8,563,563 from financing activities, compared to $8,269,202 in 2003. The 2004 financing activities comprised issuances of common stock, which generated $5,563,563, net of offering costs of $546,000, and a special warrant offering to fund Minco Silver, which generated $3 million.

In 2004, the Company spent $5,901,786 in investing activities compared to $5,863,185 in 2003. The majority of the investing activities related to the purchase of liquid short-term investments with the proceeds of equity issuances. The Company also spent $159,536 to purchase new equipment, including capital assets purchased by joint ventures.  The Company’s cash and short-term investment balance as at December 31, 2004 amounted to $12,173,026 compared with $6,543,809 at December 31, 2003. The strong cash position at the end of the year will enable the Company to continue its exploration and development activities.

The Company expects that expenditures on exploration will increase in 2005 as the Company increases the number of joint ventures in which it participates and evaluates more properties.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

During 2003, the Company’s activities focused on a Phase-II drilling program for the Gobi gold project and the acquisition of an advanced gold project.  In 2002, the Company's activities focused on exploration of the Gobi gold Project in Inner Mongolia and the White Silver Mountain polymetallic project in Gansu Province, China.

For the year 2003, gross exploration costs totaled $352,394, of which $216,806 was spent on the Gobi gold Project and $36,994 was spent on White Silver Mountain Project compared to the year 2002 where gross exploration costs totaled $494,813, of which $451,434 was spent on the Gobi gold Project and $43,379 spent on White Silver Mountain Project .  During the fourth quarter of 2001, the Company received an expense recovery of $162,015 from Teck Cominco Limited for equipment rental associated with the White Silver Mountain Project underground drilling completed to June 2001.  There was no expense recovery from Teck Cominco Limited for equipment rental associated with the White Silver Mountain project in 2002.

During the year ended December 31, 2003, the Company made efforts to cut costs for administration and office overhead. Therefore, management fees, office and miscellaneous, rent salaries and benefits were significantly reduced.  Salaries and benefits decreased to $138,582 from $178,348 for 2002.  Rent cost decreased to $85,698 from $115,107 in 2002 as a result of partial office space subleasing.   Total administrative expenses were $1,498,381 for 2003 compared to $820,556 for 2002.  During fiscal year 2003, the Company undertook major efforts to enhance corporate visibility in security markets, and to broaden investors’ bases both in the United States and abroad.

During 2003, management fees and salaries paid to its directors totaled $13,499 compared to $75,773 in 2002. In addition, the Company incurred exploration expenses of $68,992 for 2003 compared to $71,973 to its directors or corporations controlled by them in 2002.

At the same time, more resources were allocated to the evaluation of new properties and to the improvement of corporate visibility in the securities market.  As a result, costs for project investigation increased by $392,477, and promotion increased by $33,450.

Net loss from operations for 2003 was $1,769,195 or $0.08 per shared compared to  $1,288,209 or $0.07 per share in 2002.

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

Net loss from operations for 2002 was $1,288,209 or $0.07 per share compared to $915,264 or $0.07 per share for 2001 under US GAAP.

United States GAAP Reconciliation

From 2002 on, there have not been material differences between the results of operations and financial condition of the Company determined in accordance with Canadian GAAP and determined in conformity with US GAAP.  For the year ended December 31, 2001, the Company had a loss of $915,264 or $0.07 per share calculated under US GAAP compared to a net loss of $715,412 or $0.04 per share calculated under Canadian GAAP.  The difference in calculation of loss is primarily attributed to the release of escrow shares which is recorded as compensation of $199,852 under US GAAP.

Exchange Rates

The Company maintains its accounting records in functional currency which is the Canadian dollar.  The Company translates foreign currency transactions into functional currency in the following manner:  At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars at the exchange rate in effect on that date.

At each period end, all monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date.  The resulting foreign exchange gains and losses are included in the consolidated Statement of Operation.

The Company pays for its expenses related to its Chinese joint ventures in Canadian dollars which are then converted into Chinese dollars.  Based on prior years’ experience, the Company does not believe that foreign currency fluctuations have had a material impact on its financial condition.  However, no assurance can be given that material foreign currency fluctuations will not occur in the future.  The Company does not engage in foreign currency hedging transaction.

Inflation

Based on prior history for at least the two fiscal years, the Company does not believe that inflation will have a material adverse effect on its financial condition.  However, no assurance can be given that the Company will not experience a substantial increase in inflation.

B.

Liquidity and Capital Resources

Currently, none of the Company’s projects are producing revenues.  To provide working capital for its operations and project development, the Company plans to raise additional funds within 12 months.  Traditionally, the Company has raised capital through the issuance of common shares.  It is contemplated that it will continue to raise capital primarily through investors consisting of resource investment groups, senior mining companies, and public financing through the facilities of the Toronto Stock Exchange.  No assurance, however, can be given that the Company’s future capital requirements can be obtained.  The Company’s access to capital is always dependent upon future financial market conditions, especially those pertaining to venture capital situations such as mining exploration companies.

At December 31, 2004, the Company’s cash and short-term investment balance amounted to $12,173,026 compared with $6,543,809 at December 31, 2003.  During 2004, the Company generated $1,109,563 through the exercise of outstanding warrants and employee stock options.

At December 31, 2003, the Company had working capital of $6,558,219.  643,000 options were exercised in 2003 and 50,000 warrants were exercised.

At December 31, 2002, the Company had working capital of ($227,515).  No options or warrants were exercised during 2002.

At December 31, 2001, the Company had working capital of $489,123.  No options or warrants were exercised during 2001.  During the period of 1999 to 2000, capital additions totaled $111,100 through the exercise of warrants.  In 2004, the Company raised a total of $5,563,563 through the issuance of common shares, warrants, and the exercise of warrants and options, and Minco Silver raised a further $3,000,000 through the issuance of special warrants. The Company had consolidated cash and short-term investments of $12,173,056 at year end.   The Company anticipates that it will pay for its administrative and exploration costs for 2005 from its current working capital.

The particulars of all capital raising transactions for the last two years are detailed below.  Proceeds of these financings have been used for exploration and for development expenditures (only when and if warranted) in connection with the Company's mineral projects located in China, for working capital and for acquisition of additional projects.

1.

On January 6, 2003, the Company announced that it proposed to complete another financing of up to $550,000 by way of a 10% Redeemable Convertible Debenture due January 31, 2008.  The Debenture would be convertible at any time at the option of the Debenture holders into common shares of the Company at a conversion price of $0.40 per share.  The Debenture allows the Company the option to pay interest on the Debenture in the form of cash or common shares.  The maximum number of common shares issuable under the offering would be an aggregate of 1,250,000 after conversation, not including interest payments.  On February 27, 2003, the Company announced an oversubscription to the Convertible Debenture by approximately 12% with all other terms of the Private Placement remaining unaltered.  Proceeds of this financing are to be used for advancing exploration on the Company's Gobi gold project, the newly acquired BYC gold project and general working capital.  The financing closed on March 6, 2003 for a total of $580,600.

In November, 2003, pursuant to Section 3(b) of the Debenture, the Company notified the Debenture holders it was shortening the conversion period.  The principal and interest amounts owing were converted into an aggregate of 1,461,750 common shares and paid out to all Debenture Holders in January 2004.

2.

In 2003, an aggregate of 120,000 stock options were exercised by officers and directors of the Company for $31,000 and 643,000 stock options were exercised by consultants and employees for an aggregate of $273,650.

3.

On June 9, 2003, the Company announced that it proposed to complete a financing of up to $1.5 million by way of a private placement at a price of $0.35 per unit.  Each unit will consist of one common share and one half non-transferable share purchase warrant.  Each whole warrant will entitle the warrant holder to purchase one common share of the Company for a period of two years.  Each whole warrant is exercisable on payment of $0.40 into one common share of the Company in the first year and $0.60 per common share if exercised in the second year.  A finder's fee will be paid associated with this financing.  Proceeds of this financing are to be used for advancing exploration on the Company's Gobi and BYC gold projects in China and for general working capital.

4.

On November 14, 2003 the Company announced its plan to complete a bought deal financing for 2,500,000 Units at a price of $2.00 with a provision for an additional 500,000 Units.  Each Unit will comprise one Common Share of the Company plus one-half of one common share purchase warrant.  Each whole warrant is exercisable by the holder at any time for a period of twenty four months to acquire one Common Share at a price of $2.50.  On November 19, 2003, the Company announced this private placement would be increased by 1,248,848 Units with all other terms remaining unchanged.  On December 10, 2003, the Company closed this private placement of $6,373,041.60 at $1.70 per Unit.  Each whole Warrant would be exercisable by the holder at any time for a period of twenty four months from the date of Closing at a price of $2.15.

5.

In 2003, the Company completed a $580,000 convertible debenture financing. The debenture accrued interest at 10% per year and matured in five years. The debenture was convertible into 1,451,500 common shares at $0.40 per share and the interest into 10,250 common shares at $1.80 per share. In January 2004, the debenture and accrued interest were converted to 1,461,750 common shares.

6.

In October 2004, the Company completed a non-brokered private placement of 3,571,428 units priced at $1.40 per unit with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for a period of 24 months, allowing the holder to acquire one common share for a price of $1.70.  This offering raised gross proceeds of $5 million; the Company incurred costs of approximately $546,000 in connection with this offering.

7.

In November 2004 the Company, through Minco Silver, raised $3 million through a non-brokered private placement of 6 million special warrants at $0.50 each. Each special warrant entitles the holder, upon the exercise without payment of any additional consideration, to receive one common share of Minco Silver. Four million special warrants were placed with Minco’s strategic partner, Silver Standard.

8.

In May 2005, Minco Silver completed the sale of 4,276,000 special warrants at a price of $1.25 each, for gross proceeds of $5,345,000. Of this amount, $2,345,000 was raised on a brokered basis and $3 million was raised by Minco Silver on a non-brokered basis. Silver Standard subscribed for 960,000 special warrants.  Each special warrant entitles the holder to be issued one common share of Minco Silver during the period ending the earlier of (i) May 9, 2006; and (ii) the fifth day after a receipt is issued for the prospectus qualifying the conversion of the special warrants. If Minco Silver fails to obtain receipt for the prospectus by November 9, 2005, the holder of each special warrant will be entitled to receive 1.2 shares. Minco Silver will pay a cash commission of 8% of the gross proceeds raised on the brokered portion of the placement plus an underwriting fee of $15,000.  In connection with this offering, Minco Silver issued options to its broker entitling the holder to receive share purchase warrants allowing the broker to purchase up to 187,600 common shares for a term of 18 months following the closing of the initial public offering under the prospectus, exercisable at a price of $1.25 per common share during the first 12 months of the term and a price of $1.50 per common share during the last six months of the term. Upon the completion of a prospectus qualifying the special warrants, Minco Silver will have 24,276,000 common shares issued and outstanding, of which the Company will own 14 million common shares.

C.

Research and Development, Patents and Licenses

The Company does not engage in research and development activities and does not have any patents or licenses.

D.

Trend Information

As the Company is an exploration company with no producing properties, information regarding trends in production, sales and inventory and similar are not meaningful. The Company has recently acquired interests in properties and it is likely that it will expand its exploration activities. As a result, the Company expects that its operating losses will increase over the next 12 months.

E.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except through its joint ventures. In its joint ventures, Chinese partners contribute exploration permits in exchange for a combination of debt and equity in the joint venture. The exploration permits and related obligations are not recorded in the Company’s balance sheet, but, as disclosed elsewhere in this Annual Report, the Company has certain obligations in respect of the allocation of any profits that may be generated from the joint ventures.

F.

Tabular Disclosure of Contractual Obligations

At December 31, 2004, the Company was contractually obliged to make payments as follows:

	Total ($)	Less than 1 year ($)	1 - 3 years ($)	3 - 5 years ($)	More than 5 years ($)
Rent (Note 1)	515,413	238,009	$ 277,404	$ -	-
Contract commitments (Note 2)	1,741,460	123,327	1,618,133	-	-
Total contractual obligations	$2,256,873	$ 361,336	$1,895,537	$ -	$ -

                                          Notes

                                           (1)

                                    The Company has commitments in respect of office leases requiring minimum payments through 2007.

                                           (2)

                                    Costs of project exploration and exploration permits.

G.

Safe Harbor

Statements included here, which are not historical in nature, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including without limitation, statements as to management's beliefs, strategies, plans, expectations or opinions in connection with the Company's performance, which are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate and may differ materially from actual future events or results. Readers are referred to the documents filed by the Company with the pertinent security exchange commissions, specifically the most recent quarterly reports, annual report and material change reports, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth all current directors and executive officers of the Company as of May 31, 2005, with each position and office held by them in the Company, their terms of office and the period of service as such.  Each director’s term of office expires at the next annual general meeting of shareholders to be held on June 27, 2005.  At such meeting, each current director is seeking re-election.

NAME AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION AND POSITIONS DURING LAST FIVE YEARS	DIRECTOR SINCE	NUMBER OF COMMON SHARES HELD (2) (3)
Ken Z. Cai President, Chief Executive Officer and Director

Chairman and CEO of the Company; Director of Dragon Pharmaceuticals Inc. from September 1998 to present; President and CEO of Minco Mining & Metals Corporation from February 1996 to present; President, CEO and Director of Minco Silver Corporation from 2004 to present; Chairman, CEO and Director of Tranzcom China Security Networks Inc. from 1991 to present

		February, 29, 1996	6,163,031(4)
William Meyer(1) Vancouver, British Columbia Chairman and Director

Director and Chairman of the Board of Minco Mining & Metals Corporation from 1999 to present; Director of Trans America Industries Ltd. from 1998 to present; Director of New Cantech Ventures Inc. from 1998 to present; Director of GGL Diamond Corp. from 1994 to present; Director of Lysander Minerals from 1995 to present; Director of Silver Standard Resources Inc. from 1993 to present; Chairman and Director of Minco Silver Corporation from 2004 to present.

		July 16, 1999	602,971(5)
Robert M. Callander (1) North York, Ontario Director	Vice President of Caldwell Securities Ltd.	August 23, 1996	160,000(6)
Hans Wick Zurich, Switzerland Director	Financial Advisor	April 17, 1997	290,000
Robert Gayton (1) West Vancouver, British Columbia Director and Chair of the Audit Committee

Consultant on accounting and finance issues Director of several public companies including but not limited to: Director Western Silver Corporation from 2004 to present; Director of Northern Orion Resources Inc. from 2004 to present; Director of Amerigo Resources Ltd. from 2004 to present; Director of Bema Gold Corporation from 2003 to present; Director of Intrinsyc Software Inc. from 1995 to present; Director of Nevsun Resources Ltd. from 2003 to present.

		September, 15, 2003	205,000(7)

Notes:

(1)	Current member of the Audit Committee of the Company.
(2)

Common shares and options beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and officers.  Unless otherwise indicated, such shares are held directly.  These figures do not include shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.

Notes (Continued):

(3)

The directors, nominees, officers and other members of management of the Company, as a group beneficially own, directly or indirectly, 7,421,002 common shares of the Company, representing 20.76% of the total issued and outstanding common shares of the Company.  Of the 7,421,002 a total of 1,514,300 are pursuant to stock options granted but not exercised.

(4)	Includes 5,421,031 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest. Also includes 742,000 common shares subject to options.
(5)	Includes 475,000 common shares subject to options.
(6)	Includes 97,300 common shares subject to options.
(7)	Includes 200,000 common shares subject to options.
(9)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

Positions held by the Company’s directors and officers presently other than with the Company:

Name of Director or Officer	Positions Held
Ken Cai President, Chief Executive Officer and Director

Director of Chineseworldnet.com

Director of Dragon Pharmaceutical Inc.

Director of Aquasol Environtech Ltd.

President and Director of Kaisun Investment & Development

President and Director of Pacific Canada Resources Inc.

Chairman, CEO and Director ofTranzcom China Security Networks Inc.

CEO and Director of Minco Silver Corporation

William Meyer Chairman and Director

Director of Silver Standard Resources Inc.

Director of GGL Diamond Corp.

Director of Lysander Minerals Corporation

Director of New Cantech Ventures Inc.

Director of Trans American Industries Ltd.

Chairman and Director of Minco Silver Corporation

Robert Callander Director

Director of Urbana Corporation

Director of Pacific Canada Resources Inc.

Director of Environwaste Technologies Inc.

Director of Member Savings Credit Union

Director of Intraconnect Inc.

Director of Iamgold Corporation

Hans Wick Director	None
Robert Gayton Director & Chair of the Audit Committee

Director of Bema Gold Corporation

Director of Intrinsyc Software International Inc.

Director of Nevsun Resources Ltd.

Director of Bravo Venture Group Inc.

Director of Canadian Zinc Corporation

Director of Quaterra Resources Inc.

Director of Radiant Resources Inc.

Director of Western Silver Corporation

Director of Northern Orion Resources Inc.

Director of Amerigo Resources Ltd.

Name of Director or Officer	Positions Held
Simon Anderson Chief Financial Officer	Director of Sinovac Biotech Ltd. CFO of Buffalo Gold Ltd. CFO of Doublestar Resources Ltd. CFO of Minco Silver Corporation Director of Ikona Gear International
Brigitte M. McArthur Corporate Secretary	Corporate Secretary of Tranzcom China Security Networks Inc. Corporate Secretary of Minco Silver Corporation
Fiona Zhou Controller	Controller of Minco Silver Corporation Controller of Tranzcom China Security Networks Inc.

The business background and principal occupations of the Company’s officers and directors for the preceding five years are as follows:

Ken Z. Cai, President

President, Chief Executive Officer and Director

Dr. Cai has served as president, chief executive officer and a director of the Company since February 29, 1996.  Dr. Cai devotes approximately 90% to 100% of his time to the Company’s business.  Dr. Cai holds a Ph.D. in mineral economics from Queen's University in Kingston, Ontario, Canada.  Dr. Cai, a Chinese national now living in Canada, has 20 years of experience in mineral exploration, project evaluation, corporate financing and company management.  Dr. Cai has been responsible for negotiating the property agreements in China through his contacts in the Chinese mining communities.  This has allowed the Company to access data on a large number of projects throughout China.  Dr. Cai has served as a director of several publicly-traded and private Canadian and Chinese companies.  In addition, Dr. Cai is a director of Dragon Pharmaceutical Inc., a company whose shares of common stock are registered under the Securities Exchange Act of 1934.

William Meyer

Chairman and Director

Mr. Meyer has served as Chairman and director since 1999.  Mr. Meyer devotes approximately 80% of his time to the Company’s business.  He was formerly vice president of exploration for Teck Corporation and President of Teck Exploration Ltd.  He graduated from the University of British Columbia with a B.Sc. in geology in 1962.  After graduation, he was employed as an exploration geologist with Phelps Dodge Corporation of Canada and later as senior geologist with Gibraltar Mines Ltd.  In 1967 he joined the consulting firm of Western Geological Services as a partner, and in 1975 formed his own consulting firm, W. Meyer and Associates.  Mr. Meyer joined Teck Exploration Ltd. in 1979 as Exploration Manager for Western Canada and the United States.  In 1991, he was appointed vice president of exploration for Teck Corporation, responsible for the direction of exploration activities for Teck and its associated companies worldwide.  He is a director and officer of a number of public and privately owned Canadian companies.

Robert Callander, Director

Mr. Callander has been a director since August 1996.  Mr. Callander devotes approximately 5% of his time to the Company’s business.  He holds an MBA from York University, Toronto, Ontario, Canada, as well as a CFA from the Institute for Investment Management, Charlotte, Virginia.  Mr. Callander has worked for Caldwell Securities Ltd. since 1992 and currently serves as a Vice-President with that firm.  Prior to his engagement with Caldwell Securities Ltd., Mr. Callander served as a corporate finance analyst with Nesbitt Burns.

Hans J. Wick, Director

Mr. Wick has been a director of the Company since April 1997.  Mr. Wick devotes approximately 5% of his time to the Company’s business. Mr. Wick has been a director since March 1997.  He is a resident of Zurich, Switzerland.  For the past five years, Mr. Wick has been an independent portfolio manager.

Robert Gayton

Director and Chair of the Audit Committee

Dr. Gayton has been a Director of the Company since September 2003.  Dr. Gayton devotes approximately 5% of his time to the Company’s business.  Dr. Gayton has been consulting on accounting and finance issues for the last 30 years, first as an audit partner with Peat, Marwick Mitchell (now KPMG), Chartered Accountants and more recently as CFO and/or director for numerous public and private companies.

Simon Anderson

Chief Financial Officer

Mr. Anderson has been the Company’s chief financial officer since February 2005.  Mr. Anderson devotes approximately 10% of his time to the Company’s business. Mr. Anderson is a member of the Institute of Chartered Accountants of British Columbia.  Mr. Anderson also holds a BComm. in accounting and Management Information Systems from the University of British Columbia.  Mr. Anderson has several years of general accounting, auditing and taxation experience.  Mr. Anderson acts as vice president of MCSI Consulting Services Inc., providing regulatory compliance, going public, valuation and financial operations advice, with an emphasis on early-stage technology companies.

Brigitte M. McArthur

Corporate Secretary

Ms. McArthur has been the Company’s corporate secretary since April 2005.  Ms. McArthur devotes approximately 30% of her time to the Company’s business.  Ms. McArthur is a self-employed consultant since 1999 providing administration and regulatory compliance services to public companies and private companies.  Ms. McArthur has 16 years experience working with publicly trading companies.  She has served in several capacities such as corporate secretary, director and treasurer of several publicly trading companies since 2000.

Fiona Zhou, Controller

Ms. Zhou has been the Company’s controller since September 2004.  Ms. Zhou devotes approximately 50% of her time to the Company’s business.  She is currently a CGA Member and a CPA Member in China.  Ms. Zhou is also a Certified SAP Consultant specializing in Financial Accounting and Cost Accounting and she holds a Bachelor's Degree in Commerce, majoring in Financing.  Ms. Zhou has over10 years of experience in accounting and auditing in both Canada and China. Previously she served as the accounting manager of several companies and has held several positions such as finance supervisor and senior auditor.

B.

Compensation

The aggregate direct or indirect remuneration paid to the directors and officers of the Company, as a group during the fiscal year ended December 31, 2004, for service to the Company in all capacities, was $241,400.  Certain information about payments to the Company’s executive officers is set out in the following table:

TABLE 1:  SUMMARY COMPENSATION

	Annual Compensation				Long Term Compensation
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Ann. Comp ($)	Common Shares Under Options /SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Ken Z. Cai Vancouver, British Columbia Chairman, CEO and Director	Dec. 31/04 Dec. 31/03 Dec. 31/02	Nil Nil Nil	Nil Nil Nil	236,400 (2) 113,400 106,700 (2)	Nil Nil 742,000	N/A N/A N/A	N/A N/A N/A	N/A N/A 30,000
William Meyer(1) Vancouver, British Columbia Chairman and Director	Dec. 31/04 Dec. 31/03 Dec. 31/02	Nil Nil Nil	Nil Nil Nil	5,000 (3) Nil Nil	Nil Nil 475,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Michael Legg(4) Toronto, Ontario Executive Vice President	Dec. 31/04 Dec. 31/03 Dec. 31/02	46,829 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Notes:

(1)

Current Member of the Audit Committee of the Company.

(2)

Consulting fees paid, travel allowance, and including $80,000 bonus.

(3)

Bonus pursuant to a private placement.

(4)

Mr. Legg was the Company’s executive vice president between March 2004 and March 2005.  On March 21, 2005, the Company announced that the employment agreement with Mr. Legg had been terminated.

C.

Board Practices

The current directors of the board were elected to their position at the annual meeting of shareholders held on June 8, 2004.  Each director will continue to serve as such until the next meeting of the shareholders to be held on June 27, 2005. The officers of the Company are elected by the board and serve at the board’s pleasure. Directors are elected annually at the Annual General Meeting of Shareholders, whereas officers’ appointments are approved by the board of directors and terminate upon resignation or termination by the board.

The Company has no contract with any of its officers or directors that provide for payments upon termination.

The Company has an Audit Committee consisting of Messrs. Meyer, Gayton and Callander.  The primary function of the audit committee is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

•

Review and appraise the performance of the Company's external auditors.

•

Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

D.

Employees

As at May 31, 2005, the Company has 21 full time employees, of which 11 employees, are located in Vancouver, British Columbia and the other 10 are located in China.

E.

Share ownership

During the fiscal year ended December 31, 2004, no amounts were set aside or accrued by the Company or its subsidiaries during such year to provide pension, retirement or similar benefits for directors and officers of the Company, pursuant to any existing plan provided or contributed to by the Company or its subsidiaries.

As at December 31, 2004, the Company had 3,484,000 stock options outstanding, exercisable at varying prices between $0.35 and $2.00 per share, which were granted to directors, officers and employees of the Company and no options expired.  As of December 31, 2003 stock options totaled 3,319,000.  During 2002, a total of 230,000 options were granted to directors, officers and employees.

The following table sets forth, as of May 31, 2005, common stock held by the Company’s officers and directors and all outstanding options and warrants to purchase common shares of the Company; there are no options to purchase shares of any other class of security:

Common Shares Owned by Officers and Directors

Name and Title	Common Shares Held
Ken Cai, President, Chief Executive Officer and Director	5,421,031 (1)William Meyer, Chairman and Director
127,971	Robert Callander, Director
62,700	Hans Wick, Director
290,000	Robert Gayton, Director
5,000	Simon Anderson, Chief Financial Officer
Nil	Brigitte M. McArthur, Corporate Secretary
Nil	Fiona Zhou, Controller
Nil	TOTAL
5,906,702

(1)	Includes 5,421,031 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest.

Outstanding Options

The Company has implemented a stock option plan that provides for the issuance of up to 5,979,226 common shares to directors, employees and consultants. As at May 31, 2005 the Company has granted options to purchase up to 3,297,967 common shares.

The following table sets forth, as of May 31, 2005 granted and outstanding incentive stock options which have been granted to directors and officers.

Date of Grant	Number of Stock Options Granted	Number of Stock Options Outstanding	Exercise Price ($)	Expiry Date
March 5, 1996	321,500	321,500	0.55	March 5, 2006
June 20, 1997	49,500	49,500	0.55	June 20, 2007
November 28, 2001	371,000	371,000	0.20	November 27, 2006
October 8, 1996	97,300	97,300	0.55	October 8, 2006
July 16, 1999	150,000	150,000	0.55	July 16, 2006
December 2, 1999	100,000	100,000	0.55	December 2, 2006
November 28, 2001	225,000	225,000	0.20	November 27, 2006
September 15, 2003	200,000	200,000	0.83	September 14, 2008
March 6, 1996	185,000	135,000	0.55	March 6, 2006
January 2, 2001	100,000	80,000	0.55	January 2, 2006
November 28, 2001	100,000	5,000	0.20	November 27, 2006
January 2, 2001	20,000	7,000	0.55	January 2, 2006
July 22, 2002	50,000	50,000	0.55	July 21, 2005
March 26, 2003	40,000	26,667	0.50	March 25, 2006
March 26, 2003	40,000	40,000	0.50	March 25, 2006
March 30, 2004	20,000	20,000	1.81	March 29, 2009
November 14, 2003	200,000	200,000	2.00	November 13, 2005
March 30, 2004	75,000	75,000	1.81	March 29, 2009
March 30, 2004	75,000	75,000	1.81	March 29, 2009
March 30, 2004	75,000	75,000	1.81	March 29, 2009
March 30, 2004	75,000	75,000	1.81	March 29, 2009
October 8, 2004	100,000	100,000	1.50	October 7, 2007
October 8, 2004	30,000	30,000	1.50	October 7, 2007
October 8, 2004	30,000	30,000	1.50	October 7, 2007
October 8, 2004	100,000	100,000	1.50	October 7, 2007
October 8, 2004	20,000	20,000	1.50	October 7, 2007
October 8, 2004	20,000	20,000	1.50	October 7, 2007
October 8, 2004	20,000	20,000	1.50	October 7, 2007
October 8, 2004	25,000	25,000	1.50	October 7, 2007
October 8, 2004	20,000	20,000	1.50	October 7, 2007
October 8, 2004	75,000	75,000	1.50	October 7, 2007
April 1, 2005	75,000	75,000	1.35	March 30, 2010
April 1, 2005	75,000	75,000	1.35	March 30, 2010
April 11, 2005	100,000	100,000	1.35	April 10, 2010
May 11, 2005	30,000	30,000	1.22	May 11, 2010
May 18, 2005	100,000	100,000	1.13	May 11, 2010
May 19, 2005	100,000	100,000	1.08	May 19, 2010
		3,297,967

Item 7.

Major Shareholders and Related Party Transactions

A.

Major shareholders

As of April 29, 2005, the Company believes that approximately 3,358,407of the issued and outstanding common shares were held by 30 shareholders with addresses in the United States.

As far as known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.  As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director and a former director of the Company, as at May 31, 2005, owned approximately 15.17% of the issued and outstanding shares of the Company’s common stock.

The following table sets forth, as of May 31, 2005, information with respect to (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company’s outstanding voting securities and (ii) the total amount of any class of the Company’s voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class
Common Shares	Pacific Canada Resources Inc.	5,421,031	15.17%
Common Shares	Ken Kai	6,163,031(1)	17.24%
Common Shares	Teck/Cominco	2,196,429	6.14%
Common Shares	All directors as a group	7,421,002(2)	20.76% (3)

(1)

Dr. Ken Cai, a director and officer of the Company, beneficially owns more than 10% of Pacific Canada Resources Inc., a private company.  Also includes options to purchase 742,000 common shares.

(2)

Includes Dr. Ken Cai's beneficial interest in shares owned by Pacific Canada Resources, Inc. and direct holdings of directors.  The total does include Stock Options Granted.

(3)

Of the 7,421,002 a total of 1,514,300 are pursuant to stock options granted but not exercised.

Performance Shares or Escrow Securities

As at May 31, 2005, there were a total of 2,991,322, common shares of the Company held at Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, subject to escrow share restrictions under a performance escrow agreement dated August 17, 1995 (the “1995 Escrow Agreement”) and an escrow agreement dated February 19, 1996 (the “1996 Escrow Agreement”).  As of May 31, 2005, the escrow shares represent approximately 8.37% of the total issued and outstanding shares that being 35,741,358 of the Company.

Table Of Escrow Shares

Pacific Canada Resources Inc.
Balance December 31, 1996	4,880,000
Released at $1.20 per share, June 1998	949,561
Released at $1.50 per share, August 1999	508,736
Released at $0.97 per share, March 2001	430,381
Balance May 31, 2001, March 31, 2003, April 30, 2004 and December 31, 2004	2,991,322

The escrow shares may be released upon the following conditions.

1.

One escrow share for each $0.97 in the value of the interests in the mineral properties acquired by the Company from PCR pursuant to the PCR Agreement (the “PCR Properties”), based on a valuation report to be prepared by a qualified independent consultant, less any expenditures required to be made by the Company, pursuant to the PCR Agreement or otherwise, in order to earn its interests in the PCR Properties (provided that all required Chinese governmental approvals in order to perfect the interests to be acquired by the Company hereunder have been obtained for each of the PCR Properties that are the subject of the valuation report);

2.

One escrow share for each $0.97 in the value of the interest in any new mineral properties acquired by the Company pursuant to the PCR Agreement or the TCIP Agreements (“New Projects”), such value to be determined on the same basis and subject to the same provisions as described in note 1 above.

3.

One escrow share for every $1.81 expended by the Company, PCR, Teck, Cominco the Company, Temco or any other third party expending monies on exploration and development of the PCR Properties or of any New Projects, exclusive of general and administrative expenses, determined in accordance with the provisions applicable to natural resources issuers under Local Policy Statement #3-07 of the British Columbia Securities Commission; and

4.

One escrow share for every $0.97 in cumulative cash flow from the operations of the Company on the PCR Properties and any New Projects and as determined in accordance with generally accepted accounting principles, provided that each PCR Property and each New Project will be considered separately without taking into account any negative cash flow that may exist in any other PCR Property or New Project.

Generally, requests for escrow release are made as a matter of course once per year accompanied by the audited financial statements for the previous year showing verifiable expenditures on mineral properties or cash flow from those properties.  Upon review and approval of the statements, the regulatory authorities approve the release of the escrow shares in a quantity that matches the actual spending or cash flow divided by the “exploration spending per share” or “cash flow per share.”  If all the escrow shares are not released to PCR within ten years of issuance, all unreleased escrow shares shall be forfeited by PCR and canceled.  The foregoing escrow shares are held subject to the direction and determination of the regulatory authorities.

B.

Related Party Transaction

As a result of the PCR acquisition, the Company entered into a consulting agreement dated June 25, 1996, with Kaisun Group Canada, Inc., now called Kaisun Investment and Development Corporation ("Kaisun Investment"), a private company controlled by Dr. Cai, the Company's current president and chief executive officer, under the terms of which such company received $8,333 per month in exchange for Dr. Cai serving as president and chief executive officer of the Company and providing consulting, management and supervision services in connection with the development of overall corporate strategy.  In addition, Kaisun Investment was to receive expenses of $100 a day while Dr. Cai is in China.  The consulting agreement had a three-year term up to June 25, 2005.

In April, 2004, Dr. Cai formed a consulting enterprise known as Sinowin Investments Inc. (“Sinowin”) and the Company entered into a new consulting agreement with Sinowin, which replaced the previous agreement with Kaisun Investment.  Under the terms of the Sinowin agreement, Sinowin receives $12,500 per month in exchange for Dr. Cai serving as president and chief executive officer of the Company and providing consulting, management and supervision services in connection with the development of overall corporate strategy.

During the years ended December 31, 2004, 2003 and 2002, the Company paid to Dr. Cai, through Sinowin or Kaisun Investment, a total of $236,400, $113,400 and $106,700 respectively, for management services, property investigation, geological consulting, and bonus for arranging a financing.  Sinowin and Kaisun Investment are companies controlled by Dr. Cai, a director and officer of the Company.  The above amounts paid to Sinowin or Kaisun Investment or Dr. Cai include management fees as discussed in the preceding paragraph.  The Company believes that the consulting agreements with Sinowin and Kaisun Investment, and Dr. Cai, are on terms as favorable as could be obtained from an unaffiliated third party.

Mr. Meyer, chairman and director of the Company, is also a director of Silver Standard Resources Inc., a company which the Company entered into a strategic alliance agreement with in October, 2004 and holds an interest in the Company’s subsidiary Minco Silver Corporation.

Mr. Meyer is also a director of New Cantech, a company that entered into a joint venture agreement with the Company in October 2003, related to its BYC gold project.  See Item 5 – “Description of Mineral Properties”, “BYC gold project.”

Other than the previously disclosed agreements with Pacific Canada Resources, Inc., Teck Cominco Limited and Silver Standard Resources Inc., as described in Item 5 – “General Description of Business and Operations”, the Company has not entered into any significant transaction with any other company.  The Teck Cominco Agreement expired in April 2004, and the Company has not at this time entered into any other transaction with Teck Cominco Limited.

During 2004, the Company paid William Meyer and Associates Ltd., a private company controlled by Mr. Meyer the Company’s current Chairman, a bonus of $5,000 for assisting with the Company’s $5 million financing.  The Company also paid $7,250 to Dr. Robert Gayton as director’s fees.

None of the directors or senior officers of the Company and no associates or affiliates of any of them, are or have been indebted to the Company or its subsidiaries at any time during the years ended December 31, 2004 and 2003.

Item 8.

Financial Information

Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

1.

Auditors’ report.

2.

Consolidated balance sheet at December 31, 2004 and 2003.

3.

Consolidated statement of operations and deficit for the years ended December 31, 2004 and 2003.

4.

Consolidated statement of cash flows for the years ended December 31, 2004 and 2003.

5.

Notes to consolidated financial statements

Dividend policy

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

Item 9.

The Offer and Listing

Since February 24, 1998, the Company’s common shares have been listed on the Toronto Stock Exchange.  Previously, the Company’s common shares were dual listed on the CDNX (formerly the Vancouver Stock Exchange) and Toronto Stock Exchange.  On January 29, 1999, voluntary delisted its common shares from the CDNX.  The board of directors of the Company deemed a continued listing on a Canadian junior exchange, such as the CDNX to be an unnecessary requirement both from a financial and management perspective.  The Company’s common shares are currently listed in the United States on the Over The Counter Market (“OTC”) under the symbol MMAXF.

The following tables set forth the reported high and low prices for the five most recent fiscal years (Table A), each quarterly period for the past two fiscal years and for the first quarter of 2005 (Table B) and each month for the past six months (Table C).

Table A

High and low price for the five most recent fiscal years.

YEAR	HIGH PRICE	LOW PRICE
December 31, 2004	1.90	1.58
December 31, 2003	2.70	0.28
December 31, 2002	0.75	0.20
December 31, 2001	0.49	0.20
December 31, 2000	1.88	0.30

Table B

High and low prices for each quarterly period for the past two fiscal years ended December 31, 2004 and 2003 and the first quarter of 2005.

MONTH/YEAR	HIGH PRICE	LOW PRICE
January 2004	2.28	1.60
February 2004	1.85	1.30
March 2004	1.90	1.45
April 2004	2.00	1.35
May 2004	1.80	1.25
June 2004	1.60	1.40
July 2004	1.55	1.20
August 2004	1.54	1.27
September 2004	1.60	1.25
October 2004	1.70	1.37
November 2004	1.88	1.50
December 2004	1.90	1.58
January 2005	1.62	1.30
February 2005	1.52	1.12
March 2005	1.55	1.17

Item 10.

Additional Information

Table C

High and low prices for each month for the past six months.

MONTH/YEAR	HIGH	LOW
May 2005	1.24	1.04
April 2005	1.40	1.14
March 2005	1.55	1.17
February 2005	1.52	1.12
January 2005	1.62	1.30
December 2004	1.90	1.58

A.

Share capital

The Company has 100,000,000 common shares authorized, without par value, of which 35,741,358 shares were issued and outstanding as of May 31, 2005.

Each of the common shares has equal dividend, liquidation and voting rights.  Voters of the common shares are entitled to one vote per share on all matters that may be brought before them.  Holders of the common shares are entitled to receive dividends when declared by the board of directors from funds legally available for that purpose.

The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares.  The outstanding common shares are fully paid and non-assessable.

Of the Company’s common shares outstanding, 2,991,322 are held in escrow, subject to release or cancellation upon certain conditions.  See Item 7 - “Performance Shares or Escrow Securities.”

The transfer agent and registrar for the common shares is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6B 5A1.

The following table sets forth a history of the share capital for the Company for the last three fiscal years, and through May 31, 2005.

Issuance

                Common Share - Balance

December 31, 2001 - Issued and Outstanding

        16,380,123

May 2002 - issued for private placement at $0.25 per common share

  2,200,000

December 31, 2002 – Issued and Outstanding

        18,580,123

February 2003 - options exercised at $0.20 per common share

30,000

June 2003 - options exercised at $0.25 per common share

10,000

June  2003 - options exercised at $0.25 per common share

20,000

Issuance

                    Common Share - Balance

July 2003 - issued for private placement at $0.35 per common share

4,409,642

August  2003 - options exercised at $0.50 per common share

30,000

August 2003 - options exercised at $0.50 per common share

50,000

Sept. 2003 - options exercised at $0.20 per common share

25,000

Sept. 2003 - options exercised at $0.25 per common share

50,000

Sept. 2003 - options exercised at $0.50 per common share

120,000

Oct.  2003 - options exercised at $0.55 per common share

13,000

Oct. 2003 - options exercised at $0.20 per common share

60,000

Nov. 2003 – options exercised at $0.20 per common share

50,000

Nov. 2003 – options exercised at $0.50 per common share

15,000

Nov. 2003 – options exercised at $0.38 per common share

50,000

Nov. 2003 – options exercised at $0.25 per common share

30,000

Nov. 2003 – options exercised at $0.55 per common share

60,000

Nov. 2003 – issued for finders’ fee-pp at $1.70 per common share

62,414

Dec. 2003 – issued for private placement at $1.70 per common share

3,748,848

Nov. 2003 – issued for fractional rounding

2

Dec. 2003 – issued for exercise of warrants at $0.40 per common share

50,000

Dec. 2003 – options exercised at $0.50 per common share

100,000

Dec. 2003 – options exercised at $0.20 per common share

50,000

December 31, 2003 – Issued and Outstanding

        27,614,029

Jan. 2004 – options exercised at $0.20 per common share

100,000

Jan. 2004 – shares for debenture debt issued at $0.40 per common share

1,451,500

        29,175,779

Jan. 2004 – shares for debenture debt issued at $1.80 per common share

10,250

Jan. 2004 – issued for exercise of warrants at $0.40 per common share

75,000

Jan. 2004 – options exercised at $0.20 per common share

15,000

Jan. 2004 – issued for exercise of warrants at $0.40 per common share

143,500

Jan.2004 – issued for exercise of warrants at $0.40 per common share

75,000

March 2004 – issued for exercise of warrants at $0.40 per common share  142,857

March  2004 – issued for exercise of warrants at $0.40 per common share  30,000

April 2004 – options exercised at $0.20 per common share

180,000

April l2004 – issued for exercise of warrants at $0.40 per common share  9,000

April 2004 – issued for exercise of warrants at $0.40 per common share

50,000

May 2004 – options exercised at $0.55 per common share

20,000

May 2004 – issued for exercise of warrants at $0.40 per common share

50,000

May 2004 – issued for exercise of warrants at $0.40 per common share

114,000

June 2004 – issued for exercise of warrants at $0.40 per common share

14,286

July 2004 – options exercised at $0.55 per common share

75,000

July 2004 – issued for exercise of warrants at $0.40 per common share

285,714

July 2004 – issued for exercise of warrants at $0.40 per common share

20,000

July 2004 – issued for exercise of warrants at $0.40 per common share

70,000

July 2004 – options exercised at $0.50 per common share

15,000

July 2004 – issued for exercise of warrants at $0.40 per common share

71,500

July 2004 – issued for exercise of warrants at $0.40 per common share

250,000

July 2004 – issued for exercise of warrants at $0.40 per common share

50,000

July 2004 – issued for exercise of warrants at $0.40 per common share

40,000

Sept. 2004 – options exercised at $0.50 per common share

13,333

Oct. 2004 – issued for Private Placement at $1.70 per common share

3,571,429

        34,556,397

Nov. 2004 – options exercised at $0.50 per common share

100,000

Nov. 2004 – warrants exercised at $1.70 per common share

125,000

Nov. 2004 – options exercised at $0.20 per common share

200,000

Issuance

                    Common Share - Balance

Dec. 2004 – warrants exercised at $1.70 per common share

12,500

Dec. 2004 – warrants exercised at $0.60 per common share

50,000

December 31, 2004 – Issued and Outstanding

        35,043,897

Jan. 10, 2005 – $0.20 - option exercise

30,000

Jan. 12, 2005 – $0.20 option exercised

50,000

Jan. 19, 2005 – $0.20 option exercised

30,000

Feb 10, 2005 – $0.20 options exercised

70,000

Feb. 25, 2005 – $0.20 options exercised

52,700

Feb. 28, 2005 – $0.60 warrants exercised

250,000

Feb. 28, 2005 – $0.55 option exercise

20,000

Mar. 18, 2005 – $0.50 option exercise

13,333

March 31, 2005 - Issued & Outstanding

April 6, 2005 – $0.38 option exercised

150,000

April 6, 2005 – $0.60 warrants exercised

31,428

April 29, 2005 – Issued & Outstanding

May 31, 2005 – Issued & Outstanding

        35,741,358

Except for finder’s fees, all issuances noted above were for cash. No shares issuances in the period covered by the above table were subject to discounts, special terms or installment payments.

December 31, 2004 – Issued and Outstanding

        35,043,897

In addition, the Company has raised funds by issuing special warrants that may be converted into common shares of its subsidiary Minco Silver as described in Item 5B Liquidity and Resources.

B.

Memorandum and Articles of Association

On July 8, 1996, the Company adopted revised Articles of the Company under the Province of British Columbia Company Act.

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

The directors may from time to time on behalf of the Company; (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.

The majority of the directors of the Company must be persons ordinarily resident in Canada and one director of the Company must be ordinarily resident in British Columbia.  There is no age limitation, or minimum share ownership, for The Company's directors.

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder.  There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the “Investment Act”) discussed below under “Item 10. Additional Information, D. Exchange Controls.”

In accordance with British Columbia law, directors shall be elected by an “ordinary resolution” which means (a) a resolution passed by the shareholders of the Company in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than three-quarters of the votes entitled to be cast on it.

Under British Columbia law certain items such as an amendment to the Company’s articles or entering into a merger, requires approval by a special resolution which shall mean (a) a resolution passed by a majority of not less than 3/4 of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

C.

Material Contracts

The only material contracts not in the ordinary course of business entered into by the Company during the financial year ended December 31, 2004, or in prior years that are still in effect are:

DATE	DOCUMENT	PARTY	REFERENCE TO:
October 29, 2003	Joint venture agreement in principle	Between the Company and Shengda Group of Companies	Mineral Properties, Yangshan Western Extension
March 24, 2004	Amending agreement	Between the Company and Exploration and Development Institute of Land and Resources of Inner Mongolia	Mineral Properties, Gobi
April 1, 2004	Consulting Agreement	Between the Company and Sinowin Investments Inc.	Interest of Management and Others in Material Transactions
April 26, 2004	Share transfer agreement	Between the Company and Shengda Group of Companies	Mineral Properties, Yangshan Western Extension
May 17, 2004	30-year joint venture agreement	Between the Company, Guangdong Geological Exploration and Development Corporation, Zhuhai Zhenjie Developments Ltd. and Foshan Baojiang Nonferrous Metals Corporation	Mineral Properties, Changkeng Gold Deposit
May 26, 2004	30-year joint venture agreement	Guangdong Geological Exploration and Development Corporation	Mineral Properties, Fuwan silver property
September 28, 2004	Joint venture contract	Between Minco Silver and Guangdong Geological Exploration and Development Corp.	Mineral Properties, Fuwan
October 4, 2004	Strategic alliance agreement	Between the Company, Minco Silver and Silver Standard	Mineral Properties, BYC
December 18, 2004	Joint venture agreement	Between the Company and Gansu Quinqi Mining Co. Ltd.	Mineral Properties, Yangshan Western Extension

D.

Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements.  Any such remittances to United States residents are subject to withholding tax.  See “Taxation.”

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act.  The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review, the Director of

Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 1996 was any amount in excess of $168 million.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including:  (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

Chinese Currency

The Chinese currency is the Renminbi yuan (“RMB”).  It is not freely convertible although the Chinese government has emphasized that full convertibility is the long-term goal.  Full convertibility, probably after some transitional period, will be a condition precedent to membership in the World Trade Organization, for which China has applied.  The People’s Bank of China, China’s central banking authority, publishes the Renminbi exchange rate against the US dollar every day based on the trading price between the two currencies of the previous day on the Inter-Bank Foreign Exchange Market established in Shanghai in 1994.  In addition, the People’s Bank of China publishes the Renminbi exchange rates against other major foreign currencies.  Designated banks participate on the Inter-Bank Foreign Exchange Market through a computer network connected with major cities in China.

Foreign exchange is administered by the State Administration Bureau of Exchange Control (SAEC), and its local branch offices, all of which are subject to the supervision of the People’s Bank of China.  The SAEC has established regulations relating to outward remittance by foreign investors of their share of net profits or dividends and final repatriation of their investments, in foreign currency.

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

E.

Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property (a “US Holder”).  This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”).  Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any US) tax law or treaty.  It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each US Holder is advised to obtain tax and legal advice applicable to such US Holder’s particular circumstances.

Every US Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the US Holder on the US Holder’s common shares.  The statutory rate of withholding tax is 25% of the gross amount of the dividend paid.  The Treaty reduces the statutory rate with respect to dividends paid to a US Holder for the purposes of the Treaty.  Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the US Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate US Holder.  The Company is required to withhold the applicable tax from the dividend payable to the US Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

Pursuant to the Tax Act, a US Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the US Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U. S. Holder nor persons with whom the US Holder did not deal at arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

United States Tax Consequences

Passive Foreign Investment Companies

The Treaty essentially calls for taxation of shareholders by the shareholder’s country of residence.  In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations.

Under Section 1296 of the Internal Revenue Code of the United States, a foreign investment corporation is treated as a passive foreign investment company (a “PFIC”) if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income.  The Company believes that it is a passive foreign investment company (“PFIC”) for United States federal income tax purposes with respect to a United States Investor.

Because the Company is a PFIC, unless a United States Investor who owns shares in the Company elects (a section 1295 election) to have the Company treated as a “qualified electing fund” (a “QEF”) as described below, the following rules apply:

1.

Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an “excess distribution” (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor’s holding period before the taxable year) must be allocated ratably to each day of such shareholder’s holding period.  The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder’s gross income for the year of distribution.  The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion.  The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest.  The interest charge is at the rate applicable to deficiencies in income taxes.

2.

The entire amount of any gain realized upon the sale or other disposition of the share will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received.  The shareholder’s basis in his or her shares will be increased to reflect taxed but undistributed income.  Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed against as a distribution to the shareholder.

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder’s election year).  A section 1295 election is effective for the shareholder’s election year and all subsequent taxable years of the shareholder.  (In temporary regulations, Treasury provides procedures for both retroactive and protective elections).  Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC.  Therefore, if the Company requalifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election.  Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Secretary.

If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder’s holding period, the result will be that the PFIC will qualify as a “pedigreed QEF” with respect to the shareholder.  If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF treatment.  Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply.  A shareholder must make a section 1295 election by completing Form 8621; attaching said Form to its federal income tax return; and reflecting in the Form the information provided in the PFIC Annual Information Statement or if the shareholder calculated the financial information, a statement to that effect; and filing a copy of the Form with the Philadelphia Service Center.

As provided in IRS Notice 88-125, the PFIC Annual Information Statement must include the shareholder’s pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC’s taxable year or information that will enable the shareholder to calculate its pro rata shares.

In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles.  Temporary regulations have recently clarified that a shareholder may obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder's pro rata shares of the PFIC’s ordinary earnings and net capital gain.  In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC’s books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain.

Because the Company’s stock is “marketable” under section 1296(e), a US Investor may elect to mark the stock to market each year.  In general, a PFIC shareholder who elects under section 1296 to mark the marketable stock of a PFIC includes in income each year an amount equal to the excess, if any, on the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock.  A shareholder is also generally allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over the fair market value as of the close of the taxable year.  Deductions under this rule, however, are allowable only to the extent of any net mark to market gains with respect to the stock included by the shareholder for prior taxable years.  While the interest charge regime under the PFIC rules generally does not apply to distributions from and dispositions of stock of a PFIC where the US Investor has marked to market, coordination rules for limited application will apply in the case of a US Investor that marks to market PFIC stock later than the beginning of the shareholder’s holding period for the PFIC stock.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Each US Holder should consult a tax advisor with respect to how the PFIC rules may affect such shareholder's tax situation.  In particular, a US Holder should determine whether such shareholder should elect to have the Company be treated as a Qualified Electing Fund.

Other Consequences

To the extent a shareholder is not subject to the tax regimes outlined above with respect to foreign corporations that are PFICs, the following discussion describes the United States federal income tax consequences arising from the holding and disposition of the Company’s Common Shares.

US Holders

As used herein, a “US Holder” includes a holder of Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States.  A US Holder does not include persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution of Common Shares

US Holders receiving dividend distributions (including constructive dividends) with respect to the Company’s common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States federal income tax by those who itemize deductions.  (See more detailed discussions at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of such shares.  Preferential tax rates for the long-term capital gains are applicable to a US Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation.

Dividends paid on the Company’s common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A US Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company if such US Holder owns shares representing at least 10% of the voting power and value of the Company.

Foreign Tax Credit

A US Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of the Company’s common shares may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a tax credit, because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the US Holder during that year.

There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income, such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  The availability of foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

A US Holder will recognize gain and loss upon the sale of the common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) the shareholder’s tax basis in the common shares.  The gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the US Holder, and will be a short-term or long-term capital gain or loss depending on each US Holder’s holding period.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.

For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

The foregoing discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted could be applied, possibly on a retroactive basis, at any time.  A holder or prospective holder of the Company’s common shares should consult his or her own tax advisors about federal, state local and foreign tax consequences of purchasing, owning and disposing of the common shares of the Company.

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, primarily related to foreign exchange.  The Company uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in China where the Company is conducting exploration activities.

The following table sets forth the percentage of the Company’s administrative expense by currency for the years ended December 31, 2004 and 2003.

BY CURRENCY	2004	2003
Canadian Dollar	100%	100%
RMB	0%	0%
TOTAL	100%	100%

Such administrative expense by currency may change from time to time.  Further, the Company incurred exploration costs of $777,618 for 2004 compared to $308,858 and $494,813 for the years ended December 31, 2003 and 2002, respectively.

The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company’s operations.  The Company exchanges Canadian dollars to fund its Chinese operations.  Based on prior years, the Company does not believe that it is subject to material foreign exchange fluctuations.  However, no assurance can be given that this will not occur in the future.

The Company has no long-term debt, therefore, the Company does not believe that the interest rate market risk to be material.

Item 12.

Description of Securities Other than Equity Securities

The Company announced in January 2003 a financing of up to $500,000 by way of a convertible debenture (the "Debenture").

The Debenture coupon would pay interest at a rate of 10% per annum, payable semi-annually and would mature in five years from the date of issue.  The Debenture would be convertible at any time at the option of the Debenture holders at a conversion price of $0.40 per share.  The maximum number of common shares that would be issued under the offering would be an aggregate of 1,250,000 after conversion.  Any Debenture converted into the Company shares during the first calendar year would be subject to a one year hold period from the date of issue of the Debenture.

The Debenture calls for the redemption or conversion of the Debenture into common shares of the Company at any time should the common shares trade at an average closing price of 100% or greater than the conversion price of the Debenture for a period of 30 consecutive trading days.  Any accrued interest will be paid to the investors up to the conversion date.

In February 2003 the Company announced it had oversubscribed the Debenture financing by approximately 12%.

In March 2003, the Company announced it had closed the Debenture financing and under the offering would issue an aggregate of 1,451,500 common shares, if converted.

In November 2003, pursuant to Section 3(b) of the Debenture, the Company notified the Debenture holders it was shortening the conversion period.  The principal and interest amounts owing were converted into an aggregate of 1,461,750 common shares and paid out to all Debenture Holders in January 2004.

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15.

Controls and Procedures

(a)

Evaluation of disclosure controls and procedures

Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F for the year ended December 31, 2003, the Company's principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)

Changes in internal controls

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16.

Audit Committee Financial Expert

A.

Audit Committee Financial Expert

The Board only has one committee, the Audit Committee.  The committee reviews the Company’s annual consolidated financial statements and interim financial statements before the board approves them.  The Audit Committee is composed of two outside and unrelated directors, Messers. Robert Gayton and Robert Callander, and one inside and related director, Mr. William Meyer.

Dr. Gayton, Chairman of the Audit Committee serves as the Audit Committee’s financial expert. He is a Chartered Accountant, holds a Ph.D. in accounting and has served as the chief financial officer of several public companies. Dr. Gayton has consulted on accounting and finance issues for the last 30 years, first as an audit partner with Peat, Marwick Mitchell (now KPMG), Chartered Accountants.  The roles and responsibilities of the Audit Committee have been specifically defined and include responsibility for overseeing management reporting on internal control.

The Audit Committee has direct communication channels with the external auditors and is responsible for recommending to the board of directors who the auditor should be and setting the auditor’s remuneration.  Due to its size, the Company has no formal internal audit process.

Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 applies to forward-looking information provided.

B.

Code of Ethics

Introduction

Our board of directors has adopted a code of ethics to provide principles for the purpose of promoting:

•

honest and ethical conduct, including the ethical handling of actual or apparent  conflicts of interest between personal and professional relationships;

•

full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications;

•

compliance with applicable governmental laws, rules and regulations;

•

the prompt internal reporting of violations of our code of ethics; and

•

accountability for adherence to our code of ethics.

Our code of ethics applies to our chief executive officer and other senior financial officers performing similar functions as these individuals are responsible for our financial management and satisfying our reporting requirements to securities commissions, stock exchanges and shareholders as well as reporting to our board of directors.  In our code of ethics these individuals are referred to as “you”.

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

Our board of directors shall determine, with or without the advice of others, appropriate actions to be taken in the event you violate this code of ethics.  These actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this code of ethics and may include actions ranging from: (a) writing notices to the individual involved that the Board has determined that there has been a violation to (b) termination of the individual’s employment.

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

C.

Principal Accountant Fees and Services

During the past two fiscal years, the Company has paid its principal accountants, Ernst & Young, LLP (predecessor “Ellis Foster”), the following fees:

	2004	2003
Audit fees	$45,990	$20,525
Audit-related fees	3,500	-
Tax fees	250	2,780
All other fees	-	-
Total	$49,740	$23,305

The above listed services were approved by the Company’s audit committee.

D.

Exemption from the Listing Standards for Audit Committee

The Company believes that the majority of the members of the audit committee were “independent”.

E.

Purchase of Equity Security by the Issuer and Affiliate Purchaser

None

PART III

Item 17.

Financial Statements

Attached hereto

Item 18.

Financial Statements

Not Applicable

A.

Financial Statement

DOCUMENT	PAGE
Consolidated Financial Statements as at December 31, 2004 and 2003 (in Canadian Dollars) including Auditors Report, Balance Sheet, Cash Flow and Notes	86

Item 19.

Exhibits

EXHIBIT NUMBER	DESCRIPTION
12.1	Certification of President Pursuant to 18 USC. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chairman of the Board Pursuant to 18 USC. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and that it has duly caused the undersigned to sign this Annual Report on its behalf.

MINING & METALS CORPORATION

Dated:

May 31, 2005

“Ken Z. Cai”

Ken Z. Cai, President

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

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

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

May 31, 2005

"Ken Z. Cai"

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

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

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

Date:

May 31, 2005

"William Meyer"

William Meyer, Chairman of the Board

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2004 and 2003

Index

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MOORE STEPHENS

ELLIS FOSTER LTD.

           CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 734-1112  Facsimile: (604) 714-5916

Website:  www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MINCO MINING & METALS CORPORATION

We have audited the consolidated balance sheets of Minco Mining & Metals Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the Company's financial position and its shareholders' equity as at December 31, 2004 and 2003 and its results of operations for each of the years in the three-year period ended December 31, 2004, to the extent summarized in Note 15 to the consolidated financial statements.

"MOORE STEPHENS ELLIS FOSTER LTD."

Vancouver, Canada

March 11, 2005

Chartered Accountants

MSEFA partnership of incorporated professionals

 An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited

- members in principal cities throughout the world

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Balance Sheets
December 31, 2004 and 2003
(Expressed in Canadian Dollars)
	2004	2003

ASSETS

Current
Cash and cash equivalents	$447,613	$625,396
Temporary investments	11,725,413	5,918,413
Receivables	583,418	311,267
Prepaid expenses and deposits	72,778	60,813

	12,829,222	6,915,889

Mineral interests (Note 3)	100	100

Equipment (Note 4)	196,369	66,061

	$13,025,691	$6,982,050

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$316,154	$357,670

Non-controlling interest (Note 5)	2,987,324	-

SHAREHOLDERS' EQUITY

Share capital (Note 6a)	24,801,137	19,201,871

Contributed surplus (Note 6c)	804,057	179,528

Deficit	(15,882,981)	(12,757,019)

	9,722,213	6,624,380

	$13,025,691	$6,982,050

Approved by the Directors:	"William Meyer"	"Robert Gayton"
William Meyer		Robert Gayton

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Operations and Deficit
Years Ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)
	2004	2003	2002

Exploration costs, net of recovery (Note 3)	$777,618	$308,858	$494,813

Administrative expenses
Accounting and audit	55,025	31,232	24,800
Advertising	13,603	15,880	3,025
Amortization of equipment	29,228	23,301	20,922
Consulting fees	287,560	487,171	155,562
Foreign exchange loss	326,489	48,148	1,436
Interest on convertible debenture	-	52,162	-
Investor relations	293,807	132,691	109,392
Legal	46,326	45,192	19,090
Listing, filing and transfer agents	61,623	73,620	25,857
Management fees	28,271	13,499	75,773
Office and miscellaneous	99,702	28,986	54,331
Property investigation	174,058	65,567	24,702
Rent	194,327	132,932	115,107
Salaries and benefits	268,024	131,022	140,634
Stock based compensation (Note 6c)	505,932	242,581	6,148
Telephone	16,338	5,963	15,011
Travel and transportation	67,581	15,668	28,766
	2,467,894	1,545,615	820,556

Operating loss	(3,245,512)	(1,854,473)	(1,315,369)

Other income (loss)
Write down of temporary investments	(57,250)	-	-
Interest and sundry income	318,424	85,278	27,160

Loss for the year before non-controlling interest	(2,984,338)	(1,769,195)	(1,288,209)

Non-controlling interest (Note 5)	12,676	-	-

Loss for the year	(2,971,662)	(1,769,195)	(1,288,209)

Deficit, beginning of year	(12,757,019)	(10,987,824)	(9,699,615)

Cumulative effect of a change in an accounting policy (Note 2a)	(154,300)	-	-

Deficit, end of year	$(15,882,981)	$(12,757,019)	$(10,987,824)

Loss per share - basic and diluted	$(0.10)	$(0.08)	$(0.07)

Weighted average number of common shares
outstanding - basic and diluted	31,108,793	20,875,129	17,682,041

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003
(Expressed in Canadian Dollars)
	2004	2003	2002

Cash flows from (used in) operating activities
Loss for the year	$(2,971,662)	$(1,769,195)	$(1,288,209)
Adjustment for items not involving cash:
- amortization of equipment	29,228	23,301	31,560
- loss on sale of temporary investments	-	-	700
- stock-based compensation	505,932	242,581	6,148
- non-controlling interest in loss	(12,676)	-	-
- non-cash recovery of exploration costs	(122,000)	-	-
- write down of temporary investments	57,250	-	-
- interest on convertible note paid in common shares	-	26,535	-
Change in non-cash working capital items:
- receivables	(272,151)	(248,543)	11,132
- prepaid expenses and deposits	(11,965)	(22,207)	132,683
- accounts payable and accrued liabilities	(41,516)	(73,774)	29,836

	(2,839,560)	(1,821,302)	(1,076,150)

Cash flows from financing activities
Shares issued for cash	5,563,563	7,688,602	550,000
Warrants issued for cash	3,000,000	-	-
Proceeds from issuance of convertible debenture	-	580,600	-

	8,563,563	8,269,202	550,000

Cash flows from (used in) investing activities
Acquisition of equipment	(159,536)	(6,690)	(16,137)
Increase in temporary investments	(5,742,250)	(5,856,495)	368,141

	(5,901,786)	(5,863,185)	352,004

Increase (decrease) in cash and cash equivalents	(177,783)	584,715	(174,146)

Cash and cash equivalents, beginning of year	625,396	40,681	214,827

Cash and cash equivalents, end of year	$447,613	$625,396	$40,681

Supplemental disclosure of cash flows information
Income taxes paid	$-	$-	$-
Interest paid	$-	$25,627	$-

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

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

2.

Significant Accounting Policies

(a)

Change in Accounting Policies

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook section on stock-based compensation and other stock-based payments.  Under this Handbook section, the Company is required to expense, over the vesting period, the fair value of the options at the date of grant.  As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.  As a result, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $154,300 relating to options granted since January 1, 2003.  For the year ended December 31, 2004, $505,932 was recorded as stock-based compensation and credited to contributed surplus. Prior to January 1, 2004, no compensation expense was recognized when options were issued to employees or directors but pro-forma information was provided had the Company applied the fair value-based method.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies (continued)

(b)

Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned China subsidiary Minco Mining (China) Corporation, its wholly owned British Columbia subsidiary Minco Base Metals Corporation,  its wholly-owned British Virgin Island subsidiary Triple Eight Mineral Corporation ("Temco"), its 70% owned subsidiary Minco Silver Corporation, its 80% owned joint venture company Gansu Keyin Mining Co. Ltd. ("Keyin"), its 75% owned joint venture company Inner Mongolia Damo Mining Co. Ltd. ("Damo"), its 51% owned joint venture company Guangdong Minco-Jinli Mining Co. Ltd. ("Jinli"), and its 70% owned subsidiary Guangdong Minco-Nanling Mining Co. Ltd. The Company has not recorded minority interests in the joint venture companies as their ownership percentages represent only the profit sharing and working interests. As at December 31, 2004, the joint ventures are still in the exploration stage and have not generated any revenue, therefore the accounts of Keyin and Damo are 100% consolidated.

The consolidated financial statements also include the account of its 75% owned joint venture company, Inner Mongolia Huayu-Minco Mining Co., Ltd. ("HYMK"). In 2004, all the expenditures for the BYC project are paid by New Cantech Ventures Inc. ("Cantech"), the Company's strategic alliance partner; therefore, the account of HYMK is eliminated.

All inter-company accounts and transactions have been eliminated.

(c)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("Canadian GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

(d)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.  As at December 31, 2004 and 2003, cash equivalents consist of cash only.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies (continued)

(e)

Temporary Investments

Temporary investments are stated at the lower of cost and market value.  As at December 31, 2004, temporary investments consist of marketable securities ($64,750), high-grade bonds and guaranteed investment certificates with a fair value approximating their carrying value.

(f)

Equipment

Amortization is provided as follows:

Computer equipment	30% per annum, declining-balance basis
Leasehold improvements	5 year, straight-line basis
Mining equipment	30% per annum, declining-balance basis
Motor vehicles	30% per annum, declining-balance basis
Office equipment and furniture	20% per annum, declining-balance basis

Amortization is provided at half the annual rate in the year of acquisition.

(g)

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.  As the Company incurred net losses in fiscal 2004, 2003 and 2002, the stock options and share purchase warrants as disclosed in Notes 6b and 6d were not included in the computation of loss per share as their inclusion would be anti-dilutive.

(h)

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

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies (continued)

(i)

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

(l)

Asset Retirement Obligation

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they occur and in which a reasonable estimate of such costs can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow.  At present, the Company does not have any asset retirement obligation.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

3.

Mineral Interests

(a)

Guangdong Projects:

(i)

Changkeng -On September 28, 2004, the Company signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China. Pursuant to the contract, the Company and its partners will form a Sino-Foreign Joint Venture ("JV"): Guangdong Minco-Jinli Mining Co. Ltd., with the total investment of 100 million RMB (approximately $14.5 million), to explore and develop the Changkeng gold deposit. The 50% initial payment of the total investment, 50 million RMB (approximately $7.3 million), shall be paid in three instalments and the balance of 50% shall be paid in three instalments within one and half years after the initial payment is fully contributed. To earn 51% equity interest in the JV, the Company is to contribute 51 million RMB (approximately $7.4 million).

The Company completed a nine-hole drill program in 2004 at a cost of $380,800.

(ii)

Fuwan -On September 28, 2004, the Company signed a 30-year joint venture contract with Guangdong Geological Exploration and Development Corporation ("GGEDC") for the exploration and development of the Fuwan silver deposit adjacent to Changkeng Gold Joint Venture. Pursuant to the contract, the Company and GGEDC will form a Sino-Foreign Joint Venture ("JV"): Guangdong Minco-Nanling Mining Co., Ltd., with the total investment of 30 million RMB (approximately $4.3 million), to explore and develop the Fuwan silver deposit. The 50% initial payment of the total investment, 15 million RMB (approximately $2.2 million), shall be paid in three instalments and the balance of 50% shall be paid in three instalments within two years after the initial payment is fully contributed. To earn 70% equity interest in the JV, the Company has to contribute 21 million RMB (approximately $3.1 million) on a staged basis. The Company has spent $86,938 as of December 31, 2004.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

3.

Mineral Interests   (continued)

(b)

Gansu Projects:

(i)

West Extension of Yangshan -On October 28, 2004, the Company signed a joint venture contract with Gansu Qinqi Mining Co. Ltd. for the exploration and development of mineral resources for gold in three areas in China's south Gansu province, for which the joint venture partner holds exploration permits. Pursuant to the contract, the Company will participate in a Sino-Foreign Joint Venture, Gansu Minco Mining Co., Ltd., with the total investment of 10 million RMB (approximately $1.5 million). To earn 75% equity interests in the three areas, the Company must contribute 7.5 million RMB (approximately $1.1 million) on this project over three years. The Company has spent $213,797 to December 31, 2004.

(ii)

The joint venture company Gansu Keyin Mining Co. Ltd. ("Keyin") was formed pursuant to an agreement dated August 28, 1998 and amended August 28, 2003.  The following projects are operated through Keyin:

(a)

White Silver Mountain -As per the amendment signed on August 28, 2003, the Company has earned a 61% total project interest.  Both parties to the joint venture company may proceed in accordance with the original joint venture contract, which provided the Company the right to earn an 80% interest by spending another 20 million RMB (approximately $2.9 million).  There is no time limit for the expenditure. This project has been assigned to Minco Base Metals.

(b)

Yangshan (Anba) -In 2003, the Company signed agreements with Gansu provincial government and two other companies in Gansu for the exploration and development of the Anba gold deposit in the Yangshan gold field.  Pursuant to the terms of the agreements, Keyin has the right to acquire a 40% equity interest in Yangshan Gold Mining Co., Ltd. ("YGM"), a joint venture company to be established for the exploration and development of the Anba gold deposit. YGM will acquire a 100% interest in the Anba gold deposit for 60 million RMB (approximately $8.7 million), including an initial payment of 24 million RMB (approximately $3.5 million) and the balance of 36 million RMB (approximately $5.2 million) will be paid over five years. Keyin's share of the capital contribution is 40%, which is 24 million RMB (approximately $3.5 million).  This project awaits final licence transfers.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

3.

Mineral Interests   (continued)

(c)

Inner Mongolia Projects:

(i)

Gobi -The property is located in Inner Mongolia Autonomous Region, China.  Pursuant to a co-operative joint venture agreement, the Company can earn a 75% interest in the property by spending 18 million RMB (approximately $2.6 million) over a four-year period.  A joint venture company called Inner Mongolia Damo Mining Co. Ltd. ("Damo") was formed to hold the above noted mineral interests. In 2003, the board of the directors of Damo decided to reduce its registered capital from 16.8 million RMB to 7 million RMB, with no effect to the earn-in process.  At December 31, 2004, the Company has spent approximately 8 million RMB (about $1.16 million) and earned a 57% project interest.

(ii)

BYC -In 2002, the Company reached an agreement with the Inner Mongolian Bureau of Non-ferrous Metals and Exploration to acquire majority interest in a joint venture company, which holds the BYC gold project located in central Inner Mongolia.  On December 3, 2003, the joint venture company called the Inner Mongolia Huayu-Minco Mining Co., Ltd. was formed to hold the above noted mineral interest.  Minco can earn 75% interest in the joint venture company by spending 12 million RMB (approximately $1.7 million) over four years.  In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. ("Cantech").  Pursuant to the agreement, Cantech acquired the right to earn a 51% interest in the BYC project by spending 12 million RMB (approximately $1.7 million) in exploration over a three-year period.  Cantech can earn another 9% by funding all further exploration and development expenditures leading to the completion of a preliminary feasibility study that recommends completion of a final feasibility study. Cantech spent $400,000 in 2004 on geophysical and geochemical surveys, geology and six drill holes.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

3.

Mineral Interests   (continued)

The Company follows the practice of expensing all exploration costs until mineral reserves have been established.  The costs incurred on the Company's mineral properties, which are all located in China, are as follows:

	Costs Incurred to December 31, 2003	January 1 to December 31, 2004 Exploration Costs	Costs Incurred to December 31, 2004
Currently active properties:
Gansu
- White Silver Mountain	$1,386,348	$ 11,241	$ 1,397,589
- Yangshan (Anba)	43,811	110,235	154,046
- West Extension of Yangshan	-	213,797	213,797
Inner Mongolia
- Gobi Gold	1,375,551	96,607	1,472,158
- BYC	54,783	-	54,783
Guangdong
- Changkeng	-	380,800	380,800
- Fuwan	-	86,938	86,938
	2,860,493	899,618	3,760,111
Inactive properties:
- Heavenly Mountains	100	-	100
- Emperor's Delight	100	-	100
- Crystal Valley	100	-	100
- Stone Lake	100	-	100
- Changba Lijiagou Lead-Zinc deposit	100	-	100
- Chapuzi	100	-	100
	600	-	600
	2,861,093	899,618	3,760,711
Exploration cost recoveries	(43,536)	(122,000)	(165,536)
Expensed exploration costs	(2,817,457)	(777,618)	(3,595,075)
	$ 100	$ -	$ 100

The Company received 250,000 common shares at $0.34 per share for a total of $85,000 and 100,000 common shares at $0.37 per share for a total of $37,000 from New Cantech under the terms of the agreement on the BYC project in Inner Mongolia. The aggregate value of these shares at the date of issue ($122,000) has been recorded as an exploration cost recovery.

The Company has reclassified part of the opening balance of costs associated with the Heavenly Mountains project to expensed exploration costs.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

4.

Equipment

	2004
		Accumulated	Net book
	Cost	Amortization	Value

Computer equipment	$ 115,126	$ 83,280	$ 31,846
Leasehold improvements	31,424	28,536	2,888
Mining equipment	208,081	180,548	27,533
Motor vehicles	175,262	67,728	107,534
Office equipment and furniture	108,433	81,865	26,568
	$ 638,326	$ 441,957	$ 196,369

	2003
		Accumulated	Net book
	Cost	Amortization	Value

Computer equipment	$ 74,895	$ 61,777	$ 13,118
Leasehold improvements	5,776	1,733	4,043
Mining equipment	191,873	167,416	24,457
Motor vehicles	59,309	53,378	5,931
Office equipment and furniture	90,465	71,953	18,512
	$ 422,318	$ 356,257	$ 66,061

5.

Non-Controlling Interest

The non-controlling interest represents the interest of minority shareholders in Minco Silver based on the amount of their investment (see Note 6e) adjusted for income or losses from operations since the date of their investment.

.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

6.

Share Capital

(a)

Common Stock

Authorized:

100,000,000 common shares without par value

Issued:

	Shares	Amount
Balance, December 31, 2002	18,580,123	$10,836,933
Stock options exercised ranging from $0.20 to $0.55 per share, including $69,201 contributed surplus attributed to stock-based compensation recognized	763,000	373,851
Private placement at $0.35 per share plus 186,344 shares and less $44,744 for finders' fees	4,472,058	1,455,257
Share purchase warrants exercised at $0.40 per share	50,000	20,000
Private placement at $1.70 per share less $464,348 in cash for share issuance costs	3,748,848	5,908,695
Shares allotted for the conversion of convertible debenture	-	607,135
Balance, December 31, 2003	27,614,029	19,201,871
Shares issued for the conversion of convertible debenture and accrued interest	1,461,750	-
Stock options exercised ranging from $0.20 to $0.55 per share, including $35,703 contributed surplus attributed to stock-based compensation recognized	718,333	285,173
Share purchase warrants exercised at $0.40 per share	1,490,857	596,343
Private placement at $1.40 per share less $546,000 for share issuance costs	3,571,428	4,454,000
Share purchase warrants exercised at $0.60 to $1.70 per share	187,500	263,750
Balance, December 31, 2004	35,043,897	$24,801,137

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

6.

Share Capital (continued)

As at December 31, 2004, 2,991,322 (2003 -2,991,322) of the shares issued are held in escrow; their release is subject to the direction of the regulatory authorities.

In 2003, the Company completed a $580,000 convertible debenture financing. The debenture accrued interest at 10% per year and matured in five years. The debenture was convertible into 1,451,500 common shares at $0.40 per share and the interest into 10,250 common shares at $1.80 per share. In January 2004, the debenture and accrued interest were converted to 1,461,750 common shares.

On October 19, 2004, the Company completed a non-brokered private placement of 3,571,428 units priced at $1.40 per unit with each unit consisting of one common share and one-half of one common share purchase warrant ("Warrant"). Each whole warrant is exercisable by the holder at any time for a period of twenty four months from the date of closing to acquire one common share at a price of $1.70. The Company applied the residual approach and allocated the total proceeds of $5 million to the common shares and $nil to warrants. The Company issued 250,000 broker options exercisable at $1.40 per share in connection with this offering.

(b)

Share purchase warrants and broker options

A summary of the status of share purchase warrants and broker options granted by the Company is as follows:

	Number of Warrants	Weighted Average Exercise Price	Number of Broker Options	Weighted Average Exercise Price
Outstanding at December 31, 2002	-	$ -	-	$ -
Issued	4,279,700	$ 1.25	-	$ -
Exercised	(50,000)	$ 0.40	-	$ -
Expired	-	$ -	-	$ -
Outstanding at December 31, 2003	4,229,700	$ 1.26	-	$ -
Issued	1,785,714	$ 1.70	250,000	$ 1.40
Exercised	(1,678,357)	$ 0.68	-	$ -
Expired	(262,419)	$ 1.80	-	$ -
Outstanding at December 31, 2004	4,074,638	$ 1.76	250,000	$ 1.40

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

6.

Share Capital (continued)

Share purchase warrants and broker options outstanding as at December 31, 2004:

Number of Warrants	Exercise Price	Expiry Date

552,000	$0.60	July 21, 2005
1,874,424	$2.15	December 8, 2005
1,648,214	$1.40	October 14, 2006
4,074,638

Broker Options	Exercise Price	Expiry Date

250,000	$1.40	April 14, 2006

(c)

Contributed Surplus

Summary of contributed surplus is as follows:

Balance at December 31, 2003	$ 179,528
Cumulative effect of a change in accounting policy on stock-based compensation (Note 2a)	154,300
2004 stock-based compensation	505,932
Transfer to share capital on exercise of stock options	(35,703)
Balance at December 31, 2004	$ 804,057

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

6.

Share Capital (continued)

(d)

Stock Options

The Company may grant options to the Company's directors, officers, employees and service providers under the Company's stock option plans.  On June 8, 2004, the shareholders of the Company approved the amendments to its 1998 Stock Option Plan.  The maximum number of common shares reserved for issuance has increased from 4,074,024 common shares to 5,979,226 common shares.  A summary of the status of options granted by the Company is as follows:

	Number	Weighted Average Exercise Price
Options outstanding at December 31, 2002	3,052,000	$ 0.39
Granted	1,624,000	$ 0.73
Exercised	(763,000)	$ 0.40
Cancelled / expired	(594,000)	$ 0.55
Options outstanding at December 31, 2003	3,319,000	$ 0.53
Granted	1,010,000	$ 1.64
Exercised	(718,333)	$ 0.35
Expired / cancelled / forfeited	(126,667)	$ 0.74
Options outstanding at December 31, 2004	3,484,000	$ 0.88

The weighted-average fair value of the option granted during the year ended December 31, 2004 was $0.74 (2003 - $0.46).

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.10 - $1.00	2,274,000	1.67	$0.44	2,234,186	$0.44
$1.01 - $2.00	1,210,000	3.03	$1.70	306,667	$1.90
	3,484,000	2.14	$0.88	2,540,853	$0.62

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

6.

Share Capital (continued)

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2004	2003
Risk-free interest rate	4.23%	5.14%
Dividend yield	0%	0%
Volatility	43% - 97%	67% - 111%
Approximate expected lives	3 years	3 years

A summary of weighted average fair value of stock options granted during the year-end December 31, 2004 is as follows:

	Weighted Average Exercise Price	Weighted Average Fair Value
Exercise price exceeds market price at grant date:	$ 1.80	$ 0.95
Exercise price less than market price at grant date:	$ 1.50	$ 0.55

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

(e)

Minco Silver Special Warrants

During the year, Minco Silver issued 6,000,000 special warrants at $0.50 each for gross proceeds of $3,000,000. Each special warrant entitles the holder without payment of any additional consideration to receive one common share of Minco Silver. Upon completion of a prospectus qualifying the special warrants, Minco Silver will have 20,000,000 common shares issued and outstanding. The net proceeds from the Offering will be used to fund exploration and development activities on the Fuwan Silver property, acquisition of further silver dominant mineral properties in China and for general corporate purposes.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

7.

Income Taxes

(a)

A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2004	2003

Statutory income tax rate	(36%)	(38%)
Tax losses not benefited	36%	38%
Effective tax rate	-	-

(b)

As at December 31, 2004, the Company has non-capital losses of approximately $7,000,000, unused cumulative Canadian and foreign exploration and development expenses of $4,480,000, and undepreciated capital costs of approximately $446,000 carried forward for tax purposes and available to reduce taxable income of future years.  The non-capital losses will expire between 2005 and 2014 if not utilized.  The exploration and development expenses and undepreciated capital costs can be carried forward indefinitely. The Company also had operation losses and exploration costs incurred in China of approximately $3,513,000 and $1,128,000 respectively carried forward for Chinese tax purposes.

Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is uncertain.

8.

Related Party Transactions

(a)

The Company incurred the following expenses to its directors or corporations controlled by its directors:

	2004	2003

Exploration costs	$ 104,650	$ 68,992
Management fees	23,578	18,239
Property investigation	28,172	32,786
Investor relations	85,000	-
Director's fees	7,250	-
	$ 248,650	$ 120,017

(b)

Accounts payable of $14,017 (2003 - $31,030) are due to a director of the Company.

(c)

Receivables of $202,550 (2003 - $234,436) are due from two companies related by a common director. These amounts were subsequently received.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

9.

Geographical Information

The Company's business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company's total assets and operating loss is as follows:

	2004	2003
Assets
Canada	$ 9,781,271	$ 6,918,159
China	3,244,420	63,891
	691

Operating Loss
Canada	$ (1,845,334)	$ (1,810,870)
China	(1,139,004)	(43,603)
	(2,984,338)	(1,854,473)

10.

Non-Cash Transactions

In 2004, the Company received common shares of Cantech with an aggregate value of $122,000 which offset exploration costs in respect of the BYC project in Inner Mongolia. At December 31, 2004, the market value of the New Cantech common shares is $64,750.

In 2003, the Company paid $26,535 in interest expense through the issuance of common shares.

11.

Commitments

(a)

The Company has commitments in respect of office leases requiring minimum payments of $515,413, as follows:

2005	238,009
2006	207,537
2007	69,867
$515,413

The Company has entered into sub-lease agreements for a portion of its leased premises. The Company is also committed to payments of up to $1,741,460 in respect of mineral property development.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

11.

Commitments (continued)

(b)

The Teck-Cominco Agreements

The Company entered into agreements with Teck Cominco Limited. "Teck Cominco"), of Vancouver, B.C., Canada on February 19, 1996 and February 20, 1996, respectively (collectively the "Teck-Cominco Agreements"). Pursuant to the terms of the Teck-Cominco Agreements, Tech Cominco has an ongoing right of first offer on the disposition of Minco's interests until April 2007.

12.

Financial Instruments

Fair value - The fair value of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments. The fair value of temporary investments is equivalent to market value, although temporary investments are carried at the lower of cost or market value.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company has no interest-bearing debt and so is not exposed interest rate risk.

Credit risk - The Company places its temporary investment funds into government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.  The Company has few debts and so is subject to minimal credit risk on borrowings.

13.

Subsequent Events

(a)

On March 21, 2005, the Company received thirteen exploration permits, under the Company's fully owned subsidiary Minco Mining (China) Corporation, in Gansu Wenxian County and Gansu Wudu County.

(b)

Subsequent to December 31, 2004, the Company issued 132,700 common shares at prices ranging from $0.20 to $0.50 per share totalling to $81,540 pursuant to the exercise of stock options.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

14.

Comparative Figures

Certain 2003 and 2002 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2004.

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

(a)

The Consolidated Statement of Shareholders' Equity, prepared in accordance with United States generally accepted accounting principles ("US GAAP"), is presented as a schedule to these financial statements.

(b)

Reconciliation of Consolidated Balance Sheet items:

	2004	2003
Mineral interests (Canadian GAAP)	$ 100	$ 100
Nominal carrying value written off	(100)	(100)
Mineral interests (US GAAP)	$ -	$ -
Securities available for sale (Canadian GAAP)	$ 11,725,413	$ 5,918,413
Unrealized gains (losses)	30,538	(864)
Securities available for sale (US GAAP)	$ 11,755,951	$ 5,917,549
Total assets (US GAAP)	$ 13,056,129	$ 6,981,086
Total liabilities (US GAAP)	$ 316,154	$ 357,670

(c)

Reconciliation of Consolidated Statement of Operations Items:

There was no difference between losses for the years ended December 31, 2004, 2003 and 2002 determined in accordance with Canadian GAAP and the losses for those periods determined in conformity with US GAAP.

	2004	2003	2002
Loss for the year (US GAAP)	$(2,971,662)	$(1,769,195)	$ (1,288,209)
Loss per share -basic and diluted (US GAAP)	$ (0.11)	$ (0.10)	$ (0.09)
Weighted average number of common shares outstanding - basic and diluted (US GAAP)	28,117,471	17,883,807	14,690,719

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(d)

Marketable Securities

All of the Company's temporary investments are classified as available-for-sale securities under US GAAP.  Available-for-sale securities are recorded at market value.  Unrealized holding gains and losses on available-for-sale securities are excluded from income and charged to accumulate other comprehensive income as a separate component of shareholders' equity until realized.  A summary of available-for-sale securities by major security type is as follows:

		Gross
		unrealized
		holding
		gains	Market
	Cost	(losses)	Value
2004:
Term Deposit	$ 3,117,077	$ 7,980	$ 3,125,057
RES Government of Canada	239,998	1,005	241,003
Firstbank Bankers Acceptance	799,377	687	800,064
BM Acceptance	1,200,302	3,151	1,203,453
Canadian Master Trust Discount Note	1,569,700	6,212	1,575,912
Firstbank Bankers Acceptance	631,339	2,395	633,734
BM Acceptance	1,899,986	4,988	1,904,974
New Cantech Common Stock	122,000	(57,250)	64,750
Canadian Treasury Bill	2,145,634	61,370	2,207,004
Total	$ 11,725,413	$ 30,538	$ 11,755,951
2003:
Bank of Montreal Mortgage Corporation
Term Deposit	$ 5,697,400	$ 3,618	$ 5,701,018
Nova Scotia Power Inc. Medium Term Note	51,166	(1,066)	50,100
Ford Credit Canada Medium Term Note	36,370	(298)	36,072
General Motors Acceptance Medium Term Note	101,321	(2,978)	98,343
GMAC of Canada Ltd. Medium Term Note	32,156	(140)	32,016
Total	$ 5,918,413	$ (864)	$ 5,917,549

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(e)

Escrow Shares

Pursuant to an escrow share agreement, 4,880,000 escrow shares were escrowed to be released, upon application, on the basis of one escrow share for every $1.81 expended on exploration and development of a resource property, including expenditures on mining equipment, but excluding expenditures on Chapuzi and Savoyardinskii properties.  The Company released 1,888,678 shares from escrow prior to December 31, 2002.  As at December 31, 2004, there were 2,991,322 (2003 and 2002: 2,991,322) such escrow shares outstanding.

US GAAP requires that the fair value of the shares at the time they are released from escrow should be recognized and charged to income. There were no escrow shares released in 2002, 2003, or 2004.

As escrow shares are contingently cancellable, they are excluded from the calculation of the weighted average number of shares for purpose of loss per share under US GAAP.

(f)

Stock Based Compensation

In 2002, The Company adopted the CICA Recommendation "Stock-based compensation and other stock-based payments"to account for stock based compensation. The adoption of the Recommendation has harmonized the US and Canadian GAAP in this aspect in 2002 and onward. As described in note 1(a), before January 1, 2004, the Company did not recognize compensation expense when options were issued to employees or directors. Effective January 1, 2004 the Company recognized compensation in regard to all option grants.

For the years ended December 31, 2002 and 2003, the Company is required under US GAAP to disclose pro-forma information regarding its loss for the year and loss per share as if it has accounted for its stock based compensation using the fair value method as required under SFAS 123. For years after December 31, 2003, pro forma disclosure is not required as the Company used the fair value method.

Had the Company adopted the fair value method to account for its stock based compensation, the Company's loss for the years ended December 31, 2003 and 2002 and the related basic and diluted loss per share would have been increased on a pro-forma basis as indicated below:

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(f)

Stock Based Compensation (continued)

	2003	2002
Loss for the year:
- as reported	$ (1,769,195)	$ (1,288,209)
- pro-forma	$ (2,088,220)	$ (1,465,985)
Basic and diluted loss per share:
- as reported	$ (0.10)	$ (0.09)
- pro-forma	$ (0.12)	$ (0.10)

(g)

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs-an amendment of ARB No. 43, Chapter 4", which is the result of the FASB's project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expense, not included in inventory costs. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  The adoption of SFAS No. 151 will not have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FASB No. 153 will not have a material impact on the Company's financial statements.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(g)

New Accounting Pronouncements (continued)

In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation". SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005.  The adoption of 123(R) does not have a material impact on the Company's consolidated financial statements.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2004, 2003, and 2002
(Expressed in Canadian Dollars)
					Accumulated	Total
					other	Share-	Total
			Additional		compre-	holders'	Compre-
	Common shares		paid-in	(Deficit)	hensive	equity	hensive
	Shares	Amount	capital	accumulated	(loss)	(deficiency)	(loss)

Balance, December 31, 2002	18,580,123	$-	$15,166,914	$(15,311,757)	$-	$(144,843)	$(1,291,419)
Shares issued for cash in fiscal year 2003 for exercise
of options, ranging from $0.20 to $0.55 per share	763,000	-	304,650	-	-	304,650	-
Shares issued for cash on July 30, 2003
for private placements at $0.35 per share	4,472,058	-	1,455,257	-	-	1,455,257	-
Shares issued for cash on December 9, 2003
for private placements at $1.70 per share	3,748,848	-	5,908,695	-	-	5,908,695	-
Shares issued for cash on December 12, 2003 for
exercise of warrants at $0.40 per share	50,000	-	20,000	-	-	20,000	-
1,461,750 shares allotted for the conversion of
convertible debenture	-	-	607,135	-		607,135	-
Stock based compensation	-	-	242,581	-	-	242,581	-
Other comprehensive income
- unrealized gain (loss) on available-for-sale securities	-	-	-	-	(864)	(864)	(864)
Comprehensive income - net (loss) for the year	-	-	-	(1,769,195)	-	(1,769,195)	(1,769,195)

Balance, December 31, 2003	27,614,029	$-	$23,705,232	$(17,080,952)	$(864)	$6,623,416	$(1,770,059)

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(Expressed in Canadian Dollars)

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2004, 2003, and 2002
(Expressed in Canadian Dollars)
					Accumulated	Total
					other	Share-	Total
			Additional		compre-	holders'	Compre-
	Common shares		paid-in	(Deficit)	hensive	equity	hensive
	Shares	Amount	capital	accumulated	(loss)	(deficiency)	(loss)

Balance, December 31, 2003	27,614,029	$-	23,705,232	$(17,080,952)	$(864)	$6,623,416	$(1,770,059)

Shares issued in January 2004 for the conversion of convertible debenture and accrued interest	1,461,750	-	-	-	-	-	-
Stock options exercised ranging from $0.20 to $0.55 per share in the fiscal year 2004	718,333	-	249,470	-	-	249,470	-
Share purchase warrants exercised at $0.40 per share in the fiscal year 2004	1,490,857	-	596,343			596,343	-
Private placement on October 19, 2004 at $1.40 per share less $546,000 for share issuance costs	3,571,428	-	4,454,000	-	-	4,454,000	-
Share purchase warrants exercised at $0.60 to $1.70 per share in November and December 2004	187,500	-	263,750	-	-	263,750	-
Stock based compensation	-	-	505,932	-	-	505,932	-
Other comprehensive income
- unrealized gain (loss) on available-for-sale securities	-	-	-	-	31,402	31,402	31,402
Comprehensive income (loss) for the year	-	-	-	(2,971,662)	-	(2,971,662)	(2,971,662)
Balance, December 31, 2004	35,043,897	$-	$29,774,727	$(20,052,614)	$30,538	$9,752,651	$(2,940,260)