Form 20-F
period 2005-12-31
MINCO MINING & METALS CORP
filed 2006-07-10
CIK 1020825

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20F

☐

ANNUAL REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Not Applicable

For the transition period from

 to

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Exact name of registrant as specified in its charter)

A CORPORATION FORMED UNDER THE LAWS OF BRITISH COLUMBIA, CANADA

(Jurisdiction of incorporation or organization)

Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares	American Stock Exchange
Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:    December 31, 2005:    38,633,992

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.

Yes ☐

No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☒

No ☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒

No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “Accelerated filer and large accelerated file” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer:   ☐

Accelerated file:   ☐

Non-accelerated filer:  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒

Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐

No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐

No ☐

Not Applicable

TABLE OF CONTENTS

PAGE

INTRODUCTION AND USE OF CERTAIN TERMS

6

FORWARD-LOOKING STATEMENTS

6

GLOSSARY OF MINING TERMS

6

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT

AND ADVISERS

10

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

11

ITEM 3.

KEY INFORMATION

11

ITEM 4.

INFORMATION ON THE COMPANY

17

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

81

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

97

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED

111

PARTY TRANSACTIONS

ITEM 8.

FINANCIAL INFORMATION

114

ITEM 9.

THE OFFER AND LISTING

114

ITEM 10.

ADDITIONAL INFORMATION

115

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

129

ABOUT MARKET RISK

ITEM 12.

DESCRIPTION OF SECURITIES OTHER

131

THAN EQUITY SECURITIES

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

131

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

131

HOLDERS AND USE OF PROCEEDS

ITEM 15.

CONTROLS AND PROCEDURES

131

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

132

ITEM 16B.

CODE OF ETHICS

132

ITEM 16C.

PRINICPAL ACCOUNTANT FEES AND SERVICES

133

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS134

134

 FOR AUDIT COMMITTEES

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY

134

THE ISSUER AND AFFILIATE PURCHASERS

ITEM 16F.

OTHER

134

PART III

ITEM 17.

FINANCIAL STATEMENTS

147

ITEM 18.

FINANCIAL STATEMENTS

147

ITEM 19.

EXHIBITS

148

SIGNATURES

149

INTRODUCTION AND USE OF CERTAIN TERMS

Minco Mining & Metals Corporation is incorporated under the laws of the province of British Columbia, Canada.  In this document, the term “Company” refers to Minco Mining & Metals Corporation and its consolidated subsidiaries. Where required, the term “Minco Mining” refers to Minco Mining & Metals Corporation as a standalone entity. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars.  Unless otherwise indicated, references to dollar amounts in this Annual Report relate to Canadian dollars.

Minco Mining & Metals Corporation files reports and other information with the Securities and Exchange Commission ("SEC") located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.   Copies of Minco’s filings with the SEC may be obtained by accessing the SEC’s website located at www.sec.gov.   Further, the Company also files reports under Canadian regulatory requirements on SEDAR.  Copies of the Company’s reports filed on SEDAR can be obtained by accessing SEDAR’s website at www.sedar.com.

The principal executive office of the Company is located at Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9, Tel: 604-688-8002, Fax: 604-688-8030, email address info@mincomining.ca  and website www.mincomining.ca.

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

GLOSSARY OF MINING TERMS

“alteration”	chemical and mineralogical changes in a rock mass resulting from reaction with hydrothermal fluids or changes in pressure and temperature;
“anomalous”

adjective describing a sample, location or area at which either (i) the concentration of an element(s) or (ii) a geophysical measurement is significantly different from (generally higher than) the average background concentrations in an area.  Though it may not constitute mineralization, an anomalous sample or area may be used as a guide to the possible location of mineralization;

“anomaly”	an area defined by one or more anomalous points;
“antimony”	A trivalent and pentavalent metalloid element that is commonly metallic silvery white, crystalline, and brittle yet rather soft;

“assay”	an analysis of the contents of metals in mineralized rocks;
“Au”	Gold;
“breccia”	a coarse grained rock composed of large, >2mm angular rock fragments that have been cemented together in a fine grained matrix;
“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum;
“concentrates”	to separate ore or metal from its containing rock or earth;
“deposit”

a mineralized body which has been physically delineated by drilling, trenching and/or underground work and may contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable orebody until final technical, legal and economic factors have been resolved;

“diamond drill holes”

a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core;

“fault” or “block fault”

a fracture in a rock across which there has been displacement.  Block faults are usually steep, and break the earth’s crust into “blocks” that are displaced vertically and/or laterally relative to each other;

“g/t”	unit of grade expressed in grams/tonne;
“gangue”	the non economic portion of ore;
“geophysical”	the use of geophysical instruments and methods to determine subsurface conditions by analysis of such properties as specific gravity, electrical conductivity, and magnetic susceptibility;
“gouge”	a thin layer of soft earthy putty-like rock material along the containing wall of a mineral vein;
“grade”	the amount of valuable mineral in each tone of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals;
“hydrothermal”	of or pertaining to heated water, to the action of heated water, or to the products of the action of heated water;

“limestone”	A sedimentary rock consisting of chiefly >50% calcium carbonate;
“mineralization”	the process or processes by which a mineral or minerals are introduced into a rock, resulting in an economically valuable or potentially valuable deposit;
“mineral reserve”

the economically mineable part of a measured mineral resource or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting minerals and allowances for losses that may occur when the material is mined;

“mineral resource”

a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge;

“outcrop”	an exposure on the surface of the underlying rock;
“oz”	Troy ounce consisting of 31.1035 grams;
“Pb”	Lead;
“pyrite”	A sulphide mineral of iron and sulphur;
“Pyroclastic”	refers to a sedimentary rock composed or airborne volcanic material from a volcanic eruption;
“Qualified Person”

an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of an approved self-regulating organization;

“quartz”	A common rock-forming mineral comprised of silicon and oxygen (SiO2);
“sample”	a sample of selected rock chips from within an area of interest;
“sandstone”	A medium grained clastic sedimentary rock;
“Sb”	Antimony;

“sedimentary”	formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of disposition;
“sedimentary rock”	A rock that has been formed by the consolidation of loose sediment that has accumulated in layers;
“strike”	the direction or trend that a structural surface takes as it intersects the horizontal;
“sulphide”	a class of minerals commonly combining various elements in varying ratios with a sulphur;
“tonne”	metric unit of weight consisting of 1000 kilograms;
“Triassic”	the period of geological time from 225 to 195 million years before present;
“vein”	A tabular mineral deposit formed in or adjacent to faults or fractures by the deposition of minerals from hydrothermal fluids;
“veinlet”	A small vein; the distinction between vein and veinlet tends to be subjective; and
“volcanic”	pertaining to the activity, structures or rock types of a volcano.

All disclosure about our exploration properties in this Annual Report conforms to the standards of United States Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards.

In this Annual Report references to “Canadian National Instrument 43-101” are references to National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators and references to “CIM Standards” are references to Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources.

This Annual Report uses the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

PART 1

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth as of July 5, 2006, the names, business addresses and functions of the Company’s directors and senior management.

Name	Business Address	Position

Ken Cai	Suite 1980 - 1055 West Hastings Street Vancouver, British Columbia, Canada V6C 1X8	President, Chief Executive Officer and Director
William Meyer	Suite 1980 - 1055 West Hastings Street Vancouver, British Columbia, Canada V6C 1X8	Chairman and Director
Robert M. Callander	43 Delhi Avenue North York, Ontario, Canada M5M 3B8	Director
Heinz Frey	Wedelswilstrasse 16 Solothurn, Switzerland CH-4500	Director
James M. Carter	1620 - 400 Burrard Street, Vancouver, B.C., Canada V6C 3A6	Director
Mark Orsmond	Suite 1980 - 1055 West Hastings Street Vancouver, British Columbia, Canada V6C 1X8	Vice President Finance and Chief Financial Officer
Robert Tyson	Suite 1980 - 1055 West Hastings Street Vancouver, British Columbia, Canada V6C 1X8	Vice President Corporate Development
Brigitte M. McArthur	Suite 1980 - 1055 West Hastings Street Vancouver, British Columbia, Canada V6C 1X8	Corporate Secretary
Fiona (Jin) Zhou	Suite 1980 - 1055 West Hastings Street Vancouver, British Columbia, Canada V6C 1X8	Controller

B.

ADVISERS

The Company's registrar and transfer agent for its common shares is Computershare Trust Company of Canada, located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada, telephone: 604-661-0224, fax: 604-661-9401, internet: www.computershare.com.

The principal executive office of the Company is located at Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9, Tel: 604-688-8002, Fax: 604-688-8030, email address info@mincomining.ca  and website www.mincomining.ca.

The Company's legal advisors are Salley Bowes Harwardt, located at 1185 West Georgia Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 4E6 and US legal advisors are Bullivant, Houser, Bailey PC (formerly “Bartel Eng & Schroder”), located at 1331 Garden Hwy., Suite 300, Sacramento, CA, 95833.

C.

AUDITORS

The Company's auditors are Ernst & Young, LLP, Chartered Accountants (predecessor “Ellis Foster”), located at Pacific Centre, 700 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C7.   Ernst & Young, LLP, and its predecessor Ellis Foster, has been the Company’s auditor since its inception.  Since the Company's last audit, the Company's auditors, Ellis Foster, entered into a transaction with Ernst & Young LLP under which certain assets of Ellis Foster were sold to Ernst & Young LLP and the professional staff and partners of Ellis Foster joined Ernst & Young LLP either as employees or partners of Ernst & Young LLP and are carrying on their practice as members of Ernst & Young LLP and as a result Ernst & Young LLP appears as the Company’s auditor of record on a go forward basis.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The following selected financial information for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 are derived from the financial statements of the Company and should be read in conjunction with the financial statements and the notes attached to this Annual Report.

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Over the period reviewed, there have been significant differences between Canadian GAAP and United States GAAP including the recording of exploration costs, recognition of compensation expense upon release of the escrow shares, issuance of stock options and the recording of marketable securities.  The following tables summarize selected financial data. The Company has not had any discontinued operations, nor has it declared any dividends.

Canadian GAAP

	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Operations
Interest and sundry income	475,575	$ 318,424	$ 85,278	$ 25,724	$ 77,023
Exploration expense	2,731,168	777,618	308,858	494,813	168,835
Operating loss	(5,589,188)	(3,245,512)	(1,854,473)	(1,288,209)	(715,412)
Loss for year	(1,013,541)	(861,662)	(1,769,195)	(1,288,209)	(715,412)

Income (loss) from continuing
operations per common share
(basic and diluted)	$ (0.03)	$ (0.03)	$ (0.10)	$ (0.07)	$ (0.04)
Common shares used in
calculations	34,501,784	28,117,471	17,883,807	17,682,041	16,380,123

Canadian GAAP  (Continued)

	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001

Consolidated Balance Sheet Data
Total assets	18,643,798	13,025,691	6,982,050	286,701	988,926
Mineral interests	100	100	100	100	100
Total liabilities	1,365,105	316,154	357,670	431,444	401,608
Net assets	17,278,693	12,709,537	6,624,380	(144,743)	587,318
Share capital	$28,187,245	$24,690,137	$19,201,871	$10,836,933	$10,286,933
shares outstanding (basis and diluted)	38,633,992	35,043,897	27,614,029	18,580,123	16,380,123

United States GAAP

	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Operations
Interest and sundry income	$475,575	$ 318,424	$ 85,278	$ 27,160	$ 77,023
Exploration expense	2,731,168	777,618	308,858	494,813	168,835
Loss for year	(5,427,996)	(3,439,329)	(2,501,073)	(1,288,209)	(915,264)

Income (loss) from continuing
operations per common share
(basic and diluted)	$ (0.16)	$ (0.12)	$ (0.14)	$ (0.09)	$ (0.07)
Common shares used in
calculations	34,501,784	28,117,471	17,883,807	14,690,719	13,388,801

Consolidated Balance Sheet Data
Total assets	18,643,798	13,056,229	6,981,086	286,601	992,036
Mineral interests	-	-	-	-	-
Total liabilities	1,365,105	315,154	357,670	431,444	401,608
Net assets	17,278,693	12,740,075	6,623,416	(144,843)	590,428
Share capital	$31,002,901	$26,044,338	$20,088,405	$15,166,914	$14,610,766
Common shares outstanding	38,633,992	35,043,897	27,614,029	18,580,123	16,380,123

Exchange Rates

The following table sets forth information as to the average period end, high and low exchange rate for Canadian dollars and US dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (US$1.00 = $1.1115 as at July 5, 2006).

Year Ended December 31	Average	Period End	High	Low
2005	1.22	1.14	1.27	1.14
2004	1.26	1.20	1.40	1.18
2003	1.35	1.29	1.58	1.29
2002	1.51	1.58	1.58	1.51
2001	1.48	1.59	1.60	1.49
2000	1.43	1.50	1.56	1.44

The following table sets out the high and low exchange rate for each month during the previous six months:

Month	High	Low
June 2006	1.1241	1.0991
May 2006	1.1232	1.0995
April 2006	1.1718	1.1203
March 2006	1.1722	1.1320
February 2006	1.1611	1.1375
January 2006	1.1691	1.1436
December 2005	1.1736	1.1422

B.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of December 31, 2005 and December 31, 2004 in accordance with Canadian GAAP.  This section should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this Annual Report.

	As of December 31, 2005	As of December 31, 2004

Shareholders’ equity
Common shares, unlimited number of common shares without par value:
38,633,992 issued and outstanding shares	28,187,245	24,690,137

Contributed surplus	987,043	915,057

Deficit	(14,786,522)	(13,772,981)

Total capitalization and indebtedness	$ 14,387,766	$ 11,832,213

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

Limited Operating History

The Company has no history of earnings and there are no known commercial quantities of mineral reserves on the Company’s property. Accordingly it is not possible to predict when, if at all, the Company will generate revenues or income from its operations.

The Company Is In Exploration Stage and Has No Proven Reserves

None of the properties in which the Company has interests are in commercial production, or contain reserves.  In order to obtain more reliable information on which to base decisions about possible development of a property, it is necessary to expend significant time and money, and many such properties will not prove to be worth further expense.

The Company may thus expend significant amounts of financing and effort on any one of or all of its properties without finding reserves or reaching a stage of commercial production.

Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.

The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

All of the claims to which the Company has a right to acquire an interest are in the exploration stages only and are without a known body of commercial ore. Development of the subject mineral properties would follow only if favourable exploration results are obtained. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

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

None of the Company’s Officers and Directors Devote Their Full-Time Efforts to the Company and Certain Directors and Officers may be in a Position of Conflicts of Interest

None of the Company’s officers and directors devotes their full-time efforts to the Company. Certain members of our board and officers of the Company also serve as officers or directors of other companies involved in natural resource exploration and development.

Consequently, there exists the possibility that those directors and officers may be in a position of conflict. Any decision made by those directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors or officers may have a conflict of interest. Nevertheless, there remains the possibility that the best interests of the Company will not be served because its directors and officers have other commitments.

It May Be Difficult to Enforce Civil Liabilities Against the Company

Because all of the assets of the Company, as well as the Company’s jurisdiction of incorporation and the residences of its officers and directors are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court in the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company who reside outside the United States.

Penny Stock Rules May Make It More Difficult to Trade the Company’s Common Shares

The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions.

The Company's securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse.  For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also affect the ability of the Company's investors to sell their shares in the secondary market.

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

The Company may have to conduct business through joint ventures

Cooperative joint ventures (“CJVs”) are a form of foreign direct investment in China and are governed by the Law of the PRC on Sino-foreign Cooperative Joint Ventures (implemented in 1988 and revised in 2000) and the PRC Sino-foreign Cooperative Joint Venture Law Implementing Rules (implemented in 1995) (collectively the “CJV Law”).

The CJV Law permits a CJV to choose to operate as a “legal person” by forming a limited liability company, subject to approval by relevant governmental authorities.  Under CJV law, the Company will have to satisfy its contribution obligations to joint ventures within the time frame prescribed by the joint venture contract.  Failure to satisfy contribution obligations by investors may lead to penalty and the business license being revoked by the governmental authorities.

The involvement of joint venture partners can complicate management of operations and result in dilution of the Company’s investment. Disputes with joint venture partners or failure to satisfy contribution obligations could have a materially adverse affect on the Company’s financial condition and results of operations.

Ownership and Regulation of Mineral Resources is subject to extensive government regulation

Ownership of land in China remains with the States and the State, at the national, regional and local levels, is extensively involved in the regulation of exploration and mining activities. Transfers of exploration and mining rights are also subject to governmental approval.  Failure or delays in obtaining necessary approvals could have a materially adverse affect on the financial condition and results of operations of the Company.

ITEM 4.

INFORMATION ON THE COMPANY

Cautionary Note to U.S. Investors

We describe our properties utilizing mining terminology such as "measured resources" and "indicated resources" that are required by Canadian regulations but are not recognized by the SEC. U.S. investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves.

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company is a British Columbia corporation whose common shares trade on the Toronto Stock Exchange (“TSX”) under the trading symbol MMM.  The Company’s common shares were also listed in the United Stated on the Over the Counter (“OTC”) market under the symbol MMAXF.  On November 11, 2005 the Company received listing approval on The American Stock Exchange (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.

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

Further, the Company’s interest in joint ventures, which own properties, will be subject to dilution if the Company fails to expend further funds on the projects.  The Company has not generated cash flows from operations.  These facts increase the uncertainty and risks faced by investors in the Company.   For more information see Item 3. D. - "Risk Factors."

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

At an Annual General and Special Meeting of Shareholders of the Company held on June 27, 2005 shareholders approved the undertaking of a reorganization of its exploration activities through a segregation of silver and base metal activities from its gold properties. As part of this reorganization, the shareholders of the Company approved the distribution to the Company’s shareholders a total of 6,500,000 common shares (pro-rata to the shareholdings of Minco Mining) of the Company’s subsidiary Minco Silver Corporation (“Minco Silver”). The distribution is subject to change at the discretion of the Company’s board of directors. This is intended to represent a one time distribution leaving the Company with 7,500,000 million common shares in Minco Silver.

The amount of capital reduction, which will be fixed upon the distribution of the Minco Silver common shares based on their trading value at the distribution date. For example, if the trading value of shares of Minco Silver is $1.00, the capital reduction will amount to $6,500,000.  It is anticipated that a court order will not be required to effect the reduction in capital.  As of the date of this Annual Report the distribution has not completed.  Minco Silver began trading on the Toronto Stock Exchange on December 2, 2006 under the symbol of “MSV”.  The Company now owns a total of 14,000,000 common shares of Minco Silver, representing 55.5% of the issued and outstanding shares of Minco Silver.

B.

BUSINESS OVERVIEW

Background

All disclosure about our exploration properties in this Annual Report conforms to the standards of United States Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards. U.S. investors in particular are advised to read carefully the definitions of these terms as well as the explanatory and cautionary notes in the Glossary, and the cautionary notes below, regarding use of these terms.

We are engaged in the exploration and acquisition of gold, silver and base metal properties in China.  We are an exploration stage company and none of our properties are currently beyond the advanced exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration work may be required before a final evaluation as to the economic and legal feasibility is determined.

For further information, see Item 3.D – “Risk Factors”.  Since the signing of the Company’s first co-operation agreement on the Chapuzi Project in China in 1995, the Company has been active in mineral exploration and property evaluations in China.  The Company intends, through its subsidiaries, to build a portfolio of base metals and precious metals properties in China.

The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, Guangdong and Gansu provinces of China.  Currently, the Company has interests in a number of Sino-foreign co-operative joint ventures with Chinese mining organizations to hold mineral rights in China.

In 2004, Minco Mining incorporated three subsidiaries, Minco Mining (China) Corporation (“Minco China”), Minco Silver Corporation (“Minco Silver”) and Minco Base Metals Corporation (“Minco Base Metals”). Minco China and Minco Base Metals are wholly owned.  The Company plans to develop its silver projects in Minco Silver and its base metal projects in Minco Base Metals while retaining its gold projects (BYC, Gobi, Yangshan, Western Extension of Yangshan, Changkeng) in Minco China under the main umbrella company, Minco Mining.

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

In 2005, the Company generated $9,343,000 from financing activities, compared to $8,564,000 in 2004. The 2005 financing activities included issuances of common shares in Minco Mining, which generated $2,875,000, net of offering costs of $173,000, exercise of options $375,000 and exercise of warrants $169,000. The issuances of securities are discussed in further detail under “Share Capital”.

During 2005, Minco Silver generated a total of $6,097,000 from the issuance of shares and special warrants, including the issuance of 4,276,000 special warrants for gross proceeds of $5,345,000, $2,345,000 being raised on a brokered basis (with related offering costs of $250,000) and $3,000,000 being raised on a non-brokered basis. Additionally, its IPO raised gross proceeds of $1,150,000 (with related offering costs of $148,000).

In 2005, the Company used cash of $3,530,000 to support operating activities. The Company’s net loss for the year of $(1,013,541) accounted for most of the use of cash, although the loss was offset by expenses not requiring cash comprising amortization of $42,000, stock-based compensation of $374,000, the write down of marketable securities of $35,000. In addition, certain other operating items did not generate cash including short-term investments received as a recovery of exploration costs ($36,000) and the minority non-controlling interest in the loss of $1,181,822.

The Company had an increase of $4,981,925 in working capital. In 2004, the Company used cash of $2,840,000 to support operating activities.  At December 31, 2005, Minco Silver had approximately $6.7 million in working capital, which will be used for: i) funding exploration and development activities of the Fuwan silver project and its other properties; ii) acquisition of additional China silver dominant mineral properties; and iii) general corporate purposes.

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

On February 27, 1997, the Company purchased China Clipper’s 40% equity interest in Temco for $175,000, which was believed to be the fair market value at the time.  PCR is currently the largest and the controlling shareholder of the Company, and has no other operations other than its ownership in the Company.  At the Company's Annual General and Special Meeting held on June 27, 2005, the shareholders approved a resolution to amend the terms of the escrow agreement between the Company, Pacific Canada Resources Inc. and Montreal Trust Company of Canada dated February 19, 1996, such that the escrow release is now based on an automatic timed release over a period of 18 months.

Commencing on December 31, 2005, 1,518,058 common shares were being held in escrow by Computershare Investor Services, Inc. to be released in four tranches, one tranche every six months. Each of the first three tranches will be 379,514 common shares and the remaining tranche will be 379,516 common shares. On January 4, 2006 a 379,514 common shares were released from escrow.  As of the date of this Annual Report there are 759,030 common shares remaining in escrow.

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

Pursuant to these agreements, Teck and Cominco each invested $500,000 in the Company, and received 625,000 units, each unit consisting of one common share of the Company and one half of a non-transferable common share purchase warrant...  The warrants issued pursuant to the Teck-Cominco Agreements have been exercised or have expired.  As of July 5, 2006, Teck Cominco Limited continues to hold 2,680,643 common shares representing a 6.41% share interest in the Company.

The White Silver Mountain Teck Agreement

On June 15, 1998, Teck exercised its option with respect to the White Silver Mountain Project (see Item 4 – "Description of Property") under which it had the right to acquire up to 70% of the Company's interest in, or a net 56% in, the White Silver Mountain Project by purchasing 375,000 common shares of the Company at a price of $2.00 per share on July 10, 1998, and by exercising warrants to purchase 125,000 common shares of the Company at a price of $3.00 per share, within one year, and funding all of the Company's obligations on the White Silver Mountain  project up to the point of production.

These warrants were not exercised.  Cominco had back-in rights with respect to this project to earn up to a 20% working interest in the non-Chinese interest in the property.  Teck and Cominco subsequently merged to form Teck Cominco Limited, which has since withdrawn from the project with no retained interest in the project, leaving the Company with a 41.4% interest.

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

Silver Standard Agreement

The Company, Minco Silver and Silver Standard Resources Inc. (“Silver Standard”) entered into a strategic alliance agreement dated October 4, 2004 (the “Silver Standard Agreement”) pursuant to which they agreed to jointly pursue silver dominant projects in the PRC exclusively through the Company. Initially, Minco Silver will pursue this goal through its participation in the Fuwan Joint Venture.

Silver Standard is a Canadian reporting issuer whose common shares are listed for trading on the Toronto Stock Exchange and NASDAQ. Its focus is on the acquisition and development of advanced silver projects in various countries throughout the world. Minco Silver and Silver Standard share one common director, Mr. William Meyer.

Under the terms of the Silver Standard Agreement, Silver Standard initially invested $2,000,000 in Minco Silver to acquire a 20% equity interest in that company. This investment took the form of a subscription by Silver Standard for 4,000,000 of the 2004 Special Warrants.  Silver Standard also holds preferential purchase rights to participate in future financings of Minco Silver with the ability to increase its equity interest in Minco Silver to a maximum of 30%.

To this end, Silver Standard also purchased 960,000 2005 Special Warrants of Minco Silver for an aggregate subscription price of $1,200,000.  In December 2005 the 2004 and 2005 Special Warrant were converted and Silver Standard currently holds 4,877,100 common shares of Minco Silver, or 19.33% of the issued and outstanding shares of Minco Silver.

The Fuwan Joint Venture

Pursuant to an agreement dated April 16, 2004, as amended September 28, 2004, Minco BVI, as agent for Minco Mining, and Guangdong Geological Exploration and Development Corp. (“GGEDC”) entered into a preliminary joint venture agreement for the exploration and development of the property which is the subject of the Fuwan Exploration Permit (the “Preliminary Fuwan Agreement”). The Preliminary Fuwan Agreement provided for the establishment of a CJV to be known as “Guangdong Minco-Nanling Mining Co., Ltd.” and to acquire from the 757 Team its interests in an exploration permit for the Fuwan Property. The 757 Team is an entity owned and controlled by the PRC government. The acquisition of the 757 Team’s interests in this exploration permit has been completed and the Fuwan Exploration Permit, which replaces the original exploration permit held by the 757 Team, has been issued to Minco China and is held in trust for the Fuwan Joint Venture.

Minco Silver has entered into a contract dated January 10, 2006 to explore and develop the Fuwan Silver Property. The contract was entered into by Minco Silver and the GGEDC to acquire GGEDC’s 30% interest in the Fuwan Silver Project.  Prior to December 31, 2005, Minco Silver paid the GGDEC 30% share of the first instalment for the Fuwan Silver Property.  Minco Silver now owns 100% of the interest of the entire Fuwan Silver Project, including a total of four exploration permits covering a total of 205.63 km2 and the Dadinggang Application.

Minco Silver will be responsible for 100% of the exploration and development expenditures on the Fuwan Silver Project, while GGEDC will retain a 10% net profit interest.  Minco Silver will not proceed with the incorporation of the joint venture company for the Project.  Minco Mining (China) Corporation currently holds all the above exploration permits on behalf of The Company.

The Fuwan Property consists of three components: (i) the resource properties which are the subject matter of the Fuwan Exploration Permit; (ii) the resource properties which are the subject matter of the Exploration Permits as detailed below; and (iii) the right to earn a 51% interest in the Changkeng Silver property.

The Fuwan Exploration Permit has been acquired, through Minco China, from the 757 Team (see “757 Team Agreement” below). In addition, the parties agreed to acquire exploration permits for the adjacent properties through Minco China. To this end, on April 7, 2005, Minco China was issued the following three new Exploration Permits on areas surrounding the area underlying the Fuwan Exploration Permit:

(i)

Guanhuatang property (Permit No.0100000510045 expiring April 7, 2008) (attached hereto as Exhibit 2.19);

(ii)

Luoke-Jilinggang property (Permit No.0100000510046 expiring April 7, 2008) (attached hereto as Exhibit

2.20); and

(iii)

Guyegang-Sanyatang property (Permit No.0100000510047 expiring April 7, 2008) (attached hereto as

Exhibit 2.21).

The Changkeng Silver Interest has been acquired by Minco Silver pursuant to the Assignment Agreement.  The Changkeng Silver Interest is derived from the Changkeng Exploration Permit.  This permit area does not form part of the Fuwan Property but is held in trust for the Fuwan Joint Venture for possible future exploration.  Minco Silver paid RMB 1.5 million (approximately $220,000) to the 757 Team in consideration for the three new exploration permits issued to it.  A Permit application is still pending for the Dadinggang property.

The Changkeng Joint Venture

In a separate transaction, Minco Mining, GGEDC, Zhuhai Zhenjie Development Ltd. and Foshan Baojiang Nonferrous Metals Corporation entered into a preliminary joint venture agreement dated April 16, 2004 to explore and develop a mineral property adjoining the Fuwan Property and known as the Changkeng Property. The preliminary joint venture agreement has been superseded by a formal joint venture agreement dated September 28, 2004 (the “Changkeng Joint Venture Agreement”) (attached hereto as Exhibit 2.13) made among the original four parties to the preliminary joint venture agreement and a fifth company, Guangdong Gold Corporation. The Changkeng Joint Venture is at an early stage of development and the Sino-foreign CJV to be established thereunder has not yet been formed and no business license in respect of the Changkeng Joint Venture has been issued.

The target mineral in the Changkeng Property is gold but the property is known to also contain silver mineralization. Minco Mining has assigned its interests in the silver mineralization in the Changkeng Property to Minco Silver on August 20, 2004.  GGEDE and Minco Mining, collectively the holders of a 70% interest in the Changkeng Joint Venture, have agreed with Minco Silver that the Changkeng Joint Venture will be responsible for the exploration and development of gold resources on the Changkeng Property whereas the Fuwan Joint Venture will be responsible for the exploration and development of the silver resources on the Changkeng Property.

The gold and silver zones on the Changkeng Property are geologically distinct and can be mined as separate entities without interference. Exploitation of the silver dominant zones on both the Changkeng and Fuwan Properties will be undertaken by the Fuwan Joint Venture, which will receive credit for all associated metals recovered from the silver dominant zones. Exploitation of the gold dominant zones including all associated metals contained in the gold dominant zones on the Changkeng Property will be undertaken by the Changkeng Joint Venture alone and the Fuwan Joint Venture will have no interest in such gold mineralization. The Changkeng Joint Venture has no interest in the Fuwan Property or any mineralization therein.

The term of the Changkeng Joint Venture Agreement is for a period of 30 years. Pursuant to the Changkeng Joint Venture Agreement, the Company and its partners will form a Sino-foreign Joint Venture known as “Guangdong Minco-Jinli Mining Co. Ltd.” (the “Changkeng Joint Venture”) with a total investment of 100 million RMB (approximately $14.5 million) to explore and develop the Changkeng Property. To earn a 51% equity interest in the Changkeng Joint Venture, the Company will contribute 51 million RMB (approximately $7.4 million) of the total investment in six instalments. The Changkeng Joint Venture is to acquire the Changkeng Exploration Permit from the 757 Team.

The Changkeng Joint Venture is to pay the 33 million RMB (approximately $4.85 million) for the Changkeng Exploration Permit in three instalments within 360 days of the transfer of the Changkeng Exploration Permit to the Changkeng Joint Venture. The remaining 67 million RMB (approximately $9.85 million) of the total investment in the Changkeng Joint Venture will be used for project exploration and feasibility studies on the Changkeng Property.

The Changkeng Joint Venture is at an early stage of development. A number of steps must be completed prior to the establishment of Guangdong Minco-Jinli Mining Co. Ltd. In the normal course of events, the establishment of a Sino-foreign CJV can take up to two years. It is anticipated that the Changkeng Exploration Permit will only be transferred to the Changkeng Joint Venture upon the establishment of Guangdong Minco-Jinli Mining Co. Ltd. The original Changkeng Exploration Permit expired in September 2004 but was renewed on September 6, 2005. The renewed Changkeng Exploration Permit expires on September 10, 2006.

Minco Silver’s interest in the silver mineralization in the Changkeng Property, acquired through assignment by the Company, is dependent upon the Company maintaining its interests in the Changkeng Property in accordance with the terms of the Changkeng Joint Venture Agreement. In the event that the Company loses or alienates any or all of its interest in the Changkeng Property, Fuwan Joint Venture’s interest, and thus Minco Silver’s interest, in the silver mineralization underlying the Changkeng Property will be lost.

The 757 Team Agreement

Pursuant to an agreement made between 757 Team and Minco China dated November 19, 2004, as amended November 19, 2004 (the “757 Transfer Agreement”), the 757 Team agreed to sell to Minco China its interests in the property which is the subject of the Fuwan Exploration Permit in consideration for the purchase price of 10.33 million RMB (approximately $1.5 million). Pursuant to a confirmation agreement dated May 5, 2005 among Minco Mining, Minco China and Minco Silver, Minco China has confirmed that it holds its interest in the Fuwan Exploration Permit in trust for the Fuwan Joint Venture.

As at the date of this Annual Report, the acquisition of the 757 Team’s interests in this exploration permit has been completed and the Fuwan Exploration Permit, which replaces the original exploration permit held by the 757 Team, has been issued to Minco China and is held in trust for the Fuwan Joint Venture.  The 757 Transfer Agreement provides that the purchase price for the Fuwan Exploration Permit is to be paid in three instalments as follows:

(a)

40% (4,132,000 RMB or $600,000) within 30 days of receipt of approval from MOLAR to the transfer of the Fuwan Exploration Permit and within one week of Minco China’s decision to proceed with the purchase following the receipt of results of a drilling inspection program on the Fuwan Property (the “Commencement Date”);

(b)

30% (3,099,000 RMB or $460,000) within 12 months after the Commencement Date; and

(c)

30% (3,099,000 RMB or $460,000) within 24 months after the Commencement Date.

The Commencement Date was established as July 20, 2005. Minco Silver paid 3,031,000 RMB (or $446,000) to the 757 Team, representing its 70% share of the first of the foregoing payments.

To earn a greater interest in the Fuwan Silver Project, Minco Silver paid an additional RMB 1,101,000 (approximately $154,000), through Minco China, to No. 757 Geo-Exploration Team in December 2005, representing the GGEDC’s 30% share of the first installment of the Fuwan exploration permit. As of December 31, 2005, Minco Silver had paid RMB 4,132,000 (approximately $600,000) in total, representing 100% of the first installment of Fuwan exploration permit.  Minco Silver now owns 100% of the interest of the entire Fuwan Silver Project, including a total of four exploration permits covering a total of 205.63 sq.km. and the Dadinggang Application.  Pursuant to the 757 Transfer Agreement, Minco China has also paid 80,000 RMB (approximately $12,000) to the 757 Team as an appraisal fee and 757 Team has provided Minco China all geological information and data in its possession.  The $12,000 evaluation fee was paid to Minco China by the Fuwan Joint Venture as of December 31, 2005.

Other Mineral Property Interests

Minco Silver, through Minco China, is also the beneficial owner of mineral rights in a property located south of the Fuwan Property and known as the Guanhuatang property (Permit No.0100000510045 expiring April 7, 2008).

This permit was issued directly to Minco China by Ministry of Land and Resources of China.  It is held by Minco China in trust for Minco Silver with respect to the Fuwan Joint Venture and Confirmation Agreement.  As of the date of this Annual Report, Minco Silver has acquired 100% of the Fuwan Silver Project and therefore the requirement of the Fuwan Joint Venture will not occur.  As at the date of this Annual Report, the Company has not expended any funds on the exploration and development of the Guanhuatang property.

Acquisitions and Dispositions

The Assignment

On August 20, 2004, Minco Silver, Minco Mining, Minco China and Minco BVI entered into an Assignment Agreement whereby Minco Mining, Minco BVI and Minco China assigned to Minco Silver their respective interests in each of the following:

(a)

the Preliminary Fuwan Agreement;

(b)

the right to earn the 51% interest in the silver mineralization on the Changkeng Property held by Minco Mining pursuant to the Changkeng Joint Venture Agreement (the “Changkeng Silver Interest”); and

(c)

the New Exploration Permits acquired and to be acquired by Minco China in respect of certain mineral properties adjoining the Fuwan and Changkeng Properties and known as the Dadinggang, Luoke-Jilinggang, Guyegang and the Guanhuatang properties.

In consideration for the assignment of these interests, Minco Silver issued 14,000,000 Common Shares to Minco Mining.

The Fuwan Joint Venture Agreement

Minco Silver and GGEDC entered into a formal joint venture agreement dated September 28, 2004 as amended November 19, 2004 (the “Fuwan Joint Venture Agreement”) which replaces and supersedes the Preliminary Fuwan Joint Venture Agreement.

The purpose of the joint venture is to conduct further exploration and to assess the economic viability of developing silver deposits on the Fuwan Property. Pursuant to the Fuwan Joint Venture Agreement, Minco Silver and GGEDC agreed to establish a cooperative joint venture company with limited liability to be known as “Guangdong Minco-Nanling Mining Co., Ltd.” to serve as the vehicle through which the business of the Fuwan Joint Venture will be undertaken.

The Fuwan Property consists of three components: (i) the resource properties which are the subject matter of the Fuwan Exploration Permit; (ii) the resource properties which are the subject matter of the Exploration Permits as defined below; and (iii) the Changkeng Silver Interest.

The Fuwan Exploration Permit was through Minco China, from the 757 Team (see “757 Team Agreement” below). In addition, the parties agreed to acquire exploration permits for the adjacent properties through Minco China. To this end, on April 7, 2005, Minco China was issued the following three New Exploration Permits on areas surrounding the area underlying the Fuwan Exploration Permit:

(i)

Guanhuatang property (Permit No.0100000510045 expiring April 7, 2008) (attached hereto as Exhibit 2.19);

(ii)

Luoke-Jilinggang property (Permit No.0100000510046 expiring April 7, 2008) (attached hereto as Exhibit 2.20); and

(iii)

Guyegang-Sanyatang property (Permit No.0100000510047 expiring April 7, 2008) (attached hereto as Exhibit 2.21).

A permit application is still pending for the Dadinggang property.

This permit area does not form part of the Fuwan Property but is held in trust for the Fuwan Joint Venture for possible future exploration.  Minco Silver paid RMB 1.5 million (approximately $219,594) to the 757 Team in consideration for the three new exploration permits issued to it.  Under the terms of the Fuwan Joint Venture Agreement, Minco Silver and GGEDC have estimated the total cost necessary to explore and develop the Fuwan Property to be 30 million RMB (approximately $4,412,000) (the “Total Investment”).

Of the Total Investment, 10.33 million RMB (approximately $1.5 million), is to be applied towards the purchase of the Fuwan Exploration Permit from the 757 Team.  The balance of the Total Investment will be used to fund exploration and development expenses on the Fuwan Property.  As of the date of this Annual Report, Minco Silver has paid a total of 3,031,000 RMB (approximately $446,000) representing 70% of the first installment.

To earn a greater interest in the Fuwan property, Minco Silver paid an additional RMB 1,101,000 (approximately $154,000), through Minco China, to No. 757 Geo-Exploration Team in December 2005, representing the GGEDC’s 30% share of the first installment of the Fuwan exploration permit. As of December 31, 2005, Minco Silver had paid RMB 4,132,000 (approximately $600,000) in total, representing 100% of the first installment of Fuwan exploration permit.  Minco Silver now owns 100% of the Fuwan Property.

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

The Chinese mining industry has traditionally been closed to foreign participation.  However, a change in the mineral resources law implemented by China’s central government permits foreign participation.  The regulation of mining, including gold mining, in China is in a state of evolution from a totally planned, state-controlled condition to free market conditions, as experienced in developed and most developing countries.  The Ministry of Lands and Mineral Resources (“MLR”) administers geological exploration and also carries out exploration through its own personnel.  The following is a general description of China's foreign investment in China and the history of gold mining therein.

General Background

China is the world’s fourth-largest country, after Russia, Canada and the United States, with an area of over 9,596,960 square kilometres.  The population of China is estimated at approximately 1.3 billion people.  Industry is the most important sector of the economy of the China, accounting for 52.9 percent of its gross domestic product (“GDP”) in 2004.

The mining industry accounted for an estimated 6 percent of the national industrial output in 2004.  Services accounted of 33.3 percent and agriculture accounted for the remaining 13.8 percent of GDP in 2004.  In 2003, agriculture accounted for 49 percent of employment, while industry employed 22 percent and services 29 percent, with the mining industry employing more than 20 million people.  Since 1978, China has been moving from a planned economy to a more open, market-oriented system, with the result that the economic influence of privately owned enterprises and foreign investors has been steadily increasing.

The result of this economic development has been the quadrupling of GDP since 1978.  Agricultural output doubled in the 1980s, and industry has posted major gains, especially in coastal provinces, where foreign investment has helped spur output of both domestic and export goods.  Growth has not been without setbacks, as issues such as inflation, excessive capital investment, inefficient state owned enterprises and banks, and deterioration in the environment have periodically caused the State to backtrack, re-tightening central controls from time to time.

The Chinese legal system is comprised of written statutes and the interpretation of these statutes by the People’s Supreme Court.  The General Principles of the Civil Law of the PRC has been in effect since January 1, 1987.  Continuing efforts are being made to improve civil, administrative, criminal and commercial law especially since China’s accession into the WTO.  This includes the development of laws governing foreign investment in China, including a regime for Sino-foreign cooperative joint ventures and increased foreign participation in mineral resource exploration and mining.

Co-operative Joint Ventures

Cooperative joint ventures (“CJVs”) are a form of foreign direct investment in China and are governed by the Law of the PRC on Sino-foreign Cooperative Joint Ventures (implemented in 1988 and revised in 2000) and the PRC Sino-foreign Cooperative Joint Venture Law Implementing Rules (implemented in 1995) (collectively the “CJV Law”).  Foreign investment in mining in China may also take the form of Sino-foreign equity joint ventures or wholly foreign owned enterprises.  The CJV Law permits a CJV to choose to operate as a “legal person” by forming a limited liability company, subject to approval by relevant governmental authorities.

In that case, the limited liability company owns all of the CJV’s assets, and the liabilities of the investor are limited as provided in the cooperative joint venture contract entered into between them.  The CJV Law requires investors in a CJV to make an investment or other contribution, which may take the form of cash, material, technology, land use rights, or other property rights.  Investors must satisfy their contribution obligations within the timeframe prescribed by their joint entire contract subject to applicable PRC regulations.

Failure to satisfy contribution obligations by investors may lead to penalty and even to the business license being revoked by the governmental authorities.  Profits of a CJV are distributed as agreed by investors in the CJV contract and distributions need not be proportionate to each investor’s contributions. The CJV contract also determines how liquidation proceeds are to be distributed when the CJV contract is terminated.

Ownership and Regulation of Mineral Resources

Exploration for and exploitation of mineral resources in China is governed by the Mineral Resources Law of the PRC of 1986, amended effective January 1, 1997, and the Implementation Rules for the Mineral Resources Law of the PRC, effective March 26, 1994.

In order to further implement these laws, on February 12, 1998, the State Council issued three sets of regulations: (i) Regulation for Registering to Explore Mineral Resources Using the Block System, (ii) Regulation for Registering to Mine Mineral Resources, and (iii) Regulation for Transferring Exploration and Mining Rights (together with the mineral resources law and implementation rules being referred to herein as the “Mineral Resources Law”).

Under the Mineral Resources Law, the Ministry of Land and Resources (“MOLAR”) is charged with supervision nationwide of mineral resources prospecting and development.  The mineral resources administration authorities of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are charged with supervision of mineral resources prospecting and development in their respective administration areas.  The people’s governments of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are charged with coordinating the supervision by the mineral resources administration authorities on the same level.

The Mineral Resources Law, together with the Constitution of the PRC, provides that mineral resources are owned by the State, and the State Council, the highest executive body of the State, regulates mineral resources on behalf of the State.  The ownership of the State includes the rights to: (i) occupy, (ii) use, (iii) earn, and (iv) dispose of, mineral resources, regardless of the rights of owners or users of the land under which the mineral resources are located.

Therefore, the State is free to authorize third parties to enjoy its rights to legally occupy and use mineral resources and may collect resource taxes and royalties pursuant to its right to earn.  In this way, the State can direct and regulate the development and use of the mineral resources of China.

Mineral Resources Permits

The Provisions in Guiding Foreign Investment and the Industrial Catalogue in Guiding Foreign Investment, which were updated on April 1, 2002 and January 1, 2005 (collectively the “Investment Guiding Regulations”) govern foreign investment in China and categorize industries into four types where foreign investment is: (i) encouraged, (ii) permitted, (iii) restricted, or (iv) prohibited.

In mining industries, “encouraged” projects include the exploration and mining of coal (and its derived resources), iron, manganese, copper and zinc minerals, etc.  “Restricted” projects include the exploration and mining of the minerals of tin, antimony and other noble metals including gold and silver, etc.   “Prohibited” projects include the exploration and mining of radioactive minerals, and rare earth.  Foreign investment is “permitted” if the exploration and mining of the minerals is not included in the other three categories.  Subject to the Investment Guiding Regulations, foreign investment in the exploration and mining of minerals is generally encouraged, in particular in relation to minerals listed by MOLAR in its regulations, and in the western region of China.

Until January, 2000, the production, purchasing, distributing, manufacturing, using, recycling, import and export of silver was strictly regulated by the Regulations of the People’s Republic of China on the Control of Gold and Silver.  Since then however, China’s silver market has been fully opened and silver is now treated as a community not subject to any special control or restrictive regulation by the State.  However, foreign investment in the exploration and mining of silver remains restricted.

China has adopted, under the Mineral Resources Law, a licensing system for the exploration and exploitation of mineral resources.  MOLAR and its authorized provincial or local departments are responsible for approving applications for exploration permits and mining permits.  The approval of MOLAR is also required to transfer those rights.

Applicants must meet certain conditions for qualification set by the State.  Pursuant to the Mineral Resources Law, the applicant for a mining right must present stated documents, including a plan for development and use of the mineral resources and an evaluation report of the environmental impact thereof.

The Mineral Resources Law allows individuals to excavate sporadic resources, sand, rocks and clay for use as materials for construction and a small quantity of mineral resources for sustenance.  However individuals are prohibited from mining mineral resources that are more appropriate to be mined in scale by an enterprise, the specified minerals that are subject to protective mining by the State and certain other designated mineral resources, as may be determined by MOLAR.

Once granted, all exploration and mining rights are protected by the State from encroachment or disruption under the Mineral Resources Law.  It is a criminal offence to steal, seize or damage exploration facilities, or disrupt the working order of exploration areas.

Exploration Rights

Exploration permits are registered and issued to “licensees”.  The period of validity of an “Exploration Permit” can be no more than three years.  The Exploration Permit area is described by a “basic block”.  A Exploration Permit for metallic and non-metallic minerals has a maximum of 40 basic blocks.  When a mineral that is capable of economic development is discovered the licensee may apply for the right to develop such mineral.  The period of validity of a “Exploration Permit” can be extended by application and each extension can be no more than two years in duration.  During the term of the Exploration Permit, the licensee has the privileged priority to obtain the mining right to the mineral resources in the exploration area covered by the Exploration Permit, provided the licensee meets the conditions of qualification for mining rights holders.

Further, the licensee has the rights, among others, to: (i) explore without interference within the area under permit during the permit term, (ii) construct exploration facilities, and (iii) pass through other exploration areas and adjacent ground to access the permitted area.

After the licensee acquires the Exploration Permit, the licensee is obliged to, among other things: (i) start exploration within the prescribed term, (ii) explore according to a prescribed exploration work scheme, (iii) comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection, (iv) make detailed reports to local and other licensing authorities, (v) close and occlude the wells arising from prospect work, (vi) take other measures to protect against safety concerns after the prospect work is completed, and (vii) complete minimum exploration expenditures as required by the Regulations for Registering to Explore Resources Using the Block.

Mining Rights

Holders of mining rights, or “concessionaires”, are granted licenses to mine for terms of 10 to 30 years, based on magnitude of the mining project.  The concessionaires may extend the term of a mining license with an application at least 30 days prior to expiration of the term.  The user fee for the mining right is equal to RMB 1,000 per square kilometre per year.  Where there is any prior State investment in or State sponsored geological work conducted on a mineral property, the State must be compensated based on the assessed value of the State input before mining rights can be granted.

Concessionaires enjoy the rights, among others, to: (i) conduct mining activities during the term and within the mining area prescribed by the mining license, (ii) sell mineral products (except for mineral products that the State Council has identified for unified purchase by designated units), (iii) construct production and living facilities within the mine area, and (iv) use the land necessary for production and construction, in accordance with applicable law.  Concessionaires enjoy the rights, among others, to: (i) conduct mining activities during the term and within the mining area prescribed by the mining license, (ii) sell mineral products (except for mineral products that the State Council has identified for unified purchase by designated units), (iii) construct production and living facilities within the mine area, and (iv) use the land necessary for production and construction, in accordance with applicable law.

Concessionaires are obliged to, among other things: (i) conduct mine construction or mining activities within a defined time period, (ii) conduct efficiently production, rational mining and comprehensive use of the mineral resources, (iii) pay resources tax and mineral resources compensation (royalties) pursuant to law, (iv) comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection, (v) be subject to the supervision and management from both the departments in charge of geology and mineral resources, and (vi) complete and present mineral reserves forms and mineral resources development and use statistics reports, according to applicable law.

Transferring Exploration and Mining Rights

A mining enterprise may transfer its exploration or mining rights to others, subject to the approval of MOLAR or its authorized departments at provincial or local level, as the case may be.  An Exploration Permit may only be transferred if the transferor has: (i) held the Exploration Permit for two years as of the issue date, or discovered minerals in the exploration block, which are able to be explored or mined further, (ii) a valid and subsisting Exploration Permit, (iii) completed the stipulated minimum exploration expenditure, (iv) paid the user fees and the price for prospect rights pursuant to the relevant regulations, and (v) obtained the necessary approval from the authorized department in charge of the minerals.

Mining rights may only be transferred if the transferor needs to change the ownership of such mining rights because it is: (i) engaging in a merger or split, (ii) entering into equity or cooperative joint ventures with others, (iii) selling its enterprise assets, or (iv) engaging in a similar transaction that will lead to the alteration of the property ownership of the enterprise.

Environmental Laws

In the past ten years, laws and policies for environmental protection in China have moved towards stricter compliance and stronger enforcement. The basic laws in China governing environmental protection in the mineral industry sector of the economy are the Environmental Protection Law, the Environment Impact Assessment Law and the Mineral Resources Law.

The State Administration of Environmental Protection and its provincial counterparts are responsible for the supervision of implementation and enforcement of environment protection laws and regulations.  Provincial governments also have the power to issue implementing rules and policies in relation to environmental protection in their respective jurisdictions.  Applicants for mining rights must submit environmental impact “assessments” and those projects that fail to meet environmental protection standards will not be granted licenses.

In addition, after exploration, the licensee must perform water and soil maintenance and take steps towards environmental protection.  After the mining rights have expired or the concessionaire stops mining during the permit period and the mineral resources have not been fully developed, the concessionaire shall perform water and soil maintenance, land recovery and environmental protection in compliance with original development scheme, or must pay the costs of land recovery and environmental protection.  After closing, the mining enterprises shall perform water and soil maintenance, land recovery and environmental protection in compliance with mine closure approval reports, or must pay the costs of land recovery and environmental protection.

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

The establishment of FIEs requires the approval of various Chinese government authorities. Generally, the approval authority is determined on the basis of the total amount of investment involved and the location of the project in question. The State Council must approve any foreign investment projects having an investment of US$30 million or more.

The State Development Planning Commission and the Ministry of Foreign Trade and Economic Co-operation are authorized by the State Council to approve foreign investment projects of between US$30 million and US$100 million. Provincial authorities are authorized to approve projects less than US$30 million.

Chinese-Foreign Co-Operative Joint Ventures

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

The MOLAR, administers a new computerized central mineral title registry established in Beijing, which has streamlined the application for exploration and mining permits so that a maximum 40-day response time is now guaranteed.  Under existing laws, in order to form a mining joint venture, foreign companies must complete three levels of agreements. In general, the first level of agreement is a letter of intent or a memorandum of understanding, which sets forth broad areas of mutual co-operation.

The second level of agreement is a more detailed co-operation agreement which outlines the essential terms of the joint venture which will ultimately be formed.  The third level of agreement is a joint venture contract that sets out the entire agreement among the parties and contemplates the establishment of a “Chinese Legal Person,” a separate legal entity.  Before a joint venture can be created, an assessment or feasibility study of the proposed joint venture must be prepared and approved by the State Development Planning Commission (the “SPC”) or its provincial bureau.

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

Upon registration of the joint venture, a business license is issued to the joint venture.  The joint venture is officially established on the date on which its business license is issued.  Following the receipt of its business license, the joint venture applies to the MOLAR to approve and grant to the joint venture its exploration permits and/or mining licenses.

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

Resolution of Disputes

In the event of a dispute between the parties, attempts will be made to resolve the dispute through consultation.  This is the practice in China and the Company believes that its relationship with Chinese governmental entities is such that it will be able to maintain a good working relationship with respect to the operations of its joint venture enterprises.

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

C.

ORGANIZATIONAL STRUCTURE

Minco Mining was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name “Caprock Energy Ltd.”  On February 19, 1996, current management acquired its interests in Minco Mining pursuant to the “PCR Agreement,” and the “Teck-Cominco Agreements”.  The following chart sets forth the Company's corporate structure, including its significant subsidiaries, related parties and their jurisdictions of incorporation along with the various mineral properties held by each of them, as at the date of this Annual Report:

INTERCORPORATE RELATIONSHIPS

Notes to Intercorporate Relationships:

(1)

Registered in the name of Minco China and held in trust for the Company.

(2)

The Company’s 51% interest in the Changkeng Silver Interest which represents the assignment by Minco Mining of its 51% interest therein is dependent upon Minco Mining maintaining its interests in the Changkeng Property in accordance with the terms of the Changkeng Joint Venture Agreement.

Minco Mining has three subsidiaries with current or planned business operations, which are all created for the exploration and acquisition of mineral projects in China as described below. With the exception of Minco Silver, these subsidiaries are wholly-owned.

•

Minco Silver Corporation, incorporated on August 20, 2004, under the laws of British Columbia.  This company was incorporated to acquire and develop silver projects in China and is currently involved with the development of the Fuwan silver property in Guangdong Province, China.  At December 31, 2004, the Company owned a 70% interest in Minco Silver but following a subsequent financing by Minco Silver, Minco Mining’s interest decreased to 55.56%.  As at December 2, 2005 Minco Silver became an issuer on the Toronto Stock Exchange under the symbol “MSV”.  As of the date of this Annual Report Minco Silver owns 100% of the Fuwan silver project.

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

•

Minco Mining (China) Corporation, incorporated in China on May 12, 2004, for the purposes of  managing Minco Mining’s projects in China, enhancing the Company’s management team in China, and expanding upon certain mining activities (such as staking) in China.  This company currently has eight full time and part time employees.

D.

DESCRIPTION OF PROPERTIES

The Company plans to develop its base metal projects (currently White Silver Mountain) in Minco Base Metals while retaining its gold projects (Changkeng, BYC, Gobi, Yangshan, Anba, Western Extension of Yangshan) in Minco China under the main umbrella company, Minco Mining. The following is a discussion of the properties that Minco Mining holds directly and through its subsidiaries.

CHANGKENG GOLD PROPERTY

The background of the Company’s Changkeng gold property is useful in understanding the history and circumstances of the Fuwan Property.  On September 28, 2004, the Company signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.  Pursuant to the contract, the Company and its partners will form a Sino-Foreign Joint Venture known as Guangdong Minco-Jinli Mining Co. Ltd. (the “Jinli JV”), with a total investment of 100 million RMB (approximately $14.5 million), to explore and develop the Changkeng gold deposit.  To earn 51% equity interest in the Jinli JV, the Company will contribute 51 million RMB (approximately $7.4 million) in six installments. The information for the six installments is described in detail in the Company’s MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

The Jinli JV is to acquire the Changkeng 119 ha exploration permit from the No. 757 Exploration Team of Guangdong Geological Exploration Bureau.  The value of the exploration permit has been appraised at 33 million RMB (approximately $4.8 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China.  The Jinli JV is to pay the 33 million RMB for the exploration permit in three installments within 360 days of the Jinli title transfer.  The remaining 67 million RMB will be used for project exploration and feasibility studies on the mine property.

Silver dominant zones that form part of the Fuwan silver deposit extend underneath the Changkeng exploration permit as zones that are geologically distinct from the Changkeng gold dominant zones. The 51% interest of Minco Mining in the silver dominant zones residing on the Changkeng exploration license was assigned to the Company by Minco Mining pursuant to the assignment agreement dated August 20, 2004.

The original Changkeng exploration permit, which expired in September 2004, was renewed in August 2005 and is presently held by the No. 757 Exploration Team.  Minco Mining is presently waiting for completion of the Jinli JV approval process.

Location

The Changkeng gold deposit is located approximately 45 km southwest of Guangzhou, the capital city of Guangdong Province, China. The project is located close to well established water, power and transportation infrastructure.

Background

Gold was discovered at Changkeng in early 1990 by systematic follow up of stream sediment and soil geochemical anomalies identified from surveys completed by the Guangdong Provincial government (Regional Geological Survey Team of Guangdong Bureau of Geological Exploration). Illegal, small scale mining began in 1991 and removed most of the oxidized, near surface mineralization.

Based on 8 trenches and 21 diamond drill holes, the Guangdong Provincial exploration team (757 Geological Exploration Team) completed an assessment of the deposit in 1993 and estimated there was potential for 3.43 million tonnes at 7.9 grams gold/tonne (870,000 oz Au). According to Canadian National Instrument 43-101, this resource must be considered conceptual in nature as there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property.

Since 1949, mineral exploration in China has been performed at all scales by professional geologists and engineers organized into a series of brigades, each with specific mandates, geological, geochemical, mineral deposits evaluation, etc.  There is no historical record of gold mining in the area before the discovery of gold in early 1990.  Small-scale mining activities began in 1991 and a large portion of the oxidized mineralized zones between lines seven and eight have been mined out.  A summary of this history follows:

1959 – 1971

Geological exploration for pyrite, coal and uranium was carried out intermittently by different geological teams.

1986 – 1989

The Chinese government's Regional Geological Survey Team of Guangdong Bureau of Geological Exploration conducted a regional stream-sediment sampling program at 1:200,000 scale.  Significant gold and silver geochemical anomalies were delineated in the Changkeng-Fuwan area.  The gold and silver anomalies were followed-up with detailed soil sampling at 1:50,000 scale and it was proved that there is good potential for gold-silver mineralization in the area.

1990 – 1994

The Changkeng-Fuwan gold and silver deposits were discovered in 1990 during the following-up of the 1:50,000 soil geochemical anomalies by the 757 Geological Exploration Team (“757 Team”).  Detailed exploration was conducted at the Changkeng-Fuwan gold and silver zone and its adjacent area from 1990 to 1995.

1990

Report on reconnaissance investigation of gold mineralization in Changkeng, Gaoyao County, Guangdong Province was completed by the 757 Team.

1992

Geochemical soil sampling and mercury survey over the Luzhou-Shizhou area of 24 square kilometres to the south of Changkeng-Fuwan gold and silver deposits were conducted at 1:10,000 scale.  Test drilling over two geochemical anomalies intersected silver mineralization at Deiping and Luzhou areas.

1993

Seismic and electrical surveys were conducted along nine profiles over the Luzhou-Shizhou area.  Sections with good potential for gold and silver were delineated.

Longnan Properties (Yangshan, Yejiaba and Xicheng East Projects)

Minco Mining’s wholly-owned subsidiary, Minco China, presently holds 13 exploration permits in Longnan region of south Gansu Province. Ten of the permits are located in the Yangshan belt situated east and north the Anba deposit.  Three permits are located in a geological terrain immediately north of the Yangshan belt and are referred to as the Xicheng East permits.  All 13 exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar that at Anba and other gold deposits in the region.

The Longnan properties fall within the Qinling gold field, which hosts numerous sediment-hosted, disseminated gold deposits, some of which are producing mines.  Chinese authorities estimate the Qinling Gold Field contains a total of 16 million ounces in deposits that are either in production or have been drilled.  Numerous gold geochemical anomalies have been identified over favourable structures and geological horizons.  Exploration following up on geochemical anomalies resulted in the discovery of several gold deposits, including the Anba deposit.  In the Qinling area, Devonian sedimentary formations are the principal hosts to sediment-hosted disseminated gold mineralization.

These rocks are flanked to the north by the Hubei Craton and intruded by a sequence of younger (Mesozoic) calc-alkaline intrusive rocks. These sequences may be divided into three principal units with an overall east-west orientation which are an expression of three sub-basin assemblages. The northern assemblage is the Tangzang-Shanyang sub-basin and the southern assemblage is the Hueixian-Xunyang sub-basin. Most of the mineral occurrences within this belt are contained with the Fengxian-Zhengan, sub-basin.

The Fengxian-Shengan sub-basin contains the several Devonian-aged carbonate sequences; most of the sequences are dominated by fine grained clastic sediments, calcareous sandstones, shales, medium to thick bedded micritic limestones and bioclastic limestones. Triassic-aged assemblages may be structurally interleaved within the Devonian section. Very significantly, several important occurrences in this area, including Dongbeishai are hosted in fine grained black clastic sedimentary rocks with very high organic content and significantly elevated regional background gold content of 21.06 to 30.70 parts per billion gold in rock, which is 10 to 15 times above the regional background.

Throughout the Qinling basin, host rocks to most of the gold deposits are more common near the transitional zone between carbonate and siliclastic rocks, and many of the occurrences are hosted in sandstones and calcareous sandstones.  At least six large late Mesozoic granitic intrusions, several small Middle Paleozoic basic intrusions, and andesitic porphyritic intrusions cut the Devonian to Triassic section in the Qinling area. Dike rocks and small intrusions are locally gold mineralized.  These intrusive rocks have geochemical signatures enriched in tin, tungsten, molybdenum and bismuth. The distribution of the Palaeozoic rocks are controlled by a group of arcform, translational and north verging thrust faults. Major sediment-hosted disseminated gold deposits including Yangshan, Xinguan, and Caodi are all found along the roughly east westerly-trending arcform faults.

2005 Exploration

In November 2005, the Company completed a semi-regional stream sediment geochemical survey within nine of the Yangshan permits and the three Xicheng East permits.  The survey covered approximately 1000 km2 and involved collection of stream sediment samples from active drainages at a density of approximately 4 samples per km2.  Results from this program will increase the resolution of the broad regional anomalies and allow the Company to focus follow-up exploration within this large area.  Final analytical results of the program are pending with approximately 80% of the results received by year end.

Exploration Plans for 2006

Follow-up of drainage geochemical anomalies by a combination of geological mapping, prospecting, ridge and spur soil sampling, grid soil sampling and trenching is proposed.  The first priority is to complete geological mapping and prospecting in the anomalous areas and set priorities for follow-up programs.  In areas obscured by cover, soil sampling be used to evaluate mineralization potential.  Finally, trenching of soil anomalies will be undertaken to develop drill targets.

YANGSHAN GOLD BELT – WEST EXTENSION PROPERTIES

Property Description and Location

Minco-Qinqi  – West Extension Properties

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

The total initial investment in the joint venture will be 7.5 million RMB (approx. US$960,000), 75% contributed by the Company and 25% contributed by GBGE (being the consideration for vending in the Exploration Permits they hold on the three areas).  A joint venture contract was signed subsequently on March 1, 2004. Total expenditures funded by the Company from inception to December 31, 2005 are $421,496.  Minco Mining is in the process of obtaining the required government approval, including a business license and exploration permit transfer for the three properties.  The documents for the exploration permit transfer have been submitted. Once the exploration permit is transferred from No. 2 Exploration Institute to Qinqi, then the Gansu JV may start the title transfer from Qinqi to the JV. At that point, Minco Mining will recommence its exploration program.

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

Land for major mining infrastructure would therefore be had at a premium.  Wheat production takes up the largest areas, but all manner of cool-climate cereals, oil-seeds, vegetables, fruits, and spices are sown and various animals are husbanded.  Small villages are scattered throughout area.  Most villages have electricity and some people have satellite television. Cellular telephone coverage is complete except in the most remote valleys.

Temperatures range from –130C to 00C in January and 160C to 280C in July with approximately 300mm to 350mm of precipitation annually.

Access to the GNW license is via a paved road along the Baishui, or White Water River about 20 kilometres westerly up the river from the County Seat at Wenxian. Access to the edge of the HYG license is along the same road approximately 20 km upstream. Within the GNW, concession access is by two dirt roads up from the river valley into the area where mining is being undertaken.  There is no wheeled access to any part of the HYG license which is precipitous and difficult.  Helicopter transport is not an option.  The GJG license is in a remote, mountainous part of the Gansu Province.  Access is by poor road south approximately three hours from the County Seat at Lixian and then by a precipitous road three hours south and west over a mountain range.  Normal wheeled access would be impossible in the rain or snow and the exploration season is from approximately April through October, dependent on weather conditions.  Hydro-electric power is generated between the GNW and HYG license areas.  Only small-capacity lines are available near the GJG.

Exploration History

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

Guanniuwan (GNW)

In 1995, a strong gold, arsenic, antimony and mercury anomaly was explored by detailed work including soil geochemistry, mapping, and trenching.  Two zones, a North Zone and a South Zone were identified.  This was followed-up in 1996 by the driving an adit in the North Zone and the mining and processing of 20,000 tonnes of material by a cyanide heap-leach.  This test recovered 800 grams of gold for a recovered grade of 0.04 grams per tonne gold and no further work was done.  It is the opinion of the Chinese geologists at GBGE that the test was not successful because the mineralization tested was likely taken from sulphide-rich zones below surface oxidation.

While there is some uncertainty in the exploration work which is brought about by the failure of the mining test to recover a significant amount of gold, the continuing activity by illegal miners shows that gold in economically interesting amounts occurs in areas covered by the geochemical and trenching data.  In the intervening years several hundred illegal miners in over one hundred small groups have entered the property, extensively mined the South Zone, and have discovered and are mining an extension of the mineralization in a zone about two kilometres to the west.  Various other smaller mining locations can be seen scattered about the license area.

The miners are using cyanide leaching to process the oxidized ores being recovered from numerous adits and pits.  Technical details of this work do not exist, but it is likely that much of this oxidized material has been moved and processed using hand carts and small tractors.

Hongyangou (HYG)

The exploration history at HYG ended with the delineation of a stream sediment anomaly in 1986.  There are reports that two families are mining in two separate remote areas of the license, but this has not been verified on the ground.

Guojiagou (GJG)

The GBGE completed a small amount of trenching on a stream sediment anomaly discovered in the 1980s, however it has been over ten years since this work was done.  In the meantime about ten groups of small miners have been processing tiny amounts of oxidized material from the geochemically anomalous area.  The amount of material moved by these groups is insignificant, amounting to much less than one tonne per day in total.

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

The local geology within the three licence areas is described below.

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

Hongyangou (HYG)

The HYG area is approximately 20 kilometres north from GNW and is mapped as being in the same Middle Triassic sequences as the GNW.

Guojiagou (GJG)

At GJG, Triassic limestone and fine clastic sediments have been altered to marble, hornfels and minor skarn by an elongate granodiorite intrusion.  The intrusion has bowed the flanking sediments into an antiform over a three kilometres distance and produced a series of north-south trending faults.  Skarn observed in the area of most interest is in the form of a weak fine grained greenish rusty endoskarn, while the hornfels is fine grained tremolite with patchy fine grained biotite.

Exploration and Development

2004 Exploration Program

Verification trench grab sampling was undertaken on the Guanniuwan and Guojiagou licences under the supervision of Mr. Folk and assayed at the Central Laboratory of the Institute of Geophysical and Geochmical Exploration, Chinese Academy of Geosciences, Langfang, Hebei.

In all cases the trenches which were excavated almost eleven years ago, have been either destroyed by the work of illegal miners or have caved in and become completely overgrown.  Six trenches were cut at the North Zone and seventeen excavated at the South Zone.  Below is a summary of the historical trenching results by GBGE over 1.0 gram per tonne gold.

Trench Results at GNW

ZONE	TRENCH NO.	LENGTH (m)	AU G/T
South Zone	TC301	6.97	2.63
South Zone	TC301	2.05	1.08
South Zone	TC8	2.07	2.72
South Zone	II	4.96	2.22
South Zone	III	1.45	3.19
South Zone	TC16	3.22	9.62
South Zone	TC16	1.56	1.63
South Zone	TC22	8.90	1.00
South Zone	TC40	2.5	1.06
South Zone	TC9202	2.22	4.17
South Zone	TC8402	10.20	1.69
South Zone	TC8402	5.55	1.67
South Zone	TC7602	14.48	1.73
South Zone	B	7.02	3.62
South Zone	TC10002	4.95	2.84
South Zone	B	3.3	1.84
South Zone	TC11602	3.71	1.86
North Zone	TC201	1.95	1.52
North Zone	TC001	6.58	1.18
North Zone	TC001	8.46	3.20
North Zone	TC001	15.04	2.20
North Zone	TC701	9.2	2.14
North Zone	TC1501	6.70	1.39

The table above shows a fairly consistent zone in North Zone trenches TC001, TC701, and TC1501 which covers a strike length of approximately 150 metres.

The exploration program on Guanniuwan (“GNW”) comprised 1:2,000 scale geological mapping covering 3 square kilometres; re-sampling of old trenches, artisanal mining pits and adits; and driving of two adits. A total of 415 channel samples were taken. Two gold mineralization zones (North Zone and West Zone) discovered previously were traced from a surface mapping and trenching program. One adit (PD2301) was driven to 100 metres in the North Zone and a second 100 metre adit (PD15903) was driven in the West Zone. The latter adit had not reached the target mineralized zones by season’s end.

No exploration work was carried out on the Hongyangou permit in 2004.

At Goujiagou (GJG), a soil-sampling program in 2004 on a 100 metre by 40 metre grid was completed and 2,412 soil samples were collected and assayed for gold, silver, arsenic, antimony, bismuth, mercury, copper, lead, zinc and tungsten. A very strong gold anomaly, about 4 kilometres long and 400 to 1000 metres wide, is delineated by using a 40 parts per billion gold cut-off. This east west trending gold anomaly is along the altered contact zone between Triassic limestone and fine classic sediments and an elongate granitic intrusion.

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

The clearest verification of the gold values reported by the GBGE lies in the exploitation of the anomalous areas by “illegal” miners.  The data has been generated with proper procedures and has been accurately transcribed and is being used suitably because field examinations show that the maps are accurate.  There is no evidence of metallurgical testing being carried out on material from the subject properties.  Mineral processing by “illegal” miners is being done at this time on at least two of the licenses, the GNW and GJG.  However the technical details of the various operations are not known.

2005 Exploration Program

An underground aditting program was completed on the Guanniuwan permit by the No. 2 Exploration Institute of Gansu Province but the results were not made available to the Company.

2006 Exploration Program

The exploration plans described for each individual permit are described below and will be executed once government approval of the joint venture has been obtained

Guanniuwan (GNW)

Artisanal mining activity on surface oxidized material in the three zones on the GNW, each approximately 1 kilometre strike, indicates potential in the area. Since there are extensive surface gold showings on the property, an underground aditting program combined with diamond drilling is contemplated.

Hongyangou (HYG)

A detailed drainage geochemical survey will be used to target areas for follow up by geological mapping and soil sampling leading to generation of drill targets.

Guojiagou (GJG)

A strong gold anomaly that extends for 4 kilometres along strike and is 700 metres wide was defined from a soil sampling program completed late in 2004. Systematic trenching along this anomaly is planned to develop drill targets.

ANBA PROPERTY

Gansu Keyin Mining Co. Ltd. and Minco Mining’s joint venture (the “Keyin”), signed a joint venture agreement in principal with the Gansu provincial government and two other companies in October 2003 for the exploration and development of the Anba gold property in the Yangshan gold field (the “YGM JV”). The Keyin will earn 40% interest in the YGM JV through investment of approximately $3.5 million over five years. The exploration permit, valid until June 2006, is expected to be transferred into the YGM JV once the definitive joint venture contract has been signed and all requisite approvals have been obtained. The Keyin JV has applied for a business license.

In April 2004, the board of directors of Keyin JV agreed to pay 3 million RMB (approximately $440,000) to a company engaged to prepare the transfer of the exploration permit to YGM JV. The Company advanced RMB 2 million (approximately $295,000) but that company was unable to fulfill all the required duties. The Company has demanded that the RMB 2 million be returned but the ability to collect this amount is uncertain and so the Company has recorded a provision for doubtful accounts, which is considered part of the exploration cost of the project.  Should these funds or any parts thereof be collected in the future, the amount will be recorded as exploration costs recovery.

The Company does not plan to undertake any exploration until the exploration permit has been transferred to the YGM JV.

Property Description and Location

The Yangshan Gold Field is located in the central part of the west Qinling gold belt which hosts numerous Carlin-style gold deposits with total proven gold resources of over 16 million ounces.  The northeast trending Yangshan Gold Field is approximately 90 kilometres long.  Many gold geochemical anomalies have been identified over favorable structures and geological horizons.  Several anomalies have been partially explored, leading to the discovery of several gold deposits, including the Anba property.  The license area is 1.45 square kilometres and is located at about 30 kilometres north of the county town of Wenxian County.  Highway 212, a two-lane asphalt highway, passes through the license area and the nearest railway station lies 186 kilometres from the area.  The license area is defined by the following geographic coordinates:

(1)

104o39’27”, 33o02’27”;

(2)

104o39’17”; 33o02’47”;

(3)

104o40’50”, 33o02’47”; and

(4)

104o40’40”, 33o03’06”.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Anba Project is located in the southern terminus in the Province of Gansu in a region dominated by north-northwest trending major valleys and moderate population density.  Climate is moderate, with temperatures ranging from –13o C to 0o C in the coldest winter month of January, increasing to 16o C to 28o C during the summer month of July.  Total annual rainfall in the district averages between 300 and 350 millimetres, and dryland agricultural methods are common in this area.  Estimated population density in the southern Gansu area is in a range of 100 to 249 people per square kilometre.

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

1982 – 1984:

Regional geochemical stream sediment sampling was conducted by the Gansu Geochemical Survey Team (now restructured as No. 2 Geo-exploration Institute).  Strong geochemical; gold, arsenic, antimony and mercury anomalies were delineated along the regional arcform faults.  These programs were part of a continent scale geochemical exploration program instituted by the Chinese government beginning in 1979 and covering greater than 5 million square kilometres of Chinese territory.

1985 – 2004:

Follow-up of the regional geochemical anomalies and detailed geological exploration has been carried out by different geological organizations in the Yangshan area.  These activities have led to some important discoveries such as Caodi, Xinguan, and Yangshan gold deposits.

Over the past five years, diamond drilling on the property has been conducted using one large Russian model diamond drill rig, which has successfully completed 22 vertical diamond holes.  Drilling was largely completed during the months March to October with an extended field break taken during the winter months.  During this same period, underground drifting, metallurgical samples and preliminary resource calculations have been undertaken.

Geological Setting

The Anba permit falls within the Qinling gold field, which hosts numerous sediment-hosted, disseminated gold deposits, some of which are producing mines.  Chinese authorities estimate the Qinling Gold Field contains a total of 16 million ounces in deposits that are either in production or have been drilled.  Numerous gold geochemical anomalies have been identified over favourable structures and geological horizons.

Exploration following up on geochemical anomalies resulted in the discovery of several gold deposits, including the Anba property.  In the Qinling area, Devonian sedimentary formations are the principal hosts to sediment-hosted disseminated gold mineralization. These rocks are flanked to the north by the Hubei Craton and intruded by a sequence of younger (Mesozoic) calc-alkaline intrusive rocks. These sequences may be divided into three principal units with an overall east-west orientation which are an expression of three sub-basin assemblages. The northern assemblage is the Tangzang-Shanyang sub-basin and the southern assemblage is the Hueixian-Xunyang sub-basin. Most of the mineral occurrences within this belt are contained with the Fengxian-Zhengan, sub-basin.

The Fengxian-Shengan sub-basin contains the several Devonian-aged carbonate sequences; most of the sequences are dominated by fine grained clastic sediments, calcareous sandstones, shales, medium to thick bedded micritic limestones and bioclastic limestones. Triassic-aged assemblages may be structurally interleaved within the Devonian section. Very significantly, several important occurrences in this area, including Dongbeishai are hosted in fine grained black clastic sedimentary rocks with very high organic content and significantly elevated regional background gold content of 21.06 to 30.70 parts per billion gold in rock, which is 10 to 15 times above the regional background.

Throughout the Qinling basin, host rocks to most of the Chinese gold deposits are more common near the transitional zone between carbonate and siliclastic rocks, and many of the occurrences are hosted in sandstones and calcareous sandstones.  At least six large late Mesozoic granitic intrusions, several small Middle Paleozoic basic intrusions, and andesitic porphyritic intrusions cut the Devonian to Triassic section in the Qinling area. Dike rocks and small intrusions are locally gold mineralized.  These intrusive rocks have geochemical signatures enriched in tin, tungsten, molybdenum and bismuth. The distribution of the Palaeozoic rocks are controlled by a group of arcform, translational and north verging thrust faults. Major sediment-hosted disseminated gold deposits including Yangshan, Xinguan, and Caodi are all found along the roughly east westerly-trending arcform faults.

Exploration and Development

Following the definition of geochemical anomalies in the Yangshan belt, and very early geological evaluations by the local Chinese geological brigades, the more detailed development and exploration of the Anba occurrence was performed by Gold Headquarters (“GH”), which is a branch of the military that specializes in gold exploration.  It is the mandate of the GH to find and explore precious metals deposits. Placing the occurrence into production is the mandate of another government branch within the Non-Ferrous Bureau of Mines.

The previous exploration programs on the property were successful in:

(1)

Implementing a broad based diamond drill program, consisting of 22 diamond drill holes totaling 7,964.86 metres, and utilized a single diamond drill. The drill rig is of Russian design and utilizes a 12 metre mast. Inclined drilling is possible but most boreholes were drilled vertically;

(2)

Implementing 1,262 metres of underground exploration development, which sampled portions of two zones;

(3)

Creating a database so a resource calculation could be performed; and

(4)

Calculating a resource.

The interpreted version of the methodology and results from the past programs used at the site from Chinese government reports, which include methodology, quality of exploration works and comments, collection, preparation, analysis and quality monitoring of samples may be found in a technical report filed on SEDAR on February 4, 2004.   To view this document, please visit www.sedar.com.

Drilling

In past programs a total of 7,965 metres of core, distributed among 22 holes were drilled.  Geotechnical data was collected and recovery, RQD and structural logging was performed.  It is unknown if photographs were taken of the core.

Collar locations were surveyed using EDM station with a survey accuracy of ±0.12 metres. The Chinese requirements are 0.30 metres accuracy.  Downhole surveys were conducted using a CQ-1 instrument which is a Chinese downhole instrument. Surveys measured inclination and azimuth and were taken every 100 metres; the drill hole deviation was less than 5 metres.  For the geological interpretation cross-sections at 1,000 scale spaced 400 and 200 metres apart were created. The sections include the trenching and underground data. The sections are interpretative in nature, because of the distance between pierce points on most sections or number of holes on a section. Further details on how work was performed are unavailable at this time.

Sampling and Analysis

Assay intervals were commonly based on 1.5 metres intervals, although interval widths were also controlled by geological, structural or mineralogical contacts.  All cores were half-split by a member of the GH. For security, the GH is a police branch and has the resources available to protect and secure its property as required. The samples were transported by truck from the field to the Government labs in Chengdu by members of the GH.

No sample collection was permitted in the current due diligence study conducted in preparation of a Technical Report previously submitted. As a consequence, no independent assays are available for comparison with the Chinese data.  Anecdotal information suggests that a system for duplicate samples was used as checks in the sampling system for the historical sampling on this project.  Samples were sent to the main lab plus other check labs.  The Chinese summary data suggests that between 1999 and 2002, 197 samples were sent as check samples in seven batches over three seasons.  Results ranged between 78.9 % accuracy on one batch and 96.5% on another batch averaging 86.42% accuracy. Other labs checked 137 samples with results of 87.6 % accuracy.

Mineral Resource and Mineral Reserve Estimates

A mineral resource estimate was made by the GH and reviewed by an independent panel of Chinese professionals.  Thereafter a resource calculation was evaluated and a valuation created by an independent group. The independent group consisted of:

(1)

Appraisal Agency: Beijing Headmen Mining Rights Appraisal Firm (License No. 1100002367861(1-1)).

(2)

Appraisers:

(i)

Mr. Li Hongguang, Mining Rights Appraiser, bearing certificate issued by the Ministry of Land and Resources

(ii)

Mr. Peng Shaoxian, Mining Rights Appraiser, bearing certificate issued by the Ministry of Land and Resources

The independent group reviewed the data and the procedure for the resource for suitability and national standards. They found the resource estimation to be conducted within their regulations and standards. The estimation adheres to “Classification of Solid Mineral Resources and Ore Reserves” promulgated by the State Monitoring Bureau of Quality and Technology of China.  The results of the Chinese calculation for Yangshan Anba Property are shown below.  According to Canadian National Instrument 43-101, the resources reported below must be considered conceptual in nature as there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property.

Vein#	Ore body#	Resource Category	Resource of Ore (t)	Average Grade (grams per tonne)	Average Width (m)	Gold Metal (t)
305	305-I	333	8453500	6.07	4.83	51.308
314	314-I	332	724921	5.89	9.24	4.267
		333	5938028	5.36	5.51	31.799
307	307-I	333	13186	4.94	1.04	0.065
	307-II	333	86716	3.22	1.41	0.279
313	313-I	333	481086	3.36	2.39	1.616
	313-II	333	13491	6.97	1.91	0.094
	313-III	333	327521	3.59	2.46	1.176
	313-IV	333	32687	3.2	5.56	0.125
319	319-I	333	8361	3.41	1.79	0.028
	319-II	333	21720	3.35	1.62	0.073
322	322-II	333	18636	4.25	1.46	0.079
323	323-II	333	20552	4.00	3.27	0.082
TOTAL		332	724921	5.89		4.267
		333	15415484	5.62		86.724
		332+333	16140405	5.64		90.991

The Chinese resource estimation was created using a polygonal method in vertical long section planes parallel to the general strike of the deposit. There were ten structural units estimated with 305 and 314 being the largest Zones. There were 68 individual polygons created for the Chinese estimate. It is assumed that the Chinese base their criteria on the Chinese mining and exploration experiences.  The following a list of criteria used to for the resource estimation

•

Cut-off for composite: ≥ 1grams per tonne

•

Minimum Polygon Grade: ≥3 grams per tonne

•

Average Grade of Deposit: ≥5 grams per tonne

•

Minimum Mineable Width: 0.8 metres

•

Minimum Width of Internal Waste: ≥2 metres

With the above criteria the polygons were created and modified to meet the above criteria.  The delineation and inference of ore bodies is based on “Classification of Solid Mineral Resources and Ore Reserves” promulgated by the State Monitoring Bureau of Quality and Technology of China.

Delineation of ore body

Delineation of ore body strictly follows geological conditions and economic index. In principle, all samples with grade equal or greater than cut-off grade will be included in resource calculation. In cases that grade of individual exploration work and block is reduced to less than minimum economic grade, low-grade samples at margins will be excluded to meet the minimum economic grade.  All the samples of internal waste with length greater than the maximum allowable width have to be excluded in resource calculation.  Ore bodies are connected with direct lines between individual exploration works in the same structure and mineralization zone.

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

For resource estimation of resource category 333** in the major ore veins, intersection in surface exploration works* is inferred to 50metres outwards along strike and that in deep exploration works* is inferred to 100 metres along strike and 80 metres along dip direction.   Major considerations include:

(1)

Delineation of blocks is basically according to the 400 metres space of the exploration lines.

(2)

Occurrence of ore vein is similar in one block.

(3)

Ore vein is continuous without significant displacement of faults in one block.

(4)

The category of resource is the same in one block.

(*)

“Exploration works” means any drilling intercepts, trench sample, underground sampling.

(**)

“Category 333” is a Chinese Government resource ranking description, the lowest resource category in the Chinese system.

The intercepts used to estimate the grade and volume of zones 305 and 314 are listed below.

INTERCEPT COMPOSITE	True Width (m)	Horizontal Width (m)	Grade grams per tonne
BT513	2.98	3.9	5.94
BT515	8.21	10.73	8.21
BT549	5.58	7.07	3.74
CM352	1.05	1.49	3.17
CM352	4.221	5.97	4.21
PD311	4.6	6	2.98
TC313	3.17	5.04	4.33
TC351	1.17	1.45	1.78
TC371	1.32	1.42	3.14
TC507	3.6	5.1	4.76
TC509	9.44	11.61	4.23
TC555	7.63	10.22	4.67
TC559	11.98	13.07	5.75
ZK001	2.53	2.82	6.82
ZK001	1.26	1.41	1.32

INTERCEPT COMPOSITE	True Width (m)	Horizontal Width (m)	Grade grams per tonne
ZK0115	0.71	0.82	8.3
ZK035	3.76	4.68	14.35
ZK041	1.1	1.23	1.08
ZK043	1.04	1.15	6.26
ZK059	0.82	1.01	1.24
ZK073	18.33	21.66	9.88
ZK073	1.66	1.96	1.66
ZK093	11.26	13.79	8.41
ZK111	2.08	2.43	4.06
ZK133	4.5	4.94	2.96
ZK133	0.86	0.94	0.86
ZK139	1.46	1.6	3.38
ZK170	6.03	6.44	4.72
ZK211	9.82	11.48	5.02
ZK251	1.32	1.53	3.84
ZK291	1.56	1.98	9.94

Intercepts used for Zone 314 are listed below.

INTERCEPT COMPOSITE	True Width (m)	Horizontal Width (m)	Grade grams per tonne
BT505	7.48	8.7	3.61
BT515	8.27	10.81	6.67
CM01	4.52	4.95	5.37
CM03	19.83	22.9	6.17
CM05	14.75	18.01	8.72
CM331	21.8	22.8	6.65
PD311	4.26	4.89	3.26
TC331	3.23	3.98	4.37
TC351	1.22	1.5	2.06
TC503	13.6	15.9	7.04
TC559	4.72	8.96	3.35
ZK003	2.95	3.26	2.74
ZK0115	0.87	1.09	2.14
ZK035	7.75	10.62	3.1
ZK043	2.26	2.52	3.34
ZK059	2.33	3.05	4.78
ZK073	1.72	2.1	2.15
ZK091	6.14	8.42	3.64
ZK093	1.93	2.64	4.45
ZK139	0.98	1.26	4.2
ZK170	5.15	5.49	3.77

INTERCEPT COMPOSITE	True Width (m)	Horizontal Width (m)	Grade grams per tonne
ZK211	7.45	8.72	4.6
ZK251	0.81	0.95	4.02
ZK291	2.1	2.57	2.17

The Chinese resource was calculated to the edge of the property line so there is no room on the property for strike extension and there is limited down dip extension (estimated about 250 metres available for down dip) of the resource at this time due to property boundary.

Company Exploration Program

The Company will participate in the detailed exploration and development of the Anba gold deposit through its interest in Yangshan Gold Mining Co., Ltd.  An exploration program was recommended for 2005 and 2006 and has now been deferred to 2006.

2005 Exploration Program

No exploration was undertaken in 2005.

2006 Exploration Program

The Company, together with its partners, plans to participate in the detailed exploration and development of the Anba gold deposit through its interest in Yangshan Gold Mining Co., Ltd.  During 2005, the Company plans to complete the following work program:

-

verify all raw data including re-sampling core for data consistency;

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

-

initiate work towards a scoping study.

The Company is currently awaiting government approval of the joint venture and will not undertake any exploration until the necessary approvals are received

BYC GOLD PROPERTY

On November 18, 2002, the Company entered into an agreement with the Inner Mongolian Bureau of Non-Ferrous Metals and Exploration, the license holder of the BYC gold project, to acquire a majority interest in the BYC gold project located in central Inner Mongolia, China.

In July 2003, the Company and the Inner Mongolia Bureau of Non-Ferrous Metal Exploration formed the Inner Mongolia Huayu-Minco Mining Co. Ltd. to explore and develop the BYC gold project.  In October 2003, the Company entered into a joint venture with New Cantech Ventures Inc. (“New Cantech”).

In 2003, Minco Mining entered into a letter agreement with New Cantech whereby New Cantech acquired two options to acquire up to a 60% interest in Minco Mining’s BYC Gold project in Inner Mongolia, China.

The first option is exercisable to acquire a 51% interest in the BYC property by issuing 500,000 common shares in the capital stock of New Cantech and by spending $2.4 million in exploration over three years. The agreement was amended in March 2004 and in April 2005 so that New Cantech could exercise the first option by issuing to Minco Mining 500,000 common shares in the capital stock of New Cantech and by incurring a total of 12 million RMB (approximately $1.76 million) in three installments as follows:

1)

2 million RMB (approximately $294,000) on or before March 22, 2005, which has been completed;

2)

4 million RMB (approximately $588,000) on or before March 22, 2006 of which $392,918 had been advanced as of March 13, 2006; and

3)

6 million RMB (approximately $881,000) on or before March 22, 2007.

The second option is exercisable to acquire a further 9% interest in the property by bringing the project to pre-feasibility stage. The BYC project has all permits necessary to pursue exploration on this property.  Pursuant to the letter agreement, New Cantech has issued to Minco Mining common shares of New Cantech as follows:

•

September 2005 – 50,000 common shares at $0.30 per share for $15,000;

•

May 2005 - 100,000 common shares at $0.21 per share for $21,000; and;

•

Year ended December 31, 2004 - 250,000 common shares at $0.34 per share for a value of $85,000 and 100,000 common shares at $0.37 per share for a value of $37,000

This large property covers approximately 100 individual gold showings related to shear-hosted fracture systems within or peripheral to an elongate granite intrusion. The focus of recent exploration has been the “North Zone”, which is located on the north-west contact of the granite intrusion.  It is estimated that, illegal local miners have removed approximately 400,000 tonnes of near surface oxide ore before being expelled by authorities. In New Cantech’s program, six diamond drill holes were drilled in 2004 aggregating 1,434.5 metres in the North Zone and its north-east projections.  Geological mapping, trenching and sampling was completed in 2004 and 2005 to supplement diamond drilling information and contribute to understanding controls on mineralization.  A diamond drill program consisting of 1,500 metres was initiated in Q4 of 2005.  This program tested new areas of mineralization exposed by illegal mining activity and follow-up on intersections from previous drilling.  Assays were pending as of year end.  On April 7, 2005, Inner Mongolia Huayu Minco Mining Co., Ltd. received two Reconnaissance Survey Exploration Permits from the Ministry of Land and Resources of China on the properties as follows:

a)

Houxiaonuqi gold property in Wulateqianqi of Inner Mongolia (Permit No. 0100000520051 expiring April 7, 2007); and

b)

Dongwufenzi gold property in Wulateqianqi of Inner Mongolia (Permit No.  0100000520052 expiring April 7, 2007).

Total expenditures funded by the Company from inception to December 31, 2004 were $54,783.  Total expenditures funded by the Company from inception to December 31, 2005 are $700,063.

Property Description and Location

The BYC gold project is located at the central section of the north margin of the North China Platform and the eastward extension of the well-known Tianshan metallogenic zone in China.  The zone hosted several important gold-producing regions in North China and extends to the famous gold metallogenic zone in the former Soviet Union republics where several world-class gold deposits have been developed.  The project area is about 50 kilometres northwest of Baotou, the largest rare-earth producing city in the world, and very close to a railroad that connects to the national railway system.  The original discovery of gold was made in late 1980s by follow-up of a regional geochemical gold anomaly that covered an area of more than 100 square kilometres.  More than 100 surface gold showings were delineated in an area 12 kilometres long and 3 kilometres wide.  Some of the showings returned very high values. Like many areas of new gold discoveries this triggered the widespread illegal artisanal mining activities for the surficial portions of the gold showings over the entire area. Recently, all the illegal mining activities at BYC gold project were banned by the government as a nationwide law enforcement program.

Geological Setting

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

Based on the distribution of the auriferous veins at surface, at least four major structural and auriferous zones are identified with strike lengths ranging from 700 metres to more than 1,500 metres.  The grade of auriferous veins occurred in the Proterozoic sedimentary and volcanic sequence are generally from 1 gram per tonne to 8 grams per tonne gold.  Higher grades were detected where the auriferous veins occurred in the granodiorite intrusions (the inner contact zone) with significant values as high as 71 grams per tonne gold over 9 metres and 14.5 grams per tonne gold over 4 metres.

Exploration and Development Operations

2004 Exploration Program

During 2004, exploration focused on two gold zones outlined in previous programs.  In July 2004, New Cantech conducted an exploration program under the supervision of Mr. Folk.  Work consisted of drilling, geophysics, geochemical soil sampling, surface trenching, and geological mapping over the property, which has in excess of 100 gold showings.

A magnetic survey was completed over the North Zone and new trenches were dug across the zone.  Sampling was initiated in a newly discovered gold zone 1.5 kilometres north east of the North Zone and on the same structural trend, where local miners have been active.A total of 1,434.5 metres of drilling were completed in six holes.  Fire assays received for holes 1, 2, 4, 5 and  6 had the following significant intervals:

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

(*)

Average of two fire assays.

Hole 2 was drilled below the plunge of the mineralized zone.  True widths have not been determined at this stage.

Gold-bearing low-sulfide, shear and tension related quartz veins occur where a zone of regional shearing cross-cuts irregular bodies of K-spar rich Mesozoic granite of the North Zone.  The area of interest represents the northeasterly extension of a historical mining zone.  Drilling, core logging and sample splitting were done under the supervision of Mr. Folk.  The intervals reported consist of NQ-2 and BQ core sizes which were split by diamond saw under close supervision.  Samples were stored in a secure, locked storage area and then transported by company truck to Baotou, Inner Mongolia.  The samples were then shipped by train to the Institute of Geophysical and Geochemical Exploration in Langfang, Hebei Province which performed sample preparation and geochemical analyses.

This laboratory is certified by the China National Accreditation of Registrars to be International Organization for Standardization ("ISO") 9001:2000 compliant.  Prepared pulps of the same samples were then sent to The Sub-Institute of Analytical Chemistry, Beijing General Research Institute of Mining and Metallurgy in Beijing. Fire assaying of the samples using standard techniques was then performed and have been reported above.  This laboratory has been assessed by the China National Accreditation Board for Laboratories and found to be compliant using standards identical to ISO requirements.  Both of the above laboratories were examined by Mr. Folk and were found to be similar to accredited assay laboratories in Canada.

2005 Exploration Program

The program in 2005 consisted of compilation of all available data for the North Zone.  Approximately 1,500 metres of drilling was completed along the northeast strike extent of the North Zone to better define grade and geometry of this extensive gold bearing area.

2006 Exploration Program

The drilling program in 2005 was successful in confirming the continuity of the gold-bearing structure extending northeast from the area of old mine workings that was drill-tested in 2004.  More detailed structural mapping will be completed in the spring of 2006 followed by further drilling of structural targets.

GOBI GOLD PROPERTY

The Company acquired its earn-in rights to the Gobi gold project, located in western Inner Mongolia in the south Gobi Desert, China, in 1999.  The Company has the right to acquire a 75% equity interest in Damo Mining Co. Ltd., who was assigned the licenses on the project.  Total expenditures funded by the Company from inception to December 31, 2004 are $1,472,158.  Total expenditures funded by the Company from inception to December 31, 2005 are $1,487,540. The Company earned a 54% project interest to date as at December 31, 2004 and as at December 31, 2005 earned a total interest of 57%.

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

Property Description and Location

The 550 square kilometre Gobi gold project is located in the Gobi Desert of western Inner Mongolia, approximately 300 kilometres north of Yinchuan, the capital city of the neighboring Ningxia Province, and 900 kilometres northwest of Beijing.  The Gobi gold project is situated along the eastern extension of the Tian Shan Gold Belt, which hosts important deposits in Uzbekistan and Kyrgystan to the west.  World-class, sediment-hosted gold deposits occurring in the Tian Shan Gold Belt include Murantau with a resource of 140 million ounces gold (site of the Newmont Dump-Leach Project), Kalmakya with 26 million ounces gold and 13 million tons of copper, and Kumtor with 13 million ounces gold which is a Cameco operated mine.

The Gobi gold Project is the culmination of a series of regional exploration programs undertaken by the EILR. EILR carried out a broad program of stream and drainage sampling.  This program highlighted several areas with gold concentrations some of which were followed up by mapping, prospecting and more closely spaced geochemical sampling.

Geological Setting

The Company believes that the potential for discovering more extensive, near surface skarn mineralization is good, given the limited exploration that has taken place beyond the surficial oxide zones. An initial  program of detailed ground  magnetic  surveys  combined with geological mapping  was  completed  to  give  better  resolution  of  features  controlling mineralization.

Other prospects identified in the license blocks from regional geochemical surveys have had limited to no follow-up work. Known mineralization is developed in calcareous sedimentary units and proximal to small felsic intrusions.  Field examination of two prospects visited in 1999 showed features indicative of skarn style mineralization.  The 2000 exploration program involved ground magnetic surveys and geological mapping over the two identified skarn prospects to establish drill targets. Field-checks of the remaining geochemical anomalies were conducted.  The 2002 drill program tested results from previous exploration programs and 2003 fieldwork involved more drilling on the most favorable targets.  Total expenditures from inception to December 31, 2005, funded by the Company were $1,487,540 as compared to $1,472,158 as at December 31, 2004.

Exploration and Development Operations

Environmental Considerations

The exploration activities proposed for the Gobi gold project, including potential drill testing of new anomalies, will result in little surface disturbance,  and standard reclamation procedures will be used for areas such as trenches or drill pads.  The Company does not believe that there will be any potential environmental liability arising from these activities.

2005 Exploration Program

As of year end 2004, definitive joint venture contracts had been signed and sent to the Chinese government for approval, including the business license and exploration permits.  A comprehensive technical database is currently being constructed on the deposit.  Minco Silver initiated a 2,500 metre step-out and in-fill drilling program late in 2005 using 3 drill rigs.  This drilling program is part of a larger program that will continue through the first half of 2006.

2006 Exploration Program

The drilling program that began in late in 2005 will continue with the goal of expanding known resources and providing in-fill holes so that an indicated resource can be calculated and pre-feasibility studies initiated.

MINCO SILVER

FUWAN SILVER PROPERTY

On May 26, 2004, the Company announced that it had signed a 30-year joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan silver property adjacent to the Company’s Changkeng gold property in Guangdong Province, China. Minco Silver is to acquire the Fuwan Silver property exploration permit, through Minco China, from No. 757 Exploration Team. The value of the exploration permit has been appraised at 10,330,000 RMB (approximately $1.5 million) by an independent valuator, and confirmed by the Ministry of Land and Resources of China. Minco Silver is to pay the 10,330,000 RMB for the exploration permit in three installments within 24 months of the title transfer.  Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan silver property adjacent to Minco Mining’s Changkeng gold property in Guangdong Province, China.  The JV was to acquire the Fuwan Silver property exploration permit, through Minco China, from No. 757 Exploration Team. The value of the exploration permit has been appraised at 10,330,000 RMB (approximately $1.5 million) by an independent valuator, and confirmed by the Ministry of Land and Resources of China.

The Company entered into a contract dated January 10, 2006 to explore and develop the Fuwan Silver Property (See attached Exhibit 2.23).  The contract was entered into by the Company and the Guangdong Geological Exploration and Development Corporation (“GGEDC”) to acquire GGEDC’s 30% interest in the Fuwan Silver Project.  The Company will pay the GGEDC an additional 30% of the evaluated value (10.33 million RMB, or about $1.5 million) of the Fuwan Deposit. With the current existing 70% interest owned by the Company, the Company now owns 100% of the interest of the entire Fuwan Silver Project, including a total of three exploration permits covering a total of 205.63 km2 and the Dadinggang Application.

The Company will be responsible for 100% of the exploration and development expenditures on the Fuwan Silver Project, while GGEDC will retain a 10% net profit interest and provide services and technical support to the Company.  As of the date of this Registration Statement the Company owns 100% of the Fuwan Project.  The Company will not proceed with the incorporation of the joint venture company for the Project.  Minco Mining (China) currently holds all the above exploration permits on behalf of the Company.

On August 20, 2004, Minco Mining transferred the following mineral interests to Minco Silver in exchange for 14,000,000 common shares:

(a)

The right to earn a 51% interest in the Changkeng Silver Interest;

(b)

A preliminary joint venture agreement in relation to the exploration and development of the Fuwan silver deposit (the “Fuwan Silver Project”); and

(c)

New exploration permits acquired or to be acquired in respect of certain mineral properties adjoining the Fuwan and Changkeng properties and known as the Guanhuantang, Luoke-Jilinggang and Guyegang-Sanyatang properties and the Dadinggang property.

Minco China acquired three silver properties on behalf of the Company. On April 7, 2005, Minco China received three Reconnaissance Survey Exploration Permits from the Ministry of Land and Resources of China on the properties as follows:

a) Guanhuatang silver and multi-metals property;

b) Luoke-Jilinggang silver and multi-metals property; and

c) Guyegang-Sanyatang silver and multi-metals property.

These three exploration licenses are located in the Sanzhou basin, Guangdong Province, China. Two exploration licenses, the Luoke-Jilingang (75.55 sq. km.) and the Sanyatang (91.91 sq. km) with a total area of 167.46 sq. km, cover the major part of the Northeast-trending Fuwan Silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including Fuwan Silver and Changkeng Gold properties.

Several gold-silver soil anomalies have been discovered on the two licensed areas. Major silver showings were discovered in the Luzhou and Dieping areas through the following-up of the anomalies by the 757 Exploration Team.  The Guanhuatang license consists of a total area of 37.38 sq. km located at the south margin of the Sanzhou Basin and covers several silver-copper-lead-zinc occurrences. Exploration work is quite limited in this area.

On April 22, 2005, the application submitted by No. 757 Exploration Team and Minco China for the transfer of the Exploration Permit for Reconnaissance Survey on the Fuwan Silver Property was considered in accordance with all the state’s requirements for a title transfer and approved by the Department of Land and Resources of Guangdong Province thereby approving the transfer application (attached hereto as Exhibit 2.18).   The Company completed 2 verification drill holes on the Fuwan silver project located in Guangdong, China to verify results of drilling reported by the 757 Exploration Team.

Drilling was supervised by Minco China’s staff and logging and sampling was undertaken by Minco China’s project geologist.  Samples from the verification drill holes were analyzed by fire assay (FA) at the Beijing General Institute of Mining and Metallurgy.

In April 2004, Minco Mining hired Mr. Lyle Morgenthaler, B.A.Sc., P.Eng. to prepare a technical report under the guidelines of Canadian National Instrument 43-101 on the project.  The Changkeng 43-101 report dated May 27, 2004 was filed with SEDAR on May 31, 2004.  On August 22, 2005, the Company retained the services of P & E Mining Consultants Inc. to prepare an updated Technical Report on behalf of Minco Silver Corporation under the guidlelines of Canadian National Instruments 43-101 on the Fuwan Silver Project.  The Company filed the 43-101 Report on November 4, 2005 via SEDAR.  The information contained below is derived directly from the 43-101 Geological report prepared by P & E Mining Consultants Inc.

Description and Tenure

The Fuwan  Property is approximately 45 kilometres southwest of Guangzhou, the capital city of Guangdong Province, China with a geographic location of 112° 49'E and 23° 01'N. The property is comprised of four contiguous exploration permits. Minco China also holds one isolated permit lying due south of the other four and known as the Guanhuatang property. The resource estimate for the Fuwan Property as described in the Technical Report does not include the Guanhuatang property.

The four contiguous permits cover the Fuwan Silver deposit, the Changkeng Gold deposit and the Luoke-Jilinggang and Guyegang-Sanyatang Ag-Polymetal mineralization occurrences along the strike extensions of the Fuwan Silver deposit. The isolated permit to the south is a reconnaissance exploration permit for Ag and polymetals. A sixth permit, the Dadinggang Permit, which covers the north east extension of the Fuwan Silver deposit has been applied for and is currently in the approval process with the Ministry of Lands and Resources.

The property area is located across the boundary of two adjacent counties, with its gold mineralization within Gaoyau County (now called Gaoyau City) and most of its silver mineralization within Gaoming County (now called Gaoming City).

Location, Climate Access, Infrastructure and Physiography

Location & Access

The Fuwan Property is approximately 45 kilometres southwest direct distance from Guangzhou, the capital city of Guangdong province. Access to the property is excellent via the Guangzhou-Zhuhai highway which passes through Gaoming City. Travel time from the Guangzhou airport to Gaoming City is approximately one hour and fifteen minutes. The property is located 2 km northwest of the town of Fuwan, population 30,000 and is accessed via a gravel road. The town of Fuwan is well connected by paved highway and expressways to the major cities, including Guangzhou (70 km highway distance), Gaoming (15 km), and Jiangmen (60 km), (see Figure 4-1). The Fuwan Property is also accessible by waterway on the Xijiang River, which can reach major cities like Guangzhou, Zhaoqing and Jiangmen, as well as international waterways in the South China Sea.

Climate and Physiography

Topography of the area is characterized by low hills from 60 to 90 m above sea level (asl) with the highest peak at 133.3 m asl. Outcrops are scarce and most of the area is covered with 5-10 m of overburden where vegetation is dense. The area is hot and humid with an annual average temperature of 21.5°C and annual precipitation of 1681 mm. Surface water and ground water are abundant in the area.  Like most of the coastal areas in Southeast China, the area is densely populated.

Local residents are mainly engaged in farming and there are abundant rectangular aerated ponds for fish farming dotting the landscape. The labour force is composed of local residents and a large number of immigrants from inland provinces and is sufficient for various industry needs in the area.

Infrastructure

The town of Fuwan is located 2 km SE of the property along a dirt road which connects it to a major highway system. Electrical power, water, telephone and supplies can be obtained in the town. General labour is readily available but labour more specialized in mining would need to be recruited and/or trained. The property is large enough to accommodate potential tailings, waste disposal areas and potential processing plant sites.

History and Previous Exploration

Previous Exploration

Since 1949, mineral exploration in China has been undertaken at all scales by teams of geologists and engineers. Each team was responsible for a certain region and within each team there were sub-teams with specific mandates such as geology, geochemistry, mineral deposit evaluation, diamond drilling etc.  There is no historic record for mining in the property area before the discovery of gold in early 1990. Illegal artisanal mining began in 1991 and most of the oxidized portion of the mineral zones between Lines 3 and 4 on the property were mined out.

From 1994 to 2003 the Fuwan Property was under the ownership of the Guangdong Department of Lands and Resources. In September 2003, land title was transferred to the 757 Geo-Exploration Team of Guangdong Province. In July 2005, the Fuwan permit was transferred to Minco-China. Once the paperwork is processed, this permit and the other exploration permits presently held by Minco-China in the Fuwan area will be transferred to the Joint Venture. At December 31, 2005, Minco Silver held 70% of the Joint Venture and the GGEDC owns 30%. In order to explore the Changkeng Permit area, the Guangdong Minco-Jinli Mining Company Joint Venture was formed in April 2004. Minco Mining holds 51% and four other parties hold the remaining 49% (see section on Property Location and Tenure for detailed ownership in the Joint Venture).

A brief history of recent exploration is detailed below:

1959-1971: Geological exploration for pyrite, coal and uranium was carried out intermittently by different geological teams.

1986-1989: Regional Geological Survey Team of Guangdong Bureau of Geological Exploration conducted a regional stream sediment sampling program at a 1:200,000 scale. Significant gold and silver geochemical anomalies were delineated in the Changkeng-Fuwan area. The Au-Ag anomalies were followed up with detailed soil sampling at a 1:50,000 scale, which demonstrated good potential for gold and silver mineralization in the area.

1990-1994: The Changkeng gold and Fuwan silver deposits were discovered in 1990 during the follow up of the 1:50,000 soil geochemical anomalies by the 757 Geo-Exploration Team. Detailed exploration was conducted at the Changkeng-Fuwan gold and silver zones and the adjacent area from 1990 to 1995.

1990: Report on Reconnaissance Investigation of Gold Mineralization in Changkeng, Gaoyau county, Guangdong province was completed by the 757 Geo-Exploration Team.

1992: A geochemical soil sampling and mercury survey over the Luzhou-Shizhou area lying 24 km to the south of the Changkeng-Fuwan deposit was conducted at a 1:10,000 scale.  Test drilling over two geochemical anomalies intersected silver mineralization at Dieping and Luzhou areas.

1992-1993: Geological exploration was carried out at the Luzhou Pb-Zn occurrence. Beginning of diamond drill programs by the 757 Geo-Exploration Team. A silicified structural breccia was intersected at the contact between Triassic and Carboniferous sedimentary sequences in drill holes. Two gold veins and one silver vein were discovered at depth.

1993: Seismic and electrical surveys were conducted along 9 profiles over the Luzhou-Shizhou area. Sections with good potential for gold and silver were delineated and diamond drilled.

October 1993: Prospecting of Changkeng gold deposit was completed by the 757 Geo-Exploration Team and a total resource (Categories D+E, as per the Classification of Solid Mineral Resources and Reserves of the State Monitoring Bureau of Quality and Technology of China) of 30.49 t of gold was delineated between Exploration Lines 16 and 27.

1993-1995: Prospecting of Fuwan silver deposit was conducted by the 757 Geological Exploration team and a total resource (D+E as above) of 5134.6 t silver was reported.

April 1994: Detailed exploration on the central section between exploration lines 8 and 15 and above elevation -15m was completed and 5t gold was delineated as category C+D (measured reserve) as per the Classification of Solid Mineral Resources and Reserves of the State Monitoring Bureau of Quality and Technology of China.

A total of 27,110 metres of core was drilled on the Changkeng-Fuwan deposits from 1991 to 2005. There were 16 holes drilled on the Fuwan property, totalling 4,247 metres, 97 holes on the Changkeng gold portion totalling 15,480 metres, and an additional 27 holes totalling 7,385 metres on the surrounding mineral lease. Barrick Gold Corporation drilled 11 holes; eight of the Barrick holes were drilled between sections 7 and 24 within the Changkeng License area (included in the 97 holes) and the other three holes were drilled as follow up to Hg geochemical anomalies outside the license area.  There were many trenching programs undertaken on the property, as well as 2 holes drilled for the purposes of a metallurgical test on the Fuwan silver portion. Geotechnical data were collected, including core recovery, RQD and structural logging. Collar locations were surveyed using an EDM station with a survey accuracy of ±0.12m.

Previous Estimates

The gold resources on Changkeng were classified according to the Classification of Solid Mineral Resources and Reserves of the State Monitoring Bureau of Quality and Technology of China. A total resource of 30.49 t gold (Categories D+E, as per the Classification of Solid Mineral Resources and Reserves of the State Monitoring Bureau of Quality and Technology of China), was delineated between exploration lines 16 and 15. The D category resource was defined by 80x80m grid drilling and trenching and category E was defined by 160x160m grid drilling.

A total silver resource on Fuwan (Category E) was estimated by the 757 Geo-Exploration team as 5134.6 t silver between exploration lines 54 and 75 (a regional estimation). These resource calculations were done by the Chinese in 1995 before the application of Canadian National Instrument 43-101.

The Chinese classification system is not considered comparable to current CIM definitions and as such the resources are no longer considered relevant and have been replaced by the Canadian National Instrument 43-101 compliant resource as reported in Section 17.0 of this report.

Geological Setting

Regional Geology

The Changkeng-Fuwan gold-silver deposits are located at the northwest margin of a triangular Upper Paleozoic fault basin, at the margin with the north east trending Shizhou fault to the northwest, the east-west trending Dashi fault to the south and the northwest trending Xijiang fault to the northeast (Figure 6-1). Known precious and base metal occurrences and deposits occur predominantly along the margins of the 550 sq. km. basin.

The basin area is comprised of two major sedimentary sequences, the Upper Paleozoic siliceous and argillaceous carbonate sequence and the Mesozoic coal-bearing clastic sequence.

The two units are separated by a low angle fault zone.  Some Chinese geologists have interpreted the contact between Triassic sandstone and Carboniferous limestone as an unconformity along which an interlayer-sliding fault developed. The low-angle fault zone at the northwest margin of the basin hosts the known gold and silver mineralization in the Changkeng-Fuwan area and its southwest and northeast extensions.

Mesozoic granite occurs only at the southeast corner of the basin area. There are no outcrops of intrusive rocks at Changkeng-Fuwan and its adjacent area. Late Mesozoic granites are observed along the south margin of the Sanzhou basin.

Fuwan Property Geology

Host rocks of the Changkeng-Fuwan deposits consist of Lower Carboniferous limestone and Upper Triassic terrestrial clastic rocks.

1.

Lower Carboniferous Limestone Sequence:

Lower:

Neritic gray and dark-gray thickly-bedded bioclastic limestone;

Middle:

Terrestrial grey-whitish and reddish quartz sandstone intercalated with grey calcareous siltstone, mudstone, carbonaceous shale and coal;

Upper:

Gray and dark-grey medium to thickly bedded argillaceous limestone and mudstone; light-grey brecciated bioclastic limestone intercalated with yellowish silicified limestone and silty mudstone. Some gold mineralization and most silver mineralization occurs in the brecciated bioclastic limestone.

2.

Upper Triassic Clastics

The Upper Triassic clastics are comprised of variegated sandstone, sandy conglomerate and conglomerate, dark-grey mudstone, carbonaceous mudstone and siltstone.

The major structural control of the Changkeng-Fuwan deposits is an open syncline with its axis trending northeast. A low angle fault zone is developed along the contact between the Lower Carboniferous unit and the Triassic unit. The fault zone is from several metres to tens of metres in width and is occupied by lenticular brecciated and silicified rocks, brecciated limestone, and silicified sandy conglomerate.

The fault zone may have acted as both a feeder conduit and a host structure for the gold and silver mineralization in the area. A set of second-order faults parallel to the major fault were developed in the limestone at the footwall. Silver mineralization also occurs in the second-order faults.

The upper parts of the Lower Carboniferous carbonate sequence and the lower part of the Upper Triassic clastic rocks are structurally brecciated and mineralized with gold and silver within the fault zone. Gold mineralization and silver mineralization are closely associated spatially but occur at different positions in the low-angle fault zone. Most gold mineralization occurs in the Triassic clastic rocks while most of the silver mineralization occurs in the brecciated, siliceous fault zone which separates the two units. There is also a smaller volume of silver mineralization associated with fractures parallel to the main fault and lying within the bioclastic limestone of the Lower Carboniferous sequence.

Typical alteration associated with the Changkeng-Fuwan gold-silver deposits includes silicification, clay (mainly illite), barite, fluorite, carbonate and pyrite. Alteration developed predominantly within the major fault zone between the Carboniferous limestone and Triassic clastic rocks and the second-order faults at the footwall. Silicification and sulfide mineralization are most closely associated with gold and silver mineralization.

Deposit Type and Model

The Changkeng-Fuwan gold and silver deposits may be considered as sediment hosted, epithermal deposits. The author has visited several Carlin deposits, (Goldstrike, Cortez, Dee, Getchell) and while there is no suggestion that the Changkeng gold deposit is of the same scale as the Carlin deposits, there are many similarities between the two. Table 7-1 is an extract from a paper entitled "Gold Deposits and Their Geological Classification" by Robert, F., Poulsen, K.H. and Dubé, B. of the Geological Survey of Canada. The author added in the column on Changkeng.

Comparison of Changkeng Deposit with Nevada Carlin Deposits

CRITERIA	CARLIN TYPE	CHANGKENG
Host rocks

Irregular discordant breccia bodies and concordant strata-bound disseminated zones confined to particular stratigraphic units occurring in carbonate and impure carbonate-argillite facies of continental shelves that have been overprinted by regional thrusting, extensional faulting and felsic plutonism

Brecciated, siliceous rocks on top of bioclastic limestones, thin bedded and laminated, brecciated black material, radiolarian chert, related to Himalayan Tectonic Event
Associated Alteration	Decalcification, silification: may be within zones of argillic and sericitic alteration	Silicification, argillite, calcite, minor fluorite, barite
Metal Association	Sub-micron gold within pyrite, orpiment, realgar, cinnabar, stibnite, highly variable Au:Ag ratios but typically Au < Ag	Disseminated gold, pyrite, orpiment, realgar, stibnite, Au:Ag ratios low
Form of Mineralization	Disseminated sulphides in discordant breccia bodies and strata-bound zones	Disseminated sulphides in concordant to disconcordant breccia bodies and strata-bound zones
Size and Scale of Deposit	1-10 Mt of ore @ 1-10 g/t Au	Currently unknown

The Fuwan silver deposit is characterized by vein and veinlet mineralization within zones of silicification. The predominant sulphide minerals are sphalerite and galena with lesser pyrite, and rare arsenopyrite, chalcopyrite and bornite. Pyragyrite and freibergite are other important silver minerals in the deposit.  The deposit is poor in gold (< 0.2 ppm).

The Changkeng-Fuwan gold and silver deposits are confined in a fault zone separating a Lower Carboniferous limestone sequence and an Upper Triassic Clastic sequence. Two zones of gold mineralization, (Changkeng Property) Zone 1 and Zone 2, were delineated between exploration lines 15 and 16 at surface. Both zones are trending NE and dip to the SE at 30° to 50° at the upper portion and 15° to 30° at the lower portion of the fault. The two zones merged along both dip directions at depth and strike direction to the northeast. Gold veins occur as lenticular bodies in the brecciated Triassic clastics at the upper portion of the synform zone. The gold zones tend to pinch out toward the hinge of the syncline where they were replaced by silver mineralization at Fuwan.

The greatest volume of silver mineralization lies within the brecciated and silicified fault zone in Zone 1 (lying completely within the fault plane) and Zone 2 (lying partially within the fault plane). Zones 3, 4, 5, and 6 are situated entirely within the footwall limestone sequence and lie along planar fractures in the limestone.

The exploration program will target the fault zone along strike and down dip both east and west of the Fuwan Silver main zone.

Mineralization

The mineralized zones at the Fuwan deposit are currently considered primary mineralization and have been divided into two types:

1

Siliceous (silicified) material: This type of material is grey to dark grey in colour and mainly composed of secondary quartz, illite, argillaceous and carbonaceous material, and pyrite. Fractures and mariolitic cavities were highly developed;

2

Calcareous-siliceous material (silicified limestone): This type of material is light grey to dark grey in colour and is composed of secondary quartz, residual limestone, calcite, and pyrite. The mineralization occurs in the second-order faults in the footwall limestone of the contact zone.

Two specific studies were undertaken on the mineralogy of the deposit, which was studied by thin section microscopy and scanning electron microscopy. These reports were consulted at the offices of the 757 Geo-Exploration Team. Rock types include limestone, silicified limestone, silicified sandstone, carbonate-quartz veins, bioclastic limestone, silicified brecciated limestone, and marble-like limestone. Major silver ore minerals include freibergite, pyragyrite, silver-antimony, brongriarite, and argentite; jamesonite as a secondary mineral and eugenite, a Sb-Cu-Ag sulphide mineral, a “black silver” mineral, a silver sulphur mineral, and native silver as minor minerals. The report contains numerous photomicrographs and scanning electron micrographs showing mineral relationships.

A description of Zones 1 to 8 is detailed below.

Zone 1

Zone 1 is the main mineralized body, lying entirely within the siliceous, brecciated fault zone that separates the upper Triassic clastic unit from the Lower Carboniferous limestone unit. Zone 1 is continuous over a strike length of 2,690 m, varying from 1.5m to 23.6m in intersected width with a 5.5m average width. Silver grades vary from 1 g/t to 3,285 g/t with a length weighted average grade of 133 g/t.

Zone 2:

Zone 2 is second to Zone 1 in volume and lies partially within the fault zone and partially outside of it.  It has a total strike length of 1,960 m. The average intersected width is 3.4m, varying from 0.5m to 17.7m. Silver grades range from 1 g/t to 2,200 g/t with a length weighted average grade of 157 g/t.

Zone 3:

Zone 3 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 1,070m. The average intersected width is 3.9m, varying from 1.8m to 12.1m. Silver grades range from 1 g/t to 1,670 g/t with a length weighted average grade of 170 g/t.

Zone 4:

Zone 4 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 870 m. The average intersected width is 2.4m, varying from 1.85m to 3.61m. Silver grades range from 3 g/t to 1,940 g/t with a length weighted average grade of 325 g/t.

Zone 5:

Zone 5 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 630 m. The average intersected width is 2.3m, varying from 1.5m to 2.8m. Silver grades range from 1 g/t to 885 g/t with a length weighted average grade of 215 g/t.

Zone 6:

Zone 6 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 260 m. The average intersected width is 2.7m, varying from 1.4m to 3.73m. Silver grades range from 2 g/t to 196 g/t with a length weighted average grade of 68 g/t

Zone 7:

Zone 7 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 820m. The average intersected width is 3.4m, varying from 1.4m to 8.0m. Silver grades range from 4 g/t to 723 g/t with a length weighted average grade of 137 g/t.

Zone 8:

Zone 8 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 620 m. The average intersected width is 1.5m, varying from 1.3m to 1.7m. Silver grades range from 4 g/t to 289 g/t with a length weighted average grade of 95 g/t.

Exploration and Development

Exploration

The Chinese Government Regional Geological Survey Team (RGST) completed a 1:200,000 scale regional stream sediment sampling program at a sample density of 1 to 2 samples per square kilometre in 1986. The survey led to the identification of the important regional geochemical Au and Ag anomalies in the Changkeng-Fuwan area.

Further detailed 1:50,000 scale soil sampling within the anomalous area and preliminary follow-up of the geochemical anomalies were conducted by the RGST and exploration potential was proved over the Changkeng-Fuwan zone. In 1990, as a normal practice in China at that time, the regional geochemical anomaly data were transferred by the Chinese government to the 757 Geo-Exploration Team, a professional team who would carry out detailed exploration and drilling from the Guangdong Geological Exploration Bureau in Jiangmen City.

The 757 Geo- Exploration team carried out a comprehensive geological exploration program including mapping, trenching, and grid drilling from 1991 to 1993 on the Changkeng portion of the property and subsequently produced a resource calculation for the gold portion of the property.

Trenching and drilling for silver on Fuwan, by the 757 Geo-Exploration team, was conducted between 1993 to 1995. A drilling program at a grid spacing of 160-320 m x 160-320 m was used in estimating the silver resource.  Exploration by Minco Mining began in 2003 with diamond drilling on the Fuwan gold and silver portions of the property.

Drilling

Previous Drill Programs and Interpretation

A set of cross sections matching the original exploration section spacing were plotted. In order to geologically model the zones, the mineralized contact zone was first modeled as a separate entity. From section to section across the property the contact zone was interpreted based solely on geology, and this zone was used as a guide to model the mineralization. The contact zone shows classic pinch and swell structure, both along and across strike. Six mineralized zones were modeled, and the nomenclature used by P&E does not necessarily match the nomenclature used by Minco Mining.

Zone 1 lies completely within the contact zone, and represents the greatest volume of the six zones. Zone 2 lies partially within the contact zone and partially outside of it. It represents the next greatest volume in the deposit.  Zones 3, 4, 5 and 6 are located along subsidiary structures which trend parallel to the contact zone.  Zone 7 (Lu Zhou) is located 3.5 km SW of and Zone 8 (Jilinggang) is located 1.5km NE of the main Fuwan deposit. These zones all lay within the structural footwall in the Carboniferous limestone, and they mimic the shape of the contact zone with pinch and swell. Little tonnage is represented in these subsidiary zones and there is often one high value which carries the intersection. Widths in these zones average 2.4 metres.

Data Verification

The Fuwan Property was visited by Mr. Eugene Puritch, P.Eng., and Ms. Tracy Armstrong, P. Geo., from August 25th to August 28th, 2005 (attached hereto as Exhibit 3.1). Data verification sampling was done on the existing drill core, with sixteen samples collected for assay. An attempt was made to sample intervals from a variety of low and high-grade material. It was noted that many of the high-grade silver intervals had a large percentage of core missing. This was presumably because the high-grade silver mineralization was easy to see visually, and choice pieces had been removed by the various groups that had preceded us. The chosen sample intervals were then sampled by taking quarter splits of the remaining half-sawn core. The samples were then documented, bagged, and sealed with packing tape and were hand delivered to ALS Chemex, in Mississauga, Ontario. ALS Chemex is a reputable international laboratory providing analytical services to the mining and mineral exploration industry in more than 15 countries. All ALS Chemex laboratories in Canada are registered under ISO 9001:2000 quality standard.

At no time, prior to the time of sampling, were any employees or other associates of Minco-China or Minco Mining advised as to the location or identification of any of the samples to be collected by the authors.  All samples remained in the sole possession of the authors until submission to the ALS Chemex Laboratory in Mississauga, Ontario.

In order to mitigate the effect of the “trophy” sampling and the fact that a number of high-grade  intervals had little remaining core to sample, six values from the original Chinese assay results above 300 g Ag/t and their corresponding values in the P&E (ALS Chemex) data set were removed.  Figure 13-2 shows the results when these high-grade intervals were eliminated.

There is a 13.5% difference in the length weighted average silver values of the two data sets.  Two holes, NZK3201 and NZK2401A were drilled by Minco Mining in the spring and summer of 2005 as twins to holes ZK3209 and ZK2403 respectively, in order to validate the geology and mineralization.

The holes were logged by Minco Mining geologists. Twin NZK2401A demonstrated good geological correlation with hole ZK2403, however there was a marked difference in the grades and less so in the widths of the mineralized intersections in the two holes. Twin NZK3201 did not correlate with hole ZK3209, as the mineralized zones could not be matched in the two holes.  In this respect the twin is considered to have failed in its purpose, even though there were several high-grade intersections in the hole.  In addition to the twins being a comparison one against the other, holes NZK3201 and NZK2401A were independently sampled by the authors during the site visit.

Previous Mineral Processing and Metallurgical Testing

Metallurgical Test Work Review

A metallurgical investigation on the Fuwan Deposit was carried out by the Guangdong Institute of Mineral Utilization in 1995. This study indicated that the Fuwan mineralization is typically in the +0.35mm to –2.0mm grain size fraction, is free milling and is associated with gangue minerals, including quartz and calcite. Silver mineralization is present as freibergite and paragyrite with galena and sphalerite as the main sulphide minerals.

Bench scale flotation tests producing a bulk concentrate and a preferential concentrate were performed. The bulk test resulted in a concentrate with 5,028 g/t Ag, 15.6% Pb and 36.5% Zn with recoveries of 94.1% for Ag, 90.1% for Pb and 90.4% for Zn.   The preferential test produced a Ag-Pb concentrate containing 12,959 g/t Ag and 42.7% Pb and 7.8% Zn with recoveries of 77.6% for Ag, 80.1% for Pb and 6.6% for Zn.  The Ag-Pb middling contained 1,144 g/t Ag, 4.2% Pb and 5.7% Zn with recoveries of 8.5% for Ag, 9.7% for Pb and 6.1% for Zn.  The Zn concentrate contained 56.6% Zn, 0.6% Pb and 997 g/t Ag with recoveries of 82.1% for Zn, 1.9% for Pb and 10.2% for Ag. The total Ag recovery with preferential flotation is 96.3%.

Additional test work utilizing cyanidation indicated that the Fuwan mineralization is cyanide resistant with recoveries from crude mineralization at less than 82%. The bulk concentrate flotation method result of 94% Ag recovery was utilized for the purposes of calculating the Ag cut-off grade for the resource estimate due to its simplicity and realistic likelihood of achievability.

Fuwan Mill Feed & Bulk Flotation Concentrate Grades

	Wt (%)	Ag(g/t)	Pb (%)	Zn(%)
Feed	100	302	0.94	2.32
Concentrate	5.5	5,028	15.62	36.46
Recovery		94.1	90.1	90.4

Fuwan Mill Feed & Preferential Flotation Ag-Pb Concentrate Grades

	Wt (%)	Ag(g/t)	Pb (%)	Zn(%)
Feed	100	302	0.94	2.32
Concentrate	1.8	12,959	42.73	7.75
Recovery		77.6	80.1	6.6

Fuwan Mill Feed & Preferential Flotation Zn Concentrate Grades

	Wt (%)	Ag(g/t)	Pb (%)	Zn(%)
Feed	100	302	0.94	2.32
Concentrate	3.2	997	0.60	56.56
Recovery		10.2	1.9	82.1

Fuwan Mill Feed & Preferential Flotation Middling Concentrate Grades

	Wt (%)	Ag(g/t)	Pb (%)	Zn(%)
Feed	100	302	0.94	2.32
Concentrate	3.2	1,144	4.15	5.73
Recovery		8.5	9.7	6.1

P & E Consulting – 2005 Resource Estimate

Database

All drilling data was provided by the Company, in the form of Microsoft Access files, Excel files, drill logs and digital photos of assay certificates.  Twenty Two (22) drill cross sections were developed on a local grid looking northeast on an azimuth of 630 on a nominal 150 metre spacing. A Gemcom database was constructed containing 184 diamond drill holes.  Of the preceding 184 drill holes, 74 were utilized in the resource calculation. The remaining data were not in the area that was modeled for this resource estimate.  Surface drillhole plans are shown in Appendix III.

The database was verified in Gemcom and corrections were made in order to bring it to an error free status.  The Assay Table of the database contained 5,881 Ag, 4,504 Au, 476 Pb and 527 Zn assays.  All data are expressed in metric units and grid coordinates are in a Chinese UTM system.

Data Verification

Verification of assay data entry was performed on 98 assay intervals for Ag.  A very few minor data errors were observed and corrected, with the overall impact to the database being negligible. The 98 verified intervals were verified with original assay lab certificates from the Chinese 757 Group Assay certificates.  The checked assays represented 20.9% of the data to be used for the resource estimate and approximately 1.7% of the entire database.

Domain Interpretation

Domain boundaries were determined from lithology, structure and grade boundary interpretation from visual inspection of drillhole sections.  Eight domains were developed and referred to as Zone 1 through to Zone 8.  These domains were physically created with computer screen digitizing on drillhole sections in Gemcom by the authors of this report.  The outlines were influenced by the selection of mineralized material above 50 g/t Ag that demonstrated a lithological and structural zonal continuity along strike and down dip.  In some cases mineralization below 50 g/t Ag was included for the purpose of maintaining zonal continuity. Smoothing was utilized to remove obvious jogs and dips in the domains and incorporated a minor addition of inferred mineralization. This exercise allowed for easier domain creation without triangulation errors from solids validation.

On each section, polyline interpretations were digitized from drill hole to drill hole but not extended more than 100 metres into untested territory.  Minimum constrained true width for interpretation was 1.5 metres. The interpreted polylines from each section were “wireframed” in Gemcom into 3-dimensional domains.  The resulting solids (domains) were used for statistical analysis, grade interpolation, rock coding and resource reporting purposes.

Rock Code Determination

The rock codes used for the resource model were derived from the mineralized domain solids.  The list of rock codes used follows:

Rock Code Description

 0

Air

10

Fuwan Zone 1

20

Fuwan Zone 2

30

Fuwan Zone 3

40

Fuwan Zone 4

50

Fuwan Zone 5

60

Fuwan Zone 6

70

Lu Zhou Zone 7

80

Jilinggang Zone 8

Composites

Length weighted composites were generated for the drill hole data that fell within the constraints of the above-mentioned domains.  These composites were calculated for Ag, Au and wherever present Pb and Zn over 1.0 metre lengths starting at the first point of intersection between assay data hole and hanging wall of the 3-D zonal constraint.  The compositing process was halted upon exit from the footwall of the aforementioned constraint.  Un-assayed intervals were treated as null data. Any composites calculated that were less than 0.4m in length, were discarded so as to not introduce any short sample bias in the interpolation process. The composite data were transferred to Gemcom extraction files for the grade interpolation as an X, Y, Z, Ag, Au, Pb, Zn file for each domain.

Grade Capping

Grade capping was investigated on the raw assay values in the database within each domain to ensure that the possible influence of erratic high values did not bias the database.  Extraction files were created for constrained Ag data within each mineralized domain. The Au, Pb and Zn data were sparse in some domains resulting in their being treated as one group within Zones 1 to 6.

Ag Grade Capping Values for all Zones

DOMAIN	Capping Value Ag (g/t)	Number of Assays Capped	Raw Coefficient of Variation	Capped Coefficient of Variation	Cumulative Percent for Capping
Zone 1	1000	2	1.89	1.13	99.2%
Zone 2	1200	1	1.71	1.36	99.0%
Zone 3	1200	1	1.62	1.37	98.1%
Zone 4	1000	4	1.62	0.98	83.3%
Zone 5	600	2	1.38	1.27	86.42%
Zone 6	No Cap	0	0.91	0.91	100.0%
Zone 7	500	1	1.19	1.03	95.0%
Zone 8	No Cap	0	1.02	1.02	100.0%

Au Grade Capping Values for all Zones

DOMAIN	Capping Value Ag (g/t)	Number of Assays Capped	Raw Coefficient of Variation	Capped Coefficient of Variation	Cumulative Percent for Capping
Zones 1-6	10	12	2.77	2.19	97.0%
Zone 7	No Cap	0	2.28	2.28	100.0%
Zone 8	No Cap	0	0.95	0.95	100.0%

Pb Grade Capping Values for Zones 1 to 6

DOMAIN	Capping Value Ag (g/t)	Number of Assays Capped	Raw Coefficient of Variation	Capped Coefficient of Variation	Cumulative Percent for Capping
Zones 1- 6	2.0	9	1.86	1.58	95.8%

Zn Grade Capping Values for Zones 1 to 6

DOMAIN	Capping Value Ag (g/t)	Number of Assays Capped	Raw Coefficient of Variation	Capped Coefficient of Variation	Cumulative Percent for Capping
Zones 1- 6	7.0	3	1.61	1.55	98.7%

Variography

Variography was attempted on the constrained domain composites with somewhat limited success. Due to the high variability and relatively low data population density, variograms of sufficient quality for determining ellipsoid search ranges were not readily attainable. Reasonable mineralized multi-sectional continuity and grade was observed in Zones 1 and 2, however, there is still insufficient data to classify any of this resource as indicated.

Bulk Density

The bulk density used for the resource model was derived from measurements of test work performed by ALS Chemex of Mississauga, Ontario.  Representative samples obtained by this report author of the mineralized zones of the deposit were utilized.  The average bulk density from samples was calculated to be 2.64 tonnes per cubic metre.

Block Modeling

The Fuwan resource model was divided into three block model frameworks; the main Fuwan Zone, the Lu Zhou Zone and the Jilinggang Section. The Fuwan Zone block model has 35,200,000 blocks that were 3m in X direction, 6m in Y direction and 3m in Z direction.  There were 440 columns (X), 500 rows (Y) and 160 levels (Z).  The Lu Zhou Zone model has 11,250,000 blocks that were 3m in X direction, 6m in Y direction and 3m in Z direction.  There were 450 columns (X), 250 rows (Y) and 100 levels (Z).  The Jilinggang Section model has 3,300,000 blocks that were 3m in X direction, 6m in Y direction and 3m in Z direction.  There were 200 columns (X), 165 rows (Y) and 100 levels (Z).  All three block models were rotated clockwise 63 degrees.  Separate block models were created for rock type, density, percent, Ag, Au, Pb and Zn. Pb and Zn were only modeled in the Fuwan Zone.

The percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining domain.  As a result, the domain boundaries were properly represented by the percent model ability to measure infinitely variable inclusion percentages within a particular domain.

The Ag, Au and where applicable Pb and Zn composites were extracted from the Microsoft Access database composite table into separate files for each Mineralized Zone.  Inverse distance cubed (1/d3) was utilized for Ag and Au with inverse distance squared (I/d2) utilized for Pb and Zn.  There were two interpolation passes performed, both for the inferred classification. The first interpolation was performed at a shorter range than the second, resulting in a two-step inferred interpolation that was coded into one block model. The resulting Ag grade blocks can be seen on the block model cross-sections in Appendix VI.. All Grade blocks were interpolated using the following parametres:

Block Model Interpolation Parametres

Profile	Dip Dir.	Strike	Dip	Dip Range	Strike Range	Across Dip Range	Max # Per Hole	Min # Sample	Max # Sample
Inferred 1	153[o]	63[o]	0[o]	200	200	20	2	3	12
Inferred 2	153[o]	0[o]	0[o]	400	400	100	2	1	12

Resource Classification

For the purposes of this resource, classifications of all interpolated grade blocks were determined to be in the inferred category. Additional infill drilling likely at 40m to 50m spacing will be required to develop indicated resources.

Resource Estimate

The Mineralized Zone resource estimate was derived from applying Ag cut-off grades to the block model and reporting the resulting tonnes and grade for potentially mineable areas.  The following calculations demonstrate the rationale supporting the Ag cut-off grade that determines the potentially economic portion of the mineralized domains.

Ag Cut-Off Grade Calculation

Ag Price

US$6.71/oz (24 month trailing average price)

Au Price

US$415/oz (24 month trailing average price)

Pb Price

US$0.39/lb (24 month trailing average price)

Zn Price

US$0.51/lb (24 month trailing average price)

Mining Cost (2,500tpd)

US$8.00/tonne mined

Process Cost (2,500tpd)

US$7.00/tonne mined

Ag Flotation Recovery

94%

Au Flotation Recovery

75%

Pb Flotation Recovery

90%

Zn Flotation Recovery

90%

Concentration Ratio

16.6:1

Ag Smelter Payable

90% (includes refining charges)

Au Smelter Payable

90% (includes refining charges)

Pb Smelter Payable

70% (includes refining charges)

Zn Smelter Payable

70% (includes refining charges)

Smelter Treatment Charges

US$125/tonne (US$125/16.6 = US$7.53/tonne mined)

Concentrate Shipping

US$5.00/tonne (US$5/16.6 = US$0.30/tonne mined)

General/Administration

US$1.75/tonne mined

The above data were derived from Chinese and other worldwide mining operations similar to Fuwan.

Costs for Mining, Processing, Smelter, Concentrate Shipping and G/A combine for a total of (US$8.00 + US$7.00 +US$7.53 + US$0.30 + US$1.75) = US$24.58/tonne mined

Payable for the following predicted grades for Au (0.35g/t), Pb (0.20.1%) and Zn (0.67) are as follows:

Au = [(75% Recovery x 90% Payable x US$415/oz)/31.1035 g/oz] x 0.35g/t       = US$3.15/tonne

Pb = 90% Recovery x 70% Payable x 22.046 lb/t x US$0.39/lb x 0.20.1%             = US$1.14/tonne

Zn = 90% Recovery x 70% Payable x 22.046 lb/t x US$0.51/lb x 0.67%             = US$4.75/tonne

                                          Total payable contribution for Au, Pb and Zn = US$9.04/tonne mined

The difference of (US$24.58tonne costs - US$9.04tonne Au, Pb, Zn revenue) US$15.54/tonne must be made up by the Ag revenue to determine the Ag cut-off grade for the resource estimate.

Therefore, the Ag cut-off grade for this resource estimate is calculated as follows:

[(US$15.54)/[(6.71 x 94%)/31.1034] = 76.6g/t   (Use 75 g/t Ag)

The resulting resource estimate can be seen in the following table.

Resource Estimate @ 75g/t Ag Cut-Off Grade

Area	Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Changkeng Permit	Inferred	6,970,000	154	34,510,000	0.50	0.22	0.77
Fuwan Permits	Inferred	13,406,000	195	84,047,000	0.26	0.19	0.59
Dadinggang Permit	Inferred	2,047,000	171	11,254,000	0.59	0.32	0.65
Total	Inferred	22,423,000	180	129,811,000	0.36	0.21

(1)

Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

It should be noted that the mineral resources in this estimate were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council November 14, 2004.

The Dadinggang Permit has been applied for and is currently in the approval process with the Ministry of Lands and Resources.  Minco has been granted exclusivity of application over this area until permit approval has been finalized.  P&E feels that there is a high likelihood that this permit will be approved in the near future.

Fuwan, Changkeng & Dadinggang Combined Resource Estimate Sensitivity

CUT-OFF
Ag (g/t)	TONNES	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
700	191,520	818	5,034,993	0.28	0.46	0.49
600	289,758	763	7,108,003	0.40	0.61	1.02

CUT-OFF
Ag (g/t)	TONNES	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
500	799,001	538	13,821,987	0.32	0.69	1.24
450	1,021,821	509	16,727,679	0.33	0.74	1.47
400	2,156,546	423	29,361,956	0.35	0.52	1.20
350	2,724,997	411	36,028,576	0.36	0.49	1.19
300	3,159,587	391	40,976,180	0.36	0.45	1.12
250	3,981,060	368	47,065,380	0.35	0.42	1.03
200	6,524,855	312	65,533,498	0.33	0.34	0.87
175	7,965,135	290	74,171,979	0.34	0.30	0.82
150	10,739,518	256	88,428,183	0.35	0.29	0.77
125	14,108,937	228	103,356,910	0.34	0.26	0.70
100	17,795,185	204	116,602,008	0.35	0.24	0.67
75	22,422,839	180	129,811,458	0.36	0.21	0.65
50	25,673,188	165	136,315,002	0.38	0.21	0.64
25	26,533,467	161	137,415,650	0.38	0.21	0.64

The preceding resource estimate sensitivity table was derived by applying a series of increasing Ag cut-offs to the eight domains which constrain the mineralization. These domains were developed utilizing an approximate 50 g/t Ag cut-off grade as described in section 17.4 of the technical report. This 50 g/t Ag cut-off was found to be the grade at which the domains demonstrate the optimal lithological and zonal continuity along strike and across section. This set of domains was subsequently used during the application of all cut-off grades within the sensitivity table.

Confirmation of Estimates

As a test of the reasonableness of the estimate, the block model was queried at a 0.1 g/t Ag cut off with blocks in all classifications summed and their grades weight averaged. This average is the average grade of all blocks within the mineralized domains. The values of the interpolated grades for the block model were compared to the length weighted capped average grades and average grade of composites of all samples from within the domain. The results are presented below.

Comparison of Weighted Average Grade of Capped Assays and Composites with Total Block

Model Average Grade

Category	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Capped Assays	146	0.84	0.28	0.87
Composites	149	0.80	0.26	0.78
Block Model	159	0.46	0.23	0.67

The comparison above shows the average grade of all the Ag, Pb and Zn blocks in the domains to be similar to the weighted average of all capped assays and composites used for grade estimation. Due to clustering of Au assay data, the Au block model grade was significantly less than the assays and composites, reflecting the conservatism within the block modelling process.

On December 13, 2005, the Company announced the resumption of diamond drilling at its Fuwan project in Guangdong Province, China.  The current drill program will use 3 diamond drill rigs to test the down-dip extension of the deposit by drilling nine holes totaling 2,500 metres.  This program is part of a larger 10,000 metre drilling program which is planned to continue into the first half of 2006.

Earlier this year, the Company completed two drill holes to validate exploration results reported by the 757 Geological Team of the Guangdong Geological Exploration Bureau.  The Company’s twin hole (NZK2401a) provided results that were comparable to the original hole, ZK2403.  The mineralized zone from the Company’s second twin hole (NZK3201) successfully cored the mineralized zone; however, hydrothermal cavities present in the original hole (ZK3209) prevented complete sampling of the mineralized zone.  Thus, the results from the Company’s twin hole did not correlate with the original hole.  Significant intersections from the Company’s drilling are provided in the table below.  A detailed discussion of how these drill results compare to previous results are provided in a Canadian National Instrument 43-101 report dated November 3, 2005 and filed on SEDAR.

Hole No.	Dip/Azm	From	To	Interval	Silver Grade
		(m)	(m)	(m)	(g/t)
NZK2401a	-90/0	87.30	99.30	12.00	122.5
	incl.	96.37	99.3	2.93	305.2

	and	118.39	119.89	1.50	295.8
NZK3201	-90/0	112.88	121.25	8.37	498.1 (uncut) 197.6 (cut)*
	and	157.25	161.25	4.00	263.5

*  one sample with a grade of 3285 g/t Ag was cut to 1000 g/t Ag

2005 Exploration Program

A comprehensive technical database is currently being constructed on the deposit.  The Company initiated a 2,500 metre step-out and in-fill drilling program late in 2005 using three drill rigs.  This drilling program is part of a larger program that will continue through the first half of 2006.

2006 Exploration Program

The comprehensive technical database is still being constructed on the deposit.  The Company plans to continue its drilling program.

On March 3, 2006, Minco Silver announced  they had drilled a total of 5 holes aggregating 1244.88m.  Silicification zones which host most of the known silver mineralization were intersected in all five holes with visible sulphide mineralization in four holes. All core intercepts approximate true width.

Significant intersections in the four holes include those in the following table.

Hole No.	Section	From (m)	To (m)	Intercept (m)	Ag (gm/tonne)
FW 05	Line 4	236.57	241.72	5.15	188.8
	(Infill)	243.72	252.42	8.7	823.8

FW 06	Line 10	129.95	137.25	7.3	261.0
	(Stepout)

FW 07	Line 16	95.0	98.0	3.0	168.0
	(Infill)	115.76	118.16	2.4	1183.4

FW 09	Line 27	178.15	182.05	3.9	221.4
	(Stepout)	232.55	236.28	3.74	292.5

Additional assay data for gold, lead and zinc is pending.

The 5th hole (FW 01) was an exploration hole 600m from the main Fuwan Zone.

Drill cores with visible mineralization was sawn in half with a diamond saw and 135 samples were collected from the four completed holes. Drill core samples from holes completed to date (FW0001, FW0005, FW0006, FW0007 and FW0009) were shipped to the PRA Kunming lab for analysis for silver, gold, lead and zinc.  The samples were prepared according to Minco’s QA/QC procedures, namely each batch of 20 samples included 17 regular samples, 1 certified reference sample, 1 duplicate sample and 1 blank.  The total number of the samples sent to PRA Lab was160.

Samples were prepared and assayed at PRA Kunming lab (Process Research Associates Ltd.) with supervision of a certified BC assayer. Silver was assayed  utilizing the fire assay method  and AAS or gravimetric finish. Assay results were further checked at PRA’s Vancouver lab as an internal check. Reference materials were inserted by Minco Silver staff geologists as a further assay control. The assaying methodology  utilized  by PRA is considered acceptable.

On May 10, 2006 Minco Silver announced that it completed a 9-hole (2,700 meters) drilling program on its Fuwan Silver Project located in Guangdong, China.  Based on the outstanding results generated so far, the Company decided to expand the drilling program by adding two more drills on the project.  Currently, there are five drills on the property.

Further to the assay results released previously for the first five holes, the assay results for the other four holes are provided in the table below:

Hole No.	Section	From (m)	To (m)	Intercept (m)	Silver (gm/t)
FW 02	Line 35	133.55	135.60	2.05	71.40
	(Stepout)	147.34	152.73	5.39	129.80
		165.35	166.15	0.80	1200.00
		195.04	208.67	12.96	234.20

Hole No.	Section	From (m)	To (m)	Intercept (m)	Silver (gm/t)
FW 03	Line 19	242.70	251.80	9.10	284.10
	(Stepout)	257.00	264.10	7.10	74.40
		292.30	293.30	1.00	894.00

FW 04	Line 03	285.38	287.02	2.48	190.50
	(Stepout)	300.23	302.65	2.42	106.80

FW 08	Line 40	178.00	179.40	1.40	116.30
	(Stepout)	181.87	182.27	0.40	468.50

All core intercepts approximate true width.  Additional assay data for gold, lead and zinc are pending.

Hole FW02 is a step-out hole drilled in an open area on Section 35, 1,000m west of the deposit center (Section 4), while Hole FW03 tested the down dip extension of the silver mineralization.  Both holes encountered significant silver zones.  Hole FW 08 was drilled at the east end of the deposit, over 1,000m from the deposit center (Section 4).

Holes FW 02 and FW03, together with two holes ZK4302 (13.23m grading 271.93 g/t silver) and ZK2301 (19.91m grading 150.80 g/t silver), previously drilled by the Chinese, have outlined a large area (approximately 700m by 500m) with very strong and continuous silver mineralization.  This area has received little drilling previously and will be the prime target for the expanded drilling program.

Samples were prepared and assayed at PRA Kunming lab (Process Research Associates Ltd.) with supervision of a certified BC assayer. Silver was assayed  utilizing the fire assay method  and AAS or gravimetric finish. Assay results were further checked at PRA’s Vancouver lab as an internal check.  Reference materials were inserted by Minco Silver staff geologists as a further assay control. The assaying methodology  utilized  by PRA is considered acceptable.

The company is currently designing a comprehensive exploration and development program to bring the Fuwan Silver deposit to the feasibility study stage at the earliest possible time.  This program will be outlined in the company’s upcoming news releases.

Based on the outstanding results generated so far, Minco Silver has decided to expand the drilling program by adding two more drills on the project.  Currently, there are five drills on the property.  Minco Silver is currently designing a comprehensive exploration and development program to bring the Fuwan Silver deposit to the feasibility study stage at the earliest possible time.

MINCO BASE METALS

White Silver Mountain Property

The Company acquired its rights to the White Silver Mountain Project, a polymetallic project located in Gansu Province, China, pursuant to the co-operation agreement for mineral exploration and development between the Company and Baiyin Non-Ferrous Metals Corporation (“BNMC”) signed on November 17, 1997.

A fully licensed Sino-foreign joint venture company, Gansu Keyin Mining Co. Ltd. (“Keyin”) was formed to hold the mineral interests.  In order to earn up to an 80% interest in Keyin, which owns the rights to the White Silver Mountain project, the Company is required to spend a minimum of US$4.8 million (40 million RMB) on the White Silver Mountain property over a six-year period.  If the Company fails to spend the minimum amount, the Company’s interest in Keyin will be capped by a predetermined formula as set out in the joint venture agreement.  BNMC contributed the exploration permit held by it and the geological data and research results, including drill core samples and maps, for its 20% interest in Gansu Keyin.

Following the completion of the above expenditures by the Company, each party is to make contributions to Gansu Keyin in proportion to their respective beneficial interests, pursuant to an option agreement dated December 22, 1999, with effective date of June 10, 1998.  The Company granted Teck an option to earn 70% of the Company's 80% interest, for a 56% net interest in Keyin, by assuming all of the Company’s funding requirements until commercial production has been attained.  Since inception to December 31, 2005, total expenditures on the White Silver Mountain Project have been $3.7 million, of which $2.3 million was funded by Teck Cominco but credited to the Company.  The Company’s interest under the agreement has now been capped at 63%.

Gansu Keyin Mining Co. Ltd.

Gansu Keyin was formed to explore and develop the White Silver Mountain property. Gansu Keyin operates the project pursuant to a Sino-foreign co-operative joint venture contract between BNMC and the Company.  Under the terms of the joint venture contract, Gansu Keyin’s board of directors consists of seven directors of which the Company has the right to select four directors, including the chairman. Baiyin has the right to select the remaining three directors.

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

In August, 2003, the Company and BNMC entered into an amendment agreement to the original joint venture contract to stop the earn-in process on the White Silver Mountain project.  Pursuant to the terms of the joint venture contract, the Company has earned a 61% equity interest on the White Silver Mountain project.

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

Gansu Keyin, the joint venture in which the Company has the right to earn an 80% interest, has concluded an agreement to explore the extensions of the mineralized zones being mined at Xiaotieshan as well as any new discoveries in the region.  Drilling and underground exploration undertaken by Gansu Keyin has focused on the area immediately below the Xiaotieshan underground mine testing the downward extensions of the ore lenses being mined by BNMC.  The agreement includes the areas immediately surrounding past and present mine workings but excludes the workings themselves and the BNMC milling and/or smelting operations.  Recent surface exploration and geological mapping has uncovered other prospective areas outside the project boundary.  In response to these finds, Gansu Keyin applied for an additional 70 square kilometres of mineral rights, which was granted in March 2000.

Geological Setting

The volcanogenic massive sulphide deposits in the Baiyin district are hosted in a Cambrian-Ordovician volcanic and volcaniclastic sequence. Mineralization and host rocks are comparable to Rio Tinto district in Spain or the Roseberry deposit in Tasmania, Australia. The deposits at Baiyin are developed at specific favourable horizons within the volcanic sequence and the largest deposit (Zheyaoshan) and third largest (Xiaotieshan) deposit occur along the same stratigraphic horizon.  The volcanic sequence and the tabular ore lenses have been rotated into a near vertical orientation from deformation processes. Metamorphic events have moderately recrystallized ore zones resulting in coarse grained economic sulphide minerals that are amenable to conventional milling and concentrating techniques.

Much of Minco's past exploration effort was focused on testing for the depth extensions of ore zones presently being mined at Xiaotieshan. These efforts were influenced by a perceived westward plunge of the Xiaotieshan ore system. Subsequent interpretation from compilation of a large amount of historical exploration and production data highlighted a rich ore shoot with a vertical to slightly easterly plunge on the east side of the deposit.

This ore shoot remains open at depth and to the east.  Evaluation of a narrow but high grade intersection (XM1544-14) on the west side of the deposit suggests a possible re-appearance of massive sulphide along the Zheyaoshan-Xiaotieshan stratigraphic position. There are no drill holes located at the same depth and west of the Minco's holes.

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

2006 Exploration Program

Planning is underway to resume drilling in 2006.  The lack of underground drilling equipment in China necessitates use of Minco Mining’s underground drilling unit.  This unit has been returned to the project site and inspected to ensure it is functioning properly.  Drifting to provide drill access will be required for some targets and other targets can be reached from existing drill stations.  The Company plans to complete approximately 300 metres of underground access drifting, 4 underground diamond drill stations and approximately 5,000 metres of drilling.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis of the operating results and the financial position of the Company for the three years ended December 31, 2005, 2004 and 2003 should be read in conjunction with the consolidated financial statements and the related notes.  Financial amounts (other than per share amounts) in the following discussion have been rounded to the nearest thousand dollars.

A.

OPERATING RESULTS

General

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2005, 2004 and 2003.  Since the signing of the Company’s first co-operation agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious and base metals properties in China.

To date, the Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration, property evaluation and acquisitions and plans to build a portfolio of precious and base metals properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand dollars. For comparison, the Company's results of operations for the year from 2005 to 2004 and for the first quarter ended March 31, 2006 are included.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

And First Quarter ended March 31, 2006

EXPLORATION COSTS

For the year 2005, gross exploration costs totaled $3,069,000 compared to $1,258,000 in 2004. Over the 12 month period, ended December 31, 2005, the Company expensed $2,731,168 and recovered $337,000.

	2005	2004	2003	Quarter Ended March 31, 2006
Gansu
• White Silver Mountain	$64,210	$11,241	$36,994	5,180
• Yangshan, Anba	319,226	110,235	43,811	4,209
• Minco-Qinqi (formerly Western Extension of Yangshan)	207,699	213,797	-	7,212
• Longnan	81,169	-	-	68,471
Inner Mongolia
• Gobi Gold	15,382	96,607	216,806	9,052
• BYC	286,918	358,362	52,224	77,964
Guangdong
• Chengkeng	89,884	380,800	-	25,838
• Fuwan	264,760	86,938	-	175,246
• Fuwan acquisition	1,739,594
Gross exploration costs	3,068,842	1,257,980	349,835	373,172
Exploration cost recoveries	(337,674)	(480,362)	(40,977)	(77,964)
Expensed exploration costs	(2,731,168)	$777,618	$308,858	295,208
Acquisition costs – Fuwan	1,739,594	-	-	-

The most significant changes in 2005 are: expenditures increased on the Fuwan silver project relating to the acquisition costs for the Fuwan exploration permits and exploration programs; expenditures decreased on the Changkeng property as the Company is not undertaking further work until the exploration permit is transferred from the No. 757 Exploration Team.

(a)

Pursuant to the Consignment Contract with No. 2 Geological Exploration Institute, the exploration program on Minco-Qinqi (formerly Yangshang West Extension) has finished. $107,000 was spent on the drilling and geology on this project, and $100,000 was paid for the consulting fees and miscellaneous expenses in the period ended December 31, 2005.

(b)

As described above, the Company has an agreement with New Cantech under which New Cantech funds exploration activities on the BYC project. In the year ended December 31, 2005, direct costs and management fees relating to the BYC project totalled $287,000, (2004: 358,000; 2003: $41,000) which was reimbursed by New Cantech. The Company recognizes the recovery of expenses when received.

(c)

Pursuant to the terms of the agreement on the BYC project in Inner Mongolia, the Company received, from New Cantech, 100,000 common shares at $0.21 per share for $21,000 in May 2005 and 50,000 common shares at $0.30 per share for $15,000 in September 2005.  In 2004, the Company received 250,000 common shares at $0.34 per share for a total of $85,000 and 100,000 common shares at $0.37 per share for a total of $37,000. The aggregate value of these shares at the date of issue ($158,000) has been recorded as an exploration cost recovery.

(d)

In 2005, the Company made a provision of 2 million RMB (approximately $295,000) into exploration costs for the funds originally advanced to Qun Ying for the transferring of the Yangshan (Anba) exploration permit as disclosed above.

(e)

In 2005, the Company transferred a small portion of the Longnan exploration permits to a third party with the compensation of RMB 100,000 (approximately $15,000) recorded as exploration recovery.

(f)

In 2005, Minco Silver paid 1.5 million RMB ($220,000) to No. 757 Geo-Exploration Team for the three silver licenses acquired on April 7, 2005 on behalf of Minco Silver.

1)

Guanhuatang property (Permit No.0100000510045 expiring April 7, 2008);

2)

Luoke-Jilinggang property (Permit No.0100000510046 expiring April 7, 2008); and

3)

Guyegang-Sanyatang property (Permit No.0100000510047 expiring April 7, 2008)

(g)

In 2005, Minco Silver paid 3.031 million RMB (approximately $446,000) to No. 757 Geo-Exploration Team, representing 70% share of the first payment of the Fuwan exploration permit.

(h)

To earn a greater interest in the Fuwan silver project, Minco Silver paid an additional 1.101 million RMB (approximately $154,000) to No. 757 Geo-Exploration Team in 2005, representing the 30% share of the first installment of the Fuwan exploration permit. As of December 31, 2005, Minco Silver had paid 4.132 million RMB (approximately $600,000) in total, representing 100% of the first installment of Fuwan exploration permit.

(i)

Minco Silver also recorded the remaining two instalments into mineral interests, due in relation to the acquisition of the Fuwan Exploration Permit, amounting to approximately $920,000 (RMB6,198,000) payable in two equal instalments in 2006 and 2007.

ADMINISTRATIVE EXPENSES

First Quarter ended March 31, 2006 Compared to March 31, 2005

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the period ended March 31, 2006, the Company spent a total of $921,000 on administrative expenses compared to $610,000 in the same period of 2005. Minco Mining and Minco Silver share its Vancouver and China offices. Minco Mining allocates a portion of salaries, rent and office administration expenses at cost to Minco Silver.

Minco Silver increased its business activities after its public listing on the TSX on December 1, 2005; in March 2006, Minco China set up a new branch office in Gansu which is mainly responsible for Gansu-Longnan properties. Many expenses such as office and miscellaneous, rent and telephone increased accordingly. Changes in other significant expenses were:

•

Professional fees (accounting, audit and legal fees) for the period ended March 31, 2006 were $134,000, as compared to $34,000 in the same period of 2005. The increase in the current period was mainly due to the excess of audit fees for both Minco Mining and Minco Silver’s 2005 audit over the accrual made in the prior period.

•

Personnel costs (comprising salaries, benefits and consulting fees) for the year ended March 31, 2006 were $216,000, compared to $181,000 in the same period of 2005. The increase is a result of more business activities after Minco Silver’s public listing. In addition, in late 2005, the Company (through Minco Mining) recruited several senior level employees in Canada (including a vice president exploration and an investor relation manager) and China. In the first quarter 2006, the Company appointed a new CFO and several employees in Canada and hired several senior employees in China. The Company expects that salaries expense will increase further in coming periods as it hires additional employees in Canada and China.

•

In advance of Minco Silver’s public listing, the Company undertook investor relations initiatives for both Minco Mining and Minco Silver. The Company increased investor relations initiatives by attending more investment conferences and experienced higher printing costs related to IR activities. As a result, the Company incurred investor relations expense of $139,000 in the period ended March 31, 2006 compared to $39,000 in the same period of 2005. The Company retained the services of three investor relations groups: Boardmarker Consultancy Group, O&M Partners LLC, and Asianada International Investment Inc.

•

For the year ended March 31, 2006, the Company incurred a foreign exchange gain of $9,000 as a result of an increase in the Canadian dollar value of its RMB-denominated net assets, as compared to a gain of $30,000 in the same period of 2005.

•

The Company recorded stock based compensation in the first quarter of 2006, of which $110,000 related to Minco Mining and $96,000 related to Minco Silver. Minco Mining’s $110,000 of stock based compensation expenses in the first quarter of 2006 was down from $170,000 in the first quarter of 2005. The decrease in this expense was attributable to lower vesting of stock options in the period, which in turn resulted in a decreased fair value of stock options.

In the period ended March 31, 2006, Minco Silver granted 275,000 stock options to its directors, officers, employees and consultants with the exercise price range from $1.95 to $2.22 per unit. Minco Silver recorded $96,000 of stock based compensation expense in connection with this grant (2004 - nil).

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the year ended December 31, 2005, the Company spent a total of $2,858,000 on administrative expenses compared to $2,468,000 in 2004. Minco Mining and Minco Silver share its Vancouver and China offices. Minco Mining allocates a portion of salaries, rent and office administration expenses at cost to Minco Silver.  In 2004, Minco Silver only included three months of operations. In 2005, many expenses such as office and management, rent and telephone increased due to the longer operating period for Minco Silver in fiscal 2005. Changes in other significant expenses were:

•

Professional fees (accounting, audit and legal fees) for the year ended December 31, 2005 were $337,000, as compared to $101,000 in 2004. The increase largely results from 2005 being the first full fiscal year for Minco Silver and was also due to the services provided for the review of Minco Silver prospectus and the preparation for IPO.

•

Personnel costs (comprising salaries, benefits and consulting fees) for the year ended December 31, 2005 were $700,000, compared to $556,000 in 2004. The increase is a result of 2005 being Minco Silver’s first full year of operations. In addition, however, the Company recruited several senior level employees in Canada (including a vice president exploration and an investor relations manager) and China. The Company expects that salaries expense will increase further in coming periods as it hires additional employees in China.

•

The Company spent $181,000 on regulatory and filing in 2005 compared to $62,000 in 2004. The increase was mainly due to the filing costs for Minco Silver’s prospectus and IPO, which occurred in 2005, for $77,000.

•

In advance of Minco Silver’s public listing, the Company undertook investor relations initiatives for both Minco Mining and Minco Silver. As a result, the Company incurred investor relations expense of $343,000 in fiscal 2005 compared to $294,000 in 2004. The increase is mainly due to more investor relations activities and increased investor awareness programs. During 2005, the Company retained the services of three investor relations groups: AGORA Investor Relations Corp., Boardmarker Consultancy Group, and O&M Parterners LLC.

•

In 2005, the Company spent $331,000 on property investigation, compared to $174,000 in 2004; the increase reflects the initiatives to investigate and evaluate additional gold and silver properties.

•

For the year ended December 31, 2005, the Company incurred a foreign exchange loss of $10,000 as a result of a decrease in the Canadian dollar value of its RMB-denominated net assets, as compared to a loss of $326,000 in 2004.

•

Minco Mining recorded $374,249 of stock based compensation expense in 2005 compared to $506,000 in 2004. The change reflected lower vesting of stock options in the current year.  In 2005, Minco Silver granted 2,740,000 stock options to its directors, officers, employees and consultants with $1.25 per unit. Minco Silver recorded $51,000 of stock based compensation expense in connection with this grant. (2004: nil).

INTEREST AND SUNDRY INCOME

First Quarter ended March 31, 2006 Compared to March 31, 2005

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees. In the three months ended March 31, 2006, interest and sundry income was $126,000 compared to $70,000 in the comparative period. The 2006 increase was mainly due to a higher balance of short-term investments resulting in higher interest revenue; interest income increased to $107,000 in 2006 from $54,000 in 2005; management fees and rental income increased to $19,000 in 2006 fro $16,000 in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees. In 2005, interest and sundry income was $476,000 compared to $318,000 in 2004. The 2005 increase was mainly due to the increased investments resulting in higher interest revenue; interest income increased from $202,000 in 2004 to $389,000 in 2005.

NON CONTROLLING INTEREST

First Quarter ended March 31, 2006 Compared to March 31, 2005

The Company’s non-controlling interest in the loss of Minco Silver in the first three months in 2006 amounted to $227,000, which increased from $16,000 in 2005. This was due to the increase in outside share holders in Minco Silver from 30% to 44.5% following a series of shares issuances and increased Minco Silver losses in 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The Company’s non-controlling interest in the loss of Minco Silver in 2005 amounted to $1,181,822, which increased from $13,000 in 2004. This was due to the increase in outside share holders in Minco Silver from 30% to 44.4% following the initial public offering (“IPO”) in December 2005 and increased Minco Silver costs in 2005.

FINANCIAL POSITION

First Quarter ended March 31, 2006 Compared to March 31, 2005

Since the Company’s last year end on December 31, 2005, the Company’s total assets have changed from $18,644,000 to $18,410,000 at March 31, 2006.  None of the components of total assets have changed significantly in that period.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Interest and sundry income	$126,001	$293,269	$49,829	$62,509	$69,968	$220,475	$69,081	$9,105
Net income (loss)
• As reported	(962,265)	(614,896)	(752,218)	(679,842)	(650,374)	(748,069)	(690,252)	(954,150)
• As restated	(962,265)	(1,481,107)	(752,218)	1,870,158	(650,374)	1,361,931	(690,252)	(954,150)
Net income (loss) per share – basic and diluted
• As reported	(0.02)	(0.01)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.03)
• As restated	(0.02)	(0.04)	(0.02)	0.05	(0.02)	0.04	(0.02)	(0.03)

During the most recent eight quarters, the Company had no discontinued operations or extraordinary items.

Some period-to-period fluctuations are the result of specific exploration initiatives.

In the first quarter of 2006, the loss reflected drilling activities and higher administrative costs following Minco Silver’s public listing and Minco China Gansu branch’s setup.

In 2005, the Company recorded a dilution gain of $2,953,000 as the change in the non-controlling interest of its investment in Minco Silver, and $2,110,000 dilution gain in 2004. The Company recorded dilution gains in the second and fourth quarter of 2005 and fourth quarter of 2004.

In the fourth quarter of 2005, the losses were increased compared to the same period of last year, which was primarily due to more exploration activities, especially on the Fuwan Silver Project and Longnan project, and the write off of 2 million RMB (approximately $295,000) as disclosed above. The increases in loss were partially offset by increases in interest and sundry income. The interest and sundry income increase was primarily due to the increase of investment principal and interest rates.

With the issuance of Minco Silver’s special warrants in November 2004 and May 2005 and the initial public offering in December 2005, the Company’s ownership percentage in Minco Silver was reduced from 100% to 70%, 57.7% and 55.5%, respectively.

Compared to the second quarter of 2005, there are no major changes in the third quarter of 2005 except some activities related to Minco Silver. In the second quarter of 2005, Fuwan Exploration Permit for Reconnaissance Survey was transferred by No. 757 Exploration Team to Minco China. Minco China holds the Exploration Permit on behalf of Minco Silver. A technical report in accordance with NI 43-101 for Fuwan property was finalized on September 30, 2005. The administrative expenses increase in the third quarter of 2005 was mainly related to the preparation of an initial public offering by Minco Silver. A technical report in accordance with NI 43-101 for the Fuwan Silver Project was finalized on September 30, 2005. In October 2005, Minco Silver paid 1.5 million RMB (approximately $220,600) to No. 757 Geo-Exploration Team for the three exploration permits acquired on April 7, 2005 on behalf of Minco Silver.

In the second quarter of 2005, exploration activities slowed down compared to 2004 as some of the Company’s properties are in the process of transferring exploration permits. Once the exploration permits are transferred, exploration activities will commence.  Also, administrative expenses decreased due to the significant declines in foreign exchange loss and stock based compensation.

The net loss decreased in the first quarter of 2005 as exploration activities slowed over the winter and in particular due to the Chinese New Year holidays. Project exploration and the joint ventures’ offices in China were closed for about two weeks.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Since the Company’s last year end on December 31, 2004, the Company’s total assets have increased from $13,026,000 to $18,644,000 at December 31, 2005. The bulk of the increase is represented by temporary investments (which increased by $5,351,000). The increase in total assets results from the investment received into Minco Mining and Minco Silver as a result of financing and the exercise of warrants and options. Share capital (primarily from the issuance of common shares) increased by $3,497,000 from $24,690,000 in 2004 to $28,187,000 in 2005, offset by the Company’s $1,013,541 loss in 2005.

On December 1, 2005, Minco Silver announced that it has received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). Minco Silver’s common shares began trading on the TSX on December 2, 2005. Minco Silver’s trading symbol is “MSV”.

Minco Silver also announced the completion of its initial public offering of 920,000 common shares at a price of $1.25 per common share (the “IPO”) for gross proceeds of $1,150,000.  Blackmont Capital Inc. (the “Agent”) was paid a cash commission equal to 8% of the proceeds from the sale of common shares pursuant to the IPO and an underwriting and agency fee of $30,000, plus GST.  As additional consideration in connection with the IPO and a previously completed special warrant offering, the Company also granted agents’ warrants to the Agent and members of its selling group entitling them to purchase up to 279,600 common shares at an exercise price of $1.25 per common share for a period of 12 months from the IPO closing date and thereafter at a price of $1.50 per common share for an additional six months.

At the close of the IPO, Minco Silver had 25,196,000 shares issued and outstanding, of which Minco Mining owns 14,000,000 or 55.5% and Silver Standard owns 4,960,000.  Silver Standard also holds a right of first refusal to increase its position to 30% by participating in future financings of the Company.

On November 11, 2005 the Company received Listing approval on The American Stock Exchange (“AMEX”). The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

In 2004, Minco Mining incorporated three subsidiaries, Minco Mining (China) Corporation (“Minco China”), Minco Silver Corporation (“Minco Silver”) and Minco Base Metals Corporation (“Minco Base Metals”). The Company also signed several joint venture agreements for gold, silver and base metals deposits.   The Company plans to develop its silver projects in Minco Silver, its base metal projects in Minco Base Metals while retaining its gold projects (Changkeng, BYC, Gobi, Yangshan Anba, and Western Extension of Yangshan) in Minco China under the main umbrella company, Minco Mining.  Minco Silver and Silver Standard Resources Inc. (“Silver Standard”) have entered into a strategic alliance to jointly pursue silver opportunities in China.  Under terms of the alliance, Silver Standard has invested $3,200,000 in Minco Silver (of which $2,000,000 had been invested at December 31, 2004) to acquire a 20% interest in the new venture.  Silver Standard will have preferential purchase rights to participate in future financings of Minco Silver with the ability to increase its interest in Minco Silver to a maximum of 30%. As part of the agreement, Minco Silver will be the exclusive entity for both parties to pursue silver projects in China.

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

The increase in the Company’s total assets in 2003 and 2004 is principally attributed to funds generated from the sale of securities and largely represents cash and short-term investments held to fund future operations.  For the year ended December 31, 2004, gross exploration costs totalled $1,257,980 compared to $349,835 in 2003. The rise in exploration costs in 2004 reflected increased exploration activities, particularly on the newly acquired properties.  During 2004, the Company received an expense recovery of $400,000 from Cantech for expenses incurred for the BYC project, drilling tools rental and management fees from November 1, 2003 to December 31, 2004.

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

The Company opened a Toronto office in April 2004 with an average cost of approximately $15,000 per month. The Toronto office was closed in March 2005.  The Company is holding shares of Cantech that it received in connection with the BYC Project.  The market value of these shares decreased by $57,250 between the date of issuance and December 31, 2004.  The decline in value has been recognized in the statement of operations.

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

The Company’s operating losses have generally trended to be higher through 2003 and 2004, reflecting the Company’s higher level of activity as it acquires interests in new properties and undertakes new exploration initiatives. The increase in net loss in the second quarter of 2004 was largely attributable to exploration expenses incurred regarding Changkeng.  The significant increase in net loss in the fourth quarter was partly to increased development and financing activities. Exploration costs in the fourth quarter of 2004 were $164,515, up from $111,483 in the third quarter, and administrative expenses increased to $765,855 in the fourth quarter from $647,850 in the third quarter. Many of the issues, discussed above, that resulted in an increase in expenses in 2004 occurred during the fourth quarter.  The Company’s financial position improved during the fourth quarter as it completed a private placement that generated gross proceeds $5 million, a special warrant offering to fund Minco Silver of $3 million and generated cash from the exercise of options and warrants.

In 2004, the Company used cash of $2,839,560 to support operating activities. The Company’s net loss for the year of $861,662 accounted most of the use of cash, although the loss was offset by expenses not requiring cash comprising amortization of $29,228, stock-based compensation of $505,932, the writedown of marketable securities of $57,250. In addition, certain other operating items did not generate cash including temporary investments received as a recovery of exploration costs ($122,000) and the minority non-controlling interest in the loss of $12,676.

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

EXCHANGE RATES

The Company maintains its accounting records using the Canadian dollar as the functional currency.  The Company translates foreign currency transactions into its functional currency in the following manner:  At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars at the exchange rate in effect on that date.

At each period end, all monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date.  The resulting foreign exchange gains and losses are included in the consolidated statement of operations.  The Company pays for its expenses related to its Chinese joint ventures in Canadian dollars which are then converted into Chinese RMB.  The Company does not believe that foreign currency fluctuations have had a material impact on its financial condition.  However, no assurance can be given that material foreign currency fluctuations will not occur in the future.  The Company does not engage in foreign currency hedging transaction.

INFLATION

The Company does not believe that inflation will have a materially adverse effect on its financial condition.  However, no assurance can be given that the Company will not experience a substantial increase in inflation.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.   In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

MINERAL PROPERTY COSTS

One of the most critical areas where estimates are used is in the area of the valuation of its carrying value of its mineral property costs. Under Canadian GAAP, the company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

The estimated values of all properties are assessed by management on a continual basis. This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the company’s assessment of its ability to sell the property for an amount greater or less than the carrying value. If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values.

Management’s estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. The company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

STOCK-BASED COMPENSATION

Another significant estimate relates to accounting for stock-based compensation. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options granted/vested during the year.

The company has adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870 – “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Effective January 1, 2004, the Company adopted the accounting procedures recommended by the Canadian Institute of Chartered Accountants Handbook section on stock-based compensation and other stock-based payments.

Previously, the company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market prices at the date of the grant.  The Company now expenses, over the vesting period, the fair value of the options at the date of grant.  As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.  The Company’s other significant accounting policies are described in the notes to the audited financial statements for the year ended December 31, 2005.

SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

The Company’s significant accounting policies are described in the notes to the audited financial statements and are included in the interim financial statements for the Company. There has been no change in the Company’s accounting policies in the current period.

IMPAIRMENT OF LONG-LIVED ASSETS

The Accounting Standards Board of the CICA has issued CICA 3063, “Impairment of Long-Lived Assets”, which will be effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company has adopted the new standard. The implementation of this new standard did not have a material impact on its financial position or results of operations.

VARIABLE INTEREST ENTITIES

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company has adopted the guideline. The adoption of this guideline will not have any impact on the company’s consolidated financial statements.

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

First Quarter ended March 31, 2006 Compared to March 31, 2005

For the period ended March 31, 2006, the Company used cash of $883,000 to support operating activities compared to $530,000 in the same period of 2005.  The Company’s net loss the current quarter of $962,000 accounted for most of the use of cash, although the loss was offset by expenses not requiring cash comprising amortization of $14,000, stock-based compensation of $206,000, and the write down of marketable securities of $99,000. In addition, certain other operating items did not generate cash including the minority non-controlling interest in the loss of $227,000.

For the period ended March 31, 2006, the Company generated $802,000 from financing activities. Minco Mining generated cash of $220,000 from the issuances of 406,500 common shares through exercise of stock options at the price range from $0.20 to $0.55 per share, exercise of 250,000 broker options at $1.40 per share for proceeds of $350,000, and exercise of 104,000 warrants at the price range from $1.50 to $1.70 per share for proceeds of $169,000.

In addition, Minco Silver generated a total of $62,000 from the 49,900 share purchased exercised at $1.25 per share. The Company generated $238,000 from financing activities in the same period of 2005.

In the first three months period ended March 31, 2006, the Company generated $58,000 from investing activities compared to $1,188,000 in the same period of 2005. $78,000 was generated from the reduction of liquid short-term investments. The Company also spent $20,000 to purchase new equipment and capital assets.

The Company’s cash and short-term investment balance at March 31, 2006 amounted to $17,698,000, which is sufficient to fund the Company’s operations and exploration activities for at least 12 months.

The Company expects that expenditures on exploration will increase in 2006 as the Company increases the number of joint ventures and participates in and evaluates more properties.

The Company has recently undertaken issuances of securities as follows:

Minco Mining:

As at March 31, 2006, 1,138,544 (December 31, 2005 – 1,518,058) of the shares issued were held in escrow. Under the original escrow agreement, 4,880,000 escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource property. In July 2005, the Company released 1,473,264 escrow shares based on exploration expenditures. In June 2005, the Company’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares on December 31, 2005 (the release was not effected until January 2006); (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares on December 31, 2006; and (d) 379,516 escrow shares on July 1, 2007.

Minco Silver:

In October 2005, the Company, Computershare Trust Company of Canada (the “Escrow Agent”) and the principals of the Company (“Principals”) signed an escrow agreement. Pursuant to the escrow agreement, the Principals agreed to deposit an aggregate of 19,190,000 common shares in escrow (the “Escrowed Securities”) with the Escrow Agent.  The escrow agreement provides that the Escrowed Securities will be released as follows: (i) 25% on the date of listing of the Company’s Shares on a Canadian exchange (the “Listing Date”); (ii) 25% six months after the Listing Date; (iii) 25% twelve months after the Listing Date; and (iv) 25% eighteen months after the Listing Date. As at March 31, 2006, 14,392,500 common shares were still in escrow.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

At December 31, 2005, the Company’s cash and short-term investment balance amounted to $17,898,058 as compared to $12,173,026 at December 31, 2004.  During 2005, the Company generated $845,000 through the exercise of outstanding warrants and employee stock options as compared to $1,145,266 as at December 31, 2004. At December 31, 2005, the Company had working capital of $17,494,993 as compared to $12,513,068 as at December 31, 2004.  A total of 808,667 options were exercised and 281,428 warrants were exercised during the fiscal year ended December 31, 2005.

The particulars of all capital raising transactions for the last two years are detailed below.  Proceeds of these financings have been used for exploration and for development expenditures (only when and if warranted) in connection with the Company's mineral projects located in China, for working capital and for acquisition of additional projects.

Minco Mining:

•

In October 2004, Minco Mining completed a non-brokered private placement of 3,571,428 units priced at $1.40 per unit with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for a period of twenty four months, allowing the holder to acquire one common share for a price of $1.70. This offering raised gross proceeds of $5,000,000; the Company incurred costs of $546,000 in connection with this offering.

•

On July 22 2005, the Minco Mining completed a non-brokered private placement of 2,500,000 units priced at $1.15 per unit with each unit consisting of one common share and one common share purchase warrant. Each warrant is exercisable for a period of two years from the date the financing is closed, allowing the holder to acquire one common share for a price of $1.50 during the first year and $2.00 during the second year from the closing date.  If at any time after the expiry of the four month hold period the published closing trade price of Minco Mining’s common shares on the TSX Exchange exceeds an average price of $2.15 for 20 days in year one, and an average price of $2.50 for 20 days in year two, then the exercise period of the warrants will be reduced to a period of 30 days from the date Minco Mining provides written notice to the holder of the warrants of such early expiry.  This offering raised proceeds of $2,875,000. Minco Mining paid a finder’s fee of $172,500 and issued the finder 250,000 warrants with a fair value of $50,000 under the same terms and conditions of the share purchase warrants. The proceeds from the financing are for Minco Mining and its joint ventures’ exploration and development and for general working capital.

Minco Silver:

•

On November 24, 2004, Minco Silver raised $3,000,000 through a non-brokered private placement of 6 million special warrants at $0.50 each. Each special warrant entitles the holder, upon the exercise without payment of any additional consideration, to receive one common share of Minco Silver. Four million special warrants were placed with Minco Silver’s strategic partner, Silver Standard.

•

On May 10, 2005, Minco Silver issued 4,276,000 special warrants at $1.25 each for gross proceeds of $5,345,000. Of this amount, $2,345,000 was raised on a brokered basis and $3,000,000 was raised on a non-brokered basis. Each special warrant entitles the holder to be issued one common share of Minco Silver. The warrants were fully exercised on December 2, 2006. Minco Silver paid cash commission of $187,600 for the funds raised on the brokered portion of the placement plus an underwriting fee of $15,000. Upon issuance of common shares in respect of the recently receipted prospectus qualifying the special warrants, Minco Silver will have 24,276,000 common shares issued and outstanding, of which Minco Mining will own 14 million common shares, representing 58%.

The Company has an authorized capital of 100,000,000 common shares with no par value. As at December 31, 2005, the Company had 38,633,992 common shares outstanding compared to 35,043,897 common shares outstanding at December 31, 2004.

During 2005, the Company generated $845,000 through the exercise of share purchase warrants and employee stock options.

As at December 31, 2005, Minco Mining had 4,398,214 share purchase warrants outstanding exercisable at varying prices between $1.50 and $2.00 per share with varying expiry dates between October 2006 and July 2007. Minco Mining also had broker options of 250,000 at $1.40 per unit expired by April 14, 2006.

For Minco Silver, total number of broker warrants issued during 2005 and outstanding at December 31, 2005 was 279,600, exercisable at a price of $1.25 per common share during the first twelve months of the term expiring December 1, 2006 and at a price of $1.50 per common share during the last six months of the term expiring May 31, 2007.  The weighted average exercise price of the warrants is $1.25 per common share.

As at December 31, 2005, Minco Mining had 2,954,500 stock options outstanding, exercisable at varying prices between $0.20 and $2.00 per share; Minco Silver had 2,740,000 stock options outstanding, exercisable at the price of $1.25 per share.

At the date of this management’s discussion and analysis, Minco Mining has 39,260,992 common shares, 4,137,714 share purchase warrants, 250,000 finder warrants, and 3,480,000 stock options outstanding. The maximum number of shares that are potentially issuable for Minco Mining is 47,128,706.

At the date of this management’s discussion and analysis, Minco Silver has 25,245,900 common shares, 229,700 broker warrants, and 2,615,000 stock options outstanding. The maximum number of shares that are potentially issuable for Minco Silver is 28,090,600.

COMMITMENTS

Refer to Tabular Disclosure of Contractual Obligations below.

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

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

(a)

The Company has commitments in respect of office leases requiring minimum payments of $378,195, as follows:

2006	273,598
2007	87,601
2008	16,996
195

The Company has entered into sub-lease agreements for a portion of its leased premises.

(b)

Minco Mining also conditionally committed to payments of up to $11,925,000 in respect of joint venture investments and mineral property development.

	Total ($)	Less than 1 year ($)	1 - 3 years ($)	3 - 5 years ($)	More than 5 years ($)
Jinli (1)	7,362,708	2,974,534	706,820	3,681,354	-
YGM (2)	3,464,803	-	3,464,803	-	-
Minco-Qinqi (formerly Yangshan West Extension) (3)	1,082,751	1,082,751	-	-	-
Longnan exploration commitments(4)	14,437	14,437
Minco Mining Total	11,924,699	4,071,722	4,171,623	3,681,354	-

Notes:

(1)

Costs of exploration permits and investment commitments in accordance with the Jinli JV Agreement dated September 28, 2004;

(2)

Costs of exploration permits and investment commitments in accordance with the YGM Agreement dated October 29, 2003;

(3)

Costs of exploration permits and investment commitments in accordance with the Gansu JV Agreement dated March 1, 2004.

(4)

Commitment of RMB 100,000 (approximately 14,437) to be paid in 2006 on Longnan exploration program.

As of December 31, 2005, Minco Silver has committed to $192,860 for drilling program in 2006.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company as of July 5, 2006, with each position and office held by them in the Company, their terms of office and the period of service as such.  Each director’s term of office expires at the next annual general meeting of shareholders.

NAME AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION AND POSITIONS DURING LAST FIVE YEARS	DIRECTOR SINCE	NUMBER OF COMMON SHARES HELD (2) (3)
Ken Z. Cai (15) President, Chief Executive Officer and Director

President and CEO of Minco Mining & Metals Corporation from February 1996 to present; President, CEO and Director of Minco Silver Corporation from 2004 to present; Chairman, CEO and Director of Tranzcom China Security Networks Inc. from 1991 to present; Director of Gobi Gold Inc. from August 2005 to present; Director of Dragon Pharmaceuticals Inc. from September 1998 to January 2005.

		February, 29, 1996	6,318,031(4)
William Meyer Chairman and Director Former Member of Audit Committee (8) (15)

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

		July 16, 1999	686,571 (5)
Robert M. Callander (1) (9) (10) (15) Director	Vice President of Caldwell Securities Ltd. from 1995 to present and joined Caldwell Securities in 1992.	August 23, 1996	107,300 (6)
Heinz Frey (1) (9) (10) Director

CEO of MAHEF GmbH from August 1998 to present; President & Director of Tranzcom China Security Networks Inc. from December 2001 to present; Vice Chairman of Securitas AG from May 1992 to present; Director of Dragon Pharmaceutical, Inc. from August 2005 to Present Director of Scintilla from May 1981 to May 2003.

		January 30, 2006	200,000 (7)

NAME AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION AND POSITIONS DURING LAST FIVE YEARS	DIRECTOR SINCE	NUMBER OF COMMON SHARES HELD (2) (3)
James M. Carter (1) (9) (10) (15)(16) Director

Vice President of KHD Humboldt Wedag International Ltd. (formerly MFC Bancorp Ltd.) from January 1998 to present; Vice President of Mass Financial Corp. from January 2006 to present; Director and Corporate Secretary of Sasamat Capital Corporation from 2003 to present.

		June 30, 2006	200,000 (13)
Mark Orsmond (14)(16) Vice President Finance and Chief Financial Officer

President of Mercantile Consulting Limited from 2001 to present; Vice President Finance and Corporate Development of Minco Silver Corporation from June 2006 to present; Management Consultant of BC Hydro from June 2003 to October 2005; Part-time CFO for International Composting Corporation Inc. from January 2003 to present 2006; Chief Financial Officer of Contec Innovations Inc. from August 2001 to November 2002; Consultant of MCSI Corporate Finance from March 2000 to August 2001.

		February 15, 2006	208,000 (13)
Brigitte M. McArthur (16) Corporate Secretary

Corporate Secretary of Minco Silver Corporation from April 2005 to present; Corporate Secretary of Minco Base Metals from April 2005 to present; Corporate Secretary of Aquasol Envirotech Ltd. from April 2005 to present; Corporate Secretary of Tranzcom China Security Networks Inc. from April 2005 to January 2006; Corporate Secretary for Crosshair Exploration & Mincing Corp. from May 2004 to February 2005; Corporate Secretary of Target Exploration & Mining Corp. from May 2005 to February 2005; Corporate Secretary of Cabo Mining Enterprises Corp. from December 2003 to April 2004; Director, Corporate Secretary & Treasurer of Essendon Solutions Inc. from July 2000 to September 2003; Corporate Secretary of National Telcom Solutions Inc. from June 2001 to July 2003.

		April 1, 2005	115,000 (11)

NAME AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION AND POSITIONS DURING LAST FIVE YEARS	DIRECTOR SINCE	NUMBER OF COMMON SHARES HELD (2) (3)
Jin (Fiona) Zhou (16) Controller

Controller of Minco Silver Corporation from October 2004 to present; Controller of Tranzcom China Security Networks Inc. from June 2004 to April 2005.  Previously she served as the accounting  manager of several companies and has held several positions such as finance supervisor and senior auditor.

		June 23, 2004	120,000 (12)

Notes:

(1)	Current member of the Audit Committee of the Company.
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

(3)

The directors, nominees, officers and other members of management of the Company, as a group beneficially own, directly or indirectly, 7,954,902 common shares of the Company, representing 19% of the total issued and outstanding common shares of the Company.  Of the 7,954,902 a total of 2,045,500 are pursuant to stock options granted but not exercised and 5,401,031 are held by Pacific Canada Resources (Note (4)).

(4)	Includes 5,401,031 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest. Also includes 595,500 common shares subject to options.
(5)	Includes 575,000 common shares subject to options.
(6)	Includes 50,000 common shares subject to options.
(7)	Includes 200,000 common shares subject to options.
(8)	Mr. Meyer was a member of the Audit Committee from November 1, 1999 to October 3, 2005.
(9)	Current member of the Nominations Committee of the Company.
(10)	Current member of the Compensation Committee of the Company.
(11)	Includes 115,000 common shares subject to options.
(12)	Includes 110,000 common shares subject to options.
(13)	Includes 200,000 common shares subject to options.
(14)	Mr. Orsmond was appointed the Company’s Vice President Finance and Chief Financial Officer of the Company on February 15, 2006 upon the resignation of Simon Anderson.
(15)	Mr. Carter was appointed as a Director of the Company on June 30, 2006. Mr. Carter was also appointed as Chairman of the Audited Committee.
(16)	Resident of Canada

Positions held by the Company’s directors and officers presently other than with the Company:

Name of Director or Officer	Positions Held
Ken Cai President, Chief Executive Officer & Director

Director of Aquasol Envirotech Ltd.

President and Director of Sinowin Investments Inc.

President and Director of Pacific Canada Resources Inc.

Chairman, CEO and Director of Tranzcom China Security Networks Inc.

Director of Gobi Gold Inc.

President, CEO and Director of Minco Silver Corporation

President & Director of Minco Base Metals Corporation

Director of Gobi Gold Inc.

William Meyer Chairman & Director

Director of Silver Standard Resources Inc.

Director of GGL Diamond Corp.

Director of Lysander Minerals Corporation

Director of New Cantech Ventures Inc.

Director of Trans American Industries Ltd.

Chairman and Director of Minco Silver Corporation

Director of Minco Base Metals Corporation

Robert Callander Director

Director of Urbana Corporation

Director of Pacific Canada Resources Inc.

Director of Environwaste Technologies Inc.

Director of Member Savings Credit Union

Director of Intraconnect Inc.

Director of Iamgold Corporation

Heinz Frey Director	President & Director of Tranzcom China Security Networks Inc. Director of Dragon Pharmaceutical, Inc.
James M. Carter Director	Director & Corporate Secretary of Sasamat Capital Corporation
Mark Orsmond Vice President Finance and Chief Financial Officer	Vice President Finance and Corporate Development of Minco Silver Corporation
Robert S. Tyson Vice President Corporate Development	None
Brigitte M. McArthur Corporate Secretary	Corporate Secretary of Minco Silver Corporation Corporate Secretary of Minco Base Metals Corporation Corporate Secretary of Aquasol Envirotech Ltd.
Jin (Fiona) Zhou Controller	Controller of Minco Silver Corporation

The business background and principal occupations of the Company’s officers and directors are as follows:

Ken Z. Cai

President, Chief Executive Officer and Director

Dr. Cai has served as president, chief executive officer and a director of the Company since February 29, 1996. Dr. Cai, age 41devotes approximately 60% of his time to the Company’s business.  Dr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario.

Dr. Cai, a Chinese national now living in Canada, has 20 years experience in mineral exploration, project evaluation, corporate financing and company management.  He has been the driving force behind the Company and responsible for negotiating the property agreements in China.  He has a wide range of high-level contacts in the Chinese mining communities and this has allowed Minco to access data on a large number of projects throughout China.

Dr. Cai serves as a director and/or officer of the following publicly-traded companies: Minco Mining & Metals Corporation, a TSX listed company (Director, President and CEO); Minco Silver Corporation, a TSX listed company (Director, President and CEO); Tranzcom China Security Networks Inc., a TSX Venture listed company (Director and Chairman); and Gobi Gold Inc., a TSX Venture (NEX board) listed company (Director and acting President).

William Meyer

Chairman and Director

Mr. Meyer was appointed a director of Minco Mining & Metals Corporation since July 1999 and was appointed Chairman in November 1999.  Mr. Meyer, age 68 ,devotes approximately 35% of his time to the Company’s business. Mr. Meyer graduated from the University of British Columbia in 1962 with a B.Sc. in Geology.  After graduation, he was employed as an exploration geologist with Phelps Dodge Corporation of Canada and, later, as senior geologist with Gibraltar Mines Ltd.  In 1967, he joined the consulting firm of Western Geological Services as a partner and in 1975 formed his own consulting firm, W. Meyer and Associates.  Mr. Meyer joined Teck Exploration Ltd., the wholly-owned exploration subsidiary of Teck Corporation, in 1979 as Exploration Manager for Western Canada and the United States.  In 1991, he was appointed President of Teck Exploration Ltd.  From November 1993 to April 1998, Mr. Meyer held the position of Vice-President, Exploration with Teck Corporation (now Teck Cominco Ltd.) responsible for the direction of exploration activities for Teck Corporation and its associated companies worldwide.

Mr. Meyer is a member of the Association of Professional Engineers of British Columbia, the Canadian Institute of Mining & Metallurgy, the Prospectors & Developers Association of Canada and the British Columbia & Yukon Chamber of Mines.  Mr. Meyer serves as a director and/or officer of the following publicly-traded companies: Minco Mining & Metals Corporation, a TSX listed company (Director and Chairman); Minco Silver Corporation, a TSX listed company (Director and Chairman); Silver Standard Resources Inc., a TSX and NASDAQ listed company (Director); Trans America Industries Ltd., a TSX Venture listed company (Director); New Cantech Ventures Inc., a TSX Venture listed company (Director); GGL Diamond Corp., a TSX Venture listed company (Director); and Lysander Minerals Corporation, a TSX Venture listed company (Director).

Robert Callander

Director

Mr. Callander has been a director since August 1996.  Mr. Callander, age 60, devotes approximately 5% of his time to the Company’s business.  He holds an MBA from York University, Toronto, Ontario, Canada, as well as a CFA from the Institute for Investment Management, Charlotte, Virginia.  Mr. Callander has worked for Caldwell Securities Ltd. since 1992 and currently serves as a vice-president with that firm.  Prior to his engagement with Caldwell Securities Ltd., Mr. Callander served as a corporate finance analyst with Nesbitt Burns.

Heinz Frey

Director

Dr. Frey was appointed a Director of the Company in January 2006. Dr. Frey, age 67, devotes approximately 10% of his time to the Company’s business.   .  He is a resident of Solothurn, Switzerland.  He has a Ph.D. in Business Administration from the University of Bern, Switzerland. Dr. Frey was the CEO and Chairman of the Board of Ascom Holding AG, an internationally active Swiss telecommunications, service automation and energy company, prior to his retirement in 1994. In addition to being active on a number of other boards, he is a former director of UBS (Union Bank of Switzerland). Currently, Dr. Frey is the President of Tranzcom China Security Networks Inc. and is also is the Vice-Chairman of the Board of Securitas Group AG, a leading Swiss-based multi-national company involved in the implementation of security systems.

James M. Carter

Director

Mr. Carter was appointed a Director of the Company on June 30, 2006.  He is 60 years old, and devotes approximately 10% of his time to the Company’s business.  Mr. Carter is a Chartered Accountant with over 35 years experience in both public and private companies, and is currently a Vice President of Mass Financial Corp. (the former merchant banking arm of KHD Humboldt Wedag International Ltd.).  His extensive experience encompasses both the North American and European Investment Banking and Capital Markets, with particular expertise in emerging markets and the natural resource sector.  During the past eight years, Mr. Carter has been based in Europe and oversaw the acquisition, restructuring and ongoing operations of two significant corporate groups, one of which is a commodities trading company based in Vienna. For approximately 15 years prior to that, he was actively involved with a number of junior mining and exploration companies where his activities included corporate restructuring, administration of treasury and financial operations, corporate and property acquisitions, oversight of statutory reporting and compliance and the raising of both debt and equity financing.

Mark Orsmond

Vice President Finance and Chief Financial Officer

Mr. Orsmond has been the Company’s Vice President Finance and Chief Financial Officer since February 2006.  Mr. Orsmond, age 38, devotes approximately 30% of his time to the Company’s business.  Mr. Orsmond holds a Bachelor of Commerce Degree in Accounting Science from the University of South Africa (B.Compt).  In 2004, Mr. Orsmond became a member of Institute of Chartered Secretaries of Canada (CISA), and in 2005, he became a member of the Professional Logistics Institute (P.Log).  In 1997 became a member of The Institute of Certified Public Accountants of South Africa Mr. Orsmond has approximately 8 years of management accounting and corporate finance experience.  Since immigrating to Canada in March 2000.  Mr. Orsmond has taken on a number of part-time CFO and corporate finance assignments for both private and public-traded companies. Mr. Ormond has been the President of Mercantile Consulting Limited since 2001.  Mr. Orsmond has also spent approximately three years working as a part-time management consultant to BC Hydro.  Mr. Orsmond is also the Vice President Finance and Corporate Development of Minco Silver Corporation.

Brigitte M. McArthur

Corporate Secretary

Ms. McArthur has been the Company’s corporate secretary since April 2005.  Ms. McArthur, age 42, devotes approximately 30% of her time to the Company’s business.  Ms. McArthur is a self-employed consultant since 1999 providing administration and regulatory compliance services to public companies and private companies. Ms. McArthur has 17 years experience working with publicly trading companies.  She has served in several capacities such as corporate secretary, director and treasurer of several publicly trading companies since 2000.

Jin (Fiona) Zhou

Controller

Ms. Zhou has been the Company’s controller since September 2004.  Ms. Zhou, age 34, devotes approximately 50% of her time to the Company’s business.  She is currently a CGA Member and a CPA Member in China.  Ms. Zhou is also a Certified SAP Consultant specializing in Financial Accounting and Cost Accounting and she holds a Bachelor's Degree in Commerce, majoring in Financing.  Ms. Zhou has over10 years of experience in accounting and auditing in both Canada and China. Previously she served as the accounting manager of several companies and has held several positions such as finance supervisor and senior auditor.

B.

COMPENSATION

The aggregate direct or indirect remuneration paid to the directors and officers of the Company, as a group during the fiscal year ended December 31, 2005, for service to the Company in all capacities, was $514,691.  Certain information about payments to the Company’s executive officers is set out in the following table:

SUMMARY COMPENSATION

	Annual Compensation				Long Term Compensation
Name and Principal Position	Fiscal Year End	Consulting Fees/ Salary ($)	Bonus ($)	Other Ann. Comp ($)	Common Shares Under Options /SARs Granted (#)	Common Shares or Units Subject to Resale Restrictions ($)	LTIP Payout ($)	All Other Compen- sation ($)
Ken Z. Cai Chairman, CEO and Director	Dec. 31/05 Dec. 31/04 Dec. 31/03	110,730(10) 130,295(10) 113,400(10)	30,775(10) 80,000(10) Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
William Meyer (2) Chairman and Director	Dec. 31/05 Dec. 31/04 Dec. 31/03	Nil Nil Nil	1,750 5,000(1) Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Mark Orsmond (3)(11) Vice President Finance and Chief Financial Officer	Dec. 31/05 Dec. 31/04 Dec. 31/03	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

	Annual Compensation				Long Term Compensation
Name and Principal Position	Fiscal Year End	Consulting Fees/ Salary ($)	Bonus ($)	Other Ann. Comp ($)	Common Shares Under Options /SARs Granted (#)	Common Shares or Units Subject to Resale Restrictions ($)	LTIP Payout ($)	All Other Compen- sation ($)
Robert S. Tyson (4) Vice President Corporate Development	Dec. 31/05 Dec. 31/04 Dec. 31/03	27,750 Nil Nil	2,500 Nil Nil	Nil Nil Nil	100,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Brigitte McArthur(5) Corporate Secretary	Dec. 31/05 Dec. 31/04 Dec. 31/03	35,975 Nil Nil	3,600 Nil Nil	Nil Nil Nil	100,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Jin (Fiona) Zhou (6) Controller	Dec. 31/05 Dec. 31/04 Dec. 31/03	32,200 24,724 Nil	2,800 Nil Nil	Nil Nil Nil	Nil 100,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Paul J. Johnston (7) Former VP Exploration	Dec. 31/05 Dec. 31/04 Dec. 31/03	43,371 Nil Nil	5,000 Nil Nil	Nil Nil Nil	150,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Simon Anderson (8) Former Chief Financial Officer	Dec. 31/05 Dec. 31/04 Dec. 31/03	28,720 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Michael Legg (9) Past Executive Vice President	Dec. 31/05 Dec. 31/04 Dec. 31/03	Nil 46,938 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Notes:

(1)

Bonus pursuant to a private placement.

(2)

Mr. Meyer was a Member of the Audit Committee from November 1, 1999 to October 3, 2005.

(3)

Mr. Orsmond was appointed Vice President Finance and Chief Financial Officer on February 15, 2006.

(4)

Mr. Tyson was appointed Vice President Corporate Development on January 18, 2006 and resigned from the Company on June 2, 2006.

 (5)

Ms. McArthur was appointed Corporate Secretary on April 1, 2005.

(6)

Ms. Zhou was appointed Controller on June 23, 2004.

(7)

Mr. Johnston was appointed VP Exploration on June 13, 2005 and resigned on January 31, 2006.

(8)

Mr. Anderson was appointed Chief Financial Officer on February 16, 2005 and resigned on February 15, 2006. Mr. Anderson entered into a consulting agreement between Minco Mining & Metals Corporation and MCSI Consulting Services Inc. dated February 11, 2005.  Mr. Anderson is the Vice President of MCSI Consulting Services Inc.  The agreement calls for Mr. Anderson to provide accounting services for the Minco Mining & Metals Corporation and its related companies.  Under the agreement MCSI Consulting Services Inc. invoices the Company on the basis of an hourly rate of $100.00 plus disbursements and GST.

(9)

Mr. Legg was the Company’s executive vice president between March 2004 and March 2005.  On March 21, 2005, the Company announced that the employment agreement with Mr. Legg had been terminated.

Notes: (Continued)

(10)

Fees paid to Sinowin Investments Inc. pursuant to a consulting agreement.  Dr. Cai serves as president and chief executive officer of the Sinowin Investments Inc. providing consulting, management and supervision services in connection with the development of overall corporate strategy.

(11)

On June 1, 2006, the Company entered into a consulting agreement with Mercantile Consulting Limited.  Mr. Orsmond serves as President of Mercantile Consulting Limited, providing corporate finance and management accounting services.  As at the date of this Annual Registration Statement, no fees have been paid.

C.

BOARD PRACTICES

The current directors of the board were elected to their position at the annual meeting of shareholders held on June 27, 2006 with the exception of Mr. James Carter who was appointed as a Director of the Company on June 30, 2006.  Each director will continue to serve as such until the next meeting of the shareholders.

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

Audit Committee

The Company has an audit committee consisting of Messrs. Callander, Frey and Carter.  The following is the Company’s Charter of the Audit Committee.

Independence

The members of the Audit Committee must be "independent" of the Company as defined in Canadian National Instrument 58-101 - Disclosure of Corporate Governance Practices.

Mandate

The primary function of the audit committee (the "Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

•

Review and appraise the performance of the Company's external auditors.

•

Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three independent directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)

Review and update the Charter annually.

(b)

Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)

Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)

Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(d)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)

Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g)

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)

Review certification process.

(i)

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Compensation Committee

The Company has a Compensation Committee consisting of Messrs. Callander, Frey and Carter.  The primary purpose of the Compensation Committee is to:

(a)

establish, review and recommend to the Board of Directors of Minco Mining & Metals Corporation (the "Company") compensation and incentive plans and programs; and

(b)

review and approve compensation and awards under compensation and incentive plans and programs for the CEO and senior officers;

with the intention of attracting, retaining and appropriately rewarding employees in order to motivate their performance in the achievement of the Company’s business objectives and align their interests with the long-term interests of the Company’s shareholders.

Independence

The members of the Compensation Committee must be "independent" of the Company as defined in Canadian National Instrument 58-101 - Disclosure of Corporate Governance Practices.

The duties and responsibilities of the Compensation Committee include:

•

reviewing and making recommendations to the Board of Directors with respect to the compensation, including compensation criteria and incentives and annual performance review, of the Chief Executive Officer, for final approval by the Board of Directors;

•

reviewing and providing guidance to the Board of Directors with respect to the compensation, including compensation criteria and incentives, of the executive officers of the Company, as recommended by the Chief Executive Officer, for final approval by the Board of Directors;

•

reviewing and providing guidance to the Board of Directors with respect to the compensation, including compensation criteria and incentives, of the directors of the Company;

•

reviewing and making recommendations to the Board of Directors regarding other plans that are proposed for adoption or adopted by the Company for the provision of compensation to employees of, directors of and consultants to the Company;

•

advising on the development of management succession plans by the Board;

•

preparing an annual report on executive compensation to the shareholders of the Company for the management information circular for the annual and general meeting of the Company’s shareholders;

•

reviewing and assessing, annually, the Compensation Committee charter and submitting any changes deemed necessary or advisable for approval of the Board of Directors; and

•

performing other functions as requested by the Board of Directors.

Nominations Committee

The Company has a Nominations Committee consisting of Messrs. Callander, Frey and Carter.  The following is the Company’s Charter of the Nominations Committee.

Purpose

The purpose of the Nominating Committee shall be to:

a)

assist the Board of Directors of Minco Mining & Metals Corporation (the "Company"), on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders;

b)

assist the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and

c)

recommend to the Board, on an annual basis, director nominees for each Board committee.

Committee Membership

The members of the Nominating Committee must be "independent" of the Company as defined in Canadian National Instrument 58-101 - Disclosure of Corporate Governance Practices.  A Nominating Committee member is independent if he or she has no direct or indirect material relationship with the Company.  A "material relationship" includes a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

Independence

The members of the Nominations Committee must be "independent" of the Company as defined in National Instrument 58-101 - Disclosure of Corporate Governance Practices.  A Nominating Committee member is independent if he or she has no direct or indirect material relationship with the Company.  A "material relationship" includes a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

Meetings

The Nominating Committee will meet as often as the Chair shall determine to be necessary or appropriate.

Authority

The Committee may request any officer or employee of the Company to attend a Committee meeting.  The Committee shall have the authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm's fees and other retention terms, at the Company's expense.

Nominating Committee Duties and Responsibilities

Duties and responsibilities of the Nominating Committee include:

•

reviewing on a periodic basis, the composition of the Board to ensure that an appropriate number of unrelated directors sit on the Board of Directors;

•

analyzing the needs of the Board of Directors when vacancies arise on the board and recommending nominees who meet such needs;

•

ensuring that an appropriate selection process for new nominees to the Board of Directors is in place;

•

recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders;

•

recommending to the Board the nominees for appointment to Committees of the Board on at least an annual basis;

•

reviewing and assessing, annually, the Nominating Committee charter and submitting any changes deemed necessary or advisable for approval of the Board of Directors; and

•

performing other functions as requested by the Board of Directors.

D.

EMPLOYEES

As at July 5, 2006, the Company shares 31 full time employees with Minco Silver Corporation, of which 9 employees, are located in Vancouver, British Columbia and the other 22 are located in China.

E.

SHARE OWNERSHIP

During the fiscal year ended December 31, 2005, no amounts were set aside or accrued by the Company or its subsidiaries during such year to provide pension, retirement or similar benefits for directors and officers of the Company, pursuant to any existing plan provided or contributed to by the Company or its subsidiaries.  As at December 31, 2005, the Company had 2,954,500 stock Options outstanding and exercisable at varying prices between $0.20 and $2.00 per share, which were granted to directors, officers and employees of the Company and no options expired.

As at December 31, 2004 stock options totaled 2,954,500 stock options and 3,319,000 as at December 31, 2003.  The following table sets forth, as of July 5, 2006, common stock held by the Company’s officers and directors and all outstanding options and warrants to purchase common shares of the Company.

Common Shares Owned by Officers and Directors

Name and Title	Common Shares Held	Percentage of Common Shares Outstanding at July 5, 2006(2)
Ken Cai, President, Chief Executive Officer and Director	5,742,531 (1)	13.73%
William Meyer, Chairman and Director	111,571	0.27%
Robert Callander, Director	97,500	0.23%
Heinz Frey, Director	Nil	0.00%
James M. Carter, Director	Nil	0.00%
Mark Orsmond, Vice President Finance and Chief Financial Officer	8,000	0.02%
Brigitte M. McArthur, Corporate Secretary	Nil	0.00%
Fiona Zhou, Controller	10,000	0.02%
TOTAL	5,969,602	14.27%

(1)	Includes 5,401,031 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest.

Outstanding Options

The Company has implemented a stock option plan that provides for the issuance of up to 5,979,226 common shares to directors, employees and consultants. As at July 5, 2006 the Company has granted options to purchase up to 3,651,334 common shares to directors, officers, employees and contractors.  The following table sets forth, as of July 5, 2006 granted and outstanding incentive stock options which have been granted to directors, officers, employees and contractors.

Date of Grant	Number of Stock Options Granted	Number of Stock Options Outstanding	Exercise Price ($)	Expiry Date
June 20, 1997	49,500	49,500	0.55	June 20, 2007
November 28, 2001	601,000	596,000	0.20	November 27, 2006
July 16, 1999	150,000	150,000	0.55	July 16, 2006
December 2, 1999	100,000	100,000	0.55	December 2, 2006
November 14, 2003	200,000	200,000	2.00	November 13, 2006
March 30, 2004	320,000	300,000	1.80	March 29, 2009
October 8, 2004	320,000	308,334	1.50	October 7, 2007
April 1, 2005	150,000	145,000	1.35	March 30, 2010
April 11, 2005	100,000	95,000	1.35	April 10, 2010
May 18, 2005	100,000	66,667	1.13	May 18, 2010
May 19, 2005	100,000	66,667	1.08	May 19, 2010
June 12, 2005	12,500	12,500	1.12	June 12, 2008

Date of Grant	Number of Stock Options Granted	Number of Stock Options Outstanding	Exercise Price ($)	Expiry Date
July 5, 2005	25,000	25000	1.07	July 5, 2010
November 23, 2005	25,000	25,000	1.56	November 22, 2010
January 9, 2006	1,015,000	1,010,000	1.64	January 9, 2011
February 14, 2006	25,000	25,000	1.97	February 14, 2011
April 3, 2006	100,000	100,000	2.99	April 3, 2011
June 1, 2006	200,000	250,000	1.91	June 1, 2011
June 8, 2006	50,000	50,000	1.60	June 8, 2011
July 4, 2006	200,000	200,000	1.43	July 4, 2011
		3,651,334

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

As of May 31, 2006, the Company believes that 4,570,107 of the issued and outstanding common shares were held by 49 registered shareholders with addresses in the United States.

As far as known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.  As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director and a former director of the Company, as at July 5, 2006, owned 5,401,031 common shares or 12.92% of the issued and outstanding shares of the Company’s common stock.

The following table sets forth, as of July 5, 2006, information with respect to (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company’s outstanding voting securities and (ii) the total amount of any class of the Company’s voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class (1)
Common shares	Pacific Canada Resources Inc.	5,401,031	12.92%
Common shares	Ken Cai	6,318,031 (2)	15.11%
Common shares	Teck/Cominco	2,680,643	6.41%
Common shares	All directors and Officers as a group	7,954,902 (3)	19% (4)

Notes:

(1)

Based on the issued and outstanding shares of the Company.

(2)

Dr. Ken Cai, a director and officer of the Company, beneficially owns more than 10% of Pacific Canada Resources Inc., a private company.  Also includes options to purchase 595,500 common shares.

Notes:  (Continued)

(3)

Includes Dr. Ken Cai's beneficial interest in common shares owned by Pacific Canada Resources, Inc. 5,421,031, and direct holdings of directors.  The total does include stock options granted.

(4)

Of the 7,954,902 common shares of which a total of 2,045,500 are pursuant to stock options granted but not exercised.

Performance Shares or Escrow Securities

As at July 5, 2006, there was a total of 759,030, common shares of the Company held at Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, subject to escrow share restrictions under a performance escrow agreement dated August 17, 1995 (the “1995 Escrow Agreement”) and an escrow agreement dated February 19, 1996 (the “1996 Escrow Agreement”).  As of June 28, 2006, the escrow shares represent 1.82% of the total issued and outstanding shares that being 41,819,219 of the Company.

Table Of Escrow Shares

Pacific Canada Resources Inc.
Balance December 31, 1996	4,880,000
Released at $1.20 per share, June 1998	(949,561)
Released at $1.50 per share, August 1999	(508,736)
Released at $0.97 per share, March 2001	(430,381)
Released at $1.81 per share, August 2005	(1,473,264)
Balance December 31, 2005	1,518,058
Released January 2006	(379,514)
Released June 2006	(379,514)
Balance as at July 5, 2006	759,030

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

3.

One escrow share for every $1.81 expended by the Company, PCR, Teck, Cominco the Company, or any other third party expending monies on exploration and development of the PCR Properties or of any New Projects, exclusive of general and administrative expenses, determined in accordance with the provisions applicable to natural resources issuers under Local Policy Statement #3-07 of the British Columbia Securities Commission; and

4.

One escrow share for every $0.97 in cumulative cash flow from the operations of the Company on the PCR Properties and any New Projects and as determined in accordance with generally accepted accounting principles, provided that each PCR Property and each New Project will be considered separately without taking into account any negative cash flow that may exist in any other PCR Property or New Project.

Generally, requests for escrow release are made as a matter of course once per year accompanied by the audited financial statements for the previous year showing verifiable expenditures on mineral properties or cash flow from those properties.  Upon review and approval of the statements, the regulatory authorities approve the release of the escrow shares in a quantity that matches the actual spending or cash flow divided by the “exploration spending per share” or “cash flow per share.”  If all the escrow shares are not released to PCR within ten years of issuance, all unreleased escrow shares will be forfeited by PCR and canceled.  The foregoing escrow shares are held subject to the direction and determination of the regulatory authorities.

On June 27, 2005 at the Company’s Annual General Meeting, shareholders approved the amendment of the Escrow Agreement by replacing the performance based release requirements with an automatic release mechanism permitting all remaining escrowed shares to be released in instalments over 18 months The New Escrow Agreement provides that the remaining Escrowed Shares will be released based upon an automatic timed release over a period of 18 months, as follows:

(a)

25% released 60 days following the issuance by the Company of a news release announcing that all conditions to the escrow amendment prescribed by the National Escrow Policy have been met (the “First Release Date”);

(b)

25% 6 months following the First Release Date;

(c)

25% 12 months following the First Release Date; and

(d)

25% 18 months following the First Release Date.

B.

RELATED PARTY TRANSACTIONS

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

During the years ended December 31, 2005, 2004 and 2003, the Company paid to Dr. Cai, through Sinowin or Kaisun Investment, a total of $264,215, $236,400 and $113,400, for management services, property investigation, geological consulting, and bonus for arranging a financing.  Sinowin and Kaisun Investment are companies controlled by Dr. Cai, a director and officer of the Company.

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

Other than the previously disclosed agreements with Pacific Canada Resources, Inc., Teck Cominco Limited and Silver Standard Resources Inc., as described in Item 5 – “General Description of Business and Operations”, the Company has not entered into any significant transaction with any other company.  The Teck Cominco Agreement expired in April 2004, and the Company has not at this time entered into any other transaction with Teck Cominco Limited.  During 2005, the Company paid William Meyer and Associates Ltd., a private company controlled by Mr. Meyer the Company’s current Chairman, a bonus of $1,750 as compared to $5,000 during the fiscal year ended December 31, 2004.  The bonus in 2004 was paid for the assistance of Mr. Meyer with the Company’s $5 million financing.  The Company also paid $2,875 during the fiscal year ended December 31, 2005 as compare to $7,250 during 2004 to Dr. Robert Gayton as director’s fees.  None of the directors or senior officers of the Company and no associates or affiliates of any of them, are or have been indebted to the Company or its subsidiaries at any time during the years ended December 31, 2005 and 2004.

ITEM 8.

FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Consolidated audited financial statements for the year ended December 31, 2005 (in Canadian dollars) with comparative figures for the year ended December 31, 2004.

Dividend policy

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

ITEM 9.

THE OFFER AND LISTING

Since February 24, 1998, the Company’s common shares have been listed on the Toronto Stock Exchange.  Previously, the Company’s common shares were dual listed on the CDNX (formerly the Vancouver Stock Exchange and now the TSX Venture Exchange) and Toronto Stock Exchange.  On January 29, 1999, the Company voluntary delisted its common shares from the CDNX.    The Company’s common shares were listed in the United States on the Over The Counter market (“OTC”) under the symbol MMAXF”.  On November 11, 2005 the Company received listing approval on The American Stock Exchange (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The following tables set forth the reported high and low prices for the five most recent fiscal years (Table A), each quarterly period for the past two fiscal years and for the first quarter of 2006 (Table B) and each month for the past six months (Table C).

Table A

High and low price for the five most recent fiscal years.

YEAR	TSX (CDN$) HIGH	TSX (CDN$) LOW	AMEX (US$) HIGH	AMEX (USD$) LOW
December 2005 (*)	1.71	1.54	1.58	1.35
December 31, 2004	1.90	1.58	N/A	N/A
December 31, 2003	2.70	0.28	N/A	N/A
December 31, 2002	0.75	0.20	N/A	N/A
December 31, 2001	0.49	0.20	N/A	N/A
December 31, 2000	1.88	0.30	N/A	N/A

(*)

On November 11, 2005 the Company received listing approval on The American Stock Exchange (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The November 2005 high and low is for the period between November 22, 2005 to December 31, 2005.

Table B

High and low prices for each quarterly period, based on an average price for the past two fiscal years ended December 31, 2005 and 2004 and the first two quarters of 2006.

MONTH/YEAR	TSX (CDN$) HIGH	TSX (CDN$) LOW	AMEX (USD$) HIGH (*)	AMEX (USD$) LOW (*)
Quarter 1 – March 2004	2.28	1.30	N/A	N/A
Quarter 2 – June 2004	2.00	1.25	N/A	N/A
Quarter 3–September 2004	1.60	1.20	N/A	N/A
December 2004	1.90	1.37	N/A	N/A
Quarter 1 – March 2005	1.62	1.12	N/A	N/A
Quarter 2 – June 2005	1.25	1.22	N/A	N/A
Quarter 3–September 2005	1.29	1.37	N/A	N/A
December 2005 (*)	1.71	1.54	1.58	1.35
Quarter 1 – March 2006	2.98	1.60	2.60	1.41
Quarter 2 – June 2006	3.07	1.42	2.68	1.24

(*)

On November 11, 2005 the Company received Listing approval on The American Stock Exchange (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The November 2005 high and low if for the period between November 22, 2005 to December 31, 2005.

ITEM 10.

ADDITIONAL INFORMATION

Table C

High and low prices for each month for the past six months.

MONTH/YEAR	TSX (CDN $) HIGH	TSX (CDN $) LOW	AMEX (USD $) HIGH (*)	AMEX (USD $) LOW (*)
June 2006	1.92	1.47	1.76	1.24
May 2006	2.40	1.91	2.23	1.70
April 2006	3.17	2.48	2.70	2.21
March 2006	2.98	2.15	2.60	1.95
February 2006	2.42	1.90	2.11	1.69
January 2006	2.00	1.64	1.76	1.41
December 2005	1.79	1.60	1.58	1.35
November 2005 (*)	1.65	1.55	1.43	1.37

(*)

The Company began trading on The American Stock Exchange (“AMEX”) on November 22, 2005.  The November 2005 high and low if for the period between November 22, 2005 to November 30, 2005.

The Company has 100,000,000 common shares authorized, without par value, of which 41,819,219 shares were issued and outstanding as of July 5, 2006.

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

Of the Company’s common shares outstanding, 759,030 are held in escrow, subject to release or cancellation upon certain conditions.  See Item 7 - “Performance Shares or Escrow Securities.” The transfer agent and registrar for the common shares is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6B 5A1.

The following table sets forth a history of the share capital for the Company for the last three fiscal years, and through June 28, 2006.

		Issuance	Common Share Balance
December 31, 2002	Issued and outstanding		18,580,123
February 25, 2003	$0.20 options exercised	30,000
June 11, 2003	$0.25 options exercised	30,000
July 30, 2003	Issuance pursuant to Private Placement	4,409,642
August 12, 2003	$0.50 options exercised	30,000
August 29, 2003	$0.25 options exercised	50,000
September 10, 2003	$0.20 options exercised	25,000
September 17, 2003	$0.50 options exercised	50,000
September 18, 2003	$0.50 options exercised	120,000
September 30, 2003	Issued and outstanding		23,324,765

		Issuance	Common Share Balance
October 3, 2003	$0.25 options exercised	13,000
October 21, 2003	$0.20 options exercised	60,000
November 6, 2003	$0.38 options exercised	65,000
November 7, 2003	$0.55 options exercised	50,000
November 12, 2003	$0.25 options exercised	30,000
November 15, 2003	Issued for Fractional rounding	2
November 17, 2003	$0.55 options exercised	60,000
November 19, 2003	Issued for finders’ Fee – Private Placement	62,414
December 9, 2004	Issued pursuant to Private Placement	3,748,848
December 12, 2003	shares issued for exercise of warrants	50,000
December 22, 2003	$0.38 options exercised
December 23, 2003	$0.38 options exercised
December 31, 2003	Issued and outstanding		27,614,029
January 6, 2004	$0.20 options exercised	100,000
January 7, 2004	$0.40 shares issued for debenture debt	1,451,500
January 8, 2004	$1.80 shares issued for debenture debt	10,250
January 8, 2004	$0.40 shares issued for exercise of warrants	75,000
January 8, 2004	$0.20 options exercised	15,000
January 9, 2004	$0.40 shares issued for exercise of warrants	143,500
January 9, 2004	$0.40 shares issued for exercise of warrants	75,000
March 18, 2004	$0.40 shares issued for exercise of warrants	142,857
March 18, 2004	$0.40 shares issued for exercise of warrants	30,000
April 5, 2004	$0.20 options exercised	180,000
April 6, 2004	$0.40 shares issued for exercise of warrants	9,000
April 7, 2004	$0.40 shares issued for exercise of warrants	50,000
May 9, 2004	$0.55 options exercised	20,000
May 20, 2004	$0.40 shares issued for exercise of warrants	50,000
May 28, 2004	$0.40 shares issued for exercise of warrants	114,000
June 16, 2004	$0.40 shares issued for exercise of warrants	14,286
July 5, 2004	$0.55 options exercised	75,000
July 13, 2004	$0.40 shares issued for exercise of warrants	285,714
July 14, 2004	$0.40 shares issued for exercise of warrants	20,000
July 15, 2004	$0.40 shares issued for exercise of warrants	70,000
July 20, 2004	$0.50 options exercised	15,000
July 21, 2004	$0.40 shares issued for exercise of warrants	71,500
July 21, 2004	$0.40 shares issued for exercise of warrants	250,000
July 22, 2004	$0.40 shares issued for exercise of warrants	50,000
July 23, 2004	$0.40 shares issued for exercise of warrants	40,000
September 13, 2004	$0.50 options exercised	13,333
October 19, 2004	$1.70 shares issued for private placement	3,571,429
November 19, 2004	$0.50 options exercised	100,000
November 25, 2004	$1.70 warrants exercised	125,000
November 25, 2004	$0.20 options exercised	200,000

		Issuance	Common Share Balance
December 17, 2004	$1.70 warrants exercised	12,500
December 17, 2004	$0.60 warrants exercised	50,000
December 31, 2004	Issued and outstanding		35,043,897
Jan. 10, 2005	$0.20 options exercise	30,000
Jan. 12, 2005	$0.20 options exercised	50,000
Jan. 19, 2005	$0.20 options exercised	30,000
Feb 10, 2005	$0.20 options exercised	70,000
Feb. 25, 2005	$0.20 options exercised	52,700
Feb. 28, 2005	$0.60 warrants exercised	250,000
Feb. 28, 2005	$0.55 options exercise	20,000
Mar. 18, 2005	$0.50 options exercise	13,333
April 6, 2005	$0.38 options exercised	150,000
April 6, 2005	$0.60 warrants exercised	31,428
April 6, 2005	$0.38 option exercised	150,000
April 6, 2005	$0.60 warrants exercised	31,428
June 6, 2005	$0.50 option exercise	13,334
July 18, 2005	$0.55 option exercise	50,000
July 21, 2005	Private Placement @ $1.15	2,500,000
September 13, 2005	$0.55 options exercised	7,000
October 24, 2005	$0.55 options Exercised	40,000
November 2, 2005	$0.83 options Exercised	50,000
November 25, 2005	$0.55 options Exercised	135,000
December 13, 2005	$0.55 options Exercised	97,300
December 31, 2005	Issued and Outstanding		38,633,992
January 3, 2006	Options Exercised	45,000
January 20, 2006	$1.40 Broker Options Exercised	162,500
February 7, 2006	Exercise of Warrants @ $1.70	10,500
February 15, 2006	$1.40 Broker Options Exercised	38,885
February 23, 2006	$0.55 options Exercised	321,500
March 7, 2006	Exercise of Warrants @ $1.70	10,500
March 14, 2006	Exercise of Warrants @ $1.50	15,000
March 17, 2006	Exercise of Warrants @ $1.70	21,000
March 17, 2006	Exercise of Warrants @ $1.50	22,000
March 22, 2006	Exercise of Warrants @ $1.70	25,000
March 24, 2006	Exercise of Stock Options @ $0.50	40,000
April 3, 2006	Exercise of Warrants @ $1.70	25,000
April 4, 2006	$1.50 options Exercised	8,333
April 17, 2006	Exercise of Warrants @ $1.50	50,000
April 25, 2006	Exercise of Warrants @ $1.50	20,000
April 26, 2006	Exercise of Warrants @ $1.50	10,000
April 27, 2006	$1.80 options Exercised	13,300
May 1, 2006	Exercise of Warrants @ $1.50	15,000
May 3, 2006	$1.50 options Exercised	10,000
May 3, 2006	$1.35 options Exercised	10,000

		Issuance	Common Share Balance
May 8, 2006	$0.83 options Exercised	50,000
May 8, 2006	Exercise of Warrants @ $1.50	10,000
May 9, 2006	Exercise of Warrants @ $1.70	8,928
May 10, 2006	Exercise of Warrants @ $1.50	37,000
May 15, 2006	Exercise of Warrants @ $1.50	125,500
May 16, 2006	Exercise of Warrants @ $1.50	78,100
May 17, 2006	Exercise of Warrants @ $1.50	50,000
May 23, 2006	Exercise of Warrants @ $1.50	11,000
May 24, 2006	Exercise of Warrants @ $1.50	31,000
May 25, 2006	Exercise of Warrants @ $1.50	10,000
May 25, 2006	Exercise of Warrants @ $1.50	1,672,900
May 25, 2006	$1.08 options Exercised	33,333
June 6, 2006	Exercise of Warrants @ $1.50	12,000
June 6, 2006	$0.83 options Exercised	100,000
June 16, 2006	$1.13 options Exercised	33,333
July 5, 2006	Issued and Outstanding		41,819,219

Except for finder’s fees, all issuances noted above were for cash. No shares issuances in the period covered by the above table were subject to discounts, special terms or installment payments.  In addition, the Company has raised funds by issuing special warrants that may be converted into common shares of its subsidiary Minco Silver as described in Item 5B "Liquidity and Resources".

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

On July 8, 1996, the Company adopted revised Articles of the Company under the laws of the Province of British Columbia Company Act.  On March 29, 2004, the new British Columbia Business Corporations Act (“BCA”) was proclaimed, replacing the pre-existing British Columbia Company Act.  Accordingly, the Company is now subject to the BCA, and no longer governed by the Company Act.  The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies.  For example, the new BCA does not impose any British Columbia or Canadian residency requirements on the members of the Board of Directors of the Company.

In accordance with the BCA, the Company has filed a transition application with the Registrar of Companies, the principal element of which involved replacing the Company’s Memorandum with a new form designated a Notice of Articles.  The Company filed its transition application as of May 11, 2005.  As a result of the Company having filed its transition application, it may alter its Notice of Articles and adopt a new form of Articles to take advantage of the greater flexibility and efficiency inherent in the BCA, and to make its Articles consistent with the terminology and certain provisions of the BCA.  At the Company’s Annual General and Special Meeting of Shareholders held on June 27, 2005, Shareholders approved a Special Resolution approving the alteration of The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, as provided for in the British Columbia Business Corporations Act, and the Company’s Notice of Articles be altered accordingly.

In addition to deleting the PCPs, the Shareholders of the Company approved the deletion of the Company’s existing Articles in their entirety and replaced them with a new set of Articles.  The new set of Articles makes the Company’s Articles consistent with the terminology and provisions of the BCA.  Most of the changes in the new form of Articles are minor in nature, and will not affect the Shareholders or the day-to-day administration of the Company.  However, there are several changes of note:  i)  The directors will be able to approve a change of name of the Company without the necessity of obtaining shareholder approval; ii) The directors will be able to increase the authorized capital of the Company, or create one or more classes or series of shares, without the necessity of obtaining shareholder approval; and iii) The requirement that the Company purchase or redeem its shares on a pro-rata basis will be deleted.

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

Powers and Duties of Directors

The directors are to manage or supervise the management of the affairs and business of the Company and have authority to exercise all such powers of the Company as are not, by the Business Corporations Act, or by the memorandum or the articles of incorporation, required to be exercised by the Company in a general meeting.  Directors will serve as such until the next annual meeting.  In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest director, is to declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director.

Such director may not vote in respect of any such contract or transaction with the Company in which he is interested and if he does so, his vote will note be counted, but he will be counted in the quorum present at the meeting at which such vote is taken.  However, notwithstanding the foregoing, directors have the right to vote on determining the remuneration of the directors.  The directors may from time to time on behalf of the Company; (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.  There is a minimum share ownership requirement for the Company's directors.

Shareholders

An annual general meeting is to be held once in every calendar year at such time and place as may be determined by the directors.  A quorum at an annual general meeting and special meeting is two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the “Investment Act”) discussed below under “Item 10. Additional Information, D. Exchange Controls.”.  In accordance with British Columbia law, directors are elected by an “ordinary resolution” which means (a) a resolution passed by the shareholders of the Company in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than three-quarters of the votes entitled to be cast on it.

Under British Columbia law certain items such as an amendment to the Company’s articles or entering into a merger, requires approval by a special resolution which means (a) a resolution passed by a majority of not less than 3/4 of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

C.

MATERIAL CONTRACTS

The only material contracts not in the ordinary course of business entered into by the Company during the financial year ended December 31, 2005, or in prior years that are still in effect are:

DATE	DOCUMENT	PARTY	REFERENCE TO:
March 24, 2004	Amending agreement	Between the Company and Exploration and Development Institute of Land and Resources of Inner Mongolia	Mineral Properties, Gobi
April 1, 2004	Consulting Agreement	Between the Company and Sinowin Investments Inc.	Interest of Management and Others in Material Transactions
April 26, 2004	Share transfer agreement	Between the Company and Shengda Group of Companies	Mineral Properties, Yangshan Western Extension
May 17, 2004	30-year joint venture agreement	Between the Company, Guangdong Geological Exploration and Development Corporation, Zhuhai Zhenjie Developments Ltd. and Foshan Baojiang Nonferrous Metals Corporation	Mineral Properties, Changkeng Gold Deposit
May 26, 2004	30-year joint venture agreement	Guangdong Geological Exploration and Development Corporation	Mineral Properties, Fuwan silver property
August 20, 2004	Assignment Agreement	Between Minco Mining Corporation, Minco China, Minco BVI and Minco Silver Corporation	Mineral Properties, Fuwan silver property
September 28, 2004	Joint venture contract	Between Minco Silver and Guangdong Geological Exploration and Development Corp.	Mineral Properties, Fuwan silver property

DATE	DOCUMENT	PARTY	REFERENCE TO:
October 1, 2004	Cost Sharing Agreement	Between Minco Silver Corporation, Minco Mining Corporation, Tranzcom China Security Networks Inc. and Aquasol Envirotech (Canada) Inc.
October 4, 2004	Strategic alliance agreement	Between the Company, Minco Silver and Silver Standard	Mineral Properties, BYC
December 18, 2004	Joint venture agreement	Between the Company and Gansu Quinqi Mining Co. Ltd.	Mineral Properties, Yangshan Western Extension
May 2, 2005	Confirmation Agreement	Between Minco Silver Corporation, the Company and Minco China	Mineral Properties, Fuwan silver property

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

Chinese Currency

The Renminbi currently is not a freely convertible currency.  Although central government's policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration of Foreign Exchange and other relevant authorities.

The People's Bank of China, or PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day.  The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates in the world financial markets.  From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable.

Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar.  The PRC government has since made and in the future may make further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

E.

TAXATION

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property (a “US Holder”).  This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Canada Revenue Agency, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”).

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

The Company is required to withhold the applicable tax from the dividend payable to the US Holder, and to remit the tax to the Receiver General of Canada for the account of the US Holder.

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

United States Tax Consequences

Passive Foreign Investment Companies

The Treaty essentially calls for taxation of shareholders by the shareholder’s country of residence.  In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations.  Under Section 1297 of the Internal Revenue Code of the United States, a foreign investment corporation is treated as a passive foreign investment company (a “PFIC”) if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income.  The Company believes that it is a passive foreign investment company (“PFIC”) for United States federal income tax purposes with respect to a United States Investor.  Because the Company is a PFIC, unless a United States Investor who owns shares in the Company elects (a section 1295 election) to have the Company treated as a “qualified electing fund” (a “QEF”) as described below, the following rules apply:

1.

Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an “excess distribution” (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor’s holding period before the taxable year) must be allocated ratably to each day of such shareholder’s holding period.  The amount allocated to the current taxable year and to years when the Company was not a PFIC must be included as ordinary income in the shareholder’s gross income for the year of distribution.

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

F.

DIVIDENDS AND PAYING AGENTS

There are no restrictions on the payment of dividends by the Company. While dividends may be declared at the discretion of the Company’s board of directors, the Company has not declared any dividends as of the date of this Registration Statement, nor does it intend to do so in the foreseeable future. Accordingly the Company has not appointed any financial organization to act as paying agents of the Company.

G.

STATEMENT BY EXPERTS

We have included in “Item 17. Financial Statements” our consolidated financial statements as of December 31, 2005 and 2004 in reliance on the report of Ernst & Young LLP, chartered accountants, 700 West Georgia Street, Vancouver, BC, Canada given upon the authority of that firm as experts in auditing and accounting. Ernst & Young, LLP has consented to the inclusion of its audit report and has authorized the contents of “Item 17. Financial Statements”.

We have included in “Item 4. Information on the Company” information about the Fuwan Silver Project from an updated technical report prepared by P & E Mining Consultants Inc., of 2 County Court Blvd., Suite 405, Brampton. Ontario, Canada, L6W 3W8.  The authors of the report are Eugene Puritch P.Eng. and Tracy Armstrong P.Geo. The technical report was prepared under the guidelines of Canadian National Instruments 43-101.  The Company filed the 43-101 technical report on November 4, 2005 via SEDAR. P&E Mining Consultants Inc. has consented to the inclusion of this information and has authorized the relevant contents of “Item 4. Information on the Company”

H.

DOCUMENTS ON DISPLAY

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).  Copies of the Company’s material contracts are kept in the Company’s administrative headquarters.

I.

SUBSIDIARY INFORMATION

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

•

Minco Mining (China) Corporation, incorporated in China on May 12, 2004, for the purposes of  managing Minco Mining’s projects in China, enhancing the Company’s management team in China, and expanding upon certain mining activities (such as staking) in China.  This company currently has eight full time and part time employees.

•

Minco Silver Corporation, incorporated on August 20, 2004, under the laws of British Columbia.  Minco Silver was a 100% owned subsidiary of the Company.  This company was incorporated to acquire and develop silver projects in China and is currently involved with the development of the Fuwan silver property in Guangdong Province, China.  At December 31, 2004, the Company owned a 70% interest in Minco Silver but following a subsequent financing by Minco Silver, Minco Mining’s interest decreased to 55.56%.  On December 2, 2005, Minco Silver became a report issuer listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “MSV”.  The Company now owns 14,000,000 common shares of Minco Silver or a 55.56% of the issued and outstanding common shares of Minco Silver.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISK

The Company is exposed to market risk, primarily related to foreign exchange.  The Company uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in China where the Company is conducting exploration activities.

The following table sets forth the principal components of the balance sheet at December 31, 2005 showing the sensitivity to exchange risk:

Year Ended December 31, 2005

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Cash and equivalents	242,185	4,010,472	821,164	6.5%
Temporary investments	15,705,409	9,500,000	17,076,894	1%
Receivables	238,784	559,713	319,588	2.3%
Prepaid expenses and deposits	145,542	255,675	182,452	2%
Accounts payable and accrued liabilities	362,842	3,668,819	905,105	4.7%

The following table sets forth the principal components of statement of operations for the year ended December 31, 2005 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Exploration costs	331,318	4,474,027	2,731,168	6%
Administrative expenses	2,492,805	2,474,774	2,858,020	1.2%
Other income (loss)	411,254	200,379	3,393,825	1%
Non-controlling interest	1,181,822	-	1,181,822	-

Year Ended December 31, 2004

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Cash and equivalents	343,603	715,613	447,613	2%
Temporary investments	9,308,336	16,629,970	11,725,413	2%
Receivables	259,895	2,219,327	583,418	5.2%
Prepaid expenses and deposits	71,361	9,748	72,778	1%
Accounts payable and accrued liabilities	296,283	136,716	316,154	1%

The following table sets forth the principal components of statement of operations for the year ended December 31, 2004 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Exploration costs	710,453	428,671	777,618	1%
Administrative expenses	1,922,802	3,478,968	2,467,894	2%
Other income (loss)	156,552	667,734	2,371,174	3.7%
Non-controlling interest	12,676	-	12,676	-

The following table sets forth the principal components of statement of operations for the year ended December 31, 2004 showing the sensitivity to exchange risk:  We believe that the selected rate change of 10% is reasonably possible in the near term.  The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company’s operations.  The Company exchanges Canadian dollars to fund its Chinese operations.  The Company has no long-term debt, therefore, the Company does not believe that the interest rate market risk to be material.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES

AND DELINQUENCIES

Not Applicable

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF

SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

(a)

Disclosure controls and procedures

Based on their evaluation as of December 31, 2005, the Company's principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, in accordance with paragraph (b) of Rule 13a-15.

(b)

Evaluation of disclosure controls and procedures

Not applicable

(c)

Attestation report of the registered public accounting firm

Not applicable

(d)

Changes in internal controls

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that the company has one audit committee financial expert serving on its audit committee and that the individual is “independent”.  Mr. James Carter, Chairman of the audit committee serves as the audit committee’s financial expert. He is a Chartered Accountant, with over 35 years experience in both public and private companies.

ITEM 16B.

CODE OF ETHICS - BOARD OF

DIRECTORS AND OFFICERS

The following is the Company’s Code of Ethics for the Board of Directors.

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

Violations and Waivers

Our chairman of the board is to advise the board of directors in writing of all violations of this code of ethics reported to him.  Our board of directors is to determine, with or without the advice of others, appropriate actions to be taken in the event you violate this code of ethics.  These actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this code of ethics and may include actions ranging from: (a) writing notices to the individual involved that the Board has determined that there has been a violation to (b) termination of the individual’s employment.  In determining what action is appropriate in a particular case, the board of directors will take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violation in the past.  No waivers of any provision of this code of ethics may be made except by the board of directors.  Only the board of directors may amend this code of ethics.  Any waiver or amendment shall be reported as required by law or regulation.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Since the Company's last audit (December 31, 2004), the Company's auditors, Ellis Foster Chartered Accountants, entered into a transaction with Ernst & Young LLP under which certain assets of Ellis Foster were sold to Ernst & Young LLP and the professional staff and partners of Ellis Foster joined Ernst & Young LLP either as employees or partners of Ernst & Young LLP and are carrying on their practice as members of Ernst & Young LLP. During the past two fiscal years, the Company has paid the following fees to its principal accountants, Ernst & Young, LLP (predecessor “Ellis Foster Chartered Accountants”):

	2005	2004
Audit fees	$ 79,325	$ 45,990
Audit-related fees	31,370	3,500
Tax fees	13,275	250
All other fees	-	-
Total	$ 123,970	$ 49,740

The above listed services were approved by the Company’s audit committee.  The Audit Fees were for the following:  i) IPO of Minco Silver ; ii) interim audited services; and iii)  annual Financial Statements for both the company and Minco Silver.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS

FOR AUDIT COMMITTEES

The Company believes that the majority of the members of the audit committee were “independent”.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY

THE ISSUER AND AFFILIATE PURCHASERS

None

ITEM 16F.

OTHER

CORPORATE GOVERNANCE CHARTER

The following is the Company’s Corporate Governance Charter.

In accordance with the disclosure requirements of Toronto Stock Exchange and using the Corporate Governance Guidelines set out in Section 474 of the Toronto Stock Exchange Company Manual as a reference (the "Guidelines"), the Board of Directors of the Company has adopted the following statement of corporate governance practices:

1.

The Board acknowledges its responsibility for the stewardship of the Company in the following ways:

(i)

The Board participates in strategic planning by considering and, if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing a strategic plan.

(ii)

The Board considers the risks inherent in the mining industry and receives periodic assessments from management as to these risks and the Company's strategies to manage these risks.

(iii)

The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management.  The training and development of personnel is generally left to management.

(iv)

The Board assesses from time to time how effectively the Company communicates with shareholders, but does not have a formal communication policy.

(v)

The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company's internal control and management information systems.

The foregoing does not and is expressly not intended to alter, affect or expand in any way the legal duties of the directors to manage or supervise the management of the affairs and business of the Company.

2.

The Guidelines define an "unrelated director" as a director who is independent of management and is free from any interest and any business or other relationship which could, or could be perceived to, materially interfere with the director's ability to act with a view to the best interests of a corporation, other than interests and relationships arising from shareholdings. The Guidelines further state that if the Company has a "significant shareholder", the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder.  The Company does not have a "significant shareholder" which, as defined by the Guidelines, is a shareholder with the ability to exercise a majority of votes for the election of the board of directors. The entrepreneurial nature of the Company, and the current stage of the Company's development, make it appropriate for the Board to be composed of the present number and composition of directors, and the Board believes that when balanced against the attendant increase in cost to the Company and possible reduction in the efficiency with which decisions are made, it would not be warranted to significantly increase the size of the Board or change the Board's composition at this time.

3.

The Board has not constituted a nominating committee to propose new Board nominees and for assessing directors' performance as the Company is too small to justify a formal process in this regard.  However, the Board as a whole from time to time discusses potential candidates for the Board.

4.

For the reasons cited in 3 above, the Board has not constituted a committee to assess the effectiveness of the Board as a whole or the contribution of individual directors.

5.

The Company does not have a formal process of orientation and education for new members of the Board as some senior Board members currently have considerable experience as members of the boards of other public companies.

6.

The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for the Company given the complexity and current stage of development of the Company's business.  The Board as presently constituted includes considerable experience in the mining industry and generally in the resource sector as well as financial experience.

7.

Board members are presently compensated in the manner described under "Executive Compensation" and the Board has determined that the level of compensation is appropriate having regard to the responsibilities and risks associated with Board membership and the compensation provided to Boards of similar companies.

8.

The Board of Directors has expressly assumed the responsibility for developing the Company's approach to governance issues and in responding to governance guidelines.

9.

The Company has not formally developed position descriptions for the Board and the Chief Executive Officer.  However, the Board is satisfied that senior management is fully aware of their responsibilities and those matters which are within their mandate.

10.

The Board has functioned, and is of the view that it can continue to function, independently of management as required.  The Board has not met without management present, given management representation on the Board and given that in view of the size of the Company and the nature of its business, it is essential that those having an intimate knowledge of the Company's operations be present during important Board discussions.

Notwithstanding the foregoing, if the Board believed it was appropriate and meaningful, it would formalize a process whereby the Board could meet in the absence of management for the handling of the Board's overall relationship with management.

11.

The Audit Committee is composed of two outside and unrelated directors and one inside and related director.  The roles and responsibilities of the Audit Committee have been specifically defined and include responsibility for overseeing management reporting on internal control.  The Audit Committee has direct communication channels with the external auditors.  The external auditors report directly to the Audit Committee.  Due to its size, the Company has no formal internal audit process.  The Audit Committee also recommends to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report, as well as the compensation to be paid to the external auditor.

12.

The Board has not adopted a formal system which would enable an individual director to engage an outside advisor at the expense of the Company.  If such an engagement were deemed appropriate, it is anticipated that such a request would be brought by the particular director to the Board for consideration.

IN ADDITION TO THE FOREGOING CORPORATE GOVERNANCE PRACTICES, THE COMPANY HAS ALSO ADOPTED A COMMUNICATIONS POLICY.  BOTH THE TORONTO STOCK EXCHANGE (THE “TSX”) AND THE VARIOUS PROVINCIAL SECURITIES COMMISSIONS ENCOURAGE COMPANIES TO ADOPT THEIR OWN INTERNAL COMMUNICATIONS POLICIES (THE “COMMUNICATIONS POLICY”). TO FACILITATE THIS, THE TSX AND THE CANADIAN SECURITIES ADMINISTRATORS (THE “CSA”) HAVE ISSUED SIMILARLY-WORDED GUIDELINES – THE FORMER IS FOUND IN PART IV(B) “TIMELY DISCLOSURE” OF THE TSX COMPANY MANUAL; THE LATTER IN NATIONAL POLICY 51-201, “DISCLOSURE STANDARDS”.  THE COMPANY’S COMMUNICATIONS POLICY INCORPORATES THE AFOREMENTIONED TSX AND CSA GUIDELINES.

COMMUNICATIONS POLICY

The Communications Policy also explains the Company's policies with respect to confidentiality of information and rules that must be followed when buying or selling the Company shares.  The onus for complying with the Communications Policy and the relevant insider trading and other rules is on each director, officer, employee and insider of the Company

The Communications Policy also contains the Company’s “whistleblower” policies.  Each employee is expected to report situations in which he or her suspects fraud or is aware of any internal control weaknesses.  In addition, weaknesses in the internal control procedures of the Company that may result in errors or omissions in financial information, or that create a risk of potential fraud or loss of the Company’s assets, are expected to be brought to the attention of both management and the Board of Directors.  To facilitate the reporting of suspected fraud, it is the policy of the Board of Directors that employees have anonymous and direct access to the Chair of the Audit Committee.  In addition, it is the policy of the Board that employees concerned about reporting internal control weaknesses directly to management are able to report such weaknesses to the Board anonymously.  In this case, the employee should follow the same procedure detailed above for reporting suspected fraud.

The following is the Company’s Communications Policy.

Overview

Both the Toronto Stock Exchange (the “TSX”) and the various provincial securities commissions encourage companies to adopt their own internal communications policies (the “Policy”). To facilitate this, the TSX and the Canadian Securities Administrators (the “CSA”) have issued similarly-worded guidelines – the former is found in Part IV(B) “Timely Disclosure” of the TSX Company Manual; the latter in National Policy 51-201, “Disclosure Standards”.

This Policy, which is current as of May 11, 2005, incorporates the aforementioned TSX and CSA guidelines.  This Policy has been approved by the Board of Directors of Minco Mining & Metals Corporation (the “Company”) and must be presented for reading by all directors, officers and employees of the Company and its subsidiaries with access to strategic or material non-public information involving the Company and its affairs.  The Policy covers all employees of the Company, its Board of Directors, those authorized to speak on its behalf and all other insiders.  It covers disclosures in documents filed with the securities regulators, financial and non-financial disclosure, including management’s discussion and analysis (“MD&A”) and written statements made in the Company’s annual and quarterly reports, press releases, letters to shareholders, presentations by senior management and information contained on the Company’s web site and other electronic communications.

It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.  This document will explain the Company's policies with respect to confidentiality of information and rules that must be followed when buying or selling the Company shares. This document is only a summary of specific rules and regulations.  If you have any questions on any issues discussed in this Policy or how you may be affected by the various securities laws, please contact the Chief Financial Officer (“CFO”), or in his absence, the Chief Executive Officer (“CEO”).

The onus for complying with the Policy and the relevant insider trading and other rules is on each director, officer, employee and insider of the Company.  It is fundamental to the reputation and ongoing success of the Company that its directors, officers, employees and insiders respect and adhere to the rules and procedures outlined in this Policy.

Members of the families of the directors, officers, employees and insiders of the Company and others living with them are expected to comply with this Policy, as if they themselves were directors, officers, employees or insiders of the Company.  It is in your interest that the rules and procedures outlined in this Policy are complied with fully.  Failure to comply with these rules and procedures may result in disciplinary action up to and including immediate termination of employment.

1.

DISCLOSURE OF MATERIAL INFORMATION

A.

Policy

To comply with the requirements of provincial securities regulators and the TSX, and in the interests of developing and maintaining the confidence of the investing public, and in assisting the public in making informed investment decisions based on equal access to information, it is the policy of the Company to promptly disclose to the investing public, and to its other public constituencies, all material information concerning the operations and financial results of the Company other than such information as may be lawfully withheld from disclosure and only for such time as it may be lawfully withheld from disclosure.

B.

Procedure

(I)

Information is deemed “material” and will require prompt disclosure when such information, if made public, would reasonably be expected to result in a significant change in the market price or value of any of the Company's listed securities.  It is also defined as anything that a reasonable investor would consider important in assessing the Company as a potential investment. Material information consists of both material facts and material changes.  Examples of material information would include quarterly results, acquisition of new assets, senior management changes, equity or debt issues, commencement or update of co-development programs, etc. In addition, the declaration of any dividend, conditional or unconditional, will be disclosed immediately upon the conclusion of the Board meeting at which the decision to declare the dividend was made, and quarterly financial statements will be disclosed immediately after the Board meeting at which they were approved. The release of information pertaining to dividends and quarterly financial statements will be addressed by the CFO of the Company upon the Board’s approval of such statements and dividends without further instructions or authority.  The Company shall endeavor to include, where appropriate, in its press releases and other disclosure documents (i) appropriate cautionary information, especially in reference to forward-looking statements, (ii) specific time references, e.g., ''as of (specific time and date rather than indefinite time references such as 'currently') no merger discussions have taken place" to minimize the duty to update, and (iii) information sufficient to answer likely questions to minimize further inquiry.

(II)

Except as mentioned in the preceding paragraph, the CEO shall determine whether or not any information pertaining to the Company is material, and whether and when it will be disclosed.  In making this determination, the CEO should obtain the advice and counsel of the Board of Directors and of the Company’s securities counsel.  In the event of the absence or unavailability of the CEO, the responsibility for determining whether or not information is material, and whether and when it will be disclosed, will be assumed by the CFO with the advice and counsel of the Company’s securities counsel.

(III)

The CEO and CFO (the “Responsible Officers”) may appoint designated spokespersons (the “Designated Spokespersons”) authorized to disclose or discuss information concerning the Company to specific groups such as the media, analysts, institutional investors and other market professionals.  All other directors, officers and employees approached by these, or other parties for such information shall refer such inquiries to one or more of the Responsible Officers.

(IV)

In the event that a Responsible Officer determines that material information should be disclosed, the Responsible Officer shall cause a news release to be issued disclosing all material facts and, if the TSX is open for trading, shall advise the Market Surveillance branch of the TSX (“Market Surveillance”) of the details of the release and the proposed method of dissemination.  In the event that a Designated Spokesperson believes that material information should be disclosed, he or she should inform a Responsible Officer immediately.  Where an announcement is to be made after the TSX has closed for trading, Market Surveillance should be advised of this information before trading opens the next trading day.  Market Surveillance shall determine whether a halt in trading is necessary.  After consulting with Market Surveillance, the Responsible Officer shall send the news release to Canada Stockwatch, Market News, Canada News Wire or other news distribution service, with a copy to Market Surveillance. Immediately following the issuance of the news release, the Responsible Officer shall seek the advice and counsel of the Company’s securities counsel regarding possible filing requirements (i.e., material change reports) with the appropriate securities regulatory authorities.

(V)

In the event that material information which would otherwise be required to be promptly disclosed must, for any reason, be kept secret for any length of time, the Responsible Officer, on the advice and counsel of the Company’s securities counsel, shall so advise Market Surveillance and explain the reasons for such request.  The Company should also discuss with securities counsel whether or not a confidential material change report should be filed.  Release of the information shall thereafter be made as soon as possible, consistent with the instructions of Market Surveillance. If material information is being withheld, the Company is under a duty to take precautions to keep such information confidential (see Item #2 of this Policy – “Maintaining Confidentiality of Information”).  In the event that such information or rumours thereof is divulged (other than in the necessary course of business), the Company shall immediately disclose the information to the general public in a news release prepared in accordance with this Policy.

(VI)

In making material disclosure and preparing the text and content of news releases and other disclosure documents, the Responsible Officer shall observe that:

(a)

Half-truths are misleading; disclosure must include any information which, if omitted, would make the rest of the disclosure misleading;

(b)

Unfavourable information must be disclosed as promptly and completely as favourable information;

(c)

No disclosure of previously undisclosed information should be made to selected individuals or groups such as analysts, major shareholders or other market professionals including members of the financial press. If such selective disclosure is made through inadvertence, immediate general disclosure should immediately be made of the subject information through a news release prepared in accordance with this Policy;

(d)

Disclosure must be updated if earlier disclosure has become misleading as a result of intervening events;

(e)

The CFO will determine in advance what information is to be disclosed at meetings with analysts, and shall brief those officers in attendance accordingly.  No material information concerning the finances or prospects of the Company is to be disclosed to analysts (in response to questioning or otherwise) before it has been released to the stock exchanges and to Canada Stockwatch, Market News, Canada News Wire or other news distribution service.  If material information is to be announced at an analyst or shareholder meeting or a press conference, its announcement must be coordinated with a general public announcement by a news release; and

(f)

The CFO shall maintain a record of all public records concerning the Company, including news releases, analyst research reports, reports in the press and debriefings following meetings, conference calls or other interactions with analysts.  The materials in the record shall be available to the management of the Company and will assist the Responsible Officers in determining whether any particular information is material.

2.

MAINTAINING CONFIDENTIALITY OF INFORMATION

A.

Policy

No director, officer or employee in possession of non-public information concerning the technology, finances, affairs and prospects of the Company that, if generally known, could be reasonably expected to cause a significant change in the market price of the Company’s stock (“Confidential Information”) shall disclose such information to any person outside the Company, unless such person has been designated under this Policy, or by the CEO, to make such disclosure.

In addition, no director, officer or employee disclose any such information to any person within the Company whose job duties do not require the possession of such information.  Employees of the Company are permitted to disclose Confidential Information, if required to do so in the necessary course of business.  This exemption from the prohibition against disclosing material non-public information, however, is not available for communications made to the media, securities analysts, institutional investors or other market professionals.

B.

Procedure

(I)

If any ambiguity exists as to whether or not information should be confidential, it should be discussed with the Company’s CEO, CFO or securities counsel.

(II)

To limit the number of people who know about Confidential Information, the Company should limit access to only those parties who, as a function of their employment with the Company, are required to know the information.  Documents containing confidential information should be clearly marked “Confidential”, be stored in a secure place and code words should be used where practicable for material projects that have not been generally disclosed to the public.

(III)

Confidential matters should not be discussed in places where the discussion may be overheard.  Confidential documents should not be read or displayed in public places and should be discarded via secure shredder service whenever practicable. Employees must ensure they maintain the confidentiality of information in their possession outside of the office as well as inside the office. Transmission of documents by electronic means, such as by fax or directly from one computer to another, should be made only where it is reasonable to believe that the transmission can be made and received under secure conditions.

(IV)

Before a meeting with other parties at which Confidential Information may be imparted, the other parties should be told that they must not divulge that information to any other party, other than in the necessary course of business, and that they may not trade in the Company’s securities until the information is generally disclosed (see Item #3 of this Policy – “Trading by Insiders and Employees”).  In addition, other parties are required to sign a copy of the Company’s Non-Disclosure and Non-Competition Agreement.

(V)

Confidential Information may be disclosed if this disclosure takes place as part of the necessary course of business with, and is pertinent to, the ongoing business relationship between the Company and such parties as:

(a)

vendors and suppliers;

(b)

employees, directors and officers;

(c)

lenders, legal counsel and auditors;

(d)

parties to negotiations;

(e)

labour unions and industry associations;

(f)

governmental and non-governmental regulators, and

(g)

credit-rating agencies.

In the event that there is an ambiguity as to whether or not the disclosure of certain Confidential Information is considered to be in the necessary course of business, the party responsible for the disclosure should consult the CEO or CFO, who may seek the further advice and counsel of the Company’s securities counsel.

(VI)

All employees who are or who may be aware of Confidential Information (including clerical staff) must be explicitly warned to keep it confidential.  More specifically:

(a)

Employees are required to sign the Company’s Non-Disclosure and Non-Competition Agreement upon commencement of their employment with the Company; and

(b)

Employees must not disclose Confidential Information to anyone, except in the necessary course of business; Employees must not discuss Confidential Information in situations where they may be overheard; and

(c)

Employees must not participate in discussions with others about investments in the Company.

(VII)

Directors, officers and employees of the Company should not comment on draft reports submitted to them by analysts other than identifying inaccuracies, omissions or publicly disclosed factual information that may affect an analyst’s model.  Those parties appointed to speak to the media, analysts, institutional investors and other market professionals should be briefed in advance to review what information is material and what information has not been publicly disclosed.  Voice recordings of quarterly analyst conference calls shall be kept available for public access on a call-in basis for seven days after the call in question.

2.

TRADING BY INSIDERS AND EMPLOYEES

A.

Policy

Trading in the securities of the Company (including dealings with options, futures, rights and all other securities) or the provision to other parties of information to facilitate a possible trade (“tipping”) by any director, officer or employee with knowledge of undisclosed material information about the Company is strictly prohibited.  In addition, in circumstances where a director, officer or employee becomes aware of undisclosed material information concerning another public company as a result of their employment with the Company, trading in the securities of such other company is similarly prohibited.

B.

Procedure

(I)

It is an offence for any person in a “special relationship” with the Company to trade securities of the Company while in possession of material non-public information that, if made public, could reasonably be expected to cause a significant change in the price of the Company’s stock.  Persons in a “special relationship” with the Company include all directors, officers and employees of the Company, plus all parties (“tippees”) who learn of material information from any director, officer or employee of the Company (“tippers”), where the tippee knows or reasonably ought to have known that the tipper was in a special relationship with the Company.  Directors, officers and employees are also deemed to be in a special relationship with another company (and are correspondingly prohibited from trading in the securities of said other company), if they become aware of undisclosed material information concerning the other company as a result of their employment with the Company.

(II)

Insiders are considered to have a “special relationship” with the Company on an ongoing basis.  For the purpose of this Policy, the definition of "Insider" includes all directors, senior officers and greater than 10% shareholders of the Company.  In order to prevent insider trading violations or any appearance of impropriety, any Insider that proposes to make a trade that may be prohibited under this Policy should obtain from the CEO or the CFO a determination as to whether or not the undisclosed information that he or she possesses is material or whether a trade may be made. If any ambiguity exists as to whether or not a director, officer or employee should be permitted to make a trade, the matter should be discussed with the Company’s securities counsel.

Insiders of the Company will be required to complete and file an insider trading report within 10 days of the date that such Insider purchased or sold securities of the Company.  These reports may be obtained from the CFO or the Corporate Secretary. Insiders are personally responsible for filing accurate and timely insider trading reports.  Insiders are required to provide a copy of all insider reports to the Corporate Secretary, or other designated person, concurrent with their filing to regulatory authorities.  There now exists a web-based on-line filing system for Insider reports (www.sedi.ca).  Failure of an Insider to file an insider trading report on a timely basis may result in a fine of up to $1 million, imprisonment for a term of up to three years, or both.  Any questions regarding filing insider trading reports should be taken up with the Corporate Secretary as early as possible.

(III)

Certain circumstances will give rise to periods of time (“Black-out Periods”) during which no trading of securities is to take place at all by directors, officers and employees who are routinely (or in the special circumstances at hand) in possession of undisclosed material information (“Restricted Persons”).  The imposition of Black-out Periods is to be determined and announced by the CFO and shall include periods from two weeks following the end of the first, second and third fiscal quarter, and four weeks following the end of the fourth quarter, and shall remain in effect until the second business day following release of the related financial information.  A Black-out Period shall also be declared by the CFO pending the announcement of any material undisclosed development affecting the Company or following the crystallization of a material transaction involving the Company. Black-out Periods shall remain in effect until the second business day following release of the material information concerned. In declaring a Black-out Period, the CFO may stipulate whether any particular class of Restricted Person is to be fully or partially excused from the application of the Black-out Period, and the CFO may determine whether any particular reason is to be given for the imposition of a Black-out Period.

(IV)

Persons involved in the negotiation of material transactions will be held to a higher standard than other Restricted Persons as a result of their more intimate knowledge of a particular transaction. Accordingly, such persons should cease trading in the Company’s securities when any material transaction comes under serious negotiation, rather than upon the imposition of a Black-out Period. If any ambiguity exists as to whether or when a transaction has come under “serious negotiation”, the matter should be discussed with the Company’s securities counsel.

(V)

Breaches of this Policy may constitute violation of securities laws and can cause acute embarrassment to the Company. If the Company discovers that a director, officer or employee has violated applicable securities laws, it will refer the matter to the appropriate regulatory authorities. Disciplinary action may be brought against a party who violates this Policy, which could result in termination of employment with the Company.

4.

FORWARD-LOOKING INFORMATION

It is the Company’s policy to provide forward-looking information to enable the investment community to better evaluate the Company and its prospects. The Company will make statements and respond to inquiries with respect to, for example: revenue projections, income or loss projections, pricing and profit margin trends, significant new developments, projected demand or market potential for products. In certain circumstances, however, the Company will refrain from making specific quantifiable projections or disclosing information with respect to, for example: pricing, margins, customer identities or other information for competitive reasons. Moreover, all statements will be accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the statement.

The Company will observe the following guidelines with respect to forward-looking statements:

•

The information will be clearly identified as forward looking;

•

The Company will identify the material assumptions used in the preparation of the forward-looking information;

•

The information will be accompanied by a statement that identifies, in specific terms, the risks and uncertainties that may cause the actual results to differ materially from those projected in the statement; and

•

The information will be accompanied by a statement that the information is stated as of the current date and subject to change after that date, and the Company disclaims any intention to update or revise this statement of forward-looking information, whether as a result of new information, future events or otherwise.

Example:

Certain information included in this news release is forward-looking and is subject to important risks and uncertainties.  The results or events predicted in these statements may differ materially from actual results or events.  Factors which could cause results or events to differ from current expectations include, among other things: the impact of price and product competition; the ability of the Company to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; general industry and market conditions and growth rates; the impact of consolidations in the telecommunications industry and stock market volatility.  For additional information with respect to certain of these and other factors, see the reports filed by the Company with the B.C. Securities Commission.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

5.

ELECTRONIC DISCLOSURE

A.

Policy

All information disclosed by the Company electronically shall comply with the National Policy 51-201’s electronic communications guidelines (sec. 6.12) to ensure that such information is timely, accurate and up-to-date.

B.

Procedure

(I)

The Company should ensure that its investor relations information is available through its website.  However, the Company must not disclose material information on its website, or distribute it by e-mail, or any other electronic manner, before it is disseminated in a news release in accordance with this Policy.  Information is not considered to be generally disclosed to the public, if it only appears on the Company’s website.  The Company shall furthermore review and update its electronic security systems on a regular basis and shall monitor the integrity of its website to ensure that the site is accessible and has not been altered and shall regularly review, correct and update information on its website over time.  It is not sufficient, for purposes of this Policy, if the information has been corrected or updated elsewhere.

(II)

The CFO is responsible for overseeing the Company’s policies on electronic communications and should ensure that all information on the Company’s website or published elsewhere electronically complies with applicable securities laws and the internal policies of the Company.  The Company should not post any information on its website that is authored by a third party unless the information was prepared on behalf of the Company or is of a general nature and is not specific to the Company.

(III)

Employees of the Company must not engage in internet chat rooms and news groups in discussions relating to the Company, its securities or any actions taken or proposed to be taken by the Company.  All employee e-mail addresses are considered, for purposes of this Policy, to be corporate addresses of the Company and all correspondence received and sent via e-mail is considered, for purposes of this Policy, to be corporate correspondence of the Company.

(IV)

The Company should not directly respond to rumours posted in news groups or chat rooms, but instead should issue a news release in accordance with the terms of this Policy.  If any director, officer or employee of the Company becomes aware of a rumour in a chat room or news group or other source that may have a material impact on the price of the Company’s stock, he or she should immediately contact the CEO or the CFO, who will, with the assistance of the Company’s securities counsel, decide the appropriate course of action.

6.

PROCEDURE FOR REPORTING OF FRAUD OR CONTROL WEAKNESSES

Each employee is expected to report situations in which he or her suspects fraud or is aware of any internal control weaknesses. An employee should treat suspected fraud seriously, and ensure that the situation is brought to the attention of the Board of Directors. In addition, weaknesses in the internal control procedures of the Company that may result in errors or omissions in financial information, or that create a risk of potential fraud or loss of the Company’s assets, should be brought to the attention of both management and the Board of Directors.

To facilitate the reporting of suspected fraud, it is the policy of the Board of Directors that the employee (the “whistleblower”) has anonymous and direct access to the Chair of the Audit Committee.  The current Chair, Mr. Robert Gayton, can be reached at (604) 641-2767.  Should a new Chair be appointed prior to the updating of this document, current Chair will ensure that the whistleblower is able to reach the new Chair in a timely manner.  In the event that the Chair of the Audit Committee cannot be reached, the whistleblower should contact the Chair of the Board of Directors.  Access to the names and place of employment of the Company’s Directors can be found in the Company’s website.  In addition, it is the policy of the Board that employees concerned about reporting internal control weaknesses directly to management are able to report such weaknesses to the Board anonymously.  In this case, the employee should follow the same procedure detailed above for reporting suspected fraud.

NOMINATIONS COMMITTEE

The Nominations Committee is composed of three outside and unrelated directors, Messrs. Callander, Frey and Carter. Below is the full disclosure of the Nominations Committee Charter.

NOMINATIONS COMMITTEE CHARTER

Purpose

The purpose of the Nominating Committee shall be to:

(a)

assist the Board of Directors of Minco Mining & Metals Corporation (the "Company"), on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders;

(b)

assist the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and

(c)

recommend to the Board, on an annual basis, director nominees for each Board committee.

Committee Membership

The members of the Committee shall be appointed by the Board of Directors.  The Committee shall be composed of not less than three members of the Board.   The Chairman of the Committee shall be designated by the Board of Directors.  Nominating Committee members serve at the pleasure of the Board, and Committee members may be replaced by the Board.

Independence

The members of the Nominating Committee must be "independent" of the Company as defined in Canadian National Instrument 58-101 - Disclosure of Corporate Governance Practices.  A Nominating Committee member is independent if he or she has no direct or indirect material relationship with the Company.  A "material relationship" includes a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

Meetings

The Nominating Committee will meet as often as the Chair shall determine to be necessary or appropriate.

Authority

The Committee may request any officer or employee of the Company to attend a Committee meeting.  The Committee shall have the authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm's fees and other retention terms, at the Company's expense.

Nominating Committee Duties and Responsibilities

Duties and responsibilities of the Nominating Committee include:

•

reviewing on a periodic basis, the composition of the Board to ensure that an appropriate number of unrelated directors sit on the Board of Directors;

•

analyzing the needs of the Board of Directors when vacancies arise on the board and recommending nominees who meet such needs;

•

ensuring that an appropriate selection process for new nominees to the Board of Directors is in place;

•

recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders;

•

recommending to the Board the nominees for appointment to Committees of the Board on at least an annual basis;

•

reviewing and assessing, annually, the Nominating Committee charter and submitting any changes deemed necessary or advisable for approval of the Board of Directors; and

•

performing other functions as requested by the Board of Directors.

COMPENSATION COMMITTEE

The Compensation Committee is composed of three outside and unrelated directors, Messrs. Callander, Frey and Carter.  Below is the full disclosure of the Compensation Committee Charter.

COMPENSATION COMMITTEE CHARTER

Purpose

The purpose of the Compensation Committee shall be to:

(a)

establish, review and recommend to the Board of Directors of Minco Mining & Metals Corporation (the "Company") compensation and incentive plans and programs; and

(b)

review and approve compensation and awards under compensation and incentive plans and programs for the CEO and senior officers;

with the intention of attracting, retaining and appropriately rewarding employees in order to motivate their performance in the achievement of the Company’s business objectives and align their interests with the long-term interests of the Company’s shareholders.

Committee Membership

The members of the Committee shall be appointed by the Board of Directors.  The Committee shall be composed of not less than three members of the Board.   The Chairman of the Committee shall be designated by the Board of Directors.  Compensation Committee members serve at the pleasure of the Board, and Committee members may be replaced by the Board.

Independence

The members of the Nominating Committee must be "independent" of the Company as defined in Canadian National Instrument 58-101 - Disclosure of Corporate Governance Practices.  A Nominating Committee member is independent if he or she has no direct or indirect material relationship with the Company.  A "material relationship" includes a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

Meetings

The Compensation Committee will meet as often as the Chair shall determine to be necessary or appropriate.

Authority and Resources

The Committee may request any officer or employee of the Company or the Company’s outside counsel to attend a Committee meeting.

The Committee has the right at any time to obtain advice, reports or opinions from internal and external counsel and expert advisors and has the authority to hire independent legal, financial and other advisors as it may deem necessary, at the Company’s expense, without consulting with, or obtaining approval from, any officer of the Company in advance.

Compensation Committee Duties and Responsibilities

Duties and responsibilities of the Compensation Committee include:

•

reviewing and making recommendations to the Board of Directors with respect to the compensation, including compensation criteria and incentives and annual performance review, of the Chief Executive Officer, for final approval by the Board of Directors;

•

reviewing and providing guidance to the Board of Directors with respect to the compensation, including compensation criteria and incentives, of the executive officers of the Company, as recommended by the Chief Executive Officer, for final approval by the Board of Directors;

•

reviewing and providing guidance to the Board of Directors with respect to the compensation, including compensation criteria and incentives, of the directors of the Company;

•

reviewing and making recommendations to the Board of Directors regarding other plans that are proposed for adoption or adopted by the Company for the provision of compensation to employees of, directors of and consultants to the Company;

•

advising on the development of management succession plans by the Board;

•

preparing an annual report on executive compensation to the shareholders of the Company for the management information circular for the annual and general meeting of the Company’s shareholders;

•

reviewing and assessing, annually, the Compensation Committee charter and submitting any changes deemed necessary or advisable for approval of the Board of Directors; and

•

performing other functions as requested by the Board of Directors.

PART III

ITEM 17.

FINANCIAL STATEMENTS

Attached hereto

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable

Financial Statement

DOCUMENT	PAGE
Consolidated Financial Statements as at December 31, 2005 and 2004 (in Canadian Dollars) including Auditors Report, Balance Sheet, Cash Flow and Notes	150

ITEM 19.

EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
12.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of P & E Mining Consultants Inc.
14.2	Certificate of Author, Eugene J. Puritch
14.3	Certificate of Author, Tracy J. Armstrong,

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and that it has duly caused the undersigned to sign this Annual Report on its behalf.

MINING & METALS CORPORATION

Dated:

July 5, 2006

“Ken Z. Cai”

Ken Z. Cai, President

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

(EXPRESSED IN CANADIAN DOLLARS)

DECEMBER 31, 2005 AND 2004

Index

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Management's Responsibility for Financial Reporting

The financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles as set out in note 18.

The Audit Committee of the Board of Directors is composed of three Directors and meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company has developed and maintains a system of control to provide reasonable assurance that financial information is accurate and reliable.

The financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the financial statements.

Ken Cai

William Meyer

President and CEO

Chairman

Vancouver, Canada

March 3, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MINCO MINING & METALS CORPORATION

(an exploration stage company)

We have audited the consolidated balance sheets of Minco Mining & Metals Corporation (an exploration stage company) as at December 31, 2005 and 2004, and the consolidated statements of operations and deficit and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We are not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The 2004 and 2003 consolidated financial statements have been restated as described in notes 2 and 18(f).

The consolidated statements of operations and deficit and cash flows for the year ended December 31, 2003, prior to the adjustments described in note 2 and 18(f), were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 11, 2005.  We have audited the adjustments to the 2003 consolidated financial statements and, in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

Vancouver, Canada

March 3, 2006

Chartered Accountants

MOORE STEPHENS

ELLIS FOSTER LTD.

           CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 734-1112  Facsimile: (604) 714-5916

Website:  www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MINCO MINING & METALS CORPORATION

We have audited the consolidated balance sheet of Minco Mining & Metals Corporation as at December 31, 2003 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2003.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the Company’s financial position and its shareholders’ equity as at December 31, 2003 and its results of operations for the year ended December 31, 2003, to the extent summarized in Note 15 to the consolidated financial statements.

“MOORE STEPHENS ELLIS FOSTER LTD.”

Vancouver, Canada

March 11, 2005

Chartered Accountants

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Balance Sheets
As At December 31, 2005 and 2004
(Expressed in Canadian Dollars)
	2005	2004 Restated - Note 2

ASSETS

Current assets
Cash and cash equivalents	$821,164	$447,613
Short-term investments (Note 4)	17,076,894	11,725,413
Receivables (Notes 5 and 11)	319,588	583,418
Prepaid expenses and deposits	182,452	72,778

	18,400,098	12,829,222

Mineral interests (Notes 6, 11(d) and 13(c))	100	100

Plant, property and equipment (Note 7)	243,600	196,369

Total assets	$18,643,798	$13,025,691

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (Note 11 and 13 (c))	$905,105	$316,154

Long-term liabilities (Note 6(b))	460,000	-

Total liabilities	1,365,105	316,154
Commitments and contingencies (Notes 6 and 13)

Non-controlling interest (Note 8)	2,890,927	877,324

SHAREHOLDERS' EQUITY

Share capital (Note 9(a))	28,187,245	24,690,137

Contributed surplus (Note 9(c))	987,043	915,057

Deficit accumulated during the exploration stage	(14,786,522)	(13,772,981)

Total shareholders’ equity	14,387,766	11,832,213

Total liabilities and shareholders’ equity	$18,643,798	$13,025,691
See accompanying notes

On behalf of the Board	“Robert Gayton"	"William Meyer"
Robert Gayton		William Meyer

Director Director

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Operations and Deficit
Years Ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
	2005	2004 Restated - Note 2	2003 Restated - Note 2

Exploration costs, net of recoveries (Notes 6 and 11)	$2,731,168	$777,618	$308,858

Administrative expenses (Note 11)
Accounting and audit	136,702	55,025	31,232
Advertising	8,378	13,603	15,880
Amortization	41,997	29,228	23,301
Consulting	224,995	287,560	487,171
Foreign exchange loss	10,335	326,489	48,148
Interest on convertible debenture	-	-	52,162
Investor relations	343,067	293,807	132,691
Legal	200,780	46,326	45,192
Management fees	22,832	28,271	13,499
Meals and entertainment	39,326	21,885	2,208
Office and miscellaneous	102,581	77,817	26,778
Property investigation	330,798	174,058	65,567
Regulatory and filing	181,071	61,623	73,620
Rent	224,814	194,327	132,932
Salaries and benefits	474,628	268,024	131,022
Stock-based compensation (Note 9(d))	374,249	505,932	242,581
Telephone	27,358	16,338	5,963
Travel and transportation	114,109	67,581	15,668
	2,858,020	2,467,894	1,545,615

Operating loss	(5,589,188)	(3,245,512)	(1,854,473)

Other income (loss)
Dilution gain (Note 2)	2,953,000	2,110,000	-
Write down of short-term investments	(34,750)	(57,250)	-
Interest and sundry income	475,575	318,424	85,278

Loss for the year before non-controlling interest	(2,195,363)	(874,338)	(1,769,195)

Non-controlling interest (Note 8)	1,181,822	12,676	-

Loss for the year (Note 10)	(1,013,541)	(861,662)	(1,769,195)

Deficit, beginning of year	(13,772,981)	(12,757,019)	(10,987,824)

Cumulative effect of a change in an accounting policy (Note 3(l))	-	(154,300)	-

Deficit, end of year	$(14,786,522)	$(13,772,981)	$(12,757,019)

Loss per share - basic and diluted	$(0.03)	$(0.03)	$(0.10)

Weighted average number of common shares
outstanding - basic and diluted	34,501,784	28,117,471	17,883,807

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Cash Flows
Years Ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars)
	2005	2004 Restated – Note 2	2003

Cash flows from (used in) operating activities
Net loss for the year	$(1,013,541)	$(861,662)	$(1,769,195)
Adjustment for items not involving cash:
- exploration permits (note 6(b)(i))	920,000	-	-
- amortization of equipment	41,997	29,228	23,301
- stock-based compensation (Note 8 (d))	374,249	505,932	242,581
- non-controlling interest in loss	(1,181,822)	(12,676)	-
- non-cash recovery of exploration costs	(36,000)	(122,000)	-
- write down of short-term investments	34,750	57,250	-
- interest on convertible note paid in common shares	-	-	26,535
- dilution gain	(2,953,000)	(2,110,000)	-
Change in non-cash working capital items:
- decrease (increase) in receivables	263,830	(272,151)	(248,543)
- increase in prepaid expenses and deposits	(109,674)	(11,965)	(22,207)
- increase (decrease) in accounts payable and accrued liabilities	128,951	(41,516)	(73,774)

	(3,530,260)	(2,839,560)	(1,821,302)

Cash flows from financing activities
Proceeds from issuance of shares in Minco Mining	3,245,845	5,563,563	7,688,602
Proceeds from issuance of shares and special warrants in Minco Silver	6,097,425	3,000,000	-
Proceeds from issuance of convertible debenture	-	-	580,600

	9,343,270	8,563,563	8,269,202

Cash flows used in investing activities
Acquisition of equipment	(89,228)	(159,536)	(6,690)
Increase in short-term investments	(5,350,231)	(5,742,250)	(5,856,495)

	(5,439,459)	(5,901,786)	(5,863,185)

Increase (decrease) in cash and cash equivalents	373,551	(177,783)	584,715

Cash and cash equivalents, beginning of year	447,613	625,396	40,681

Cash and cash equivalents, end of year	$821,164	$447,613	$625,396

Supplemental disclosure of cash flows information
Interest paid	$-	$-	$25,627
Income taxes paid	$-	$-	$-

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

1.

Nature of Operations

Minco Mining & Metals Corporation was incorporated on November 5, 1982 under the laws of British Columbia, Canada. Its principal business activities include the acquisition and exploration of mineral resource properties.

Minco Mining & Metals Corporation and its subsidiaries and joint ventures (collectively the “Company”) are exploring and evaluating mineral properties and projects in the Peoples’ Republic of China (“China”). The recoverability of amounts shown for mineral property interests in the Company’s balance sheet are dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be an exploration stage enterprise as it has not yet generated any revenue from operations.

2.

Restatements

Management has determined that, in 2004, the Company should have recorded the effect of a change in the non-controlling interest of its investment in Minco Silver Corporation as a dilution gain. The issue of special warrants by Minco Silver Corporation reduced the Company’s ownership percentage from 100% to 70%, while the value of its investment increased by $2,110,000.

Management has further determined that, in 2003 and 2004, escrow performance shares should have been excluded from the weighted average number of shares outstanding.

The Company has restated its financial statements as at December 31, 2004 and the earnings per share calculations for the years ended December 31, 2004 and 2003, to correct these errors.

The effect of these adjustments on the Company’s consolidated financial condition is as follows:

	December 31, 2004
	Restated	Originally Reported
Non-controlling interest	$ 877,324	$ 2,987,324
Deficit accumulated during the exploration stage	(13,772,981)	(15,882,981)
Total shareholders’ equity	$11,832,213	$ 9,722,213

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

2.

Restatements (continued)

The effect of these adjustments on the Company’s consolidated results of operations is as follows:

Year ended	December 31, 2004		December 31, 2003
	Restated	Originally Reported	Restated	Originally Reported
Dilution gain	$2,110,000	$ -	$ -	$ -
Loss for the year	(861,662)	(2,971,662)	(1,769,195)	(1,769,185)
Loss per share – basic and diluted	$ (0.03)	$ (0.10)	$ (0.10)	$ (0.08)
Weighted average number of common shares outstanding	28,117,471	31,108,793	17,883,807	20,875,129

3.

Significant Accounting Policies

(a)

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements include the accounts of Minco Mining & Metals Corporation (“Minco Mining”), its wholly-owned China subsidiary Minco Mining (China) Corporation (“Minco China”), its wholly owned British Columbia subsidiary Minco Base Metals Corporation (“Minco Base Metals”),  its wholly-owned British Virgin Island subsidiary Triple Eight Mineral Corporation (“Temco”), its 55.6% owned subsidiary Minco Silver Corporation (“Minco Silver”) and its 70% interest in the Fuwan Property, its right to earn up to an 80% interest in the joint venture company Gansu Keyin Mining Co. Ltd. (“Keyin”), its right to earn up to a 75% interest in the joint venture company Inner Mongolia Damo Mining Co. Ltd. (“Damo”), its  right to earn up to a 75% interest in the joint venture company Inner Mongolia Huayu-Minco Mining Co., Ltd. (“HYMK”), and its right to earn up to a 51% interest in the Changkeng Property.

With the exception of the minority interests in Minco Silver the Company has not recorded minority interests in the other joint venture companies as their ownership percentages represent only the profit sharing and working interests and the minority partners are not responsible for any of the associated costs. As at December 31, 2005, the joint ventures are still in the exploration stage and have not generated any revenue.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

3.

Significant Accounting Policies (continued)

As at December 31, 2005, Minco Mining beneficially owns 14,000,000 shares of Minco Silver, which represents approximately 55.6% of Minco Silver’s share capital. In the near future, Minco Mining proposes to distribute 6,500,000 of its Minco Silver shares to the shareholders of Minco Mining. The details of this distribution have not yet been finalized. However, after the distribution takes place Minco Mining’s interest in Minco Silver will be reduced from 55.6% to 29.8%.

All inter-company accounts and transactions have been eliminated.

(b)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.  Actual results could differ from those estimates.

(c)

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term money market instruments which are highly-liquid investments and readily convertible into cash with a remaining term to maturity of 90 days or less when acquired. As of December 31, 2005 and 2004, cash and cash equivalents consisted of cash only.

(d)

Short-term Investments

Short-term investments comprise marketable securities, highly liquid investment grade bonds, treasury bills, and guaranteed investment certificates with remaining terms to maturity of greater than 90 days when acquired. Short-term investments are carried at the lower of cost or market.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

3.

Significant Accounting Policies (continued)

(e)

Plant, Property and Equipment

Plant, property and equipment are recorded at cost and amortization is provided as follows:

Computer equipment	30% per year, declining-balance basis
Leasehold improvements	5 year, straight-line basis
Mining equipment	30% per year, declining-balance basis
Motor vehicles	30% per year, declining-balance basis
Office equipment and furniture	20% per year, declining-balance basis

Amortization is provided at half the annual rate in the year of acquisition.

(f)

Revenue Recognition

Interest income on cash and cash equivalents and short-term investments is recognized as it is earned.

(g)

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow that are returnable to the Company if the conditions for their release are not met (Note 9) are excluded in the computation of loss per share until the conditions for their release are satisfied.  As the Company incurred net losses in fiscal 2005, 2004 and 2003, the stock options and share purchase warrants as disclosed in Note 9 were not included in the computation of loss per share as their inclusion would be anti-dilutive.

(h)

Translation of Foreign Currencies

The Company’s functional currency is the Canadian dollar. The Company follows the temporal method of accounting for the translation of its integrated foreign operation and for foreign currency transactions. Under this method, transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the transaction dates.  At year-end, monetary assets and liabilities are re-measured at the year-end exchange rates, and non-monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at their historical exchange rates.  The exchange gains and losses on translation are charged to operations.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

3.

Significant Accounting Policies (continued)

(i)

Acquisition, Exploration and Development of Mineral Interests

Mineral property and mineral rights acquisition costs are capitalized until the viability of the mineral interest is determined. If a mineral ore body is discovered, capitalized costs will be amortized over their estimated useful lives following the commencement of production. Otherwise, capitalized acquisition costs are expensed when it is determined that the mineral property has no future economic value. Capitalized amounts (including capitalized development costs) are written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value. Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

Exploration costs are expensed as incurred. When it is determined that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves, further exploration costs and development costs incurred after such determination will be capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies which indicate whether a property is economically feasible. Upon commencement of commercial production, capitalized costs will be transferred to the appropriate asset categories and amortized over their estimated useful lives. Capitalized costs, net of salvage values, relating to a deposit which is abandoned or considered uneconomic for the foreseeable future will be written off.

(j)

Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they are incurred and in which a reasonable estimate of such costs can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related asset and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expenses) considered in its initial measurement at fair value. The amount of liability will be subject to re-measurement at each reporting period. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at December 31, 2005 and 2004, the Company did not have any asset retirement obligations.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

3.

Significant Accounting Policies (continued)

(k)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(l)

Stock Based Compensation

Effective January 1, 2004, the Company adopted the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted after January 1, 2002.  As a result, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $154,300 relating to options granted in 2002 and 2003. The Company recorded $505,932 in the year ended December 31, 2004 and $374,249 in the year ended December 31, 2005 as stock-based compensation and credited these amounts to contributed surplus or, in the case of stock options issued by Minco Silver, non-controlling interest.

4.

Short-term Investments

As at December 31, 2005, short-term investments consist of: cashable guaranteed investment certificates issued by one of the large Canadian banks; a Canadian government treasury bill maturing on May 18, 2006; four bonds issued by the Canadian government (maturing from September 15, 2008 to April 01, 2015); and 500,000 shares of New Cantech Venture Inc. (“New Cantech”) common shares (see Note 6(a)(vi)). The market value of the shares is $75,000 on December 31, 2005.

At December 31, 2005, the short-term investments were yielding interest rates between 1.71% and 4.3% per year (December 31, 2004 – 2.25% to 2.80%).

As at December 31, 2004, short-term investments consist of six high-grade bonds and guaranteed investment certificates, four bankers acceptances, and 350,000 New Cantech common shares.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

5.

Receivables

In 2005, the Company made a provision of RMB2,000,000 (approximately $295,000) recorded as exploration costs for the funds originally advanced to a contractor for the transferring of the Yangshan (Anba) exploration permit (see Note 6 a(ii)).

6.

Mineral Interests

a.

Gold Projects:

i.

Guangdong - Changkeng

On September 28, 2004, Minco Mining signed a 30-year joint venture contract with four companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China. Pursuant to the contract, Minco Mining and its four partners will form Guangdong Minco-Jinli Mining Co. Ltd. (the “Jinli JV”), a Sino-Foreign Joint Venture company, whereby a total of a RMB 100 million (approximately $14.5 million) would be invested by Minco Mining and its four partners to explore and develop the Changkeng gold deposit.

The 50% initial payment of the total investment, RMB 50 million (approximately $7.3 million), shall be paid in three instalments and the balance of 50% shall be paid in three instalments within one and a half years after the initial payment is fully contributed. To earn a 51% equity interest in the Jinli JV, Minco Mining is to contribute RMB 51 million (approximately $7.4 million) of the RMB100 million (approximately $14.5 million). The Company has spent $470,684 as of December 31, 2005 on exploration costs. None of the above mentioned installments had been made as at December 31, 2005.

The Jinli JV intends on acquiring the Chengkeng exploration permit from the No. 757 Exploration Team of Guangdong Geological Exploration Bureau (“No. 757 Exploration Team”). The value of the exploration permit has been appraised at RMB 33 million (approximately $4.8 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China. The Jinli JV is to pay the RMB 33 million for the exploration permit in three instalments within 360 days of the Jinli title transfer.  The remaining RMB 67 million (approximately $9.7 million) will be used for project exploration and feasibility studies on the mine property.

The original Changkeng exploration permit, which expired in September 2004, has been renewed and is presently held by the No. 757 Exploration Team.  Minco Mining is presently waiting for completion of the Jinli JV approval process, so that the exploration permit can be transferred to the Jinli JV. As this may take several months, the Phase-I drilling program at Changkeng only meets the minimum expenditure required by the Chinese Government in order to maintain the validity of the exploration license.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

6.

Mineral Interests   (continued)

ii.

Gansu - Yangshan (Anba)

The Keyin joint venture company was formed pursuant to an agreement dated August 28, 1998 and amended August 28, 2003.

On October 29, 2003, Keyin signed agreements with the Gansu provincial government and two other companies in Gansu for the exploration and development of the Anba gold deposit in the Yangshan gold field. The agreement was amended on January 8, 2004. Pursuant to the terms of the agreements, Keyin has the right to acquire a 40% equity interest in Yangshan Gold Mining Co., Ltd. (“YGM”), a joint venture company to be established for the exploration and development of the Anba gold deposit. YGM will acquire a 100% interest in the Anba gold deposit for RMB 60 million (approximately $8.7 million); including an initial payment of RMB 24 million (approximately $3.5 million) and the balance of RMB 36 million (approximately $5.2 million) will be paid over five years. Keyin’s share of the capital contribution is 40%, which is RMB 24 million (approximately $3.5 million).

In April 2004, YGM’s board of directors agreed to pay RMB 3 million (approximately $440,000) to a company engaged to prepare the transfer of the exploration permit to YGM. The Company advanced RMB 2.0 million (approximately $295,000) but that company was unable to fulfill all the required duties. The Company has demanded that the RMB 2.0 million be returned but the ability to collect this amount is uncertain and so the Company has recorded a provision for doubtful collectibility. Should these funds be collected in the future, this amount will be recorded as exploration cost recovery.

This project awaits final licence transfers.  In addition to the provision of RMB 2 million (approximately $295,000), the Company has spent approximately $178,000 as of December 31, 2005 on exploration costs.

iii.

Gansu – Minco-Qinqi (formerly West Extension of Yangshan)

On October 28, 2004, Minco Mining signed a joint venture contract with Gansu Qinqi Mining Co. Ltd. for the exploration and development of mineral resources for gold in three areas in China’s south Gansu province, for which the joint venture partner holds exploration permits. Pursuant to the contract, Minco Mining will participate in a Sino-Foreign Joint Venture, Gansu Minco Mining Co., Ltd.(the “Gansu JV”), the total investment of RMB 10 million (approximately $1.5 million) is required to be paid by March 1, 2008. To earn a 75% equity interests in the three areas, Minco Mining must contribute RMB 7.5 million (approximately $1.1 million) on this project over three years. The Company has spent $421,496 to December 31, 2005 on exploration costs.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

6.

Mineral Interests   (continued)

iv.

Gansu – Longnan

Minco China presently holds thirteen exploration permits in the Longnan region of south Gansu province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

(1)

Yangshan: including six exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold.

(2)

Yejiaba: including four exploration permits adjacent to Guojiagou exploration permit; potential for gold and antimony.

(3)

Xicheng East: including three exploration permits to the east extension of the famous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc.

The Company has spent $81,169 to December 31, 2005 on exploration costs.

In 2005, the Company transferred a small portion of the Longnan exploration permits to a third party for proceeds of RMB 100,000 ($14,757) recorded as exploration costs recovery.

v.

Inner Mongolia - Gobi Gold

The project is located in Inner Mongolia Autonomous Region, China.  Pursuant to a co-operative joint venture agreement signed on March 12, 2004, Minco Mining can earn a 75% interest in the project by spending RMB 18 million (approximately $2.6 million) over a four-year period by March 12, 2008.  The Damo joint venture company was formed to hold the above noted mineral interests. At December 31, 2005, the Company has spent approximately RMB 8 million (about $1.48 million) and earned a 57% project interest.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

6.

Mineral Interests   (continued)

vi.

Inner Mongolia - BYC

In 2002, Minco Mining reached an agreement with the Inner Mongolian Bureau of Non-ferrous Metals and Exploration to acquire a majority interest in a joint venture company, which holds the BYC gold project located in central Inner Mongolia. The joint venture contract was signed on July 18, 2003.  On December 3, 2003, the HYMK joint venture company was formed to hold the above noted mineral interest.  Minco Mining can earn a 75% interest in HYMK by spending RMB 12 million (approximately $1.7 million) over four years by December 3, 2007.  In 2003, Minco Mining entered into a letter agreement with New Cantech.  Pursuant to the agreement, New Cantech acquired the right to earn a 51% interest, reducing Minco Mining’s interest to 24%, in the BYC project by spending RMB 12 million (approximately $1.7 million) in exploration by March 22, 2007. New Cantech can earn another 9% by funding all further exploration and development expenditures leading to the completion of a preliminary feasibility study that recommends completion of a final feasibility study. New Cantech has spent $686,257 to December 31, 2005 on geophysical and geochemical surveys, geology and drill holes.

Pursuant to the terms of the agreement on the BYC project, Minco Mining received, from New Cantech, 100,000 common shares at $0.21 per share for $21,000 in May 2005 and 50,000 common shares at $0.30 per share for $15,000 in September 2005.  In 2004, the Company received 250,000 common shares at $0.34 per share for a total of $85,000 and 100,000 common shares at $0.37 per share for a total of $37,000. The aggregate value of these shares at the date of issue of $158,000 has been recorded as an exploration cost recovery.

In the year ended December 31, 2005, the direct costs and management fees incurred on the BYC project totalled $286,918 (2004: $358,362, 2003: $40,977), which were repaid by New Cantech.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

6. Mineral Interests   (continued)

b.

Silver Projects:

The following silver projects are held by Minco Silver.

Guangdong - Fuwan

As described in note 6(a)(i), on April 16, 2004, Minco Mining entered into a preliminary joint venture agreement, superseded by a formal joint venture agreement dated September 28, 2004, with other third parties to explore and develop a mineral property known as the Changkeng Property in Guangdong Province, China. The target mineral in the Changkeng Property is gold but the property is known to also contain silver mineralization. The gold and silver zones on the Changkeng Property are geologically distinct and can be mined as separate entities without interference. The silver zone is hereafter referred to as the “Changkeng Silver Interest”.

On August 20, 2004, Minco Mining transferred the following mineral interests to Minco Silver in exchange for 14,000,000 common shares:

(a)

The right to earn a 51% interest in the Changkeng Silver Interest;

(b)

A preliminary joint venture agreement in relation to the exploration and development of the Fuwan silver deposit ( the “Fuwan Silver Project”); and

(c )

New exploration permits acquired or to be acquired in respect of certain mineral properties adjoining the Fuwan and Changkeng properties and known as the Guanhuatang, Luoke-Jilinggang, Guyegang-Sanyatang, and Dadinggang properties.

Minco Mining was the sole shareholder of Minco Silver and the two companies had common management at the time of the transaction.  As at the date of transfer, Minco Mining had expended $63,331 in preliminary exploration costs.  Minco Silver’s right to the Changkeng Silver Interest is derived from the Changkeng Exploration Permit.

On September 28, 2004, Minco Silver signed a joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan Property. The joint venture agreement provided for Minco Silver and GGEDC to incorporate a Sino-Foreign joint venture company with equity interests of 70% and 30%, respectively.  The joint venture company was never formed and Minco Silver has been providing all of the funding to explore and develop the Fuwan Property.  Subsequent to the balance sheet date on January 10, 2006, Minco Silver and GGEDC agreed that the joint venture will no longer be pursued and Minco Silver should assume a 100% interest in the Fuwan Property. Accordingly, Minco Silver has accounted for its 100% interest in the Fuwan Property.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

6.

Mineral Interests   (continued)

The cost of the exploration permit in respect of the Fuwan Silver Project (the “Fuwan Exploration Permit”) has been independently appraised at approximately $1.5 million (RMB10,330,000).  The appraised value has been affirmed by the Ministry of Land and Resources, China, and Minco Silver is obligated to pay the amount in three installments within 24 months of the transfer of the Fuwan Exploration Permit.  On July 20, 2005, the Ministry of Land and Resources, China, approved the transfer of Fuwan Exploration Permit to Minco China.  As of December 31, 2005, Minco Silver had paid a total of approximately $600,000 (RMB4,132,000), representing 100% of the first installment payable for the Fuwan Exploration Permit. The remaining two installments of approximately $460,000 (RMB3,099,000) each, for a total of $920,000, which are due within 12 and 24 months have been presented in the balance sheet as part of accounts payable and long-term liabilities, respectively.

Under the terms of the above mentioned Jinli joint venture agreement, Minco Mining may earn up to a 51% interest in the joint venture provided that it invests approximately $7.4 million (RMB 51 million) in the joint venture. In the event Minco Mining ceases to make its investment contributions, its interest in the joint venture will be subject to dilution.  Minco Silver is not responsible to Minco Mining for any of its current commitments as those are designated for the exploration of gold deposits in the Changkeng Property.  Minco Silver will only be responsible for 51% of any commitments made by the joint venture to explore the silver deposits in the Changkeng Property.  At December 31, 2005, no such commitment has been made.

On April 7, 2005, Minco Silver acquired three additional silver exploration permits in China, referred to as the Guanhuatang Property, the Luoke-Jilinggang Property and the Guyegang-Sanyatang Property; and paid $219,594 (RMB1,500,000) for the three permits in September 2005. A permit application is still pending for the Dadinggang Property.

Except for the Fuwan Silver Project, no costs have been incurred other than the costs of exploration permits for the Guanhuatang Property, the Luoke-Jilinggang Property and the Guyegang-Sanyatang Property.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

6.

Mineral Interests   (continued)

c.

Base Metals Project

The Company will assign its base metals project to Minco Base Metals:

Gansu - White Silver Mountain

White Silver Mountain is operated through Keyin. Further to an amendment to the joint venture contract signed on August 28, 2003, Minco Mining has earned a 63% total project interest. Both parties to Keyin may proceed in accordance with the original joint venture contract which provided Minco Mining the right to earn an 80% interest by spending another RMB 20 million (approximately $2.9 million). There is no time limit for the expenditure.

The White Silver Mountain project is fully licensed.  The Company has spent approximately $1,462,000 to December 31, 2005 on exploration costs.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

6.

Mineral Interests   (continued)

The following is a summary of exploration costs incurred by the Company:

	Cumulative Costs Incurred to December 31, 2004	Costs Incurred January 1 to December 31, 2005	Cumulative Costs Incurred to December 31, 2005
Currently active properties:
Gansu
- White Silver Mountain	$1,397,589	$64,210	$1,461,799
- Yangshan (Anba)	154,046	319,226	473,272
- Minco-Qinqi (formerly West Extension of Yangshan)	213,797	207,699	421,496
- Longnan	-	81,169	81,169
Inner Mongolia
- Gobi Gold	1,472,158	15,382	1,487,540
- BYC	413,145	286,918	700,063
Guangdong
- Changkeng	380,800	89,884	470,684
- Fuwan	86,938	2,004,354	2,091,292
	4,118,473	3,068,842	7,187,315
Inactive properties:
- Heavenly Mountains	100	-	100
- Emperor’s Delight	100	-	100
- Crystal Valley	100	-	100
- Stone Lake	100	-	100
- Changba Lijiagou Lead-Zinc Deposit	100	-	100
- Chapuzi	100	-	100
	600	-	600
Total	4,119,073	3,068,842	7,187,915
Exploration cost recoveries	(523,898)	(337,674)	(861,572)
Expensed exploration costs	(3,595,075)	(2,731,168)	(6,326,243)
Capitalized exploration costs	$100	$-	$100

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

6.

Mineral Interests   (continued)

The following is a summary of exploration costs incurred by the Company:

	2005	2004	2003
Gansu – White Silver Mountain

Consulting fees	$ 26,349	$ 2,450	$ 7,504
Legal and license fees	-	1,253	15,204
Travel and accommodation	8,970	2,336	9,043
Labor costs	8,075	3,524	1,297
Other exploration costs	20,816	1,678	3,946
Total	$ 64,210	$ 11,241	$ 36,994

	2005	2004	2003
Gansu - Yangshan (Anba)

Consulting fees	$ 11,292	$ 72,354	$ 10,395
Legal and license fees	-	1,253	26,466
Travel and accommodation	9,016	25,590	6,950
Labor costs	3,767	11,038	-
Other costs (see Note 5)	295,151	-	-
Total	$ 319,226	$ 110,235	$ 43,811

	2005	2004	2003
Gansu - Minco-Qinqi (formerly West Extension of Yangshan)

Consulting fees	$ 59,014	$ 64,140	$ -
Drilling and geology	106,732	119,008	-
Travel and accommodation	19,957	23,598	-
Labor costs	9,572	7,051	-
Other exploration costs	12,424	-	-
Total	$ 207,699	$ 213,797	$ -

	2005	2004	2003
Gansu - Longnan

Travel and accommodation	$ 17,518	$ -	$ -
Geology and geochemistry	47,652	-	-
Labor costs	8,602	-	-
Other exploration costs	7,397	-	-
Exploration cost recoveries	(14,757)	-	-
Total	$ 66,412	$ -	$ -

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

6.

Mineral Interests   (continued)

	2005	2004	2003
Inter Mongolia – Gobi Gold

Consulting fees	$ 5,276	$ 13,489	$ 71,779
Geology and data compilation	3,856	71,420	94,080
Travel and accommodation	1,644	8,635	19,830
Labor costs	2,333	-	18,233
Other exploration costs	2,273	3,063	12,884
Total	$ 15,382	$ 96,607	$ 216,806

	2005	2004	2003
Inner Mongolia – BYC

Consulting fees	$ -	$ -	$ 37,921
Drilling and geology	286,918	358,362	14,303
Exploration costs recoveries	(322,918)	(480,362)	(40,977)
Total	$ (36,000)	$ (122,000)	$ 11,247

	2005	2004	2003
Guangdong - Chenkeng

Consulting fees	$ 41,877	$ 230,776	$ -
Travel and accommodation	29,439	44,910	-
Drilling and geology	18,568	78,820	-
Legal and license fees	-	26,294	-
Total	$ 89,884	$ 380,800	$ -

	2005	2004	2003
Guangdong – Fuwan

Consulting fees	$ 150,479	$ 51,228	$ -
Exploration permits	1,739,594	-	-
Drilling and geology	43,344	-	-
Travel and accommodation	30,886	21,217	-
Labor costs	27,053	6,272	-
Other exploration costs	12,998	8,221	-
Total	$ 2,004,354	$ 86,938	$ -

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

7.

Plant, Property and Equipment

	December 31, 2005
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$163,916	$97,341	$66,575
Leasehold improvements	39,877	30,537	$9,340
Mining equipment	209,051	186,635	$22,416
Motor vehicles	197,398	81,719	$115,679
Office equipment and furniture	117,741	88,151	$29,590
	$727,983	$484,383	$243,600

	December 31, 2004
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$115,126	$83,280	$31,846
Leasehold improvements	31,424	28,536	$2,888
Mining equipment	208,081	180,548	$27,533
Motor vehicles	175,262	67,728	$107,534
Office equipment and furniture	108,433	81,865	$26,568
	$638,326	$441,957	$196,369

8.

Non-Controlling Interest

The non-controlling interest represents the interest of minority shareholders in Minco Silver based on the amount of their investment adjusted for income or losses from operations since the date of their investment. The non-controlling interest increased from 30%, at December 31, 2004, to 42.3% following the issue of special warrants in May 2005, and then to 44.4% following the initial public offering (“IPO”) in December 2005 (Note 9(e)).

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

9.

Share Capital

Common Stock

Authorized:

100,000,000 common shares without par value

Issued:

	Shares	Amount
Balance, December 31, 2002	18,580,123	$10,836,933
Stock options exercised ranging from $0.20 to $0.55 per share, including $69,201 contributed surplus attributed to stock-based compensation recognized	763,000	373,851
Private placement at $0.35 per share plus 186,344 shares and less $44,744 for finders’ fees	4,472,058	1,455,257
Share purchase warrants exercised at $0.40 per share	50,000	20,000
Private placement at $1.70 per share less $464,348 in cash for share issuance costs	3,748,848	5,908,695
Shares allotted for the conversion of convertible debenture, including interest	-	607,135
Balance, December 31, 2003	27,614,029	19,201,871
Shares issued for the conversion of convertible debenture and accrued interest	1,461,750	-
Stock options exercised ranging from $0.20 to $0.55 per share, including $35,703 contributed surplus attributed to stock-based compensation recognized	718,333	285,173
Share purchase warrants exercised at $0.40 per share	1,490,857	596,343
Private placement at $1.40 per share less $546,000 for share issuance costs	3,571,428	4,454,000
Share purchase warrants exercised at $0.60 to $1.70 per share	187,500	263,750
Fair value of broker options to purchase 250,000 common shares issued for October 2004 private placement	-	(111,000)
Balance, December 31, 2004	35,043,897	24,690,137
Stock options exercised ranging from $0.20 to $0.83 per share, including $301,263 contributed surplus attributed to stock-based compensation	808,667	675,751
Share purchase warrants exercised at $0.60 per warrant	281,428	168,857
Private placement at $1.15 per share less $172,500 for share issuance costs	2,500,000	2,702,500
Fair value of finder's warrants to purchase 250,000 common shares issued for July 2005 private placement	-	(50,000)
Balance, December 31, 2005	38,633,992	$ 28,187,245

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

9.

Share Capital (continued)

In 2003, Minco Mining completed a $580,000 convertible debenture financing. The debenture accrued interest at 10% per year and matured in five years. The debenture was convertible into 1,451,500 common shares at $0.40 per share and the interest into 10,250 common shares at $1.80 per share. In January 2004, the debenture and accrued interest were converted to 1,461,750 common shares.

In October, 2004, Minco Mining completed a non-brokered private placement of 3,571,428 units priced at $1.40 per unit with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable by the holder at any time for a period of twenty four months from the date of closing to acquire one common share at a price of $1.70. Minco Mining applied the residual approach and allocated the total proceeds of $5 million to the common shares and $nil to warrants. Minco Mining issued 250,000 broker options exercisable at $1.40 per share in connection with this offering. The fair value of the broker options using the Black-Scholes model using a risk-free interest rate of 3.11%, dividend yield of 0% and volatility of 93%, being $111,000, has been recorded as an issue cost.

On July 22 2005, Minco Mining completed a non-brokered private placement of 2,500,000 units priced at $1.15 per unit with each unit consisting of one common share and one common share purchase warrant. Minco Mining applied the residual approach and allocated the total proceeds of $2,875,000 to the common shares and $nil to warrants. Each warrant is exercisable for a period of two years from the date the financing is closed, allowing the holder to acquire one common share for a price of $1.50 during the first year and $2.00 during the second year from the closing date.

If at any time after the expiry of the four-month hold period, the published closing trade price of Minco Mining’s common shares on the Toronto Stock Exchange exceeds an average price of $2.15 for 20 days in year one, and an average price of $2.50 in year two, then the exercise period of the warrants will be reduced to a period of 30 days from the date Minco Mining provides written notice to the holder of the warrants of such early expiry.

This offering raised proceeds of $2,875,000. Minco Mining paid a cash finder’s fee of $172,500 and issued the finder 250,000 warrants (“finder’s warrants”) under the same terms and conditions of share purchase warrants. The fair value of the finder’s warrants using the Black-Scholes model using a risk-free interest rate of 3.52%, dividend yield of 0% and volatility of 58%, being $50,000, has been recorded as an issue cost.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

9.

Share Capital (continued)

As at December 31, 2005, 1,518,058 (2004 - 2,991,322; 2003 - 2,991,322) of the shares issued were held in escrow. Under the original escrow agreement, 4,880,000 escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource property. In July 2005, the Company released 1,473,264 escrow shares based on exploration expenditures. In June 2005, the Company’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares on December 31, 2005 (the release was not effected until January 2006); (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares on December 31, 2006; and (d) 379,516 escrow shares on July 1, 2007.

(b)

Share purchase warrants and broker options

A summary of the status of share purchase warrants and broker options granted by Minco Mining is as follows:

	Number of Warrants	Weighted Average	Number of Broker	Weighted Average
		Exercise	Options	Exercise
		Price		Price
Outstanding at December 31, 2003	4,229,700	$ 1.26	-	$ -
Issued	1,785,714	1.70	250,000	1.40
Exercised	(1,678,357)	0.68	-	-
Expired	(262,419)	1.80	-	-
Outstanding at December 31, 2004	4,074,638	1.64	250,000	1.40
Issued	2,750,000	1.50	-	-
Exercised	(281,428)	0.60	-	-
Expired	(2,144,996)	1.95	-	-
Outstanding at December 31, 2005	4,398,214	$ 1.57	250,000	$ 1.40

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

9.

Share Capital (continued)

Share purchase warrants and broker options outstanding as at December 31, 2005:

Number of Warrants	Exercise Price	Expiry Date

1,648,214	$1.70	October 14, 2006
2,750,000	$1.50	July 21, 2006
________	$2.00	July 21, 2007
4,398,214

Broker Options	Exercise Price	Expiry Date

250,000	$1.40	April 14, 2006

Each share purchase warrant and broker option entitles the holder to purchase one common share of Minco Mining at the exercise price on or before the expiry date.

(c)

Contributed Surplus

Summary of contributed surplus is as follows:

Balance at December 31, 2003	$ 179,528
Cumulative effect of a change in accounting policy on stock-based compensation (Note 3(l))	154,300
2004 stock-based compensation	505,932
Transfer to share capital on exercise of stock options	(35,703)
Fair value of 250,000 broker options issued in connection with the October 2004 private placement	111,000
Balance at December 31, 2004	915,057
2005 stock-based compensation	323,249
Transfer to share capital on exercise of stock options	(301,263)
Fair value of 250,000 finder's warrants issued in connection with July 2005 private placement	50,000
Balance at December 31, 2005	$987,043

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

9.

Share Capital (continued)

(d)

Minco Mining Stock Options

Minco Mining may grant options to its directors, officers, employees and service providers under its stock option plan.  The maximum number of stock options reserved for issuance is 5,979,226 common shares.

In 2005, Minco Mining granted 692,500 stock options to its directors, officers, employees and consultants at the price range from $1.07 to $1.56 per share. Minco Mining recorded $323,249 of stock based compensation expenses in the year. The stock options granted vest in increments of one-third per year for the first three years and have a term of five years.

A summary of the status of options granted by Minco Mining is as follows:

		Weighted Average
	Number	Exercise Price
Options outstanding at December 31, 2003	3,319,000	$0.53
Granted	1,010,000	$1.64
Exercised	(718,333)	$0.35
Expired / cancelled / forfeited	(126,667)	$0.74
Options outstanding at December 31, 2004	3,484,000	$0.88
Granted	692,500	$1.22
Exercised	(808,667)	$0.46
Expired / cancelled / forfeited	(413,333)	$1.56
Options outstanding at December 31, 2005	2,954,500	$0.98

The weighted average fair value of options granted by Minco Mining during the period ended December 31, 2005 was $0.55. Each option entitles the holder to purchase one common share.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.60	1,302,000	0.86	$0.39	1,288,666	$0.39
$0.61 - $1.20	537,500	2.59	$1.03	150,000	$0.83
$1.21 - $2.00	1,115,000	2.21	$1.65	413,330	$1.82
	2,954,500	1.60	$0.98	1,851,996	$0.74

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

9.

Share Capital (continued)

Minco Mining used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2005	2004	2003
Risk-free interest rate	3.47%	4.23%	5.14%
Dividend yield	0%	0%	0%
Volatility	58% - 64%	43% - 97%	67% - 111%
Approximate expected lives	3 years	3 years	3 years

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of Minco Mining’s stock options.

Prior to January 1, 2004, the Company used the intrinsic value method when options were issued to employees or directors, however, pro-forma information was provided as if the Company had applied the fair value-based method. If the Company had recognized compensation expense for options granted after January 1, 2002 to employees and directors using the Black-Scholes option pricing model, the effect on the Company’s net loss for the year ended December 31, 2003 would have been as follows:

2003
Net loss for the year
- as reported	$(1,769,195)
- pro forma	$(1,910,352)
Basic and diluted loss per share
- as reported	$(0.08)
- pro forma	$(0.10)

(e)

Minco Silver Share Capital and Special Warrants

On November 24, 2004, Minco Silver closed a non-brokered private placement of 6,000,000 special warrants at $0.50 each for gross proceeds of $3 million. Each special warrant entitled the holder, upon the exercise or deemed exercise, and without payment of any additional consideration, to receive one common share of Minco Silver. These warrants were fully exercised on December 2, 2005.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

9.

Share Capital (continued)

On May 10, 2005, Minco Silver issued 4,276,000 special warrants at $1.25 each for gross proceeds of $5,345,000. Of this amount, $2,345,000 was raised on a brokered basis and $3,000,000 was raised by Minco Silver on a non-brokered basis. Each special warrant entitled the holder to be issued one common share of Minco Silver. These warrants were fully exercised on December 2, 2005. Minco Silver paid cash commission of $187,600 for the funds raised on the brokered portion of the placement plus an underwriting fee of $15,000, and legal and other costs of $46,608.

In connection with this offering, Minco Silver issued options to its broker entitling the holder to receive share purchase warrants (the “broker warrants”) allowing the broker to purchase up to 187,600 common shares for a term of 18 months following the closing of the initial public offering under the prospectus, exercisable at a price of $1.25 per common share during the first twelve months of the term and a price of $1.50 per common share during the last six months of the term.  The estimated fair value of the broker warrants using the Black-Scholes model, being $73,498, has been recorded as an issue cost.

On December 1, 2005, Minco Silver received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). Minco Silver’s common shares began trading on the TSX on December 2, 2005. Minco Silver’s trading symbol is “MSV”. Minco Silver converted 10,276,000 special warrants to common shares. Minco Silver also completed its IPO of 920,000 common shares at a price of $1.25 per common share for gross proceeds of $1,150,000. Blackmont Capital Inc. was paid a cash commission equal to $92,000 or 8% of the proceeds from the sale of common shares pursuant to the IPO and an underwriting and agency fee of $45,000. Legal and other costs in relation to the issue amounted to a total of $11,367. Following the conversion and IPO, Minco Silver had 25,196,000 common shares outstanding.

As additional consideration in connection with the IPO and a previously completed special warrant offering, Minco Silver also granted agents’ warrants to the agent and members of its selling group entitling them to purchase an additional 92,000 common shares at an exercise price of $1.25 per common share for a period of 12 months from the IPO closing date and thereafter at a price of $1.50 per common share for an additional six months. The estimated fair value of the broker warrants using the Black-Scholes model, being $28,000, has been recorded as an issue cost.

The fair value of the broker warrants was calculated using the Black-Scholes option pricing model using a risk-free interest rate of 3.85%, dividend yield of 0% and volatility of 59%.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

9.

Share Capital (continued)

In October 2005, Minco Silver, Computershare Trust Company of Canada (the “Escrow Agent”) and the principals of Minco Silver (“Principals”) signed an escrow agreement. Pursuant to the escrow agreement, the Principals agreed to deposit an aggregate of 19,190,000 common shares in escrow (the “Escrowed Securities”) with the Escrow Agent.  The escrow agreement provides that the Escrowed Securities will be released as follows: (i) 25% on the date of listing of Minco Silver’s Shares on a Canadian exchange (the “Listing Date”); (ii) 25% six months after the Listing Date; (iii) 25% twelve months after the Listing Date; and (iv) 25% eighteen months after the Listing Date. At December 31, 2005, 14,392,500 common shares were still escrowed.

Minco Silver has entered into a strategic alliance agreement with Silver Standard Resources Inc. (“Silver Standard”) to jointly pursue silver opportunities in China.  Silver Standard is related to Minco Silver as Silver Standard is a shareholder in Minco Silver and both companies have two common directors. Pursuant to the strategic alliance, Silver Standard participated in the November 24, 2004 and May 10, 2005 special warrant offerings. In this regard, Silver Standard paid $3,200,000 to Minco Silver in exchange for 4,960,000 special warrants, which were subsequently converted to common shares.  Silver Standard has preferential purchase rights to participate in Minco Silver’s future financings in order to increase its equity interest up to 30%.

(f)

Minco Silver Broker warrants

The total number of broker warrants issued during the year and outstanding at December 31, 2005 was 279,600, exercisable at a price of $1.25 per common share during the first twelve months of the term expiring December 1, 2006 and at a price of $1.50 per common share during the last six months of the term expiring May 31, 2007.  The weighted average exercise price of the warrants is $1.25 per common share.

(g)

Minco Silver Stock Options

Minco Silver may grant options to its directors, officers, employees and service providers under its stock option plan.  The maximum number of common shares reserved for issuance is 4,000,000. Minco Silver expenses stock options over their vesting period, with stock options typically vesting in increments of one-third per year for the first three years and having a maximum term of five years.

In 2005, Minco Silver granted 2,740,000 stock options to its directors, officers, employees and consultants at an exercise price of $1.25 per share. Minco Silver recorded $51,000 of stock based compensation expense in the year. The stock options granted vest in increments of one-third per year and have a term of five years.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

9. Share Capital (continued)

A summary of the status of options granted by Minco Silver is as follows:

		Weighted Average
	Number	Exercise Price
Options outstanding at December 31, 2004	-	$ -
Granted	2,740,000	1.25
Options outstanding at December 31, 2005	2,740,000	$ 1.25

The weighted average fair value of options granted during the year ended December 31, 2005 was $0.68. Each option entitles the holders to purchase one common share.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.25	2,740,000	4.92	$1.25	-	$1.25

Minco Silver used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

2005
Market price at date of grant (per common share)	$1.25
Risk-free interest rate	3.85%
Dividend yield	0%
Volatility	59%
Approximate expected lives	5 years

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of Minco Silver’s stock options.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

10.

Income Taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2005	2004 Restated – Note 2	2003
Loss before non-controlling interest	$(2,195,363)	$(874,338)	$(1,769,195)
	34.87%	35.62%	37.62%

Income tax at statutory rates	$ (765,523)	$ (311,439)	$ (685,567)
Non-taxable dilution gain	(1,029,711)	(751,582)	-
Non-deductible expenses	144,906	186,227	111,713
Difference in foreign tax rates	18,485	29,750	-
Impact of BC rate change	202,228	-	-
Expiry of non-capital loss carryforward	401,466	515,694	-
Change in valuation allowance	1,028,149	331,350	573,854
	$ -	$ -	$ -

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at December 31 are as follows:

	2005	2004 Restated – Note 2
	34.12%	35.62%
Future income tax assets:
Net capital losses	$ 269,671	$ 281,526
Non-capital losses	2,871,590	2,547,897
Unclaimed resource expenditures	2,416,672	1,576,018
Capital assets	143,634	140,473
Share issue costs	359,413	278,328
	6,060,980	4,824,242
Less: valuation allowance	(6,060,980)	(4,824,242)
Net future income tax assets	$ -	$ -

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

10.

Income Taxes (continued)

(b)

No future income tax asset has been recognized as realization is not considered more likely than not, due to the uncertainty of future taxable income.

The Company has Canadian non-capital loss carryforwards of approximately $7,747,000 that may be available for tax purposes. The expiry for Canadian non-capital loss carryforwards is as follows:

Non-Capital Losses Canada

2006	$1,142,000
2007	1,046,000
2008	757,000
2009	774,000
2010	857,000
2014	1,214,000
2015	1,957,000
$7,747,000

The Company also has $5,831,000 (2004 - $3,683,000) of cumulative foreign resource expenses for Canadian income tax purposes which can be carried forward indefinitely and used to reduce future taxable income in Canada.

Such cumulative foreign resource expenses are related to the Company’s exploration activities in China. Consequently, these resource expenses may also be currently deductible for Chinese tax purposes (subject to Chinese tax law deductibility limitations) which would result in tax losses in China. Tax losses incurred in China in a year can generally be carried forward for five years.

The Company has approximately $690,000 of operating losses and approximately $1,130,000 of unclaimed exploration expenses for Chinese income tax purposes. Operating losses incurred in a year can be carried forward for five years, while unclaimed exploration expenses will be amortized to match with future sales.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

11.

Related Party Transactions

a.

The Company incurred the following fees to its directors or corporations controlled by its directors:

	2005	2004	2003

Exploration costs	$ 104,175	$ 104,650	$ 68,992
Performance bonus	88,465	80,000	-
Property investigation	47,820	28,172	25,423
Management fees	16,115	23,578	18,239
Promotion	-	-	7,363
Investor relations	7,640	5,000	-
Director's fees	2,875	7,250
	$ 267,090	$ 248,650	$ 120,017

b.

Accounts payable of $101,812 (2004 - $14,017) are due to a director of the Company. These amounts do not bear interest and are due on demand. Non-interest bearing receivables of $43,980 (2004 – nil) are due from a director of the Company.

c.

Receivables of $231,084 (2004 - $202,550) are due from three companies related by two common directors which were subsequently received.

d.

As disclosed in Note 6, Minco Mining transferred its mineral interests in the  Changkeng Silver Interest, Fuwan Silver Project, Guanhuatang, Luoke-Jilinggang, Guyegang-Sanyatang, and Dadinggang properties to Minco Silver in exchange for 14,000,000 common shares of Minco Silver.  Minco Mining was the sole shareholder of Minco Silver and the two companies had common management at the time of the transaction.

e.

As disclosed in Note 9, Minco Silver entered into a strategic alliance with Silver Standard, a company with a shareholder of Minco Silver and which is related by two common directors.

f.

As disclosed in Note 6(vi), Minco Mining entered into a letter agreement with New Cantech, which is related by one common director. In the year ended December 31, 2005, the direct costs and management fees occurred on the BYC project totalled $286,918 (2004: $358,362, 2003: $40,977), which were repaid by New Cantech.  Pursuant to the terms of the agreement on the BYC project in Inner Mongolia, the Company received, from New Cantech, 100,000 common shares at $0.21 per share for $21,000 in May 2005 and 50,000 common shares at $0.30 per share for $15,000 in September 2005.  In 2004, the Company received 250,000 common shares at $0.34 per share for a total of $85,000 and 100,000 common shares at $0.37 per share for a total of $37,000. The aggregate value of these shares at the date of issue ($158,000) has been recorded as an exploration cost recovery.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

11.

Related Party Transactions (continued)

Except for the transaction in Note 11(d) which was recorded at the carrying amount, the above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

12.

Non-Cash Transactions

(a)

In 2005, the Company received common shares of New Cantech with an aggregate value of $36,000 (2004 - $122,000) which offset exploration costs in respect of the BYC project in Inner Mongolia.

(b)

In 2005, the Company and its Minco Silver subsidiary incurred share issuance costs of $ 151,498 paid through the issuance of share purchase warrants (2004 - $111,000), as described in note 9(a).

(c)

In 2003, the Company paid $26,535 in interest expense through the issuance of common shares.

13.

Commitments

(a)

The Company has commitments in respect of office leases requiring minimum payments of $378,195, as follows:

2006	273,598
2007	87,601
2008	16,996
195

The Company has entered into sub-lease agreements for a portion of its leased premises.

(b)

Minco Mining also conditionally committed to payments of up to $12,924,699 in respect of joint venture investments and mineral property development (see note 6).

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

13.

Commitments (continued)

	Total ($)	Less than 1 year ($)	1 - 3 years ($)	3 - 5 years ($)	More than 5 years ($)
Jinli (1) (also known as Changkeng)	7,362,708	2,974,534	706,820	3,681,354	-
YGM (2)	3,464,803	-	3,464,803	-	-
Minco-Qinqi (formerly Yangshan West Extension) (3)	1,082,751	1,082,751	-	-	-
HYMK (4)	1,000,000	-	1,000,0000	-	-
Longnan exploration commitments (5)	14,437	14,437
Total	12,924,699	4,071,722	5,171,623	3,681,354	-

Notes:

(1)

Costs of exploration permits and investment commitments in accordance with the Jinli JV Contract dated September 28, 2004;

(2)

Costs of exploration permits and investment commitments in accordance with the YGM Contract dated October 29, 2003;

(3)

Costs of exploration permits and investment commitments in accordance with the Gansu JV Contract dated March 1, 2004;

(4)

Costs of exploration permits and investment commitments in accordance with the Huayu-Minco JV Contract dated July 18, 2003;

(5)

Commitment of RMB 100,000 (approximately 14,437) to be paid in 2006 on Longnan exploration program.

(c)

As of December 31, 2005, Minco Silver has committed $192,860 for drilling programs in 2006.

(d)

The Teck-Cominco Agreements

The Company entered into agreements with Teck Cominco Limited. “Teck Cominco”), of Vancouver, B.C., Canada on February 19, 1996 and February 20, 1996, respectively (collectively the “Teck-Cominco Agreements”). Pursuant to the terms of the Teck-Cominco Agreements, Tech Cominco has an ongoing right of first offer on the disposition of Minco’s interests until April 2007.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

14. Geographical Information

The Company’s business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company’s total assets, liabilities and operating loss is as follows:

	December 31	December 31
	2005	2004
Current Assets
Canada	$ 16,384,005	$ 9,724,235
China	2,016,093	3,104,987
	$ 18,400,098	$ 12,829,222

	December 31	December 31
	2005	2004
Long-term Assets
Canada	$ 106,394	$ 56,936
China	137,306	139,533
	$ 243,700	$ 196,469

	December 31	December 31
	2005	2004
Current Liabilities
Canada	$ 414,473	$ 296,283
China	490,632	19,871
	$ 905,105	$ 316,154

	December 31	December 31
	2005	2004
Long-term Liabilities
Canada	$ -	$ -
China	460,000	-
	$ 460,000	$ -

	2005	2004	2003
Net Loss
Canada	$ 2,735	$ 273,833	$ (1,656,649)
China	(1,016,276)	(1,135,495)	(112,546)
	$ (1,013,541)	$ (861,662)	$ (1,769,195)

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

15.

Financial Instruments

Fair value - The fair value of cash, short-term investments, receivables, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company has no interest-bearing debt and so is not exposed to interest rate risk.

Credit risk - The Company generally places its short-term investment funds into government and Canadian bank debt securities and is therefore subject to minimal credit risk with regard to short-term investments.

16.

Comparative Figures

Certain 2004 and 2003 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2005.

17.

Subsequent Events

On January 10, 2006, Minco Silver signed an agreement with GGEDC establishing that the joint venture will no longer be pursued.   Consequently, Minco Silver will own 100% of the interests in the Fuwan Property and will be responsible for 100% of the exploration and development expenditures on the property.

However, GGEDC will continue to provide professional services and technical assistance to Minco Silver in relation to Minco Silver’s mining activities in Guangdong Province, China in return for a 10% net profit to be derived from the Fuwan property.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

18.

Reconciliation of Canadian and United States Generally Accepted  Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). These consolidated financial statements also conform, in all material respects, with generally accepted accounting principles in the United States of America (“United States GAAP”) with respect to recognition, measurement and presentation except as described and quantified below.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS123(R)”), which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25,”Accounting for Stock Issued to Employees”. Generally, the approach in SFAS 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company currently uses the fair value method to account for all stock option grants, this statement is not expected to have a material impact on the consolidated financial statements when adopted.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Non-Monetary Assets – An Amendment of APB Opinion No. 29” (“SFAS 153”). The guidance in APB No. 29, “Accounting for Non-Monetary Transactions” is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes that SFAS 153 will have no impact on the consolidated financial statements of the Company once adopted.

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until which time the Company makes a change in accounting policy.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

18.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(a)

In accordance with Canadian GAAP, the Company recognized an expense in the years ended December 31, 2005 and 2004 for the fair value of stock options granted to employees, directors and consultants. In the year ended December 31, 2003, the Company recognized an expense only for the fair value of stock options granted to consultants. For US GAAP, the Company adopted SFAS 123 on January 1, 2004 using the retroactive restatement method. Accordingly, the Company recognized stock-based compensation expense relating to stock options granted to employees and directors subsequent to December 31, 1994 and which were not fully vested at January 1, 2002 that had previously been disclosed only by way of a pro forma presentation. See also Note 18(f).

(b)

Comprehensive income:

Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet.

All of the Company’s short-term investments are classified as available-for-sale securities under US GAAP. Available-for-sale securities are recorded at market value. Unrealized holding gains and losses on available-for sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders’ equity until realized.

Under US GAAP, as Minco Silver is considered an exploration stage enterprise, the dilution gains recognized in 2005 and 2004 under Canadian GAAP would be considered a component of accumulated other comprehensive income.

(c)

Escrow Shares:

As described in note 9(a), 4,880,000 common shares were escrowed, to be released based on certain expenditures on exploration and development of a resource property. The escrow terms were subsequently changed to be on a time release basis over 18 months.

US GAAP requires that the fair value of the shares at the time they are issued should be recognized and charged to income over the expected escrow period, which was 12 years. The 2005 change to the escrow terms resulted in the recognition of the remaining unamortized grant date fair value as the shares are no longer contingently cancellable.

Contingently cancellable shares are excluded from the calculation of the weighted average number of shares for purpose of loss per share under US GAAP.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

18.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(d)

Reconciliation of consolidated balance sheet items:

	2005	2004 Restated – Notes 2, 18(f)
Short-term investments under Canadian GAAP	$17,076,894	$11,725,413
Unrealized gains (loss) on short-term investments	-	30,538
Short-term investments under US GAAP	$17,076,894	$11,755,951

Total assets under Canadian GAAP	$18,643,798	$13,025,691
Unrealized gains (loss) on short-term investments	-	30,538
Total assets under US GAAP	$18,643,798	$13,056,229

Share capital under Canadian GAAP	$28,187,245	$24,690,137
Value of escrow shares under Canadian GAAP	(48,800)	(48,800)
Value of escrow shares under US GAAP	2,864,456	1,403,001
Share capital under US GAAP	$31,002,901	$26,044,338

Contributed surplus under Canadian GAAP	$987,043	$915,057
Adjustment for stock based compensation (note 3(l))	(154,300)	(154,300)
Value of stock based compensation recognized under Canadian GAAP	(1,128,910)	(754,661)
Value of stock based compensation recognized under US GAAP	1,467,038	1,092,789
Contributed surplus under US GAAP	$1,170,871	$1,098,885

Deficit under US GAAP – beginning of year	$(17,421,010)	$(13,981,681)
Loss for the year under US GAAP	(5,427,996)	(3,439,329)
Deficit under US GAAP – end of year	$(22,849,006)	$(17,421,010)

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

18.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

	2005	2004 Restated – Notes 2, 18(f)
Shareholders’ equity under Canadian GAAP
Share capital	28,187,245	24,690,137
Contributed surplus	987,043	915,057
Deficit	(14,786,522)	(13,772,981)
Total shareholders’ equity under Canadian GAAP	14,387,766	11,832,213

Shareholders’ equity under US GAAP
Share capital	31,002,901	26,044,338
Contributed surplus	1,170,871	1,098,885
Accumulated other comprehensive income	5,063,000	2,141,402
Deficit	(22,849,006)	(17,421,010)
Total shareholders’ equity under US GAAP	14,387,766	11,863,615

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

18.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(e)

Reconciliation of consolidated statement of operations items:

	2005	2004 Restated – Notes 2, 18(f)	2003 Restated – Notes 2, 18(f)
Loss for the year
Under Canadian GAAP	$(1,013,541)	$(861,662)	$(1,769,195)
Dilution gain not recognized under US GAAP	(2,953,000)	(2,110,000)	-
Fair value of stock options recognized under Canadian GAAP	374,249	505,932	242,581
Fair value of stock options recognized under US GAAP	(374,249)	(505,932)	(506,792)
Fair value of escrow shares recognized under US GAAP	(1,461,455)	(467,667)	(467,667)

Under US GAAP	$(5,427,996)	$(3,439,329)	$(2,501,073)
Weighted average number of shares outstanding	34,501,784	28,117,471	17,883,807
Loss per share under US GAAP	$(0.16)	$(0.12)	$(0.14)

Loss for the year
Under US GAAP	$(5,427,996)	$(3,439,329)	$(2,501,073)

Unrealized gain on short-term investments	-	31,402	(864)
Dilution gain in 2004	2,110,000	2,110,000	-
Dilution gain in 2005	2,953,000	-	-

Comprehensive income (loss) under US GAAP	$(364,996)	$(1,297,927)	$(2,502,117)

(f)

Restatement

As disclosed in Note 18(a), the Company adopted SFAS 123 on January 1, 2004 using the retrospective method. However, in its 2004 financial statements, the Company incorrectly continued to account for escrow shares based on the principles of APB-25 and did not properly apply the retroactive restatement method to stock options granted to employees and directors. This has been corrected in these financial statements.