Form 20-F
period 2006-12-31
MINCO GOLD CORP
filed 2007-07-02
CIK 1020825

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20F

☐

ANNUAL REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Not Applicable

For the transition period from

 to

Commission File Number 0-22617

MINCO GOLD CORPORATION

(formerly “Minco Mining & Metals Corporation”)

(Exact name of registrant as specified in its charter)

A CORPORATION FORMED UNDER THE LAWS OF BRITISH COLUMBIA, CANADA

(Jurisdiction of incorporation or organization)

Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3P3

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:    December 31, 2006:    42,865,219

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

9

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

10

ITEM 3.

KEY INFORMATION

10

ITEM 4.

INFORMATION ON THE COMPANY

17

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

45

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

57

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

70

ITEM 8.

FINANCIAL INFORMATION

71

ITEM 9.

THE OFFER AND LISTING

71

ITEM 10.

ADDITIONAL INFORMATION

72

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

MARKET RISK

84

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

85

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

85

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

85

ITEM 15.

CONTROLS AND PROCEDURES

85

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

85

ITEM 16B.

CODE OF ETHICS

85

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

87

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS134

 FOR AUDIT COMMITTEES

87

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER

AND AFFILIATE PURCHASERS

87

ITEM 16F.

OTHER

87

PART III

ITEM 17.

FINANCIAL STATEMENTS

97

ITEM 18.

FINANCIAL STATEMENTS

97

ITEM 19.

EXHIBITS

97

SIGNATURES

98

INTRODUCTION AND USE OF CERTAIN TERMS

Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) is incorporated under the laws of the province of British Columbia, Canada.  In this document, the term “Company” refers to Minco Gold Corporation and its consolidated subsidiaries. Where required, the term “Minco Gold” refers to Minco Gold Corporation as a standalone entity. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars.  Unless otherwise indicated, references to dollar amounts in this Annual Report relate to Canadian dollars.  Minco Gold Corporation files reports and other information with the Securities and Exchange Commission ("SEC") located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.   Copies of the Company’s filings with the SEC may be obtained by accessing the SEC’s website located at www.sec.gov.   Further, the Company also files reports under Canadian regulatory requirements on SEDAR.  Copies of the Company’s reports filed on SEDAR can be obtained by accessing SEDAR’s website at www.sedar.com. The principal executive office of the Company is located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3P3, Tel: 604-688-8002, Fax: 604-688-8030, email address info@mincomining.ca  and website www.mincomining.ca.

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

GLOSSARY OF TERMS

“757 Team”	means the No. 757 Geo-Exploration Team of the Guangdong Geological Exploration Bureau, an entity owned and controlled by the Guangdong Geological Bureau of the PRC government.
“757 Transfer Agreement”	means the agreement dated November 19, 2004 between 757 Team and Minco China pursuant to which 757 Team agreed to transfer and sell to Minco China the Original Fuwan Silver Permit.
“Additional Permits”	means, collectively the Luoke-Jilinggang Permit, the Guyegang-Sanyatang Permit, the Guanhuatang Permit and the Dadinggang Property.
“alteration”	chemical and mineralogical changes in a rock mass resulting from reaction with hydrothermal fluids or changes in pressure and temperature.
“Amending Contract”	means the contract dated January 10, 2006 between Minco Silver Corporation and GGEDC.
“anomalous”

adjective describing a sample, location or area at which either (i) the concentration of an element(s) or (ii) a geophysical measurement is significantly different from (generally higher than) the average background concentrations in an area.  Though it may not constitute mineralization, an anomalous sample or area may be used as a guide to the possible location of mineralization.

“anomaly”	an area defined by one or more anomalous points.
“antimony”	A trivalent and pentavalent metalloid element that is commonly metallic silvery white, crystalline, and brittle yet rather soft.
“assay”	an analysis of the contents of metals in mineralized rocks.

“Assignment Agreement”	means the assignment agreement dated August 20, 2004 between the Minco Gold, Minco Silver Corporation, Minco China and Minco BVI.
“Au”	Gold.
“Baojiang”	means Foshan Baojiang Nonferrous Metals Corporation.
“breccia”	a coarse grained rock composed of large, >2mm angular rock fragments that have been cemented together in a fine grained matrix.
“Changkeng JV Agreement”	means the formal joint venture agreement dated September 28, 2004 between the Company, GGEDC, Zhenjie, Baojiang and GD Gold.
“Changkeng Permit”

means the reconnaissance survey exploration permit (#0100000630294) which expires on September 10, 2008 in respect of the 1.19 km2 Changkeng gold property in Gaoyao City of Guangdong Province in southern China.

“Changkeng Property”	means the 1.19 km2 Changkeng gold property in Gaoyao City of Guangdong Province in southern China which adjoins the property underlying the Fuwan Silver Permit.
“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum.
“Company”	means Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”).
“concentrates”	to separate ore or metal from its containing rock or earth.
“Dadinggang Property”

means the reconnaissance survey exploration permit (#0100000620526) which expires on April 7, 2008 in respect of the 0.395 km2 Dadinggang silver and multi-metals property in Gaoyao City of Zhaoqing City in Guangdong Province.

“deposit”

a mineralized body which has been physically delineated by drilling, trenching and/or underground work and may contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable orebody until final technical, legal and economic factors have been resolved.

“diamond drill holes”

a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

“fault” or “block fault”

a fracture in a rock across which there has been displacement.  Block faults are usually steep, and break the earth’s crust into “blocks” that are displaced vertically and/or laterally relative to each other.

“First Confirmation Agreement”	means the confirmation agreement dated May 2, 2005 between the Company, Minco China and Minco Silver Corporation.
“Fuwan JV Agreement”	means the formal joint venture agreement dated September 28, 2004 between Minco Silver Corporation and GGEDC.
“Fuwan Permits”	means, collectively, the Fuwan Silver Permit and the Additional Permits.
“Fuwan Property”

means the Fuwan silver property which is located in Guangdong Province in southern China beside the Xijiang River consisting of the following three components: (i) the properties which are the subject of the Fuwan Silver Permit; (ii) the properties which are the subject of the Luoke-Jilinggang Permit and the Guyegang-Sanyatang Permit; (iii) the Dadinggang exploration permit ; and (iv) Minco Gold’s interests in the silver mineralization located on the Changkeng Property.

“Fuwan Silver Permit”

means the reconnaissance survey exploration permit (# 0100000520120) in respect of the 0.79 km2 Fuwan silver property in Gaomong Region, Foshan City of Guangdong Province issued to Minco China and having validity from July 20, 2005 to July 20, 2007.

“g/t”	unit of grade expressed in grams/tonne.
“gangue”	the non economic portion of ore.
“GD Gold”	means Guangdong Gold Corporation.
“geophysical”	the use of geophysical instruments and methods to determine subsurface conditions by analysis of such properties as specific gravity, electrical conductivity, and magnetic susceptibility.
“GGEDC”	means Guangdong Geological Exploration and Development Corp., an entity owned and controlled by the Guangdong Geological Bureau of the PRC government.
“gouge”	a thin layer of soft earthy putty-like rock material along the containing wall of a mineral vein.
“grade”	the amount of valuable mineral in each tone of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.
“Guanhuatang Permit”

means the reconnaissance survey exploration permit (# 0100000510045) in respect of the 37.38 km2 Guanhuatang silver and multi-metals property in Foshan City of Guangdong Province issued to Minco China and having validity from April 7, 2005 to April 7, 2008.

“Guyegang-Sanyatang Permit”

means the reconnaissance survey exploration permit (# 0100000510047) in respect of the 91.91 km2 Guyegang-Sanyatang silver and multi-metals property in Gaomong Region, Foshan City of Guangdong Province issued to Minco China and having validity from April 7, 2005 to April 7, 2008.

“hydrothermal”	of or pertaining to heated water, to the action of heated water, or to the products of the action of heated water.
“limestone”	A sedimentary rock consisting of chiefly >50% calcium carbonate.
“Luoke-Jilinggang Permit”

means the reconnaissance survey exploration permit (# 0100000510046) in respect of the 75.55 km2 Luoke-Jilinggang silver and multi-metals property in Gaoyao City, Zhaoqing City of Guangdong Province issued to Minco China and having validity from April 7, 2005 to April 7, 2008.

“Minco BVI”	means Minco Silver Ltd.
“Minco China”	means Minco Mining (China) Corporation.
“Minco Gold”	means Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”).
“Minco Silver”	means Minco Silver Corporation.
“mineral reserve”

the economically mineable part of a measured mineral resource or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting minerals and allowances for losses that may occur when the material is mined.

“mineral resource”

a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mineralization”	the process or processes by which a mineral or minerals are introduced into a rock, resulting in an economically valuable or potentially valuable deposit.
“Original Fuwan Silver Permit”

means the reconnaissance survey exploration permit (# 440000040093) in respect of the 0.79 km2 Fuwan silver property in Gaomong Region, Foshan City of Guangdong Province, legally conferred to 757 Team by Guangdong Department of Land and Resources on September 12, 2003.

“outcrop”	an exposure on the surface of the underlying rock.
“oz”	Troy ounce consisting of 31.1035 grams.
“Pb”	Lead.
“Preliminary Changkeng JV Agreement”	means the preliminary joint venture agreement dated April 16, 2004 between Minco Gold, GGEDC, Zhenjie and Baojiang.
“Preliminary Fuwan JV Agreement”	means the preliminary Fuwan joint venture agreement dated April 16, 2004 and amended August 18, 2004 between Minco BVI and GGEDC.
“pyrite”	A sulphide mineral of iron and sulphur.
“Pyroclastic”	refers to a sedimentary rock composed or airborne volcanic material from a volcanic eruption.
“Qualified Person”

an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of an approved self-regulating organization.

“quartz”	A common rock-forming mineral comprised of silicon and oxygen (SiO2).
“RMB”	means the Chinese currency Renminbi.
“sample”	a sample of selected rock chips from within an area of interest.
“sandstone”	A medium grained clastic sedimentary rock.
“Sb”	Antimony.
“Second Confirmation Agreement”	means the confirmation agreement dated August 24, 2006 between Minco Gold, Minco China and Minco Silver.
“sedimentary rock”	A rock that has been formed by the consolidation of loose sediment that has accumulated in layers.
“sedimentary”	formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of disposition.
“strike”	the direction or trend that a structural surface takes as it intersects the horizontal.
“sulphide”	a class of minerals commonly combining various elements in varying ratios with a sulphur.

“tonne”	metric unit of weight consisting of 1,000 kilograms.
“Transfer Confirmation Agreement”	means the confirmation agreement dated November 19, 2004 between 757 Team, GGEDC and Minco China.
“Triassic”	the period of geological time from 225 to 195 million years before present.
“vein”	A tabular mineral deposit formed in or adjacent to faults or fractures by the deposition of minerals from hydrothermal fluids.
“veinlet”	A small vein; the distinction between vein and veinlet tends to be subjective.
“volcanic”	pertaining to the activity, structures or rock types of a volcano.
“Zhenjie”	means Zhuhai Zhenjie Development Ltd.

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

PART 1

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth as of June 15, 2007, the names, business addresses and functions of the Company’s directors and senior management.

Name	Business Address	Position
Ken Cai	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3	President, Chief Executive Officer and Director
William Meyer	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3	Chairman and Director
Robert M. Callander	43 Delhi Avenue North York, Ontario, Canada M5M 3B8	Director
Heinz Frey	Wedelswilstrasse 16 Solothurn, Switzerland CH-4500	Director
James M. Carter	1620 - 400 Burrard Street, Vancouver, B.C., Canada V6C 3A6	Director
Dwayne Melrose	Suite 1200, Kunxun Tower, 9 Zhichun Road, Haidian District, Beijing, China, 100083	VP Exploration

Name	Business Address	Position
Matthew Kavanagh	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3	Chief Financial Officer
Fiona (Jin) Zhou	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3	Controller

B.

ADVISERS

The Company's registrar and transfer agent for its common shares is Computershare Trust Company of Canada, located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada, telephone: 604-661-0224, fax: 604-661-9401, internet: www.computershare.com.  The principal executive office of the Company is located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3P3, Tel: 604-688-8002, Fax: 604-688-8030, email address info@mincomining.ca  and website www.mincomining.ca.  The Company's legal advisors are Salley Bowes Harwardt, located at 1185 West Georgia Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 4E6 and US legal advisors are Bullivant, Houser, Bailey PC (formerly “Bartel Eng & Schroder”), located at 1331 Garden Hwy., Suite 300, Sacramento, CA, 95833.

C.

AUDITORS

The Company's auditors are Ernst & Young, LLP, Chartered Accountants (predecessor “Ellis Foster”), located at Pacific Centre, 700 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C7.  Ernst & Young, LLP, and its predecessor Ellis Foster, has been the Company’s auditor since its inception.  Since the Company's 2004 audit, the Company's auditors, Ellis Foster, entered into a transaction with Ernst & Young LLP under which certain assets of Ellis Foster were sold to Ernst & Young LLP and the professional staff and partners of Ellis Foster joined Ernst & Young LLP either as employees or partners of Ernst & Young LLP and are carrying on their practice as members of Ernst & Young LLP and as a result Ernst & Young LLP appears as the Company’s auditor of record on a go forward basis.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The following selected financial information for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002 are derived from the financial statements of the Company and should be read in conjunction with the financial statements and the notes attached to this Annual Report.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Over the period reviewed, there have been significant differences between Canadian GAAP and United States GAAP including the recording of exploration costs, recognition of compensation expense upon release of the escrow shares, issuance of stock options and the recording of marketable securities.  The following tables summarize selected financial data. The Company has not had any discontinued operations, nor has it declared any dividends.

Canadian GAAP

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Operations
Interest and sundry income	673,631	475,575	$ 318,424	$ 85,278	$ 25,724
Exploration expense	2,563,132	2,731,168	777,618	308,858	494,813
Operating loss	(8,355,388)	(5,589,188)	(3,245,512)	(1,854,473)	(1,288,209)
Loss for year	(1,589,324)	(1,013,541)	(861,662)	(1,769,195)	(1,288,209)

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Loss per Common share from continuing operations
(basic and diluted)	$ (0.04)	$ (0.03)	$ (0.03)	$ (0.10)	$ (0.07)
Common shares used in calculations	41,193,591	34,501,784	28,117,471	17,883,807	17,682,041
Consolidated Balance Sheet Data
Total assets	19,584,528	18,643,798	13,025,691	6,982,050	286,701
Mineral interests	358,500	100	100	100	100
Total liabilities	501,128	1,365,105	316,154	357,670	431,444
Net assets	19,083,400	17,278,693	12,709,537	6,624,380	(144,743)
Share capital	33,809,903	$28,187,245	$24,690,137	$19,201,871	$10,836,933
Shares outstanding - basic	42,865,219	38,633,992	35,043,897	27,614,029	18,580,123

United States GAAP

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Operations
Interest and sundry income	$ 673,631	$ 475,575	$ 318,424	$ 85,278	$ 27,160
Exploration expense	2,563,132	2,731,168	777,618	308,858	494,813
Loss for year	(6,802,324)	(5,427,996)	(3,439,329)	(2,501,073)	(1,288,209)

Income (loss) per common share
From continuing operations
(basic and diluted)	$ (0.17)	$ (0.16)	$ (0.12)	$ (0.14)	$ (0.09)
Common shares used in calculations	41,193,591	34,501,784	28,117,471	17,883,807	14,690,719

Consolidated Balance Sheet Data
Total assets	19,838,955	18,643,798	13,056,229	6,981,086	286,601
Mineral interests	-	-	-	-	-
Total liabilities	501,128	1,365,105	315,154	357,670	431,444
Net assets	19,337,827	17,278,693	12,741,075	6,623,416	(144,843)
Share capital	$36,625,559	$31,002,901	$26,044,338	$20,088,405	$15,166,914
Common shares outstanding	42,865,219	38,633,992	35,043,897	27,614,029	18,580,123

Exchange Rates

The following table sets forth information as to the average period end, high and low exchange rate for Canadian dollars and US dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (US$1.00 = $1.0678 as at June 15, 2007).

Year Ended December 31	Average	Period End	High	Low
2006	1.13	1.16	1.17	1.10
2005	1.22	1.14	1.27	1.14
2004	1.26	1.20	1.40	1.18
2003	1.35	1.29	1.58	1.29
2002	1.51	1.58	1.58	1.51

The following table sets out the high and low exchange rate for each month during the previous six months:

Month	High	Low
May 2007	$1.113	$1.060
April 2007	$1.158	$1.106
March 2007	$1.595	$1.576
February 2007	$1.852	$1.586
January 2007	$1.824	$1.647
December 2006	$1.415	$1.652

B.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of December 31, 2006 and December 31, 2005 in accordance with Canadian GAAP.  This section should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this Annual Report.

	As of December 31, 2006	As of December 31, 2005
Shareholders’ equity
Common shares, unlimited number of common shares without par value:
42,865,219 (2005 – 38,633,992) issued and outstanding shares	33,809,903	28,187,245
Contributed surplus	1,649,343	987,043
Deficit	(16,375,846)	(14,786,522)
Total capitalization and indebtedness	19,083,400	14,387,766

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

Exploration and Development is a Speculative Business

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, the availability of mining equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.  All of the properties in which the Company has an interest or a right to acquire an interest are in the exploration stages only and are without a known body of commercial ore. Development of the subject mineral properties would follow only if favourable exploration results are obtained. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

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

No Assurance of Production

Mineral exploration is highly speculative in nature, involves many risks, and frequently does not lead to the discovery of commercial reserves of minerals. While the rewards can be substantial if commercial reserves of minerals are found, there can be no assurance that the Company's past or future exploration efforts will be successful, that any production therefrom will be obtained, or that any such production which is attempted will be profitable.

Industry Specific Risks

The exploration, development, and production of minerals are capital-intensive businesses, subject to the normal risks and capital expenditure requirements associated with mining operations, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

Factors Beyond Company's Control

Discovery, location and development of mineral deposits depends upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The exploration and development of mineral properties and the marketability of any minerals contained in such properties will also be affected by numerous factors beyond the control of the Company.  These factors include government regulation, high levels of volatility in market prices, availability of markets, availability of adequate transportation and refining facilities and the imposition of new or amendments to existing taxes and royalties. The effect of these factors cannot be accurately predicted.

Uninsured Risks

The Company’s mining activities are subject to the risks normally inherent in mineral exploration, including but not limited to environmental hazards, industrial accident, flooding, periodic or seasonal interruptions due to climate and hazardous weather conditions, and unusual or unexpected formations. Such risks could result in damage to or destruction of mineral properties or production facilities, personal injury, environmental damage, delay in mining and possible legal liability.  The Company may become subject to liability for pollution and other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment for such liabilities would reduce the funds available for exploration and mining activities and may have a material impact on the Company's financial position.

Currency Exchange Rates

The Company maintains its accounts in US dollar, Canadian dollar and Renminbi (RMB) denominations. The government of the PRC maintained the exchange rate between the RMB and the US dollar as a constant until July 2005 and thus exchange rates between the Canadian dollar and the RMB fluctuated in tandem with the changing exchange rates between the US and Canadian dollars. Since July 2005, the value of the RMB has been tied to a basket of currencies of China’s largest trading partners. Given that most of Minco Gold’s expenditures are currently and are anticipated to be incurred in Canadian. dollars and RMB, Minco Gold is subject to foreign currency fluctuations which may materially affect its financial position and operating results. The Company does not currently have a formal hedging program to mitigate foreign currency exchange risks.

Competition

The precious metal minerals exploration industry and mining business are intensely competitive. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mining properties. Many of these competitors have substantially greater technical and financial resources than the Company. Competition could adversely affect the Company’s ability to acquire suitable properties or prospects in the future.

Future Financing

The Company has limited financial resources and has no assurance that additional funding will be available to it for further exploration and development of its projects. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Uncertainty of Estimates

Resource and reserve estimates of minerals are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Although estimated recoveries are based upon test results, actual recovery may vary with different rock types or formations in a way which could adversely affect operations.

Management and Directors

The success of the Company is currently largely dependent on the performance of its officers. The loss of the services of these persons will have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its officers or other qualified personnel required to operate its business. Failure to do so could have a material adverse affect on the Company and its prospects. The Company has not purchased any “key-man” insurance with respect to any of its directors or officers to the date hereof. The loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position.

Potential Conflicts of Interest

None of the Company’s officers and directors devotes their full-time efforts to the Company. Certain members of the Company’s board and officers of the Company also serve as officers or directors of other companies involved in natural resource exploration and development. Consequently, there exists the possibility that those directors and officers may be in a position of conflict. In particular, Ken Z. Cai and William Meyer are directors of and serve in management in each of the Company and Minco Silver. In addition, Matthew Kavanagh serves as Chief Financial both the Company and Minco Silver Corporation. Any decision made by those directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors or officers may have a conflict of interest. Nevertheless, there remains the possibility that the best interests of the Company will not be served because its directors and officers have other commitments.

Fluctuating Mineral Prices

Factors beyond the control of the Company may affect the marketability of metals discovered, if any. Metal prices have fluctuated widely, particularly in recent years. The effect of these factors cannot be predicted.

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

Risks Related to Doing Business in China

PRC Political and Economic Considerations

The business operations of the Company will be located in, and the revenues of the Company derived from activities in, the PRC. Likewise, the Company’s operations in the PRC are currently conducted through and with the assistance of Minco China, a Chinese company. Accordingly, the business, financial condition and results of operations of the Company could be significantly and adversely affected by economic, political and social changes in the PRC. The economy of the PRC has traditionally been a planned economy, subject to five-year and annual plans adopted by the state, which set down national economic development goals. Since 1978, the PRC has been moving the economy from a planned economy to a more open, market-oriented system. The economic development of the PRC is following a model of market economy under socialism. Under this direction, it is expected that the PRC will continue to strengthen its economic and trading relationships with foreign countries and that business development in the PRC will follow market forces and the rules of market economics. However, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies. In addition, there is no guarantee that a major turnover of senior political decision makers will not occur, or that the existing economic policy of the PRC will not be changed. A change in policies by the PRC could adversely affect the Company’s interests in China by changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports and sources of supplies, or the expropriation of private enterprises.

In order to conduct exploration and development of mineral deposits in the PRC, resource companies are required to obtain licenses and permits from the relevant authorities in the PRC, including a business license which authorizes companies to carry on business in the PRC. The business license of Minco China is subject to an annual review process pursuant to which it must pass annual inspections of the Administration for Industry and Commerce in the PRC. As a result, if Minco China does not pass its annual review it will not be authorized to carry on business in the PRC which may adversely affect the Company’s interests in its properties. The Company believes that it and Minco China are operating in compliance with all applicable rules and regulations.

The purpose set out in Minco China’s articles of association includes, among other things, the application of advances and appropriate exploration and mining technology and scientific methods to develop mine exploration and development software and technology, improve exploration precision and accuracy, and to reduce exploration risks.  Minco China’s scope of business according to its articles of association includes, among others, the exploration of mineral deposits, development of exploration technology, and the development of software for mine exploration and development.  However, Minco China’s approved business scope contained in its business licence does not clearly state that Minco China is approved to conduct exploration and mining business because Minco China has not obtained the approval from the Ministry of Commerce for its exploration and mining business.  Minco China has applied to amend the scope of its business to more clearly include mining exploration and development.  Minco China’s application has been approved by the Beijing Metropolitan Department of Commerce and is subject to the final approval of the Ministry of Commerce.  While Minco China expects that its business scope application will be approved, no guarantee can be given that the Ministry of Commerce approval will ultimately be obtained.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of companies engaged in mineral resource exploration and development, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company’s various property interests and potential property rights in the PRC involve various Chinese state-sector entities, including the GGEDC and 757 Team, whose actions and priorities may be dictated by government policies, instead of purely commercial considerations.  Additionally, companies (such as Minco China) with a foreign ownership component operating in the PRC may be required to work within a framework which is different to that imposed on domestic Chinese companies. The Chinese government is opening up opportunities for foreign investment in mining projects and this process is expected to continue. However, if the Chinese government should reverse this trend and impose greater restrictions on foreign companies, the Company’s business and future earnings could be negatively affected.

PRC Legal System and Enforcement

Most of the material agreements to which the Company or its affiliates are party or will be party in the future with respect to mining assets in the PRC are expected to be governed by Chinese law and some may be with Chinese governmental entities. The PRC legal system embodies uncertainties that could limit the legal protection available to the Company and its shareholders. The outcome of any litigation may be more uncertain than usual because: (i) the experience of the PRC judiciary is relatively limited, and (ii) the interpretation of PRC laws may be subject to policy changes reflecting domestic political changes.  The laws that do exist are relatively recent and their interpretation and enforcement involve uncertainties, which could limit the available legal protections. Even where adequate law exists in the PRC, it may be impossible to obtain swift and equitable enforcement of such law or to obtain enforcement of judgments by a court of another jurisdiction. The inability to enforce or obtain a remedy under such agreements would have a material adverse impact on the Company.  Many tax rules are not published in the PRC, and those that are published can be ambiguous and contradictory, leaving a considerable amount of discretion to local tax authorities. PRC currently offers tax and other preferential incentives to encourage foreign investment.

However, the tax regime of the PRC is undergoing review and there is no assurance that such tax and other incentives will continue to be available. There is also no guarantee that the pursuit of economic reforms by the State will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions, and changes in state policies affecting the mining industry may have a negative effect on its operating results and financial condition.

Environmental Considerations

Although the PRC has enacted environmental protection legislation to regulate the mining industry, due to the very short history of this legislation, national and local environmental protection standards are still in the process of being formulated and implemented. The legislation provides for penalties and other liabilities for the violation of such standards and establishes, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are being or have been conducted.  The Company believes that there are not outstanding notices, orders or directives from central or local environmental protection agencies or local government authorities alleging any breach of national or local environmental quality standards by Minco China, GGEDC, the 757 Team or any other party in respect of the Fuwan Property. Although the Company intends to fully comply with all environmental regulations, there is a risk that permission to conduct exploration and development activities could be withdrawn temporarily or permanently where there is evidence of serious breaches of such standards.

Reliability of Information

While the information contained herein regarding the PRC has been obtained from a variety of sources, including government and private publications, independent verification of this information is not available and there can be no assurance that the sources from which it is taken or on which it is based are wholly reliable.

Ownership and Regulation of Mineral Resources is subject to extensive government regulation

Ownership of land in China remains with the States and the State, at the national, regional and local levels, is extensively involved in the regulation of exploration and mining activities. Transfers of exploration and mining rights are also subject to governmental approval.  Failure or delays in obtaining necessary approvals could have a materially adverse affect on the financial condition and results of operations of the Company. Nearly all mining projects in the PRC require government approval. There can be no certainty that any such approvals will be granted (directly or indirectly) to Minco China in a timely manner, or at all.  There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

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

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company is a British Columbia corporation whose common shares trade on the Toronto Stock Exchange (“TSX”) under the trading symbol MMM.  The Company’s common shares were also listed in the United Stated on the Over the Counter (“OTC”) market under the symbol MMAXF.  On November 11, 2005 the Company received listing approval from The American Stock Exchange (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  On February 1, 2006 the Company began trading its shares on the TSX and AMEX under its new name Minco Gold Corporation.  The symbol on the TSX remains unchanged and the new symbol on the AMEX is now MGH.  On May 9, 2007 the Company began trading on the Frankfurt Stock Exchange under the ticket symbol MI5 and the German securities code is (WKN) A0MKB6.

The Company was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name “Caprock Energy Ltd.”  On September 14, 1989 Caprock Energy Ltd. changed its name to Consolidated Caprock Resources Ltd. On February 8, 1993 Consolidated Caprock Resources Ltd. changed its name to Minco Mining & Metals Corporation.  On January 29, 2007 the Company changed its name to Minco Gold Corporation.  The principal executive office of the Company is located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3P3, telephone 604-688-8002.  Through joint ventures with Chinese governmental entities, and others, the Company is engaged in the acquisition, exploration and development of precious and base metal mineral projects in the People’s Republic of China.  The Company has subsidiaries which are also engaged in the acquisition and exploration of mineral projects in China. See Item 4, C - "Organizational Structure."  The Company has no affiliation with 3M Corporation, which company's trading symbol in the United States is MMM.

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

On January 31, 2007 the Company announced that it would be proceeding with a reorganization and spin-off of its White Silver Mountain Property to Minco Base Metals Corporation (“Minco Base Metals”) with the intention to build a strong base metals company in China.  The initial ownership of Minco Base Metals will mirror the shareholder base of the Company, on a pro-rata basis, at the time of the reorganization with the ratio and record date to be determined by the Board of Directors of the Company.  It is anticipated that Minco Base Metals will seek a stock exchange listing and complete equity offerings to further develop the White Silver Mountain property and acquire additional base metals properties.  The spin-off will be subject to Shareholder approval at the Company’s next Annual General Meeting & Special Meeting along with meeting certain regulatory requirements.

The Company believes that separating its assets into two companies, with Shareholders holding proportionate interests in each company will provide a significant opportunity to increase overall shareholder value.  The proposed reorganization would provide greater market awareness and opportunities for the Company’s White Silver Mountain Property.  In addition, the separation of the Company’s Base Metals property interests from the Company's Gold property interests will provide both the Company and Minco Base Metals increased flexibility to utilize and exploit their respective assets. Concurrently, the Company has designated the Anba Property (held by the Joint Venture Company on the White Silver Mountain project) as a non-material project and does not intend to perform any further work on the property. As a general policy, the Company does not intend to spend significant amount of money on a property until it has received all required approvals.

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

The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, Guangdong and Gansu provinces of China.  Currently, the Company has interests in a number of Sino-foreign co-operative joint ventures with Chinese mining organizations to hold mineral rights in China.  In 2004, Minco Gold incorporated three subsidiaries, Minco Mining (China) Corporation (“Minco China”), Minco Silver Corporation (“Minco Silver”) and Minco Base Metals Corporation (“Minco Base Metals”). Minco China and Minco Base Metals are wholly owned.  The Company plans to develop its silver projects in Minco Silver and its base metal projects in Minco Base Metals while retaining its gold projects (BYC, Gobi, Yangshan, Western Extension of Yangshan, Changkeng) in Minco China under the main umbrella company, Minco Gold.  The equity markets for junior mineral exploration companies are unpredictable.  The Company may also enter into cost sharing arrangements through joint venture agreements.  While management believes that the quality of the concessions now held by the Company will attract joint venture partners in the short-term and medium-term, there is no guarantee that the terms would be as favorable as management would like.  For detailed property descriptions please refer to section D – “Description of Property”.

Financial (Canadian GAAP)

Year Ended December 31, 2006

In 2006, the Company generated cash of $4,940,000 from financing activities, compared to $9,343,000 in 2005. The 2006 financing included issuance of common shares in Minco Gold, which generated $4,853,000, including the exercise of options generating $1,130,000 and the exercise of warrants yielding $3,723,000.  During the period from January 1, to November 16, 2006, Minco Silver generated a total of $87,000 from the issuance of common shares through the exercise of warrants.

In 2006, the Company used cash of $5,387,000 to support operating activities compared to $3,530,000 in 2005.  The net loss in 2006 was $1,589,000. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $52,000, stock-based compensation of $2,820,000 and equity loss on investment in Minco Silver of $521,000. In addition, certain other operating items did not generate cash including a dilution gain of $5,213,000, write up of short-term investments of $19,000 and the minority non-controlling interest in the loss of $1,382,000. It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital used cash of $577,000.

Year Ended December 31, 2005

In 2005, the Company generated $9,343,000 from financing activities, compared to $8,564,000 in 2004. The 2005 financing activities included issuances of common shares in Minco Gold, which generated $2,875,000, net of offering costs of $173,000, exercise of options $375,000 and exercise of warrants $169,000. The issuances of securities are discussed in further detail under “Share Capital”.

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

In 2005, the Company used cash of $3,530,000 to support operating activities. The Company’s net loss for the year of $1,013,541 accounted for most of the use of cash, although the loss was offset by expenses not requiring cash comprising amortization of $42,000, stock-based compensation of $374,000, the write down of marketable securities of $35,000. In addition, certain other operating items did not generate cash including a dilution gain of $2,953,000 short-term investments received as a recovery of exploration costs $36,000 and the minority non-controlling interest in the loss of $1,181,822.   In 2004, the Company used cash of $2,840,000 to support operating activities.

Agreements

The Fuwan Joint Venture

On August 20, 2004, the Company, Minco Silver, Minco China and Minco BVI entered into an assignment agreement (the “Assignment Agreement”) whereby Minco Gold, Minco BVI and Minco China assigned to Minco Silver their respective interests in each of the following:

a)

the preliminary Fuwan joint venture agreement dated April 16, 2004 and amended August 18, 2004 between Minco BVI and the Guangdong Geological Exploration and Development Corporation;

b)

the right to earn the 51% interest in the silver mineralization to be acquired by Minco Gold pursuant to the Changkeng JV Agreement; and

c)

certain additional exploration permits identified by and to be acquired by Minco China, namely the Additional Permits.

In consideration for the assignment of the foregoing interests, Minco Silver issued 14,000,000 common shares to the Company.

The Company continues to hold 14,000,000 common shares of Minco Silver which, as of December 31, 2006, represents an ownership interest of 45.3% of Minco Silver.

The Changkeng Joint Venture

On April 16, 2004, Minco Gold, GGEDC, Zhuhai Zhenjie Development Ltd. and Foshan Baojiang Nonferrous Metals Corporation entered into a preliminary joint venture agreement to explore and develop the mineral property underlying the Changkeng Permit. The target mineral on the Changkeng Property is gold but the property is known to also contain silver mineralization.

On August 20, 2004, Minco Silver, Minco Gold, Minco China and Minco BVI entered into the Assignment Agreement whereby Minco Gold, Minco BVI and Minco China assigned to Minco Silver their respective interests in, among other things noted above, Minco Gold’s right to earn up to a 51% interest in the Changkeng Property’s silver mineralization pursuant to the Preliminary Changkeng JV Agreement.

The Preliminary Changkeng JV Agreement was superseded by a formal joint venture agreement dated September 28, 2004 made among the original four parties to the preliminary joint venture agreement and a fifth company, Guangdong Gold Corporation. The Changkeng JV Agreement provides for the establishment of a Sino-foreign joint venture with limited liability to be named Guangdong Minco-Jinli Mining Co., Ltd. (the “Changkeng JV”) to explore and develop non-ferrous and precious metals resources. The Changkeng JV Agreement provides that the total investment of the Changkeng JV (the “Changkeng Total Investment”) will be 100 million RMB and that the registered capital of the Changkeng JV will be 50 million RMB.

The contribution proportions of the parties to the Changkeng JV Agreement are as follows: GGEDC - 19%; Minco Gold - 51%; Zhenjie - 18%; Baojiang - 10%; and GD Gold - 2%. To earn a 51% equity interest in the Changkeng JV, Minco Gold must contribute 51 million RMB of the Changkeng Total Investment in six instalments.  The parties to the Changkeng JV Agreement agreed that following the establishment of the Changkeng JV, the parties would take the necessary steps to acquire the Changkeng Permit from 757 Team for total consideration of 33 million RMB.

The original Changkeng Permit expired in September 2004 but was renewed on September 6, 2005. The renewed Changkeng Permit expired on September 10, 2006 and was renewed and now expires on September 10, 2008.

As at the date of this Annual Report, the Changkeng JV had not yet been established and no contract has been entered into by the parties to the Changkeng JV Agreement with 757 Team to acquire the Changkeng Permit. 757 Team applied to renew the Changkeng Permit.  The Permit was renewed and now expires on September 10, 2008.  The parties to the Changkeng JV Agreement have agreed that the Changkeng Permit be transferred by 757 Team to Minco China to be held by Minco China for and on behalf of the proposed Changkeng JV.  Minco Gold has agreed pursuant to the Second Confirmation Agreement to take all commercially reasonable steps to obtain as quickly as possible and to maintain, at least a 51% interest in the mineral exploration rights to the Changkeng Property (including the rights to the silver mineralization), either by means of a joint venture or otherwise, and to provide Minco Silver with the exclusive right to earn a 51% interest in the silver mineralization relating to the Changkeng Property.  Article 90 of the Changkeng JV Agreement provides that the agreement shall become effective upon its approval by the Chinese Department of Foreign Economy and Trade. The parties to the Changkeng JV Agreement have not yet taken steps to obtain such approval due to the uncertainty surrounding the future plans for the proposed Changkeng JV.

The Silver Standard Agreement

Minco Gold, Minco Silver and Silver Standard Resources Inc. (“Silver Standard”) entered into a strategic alliance agreement dated October 4, 2004 (the “Silver Standard Agreement”). The Silver Standard Agreement provides that Minco Gold shall acquire silver-dominant projects in China only through Minco Silver and that all silver-dominant projects located in China that are brought to the attention of Minco Gold shall be referred to Minco Silver.  The Silver Standard Agreement further provides that Silver Standard shall not actively explore for or seek out silver-dominant projects located in China but shall be entitled to acquire interests in silver-dominant projects located in China that are brought to its attention on an unsolicited basis.

In the event a silver-dominant property is brought to the attention of either Minco Gold or Minco Silver and Minco Silver determines not to acquire an interest in the property, Minco Gold or Minco Silver, as the case may be, shall provide Silver Standard with the opportunity to acquire an interest in that property prior to offering the opportunity to third parties.  Similarly, in the event that a silver-dominant property is brought to the attention of Silver Standard and it decides not to acquire an interest in that property, Silver Standard shall provide Minco Silver with the opportunity to acquire an interest in that property prior to providing the opportunity to third parties.

The 757 Team Agreement

Pursuant to an agreement made between 757 Team and Minco China dated November 19, 2004, as amended November 19, 2004 (the “757 Transfer Agreement”), the 757 Team agreed to sell to Minco China its interests in the property which is the subject of the Fuwan Exploration Permit in consideration for the purchase price of 10.33 million RMB (approximately $1.5 million). Pursuant to a confirmation agreement dated May 5, 2005 among the Company, Minco China and Minco Silver, Minco China has confirmed that it holds its interest in the Fuwan Exploration Permit in trust for the Fuwan Joint Venture.

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

(b)

30% (3,099,000 RMB or $460,000) within 12 months after the Commencement Date; and

(c)

30% (3,099,000 RMB or $460,000) within 24 months after the Commencement Date.

The Commencement Date was established as July 20, 2005. Minco Silver has paid 7,231,000 RMB (or $1,046,000) to the 757 Team, representing its 70% share of the foregoing payments.  To earn a greater interest in the Fuwan Silver Project, Minco Silver paid an additional RMB 1,101,000 (approximately $154,000), through Minco China, to No. 757 Geo-Exploration Team in December 2005, representing the GGEDC’s 30% share of the first installment of the Fuwan exploration permit.  Minco Silver has the right to own 100% of the interest of the entire Fuwan Silver Project, including a total of four exploration permits covering a total of 205.63 sq.km. and the Dadinggang Project.

Pursuant to the 757 Transfer Agreement, Minco China has also paid 80,000 RMB (approximately $12,000) to the 757 Team as an appraisal fee and 757 Team has provided Minco China all geological information and data in its possession.  The $12,000 evaluation fee was paid to Minco China by the Fuwan Joint Venture as of December 31, 2005.

BACKGROUND TO MINING IN CHINA

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

General Background

China is the world’s fourth-largest country, after Russia, Canada and the United States, with an area of over 9,596,960 square kilometers and  the population of China is estimated at approximately 1.3 billion people.  Industry is the most important sector of the economy of the China, accounting for 52.9 percent of its gross domestic product (“GDP”) in 2004.  The mining industry accounted for an estimated 6 percent of the national industrial output in 2004.  Services accounted for 33.3 percent and agriculture accounted for the remaining 13.8 percent of GDP in 2004.  In 2003, agriculture accounted for 49 percent of employment, while industry employed 22 percent and services 29 percent, with the mining industry employing more than 20 million people.  Since 1978, China has been moving from a planned economy to a more open, market-oriented system, with the result that the economic influence of privately owned enterprises and foreign investors has been steadily increasing.  The result of this economic development has been the quadrupling of GDP since 1978.

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

Foreign Investment

Direct foreign investment in China usually takes the form of equity joint ventures (“EJVs”), co-operative joint ventures (“CJVs”) and wholly foreign-owned enterprises (“WFOEs”). These investment vehicles are collectively referred to as foreign investment enterprises (“FIEs”).

An EJV is a Chinese legal person and consists of at least one foreign party and at least one Chinese party.  The EJV generally takes the form of a limited liability company.  It is required to have a registered capital to which each party to the EJV subscribes.  Each party to the EJV is liable to the EJV up to the amount of the registered capital subscribed by it.  The profits, losses and risks of the EJV are shared by the parties in proportion to their respective contributions to the registered capital.  There are also rules and regulations governing specific aspects of EJVs or FIEs, including capital contribution requirements, debt-equity ratio, foreign exchange control, labor management, land use and taxation.  Unlike an EJV, a CJV may be, but need not be, incorporated as a separate legal entity.  The relationship between the parties is contractual in nature.  The rights, liabilities and obligations of the parties are governed by the CJV contract, as is each party’s share of the goods produced or profits generated.  A CJV is considered a legal person with limited liability if it is incorporated as a separate legal entity.

The establishment of FIEs requires the approval of various Chinese government authorities. Generally, the approval authority is determined on the basis of the total amount of investment involved and the location of the project in question. The State Council must approve restricted foreign invested projects having an investment of US$100 million or more, encouraged and permitted foreign investment projects having an investment of US$500 million or more.  Subject to the above, the State Development and Reform Commission and the Ministry of Commerce are authorized by the State Council to approve foreign investment projects under restricted catalogue having an investment of US$50 million or more, and foreign investment projects under the encouraged or permitted catalogue having an investment of US$100 million or more. Provincial authorities are authorized to approve projects less than the above thresholds under various catalogues.  However, companies which conduct exploration or mining will be required to obtain the approval of the Ministry of Commerce as required by doc. 70 issued by the State of Council in 2000.

Co-operative Joint Ventures

Cooperative joint ventures (“CJVs”) are a form of foreign direct investment in China and are governed by the Law of the PRC on Sino-foreign Cooperative Joint Ventures (implemented in 1988 and revised in 2000) and the PRC Sino-foreign Cooperative Joint Venture Law Implementing Rules (implemented in 1995) (collectively the “CJV Law”).  Foreign investment in mining in China may also take the form of Sino-foreign equity joint ventures or wholly foreign owned enterprises.  The CJV Law permits a CJV to choose to operate as a “legal person” by forming a limited liability company, subject to approval by relevant governmental authorities.  In that case, the limited liability company owns all of the CJV’s assets, and the liabilities of the investor are limited as provided in the cooperative joint venture contract entered into between them.  The CJV Law requires investors in a CJV to make an investment or other contribution, which may take the form of cash, material, technology, land use rights, or other property rights.  Investors must satisfy their contribution obligations within the time frame prescribed by their joint venture contract subject to applicable PRC regulations.  Failure to satisfy contribution obligations by investors may lead to penalty and even to the business license being revoked by the governmental authorities.  Profits of a CJV are distributed as agreed by investors in the CJV contract and distributions need not be proportionate to each investor’s contributions. The CJV contract also determines how liquidation proceeds are to be distributed when the CJV contract is terminated.

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

“Prohibited” projects include the exploration and mining of radioactive minerals, and rare earth.  Foreign investment is “permitted” if the exploration and mining of the minerals is included in the other three categories.  Subject to the Investment Guiding Regulations, foreign investment in the exploration and mining of minerals is generally encouraged, in particular in relation to minerals in the western region of China.

Until January, 2000, the production, purchasing, distributing, manufacturing, using, recycling, import and export of silver was strictly regulated by the Regulations of the People’s Republic of China on the Control of Gold and Silver.  Since then however, China’s silver market has been fully opened and silver is now treated as a commodity not subject to any special control or restrictive regulation by the State.  However, foreign investment in the exploration and mining of silver remains restricted.  China has adopted, under the Mineral Resources Law, a licensing system for the exploration and exploitation of mineral resources.  MOLAR and its authorized provincial or local departments are responsible for approving applications for exploration permits and mining permits.  The approval of MOLAR is also required to transfer those rights.

Applicants must meet certain conditions for qualification set by the State.  Pursuant to the Mineral Resources Law, the applicant for a mining right must present stated documents, including a plan for development and use of the mineral resources and an evaluation report of the environmental impact thereof.  The Mineral Resources Law allows individuals to excavate sporadic resources, sand, rocks and clay for use as materials for construction and a small quantity of mineral resources for sustenance.  However, individuals are prohibited from mining mineral resources that are more appropriate to be mined in scale by an enterprise, the specified minerals that are subject to protective mining by the State and certain other designated mineral resources, as may be determined by MOLAR.  Once granted, all exploration and mining rights are protected by the State from encroachment or disruption under the Mineral Resources Law.  It is a criminal offence to steal, seize or damage exploration facilities, or disrupt the working order of exploration areas.

Exploration Rights

Exploration permits are registered and issued to “licensees”.  The period of validity of an “Exploration Permit” can be no more than three years.  The Exploration Permit area is described by a “basic block”.  An Exploration Permit for metallic and non-metallic minerals has a maximum of 40 basic blocks.  When a mineral that is capable of economic development is discovered, the licensee may apply for the right to develop such mineral.  The period of validity of an “Exploration Permit” can be extended by application and each extension can be no more than two years in duration.  During the term of the Exploration Permit, the licensee has the privileged priority to obtain the mining right to the mineral resources in the exploration area covered by the Exploration Permit, provided the licensee meets the conditions of qualification for mining rights holders.  Further, the licensee has the rights, among others, to: (i) explore without interference within the area under permit during the permit term, (ii) construct exploration facilities, and (iii) pass through other exploration areas and adjacent ground to access the permitted area.

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

Mining Rights

Holders of mining rights, or “concessionaires”, are granted licenses to mine for maximum terms of 10 to 30 years, based on magnitude of the mining project.  The concessionaires may extend the term of a mining license with an application at least 30 days prior to expiration of the term.  The user fee for the mining right is equal to RMB 1,000 per square kilometer per year.  Where there is any prior State investment in or State sponsored geological work conducted on a mineral property, the State must be compensated based on the assessed value of the State input before mining rights can be granted.  Concessionaires enjoy the rights, among others, to: (i) conduct mining activities during the term and within the mining area prescribed by the mining license, (ii) sell mineral products (except for mineral products that the State Council has identified for unified purchase by designated units), (iii) construct production and living facilities within the mine area, and (iv) use the land necessary for production and construction, in accordance with applicable law.

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

Transferring Exploration and Mining Rights

A mining enterprise may transfer its exploration or mining rights to others, subject to the approval of MOLAR or its authorized departments at provincial or local level, as the case may be.  An Exploration Permit may only be transferred if the transferor has: (i) held the Exploration Permit for two years as of the issue date, or discovered minerals in the exploration block, which are able to be explored or mined further, (ii) a valid and subsisting Exploration Permit, (iii) completed the stipulated minimum exploration expenditure, (iv) paid the user fees and the price for prospect rights pursuant to the relevant regulations, and (v) obtained the necessary approval from the authorized department in charge of the minerals. Mining rights may only be transferred if the transferor needs to change the ownership of such mining rights because it is: (i) engaging in a merger or split, (ii) entering into equity or cooperative joint ventures with others, (iii) selling its enterprise assets, or (iv) engaging in a similar transaction that will lead to the alteration of the property ownership of the enterprise. A Mining Permit may only be transferred if the transferor has: (i) commenced production for no less than one year, (2) a valid and subsisting Mining Permit without title dispute, and (iii) paid the user fees,  the price for the mining right, resource tax and mineral resource compensation pursuant to laws.

Environmental Laws

In the past ten years, laws and policies for environmental protection in China have moved towards stricter compliance and stronger enforcement. The basic laws in China governing environmental protection in the mineral industry sector of the economy are the Environmental Protection Law, the Environment Impact Assessment Law and the Mineral Resources Law.  The State Administration of Environmental Protection and its provincial counterparts are responsible for the supervision of implementation and enforcement of environment protection laws and regulations.  Provincial governments also have the power to issue implementing rules and policies in relation to environmental protection in their respective jurisdictions.  Applicants for mining rights must submit environmental impact “assessments” and those projects that fail to meet environmental protection standards will not be granted licenses. In addition, after exploration the licensee must perform water and soil maintenance and take steps towards environmental protection.  After the mining rights have expired or the concessionaire stops mining during the permit period and the mineral resources have not been fully developed, the concessionaire shall perform water and soil maintenance, land recovery and environmental protection in compliance with original development scheme, or must pay the costs of land recovery and environmental protection.  After closing, the mining enterprises shall perform water and soil maintenance, land recovery and environmental protection in compliance with mine closure approval reports, or must pay the costs of land recovery and environmental protection.

Chinese-Foreign Co-Operative Joint Ventures

Legal Framework

Each of the various joint venture entities through which the Company may carry out business in China has been or will be formed under the laws of China as a Sino-foreign co-operative joint venture enterprise and is or will be a legal person with limited liability.  All joint ventures entered into, or to be entered into, by the Registrant must be approved by both the Ministry of Commerce (“MOC”) and the State Development and Reform Commission (“SDRC”) in Beijing or their provincial bureaus.

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

The MOLAR administers a new computerized central mineral title registry established in Beijing, which has streamlined the application for exploration and mining permits.  Under existing laws, in order to form a mining joint venture, foreign companies always complete two levels of agreements. In general, the first level of agreement is a letter of intent or a memorandum of understanding, which sets forth broad areas of mutual co-operation.  The second level of agreement is a joint venture contract that sets out the entire agreement among the parties and contemplates the establishment of a “Chinese Legal Person,” a separate legal entity.  Before a joint venture can be created, an assessment or feasibility study of the proposed joint venture must be prepared and approved by the SDRC or its provincial bureau. Therefore, upon completing a co-operation agreement, the parties prepare a feasibility study of the proposed joint venture and submit this feasibility study to the SDRC for the project verification, the granting of which depends upon whether the proposed project broadly conforms to the economic policy issued by the government and any prescribed regulations.

Upon receiving this approval in principle, the parties then negotiate and prepare a joint venture contract and submit it to the MOC, or its provincial bureaus, which approves the specific terms of all joint venture contracts between Chinese and foreign parties.  Within one month after the receipt of a certificate of approval from MOC, a joint venture must register with the State Administration of Industry and Commerce (the “SAIC”).  Upon registration of the joint venture, a business license is issued to the joint venture.  The joint venture is officially established on the date on which its business license is issued.  Following the receipt of its business license, the joint venture applies to the MOLAR to approve and grant to the joint venture its exploration permits and/or mining licenses.

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

Employee Matters

Each joint venture entity is subject to the Chinese employment laws and regulations.  In compliance with these laws and regulations, the management of the joint venture enterprise may hire and discharge employees and make other determinations with respect to wages, welfare, insurance and discipline of its employees.  Generally, in the joint venture agreement, the standard of salary, social welfare insurance and traveling expenses of senior management will be determined by the board of directors of the joint venture entity.  In addition, the joint venture will establish a special fund for enterprise development, employee welfare and incentive fund, and a general reserve.  The amount of after-tax profits allocated to the special funds is determined at the discretion of the board of directors on an annual basis.

Distributions

After provision for a reserve fund, an enterprise development fund and an employee welfare and incentive fund, and after provision for taxation, the profits of a joint venture enterprise will be available for distribution to the Company and its other shareholders, such distribution to be authorized by the board of directors of the joint venture entity.

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

Resolution of Disputes

In the event of a dispute between the parties, attempts will be made to resolve the dispute through consultation. This is the practice in China and the Company believes that its relationship with Chinese governmental entities is such that it will be able to maintain a good working relationship with respect to the operations of its joint venture enterprises.  In the absence of a friendly resolution of any dispute, the parties may agree that the matter will be settled by an arbitration institute.  The parties may jointly select an arbitration institution to resolve disputes in the joint venture contract if it has been stated in the joint venture contract or when the dispute is raised.  Awards of the arbitration institute are enforceable in accordance with the laws of China by Chinese courts.   In the absence of a valid arbitration agreement, both parties or either party may decide to resort to Chinese courts to resolve disputes between the parties over the terms of the joint venture contract.

Expropriation

The Chinese Joint Venture Law also provides that China generally will not nationalize and requisition enterprises with foreign investment.  However, in special circumstances where demanded by social public interest, enterprises with foreign investment may be requisitioned by legal procedures, but appropriate compensation will be paid.

Division of Revenues

Revenues derived from operating joint ventures, once all necessary agreements, permits and licenses are obtained, will be divided between the Company and the entities which are parties to the joint venture according to the terms of each individual joint venture, which terms will vary from project to project.  The Company will be subject to various taxes on its revenues.

C.

ORGANIZATIONAL STRUCTURE

Minco Gold was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name “Caprock Energy Ltd.”  On February 19, 1996, current management acquired its interests in Minco Gold pursuant to the “PCR Agreement,” and the “Teck-Cominco Agreements”.  The following chart sets forth the Company's corporate structure, including its significant subsidiaries, related parties and their jurisdictions of incorporation along with the various mineral properties held by each of them, as at the date of this Annual Report:

INTERCORPORATE RELATIONSHIPS

MINCO GOLD CORPORATION

(formerly “Minco Gold & Metals Corporation”)

Public
MINCO GOLD CORPORATION
75%
51%
100%
45%
Inner Mongolia Huayu-Minco Mining Co. Ltd.
Minco Mining (China) Corporation
Yuanling Minco Mining Limited
MINCO SILVER CORPORATION
100%
75%
100%
75%
80%
Gansu Keyin (JV)
Gansu Minco Mining Co. Ltd.
Inner Mongolia Damo Mining Co. Ltd. (Damo Mining) (JV)
Fuwan Silver Project
BYC Gold Project(2)
Changkeng (1)
White Silver Mountain(3) & Anba
13 Yangshan Properties
Minco-Qinqi Project
Jinniushan Gold Mine (Gold Bull Mountain)
Gobi Gold Project(4)
Gold and Other Minerals
Changkeng Property Silver Mineralization

Notes to Intercorporate Relationships:

(1)

GGEDC is owned and controlled by the Guangdong Geological Bureau of the PRC government.  GGEDC has a 19% interest in the Changkeng Property.  Zhuhai Zhenjie Development Ltd. has an 18% in the Changkeng Property.  Fosman Baojiang Non-Ferrous Metals Corp. has an 10% in the Changkeng Property.  Guangdong Gold Corporation currently holds 2% of the Changkeng Property.

(2)

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

(3)

The Company currently has a 63% equity interest on the White Silver Mountain project.

Notes to Intercorporate Relationships:  (Continued)

(4)

In 1999, the Company and its’ Joint Venture Partner created Inner Mongolia Damo Mining Co. Ltd., a fully-licensed Sino-foreign co-operative joint venture ("Damo Mining"), to explore for metallic  mineral  deposits within the Inner Mongolia Autonomous Region. The Gobi Gold Project holds exploration through Inner Mongolia Damo Mining Co. Ltd. (Damo Mining). The Company has the right to acquire a 75% equity interest in Damo by spending approximately US$2,500,000 on exploration and development over four years. Minco has earned a 57% in the project to date.

D.

DESCRIPTION OF PROPERTIES

The Company plans to develop its base metal projects (currently White Silver Mountain) in Minco Base Metals while retaining its gold projects (Changkeng, BYC, Gobi, Yangshan, Anba, Western Extension of Yangshan) in Minco China under the main umbrella company, Minco Gold. The following is a discussion of the properties that Minco Gold holds directly and through its subsidiaries.

I.

CHANGKENG GOLD PROPERTY

The detailed history and background of Minco Gold’s Changkeng Gold Property is disclosed above under “The Changkeng Joint Venture”.

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

1992

Geochemical soil sampling and mercury survey over the Luzhou-Shizhou area of 24 square kilometers to the south of Changkeng-Fuwan gold and silver deposits were conducted at 1:10,000 scale.  Test drilling over two geochemical anomalies intersected silver mineralization at Deiping and Luzhou areas.

1993

Seismic and electrical surveys were conducted along nine profiles over the Luzhou-Shizhou area.  Sections with good potential for gold and silver were delineated.

Exploration plan for 2007

With the completion of all government approvals, an extensive exploration program has been planned to delineate the mineralization. It is hoped that this will expand the existing resource base, upgrade the inferred resource estimates and provide a basis metallurgical testing preparatory to initiating a feasibility study. At Changkeng, approximately 10,000 metres of infill drilling is planned to upgrade the current inferred resources to the measured and indicated categories. Geotechnical, environmental, and mining plant studies are also proposed. A pre-feasibility study will then be initiated.  The establishment of the Ming-Zhong JV and the application to transfer the title of Changkeng from No. 757 Exploration Team to the Ming-Zhong JV or Minco China are still going through various government approvals. Full implementation of the proposed exploration program will depend on how soon the approval will be finalized.

II.

LONGNAN PROPERTIES (YANGSHAN, YEJIABA AND XICHENG EAST PROJECTS)

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 13 exploration permits in Longnan region of south Gansu Province. Ten of the permits are located in the Yangshan belt situated east and north of the Anba deposit.  Three permits are located in a geological terrain immediately north of the Yangshan belt and are referred to as the Xicheng East permits.  All 13 exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar that at Anba and other gold deposits in the region.

Yangshan Project Area

The geochemical data in the Company’s stream sediment sampling program at the northeast extension of the Anba gold deposit, outlines 20 composite anomalies of Au, As, Sb or Ag which have been delineated in the survey area.  The gold anomalies coincide with strong As and Sb values located in a Devonian clastic rock unit closely associated with a regional arcuate fault structure.  The structural and geological setting and geochemical features of these anomalies are comparable to those of the known areas of gold mineralization along the Yangshan gold trend.

Yejiaba Project Area

14 composite anomalies in stream sediment samples have been delineated in the Yejiaba project area, a belt parallel to and north of Yangshan.  The largest composite anomaly, the Madigou anomaly, is 23 square kilometers in area and characterized by coincident Au, Ag, As, and Sb values.

Xicheng Project Area

Xicheng Project Area is located at the east extension of the well-known Xicheng Pb-Zn metallogenic belt northeast of Yejiana. 11 composite anomalies have been delineated in the project area. The largest anomaly is about 16 square kilometers in area and consists of coincident Au, Ag, Pb and Zn values. For the Xicheng East area as a whole, good potential for gold, silver, lead and zinc is indicated.  Ten of the most significant anomalies characterized by coincident Au, Ag, As & Sb values in favourable geological terrains had been selected for the first-round follow-up.  The samples above were analyzed for Au, Ag, As. Sb, Bi, Cu, Pb, Zn, W, Mo, Ba and Hg at the central lab of the Institute of Geophysical and Geochemical Exploration in Langfang, Hebei province. Analytical quality was controlled by inserting reference samples and duplicate samples in each 20-sample batch.  In November 2006 the Company announced that significant gold, silver, antimony, lead and zinc mineralization had been discovered in all the three sub-project areas, including the following most significant mineral occurrences:

Minco completed a reconnaissance program over several major semi-regional geochemical anomalies discovered last year. Field work in this program has included sketch mapping, sampling along traverse lines over selected anomalous areas, and infill sampling along selected anomalous drainage. Significant gold, silver, antimony, lead and zinc mineralization has been discovered in all the three sub-project areas, including the following most significant mineral occurrences:

Yuezhao Gold Occurrence:  This area covers approximately 12 square kilometers and is located on the northeast extension of the Yangshan Gold Belt.  The regional structures and host units extend directly into Minco’s exploration area at the northeast extension of the Belt.  The regional arcuate structural trend controls the distribution of a number of sedimentary-hosted gold deposits in South Gansu and North Sichuan provinces.  The Yuezhao gold occurrence was discovered through follow-up work on a regional gold anomaly on the east extension of the Yangshan project area. Geological mapping and surface trenching that was conducted in 2006 identified two major gold mineralized zones in the highly schistose and silicified carbonaceous phyllite and silty phyllite.  Zone ZT-1 has been traced for about 1,000 metres (m) at surface along the NE60-70° strike direction and varies from 2.0m to 3.6m in width with an average gold grade of 1.52 grams per tonne (g/t).  Zone ZT-2 was located 35m north of zone ZT-1, has been traced for more than 400 metres on surface, and varies in width from 1.3m to 6.1m with an average gold grade of 3.54g/t.  The Company begand exploration drilling on May 2, 2007.  The Phase I diamond drilling program consists of approximately 1,500 metres in 7 holes to test the down dip extension of the known surface mineralization previously delineated in trenching.

A Phase II program consisting of infill and step-out drilling will be planned based on the Phase I results.  In addition, Minco’s field crews are presently conducting detailed surface work and defining drill targets at the Yangshanli and Chachashi areas.

Chengjiagou Ag-Au-Pb Occurrence:  Mineralization occurred in Devonian carbonaceous slate in an abandoned artisan adit in the Xicheng East sub-project area. Two samples returned 133.3g/t and 567.4g/t Ag, 0.39 and 0.52g/t Au, 4.25 and 7.07% Pb, 0.1 and 0.38% Zn, 0.2 and 0.3% Cu respectively.

Yangjiagou Ag-Au-Pb and Antimony Occurrences:  Mineralization occurs in the Devonian carbonaceous slate in the Yejiaba sub-project area. A grab sample from a mineralized outcrop in carbonaceous slate returned 137g/t Ag, 0.87g/t Au and 2.6% Pb.

In June the Company’s Phase II program was initiated on the basis of the results and discoveries from Phase I program which consisted of the following:

The Yangshan Sub-project Area:  Obvious gold anomalies were detected in soil samples, including several peak values from 0.5 to 0.7g/t Au.  Sketch mapping is being carried out over the delineated soil anomalies to further define trenching targets.  A total of 20 km2 at the Lijiashan and the Caopoli areas will be mapped to follow up the semi-regional stream sediment anomalies at the west end of the Yangshan sub-project area.

The Xicheng East Sub-project and Yejiabou Sub-project Area:  A routine geochemical soil sampling and sketch mapping program was conducted along traverse lines perpendicular to the general strike of major structures.

2005 Exploration Program

In August 2005, the Company initiated a semi-regional stream sediment geochemical survey within the six Yangshan permits, four Yejiaba (previously called Guojiagou) permits, and three Xicheng East permits.  The survey covered approximately 913 km2 and involved collection of 3,036 stream sediment samples from active drainages at a density of approximately 3 to 4 samples per km2.  Fractions from -20 to +60 mesh of each sample were prepared at the field camp and all the prepared samples were sent to the Central Laboratory at the Institute of Geophysical and Geochemical Exploration in Langfang for analysis of Au, Ag, As. Sb, Bi, Cu, Pb, Zn, W , Mo, Ba and Hg. All of the assay data of the samples were received in middle January 2006. Minco geologists have completed data compilation and prepared an exploration proposal for the coming field season. 20 geochemical Au, As, Sb and Ag anomalies were delineated in the famous Yangshan gold trend, 12 geochemical anomalies in Yejiaba area and 11 anomalies in the Xicheng East area. Among these the 10 most significant anomalies characterized with high overlapped and continuous Au, As, Sb values have been identified at the geologically favorable terrains in the Yangshan, Xicheng East and Yejiaba permits. Exploration programs in 2006 have been focused in following up these most significant anomalies by infill sampling, sketch mapping, and trenching. It is expect that several drilling targets will be generated by the end of 2006.

Reconnaissance investigation over the semi-regional geochemical anomalies was initiated in late March 2006 and significant mineral occurrences of gold, silver, antimony, lead and zinc have been discovered during the preliminary follow-up. Current exploration activities at Longnan region have been mainly focused on sketch mapping, grid and infill soil sampling and trenching in and around the discovered mineral occurrences.

2006 Exploration Program

Up to middle December, 2006, three phases of exploration programs were completed in the Longnan project area.

•

Phase I Program:

Ten of the most significant multi-element anomalies in the favourable geological terrains were selected for a reconnaissance follow up by Minco geologists from late March to early May as Phase I program in 2006. The Phase-I program was focused on the reconnaissance investigation of the availability of favorable geology and the repeatability of the geochemical anomalies at the selected major semi-regional geochemical anomalies sparsely distributed over the 1100 km2 project area. Field work at this stage has included sketch mapping and sampling along traverse lines across the selected anomalous areas and infill sampling along selected anomalous drainages. Significant evidence of gold, silver, antimony, lead and zinc mineralization has been discovered in all the three sub-project areas.

•

Phase II Program:

The Phase II program at Longnan project area was initiated in early June 2006 on the basis of the results and discoveries from the Phase I program. The Phase II program has been focused in the Yangshan sub-project area, including (1) sketch mapping at the 12 km2 Yuezhao area where a gold occurrences was discovered in Phase I program, (2) soil sampling along drainage at the 42 km2 Yangshanli area where the largest and strongest Au, As and Sb anomalies were delineated with  stream sediment sampling, and (3) reconnaissance investigation of the unchecked geochemical anomalies located in geologically favourable terrains in the Yangshan sub-project area. It has been discovered that gold mineralization at an abandoned tiny pit at the Yuezhao gold occurrence is more than 10 meters in width and contains 1 to 7.3g/t Au. The mineralization zone can be traced for about 1000 meters along strike in the Yuezhao area. Peak values of 0.1 to 0.7g/t Au were detected in quite a few soil samples in the Yangshanli survey area.

•

Phase III Program:

The Phase III program was organised in the middle September 2006. The on-going Phase III program includes 110 km2 drainage soil sampling at density of about 50 samples per square kilometers in the Yangshan, Yejiaba and Xicheng East sub-project areas, 24km2 grid soil sampling at density of 125 samples per square kilometer and sketch mapping over major geochemical gold anomalies in the Yejiaba and Xicheng East sub-project areas, detailed mapping, trenching and sampling at the Yuezhao gold occurrence and the Yangshanli multi-element geochemical anomaly at the Yangshan sub-project area.

Two ore bodies, ZT-1 of 840m in length and ZT-2 of 400m in length, have been delineated by surface trenching over the south zone at the south mineralization zone of the Yuezhao occurrence. Intersections of gold mineralization in trenches vary from 1.4g/t to 10.6g/t Au in grade and from 0.89m to 7.13m in width.

Nine composite Au-As-Sb-Ag anomlies have been delineated in the Yangshanli area and peak values from 0.1 to 0.8g/t Au have been detected in soil samples in most of these soil anomalies. Five alteration and mineralization zones characterized with structural breccia, chloritization, silification, pyritization and limonitization and anomalous gold from 0.1 to 0.65g/t Au in silty phyllite and phyllite within the delineated gold anomalies. Preliminary following up for the area where peak value of 0.8g/t Au was detected in soil has defined an alteration zone of 400m in length and more than 10 meters in width. A gold mineralization zone of 200m in length and 1 to 2m in width with grade from 1 to 3g/t Au was further delineated within the alteration zone.

In the Chachashi area of the Xicheng East sub-project area, a significant anomalous zone of 1000m in length and 400m in width was contoured with a threshold of 0.5g/t Ag in soil samples at the contact zone between granite intrusion and Proterozoic metamorphosed siltstone and sandstone.  12 soil samples within the anomaly contain 5 to 15g/t Ag and 0.1% Pb and Zn.

2007 Exploration Program

An aggressive trenching and drilling program has been proposed over the Yuezhao and the Yangshanli areas in the Yangshan sub-project area and the Chengjiagou and the Chachashi areas in the Xicheng East sub-project area in 2007. Following up for the significant regional stream sediment anomalies will also be continued over all the three sub-project areas. Field work began in late March and drilling at Yuezhao was initiated in late April 2007.

III.

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

Concession

License Number

Area (km)

Guanniuwan (“GNW”)

6200000330184

9.14km2

Hongyangou (“HYG”)

6200000310260

26.58km2

Guojiagou (“GJG”)

6200000320186

17.16km2

All of these areas are located in the Yangshan Gold Field.  The Company will have the right to earn a 75% equity interest in the three areas through a joint venture.  The total initial investment by the Company in the joint venture will be 7.5 million RMB (approx. US$960,000), 75% contributed by the Company and 25% contributed by GBGE (being the consideration for vending in the Exploration Permits they hold on the three areas).  A joint venture contract was signed subsequently on March 1, 2004. Total expenditures funded by the Company from inception to December 31, 2006 are $441,584.  Minco Gold is in the process of obtaining the required government approval, including a business license and exploration permit transfer for the three properties.  The documents for the exploration permit transfer have been submitted. Once the exploration permit is transferred from No. 2 Exploration Institute to Qinqi, then the Gansu JV may start the title transfer from Qinqi to the JV. At that point, Minco Gold will recommence its exploration program.

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

Access to the GNW license is via a paved road along the Baishui, or White Water River about 20 kilometers westerly up the river from the County Seat at Wenxian. Access to the edge of the HYG license is along the same road approximately 20 km upstream. Within the GNW, concession access is by two dirt roads up from the river valley into the area where mining is being undertaken.  There is no wheeled access to any part of the HYG license which is precipitous and difficult.  Helicopter transport is not an option.  The GJG license is in a remote, mountainous part of the Gansu Province.  Access is by poor road south approximately three hours from the County Seat at Lixian and then by a precipitous road three hours south and west over a mountain range.  Normal wheeled access would be impossible in the rain or snow and the exploration season is from approximately April through October, dependent on weather conditions.  Hydro-electric power is generated between the GNW and HYG license areas.  Only small-capacity lines are available near the GJG.

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

While there is some uncertainty in the exploration work which is brought about by the failure of the mining test to recover a significant amount of gold, the continuing activity by illegal miners shows that gold in economically interesting amounts occurs in areas covered by the geochemical and trenching data.  In the intervening years several hundred illegal miners in over one hundred small groups have entered the property, extensively mined the South Zone, and have discovered and are mining an extension of the mineralization in a zone about two kilometers to the west.  Various other smaller mining locations can be seen scattered about the license area.  The miners are using cyanide leaching to process the oxidized ores being recovered from numerous adits and pits.  Technical details of this work do not exist, but it is likely that much of this oxidized material has been moved and processed using hand carts and small tractors.

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

Hongyangou (HYG)

The HYG area is approximately 20 kilometers north from GNW and is mapped as being in the same Middle Triassic sequences as the GNW.

Guojiagou (GJG)

At GJG, Triassic limestone and fine clastic sediments have been altered to marble, hornfels and minor skarn by an elongate granodiorite intrusion.  The intrusion has bowed the flanking sediments into an antiform over a three kilometers distance and produced a series of north-south trending faults.  Skarn observed in the area of most interest is in the form of a weak fine grained greenish rusty endoskarn, while the hornfels is fine grained tremolite with patchy fine grained biotite.

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

2004 Exploration Program

At Goujiagou, a soil sampling program on a 100 metre by 40 metre grid was completed in late 2004.   Sample results outlined a strong and coherent gold anomaly with coincident arsenic and antimony.  The association of arsenic and antimony with gold is noted at many of the larger sediment-hosted, disseminated gold deposits in the Qinling gold field and differentiates the Goujiagou mineralization from less significant mesothermal, shear zone related gold systems that are also present in the region.  The anomaly is about 4 kilometers long and 400 to 1,000 metres wide, based on a 40 ppb gold threshold.  This east-west trending gold anomaly is along the altered contact zone between Triassic limestone and fine-grained clastic sediments and spatially associated with an elongate granitic intrusion. Several soil samples yielded over 4 grams per tonne gold.  Follow-up trenching to test the soil anomaly encountered values of 1 to 6 g/t gold within a 7 metre long trench.  These results are very preliminary and further trenching is required to fully test the anomalous zone.

2005 Exploration Program

An underground aditting program was completed on the Guanniuwan permit by the No. 2 Exploration Institute of Gansu Province but the results were not made available to the Company.

2006 Exploration Program

The Company did not perform any work on the Property during 2006.

IV.

ANBA PROPERTY

Gansu Keyin Mining Co. Ltd. and Minco Gold’s joint venture (“Keyin”), signed a joint venture agreement in principal with the Gansu provincial government and two other companies in October 2003 for the exploration and development of the Anba gold property in the Yangshan gold field (the “YGM JV”).  Under the agreement, Keyin can earn 40% interest in the YGM JV through investment of approximately $3.5 million over five years.

The exploration permit for the Anba gold property, which expired in June 2006, is in the process of being extended and will then be transferred to the YGM JV once the definitive joint venture contract has been signed and all requisite approvals for the registration of the joint venture have been obtained. The YGM JV has applied for a business license.

In April 2004, the board of directors of the YGM JV agreed to pay 3 million RMB (approximately $440,000) to Lan Zhou Qun Ying Ltd. ("Qun Ying") so that it might prepare for the transfer of the exploration permit to the YGM JV. Keyin and its Chinese partners each contributed 1.5 million RMB (approximately $220,000) towards this end. If Qun Ying could not fulfill the duties within six months, the 3 million RMB was to be returned to the YGM JV.  Qun Ying was unable to fulfill all the required duties and the YGM JV has authorized other persons to continue the work for the exploration permit transfer.  The YGM JV has also demanded the return of the 3 million RMB advanced to Qun Ying. Of this amount, 1,500,000 RMB (approximately $220,000), representing Keyin’s portion, is recorded as a receivable in the Company’s consolidated accounts, however a provision for doubtful accounts for the full amount has been set up due to the uncertainty of collecting this amount.  Total expenditures funded by the Company on the Anba gold property from inception to December 31, 2006 are $477,481 (from inception to Decemebr 31, 2005 $473,272).

The Company does not consider the Anba gold property to be a material property and no further expenditures are planned until a definitive joint venture contract has been signed and all requisite approvals for the registration of the joint venture have been obtained.

V.

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

In 2003, Minco Gold entered into a letter agreement with New Cantech whereby New Cantech acquired two options to acquire up to a 60% interest in Minco Gold’s BYC Gold project in Inner Mongolia, China.

The first option is exercisable to acquire a 51% interest in the BYC property by issuing 500,000 common shares in the capital stock of New Cantech and by spending $2.4 million in exploration over three years.  The agreement was amended in March 2004 and in April 2005 so that New Cantech could exercise the first option by issuing to Minco Gold 500,000 common shares in the capital stock of New Cantech and by incurring a total of 12 million RMB (approximately $1.76 million) in three installments as follows:

1)

2 million RMB (approximately $294,000) on or before March 22, 2005, which has been completed;

2)

4 million RMB (approximately $588,000) on or before March 22, 2006 of which $487,588 had been advanced as of March 13, 2006; and

3)

6 million RMB (approximately $881,000) on or before March 22, 2007.

The second option is exercisable to acquire a further 9% interest in the property by bringing the project to pre-feasibility stage. The BYC project has all permits necessary to pursue exploration on this property.  Pursuant to the letter agreement, New Cantech has issued common shares of New Cantech to Minco Gold as follows:

•

September 2005 – 50,000 common shares at $0.30 per share for $15,000;

•

May 2005 - 100,000 common shares at $0.21 per share for $21,000; and;

•

Year ended December 31, 2004 - 250,000 common shares at $0.34 per share for a value of $85,000 and 100,000 common shares at $0.37 per share for a value of $37,000

Total expenditures funded by the Company from inception to December 31, 2006 are $835,437 (from inception to December 31, 2005 $700,063).  On October 3, 2006, the Company and New Cantech entered into a termination agreement, therefore as of the date of this Annual Report New Cantech has no interest in the property.

This large property covers approximately 100 individual gold showings related to shear-hosted fracture systems within or peripheral to an elongate granite intrusion. The focus of recent exploration has been the “North Zone”, which is located on the north-west contact of the granite intrusion. Illegal local miners had removed approximately 400,000 tonnes of near surface oxide ore before being expelled by authorities. In New Cantech’s program, six diamond drill holes were drilled in 2004 aggregating 1,434.5 metres in the North Zone and its north-east projections.  Geological mapping, trenching and sampling was completed in 2004 and 2005 to supplement diamond drilling information and contribute to understanding controls on mineralization.

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

a)

Houxiaonuqi gold property in Wulateqianqi of Inner Mongolia (Permit No. 0100000520051 expiring April 7, 2007); and

b)

Dongwufenzi gold property in Wulateqianqi of Inner Mongolia (Permit No.  0100000520052 expiring April 7, 2007).

Property Description and Location

The BYC gold project is located at the central section of the north margin of the North China Platform and the eastward extension of the well-known Tianshan metallogenic zone in China.  The zone hosted several important gold-producing regions in North China and extends to the famous gold metallogenic zone in the former Soviet Union republics where several world-class gold deposits have been developed.  The project area is about 50 kilometers northwest of Baotou, the largest rare-earth producing city in the world, and very close to a railroad that connects to the national railway system.  The original discovery of gold was made in late 1980s by follow-up of a regional geochemical gold anomaly that covered an area of more than 100 square kilometers.  More than 100 surface gold showings were delineated in an area 12 kilometers long and 3 kilometers wide.  Some of the showings returned very high values. Like many areas of new gold discoveries this triggered the widespread illegal artisanal mining activities for the surficial portions of the gold showings over the entire area. Recently, all the illegal mining activities at BYC gold project were banned by the government as a nationwide law enforcement program.

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

Exploration and Development Operations

2004 Exploration Program

Exploration Review:

In the field programs at BYC Gold project area in 2004 and early 2005, a structure-controlled mineralization zone was defined within the Dongwufenzi permit at the northern part of the BYC Gold project area. The mineralization zone is about 2km along strike and characterised with intersections of 1-5 g/t gold zones in numberous trenches and widespread artisanal mining pits along the zone.

A test drilling program with six holes was carried out in 2004 at the west end of the zone where the largest mining pit is located. Uncontinuous structure-controlled gold mineralization zones were intersected in five holes. Two high-grade zone of 73g/t gold over 1.5 metres and 38g/t over 1.7 metres were intersected beneath the largest artisanal pit in DH6.

Surface sampling over the artisanal mining pits at the east section of the mineralization zone was conducted by Minco geologists in May and June of 2005, and it is found that the mineralization zone at surface is generally from 2 to 6 metres in width and with grade from 1.2 to 4.98g/t gold. Results of pit sampling by Minco geologists are comparable with the previous trenching results provided by the Chinese partner.

A diamond drill program consisting of 1,323 metres was initiated in the fourth quarter of 2005 and all diamond holes were drilled.  This program was designed to test new areas of mineralization exposed by illegal mining activity to the northeast strike extension from the major artisanal pit.  In the four holes drilled in 2005, all of them intersected the 100m-wide shearing zone which hosts gold mineralization within the altered and sheared granite in the north zone. Eight gold mineralization zones were intersected within the wide shear zone, and individual gold zone is from 1.4 to 4.7m in width and contains 1 to 10.46g/t gold. It is confirmed that the gold mineralization within the shear zone extended at least for more than 2,000 metres along strike at both surface and depth.

2007 Exploration Program

Exploration program in 2007 will consist of detailed structural geological mapping by an experienced structural specialist to identify structural controls on gold mineralization; Structural targets will be further tested by surface trenching.

VI.

GOBI GOLD PROPERTY

The Company acquired its earn-in rights to the Gobi gold project, located in western Inner Mongolia in the south Gobi Desert, China, in 1999.  The Company has the right to acquire a 75% equity interest in Damo Mining Co. Ltd., who was assigned the licenses on the project, by spending approximately US$2,500,000 on exploration and development over four years.  Total expenditures funded by the Company from inception to December 31, 2004 are $1,472,158 as compared to December 31, 2005, $1,487,540.  Total expenditures funded by the Company from inception to December 31, 2006 are $1,498,691. The Company has earned a 57% project interest as at December 31, 2006.

During 1998 a regional exploration and property evaluation was carried out in the Inner Mongolia on the Gobi gold project culminating in the joint venture agreement in 1999 between the Company and the Exploration Institute of Land and Resources of Inner Mongolia ("EILR").  In 1999, the Company and EILR created Inner Mongolia Damo Mining Co. Ltd., a fully-licensed Sino-foreign co-operative joint venture ("Damo Mining"), to explore for metallic  mineral  deposits within the Inner Mongolia Autonomous Region. Initially, Damo Mining will focus on exploring its existing license holding that covers 550 square kilometers. The Damo Mining joint venture agreement allows the Company to earn up to a 75% interest in joint venture by spending US$2.5 million on exploration on the Gobi gold project over four years.  In the event the Company does not spend the specified amounts, its interest in the joint venture agreement may be subject to being capped by a predetermined formula as set out in the joint venture agreement.

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

Property Description and Location

The 550 square kilometer Gobi gold project is located in the Gobi Desert of western Inner Mongolia, approximately 300 kilometers north of Yinchuan, the capital city of the neighboring Ningxia Province, and 900 kilometers northwest of Beijing.  The Gobi gold project is situated along the eastern extension of the Tian Shan Gold Belt, which hosts important deposits in Uzbekistan and Kyrgystan to the west.  World-class, sediment-hosted gold deposits occurring in the Tian Shan Gold Belt include

Murantau with a resource of 140 million ounces gold (site of the Newmont Dump-Leach Project), Kalmakya with 26 million ounces gold and 13 million tons of copper, and Kumtor with 13 million ounces gold which is a Cameco operated mine.

The Gobi gold Project is the culmination of a series of regional exploration programs undertaken by the EILR. EILR carried out a broad program of stream and drainage sampling.  This program highlighted several areas with gold concentrations some of which were followed up by mapping, prospecting and more closely spaced geochemical sampling.

Geological Setting

The Company believes that the potential for discovering more extensive, near surface skarn mineralization is good, given the limited exploration that has taken place beyond the surficial oxide zones. An initial  program of detailed ground  magnetic  surveys  combined with geological mapping  was  completed  to  give  better  resolution  of  features  controlling mineralization.  Other prospects identified in the license blocks from regional geochemical surveys have had limited to no follow-up work. Known mineralization is developed in calcareous sedimentary units and proximal to small felsic intrusions.  Field examination of two prospects visited in 1999 showed features indicative of skarn style mineralization.  The 2000 exploration program involved ground magnetic surveys and geological mapping over the two identified skarn prospects to establish drill targets. Field-checks of the remaining geochemical anomalies were conducted.  The 2002 drill program tested results from previous exploration programs and 2003 fieldwork involved more drilling on the most favorable targets.  Total expenditures from inception to December 31, 2006, funded by the Company were $1,498,691, as compared to December 31, 2005 $1,487,540 and $1,472,158 as at December 31, 2004.

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

2007 Exploration Program

For the exploration year of 2007, a 2,000m drilling program has been proposed to evaluate exploration potential in areas where surface gold mineralization has been discovered in the geologically favorable terrain within the permit. The drilling program will be primarily focused on tracing the strike and dip extensions of the thick low-grade gold mineralization intersected in the previous drilling program.

JINNIUSHAN GOLD PROJECT

(Gold Bull Mountain Project)

On November 14, 2006 the Company announced that its wholly-owned subsidiary, Minco Mining (China) Corportion (“Minco China”) had acquired a mining license on the Jinniushan Gold Mine (Gold Bull Mountain), covering 0.18 km2, and an exploration permit (16.68 km2), covering the strike extension of the Jinniushan Gold Mine.  Total consideration for the acquisition of the mining license and the exploration permit was approximately US$1 million.  The Company at the time of the announcement was in its final stage of the due diligence on the project and the acquisition is subject to regulatory approval.  Minco China has incorporated a local operation subsidiary in Hunan and the Gold Bull Mountain mining licenses were transferred to its subsidiary.

The 16.86 km2 GBM gold project covers most of the Jinniushan gold mineralization belt which extends for more than 15 kilometers and is recognizable with the distribution of abandoned artisan mining adits and tunnels. The Gold Bull Mountain mining license is located in the middle of the belt.  High grade quartz-vein style gold mineralization is hosted in the late Proterozoic sandy slate characterized with obvious silification, seritization and pyrititization.  The Company commissioned the preparation of a NI 43-101 report on the Jinniushan Gold Project. The technical report dated December 28, 2006 was prepared by Peter G. Folk, P. Eng., of 280 Wood Dale Drive, Comp. 47, Site 21, Mayne Island, B.C., Canada, V0N 2J0.  The technical report was prepared under the guidelines of Canadian National Instruments 43-101.  The Company filed the Updated 43-101 technical report on January 3, 2007 via SEDAR.  Peter G. Folk has consented to the inclusion of this information and has authorized the relevant contents.  The information below is from the December 28, 2006 Technical Report.

Summary

The Jinniushan gold project, located in the western part of Hunan Province in the People’s Republic of China, consists of a 0.178 km2 mining permit and a contiguous 16.78 km2 exploration permit along strike.  These permits have been acquired by a wholly-owned Chinese subsidiary of the Company for a total consideration of about CDN$1,210,000 (which includes a Mining License and exploration permits) and have been transferred into a local subsidiary in Hunan Province.  The area under Minco control represents a portion of an historical mining district, which has been in periodic production utilizing small-scale artisanal methods since before the formation of the modern China in 1949.  Gold-quartz mineralization occurs primarily within reverse-brittle-ductile-shear veins in a compressive environment within Proterozoic sedimentary rocks.  Most of these dip to the southeast parallel to a nearby mapped thrust fault which occupies the contact between Proterozoic and Cretaceous to Tertiary sandy sediments.

The project has some geological similarities (age and type of host rocks and similar structural regime) to an important, deep Au-Sb-W underground mine about 6 km to the southeast but the Jinniushan area lacks Sb and W.  To date Minco has re-opened, surveyed, mapped and sampled accessible portions of the primary historical underground mine on the acquired mining permit.  This work has identified accessible areas within the mine that warrant further exploration and development.  Since it appears that the upper portions of the mine have been mined out, the future of the mine depends upon exploration down-dip.  At the time of writing a program to evaluate the multitude of mine works, trenches and adits on the exploration permit had just started.  Work to date has shown the presence of significant gold values which, however, contain within the assay distribution a significant “nugget effect” which will have to be contended with by careful sampling and fire assaying.  A surface program to evaluate the potential of the contiguous exploration permit complements a recommended program of underground development and drilling on the mining permit.  A two-stage budget of $1,677,000 is proposed with the first phase totaling $600,000.

Property Description and Location

Through a 100% owned subsidiary, the Company has purchased, in eastern Hunan Province, China, a 0.178 km2 mining permit and a contiguous 16.78 km2 exploration permit along strike.  The mining permit is located at 1100 40’ 15’’ east longitude and 280 38’ 15’’ north latitude, 40 km from the county seat of Yuanling.  The mining permit was transferred to the Minco subsidiary from the former state-owned Jinniushan Gold Mine and the exploration permit was acquired by taking over a private company.  Both permits are valid until mid-2009 and renewable thereafter.  Annual fees, relating to the area of the permits held, are less than $2,500 per year.  The law requires local compensation for temporary use of land for mining and exploration purposes; however, habitations and land under cultivation form only a small part of the whole area and are not considered to present a significant liability.  A China Compensation Fee on gold mined is 2% of net smelter revenue.

The mining permit is completely surrounded by the exploration permit and is defined by surveyed coordinates. Exploration permits in China are “paper staked” and can be defined by hand-held GPS units.  Being small underground mine workings of limited extent, the environmental liabilities that have been created by the various mining works are, in a Chinese context, not considered to be significant.  On exploration permits, the local (county) government is to be informed when work is to start and is in charge of some dealings with the local citizens.  For example at Jinniushan the local county government must deal with a small group of “illegal” miners said to be operating within the permit area.  Allowed underground work has been in progress for some time within the mining permit.

Accessibility, Climate, Local Resources

Infrastructure and Physiography

The location is well situated along a large man-made hydroelectric reservoir and is accessible by road and by lake-boat.  Hydroelectric power, telephone lines, cell-phone service, labor, goods and services are available nearby.  The climate is sub-tropical and the topography is hilly with elevations ranging from 92 to 232 m above sea level.  Vegetation, where not tamed by agricultural terraces, is thick and bushy.  All manner of exploration and mining work can be conducted on a year-round basis.  Surface rights have been sufficient for the operation of the small historical mines, which have operated in the area and are not considered to present a significant problem.  Expanded operations in the case that larger deposits are discovered will require the establishment of tailings areas without connection to the lake.  Insofar as there are few habitations (except along the lake) and no significant villages in the area under discussion the placement of larger scale tailings and plant sites should present no unusual difficulties.

History

The mining history of the area is similar to many other places in China in which uncontrolled mining has taken place (and continues to take place in some areas) with little regard for health and safety, environment, proper land use etc.  The mining permit and on-strike portions of the exploration permit were actively mined for gold (both placer gold and hard rock mines) in the period before 1949 when communist China was established, private enterprises were confiscated, and the mines were closed. Only on the mining permit area was this work well organized, although mine plans, surveys and production figures have been lost.  When international gold prices increased in the 1970’s hand mining at various locations resumed to be largely replaced by small local government operations at three locations in the 1980’s.  In 1993, the local hydroelectric dam was completed and some of the historical mining areas were flooded.  In 2001 and 2004, the Federal Chinese government, in an attempt to bring some regulation and safety to gold mining, decreed the closure of two of the existing small (illegal) mines.  Production within the remaining mining permit stopped last year as part of a re-organization.

There are unconfirmed rumors that illegal hand miners are still operating in the area of the exploration permit.  In the history of the permit areas there has never been organized large or medium-scale mining.  Only the crudest of recovery methods using small crushers, gravity devices, cyanide ponds and mercury were utilized.  If records were ever kept, they have been lost.  Except for the active mining permit area, mine maps and engineering records do not exist.  Production figures are not known.  No drilling or other modern exploration techniques (geochemistry, geophysics, etc.) have ever been undertaken in the area.  On the exploration permit, to the northeast of the mining permit a group of mines was examined in 1992 by a geological unit of the Provincial Government.  Unfortunately, most of the results of this work are not available and, in any case, the most interesting zone, along about 900 m of strike length, became submerged when the hydroelectric reservoir was completed in 1993.

Geological Setting

Regional and Local Geology

The area of interest occurs within Paleozoic rocks of the South China Plate in unconformable and faulted contact with younger Cretaceous sediments.  A strong element of NW-SE compression is evident with abundant NE-SW fold axes and reverse faults striking in the same direction.  This is consistent with modern GPS observations, which show that entire area is moving to the southeast at a rate slightly less than 5 cm/year.  The geology of the region is divided into low-grade metamorphically altered:

•

Cretaceous to Tertiary sediments comprising sandstone, shale and coal seams (K and K-E).

•

Small remnants of Devonian-Permian sediments (D-P).

•

Precambrian (Sinian or Late Proterozoic) to Silurian sandstone and slate or shale (Z-S).

•

Proterozoic sediments comprising slate, sandstone and siltstone (Pt1 and Pt2).

The Jinniushan Project has similarities to the Xiangxi (also called Woxi) Sb-Au-W underground mine, about 6 km to the southeast, which has reached over 1,000 m below surface and has been mined for over 100 years. The mine is the second largest Sb producer in China (Qinglin, Xie et al).  It has been classed as a “Carlin type” deposit (Li and Peters, 1998) and contains native gold, stibnite, tungstite, pyrite, arsenopyrite and aurotite.  Structurally the mineralization is found in shoots within reverse faults in Middle Proterozoic slates (RSG Global, 2006).  Although the structural setting is similar to that at the Jinniushan Project, geochemically the two are very different with no significant Stibnite or tungsten minerals noted at Jinniushan.

Property Geology

Predominantly shear-hosted gold-quartz mineralization occurs in Proterozoic sandstones, and shales, which have undergone NW-SE compression.  The Proterozoic sequence is unconformably overlain by Cretaceous to Tertiary purplish sandy sediments and forms the central unit of a NE-SW trending anticline.  The southern contact between the two formations has been mapped as a thrust fault.  Gold mineralization is associated with brittle-ductile shears with a reverse sense of movement similar in form to the mapped thrust fault.  Shallow dipping tension veins splay off the shear veins, usually in the footwall.  The gold-quartz mineralization seen so far is entirely structurally controlled and the mineralizing fluids have barely affected the wall rocks.  The veins contain few examples of open space filling but rather appear to be of a deeply seated type containing ribbon structures consisting of alternating bands of country rock and vein quartz.  It appears that the shearing event within which the quartz veins were emplaced continued after the main mineralizing event to form re-sheared and brecciated veins.  Minor iron carbonate and sericitic wall rock alteration have been noted.

Deposit Types

Similar to the geometry of a mapped thrust fault are southeast variably dipping (usually about -500 ) quartz-pyrite (minor Pb, Zn, As) veins which have been emplaced within reverse-movement shears.  A secondary set of conjugate northwest dipping reverse shears is also present along with a flat set of quartz-filled tension fractures usually splaying off into the footwall.  In detail, the vein system is complex..  Theoretically, in this type of stress regime the individual mineralized ore shoots would likely have a strong horizontal trend.  Veins contain very little evidence of open-space filling and do not have banded epithermal characteristics.  Rather, white quartz veins containing ribbon structures and shearing which approaches the brittle-ductile provenance suggest a mesothermal setting.  The main focus of historical mining and of recent work has been on the set of shear veins located on the Mining Permit, however an additional six km of strike length is indicated to be prospective by the occurrence of numerous trenches and at least 17 small mine adits which are shown on existing maps.  Known shear veins average about 0.7 m in thickness, but there are locations where shear veins come close together and the intervening wall rock becomes permeated with tension veins.  In these cases much wider, but irregularly shaped, mineralized stockwork bodies may be formed.  Although presently there is no indication of disseminated mineralization, there could arise, through combinations of structures and naturally permeable sandstone host-rocks, a situation where low-grade bulk-mineable mineralization may be encountered. This aspect should also be explored.

Mineralization

The central part of the mine is developed on at least three separate, but related shear veins across a horizontal width of about 60 metres.  The strike length of the main portion of the mine is about 350 metres.  Most of the vein material above the primary access levels has been mined out and some material has been mined below these levels by means of declines.  The future of the mine is downwards.  Although the declines are well below the level of the man-made lake, the mine is almost completely dry (from a mining point of view the presence of the lake will require some engineering care, however this is well understood by the technical people involved).  At the current level of knowledge there is no reason to think that the mineralization will not go to considerable depth.  Also, although the shear-veins cross cut local lithologies, there may eventually be found to be some lithological control to the mineralization.  Where shear veins come close together the intervening space can become riddled with tension veins leading to the supposition that there may be sections of the mine where the narrow-vein, open-stope mining utilized in the past may be replaced by larger scale mining techniques.

Exploration

2006 Exploration Program

Since August 2006, Minco Gold geologists have carried out a comprehensive investigation program consisted of underground surveying, mapping and sampling of accessible portions of the mine on the mining permit and a reconnaissance investigation over the exploration permit. Investigation was focused on Zone II and four major veins within the central section have been identified. The total strike length of the recognizable major vein zone is about 350m in the mining permit. The average grade of the 71 channel samples is 9.87g/t with an average thickness of 0.7m.

2007 Exploration Program

The major objective of exploration activities in 2007 is to further delineate and expand gold resource within the Gold Bull Mountain mining permit and to evaluate exploration potential within the exploration permit. Exploration programs consist of:

•

Underground development and 80mX50m grid drilling to delineate the mineable gold reserve from level 150m to level -100m within the mining permit;

•

Sketch mapping program over the Gold Bull Mountain exploration permit, investigating and sampling all the available mine openings, trenches, and prospect pits; rehabilitating the most interesting mine workings; trenching over the geologically favorable sections identified in the mapping program.

Drilling and underground development programs were initiated in early January 2007. Three drill rigs are in operation at the GBM camp.

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

Following the completion of the above expenditures by the Company, each party is to make contributions to Gansu Keyin in proportion to their respective beneficial interests, pursuant to an option agreement dated December 22, 1999, with effective date of June 10, 1998.  The Company granted Teck an option to earn 70% of the Company's 80% interest, for a 56% net interest in Gansu Keyin, by assuming all of the Company’s funding requirements until commercial production has been attained.  Since inception to December 31, 2006, total expenditures on the White Silver Mountain Project have been $3.79 million, of which $2.3 million was funded by Teck Cominco but credited to the Company.  As of the date of this Annual Report Teck Cominco has given up its interest.  The Company’s interest under the agreement has now been capped at 63%.

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

Location and Description

The 71.49 square kilometer White Silver Mountain project includes exploration ground in or around a number of past and presently producing properties in the Baiyin Ore Field, located close to the city of Baiyin, in the Province of Gansu Province, China.  Baiyin is located 1,000 kilometers west of the City of Beijing.  The area is fully serviced by road and rail and has the entire required infrastructure to support an active mining operation.  The White Silver Mountain Project is located near the Xiaotieshan deposit which is currently being mined and operated by BNMC.  Gansu Keyin, the joint venture in which the Company has the right to earn an 80% interest, has concluded an agreement to explore the extensions of the mineralized zones being mined at Xiaotieshan as well as any new discoveries in the region.  Drilling and underground exploration undertaken by Gansu Keyin has focused on the area immediately below the Xiaotieshan underground mine testing the downward extensions of the ore lenses being mined by BNMC.  The agreement includes the areas immediately surrounding past and present mine workings but excludes the workings themselves and the BNMC milling and/or smelting operations.

Regional Geological Setting

The northern Qilian metallogenic province is one of the most important areas in China for the production of metallic ores.  It extends for over 1,000 km stretching northwesterly from Baoji, Shaanxi in the east to Subei, Gansu in the west with a width varying from 100 to 300 km.

It hosts the mineral fields of the Jinchuan Cu-Ni belt, sedex deposits of the Zhulongguan and Jingtieshan Groups, the VMS deposits of the Baiyinchang area, as well as those in the Longshan Group and the Dabanshan metallogenic belt.  Tectonically, the northern Qilian metallogenic province is made up of three different units.  In the north, the Longshoushan tectonomagmatic belt lies on the margin of the Alxa block and the Middle to Late Proterozoic mafic-ultramafic rocks are discontinuously distributed along the Lonshoushan uplift.  In the south, the northern Qilian Caledonian eugeosynclinal fold belt is composed mainly of the Lower Paleozoic thickly bedded marine volcanic series and sedimentary formations, as well as Middle to Upper Proterozoic strata.  The miogeosynclinal belt in the Hexi Corridor rests between the above two tectonic units and consists of fine-grained marine sedimentary clastic formations.  Most segments of this belt are overlain by post-Paleozoic sedimentary cover.

Property Geology

The Minco blocks are underlain by steeply southwest dipping Cambrian to Ordovician, marine supracrustal rocks surrounded by subhorizontal to shallow dipping younger Jurassic-Triassic sedimentary rocks.  The major tectonic regimes are typically fault-bound, and show evidence of repeated reactivation.  Quaternary loess deposits obscure bedrock exposures to the north and west of the Baiyin mining area and attain thicknesses of up to 20 metres in places.  The main ore host lithologies consist of a sequence of calc-alkalic mafic to felsic volcanic rocks intercalated with sedimentary rocks, intruded by synvolcanic “foliated” mafic to felsic dykes, sills and plugs ranging from gabbro-diabase to granite.  Later Caledonian albite granite porphyry stocks and diabase dykes are known to intrude the supracrustal assemblage.

Structurally, the volcano-sedimentary package shows two periods of folding.  An earlier fabric (S1) is oriented sub-parallel to bedding, strikes west northwest and dips steeply to the south southwest.  Gentle warping of the volcano-sedimentary sequence by open shallowly plunging cross folds results in a dome and basin interference map pattern.  The main Baiyin VMS Camp has an overall domal geometry, with the central area underlain by older quartz dacite, and then successively overlain by younger rocks including dacite, mafic volcanic rocks and clastic sedimentary rocks.  The lowermost quartz dacite member consists of at least four mini-volcanic pulses or cycles that are host to virtually all of the known VMS deposits at Baiyin.

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

History

In the 1950’s technical teams from the Chinese geological bureau began systematic exploration in an area surrounding historical gold producers that were exploiting small deposits from a siliceous oxide cap. Through the 1960’s and 70’s topographical surveys, geological surveys, geophysical surveys, surface trenching and diamond drilling were completed over an area two kilometers wide and four kilometers long. The results of this work led to the discovery of four massive sulphide deposits. Since 1956, the camp has produced copper, lead, zinc and precious metals from the four deposits. The historical records for the most part were not made available to Minco or the author of this report.

With the changes in the central government’s economic philosophies in the mid 1990’s came the realization that the mines within China had to be economically viable on an individual basis in order to survive. Therefore, the capital required for exploration was cut dramatically and other sources of funding were required. Minco signed a deal in 1998 with BNMC whereby Minco could earn an 80% interest in the regional exploration lease and in the two mining leases below 450 meters from surface by making certain expenditures on exploration work.

Minco was primarily funded through a joint venture agreement with Teck Corporation dated June 15, 1998 whereby Teck could earn 70% of Minco’s 80% interest in the property by meeting various share purchase commitments and meeting various prefeasibilty, feasibility and production decision deadlines.  Due to commitments elsewhere Teck decided to pull out of the agreement in March, 2002.

Between 1998 and 2002, Teck conducted a comprehensive exploration program including line cutting, geophysical surveys, geological mapping, surface drilling and underground drilling.  A total of 219 km of grid lines was established in three grids (A, B, and C) covering the most prospective parts of the volcano-sedimentary sequence. Lines were spaced at 100m intervals with pickets established along the lines at 25 m intervals. All lines were established using a transit for control. The work was contracted to the Beijing University Survey Team and was completed in the summer of 2000.

A magnetometer survey was completed over the grid with readings taken at 25 m intervals along each grid line by the Lanzhou Geophysical Team in the summer of 2000. Crone Geophysics of Mississauga, Ontario, Canada completed DEEPEM electromagnetic surveys over the same grid. DEEPEM data was forwarded weekly via e-mail to geophysical consultant Gerard Lambert of Rouyn-Noranda, Quebec for processing and quality assessment. Separate reports on the results of the surveys were written by Mr. Lambert and Conrad Dix of Crone Geophysics.  Both the magnetic and electromagnetic survey results are of high quality. The Lanzhou Geophysical Team has many years of experience completing magnetic surveys in China and the attention to detail and repeatability of data was considered excellent. Crone Geophysics is a well established survey company world-wide and completed the electromagnetic surveys in a professional manner. A graduate geophysicist was on site at all times and handled geophysical difficulties as they arose. The consultant geophysicist used to further assess the data was complimentary with respect to the data quality and reliability.

Many electromagnetic anomalies were outlined in the results of the DEEPEM survey. Very strong anomalies having a strike length less than one kilometer with no coincident magnetic high responses were inferred to be formational and caused by graphitic sources. Electromagnetic anomalies having a strike length greater than 500 meters and coincident high magnetic responses were deemed to have the highest potential of representing concentrations of massive sulphides. A further filter prior to drilling was the perusal of maps and subsequent field checks for locations of previous holes drilled by BNMC.

The main goal of the geological mapping was to better understand the geology and in particular the structure and its relation to the ore zones in the VMS camp. Approximately 5 km² was mapped at scales of 1:1 000 and 1:2 000. Results of the mapping are described under the section entitled “Property Geology” and are presented as Map 1. Maps 1 and 4 are large computer files and are presented in Appendix as hard copy maps and computer discs.

In order to bring drill production up to standards expected by Canadian exploration companies, Minco purchased a Connors 20HH diamond drill with a suitable amount of spares and consumable products. The drill was operated by Canadian drillers using Chinese drillers as helpers with the intention of training the Chinese drillers in Canadian drilling techniques over the course of time.  The first 20 drill holes (XM -1 to -17 and 3 redrills) tested the area below the Xiaotieshan Mine (deeper than 450 m from surface) from underground collars. The re drills were necessary since the location of the drill stations were such that, in order to get deep intersections, the starting dips of the holes were necessarily at low angles to foliation in the rocks. In three instances the holes either deviated excessively or were not deviating the required amount to reach the target and were abandoned. Two other holes (XM 04 and XM 06) thought to have penetrated the target zone were actually stopped short of the horizon.

A total of 850 m of underground development was required to be completed to establish drill stations suitable for the intended targets. The underground development was done by the JieJian Team, a local contractor.  This drilling specifically targeted the down plunge extensions of thick massive sulphide zones recognized in the overlying mine. The overall geometry of the shoots is that of a broad 300 m long zone having a westerly plunge of approximately 50 degrees. Individual lenses within this broad trend are known to pinch and swell irregularly with thicknesses ranging from a few centimeters to as much as 30 meters.

Nine holes numbered WH-01 to WH-09 tested separate previously untested conductors from surface. The Conners drill was converted for surface use by the Canadian drillers and performed admirably.  Thirteen of the underground holes (Figure 5) intersected significant grades of copper, lead, zinc, gold and silver mineralization albeit generally over relatively thin intervals. Two exceptions to this are holes XM1544-03 (9.50 m true thickness of 1.55% Cu, 9.65% Pb, 16.92% Zn, 3.39 g/t Au and 229.15 g/t Ag) and XM1544-05 (14.19 m true thickness of 1.35% Cu, 4.17% Pb, 8.07% Zn, 1.15 g/t Au and 82.31 g/t Au). The 17 holes that reached their intended targets all intersected thick zones of alteration similar to the alteration associated with the higher grade zones indicating that the system is still active in the areas drilled.

Of the nine surface drill holes targeting geophysical anomalies, seven intersected obvious reasons for the geophysical anomalies (six intersected graphite, one intersected conductive shear zones) and the remaining two holes, drilled to test very weak DEEPEM anomalies in areas of good alteration, failed to intersect obvious reasons for the anomalies. There were no sections assayed in these holes that returned significant base or precious metal values. Drill logs (more than 500 pages) are available for review at Minco’s Vancouver office.  A total of approximately $650,000 was spent on the various exploration programs by the Teck/Minco joint venture prior to Teck’s return of the property back to Minco.

2007 Exploration Program

An Ordovician felsic volcanic sequence hosts all the known massive sulphide deposits in the Baiyinshan district, which contains three past producing mines and two producing mines. Exploration drilling completed between 1998 and 2001 intersected high grade massive sulphide ore bodies and demonstrated that massive sulphide bodies persist beneath the lower limits of the Xiaotieshan Mine. However, drilling was insufficient for calculating an inferred resource or to test for the extension of the eastern lens of massive sulphide. In 2007, an exploration program is planned to delineate the known mineralization beneath the Xiaotieshan Mine, including approximately 300 metres of underground drifting, development of four new drill stations, and 4,000 metres of drilling. A resource calculation will be conducted after the completion of the proposed drilling program. The Company is arranging with the mine operators access and development of the lower leads.

There are two exploration permits which are in good standing.  Both exploration permits expire on February 12, 2008.  On January 31, 2007 the Company announced that it would be proceeding with a reorganization and spin-off of its White Silver Mountain Property to Minco Base Metals Corporation (“Minco Base Metals”) with the intention to build a strong base metals company in China.  The initial ownership of Minco Base Metals will mirror the shareholder base of the Company, on a pro-rata basis, at the time of the reorganization with the ratio and record date to be determined by the Board of Directors of the Company.  It is anticipated that Minco Base Metals will seek a stock exchange listing and complete equity offerings to further develop the White Silver Mountain property and acquire additional base metals properties.  The spin-off will be subject to Shareholder approval at the Company’s next Annual General Meeting & Special Meeting along with meeting certain regulatory requirements.

The Company believes that separating its assets into two companies, with Shareholders holding proportionate interests in each company will provide a significant opportunity to increase overall shareholder value.  The proposed reorganization would provide greater market awareness and opportunities for the Company’s White Silver Mountain Property.  In addition, the separation of the Company’s Base Metals property interests from the Company's Gold property interests will provide both the Company and Minco Base Metals increased flexibility to utilize and exploit their respective assets.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis of the operating results and the financial position of the Company for the three years ended December 31, 2006, 2005 and 2004 should be read in conjunction with the consolidated financial statements and the related notes.  Financial amounts (other than per share amounts) in the following discussion have been rounded to the nearest thousand dollars.

A.

OPERATING RESULTS

General

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2006, 2005 and 2004.  Since the signing of the Company’s first co-operation agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious and base metals properties in China.  To date, the Company is in the exploration stage and has no operating revenue.

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

Results of Operations (Canadian GAAP)

In the following discussion, financial amounts have been rounded to the nearest thousand dollars. For comparison, the Company's results of operations for the year from 2004 to 2006 and for the first quarter ended March 31, 2007 are included.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

And First Quarter ended March 31, 2007

EXPLORATION COSTS

First Quarter ended March 31, 2007 Compared to March 31, 2006

Gross exploration costs totaled $660,000 for the three months ended March 31, 2007 compared to $198,000 in 2006 ($373,000 including exploration on the Fuwan property). Over the three month period the Company expensed $660,000 (2006: $395,000) and recovered $NIL (2006: $78,000).

Minco Gold:	(Unaudited) March 31, 2007	(Unaudited) March 31, 2006
Gansu
• White Silver Mountain	6,974	$ 5,180
• Yangshan, Anba	549	4,209
• Minco-Qinqi (formerly Western Extension of Yangshan)	892	7,212
• Longnan	219,837	68,471
Inner Mongolia
• Gobi Gold	2,420	9,052
• BYC	6,820	77,964
Guangdong
• Chengkeng	10,958	25,838
Hunan
• Gold Bull Mountain	411,953	-
Gross exploration costs	660,403	197,926
Exploration cost recoveries	-	(77,964)
Expensed exploration costs	(660,403)	(119,962)
Guangdong
Fuwan		175,246

The increase in exploration costs is due to field work conducted on the Longnan Properties and the drilling and underground development on the Gold Bull Mountain Properties during the three months ended March 31, 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

For the year 2006, gross exploration costs totaled $3,017,000 compared to $3,069,000 in 2005. Over the 12 month period, ended December 31, 2006, the Company expensed $2,563,000 (2005: $2,731,000) and recovered $95,000 (2005: $338,000).

	2006	2005	2004
Gansu
• White Silver Mountain	27,852	$64,210	$11,241
• Yangshan, Anba	4,209	319,226	110,235
• Minco-Qinqi (formerly Western Extension of Yangshan)	20,088	207,699	213,797
• Longnan	416,215	81,169	-
Inner Mongolia
• Gobi Gold	11,151	15,382	96,607
• BYC	135,374	286,918	358,362
Guangdong
• Chengkeng	56,034	89,884	380,800
• Fuwan	943,206	2,004,354	86,938
Hunan
• Gold Bull Mountain	1,402,734	-	-
Gross exploration costs	3,016,863	3,068,842	1,257,980
Exploration cost recoveries	(95,331)	(337,674)	(480,362)
Expensed exploration permits	(852,000)	(1,739,594)	-
Expensed exploration costs	(1,711,132)	(991,574)	(777,618)
Capitalized mining permit costs	$ 358,400	$ -	$ -

Most of the increase in exploration costs in 2006 is due to the $1,403,000 costs on Gold Bull Mountain, which included the payment of $852,000 for exploration permit, $358,400 on acquisition of Mining License and $193,000 on exploration costs. The Company also spent $416,000 exploration costs on Longnan project and $135,000 on BYC project.

For the period during from January 1 to November 16 in 2006, Minco Silver spent $943,000 on Fuwan silver project.

a.

In July 2006, Minco China’s wholly owned subsidiary Yuanling Minco entered into a Gold Bull Mountain Mining License Transfer Agreement with Yuanling County Government.  On August 10, 2006, the Gold Bull Mountain Mining License was transferred to Yuanling Minco. In 2006, the Company has paid a total of RMB 2,546,652 (approximately $358,400).

On August 5 2006, the Company entered into a Shareholding and Enterprise Assets Transfer Agreement to acquire Huaihua Tiancheng in order to obtain exploration permits for the areas around the Gold Bull Mountain mining licensed area. The acquisition price was RMB 6,000,000 (approximately $852,000), which was paid as of December 31, 2006.

b.

On September 28, 2006, New Cantech notified the Company that it did not want to proceed with the BYC Option, and the two parties signed a termination agreement on October 3, 2006. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its rights and interest in and to the BYC project.

As of September 28, 2006, New Cantech has spent $781,588 on geophysical and geochemical surveys, geology and drill holes. In the period ended September 28, 2006, the direct costs and management fees incurred on the BYC project totalled $95,331 (2005: 286,918, 2004: $358,362, 2003: $40,977), which were repaid by New Cantech.

The Company’s exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties.  As of December 31, 2006, the Company committed to pay $50,000 (approximately RMB339,000) for Longnan drilling programs.

Administrative Expenses

First Quarter ended March 31, 2007 Compared to March 31, 2006

Prior to November 17, 2006, the Company owned the majority of the shares of Minco Silver and consolidated the results of Minco Silver with the Company’s. Since that date the Company has accounted for the investment on an equity basis. The table below presents the Statement of Operations for the Company for the three months ended March 31, 2007 and 2006, as reported and on an equity basis, to provide a more meaningful comparison of results:

	(Unaudited) Three months ended March 31,2007	(Unaudited) Three months ended March 31,2006
	As Reported, Equity basis	Restated on an Equity basis	As Reported, Consolidated basis

Exploration costs	$660,403	$119,962	$295,208

Administrative expenses
Accounting and audit	24,532	71,652	123,261
Amortization of equipment	13,740	9,555	13,893
Consulting fees	28,375	32,343	54,534
Director's fees	19,500	-	-
Foreign exchange gain	(60,366)	(9,114)	(9,459)
Investor relations	114,177	87,959	156,500
Legal	7,507	5,583	10,962
Listing, filing and transfer agents	21,832	16,708	27,854
Meals and entertainment	10,838	9,023	14,178
Office and miscellaneous	32,147	30,832	49,755
Property investigation	36,499	22,362	41,208
Rent	60,398	48,726	77,750
Salaries and benefits	180,192	83,270	132,301
Stock based compensation	389,000	110,000	206,000
Telephone	4,053	3,715	6,478
Travel and transportation	21,807	8,745	15,853
	904,231	531,359	921,068
Operating loss	(1,564,634)	(651,321)	(1,216,276)
Other income (loss)
Equity loss from investment in Minco Silver	(667,869)	(284,844)	-
Write down of short-term investments	(308)	(99,455)	(99,455)
Interest and sundry income	89,510	73,355	126,001
Loss before non-controlling interest	(2,143,301)	(962,265)	(1,189,730)
Non-controlling interest	-	-	227,465
Loss for the period	$(2,143,301)	$(962,265)	$(962,265)

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the period ended March 31, 2007, the Company spent a total of $904,000 on administrative expenses compared to $921,000 (or $531,000 on an equity basis) in the same period of 2006. In general, the administrative expenses have increased in Minco Gold as the Company has increased the number of employees resulting in increased salaries and compensation expense and investor relations expenses.

Significant changes in expenses are as follows:

•

Professional fees (accounting, audit and legal fees) for the period ended March 31, 2007 were $32,000, as compared to $134,000 (or $77,000 on an equity basis) in the same period of 2006. The 2006 accounting and audit fees were high due to the 2005 fiscal year’s actual audit fees exceeding the amount accrued at December 31, 2005.

•

Personnel costs (comprising salaries, benefits and consulting fees) for the period ended March 31, 2007 were $209,000, compared to $187,000 (or $116,000 on an equity basis) in the same period of 2006. The increase is a result of the Company recruiting several senior level employees in Canada and China throughout 2006, including a VP Corporate Development and a CFO in Canada and senior employees in China. The Company expects that salaries expense will increase further in coming periods as it hires additional employees in Canada and China including a VP of Exploration.

•

The Company incurred investor relations expense of $114,000 in the period ended March 31, 2007 compared to $157,000 (or $88,000 on an equity basis) in the same period of 2006. The Company retained the services of these investor relations groups: Boardmarker Consultancy Group, O&M Partners LLC, and  will start the service of Global Capital Group Ltd. from  May 1, 2007.

•

For the three months ended March 31, 2007, the Company realized a foreign exchange gain of $60,000 as a result of an increase in the Canadian dollar value of its RMB-denominated net assets, as compared to a gain of $9,000 in the same period of 2006.

•

The Company recorded stock based compensation in the first quarter of 2007 of $389,000 compared to $206,000 (or $110,000 on an equity basis) in the comparative period. The increase was attributable to the options granted to the increased staff discussed above.

In the period ended March 31, 2007, the Company granted 215,000 stock options to employees and consultants with an exercise price of $1.79.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. Minco Gold and Minco Silver share its Vancouver and China offices. Minco Gold allocates a portion of salaries, rent and office administration expenses at cost to Minco Silver.

In the year ended December 31, 2006, the Company spent a total of $5,792,000 on administrative expenses compared to $2,858,000 in 2005. Of these expenses, $2,820,000 was non-cash stock based compensation expenses compared to $374,000 in the same period of 2005.

Minco Silver increased its operating activity after its public listing on the TSX on December 1, 2005; in March 2006, Minco China set up a new branch office in Gansu which is mainly responsible for Gansu-Longnan properties. Minco China also set up a new wholly-owned subsidiary Yuanling Minco in July 2006 and acquired Huaihua Tiancheng in August 2006. Many expenses such as office and miscellaneous, rent and telephone increased accordingly. Changes in other significant expenses were:

•

Personnel costs (comprising salaries, benefits and consulting fees) for the year ended December 31, 2006 were $813,000, compared to $613,000 in 2005. The increase is a result of more operating activity after Minco Silver’s public listing. In addition, in late 2005 and early 2006, the Company recruited several senior level employees in Canada and China, including a CFO, a VP Corporate Development and investor relations manager. The Company expects that salaries expense will increase further in coming periods as it hires additional employees in and China, a VP Exploration for all projects and a VP Operations to manage the development of the Fuwan property.

•

Following Minco Silver’s public listing, the Company undertook investor relations initiatives for both Minco Gold and Minco Silver. The Company increased investor relations initiatives by attending more investment conferences and experienced higher printing costs related to IR activities. As a result, the Company incurred investor relations expense of $843,000 in the year ended December 31, 2006 compared to $453,000 in 2005. The Company retained the services of several investor relations groups, including Boardmarker Consultancy Group, O&M Partners LLC, K Crew Communications Inc., etc.

•

For the year ended December 31, 2006, the Company incurred a foreign exchange gain of $237,000 as a result of an increase in the Canadian dollar value of its RMB-denominated net assets, as compared to a loss of $10,000 in 2005.

•

The Company recorded $2,820,000 stock based compensation in 2006, of which $1,432,000 (2005: $323,000) related to Minco Gold and $1,388,000 (2005: $51,000) related to Minco Silver. The increase in this expense was attributable to higher vesting of stock options in the year, which in turn resulted in an increased fair value of stock options.

In 2006, Minco Gold granted 2,197,000 stock options to its directors, officers, employees and consultants at the price range from $1.43 to $2.55 per share. Minco Gold recorded $1,432,000 of stock based compensation expense in 2006 (2005 - $323,000).

In 2006, Minco Silver granted 725,000 stock options to its directors, officers, employees and consultants at the price range from $2.80 to $3.67 per share. The Company recorded $1,388,000 of stock based compensation expense prior November 17, 2006 (2005 - $51,000).

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the year ended December 31, 2005, the Company spent a total of $2,858,000 on administrative expenses compared to $2,468,000 in 2004. Minco Gold and Minco Silver share its Vancouver and China offices. Minco Gold allocates a portion of salaries, rent and office administration expenses at cost to Minco Silver.  In 2004, Minco Silver only included three months of operations. In 2005, many expenses such as office and management, rent and telephone increased due to the longer operating period for Minco Silver in fiscal 2005. Changes in other significant expenses were:

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

•

In advance of Minco Silver’s public listing, the Company undertook investor relations initiatives for both Minco Gold and Minco Silver. As a result, the Company incurred investor relations expense of $343,000 in fiscal 2005 compared to $294,000 in 2004. The increase is mainly due to more investor relations activities and increased investor awareness programs. During 2005, the Company retained the services of three investor relations groups: AGORA Investor Relations Corp., Boardmarker Consultancy Group, and O&M Parterners LLC.

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

•

Minco Gold recorded $374,249 of stock based compensation expense in 2005 compared to $506,000 in 2004. The change reflected lower vesting of stock options in the current year.  In 2005, Minco Silver granted 2,740,000 stock options to its directors, officers, employees and consultants with $1.25 per unit. Minco Silver recorded $51,000 of stock based compensation expense in connection with this grant. (2004: nil).

INTEREST AND SUNDRY INCOME

First Quarter ended March 31, 2007 Compared to March 31, 2006

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees. In the three months ended March 31, 2007, interest and sundry income was $90,000 compared to $73,000 on an equity basis in the comparative period. The 2007 increase was mainly due to a higher interest rate.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees. In the year ended December 31, 2006, interest and sundry income was $674,000 compared to $476,000 in 2005. The 2006 increase was mainly due to increased balances invested, although yields have risen in the last year. Interest income increased to $578,000 in 2006 from $389,000 in 2005; management fees and rental income decreased from $86,000 in 2005 to $58,000 in 2006. The Company also recorded short-term investment income of $38,000 from the sale of 80,000 common shares of New Cantech (2005 - $ nil).

As at December 31, 2006, short-term investments consisted of: short term fixed deposits, cashable guaranteed investment certificates; three bonds issued by the Canadian government (maturing from September 15, 2008 to April 1, 2015); a Canadian government treasury bill (maturing on April 5, 2007), and 420,000 shares of New Cantech Venture Inc. (“New Cantech”) common shares. The market value of the shares was $277,000 on December 31, 2006.

At December 31, 2006, the yields on the short-term investments were between 1.08% and 4.35% per year (December 31, 2005 – 1.71% to 4.3%).

As at December 31, 2005, short-term investments consisted of: cashable guaranteed investment certificates issued by one of the large Canadian banks; a Canadian government treasury bill maturing on May 18, 2006; four bonds issued by the Canadian government (maturing from September 15, 2008 to April 01, 2015); and 500,000 shares of New Cantech Venture Inc. (“New Cantech”) common shares. The market value of the shares was $75,000 on December 31, 2005.

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

NON CONTROLLING INTEREST

First Quarter ended March 31, 2007 Compared to March 31, 2006

The Company’s ceased to consolidate Minco Silver as of November 17, 2006, consequently there was no non-controlling interest in the loss of Minco Silver during the period ended March 31, 2007 compared to $227,000 during the period ended March 31, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The Company’s non-controlling interest in the loss of Minco Silver in 2006 amounted to $1,382,000 compared to $1,182,000 in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The Company’s non-controlling interest in the loss of Minco Silver in 2005 amounted to $1,182,000, which increased from $13,000 in 2004. This was due to the increase in outside share holders in Minco Silver from 30% to 44.4% following the initial public offering (“IPO”) in December 2005 and increased Minco Silver costs in 2005.

Financial Position (Canadian GAAP)

First Quarter ended March 31, 2007 Compared to March 31, 2006

Since the Company’s last year end on December 31, 2006, its total assets have decreased from $19,585,000 to $18,048,000 at March 31, 2007.  None of the components of total assets have changed significantly in that period other than some of the short-term investments were converted to cash.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The Company’s total assets have changed from $18,644,000 on December 31, 2005 to $19,585,000 at December 31, 2006

Summary of Quarterly Results (Canadian GAAP)

The following table summarizes selected financial information for the eight most recently completed quarters:

	2007	2006				2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Interest and sundry income	$89,510	$173,201	$179,545	$194,884	$126,001	$293,269	$49,829	$62,509
Net income (loss)	(1,984,971)	3,078,835	(2,170,137)	(1,280,757)	(1,217,265)	(1,481,107)	(971,812)	1,870,158
Net income (loss) per share basic and Diluted	(0.05)	0.07	(0.05)	(0.03)	(0.03)	(0.04)	(0.03)	0.05

During the most recent eight quarters, the Company had no discontinued operations or extraordinary items.

Some period-to-period fluctuations are the result of specific exploration initiatives.

In the last quarter of 2006, the Company generated a dilution gain of $5,213,000 on November 16, 2006 on the issuance of shares by Minco Silver pursuant to a short form prospectus and recorded equity loss on investment in Minco Silver of $521,000.

In 2005, the Company recorded a dilution gain of $2,953,000 in the second quarter as the change in the non-controlling interest of its investment in Minco Silver.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The Company’s total assets increased from $13,026,000 on December 31, 2004 to $18,644,000 at December 31, 2005. The bulk of the increase is represented by temporary investments (which increased by $5,351,000). The increase in total assets results from the investment received into Minco Gold and Minco Silver as a result of financing and the exercise of warrants and options. Share capital (primarily from the issuance of common shares) increased by $3,497,000 from $24,690,000 in 2004 to $28,187,000 in 2005, offset by the Company’s $1,013,541 loss in 2005.

On November 11, 2005 the Company received Listing approval on The American Stock Exchange (“AMEX”). The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK” which has subsequently been changed to “MGH”.

On December 1, 2005, Minco Silver announced that it had received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). Minco Silver’s common shares began trading on the TSX on December 2, 2005. Minco Silver’s trading symbol is “MSV”.

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

STOCK-BASED COMPENSATION

Another significant estimate relates to accounting for stock-based compensation. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options granted/vested during the year.  The Company has adopted the Canadian Institute of Chartered Accountants (CICA) Section 3870 – “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Effective January 1, 2004, the Company adopted the accounting procedures recommended by the Canadian Institute of Chartered Accountants Handbook section on stock-based compensation and other stock-based payments.  Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market prices at the date of the grant.

The Company now expenses, over the vesting period, the fair value of the options at the date of grant.  As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.  The Company’s other significant accounting policies are described in the notes to the audited financial statements for the year ended December 31, 2006.

SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

The Company’s significant accounting policies are described in the notes to the audited financial statements and are included in the interim financial statements for the Company. There has been no change in the Company’s accounting policies in the current period.

B.

LIQUIDITY AND CAPITAL RESOURCES

Currently, none of the Company’s projects are producing revenues.  To provide working capital for its operations and project development, the Company plans to raise additional funds within 12 months.  Traditionally, the Company has raised capital through the issuance of common shares.  It is contemplated that it will continue to raise capital primarily through investors consisting of resource investment groups, senior mining companies, and public financing through the facilities of the Toronto Stock Exchange.  However, no assurance can be given that the Company’s future capital requirements will be obtained.  The Company’s access to capital is always dependent upon future financial market conditions, especially those pertaining to venture capital situations such as mining exploration companies.

First Quarter ended March 31, 2007 Compared to March 31, 2006

For the period ended March 31, 2007, the Company used cash of $1,197,000 to support operating activities compared to $883,000 in the same period of 2006.  The Company’s net loss for the current quarter of $1,985,000 accounted for most of the use of cash, although the loss was offset by expenses not requiring cash comprising amortization of $14,000, stock-based compensation of $389,000 and the equity loss on its investment in Minco Silver of $510,000.

For the period ended March 31, 2007 the Company did not generate any cash from financing activities compared to $802,000 generated from the issuance of shares in the comparative period. In the first three months of 2006, Minco Gold generated cash of $220,000 from the issuances of 406,500 common shares through exercise of stock options at the price range from $0.20 to $0.55 per share, exercise of 250,000 broker options at $1.40 per share for proceeds of $350,000, and exercise of 104,000 warrants at the price range from $1.50 to $1.70 per share for proceeds of $169,000. In addition, Minco Silver generated a total of $62,000 from the 49,900 share purchased exercised at $1.25 per share.

In the first three months period ended March 31, 2007, the Company generated $4,038,000 from investing activities compared to $58,000 in the same period of 2006. $3,540,000 was generated from the reduction of liquid short-term investments and $513,000 was generated from the reduction in the amount due from Minco Silver. The Company also spent $15,000 to purchase new equipment and capital assets.

The Company’s cash and short-term investment balance at March 31, 2007 amounted to $10,472,000, which is sufficient to fund the Company’s operations and exploration activities for at least 12 months.

The Company has an authorized capital of 100,000,000 common shares with no par value. As at March 31, 2007 and December 31, 2006, the Company had 42,865,219 common shares outstanding compared to 38,633,992 common shares outstanding at December 31, 2005.  During 2006, the Company generated $4,853,000 through the exercise of share purchase warrants and employee stock options.  During 2005, the Company generated $845,000 through the exercise of share purchase warrants and employee stock options.  As at March 31, 2007, Minco Gold had 580,500 share purchase warrants outstanding exercisable at $2.00 per share expiring in July 2007.

As at December 31, 2006, Minco Gold had 2,945,334 stock options outstanding, exercisable at varying prices between $0.20 and $2.55 per share.  The maximum number of shares that are potentially issuable for Minco Gold is 46,391,053.

As at March 31, 2007, 379,516 (December 31, 2006 – 759,030: December 31, 2005  - 1,518,058) of the shares issued were held in escrow. Under the original escrow agreement, 4,880,000 escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource property. In July 2005, the Company released 1,473,264 escrow shares based on exploration expenditures. In June 2005, the Company’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares in January 2006; (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares in January 2007 and (d) 379,516 escrow shares on July 1, 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

In 2006, the Company used cash of $5,387,000 to support operating activities compared to $3,530,000 in 2005.  The net loss in 2006 was $1,589,000. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $52,000, stock-based compensation of $2,820,000 and equity loss on investment in Minco Silver of $521,000.

In addition, certain other operating items did not generate cash including a dilution gain of $5,213,000, write up of short-term investments $19,000 and the minority non-controlling interest in the loss of $1,382,000. It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital used cash of $577,000.

In 2006, the Company generated cash of $4,940,000 from financing activities, compared to $9,343,000 in 2005. The 2006 financing included issuance of common shares in Minco Gold, which generated $4,853,000, including exercise of options $1,130,000 and exercise of warrants $3,723,000.

During the period from January 1, to November 16, 2006, Minco Silver generated a total of $87,000 from the issuance of common shares by exercise of warrants.

In the year ended December 31, 2006, the Company used $185,000 in investing activities compared to $5,439,000 in 2005. In the current year there was an increase of  $133,000 in the cash advanced from Minco China to Minco Silver, $358,000 was used in purchasing the Gold Bull Mountain Mining License, and $222,000 was spent to purchase new equipment and capital assets. The Company generated cash of $535,000 from short-term investments.

The Company’s cash and short-term investment balance at December 31, 2006 was $11,171,000, which is sufficient to fund the Company’s operations and exploration activities for at least 12 months.

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

Minco Gold:

•

In October 2004, Minco Gold completed a non-brokered private placement of 3,571,428 units priced at $1.40 per unit with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for a period of twenty four months, allowing the holder to acquire one common share for a price of $1.70. This offering raised gross proceeds of $5,000,000; the Company incurred costs of $546,000 in connection with this offering.

•

On July 22 2005, the Minco Gold completed a non-brokered private placement of 2,500,000 units priced at $1.15 per unit with each unit consisting of one common share and one common share purchase warrant. Each warrant is exercisable for a period of two years from the date the financing is closed, allowing the holder to acquire one common share for a price of $1.50 during the first year and $2.00 during the second year from the closing date.  If at any time after the expiry of the four month hold period the published closing trade price of Minco Gold’s common shares on the TSX Exchange exceeds an average price of $2.15 for 20 days in year one, and an average price of $2.50 for 20 days in year two, then the exercise period of the warrants will be reduced to a period of 30 days from the date Minco Gold provides written notice to the holder of the warrants of such early expiry.  This offering raised proceeds of $2,875,000. Minco Gold paid a finder’s fee of $172,500 and issued the finder 250,000 warrants with a fair value of $50,000 under the same terms and conditions of the share purchase warrants. The proceeds from the financing are for Minco Gold and its joint ventures’ exploration and development and for general working capital.

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

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

(a)

The Company has commitments in respect of office leases requiring minimum payments of $2,493,077 as at March 31, 2007, as follows:

2007	245,153
2008	276,213
2009	291,619
2010	296,258
2011	311,850
2012	317,048
2013	332,640
2014	337,838
2015	84,458
$2,493,077

The Company has entered into sub-lease agreements for a portion of its leased premises and the office lease payments will be shared with these companies.

(b)

Minco Gold also conditionally committed to payments of up to $12,338,521 as at March 31, 2007 in respect of joint venture investments and mineral property development.

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Jinli (1) (also known as Changkeng)	$ 7,612,394	$3,075,407	$730,790	$3,806,197	$ -
YGM (2)	3,582,303	-	3,582,303	-	-
Minco-Qinqi (formerly Yangshan West Extension) (3)	1,119,470	1,119,470	-	-	-

Total	$12,314,167	$4,194,877	$4,313,093	$3,806,197	$ -

Notes:

1.

Costs of exploration permits and investment commitments in accordance with the Jinli JV Contract dated September 28, 2004;

2.

Costs of exploration permits and investment commitments in accordance with the YGM Contract dated October 29, 2003;

3.

Costs of exploration permits and investment commitments in accordance with the Gansu JV Contract dated March 1, 2004;

(c)

The Teck-Cominco Agreements

The Company entered into agreements with Teck Cominco Limited (“Teck Cominco”) on February 19, 1996 and February 20, 1996, respectively (collectively the “Teck-Cominco Agreements”). Pursuant to the terms of the Teck-Cominco Agreements, Tech Cominco has an ongoing right of first refusal on the disposition of Minco Gold’s property interests until April 2007.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company as of June 15, 2007, with each position and office held by them in the Company, their terms of office and the period of service as such.  Each director’s term of office expires at the next annual general meeting of shareholders.

NAME AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION AND POSITIONS DURING LAST FIVE YEARS	DIRECTOR OR OFFICER SINCE	NUMBER OF COMMON SHARES HELD (2) (3)
Ken Z. Cai (15) President, Chief Executive Officer and Director

President and CEO of Minco Gold Corporation (formerly “Mining & Metals Corporation”) from February 1996 to present; President, CEO and Director of Minco Silver Corporation from 2004 to present; Chairman, CEO and Director of Tranzcom China Security Networks Inc. from 2001 to present; Director of East Energy Corp. (formerly “Gobi Gold Inc.”). from August 2005 to present and past Acting President from January 2006 to July 2006;  Director of Linear Metals Corporation from July 2006 to present; Director & President of Aquasol Envirotech Ltd, from March 2000 to present; Director of Dragon Pharmaceuticals Inc. from September 1998 to January 2005.

		February, 29, 1996	6,235,631(4)
William Meyer Chairman and Director Former Member of Audit Committee (8) (15)

Director and Chairman of the Board of Minco Gold Corporation (formerly “Mining & Metals Corporation”) from 1999 to present; Director of Trans America Industries Ltd. from 1998 to present; Director of New Cantech Ventures Inc. from 1998 to present; Director of GGL Diamond Corp. from 1994 to present; Director of Lysander Minerals from 1995 to present; Director of Silver Standard Resources Inc. from 1993 to present; Chairman and Director of Minco Silver Corporation from 2004 to present.

		July 16, 1999	211,571(5)
Robert M. Callander (1) (9) (10) (15) Director	Vice President of Caldwell Securities Ltd. from 1995 to present and joined Caldwell Securities in 1992.	August 23, 1996	90,000(6)
Heinz Frey (1) (9) (10) Director

CEO of MAHEF GmbH from August 1998 to present; Vice Chairman of Securitas AG from May 1992 to present; President & Director of Tranzcom China Security Networks Inc. from December 2001 to September 2006; Director of Dragon Pharmaceutical, Inc. from August 2005 to Present Director of Scintilla from May 1981 to May 2003.

		January 30, 2006	200,000(7)
James M. Carter (1) (9) (10) (14)(15) Director

Vice President of KHD Humboldt Wedag International Ltd. (formerly MFC Bancorp Ltd.) from January 1998 to present; Vice President of Mass Financial Corp. from January 2006 to present; Director and Corporate Secretary of Sasamat Capital Corporation from 2003 to present;  Director of VSM MedTech Ltd. from July 2006 to present and President, CEO from November 2006 to present.

		June 30, 2006	200,000(12)
Dwayne Melrose VP Exploration	Exploration Manager of Kumtor Operating Company (Subsidiary of Cameco) from April 1998 to April 2007.	May 1, 2007	Nil
Matthew Kavanagh(13)(15) Chief Financial Officer

Chief Financial Officer of Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”); Chief Financial Officer of Minco Silver Corporation from August 2006 to present; Chief Financial Officer of Tranzcom China Security Networks. Inc. from November 2006 to March 29, 2007; Director of Finance & Corporate Compliance with Dragon Pharmaceutical Inc. from July 2001 to July 2006.

		July 15, 2006	150,000(14)

NAME AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION AND POSITIONS DURING LAST FIVE YEARS	DIRECTOR OR OFFICER SINCE	NUMBER OF COMMON SHARES HELD (2) (3)
Jin (Fiona) Zhou (15) Controller

Controller of Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) from June 2004 to present; Controller of Minco Silver Corporation from October 2004 to present; Controller of Tranzcom China Security Networks Inc. from June 2004 to April 2005.  Previously she served as the accounting manager of several companies and has held  positions such as finance supervisor and senior auditor.

		June 23, 2004	115,000(11)

Notes:

(1)	Current member of the Audit Committee of the Company.
(2)

Common shares and options beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and officers.  Unless otherwise indicated, such shares are held directly.

(3)

The directors, nominees, officers, deemed insiders and other members of management of the Company, as a group beneficially own, directly or indirectly, 7,418,536 common shares of the Company, representing 17.4% of the total issued and outstanding common shares of the Company.  Of the 7,418,536 a total of 1,234,500 are pursuant to stock options granted but not exercised and 5,360,731 are held by Pacific Canada Resources (Note (4)).

(4)	Includes 5,360,731 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest. Also includes 224,500 common shares subject to options.
(5)	Includes 100,000 common shares subject to options.
(6)	Includes 50,000 common shares subject to options.
(7)	Includes 200,000 common shares subject to options.
(8)	Mr. Meyer was a member of the Audit Committee from November 1, 1999 to October 3, 2005.
(9)	Current member of the Nominations Committee of the Company.
(10)	Current member of the Compensation Committee of the Company.
(11)	Includes 115,000 common shares subject to options.
(12)	Includes 200,000 common shares subject to options.
(13)	Mr. Kavanagh was appoint Chief Financial Officer of the Company on July 15, 2006 upon the resignation of Mr. Orsmond. Includes 150,000 common shares subject to options.
(14)	Mr. Carter was appointed as a Director of the Company on June 30, 2006. Mr. Carter was also appointed as Chairman of the Audit Committee.
(15)	Resident of Canada

Other positions currently held by the Company’s directors and officers presently other than with other reporting issuers are as follows:

Name of Director or Officer	Positions Held
Ken Cai President, Chief Executive Officer & Director

Chairman & Director of Aquasol Envirotech Ltd.

President & Director of Sinowin Investments Inc.

President & Director of Pacific Canada Resources Inc.

Chairman, CEO & Director of Tranzcom China Security Networks Inc.

President, CEO & Director of Minco Silver Corporation

President & Director of Minco Base Metals Corporation

Director of East Energy Corp. (formerly “Gobi Gold Inc.”)

Director of Linear Metals Corporation

William Meyer Chairman & Director

Director of Silver Standard Resources Inc.

Director of GGL Diamond Corp.

Director of Lysander Minerals Corporation

Director of New Cantech Ventures Inc.

Director of Trans American Industries Ltd.

Chairman & Director of Minco Silver Corporation

Director of Minco Base Metals Corporation

Robert Callander Director	Director of Pacific Canada Resources Inc. Director of Environwaste Technologies Inc. Director of Member Savings Credit Union Director of Intraconnect Inc. Director of Iamgold Corporation
Heinz Frey Director	President & Director of Tranzcom China Security Networks Inc. Director of Dragon Pharmaceutical, Inc.
James M. Carter Director	Director & Corporate Secretary of Sasamat Capital Corporation Director & President of VSM MedTech Ltd.
Matthew Kavanagh Chief Financial Officer	Chief Financial Officer of Minco Silver Corporation
Dwayne Melrose VP Exploration	VP Exploration of Minco Silver Corporation
Jin (Fiona) Zhou Controller	Controller of Minco Silver Corporation

The business background and principal occupations of the Company’s officers and directors are as follows:

Ken Z. Cai

President, Chief Executive Officer and Director

Dr. Cai, aged 42,  has served as president, chief executive officer and a director of the Company since February 29, 1996 and devotes approximately 40% of his time to the Company’s business.  He is a national living in Canada and holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario. Dr. Cai has 20 years' experience in mineral exploration, project evaluation, corporate financing and company management and has been the driving force behind the Company and is responsible for negotiating the property agreements in China.

Dr. Cai has a wide range of high-level contacts in the Chinese mining communities and this has allowed Minco to access data on a large number of projects throughout China.  He serves as a director and/or officer of the following publicly-traded companies: Minco Silver Corporation, a TSX listed company (Director, President and CEO); Tranzcom China Security Networks Inc., a TSX Venture listed company (Director and Chairman); Linear Metals Corporation (Director) a TSX Venture listed company and East Energy Corp. (formerly “Gobi Gold Inc.”), a TSX Venture listed company (Director).

William Meyer

Chairman and Director

Mr. Meyer was appointed a director of Minco Gold Corporation since July 1999 and was appointed Chairman in November 1999.  Mr. Meyer, age 69, devotes approximately 35% of his time to the Company’s business.  Mr. Meyer graduated from the University of British Columbia in 1962 with a B.Sc. in Geology. After graduation, he was employed as an exploration geologist with Phelps Dodge Corporation of Canada and, later, as senior geologist with Gibraltar Mines Ltd. In 1967, he joined the consulting firm of Western Geological Services as a partner and in 1975 formed his own consulting firm, W. Meyer and Associates.

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

Mr. Meyer is a member of the Association of Professional Engineers of British Columbia, the Canadian Institute of Mining & Metallurgy, the Prospectors & Developers Association of Canada and the Association for Mineral Exploration British Columbia.

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

Heinz Frey

Director

Dr. Frey was appointed a Director of the Company in January 2006. Dr. Frey, age 68, devotes approximately 10% of his time to the Company’s business.  He is a resident of Solothurn, Switzerland.  He has a Ph.D. in Business Administration from the University of Bern, Switzerland. Dr. Frey was the CEO and Chairman of the Board of Ascom Holding AG, an internationally active Swiss telecommunications, service automation and energy company, prior to his retirement in 1994.

In addition to being active on a number of other boards, he is a former director of UBS (Union Bank of Switzerland). Currently, Dr. Frey is Vice-Chairman of the Board of Securitas Group AG, a leading Swiss-based multi-national company involved in the implementation of security systems.  Dr. Frey was the President & Director of Tranzcom China Security Networks Inc. from December 2001 to September 2006.

James M. Carter

Director

Mr. Carter was appointed a Director of the Company on June 30, 2006.  He is 61 years old, and devotes approximately 10% of his time to the Company’s business.  Mr. Carter is a Chartered Accountant with over 35 years experience in both public and private companies, and is currently a Vice President of Mass Financial Corp. (the former merchant banking arm of KHD Humboldt Wedag International Ltd.).

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

Dwayne Melrose

VP Exploration

Mr. Melrose has been the Company’s Vice president Exploration since May 2007.  Mr. Melrose, age 50, devotes approximately 50% of his time to the Company’s business.  He will be based in Beijing and acts as the designated Qualified Person in accordance with National Instrument 43-101 for the Company’s projects in China.  Mr. Melrose is a graduate of the University Of Waterloo, Ontario, with over 25 years experience as an exploration and mine geologist.  He has been involved in all aspects of exploration from grass roots through mine definition & feasibility, as well as open pit mine geology.  Mr. Melrose has worked for the Cameco/Centerra Gold companies in the exploration departments for the past 21 years.  During his tenure, he has had the opportunity to work within Canada, the United States, Kazakhstan, and the Kyrgyz Republic and was the Exploration Manager at the Kumtor Mine in the Kyrgyz Republic for the past 9 years.   He also serves as the Vice President Exploration of Minco Silver Corporation.

Matthew Kavanagh

Chief Financial Officer

Mr. Kavanagh has been the Company’s Chief Financial Officer since July 2006. He is 51 years old, and devotes approximately 40% of his time to the Company’s business.  Mr. Kavanagh serves as Chief Financial Officer for Minco Silver Corporation, a TSX Listed Company.  Mr. Kavanagh was the Chief Financial Officer of Tranzcom China Security Networks. Inc. from November 2006 to March 29, 2007.  Mr. Kavanagh is a Chartered Accountant with 20 years experience with both public accounting firms and private companies.  Mr. Kavanagh was the Director of Finance and Corporate Compliance with Dragon Pharmaceutical Inc., a publicly listed company trading on the TSX and OTCB from July 2001 to July 2006.  Previously he was Corporate Controller of Canadian Maple Leaf Financial Corporation, listed on the TSE and Maynards Industries Ltd., a privately held company.

Jin (Fiona) Zhou

Controller

Ms. Zhou has been the Company’s controller since September 2004.  Ms. Zhou, age 35, devotes approximately 30% of her time to the Company’s business.  She is currently a CGA Member and a CPA Member in China.  Ms. Zhou is also a Certified SAP Consultant specializing in Financial Accounting and Cost Accounting and she holds a Bachelor's Degree in Commerce, majoring in Financing.  Ms. Zhou has over10 years of experience in accounting and auditing in both Canada and China. Previously she served as the accounting manager of several companies and has held several positions such as finance supervisor and senior auditor.

B.

COMPENSATION

Certain information about payments to the Company’s executive officers is set out in the following table:

SUMMARY COMPENSATION

	Annual Compensation				Long Term Compensation
Name and Principal Position	Fiscal Year End	Consulting Fees/ Salary ($)	Bonus ($)	Other Ann. Comp ($)	Common Shares Under Options /SARs Granted (#)	Common Shares or Units Subject to Resale Restrictions ($)	LTIP Payout ($)	All Other Compen- sation ($)
Ken Z. Cai Chairman, CEO & Director	Dec. 31/06 Dec. 31/05 Dec. 31/04	114,675 110,730(9) 130,295(9)	55,625 30,775(9) 80,000(9)	Nil Nil Nil	175,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
William Meyer (2) Chairman & Director	Dec. 31/06 Dec. 31/05 Dec. 31/04	Nil Nil Nil	41,700 1,750 5,000(1)	Nil Nil Nil	100,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Matthew Kavanagh Chief Financial Officer (3)	Dec. 31/06 Dec. 31/05 Dec. 31/04	11,897 Nil Nil	625 Nil Nil	Nil Nil Nil	150,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Mark Orsmond VP Corporate Development (4)(10)	Dec. 31/06 Dec. 31/05 Dec. 31/04	61,171 Nil Nil	3,000 Nil Nil	Nil Nil Nil	300,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Robert S. Tyson (5) VP Corporate Development	Dec. 31/06 Dec. 31/05 Dec. 31/04	13,939 27,750 Nil	Nil 2,500 Nil	Nil Nil Nil	Nil 100,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Paul J. Johnston (6) Former VP Exploration	Dec. 31/06 Dec. 31/05 Dec. 31/04	4,209 43,371 Nil	Nil 5,000 Nil	Nil Nil Nil	Nil 150,000 Nil	N/A N/A N/A	N/A N/A	N/A N/A

	Annual Compensation				Long Term Compensation
Name and Principal Position	Fiscal Year End	Consulting Fees/ Salary ($)	Bonus ($)	Other Ann. Comp ($)	Common Shares Under Options /SARs Granted (#)	Common Shares or Units Subject to Resale Restrictions ($)	LTIP Payout ($)	All Other Compen- sation ($)
Simon Anderson (7) Former Chief Financial Officer	Dec. 31/06 Dec. 31/05 Dec. 31/04	9,340 28,720 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A	N/A N/A
Michael Legg (8) Past Executive Vice President	Dec. 31/06 Dec. 31/05 Dec. 31/04	Nil Nil 46,938	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Notes:

(1)

Bonus pursuant to a private placement.

(2)

Mr. Meyer was a Member of the Audit Committee from November 1, 1999 to October 3, 2005.

(3)

Mr. Kavanagh was appointed Chief Financial Officer of the Company on July 15, 2006 upon the resignation of Mr. Orsmond.

(4)

Mr. Orsmond was appointed the Company’s Vice President Finance and Chief Financial Officer of the Company on February 15, 2006 upon the resignation of Simon Anderson.  Mr. Orsmond resigned as Chief Financial Officer of the Company on July 15, 2006.  On July 15, 2006 Mr. Orsmond was appointed Vice President Corporate Development.  On September 29, 2006 Mr. Orsmond’s appointment was changed from Vice President of Finance and Corporate Development to Vice President Corporate Development.  Effective April 25, 2007 Mr. Orsmond resigned as VP Corporate Development of the Company.

(5)

Mr. Tyson was appointed Vice President Corporate Development on January 18, 2006 and resigned from the Company on June 2, 2006.

(6)

Mr. Johnston was appointed VP Exploration on June 13, 2005 and resigned on January 31, 2006.

(7)

Mr. Anderson was appointed Chief Financial Officer on February 16, 2005 and resigned on February 15, 2006. Mr. Anderson entered into a consulting agreement between Minco Gold Corporation and MCSI Consulting Services Inc. dated February 11, 2005.  Mr. Anderson is the Vice President of MCSI Consulting Services Inc.  The agreement calls for Mr. Anderson to provide accounting services for the Minco Gold Corporation and its related companies.  Under the agreement MCSI Consulting Services Inc. invoices the Company on the basis of an hourly rate of $100.00 plus disbursements and GST.

(8)

Mr. Legg was the Company’s executive vice president between March 2004 and March 2005.  On March 21, 2005, the Company announced that the employment agreement with Mr. Legg had been terminated.

(9)

Fees paid to Sinowin Investments Inc. pursuant to a consulting agreement.  Dr. Cai serves as president and chief executive officer of the Sinowin Investments Inc. providing consulting, management and supervision services in connection with the development of overall corporate strategy.

(10)

On June 1, 2006, the Company entered into a consulting agreement with Mercantile Consulting Limited.  Mr. Orsmond serves as President of Mercantile Consulting Limited, providing corporate finance and management accounting services.   On October 6, 2006 the June 1, 2006 agreement was replaced in its entirety.  The terms of the agreement are:  i) Mercantile receives a $5,000 monthly fee plus applicable GST; and ii) if during the terms of the agreement, the Company’s trading price exceeds an average price of $4.00 per common share over a 30 day period, Mercantile will receive a bonus of $100,000.  Between December 31, 2005 to December 31, 2006 $61,171 fees have been paid.

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

Compensation Committee

The Company has a Compensation Committee consisting of Messrs. Callander, Frey and Carter.  The primary purpose of the Compensation Committee is to:

(a)

establish, review and recommend to the Board of Directors of Minco Gold Corporation (the "Company") compensation and incentive plans and programs; and

(b)

review and approve compensation and awards under compensation and incentive plans and programs for the CEO and senior officers;

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

Purpose

The purpose of the Nominating Committee shall be to:

a)

assist the Board of Directors of Minco Gold Corporation, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders;

b)

assist the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and

c)

recommend to the Board, on an annual basis, director nominees for each Board committee.

Committee Membership

The members of the Nominating Committee must be "independent" of the Company as defined in Canadian National Instrument 58-101 - Disclosure of Corporate Governance Practices.  A Nominating Committee member is independent if he or she has no direct or indirect material relationship with the Company.  A "material relationship" includes a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a member's independent judgment.

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

D.

EMPLOYEES

As at June 15, 2007, the Company shares 51 full time employees with Minco Silver Corporation, of which 9 employees are located in Vancouver, British Columbia and the other 42 are located in China.

E.

SHARE OWNERSHIP

During the fiscal year ended December 31, 2006, no amounts were set aside or accrued by the Company or its subsidiaries during such year to provide pension, retirement or similar benefits for directors and officers of the Company, pursuant to any existing plan provided or contributed to by the Company or its subsidiaries.  As at December 31, 2006, the Company had 2,945,334 stock Options outstanding and exercisable (as at December 31, 2005 2,954,500) at varying prices between $0.55 and $2.55 per share, which were granted to directors, officers and employees of the Company.  The following table sets forth, as of June 15, 2007, common stock held by the Company’s officers and directors and all outstanding options and warrants to purchase common shares of the Company.

Common Shares Owned by Officers and Directors

Name and Title	Common Shares Held	Percentage of Common Shares Outstanding at June 15, 2007(2)
Ken Cai, President, Chief Executive Officer and Director	6,011,131(1)	14%
William Meyer, Chairman and Director	111,571	0.26%
Robert Callander, Director	40,000	0.93%
Fiona Zhou, Controller	5,000	0.01%
TOTAL	6,167,702	14.4%

Note:

(1)	Includes 5,360,731 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest.

Outstanding Options

The Company has implemented a stock option plan that provides for the issuance of up to 5,979,226 common shares to directors, employees and consultants. As at June15, 2007 the Company has granted options to purchase up to 3,402,834 common shares to directors, officers, employees and contractors.  The following table sets forth, as of June 15, 2007 granted and outstanding incentive stock options which have been granted to directors, officers, employees and contractors.

Date of Grant	Number of Stock Options Granted	Number of Stock Options Outstanding	Exercise Price ($)	Expiry Date
June 20, 1997	49,500	49,500	0.55	June 20, 2007
March 30, 2004	320,000	300,000	1.81	March 29, 2009
October 8, 2004	320,000	265,000	1.50	October 7, 2007
April 1, 2005	150,000	100,000	1.35	April 1, 2010
May 19, 2005	100,000	66,667	1.08	May 19, 2010
January 9, 2006	1,015,000	935,000	1.64	January 9, 2011
May 1, 2006	100,000	100,000	2.55	May 1, 2011
June 1, 2006	200,000	100,000	1.91	June 1, 2011
July 4, 2006	200,000	200,000	1.43	July 4, 2011
July 17, 2006	150,000	150,000	1.46	July 17, 2011
August 8, 2006	260,000	60,000	1.60	August 8, 2011
August 11, 2006	100,000	100,000	1.60	August 11, 2011
November 1, 2006	95,000	30,000	1.57	November 1, 2011
February 7, 2007	215,000	215,000	1.79	February 7, 2012
April 17, 2007	300,000	300,000	1.79	April 17, 2012
May 17, 2007	315,000	315,000	1.44	May 17, 2012
June 1, 2007	100,000	100,000	1.54	June 1, 2012
		3,402,834

In January 2006 the Company granted a total of 1,015,000 stock options to directors, officers, employees and consultants.  As a result of the Company granting the options in January 2006 and as at May 28, 2007 the Company went over the Plan allotment by 1,202,740 shares.  Of the 1,202,740 shares a total of 482,740 were granted to directors and officers of the Company and therefore disinterested shareholder approval is required.  Details of the 1,202,740 stock options granted to are as follows:

Date of Grant	# Stock Options Subject to Ratification	Price ($)
July 4, 2006	32,740	1.43
July 17, 2006	150,000	1.46
August 8, 2006	60,000	1.60
August 11, 2006	100,000	1.60
November 1, 2006	30,000	1.57
February 7, 2007	215,000	1.79
April 17, 2007	300,000	1.95
May 17, 2007	315,000	1.44
TOTAL	1,202,740

Accordingly, the Company will seek shareholder approval at its next Annual general and Special Meeting of Shareholders to be held on July 16, 2007 and will seek disinterested shareholders to approve and ratify the options previously granted in excess of those allowed under the existing stock option plan and also to adopt a new stock option plan.  In order for the foregoing resolutions to be passed by the shareholders, it must be approved by a majority of the votes of the disinterested shareholders voted at the Meeting.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

As of June 15, 2007 the Company believes that 4,707,107 of the issued and outstanding common shares were held by 28 registered shareholders with addresses in the United States.

As far as known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.  As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director of the Company, as at June 15, 2007, owned 5,360,731 common shares or 12.5% of the issued and outstanding shares of the Company’s common stock.  The following table sets forth, as of June 15, 2007, information with respect to (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company’s outstanding voting securities and (ii) the total amount of any class of the Company’s voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class (1)
Common shares	Pacific Canada Resources Inc.	5,360,731	12.5%
Common shares	Ken Cai	6,235,631 (2)	14.55%
Common shares	Teck-Cominco	2,680,643	6.25%
Common shares	All directors, Officers & deemed insiders as a group	7,418,536 (3)	17.4% (4)

Notes:

(1)

Based on the issued and outstanding shares of the Company.

(2)

Dr. Ken Cai, a director and officer of the Company, beneficially owns more than 10% of Pacific Canada Resources Inc., a private company.  Also includes options to purchase 224,500 common shares.

(3)

Includes Dr. Ken Cai's beneficial interest in 5,360,731 common shares owned by Pacific Canada Resources, Inc. and direct holdings of directors.  The total does include stock options granted.

(4)

Of the 7,418,536 common shares of which a total of 1,234,500 are pursuant to stock options granted but not exercised.

Escrow Securities

As at March 23, 2007, a total of 379,516 common shares of the Company were held at Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, subject to escrow share restrictions under an escrow agreement dated October 19, 2005.  All of these escrow shares are owned by Pacific Canada Resources Inc. and will be automatically released from escrow on June 30, 2007.  As of June 15, 2007, the escrow shares represent 0.88% of the total issued and outstanding shares that being 42,918,552 of the Company.

Table Of Escrow Shares

Pacific Canada Resources Inc.
Balance December 31, 1996	4,880,000
Released at $1.20 per share, June 1998	(949,561)
Released at $1.50 per share, August 1999	(508,736)
Released at $0.97 per share, March 2001	(430,381)
Released at $1.81 per share, August 2005	(1,473,264)
Balance December 31, 2005	1,518,058
Released January 2006	(379,514)
Released July 2006	(379,514)
Released January 2007	(379,514)
Balance as at June 15, 2007	379,516

B.

RELATED PARTY TRANSACTIONS

In April, 2004, Dr. Cai formed a consulting enterprise known as Sinowin Investments Inc. (“Sinowin”) and the Company entered into a consulting agreement with Sinowin, which replaced the previous agreement with Kaisun Investment.  Under the terms of the Sinowin agreement, Sinowin receives $12,500 per month in exchange for Dr. Cai serving as president and chief executive officer of the Company and providing consulting, management and supervision services in connection with the development of overall corporate strategy.

During the years ended December 31, 2006, 2005 and 2004, the Company paid to Dr. Cai, through Sinowin or Kaisun Investment, a total of $334,375, $264,215 and $236,400, for management services, property investigation, geological consulting, and bonus for arranging a financing.  Sinowin and Kaisun Investment are companies controlled by Dr. Cai, a director and officer of the Company.  The above amounts paid to Sinowin or Kaisun Investment or Dr. Cai include management fees.  The Company believes that the consulting agreements with Sinowin and Kaisun Investment, and Dr. Cai, are on terms as favorable as could be obtained from an unaffiliated third party.

Mr. Meyer, chairman and director of the Company, is also a director of Silver Standard Resources Inc., a company which the Company entered into a strategic alliance agreement with in October, 2004 and holds an interest in the Company’s subsidiary Minco Silver Corporation.  Mr. Meyer is also a director of New Cantech, a company that entered into a joint venture agreement with the Company in October 2003, related to its BYC gold project.  See “Description of Mineral Properties”, “BYC gold project.”  Other than the previously disclosed agreements with Pacific Canada Resources, Inc., Teck Cominco Limited and Silver Standard Resources Inc., the Company has not entered into any significant transaction with any other company.  The Teck Cominco Agreement expired in April 2004, and the Company has not at this time entered into any other transaction with Teck Cominco Limited.

During 2006, the Company paid William Meyer, the Company’s current Chairman, a bonus of $82,000 as compared to $1,750 during the fiscal year ended December 31, 2005.   The Company also paid $2,875 during the fiscal year ended December 31, 2005 as compared to $7,250 during 2004 to Dr. Robert Gayton, a former director of the Company as director’s fees. None of the directors or senior officers of the Company and no associates or affiliates of any of them are, or have been indebted to the Company or its subsidiaries at any time during the years ended December 31, 2006 and 2005.

ITEM 8.

FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Consolidated audited financial statements for the year ended December 31, 2006 (in Canadian dollars) with comparative figures for the year ended December 31, 2005.

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

Table A

High and low price for the five most recent fiscal years.

YEAR	TSX (CDN$) HIGH	TSX (CDN$) LOW	AMEX (US$) HIGH	AMEX (USD$) LOW
December 31, 2006	3.07	1.35	2.68	1.20
December 2005 (*)	1.71	1.54	1.58	1.35
December 31, 2004	1.90	1.58	N/A	N/A
December 31, 2003	2.70	0.28	N/A	N/A
December 31, 2002	0.75	0.20	N/A	N/A

(*)

On November 11, 2005 the Company received listing approval on The American Stock Exchange (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The November 2005 high and low is for the period between November 22, 2005 to December 31, 2005.  On February 1, 2007 the symbol for the Company was changed from MMK to MGH.

Table B

High and low prices for each quarterly period for the past two fiscal years ended December 31, 2006 and 2005 and the first quarter of 2007.

MONTH/YEAR	TSX (CDN$) HIGH	TSX (CDN$) LOW	AMEX (USD$) HIGH (*)	AMEX (USD$) LOW (*)
Quarter 1 – March 2005	1.62	1.12	N/A	N/A
Quarter 2 – June 2005	1.25	1.22	N/A	N/A
Quarter 3–September 2005	1.29	1.37	N/A	N/A
December 2005 (*)	1.71	1.54	1.58	1.35
Quarter 1 – March 2006	2.98	1.60	2.60	1.41
Quarter 2 – June 2006	3.07	1.42	2.68	1.24
Quarter 3 – September 2006	1.79	1.35	1.65	1.20
December 2006	1.95	1.50	1.75	1.34
Quarter 1 – March 2007	1.79	1.53	1.82	1.29

(*)

On November 11, 2005 the Company received Listing approval on The American Stock Exchange (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The November 2005 high and low if for the period between November 22, 2005 to December 31, 2005.  .  On February 1, 2007 the symbol for the Company was changed from MMK to MGH.

ITEM 10.

ADDITIONAL INFORMATION

Table C

High and low prices for each month for the past six months.

MONTH/YEAR	TSX (CDN $) HIGH	TSX (CDN $) LOW	AMEX (USD $) HIGH (*)	AMEX (USD $) LOW (*)
May 2007	1.65	1.36	1.50	1.24
April 2007	2.11	1.64	1.84	1.43
March 2007	1.94	1.69	1.65	1.42

MONTH/YEAR	TSX (CDN $) HIGH	TSX (CDN $) LOW	AMEX (USD $) HIGH (*)	AMEX (USD $) LOW (*)
February 2007	2.15	1.70	1.68	1.48
January 2007	1.73	1.53	1.47	1.29
December 2006	1.95	1.61	1.75	1.35

The Company has 100,000,000 common shares authorized, without par value, of which 42,918,552 common shares were issued and outstanding as of June 15, 2007.  Each of the common shares has equal dividend, liquidation and voting rights.  Voters of the common shares are entitled to one vote per share on all matters that may be brought before them.  Holders of the common shares are entitled to receive dividends when declared by the board of directors from funds legally available for that purpose.  The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares.  The outstanding common shares are fully paid and non-assessable.  Of the Company’s common shares outstanding, 379,516 are currently held in escrow, subject to release or cancellation upon certain conditions.  See Item 7 - “Escrow Securities.” The transfer agent and registrar for the common shares is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6B 5A1.  The following table sets forth a history of the share capital for the Company for the last three fiscal years, and through June 15, 2007.

		Issuance	Common Share Balance
December 31, 2003	Issued and outstanding		27,614,029
January 6, 2004	$0.20 options exercised	100,000
January 7, 2004	$0.40 shares issued for debenture debt	1,451,500
January 8, 2004	$1.80 shares issued for debenture debt	10,250
January 8, 2004	$0.40 shares issued for exercise of warrants	75,000
January 8, 2004	$0.20 options exercised	15,000
January 9, 2004	$0.40 shares issued for exercise of warrants	143,500
January 9, 2004	$0.40 shares issued for exercise of warrants	75,000
March 18, 2004	$0.40 shares issued for exercise of warrants	142,857
March 18, 2004	$0.40 shares issued for exercise of warrants	30,000
April 5, 2004	$0.20 options exercised	180,000
April 6, 2004	$0.40 shares issued for exercise of warrants	9,000
April 7, 2004	$0.40 shares issued for exercise of warrants	50,000
May 9, 2004	$0.55 options exercised	20,000
May 20, 2004	$0.40 shares issued for exercise of warrants	50,000
May 28, 2004	$0.40 shares issued for exercise of warrants	114,000
June 16, 2004	$0.40 shares issued for exercise of warrants	14,286
July 5, 2004	$0.55 options exercised	75,000
July 13, 2004	$0.40 shares issued for exercise of warrants	285,714
July 14, 2004	$0.40 shares issued for exercise of warrants	20,000
July 15, 2004	$0.40 shares issued for exercise of warrants	70,000
July 20, 2004	$0.50 options exercised	15,000
July 21, 2004	$0.40 shares issued for exercise of warrants	71,500
July 21, 2004	$0.40 shares issued for exercise of warrants	250,000
July 22, 2004	$0.40 shares issued for exercise of warrants	50,000
July 23, 2004	$0.40 shares issued for exercise of warrants	40,000
September 13, 2004	$0.50 options exercised	13,333
October 19, 2004	$1.70 shares issued for private placement	3,571,429
November 19, 2004	$0.50 options exercised	100,000
November 25, 2004	$1.70 warrants exercised	125,000
November 25, 2004	$0.20 options exercised	200,000
December 17, 2004	$1.70 warrants exercised	12,500
December 17, 2004	$0.60 warrants exercised	50,000
December 31, 2004	Issued and outstanding		35,043,897

		Issuance	Common Share Balance
Jan. 10, 2005	$0.20 options exercise	30,000
Jan. 12, 2005	$0.20 options exercised	50,000
Jan. 19, 2005	$0.20 options exercised	30,000
Feb 10, 2005	$0.20 options exercised	70,000
Feb. 25, 2005	$0.20 options exercised	52,700
Feb. 28, 2005	$0.60 warrants exercised	250,000
Feb. 28, 2005	$0.55 options exercise	20,000
Mar. 18, 2005	$0.50 options exercise	13,333
April 6, 2005	$0.38 options exercised	150,000
April 6, 2005	$0.60 warrants exercised	31,428
April 6, 2005	$0.38 option exercised	150,000
April 6, 2005	$0.60 warrants exercised	31,428
June 6, 2005	$0.50 option exercise	13,334
July 18, 2005	$0.55 option exercise	50,000
July 21, 2005	Private Placement @ $1.15	2,500,000
September 13, 2005	$0.55 options exercised	7,000
October 24, 2005	$0.55 options Exercised	40,000
November 2, 2005	$0.83 options Exercised	50,000
November 25, 2005	$0.55 options Exercised	135,000
December 13, 2005	$0.55 options Exercised	97,300
December 31, 2005	Issued and Outstanding		38,633,992
January 3, 2006	Options Exercised	45,000
January 20, 2006	$1.40 Broker Options Exercised	162,500
February 7, 2006	Exercise of Warrants @ $1.70	10,500
February 15, 2006	$1.40 Broker Options Exercised	38,885
February 18, 2006	$1.40 Broker Options Exercised	48,615
February 23, 2006	$0.55 options Exercised	321,500
March 7, 2006	Exercise of Warrants @ $1.70	10,500
March 14, 2006	Exercise of Warrants @ $1.50	15,000
March 17, 2006	Exercise of Warrants @ $1.70	21,000
March 17, 2006	Exercise of Warrants @ $1.50	22,000
March 22, 2006	Exercise of Warrants @ $1.70	25,000
March 24, 2006	Exercise of Stock Options @ $0.50	40,000
April 3, 2006	Exercise of Warrants @ $1.70	25,000
April 4, 2006	$1.50 options Exercised	8,333
April 17, 2006	Exercise of Warrants @ $1.50	50,000
April 25, 2006	Exercise of Warrants @ $1.50	20,000
April 26, 2006	Exercise of Warrants @ $1.50	10,000
April 27, 2006	$1.80 options Exercised	13,300
May 1, 2006	Exercise of Warrants @ $1.50	15,000
May 3, 2006	$1.50 options Exercised	10,000
May 3, 2006	$1.35 options Exercised	10,000
May 8, 2006	$0.83 options Exercised	50,000
May 8, 2006	Exercise of Warrants @ $1.50	10,000
May 9, 2006	Exercise of Warrants @ $1.70	8,928
May 10, 2006	Exercise of Warrants @ $1.50	37,000
May 15, 2006	Exercise of Warrants @ $1.50	125,500
May 16, 2006	Exercise of Warrants @ $1.50	78,100
May 17, 2006	Exercise of Warrants @ $1.50	50,000
May 23, 2006	Exercise of Warrants @ $1.50	11,000
May 24, 2006	Exercise of Warrants @ $1.50	31,000

		Issuance	Common Share Balance
May 25, 2006	Exercise of Warrants @ $1.50	10,000
May 25, 2006	Exercise of Warrants @ $1.50	1,672,900
May 25, 2006	$1.08 options Exercised	33,333
June 6, 2006	Exercise of Warrants @ $1.50	12,000
June 6, 2006	$0.83 options Exercised	100,000
June 16, 2006	$1.13 options Exercised	33,333
July 12, 2006	$0.55 options Exercised	150,000
September 26, 2006	Exercise of Warrants @ $1.70	50,000
October 2, 2006	Exercise of Warrants @ $1.70	125,000
November 28, 2006	$0.20 options Exercised	596,000
November 28, 2006	$0.55 options Exercised	100,000
December 7, 2006	$1.60 options Exercised	25,000
December 31, 2006	Issued and Outstanding		42,865,219
January 31, 2007	Issued and Outstanding		42,865,219
February 23, 2007	Issued and Outstanding		42,865,219
March 31, 2007	Issued and Outstanding		42,865,219
June 1, 2007	$1.35 options Exercised	45,000
June 1, 2007	$1.07 options Exercised	8,333	42,918,552

June 15, 2007	Issued and Outstanding		42,918,552

Except for finder’s fees, all issuances noted above were for cash. No shares issuances in the period covered by the above table were subject to discounts, special terms or installment payments.  In addition, the Company has raised funds by issuing special warrants that may be converted into common shares of its subsidiary Minco Silver as described in Item 5B "Liquidity and Resources".

Normal Course Issuer Bid

(Share Buy-Back Program)

On November 20, 2006, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) for the Company’s Notice of Intention to Make a Normal Course Issuer Bid.  Under the terms of the Normal Course Issuer Bid, the Company may acquire up to 2,107,210 common shares of the Company (the “Shares”) between November 22, 2006 and November 21, 2007.  As of the date of the acceptance, the Company had not acquired any of its shares in the last 12 months.  All Shares purchased by the Company under the Normal Course Issuer Bid will be effected through the facilities of the TSX.

The Company is limited, pursuant to the policies of the TSX on issuer bids, to purchase not more than 842,884 shares (2% of the Company’s 42,144,219 issued and outstanding Shares as of October 31, 2006) during any 30-day period to a maximum of 2,107,210 Shares (5% of the Company’s 42,144,219 issued and outstanding Shares) during the 12 month period.  The price at which the Shares will be purchased pursuant to the Normal Course Issuer Bid by the Company will be the market price of the Shares at the time of acquisition and will be at a price that is not higher than the last independent trade of a board lot of Shares of the Company.  As of the date of this Annual Report the Company has not acquired any of its shares through the normal course issuer bid.

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

C.

MATERIAL CONTRACTS

The only material contracts not in the ordinary course of business entered into by the Company during the financial year ended December 31, 2006, or in prior years that are still in effect are:

DATE	DOCUMENT	PARTY	REFERENCE TO:
March 24, 2004	Amending agreement	Between the Company and Exploration and Development Institute of Land and Resources of Inner Mongolia	Mineral Properties, Gobi
April 26, 2004	Share transfer agreement	Between the Company and Shengda Group of Companies	Mineral Properties, Yangshan Western Extension
May 17, 2004	30-year joint venture agreement	Between the Company, Guangdong Geological Exploration and Development Corporation, Zhuhai Zhenjie Developments Ltd. and Foshan Baojiang Nonferrous Metals Corporation	Mineral Properties, Changkeng Gold Deposit
May 26, 2004	30-year joint venture agreement	Guangdong Geological Exploration and Development Corporation	Mineral Properties, Fuwan silver property
August 20, 2004	Assignment Agreement	Between Minco Gold Corporation, Minco China, Minco BVI and Minco Silver Corporation	Mineral Properties, Fuwan silver property
September 28, 2004	Joint venture contract	Between Minco Silver and Guangdong Geological Exploration and Development Corp.	Mineral Properties, Fuwan silver property
January 1, 2007	Cost Sharing Agreement	Between Minco Silver Corporation, Minco Gold Corporation, Tranzcom China Security Networks Inc. and Aquasol Envirotech (Canada) Inc.
October 4, 2004	Strategic alliance agreement	Between the Company, Minco Silver and Silver Standard	Mineral Properties, Fuwan silver property

DATE	DOCUMENT	PARTY	REFERENCE TO:
December 18, 2004	Joint venture agreement	Between the Company and Gansu Quinqi Mining Co. Ltd.	Mineral Properties, Yangshan Western Extension
May 2, 2005	Confirmation Agreement	Between Minco Silver Corporation, the Company and Minco China	Mineral Properties, Fuwan silver property
August 24, 2006	Second Confirmation Agreement dated	Between Minco Silver Corporation, the Company and Minco China	Mineral Properties, Fuwan silver property

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

United States Tax Consequences

US Holders

As used herein, a “US Holder” includes a holder of Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds the common shares , the U.S. Holder should consult its tax advisor regarding the specific tax consequences of owning and disposing of its shares.A US Holder does not include (1) those who own (directly, or indirectly by attribution) 10% or more of the share capital or voting power of the Company; (2) are persons subject to the alternative minimum tax; (3) persons holding the shares as part of a straddle, hedging or conversion transaction and (4)persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted could be applied, possibly on a retroactive basis, at any time.  A holder or prospective holder of the Company’s common shares should consult his or her own tax advisors about federal, state local and foreign tax consequences of purchasing, owning and disposing of the common shares of the Company.

Passive Foreign Investment Companies

The Treaty essentially calls for taxation of shareholders by the shareholder’s country of residence.  In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations.

Under Section 1297 of the Internal Revenue Code of the United States, a foreign investment corporation is treated as a passive foreign investment company (a “PFIC”) if for the taxable year it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income or are held for the production of passive income.  The Company believes that it is a passive foreign investment company (“PFIC”) for United States federal income tax purposes with respect to a United States Investor.  Because the Company is a PFIC, unless a United States Investor who owns shares in the Company elects (a section 1295 election) to have the Company treated as a “qualified electing fund” (a “QEF”) as described below, the following rules apply:

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

The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion.  The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year calculated at the highest rate in effect for that year, plus interest.  The interest charge is at the rate applicable to deficiencies in income taxes.

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

Distribution on Common Shares

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

G.

STATEMENT BY EXPERTS

We have included in “Item 4. Information on the Company” information about the Fuwan Silver Project from an updated technical report prepared by P & E Mining Consultants Inc., of 2 County Court Blvd., Suite 202, Brampton. Ontario, Canada, L6W 3W8. The authors of the report are Eugene Puritch P.Eng. and Tracy Armstrong P.Geo. The technical report was prepared under the guidelines of Canadian National Instruments 43-101.  The Company filed the Updated 43-101 technical report on November 2, 2006 via SEDAR.  P&E Mining Consultants Inc. has consented to the inclusion of this information and has authorized the relevant contents of “Item 4. Information on the Company”.  We have included in “Item 4. Information on the Company” information about the Jinniushan Gold Project Silver Project from a technical report prepared by Peter G. Folk, P. Eng., of 280 Wood Dale Drive, Comp. 47, Site 21, Mayne Island, B.C., Canada, V0N 2J0. The technical report was prepared under the guidelines of Canadian National Instruments 43-101.  The Company filed the Updated 43-101 technical report on January 3, 2007 via SEDAR.  Peter G. Folk has consented to the inclusion of this information and has authorized the relevant contents of “Item 4. Information on the Company”. We have included in “Item 4. Information on the Company” information about the White Silver Mountain Project from a technical report prepared by Kenneth R. Thorsen, P. Eng., BSc., of 1936 Eureka  Ave., Port Coquitlam, British Columbia, Canada, V3C  5P5.  The technical report was prepared under the guidelines of Canadian National Instruments 43-101.  The Company filed the Report on April 23, 2007 via SEDAR and the report for reference is dated March 15, 2007.  Kenneth R. Thorsen has consented to the inclusion of this information and has authorized the relevant contents of “Item 4. Information on the Company”.

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

•

Minco Mining (China) Corporation, incorporated in China on May 12, 2004, for the purposes of  managing Minco Gold’s projects in China, enhancing the Company’s management team in China, and expanding upon certain mining activities (such as staking) in China.  This company currently has eight full time and part time employees.

•

Minco Silver Corporation, incorporated on August 20, 2004, under the laws of British Columbia.  Minco Silver was a 100% owned subsidiary of the Company.  This company was incorporated to acquire and develop silver projects in China and is currently involved with the development of the Fuwan silver property in Guangdong Province, China.

At December 31, 2004, the Company owned a 70% interest in Minco Silver but following a subsequent financing by Minco Silver, Minco Gold’s interest decreased to 55.56%.  On December 2, 2005, Minco Silver became a report issuer listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “MSV”.  The Company currently owns 14,000,000 common shares of Minco Silver or a 45% of the issued and outstanding common shares of Minco Silver.  Minco Silver and GGEDC agreed pursuant to the Amending Contract that, subject to the payment of the applicable purchase price, Minco Silver (through Minco China) would hold a 100% interest in the Fuwan Permits, subject to GGEDC retaining a 10% net profit interest in the properties subject to the Fuwan Permits.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISK

The Company is exposed to market risk, primarily related to foreign exchange.  The Company uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in China where the Company is conducting exploration activities.  The following table sets forth the principal components of the balance sheet at December 31, 2006 showing the sensitivity to exchange risk:

Year Ended December 31, 2006

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Cash and equivalents	(93,004)	1,889,997	188,749	14%
Temporary investments	7,974,825	20,177,000	10,982,726	2%
Receivables	594,248	3,294,801	1,085,423	4%
Prepaid expenses and deposits	178,003	47,435	185,074	0.3%
Accounts payable and accrued liabilities	384,482	782,458	501,128	2%

The following table sets forth the principal components of statement of operations for the year ended December 31, 2006 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Exploration costs	1,097,844	10,316,226	2,563,132	5%
Administrative expenses	5,465,183	2,302,731	5,792,256	1%
Other income (loss)	5,348,678	251,054	5,384,337	0.1%
Non-controlling interest	1,381,727	-	1,381,727	0%

Year Ended December 31, 2005

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Cash and equivalents	242,185	4,010,472	821,164	6.5%
Temporary investments	15,705,409	9,500,000	17,076,894	1%
Receivables	238,784	559,713	319,588	2.3%
Prepaid expenses and deposits	145,542	255,675	182,452	2%
Accounts payable and accrued liabilities	362,842	3,668,819	905,105	4.7%

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

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES

AND DELINQUENCIES

Not Applicable

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF

SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

(a)

Disclosure controls and procedures

The Company maintains internal controls over financial reporting designed to provide reasonable assurance regarding the completeness and reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles in Canada  and the United States ("GAAP”). The Company has in place polices and procedures regarding the maintenance of records to ensure they are complete and accurate and fairly reflect the transactions of the Company and provide reasonable assurance that only authorized expenditures and asset dispositions are undertaken.

The Company has a limited number of staff and it is not always possible to achieve a complete segregation of incompatible duties. Management attempts to mitigate the risk of any material misstatement occurring through compensating controls and the “hands-on” involvement and knowledge of the senior management, however, a control system, no matter how well designed and functioning, can only provide reasonable, not absolute assurance the objectives of the control system are met.

Management noted some areas that need improvement in the financial reporting process during a review and evaluation of the effectiveness of its internal controls over financial reporting of the Company’s operations in China. The accounting staff in China prepares financial statements in accordance with the requirements in China and not in accordance with GAAP. The accounting staff in Canada has bilingual language abilities (English and Chinese) and oversees the operations in China to ensure the adjustments required to present the financial statements of the operations in accordance with  GAAP are identified, however, the limited staff resources, the time difference and the geographical distances between its head office and operations in China creates some challenges. The Company intends to hire a knowledgeable, bilingual staff member in China who will devote a substantial amount of time and effort to ensure Canadian and U.S. reporting and compliance matters are addressed in China.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this 20-F, management of the Company, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian Securities Laws. Based on that evaluation, of the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this 20-F, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual and interim filings and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time period specified by those laws and that material information is accumulated to management of the Company including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Based on their evaluation as of December 31, 2006, the Company's principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, in accordance with paragraph (b) of Rule 13a-15.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the past two fiscal years, the Company has paid the following fees to its principal accountants, Ernst & Young, LLP:

	2006	2005
Audit fees	$ 80,000	$ 84,500
Audit-related fees	-	33,650
Tax fees	3,800	26,744
All other fees	-	-
Total	$ 83,800	$144,894

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

The following is the Company’s Communications Policy.

Overview

Both the Toronto Stock Exchange (the “TSX”) and the various provincial securities commissions encourage companies to adopt their own internal communications policies (the “Policy”). To facilitate this, the TSX and the Canadian Securities Administrators (the “CSA”) have issued similarly-worded guidelines – the former is found in Part IV(B) “Timely Disclosure” of the TSX Company Manual; the latter in National Policy 51-201, “Disclosure Standards”.  This Policy, which is current as of May 11, 2005, incorporates the aforementioned TSX and CSA guidelines.  This Policy has been approved by the Board of Directors of Minco Gold Corporation (the “Company”) and must be presented for reading by all directors, officers and employees of the Company and its subsidiaries with access to strategic or material non-public information involving the Company and its affairs.

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

(IV)

The Company should not directly respond to rumors posted in news groups or chat rooms, but instead should issue a news release in accordance with the terms of this Policy.  If any director, officer or employee of the Company becomes aware of a rumor in a chat room or news group or other source that may have a material impact on the price of the Company’s stock, he or she should immediately contact the CEO or the CFO who will, with the assistance of the Company’s securities counsel, decide the appropriate course of action.

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

NOMINATIONS COMMITTEE CHARTER

Purpose

The purpose of the Nominating Committee shall be to:

(a)

assist the Board of Directors of Minco Gold Corporation (the "Company"), on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders;

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

COMPENSATION COMMITTEE CHARTER

Purpose

The purpose of the Compensation Committee shall be to:

(a)

establish, review and recommend to the Board of Directors of Minco Gold Corporation (the "Company") compensation and incentive plans and programs; and

(b)

review and approve compensation and awards under compensation and incentive plans and programs for the CEO and senior officers;

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

ITEM 17.

FINANCIAL STATEMENTS

Attached hereto

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable

Financial Statement

DOCUMENT	PAGE
Consolidated Financial Statements as at December 31, 2006 and 2005 (in Canadian Dollars) including Auditors Report, Balance Sheet, Cash Flow and Notes	99

ITEM 19.

EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
12.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of P & E Mining Consultants Inc.
14.2	Consent of Peter G. Folk
14.3	Consent of Kenneth R. Thorsen

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and that it has duly caused the undersigned to sign this Annual Report on its behalf.

MINCO GOLD CORPORATION

Dated:

June 29, 2007

“Ken Z. Cai”

Ken Z. Cai, President