Form 20-F/A
period 2006-12-31
MINCO GOLD CORP
filed 2007-12-12
CIK 1020825

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

I.

CHANGKENG GOLD PROPERTY

The detailed history and background of Minco Gold’s Changkeng Gold Property is disclosed above under “The Changkeng Joint Venture”.

Location

The Changkeng gold deposit is located approximately 45 km southwest of Guangzhou, the fourth largest city in China with 13 million people and the capital city of Guangdong Province. The project is adjacent to Minco Silver Corporation’s world-class Fuwan Silver deposit and located close to well established water, power and transportation infrastructure

112°40'0"
112°50'0"
113°0'0"
23°0'0"
22°50'0"
112°30'
Luoke-Jilinggang Project
Changkeng Project
Fuwan Project
Gaoming
Guyetang-Sanhuazhen Project
Guanhuatang project
Legend
Project Staked by Minco
Changkeng project
Fuwan project
City And County
Main Road
N
W
E
S
0 1.5 3 6
Kilometers
1 centimeter equals 1.5 kilometers
Drawn in Sep.26,2007

Project in Guangdong

Work Program

▪

10,000 metres of infill drilling beginning in 2007

▪

Upgrade the resource to Measured and Indicated

▪

Initiate pre-feasibility 2008

Ownership

The 119 ha Changkeng exploration permit covers the exposed, down dip and along strike extensions of the Changkeng gold deposit. Minco Gold Corporation has the right to earn 51% equity interests on the Changkeng gold project pursuant to the Changkeng Joint Venture Agreement made among Minco Mining, Guangdong Geological Exploration and Development Corp. ("GGEDC") and three other unrelated Chinese parties. Minco and GGEDC collectively control 70% of the Changkeng joint venture. Silver dominant zones that form part of the Fuwan silver deposit extend underneath the Changkeng exploration permit as zones that are geologically distinct from the Changkeng gold dominant zones. The 51% interest of Minco Gold in the silver dominant zones residing on the Changkeng exploration license was assigned to Minco Silver by the Company pursuant to the assignment agreement dated August 20, 2004. As GGEDC is also Minco Silver's partner in the Fuwan joint venture, the effect of Minco's assignment to Minco Silver is that the Fuwan joint venture holds a 70% interest in the silver dominant zones underlying the Changkeng.

Background

Gold was discovered at Changkeng in early 1990 by systematic follow up of stream sediment and soil geochemical anomalies identified from surveys completed by the Guangdong Provincial government (Regional Geological Survey Team of Guangdong Bureau of Geological Exploration). Illegal, small scale mining began in 1991 and removed most of the oxidized, near surface mineralization.

Geology and Mineralization

The Changkeng-Fuwan gold and silver deposits occur within the Sanzhou basin, which is a triangular-shaped, Upper Paleozoic fault-bounded basin. Upper Paleozoic and Mesozoic sedimentary units are folded into an open syncline with a northeast-trending axis. A shallow dipping fault zone developed near the unconformity separating Lower Carboniferous limestone and Upper Triassic clastic sedimentary units hosts the gold and silver deposits at Changkeng and Fuwan. The Changkeng gold mineralization occurs as lenses of brecciated and silicified Triassic clastic rock. Barite, fluorite, carbonate and pyrite are associated with the mineralized zones. Two gold-bearing mineralized zones are exposed at surface and merge at depth and along strike to the northeast. Zone 1 has a strike length of 747 metres and ranges in width from 1 to 39.26 metres. Zone 2 has a strike length of 134 metres and ranges in width from 3.55 to 11.47 metres. The deposit is open to the east, south and down-dip from the outcropping mineralization and provides an opportunity to significantly increase the resources for the deposit.

Results

Minco completed a limited drilling program at Changkeng in October 2004, confirming the results from previous Chinese drilling and the continuity of the Zone 1. All the holes were drilled vertically and true widths of the intersections have not yet been established. The holes are drilled on a northwest-southeast grid approximating the dip direction of the mineralized zone.

Table 1. Assay results from diamond drill holes completed by Minco in 2004

Of particular significance is the eastern extension of the deposit where hole JZK4001 revealed anomalous gold values in an open area. In a previous drill program, the Chinese partner had drilled a hole ZK4802, approximately 1,000 metres east of the deposit area , which encountered a 127.59 metre thick mineralized zone assaying 1.24 grams per tonne of gold (atomic absorption method), with a higher grade section running at an average of 3.85 grams per tonne gold over 11.99 metres. All existing drilling results have been compiled into a drill hole database to facilitate geological modeling and resource calculations. The second phase of drilling will concentrate on filling in the grid to acquire intersections with spacing of 50 x 50 metres. When complete, results of this drilling program will be used to produce a resource estimate that meets CIM standards and will allow a pre-feasibility study to be undertaken. Down hole engineering studies will be carried out on selected drill holes.

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

II.

LONGNAN PROPERTIES (YANGSHAN, YEJIABA AND XICHENG EAST PROJECTS)

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 13 exploration permits in Longnan region of south Gansu Province. Ten of the permits are located in the Yangshan belt situated east and north of the Anba deposit.  Three permits are located in a geological terrain immediately north of the Yangshan belt and are referred to as the Xicheng East permits.  All 13 exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar that at Anba and other gold occurences in the region.

Cheng County
Guojiagou Project
Guojiagou
Longnan City
Kang county
Yangshan project
Jiuzhaigou County
ANBA
104°20'0"
104°30'0"
104°40'0"
104°50'0"
105°
105°10'0"
105°20'0"
105°30'0"
105°40'0"
105°50'0"
33°50'0"
33°40'0"
33°30'0"
33°20'0"
33°10'0"
legend
Gold Project Staked by Minco
Gold Desposit
City And County
Main Road
N
W
E
S
0
5
10
20
Kilometers
1 centimeter equals 4 kilometers

Longnan Project

Drawn in Sep.21,2007

Yangshan Project Area

The geochemical data in the Company’s stream sediment sampling program , outlines 20 composite anomalies of Au, As, Sb or Ag which have been delineated in the survey area.  The gold anomalies coincide with strong As and Sb values located in a Devonian clastic rock unit closely associated with a regional arcuate fault structure.  The structural and geological setting and geochemical features of these anomalies are comparable to those of the known areas of gold mineralization along the Yangshan gold trend.

For  all the Yangshan Property areas,  all stream sediment samples were conducted in the following manner:  at each site 500 – 1000 grams of samples were collected from multiple points within 10 metres to assure no bias due to one specific sample location.  The samples were dried and sieved to create a 150 gram sample of minus 20 mesh to plus 160 mesh and put into a sealable bottle. At the laboratory the sieved samples were pulverized to minus 200 mesh for assaying.  Field duplicates (5%) metres camp duplicates (5%), reference material (5 - 10%) and lab duplicates (10%) are part of the QA/QC procedures for the sampling.  For the Grid and Contour Soil sampling, 500 gram samples were collected from the residual soil (C horizon).  Samples were dried and sieved  to create a 150 gram sample of minus 40 mesh and sent to the laboratory.  A detailed Sampling and QA/QC procedure that was used for the Stream and Soil sampling is attached in the Appendix and is a company wide Minco Sampling Procedure. The samples above were analyzed for Au, Ag, As. Sb, Bi, Cu, Pb, Zn, W, Mo, Ba and Hg at the central lab of the Institute of Geophysical and Geochemical Exploration in Langfang, Hebei province.  The samples were analyzed by the following analytical methods: Flameless Atomic Absorption (ANN), Atomic Flourescence Spectromerty (AFS) and Plasma Mass Spectrometry (ICP-MS) depending on the element analyzed.  Analytical quality was controlled by inserting reference samples and duplicate samples in each 20-sample batch.  In November 2006 the Company announced that significant gold, silver, antimony, lead and zinc mineralization had been discovered in all the three sub-project areas, including the following most significant mineral occurrences:

Yejiaba Project Area

14 composite anomalies in stream sediment samples have been delineated in the Yejiaba project area, a belt parallel to and north of Yangshan.  The largest composite anomaly, the Madigou anomaly, is 23 square kilometers in area and characterized by coincident Au, Ag, As, and Sb values.

Xicheng Project Area

Xicheng Project Area is located at the east extension of the well-known Xicheng Pb-Zn metallogenic belt northeast of Yejiana. 11 composite anomalies have been delineated in the project area. The largest anomaly is about 16 square kilometers in area and consists of coincident Au, Ag, Pb and Zn values..  Ten of the strongest anomalies characterized by coincident Au, Ag, As & Sb values in favourable geological terrains had been selected for the first-round follow-up.

Minco completed a reconnaissance program over several major semi-regional geochemical anomalies discovered last year. Field work in this program has included sketch mapping, sampling along traverse lines over selected anomalous areas, and infill sampling along selected anomalous drainage.  Gold, silver, antimony, lead and zinc mineralization has been discovered in all the three sub-project areas, including the following occurrences:

Yuezhao Gold Occurrence:  This area covers approximately 12 square kilometers and is located on the northeast extension of the Yangshan Gold Belt.  The regional structures and host units extend directly into Minco’s exploration area at the northeast extension of the Belt.  The regional arcuate structural trend controls the distribution of a number of sedimentary-hosted gold deposits in South Gansu and North Sichuan provinces.  The Yuezhao gold occurrence was discovered through follow-up work on a regional gold anomaly on the east extension of the Yangshan project area. Geological mapping and surface trenching that was conducted in 2006 identified two gold mineralized zones in the highly schistose and silicified carbonaceous phyllite and silty phyllite.  Zone ZT-1 has been traced for about 600 metres at surface along the NE60-70° strike direction.  It has a minimum width of 2 metres and a maximum width of 3.6 m as exposed in trenches and outcrops.  Zone ZT-2 was located 35m north of zone ZT-1, has been traced for about 200 metres on surface, It has a minimum width of 1.3 metres and a maximum width of 6.1 metres as exposed in surface trenches and outcrops.  The Company began exploration drilling on May 2, 2007.  The Phase I diamond drilling program consists of approximately 1,500 metres in 7 holes to test the down dip extension of the known surface mineralization previously delineated in trenching.

In addition, Minco’s field crews are presently conducting detailed surface work and defining drill targets at the Yangshanli and Chachashi areas.

Chengjiagou Ag-Au-Pb Occurrence:  Mineralization occurred in Devonian carbonaceous slate in an abandoned artisan adit in the Xicheng East sub-project area. Two samples that were collected (more than 1 kg of sample weight) from the adit returned 133.3g/t and 567.4g/t Ag, 0.39 and 0.52g/t Au, 4.25 and 7.07% Pb, 0.1 and 0.38% Zn, 0.2 and 0.3% Cu respectively.

Yangjiagou Ag-Au-Pb and Antimony Occurrences:  Mineralization occurs in the Devonian carbonaceous slate in the Yejiaba sub-project area. Samples (weighing over 1 kg each) were collected from multiple sites over the outcrop. One sample collected from a mineralized outcrop in carbonaceous slate returned 137g/t Ag, 0.87g/t Au and 2.6% Pb.

In June the Company’s Phase II program was initiated on the basis of the results from Phase I program which consisted of the following:

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

2005 Exploration Program

In August 2005, the Company initiated a semi-regional stream sediment geochemical survey within the six Yangshan permits, four Yejiaba (previously called Guojiagou) permits, and three Xicheng East permits.  The survey covered approximately 913 km2 and involved collection of 3,036 stream sediment samples from active drainages at a density of approximately 3 to 4 samples per km2.  All samples were collected and prepared for analysis and QA/QC procedures followed the Minco Procedures for Stream and Soil Sampling and QA/QC Procedures (see detailed QA/QC procedure on page 31).  Fractions from

-20 to +60 mesh of each sample were prepared at the field camp and all the prepared samples were sent to the Central Laboratory at the Institute of Geophysical and Geochemical Exploration in Langfang for analysis of Au, Ag, As. Sb, Bi, Cu, Pb, Zn, W , Mo, Ba and Hg. All of the assay data of the samples were received in middle January 2006. Minco geologists have completed data compilation and prepared an exploration proposal for the coming field season. 20 geochemical Au, As, Sb and Ag anomalies were delineated in the famous Yangshan gold trend, 12 geochemical anomalies in Yejiaba area and 11 anomalies in the Xicheng East area. Among these the 10 most significant anomalies characterized with coincidental and continuous Au, As, Sb values have been identified at the geologically favorable terrains in the Yangshan, Xicheng East and Yejiaba permits. Exploration programs in 2006 have been focused in following up these most significant anomalies by infill sampling, sketch mapping, and trenching.

Reconnaissance investigation over the semi-regional geochemical anomalies was initiated in late March 2006 and  occurrences of gold, silver, antimony, lead and zinc have been discovered during the preliminary follow-up. Current exploration activities at Longnan region have been mainly focused on sketch mapping, grid and infill soil sampling and trenching in and around the discovered mineral occurrences.

2006 Exploration Program

Up to middle December, 2006, three phases of exploration programs were completed in the Longnan project area.

•

Phase I Program:

Ten of the stronger and coincidental multi-element anomalies in the favourable geological terrains were selected for a reconnaissance follow up by Minco geologists from late March to early May as Phase I program in 2006. The Phase-I program was focused on the reconnaissance investigation of the availability of favourable geology and the repeatability of the geochemical anomalies at the selected major semi-regional geochemical anomalies sparsely distributed over the 1100 km2 project area. Field work at this stage has included sketch mapping and sampling along traverse lines across the selected anomalous areas and infill sampling along selected anomalous drainages. Evidence of gold, silver, antimony, lead and zinc mineralization has been discovered in all the three sub-project areas.

•

Phase II Program:

The Phase II program at Longnan project area was initiated in early June 2006 on the basis of the results and discoveries from the Phase I program. The Phase II program has been focused in the Yangshan sub-project area, including (1) sketch mapping at the 12 km2 Yuezhao area where a gold occurrences was discovered in Phase I program, (2) soil sampling along drainage at the 42 km2 Yangshanli area where the largest and strongest Au, As and Sb anomalies were delineated with  stream sediment sampling, and (3) reconnaissance investigation of the unchecked geochemical anomalies located in geologically favourable terrains in the Yangshan sub-project area. It has been discovered that gold mineralization at an abandoned tiny pit at the Yuezhao gold occurrence is more than 10 meters in width.  It returned samples of 1 and 7.3g/t Au (more than 1 kg in weight) continuously collected across the outcrop. The mineralization zone can be traced for about 1000 meters along strike. In the Yangshanli area, 9 geochemical gold anomalies were delineated in soil samples.

•

Phase III Program:

The Phase III program was organised in the middle September 2006. The on-going Phase III program includes (1) 110 km2 drainage soil sampling at density of about 50 samples per square kilometers in the Yangshan, Yejiaba and Xicheng East sub-project areas, (2) 24km2 grid soil sampling at density of 125 samples per square kilometer and sketch mapping over major geochemical gold anomalies in the Yejiaba and Xicheng East sub-project areas and (3) detailed mapping, trenching and sampling at the Yuezhao gold occurrence and the Yangshanli multi-element geochemical anomaly at the Yangshan sub-project area.

Two mineralized bodies, ZT-1 of 600 metres in length and ZT-2 of about 200 metres in length, have been delineated by surface trenching at the south mineralization zone of the Yuezhao occurrence. Gold mineralization was intersected in trenches TC200,TC234-1, and LD6:

TC200: weighted average 2.38g/t Au over 10m (horizontal);

TC234-1: weighted average 0.7g/t Au over 4m (horizontal);

LD6: weighted average 1.72g/t Au over 3m (horizontal).

Nine composite Au-As-Sb-Ag anomlies have been delineated in the Yangshanli areas. Five alteration and mineralization zones characterized with structural breccia, chloritization, silification, pyritization and limonitization in silty phyllites. Preliminary following up for the area where an isolated value of 0.8 PPM Au was detected in soil has defined an alteration zone of 400m in length and more than 10 meters in width.

In the Chachashi area of the Xicheng East sub-project area, an anomalous zone of 1000m in length and 400m in width was contoured with a threshold of 0.5 PPM Ag in soil samples at the contact zone between granite intrusion and Proterozoic metamorphosed siltstone and sandstone.

2007 Exploration Program

An aggressive trenching and drilling program has been proposed over the Yuezhao and the Yangshanli areas in the Yangshan sub-project area and the Chengjiagou and the Chachashi areas in the Xicheng East sub-project area in 2007. Following up for the regional stream sediment anomalies will also be continued over all the three sub-project areas. Field work began in late March and drilling at Yuezhao was initiated in late April 2007.

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

Access to the GNW license is via a paved road along the Baishui, or White Water River about 20 kilometers westerly up the river from the County Seat at Wenxian. Access to the edge of the HYG license is by vehicle and is along the same road approximately 20 km upstream. Within the GNW, concession access is by two dirt roads up from the river valley into the area where mining is being undertaken.  There is no wheeled access to any part of the HYG license which is precipitous and difficult.  Helicopter transport is not an option.  The GJG license is in a remote, mountainous part of the Gansu Province.  Access is by poor road south approximately three hours from the County Seat at Lixian and then by a precipitous road three hours south and west over a mountain range.  Normal wheeled access would be impossible in the rain or snow and the exploration season is from approximately April through October, dependent on weather conditions.  Hydro-electric power is generated between the GNW and HYG license areas.  Only small-capacity lines are available near the GJG.

Exploration History

The east Qinling area has been an historical gold mining area in China with records of production dating back 3,500 years.  The metallogenic belt also contains historically important lead and zinc mines and is a source of antimony.  GBGE has been active in the area since 1967 when a 1:200,000 scale geological mapping program was instituted.  From 1984 to 1986 a regional stream sediment survey was completed.  This was followed up by more detailed geochemistry, mapping and trenching over many areas until 1989 when detailed work on specific projects was instituted.

Guanniuwan (GNW)

In 1995, a gold, arsenic, antimony and mercury anomaly was explored by detailed work including soil geochemistry, mapping, and trenching.  Two zones, a North Zone and a South Zone were identified.  This was followed-up in 1996 by the driving an adit in the North Zone and the mining and processing of 20,000 tonnes of material by a cyanide heap-leach.  This test recovered 800 grams of gold for a recovered grade of 0.04 grams per tonne gold and no further work was done.  It is the opinion of the Chinese geologists at GBGE that the test was not successful because the mineralization tested was likely taken from sulphide-rich zones below surface oxidation.

While there is some uncertainty in the exploration work which is brought about by the failure of the mining test to recover a significant amount of gold, the area has continuing activity by illegal miners in areas covered by the geochemical and trenching data.  In the intervening years several hundred illegal miners in over one hundred small groups have entered the property, extensively mined the South Zone, and have discovered and are mining an extension of the mineralization in a zone about two kilometers to the west.  Various other smaller mining locations can be seen scattered about the license area.  The miners are using cyanide leaching to process the oxidized ores being recovered from numerous adits and pits.  Technical details of this work do not exist, but it is likely that much of this oxidized material has been moved and processed using hand carts and small tractors.

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

2004 Exploration Program

At Goujiagou, a soil sampling program on a 100 metre by 40 metre grid was completed in late 2004.   Sample results outlined a strong and coherent gold anomaly with coincident arsenic and antimony.  The association of arsenic and antimony with gold is noted at many of the larger sediment-hosted, disseminated gold deposits in the Qinling gold field and differentiates the Goujiagou mineralization from less significant mesothermal, shear zone related gold systems that are also present in the region.  The anomaly is about 4 kilometers long and 400 to 1,000 metres wide, based on a 0.040 ppm gold threshold.  This east-west trending gold anomaly is along the altered contact zone between Triassic limestone and fine-grained clastic sediments and spatially associated with an elongate granitic intrusion.  Follow-up trenching and channel sampling to test the soil anomaly encountered values of 1 g/t gold over 1.0 m and 6 g/t gold over 1 m within a 7 metre long trench.  These results are very preliminary and further trenching is required to fully test the anomalous zone.

2005 Exploration Program

An underground aditing program was completed on the Guanniuwan permit by the No. 2 Exploration Institute of Gansu

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

V.

BYC GOLD PROPERTY

Three contiguous permits with a total area of 58.1km2 comprise the BYC gold project. On November 18, 2002, the Company entered into an agreement with the Inner Mongolian Bureau of Non-Ferrous Metals and Exploration, the license holder of the BYC gold project, to acquire a majority interest in the BYC gold project located in central Inner Mongolia, China.  In July 2003, the Company and the Inner Mongolia Bureau of Non-Ferrous Metal Exploration formed the Inner Mongolia Huayu-Minco Mining Co. Ltd. to explore and develop the BYC gold project.  In October 2003, the Company entered into a joint venture with New Cantech Ventures Inc. (“New Cantech”).

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

a)

Houxiaonuqi gold property in Wulateqianqi of Inner Mongolia (Permit No. 0100000520051 expiring April 7, 2007); and

b)

Dongwufenzi gold property in Wulateqianqi of Inner Mongolia (Permit No.  0100000520052 expiring April 7, 2007).

Property Description and Location

The BYC gold project is located at the central section of the north margin of the North China Platform and the eastward extension of the well-known Tianshan metallogenic zone in China.  The project area is about 50 kilometers northwest of Baotou and is accessed by vehicle.  Baotou is the largest rare-earth producing city in the world, and very close to a railroad that connects to the national railway system.  The original discovery of gold was made in late 1980s by follow-up of a regional geochemical gold anomaly that covered an area of more than 100 square kilometers.  More than 100 surface gold showings were delineated in an area 12 kilometers long and 3 kilometers wide.  Like many areas of new gold discoveries this triggered the widespread illegal artisanal mining activities for the surficial portions of the gold showings over the entire area. Recently, all the illegal mining activities at BYC gold project were banned by the government as a nationwide law enforcement program.

109°20'0"
109°30'0"
109°40'0"
109°50'0"
110°
41°10'0"
41°0'0"
40°50'0"
Dongwufenzi Project
Houxiaonuqi Project
Guyang

legend

- Gold Project Staked by Minco
- City And County
- Railway
- Road

Project of Huayu Minco

0 3 6 12 Kilometers

N W E S

1 centimeter equals 2 kilometers

Drawn in Sep.28,2007

Geological Setting

The BYC gold project occurrence is a structurally controlled shear hosted auriferous vein system, which develops at or near the contact of a Mesozoic granodiorite with early Proterozoic sedimentary and volcanic rocks.  All principal-mineralized zones on BYC concession are either shear hosted or extensional veins.  Most of these structures are located within well-formed planar brittle-ductile shear zones with very good surface continuity.  Based on the distribution of the auriferous veins at surface, at least four major structural and auriferous zones are identified with strike lengths ranging from 700 metres to more than 1,500 metres.  Higher grades were detected where the auriferous veins occurred in the granodiorite intrusions (the inner contact zone) with weighted average gold values as 71 grams per tonne gold over 9 metres and 14.5 grams per tonne gold over 4 metres from channel samples.  This information is from historical geological reports from the Chinese JV Partner.

Exploration and Development Operations

2004 Exploration Program

Exploration Review:

In the field programs at BYC Gold project area in 2004 and early 2005, a structure-controlled mineralization zone was defined within the Dongwufenzi permit at the northern part of the BYC Gold project area. The mineralization zone is about 2km along strike and characterised with intersections of 1 to 5 g/t gold in isolated 1 m wide channel samples in numerous trenches and widespread artisanal mining pits along the zone.

A test drilling program with six holes was carried out in 2004 at the west end of the zone where the largest mining pit is located. Uncontinuous structure-controlled gold mineralization zones were intersected in five holes. Two high-grade zones of 73g/t gold over 1.5 metres and 38g/t over 1.7 metres were intersected beneath the largest artisanal pit in DH6.

Surface channel sampling over the artisanal mining pits at the east section of the mineralization zone was conducted by Minco geologists in May and June of 2005, and it is found that the mineralization zone at surface is generally from 2 to 6 metres in width. Weighted averaged channel sample results from within the pit area by Minco geologists are comparable with the previous trenching results provided by the Chinese partner.

Significant gold-bearing intersections from the pit sampling include:

05CK1: 1.84g/t Au over 11m (horizontal);

05CK3: 4.98g/t Au over 2m;

05CK4: 2.13g/t Au over 6m;

05CK5: 1.37g/t Au over 3m;

05CK8: 4.65g/t Au over 2m;

A diamond drill program consisting of 1,323 metres was initiated in the fourth quarter of 2005 and all diamond holes were drilled.  This program was designed to test new areas of mineralization exposed by illegal mining activity to the northeast strike extension from the major artisanal pit.  In the four holes drilled in 2005, three of them intersected the 100m-wide shearing zone which hosts gold mineralization within the altered and sheared granite in the north zone and the fourth hole was ended in the Proterozoic sedimentary sequence and didn’t penetrate the inner contact in the intrusion. Eight gold mineralization zones were intersected within the wide shear zone, and individual gold zone are listed in the Table below.  It is confirmed that the gold mineralization within the shear zone extended at least for more than 2,000 metres along strike at both surface and depth.

Gold mineralization intersected in test hols in 2005

DDH-ID	Inclination	Depth	from（M）	to（M）	Length（M）	Assay-AAS AU(PPM)	Fire Assay AU(G/T)
DH30-1	-50	314.44	240.24	245.54	5.3	0.378	1.31
DH26-1	-50	349.28	59.75	61.25	1.5	1.397
			114.7	116.2	1.5	2.747
			98.6	103.3	4.7		1.08
			130.2	131.6	1.4		10.46
			136.4	137.8	1.4		1.92
DH14-1	-50	314.5	177.3	179.3	2		2.32
			181.9	183.3	1.4		1.11
			207.4	209.2	1.8		1.11
			239.5	241.3	1.8		4.44

2007 Exploration Program

Exploration program in 2007 will consist of detailed structural geological mapping by an experienced structural specialist to identify structural controls on gold mineralization; Structural targets will be further tested by surface trenching.

VI.

GOBI GOLD PROPERTY

Location

The Gobi gold project is located in the Gobi Desert of western Inner Mongolia, approximately 300 kilometers north of Yinchuan, the capital city of the neighboring Ningxia Province, and 900 kilometers northwest of Beijing. The exploration permits surround the Zhulazhaga mine that is currently producing approximately 1,500 tonnes per day with a deposit average of 2.8 grams per tonne gold

104°30'
104°40'0"
104°50'0"
105°0'0"
105°10'0"
40°20'0"
40°10'0"
40°
Haishenghari Gold Project
Zhula Gold Project

legend

Gold Project Staked by Minco

Main Road

Project of Damo Co.

N W E S

0 2 4 8 Kilometers

1 centimeter equals 2 kilometers

Drawn in Sep.29,2007

Work Program

▪

2,000 metres of diamond core drilling focused in tracing the strike and dip extensions of the thick low-grade gold mineralization intersected in the previous drilling program.

Ownership

The Gobi Gold Project holds exploration permits that cover 30 square kilometres through Inner Mongolia Damo Mining Co. Ltd. (Damo Mining). To date, Minco has earned a 57% interest in the Damo JV by spending approximately $1.5 million. Minco has the right to acquire an additional 18%, increasing its ownership to 75%, by spending approximately $2.6 million on exploration and development.

Background

The Gobi Gold Project is the culmination of a series of regional stream and drainage sampling programs undertaken by the Exploration Institute of Land and Resources of Inner Mongolia ("EILR"). These programs highlighted several regional gold anomalies, some of which were followed up by mapping, prospecting, and more closely spaced geochemical sampling. Minco completed regional property evaluations in 1998 and signed a joint venture agreement in 1999 with the EILR that led to the creation of Damo Mining, a fully-licensed Sino-foreign co-operative joint venture to explore for metallic mineral deposits within the Inner Mongolia Autonomous Region.

Geology and Mineralization

The Zhulazhaga gold skarn is hosted by a sequence of Proterozoic platformal sediments which lie within the Tianshan-Xiangan Metallogenic zone. The metallogenic belt lies within a fold and thrust belt which is bounded to the north by the Siberian - Mongolian Craton and to the south by the North China Craton. Supracrustal rocks at Gobi are fractured and faulted, often about north trending axes and intruded by dykes and sills ranging in composition from diorites to granodiorites. Host lithologies include thin bedded limestone units and intercalated calcareous siltites.

Two skarn types are recognizable including distal skarns which lack any obvious intrusion association and proximal skarns which immediately flank diorite-carbonate contacts. Gold-copper skarn zones varied  in thickness from less than 1.0 metre to greater than 9.0 metres.  Numerous samples collected in different areas and across the width of the skarn zone had gold grades between 1.0 g/t to greater than 14.8 g/t gold. There is a strong association between the position of strongest mineralization proximal to north-south striking normal faults.

Grade of gold in character samples collected from mineralized outcrops during geological mapping:

Serial No.	Field No.	Type of Samples	Au (g/t)	Serial No.	Field No.	Type of Samples	Au (g/t)
1	ZXG13	Limonitized quartz vein	6.27	21	ZXD81	Limonitized quartz vein	4.04
2	ZXG14	Limonitized altered rock	8.71	22	ZXD82	As above	4.56
3	ZXG15	As abocve	4.46	23	ZXD83	As above	0.24
4	ZXG16	As above	1.34	24	ZXD84	As above	0.03
5	ZXG17	As aboove	2.15	25	ZXD85	As above	0.20
6	ZXG18	Limonitized quartz vein	0.09	26	ZXD86	As above	0.64
7	ZXG19	Limonitized altered rock	0.10	27	ZXD87	As above	6.48
8	ZXG20	As above	1.05	28	ZXD88	As above	0.16
9	ZXG21	As above	0.37	29	ZXD51	As above	2.84
10	ZXG22	As above	7.42	30	ZXD53	As above	1.50
11	ZXG23	As above	1.50	31	ZXD49	As above	1.18
12	ZXG24	As above	2.3	32	Xgg12	Limonitized altered rock	14.6
13	ZXG54	Limonitized quartz vein	18.1	33	ZXg01	As above	7.7
14	ZXD57	Limonitized altered rock	1.50	34	ZXg02	As above	28.8
15	ZXD60	Limonitized quartz vein	3.62	35	ZXg03	Limonitized quartz vein	0.8
16	Xgg7	As above	0.12	36	ZXg04	As above	0.17
17	Xgg8	Limonitized altered rock	12.3	37	ZXg05	As above	1.26
18	ZXD80	Limonitized quartz vein	13.2	38	ZXg06	Limonitized altered rock	27.7
19	ZXD90	Limonitized altered rock	18.0	39	ZXg07	As above	26.8
20	ZXD61	As above	0.4	40	ZXg08	As above	10.1

Results

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

The 16.86 km2 GBM gold project covers most of the Jinniushan gold mineralization belt which extends for more than 15 kilometers and is recognizable with the distribution of abandoned artisan mining adits and tunnels on the property. The Gold Bull Mountain mining license is located in the middle of the belt.  High grade quartz-vein style gold mineralization is hosted in the late Proterozoic sandy slate characterized with obvious silification, seritization and pyrititization.  The Company commissioned the preparation of a NI 43-101 report on the Jinniushan Gold Project. The technical report dated December 28, 2006 was prepared by Peter G. Folk, P. Eng., of 280 Wood Dale Drive, Comp. 47, Site 21, Mayne Island, B.C., Canada, V0N 2J0.  The technical report was prepared under the guidelines of Canadian National Instruments 43-101.  The Company filed the Updated 43-101 technical report on January 3, 2007 via SEDAR.  Peter G. Folk has consented to the inclusion of this information and has authorized the relevant contents.  The information below is from the December 28, 2006 Technical Report.

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

110°10'0"
110°20'0"
110°30'0"
110°40'0"
110°50'0"
28°50'0"
28°40'0"
28°30'
Yuan River
GBM Gold Mining license
GBM Gold Exploration License
Yuanling
legend
GBM Gold Exploration License
GBM Gold Mining license
City And County
Main Road
Highway
N
W
E
S
0 2 4 8
Kilometers
1 centimeter equals 2 kilometers
Drawn in Sep.28,2007

Project in Hunan

Accessibility, Climate, Local Resources

Infrastructure and Physiography

The location is well situated along a large man-made hydroelectric reservoir and is accessible by road from the Changsha Highway and also by lake-boat.  Hydroelectric power, telephone lines, cell-phone service, labor, goods and services are available nearby.  The climate is sub-tropical and the topography is hilly with elevations ranging from 92 to 232 m above sea level.  Vegetation, where not tamed by agricultural terraces, is thick and bushy.  All manner of exploration and mining work can be conducted on a year-round basis.  Surface rights have been sufficient for the operation of the small historical mines, which have operated in the area and are not considered to present a significant problem.  Expanded operations in the case that larger deposits are discovered will require the establishment of tailings areas without connection to the lake.  Insofar as there are few habitations (except along the lake) and no significant villages in the area under discussion the placement of larger scale tailings and plant sites should present no unusual difficulties.

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

Location and Description

The 71.49 square kilometer White Silver Mountain project includes exploration ground in or around a number of past and presently producing properties in the Baiyin Ore Field, located close to the city of Baiyin, in the Province of Gansu Province, China.  Baiyin is located 1,000 kilometers west of the City of Beijing.  The area is fully serviced by road and rail and has the entire required infrastructure to support an active mining operation.  The White Silver Mountain Project is located near the Xiaotieshan deposit which is currently being mined and operated by BNMC.  Gansu Keyin, the joint venture in which the Company has the right to earn an 80% interest, has concluded an agreement to explore the extensions of the mineralized zones being mined at Xiaotieshan as well as any new discoveries in the region.  Drilling and underground exploration undertaken by Gansu Keyin has focused on the area immediately below the producing Xiaotieshan underground mine testing the downward extensions of the ore lenses being mined by BNMC.  The agreement includes the areas immediately surrounding past and present mine workings but excludes the workings themselves and the BNMC milling and/or smelting operations.

103°50'0"
104°0'0"
104°10'0"
104°20'0"
104°30'
36°50'0"
36°40'0"
36°30'
WSM Project
Heishishan
Baiyin
legend
Gold Project Staked by Minco
City And County
Railway
Road
N
W
E
S
0
3
6
12
Kilometers
1 centimeter equals 2 kilometers
Drawn in Sep.29,2007

Project of Keyin Co.

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

Nine holes numbered WH-01 to WH-09 tested separate previously untested conductors from surface. The Conners drill was converted for surface use by the Canadian drillers and performed admirably.  Thirteen of the underground holes (Figure 5) intersected grades of copper, lead, zinc, gold and silver mineralization albeit generally over relatively thin intervals. Two exceptions to this are holes XM1544-03 (9.50 m true thickness of weighted average 1.55% Cu, 9.65% Pb, 16.92% Zn, 3.39 g/t Au and 229.15 g/t Ag) and XM1544-05 (14.19 m true thickness of weighted average 1.35% Cu, 4.17% Pb, 8.07% Zn, 1.15 g/t Au and 82.31 g/t Au). The 17 holes that reached their intended targets all intersected thick zones of alteration similar to the alteration associated with the higher grade zones indicating that the system is still active in the areas drilled.

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

2007 Exploration Program

An Ordovician felsic volcanic sequence hosts all the known massive sulphide deposits in the Baiyinshan Massive Sulphide district. Exploration drilling completed between 1998 and 2001 intersected high grade massive sulphide ore bodies and demonstrated that massive sulphide bodies persist beneath the lower limits of the Xiaotieshan Mine. However, drilling was insufficient for calculating an inferred resource or to test for the extension of the eastern lens of massive sulphide. In 2007, an exploration program is planned to delineate the known mineralization beneath the Xiaotieshan Mine, including approximately 300 metres of underground drifting, development of four new drill stations, and 4,000 metres of drilling. A resource calculation will be conducted after the completion of the proposed drilling program. The Company is arranging with the mine operators access and development of the lower leads.

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

Minco Gold:	(Unaudited) March 31, 2007	(Unaudited) March 31, 2006
Gansu
• White Silver Mountain	6,974	$ 5,180
• Yangshan, Anba	549	4,209
• Minco-Qinqi (formerly Western Extension of Yangshan)	892	7,212
• Longnan	219,837	68,471
Inner Mongolia
• Gobi Gold	2,420	9,052
• BYC	6,820	77,964
Guangdong
• Chengkeng	10,958	25,838

Hunan
• Gold Bull Mountain	411,953	-
Gross exploration costs	660,403	197,926
Exploration cost recoveries	-	(77,964)
Expensed exploration costs	(660,403)	(119,962)
Guangdong
• Fuwan	175,246

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