Form 20-F
period 2007-12-31
MINCO GOLD CORP
filed 2008-07-17
CIK 1020825

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20F

☐

ANNUAL REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:    December 31, 2007:    42,928,385

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

5

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

9

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

10

ITEM 3.

KEY INFORMATION

10

ITEM 4.

INFORMATION ON THE COMPANY

18

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

50

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

62

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

72

ITEM 8.

FINANCIAL INFORMATION

74

ITEM 9.

THE OFFER AND LISTING

74

ITEM 10.

ADDITIONAL INFORMATION

75

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

MARKET RISK

87

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

88

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

88

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

88

ITEM 15.

CONTROLS AND PROCEDURES

88

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

90

ITEM 16B.

CODE OF ETHICS

90

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

91

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS134

 FOR AUDIT COMMITTEES

91

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER

AND AFFILIATE PURCHASERS

91

ITEM 16F.

OTHER

91

PART III

ITEM 17.

FINANCIAL STATEMENTS MINCO GOLD

102

ITEM 18.

FINANCIAL STATEMENTS MINCO SILVER

143

SIGNATURES

170

ITEM 19.

EXHIBITS

171

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
“Changkeng Permit”

means the reconnaissance survey exploration permit (#T01120080102000011) which expires on September 10, 2009 in respect of the 1.19 km2 Changkeng gold property in Gaoyao City of Guangdong Province in southern China.

“Changkeng Property”	means the 1.19 km2 Changkeng gold property in Gaoyao City of Guangdong Province in southern China which adjoins the property underlying the Fuwan Silver Permit.
“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum.
“Company” or “Minco”	means Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”).
“concentrates”	to separate ore or metal from its containing rock or earth.
“Dadinggang Property”	means the small area within the Luoke-Jilinggang Permit, about 0.395 km2. This area was extended from the original Luoke-Jilinggang Permit in late 2006.
“deposit”

a mineralized body which has been physically delineated by drilling, trenching and/or underground work and may contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body until final technical, legal and economic factors have been resolved.

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
“Fuwan Property”

means the Fuwan silver property which is located in Guangdong Province in southern China beside the Xijiang River consisting of the following three components: (i) the properties which are the subject of the Fuwan Silver Permit; (ii) the properties which are the subject of the Luoke-Jilinggang Permit and the Guyegang-Sanyatang Permit; (iii) the Guanhuatang permit ; and (iv) Minco Gold’s interests in the silver mineralization located on the Changkeng Property.

“Fuwan Silver Permit”

means the reconnaissance survey exploration permit (# 0100000730293) in respect of the 0.79 km2 Fuwan silver property in Gaomong Region, Foshan City of Guangdong Province issued to Minco China and having validity from August 20, 2007 to July 20, 2009.

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

“Guyegang-Sanyatang Permit”

means the reconnaissance survey exploration permit (# 0100000510047) in respect of the 91.91 km2 Guyegang-Sanyatang silver and multi-metals property in Gaoming Region, Foshan City of Guangdong Province issued to Minco China and having validity from April 7, 2005 to April 7, 2008.

“hydrothermal”	of or pertaining to heated water, to the action of heated water, or to the products of the action of heated water.
“limestone”	A sedimentary rock consisting of chiefly >50% calcium carbonate.
“Luoke-Jilinggang Permit”

means the reconnaissance survey exploration permit (# 0100000620526) in respect of the 75.76 km2 Luoke-Jilinggang silver and multi-metals property in Gaoyao City, Zhaoqing City of Guangdong Province issued to Minco China and having validity from December 31, 2006 to April 7, 2008.

“Minco Base Metals”	means Minco Base Metals Corporation
“Minco BVI”	means Minco Silver Ltd.
“Minco China”	means Minco Mining (China) Corporation.
“Minco Gold”	means Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”).
“Minco Silver”	means Minco Silver Corporation.
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
“Original Fuwan Silver Permit”

means the reconnaissance survey exploration permit (# 440000040093) in respect of the 0.79 km2 Fuwan silver property in Gaoming Region, Foshan City of Guangdong Province, legally conferred to 757 Team by Guangdong Department of Land and Resources on September 12, 2003.

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

“quartz”	A common rock-forming mineral comprised of silicon and oxygen (SiO2).
“RMB”	means the Chinese currency Renminbi.
“sample”	a sample of selected rock chips from within an area of interest.
“sandstone”	A medium grained clastic sedimentary rock.
“Sb”	Antimony.
“Second Confirmation Agreement”	means the confirmation agreement dated August 24, 2006 between Minco Gold, Minco China and Minco Silver.
“sedimentary rock”	A rock that has been formed by the consolidation of loose sediment that has accumulated in layers.
“sedimentary”	formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of disposition.
“strike”	the direction or trend that a structural surface takes as it intersects the horizontal.
“sulphide”	a class of minerals commonly combining various elements in varying ratios with sulphur.

“tonne”	metric unit of weight consisting of 1,000 kilograms.
“Transfer Confirmation Agreement”	means the confirmation agreement dated November 19, 2004 between 757 Team, GGEDC and Minco China.
“Triassic”	the period of geological time from 225 to 195 million years before present.
“vein”	A tabular mineral deposit formed in or adjacent to faults or fractures by the deposition of minerals from hydrothermal fluids.
“veinlet”	A small vein; the distinction between vein and veinlet tends to be subjective.
“volcanic”	pertaining to the activity, structures or rock types of a volcano.
“Zhenjie”	means Zhuhai Zhenjie Development Ltd.

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

PART 1

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth as of June 15, 2008, the names, business addresses and functions of the Company’s directors and senior management.

Name	Business Address	Position
Ken Cai	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3	President, Chief Executive Officer and Director
Robert M. Callander	43 Delhi Avenue North York, Ontario, Canada M5M 3B8	Director
Michael Doggett	Vancouver, British Columbia, Canada	Director
Malcolm F. Clay	West Vancouver, British Columbia, Canada	Director
Dwayne Melrose	Suite 1200, Kunxun Tower, 9 Zhichun Road, Haidian District, Beijing, China, 100083	VP Exploration and Director

Name	Business Address	Position
Garnet L. Clark	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3	Chief Financial Officer
Fiona (Jin) Zhou	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3	Controller

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

C.

AUDITORS

The Company's auditors are Ernst & Young, LLP, Chartered Accountants, located at Pacific Centre, 700 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C7.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The following selected financial information for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003 are derived from the financial statements of the Company and should be read in conjunction with the financial statements and the notes attached to this Annual Report.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Over the period reviewed, there have been significant differences between Canadian GAAP and United States GAAP including the recognition of compensation expense upon release of the escrow shares, issuance of stock options and the recording of marketable securities.  The following tables summarize selected financial data. The Company has not declared any dividends.

Canadian GAAP

	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Operations
Interest and sundry income	306,819	673,570	475,554	$ 318,424	$ 85,278
Exploration expense	2,947,948	2,535,281	2,666,958	766,377	271,864
Operating loss	(7,973,486)	(8,295,163)	(5,514,779)	(3,234,271)	(1,817,479)
Loss from continuing operations	(7,540,635)	(1,529,160)	(939,153)	(850,421)	(1,732,201)
Loss for year	(7,580,231)	(1,589,324)	(1,013,541)	(861,662)	(1,769,195)

	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Loss per Common share from continuing operations
(basic and diluted)	$ (0.18)	$ (0.04)	$ (0.03)	$ (0.03)	$ (0.10)
Common shares used in calculations	42,908,809	41,193,591	34,501,784	28,117,471	17,883,807
Consolidated Balance Sheet Data
Total assets	16,747,109	19,584,528	18,643,798	13,025,691	6,982,050
Mineral interests	358,500	358,500	100	100	100
Total liabilities	2,819,893	501,128	1,365,105	316,154	357,670
Net assets	13,844,531	19,083,400	17,278,693	12,709,537	6,624,380
Share capital	33,941,510	33,809,903	$28,187,245	$24,690,137	$19,201,871
Shares outstanding - basic	42,928,385	42,865,219	38,633,992	35,043,897	27,614,029

United States GAAP

	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Operations
Interest and sundry income	$ 306,819	$ 673,570	$ 475,554	$ 318,424	$ 85,278
Exploration expense	2,947,948	2,535,281	2,666,958	766,377	271,864
Loss for year	(7,582,231)	(6,802,234)	(5,427,996)	(3,407,927)	(2,501,937)

Income (loss) per common share
From continuing operations
(basic and diluted)	$ (0.18)	$ (0.17)	$ (0.16)	$ (0.12)	$ (0.14)
Common shares used in calculations	42,908,809	41,193,591	34,501,784	28,117,471	17,883,807

Consolidated Balance Sheet Data
Total assets	16,747,109	19,838,955	18,643,798	13,056,229	6,981,086
Mineral interests	358,500	358,500	100	100	100
Total liabilities	2,819,893	501,128	1,365,105	315,154	357,670
Net assets	13,844,531	19,337,827	17,278,693	12,741,075	6,623,416
Share capital	$36,757,166	$36,625,559	$31,002,901	$26,044,338	$20,088,405
Common shares outstanding	42,928,385	42,865,219	38,633,992	35,043,897	27,614,029

Exchange Rates

The following table sets forth information as to the average period end, high and low exchange rate for Canadian dollars and US dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (US$1.00 = $1.021 as at June 16, 2008).

Year Ended December 31	Average	Period End	High	Low
2007	1.07	0.99	1.19	0.92
2006	1.13	1.16	1.17	1.10
2005	1.22	1.14	1.27	1.14
2004	1.26	1.20	1.40	1.18
2003	1.35	1.29	1.58	1.29

The following table sets out the high and low exchange rate for each month during the previous six months:

Month	High	Low
May 2008	$1.019	$0.984
April 2008	$1.027	$1.002
March 2008	$1.028	$0.984
February 2008	$1.019	$0.972
January 2008	$1.029	$0.991
December 2007	$1.022	$0.978

B.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of December 31, 2007 and December 31, 2006 in accordance with Canadian GAAP.  This section should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this Annual Report.

	As of December 31, 2007	As of December 31, 2006
Shareholders’ equity
Common shares, unlimited number of common shares without par value:
42,928,385 (2006 – 42,865,219) issued and outstanding shares	33,941,510	33,809,903
Contributed surplus	3,721,117	1,649,343
Deficit	(23,818,096)	(16,375,846)
Total capitalization and indebtedness	13,844,531	19,083,400

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

No Assurance of Production

Mineral exploration is highly speculative in nature, involves many risks, and frequently does not lead to the discovery of commercial reserves of minerals. While the rewards can be substantial if commercial reserves of minerals are found, there can be no assurance that the Company's past or future exploration efforts will be successful, that any production there from will be obtained, or that any such production which is attempted will be profitable.

Industry Specific Risks

The exploration, development, and production of minerals are capital-intensive businesses, subject to the normal risks and capital expenditure requirements associated with mining operations, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

Factors Beyond Company's Control

Discovery, location and development of mineral deposits depend upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The exploration and development of mineral properties and the marketability of any minerals contained in such properties will also be affected by numerous factors beyond the control of the Company.  These factors include government regulation, high levels of volatility in market prices, availability of markets, availability of adequate transportation and refining facilities and the imposition of new or amendments to existing taxes and royalties. The effect of these factors cannot be accurately predicted.

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

Currency Exchange Rates

The Company maintains its accounts in US dollar, Canadian dollar and Renminbi (RMB) denominations. The government of the PRC maintained the exchange rate between the RMB and the US dollar as a constant until July 2005 and thus exchange rates between the Canadian dollar and the RMB fluctuated in tandem with the changing exchange rates between the US and Canadian dollars. Since July 2005, the value of the RMB has been tied to a basket of currencies of China’s largest trading partners. Given that most of Minco Gold’s expenditures are currently and are anticipated to be incurred in Canadian dollars and RMB, Minco Gold is subject to foreign currency fluctuations which may materially affect its financial position and operating results. The Company does not currently have a formal hedging program to mitigate foreign currency exchange risks.

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

Potential Conflicts of Interest

None of the Company’s officers and directors devotes their full-time efforts to the Company. Certain members of the Company’s board and officers of the Company also serve as officers or directors of other companies involved in natural resource exploration and development. Consequently, there exists the possibility that those directors and officers may be in a position of conflict. In particular, Ken Z. Cai serves as Director and CEO in each of the Company, Minco Silver and Minco Base Metals. In addition, Garnet Clark serves as Chief Financial Officer and Dwayne Melrose serves as Vice President, Exploration with each of the Company, Minco Silver and Minco Base Metals. Any decision made by those directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors or officers may have a conflict of interest. Nevertheless, there remains the possibility that the best interests of the Company will not be served because its directors and officers have other commitments.

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

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of companies engaged in mineral resource exploration and development, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.  The Company’s various property interests and potential property rights in the PRC involve various Chinese state-sector entities, including the GGEDC and 757 Team, whose actions and priorities may be dictated by government policies, instead of purely commercial considerations.  Additionally, companies (such as Minco China) with a foreign ownership component operating in the PRC may be required to work within a framework which is different to that imposed on domestic Chinese companies. The Chinese government is opening up opportunities for foreign investment in mining projects and this process is expected to continue. However, if the Chinese government should reverse this trend and impose greater restrictions on foreign companies, the Company’s business and future earnings could be negatively affected.

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

Environmental Considerations

Although the PRC has enacted environmental protection legislation to regulate the mining industry, due to the very short history of this legislation, national and local environmental protection standards are still in the process of being formulated and implemented. The legislation provides for penalties and other liabilities for the violation of such standards and establishes, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are being or have been conducted.  The Company believes that there are no outstanding notices, orders or directives from central or local environmental protection agencies or local government authorities alleging any breach of national or local environmental quality standards by Minco China, GGEDC, the 757 Team or any other party in respect of the Fuwan Property. Although the Company intends to fully comply with all environmental regulations, there is a risk that permission to conduct exploration and development activities could be withdrawn temporarily or permanently where there is evidence of serious breaches of such standards.

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

On January 31, 2007 the Company announced that it would be proceeding with a reorganization and spin-off of its White Silver Mountain Property to Minco Base Metals Corporation (“Minco Base Metals”) with the intention to build a strong base metals company in China.  The initial ownership of Minco Base Metals will mirror the shareholder base of the Company, on a pro-rata basis, at the time of the reorganization with the ratio and record date to be determined by the Board of Directors of the Company.  It is anticipated that Minco Base Metals will seek a stock exchange listing and complete equity offerings to further develop the White Silver Mountain property and acquire additional base metals properties.  The spin-off was approved by Shareholders’ at the Company’s Annual General Meeting & Special Meeting on July 16, 2007 along with meeting certain regulatory requirements.  On November 15, 2007, the Company completed a Plan of Arrangement pursuant to which the Company spun off its White Silver Mountain project to Minco Base Metals.  The Plan of Arrangement resulted in the shareholders of the Company receiving one common share of Minco Base Metals for every five common share of the Company held on the record date, which was November 15, 2007.  The Company now holds no shares of Minco Base Metals.

The Company believes that separating its assets into two companies, with Shareholders holding proportionate interests in each company will provide a significant opportunity to increase overall shareholder value.  The reorganization would provide greater market awareness and opportunities for the Company’s White Silver Mountain Property.  In addition, the separation of the Company’s Base Metals property interests from the Company's Gold property interests will provide both the Company and Minco Base Metals increased flexibility to utilize and exploit their respective assets. Concurrently, the Company has designated the Anba Property (held by the Joint Venture Company on the White Silver Mountain project) as a non-material project and does not intend to perform any further work on the property. As a general policy, the Company does not intend to spend significant amount of money on a property until it has received all required approvals.

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

The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, Guangdong and Gansu provinces of China.  Currently, the Company has interests in a number of Sino-foreign co-operative joint ventures with Chinese mining organizations to hold mineral rights in China.  In 2004, Minco Gold incorporated three subsidiaries, Minco Mining (China) Corporation (“Minco China”), Minco Silver Corporation (“Minco Silver”) and Minco Base Metals Corporation (“Minco Base Metals”). Minco China is wholly owned and Minco Base Metals was spun out in November 2007.  The Company plans to develop its silver projects in Minco Silver and its base metal projects in Minco Base Metals while retaining its gold projects (BYC, Gobi Gold, Gold Bull Mountain, Longnan, Xiaoshan and Changkeng) in Minco China under the main umbrella company, Minco Gold.  The equity markets for junior mineral exploration companies are unpredictable.  The Company may also enter into cost sharing arrangements through joint venture agreements.  While management believes that the quality of the concessions now held by the Company will attract joint venture partners in the short-term and medium-term, there is no guarantee that the terms would be as favorable as management would like.  For detailed property descriptions please refer to section D – “Description of Property”.

Financial (Canadian GAAP)

Year Ended December 31, 2007

In 2007, the Company generated cash of $537,000 from financing activities, compared to $4,940,000 in 2006. The 2007 financing included issuance of common shares in Minco Gold through the exercise of stock options, which generated $106,000, the contribution of cash from non-controlling interests of $512,000, offset by the cost of a share buyback program of $44,000.

In 2007, the Company used cash of $5,293,000 to support operating activities compared to $5,387,000 in 2006.  The net loss in 2007 was $7,541,000. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $56,000, stock-based compensation of $2,023,000, a gain on sale of Minco Silver shares of $2,978,000 and equity loss on investment in Minco Silver of $3,240,000. In addition, certain other operating items did not generate cash including a dilution gain of $191,000, write down of short-term investments of $233,000 and the minority non-controlling interest in the loss of $429,000. It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $295,000.  Cash flow used for discontinued operations in 2007 was $26,000 compared to $220,000 in 2006.

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

a)

the preliminary Fuwan joint venture agreement dated April 16, 2004 and amended August 18, 2004 between Minco BVI and GGEDC;

b)

the right to earn the 51% interest in the silver mineralization to be acquired by Minco Gold pursuant to the Changkeng JV Agreement; and

c)

certain additional exploration permits identified by and to be acquired by Minco China, namely the Additional Permits.

In consideration for the assignment of the foregoing interests, Minco Silver issued 14,000,000 common shares to the Company.

The Company holds 13,000,000 common shares of Minco Silver which, as of December 31, 2007, represents an ownership interest of 41.75% of Minco Silver.  During December 2007, the Company sold 1,000,000 common shares of Minco Silver at a gross price of $3.25 per share. This transaction resulted in a gain of $2,978,034.

The Changkeng Joint Venture

On April 16, 2004, Minco Gold, GGEDC, Zhenjie and Baojiang entered into a preliminary joint venture agreement to explore and develop the mineral property underlying the Changkeng Permit. The target mineral on the Changkeng Property is gold but the property is known to also contain silver mineralization.

On August 20, 2004, Minco Silver, Minco Gold, Minco China and Minco BVI entered into the Assignment Agreement whereby Minco Gold, Minco BVI and Minco China assigned to Minco Silver their respective interests in, among other things noted above, Minco Gold’s right to earn up to a 51% interest in the Changkeng Property’s silver mineralization pursuant to the Preliminary Changkeng JV Agreement.

The Preliminary Changkeng JV Agreement was superseded by a formal joint venture agreement dated September 28, 2004 made among the original four parties to the preliminary joint venture agreement and a fifth company, GC Gold. The Changkeng JV Agreement provides for the establishment of a Sino-foreign joint venture with limited liability to be named Guangdong Minco-Jinli Mining Co., Ltd. (the “Changkeng JV”) to explore and develop non-ferrous and precious metals resources. The Changkeng JV Agreement provides that the total investment of the Changkeng JV (the “Changkeng Total Investment”) will be 100 million RMB and that the registered capital of the Changkeng JV will be 50 million RMB.

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

As at the date of this Annual Report, a business license has been granted to Guangzhou Mingzhong Mining Co. Ltd. (“Mingzhong”), a cooperative joint venture established among Minco China, GGEDC, and two private Chinese companies to jointly explore and develop the Changkeng Property.  Under the terms of the agreement, Minco China has the right to earn a 51% equity interest in Mingzhong with a total contribution of RMB 51 million (approx. US $7.1 million).  The other shareholders will contribute RMB 49 million (approx. US $6.8 million) for their 49% equity interest in Mingzhong.

Mingzhong has signed a purchase agreement to buy a 100% interest in the Changkeng Exploration Permit on the Changkeng Property from 757 Team.  Total purchase price (the “Purchase Price”) is appraised to be RMB 49 million (approx. US $6.8 million), payable in three instalments within two years.  The Ministry of Lands and Resources has approved the Purchase Price and the transfer of the Changkeng Exploration Permit from 757 Team to Mingzhong.  The Company can now proceed with the exploration program on the Changkeng Property with the granting of the business license and the transfer of the Changkeng Exploration Permit.

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

As at the date of this Annual Report, the acquisition of the 757 Team’s interests in this exploration permit has been completed and the Fuwan Exploration Permit, which replaces the original exploration permit held by the 757 Team, has been issued to Minco China and is held in trust for the Fuwan Joint Venture.  The 757 Transfer Agreement provides that the purchase price for the Fuwan Exploration Permit is to be paid in three installments as follows:

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

(b)

30% (3,099,000 RMB or $460,000) within 12 months after the Commencement Date; and

(c)

30% (3,099,000 RMB or $460,000) within 24 months after the Commencement Date.

The Commencement Date was established as July 20, 2005. Minco Silver has paid 10,330,000 RMB (or $1,472,000) to the 757 Team, representing its 100% share of the foregoing payments.

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

Mineral Resources Permits

The Provisions in Guiding Foreign Investment and the Industrial Catalogue in Guiding Foreign Investment, which was updated on April 1, 2002, January 1, 2005 and October 31, 2007 (collectively the “Investment Guiding Regulations”) govern foreign investment in China and categorize industries into four types where foreign investment is: (i) encouraged, (ii) permitted, (iii)

restricted, or (iv) prohibited.  In mining industries, “encouraged” projects include the exploration and mining of coal (and its derived resources), iron, manganese, copper and zinc minerals, etc.  “Restricted” projects include the exploration and mining of the minerals of tin, antimony and other noble metals including gold and silver, etc.

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

The establishment and activities of each of the Company’s joint venture entities are governed by the law of the People’s Republic of China on Sino-foreign co-operative joint ventures and the regulations promulgated there under (the “China Joint Venture Law”).  As with all Sino-foreign co-operative joint venture enterprises, the Company’s joint venture enterprises will be subject to an extensive and reasonably well-developed body of statutory law relating to matters such as establishment and formation, distribution of revenues, taxation, accounting, foreign exchange and labor management.  On January 1, 1997, an amendment to the Mineral Resources Law of China became effective.  Among other things, the amended law deals with foreign ownership of Chinese mines and mineral rights, and allows, under some circumstances, the transfer of exploration rights and mining rights.  Pursuant to this law, new regulations were made effective on February 12, 1998.

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

INTERCORPORATE RELATIONSHIPS

MINCO GOLD CORPORATION

Public
Minco Gold Corporation
100%
Minco Mining (China) Corporation
75%
Inner Mongolia Huayu Minco Mining Co. Ltd. (JV)
75%
Inner Mongolia Damo Mining Co. Ltd. (JV)
100%
100%
Yuan-ling Minco Mining Co.ltd
100%
Huai Hua Tian Cheng Mining Co.ltd.
70%
Henan Zhong Jia Minco Mining Co.Ltd.
51%
Guang-Zhou Ming-Zhong Mining Co.Ltd
42%
MINCO SILVER CORPO-RATION
MINCO BASE METALS CORPORATION
61%
Gansu Keyin Mining Co.Ltd. (JV)
BYC Gold Project
Gobi Gold Project
Yang shan Properties
Jinniu-Shan Gold Mine (Gold Bull Mountain)
Property Outside Of GBM
Xiao Shan Project
Chang-Keng
100%
Fuwan Silver Project
White Silver Mountain
Gold and Other Minerals
Changkeng Property Silver Mineralization

(formerly “Minco Gold & Metals Corporation”)

D.

DESCRIPTION OF PROPERTIES

The following is a discussion of the properties that Minco Gold holds directly and through its subsidiaries.

I.

CHANGKENG GOLD PROPERTY

The detailed history and background of Minco Gold’s Changkeng Gold Property is disclosed above under “The Changkeng Joint Venture”.

Location

The Changkeng gold deposit is located approximately 45 km southwest of Guangzhou, the fourth largest city in China with 13 million people and the capital city of Guangdong Province. The project is adjacent to Minco Silver’s Fuwan Silver deposit and situated close to well established water, power and transportation infrastructure.

Background

Gold was discovered at Changkeng in early 1990 by systematic follow up of stream sediment and soil geochemical anomalies identified from surveys completed by the Guangdong Provincial government (Regional Geological Survey Team of Guangdong Bureau of Geological Exploration). Illegal, small scale mining began in 1991 and removed most of the oxidized, near surface mineralization. Based on 8 trenches and 21 diamond drill holes, P&E Mining Consultants (“(P&E”) of Brampton, Ont. prepared an initial NI 43-101 compliant resource estimate on the deposit in March 2008.  The current resources residing on the Changkeng deposit include 379,000 ounces of gold indicated and 333,400 ounces of gold inferred.

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

Drilling Results

Minco completed a limited drilling program at Changkeng in October 2004, confirming the results from previous Chinese drilling and the continuity of the Zone 1. All the holes were drilled vertically and true widths of the intersections have not yet been established. The holes are drilled on a northwest-southeast grid approximating the dip direction of the mineralized zone.

In late 2007, six holes were drilled to expand and confirm the mineralization on the Changkeng gold deposit. Significant gold results of the drilling are as follows and the complete results can be found on the Company’s website:

•

CK2006 5.788 g/t Au over 12.62 metres (m)

•

CK2007 5.54 g/t Au over 8.0 m

•

CK2010 7.83 g/t Au over 26.81 m, including 12.23 g/t Au over 14.81 m

2008 Work Program

An extensive exploration program has been approved by the board of directors of Mingzhong. The general objective of the exploration program is to upgrade the gold resource estimate to meet the minimum requirements of the Chinese government for application of a mining permit.

The current exploration program consists of 15,000 metres of drilling, investigation of the mined-out area, metallurgical testing and hydrogeological, geotechnical and environmental studies. The program will be initiated in April 2008 and is expected to be completed by the end of December 2008.  Following the completion of the drill program, an updated resource estimate will be completed and an Exploration Report will be completed for National permitting requirements.  These studies will be combined and used as the basis for completing an independent Preliminary Economic Assessment (PEA) on the project.

Currently BGRIMM (Beijing General Research Institute of Mining & Metallurgy) located in Beijing, China has commenced metallurgical studies on a bulk sample of the Changkeng mineralization.  These results will be used for the PEA.

II.

LONGNAN PROPERTIES (YANGSHAN, YEJIABA AND XICHENG EAST PROJECTS)

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 12 exploration permits in Longnan region of south Gansu Province. Nine of the permits are located in the Yangshan belt situated east and north of the Anba deposit.  Three permits are located in a geological terrain immediately north of the Yangshan belt and are referred to as the Xicheng East permits.  All 12 exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar that at Anba and other gold deposits in the region.

Yangshan Project Area

The Yangshan Sub-project Area consists of five exploration permits.  The geochemical data in the Company’s stream sediment sampling program at the northeast extension of the Anba gold deposit outlines 20 composite anomalies of Au, As, Sb or Ag which have been delineated in the survey area.  The gold anomalies coincide with strong As and Sb values located in a Devonian clastic rock unit closely associated with a regional arcuate fault structure.  The structural and geological setting and geochemical features of these anomalies are comparable to those of the known areas of gold mineralization along the Yangshan gold trend.  Follow up for some selected gold anomalies was conducted with detail soil sampling and sketch mapping.  Peak values in soil gold anomalies range from 100 to 779 ppb.  Two significant gold occurrences, the Yuezhao and the Yangshanli, were discovered through surface trenching.

Yejiaba Project Area

The Yejiaba Sub-project Area consists of four exploration permits.  14 composite anomalies in stream sediment samples have been delineated in the Yejiaba project area, a belt parallel to and north of Yangshan.  The largest composite anomaly, the Madigou anomaly, is 23 square kilometers in area and characterized by coincident Au, Ag, As, and Sb values.  Follow up for selected stream sediment anomalies was conducted with detail soil sampling, Peak values in soil anomalies are more than 100ppb for gold and from 1,000 to 14,000 ppb for silver.

Xicheng Project Area

Xicheng Project Area is located at the east extension of the well-known Xicheng Pb-Zn metallogenic belt northeast of Yejiana and consists of three exploration permits. 11 composite anomalies have been delineated in the project area. The largest anomaly is about 16 square kilometres in area and consists of coincident Au, Ag, Pb and Zn values. For the Xicheng East area as a whole, good potential for gold, silver, lead and zinc is indicated.  Follow up for some significant stream sediment anomalies was conducted with traverse line investigation, detailed soil sampling and sketch mapping.  Very strong anomalies for gold and silver were detected in soil samples and four Ag-Au-Pb-Zn occurrences were discovered.  High grade Ag, PB and Zn was detected from grab samples.

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

Major semi-regional geochemical anomalies delineated in 2005 were followed up with traverse line investigation, soil sampling, and sketch mapping in 2006 and 2007.  Further detailed trenching and test drilling were conducted over significant soil gold anomalies and alteration and mineralization zones.  Significant gold, silver, antimony, lead and zinc mineralization has been discovered in all the three sub-project areas, including the following most significant mineral occurrences:

Yangshanli Gold Occurrence:  Eight structurally controlled alteration and mineralization zones have been identified with the largest and strongest composite anomalies of Au, As, Sb and Ag at the central section of the Yangshan Project Area.  Individual zone ranges from several hundreds to more than 1,600 metres in length.  Average grade of gold mineralization intersected in trenches is from 0.3 to 1.03g/t and width of mineralization zones varies from 4 to 13.4 metres.  Significant channel sample intersections include 1.02g/t Au over 7m, 0.79g/t Au over 10.3m, and 0.5g/t Au over 10.9m.

Yuezhao Gold Occurrence: A major gold zone has been identified on the Yuezhao area located at the east end of the Yangshan Project Area. Gold mineralization occurs in the Devonian dark-grey carbonaceous phyllite and the strata-bound gold zone can be traced over 1,000 meters at surface. Continuous channel sampling across the mineralization zone revealed an average gold grade of 2.17g/t gold over 11 meters.

Chengjiagou Silver-Gold-Lead (Ag-Au-Pb) Occurrence: Mineralization occurred in Devonian carbonaceous slate in an abandoned artisan adit in the Xicheng Project Area. One sample returned 133.3g/t Ag, 0.39 g/t Au, 4.25% Pb, 0.1% Zn, and 0.2% Cu. Another grab sample yielded 567.4g/t Ag, 0.52g/t Au, 7.07% Pb, 0.38% Zn, 0.3% Cu.

Miaogou Ag-Pb-Zn Occurrence:  Artisan mining tunnels and pits have been seen within very strong soil silver anomalies at the east section of the Xicheng East Project area.  Individual veins range from 0.2 to 1m.  Two grab samples returned 0.2 and 0.24g/t Au, 160 and 615g/t Ag, 5.24 and 25.44% Pb, 9.79 and 13.62% Zn, respectively.

Shiaigou Pb-Zn-Ag Occurrence:  Five Pb-Zn mineralization zones discovered in Devonian sandy slate. Individual vein is from 0.2 to 0.6m in width and 200 to 270m in length.  Grab samples returned 0.11-6.31% Pb, 4.39-25.8% Zn and 39-58g/t Ag.

Yangjiagou Silver-Gold-Lead (Ag-Au-Pb) Occurrences: Mineralization occurs in the Devonian carbonaceous slate in the Yejiaba Project Area. A grab sample from a mineralized outcrop in carbonaceous slate returned 137g/t Ag, 0.87g/t Au and 2.6% Pb.

2005 Exploration

In November 2005, the Company completed a semi-regional stream sediment geochemical survey within five of the Yangshan permits, four of the Yejiaba permits and the three Xicheng East permits.  The survey covered approximately 1000 km2 and involved collection of stream sediment samples from active drainages at a density of approximately 4 samples per km2.   Many important and significant semi-regional anomalies were delineated in the three sub-project areas.  Some anomalies are located at the direct northeast extension of the well-known Yangshan gold zone.

2006 Exploration

Follow-up for some of the major drainage geochemical anomalies by a combination of geological mapping, prospecting, ridge and spur soil sampling, grid soil sampling and trenching was conducted in the three sub-project areas.  This has resulted in the direct discovery of Yuezhao, Yangjiogou, Chengjiagou, Qiuziping occurrences.  Significant soil anomalies of Au, As, Ag, and Sb were delineated at the Yangshanli area.

2007 Exploration

Exploration activities in 2007 were focused on detailed follow up for major gold and silver soil anomalies in the Yangshan and the Xicheng East Sub-project Areas and reconnaissance follow up for some minor stream sediment anomalies in the Yejiaba and the Yangshan Sub-project Areas, including:

1.

Trenching and test drilling at Yuezhao Gold Occurrence:  The Yuezhao mineralization zone was traced with trenching along strike with trenching and along dip with test drilling.  Results from test drilling indicate that the Yuezhao mineralization zone show a pinch-out pattern at depth and potential for further discovery is limited;

2.

Mapping and Trenching at Yangshanli Soil Anomaly:  Detailed mapping and trenching were conducted in one of the major soil anomalies at Yangshanli.  Eight alteration and mineralization zones were recognized in the anomalous area and gold mineralization was intersected in most of the exploration trenches over three zones;

3.

Soil sampling at some selected stream sediment anomalies in the Yejiaba and the Yangshan Sub-project areas; and

4.

Reconnaissance Investigation at Xicheng East:  Investigation has resulted in the discovery of the Miaogou, the Shiaigou Ag, Pb and Zn occurrences.

2008 Exploration

Exploration focus in 2008 will consist of the following:

1.

Detailed mapping, IP survey and possibly test drilling at the Yangshanli and adjacent areas in the Yangshan Sub-project area;

2.

Details mapping, trenching, and soil sampling in the Chengjiagou, Shiaigou, and Miaogou occurrences at the Xicheng East Sub-project area to generate targets for test drilling; and

3.

Reconnaissance investigation at some geologically favourable areas at the Yangshan, the Yejiaba and the Xicheng East Sub-project areas.

In March Minco’s field crew commenced reconnaissance work at Hemjiawan which is a geologically similar to the Anba deposit.  Work consisted of mapping, trenching and sampling.  A structural and alteration zone was identified and 54 chip samples collected.  The gold mineralization is mainly associated with dark grey phyllite and granite dykes.

III.

YANGSHAN GOLD BELT – WEST EXTENSION PROPERTIES

The Cooperation Agreement with No. 2 Exploration Institute of the Gansu Bureau of Geological Exploration (“GBGE”) for the exploration and development of mineral resources also in Gansu Province of China expired by the end of 2007.

GBGE repaid Minco China 1.3 million RMB and the 13 permits Minco China took in trust for the JV remained with Minco China.  One permit has been given up, the other 12 permits now belong 100% to Minco China.

The cooperation agreement was terminated in 2007.

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

In April 2004, the board of directors of the YGM JV agreed to pay 3 million RMB (approximately $440,000) to Lan Zhou Qun Ying Ltd. ("Qun Ying") so that it might prepare for the transfer of the exploration permit to the YGM JV. Keyin and its Chinese partners each contributed 1.5 million RMB (approximately $220,000) towards this end. If Qun Ying could not fulfill the duties within six months, the 3 million RMB was to be returned to the YGM JV.  Qun Ying was unable to fulfill all the required duties and the YGM JV has authorized other persons to continue the work for the exploration permit transfer.  The YGM JV has also demanded the return of the 3 million RMB advanced to Qun Ying. Of this amount, 1,500,000 RMB (approximately $220,000), representing Keyin’s portion, is recorded as a receivable in the Company’s consolidated accounts.

Total expenditures funded by the Company on the Anba gold property from inception to December 31, 2007 were $490,422 and from the inception to December 31, 2006 were $477,481.

This entire project was terminated in 2007.

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

•

May 2005 - 100,000 common shares at $0.21 per share for $21,000; and

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

Assays were pending as of year end.  On August 20, 2007, Inner Mongolia Huayu Minco Mining Co., Ltd. renewed two Reconnaissance Survey Exploration Permits from the Ministry of Land and Resources of China on the properties as follows:

a)

Houxiaonuqi gold property in Wulateqianqi of Inner Mongolia (Permit No. 0100000730295 expiring April 7, 2009); and

b)

Dongwufenzi gold property in Wulateqianqi of Inner Mongolia (Permit No.  0100000730294 expiring April 7, 2009).

Total expenditures funded by the Company from inception to December 31, 2007 were $869,535 (from inception to December 31, 2006 – $835,437).  On October 3, 2006, the Company and New Cantech entered into a termination agreement, therefore as of the date of this Annual Information Form New Cantech has no interest in the property.

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

2005 Exploration Program

The program in 2005 consisted of a compilation of all available data for the North Zone and test drilling for the 2,000m mineralization zone.  Approximately 1,500m of drilling was completed along the northeast strike extent of the North Zone to better define grade and geometry of this extensive gold bearing area.  In the four holes drilled in 2005, three of them intersected the 100m-300m wide shearing zone which hosts gold mineralization within the altered and sheared granite in the north zone.  Eight gold mineralization zones were intersected within the wide shear zone, and individual gold zone is generally from 1.4 to 4.7m in width and contains 1 to 10.46g/t gold.  It is confirmed that the gold mineralization within the shear zone extended for more than 2,000m along strike at both surface and depth.

2006 Exploration Program

The drilling program in 2005 was successful in confirming the continuity of the gold-bearing structure extending northeast from the area of old mine workings that was drill-tested in 2004.  During the year, New Cantech advised that due to other project development programs that it would withdraw from the BYC Project.

2007 Exploration Program

The two exploration permits are in good standing and will expire on April 7, 2009.  The Company will be seeking a joint venture partner for the BYC Project in 2008.

A systematic sampling and mapping program on the previously abandoned mining pits within the exploration permit was carried out by Minco geologists in July 2007.  A detailed discovery-oriented study on structural geology of the property was conducted by a consulting structural geologist in September 2007.

VI.

GOBI GOLD PROPERTY

The Company acquired its earn-in rights to the Gobi gold project, located in western Inner Mongolia in the south Gobi Desert, China, in 1999.  The Company has the right to acquire a 75% equity interest in Damo Mining Co. Ltd., who was assigned the licenses on the project, by spending approximately US$2,500,000 on exploration and development over four years.

Total expenditures funded by the Company from inception to December 31, 2007 were $1,713,010 as compared to December 31, 2006, expenditures of $1,498,691.  The Company has earned a 63% project interest as at December 31, 2007.

During 1998 a regional exploration and property evaluation was carried out in Inner Mongolia on the Gobi gold project culminating in the joint venture agreement in 1999 between the Company and the Exploration Institute of Land and Resources of Inner Mongolia ("EILR").  In 1999, the Company and EILR created Inner Mongolia Damo Mining Co. Ltd., a fully-licensed Sino-foreign co-operative joint venture ("Damo Mining"), to explore for metallic  mineral  deposits within the Inner Mongolia Autonomous Region. Initially, Damo Mining will focus on exploring its existing license holding that covers 550 square kilometres. The Damo Mining joint venture agreement allows the Company to earn up to a 75% interest in joint venture by spending US$2.5 million on exploration on the Gobi gold project over four years.  In the event the Company does not spend the specified amounts, its interest in the joint venture agreement may be subject to being capped by a predetermined formula as set out in the joint venture agreement.

Inner Mongolia Damo Mining Co., Ltd.

Damo Mining was formed in 1999 and operates pursuant to a Sino-foreign co-operative joint venture contract between EILR and the Company.  Under the terms of the joint venture contract, Damo Mining's board of directors consists of seven directors of which the Company has the right to select four directors, including the chairman.  The Company has selected Messrs. Ken Cai, Sunzhaojun Huqiufeng and Ruijin Jiang as its representatives.  EILR has the right to select the remaining three directors.  Due to the Company's majority ownership and majority representatives on Damo Mining's board, the Company controls Damo Mining's operations in the ordinary course of business.  However, the following transactions by Damo Mining require the unanimous approval by its board: (i) terminating or dissolving Damo Mining; (ii) selling or mortgaging assets that have a value of 10% of Damo Mining's assets; (iii) increasing or decreasing Damo Mining's registered capital; (iv) borrowing by Damo Mining; (v) merging Damo Mining; (vi) guaranteeing on behalf of Damo Mining; and (vii) establishing organizations under the board.

Property Description and Location

The Gobi gold project is located in the Gobi Desert of western Inner Mongolia, approximately 300 kilometres north of Yinchuan, the capital city of the neighboring Ningxia Province, and 900 kilometres northwest of Beijing.  The Gobi gold project is situated along the eastern extension of the Tian Shan Gold Belt, which hosts important deposits in Uzbekistan and Kyrgystan to the west.  World-class, sediment-hosted gold deposits occurring in the Tian Shan Gold Belt include Murantau with a resource of 140 million ounces gold (site of the Newmont Dump-Leach Project), Kalmakya with 26 million ounces gold and 13 million tons of copper, and Kumtor with 13 million ounces gold which is a Centerra Gold operated mine.  The Gobi gold Project is the culmination of a series of regional exploration programs undertaken by the EILR. EILR carried out a broad program of stream and drainage sampling.  This program highlighted several areas with gold concentrations some of which were followed up by mapping, prospecting and more closely spaced geochemical sampling.

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

The 2000 exploration program involved ground magnetic surveys and geological mapping over the two identified skarn prospects to establish drill targets. Field-checks of the remaining geochemical anomalies were conducted.  The 2002 drill program tested results from previous exploration programs and 2003 fieldwork involved more drilling on the most favorable targets.  Total expenditures from inception to December 31, 2007, funded by the Company were $1,713,010, as compared to December 31, 2006 $1,498,691.

Exploration and Development Operations

2000-2003 Exploration Programs

The 2000 exploration program involved ground magnetic survey, structure-geochemical sampling and geological mapping over the two identified skarn prospects, the Zhulazhaga and the Haishenghari areas, to establish drill targets.  Most of the geochemical samples over the host rock unit contain 0.5-40g/t Au and extremely anomalous arsenic and antimony.  Favorable exploration targets were delineated according to geology, structure geology, geochemistry and geophysics.

The 2002 drill program tested resulted in the exploration targets delineated with geophysical and geochemical anomalies from previous exploration programs.  A new type of gold mineralization, the skarn gold mineralization, was intersected at the contact zone between the Proterozoic marble and the diorite dyke when testing the strongest magnetic anomaly M2 to the southeast of the know Zhula mineralization.  A new parallel mineralization zone was discovered at the south of the known Zhula mineralization zone by surface trenching.

2003 fieldwork involved more drilling over the new mineralization zone south of the know Zhula mine.  The strike and dip extensions of the new zone were traced.

In 2007, trenching and drilling were conducted to the west extension of the known gold mineralization zone. The drilling program was primarily focused on tracing the strike and dip extensions of the thick low-grade gold mineralization intersected in the previous drilling program. Multilayer mineralization zones were intersected in all five completed holes. Width of each individual zone is from 1 metre to more than 20 metres and grade of gold is from 0.6g/t to 2.45g/t.

Exploration Plan for 2008

Exploration activities will be focused on 1) diamond drilling the southwest extension and 2) mapping, trenching, of the northeast extension of the Zhula Mine.  Field programs are expected to commence in May.

Environmental Considerations

The exploration activities proposed for the Gobi gold project, including potential drill testing of new anomalies, will result in little surface disturbance,  and standard reclamation procedures will be used for areas such as trenches or drill pads.  The Company does not believe that there will be any potential environmental liability arising from these activities.

VII

JINNIUSHAN GOLD PROJECT (Gold Bull Mountain Project)

On November 14, 2006 the Company announced that its wholly-owned subsidiary, Minco Mining, had acquired a mining license on the Jinniushan Gold Mine (Gold Bull Mountain), covering 0.18 km2, and an exploration permit (16.68 km2), covering the strike extension of the Jinniushan Gold Mine.  Total consideration for the acquisition of the mining license and the exploration permit was approximately US$1 million.  The Company at the time of the announcement was in its final stage of the due diligence on the project and the acquisition is subject to regulatory approval.  Minco China has incorporated a local operation subsidiary in Hunan and the Gold Bull Mountain mining licenses were transferred to its subsidiary.

The 16.86 km2 GBM gold project covers most part of the Jinniushan gold mineralization belt which extends for more than 15 kilometers and is recognizable with the distribution of abandoned artisan mining adits and tunnels. The Gold Bull Mountain mining license is located in the middle of the belt.  High grade quartz-vein style gold mineralization is hosted in the late Proterozoic sandy slate characterized with obvious silification, seritization and pyrititization.  The Company commissioned the preparation of a NI 43-101 report on the Jinniushan Gold Project. The technical report dated December 28, 2006 was prepared by Peter G. Folk, P. Eng., of 280 Wood Dale Drive, Comp. 47, Site 21, Mayne Island, B.C., Canada, V0N 2J2.

The technical report was prepared under the guidelines of Canadian National Instrument 43-101.  The Company filed the Updated 43-101 technical report on January 3, 2007 via SEDAR.  Peter G. Folk has consented to the inclusion of this information and has authorized the relevant contents.  The information below is from the December 28, 2006 Technical Report.

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

The mining permit is completely surrounded by the exploration permit and is defined by surveyed coordinates. Exploration permits in China are “paper staked” and can be defined by hand-held GPS units.  A map showing permit boundaries and known mining works (adits and trenches).  Being small underground mine workings of limited extent, the environmental liabilities that have been created by the various mining works are, in a Chinese context, not considered to be significant.  On exploration permits, the local (county) government is to be informed when work is to start and is in charge of some dealings with the local citizens.  For example at Jinniushan the local county government must deal with a small group of “illegal” miners said to be operating within the permit area.  Allowed underground work has been in progress for some time within the mining permit.

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

Deposit Types

Similar to the geometry of a mapped thrust fault are southeast variably dipping (usually about -500) quartz-pyrite (minor Pb, Zn, As) veins which have been emplaced within reverse-movement shears.  A secondary set of conjugate northwest dipping reverse shears is also present along with a flat set of quartz-filled tension fractures usually splaying off into the footwall.  In detail, the vein system is complex, but the main elements of the system, which have been emplaced under the effects of NW-SE compression, can be shown in the simple diagram below.  Theoretically, in this type of stress regime the individual mineralized ore shoots would likely have a strong horizontal trend.  Veins contain very little evidence of open-space filling and do not have banded epithermal characteristics.  Rather, white quartz veins containing ribbon structures and shearing which approaches the brittle-ductile provenance suggest a mesothermal setting.

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

Exploration

Before involvement by the Company, there was little organized exploration activity.  Tracked mining using open-stope methods took place at a rate of a few tonnes per day on the mining permit and have occurred at lesser scales (even perhaps to the present day) at other locations on the exploration permit.  Prior engineering and geological control and proper documentation of the mining works are unknown.  Ore processing consisted of small electric crushers, gravity separation, cyanidation in concrete ponds and some amalgamation by mercury.  The processing machinery has been removed, leaving crude foundations behind.  Neither the large quantities of waste-rock that were taken out of the mine, nor processed tailings are apparent and the author concludes that this material has gone into the lake.

Work done by the professional staff of Minco since the end of August, 2006 has consisted of underground surveying, mapping and sampling of accessible portions of the mine on the mining permit.  To date 71 channel samples have been taken within the mine and these are set out on the Company’s website.

The preliminary results serve to show that gold in economically interesting quantities occurs in several veins within the central area of the mine.  The total strike length in which the best assays occur is about 350 metres.  A program of duplicate assays has been carried out whereby the sample rejects were sent to Process Research Associates Ltd in Yunnan for re-assay by fire assay techniques.  Each sample was fire assayed three to four times in Yunnan and the average results are shown on Table 1 shown above.  Also shown on the same table are the author’s check sample results, which were taken at exactly the same locations as the prior samples.  These seven samples were analyzed by metallic screen analysis and fire assay at Acme Analytical Laboratories in Vancouver, British Columbia.  The table clearly shows that a strong “nugget effect” is present which affects the repeatability of results.

Nugget Effect

Because coarse gold has been reported in the mine the author requested that his samples be analyzed by “metallic screen analysis” and fire assay, which would be considered to be the most accurate assay method for samples with a strong “nugget effect”.

A cursory analysis of Table 1 shows a strong variation in gold values when the same sites are re-sampled—samples initially with high assays can be re-sampled with very low results and the opposite is also true.  This problem is often encountered in gold mining and can be illustrated by examining the metallic screen analyses shown in the table below.

	Sample.Wt	CoarseAu	Fine Assay	TotAu
SAMPLE	Gm	Mg	gm/mt	gm/mt
#1-14A	506	<.01	0.12	0.12
#2-01A	505	29.78	64.6	123.57
#2-02A	503	7.02	17.31	31.27
#2-05A	498	9.16	22.09	40.48
#3-05A	505	9.16	13.47	31.61
#3-07A	497	5.77	11.74	23.35
#3-09A	495	0.07	0.09	0.23

Table 2.  Metallic Screen Analysis from the author’s seven check samples.

In this technique, approximately 500 grams are pulverized and passed through a -150 mesh screen.  The fine fraction and coarse fractions are fire assayed separately and the results are combined.  The above table shows that approximately 50% of the gold is in the form of coarse nuggets (greater than -150 mesh size).  Practically, a strong “nugget effect” means that each individual sample has a low confidence level, and that to prove a gold resource will be more than usually difficult.  In cases such as this, drilling can be used to define the geometry of the various veins; however it may be necessary, especially until experience is gained, to use underground drifting and sampling to prove-up the gold resource.

Geochemistry

Peter G. Folk had seven check samples also analyzed for 32 elements by ICP.  Results No other elements are present in economic concentrations and only Pb occurs in what might be considered to be weakly anomalous quantities.  Although seven samples is not statistically sufficient to come to a firm conclusion, the data may indicate that there is a negative correlation between Au and Ca, i.e. the more calcium that occurs in the sample, the weaker is the gold result.  In practical terms the negative correlation between Au and Ca may (if further work confirms the effect) yield a geochemical tool to help determine the validity of gold analyses, i.e. a high gold assay which also contains high Ca may be suspect.  It is likely that the element Ca noted in the data occurs in a calcium carbonate mineral therefore indicating a common mineralogical zonation whereby carbonates occur as a halo around a precious-metal-silicate core zone.  Further geochemical work and careful examinations underground should be undertaken to determine if these noted effects are actually present and can become useful exploration tools.

Recommendation made to

The Company by Peter G. Folk

In Mr. Folk’s opinion the character of the property is of sufficient merit to justify the following recommended program of work.  A staged program is envisaged whereby a second phase composed primarily of drilling from surface and underground development depends on the first phase of underground development and underground drilling on the mining permit, and surficial examinations over the area of the exploration permit.

Phase 1

Mining Permit

1.

A program of 440 m of underground development is recommended to expose large sections of prospective veins for sampling and to provide material for metallurgical testing.

2.

A program of 1,950 m of underground drilling is to follow the underground development.

3.

Preliminary metallurgical testing should be undertaken.

Exploration Permit

1.

The entire exploration permit needs to be examined and all of the mine openings, trenches, and prospect pits should be identified, mapped, sampled and defined with GPS coordinates.

2.

The most interesting mine workings should be rehabilitated and the workings mapped and sampled.

3.

Geological mapping should be undertaken over the entire permit.

4.

Soil geochemistry should be undertaken on widely-spaced lines.

Phase 2 (Contingent on the results of Phase 1)

Contingent on Phase 1 results, a phase 2 project would be concerned with diamond drilling targets defined in the Phase 1 surface program and would include further underground development utilizing a shallow shaft to access areas down dip of the known veins on the mining permit. Further metallurgical testing would be done as would preliminary environmental and engineering studies.  With positive results the end of the Phase 2 program would see the calculation of a gold resource and the project would be at a pre-feasibility stage.

Budget

It is the nature of mineral exploration that it is impossible to exactly predict what the results, best methods and expenditures will be, these being entirely dependant on factors at the exploration site, the timing of the work, and various contract costs at the time.  Below is a recommended estimate of expenditures prepared by Mr. Folk.  Mr. Folk also recommended that a budget be prepared in China at the time that various parts of the program are put to tender.

Phase 1

Underground development

450m @ $120/m

  54,000

Underground drilling

1,950 m @ $20/m

  39,000

Mine rehabilitation—exploration permit

  45,000

Surface mapping (geology, topography, hydrogeology)

  83,000

Trenching

10,000 cubic m @ $10/cubic m

100,000

Preliminary metallurgical test

  25,000

Assays

2,000 @ $20

  40,000

Soil samples

500 samples @ $25 per analysis

  12,500

Sample shipping

    5,000

Camp costs, food and supplies

  12,000

Local transportation, vehicle rental, gasoline and supplies

  10,000

Non-camp lodging, food, hotels

  10,000

Communications, telephone, internet

    5,000

Office costs (Yuanling), drafting, report writing, consulting

  25,000

Local public relations, social program

    5,000

Supervision, engineering, geology, mine administration

  50,000

Casual labor, camp maintenance, cooks, drivers

  10,000

Airfare and other travel

    8,000

Road construction and repairs

    7,000

545,500

Contingency 10%

  54,500

                              $600,000

Phase 2 (Contingent on the results from Phase 1)

Surface diamond drilling

3,300 m @ $100/m (large diameter)

              330,000

Exploration shaft

150 m @ $1,200/ m (all inclusive)

              180,000

Underground development

800 m @ $120/m

96,000

Assays

3,000 @ $20

60,000

Metallurgical studies

50,000

Engineering and environmental studies

75,000

Sample shipping

  5,000

Camp costs, food and supplies

15,000

Local transportation, vehicle rental, gasoline and supplies

                10,000

Non-camp lodging, food, hotels

20,000

Communications, telephone, internet

  5,000

Office costs (Yuanling), drafting, report writing, consulting

                50,000

Local public relations, social program

10,000

Supervision, engineering, geology, mine administration

50,000

Casual labor, camp maintenance, cooks, drivers

10,000

Airfare and other travel

  8,000

Road construction and repairs

  5,000

              979,000

Contingency 10%

98,000

           1,077,000

GRAND TOTAL

        $1,677,000

Exploration and Development Operations

2007 Exploration Program

On February 6, 2007 the Company announced an update on the current exploration program of Jinniushan or Gold Bull Mountain Gold Project (hereafter the GBM Project), located in eastern Hunan Province, P.R. China.

The GBM gold belt extends for more than 15 kilometers and is recognizable by wide distribution of artisanal mining adits, pits and tunnels. Gold mineralization at the GBM belt occurs in late Proterozoic sandy slate characterized by strong silification, seritization and pyrititization. Four parallel quartz-vein style gold zones have been recognized with a strong continuity along strike and dip directions.

Minco geologists have completed a preliminary investigation program on the GBM Mining License area, including underground surveying, mapping, and sampling of accessible portions of the GBM gold mine. 71 channel samples in cross cuts were collected from four individual gold zones. At a cutoff of 1g/t gold, the average gold grade and thickness are as follows:

Zone

Average Grade (g/t )

Thickness (m)

V2-1

6.87

0.65

V2-2

22.68

1.06

V2-3

18.78

0.77

Two grab samples collected from zone V2-4 yield 9.25 g/t and 22.45g/t gold.

In 2007, exploration activities were focused on drilling and underground exploration tunneling within the GBM mining permit.  A sketch mapping, trenching and mapping for the widespread artisan adits were conducted in the GBM exploration permit.  Total completed exploration work included 3,987.5m drilling, 1,745.2m tunneling, 17km2 sketch mapping, 3,964.5m artisan adit investigation, and 3.64km2 geochemical soil sampling.  It is confirmed that the mineralization zone at GBM is highly uncontinuous along strike and dip directions and grade of gold is extremely unevenly distributed in mineralization zones because of significant nugget effect.

Upon reviewing the results from the above exploration programs, the Company will focus on underground exploration and exploitation on levels 87 and 47 within the GBM mining permit in 2008.

VIII.   XIAOSHAN GOLD & POLYMETAL PROJECT

The Xiaoshan project is located in the Shanxian County of NW Henan Province and is 45 kilometres from the Shanxian county town. The project can be accessed by dirt road from Sanmenxia city. The Xiaoshan project consists of two exploration permits, the 17.1km2 Huluyu permit and the 12km2 Dafangshan permit and both permits are hold by the Henan Nonferrous Exploration and Mining Company (HNEM), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province. On February 7, 2007, a JV agreement was signed between the Minco Mining (China) Corporation and the Henan Nonferrous Exploration and Mining Company (HNEM) to jointly explore and develop the precious and nonferrous resources in the Xiaoshan project area. Minco will earn 70% interest of the Xiaoshan project by making an instalment cash payment of RMB15 million and funding all the exploration and development activities. The HNEM will hold a carried interest of 30% in the Xiaoshan project. All the exploration and development will be operated through the joint venture, Zhongjia-Minco Mining Company.  The project area is characterized with structurally denuded low to medium mountains from 869 to1387 meters above sea level. Strong dissection has resulted in deep valleys and steep slopes in the area. Annual precipitation is 586mm and most of them concentrate in the rain season from June to September. The annual evaporation is 1858.8mm. The area is covered with well developed vegetation.

The Company commissioned the preparation of a NI 43-101 report on the Xiaoshan Project. The technical report dated October 1, 2007 was prepared by Peter G. Folk, P. Eng., of 280 Wood Dale Drive, Comp. 47, Site 21, Mayne Island, B.C., Canada, V0N 2J2.  The full report can be found on SEDAR.

Exploration History

Most of the previous exploration has been focused on surface or near surface investigation, including 1:200,000 scale mapping, 1:50,000 scale mapping, 1:50,000 scaled stream sediment sampling and investigation on hundreds of ancient workings and quartz veins. The previous investigation has resulted in the delineation of some important geochemical gold and silver anomalies and tens of quartz veins and alteration zones. It has been concluded that the Xiaoshan project area is dominated with gold and silver near surface but increasing silver and lead has been noticed at depth. Almost no exploration has been conducted in the deep portion of the project area with modern exploration techniques.

Regional Geology

Tectonically, the Xiaoshan project area sits at the Xiaoshan uplift block on the southern rim of the North China Craton. The area is also located at the east section of the E-W trending Qinling metallogenic belt. Bedrock consists of highly metamorphosed Archean rocks in the core area and the adjacent Proterozoic intermediate volcanics, phyllites and schists. The Archaean metamorphics comprise plagioclase amphibolite, biotite amphibolite, chlorite mica schist and migmatite. The Archaean rocks form the core of the Xiaoshan uplift and Proterozoic rocks distributes around, which formed an anticline/dome structural feature. The axis of the Xiaoshan Dome is E-W orientated. The dipping angles of the stratigraphic bedding vary 30° to 60°.

Three sets of faults have been identified and they are striking to NEE, NNW and NWW respectively. Gold and silver mineralization is dominantly controlled by NNW and NWW faults.

Volcanic activities in northwest Henan mainly occurred in the early Middle Proterozoic and volcanics include Andesite and Andesitic porphyrite. Intrusive activities occurred in two episodes, the early Middle Proterozoic and the Early and Middle Mesozoic (Yanshanian). Intrusive rocks consist of the Middle Proterozoic diabase and diorite dykes, and the Mesozoic grano-porphyry, pegmatite and syenite dykes. No sizable intrusion has been observed at surface. However, geophysical data may indicate the presence of large-scaled acidic intrusion at depth.

The Archean metamorphosed rocks of Taihua Group are the dominant host for the large and giant gold-silver deposits in the east section of the Qinling metallogenic belt. High-grade lead and silver usually discovered at the deeper portion of the gold-silver system. The high potential Ying property of Sivercorp is located at a parallel zone to the south of the Xiaoshan project area. The largest gold mine within the property area is located to the west of the Xiaoshan project area at the same EW trending zone. All these important precious and nonferrous deposits in this area are hosted in the Archean metamorphosed rocks of Taihua Group.

Property Geology

Both permits are located within the uplifted core area at the Xiaoshan Uplift Block.  Bedrocks within the two permits are mainly Archean migmatite, schist and gneiss (Taihua Group) which were intruded by Proterozoic diabase dykes and Mesozoic acidic dykes.

Geology and mineralization characteristics of the two exploration permits will be described respectively in the following sections.

Alteration & Mineralization

(1) Alteration: Alteration associated with gold and silver mineralization includes silification, carbonatization, pyrite-sericite-quartz alteration, Kaolinization, sericitization, chloritization, epidotization, and ferritization.

(2) Mineralization: Mineralization types closely associated with gold and silver mineralization include pyrite, galena, sphalerite, chalcopyrite, and magnetite as well as a minor amount of limonite and malachite.

Characteristics of Gold and Silver Veins

13 gold and silver lodes were mapped out at surface within the Huluyu permit. Ore lodes occurred as thin veins in structural cataclastic belts and mainly controlled by NW- and NNW-trending faults. The most important lodes include K1, K3, K4, K5, K6, K7 and K8. The largest lode is 4150m in length and dips to 245° at 75°.

Metallic minerals include pyrite, galena, sphalerite, chalcopyrite, magnetite, hematite, limonite and malachite. Major non-metallic minerals are plagioclase, quartz, and muscovite.

According to structure and texture, ore can be divided into the following categories (1) densely massive ore; (2) veinlet banded ore; (3) brecciated ore; and (4) sporadically disseminated ore.

7 gold and silver lodes have been defined at surface in the Dafangshan area. Mineralized lodes occur as thin veins in structural cataclastic alteration belts and are controlled by NW-, NE- and EW-trending faults. Limonite, pyrite and galena are closely associated with gold mineralization.

Exploration Programs

Exploration target:

High-grade massive sulfide at depth of the major ore-control structures.

Exploration Focus in 2007 included (1) systematic mapping and sampling of available artisan mining tunnels; (2) surface mapping to trace the distribution of surface mineralization; and (3) test drilling along K3 vein system, the major ore-control structure at the Huluyu permit.

The major K3 ore-control structure was partially tested with seven holes and has been traced for more than 250m below surface. No encouraging results for the expected massive sulfide received from assay data of the four of the seven completed holes so far.

A comprehensive review on the available results from 2007 exploration programs shall be arranged before further exploration programs are carried out in the two areas.

The Company has started a diamond drill program within the Huluyu exploration permit of the Xiaoshan project area consisting of seven holes for a total of 1,763 metres. The drill program has been designed to trace the dip and strike extensions of the southern portion of the K3 structural zone. Results are currently being interpreted before proceeding with further exploration.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis of the operating results and the financial position of the Company for the three years ended December 31, 2007, 2006 and 2005 should be read in conjunction with the consolidated financial statements and the related notes.  Financial amounts (other than per share amounts) in the following discussion have been rounded to the nearest thousand dollars.

A.

OPERATING RESULTS

General

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2007, 2006 and 2005.  Since the signing of the Company’s first co-operation agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious and base metals properties in China.  To date, the Company is in the exploration stage and has no operating revenue.

Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration, property evaluation and acquisitions and plans to build a portfolio of precious and base metals properties in China.  The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner

Mongolia, Henan, Hunan, Guangdong and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties.

Results of Operations (Canadian GAAP)

In the following discussion, financial amounts have been rounded to the nearest thousand dollars. For comparison, the Company's results of operations for the year from 2005 to 2007 and for the first quarter ended March 31, 2008 are included.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

And First Quarter ended March 31, 2008

EXPLORATION COSTS

First Quarter ended March 31, 2008 Compared to March 31, 2007

Gross exploration costs totaled $1,768,000 for the three months ended March 31, 2008 compared to $653,000 in 2007.

Minco Gold:	(Unaudited) March 31, 2008	(Unaudited) March 31, 2007
Gansu
• Yangshan, Anba	2,344	549
• Minco-Qinqi (formerly Western Extension of Yangshan)	-	892
• Longnan	114,327	219,837
Inner Mongolia
• Gobi Gold	32,083	2,420
• BYC	3,263	6,820
Guangdong
• Changkeng	1,411,950	10,958
Hunan
• Gold Bull Mountain	30,750	411,953
Henan
• Xiaoshan	173,359	-
Gross exploration costs	1,768,076	653,429
Exploration cost recoveries	-	-
Expensed exploration permits	(1,368,426)	-
Expensed exploration costs	(399,650)	(653,429)

The increase in exploration costs is due to the spending on the Changkeng Exploration Permit purchased in 2008, partially offset by less field work conducted on the Longnan Properties and less underground development on the Gold Bull Mountain Properties during the three months ended March 31, 2008. The Company transferred the interest in the White Silver Mountain project to Minco Base Metals Corporation effective November 15, 2007 and treats the exploration expenditures as part of discontinued operations.  Exploration expenditures for the White Silver Mountain project included in discontinued operations are nil for the three months ended March 31, 2008 $6,974 for the three months ended March 31, 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

For the year 2007, gross exploration costs totaled $2,948,000 compared to $2,989,000 in 2006. Over the 12 month period, ended December 31, 2007, the Company expensed $2,948,000 (2006: $2,535,000) and recovered $ nil (2006: $95,000).

	2007	2006	2005
Gansu
• Yangshan, Anba	12,941	4,209	319,226
• Minco-Qinqi (formerly Western Extension of Yangshan)	(163,088)	20,088	207,699
• Longnan	886,375	416,215	81,169
Inner Mongolia
• Gobi Gold	214,319	11,151	15,382
• BYC	34.098	135,374	286,918
Guangdong
• Changkeng	176,365	56,034	89,884
• Fuwan	-	943,207	2,004,354
Henan
• Xiaoshan	1,131,000	-	-
Hunan
• Gold Bull Mountain	655,858	1,402,734	-
Gross exploration costs	2,947,948	2,989,012	3,004,632
Exploration cost recoveries	-	(95,331)	(337,674)
Expensed exploration permits	(842,788)	(852,000)	(1,739,594)
Expensed exploration costs	(2,105,160)	(1,683,281)	(927,364)
Capitalized mining permit costs	$ -	$ 358,400	$ -

Most of the decrease in exploration costs in 2007 is due to the transfer of all spending on the Fuwan silver project to Minco Silver offset by the additional spending on the Xiaoshan project. The Company ceased being the majority shareholder of Minco Silver Corporation on November 17, 2006, and no longer consolidates its property costs after that date. Prior to November 17, 2006, Minco Silver had incurred, and the Company had consolidated $943,206 in 2006 and $2,004,354 in 2005 in exploration and permit costs on the Fuwan property.  In addition the Company transferred the interest in the White Silver Mountain project to Minco Base Metals Corporation effective November 15, 2007 and treats the exploration expenditures as part of discontinued operations.  Exploration expenditures for the White Silver Mountain project included in discontinued operations are $9,172 in 2007, $27,852 in 2006 and $64,210 in 2005.

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

As of September 28, 2006, New Cantech has spent $781,588 on geophysical and geochemical surveys, geology and drill holes. In the period ended September 28, 2006, the direct costs and management fees incurred on the BYC project totaled $95,331 (2005: 286,918, 2004: $358,362, 2003: $40,977), which were repaid by New Cantech.

The Company’s exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties.  As of December 31, 2007, the Company committed to pay $6,800,000 for Changkeng exploration permit and other investments, $2,600,000 for Xiaoshan exploration permit, investment commitments and drilling programs and $160,000 for Longnan drilling programs.

Administrative Expenses

First Quarter ended March 31, 2008 Compared to March 31, 2007

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the three-month period ended March 31, 2008, the Company spent a total of $896,000 on administrative expenses compared to $893,000 in the same period of 2007.

Significant changes in expenses are as follows:

•

The Company realized a foreign exchange gain of $101,000, as compared to a gain of $60,000 in the same period of 2007.

•

The Company recorded stock based compensation in the three-month period ended March 31, 2008 of $419,000 compared to $389,000 in the comparative period. The increase was attributable to the fact that the Company has a higher amount of stock options outstanding during this period.

•

Personnel costs (comprising salaries, benefits and consulting fees) for the three-month period ended March 31, 2008 were $174,000, compared to $207,000 in the same period of 2007.  The amount decreased due to a decrease in employees.

•

The Company incurred investor relations expense of $148,000 in the three-month period ended March 31, 2008 compared to $109,000 in the same period of 2007. The amount increased due to a higher level of investor relation activity.

In the three-month period ended March 31, 2008, the Company did not grant stock options to employees and consultants.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. Minco Gold and Minco Silver share its Vancouver and China offices. Minco Gold allocates a portion of salaries, rent and office administration expenses at cost to Minco Silver.

In the year ended December 31, 2007, the Company spent a total of $5,026,000 on administrative expenses compared to $5,760,000 in 2006. Of these expenses, $2,023,000 was non-cash stock based compensation expenses compared to $2,820,000 in the same period of 2006.

Significant changes in expenses were:

•

A foreign exchange loss of $416,000 was incurred in 2007 as compared to a gain of $241,000 in 2006.

•

Most expenditures in 2007 were lower than in 2006 due to Minco Silver being equity accounted for all of 2007.  Minco Silver was consolidated into Minco Gold’s accounts until November 19, 2006.

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

•

In 2006, Minco Silver granted 725,000 stock options to its directors, officers, employees and consultants at the price range from $2.80 to $3.67 per share. The Company recorded $1,388,000 of stock based compensation expense prior November 17, 2006 (2005 - $51,000).

INTEREST AND SUNDRY INCOME

First Quarter ended March 31, 2008 Compared to March 31, 2007

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees.

In the three months ended March 31, 2008, interest and sundry income was $61,000 compared to $89,000 in the comparative period. The decrease was mainly due to a lower balance on deposit.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees. In the year ended December 31, 2007, interest and sundry income was $307,000 compared to $674,000 in 2006. The 2007 decrease was mainly due to decreased balances invested.

As at December 31, 2007, short-term investments consisted of cashable guaranteed investment certificates, commercial notes, and 420,000 common shares of New Cantech Venture Inc. (“New Cantech”). The market value of the shares was $88,200 as of December 31, 2007.

At December 31, 2007, the yields on the short-term investments were between 4.00% and 4.30% per year (December 31, 2006 – 1.08% to 4.35%)

As at December 31, 2006, short-term investments consisted of: short term fixed deposits, cashable guaranteed investment certificates; two provincial bonds and a Canadian government bond (maturing from September 15, 2008 to April 1, 2015); a Canadian government treasury bill (maturing on April 5, 2007), and 420,000 common shares of New Cantech Venture Inc. (“New Cantech”). The market value of the shares was $277,000 on December 31, 2006.

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

NON CONTROLLING INTEREST

First Quarter ended March 31, 2008 Compared to March 31, 2007

The non-controlling interest represents the interest of minority shareholders in Zhongjia JV, which holds the Xiaoshan project, and the interest of the minority shareholders in Mingzhong, based on the amount of their investment adjusted for income or losses from operations since the date of their investment. The non-controlling interest in the Zhongjia JV was 30% and the non-controlling interest in Mingzhong was 49% as at March 31, 2008 and amounted to a non-controlling interest in their losses of $62,000 compared to nil in 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The Company’s non-controlling interest in the Zhongjia JV and Mingzhong in 2007 amounted to $429,000 compared to a non-controlling interest in the loss of Minco Silver of $1,382,000 in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The Company’s non-controlling interest in the loss of Minco Silver in 2006 amounted to $1,382,000 compared to $1,182,000 in 2005.

Financial Position (Canadian GAAP)

First Quarter ended March 31, 2008 Compared to March 31, 2007

Since the Company’s last year end on December 31, 2007, its total assets have increased from $16,747,000 to $17,404,000 at March 31, 2008.  None of the components of total assets have changed significantly in that period other than some of the short-term investments were converted to cash and used to fund operations and the Equity Investment in Minco Silver decreased due to the Company’s equity loss in the operations of Minco Silver.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Since the Company’s last year end on December 31, 2006, the Company’s total assets have changed from $19,585,000 to $16,747,000 at December 31, 2007. Included in total assets as at December 31, 2006 were assets of discontinued operations of $23,000 (December 31, 2007 – nil).

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The Company’s total assets have changed from $18,644,000 on December 31, 2005 to $19,585,000 at December 31, 2006.  Included in total assets as at December 31, 2006 are assets of discontinued operations of $23,000 (December 31, 2005 - $251,000).

Summary of Quarterly Results (Canadian GAAP unaudited)

The following table summarizes selected financial information for the eight most recently completed quarters:

	2008	2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Interest and sundry income	$ 61,112	$ 54,374	$ 82,349	$80,586	$ 89,510	$ 173,201	$ 179,545	$ 194,884
Net income (loss)-as reported	(3,350,924)	(311,368)	(2,880,632)	(2,403,260)	(1,984,971)	2,506,835	(2,170,137)	(963,757)
Net income (loss)-as restated (1)	-	-	-	-	-	(3,078,835)	(2,170,137)	(1,280,757)
Net income (loss) per share – basic and diluted-as reported	(0.08)	(0.01)	(0.07)	(0.06)	(0.05)	0.06	(0.05)	(0.02)
Net income (loss) per share – basic and diluted-as restated	-	-	-	-	-	(0.07)	(0.05)	(0.02)

(1)

The Company refined the calculation of the stock based compensation expense in the fourth quarter of 2006 to reflect changes in the expected stock price volatility and risk- free interest rate. As a result of these refinements, the stock based compensation expense and net loss for the second and fourth quarters of 2006 have been increased by $317K and $572K, respectively.

During the most recent eight quarters, the Company had no extraordinary items.

Some period-to-period fluctuations are the result of specific exploration initiatives.

In the first quarter of 2008, the Company spent $1,368,000 on the Changkeng Exploration Permit.  There were no further sales of Minco Silver shares.

In the fourth quarter of 2007, the Company recorded a gain on the sale of 1,000,000 Minco Silver shares of $2,978,000. This is the main contributor to the decrease in loss in the fourth quarter of 2007.

In the last quarter of 2006, the Company generated a dilution gain of $5,213,000 on November 16, 2006 on the issuance of shares by Minco Silver pursuant to a short form prospectus and recorded equity loss on investment in Minco Silver of $521,000.

In the fourth quarter of 2006, the loss increased compared to the same period of 2005, due primarily to more exploration activities, especially on the Gold Bull Mountain, Fuwan and Longnan projects. The increased loss was also due to the increase of stock based compensation from $78,000 in the fourth quarter of 2005 to $1,018,000 in the same period of this year.

In the first three quarters of 2006, the loss reflected drilling activities and higher administrative costs following Minco Silver’s public listing and Minco China Gansu branch’s setup.

In the third quarter of 2006, the Company’s losses were increased, which were mainly due to more exploration activities on Fuwan silver project and Longnan project and the acquisition of Gold Bull Mountain extension exploration permits. $494,000 and $74,000 exploration costs were spent on Fuwan project and Longnan projects, respectively, and $852,000 was paid to get the exploration permits on the Gold Bull Mountain extension. The Company also undertook more investor relations initiatives for both Minco Gold and Minco Silver. The Company increased investor relations initiatives by attending more investment conferences and experienced higher printing costs related to IR activities.

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

The costs of acquiring mineral properties are capitalized until the viability of the mineral property is determined and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. Exploration, overhead and administration costs are expensed in the period incurred.  The estimated values of all properties are assessed by management on a continual basis. This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the company’s assessment of its ability to sell the property for an amount greater or less than the carrying value. If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values.  Management’s estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.

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

The Company now expenses, over the vesting period, the fair value of the options at the date of grant.  As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.  The Company’s other significant accounting policies are described in the notes to the audited financial statements for the year ended December 31, 2007.

SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

The Company’s significant accounting policies are described in the notes to the audited financial statements and are included in the interim financial statements for the Company. There has been no change in the Company’s accounting policies in the current period other than the accounting policy changes described in Note 2 to the financial statements.

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

First Quarter ended March 31, 2008 Compared to March 31, 2007

For the period ended March 31, 2008, the Company used cash of $955,000 to support operating activities compared to $1,202,000 in the same period of 2007.  The net loss in this quarter was $3,351,000. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $21,000, stock-based compensation of $419,000, the equity loss on the investment in Minco Silver of $994,000 and the dilution gain of $181,000. It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $1,208,000.

For the period ended March 31, 2008 the Company generated $435,000 from financing activities, through an increase in cash contributed by the non-controlling interest in the Mingzhong JV (2007 - $nil).

In the first three months period ended March 31, 2008, the Company generated $3,273,000 from investing activities compared to cash generated of $4,038,000 in the same period of 2007. In the current quarter, $3,593,000 was generated from short-term investments and was subsequently used to fund the Company’s activities. The Company also spent $1,000 to purchase new equipment and capital assets and net advanced $319,000 to Minco Silver for the funding of activities on behalf of Minco Silver.

The Company’s cash and short-term investment balance at March 31, 2008 amounted to $6,620,000.

The Company has an authorized capital of 100,000,000 common shares with no par value. As at March 31, 2008 and December 31, 2007, the Company had 42,928,385 common shares outstanding compared to 42,865,219 common shares outstanding at December 31, 2006.  During 2007, the Company generated $170,000 through the exercise of employee stock options and used $38,000 to purchase and cancel 48,000 shares pursuant to a normal course issuer bid.  As at March 31, 2008, Minco Gold had no share purchase warrants outstanding (December 31, 2007 – nil).

As at March 31, 2008, Minco Gold had 4,996,667 stock options outstanding, exercisable at varying prices between $0.55 and $2.55 per share.  The maximum number of shares that are potentially issuable for Minco Gold is 47,925,052. As at December 31, 2007, Minco Gold had 5,236,667 stock options outstanding, exercisable at varying prices between $0.55 and $2.55 per share.

As at March 31, 2008, none (December 31, 2007 – nil: December 31, 2006 - 759,030) of the shares issued were held in escrow. Under the original escrow agreement, 4,880,000 escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource property. In July 2005, the Company released 1,473,264 escrow shares based on exploration expenditures. In June 2005, the Company’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares in January 2006; (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares in January 2007 and (d) 379,516 escrow shares on July 1, 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

For the year ended December 31, 2007, the Company used cash of $5,293,000 to support continuing operating activities compared to $5,176,000 in 2006.  The net loss from continuing operations in 2007 was $7, 541,000. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $56,000, stock-based compensation of $2,023,000 and equity loss on investment in Minco Silver of $3,240,000. In addition, certain other operating items need to be eliminated including the dilution gain of $191,000, write down of short-term investments $233,000 and the minority non-controlling interest in a loss of $429,000, as well as the gain on the sale of Minco Silver shares of $2,978,000. It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $295,000 in 2007.

For the year ended December 31, 2007 the Company used generated cash of $573,000 from financing activities, compared to $4,940,000 in 2006. The cash generated from financing included issuance of common shares in Minco Gold through the exercise of options and warrants, which generated $106,000 and cash generated by non-controlling interests of $512,000.  This was partially offset by the repurchase of 48,000 shares through a normal course issuer bid for $44,000.

In the year ended December 31, 2007, the Company generated $5,864,000 from investing activities compared to cash used of $177,000 in 2006. In the current year there was an increase of $1,904,000 in the cash advance from Minco China to Minco Silver, $3,248,000 in proceeds from the sale of 1,000,000 Minco Silver shares and $4,746,000 was generated from short-term investments. $226,000 was spent to purchase new equipment and capital assets.

The Company’s cash and short-term investment balance at December 31, 2007 amounted to $7,457,000, which is sufficient to fund the Company’s operations and exploration activities for at least 12 months.

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

F.

Tabular Disclosure of Contractual Obligations

(a)

The Company has commitments in respect of office leases requiring minimum payments of $2,325,180, as follows:

2008	$ 353,625
2009	291,462
2010	296,258
2011	311,850
2012	317,048
2013	332,640
2014	337,838
2015	84,459
$ 2,325,180

The Company has entered into sub-lease agreements for a portion of its leased premises and the office lease payments will be shared with these companies.

(b)

The Company is also conditionally committed to payments of up to $9,567,311 in respect of joint venture investments and mineral property development.

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Mingzhong (1)	$ 6,840,404	$3,420,202	$3,420,202	$ -	$ -
Zhongjia (2)	2,567,767	153,507	2,414,260	-	-
Gobi Gold (3)	159,140	159,140	-	-	-

Total	$9,567,311	$3,732,849	$5,834,462	$ -	$ -

Notes:

1.

Costs of exploration permits and investment commitments in accordance with the Mingzhong JV Contract dated February 8, 2007;

2.

Costs of exploration permits and investment commitments in accordance with the Zhongjia Contract dated April 30, 2007 as well as a commitment of RMB 1,144,000 (approximately $154,000) to be paid on a Zhongjia exploration program;

3.

A commitment of RMB 1,186,000 (approximately $ 159,000) to be paid on a Gobi Gold exploration program.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company as of June 15, 2008, with each position and office held by them in the Company, their terms of office and the period of service as such.  Each director’s term of office expires at the next annual general meeting of shareholders.

NAME AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION AND POSITIONS DURING LAST FIVE YEARS	DIRECTOR OR OFFICER SINCE	NUMBER OF COMMON SHARES HELD (2) (3)
Ken Z. Cai (17) President, Chief Executive Officer and Director

President and CEO of Minco Gold Corporation (formerly “Mining & Metals Corporation”) from February 1996 to present; CEO and Director of Minco Silver Corporation from 2004 to present; Chairman, CEO and Director of Pacific Link Mining Corp. from 2001 to present; Director of East Energy Corp. (formerly “Gobi Gold Inc.”). from August 2005 to present and past Acting President from January 2006 to July 2006;  Director of Linear Metals Corporation from July 2006 to present; Director & President of Aquasol Envirotech Ltd, from March 2000 to present; Director of Dragon Pharmaceuticals Inc. from September 1998 to January 2005.

		February, 29, 1996	7,447,460(4)
Robert M. Callander (1) (9) (10) (17) Director	Vice President of Caldwell Securities Ltd. from 1995 to present and joined Caldwell Securities in 1992.	August 23, 1996	335,000(6)
Michael Doggett(1) (9)(10) (17) Director

Professor/Researcher at Queens University from 1997 to 2007; Michael Doggett & Associates from 1990 to present; President of PCDEP Inc. from 1997 to present; Director of InterCitic Minerals from Feb. 2008 to present; Director of Murgor Resources from March, 2004 to present; Director of Pacific Link Mining Corp. from April, 2007 to present;

		July 16, 2007	287,000(8)

Malcolm F. Clay (1) (9) (10) (16)(17) Director

Mr. Clay is a Chartered Accountant (FCA) and was a partner of KPMG and its predecessor firms for 27 years, retiring in 2002. Self-employed consultant from 2002 to present;  Director of Versatile Systems June 2003 – Dec. 2007; Director of Abode Mortgage, Feb. 2003 – Dec. 2007; Director of Zonghsem Pem, June 2004 – December 2007.

	November 16, 2007	230,000(13)
Dwayne Melrose Director and VP Exploration

VP, Exploration for Minco Gold Corporation from May 2007 to present; VP, Exploration for Minco Silver Corporation from May 2007 to present;  Exploration Manager for Kumtor Operating Company (subsidiary of Cameco Corp) from 1998 to 2007; Project Geologist for Cameco Corp./ Cameco Gold Inc. from 1986 – 1998.

	July, 2007	475,000(11)
Garnet Clark(14)(17) Chief Financial Officer

Chief Financial Officer of Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) from October 2007 to present; Chief Financial Officer of Minco Silver Corporation from October 2007 to present; Chief Financial Officer of Minco Base Metals Corporation from October 2007 to present; Chief Financial Officer and Vice-President, Finance of East Energy Corp. from August, 2007 to present, Chief Financial Officer of Pacific Link Mining Corp. from October, 2007 to present; Vice-President, Oil & Gas Operations for Sherritt International Corp, 2006 – 2007; Chief Financial Officer and Vice President, Finance of Luscar Energy Partnership and related companies, 2003 – 2005;

	October 11, 2007	150,000(14)
Jin (Fiona) Zhou (17) Controller

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

	June 23, 2004	65,000(12)

Notes:

(1)	Current member of the Audit Committee of the Company.
(2)

Common shares and options beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and officers.  Unless otherwise indicated, such shares are held directly.

(3)

The directors, nominees, officers and other members of management of the Company, as a group beneficially own, directly or indirectly, 9,089,460 common shares of the Company, representing 19% of the fully diluted issued and outstanding common shares of the Company.  Of the 9,089,460 a total of 2,955,000 are pursuant to stock options granted but not exercised and 5,697,060 are held by Pacific Canada Resources (Note (4)).

(4)	Includes 5,697,060 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest. Also includes 1,100,000 common shares subject to options.
(5)	Includes 100,000 common shares subject to options.
(6)	Includes 295,000 common shares subject to options.
(7)	Includes 200,000 common shares subject to options.
(8)	Includes 275,000 common shares subject to options.
(9)	Current member of the Nominations Committee of the Company.
(10)	Current member of the Compensation Committee of the Company.
(11)	Includes 475,000 common shares subject to options.
(12)	Includes 60,000 common shares subject to options.
(13)	Includes 200,000 common shares subject to options.
(14)	Includes 150,000 common shares subject to options.
(15)	Includes 100,000 common shares subject to options.
(16)	Mr. Clay was appointed as a Director of the Company on November 16, 2007. Mr. Clay was also appointed as Chairman of the Audit Committee.
(17)	Resident of Canada

Other positions currently held by the Company’s directors and officers presently other than with other reporting issuers are as follows:

Name of Director or Officer	Positions Held
Ken Cai President, Chief Executive Officer & Director

Chairman & Director of Aquasol Envirotech Ltd.

President & Director of Sinowin Investments Inc.

President & Director of Pacific Canada Resources Inc.

Chairman & Director of Pacific Link Mining Corp.

President, CEO & Director of Minco Silver Corporation

President & Director of Minco Base Metals Corporation

Director of East Energy Corp. (formerly “Gobi Gold Inc.”)

Director of Linear Metals Corporation

Robert Callander Director	Director of Pacific Canada Resources Inc. Director of Environwaste Technologies Inc. Director of Member Savings Credit Union Director of Intraconnect Inc. Director of Iamgold Corporation
Malcolm Clay Director
Michael Doggett Director	Director of Pacific Link Mining Corp.
Garnet Clark Chief Financial Officer

Chief Financial Officer of Minco Silver Corporation

Chief Financial Officer of Minco Base Metals Corporation

Chief Financial Officer of Pacific Link Mining Corp.

VP Finance and CFO of East Energy Corp.

Dwayne Melrose Director and VP Exploration	VP Exploration of Minco Silver Corporation VP Exploration of Minco Base Metals Corporation
Jin (Fiona) Zhou Controller	Controller of Minco Silver Corporation Controller of Minco Base Metals Corporation

The business background and principal occupations of the Company’s officers and directors are as follows:

Ken Z. Cai

President, Chief Executive Officer and Director

Dr. Cai has served as president, chief executive officer and a director of the Company since February 29, 1996. Dr. Cai, age 43 devotes approximately 40% of his time to the Company’s business.  Dr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario.  Dr. Cai, a Chinese national now living in Canada, has 20 years' experience in mineral exploration, project evaluation, corporate financing and company management. He has been the driving force behind the Company and responsible for negotiating the property agreements in China. He has a wide range of high-level contacts in the Chinese mining communities and this has allowed Minco to access data on a large number of projects throughout China.  Dr. Cai serves as a director and/or officer of the following publicly-traded companies: Minco Silver Corporation, a TSX listed company (Director, President and CEO); Pacific Link Mining Corp., a TSX Venture listed company (Director and Chairman); Linear Metals Corporation (Director) a TSX Venture listed company and East Energy Corp. (formerly “Gobi Gold Inc.”), a TSX Venture listed company (Director).

Robert Callander

Director

Mr. Callander has been a director since August 1996.  Mr. Callander, age 61, devotes approximately 5% of his time to the Company’s business.  He holds an MBA from York University, Toronto, Ontario, Canada, as well as a CFA from the Institute for Investment Management, Charlotte, Virginia.  Mr. Callander has worked for Caldwell Securities Ltd. since 1992 and currently serves as a vice-president with that firm.  Prior to his engagement with Caldwell Securities Ltd., Mr. Callander served as a corporate finance analyst with Nesbitt Burns.

Dwayne Melrose

Director and Vice-President, Exploration

Mr. Melrose has been a director since July, 2007 and as Vice-President, Exploration since May, 2007.  Mr. Melrose is a graduate from the University of Waterloo, Ontario and has over 25 years experience as an exploration and mine geologist.  He has been involved in all aspects of exploration and mine exploration from grass roots to mine definition/feasibility stage and open pit mine geology.  Mr. Melrose has worked with the Cameco/Centerra Gold companies’ exploration departments for the past 21 years in Canada, USA and Kazakhstan with the last nine years as the Exploration Manager at the Kumtor Gold Mine in the Krygyz Republic.  Prior to Kumtor, Mr. Melrose has worked in a variety of gold and base metals geological environments in Eastern-Western Canada, Western USA and Kazakhstan.

Michael Doggett

Director

Dr. Doggett has been a director since July, 2007.  Dr. Doggett is the Director of the Mineral Exploration Master’s Program and Associate Professor in the Department in Geological Sciences and Geological Engineering at Queen’s University.  He holds degrees in geology and mineral economics from Mount Allison University and Queen’s University.  Dr. Doggett has taught professional development seminars in exploration and project evaluation to more than 600 industry participants in a dozen countries and has carried out a range of consulting activities with mining companies, governments and international agencies.  He currently sits as a Director of Murgor Resources Inc., Pacific Link Mining Corp., Inter-Citic Minerals, the Prospectors and Developers Association of Canada, and on the Committee for Earth Resources for the United States National Academy of Sciences.

Malcolm F. Clay

Director

Mr. Clay was appointed a Director of the Company and Chairman of the Audit Committee on November 16, 2007.  He devotes approximately 10% of his time to the Company’s business.  Mr. Clay is a Chartered Accountant (FCA) and was a partner of KPMG and its predecessor firms for 27 years, retiring in 2002.  As a public accountant, he served as lead audit or concurring partner for public companies listed on AMEX, NYSE and Canadian Stock Exchanges.  He was the Partner-

in-Charge of the KPMG Vancouver Audit practice for ten years.  In 1997, he was elected as the non-executive Chairman of KPMG Canada.  During his career he acted as an accountant and advisor for numerous private companies and is currently the Chairman of the Audit Committee for four TSX Venture Exchange listed companies.

Garnet Clark

Chief Financial Officer

Mr. Clark has been the Company’s Chief Financial Officer since October, 2007. He devotes approximately 25% of his time to the Company’s business.  Mr. Clark serves as Chief Financial Officer for Minco Silver Corporation, Minco Base Metals Corporation, East Energy Corp. and Pacific Link Mining Corp.  Mr. Clark, a Certified Management Accountant (CMA), is a senior executive with two decades of national and international experience in the resource sector.  He was appointed to the Board of Governors for the Northern Alberta Institute of Technology (NAIT) in October of 2004 and has been the Chair of the Finance and Audit Committee since May, 2005.  He has served for two decades with Sherritt International Corp. during which time he filled a number of senior positions, including 11 years as the CFO of the company’s metals, oil/gas and coal businesses.  Mr. Clark is also former Vice-President, Finance and Chief Financial Officer of the Luscar group of companies, Canada’s largest coal company.  At Luscar from 2003 – 2005, Mr. Clark helped the company achieve its status as one of the safest and most efficient coal miners in the world, while at the same time generating an overall improvement in cash flow.

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

B.

COMPENSATION

Certain information about payments to the Company’s executive officers is set out in the following table:

SUMMARY COMPENSATION

	Annual Compensation				Long Term Compensation
Name and Principal Position	Fiscal Year End	Consulting Fees/ Salary ($)	Bonus ($)	Other Ann. Comp ($)	Common Shares Under Options /SARs Granted (#)	Common Shares or Units Subject to Resale Restrictions ($)	LTIP Payout ($)	All Other Compen- sation ($)
Ken Z. Cai President, CEO & Director	Dec. 31/07 Dec. 31/06 Dec. 31/05	114,275(1) 114,675(1) 110,730(1)	4,687 55,625 30,775(9)	Nil Nil Nil	925,000 175,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Garnet Clark(2) Chief Financial Officer	Dec. 31/07 Dec. 31/06 Dec. 31/05	16,552 Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Dwayne Melrose Director and VP, Exploration	Dec. 31/07 Dec. 31/06 Dec. 31/05	120,000 Nil Nil	7,500 Nil Nil	Nil Nil Nil	475,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
William Meyer (3) Former Chairman & Director	Dec. 31/07 Dec. 31/06 Dec. 31/05	8,000 Nil Nil	Nil 41,700 1,750	Nil Nil Nil	Nil 100,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Matthew Kavanagh Former Chief Financial Officer (4)	Dec. 31/07 Dec. 31/06 Dec. 31/05	38,500 11,897 Nil	Nil 625 Nil	Nil Nil Nil	150,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Mark Orsmond Former Vice President Corporate Development (5)	Dec. 31/07 Dec. 31/06 Dec. 31/05	12,500 61,171 Nil	Nil 3,000 Nil	Nil Nil Nil	Nil 300,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Robert S. Tyson Former Vice- President Corporate Development	Dec. 31/07 Dec. 31/06 Dec. 31/05	Nil 13,939 27,750	Nil Nil 2,500	Nil Nil Nil	Nil Nil 100,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Paul J. Johnston Former VP Exploration	Dec. 31/07 Dec. 31/06 Dec. 31/05	Nil 4,209 43,371	Nil Nil 5,000	Nil Nil Nil	Nil Nil 150,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Simon Anderson Former Chief Financial Officer	Dec. 31/07 Dec. 31/06 Dec. 31/05	Nil 9,340 28,720	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Notes:

(1)

Fees paid to Sinowin Investments Inc. pursuant to a consulting agreement.  Dr. Cai serves as president and chief executive officer of Sinowin Investments Inc. providing consulting, management and supervision services in connection with the development of overall corporate strategy.

(2)

Mr. Clark was appointed Chief Financial Officer on October 10, 2007.

(3)

Mr. Meyer was a Member of the Audit Committee from November 1, 1999 to October 3, 2005.  Mr. Meyer received $8,000 in director’s fees during 2007.  He did not stand for re-election and resigned as a director and Chairman of the Audit Committee on July 16, 2007.

(4)

Mr. Kavanagh resigned on September 30, 2007.

(5)

Paid to Mercantile Consulting Limited, a company controlled by Mr. Orsmond.  Mr. Orsmond resigned on April 25, 2007.

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

Audit Committee

The Company has an audit committee consisting of Messrs. Clay, Doggett and Callander.  The following is the Company’s Charter of the Audit Committee.

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

Other

Review any related-party transactions.

Compensation Committee

The Company has a Compensation Committee consisting of Messrs. Callander, Doggett and Clay.  The primary purpose of the Compensation Committee is to:

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

The Company has a Nominations Committee consisting of Messrs. Callander, Doggett and Clay.  The following is the Company’s Charter of the Nominations Committee.

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

D.

EMPLOYEES

As at June 15, 2008, the Company shares 65 full time employees with Minco Silver Corporation, of which 11 employees are located in Vancouver, British Columbia and the other 44 are located in China.

E.

SHARE OWNERSHIP

During the fiscal year ended December 31, 2007, no amounts were set aside or accrued by the Company or its subsidiaries during such year to provide pension, retirement or similar benefits for directors and officers of the Company, pursuant to any existing plan provided or contributed to by the Company or its subsidiaries.  As at December 31, 2007, the Company had 4,966,667 stock options outstanding and exercisable (as at December 31, 2006 2,945,334) at varying prices between $0.55 and $2.55 per share, which were granted to directors, officers and employees of the Company.  The following table sets forth, as of June 15, 2008, common stock held by the Company’s officers and directors and all outstanding options and warrants to purchase common shares of the Company.

Common Shares Owned by Officers and Directors

Name and Title	Common Shares Held	Percentage of Common Shares Outstanding at June 15, 2008(2)
Ken Cai, President, Chief Executive Officer and Director	6,147,464(1)	14.30%
Robert Callander, Director	40,000	0.09%

Michael Doggett, Director	12,000	0.03%
Malcolm Clay, Director	30,000	0.07%
Fiona Zhou, Controller	5,000	0.01%
TOTAL	6,234,464	14.50%

Note:

(1)	Includes 5,497,064 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest.

Outstanding Options

The Company has implemented a stock option plan that provides for the issuance of up to 15% of outstanding common shares to directors, employees and consultants. As at June15, 2008 the Company has granted options to purchase up to 4,936,001 common shares to directors, officers, employees and contractors.  The following table sets forth, as of June 15, 2008 granted and outstanding incentive stock options which have been granted to directors, officers, employees and contractors.

Date of Grant	Number of Stock Options Granted	Number of Stock Options Outstanding	Exercise Price ($)	Expiry Date
March 30, 2004	320,000	300,000	1.81	March 29, 2009
April 1, 2005	150,000	75,000	1.35	April 1, 2010
May 19, 2005	100,000	66,667	1.08	May 19, 2010
January 9, 2006	1,015,000	915,000	1.64	January 9, 2011
May 1, 2006	100,000	100,000	2.55	May 1, 2011
February 7, 2007	215,000	215,000	1.79	February 7, 2012
May 17, 2007	315,000	300,000	1.44	May 17, 2012
June 1, 2007	100,000	100,000	1.54	June 1, 2012
September 28, 2007	2,010,000	1,939,334	0.79	September 28, 2012
October 11, 2007	150,000	150,000	1.10	October 10, 2012
November 14, 2007	475,000	475,000	0.97	November 13, 2012
November 15, 2007	100,000	100,000	1.12	November 14, 2012
November 16. 2007	200,000	200,000	1.08	November 15, 2012

		4,936,001

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

As of June 15, 2008 the Company believes that 4,710,520 of the issued and outstanding common shares were held by 33 registered shareholders with addresses in the United States.

As far as known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.  As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director of the Company, as at June 15, 2008, owned 5,497,064 common shares or 12.8% of the issued and outstanding shares of the Company’s common stock.  The following table sets forth, as of June 15, 2008, information with respect to (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company’s outstanding voting securities and (ii) the total amount of any class of the Company’s voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class (1)
Common shares	Pacific Canada Resources Inc.	5,497,064	12.8%
Common shares	Ken Cai	7,247,464 (2)(3)	16.8%
Common shares	Teck-Cominco	2,680,643	6.2%
Common shares	Arthur Richards Rule	2,403,500(5)	5.6%
Common shares	All directors, Officers & deemed insiders as a group	8,889,464 (3)(4)	20.7%

Notes:

(1)

Based on the issued and outstanding shares of the Company.

(2)

Dr. Ken Cai, a director and officer of the Company, beneficially owns more than 10% of Pacific Canada Resources Inc., a private company.  Also includes options to purchase 1,100,000 common shares.

(3)

Includes Dr. Ken Cai's beneficial interest in 5,497,064 common shares owned by Pacific Canada Resources, Inc. and direct holdings of directors.  The total does include stock options granted.

(4)

Of the 8,889,464 common shares of which a total of 2,894,334 are pursuant to stock options granted but not exercised.

(5)

Mr. Arthur Richards Rule owns, either directly or indirectly, or controls and directs these shares, by a combination of direct ownership, limited partnerships, corporations and a family trust.

Escrow Securities

As at March 31, 2008 there were no escrow shares outstanding.

Table of Escrow Shares

Pacific Canada Resources Inc.
Balance December 31, 1996	4,880,000
Released at $1.20 per share, June 1998	(949,561)
Released at $1.50 per share, August 1999	(508,736)
Released at $0.97 per share, March 2001	(430,381)
Released at $1.81 per share, August 2005	(1,473,264)
Balance December 31, 2005	1,518,058
Released January 2006	(379,514)
Released July 2006	(379,514)
Released January 2007	(379,514)
Released July 2007	(379,516)
Balance as at June 15, 2008	-

B.

RELATED PARTY TRANSACTIONS

In April, 2004, Dr. Cai formed a consulting enterprise known as Sinowin Investments Inc. (“Sinowin”) and the Company entered into a consulting agreement with Sinowin, which replaced the previous agreement with Kaisun Investment.  Under the terms of the Sinowin agreement, Sinowin receives $9,375 per month in exchange for Dr. Cai serving as president and chief executive officer of the Company and providing consulting, management and supervision services in connection with the development of overall corporate strategy.

During the years ended December 31, 2007, 2006 and 2005, the Company paid to Sinowin Investments Inc. (a consulting company controlled by Dr, Ken Cai,  a total of $119,063, $334,375 and $264,215, respectively, for management services, property investigation, geological consulting, and bonus for arranging financing.  The Company believes that the consulting agreement with Sinowin Investments Inc. and Dr. Cai, are on terms as favorable as could be obtained from an unaffiliated third party.

During 2006, the Company paid William Meyer, the Company’s former Chairman, a bonus of $82,000 as compared to

$1,750 during the fiscal year ended December 31, 2005.   There was no bonus paid in 2007. The Company also paid $2,875 during the fiscal year ended December 31, 2005 as compared to $7,250 during 2004 to Dr. Robert Gayton, a former director of the Company as director’s fees. None of the directors or senior officers of the Company and no associates or affiliates of any of them are, or have been indebted to the Company or its subsidiaries at any time during the years ended December 31, 2007 and 2006.

ITEM 8.

FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Consolidated audited financial statements for the Company for the year ended December 31, 2007 (in Canadian dollars) with comparative figures for the years ended December 31, 2006 and December 31, 2005.

Consolidated audited financial statements of Minco Silver Corporation for the year ended December 31, 2007 (in Canadian dollars) with comparative figures for the years ended December 31, 2006 and life-to-date cumulative figures to December 31, 2007.

Dividend policy

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

ITEM 9.

THE OFFER AND LISTING

Since February 24, 1998, the Company’s common shares have been listed on the Toronto Stock Exchange.  Previously, the Company’s common shares were dual listed on the CDNX (formerly the Vancouver Stock Exchange and now the TSX Venture Exchange) and Toronto Stock Exchange.  On January 29, 1999, the Company voluntary delisted its common shares from the CDNX.    The Company’s common shares were listed in the United States on the Over The Counter market (“OTC”) under the symbol MMAXF”.  On November 11, 2005 the Company received listing approval on The American Stock Exchange (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The following tables set forth the reported high and low prices for the five most recent fiscal years (Table A), each quarterly period for the past two fiscal years and for the first quarter of 2008 (Table B) and each month for the past six months (Table C).

Table A

High and low price for the five most recent fiscal years.

YEAR	TSX (CDN$) HIGH	TSX (CDN$) LOW	AMEX (US$) HIGH	AMEX (USD$) LOW
December 31, 2007	2.40	0.67	2.07	0.65
December 31, 2006	3.07	1.35	2.68	1.20
December 2005 (*)	1.71	1.54	1.58	1.35
December 31, 2004	1.90	1.58	N/A	N/A
December 31, 2003	2.70	0.28	N/A	N/A

(*)

On November 11, 2005 the Company received listing approval on The American Stock Exchange (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The November 2005 high and low is for the period between November 22, 2005 to December 31, 2005.  On February 1, 2007 the symbol for the Company was changed from MMK to MGH.

Table B

High and low prices for each quarterly period for the past two fiscal years ended December 31, 2007 and 2006 and the first quarter of 2008.

MONTH/YEAR	TSX (CDN$) HIGH	TSX (CDN$) LOW	AMEX (USD$) HIGH (*)	AMEX (USD$) LOW (*)
Quarter 1 – March 2006	2.98	1.60	2.60	1.41
Quarter 2 – June 2006	3.07	1.42	2.68	1.24
Quarter 3 – September 2006	1.79	1.35	1.65	1.20
December 2006	1.95	1.50	1.75	1.34
Quarter 1 – March 2007	2.40	1.38	2.07	1.29
Quarter 2 – June 2007	2.18	1.35	1.88	1.23
Quarter 3 – September 2007	1.47	0.69	1.42	0.65
December 2007	1.37	0.67	1.49	0.68
Quarter 1 – March 2008	1.72	0.70	1.71	0.70

(*)

On November 11, 2005 the Company received Listing approval on The American Stock Exchange (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The November 2005 high and low if for the period between November 22, 2005 to December 31, 2005.  .  On February 1, 2007 the symbol for the Company was changed from MMK to MGH.

ITEM 10.

ADDITIONAL INFORMATION

Table C

High and low prices for each month for the past six months.

MONTH/YEAR	TSX (CDN $) HIGH	TSX (CDN $) LOW	AMEX (USD $) HIGH (*)	AMEX (USD $) LOW (*)
May 2008	1.27	1.08	1.29	1.07
April 2008	1.57	1.17	1.53	1.18
March 2008	1.72	1.12	1.71	1.14
February 2008	1.24	0.75	1.25	0.75
January 2008	0.99	0.70	0.99	0.70
December 2007	0.93	0.67	0.90	0.68

The Company has 100,000,000 common shares authorized, without par value, of which 42,989,051 common shares were issued and outstanding as of June 15, 2008.  Each of the common shares has equal dividend, liquidation and voting rights.  Voters of the common shares are entitled to one vote per share on all matters that may be brought before them.  Holders of the common shares are entitled to receive dividends when declared by the board of directors from funds legally available for that purpose.  The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares.  The outstanding common shares are fully paid and non-assessable.  Of the Company’s common shares outstanding, none are currently held in escrow, subject to release or cancellation upon certain conditions.  See Item 7 - “Escrow Securities.” The transfer agent and registrar for the common shares is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6B 5A1.  The following table sets forth a history of the share capital for the Company for the last three fiscal years, and through June 15, 2008.

		Issuance	Common Share Balance
December 31, 2004	Issued and outstanding		35,043,897

Jan. 10, 2005	$0.20 options exercise	30,000
Jan. 12, 2005	$0.20 options exercised	50,000
Jan. 19, 2005	$0.20 options exercised	30,000
Feb 10, 2005	$0.20 options exercised	70,000
Feb. 25, 2005	$0.20 options exercised	52,700
Feb. 28, 2005	$0.60 warrants exercised	250,000
Feb. 28, 2005	$0.55 options exercise	20,000
		Issuance	Common Share Balance
Mar. 18, 2005	$0.50 options exercise	13,333
April 6, 2005	$0.38 options exercised	150,000
April 6, 2005	$0.60 warrants exercised	31,428
April 6, 2005	$0.38 option exercised	150,000
April 6, 2005	$0.60 warrants exercised	31,428
June 6, 2005	$0.50 option exercise	13,334
July 18, 2005	$0.55 option exercise	50,000
July 21, 2005	Private Placement @ $1.15	2,500,000
September 13, 2005	$0.55 options exercised	7,000
October 24, 2005	$0.55 options Exercised	40,000
November 2, 2005	$0.83 options Exercised	50,000
November 25, 2005	$0.55 options Exercised	135,000
December 13, 2005	$0.55 options Exercised	97,300
December 31, 2005	Issued and Outstanding		38,633,992
January 3, 2006	Options Exercised	45,000
January 20, 2006	$1.40 Broker Options Exercised	162,500
February 7, 2006	Exercise of Warrants @ $1.70	10,500
February 15, 2006	$1.40 Broker Options Exercised	38,885
February 18, 2006	$1.40 Broker Options Exercised	48,615
February 23, 2006	$0.55 options Exercised	321,500
March 7, 2006	Exercise of Warrants @ $1.70	10,500
March 14, 2006	Exercise of Warrants @ $1.50	15,000
March 17, 2006	Exercise of Warrants @ $1.70	21,000
March 17, 2006	Exercise of Warrants @ $1.50	22,000
March 22, 2006	Exercise of Warrants @ $1.70	25,000
March 24, 2006	Exercise of Stock Options @ $0.50	40,000

April 3, 2006	Exercise of Warrants @ $1.70	25,000
April 4, 2006	$1.50 options Exercised	8,333
April 17, 2006	Exercise of Warrants @ $1.50	50,000
April 25, 2006	Exercise of Warrants @ $1.50	20,000
April 26, 2006	Exercise of Warrants @ $1.50	10,000
April 27, 2006	$1.80 options Exercised	13,300
May 1, 2006	Exercise of Warrants @ $1.50	15,000
May 3, 2006	$1.50 options Exercised	10,000
May 3, 2006	$1.35 options Exercised	10,000
May 8, 2006	$0.83 options Exercised	50,000
May 8, 2006	Exercise of Warrants @ $1.50	10,000
May 9, 2006	Exercise of Warrants @ $1.70	8,928
May 10, 2006	Exercise of Warrants @ $1.50	37,000
May 15, 2006	Exercise of Warrants @ $1.50	125,500
May 16, 2006	Exercise of Warrants @ $1.50	78,100
May 17, 2006	Exercise of Warrants @ $1.50	50,000
May 23, 2006	Exercise of Warrants @ $1.50	11,000

May 24, 2006	Exercise of Warrants @ $1.50	31,000
May 25, 2006	Exercise of Warrants @ $1.50	10,000
May 25, 2006	Exercise of Warrants @ $1.50	1,672,900
May 25, 2006	$1.08 options Exercised	33,333
June 6, 2006	Exercise of Warrants @ $1.50	12,000
June 6, 2006	$0.83 options Exercised	100,000
June 16, 2006	$1.13 options Exercised	33,333
July 12, 2006	$0.55 options Exercised	150,000
September 26, 2006	Exercise of Warrants @ $1.70	50,000
October 2, 2006	Exercise of Warrants @ $1.70	125,000
		Issuance	Common Share Balance
November 28, 2006	$0.20 options Exercised	596,000
November 28, 2006	$0.55 options Exercised	100,000
December 7, 2006	$1.60 options Exercised	25,000
December 31, 2006	Issued and Outstanding		42,865,219
June 1, 2007	$1.35 options Exercised	45,000
June 1, 2007	$1.07 options Exercised	8,333
June 21, 2007	$0.55 options Exercised	49,500
July 12, 2007	$1.07 options exercised	8,333
August 17, 2007	Normal course issuer bid	(40,000)
August 20, 2007	Normal course issuer bid	(3,500)
August 21, 2007	Normal course issuer bid	(4,500)
December 31, 2007	Issued and Outstanding		42,928,385
April 10, 2008	$0.79 options exercised	33,333
May 5, 2008	$0.79 options exercised	13,333
May 8, 2008	$0.79 options exercised	10,000
May 29, 2008	$0.79 options exercised	4,000

June 15, 2008	Issued and Outstanding		42,989,051

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

The Company is limited, pursuant to the policies of the TSX on issuer bids, to purchase not more than 842,884 shares (2% of the Company’s 42,144,219 issued and outstanding Shares as of October 31, 2006) during any 30-day period to a maximum of 2,107,210 Shares (5% of the Company’s 42,144,219 issued and outstanding Shares) during the 12 month period.  The price at which the Shares will be purchased pursuant to the Normal Course Issuer Bid by the Company will be the market price of the Shares at the time of acquisition and will be at a price that is not higher than the last independent trade of a board lot of Shares of the Company.  In August 2007, the Company acquired and cancelled a total of 48,000 shares under the Normal Course Issuer Bid at an average purchase price of $0.90. No other shares were acquired pursuant to the Normal Course Issuer Bid.

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

C.

MATERIAL CONTRACTS

The only material contracts not in the ordinary course of business entered into by the Company during the financial year ended December 31, 2007, or in prior years that are still in effect are:

DATE	DOCUMENT	PARTY	REFERENCE TO:
March 24, 2004	Amending agreement	Between the Company and Exploration and Development Institute of Land and Resources of Inner Mongolia	Mineral Properties, Gobi
April 26, 2004	Share transfer agreement	Between the Company and Shengda Group of Companies	Mineral Properties, Yangshan Western Extension
May 17, 2004	30-year joint venture agreement	Between the Company, Guangdong Geological Exploration and Development Corporation, Zhuhai Zhenjie Developments Ltd. and Foshan Baojiang Nonferrous Metals Corporation	Mineral Properties, Changkeng Gold Deposit
May 26, 2004	30-year joint venture agreement	Guangdong Geological Exploration and Development Corporation	Mineral Properties, Fuwan silver property
August 20, 2004	Assignment Agreement	Between Minco Gold Corporation, Minco China, Minco BVI and Minco Silver Corporation	Mineral Properties, Fuwan silver property
September 28, 2004	Joint venture contract	Between Minco Silver and Guangdong Geological Exploration and Development Corp.	Mineral Properties, Fuwan silver property

Date	Document	Party	Reference to:
January 1, 2007	Cost Sharing Agreement	Between Minco Silver Corporation, Minco Gold Corporation, Tranzcom China Security Networks Inc. and Aquasol Envirotech (Canada) Inc.
October 4, 2004	Strategic alliance agreement	Between the Company, Minco Silver and Silver Standard	Mineral Properties, Fuwan silver property
December 18, 2004	Joint venture agreement	Between the Company and Gansu Quinqi Mining Co. Ltd.	Mineral Properties, Yangshan Western Extension
May 2, 2005	Confirmation Agreement	Between Minco Silver Corporation, the Company and Minco China	Mineral Properties, Fuwan silver property
August 24, 2006	Second Confirmation Agreement dated	Between Minco Silver Corporation, the Company and Minco China	Mineral Properties, Fuwan silver property
June 6, 2007	Arrangement Agreement	Between the Company, Minco Base Metals Corporation and 0791852 B.C. Ltd.	Plan of Arrangement and spin-off of White Silver Mountain project.
November 7, 2007	Arrangement Agreement Amendment	Between the Company and Minco Mining & Metals Corporation (formerly Minco Base Metals Corporation) and Minco Base Metals Corporation (formerly 0791852 B.C. Ltd.)	Plan of Arrangement and spin-off of White Silver Mountain project.
January 1,2005 – December 31, 2007	Various Stock Option Agreements	Various stock option agreements dated between January 1, 2005 and December 31, 2007 between the Company and certain directors, officer, consultants and employees of the Company.

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

E.

TAXATION

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property (a “US Holder” as defined below).  This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations there under, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Canada Revenue Agency, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”).

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

United States Tax Consequences

US Holders

As used herein, a “US Holder” includes a holder of Common Shares who is a citizen or resident of the United States, a corporation (including any other entity taxable as a corporation) created or organized in or under the laws of the United States or of any political subdivision thereof, and estates or trusts as defined in IRC Section 7701(a) (30). If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds the common shares, the U.S. Holder should consult its tax advisor regarding the specific tax consequences of owning and disposing of its shares.  A US Holder does not include (1) those who own (directly, or indirectly by attribution) 10% or more of the share capital or voting power of the Company; (2) are persons subject to the alternative minimum tax; (3) persons holding the shares as part of a straddle, hedging or conversion transaction and (4)persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

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

Dividends and Other Distributions on the Common Shares

Subject to the passive foreign investment company rules discussed below under “Passive Foreign Investment Company,” the gross amount of all our distributions to a U.S. Holder with respect to the common shares (including any

Canadian taxes withheld there from) will be included in the U.S. Holder’s gross income as foreign source ordinary dividend income on the date of receipt by the U.S. Holder, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its common shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. We do not currently, and we do not intend to, calculate our earnings and profits, if any, under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution, if any, will be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Canada, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Treasury guidance indicates that our common shares, which are listed on the American Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will be considered readily tradable on an established securities market in later years. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

Subject to certain limitations, Canadian taxes withheld from a distribution to a U.S. Holder will be eligible for credit against such U.S. Holder’s U.S. federal income tax liability. If a refund of the tax withheld is available to the U.S. Holder under the laws of Canada or under the income tax treaty between the United States and Canada, the amount of tax withheld that is refundable will not be eligible for such credit against the U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against the U.S. Holder’s U.S. federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to common shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. A U.S. Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year may instead claim an itemized deduction for all foreign taxes paid in that taxable year.

Passive Foreign Investment Companies

We believe we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2007. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

▪

at least 75% of its gross income is passive income, or

▪

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our common shares (assuming that we continue to a publicly traded corporation for purposes of the applicable PFIC rules), our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds common shares, absent a special election. For instance, if we cease to be a PFIC, a U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares. If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that it receives and any gain it realizes from a sale or other disposition (including a pledge) of the common shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions such U.S. Holder received during the shorter of the three preceding taxable years or its holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

▪

the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares,

▪

the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

▪

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if the U.S. Holder holds the common shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to shares of a PFIC to elect out of the tax treatment discussed above. If a U.S. Holder makes a valid mark-to-market election for the common shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over its adjusted basis in such common shares. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such an election, the tax rules that ordinarily apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for “qualified dividend income” discussed above under “Dividends and Other Distributions on the Common Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the American Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. We expect that our common shares will continue to be listed on the American Stock Exchange and, consequently, the mark-to-market election would be available to U.S. Holders of common shares were we to be a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis. However, a U.S. Holder can make a qualified electing fund election with respect to its common shares only if we furnish the U.S. Holder annually with certain tax information, and we do not intend to prepare or provide such information.

A U.S. Holder that holds common shares in any year in which we are a PFIC will be required to file IRS Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to the ownership and disposition of common shares.

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

This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the US Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit.  The availability of foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Information Reporting and Backup Withholding

Dividends on common shares and the proceeds of a sale or redemption of a common share may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exemption are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

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

G.

STATEMENT BY EXPERTS

We have included in “Item 4. Information on the Company” information about the Fuwan Silver Project from an updated technical report prepared by P & E Mining Consultants Inc., of 2 County Court Blvd., Suite 202, Brampton. Ontario, Canada, L6W 3W8. The authors of the report are Eugene Puritch P.Eng. and Tracy Armstrong P.Geo. The technical report was prepared under the guidelines of Canadian National Instruments 43-101.  The Company filed the Updated 43-101 technical report on November 2, 2006 via SEDAR.  P&E Mining Consultants Inc. has consented to the inclusion of this information and has authorized the relevant contents of “Item 4. Information on the Company”.  We have included in “Item 4. Information on the Company” information about the Jinniushan Gold Project from a technical report prepared by Peter G. Folk, P. Eng., of 280 Wood Dale Drive, Comp. 47, Site 21, Mayne Island, B.C., Canada, V0N 2J0. The technical report was prepared under the guidelines of Canadian National Instruments 43-101.  The Company filed the Updated 43-101 technical report on January 3, 2007 via SEDAR.  Peter G. Folk has consented to the inclusion of this information and has authorized the relevant contents of “Item 4. Information on the Company”.  We have included in “Item 4. Information on the Company” information about the Changkeng Gold Project from a technical report by P & E Mining Consultants Inc., of 2 County Court Blvd., Suite 202, Brampton. Ontario, Canada, L6W 3W8. The authors of the report are Eugene Puritch P.Eng., Antoine Yassa, P. Geo. and Tracy Armstrong P.Geo. The technical report was prepared under the guidelines of Canadian National Instruments 43-101.  The Company filed the Updated 43-101 technical report on April 24, 2008 via SEDAR.

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

On November 15, 2007 the Company completed a Plan of Arrangement pursuant to which the Company spun off its White Silver Mountain project in Gansu Province, PRD to Minco Base Metals.  The Company now holds no shares of Minco Base Metals.

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

At December 31, 2004, the Company owned a 70% interest in Minco Silver but following a subsequent financing by Minco Silver, Minco Gold’s interest decreased to 55.56%.  On December 2, 2005, Minco Silver became a report issuer listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “MSV”.  The Company currently owns 13,000,000 common shares of Minco Silver or a 41.75% of the issued and outstanding common shares of Minco Silver.  Minco Silver and GGEDC agreed pursuant to the Amending Contract that, subject to the payment of the applicable purchase price, Minco Silver (through Minco China) would hold a 100% interest in the Fuwan Permits, subject to GGEDC retaining a 10% net profit interest in the properties subject to the Fuwan Permits.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISK

The Company is exposed to market risk, primarily related to foreign exchange.  The Company uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in China where the Company is conducting exploration activities.  The following table sets forth the principal components of the balance sheet at December 31, 2007 showing the sensitivity to exchange risk:

Year Ended December 31, 2007

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Cash and equivalents	87,034	9,029,705	1,307,892	9%
Temporary investments	5,344,290	6,000,000	6,149,044	1%
Receivables (including due from Minco Silver)	374,408	34,096,684	5,192,779	9%
Prepaid expenses and deposits	99,072	36,960	104,034	0.5%
Accounts payable and accrued liabilities (including due to Minco Silver)	2,292,383	3,548,066	2,819,893	2%

The following table sets forth the principal components of statement of operations for the year ended December 31, 2007 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Exploration costs	331,187	18,629,320	2,947,948	9%
Administrative expenses	4,219,436	5,851,379	5,025,538	2%
Other income (loss)	(39,260)	331,794	3,409	125%
Non-controlling interest	-	3,057,293	429,442	10%

Year Ended December 31, 2006

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Cash and equivalents	(93,004)	1,889,997	188,749	14%
Temporary investments	7,974,825	20,177,000	10,982,726	2%
Receivables	594,248	3,294,801	1,085,423	4%

Prepaid expenses and deposits	178,003	47,435	185,074	0.3%
Accounts payable and accrued liabilities	384,482	782,458	501,128	2%

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

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES

AND DELINQUENCIES

Not Applicable

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF

SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

(a)

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Based on their evaluation as of December 31, 2007, the Company's principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules.

(b)

Management’s annual report on internal controls over financial reporting

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

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. We recognize that because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

To evaluate the effectiveness of our internal control over financial reporting, management used the criteria described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

During our review, it was noted that the Company has not yet developed a formal, documented evaluation process to evaluate compliance of internal control over financial reporting for purposes of Section 404 of Sarbanes-Oxley.  Although management believes that due to the small size of the Company and the “hands-on” involvement of senior management it is in control of all aspects of the financial operations of the Company, because the Company has not yet developed a formal documented evaluation process, it cannot determine its internal controls over financial reporting are effective. As a result, this lack of documentation is deemed a material weakness.  In light of this weakness, we have initiated a project, assisted by external parties with expertise in designing and implementing internal control systems over financial reporting, to implement a formal, documented evaluation and testing process of our internal controls over financial reporting.  This project will be completed in 2008.

As a result of the material weakness in internal control over financial reporting described above, management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting were not effective based on the criteria in Internal Control – Integrated Framework issued by the COSO.

(c)

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to current rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(d)

Changes in internal controls

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that the company has one audit committee financial expert serving on its audit committee and that the individual is “independent”.  Mr. Malcolm F. Clay, Chairman of the audit committee serves as the audit committee’s financial expert. He is a Chartered Accountant, with over 27 years experience in both public and private companies.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the past two fiscal years, the Company has paid the following fees to its principal accountants, Ernst & Young, LLP:

	2007	2006
Audit fees	$ 125,000	$ 80,000
Audit-related fees	-	-
Tax fees	1,200	3,800
All other fees	-	-
Total	$ 126,200	$83,800

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

B.

Procedure

(I)

Information is deemed “material” and will require prompt disclosure when such information, if made public, would reasonably be expected to result in a significant change in the market price or value of any of the Company's listed securities.  It is also defined as anything that a reasonable investor would consider important in assessing the Company as a potential investment. Material information consists of both material facts and material changes.  Examples of material information would include quarterly results, acquisition of new assets, senior management changes, equity or debt issues, commencement or update of co-development programs, etc. In addition, the declaration of any dividend, conditional or unconditional, will be disclosed immediately upon the conclusion of the Board meeting at which the decision to declare the dividend was made and quarterly financial statements will be disclosed immediately after the Board meeting at which they were approved. The release of information pertaining to dividends and quarterly financial statements will be addressed by the CFO of the Company upon the Board’s approval of such statements and dividends without further instructions or authority.  The Company shall endeavor to include, where appropriate, in its press releases and other disclosure documents (i) appropriate cautionary information, especially in reference to forward-looking statements, (ii) specific time references, e.g., ''as of (specific time and date rather than indefinite time references such as 'currently') no merger discussions have taken place" to minimize the duty to update, and (iii) information sufficient to answer likely questions to minimize further inquiry.

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

(V)

In the event that material information which would otherwise be required to be promptly disclosed must, for any reason, is kept secret for any length of time, the Responsible Officer, on the advice and counsel of the Company’s securities counsel, shall so advise Market Surveillance and explain the reasons for such request.  The Company should also discuss with securities counsel whether or not a confidential material change report should be filed.  Release of the information shall thereafter be made as soon as possible, consistent with the instructions of Market Surveillance. If material information is being withheld, the Company is under a duty to take precautions to keep such information confidential (see Item #2 of this Policy – “Maintaining Confidentiality of Information”).  In the event that such information or rumours thereof is divulged (other than in the necessary course of business), the Company shall immediately disclose the information to the general public in a news release prepared in accordance with this Policy.

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

•

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

NOMINATIONS COMMITTEE

The Nominations Committee is composed of three outside and unrelated directors, Messrs. Callander, Doggett and Clay. Below is the full disclosure of the Nominations Committee Charter.

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

The Compensation Committee is composed of three outside and unrelated directors, Messrs. Callander, Doggett and Clay.  Below is the full disclosure of the Compensation Committee Charter.

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

ITEM 17.

FINANCIAL STATEMENTS

Attached hereto

Financial Statement

DOCUMENT	PAGE

Consolidated Financial Statements of the Company as at December 31, 2007, 2006 and 2005 (in Canadian Dollars) including Auditors Report, Balance Sheet, Income Statement, Cash Flow and Notes

Consolidated Financial Statements of Minco Silver Corporation as at December 31, 2007, 2006 and life-to-date cumulative figures to December 31, 2007 (in Canadian Dollars) including Auditors Report, Income Statement, Balance Sheet, Cash Flow and Notes

103 141

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable

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

MINCO GOLD CORPORATION

(Formerly Minco Mining & Metals Corporation)

(An exploration stage enterprise)

Consolidated Financial Statements

(EXPRESSED IN CANADIAN DOLLARS)

DECEMBER 31, 2007, 2006, AND 2005

Index

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Comprehensive Loss and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Management's Responsibility for Financial Reporting

The financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

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

Ken Cai

Garnet Clark

President and CEO

Chief Financial Officer

Vancouver, Canada

March 31, 2008

ERNST & YOUNG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MINCO GOLD CORPORATION (FORMERLY MINCO MINING & METALS CORPORATION)

We have audited the consolidated balance sheets of **Minco Gold Corporation** (the "Company") as at December 31, 2007 and 2006, and the consolidated statements of operations and comprehensive loss and deficit and cash flows for the years ended December 31, 2007, 2006 and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Vancouver, Canada
March 18, 2008, except for Note 16
as to which the date is June 13, 2008

MINCO GOLD CORPORATION
(Formerly Minco Mining & Metals Corporation)
(An exploration stage enterprise)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
	December 31, 2007	December 31, 2006

ASSETS

Current assets
Cash and cash equivalents	1,307,892	187,247
Short-term investments (Note 3)	6,149,044	10,982,726
Receivables (Note 11(b))	552,991	277,347
Due from Minco Silver Corporation (Note 11(b))	4,639,788	806,293
Prepaid expenses and deposits	104,034	185,074
Assets of discontinued operations (Note 8)	-	3,285

	12,753,749	12,441,972

Long-term rental deposit	51,277	51,277

Mineral interests (Notes 4 and 12(b))	358,500	358,500

Plant, property and equipment (Note 5)	504,171	314,237

Equity investment in Minco Silver Corporation (Note 6)	3,079,412	6,398,692
Assets of discontinued operations (Note 8)	-	19,850

Total assets	16,747,109	19,584,528

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	890,000	400,410
Due to Minco Silver (Note 11(b))	1,929,893	-
Liabilities of discontinued operations (Note 8)	-	100,718

Total liabilities	2,819,893	501,128
Commitments and contingencies (Note 12)

Non-controlling interest (Note 7)	82,685	-

SHAREHOLDERS' EQUITY

Share capital (Note 9(a))	33,941,510	33,809,903

Contributed surplus (Note 9(c))	3,721,117	1,649,343

Deficit accumulated during the exploration stage	(23,818,096)	(16,375,846)

Total shareholders’ equity	13,844,531	19,083,400

Total liabilities and shareholders’ equity	16,747,109	19,584,528
See accompanying notes to consolidated financial statements

On behalf of the Board	“Malcolm Clay"	"Robert Callander "
	Malcolm Clay	Robert Callander
	Director	Director

MINCO GOLD CORPORATION
(Formerly Minco Mining & Metals Corporation)
(An exploration stage enterprise)
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)
	2007 (See note below)	2006 (See note below)	2005
Exploration permits (Note 4)	842,788	852,000	1,739,594
Exploration costs, net of recoveries (Notes 4 and 11)	2,105,160	1,683,281	927,364
	2,947,948	2,535,281	2,666,958
Administrative expenses (Note 11)
Accounting and audit	122,441	288,098	136,702
Amortization	56,045	46,556	41,249
Consulting	76,368	183,142	138,089
Directors’ fees	62,500	78,781	-
Foreign exchange loss (gain)	416,393	(241,218)	19,858
Investor relations	579,498	842,555	452,805
Legal	47,408	84,701	200,780
Regulatory and filing	91,948	123,857	181,071
Meals and entertainment	51,146	58,958	39,326
Office and miscellaneous	201,757	213,230	98,549
Property investigation	218,672	233,438	330,798
Rent	235,981	259,698	224,814
Salaries and benefits	697,888	623,459	470,161
Stock-based compensation (Note 9(d))	2,022,850	2,820,000	374,249
Telephone	17,195	29,790	26,226
Travel and transportation	127,448	114,838	113,144
	5,025,538	5,759,882	2,847,821
Operating loss	(7,973,486)	(8,295,163)	(5,514,779)
Other income (loss)
Equity loss on investment in Minco Silver (Note 6)	(3,239,898)	(521,095)	-
Dilution gain (Note 6)	191,000	5,213,000	2,953,000
Write up (down) of short-term investments	(232,546)	18,801	(34,750)
Gain on sale of Minco Silver shares (Note 6)	2,978,034	-	-
Interest and sundry income	306,819	673,570	475,554
Loss for the year before discontinued operations and non-controlling interest	(7,970,077)	(2,910,887)	(2,120,975)
Non-controlling interest (Note 7)	429,442	1,381,727	1,181,822
Loss from continuing operations	(7,540,635)	(1,529,160)	(939,153)
Loss from discontinued operations (Note 8)	(39,596)	(60,164)	(74,388)
Loss and comprehensive loss for the year	(7,580,231)	(1,589,324)	(1,013,541)
Deficit, beginning of year	(16,375,846)	(14,786,522)	(13,772,981)
Share buy back cost in excess of book value (Note 9(a))	(6,499)	-	-
Transition adjustment for adoption of CICA HB 3855 (Note 2(o))	144,480	-	-
Deficit, end of year	(23,818,096)	(16,375,846)	(14,786,522)
Loss per share from continuing operations – basic and diluted	(0.18)	(0.04)	(0.03)
Loss per share from discontinued operations – basic and diluted	(0.00)	(0.00)	(0.00)
Loss per share - basic and diluted	(0.18)	(0.04)	(0.03)
Weighted average number of common shares outstanding– basic and diluted	42,908,809	41,193,591	34,501,784

Note: The results of Minco Silver Corporation are consolidated in the above statement to November 16, 2006. Thereafter, the results of Minco Silver Corporation are accounted for on an equity basis (see Note 6).

MINCO GOLD CORPORATION
(Formerly Minco Mining & Metals Corporation)
(An exploration stage enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
	2007 (See note below)	2006 (See note below)	2005
Cash flows from (used in) operating activities
Net loss from continuing operations for the year	(7,540,635)	(1,529,160)	(939,153)
Adjustment for items not involving cash:
- exploration permits	-	-	920,000
- amortization of equipment	56,045	46,556	41,249
- equity loss on investment in Minco Silver	3,239,898	521,095	-
- dilution gain	(191,000)	(5,213,000)	(2,953,000)
- stock-based compensation (Note 7(d))	2,022,850	2,820,000	374,249
- non-controlling interest in loss	(429,442)	(1,381,727)	(1,181,822)
- non-cash recovery of exploration costs	-	-	(36,000)
- write down (up) of short-term investments	232,546	(18,801)	34,750
- gain on sale of Minco Silver shares	(2,978,034)	-	-
Change in non-cash working capital items:
- decrease (increase) in receivables	(275,645)	(15,746)	290,416
- increase in prepaid expenses and deposits	81,040	(159,501)	(109,674)
- increase in long-term rental deposit	-	(51,277)	-
- payment of 2nd installment of Fuwan Exploration Permit	-	(436,000)	-
- increase (decrease) in accounts payable and accrued liabilities	489,590	241,366	(183,736)
	(5,292,787)	(5,176,195)	(3,742,721)
Cash flows from financing activities
Proceeds from issuance of shares in Minco Gold	105,808	4,852,958	3,245,845
Cost of share buyback	(44,451)	-	-
Non-controlling interest (Note 7)	512,128	-	-
Proceeds from issuance of shares in Minco Silver	-	87,375	6,097,425
	573,485	4,940,333	9,343,270
Cash flows from (used) in investing activities
Acquisition of equipment	(226,129)	(213,669)	(88,711)
Acquisition of mineral interest	-	(358,400)	-
Cash disposed upon deconsolidation of Minco Silver Corporation	-	(6,539)	-
Decrease (increase) in short-term investments	4,745,616	534,943	(5,350,231)
Proceeds from sale of Minco Silver shares (Note 6)	3,248,416	-	-
Increase in Due from Minco Silver Corporation	(1,903,602)	(133,039)	-
	5,864,301	(176,704)	(5,438,942)
Increase (decrease) in cash and cash equivalents from continuing operations	1,144,999	(412,566)	161,607
Increase (decrease) in cash and cash equivalents from discontinued operations (Note 8)	(25,856)	(219,849)	211,944
Change in cash and cash equivalents during the year	1,119,143	(632,415)	373,551
Cash and cash equivalents, beginning of period	188,749	821,164	447,613
Cash and cash equivalents, end of period	1,307,892	188,749	821,164
Supplemental disclosure of cash flows information
Interest paid	-	-	-
Income taxes paid	-	-	-

Note: The results of Minco Silver Corporation are consolidated in the above statement to November 16, 2006. Thereafter, the results of Minco Silver Corporation are accounted for on an equity basis (see Note 6).

1.

Nature of Operations

Minco Gold Corporation (“Minco Gold”) (formerly Minco Mining & Metals Corporation) was incorporated on November 5, 1982 under the laws of British Columbia, Canada. Its principal business activities include the acquisition and exploration of mineral resource properties.

Minco Gold Corporation and its subsidiaries and joint ventures (collectively the “Company”) are in the process of exploring and evaluating its mineral properties and projects in the Peoples’ Republic of China (“China”) and have not yet determined whether these properties contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be an exploration stage enterprise as it has not yet generated any revenue from operations.

2.

Significant Accounting Policies

a)

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements include the accounts of Minco Gold Corporation (formerly Minco Mining & Metals Corporation) (“Minco Gold”), its wholly-owned China subsidiaries Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”) and Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”), its wholly-owned British Virgin Island subsidiary Triple Eight Mineral Corporation (“Temco”), its right to earn up to a 75% interest in the joint venture company Inner Mongolia Damo Mining Co. Ltd. (“Damo”), its  right to earn up to a 75% interest in the joint venture company Inner Mongolia Huayu-Minco Mining Co., Ltd. (“HYMK”), its right to earn up to a 70% interest in the joint venture company Henan Zhongjia Minco Mining Co., Ltd. (“Zhongjia Minco”), and its right to earn up to a 51% interest in the joint venture company Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”).

As at December 31, 2007, Minco Gold beneficially owns 13,000,000 shares of Minco Silver Corporation (“Minco Silver”), which represents approximately 41.75% of Minco Silver’s share capital. The Company uses the equity method to account for the investment in Minco Silver and Minco Silver’s interest in Fuwan Property (See note 6).

The Company has not recorded non-controlling interests in the other joint venture companies, except for Zhongjia Minco and Mingzhong, as their ownership percentages represent only the profit sharing and working interests and the minority partners are not responsible for any of the associated costs. As at December 31, 2007, the joint ventures are still in the exploration stage and have not generated any revenue

2.

Significant Accounting Policies (continued)

All inter-company accounts and transactions have been eliminated.

. b)

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

i)

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term money market instruments which are highly-liquid investments and readily convertible into cash with a remaining term to maturity of 90 days or less when acquired. As of December 31, 2007 and 2006, cash and cash equivalents consisted of cash only.

ii)

Short-term Investments

Short-term investments comprise marketable securities, highly liquid investment grade bonds, and guaranteed investment certificates with remaining terms to maturity of greater than 90 days when acquired. Short-term investments are classified as held-for-trading financial instruments in accordance with the new requirements of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 “Financial Instruments”, adopted by the Company on January 1, 2007.  These investments are recorded at fair value. A transition amount was recorded effective January 1, 2007 as an adjustment to retained earnings to reflect the adoption of the policy.

Prior to 2007, short-term investments were carried at the lower of original cost or market.

b)

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

2.

Significant Accounting Policies (continued)

c)

Revenue Recognition

Interest income on cash and cash equivalents and short-term investments is recognized as it is earned.

d)

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow that are returnable to the Company if the conditions for their release are not met (Note 9) are excluded in the computation of loss per share until the conditions for their release are satisfied.  As the Company incurred net losses in fiscal 2007, 2006 and 2005, the stock options and share purchase warrants as disclosed in Note 9 were not included in the computation of loss per share as their inclusion would be anti-dilutive.

e)

Translation of Foreign Currencies

The Company’s functional currency is the Canadian dollar. The Company follows the temporal method of accounting for the translation of its integrated foreign operations and for foreign currency transactions. Under this method, transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the transaction dates.  At year-end, monetary assets and liabilities are re-measured at the year-end exchange rates, and non-

monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at their historical exchange rates.  The exchange gains and losses on translation are charged to operations.

f)

Equity investments

Investments in which the Company has a significant influence are accounted for by the equity method, whereby the Company records its proportionate share of the investee’s income or loss.

g)

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

2.

Significant Accounting Policies (continued)

may not be recoverable. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

Exploration permits and other exploration costs are expensed as incurred. When it is determined that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves, further exploration costs and development costs incurred after such determination will be capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies which indicate whether a property is economically feasible. Upon commencement of commercial production, capitalized costs will be transferred to the appropriate asset categories and amortized over their estimated useful lives. Capitalized costs, net of salvage values, relating to a deposit which is abandoned or considered uneconomic for the foreseeable future will be written off.

h)

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

As at December 31, 2007 and 2006, the Company did not have any asset retirement obligations.

i)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

j)

Stock Based Compensation

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted after January 1, 2002. As a result, the opening deficit as at January 1, 2004 was adjusted to reflect a compensation expense of $154,300 relating to options granted in 2002 and 2003.

2.

Significant Accounting Policies (continued)

k)

Comprehensive Income and Equity

Effective January 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1530, “Comprehensive Income” and Section 3251, “Equity”. These new accounting standards apply to fiscal years beginning on or after October 1, 2006.

•

Section 1530 provides standards for reporting and display of comprehensive income, which is the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

•

Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530.

The adoption of these new Handbook sections had minimal impact on the consolidated financial statements for the year ended December 31, 2007.

l)

Financial Instruments

Effective January 1, 2007, the Company also adopted the new recommendations of the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and Section 3861, “Financial Instruments – Disclosure and Presentation”. These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Under the new standards, policies followed for periods prior to the effective date are not reversed and therefore, the comparative figures have not been restated.

•

Section 3855 requires financial instruments be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments , including derivatives, are measured on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.  Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items in which case they are expensed as incurred. Section 3855 also requires that embedded derivatives be identified and separated from the related host contract and be measured at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the statement of operations in the period the change occurs.

2.

Significant Accounting Policies (continued)

•

Section 3861 establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

Upon adoption of these new standards, the Company has classified cash and cash equivalents and short-term investments as held-for-trading, receivables as loans and receivables, accounts payable and accrued liabilities as other financial liabilities. There was a transition adjustment of $144,480 that was credited to the opening retained earnings upon adoption of Section 3855.

m)

Accounting Changes

In July 2006, the CICA revised Section 1506, “Accounting Changes”, which now requires that: (i) a voluntary change in accounting principles can be made if, and only if, it is required by primary source of GAAP or the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company’s financial year beginning January 1, 2007 for the year ended December 31, 2007. The adoption of this section does not have an impact on the Company’s consolidated financial statements for the year ended December 31, 2007.

n)

Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation as at and for the year ended December 31, 2007.

o)

Future Accounting Standards

During the fourth quarter of 2006, the CICA issued three new accounting standards: CICA Handbook Section 1535 “Capital Disclosures”, CICA Handbook Section 3863 “Financial Instruments – Presentation” and CICA Handbook Section 3862 “Financial Instruments – Disclosure”. These standards are effective for interim and annual financial statements for the Company’s reporting periods beginning on January 1, 2008.

Capital Disclosures section describes the standards for disclosing information about a company’s objectives, policies and processes for managing capital, quantitative data about what a company regards as capital and whether a company has complied with any capital requirements and, if not, the consequences of such non-compliance. Financial Instruments – Presentation carries forward the guidance under Section 3861 with little change and Financial Instruments – Disclosures requires disclosure on the face of the balance sheet of each of the financial instrument categories as well as additional disclosure regarding credit, market and liquidity risk faced by the Company.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

2.

Significant Accounting Policies (continued)

p)

Short Term Invetment

As at December 31, 2007, short-term investments consisted of cashable guaranteed investment certificates,  commercial notes, and 420,000 common shares of New Cantech Venture Inc. (“New Cantech”, see Note 11(d)). The market value of the shares was $88,200 as of December 31, 2007.

i.

At December 31, 2007, the yields on the short-term investments were between 4.00% and 4.30% per year (December 31, 2006 – 1.08% to 4.35%)

ii.

As at December 31, 2006, short-term investments consisted of: short term fixed deposits, cashable guaranteed investment certificates; two provincial bonds and a Canadian government bond (maturing from September 15, 2008 to April 1, 2015); a Canadian government treasury bill (maturing on April 5, 2007), and 420,000 common shares of New Cantech Venture Inc. (“New Cantech”, see Note 11(d)). The market value of the shares was $277,000 on December 31, 2006.

3.

Mineral Interests   (continued)

A: Gold Projects:

1.Guangdong - Changkeng

i.

On September 28, 2004, Minco Gold signed a 30-year joint venture contract with four companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China. Pursuant to the contract, Minco Gold and its four partners will form Guangdong Minco-Jinli Mining Co. Ltd. (the “Jinli JV”), a Sino-Foreign Joint Venture company, whereby a total of a RMB 100 million (approximately $14.9 million) would be invested by Minco Gold and its four partners to explore and develop the Changkeng gold deposit.

ii.

The 50% initial payment of the total investment, RMB 50 million (approximately $7.5 million), shall be paid in three instalments and the balance of 50% shall be paid in

iii.

three instalments within one and a half years after the initial payment is fully contributed. To earn a 51% equity interest in the Jinli JV, Minco Gold is to contribute RMB 51 million (approximately $7.6 million) of the RMB100 million (approximately $14.9 million). The Company has spent $703,083 as of December 31, 2007 on exploration costs. None of the above mentioned instalments had been made as at December 31, 2007.

iv.

The Jinli JV intends on acquiring the Changkeng exploration permit from the No. 757 Exploration Team of Guangdong Geological Exploration Bureau (“No. 757 Exploration Team”). The value of the exploration permit was appraised at RMB 33 million (approximately $4.9 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China. The Jinli JV is

3.

Mineral Interests   (continued)

iv.

to pay the RMB 33 million for the exploration permit in three installments within 360 days of the exploration permit title transfer.  The remaining RMB 67 million (approximately $10 million) will be used for project exploration and feasibility studies on the mine property.

v.

In November 2006, the JV partners of Changkeng reached an agreement to change the JV name from Guangdong Minco-Jinli Mining Co. Ltd to Guangdong Mingzhong Mining Corporation (“Mingzhong”). All the terms will remain the same as the original JV agreement.

On February 8, 2007, Minco China, Minco Gold’s wholly owned subsidiary, signed a joint venture agreement with the JV partners to form Mingzhong. Mingzhong received its business license on March 30, 2007.

The original Changkeng exploration permit, which expired in September 2006, has been renewed until September 10, 2008, and is presently held by the No. 757 Exploration Team. Mingzhong has signed an exploration permit transfer agreement with No.757 Exploration Team. The value of the exploration permit has been currently appraised at 48.363 million RMB (approximately $6.5 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China. Subsequent to the end of the year Mingzhong received the exploration permit.

The Company currently has a 51% interest in Mingzhong and therefore records a 49% non-controlling interest to reflect the minority owners’ interests in Mingzhong.

2 (a) Gansu - Yangshan (Anba)

The Keyin joint venture company was formed pursuant to an agreement dated August 28, 1998 and amended August 28, 2003.

(i)

On October 29, 2003, Keyin signed agreements with the Gansu provincial government and two other companies in Gansu for the exploration and development of the Anba gold deposit in the Yangshan gold field. The agreement was amended on January 8, 2004. Pursuant to the terms of the agreements, Keyin has the right to acquire a 40% equity interest in Yangshan Gold Mining Co., Ltd. (“YGM”), a joint venture company to be established for the exploration and development of the Anba gold deposit. YGM will acquire a 100% interest in the Anba gold deposit for RMB 60 million (approximately $8.9 million); including an initial payment of RMB 24 million (approximately $3.6 million) and the balance of RMB 36 million (approximately $5.4 million) will be paid over five years. Keyin’s share of the capital contribution is 40%, which is RMB 24 million (approximately $3.6 million). The Company has spent $490,022 on exploration to the end of December 31, 2007.

(ii)

In April 2004, YGM’s board of directors agreed to pay RMB 3 million (approximately $447,000) to a company engaged to prepare the transfer of the exploration permit to YGM. The Company advanced RMB 2.0 million (approximately $298,000) but that company was unable to fulfill all the required duties. The Company has demanded that the RMB 2.0 million be returned but the ability to collect this amount is uncertain and so the Company has recorded a

3.

Mineral Interests   (continued)

provision for doubtful collectability in 2005. Should these funds be collected in the future, this amount will be recorded as exploration cost recovery.

(iii)

The Company does not consider the Anba gold property to be a material property and does not intend to undertake any further exploration expenditures on the property at the current time.  This project was terminated in 2007.

2(b) Gansu – Minco-Qinqi (formerly West Extension of Yangshan)

On October 28, 2004, Minco Gold signed a joint venture contract with Gansu Qinqi Mining Co. Ltd. for the exploration and development of mineral resources for gold in three areas in China’s south Gansu province, for which the joint venture partner holds exploration permits. Pursuant to the contract, Minco Gold will participate in a Sino-Foreign Joint Venture, Gansu Minco Mining Co., Ltd.(the “Gansu JV”), the total investment of RMB 10 million (approximately $1.49 million) is required to be paid by March 1, 2008. To earn a 75% equity interests in the three areas, Minco Gold must contribute RMB 7.5 million (approximately $1.12 million) on this project over three years. The Company has spent $278,576, net of recoveries from partners, to December 31, 2007 on exploration costs.The joint venture contract was terminated on October 30, 2007 and the Chinese partner reimbursed the Company RMB 1.3 million (approximately $165,000).

2(c) Gansu – Longnan

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

The Company has spent $1,383,760 to December 31, 2007 on exploration costs.

3.

Inner Mongolia - Gobi Gold

The project is located in Inner Mongolia Autonomous Region, China.  Pursuant to a co-operative joint venture agreement signed on March 12, 2004, Minco Gold can earn a 75% interest in the project by spending RMB 18 million (approximately $2.7 million) over a four-year period by March 12, 2008.  The Damo joint venture company was formed to hold the above noted mineral interests. At December 31, 2007, the Company has spent approximately $1.7 million and earned a 63% project interest.

4.

Inner Mongolia – BYC

3.

Mineral Interests   (continued)

In 2002, Minco Gold reached an agreement with the Inner Mongolian Bureau of Non-ferrous Metals and Exploration to acquire a majority interest in a joint venture company, which holds the BYC gold project located in central Inner Mongolia. The joint venture contract was signed on July 18, 2003.  On December 3, 2003, the HYMK joint venture company was formed to hold the above noted mineral interest.  Minco Gold can earn a 75% interest in HYMK by spending RMB 12 million (approximately $1.8 million) over four years by December 3, 2007.  In 2003, Minco Gold entered into a letter agreement with New Cantech.  Pursuant to the agreement, New Cantech acquired the right to earn a 51% interest, reducing Minco Gold’s interest to 24%, in the BYC project by spending RMB 12 million (approximately $1.8 million) in exploration by March 22, 2007. New Cantech can earn another 9% by funding all further exploration and development expenditures leading to the completion of a preliminary feasibility study that recommends completion of a final feasibility study.

Pursuant to the terms of the agreement on the BYC project, Minco Gold received, from New Cantech, 100,000 common shares at $0.21 per share for $21,000 in May 2005 and 50,000 common shares at $0.30 per share for $15,000 in September 2005.  In 2004, the Company received 250,000 common shares at $0.34 per share for a total of $85,000 and 100,000 common shares at $0.37 per share for a total of $37,000. The aggregate value of these shares at the date of issue of $158,000 has been recorded as an exploration cost recovery in prior years.

On September 28, 2006, New Cantech notified Minco Gold that it did not want to proceed with the BYC Option, and the two parties signed a termination agreement on October 3, 2006. Pursuant to the BYC Option Agreement, New Cantech reconveyed to Minco Gold all of its rights and interest in and to the BYC project.

As of September 28, 2006, New Cantech has spent $781,588 on geophysical and geochemical surveys, geology and drill holes. In the nine-month period ended September 28, 2006, the direct costs and management fees incurred on the BYC project totalled $95,331 (2005: 286,918, 2004: $358,362), which were repaid by New Cantech.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

5.

Hunan – Gold Bull Mountain

In July 2006, Minco China’s wholly owned subsidiary Yuanling Minco entered into a Gold Bull Mountain Mining License Transfer Agreement with Yuanling County Government.  On August 10, 2006, the Gold Bull Mountain Mining License was transferred to Yuanling Minco. As of December 31, 2006, the Company has paid a total of RMB 2,546,652 (approximately $358,400), which includes a mining licence transfer fee of RMB 1,000,000 (approximately $143,000), an environmental protection fee of RMB 740,000 (approximately $104,000) and other related costs.  The acquisition was recently completed.

On August 5 2006, the Company entered into a Shareholding and Enterprise Assets Transfer Agreement to acquire Huaihua Tiancheng in order to obtain exploration permits for the areas around the Gold Bull Mountain mining licensed area. The acquisition price was RMB 6,000,000 (approximately $852,000), which was paid as of December 31, 2006.

6.

Xiaoshan - Zhongjia

The Xiaoshan project consists of two exploration permits, the 17.1km2 Huluyu permit and the 12km2 Dafangshan permit and both permits are held by the Henan Nonferrous Exploration and Mining Company (“HNEM”), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province.

On April 30, 2007, a JV contract was signed between Minco China and HNEM to jointly explore and develop the precious and nonferrous resources in the Xiaoshan project area. On June 11, 2007, a business license was issued to the JV, Henan Zhongjia Minco Mining Co. Ltd. (“Zhongjia”). The Company has spent $1,131,000 to December 31, 2007 on exploration costs, including $842,788 (RMB 6,000,000) to acquire the exploration permits.

The Company currently has a 70% interest in Zhongjia and therefore records a 30% non-controlling interest to reflect the minority owners’ interests in Zhongjia.

B: Base Metals Project

Gansu - White Silver Mountain

White Silver Mountain is operated through Keyin. Further to an amendment to the joint venture contract signed on August 28, 2003, Minco Gold has earned a 61% total project interest. Both parties to Keyin may proceed in accordance with the original joint venture contract which provided Minco Gold the right to earn an 80% interest by spending another RMB 20 million (approximately $2.9 million). There is no time limit for the expenditure.

The White Silver Mountain project is fully licensed.  The Company has spent approximately $1,489,651 to December 31, 2006 on exploration costs.

On January 31, 2007, the Company announced it is proceeding with a reorganization and spin-off of its White Silver Mountain Project to Minco Base Metals with the intention to build a strong base metals company in China. On November 15, 2007 the re-organization and spin-off took effect.  It is anticipated that Minco Base Metals will seek a stock exchange listing and complete equity offerings to further develop the White Silver Mountain property and acquire additional base metals properties.

Effective November 15, 2007 the Company no longer has an interest in White Silver Mountain and therefore  he expenditures have been treated as discontinued operations.

3.

Mineral Interests   (continued)

The following is a summary of exploration costs incurred by the Company:

	Cumulative Costs Incurred to December 31, 2006	Costs Incurred January 1 to December 31, 2007	Cumulative Costs Incurred to December 31, 2007
Currently active properties:
Gansu
- Minco-Qinqi (formerly West Extension of Yangshan)	$ 441,584	$ (163,008)	$ 278,576
- Yangshan (Anba)	477,481	12,941	490,422
- Longnan	497,384	886,375	1,383,760
Inner Mongolia
- Gobi Gold	1,498,691	214,319	1,713,010
- BYC	835,437	34,098	869,535
Guangdong
- Changkeng	526,718	176,365	703,083
Hunan
- Gold Bull Mountain	1,402,734	655,858	2,058,592
Henan
- Xiaoshan	-	1,131,000	1,131,000
Total	5,680,029	2,947,948	8,627,977
Exploration cost recoveries	(956,903)	-	(956,903)
Expensed exploration permits	(2,591,594)	(842,788)	(2,591,594)
Expensed exploration costs	(1,773,032)	(2,105,160)	(4,720,980)
Capitalized mining permit costs	$358,500	$-	$358,500

	2007	2006	2005
Gansu – Minco-Qinqi (formerly West Extension of Yangshan)

Consulting fees	$ 8,725	$ 16,444	$ 59,014
Drilling and geology	(162,911)	-	106,732
Labor costs	(1,572)	2,610	9,572
Other exploration costs	(7,250)	1,034	32,381
Total	$ (163,008)	$ 20,088	$ 207,699
	2007	2006	2005
Gansu – Yangshan (Anba)

Consulting fees	$ 8,906	$ -	$ 11,292
Legal and license fees	-	-	-
Labor costs	2,834	4,209	3,767
Other exploration costs	1,201	-	304,167
Total	$ 12,941	$ 4,209	$ 319,226
	2007	2006	2005
Gansu – Longnan

Consulting fees	$ 121,977	$ 130,472	$ -
Geology and geochemistry	446,908	162,456	47,652
Labor costs	139,960	56,849	8,602
Other exploration costs	177,530	66,438	24,915
Exploration costs recoveries			(14,757)
Total	$ 886,375	$ 416,215	$ 66,412

3.

Mineral Interests   (continued)

	2007	2006	2005
Inner Mongolia – Gobi Gold

Consulting fees	$ 44,750	$ 625	$ 5,276
Geology and drilling	66,208	5,099	3,856
Labor costs	32,657	597	2,333
Other exploration costs	70,704	4,830	3,917
Total	$ 214,319	$ 11,151	$ 15,382

	2007	2006	2005
Inner Mongolia – BYC

Consulting fees	$ 6,050	$ 1,420	$ -
Geology and drilling	3,101	42,735	-
Other exploration costs	24,947	91,219	286,918
Exploration costs recoveries	-	(95,331)	(322,918)
Total	$ 34,098	$ 40,043	$ (36,000)

	2007	2006	2005
Guangdong – Changkeng

Consulting fees	$ 31,099	$ 14,952	$ 41,877
Drilling and geology	113,100	20,229	18,568
Labor costs	623	2,289	-
Other exploration costs	31,543	18,564	29,439
Total	$ 176,365	$ 56,034	$ 89,884

	2007	2006	2005
Henan – Xiaoshan

Consulting fees	$ 30,338	$ -	$ -
Drilling	195,911	-	-
Labor costs	37,459	-	-
Other exploration costs	204,504	-	-
Subtotal – Exploration costs	468,212	-	-
Exploration permits	842,788	-	-
Total	$ 1,311,000	$ -	$ -

3.

Mineral Interests   (continued)

	2007	2006	2005
Gold Bull Mountain
(1) Exploration costs
Consulting fees	$ 63,246	$ 37,687	$ -
Drilling and geology	575,094	154,089	-
Other exploration costs	17,518	558	-
Subtotal – Exploration costs	655,858	192,334	-
(2) Exploration permits	-	852,000	-
(3) Mining license	-	358,400	-
Total	$ 655,858	$ 1,402,734	$ -

5.

Property, Plant and Equipment

	December 31, 2007
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$201,139	$123,702	$77,437
Leasehold improvements	63,980	38,683	25,296
Mining equipment	306,142	197,697	108,445
Motor vehicles	368,874	109,766	259,107
Office equipment and furniture	132,055	98,170	33,886
	$1,072,190	$568,018	$504,171

	December 31, 2006
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$190,164	$99,250	$90,914
Leasehold improvements	43,726	33,042	10,684
Mining equipment	255,913	186,415	69,498
Motor vehicles	202,954	88,345	114,609
Office equipment and furniture	118,291	89,759	28,532
	811,048	496,811	314,237
Discontinued operations	46,544	26,694	19,850
	$857,592	$523,505	$334,087

6.        Equity Investment in Minco Silver Corporation

As at December 31, 2007 the Company owns 13,000,000 common shares of Minco Silver (December 31, 2006 – 14,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property from Minco Gold to Minco Silver.

On December 1, 2005, Minco Silver received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). Minco Silver’s common shares began trading on the TSX on December 2, 2005 with the trading symbol “MSV”. On the same date, Minco Silver issued and converted 10,276,000 special warrants to common shares. Minco Silver also completed its initial public offering of 920,000 common shares at a price of $1.25 per common share for gross proceeds of $1,150,000. The Company did not participate in the public offerings and as a result its ownership interest decreased from approximately 100% to 56% in 2005.

On November 17, 2006, Minco Silver completed a public offering, by way of a short form prospectus, of 5,000,000 units at a price of $3.00 per common share for gross proceeds of $15,000,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant is exercisable at $3.45 per share until May 17, 2008. On December 1, 2006, Minco Silver completed an additional issuance of 528,200 common shares at a price of $2.80 per common share and an additional 375,000 common share purchase warrants at a price of $0.40 per warrant for gross proceeds of $1,628,960 pursuant to the exercise of an over-allotment option by the underwriters. Each warrant is exercisable at $3.45 per share until May 17, 2008.

The Company did not participate in the public offering and as a result its ownership interest decreased from approximately 55.6% to 45.5% on November 17, 2006 and reduced further to 45.3% as at December 31, 2006. As at December 31, 2007 the Company’s ownership had decreased to 41.75% primarily due to the sale of 1,000,000 shares of Minco Silver by the Company.  Prior to November 17, 2006, the Company consolidated the accounts of Minco Silver. Effective November 17, 2006, the Company commenced accounting for its investment in Minco Silver on an equity basis and as a result the following assets and liabilities were deconsolidated at that date: cash of $6,539; short term investment of $5,578,000; current assets of $5,786,000; property and equipment of $80,000; current liabilities of $1,175,000 and non-controlling interest of $2,985,000.

During December 2007, the Company sold 1,000,000 shares of Minco Silver at a gross price of $3.25 per share. This transaction resulted in a gain of $2,978,034.

Following the dilution of Minco Gold’s shareholding interest in Minco Silver, Minco Gold recognized a dilution gain and equity loss on investment in Minco Silver since November 17, 2006 as follows:

6.

Equity Investment in Minco Silver Corporation (continued)

	2007	2006	2005
Dilution gain on issuance of shares by Minco Silver	$191,000	$5, 213,000	$2,953,000
Equity loss of Minco Silver Corporation	(3,239,898)	(521,095)	-
Income from investment in Minco Silver	$(3,048,898)	$4, 691,905	$2,953,000

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	December 31, 2007	December 31, 2006
Investment in Minco Silver Corporation on an equity basis	$ 3,079,412	$ 6,398,692

Market value of Minco Silver shares	$38,740,000	$39,200,000

As of December 31, 2007, Minco Silver had current assets of $17,083,000, property and equipment of $244,000, current liabilities of $3,678,000 and shareholders equity of $13,649,000. Minco Silver incurred exploration costs of $4,790,000, administration costs of $3,255,000 and a loss of $7,275,000 during the year ended December 31, 2007.

7.

Non-Controlling Interest

The non-controlling interest represents the interest of minority shareholders in Zhongjia JV, which holds the Xiaoshan project, and the interest of the minority shareholders in Mingzhong, based on the amount of their investment adjusted for income or losses from operations since the date of their investment. The non-controlling interest in the Zhongjia JV was 30% and the non-controlling interest in Mingzhong was 49% as at December 31, 2007.

8.

Discontinued Operations

On November 15, 2007, the Company effected the reorganization and spin-off of Minco Base Metals Corp.  The Company effectively transferred the wholly-owned subsidiary called Minco Base Metals Corporation (“Minco Base Metals”) to Minco Base Metals Corp., including its interest in Gansu Keyin Mining Co. Ltd. and the White Silver Mountain project. The Company issued 1 common share in Minco Base Metals Corp. for every 5 common shares of the Company.  As at November 15, 2007, the assets disposed of consisted primarily of cash, receivables and payables.  The 2007 loss of Minco Base Metals prior to disposition was $39,596. The net liabilities of $112,674 of Minco

Base Metals as of November 14, 2007 was credited to contributed surplus of the Company.

Pursuant to CICA Handbook Section 3475 “Disposal of Long-Lived Assets and Discontinued Operations”, the consolidated financial statements of the Company have been reclassified to reflect discontinued operations of Minco Base Metals.  Accordingly, exploration costs and administrative expenses, assets and liabilities and cash flows of discontinued operations have

8.

Discontinued Operations (continued been segregated in the Consolidated Statements of Operations and Comprehensive Loss and Deficit and Consolidated Balance Sheets.)

Below is the summarized financial information for the Company’s discontinued operations:

Minco Base Metals Corporation

Balance Sheet

(Expressed in Canadian Dollars)
	November 14, 2007	December 31, 2006

ASSETS

Current assets
Cash	5,082	1,502
Receivables	4,504	1,783
Current assets of discontinued operations	9,586	3,285

Plant, property and equipment	16,534	19,850
Total assets of discontinued operations	26,120	23,135

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	138,794	100,718
Total liabilities of discontinued operations	138,794	100,718

Net assets of Minco Base Metals disposed	(112,674)	(77,583)

Minco Base Metals Corporation

Statement of Operations and Comprehensive Loss and Deficit

(Expressed in Canadian Dollars)
	Period from January 1, 2007 to November 14, 2007	Year Ended December 31, 2006

Exploration costs	9,172	27,851
Administration expenses	30,424	32,313

Net loss from discontinued operations	(39,596)	(60,164)

8.

Discontinued Operations (continued)

Minco Base Metals Corporation

Statement of Cash Flows

(Expressed in Canadian Dollars)
	Period from January 1, 2007 to November 14, 2007	Year Ended December 31, 2006

Cash used by operating activities of discontinued operations	(4,240)	(241,914)
Cash used in investing activities of discontinued operations	-	(8,629)
Cash provided by (used in) financing activities of discontinued operations	7.820	30,694

Increase (decrease) in cash	3,580	(219,849)
Cash, beginning of year	1,502	221,351

Cash, end of period	5,082	1,502

9.

Share Capital

Common Stock

Authorized:

100,000,000 common shares without par value

Issued:

	Shares	Amount
Balance, December 31, 2005	38,633,992	28,187,245
Stock options exercised ranging from $0.20 to $1.80 per share, including $658,700 contributed surplus attributed to stock-based compensation recognized	1,535,799	1,438,330
Broker options exercised at $1.40 per share, including $111,000 allocated to contributed surplus in a private placement in 2004	250,000	461,000
Share purchase warrants exercised ranging from $1.50 to $1.70 per share	2,445,428	3,723,328
Balance, December 31, 2006	42,865,219	$ 33,809,903
Stock options exercised ranging from $0.55 to $1.35 per share, including $63,750 contributed surplus attributed to stock-based compensation recognized	111,166	169,558
Purchased and cancelled pursuant to normal course issuer bid	(48,000)	(37,951)
Balance, December 31, 2007	42,928,385	$ 33,941,510

9.

Share Capital (continued)

Under the original escrow agreement, 4,880,000 escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource property. In July 2005, the Company released 1,473,264 escrow shares based on exploration expenditures. In June 2005, the Company’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares on December 31, 2005 (the release was  effected in January 2006); (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares on December 31, 2006 (the release was effected in January 2007); and (d) 379,516 escrow shares on July 1, 2007. As at December 31, 2007, all shares are released from escrow (December 31, 2006 – 759,030).

The Toronto Stock Exchange accepted a Notice of Intention by the Company to make a Normal Course Issuer Bid. Under the terms of the Normal Course Issuer Bid, the Company may acquire up to 2,107,210 common shares of the Company between November 22, 2006 and November 21, 2007. Prior to the expiry of the bid, the Company acquired and cancelled 48,000 common shares at a cost $44,450.  The cost to purchase the shares exceeded their carrying value by $6,499.  This excess has been debited to retained earnings.

Share purchase warrants and broker options

There was no share purchase warrants outstanding as at September 30, 2007.

A summary of the status of share purchase warrants and broker options granted by the Company is as follows:

	Number of Warrants	Weighted Average	Number of Broker	Weighted Average
		Exercise	Options	Exercise
		Price		Price
Outstanding at December 31, 2005	4,398,214	$ 1.57	250,000	$ 1.40
Exercised	(2,445,428)	1.52	(250,000)	1.40
Expired	(1,372,286)	1.70	-	-
Outstanding at December 31, 2006	580,500	1.50	-	-
Expired	(580,500)	1.50	-	-
Outstanding at December 31, 2007	-	$ -	-	$ -

9.

Share Capital (continued)

Contributed Surplus

Summary of contributed surplus is as follows:

Balance at December 31, 2005	987,043
2006 stock-based compensation	1,432,000
Transfer to share capital on exercise of stock options	(769,700)
Balance at December 31, 2006	$ 1,649,343
2007 stock-based compensation	2,022,850
Transfer to share capital on exercise of stock options	(63,750)
Transfer of net liabilities to Minco Base Metals	112,674
Balance at December 31, 2007	$ 3,721,117

Minco Gold Stock Options

Minco Gold may grant options to its directors, officers, employees and consultants under its stock option plan.  The maximum number of stock options reserved for issuance is 5,979,226 common shares.

In 2007, Minco Gold granted 3,865,000 stock options to its directors, officers, employees and consultants at the price range from $0.79 to $1.95 per share. The stock options granted vest in various increments and have a maximum term of five years.

Minco Gold recorded $2,022,850 in stock based compensation expense in 2007 (2006 - $2,820,000).

A summary of the status of options granted by Minco Gold is as follows:

		Weighted Average
	Number	Exercise Price
Options outstanding at December 31, 2005	2,954,500	0.98
Granted	2,197,000	1.67
Exercised	(1,535,799)	0.51
Forfeited	(470,367)	1.34
Expired	(200,000)	2.00
Options outstanding at December 31, 2006	2,945,334	$ 1.61
Granted	3,865,000	1.07
Exercised	(111,166)	0.95
Forfeited	(1,197,501)	1.71
Expired	(265,000)	1.50
Options outstanding at December 31, 2007	5,236,667	$ 1.21

9.

Share Capital (continued)

The weighted average fair value of options granted by Minco Gold during the period ended December 31, 2007 was $0.71. Each option entitles the holder to purchase one common share.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.00 - $1.06	2,485,000	4.67	$0.82	91,666	$0.79
$1.07 - $1.63	1,221,667	3.93	$1.30	380,001	$1.41
$1.64 - $2.54	1,430,000	2.82	$1.70	1,396,666	$1.69
$2.55 - $3.00	100,000	3.33	$2.55	100,000	$2.55
	5,236,667	3.96	$1.21	1,968,333	$1.64

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2007	2006	2005
Risk-free interest rate	3.95% - 4.59%	3.83% - 4.5%	3.47%
Dividend yield	0%	0%	0%
Volatility	86% - 104%	114% - 134%	58% - 64%
Approximate expected lives	5 years	5 years	3 years

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

10.

Income Taxes

On March 16, 2007, the National People’s Congress (NPC) of China approved the new Corporate Income Tax Law, which will become effective on January 1, 2008.  The new law establishes a unified 25% tax rate for both domestic enterprises and foreign invested enterprises (FIEs).  This change of the Chinese tax law will have impact to the extent of the Company’s business operation in China when the Company becomes profitable in China.

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2007	2006	2005
Loss before non-controlling interest	$(7,970,077)	$(2,910,887)	$(2,120,975)
	34.12%	34.12%	34.87%

Income tax recovery at statutory rates	$ (2,719,390)	$ (1,013,723)	$ (765,523)
Non-taxable capital gain	(553,530)	-	-
Non-taxable dilution gain	520,313	(1,778,676)	(1,029,711)
Non-taxable foreign exchange gain	-	(122,393)	-
Non-deductible expenses	734,677	1,220,990	144,906
Difference in foreign tax rates	145,999	9,946	18,485
Impact of federal tax rate change	637,268	636,021	202,228
Expiry of non-capital loss carryforward	356,895	389,542	401,466
Change in valuation allowance	877,768	658,293	1,028,149
	$ -	$ -	$ -

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at December 31 are as follows:

	2007	2006
	27.00%	31.00%
Future income tax assets:
Net capital losses	$ -	$ 245,012
Non-capital losses	2,576,597	2,547,986
Unclaimed resource expenditures	1,744,282	1,580,169
Capital assets	142,273	129,053
Share issue costs	53,514	144,695
	4,516,666	4,646,915
Less: valuation allowance	(4,516,666)	(4,646,915)
Net future income tax assets	$ -	$ -

 (b)  No future income tax asset has been recognized as realization is not considered more likely than not, due to the uncertainty of future taxable income.

10.

Income Taxes (continued)

The Company has Canadian non-capital loss carryforwards of approximately $6,538,000 that may be available for tax purposes. The expiry for Canadian non-capital loss carryforwards is as follows:

Non-Capital Losses Canada

2008	757,000
2009	774,000
2010	857,000
2014	1,161,000
2015	1,215,000
2016	1,459,000
2017	1,361,000
$7,584,000

The Company also has $4,430,000 (2006 - $4,098,000) of cumulative foreign resource expenses for Canadian income tax purposes which can be carried forward indefinitely and used to reduce future taxable income in Canada.

Such cumulative foreign resource expenses are related to the Company’s exploration activities in China. Consequently, these resource expenses may also be currently deductible for Chinese tax purposes (subject to Chinese tax law deductibility limitations) which would result in tax losses in China.

The Company has approximately $2,115,000 of operating losses and approximately $4,214,000 of unclaimed exploration expenses for Chinese income tax purposes. Operating losses incurred in a year can be carried forward for five years, while unclaimed exploration expenses will be amortized to match with future sales.

11.

Related Party Transactions

a.

The Company incurred the following fees to its directors or corporations controlled by its directors:

	2007	2006	2005

Exploration costs	$80,625	$ 206,680	$ 104,175
Management fees	17,344	121,410	16,115
Property investigation	21,094	70,510	47,820
Investor relations	-	17,775	96,105
Director's fees	62,500	93,250	2,875
	$181,563	$ 509,625	$ 267,090

11.

Related Party Transactions (continued)

b.

Receivables of $239,260 (December 31, 2006 - $86,238) are due from five (2006: five) companies related by two common directors. $13,903 has been received subsequent to December 31, 2007.

At December 31, 2007, the Company also has $1,929,893 (December 31, 2006 - $363,889 due from) due to Minco Silver. The amount is unsecured, non-interest bearing and repayable on demand.

At December 31, 2007, Minco China also has a due from balance of $4,639,788 (December 31, 2006 – $442,404) from Minco Silver in relation to expenditures on the Fuwan Property, new silver projects’ investigation, and shared office expenses paid by Minco China on behalf of Minco Silver. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand.

c.

The Company and Minco Silver (“Minco Group”) have entered into a strategic alliance with Silver Standard Resources Ltd. (“Silver Standard”), a company that is a shareholder of Minco Silver and which is related by one common director. The agreement provides that all silver-dominant properties of the Minco Group located in China will be held by Minco Silver and that Silver Standard will not actively explore for or seek out silver-dominant properties located in China. In addition, both the Minco Group and Silver Standard have agreed to offer to the other a first right of refusal on any silver-dominant properties in China brought to their attention which they do not intend to pursue.

d.

In 2003, the Company entered into a letter agreement with New Cantech, which is related by one common director.

Pursuant to the terms of the agreement on the BYC project in Inner Mongolia, the Company received, from New Cantech, 100,000 common shares at $0.21 per share for $21,000 and 50,000 common shares at $0.30 per share for $15,000 in 2005.  In 2004, the Company received 250,000 common shares at $0.34 per share for a total of $85,000 and 100,000 common shares at $0.37 per share for a total of $37,000. The aggregate value of these shares at the date of issue ($158,000) has been recorded as an exploration cost recovery in prior years.

On September 28, 2006, New Cantech notified the Company that it did not want to proceed with the BYC Option, and the two parties signed a termination agreement on October 3, 2006. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its rights and interest in and to the BYC Property.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

12.

Commitments and Contingencies

(a)

The Company has commitments in respect of office leases requiring minimum payments of $2,325,180, as follows:

2008	$ 353,625
2009	291,462
2010	296,258
2011	311,850
2012	317,048
2013	332,640
2014	337,838
2015	84,459
$ 2,325,180

The Company has entered into sub-lease agreements for a portion of its leased premises.

(b)

Minco Gold is also conditionally committed to payments of up to $9,567,311 in respect of joint venture investments and mineral property development.

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Mingzhong (1)	$ 6,840,404	$3,420,202	$3,420,202	$ -	$ -
Zhongjia (2)	2,567,767	153,507	2,414,260	-	-
Gobi Gold (3)	159,140	159,140	-	-	-
Total	$9,567,311	$3,732,849	$5,834,462	$ -	$ -

Notes:

6.

Costs of exploration permits and investment commitments in accordance with the Mingzhong JV Contract dated February 8, 2007;

7.

Costs of exploration permits and investment commitments in accordance with the Zhongjia Contract dated April 30, 2007 as well as a commitment of RMB 1,144,000 (approximately $154,000) to be paid on a Zhongjia exploration program;

8.

A commitment of RMB 1,186,000 (approximately $ 159,000) to be paid on a Gobi Gold exploration program.

13.

Geographic Information

The Company’s business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company’s total assets, liabilities and operating loss is as follows:

	December 31	December 31
	2007	2006
Current Assets
Canada	$ 7,844,446	$ 8,658,009
China	4,909,303	3,783,963
	$ 12,753,749	$ 12,441,972

	December 31	December 31
	2007	2006
Long-term Assets
Canada	$ 3,207,479	$ 6,513,058
China	785,881	629,498
	$ 3,993,360	$ 7,253,556
13. Geographic Information (continued)
	December 31	December 31
	2007	2006
Current Liabilities
Canada	$ 2,344,007	$ 384,481
China	475,886	116,647
	$ 2,819,893	$ 501,128

	2007	2006	2005

Loss for the year
Canada	$ (3,959,788)	$ 167,378	$ 2,735
China	(3,620,443)	(1,756,702)	(1,016,276)
	$ (7,580,231)	$ (1,589,324)	$ (1,013,541)

14.

Financial Instruments

Fair value - The fair values receivables, accounts payable and accrued liabilities approximates their carrying values due to the short-term nature of these financial instruments.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are

14.

Financial Instruments (continued)

therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company has no interest-bearing debt and so is not exposed to interest rate risk.

Credit risk - The Company generally places its short-term investment funds into government and Canadian bank debt securities and is therefore subject to minimal credit risk with regard to short-term investments.

15.

Subsequent Event

Subsequent to the end of the year, Mingzhong received the Changkeng exploration permit from the No. 757 Exploration Team.

16.

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

(a)

adopted SFAS 123 on January 1, 2004 using the retroactive restatement method. Accordingly, the Company recognized stock-based compensation expense relating to stock options granted to employees and directors subsequent to December 31, 1994 and which were not fully vested at January 1, 2002 that had previously been disclosed only by way of a pro forma presentation.

Effective January 1, 2006, the Company adopted SFAS 123(R) “Share-Based Payment” for US GAAP purposes. SFAS 123(R) requires that stock-based compensation expense be based on awards that are ultimately expected to vest. The adoption of SFAS 123(R) did not result in a significant difference from the stock-based compensation expense that would have been recognized under SFAS 123.

(b)

Comprehensive income:

Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet.

All of the Company’s short-term investments were classified as available-for-sale securities under US GAAP up to December 31, 2006. Available-for-sale securities are recorded at market value. Unrealized holding gains and losses on available-for sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of

16.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

shareholders’ equity until realized. Starting from January 1, 2007, the Company changed the classification for all new short-term investments to held-for-trading.  Held-for-trading financial assets are recorded at market value and any unrealized gains or losses on held-for-trading financial assets are included in net income.  Any securities acquired prior to January 1, 2007 and still held as at December 31, 2007 would still be classified as available-for-sale.   There was one security acquired in 2006 that was still held by the company as at December 31, 2007 and classified as available-for-sale and the remaining short-term investments as at December 31, 2007 were classified as held-for-trading.

(c)

Contributed surplus

Under US GAAP, as Minco Silver is considered an exploration stage enterprise, the dilution gains recognized in 2007, 2006 and 2005 under Canadian GAAP are recorded in contributed surplus for the year.

(d)

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

(e)

Income Tax Uncertainty:

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. No future income tax asset has been recognized as realization is not considered more likely than not, due to the uncertainty of future taxable income.  There is no difference between the Company’s treatment of income taxes under Canadian GAAP versus US GAAP.

(f)

Reconciliation of consolidated balance sheet items:

	December 31, 2007	December 31, 2006
Short-term investments under Canadian GAAP	$6,149,044	$10,982,726
Unrealized gains on held-for-trading financial assets	-	254,427
Short-term investments under US GAAP	$6,149,044	$11,237,153
Total assets under Canadian GAAP	$16,747,109	$19,584,528
Unrealized gains on short-term investments	-	254,427
Total assets under US GAAP	$16,747,109	$19,838,955
Share capital under Canadian GAAP	$33,941,510	$33,809,903
Value of escrow shares under Canadian GAAP	(48,800)	(48,800)
Value of escrow shares under US GAAP	2,864,456	2,864,456
Share capital under US GAAP	$36,757,166	$36,625,559
Contributed surplus under Canadian GAAP	$3,721,117	$1,649,343
Adjustment for stock based compensation (note 2(m))	(154,300)	(154,300)
Value of stock based compensation recognized under Canadian GAAP	(5,971,760)	(3,948,910)
Value of stock based compensation recognized under US GAAP	6,309,888	4,287,038
Dilution gain	10,467,000	10,276,000
Contributed surplus under US GAAP	$14,371,945	$12,109,171
Deficit under US GAAP -beginning of year	$(29,651,330)	$(22,849,006)
Normal Course Issuer Bid – cost in excess of value	(6,499)	-
Loss for the year under US GAAP	(7,582,231)	(6,802,324)
Deficit under US GAAP – end of year	$(37,240,060)	$(29,651,330)
Shareholders' equity under Canadian GAAP
Share capital	$33,941,510	$33,809,903
Contributed surplus	3,721,117	1,649,343
Deficit	(23,818,096)	(16,375,846)
Total shareholders' equity under Canadian GAAP	$13,844,531	$19,083,400

Shareholders' equity under US GAAP
Share capital	$36,757,166	$36,625,559
Contributed surplus	14,371,945	12,109,171
Accumulated other comprehensive income	(44,520)	254,427
Deficit	(37,240,060)	(29,651,330)
Total shareholders' equity under US GAAP	$13,844,531	$19,337,827

16.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(g)

Reconciliation of consolidated statement of operations items:

	2007	2006	2005
Losses for the year
Under Canadian GAAP	$(7,580,231)	$(1,589,324)	$(1,013,541)
Dilution gain not recognized under US GAAP	(191,000)	(5,213,000)	(2,953,000)
Unrealized loss on available-for-sale securities not recognized by US GAAP	189,000	-	-
Fair value of escrow shares recognized under US GAAP	-	-	(1,461,455)
Under US GAAP	$(7,582,231)	$(6,802,234)	$(5,427,996)
Weighted average number of shares outstanding	42,908,809	41,193,591	34,501,784
Loss per share under US GAAP	$(0.18)	$(0.17)	$(0.16)

Loss of the year
Under US GAAP	$(7,582,231)	$(6,802,234)	$(5,427,996)
Net increase (decrease) in unrealized gains on available-for-sale securities	(298,947)	254,427	-
Comprehensive income (loss) under US GAAP	$(7,881,178)	$(6,547,897)	$(5,427,996)

(h)

Recent accounting pronouncements:

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51". This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. Upon its adoption, effective as of the beginning of the Company's fiscal year 2010, non-controlling interests will be classified as equity in the Company's balance sheet and income and comprehensive income attributed to the non-controlling interest will be included in the Company's income and comprehensive income. The provisions of this standard must be applied prospectively upon adoption except for the presentation and disclosure requirements. Management is currently evaluating the impact of adopting SFAS No. 160 on the Company's consolidated financial position and results of operations.

16.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how an acquirer (continued)business combination recognizes and measures the assets acquired, liabilities assumed, and any non-controlling interest in the acquiree. The provisions of SFAS No. 141(R) will become effective for the Company's business combinations occurring on or after January 1, 2009.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company currently is assessing the impact of SFAS 159 on its' consolidated financial position or results of operation.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The Company has not determined the effect, if any, that the adoption of SFAS 157 will have on the Company's consolidated financial position or results of operations.

In February 2008, the FASB released FSP No. FAS 157-2. FSP No. FAS 157-2 defers the effective date of SFAS 157 for one year for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. It does not defer recognition and disclosure requirements for financial assets and financial liabilities, or for non-financial assets and non-financial liabilities that are remeasured at least annually.

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

(Expressed in Canadian dollars)

DECEMBER 31, 2007 AND 2006

Index

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Comprehensive Loss and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

                           Management's Responsibility for Financial Reporting

The financial statements and the information contained in the annual report are the responsibility of the Board of Director and management. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

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

“Ken Cai”

“Garnet Clark”

Ken Cai

Garnet Clark

President and CEO

Chief Financial Officer

Vancouver, Canada

March 31, 2008

ERNST & YOUNG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MINCO SILVER CORPORATION

We have audited the consolidated balance sheets of **Minco Silver Corporation** (the "Company") as at December 31, 2007 and 2006, and the consolidated statements of operations and comprehensive loss and deficit and cash flows for the years then ended and the period from August 20, 2004 (inception) to December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended and the period from August 20, 2004 (inception) to December 31, 2007, in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Vancouver, Canada
March 18, 2008, except for Note 13
as to which the date is June 13, 2008

Chartered Accountants

MINCO SILVER CORPORATION
(An exploration stage enterprise)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
	December 31 2007	December 31 2006

ASSETS

Current assets
Cash and cash equivalents	$2,647,546	$85,764
Short-term investments (Note 3)	14,219,920	20,285,576
Receivables	193,022	158,402
Due from Minco Gold (Note 8(a))	1,929,893	-
Prepaid expenses and deposits	22,704	34,003

Total current assets	19,013,085	20,563,745

Plant, property and equipment (Note 5)	244,084	80,519

Total assets	$19,257,169	$20,644,264

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$968,279	$1,382,322
Due to Minco China (Note 8(b))	4,639,788	442,404

Total liabilities	5,608,067	1,824,726
Commitments and contingencies (Notes 4, 10 and 12)

SHAREHOLDERS' EQUITY
Share capital (Note 6(a))	21,804,252	21,266,071

Contributed surplus (Note 6(c))	6,260,998	4,694,498

Deficit accumulated during the exploration stage	(14,416,148)	(7,141,031)

Total shareholders’ equity	13,649,102	18,819,538

Total liabilities and shareholders’ equity	$19,257,169	$20,644,264
See accompanying notes to consolidated financial statements

On behalf of the Board:	“Chan-Seng Lee”	“William Meyer”
Chan-Seng Lee	William Meyer

Director Director

MINCO SILVER CORPORATION
(An exploration stage enterprise)
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)
	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative from August 20, 2004 (inception) to December 31, 2007

Exploration permits	$-	$-	$1,739,594
Other exploration costs (Note 4)	4,783,545	1,701,709	6,847,004
Total exploration costs	4,783,545	1,701,709	8,586,598

Administrative expenses
Accounting and audit	65,386	130,342	268,784
Amortization	26,533	10,830	44,324
Consulting	66,965	88,263	202,779
Director’s fees (Note 8 (c))	56,833	41,250	98,083
Foreign exchange loss (gain)	(233,629)	(44,934)	(273,760)
Investor relations	532,169	422,655	1,172,747
Legal	32,269	44,455	226,539
Regulatory and filing	72,742	50,138	207,976
Rent and other office expenses	347,556	272,087	783,814
Property investigation	104,445	127,475	323,280
Salaries and benefits	483,140	284,781	806,356
Stock based compensation (Note 6(d))	1,707,000	1,448,000	3,206,000

	3,261,409	2,875,342	7,066,922

Operating loss	(8,044,954)	(4,577,051)	(15,653,520)

Write down of short-term investments	(19,352)	-	(19,352)
Interest and sundry income	789,189	319,790	1,256,724

Loss for the year	(7,275,117)	(4,257,261)	(14,416,148)

Deficit, beginning of year	(7,141,031)	(2,883,770)	-

Deficit, end of year	$(14,416,148)	$(7,141,031)	$(14,416,148)

Loss per share - basic and diluted	$(0.23)	$(0.16)	$(0.57)

Weighted average number of common shares outstanding
- basic and diluted	31,054,523	25,917,233	25,419,729

See accompanying notes to consolidated financial statements

-  146 -

MINCO SILVER CORPORATION
(An exploration stage enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative from August 20, 2004 (inception) to December 31, 2007
Cash flows from (used in) operating activities
Net loss for the year	$(7,275,117)	$(4,257,261)	$(14,416,148)
Adjustment for items not involving cash:
- exploration permits	-	-	484,000
- exploration costs	-	-	63,331
- stock-based compensation (Note 6(d))	1,707,000	1,448,000	3,206,00
- amortization	26,533	12,881	44,324
- foreign exchange gain	-	(24,000)	(24,000)
Changes in non-cash working capital items:
- increase in receivables	(34,620)	(121,411)	(193,022)
- decrease (increase) in prepaid expenses and deposits	11,299	27,844	(22,704)
- payment of 2nd installment of Fuwan Exploration Permit	-	(436,000)	-
- increase (decrease) in accounts payable and accrued liabilities	(414,043)	732,752	508,279

	(5,978,948)	(2,617,195)	(10,349,940)

Cash flows from financing activities
Proceeds from issuance of shares and warrants (Note 6(a))	397,681	15,300,813	24,795,919
Advances from Minco China (Note 8(b))	2,267,491	323,167	2,709,895

	2,665,172	15,623,980	27,505,814

Cash flows from (used in) investing activities
Acquisition of equipment	(190,098)	(51,338)	(288,408)
Decrease (increase) in short-term investments	6,065,656	(12,960,672)	(14,219,920)

	5,875,558	(13,012,010)	(14,508,326)

Increase (decrease) in cash and cash equivalents	2,561,782	(5,225)	2,647,546

Cash and cash equivalents, beginning of year	85,764	90,989	-

Cash and cash equivalents, end of year	$2,647,546	$85,764	$2,647,546

Supplemental disclosure of cash flow information
Interest paid in cash	$-	$-	$-
Income taxes paid in cash	$-	$-	$-

See accompanying notes to consolidated financial statements

-  147 -

1.

Nature of Business and Basis of Presentation

Minco Silver Corporation was incorporated on August 20, 2004 under the laws of British Columbia, Canada. Its principal business activities include the acquisition and exploration of silver mineral properties. At December 31, 2007, Minco Gold Corporation (formerly Minco Mining & Metals Corporation) (“Minco Gold”) owned a 41.75% equity interest in Minco Silver Corporation.

Minco Silver Corporation (the “Company”) is exploring and evaluating silver mineral properties and projects in the Peoples’ Republic of China (“China”) and has not yet determined whether these properties contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be an exploration stage enterprise as it has not yet generated any revenue from operations.

2.

Significant Accounting Policies

a.

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of Minco Silver Corporation and its interest in the Fuwan Property. All material inter-company accounts and transactions have been eliminated upon consolidation.

b.

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

c.

Cash and cash equivalents

Cash and cash equivalents includes those short-term money market instruments which are highly-liquid investments and readily convertible into cash with a term to maturity of 90 days or less when acquired. As of December 31, 2007 and 2006, cash and cash equivalents consisted of cash only.

d.

Short-term Investments

Short-term investments comprise marketable securities, highly liquid investment grade bonds, and guaranteed investment certificates with remaining terms to maturity of greater than 90

2.

Significant Accounting Policies (continued)

days when acquired. Short-term investments are classified as held-for-trading financial instruments in accordance with the new requirements of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 “Financial Instruments”, adopted by the Company on January 1, 2007.  These investments are recorded at fair value.

Prior to 2007, short-term investments were carried at the lower of original cost or market.

e.

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

f.

Revenue Recognition

Interest income on cash and cash equivalents and short-term investments is recognized as it is earned.

g.

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.  As the Company incurred net losses during the period, the special warrants and options as disclosed in Note 6 were not included in the computation of loss per share as their inclusion would be anti-dilutive.

h.

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

i.

Acquisition, Exploration and Development of Mineral Interests

Mineral property and mineral rights acquisition costs are capitalized until the viability of the mineral interest is determined. If a mineral ore body is discovered, capitalized costs will be

2.

Significant Accounting Policies (continued)

amortized over their estimated useful lives following the commencement of production. Otherwise, capitalized acquisition costs are expensed when it is determined that the mineral property has no future economic value. Capitalized amounts (including capitalized development costs) are written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value. Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of a property are recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

Exploration permit acquisition and other exploration costs are expensed as incurred. When it is determined that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves, further exploration costs and development costs incurred after such determination will be capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies which indicate whether a property is economically feasible. Upon commencement of commercial production, capitalized costs will be transferred to the appropriate asset categories and amortized over their estimated useful lives. Capitalized costs, net of salvage values, relating to a deposit which is abandoned or considered uneconomic for the foreseeable future will be written off.

j.

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

As at December 31, 2007 and 2006, the Company did not have any asset retirement obligations.

k.

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

l.

Stock-Based Compensation

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments.

2.

Significant Accounting Policies (continued)

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

(n)

Comprehensive Income and Equity

Effective January 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1530, “Comprehensive Income” and Section 3251, “Equity”. These new accounting standards apply to fiscal years beginning on or after October 1, 2006.

•

Section 1530 provides standards for reporting and display of comprehensive income, which is the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

•

Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530.

The adoption of these new Handbook sections had no impact on the financial statements for the period ended December 31, 2007.

(o)

Financial Instruments

Effective January 1, 2007, the Company also adopted the new recommendations of the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and Section 3861, “Financial Instruments – Disclosure and Presentation”. These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.

•

Section 3855 requires financial instruments be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments , including derivatives, are measured on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.  Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items in which case they are expensed as incurred. Section 3855 also requires that the embedded derivatives to be identified and separated from the related host contract and be measured at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the statement of operations in the period the change occurs.

2.

Significant Accounting Policies (continued)

•

Section 3861 establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

Upon adoption of these new standards, the Company has classified cash and cash equivalents and short-term investments as held-for-trading, receivables as loans and receivables, and accounts payable and accrued liabilities as other financial liabilities.  Since the Company has no financial instruments other than cash, short-term investments, accounts receivable and accounts payable, there is little change from current accounting. Therefore, the adoption of these new Handbook sections had minimal impact on the financial statements for the period ended December 31, 2007.

(p)

Accounting Changes

In July 2006, the CICA revised Section 1506, “Accounting Changes”, which now requires that: (i) a voluntary change in accounting principles can be made if, and only if, it is required by a primary source of GAAP or the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company’s financial year beginning January 1, 2007. The adoption of this section does not have an impact on the Company’s financial statements for the period ended December 31, 2007.

(q)

Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation as at and for the year ended December 31, 2007.

(r)

Future Accounting Standards

During the fourth quarter of 2006, the CICA issued three new accounting standards: CICA Handbook Section 1535 “Capital Disclosures”, CICA Handbook Section 3863 “Financial Instruments – Presentation” and CICA Handbook Section 3862 “Financial Instruments – Disclosure”. These standards are effective for interim and annual financial statements for the Company’s reporting periods beginning on January 1, 2008.

Capital Disclosures section describes the standards for disclosing information about a company’s objectives, policies and processes for managing capital, quantitative data about what a company regards as capital and whether a company has complied with any capital requirements and, if not, the consequences of such non-compliance. Financial Instruments – Presentation carries forward the guidance under Section 3861 with little change and Financial Instruments – Disclosures requires disclosure on the face of the balance sheet of each of the financial instrument categories as well as additional disclosure regarding credit, market and liquidity risk faced by the Company.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

3.

Short-term Investments

As at December 31, 2007, short-term investments consist of cashable guaranteed investment

3.        Short-term Investments (continued)

certificates, corporate bonds, provincial bonds and bankers’ acceptances. The yields on these investments were 3.75% to 6.75%.

As at December 31, 2006, short-term investments consist of cashable guaranteed investment certificates and provincial bonds. The yields on these investments were 3.80% to 4.35% per year.

4.

    Mineral Interests

Guangdong Province, China

On April 16, 2004, Minco Gold entered into a preliminary joint venture agreement, superseded by a formal joint venture agreement dated September 28, 2004, with other third parties to explore and develop a mineral property known as the Changkeng Property in Guangdong Province, China.  The target mineral in the Changkeng Property is gold but the property is known to also contain silver mineralization.  The gold and silver zones on the Changkeng Property are geologically distinct and can be mined as separate entities without interference. The silver zone is hereafter referred to as the “Changkeng Silver Interest”.

On August 20, 2004, Minco Gold transferred the following mineral interests to the Company in exchange for 14,000,000 common shares:

a.

The right to earn a 51% interest in the Changkeng Silver Interest;

b.

A preliminary joint venture agreement in relation to the exploration and development of the Fuwan silver deposit ( the “Fuwan Silver Project”); and

c.

New exploration permits acquired or to be acquired in respect of certain mineral properties adjoining the Fuwan and Changkeng properties and known as the Guanhuatang, Luoke-Jilinggang, Guyegang-Sanyatang and Dadinggang properties.

Minco Gold was the sole shareholder of the Company and the two companies had common management at the time of the transaction.  As at the date of transfer, Minco Gold had expended $63,331 in preliminary exploration costs. The Company’s right to the Changkeng Silver Interest is derived from the Changkeng Exploration Permit. As the transfer occurred between a parent and wholly-owned subsidiary, these financial statements reflect the parent’s continuity of interest in the assets transferred. Accordingly, the mineral interests have been reflected retroactively in these financial statements at the parent company’s carrying value of $nil and the exploration costs incurred by the parent have also been reflected in these financial statements as an expense within exploration costs in the period from August 20, 2004 (inception) to December 31, 2004. The shares issued by the Company have been recorded at $63,331.

On September 28, 2004, the Company signed a joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan Silver Project. The joint venture agreement provided for the Company and GGEDC to incorporate a Sino-Foreign joint venture company with equity interests of 70% and 30%, respectively.  The joint venture company was never formed and the Company has been providing all of the funding to explore and develop the Fuwan Silver Project. On January 10, 2006, the Company and GGEDC agreed that the joint

4.        Mineral Interests (continued)

venture will no longer be pursued and the Company should assume a 100% interest in the Fuwan Silver Project. Consequently, the Company is now responsible for all of the exploration and development expenditures on the property.  GGEDC will, however, continue to provide professional services and technical assistance to the Company in relation to the Company’s mining activities in Guangdong Province, China in return for a 10% net profit interest in the Fuwan Silver Project.

The cost of the exploration permit in respect of the Fuwan Silver Project (the “Fuwan Exploration Permit”) has been independently appraised at approximately $1.47 million (RMB10,330,000). On July 20, 2005, the Ministry of Land and Resources, China, approved the transfer of the Fuwan Exploration Permit to Minco Mining (China) Corporation (“Minco China”), a wholly-owned subsidiary of Minco Gold. As of December 31, 2007, the total amount of the exploration permit had been fully paid.

On April 7, 2005, the Company acquired three additional silver exploration permits in China, referred to as the Guanhuatang Property, the Luoke-Jilinggang Property and the Guyegang-Sanyatang Property; and paid $219,594 (RMB1,500,000) for the three permits in September 2005.

The permit application for Dadinggang Property was approved by the Ministry of Lands and Resources in China in December 2006. The Dadinggang area, which covers the northeast extension of the Fuwan Silver Project, has been added to the Luoke-Jilinggang exploration permit.

The following is a summary of other exploration costs incurred by the Company:

	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative from August 20, 2004 (inception) to December 31, 2006

Consulting fees	$ 635,427	$ 223,157	$ 1,060,291
Drilling	2,862,690	1,342,477	4,248,511
Labor costs	277,338	53,229	363,892
Other exploration costs	1,008,090	82,846	1,174,310
	$ 4,783,545	$ 1,701,709	$ 6,847,004

The exploration permits owned by the Company are held through Minco China for and on behalf of the Company.  Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects. Further, the Company’s interest in the silver mineralization in the Changkeng Property is dependent upon Minco Gold maintaining its interests in the Changkeng Property in accordance with the terms of a joint venture agreement, to which the Company is not a party.  In the event that Minco

Gold loses or alienates any or all of its interest in the Changkeng Property, the Company’s interest in the silver mineralization underlying the Changkeng Property will be lost.

On February 8, 2007, Minco China signed a joint venture agreement with another three Chinese

4.        Mineral Interests (continued)

partners to form a joint venture company called Guangzhou Mingzhong Mining CO., Ltd. (“Mingzhong”). Under the terms of the joint venture agreement, Minco Gold may earn up to a 51% interest in the joint venture provided that it invests approximately $425,000 (RMB 3.06 million) in the joint venture.  To maintain its 51% interest, Minco Gold must continue to fund 51% of future expenditures.  In the event that Minco Gold ceases to make its investment contributions, its interest in the joint venture will be subject to dilution. The Company is not responsible to Minco Gold for any of its current commitments as those are designated for the exploration of gold deposits in the Changkeng property. The Company will only be responsible for 51% of any commitments made by the joint venture to explore silver deposits in the Changkeng Property. As of December 31, 2007, the joint venture had not made any commitments to explore the silver deposits in the Changkeng Property. As of December 31, 2007, Minco China has paid approximately RMB 3 million (approximately $417,000). (See Note 12).

5.

Plant, Property and Equipment

	December 31, 2007
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$ 85,921	$ 26,361	$ 59,560
Leasehold improvements	25,445	5,062	20,383
Mining equipment	2,735	599	2,136
Motor vehicles	146,929	9,620	137,309
Office equipment and furniture	29,499	4,803	24,696
	$ 290,529	$ 46,445	$ 244,084

	December 31, 2006
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$ 51,484	$ 11,392	$ 40,092
Leasehold improvements	8,966	1,621	7,345
Mining equipment	1,262	293	969
Motor vehicles	32,867	5,089	27,778
Office equipment and furniture	5,782	1,447	4,335
	$ 100,361	$ 19,842	$ 80,519

6.

Share Capital and Special Warrants

(a)

Common Shares

Authorized:  Unlimited number of common shares without par value.

Issued:

	Shares	Amount
Balance, December 31, 2005	25,196,000	$ 9,059,258
Share purchase warrants exercised at $1.25 per share, including $40,000 contributed surplus recognized on the issuance of warrants	111,700	179,625
Stock option exercised at $1.25 per share, including $11,000 contributed surplus recognized on the issuance of options	16,667	31,834
Common shares issued pursuant to 2006 financing (net of share issuance costs of $1,488,606)	5,528,200	14,990,354
Fair value of 2,500,000 prospectus warrants issued in connection with 2006 financing allocated to contributed surplus	-	(2,995,000)
Balance, December 31, 2006	30,852,567	21,266,071
Stock option exercised at $1.25 per share, including $78,500 contributed surplus attributed to stock-based compensation recognized	116,665	224,331
Share purchase warrants exercised at $1.50 per share, including $62,000 contributed surplus recognized on the issuance of warrants	167,900	313,850
Balance, December 31, 2007	31,137,132	$ 21,804,252

In October 2005, the Company, Computershare Trust Company of Canada (the “Escrow Agent”) and the principals of the Company (“Principals”) signed an escrow agreement. Pursuant to the escrow agreement, the Principals agreed to deposit an aggregate of 19,190,000 common shares in escrow (the “Escrowed Securities”) with the Escrow Agent.  The escrow agreement provides that the Escrowed Securities will be released as follows: (i) 25% on the date of listing of the Company’s shares on a Canadian exchange (the “Listing Date”); (ii) 25% six months after the Listing Date; (iii) 25% twelve months after the Listing Date; and (iv) 25% eighteen months after the Listing Date. As at December 31, 2007, all common shares have been released from escrow.

6.         Share Capital and Special Warrants (continued)

The Company has entered into a strategic alliance agreement with Silver Standard Resources Inc. (“Silver Standard”) to jointly pursue silver opportunities in China.  Silver Standard is related to the Company as Silver Standard is a shareholder in the Company and the companies have one common director. Pursuant to the strategic alliance, Silver Standard participated in the November 24, 2004 and May 10, 2005 special warrant offerings. In this regard, Silver Standard paid $3,200,000 to the Company in exchange for 4,960,000 special warrants, which were subsequently converted to common shares.  Silver Standard has preferential purchase rights to participate in the Company’s future financings in order to increase its equity interest up to 30%.

On November 24, 2004, the Company closed a non-brokered private placement of 6,000,000 special warrants at $0.50 each for gross proceeds of $3 million. Each special warrant entitled the holder, upon the exercise or deemed exercise, and without payment of any additional consideration, to receive one common share of the Company. The warrants were fully exercised on December 2, 2005.

On May 10, 2005, the Company issued 4,276,000 special warrants at $1.25 each for gross proceeds of $5,345,000. Of this amount, $2,345,000 was raised on a brokered basis and $3,000,000 was raised by the Company on a non-brokered basis. Each special warrant entitled the holder to be issued one common share of the Company. The Company paid cash commission of $187,600 for the funds raised on the brokered portion of the placement, an underwriting fee of $15,000, and legal and other costs of $46,608. The warrants were fully exercised on December 2, 2005.

In connection with the May 2005 offering, the Company issued options to its broker entitling the holder to receive share purchase warrants (the “broker warrants”) allowing the broker to purchase up to 187,600 common shares for a term of 18 months following the closing of the initial public offering under the prospectus, exercisable at a price of $1.25 per common share during the first twelve months of the term and a price of $1.50 per common share during the last six months of the term.  The estimated fair value of the broker warrants using the Black-Scholes model, being $73,498, has been recorded as an issue cost for the year ended December 31, 2005.

On December 1, 2005, the Company received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). The Company’s common shares began trading on the TSX on December 2, 2005. The Company’s trading symbol is “MSV”. The Company converted 10,276,000 special warrants to common shares. The Company also completed its initial public offering of 920,000 common shares at a price of $1.25 per common share (the “IPO”) for gross proceeds of $1,150,000. The broker was paid a cash commission equal to $92,000 or 8% of the proceeds from the sale of common shares pursuant to the IPO and an underwriting and agency fee of $45,000.  Legal and other costs in relation to the issue amounted to a total of $11,367. Following the conversion and IPO, the Company had 25,196,000 common shares outstanding as at December 31, 2005.

6.         Share Capital and Special Warrants (continued)

As additional consideration in connection with the IPO and a previously completed special warrant offering, the Company also granted warrants to the agent and members of its selling group entitling them to purchase an additional 92,000 common shares at an exercise price of $1.25 per common share for a period of 12 months from the IPO closing date and thereafter at a price of $1.50 per common share for an additional six months.

The estimated fair value of the broker warrants, being $28,000, has been recorded in contributed surplus for the year ended December 31, 2005.

The fair value of the broker warrants was calculated using the Black-Scholes option pricing model using a risk-free interest rate of 3.85%, dividend yield of 0% and volatility of 59%.

On November 17, 2006, the Company completed a public offering (the “Offering”) of 5,000,000 units at a price of $3.00 per unit for gross proceeds of $15,000,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant is exercisable at $3.45 per share until May 17, 2008. The Offering was completed by way of a short form prospectus through a syndicate of underwriters (the “Underwriters”).

On December 1, 2006, the Company completed an additional 528,200 common shares at a price of $2.80 per common share and an additional 375,000 common share purchase warrants (the “Warrant”) at a price of $0.40 per Warrant for gross proceeds of $1,628,960 pursuant to the exercise of an over-allotment option (the “Over-Allotment Option”) by the Underwriters. Each Warrant is exercisable at $3.45 per share until May 17, 2008.

The estimated fair value of the 2,500,000 Warrants, being $2,995,000, has been recorded in contributed surplus for the year ended December 31, 2006. The fair value of the Warrant was calculated using the Black-Scholes option pricing model using a risk-free interest rate of 3.81%, dividend yield of 0% and volatility of 154%. The fair value of the additional 375,000 Warrants, being $150,000, has been recorded in contributed surplus for the year ended December 31, 2006.

The Company paid an underwriting fee of $997,738 or 6% of the proceeds from the sale of the Offering and the Over-Allotment Option, and legal and other costs in relation to the issue amounted to a total of $490,868.

(b)

Share Purchase Warrants

In 2006, the Company issued 2,875,000 warrants, exercisable at a price of $3.45 per common share expiring May 17, 2008.  A summary of the outstanding warrants is as follows:

6.         Share Capital and Special Warrants (continued)

	Number of	Weighted Average
	Warrants	Exercise Price
Outstanding at December 31, 2005	279,600	$ 1.25
Issued	2,875,000	3.45
Exercised	(111,700)	1.25
Outstanding at December 31, 2006	3,042,900	3.33
Exercised	(167,900)	1.50
Outstanding at December 31, 2007	2,875,000	$ 3.45

 (c)

Contributed Surplus

Summary of contributed surplus is as follows:

Balance at December 31, 2005	$ 152,498
2006 stock-based compensation expense	1,448,000
Transfer to share capital on exercise of share purchase warrants	(40,000)
Transfer to share capital on exercise of stock options	(11,000)
Fair value of 2,500,000 prospectus warrants issued in connection with 2006 financing	2,995,000
Fair value of 375,000 warrants issued in connection with Over-Allotment Option of 2006 financing	150,000
Balance at December 31, 2006	4,694,498
2008 stock-based compensation	388,141
Transfer to share capital on exercise of share purchase warrants	(183,666)
Transfer to share capital on exercise of stock options	(6,240)
Balance at December 31, 2007	$ 6,459,233

 (d)

Stock Options

The Company may grant options to its directors, officers, employees and consultants under its stock option plan.  The maximum number of common shares reserved for issuance is 15% of the issued and outstanding shares. The Company expenses stock options over their vesting period, with stock options typically vesting in various increments and having a maximum term of five years.

In 2007, the Company granted 1,704,000 stock options to its directors, officers, employees and consultants at the price range from $2.10 to $3.25 per share. The Company recorded $1,707,000 of stock-based compensation expense in the year.

6.         Share Capital and Special Warrants (continued)

A summary of the status of options granted by the Company is as follows:

		Weighted Average
	Number	Exercise Price
Options outstanding at December 31, 2005	2,740,000	$ 1.25
Granted	725,000	3.39
Exercised	(16,667)	1.25
Forfeited	(335,000)	1.59
Options outstanding at December 31, 2006	3,113,333	1.71
Granted	1,704,000	2.40
Exercised	(116,665)	1.25
Forfeited	(795,000)	2.98
Options outstanding at December 31, 2007	3,905,668	$ 1.77

The weighted average fair value of options granted during the year ended December 31, 2007 was $2.17. Each option entitles the holders to purchase one common share.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.00 – 1.30	2,201,668	2.92	$1.25	1,443,336	$1.25
$2.10 - $3.67	1,704,000	4.38	$2.44	258,333	$2.84
	3,905,668	3.56	$1.77	1,701,669	$1.49

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2007	2006
Risk-free interest rate	4.02% - 4.67%	3.86% - 4.21%
Dividend yield	0%	0%
Volatility	148%	154%
Approximate expected lives	5 years	5 years

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

7.

Income Taxes

The Company has two branches in China, Beijing Silver and Fuwan for Canadian tax purposes.  The operating results of these two branches are included in the Company’s tax reporting for Canadian tax purposes.   From a Chinese tax reporting perspective, the operating result of these two branches is included in Minco China’s operating results.

On March 16, 2007, the National People’s Congress (NPC) of China approved the new Corporate Income Tax Law, which will become effective on January 1, 2008.  The new law establishes a unified 25% tax rate for both domestic enterprises and foreign invested enterprises (FIEs).  This change of the Chinese tax law will have impact to the extent of the Company’s business operation in China when the Company becomes profitable in China.

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the following items:

	2007	2006
	34.12%	34.12%
Income tax recovery at statutory rates	$ (2,482,270)	$ (1,452,577)
Deductible expenditures	(150,048)	(128,713)
Non-deductible expenditures	590,113	505,158
Unrecognized benefits of foreign exploration and development expenditures	1,141,968	527,530
Unrecognized benefits of losses carried forward	202,362	446,842
Impact of federal income tax rate change	697,875	101,760
	$ -	$ -

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at December 31 are as follows:

	2007	2006
	27%	31%
Future income tax assets:
Non-capital losses	$ 942,240	$ 739,598
Unused cumulative foreign exploration and development expenses	2,301,282	1,159,314
Capital assets	12,521	6,151
Write down of securities	2,614	-
Share issue costs	284,092	443,123
	$ 3,542,749	$ 2,348,186
Less: valuation allowance	(3,542,749)	(2,348,186)
Total future income tax assets	$ -	$ -

The net amount which would give rise to a future income tax asset has not been recognized as realization is not considered more likely than not. Due to the uncertainty of future taxable income, all deferred tax assets have been fully valued against.

7.

Income Taxes (continued)

The Company has $3,489,777 of non-capital losses carry-forward for Canadian income tax purposes of which $52,974 expires in 2014, $891,400 expires in 2015, $1,442,327 expires in 2016 and $1,103,076 expires in 2017. The Company also has $8,523,268 (2006-$3,739,723) of cumulative foreign resource expenses for Canadian income tax purposes which can be carried forward indefinitely and used to reduce future taxable income in Canada.

As explained in note 12(a) and (b) there is some risk to the Company’s ownership in all of its mineral interest in China as it does not hold its interests directly as described in note 12(a). If such risk materializes, the basis on which the future income tax assets have been recorded may change and as such the company may lose the tax deductions and future income tax assets related to the mineral interest in China.

8.

Related Party Transactions

a.

Accounts receivable at December 31, 2007 include $1,929,893 (December 31, 2006 – $363,889 due to) due from Minco Gold. The amount due from Minco Gold is unsecured, non-interest bearing and payable on demand.

b.

Due to Minco China at December 31, 2007 was $4,639,788 (December 31, 2006 – $78,515), used for expenditures on the Fuwan Property, new silver projects’ investigation, and shared office expenses in Minco China. The amount due to Minco China, a wholly-owned subsidiary of Minco Gold, is unsecured, non-interest bearing and payable on demand.

c.

In 2007, the Company paid consulting fees of $177,187 (December 31, 2006 – $164,075) to companies controlled by the CEO of the Company. These consulting fees are included in exploration costs, property investigation, management fees and investor relations. The Company also paid director’s fees of $56,833 to three independent directors (December 31, 2006 - $41,250).

d.

In 2007, the Company paid or accrued $67,141 (December 31, 2006 – $55,216) in respect of rent, $237,179 (December 31, 2006 – $155,169) in respect of exploration costs, and $732,441 (December 31, 2006 – $779,518) in respect of shared office expenses to Minco Gold.

e.

As disclosed in Note 6 (a), the Company entered into a strategic alliance with Silver Standard, a company which is a shareholder of the Company and which is related by one common director.

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

9.

Geographical Information

The Company’s business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company’s assets and liabilities and net loss is as follows:

	December 31,	December 31,
	2007	2006
Current Assets
Canada	$ 18,959,458	$ 20,505,205
China	53,627	58,540
	$ 19,013,085	$ 20,563,745

Long-term Assets
Canada	$ 67,734	$ 32,932
China	176,350	47,587
	$ 244,084	$ 80,519

Current Liabilities
Canada	$ 4,872,518	$ 1,038,394
China	735,549	786,332
	$ 5,608,067	$ 1,824,726

	Year ended December 31, 2007	Year ended December 31, 2006
Net Loss
Canada	$ (2,492,865)	$ (2,336,044)
China	(4,782,252)	(1,921,217)
	$ (7,275,117)	$ (4,257,261)

10.

Commitments

(a)

   The Company has commitments in respect of office leases requiring minimum payments of $53,564, as follows:

2008	$ 25,967
2009	7,667
2010	6,277
2011	5,204
2012	4,024
2013	4,426
$ 53,564

(b)

   The Company has committed $351,564 (December 31, 2006 - $440,000) for drilling programs on the Fuwan Property.

11.

Financial Instruments

Fair value – The fair values of receivables, accounts payable and accrued liabilities  approximates their carrying values due to the short-term nature of these financial instruments.

Foreign exchange risk – The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk – The Company is exposed to interest rate risk on its short-term investments.

Credit risk – The Company generally places its short-term investment funds into government and Canadian bank debt securities and is therefore subject to minimal credit risk with regard to temporary investments.

12.

Contingencies

(a)

The Company’s interest in the Changkeng Property relates to the assignment to it by Minco Gold of Minco Gold’s right to earn up to a 51% interest in the Changkeng Property’s silver mineralization pursuant to the Preliminary Changkeng Joint Venture (“JV”) Agreement dated April 16, 2004, superseded by the formal joint venture agreement dated September 28, 2004.  On February 28, 2007 Minco China signed a joint venture agreement with the JV partners to form Guangdong Mingzhong Mining Corporation (“Mingzhong”). Mingzhong received its business license on March 30, 2007.  The original Changkeng exploration permit, which expired in September 2006, has been renewed until September 10, 2008 and was held by No. 757 Exploration Team.  Mingzhong has signed an exploration permit transfer agreement with No. 757 Exploration Team and Mingzhong received the exploration permit subsequent to the end of the year. The Company’s interest in the silver mineralization of the Changkeng Property is entirely dependent on: (i) the Changkeng JV (or Minco Gold directly) maintaining the Changkeng Permit; and (ii) Minco Gold acquiring and maintaining a 51% interest in the Changkeng JV (or in the Changkeng Property).

(b)

There is some risk to the Company’s ownership in all of its mineral interests in China as it does not hold its interests directly. The Company, Minco China and Minco Gold have confirmed pursuant to the Second Confirmation Agreement that Minco China holds the Fuwan Permits on behalf of and in trust for the Company on a temporary basis, until such time as the Company has established a new Chinese corporation, majority controlled by the Company. When the Chinese subsidiary has been established, the Company will direct the permits to be transferred, subject to government approval, from Minco China to the newly established subsidiary. The Company has the sole authority to direct Minco China in the future as to any transfer or other transaction relating to the Fuwan Permits. Minco Gold and Minco China agreed in the Second Confirmation Agreement not to transfer, sell, pledge, grant security interests in, or otherwise encumber, in any manner whatsoever, the Fuwan Permits. In addition, Minco Gold agreed pursuant to the Second Confirmation Agreement not to transfer or sell any of its ownership or equity interest in Minco China or encumber its interest in any way if any of the foregoing, individually or in combination, would have the effect of Minco Gold holding at any point in time less than, on an actual or a fully-diluted calculation basis, a 75% unencumbered ownership interest in Minco China. Likewise, Minco China agreed pursuant to the Second Confirmation Agreement not to enter into any agreement or grant any option or right for the purchase, sale, transfer or issuance of any ownership or equity interests in Minco China if any of the foregoing, individually or in combination, would have the effect of Minco Gold holding at any point in time less than, on an actual or a fully-diluted calculation basis, a 75% unencumbered ownership interest in Minco China.

See Note 4 also.

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

(a)

Effective January 1, 2006, the Company adopted SFAS 123(R) “Share-Based Payment” for US GAAP purposes. SFAS 123(R) requires that stock-based compensation expense be based on awards that are ultimately expected to vest. The adoption of SFAS 123(R) did not result in a significant difference from the stock-based compensation expense that would have been recognized under SFAS 123.

(b)

Comprehensive income:

Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet.

All of the Company’s short-term investments were classified as available-for-sale securities under US GAAP up to December 31, 2006. Available-for-sale securities are recorded at market value. Unrealized holding gains and losses on available-for sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders’ equity until realized. Starting from January 1, 2007, the Company changed the classification for all new short-term investments to held-for-trading.  Held-for-trading financial assets are recorded at market value and any unrealized gains or losses on held-for-trading financial assets are included in net income.  Any securities acquired prior to January 1, 2007 and still held as at December 31, 2007 would still be classified as available-for-sale. There were no securities acquired in 2006 that were still held by the company as at December 31, 2007 and hence, all short-term investments as at December 31, 2007 were classified as held-for-trading.

 (c)

Income Tax Uncertainty:

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. No future income tax asset has been recognized as realization is not considered more likely than not, due to the uncertainty of future taxable income.  There is no difference between the Company’s treatment of income taxes under Canadian GAAP versus US GAAP.

(d)

Reconciliation of consolidated balance sheet items:

There were no reconciling items between US GAAP and Canadian GAAP identified for the years ended December 31, 2007 and 2006.

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(e)

Reconciliation of consolidated statement of operations items:

There were no reconciling items between US GAAP and Canadian GAAP identified for the years ended December 31, 2007, 2006 and for the life-to-date period ended December 31, 2007.

(f)

Recent accounting pronouncements:

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51". This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. Upon its adoption, effective as of the beginning of the Company's fiscal 2010, non-controlling interests will be classified as equity in the Company's balance sheet and income and comprehensive income attributed to the non-controlling interest will be included in the Company's income and comprehensive income. The provisions of this standard must be applied prospectively upon adoption except for the presentation and disclosure requirements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures the assets acquired, liabilities assumed, and any non-controlling interest in the acquiree. The provisions of SFAS No. 141(R) will become effective for the Company's business combinations occurring on or after January 1, 2009.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company currently is assessing the impact of SFAS 159 on its' consolidated financial position or results of operation.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under otheraccounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The Company has not determined the effect, if any, that the adoption of SFAS 157 will have on the Company's consolidated financial position or results of operations.

In February 2008, the FASB released FSP No. FAS 157-2. FSP No. FAS 157-2 defers the effective date of SFAS 157 for one year for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. It does not defer recognition and disclosure requirements for financial assets and financial liabilities, or for non-financial assets and non-financial liabilities that are remeasured at least annually.

14.

Subsequent Event

Subsequent to the end of the year, Mingzhong received the Changkeng exploration permit from the No. 757 Exploration Team.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and that it has duly caused the undersigned to sign this Annual Report on its behalf.

MINCO GOLD CORPORATION

Dated:

June 29, 2008

“Ken Z. Cai”

Ken Z. Cai, President

EXHIBIT 12.1

CERTIFICATION

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ken Z. Cai, certify that:

1.	I have reviewed this annual report on Form 20-F of Minco Gold Corporation;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  June 30, 2008

“Ken Z. Cai

Ken Z. Cai, President

EXHIBIT 12.2

CERTIFICATION

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ken Z. Cai,                                                                I Garnet Clark, certify that:

1.	I have reviewed this annual report on Form 20-F of Minco Gold Corporation;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  June 30, 2008

“Garnet Clark”

Garnet Clark, Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Minco Gold Corporation for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  June 30, 2008

“Ken Z. Cai”

Ken Z. Cai President

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Minco Gold Corporation for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:

June 30, 2008

“Garnet Clark”

Garnet Clark, Chief Financial Officer

Exhibit 14.1

CONSENT OF P & E MINING CONSULTANTS INC.

We consent to the reference to our firm under the caption "Experts" and to the use of our amended and revised updated Technical Report entitled “Technical Report and Resource Estimate on The Fuwan Property, Guangdong Province, China for Minco Silver Corporation”, dated November 7, 2006,  and the use of our Technical Report entitled “Technical Report and Resource Estimate on the Changkeng Gold Property Guangdong Province, China for Minco Gold Corporation (the “Reports”) all prepared in compliance with National Instrument 43-101 and Form 43-101F1 in the Annual Registration Statement (Form 20-F) of Minco Mining & Metals Corporation (the “Company”).

We have read the Annual Registration Statement (Form 20-F), the National Instrument 43-101 (the "Instrument"), the Companion Policy 43-101CP, and Form 43-101F1 (the "Form 43-101F1"), and confirm that:

(a)

we have no reason to believe that there are any misrepresentations in the information contained in the Annual Registration Statement (Form 20-F) derived from “The Reports” or that is within our knowledge as a result of the investigations and enquiries made by us in connection with the preparation of the Repors;

(b)

the Reports complies with the requirements of the Instrument and Form 43-101F1.

Further, we hereby confirm our consent to the Company's use of the Annual Registration Statement (Form 20-F) for its regulatory filing purposes and its disclosure to the public.

                                                                                       ________________________

Eugene Puritch, P.Eng

Tracy Armstrong, P.Geo

President

Sr. Associate Geologist

P&E Mining Consultants Inc.

P&E Mining Consultants Inc.

_____________________

Antoine Yassa, P.Eng

P&E Mining Consultants Inc.

Brampton, Ontario, Canada

June 30,  2008

Exhibit 14.2

CONSENT OF PETER FOLK

 Professional Engineer

I consent to the reference of myself under the caption "Experts" and to the use of my Technical Report entitled “Report on the Jinniushan Gold Project Yuanling County, Hunan Province People’s Republic of China”, dated December 28, 2006 (the “Report”) for Minco Mining & Metals Corporation prepared in compliance with National Instrument 43-101 and Form 43-101F1 in the Annual Registration Statement (Form 20-F) of Minco Gold Corporation (the “Company”).

I have read the Annual Registration Statement (Form 20-F), the National Instrument 43-101 (the "Instrument"), the Companion Policy 43-101CP, and Form 43-101F1 (the "Form 43-101F1"), and confirm that:

(c)

we have no reason to believe that there are any misrepresentations in the information contained in the Annual Registration Statement (Form 20-F) derived from “The Report” or that is within our knowledge as a result of the investigations and enquiries made by us in connection with the preparation of the Report;

(d)

the Report complies with the requirements of the Instrument and Form 43-101F1.

Further, we hereby confirm our consent to the Company's use of the Annual Registration Statement (Form 20-F) for its regulatory filing purposes and its disclosure to the public.

Peter Folk, P.Eng

Mayne Island, British Columbia, Canada

June 30, 2008