Form 20-F
period 2008-12-31
MINCO GOLD CORP
filed 2009-07-30
CIK 1020825

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20F

☐

ANNUAL REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:    December 31, 2008:    42,989,051

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

Large accelerated filer:   ☐

Accelerated file:   ☐

Non-accelerated filer:  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued

Other ☒

By the International Accounting Standards Board ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the restrant has elected to follow:

           ☒Item 17

☐Item 18

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

GLOSSARY OF TERMS

“757 Team”	means the No. 757 Geo-Exploration Team, an entity owned and controlled by the Guangdong Geological Bureau (“GGB”) of the PRC government.
“757 Transfer Agreement”	means the agreement dated November 19, 2004 between 757 Team and Minco China pursuant to which 757 Team agreed to transfer and sell to Minco China the Original Fuwan Silver Permit.
“Additional Permits”	means collectively the Luoke-Jilinggang Permit, the Guyegang-Sanyatang Permit, the Guanhuatang Permit and the Dadinggang Property.
“alteration”	chemical and mineralogical changes in a rock mass resulting from reaction with hydrothermal fluids or changes in pressure and temperature.
“Amending Contract”	means the contract dated January 10, 2006 between Minco Silver Corporation and GGB.
“anomalous”

adjective describing a sample, location or area at which either (i) the concentration of an element(s) or (ii) a geophysical measurement is significantly different from (generally higher than) the average background concentrations in an area.  Though it may not constitute mineralization, an anomalous sample or area may be used as a guide to the possible location of mineralization.

“anomaly”	an area defined by one or more anomalous points.
“antimony”	A trivalent and pentavalent metalloid element that is commonly metallic silvery white, crystalline, and brittle yet rather soft.
“assay”	an analysis of the contents of metals in mineralized rocks.

“Assignment Agreement”	means the assignment agreement dated August 20, 2004 between the Minco Gold, Minco Silver Corporation, Minco China and Minco BVI.
“Au”	Gold.
“Baojiang”	means Foshan Baojiang Nonferrous Metals Corporation.
“breccia”	a coarse grained rock composed of large, >2mm angular rock fragments that have been cemented together in a fine grained matrix.
“Changkeng JV Agreement”	means the formal joint venture agreement dated September 28, 2004 between the Company, GGB, Zhenjie, Baojiang and GD Gold.
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

“First Confirmation Agreement”	means the confirmation agreement dated May 2, 2005 between the Company, Minco China and Minco Silver Corporation.
“Fuwan JV Agreement”	means the formal joint venture agreement dated September 28, 2004 between Minco Silver Corporation and GGB.
“Fuwan Permits”	means, collectively, the Fuwan Silver Permit and the Additional Permits.
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

“Fuwan Silver Permit”

means the reconnaissance survey exploration permit (# 0100000730293) in respect of the 0.79 km2 Fuwan silver property in Gaomong Region, Foshan City of Guangdong Province issued to Minco China and initially having validity from August 20, 2007 to July 20, 2009.   The Fuwan Silver Permit was transferred to FoShan Minco, a subsidiary of Minco Silver, before the permit’s original expiry date in conjunction with the combination of the Fuwan Silver Permit and the “Luoke-Jilinggang Permit” as one permit, under a new expiry date of the permit of July 20, 2011.

“g/t”	unit of grade expressed in grams/tonne.
“gangue”	the non economic portion of ore.
“GD Gold”	means Guangdong Gold Corporation.
“geophysical”	the use of geophysical instruments and methods to determine subsurface conditions by analysis of such properties as specific gravity, electrical conductivity, and magnetic susceptibility.
“GGB”	means Guangdong Geological Bureau, an entity owned and controlled by the Guangdong Geological Bureau of the PRC government.
“gouge”	a thin layer of soft earthy putty-like rock material along the containing wall of a mineral vein.
“grade”	the amount of valuable mineral in each tone of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.
“Guanhuatang Permit”

means the reconnaissance survey exploration permit (# 0100000510045) in respect of the 37.38 km2 Guanhuatang silver and multi-metals property in Foshan City of Guangdong Province issued to Minco China and having validity from April 7, 2005 to April 7, 2008. The new expiry date of the permit is on April 07, 2010.

“Guyegang-Sanyatang Permit”

means the reconnaissance survey exploration permit (# 0100000510047) in respect of the 91.91 km2 Guyegang-Sanyatang silver and multi-metals property in Gaoming Region, Foshan City of Guangdong Province issued to Minco China and having validity from April 7, 2005 to April 7, 2008. The new expiry date of the permit is on April 07, 2010.

“hydrothermal”	of or pertaining to heated water, to the action of heated water, or to the products of the action of heated water.
“limestone”	A sedimentary rock consisting of chiefly >50% calcium carbonate.
“Luoke-Jilinggang Permit”

means the reconnaissance survey exploration permit (# 0100000620526) in respect of the 75.76 km2 Luoke-Jilinggang silver and multi-metals property in Gaoyao City, Zhaoqing City of Guangdong Province issued to Minco China and having validity from December 31, 2006 to April 7, 2008. The new expiry date of the permit is on July 20, 2011.

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

“mineralization” “MOLAR”	the process or processes by which a mineral or minerals are introduced into a rock, resulting in an economically valuable or potentially valuable deposit. Means the Ministry of Land and Resources
“Original Fuwan Silver Permit”

means the reconnaissance survey exploration permit (# 440000040093) in respect of the 0.79 km2 Fuwan silver property in Gaoming Region, Foshan City of Guangdong Province, legally conferred to 757 Team by Guangdong Department of Land and Resources on September 12, 2003.

“outcrop”	an exposure on the surface of the underlying rock.
“oz”	Troy ounce consisting of 31.1035 grams.
“Pb”	Lead.
“Preliminary Changkeng JV Agreement”	means the preliminary joint venture agreement dated April 16, 2004 between Minco Gold, GGB, Zhenjie and Baojiang.
“Preliminary Fuwan JV Agreement”	means the preliminary Fuwan joint venture agreement dated April 16, 2004 and amended August 18, 2004 between Minco BVI and GGB
“pyrite”	A sulphide mineral of iron and sulphur.
“Pyroclastic”	refers to a sedimentary rock composed or airborne volcanic material from a volcanic eruption.
“Qualified Person”

an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of an approved self-regulating organization.

“quartz”	A common rock-forming mineral comprised of silicon and oxygen (SiO2).
“RMB”	means the Chinese currency Renminbi.
“sample”	a sample of selected rock chips from within an area of interest.
“sandstone”	A medium grained clastic sedimentary rock.
“Sb”	Antimony.
“Second Confirmation Agreement”	means the confirmation agreement dated August 24, 2006 between Minco Gold, Minco China and Minco Silver.
“sedimentary rock”	A rock that has been formed by the consolidation of loose sediment that has accumulated in layers.

“sedimentary”	formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of disposition.
“State”	means the central government of China
“strike”	the direction or trend that a structural surface takes as it intersects the horizontal.
“sulphide”	a class of minerals commonly combining various elements in varying ratios with sulphur.
“tonne”	metric unit of weight consisting of 1,000 kilograms.
“Transfer Confirmation Agreement”	means the confirmation agreement dated November 19, 2004 between 757 Team, GGB and Minco China.
“Triassic”	the period of geological time from 225 to 195 million years before present.
“vein”	A tabular mineral deposit formed in or adjacent to faults or fractures by the deposition of minerals from hydrothermal fluids.
“veinlet”	A small vein; the distinction between vein and veinlet tends to be subjective.
“volcanic”	pertaining to the activity, structures or rock types of a volcano.
“Zhenjie”	means Zhuhai Zhenjie Development Ltd.

“JVs”

means Joint Venture established with Chinese partners. The Company owns controlling interests of over 50% in all JVs in China.  Joint Venture as used in reference to “Chinese joint venture,” “co-operative joint venture,” “equity joint venture,” “Sino-foreign joint venture” and “Sino-foreign co-operative joint venture” does not refer to a joint venture as contemplated by US or Canadian GAAP. The term reflects the nomenclature of the related agreements.

“ZhongJia”

means a subsidiary, Zhongjia Minco in China

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

PART 1

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth as of June 15, 2009, the names, business addresses and functions of the Company’s directors and senior management.

Name	Business Address	Position
Ken Cai	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3	President, Chief Executive Officer and Director
Robert M. Callander	43 Delhi Avenue North York, Ontario, Canada M5M 3B8	Director
Michael Doggett	Vancouver, British Columbia, Canada	Director
Malcolm F. Clay	West Vancouver, British Columbia, Canada	Director
Dwayne Melrose	Suite 1200, Kunxun Tower, 9 Zhichun Road, Haidian District, Beijing, China, 100191	VP Exploration and Director
Paul Zhang	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3	Chief Financial Officer and VP Finance

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

C.

AUDITORS

The Company's auditors are Ernst & Young, LLP, Chartered Accountants, located at Pacific Centre, 700 West Georgia Street, Suite 2300, Vancouver, British Columbia, Canada, V7Y 1C7.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The following selected financial information for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 are derived from the financial statements of the Company and should be read in conjunction with the financial statements and the notes attached to this Annual Report.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Over the period reviewed, there have been significant differences between Canadian GAAP and United States GAAP.

Canadian GAAP

	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
Operations
Interest and sundry income	$ 356,359	$ 306,819	$ 673,570	$ 475,554	318,424
Exploration expense	10,546,507	2,947,948	2,535,281	2,666,958	766,377
Operating loss	(15,373,756)	(7,973,486)	(8,295,163)	(5,514,779)	(3,234,271)
Loss from continuing operations	(14,429,035)	(7,540,635)	(1,529,160)	(939,153)	(850,421)
Loss for year	(13,264,305)	(7,580,231)	(1,589,324)	(1,013,541)	(861,662)
Loss per Common share from continuing operations
(basic and diluted)	$ (0.30)	$ (0.18)	$ (0.04)	$ (0.03)	$ (0.03)
Common shares used in calculations	42,970,813	42,908,809	41,193,591	34,501,784	28,117,471

Consolidated Balance Sheet Data
Total assets	10,558,425	16,747,109	19,584,528	18,643,798	13,025,691
Mineral interests	-	358,500	358,500	100	100
Total liabilities	8,688.807	2,819,893	501,128	1,365,105	316,154
Net assets	1,869,618	13,844,531	19,083,400	17,278,693	12,709,537
Share capital	34,021,922	33,941,510	33,809,903	$28,187,245	$24,690,137
Shares outstanding – basic	42,989,051	42,928,385	42,865,219	38,633,992	35,043,897

United States GAAP

	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
Operations
Interest and sundry income	$ 356,359	$ 306,819	$ 673,570	$ 475,554	$ 318,424
Exploration expense	10,546,507	2,947,948	2,535,281	2,666,958	766,377
Loss for year	(16,893,597)	(7,582,231)	(6,802,234)	(5,427,996)	(3,407,927)

Income (loss) per common share
From continuing operations
(basic and diluted)	$ (0.39)	$ (0.18)	$ (0.17)	$ (0.16)	$ (0.12)
Common shares used in calculations	42,970,813	42,908,809	41,193,591	34,501,784	28,117,471

Consolidated Balance Sheet Data
Total assets	8,419,352	16,747,109	19,838,955	18,643,798	13,056,229
Mineral interests	-	358,500	358,500	100	100
Total liabilities	8,688,807	2,819,893	501,128	1,365,105	315,154
Net assets	(269,455)	13,844,531	19,337,827	17,278,693	12,741,075
Share capital	$ 36,837,578	$36,757,166	$36,625,559	$31,002,901	$26,044,338
Common shares outstanding	$ 42,989,051	42,928,385	42,865,219	38,633,992	35,043,897

Exchange Rates

The following table sets forth information as to the average period end, high and low exchange rate for Canadian dollars and US dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (US$1.00 = S/B C$1.0838 as at July 28, 2009).

Year Ended December 31	Average	Period End	High	Low
2008	1.07	1.22	1.30	0.97
2007	1.07	0.99	1.19	0.92
2006	1.13	1.16	1.17	1.10
2005	1.22	1.14	1.27	1.14
2004	1.26	1.20	1.40	1.18
2003	1.35	1.29	1.58	1.29

The following table sets out the high and low exchange rate for each month during the previous six months:

Month	High	Low
June 2009	$1.163	$1.078
May 2009	$1.205	$1.089
April 2009	$1.271	$1.198
March 2009	$1.306	$1.219
February 2009	$1273	$1.213
January 2009	$1.277	$1.176
December 2008	$1.301	$1.182

B.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of December 31, 2008 and December 31, 2007 in accordance with Canadian GAAP.  This section should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this Annual Report.

	As of December 31, 2008	As of December 31, 2007
Shareholders’ equity
Common shares, unlimited number of common shares without par value:
42,989,051 (2007 – 42,928,385) issued and outstanding shares	34,021,922	33,941,510
Contributed surplus	4,930,097	3,721,117
Deficit	(37,082,401)	(23,818,096)
Total capitalization and indebtedness	1,869,618	13,844,531

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

Currency Exchange Rates

The Company maintains its accounts in US dollar, Canadian dollar and Chinese Renminbi (“RMB”) denominations. The government of the People’s Republic of China (“PRC” or “China”) maintained the exchange rate between the RMB and the US dollar as a constant until July 2005 and thus exchange rates between the Canadian dollar and the RMB fluctuated in tandem with the changing exchange rates between the US and Canadian dollars. Since July 2005, the value of the RMB has been tied to a basket of currencies of China’s largest trading partners. Given that most of Minco Gold’s expenditures are currently and are anticipated to be incurred in Canadian dollars and RMB, Minco Gold is subject to foreign currency fluctuations which may materially affect its financial position and operating results. The Company does not currently have a formal hedging program to mitigate foreign currency exchange risks.

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

Potential Conflicts of Interest

None of the Company’s officers and directors devotes their full-time efforts to the Company. Certain members of the Company’s board and officers of the Company also serve as officers or directors of other companies involved in natural resource exploration and development. Consequently, there exists the possibility that those directors and officers may be in a position of conflict. In particular, Ken Z. Cai serves as Director and CEO in each of the Company, Minco Silver and Minco Base Metals. In addition, Paul Zhang serves as Chief Financial Officer and Vice President Finance and Dwayne Melrose serves as Vice President, Exploration with each of the Company, and Minco Silver and as a Director of Minco Base Metals. Any decision made by those directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors or officers may have a conflict of interest. Nevertheless, there remains the possibility that the best interests of the Company will not be served because its directors and officers have other commitments.

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

The Company is a Passive Foreign Investment Company for United State Federal Income Tax Purposes

The Company believes that it is not a passive foreign investment company (“PFIC”) for United States Federal income tax purposes because it does not earn 75% or more of its gross income from passive sources, or more than 50% of the value of its assets during the year is attributable to assets that produce or are held for the production of passive income.   See Item 10.E. “Taxation - United States Tax Consequences - Passive Foreign Investment Companies.”

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

Environmental Considerations

Although the PRC has enacted environmental protection legislation to regulate the mining industry, due to the very short history of this legislation, national and local environmental protection standards are still in the process of being formulated and implemented. The legislation provides for penalties and other liabilities for the violation of such standards and establishes, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are being or have been conducted.  The Company believes that there are no outstanding notices, orders or directives from central or local environmental protection agencies or local government authorities alleging any breach of national or local environmental quality standards by Minco China, GGB, the 757 Team or any other party in respect of the Company’s properties in China. Although the Company intends to fully comply with all environmental regulations, there is a risk that permission to conduct exploration and development activities could be withdrawn temporarily or permanently where there is evidence of serious breaches of such standards.

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

Ownership and Regulation of Mineral Resources is subject to extensive government regulation

Ownership of land in China remains with the State, and governments at the national, regional and local levels, are extensively involved in the regulation of exploration and mining activities. Transfers of exploration and mining rights are also subject to governmental approval.  Failure or delays in obtaining necessary approvals could have a materially adverse affect on the financial condition and results of operations of the Company. Nearly all mining projects in the PRC require government approval. There can be no certainty that any such approvals will be granted (directly or indirectly) to Minco China in a timely manner, or at all.

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

On November 15, 2008 the Company completed its intended Plan of Arrangement and spun off the White Silver Mountain Project to Minco Base Metals Corporation (“Minco Base Metals”) with the intention to build a strong base metals company in China.  The Plan of Arrangement resulted in the shareholders of the Company receiving one common share of Minco Base Metals for every five common share of the Company held on the record date, which was November 15, 2007.  The Company now holds no shares of Minco Base Metals.

The Company believes that separating its assets into two companies, with Shareholders holding proportionate interests in each company provides a significant opportunity to increase overall shareholder value, with increased flexibility to utilize and exploit their respective assets.

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

The Company is engaged in the exploration and acquisition of gold, silver and base metal properties in China.  The Company is an exploration stage company and none of the properties are currently beyond the advanced exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration work may be required before a final evaluation as to the economic and legal feasibility is determined.  For further information, see Item 3.D – “Risk Factors”.  Since the signing of the Company’s first co-operation agreement on the Chapuzi Project in China in 1995, the Company has been active in mineral exploration and property evaluations in China.  The Company intends, through its subsidiaries, to build a portfolio of base metal and precious metal properties in China.

The Company currently holds interest in a number of sino-foreign co-operative joint ventures with Chinese mining organizations, holding mineral rights in China, located in Sichuan, Xinjiang, Hebei, Henan Inner Mongolia, Guangdong and Gansu provinces.  The Company in 2004, spun-out its Silver and Base Metals properties to Minco Silver Corporation and Minco Base Metals Corporation respectively and retains its gold projects (Gobi Gold, Gold Bull Mountain, Longnan, Xiaoshan and Changkeng).  The equity markets for junior mineral exploration companies are unpredictable.  The Company may also enter into cost sharing arrangements through joint venture agreements.  While management believes that the quality of the concessions now held by the Company will attract joint venture partners in the short-term and medium-term, there is no guarantee that the terms would be as favorable as management would like.  For detailed property descriptions please refer to section D – “Description of Property”.

Financial (Canadian GAAP)

Year Ended December 31, 2008

In 2008, the Company generated cash of $2,928,000 from financing activities, compared to $573,000 in 2007. The 2008 financing consists of issuance of common shares in Minco Gold through the exercise of stock options, which generated $46,000, and the repayment of a loan from one related party, which generated cash of $2,881,000.

In 2008, the Company used cash of $10,656,000 to support operating activities compared to $4,883,000 in 2007.  The net loss in 2008 was $14,429,000. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $101,000, stock-based compensation of $1,243,000, write down of mineral interest of $359,000 and equity loss on investment in Minco Silver of $949,000. In addition, certain other operating items did not generate cash including a dilution gain of $1,544,000, the write down of short-term investments of $76,000 and the minority non-controlling interest loss of $83,000. It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $1,431,000.  Cash flow generated by discontinued operations in 2008 was $677,000 compared to $2,000 in 2007.

Year Ended December 31, 2007

In 2007, the Company generated cash of $573,000 from financing activities, compared to $4,940,000 in 2006. The 2007 financing included issuance of common shares in Minco Gold through the exercise of stock options, which generated $106,000, the contribution of cash from non-controlling interests of $512,000, offset by the cost of a share buyback program of $44,000.

In 2007, the Company used cash of $4,883,000 to support operating activities compared to $5,387,000 in 2006.  The net loss in 2007 was $7,504,000. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $55,000, stock-based compensation of $2,023,000, a gain on sale of Minco Silver shares of $2,978,000 and equity loss on investment in Minco Silver of $3,240,000. In addition, certain other operating items did not generate cash including a dilution gain of $191,000, write down of short-term investments of $233,000 and the minority non-controlling interest in the loss of $429,000. It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $295,000.  Cash flow generated from discontinued operations in 2007 was $2,000 compared to $220,000 cash used in 2006.

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

a)

the preliminary Fuwan Joint Venture agreement dated April 16, 2004 and amended August 18, 2004 between Minco BVI and GGB;

b)

the right to earn the 51% interest in the silver mineralization to be acquired by Minco Gold pursuant to the Changkeng JV Agreement; and

c)

certain additional exploration permits identified by and to be acquired by Minco China, namely the Additional Permits.

In consideration for the assignment of the foregoing interests, Minco Silver issued 14,000,000 common shares to the Company.

The Company holds 13,000,000 common shares of Minco Silver which, as of December 31, 2008, represents an ownership interest of 40.48% of Minco Silver.  During December 2007, the Company sold 1,000,000 common shares of Minco Silver at a gross price of $3.25 per share. This transaction resulted in a gain of $2,978,034.

The Changkeng Joint Venture

On April 16, 2004, Minco Gold, GGB, Zhenjie and Baojiang entered into a preliminary joint venture agreement to explore and develop the mineral property underlying the Changkeng Permit. The target mineral on the Changkeng Property is gold but the property is known to also contain silver mineralization.

On August 20, 2004, Minco Silver, Minco Gold, Minco China and Minco BVI entered into the Assignment Agreement whereby Minco Gold, Minco BVI and Minco China assigned to Minco Silver their respective interests in, among other things noted above, Minco Gold’s right to earn up to a 51% interest in the Changkeng Property’s silver mineralization pursuant to the Preliminary Changkeng JV Agreement.

The Preliminary Changkeng JV Agreement was superseded by a formal joint venture agreement dated September 28, 2004 made among the original four parties to the preliminary joint venture agreement and a fifth company, GD Gold. The Changkeng JV Agreement provides for the establishment of a Sino-foreign joint venture with limited liability to be named Guangdong Minco-Jinli Mining Co., Ltd. (the “Changkeng JV”) to explore and develop non-ferrous and precious metals resources. The Changkeng JV Agreement provides that the total investment of the Changkeng JV (the “Changkeng Total Investment”) will be 100 million RMB and that the registered capital of the Changkeng JV will be 50 million RMB.

The contribution proportions of the parties to the preliminary Changkeng JV Agreement were as follows: GGB - 19%; Minco Gold - 51%; Zhenjie - 18%; Baojiang - 10%; and GD Gold - 2%. In order to earn a 51% equity interest in the Changkeng JV, Minco Gold must contribute 51 million RMB of the Changkeng Total Investment in six instalments.  The parties to the Changkeng JV Agreement agreed that following the establishment of the Changkeng JV, the parties would take the necessary steps to acquire the Changkeng Permit from the 757 Team for total consideration of 33 million RMB (approximately $5.88 million Canadian Dollars).

On February 8, 2007, Minco China replaced Minco Gold as the controlling shareholder in MingZhong by signing a joint venture agreement with the JV partners to form Guangzhou MingZhong Mining Co., Ltd (“MingZhong”); GD Gold chose not to participate in the new agreement. This agreement superseded the previous JV agreement on September 28, 2004. The contribution proportions of the parties to the Changkeng JV Agreement are as follows: Minco China - 51%; GGB 21%; Zhenjie - 18%; Baojiang - 10%. A business license was granted in 2007 to Guangzhou Mingzhong Mining Co. Ltd. (“Mingzhong”), a co-operative joint venture established among Minco China, GGB, and two private Chinese companies to jointly explore and develop the Changkeng Property.  Under the terms of the agreement, Minco China had the right to earn a 51% equity interest in Mingzhong with a total contribution of RMB 51 million (approx. US $7.1 million).  The other shareholders will contribute RMB 49 million (approx. US $6.8 million) for their 49% equity interest in Mingzhong.

The original Changkeng Permit has been renewed each year since 2004 and is currently in good standing until September 10, 2009.

Mingzhong has signed a purchase agreement to buy a 100% interest in the Changkeng Exploration Permit on the Changkeng Property from the 757 Team.  The total purchase price (the “Purchase Price”) is  RMB 49 million (approx. US $6.8 million), payable in three instalments within two years.  The Ministry of Lands and Resources has approved the Purchase Price and the transfer of the Changkeng Exploration Permit from 757 Team to Mingzhong.  The Company can now proceed with the exploration program on the Changkeng Property with the granting of the business license and the transfer of the Changkeng Exploration Permit.

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

The 757 Team Agreement

Pursuant to an agreement made between the 757 Team and Minco China dated November 19, 2004, as amended November 19, 2004 (the “757 Transfer Agreement”), the 757 Team agreed to sell to Minco China its interests in the property which is the subject of the Fuwan Exploration Permit in consideration for the purchase price of 10.33 million RMB (approximately $1.5 million). Pursuant to a confirmation agreement dated May 5, 2005 among the Company, Minco China and Minco Silver, Minco China has confirmed that it holds its interest in the Fuwan Exploration Permit in trust for the Fuwan JV.

The acquisition of the 757 Team’s interests in this exploration permit was completed in 2007 and the Fuwan Exploration Permit, which replaces the original exploration permit held by the 757 Team, was issued to Minco China and is held in trust for the Fuwan Joint Venture.  The 757 Transfer Agreement provides that the purchase price for the Fuwan Exploration Permit is to be paid in three installments as follows:

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

The Chinese legal system is comprised of written statutes and the interpretation of these statutes by the People’s Supreme Court.  The General Principles of the Civil Law of the PRC has been in effect since January 1, 1987.  Continuing efforts are being made to improve civil, administrative, criminal and commercial law especially since China’s accession into the WTO.  This includes the development of laws governing foreign investment in China, including a regime for Sino-foreign co-operative joint ventures and increased foreign participation in mineral resource exploration and mining.

Foreign Investment

Direct foreign investment in China usually takes the form of equity joint ventures (“EJVs”), co-operative joint ventures (“CJVs”) and wholly foreign-owned enterprises (“WFOEs”). These investment vehicles are collectively referred to as foreign investment enterprises (“FIEs”).

An EJV is a Chinese legal person and consists of at least one foreign party and at least one Chinese party.  The EJV generally takes the form of a limited liability company.  It is required to have a registered capital to which each party to the EJV subscribes.  Each party to the EJV is liable to the EJV up to the amount of the registered capital subscribed by it.  The profits, losses and risks of the EJV are shared by the parties in proportion to their respective contributions to the registered capital.  There are also rules and regulations governing specific aspects of EJVs or FIEs, including capital contribution requirements, debt-equity ratio, foreign exchange control, labour management, land use and taxation.  Unlike an EJV, a CJV may be, but need not be, incorporated as a separate legal entity.  The relationship between the parties is contractual in nature.  The rights, liabilities and obligations of the parties are governed by the CJV contract, as is each party’s share of the goods produced or profits generated.  A CJV is considered a legal person with limited liability if it is incorporated as a separate legal entity.

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

Co-operative Joint Ventures

Co-operative joint ventures (“CJVs”) are a form of foreign direct investment in China and are governed by the Law of the PRC on Sino-foreign Co-operative Joint Ventures (implemented in 1988 and revised in 2000) and the PRC Sino-foreign Co-operative Joint Venture Law Implementing Rules (implemented in 1995) (collectively the “CJV Law”).  Foreign investment in mining in China may also take the form of Sino-foreign equity joint ventures or wholly foreign owned enterprises.  The CJV Law permits a CJV to choose to operate as a “legal person” by forming a limited liability company, subject to approval by relevant governmental authorities.  In that case, the limited liability company owns all of the CJV’s assets, and the liabilities of the investor are limited as provided in the co-operative joint venture contract entered into between them.  The CJV Law requires investors in a CJV to make an investment or other contribution, which may take the form of cash, material, technology, land use rights, or other property rights.  Investors must satisfy their contribution obligations within the time frame prescribed by their joint venture contract subject to applicable PRC regulations.  Failure to satisfy contribution obligations by investors may lead to penalty and even to the business license being revoked by the governmental authorities.  Profits of a CJV are distributed as agreed by investors in the CJV contract and distributions need not be proportionate to each investor’s contributions. The CJV contract also determines how liquidation proceeds are to be distributed when the CJV contract is terminated.

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

Until January, 2000, the production, purchasing, distributing, manufacturing, using, recycling, import and export of silver was strictly regulated by the Regulations of the People’s Republic of China on the Control of Gold and Silver.  Since then however, China’s silver and gold markets have been fully opened and are now treated as commodities not subject to any special control or restrictive regulation by the State Council of China.  However, foreign investment in the exploration and mining of silver remains restricted.  China has adopted, under the Mineral Resources Law, a licensing system for the exploration and exploitation of mineral resources.  MOLAR and its authorized provincial or local departments are responsible for approving applications for exploration permits and mining permits.  The approval of MOLAR is also required to transfer those rights.

Applicants must meet certain conditions for qualification set by the State Council of China.  Pursuant to the Mineral Resources Law, the applicant for a mining right must present stated documents, including a plan for development and use of the mineral resources and an evaluation report of the environmental impact thereof.  The Mineral Resources Law allows individuals to excavate sporadic resources, sand, rocks and clay for use as materials for construction and a small quantity of mineral resources for sustenance.  However, individuals are prohibited from mining mineral resources that are more appropriate to be mined in scale by an enterprise, the specified minerals that are subject to protective mining by the State and certain other designated mineral resources, as may be determined by MOLAR.  Once granted, all exploration and mining rights are protected by the State from encroachment or disruption under the Mineral Resources Law.  It is a criminal offence to steal, seize or damage exploration facilities, or disrupt the working order of exploration areas.

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

Transferring Exploration and Mining Rights

A mining enterprise may transfer its exploration or mining rights to others, subject to the approval of MOLAR or its authorized departments at provincial or local level, as the case may be.  An Exploration Permit may only be transferred if the transferor has: (i) held the Exploration Permit for two years as of the issue date, or discovered minerals in the exploration block, which are able to be explored or mined further, (ii) a valid and subsisting Exploration Permit, (iii) completed the stipulated minimum exploration expenditure, (iv) paid the user fees and the price for prospect rights pursuant to the relevant regulations, and (v) obtained the necessary approval from the authorized department in charge of the minerals. Mining rights may only be transferred if the transferor needs to change the ownership of such mining rights because it is: (i) engaging in a merger or split, (ii) entering into equity or co-operative joint ventures with others, (iii) selling its enterprise assets, or (iv) engaging in a similar transaction that will lead to the alteration of the property ownership of the enterprise. A Mining Permit may only be transferred if the transferor has: (i) commenced production for no less than one year, (2) a valid and subsisting Mining Permit without title dispute, and (iii) paid the user fees,  the price for the mining right, resource tax and mineral resource compensation pursuant to laws.

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

Sino-Foreign Co-Operative Joint Ventures

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

1990 – 1994

The Changkeng-Fuwan gold and silver deposits were discovered in 1990 during the following-up of the 1:50,000 soil geochemical anomalies by the 757 Team .  Detailed exploration was conducted at the Changkeng-Fuwan gold and silver zone and its adjacent area from 1990 to 1995.

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

•

CK2007 5.54 g/t Au over 8.0 m

•

CK2010 7.83 g/t Au over 26.81 m, including 12.23 g/t Au over 14.81 m

2008 Work Program

An initial NI 43-101 resource estimate technical report was prepared by Qualified Persons Eugene Puritch, P.Eng. and Tracy Armstrong, P.Geo. of P&E Mining Consultants Inc. and the resource estimate was released on March 12, 2008. The estimate contains an indicated gold resource of 2.1 million tonnes @ 5.61 g/t gold (Au) for a total of 379,000 oz Au and an inferred gold resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au. The Changkeng deposit remains open along strike to the northeast and southwest. Details of the resources residing on the Changkeng Deposit are shown in Table 1.

Classification	Tonnes	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	AuEq ** (g/t)	AuEq ** (oz)
Indicated	2,101,000	5.61	379,000	10.7	723,000	5.81	392,100
Inferred	2,152,000	4.82	333,400	9.3	643,000	4.99	345,100

Table 1: Resource Gold Estimate @ 1.5 g/t AuEq** Cut-Off Grade

* The AuEq grade was calculated from metal prices of Au US$650/oz and Ag US$12.50/oz with respective recoveries of 95% and 90%. The calculated Au:Ag ratio was 55:1

1. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2. The quantity and grade of reported Inferred Resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

For the purposes of the resource update report, the resource was defined using approximate January 2008 24 month trailing average metal prices of US$650/oz Au and US$12.50/oz Ag. Costs of US$12/tonne for mining, US$13/tonne for processing/tailings management and US$5/tonne for G&A for a total of US$30.00/tonne and a process recovery of 95% for Au and 90% for Ag yield a cut-off grade of 1.50 g/t AuEq. The report is available at www.sedar.com. The mineral resources were estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

The purpose of this resource estimate was to:

• Take into consideration Minco Gold's recently completed 6 drill holes.

• Estimate gold resources that reflect Minco Gold's current exploration permit holdings on the Changkeng Property.

• Identify areas where inferred resources can be upgraded to indicated with additional drilling.

• Identify areas where the resource can be expanded.

Drilling Results

Minco completed an extensive exploration program that had been approved by the board of directors. The general objective of the exploration program is to upgrade the gold resource estimate to meet the minimum requirements of the Chinese government for application of a mining permit.

Within 2008, 11,809 metres of diamond drilling were completed in 60 drill holes, including sevenshallow observation holes, with a total footage of 692 metres, for the hydrogeological testing. The permit area has now been covered with a drill grid of 80X80 meters and the major mineralization zone has been infilled to a drill grid of 40X40 meters. Hydrogeological testing and further drilling is currently being conducted. Holes for more detailed metallurgical sampling have been completed but the metallurgical work has not commenced to date.

2009 Work Program To Date

In March 2009, the Company reported an NI 43-101 resource estimate for the Changkeng project on the distinct and separate gold dominant and silver dominant zones.  This resource estimate  was completed by P&E Mining Consultants Inc. of Brampton, Ontario in March 2009. The gold dominant deposit contains an indicated gold resource of 3.9 million tonnes @ 4.89 g/t gold ("Au") for a total of 623,100 oz contained gold and an inferred gold resource of 4.0 million tonnes @ 3.01 g/t Au for a total of 386,800 oz Au. The silver dominant deposit contains an indicated silver resource of 5.6 million tonnes @ 170.0 g/t silver ("Ag") for a total of 30,708,000 oz contained silver and an inferred silver resource of 1.06 million tonnes @ 220.0 g/t Ag for a total of 7,517,000 oz Ag.

Classification	Tonnes	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	AuEq * (g/t)	AuEq * (oz)
Indicated	3,961,000	4.89	623,100	11.2	1,423,000	5.08	646,800
Inferred[2]	4,001,000	3.01	386,800	9.5	1,218,000	3.16	407,000

Table 2:  Changkeng Gold Deposit Resource Estimate1 @ 1.2 g/t AuEq* Cut-Off Grade

* The AuEq grade was calculated from metal prices of US$800/oz Au and US$14/oz Ag with respective   recoveries of 95% and 90%. The calculated Au:Ag ratio was 60:1.

Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Indicated	5,622,000	170	30,708,000	0.33	0.35	1.02
Inferred[2]	1,063,000	220	7,517,000	0.24	0.61	1.36

Table 3:   Silver Deposit Resource Estimate1 @ 35 g/t Ag Cut-Off Grade

The Company is currently working on the National Exploration Report for submission to MOLAR

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

Total expenditures funded by the Company from inception to December 31, 2008 were $2,797,887 as compared to December 31, 2007, $1,383,760.

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

In 2007, an aggressive trenching and drilling program was proposed for the Yuezhao and the Yangshanli areas in the Yangshan sub-project area and the Chengjiagou and the Chachashi areas in the Xicheng East sub-project area in 2007. Following up for the unchecked significant stream sediment anomalies was also continued over the three subproject areas.

2008 Exploration

Exploration focus in 2008 was on the following:

1.

Detailed mapping, trenching and IP survey at the Yangshanli and adjacent areas in the Yangshan sub-project area;

2.

Detailed follow up investigation in Sanchawan, Chengjiagou, Shiaigou and Miaogou occurrences at the Xicheng East sub-project area to generate targets for further exploration.

3.

Reconnaissance investigation at some geologically favourable areas for regional target selection at the Yangshan, the Yejiaba and the Xicheng East sub-project areas.

The disastrous earthquake in May and aftershocks in the following months has seriously interrupted and delayed most of the exploration programs at Longnan.

Yangshanli

At the end of June 2008, a surface mapping and trenching program was initiated within the 3 km2 area in the Anpingli-Shibali area, and follow up for some major Au, As and Sb anomalies was conducted in the adjacent areas of the known mineralization zone. The surface mapping program is designed to better understand the structure control and trace the strike extension of the known gold mineralization intersected in trenches last year. 13km2 of 1:10,000 mapping was completed by the end of September. A new mineralization zone of more than 5 meters in width has been discovered about 1,000 meters north of the major known zone revealed in trenches TC21, TC7 and TC8. The new zone occurred at the contact zone between thick limestone and phyllite and closely associated with a NW-trending fault zone. Grade of continuous surface chip samples is from 0.25 to 0.8g/t Au with widths of 0.5 to 1.0 meters.

Five trenches were dug to trace the strike extension of the known mineralization outcrops but most of them did not reach bedrock. The effectiveness of trenching is very limited because of the thick overburden in most of the survey area.

An IP survey was completed in the 3km2 investigation area in September to define exploration targets at depth. Dip extensions of favourable rock units and structures as well as possible intrusives have been delineated with the results of the IP survey in the survey area.

Xicheng East

A reconnaissance survey program was initiated across the exploration areas at the Xicheng East sub-project area. The general objective of the reconnaissance investigation is to define targets for more detailed exploration by systematic traverse line mapping and sampling over the five known Pb-Zn-Ag occurrences and the Mohuashan geochemical soil anomalies. Channel samples were collected over known mineral occurrences and chip samples were collected over new alteration and mineralization zones along traverse lines.

Reconnaissance investigation was completed by September and consisted of 41.5km line kilometres of geological mapping and 236 chip and channel samples were collected over known mineral occurrences and favourable potential areas. Major results are summarized below:

1. Sanchawan Pb-Zn Occurrence: Mineralization occurred in sandstone at the contact zone between sandstone and limestone. The mineralization zone is 2.0 to 4.8m in width and can be traced for 150m along strike. Three artisan tunnels and mining pits were observed. Spot galena and limonite can be seen in samples. 31 channel samples were collected and 12 of them contain 0.28% to 1.85% Pb with widths of 0.5 to 1.0 meter. The zone is considered a Pb-dominated mineralization zone and deep potential of the zone should be further evaluated.

2. Chengjiagou Au-Ag-Pb Occurrence: Mineralization occurred in a small fractured zone in sandy slate. The observed mineralization zone is 2.3m in length and 0.03 to 0.3m in width. Banded and glaebule galena was observed associated with silification and pyrititization. Two of the seven channel samples contain 1.67g/t Au, 10g/t Ag, 0.43% Pb and 0.33g/t Au, 70g/t Ag and 2.39% Pb respectively. Further exploration will be carried out to evaluate mineralization potential along strike and in the hanging wall rocks where gold mineralization was detected.

3. Xiaodonggou and Sanhewan:

a) Xiaodonggou Pb-Zn-Ag Occurrence: Mineralization occurred in fissures developed in sericite schist. The fissures are 0.02 to 0.5m in width and tens of centimetres to several meters in length. Glaebule sphalerite Page 20 of 75 and galena, spotty pyrite filled in some of these fissures. 14 channel samples were collected and 4 of these samples contain 0.15% to 0.74% Pb, 0.14% to 2.14% Zn.

b) Sanhewan Pb-Zn Occurrence: Sanhewan is the west extension of the Xiaodonggou occurrence. A 2mwide alteration zone was observed and 12 chip samples were collected. 4 samples contain 0.48% to 0.56% Pb and 0.41% to 0.87% Zn.

Both Xiaodonggou and Sanhewan occurrences are located at the east extension of the regional Au-Ag mineralization zone. Two gold deposits are located at 5km and 9km west respectively at the zone.

Reconnaissance investigation and sampling have been restricted in surface observation and sampling of the observable mineralization outcrops.

Detailed surface mapping and investigation on the available artisan adits were conducted in October and November 2008 in Sanchawan and Xiaodonggou area. A grid soil sampling program was carried over the significant gold anomalies in early December in the Caopingshan area.

Regional Target Generation

In March 2008 Minco’s field crew commenced reconnaissance work at Henjiawan which is geologically similar to the Anba deposit. Work consisted of mapping, trenching and sampling. A structural and alteration zone was identified and 54 chip samples collected and the best results are 0.58, 0.42, 0.36, 0.89, 0.21 and 0.36 g/t Au. The gold mineralization is mainly associated with dark grey phyllite and granite dykes. Trenching was conducted in April 2008 and 46 channel samples were collected. Assay data returned from channel samples ranges from 0.01 to 0.02g/t Au.

Reconnaissance investigation at the Yejiaba area has been conducted on the extension zones of an adjacent known gold deposit. 45 line kilometres was investigated and 103 chip samples were collected. Gold mineralization was identified in the structurally fractured zones extended from the known deposit. Chip samples from the 3-5cm wide veinlets returned 0.58 to 24.6g/t Au. Four trenches were dug. Mineralization zone of 5m in width was delineated in one of the trenches with grade from 0.2 to 0.58g/t.

Regional reconnaissance investigation for exploration target generation was conducted in November and early December over the major multi-element anomalies associated with favourable geological and structural features in the Yangshan and the Yejiaba sub-project areas. The recent reconnaissance program has resulted in the following discoveries:

1.

Gouzikou Gold Occurrence, Oujiaba Permit, and Yangshan Sub-project: A 50m-wide EW-trending structural zone was discovered in the favourable Devonian lithological unit. 7 un-continuous samples from the 47 channel samples across the structural zone returned gold values 0.22, 0.15, 0.44, 0.15, 1.19, 0.46 and 0.21g/t Au respectively.

2.

Fujiwan Gold Occurrence, Shajinba Permit, and Yejiaba Sub-project: A 1-2m zone was identified at the contact zone between a granite porphyry dyke and the Carboniferous phyllite. Five chip samples from outcrops returned gold values 3.91, 2.87, 4.29, 3.11 and 1.21g/t Au.

3.

Shajinba Antimony Occurrence, Shajinba Permit, and Yejiaba Sub-project: Mineralization was observed at the contact zone between thick limestone and slate.

4.

Madigou Gossan Zone, Yejiaba Permit, and Yejiaba Sub-project: A gossan zone was discovered at the contact zone between Silurian slate and Carboniferous limestone. Peak values of 0.13-0.3g/t Au were detected in previous soil samples nearby.

5.

Regular Occurrences, Weiziping Permit, and Yejiaba Sub-project: By talking with local people, it is known that there has been a regular mining activity at the northern part of the Weiziping permit since ancient time.

III.

YANGSHAN GOLD BELT – WEST EXTENSION PROPERTIES

The Cooperation Agreement with No. 2 Exploration Institute of the Gansu Bureau of Geological Exploration (“GBGE”) for the exploration and development of mineral resources also in Gansu Province of China expired by the end of 2007.

GBGE repaid Minco China 1.3 million RMB in 2007 and the 13 permits Minco China took in trust for the JV remained with Minco China.  One permit has been given up, the other 12 permits now belong 100% to Minco China.

The cooperation agreement was terminated in 2007.

IV.

ANBA PROPERTY

Gansu Keyin Mining Co. Ltd. and Minco Gold’s joint venture (“Keyin”), signed a joint venture agreement in principal with the Gansu provincial government and two other companies in October 2003 for the exploration and development of the Anba gold property in the Yangshan gold field (the “YGM JV”).  Under the agreement, Keyin can earn 40%

interest in the YGM JV through investment of approximately $3.5 million over five years. The exploration permit for the Anba gold property expired in June 2006.

In April 2004, the board of directors of the YGM JV agreed to pay 3 million RMB (approximately $440,000) to Lan Zhou Qun Ying Ltd. ("Qun Ying") so that it might prepare for the transfer of the exploration permit to the YGM JV. Keyin and its Chinese partners each contributed 1.5 million RMB (approximately $220,000) towards this end. If Qun Ying could not fulfill the duties within six months, the 3 million RMB was to be returned to the YGM JV.  Qun Ying was unable to fulfill all the required duties and the YGM JV has authorized other persons to continue the work for the exploration permit transfer.  The YGM JV has also demanded the return of the total 3 million RMB advanced to Qun Ying. Of this amount, 1,500,000 RMB (approximately $220,000), representing Keyin’s portion, was written off by the Company  in 2006.  The remaining 1,500,000 RMB represents the Chinese partners’ portion.

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

a)

Houxiaonuqi gold property in Wulateqianqi of Inner Mongolia (Permit No. 0100000730295 expiring April 7, 2009); and

b)

Dongwufenzi gold property in Wulateqianqi of Inner Mongolia (Permit No.  0100000730294 expiring April 7, 2009).

Total expenditures funded by the Company from inception to December 31, 2007 were $869,535 (from inception to December 31, 2006 – $835,437).  On October 3, 2006, the Company and New Cantech entered into a termination agreement, therefore as of the date of this Annual Report on Form 20F, New Cantech has no interest in the property.

On July 18, 2008 the Company signed an agreement with Long Da Fu (Beijing) Investments Co. Ltd (“LongDaFu”) to sell the interest in HYMK for RMB 7 million ($1.2 million). There was a transition period from September 10, 2008 to October 31, 2008 while the companies awaited government approval. Following receipt of government approval, on October 31, 2008, Long Da Fu took over management control and daily operations. Of the total RMB 7 million ($1.2 million), the Company received RMB 4.25 million ($757,710) and has recorded RMB 2.75 million ($490,283) as receivable on December 31, 2008. This was received subsequent to the year end 2008.

VI.

GOBI GOLD PROPERTY

The Company acquired its earn-in rights to the Gobi gold project, located in western Inner Mongolia in the south Gobi Desert, China, in 1999.  The Company has the right to acquire a 75% equity interest in Damo Mining Co. Ltd., who was assigned the licenses on the project, by spending approximately US$2,500,000 on exploration and development initially over a period of four years. The JV partners agreed to extend the period of earn–in to a ten years before the original four-year period ended in 2003.

Total expenditures funded by the Company from inception to December 31, 2008 were $1,983,542 as compared to December 31, 2007, $1,713,010. The Company has earned a 65% project interest as at December 31, 2008.

During 1998 a regional exploration and property evaluation was carried out in Inner Mongolia on the Gobi gold project culminating in the joint venture agreement in 1999 between the Company and the Exploration Institute of Land and Resources of Inner Mongolia ("EILR").  In 1999, the Company and EILR created Inner Mongolia Damo Mining Co. Ltd., a fully-licensed Sino-foreign co-operative joint venture ("Damo Mining"), to explore for metallic  mineral  deposits within the Inner Mongolia Autonomous Region. Initially, Damo Mining will focus on exploring its existing license holding that covers 550 square kilometres. The Damo Mining joint venture agreement allows the Company to earn up to a 75% interest in joint venture by spending RMB 18 million (approximately US$2.5 million) on exploration on the Gobi gold project over four years.  In the event the Company does not spend the specified amounts, its interest in the joint venture agreement may be subject to being capped by a predetermined formula as set out in the joint venture agreement.

Inner Mongolia Damo Mining Co., Ltd.

Damo Mining was formed in 1999 and operates pursuant to a Sino-foreign co-operative joint venture contract between EILR and the Company.  Under the terms of the joint venture contract, Damo Mining's board of directors consists of seven directors of which the Company has the right to select four directors, including the chairman.  The Company has selected Messrs. Ken Cai and Sunzhaojun Huqiufeng as its representatives.  EILR has the right to select the remaining three directors.  Due to the Company's majority ownership and majority representatives on Damo Mining's board, the Company controls Damo Mining's operations in the ordinary course of business.  However, the following transactions by Damo Mining require the unanimous approval by its board: (i) terminating or dissolving Damo Mining; (ii) selling or mortgaging assets that have a value of 10% of Damo Mining's assets; (iii) increasing or decreasing Damo Mining's registered capital; (iv) borrowing by Damo Mining; (v) merging Damo Mining; (vi) guaranteeing on behalf of Damo Mining; and (vii) establishing organizations under the board.

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

The 2000 exploration program involved ground magnetic surveys and geological mapping over the two identified skarn prospects to establish drill targets. Field-checks of the remaining geochemical anomalies were conducted.  The 2002 drill program tested results from previous exploration programs and 2003 fieldwork involved more drilling on the most favorable targets

Exploration and Development Operations

In 2006, there were not any exploration activities approved by the Company, other than the exploration permit maintenance.

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

In May 2008, field programs were commenced. Exploration was focused on investigation of the surface distribution of the various-sized auriferous veins in the northeast extension area of the Zhula Mine. Trenching, channel sampling and chip sampling were conducted over geologically favourable areas and magnetic anomalies. A total of 165 samples were collected from trenches, abandoned mining pits and surface traverse lines, including 105 channel samples and 60 chip samples. Two parallel mineralization zones were identified between M8 and M9 magnetic anomalies. The two veins are 200-300m in length and 1-3m in width with gold grades of 1.05g/t and 1.47g/t in two trenches. Reprocessing of all the available raw data from previous IP programs will be arranged to further delineate and define any potential targets.

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

VII

JINNIUSHAN GOLD PROJECT (Gold Bull Mountain Project)

On November 14, 2006 the Company announced that its wholly-owned subsidiary, Minco China, had acquired a mining license on the Jinniushan Gold Mine (Gold Bull Mountain), covering 0.18 km2, and an exploration permit (16.68 km2), covering the strike extension of the Jinniushan Gold Mine.  Total consideration for the acquisition of the mining license and the exploration permit was approximately US$1 million.  The Company at the time of the announcement was in its final stage of the due diligence on the project and the acquisition is subject to regulatory approval.  Minco China has incorporated a local operation subsidiary in Hunan and the Gold Bull Mountain mining licenses were transferred to its subsidiary.

The 16.86 km2 Gold Bull Mountain gold project covers most part of the Jinniushan gold mineralization belt which extends for more than 15 kilometers and is recognizable with the distribution of abandoned artisan mining adits and tunnels. The Gold Bull Mountain mining license is located in the middle of the belt.  High grade quartz-vein style gold mineralization is hosted in the late Proterozoic sandy slate characterized with obvious silification, seritization and pyrititization.  The Company commissioned the preparation of a NI 43-101 report on the Jinniushan Gold Project. The technical report dated December 28, 2006 was prepared by Peter G. Folk, P. Eng., of 280 Wood Dale Drive, Comp. 47, Site 21, Mayne Island, B.C., Canada, V0N 2J2.

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

Property Description and Location

Through a 100% owned subsidiary, the Company has purchased, in eastern Hunan Province, China, a 0.178 km2 mining permit and a contiguous 16.78 km2 exploration permit along strike.  The mining permit is located at 1100 40’ 15’’ east longitude and 280 38’ 15’’ north latitude, 40 km from the county seat of Yuanling.  The mining permit was transferred to the Minco subsidiary from the former state-owned Jinniushan Gold Mine and the exploration permit was acquired by taking over a private company in 2006.  Both permits are valid until mid-2009 and renewable thereafter.  Annual fees, relating to the area of the permits held, are less than $2,500 per year.  The law requires local compensation for temporary use of land for mining and exploration purposes; however, habitations and land under cultivation form only a small part of the whole area and are not considered to present a significant liability.  A China Compensation Fee on gold mined is 2% of net smelter revenue.

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

Accessibility, Climate, Local Resources

Infrastructure and Physiography

The location is well situated along a large man-made hydroelectric reservoir and is accessible by road and by lake-boat.  Hydroelectric power, telephone lines, cell-phone service, labour, goods and services are available nearby.  The climate is sub-tropical and the topography is hilly with elevations ranging from 92 to 232 m above sea level.  Vegetation, where not tamed by agricultural terraces, is thick and bushy.  All manner of exploration and mining work can be conducted on a year-round basis.  Surface rights have been sufficient for the operation of the small historical mines, which have operated in the area and are not considered to present a significant problem.  Expanded operations in the case that larger deposits are discovered will require the establishment of tailings areas without connection to the lake.  Insofar as there are few habitations (except along the lake) and no significant villages in the area under discussion the placement of larger scale tailings and plant sites should present no unusual difficulties.

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

2008 Exploration Program

During 2008 the underground development work was completed on levels 87 and 47. Up to the end of May, 456m of underground development was completed. Some un-continuous minor gold mineralization zones were intersected in tunnels. The general range of the average gold grade in these veins is from 0.22 to 2.55g/t. No major mineable zone was delineated at Level 47.

In the process of managing and prioritizing cash flow needs, the Company made the decision to cease its exploration program at GBM in June 2008. As at December 31, 2008, the Company wrote off a total of RMB 2.5 million (approximately $358,500) recorded as the mineral interests. This is the cost of Gold Bull Montan mining license. Management decided to write off the license because there is a significant deterioration in the business environment and the Company did not manage to find any new minerals in the property.

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

The Company has completed a diamond drill program within the Huluyu exploration permit of the Xiaoshan project area consisting of seven holes for a total of 1,763 metres. The drill program has been designed to trace the dip and strike extensions of the southern portion of the K3 structural zone.

A total of 13 gold and silver veins have been identified on surface within the Huluyu permit. A general review on exploration data from exploration programs organized in 2007 was conducted in April and May 2008. It was concluded that there are no significant Ag-Pb-Zn mineralization intersected within the drilling below the K3 structure, which is the expected major ore-control structure. There is no further evidence for Minco’s target model of high grade Ag-Pb-Zn with associated Au. Therefore, Minco has decided to suspend its funding on all exploration programs in the two exploration permits and will keep the interest earned so far in the joint venture.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis of the operating results and the financial position of the Company for the three years ended

December 31, 2008, 2007 and 2006 should be read in conjunction with the consolidated financial statements and the related notes.  Financial amounts (other than per share amounts) in the following discussion have been rounded to the nearest thousand dollars.

A.

OPERATING RESULTS

General

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2008, 2007 and 2006.  Since the signing of the Company’s first co-operative agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious  metals properties in China.  To date, the Company is in the exploration stage and has no operating revenue.

The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, Henan, Hunan, Guangdong and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties.

Results of Operations (Canadian GAAP)

In the following discussion, for comparison, are the Company's results of operations. derived from the unaudited interim financial statements for the quarter ended March 31, 2009 and the audited financial statements for the years from 2006 to 2008 contained elsewhere in this document.

First Quarter ended March 31, 2009 Compared to First Quarter ended March 31, 2008

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 and 2006

EXPLORATION COSTS

First Quarter ended March 31, 2009 compared to March 31, 2008

Gross exploration costs totaled $781,000 for the three months ended March 31, 2009 compared to $1,768,000 in 2008.

Minco Gold:	March 31, 2009	March 31, 2008
Gansu
• Yangshan, Anba	-	2,000
• Longnan	533,000	114,000
Inner Mongolia
• Gobi Gold	14,000	32,000
• BYC	-	3,000
Guangdong
• Changkeng	125,000	1,412,000
Hunan
• Gold Bull Mountain	1,000	31,000
Henan
• Xiaoshan	108,000	174,000
Gross exploration costs	781,000	1,768,000
Exploration cost recoveries	(208,000)	-
Expensed exploration permits	-	(1,368,000)
Expensed exploration costs	(573,000)	(400,000)

The decrease in exploration costs is mainly due to lower spending on Changkeng exploration in the first quarter of 2009 by about $1.28 million. More field work conducted on the Longnan Properties during the first quarter of 2009 increased spending about $419,000 compared $114,327 incurred in the same period of 2008.

Year Ended December 31, 2008 compared to Year Ended December 31, 2007 and 2006

For the year 2008, gross exploration costs totaled $10,547,000 compared to $2,948,000 in 2007. In 2008 the Company expensed exploration permits $6,612,000 (2007: 843,000); exploration costs $3,935,000 (2007: 2,105,000) and wrote off the mining license costs $359,000 (2007: nil).

	2008	2007	2006
Gansu
• Yangshan, Anba	-	13,000	4,000
• Minco-Qinqi (formerly Western Extension of Yangshan)	-	(163,000)	20,000
• Longnan	1,414,000	887,000	416,000
Inner Mongolia
• Gobi Gold	271,000	214,000	11,000
• BYC	-	34.000	135,000
Guangdong
• Changkeng	8,351,000	176,000	56,000
• Fuwan	-	-	943,000
Henan
• Xiaoshan	411,000	1,131,000	-
Hunan
• Gold Bull Mountain	99,000	656,000	1,403,000
Gross exploration costs	10,546,000	2,948,000	2,989,000
Exploration cost recoveries	-	163,008	(95,000)
Expensed exploration permits	(6,612,000)	(843,000)	(852,000)
Expensed mining license costs	(358,500)	-	-
Expensed exploration costs	(3,935,000)	(2,268,000)	(1,683,000)
Capitalized mining permit costs	$ -	$ -	$ 358,400

Most of the increase in exploration costs in 2008 is due to the increase of exploration permit costs.

a.

During 2008, the shareholders of MingZhong provided shareholder loans totalling RMB 30 million (approximately $5.39 million) to MingZhong. RMB 19 million (approximately $2.94 million), of the  RMB 30 million, was used to make the first payment for the ChangKeng Exploration Permit to the 757 Exploration Team. As at December 31, 2008, the Company recorded exploration permit costs for $3.66 million, interest expenses for $0.21 million and a $1.17 million of exchange loss for the remaining balance of RMB 29 million (approximately $5.04 million).

b.

On July 18, 2008 the Company signed an agreement with Long Da Fu (Beijing) Investment Co. Ltd to sell the interest in BYC project for RMB 7 million ($1.2 million).

c.

Activities on both Anba gold property and Minco –Qinqi project were ceased in 2007. The total costs incurred for the AnBa project was $490,000, and $279,000 was for the Minco – Qinqi project.

d.

On April 30, 2007, a JV contract was signed between Minco China and the Henan Nonferrous Exploration and Mining Company (“HNEM”), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province to jointly explore and develop the precious and nonferrous resources in the Xiaoshan project area. On June 11, 2007, a business license was issued to the JV, Henan Zhongjia Minco Mining Co. Ltd. (“Zhongjia”). The Company spent $1,131,000 to December 31, 2007 on exploration costs, including $842,788 (RMB 6,000,000) to acquire the exploration permits. The Company currently has a 70% interest in Zhongjia and therefore records a 30% non-controlling interest to reflect the minority owners’ interests in Zhongjia.

e.

In July 2006, Minco China’s wholly owned subsidiary Yuanling Minco entered into a Gold Bull Mountain Mining License Transfer Agreement with Yuanling County Government.  On August 10, 2006, the Gold Bull Mountain Mining License was transferred to Yuanling Minco. In 2006, the Company hd paid a total of RMB 2,546,652 (approximately $358,400).

f.

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

Administrative Expenses

First Quarter ended March 31, 2009 Compared to March 31, 2008

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the three-month period ended March 31, 2009, after adjusting for a foreign exchange gain of $67,000  the Company spent a total of $706,000 on administrative expenses compared to $896,000 in the same period of 2008.

Significant changes in expenses are as follows:

•

The Company realized a foreign exchange gain of $67,000, as compared to a gain of $101,000 in the same period of 2008.

•

The Company recorded stock based compensation in the three-month period ended March 31, 2009 of $154,000 compared to $419,000 in the comparative period.

•

Personnel costs (comprising salaries, benefits and consulting fees) for the three-month period ended March 31, 2009 were $220,000, compared to $174,000 in the same period of 2008.  The amount increased due to an increase in employees.

•

The Company incurred investor relations expense of $54,000 in the three-month period ended March 31, 2009 compared to $148,000 in the same period of 2008.

In the three-month period ended March 31, 2009 the Company granted 1,582,000 stock options to its directors, officers, employees and consultants at the price of $0.48. In the first quarter of 2008, no stock options were granted to its employees and consultants

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. For the full year ended December 31, 2008 the Company incurred a total of $3.8 million (2007 - $4.6 million) administrative expenses, net off foreign exchange.

Significant changes in expenses are as follows:

•

Consulting fees increased to $284,000 (2007 - $76,000) as the Company incurred fees associated with a review of the internal controls and SOX compliance with a major accounting firm in 2008.  In addition, the Company recorded costs associated with consultants providing “in-house” legal counsel.

•

The Company recorded a foreign exchange loss of $1.0 million for the full year ended December 31, 2008 (2007 loss – $0.4 million).

•

The Company incurred investor relations expense of $0.4 million for the year ended December 31, 2008 (2007 - $0.6 million). The decrease reflects management’s efforts to reduce expenditures so as to preserve cash for exploration activities.

•

The Company had reduced property investigation expenses in 2008 ($0.09 million) as the focus was on the Changkeng Gold property in relation to prior year (2007 - $0.2 million).

•

The Company recorded stock based compensation expense of $1.2 million for the full year ended December 31, 2008 (2007 - $2.0 million). The decrease in stock based compensation over prior year is due to the fact that there were less new options issued and the price at which the options were granted.

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

•

Most expenditures in 2007 were lower than in 2006 due to Minco Silver being equity accounted for all of 2007.  Minco Silver was consolidated into Minco Gold’s accounts until November 19, 2006.  The decrease of expenditures is due to the deconsolidation of MSV.

INTEREST AND SUNDRY INCOME

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees.

First Quarter ended March 31, 2009 Compared to March 31, 2008

In the three months ended March 31, 2009, interest and sundry income was $23,000 compared to $61,000 in the comparative period. The decrease was mainly due to a lower balance on deposit.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

In the year ended December 31, 2008, interest and sundry income was $356,000 compared to $307,000 in 2007. The 2008 increase was mainly due to $150,000 debts forgiven recorded as sundry income.

As at December 31, 2008, short-term investments consisted of $851,000 cashable guaranteed investment certificates with terms of greater than ninety days but not greater than one year (2007 - $3,995,000) and $72,000 commercial notes (2007 - $2,066, 000).

As at December 31, 2008, the Company held 420,000 common shares of New Cantech Venture Inc. (“New Cantech”). The market value of the shares was $13,000 (2007- $88,000).

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

In the year ended December 31, 2007, interest and sundry income was $307,000 compared to $674,000 in 2006. The 2007 decrease was mainly due to decreased balances invested.

As at December 31, 2007, short-term investments consisted of cashable guaranteed investment certificates, commercial notes, and 420,000 common shares of New Cantech Venture Inc. (“New Cantech”). The market value of the shares was $88,000 as of December 31, 2007.

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

At December 31, 2007, the yields on the cashable guaranteed investment certificates and commercial notes ranged  from 4.00% to  4.30% per year (December 31, 2006 – 1.08% to 4.35%)

NON CONTROLLING INTEREST

First Quarter ended March 31, 2009 Compared to March 31, 2008

The non-controlling interest represents the 30% interest of minority shareholders in Zhongjia JV, which holds the Xiaoshan project, and the 49% interest of the minority shareholders in Mingzhong, based on the amount of their investment adjusted for income or losses from operations since the date of their investment. During the first quarter of 2009, there is nil non-controlling interest compared to $62,000 in the same period of 2008 as total costs incurred have exceeded the contribution from minority shareholders.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The Company’s non-controlling interest in the Zhongjia JV and in Mingzhong in 2008 amounted to $82,000 compared to a non-controlling interest in the loss of ZhongJia JV and Mingzhong of $429,000 in 2007. The Company recorded $nil NCI balance in 2008 as the amounts that would be allocated to the minority interest parties would have exceeded their NCI balance. The Company reduced their balance to zero as at December 31, 2008, compared to $82,000 in the comparative year of 2007.

Financial Position (Canadian GAAP)

First Quarter ended March 31, 2009 Compared to March 31, 2008

Compared to $17,404,000 total assets as at March 31, 2008, the Company’s  total assets have decreased to  $9,440,000 at March 31, 2009.  None of the components of total assets changed significantly in that periods other than some of the short-term investments were converted to cash and used to fund operations and the Equity Investment in Minco Silver increased due to the Company’s equity loss in the operations of Minco Silver.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The Company’s total assets have changed from $16,786,000 on December 31, 2007 to $10,558,000 at December 31, 2008 due to the conversion of short term investments to fund operation.  $nil assets of discontinued operations was recorded as at December 31, 2008, compared to $10,000 as at December 31, 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The Company’s total assets changed from $19,585,000 at December 31, 2006 to $16,747,000 at December 31, 2007 due to conversion of short term investment to fund operation. $23,000 in total assets was recorded as  discontinued operations (December 31, 2007 – $10,000).

Summary of Quarterly Results (Canadian GAAP  )

The following table summarizes selected financial information of the eight most recently completed quarters derived from the unaudited interim financial statements and audited financial statements contained elsewhere in this document:

	2009		2008				2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Interest income	$ 5,296	$ 80,333	$ 11,869	$ 2,713	$ 43,335	$ 34,418	$ 67,137	$ 70,445
Net loss*	(1,316,968)	(1,349,411)	(2,313,134)	(1,317,998)	(8,283,762)	(311,368)	(2,880,632)	(2,403,260)
Per share – basic and diluted	(0.03)	(0.03)	(0.05)	(0.03)	(0.19)	(0.01)	(0.07)	(0.05)

* As described in the consolidated financial statements for the year ended December 31, 2008, Minco Silver, an equity- accounted investee of the Company, retroactively changed its accounting policy to align its policies with those applied by other comparable mineral property exploration and development companies at a similar stage. Given the Company’s 40.48% equity interest in Minco Silver there was a retroactive adjustment recorded to the Company’s income statement, with a corresponding credit to the Company’s investment in Minco Silver.

**The first three quarters of 2008 (2008-Q1, Q2, Q3) have been restated to give the effect of the new accounting policy and the operating results have been restated in the table above. The fluctuation of the interest income in each quarter of   2008 is due to the timing difference in accrued interest income.

During the most recent eight quarters, the Company had no extraordinary items.

Some period-to-period fluctuations are the result of specific exploration initiatives.

In the first quarter of 2008, the Company recorded the exploration permit costs of $1.368 million for Changkeng Gold’ exploration permit. .

In the fourth quarter of 2007, the Company recorded a gain on the sale of 1,000,000 Minco Silver shares of $2,978,000. This is the main contributor to the decrease in loss in the fourth quarter of 2007.

EXCHANGE RATES

The Company translates foreign currency transactions into its functional currency in the following manner:  At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars at the exchange rate in effect on that date.  At each period end, all monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date.  The resulting foreign exchange gains and losses are included in the consolidated statement of operations.  The Company funds its interest in Chinese joint ventures using Canadian funds which are then converted into Chinese RMB.  The Company does not believe that foreign currency fluctuations have had a material impact on its financial condition.  However, no assurance can be given that material foreign currency fluctuations will not occur in the future.  The Company does not engage in foreign currency hedging transaction.

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

Development of Mineral Interests

Prior to January 1, 2008, the Company’s accounting policy was to commence capitalizing mineral property development costs only upon the establishment of proven and probable reserves based on results of final feasibility studies which indicate whether a property is economically feasible.  Prior to January 1, 2008, the Company had not previously identified any properties that it would take from exploration to development and through to production.

On January 1, 2008, the Company changed this policy to more appropriately align its policy with those applied by other comparable mineral property exploration and development companies at a similar stage.  The Company’s new policy is to commence capitalization of mineral property development costs after a mineral resource having economic potential is identified on a property, from which time a property is considered to be a development project and such expenditures are capitalized as development costs. A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices.

Prior to January 1, 2008, the Company capitalized only mineral property and mineral exploitation rights acquisition costs.  Exploration permit acquisition, exploration and development costs were expensed as incurred, as  the Company did not have any properties that would qualify for capitalization to a mineral interest in accordance with its previous accounting policy. No properties met the criteria for capitalization under the new policy in 2008.

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

The Company expenses, over the vesting period, the fair value of the options at the date of grant.  As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.

The Company’s other significant accounting policies are described in the notes to the audited financial statements for the year ended December 31, 2008.

SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

The Company’s significant accounting policies are described in the note 3 to the audited financial statements of 2008.

B.

LIQUIDITY AND CAPITAL RESOURCES

Currently, none of the Company’s projects are producing revenues.  See note 1 in the Company’s consolidated financial statements for the year ended December 31, 2008 for further discussion. To provide working capital for its operations and project development, the Company plans to raise additional funds within 12 months.  Traditionally, the Company has raised capital through the issuance of common shares.  It is contemplated that it will continue to raise capital primarily through investors consisting of resource investment groups, senior mining companies, and public financing through the facilities of the Toronto Stock Exchange.  However, no assurance can be given that the Company’s future capital requirements will be obtained.  The Company’s access to capital is always dependent upon future financial market conditions, especially those pertaining to venture capital situations such as mining exploration companies.

First Quarter ended March 31, 2009 Compared to March 31, 2008

For the period ended March 31, 2009, the Company used $796,000 to support its operating activities compared to $2,588,000 in the same period of 2008. Non-cash expenses were amortization expenses of $29,000, stock based compensation of $154,000 and the equity loss on the investment in Minco Silver of $133,000. It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $277,000.

For the period ended March 31, 2009, the Company generated $149,000 from financing activities, through an increase loan provided by a minority shareholder of ZhongJia JV  compared to $206,000 in the same period of 2008.

For the period ended March 31, 2009, the Company sold short- term investment securities to generate cash to support its exploration activities of $250,000 compared to $3,593,000 in the comparative period of 2008. The Company spent $68,000 to purchase new equipment and capital assets in this period compared to $6,000 in the comparative period of 2008. The Company spent $215,000 on the ChangKeng Silver Mineralization on Minco Silver’s behalf, compared to $1,611,000 cash received from Minco Silver due to the settlement of intercompany transactions in the same period of 2008.

The Company’s cash and short-term investment balance at March 31, 2009 amounted to $2,664,000.

The Company has an authorized capital of 100,000,000 common shares with no par value. As at March 31, 2009, the Company had 42,989,051 common shares outstanding compared to 42,928,385 common shares outstanding at March 31, 2007.  As at March 31, 2009, Minco Gold had no share purchase warrants outstanding (March 31, 2008 – nil).

As at March 31, 2009, Minco Gold had 5,676,167 stock options outstanding, exercisable at varying prices between $1.06 and $3.00 per share.  The maximum number of shares that are potentially issuable for Minco Gold is 57,010,949.

As at March 31, 2009, none of the shares issued were held in escrow. Under the original escrow agreement, 4,880,000 escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource property. In July 2005, the Company released 1,473,264 escrow shares based on exploration expenditures. In June 2005, the Company’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares in January 2006; (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares in January 2007 and (d) 379,516 escrow shares on July 1, 2007.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

For the year ended December 31, 2008, the Company used $11.3 million (2007 - $4.9 million) to support its operating activities. The net loss from continuing operations in 2008 was $14.43 million (2007 - $7.5 million). Cash provided by operating activities of discontinued operation activities was $0.7 million (2007 –$2,000).

For the year ended December 31, 2008, the Company generated cash from proceeds on issuance of shares $46,000 (2007 - $0.1 million) and generated cash from the repayment of $2.88 million from the related party compared to $nil for the comparative period of 2007.

In 2008, the Company sold short term investment securities  to support its exploration activities of $5.1 million (2007 - $4.7 million) and to make of purchases of equipment with $0.1 million (2007 - $0.2 million). The Company did not  sell any  Minco Silver shares in 2008, compared to $3.2 million proceeds from the sales of Minco Silver shares in 2007. In addition, $3.4 million due from Minco Silver was received in 2008 (2007 – net advance to Minco Silver of $1.9 million). Cash provided by investing activities of discontinued operation activities was $4,000 (2007 - nil ).

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

For the year ended December 31, 2007 the Company generated cash of $573,000 from financing activities, compared to $4,940,000 in 2006. The cash generated from financing included issuance of common shares in Minco Gold through the exercise of options and warrants, which generated $106,000 and cash generated by non-controlling interests of $512,000.  This was partially offset by the repurchase of 48,000 shares through a normal course issuer bid for $44,000.

In the year ended December 31, 2007, the Company generated $5,864,000 from investing activities compared to cash used of $177,000 in 2006. In the current year there was an increase of $1,904,000 in the cash advanced from Minco China to Minco Silver, $3,248,000 in proceeds from the sale of 1,000,000 Minco Silver shares and $4,746,000 was generated from short-term investments. $226,000 was spent to purchase new equipment and capital assets.

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

E.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

(a)

The Company has commitments in respect of office leases requiring minimum payments of $1,451,329, as follows:

2009	$ 200,174
2010	205,533
2011	219,393
2012	226,323
2013	240,183
2014	247,113
2015	112,613

$ 1,451,329

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company as of June 15, 2009, with each position and office held by them in the Company, their terms of office and the period of service as such.  Each director’s term of office expires at the next annual general meeting of shareholders.

NAME AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION AND POSITIONS DURING LAST FIVE YEARS	DIRECTOR OR OFFICER SINCE	NUMBER OF COMMON SHARES HELD (2) (3)
Ken Z. Cai (13) President, Chief Executive Officer and Director

President and CEO of Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) from February 1996 to present; CEO and Director of Minco Silver Corporation from 2004 to present; Director of Pacific Link Mining Corp. from 2001 to present; Director of East Energy Corp. (formerly “Gobi Gold Inc.”). from August 2005 to present and past Acting President from January 2006 to July 2006;  Director of Linear Metals Corporation from July 2006 to present; Director & President of Aquasol Envirotech Ltd, from March 2000 to present; Director of Dragon Pharmaceuticals Inc. from September 1998 to January 2005.

		February, 29 1996	6,860,231(4)
Robert M. Callander (1) (7) (8) (13) Director	Vice President of Caldwell Securities Ltd. from 1995 to present and joined Caldwell Securities in 1992. Director of Pacific Canada Resources Inc. and Member Savings Credit Union.	August 23, 1996	420,000(5)
Michael Doggett(1) (7)(8) (13) Director

Professor/Researcher at Queens University from 1997 to 2007; Michael Doggett & Associates from 1990 to present; President of PCDEP Inc. from 1997 to present; Director of InterCitic Minerals from February 2008 to present; Director of Murgor Resources from March 2004 to present; Director of Pacific Link Mining Corp. from April, 2007 to present; Director of Riverside Resources Inc.

		July 16, 2007	375,000(6)
Malcolm F. Clay (1) (7) (8) (12)(13) Director

Mr. Clay is a Chartered Accountant (FCA) and was a partner of KPMG and its predecessor firms for 27 years, retiring in 2002. Self-employed consultant from 2002 to present;  Director of Versatile Systems June 2003 – present; Director of Abode Mortgage, Feb. 2003 – present; Director  of Zongshen Pem Power Systems Inc., June 2004 – present.

		November 16, 2007	300,000(11)
Dwayne Melrose Director and VP Exploration

VP, Exploration for Minco Gold Corporation from May 2007 to present; VP, Exploration for Minco Silver Corporation from May 2007 to present;Exploration Manager for Kumtor Operating Company (subsidiary of Cameco Corp) from 1998 to 2007; Project Geologist for Cameco Corp./ Cameco Gold Inc. from 1986 – 1998.

		July, 2007	675,000(9)

Paul Zhang Chief Financial Officer and VP Finance(13)

Chief Financial Officer and VP Finance of Minco Gold Corporation from June 8, 2009  to present; Chief Financial Officer and VP Finance of Minco Silver Corporation from June 8, 2009 to present; Chief Financial Officer and VP Finance of Minco Base Metals Corporation from June 8, 2009- to present; Mr. Zhang is a Canadian Chartered Accountant, a Certified Public Accountant of Illinois, USA, and has a Bachelor of Business Administration from Simon Fraser University.  Mr. Zhang was the CFO of Migao Corporation (TSX: MGO) from 2005 until April 2008, CFO of Melco China Resorts (Holding) Limited (TSXV: MCG) from May 2008 until January 2009, CFO and director of China One Corporation (TSX-V:IND), while it was a capital pool company until it completed its qualifying transaction in December 2008, and director of Asian Resource Global Strategies Inc. (TSX-V: GSI.P), a capital pool company.  Mr. Zhang was the founder and Managing Partner of Zhang & Du LLP, Chartered Accountants, a public practice firm in Toronto, from 2003 to 2005.

	June 8, 2009	Nil
Ellen Wei (13) Controller

Ms. Wei serves as the Company's Controller. Her qualifications include an AICPA designation in the United States and a CPA designation in China. Ms. Wei has 10 years experience with a major Chinese auditing firm and 3 years with Ernst & Young respectively. Ms. Wei has worked with the Minco Group for 4 years in the capacity of CFO for Minco Mining (China) ltd. She was the former Controller of Dragon Pharmaceuticals Inc., a listed Company in the United States, for 2.5 years.

	January 9, 2009	185,000(12)

Notes:

(1)	Current member of the Audit Committee of the Company.
(2)

Common shares and options beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and officers.  Unless otherwise indicated, such shares are held directly.

(3)

The directors, nominees, officers and other members of management of the Company, as a group beneficially own, directly or indirectly, 8,815,231 common shares of the Company, representing 20% of the fully diluted issued and outstanding common shares of the Company.  Of the 8,815,231 a total of 3,450,000 are pursuant to stock options granted but not exercised and 5,360,731 are held by Pacific Canada Resources (Note (4)).

(4)	Includes 5,360,731 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest. Also includes 1,450,000 common shares subject to options.
(5)	Includes 420,000 common shares subject to options.
(6)	Includes 375,000 common shares subject to options.
(7)	Current member of the Nominations Committee of the Company.

(8)	Current member of the Compensation Committee of the Company.
(9)	Includes 675,000 common shares subject to options.
(10)	Includes 185,000 common shares subject to options.
(11)	Includes 200,000 common shares subject to options.
(12)	Mr. Clay was appointed as a Director of the Company on November 16, 2007. Mr. Clay was also appointed as Chairman of the Audit Committee.
(13)	Resident of Canada

Other positions currently held by the Company’s directors and officers presently other than with other reporting issuers are as follows:

Name of Director or Officer	Positions Held
Ken Cai President, Chief Executive Officer & Director

President & Director of Sinowin Investments Inc.

President & Director of MLK Capital Corp.

President & Director of Pacific Canada Resources Inc.

Director of Pacific Link Mining Corp.

President, CEO & Director of Minco Silver Corporation

President & Director of Minco Base Metals Corporation

Director of East Energy Corp.

Director of Linear Metals Corporation

Robert Callander Director	Director of Pacific Canada Resources Inc. Director of Member Savings Credit Union
Malcolm Clay Director	Director Versatile Systems Inc. Director Zongshen PEM Power Systems Inc. Director Abode Mortgage Corporation Director Powertech Uranium Corp.
Michael Doggett Director	Director of Pacific Link Mining Corp. Director Murgor Resources Inc. Director Inter-Citic Minerals Inc. Director Riverside Resources Inc.
Paul Zhang Chief Financial Officer and VP Finance	Chief Financial Officer and VP Finance of Minco Silver Corporation Chief Financial Officer and VP Finance of Minco Base Metals Corporation Director of Asian Resource Global Strategies Inc.
Dwayne Melrose Director and VP Exploration	VP Exploration of Minco Silver Corporation VP Exploration of Minco Base Metals Corporation
Ellen Wei Controller	Controller of Minco Silver Corporation Controller of Minco Base Metals Corporation

The business background and principal occupations of the Company’s officers and directors are as follows:

Ken Z. Cai

President, Chief Executive Officer and Director

Dr. Cai has served as president, chief executive officer and a director of the Company since February 29, 1996. Dr. Cai, age 45,devotes approximately 40% of his time to the Company’s business.  Dr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario.  Dr. Cai, a Chinese national now living in Canada, has 20 years' experience in mineral exploration, project evaluation, corporate financing and company management. He has been the driving force behind the Company and responsible for negotiating the property agreements in China. He has a wide range of high-level contacts in the Chinese mining communities and this has allowed Minco to access data on a large number of projects throughout China.  Dr. Cai serves as a director and/or officer of the following publicly-traded companies: Minco Silver Corporation, a TSX listed company (Director, President and CEO); Pacific Link Mining Corp., a TSX Venture listed company (Director and Chairman); Linear Metals Corporation (Director) a TSX Venture listed company and East Energy Corp. (formerly “Gobi Gold Inc.”), a TSX Venture listed company (Director).

Robert Callander

Director

Mr. Callander has been a director since August 1996.  Mr. Callander, age 64, devotes approximately 5% of his time to the Company’s business.  He holds an MBA from York University, Toronto, Ontario, Canada, as well as a CFA from the Institute for Investment Management, Charlotte, Virginia.  Mr. Callander has worked for Caldwell Securities Ltd. since 1992 and currently serves as a vice-president with that firm.  Prior to his engagement with Caldwell Securities Ltd., Mr. Callander served as a corporate finance analyst with Nesbitt Burns.

Dwayne Melrose

Director and Vice-President, Exploration

Mr. Melrose, age 52, has been a director since July, 2007 and as Vice-President, Exploration since May, 2007.  Mr. Melrose is a graduate from the University of Waterloo, Ontario and has over 25 years experience as an exploration and mine geologist.  He has been involved in all aspects of exploration and mine exploration from grass roots to mine definition/feasibility stage and open pit mine geology.  Mr. Melrose has worked with the Cameco/Centerra Gold companies’ exploration departments for the past 21 years in Canada, USA and Kazakhstan with the last nine years as the Exploration Manager at the Kumtor Gold Mine in the Krygyz Republic.  Prior to Kumtor, Mr. Melrose has worked in a variety of gold and base metals geological environments in Eastern-Western Canada, Western USA and Kazakhstan.

Michael Doggett

Director

Dr. Doggett, age 49, has been a director since July, 2007.  Dr. Doggett is the Director of the Mineral Exploration Master’s Program and Associate Professor in the Department in Geological Sciences and Geological Engineering at Queen’s University.  He holds degrees in geology and mineral economics from Mount Allison University and Queen’s University.  Dr. Doggett has taught professional development seminars in exploration and project evaluation to more than 600 industry participants in a dozen countries and has carried out a range of consulting activities with mining companies, governments and international agencies.  He currently sits as a Director of Murgor Resources Inc., Pacific Link Mining Corp., Inter-Citic Minerals, the Prospectors and Developers Association of Canada, and on the Committee for Earth Resources for the United States National Academy of Sciences.

Malcolm F. Clay

Director

Mr. Clay, age 68, was appointed a Director of the Company and Chairman of the Audit Committee on November 16, 2007.  He devotes approximately 10% of his time to the Company’s business.  Mr. Clay is a Chartered Accountant (FCA) and was a partner of KPMG and its predecessor firms for 27 years, retiring in 2002.  As a public accountant, he served as lead audit or concurring partner for public companies listed on AMEX, NYSE and Canadian Stock Exchanges.  He was the Partner-in-Charge of the KPMG Vancouver Audit practice for ten years.  In 1997, he was elected as the non-executive Chairman of KPMG Canada.  During his career he acted as an accountant and advisor for numerous private companies and is currently the Chairman of the audit committee for four TSX Venture Exchange listed companies.

Paul Zhang

Chief Financial Officer and VP Finance

Mr. Zhang, age 40, was appointed as the Company’s Chief Financial Officer and Vice President of Finance in June 2009.  A Chartered Accountant and a Certified Public Accountant of Illinois USA, Mr. Zhang brings over 15 years of accounting/finance experience in various industries since graduated from Simon Fraser University, Canada with a degree in Business Administration.  Mr. Zhang served as the inaugural CFO of Migao Corporation (TSX:MGO), a specialty potash fertilizer producer based in China, from 2005 to April 2008.  He was the managing partner of Zhang, Du LLP, a public practice firm in Toronto from 2003 to 2005.  Most recently before joining the Company, he served as the CFO for a ski resorts developer and operator based in China.  A resident and citizen of Canada, Mr. Zhang came to Canada from China in 1988 to study at Simon Fraser University.  He is bi-lingual in English and Chinese with an in-depth understanding of the unique Chinese culture and business practices.

Ellen Wei

Controller

Ms. Wei, age  47  , has served as the Company's Controller since January 9, 2009. Her qualifications include an AICPA designation in the United States and a CPA designation in China. Ms. Wei has 10 years experience with a major Chinese auditing firm and 3 years with Ernst & Young respectively. Ms. Wei has worked with the Minco Group for 4 years in the capacity of CFO for Minco Mining (China) ltd. She was the former Controller of Dragon Pharmaceuticals Inc., a listed Company in the United States, for 2.5 years

B.

COMPENSATION

Certain information about payments to the Company’s executive officers is set out in the following table:

SUMMARY COMPENSATION

	Annual Compensation				Long Term Compensation Awards
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Ann. Comp ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payout ($) (h)	All Other Compen- sation ($) (i)
Ken Z. Cai President, CEO & Director	Dec. 31/08 Dec. 31/07 Dec. 31/06	137,500(1) 114,275(1) 114,675(1)	30,000 4,687 55,625	Nil Nil Nil	Nil 925,000 175,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Garnet Clark(2) Former Chief Financial Officer	Dec. 31/08 Dec. 31/07 Dec. 31/06	45,000 16,552 Nil	Nil Nil Nil	Nil Nil Nil	Nil 150,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Dwayne Melrose Director and VP, Exploration	Dec. 31/08 Dec. 31/07 Dec. 31/06	180,000 120,000 Nil	Nil 7,500 Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
William Meyer (3) Former Chairman & Director	Dec. 31/08 Dec. 31/07 Dec. 31/06	Nil 8,000 Nil	Nil Nil 41,700	Nil Nil Nil	Nil 100,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Matthew Kavanagh Former Chief Financial Officer (4)	Dec. 31/08 Dec. 31/07 Dec. 31/06	Nil 38,500 11,897	Nil Nil 625	Nil Nil Nil	Nil 150,000 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Mark Orsmond Former Vice President Corporate Development (5)	Dec. 31/08 Dec. 31/07 Dec. 31/06	Nil 12,500 61,171	Nil Nil 3,000	Nil Nil Nil	Nil Nil 300,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Robert S. Tyson Former Vice- President Corporate Development	Dec. 31/08 Dec. 31/07 Dec. 31/06	Nil Nil 13,939	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Paul J. Johnston Former VP Exploration	Dec. 31/08 Dec. 31/07 Dec. 31/06	Nil Nil 4,209	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Simon Anderson Former Chief Financial Officer	Dec. 31/08 Dec. 31/07 Dec. 31/06	Nil Nil 9,340	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Notes:

(1)

Fees paid to MLK Capital Corporation, pursuant to a consulting agreement.  Dr. Cai serves as president and chief executive officer of MLK Capital Corporation providing consulting, management and supervision services in connection with the development of overall corporate strategy.

(2)

Mr. Clark was Chief Financial Officer from October 10, 2007 to January 11, 2009.

(3)

Mr. Meyer was a Member of the Audit Committee from November 1, 1999 to October 3, 2005.  Mr. Meyer received $8,000 in directors fees during 2007.  He did not stand for re-election and resigned as a director and Chairman of the Audit Committee on July 16, 2007.

(4)

Mr. Kavanagh resigned on September 30, 2007.

(5)

Paid to Mercantile Consulting Limited, a company controlled by Mr. Orsmond.  Mr. Orsmond resigned on April 25, 2007.

C.

BOARD PRACTICES

The current directors of the board were elected to their position at the annual meeting of shareholders held on June 27, 2006.

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

Compensation Committee

The Company has a Compensation Committee consisting of Messrs. Callander, Doggett and Clay.  The primary purpose of the Compensation Committee is to:

(a)

establish, review and recommend to the Board of Directors of Minco Gold Corporation compensation and incentive plans and programs; and

(b)

review and approve compensation and awards under compensation and incentive plans and programs for the CEO and senior officers;

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

D.

EMPLOYEES

As at July 20, 2009, the Company shares 8 full time employees with Minco Silver Corporation, of which 5 employees are located in Vancouver, British Columbia and the other 74 are located in China.

E.

SHARE OWNERSHIP

During the fiscal year ended December 31, 2008, no amounts were set aside or accrued by the Company or its subsidiaries during such year to provide pension, retirement or similar benefits for directors and officers of the Company, pursuant to any existing plan provided or contributed to by the Company or its subsidiaries.  As at December 31, 2008, the Company had 4,725,834 stock options outstanding and exercisable (as at December 31, 2007 5,236,667) at varying prices between $0.46 and $2.55 per share, which were granted to directors, officers, consultants and employees of the Company.  The following table sets forth, as of June 15, 2009, common stock held by the Company’s officers and directors and all outstanding options and warrants to purchase common shares of the Company.

Common Shares Owned by Officers and Directors

Name and Title	Common Shares Held	Percentage of Common Shares Outstanding at June 15, 2009(2)
Ken Cai, President, Chief Executive Officer and Director	5,497,064(1)	12.77%
Robert Callander, Director	31,000	0.07%
Michael Doggett, Director	Nil	N/A
Malcolm Clay, Director	30,000	0.07%
TOTAL	5,558,064	12.91%

Note:

(1)	5,497,064 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest.

Outstanding Options

The Company has implemented a stock option plan that provides for the issuance of up to 15% of outstanding common shares to directors, employees and consultants under TSX approval.  The stock option plan was approved by the shareholders of the Company at the Annual General Meeting held on June 23, 2007.  As at July 20, 2009 the Company has granted options to purchase up to 5,676,167 common shares to directors, officers, employees and contractors.  The following table sets forth, as of July 20, 2009 granted and outstanding incentive stock options which have been granted to directors, officers, employees and contractors.

Date of Grant	Number of Stock Options Granted	Number of Stock Options Outstanding	Exercise Price ($)	Expiry Date
April 1, 2005	150,000	75,000	1.35	April 1, 2010
May 19, 2005	100,000	66,667	1.08	May 19, 2010
January 9, 2006	1,015,000	457,000	1.64	January 9, 2011
May 1, 2006	100,000	100,000	2.55	May 1, 2011
July 7, 2007	200,000	200,000	1.44	May 17, 2012
July 20, 2007	100,000	100,000	1.44	May 17, 2012
July 20, 2007	100,000	100,000	1.79	February 12, 2012
July 20, 2007	100,000	100,000	1.54	June 1, 2012
September 28, 2007	2,010,000	1,653,000	0.79	September 28, 2012
November 14, 2007	475,000	400,000	0.97	November 13, 2012
November 16. 2007	200,000	200,000	1.08	November 15, 2012
November 17, 2007	75,000	75,000	0.97	November 17, 2012
April 15, 2008	200,000	200,000	1.44	April 15, 2013
August 20, 2008	50,000	50,000	0.81	August 20, 2013
September 9, 2008	7,500	7,500	0.66	September 9, 2013
September 10, 2008	100,000	100,000	0.66	September 10, 2013
December 16, 2008	125,000	125,000	0.46	December 16, 2013
January 16, 2009	1,582,000	1,582,000	0.48	January 16, 2014
		5,676,167

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

As of July 20, 2009 the Company believes that 4,640,520 of the issued and outstanding common shares were held by 43 registered shareholders with addresses in the United States.

As far as known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.  As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director of the Company, as at June 15, 2009, owned 5,360,731 common shares or 12.4% of the issued and outstanding shares of the Company’s common stock.  The following table sets forth, as of June 15, 2009, information with respect to (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company’s outstanding voting securities and (ii) the total amount of any class of the Company’s voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class (1)

Common shares	Pacific Canada Resources Inc.	5,360,731	12.4%
Common shares	Ken Cai	6,810,731 (2)(3)	15.8%
Common shares	All directors, Officers & deemed insiders as a group	8,102,898(3)(4)	20.7%

Notes:

(1)

Based on the issued and outstanding shares of the Company.

(2)

Dr. Ken Cai, a director and officer of the Company, beneficially owns more than 10% of Pacific Canada Resources Inc., a private company.  Also includes options to purchase 1,450,000 common shares.

(3)

Includes Dr. Ken Cai's beneficial interest in 5,360,731 common shares owned by Pacific Canada Resources, Inc. and direct holdings of directors.  The total does include stock options granted.

(4)

Of the 8,102,898 common shares of which a total of 2,631,667 are pursuant to stock options granted but not exercised.

Escrow Securities

As at July 20, 2009 there were no escrow shares outstanding.

Table of Escrow Shares

Pacific Canada Resources Inc.
Balance December 31, 1996	4,880,000
Released at $1.20 per share, June 1998	(949,561)
Released at $1.50 per share, August 1999	(508,736)
Released at $0.97 per share, March 2001	(430,381)
Released at $1.81 per share, August 2005	(1,473,264)
Balance December 31, 2005	1,518,058
Released January 2006	(379,514)
Released July 2006	(379,514)
Released January 2007	(379,514)
Released July 2007	(379,516)
Balance as at July 20, 2009	-

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

During the years ended December 31, 2008, 2007 and 2006, the Company paid to Sinowin Investments Inc. (a consulting company controlled by Dr, Ken Cai,  a total of $143,229, $119,063 and $334,375, respectively, for management services, property investigation, geological consulting, and bonus for arranging financing.  The Company believes that the consulting agreement with Sinowin Investments Inc. and Dr. Cai, are on terms as favorable as could be obtained from an unaffiliated third party.

ITEM 8.

FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Consolidated audited financial statements for the Company for the year ended December 31, 2008 (in Canadian dollars) with comparative figures for the years ended December 31, 2007 and December 31, 2006.

Consolidated audited financial statements of Minco Silver Corporation for the year ended December 31, 2008 (in Canadian dollars) with comparative figures for the years ended December 31, 2007 and 2006.

Dividend policy

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

Significant Changes

Minco Gold elected to sell its interest in the Inner Mongolia Huayu-Minco Mining Co., Ltd. (the “HYMK JV” or “BYC”) BYC project for RMB7.0 million (approximately $1.2 million). The Company recorded this transaction in the fourth quarter and received three installments, with the final installment of RMB 2.8 million ($0.4 million) received February 28, 2009.

ITEM 9.

THE OFFER AND LISTING

Since February 24, 1998, the Company’s common shares have been listed on the Toronto Stock Exchange.  Previously, the Company’s common shares were dual listed on the CDNX (formerly the Vancouver Stock Exchange and now the TSX Venture Exchange) and Toronto Stock Exchange.  On January 29, 1999, the Company voluntary delisted its common shares from the CDNX.    The Company’s common shares were listed in the United States on the Over The Counter market (“OTC”) under the symbol MMAXF”.  On November 11, 2005 the Company received listing approval on The American Stock Exchange (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The following tables set forth the reported high and low prices for the five most recent fiscal years (Table A), each quarterly period for the past two fiscal years and for the first quarter of 2009 (Table B) and each month for the past six months (Table C).

Table A

High and low price for the five most recent fiscal years.

YEAR	TSX (CDN$) HIGH	TSX (CDN$) LOW	AMEX (US$) HIGH	AMEX (USD$) LOW
December 31, 2008	0.64	0.24	0.56	0.19
December 31, 2007	2.40	0.67	2.07	0.65
December 31, 2006	3.07	1.35	2.68	1.20
December 31, 2005 (*)	1.71	1.54	1.58	1.35
December 31, 2004	1.90	1.58	N/A	N/A

(*)

On November 11, 2005 the Company received listing approval on The American Stock Exchange (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The November 2005 high and low is for the period between November 22, 2005 to December 31, 2005.  On February 1, 2007 the symbol for the Company was changed from MMK to MGH.

Table B

High and low prices for each quarterly period for the past two fiscal years ended December 31, 2008 and 2007 and the first quarter of 2009.

MONTH/YEAR	TSX (CDN$) HIGH	TSX (CDN$) LOW	AMEX (USD$) HIGH (*)	AMEX (USD$) LOW (*)
Quarter 1 – March 2007	2.40	1.38	2.07	1.29
Quarter 2 – June 2007	2.18	1.35	1.88	1.23
Quarter 3 – September 2007	1.47	0.69	1.42	0.65
December 2007	1.37	0.67	1.49	0.68
Quarter 1 – March 2008	1.72	0.70	1.71	0.70
Quarter 2- June 2008	128	1.00	1.30	0.99
Quarter 3-September 2008	0.89	0.40	0.84	0.65
December 2008	0.64	0.24	0.56	0.19
Quarter 1 – March 2009	0.71	0.47	0.59	0.38

(*)

On November 11, 2005 the Company received Listing approval on The American Stock Exchange (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The November 2005 high and low if for the period between November 22, 2005 to December 31, 2005.  On February 1, 2007 the symbol for the Company was changed from MMK to MGH.

ITEM 10.

ADDITIONAL INFORMATION

A. Share Capital

Table C

High and low prices for each month for the past six months.

MONTH/YEAR	TSX (CDN $) HIGH	TSX (CDN $) LOW	AMEX (USD $) HIGH (*)	AMEX (USD $) LOW (*)
May 2009	0.93	0.62	0.85	0.52
April 2009	0.71	0.55	0.60	0.46
March 2009	0.71	0.47	0.59	0.38
February 2009	0.86	0.52	0.69	0.42
January 2009	0.66	0.46	0.60	0.35
December 2008	0.64	0.24	0.56	0.19

The Company has 100,000,000 common shares authorized, without par value, of which 43,037,051 common shares were issued and outstanding as of July 20, 2009.  Each of the common shares has equal dividend, liquidation and voting rights.  Voters of the common shares are entitled to one vote per share on all matters that may be brought before them.  Holders of the common shares are entitled to receive dividends when declared by the board of directors from funds legally available for that purpose.  The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares.  The outstanding common shares are fully paid and non-assessable.  Of the Company’s common shares outstanding, none are currently held in escrow, subject to release or cancellation upon certain conditions.  See Item 7 - “Escrow Securities.” The transfer agent and registrar for the common shares is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6B 5A1.  The following table sets forth a history of the share capital for the Company for the last three fiscal years, and through July 20, 2009.

		Issuance	Common Share Balance
December 31, 2005	Issued and Outstanding		38,633,992
January 3, 2006	Options Exercised	45,000
January 20, 2006	$1.40 Broker Options Exercised	162,500
February 7, 2006	Exercise of Warrants @ $1.70	10,500
February 15, 2006	$1.40 Broker Options Exercised	38,885
February 18, 2006	$1.40 Broker Options Exercised	48,615
February 23, 2006	$0.55 options Exercised	321,500
March 7, 2006	Exercise of Warrants @ $1.70	10,500
March 14, 2006	Exercise of Warrants @ $1.50	15,000
March 17, 2006	Exercise of Warrants @ $1.70	21,000
March 17, 2006	Exercise of Warrants @ $1.50	22,000
March 22, 2006	Exercise of Warrants @ $1.70	25,000
March 24, 2006	Exercise of Stock Options @ $0.50	40,000
April 3, 2006	Exercise of Warrants @ $1.70	25,000
April 4, 2006	$1.50 options Exercised	8,333
April 17, 2006	Exercise of Warrants @ $1.50	50,000
April 25, 2006	Exercise of Warrants @ $1.50	20,000
April 26, 2006	Exercise of Warrants @ $1.50	10,000
April 27, 2006	$1.80 options Exercised	13,300
May 1, 2006	Exercise of Warrants @ $1.50	15,000
May 3, 2006	$1.50 options Exercised	10,000
May 3, 2006	$1.35 options Exercised	10,000
May 8, 2006	$0.83 options Exercised	50,000
May 8, 2006	Exercise of Warrants @ $1.50	10,000
May 9, 2006	Exercise of Warrants @ $1.70	8,928
May 10, 2006	Exercise of Warrants @ $1.50	37,000
May 15, 2006	Exercise of Warrants @ $1.50	125,500
May 16, 2006	Exercise of Warrants @ $1.50	78,100
May 17, 2006	Exercise of Warrants @ $1.50	50,000
May 23, 2006	Exercise of Warrants @ $1.50	11,000
May 24, 2006	Exercise of Warrants @ $1.50	31,000
May 25, 2006	Exercise of Warrants @ $1.50	10,000
May 25, 2006	Exercise of Warrants @ $1.50	1,672,900
May 25, 2006	$1.08 options Exercised	33,333
June 6, 2006	Exercise of Warrants @ $1.50	12,000
June 6, 2006	$0.83 options Exercised	100,000
June 16, 2006	$1.13 options Exercised	33,333
July 12, 2006	$0.55 options Exercised	150,000
September 26, 2006	Exercise of Warrants @ $1.70	50,000
October 2, 2006	Exercise of Warrants @ $1.70	125,000
November 28, 2006	$0.20 options Exercised	596,000
November 28, 2006	$0.55 options Exercised	100,000
December 7, 2006	$1.60 options Exercised	25,000
December 31, 2006	Issued and Outstanding		42,865,219
June 1, 2007	$1.35 options Exercised	45,000
June 1, 2007	$1.07 options Exercised	8,333
June 21, 2007	$0.55 options Exercised	49,500
July 12, 2007	$1.07 options exercised	8,333
August 17, 2007	Normal course issuer bid	(40,000)
August 20, 2007	Normal course issuer bid	(3,500)

August 21, 2007	Normal course issuer bid	(4,500)
December 31, 2007	Issued and Outstanding		42,928,385
April 10, 2008	$0.79 options exercised	33,333
May 5, 2008	$0.79 options exercised	13,333
May 8, 2008	$0.79 options exercised	10,000
May 29, 2008	$0.79 options exercised	4,000
December 31, 2008	Issued and Outstanding		42,989,051
July 20, 2009	Issued and Outstanding		42,989,051

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

The Company is limited, pursuant to the policies of the TSX on issuer bids, to purchase not more than 842,884 shares (2% of the Company’s 42,144,219 issued and outstanding Shares as of October 31, 2006) during any 30-day period to a maximum of 2,107,210 Shares (5% of the Company’s 42,144,219 issued and outstanding Shares) during the 12 month period.  The price at which the Shares will be purchased pursuant to the Normal Course Issuer Bid by the Company will be the market price of the Shares at the time of acquisition and will be at a price that is not higher than the last independent trade of a board lot of Shares of the Company.  In August 2007, the Company acquired and cancelled a total of 48,000 shares under a Normal Course Issuer Bid at an average purchase price of $0.90. No other shares were acquired pursuant to the Normal Course Issuer Bid.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

On July 8, 1996, the Company adopted revised its Articles of Incorporation under the laws of the Province of British Columbia Company Act.  On March 29, 2004, the new British Columbia Business Corporations Act (“BCA”) was proclaimed, replacing the pre-existing British Columbia Company Act.  Accordingly, the Company is now subject to the BCA, and no longer governed by the Company Act.  The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies.  For example, the new BCA does not impose any British Columbia or Canadian residency requirements on the members of the Board of Directors of the Company.

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

C.

MATERIAL CONTRACTS

The only material contracts not in the ordinary course of business entered into by the Company during the financial year ended December 31, 2008, or in prior years that are still in effect are:

Date	Document	Party	Reference to:
January 1, 2007	Cost Sharing Agreement	Between Minco Silver Corporation, Minco Gold Corporation, Tranzcom China Security Networks Inc. and Aquasol Envirotech (Canada) Inc.
June 6, 2007	Arrangement Agreement	Between the Company, Minco Base Metals Corporation and 0791852 B.C. Ltd.	Plan of Arrangement and spin-off of White Silver Mountain project.
November 7, 2007	Arrangement Agreement Amendment	Between the Company and Minco Mining & Metals Corporation (formerly Minco Base Metals Corporation) and Minco Base Metals Corporation (formerly 0791852 B.C. Ltd.)	Plan of Arrangement and spin-off of White Silver Mountain project.
January 1,2005 – December 31, 2008	Various Stock Option Agreements	Various stock option agreements dated between January 1, 2005 and December 31, 2008 between the Company and certain directors, officer, consultants and employees of the Company.

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

Chinese Currency

The Renminbi currently is not a freely convertible currency.  Although the Chinese central government's policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration of Foreign Exchange and other relevant authorities.  The People's Bank of China, or PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day.

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

United States Tax Consequences

The following summarizes the principal U.S. federal income tax consequences to the holding and disposition of common shares in the capital of the Company by US Holders (defined below) and who holds their shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code (“Code”).

US Holders

As used herein, a “US Holder” includes a holder of Common Shares who is a citizen or resident of the United States, a corporation (including any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof, and an estate whose income is subject to U.S. federal income taxation regardless of its source, or a trust (a) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations .If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds the common shares, the U.S. Holder should consult its tax advisor regarding the specific tax consequences of owning and disposing of its shares.  A US Holder does not include (1) those who own (directly, or indirectly by attribution) 10% or more of the share capital or voting power of the Company; (2) are persons subject to the alternative minimum tax; (3) persons holding the shares as part of a straddle, hedging or conversion transaction and (4)persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted could be applied, possibly on a retroactive basis, at any time.  This discussion does not address all U.S. federal income tax matters that may be relevant to a US Holder in light of its particular circumstances, and it does not address any state, local and non-U.S. tax consequences of purchasing, owning and disposing of the common shares of the Company.  Each US Holder should consult with his or her own tax advisor with respect to the tax considerations relevant to such US Holder and its particular circumstances.

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

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Canada, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Treasury guidance indicates that our common shares, which are listed on the American Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will be considered readily tradable on an established securities market in later years. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.  There can be no assurance that the Company’s dividends will be qualifying dividend income because there can be no assurance of the Company’s PFIC status in either the year of the distribution or the year preceding the distribution.

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

Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of the Company’s Common Shares, a US Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition of the Common Shares and the US Holder’s adjusted tax basis in the Common Shares.  The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the US Holder has held the Common Shares for more than one year.  Net long-term capital gains of non-corporate US Holders, including individuals, are eligible for reduced rates of taxation.  The deductibility of capital losses is subject to limitations.  Any gain or loss that a US Holder recognizes generally will be treated as gain or loss from sources within the United States for purposes of the U.S. foreign tax credit limitation discussed above.

If the Company pays distributions on the Common Shares in Canadian dollars, the U.S. dollar value of such distributions should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distributions, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt of such distributions, a US Holder’s tax basis in such Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, the US Holder generally will not be required to recognize any foreign currency exchange gain or loss.  Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S. source ordinary income or loss for purposes of the U.S. foreign tax credit limitation discussed above.

Passive Foreign Investment Companies

We believe we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2008. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

▪

at least 75% of its gross income is passive income which includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain gains from the sales of commodities, annuities and gains from assets that produce passive income, or

▪

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

There can be no assurance that in any given year 75% or more of the Company's gross income will not be passive income and we will not become a PCIF in this or any future taxable year.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

A determination of the Company’s PFIC status should be done on an annual basis (assuming that we can continue to be a publicly traded entity) . As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our common shares (assuming that we continue to a publicly traded corporation for purposes of the applicable PFIC rules), our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds common shares, absent a special election. For instance, if we cease to be a PFIC, a U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares. If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain gains from the sales of commodities, annuities and gains from assets that produce passive income.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that it receives and any gain it realizes from a sale or other disposition (including a pledge) of the common shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions such U.S. Holder received during the shorter of the three preceding taxable years or its holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

▪

the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares,

▪

the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

▪

the amount allocated to each other year will be subject to the highest tax rate for the US Holder in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s ordinary earnings and net capital gain income on a current basis. However, a U.S. Holder can make a qualified electing fund election with respect to its common shares only if we furnish the U.S. Holder annually with certain tax information, and we do not intend to prepare or provide such information.

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

Foreign Tax Credit

A US Holder may be entitled to claim a U.S. foreign tax credit for, or deduct, Canadian taxes that are withheld on distributions received by the US Holder, subject to applicable limitations in the Code.  Dividends paid on the common shares will be “passive category income” or “general category income” for U.S. foreign tax credit purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each US Holder.  A US Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes paid for a given taxable year may instead claim a deduction for all foreign paid in that taxable year.  US Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

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

We have included in “Item 4. Information on the Company” information about the Changkeng Gold Project from a technical report by P & E Mining Consultants Inc., of 2 County Court Blvd., Suite 202, Brampton. Ontario, Canada, L6W 3W8. The authors of the report are Eugene Puritch P.Eng., Antoine Yassa, P. Geo. and Tracy Armstrong P.Geo. The technical report was prepared under the guidelines of Canadian National Instruments 43-101.  The Company filed the Updated 43-101 technical report on April 24, 2008, an amended and restated technical report on October 6, 2008 and an updated technical report on May 11, 2009 via SEDAR.

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

I.

SUBSIDIARY INFORMATION

The Company incorporated three separate Companies with current or planned business operations, which are all created for the exploration and acquisition of mineral projects in China as described below.

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

At December 31, 2004, the Company owned a 70% interest in Minco Silver but following a subsequent financing by Minco Silver, Minco Gold’s interest decreased to 55.56%.  On December 2, 2005, Minco Silver became a report issuer listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “MSV”.  The Company currently owns 13,000,000 common shares of Minco Silver or a 40.48% of the issued and outstanding common shares of Minco Silver.  Minco Silver and GGB agreed pursuant to the Amending Contract that, subject to the payment of the applicable purchase price, Minco Silver (through Minco China) would hold a 100% interest in the Fuwan Permits, subject to GGB retaining a 10% net profit interest in the properties subject to the Fuwan Permits.

Minco Silver became involved in a number of litigations to collect and release on a loan made to Sterling Mining Company (“Sterling”) in the amount of USD$5,000,000 as a part of Minco Silver’s business transactions.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISK

The Company is exposed to market risk, primarily related to foreign exchange.  The Company uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in China where the Company is conducting exploration activities.  The following table sets forth the principal components of the balance sheet at December 31, 2008 showing the sensitivity to exchange risk:

Year Ended December 31, 2008

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate in $
	$	RMB
Cash and Cash equivalents	101,858	14,036,818	2,604,411	227,505
Temporary investments	939,159	-	939,159	-
Receivables (including due from Minco Silver and Minco Base Metals)	827,482	10,220,159	2,649,582	165,645
Prepaid expenses and deposits	93,562	199,327	129,113	3,232
Accounts payable and accrued liabilities	166,698	47,800,509	8,688,807	774,737

The following table sets forth the principal components of statement of operations for the year ended December 31, 2008 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Exploration costs	467,862	66,347,082	10,553,381	916,865
Administrative expenses	2,813,830	13,370,124	4,846,258	184,766
Other income	356,359	-	356,359	-
Non-controlling interest	82,685	-	82,685	-

Year Ended December 31, 2007

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Cash and equivalents	87,034	9,029,705	1,307,892	110,987
Temporary investments	5,344,290	6,000,000	6,149,044	65,069
Receivables (including due from Minco Silver)	374,408	34,096,684	5,192,779	438,034
Prepaid expenses and deposits	99,072	36,960	104,034	451
Accounts payable and accrued liabilities (including due to Minco Silver)	2,292,383	3,548,066	2,819,893	47,955

The following table sets forth the principal components of statement of operations for the year ended December 31, 2007 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Exploration costs	331,187	18,629,320	2,947,948	237,887
Administrative expenses	4,219,436	5,851,379	5,025,538	73,282
Other income (loss)	(39,260)	331,794	3,409	3,879
Non-controlling interest	-	3,057,293	429,442	39,040

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

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES

AND DELINQUENCIES

Not Applicable

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF

SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.

CONTROLS AND PROCEDURES

(a)

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is collected and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

At the end of the period covered by this report, the fiscal year ended December 31, 2008, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")).

The Company did not meet the filing date specified for the filling of Form 20-F as an Annual Report, namely, June 30, 2009, and in fact completed the preparation of its Form 20-F on July 29, 2009.  Because of the failure to meet the filing date specified, a fact that comprises part of management’s evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were not adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms; and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

(b)

Management’s annual report on internal controls over financial reporting

Internal Control over Financial Reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance in the reliability of the Company’s financial information and the preparation of the audited financial statements. The design includes policies and procedures that:

1. Pertains to the maintenance of records;

2. Provide reasonable assurance that the transactions are recorded accurately and that the receipts and expenditures are made in accordance with the authorizations of management and directors; and

3. Provide reasonable assurance in the prevention and timely detection of material unauthorized acquisition, use or  disposal of the Company’s assets.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Management conducted an evaluation of the design and operation of the company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

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

Management's evaluation of the effectiveness of internal controls identified some material deficiencies in the financial reporting process as of December 31, 2008. Specifically, due to the smaller nature of the Company, there was a lack of effective segregation of duties where responsibilities for the preparation, entry and approval of accounting transactions were shared in some locations. In addition, there was a lack of consistency in the application of the Company’s standardized, formal policies and procedures around the financial closing and reporting of financial results; the Company did not have the required complement of personnel throughout the year (with appropriate levels of accounting knowledge, experience and training in the application of Canadian generally accepted accounting principles).   The CFO is responsible for preparing, authorizing and reviewing information that is key to the financial reports.  The CFO is also responsible for reviewing the resulting financial reports.  These weaknesses have the potential to result in material misstatements in the Company’s financial statements.

The Company has established a monthly review procedure for the financial reporting preparation that includes a detailed review by the Controller of the monthly financial statements submitted by the Company’s subsidiaries in order to consolidate accurate data into financial statements, the retention of a new CFO and the initiation of a process to redesign entity wide authorization and approval policies.

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

 (d)

Changes in internal controls

There were no significant changes, other than some improvement captioned above in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the past two fiscal years, the Company has paid the following fees to its principal accountants, Ernst & Young, LLP:

	2008	2007	2006
Audit fees	$126,500	$ 125,000	$ 80,000
Audit-related fees	-	-	-
Tax fees	-	1,200	3,800
All other fees	-	-	-
Total	$126,500	$ 126,200	$83,800

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

6.

PROCEDURE FOR REPORTING OF FRAUD OR CONTROL WEAKNESSES

Each employee is expected to report situations in which he or her suspects fraud or is aware of any internal control weaknesses. An employee should treat suspected fraud seriously, and ensure that the situation is brought to the attention of the Board of Directors. In addition, weaknesses in the internal control procedures of the Company that may result in errors or omissions in financial information, or that create a risk of potential fraud or loss of the Company’s assets, should be brought to the attention of both management and the Board of Directors.  To facilitate the reporting of suspected fraud, it is the policy of the Board of Directors that the employee (the “whistleblower”) has anonymous and direct access to the Chair of the Audit Committee.  The current Chair, Mr. Malcolm Clay, can be reached at (604) 688-8002.  Should a new Chair be appointed prior to the updating of this document, current Chair will ensure that the whistleblower is able to reach the new Chair in a timely manner.  In the event that the Chair of the Audit Committee cannot be reached, the whistleblower should contact the Chair of the Board of Directors.  Access to the names and place of employment of the Company’s Directors can be found in the Company’s website.  In addition, it is the policy of the Board that employees concerned about reporting internal control weaknesses directly to management are able to report such weaknesses to the Board anonymously.  In this case, the employee should follow the same procedure detailed above for reporting suspected fraud.

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

Consolidated Financial Statements of the Company as at December 31, 2008, 2007 and 2006 (in Canadian Dollars) including Report of Independent Registered Public Accounting Firm, Balance Sheet, Income Statement, Cash Flow and Notes

Consolidated Financial Statements of Minco Silver Corporation as at December 31, 2008, 2007 and 2006  (in Canadian Dollars) including Report of Independent Registered Public Accounting Firm, Income Statement, Balance Sheet, Cash Flow and Notes

103 141

ITEM 18.

FINANCIAL STATEMENTS

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

DECEMBER 31, 2008, 2007, AND 2006

Index

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations and Comprehensive Loss and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Management's Responsibility for Financial Reporting

The consolidated financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management’s best judgments’ on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

The Audit Committee of the Board of Directors is composed of three Directors and meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

Ken Cai

Paul Zhang

President and CEO

Chief Financial Officer

Vancouver, Canada

July 29, 2009

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Minco Gold Corporation

We have audited the consolidated balance sheets of Minco Gold Corporation (the “Company”) as at December 31, 2008 and 2007, and the consolidated statements of operations and comprehensive loss and deficit, and cash flows for the years ended December 31, 2008, 2007 and 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2 to the financial statements, the Company changed its method of accounting for the development of mineral interests during the year ended December 31, 2008.

Vancouver, Canada,

April 14, 2009, except for Note 20

Chartered Accountants

as to which the date is July 29, 2009.

MINCO GOLD CORPORATION
(Formerly Minco Mining & Metals Corporation)
(An exploration stage enterprise)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(See Nature of Operations and Going Concern Uncertainty – Note 1)	December 31, 2008	December 31, 2007

ASSETS

Current assets
Cash and cash equivalents	2,604,411	1,302,483
Short-term investments (Note 4)	922,559	6,149,044
Receivables	896,731	319,337
Due from Minco Silver Corporation (Note 14(b))	1,246,282	4,639,788
Due from Minco Base Metals (Note 14(b))	506,569	271,999
Prepaid expenses and deposits	129,113	103,672
Assets of discontinued operations (Note 10)	-	5,838

	6,305,665	12,792,161

Long-term rental deposit	51,523	51,277
Long-term marketable securities (Note 5)	12,600	-
Mineral interests (Notes 6)	-	358,500
Plant, property and equipment (Note 7)	513,521	499,710
Equity investment in Minco Silver Corporation (Note 8)	3,675,116	3,079,412
Assets of discontinued operations (Note 10)	-	4,461
Total assets	10,558,425	16,785,521

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	5,671,434	889,863
Loans payable (Note 11)	2,881,237	-
Due to Minco Silver (Note 14(b))	-	1,929,893
Tax payable (Note 13)	136,136	-
Liabilities of discontinued operations (Note 10)	-	38,549
Total liabilities	8,688,807	2,858,305
Non-controlling interest (Note 9)	-	82,685

SHAREHOLDERS' EQUITY

Share capital (Note 12(a))	34,021,922	33,941,510

Contributed surplus (Note 12(c))	4,930,097	3,721,117

Deficit accumulated during the exploration stage	(37,082,401)	(23,818,096)

Total shareholders’ equity	1,869,618	13,844,531
Total liabilities and shareholders’ equity	10,558,425	16,785,521
See Subsequent Event Note 21 See accompanying notes to consolidated financial statements

On behalf of the Board	“Malcolm Clay"	"Robert Callander "
	Malcolm Clay	Robert Callander
Director Director

MINCO GOLD CORPORATION
(Formerly Minco Mining & Metals Corporation)
(An exploration stage enterprise)
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)
	2008 (See note below)	2007 (See note below)	2006 (See note below)
Exploration permits (Note 6)	6,611,918	842,788	852,000
Exploration costs, net of recoveries (Note 6)	3,934,589	2,078,346	1,683,281
	10,546,507	2,921,134	2,535,281
Administrative expenses (Note 14)
Accounting and audit	184,294	122,020	288,098
Amortization	100,754	54,668	46,556
Consulting	284,006	76,368	183,142
Directors’ fees	48,000	62,500	78,781
Foreign exchange loss (gain)	991,029	417,813	(241,218)
Investor relations	353,862	579,498	842,555
Legal	49,231	47,408	84,701
Regulatory and filing	105,838	91,948	123,857
Meals and entertainment	75,845	51,104	58,958
Office and miscellaneous	169,644	201,038	213,230
Property investigation	88,353	218,672	233,438
Rent	222,044	233,011	259,698
Salaries and benefits	562,138	693,436	623,459
Stock-based compensation (Note 12(d))	1,242,953	2,022,850	2,820,000
Telephone	28,165	16,322	29,790
Interest expense (Note 6)	211,402	-	-
Travel and transportation	109,691	127,380	114,838
	4,827,249	5,016,036	5,759,882
Operating loss	(15,373,756)	(7,937,170)	(8,295,163)
Other income (loss)
Gain on sale of exploration permit (Note 6)	425,632	-	-
Equity loss on investment in Minco Silver (Note 8)	(948,750)	(3,239,898)	(521,095)
Dilution gain (Note 8)	1,544,454	191,000	5,213,000
Write down of marketable securities	(75,600)	(232,546)	18,801
Gain on sale of Minco Silver shares (Note 8)	-	2,978,034	-
Write down of mineral interests	(358,500)	-	-
Gain on sales of commercial notes	3,790	-	-
Interest and sundry income	356,359	306,771	673,570
Loss for the year before discontinued operations and non-controlling interest	(14,426,371)	(7,933,809)	(2,910,887)
Tax expenses (Note 13)	(85,349)	-	-
Loss for the year before discontinued operations and non-controlling interest	(14,511,720)	(7,933,809)	(2,910,887)
Non-controlling interest (Note 9)	82,685	429,442	1,381,727
Loss for the year from continuing operations	(14,429,035)	(7,540,367)	(1,529,160)
Earnings (Loss) for the year from discontinued operations (Note 10)	1,164,730	(75,864)	(60,164)
Loss for the year (under Canadian GAAP)	(13,264,305)	(7,580,231)	(1,589,324)
Loss per share from continuing operations – basic	(0.34)	(0.18)	(0.04)
Earnings per share from discontinued operations -basic	0.03	-	-
Loss per share from discontinued operations – diluted	0.03	(0.00)	(0.00)
Loss per share - basic and diluted	(0.30)	(0.18)	(0.04)
Weighted average number of common shares outstanding– basic and diluted	42,970,813	42,908,809	41,193,591

Note: The results of Minco Silver Corporation are consolidated in the above statement to November 16, 2006. Thereafter, the results of Minco Silver Corporation are accounted for on an equity basis (see Note 8).

MINCO GOLD CORPORATION
(Formerly Minco Mining & Metals Corporation)
(An exploration stage enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
	2008	2007 (See note below)	2006 (See note below)
Cash flows from (used in) operating activities
Net loss from continuing operations for the year	(14,429,035)	(7,504,367)	(1,529,160)
Adjustment for items not involving cash:
- exploration permits			-
- amortization of equipment	100,754	54,668	46,556
- equity loss on investment in Minco Silver	948,750	3,239,898	521,095
- dilution gain	(1,544,454)	(191,000)	(5,213,000)
- stock-based compensation	1,242,953	2,022,850	2,820,000
- gain on sale of exploration permit (Note 6)	(425,632)	-	-
- foreign exchange loss	991,029	417,813	-
- non-controlling interest in loss	(82,685)	(429,442)	(1,381,727)
- write down (up) of short-term investments	75,600	232,546	(18,801)
- write down of mineral interests	358,500	-	-
- gain on sale of Minco Silver shares	-	(2,978,034)	-
Change in non-cash working capital items:
- (increase) in receivables	(87,111)	(41,783)	(15,746)
- due from Minco Base Metals	(234,570)	(271,999)	-
- decrease (increase) in prepaid expenses and deposits	(25,687)	81,134	(159,501)
- increase in long-term rental deposit			(51,277)
- payment of 2nd installment of Fuwan Exploration Permit			(436,000)
- increase in accounts payable and accrued liabilities	1,693,433	483,224	241,366
- increase in tax payable	85,349	-	-
Cash used for operating activities of continuing operations	(11,332,806)	(4,884,492)	(5,176,195)
Cash provided by operating activities of discontinued operations (Note 10)	677,004	1,756	-
Cash flows from financing activities
Proceeds from issuance of shares in Minco Gold	46,439	105,808	4,852,958
Movement in loan payable	2,881,237	-	-
Cost of share buyback	-	(44,451)	-
Non-controlling interest (Note 9)	-	512,128	-
Proceeds from issuance of shares in Minco Silver	-	-	87,375
	2,927,676	573,485	4,940,333
Cash flows from (used) in investing activities
Acquisition of equipment	(114,565)	(245,978)	(213,669)
Acquisition of mineral interest	-	-	(358,400)
Cash disposed upon deconsolidation of Minco Silver Corporation	-	-	(6,539)
Decrease (increase) in short-term investments	5,138,285	4,745,616	534,943
Proceeds from sales of mineral interest	425,632	-	-
Proceeds from sale of Minco Silver shares (Note 6)	-	3,248,416	-
(Increase) decrease in Due from Minco Silver Corporation	3,393,506	(1,903,602)	(133,039)
Cash from investing activities of continuing operations	8,842,858	5,844,452	(176,704)
Cash from investing activities of discontinuing operations	4,461	-	(219,849)
Effect of exchange rate changes on cash and cash equivalents	182,735	(417,814)	-
Increase (decrease) in cash and cash equivalents from continuing operations	1,301,928	1,117,387	(412,566)
Cash and cash equivalents, beginning of period	1,302,483	185,096	821,164
Cash and cash equivalents, end of period	2,604,411	1,302,483	188,749
Interest in cash and cash equivalents	138,250	248,010	673,570

Note: The results of Minco Silver Corporation are consolidated in the above statement to November 16, 2006. Thereafter, the results of Minco Silver Corporation are accounted for on an equity basis (see Note 8).

1.

Nature of Operations and Going Concern Uncertainty

(a)

Minco Gold Corporation (the “Minco Gold” and the “Company”) was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. Following a number of name changes the Company became Minco Gold in 2007. The principal business activities include the acquisition, exploration and development of gold properties.

(b)

Minco Gold is exploring and evaluating gold mineral properties and projects in the People’s Republic of China (“China”) with the aim of bringing these properties to production. The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be an exploration stage enterprise as it has not yet generated any revenue from operations.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company does not generate revenues and has accumulated losses since inception, and as at December 31, 2008 had an accumulated deficit of $37,082,401 and is unlikely to generate earnings in the immediate future. The continuation of the Company as a going concern is dependant upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to achieve its operating and developing objectives, confirmation of the Company’s interests in the underlying properties and the attainment of profitable operations. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all.  The outcome of these matters cannot be predicted at this time.  These financial statements do not reflect the adjustments to the carrying value of assets and liabilities, or the impact on the statement of operations and balance sheet classifications that would be necessary were the going concern assumption not appropriate.

2.

Change in Accounting Policy

Development of Mineral Interests

Prior to January 1, 2008, the Company’s accounting policy was to commence capitalizing mineral property development costs only upon the establishment of proven and probable reserves based on results of final feasibility studies which indicate whether a property is economically feasible.  Prior to January 1, 2008, the Company had not previously identified any properties that it would take from exploration to development and through to production.

On January 1, 2008, the Company changed this policy to more appropriately align its policy with those applied by other comparable mineral property exploration and development companies at a similar stage.  The Company’s new policy is to commence capitalization of mineral property development costs after a mineral resource having economic potential is identified on a property, from which time a property is considered to be a development project and such expenditures are capitalized as development costs. A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices.

Prior to January 1, 2008, the Company capitalized only mineral property and mineral exploitation rights acquisition costs.  Exploration permit acquisition, exploration and development costs were expensed as incurred, as proven and probable reserves had not been established.  During 2008, the Company did not have any properties that would qualify for capitalization to a mineral interest. The adoption of this new accounting policy is to align the policy for consistent application with that of Minco Silver Corporation (“Minco Silver”) an equity investee that changed its accounting policy during 2008 (see Note 8), which as defined as part of a group, requires consistent application of policies.

3.

Significant Accounting Policies

(a)

Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars.

The consolidated financial statements include the accounts of Minco Gold, its wholly-owned China subsidiaries Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”) and Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”); its wholly owned British Virgin Island subsidiary Triple Eight Mineral Corporation (“Temco”); its 65% interest in the joint venture company Inner Mongolia Damo Mining Co. Ltd. (“Damo”); its 70% interest in the joint venture company Henan Zhongjia Minco Mining Co., Ltd. (“Zhongjia Minco”), and its 51% interest in the joint venture company Guangzhou MingZhong Mining Co., Ltd. (“MingZhong”).

Effective October 31, 2008, the Company sold its 75% interest in the joint venture company Inner Mongolia Huayu-Minco Mining Co., Ltd. (“HYMK”) in an arms length transaction.  Please refer to the Company’s balance sheet (see Notes 6 and 10).

As at December 31, 2008, Minco Gold beneficially owns 13,000,000 shares of Minco Silver, which represents approximately 40.48% (2007 – 41.75%) of Minco Silver’s share capital. The Company uses the equity method to account for the investment in Minco Silver (see note 8).

All inter-company accounts and transactions have been eliminated.

(b)

Use of Estimates and measurement uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant. Accounts that require management to make material estimates and significant assumptions in determining the amounts recorded include amortization, mineral interests, accrued liabilities, income taxes and contingencies. Actual results could differ from those estimated.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of short-term money market instruments which are highly-liquid investments and readily convertible into cash with a remaining term to maturity of 90 days or less when acquired. As of December 31, 2008 and 2007, cash and cash equivalents consisted of cash and cashable guaranteed investment certificates.

3.

Significant Accounting Policies (continued)

(d)

Short-term Investments

Short-term investments comprise marketable securities and guaranteed investment certificates with remaining terms to maturity of greater than 90 days when acquired. Marketable securities are valued at mark to market with a published price quotation at the balance sheet date. Short-term investments are classified as held-for-trading financial instruments in accordance with the requirements of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 “Financial Instruments”, adopted by the Company on January 1, 2007. These investments are recorded at fair value with unrealized gains and losses being recorded in income in the current period.

(e)

Plant, Property and Equipment

Plant, property and equipment are recorded at cost less accumulated amortization, depreciation and depletion.

Other assets are depreciated using the declining-balance method based on their estimated useful lives as following:

Computer Equipment

30% per year declining-balance

Mining Equipment

30% per year declining-balance

Office Equipment and Furniture

20% per year declining-balance

Motor Vehicles

30% per year declining -balance

Leasehold Improvement

5 years straight line

Amortization is provided at half the annual rate in the year of acquisition.

(f)

Acquisition, Exploration and Development of Mineral Interests

During the year ended December 31 2008, the Company changed its accounting policy relating to mineral property development expenditures (see note 2).

Costs incurred for the acquisition of mineral property and mineral exploitation rights, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined that conditions of impairment in carrying value have occurred.

Costs incurred for exploration permits are charged to expense as they do not convey a right to exploit any minerals found on the underlying properties.

Where a specific mineral interest property is identified as having a resource with economic potential, costs specific to the development of the particular project are capitalized as development costs and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

3.

Significant Accounting Policies (continued)

i

There is a probable future benefit that will contribute to future cash  inflows;

ii

The Company can obtain the benefit and control access to it; and

iii

The transaction or event giving rise to the benefit has already occurred.

Costs of abandoned projects are charged to operations upon abandonment. Costs relating to any producing mineral interest would be amortized on the unit-of-production method based on the estimated life of the ore reserves, while costs for the prospects abandoned would be written-off. Costs incurred after the property is placed into production that increase production volume or extend the life of the mine are capitalized.

Common shares issued for mineral property acquisition are recorded when issued based on the fair value of the shares at the date of issuance.

The recoverability of the amount capitalized for the capitalized mineral interests is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to farm-out its resource properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Costs incurred for new project evaluation and consulting where no acquisition or future benefits are expected to be derived and no specific mineral interest property development programs has been planned and budgeted by management are expensed as incurred.

(g)

Impairment

The carrying values of mineral interests and plant, property and equipment are reviewed on an annual basis and when changes in circumstances suggest their carrying value may become impaired.  Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows from the use of the asset or mineral interests and its eventual disposition. If impairment is deemed to exist, the assets or development property will be written down to fair value with a charge to operations.

(h)

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

As at December 31, 2008 and 2007, the Company did not have any asset retirement obligations.

3.

Significant Accounting Policies (continued)

(i)

Revenue/Income Recognition

The Company recognizes interest income on cash and cash equivalents and short-term investments and rental income on office space sub-let to related parties, as it is earned

(j)

Stock Based Compensation

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”. Stock-based compensation expense is calculated using the Black-Scholes option pricing model with a corresponding credit to contributed surplus, on a straight-line basis over the vesting period. Warrants granted are recorded at estimated fair values using the Black-Scholes pricing model. If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(k)

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.

As the Company incurred net consolidated losses in the current fiscal year no adjustment to the computation of loss per share is required for options or warrants as their inclusion would be anti-dilutive. The Company had net earnings from discontinued operations and the calculation of diluted earnings per share gave effect of the employee stock options over common shares were exercised to common shares using the treasury stock method.

(l)

Income Taxes

The Company follows the liability method of accounting for income taxes. Future income taxes are recognized for the future tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases on the balance sheet date. Future income tax assets and liabilities are measured using substantially enacted income tax rates expected to apply in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantially enacted rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not.

3.

Significant Accounting Policies (continued)

(m)

Translation of Foreign Currencies

The Company’s functional currency is the Canadian dollar as the Company has raised its treasury in Canadian funds and when funds are advanced to its Chinese subsidiaries, the investment is treated as registered capital. The Company follows the temporal method of accounting for the translation of its integrated foreign operations and for foreign currency transactions. Under this method, transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the transaction dates.  At year-end, monetary assets and liabilities are re-measured at the year-end exchange rates, and non-monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at their historical exchange rates.  The exchange gains and losses on translation are charged to operations.

(n)

Equity investments

Investments in which the Company has a significant influence or owns between 20% and 50% are accounted for by the equity method, whereby the Company records its proportionate share of the investee’s income or loss.

(o)

Comprehensive Income and equity

The Company reports their comprehensive income, which is changes in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

(p)

Financial Instruments

Financial assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument. Financial instruments     are initially recognized and subsequently measured based on their classification as held-for trading, available for sale financial assets, held-to-maturity, loans and receivables, or other financial liabilities as follows:

(i)

Held-for-trading financial instruments are purchased and incurred with the intentionof generating income in the near term. These instruments are measured at their fair value with changes in fair value recognized in net income for the period.

(ii)

Held-to-maturity investments are financial assets with fixed or determinable payments that the Company has the intention and ability to hold-to-maturity. These are initially recognized at fair value and are measured at amortized cost using the effective interest rate method.

(iii)

Loans and receivables are initially recognized at fair value including direct and incremental transaction costs and are subsequently measured at amortized cost, using the effective interest method.

(iv)

Other financial liabilities are initially recognized at fair value and are measured at amortized cost using the effective interest rate method.

3.

Significant Accounting Policies (continued)

(q)

Leases

Operating lease payments are recognized as an expense in the income statement over the lease term.

An operating lease is a lease in which the lessor does not transfer substantially all of the benefits and risks associated to ownership of the property.

(r)

Adoption of Recent Accounting Pronouncements

On January 1, 2008, the Company adopted six standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1400, General Standards of Financial Statement Disclosure (“Section 1400”), Handbook Section 1506, Accounting Changes (“Section 1506”), Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3031, Inventories – (“Section 3031”), Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments - Presentation ("Section 3863"). These standards were adopted on a prospective basis without restatement of prior periods.

(i)

General Standards of Financial Statement Disclosure - Section 1400

Section 1400,General Standards of Financial Statement Disclosure establishes standards for assessing a company’s ability to continue as a going concern and disclosing any material uncertainties that cast doubt upon its ability to continue as a going concern. The Company’s disclosure reflects such assessment and discussion (see Note 1).

(ii)

Accounting Changes – Section 1506

Section 1506, Accounting Changes, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section allows for voluntary changes in accounting policies only if they result in the consolidated financial statements providing reliable and more relevant information. In addition, this Section requires entities to disclose the fact that they did not apply a primary source of GAAP that have been issued but not yet effective. The adoption of this Section has had an impact on the financial position or results of operations for the year ended December 31, 2008 as the change in accounting policy, described in note 2 had to meet the standard of providing reliable and more relevant information of the Company’s financial position and performance.

(iii)

Capital disclosures – Section 1535

Section 1535, Capital Disclosures, establishes disclosure requirements regarding an entity’s capital, including:

(i)

an entity’s objectives, policies, and processes of managing capital.

(ii)

quantitative data about what the entity regards as capital;

(iii)

whether the entity has complied with any externally imposed capital requirements; (iv) if it has not complied, the consequences of such non-compliance. The new standard has had no impact on the financial position or results of operations for the year ended December 31, 2008 (Note 19).

3.

Significant Accounting Policies (continued)

(iv)

Financial instruments – Sections 3862 and 3863

Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation replace Section 3861 Financial Instruments – Disclosure and Presentation. These new sections revise and enhance disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standards have had no impact on the financial position or results of operations for the year ended December 31, 2008.

(v)

Inventories – Section 3031

Section 3031, Inventories, provides more guidance on the measurement and disclosure requirements for inventories. Specifically the new pronouncement requires inventories to be measured at the lower of cost or net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new standard has had no impact on the financial position or results of operations for the year ended December 31, 2008

(s)

Recent Accounting Pronouncements

(i)

Convergence with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011. The official changeover date from Canadian GAAP to IFRS is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has not yet assessed the impact of the ultimate adoption of IFRS on the Company.

(ii)

Goodwill and Intangibles – Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to the Company’s annual and interim financial statements beginning January 1, 2009. The Company does not expect the adoption of this change to have an impact on its consolidated financial statements.

(iii)

Sections 1582, Business Combinations, 1601, Consolidations and 1602, Non-controlling Interests

In January 2009, the CICA issued these new sections to replace Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements.” Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section). Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. A bargain purchase will result in the recognition of a gain.

Any non-controlling interest will be recognized as a separate component of shareholders’ equity and net income will be allocated between the controlling and non-controlling interests. These new standards will apply to fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

3.

Significant Accounting Policies (continued)

(iv)

EIC -173 Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009 the Emerging Issues Committee (“EIC”) issued EIC-173. In this EIC the Committee reached a consensus that in determining the fair value of financial assets and financial liabilities an entity should take into account the credit risk of the entity and the counterparty. The EIC is effective for periods ending after the issuance date, the Company is evaluating the effect of EIC-173 and will adopt prospectively.

(v)

EIC – 174 Mining Exploration Costs

On March 27, 2009 the EIC issued EIC-174. In this EIC the Committee reached a consensus that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The EIC is effective for periods ending after the issuance date and the Company believed that the impact of adoption is in line with the Company’s existing accounting policies.

(k)

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation as at and for the year ended December 31, 2008.

4.

Short-term Investments

As at December 31, 2008, short-term investments consisted of $850,904 of cashable guaranteed investment certificates with terms of greater than ninety days but not greater than one year (2007 – $3,995,269) and $71,655 in commercial notes (2007 – $2,065,775). Included in the balance reported at December 31, 2007, the Company held 420,000 common shares of Nanika Resources Inc. (formerly known as New Cantech Venture Inc.) (“Nanika”). The market value of the shares was $88,000 as at December 31, 2007.

5.

Marketable Securities

As at December 31, 2008, the Company held 420,000 common shares of Nanika Resources Inc. The market value of the shares was $12,600. In 2008, Management assessed the Company’s marketable security holdings and determined to reclassify the shares of Nanika as long-term for consistency with management’s intentions.

6.

Mineral Interests

i.

Guangdong – Changkeng

On February 8, 2007, Minco China, Minco Gold’s wholly owned subsidiary, replaced Minco Gold as the controlling shareholder in MingZhong by signing a joint venture agreement with the JV partners (“the minority shareholders”) to form Guangzhou MingZhong Mining Co., Ltd (“MingZhong”) and on March 30, 2007 MingZhong received its business license.

6.

Mineral Interests (continued)

The original Changkeng exploration permit (owned by No. 757 Exploration Team of Guangdong Geological Exploration Bureau (“757 Exploration Team”)) which expired in September 2006, has been renewed until September 10, 2009. MingZhong signed an exploration permit transfer agreement with No. 757 Exploration Team and on January 5, 2008, MingZhong received the exploration permit. The value of the exploration permit was RMB 48 million (approximately $7.3 million).

The initial committed contribution to MingZhong by the five partners was established at RMB 100 million ($16.57 million). The contributions would be used to purchase the exploration permit for RMB 48 million ($7.3 million) and funds for exploration and development of RMB 52 million ($9.27 million). Minco China is to contribute at a rate of 51% and the other minority shareholders contributing 49% to registered capital, as and when funds are required for the purchase of the exploration permit and exploration activities.

During 2008, the shareholders of MingZhong contributed through shareholder loans totalling RMB 30 million (approximately $5.39 million) to MingZhong. Of this balance Minco China contributed 51% or RMB 15.3 million (approximately $2.72 million) and the minority shareholders contributed 49% or RMB 14.7 million (approximately $ 2.67 million).

Of the RMB 30 million (approximately $5.39 million) contributed by the shareholders of MingZhong RMB 19 million (approximately $2.94 million) was used to make the first payment of the ChangKeng Exploration Permit to 757 Exploration Team and RMB 11 million (approximately $1.7 million) was used on exploration and other operating expenses. A $0.7 million exchange loss was incurred as result of these transactions.

As at December 31, 2008, the remaining balance due on the payment for the exploration permit of RMB 29 million (approximately $ 5.04 million) has been accrued in the Company’s financial statements. Minco China is responsible for its 51% shareholder contribution of RMB 14.8 million (approximately $ 2.57 million) and the minority shareholders are responsible for their 49% shareholder contribution RMB 14.2 million (approximately $ 2.47 million) to fund the final amount due on the exploration permit.

As at December 31, 2008, the Company recorded exploration permit costs of $3.66 million, interest expenses $0.21 million and a $1.17 million exchange loss for the remaining balance of RMB 29 million (approximately $5.04 million).

In 2007 and 2006, the Company recorded $nil exploration permit costs and relevant liabilities for ChangKeng’s exploration permit.

Subsequent to year end (see Note 20(c)), the MingZhong shareholders agreed to contribute RMB 51.7 million (approximately $9.2 million) to registered capital and to use the proceeds to pay back the shareholder loans RMB 30 million (approximately $5.39 million) and to fund on going exploration and permitting on the ChangKeng project.

ii.

Gansu – Longnan

Minco China presently holds twelve exploration permits in the Longnan region of south Gansu province in China. The Longnan region is within the southwest Qinling gold field.

The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

6.

Mineral Interests (continued)

(1)

Yangshan: including five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold

(2)

Yejiaba: including four exploration permits adjacent to Guojiagou exploration permit; potential for gold and antimony.

(3)

Xicheng East: including three exploration permits to the east extension of the famous Xicheng Pb-  Zn mineralization belt; potential for gold, silver, lead and zinc.

The Company has spent a cumulative total of $2.8 million to December 31, 2008 (2007 - $1.4 million, 2006 – $0.5 million) on exploration costs.

During the year, the Company recorded the sale of an exploration permit for RMB 2.8 million ($425,632) and has received total proceeds.

Both Anba gold property and Minco – Qinqi project were ceased in 2007. Totalling costs incurred for the AnBa gold property were $490,422, and $278,576 were incurred for the Minco – Qinqi project.

iii.

Inner Mongolia - Gobi Gold

The project is located in Inner Mongolia Autonomous Region, China.  Pursuant to a co-operative joint venture agreement signed on March 12, 2004, Minco Gold can earn  a 75% interest (through shareholdings) in the project after spending RMB 18 million (approximately $2.7 million) over a four-year period ended  March 12, 2008.  The Damo joint venture company was formed to hold the above noted mineral interests.

The Company spent $270,532, $214, 319 and $11,151 on this project respectively in 2008, 2007 and 2006.

At December 31, 2008, the Company has spent a cumulative total of $1.9 million (2007 - $1.7 million, 2006 – $1.5 million) and earned a 65% (2007 – 63%, 2006 – 58%) project interest.

iv.

Inner Mongolia - BYC

At December 31, 2007, the Company has spent a cumulative total of $869,533 (2006 - $835,437) on this project. During 2008 the Company spent nil on BYC project.

On July 18, 2008 the Company signed an agreement with Long Da Fu (Beijing) Investments Co. Ltd (“LongDaFu”) to sell the interest in HYMK for RMB 7 million ($1.2 million). There was a transition period from September 10, 2008 to October 31, 2008 while the companies awaited government approval. Following receipt of government approval, on October 31, 2008, Long Da Fu took over management control and daily operations. Of the total RMB 7 million ($1.2 million), the Company received RMB 4.25 million ($757,710) and has recorded RMB 2.75 million ($490,283) as receivable on December 31, 2008. This was received subsequent to the year end 2008.

v.

Hunan – Gold Bull Mountain

In July 2006, Minco China’s wholly owned subsidiary Yuanling Minco entered into a Gold Bull Mountain Mining License Transfer Agreement with Yuanling County Government.  On August 10, 2006, the Gold Bull Mountain Mining License was transferred to Yuanling Minco. As of December 31, 2006, the Company had paid a total of RMB 2.5 million (approximately $358,500).

6.

Mineral Interests (continued)

On August 5, 2006, the Company entered into a Shareholding and Enterprise Assets Transfer Agreement to acquire Huaihua Tiancheng in order to obtain exploration permits for the areas around the Gold Bull Mountain mining licensed area. The acquisition price was RMB 6.0 million (approximately $852,000), which was paid and expensed as of December 31, 2006.

As at December 31, 2008, the Company wrote off a total of RMB 2.5 million (approximately $358,500) recorded as the mineral interests. This is the cost of Gold Bull Mountain mining license. Management decided to write off the license because there is a significant deterioration in the business environment and the Company did not manage to find any new minerals in the property. The Company does not possess any external valuation appraisal to support the value of the mining license.

As at December 31, 2008 the Company has incurred a cumulative total of $2.2 million (2007 - $2.1 million, 2006 – $1.4 million) in exploration costs. The Company has determined that as part of its prioritization of its cash management, that the Gold Bull Mountain project no longer be funded.

Subsequent to year end, the Company decided explore the possibility of selling Yuanling Minco. Management continues to evaluate all of their properties, including Gold Bull Mountain in relation to commodity prices.

vi.         Henan Zhongjia - XiaoShan

The Xiaoshan project consists of two exploration permits (the Huluyu permit and the Dafangshan permit) and both permits are held by the Henan Nonferrous Exploration and Mining Company (“HNEM”), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province.

On April 30, 2007, a JV contract was signed between Minco China and HNEM to jointly explore and develop the precious and nonferrous resources in the Xiaoshan project area. On June 11, 2007, a business license was issued to the JV, Henan Zhongjia Minco Mining Co. Ltd. (“Zhongjia”). The Company has spent accumulative costs of $1.5 million up to December 31, 2008 (2007 - $1.1 million, 2006 - nil) on exploration activities, including $842,788 (RMB 6.0 million) incurred in 2007 to acquire the exploration permits.

On December 4, 2008, the agreement with HNEM was amended to indicate that the Company will not be required to make any further investment for the XiaoShan project. Further investment will be funded by new shareholders; the Company’s current 70% interest in Zhongjia will eventually be diluted to 20.59%. The new shareholder has not contributed as at December 31, 2008, therefore the dilution impact has not yet taken effect.

6.

Mineral Interests (continued)

The following is a summary of exploration costs incurred by the Company:

	2008	2007	2006
Gansu
• Yangshan, Anba (*)	-	12,941	32,061
• Minco-Qinqi (formerly Western Extension of Yangshan)	-	(163,088)	20,088
• Longnan	1,414,127	886,375	416,215
Inner Mongolia
• Gobi Gold	270,532	214,319	11,151
• BYC (**)	-	34,098	135,374
Guangdong
• Changkeng	8,351,719	176,365	56,034
• Fuwan	-	-	943,207
Henan
• Xiaoshan	411,181	1,131,000	-
Hunan
• Gold Bull Mountain	98,948	655,858	1,402,734
Gross exploration costs	10,546,507	2,947,948	3,016,863
Exploration cost recoveries	-	163,008	(95,331)
Expensed exploration permits	(6,611,918)	(842,788)	(852,000)
Expensed mining license costs	(358,500)	-	-
Expensed exploration costs	(3,934,589)	(2,268,168)	(1,711,132)
Capitalized mining permit costs	$ -	$ -	$ 358,400

*  The projects were ceased.

** The project was sold.

7.

Plant, Property and Equipment

	December 31, 2008
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$ 235,885	$ 152,958	$ 82,927
Leasehold improvements	66,044	46,916	19,128
Mining equipment	358,909	213,067	145,842
Motor vehicles	386,859	148,409	238,450
Office equipment and furniture	134,597	107,423	27,174
	$1,182,294	$ 668,773	$ 513,521
	December 31, 2007
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$ 193,843	$ 120,867	$ 72,976
Leasehold improvements	63,980	38,683	25,296
Mining equipment	306,142	197,697	108,445
Motor vehicles	368,874	109,766	259,107
Office equipment and furniture	132,055	98,170	33,886
	1,064,894	565,183	499,710
Discontinued operations	7,296	2,835	4,461
	$ 1,072,190	$ 568,018	$ 504,171

The Company recorded amortization of plant, property and equipment of $100,754,

$54,668 and $46,556 respectively for the years ended December 31, 2008, 2007 and 2006.

8.

Equity Investment in Minco Silver Corporation

As at December 31, 2008 the Company owns 13,000,000 common shares of Minco Silver (2007 – 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property from Minco Gold to Minco Silver.

The Company did not participate in the public offerings by Minco Silver in 2005 and 2006 and as a result its ownership interest decreased from approximately 55.60% to 45.50% at December 31, 2006. The Company’s ownership interest decreased further to 41.75% primarily due to the Company’s sale of 1,000,000 shares of Minco Silver in 2007. During 2008, the Company’s ownership decreased to 40.48% due to the exercise of options by Minco Silver option holders.

The Company is exposed to the transactions undertaken by Minco Silver through its equity accounting for the Company’s investment in Minco Silver.

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

Following the dilution of Minco Gold’s shareholding interest in Minco Silver, Minco Gold recognized a dilution gain and equity loss on investment in Minco Silver as follows:

	2008 2007		2006
Dilution gain in Minco Silver	$1,544,454	$191,000	$ 5,213,000
Equity loss of Minco Silver Corporation	$(948,750)	$(3,239,898)	$ (521,095)
Income (loss) from investment in Minco Silver	$595,704	$(3,048,898)	$ 4,691,905

8.

Equity Investment in Minco Silver Corporation (continued)

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follows:

	December 31, 2008	December 31, 2007
Investment in Minco Silver Corporation on an equity basis	$3,675,116	$3,079,412

Market value of Minco Silver shares	$18,460,000	$38,740,000

As at December 31, 2008 the closing share price for Minco Silver’s shares on the Toronto Stock Exchange was $1.42 (2007 - $2.98).

As of December 31, 2008, Minco Silver had current assets of $5,398,758, non-current assets 12,330,727 (including $5,294,098 in capitalized mineral interest costs), current liabilities of $1,949,370 and shareholders equity of $15,780,115. Minco Silver incurred exploration costs of $1,814,641, administration costs of $1,369,282 and a loss of $2,295,138 during the year ended December 31, 2008.

As of December 31, 2007, Minco Silver had current assets of $19,013,085, property and equipment of $244,000, current liabilities of $5,608,085 and shareholders equity of $13,649,000. Minco Silver incurred exploration costs of $4,790,000, administration costs of $3,261,409 and a loss of $7,275,000 during the year ended December 31, 2007.

As of December 31, 2006, Minco Silver had current assets of $20,564,000, property and equipment of $80,000, current liabilities of $1,824,000 and shareholders equity of $18,820,000. Minco Silver incurred exploration costs of $758,000, administration costs of $493,000 and a loss of $1,145,000 during the period from November 17, 2006 to December 31, 2006.

On July 22, 2008, Minco Silver announced the potential acquisition of 100% of the issued and outstanding common shares of Sterling Mining Company (“Sterling”).  Among the terms of the deal is that Minco Silver has offered 0.51 of a Minco Silver share for each one of Sterling’s share.  The Company extended a line of credit in the amount of US$15.0 million (“the facility”) to be advanced from time to time to meet general working capital and other operating expenses to carry on Sterling’s business, of which US$5.0 million was advanced on July 30, 2008; bearing 10% simple interest plus fees and expenses.

On August 27, 2008 the Company terminated the obligation to acquire 100% of the outstanding common shares of Sterling and the obligation to advance the additional US$10.0 million under the line of credit, as provided in the facility.

Minco Silver is of the opinion that they will be successful in recovering all of the funds due to the Company, through the bankruptcy protection proceedings, which were initiated on March 3, 2009, by Sterling when it filed a voluntary petition under Chapter 11 bankruptcy code.

Further to the change in accounting policy related to the development of mineral interests (see note 2), Minco Silver has capitalized $5.3 million (2007 - $nil) of development costs and Minco Gold’s equity share of this amount is $2.1 million.

9.

Non-Controlling Interest (“NCI”)

The non-controlling interest represents the interest of minority shareholders in Zhongjia, and the interest of the minority shareholders in MingZhong, based on the amount of their investment adjusted by their share of income or losses from operations since the date of their investment. For the year ended December 31, 2008, the Company has recorded $Nil  NCI balance as the amounts that would be allocated to the minority interest parties would have exceeded their NCI balance. The Company reduced their balance to zero

The non-controlling interest in the Zhongjia JV was 30% and the non-controlling interest in Mingzhong was 49% as at December 31, 2008 and 2007.

10.

Discontinued Operations

Pursuant to CICA Handbook Section 3475 “Disposal of Long-Lived Assets and Discontinued Operations”, the consolidated financial statements of the Company have been reclassified to reflect discontinued operations of Minco Base Metals Corporation (“Minco Base Metals”) and of Inner Mongolia HuaYu-Minco Mining Co., Ltd. (HYMK). Accordingly, exploration costs and administrative expenses, assets and liabilities and cash flows of discontinued operations have been segregated in the Consolidated Statements of Operations and Comprehensive Loss and Deficit and Consolidated Balance Sheets. The net operating results, net assets and net cash flows have been reported as “Discontinued Operations”.

The following information summarizes the financial information for the Company’s discontinued operations:

On November 15, 2007, the Company effected the reorganization and spin-off of Minco Base Metals, including its interest in Gansu Keyin Mining Co. Ltd. and the White Silver Mountain project. The Company issued 1 common share in Minco Base Metals Corporation for every 5 common shares of the Company (the assets disposed of consisted primarily of cash, receivables and payables).  The 2007 loss of Minco Base Metals prior to disposition was $39,596. The net liabilities of $112,674 of Minco Base Metals as of November 14, 2007 were credited to contributed surplus of the Company.

10.

Discontinued Operations (continued)

Below are two tables that summarize the financial information for the Company’s discontinued operations:

Minco Base Metals Corporation

Balance Sheet

(Expressed in Canadian Dollars)
November 14, 2007

ASSETS

Current assets
Cash	$ 5,082
Receivables	4,504
Current assets of discontinued operations	9,586

Plant, property and equipment	16,534
Total assets of discontinued operations	26,120

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	138,794
Total liabilities of discontinued operations	138,794

Net liabilities of Minco Base Metals disposed	$(112,674)

10.

Discontinued Operations (continued)

Minco Base Metals Corporation

Statement of Operations and Comprehensive Loss and Deficit

(Expressed in Canadian Dollars)
Period from January 1, 2007 to November 14, 2007

Exploration costs	$ 9,172
Administration expenses	30,424

Net loss from discontinued operations	$(39,596)

Minco Base Metals Corporation

Statement of Cash Flows

(Expressed in Canadian Dollars)
Period from January 1, 2007 to November 14, 2007

Cash used by operating activities of discontinued operations	$(4,240)
Cash used in investing activities of discontinued operations	-
Cash provided by financing activities of discontinued operations	7.820

Increase in cash	3,580

10.

Discontinued Operations (continued)

             On July 18, 2008, the Company entered into a sale agreement to dispose of its interest in HYMK. After completion of all legal requirements and approvals, the Company relinquished all managerial involvement and controls to the purchaser on October 31, 2008. Gross proceeds on disposal were RMB 7.0 million (approximately $1.2 million).

The table below indicates the assets associated with Inner Mongolia Huayu-Minco Mining, Co., Ltd. and discontinued operation:

    Inner Mongolia Huayu-Minco Mining Co., Ltd

    Balance Sheets

(Expressed in Canadian Dollars)
	December 31, 2008	December 31, 2007

ASSETS

Current assets
Cash	$ -	$ 5,409
Receivables	-	67
Prepaid	-	362
Current assets of discontinued operations	-	5,838

Plant, property and equipment	-	4,461
Total assets of discontinued operations	-	10,299

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	-	137
Total liabilities of discontinued operations	-	137

Net assets of Huayu-Minco disposed	$ -	$ 10,162

10.

Discontinued Operations (continued)

Inner Mongolia Huayu-Minco Mining Co., Ltd

Statements of Operations and Comprehensive Loss and Deficit

(Expressed in Canadian Dollars)
	Period from January 1, 2008 to October 31, 2008	Year Ended December 31, 2007
Exploration costs	$ 6,875	$ 26,814
Administration expenses	24,077	9,454
Loss from discontinued operations	(30,952)	(36,268)

Gain on disposition (net of tax -$35,268)	1,195,682	-

Earnings from discontinued operations	1,164,730	-

Earnings (loss) for the year from discontinued operations	$ 1,164,730	$ (36,268)

Inner Mongolia Huayu-Minco Mining Co., Ltd

Statements of Cash Flows

(Expressed in Canadian Dollars)
	Period from January 1, 2008 to October 31,	Year Ended December 31,
	2008	2007

Cash provided by operating activities of discontinued operations	641,736	3,258
Cash provided by investing activities of discontinued operations	4,461	-
Increase in cash and cash equivalents	646,197	3,258

11.

Loans payable

As at December 31, 2008, total loan payable of $ 2,881,237 (2007 – Nil) consists of $ 2,667,296 of the minority shareholders’ loans in MingZhong and $ 213,941 of the minority shareholder’s loan in Henan Zhongjia Minco. The Company had this loan starting from 2008.

MingZhong signed loan agreements with its shareholders on December 10, 2008 for RMB 30 million ($5.39 million). The loans are unsecured, bear interest at 5.04% and are repayable on May 31, 2009. Subsequent to year end, the MingZhong shareholders have agreed to contribute RMB 51.7 million ($9.2 million) to registered capital and to use the proceeds to pay the shareholder’s loan and agreed to waive the interest in the shareholder’s loan.

11.

Loans payable (continued)

The balance of loans payable includes a shareholder's loan in Henan Zhongjia Minco. This loan was originated by the minority shareholder of Henan Zhongjia Minco who provided funding to the total of RMB 1.2 million ($213,941) during the year to support the exploration activities in that company. The loan is unsecured, non-interest bearing and is repayable on demand.

12.

Share Capital

(a)

Common Stock

Authorized:

100,000,000 common shares without par value

Issued:

Balance, December 31, 2006	42,865,219	$ 33,809,903
Stock options exercised ranging from $0.55 to $1.35 per share, including $63,750 contributed surplus attributed to stock-based compensation recognized	111,166	169,558

Purchased and cancelled pursuant to normal course issuer bid	(48,000)	(37,951)
Balance, December 31, 2007	42,928,385	33,941,510
Stock options exercised at $0.79 per share, including $33,973 contributed surplus attributed to stock-based compensation recognized	60,666	80,412
Balance, December 31, 2008	42,989,051	$ 34,021,922

Under an original escrow agreement, 4,880,000 escrow shares were to be released based on the Company’s expenditures on exploration and development of a particular resource property. In July 2005, the Company released 1,473,264 escrow shares based on exploration expenditures. In June 2005, the Company’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares on December 31, 2005 (the release was effected in January 2006); (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares on December 31, 2006 (the release was effected in January 2007); and (d) 379,516 escrow shares on July 1, 2007. As at December 31, 2007, all shares are released from escrow.

The Toronto Stock Exchange accepted a Notice of Intention by the Company to make a Normal Course Issuer Bid. Under the terms of the Normal Course Issuer Bid, the Company may acquire up to 2,107,210 common shares of the Company between November 22, 2006 and November 21, 2007. Prior to the expiry of the bid, the Company acquired and cancelled 48,000 common shares at a cost $44,450.  The cost to purchase the shares exceeded their carrying value by $6,499.  This excess has been charged to retained earnings.

(b)

Share purchase warrants and broker options

There were no share purchase warrants outstanding as at December 31, 2008 (2007 – Nil).

12.

Share Capital (continued)

(c)

Contributed Surplus

Summary of contributed surplus is as follows:

Balance at December 31, 2006	$ 1,649,343
2007 stock-based compensation	2,022,850
Transfer to share capital on exercise of stock options	(63,750)
Transfer of net liabilities to Minco Base Metals	112,674
Balance at December 31, 2007	3,721,117
2008 stock-based compensation	1,242,953
Transfer to share capital on exercise of stock options	(33,973)
Balance at December 31, 2008	$ 4,930,097

(d)

Minco Gold Stock Options

Minco Gold may grant options to its directors, officers, employees and consultants under its stock option plan.  The number of common shares reserved for issuance is 4,725,834 based upon option granted and not exercised. The maximum number of common shares reserved for issuance is 15% of the issued and outstanding shares.

In 2008, Minco Gold granted 767,500 stock options to its directors, officers, employees and consultants at the price range from $0.46 to $1.44 per share. The stock options granted vest in various increments and have a maximum term of five years.

Minco Gold recorded $1.2 million in stock based compensation expense in 2008 (2007 - $2.0million, 2006 - $2.8 million).

12.

Share Capital (continued)

A summary of the status of options granted by Minco Gold is as follows:

		Weighted Average
	Number	Exercise Price
Options outstanding at December 31, 2006	2,945,334	$ 1.61
Granted	3,865,000	1.07
Exercised	(111,166)	0.95
Cancelled and Forfeited	(1,197,501)	1.71
Expired	(265,000)	1.50
Options outstanding at December 31, 2007	5,236,667	$ 1.21
Granted	767,500	1.03
Exercised	(60,666)	0.79
Cancelled and Forfeited	(1,217,667)	1.48
Options outstanding at December 31, 2008	4,725,834	$ 1.11

The weighted average fair value of options granted by Minco Gold during the period ended December 31, 2008 was $1.03. Each option entitles the holder to purchase one common share.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.00 - $1.06	2,682,167	3.82	$0.80	1,610,328	$0.85
$1.07 - $1.63	1,181,667	3.49	$1.32	808,335	$1.31
$1.64 - $2.54	762,000	1.84	$1.69	762,000	$1.69
$2.55 - $3.00	100,000	2.33	$2.55	100,000	$2.55
	4,725,834	3.39	$1.11	3,280,663	$1.21

12.

Share Capital (continued)

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2008	2007	2006
Risk-free interest rate	1.69% - 3.10%	3.95% - 4.59%	3.83% - 4.5%
Dividend yield	0%	0%	0%
Volatility	64% - 77%	86% - 104%	114% - 134%
Approximate expected lives	5 years	5 years	5 years

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options. As at December 31, 2008, 1,729,723 shares were available for stock options.

13.

Income Taxes

On March 16, 2007, the National People’s Congress (NPC) of China approved the new Corporate Income Tax Law, which became effective on January 1, 2008.  The new law establishes a unified 25% tax rate for both domestic enterprises and foreign invested enterprises (FIEs).  This change of the Chinese tax law will have impact to the extent of the Company’s business operation in China when the Company becomes profitable in China.

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2008	2007	2006
Loss before discontinued operations and non-controlling interest	$(14,426,371)	$(7,933,809)	$(2,910,887)

	31%	34.12%	34.12%
Income tax recovery at statutory rates	$(4,472,175)	$(2,707,016)	$(1,013,723)
Non-taxable capital gain	-	(553,530)	-
Non-taxable dilution gain	(92,334)	520,313	(1,778,676)
Non-deductible expenses	(1,298,184)	734,677	1,220,990
Non-deductible foreign exchange gain		-	(122,393)
Difference in foreign tax rates	1,043,006	145,999	9,946
Impact of federal tax rate change	179,848	637,268	636,021
Expiry of non-capital loss carry forward	196,776	356,895	389,542
Business tax/China withholding tax	85,349	-	-
Change in valuation allowance	4,181,504	865,394	658,293
Others	261,559	-	-
Provision for tax expenses	$85,349	$-	$-

13.

Income Taxes (continued)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at December 31 are as follows:

	2008	2007
	26.00%	27.00%
Future income tax assets:
Non-capital losses	$ 4,050,990	$ 2,576,597
Unclaimed resource expenditures	4,365,041	1,744,282
Capital assets	175,827	142,273
Marketable securities	87	-
Equity investment in Minco Silver	97,254	-
Share issue costs	8,970	53,514
	8,698,169	4,516,666
Future income tax liabilities:
Less: valuation allowance	(8,698,169)	(4,516,666)
Net future income tax assets	$ -	$ -

No future income tax asset has been recognized as realization is not considered more likely than not, due to the uncertainty of future taxable income.

The Company has Canadian non-capital loss carry forwards of approximately $5,842,000 that may be available for tax purposes. The expiry for Canadian non-capital loss carry forwards is as follows:

Non-Capital Losses Canada
2009	774,000
2010	857,000
2015	117,000
2026	1,442,000
2027	1,530,000
2028	1,122,000
5,842,000

As at December 31, 2008 the substantively enacted and enacted Canadian future tax rate in 2012 and onwards is 26%

The Company also has $3.8 million (2007 - $4.4 million, 2006 - $4.1 million) of cumulative foreign resource expenses for Canadian income tax purposes which can be carried forward indefinitely and used to reduce future taxable income in Canada.

13.

Income Taxes (continued)

Such cumulative foreign resource expenses are related to the Company’s exploration activities in China. Consequently, these resource expenses may also be currently deductible for Chinese tax purposes (subject to Chinese tax law deductibility limitations) which would result in tax losses in China.

The Company has approximately $ 10 million of operating losses and approximately $13.9 million of unclaimed exploration expenses for Chinese income tax purposes. Operating losses incurred in a year can be carried forward for five years, while unclaimed exploration expenses will be amortized to match with future sales.

In China, under the new Corporate Income Tax Law, which became effective on January 1, 2008, the Company is required to pay withholding income tax on deemed interest for intercompany loan in China which is not claimable against Canadian carried forward loss.

14.

Related Party Transactions

a.

The Company earned the rental income and incurred the following fees to its directors or corporations controlled by its directors:

	2008	2007	2006
Rental Income	$ 68,100	$ 58,761	$45,250
	2008	2007	2006
Exploration costs	$ 85,937	$ 80,625	$ 206,680
Management fees	42,135	17,344	121,410
Property investigation	6,979	21,094	70,510
Investor relations	8,177	-	17,775
Director's fees	48,000	62,500	93,250
	$ 191,228	$ 181,563	$ 509,625

b.

Receivables of $166,872 (2007 - $239,260) are due from four companies related by two common directors.

At December 31, 2008, the Company has nil balance due to Minco Silver (2007 - $1,929,893). The Company owns 40.48% of the issued shares of Minco Silver and has one common director.

At December 31, 2008,  the Company has a $1,246,282  due from Minco Silver (2007 – $4,639,788) in relation to expenditures on the Fuwan Silver Property, new silver project investigation cost, and shared office expenses for both offices in  Vancouver and Beijing. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand.

14.

Related Party Transactions (continued)

At December 31, 2008, the Company has $506,569 (2007 - $271,999) due from Minco Base Metals in relation to expenditures on the White Silver Mountain project and shared office expenses.  The amount due from Minco Base Metals is unsecured, non-interest bearing and repayable on demand.

The Company is related to Minco Base Metals through two common directors and one common officer. The Company provided financial assistance to fund Minco Base Metal’s operation.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

15.

Capital Risk Management

The Company’s objectives in the managing the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising issued share capital, common share purchase warrants, contributed surplus, accumulated and other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

The Company does not pay out dividends.

The Company expects that with the combination of its current on hand resources; its ability to raise capital, its ability to work with its minority partners and joint venture partners; and its ability to manage the timing of exploration expenses, that there will be sufficient to complete its planned exploration business plan and support basic operations for the next 12 months. While the Company believes it will be able to raise the additional financing when required, the impact of the current global economic downturn and uncertainty of global equity markets provide no guarantees that the Company can complete a financing.

16.

Commitments and Contingencies

(a)

The Company has commitments in respect of office leases requiring minimum payments of $1,451,329 as follows:

2009	$ 200,174
2010	205,533
2011	219,393
2012	226,323
2013	240,183
2014	247,113
2015	112,613
$ 1,451,329

The Company has entered into sub-lease agreements for a portion of its leased premises.

17.

Geographic Information

The Company’s business is considered as operating in one segment, mineral exploration and development. The Company conducts operations only in Canada and in China; therefore segregates its financial results by geographical division. The Company’s total assets, liabilities and operating loss are as follows:

	December 31	December 31
	2008	2007
Current Assets
Canada	$ 1,945,475	$ 7,932,446
China	4,360,190	4,853,877
Discontinued operation	-	5,838
	$ 6,305,665	$ 12,792,161

	December 31	December 31
	2008	2007
Long-term Assets
Canada	$ 3,813,628	$ 3,119,479
China	439,132	869,420
Discontinued operation	-	4,461
	$ 4,252,760	$ 3,993,360

	December 31	December 31
	2008	2007
Current Liabilities
Canada	$ 192,831	$ 2,344,007
China	8,495,976	475,749
Discontinued operation	-	38,549
	$ 8,688,807	$ 2,858,305

17.

Geographic Information (continued)

	2008	2007	2006

(Loss) /gain for the year
Canada *	$ (2,411,563)	$ (3,959,788)	$ 167,378
China	(12,015,472)	(3,544,579)	(1,696,538)
Discontinued operation	1,164,730	(75,864)	(60,164)
	$ (13,264,305)	$ (7,580,231)	$ (1,589,324)

	2008	2007	2006

Tax expense for the year
Canada *	-	-	-
China	(85,348)	-	-
	(85,348)	-	-

*Included within the Canadian division’s income (loss) for the year is $595,704 (2007 – loss of $ 3,048,898, 2006 – $4,691,905) which included the adjustments from the Company’s equity investment in Minco Silver. Refer to Note 8 for details of the Company’s interest in Minco Silver.

.

18.

Earnings (Loss) per Share

The table below calculates the basic and diluted earnings and loss per share.

	2008	2007	2006

Loss per share from continuing operations
Basic	(0.34)	(0.18)	(0.04)
Diluted	(0.34)	(0.18)	(0.04)

Earnings per share from discontinued operations
Basic	0.03	-	-
Diluted	0.03	-	-
Loss per share
Basic	(0.30)	(0.18)	(0.04)
Diluted	(0.30)	(0.18)	(0.04)
Weighted average number of shares outstanding	42,970,813	42,908,809	41,193,591
Effect of dilutive securities
Stock options	50,640	-	-
Diluted weighted average number of shares outstanding	43,021,453	42,908,809	41,193,591

Stock options are excluded from the computation of diluted earnings per share when the exercise prices exceeded the average market value of the common shares or has created an anti-dilutive effect

19.

Financial Risk Management

The Company’s operations consist of the acquisition and exploration of properties in China. The Company examines the various financial risks to which it is exposed to. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a periodic basis and when material, they are reviewed and monitored by the Board of Directors.

Credit risk – Credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract, This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right to set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the financial statements. The Company considers the following financial assets to be exposed to credit risk:

19.

Financial Risk Management (continued)

Financial Assets

Held for trading $3,539,570*

Loans/other receivable $2,649,582**

*Held for trading includes cash and cash equivalents, short term investment and long –term marketable securities.

** Loans/other receivables include receivables, Due from Minco Silver and Due from Minco Base Metals.

The effective interest rate on financial assets (short term deposits and GICs) ranged up to 4.10%.

Cash and cash equivalents – In order to manage credit and liquidity risk by investing its funds with reputable financial institutions. The Company places its Canadian based short-term investment funds into fixed income securities with terms of 90 days or less when acquired and its China based funds invested in term deposits of 90 days or less. The fair value approximates the carrying value.

Short term investments – Consisting of marketable securities and guaranteed investment certificates with maturities greater than 90 days when acquired. The fair value approximates the carrying value as the marketable securities are marked to market with published price quotation at the balance sheet date.

Receivables and due from related parties – Credit risk with related parties is the risk of default. The Company manages this risk by continuously monitoring the financial position of the borrower. Balances with related parties are unsecured; non-interest bearing and due on demand (see Note 13).

Liquidity risk – The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration plans. The annual budget is approved by the Board of Directors. The Company insures that there are sufficient cash balances to meet its short-term business requirements or has the flexibility to delay certain corporate activities until funds become available. The Company believes that it has the ability to raise additional funds to meet its current obligations. The Company’s exposure to liquidity risk is:

Financial Liabilities

Other Liabilities $8,688,807*

* Other Liabilities includes accounts payable, accrued liabilities and loan payable.

All other liabilities are due on demand except for balance of $5,047,161 which is due and payable in one year. $5,047,161 (discounted at 5% to carrying value) of the total balance is due in one year and has a contractual value of $5,170,262.

19.

Financial Risk Management (continued)

The effective interest rate on financial liabilities (accounts payable) ranged up to 5%.

Currency/Foreign exchange risk – The Company’s functional currency is the Canadian dollar and therefore the Company’s net earnings are impacted by fluctuations in foreign currencies. The Company raises funds in Canadian dollars and lends either Canadian dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB, there exist foreign currency risks arising from changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in Canadian based assets. The Company does not hedge its foreign currency fluctuations. A 1% strength in the Canadian dollar against the Chinese RMB will have a before tax effect of a $41,700 gain on the financial results.

Interest rate risk – The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and short-term investments entered into by the Company bear interest at a fixed rate thus exposing it to the risk of changes in fair value arising from interest rate fluctuations. Short term investments are invested in high grade, highly liquid instruments and the Company exposes itself to variable interest rate fluctuations. A 1% increase in the interest rate in China will have a net (before tax) expense effect of $26,673 and a 1% increase in the interest rate in Canada will have a net (before tax) income effect of $9,226, assuming the foreign exchange rate remains constant.

20.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material aspects from United States Generally Accepted Accounting Principles (“US GAAP”). The significant differences between Canadian GAAP and US GAAP affecting the Company’s financial statements are summarized as follows:

Consolidated Balance sheets	December 31, 2008	December 31, 2007
Total assets under Canadian GAAP	$10,558,425	$16,758,521
Adjustment for investment in Minco Silver (f)	(2,139,073)	-
Total assets under US GAAP	$8,419,352	$16,758,521

Share capital under Canadian GAAP	$34,021,922	$33,941,510
Value of escrow shares under Canadian GAAP (d)	(48,800)	(48,800)
Value of escrow shares under US GAAP (d)	2,864,456	2,864,456
Share capital under US GAAP	$36,837,578	$36,757,166

Contributed surplus under Canadian GAAP	$4,930,097	$3,721,117
Adjustment for stock based compensation (a (1))	(154,300)	(154,300)
Value of stock based compensation prior to 2003 (a (2))	338,128	338,128
Dilution gain (c)	12,032,819	10,467,000
Contributed surplus under US GAAP	$17,146,744	$14,371,945

Deficit under US GAAP -beginning of year	$(37,240,060)	$(29,651,330)
Normal Course Issuer Bid – cost in excess of value	-	(6,499)
Loss for the year under US GAAP	(16,893,597)	(7,582,231)
Deficit under US GAAP – end of year	$(54,133,657)	$(37,240,060)
Shareholders' equity under US GAAP
Share capital	$36,837,578	$36,757,166
Contributed surplus	17,146,744	14,371,945
Accumulated comprehensive Income (loss)	(120,120)	(44,520)
Deficit	(54,133,657)	(37,240,060)
Total shareholders' equity under US GAAP	$(269,455)	$13,844,531

Consolidated Statements of Operations	2008	2007	2006
Losses for the year
Under Canadian GAAP	$(13,264,305)	$(7,580,231)	$(1,589,324)
Dilution gain not recognized under US GAAP (c)	(1,544,454)	(191,000)	(5,213,000)
Unrealized loss on available-for-sale securities under US GAAP (b)	75,600	189,000	-
Equity loss in MSV under US GAAP (f)	(2,160,438)	-	-
Loss for the year under US GAAP	$(16,893,597)	$(7,582,231)	$(6,802,234)
Weighted average number of shares outstanding	42,970,813	42,908,809	41,193,591
Loss per share –basic and diluted under US GAAP	$(0.39)	$(0.18)	$(0.17)

Loss of the year
Under US GAAP	$(16,893,597)	$(7,582,231)	$(6,802,234)
Net increase (decrease) in market value of the available-for-sale securities (b)	(75,600)	(298,947)	254,427
Comprehensive income (loss) under US GAAP	$(16,969,197)	$(7,881,178)	$(6,547,897)

There were no reconciliation items for the Consolidated Statement of Cash Flows

(a)

Stock Based Compensation

(1)

Under Canadian GAAP, the Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based compensation and other stock-based payments (“s. 3870”). Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

Prior to the release of s. 3870, the Company had accounted for stock options under Canadian GAAP as capital transactions when the options vested. As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted after January 1, 2002. As a result, the opening deficit as at January 1, 2004 was adjusted to reflect a compensation expense of $154,300 relating to options granted in 2002 and 2003.  For US GAAP purposes, no adjustment would be made as the Company continued to follow the intrinsic value based method until SFAS 123, adopted on January 1, 2004. This resulted in a permanent GAAP difference to the balance of equity.

(2)

Prior to the adoption of SFAS 123, the Company measured stock-based compensation cost using the intrinsic value based method of accounting as prescribed by APB opinion No. 25, Accounting for Stock Issued to Employees. On January 1, 2004, the Company adopted SFAS 123 using the retroactive restatement method to recognize stock-based compensation expense relating to stock options granted to employees and directors subsequent to December 31, 2004 and were not fully vested on January 1, 2002 by making an adjustment of $338, 128. No similar expenses were required under Canadian GAAP. This resulted in a permanent GAAP difference to the balance of equity.

On January 1, 2006, the Company adopted SFAS 123(R) “Share-Based Payment” for US GAAP purposes. SFAS 123(R) requires that stock-based compensation expense be based on awards that are ultimately expected to vest. The adoption of SFAS 123(R) did not result in a significant difference from the stock-based compensation expense that would have been recognized under SFAS 123.

(b)

Comprehensive income (loss)

Under US GAAP, the Company classified the short-term investment as available –for sale prior to January 1, 2007. Beginning January 1, 2007, the Company changed the classification for all new short-term investments as held-for-trading except for securities  acquired prior to January 1, 2007 and still held as at the date of balance sheet, which were classified as available for sale.  Held-for-trading financial assets are recorded at market value and any unrealized gains or losses on held-for-trading financial assets are included in net income.

Effective January 1, 2007, under Canadian GAAP, the Company has adopted CICA Handbook Section 3855 “Financial instruments – Recognition and Measurement”. In accordance with Section 3855, the Company classified all its short term investments as held for trading financial assets which are measure at fair value and any unrealized gains or losses on held-for-trading financial assets are included in net income.

For the year ended December 31, 2008, under US GAAP, the Company continued to classify the securities acquired in 2006 and still held by the Company at December 31, 2008 as available for sale and measured at market value. Unrealized holding gains and losses on held -for sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders’ equity until realized.

(c)

Contributed surplus

With the decrease of the Company’s equity interest in Minco Silver Corporation (see note 8), the Company recognized dilution gains under Canadian GAAP for the years ended December 31, 2008, 2007 and 2006. Under US GAAP, such transactions are considered as capital transactions and the resulting dilution gains shall be excluded from net income and included in contributed surplus. The contributed surplus relating to dilution gain recognized as of December 31 2008, 2007 and 2006 were $12,032,819, $10,467,000 and $10,276,000 respectively under US GAAP.  The dilution gain included in income statement for 2008 was $1,544,454, $191,000 for 2007 and $5,213,000 for 2006 under Canadian GAAP.

 (d)

Escrow Shares

As described in note 12(a), 4,880,000 common shares were escrowed, to be released based on certain expenditures on exploration and development of a resource property. The escrow terms were subsequently changed to be on a time release basis over 18 months.

20.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

US GAAP requires that the fair value of the shares at the time they are issued should be recognized and charged to income over the expected escrow period, which was 12 years. The 2005 change to the escrow terms resulted in the recognition of the remaining unamortized grant date fair value as the shares are no longer contingently cancellable. The Company reversed $ 48,800 being the amount initially recorded in share capital account under Canadian GAAP and recorded the fair value of these escrow shares for $2,864,456. Contingently cancellable shares have been excluded from the calculation of the weighted average number of shares for purpose of loss per share under US GAAP.   All shares were released from escrow in 2007.

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

(f)       Equity Investments in Minco Silver Corporation

Prior to January 1, 2008, the Minco Silver’s accounting policy was to commence capitalizing mineral property development costs only upon the establishment of proven and probable reserves based on results of final feasibility studies which indicate whether a property is economically feasible.  Prior to January 1, 2008, the Minco Silver had not previously identified any properties that it would take from exploration to development and through to production.

On January 1, 2008, the Minco Silver changed this policy to more appropriately align its policy with those applied by other comparable mineral property exploration and development companies at a similar stage.  Minco Silver’s new policy is to commence capitalization of mineral property development costs after a mineral resource having economic potential is identified on a property, from which time a property is considered to be a development project and such expenditures are capitalized as development costs. A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices.

As a result of change in Accounting Policy, Minco Silver capitalized $5,294,098 as development costs in 2008 under Canadian GAAP, which was adjusted into the Exploration Costs and expensed in accordance with US GAAP. Given the Company’s 40.48% equity interest in Minco Silver, there was a resulting adjustment of $2,160,438 to the income statement, a credit to the carrying amount of the Company’s investment in Minco Silver under US GAAP of $2,139,073 and a credit of $21,365 related to capitalized stock based compensation costs recorded to contributed surplus.

(g)

Accounts Payable and Accrued liabilities

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregate basis. US GAAP requires that the accounts payable and accrued liabilities be segregated for presentation in the consolidated financial statements.

                (in 000’s)                                                                    2008                               2007

                Accounts payable                                                        443,000                          707,000

                Accrued liabilities                                                      5,228,000                          183,000

                Total                                                                        5,671,000                          890,000

20.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(h)          Accounts Receivable

Under Canadian GAAP, accounts receivable and GST (Good and Service tax) receivable are presented in the consolidated financial statements on an aggregate basis. US GAAP requires that the accounts receivable and GST receivable be segregated for presentation in the consolidated financial statements.

                  (in 000’s)                                                                    2008                               2007

                 Accounts receivable                                                    735,000                        236,000

                GST receivable                                                            162,000                          83,000

                Total                                                                            897,000                         319,000

(i)

Recently adopted accounting standards – US GAAP:

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.

The Company adopted SFAS No. 159 beginning January 1, 2008. There was no material impact on the Company’s consolidated financial statements as a result of the adoption of this new standard.

Fair Value Measurements

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007.

In February 2008, the FASB released FSP No. SFAS 157-2. FSP No. SFAS 157-2 defers the effective date of SFAS No. 157 for one year for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. It does not defer recognition and disclosure requirements for financial assets and financial liabilities, or for non-financial assets and non-financial liabilities that are remeasured at least annually.

The Company adopted SFAS No. 157 beginning January 1, 2008 and there was no material impact on the Company’s consolidated financial statements as a result of the adoption of this new standard.

(j)

Recent accounting pronouncements:

Non-controlling Interests

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

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how an acquirer (continued) business combination recognizes and measures the assets acquired, liabilities assumed, and any non-controlling interest in the acquiree. The provisions of SFAS No. 141(R) will become effective for the Company's business combinations occurring on or after January 1, 2009.

Fair Value of a Financial Asset when the Market for That Asset is Not Active

SFAS FSP No. 157-3, “Determining the Fair Value of a Financial Asset when the Market for That Asset is Not Active”. (SFAS No. 157-3), was issued October 2008. SFAS FSP No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides key considerations in determining the fair value of the financial asset. FSP FAS No.157- 3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate. It is not expected that the adoption of this standard for US GAAP purposes will have a material effect on the consolidated financial statements.

Hierarchy of GAAP

SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS No. 162”) was issued May 2008. SFAS No. 162 identifies the sources of accounting and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 was effective November 15, 2008. The Company does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

Subsequent events

SFAS 169, “Subsequent Events”, (“SFAS No. 169”) was issued May 2009.  SFAS No. 169 sets out (a) the period after the balance sheet date during which management should evaluate events that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (c) he disclosures that an entity should make about events or transactions that occurred after the balance sheet date. An entity should apply the requirements of this statement to interim and annual financial periods ending after June 15, 2009. The Company is currently evaluating the impact of this statement on the financial statements.

21.

Subsequent Events

(a)

Effective January 22, 2009, the Company granted options over 1,582,000 common shares to various employees, directors, and contractors at an exercise price of $0.48 that vest over an 18 month period from the issue date and expire in January 2014.

(b)

As of February 28, 2009, the Company received the final installment payment on the sale of BYC of RMB 2.8 million ($0.5 million) (See Note 6 (iv).)

(c)

Effective March 27, 2009, the MingZhong shareholders agreed to increase the companies registered capital by RMB 51.7 million ($9.2 million) and to pay off the RMB 30 million ($5.39 million) loans from shareholders. The Company’s 51% share of commitment to increase this registered capital will be a net RMB 26.4 million ($4.7 million), The shareholders have not paid the approved registered capital yet as of July 29, 2009.

(d)

On April 28, 2009, the Company sold 70% shares of HeNan ZhongJia Minco for RMB 2.46 million and received cash proceeds on June 12, 2009.

MINCO SILVER CORPORATION

(A development stage enterprise)

Consolidated Financial Statements

(Expressed in Canadian dollars)

DECEMBER 31, 2008 AND 2007

Index

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations and Comprehensive Loss and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Management's Responsibility for Financial Reporting

The consolidated financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management’s best judgments’ on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

The Audit Committee of the Board of Directors is composed of three Directors and meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

Ken Cai

Paul Zhang

President and CEO

Chief Financial Officer

Vancouver, Canada

July 29, 2009

REPORT OF INDEPENDENT AUDITORS

To the Directors of

Minco Silver Corporation

We have audited the consolidated balance sheets of Minco Silver Corporation  (the “Company”) as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss and deficit and cash flow for the years ended December 31, 2008, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flow for the years ended December 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2 to the financial statements, the Company changed its method of accounting for the development of mineral interests during the year ended December 31, 2008.

Vancouver, Canada,

April 1, 2009, except for Notes 1, 16 and

Chartered Accountants

17 as to which the date is July 29, 2009.

Comments by Auditors for US Readers on Canada - US Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated April 1, 2009, except as to Notes 1, 16 and 17 which are as of July 29, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Vancouver, Canada,

July 29, 2009

                   Chartered Accountants

MINCO SILVER CORPORATION

(A development stage enterprise)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

		December 31, 2008	December 31, 2007

	ASSETS

	Current assets
	Cash	$1,174,021	$2,647,546
	Short-term investments (Note 4)	3,706,506	14,219,920
	Receivables	147,262	193,022
	Due from Minco Gold (Note 11(a))	-	1,929,893
	Prepaid expenses and deposits	370,969	22,704
	Total current assets	5,398,758	19,013,085

	Loan receivable (Note 5)	6,771,068	-
	Mineral interests (Notes 2, 6)	5,294,098	-
	Plant, property and equipment (Note 7)	265,561	244,084
	Total assets	$17,729,485	$19,257,169

	LIABILITIES

	Current liabilities
	Accounts payable and accrued liabilities	$703,088	$968,279
	Due to Minco China (Note 11(b))	939,806	4,639,788
	Due to Minco Gold (Note 11(c))	306,476	-
	Total liabilities	1,949,370	5,608,067

	SHAREHOLDERS' EQUITY
	Share capital (Note 8 (a))	25,799,213	21,804,252
	Contributed surplus (Note 8 (c))	6,692,188	6,260,998
	Deficit	(16,711,286)	(14,416,148)
	Total shareholders’ equity	15,780,115	13,649,102
	Total liabilities and shareholders’ equity	$17,729,485	$19,257,169
	Nature of Business and Going Concern Uncertainty (Note 1) Commitments and Contingencies (Note 6, 12 and 13) Subsequent Events (Note 16)
	See accompanying notes to consolidated financial statements

On behalf of the Board:	“Chan-Seng Lee”	“William Meyer”
	Chan-Seng Lee	William Meyer

Director Director

MINCO SILVER CORPORATION

(A development stage enterprise)

Consolidated Statements of Operations and Comprehensive Loss and Deficit

(Expressed in Canadian Dollars)

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006

Exploration costs (Note 5)	1,814,641	4,783,545	1,701,709
Total exploration costs	1,814,641	4,783,545	1,701,709

Administrative expenses
Accounting and audit	76,155	64,094	130,342
Amortization	49,147	26,533	10,830
Consulting	145,219	66,965	88,263
Director’s fees (Note 10 (c))	55,250	56,833	41,250
Foreign exchange gain	(1,440,314)	(233,629)	(44,934)
Investor relations	545,518	528,349	422,655
Legal, regulatory and filing	83,779	98,456	94,593
Rent	142,851	101,194	99,737
Travel and entertainment	82,975	50,510	56,764
Office administration expenses	91,512	126,041	87,763
Property investigation	40,016	104,445	127,475
Salaries and benefits	253,829	386,792	275,877
Stock based compensation (Note7 (d))	1,123,349	1,707,000	1,448,000
Field office expenses	119,996	177,826	36,726
	1,369,282	3,261,409	2,875,342
Operating loss	(3,183,923)	(8,044,954)	(4,577,051)

Interest and sundry income	888,785	769,837	319,790

Loss and Comprehensive Loss for the year	(2,295,138)	(7,275,117)	(4,257,261)

Deficit, beginning of year	(14,416,148)	(7,141,031)	(2,883,770)

Deficit, end of year	(16,711,286)	(14,416,148)	(7,141,031)

Loss per share - basic and diluted	(0.07)	(0.23)	(0.16)

Weighted average number of common shares outstanding
basic and diluted	31,767,488	31,054,523	25,917,233

See accompanying notes to consolidated financial statements

MINCO SILVER CORPORATION

(A development stage enterprise)

Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Cash flows from (used in) operating activities
Net loss for the year	$(2,295,138)	$(7,275,117)	$(4,257,261)
Adjustment for items not involving cash:
- stock-based compensation (Note 8(d))	1,123,350	1,707,000	1,448,000
- amortization	49,147	26,533	12,881
- foreign exchange gain	(1,440,314)	(233,629)	(24,000)
Changes in non-cash working capital items:
- decrease (increase) in receivables	45,760	(34,620)	(121,411)
- decrease (increase) in prepaid expense and deposits	(348,264)	11,299	27,844
- increase (decrease) in accounts payable and accrued liabilities	(524,085)	(414,043)	732,752

Cash flows from (used in) operating activities	(3,389,544)	(6,212,577)	(2,181,195)

Cash flows from financing activities
Proceeds from issuance of shares and warrants (Note 8 (a))	2,942,716	397,681	15,300,813
Due from Minco Gold (Note 11 (a))	1,929,893	-	-
Advances from (repayments to) to Minco China (Note 11(b))	(3,393,506)	2,267,491	323,167

	1,479,103	2,665,172	15,623,980

Cash flows from (used in) investing activities
Development costs incurred	(4,675,120)	-	-
Acquisition of plant, property and equipment	(70,624)	(190,098)	(51,338)
Acquisition of exploration permits	-	-	(460,000)
Loan receivable (Note 5)	(5,776,068)	-	-
Decrease (increase) in short-term investments	10,513,414	6,065,656	(12,960,672)
Cash flows from (used in) investing activities	(8,398)	5,875,558	(13,472,010)
Effect of exchange rate changes on cash	445,314	233,629	24,000

Increase (decrease) in cash	(1,473,525)	2,561,782	(5,225)

Cash, beginning of year	2,647,546	85,764	90,989

Cash, end of year	$1,174,021	$2,647,546	$85,764

See accompanying notes to consolidated financial statements

MINCO SILVER CORPORATION

(A development stage enterprise)

Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

1.

Nature of Business and Going Concern Uncertainty

Minco Silver Corporation (“Minco Silver” or the “Company”) was incorporated on August 20, 2004 under the laws of British Columbia, Canada. Its principal business activities include the acquisition, exploration and development of silver mineral properties.

At December 31, 2008, Minco Gold Corporation (formerly Minco Mining & Metals Corporation) (“Minco Gold”) owned a 40.48% (2007 – 41.75%) equity interest in Minco Silver Corporation.

Minco Silver is exploring, evaluating and developing silver mineral properties and projects in the Peoples’ Republic of China (“China”) with the aim of bringing properties to production. The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be a development stage enterprise as it has not yet generated any revenue from operations.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company does not generate revenues and has accumulated losses since inception and is unlikely to generate earnings in the immediate future. The continuation of the Company as a going concern is dependant upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to achieve its operating and developing objectives, confirmation of the Company’s interests in the underlying properties and the attainment of profitable operations. The continuation of the Company as a going concern is in substantial doubt and is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to achieve its operating and developing objectives, confirmation of the Company’s interests in the underlying properties and the attainment of profitable operations. If the going concern principle is not appropriate, adjustments will be necessary to the carrying amounts and classification of assets and liabilities and expenses in these interim consolidated financial statements.  The adjustments could be material.

2.

Change in Accounting Policy

Development of Mineral Interests

Prior to December 31, 2008, the Company’s accounting policy was to commence capitalizing mineral property development costs only upon the establishment of proven and probable reserves based on results of final feasibility studies which indicate whether a property is economically feasible.  Prior to January 1, 2008, the Company had not previously identified any properties that it would take from exploration to development and through to production.

On December 31, 2008, the Company changed this policy to more appropriately align its policy with those applied by other comparable mineral property exploration and development companies at a similar stage.  The Company’s new policy to commence capitalization of mineral property development costs until a mineral resource having economic potential is identified on a property, from which time a property is considered to be a development project and such expenditures are capitalized as development costs. A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices.

Prior to January 1, 2008, the Company capitalized only mineral property and mineral rights acquisition costs.  Exploration permit acquisition, exploration and development costs were expensed as incurred, as proven and probable reserves had not been established.

During 2008, management determined that the Fuwan Silver deposit area had met the criteria for treatment as a development property effective March 5, 2008 and as such has capitalized expenditures relating to the Fuwan Silver project. The Company has continued to expense exploration costs associated with other exploration activities including current year regional drilling programs.

The effect of the new policy on the current year financial statements is to capitalize $5.3 million of development related costs to “Mineral Interests”. As there had previously been no projects or properties determined to have met the necessary criteria for capitalization, there is no effect of the new policy on prior years.

3.

Significant Accounting Policies

a.

Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of Minco Silver Corporation, Minco Silver, Ltd. and Foshan Minco FuWan Mining Co. Ltd (“Foshan Minco”) which is subject to a 10% carried interest (note 6).

All material inter-company accounts and transactions have been eliminated upon consolidation.

3.

Significant Accounting Policies (continued)

b.

Use of Estimates and measurement of uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant. Accounts that require management to make material estimates and significant assumptions in determining the amounts recorded include amortization, mineral interests, accrued liabilities, income taxes and contingencies. Actual results could differ from those estimated.

c.

Short-term Investments

Short-term investments comprise marketable securities, highly liquid investment grade bonds, and guaranteed investment certificates with remaining terms to maturity of greater than 90 days when acquired. Short-term investments are classified as held-for-trading financial instruments in accordance with the requirements of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 “Financial Instruments”, adopted by the Company on January 1, 2007. These investments are recorded at fair value with unrealized gains and losses being recorded in income in the current period.

d.

Impairment

The carrying values of mineral interests and plant, property and equipment are reviewed on an annual basis and when changes in circumstances suggest their carrying value may become impaired.  Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows from the use of the asset or mineral interests and its eventual disposition. If impairment is deemed to exist, the assets or development property will be written down to fair value with a charge to operations.

e.

Stock Based Compensation

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section (“CICA 3870”), “Stock-based Compensation and Other Stock-based Payments”. Stock-based compensation expense is calculated using the Black-Scholes option pricing model with a corresponding credit to contributed surplus, on a straight-line basis over the vesting period. Warrants granted are recorded at estimated fair values using the Black-Scholes pricing model. If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

3.

Significant Accounting Policies (continued)

f.

Acquisition, Exploration and Development of Mineral Interests

During the year ended December 31 2008, the Company changed its accounting policy relating to mineral property development expenditures. The Company now capitalizes development costs identified as associated with the development stage, however, continues to expense as incurred costs during the exploration stage (see note 2).

Costs incurred for the acquisition of mineral property and mineral rights, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined that conditions of impairment in carrying value have occurred.

Where a specific mineral interest property is identified as having a resource with economic potential, costs specific to the development of the particular project are capitalized as development costs and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

i.

There is a probable future benefit that will contribute to future cash inflows;

ii.

The Company can obtain the benefit and control access to it; and

iii.

The transaction or event giving rise to the benefit has already occurred.

Costs of abandoned projects are charged to operations upon abandonment. Costs relating to any producing mineral interest would be amortized on the unit-of-production method based on the estimated life of the ore reserves, while costs for the prospects abandoned would be written-off. Costs incurred after the property is placed into production that increase production volume or extend the life of the mine are capitalized. Common shares issued for mineral property acquisition are recorded when issued based on the fair value of the shares at the date of issuance.

The recoverability of the amount capitalized for the capitalized mineral interests is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to farm-out its resource properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Capitalized costs as reported represent the lesser of actual costs incurred to date or estimated fair value. Ultimate recovery of carrying value is dependent upon future commercial success from participating interests or proceeds from disposition of the mineral property interests. Management evaluates each mineral interest as events and changes in circumstances warrant, and makes a determination based on development activity and results, estimated future cash flows and availability of funding as to whether carrying values have been impaired. Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the result of continued delineation of the ore body, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

3.

Significant Accounting Policies (continued)

Costs incurred for new project evaluation and consulting where no acquisition or future benefits are expected to be derived and no specific mineral interest property development programs has been planned and budgeted by management are expensed as incurred.

g.

Plant, Property and Equipment

Plant, property and equipment are recorded at cost less accumulated amortization and depletion.

Amortization is calculated using the following methods based on the asset’s estimated useful lives:

Computer Equipment

30% per year declining-balance

Leasehold Improvements

5 year, straight-line basis

Mining Equipment

30% per year declining-balance

Motor Vehicles

             30% per year declining-balance

Office Equipment and Furniture

             20% per year declining-balance

Amortization is provided at half the annual rate in the year of acquisition.

h.

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

As at December 31, 2008 and 2007, the Company did not have any asset retirement obligations.

i.

Revenue/Income Recognition

The Company does not currently earn revenue from operations. Interest income on cash, short-term investments and loans are recognized as it is earned.

3.

Significant Accounting Policies (continued)

j.

Financial instruments

Financial assets

Initial recognition - Financial assets are classified at fair value being receivables, held-for-trading investments, held-to-maturity investments, available-for-sale financial assets, loans receivable or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.

Financial assets purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way purchases) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

The Company's financial assets include cash and short-term investments, receivables and loans receivable

Subsequent measurement - The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value - include financial assets held for trading and financial assets designated upon initial recognition at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Financial assets are carried in the balance sheet at fair value with gains or losses recognized in the income statement.

Loans and receivables - Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process

Financial liabilities

Initial recognition - Financial liabilities are classified as accounts payable and accrued liabilities, loans and borrowings, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and in the case of loans and borrowings, directly attributable transaction costs.

Loans and borrowings - After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the amortization process.

3.

Significant Accounting Policies (continued)

Fair value of financial instruments - The fair value of financial instruments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For financial instruments where there is no active market, fair value is determined using various valuation techniques.

Impairment of financial assets

The Company assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event') and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

k.

 Income Taxes

The Company follows the liability method of accounting for income taxes. Future income taxes are recognized for the future tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases on the balance sheet date. Future income tax assets and liabilities are measured using substantially enacted income tax rates expected to apply in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantially enacted rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not.

l.

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. If the Company incurred net losses in fiscal year no adjustment to the computation of loss per share is required as their inclusion would be anti-dilutive.

m.

Translation of Foreign Currencies

The Company’s functional currency is the Canadian dollar as the Company has raised its treasury in Canadian funds and when funds are advanced to Chinese subsidiary, the investment is treated as registered capital. The functional currency within the Chinese operations is the China RMB. The Company follows the temporal method of accounting for the translation of its integrated foreign operations and for foreign currency transactions. Under this method, transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the transaction dates.  At year-end, monetary assets and liabilities are re-measured at the year-end exchange rates, and non-monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at their historical exchange rates.  The exchange gains and losses on translation are charged to operations.

3.

Significant Accounting Policies (continued)

n.

Comprehensive Income

The Company reports their comprehensive income, which are changes in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

o.

Adoption of Recent Accounting Pronouncements

On January 1, 2008, the Company adopted six standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1400, General Standards of Financial Statement Disclosure (“Section 1400”), Handbook Section 1506, Accounting Changes (“Section 1506”), Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3031, Inventories – (“Section 3031”), Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments - Presentation ("Section 3863"). These standards were adopted on a prospective basis without restatement of prior periods.

(i) General Standards of Financial Statement Disclosure - Section 1400

Section 1400, General Standards of Financial Statement Disclosure establishes standards for assessing a company’s ability to continue as a going concern and disclosing any material uncertainties that cast doubt upon its ability to continue as a going concern. The Company’s disclosure reflects such assessment and discussion (see Note 1).

(ii) Accounting Changes – Section 1506

Section 1506, Accounting Changes, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section allows for voluntary changes in accounting policies only if they result in the consolidated financial statements providing reliable and more relevant information. In addition, this Section requires entities to disclose the fact that they did not apply a primary source of GAAP that have been issued but not yet effective. The adoption of this Section has had an impact on the financial position or results of operations for the year ended December 31, 2008 as the change in accounting policy, described in note 2 had to meet the standard of providing reliable and more relevant information of the Company’s financial position and performance..

(iii) Capital disclosures – Section 1535

Section 1535, Capital Disclosures, establishes disclosure requirements regarding an entity’s capital, including (i) an entity’s objectives, policies, and processes of managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new standard has had no impact on the financial position or results of operations for the year ended December 31, 2008.

 (iv) Financial instruments – Sections 3862 and 3863

Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation replace Section 3861 Financial Instruments – Disclosure and Presentation. These new sections revise and enhance disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standards have had no impact on the financial position or results of operations for the year ended December 31, 2008.

3.

Significant Accounting Policies (continued)

 (v) Inventories – Section 3031

Section 3031, Inventories, provides more guidance on the measurement and disclosure requirements for inventories. Specifically the new pronouncement requires inventories to be measure at the lower of cost or net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new standard has had no impact on the financial position or results of operations for the year ended December 31, 2008.

p.

Recent Accounting Pronouncements

(i) Convergence with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011. The official changeover date from Canadian GAAP to IFRS is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has not yet assessed the impact of the ultimate adoption of IFRS on the Company.

(ii) Goodwill and Intangibles – Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to the Company’s annual and interim financial statements beginning January 1, 2009. The Company does not expect the adoption of this change to have an impact on its consolidated financial statements.

(iii) Sections 1582, Business Combinations, 1601, Consolidations and 1602, Non-controlling Interests

In January 2009, the CICA issued these new sections to replace Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements.” Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section). Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. A bargain purchase will result in the recognition of a gain. Acquisition costs will be expensed. Any non-controlling interest will be recognized as a separate component of shareholders’ equity and net income will be allocated between the controlling and noncontrolling interests. These new standards will apply to fiscal years beginning on or after January 1, 2011. The Company does not believe that these new Sections will have an impact on its financial statements unless the Company enters into a business acquisition subsequent to January 1, 2011.

(iv) EIC-173 Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009 the Emerging Issues Committee (“EIC”) issued EIC-173. In this EIC the Committee reached a consensus that in determining the fair value of financial assets and financial liabilities an entity should take into account the credit risk of the entity and the counterparty. The EIC is effective for periods ending after the issuance date, the Company is evaluating the effect of EIC-173 and will adopt prospectively.

3.

Significant Accounting Policies (continued)

(v) EIC – 174 Mining Exploration Costs

On March 27, 2009 the EIC issued EIC-174. In this EIC the Committee reached a consensus that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The EIC is effective for periods ending after the issuance date and the Company has adopted the EIC-174,

q.

Certain comparative figures have been reclassified to conform with the presentation as at and for the year ended December 31, 2008.

4.

Short-term Investments

As at December 31, 2008, short-term investments consist of cashable guaranteed investment certificates ($3.5 million) and corporate notes ($0.2 million). The yields on these investments were 1.50% to 4.55%.

As at December 31, 2007, short-term investments consist of bankers’ acceptance ($1.5 million) cashable guaranteed investment certificates ($10.0 million) and corporate notes ($2.5 million). The yields on these investments were 3.75% to 6.75% per year.

5.

Loan Receivable (also see Note 17 Subsequent Events)

On July 22, 2008 the Company announced that Minco Silver executed a letter of intent with Sterling Mining Company (“Sterling”) to acquire 100% of the issued and outstanding common shares of Sterling, at a ratio of 0.51 of a Minco Silver share for each one of Sterling’s shares, based upon Minco Silver’s July 21, 2008 closing price. The offer valued Sterling at US $62.3 million.

The Company also extended a line of credit in the amount of US$15.0 million (“the facility”) to be advanced from time to time to meet general working capital and other operating expenses to carry on Sterling’s business, of which US$5.0 million was advanced on July 30, 2008; bearing 10% simple interest plus fees and expenses.   It is a term of the facility that any and all subsequent advances be conditional upon the successful completion of an extended due diligence review of Sterling’s operations and the execution of a definitive agreement.

The letter of intent also provided for a break fee in the amount of US$2.75 million payable to Minco Silver under certain conditions. This break fee is listed as one of the unsecured creditors and is not recorded in these financial statements.

On August 27, 2008 the Company terminated the obligation to acquire 100% of the outstanding common shares of Sterling and the obligation to advance the additional US$10.0 million under the line of credit, as provided in the facility.

To secure the US$5.0 million advance (plus interest and fees); Minco Silver and Sterling executed the following:

(a)

a Secured Promissory Note to secure and evidence the US$5.0 million advance in which Sterling promises to pay to the order of the Company;

5.

Loan Receivable (continued)

(b)

an All Assets Security Agreement and a Mortgage, Assignment of Leases and Rents Security Agreement and Fixture Filing in which Sterling agreed to provide a second charge security on all of the assets and properties of Sterling with the exception of the Sunshine Lease

(c)

an Assignment and Assumption Agreement in which Sterling assigns the Sunshine Mine under lease to the Company.

The US$5.0 million advance is secured by a perfected secured interest in all of Sterling’s, now or future personal and real property, including all mineral leases, rents and mortgages.

The Company’s secured interest is seconded to a previous loan in the amount of US$1.4 million, whereby another secured creditor has first priority over this amount. The Company also has a perfected secured interest in the lease of Sterling’s main asset, the Sunshine Mine.

Sterling Loan	December 31
	2008	2007
Principal Amount (US$5.0 million)	$ 5,119,000	$ -
Foreign exchange gain	995,000	-
Interest on principal amount	386,231	-
	6,500,231	-
Expenses	155,916	-
Interest on expenses	7,428	-
	163,344	-
Late payment penalty	107,493	-
Total	$ 6,771,068	$ -

Since Minco Silver terminated its obligation to Sterling and prior to December 31, 2008, Sterling has:

1.

Ceased mining operations;

2.

Delisted from the Toronto Stock Exchange;  and

3.

Laid off its work force.

The Company believes that the estimated fair value of Sterling's assets in which it holds a security interest is significantly in excess of the carrying value of the loan as at December 31, 2008.  However, the note is presented as a non-current asset as the timeframe for realization of the current interest is indeterminate.

6.

Mineral Interests

Guangdong Province, China

On August 20, 2004, Minco Gold transferred the following mineral interests to the Company:

(a)

The right to earn a 51% interest in the Changkeng Silver Interest;

(b)

A preliminary working agreement in relation to the exploration and development of the Fuwan silver deposit ( the “Fuwan Silver Project”); and

(c)

New exploration permits acquired or to be acquired in respect of certain mineral properties adjoining the Fuwan and Changkeng properties and known as the Guanhuatang, Luoke-Jilinggang, Guyegang-Sanyatang and Dadinggang properties, respectively.

Minco Gold was the sole shareholder of the Company and the two companies had common management at the time of the transaction.  As at the date of transfer, Minco Gold had expended $63,331 in preliminary exploration costs. As a result of a series of transactions and agreements between September 2004 and the current year end, the Company is now responsible for all of the exploration and development expenditures on the property.

Fuwan Silver Deposit

On July 20, 2005, the Ministry of Land and Resources, China, approved the transfer of the Fuwan Exploration Permit to Minco Mining (China) Corporation (“Minco China”), a wholly-owned subsidiary of Minco Gold. The total amount of the exploration permit had been fully paid

The exploration permits owned by the Company are held through Minco China for and on behalf of the Company.  Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects. In July 2008 the Company incorporated Foshan Minco as the operating company for the Fuwan project. In December 2008, the exploration permits for the project held by Minco China were transferred to Foshan Minco. Minco Silver currently has 100% controlling interest in Foshan Minco with the 10% carried interest in Foshan Minco being earned by GGB. There will be no distributions or participation by GGB, until such time as Minco Silver’s capital invested is returned to Minco Silver and the mine is in production and there are net profits for distribution. GGB is not required to fund any of the development or production capital, is not required to participate in any working capital calls to fund start up or participate in any losses that may be incurred. GGB will provide professional services and technical assistance to the Company in relation to the Company’s mining activities in Guangdong Province, China in return for its10% net profit interest in the Fuwan Silver Project.

During the year ended December 31, 2008, the Company changed its accounting policy relating to mineral interest exploration expenditures.  The Company now capitalizes costs identified as associated with the development stage, however continues to expense as incurred costs during the exploration state (see note 2).

Management has determined that the Fuwan Silver deposit area met criteria for capitalization of development costs in the first quarter of 2008 and has been capitalizing development costs relating to the main Fuwan Silver Deposit since that time. The Company will continue to expense exploration costs associated with other exploration activities including current year regional drilling programs.

6.

Mineral Interests (continued)

The following is a summary of exploration expenditures incurred and capitalized by the Company on the Fuwan project from March 2008, from which time the Fuwan Silver deposit project had been determined to be in the development stage (note 2):

Fuwan Silver Deposit	2008	2007
Consulting fees	$ 742,482	$ -
Drilling	1,738,039	-
Labour Cost	229,311	-
Feasibility Study	1,113,032	-
Stock based compensation	360,086	-
Other development costs	1,111,148	-
Total	$ 5,294,098	$ -

The following is a summary of exploration costs incurred and expensed by the Company on the Fuwan project up until March 2008, when the Company changed its accounting policy (see Note 2):

	January 1, 2008 to March 5, 2008	Year ended December 31,2007	Year ended December 31,2006	Cumulative from August 20, 2004 (inception) to December 31, 2008

Fuwan Exploration
Consulting fees	$ 81,174	$ 635,427	$ 223,157	$ 1,776,892
Drilling	594,387	2,862,690	1,342,477	7,705,558
Labour costs	43,674	277,338	53,229	684,904
Other exploration costs	41,212	1,008,090	82,846	2,223,612
Total	$ 760,447	$ 4,783,545	$ 1,701,709	$ 12,390,996

Regional Exploration

On April 7, 2005, the Company acquired three additional silver exploration permits in China, referred to as the Guanhuatang Property, the Luoke-Jilinggang Property and the Guyegang-Sanyatang Property; and paid $267,427 (RMB1,500,000) for the three permits in September 2005.

The permit application for Dadinggang Property was approved by the Ministry of Lands and Resources in China in December 2006. The Dadinggang area, which covers the northeast extension of the Fuwan Silver Project, has been added to the Luoke-Jilinggang exploration permit.

During 2008, the regional exploration activities were focused on an area down strike from the Fuwan Silver main deposit, where the Company drilled 18 holes totaling 5,003 meters, to test the major drilling targets on the extension of the Fuwan Silver Trend which were generated on the basis of all historical data and results of the ground magnetic and IP surveys completed in the second quarter of 2008.

Regional Exploration	Year ended December 31,2008	Year ended December 31,2007	Cumulative from August 20, 2004 (inception) to December 31, 2008

Consulting fees	$ 151,150	$ -	$ 151,150
Drilling	560,574	-	560,574
Labour cost	69,405	-	69,405
Other exploration costs	273,065	-	273,065
Total	$ 1,054,194	$ -	$ 1,054,194

There were not incurred regional exploration costs prior January 01, 2008.

Changkeng Silver Interest

The Company’s interest in the silver mineralization in the Changkeng Property is dependent upon Minco Gold maintaining its interests in the Changkeng Property in accordance with the terms of a joint venture agreement, to which the Company is not a party.

The Company is not responsible to Minco Gold for any of its current commitments as those are designated for the exploration of gold deposits in the Changkeng property. The Company will only be responsible for 51% of any commitments made by the joint venture to explore silver deposits in the Changkeng Property. As of December 31, 2008, the joint venture had not made any commitments to explore the silver deposits in the Changkeng Property (Note 13).

7.

Plant, Property and Equipment

	December 31, 2008
	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 115,169	$ 46,471	$ 68,698
Leasehold improvements	45,618	12,409	33,209
Mining equipment	2,735	854	1,881
Motor vehicles	146,929	21,952	124,977
Office equipment and furniture	50,702	13,906	36,796
	$ 361,153	$ 95,592	$265,561

	December 31, 2007
	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 85,921	$ 26,361	$ 59,560
Leasehold improvements	25,445	5,062	20,383
Mining equipment	2,735	599	2,136
Motor vehicles	146,929	9,620	137,309
Office equipment and furniture	29,499	4,803	24,696
	290,529	46,445	244,084

The Company recorded amortization of plant, property and equipment of $49,147,

$26,533 and $10,830 respectively for the years ended December 31, 2008, 2007 and 2006.

8.

Share Capital and Special Warrants

(a)

Common Shares

Authorized: Unlimited number of common shares without par value.

Issued:

	Shares	Amount
Balance, December 31, 2006	30,852,567	$21,266,071
Stock options exercised at $1.25 per share, including $78,500 contributed surplus attributed to stock-based compensation recognized	116,665	224,332
Share purchase warrants exercised at $1.50 per share, including $62,000 contributed surplus attributed to stock-based compensation recognized	167,900	313,850
Balance, December 31, 2007	31,137,132	21,804,253
Stock option exercised at $1.25 - $2.85 per share, including $281,234 contributed surplus attributed to stock-based compensation recognized	240,001	666,267
Share purchase warrants exercised at $3.45 per share, including $771,011 contributed surplus attributed to stock-based compensation recognized	741,357	3,328,693
Balance, December 31, 2008	32,118,490	$25,799,213

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

On May 17, 2008, share purchase warrants were exercised for 741,357 common shares at the exercise price of $3.45.  The remaining 2,133,643 warrants expired on May 17, 2008.

8.

Share Capital and Special Warrants (continued)

(b)

Share Purchase Warrants

 A summary of the status of share purchase warrants and broker options granted by the Company is as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Outstanding at December 31, 2006	3,042,900	$3.33
Exercised	(167,900)	1.50
Outstanding at December 31, 2007	2,875,000	3.45
Exercised	(741,357)	3.45
Expired	(2,133,643)	3.45
Outstanding at December 31, 2008	-	$ -

(c)

Contributed Surplus

Summary of contributed surplus is as follows:

Balance at December 31, 2006	$ 4,694,498
2007 stock-based compensation	1,707,000
Transfer to share capital on exercise of stock options	(78,500)
Transfer to share capital on exercise of share purchase warrants	(62,000)
Balance at December 31, 2007	6,260,998
2008 stock-based compensation	1,483,435
Transfer to share capital on exercise of stock options	(281,234)
Transfer to share capital on exercise of share purchase warrants	(771,011)
Balance at December 31, 2008	$ 6,692,188

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

In 2008, the Company granted 1,132,500 stock options to its employees and consultants at a price range from $0.46 to $4.05 per share. The Company recorded $1,123,349 of stock based compensation expense in 2008 (2007 - $1,707,000, 2006 - $1,448,000) and $360,086 (2007 and 2006 - $nil) in stock based compensation was capitalized to mineral interests as the individuals entitled to the options were directly engaged in the development activities of the Fuwan Silver Deposit. Capitalization of costs related to development of the Fuwan Silver Deposit began in 2008 (see Note 2).

8.

Share Capital and Special Warrants (Continued)

A summary of the status of options granted by the Company is as follows:

		Weighted Average
	Number	Exercise Price
Options outstanding at December 31, 2006	3,113,333	1.71
Granted	1,704,000	2.40
Exercised	(116,665)	1.25
Cancelled	(795,000)	2.98
Options outstanding at December 31, 2007	3,905,668	1.77
Granted	1,132,500	1.91
Exercised	(240,001)	1.60
Cancelled	(648,333)	2.25
Options outstanding at December 31, 2008	4,149,834	$ 1.74

The weighted average fair value of options granted during the year ended December 31, 2008 was $1.74. Each option entitles the holders to purchase one common share.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.00- $1.30	2,500,834	2.59	$1.14	2,043,333	$1.31
$2.80 - $4.00	1,549,000	3.36	$2.59	379,672	$2.64
$4.00 - $4.05	100,000	4.18	$4.05	100,000	$4.05
	4,149,834	3.00	$1.74	2,523,005	$1.63

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2008	2007	2006
Risk-free interest rate	1.96% - 3.46%	4.02% - 4.67%	3.86% -4.21%
Dividend yield	0%	0%	0%
Volatility	68% - 102%	148%	154%
Approximate expected lives	5 years	5 years	5 years

8.

Share Capital and Special Warrants (Continued)

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options. As at December 2008, 667,939 shares were available for the stock options.

9.

Income Taxes

The Company has two branches in China, FoShan Minco and FoShan Minco Beijing Branch for Canadian tax purposes.  The operating results of these two branches are included in the Company’s tax reporting for Canadian tax purposes.   From a Chinese tax reporting perspective, the operating result of these two branches is included in Minco China’s operating results.

On March 16, 2007, the National People’s Congress (NPC) of China approved a new Corporate Income Tax Law, which became effective January 1, 2008.  The new law establishes a unified 25% tax rate for both domestic enterprises and foreign invested enterprises (FIEs).  This change to the Chinese tax law will have an impact to the extent of the Company’s business operation in China when the Company becomes profitable in China.

	2008	2007	2006
	31.00%	34.12%	34.12%
Income tax recovery at statutory rates	$(711,493)	$(2,482,270)	$(1,452,577)
Deductible expenditures	-	(150,048)	(128,713)
Non-deductible expenditures	167,111	590,113	505,158
Unrecognized benefits of foreign exploration and development expenditures	-	1,141,968	527,530
Unrecognized benefits of losses carried forward	-	202,362	446,842
Impact of federal income tax rate change	233,532	697,875	101,760
Cost (benefit) of previously unrecognized tax pools	(1,238,502)	-
Change in Valuation Allowance	1,603,478	-
Other	(54,126)	-
	$ -	$ -	$ -

 Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the following items:

9.        Income Taxes (Continued)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at December 31 are as follows:

	2008	2007
	26%	27%
Future income tax assets:
Non-capital losses	$ 1,447,140	$ 942,240
Unused cumulative foreign exploration and development expenses	3,636,970	2,301,282
Capital assets	24,836	12,521
Write down of securities	2,516	2,614
Share issue costs	175,489	284,092
	$ 5,286,951	$ 3,542,749
Foreign exchange gain on account of capital	(140,725)	-
	(140,725)	-

Less: valuation allowance	(5,146,226)	(3,542,749)
Total future income tax assets	$ -	$ -

The Company has non-capital losses carry-forward for Canadian income tax purposes as follows:

                    Loss Expiry                          Amount

                             2014                             $           52,974

                             2015                                        746,632

                             2026                                     1,449,119

                             2027                                     1,103,076

                             2028                                     2,214,124

                                                                $        5,565,925

The Company also has $18,922,360 (2007 - $8,523,268, 2006 – $3,739,723) of cumulative foreign resources expenses for Canadian income tax purposes which can be carried forward indefinitely and used to reduce future taxable income in Canada. Certain of these non-capital losses and the cumulative foreign resource expenses are related to the Company’s exploration activities in China. Consequently, certain of the related expenditures are currently deductible for Chinese tax purposes (subject to China tax law deductibility limitations) which have resulted in tax losses in China which can only be carried forward for a five year period to a maximum date of 2011.

As explained in note 14(a) there is some risk to the Company’s ownership in all of its mineral interest in China as it does not hold its interests directly as described in note 14(a). If such risk materializes, the basis on which the future income tax assets have been recorded may change and as such the company may lose the tax deductions and future income tax assets related to the mineral interest in China.

10.

Capital Risk Management

The Company’s objectives in the managing the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising issued share capital, common share purchase warrants, contributed surplus, accumulated and other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

The Company does not pay out dividends.

As at December 31, 2008 the Company does not have any long term debt and is not exposed to any externally imposed capital requirements.

The Company expects that its current capital resources will be sufficient to carry on a limited development and exploration business plan and support the basic operational expenses.

11.

Related Party Transactions

(a)

Due from Minco Gold at December 31, 2008 include $nil (2007 – $1,929,893). The amount due from Minco Gold was unsecured, non-interest bearing and payable on demand.

(b)

Due to Minco China at December 31, 2008 was $939,806 (2007 – $4,639,788), used for expenditures on the Fuwan Property, new silver projects’ investigation, and shared office expenses in Minco China. The amount due to Minco China, a wholly-owned subsidiary of Minco Gold, is unsecured, non-interest bearing and payable on demand.

(c)

Due to Minco Gold at December 31, 2008 was $306,476 (2007 - $Nil). This balance represents shared expenses for the Vancouver office and the sharing of salaries and expenses of common consultants. The amount due is unsecured, non-interest bearing and payable on demand.

(d)

In 2008, the Company paid consulting fees of $407,231 (2007 – $177,187, 2006 - $164,075) to companies controlled by the CEO, COO and Vice President of the Company. These consulting fees are included in exploration costs, property investigation, management fees.  The Company paid director’s fees of $55,250 to three independent directors (2007 - $56,833, 2006 – $41,250).

11.

Related Party Transactions (continued)

(e)

In 2008, the Company paid or accrued $78,122 (2007 – $67,141, 2006 – $55,216) in respect of rent, $249,589 (2007 – $237,179, 2006 – $155,169) in respect of exploration costs, and $778,833 (2007 – $732,441, 2006 - $779,518) in respect of shared office expenses to Minco Gold.

(f)

The Company entered into a strategic alliance with Silver Standard. The agreement provides that all silver-dominant properties of the Minco Group located in China will be held by Minco Silver and that Silver Standard will not actively explore for or seek out silver-dominant properties located in China. In addition, both the Minco Group and Silver Standard have agreed to offer to the other a first right of refusal on any silver-dominant properties in China brought to their attention which they do not intend to pursue.

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

12.

Geographical Information

The Company’s business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company’s assets and liabilities and net loss is as follows:

	December 31, 2008	December 31, 2007
Current Assets
Canada	$ 4,044,325	$ 18,959,458
China	1,354,433	53,627
	$ 5,398,758	$ 19,013,085
Long-term Assets
Canada	$ 8,273,155	$ 67,734
China	4,057,572	176,350
	$ 12,330,727	$ 244,084
Current Liabilities
Canada	$ 654,369	$ 4,872,518
China	1,295,001	735,549
	$ 1,949,370	$ 5,608,067

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Net Loss
Canada	$ (851,038)	$ (2,492,865)	$ (2,336,044)
China	(1,444,101)	(4,782,252)	(1,921,217)
	$ (2,295,138)	$ (7,275,117)	$ (4,257,261)

13.

Commitments

(a)

The Company has commitments in respect of office leases in China and Canada, requiring minimum payments of $588,698, as follows:

2009	$ 102,697
2010	99,069
2011	97,642
2012	96,074
2013	96,608
2014	96,608
$ 588,698

(b)

The Company has committed to the completion of a feasibility study for the Fuwan Silver Project.  The total estimated cost for completing the feasibility study is $0. 6 million.  The feasibility study is expected to be completed within the next six months.  The Company has committed in respect of the mine design contract requiring payments of RMB 8 million (approximately $1.4 million).

(c)

The Company has commitments to complete the registered capital investment of RMB 30 million into Foshan Minco by April 23, 2010.

14.      Contingencies

The Company’s interest in the Changkeng Property relates to the assignment to it by Minco Gold of Minco Gold’s right to earn up to a 51% interest in the Changkeng Property’s silver mineralization pursuant to the Preliminary Changkeng Joint Venture (“JV”) Agreement dated April 16, 2004, superseded by the formal joint venture agreement dated September 28, 2004.  On February 28, 2007 Minco China signed a joint venture agreement with the JV partners to form Guangdong Mingzhong Mining Corporation (“Mingzhong”). Mingzhong received its business license on March 30, 2007 and received the exploration permit in February 2008. The Company’s interest in the silver mineralization of the Changkeng Property is entirely dependent on: (i) the Changkeng JV (or Minco Gold directly) maintaining the Changkeng Permit; and (ii) Minco Gold acquiring and maintaining a 51% interest in the Changkeng JV (or in the Changkeng Property).

15.

Financial Management Risk

The Company’s operations consist of the acquisition, exploration and development of properties in China. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a monthly basis and when material, they are reviewed and monitored by the Board of Directors.

Credit risk – Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations

15.

Financial Management Risk (continued)

under the contract, This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

i.

Cash – In order to manage credit and liquidity risk the Company places its short-term investment funds into government and Canadian bank debt securities with terms of 90 days or less when acquired. At December 31, 2008 the balance of $1.2 million was placed with three institutions. The fair value is equal to the carrying value.

ii.

Short term investments – are investment grade bonds and guaranteed investment certificates with maturities of greater than 90 days when acquired. At December 31, 2008, these totalled $3.7 million and were placed with one institution. The yields on these investments were 1.50% to 4.55%. The fair value is equal to the carrying value

iii.

Loan Receivable – see note 5.  The yield on this loan balance is 10%. At year end, repayment date of Loan Receivable is indeterminable. The fair value approximates carrying value.

The Company does not have any derivative financial instruments nor has it invested in asset backed paper instruments.

Liquidity risk – Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company insures that there are sufficient cash balances to meet its short-term business requirements. At December 31, 2008, the Company has positive working capital of approximately $3.4 million and therefore has sufficient funds to meet its current operating and exploration and development obligations. However, the Company will require significant additional funds in the future to complete its plans for the Fuwan Silver Deposit.

The Company considers the following financial liabilities to be exposed to financial risk:

i.

Accounts payable and accrued liabilities – These balances are all current and non-interest bearing and the fair value is equal to carrying value.

ii.

Due to Minco China – see note 11. This balance is unsecured and non-interest bearing. The fair value is equal to carrying value.

iii.

Due to Minco Gold – see note 11. This balance is unsecured and non-interest bearing. The fair value is equal to carrying value.

15.

Financial Management Risk (continued)

Currency/Foreign exchange risk – The Company’s functional currency is the Canadian dollar and therefore the Company’s net earnings are impacted by fluctuations in the valuation of foreign currencies in relation to the Canadian dollar. The Company raises funds in Canadian dollars and lends either Canadian or US dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration and development expenditures are payable in either U.S. dollars or the Chinese currency RMB, there exist foreign currency risks arising from changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in Canadian based assets. The Company does not hedge its exposure to currency fluctuations. A 1% fluctuation in the exchange rate between US Dollar and the Canadian dollar will have $64,768 effect on the financial results.

Interest rate risk – The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and cash equivalents, short-term investments and loans, entered into by the Company bear interest at a fixed rate thus exposing it to the risk of changes in fair value arising from interest rate fluctuations. The cash and the short term investments are invested in high grade, highly liquid instruments and as such the Company manages its exposure to potential interest rate fluctuations to short term. The Company has no interest bearing debt.

The Company’s ability to raise capital to fund development and exploration activities is subject to the fluctuations in the market price of silver. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company is at risk for environmental issues and fluctuations in commodity pricing.

Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

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

Consolidated Balance Sheets	December 31, 2008	December 31, 2007
Total assets under Canadian GAAP	$17,729,485	$19,257,169
Unrealized gain on short-term investment (a)	-	3,325
Adjustment for the capitalized development costs (c)	(5,294,098)	-
Total assets under US GAAP	$12,435,387	$19,260,494
Deficit under US GAAP -beginning of year	$(14,416,148)	$(7,141,031)
Loss for the year under US GAAP	(7,589,236)	(7,275,117)
Deficit under US GAAP – end of year	$(22,005,384)	$(14,416,148)

Shareholders' equity under US GAAP
Share capital	$25,799,213	$21,804,252
Contributed surplus	6,692,188	6,260,998
Accumulated comprehensive income (a)	-	3,325
Deficit	(22,005,384)	(14,416,148)
Total shareholders' equity under US GAAP	$10,486,017	$13,652,427

Consolidated Statement of Operations and Comprehensive Loss and Deficit:

2008 Net loss according to Canadian GAAP                                           $          (2,295,138)

Adjustment of mineral interests capitalization (c)

            (5,294,098)

2008 Net loss according to US GAAP                                                   $            (7,589,236)

Loss per share according to US GAAP                                                                        0.24

There were no reconciling items between US GAAP and Canadian GAAP identified for the years ended December 31, 2007 and 2006.

Consolidated Statement of Cash Flows	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Cash flows (used) in operating activities under Canadian GAAP	(3,389,544)	(6,212,577)	(2,181,195)
Adjustment for development costs (c)	(4,675,120)	-	-
Cash flows (used) in operating activities under US GAAP	(8,064,664)	(6,212,577)	(2,181,195)

Cash flows (used in) from investing activities under Canadian GAAP	(8,398)	5,875,558	(13,472,010)
Adjustment for development costs (c)	4,675,120	-	-
Cash flows (used in) from investing activities under US GAAP	4,666,722	5,875,558	(13,472,010)

(a)

Comprehensive income:

Held -for-sale securities are recorded at market value. Unrealized holding gains and losses on held-for sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders’ equity until realized. Effective January 1, 2007, under Canadian GAAP, the Company has adopted CICA Handbook Section 3855 “Financial instruments – Recognition and Measurement”. In accordance with Section 3855, the Company classified all its short term investments as held for trading financial assets which are measure at fair value and any unrealized gains or losses on held-for-trading financial assets are included in net income.

Under US GAAP, the Company classified the short-term investment as available –for -sale prior to January 1, 2007. Beginning January 1, 2007, the Company changed the classification for all new short-term investments as held-for-trading. Held-for-trading financial assets are recorded at market value and any unrealized gains or losses on held-for-trading financial assets are included in net income.

There were no short term investments classified as available for sale financial assets for the year ended December 31, 2008 under US GAAP.

(b)

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

(c)

Mineral properties development:

Mineral properties are accounted for in accordance with Canadian GAAP as discussed in Note 6.  Beginning January 1, 2008, the Company changed its accounting policy under Canadian GAAP to commence capitalization of mineral property development costs after a mineral resource having economic potential is identified on a property, from which time a property is considered to be a development project and such expenditures are capitalized as development costs. A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices. During 2008, management determined that the Fuwan Silver deposit area had met the criteria for treatment as a development property effective March 5, 2008 and as such has capitalized expenditures in the amount of $5.3 million relating to the Fuwan Silver project under Canadian GAAP (see note 2).

For US GAAP purposes, in accordance with Emerging Issues Task Force (“EITF”) 04-2, Whether Mineral Rights Are Tangible or Intangible Assets, exploration expenditures as well as acquisition costs for properties, leases and permits, are expensed as incurred unless commercial feasibility is established.  Therefore, amount of $5,294,000 capitalized under Canadian GAAP shall be expensed in accordance with US GAAP.

(d)

Accounts Payable and Accrued liabilities

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregate basis. US GAAP requires that the accounts payable and accrued liabilities be segregated for presentation in the consolidated financial statements.

                  (in 000’s)                                                                    2008                             2007

               Accounts payable                                                        334,000                        826,000

               Accrued liabilities                                                        369,000                        142,000

               Total                                                                           703,000                        968,000

(e)        Accounts Receivable

Under Canadian GAAP, accounts receivable and GST (Goods and Service tax) receivable are presented in the consolidated financial statements on an aggregate basis. US GAAP requires that the accounts receivable and GST receivable be segregated for presentation in the consolidated financial statements.

                  (in 000’s)                                                                    2008                             2007

               Accounts receivable                                                    69,000                         170,000

               GST receivable                                                            78,000                          23,000

                Total                                                                          147,000                       193,000

 (f)      Reconciliation of consolidated statement of cash flow:

Under Canadian GAAP, cash flow of $4,675,120 (2007 and 2006 – Nil) related to mineral property exploration  was included in the investing activities, which was adjusted to the operating activities under US GAAP.

 (g)

Recently adopted accounting standards – US GAAP:

The Fair Value Option for Financial Assets and Financial Liabilities

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

The Company adopted SFAS No. 159 beginning January 1, 2008. There was no material impact on the Company’s consolidated financial statements as a result of the adoption of this new standard.

Fair Value Measurements

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

The Company adopted SFAS No. 157 beginning January 1, 2008 and there was no material impact on the Company’s consolidated financial statements as a result of the adoption of this new standard.

(h)

Recent accounting pronouncements:

Non-controlling Interests

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

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how an acquirer (continued) business combination recognizes and measures the assets acquired, liabilities assumed, and any non-controlling interest in the acquiree. The provisions of SFAS No. 141(R) will become effective for the Company's business combinations occurring on or after January 1, 2009.

Instrument (or Embedded Features) indexed to an Entity’s Own Stock

In June 2008, the FASB issued EITF No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock ("EITF07-5").  EITF07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008.  The Company is currently assessing the impact, if any, on its consolidated financial position and results of operations.

Fair Value of a Financial Asset when the Market for That Asset is Not Active

SFAS No. 157-3, “Determining the Fair Value of a Financial Asset when the Market for That Asset is Not Active”. (SFAS No. 157-3), was issued October 2008. SFAS No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides key considerations in determining the fair value of the financial asset. FSP FAS 157- 3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate. It is not expected that the adoption of this standard for US GAAP purposes will have a material effect on the consolidated financial statements.

Hierarchy of GAAP

SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” (“SFAS No. 162”) was issued May 2008. SFAS No. 162 identifies the sources of accounting and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 was effective November 15, 2008. The Company does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

Subsequent events

SFAS 169, “Subsequent Events”, (“SFAS No. 169”) was issued May 2009.  SFAS No. 169 sets out (a) the period after the balance sheet date during which management should evaluate events that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (c) he disclosures that an entity should make about events or transactions that occurred after the balance sheet date. An entity should apply the requirements of this statement to interim and annual financial periods ending after June 15, 2009. The Company is currently evaluating the impact of this statement on the financial statements.

17.

Subsequent Events

Effective January 22, 2009, the Company granted options over 650,000 common shares to various employees, directors, and contractors at an exercise price of $1.05 that vest over a three year period from the issue date and expire in January 2014.

Subsequent to the year end, the Board of Directors of the Company and the Board of Directors, of Minco Gold decided that the Company will share 15.3% of the acquisition cost of Changkeng Exploration Permit related to Changkeng Silver Mineralization. Total acquisition cost for Changkeng Exploration Permit is RMB49 million ($6.6million), therefore the Company’s share of the cost is RMB 7.5 million ($1 million).

On February 18, 2009 Minco Silver filed in the District Court of the First Judicial District of the State of Idaho, in and for the County of Shoshone an action commencing a foreclosure proceeding to foreclose on Sterling and appointing a receiver.  On March 3, 2009 Minco Silver’s foreclosure action was stayed in favor of Sterling’s filing a voluntary petition under Chapter 11 bankruptcy code in the Bankruptcy Court for the District of Idaho.

On May 29, 2009 the United States Bankruptcy Court, District of Idaho approved on an interim basis a motion by Sterling for a post petition financing subject to the terms and conditions of the Secured Post Petition Financing Agreement executed between Minco Silver and Sterling on May 18, 2009.

Minco Silver agreed to provide Secured Post Petition Financing Agreement in the form of a line of credit up to US$1,000,000 from time to time to fund Sterling’s continued administrative expenses during Sterling’s Bankruptcy including the expenses associated with the care and maintenance of the Sunshine Mine and the expenses associated with curing the defaults under the Sunshine Mining lease yet to be determined by the United States Bankruptcy Court. Minco Silver subsequently advanced US$80,000 ($100,800).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and that it has duly caused the undersigned to sign this Annual Report on its behalf.

MINCO GOLD CORPORATION

Dated:

July 30, 2009

“Ken Z. Cai”

Ken Z. Cai, President

EXHIBIT 12.1

CERTIFICATION

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ken Z. Cai, certify that:

I Ken Z. Cai, certify that:

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

Date:  July 30, 2009

“Ken Z. Cai"

Ken Z. Cai, President

EXHIBIT 12.2

CERTIFICATION

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ken Z. Cai, certify that:

I Paul Zhang, certify that:

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

Date:  July 30, 2009

“Paul Zhang”

Paul Zhang, Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Minco Gold Corporation for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  July 30, 2009

“Ken Z. Cai”

Ken Z. Cai President

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Minco Gold Corporation for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:

July 30, 2009

“Paul Zhang”

Paul Zhang, Chief Financial Officer

Exhibit 14.1

  2 County Court Blvd., Suite 202, Brampton, Ontario, L6W 3W8

  Ph: 905-595-0575   Fax: 905-595-0578

CONSENT OF P&E MINING CONSULTANTS INC.

We consent to the reference to our firm under the caption "Experts" and to the use of our updated Technical Report titled “Technical Report and Updated Resource Estimate on the Changkeng Gold Property, Guangdong Province, China for Minco Gold Corporation” dated May 8, 2009, and the use of our previous Technical Report titled “Technical Report and Resource Estimate on the Changkeng Gold Property, Guangdong Province, China for Minco Gold Corporation” dated April 24, 2008 (the “Reports”) both prepared in compliance with National Instrument 43-101 and Form 43-101F1 in the Annual Registration Statement (Form 20-F) of Minco Gold Corporation (the “Company”).

We the undersigned have read the Annual Registration Statement (Form 20-F), the National Instrument 43-101 (the "Instrument"), the Companion Policy 43-101CP, and Form 43-101F1 (the "Form 43-101F1"), and confirm that:

(a)

we have no reason to believe that there are any misrepresentations in the information contained in the Annual Registration Statement (Form 20-F) derived from “The Reports” or that is within our knowledge as a result of the investigations and enquiries made by us in connection with the preparation of the Reports;

(b)

the Reports comply with the requirements of the Instrument and Form 43-101F1.

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

Sr. Associate Geologist

P&E Mining Consultants Inc.

P&E Mining Consultants Inc.

_____________________

Antoine Yassa, P.Geo.

Sr. Associate Geologist

P&E Mining Consultants Inc.

Brampton, Ontario, Canada

July 30, 2009

Exhibit 14.2

CONSENT OF PETER FOLK

 Professional Engineer

Peter Folk, P.Eng

Mayne Island, British Columbia, Canada

July 30, 2009