Form 20-F/A
period 2008-12-31
MINCO GOLD CORP
filed 2010-03-16
CIK 1020825

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20F/A

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

Commission File Number 001-32670

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

Yes ☐

No ☐

Not Applicable

EXPLANATORY NOTE

The registrant hereby amends its annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on July 30, 2009, solely for the purpose of updating the following items:

INTRODUCTION AND USE OF CERTAIN TERMS

•

Correcting the contact address of the Securities and Exchange Commission

ITEM 3

KEY INFORMATION

•

Disclosing the Company as a Passive Foreign Investor Company for United States Federal Income Tax Purposes.

ITEM 4

INFORMATION ON THE COMPANY

•

The tonnage and grade estimates associated with the contained ounces have been updated.

•

Further disclosure regarding the Yejiaba Project Area has been provided.

•

Maps have been included for all material mineral properties.

ITEM 15

CONTROLS AND PROCEDURES

•

Changes in internal controls have been updated to include any changes that occurred during the fiscal year ended December 31, 2008.

ITEM 19

FINANCIAL STATEMENTS

•

Report of Independent Auditors – Report has been revised to include Comments by Auditors for US Readers on Canada-US Reporting Conflict.

•

Consolidated Statements of Operations and Comprehensive Loss and Deficit and Note 18 – The Loss per share - basic and diluted has been updated to show the correct amount of $0.31 per share.

•

Note 20(f) – Updating of Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Certain editing and formatting errors have also been corrected throughout the Form 20-F.

This amendment does not reflect events occurring after the filing of the Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the items described above.  No other changes have been made to the Form 20-F.

TABLE OF CONTENTS

PAGE

INTRODUCTION AND USE OF CERTAIN TERMS

6

FORWARD-LOOKING STATEMENTS

6

GLOSSARY OF MINING TERMS

6

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

11

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

11

ITEM 3.

KEY INFORMATION

12

ITEM 4.

INFORMATION ON THE COMPANY

20

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

55

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

65

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

76

ITEM 8.

FINANCIAL INFORMATION

77

ITEM 9.

THE OFFER AND LISTING

77

ITEM 10.

ADDITIONAL INFORMATION

79

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

MARKET RISK

90

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

91

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

91

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

91

ITEM 15.

CONTROLS AND PROCEDURES

91

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

93

ITEM 16B.

CODE OF ETHICS

93

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

94

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS134

 FOR AUDIT COMMITTEES

95

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER

AND AFFILIATE PURCHASERS

95

ITEM 16F.

OTHER

95

PART III

ITEM 17.

FINANCIAL STATEMENTS MINCO GOLD

106

ITEM 18.

FINANCIAL STATEMENTS MINCO SILVER

153

SIGNATURES

188

ITEM 19.

EXHIBITS

189

INTRODUCTION AND USE OF CERTAIN TERMS

Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) is incorporated under the laws of the province of British Columbia, Canada.  In this document, the term “Company” refers to Minco Gold Corporation and its consolidated subsidiaries. Where required, the term “Minco Gold” refers to Minco Gold Corporation as a standalone entity. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars.  Unless otherwise indicated, references to dollar amounts in this Annual Report relate to Canadian dollars.  Minco Gold Corporation files reports and other information with the Securities and Exchange Commission ("SEC") located at Judiciary Plaza, 100 F St. NE, Washington, D.C. 20549.   Copies of the Company’s filings with the SEC may be obtained by accessing the SEC’s website located at www.sec.gov.   Further, the Company also files reports under Canadian regulatory requirements on SEDAR.  Copies of the Company’s reports filed on SEDAR can be obtained by accessing SEDAR’s website at www.sedar.com. The principal executive office of the Company is located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3P3, Tel: 604-688-8002, Fax: 604-688-8030, email address info@mincomining.ca  and website www.mincomining.ca.

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

The Company is Not a Passive Foreign Investment Company for United State Federal Income Tax Purposes

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

Location Map of Changkeng Gold Property

112°45'E
113°E
113°15'E
23°N
22°45'N
China
Beijing
Changkeng
Changkeng Gold
N
S
W
E
Dalan
Xinan
Luogang
Jiahe
Lengyandong
Longyandong
Shahe
Sanyuanli
Shipai
Guangzhou
Canton
Dali
Yanbu
Tangxia
Yuzhu
Huangpu
Xinzhou
Xiaotang
Baini
Jinli
Danzao
Luocun
Foshan
Hedong
Pingzhou
Xinzao
Nancun
Dashi
Xiangang
Fuwan
Shiwan
Chencun
Guanshan
Taiping
Xiqiao
Minle
Xinxu
Shajiao
Bijiang
Shiqiao
Beijiao
Shawan
Sanzhou
Longjiang
Mingcheng
Jiujiang
Longshan
Gulao
Leliu
Lunjiao
Daliang
Tanzhou
Xingtan
Taoyuan
Shaping
Gubu
Guizhou
Xi Jiang
Legend
Major Road
Minor Road
Railroad
property
Kilometers
0
3
6
12
18
24

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

  CK2006 5.788 g/t Au over 12.62 metres (m)

  CK2007 5.54 g/t Au over 8.0 m

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

  Take into consideration Minco Gold's recently completed 6 drill holes.

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

Within 2008, 11,809 metres of diamond drilling were completed in 60 drill holes, including seven shallow observation holes, with a total footage of 692 metres, for the hydrogeological testing. The permit area has now been covered with a drill grid of 80X80 meters and the major mineralization zone has been infilled to a drill grid of 40X40 meters. Hydrogeological testing and further drilling is currently being conducted. Holes for more detailed metallurgical sampling have been completed but the metallurgical work has not commenced to date.

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

Table 3:   Silver Deposit Resource Estimate1 @ 35 g/t Ag Cut-Off Grade

The Company is currently working on the National Exploration Report for submission to MOLAR

II.

LONGNAN PROPERTIES (YANGSHAN, YEJIABA AND XICHENG EAST PROJECTS)

Location Map of Longnan Gold Property

104°30'E
105°E
105°30'E
106°E
34°N
33°30'N
33°N
China
Beijing
Longnan
Xicheng
Yejiaba
Yangshan
Anba
G A N S U
Legend
Major Road
Minor Road
Railroad
license in gansu
Kilometers
0 5 10 20 30 40
N
S
W
E

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 12 exploration permits in Longnan region of south Gansu Province. Nine of the permits are located in the Yangshan belt situated east and north of the Anba deposit.  Three permits are located in a geological terrain immediately north of the Yangshan belt and are referred to as the Xicheng East permits.  All 12 exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar that at Anba and other gold deposits in the region..

Total expenditures funded by the Company from inception to December 31, 2008 were $2,797,887 as compared to December 31, 2007, $1,383,760.

Yangshan Project Area

The Yangshan Sub-project Area consists of five exploration permits.  The geochemical data in the Company’s stream sediment sampling program at the northeast extension of the Anba gold deposit outlines 20 composite anomalies of Au, As, Sb or Ag which have been delineated in the survey area.  The gold anomalies coincide with strong As and Sb values located in a Devonian clastic rock unit closely associated with a regional arcuate fault structure.  The structural and geological setting and geochemical features of these anomalies are comparable to those of the known areas of gold mineralization along the Yangshan gold trend.  Follow up for some selected gold anomalies was conducted with detail soil sampling and sketch mapping.  .  Two significant gold occurrences, the Yuezhao and the Yangshanli, were discovered through surface trenching.

Yejiaba Project Area

The Yejiaba Sub-project Area consists of four exploration permits.  14 composite anomalies in stream sediment samples have been delineated in the Yejiaba project area, a belt parallel to and north of Yangshan.  The largest composite anomaly, the Madigou anomaly, is 23 square kilometers in area and characterized by coincident Au, Ag, As, and Sb values.  Follow up for selected stream sediment anomalies was conducted with detail soil sampling.

Xicheng Project Area

Xicheng Project Area is located at the east extension of the Xicheng Pb-Zn metallogenic belt northeast of Yejiana and consists of three exploration permits. 11 composite anomalies have been delineated in the project area. The largest anomaly is about 16 square kilometres in area and consists of coincident Au, Ag, Pb and Zn values. For the Xicheng East area as a whole, good potential for gold, silver, lead and zinc is indicated.  Follow up for some significant stream sediment anomalies was conducted with traverse line investigation, detailed soil sampling and sketch mapping.  Very strong anomalies for gold and silver were detected in soil samples and four Ag-Au-Pb-Zn occurrences were discovered.  High grade Ag, PB and Zn was detected from grab samples.

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

Yangshanli Gold Occurrence:  Eight structurally controlled alteration and mineralization zones have been identified with the largest and strongest composite anomalies of Au, As, Sb and Ag at the central section of the Yangshan Project Area.   The area containing mineralized zones is elongated in NW-SE direction, it is 1600 meters in length and 200 meters in width.  Significant channel sample intersections include 1.02g/t Au over 7m, 0.79g/t Au over 10.3m, and 0.5g/t Au over 10.9m, .

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

Miaogou Ag-Pb-Zn Occurrence:  Artisan mining tunnels and pits have been seen within very strong soil silver anomalies at the east section of the Xicheng East Project area.  Individual veins range from 0.2 to 1m.  .

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

In 2007, an aggressive trenching and drilling program was proposed for the Yuezhao and the Yangshanli areas in the Yangshan sub-project area and the Chengjiagou and the Chachashi areas in the Xicheng East sub-project area. Following up for the unchecked significant stream sediment anomalies was also continued over the three subproject areas.

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

Yangshanli

At the end of June 2008, a surface mapping and trenching program was initiated within the 3 km2 area in the Anpingli-Shibali area, and follow up for some major Au, As and Sb anomalies was conducted in the adjacent areas of the known mineralization zone. The surface mapping program is designed to better understand the structure control and trace the strike extension of the known gold mineralization intersected in trenches last year. 13km2 of 1:10,000 mapping was completed by the end of September. A new alteration/mineralization zone of more than 5 meters in width has been discovered about 1,000 meters north of the major known zone revealed in trenches TC21, TC7 and TC8. The new zone occurred at the contact zone between thick limestone and phyllite and closely associated with a NW-trending fault zone. Grade of continuous surface chip samples is from 0.0 to 0.8g/t Au with individual sample widths of 0.5 to 1.0 meters.

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

Reconnaissance investigation was completed by September and consisted of 41.5km line kilometres of geological mapping and 236 chip and channel samples were collected over known mineral occurrences and favourable potential areas. Major results are summarized below:

1. Sanchawan Pb-Zn Occurrence: Mineralization occurred in sandstone at the contact zone between sandstone and limestone. The mineralization zone is 2.0 to 4.8m in width and can be traced for 150m along strike. Three artisan tunnels and mining pits were observed. Spot galena and limonite can be seen in samples. 31 channel samples were collected and 12 of them contain 0.28% to 1.85% Pb with widths of 0.5 to 1.0 meter.  All other channel sample results were less than 0.28% Pb over the 0.5 to 1.0 metre sample length. The zone is considered a Pb-dominated mineralization zone and deep potential of the zone should be further evaluated.

2. Chengjiagou Au-Ag-Pb Occurrence: Mineralization occurred in a small fractured zone in sandy slate. The observed mineralization zone is 2.3m in length and 0.03 to 0.3m in width. Banded and glaebule galena was observed associated with silification and pyrititization. Two of the seven channel samples contain 1.67g/t Au, 10g/t Ag, 0.43% Pb and 0.33g/t Au, 70g/t Ag and 2.39% Pb respectively.  All other channel samples did not contain anomalous values. Further exploration will be carried out to evaluate mineralization potential along strike and in the hanging wall rocks where gold mineralization was detected.

3. Xiaodonggou and Sanhewan:

a) Xiaodonggou Pb-Zn-Ag Occurrence: Mineralization occurred in fissures developed in sericite schist. The fissures are 0.02 to 0.5m in width and tens of centimetres to several meters in length. Glaebule sphalerite and galena, spotty pyrite filled in some of these fissures. 14 channel samples were collected and 4 of these samples contain 0.15% to 0.74% Pb, 0.14% to 2.14% Zn and have sample lengths of 0.5 metres in length.

b) Sanhewan Pb-Zn Occurrence: Sanhewan is the west extension of the Xiaodonggou occurrence. A 2mwide alteration zone was observed and 12 chip samples were collected over lengths of 0.5 to 1.0 metres. 4 samples contain 0.48% to 0.56% Pb and 0.41% to 0.87% Zn.

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

Regional Target Generation

In March 2008 Minco’s field crew commenced reconnaissance work at Henjiawan which is geologically similar to the Anba deposit. Work consisted of mapping, trenching and sampling. A structural and alteration zone was identified and 54 chip samples collected over 1.0 by 1.0 metre square and the best results are 0.58, 0.42, 0.36, 0.89, 0.21 and 0.36 g/t Au.  There we no other significant results. The gold mineralization is mainly associated with dark grey phyllite and granite dykes. Trenching was conducted in April 2008 and 46 channel samples were collected. Assay data returned from channel samples between from 0.01 to 0.02g/t Au over 1.0 metre in length.

Reconnaissance investigation at the Yejiaba area has been conducted on the extension zones of an adjacent known gold deposit. 45 line kilometres was investigated and 103 chip samples were collected. Gold mineralization was identified in the structurally fractured zones extended from the known deposit. Chip samples from the 3-5cm wide veinlets returned 0.58 to 24.6g/t Au. Four trenches were dug. Mineralization zone of 5m in width was delineated in one of the trenches with grades of individual samplesreturned 0.2 to 0.58g/t with sample lengths being 1.0 metre.

Regional reconnaissance investigation for exploration target generation was conducted in November and early December over the major multi-element anomalies associated with favourable geological and structural features in the Yangshan and the Yejiaba sub-project areas. The recent reconnaissance program has resulted in the following discoveries:

1.

                Gouzikou Gold Occurrence, Oujiaba Permit, and Yangshan Sub-project: A 50m-wide EW-trending structural zone was discovered in the favourable Devonian lithological unit. 7 non-continuous samples from the 47 channel samples over 1.0 metre in length across the structural zone returned gold values 0.22, 0.15, 0.44, 0.15, 1.19, 0.46 and 0.21g/t Au respectively.

2.

                Fujiwan Gold Occurrence, Shajinba Permit, and Yejiaba Sub-project: A 1-2m zone was identified at the contact zone between a granite porphyry dyke and the Carboniferous phyllite. Shajinba Antimony Occurrence, Shajinba Permit, and Yejiaba Sub-project: Mineralization was observed at the contact zone between thick limestone and slate.

3.

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

V.

BYC GOLD PROPERTY

Location Map of BYC Gold Property

109°E
109°30'E
110°E
110°30'E
41°30'N
41°N
40°30'N
China
BYC
Beijing
INNER
MONGOLIA
AUTONOMOUS
REGION
YIN SH
Dashetai
Guyang
BYC Gold Property
CHINA
Shiguaigou
Shingaigou
Baotou
Dongxing
Shuimotan
Dashuwan
Legend
Major Road
Minor Road
Railroad
property
N
W
E
S
Kilometers
0
5
10
20
30
40

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

  September 2005 – 50,000 common shares at $0.30 per share for $15,000;

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

VI.

GOBI GOLD PROPERTY

Location Map of Gobi Gold Property

104°E
104°30'E
105°E
105°30'E
106°E
106°30'E
107°E
40°N
39°30'N
39°N
38°30'N
China
Gobi
Beijing
Suhai Obo
Bayan
Bayan Nuru
Sangejing
Gobi Gold Property
Jartai
Wuhai
Huang He
INNER MONGOLIA
AUTONOMOUS
REGION
GOBI
Lasengmiao
Shizuishan
Shizuishan
Pingluo
Mataigou
Bayan Hot
CHINA
HELAN SHAN
Yinchuan
Lingwu
Legend
Major Road
Minor Road
Railroad
property
N
S
W
E
Kilometers
0 10 20 40 60 80

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

In 2007, trenching and drilling were conducted to the west extension of the known gold mineralization zone. The drilling program was primarily focused on tracing the strike and dip extensions of the thick low-grade gold mineralization intersected in the previous drilling program. Multilayer mineralization zones were intersected in all five completed holes. Width of each individual zone is from 1 metre to more than 20 metres and grade of gold is from 0.6g/t to 2.45g/t with sample widths over 1.0 metre.

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

VII

JINNIUSHAN GOLD PROJECT (Gold Bull Mountain Project)

Location Map of Jinniushan Gold Property

110°E
110°30'E
111°E
29°N
28°30'N
China
Beijing
Jinniushan
Dayong
Darongxi
Xixiping
Wa'ergang
Daping
Sancha
Yujiaxi
HUNAN
Niuchehe
Yuanguping
Xiejiaya
Huochang
Qijiaping
Songbaichang
Langxi
Qijiaxi
Dongxi
Gaoliangping
Mayifu
Zhangguan
Xiaoxi
Dawoping
Wuqiangxi
Jundaping
Dongtingxi
Liulincha
Wangcun
Xiaoyanxi
Mingxikou
Chenjiatan
Luoyixi
Huangrangp
Gaofeng
Beirong
Gaoqitou
Hepeng
Yezhuping
Shenxikou
Lizixi
Wusu
Nanmupu
Woxi
Madiyi
Yuanling
Liangshuijing
Qiping
Yimatou
Zhangjiaping
N
W
E
S
Legend
Major Road
Minor Road
Railroad
property
Kilometers
0 3 6 12 18 24

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

  Small remnants of Devonian-Permian sediments (D-P).

  Precambrian (Sinian or Late Proterozoic) to Silurian sandstone and slate or shale (Z-S).·

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

VIII.   XIAOSHAN GOLD & POLYMETAL PROJECT

Location Map of Xiaoshan Gold and Polymetal Project

110°E
111°E
112°E
113°E
114°E
35°N
34°N
China
Beijing
Xiaoshan
Fencheng
Yicheng
Quwo
Nanfan
Houma
Gaoping
Zhengzhuang
TAIHANG SHAN
SHANXI
Jiangxian
Yangcheng
Jincheng
Li Shan
Wenxi
Xincheng
Jiaozuo
Xinxiang
Huojia
Xiuwu
Chengcheng
Yishi
Lujing
Linjin
Xiaxian
Jiyuan
Gucheng
Wangyukou
Yuncheng
Huang He
Wenxian
Yongji
Xiezhou
Sanmen
Potou
Mengxian
Puzhou
Jiugongxian
Zhengzhou
Sanmenxia
Mianchi
Ruicheng
Yima
Luoyang
Xiaoshan Gold and Polymetal Project
Fudian
Tongguan
Guolüe
Huluyu
Dafangshan
Mixian
Dengfeng
CHINA
HENAN
Changge
Miaoxia
Linru
Yuxian
Shipo
Tianhu
Xuchang
Luonan
Lushi
Beizijie
Jiaxian
Shangxian
Xiangcheng
Lushan
Pingdingshan
Sha He
Beiwudu
Yexian
Nanzhao
Wuyang
Bao'an
Dongtaitou
Xixia
Legend
Major Road
Minor Road
Railroad
property
N
W
E
S
Kilometers
0
10
20
40
60
80

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

  advising on the development of management succession plans by the Board;

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

H.

DOCUMENTS ON DISPLAY

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F St. NE, Washington, D.C. 20549 or by accessing the Commission’s website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).  Copies of the Company’s material contracts are kept in the Company’s administrative headquarters.

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

Remediation of Material Weaknesses

To address the material weaknesses described above, management has started a project to redesign the financial reporting process with a view to evaluating and designing an implementation strategy of the redesigned process as part of the first quarter 2009, with the expected redesigned process being implemented through the third quarter of 2009.

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

 (d)

Changes in internal controls

There were no changes, other than some improvement captioned above in our internal controls or in other factors that could significantly affect these controls during the period covered by this annual report, including any corrective actions with regard to significant deficiencies and material weaknesses.

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

ITEM 16 D.

EXEMPTIONS FROM THE LISTING STANDARDS

FOR AUDIT COMMITTEES

The Company believes that the majority of the members of the Audit Committee were “independent”.

ITEM 16 E.

PURCHASES OF EQUITY SECURITIES BY

THE ISSUER AND AFFILIATE PURCHASERS

None

ITEM 16 F.

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

  The information will be clearly identified as forward looking;

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

  advising on the development of management succession plans by the Board;

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

107 153

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
Director Director

MINCO GOLD CORPORATION
(Formerly Minco Mining & Metals Corporation)
(An exploration stage enterprise)
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)
	2008 (See note below)	2007 (See note below)	2006 (See note below)
Exploration permits (Note 6)	6,611,918	842,788	852,000
Exploration costs, net of recoveries (Note 6)	3,934,589	2,078,346	1,683,281
	10,546,507	2,921,134	2,535,281
Administrative expenses (Note 14)
Accounting and audit	184,294	122,020	288,098
Amortization	100,754	54,668	46,556
Consulting	284,006	76,368	183,142
Directors’ fees	48,000	62,500	78,781
Foreign exchange loss (gain)	991,029	417,813	(241,218)
Investor relations	353,862	579,498	842,555
Legal	49,231	47,408	84,701
Regulatory and filing	105,838	91,948	123,857
Meals and entertainment	75,845	51,104	58,958
Office and miscellaneous	169,644	201,038	213,230
Property investigation	88,353	218,672	233,438
Rent	222,044	233,011	259,698
Salaries and benefits	562,138	693,436	623,459
Stock-based compensation (Note 12(d))	1,242,953	2,022,850	2,820,000
Telephone	28,165	16,322	29,790
Interest expense (Note 6)	211,402	-	-
Travel and transportation	109,691	127,380	114,838
	4,827,249	5,016,036	5,759,882
Operating loss	(15,373,756)	(7,937,170)	(8,295,163)
Other income (loss)
Gain on sale of exploration permit (Note 6)	425,632	-	-
Equity loss on investment in Minco Silver (Note 8)	(948,750)	(3,239,898)	(521,095)
Dilution gain (Note 8)	1,544,454	191,000	5,213,000
Write down of marketable securities	(75,600)	(232,546)	18,801
Gain on sale of Minco Silver shares (Note 8)	-	2,978,034	-
Write down of mineral interests	(358,500)	-	-
Gain on sales of commercial notes	3,790	-	-
Interest and sundry income	356,359	306,771	673,570
Loss for the year before discontinued operations and non-controlling interest	(14,426,371)	(7,933,809)	(2,910,887)
Tax expenses (Note 13)	(85,349)	-	-
Loss for the year before discontinued operations and non-controlling interest	(14,511,720)	(7,933,809)	(2,910,887)
Non-controlling interest (Note 9)	82,685	429,442	1,381,727
Loss for the year from continuing operations	(14,429,035)	(7,540,367)	(1,529,160)
Earnings (Loss) for the year from discontinued operations (Note 10)	1,164,730	(75,864)	(60,164)
Loss for the year (under Canadian GAAP)	(13,264,305)	(7,580,231)	(1,589,324)
Loss per share from continuing operations – basic	(0.34)	(0.18)	(0.04)
Earnings per share from discontinued operations -basic	0.03	-	-
Loss per share from discontinued operations – diluted	0.03	(0.00)	(0.00)
Loss per share - basic and diluted	(0.31)	(0.18)	(0.04)
Weighted average number of common shares outstanding– basic and diluted	42,970,813	42,908,809	41,193,591

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

139

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

.

18.

Earnings (Loss) per Share

The table below calculates the basic and diluted earnings and loss per share.

	2008	2007	2006

Loss per share from continuing operations
Basic	(0.34)	(0.18)	(0.04)
Diluted	(0.34)	(0.18)	(0.04)

Earnings per share from discontinued operations
Basic	0.03	-	-
Diluted	0.03	-	-
Loss per share
Basic	(0.31)	(0.18)	(0.04)
Diluted	(0.31)	(0.18)	(0.04)
Weighted average number of shares outstanding	42,970,813	42,908,809	41,193,591
Effect of dilutive securities
Stock options	50,640	-	-
Diluted weighted average number of shares outstanding	43,021,453	42,908,809	41,193,591

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

20.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material aspects from United States Generally Accepted Accounting Principles (“US GAAP”). The significant differences between Canadian GAAP and US GAAP affecting the Company’s financial statements are summarized as follows:

Consolidated Balance sheets	December 31, 2008	December 31, 2007
Total assets under Canadian GAAP	$10,558,425	$16,758,521
Adjustment for investment in Minco Silver (f)	(2,139,073)	-
Total assets under US GAAP	$8,419,352	$16,758,521

Share capital under Canadian GAAP	$34,021,922	$33,941,510
Value of escrow shares under Canadian GAAP (d)	(48,800)	(48,800)
Value of escrow shares under US GAAP (d)	2,864,456	2,864,456
Share capital under US GAAP	$36,837,578	$36,757,166

Contributed surplus under Canadian GAAP	$4,930,097	$3,721,117
Adjustment for stock based compensation (a (1))	(154,300)	(154,300)
Value of stock based compensation prior to 2003 (a (2))	338,128	338,128
Dilution gain (c)	12,032,819	10,467,000
Adjustment for investment in Minco Silver (f)	(21,365)	-
Contributed surplus under US GAAP	$17,125,379	$14,371,945

Deficit under US GAAP -beginning of year	$(37,240,060)	$(29,651,330)
Normal Course Issuer Bid – cost in excess of value	-	(6,499)
Loss for the year under US GAAP	(16,893,597)	(7,582,231)
Deficit under US GAAP – end of year	$(54,133,657)	$(37,240,060)
Shareholders' equity under US GAAP
Share capital	$36,837,578	$36,757,166
Contributed surplus	17,125,379	14,371,945
Accumulated comprehensive Income (loss)	(120,120)	(44,520)
Deficit	(54,133,657)	(37,240,060)
Total shareholders' equity under US GAAP	$(290,820)	$13,844,531

20.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

Consolidated Statements of Operations	2008	2007	2006
Losses for the year
Under Canadian GAAP	$(13,264,305)	$(7,580,231)	$(1,589,324)
Dilution gain not recognized under US GAAP (c)	(1,544,454)	(191,000)	(5,213,000)
Unrealized loss on available-for-sale securities under US GAAP (b)	75,600	189,000	-
Equity loss in MSV under US GAAP (f)	(2,160,438)	-	-
Loss for the year under US GAAP	$(16,893,597)	$(7,582,231)	$(6,802,234)
Weighted average number of shares outstanding	42,970,813	42,908,809	41,193,591
Loss per share –basic and diluted under US GAAP	$(0.39)	$(0.18)	$(0.17)

Loss of the year
Under US GAAP	$(16,893,597)	$(7,582,231)	$(6,802,234)
Net increase (decrease) in market value of the available-for-sale securities (b)	(75,600)	(298,947)	254,427
Comprehensive income (loss) under US GAAP	$(16,969,197)	$(7,881,178)	$(6,547,897)

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

20.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

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

20.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

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

20.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

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

MINCO       明科银矿公司

                   SILVER CORPORATION

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

The following is a summary of exploration costs incurred and expensed by the Company on the Fuwan project up until March 2008, when the Company changed its accounting policy (see Note 2):

	January 1, 2008 to March 5, 2008	Year ended December 31,2007 2007	Year ended December 31,2006	Cumulative from August 20, 2004 (inception) to December 31, 2008

Fuwan Exploration
Consulting fees	$ 81,174	$ 635,427	$ 223,157	$ 1,776,892
Drilling	594,387	2,862,690	1,342,477	7,705,558
Labour costs	43,674	277,338	53,229	684,904
Other exploration costs	41,212	1,008,090	82,846	2,223,612
Total	$ 760,447	$ 4,783,545	$ 1,701,709	$ 12,390,996

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

15.

Financial Management Risk (continued)

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

March 15, 2010

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

Date:  March 15, 2010

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

                                                                                            Date:  March 15, 2010

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

Date:  March 15, 2010

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

Date:

March 15, 2010

“Paul Zhang”

Paul Zhang, Chief Financial Officer and Vice President Finance