Form 20-F/A
period 2008-12-31
MINCO GOLD CORP
filed 2010-05-03
CIK 1020825

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C. 20549
FORM 20F/A-2

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

Not Applicable

For the transition period from

 to

Commission File Number 001-32670

MINCO GOLD CORPORATION

(formerly "Minco Mining & Metals Corporation")

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

Yes ☒

No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "Accelerated filer and large accelerated file" in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer:   ☐

Accelerated file:   ☐

Non-accelerated filer:  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued

Other ☒

By the International Accounting Standards Board ☐

If "other" has been checked in response to the previous question, indicate by check mark which financial statement item the restrant has elected to follow:

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

Yes ☐

No ☐

Not Applicable

EXPLANATORY NOTE

The registrant hereby amends its annual report on Form 20-F for the fiscal year ended December 31, 2008 (the "Form 20-F"), which was filed with the Securities and Exchange Commission on July 30, 2009, solely for the purpose of updating the following items:

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

INTRODUCTION AND USE OF CERTAIN TERMS

Minco Gold Corporation (formerly "Minco Mining & Metals Corporation") is incorporated under the laws of the province of British Columbia, Canada.  In this document, the term "Company" refers to Minco Gold Corporation and its consolidated subsidiaries. Where required, the term "Minco Gold" refers to Minco Gold Corporation as a standalone entity. The Companys consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars.  Unless otherwise indicated, references to dollar amounts in this Annual Report relate to Canadian dollars.  Minco Gold Corporation files reports and other information with the Securities and Exchange Commission ("SEC") located at Judiciary Plaza, 100 F St. NE, Washington, D.C. 20549.   Copies of the Company’s filings with the SEC may be obtained by accessing the SEC’s website located at www.sec.gov.   Further, the Company also files reports under Canadian regulatory requirements on SEDAR.  Copies of the Company’s reports filed on SEDAR can be obtained by accessing SEDAR’s website at www.sedar.com. The principal executive office of the Company is located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3P3, Tel: 604-688-8002, Fax: 604-688-8030, email address info@mincomining.ca  and website www.mincomining.ca.

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

GLOSSARY OF TERMS

"757 Team"	means the No. 757 Geo-Exploration Team, an entity owned and controlled by the Guangdong Geological Bureau ("GGB") of the PRC government.
"757 Transfer Agreement"	means the agreement dated November 19, 2004 between 757 Team and Minco China pursuant to which 757 Team agreed to transfer and sell to Minco China the Original Fuwan Silver Permit.
"Additional Permits"	means collectively the Luoke-Jilinggang Permit, the Guyegang-Sanyatang Permit, the Guanhuatang Permit and the Dadinggang Property.
"alteration"	chemical and mineralogical changes in a rock mass resulting from reaction with hydrothermal fluids or changes in pressure and temperature.
"Amending Contract"	means the contract dated January 10, 2006 between Minco Silver Corporation and GGB.
"anomalous"

adjective describing a sample, location or area at which either (i) the concentration of an element(s) or (ii) a geophysical measurement is significantly different from (generally higher than) the average background concentrations in an area.  Though it may not constitute mineralization, an anomalous sample or area may be used as a guide to the possible location of mineralization.

"anomaly"	an area defined by one or more anomalous points.
"antimony"	A trivalent and pentavalent metalloid element that is commonly metallic silvery white, crystalline, and brittle yet rather soft.
"assay"	an analysis of the contents of metals in mineralized rocks.

"Assignment Agreement"	means the assignment agreement dated August 20, 2004 between the Minco Gold, Minco Silver Corporation, Minco China and Minco BVI.
"Au"	Gold.
"Baojiang"	means Foshan Baojiang Nonferrous Metals Corporation.
"breccia"	a coarse grained rock composed of large, >2mm angular rock fragments that have been cemented together in a fine grained matrix.
"Changkeng JV Agreement"	means the formal joint venture agreement dated September 28, 2004 between the Company, GGB, Zhenjie, Baojiang and GD Gold.
"Changkeng Permit"

means the reconnaissance survey exploration permit (#T01120080102000011) which expires on September 10, 2009 in respect of the 1.19 km2 Changkeng gold property in Gaoyao City of Guangdong Province in southern China.

"Changkeng Property"	means the 1.19 km2 Changkeng gold property in Gaoyao City of Guangdong Province in southern China which adjoins the property underlying the Fuwan Silver Permit.
"CIM"	Canadian Institute of Mining, Metallurgy and Petroleum.
"Company" or "Minco"	means Minco Gold Corporation (formerly "Minco Mining & Metals Corporation").
"concentrates"	to separate ore or metal from its containing rock or earth.
"Dadinggang Property"	means the small area within the Luoke-Jilinggang Permit, about 0.395 km2. This area was extended from the original Luoke-Jilinggang Permit in late 2006.
"deposit"

a mineralized body which has been physically delineated by drilling, trenching and/or underground work and may contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body until final technical, legal and economic factors have been resolved.

"diamond drill holes"

a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

"fault" or "block fault"

a fracture in a rock across which there has been displacement.  Block faults are usually steep, and break the earth’s crust into "blocks" that are displaced vertically and/or laterally relative to each other.

"First Confirmation Agreement"	means the confirmation agreement dated May 2, 2005 between the Company, Minco China and Minco Silver Corporation.
"Fuwan JV Agreement"	means the formal joint venture agreement dated September 28, 2004 between Minco Silver Corporation and GGB.
"Fuwan Permits"	means, collectively, the Fuwan Silver Permit and the Additional Permits.
"Fuwan Property"

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

"Fuwan Silver Permit"

means the reconnaissance survey exploration permit (# 0100000730293) in respect of the 0.79 km2 Fuwan silver property in Gaomong Region, Foshan City of Guangdong Province issued to Minco China and initially having validity from August 20, 2007 to July 20, 2009.   The Fuwan Silver Permit was transferred to FoShan Minco, a subsidiary of Minco Silver, before the permit’s original expiry date in conjunction with the combination of the Fuwan Silver Permit and the "Luoke-Jilinggang Permit" as one permit, under a new expiry date of the permit of July 20, 2011.

"g/t"	unit of grade expressed in grams/tonne.
"gangue"	the non economic portion of ore.
"GD Gold"	means Guangdong Gold Corporation.
"geophysical"	the use of geophysical instruments and methods to determine subsurface conditions by analysis of such properties as specific gravity, electrical conductivity, and magnetic susceptibility.
"GGB"	means Guangdong Geological Bureau, an entity owned and controlled by the Guangdong Geological Bureau of the PRC government.
"gouge"	a thin layer of soft earthy putty-like rock material along the containing wall of a mineral vein.
"grade"	the amount of valuable mineral in each tone of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.
"Guanhuatang Permit"

means the reconnaissance survey exploration permit (# 0100000510045) in respect of the 37.38 km2 Guanhuatang silver and multi-metals property in Foshan City of Guangdong Province issued to Minco China and having validity from April 7, 2005 to April 7, 2008. The new expiry date of the permit is on April 07, 2010.

"Guyegang-Sanyatang Permit"

means the reconnaissance survey exploration permit (# 0100000510047) in respect of the 91.91 km2 Guyegang-Sanyatang silver and multi-metals property in Gaoming Region, Foshan City of Guangdong Province issued to Minco China and having validity from April 7, 2005 to April 7, 2008. The new expiry date of the permit is on April 07, 2010.

"hydrothermal"	of or pertaining to heated water, to the action of heated water, or to the products of the action of heated water.
"limestone"	A sedimentary rock consisting of chiefly >50% calcium carbonate.
"Luoke-Jilinggang Permit"

means the reconnaissance survey exploration permit (# 0100000620526) in respect of the 75.76 km2 Luoke-Jilinggang silver and multi-metals property in Gaoyao City, Zhaoqing City of Guangdong Province issued to Minco China and having validity from December 31, 2006 to April 7, 2008. The new expiry date of the permit is on July 20, 2011.

"Minco Base Metals"	means Minco Base Metals Corporation
"Minco BVI"	means Minco Silver Ltd.
"Minco China"	means Minco Mining (China) Corporation.
"Minco Gold"	means Minco Gold Corporation (formerly "Minco Mining & Metals Corporation").
"Minco Silver"	means Minco Silver Corporation.

"mineral reserve"

the economically mineable part of a measured mineral resource or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting minerals and allowances for losses that may occur when the material is mined.

"mineral resource"

a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"mineralization" "MOLAR"	the process or processes by which a mineral or minerals are introduced into a rock, resulting in an economically valuable or potentially valuable deposit. Means the Ministry of Land and Resources
"Original Fuwan Silver Permit"

means the reconnaissance survey exploration permit (# 440000040093) in respect of the 0.79 km2 Fuwan silver property in Gaoming Region, Foshan City of Guangdong Province, legally conferred to 757 Team by Guangdong Department of Land and Resources on September 12, 2003.

"outcrop"	an exposure on the surface of the underlying rock.
"oz"	Troy ounce consisting of 31.1035 grams.
"Pb"	Lead.
"Preliminary Changkeng JV Agreement"	means the preliminary joint venture agreement dated April 16, 2004 between Minco Gold, GGB, Zhenjie and Baojiang.
"Preliminary Fuwan JV Agreement"	means the preliminary Fuwan joint venture agreement dated April 16, 2004 and amended August 18, 2004 between Minco BVI and GGB
"pyrite"	A sulphide mineral of iron and sulphur.
"Pyroclastic"	refers to a sedimentary rock composed or airborne volcanic material from a volcanic eruption.
"Qualified Person"

an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of an approved self-regulating organization.

"quartz"	A common rock-forming mineral comprised of silicon and oxygen (SiO2).
"RMB"	means the Chinese currency Renminbi.
"sample"	a sample of selected rock chips from within an area of interest.
"sandstone"	A medium grained clastic sedimentary rock.
"Sb"	Antimony.
"Second Confirmation Agreement"	means the confirmation agreement dated August 24, 2006 between Minco Gold, Minco China and Minco Silver.
"sedimentary rock"	A rock that has been formed by the consolidation of loose sediment that has accumulated in layers.

"sedimentary"	formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of disposition.
"State"	means the central government of China
"strike"	the direction or trend that a structural surface takes as it intersects the horizontal.
"sulphide"	a class of minerals commonly combining various elements in varying ratios with sulphur.
"tonne"	metric unit of weight consisting of 1,000 kilograms.
"Transfer Confirmation Agreement"	means the confirmation agreement dated November 19, 2004 between 757 Team, GGB and Minco China.
"Triassic"	the period of geological time from 225 to 195 million years before present.
"vein"	A tabular mineral deposit formed in or adjacent to faults or fractures by the deposition of minerals from hydrothermal fluids.
"veinlet"	A small vein; the distinction between vein and veinlet tends to be subjective.
"volcanic"	pertaining to the activity, structures or rock types of a volcano.
"Zhenjie"	means Zhuhai Zhenjie Development Ltd.
"JVs"	means Joint Venture established with Chinese partners. The Company owns controlling interests of over 50% in all JVs in China. Joint Venture as used in reference to "Chinese joint venture," "co-operative joint venture," "equity joint venture," "Sino-foreign joint venture" and "Sino-foreign co-operative joint venture" does not refer to a joint venture as contemplated by US or Canadian GAAP. The term reflects the nomenclature of the related agreements.
"ZhongJia"	means a subsidiary, Zhongjia Minco in China

All disclosure about our exploration properties in this Annual Report conforms to the standards of United States Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of "Mineral Resources", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources", which are Canadian geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards.

In this Annual Report references to "Canadian National Instrument 43-101" are references to National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators and references to "CIM Standards" are references to Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources.

This Annual Report uses the terms "Measured Mineral Resource" and "Indicated Mineral Resource." We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

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

B.

ADVISERS

The Company's registrar and transfer agent for its common shares is Computershare Trust Company of Canada, located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada, telephone: 604-661-0224, fax: 604-661-9401, internet: www.computershare.com.  The principal executive office of the Company is located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3P3, Tel: 604-688-8002, Fax: 604-688-8030, email address info@mincomining.ca  and website www.mincomining.ca.  The Company's legal advisors are Salley Bowes Harwardt, located at 1185 West Georgia Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 4E6 and US legal advisors are Bullivant, Houser, Bailey PC (formerly "Bartel Eng & Schroder"), located at 1331 Garden Hwy., Suite 300, Sacramento, CA, 95833.

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

Currency Exchange Rates

The Company maintains its accounts in US dollar, Canadian dollar and Chinese Renminbi ("RMB") denominations. The government of the People’s Republic of China ("PRC" or "China") maintained the exchange rate between the RMB and the US dollar as a constant until July 2005 and thus exchange rates between the Canadian dollar and the RMB fluctuated in tandem with the changing exchange rates between the US and Canadian dollars. Since July 2005, the value of the RMB has been tied to a basket of currencies of China’s largest trading partners. Given that most of Minco Gold’s expenditures are currently and are anticipated to be incurred in Canadian dollars and RMB, Minco Gold is subject to foreign currency fluctuations which may materially affect its financial position and operating results. The Company does not currently have a formal hedging program to mitigate foreign currency exchange risks.

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

Management and Directors

The success of the Company is currently largely dependent on the performance of its officers. The loss of the services of these persons will have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its officers or other qualified personnel required to operate its business. Failure to do so could have a material adverse affect on the Company and its prospects. The Company has not purchased any "key-man" insurance with respect to any of its directors or officers to the date hereof. The loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position.

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

Penny Stock Rules May Make It More Difficult to Trade the Company’s Common Shares

The SEC has adopted regulations which generally define a "penny stock" to be any equity security that has a market price, as defined, less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions.  The Company's securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse.  For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also affect the ability of the Company's investors to sell their shares in the secondary market.

The Company is Not a Passive Foreign Investment Company for United State Federal Income Tax Purposes

The Company believes that it is not a passive foreign investment company ("PFIC") for United States Federal income tax purposes because it does not earn 75% or more of its gross income from passive sources, or more than 50% of the value of its assets during the year is attributable to assets that produce or are held for the production of passive income.   See Item 10.E. "Taxation - United States Tax Consequences - Passive Foreign Investment Companies."

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

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company is a British Columbia corporation whose common shares trade on the Toronto Stock Exchange ("TSX") under the trading symbol MMM.  The Company’s common shares were also listed in the United Stated on the Over the Counter ("OTC") market under the symbol MMAXF.  On November 11, 2005 the Company received listing approval from The American Stock Exchange ("AMEX").  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as "MMK".  On February 1, 2006 the Company began trading its shares on the TSX and AMEX under its new name Minco Gold Corporation.  The symbol on the TSX remains unchanged and the new symbol on the AMEX is now MGH.  On May 9, 2007 the Company began trading on the Frankfurt Stock Exchange under the ticket symbol MI5 and the German securities code is (WKN) A0MKB6.

The Company was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name "Caprock Energy Ltd."  On September 14, 1989 Caprock Energy Ltd. changed its name to Consolidated Caprock Resources Ltd. On February 8, 1993 Consolidated Caprock Resources Ltd. changed its name to Minco Mining & Metals Corporation.  On January 29, 2007 the Company changed its name to Minco Gold Corporation.  The principal executive office of the Company is located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3P3, telephone 604-688-8002.  Through joint ventures with Chinese governmental entities, and others, the Company is engaged in the acquisition, exploration and development of precious and base metal mineral projects in the People’s Republic of China.  The Company has subsidiaries which are also engaged in the acquisition and exploration of mineral projects in China. See Item 4, C - "Organizational Structure."  The Company has no affiliation with 3M Corporation, which company's trading symbol in the United States is MMM.

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

On November 15, 2008 the Company completed its intended Plan of Arrangement and spun off the White Silver Mountain Project to Minco Base Metals Corporation ("Minco Base Metals") with the intention to build a strong base metals company in China.  The Plan of Arrangement resulted in the shareholders of the Company receiving one common share of Minco Base Metals for every five common share of the Company held on the record date, which was November 15, 2007.  The Company now holds no shares of Minco Base Metals.

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

B.

BUSINESS OVERVIEW

Background

All disclosure about our exploration properties in this Annual Report conforms to the standards of United States Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of "Mineral Resources", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources", which are geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards. U.S. investors in particular are advised to read carefully the definitions of these terms as well as the explanatory and cautionary notes in the Glossary, and the cautionary notes below, regarding use of these terms.

The Company is engaged in the exploration and acquisition of gold, silver and base metal properties in China.  The Company is an exploration stage company and none of the properties are currently beyond the advanced exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration work may be required before a final evaluation as to the economic and legal feasibility is determined.  For further information, see Item 3.D – "Risk Factors".  Since the signing of the Company’s first co-operation agreement on the Chapuzi Project in China in 1995, the Company has been active in mineral exploration and property evaluations in China.  The Company intends, through its subsidiaries, to build a portfolio of base metal and precious metal properties in China.

The Company currently holds interest in a number of sino-foreign co-operative joint ventures with Chinese mining organizations, holding mineral rights in China, located in Sichuan, Xinjiang, Hebei, Henan Inner Mongolia, Guangdong and Gansu provinces.  The Company in 2004, spun-out its Silver and Base Metals properties to Minco Silver Corporation and Minco Base Metals Corporation respectively and retains its gold projects (Gobi Gold, Gold Bull Mountain, Longnan, Xiaoshan and Changkeng).  The equity markets for junior mineral exploration companies are unpredictable.  The Company may also enter into cost sharing arrangements through joint venture agreements.  While management believes that the quality of the concessions now held by the Company will attract joint venture partners in the short-term and medium-term, there is no guarantee that the terms would be as favorable as management would like.  For detailed property descriptions please refer to section D – "Description of Property".

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

Year Ended December 31, 2007

In 2007, the Company generated cash of $573,000 from financing activities, compared to $4,940,000 in 2006. The 2007 financing included issuance of common shares in Minco Gold through the exercise of stock options, which generated $106,000, the contribution of cash from non-controlling interests of $512,000, offset by the cost of a sharebuyback program of $44,000.

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

Agreements

The Fuwan Joint Venture

On August 20, 2004, the Company, Minco Silver, Minco China and Minco BVI entered into an assignment agreement (the "Assignment Agreement") whereby Minco Gold, Minco BVI and Minco China assigned to Minco Silver their respective interests in each of the following:

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

The Preliminary Changkeng JV Agreement was superseded by a formal joint venture agreement dated September 28, 2004 made among the original four parties to the preliminary joint venture agreement and a fifth company, GD Gold. The Changkeng JV Agreement provides for the establishment of a Sino-foreign joint venture with limited liability to be named Guangdong Minco-Jinli Mining Co., Ltd. (the "Changkeng JV") to explore and develop non-ferrous and precious metals resources. The Changkeng JV Agreement provides that the total investment of the Changkeng JV (the "Changkeng Total Investment") will be 100 million RMB and that the registered capital of the Changkeng JV will be 50 million RMB.

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

On February 8, 2007, Minco China replaced Minco Gold as the controlling shareholder in MingZhong by signing a joint venture agreement with the JV partners to form Guangzhou MingZhong Mining Co., Ltd ("MingZhong"); GD Gold chose not to participate in the new agreement. This agreement superseded the previous JV agreement on September 28, 2004. The contribution proportions of the parties to the Changkeng JV Agreement are as follows: Minco China - 51%; GGB 21%; Zhenjie - 18%; Baojiang - 10%. A business license was granted in 2007 to Guangzhou Mingzhong Mining Co. Ltd. ("Mingzhong"), a co-operative joint venture established among Minco China, GGB, and two private Chinese companies to jointly explore and develop the Changkeng Property.  Under the terms of the agreement, Minco China had the right to earn a 51% equity interest in Mingzhong with a total contribution of RMB 51 million (approx. US $7.1 million).  The other shareholders will contribute RMB 49 million (approx. US $6.8 million) for their 49% equity interest in Mingzhong.

The original Changkeng Permit has been renewed each year since 2004 and is currently in good standing until September 10, 2009.

Mingzhong has signed a purchase agreement to buy a 100% interest in the Changkeng Exploration Permit on the Changkeng Property from the 757 Team.  The total purchase price (the "Purchase Price") is  RMB 49 million (approx. US $6.8 million), payable in three instalments within two years.  The Ministry of Lands and Resources has approved the Purchase Price and the transfer of the Changkeng Exploration Permit from 757 Team to Mingzhong.  The Company can now proceed with the exploration program on the Changkeng Property with the granting of the business license and the transfer of the Changkeng Exploration Permit.

The Silver Standard Agreement

Minco Gold, Minco Silver and Silver Standard Resources Inc. ("Silver Standard") entered into a strategic alliance agreement dated October 4, 2004 (the "Silver Standard Agreement"). The Silver Standard Agreement provides that Minco Gold shall acquire silver-dominant projects in China only through Minco Silver and that all silver-dominant projects located in China that are brought to the attention of Minco Gold shall be referred to Minco Silver.  The Silver Standard Agreement further provides that Silver Standard shall not actively explore for or seek out silver-dominant projects located in China but shall be entitled to acquire interests in silver-dominant projects located in China that are brought to its attention on an unsolicited basis.

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

The 757 Team Agreement

Pursuant to an agreement made between the 757 Team and Minco China dated November 19, 2004, as amended November 19, 2004 (the "757 Transfer Agreement"), the 757 Team agreed to sell to Minco China its interests in the property which is the subject of the Fuwan Exploration Permit in consideration for the purchase price of 10.33 million RMB (approximately $1.5 million). Pursuant to a confirmation agreement dated May 5, 2005 among the Company, Minco China and Minco Silver, Minco China has confirmed that it holds its interest in the Fuwan Exploration Permit in trust for the Fuwan JV.

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

(a)

40% (4,132,000 RMB or $600,000) within 30 days of receipt of approval from MOLAR to the transfer of the Fuwan Exploration Permit and within one week of Minco China’s decision to proceed with the purchase following the receipt of results of a drilling inspection program on the Fuwan Property (the "Commencement Date");

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

The Chinese mining industry has traditionally been closed to foreign participation.  However, a change in the mineral resources law implemented by China’s central government permits foreign participation.  The regulation of mining, including gold mining, in China is in a state of evolution from a totally planned, state-controlled condition to free market conditions, as experienced in developed and most developing countries.  The Ministry of Lands and Mineral Resources ("MLR") administers geological exploration and also carries out exploration through its own personnel.  The following is a general description of China's foreign investment in China and the history of gold mining therein.

General Background

China is the world’s fourth-largest country, after Russia, Canada and the United States, with an area of over 9,596,960 square kilometers and the population of China is estimated at approximately 1.3 billion people.  Industry is the most important sector of the economy of the China, accounting for 52.9 percent of its gross domestic product ("GDP") in 2004.  The mining industry accounted for an estimated 6 percent of the national industrial output in 2004.  Services accounted for 33.3 percent and agriculture accounted for the remaining 13.8 percent of GDP in 2004.  In 2003, agriculture accounted for 49 percent of employment, while industry employed 22 percent and services 29 percent, with the mining industry employing more than 20 million people.   Since 1978, China has been moving from a planned economy to a more open, market-oriented system, with the result that the economic influence of privately owned enterprises and foreign investors has been steadily increasing.  The result of this economic development has been the quadrupling of GDP since 1978.

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

Foreign Investment

Direct foreign investment in China usually takes the form of equity joint ventures ("EJVs"), co-operative joint ventures ("CJVs") and wholly foreign-owned enterprises ("WFOEs"). These investment vehicles are collectively referred to as foreign investment enterprises ("FIEs").

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

Co-operative Joint Ventures

Co-operative joint ventures ("CJVs") are a form of foreign direct investment in China and are governed by the Law of the PRC on Sino-foreign Co-operative Joint Ventures (implemented in 1988 and revised in 2000) and the PRC Sino-foreign Co-operative Joint Venture Law Implementing Rules (implemented in 1995) (collectively the "CJV Law").  Foreign investment in mining in China may also take the form of Sino-foreign equity joint ventures or wholly foreign owned enterprises.  The CJV Law permits a CJV to choose to operate as a "legal person" by forming a limited liability company, subject to approval by relevant governmental authorities.  In that case, the limited liability company owns all of the CJV’s assets, and the liabilities of the investor are limited as provided in the co-operative joint venture contract entered into between them.  The CJV Law requires investors in a CJV to make an investment or other contribution, which may take the form of cash, material, technology, land use rights, or other property rights.  Investors must satisfy their contribution obligations within the time frame prescribed by their joint venture contract subject to applicable PRC regulations.  Failure to satisfy contribution obligations by investors may lead to penalty and even to the business license being revoked by the governmental authorities.  Profits of a CJV are distributed as agreed by investors in the CJV contract and distributions need not be proportionate to each investor’s contributions. The CJV contract also determines how liquidation proceeds are to be distributed when the CJV contract is terminated.

Ownership and Regulation of Mineral Resources

Exploration for and exploitation of mineral resources in China is governed by the Mineral Resources Law of the PRC of 1986, amended effective January 1, 1997, and the Implementation Rules for the Mineral Resources Law of the PRC, effective March 26, 1994.  In order to further implement these laws, on February 12, 1998, the State Council issued three sets of regulations: (i) Regulation for Registering to Explore Mineral Resources Using the Block System, (ii) Regulation for Registering to Mine Mineral Resources, and (iii) Regulation for Transferring Exploration and Mining Rights (together with the mineral resources law and implementation rules being referred to herein as the "Mineral Resources Law").  Under the Mineral Resources Law, the Ministry of Land and Resources ("MOLAR") is charged with supervision nationwide of mineral resources prospecting and development.

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

Mineral Resources Permits

The Provisions in Guiding Foreign Investment and the Industrial Catalogue in Guiding Foreign Investment, which was updated on April 1, 2002, January 1, 2005 and October 31, 2007 (collectively the "Investment Guiding Regulations") govern foreign investment in China and categorize industries into four types where foreign investment is: (i) encouraged, (ii) permitted, (iii) restricted, or (iv) prohibited.  In mining industries, "encouraged" projects include the exploration and mining of coal (and its derived resources), iron, manganese, copper and zinc minerals, etc.  "Restricted" projects include the exploration and mining of the minerals of tin, antimony and other noble metals including gold and silver, etc.

"Prohibited" projects include the exploration and mining of radioactive minerals, and rare earth.  Foreign investment is "permitted" if the exploration and mining of the minerals is included in the other three categories.  Subject to the Investment Guiding Regulations, foreign investment in the exploration and mining of minerals is generally encouraged, in particular in relation to minerals in the western region of China.

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

Exploration Rights

Exploration permits are registered and issued to "licensees".  The period of validity of an "Exploration Permit" can be no more than three years.  The Exploration Permit area is described by a "basic block".  An Exploration Permit for metallic and non-metallic minerals has a maximum of 40 basic blocks.  When a mineral that is capable of economic development is discovered, the licensee may apply for the right to develop such mineral.  The period of validity of an "Exploration Permit" can be extended by application and each extension can be no more than two years in duration.  During the term of the Exploration Permit, the licensee has the privileged priority to obtain the mining right to the mineral resources in the exploration area covered by the Exploration Permit, provided the licensee meets the conditions of qualification for mining rights holders.  Further, the licensee has the rights, among others, to: (i) explore without interference within the area under permit during the permit term, (ii) construct exploration facilities, and (iii) pass through other exploration areas and adjacent ground to access the permitted area.

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

Mining Rights

Holders of mining rights, or "concessionaires", are granted licenses to mine for maximum terms of 10 to 30 years, based on magnitude of the mining project.  The concessionaires may extend the term of a mining license with an application at least 30 days prior to expiration of the term.  The user fee for the mining right is equal to RMB 1,000 per square kilometer per year.  Where there is any prior State investment in or State sponsored geological work conducted on a mineral property, the State must be compensated based on the assessed value of the State input before mining rights can be granted.  Concessionaires enjoy the rights, among others, to: (i) conduct mining activities during the term and within the mining area prescribed by the mining license, (ii) sell mineral products (except for mineral products that the State Council has identified for unified purchase by designated units), (iii) construct production and living facilities within the mine area, and (iv) use the land necessary for production and construction, in accordance with applicable law.

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

Environmental Laws

In the past ten years, laws and policies for environmental protection in China have moved towards stricter compliance and stronger enforcement. The basic laws in China governing environmental protection in the mineral industry sector of the economy are the Environmental Protection Law, the Environment Impact Assessment Law and the Mineral Resources Law.  The State Administration of Environmental Protection and its provincial counterparts are responsible for the supervision of implementation and enforcement of environment protection laws and regulations.  Provincial governments also have the power to issue implementing rules and policies in relation to environmental protection in their respective jurisdictions.  Applicants for mining rights must submit environmental impact "assessments" and those projects that fail to meet environmental protection standards will not be granted licenses. In addition, after exploration the licensee must perform water and soil maintenance and take steps towards environmental protection.  After the mining rights have expired or the concessionaire stops mining during the permit period and the mineral resources have not been fully developed, the concessionaire shall perform water and soil maintenance, land recovery and environmental protection in compliance with original development scheme, or must pay the costs of land recovery and environmental protection.  After closing, the mining enterprises shall perform water and soil maintenance, land recovery and environmental protection in compliance with mine closure approval reports, or must pay the costs of land recovery and environmental protection.

Sino-Foreign Co-Operative Joint Ventures

Legal Framework

Each of the various joint venture entities through which the Company may carry out business in China has been or will be formed under the laws of China as a Sino-foreign co-operative joint venture enterprise and is or will be a legal person with limited liability.  All joint ventures entered into, or to be entered into, by the Registrant must be approved by both the Ministry of Commerce ("MOC") and the State Development and Reform Commission ("SDRC") in Beijing or their provincial bureaus.

The establishment and activities of each of the Company’s joint venture entities are governed by the law of the People’s Republic of China on Sino-foreign co-operative joint ventures and the regulations promulgated there under (the "China Joint Venture Law").  As with all Sino-foreign co-operative joint venture enterprises, the Company’s joint venture enterprises will be subject to an extensive and reasonably well-developed body of statutory law relating to matters such as establishment and formation, distribution of revenues, taxation, accounting, foreign exchange and labor management.  On January 1, 1997, an amendment to the Mineral Resources Law of China became effective.  Among other things, the amended law deals with foreign ownership of Chinese mines and mineral rights, and allows, under some circumstances, the transfer of exploration rights and mining rights.  Pursuant to this law, new regulations were made effective on February 12, 1998.

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

Upon receiving this approval in principle, the parties then negotiate and prepare a joint venture contract and submit it to the MOC, or its provincial bureaus, which approves the specific terms of all joint venture contracts between Chinese and foreign parties.  Within one month after the receipt of a certificate of approval from MOC, a joint venture must register with the State Administration of Industry and Commerce (the "SAIC").  Upon registration of the joint venture, a business license is issued to the joint venture.  The joint venture is officially established on the date on which its business license is issued.  Following the receipt of its business license, the joint venture applies to the MOLAR to approve and grant to the joint venture its exploration permits and/or mining licenses.

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

C.

ORGANIZATIONAL STRUCTURE

Minco Gold was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name "Caprock Energy Ltd."  On February 19, 1996, current management acquired its interests in Minco Gold pursuant to the "PCR Agreement," and the "Teck-Cominco Agreements".  The following chart sets forth the Company's corporate structure, including its significant subsidiaries, related parties and their jurisdictions of incorporation along with the various mineral properties held by each of them, as at the date of this Annual Report:

INTERCORPORATE RELATIONSHIPS

MINCO GOLD CORPORATION

(formerly "Minco Gold & Metals Corporation")

D.

DESCRIPTION OF PROPERTIES

The following is a discussion of the properties that Minco Gold holds directly and through its subsidiaries.

I.

CHANGKENG GOLD PROPERTY

The detailed history and background of Minco Gold’s Changkeng Gold Property is disclosed above under "The Changkeng Joint Venture".

Location

The Changkeng gold deposit is located approximately 45 km southwest of Guangzhou, the fourth largest city in China with 13 million people and the capital city of Guangdong Province. The project is adjacent to Minco Silver’s Fuwan Silver deposit and situated close to well established water, power and transportation infrastructure.

Location Map of Changkeng Gold Property

112°45'E
113°E
113°15'E
23°N
22°45'N
China
Beijing
Changkeng
Changkeng Gold
N
S
W
E
Dalan
Xinan
Luogang
Jiahe
Lengyandong
Longyandong
Shahe
Sanyuanli
Shipai
Guangzhou
Canton
Dali
Yanbu
Tangxia
Yuzhu
Huangpu
Xinzhou
Xiaotang
Baini
Jinli
Danzao
Luocun
Foshan
Hedong
Pingzhou
Xinzao
Nancun
Dashi
Xiangang
Fuwan
Shiwan
Chencun
Guanshan
Taiping
Xiqiao
Minle
Xinxu
Shajiao
Bijiang
Shiqiao
Beijiao
Shawan
Sanzhou
Longjiang
Mingcheng
Jiujiang
Longshan
Gulao
Leliu
Lunjiao
Daliang
Tanzhou
Xingtan
Taoyuan
Shaping
Gubu
Guizhou
Xi Jiang
Legend
Major Road
Minor Road
Railroad
property
Kilometers
0
3
6
12
18
24

Background

Gold was discovered at Changkeng in early 1990 by systematic follow up of stream sediment and soil geochemical anomalies identified from surveys completed by the Guangdong Provincial government (Regional Geological Survey Team of Guangdong Bureau of Geological Exploration). Illegal, small scale mining began in 1991 and removed most of the oxidized, near surface mineralization. Based on 8 trenches and 21 diamond drill holes, P&E Mining Consultants ("(P&E") of Brampton, Ont. prepared an initial NI 43-101 compliant resource estimate on the deposit in March 2008.  The estimate contains an indicated gold resource of 2.1 million tonnes @ 5.61 g/t gold (Au) for a total of 379,000 oz Au and an inferred gold resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au.

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

IV.

ANBA PROPERTY

Gansu Keyin Mining Co. Ltd. and Minco Gold’s joint venture ("Keyin"), signed a joint venture agreement in principal with the Gansu provincial government and two other companies in October 2003 for the exploration and development of the Anba gold property in the Yangshan gold field (the "YGM JV").  Under the agreement, Keyin can earn 40% interest in the YGM JV through investment of approximately $3.5 million over five years. The exploration permit for the Anba gold property expired in June 2006.

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

V.

BYC GOLD PROPERTY

Location Map of BYC Gold Property

109°E
109°30'E
110°E
110°30'E
41°30'N
41°N
40°30'N
China
BYC
Beijing
INNER
MONGOLIA
AUTONOMOUS
REGION
YIN SH
Dashetai
Guyang
BYC Gold Property
CHINA
Shiguaigou
Shingaigou
Baotou
Dongxing
Shuimotan
Dashuwan
Legend
Major Road
Minor Road
Railroad
property
N
W
E
S
Kilometers
0
5
10
20
30
40

On November 18, 2002, the Company entered into an agreement with the Inner Mongolian Bureau of Non-Ferrous Metals and Exploration, the license holder of the BYC gold project, to acquire a majority interest in the BYC gold project located in central Inner Mongolia, China.  In July 2003, the Company and the Inner Mongolia Bureau of Non-Ferrous Metal Exploration formed the Inner Mongolia Huayu-Minco Mining Co. Ltd. to explore and develop the BYC gold project.  In October 2003, the Company entered into a joint venture with New Cantech Ventures Inc. ("New Cantech").  In 2003, Minco Gold entered into a letter agreement with New Cantech whereby New Cantech acquired two options to acquire up to a 60% interest in Minco Gold’s BYC Gold project in Inner Mongolia, China.

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

This large property covers approximately 100 individual gold showings related to shear-hosted fracture systems within or peripheral to an elongate granite intrusion. The focus of recent exploration has been the "North Zone", which is located on the north-west contact of the granite intrusion. Illegal local miners had removed approximately 400,000 tonnes of near surface oxide ore before being expelled by authorities. In New Cantech’s program, six diamond drill holes were drilled in 2004 aggregating 1,434.5 metres in the North Zone and its north-east projections.  Geological mapping, trenching and sampling was completed in 2004 and 2005 to supplement diamond drilling information and contribute to understanding controls on mineralization.  A diamond drill program consisting of 1,500 metres was initiated in Q4 of 2005.  This program tested new areas of mineralization exposed by illegal mining activity and follow-up on intersections from previous drilling.

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

On July 18, 2008 the Company signed an agreement with Long Da Fu (Beijing) Investments Co. Ltd ("LongDaFu") to sell the interest in HYMK for RMB 7 million ($1.2 million). There was a transition period from September 10, 2008 to October 31, 2008 while the companies awaited government approval. Following receipt of government approval, on October 31, 2008, Long Da Fu took over management control and daily operations. Of the total RMB 7 million ($1.2 million), the Company received RMB 4.25 million ($757,710) and has recorded RMB 2.75 million ($490,283) as receivable on December 31, 2008. This was received subsequent to the year end 2008.

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

The mining permit is completely surrounded by the exploration permit and is defined by surveyed coordinates. Exploration permits in China are "paper staked" and can be defined by hand-held GPS units.  A map showing permit boundaries and known mining works (adits and trenches).  Being small underground mine workings of limited extent, the environmental liabilities that have been created by the various mining works are, in a Chinese context, not considered to be significant.  On exploration permits, the local (county) government is to be informed when work is to start and is in charge of some dealings with the local citizens.  For example at Jinniushan the local county government must deal with a small group of "illegal" miners said to be operating within the permit area.  Allowed underground work has been in progress for some time within the mining permit.

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

The preliminary results serve to show that gold in economically interesting quantities occurs in several veins within the central area of the mine.  The total strike length in which the best assays occur is about 350 metres.  A program of duplicate assays has been carried out whereby the sample rejects were sent to Process Research Associates Ltd in Yunnan for re-assay by fire assay techniques.  Each sample was fire assayed three to four times in Yunnan and the average results are shown on Table 1 shown above.  Also shown on the same table are the author’s check sample results, which were taken at exactly the same locations as the prior samples.  These seven samples were analyzed by metallic screen analysis and fire assay at Acme Analytical Laboratories in Vancouver, British Columbia.  The table clearly shows that a strong "nugget effect" is present which affects the repeatability of results.

Nugget Effect

Because coarse gold has been reported in the mine the author requested that his samples be analyzed by "metallic screen analysis" and fire assay, which would be considered to be the most accurate assay method for samples with a strong "nugget effect".

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

In this technique, approximately 500 grams are pulverized and passed through a -150 mesh screen.  The fine fraction and coarse fractions are fire assayed separately and the results are combined.  The above table shows that approximately 50% of the gold is in the form of coarse nuggets (greater than -150 mesh size).  Practically, a strong "nugget effect" means that each individual sample has a low confidence level, and that to prove a gold resource will be more than usually difficult.  In cases such as this, drilling can be used to define the geometry of the various veins; however it may be necessary, especially until experience is gained, to use underground drifting and sampling to prove-up the gold resource.

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

d.

On April 30, 2007, a JV contract was signed between Minco China and the Henan Nonferrous Exploration and Mining Company ("HNEM"), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province to jointly explore and develop the precious and nonferrous resources in the Xiaoshan project area. On June 11, 2007, a business license was issued to the JV, Henan Zhongjia Minco Mining Co. Ltd. ("Zhongjia"). The Company spent $1,131,000 to December 31, 2007 on exploration costs, including $842,788 (RMB 6,000,000) to acquire the exploration permits. The Company currently has a 70% interest in Zhongjia and therefore records a 30% non-controlling interest to reflect the minority owners’ interests in Zhongjia.

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

Significant changes in expenses are as follows:

•

Consulting fees increased to $284,000 (2007 - $76,000) as the Company incurred fees associated with a review of the internal controls and SOX compliance with a major accounting firm in 2008.  In addition, the Company recorded costs associated with consultants providing "in-house" legal counsel.

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

As at December 31, 2008, the Company held 420,000 common shares of New Cantech Venture Inc. ("New Cantech"). The market value of the shares was $13,000 (2007- $88,000).

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

In the year ended December 31, 2007, interest and sundry income was $307,000 compared to $674,000 in 2006. The 2007 decrease was mainly due to decreased balances invested.

As at December 31, 2007, short-term investments consisted of cashable guaranteed investment certificates, commercial notes, and 420,000 common shares of New Cantech Venture Inc. ("New Cantech"). The market value of the shares was $88,000 as of December 31, 2007.

As at December 31, 2006, short-term investments consisted of: short term fixed deposits, cashable guaranteed investment certificates; two provincial bonds and a Canadian government bond (maturing from September 15, 2008 to April 1, 2015); a Canadian government treasury bill (maturing on April 5, 2007), and 420,000 common shares of New Cantech Venture Inc. ("New Cantech"). The market value of the shares was $277,000 on December 31, 2006.

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

STOCK-BASED COMPENSATION

Another significant estimate relates to accounting for stock-based compensation. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options granted/vested during the year.  The Company has adopted the Canadian Institute of Chartered Accountants (CICA) Section 3870 – "Stock-based Compensation and Other Stock-based Payments", which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Effective January 1, 2004, the Company adopted the accounting procedures recommended by the Canadian Institute of Chartered Accountants Handbook section on stock-based compensation and other stock-based payments.  Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market prices at the date of the grant.

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
Ken Z. Cai (13) President, Chief Executive Officer and Director

President and CEO of Minco Gold Corporation (formerly "Minco Mining & Metals Corporation") from February 1996 to present; CEO and Director of Minco Silver Corporation from 2004 to present; Director of Pacific Link Mining Corp. from 2001 to present; Director of East Energy Corp. (formerly "Gobi Gold Inc."). from August 2005 to present and past Acting President from January 2006 to July 2006;  Director of Linear Metals Corporation from July 2006 to present; Director & President of Aquasol Envirotech Ltd, from March 2000 to present; Director of Dragon Pharmaceuticals Inc. from September 1998 to January 2005.

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

The business background and principal occupations of the Company’s officers and directors are as follows:

Ken Z. Cai

President, Chief Executive Officer and Director

Dr. Cai has served as president, chief executive officer and a director of the Company since February 29, 1996. Dr. Cai, age 45,devotes approximately 40% of his time to the Company’s business.  Dr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario.  Dr. Cai, a Chinese national now living in Canada, has 20 years' experience in mineral exploration, project evaluation, corporate financing and company management. He has been the driving force behind the Company and responsible for negotiating the property agreements in China. He has a wide range of high-level contacts in the Chinese mining communities and this has allowed Minco to access data on a large number of projects throughout China.  Dr. Cai serves as a director and/or officer of the following publicly-traded companies: Minco Silver Corporation, a TSX listed company (Director, President and CEO); Pacific Link Mining Corp., a TSX Venture listed company (Director and Chairman); Linear Metals Corporation (Director) a TSX Venture listed company and East Energy Corp. (formerly "Gobi Gold Inc."), a TSX Venture listed company (Director).

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

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

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

B.

RELATED PARTY TRANSACTIONS

In April, 2004, Dr. Cai formed a consulting enterprise known as Sinowin Investments Inc. ("Sinowin") and the Company entered into a consulting agreement with Sinowin, which replaced the previous agreement with Kaisun Investment.  Under the terms of the Sinowin agreement, Sinowin receives $9,375 per month in exchange for Dr. Cai serving as president and chief executive officer of the Company and providing consulting, management and supervision services in connection with the development of overall corporate strategy.

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

Significant Changes

Minco Gold elected to sell its interest in the Inner Mongolia Huayu-Minco Mining Co., Ltd. (the "HYMK JV" or "BYC") BYC project for RMB7.0 million (approximately $1.2 million). The Company recorded this transaction in the fourth quarter and received three installments, with the final installment of RMB 2.8 million ($0.4 million) received February 28, 2009.

ITEM 9.

THE OFFER AND LISTING

Since February 24, 1998, the Company’s common shares have been listed on the Toronto Stock Exchange.  Previously, the Company’s common shares were dual listed on the CDNX (formerly the Vancouver Stock Exchange and now the TSX Venture Exchange) and Toronto Stock Exchange.  On January 29, 1999, the Company voluntary delisted its common shares from the CDNX.    The Company’s common shares were listed in the United States on the Over The Counter market ("OTC") under the symbol MMAXF".  On November 11, 2005 the Company received listing approval on The American Stock Exchange ("AMEX").  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as "MMK".  The following tables set forth the reported high and low prices for the five most recent fiscal years (Table A), each quarterly period for the past two fiscal years and for the first quarter of 2009 (Table B) and each month for the past six months (Table C).

Table A

High and low price for the five most recent fiscal years.

YEAR	TSX (CDN$) HIGH	TSX (CDN$) LOW	AMEX (US$) HIGH	AMEX (USD$) LOW
December 31, 2008	0.64	0.24	0.56	0.19
December 31, 2007	2.40	0.67	2.07	0.65
December 31, 2006	3.07	1.35	2.68	1.20
December 31, 2005 (*)	1.71	1.54	1.58	1.35
December 31, 2004	1.90	1.58	N/A	N/A

(*)

On November 11, 2005 the Company received listing approval on The American Stock Exchange ("AMEX").  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as "MMK".  The November 2005 high and low is for the period between November 22, 2005 to December 31, 2005.  On February 1, 2007 the symbol for the Company was changed from MMK to MGH.

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

(*)

On November 11, 2005 the Company received Listing approval on The American Stock Exchange ("AMEX").  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as "MMK".  The November 2005 high and low if for the period between November 22, 2005 to December 31, 2005.  On February 1, 2007 the symbol for the Company was changed from MMK to MGH.

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

The Company has 100,000,000 common shares authorized, without par value, of which 43,037,051 common shares were issued and outstanding as of July 20, 2009.  Each of the common shares has equal dividend, liquidation and voting rights.  Voters of the common shares are entitled to one vote per share on all matters that may be brought before them.  Holders of the common shares are entitled to receive dividends when declared by the board of directors from funds legally available for that purpose.  The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares.  The outstanding common shares are fully paid and non-assessable.  Of the Company’s common shares outstanding, none are currently held in escrow, subject to release or cancellation upon certain conditions.  See Item 7 - "Escrow Securities." The transfer agent and registrar for the common shares is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6B 5A1.  The following table sets forth a history of the share capital for the Company for the last three fiscal years, and through July 20, 2009.

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

Normal Course Issuer Bid

(Share Buy-Back Program)

On November 20, 2006, the Company announced that it had received approval from the Toronto Stock Exchange ("TSX") for the Company’s Notice of Intention to Make a Normal Course Issuer Bid.  Under the terms of the Normal Course Issuer Bid, the Company may acquire up to 2,107,210 common shares of the Company (the "Shares") between November 22, 2006 and November 21, 2007.  As of the date of the acceptance, the Company had not acquired any of its shares in the last 12 months.  All Shares purchased by the Company under the Normal Course Issuer Bid will be effected through the facilities of the TSX.

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

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

On July 8, 1996, the Company adopted revised its Articles of Incorporation under the laws of the Province of British Columbia Company Act.  On March 29, 2004, the new British Columbia Business Corporations Act ("BCA") was proclaimed, replacing the pre-existing British Columbia Company Act.  Accordingly, the Company is now subject to the BCA, and no longer governed by the Company Act.  The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies.  For example, the new BCA does not impose any British Columbia or Canadian residency requirements on the members of the Board of Directors of the Company.

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

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the "Investment Act") discussed below under "Item 10. Additional Information, D. Exchange Controls.".  In accordance with British Columbia law, directors are elected by an "ordinary resolution" which means (a) a resolution passed by the shareholders of the Company in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than three-quarters of the votes entitled to be cast on it.

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

E.

TAXATION

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property (a "US Holder" as defined below).  This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations there under, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Canada Revenue Agency, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the "Treaty").

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

United States Tax Consequences

The following summarizes the principal U.S. federal income tax consequences to the holding and disposition of common shares in the capital of the Company by US Holders (defined below) and who holds their shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code ("Code").

US Holders

As used herein, a "US Holder" includes a holder of Common Shares who is a citizen or resident of the United States, a corporation (including any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof, and an estate whose income is subject to U.S. federal income taxation regardless of its source, or a trust (a) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations .If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds the common shares, the U.S. Holder should consult its tax advisor regarding the specific tax consequences of owning and disposing of its shares.  A US Holder does not include (1) those who own (directly, or indirectly by attribution) 10% or more of the share capital or voting power of the Company; (2) are persons subject to the alternative minimum tax; (3) persons holding the shares as part of a straddle, hedging or conversion transaction and (4)persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

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

Dividends and Other Distributions on the Common Shares

Subject to the passive foreign investment company rules discussed below under "Passive Foreign Investment Company," the gross amount of all our distributions to a U.S. Holder with respect to the common shares (including any Canadian taxes withheld there from) will be included in the U.S. Holder’s gross income as foreign source ordinary dividend income on the date of receipt by the U.S. Holder, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its common shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. We do not currently, and we do not intend to, calculate our earnings and profits, if any, under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution, if any, will be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may constitute "qualified dividend income" that is taxed at the lower applicable capital gains rate provided that (1) the common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Canada, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Treasury guidance indicates that our common shares, which are listed on the American Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will be considered readily tradable on an established securities market in later years. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.  There can be no assurance that the Company’s dividends will be qualifying dividend income because there can be no assurance of the Company’s PFIC status in either the year of the distribution or the year preceding the distribution.

Subject to certain limitations, Canadian taxes withheld from a distribution to a U.S. Holder will be eligible for credit against such U.S. Holder’s U.S. federal income tax liability. If a refund of the tax withheld is available to the U.S. Holder under the laws of Canada or under the income tax treaty between the United States and Canada, the amount of tax withheld that is refundable will not be eligible for such credit against the U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against the U.S. Holder’s U.S. federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to common shares generally will constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income." The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. A U.S. Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year may instead claim an itemized deduction for all foreign taxes paid in that taxable year.

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

Passive Foreign Investment Companies

We believe we were not a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for our taxable year ended December 31, 2008. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

▪

at least 75% of its gross income is passive income which includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain gains from the sales of commodities, annuities and gains from assets that produce passive income, or

▪

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the "asset test").

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

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, such U.S. Holder will be subject to special tax rules with respect to any "excess distribution" that it receives and any gain it realizes from a sale or other disposition (including a pledge) of the common shares, unless the U.S. Holder makes a "mark-to-market" election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions such U.S. Holder received during the shorter of the three preceding taxable years or its holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

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

The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if the U.S. Holder holds the common shares as capital assets.

Alternatively, a U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election with respect to shares of a PFIC to elect out of the tax treatment discussed above. If a U.S. Holder makes a valid mark-to-market election for the common shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over its adjusted basis in such common shares. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such an election, the tax rules that ordinarily apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for "qualified dividend income" discussed above under "Dividends and Other Distributions on the Common Shares" would not apply.

The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than deminimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the American Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. We expect that our common shares will continue to be listed on the American Stock Exchange and, consequently, the mark-to-market election would be available to U.S. Holders of common shares were we to be a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a "qualified electing fund" election to include its share of the corporation’s ordinary earnings and net capital gain income on a current basis. However, a U.S. Holder can make a qualified electing fund election with respect to its common shares only if we furnish the U.S. Holder annually with certain tax information, and we do not intend to prepare or provide such information.

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

Foreign Tax Credit

A US Holder may be entitled to claim a U.S. foreign tax credit for, or deduct, Canadian taxes that are withheld on distributions received by the US Holder, subject to applicable limitations in the Code.  Dividends paid on the common shares will be "passive category income" or "general category income" for U.S. foreign tax credit purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each US Holder.  A US Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes paid for a given taxable year may instead claim a deduction for all foreign paid in that taxable year.  US Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

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

G.

STATEMENT BY EXPERTS

We have included in "Item 4. Information on the Company" information about the Fuwan Silver Project from an updated technical report prepared by P & E Mining Consultants Inc., of 2 County Court Blvd., Suite 202, Brampton. Ontario, Canada, L6W 3W8. The authors of the report are Eugene Puritch P.Eng. and Tracy Armstrong P.Geo. The technical report was prepared under the guidelines of Canadian National Instruments 43-101.  The Company filed the Updated 43-101 technical report on November 2, 2006 via SEDAR.  P&E Mining Consultants Inc. has consented to the inclusion of this information and has authorized the relevant contents of "Item 4. Information on the Company".

We have included in "Item 4. Information on the Company" information about the Jinniushan Gold Project from a technical report prepared by Peter G. Folk, P. Eng., of 280 Wood Dale Drive, Comp. 47, Site 21, Mayne Island, B.C., Canada, V0N 2J0. The technical report was prepared under the guidelines of Canadian National Instruments 43-101.  The Company filed the Updated 43-101 technical report on January 3, 2007 via SEDAR.  Peter G. Folk has consented to the inclusion of this information and has authorized the relevant contents of "Item 4. Information on the Company".

We have included in "Item 4. Information on the Company" information about the Changkeng Gold Project from a technical report by P & E Mining Consultants Inc., of 2 County Court Blvd., Suite 202, Brampton. Ontario, Canada, L6W 3W8. The authors of the report are Eugene Puritch P.Eng., Antoine Yassa, P. Geo. and Tracy Armstrong P.Geo. The technical report was prepared under the guidelines of Canadian National Instruments 43-101.  The Company filed the Updated 43-101 technical report on April 24, 2008, an amended and restated technical report on October 6, 2008 and an updated technical report on May 11, 2009 via SEDAR.

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

At December 31, 2004, the Company owned a 70% interest in Minco Silver but following a subsequent financing by Minco Silver, Minco Gold’s interest decreased to 55.56%.  On December 2, 2005, Minco Silver became a report issuer listed on the Toronto Stock Exchange ("TSX") under the trading symbol "MSV".  The Company currently owns 13,000,000 common shares of Minco Silver or a 40.48% of the issued and outstanding common shares of Minco Silver.  Minco Silver and GGB agreed pursuant to the Amending Contract that, subject to the payment of the applicable purchase price, Minco Silver (through Minco China) would hold a 100% interest in the Fuwan Permits, subject to GGB retaining a 10% net profit interest in the properties subject to the Fuwan Permits.

Minco Silver became involved in a number of litigations to collect and release on a loan made to Sterling Mining Company ("Sterling") in the amount of USD$5,000,000 as a part of Minco Silver’s business transactions.

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

At the end of the period covered by this report, the fiscal year ended December 31, 2008, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")).

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

The Company has a limited number of staff and it is not always possible to achieve a complete segregation of incompatible duties. Management attempts to mitigate the risk of any material misstatement occurring through compensating controls and the "hands-on" involvement and knowledge of the senior management, however, a control system, no matter how well designed and functioning, can only provide reasonable, not absolute assurance the objectives of the control system are met.

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

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that the Company has one audit committee financial expert serving on its audit committee and that the individual is "independent".  Mr. Malcolm F. Clay, Chairman of the Audit Committee serves as the Audit Committee’s financial expert. He is a Chartered Accountant, with over 27 years experience in both public and private companies.

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

  the prompt internal reporting of violations of our code of ethics; and·

  accountability for adherence to our code of ethics.

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS

FOR AUDIT COMMITTEES

The Company believes that the majority of the members of the Audit Committee were "independent".

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

IN ADDITION TO THE FOREGOING CORPORATE GOVERNANCE PRACTICES, THE COMPANY HAS ALSO ADOPTED A COMMUNICATIONS POLICY.  BOTH THE TORONTO STOCK EXCHANGE (THE "TSX") AND THE VARIOUS PROVINCIAL SECURITIES COMMISSIONS ENCOURAGE COMPANIES TO ADOPT THEIR OWN INTERNAL COMMUNICATIONS POLICIES (THE "COMMUNICATIONS POLICY"). TO FACILITATE THIS, THE TSX AND THE CANADIAN SECURITIES ADMINISTRATORS (THE "CSA") HAVE ISSUED SIMILARLY-WORDED GUIDELINES – THE FORMER IS FOUND IN PART IV(B) "TIMELY DISCLOSURE" OF THE TSX COMPANY MANUAL; THE LATTER IN NATIONAL POLICY 51-201, "DISCLOSURE STANDARDS".  THE COMPANY’S COMMUNICATIONS POLICY INCORPORATES THE AFOREMENTIONED TSX AND CSA GUIDELINES.

COMMUNICATIONS POLICY

The Communications Policy also explains the Company's policies with respect to confidentiality of information and rules that must be followed when buying or selling the Company shares.  The onus for complying with the Communications Policy and the relevant insider trading and other rules is on each director, officer, employee and insider of the Company.  The Communications Policy also contains the Company’s "whistleblower" policies.  Each employee is expected to report situations in which he or her suspects fraud or is aware of any internal control weaknesses.  In addition, weaknesses in the internal control procedures of the Company that may result in errors or omissions in financial information, or that create a risk of potential fraud or loss of the Company’s assets, are expected to be brought to the attention of both management and the Board of Directors.

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

The following is the Company’s Communications Policy.

Overview

Both the Toronto Stock Exchange (the "TSX") and the various provincial securities commissions encourage companies to adopt their own internal communications policies (the "Policy"). To facilitate this, the TSX and the Canadian Securities Administrators (the "CSA") have issued similarly-worded guidelines – the former is found in Part IV(B) "Timely Disclosure" of the TSX Company Manual; the latter in National Policy 51-201, "Disclosure Standards".  This Policy, which is current as of May 11, 2005, incorporates the aforementioned TSX and CSA guidelines.  This Policy has been approved by the Board of Directors of Minco Gold Corporation (the "Company") and must be presented for reading by all directors, officers and employees of the Company and its subsidiaries with access to strategic or material non-public information involving the Company and its affairs.

The Policy covers all employees of the Company, its Board of Directors, those authorized to speak on its behalf and all other insiders.  It covers disclosures in documents filed with the securities regulators, financial and non-financial disclosure, including management’s discussion and analysis ("MD&A") and written statements made in the Company’s annual and quarterly reports, press releases, letters to shareholders, presentations by senior management and information contained on the Company’s web site and other electronic communications.

It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.  This document will explain the Company's policies with respect to confidentiality of information and rules that must be followed when buying or selling the Company shares. This document is only a summary of specific rules and regulations.  If you have any questions on any issues discussed in this Policy or how you may be affected by the various securities laws, please contact the Chief Financial Officer ("CFO"), or in his absence, the Chief Executive Officer ("CEO").   The onus for complying with the Policy and the relevant insider trading and other rules is on each director, officer, employee and insider of the Company.  It is fundamental to the reputation and ongoing success of the Company that its directors, officers, employees and insiders respect and adhere to the rules and procedures outlined in this Policy.

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

B.

Procedure

(I)

Information is deemed "material" and will require prompt disclosure when such information, if made public, would reasonably be expected to result in a significant change in the market price or value of any of the Company's listed securities.  It is also defined as anything that a reasonable investor would consider important in assessing the Company as a potential investment. Material information consists of both material facts and material changes.  Examples of material information would include quarterly results, acquisition of new assets, senior management changes, equity or debt issues, commencement or update of co-development programs, etc. In addition, the declaration of any dividend, conditional or unconditional, will be disclosed immediately upon the conclusion of the Board meeting at which the decision to declare the dividend was made and quarterly financial statements will be disclosed immediately after the Board meeting at which they were approved. The release of information pertaining to dividends and quarterly financial statements will be addressed by the CFO of the Company upon the Board’s approval of such statements and dividends without further instructions or authority.  The Company shall endeavor to include, where appropriate, in its press releases and other disclosure documents (i) appropriate cautionary information, especially in reference to forward-looking statements, (ii) specific time references, e.g., ''as of (specific time and date rather than indefinite time references such as 'currently') no merger discussions have taken place" to minimize the duty to update, and (iii) information sufficient to answer likely questions to minimize further inquiry.

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

(III)

The CEO and CFO (the "Responsible Officers") may appoint designated spokespersons (the "Designated Spokespersons") authorized to disclose or discuss information concerning the Company to specific groups such as the media, analysts, institutional investors and other market professionals.  All other directors, officers and employees approached by these, or other parties for such information shall refer such inquiries to one or more of the Responsible Officers.

(IV)

In the event that a Responsible Officer determines that material information should be disclosed, the Responsible Officer shall cause a news release to be issued disclosing all material facts and, if the TSX is open for trading, shall advise the Market Surveillance branch of the TSX ("Market Surveillance") of the details of the release and the proposed method of dissemination.  In the event that a Designated Spokesperson believes that material information should be disclosed, he or she should inform a Responsible Officer immediately.  Where an announcement is to be made after the TSX has closed for trading, Market Surveillance should be advised of this information before trading opens the next trading day.  Market Surveillance shall determine whether a halt in trading is necessary.  After consulting with Market Surveillance, the Responsible Officer shall send the news release to Canada Stockwatch, Market News, Canada News Wire or other news distribution service, with a copy to Market Surveillance. Immediately following the issuance of the news release, the Responsible Officer shall seek the advice and counsel of the Company’s securities counsel regarding possible filing requirements (i.e., material change reports) with the appropriate securities regulatory authorities.

(V)

In the event that material information which would otherwise be required to be promptly disclosed must, for any reason, is kept secret for any length of time, the Responsible Officer, on the advice and counsel of the Company’s securities counsel, shall so advise Market Surveillance and explain the reasons for such request.  The Company should also discuss with securities counsel whether or not a confidential material change report should be filed.  Release of the information shall thereafter be made as soon as possible, consistent with the instructions of Market Surveillance. If material information is being withheld, the Company is under a duty to take precautions to keep such information confidential (see Item #2 of this Policy – "Maintaining Confidentiality of Information").  In the event that such information or rumours thereof is divulged (other than in the necessary course of business), the Company shall immediately disclose the information to the general public in a news release prepared in accordance with this Policy.

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

2.

MAINTAINING CONFIDENTIALITY OF INFORMATION

A.

Policy

No director, officer or employee in possession of non-public information concerning the technology, finances, affairs and prospects of the Company that, if generally known, could be reasonably expected to cause a significant change in the market price of the Company’s stock ("Confidential Information") shall disclose such information to any person outside the Company, unless such person has been designated under this Policy, or by the CEO, to make such disclosure.

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

(II)

To limit the number of people who know about Confidential Information, the Company should limit access to only those parties who, as a function of their employment with the Company, are required to know the information.  Documents containing confidential information should be clearly marked "Confidential", be stored in a secure place and code words should be used where practicable for material projects that have not been generally disclosed to the public.

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

(IV)

Before a meeting with other parties at which Confidential Information may be imparted, the other parties should be told that they must not divulge that information to any other party, other than in the necessary course of business, and that they may not trade in the Company’s securities until the information is generally disclosed (see Item #3 of this Policy – "Trading by Insiders and Employees").  In addition, other parties are required to sign a copy of the Company’s Non-Disclosure and Non-Competition Agreement.

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

TRADING BY INSIDERS AND EMPLOYEES

A.

Policy

Trading in the securities of the Company (including dealings with options, futures, rights and all other securities) or the provision to other parties of information to facilitate a possible trade ("tipping") by any director, officer or employee with knowledge of undisclosed material information about the Company is strictly prohibited.  In addition, in circumstances where a director, officer or employee becomes aware of undisclosed material information concerning another public company as a result of their employment with the Company, trading in the securities of such other company is similarly prohibited.

B.

Procedure

(I)

It is an offence for any person in a "special relationship" with the Company to trade securities of the Company while in possession of material non-public information that, if made public, could reasonably be expected to cause a significant change in the price of the Company’s stock.  Persons in a "special relationship" with the Company include all directors, officers and employees of the Company, plus all parties ("tippees") who learn of material information from any director, officer or employee of the Company ("tippers"), where the tippee knows or reasonably ought to have known that the tipper was in a special relationship with the Company.  Directors, officers and employees are also deemed to be in a special relationship with another company (and are correspondingly prohibited from trading in the securities of said other company), if they become aware of undisclosed material information concerning the other company as a result of their employment with the Company.

(II)

Insiders are considered to have a "special relationship" with the Company on an ongoing basis.  For the purpose of this Policy, the definition of "Insider" includes all directors, senior officers and greater than 10% shareholders of the Company.  In order to prevent insider trading violations or any appearance of impropriety, any Insider that proposes to make a trade that may be prohibited under this Policy should obtain from the CEO or the CFO a determination as to whether or not the undisclosed information that he or she possesses is material or whether a trade may be made. If any ambiguity exists as to whether or not a director, officer or employee should be permitted to make a trade, the matter should be discussed with the Company’s securities counsel. Insiders of the Company will be required to complete and file an insider trading report within 10 days of the date that such Insider purchased or sold securities of the Company.  These reports may be obtained from the CFO or the Corporate Secretary. Insiders are personally responsible for filing accurate and timely insider trading reports.  Insiders are required to provide a copy of all insider reports to the Corporate Secretary, or other designated person, concurrent with their filing to regulatory authorities.  There now exists a web-based on-line filing system for Insider reports (www.sedi.ca).  Failure of an Insider to file an insider trading report on a timely basis may result in a fine of up to $1 million, imprisonment for a term of up to three years, or both.  Any questions regarding filing insider trading reports should be taken up with the Corporate Secretary as early as possible.

(III)

Certain circumstances will give rise to periods of time ("Black-out Periods") during which no trading of securities is to take place at all by directors, officers and employees who are routinely (or in the special circumstances at hand) in possession of undisclosed material information ("Restricted Persons").  The imposition of Black-out Periods is to be determined and announced by the CFO and shall include periods from two weeks following the end of the first, second and third fiscal quarter, and four weeks following the end of the fourth quarter, and shall remain in effect until the second business day following release of the related financial information.  A Black-out Period shall also be declared by the CFO pending the announcement of any material undisclosed development affecting the Company or following the crystallization of a material transaction involving the Company. Black-out Periods shall remain in effect until the second business day following release of the material information concerned. In declaring a Black-out Period, the CFO may stipulate whether any particular class of Restricted Person is to be fully or partially excused from the application of the Black-out Period, and the CFO may determine whether any particular reason is to be given for the imposition of a Black-out Period.

(IV)

Persons involved in the negotiation of material transactions will be held to a higher standard than other Restricted Persons as a result of their more intimate knowledge of a particular transaction. Accordingly, such persons should cease trading in the Company’s securities when any material transaction comes under serious negotiation, rather than upon the imposition of a Black-out Period. If any ambiguity exists as to whether or when a transaction has come under "serious negotiation", the matter should be discussed with the Company’s securities counsel.

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

6.

PROCEDURE FOR REPORTING OF FRAUD OR CONTROL WEAKNESSES

Each employee is expected to report situations in which he or her suspects fraud or is aware of any internal control weaknesses. An employee should treat suspected fraud seriously, and ensure that the situation is brought to the attention of the Board of Directors. In addition, weaknesses in the internal control procedures of the Company that may result in errors or omissions in financial information, or that create a risk of potential fraud or loss of the Company’s assets, should be brought to the attention of both management and the Board of Directors.  To facilitate the reporting of suspected fraud, it is the policy of the Board of Directors that the employee (the "whistleblower") has anonymous and direct access to the Chair of the Audit Committee.  The current Chair, Mr. Malcolm Clay, can be reached at (604) 688-8002.  Should a new Chair be appointed prior to the updating of this document, current Chair will ensure that the whistleblower is able to reach the new Chair in a timely manner.  In the event that the Chair of the Audit Committee cannot be reached, the whistleblower should contact the Chair of the Board of Directors.  Access to the names and place of employment of the Company’s Directors can be found in the Company’s website.  In addition, it is the policy of the Board that employees concerned about reporting internal control weaknesses directly to management are able to report such weaknesses to the Board anonymously.  In this case, the employee should follow the same procedure detailed above for reporting suspected fraud.

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

Ken Cai

Paul Zhang

President and CEO

Chief Financial Officer

Vancouver, Canada

July 29, 2009

ERNST & YOUNG

REPORT OF INDEPENDENT AUDITOR

To the Shareholders of
Minco Gold Corporation

We have audited the consolidated balance sheets of **Minco Gold Corporation** as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Vancouver, Canada,
April 14, 2009.

Chartered Accountants

ERNST & YOUNG

Comments by Auditors for United States Readers on Canada – United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 14, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the consolidated financial statements.

Ernst & Young LLP

Vancouver, Canada,
April 14, 2009.

Chartered Accountants

MINCO GOLD CORPORATION
(Formerly Minco Mining & Metals Corporation)
(An exploration stage enterprise)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(See Nature of Operations and Going Concern Uncertainty – Note 1)	December 31, 2008	December 31, 2007

ASSETS

Current assets
Cash and cash equivalents	2,604,411	1,302,483
Short-term investments (Note 4)	922,559	6,149,044
Receivables	896,731	319,337
Due from Minco Silver Corporation (Note 14(b))	1,246,282	4,639,788
Due from Minco Base Metals (Note 14(b))	506,569	271,999
Prepaid expenses and deposits	129,113	103,672
Assets of discontinued operations (Note 10)	-	5,838

	6,305,665	12,792,161

Long-term rental deposit	51,523	51,277
Long-term marketable securities (Note 5)	12,600	-
Mineral interests (Notes 6)	-	358,500
Plant, property and equipment (Note 7)	513,521	499,710
Equity investment in Minco Silver Corporation (Note 8)	3,675,116	3,079,412
Assets of discontinued operations (Note 10)	-	4,461
Total assets	10,558,425	16,785,521

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	5,671,434	889,863
Loans payable (Note 11)	2,881,237	-
Due to Minco Silver (Note 14(b))	-	1,929,893
Tax payable (Note 13)	136,136	-
Liabilities of discontinued operations (Note 10)	-	38,549
Total liabilities	8,688,807	2,858,305
Non-controlling interest (Note 9)	-	82,685

SHAREHOLDERS' EQUITY

Share capital (Note 12(a))	34,021,922	33,941,510

Contributed surplus (Note 12(c))	4,930,097	3,721,117

Deficit accumulated during the exploration stage	(37,082,401)	(23,818,096)

Total shareholders’ equity	1,869,618	13,844,531
Total liabilities and shareholders’ equity	10,558,425	16,785,521
See Subsequent Event Note 21 See accompanying notes to consolidated financial statements

On behalf of the Board	"Malcolm Clay"	"Robert Callander "
	Malcolm Clay	Robert Callander
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

1.

Nature of Operations and Going Concern Uncertainty

(a)

Minco Gold Corporation (the "Minco Gold" and the "Company") was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. Following a number of name changes the Company became Minco Gold in 2007. The principal business activities include the acquisition, exploration and development of gold properties.

(b)

Minco Gold is exploring and evaluating gold mineral properties and projects in the People’s Republic of China ("China") with the aim of bringing these properties to production. The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be an exploration stage enterprise as it has not yet generated any revenue from operations.

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

Prior to January 1, 2008, the Company capitalized only mineral property and mineral exploitation rights acquisition costs.  Exploration permit acquisition, exploration and development costs were expensed as incurred, as proven and probable reserves had not been established.  During 2008, the Company did not have any properties that would qualify for capitalization to a mineral interest. The adoption of this new accounting policy is to align the policy for consistent application with that of Minco Silver Corporation ("Minco Silver") an equity investee that changed its accounting policy during 2008 (see Note 8), which as defined as part of a group, requires consistent application of policies.

3.

Significant Accounting Policies

(a)

Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars.

The consolidated financial statements include the accounts of Minco Gold, its wholly-owned China subsidiaries Minco Mining (China) Corporation ("Minco China"), Yuanling Minco Mining Ltd. ("Yuanling Minco") and Huaihua Tiancheng Mining Ltd. ("Huaihua Tiancheng"); its wholly owned British Virgin Island subsidiary Triple Eight Mineral Corporation ("Temco"); its 65% interest in the joint venture company Inner Mongolia Damo Mining Co. Ltd. ("Damo"); its 70% interest in the joint venture company Henan Zhongjia Minco Mining Co., Ltd. ("Zhongjia Minco"), and its 51% interest in the joint venture company Guangzhou MingZhong Mining Co., Ltd. ("MingZhong").

Effective October 31, 2008, the Company sold its 75% interest in the joint venture company Inner Mongolia Huayu-Minco Mining Co., Ltd. ("HYMK") in an arms length transaction.  Please refer to the Company’s balance sheet (see Notes 6 and 10).

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

3.

Significant Accounting Policies (continued)

(d)

Short-term Investments

Short-term investments comprise marketable securities and guaranteed investment certificates with remaining terms to maturity of greater than 90 days when acquired. Marketable securities are valued at mark to market with a published price quotation at the balance sheet date. Short-term investments are classified as held-for-trading financial instruments in accordance with the requirements of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3855 "Financial Instruments", adopted by the Company on January 1, 2007. These investments are recorded at fair value with unrealized gains and losses being recorded in income in the current period.

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

The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section ("CICA 3870"), "Stock-based Compensation and Other Stock-based Payments". Stock-based compensation expense is calculated using the Black-Scholes option pricing model with a corresponding credit to contributed surplus, on a straight-line basis over the vesting period. Warrants granted are recorded at estimated fair values using the Black-Scholes pricing model. If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

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

(r)

Adoption of Recent Accounting Pronouncements

On January 1, 2008, the Company adopted six standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1400, General Standards of Financial Statement Disclosure ("Section 1400"), Handbook Section 1506, Accounting Changes ("Section 1506"), Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3031, Inventories – ("Section 3031"), Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments - Presentation ("Section 3863"). These standards were adopted on a prospective basis without restatement of prior periods.

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

(ii)

Goodwill and Intangibles – Section 3064

The CICA issued the new Handbook Section 3064, "Goodwill and Intangible Assets", which will replace Section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to the Company’s annual and interim financial statements beginning January 1, 2009. The Company does not expect the adoption of this change to have an impact on its consolidated financial statements.

(iii)

Sections 1582, Business Combinations, 1601, Consolidations and 1602, Non-controlling Interests

In January 2009, the CICA issued these new sections to replace Section 1581, "Business Combinations" and Section 1600, "Consolidated Financial Statements." Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section). Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. A bargain purchase will result in the recognition of a gain.

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

3.

Significant Accounting Policies (continued)

(iv)

EIC -173 Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009 the Emerging Issues Committee ("EIC") issued EIC-173. In this EIC the Committee reached a consensus that in determining the fair value of financial assets and financial liabilities an entity should take into account the credit risk of the entity and the counterparty. The EIC is effective for periods ending after the issuance date, the Company is evaluating the effect of EIC-173 and will adopt prospectively.

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

4.

Short-term Investments

As at December 31, 2008, short-term investments consisted of $850,904 of cashable guaranteed investment certificates with terms of greater than ninety days but not greater than one year (2007 – $3,995,269) and $71,655 in commercial notes (2007 – $2,065,775). Included in the balance reported at December 31, 2007, the Company held 420,000 common shares of Nanika Resources Inc. (formerly known as New Cantech Venture Inc.) ("Nanika"). The market value of the shares was $88,000 as at December 31, 2007.

5.

Marketable Securities

As at December 31, 2008, the Company held 420,000 common shares of Nanika Resources Inc. The market value of the shares was $12,600. In 2008, Management assessed the Company’s marketable security holdings and determined to reclassify the shares of Nanika as long-term for consistency with management’s intentions.

6.

Mineral Interests

i.

Guangdong – Changkeng

On February 8, 2007, Minco China, Minco Gold’s wholly owned subsidiary, replaced Minco Gold as the controlling shareholder in MingZhong by signing a joint venture agreement with the JV partners ("the minority shareholders") to form Guangzhou MingZhong Mining Co., Ltd ("MingZhong") and on March 30, 2007 MingZhong received its business license.

6.

Mineral Interests (continued)

The original Changkeng exploration permit (owned by No. 757 Exploration Team of Guangdong Geological Exploration Bureau ("757 Exploration Team")) which expired in September 2006, has been renewed until September 10, 2009. MingZhong signed an exploration permit transfer agreement with No. 757 Exploration Team and on January 5, 2008, MingZhong received the exploration permit. The value of the exploration permit was RMB 48 million (approximately $7.3 million).

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

On July 18, 2008 the Company signed an agreement with Long Da Fu (Beijing) Investments Co. Ltd ("LongDaFu") to sell the interest in HYMK for RMB 7 million ($1.2 million). There was a transition period from September 10, 2008 to October 31, 2008 while the companies awaited government approval. Following receipt of government approval, on October 31, 2008, Long Da Fu took over management control and daily operations. Of the total RMB 7 million ($1.2 million), the Company received RMB 4.25 million ($757,710) and has recorded RMB 2.75 million ($490,283) as receivable on December 31, 2008. This was received subsequent to the year end 2008.

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

vi.         Henan Zhongjia - XiaoShan

The Xiaoshan project consists of two exploration permits (the Huluyu permit and the Dafangshan permit) and both permits are held by the Henan Nonferrous Exploration and Mining Company ("HNEM"), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province.

On April 30, 2007, a JV contract was signed between Minco China and HNEM to jointly explore and develop the precious and nonferrous resources in the Xiaoshan project area. On June 11, 2007, a business license was issued to the JV, Henan Zhongjia Minco Mining Co. Ltd. ("Zhongjia"). The Company has spent accumulative costs of $1.5 million up to December 31, 2008 (2007 - $1.1 million, 2006 - nil) on exploration activities, including $842,788 (RMB 6.0 million) incurred in 2007 to acquire the exploration permits.

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

6.

Mineral Interests (continued)

The following is a summary of exploration costs incurred by the Company:

	2008	2007	2006
Gansu
• Yangshan, Anba (*)	-	12,941	32,061
• Minco-Qinqi (formerly Western Extension of Yangshan)	-	(163,088)	20,088
• Longnan	1,414,127	886,375	416,215
Inner Mongolia
• Gobi Gold	270,532	214,319	11,151
• BYC (**)	-	34,098	135,374
Guangdong
• Changkeng	8,351,719	176,365	56,034
• Fuwan	8,351,719	176,365	56,034
Henan
• Xiaoshan	411,181	1,131,000	-
Hunan
• Gold Bull Mountain	98,948	655,858	1,402,734
Gross exploration costs	10,546,507	2,947,948	3,016,863
Exploration cost recoveries	-	163,008	(95,331)
Expensed exploration permits	(6,611,918)	(842,788)	(852,000)
Expensed mining license costs	(358,500)	-	-
Expensed exploration costs	(3,934,589)	(2,268,168)	(1,711,132)
Capitalized mining permit costs	$ -	$ -	$ 358,400

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

On July 22, 2008, Minco Silver announced the potential acquisition of 100% of the issued and outstanding common shares of Sterling Mining Company ("Sterling").  Among the terms of the deal is that Minco Silver has offered 0.51 of a Minco Silver share for each one of Sterling’s share.  The Company extended a line of credit in the amount of US$15.0 million ("the facility") to be advanced from time to time to meet general working capital and other operating expenses to carry on Sterling’s business, of which US$5.0 million was advanced on July 30, 2008; bearing 10% simple interest plus fees and expenses.

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

Non-Controlling Interest ("NCI")

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

10.

Discontinued Operations

Pursuant to CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations", the consolidated financial statements of the Company have been reclassified to reflect discontinued operations of Minco Base Metals Corporation ("Minco Base Metals") and of Inner Mongolia HuaYu-Minco Mining Co., Ltd. (HYMK). Accordingly, exploration costs and administrative expenses, assets and liabilities and cash flows of discontinued operations have been segregated in the Consolidated Statements of Operations and Comprehensive Loss and Deficit and Consolidated Balance Sheets. The net operating results, net assets and net cash flows have been reported as "Discontinued Operations".

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

20.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material aspects from United States Generally Accepted Accounting Principles ("US GAAP"). The significant differences between Canadian GAAP and US GAAP affecting the Company’s financial statements are summarized as follows:

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

There were no reconciliation items for the Consolidated Statement of Cash Flows

(a)

Stock Based Compensation

(1)

Under Canadian GAAP, the Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based compensation and other stock-based payments ("s. 3870"). Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

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

20.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

On January 1, 2006, the Company adopted SFAS 123(R) "Share-Based Payment" for US GAAP purposes. SFAS 123(R) requires that stock-based compensation expense be based on awards that are ultimately expected to vest. The adoption of SFAS 123(R) did not result in a significant difference from the stock-based compensation expense that would have been recognized under SFAS 123.

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

Effective January 1, 2007, under Canadian GAAP, the Company has adopted CICA Handbook Section 3855 "Financial instruments – Recognition and Measurement". In accordance with Section 3855, the Company classified all its short term investments as held for trading financial assets which are measure at fair value and any unrealized gains or losses on held-for-trading financial assets are included in net income.

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

(j)

Recent accounting pronouncements:

Non-controlling Interests

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51". This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. Upon its adoption, effective as of the beginning of the Company's fiscal year 2010, non-controlling interests will be classified as equity

20.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

in the Company's balance sheet and income and comprehensive income attributed to the non-controlling interest will be included in the Company's income and comprehensive income. The provisions of this standard must be applied prospectively upon adoption except for the presentation and disclosure requirements. Management is currently evaluating the impact of adopting SFAS No. 160 on the Company's consolidated financial position and results of operations.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how an acquirer (continued) business combination recognizes and measures the assets acquired, liabilities assumed, and any non-controlling interest in the acquiree. The provisions of SFAS No. 141(R) will become effective for the Company's business combinations occurring on or after January 1, 2009.

Fair Value of a Financial Asset when the Market for That Asset is Not Active

SFAS FSP No. 157-3, "Determining the Fair Value of a Financial Asset when the Market for That Asset is Not Active". (SFAS No. 157-3), was issued October 2008. SFAS FSP No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides key considerations in determining the fair value of the financial asset. FSP FAS No.157- 3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate. It is not expected that the adoption of this standard for US GAAP purposes will have a material effect on the consolidated financial statements.

Hierarchy of GAAP

SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS No. 162") was issued May 2008. SFAS No. 162 identifies the sources of accounting and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 was effective November 15, 2008. The Company does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

Subsequent events

SFAS 169, "Subsequent Events", ("SFAS No. 169") was issued May 2009.  SFAS No. 169 sets out (a) the period after the balance sheet date during which management should evaluate events that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (c) he disclosures that an entity should make about events or transactions that occurred after the balance sheet date. An entity should apply the requirements of this statement to interim and annual financial periods ending after June 15, 2009. The Company is currently evaluating the impact of this statement on the financial statements.

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

Ken Cai

Paul Zhang

       President and CEO

             Chief Financial Officer

       Vancouver, Canada

       July 29. 2009

ERNST & YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Minco Silver Corporation

We have audited the consolidated balance sheets of Minco Silver Corporation (the "Company") as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Vancouver, Canada,
April 1, 2009.

Chartered Accountants

MINCO SILVER CORPORATION

(A development stage enterprise)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

		December 31, 2008	December 31, 2007

	ASSETS

	Current assets
	Cash	$1,174,021	$2,647,546
	Short-term investments (Note 4)	3,706,506	14,219,920
	Receivables	147,262	193,022
	Due from Minco Gold (Note 11(a))	-	1,929,893
	Prepaid expenses and deposits	370,969	22,704
	Total current assets	5,398,758	19,013,085

	Loan receivable (Note 5)	6,771,068	-
	Mineral interests (Notes 2, 6)	5,294,098	-
	Plant, property and equipment (Note 7)	265,561	244,084
	Total assets	$17,729,485	$19,257,169

	LIABILITIES

	Current liabilities
	Accounts payable and accrued liabilities	$703,088	$968,279
	Due to Minco China (Note 11(b))	939,806	4,639,788
	Due to Minco Gold (Note 11(c))	306,476	-
	Total liabilities	1,949,370	5,608,067

	SHAREHOLDERS' EQUITY
	Share capital (Note 8 (a))	25,799,213	21,804,252
	Contributed surplus (Note 8 (c))	6,692,188	6,260,998
	Deficit	(16,711,286)	(14,416,148)
	Total shareholders’ equity	15,780,115	13,649,102
	Total liabilities and shareholders’ equity	$17,729,485	$19,257,169
	Nature of Business and Going Concern Uncertainty (Note 1) Commitments and Contingencies (Note 6, 12 and 13) Subsequent Events (Note 16)
	See accompanying notes to consolidated financial statements

On behalf of the Board:	"Chan-Seng Lee"	"William Meyer"
	Chan-Seng Lee	William Meyer

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

Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

1.

Nature of Business and Going Concern Uncertainty

Minco Silver Corporation ("Minco Silver" or the "Company") was incorporated on August 20, 2004 under the laws of British Columbia, Canada. Its principal business activities include the acquisition, exploration and development of silver mineral properties.

At December 31, 2008, Minco Gold Corporation (formerly Minco Mining & Metals Corporation) ("Minco Gold") owned a 40.48% (2007 – 41.75%) equity interest in Minco Silver Corporation.

Minco Silver is exploring, evaluating and developing silver mineral properties and projects in the Peoples’ Republic of China ("China") with the aim of bringing properties to production. The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be a development stage enterprise as it has not yet generated any revenue from operations.

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

The effect of the new policy on the current year financial statements is to capitalize $5.3 million of development related costs to "Mineral Interests". As there had previously been no projects or properties determined to have met the necessary criteria for capitalization, there is no effect of the new policy on prior years.

3.

Significant Accounting Policies

a.

Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of Minco Silver Corporation, Minco Silver, Ltd. and Foshan Minco FuWan Mining Co. Ltd ("Foshan Minco") which is subject to a 10% carried interest (note 6).

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

c.

Short-term Investments

Short-term investments comprise marketable securities, highly liquid investment grade bonds, and guaranteed investment certificates with remaining terms to maturity of greater than 90 days when acquired. Short-term investments are classified as held-for-trading financial instruments in accordance with the requirements of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3855 "Financial Instruments", adopted by the Company on January 1, 2007. These investments are recorded at fair value with unrealized gains and losses being recorded in income in the current period.

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

The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section ("CICA 3870"), "Stock-based Compensation and Other Stock-based Payments". Stock-based compensation expense is calculated using the Black-Scholes option pricing model with a corresponding credit to contributed surplus, on a straight-line basis over the vesting period. Warrants granted are recorded at estimated fair values using the Black-Scholes pricing model. If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

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

Adoption of Recent Accounting Pronouncements

On January 1, 2008, the Company adopted six standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1400, General Standards of Financial Statement Disclosure ("Section 1400"), Handbook Section 1506, Accounting Changes ("Section 1506"), Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3031, Inventories – ("Section 3031"), Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments - Presentation ("Section 3863"). These standards were adopted on a prospective basis without restatement of prior periods.

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

(ii) Goodwill and Intangibles – Section 3064

The CICA issued the new Handbook Section 3064, "Goodwill and Intangible Assets", which will replace Section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to the Company’s annual and interim financial statements beginning January 1, 2009. The Company does not expect the adoption of this change to have an impact on its consolidated financial statements.

(iii) Sections 1582, Business Combinations, 1601, Consolidations and 1602, Non-controlling Interests

In January 2009, the CICA issued these new sections to replace Section 1581, "Business Combinations" and Section 1600, "Consolidated Financial Statements." Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section). Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. A bargain purchase will result in the recognition of a gain. Acquisition costs will be expensed. Any non-controlling interest will be recognized as a separate component of shareholders’ equity and net income will be allocated between the controlling and noncontrolling interests. These new standards will apply to fiscal years beginning on or after January 1, 2011. The Company does not believe that these new Sections will have an impact on its financial statements unless the Company enters into a business acquisition subsequent to January 1, 2011.

(iv) EIC-173 Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009 the Emerging Issues Committee ("EIC") issued EIC-173. In this EIC the Committee reached a consensus that in determining the fair value of financial assets and financial liabilities an entity should take into account the credit risk of the entity and the counterparty. The EIC is effective for periods ending after the issuance date, the Company is evaluating the effect of EIC-173 and will adopt prospectively.

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

5.

Loan Receivable (also see Note 17 Subsequent Events)

On July 22, 2008 the Company announced that Minco Silver executed a letter of intent with Sterling Mining Company ("Sterling") to acquire 100% of the issued and outstanding common shares of Sterling, at a ratio of 0.51 of a Minco Silver share for each one of Sterling’s shares, based upon Minco Silver’s July 21, 2008 closing price. The offer valued Sterling at US $62.3 million.

The Company also extended a line of credit in the amount of US$15.0 million ("the facility") to be advanced from time to time to meet general working capital and other operating expenses to carry on Sterling’s business, of which US$5.0 million was advanced on July 30, 2008; bearing 10% simple interest plus fees and expenses.   It is a term of the facility that any and all subsequent advances be conditional upon the successful completion of an extended due diligence review of Sterling’s operations and the execution of a definitive agreement.

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

(b)

A preliminary working agreement in relation to the exploration and development of the Fuwan silver deposit ( the "Fuwan Silver Project"); and

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

Fuwan Silver Deposit

On July 20, 2005, the Ministry of Land and Resources, China, approved the transfer of the Fuwan Exploration Permit to Minco Mining (China) Corporation ("Minco China"), a wholly-owned subsidiary of Minco Gold. The total amount of the exploration permit had been fully paid

The exploration permits owned by the Company are held through Minco China for and on behalf of the Company.  Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects. In July 2008 the Company incorporated Foshan Minco as the operating company for the Fuwan project. In December 2008, the exploration permits for the project held by Minco China were transferred to Foshan Minco. Minco Silver currently has 100% controlling interest in Foshan Minco with the 10% carried interest in Foshan Minco being earned by GGB. There will be no distributions or participation by GGB, until such time as Minco Silver’s capital invested is returned to Minco Silver and the mine is in production and there are net profits for distribution. GGB is not required to fund any of the development or production capital, is not required to participate in any working capital calls to fund start up or participate in any losses that may be incurred. GGB will provide professional services and technical assistance to the Company in relation to the Company’s mining activities in Guangdong Province, China in return for its10% net profit interest in the Fuwan Silver Project.

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

On November 17, 2006, the Company completed a public offering (the "Offering") of 5,000,000 units at a price of $3.00 per unit for gross proceeds of $15,000,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant is exercisable at $3.45 per share until May 17, 2008. The Offering was completed by way of a short form prospectus through a syndicate of underwriters (the "Underwriters").

On December 1, 2006, the Company completed an additional 528,200 common shares at a price of $2.80 per common share and an additional 375,000 common share purchase warrants (the "Warrant") at a price of $0.40 per Warrant for gross proceeds of $1,628,960 pursuant to the exercise of an over-allotment option (the "Over-Allotment Option") by the Underwriters. Each Warrant is exercisable at $3.45 per share until May 17, 2008.

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

14.      Contingencies

The Company’s interest in the Changkeng Property relates to the assignment to it by Minco Gold of Minco Gold’s right to earn up to a 51% interest in the Changkeng Property’s silver mineralization pursuant to the Preliminary Changkeng Joint Venture ("JV") Agreement dated April 16, 2004, superseded by the formal joint venture agreement dated September 28, 2004.  On February 28, 2007 Minco China signed a joint venture agreement with the JV partners to form Guangdong Mingzhong Mining Corporation ("Mingzhong"). Mingzhong received its business license on March 30, 2007 and received the exploration permit in February 2008. The Company’s interest in the silver mineralization of the Changkeng Property is entirely dependent on: (i) the Changkeng JV (or Minco Gold directly) maintaining the Changkeng Permit; and (ii) Minco Gold acquiring and maintaining a 51% interest in the Changkeng JV (or in the Changkeng Property).

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

16.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These consolidated financial statements also conform, in all material respects,  with generally accepted accounting principles in the United States of America ("United States GAAP") with respect to recognition, measurement and presentation except as described and quantified below.

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

(a)

Comprehensive income:

Held -for-sale securities are recorded at market value. Unrealized holding gains and losses on held-for sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders’ equity until realized. Effective January 1, 2007, under Canadian GAAP, the Company has adopted CICA Handbook Section 3855 "Financial instruments – Recognition and Measurement". In accordance with Section 3855, the Company classified all its short term investments as held for trading financial assets which are measure at fair value and any unrealized gains or losses on held-for-trading financial assets are included in net income.

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

For US GAAP purposes, in accordance with Emerging Issues Task Force ("EITF") 04-2, Whether Mineral Rights Are Tangible or Intangible Assets, exploration expenditures as well as acquisition costs for properties, leases and permits, are expensed as incurred unless commercial feasibility is established.  Therefore, amount of $5,294,000 capitalized under Canadian GAAP shall be expensed in accordance with US GAAP.

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

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how an acquirer (continued) business combination recognizes and measures the assets acquired, liabilities assumed, and any non-controlling interest in the acquiree. The provisions of SFAS No. 141(R) will become effective for the Company's business combinations occurring on or after January 1, 2009.

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

Fair Value of a Financial Asset when the Market for That Asset is Not Active

SFAS No. 157-3, "Determining the Fair Value of a Financial Asset when the Market for That Asset is Not Active". (SFAS No. 157-3), was issued October 2008. SFAS No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides key considerations in determining the fair value of the financial asset. FSP FAS 157- 3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate. It is not expected that the adoption of this standard for US GAAP purposes will have a material effect on the consolidated financial statements.

Hierarchy of GAAP

SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS No. 162") was issued May 2008. SFAS No. 162 identifies the sources of accounting and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 was effective November 15, 2008. The Company does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.

Subsequent events

SFAS 169, "Subsequent Events", ("SFAS No. 169") was issued May 2009.  SFAS No. 169 sets out (a) the period after the balance sheet date during which management should evaluate events that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (c) he disclosures that an entity should make about events or transactions that occurred after the balance sheet date. An entity should apply the requirements of this statement to interim and annual financial periods ending after June 15, 2009. The Company is currently evaluating the impact of this statement on the financial statements.

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

April 29, 2010

"Ken Z. Cai"

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

Date:  April 29, 2010

"Ken Z. Cai

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

Date:  April 29, 2010

"Paul Zhang"

Paul Zhang, Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Minco Gold Corporation for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  April 29, 2010

"Ken Z. Cai"

Ken Z. Cai President

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Minco Gold Corporation for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:

April 29, 2010

"Paul Zhang"

Paul Zhang, Chief Financial Officer and Vice President Finance

Exhibit 14.2

CONSENT OF PETER FOLK

 Professional Engineer

I consent to the use of my Technical Report entitled "Report on the Jinniushan Gold Project Yuanling County, Hunan Province People's Republic of China", dated December 28, 2006 (the "Report") for Minco Gold Corporation prepared in compliance with National Instrument 43-101 and Form 43-101F1 in the Annual Registration Statement (Form 20-F) of Minco Gold Corporation (the "Company").

I have read the Annual Registration Statement (Form 20-F), the National Instrument 43-101 (the "Instrument"), the Companion Policy 43-101CP, and Form 43-101F1 (the "Form 43-101F1"), and confirm that:

(a)

I have no reason to believe that there are any misrepresentations in the information contained in the Annual Registration Statement (Form 20-F) derived from "The Report" or that is within my knowledge as a result of the investigations and enquiries made by me in connection with the preparation of the Report;

(b)

the Report complies with the requirements of the Instrument and Form 43-101F1.

Further, I hereby confirm my consent to the Company's use of the Annual Registration Statement (Form 20-F) for its regulatory filing purposes and its disclosure to the public.

Peter Folk, P.Eng

Mayne Island, British Columbia, Canada

April 22, 2010