Form 20-F
period 2009-12-31
MINCO GOLD CORP
filed 2010-05-17
CIK 1020825

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 20F

☐

ANNUAL         REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

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

Paul Zhang, CFO and VP Finance, (604) 688-8002 Ext. 109, (604) 688-8030, paul@mincomining.ca, Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, B6E 3P3

(Name, Telephone, Facsimile number, E-mail, and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares	NYSE Amex Equities
Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:    48,157,782

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

U.S. GAAP ☐

International Financial Reporting Standards as issued

Other ☒

By the International Accounting Standards Board ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

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

Yes ☐

No ☐

Not Applicable

INTRODUCTION AND USE OF CERTAIN TERMS

Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) is incorporated under the laws of the province of British Columbia, Canada.  In this document, the term “Company” refers to Minco Gold Corporation and its consolidated subsidiaries. Where required, the term “Minco Gold” refers to Minco Gold Corporation as a standalone entity. The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars.  Unless otherwise indicated, references to dollar amounts in this Annual Report relate to Canadian dollars.  Minco Gold Corporation files reports and other information with the Securities and Exchange Commission ("SEC") located at Judiciary Plaza, 100 F St. NE, Washington, D.C. 20549.   Copies of the Company's filings with the SEC may be obtained by accessing the SEC's website located at www.sec.gov.   Further, the Company also files reports under Canadian regulatory requirements on SEDAR.  Copies of the Company's reports filed on SEDAR can be obtained by accessing SEDAR's website at www.sedar.com. The principal executive office of the Company is located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3P3, Tel: 604-688-8002, Fax: 604-688-8030, email address info@mincomining.ca  and website www.mincomining.ca.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements regarding events and financial trends which may affect the Company's future operating results and financial position.  Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in forward looking statements.  These risk factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in China, all of which factors are set forth in more detail in the section entitled “Risk Factors” in Item 3.D. and “Operating and Financial Review and Prospects” at Item 5.

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
“Changkeng Permit”

means the reconnaissance survey exploration permit (#T01120080102000011) which expires on September 10, 2011 in respect of the 1.19 km2 Changkeng gold property in Gaoyao City of Guangdong Province in southern China.

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

“fault” or “block fault”

a fracture in a rock across which there has been displacement.  Block faults are usually steep, and break the earth's crust into “blocks” that are displaced vertically and/or laterally relative to each other.

“First Confirmation Agreement”	means the confirmation agreement dated May 2, 2005 between the Company, Minco China and Minco Silver Corporation.
“Fuwan JV Agreement”	means the formal joint venture agreement dated September 28, 2004 between Minco Silver Corporation and GGB.
“Fuwan Permits”	means, collectively, the Fuwan Silver Permit and the Additional Permits.
“Fuwan Property”

means the Fuwan silver property which is located in Guangdong Province in southern China beside the Xijiang River consisting of the following three components: (i) the properties which are the subject of the Fuwan Silver Permit; (ii) the properties which are the subject of the Luoke-Jilinggang Permit and the Guyegang-Sanyatang Permit; (iii) the Guanhuatang permit ; and (iv) Minco Gold's interests in the silver mineralization located on the Changkeng Property.

“Fuwan Silver Permit”

means the reconnaissance survey exploration permit (# 0100000730293) in respect of the 0.79 km2 Fuwan silver property in Gaomong Region, Foshan City of Guangdong Province issued to Minco China and initially having validity from August 20, 2007 to July 20, 2009.   The Fuwan Silver Permit was transferred to FoShan Minco, a subsidiary of Minco Silver, before the permit's original expiry date in conjunction with the combination of the Fuwan Silver Permit and the “Luoke-Jilinggang Permit” as one permit, under a new expiry date of the permit of July 20, 2011.

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
“Guanhuatang Permit”

means the reconnaissance survey exploration permit (# T011200805020004910100000510045) in respect of the 37.29 km2 Guanhuatang silver and multi-metals property in Foshan City of Guangdong Province issued to Minco China and having validity from April 7, 2005 to April 7, 2008. The new expiry date of the permit is on April 07, 2010.

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
“JVs”

means Joint Venture established with Chinese partners.  The Company owns controlling interests of over 50% in all JVs in China.  Joint Venture as used in reference to “Chinese joint venture”, “co-operative joint venture”, “equity joint venture”, “Sino-foreign co-operative joint venture” does not refer to a joint venture as contemplated by US or Canadian GAAP.  The term reflects the nomenclature of the related agreements.

“limestone”	A sedimentary rock consisting of chiefly >50% calcium carbonate.
“Luoke-Jilinggang Permit”

means the reconnaissance survey exploration permit (#T01120080402000336) in respect of the 76.62 km2 Luoke-Jilinggang silver and multi-metals property in Gaoyao City, Zhaoqing City of Guangdong Province issued to Minco China and having validity from September 26, 2008 to July 20, 2011

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

“mineral resource”

a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth as of May 12, 2010, the names, business addresses and functions of the Company's directors and senior management.

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

B.

ADVISERS

The Company's registrar and transfer agent for its common shares is Computershare Trust Company of Canada, located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada, telephone: 604-661-0224, fax: 604-661-9401, internet: www.computershare.com.  The principal executive office of the Company is located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3P3, Tel: 604-688-8002, Fax: 604-688-8030, email address info@mincomining.ca  and website www.mincomining.ca.  The Company's legal advisors are Salley Bowes Harwardt, located at 1185 West Georgia Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 4E6 and US legal advisors are Bullivant, Houser, Bailey PC (formerly “Bartel Eng & Schroder”), located at 1415 L Street, Suite 1000, Sacramento, California, 95814..

C.

AUDITORS

The Company's auditors are PricewaterhouseCoopers, LLP, Chartered Accountants, located at 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada, V6C 3S7.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The following selected financial information for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 are derived from the financial statements of the Company and should be read in conjunction with the financial statements and the notes attached to this Annual Report.  The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Over the period reviewed, there have been significant differences between Canadian GAAP and United States GAAP.

Canadian GAAP

	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Operations
Interest and sundry income	$ 123,052	$ 363,361	$ 299,354	$ 673,570	$ 475,554
Exploration expense	241,236	10,193,279	1,845,250	2,535,281	2,666,958
Loss from continuing operations	(756,504)	(14,117,717)	(6,717,499)	(1,529,160)	(939,153)
Loss for year	(200,900)	(13,264,305)	(7,580,231)	(1,589,324)	(1,013,541)
Loss per Common share from continuing operations
(basic and diluted)	$ (0.00)	$ (0.31)	$ (0.18)	$ (0.04)	$ (0.03)
Common shares used in calculations	43,148,525	42,970,813	42,908,809	41,193,591	34,501,784

Consolidated Balance Sheet Data
Total assets	14,595,566	10,558,425	16,747,109	19,584,528	18,643,798
Total liabilities	5,203,844	8,688.807	2,819,893	501,128	1,365,105
Non-controlling interest	2,493,427	-	82,685	-	-
Net assets	6,898,295	1,869,618	13,844,531	19,083,400	17,278,693
Share capital	$ 38,553,755	$ 34,021,922	$33,941,510	$33,809,903	$ 8,187,245
Shares outstanding – basic	48,157,782	42,989,051	42,928,385	42,865,219	38,633,992

United States GAAP

	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Operations
Interest and sundry income	$ 123,052	$ 363,361	$ 299,354	$ 673,570	$ 475,554
Exploration expense	241,236	10,193,279	1,845,250	2,535,281	2,666,958
Loss for year	(962,138)	(16,893,597)	(7,582,231)	(6,802,234)	(5,427,996)

Income (loss) per common share
From continuing operations
(basic and diluted)	$ (0.02)	$ (0.39)	$ (0.18)	$ (0.17)	$ (0.16)
Common shares used in calculations	43,148,525	42,970,813	42,908,809	41,193,591	34,501,784

Consolidated Balance Sheet Data
Total assets	11,696,990	8,397,987	16,747,109	19,838,955	18,643,798
Total liabilities	5,203,844	8,688,807	2,819,893	501,128	1,365,105
Net assets	6,493,146	(290,820)	13,844,531	19,337,827	17,278,693
Share capital	$ 38,553,755	$ 34,021,922	$36,757,166	$36,625,559	$31,002,901
Common shares outstanding	48,157,782	42,989,051	42,928,385	42,865,219	38,633,992

Exchange Rates

The following table sets forth information as to the average period end, high and low exchange rate for Canadian dollars and US dollars for the periods indicated based on the daily average Interbank rate (USD to CAD) in Canadian dollars as certified for customs purposes by OANDA (US$1.00 = S/B C$1.019 as at March 31, 2010 ).

Year Ended December 31	Average	Period End	High	Low
2009 2008	1.14 1.07	1.05 1.22	1.31 1.30	1.02 0.97
2007	1.07	0.99	1.19	0.92
2006	1.13	1.16	1.17	1.10
2005	1.22	1.14	1.27	1.14

The following table sets out the high and low exchange rate for each month during the previous 12 months:

Month	High	Low
March 2010 February 2010 January 2010 December 2009 November 2009 October 2009 September 2009 August 2009 July 2009 June 2009	$1.057 1.078 1.070 1.075 1.087 1.096 1.110 1.112 1.172 1.163	$1.006 1.037 1.022 1.037 1.042 1.021 1.059 1.063 1.075 1.078
May 2009	1.205	1.089
April 2009	$1.271	$1.198

B.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of December 31, 2009 and December 31, 2008 in accordance with Canadian GAAP.  This section should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this Annual Report.

	As of December 31, 2009	As of December 31, 2008
Shareholders' equity
Common shares, unlimited number of common shares without par value:
48,157,782 (2008 – 42,989,051) issued and outstanding shares	$38,553,755	$34,021,922
Contributed surplus	5,627,841	4,930,097
Deficit	(37,283,301)	(37,082,401)
Total capitalization and indebtedness	$6,898,295	$1,869,618

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

NOT APPLICABLE

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

Limited Operating History

The Company has no history of earnings and there are no known commercial quantities of mineral reserves on the Company's property. Accordingly it is not possible to predict when, if at all, the Company will generate revenues or income from its operations.

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

There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.  Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

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

Uninsured Risks

The Company's mining activities are subject to the risks normally inherent in mineral exploration, including but not limited to environmental hazards, industrial accident, flooding, periodic or seasonal interruptions due to climate and hazardous weather conditions, and unusual or unexpected formations. Such risks could result in damage to or destruction of mineral properties or production facilities, personal injury, environmental damage, delay in mining and possible legal liability.

The Company may become subject to liability for pollution and other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment for such liabilities would reduce the funds available for exploration and mining activities and may have a material impact on the Company's financial position.

Currency Exchange Rates

The Company maintains its accounts in US dollar, Canadian dollar and Chinese Renminbi (“RMB”) denominations. The government of the People's Republic of China (“PRC” or “China”) maintained the exchange rate between the RMB and the US dollar as a constant until July 2005 and thus exchange rates between the Canadian dollar and the RMB fluctuated in tandem with the changing exchange rates between the US and Canadian dollars. Since July 2005, the value of the RMB has been tied to a basket of currencies of China's largest trading partners. Given that most of Minco Gold's expenditures are currently and are anticipated to be incurred in Canadian dollars and RMB, Minco Gold is subject to foreign currency fluctuations which may materially affect its financial position and operating results. The Company does not currently have a formal hedging program to mitigate foreign currency exchange risks.

Competition

The precious metal minerals exploration industry and mining business are intensely competitive. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mining properties. Many of these competitors have substantially greater technical and financial resources than the Company. Competition could adversely affect the Company's ability to acquire suitable properties or prospects in the future.

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

Management and Directors

The success of the Company is currently largely dependent on the performance of its officers. The loss of the services of these persons will have a materially adverse effect on the Company's business and prospects. There is no assurance the Company can maintain the services of its officers or other qualified personnel required to operate its business. Failure to do so could have a material adverse affect on the Company and its prospects. The Company has not purchased any “key-man” insurance with respect to any of its directors or officers to the date hereof. The loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position.

Potential Conflicts of Interest

None of the Company's officers and directors devotes their full-time efforts to the Company. Certain members of the Company's board and officers of the Company also serve as officers or directors of other companies involved in natural resource exploration and development. Consequently, there exists the possibility that those directors and officers may be in a position of conflict. In particular, Ken Z. Cai serves as Director and CEO in each of the Company, Minco Silver and Minco Base Metals. In addition, Paul Zhang serves as Chief Financial Officer and Vice President Finance and Dwayne Melrose serves as Vice President, Exploration  of the Company, and Minco Silver and as a Director of Minco Gold and Minco Base Metals. Any decision made by those directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors or officers may have a conflict of interest. Nevertheless, there remains the possibility that the best interests of the Company will not be served because its directors and officers have other commitments.

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

Penny Stock Rules May Make It More Difficult to Trade the Company's Common Shares

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

Risks Related to Doing Business in China

PRC Political and Economic Considerations

The business operations of the Company will be located in, and the revenues of the Company derived from activities in, the PRC. Likewise, the Company's operations in the PRC are currently conducted through and with the assistance of Minco China, a Chinese company. Accordingly, the business, financial condition and results of operations of the Company could be significantly and adversely affected by economic, political and social changes in the PRC. The economy of the PRC has traditionally been a planned economy, subject to five-year and annual plans adopted by the state, which set down national economic development goals. Since 1978, the PRC has been moving the economy from a planned economy to a more open, market-oriented system.

The economic development of the PRC is following a model of market economy under socialism. Under this direction, it is expected that the PRC will continue to strengthen its economic and trading relationships with foreign countries and that business development in the PRC will follow market forces and the rules of market economics. However, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies. In addition, there is no guarantee that a major turnover of senior political decision makers will not occur, or that the existing economic policy of the PRC will not be changed. A change in policies by the PRC could adversely affect the Company's interests in China by changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports and sources of supplies, or the expropriation of private enterprises.

In order to conduct exploration and development of mineral deposits in the PRC, resource companies are required to obtain licenses and permits from the relevant authorities in the PRC, including a business license which authorizes companies to carry on business in the PRC. The business license of Minco China is subject to an annual review process pursuant to which it must pass annual inspections of the Administration for Industry and Commerce in the PRC. As a result, if Minco China does not pass its annual review it will not be authorized to carry on business in the PRC which may adversely affect the Company's interests in its properties. The Company believes that it and Minco China are operating in compliance with all applicable rules and regulations.

The purpose set out in Minco China's articles of association includes, among other things, the application of advances and appropriate exploration and mining technology and scientific methods to develop mine exploration and development software and technology, improve exploration precision and accuracy, and to reduce exploration risks.  Minco China's scope of business according to its articles of association includes, among others, the exploration of mineral deposits, development of exploration technology, and the development of software for mine exploration and development.  However, Minco China's approved business scope contained in its business licence does not clearly state that Minco China is approved to conduct exploration and mining business because Minco China has not obtained the approval from the Ministry of Commerce for its exploration and mining business.  Minco China has applied to amend the scope of its business to more clearly include mining exploration and development.  Minco China's application has been approved by the Beijing Metropolitan Department of Commerce and is subject to the final approval of the Ministry of Commerce.  While Minco China expects that its business scope application will be approved, no guarantee can be given that the Ministry of Commerce approval will ultimately be obtained.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of companies engaged in mineral resource exploration and development, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.  The Company's various property interests and potential property rights in the PRC involve various Chinese state-sector entities, including the GGB and 757 Team, whose actions and priorities may be dictated by government policies, instead of purely commercial considerations.  Additionally, companies (such as Minco China) with a foreign ownership component operating in the PRC may be required to work within a framework which is different to that imposed on domestic Chinese companies. The Chinese government is opening up opportunities for foreign investment in mining projects and this process is expected to continue. However, if the Chinese government should reverse this trend and impose greater restrictions on foreign companies, the Company's business and future earnings could be negatively affected.

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

Environmental Considerations

Although the PRC has enacted environmental protection legislation to regulate the mining industry, due to the very short history of this legislation, national and local environmental protection standards are still in the process of being formulated and implemented. The legislation provides for penalties and other liabilities for the violation of such standards and establishes, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are being or have been conducted.  The Company believes that there are no outstanding notices, orders or directives from central or local environmental protection agencies or local government authorities alleging any breach of national or local environmental quality standards by Minco China, GGB, the 757 Team or any other party in respect of the Company's properties in China. Although the Company intends to fully comply with all environmental regulations, there is a risk that permission to conduct exploration and development activities could be withdrawn temporarily or permanently where there is evidence of serious breaches of such standards.

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

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company is a British Columbia corporation whose common shares trade on the Toronto Stock Exchange (“TSX”) under the trading symbol MMM.  The Company's common shares were also listed in the United Stated on the Over the Counter (“OTC”) market under the symbol MMAXF.  On November 11, 2005 the Company received listing approval from NYSE Amex Equities (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  On February 1, 2006 the Company began trading its shares on the TSX and AMEX under its new name Minco Gold Corporation.  The symbol on the TSX remains unchanged and the new symbol on the AMEX is now MGH.  On May 9, 2007 the Company began trading on the Frankfurt Stock Exchange under the ticket symbol MI5 and the German securities code is (WKN) A0MKB6.

The Company was incorporated under the laws of the Province of British Columbia on November 5, 1982, under the name “Caprock Energy Ltd.”  On September 14, 1989 Caprock Energy Ltd. changed its name to Consolidated Caprock Resources Ltd. On February 8, 1993 Consolidated Caprock Resources Ltd. changed its name to Minco Mining & Metals Corporation.  On January 29, 2007 the Company changed its name to Minco Gold Corporation.  The principal executive office of the Company is located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 2E9, telephone 604-688-8002.  Through joint ventures with Chinese governmental entities, and others, the Company is engaged in the acquisition, exploration and development of precious and base metal mineral projects in the People's Republic of China.  The Company has subsidiaries which are also engaged in the acquisition and exploration of mineral projects in China. See Item 4. C - "Organizational Structure."  The Company has no affiliation with 3M Corporation, which company's trading symbol in the United States is MMM.

At present, all of the Company's properties are in the exploration stage and further exploration will be required before final evaluations as to the economic and legal feasibility can be determined.  None of the Company's properties has a known body of commercial ore, nor are any such properties at the commercial development or production stage.  No assurance can be given that commercially viable mineral deposits exist on any of the Company's properties.  Further, the Company's interest in joint ventures, which own properties, will be subject to dilution if the Company fails to expend further funds on the projects.  The Company has not generated cash flows from operations.  These facts increase the uncertainty and risks faced by investors in the Company.   For more information see Item 3. D. - "Risk Factors."

On November 15, 2008 the Company completed its intended Plan of Arrangement and spun off the White Silver Mountain Project to Minco Base Metals Corporation (“Minco Base Metals”) with the intention to build a strong base metals company.  The Plan of Arrangement resulted in the shareholders of the Company receiving one common share of Minco Base Metals for every five common share of the Company held on the record date, which was November 15, 2007.  The Company now holds no shares of Minco Base Metals.

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

The Company is engaged in the exploration and acquisition of gold properties in China.  The Company is an exploration stage company and none of the properties are currently beyond the advanced exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration work may be required before a final evaluation as to the economic and legal feasibility is determined.  For further information, see Item 3.D – “Risk Factors”.  Since the signing of the Company's first co-operation agreement on the Chapuzi Project in China in 1995, the Company has been active in mineral exploration and property evaluations in China.  The Company intends, through its subsidiaries, to build a portfolio of  precious metal properties in China.

The Company currently holds interest in a number of sino-foreign co-operative joint ventures with Chinese mining organizations, holding mineral rights in China, located in Inner Mongolia, Guangdong, Hunan and Gansu provinces.  The Company spun-out its Silver and Base Metals properties to Minco Silver Corporation and Minco Base Metals Corporation respectively and retains its gold projects (Gobi Gold, Gold Bull Mountain, Longnan, and Changkeng).  The equity markets for junior mineral exploration companies are unpredictable.  The Company also entered into cost sharing arrangements through joint venture agreements.  While management believes that the quality of the concessions now held by the Company will attract joint venture partners in the short-term and medium-term, there is no guarantee that the terms would be as favorable as management would like.  For detailed property descriptions please refer to section D – “Description of Property”.

Financial (Canadian GAAP)

Year Ended December 31, 2009

In 2009, the Company used cash of $2,003,349 to support operating activities compared to $10,655,802 in 2008.  The net loss from continuing operations in 2009 was $756,504. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $190,111, stock-based compensation of $750,510, an unrecognized gain on marketable securities of $23,100, equity loss on investment in Minco Silver of $1,659,280 and a dilution gain of $3,479,000. It's also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital cash of $664,147 was used.  Cash flow generated by discontinued operations in 2009 was $319,502 compared to $169,430 in 2008.

In 2009, the Company generated cash of $4,479,067 from financing activities, compared to $2,927,676 in 2008. The 2009 financing consists primarily of issuance of common shares in Minco Gold through a private placement of 5,000,000 shares in October 2009 with the balance generated from the exercise of stock options.  Cash flows from the financing activities of discontinued operations were $Nil in 2009 (2008: $213,942).

In 2009, the Company used cash of $1,571,213 to support investing activities compared to generating $8,847,319 from investing activities in 2008.  The 2009 cash used in investing activities consists of the purchase of $1,553,377 in short-term investments and the acquisition of new equipment for $62,707.  Cash flows from investing activities of discontinued operations were $44,871 (2008: $288).

Year Ended December 31, 2008

In 2008, the Company used cash of $10,655,802 to support operating activities compared to $4,882,736 in 2007.  The net loss from continuing operations in 2008 was $14,117,717. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $95,905, stock-based compensation of $1,242,953, write down of mineral interest of $358,500 and equity loss on investment in Minco Silver of $948,750. In addition, certain other operating items did not generate cash including a dilution gain of $1,544,454, the write down of short-term investments of $75,600, the gain on the sale of exploration permit of $425,632 and foreign exchange loss of $1,015,022. It's also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $1,525,841.  Cash flow generated by discontinued operations in 2008 was $169,430 compared to $618,515 in 2007.

In 2008, the Company generated cash of $2,927,676 from financing activities, compared to $573,485 in 2007. The 2008 financing consists of issuance of common shares in Minco Gold through the exercise of stock options, which generated $46,439, and the increase in loan payable of $2,667,295.  Cash flow generated from financing activities of discontinued operations was $213,942 in 2008 compared to $99,325 in 2007.

In 2008, the Company generated cash of $8,847,031 from investing activities compared to generating $5,885,151 from investing activities in 2007.  The 2009 cash used in investing activities consists primarily of the sale of $5,138,285 in short-term investments and the receipt of amounts due from Minco Silver of $3,393,506.  Cash flows from the investing activities of discontinued operations were insignificant in 2008 compared to cash used of $40,699 on 2007.

Year Ended December 31, 2007

In 2007, the Company used cash of $4,882,736 to support operating activities compared to $5,176,195 in 2006.  The net loss in 2007 was $7,540,635. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $52,588, stock-based compensation of $2,022,850, a gain on sale of Minco Silver shares of $2,978,034 and equity loss on investment in Minco Silver of $3,239,898. In addition, certain other operating items did not generate cash including a dilution gain of $191,000, write down of short-term investments of $232,546 and the minority non-controlling interest in the loss of $761,770. It's also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital generated cash of $807,206.  Cash flow generated from discontinued operations in 2007 was $618,515 compared to $NIL cash in 2006.

In 2007, the Company generated cash of $573,485 from financing activities, compared to $4,940,333 in 2006. The 2007 financing included issuance of common shares in Minco Gold through the exercise of stock options, which generated $105,808, the contribution of cash from non-controlling interests of $412,803, offset by the cost of a share buyback program of $44,451.

In 2007, the Company generated cash of $5,844,452 from investing activities compared to using cash of $176,704 in 2006.  The 2007 cash used in investing activities consists primarily of the sale of $4,745,616 in short-term investments and the sale of shares of Minco Silver of $3,248,416 offset by advances made to Minco Silver in the amount of $1,903,602.

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

The Company holds 13,000,000 common shares of Minco Silver which, as of December 31, 2009, represents an ownership interest of 32.01% of Minco Silver.  During December 2007, the Company sold 1,000,000 common shares of Minco Silver at a gross price of $3.25 per share. This transaction resulted in a gain of $2,978,034.

The Changkeng Joint Venture

On April 16, 2004, Minco Gold, GGB, Zhenjie and Baojiang entered into a preliminary joint venture agreement to explore and develop the mineral property underlying the Changkeng Permit. The target mineral on the Changkeng Property is gold but the property is known to also contain silver mineralization.

On August 20, 2004, Minco Silver, Minco Gold, Minco China and Minco BVI entered into the Assignment Agreement whereby Minco Gold, Minco BVI and Minco China assigned to Minco Silver their respective interests in, among other things noted above, Minco Gold's right to earn up to a 51% interest in the Changkeng Property's silver mineralization pursuant to the Preliminary Changkeng JV Agreement.

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

On February 8, 2007, Minco China replaced Minco Gold as the controlling shareholder in Mingzhong by signing a joint venture agreement with the JV partners to form Guangzhou Mingzhong Mining Co., Ltd (“Mingzhong”); GD Gold chose not to participate in the new agreement. This agreement superseded the previous JV agreement on September 28, 2004. The contribution proportions of the parties to the Changkeng JV Agreement are as follows: Minco China - 51%; GGB 21%; Zhenjie - 18%; Baojiang - 10%. A business license was granted in 2007 to Mingzhong, a co-operative joint venture established among Minco China, GGB, and two private Chinese companies to jointly explore and develop the Changkeng Property.

On November 28, 2009, all the shareholders of Mingzhong signed a shareholder solution, and the contribution proportions of the parties to the Changkeng JV Agreement are as follows: Minco China - 51%; GGB - 5.7%; Zhenjie - 18%; Baojiang - 10%; GD Gold - 2%; 757 Team – 13.3%.

Under the terms of the agreement, Minco China had the right to earn a 51% equity interest in Mingzhong with a total contribution of RMB 51 million (approx. US $7.1 million).  The other shareholders will contribute RMB 49 million (approx. US $6.8 million) for their 49% equity interest in Mingzhong.

The original Changkeng Permit has been renewed each year since 2004 and is currently in good standing until September 10, 2011.

Mingzhong has signed a purchase agreement to buy a 100% interest in the Changkeng Exploration Permit on the Changkeng Property from the 757 Team.  The total purchase price (the “Purchase Price”) is RMB 49 million (approx. US $6.8 million), payable in three instalments within two years.  The Ministry of Lands and Resources has approved the Purchase Price and the transfer of the Changkeng Exploration Permit from 757 Team to Mingzhong.   The first instalment of RMB 19 million was made in December 2008.

The Silver Standard Agreement

The Company, Minco Gold and Silver Standard Resources Inc. (“Silver Standard”) entered into a strategic alliance agreement dated October 4, 2004 (the “Silver Standard Agreement”) for the purpose of jointly investigating and acquiring silver dominant properties in China.  The Silver Standard Agreement also obligated Minco Gold and Silver Standard, as shareholders of Minco Silver, to voting their shares jointly to elect directors and provides Silver Standard the right to participated in future financings to maintain its interest in Minco Silver.   On March 4, 2009 by the mutual agreement of Minco Silver, Minco Gold and Silver Standard terminated the Silver Standard Agreement.  Silver Standard subsequently sold 100% of its shares in Minco Silver.  As the date of this Annual Information Form the Silver Standard Agreement has no force or effect.

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

The Chinese mining industry has traditionally been closed to foreign participation.  However, a change in the mineral resources law implemented by China's central government permits foreign participation.  The regulation of mining, including gold mining, in China is in a state of evolution from a totally planned, state-controlled condition to free market conditions, as experienced in developed and most developing countries.  The Ministry of Lands and Mineral Resources (“MLR”) administers geological exploration and also carries out exploration through its own personnel.  The following is a general description of China's foreign investment in China and the history of gold mining therein.

General Background

China is the world's fourth-largest country, after Russia, Canada and the United States, with an area of over 9,596,960 square kilometers and the population of China is estimated at approximately 1.3 billion people.  Industry is the most important sector of the economy of the China, accounting for 48.6 percent of its gross domestic product (“GDP”) in 2008.  The mining industry accounted for an estimated 5.3 percent of the national industrial output in 2008.  Services accounted for 40.5 percent and agriculture accounted for the remaining 10.9 percent of GDP in 2008.  In 2008, agriculture accounted for 39.5 percent of employment, while industry employed 27.2 percent and services 33.2 percent.  Since 1978, China has been moving from a planned economy to a more open, market-oriented system, with the result that the economic influence of privately owned enterprises and foreign investors has been steadily increasing.  The result of this economic development has been the quadrupling of GDP since 1978.

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

The Chinese legal system is comprised of written statutes and the interpretation of these statutes by the People's Supreme Court.  The General Principles of the Civil Law of the PRC has been in effect since January 1, 1987.  Continuing efforts are being made to improve civil, administrative, criminal and commercial law especially since China's accession into the WTO.  This includes the development of laws governing foreign investment in China, including a regime for Sino-foreign co-operative joint ventures and increased foreign participation in mineral resource exploration and mining.

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

Co-operative Joint Ventures

Co-operative joint ventures (“CJVs”) are a form of foreign direct investment in China and are governed by the Law of the PRC on Sino-foreign Co-operative Joint Ventures (implemented in 1988 and revised in 2000) and the PRC Sino-foreign Co-operative Joint Venture Law Implementing Rules (implemented in 1995) (collectively the “CJV Law”).  Foreign investment in mining in China may also take the form of Sino-foreign equity joint ventures or wholly foreign owned enterprises.  The CJV Law permits a CJV to choose to operate as a “legal person” by forming a limited liability company, subject to approval by relevant governmental authorities.  In that case, the limited liability company owns all of the CJV's assets, and the liabilities of the investor are limited as provided in the co-operative joint venture contract entered into between them.  The CJV Law requires investors in a CJV to make an investment or other contribution, which may take the form of cash, material, technology, land use rights, or other property rights.  Investors must satisfy their contribution obligations within the time frame prescribed by their joint venture contract subject to applicable PRC regulations.  Failure to satisfy contribution obligations by investors may lead to penalty and even to the business license being revoked by the governmental authorities.  Profits of a CJV are distributed as agreed by investors in the CJV contract and distributions need not be proportionate to each investor's contributions. The CJV contract also determines how liquidation proceeds are to be distributed when the CJV contract is terminated.

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

The mineral resources administration authorities of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are charged with supervision of mineral resources prospecting and development in their respective administration areas.  The people's governments of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are charged with coordinating the supervision by the mineral resources administration authorities on the same level.  The Mineral Resources Law, together with the Constitution of the PRC, provides that mineral resources are owned by the State, and the State Council, the highest executive body of the State, regulates mineral resources on behalf of the State.

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

Until January, 2000, the production, purchasing, distributing, manufacturing, using, recycling, import and export of silver was strictly regulated by the Regulations of the People's Republic of China on the Control of Gold and Silver.  Since then however, China's silver and gold markets have been fully opened and are now treated as commodities not subject to any special control or restrictive regulation by the State Council of China.  However, foreign investment in the exploration and mining of silver remains restricted.  China has adopted, under the Mineral Resources Law, a licensing system for the exploration and exploitation of mineral resources.  MOLAR and its authorized provincial or local departments are responsible for approving applications for exploration permits and mining permits.  The approval of MOLAR is also required to transfer those rights.

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

The establishment and activities of each of the Company's joint venture entities are governed by the law of the People's Republic of China on Sino-foreign co-operative joint ventures and the regulations promulgated there under (the “China Joint Venture Law”).  As with all Sino-foreign co-operative joint venture enterprises, the Company's joint venture enterprises will be subject to an extensive and reasonably well-developed body of statutory law relating to matters such as establishment and formation, distribution of revenues, taxation, accounting, foreign exchange and labor management.  On January 1, 1997, an amendment to the Mineral Resources Law of China became effective.  Among other things, the amended law deals with foreign ownership of Chinese mines and mineral rights, and allows, under some circumstances, the transfer of exploration rights and mining rights.  Pursuant to this law, new regulations were made effective on February 12, 1998.

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

Governance and Operations

Governance and operations of a Sino-foreign cooperative joint venture enterprise are governed by the Chinese joint venture law, the parties' joint venture agreement and by the articles of association of each joint venture entity.  Pursuant to relevant Chinese laws, certain major actions of the joint venture entity require unanimous approval by all of the directors present at the meeting called to decide upon actions, such as amendments to the joint venture agreement and the articles of association; increase in, or assignment of, the registered capital of the joint venture; a merger of the joint venture with another entity; or the termination and dissolution of the joint venture enterprise.

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

I.

CHANGKENG GOLD PROPERTY

The detailed history and background of Minco Gold's Changkeng Gold Property is disclosed above under “The Changkeng Joint Venture”.

Location

The Changkeng gold deposit is located approximately 45 km southwest of Guangzhou, the fourth largest city in China with 13 million people and the capital city of Guangdong Province. The project is adjacent to Minco Silver's Fuwan Silver deposit and situated close to well established water, power and transportation infrastructure.

Location Map of Changkeng Gold Property

112°45'E
113°E
113°15'E
23°N
22°45'N
China
Beijing
Changkeng
Changkeng Gold
N
S
W
E
Dalan
Xinan
Luogang
Jiahe
Lengyandong
Longyandong
Shahe
Sanyuanli
Shipai
Guangzhou
Canton
Dali
Yanbu
Tangxia
Yuzhu
Huangpu
Xinzhou
Xiaotang
Baini
Jinli
Danzao
Luocun
Foshan
Hedong
Pingzhou
Xinzao
Nancun
Dashi
Xiangang
Fuwan
Shiwan
Chencun
Guanshan
Taiping
Xiqiao
Minle
Xinxu
Shajiao
Bijiang
Shiqiao
Beijiao
Shawan
Sanzhou
Longjiang
Mingcheng
Jiujiang
Longshan
Gulao
Leliu
Lunjiao
Daliang
Tanzhou
Xingtan
Taoyuan
Shaping
Gubu
Guizhou
Xi Jiang
Legend
Major Road
Minor Road
Railroad
property
Kilometers
0
3
6
12
18
24

Background

Gold was discovered at Changkeng in early 1990 by systematic follow up of stream sediment and soil geochemical anomalies identified from surveys completed by the Guangdong Provincial government. Illegal, small scale mining began in 1991 and removed most of the oxidized, near surface mineralization. Based on 8 surface trenches and 21 diamond drill holes, P&E Mining Consultants Inc. ("P&E") of Brampton, Ontario, prepared an initial NI 43-101 compliant resource estimate on the deposit in March of 2008 with a resource update in March 2009. The detailed resource estimates are provided below.

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

Geology and Mineralization

The Changkeng-Fuwan gold and silver deposits occur within the Sanzhou basin, which is a triangular-shaped, Upper Paleozoic fault-bounded basin. Upper Paleozoic and Mesozoic sedimentary units are folded into an open syncline with a northeast-trending axis. A shallow dipping fault zone, developed near the unconformity separating Lower Carboniferous limestone and Upper Triassic clastic sedimentary units hosts the gold and silver deposits at Changkeng and Fuwan.

The Changkeng gold mineralization occurs as lenses of brecciated and silicified Triassic clastic rock. Barite, fluorite, carbonate and pyrite are associated with the mineralized zones. Two gold-bearing mineralized zones are exposed at surface and merge at depth and along strike to the northeast.

On March 12, 2008 Minco released an initial NI 43-101 compliant resource estimate and Technical Report that was prepared by Qualified Persons Eugene Puritch, P.Eng., Tracy Armstrong, P.Geo., and Antoine Yassa, P. Geo. of P&E Mining Consultants Inc. The estimate contains an Indicated resource of 2.1 million tonnes @ 5.61 g/t gold (Au) for a total of 379,000 oz Au and an Inferred resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au. The Changkeng Deposit remains open along strike to the northeast and southwest.  Details of the resources residing on the Changkeng Deposit are shown in Table 1.

Classification	Tonnes	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	AuEq * (g/t)	AuEq * (oz)
Indicated	2,101,000	5.61	379,000	10.7	723,000	5.81	392,100
Inferred	2,152,000	4.82	333,400	9.3	643,000	4.99	345,100

Table 1:  March 12, 2008 Resource Estimate @ 1.5 g/t AuEq* Cut-Off Grade.

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

The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

Drilling Results

Minco completed a limited drilling program at Changkeng in October 2004, confirming the results from previous Chinese drilling and the continuity of Zone 1. All the holes were drilled vertically and true widths of the intersections have not yet been established. The holes were drilled on a northwest-southeast grid approximating the dip direction of the mineralized zone.

In late 2007, six holes were drilled to expand and confirm the mineralization on the Changkeng gold deposit. Significant gold results of the drilling are as follows and the complete results can be found on the Company's website:

•

CK2006 5.79 g/t Au over 12.62 metres (m)

•

CK2007 5.54 g/t Au over 8.0 m

•

CK2010 7.83 g/t Au over 26.81 m, including 12.23 g/t Au over 14.81 m

As at December 15, 2008, 11,809 metres of diamond drilling were completed in 60 drill holes, including seven shallow observation holes, with a total footage of 692 metres, for the hydrological testing.  The permit area has now been covered with a drill grid of 80X80 metres and the major mineralization zone has been infilled to a drill grid of 40X40 metres.  Hydrological testing and holes for metallurgical testing were completed.

2009 Work Program

On March 25, 2009, the Company released an updated NI 43-101 compliant resource estimate for the Changkeng deposit which is based on the 2008 exploration drilling and results.  The estimation which calculated the distinct and separate gold dominant and silver dominant zones was completed by P&E Mining Consultants Inc., of Brampton, ON.  The gold dominant deposit contains an Indicated gold resource of 3.9 million tonnes @ 4.89 g/t gold ("Au") for a total of 623,100 oz contained gold and an Inferred gold resource of 4.0 million tonnes @ 3.01 g/t Au for a total of 386,800 oz Au. The silver dominant deposit contains an Indicated silver resource of 5.6 million tonnes @ 170.0 g/t silver ("Ag") for a total of 30,708,000 oz contained silver and an Inferred silver resource of 1.06 million tonnes @ 220.0 g/t Ag for a total of 7,517,000 oz Ag. An updated NI 43-101 resource estimate technical report was filed on May 11, 2009 on SEDAR and is available on www.sedar.com.  Details of the resources residing on the Changkeng Deposit area are shown in Table 2 and 3.

Table 2:  Changkeng Gold Deposit Resource Estimate1 @ 1.2 g/t AuEq* Cut-Off Grade.

Classification	Tonnes	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	AuEq ** (g/t)	AuEq ** (oz)
Indicated	3,961,000	4.89	623,100	11.2	1,423,000	5.08	646,800
Inferred	4,001,000	3.01	386,800	9.5	1,218,000	3.16	407,000

Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Indicated	5,622,000	170	30,708,000	0.33	0.35	1.02
Inferred[2]	1,063,000	220	7,517,000	0.24	0.61	1.36

 Table 3:   Silver Deposit Resource Estimate1 @ 35 g/t Ag Cut-Off Grade.

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

The Table 1 Changkeng gold resource was defined using approximate January 31, 2009 24-month trailing average metal prices of US$800/oz Au and US$14/oz Ag. Costs of US$12/tonne for mining, US$13/tonne for processing/tailings management, and US$5/tonne for G&A for a total of US$30/tonne and a process recovery of 95% for Au and 90% for Ag yield a cut-off grade of 1.2 g/t AuEq.

The Table 2 Changkeng silver resource was defined using approximate January 31, 2009 24-month trailing average metal prices of US$14/oz Ag, US$800/oz Au, US$1.05 per pound (“/lb”) Pb, and US$1.10/lb Zn. Operating costs of $12/tonne for mining, $13/tonne for processing/tailings management, and $5/tonne for G&A for a total of $30/tonne and a process recovery of 97% for Ag, along with Au, Pb & Zn credits of approximately $10.00/tonne were utilized to derive a cut-off grade of 35 g/t Ag.

The company is currently working on the National Exploration Report for submission to MOLAR.

II.

LONGNAN PROPERTIES (YANGSHAN, YEJIABA AND XICHENG EAST PROJECTS)

Location Map of Longnan Gold Property

104°30'E
105°E
105°30'E
106°E
34°N
33°30'N
33°N
China
Beijing
Longnan
Xicheng
Yejiaba
Yangshan
Anba
G A N S U
Legend
Major Road
Minor Road
Railroad
license in gansu
Kilometers
0 5 10 20 30 40
N
S
W
E

Minco Gold's wholly-owned subsidiary, Minco China, presently holds 12 exploration permits in Longnan region of south Gansu Province. Five of the permits are located in the Yangshan belt situated east and north of the Anba deposit and the four Yejiaba exploration permits are located on a regional structural belt parallel to the Yangshan gold belt.  Three permits are located in a geological terrain immediately north of the Yangshan belt on the Xicheng Pb – Zn belt and are referred to as the Xicheng East permits.  All 12 exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar that at Anba and other gold and base metal deposits in the region.

Yangshan Project Area

The Yangshan Sub-project Area consists of five exploration permits.  The geochemical data in the Company's stream sediment sampling program at the northeast extension of the Anba gold deposit outlines 20 composite anomalies of Au, As, Sb or Ag which have been delineated in the survey area.  The gold anomalies coincide with strong As and Sb values located in a Devonian clastic rock unit closely associated with a regional arcuate fault structure.  The structural and geological setting and geochemical features of these anomalies are comparable to those of the known areas of gold mineralization along the Yangshan gold trend.  The geochemical anomalies and structural interpretations provided a base or starting point for follow-up exploration over the years. Follow up for some selected gold anomalies was conducted with detail soil sampling and sketch mapping.    Three significant gold occurrences, the Oujiaba, Yuezhao and the Yangshanli, were discovered through surface traversing and trenching.

Yejiaba Project Area

The Yejiaba Sub-project Area consists of four exploration permits.  Initially 14 composite anomalies in stream sediment samples have been delineated in the Yejiaba project area, a belt parallel to and north of Yangshan.  The largest composite anomaly, the Madigou anomaly, is 23 square kilometers in area and characterized by coincident Au, Ag, As, and Sb values.  Sub-sequent follow up for selected stream sediment anomalies was conducted with detail soil sampling.

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

Major Discoveries

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

Oujiaba Permit Occurrences: A new gold enriched structural trend was discovered on the Oujiaba permit within the Yangshan area and was identified intermittently over a strike length of approximately 6 kilometres with significant gold mineralization being intersected in surface trenches in 4 areas.  The best continuous channel samples results are 1.18g/t Au over 4.7 metres, 13.2 g/t Au over 10.0 metres, 0.33 g/t Au over 4.0 metres and 0.60g/t Au over 1.5 metres.

Shajinba Poly-metallic Occurrences: Within the Yejiaba project area, detailed traversing and surface trenching identified significant silver - iron – lead - zinc enriched poly-metallic zone with a width of 5 to 25 metres.  The best continuous surface channel sample results are 4.24 g/t Ag, 5.09 % Pb, 0.65 % Zn, 29.5 % Fe over 11.0 m, 102.8 g/t Ag, 0.15 % Pb, 0.17 % Zn, 26.1 % Fe over 8.0 m, 117.9 g/t Ag, and 31.5 % Fe over 3.0 m, and 100.2 g/t Ag 1.25 % Pb and 46.6 % Fe over 5.0 m.

Shajinba Gold Occurrences: Within the Yejiaba project area, detailed traversing and surface trenching identified significant gold associated with regional structural trends. The best channel sample results to date are 1.46 g/t Au over 3.0 m, 2.66 g/t Au and 3222 g/t Ag over 0.8 m and 0.52 g/t Au over 3.0 m.

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

Yangjiagou Silver-Gold-Lead (Ag-Au-Pb) Occurrences: Mineralization occurs in the Devonian carbonaceous slate in the Yejiaba Project Area.

Exploration Activities

2009 Exploration

Exploration focus in 2009 was on the following:

Yejiaba Area.

Traversing, trenching and surface sampling were continued in Weiziping-Baimashi and Shajinba-Yangjiagou blocks. Amount of work completed is as follows: trenching – 132.6 km, trenching – 994.9 lineal m, channel sampling – 688 samples, chip sampling – 228 samples, grab sampling – 132 samples, soil sampling – 871 samples.

Several zones of multi-metal mineralization were discovered in the Shajinba during the 2009 exploration program which highlighted a +10 km hydrothermally altered structural zone along the regional unconformity.  The width of the mineralized zone varies from 5 to 25 metres.  In the southwest portion of the structural trend poly-metallic (iron – silver – lead - zinc) mineralization is located in the hanging wall while the gold mineralization is located in the footwall in the northeast portion of the structural trend.

In the Shajinba area, a large poly-metallic mineralized zone 5 to 25 metres in width was identified during the 2009 exploration program which consisted of traversing and trenching.  The regional unconformity divides massive hanging wall limestone with the heavily folded thin-bedded footwall limestone which are intruded by highly altered dykes. High contents of iron, silver, lead and zinc are characteristic for this style of mineralization in the Shajinba area.

Channel Sample Results completed are as follows:

Sample No.	Width (m)	Average Grade				Alteration
		Ag(g/t)	Pb(%)	Zn(%)	Fe(%)
YJB-09-2250 to YJB-09-2252	2.3m	89.00	0.27	0.01	-	Silicification with limonite and antimonite
YJB-09-2269 to YJB-09-2279	11.0m	4.24	5.09	0.65	29.5	Silicification with hematite, pyrolusite
YJB-09-2430	1.1m	71.0	0.14	0.004	-	Silicification
YJB-09-2487 to YJB-09-2494	8.0m	102.8	0.15	0.17	26.1	Silicification with hematite, pyrolusite
YJB-09-2561 to YJB-09-2563	3.0m	117.9	0.55	0.18	31.5	Silicification with hematite, pyrolusite
YJB-09-2585 to YJB-09-2589	5.0m	100.2	1.25	0.11	46.6	Silicification with hematite, pyrolusite
YJB-09-2631 to YJB-09-2632	2.0m	169.7	1.15	0.32	41.5	Silicification with hematite, pyrolusite

Yaoshang zone. One grab sample taken from silicified phyllite in early April returned 0.5 g/t Au, 12 g/t Ag and 0.13% Pb.  Trenching in the area exposed a tectonic block of phyllite in limestone with numerous dykes of rhyolite. Width of the block is 100 metres. Both the phyllite and rhyolite are silicified. Two intervals 5.0 m and 6.0 metres long with gold content from 0.11 g/t to 0.64 g/t were discovered in silicified rhyolite. No works were completed in the zone in the fourth quarter.

•

Fujiawan zone. Two trenches 40m and 21m long were completed in the zone. One of them exposed strong argillization and silicification in a dyke of rhyolite.  The best result are 2.0 g/t Au over 2.0 metres and 1.46 g/t Au over 3.0 metres. No works were completed on the zone in the fourth quarter.

•

In the western most part of the property as channel sample was taken across a north-south trending hydrothermally altered structure and it returned a result that averaged 2.66 g/t Au and 322 g/t Ag over 0.8 metres.

Yangshan Area.

Traversing and trenching were continued in Jiangjiashan-Henjiawan and Oujiaba-Dianziping blocks. Amount of work completed is as follows: trenching – 167.0 km, trenching – 971.9 lineal m, channel sampling – 387 samples, chip sampling – 253 samples, grab sampling – 428 samples.

In 2009, Minco Gold discovered a large gold zone on its 100% owned Oujiaba property, within the Yangshan Gold Belt, Gansu Province P.R.C. The discovery has been traced for approximately 6 kilometres and has the same host lithologies as the Anba gold deposit.  The Anba deposit is considered to be a Carlin-type gold deposit and is estimated to have over 10 million oz Au.

Continuous channel samples were taken in 4 places along the 6 km mineralized structure and returned averaged gold results of:

•

Line 0

1.18g/t Au over 4.7 metres

•

Line 400

13.2 g/t Au over 10.0 metres

•

Line 496

0.33 g/t Au over 4.0 metres

•

Line 608

80.60g/t Au over 1.5 metres

The gold enriched, hydrothermally altered structural trend has been discovered during the 2009 exploration program which consisted of traversing and trenching.  The mineralization has a width ranging from 5 to 10 metres and is hosted along the contact of hanging wall limestone and heavily folded footwall phyllite which is intruded by numerous intrusive dykes.

The Oujiaba property, located 25 kilometres east of the Anba gold deposit, is part of the Company's 100% owned Longnan Project which is located within the Yangshan Gold Belt

Xicheng East Area.

Verification soil sampling and trenching were completed in Caopingshan zone of Chengjiashan-Heiwanliang block. Amount of work completed is as follows: trenching – 19.3 km, trenching – 97.0 lin.m, channel sampling – 35 samples, chip sampling – 55 samples, grab sampling – 92 samples, soil sampling – 90 samples.

In 2009, verification of soil gold anomalies in Caopingshan area and trenching in high-value spots resulted in findings of argillization and silicification zones in metasandstone.  Width of zones is from 1 to 5m, strike 315 to 330 deg., dip 65 degrees.  Intensity of alteration is weak, pyrite and rare galena inclusions present in altered rocks.  The most significant concentrations were discovered in the trench TC1-1 on the soil sampling line XIV (the westernmost one) – continuous trench samples returned 0.43 g/t Au over 4.0 metres.  The assays received for trenching samples in Caopingshan area confirm that soil anomalies correspond with elevated gold concentrations in bedrock.  Nine trenches in total were completed in the vicinity of trench TC1-1, one of them intersected a zone of weak silicification with inclusions of fine arsenopyrite, average gold content is 0.33 g/t Au over 2.3 metres. Due to the negative results no exploration works were completed in this area during the fourth quarter.  No further work is planned for this area and a buyer is currently being sought.

2008 Exploration

Exploration focus in 2008 was on the following:

1.

Detailed mapping, trenching and IP survey at the Yangshanli and adjacent areas in the Yangshan sub-project area;

2.

Detailed follow up investigation in Sanchawan, Chengjiagou, Shiaigou and Miaogou occurrences at the Xicheng East sub-project area to generate targets for further exploration.;

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

2. Chengjiagou Au-Ag-Pb Occurrence: Mineralization occurred in a small fractured zone in sandy slate. The observed mineralization zone is 2.3m in length and 0.03 to 0.3m in width. Banded and glaebule galena was observed associated with silification and pyrititization. Two of the seven channel samples contain 1.67g/t Au, 10g/t Ag, 0.43% Pb and 0.33g/t Au, 70g/t Ag and 2.39% Pb respectively over lengths of 0.5 metres.  All other channel samples did not contain anomalous values. Further exploration will be carried out to evaluate mineralization potential along strike and in the hanging wall rocks where gold mineralization was detected.

3. Xiaodonggou and Sanhewan:

a)

Xiaodonggou Pb-Zn-Ag Occurrence: Mineralization occurred in fissures developed in sericite schist. The fissures are 0.02 to 0.5m in width and tens of centimetres to several meters in length. Glaebule sphalerite and galena, spotty pyrite filled in some of these fissures. 14 channel samples were collected and 4 of these samples contain 0.15% to 0.74% Pb, 0.14% to 2.14% Zn and have sample lengths of 0.5 metres.

b)

Sanhewan Pb-Zn Occurrence: Sanhewan is the west extension of the Xiaodonggou occurrence. A 2m-wide alteration zone was observed and 12 chip samples were collected over an area of 1 metre by 1 metre. 4 samples contain 0.48% to 0.56% Pb and 0.41% to 0.87% Zn.

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

Regional Target Generation

In March 2008 Minco's field crew commenced reconnaissance work at Henjiawan which is geologically similar to the Anba gold deposit.  Work consisted of mapping, trenching and sampling.  A structural and alteration zone was identified and 54 chip samples collected over 1.0 by 1.0 metre square area and the best results are 0.58, 0.42, 0.36, 0.89, 0.21 and 0.36 g/t Au. The gold mineralization is mainly associated with dark grey phyllite and granite dykes. Trenching was conducted in April 2008 and 46 channel samples were collected. Assay data returned from channel samples ranges from 0.01 to 0.02g/t Au over 1.0 metre in length.

Reconnaissance investigation at the Yejiaba area has been conducted on the extension zones of an adjacent known gold deposit. 45 line kilometres was investigated and 103 chip samples were collected. Gold mineralization was identified in the structurally fractured zones extended from the known deposit. Chip samples from the 3-5cm wide veinlets returned 0.58 to 24.6g/t Au. Four trenches were completed. Mineralization zone of 5m in width was delineated in one of the trenches with grade from 0.2 to 0.58g/t with sample lengths being 1.0 metre.

Regional reconnaissance investigation for exploration target generation was conducted in November and early December over the major multi-element anomalies associated with favourable geological and structural features in the Yangshan and the Yejiaba sub-project areas. The recent reconnaissance program has resulted in the following discoveries:

1.

Gouzikou Gold Occurrence, Oujiaba Permit, and Yangshan Sub-project: A 50m-wide EW-trending structural zone was discovered in the favourable Devonian lithological unit. 7 un-continuous samples from the 47 channel samples over 1.0 metre in length across the structural zone returned gold values 0.22, 0.15, 0.44, 0.15, 1.19, 0.46 and 0.21g/t Au respectively.

2.

Fujiwan Gold Occurrence, Shajinba Permit, and Yejiaba Sub-project: A 1-2m zone was identified at the contact zone between a granite porphyry dyke and the Carboniferous phyllite.

3.

Shajinba Antimony Occurrence, Shajinba Permit, and Yejiaba Sub-project: Mineralization was observed at the contact zone between thick limestone and slate.

4.

Madigou Gossan Zone, Yejiaba Permit, and Yejiaba Sub-project: A gossan zone was discovered at the contact zone between Silurian slate and Carboniferous limestone. .

5.   Realgar Occurrences, Weiziping Permit, and Yejiaba Sub-project: By talking with local people, it is known that         there has been a realgar mining activity at the northern part of the Weiziping permit since ancient time.

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

III.

YANGSHAN GOLD BELT – WEST EXTENSION PROPERTIES

The Cooperation Agreement with No. 2 Exploration Institute of the Gansu Bureau of Geological Exploration (“GBGE”) for the exploration and development of mineral resources also in Gansu Province of China was terminated in 2007. GBGE repaid Minco China 1.3 million RMB to partially recover the exploration expenditures on the three projects related to this potential joint venture.

IV.

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

Total expenditures funded by the Company from inception to December 31, 2009 were $1,975,539 as compared to December 31, 2008, $1,983,542. The decrease of expenditure in 2009 compared to that of 2008 is due to the sale of drilling parts which were expenses in the previous years.  The Company has earned a 65% project interest as at December 31, 2009.

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

Property Description and Location

The Gobi gold project is located in the Gobi Desert of western Inner Mongolia, approximately 300 kilometres north of Yinchuan, the capital city of the neighboring Ningxia Province, and 900 kilometres northwest of Beijing.  The Gobi gold project is situated along the eastern extension of the Tian Shan Gold Belt, which hosts important deposits in Uzbekistan and Kyrgyzstan to the west.    The Gobi gold Project is the culmination of a series of regional exploration programs undertaken by the EILR. EILR carried out a broad program of stream and drainage sampling.  This program highlighted several areas with gold concentrations some of which were followed up by mapping, prospecting and more closely spaced geochemical sampling.

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

Exploration and Development Operations

2009 Exploration Programs

No field work was conducted in 2009 and a buyer is currently being sought.

2007-2008 Exploration Programs

In May 2008, field programs were commenced. Exploration was focused on investigation of the surface distribution of the various-sized auriferous veins in the northeast extension area of the Zhula Mine. Trenching, channel sampling and chip sampling were conducted over geologically favorable areas and magnetic anomalies. A total of 165 samples were collected from trenches, abandoned mining pits and surface traverse lines, including 105 channel samples and 60 chip samples. Two parallel mineralization zones were identified between M8 and M9 magnetic anomalies. The two veins are 200-300m in length and 1-3m in width with gold grades of 1.05g/t and 1.47g/t in two trenches. Reprocessing of all the available raw data from previous IP programs will be arranged to further delineate and define any potential targets.

In 2007, trenching and drilling were conducted to trace the west extension of the known gold mineralization zone which extends to Gobi exploration permit from the known Zhula Gold Mine.  Multilayer mineralization zones were intersected in all the five completed holes.  Width of each individual zone is from 1m to more than 20m and grade of gold is from 0.6g/t to 2.45 g/t.

Environmental Considerations

The exploration activities proposed for the Gobi gold project, including potential drill testing of new anomalies, will result in little surface disturbance,  and standard reclamation procedures will be used for areas such as trenches or drill pads.  The Company does not believe that there will be any potential environmental liability arising from these activities.

VI

JINNIUSHAN GOLD PROJECT (Gold Bull Mountain Project)

Location Map of Jinniushan Gold Property

110°E
110°30'E
111°E
29°N
28°30'N
China
Beijing
Jinniushan
Dayong
Darongxi
Xixiping
Wa'ergang
Daping
Sancha
Yujiaxi
HUNAN
Niuchehe
Yuanguping
Xiejiaya
Huochang
Qijiaping
Songbaichang
Langxi
Qijiaxi
Dongxi
Gaoliangping
Mayifu
Zhangguan
Xiaoxi
Dawoping
Wuqiangxi
Jundaping
Dongtingxi
Liulincha
Wangcun
Xiaoyanxi
Mingxikou
Chenjiatan
Luoyixi
Huangrangp
Gaofeng
Beirong
Gaoqitou
Hepeng
Yezhuping
Shenxikou
Lizixi
Wusu
Nanmupu
Woxi
Madiyi
Yuanling
Liangshuijing
Qiping
Yimatou
Zhangjiaping
N
W
E
S
Legend
Major Road
Minor Road
Railroad
property
Kilometers
0 3 6 12 18 24

On November 14, 2006 the Company announced that its wholly-owned subsidiary, Minco Mining (China) Co., Ltd. (“Minco China”) had acquired a mining license on the Jinniushan Gold Mine (Gold Bull Mountain), covering 0.18 km2, and an exploration permit (16.68 km2), covering the strike extension of the Jinniushan Gold Mine.  Total consideration for the acquisition of the mining license and the exploration permit was approximately US$1 million.  The Company at the time of the announcement was in its final stage of the due diligence on the project and the acquisition is subject to regulatory approval.  Minco China has incorporated a local operation subsidiary in Hunan and the Gold Bull Mountain mining licenses were transferred to its subsidiary.

The 16.86 km2 GBM gold project covers most part of the Jinniushan gold mineralization belt which extends for more than 15 kilometers and is recognizable with the distribution of abandoned artisan mining adits and tunnels. The Gold Bull Mountain mining license is located in the middle of the belt.  High grade quartz-vein style gold mineralization is hosted in the late Proterozoic sandy slate characterized with obvious silification, seritization and pyritization.  The Company commissioned the preparation of a NI 43-101 report on the Jinniushan Gold Project. The technical report dated December 28, 2006 was prepared by Peter G. Folk, P. Eng., of 280 Wood Dale Drive, Comp. 47, Site 21, Mayne Island, B.C., Canada, V0N 2J2.

The technical report was prepared under the guidelines of Canadian National Instrument 43-101.  The Company filed the Updated 43-101 technical report on January 3, 2007 via SEDAR.  Peter G. Folk has consented to the inclusion of this information and has authorized the relevant contents.  The information below is from the December 28, 2006 Technical Report.

Summary

The Jinniushan gold project, located in the western part of Hunan Province in the People's Republic of China, consists of a 0.178 km2 mining permit and a contiguous 16.78 km2 exploration permit along strike.  These permits have been acquired by a wholly-owned Chinese subsidiary of the Company for a total consideration of about CDN$1,210,000 (which includes a Mining License and exploration permits) and have been transferred into a local subsidiary in Hunan Province.  The area under Minco control represents a portion of an historical mining district, which has been in periodic production utilizing small-scale artisanal methods since before the formation of the modern China in 1949.  Gold-quartz mineralization occurs primarily within reverse-brittle-ductile-shear veins in a compressive environment within Proterozoic sedimentary rocks.  Most of these dip to the southeast parallel to a nearby mapped thrust fault which occupies the contact between Proterozoic and Cretaceous to Tertiary sandy sediments.

The project has some geological similarities (age and type of host rocks and similar structural regime) to an important, deep Au-Sb-W underground mine about 6 km to the southeast but the Jinniushan area lacks Sb and W.  To date Minco has re-opened, surveyed, mapped and sampled accessible portions of the primary historical underground mine on the acquired mining permit.

Property Description and Location

Through a 100% owned subsidiary, the Company has purchased, in eastern Hunan Province, China, a 0.178 km2 mining permit and a contiguous 16.78 km2 exploration permit along strike.  The mining permit is located at 1100 40' 15'' east longitude and 280 38' 15'' north latitude, 40 km from the county seat of Yuanling.  The mining permit was transferred to the Minco subsidiary from the former state-owned Jinniushan Gold Mine and the exploration permit was acquired by taking over a private company.  Both permits are valid until 2011 and renewable thereafter.  Annual fees, relating to the area of the permits held, are less than $2,500 per year.  The law requires local compensation for temporary use of land for mining and exploration purposes; however, habitations and land under cultivation form only a small part of the whole area and are not considered to present a significant liability.  A China Compensation Fee on gold mined is 2% of net smelter revenue.

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

Accessibility, Climate, Local Resources

Infrastructure and Physiography

The location is well situated along a large man-made hydroelectric reservoir and is accessible by road and by lake-boat.  Hydroelectric power, telephone lines, cell-phone service, labor, goods and services are available nearby.  The climate is sub-tropical and the topography is hilly with elevations ranging from 92 to 232 m above sea level.  Vegetation, where not tamed by agricultural terraces, is thick and bushy.  All manner of exploration and mining work can be conducted on a year-round basis.  Surface rights have been sufficient for the operation of the small historical mines, which have operated in the area and are not considered to present a significant problem.  Expanded operations in the case that larger deposits are discovered will require the establishment of tailings areas without connection to the lake.  In so far as there are few habitations (except along the lake) and no significant villages in the area under discussion the placement of larger scale tailings and plant sites should present no unusual difficulties.

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

Only on the mining permit area was this work well organized, although mine plans, surveys and production figures have been lost.  When international gold prices increased in the 1970's hand mining at various locations resumed to be largely replaced by small local government operations at three locations in the 1980's.  In 1993, the local hydroelectric dam was completed and some of the historical mining areas were flooded.  In 2001 and 2004, the Federal Chinese government, in an attempt to bring some regulation and safety to gold mining, decreed the closure of two of the existing small (illegal) mines.  Production within the remaining mining permit stopped last year as part of a re-organization.

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

Exploration and Development Operations

2009 Exploration Program - no field work was conducted in 2009 and a buyer is currently being sought.

2008 Exploration Program

During 2008 the underground development work was completed on levels 87 and 47. Up to the end of May, 456m of underground development was completed. Some un-continuous minor gold mineralization zones were intersected in tunnels. The general range of the average gold grade in these veins is from 0.22 to 2.55g/t. No major mineable zone was delineated at Level 47.

In the process of managing and prioritizing cash flow needs, the Company made the decision to cease exploration program at GBM in June 2008. The Company is attempting to sell the project and believes that the sale proceeds will exceed the carrying value of $348,400 as recorded in Mineral Interests. As of the date of this AIF, the property has not been sold.

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

VII.   XIAOSHAN GOLD & POLYMETAL PROJECT

Location Map of Xiaoshan Gold and Polymetal Project

110°E
111°E
112°E
113°E
114°E
35°N
34°N
China
Beijing
Xiaoshan
Fencheng
Yicheng
Quwo
Nanfan
Houma
Gaoping
Zhengzhuang
TAIHANG SHAN
SHANXI
Jiangxian
Yangcheng
Jincheng
Li Shan
Wenxi
Xincheng
Jiaozuo
Xinxiang
Huojia
Xiuwu
Chengcheng
Yishi
Lujing
Linjin
Xiaxian
Jiyuan
Gucheng
Wangyukou
Yuncheng
Huang He
Wenxian
Yongji
Xiezhou
Sanmen
Potou
Mengxian
Puzhou
Jiugongxian
Zhengzhou
Sanmenxia
Mianchi
Ruicheng
Yima
Luoyang
Xiaoshan Gold and Polymetal Project
Fudian
Tongguan
Guolüe
Huluyu
Dafangshan
Mixian
Dengfeng
CHINA
HENAN
Changge
Miaoxia
Linru
Yuxian
Shipo
Tianhu
Xuchang
Luonan
Lushi
Beizijie
Jiaxian
Shangxian
Xiangcheng
Lushan
Pingdingshan
Sha He
Beiwudu
Yexian
Nanzhao
Wuyang
Bao'an
Dongtaitou
Xixia
Legend
Major Road
Minor Road
Railroad
property
N
W
E
S
Kilometers
0
10
20
40
60
80

The Xiaoshan project is located in the Shanxian County of NW Henan Province and is 45 kilometres from the Shanxian county town. The project can be accessed by dirt road from Sanmenxia city. The Xiaoshan project consists of two exploration permits, the 17.1km2 Huluyu permit and the 12km2 Dafangshan permit and both permits are held by the Henan Nonferrous Exploration and Mining Company (HNEM), a subsidiary of the Nonferrous Geological Exploration Bureau of Henan Province. On February 7, 2007, a JV agreement was signed between the Minco Mining (China) Corporation and the Henan Nonferrous Exploration and Mining Company (HNEM) to jointly explore and develop the precious and nonferrous resources in the Xiaoshan project area. Minco will earn 70% interest of the Xiaoshan project by making an instalment cash payment of RMB15 million and funding all the exploration and development activities. The HNEM will hold a carried interest of 30% in the Xiaoshan project. All the exploration and development will be operated through the joint venture, Zhongjia-Minco Mining Company.  The project area is characterized with structurally denuded low to medium mountains from 869 to1387 meters above sea level. Strong dissection has resulted in deep valleys and steep slopes in the area. Annual precipitation is 586mm and most of them concentrate in the rain season from June to September. The annual evaporation is 1858.8mm. The area is covered with well developed vegetation.

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

Exploration Programs

A total of 13 gold and silver veins have been identified on surface within the Huluyu permit. A general review on exploration data from exploration programs organized in 2007 was conducted in April and May 2008. It was concluded that there are no significant Ag-Pb-Zn mineralization intersected within the drilling below the K3 structure, which is the expected major ore-control structure. There is no further evidence for Minco's target model of high grade Ag-Pb-Zn with associated Au. Therefore, Minco decided to suspend its funding on all exploration programs in the two exploration permits.

On April 26, 2009, the Company entered into a sale agreement to dispose of its interest in Xiaoshan project.  After completion of all legal requirements and approvals, the Company relinquished all managerial involvement and control to the purchaser on June 30, 2009.  Gross proceeds on disposal were RMB 2.46 million (approximately $0.4 million).

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis of the operating results and the financial position of the Company for the three years ended December 31, 2009, 2008 and 2007 should be read in conjunction with the consolidated financial statements and the related notes.  Financial amounts (other than per share amounts) in the following discussion have been rounded to the nearest thousand dollars.

A.

OPERATING RESULTS

General

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2009, 2008 and 2007.  Since the signing of the Company's first co-operative agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious  metals properties in China.  To date, the Company is in the exploration stage and has no operating revenue.

The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, Henan, Hunan, Guangdong and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties.

Results of Operations (Canadian GAAP)

Year Ended December 31, 2009 compared to Year Ended December 31, 2008 and 2007

For the year 2009, exploration costs totaled $241,236 compared to $10,193,279 in 2008 and $1,845,250 in 2007. In 2009 the Company entered into an agreement under the terms of which Minco Silver will pay 30% of the Company's 51% of the cost of the Changkeng permit.  Accordingly, in the year ended December 31, 2009, the Company recorded an exploration permit cost recovery of $1,205,298 (2008: costs of $6,611,918, 2007: costs of $842,788).

	2009	2008	2007
Gansu
• Yangshan, Anba (a)	-	-	12,941
• Minco-Qinqi (a)	-	-	(163,088)
• Longnan	1,336,083	1,414,127	886,375
Inner Mongolia
• Gobi Gold	(8,003)	270,532	214,319
• BYC (b)	-	-	34,098
Guangdong
• Changkeng	(1,090,981)	8,351,719	149,551
Hunan
• Gold Bull Mountain	4,137	98,948	655,858
Henan Zhongjia
• Xiaoshan (b)	-	57,953	55,196
Total	241,236	10,193,279	1,845,250

(a) Projects terminated

(b) Projects disposed of

Most of the decrease in exploration costs in 2009 is due to exploration costs recoveries from the Changkeng Silver mineralization and lower exploration activities.

The Company's exploration costs represent expenditures to undertake and support exploration activities on the Company's properties.

Administrative Expenses

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The Company's administrative expenses include overhead associated with administrating and financing the Company's exploration activities.  For the year ended December 31, 2009 the Company incurred a total of $2,481,000 (2008: $4,790,000) administrative expenses.

Significant changes are as follows:

•

The Company has incurred nominal interest expense in 2009 of $792 compared to $211,402 in 2008.  This decrease reflects the conversion of the loans payable of the minority shareholders' loans in Mingzhong to share capital.

•

The Company recorded a foreign exchange gain of $561,597 for year ended December 31, 2009. (2008: loss of $1,015,022).

•

The Company incurred investor relations expense of $119,578 for the year ended December 31, 2009 (2008: $353,862).  This decrease reflects management's efforts to reduce expenditures to preserve funds for exploration activities.

•

In the year ended December 31, 2009, the Company granted 1,907,000 stock options to its directors, officers, employees and consultants at a price range from $0.48 to $1.06 per share.  The Company recorded stock-based compensation expense of $750,510 for the year ended December 31, 2009 (2008: $1,242,953).  The decrease in stock-based compensation over prior year is due to the lower weighted average exercise price of options issued in 2009 as compared to 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The Company's administrative expenses include overhead associated with administering and financing the Company's exploration activities. For the full year ended December 31, 2008 the Company incurred a total of $4,789,686 (2007: $4,965,307) administrative expenses.

Significant changes in expenses are as follows:

•

Consulting fees increased to $284,006 (2007 - $76,368) as the Company incurred fees associated with a review of the internal controls and SOX compliance with a major accounting firm. In addition, the Company recorded costs associated with consultants providing “in-house” legal counsel and CFO advisory services.

•

The Company recorded a foreign exchange loss of $1,015,022 for the full year ended December 31, 2008 (2007: $406,376).

•

The Company incurred investor relations expense of $353,862 for the year ended December 31, 2008 (2007: $577,138).  The decrease reflects management's efforts to reduce expenditures as they preserve cash funds for exploration activities.

•

The Company had reduced property investigation expenses in 2008 ($88,353) as the focus was on the Changkeng Gold property in relation to prior year (2007: $218,672).

•

In the year ended December 31, 2008, the Company granted 767,500 stock options to its employee and consultants at the price of $0.46 per share. The Company recorded stock based compensation expense of $1,242,953 for the full year ended December 31, 2008 (2007 - $2,022,850).  The decrease in stock based compensation over prior year is due to the fact that there were less new options issued and the price at which the options were granted.

INTEREST AND SUNDRY INCOME

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

In the year ended December 31, 2009, interest and sundry income was $123,052 compared to $363,361 in 2008. The 2009 increase was mainly due to a fall interest rates on cashable guaranted investment certificates.

As at December 31, 2009, short-term investments consisted of $2,475,936 cashable guaranteed investment certificates with terms of greater than ninety days but not greater than one year (2008: $850,904) and $Nil in commercial notes (2008: $71,655).

As at December 31, 2009, the Company held 420,000 common shares of Nanika Resources Inc. (“Nanika”) (2008: 420,000 common shares). The market value of the shares was $35,700 (2008: $12,600).

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

In the year ended December 31, 2008, interest and sundry income was $363,361 compared to $299,354 in 2007. The 2007 decrease was mainly due to increased balances invested.

Short-term investments consisted of cashable guaranteed investment certificates with terms of greater than ninety days but not great6er than one year, commercial notes and marketable securities.  As at December 31, 2008 the Company held $922,559 (2007: $6,149,044) in short-term investments.

Financial Position (Canadian GAAP)

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The Company's total assets have changed from $10,558,425 on December 31, 2008 to $14,595,566 at December 31, 2009 due to increased cash and short-term investments during 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The Company's total assets changed from $16,747,000 at December 31, 2007 to $10,558,425 at December 31, 2008 due to conversion of short term investments to fund operation. $44,871 in total assets was recorded as discontinued operations (December 31, 2007 – $10,299).

Summary of Quarterly Results (Canadian GAAP)

The following table summarizes selected financial information of the eight most recently completed quarters derived from the unaudited interim financial statements and audited financial statements.

			2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Exploration costs (recoveries)	$ 375,951	$ (1,011,452)	$ 303,435	$ 573,302	$1,565,329	$ 864,403	$ 751,978	$7,011,569
Administrative expenses	757,916	715,180	863,870	705,771	832,197	951,442	942,721	1,048,304
Foreign exchange (gain) loss	(613 518)	73,049	46,213	(67,341)	323,425	344,107	284,917	48,870
Operating income (loss)	(520,349)	223,223	(1,213,518)	(1,211,732)	(2,720,951)	(2,159,952)	(1,979,616)	(8,108,743)
Other income (loss)	1,535	90,184	26,845	27,587	308,654	(18,555)	388	64,406
Income (loss) for the period before discontinued operations, non-controlling interest, tax, loss from equity investment and dilution gain	(518,814)	313,407	(1,186,673)	(1,184,145)	(2,412,297)	(2,178,507)	(1,979,228)	(8,044,337)
Tax expenses	-	-	-	-	(85,349)	-	-	-
Share of gain (loss) from equity investment in Minco Silver	(277,786)	(742,483)	(506,188)	(132,823)	142,209	(112,964)	(507,599)	(470,396),
Dilution gain	3,361,154	965	116,881	-	-	-	1,375,604	168,850
Non-controlling interest	-	-	-	-	(82,685)	72,290	(51,726)	62,121
Income (loss) from continuing operations	2,564,555	(428,111)	(1,575,980)	(1,316,968)	(2,438,122)	(2,219,181)	(1,162,949)	(8,283,762)
Income (loss) from discontinued operations	(7,488)	(14,359)	577,451	-	1,088,712	(93,954)	(155,049)	-

Net income (loss) for the period	$2,557,067	$(442,470)	$(998,529)	$(1,316,968)	$(1,349,410)	$(2,313,135)	$(1,317,998)	$(8,283,762)
Basic and diluted income (loss) per share	$(0.05)	($0.01)	($0.02)	($0.03)	($0.03)	$(0.05)	$(0.03)	$(0.19)

Weighted average number of shares outstanding	43,148,525	43,011,106	43,005,551	42,989,051	43,148,525	42,974,157	42,974,157	42,928,385

Some period-to-period fluctuations are the result of specific exploration initiatives.

In the first quarter of 2008, the Company recorded the exploration permit costs of $1.368 million for Changkeng Gold' exploration permit.

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

ACQUISITION, EXPLORATION AND DEVELOPMENT OF MINERAL INTERESTS

Exploration expenditures other than direct acquisition costs are expensed before a mineral resource is identified as having economic potential.

The Company's policy is to capitalize mineral property acquisition costs and to commence capitalization of mineral property exploration and development costs when a mineral resource is identified as having economic potential on a property.

Where a specific mineral interest property is identified as having a mineral resource with economic potential, costs specific to the development of the particular project are capitalized as development costs and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

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

Costs relating to any producing mineral interest would be amortized on a unit-of-production basis over the estimated ore reserves.  Costs incurred after a property is placed into production that increase production volume or extend the life of a mine are capitalized.

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

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.   In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company's financial condition, changes in financial condition or results of operations.

STOCK-BASED COMPENSATION

Another significant estimate relates to accounting for stock-based compensation. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options granted/vested during the year.  The Company has adopted the Canadian Institute of Chartered Accountants (CICA) Section 3870 – “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Effective January 1, 2004, the Company adopted the accounting procedures recommended by the Canadian Institute of Chartered Accountants Handbook section on stock-based compensation and other stock-based payments.  Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market prices at the date of the grant.

The Company expenses, over the vesting period, the fair value of the options at the date of grant.  As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.

The Company's other significant accounting policies are described in the notes to the audited financial statements for the year ended December 31, 2008.

SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

The Company's significant accounting policies are described in the note 2 to the audited financial statements of 2009.

B.

LIQUIDITY AND CAPITAL RESOURCES

Currently, none of the Company's projects are producing revenues.  See note 1 in the Company's consolidated financial statements for the year ended December 31, 2009 for further discussion. To provide working capital for its operations and project development, the Company plans to raise additional funds within 12 months.  Traditionally, the Company has raised capital through the issuance of common shares.  It is contemplated that it will continue to raise capital primarily through investors consisting of resource investment groups, senior mining companies, and public financing through the facilities of the Toronto Stock Exchange.  However, no assurance can be given that the Company's future capital requirements will be obtained.  The Company's access to capital is always dependent upon future financial market conditions, especially those pertaining to venture capital situations such as mining exploration companies.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

For the year ended December 31, 2009, the Company used $2 million to support its operating activities.  (2008: $10.7 million). The net loss from continuing operations was $0.8 million (2008: $14.1 million).  This level of expenditure activity is consistent with the Company's goal of exploration activity and acquisition opportunities. Cash provided by discontinued operations was $0.3 million (2008: $0.2 million).

For the full year ended December 31, 2009, the Company generated cash from proceeds on issuance of shares $4.5 million (2008: $2.9 million).  Cash flows provided by financing activities of discontinued operations is $Nil (2008: $214,000).

In the year ended December 31, 2009, the Company used $1.6million to support its investing activities compared to cash provided of $8.8 million in 2008. In the current year there was a purchase of $1.6 million in short-term investments (2008: sale of $5.1 million).

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

For the year ended December 31, 2008, the Company used $10.7 million (2007: $4.9 million) to support its operating activities. The net loss from continuing operations in 2008 was $14.1 million (2007: $6.7 million). Cash provided by operating activities of discontinued operation activities was $0.2 million (2007: $0.6 million).

For the year ended December 31, 2008, the Company generated cash from proceeds on issuance of shares $46,000 (2007 - $0.1 million).  Cash flows provided by financing activities of discontinued operations was $214,000 (2007: $99,000)

In 2008, the Company sold short term investment securities to support its exploration activities of $5.1 million (2007: $4.7 million) and to make of purchases of equipment with $0.1 million (2007 - $0.2 million). The Company did not sell any Minco Silver shares in 2008, compared to $3.2 million proceeds from the sales of Minco Silver shares in 2007. In addition, $3.4 million due from Minco Silver was received in 2008 (2007 – net advance to Minco Silver of $1.9 million). Cash provided by investing activities of discontinued operation activities was $183,000 (2007: cash use of $418,000).

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

F.

Tabular Disclosure of Contractual Obligations

(a)

The Company has commitments in respect of office leases requiring minimum payments of $792,148, as follows:

2010	$ 115,490
2011	128,911
2012	151,850
2013	165,710
2014	172,640
2015	57,547
$ 792,148

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company as of December 31, 2009, with each position and office held by them in the Company, their terms of office and the period of service as such.  Each director's term of office expires at the next annual general meeting of shareholders to be held in June 2010.  At such meeting, each current director will likely be seeking re-election.

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

Dwayne Melrose Director and VP Exploration

VP, Exploration and Director for Minco Gold Corporation from May 2007 to present; VP, Exploration for Minco Silver Corporation from May 2007 to present; Director for Minco Base Metals from November 2008 to present; Exploration Manager for Kumtor Operating Company (subsidiary of Cameco Corp) from 1998 to 2007; Project Geologist for Cameco Corp./ Cameco Gold Inc. from 1986 – 1998.

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

	June 8, 2009	250,000
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

	January 9, 2009	165,000(10)
Jennifer Trevitt (13) Burnaby, B.C. Corporate Secretary

Certified paralegal with 11 years of Canadian and US Securities experience.  Corporate Secretary Minco Gold Corporation, July 23, 2009 to Present, Paralegal for 3 TSX-V listed mining companies, a US Public company and two law firms in Vancouver from 1999 to 2009.  From 1992 to 1999, Ms. Trevitt worked for the Insurance Corporation of British Columbia as a Paralegal.

	July 23, 2009	75,000(12)

Notes:

(1)	Current member of the Audit Committee of the Company.
(2)

Common shares and options beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and officers.  Unless otherwise indicated, such shares are held directly.

(3)

The directors, nominees, officers and other members of management of the Company, as a group beneficially own, directly or indirectly, 9,120,231 common shares of the Company, representing 21.1% of the fully diluted issued and outstanding common shares of the Company.  Of the 9,120,231 a total of 3,450,000 are pursuant to stock options granted but not exercised and 5,360,731 are held by Pacific Canada Resources (Note (4)).

(4)	Includes 5,360,731 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest. Also includes 1,450,000 common shares subject to options.
(5)	Includes 420,000 common shares subject to options.
(6)	Includes 375,000 common shares subject to options.
(7)	Current member of the Nominations Committee of the Company.
(8)	Current member of the Compensation Committee of the Company.
(9)	Includes 608,334 common shares subject to options.
(10)	Includes 165,000 common shares subject to options.
(11)	Includes 300,000 common shares subject to options.
(12)	Included 75,000 common shares subject to options.
(13)	Resident of Canada

Other positions currently held by the Company's directors and officers presently other than with other reporting issuers are as follows:

Name of Director or Officer	Positions Held
Ken Cai President, Chief Executive Officer & Director

President & Director of Sinowin Investments Inc.

President & Director of MLK Capital Corp.

President & Director of Pacific Canada Resources Inc.

Director of Pacific Link Mining Corp.

President, CEO & Director of Minco Silver Corporation

President & Director of Minco Base Metals Corporation

Director of East Energy Corp.

Director of Linear Metals Corporation

Robert Callander Director	Director of Pacific Canada Resources Inc. Director of Member Savings Credit Union
Malcolm Clay Director	Director Versatile Systems Inc. Director Zongshen PEM Power Systems Inc. Director Abode Mortgage Corporation Director Powertech Uranium Corp.

Michael Doggett Director	President of PCDEP Inc. Director of Pacific Link Mining Corp. Director Murgor Resources Inc. Director Inter-Citic Minerals Inc. Director Riverside Resources Inc.
Paul Zhang Chief Financial Officer and VP Finance	Chief Financial Officer and VP Finance of Minco Silver Corporation Chief Financial Officer and VP Finance of Minco Base Metals Corporation Director of Asian Resource Global Strategies Inc.
Dwayne Melrose Director and VP Exploration	VP Exploration of Minco Silver Corporation Director of Minco Base Metals Corporation
Ellen Wei Controller Chief Financial Offier	Controller of Minco Silver Corporation Controller of Minco Base Metals Corporation Chief Financial Officer of Pacific Link Mining Corp

The business background and principal occupations of the Company's officers and directors are as follows:

Ken Z. Cai

President, Chief Executive Officer and Director

Dr. Cai has served as president, chief executive officer and a director of the Company since February 29, 1996. Dr. Cai, age 46, devotes approximately 40% of his time to the Company's business.  Dr. Cai holds a Ph.D. in mineral economics from Queens University in Kingston, Ontario.  Dr. Cai has 25 years' experience in mineral exploration, project evaluation, corporate financing and company management. He has been the driving force behind the Company and responsible for negotiating the property agreements in China. He has a wide range of high-level contacts in the Chinese mining communities and this has allowed Minco to access data on a large number of projects throughout China.

Dr. Cai serves as a director and/or officer of the following publicly-traded companies: Minco Silver Corporation, a TSX listed company (Director, President and CEO); Pacific Link Mining Corp., a TSX Venture listed company (Director) and  Rare Earth Metals Inc. (formerly “East Energy Inc. ”), a TSX Venture listed company (Director).

Robert Callander

Director

Mr. Callander has been a director since August 1996.  Mr. Callander, age 65, devotes approximately 5% of his time to the Company's business.  He holds an MBA from York University, Toronto, Ontario, Canada, as well as a CFA from the Institute for Investment Management, Charlotte, Virginia.  Mr. Callander has worked for Caldwell Securities Ltd. since 1992 and currently serves as a vice-president with that firm.  Prior to his engagement with Caldwell Securities Ltd., Mr. Callander served as a corporate finance analyst with Nesbitt Burns.

Dwayne Melrose

Director and Vice-President, Exploration

Mr. Melrose, age 53, has been a director since July, 2007 and as Vice-President, Exploration since May, 2007.  Mr. Melrose is also a Director of Minco Base Metals and Vice President Exploration for Minco Silver.  Mr. Melrose is a graduate from the University of Waterloo, Ontario and has 29 years experience as an exploration and mine geologist.  He has been involved in all aspects of exploration and mine exploration from grass roots to mine definition/feasibility stage and open pit mine geology.  Mr. Melrose has worked with the Cameco/Centerra Gold companies' exploration departments for the past 21 years in Canada, USA and Kazakhstan with the last nine years as the Exploration Manager at the Kumtor Gold Mine in the Krygyz Republic.  Prior to Kumtor, Mr. Melrose has worked in a variety of gold and base metals geological environments in Eastern-Western Canada, Western USA and Kazakhstan.

Michael Doggett

Director

Dr. Doggett, age 50, has been a director since July, 2007.  Dr. Doggett is the Director of the Mineral Exploration Master's Program and Associate Professor in the Department in Geological Sciences and Geological Engineering at Queen's University.  He holds degrees in geology and mineral economics from Mount Allison University and Queen's University.  Dr. Doggett has taught professional development seminars in exploration and project evaluation to more than 600 industry participants in a dozen countries and has carried out a range of consulting activities with mining companies, governments and international agencies.  He currently sits as a Director of Murgor Resources Inc., Pacific Link Mining Corp., Inter-Citic Minerals, the Prospectors and Developers Association of Canada, and on the Committee for Earth Resources for the United States National Academy of Sciences.

Malcolm F. Clay

Director

Mr. Clay, age 69, was appointed a Director of the Company and Chairman of the Audit Committee on November 16, 2007.  He devotes approximately 10% of his time to the Company's business.  Mr. Clay is a Chartered Accountant (FCA) and was a partner of KPMG and its predecessor firms for 27 years, retiring in 2002.  As a public accountant, he served as lead audit or concurring partner for public companies listed on AMEX, NYSE and Canadian Stock Exchanges.  He was the Partner-in-Charge of the KPMG Vancouver Audit practice for ten years.  In 1997, he was elected as the non-executive Chairman of KPMG Canada.  During his career he acted as an accountant and advisor for numerous private companies and is currently the Chairman of the audit committee for four TSX Venture Exchange listed companies.

Paul Zhang

Chief Financial Officer and VP Finance

Mr. Zhang, age 41, was appointed as the Company's Chief Financial Officer and Vice President of Finance in June 2009.  A Chartered Accountant of Canada and a Certified Public Accountant of Illinois USA, Mr. Zhang brings over 15 years of accounting/finance experience in various industries since graduated from Simon Fraser University, Canada with a degree in Business Administration.  Mr. Zhang served as the inaugural CFO of Migao Corporation (TSX:MGO), a specialty potash fertilizer producer based in China, from 2005 to April 2008.  He was the managing partner of Zhang & Du LLP, a public practice firm in Toronto from 2003 to 2005.  Most recently before joining the Company, he served as the CFO for a ski resorts developer and operator based in China.  A resident and citizen of Canada, Mr. Zhang came to Canada from China in 1988 to study at Simon Fraser University.  He is bi-lingual in English and Chinese with an in-depth understanding of the unique Chinese culture and business practices.

Ellen Wei

Controller

Ms. Wei, age 48, was appointed as the Company's Controller in January 9, 2009. She joined Minco Group in February 2005 and had been in the capacity of CFO for Minco Mining (China) for 4 years. Ms. Wei is a Certified Public Accountant of Washington USA, and has a CPA designation in China. Ms. Wei has 10 years experience with a major Chinese auditing firm and 3 years with Ernst & Young respectively. She was the former Controller of Dragon Pharmaceuticals Inc., a listed Company in the United States, for 2.5 years

Jennifer Trevitt

Corporate Secretary

Ms. Trevitt, age 37, has been with the Company since March 2009, was appointed Corporate Secretary in July 2009 and also serves as Corporate Secretary for Minco Gold Corporation and Minco Base Metals Corporation.  She is a Capilano College certified Paralegal who has worked in the Securities/Corporate finance industry for 11 years for Canadian and US public companies.  She also worked as a Paralegal for the Insurance Corporation of British Columbia for 7 years.

Directors and officers of the Company are required to file insider reports with SEDI the System for Electronic Disclosure by Insiders at www.sedi.ca and file their reports individually.  To the best of the Company's knowledge, as at December 31, 2009, the directors and officers of the Company, as a group, held approximately as a group beneficially own, directly or indirectly, 8,890,231 common shares of the Company, representing 18.46% of the issued and outstanding common shares of the Company.

B.

COMPENSATION

Certain information about payments to the Company's executive officers is set out in the following table:

SUMMARY COMPENSATION

	Annual Compensation				Long Term Compensation Awards
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Ann. Comp ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payout ($) (h)	All Other Compen- sation ($) (i)
Ken Z. Cai President, CEO & Director	Dec. 31/09 Dec. 31/08 Dec. 31/07	117,544(1) 137,500(1) 114,275(1)	50,000 30,000 4,687	Nil Nil Nil	350,000 Nil 925,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Paul Zhang Chief Financial Officer and	Dec. 31/09 Dec. 31/08 Dec. 31/07	48,141 Nil Nil	3,000 Nil Nil	Nil Nil Nil	250,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Garnet Clark(2) Former Chief Financial Officer	Dec. 31/09 Dec. 31/08 Dec. 31/07	Nil 45,000 16,552	Nil Nil Nil	Nil Nil Nil	Nil Nil 150,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Dwayne Melrose Director and VP, Exploration	Dec. 31/09 Dec. 31/08 Dec. 31/07	152,000 136,000 120,000	40,000 3,000 7,500	Nil Nil Nil	133,334 Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
William Meyer (3) Former Chairman & Director	Dec. 31/09 Dec. 31/08 Dec. 31/07	Nil Nil 8,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 100,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Matthew Kavanagh Former Chief Financial Officer (4)	Dec. 31/09 Dec. 31/08 Dec. 31/07	Nil Nil 38,500	Nil Nil Nil	Nil Nil Nil	Nil Nil 150,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Mark Orsmond Former Vice President Corporate Development (5)	Dec. 31/09 Dec. 31/08 Dec. 31/07	Nil Nil 12,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Simon Anderson Former Chief Financial Officer	Dec. 31/09 Dec. 31/08 Dec. 31/07	Nil Nil 9,340	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

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

(4)

Mr. Kavanagh resigned on September 30, 2007.

(5)

Paid to Mercantile Consulting Limited, a company controlled by Mr. Orsmond.  Mr. Orsmond resigned on April 25, 2007.

C.

BOARD PRACTICES

The current directors of the board were elected to their position at the annual meeting of shareholders held on June, 2009.

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

Audit Committee

The Company has an audit committee consisting of Messrs. Callander, Doggett and Clay

.  The following is the Company's Charter of the Audit Committee.

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

with the intention of attracting, retaining and appropriately rewarding employees in order to motivate their performance in the achievement of the Company's business objectives and align their interests with the long-term interests of the Company's shareholders.

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

  preparing an annual report on executive compensation to the shareholders of the Company for the management information circular for the annual and general meeting of the Company's shareholders;

  reviewing and assessing, annually, the Compensation Committee charter and submitting any changes deemed necessary or advisable for approval of the Board of Directors; and

  performing other functions as requested by the Board of Directors.

Nominations Committee

The Company has a Nominations Committee consisting of Messrs. Callander, Doggett and Clay.  The following is the Company's Charter of the Nominations Committee.

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

D.

EMPLOYEES

As at March 31, 2010, the Company's Vancouver, British Columbia location shares 4 full time employees with Minco Silver Corporation.  An additional 70 employees are located in China.

E.

SHARE OWNERSHIP

During the fiscal year ended December 31, 2009, no amounts were set aside or accrued by the Company or its subsidiaries during such year to provide pension, retirement or similar benefits for directors and officers of the Company, pursuant to any existing plan provided or contributed to by the Company or its subsidiaries.  As at December 31, 2009, the Company had 5,662,101 stock options outstanding and exercisable (as at December 31, 2008 4,725,834) with an weighted average exercise price of $0.93 per share, which were granted to directors, officers, consultants and employees of the Company.  The following table sets forth, as of March 31, 2010, common stock held by the Company's officers and directors and all outstanding options and warrants to purchase common shares of the Company.

Common Shares Owned by Officers and Directors

Name and Title	Common Shares Held	Percentage of Common Shares Outstanding at June 15, 2009(2)
Ken Cai, President, Chief Executive Officer and Director	5,410,231(1)	11.23%
Robert Callander, Director	Nil	N/A
Michael Doggett, Director	Nil	N/A
Malcolm Clay, Director	Nil	N/A
TOTAL	5,410,231	11.23%

Note:

(1)	5,497,064 common shares held by Pacific Canada Resources, a private company, of which Dr. Ken Cai has more than a 10% interest.

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

Date of Grant	Number of Stock Options Granted	Number of Stock Options Outstanding	Exercise Price ($)	Expiry Date
April 1, 2005	150,000	75,000	1.35	April 1, 2010
May 19, 2005	100,000	66,667	1.08	May 19, 2010
January 9, 2006	1,015,000	457,000	1.64	January 9, 2011
May 1, 2006	100,000	100,000	2.55	May 1, 2011
July 7, 2007	200,000	200,000	1.44	May 17, 2012
July 20, 2007	100,000	100,000	1.44	May 17, 2012
July 20, 2007	100,000	100,000	1.79	February 12, 2012
July 20, 2007	100,000	100,000	1.54	June 1, 2012
September 28, 2007	2,010,000	1,653,000	0.79	September 28, 2012
November 14, 2007	475,000	400,000	0.97	November 13, 2012
November 16. 2007	200,000	200,000	1.08	November 15, 2012
November 17, 2007	75,000	75,000	0.97	November 17, 2012
April 15, 2008	200,000	200,000	1.44	April 15, 2013
August 20, 2008	50,000	50,000	0.81	August 20, 2013
September 9, 2008	7,500	7,500	0.66	September 9, 2013
September 10, 2008	100,000	100,000	0.66	September 10, 2013
December 16, 2008	125,000	125,000	0.46	December 16, 2013
January 16, 2009	1,582,000	1,582,000	0.48	January 16, 2014
July 7, 2009	75,000	75,000	0.66	July 7, 2014
September 4, 2009	250,000	250,000	1.06	September 4, 2014
		5,676,167

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

As of March 31, 2010, the Company believes that 4,631,107 of the issued and outstanding common shares were held by 39 registered shareholders with addresses in the United States.

As far as known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.  As disclosed below, Pacific Canada Resources Inc., a private company controlled by a director of the Company, as at March 31, 2010, owned 5,360,731 common shares or 11.13% of the issued and outstanding shares of the Company's common stock.  The following table sets forth, as of March 31, 2010, information with respect to (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company's outstanding voting securities and (ii) the total amount of any class of the Company's voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class (1)
Common shares	Pacific Canada Resources Inc.	5,360,731	11.1%
Common shares	Ken Cai	6,860,231 (2)(3)	14.2%
Common shares	All directors, Officers & deemed insiders as a group	8,890,231(3)(4)	18.5%

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

(4)

Of the 8,890,231 common shares of which a total of 3,393,334 are pursuant to stock options granted but not exercised.

Escrow Securities

As at March 31, 2010 there were no escrow shares outstanding.

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

During the years ended December 31, 2009, 2008 and 2007, the Company paid to Sinowin Investments Inc. (a consulting company controlled by Dr, Ken Cai,  a total of $110,000, $143,229 and $119,063, respectively, for management services, property investigation, geological consulting, and bonus for arranging financing.  The Company believes that the consulting agreement with Sinowin Investments Inc. and Dr. Cai, are on terms as favorable as could be obtained from an unaffiliated third party.

ITEM 8.

FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Consolidated audited financial statements for the Company for the year ended December 31, 2009 (in Canadian dollars) with comparative figures for the years ended December 31, 2008 and December 31, 2007.

Consolidated audited financial statements of Minco Silver Corporation for the year ended December 31, 2009 (in Canadian dollars) with comparative figures for the years ended December 31, 2008 and 2007.

Dividend policy

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

Significant Changes

The Company elected to sell its interest in the Inner Mongolia Huayu-Minco Mining Co., Ltd. (the “HYMK JV” or “BYC”) BYC project for RMB7.0 million (approximately $1.2 million). The Company recorded this transaction in the fourth quarter and received three installments, with the final installment of RMB 2.8 million ($0.4 million) received February 28, 2009.

On April 26, 2009, the Company entered into a sale agreement to dispose of its interest in  Zhongjia .After completion of all legal requirements and approvals, the Company relinquished all managerial involvement and control to the purchaser on June 30, 2009. Gross proceeds on disposal were RMB 2.46 million (approximately $0.4 million)

ITEM 9.

THE OFFER AND LISTING

Since February 24, 1998, the Company's common shares have been listed on the Toronto Stock Exchange.  Previously, the Company's common shares were dual listed on the CDNX (formerly the Vancouver Stock Exchange and now the TSX Venture Exchange) and Toronto Stock Exchange.  On January 29, 1999, the Company voluntary delisted its common shares from the CDNX.    The Company's common shares were listed in the United States on the Over The Counter market (“OTC”) under the symbol MMAXF”.  On November 11, 2005 the Company received listing approval on NYSE Amex Equities (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The following tables set forth the reported high and low prices for the five most recent fiscal years (Table A), each quarterly period for the past two fiscal years and for the first quarter of 2009 (Table B) and each month for the past six months (Table C).

Table A

High and low price for the five most recent fiscal years.

YEAR	TSX (CDN$) HIGH	TSX (CDN$) LOW	AMEX (US$) HIGH	AMEX (USD$) LOW
December 31, 2009	1.35	0.45	1.30	0.35
December 31, 2008	0.64	0.24	0.56	0.19
December 31, 2007	2.40	0.67	2.07	0.65
December 31, 2006	3.07	1.35	2.68	1.20
December 31, 2005 (*)	1.71	1.54	1.58	1.35
December 31, 2004	1.90	1.58	N/A	N/A

(*)

On November 11, 2005 the Company received listing approval on NYSE Amex Equities (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The November 2005 high and low is for the period between November 22, 2005 to December 31, 2005.  On February 1, 2007 the symbol for the Company was changed from MMK to MGH.

Table B

High and low prices for each quarterly period for the past two fiscal years ended December 31, 2009 and 2008 and the first quarter of 2010.

MONTH/YEAR	TSX (CDN$) HIGH	TSX (CDN$) LOW	AMEX (USD$) HIGH (*)	AMEX (USD$) LOW (*)
Quarter 1 – March 2008	1.72	0.70	1.71	0.70
Quarter 2- June 2008	1.28	1.00	1.30	0.99
Quarter 3-September 2008	0.89	0.40	0.84	0.65
December 2008	0.64	0.24	0.56	0.19
Quarter 1 – March 2009	0.86	0.46	0.86	0.52
Quarter 2- June 2009	0.93	0.55	0.93	0.65
Quarter 3-September 2009	1.35	0.63	1.35	0.60
December 2009	1.33	0.84	1.33	1.00

Quarter 1 – March 2010	1.55	0.82	1.55	0.82

(*)

On November 11, 2005 the Company received Listing approval on NYSE Amex Equities (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The November 2005 high and low if for the period between November 22, 2005 to December 31, 2005.  On February 1, 2007 the symbol for the Company was changed from MMK to MGH.

Table C

High and low prices for each month for the past six months.

MONTH/YEAR	TSX (CDN $) HIGH	TSX (CDN $) LOW	AMEX (USD $) HIGH (*)	AMEX (USD $) LOW (*)
October 2009	1.30	0.81	1.33	0.88
November 2009	1.24	0.95	1.31	1.00
December 2009	1.10	0.80	1.10	0.84
January 2010	1.07	0.76	1.09	0.82
February 2010	0.84	0.65	0.88	0.70
March 2010	1.50	0.75	1.55	0.74

(*)

On November 11, 2005 the Company received Listing approval on NYSE Amex Equities (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The November 2005 high and low if for the period between November 22, 2005 to December 31, 2005.  On February 1, 2007 the symbol for the Company was changed from MMK to MGH.

ITEM 10.

ADDITIONAL INFORMATION

A. Share Capital

The Company has 100,000,000 common shares authorized, without par value, of which 48,157,782 common shares were issued and outstanding as of March 31, 2010.  Each of the common shares has equal dividend, liquidation and voting rights.  Voters of the common shares are entitled to one vote per share on all matters that may be brought before them.  Holders of the common shares are entitled to receive dividends when declared by the board of directors from funds legally available for that purpose.  The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares.  The outstanding common shares are fully paid and non-assessable.  Of the Company's common shares outstanding, none are currently held in escrow, subject to release or cancellation upon certain conditions.  See Item 7 - “Escrow Securities.” The transfer agent and registrar for the common shares is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6B 5A1.  The following table sets forth a history of the share capital for the Company for the last three fiscal years, and through March 31, 2010.

		Issuance	Common Share Balance
December 31, 2006	Issued and Outstanding		42,865,219
June 1, 2007	$1.35 options Exercised	45,000
June 1, 2007	$1.07 options Exercised	8,333
June 21, 2007	$0.55 options Exercised	49,500
July 12, 2007	$1.07 options exercised	8,333
August 17, 2007	Normal course issuer bid	(40,000)
August 20, 2007	Normal course issuer bid	(3,500)
August 21, 2007	Normal course issuer bid	(4,500)
December 31, 2007	Issued and Outstanding		42,928,385
April 10, 2008	$0.79 options exercised	33,333
May 5, 2008	$0.79 options exercised	13,333
May 8, 2008	$0.79 options exercised	10,000
May 29, 2008	$0.79 options exercised	4,000
December 31, 2008	Issued and Outstanding		42,989,051
October 22, 2009	Private Placement	5,000,000
	$0.48 options exercised	168,731
December 31, 2009	Issued and Outstanding		48,157,782
March 31, 2010	Issued and Outstanding		48,157,782

Except for finder's fees, all issuances noted above were for cash. No shares issuances in the period covered by the above table were subject to discounts, special terms or installment payments.  In addition, the Company has raised funds by issuing special warrants that may be converted into common shares of its subsidiary Minco Silver as described in Item 5B "Liquidity and Resources".

Normal Course Issuer Bid

(Share Buy-Back Program)

On November 20, 2006, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) for the Company's Notice of Intention to Make a Normal Course Issuer Bid.  Under the terms of the Normal Course Issuer Bid, the Company may acquire up to 2,107,210 common shares of the Company (the “Shares”) between November 22, 2006 and November 21, 2007.  As of the date of the acceptance, the Company had not acquired any of its shares in the last 12 months.  All Shares purchased by the Company under the Normal Course Issuer Bid will be effected through the facilities of the TSX.

The Company is limited, pursuant to the policies of the TSX on issuer bids, to purchase not more than 842,884 shares (2% of the Company's 42,144,219 issued and outstanding Shares as of October 31, 2006) during any 30-day period to a maximum of 2,107,210 Shares (5% of the Company's 42,144,219 issued and outstanding Shares) during the 12 month period.  The price at which the Shares will be purchased pursuant to the Normal Course Issuer Bid by the Company will be the market price of the Shares at the time of acquisition and will be at a price that is not higher than the last independent trade of a board lot of Shares of the Company.  In August 2007, the Company acquired and cancelled a total of 48,000 shares under a Normal Course Issuer Bid at an average purchase price of $0.90. No other shares were acquired pursuant to the Normal Course Issuer Bid.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

On July 8, 1996, the Company adopted its revised Articles of Incorporation under the laws of the Province of British Columbia Company Act.  On March 29, 2004, the new British Columbia Business Corporations Act (“BCA”) was proclaimed, replacing the pre-existing British Columbia Company Act.  Accordingly, the Company is now subject to the BCA, and no longer governed by the Company Act.  The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies.  For example, the new BCA does not impose any British Columbia or Canadian residency requirements on the members of the Board of Directors of the Company.

In accordance with the BCA, the Company has filed a transition application with the Registrar of Companies, the principal element of which involved replacing the Company's Memorandum with a new form designated a Notice of Articles.  The Company filed its transition application as of May 11, 2005.  As a result of the Company having filed its transition application, it may alter its Notice of Articles and adopt a new form of Articles to take advantage of the greater flexibility and efficiency inherent in the BCA, and to make its Articles consistent with the terminology and certain provisions of the BCA.  At the Company's Annual General and Special Meeting of Shareholders held on June 27, 2005,

Shareholders approved a Special Resolution approving the alteration of The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, as provided for in the British Columbia Business Corporations Act, and the Company's Notice of Articles be altered accordingly.  In addition to deleting the PCPs, the Shareholders of the Company approved the deletion of the Company's existing Articles in their entirety and replaced them with a new set of Articles.  The new set of Articles makes the Company's Articles consistent with the terminology and provisions of the BCA.  Most of the changes in the new form of Articles are minor in nature, and will not affect the Shareholders or the day-to-day administration of the Company.  However, there are several changes of note:  i) The directors will be able to approve a change of name of the Company without the necessity of obtaining shareholder approval; ii) The directors will be able to increase the authorized capital of the Company, or create one or more classes or series of shares, without the necessity of obtaining shareholder approval; and iii) The requirement that the Company purchase or redeem its shares on a pro-rata basis will be deleted.

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

C.

MATERIAL CONTRACTS

The only material contracts not in the ordinary course of business entered into by the Company during the financial year ended December 31, 2009, or in prior years that are still in effect are:

Date	Document	Party	Reference to:
January 1, 2007	Cost Sharing Agreement	Between Minco Silver Corporation, Minco Gold Corporation, Tranzcom China Security Networks Inc. and Aquasol Envirotech (Canada) Inc.
June 6, 2007	Arrangement Agreement	Between the Company, Minco Base Metals Corporation and 0791852 B.C. Ltd.	Plan of Arrangement and spin-off of White Silver Mountain project.
November 7, 2007	Arrangement Agreement Amendment	Between the Company and Minco Mining & Metals Corporation (formerly Minco Base Metals Corporation) and Minco Base Metals Corporation (formerly 0791852 B.C. Ltd.)	Plan of Arrangement and spin-off of White Silver Mountain project.
January 1,2005 – December 31, 2009	Various Stock Option Agreements	Various stock option agreements dated between January 1, 2005 and December 31, 2009 between the Company and certain directors, officer, consultants and employees of the Company.

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

Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any US) tax law or treaty.  It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.  Each US Holder is advised to obtain tax and legal advice applicable to such US Holder's particular circumstances.  Every US Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the US Holder on the US Holder's common shares.  The statutory rate of withholding tax is 25% of the gross amount of the dividend paid.  The Treaty reduces the statutory rate with respect to dividends paid to a US Holder for the purposes of the Treaty.  Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the US Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate US Holder.  The Company is required to withhold the applicable tax from the dividend payable to the US Holder, and to remit the tax to the Receiver General of Canada for the account of the US Holder.

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

Dividends and Other Distributions on the Common Shares

Subject to the passive foreign investment company rules discussed below under “Passive Foreign Investment Company,” the gross amount of all our distributions to a U.S. Holder with respect to the common shares (including any Canadian taxes withheld there from) will be included in the U.S. Holder's gross income as foreign source ordinary dividend income on the date of receipt by the U.S. Holder, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder's tax basis in its common shares, and to the extent the amount of the distribution exceeds the U.S. Holder's tax basis, the excess will be taxed as capital gain. We do not currently, and we do not intend to, calculate our earnings and profits, if any, under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution, if any, will be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Canada, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Treasury guidance indicates that our common shares, which are listed on NYSE Amex Equities, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will be considered readily tradable on an established securities market in later years. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.  There can be no assurance that the Company's dividends will be qualifying dividend income because there can be no assurance of the Company's PFIC status in either the year of the distribution or the year preceding the distribution.

Subject to certain limitations, Canadian taxes withheld from a distribution to a U.S. Holder will be eligible for credit against such U.S. Holder's U.S. federal income tax liability. If a refund of the tax withheld is available to the U.S. Holder under the laws of Canada or under the income tax treaty between the United States and Canada, the amount of tax withheld that is refundable will not be eligible for such credit against the U.S. Holder's U.S. federal income tax liability (and will not be eligible for the deduction against the U.S. Holder's U.S. federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to common shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. A U.S. Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year may instead claim an itemized deduction for all foreign taxes paid in that taxable year.

Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of the Company's Common Shares, a US Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition of the Common Shares and the US Holder's adjusted tax basis in the Common Shares.  The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the US Holder has held the Common Shares for more than one year.  Net long-term capital gains of non-corporate US Holders, including individuals, are eligible for reduced rates of taxation.  The deductibility of capital losses is subject to limitations.  Any gain or loss that a US Holder recognizes generally will be treated as gain or loss from sources within the United States for purposes of the U.S. foreign tax credit limitation discussed above.

If the Company pays distributions on the Common Shares in Canadian dollars, the U.S. dollar value of such distributions should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distributions, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt of such distributions, a US Holder's tax basis in such Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, the US Holder generally will not be required to recognize any foreign currency exchange gain or loss.  Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S. source ordinary income or loss for purposes of the U.S. foreign tax credit limitation discussed above.

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

A determination of the Company's PFIC status should be done on an annual basis (assuming that we can continue to be a publicly traded entity) . As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our common shares (assuming that we continue to a publicly traded corporation for purposes of the applicable PFIC rules), our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds common shares, absent a special election. For instance, if we cease to be a PFIC, a U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares. If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain gains from the sales of commodities, annuities and gains from assets that produce passive income.

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

  the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the common shares,

  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and the amount allocated to each other year will be subject to the highest tax rate for the US Holder in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if the U.S. Holder holds the common shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to shares of a PFIC to elect out of the tax treatment discussed above. If a U.S. Holder makes a valid mark-to-market election for the common shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over its adjusted basis in such common shares. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in the U.S. Holder's income for prior taxable years. Amounts included in a U.S. Holder's income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A U.S. Holder's basis in the common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such an election, the tax rules that ordinarily apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for “qualified dividend income” discussed above under “Dividends and Other Distributions on the Common Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including NYSE Amex Equities, or other market, as defined in applicable U.S. Treasury regulations. We expect that our common shares will continue to be listed on NYSE Amex Equities and, consequently, the mark-to-market election would be available to U.S. Holders of common shares were we to be a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation's ordinary earnings and net capital gain income on a current basis. However, a U.S. Holder can make a qualified electing fund election with respect to its common shares only if we furnish the U.S. Holder annually with certain tax information, and we do not intend to prepare or provide such information.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

F.

DIVIDENDS AND PAYING AGENTS

There are no restrictions on the payment of dividends by the Company. While dividends may be declared at the discretion of the Company's board of directors, the Company has not declared any dividends as of the date of this Registration Statement, nor does it intend to do so in the foreseeable future. Accordingly the Company has not appointed any financial organization to act as paying agents of the Company.

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

H.

DOCUMENTS ON DISPLAY

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F St. NE, Washington, D.C. 20549 or by accessing the Commission's website (http://www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).  Copies of the Company's material contracts are kept in the Company's administrative headquarters.

I.

SUBSIDIARY INFORMATION

The Company incorporated three separate Companies with current or planned business operations, which are all created for the exploration and acquisition of mineral projects in China as described below.

•

Minco Base Metals Corporation, incorporated on August 20, 2004, under the laws of British Columbia.  This company was formed to segregate its base metal projects as part of a long term plan to build the Company's base metals assets in China.  The White Silver Mountain project will form the asset base of this company.  This company is currently searching for other projects to acquire and develop in China.

On November 15, 2007 the Company completed a Plan of Arrangement pursuant to which the Company spun off its White Silver Mountain project in Gansu Province, PRD to Minco Base Metals.  The Company now holds no shares of Minco Base Metals.

•

Minco Mining (China) Corporation, incorporated in China on May 12, 2004, for the purposes of  managing Minco Gold's projects in China, enhancing the Company's management team in China, and expanding upon certain mining activities (such as staking) in China.  This company currently has eight full time and part time employees.

•

Minco Silver Corporation, incorporated on August 20, 2004, under the laws of British Columbia.  Minco Silver was a 100% owned subsidiary of the Company.  This company was incorporated to acquire and develop silver projects in China and is currently involved with the development of the Fuwan silver property in Guangdong Province, China.

At December 31, 2004, the Company owned a 70% interest in Minco Silver but following a subsequent financing by Minco Silver, Minco Gold's interest decreased to 55.56%.  On December 2, 2005, Minco Silver became a report issuer listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “MSV”.  The Company currently owns 13,000,000 common shares of Minco Silver or a 32.01% of the issued and outstanding common shares of Minco Silver.  Minco Silver and GGB agreed pursuant to the Amending Contract that, subject to the payment of the applicable purchase price, Minco Silver (through Minco China) would hold a 100% interest in the Fuwan Permits, subject to GGB retaining a 10% net profit interest in the properties subject to the Fuwan Permits.

On July 22, 2008 Minco Silver executed a letter of intent with Sterling Mining Company (“Sterling”) to acquire 100% of the issued and outstanding common shares of Sterling.

Minco Silver also extended a line of credit in the amount of US$15 million under the terms of a Credit Facility Agreement dated July 21, 2008 (the “Facility”) to be advanced from time to time to meet general working capital and other operating expenses to carry on Sterling's business.  As at December 31, 2009, the total loan receivable due from Sterling was $8.3 million.

On March 3, 2009, Sterling filed a voluntary position under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of the State of Idaho (the “Bankruptcy Court”).

On December 2, 2009 Sterling filed with the United States Bankruptcy Court a second amended disclosure statement and plan of reorganization (the “Plan”) providing information concerning Sterling's bankruptcy and its proposed reorganization.  Pursuant to the provisions of the Plan, Minco Silver has made a bid to purchase Sterling in the amount of US$12.5 million.

Minco Silver was unsuccessful in its bid to acquire 100% of the shares of Sterling during the bankruptcy auction held on April 21, 2010.  As a result, Minco Silver expects to receive the repayment of all amounts advanced and incurred, with interest, secured by all assets of Sterling.  The Court confirmed the winning bid and the sale of Sterling to the winning bidder on May 7, 2010.  Management of Minco Silver believes the loan receivable recorded is fully recoverable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISK

The Company is exposed to market risk, primarily related to foreign exchange.  The Company uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in China where the Company is conducting exploration activities.  The following table sets forth the principal components of the balance sheet at December 31, 2009 showing the sensitivity to exchange risk:

Year Ended December 31, 2009

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate in $
	$	RMB
Cash and Cash equivalents	352,589	20,570,105	3,508,917	286,939
Receivables (including due from Minco Silver and Minco Base Metals)	1,433,381	7,612,335	2,601,437	106,187
Prepaid expenses and deposits	67,791	116,917	85,731	1,631
Accounts payable and accrued liabilities (including due to Minco Base Metals)	167,251	32,823,979	5,203,844	457,872

The following table sets forth the principal components of statement of operations for the year ended December 31, 2009 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Exploration costs (recoveries)	(939,415)	7,109,629	241,236	107,332
Administrative expenses	2,108,393	2,244,604	2,481,140	33,886
Other income	123,052	-	123,052	-

Year Ended December 31, 2008

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Cash and equivalents	101,858	14,036,818	2,604,411	227,505
Receivables (including due from Minco Silver and Minco Base Metals)	827,482	10,220,159	2,649,582	165,645
Prepaid expenses and deposits	93,562	199,327	129,113	3,232
Accounts payable and accrued liabilities, loan payable and taxes payable	166,698	47,800,509	8,688,807	774,737

The following table sets forth the principal components of statement of operations for the year ended December 31, 2008 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Exploration costs	467,862	66,301,862	10,546,507	916,240
Administrative expenses	2,813,830	13,245,176	4,827,249	165,645
Other income (loss)	356,359	-	356,359	-

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

At the end of the period covered by this report, the fiscal year ended December 31, 2009, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")).  Management concluded that the disclosure controls and procedures was not effective as at December 31, 2009 due to the material weakness in the Company's internal controls over financial reporting as stated below.

(b)

Management's annual report on internal controls over financial reporting

Internal Control over Financial Reporting is the reasonability of the Board of Directors and management.

Internal Control over Financial Reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance in the reliability of the Company's financial information and the preparation of the audited financial statements. The design includes policies and procedures that:

1. Pertains to the maintenance of records;

2. Provide reasonable assurance that the transactions are recorded accurately and that the receipts and expenditures are     made in accordance with the authorizations of management and directors; and

3. Provide reasonable assurance in the prevention and timely detection of material unauthorized acquisition, use or    disposal of the Company's assets.

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

Management evaluated the internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework and concluded that the Company's internal controls over financial reporting was not effective due to the existence of some material weakness as of December 31, 2009.  Specifically, due to the smaller nature of the Company, there was a lack of effective segregation of duties where responsibilities for the preparation, entry and approval of accounting transactions were shared in some locations.  In addition, there was a lack of consistency in the application of the Company's standardized, formal policies and procedures around the financial closing and reporting of financial results; the Company did not have the required complement of personnel throughout the year (with appropriate levels of accounting knowledge, experience and training in the application of generally accepted accounting principles).

Management has concluded that the Company will be able to mitigate the above weaknesses by:

a)

the nature and present level of activities and transactions within the Company being readily transparent;

b)

the review of the Company's financial statements by senior management and the board of directors; and,

c)

active participation of senior management in monitoring financial reporting.

The Company has established a monthly review procedure for the financial reporting preparation that includes a detailed review by the Controller of the monthly financial statements submitted by the Company's subsidiaries in order to consolidate accurate data into financial statements and the initiation of a process to redesign entity wide authorization and approval policies.

(c)

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to current rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

 (d)

Changes in internal controls

There were no changes, other than some improvement captioned above in our internal controls or in other factors that could significantly affect these controls during the period covered by this annual report, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company's board of directors has determined that the Company has one audit committee financial expert serving on its audit committee and that the individual is “independent”.  Mr. Malcolm F. Clay, Chairman of the Audit Committee serves as the Audit Committee's financial expert. He is a Chartered Accountant, with over 27 years experience in both public and private companies.

ITEM 16B.

CODE OF ETHICS - BOARD OF DIRECTORS AND OFFICERS

The following is the Company's Code of Ethics for the Board of Directors.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the past three fiscal years, the Company has paid the following fees to its principal accountants, PricewaterhouseCoopers LLP for 2009 and Ernst and Young LLP for 2008 and 2007.

	2009	2008	2007
Audit fees	$ 196,000	$ 126,500	$ 125,000
Audit-related fees	-	-	-
Tax fees	8,000	-	1,200
All other fees	-	-	-
Total	$ 204,000	$ 126,500	$ 126,200

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company believes that the majority of the members of the Audit Committee were “independent”.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS

None

ITEM 16F.

CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Effective October 19, 2009, we dismissed Ernst and Young LLP as our principal accountant.  On October 15, 2009, we appointed Pricewaterhouse Coopers LLP as our replacement independent registered public accounting firm for the fiscal year ended December 31, 2009.  Our audit committee and the Board of Directors recommended, authorized and approved the change in our independent registered public accounting firm.

During the fiscal year ended December 31, 2008 and through to October 19, 2009, there were no disagreements between us and Ernst and Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst and Young LLP, would have caused Ernst and Young LLP to make reference to the subject matter in its reports on the consolidated financial statements.

Ernst and Young LLP's audit reports on our consolidated financial statements for the fiscal years ended December 31, 2008 and 2007 did not contain an adverse opinion or a denial of opinion and were not qualified as to uncertainty, audit scope or accounting principles.

ITEM 16G.

CORPORATE GOVERNANCE

Not Applicable

PART III

ITEM 17.

FINANCIAL STATEMENTS

Attached hereto

Financial Statement

DOCUMENT	PAGE

Audited consolidated Financial Statements of the Company for the years ended December 31, 2009, 2008 and 2007 including Report of Independent Registered Public Accounting Firm

Audited consolidated Financial Statements of Minco Silver Corporation for the years ended December 31, 2009, 2008 and 2007  including Report of Independent Registered Public Accounting Firm

91 131

ITEM 18.

FINANCIAL STATEMENTS

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

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

(IN CANADIAN DOLLARS)

DECEMBER 31, 2009, 2008, AND 2007

Management's Responsibility for Financial Reporting

Report of Independent Auditors

Consolidated Balance Sheets

Consolidated Statements of Operations and

Comprehensive Loss and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Management's Responsibility for Financial Reporting

The consolidated financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management's best judgments on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

The Audit Committee of the Board of Directors is composed of three Directors and meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, who were appointed by the shareholders. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

Dr. Ken Cai

Paul Zhang, C.A.

President and CEO

CFO and VP Finance

Vancouver, Canada

March 29, 2010

Independent Auditors' Report

To the Shareholders of Minco Gold Corporation

We have audited the consolidated balance sheets of Minco Gold Corporation (the “Company”) as at December 31, 2009 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2008 and for the two year period then ended, prior to adjustment for the discontinued operations, were audited by other auditors who expressed an opinion without reservation in their report dated April 14, 2009.  We have audited these adjustments to the financial statements as at December 31, 2008 and for the two year period then ended, and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

Yours very truly,

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

March 29, 2010

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada,

April 14, 2009

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Consolidated Balance Sheets
(in Canadian dollars)
	December 31, 2009	December 31, 2008
ASSETS

Current assets
Cash and cash equivalents	$3,508,917	$2,553,531
Short-term investments (Note 3)	2,475,936	922,559
Marketable securities (Note 4)	35,700	12,600
Receivables	371,576	895,840
Due from Minco Silver (Note 13(c))	2,109,285	1,246,282
Due from Minco Base Metals (Note 13(d))	120,576	506,569
Prepaid expenses and deposits	85,731	129,113
Assets of discontinued operations (Note 9)	-	51,771
	8,707,721	6,318,265

Long-term deposit	51,764	51,523
Plant, property and equipment (Note 6)	341,245	468,650
Equity investment in Minco Silver (Note 7)	5,494,836	3,675,116
Assets of discontinued operations (Note 9)	-	44,871
	$14,595,566	$10,558,425

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$5,203,844	$5,783,711
Loan payable (Note 10)	-	2,667,295
Liabilities of discontinued operations (Note 9)	-	237,800
	5,203,844	8,688,807

Non-Controlling Interest (Note 10)	2,493,427	-

SHAREHOLDERS' EQUITY

Share capital (Note 11(a))	38,553,755	34,021,922

Contributed surplus (Note 11(a))	5,627,841	4,930,097

Deficit	(37,283,301)	(37,082,401)

	6,898,295	1,869,618
	$14,595,566	$10,558,425
Commitments (Note 14) Subsequent event (Note 19)
See accompanying notes to consolidated financial statements
On behalf of the Board	“Malcolm Clay"	"Robert Callander "
Malcolm Clay		Robert Callander
Director		Director

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Consolidated Statements of Operations and Comprehensive Loss and Deficit
For the Years ended December 31,
(in Canadian dollars)
	2009	2008	2007
Exploration permit (Note 5)	$ (1,205,298)
		$ 6,611,918	$ 842,788
Exploration costs, net of recoveries (Note 5)	1,446,534	3,581,361	1,002,462
	241,236	10,193,279	1,845,250
Administrative expenses (Note 13)
Accounting and audit	228,514	183,990	121,458
Amortization	190,111	95,905	52,588
Consulting	282,515	284,006	76,368
Directors' fees	49,000	48,000	62,500
Foreign exchange (gain) loss	(561,597)	1,015,022	406,376
Interest expense	792	211,402	-
Investor relations	119,578	353,862	577,138
Legal	(3,900)	49,231	47,408
Meals and entertainment	82,790	71,422	44,449
Office and miscellaneous	117,545	160,472	195,135
Property investigation	104,760	88,353	218,672
Regulatory and filing	112,119	105,838	91,948
Rent	260,311	216,986	230,723
Salaries and benefits	591,758	534,512	685,492
Stock-based compensation (Note 11(b))	750,510	1,242,953	2,022,850
Telephone	33,895	26,485	15,430
Travel and transportation	122,439	101,247	116,772
	2,481,140	4,789,686	4,965,307
Operating loss	(2,722,376)	(14,982,965)	(6,810,557)
Other income (loss)
Gain on sale of exploration permit	-	425,632	-
Unrecognized gain (loss) on marketable securities	23,100	(75,600)	(232,546)
Gain on sale of Minco Silver shares	-	-	2,978,034
Write down of mineral interests	-	(358,500)	-
Interest and other income	123,052	363,361	299,354
Loss for the year before discontinued operations, non-controlling interest, tax expenses, loss
from equity investment and dilution gain	(2,576,224)	(14,628,072)	(3,765,715)
Tax expenses (Note 12)	-	(85,349)	-
Share of loss from equity investment in Minco Silver (Note 7)	(1,659,280)	(948,750)	(3,239,898)
Dilution gain (Note 7)	3,479,000	1,544,454	191,000
Non-controlling interest (Note 8)	-	-	97,114
Loss for the year from continuing operations	(756,504)	(14,117,717)	(6,717,499)
Earnings (loss) for the year from discontinued operations (Note 9)	555,604	853,412	(862,732)
Loss and comprehensive loss for the year	(200,900)	(13,264,305)	(7,580,231)
Deficit, beginning	(37,082,401)	(23,818,096)	(16,231,366)
Share buy-back cost in excess of book value	-	-	(6,499)
Deficit, ending	$ (37,283,301)	$ (37,082,401)	$ (23,818,096)

Loss per share from continuing operations - basic and diluted	$ (0.02)	$ (0.33)	$ (0.16)
Earnings (loss) per share from discontinued operations - basic and diluted	$ 0.01	$ 0.02	$ (0.02)
Loss per share - basic and diluted	$ (0.00)	$ (0.31)	$ (0.18)
Weighted average number of common shares outstanding - basic and diluted	43,148,525	42,970,813	42,908,809

See accompanying notes to consolidated financial statements

See accompanying notes to consolidated financial statements

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Consolidated Statements of Cash Flows For the Years ended December 31,
(in Canadian dollars)
	2009	2008	2007
Cash flows from operating activities
Loss for the year from continuing operations	$ (756,504)	$ (14,117,717)	$ (6,717,499)
Adjustment to reconcile net loss from continuing operations to cash provided by (used in) operating activities:
- amortization of equipment	190,111	95,905	52,588
- equity loss on investment in Minco Silver	1,659,280	948,750	3,239,898
- dilution gain	(3,479,000)	(1,544,454)	(191,000)
- stock-based compensation	750,510	1,242,953	2,022,850
- foreign exchange loss	-	1,015,022	406,376
- non-controlling interest		-	(761,770)
- unrecognized (gain)/loss on marketable securities	(23,100)	75,600	232,546
- write down of mineral interests	-	358,500	-
- gain on sale of Minco Silver shares	-	-	(2,978,034)
- gain on sale of Exploration permit	-	(425,632)	-
Change in non-cash working capital items:
-decrease( increase) in receivables	524,266	(87,963)	(40,039)
- due from Minco Base Metals	385,993	(234,570)	(271,999)
- due from Minco Silver	(863,004)	-	-
- decrease (increase) in prepaid expenses and deposits	43,139	(28,070)	83,517
- (decrease)increase in accounts payable and accrued liabilities	(754,541)	1,791,095	(578,685)
- increase in tax payable	-	85,349	-
Cash flows from operating activities of continuing operations	(2,322,851)	(10,825,232)	(5,501,251)
Cash flows from financing activities of discontinued operations(Note 9)	319,502	169,430	618,515
	(2,003,349)	(10,655,802)	(4,882,736)
Cash flows from financing activities
Proceeds from issuance of shares	4,479,067	46,439	105,808
Movement in loan payable	-	2,667,295	-
Cost of share buyback	-	-	(44,451)
Non-controlling interest (Note 8)	-	-	412,803
Cash flows from financing activities of continuing operations	4,479,067	2,713,734	474,160
Cash flows from financing activities of discontinued operations(Note 9)	-	213,942	99,325
	4,479,067	2,927,676	573,485
Cash flows from investing activities
Acquisition of equipment	(62,707)	(110,392)	(205,279)
(Increase) decrease in short-term investments	(1,553,377)	5,138,285	4,745,616
Proceeds from sales of mineral interest	-	425,632	-
Decrease (increase) in Due from Minco Silver	-	3,393,506	(1,903,602)
Proceeds from investment in Minco Silver	-	-	3,248,416
Cash flows from investing activities of continuing operations	(1,616,084)	8,847,031	5,885,151
Cash from flows investing activities of discontinued operations	44,871	288	(40,699)
	(1,571,213)	8,847,319	5,844,452
Effect of exchange rate changes on cash and cash equivalents	-	182,735	(417,814)
Increase in cash and cash equivalents	904,506	1,301,928	1,117,387
Cash and cash equivalents, beginning	2,604,411	1,302,483	185,096
Cash and cash equivalents, ending	$ 3,508,917	$ 2,604,411	$ 1,302,483
Cash and cash equivalents, ending – continuing operation	3,508,917	2,553,531	972,942
Cash and cash equivalents, ending – discontinued operation	-	50,880	329,541
Major non-cash transaction
Minority shareholder's loan converted to capital (Note 10)	2,493,427	-	-

See accompanying notes to consolidated financial statements

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

1.

Nature of Operations

Minco Gold Corporation (the “Minco Gold” or the “Company”) was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. Following a number of name changes the Company became Minco Gold in 2007. The principal business activities include the acquisition, exploration and development of gold properties.

Minco Gold is exploring and evaluating gold mineral properties and projects in the People's Republic of China (“China”) with the aim of bringing these properties to production. The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be an exploration stage enterprise as it has not yet generated any revenue from operations.

2.

Significant Accounting Policies

Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of Minco Gold, its wholly-owned Chinese subsidiaries Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”) and Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”); its wholly owned British Virgin Island subsidiary Triple Eight Mineral Corporation (“Temco”); its 65% interest in Inner Mongolia Damo Mining Co. Ltd. (“Damo”); and its 51% interest in Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”).

Effective October 31, 2008, the Company sold its 75% interest in Inner Mongolia Huayu-Minco Mining Co., Ltd. (“HYMK”) in an arms length transaction.

Effective June 30, 2009, the Company sold its 70% interest in Henan Zhongjia Minco Mining Co., in an arms length transaction.

As at December 31, 2009, Minco Gold beneficially owns 13,000,000 shares of Minco Silver Corporation (“Minco Silver”), which represents approximately 32.01% (2008 – 40.48%) of Minco Silver's share capital. The Company uses the equity method to account for the investment in Minco Silver (see note 7).

All inter-company accounts and transactions have been eliminated.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

2.

Significant Accounting Policies (continued)

Use of Estimates and measurement uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements and expenses during the period reported. Significant areas of estimate include asset and loan valuation, income taxes and contingencies.  By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in these estimates in future periods could be significant.

Stock Based Compensation

The Company grants stock options to directors, officers, employees and service providers. The Company applies the fair-value method of accounting for stock-based awards.  Stock-based compensation for employees is determined based on the grant date fair value of the stock options calculated using the Black-Scholes option pricing model.  The expense is charged to earnings over the vesting period.  For non-employees, stock-based compensation is determined based on the fair value of the options on the earliest of the date at which the counterparty's performance is complete, a performance commitment is reached, the equity instrument are granted if they are fully vested and non-forfeitable at that date. If the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Acquisition, Exploration and Development of Mineral Interests

Exploration expenditures other than direct acquisition costs are expensed before a mineral resource is identified as having economic potential.

The Company's policy is to capitalize mineral property acquisition costs and to commence capitalization of mineral property exploration and development costs when a mineral resource is identified as having economic potential on a property.

Where a specific mineral interest property is identified as having a mineral resource with economic potential, costs specific to the development of the particular project are capitalized as development costs and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

iv.

There is a probable future benefit that will contribute to future cash inflows;

v.

The Company can obtain the benefit and control access to it; and

vi.

The transaction or event giving rise to the benefit has already occurred.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

2.

Significant Accounting Policies (continued)

Costs relating to any producing mineral interest would be amortized on a unit-of-production basis over the estimated ore reserves.  Costs incurred after a property is placed into production that increase production volume or extend the life of a mine are capitalized.

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

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated amortization, depreciation and depletion.

Amortization is calculated using the straight-line method based on the assets' estimated useful lives:

Estimated useful life

Computer Equipment

5 year

Leasehold Improvements

Remaining lease term

Mining Equipment

5 year

Motor Vehicles

10 year

Office Equipment and Furniture

5 year

Impairment

The carrying values of mineral interests and property, plant and equipment are reviewed when changes in circumstances suggest their carrying value may be impaired.  Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows from the use of the asset or mineral interests and its eventual disposition. If impairment is deemed to exist, the assets or development property will be written down to fair value with a charge to operations.

Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they are incurred and in which a reasonable estimate of such costs can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related asset and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expenses) considered in its initial measurement at fair value. The amount of liability will be adjusted for changes in amounts and time of cash flows at each reporting period. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

2.

Significant Accounting Policies (continued)

As at December 31, 2009 and 2008 the Company did not have any asset retirement obligations.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, receivables, accounts payable and accrued liabilities and loan payable.

a)

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and on hand and guaranteed investment certificates with initial maturities of less than three months.  Cash and cash equivalents have been classified as held for trading and are recorded at fair value.

b)

Short-term Investments

Short-term investments  comprise  guaranteed investment certificates with initial maturity of greater than three months.  Such investments have been classified as held for trading and are recorded at fair value.

c)

Marketable securities

Marketable securities are classified as held for trading and carried at their fair values.

d)

Receivables

Receivables are classified as loans and receivables and accordingly are recorded initially at fair value, plus transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

e)

Accounts Payable, Accrued Liabilities and Loan Payable

Accounts payable, accrued liabilities and loan payable are classified as other financial liabilities and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost.

Income Taxes

The Company follows the liability method of accounting for income taxes. Future income taxes are recognized for the future tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases on the balance sheet date. Future income tax assets and liabilities are measured using substantially enacted income tax rates expected to apply in the period in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantially enacted rates is included in operations. A future income tax asset is only recorded to the extent it is more likely than not to be realized

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

2.

Significant Accounting Policies (continued)

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. If the Company incurred net losses in a fiscal year, basic and diluted loss per share are the same as the inclusion of dilutive instruments.

Translation of Foreign Currencies

The Company's measurement currency is the Canadian dollar. The Company follows the temporal method of accounting for the translation of its integrated foreign operations and for foreign currency transactions. Under this method, transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the transaction dates.  At year-end, monetary assets and liabilities are re-measured at the year-end exchange rates, and non-monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at their historical exchange rates.  Exchange gains and losses on translation are charged to operations.

Newly Adopted Accounting Policies

Goodwill and Intangible Assets

Effective from January 1, 2009, the Company adopted the recommendations included in Section 3064, “Goodwill and Intangible Assets,” of the CICA Handbook, which replaced CICA Section 3062, “Goodwill and Other Intangible Assets”. The adoption of this Section had no material impact on the Company's financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective from January 1, 2009, the Company adopted the EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The adoption of this Section had no material impact on the Company's financial statements.

Mining Exploration Costs

Effective March 27, 2009, the Company adopted the EIC 174, “Mining Exploration Costs”. This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets. The adoption of this standard did not have a significant impact on the Company's financial statements.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

2.

Significant Accounting Policies (continued)

New Accounting Pronouncements

Section 1582, Business Combinations, 1601, Consolidated Financial Statements and 1602, Non-controlling interests

In January 2009, the CICA issued three new sections to replace Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements.”

Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section). Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. A bargain purchase will result in the recognition of a gain. Acquisition costs will be expensed.

Any non-controlling interest will be recognized as a separate component of shareholders' equity and net income will be allocated between the controlling and non-controlling interests. These new standards will apply to fiscal years beginning on or after January 1, 2011. These Sections will not have an impact on the Company's financial statements unless the Company enters into a business combination subsequent to January 1, 2011.

Certain comparative figures have been reclassified to conform with the presentation as at and for the year ended December 31, 2009.

3.

Short-term Investments

As at December 31, 2009, short-term investments consisted of $2,475,936 of cashable guaranteed investment certificates with terms of greater than ninety days but not greater than one year (2008 – $850,904) and $Nil in commercial notes (2008 – $71,655).

4.

Marketable Securities

As at December 31, 2009, the Company held 420,000 common shares of Nanika Resources Inc.

5.

Mineral Interests

a)

Guangdong – Changkeng

Minco China, Minco Gold's wholly owned subsidiary, is the controlling shareholder in Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”).

Mingzhong signed an exploration permit transfer agreement with No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) and on January 5, 2008 Mingzhong received the Changkeng exploration permit, which expires in September 2011. The value of the exploration permit was RMB 48 million (approximately $7.3 million).

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

5.

Mineral Interests (continued)

The initial committed contribution to Mingzhong by the five partners was established at RMB 100 million ($16.57 million). The contributions will be used to purchase the exploration permit for RMB 48 million ($7.3 million) and to provide funds for exploration and development of RMB 52 million ($9.27 million).  Minco China is to contribute at a rate of 51% with the other shareholders contributing 49%, as and when funds are required for the purchase of the exploration permit and exploration activities.

Changkeng Silver Mineralization

Pursuant to the terms of an agreement with Minco Silver, the Company has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to Minco Silver.  As a result, Minco Silver is responsible for 51% of the total costs in relation to the Changkeng Silver Mineralization.

In the year ended December 31, 2009, $207,710 was recorded as an exploration cost recovery, which represents costs incurred on the Changkeng Silver Mineralization and paid on Minco Silver's behalf by the Company. Minco Silver paid this amount to the Company.

In 2009, the Company and Minco Silver entered into an agreement under the terms of which Minco Silver will pay 30% of the Company's 51% of the cost of the Changkeng permit.  Accordingly, in the year ended December 31, 2009, the Company recorded an exploration permit cost recovery of $1,205,298.

b)

Gansu – Longnan

Minco China holds twelve exploration permits in the Longnan region of south Gansu province in China. The Longnan region is within the southwest Qinling gold field.

The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

(1)

Yangshan: including five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area;

(2)

Yejiaba: including four exploration permits adjacent to the Guojiagou exploration permit;

(3)

Xicheng East: including three exploration permits to the east extension of the famous Xicheng Pb-Zn mineralization belt;

The Company has spent a cumulative total of $4.1 million to December 31, 2009 (2008 - $2.8 million) on exploration costs.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

5.

Mineral Interests (continued)

c)

Inner Mongolia - Gobi Gold

The Gobi Gold project is located in Inner Mongolia Autonomous Region, China.  Pursuant to a co-operative joint venture agreement signed on March 12, 2004, Minco Gold can earn  a 75% interest in the project after spending RMB 18 million (approximately $2.7 million) over a four-year period ended  March 12, 2008. The Damo  was formed to hold the above noted mineral interests.

At December 31, 2009, the Company has spent a cumulative total of $1.9 million (2008 - $1.9 million) and earned a 65% (2008- 63%) project interest.

d)     Hunan – Gold Bull Mountain

Minco China's wholly owned subsidiary Yuanling Minco owns the Gold Bull Mountain Mining License.

As at December 31, 2008, the Company wrote off the $358,500 cost of the Gold Bull Mountain Mining License recorded as mineral interests.  Management decided to write off the license as there was significant deterioration in the business environment.

As at December 31, 2009, the Company has incurred a cumulative total of $2.3 million (2008 - $2.2 million) in exploration costs. The Company has determined that as part of its prioritization of its cash management, that the Gold Bull Mountain project will no longer be funded.

The following is a summary of exploration costs, net of recoveries, incurred by the Company:

Year ended December 31,	2009	2008	2007
Gansu
- Yangshan, Anba (a)	$-	$-	$12,941
- Minco-Qinqi (a)	-	-	(163,088)
- Longnan	1,336,083	1,414,127	886,375
Inner Mongolia
- Gobi Gold	(8,003)	270,532	214,319
- BYC (b)	-	-	34,098
Guangdong
- Changkeng	(1,090,981)	8,351,719	149,551
Hunan
- Gold Bull Mountain	4,137	98,948	655,858
Henan Zhongjia
- Xiaoshan (b)	-	57,953	55,196
Total	$241,236	$10,193,279	$1,845,250

(a) Projects terminated

(b) Projects disposed of (Note 9)

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

6.

Plant, Property and Equipment

	December 31, 2009
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$ 222,193	$ 193,202	$ 28,991
Leasehold improvements	68,318	60,580	7,738
Mining equipment	363,570	286,033	77,537
Motor vehicles	405,534	183,470	222,064
Office equipment and furniture	140,514	135,599	4,915
	$1,200,129	$ 858,884	$ 341,245

	December 31, 2008
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$ 222,226	$ 151,522	$ 70,704
Leasehold improvements	66,044	46,916	19,128
Mining equipment	358,909	213,067	145,842
Motor vehicles	348,718	142,916	205,802
Office equipment and furniture	134,597	107,423	27,174
	1,130,494	661,844	468,650
Discontinued operations	51,800	6,929	44,871
	$1,182,294	$ 668,773	$ 513,521

7.

Equity Investment in Minco Silver Corporation

As at December 31, 2009 the Company owns 13,000,000 common shares of Minco Silver (2008 and 2007- 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

The Company has not participated in the share offerings of Minco Silver and as a result of dilution and the sale of 1,000,000 shares of Minco Silver in 2007, its ownership interest has decreased to 32.01% at December 31, 2009.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

7.

Equity Investment in Minco Silver Corporation (continued)

The Company's equity accounts for its investment in Minco Silver.

Dilution gains and equity losses on the investment in Minco Silver are as follows:

	2009	2008	2007

Dilution gain in Minco Silver	$3,479,000	$1,544,454	$191,000
Equity loss of Minco Silver	(1,659,280)	(948,750)	(3,239,898)
Income (loss) from investment in Minco Silver	$1,819,720	$595,704	$(3,048,898)

The carrying value and market value of the Minco Silver shares held by the Company are as follows:

	December 31, 2009	December 31, 2008
Investment in Minco Silver on an equity basis	$ 5,494,836	$ 3,675,116

Market value of Minco Silver shares	$24,050,000	$18,460,000

As at December 31, 2009, Minco Silver had current assets of $11,526,006, non-current assets of $17,494,393 (including $9,000,902 in capitalized mineral interest costs), current liabilities of $2,405,152 and shareholders' equity of $26,615,247. Minco Silver incurred exploration costs of $1,413,008, administration costs of $3,274,557 and a loss of $4,246,398 during the year ended December 31, 2009.

As of December 31, 2008, Minco Silver had current assets of $5,398,758, non-current assets of $12,330,727 (including $5,294,098 in capitalized mineral interest costs), current liabilities of $1,949,370 and shareholders' equity of $15,780,115. Minco Silver incurred exploration costs of $1,814,641, administration costs of $1,369,282 and a loss of $2,295,138 during the year ended December 31, 2008.

8.

Non-controlling Interest

The non-controlling interest represents the interest of minority shareholders in Zhongjia, prior to disposal, and the interest of the minority shareholders in Mingzhong.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

9.

Discontinued Operations

The following information summarizes the financial information for the Company's discontinued operations:

a)

Minco Base Metal Corporation (“MBM”)

On November 15, 2007, the Company effected the reorganization and spin-off of MBM, including its interest in Gansu Keyin Mining Co. Ltd. and the White Silver Mountain project. The Company issued 1 common share in MBM for every 5 common shares of the Company (the assets disposed of consisted primarily of cash, receivables and payables).  The 2007 loss of MBM prior to disposition was $39,596. The net liabilities of $112,674 of MBM as of November 14, 2007 were credited to the Contributed Surplus of the Company.

b)

Inner Mongolia Huayu-Minco Mining Co.,Ltd. (“HYMK”)

On July 18, 2008, the Company entered into a sale agreement to dispose of its interest in HYMK. After completion of all legal requirements and approvals, the Company relinquished all managerial involvement and control to the purchaser on October 31, 2008. Gross proceeds on disposal were RMB 7.0 million (approximately $1.2 million).

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

9.

Discontinued Operations (continued)

c)

Henan Zhongjia Co. Ltd (Zhongjia)

On April 26, 2009, the Company entered into a sale agreement to dispose of its interest in  Zhongjia .After completion of all legal requirements and approvals, the Company relinquished all managerial involvement and control to the purchaser on June 30, 2009. Gross proceeds on disposal were RMB 2.46 million (approximately $0.4 million)

Operating Results for Discontinued Operations

The net earnings (loss) from discontinued operations summarized in the consolidated statements of operations comprised the following:

	Years Ended December 31
	2009	2008	2007
Loss from MBM	$-	$-	$(39,596)
Loss from HYMK-	-	(30,952)	(36,268)
Gain on sale of HYMK (net of tax $35,268)	-	1,195,682	-
Loss from Zhongjia	(309,003)	(311,318)	(786,868)
Gain on sale of Zhongjia	864,607	-	-
Earnings (loss) from discontinued operations	$555,604	$853,412	$(862,732)

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

9.

Discontinued Operations (continued)

Assets and Liabilities of Discontinued Operations

The assets and liabilities related to MBM, HYMK and Zhongjia are included in the consolidated balance sheets of Minco Gold  and  comprise the following:

		December 31,
		2009	2008
Cash		$-	$50,880
Receivables		-	891
Plant, propery and equipment		-	44,871
Accounts payable and accrued liabilities		-	(237,800)
Net liabilities of discontinued operations	$		$(141,158)

Cash flow of Discontinued Operations

The cash flows related to MBM, HYMKand and Zhongjia are included in the consolidated statements of cash flows of Minco Gold  and  comprise the following:

	2009	2008	2007
Cash provided by operating activities of discontinued operations
- MBM	$ -	$ -	$ (4,240)
- HYMK	-	677,004	5,996
- Zhongjia	583,517	(507,574)	616,759
	583,517	169,430	618,515
Cash provided by financing activities of discontinued operations
- Zhongjia	-	213,942	99,325
	-	213,942	99,325
Cash provided by financing activities of discontinued operations
- MBM	-	-	-
- HYMK	-	4,461	-
- Zhongjia	44,871	(4,173)	(40,699)
	44,871	288	(40,699)
Increase in cash	$ 628,388	$ 383,660	$ 677,141

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

10.

Loans payable

Mingzhong signed loan agreements with its shareholders on December 10, 2008 for RMB 30 million ($5.53 million).  As at December 31, 2008, the Company recorded a loan payable of $2,667,296 to the minority shareholders' loans in Mingzhong.

On May 20, 2009, the loan of RMB 30 million ($5.53 million) was converted to share capital of Mingzhong.  Accordingly, $2,493,427 was reclassified to minority interests, and the translation difference is recognized in the income statement.

11.

Share Capital

(a)

 Common Stock and Contributed Surplus

Authorized:

100,000,000 common shares without par value

Issued:

Shares		Share Capital	Contributed Surplus
Balance - December 31, 2007	42,928,385	$ 33,941,510	$ 3,721,117
Stock-based compensation	-	-	1,242,953
Stock options exercised	60,666	80,412	(33,973)
Balance - December 31, 2008	42,989,051	$ 34,021,922	$ 4,930,097
Private placement (net of share issuance costs of $10,260)	5,000,000	4,389,740	-
Stock-based compensation	-	-	750,510
Common shares sold	16,500	13,106	649
Stock options exercised	152,231	128,988	(53,415)
Balance - December 31, 2009	48,157,782	$ 38,553,756	$ 5,627,841

On October 22, 2009, the Company closed a non-brokered private placement financing. The financing placed 5,000,000 common shares at a price of $0.88 per share for gross proceeds of $4,400,000.

Under the terms of a Normal Course Issuer Bid, the Company acquired 48,000 common shares at a cost of $44,451 between November 22, 2006 and November 21, 2007.  The cost to purchase the shares exceeded their carrying value by $6,499.  This excess has been charged to retained earnings.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

11.

Share Capital (continued)

(b)

Stock Options

Minco Gold may grant options to its directors, officers, employees and consultants under its stock option plan. The Board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the option granted.

Stock option compensation is expensed over the vesting period of each option. During the year ended December 31, 2009, the Company granted 1,907,000 stock options to directors, employees and consultants with exercise prices ranging from $0.48 to $1.60 vesting over an eighteen months period.

The number of common shares reserved for issuance is 5,662,101 based upon option granted and not exercised. The maximum number of common shares reserved for issuance is 10% of the issued and outstanding shares.

Minco Gold recorded $0.8 million in stock based compensation expense in 2009 (2008 - $1.2 million).

A summary of the status of options granted by Minco Gold is as follows:

		Weighted Average
	Number	Exercise Price
Options outstanding at December 31, 2007	5,236,667	$ 1.21
Granted	767,500	1.03
Exercised	(60,666)	0.79
Forfeited	(1,217,667)	1.48
Options outstanding at December 31, 2008	4,725,834	$ 1.11
Granted	1,907,000	0.56
Exercised	(152,231)	0.50
Forfeited	(668,502)	1.08
Expired	(150,000)	1.80
Options outstanding at December 31, 2009	5,662,101	$ 0.93

The weighted average fair value of options granted by Minco Gold during the year ended December 31, 2009 was $0.93. Each option entitles the holder to purchase one common share.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

11.

Share Capital (continued)

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.00 - $1.06	3,903,434	3.28	$ 0.68	2,933,436	$ 0.77
$1.07 - $1.63	1,091,667	2.90	$ 1.27	741,667	$ 1.31
$1.64 - $2.54	567,000	1.24	$ 1.67	567,000	$ 1.67
$2.55 - $3.00	100,000	1.33	$ 2.55	100,000	$ 2.55
	5,662,101	2.97	$ 0.93	4,342,103	$ 1.02

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2009	2008	2007
Risk-free interest rate	1.58% - 2.61%	1.69% - 3.10%	3.95% - 4.59%
Dividend yield	0%	0%	0%
Volatility	75% - 90%	64% - 77%	86% - 104%
Approximate expected lives	5 years	5 years	5 years

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(c)

Capital Risk Management

The Company's objectives in managing its liquidity and capital are to safeguard the Company's ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising issued share capital, contributed surplus and accumulated deficit.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

11.

Share Capital (continued)

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

As at December 31, 2009, the Company does not have any long term debt and is not exposed to any externally imposed capital requirements.

The Company expects that its current capital resources will be sufficient to carry on a limited development and exploration business plan and support the basic operational expenses.

12.     Income Taxes

On March 16, 2007, the National People's Congress (“NPC”) of China approved the new Corporate Income Tax Law, which became effective on January 1, 2008.  The new law establishes a unified 25% tax rate for both domestic enterprises and foreign invested enterprises (“FIEs”).  This change of the Chinese tax law will have impact to the extent of the Company's business operations in China when the Company becomes profitable in China.

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to loss before income taxes. These differences result from the following items:

	2009	2008	2007
Loss before discontinued operations	$(756,502)	$(14,032,368)	$(6,717,499)

	30%	31%	34%
Income tax recovery at statutory rates	$(226,951)	$(4,350,034)	$(2,283,950)
Non-taxable capital gain	-		(553,530)
Non-taxable dilution loss (gain)	-	(92,334)	520,313
Non-deductible expenses	226,360	(1,298,184)	734,677
Difference in foreign tax rates	90,937	1,043,006	145,999
Impact of federal tax rate change	(256,454)	179,848	637,268
Expiry of non-capital loss carry forward	232,160	196,776	356,895
Business tax/China withholding tax	-	85,349	-
Change in valuation allowance	(119,235)	4,181,504	865,394
Other	53,183	139,418	(423,066)
Provision for tax expenses	$-	$85,349	$-

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

12.

Income Taxes (continued)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at December 31, 2009 are as follows:

	2009	2008
	25%	26%
Future income tax assets:
Non-capital losses	$ 4,102,025	$ 4,050,990
Resource expenditures	4,433,969	4,365,041
Capital assets	177,644	175,827
Marketable securities	-	87
Equity investment in Minco Silver	(133,952)	97,254
Share issue costs	2,052	8,970
	8,581,738	8,698,169
Future income tax liabilities:
Marketable securities	(2,804)	-
Less: valuation allowance	(8,578,934)	(8,698,169)
Net future income tax assets	$ -	$ -

No future income tax asset has been recognized as realization is not considered more likely than not, due to the uncertainty of future taxable income.

The Company has Canadian non-capital loss carry forwards of approximately $4,994,195 that may be available for tax purposes. The expiry for Canadian non-capital loss carry forwards is as follows:

Non-Capital Losses Canada
2010	$ 812,495
2015	1,156,750
2026	1,442,234
2028	1,582,716
$ 4,994,195

The Company has approximately $11.4 million of operating losses and approximately $13.9 million of unclaimed exploration expenses for Chinese income tax purposes. Operating losses incurred in a year can be carried forward for five years, while unclaimed exploration expenses will be amortized to match with future sales.

In China, under the new Corporate Income Tax Law, which became effective on January 1, 2008, the Company is required to pay withholding tax on deemed interest for intercompany loans in China which is not claimable against Canadian carried forward loss.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

13.

Related Party Transactions

a.

The Company earned the rental income and incurred the following fees to its directors or corporations controlled by its directors:

	2009	2008	2007
Rental Income	$ 75,547	$ 68,100	$ 58,761
	2009	2008	2007
Exploration costs	$ 59,813	$ 85,937	$ 80,625
Management fees	37,927	42,135	17,344
Property investigation	2,979	6,979	21,094
Investor relations	9,281	8,177	-
Directors' fees	49,000	48,000	62,500
	$ 159,000	$ 191,228	$ 181,563

b.

Receivables of $Nil (2008 - $166,872) are due from four companies related by two common directors.

c.

At December 31, 2009, the Company has $2,109,285 due from Minco Silver (2008 – $1,246,282) in relation to expenditures on the Fuwan Silver Property, silver project investigation costs and shared office expenses. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand.

d.

At December 31, 2009, the Company has $120,576 (2008 - $506,569) due from MBM in relation to expenditures on the White Silver Mountain project and shared office expenses.  The amount due from MBM is unsecured, non-interest bearing and repayable on demand. The Company is related to MBM through two common directors and one common officer.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

e.

During the year, Zhongjia Kailong, Co. Ltd, a Chinese registered entity controlled by a person related to a director of the Company, lent RMB 10 million ($1.53 million) to Minco China. As at December 31, 2009, the funds were paid by Minco China.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

14.

Commitments

The Company has commitments in respect of office leases requiring minimum payments of $792,148 as follows:

2010	$ 115,490
2011	128,911
2012	151,850
2013	165,710
2014	172,640
2015	57,547
$ 792,148

The Company has entered into sub-lease agreements for a portion of its leased premises.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

15.

Geographic Information

The Company's business has one operating segment, mineral exploration and development. The Company conducts operations only in Canada and in China; therefore segregates its financial results by geographical division. The Company's total assets, liabilities and operating loss are as follows:

December 31,	December 31,
2009	2008
Current Assets
Canada	$ 5,199,706	$ 1,958,075
China	3,508,016	4,360,190
$ 8,707,722	$ 6,318,265

December 31,	December 31,
2009	2008
Long-term Assets

Canada	$ 5,508,346	$ 3,801,028
China	379,499	439,132
$ 5,887,845	$ 4,240,160

December 31,	December 31,
2009	2008
Current Liabilities
Canada	$ 165,494	$ 192,831
China	5,038,350	8,495,976
$ 5,203,844	$ 8,688,807

2009	2008	2007
(Loss) for the year
Canada	$ 758,271	$ (2,399,860)	$ (3,959,788)
China	(1,514,775)	(11,704,154)	(2,767,068)
Discontinued operation	555,604	839,709	(853,375)
$ (200,900)	$ (13,264,305)	$ (7,580,231)

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

16.

Earnings (Loss) per Share

The table below calculates the basic and diluted earnings and loss per share.

	2009	2008	2007

Loss per share from continuing operations
Basic	$ (0.02)	$ (0.33)	$ (0.16)
Diluted	$ (0.02)	$ (0.33)	$ (0.16)
Earnings per share from discontinued operations
Basic	$ 0.01	$ 0.02	$ (0.02)
Diluted	$ 0.01	$ 0.02	$ (0.02)
Loss per share
Basic	$ (0.01)	$ (0.30)	$ (0.18)
Diluted	$ (0.01)	$ (0.30)	$ (0.18)
Weighted average number of shares outstanding	43,148,525	42,970,813	42,908,809
Effect of dilutive securities
Stock options	-	50,640	-
Diluted weighted average number of shares outstanding	43,148,525	43,021,453	42,908,809

Stock options are excluded from the computation of diluted earnings per share when the exercise price exceeds the average market value of the common shares or has created an anti-dilutive effect.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

17.

Financial Risk Management

The Company's operations consist of the acquisition, exploration and development of properties in China. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a monthly basis, and when material, they are reviewed and monitored by the Board of Directors.

Credit risk – Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract.  This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties that are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

i.	Cash and cash equivalents – In order to manage credit and liquidity risk the Company places its short-term investment funds into government and Canadian bank debt securities with terms of 90 days or less when acquired. At December 31, 2009, the balance of $ 3.5million was placed with three institutions.
ii.	Short term investments –These are investment grade bonds and guaranteed investment certificates with maturities of greater than 90 days when acquired. At December 31, 2009, these totalled $2.5 million and were placed with one institution. The yields on these investments were 0.65% to 0.80%.

Liquidity risk – Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company insures that there are sufficient cash balances to meet its short-term business requirements. At December 31, 2009, the Company has positive working capital of approximately $3.50 million and therefore has sufficient funds to meet its current operating and exploration obligations. However, the Company will require significant additional funds in the future to complete its plan.

Currency/foreign exchange risk – The Company's functional currency is the Canadian dollar and therefore the Company's net earnings are impacted by fluctuations in foreign currencies. The Company raises funds in Canadian dollars and lends either Canadian dollar or US dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB, there exist foreign currency risks arising from changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in Canadian based assets. The Company does not hedge its foreign currency fluctuations. A 10% strength in the Canadian dollar against the Chinese RMB will have a before tax effect of a $253,676 gain on the financial results.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

17.

Financial Risk Management (continued)

Interest rate risk – The effective interest rate on financial liabilities (accounts payable) ranged up to 1%. The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and short-term investments entered into by the Company bear interest at a fixed rate thus exposing it to the risk of changes in fair value arising from interest rate fluctuations. Short term investments are invested in high grade, highly liquid instruments and the Company exposes itself to variable interest rate fluctuations. A 1% increase in the interest rate in Canada will have a net (before tax) income effect of $24,759, assuming the foreign exchange rate remains constant.

Fair value measurement

It is required that the fair value measurement uses a fair value hierarchy that reflects the significance of the inputs used in making the measurements, including the following levels:
Level 1 – quoted prices in active markets for identical assets or liabilities,

Level 2 – valuation methods that make use of directly or indirectly observable inputs, and
Level 3 – valuation methods that make use of unobservable market data used as inputs.

The fair value of the Company's cash and cash equivalents and short-term investments is their carrying value (level 2). The marketable securities are measured at their fair value based on quoted market price (level 1).  The fair value of the Company's receivables and payables approximates their carrying value given their short-term nature.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

18.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material aspects from United States Generally Accepted Accounting Principles (“US GAAP”). The significant differences between Canadian GAAP and US GAAP affecting the Company's financial statements are summarized as follows:

Consolidated Balance Sheets	December 31, 2009	December 31, 2008
Total assets under Canadian GAAP	$14,595,566	$ 10,558,425
Adjustment for investment in Minco Silver	(2,898,576)	(2,160,438)
Total assets under US GAAP	$11,696,990	$ 8,397,987

Shareholders' equity under Canadian GAAP	$6,898,295	$ 1,869,618
Difference in equity loss in Minco Silver (Note a)	(3,608,625)	(2,160,438)
Difference in the dilution gain in Minco Silver (Note a)	710,049	-
Non-Controlling interest (Note c)	2,493,427	-
Total shareholders' equity under US GAAP	$6,493,146	$ (290,820)

Consolidated Statements of Operations and Comprehensive loss for the Year ended December. 31,	2009	2008	2007
Losses for the year
Under Canadian GAAP	$(200,900)	$ (13,264,305)	$(7,580,231)
Difference in equity loss in Minco Silver (Note a)	(1,448,187)	(2,160,438)	-
Difference in the dilution gain in Minco Silver (Note a)	710,049	(1,544,454)	(191,000)
Unrealized (gain)/loss on available-for-sale securities (Note b)	(23,100)	75,600	189,000
Loss for the year under US GAAP	$(962,138)	$ (16,893,597)	$(7,582,231)
Weighted average number of shares outstanding	43,148,525	42,970,813	42,908,809
Loss per share – basic and diluted under US GAAP	$(0.02)	$ (0.39)	$(0.18)

Loss for the year
Under US GAAP	$(962,138)	$ (16,893,597)	$(7,582,231)
Unrealized (gain)/loss on available-for-sale securities (Note b)	23,100	(75,600)	(298,947)
Comprehensive (loss) under US GAAP	$(939,038)	$ (16,969,197)	$(7,881,178)

There were no reconciliation items for the consolidated statements of cash flows

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

18.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

(a)

Equity investment in Minco Silver

Under Canadian and US GAAP, the Company accounts for its investment in Minco Silver using the equity method of accounting.

Under Canadian GAAP, Minco Silver capitalizes mineral property development costs upon the establishment of a mineral resource.  For US GAAP purposes, all exploration and development costs are expensed until proven and probable reserves have been established by way of a bankable feasibility study.

With the decrease of the Company's equity interest in Minco Silver (see note7), the Company recognized dilution gains under Canadian GAAP for the years ended December 31, 2009, 2008 and 2007. Under US GAAP, prior to the application of EITF 08-6, “Equity Method Accounting Consideration effective January 1, 2009, such transactions were considered capital transactions and the resulting dilution gains are excluded from net income and included in contributed surplus. From January 1, 2009 dilution gains or losses are recognized in net income under both US and Canadian GAAP.

(b)

Comprehensive income (loss)

Under Canadian GAAP, the Company classifies all its short-term investments as held-for-trading.

Under US GAAP, the Company classified the short-term investments as available for sale prior to January 1, 2007. Beginning January 1, 2007, the Company changed the classification for all new short-term investments to held-for-trading.  Securities acquired prior to January 1, 2007 and still held as at the date of the balance sheet remain classified as available for sale.

Unrealized holding gains and losses on these securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders' equity until realized.

(c)

Under US GAAP, the non-controlling interest is classified to shareholders' equity    in accordance with Accounting Standards Codification  810 “Consolidations”, effective from January 1, 2009.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

18.

Reconciliation of Canadian and United States Generally Accepted  Accounting Principles (continued)

(d)

Recently adopted accounting standards – US GAAP

1)

In June 2009, the FASB issued Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles.” ASC Topic 105 establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for the Securities and Exchange Commission (“SEC”) registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue new standards in the form of Accounting Standards Updates (“ASU”). The FASB will not consider ASUs as authoritative in their own right and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes in Codification. These changes and the Codification itself do not change US GAAP. The adoption of these changes has only impacted the manner in which new accounting guidance under US GAAP is referenced. It did not impact the Company's consolidated financial statements.

2)

In September 2006, the FASB issued an amendment included in ASC 820 Fair Value Measurements and Disclosures (formerly SFAS 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures.  The standard does not require any new fair value measurements.  The effective date for certain non-financial assets and non-financial liabilities was deferred to years beginning after November 15, 2008, and interim periods within those years. The Company

3)

adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

4)

In December 2007, the FASB issued an amendment to ASC 805 “Business Combinations” (formerly SFAS 141(R), “Business Combinations”), which retains the fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

18.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

5)

In December 2007, the FASB issued an amendment to ASC 810 “Consolidations” (formerly SFAS 160, “Non-controlling Interests in Consolidated Financial Statements,” which amended ARB 51) to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for deconsolidation of a subsidiary. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

6)

In March 2008, the FASB issued an amendment to ASC 815, “Derivatives and Hedging” (formerly FASB Statement No. 161, Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”) which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under ASC 815, and how derivative instruments and the related hedged items affect an entity's financial position, financial performance and cash flows. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

7)

In April 2008, the FASB issued an amendment to ASC 350, “Intangibles – Goodwill and Other” (formerly FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. The intent of this amendment is to improve consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the asset under ASC 805, “Business Combinations” (formerly FASB Statement No. 141, “Business Combinations”). The amendment is effective for the Company's fiscal year beginning January 1, 2009 and has been applied prospectively to intangible assets acquired after the effective date. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

18

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

8)

In April 2009, an amendment was issued to ASC 815, “Derivatives and Hedging” which addresses whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock, an important consideration in determining the instrument's accounting classification. The amendment is effective for annual periods beginning after December 15, 2008.  The Company adopted the standard on January 1, 2009 with no impact on the Company's financial statements.

9)

In May 2009, the FASB issued ASC 855, “Subsequent Events” which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The standard is based on similar principles as those that previously existed in the auditing standard. The standard is effective for interim and annual periods ending after June 15, 2009. The Company has adopted the standard for the annual period ended December 31, 2009 without significant effect.

(e)

Future accounting pronouncements impacting the Company

1)

In June 2009, the FASB issued an amendment to ASC 820, “Fair Value Measurements and Disclosures” (formerly SFAS 166, “Accounting for Transfers of Financial Assets,” which amends FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishing of Liabilities”) significantly changing how companies account for transfers of financial assets. The standard provides revised guidance in a number of areas including the elimination of the qualifying special purpose entity concept, the introduction of a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer to be accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The Company is currently evaluating the potential effect of adopting this standard on its financial statements and disclosures.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

18.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

2)

In June 2009, the FASB issued an amendment to ASC 810, “Consolidation” (formerly SFAS 167, “Amendments to FASB Interpretation No. 46 (R),” which amends the consolidation guidance for VIE under FIN 46(R), “Consolidation of Variable Interest Entities”). The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a variable interest entity. In addition, changes to when it is necessary to reassess who should consolidate a VIE have also been made. In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the VIE's expected losses or receives a majority of the VIEs expected residual returns or both is no longer required. Under the amendment, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis. Additional disclosures will be required with the amendment to provide more transparent information regarding an entity's involvement with a VIE. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The Company is currently evaluating the potential effect of adopting this standard on its financial statements and disclosures.

19.

Subsequent Event

Subsequent to the year - end, the Company has received $1,395,553 of the amount due from Minco Silver.

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

MINCO SILVER CORPORATION

(A development stage enterprise)

Consolidated Financial Statements

(Expressed in Canadian dollars)

DECEMBER 31, 2009, 2008 AND 2007

Management's Responsibility for Financial Reporting

     Report of Independent Auditors

Consolidated Balance Sheets

Consolidated Statements of Operations and

Comprehensive Loss and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

          Management's Responsibility for Financial Reporting

The consolidated financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management's best judgments on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

The Audit Committee of the Board of Directors is composed of three Directors and meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, who were appointed by the shareholders. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

              Dr. Ken Cai

Paul Zhang, C.A.

              President and CEO

CFO and V.P. Finance

Vancouver, Canada

March 23, 2010

Independent Auditors' Report

To the Shareholders of Minco Silver Corporation

We have audited the consolidated balance sheets of Minco Silver Corporation (the “Company”) as at December 31, 2009 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2008 and for the two year period then ended were audited by other auditors who expressed an opinion without reservation in their report dated April 1, 2009.

Yours very truly,

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

March 23, 2010

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flow for the years then in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada,

April 1, 2009

MINCO SILVER CORPORATION

(A development stage enterprise)

Consolidated Balance Sheets

(in Canadian Dollars)

		December 31, 2009	December 31, 2008

	ASSETS

	Current assets
	Cash and cash equivalents	$847,439	$1,174,021
	Short-term investments (Note 3)	10,288,326	3,706,506
	Receivables	104,885	147,262
	Prepaid expenses and deposits	285,356	370,969
		11,526,006	5,398,758

	Loan receivable (Note 4)	8,290,441	6,771,068
	Mineral interests (Note 5)	9,000,902	5,294,098
	Property, plant and equipment (Note 6)	203,050	265,561
		$29,020,399	$17,729,485

	LIABILITIES

	Current liabilities
	Accounts payable and accrued liabilities	$295,867	$703,088
	Due to Minco China (Note 9 (a))	713,732	939,806
	Due to Minco Gold (Note 9 (b))	1,395,553	306,476
		2,405,152	1,949,370

	SHAREHOLDERS' EQUITY
	Share capital (Note 7 (a))	37,046,993	25,799,213
	Contributed surplus (Note 7 (a))	10,525,938	6,692,188
	Deficit	(20,957,684)	(16,711,286)
		26,615,247	15,780,115
		$29,020,399	$17,729,485

	Commitments (Note 11) Subsequent Events (Note 14)
	See accompanying notes to consolidated financial statements

On behalf of the Board:	“Chan-Seng Lee”	“William Meyer”
	Chan-Seng Lee	William Meyer

Director Director

MINCO SILVER CORPORATION

(A development stage enterprise)

Consolidated Statements of Operations and Comprehensive Loss and Deficit

(in Canadian Dollars)

	Year ended December 31, 2009	Year ended ended December 31, 2008	Year ended December 31, 2007

Exploration permit costs (Note 5)	$1,205,298	$-	$ -
Exploration costs (Note 5)	207,710	1,814,641	4,783,545
	1,413,008	1,814,641	4,783,545

Administrative expenses
Accounting and audit	165,122	76,155	64,094
Amortization	49,729	49,147	26,533
Consulting	173,311	145,219	66,965
Directors' fees	60,500	55,250	56,833
Foreign exchange loss (gain)	1,141,070	(1,440,314)	(233,629)
Interest expense	8,534	-	-
Investor relations	319,227	545,518	528,349
Legal, regulatory and filing	116,125	83,779	98,456
Rent	142,898	142,851	101,194
Travel and entertainment	91,113	82,975	50,510
Office administration	99,066	91,512	126,041
Property investigation	-	40,016	104,445
Salaries and benefits	253,937	253,828	386,792
Stock- based compensation (Note 7 (b))	459,389	1,123,350	1,707,000
Field office	194,536	119,996	177,826
	3,274,557	1,369,282	3,261,409
Operating loss	(4,687,565)	(3,183,923)	(8,044,954)

Interest and sundry income	86,432	888,785	769,837
	(4,601,133)	(2,295,138)	(7,275,117)
Future income tax recovery (Note 8)	354,735	-	-

Loss and comprehensive loss for the year	(4,246,398)	(2,295,138)	(7,275,117)

Deficit, beginning of year	(16,711,286)	(14,416,148)	(7,141,031)

Deficit, end of year	$(20,957,684)	$(16,711,286)	$ (14,416,148)

Loss per share - basic and diluted	$(0.13)	$(0.07)	$ (0.23)

Weighted average number of common shares outstanding
basic and diluted	33,855,997	31,767,488	31,054,523

See accompanying notes to consolidated financial statements

MINCO SILVER CORPORATION

(A development stage enterprise)

Consolidated Statements of Cash Flow

(in Canadian Dollars)

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Cash flows used in operating activities
Loss for the year	$(4,246,398)	$(2,295,138)	$ (7,275,117)
Adjustment for items not involving cash:
- stock-based compensation (Note 7 (b))	459,389	1,123,350	1,707,000
- amortization	49,729	49,147	26,533
- foreign exchange loss (gain) on loan receivable	1,000,866	(1,440,314)	(233,629)
- future income tax recovery	(354,735)	-	-
Changes in non-cash working capital items:
- receivables	42,377	45,760	(34,620)
- prepaid expenses and deposits	85,613	(348,264)	11,299
- accounts payable and accrued liabilities	(404,514)	(524,085)	(414,043)
- due to Minco China (Note 9 (a))	(226,074)	-	-
- advances from Minco Gold (Note 9 (b))	1,089,077	-	-

	(2,504,670)	(3,389,544)	(6,212,577)

Cash flows from financing activities
Proceeds from issuance of common shares (Note 7 (a))	13,918,020	2,942,716	397,681
Due from Minco Gold	-	1,929,893	-
Advances from (repayments to) to Minco China	-	(3,393,506)	2,267,491

	13,918,020	1,479,103	2,665,172

Cash flows from (used in) investing activities
Development costs	(2,647,947)	(4,675,120)	-
Plant, property and equipment	10,074	(70,624)	(190,098)
Loan receivable (Note 4)	(2,520,239)	(5,776,068)	-
Short-term investments	(6,581,820)	10,513,414	6,065,656
	(11,739,932)	(8,398)	5,875,558
Effect of exchange rate changes on cash	-	445,314	233,629

(Decrease) increase in cash and cash equivalents	(326,582)	(1,473,525)	2,561,782

Cash and cash equivalents, beginning of year	1,174,021	2,647,546	85,764

Cash and cash equivalents, end of year	$847,439	$1,174,021	$ 2,647,546

Supplemental disclosure of cash flow information
Interest paid	$8,534	$-	$ -

See accompanying notes to consolidated financial statements

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

1.

Nature of Business

Minco Silver Corporation (“Minco Silver” or the “Company”) was incorporated on August 20, 2004 under the laws of British Columbia, Canada. Its principal business activities include the acquisition, exploration and development of silver mineral properties.

At December 31, 2009, Minco Gold Corporation (formerly Minco Mining & Metals Corporation) (“Minco Gold”) owned a 32.01% (2008 – 40.48%) equity interest in Minco Silver. Minco Silver is exploring, evaluating and developing silver mineral properties and projects in the People's Republic of China (“China”) with the aim of bringing properties to production. The ability of the Company to meet its commitments as they become payable, the exploration and development of mineral properties and projects, and the underlying value of the mineral properties are entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable.

2.

Significant Accounting Policies

Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of Minco Silver Corporation, Minco Silver Ltd., Minco Yinyuan Co. and Foshan Minco Fuwan Mining Co. Ltd. (“Foshan Minco”) which is subject to a 10% carried interest (Note 5).

All material inter-company accounts and transactions have been eliminated upon consolidation.

Use of Estimates and Measurement of Uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements and expenses during the period reported. Significant areas of estimate include the valuation of the loan receivable, stock options and warrants and income taxes.  By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in these estimates in future periods could be significant.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

2.

Significant Accounting Policies (continued)

Stock- Based Compensation

The Company grants stock options to directors, officers, employees and service providers.

The Company applies the fair-value method of accounting for stock-based awards.  Stock-based compensation for employees is determined based on the grant date fair value of the stock options calculated using the Black-Scholes option pricing model.  The expense is charged to earnings or capitalized as appropriate on a straight-line basis over the vesting period.  For non-employees, stock-based compensation is determined based on the fair value of the options on the earliest of the date at which the counterparty's performance is complete, a performance commitment is reached, or the equity instruments are granted if they are fully vested and non-forfeitable at that date. If stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Acquisition, Exploration and Development of Mineral Interests

Exploration expenditures other than direct acquisition costs are expensed before a mineral resource is identified as having economic potential.

The Company's policy is to capitalize mineral property acquisition costs and to commence capitalization of mineral property exploration and development costs when a mineral resource is identified as having economic potential on a property.

Where a specific mineral interest property is identified as having a mineral resource with economic potential, costs specific to the development of the particular project are capitalized as development costs and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

vii.

There is a probable future benefit that will contribute to future cash inflows;

viii.

The Company can obtain the benefit and control access to it; and

ix.

The transaction or event giving rise to the benefit has already occurred.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

2.

Significant Accounting Policies (continued)

Acquisition, Exploration and Development of Mineral Interests (continued)

Costs relating to any producing mineral interest would be amortized on a unit-of-production basis over the estimated ore reserves.  Costs incurred after a property is placed into production that increase production volume or extend the life of a mine are capitalized.

The recoverability of mineral interests is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to farm-out its resource properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated amortization and depletion.

Amortization is calculated using the straight-line method based on the assets' estimated useful lives:

Estimated useful life

Computer Equipment

5 years

Mining Equipment

5 years

Motor Vehicles

10 years

Office Equipment and Furniture

5 years

The amortization of leasehold improvements is calculated using the straight-line method based on the remaining lease term.

Impairment

The carrying values of mineral interests and property, plant and equipment are reviewed when changes in circumstances suggest their carrying value may have become impaired.  Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows from the use of the asset or mineral interests and its eventual disposition. If impairment is deemed to exist, the assets or development property will be written down to fair value with a charge to operations.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

2.

Significant Accounting Policies (continued)

Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they are incurred and in which a reasonable estimate of such costs can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related asset and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expenses) considered in its initial measurement at fair value. The amount of liability will be adjusted for changes in amounts and timing of cash flows at each reporting period. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at December 31, 2009 and 2008, the Company did not have any asset retirement obligations.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, receivables, loan receivable, accounts payable and accrued liabilities, and payables to related parties.

a)

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and on hand and guaranteed investment certificates with initial maturities of less than three months.  Cash and cash equivalents have been classified as held for trading and are recorded at fair value.

b)

Short-term Investments

Short-term investments comprise of guaranteed investment certificates with initial maturity of greater than three months.  Such investments have been classified as held for trading and are recorded at fair value.

c)

Receivables

Receivables are classified as loans and receivables and accordingly are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

2.

Significant Accounting Policies (continued)

Financial Instruments (continued)

d)

Loan Receivable

The loan receivable is classified as loans and receivables and accordingly is recorded initially at fair value, and subsequently at amortized cost using the effective interest rate method.

The Company assesses at each balance sheet date whether there is any objective evidence that the loan receivable is impaired. Evidence of impairment may include indications that the debtor is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

When loans are identified as impaired, their carrying amounts should be reduced to their estimated realizable amounts. Estimated realizable amounts should be measured by discounting the expected future cash flows at the original effective interest rate inherent in the loans. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, estimated realizable amounts may be measured at either:

I.

the fair value of any security underlying the loans, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or

II.

observable market prices for the loans.

e)

Accounts Payable, Accrued Liabilities and Payables to Related Parties

Accounts payable, accrued liabilities and payables to related parties are classified as other financial liabilities and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost.

Income Tax

The Company follows the liability method of accounting for income taxes. Future income taxes are recognized for the future tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases on the balance sheet date. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantively enacted rates is included in operations. A future income tax asset is only recorded to the extent it is more likely than not to be realized.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

2.

Significant Accounting Policies (continued)

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. If the Company incurs net losses in a fiscal year, basic and diluted loss per share is the same.

Translation of Foreign Currencies

The Company's measurement currency is the Canadian dollar. The Company follows the temporal method of accounting for the translation of its integrated foreign operations and for foreign currency transactions. Under this method, transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the transaction dates.  At year-end, monetary assets and liabilities are re-measured at the year-end exchange rates, and non-monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at their historical exchange rates.  Exchange gains and losses on translation are charged to operations.

Newly Adopted Accounting Policies

Goodwill and Intangible Assets

Effective from 1 January, 2009, the Company adopted the recommendations included in Section 3064, “Goodwill and Intangible Assets,” of the Canadian Institute of Chartered Accountants (“CICA”)Handbook, which replaced CICA Section 3062, “Goodwill and Other Intangible Assets”. The adoption of this Section had no material impact on the Company's financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective from January 1, 2009, the Company adopted the EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The adoption of this Section had no material impact on the Company's financial statements.

Mining Exploration Costs

Effective March 27, 2009, the Company adopted the EIC 174, “Mining Exploration Costs”. This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets. The adoption of this standard did not have a significant impact on the Company's financial statements.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

2.

Significant Accounting Policies (continued)

New Accounting Pronouncements

Section 1582, Business Combinations, 1601, Consolidations and 1602, Non-controlling Interests

In January 2009, the CICA issued three new sections to replace Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements.”

Section 1582 will apply to a transaction in which the acquirer obtains control of one or more businesses (as defined in the Section). Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. A bargain purchase will result in the recognition of a gain. Acquisition costs will be expensed.

Any non-controlling interest will be recognized as a separate component of shareholders' equity and net income will be allocated between the controlling and non-controlling interests. These new standards will apply to fiscal years beginning on or after January 1, 2011. These Sections will not have an impact on the Company's financial statements unless the Company enters into a business combination subsequent to January 1, 2011.

Certain comparative figures have been reclassified to conform with the presentation as at and for the year ended December 31, 2009.

3.

Short-term Investments

As at December 31, 2009, short-term investments consisted of cashable guaranteed investment certificates ($10.3 million) with a yield ranging from 0.65% to 0.80%.

As at December 31, 2008, short-term investments consisted of cashable guaranteed investment certificates ($3.5 million) and corporate notes ($0.2 million). The yields on these investments were 1.50% to 4.55%.

4.

Loan Receivable

On July 22, 2008, the Company announced the execution of a Letter of Intent with Sterling Mining Company (“Sterling”) to acquire 100% of the issued and outstanding common shares of Sterling.

The Company also extended a line of credit in the amount of US$15 million under the terms of a Credit Facility Agreement dated July 21, 2008 (the “Facility”) to be advanced from time to time to meet general working capital and other operating expenses to carry on Sterling's business, of which US$5 million was advanced on July 30, 2008, bearing 10% simple interest plus fees and expenses.   It was a term of the Letter of Intent and the Facility that Minco Silver's obligation to amalgamate with Sterling and the payment of any and all subsequent advances were conditional upon the successful completion of a due diligence review of Sterling's operations and the execution of a definitive agreement.

On August 27, 2008, at the conclusion of Minco Silver's due diligence review, the Company terminated its obligation to amalgamate with Sterling and its obligation to advance the additional US$10 million under the Facility.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

4.

Loan Receivable (continued)

To secure the US$5 million advance (plus interest and fees) Minco Silver and Sterling executed the following:

(a)

secured promissory note to secure and evidence the US$5 million advance in which Sterling promises to pay to the order of the Company;

(b)

all assets security agreement and a mortgage, assignment of leases and rents security agreement and fixture filing in which Sterling agree to provide a second charge security on all of the assets and properties of Sterling with the exception of the Sunshine Precious Metals, Inc. (the “Sunshine Lease”); and

(c)

assignment and assumption agreement in which Sterling assigns the Sunshine Mine under a lease dated June 6, 2003 between Sterling and the Sunshine Lease to the Company.

The Company's secured interest is seconded to a previous loan in the amount of US$1.4 million whereby another secured creditor has a priority secured interest over Sterling's assets.  The Company also has a perfected secured interest in the Sunshine Lease.

On February 18, 2009, Minco Silver filed an action in the District Court of the First Judicial District of the State of Idaho commencing a foreclosure proceeding to foreclose on Sterling and appoint a receiver to realize on the US$5 million advance.  On March 3, 2009 Minco Silver's foreclosure action was stayed in favour of Sterling's filing of a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of the State of Idaho (the “Bankruptcy Court”).

On May 15, 2009, the Bankruptcy Court rendered its first decision declaring that Sterling has the right to re-assume all of Sterling's leased hold interests including the Sunshine Lease.  The Court held that as a condition to re-assuming the Sunshine Lease, Sterling must cure all monetary defaults pursuant to the terms of the Sunshine Lease as determined by the Court.

On May 15, 2009, the Court also approved, on an interim basis, a USD$1 million post petition financing offer by Minco Silver to Sterling to fund Sterling's administration costs during its bankruptcy and to start covering the costs to cure any defaults under the Sunshine Lease to be determined by the Bankruptcy Court any defaults.

On August 21, 2009, the Court rendered its second decision declaring (with the exception of penalties payable on a 7% Net Smelter Royalty (“NSR”) pursuant to the terms of a Consent Decree Judgment between Sterling, The Environmental Protection Agency (the “EPA”) and the Coeur d'Alene Indian Tribe (the “Tribe”) (see Note 14 – Subsequent Events)) the preliminary amount to cure and bring the Sunshine Lease into good standing at US$1.32 million.

On October 14, 2009, the Court approved a supplemental post petition financing offer from Minco Silver to Sterling in the amount of USD $3 million, an increase of US $2 million, to finance the costs associated with the care and maintenance of the Sunshine Mine, and preliminary costs as determined by the Bankruptcy Court to cure the Sunshine Lease.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

4.

Loan Receivable (continued)

On December 2, 2009 Sterling filed with the United States Bankruptcy Court  a second amended disclosure statement providing information concerning Sterling's proposed plan of reorganization. Pursuant to the provisions of Sterling's plan of reorganization, Minco Silver has made a bid to purchase Sterling in the amount of USD $12.5 million. Purchase consideration will be satisfied by the secured claim against the assets of Sterling with the balance paid in cash.

The Company believes that the estimated fair value of Sterling's assets in which it holds a security interest is in excess of the carrying value of the loan as at December 31, 2009. The loan receivable is presented as a non-current asset because the time frame to realization is indeterminate.

Sterling Loan	December 31, 2009	December 31, 2008
Principal (US$5,000,000)	$ 5,247,000	$ 6,114,000
Interest on principal (US$332,125)	330,610	386,231
	5,577,610	6,500,231

Post petition financing and expenses (US$2,550,176)	2,613,355	155,916
Interest on expenses (US$7,078)	7,428	7,428
	2,620,783	163,344

Late payment penalty (US$87,715)	92,048	107,493
	$ 8,290,441	$ 6,771,068

5.

Mineral Interests

(a)

Fuwan Silver Deposit

On July 20, 2005, the Ministry of Land and Resources of China approved the transfer of the Fuwan exploration permit to Minco Mining (China) Corporation (“Minco China”), a wholly-owned subsidiary of Minco Gold, at a cost of $1.59 million (RMB 10,330,000). The total amount of the exploration permit had been fully paid.

The exploration permits owned by the Company were held through Minco China for and on behalf of the Company.  Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

In July 2008 the Company incorporated Foshan Minco as the operating company for the Fuwan project. In December 2008, the Fuwan exploration permit held by Minco China was transferred to Foshan Minco. Minco Silver currently has a 100% interest in Foshan Minco subject to a 10% net profit interest held by Guangdong Geological Bureau (“GGB”). There will be no distributions to or participation by GGB, until such time as Minco Silver's investment in the project is paid back. GGB is not required to fund any expenditures related to the Fuwan project.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

5.

Mineral Interests (continued)

Management has determined that the Fuwan Silver Deposit area met the criteria for capitalization of development costs in the first quarter of 2008 and has been capitalizing development costs relating to the main Fuwan Silver Deposit since that time.

The following is a summary of the project development costs capitalized in the mineral interest from January 1, 2008 to December 31, 2009:

	December 31, 2008	Additions	December 31, 2009
Consulting fees	$ 742,482	$ 524,667	$ 1,267,149
Drilling	1,738,039	80,220	1,818,259
Labor	229,311	448,057	677,368
Feasibility study	1,113,032	767,495	1,880,527
Stock based compensation	360,086	704,121	1,064,207
Other development costs	1,111,148	1,182,244	2,293,392
	$ 5,294,098	$ 3,706,804	$ 9,000,902

(b)

Fuwan Silver Belt

In 2005, the Company acquired three additional silver exploration permits on the Fuwan belt, referred to as the Guanhuatang Property, the Luoke-Jilinggang Property and the Guyegang-Sanyatang Property at a cost of $267,427 (RMB1,500,000).

The following is a summary of the Fuwan Silver Belt exploration costs incurred for the years ended December 31, 2009 and 2008:

	Year ended December 31, 2009	Year ended December 31, 2008
Consulting fees	$ -	$ 151,150
Drilling	-	560,574
Labor cost	-	69,405
Other exploration costs	-	273,065
$ -		$ 1,054,194

(c)

Changkeng Silver Mineralization

Minco Gold has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to the Company. Minco Gold is responsible for all the costs related to the gold mineralization on the Changkeng Property; Minco Silver is responsible for the costs related to the silver mineralization. The Company recorded $207,710 (2008 - $Nil) as the exploration costs in 2009, which is 51% of the costs for the Changkeng Silver Mineralization, payable to Minco Gold.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

5.

Mineral Interests (continued)

The total cost to acquire the Changkeng Exploration Permit is approximately $8 million (RMB 48.36 million), of which $2.9 million (RMB 19.36 million) was paid by Mingzhong in 2008, with the remaining balance of approximately $5.1 million (RMB 29 million) due February 5, 2010.

In 2009, the Company and Minco Gold entered into an agreement under which the Company will pay Minco Gold 30% of Minco Gold's 51% share of the cost of the permit for the Changkeng Silver Mineralization. Accordingly, in the year ended December 31, 2009, the Company recorded $1,205,298 exploration permit costs for Changkeng Silver Mineralization and amount due to Minco Gold.  Subsequent to December 31, 2009, such amount has been fully repaid.

6.

Plant, Property and Equipment

	December 31, 2009
	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 111,729	$ 67,287	$ 44,442
Leasehold improvements	47,892	21,987	25,905
Mining equipment	2,735	1,401	1,334
Site motor vehicles	146,929	36,645	110,284
Office equipment and furniture	39,087	18,002	21,085
	$ 348,372	$ 145,322	$ 203,050
	December 31, 2008
	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 115,169	$ 46,471	$ 68,698
Leasehold improvements	45,618	12,409	33,209
Mining equipment	2,735	854	1,881
Motor vehicles	146,929	21,952	124,977
Office equipment and furniture	50,702	13,906	36,796
	$ 361,153	$ 95,592	$ 265,561

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

7.

Share Capital and Contributed Surplus

(a)

Common Shares and Contributed Surplus

Authorized: Unlimited number of common shares without par value.

Issued:

	Shares	Share Capital	Contributed Surplus
Balance - December 31, 2007	31,137,132	$ 21,804,253	$ 6,260,998
Stock-based compensation	-	-	1,483,435
Stock options exercised	240,001	666,267	(281,234)
Share purchase warrants exercised	741,357	3,328,693	(771,011)
Balance – December 31, 2008	32,118,490	25,799,213	6,692,188
Private placement (net of share issuance costs of $296,184)	8,175,179	10,669,497	2,932,123
Stock-based compensation	-	-	1,163,510
Stock options exercised	320,000	578,283	(261,883)
Balance – December 31, 2009	40,613,669	$ 37,046,993	$ 10,525,938

On October 22, 2009, the Company closed a non-brokered private placement financing of 8,175,179 units at a price of $1.70 per unit for gross proceeds of $13,897,804. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the subscriber to purchase a common share at a price of $2.15 for a period of twelve months. The fair value of the warrants was estimated at  $2,932,123.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

7.

Share Capital and Contributed Surplus (continued)

(b)

Stock Options

The Company may grant up to 10% of its issued and outstanding shares as options to its Directors, officers, employees and consultants under its stock option plan. The Board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

Stock option compensation is expensed over the vesting period of each option. During the year ended December 31, 2009, the Company granted 1,110,000 stock options to directors, employees and consultants with exercise prices ranging from $1.05 to $2.20 vesting over a three-year period.

The Company recorded $1,163,510 of stock-based compensation for the year ended December 31, 2009.  Stock- based compensation expense of $459,389 was recorded in the income statement and stock-based compensation expense of $704,121 was capitalized to mineral interests.

A summary of the options granted by the Company is as follows:

	Number outstanding	Weighted average exercise price
December 31, 2007	3,905,668	$1.77
Granted	1,132,500	1.91
Exercised	(240,001)	1.60
Forfeited	(648,333)	2.25
December 31, 2008	4,149,834	1.74
Granted	1,110,000	1.40
Exercised	(320,000)	0.99
Forfeited	(666,168)	1.91
December 31, 2009	4,273,666	$1.68

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

7.

Share Capital and Contributed Surplus (continued)

(b)

Stock Options (continued)

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.46 - $1.30	2,842,666	2.05	$1.13	1,921,667	$1.39
$1.57 - $3.67	1,431,000	3.09	$2.58	747,343	$2.22
	4,273,666	2.04	$1.68	2,669,010	$1.69

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2009	2008
Risk-free interest rate	1.58% - 2.77%	1.96% - 3.46%
Dividend yield	0%	0%
Volatility	102% - 107%	68% - 102%
Approximate expected lives	5 years	5 years

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(c)

Warrants

The summary of warrants granted by the Company is as follows:

	Number outstanding	Weighted average exercise price
December 31, 2007	2,875,000	$3.45
Exercised	(741,357)	3.45
Expired	(2,133,643)	3.45
December 31, 2008	-	-
Granted	4,087,590	2.15
December 31, 2009	4,087,590	$2.15

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

7.

Share Capital and Contributed Surplus (continued)

In connection with the non-brokered private placement described in Note 7(a), each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the subscriber to purchase a common share at a price of $2.15 for a period of twelve months.  The fair value of the warrants was estimated at $0.72 for each and $2,932,132 for a total of 4,087,590 warrants.

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2009	2008
Risk-free interest rate	1.22%	-
Dividend yield	0%	-
Volatility	145.13%	-
Approximate expected lives	1 year	-

(d)

Capital Risk Management

The Company's objectives in the managing the liquidity and capital are to safeguard the Company's ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising issued share capital, common share purchase warrants, contributed surplus, accumulated and other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

As at December 31, 2009, the Company does not have any long- term debt and is not exposed to any externally imposed capital requirements.

The Company expects that its current capital resources will be sufficient to carry on certain development and exploration business plan and support its operational expenses.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

8.

Income Taxes

The Company has two branches in China, Foshan Minco and Foshan Minco Beijing Branch for Canadian tax purposes.  The operating results of these two branches are included in the Company's tax reporting for Canadian tax purposes.

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the following items:

	2009	2008	2007
Loss before income taxes	$(4,601,133)	$ (2,295,138)	$ (7,275,117)
Statutory income tax rate	30%	31%	34%
Expected tax recovery at statutory income tax rate	$(1,380,340)	$ (711,493)	$ (2,482,270)
Non-deductible expenses and other items	247,100	167,111	440,065
Effect of share issuance costs not recognized	(88,855)	-	-
Impact of change in tax rate	451,585	233,532	697,875
Cost (benefit) of previously unrecognized tax pools	-	123,978	1,344,330
Change in valuation allowance	499,795	240,998
Other	(84,020)	(54,126)	-
Income tax recovery	$ (354,735)	$ -	$ -

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

8.

Income Taxes (continued)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at December 31 are as follows:

	2009	2008
	26%	26%
Future income tax assets:
Non-capital losses	$ 1,542,196	$ 1,447,140
Mineral interests	2,619,109	2,274,490
Property, plant and equipment	149,173	202,841
	4,310,478	3,924,471
Loan receivable	(26,938)	(140,725)
	4,283,540	3,783,746
Less: valuation allowance	(4,283,540)	(3,783,746)
Total future income tax assets	$ -	$ -

The Company has non-capital losses carry-forward for Canadian income tax purposes as follows:

Loss Expiry	Amount
2014	$ 52,800
2015	746,632
2026	1,449,119
2027	998,751
2028	1,003,546
2029	1,917,936
$ 6,168,784

Included in future income tax assets is $19,477,336 of cumulative foreign resource expenses for Canadian income tax purposes which can be carried forward indefinitely and used to reduce future taxable income in Canada. Certain of these non-capital losses and the cumulative foreign resource expenses are related to the Company's exploration activities in China. Consequently, certain of the related expenditures are currently deductible for Chinese tax purposes (subject to China tax law deductibility limitations).

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

9.

Related Party Transactions

(a)

The amount due to Minco China as at December 31, 2009 was $713,732 (2008 – $939,806). It represents the expenditures on the Fuwan Property and shared office expenses. The amount is unsecured, non-interest bearing and payable on demand.

(b)

The amount due to Minco Gold as at December 31, 2009 was $1,395,553 (2008 - $306,476). It represents the exploration expenditures on the Changkeng Silver Mineralization, shared expenses for the Vancouver office and the sharing of salaries and administration costs. The amount is unsecured, non-interest bearing and payable on demand.

In the year ended December 31, 2009, the Company paid or accrued $127,897 (2008 – $78,122) in respect of rent, $1,205,298 (December 31, 2008 – $Nil) in respect of exploration permit costs and $207,710 in respect of sharing of exploration costs of Changkeng Silver Mineralization, and $429,794 (2008 – $778,833) in respect of shared office expenses and administration costs to Minco Gold.

(c)

In the year ended December 31, 2009, the Company paid consulting fees totaling $575,591 (2008 – $407,231) to companies controlled by the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Vice President, Exploration of the Company. Of this amount, $173,311 was recorded in the income statement (2008 - $145,219) and $402,280 was capitalized in the development cost (2008 - $262,012).

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

10.

Geographical Information

The Company's business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company's assets and liabilities and net loss is as follows:

	December 31, 2009	December 31, 2008
Current Assets
Canada	$ 5,940,989	$ 4,044,325
China	5,585,017	1,354,433
	$ 11,526,006	$ 5,398,758
Long-term Assets
Canada	$ 11,449,692	$ 8,273,155
China	6,044,701	4,057,572
	$ 17,494,393	$ 12,330,727
Current Liabilities
Canada	$ 1,480,769	$ 654,369
China	924,383	1,295,001
	$ 2,405,152	$ 1,949,370

Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Net Loss
Canada	$ 3,879,289	$ 851,038	$ 2,492,865
China	367,109	1,444,101	4,782,252
	$ 4,246,398	$ 2,295,139	$ 7,275,117

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

11.

Commitments

(a)

The Company has commitments in respect of office leases in China and Canada, requiring minimum payments of $1,002,663, as follows:

2010	$ 167,039
2011	167,039
2012	167,039
2013	167,100
2014	167,223
2015	167,223
$1,002,663

(b)

The Company has a committment in respect of the Fuwan mine design contract requiring payments of RMB 8 million (approximately $1.23 million).

12.

Financial Management Risk

The Company's operations consist of the acquisition, exploration and development of mineral properties in China. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks on a monthly basis and when material, they are reviewed and monitored by the Board of Directors.

Credit risk – Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract.  This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

iii.

Cash and cash equivalents – In order to manage credit and liquidity risk, the Company places its short-term investment funds into government and Canadian bank debt securities with terms of 90 days or less when acquired. At December 31, 2009, the balance of $ 847,439 was placed with three institutions.

iv.

Short term investments – are investment grade bonds and guaranteed investment certificates with maturities of greater than 90 days when acquired. At December 31, 2009, these totalled $10.29 million and were placed with two institutions. The yields on these investments were 0.65% to 0.80%.

v.

Loan receivable – see Note 4.  At year-end, the repayment date of the loan receivable is indeterminable.

The Company does not have any derivative financial instruments nor has it invested in asset backed paper instruments.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

12.

Financial Management Risk (continued)

Fair value measurement

It is required that the classification of fair value measurements uses a fair value hierarchy  that reflects the significance of the inputs used in making the measurements, including the following levels:

Level 1 – quoted prices in active markets for identical assets or liabilities,

Level 2 – valuation methods that make use of directly or indirectly observable inputs, and
Level 3 – valuation methods that make use of unobservable market data used as inputs.

The fair value of the Company's cash and cash equivalents and short-term investments is their carrying value (level 2). The marketable securities are measured on its fair value based on quoted market price (level 1).  The fair value of the Company's receivables and payables approximates their carrying value given their short-term nature.

Liquidity risk – Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company insures that there are sufficient cash balances to meet its short-term business requirements. At December 31, 2009, the Company has positive working capital of approximately $9.12 million and therefore has sufficient funds to meet its current operating and exploration and development obligations. However, the Company will require significant additional funds in the future to complete its plans for the Fuwan Silver Deposit.

Currency/Foreign exchange risk – The Company's functional currency is the Canadian dollar and therefore the Company's net earnings are impacted by fluctuations in the valuation of foreign currencies in relation to the Canadian dollar. The Company raises funds in Canadian dollars and lends either Canadian or US dollar amounts to support the Chinese operations. As the Company operates in China and many of its exploration and development expenditures are payable in either US dollars or the Chinese currency RMB, there exist foreign currency risks arising from changes in exchange rates with the Canadian dollar. The Company maintains its excess cash in Canadian based assets. The Company does not hedge its exposure to currency fluctuations.

Interest rate risk – Financial instruments that expose the Company to interest rate risk are the cash and cash equivalents, short-term investments and loan receivable owned by the Company.

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company's net US$12.9 million assets and liabilities at year- end.  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- US$1.3 million impact on net loss for the year ended December 31, 2009.  This impact is primarily as a result of the Company having year- end cash balances and loan receivable denominated in US dollars.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

12.

Financial Management Risk (continued)

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.2 million impact on net loss for the year ended December 31, 2009.  This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company's results to differ from that shown above.

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

Consolidated Balance Sheets	December 31, 2009	December 31, 2008
Total assets under Canadian GAAP	$ 29,020,399	$ 17,729,485
Adjustment for capitalized development costs (a)	(9,000,902)	(5,294,098)
Total assets under US GAAP	$ 20,019,497	$ 12,435,387

Shareholders' equity under Canadian GAAP	$ 26,615,247	$ 15,780,115
Adjustment for capitalized development costs (a)	(9,000,902)	(5,294,098)
Total shareholders' equity under US GAAP	$ 17,614,345	$ 10,486,017

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

Consolidated Statements of Operations and Comprehensive Loss and Deficit:

	2009	2008
Net Loss - Canadian GAAP	4,246,398	2,295,138C
Adjustment for capitalized development cost (a)	3,706,804	5,294,098
Net Loss - US GAAP	7,953,202	7,589,236

Loss per share - US GAAP	0.23	0.24

Consolidated Statements of Cash Flows	Dec 31, 2009	Dec 31, 2008
Cash flows (used) in operating activities under Canadian GAAP	(2,504,670)	(4,407,843)
Adjustment for development costs (a)	(2,647,947)	(4,675,120)
Cash flows (used) in operating activities under US GAAP	(5,152,617)	(9,082,963)

Cash flows (used in) from investing activities under Canadian GAAP	(11,739,932)	(8,398)
Adjustment for development costs (a)	2,647,947	4,675,120
Cash flows (used in) from investing activities under US GAAP	(9,091,985)	4,666,722

There were no reconciling items between US GAAP and Canadian GAAP identified for the year ended December 31, 2007.

(a)

Mineral properties development:

Mineral properties are accounted for in accordance with Canadian GAAP as discussed in Note 5.  During 2008, management determined that the Fuwan Silver Deposit area had met the criteria for treatment as a development property effective March 5, 2008 and as such has capitalized expenditures in the amount of $9,000,902 relating to the Fuwan silver project under Canadian GAAP as at December 31, 2009.

For US GAAP purposes, in accordance with Emerging Issues Task Force (“EITF”) 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets”, exploration expenditures as well as acquisition costs for properties, leases and permits are expensed as incurred unless commercial feasibility is established.  Therefore, the amount of $9,000,902 capitalized under Canadian GAAP would be expensed in accordance with US GAAP.

Under Canadian GAAP, the net loss of 2009 was increased by $3,706,804 related to mineral property exploration, which was adjusted to  exploration costs under US GAAP (2008 - $5,294,098, 2008 – Nil).

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

Under Canadian GAAP, cash flow of $2,647,947 (2008 - $4,675,120, 2007 – Nil) related to mineral property exploration was included in the investing activities, which was adjusted to the operating activities under US GAAP.

(b)

Recently adopted accounting standards – US GAAP:

1)

In June 2009, FASB issued Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles.” ASC Topic 105 establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for the Securities and Exchange Commission (“SEC”) registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue new standards in the form of Accounting Standards Updates (“ASU”). The FASB will not consider ASUs as authoritative in their own right and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes in Codification. These changes and the Codification itself do not change US GAAP. The adoption of these changes has only impacted the manner in which new accounting guidance under US GAAP is referenced. It did not impact to the Company's consolidated financial statements.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

2)

In September 2006, the Financial Accounting Standards Board (“FASB”) issued an amendment included in ASC 820 Fair Value Measurements and Disclosures (formerly SFAS 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures.  The standard does not require any new fair value measurements.  The effective date for certain non-financial assets and non-financial liabilities was deferred to years beginning after November 15, 2008, and interim periods within those years. The Company adopted the standard on January 1, 2009 without significant effect on the Company's consolidated financial statements.

3)

In December 2007, the FASB issued an amendment to ASC 805 Business Combinations (formerly SFAS 141(R), Business Combinations), which retains the fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the standard on January 1, 2009 without significant effect on the Company's consolidated financial statements.

4)

In December 2007, the FASB issued an amendment to ASC 810 Consolidations (formerly SFAS 160, Non controlling interests in consolidated financial statements, which amended ARB 51) to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for deconsolidation of a subsidiary. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

5)

In March 2008, the FASB issued an amendment to ASC 815 Derivatives and Hedging (formerly FASB Statement No. 161, Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“FAS 161”)) which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under ASC 815, and how derivative instruments and the related hedged items affect an entity's financial position, financial performance and cash flows. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

6)

In April 2008, the FASB issued an amendment to ASC 350 Intangibles – Goodwill and Other (formerly FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. The intent of this amendment is to improve consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the asset under ASC 805 Business Combinations (formerly FASB Statement No. 141, Business Combinations). The amendment is effective for the Company's fiscal year beginning January 1, 2009 and has been applied prospectively to intangible assets acquired after the effective date. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

7)

In April 2009, an amendment was issued to ASC 815 Derivatives and Hedging which addresses whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock, an important consideration in determining the instrument's accounting classification. The amendment is effective for annual periods beginning after December 15, 2008.  The Company adopted the standard on January 1, 2009 with no impact on the Company's financial statements.

8)

In May 2009, the FASB issued ASC 855 Subsequent Events which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The standard is based on similar principles as those that previously existed in the auditing standard. The standard is effective for interim and annual periods ending after June 15, 2009. The Company has adopted the standard for the annual period ending December 31, 2009 without significant effect.

(c )

 Future accounting pronouncements impacting the Company

1)

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to ASC 820 Fair Value Measurements and Disclosures (formerly SFAS 166 “Accounting for Transfers of Financial Assets,” which amends FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishing of Liabilities”) significantly changing how companies account for transfers of financial assets. The standard provides revised guidance in a number of areas including the elimination of qualifying special purpose entity concept, the introduction of new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer to be accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The Company is currently evaluating the potential effect of adopting this standard on our financial statements and disclosures.

2)

In June 2009, the FASB issued an amendment to ASC 810 Consolidation (formerly SFAS 167, “Amendments to FASB Interpretation No. 46 (R),” which amends the consolidation guidance for variable interest entities (“VIE”) under FIN 46(R), “Consolidation of Variable Interest Entities”). The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a variable interest entity. In addition, changes to when it is necessary to reassess who should consolidate a variable interest entity have also been made. In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the VIEs expected losses or receives a majority of the VIEs expected residual returns or both is no longer required. Under the amendment, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis. Additional disclosures will be required under the amendment to provide more transparent information regarding an entity's involvement with a VIE. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The Company is currently evaluating the potential effect of adopting this standard on our financial statements and disclosures.

MINCO SILVER CORPORATION

(A development stage enterprise)

Notes to Consolidated Financial Statements

(in Canadian Dollars)

14.

Subsequent Events

On January 26, 2010, the Company settled with the EPA and the Tribe penalties in the amount of US$1.25 million on the 7% NSR royalty payable pursuant to the Consent Decree Judgment between Sterling, the EPA and the Tribe (“the Settlement”). The Settlement completes the outstanding cure amount to the Sunshine Lease.

On March 2, 2010, the Bankruptcy Court approved a settlement achieved in principle on January 26, 2010 of the penalties due and owing to the Tribe and the EPA on the 7% NSR pursuant to the Consent Decree Judgment in the amount of US$1.25 million bringing the Sunshine Lease into good standing.   The Bankruptcy Court also approved a third post petition supplemental financing offer from the Company to finance the settlement and Sterling's continued administrative and the care and maintenance costs of the Sunshine Mine to April 15, 2010 in the amount of US$2 million.

Subsequent to the year-end, the Company paid back the amounts due to Minco Gold totaling approximately $1,395,553.