Form 40-F
period 2010-12-31
MINCO GOLD CORP
filed 2011-05-04
CIK 1020825

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 40-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

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

(Name, Telephone, Facsimile number, E-mail, and Address of Company Contact Person)

Corporation Service Company

2711 Centerville Road, Suite 400

Wilmington, DE  19808

888-690-2882

(Name, Telephone,  and Address of Agent for Service)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, no par value	NYSE Amex Equities
Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:.

☒ Annual Information

☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:    49,514,882

Indicate by check mark if the Registrant by filing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule..

Yes ☐

82-____________ No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒

No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation ST during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐

No  ☐

Explanatory Note

Minco Gold Corporation (the “Company” or the “registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the Multi-Jurisdictional Disclosure System of the Exchange Act.  The Company is a “Foreign Private Issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

Preliminary Note Regarding Forward-Looking Statements

The information presented or incorporated by reference in this annual report on Form 40-F contains both historical and prospective statements concerning Minco Gold corporation and its operations.  Historical statements are based on events that have already happened; examples include the reported financial and operating results, descriptions of pending and completed transactions, and management and compensation matters.  Prospective statements, on the other hand, are based on events that are reasonably expected to happen in the future; examples include the timing of projected operations, the likely effect or resolution of known contingencies or other foreseeable events, and projected operating results. In this annual report, Minco Gold Corporation is referred to as “Minco”, “we”, “our”, and the “Company”.

Prospective statements (which are known as “forward-looking statements” under the Private Securities Litigation Reform Act of 1995) may or may not prove true with the passage of time because of future risks and uncertainties.  Significant financial, operational, governmental and regulation, and market risks are described in our annual information form and management’s discussion and analysis.

Note To United States Readers -

Differences In United States And Canadian Reporting Practices

The Company is permitted, under a Multi-Jurisdictional Disclosure System adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company prepares its consolidated financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable to consolidated financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 18 of the comparative audited consolidated financial statements of the Company.

Disclosure Controls And Procedures

After evaluating the effectiveness of the Company’s disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) and Rule 15d-15(b), the chief executive officer and chief financial officer of the Company have concluded that, as of the end of the Company’s fiscal year covered by this Form 40-F annual report, the Company’s disclosure controls and procedures were not adequately designed and effective to ensure that material information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and accumulated and communicated to the Company’s management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow time for accurate and timely decisions regarding required disclosure.  Management has made this determination noting that it has not timely filed this Form 40-F for the year ended December 31, 2010.

Management’s Annual Report On Internal Control Over Financial Reporting

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

Management evaluated the internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based on that assessment, management concluded that, as at December 31, 2010, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness.  A material error was not captured via review during the Company’s financial closing process. This resulted in a material audit adjustment to the fourth quarter results of the Company for the year-ended December 31, 2010.

Management has concluded that the Company will strengthen the rigor of review during its financial closing process.  Other than disclosed above, there were no significant change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to affect, the Company’s internal controls over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to Dodd-Frank Wall Street Reform and Consumer Protection Act because the Company was not an accelerated nor larger accelerated filer for the year ended December 31, 2010.

Resource And Reserve Estimates

The Company’s annual information form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  National Instrument 43-101 standards of disclosure for mineral projects (“NI 43-101”) is a rule of the Canadian securities administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the requirements of the SEC, and reserve and resource information incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.  One consequence of these differences is that “reserves” calculated in accordance with Canadian standards may not be “reserves” under the SEC standards.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with the Canadian institute of mining, metallurgy and petroleum (the “CIM”) in the CIM standards on mineral resources and mineral reserves, adopted by the CIM council, as the same may be amended from time to time by the CIM.  These definitions differ from the definitions in the SEC industry guide 7.

Under U.S. standards mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

Under SEC industry guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average precious metals prices are used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC industry guide 7 and normally are not permitted to be used in reports and registration statements filed with the sec.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

Annual Information Form

For our annual information form for the fiscal year ended December 31, 2010, see Exhibit 99.1 to this annual report on Form 40-F, which is incorporated by reference herein.

Audited Annual Financial Statements And Management’s Discussion And Analysis

For our audited consolidated financial statements, including the report of independent registered public accounting firm with respect thereto, and the Company’s management’s discussion and analysis for the fiscal year ended December 31, 2010, see Exhibits 99.2, 99.3 and 99.4 to this annual report on Form 40-F, which are incorporated by reference herein.  The Company’s financial statements have been prepared in accordance with Canadian GAAP and have been reconciled to United States GAAP in note 18 to the financial statements.

Attestation Report Of The Registered Chartered Accounting Firm

As of June 30, 2010, the Company was not an “accelerated filer” as defined in Rule 12b-2 of the Exchange Act.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to current rules of the SEC that permit the Company to provide only management's report in this annual report.

Notices Pursuant To Regulation BTR

Not applicable.

Audit Committee

The board has a separately designated standing audit committee established in accordance with Rule 10a-3 under the Exchange Act and the rules of the NYSE AMEX.  The members of the Company’s audit committee are identified on page 48 of the annual information form, attached herewith as Exhibit 99.1 and incorporated by reference.  In the opinion of the board, all members of the audit committee are independent (as determined under Rule 10a-3 of the Exchange Act and the rules of the NYSE AMEX) and are financially literate.

Audit Committee Financial Expert

Mr. Malcolm F. Clay serves as a member of the audit committee of the Company’s board of directors.  The board of directors has reviewed the definition of “audit committee financial expert” under Item 8(a) of general instruction B to Form 40-F and determined that Mr. Clay satisfies the criteria for an audit committee financial expert under the Exchange Act.  The SEC has indicated that the designation of Mr. Clay as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Clay that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.  Mr. Clay is “independent” as defined in Section 803 of the listing standards of NYSE AMEX company guide.

Audit Committee Charter

The Company’s audit committee charter is available in print to any shareholder who provides the Company with a written request to chief financial officer, Suite #2772, West Georgia street, Vancouver, British Columbia, V6E 3P3  Canada.  A copy of the audit committee charter is filed as Exhibit 99.5.

Code Of Ethics

A copy of the Company’s Code of Ethics(“Code”)  has been filed as Exhibit 99.6 to this annual report on Form 40-F.

The Code contains written standards that are intended to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the sec and in other public communications made by the Company; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code; and accountability for adherence to the Code.

You may obtain a copy of the Code, without charge, by contacting the Company’s secretary.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Principal Accounting Fees And Services-Independent Auditors

PricewaterhouseCoopers LLP acted as the Company’s independent auditor for the fiscal year ended December 31, 2010.  See page 48 of the Registrant’s annual information form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by, or the estimated total fees of, PricewaterhouseCoopers LLP for services performed in respect of the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

Pre-Approval Of Audit And Non-Audit Services Provided By Independent Auditors

See page 48 of the Company’s annual information form incorporated by reference to this annual report as Exhibit 99.4.

Contractual Obligations

See page 47 of the Company’s management’s discussion and analysis, incorporated by reference to this annual report on Form 40-F as Exhibit 99.1.

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the sec staff, and to furnish promptly, when requested to do so by the sec staff, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises, and transactions in such securities.

Consent To Service Of Process

The registrant filed an appointment of agent for service of process and undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the registrant.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Minco Gold Corporation

By: /s/ Ken Cai Ken Cai, President

Exhibit Index

Exhibit Number	Description
99.1	Annual Information Form
99.2	Minco Gold Corporation Audited Consolidated Financial Statements
99.3	Report of Independent Registered Public Accounting Firm – Minco Gold Corporation
99.4	Minco Silver Corporation Audited Consolidated Financial Statements
99.5	Report of Independent Registered Public Accounting Firm – Minco Silver Corporation
99.6	Management’s Discussion and Analysis
99.7	Audit Committee Charter
99.8	Code of Ethics
99.9	Chief Executive Officer’s Section 302 Certification
99.10	Chief Financial Officer’s Section 302 Certification
99.11	Chief Executive Officer’s Section 906 Certification
99.12	Chief Financial Officer’s Section 906 Certification
99.13	Consent of P&E Mining Consultants Inc.
99.14	Consent of PricewaterhouseCoppers LLP - Minco Gold Corporation
99.15	Consent of Ernst & Young – Minco Gold Corporation
99.16	Consent of PricewaterhouseCoopers LLP – Minco Gold Corporation
99.17	Consent of Ernst & Young – Minco Silver Corporation
99.18	Form F-X: Appointment of Agent for Service of Process and Undertaking

CERTIFICATION

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ken Z. Cai, certify that:

1.

I have reviewed this annual report on Form 40-F of Minco Gold Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date:  May 2, 2011

/s/ Ken Z. Cai______

Ken Z. Cai, President

CERTIFICATION

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul Zhang, certify that:

1.

I have reviewed this annual report on Form 40-F of Minco Gold Corporation;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the       circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of       operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date:  May 2, 2011

/s/ Paul Zhang

Paul Zhang, Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 40-F of Minco Gold Corporation for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:

Date:  May 2, 2011

/s/ Ken Z. Cai
                                                            Ken Z. Cai President

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 40-F of Minco Gold Corporation for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Annual Report”), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  May 2, 2011

/s/ Paul Zhang

Paul Zhang, Chief Financial Officer