Form 20-F
period 2011-12-31
MINCO GOLD CORP
filed 2012-04-20
CIK 1020825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 20F

☒	ANNUAL REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:                                                                                     Not Applicable

For the transition period from _________________________________to______________________________

Commission File Number 001-32670

MINCO GOLD CORPORATION
 (Exact name of registrant as specified in its charter)

A CORPORATION FORMED UNDER THE LAWS OF BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

Suite 2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3P3
(Address of principal executive offices)

Jennifer Trevitt, (604) 688-8002 Ext. 107 , (604) 688-8030,  Suite 2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, B6E 3P3
(Name, Telephone, Facsimile number and/or E-mail, and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 50,348,215 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.

Yes ☐                      No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                      No ☒

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

Yes ☒                      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “Accelerated filer and large accelerated file” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer: ☐	Accelerated file: ☐	Non-accelerated filer: ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
By the International Accounting Standards Board ☒

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

         ☐   Item 17                                           ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                      No  ☒

INTRODUCTION AND USE OF CERTAIN TERMS

Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) is incorporated under the laws of the province of British Columbia, Canada.  In this document, the term “Company” refers to Minco Gold Corporation and its consolidated subsidiaries. Where required, the term “Minco Gold” refers to Minco Gold Corporation as a standalone entity. The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board ("IFRS") and are presented in Canadian dollars.  Unless otherwise indicated, references to dollar amounts in this Annual Report relate to Canadian dollars.  Minco Gold Corporation files reports and other information with the Securities and Exchange Commission ("SEC") located at 100 F St. NE, Washington, D.C. 20549.   Copies of the Company’s filings with the SEC may be obtained by accessing the SEC’s website located at www.sec.gov.   Further, the Company also files reports under Canadian regulatory requirements on SEDAR.  Copies of the Company’s reports filed on SEDAR can be obtained by accessing SEDAR’s website at www.sedar.com. The principal executive office of the Company is located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3P3, Tel: 604-688-8002, Fax: 604-688-8030, email address info@mincomining.ca  and website www.mincomining.ca.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995, collectively referred to as "forward-looking statements". Forward-looking statements are typically identified by words such as "anticipate", "could", "should", "expect", "seek", "may", "intend", "likely", "will", "plan", "estimate", "believe" and similar expressions suggesting future outcomes or statements regarding an outlook.  Such statements are subject to risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from those anticipated in forward looking statements.  These risk factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks since its prospects are located in China, all of which factors are set forth in more detail in the section entitled “Risk Factors” in Item 3.D. and “Operating and Financial Review and Prospects” at Item 5.

GLOSSARY OF TERMS

“757 Team”	means the No. 757 Geo-Exploration Team, an entity owned and controlled by the Guangdong Geological Bureau (“GGB”) of the PRC government.
“Additional Permits”	means collectively the Guyegang-Sanyatang Permit, the Guanhuatang Permit and the Hecun Permit Property.
“alteration”	chemical and mineralogical changes in a rock mass resulting from reaction with hydrothermal fluids or changes in pressure and temperature.
“Amending Contract”	means the contract dated January 10, 2006 between Minco Silver Corporation and GGB.
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
“Changkeng Permit”
means the reconnaissance survey exploration permit (#T01120080102000011) which expires on October 13, 2013 in respect of the 1.18 km2 Changkeng gold property in Gaoyao City of Guangdong Province in southern China.

“Changkeng Property”	means the 1.18 km2 Changkeng gold property in Gaoyao City of Guangdong Province in southern China which adjoins the property underlying the Fuwan Silver Permit.
“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum.
“Company” or “Minco”	means Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”).
“concentrates”	to separate ore or metal from its containing rock or earth.
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
“Fuwan Property”
means the Fuwan silver property which is located in Guangdong Province in southern China beside the Xijiang River consisting of the following three components: (i) the properties which are the subject of the Fuwan Silver Permit; (ii) the properties which are the subject of the Luoke-Jilinggang Permit and the Guyegang-Sanyatang Permit; (iii) the Guanhuatang permit; and (iv) Minco Gold’s interests in the silver mineralization located on the Changkeng Property.

“Fuwan Silver Permit”
means the reconnaissance survey exploration permit (# 0100000730293) in respect of the 0.79 km2 Fuwan silver property in Gaomong Region, Foshan City of Guangdong Province issued to Minco China and initially having validity from August 20, 2007 to July 20, 2009.   The Fuwan Silver Permit was transferred to Foshan Minco, a subsidiary of Minco Silver, before the permit’s original expiry date in conjunction with the combination of the Fuwan Silver Permit and the “Luoke-Jilinggang Permit” as one permit having validity from July 20, 2011 to July 20, 2013.

“g/t”	unit of grade expressed in grams/tonne.
“GD Gold”	means Guangdong Gold Corporation.
“geophysical”	the use of geophysical instruments and methods to determine subsurface conditions by analysis of such properties as specific gravity, electrical conductivity, and magnetic susceptibility.
“GGB”	means Guangdong Geological Bureau, an entity owned and controlled by the Guangdong Geological Bureau of the PRC government.
“gouge”	a thin layer of soft earthy putty-like rock material along the containing wall of a mineral vein.
“grade”	the amount of valuable mineral in each tone of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.
“Guanhuatang Permit”
means the reconnaissance survey exploration permit (#T01120080502000491) in respect of the 37.29 km2 Guanhuatang silver and multi-metals property in Foshan City of Guangdong Province held by Minco China in trust for Foshan Minco.

“Guyegang-Sanyatang Permit”
means the reconnaissance survey exploration permit (#T01120080402000421) in respect of the 74.74km2 silver and multi-metals property in Gaoming Region, Foshan city of Guangdong Province issued to Minco China in trust for Foshan Minco.

"Hecun Permit"
means the reconnaissance survey exploration permit (#T01120080402000422) in respect of the 16.96km2 lead-zinc property in Gaoming region, Foshan City of Guangdong province held by Minco China in trust for Foshan Minco.

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
“Luoke-Jilinggang Permit”
means the reconnaissance survey exploration permit (#T01120080402000336) in respect of the 76.62 km2 Luoke-Jilinggang silver and multi-metals property in Gaoyao City and Gaomin City of Guangdong Province issued to Foshan Minco and having validity from July 20, 2011 to July 20, 2013, incorporating the original Fuwan permit and original Luoke-Jilinggang permits)

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

“mineralization”	the process or processes by which a mineral or minerals are introduced into a rock, resulting in an economically valuable or potentially valuable deposit.
“MOLAR”	Means the Ministry of Land and Resources
“outcrop”	an exposure on the surface of the underlying rock.
“oz”	Troy ounce consisting of 31.1035 grams.
“Pb”	Lead.
"PRC"	Means the People's Republic of China.
“Preliminary Changkeng JV Agreement”	means the preliminary joint venture agreement dated April 16, 2004 between Minco Gold, GGB, Zhenjie and Baojiang.
“pyrite”	A sulphide mineral of iron and sulphur.
“Pyroclastic”	refers to a sedimentary rock composed or airborne volcanic material from a volcanic eruption.
“Qualified Person”
an individual who is an engineer or geoscientist with at least five yeas experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of an approved self-regulating organization.

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

In this Annual Report references to “Canadian National Instrument 43-101” are references to National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators and references to “CIM Standards” are references to Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on December 11, 2005 as may be amended from time to time by the CIM.

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

PART 1

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.                     DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth as of April 20, 2012, the names, business addresses and functions of the Company’s directors and senior management.

Name	Business Address	Position
Ken Cai	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3	President, Chief Executive Officer and Director
Robert M. Callander	43 Delhi Avenue North York, Ontario, Canada M5M 3B8	Director
Michael Doggett	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3	Director
Malcolm F. Clay	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3	Director
Ellen Wei	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3	Interim Chief Financial Officer and Controller
Ute Koessler	Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3	Vice President Corporate Communications

B.                     ADVISERS

The Company's registrar and transfer agent for its common shares is Computershare Trust Company of Canada, located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada, telephone: 604-661-0224, fax: 604-661-9401, internet: www.computershare.com.  The principal executive office of the Company is located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3P3, Tel: 604-688-8002, Fax: 604-688-8030, email address info@mincomining.ca  and website www.mincomining.ca.  The Company's legal advisors are Sangra Moller LLP, located at 925 West Georgia Street, Suite 1000, Vancouver, British Columbia, Canada. V6C 3L2

C.                     AUDITORS

The Company's auditors are PricewaterhouseCoopers, LLP, Chartered Accountants, located at 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada, V6C 3S7.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE.

ITEM 3.     KEY INFORMATION

A.                     SELECTED FINANCIAL DATA

The following selected financial information for the fiscal years ended December 31, 2011 and 2010 are derived from the financial statements of the Company and should be read in conjunction with the financial statements and the notes attached to this Annual Report.  The Company’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board ("IFRS").  Over the period reviewed, there have been significant differences between IFRS and United States GAAP.

IFRS

	December 31, 2011	December 31, 2010
Operations
Finance and other income	$238,218	$59,709
Exploration expense	1,963,874	1,467,641
Loss from continuing operations	862,446	(2,058,649)
Net Income (loss)	(862,446)	(451,348)
Loss per Common share from continuing operations
(basic and diluted)	$0.02	$(0.01)
Common shares used in calculations
Basic	50,228,592	48,582,347
Diluted	51,580,329	48,582,347

Consolidated Balance Sheet Data
Total assets	22,176,773	23,700,260
Total liabilities	7,715,102	13,469,839
Non-controlling interest	2,415,029	2,444,005
Net assets	14,461,671	10,230421
Share capital	$41,758,037	$40,335,033
Dividends	0	0

Exchange Rates

The following table sets forth information as to the average period end, high and low exchange rate for Canadian dollars and US dollars for the periods indicated based on the exchange rates posted by the Board of Governors of the Federal Reserve System (USD to CAD) in Canadian dollars (USD$1.00 = CAD$ 0.9927 as at March 30, 2012 ).

Year Ended December 31	Average	Period End	High	Low
2011 2010	0.9886 1.0297	1.0168 1.0009	1.0605 1.0776	0.9448 0.9960
2009	1.1411	1.0461	1.2995	1.0289
2008	1.0659	1.2240	1.2971	0.9717
2007	1.0734	0.9818	1.1852	0.9168

B.                     CAPITALIZATION AND INDEBTEDNESS

NOT APPLICABLE.

C.                     REASONS FOR THE OFFER AND USE OF PROCEEDS

NOT APPLICABLE

D.         RISK FACTORS

An investment in our securities should be considered highly speculative and involves a high degree of financial risk due to the nature of our activities and the current status of our operations. A prospective investor should carefully consider the risks summarized below and all other information contained in this Annual Report before making an investment decision relating to our shares.  Some statements in this Annual Report (including some of the following risk factors) are forward-looking statements.  Please refer to the discussion of forward-looking statements in the introduction to this Annual Report.  Any one or more of these risks could have a material adverse effect on the value of any investment in our Company and the business, financial position or operating results of our Company and should be taken into account in assessing our activities.  The risks noted below do not necessarily comprise all those faced by us.

Risks Relating to the Company

Title to Properties

To the knowledge of the Company, none of its property interests have been surveyed to establish boundaries. There can be no assurance that any governmental authority in the PRC could not significantly alter the conditions of or revoke the applicable exploration or mining authorizations held by the Company or that the Company's interest in such properties will not be challenged or impugned by third parties or governmental authorities.

In addition, there can be no assurance that the properties or other assets in which the Company has an interest are not subject to prior unregistered agreements, transfers, pledges, mortgages or claims and title may be affected by undetected defects as it is difficult to verify that no agreements, transfers, claims, mortgages, pledges or other encumbrances exist given the state of the legal and administrative systems in the PRC.

China Political and Economic Considerations

The business operations of the Company will be located in, and the revenues of the Company derived from activities in the PRC. Likewise, the Company's operations in the PRC are currently conducted through and with the assistance of Minco China, a WFOE. Accordingly, the business, financial condition and results of operations of the Company could be significantly and adversely affected by economic, political and social changes in the PRC. The economy of the PRC has traditionally been a planned economy, subject to five-year and annual plans adopted by the state, which set national economic development goals. Since 1978, the PRC has been moving the economy from a planned economy to a more open, market-oriented system. The economic development of the PRC is following a model of market economy under socialism. Under this direction, it is expected that the PRC will continue to strengthen its economic and trading relationships with foreign countries and that business development in the PRC will follow market forces and the rules of market economics.

However, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies. In addition, there is no guarantee that a major turnover of senior political decision makers will not occur, or that the existing economic policy of the PRC will not be changed. A change in policies by the PRC could adversely affect the Company's interests in China by changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports and sources of supplies, or the expropriation of private enterprises. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of companies engaged in mineral resource exploration and development, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Companies with a foreign ownership component operating in the PRC may be required to work within a framework which is different to that imposed on domestic Chinese companies. The Chinese government is opening up opportunities for foreign investment in mining projects and this process is expected to continue. However, if the Chinese government should reverse this trend and impose greater restrictions on foreign companies, the Company's business and future earnings could be negatively affected.

Peoples Republic of China Legal System and Enforcement

Most of the material agreements to which the Company or its affiliates are party or will be party in the future with respect to mining assets in the PRC are expected to be governed by Chinese law and some may be with Chinese governmental entities. The PRC legal system embodies uncertainties that could limit the legal protection available to the Company and its shareholders. The outcome of any litigation may be more uncertain than usual because: (i) the experience of the PRC judiciary is relatively limited, and (ii) the interpretation of PRC laws may be subject to policy changes reflecting domestic political changes. The laws that do exist are relatively recent and their interpretation and enforcement involve uncertainties, which could limit the available legal protections. Even where adequate law exists in the PRC, it may be impossible to obtain swift and equitable enforcement of such law or to obtain enforcement of judgments by a court of another jurisdiction. The inability to enforce or obtain a remedy under such agreements could have a material adverse impact on the Company. Many tax rules are not published in the PRC, and those that are published can be ambiguous and contradictory, leaving a considerable amount of discretion to local tax authorities. The PRC currently offers tax and other preferential incentives to encourage foreign investment. However, the tax regime of the PRC is undergoing review and there is no assurance that such tax and other incentives will continue to be available. There is also no guarantee that the pursuit of economic reforms by the State will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions, and changes in state policies affecting the mining industry may have a negative effect on its operating results and financial condition.

Government Regulation of Mineral Resources and Ownership

Ownership of land in China remains with the States, and the State, at the national, regional and local levels, is extensively involved in the regulation of exploration and mining activities. Transfers and issuances of exploration and mining rights are also subject to governmental approval.  Failure or delays in obtaining necessary approvals could have a materially adverse effect on the financial condition and results of operations of the Company. Nearly all mining projects in the PRC require government approval. There can be no certainty that any such approvals will be granted (directly or indirectly) to the Company in a timely manner, or at all.

Exploration and Development is a Speculative Business

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, the availability of mining equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital. The long-term profitability of the Company's operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.  Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  If our exploration costs are greater than anticipated, we will have fewer funds for our exploration activities and for our general and administrative expenses, which in turn will adversely affect our financial condition and ability to pursue our exploration programs.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations that commercially viable mineral deposits exist on our properties or that funds required for development can be obtained on a timely basis.

Future Financing

The Company currently has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Joint Venture Agreement

There is no guarantee that Minco Gold and its other joint venture partners will be able to fund the Changkeng joint venture. Mingzhong, the entity that holds the Changkeng Permit, is owned in part by certain state-owned entities which require government approvals before they are able to increase their investment in Mingzhong.  It is unclear when these approvals will be forthcoming, if at all.

Industry Specific Risks

The exploration, development, and production of minerals are capital-intensive businesses, subject to the normal risks and capital expenditure requirements associated with mining operations, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

Operations that we undertake will be subject to hazardous risks incidental to exploration and test mining, including, but not limited to work stoppages, date to property and possible environmental damage.  Liabilities resulting from such events may result in us being forced to incur significant costs that could have a material adverse effect on our financial condition and business prospects.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise if the Company places its resource properties into production.

Factors Beyond Company's Control

Discovery, location and development of mineral deposits depend upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The exploration and development of mineral properties and the marketability of any minerals contained in such properties will also be affected by numerous factors beyond the control of the Company. These factors include government regulation, high levels of volatility in market prices, availability of markets, availability of adequate transportation and refining facilities and the imposition of new, or amendments to existing, taxes and royalties. The effect of these factors cannot be accurately predicted.

Potential Conflicts of Interest

Certain members of the Company's board and officers of the Company also serve as officers or directors of other companies involved in natural resource exploration and development. Consequently, there exists the possibility that those directors and officers may be in a position of conflict. In particular, Ken Z. Cai is a director of and serves in management in each of the Company, Minco Silver and Minco Base Metals.

In addition, Ellen Wei serves as Interim Chief Financial Officer and Controller and Jennifer Trevitt serves as Corporate Secretary, respectively, of the Company,  Minco Silver and Minco Base Metals. Any decision made by such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on any matter in which such directors or officers may have a conflict of interest. Nevertheless, there remains the possibility that the best interests of the Company will not be served because its directors and officers have other commitments.  Matters between the Company and Minco Silver which put any of the directors or officers of the Company in a position of conflict are approved by the audit committee of the board of directors which is comprised of solely independent directors.

In addition to the potential conflicts described above, some of the directors of the Company are also directors or officers of other reporting and in non-reporting issuers who are engaged in other industry sectors. Accordingly, conflicts of interest may arise which could influence the decisions or actions of directors or officers acting on behalf of the Company.

Scope of Business

 In China companies are granted a business license which specifies the scope of activities that they are permitted to undertake.  Although Minco China has taken steps to ensure that all of its business activities are within the scope of its business license, there is no assurance that the relevant Chinese authorities will agree with such assessment.  If Minco China is determined to have exceeded the scope of its business license it could be subject to penalties or other sanctions.

Uninsured Risks

The Company's mining activities are subject to the risks normally inherent in mineral exploration, including, but not limited to, environmental hazards, industrial accidents, flooding, periodic or seasonal interruptions due to climate and hazardous weather conditions, and unusual or unexpected formations. Such risks could result in damage to or destruction of mineral properties or production facilities, personal injury, environmental damage, delay in mining and possible legal liability.  The Company may become subject to liability for pollution and other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment for such liabilities would reduce the funds available for exploration and mining activities and may have a material impact on the Company's financial position.

Currency Exchange Rates

The Company maintains its accounts Canadian dollars and RMB denominations. Given that most of Minco Gold's expenditures are currently and are anticipated to be incurred in  RMB, Minco Gold is subject to foreign currency fluctuations which may affect its financial position and operating results. The Company does not currently have a formal hedging program to mitigate foreign currency exchange risks.

Repatriation of Capital Located in China

The Company may face delays repatriating funds held in China if at any time the Company needs additional resources to enable it to undertake projects elsewhere in the world. There are certain restrictions on the repatriation of funds held in China as more particularly described below.

Under Chinese law, repatriation of funds in China falls under several categories: (1) profit repatriation, (2) capital repatriation, (3) liquidation, and (4) overseas loan repayment.  The major requirements for each of the repatriation methods is as follows:

1.	Profit repatriation – A WFOE may repatriate its after-tax profits out of China with few restrictions. Minco China is classified as a WFOE. Profit repatriation can only be undertaken once a year.

2.	Capital repatriation – Under Chinese law, capital repatriation can only be made under the following circumstances:

(a)
Share/Equity Interest Sale – In the event that a foreign investor, as an assignor, intends to sell its equity interest in the WFOE to any other foreign or domestic entities/individuals, as an assignee, the approval from the original approving authority, such as the local Department of Commerce ("DOC") is required. Such governmental approval for an equity sale is not difficult to obtain in normal circumstances and it would normally take one to two months after all of the required documents have been submitted, subject to local practice.

Once the governmental approval is obtained, the assignee is obliged to apply to the local State Administration for Foreign Exchange ("SAFE"), for the approval of mailing the payment of the transfer price to the assignor, which can normally be done within 20 business days after all of the required documents have been submitted.

(b)
Capital Decrease – Generally, a WFOE must not decrease its registered capital during its operating term, however, if its registered capital needs to be decreased due to the change of the total investment amount or operation scale or for other reasons, such decrease could be done after approval from the original approval authority has been obtained. The procedures for capital decrease are as follows:

(i)	The WFOE would apply to the local DOC for a preliminary approval of a capital decrease;

(ii)
After receiving the preliminary reply, the WFOE would notify all of its creditors in writing for such capital decrease and the WFOE would publically disclose such capital decrease in provincial newspapers at least three times;

(iii)	The creditors may require the WFOE to pay off all debts or provide corresponding guarantees to pay any outstanding debts;

(iv)	After the WFOE has made at least three public notices in provincial newspapers, it would apply to the local DOC for formal approval of the capital decrease;

(v)	Once the DOC has approved the decrease of the registered capital, the WFOE would conduct the registration change at the local Administration for Industry and Commerce ("AIC"); and

(vi)
Upon completion of the above procedures, if the then contributed capital of the WFOE exceeds the registered capital after the decrease, the WFOE would apply for the capital repatriation approval of the decreased capital to its investor(s) at the local SAFE.  Once approval is received, the bank can remit the exceeded capital.

The above process takes around six months to complete.

3.
Liquidation – The investor may also voluntarily liquidate the WFOE in accordance with relevant Chinese law and the articles of association of the WFOE.  The procedures for the liquidation of a foreign investment are as follows:

(a)	A resolution to liquidate the WFOE is adopted;

(b)	The WFOE applies to the local DOC for approval of the liquidation;

(c)	The WFOE sets up a liquidation committee to conduct the liquidation;

(d)	The notices to creditors and the public announcements about the liquidation must be made;

(e)	The liquidation committee would handle the sale of the assets of the WFOE and the distribution of the liquidation proceeds and submit a distribution report to the local DOC; and

(f)	The deregistration of the WFOE must be conducted with the local AIC and local tax, customs, foreign exchange and other authorities.

(g)	Upon completion of the above procedures, the investor would apply to the local SAFE for repatriation of the liquidated proceeds. Once approval is received, the bank can remit the liquidated proceeds.

The above process takes approximately six months to complete.

4.
Overseas Loan Repayment - Under Chinese law, a WFOE may borrow overseas loans from its investors or other overseas companies or financial institutions, provided that the overseas loan amount shall not exceed the balance between the total investment amount and the registered capital of the WFOE.  The procedures for registration and repayment of such overseas loans are as follows:

(a)	The WFOE would register the overseas loan with the local SAFE and obtain loan registration certificates issued by the local SAFE;

(b)	After registration, the WFOE would open a special foreign exchange cash account with domestic banks to receive the overseas loan;

(c)	When the WFOE repays the overseas loan, it would apply to the local SAFE for the repayment approval; and

(d)
Upon the issuance of the repayment approval of the local SAFE, the WFOE would submit the overseas loan registration certificate and the repayment approval issued by the local SAFE to the banks and the banks would conduct payment operations through the WFOE's special foreign exchange cash account for the overseas loan or the special foreign exchange cash account for the overseas loan repayment.

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

Reliance on Management and Directors

The success of the Company is currently largely dependent on the performance of its officers. The loss of the services of these persons will have a materially adverse effect on the Company's business and prospects. There is no assurance the Company can maintain the services of its officers or other qualified personnel required to operate its business.

Failure to do so could have a material adverse effect on the Company and its prospects. The Company has not purchased any "key-man" insurance with respect to any of its directors or officers to the date hereof. The loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position.

Fluctuating Mineral Prices

Factors beyond the control of the Company may affect the marketability of metals discovered, if any. Metal prices have fluctuated widely, particularly in recent years. The effect of these factors cannot be predicted.  Fluctuations in the price of gold may also adversely affect our ability to obtain future financing to fund our planned exploration programs.

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

The following risk factors apply to the business of Minco Silver and as such could affect the Company's investment therein:

Permitting Requirements

The ability of Minco Silver to carry out successful mining activities will depend on a number of factors. One of the most critical factors will be the ability of the Company to obtain mining licences and permits in China. Although the Company, through Foshan Minco, has applied for and obtained various permits for the Fuwan Project, additional permits and licenses will also be required in order to put the deposit into commercial production. These include permits and licenses pertaining to environmental matters, land use rights, water and forestry matters and, ultimately, a mining license. While applications for the additional required permits and licences have been, and will be, made by Foshan Minco to the relevant Chinese government authorities, there is no assurance that such permits or licenses will be issued in a timely manner, or at all.

Many of the required licences and permits are, or will be, subject to conditions imposed by the PRC government as well as mining legislation of the PRC. No assurances can be given that all necessary permits, licenses or tenures will be granted to the Company through Foshan Minco, or, if they are granted, that the Company, through Foshan Minco, will be in a position to comply with all conditions and legal requirements that are imposed. For example, the business licenses of Minco China and Foshan Minco restrict the activities that may be carried on by these companies and in particular, Foshan Minco is not permitted under its business license to conduct exploration activities. To date, exploration activities conducted at the Fuwan Project have been conducted by Minco China. As the Fuwan Project is currently at development stage, Foshan Minco, as the operating company, has to obtain mining licence and other permits required for commercial production on the project. There is no certainty that such approvals will be obtained in a timely manner or at all. Furthermore, each of Minco China and Foshan Minco is subject to an annual review process pursuant to which it must pass annual inspections of the Administration for Industry and Commerce in the PRC. As a result, if Foshan Minco does not pass its annual review it will not be authorized to carry on business in the PRC which may adversely affect the Company's interests in the Fuwan Project. The Company believes that it and Minco China and/or Foshan Minco are operating in material compliance with all applicable rules and regulations.

Management of Minco Silver also believe that reasonable measures have been taken to ensure that the permits for the Fuwan Project have been duly approved by and registered with all relevant authorities in the People's Republic of China in accordance with the laws and regulations in effect and that Minco China and Foshan Minco are the registered owners of such permits. However, no legal opinion has been obtained to date concerning the land, assets, permits and licenses relating to the properties over which the Company, through Minco China and Foshan Minco, has or may acquire an interest.

The Luoke-Jilinggang permit held by Foshan Minco, one of the four permits comprising the Fuwan Project, has been renewed until July 20, 2013. The other three permits, the Guanhuatang, Guyegang and Hecun permits held by Minco China, expire on April 7, 2013.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Capital Costs, Operating Costs and Production and Economic Returns

The capital costs to take the Company's Fuwan Project into production may be significantly higher than estimated in the feasibility study technical report on the Fuwan project (the "Fuwan Technical Report"). The pre-production capital costs set out in the Fuwan Technical Report were estimated at US$73.1 million and pricing and quantity data was considered to be reasonable as at the date of the estimates. Changes in metal prices, exchanges rates and other factors since the date of the Fuwan Technical Report may result in greater costs than those estimated, which may have an adverse impact on the Company's ability and timing to bring the Fuwan Project into production.

The Fuwan Project does not have an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of the Fuwan Project and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
•	anticipated recovery rates of silver and other metals from the ore;
•	cash operating costs of comparable facilities and equipment; and
•	anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Minco Silver, including the Fuwan Technical Report or other feasibility studies, if prepared, may differ significantly from those anticipated, and there can be no assurance that the Company's actual operating costs will not be higher than currently anticipated.

Future Financing

The funds raised by the public offering completed by Minco Silver in 2011 will not be sufficient to meet all of the its ongoing financial requirements relating to the exploration, development or operation of the Fuwan Project. Although it has received a conditional commitment of a project debt facility in the amount of RMB 300 million (approximately US$44.17 million) from the Guangdong Branch of ICBC for the Fuwan Project, this commitment represents only a portion of the funds required to construct the Fuwan silver mine and the facility is subject to certain conditions including receipt by the Company of the mining license.

Minco Silver currently has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects. There can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Currency Exchange Rates

The Company maintains its accounts in US dollar, Canadian dollar and RMB denominations. The government of the PRC maintained the exchange rate between the RMB and the US dollar as a constant until July 2005 and thus exchange rates between the Canadian dollar and the RMB fluctuated in tandem with the changing exchange rates between the US and Canadian dollars. Since July 2005, the value of the RMB has been tied to a basket of currencies of China's largest trading partners.  Given that most of Minco Silver's expenditures are currently and are anticipated to be incurred in U.S. dollars and RMB, Minco Silver is subject to foreign currency fluctuations which may materially affect its financial position and operating results. The Company does not currently have a formal hedging program to mitigate foreign currency exchange risks.

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

A.                    HISTORY AND DEVELOPMENT OF THE COMPANY

Name, Address and Incorporation

Minco Gold Corporation was incorporated under the Business Corporations Act (British Columbia) on November 5, 1982, under the name "Caprock Energy Ltd."  The Company changed its name to Minco Gold Corporation on January 29, 2007.  The Company has subsidiaries which are also engaged in the acquisition and exploration of mineral projects in China. See "Organizational Chart"

The principal executive office and registered office of the Company is located at Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3, telephone number 604-688-8002, fax number 604-688-8030 and email address info@mincomining.ca.  The Company's shares trade on the Toronto Stock Exchange (the "TSX") under the trading symbol MMM.  The Company began trading on the NYSE AMEX on November 22, 2005 with its trading symbol on the AMEX as "MMK".  On February 1, 2007 the trading symbol on the AMEX was changed from MMK to MGH.

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

The table below breaks out the Corporation's exploration expenditures, by property, over the past two financial years.

Year ended December 31,	2011 IFRS		2010 IFRS
	$		$
Gansu - Longnan		1,870,486		1,330,745
Guangdong - Changkeng		66,522		135,727
Hunan - Gold Bull Mountain		26,866		1,169
Total		1,963,874		1,467,641

Inter-corporate Relationships

The Company has two significant investments in two companies with current or planned business operations, which were created for the exploration and acquisition of mineral projects in China as described below:

•
Minco Silver, incorporated on August 20, 2004, under the laws of British Columbia.  This company was incorporated to acquire and develop silver projects in China and is currently involved with the development of the Fuwan Silver Property, Guangdong Province, China, described under "Description of Mineral Properties." The Company owns a 22.15% interest in Minco Silver; and

•
Minco China, incorporated in China on May 12, 2004, for the purposes of managing the Company's projects in China, enhancing the Company's management team in China, and to expand upon certain mining activities (such as staking) in China.

B.                     BUSINESS OVERVIEW

Background

All disclosure about our material exploration properties in this Annual Report conforms to the standards of United States Securities and Exchange Commission Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, other than disclosure of “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are geological and mining terms as defined in accordance with Canadian National Instrument 43-101 under the guidelines set out in the CIM Standards. U.S. investors in particular are advised to read carefully the definitions of these terms as well as the explanatory and cautionary notes in the Glossary, and the cautionary notes below, regarding use of these terms.

Three Year History

The Company's business has been focused on exploring its gold projects.  As outlined in greater detail below, the focus of the Company's activities over the past three years has been the exploration of its Longnan and the Changkeng Gold Project in China.  See "Description of Properties" for more detailed descriptions of these properties.

The Company signed a 30-year joint venture contract with four other Chinese companies for the exploration and development of the Changkeng Gold Project in late 2004.  A business license was granted on March 30, 2007 to Mingzhong, a joint venture company established for pursuing the Changkeng Gold Project and a subsidiary of the Company.  In January 2009, MOLAR approved the transfer of the Changkeng Exploration Permit from the 757 Exploration Team to Mingzhong.  Between late 2007 and the end of 2008, the Company completed a comprehensive exploration program on the Changkeng Gold Project which consisted of the drilling of 66 diamond holes, an extensive hydrological study as well as a geotechnical survey.  In March 2009, a resource estimate was prepared by P&E Mining Consultants Inc. ("P&E") for the Changkeng Gold Project utilizing diamond drill data from a total of 127 drill holes and 13 surface trenches.  See "Description of Properties – Changkeng Gold Property".

Minco China entered into a Joint Venture Agreement in December 2010 (the "JV Agreement") with the 208 Exploration Team (the "208 Team"), a subsidiary of China National Nuclear Corporation (the "CNNC"), to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China.  To secure the project, Minco China provided RMB 60 million (approximately $9 million) in the form of a secured short-term loan to the Tugurige Gold Mine. The loan was repaid on March 25, 2011 in full with interest.  As at December 31, 2011, the 208 Team has not complied with certain of its obligations under the JV agreement, including its obligation to set up a new entity (the "JV Co") and transfer its 100% interest in the Tugurige Gold Project to the JV Co. The Company is proactively engaged in resolving this dispute with the 208 Team.

Over the past a few years, the Company reviewed its portfolio of mineral properties and sold several projects, including BYC, Gobi Gold, and Xiaoshan Projects,  which are not core holdings with less exploration potential. The Company recovered the exploration costs on those projects with some profits.

In the Longnan region, the 2011 field program commenced at the beginning of March and was focused on Yejiaba sub-project where Minco discovered zones of significant mineralization in 2010.  The program resulted in the discovery of the Baimashi gold-antimony zone on the boundary between the Weiziping-Baimashi and Shajinba-Yangjiagou permits, Yejiaba sub-project.  In the second half of 2011, the Company completed a drilling program at the Shajinba Zone, Yejiaba sub-project.  The program targeted two zones of mineralization: (a) a zone of gold mineralization at the south-east corner of the Shajinba Zone, and (b) a zone of poly-metallic mineralization at the north-west corner of the area.  The drill program returned lower gold values than the surface trenching program conducted in 2009 and 2010 but allowed the Company to verify structural interpretation and provided several significant mineralized intersections at depth.   A limited trenching program was undertaken at the Shajinba Zone at the end of 2011.  Although the program failed to uncover significant anomalies, the Company believes there is high potential for better discoveries on the surface and at depth.

The Company has a significant ownership interest (22.15%) in Minco Silver, a related party engaged in developing the Fuwan Silver Deposit, located in Guangdong Province, China.  Minco Silver has made significant progress in permitting on the Fuwan Silver Deposit, including the following:

•
The Mining Area Permit was approved by MOLAR in 2009. The Mining Area Permit covers approximately 0.79 km2, defines the mining limits of the Fuwan deposit and restricts the use of this land to mining activities.  The permit was renewed by MOLAR and expires on April 4, 2014;

•
Minco Silver has made significant progress on the Environmental Impact Assessment ("EIA").  New water guidelines (the "Guidelines") issued by the Ministry of Environmental Protection of China, became effective on June 1, 2011, which all applicants for the EIA are subject to.  Minco Silver signed an agreement with General Station for Geo-Environmental Monitoring of Guangdong Province to provide a water monitoring study to comply with the Guidelines.  The field work for the water monitoring study has been completed and the results will be used to prepare a comprehensive water monitoring report for the project.  The revised EIA is expected to be resubmitted to the Chinese Environmental Protection Authority for approval in the first half of 2012;

•	The exploration permits for the Fuwan Silver Project were renewed by MOLAR in July 2011, and expires in July 2013; and

•
The preliminary mine design, carried out by the Nanching Engineering & Research Institute of Nonferrous Metals ("NERIN"), has been completed.  The design is subject to final revision upon the approval of the regulatory EIA before the final report of the design will be released to Minco Silver.

BACKGROUND TO MINING IN CHINA

General Background

Industry is the most important sector of the economy of the China, accounting for 52.9% of its gross domestic product ("GDP") in 2004. The mining industry accounted for an estimated 6 percent of the national industrial output in 2004. In 2003, the mining industry employed more than 20 million people. Since 1978, China has been moving from a planned economy to a more open, market-oriented system, with the result that the economic influence of privately owned enterprises and foreign investors has been steadily increasing. The result of this economic development has been the quadrupling of GDP since 1978.

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

The Chinese legal system is comprised of written statutes and the interpretation of these statutes by the People's Supreme Court. Continuing efforts are being made to improve civil, administrative, criminal and commercial law, especially since China's accession into the WTO. This effort includes the development of laws governing foreign investment in China, including a regime for Sino-foreign cooperative joint ventures and increased foreign participation in mineral resource exploration and mining.

Foreign Investment

Direct foreign investment in China usually takes the form of equity joint ventures ("EJVs"), cooperative joint ventures ("CJVs") and WFOEs. These investment vehicles are collectively referred to as foreign investment enterprises ("FIEs"). An EJV is a Chinese legal person and consists of at least one foreign party and at least one Chinese party. The EJV generally takes the form of a limited liability company. It is required to have registered capital to which each party to the EJV subscribes. Each party to the EJV is liable to the EJV up to the amount of the registered capital subscribed by it.

The profits, losses and risks of the EJV are shared by the parties in proportion to their respective contributions to the registered capital. There are also rules and regulations governing specific aspects of EJVs or FIEs, including capital contribution requirements, debt equity ratio, foreign exchange control, labour management, land use and taxation. Unlike an EJV, a CJV may be, but need not be, incorporated as a separate legal entity. The relationship between the parties is contractual in nature. The rights, liabilities and obligations of the parties are governed by the CJV contract, as is each party's share of the goods produced or profits generated. A CJV is considered a legal person with limited liability if it is incorporated as a separate legal entity.

The establishment of FIEs requires the approval of various Chinese government authorities. Generally, the approval authority is determined on the basis of the total amount of investment involved and the location of the project in question. The State Council must approve restricted foreign invested projects having an investment of US$100 million or more and encouraged and permitted foreign investment projects having an investment of US$500 million or more. Subject to the above, the State Development and Reform Commission and the Ministry of Commerce are authorized by the State Council to approve foreign investment projects under restricted catalogue having an investment of US$50 million or more, and foreign investment projects under the encouraged or permitted catalogue having an investment of US$100 million or more.

Provincial authorities are authorized to approve projects less than the above thresholds under various catalogues. However, companies which conduct exploration or mining are required to obtain the approval of the Ministry of Commerce as required by doc. 70 issued by the State of Council in 2000.

Cooperative Joint Ventures

CJVs are a form of foreign direct investment in China and are governed by the Law of the PRC on Sino-foreign Cooperative Joint Ventures (implemented in 1988 and revised in 2000) and the PRC Sinoforeign Cooperative Joint Venture Law Implementing Rules (implemented in 1995) (collectively the "CJV Law"). Foreign investment in mining in China may also take the form of Sino-foreign equity joint ventures or WFOEs. The CJV Law permits a CJV to choose to operate as a "legal person" by forming a limited liability company, subject to approval by relevant governmental authorities.

A limited liability company would own all of the CJV's assets, and the liabilities of the investor are limited as provided in the CJV contract entered into between them. The CJV Law requires investors in a CJV to make an investment or other contribution, which may take the form of cash, material, technology, land use rights, or other property rights. Investors must satisfy their contribution obligations within the time frame prescribed by their CJV subject to applicable Chinese regulations.

Failure to satisfy contribution obligations by investors may lead to penalties and even to the business license being revoked by the governmental authorities. Profits of a CJV are distributed as agreed by investors in the CJV contract and distributions need not be proportionate to each investor's contributions. The CJV contract also determines how liquidation proceeds are to be distributed when the CJV contract is terminated.

Government Regulations of Mineral Resources and Ownership

Exploration for and exploitation of mineral resources in China are governed by the Mineral Resources Law of the PRC of 1986, amended effective January 1, 1997, and the Implementation Rules for the Mineral Resources Law of the PRC, effective March 26, 1994. In order to further implement these laws, on February 12, 1998, the State Council issued three sets of regulations: (i) Regulation for Registering to Explore Mineral Resources Using the Block System, (ii) Regulation for Registering to Mine Mineral Resources, and (iii) Regulation for Transferring Exploration and Mining Rights (together with the mineral resources law and implementation rules being referred to herein as the "Mineral Resources Law"). Under the Mineral Resources Law, MOLAR is charged with supervision nationwide of mineral resources prospecting and development.

The mineral resources administration authorities of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are charged with supervision of mineral resources prospecting and development in their respective administration areas. The people's governments of provinces, autonomous regions and municipalities, under the jurisdiction of the State, are charged with coordinating the supervision by the mineral resources administration authorities on the same level. The Mineral Resources Law, together with the Constitution of the PRC, provides that mineral resources are owned by the State.  The State Council, the highest executive body of the State, regulates mineral resources on behalf of the State. The ownership rights of the State include: (i) occupy, (ii) use, (iii) earn, and (iv) dispose of, mineral resources, regardless of the rights of owners or users of the land under which the mineral resources are located. Therefore, the State is free to authorize third parties to enjoy its rights to legally occupy and use mineral resources and may collect resource taxes and royalties pursuant to its right to earn. In this way, the State can direct and regulate the development and use of the mineral resources of PRC.

Mineral Resources Permits

The Provisions in Guiding Foreign Investment and the Industrial Catalogue in Guiding Foreign Investment, which was updated on April 1, 2002, January 1, 2005 and October 31, 2007 (collectively the "Investment Guiding Regulations") govern foreign investment in PRC and categorize industries into four types where foreign investment is: (i) encouraged, (ii) permitted, (iii) restricted, or (iv) prohibited.

The Provisions in Guiding Foreign Investment and the Industrial Catalogue in Guiding Foreign Investment, which was updated on April 1, 2002, January 1, 2005 and October 31, 2007 (collectively the "Investment Guiding Regulations") govern foreign investment in PRC and categorize industries into four types where foreign investment is: (i) encouraged, (ii) permitted, (iii) restricted, or (iv) prohibited.

In mining industries, "encouraged" projects include the exploration and mining of coal (and its derived resources), iron, manganese, copper and zinc minerals, etc. "Restricted" projects include the exploration and mining of the minerals of tin, antimony and other noble metals including gold and silver, etc. "Prohibited" projects include the exploration and mining of radioactive minerals and rare earth. Foreign investment is "permitted" if the exploration and mining of the minerals is not included in the other three categories. Subject to the Investment Guiding Regulations, foreign investment in the exploration and mining of minerals is generally encouraged, in particular in relation to minerals in the western region of China.

Until January 2000, the production, purchasing, distributing, manufacturing, using, recycling, import and export of silver was strictly regulated by the Regulations of the PRC on the Control of Gold and Silver. Since then, China's silver market has been fully opened and silver is now treated as a commodity not subject to any special control or restrictive regulation by the State. However, foreign investment in the exploration and mining of silver remains restricted. China has adopted, under the Mineral Resources Law, a licensing system for the exploration and exploitation of mineral resources. MOLAR and its authorized provincial or local departments are responsible for approving applications for exploration permits and mining permits. The approval of MOLAR is also required to transfer those rights.

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

Exploration Rights

Exploration permits are registered and issued to "licensees". The period of validity of an exploration permit can have a maximum term of three years. The exploration permit is described by a "basic block". An exploration permit for metallic and non-metallic minerals has a maximum of 40 basic blocks.

When a mineral that is capable of economic development is discovered, the licensee may apply for the right to develop such mineral. The period of validity of an exploration permit can be extended by application and each extension can be no more than two years in duration. During the term of the exploration permit, the licensee has the privileged priority to obtain the mining right to the mineral resources in the exploration area covered by the exploration permit provided it meets the conditions of qualification for mining rights holders. Further, the licensee has the rights, among others, to: (i) explore without interference within the area under permit during the permit term, (ii) construct exploration facilities, and (iii) pass through other exploration areas and adjacent ground to access the permitted area. After the licensee acquires the exploration permit, the licensee is obliged to, among other things: (i) start exploration within the prescribed term, (ii) explore according to a prescribed exploration work scheme, (iii) comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection, (iv) make detailed reports to local and other licensing authorities, (v) close and occlude the wells arising from prospect work, (vi) take other measures to protect against safety concerns after the prospect work is completed, and (vii) complete minimum exploration expenditures as required by the Regulations for Registering to Explore Resources Using the Block.

Mining Rights

Holders of mining rights, or "concessionaires", are granted licenses to mine for maximum terms of 10 to 30 years, based on the magnitude of the mining project. The concessionaires may extend the term of a mining license with an application at least 30 days prior to expiration of the term. The user fee for the mining right is equal to RMB 1,000 per square kilometre per year. Where there is any prior State investment in or State sponsored geological work conducted on a mineral property, the State must be compensated based on the assessed value of the State input before mining rights can be granted. Concessionaires enjoy the rights, among others, to: (i) conduct mining activities during the term and within the mining area prescribed by the mining license, (ii) sell mineral products (except for mineral products that the State Council has identified for unified purchase by designated units), (iii) construct production and living facilities within the mine area, and (iv) use the land necessary for production and construction, in accordance with applicable law. Concessionaires are obliged to, among other things: (i) conduct mine construction or mining activities within a defined time period, (ii) conduct efficiently production, rational mining and comprehensive use of the mineral resources, (iii) pay resources tax and mineral resources compensation (royalties) pursuant to law, (iv) comply with State laws and regulations regarding labour safety, water and soil conservation, land reclamation and environmental protection, (v) be subject to the supervision and management from both the departments in charge of geology and mineral resources, and (vi) complete and present mineral reserves forms and mineral resources development and use statistics reports, according to applicable law.

Transferring Exploration and Mining Rights

A mining enterprise may transfer its exploration or mining rights to others, subject to the approval of MOLAR or its authorized departments at the provincial or local level, as the case may be. An exploration permit may only be transferred if the transferor has: (i) held the exploration permit for two years as of the issue date, or discovered minerals in the exploration block, which are able to be explored or mined further, (ii) a valid and subsisting exploration permit, (iii) completed the stipulated minimum exploration expenditure, (iv) paid the user fees and the price for prospect rights pursuant to the relevant regulations, and (v) obtained the necessary approval from the authorized department in charge of the minerals. Mining rights may only be transferred if the transferor needs to change the ownership of such mining rights because it is: (i) engaging in a merger or split, (ii) entering into equity or cooperative joint ventures with others, (iii) selling its enterprise assets, or (iv) engaging in a similar transaction that will lead to the alteration of the property ownership of the enterprise. A mining permit may only be transferred if the transferor has: (i) commenced production for no less than one year, (2) a valid and subsisting mining permit without title dispute, and (iii) paid the user fees, the price for the mining right, resource tax and mineral resource compensation pursuant to laws.

Environmental Laws

In the past ten years, laws and policies for environmental protection in China have moved towards stricter compliance and stronger enforcement. The basic laws in China governing environmental protection in the mineral industry sector of the economy are the Environmental Protection Law, the Environment Impact Assessment Law and the Mineral Resources Law. The State Administration of Environmental Protection and its provincial counterparts are responsible for the supervision of implementation and enforcement of environment protection laws and regulations. Provincial governments also have the power to issue implementing rules and policies in relation to environmental protection in their respective jurisdictions. Applicants for mining rights must submit environmental impact assessments and those projects that fail to meet environmental protection standards will not be granted licenses.

In addition, after exploration the licensee must perform water and soil maintenance and take steps towards environmental protection. After the mining rights have expired or the concessionaire stops mining during the permit period and the mineral resources have not been fully developed, the concessionaire shall perform water and soil maintenance, land recovery and environmental protection in compliance with the original development scheme, or must pay the costs of land recovery and environmental protection. After closing, the mining enterprises shall perform water and soil maintenance, land recovery and environmental protection in compliance with mine closure approval reports, or must pay the costs of land recovery and environmental protection.

Chinese Foreign Cooperative Joint Ventures

LEGAL FRAMEWORK

Each of the various joint venture entities through which the Company carries or may carry out business in China has been or will be formed under the laws of China as a sino-foreign CJV enterprise and is or will be a legal person with limited liability. All joint ventures entered into, or to be entered into, by the company must be approved by both the Ministry of Commerce ("MOC") and the State Development and Reform Commission ("SDRC") in Beijing or their provincial bureaus.

The establishment and activities of each of the Company's joint venture entities are governed by the Law of the PRC on Sino-Foreign Cooperative Joint Ventures and the regulations promulgated there under (the "China Joint Venture Law"). As with all sino-foreign CJV enterprises, the Company's joint venture enterprises will be subject to an extensive and reasonably well-developed body of statutory law relating to matters such as establishment and formation, distribution of revenues, taxation, accounting, foreign exchange and labour management. On January 1, 1997, an amendment to the Mineral Resources Law of China became effective. Among other things, the amended law deals with foreign ownership of Chinese mines and mineral rights, and allows, under some circumstances, the transfer of exploration rights and mining rights.

Pursuant to this law, new regulations were made effective on February 12, 1998. MOLAR administers a new computerized central mineral title registry established in Beijing which has streamlined the application for exploration and mining permits.

A joint venture contract sets out the entire agreement among the parties and contemplates the establishment of a "Chinese Legal Person," a separate legal entity. Before a joint venture can be created, an assessment or feasibility study of the proposed joint venture must be prepared and approved by the SDRC or its provincial bureau, which will consider whether the proposed project broadly conforms to the economic policy issued by the government and any prescribed regulations.

Upon receiving SDRC approval in principle, the parties then negotiate and prepare a joint venture contract and submit it to the MOC, or its provincial bureaus, which approves the specific terms of all joint venture contracts between Chinese and foreign parties. Within one month after the receipt of a certificate of approval from MOC, a joint venture must register with the State Administration of Industry and Commerce (the "SAIC"). Upon registration of the joint venture, a business license is issued to the joint venture. The joint venture is officially established on the date on which its business license is issued. Following the receipt of its business license, the joint venture applies to the MOLAR to approve and grant to the joint venture its exploration permits and/or mining licenses.

GOVERNANCE AND OPERATIONS

Governance and operations of a sino-foreign CJV enterprise are governed by the a Chinese Joint Venture Law, the parties' joint venture agreement and by the articles of association of each joint venture entity. Pursuant to relevant Chinese laws, certain major actions of the joint venture entity require unanimous approval by all of the directors present at the meeting called to decide upon actions, such as amendments to the joint venture agreement and the articles of association; increase in, or assignment of, the registered capital of the joint venture; a merger of the joint venture with another entity; or the termination and dissolution of the joint venture enterprise.

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

ASSIGNMENT OF INTEREST

Under the China Joint Venture Law, any assignment of an interest in a joint venture entity must be approved by the relevant governmental authorities. The China Joint Venture Law also provides for pre-emptive rights and consent of the other party for proposed assignments by one party to a third party.

LIQUIDATION

Under the China Joint Venture Law, the joint venture entity may be liquidated in certain limited circumstances including the expiry of its term or any term of extension, inability to continue operations due to severe losses, failure of a party to honour its obligations under the joint venture agreement and articles of association in such a manner as to impair the operations of Chinese governmental entities and force majeure.

RESOLUTION OF DISPUTES

In the event of a dispute between the parties, attempts will be made to resolve the dispute through consultation. This is the practice in China and the Company believes that its relationship with Chinese governmental entities is such that it will be able to maintain a good working relationship with respect to the operations of its joint venture enterprises. In the absence of a friendly resolution of any dispute, the parties may agree that the matter will be settled by an arbitration institute. The parties may jointly select an arbitration institute to resolve disputes in the joint venture contract if it has been stated in the joint venture contract or when the dispute is raised. Awards of the arbitration institute are enforceable in accordance with the laws of China by Chinese courts. In the absence of a valid arbitration agreement, both parties or either party may decide to resort to Chinese courts to resolve disputes between them over the terms of the joint venture contract.

EXPROPRIATION

The China Joint Venture Law also provides that China generally will not nationalize and requisition enterprises with foreign investment. However, in special circumstances where demanded by social public interest, enterprises with foreign investment may be requisitioned by legal procedures, and appropriate compensation [as determined by the state] will be paid.

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

INTERCORPORATE RELATIONSHIPS
MINCO GOLD CORPORATION
(formerly “Minco Mining & Metals Corporation”)

Minco Gold Corporation (British Columbia)
22.15%
Trust Agreement on Fuwan Silver Project
Minco Silver Corporation (British Columbia)
100%
Minco Mining (China) Co. Ltd (China)
51%
Guangzhou Mingzhong Mining Co. Ltd (China)
90%
Foshan Minco Fuwan Mining Co. Ltd. (China)
100
Yuan Ling Minco Mining Co. Ltd (China)
100
Longnan Projects
100%
Gold Mineralization on ChangKeng Property
100%
Silver Mineralization on Changkeng Property
100%
Fuwan Silver Projects
100%
Gold Bull Mountain Project

The chart above shows that Guangzhou Mingzhong Mining Co. Ltd. ("Mingzhong") owns 100% of the silver mineralization on the Changkeng Property.  The Company assigned its 51% interest in the Silver Mineralization to Foshan Minco.  The remaining 49% interest in the silver mineralization on the Changkeng property remains with the other minority shareholders of Mingzhong.

Minco Silver is a publically traded company listed on the TSX under the symbol "MSV", and is a related party to the Company through common management.  The Company also owns approximately 22.15% of the common shares of Minco Silver.  Foshan Minco, a subsidiary of Minco China and the Company, is beneficially owned by Minco Silver pursuant to a confirmation agreement between Minco Silver, Minco Gold and Minco China dated August 24, 2006 (the "Confirmation Agreement").  Pursuant to the Confirmation Agreement, Minco Gold and Minco China agreed hold all licenses, permits and other assets held by Minco China in respect of the Fuwan Project and all licenses, permits and other assets acquired subsequent to the date of the Confirmation Agreement in trust for Minco Silver.  Foshan Minco is consolidated into Minco Silver for accounting purposes.

The legal structure described above, reflects restrictions under Chinese law for foreign companies to invest in registered Chinese entities. Funding from Minco Silver to Foshan Minco must pass through Minco China. Minco China is a wholly foreign owned entity ("WFOE") for the purposes of Chinese law and is the parent company of Foshan Minco under Chinese law.  This transaction flow will be necessary until such time as Foshan Minco becomes Minco Silver's legal subsidiary in China when Minco Silver incorporates a WFOE to allow it to pass funds directly to Foshan Minco.  As Foshan Minco is a subsidiary of Minco Silver for accounting purposes, loans or funds advanced from Minco Silver to Minco Gold or Minco China are discharged when such funds are advanced from Minco China to Foshan Minco as the funds have moved back inside the Minco Silver consolidated group.  Minco Gold and Minco China are used by Minco Silver as conduits to transfer funds to Foshan Minco, however, they have no ongoing obligation with respect to funds advanced through to Foshan Minco and are not subject to repayment obligations.

D.                    DESCRIPTION OF PROPERTIES

The following is a discussion of the properties that Minco Gold holds directly and through its subsidiaries.

I.                      CHANGKENG GOLD PROPERTY

Location

The Changkeng gold deposit is located approximately 45 km southwest of Guangzhou, the fourth largest city in China with 13 million people and the capital city of Guangdong Province. The project is adjacent to Minco Silver Corporation's Fuwan Silver Deposit and situated close to well established water, power, and transportation infrastructure.

Ownership

Guangzhou Mingzhong Mining Co., Ltd. ("Mingzhong"), a cooperative joint-venture established among Minco China, GGB, Guangdong Gold Corporation, and two private Chinese companies to jointly explore and develop the Changkeng Property, signed a purchase agreement in January 2008 to buy a 100% interest in the Changkeng Permit on the Changkeng Property from 757 Team. Total purchase price (the "Purchase Price") has been appraised to be RMB 49 million (approx. US $6.8 million). The transfer of the Changkeng Exploration Permit from 757 Exploration Team to Mingzhong was approved by MOLAR in 2009.

Minco Gold, through Minco China, owns 51% equity interest in Mingzhong. Minco China committed to a total contribution of RMB 51 million (approximately CAD $8.2 million) and the remaining, minority shareholders, committed to contributions totaling RMB 49 million (approximately CAD $7.9 million) for their 49% equity interest in Mingzhong. Of the amount of RMB 100 million (approximately CAD $16.1 million), RMB 48 million (approximately CAD $7.3 million) will be used to purchase the exploration permit from the 757 Team and the remaining funds will be used for exploration and development of the Changkeng Property.

The Geology

The Changkeng Gold Property is covered by the 1.18 km2 area over the Changkeng Permit.

The Changkeng Gold Deposit is located at the northwest margin of a triangular Upper Paleozoic fault basin, at the margin with the northeast trending Shizhou fault to the northwest, the east-west trending Dashi fault to the south and the northwest trending Xijiang fault to the northeast. Precious and base metal occurrences and deposits are known to occur predominantly along the margins of the 550 km² basin.

The major structural control at Changkeng is an upright, open syncline with its axis trending northeast. The syncline is composed of Lower Carboniferous limestone and Triassic siliciclastic rocks. A low-angle fault zone is developed along the contact between the Lower Carboniferous unit and the Upper Triassic unit. The fault zone is from several meters to tens of meters in width and is occupied by lenticular, brecciated and silicified rocks, brecciated limestone, and silicified sandy conglomerate. The fault zone may have acted as both a feeder conduit and as a host structure for the gold and silver mineralization in the area. A set of second-order faults parallel to the major fault were developed in the limestone at the footwall, and silver mineralization is known to occur in the second-order faults on the Fuwan Property to the south.

Gold was discovered at Changkeng in early 1990 by systematic follow up of stream sediment and soil geochemical anomalies identified from surveys completed by the Guangdong Provincial government. Illegal, small scale mining began in 1991 and removed most of the oxidized, near surface mineralization. Based on 13 surface trenches and 81 diamond drill holes, P&E Mining Consultants Inc. ("P&E") of Brampton, Ontario, prepared an initial NI 43-101 compliant resource estimate on the deposit in March of 2008 with a resource update in March 2009 (collectively, the "Technical Reports") The Technical Reports can be found on SEDAR and are incorporated by reference herein.  The detailed resource estimates are provided below.

The Changkeng deposit is comprised of three mineralized zones, termed the CK1, CK2 and CK3 Zones. The overall strike length of the deposit, incorporating these zones, is approximately 1200 metres in a N065° direction, with a cross-strike width of between 110 to 380 metres. The deposit outcrops on surface and the deepest zone of mineralization intersected by drilling to date is approximately 280 metres below surface. The average width of a mineralized intersection is 10.4 metres (apparent thickness).

The Changkeng Gold Deposit falls into the broad category of sediment hosted epithermal deposits. Gold mineralization occurs as lenticular bodies in the brecciated Triassic clastic rocks at the upper portion of the synform zone. The gold zone tends to pinch out toward the hinge of the syncline where it is replaced by silver mineralization at the Fuwan Silver Deposit.

Drilling Program

The Company completed a comprehensive exploration program on the Project during late 2007 to the end of 2008. The exploration program consisted of drilling of 66 diamond holes and extensive hydrological study as well as geotechnical survey. The drilling program was designed to expand the known resources through step-out drilling, as well as increase the indicated resources through in-fill drilling, with the first 22 holes mainly testing the wider spaced drill targets throughout the entire property. Drilling was conducted on an approximate 40 meter section spacing with holes on section between 20 meters to 80 meters apart.

At the completion of the 2008 drilling program, the known gold mineralization at the Changkeng Property was extended by approximately 400 meters along strike to the east-northeast; from just less than 900 meters to approximately 1200 meters in length. Mineralization was also extended down dip in localized areas along the eastern end of the known mineralization.

Resource Estimates

A resource estimate was made by P&E Mining Consultants Inc. for the Changkeng Gold Project by utilizing diamond drill data from a total of 127 drill holes and 13 surface trenches. On March 25, 2009, the Company reported an updated NI 43-101 resource estimate for the Changkeng project, including the calculations of the distinct and separate gold dominant and silver dominant zones.

The following is a summary of the updated resource calculation prepared for the Changkeng Property. The definitions of Indicated and Inferred Resources are in compliance with the CIM Definitions and Standards on Mineral Resources and Mineral Reserves, December 11, 2005.

Minco Gold has 51% ownership of the Changkeng Project which has 2 distinct and separate mineralized zones (a gold ("Au") dominant zone and a silver ("Ag") dominant zone). The gold portion of the resource estimate has been expanded and upgraded to contain indicated resources of 4.0 million tonnes @ 4.89 g/t Au for a total of 623,100 oz Au. This represents a 65% increase in gold ounces for the indicated resource category. The estimate also contains inferred resources of 4.0 million tonnes @ 3.01 g/t Au for a total of 386,800 oz Au.

March 2009 P&E Gold Dominant Portion of Resource Estimate @ 1.2 g/t AuEq Cut-Off

Classification	Tonnes	Au (g/t)	Au (oz)	Ag (g/t)	Ag (oz)	AuEq ** (g/t)	AuEq ** (oz)
Indicated	3,961,000	4.89	623,100	11.2	1,423,000	5.08	646,800
Inferred	4,001,000	3.01	386,800	9.5	1,218,000	3.16	407,000

**The AuEq grade was calculated from Au US$800/oz and Ag US$14/oz with respective recoveries of 95% and 90%. The calculated Au:Ag ratio was 60:1 Pb and Zn values were too low to be of economic interest for resource reporting purposes.

1.
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The Changkeng Project also contains a portion of a second distinct deposit which is silver dominant. Minco Gold assigned its 51% ownership in these resources to Minco Silver Corporation pursuant to the assignment agreement dated August 20, 2004. The deposit contains indicated resources of 5.6 million tonnes @ 170 g/t Ag for a total of 30,708,000 oz Ag and inferred resources of 1.1 million tonnes @ 220 g/t Ag for a total of 7,517,000 oz Ag. This represents a 70% increase in silver ounces for the indicated resource category. The increase is due to the recent drilling which upgraded inferred resources and outlined new resources.

March 2009 P&E Silver Dominant Portion of Resource Estimate @ 35 g/t Ag Cut-Off

Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Indicated	5,622,000	170	30,708,000	0.33	0.35	1.02
Inferred	1,063,000	220	7,517,000	0.24	0.61	1.36

1.
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The resource estimate prepared on the Changkeng Deposit also includes minor amounts of lead (Pb) and zinc (Zn).

The most recent site visit was made to the Changkeng Property on January 9, 2009. Independent verification samples of the current drill core were taken at that time.

Future Plan

Minco Gold plans to complete the necessary permitting requirements, the national exploration report, further metallurgical studies for the Changkeng Gold Property.

II.Longnan Properties (Yangshan, Yejiaba And Xicheng Projects)

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 12 exploration permits in the Longnan region of south Gansu Province, China. Five of the permits are located in the Tangshan belt situated east and north of the Anba deposit and the four Yejiaba exploration permits are located on a regional structural belt parallel to the Yangshan gold belt.  Three permits are located in a geological terrain immediately north of the Yangshan belt on the Xicheng Pb – Zn belt and are referred to as the Xicheng East permits.  All 12 exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar that at Anba and other gold and base metal deposits in the region.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Longnan projects are located at the southern part of Gansu province, 30km north-east from Longnan (Wudu) city and 250km south-west from the nearest rail way station and the airport in Tienshui city. The area is connected with the provincial center Lanzhou and major cities with paved roads, A new highway and a railway are under construction to connect Longnan city with Chengdu and Lanzhou. The construction is to be completed in 2014. The project area lies in the transition area of China's steppes with the Southern Gansu Plateau in the west, Sichuan Basin in the south, Qinling Mountains and Hanzhong Basin in the east, as well as the Loess Plateau in the north. The terrain is higher in the northwest and lower in the southeast. High peneplenized mountains and deep valleys interweave with hills and basins. Elevations vary from 1900m to 2600m above the sea level. Longnan area has a temperate, monsoon-influenced semi-arid climate with chilly winters and hot, moderately humid summers. Due to the protected valley location and the southerly location within the province, the area is one of the warmest in Gansu, with annual temperatures ranging from 10 to 15 °C (50 to 59 °F). The annual precipitation is 400 to 1000 mm, while there are between 160 to 280 frost free days and the annual mean sunshine total is 1,850 sunlight hours. Rainfall tends to be greatest during the summer.
The population of Longnan district is 540,000 (estimated in 2004). The area surrounding the Yejiaba Project is sparsely populated by people in small scattered villages. Labor is available locally. The area is rich with building materials.

Yejiaba Project

Project Description and Location

The Yejiaba Sub-project Area (the "Yejiaba Project") consists of four exploration permits.  Initially 14 multi-element anomalies in stream sediment samples have been delineated in the Yejiaba project area, a belt parallel to and north of the Yangshan Project.  The largest composite anomaly, the Madigou anomaly, is 23 km2 in area and characterized by coincident Au, Ag, As, and Sb values.  Subsequent follow-up for selected stream sediment anomalies was conducted with detailed soil sampling. Peak values in soil anomalies are more than 100 ppb for gold and from 1,000 to 14,000 ppb for silver.

History

The area comprising the Longnan properties was staked by the Company.  To its knowledge, no exploration work was previously undertaken on the property.

Exploration

Several zones of multi-metal mineralization were discovered in the Shajinba area during the 2009 exploration program which highlighted a +10 km hydrothermally altered structural zone along the regional unconformity.  The width of the mineralized zone varies from 5 to 25 m. In the southwest portion of the structural trend poly-metallic (iron – silver – lead - zinc) mineralization is located in the hanging wall while the gold mineralization is located in the footwall in the northeast portion of the structural trend.

In the Shajinba area, a large poly-metallic mineralized zone 5 to 25 m in width in a regional unconformity ywas identified during the 2009 exploration program which consisted of traversing and trenching.  The regional unconformity divides massive hanging wall limestone from the heavily folded thin-bedded footwall limestone which are intruded by highly altered dykes.  This type of mineralization can contain of high contents of iron, silver, lead and zinc.  Further geological mapping, soil geochemical, ground magnetic and IP surveys of the area have been completed.  The geochemical soil sampling highlighted numerous gold anomalies over an area of 700 metres long by 100 metres wide. The anomalies are open along strike to the east.  Trenching in the area revealed a 5 metre wide zone of silicification with arsenopyrite, galena and stibnite. Mineralization is controlled by a regional thrust fault zone dividing phyllite in the foot wall and conglomerate in the hanging wall.

As a part of the 2010 exploration program, Minco completed ground magnetic and induced polarization (IP) surveys at the Yejiaba property to test previously discovered zones of silver and gold mineralization. The ground magnetic survey covers area of 10.8 sq.km where 73.95 lin.km of magnetic measurements were completed at 10.0 spacing. IP surveys only covered the central area of the Shajinba target area with known mineralization and corresponding geochemical anomalies. Maximum depth of investigation was approximately 550 metres. The result was the successful mapping of the regional thrust fault which is the main control to known gold mineralization in the area. The fault is very distinctive in both resistivity and IP methods and it was tracked for 1200 metres along strike and 500 metres down dip. The geophysical survey results have been successful in targeting  possibilesignificant gold mineralization at the Yejiaba property and will be used in the designing of a drilling program.

Mineralization

Major semi-regional geochemical anomalies delineated in 2005 were followed up with traverse line investigation, soil sampling, and sketch mapping in 2006 and 2007.  Further detailed trenching and test drilling were conducted over significant soil gold anomalies and alteration and mineralization zones.  Significant gold, silver, antimony, lead and zinc mineralization has been discovered in all the three sub-project areas, including the following mineral occurrences:

Shajinba Poly-metallic Occurrences: Within the Yejiaba project area, detailed traversing and surface trenching identified a significant silver - iron – lead - zinc enriched poly-metallic zone with a width of 5 to 25 m.  The best continuous surface channel sample results are:  4.24 g/t Ag, 5.09 % Pb, 0.65 % Zn, 29.5 % Fe over 11.0 m; 102.8 g/t Ag, 0.15 % Pb, 0.17 % Zn, 26.1 % Fe over 8.0 m; 117.9 g/t Ag and 31.5 % Fe over 3.0 m; 100.2 g/t Ag, 1.25 % Pb and 46.6 % Fe over 5.0 m; and 61.5% Fe over 2.29 m.

Shajinba Gold Occurrences: Within the Yejiaba project area, detailed traversing and surface trenching identified significant gold associated with regional structural trends. The best channel sample results to date are:  5.56 g/t Au over 4.7 m; 1.63 g/t Au over 2.0 m; 3.56 g/t Au over 4.3 m; and 1.18 g/t Au over 3.0 m.

Baimashi Gold Occurrences: High-grade occurrences of gold and antimony were discovered 3km west from the Shajina occurrences in the same structural trend and lithological package. The best channel sampling results averaged:  11.82 g/t Au over 3.5m; 3.62 g/t Au over 6.4m; and 4.41 g/t Au over 2.0 m.

Sampling and Security of Samples

In 2009, channel sampling was undertaken on sections of the Shajinba area identified during the 2009 exploration program.  The regional unconformity divides massive hanging wall limestone from the heavily folded thin-bedded footwall limestone which are intruded by highly altered dykes.

The following channel sample results have been completed and were previously disclosed by the Company in a news release disseminated on March 23, 2011 entitled "Minco Gold Defines Significant Poly-Metallic Mineralization at Yejiaba Property":

		Average Grade
Sample No.	Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Fe (%)	Alteration
YJB-09-2250 to YJB-09-2252	2.3m	89.00	0.27	0.01	-	Silicification with limonite and antimonite
YJB-09-2269 to YJB-09-2279	11.0m	4.24	5.09	0.65	29.5	Silicification with hematite, pyrolusite
YJB-09-2430	1.1m	71.0	0.14	0.004	-	Silicification
YJB-09-2487 to YJB-09-2494	8.0m	102.8	0.15	0.17	26.1	Silicification with hematite, pyrolusite
YJB-09-2561 to YJB-09-2563	3.0m	117.9	0.55	0.18	31.5	Silicification with hematite, pyrolusite
YJB-09-2585 to YJB-09-2589	5.0m	100.2	1.25	0.11	46.6	Silicification with hematite, pyrolusite
YJB-09-2631 to YJB-09-2632	2.0m	169.7	1.15	0.32	41.5	Silicification with hematite, pyrolusite

In 2010, additional channel sampling from trenches returned gold values ranging from 0.12 to 5.58 g/t Au over widths from 1.7 to 10.2 m. Certain of these channel sample results were disclosed in the Company's news release disseminated on October 13, 2010 entitled Minco Gold Expands Mineralization Zones Along Regional Trend At Yejiaba Property.  The channel sample results are as follows.

Trench No.	Width (m)	Average Grade						Alteration
		Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Sb (%)	As (%)
YJB-09-04	2.0	0.38	<1	0.00	0.01	0.07	0.01	Silicification with hematite, limonite
YJB-09-04	4.0	0.62	<1	0.00	0.00	0.01	0.02	Silicification with limonite
YJB-10-04	4.0	0.12	6.0	1.30	0.45	1.60	0.13	Silicification with stibnite, galena
YJB-10-06	2.0	0.01	17.5	0.00	0.01	0.00	0.01	Quartz stringers with pyrite
YJB-10-12	3.0	0.29	7.3	0.11	0.01	0.08	0.01	Silicification with hematite
YJB-10-14	7.0	0.23	3.6	0.01	0.01	0.00	0.06	Silicification with limonite
YJB-10-14	10.2	0.27	10.1	0.05	0.01	0.00	0.08	Silicification with limonite
YJB-10-14	4.7	5.58	47.1	0.20	0.02	0.01	1.35	Silicification with limonite, arsenopyrite
YJB-10-16	4.0	0.28	1.7	0.04	0.02	0.02	0.05	Silicification with hematite
YJB-10-20	2.0	1.63	0.5	0.00	0.01	0.00	0.16	Silicification with pyrite, arsenopyrite
YJB-10-21	3.0	0.35	2.4	0.03	0.00	0.08	0.01	Silicification with hematite
YJB-10-22	2.0	0.13	36.2	0.17	0.02	0.11	0.03	Silicification with pyrite
YJB-10-23	1.7	0.36	0.6	0.00	0.01	0.01	0.02	Silicification
YJB-10-28	2.1	0.21	2.3	0.00	0.01	0.05	0.23	Silicification
YJB-10-29	4.3	3.56	7.1	0.06	0.02	0.06	0.10	Silicification with hematite, limonite
YJB-10-35	3.0	1.18	4.6	0.01	0.02	0.12	0.01	Silicification with hematite, pyrite
YJB-10-36	1.0	1.12	<0.5	0.00	0.00	0.00	0.01	Silicification with hematite, pyrite

The information summarized in the tables above is based on representative channel sampling, majority of the samples was 10cm wide, 5cm deep and 1.0m long. Length of channel samples never exceeded 1.5m. Depending on specific gravity of sampled material, weight of samples varied from 12.0kg to 20.0kg for 1.0m long samples. The sampled material is weathered to different extents: the poly-metallic mineralization with high silver and iron is hosted by limestone and is resistant against weathering, the gold mineralization is hosted by calcareous phyllite and granite dykes that were moderately weathered with loss of sulphydes 10% to 50%.  Samples were taken by experienced Company’s samplers under supervision of geologists.

Samples were prepared and assayed at SGS - CSTC Standards Technical Company, TEDA Tianjin, PRC under the supervision of an International certified assayer. Samples were analyzed with fire assay with AAS finish for gold and aqua regia with an AAS finish for other elements. Samples with high iron content were additionally analyzed with XRF method for iron. External check samples were sent to Intertek Laboratories in Beijing, PRC for additional check analysis.

2011 EXPLORATION PROGRAM

The 2011 exploration program on the Yejiaba Project was designed to further test the gold mineralization zone discovered in 2010.  It was comprised of an initial drilling program at the Shajinba gold zone and a trenching program at the Baimashi gold zone located only 3.0km away within the same structural and metallogenic trend.  The company is planning an exploration program including 3000m of drilling, 3000m of tunneling and surface exploration in 2012.

Highlights of the 2011 exploration program, which were disseminated in a news release by the company on March 30, 2012 entitled "Minco Gold Expands Mineralization at Shajinba and Baimashi Gold Zones, Yejiaba Property", include:

A.	Shajinba Zone

DRILLING:

Drilling totaled 2,829.02 metres, covering an area of 1000m by 400m. Drill hole spacing ranged from 250m to 400m, depths ranged from 288.03m to 501.4m, targeting two zones trenched in 2009 and 2010: targeted zones were gold mineralized, coinciding with surface trace of a thrust fault, gold-in-soil anomaly, and a poly-metallic mineralized zone. Drill results returned lower gold values than surface trenching, but provided verification of the structural interpretation based on surface work and geophysical surveys and discovery of several significant mineralized intersections at depth.

Drill hole SJB-003A: in an area with no surfical signs of mineralization, due to conglomerate cover, intersected a wide fault zone comprised of black carbonaceous phyllite and tectonic gouge with numerous dykes of porphyry granite to quartz diorite, a portion of which averaged 0.13g/t Au over 43.56 metres. Additional drilling in the vicinity may lead to a wide ore-grade zone of mineralization.

Drill hole SJB-005: within poly-metallic mineralization, intersected a pure hematite vein in massive limestone. Iron content averaged 61.5% over 2.29 m. The vein was traced on surface for 200 metres at similar grade and width. The drill intersection doubles its strike extension to 400 metres. The vein is open down-dip and along strike to the East.

The following table provides more details on results of drilling completed at the Shajinba Zone in 2011.

Hole-ID	Location, Azimuth And Dip	Down hole Depth, m		Width, M	Average Grade			Alteration
		From	To		Au, g/t	Ag, g/t	Fe, %
SJB-001	37193 18505408.00E Az163, Dip-65	No mineralized intersection			-	-	-	Brecciation in phyllitic limestone, calcareous phyllite
SJB-002	37192 18505088.00E Az171, Dip-65	No mineralized intersection			-	-	-	Brecciation in phyllitic limestone, calcareous phyllite
SJB-003A	37194 18505233.00E Az173, Dip-71.8	287.57	331.13	43.56	0.13	-	-	Granite dykes and phyllite with quartz-carbonate veinlets
SJB-004	37196 18504817.00E Az193, Dip-69	117.02	118.12	1.10	1.38	-	-	Brecciated and silicified dyke of granite
		348.7	350.7	2.0	0.40	-	-	Calcite with limonite in massive limestone
SJB-005	37197 18504954.00E Az180, Dip-65	104.96	107.25	2.29	-	-	61.50	Massive hematite in massive limestone
		293.99	294.99	1.00	0.60	-	-	Brecciated and limonitized dyke of granite
		302.76	308.76	6.00	0.17	-	-	Thin bedded phyllitic limestone with hematite in rock matrix
SJB-006	37197 18504954.00E Az338, Dip-60	21.47	26.13	4.66	0.22	12.2	-	Quartz-carbonate veining with pyrite in brecciated granite and limestone
SJB-007	37197 18504634.00E Az183, Dip-55	118.35	119.57	1.22	0.66	-	-	Silicified dyke of granite
		125.57	126.87	1.30	0.57	-	-	Silicified dyke of granite

Induced Polarization (IP):

Continuous and distinctive IP anomalies were tested within three trenches at the Shajinba Zone. Two 80m spaced trenches returned the following results:

0.59 g/t Au over 6.6 m;
0.20 g/t Au over 6.0 m.

The IP anomaly extends for further 800 metres and remains untested.

B. Baimashi Zone

Trenching:

The Baimashi gold-antimony zone covers an area of 3km by 1 km, located 3.0 km west from the Shajinba zone. It possesses numerous occurrences of gold and antimony, clustered in four Zones, hosted in massive limestone and calcareous phyllite.  Widely spread grab samples returned gold values between 5.0 Au g/t to 50.0 Au g/t  and antimony content was up to 15.0%. Mineralized intersections in the trenches were sampled with 5cm deep by 10cm wide and generally 1m long channel samples.

Zone 1 Significant Values:

3.62 g/t Au over 6.4 m;
4.41 g/t Au over 2.0 m;
2.26 g/t Au over 1.2 m, and
0.53 g/t Au over 6.0 m.

The zone extends for 500 metres and has been tested with six trenches.

Zone 2 Significant Values:

11.82 g/t Au over 3.5 m.

The zone is 1.0km long and was tested with 12 trenches but gold content in trenches is generally less than 1.0 g/t Au.

The Company has commissioned a NI 43-101 compliant technical report on the Yejiaba Project.

Yangshan Project Area

The Yangshan sub-project Area (the "Yangshan Project") consists of five exploration permits.  The geochemical data in the Company’s stream sediment sampling program at the northeast extension of the Anba gold deposit outlines 20 composite anomalies of Au, As, Sb or Ag which have been delineated in the survey area.  The gold anomalies coincide with strong As and Sb values located in a Devonian clastic rock unit closely associated with a regional arcuate fault structure.  The structural and geological setting and geochemical features of these anomalies are comparable to those of the known areas of gold mineralization along the Yangshan gold trend.  The geochemical anomalies and structural interpretations provided a base or starting point for follow-up exploration over the years. The Yangshan Project is 267.3km2.

History

The area comprising the Longnan properties was staked by the Company.  To its knowledge, no exploration work has been undertaken on the property.

Exploration

In 2009, the Company commenced a traversing and trenching program in the Jiangjiashan-Henjiawan and Oujiaba-Dianziping blocks at the Yangshan Project. The amount of work completed is as follows: traversing – 167.0 km, trenching – 971.9 lineal m, channel sampling – 387 samples, chip sampling – 253 samples, grab sampling – 428 samples.

The Company discovered a large anomalous gold zone on its 100% owned Oujiaba property, within the Yangshan gold belt. The discovery has been traced for approximately 6 kilometres and has the same host lithologies as the Anba gold deposit.

Continuous channel samples were taken in four sections along the 6 km mineralized structure. Significant results were:

•	Line 0 1.18g/t Au over 4.7 m
•	Line 400 13.2 g/t Au over 10.0 m
•	Line 496 0.33 g/t Au over 4.0 m
•	Line 60 80.60g/t Au over 1.5 m

The gold enriched, hydrothermally altered structural trend was discovered during the 2009 exploration program.  The mineralization has a width ranging from 5 to 10 m and is hosted along the contact of hanging wall limestone and heavily folded footwall phyllite which is intruded by numerous intrusive dykes.

Ground magnetic surveying, soil sampling, geological mapping and sampling have been completed at the Yangshan Project.  Priority was given to geochemical methods that tested larger areas along the Yangshan main structure zone.  3,000 geochemical samples were taken in the area in 2010. Geochemical soil, stream and rock chip sampling revealed anomalies of gold and arsenic over zones of regional faults, unconformities, shear zones and other structural features in the area. Approximately 4% of the total number of samples returned gold values greater than 0.1 g/t and 1% of gold values was greater than 1.0 g/t. The best concentrations of gold were clustered  within the central and eastern parts of the Oujiaba-Dianziping permit as well as at the south-western part of the Zoujiashan-Jiaoyanshan permit.

Mineralization

Major semi-regional geochemical anomalies delineated in 2005 were followed up with traverse line investigation, soil sampling, and sketch mapping in 2006 and 2007.  Further detailed trenching and test drilling were conducted over significant soil gold anomalies and alteration and mineralization zones.  Significant Au, As, Sb and Ag mineralization has been discovered in all the three sub-project areas, including the following mineral occurrences:

Yangshanli Gold Occurrence:  Eight structurally controlled alteration and mineralization zones have been identified with the largest and strongest composite anomalies of Au, As, Sb and Ag at the central section of the Yangshan Project.  Individual zones range from several hundred to more than 1,600 metres in length.  The average grade of gold mineralization intersected in trenches is from 0.3 to 1.03g/t and width of mineralization zones varies from 4 to 13.4 metres.  Significant channel sample intersections include 1.02g/t Au over 7m, 0.79g/t Au over 10.3m, and 0.5g/t Au over 10.9m.

Yuezhao Gold Occurrence: A gold zone has been identified on the Yuezhao area located at the east end of the Yangshan Project. Gold mineralization occurs in the Devonian dark-grey carbonaceous phyllite and the strata-bound gold zone can be traced over 1,000 m at surface. Continuous channel sampling across the mineralization zone revealed an average gold grade of 2.17g/t gold over 11 metres.

Oujiaba Permit Occurrences: A new gold enriched structural trend was discovered on the Oujiaba permit within the Yangshan Project and was identified intermittently over a strike length of approximately 6 km with significant gold mineralization being intersected in surface trenches in four areas.  The best continuous channel samples results are:  1.18g/t Au over 4.7 m; 13.2 g/t Au over 10.0 m; 0.33 g/t Au over 4.0 m; and 0.60g/t Au over 1.5 m.

Xicheng Project Area

The Xicheng sub-project Area (the "Xicheng Project") is located at the east extension of the Xicheng Pb-Zn metallogenic belt northeast of Yejiana and consists of three exploration permits. Eleven multi-element anomalies have been delineated in the project area. The largest anomaly is about 16 square km in area and consists of coincident Au, Ag, Pb and Zn values.

Since 2009, verification soil sampling and trenching have been conducted in the Caopingshan zone of the Chengjiashan-Heiwanliang block. The work completed includes: trenching – 97.0 lin.m; channel sampling – 35 samples; chip sampling – 55 samples; grab sampling – 92 samples; and soil sampling – 90 samples.

In 2009, verification of soil gold anomalies in Caopingshan area by trenching  resulted in discovery of argillization and silicification zones in metasandstone.  The width of these zones is from 1 to 5m, strike 315 to 330 degrees, dip 65 degrees.  Intensity of alteration is weak, pyrite and rare galena disseminations have been observed in altered rocks.  The most significant concentrations were discovered in the trench TC1-1 on the soil sampling line XIV, where continuous trench samples returned 0.43 g/t Au over 4.0 m.  The assays received for trenching samples in the Caopingshan area confirm that soil anomalies correspond with elevated gold concentrations in bedrock.  Nine trenches in total were completed in the vicinity of trench TC1-1, one of which intersected a zone of weak silicification with disseminations of fine arsenopyrite.  The average gold content in these trenches was 0.33 g/t Au over 2.3 m. Due to disappointing results, no further exploration work has been conducted or is planned in this area, and the Company is considering divesting these permits.

III. TUGURIGE GOLD PROJECT

Minco China, entered into a Joint Venture Agreement in December 2010 (the “JV Agreement”) with the 208 Exploration Team (the “208 Team”), a subsidiary of China National Nuclear Corporation (the “CNNC”), to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China. Under the terms of the JV Agreement, the 208 Team will set up a new entity (the "JV Co") and transfer its 100% interest in the Tugurige Gold Project into the JV Co, Minco China has the right to contribute a total of RMB 250 million (approximately $37 million) (the “Earn-In Amount”) to earn a 51% equity interest in the JV Co, with RMB 180 million (approximately $27 million) to be contributed upon conclusion of the JV agreement. The Earn-In Amount is subject to an independent evaluation of the value of the Tugurige Project.

To secure the project, Minco China provided RMB 60 million (approximately $9 million) in the form of a secured short-term loan to the Tugurige Gold Mine as at December 31, 2010. The loan was repaid on March 25, 2011 in full with interest.

As of the date of this Annual Report, the 208 Team has not complied with certain of its obligations under the JV agreement, including its obligation to set up a new entity (the “JV Co”) and the transfer of its 100% interest in the Tugurige Gold Project to the JV Co. The Company is proactively engaged in resolving this dispute with the 208 Team. As a result, the Company has not commenced the commissioning of a NI 43 -101 compliance resource estimate on the property.

On March 14, 2012, Minco China engaged an external law firm in China to resolve the dispute with the 208 Team in terms of the JV Agreement compliance. The ultimate outcome is uncertain.

IV.    JINNIUSHAN GOLD PROJECT
         (Gold Bull Mountain Project)

On November 14, 2006 the Company announced that its wholly-owned subsidiary, Minco China had acquired a mining license on the Jinniushan Gold Mine (Gold Bull Mountain), covering 0.18 km2, and an exploration permit (16.68 km2), covering the strike extension of the Jinniushan Gold Mine.  Total consideration for the acquisition of the mining license and the exploration permit was approximately US$1 million.  Minco China incorporated a local operation wholly owned subsidiary, Yuanling Minco Co., Ltd in Hunan and the Gold Bull Mountain mining licenses were transferred to Yuanling Minco.

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

The Company commissioned the preparation of a NI 43-101 report on the Jinniushan Gold Project which is incorporated by reference herein. The technical report dated December 28, 2006 was prepared by Peter G. Folk, P. Eng., of 280 Wood Dale Drive, Comp. 47, Site 21, Mayne Island, B.C., Canada, V0N 2J2 and filed on SEDAR on January 3, 2007.

During the period of 2007 to 2008, the Company conducted a systematice exploration programs on the project, including :regional geological mapping, trenching,  and sampling over the area surounding the the GBM Mining License area; a drilling program at strike and the down dip extention of the know gold zones at the GBM Mining License area; an extensive underground tunneling program to follow the known gold zones at the GBM mine area, and a pilot production to test the recovery of gold. Total completed exploration work included 3,987.5m drilling, 1,745.2m tunneling, 17km2 sketch mapping, 3,964.5m artisan adit investigation, and 3.64km2 geochemical soil sampling.  It is confirmed that the mineralization zone at GBM is highly uncontinuous along strike and dip directions and grade of gold is extremely unevenly distributed in mineralization zones because of significant nugget effect.

In the process of managing and prioritizing cash flow needs, the Company made the decision to cease exploration program at GBM in June 2008.  As of the date of this Annual Report, the property has not been sold and this project is treated as a non-material project by the Company.

ITEM 5                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis of the operating results and the financial position of the Company for the financial years ended December 31, 2011 and 2010 should be read in conjunction with the consolidated financial statements and the related notes.

A.                          OPERATING RESULTS

General

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2011 and 2010.  Since the signing of the Company’s first co-operative agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious  metals properties in China.

Results of Operations (IFRS)

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

EXPLORATION COSTS

Exploration costs for the year ended December 31, 2011 were $1.96 million compared to $1.46 million in the comparative period in 2010. The increase was due to the increased exploration activities on the Longnan project. There were no exploration activities on the Changkeng project and Gold Bull Mountain project except for the maintenance of the exploration permits.

For the year 2011, exploration costs totaled $1,963,874 compared to $1,467,641 in 2010.

Year ended December 31,	2011 IFRS	2010 IFRS
	$	$
Gansu - Longnan	1,870,486	1,330,745
Guangdong - Changkeng	66,522	135,727
Hunan - Gold Bull Mountain	26,866	1,169
Total	1,963,874	1,467,641

For the year ended December 31, 2011 and 2010

Net income for the year ended December 31, 2011 was $0.86 million (income of $0.02 per share) compared to a net loss of $0.45 million (loss of $0.01 per share) in the year of 2010. The following is a summary and discussion on significant components of income and expenses recorded during the year compared to the prior year.

ADMINISTRATIVE EXPENSES

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. For the year ended December 31, 2011, the Company incurred a total of $4.4 million (2010 - $2.3 million) in administrative expenses.  Significant changes in expenses are as follows:

•
In the year ended 2011, the Company granted 2.4 million stock options to its consultants and employees at a weighted average exercise price of $2.18 per share. The Company recorded share-based compensation expense of $2.3 million for the year ended December 31, 2011 compared to $0.4 million for the prior year in 2010.

•
Accounting and auditing fees for the year ended December 31, 2011 were $0.2 million (2010 - $0.1 million). The increase was due to the Company engaging its external auditor to review its interim condensed consolidated financial statements prepared in compliance with IFRS.

•
The Company incurred investor relations expense of $0.5 million for the year ended December 31, 2011 (2010 - $0.3 million). The increase is mainly due to the increase of investor activities including increased attendance at events in 2011. Also, due to the close relationship between the Company and Minco Silver, when Minco Silver is busy with an event like its 2011 bought deal, it drives a higher level of interest in the affairs of the Company. The Company generally tries to capitalize on the interest being generated in its operations by Minco Silver and times its investor relations activities accordingly.

•
Legal, regulatory and filing fees were $0.2 million for the year ended December 31, 2011 (2010- $0.09 million).  The increase was mainly due to the Company’s decision to engage external legal counsel to assist with regulatory compliance.

•	Property investigation expense was $0.1 million for the year ended December 31, 2011 (2010 - $0.2 million). In 2011, the Company focused on its Gansu Longnan properties.

To date the Company has been in the exploration stage and has not earned revenue from operations. Income earned has been interest income, rental income and sundry income.

Finance and other income (expense)

In the year ended December 31, 2011, the net amount of finance expense (income) and other expenses was $0.1 million compared to the net amount of finance expense (income) and other expenses of $0.03 million in the same period of 2010. The increase in finance expenses, net of finance income, is mainly due to the timing of the repayment of the funds borrowed and loaned by the Company. While the funds of RMB 60 million loaned by the Company to Tugurige Gold Mine were repaid on March 25, 2011 in full with 8% interest per annum . The funds of RMB 50 million borrowed by the Company from Zhongjia to finance Tugurige Gold Mine were repaid in June 2011 in full with 10 % interest per annum.

Cash and short-term investment

As at December 31, 2011, cash and cash equivalents consisted of short term deposits with a maturity term of seven days that can be renewed automatically. The yields on the short term deposits are 1.5%

As at December 31, 2011, short-term investments, which consisted of cashable guaranteed investment certificates with terms of greater than ninety days but not greater than one year, totaled $Nil (December 31, 2010 – $0.3 million).

MARKETABLE SECURITIES

As at December 31, 2011, the company held 420,000 common shares (2010 – 420,000 common shares) of Nanika Resources Inc.  The market value of the shares was $0.01 million (2010 - $0.03 million).

SUMMARY OF QUARTERLY RESULTS (IFRS)

The following table summarizes selected financial information of the eight most recently completed quarters derived from the unaudited interim financial statements and audited financial statements.

	2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Exploration costs	547,559	776,242	356,227	283,846	577,505	309,488	367,527	213,121
Administrative expenses	717,642	870,625	1,406,807	1,333,890	662,423	590,795	609,001	457,538
Foreign exchange loss (gain)	3,356	(18,284)	(22,910)	20,689	(28,158)	(138,708)	2,031	52,934
Operating loss	(1,268,557)	(1,628,583)	(1,740,124)	(1,638,425)	(1,211,770)	(761,575)	(978,559)	(723,593)
Unrealized gain (loss)on marketable securities	(2,100)	(2,100)	(4,200)	(6,300)	-	8,400	(10,500)	(8,400)
Finance and other income (loss)	23,829	153,194	(254,301)	(36,496)	14,598	3,226	3,578	7,096
Loss for the period before gain (loss) from equity investment and dilution gain	(1,246,828)	(1,477,489)	(1,998,625)	(1,681,221)	(1,197,172)	(749,949)	(985,481)	(724,897)
Dilution gain	31,000	2,000	199,000	8,478,000	1,891,000	193,000	739,000	22,000
Share of gain (loss) from equity investment in Minco Silver	(342,432)	52,355	(476,160)	(677,154)	(498,254)	(467,577)	184,040	(464,359)
Income (loss) from continuing operations	(1,558,260)	(1,423,134)	(2,275,785)	6,119,625	195,574	(1,024,526)	(62,441)	(1,167,256)
Income (loss) from discontinued operations	-	-	-	-	-	(110,606)	1,712,164	5,743
Net income (loss) for the period	(1,558,260)	(1,423,134)	(2,275,785)	6,119,625	195,574	(1,135,132)	1,649,723	(1,161,513)
Other comprehensive income (loss)	(36,643)	368,026	116,834	(128,840)	(151,983)	38,772	281,589	(231,630)
Comprehensive income (loss ) for the period	(1,594,903)	(1,055,108)	(2,158,951)	5,990,785	43,591	(1,096,360)	1,931,312	(1,393,143)
Basic and diluted income (loss) per share	(0.03)	(0.03)	(0.05)	0.12	0.00	(0.02)	0.03	(0.03)
Weighted average number of shares outstanding	50,341,041	50,318,498	50,268,972	49,980,910	48,967,175	48,436,115	48,436,115	43,321,430

FOREIGN CURRENCY TRANSLATION

(i) Functional and presentation currency

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of Minco Gold is the Canadian dollar.

The functional currency of the Company’s Chinese subsidiaries is Renminbi (“RMB”).

The financial statements of the Company’s Chinese subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

●	Assets and liabilities – at the closing rate at the date of the statement of financial position
●	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency of an entity using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income (loss)

INFLATION

The Company does not believe that inflation will have a materially adverse effect on its financial condition.  However, no assurance can be given that the Company will not experience a substantial increase in inflation.

EXPLORATION AND EVALUATION COSTS

Exploration and evaluation costs include costs to acquire the rights to explore, geological studies, exploratory drilling and sampling and directly attributable administrative costs.

Exploration and evaluation costs relating to non-specific projects or properties or those incurred before the Company has obtained legal rights to explore an area are expensed in the period incurred. In addition, exploration and evaluation costs, other than direct acquisition costs, are expensed before a mineral resource is identified as having economic potential.

Exploration and evaluation costs are capitalized as mineral interests when a mineral resource is identified as having economic potential on a property. A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

i) There is a probable future benefit that will contribute to future cash inflows;

ii) The Company can obtain the benefit and control access to it;

iii) The transaction or event giving rise to the benefit has already occurred.

Once the technical feasibility and commercial viability of the extraction of resources from a particular mineral property has been determined, mineral interests are reclassified to mine properties within property, plant and equipment and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs relating to any producing mineral interests would be amortized on a unit of production basis over the estimated ore reserves. Costs incurred after the property is placed into production that increase production volume or extend the life of a mine are capitalized.

Proceeds from the sale of properties or cash proceeds received from option payments are recorded as a reduction of the related mineral interest.

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

SHARE-BASED PAYMENTS

The Company grants stock options to directors, officers, employees and service providers. Each tranche in an award is considered a separate award with its own vesting period. The Company applies the fair-value method of accounting for share-based payments and the fair value is calculated using the Black-Scholes option pricing model.

Share-based payments for employees and others providing similar services are determined based on the grant date fair value. Share based payments for non-employees is determined based on the fair value of the goods/services received or option granted measured at the date on which the Company obtains such goods/services.

Compensation expense is recognized over each tranche’s vesting period, in earnings or capitalized as appropriate, based on the number of awards expected to vest. If stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company’s other significant accounting policies are described in the notes to the audited financial statements for the year ended December 31, 2011.

SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

The Company’s significant accounting policies are described in the note 3 to the audited financial statements of 2011.

B.                          LIQUIDITY AND CAPITAL RESOURCES

The Company does not generate revenues from operations. In the long-term, the Company relies on equity financing for its working capital requirements to fund its exploration, investment, permitting and administrative activities. The Company depends on a combination of its current on and resources; its ability to raise capital, its ability to work with its minority partners and other joint venture partners; and its ability to manage the timing of exploration expenses, to complete its exploration business plan and support the basic operations expenses for the next 12 months.

At December 31, 2011, the Company had a cash and cash equivalents balance of $6.7 million (December 31, 2010 - $6.0 million).

All of the cash denominated in RMB is maintained in China where the remittance of funds to jurisdictions outside China may be subject to government rules and regulations on foreign currency controls.  Such remittance may require approval by the relevant government authorities or designated banks in China or both.

The Company plans on meeting any short-term cash requirements through funds advanced from Minco Silver. In addition, the Company could raise funds through the sale of its equity investment in Minco Silver.  The market for these instruments is liquid and the Company does not foresee a loss of capital due to liquidity risk.

The Company’s marketable securities are comprised of publicly-traded shares. The market for these instruments is liquid and the Company does not foresee loss of capital due to liquidity risk.

CASH FLOW

Operating Activities
The net income from continuing operations for the year ended December 31, 2011 was $0.9 million which was mainly a result of an equity loss on investment in Minco Silver of $1.4 million, a dilution gain of $8.7 million and share-based compensation of $2.0 million to arrive at cash used in operating activities of continued operations of $3.9 million compared to $1.6 million cash used in the comparative year of 2010.

Investing activities

For the year ended December 31, 2011, the Company generated cash of $9.2 million (2010 – used $7.0 million) in investing activities from continuing operations which was primarily due to the repayment of the loan made to Tugurige Gold Mine of $8.9 million.

Financing Activities

For the year ended December 31, 2011, the Company received proceeds of $0.8 million from the exercise of options and $1.6 million in advance payments from Mingzhong’s five minority shareholders.  This was offset by $7.4 million repaid to MBM to arrive at cash used in financing activities of $5.1 million compared to $9.4 million cash generated in the comparative year of 2010.

Available Resources

The Company’s cash and short-term investment balance at December 31, 2011 amounted to $6.7 million (2010 - $6.3 million).

Accounts payable and accrued liabilities

Minco China is the controlling shareholder in Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”) with a 51% interest.

Mingzhong signed an exploration permit transfer agreement with 757 Exploration Team and on January 5, 2008 Mingzhong received the Changkeng exploration permit. This exploration permit was renewed for a two-year period ending on September 10, 2013, which was granted by MOLAR in Beijing in September 2011. The value of the exploration permit was RMB 48 million (approximately $7.3 million). As at December 31, 2008, the first payment for the Changkeng Exploration Permit to 757 Exploration Team was made in an amount of RMB 19 million (approximately $2.87 million).

In order to pay the remaining RMB 29 million (approximately $4.7 million), shareholders of Mingzhong agreed to inject capital of RMB 32 million ($5.1 million). As of December 31, 2011, Minco China paid RMB 16.3 million ($2.6 million) and the five minority shareholders paid RMB 15.7 million ($2.5 million) to Mingzhong.

The Company’s share of the remaining payment for the permit is RMB 14.8 million ($2.2 million).

Two of the minority shareholders of Mingzhong are State-owned entities, which require approval from the Guangdong provincial government’s Minister of Finance for increasing their share of registered capital. The process to increase Mingzhong’s registered capital is in progress. The funds received from the five minority shareholders are classified as a current liability as at December 31, 2011, pending approval of the capital injection.

The remaining amount payable for the Changkeng Exploration Permit of $4.7 million (RMB $29 million) was also classified as a current liability as of December 31, 2011.

Investment in Minco Silver Corporation

As at December 31, 2011, the Company owns 13,000,000 common shares of Minco Silver (December 31, 2010 - 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property

On March 3, 2011, Minco Silver concluded a share offering of 7,600,000 common shares at $5.95 per share.  The Company did not participate in this offering.  As a result, its ownership interest has decreased to 22.15% (December 31, 2010 – 26.20%).  As the offering price for the Minco Silver shares significantly exceeded the carrying value of the Company’s investment in Minco Silver, the Company recorded a non-cash dilution gain in the amount of $8.7 million.

The Company’s equity accounts for its investment in Minco Silver.

Comprehensive income (loss) on the investment in Minco Silver is as follows:

Year ended December 31,	2011	2010
	$	$
Dilution gain in Minco Silver	8,710,000	2,845,000
Equity loss of Minco Silver Corporation	(1,443,391)	(1,246,150)
Accumulated translation adjustment	287,268	(69,906)
Comprehensive income from investment in Minco Silver	7,553,877	1,528,944

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	December 31, 2011	December 31, 2010
	$	$
Investment in Minco Silver Corporation on an equity basis	14,528,016	6,935,139
Market value of Minco Silver shares	25,870,000	82,550,000

REPATRIATION OF FUNDS FROM CHINA

The Company may face delays repatriating funds held in China by its subsidiaries if at any time it needs additional resources to enable it to undertake projects elsewhere in the world.  For a discussion of the restrictions on repatriation of funds held in China please see Item 3.D "Repatriation of Capital Located in China", above.

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

F.                      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

(a)           The Company has contractual commitments requiring payments in the amounts as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Long-term debt	-	-	-	-	-
Capital lease obligations	-	-	-	-	-
Changkeng permit payable	4,681,156	4,681,156	-	-	-
Operating leases (1)	473,293	140,629	332,664	-	-
Other obligations (2)	387,779	387,779	-	-	-
Total contractual obligations	861,072	528,408	332,664	-	-

G.                     SAFE HARBOR

We intend that all forward-looking statements we make will be subject to safe harbor protection of the federal securities laws pursuant to Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

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

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                     DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company as of the date of this Annual Report, with each position and office held by them in the Company, their terms of office and the period of service as such.  Each director’s term of office expires at the next annual general meeting of shareholders to be held on April 30, 2012.  At such meeting, each current director will be seeking re-election.  [The Company is not party to any arrangement or understanding with a major shareholder, customer, supplier or others, pursuant to which any person referred to below was selected as a director or member of senior management.]

Name	Present Position

Ken Z. Cai	President, CEO and Director
Robert Callander (1)(2)(3)	Director
Michael Doggett (1)(2)(3)	Director
Malcolm Clay (1)(2)(3)	Director
Ellen Wei	Interim Chief Financial Officer and Controller
Ute Koessler	Vice President Corporate Communications
Notes:
(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

The business background and principal occupations of the Company’s officers and directors are as follows:

Ken Z. Cai
President, Chief Executive Officer and Director

Dr. Cai, age 48 has served as president, chief executive officer and a director of the Company since February 29, 1996.  Dr. Cai holds a Ph.D. in mineral economics from Queen's University in Kingston, Ontario.  Dr. Cai has 25 years' experience in mineral exploration, project evaluation, corporate financing and company management. He has been the driving force behind the Company and responsible for negotiating the property agreements in China. He has a wide range of high-level contacts in the Chinese mining communities and this has allowed the Company to access data on a large number of projects throughout China.  Dr. Cai is also currently the CEO and a director of Minco Base Metals Corporation and Minco Silver Corporation.

Robert Callander
Director

Mr. Callander has been a director since August 1996.  Mr. Callander, age 67.  He holds an MBA from York University, Toronto, Ontario, Canada, as well as a CFA from the Institute for Investment Management, Charlotte, Virginia.  Mr. Callander has worked for Caldwell Securities Ltd. since 1992 and currently serves as a vice-president with that firm.  Prior to his engagement with Caldwell Securities Ltd., Mr. Callander served as a corporate finance analyst with Nesbitt Burns.

Michael Doggett
Director

Dr. Doggett, age 52 has been a director since July 2007.  Dr. Doggett is the President of HanOcci Mining Advisors, a mineral industry consulting group based in Toronto and Vancouver.  He is also an Adjunct Professor in the Department in Geological Sciences and Geological Engineering at Queen’s University.  He holds degrees in geology and mineral economics from Mount Allison University and Queen’s University.  Dr. Doggett has taught professional development seminars in exploration and project evaluation to more than 600 industry participants in a dozen countries and has carried out a range of consulting activities with mining companies, governments and international agencies.  He currently sits as a Director of Murgor Resources Inc., Pacific Link Mining Corp., Inter-Citic Minerals, Riverside Resources Inc. and Altan Nevada Minerals Ltd.

Malcolm F. Clay
Director

Mr. Clay, age 71, was appointed a Director of the Company and Chairman of the Audit Committee on November 16, 2007.  Mr. Clay is a Chartered Accountant (FCA) and was a partner of KPMG and its predecessor firms for 27 years, retiring in 2002.  As a public accountant, he served as lead audit or concurring partner for public companies listed on AMEX, NYSE and Canadian Stock Exchanges.  He was the Partner-in-Charge of the KPMG Vancouver Audit practice for ten years.  In 1997, he was elected as the non-executive Chairman of KPMG Canada.  During his career he acted as an accountant and advisor for numerous private companies and is currently the Chairman of the audit committee for four TSX Venture Exchange listed companies.    He currently sits as a Director of Versatile Systems Inc., Zongshen PEM Power Systems Inc., Powertech Uranium Corp., Hanwei Energy Services Corp., Oakmont Capital Corp. and Wolverine Minerals Corp.

Ellen Wei

Interim Chief Financial Officer and Controller
Ms. Wei, age 50, served as the Chief Financial Officer for Minco Mining (China) Ltd. from February 2005 to December 2008.  She was appointed Corporate Controller of the Company in January 2009 and appointed as Interim Chief Financial Officer on April 13, 2012.  Ms. Wei is a member of the Institute of Chartered Accountants of British Columbia and a Certified Public Accountant in Washington State.  She also holds a CPA designation in China.  Ms. Wei has more than 10 years experience working with a major Chinese auditing firm and 3 years with Ernst & Young LLP respectively before she began working for a private company as Controller.

Ute Koessler

Vice President Corporate Communications

Ms. Koessler, age 56, has worked for the Minco Mining Group since November 2006, initially as Investor Relations Co-ordinator, being promoted to V.P. Corporate Communications in July 2011. Ms. Koessler has worked in various areas of the mining industry over the past 30 years with both on site, and head office experience, with a strong focus on communications.

Directors and officers of the Company are required to file insider reports with SEDI the System for Electronic Disclosure by Insiders at www.sedi.ca and file their reports individually.  To the best of the Company’s knowledge, as at December 31, 2011, the directors and officers of the Company, as a group, held approximately as a group beneficially own, directly or indirectly, 6,187,131 common shares of the Company, representing 12.29% of the issued and outstanding common shares of the Company.

Family Relationships

There are no family relationships between any of our directors and executive officers.

B.                      COMPENSATION

Certain information about payments to the Company’s executive officers is set out in the following table:

Executive Officers

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2011 to the senior management of the Company:

Name and principal position	Year	Salary ($)	Share -based awards ($)	Option- based awards ($)(5)	Annual non-equity incentive plan compensation ($) (6)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
Ken Z. Cai Chairman and CEO(1)(2)	2011	83,333	N/A	725,968(8)	Nil	N/A	7,300	816,601
Paul Zhang Former Vice President Finance and CFO(3)(4)	2011	98,958	N/A	217,791(9)	10,000	N/A	Nil	326,749
Dwayne Melrose Former Vice President of Exploration(7)	2011	169,488	N/A	217,790(10)	Nil	N/A	4,748	392,026
Ute Koessler Vice President Corporate Communications	2011	58,113	N/A	184,576(11)	Nil	N/A	Nil	242,689

(1)	As a management director of the Corporation, Dr. Cai does not collect any director's fees relating to his role as a director.
(2)	Fees are paid to MLK Capital Corporation, a company controlled by Dr. Cai.
(3)	Mr. Zhang was hired as Vice President Finance and CFO of the Corporation on June 8, 2009.
(4)	Fees paid to 7177429 Canada Limited, a company controlled by Mr. Zhang. Mr. Zhang resigned from the Company effective April 19, 2012.
(5)	The Black Scholes valuation methodology was used to determine fair value on the date of grant.
(6)	Amounts represent bonus awarded to the NEO in respect of the financial year.
(7)	Mr. Melrose's consulting agreement was terminated by the Corporation on September 7, 2011.
(8)	Represents options to purchase up to 500,000 common shares of the Company, which are exercisable at a price of $2.14 per common share and expire on January 14, 2016.
(9)	Represents options to purchase up to 150,000 common shares of the Company, which are exercisable at a price of $2.14 per common share and expire on January 14, 2016.
(10)	Represents options to purchase up to 150,000 common shares of the Company, which are exercisable at a price of $2.14 per common share and expire on January 14, 2016.
(11)
Represents options to purchase up to 110,000 and 20,000 common shares of the Company, which are exercisable at a price of $2.14 and $1.83 respectively per common share and expire on January 14, 2016 and July 7, 2016 respectively.

Directors' Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2011 to the non-management directors of the Company:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert M. Callander	15,000	N/A	181,492(1)	Nil	N/A	Nil	196,492
Malcolm Clay	16,000	N/A	145,194(2)	Nil	N/A	Nil	161,194
Michael Doggett	14,500	N/A	145,194(3)	Nil	N/A	Nil	159,694

(1)	Represents options to purchase up to 125,000 common shares of the Company, which are exercisable at a price of $2.14 per common share and expire on January 14, 2016.
(2)	Represents options to purchase up to 100,000 common shares of the Company, which are exercisable at a price of $2.14 per common share and expire on January 14, 2016.
(3)	Represents options to purchase up to 100,000 common shares of the Company, which are exercisable at a price of $2.14 per common share and expire on January 14, 2016.

Pension Plan Benefits

As of December 31, 2011, the Company did not have any defined benefit, defined contribution or deferred compensation plans for any of its senior officers or directors.

C.	BOARD PRACTICES

Directors are elected annually at the annual general meeting of shareholders. The Company has no contract with any of its directors that provides for payment upon termination.

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

Audit Committee

The Company has an audit committee consisting of Messrs. Callander, Doggett and Clay.  The board of directors has determined that Mr. Clay is a "audit committee financial expert" and is "independent" as such terms are used in Section 303A.02 of the NYSE Listed Company Manual.

The following is the Company’s Charter of the Audit Committee.

Mandate

The primary function of the audit committee (the "Audit Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Audit Committee's primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
•	Review and appraise the performance of the Company's external auditors.
•	Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Audit Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. At least one member of the Audit Committee shall have accounting or related financial management expertise. All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Audit Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

Meetings

The Audit Committee shall meet a four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

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

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders of the Company.

(b)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(d)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Audit Committee's first scheduled meeting following such approval such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

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

D.           EMPLOYEES

The Company currently shares offices in Vancouver and Beijing and 21 employees and consultants with Minco Silver, of which 12 are located in its Vancouver office, British Columbia and the other 9 are located in Beijing, China.  In addition, the Company has 15 employees in China which are employed at the Longnan projects.

E.           SHARE OWNERSHIP

The following table sets forth, as of April 20, 2012, common stock held by the Company’s officers and directors and all outstanding options and warrants to purchase common shares of the Company.

Common Shares Owned by Officers and Directors

Name and Title	Common Shares Held	Percentage of Common Shares Outstanding at April 18, 2012	Stock Options Held
Ken Cai, President, Chief Executive Officer and Director	825,400(1)	1.64%	2,250,000
Robert Callander, Director	9,000	< 1%	320,000
Michael Doggett, Director	12,000	< 1%	500,000
Malcolm Clay, Director	30,000	< 1%	415,000
Ellen Wei, Interim Chief Financial Officer and Controller	NIL	< 1%	190,000
TOTAL	876,400	1.74%	3,675,000

Note:

(1)	5,310,731 common shares held by Pacific Canada Resources Inc., a private company, over which Dr. Cai exercises control or direction.

Stock Option Plan
The Corporation adopted the Option Plan for certain directors, employees and consultants (collectively, the "Eligible Persons") of the Corporation or any of its affiliates.  The Option Plan provides that Options may be granted to Eligible Persons on terms determined within the limitations set out in the Option Plan. The maximum number of common shares to be reserved for issuance at any one time under the Option Plan is 15% of the issued and outstanding common shares of the Corporation.  As of the date of this Annual Report, there were 6,525,667 issued and outstanding Options, representing 12.96% of the total amount issuable under the Option Plan.  Under the terms of the Option Plan, the maximum number of common shares that may be reserved for issuance to insiders of the Corporation as a group within any 12 month period shall not exceed 10% of the number of common shares then outstanding.  In addition, the aggregate number of common shares issuable to insiders under the plan and any other security based compensation arrangement of the Corporation shall not exceed 10% of the issued and outstanding common shares of the Corporation.  The exercise price for an Option granted under the Option Plan may not be less than the Market Price (as such term is defined in the Option Plan) of the Corporation's common shares on the date of the grant.  Options granted under the Option Plan are subject to vesting requirements.  One third of the Options granted vest within six months of the grant date, one third of the Options granted vest within 12 months of the grant date and the final one third of the Options granted vest within 18 months of the grant date.  Options granted under the plan may include stock appreciation rights (a "SAR").  A SAR granted under the Option Plan shall entitle the Eligible Person to elect to surrender to the Corporation an unexercised Option, or any portion thereof, and to receive from the Corporation in exchange for that number of shares having an aggregate value equal to the excess of the market value of one share over the purchase price of one share specified in such Option, multiplied by the number of shares called for by the option, or portion thereof, which is so surrendered. To date, no SARs have been issued under the Option Plan.

Options will be granted for a period which may not exceed five years from the date of grant (unless otherwise extended in accordance with the terms of the Option Plan) but will expire within 30 days of an Eligible Person ceasing to be a director, employee of or consultant to the Corporation in most circumstances.  In cases of death, Options granted shall be exercisable by the Eligible Person's heirs or legal representatives within 12 months of the Eligible Person's death. No rights under the Option Plan and no Option awarded pursuant to the provisions of the Option Plan are assignable or transferable by any Eligible Person.

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                            MAJOR SHAREHOLDERS

As of March 31, 2012, the Company believes that 4,631,107 (approximately 9.2%) of the issued and outstanding common shares were held by 40 registered shareholders with addresses in the United States.

As far as known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.  The following table sets forth, as of March 31, 2012, information with respect to (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company’s outstanding voting securities and (ii) the total amount of any class of the Company’s voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class (1)
Common shares	Ken Z. Cai	6,136,131	12.17%
Common shares	IDG-Accel China Growth Fund II L.P.	5,040,000	10%

Notes:

(1)	5,310,731 common shares held by Pacific Canada Resources Inc., a private company, over which Dr. Cai exercises control or direction.

The voting rights of our major shareholders do not differ from the voting rights of holders of our Company's common shares.

B.                             RELATED PARTY TRANSACTIONS

Year Ended December 31, 2011 (IFRS)

      Shared office expenses

a)
Minco Silver and Minco Gold  share offices and certain administrative expenses in Beijing and Minco Silver, Minco Base Metals Corporation (“MBM”) and Minco Gold share offices and certain administrative expenses in Vancouver.

At December 31, 2011, the Company has $429,114 due from Minco Silver and consisted of the following:

Amount due from Foshan Minco as at December 31, 2011 of $1,167,282, representing the expenditures incurred by Minco China on behalf of Foshan Minco and shared office expenses.

Amount due to Minco Silver as at December 31, 2011 of $738,168 representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada.

The amounts due are unsecured, non-interest bearing and payable on demand.

The above two amounts will be net settled and accordingly has been presented as a net balance on the consolidated financial statements.

b)	At December 31, 2011, the Company has $20,774 due from MBM, in relation to shared office expenses. The Company is related to MBM through one common director and common management.

The amount due is unsecured, non-interest bearing and payable on demand.

Loan with Minco Base Metals

In connection to Minco China’s loan of RMB 60 million (approximately $9 million) to the Tugurige Gold Mine, Minco Gold and MBM entered into a loan agreement whereby Minco Gold borrowed $7,561,779 million (RMB 50 million) in December 2010. On June 16, 2011, the loan was repaid in full to Zhongjia Kailong Technology Development Co. Ltd. (“Zhongjia”), the trustee of MBM.

Funding of Foshan Minco

Minco Silver cannot invest directly in Foshan Minco as Foshan Minco is legally owned by Minco China. All funding supplied by Minco Silver for exploration of the Fuwan Project must first go through Minco China via the Company to comply with the Chinese Law. In the normal course of business Minco Silver uses trust agreements when providing cash, denominated in US dollars, to Minco China via the Company for the purpose of increasing the registered capital of Foshan Minco. Minco China is a registered entity in China however it is classified as being a wholly foreign owned entity and therefore can receive foreign investment. Foshan Minco is a Chinese company with registered capital denominated in RMB and therefore can only receive domestic investment from Minco China. Increases to the registered capital of Foshan Minco must be denominated in RMB.

(a)
On June 9, 2011, Minco Silver advanced US$10 million (December 31, 2011 - $10,199,000) to the Company, the ultimate legal shareholder of Foshan Minco.  During 2011, the Company received  government approvals to increase the registered capital of its wholly owned subsidiary, Minco China.  Minco China has undertaken to exchange the US$10 million into RMB and will then invest the funds, on behalf of Minco Silver, to increase the registered capital of Foshan Minco.

In August, 2011, the Company, Minco Silver and Minco China entered into a trust agreement in which the Company and Minco China confirmed they have received the US$10 million, and Minco China is required to exchange these US fund into RMB in order to increase Foshan Minco’s registered share capital. Once all the funds are transferred from Minco China to Foshan Minco, the trust agreement is effectively settled and no repayment is expected by Minco Silver from Minco China.

As at December 31, 2011, Minco China held US$8,110,500 in trust and has undertaken the process to exchange US$1,889,500 into RMB on behalf of Minco Silver.

(b)
Prior to executing the above transfer of funds, on April 25, 2011, Minco Silver entered into a loan agreement to advance up to US$22 million to Minco China, the immediate legal shareholder of Foshan Minco. The purpose of this loan was to provide a mechanism to increase the registered capital of Foshan Minco. The loan bore interest at a rate equal to LIBOR plus 3 per cent per annum. Minco Silver advanced US$6 million ($5,860,800) to Minco China under this facility. This loan arrangement was not accepted by the State Administration of Foreign Exchange in China. Accordingly, Minco China repaid  US$6 million back to Minco Silver on August 19, 2011. The interest was waived on the understanding that Minco Silver’s subsidiary, Foshan Minco, was the beneficiary of the loan.

Key management compensation

a)
In the year ended December 31, 2011, the following compensation was paid to key management. Key management includes the Company’s directors and senior management.  This compensation is included in exploration costs, development costs and administrative expenses

	December 31, 2011

	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	48,527	391,886	440,413
Senior management	398,892	979,274	1,378,166
Total	447,419	1,371,160	1,818,579

Year Ended December 31, 2010 (IFRS)

              Shared office expenses

a)	At December 31, 2010, the Company has $839,305 due from Minco Silver and consisted of the following:

Amount due from Foshan Minco as at December 31, 2010 of $754,067, representing the expenditures incurred by Minco China on behalf of Foshan Minco and shared office expenses.

Amount due from Minco Silver as at December 31, 2010 of $85,238 representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada.

The amounts due are unsecured, non-interest bearing and payable on demand.

b)	At December 30, 2010, the Company has $77,027 due from MBM in relation to shared office expenses.

The amount due is unsecured, non-interest bearing and payable on demand.

Loan with Minco Base Metals

In connection to Minco China’s loan of RMB 60 million (approximately $9 million) to the Tugurige Gold Mine, Minco Gold and MBM entered into a loan agreement whereby Minco Gold borrowed $7,561,779 million (RMB 50 million) in December 2010. On June 16, 2011, the loan was repaid in full to Zhongjia Kailong Technology Development Co. Ltd. (“Zhongjia”), the trustee of MBM.

Key management compensation

a)
In the year ended December 31, 2010, the following compensation was paid to key management. Key management includes the Company’s directors and senior management.  This compensation is included in exploration costs, development costs and administrative expenses.

	December 31, 2010

	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	43,500	16,959	60,459
Senior management	392,938	133,052	525,990
Total	436,438	150,011	586,449

Year Ended December 31, 2009 (Canadian GAAP)

a)	At December 31, 2009, the Company has $2,109,285 due from Minco Silver in relation to expenditures on shared office expenses. The amount is unsecured, non-interest bearing and repayable on demand.

b)
At December 31, 2009, the Company has $120,576 due from MBM in relation to expenditures on the White Silver Mountain project and shared office expenses.  The amount is unsecured, non-interest bearing and repayable on demand.

c)
In the year ended December 31, 2009, the Company paid consulting fees totaling $303,082 to companies controlled by the Chief Executive Officer, Chief Financial Officer, and Vice President, Exploration of the Company.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

C.                INTEREST OF EXPERTS AND COUNSEL

NOT APPLICABLE.

ITEM 8.FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Consolidated audited financial statements for the Company for the year ended December 31, 2011 (in Canadian dollars) with comparative figures for the year ended December 31, 2010.

Consolidated audited financial statements of Minco Silver Corporation for the year ended December 31, 2011 (in Canadian dollars) with comparative figures for the year ended December 31, 2010.

Dividend policy

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

ITEM 9.THE OFFER AND LISTING

Since February 24, 1998, the Company’s common shares have been listed on the Toronto Stock Exchange.  Previously, the Company’s common shares were dual listed on the Canadian National Exchange - CDNX (formerly the Vancouver Stock Exchange and now the TSX Venture Exchange) and the Toronto Stock Exchange.  On January 29, 1999, the Company voluntary delisted its common shares from the CDNX.    The Company’s common shares were listed in the United States on the Over The Counter market (“OTC”) under the symbol MMAXF”.  On November 11, 2005 the Company received listing approval on NYSE Amex Equities (“AMEX”).  The Company began trading on the AMEX on November 22, 2005 with its trading symbol on the AMEX as “MMK”.  The following tables set forth the reported high and low prices for the five most recent fiscal years (Table A), each quarterly period for the past two fiscal years and for the first quarter of 2012 (Table B) and each month for the past six months (Table C).

Table A

High and low price for the five most recent fiscal years.

YEAR	TSX (CDN$) HIGH	TSX (CDN$) LOW	AMEX (US$) HIGH	AMEX (USD$) LOW
December 31, 2011	2.85	0.64	2.97	0.62
December 31, 2010	2.85	0.70	2.86	0.65
December 31, 2009	1.35	0.46	1.30	0.35
December 31, 2008	1.80	0.24	1.83	0.18
December 31, 2007	2.40	0.67	2.07	0.65

Table B

High and low prices for each quarterly period for the past two fiscal years ended December 31, 2011 and 2010 and the first quarter of 2012.

FISCAL PERIOD	TSX (CDN$) HIGH	TSX (CDN$) LOW	AMEX (USD$) HIGH	AMEX (USD$) LOW
Quarter Ended March 31, 2012	0.97	0.65	0.98	0.65
Quarter Ended December 31, 2011	1.32	0.64	1.28	0.62
Quarter Ended September 30, 2011	1.94	0.83	2.04	0.81
Quarter Ended June 30, 2011	2.85	1.41	2.97	1.45
Quarter Ended March 31, 2011	2.79	1.97	2.91	2.00
Quarter Ended December 31, 2010	2.85	1.15	2.86	1.11
Quarter Ended September 30, 2010	1.40	0.82	1.39	0.77
Quarter Ended June 30, 2010	1.29	0.90	1.30	0.84
Quarter Ended March 31, 2010	1.55	0.70	1.50	0.65

Table C

High and low prices for each month for the past six months.

MONTH/YEAR	TSX (CDN $) HIGH	TSX (CDN $) LOW	AMEX (USD $) HIGH	AMEX (USD $) LOW
March 2012	0.88	0.65	0.89	0.65
February 2012	0.95	0.79	0.94	0.79
January 2012	0.97	0.68	0.98	0.66
December 2011	0.93	0.64	0.92	0.62
November 2011	1.16	0.87	1.15	0.84
October 2011	1.32	0.75	1.28	0.71

ITEM 10.ADDITIONAL INFORMATION

A. Share Capital

The Company has an unlimited number of common shares authorized, without par value, of which 50,348,215 common shares were issued and outstanding as at December 31, 2011.  Each of the common shares has equal dividend, liquidation and voting rights.  Voters of the common shares are entitled to one vote per share on all matters that may be brought before them.  Holders of the common shares are entitled to receive dividends when declared by the board of directors from funds legally available for that purpose.  The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares.  The outstanding common shares are fully paid and non-assessable.  Of the Company’s common shares outstanding, none are currently held in escrow, subject to release or cancellation upon certain conditions.  The following table sets forth a history of the share capital for the Company for the last three fiscal years, and through March 31, 2012.

		Issuance	Common Share Balance
December 31, 2008	Issued and Outstanding		42,989,051
July 2009	$0.48 options exercised	8,333
May 2009	$0.83 common shares sold	16,500
October 2009	$0.46 options exercised	34,900
October 22, 2009	Private Placement	5,000,000
November 2009	$0.48 options exercised	86,666
December 2009	$0.62 options exercised	22,332
December 31, 2009	Issued and Outstanding		48,157,782
January 2010	$0.53 options exercised	91,667
February 2010	$0.59 options exercised	111,666
March 2010	$1.35 options exercised	75,000
August 2010	$0.55 options exercised	246,667
September 2010	$0.66 options exercised	5,000
November 2010	$0.89 options exercised	185,100
December 2010	$0.82 options exercised	642,000
December 31, 2010	Issued and Outstanding		49,514,882
January 2011	$1.22 options exercised	370,000
February 2011	$0.87 options exercised	163,333
March 2011	$0.66 options exercised	195,100
April 2011	$0.56 options exercised	10,700
May 2011	$0.59 options exercised	29,300
June 2011	$1.08 options exercised	30,000
August 2011	$0.66 options exercised	14,900
November 2011	$0.48 options exercised	20,000
December 31, 2011	Issued and Outstanding		50,348,215
March 31, 2012	Issued and Outstanding		50,348,215

Except for finder’s fees, all issuances noted above were for cash. No shares issuances in the period covered by the above table were subject to discounts, special terms or installment payments.

B.                      MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Articles do not contain a description of our objects and purposes.

Our Articles restrict a director's power to vote on a proposal, arrangement or contract in which the director is materially interested unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.  There is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Our authorized capital consists of an unlimited number of common shares without par value.

Holders of our common shares are entitled to vote at all meetings of shareholders, receive any dividend declared by us and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution.

Subject to the Business Corporations Act (British Columbia), the Company may by special resolution: (i) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or (ii) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles or with the provisions of the British Columbia Business Corporations Act. At each annual meeting of our company, directors are elected to hold office until the next annual meeting of shareholders.  A director appointed or elected to fill a vacancy on the board of directors holds office until the next annual general meeting of shareholders.

An annual meeting of shareholders must be held at such time in each year that is not later than fifteen months after the last preceding annual meeting and at such place as our board of directors may from time to time determine. The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition. The quorum for the transaction of business at any meeting of shareholders is two shareholders, or one of more proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder. Only persons entitled to vote, our directors and auditors and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders.

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents. See the section of this annual report on Form 20-F entitled "Exchange Controls" below for a discussion of the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Our Articles are not significantly different from the requirements of the Business Corporations Act (British Columbia), and the conditions imposed by our Articles governing changes in capital are not more stringent than what is required by the Business Corporations Act (British Columbia).

C.                   MATERIAL CONTRACTS

The only material contracts not in the ordinary course of business entered into by the Company during the most recent two financial years are:

1.	Assignment Agreement dated March 10, 2010 among the Company, Minco Silver and Minco China.

2.	Cost Sharing Agreement dated March 10, 2010 between the Company and Minco Silver.

3.	Co-operation Framework Agreement dated December 16, 2010 between Minco China, Inner Mongolia Urat Middle Banner Tugurige Gold Mine and The 208 Team of China National Nuclear Corporation.

4.
Supplementary Agreement to the Co-operation Framework Agreement dated December 24, 2010 between Minco China, Inner Mongolia Urat Middle Banner Tugurige Gold Mine and The 208 Team of China National Nuclear Corporation.

5.	Trust Agreement dated June 9, 2011 between the Company, Minco Silver Corporation and Minco China.

The preceding summary of certain material provisions of the agreements described above is not complete and is qualified in their entirety by reference to the full text of such agreements.  The above-noted agreements can be found on SEDAR (www.sedar.com).

D.                      EXCHANGE CONTROLS

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia or in our charter documents. The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal advice to any holder or prospective holder of our common shares, and no opinion or representation to any holder or prospective holder of our common shares is hereby made. Accordingly, holders and prospective holders of our common shares should consult with their own legal advisors with respect to the consequences of purchasing and owning our common shares.

The Investment Canada Act governs the direct or indirect acquisition of control of an existing Canadian business by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring "control" (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada, unless a specific exemption, as set out in the Investment Canada Act, applies. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada's cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor. In addition, the Investment Canada Act permits the Canadian government to review any investment where the responsible Minister has reasonable grounds to believe that an investment by a non-Canadian could be injurious to national security. No financial threshold applies to a national security review. The Minister may deny the investment, ask for undertakings, provide terms or conditions for the investment or, where the investment has already been made, require divestment. Review can occur before or after closing and may apply to corporate re-organizations where there is no change in ultimate control.

If an investment is reviewable under the Investment Canada Act, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment. The Minister is required to provide reasons for a decision that an investment is not of net benefit to Canada.

Certain transactions relating to our common shares will generally be exempt from the Investment Canada Act, subject to the Minister's prerogative to conduct a national security review, including:

(a)	the acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

(b)
the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and

(c)
the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through ownership of our common shares, remains unchanged.

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

Pursuant to the Tax Act, a US Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the US Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U. S. Holder nor persons with whom the US Holder did not deal at arm's length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

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

Passive Foreign Investment Companies

We believe we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2011. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

H.  DOCUMENTS ON DISPLAY

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F St. NE, Washington, D.C. 20549 or by accessing the Commission’s website (www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).  Copies of the Company’s material contracts are kept in the Company’s administrative headquarters at 2772-1055 West Georgia Street, Vancouver, BC. V6E 3P3.

I.                      SUBSIDIARY INFORMATION

The Company incorporated separate Companies with current or planned business operations, which are all created for the exploration and acquisition of mineral projects in China as described below.

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

At December 31, 2004, the Company owned a 70% interest in Minco Silver but following a subsequent financing by Minco Silver, Minco Gold’s interest decreased to 55.56%.  On December 2, 2005, Minco Silver became a report issuer listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “MSV”.  The Company currently owns 13,000,000 common shares of Minco Silver or 22.15% of the issued and outstanding common shares of Minco Silver.  Minco Silver and GGB agreed pursuant to the Amending Contract that, subject to the payment of the applicable purchase price, Minco Silver (through Minco China) would hold a 100% interest in the Fuwan Permits, subject to GGB retaining a 10% net profit interest in the properties subject to the Fuwan Permits.

More information on the Company's subsidiaries can be found in Section 4.C " Organizational Structure".

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk, primarily related to foreign exchange.  The Company uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in China where the Company is conducting exploration activities.

Year Ended December 31, 2011

The following table sets forth the principal components of the balance sheet at December 31, 2011 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate in $
	$	RMB
Cash and Cash equivalents	82,106	41,288,949	6,696,805	661,470
Receivables (including due from Minco Silver and Minco Base Metals)	(620,908)	7,012,348	502,506	112,341
Prepaid expenses and deposits	122,234	673,213	230,086	10,785
Accounts payable and accrued liabilities	272,356	46,457,614	7,715,102	744,275

The following table sets forth the principal components of statement of operations for the year ended December 31, 2011 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
		$RMB
Exploration costs	440,179	10,008,753	1,963,874	152.760
Administrative expenses	3,835,185	3,122,831	4,311,815	47,663
Other losses	13,618	752,539	128,474	11,486

Year Ended December 31, 2010

The following table sets forth the principal components of the balance sheet at December 31, 2010 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
		$RMB
Cash and equivalents	325,656	37,545,230	6,003,832	567,818
Receivables (including due from Minco Silver)	122,060	5,122,021	896,692	77,463
Loan receivable	-	60,000,000	9,074,136	907,414
Prepaid expenses and deposits	107,749	484,269	180,989	7,324
Accounts payable and accrued liabilities (including due to Minco Base Metals)	383,607	86,528,785	13,469,839	1,308,623

The following table sets forth the principal components of statement of operations for the year ended December 31, 2010 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
		$RMB
Exploration costs	312,964	7,599,680	1,467,641	115,468
Administrative expenses	1,791,268	3,426,673	2,223,864	52,064
Other income	23,885	66,617	34,006	1,012

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

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

NOT APPLICABLE.

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

NOT APPLICABLE.

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDER AND USE OF PROCEEDS

NOT APPLICABLE.

ITEM 15.                      CONTROLS AND PROCEDURES

(a)           Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is collected and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

At the end of the period covered by this report, the fiscal year ended December 31, 2011, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")).  Management concluded that the disclosure controls and procedures was effective as at December 31, 2011.

(b)           Management’s annual report on internal controls over financial reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The control framework used to design the Company’s internal control over financial reporting is the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has evaluated the effectiveness of design and operation of the Company’s internal controls over financial reporting as at December 31, 2011. Based on the result of this assessment, management has concluded that the Company’s internal controls over financial reporting are effective.

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

(d)           Changes in internal controls

During the year ended December 31, 2011, there have been no material changes in the Company’s internal control over financial reporting.

ITEM16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that the Company has one audit committee financial expert serving on its audit committee and that the individual is “independent”.  Mr. Malcolm F. Clay, Chairman of the Audit Committee serves as the Audit Committee’s financial expert. He is a Chartered Accountant, with over 29 years' experience in both public and private companies.

ITEM 16B.                      CODE OF ETHICS - BOARD OF DIRECTORS AND OFFICERS

The following is the Company’s Code of Ethics for the Board of Directors and senior officers.  The Code of Ethics is available on the Company's website (www.mincogold.com).  A hard copy of the Code of Ethics may be requested from the Company by writing to the Company's Corporate Secretary at 2772-1055 West Georgia Street, Vancouver, BC. V6E 3P3.

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

ITEM 16C.                   PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the past two fiscal years, the Company has paid the following fees to its principal accountants, PricewaterhouseCoopers LLP.

	2011	2010
Audit fees (1)	$68,111	$115,592
Audit-related fees (2)	42,800	9,849
Tax fees (3)	-	4,056
All other fees (4)	-	9,450
Total	$110,911	$138,947

Notes:
(1)	The aggregate fees billed for audit services.
(2)	The aggregate fees billed for consultation, assurance and related services that are reasonably related to the performance of the audit or review of our Company's financial statements.
(3)	The aggregate fees billed for tax compliance, corporate income tax returns, tax advice, tax compliance, and tax planning services.
(4)	The aggregate fees billed for professional services other than those listed in the other columns items.

ITEM 16D.                   EXEMPTIONS FROM THE LISTING STANDARDS
FOR AUDIT COMMITTEES

Each member of the Audit Committee is "independent" from management.

ITEM 16E.                   PURCHASES OF EQUITY SECURITIES BY  THE ISSUER AND AFFILIATE PURCHASERS

None

ITEM 16F.                   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

NOT APPLICABLE.

ITEM 16G.                  CORPORATE GOVERNANCE

NOT APPLICABLE.

ITEM 16H.                  MINE SAFETY

NOT APPLICABLE.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

Not applicable .  Please see Item 18.

ITEM 18.                FINANCIAL STATEMENTS

Attached hereto.

Financial Statement

DOCUMENT	PAGE
Audited consolidated Financial Statements of the Company for the years ended December 31, 2011 and 2010 including Report of Independent Registered Public Accounting Firm	75
Audited consolidated Financial Statements of Minco Silver for the years ended December 31, 2011 and 2010 including Report of Independent Registered Public Accounting Firm	115

ITEM 19.                EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.1	Articles of Incorporation of Minco Gold Corporation
1.2	Notice of Articles of Minco Gold Corporation
4.1	Assignment Agreement dated March 10, 2010 among the Company, Minco Silver and Minco China.
4.2	Cost Sharing Agreement dated March 10, 2010 between the Company and Minco Silver.
4.3	Co-operation Framework Agreement dated December 16, 2010 between Minco China, Inner Mongolia Urat Middle Banner Tugurige Gold Mine and The 208 Team of China National Nuclear Corporation
4.4
Supplementary Agreement to the Co-operation Framework Agreement dated December 24, 2010 between Minco China, Inner Mongolia Urat Middle Banner Tugurige Gold Mine and The 208 Team of China National Nuclear Corporation.

4.5	Trust Agreement dated June 9, 2011 between the Company, Minco Silver Corporation and Minco China.
4.6	Minco Gold Corporation Stock Option Plan
8.1	List of Significant Subsidiaries of the Company as at March 30, 2012
12.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of P & E Mining Consultants Inc.
15.2	Consent of Peter G. Folk

Minco Gold Corporation
(An exploration stage enterprise)

Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Canadian dollars)

Management's Responsibility for Financial Reporting

The consolidated financial statements are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by International Accouting Standard Board  and include certain estimates that reflect management’s best judgments on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

The Audit Committee of the Board of Directors is composed of three Directors and meets quarterly with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

Dr. Ken Cai	Paul Zhang, C.A.
President and CEO	CFO and VP Finance

Vancouver, Canada
March 28, 2012

March 29, 2012

Independent Auditor’s Report

To the Shareholders of Minco Gold Corporation

We have audited the accompanying consolidated financial statements of Minco Gold Corporation and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Minco Gold Corporation and its subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and their cash flows for each of the two years in the period ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

Index

		Page

Consolidated Financial Statements		5 - 9

	Consolidated Statements of Financial Position	5

	Consolidated Statements of Income (Loss)	6

	Consolidated Statements of Comprehensive Income (Loss)	7

	Consolidated Statements of Changes in Equity	8

	Consolidated Statements of Cash Flow	9

Notes to the Consolidated Financial Statements		10 - 40

1	General information	10

2	Basis of preparation and adoption of IFRS	10

3	Summary of significant accounting policies	10

4	Critical accounting estimates and judgments	18

5	Cash and short-term investments	19

6	Property, plant and equipment	20

7	Loan receivable	21

8	Mineral interests	21

9	Equity investment in Minco Silver Corporation	23

10	Discontinued operation	25

11	Share capital	25

12	Income tax	27

13	Earnings (loss) per share	29

14	Commitments	29

15	Related party transactions	30

16	Segment reporting	32

17	Financial instruments and fair values	33

18	Capital management	36

19	First-time adoption of IFRS	37

20	Subsequent event	40

Minco Gold Corporation
(An exploration stage enterprise)
Consolidated Statements of Financial Position

(in Canadian dollars)

	December 31,	December 31,	January 1,
	2011	2010	2010
Assets	$	$	$
Current assets
Cash and cash equivalents (note 5)	6,696,805	6,003,832	3,505,268
Short-term investments (note 5)	-	293,770	2,475,936
Marketable securities	10,500	25,200	35,700
Receivables	52,618	57,387	370,767
Due from related parties (note 15)	449,888	839,305	2,229,861
Loan receivable (note 7)	-	9,074,136	-
Prepaid expenses and deposits	176,959	116,477	85,572
Assets of discontinued operation (note 10)	-	-	4,617
	7,386,770	16,410,107	8,707,721

Long-term deposit	53,127	64,512	51,764
Property, plant and equipment (note 6)	247,860	290,502	324,429
Equity investment in Minco Silver (note 9)	14,489,016	6,935,139	5,406,195
Assets of discontinued operation (note 10)	-	-	43,585
	22,176,773	23,700,260	14,533,694
Liabilities
Current liabilities
Accounts payable and accrued liabilities	521,931	647,618	751,762
Accounts payable for Changkeng permit (note 8(a))	4,681,156	4,419,070	4,449,832
Advance from non-controlling interest (note 8(a))	2,512,015	764,345	-
Due to related party (note 15(c))	-	7,638,806	-
Liabilities of discontinued operation (note 10)	-	-	2,250
	7,715,102	13,469,839	5,203,844
Equity
Equity attributable to owners of the parent
Share capital (note 11(a))	41,758,037	40,335,033	38,553,755
Contributed surplus	6,982,376	5,355,953	5,722,060
Accumulated other comprehensive income	256,125	(63,252)	-
Deficits	(36,949,896)	(37,841,318)	(37,439,392)
	12,046,642	7,786,416	6,836,423
Non-controlling interests	2,415,029	2,444,005	2,493,427
Total equity	14,461,671	10,230,421	9,329,850
	22,176,773	23,700,260	14,533,694

Commitments (note 14)
Subsequent events (notes 7, 8 and 20)

Approved by the Board of Directors
(signed) Malcolm Clay Director	(signed) Robert Callander	Director

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation
(An exploration stage enterprise)
Consolidated Statements of Income (Loss)
For the years ended December 31, 2011 and 2010

(in Canadian dollars, except per share data)

	2011		2010
	$		$
Exploration costs		1,963,874		1,467,641
Administrative expenses (note 15)
Accounting and audit		246,900		140,176
Amortization		71,919		81,371
Consulting		122,654		143,350
Directors' fees		48,527		43,500
Foreign exchange gain		(17,149)		(111,901)
Investor relations		449,813		220,853
Legal		99,879		8,628
Office and miscellaneous		316,359		396,635
Property investigation		117,605		210,416
Regulatory and filing		157,475		121,176
Salaries and benefits		369,242		500,677
Share-based compensation (note 11(b))		2,264,809		383,282
Travel and transportation		63,782		85,701
		4,311,815		2,223,864
Operating loss		(6,275,689)		(3,691,505)
Unrealized loss on marketable securities		(14,700)		(10,500)
Finance expense		(351,992)		(15,203)
Finance and other income		238,218		59,709
Loss for the year before loss from equity investment and dilution gain		(6,404,163)		(3,657,499)
Share of loss from equity investment in Minco Silver (note 9)		(1,443,391)		(1,246,150)
Dilution gain (note 9)		8,710,000		2,845,000
Net income (loss) for the year from continuing operations		862,446		(2,058,649)
Earnings for the year from discontinued operations		-		1,607,301
Net income (loss) for the year		862,446		(451,348)
Net income (loss) attributable to:
Shareholders of the Company		891,422		(401,926)
Non-controlling interest		(28,976)		(49,422)
		862,446		(451,348)
Earnings (loss) per share:
basic		0.02		(0.01)
diluted		0.02		(0.01)
Weighted average number of common shares outstanding – basic		50,228,592		48,582,347
diluted		51,580,329		48,582,347

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation
(An exploration stage enterprise)
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2011 and 2010

(in Canadian dollars)

	2011		2010
	$		$
Net income (loss) for the year		862,446		(451,348)
Other comprehensive income (loss)
Cumulated translation adjustment from Minco Silver investment		251,688		(57,217)
Exchange differences on translation from functional to presentation currency		67,689		(6,035)

Total comprehensive income (loss) for the year		1,181,823		(514,600)
Comprehensive income (loss) attributable to:
Shareholders of the Company		1,210,799		(465,178)
Non-controlling interest		(28,976)		(49,422)
		1,181,823		(514,600)

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation
(An exploration stage enterprise)
Consolidated Statements of Changes in Equity
For the years ended December 31, 2011 and 2010

(in Canadian dollars)

	Attributable to equity owners of the Company

	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficits	Subtotal	Non-controlling interest	Total equity
		$	$	$	$	$	$	$

Balance - January 1, 2010	48,157,782	38,553,755	5,722,060	-	(37,439,392)	6,836,423	2,493,427	9,329,850
Loss for the year	-	-	-	-	(401,926)	(401,926)	(49,422)	(451,348)
Exchange differences from translation from functional to presentation currency	-	-	-	(63,252)	-	(63,252)	-	(63,252)
Share-based compensation	-	-	383,282	-	-	383,282	-	383,282
Proceeds on issuing shares from exercise of options	1,357,100	1,781,278	(749,389)	-	-	1,031,889	-	1,031,889
Balance - December 31, 2010	49,514,882	40,335,033	5,355,953	(63,252)	(37,841,318)	7,786,416	2,444,005	10,230,421

Balance - January 1, 2011	49,514,882	40,335,033	5,355,953	(63,252)	(37,841,318)	7,786,416	2,444,005	10,230,421
Net income (loss) for the year	-	-	-	-	891,422	891,422	(28,976)	862,446
Exchange differences from translation from functional to presentation currency	-	-	-	319,377	-	319,377	-	319,377
Share-based compensation	-	-	2,264,809	-	-	2,264,809	-	2,264,809
Proceeds on issuing shares from exercise of options	833,333	1,423,004	(638,386)	-	-	784,618	-	784,618
Balance - December 31, 2011	50,348,215	41,758,037	6,982,376	256,125	(36,949,896)	12,046,642	2,415,029	14,461,671

The accompanying notes are an integral part of these consolidated financial statements.

MINCO GOLD CORPORATION

(An exploration stage enterprise)
Consolidated Statetements of Cash Flow
For the years ended December 31, 2011 and 2010

(in Canadian dollars)

	2011		2010
Cash flow provided by (used in)	$		$

Operating activities
Net income (loss) for the period from continuing operations 862,446
Adjustments for:
Amortization		71,919		81,371
Equity loss on investment in Minco Silver		1,443,391		1,246,150
Dilution gain		(8,710,000)		(2,845,000)
Share-based compensation (note 11(b))		2,264,809		383,282
Foreign exchange gain (loss)		11,255		(60,323)
Unrealized loss on marketable securities		14,700		10,500
Changes in items of working capital:
Receivables		5,663		313,380
Due from related parties		370,971		1,467,583
Prepaid expenses and deposits		(43,323)		(43,654)
Accounts payable and accrued liabilities		(191,235)		(84,144)
Cash used in operating activities of continuing operations		(3,899,404)		(1,589,504)
Cash generated from activities of discontinued operation		-		1,649,604
Net cash generated from (used in) operating activities		(3,899,404)		60,100

Investing activities
Loan receivable		8,937,482		(9,122,284)
Property, plant and equipment		(15,041)		(43,881)
Short-term investments		293,770		2,182,166
Net cash generated from (used in) investing activities		9,216,211		(6,983,999)

Financing activities
Advanced from minority shareholders		1,597,438		768,693
Proceeds from issuance of shares		784,618		1,045,126
Advanced from Minco Base Metals		(7,483,798)		7,601,904
Net cash generated from (used in) financing activities		(5,101,742)		9,415,723

Effect of exchange rate changes on cash and cash equivalents		477,908		3,091
Increase in cash and cash equivalents		692,973		2,494,915
Cash and cash equivalents - Beginning of year		6,003,832		3,508,917
Cash and cash equivalents - End of year		6,696,805		6,003,832
Cash paid for income tax		-		-

The accompanying notes are an integral part of these consolidated financial statements.

MINCO GOLD CORPORATION

(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

(in Canadian dollars)

1.	General information

Minco Gold Corporation (“Minco Gold” or the “Company”) was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. Following a number of name changes the Company became Minco Gold in 2007. It is an exploration stage company engaged in exploration and evaluating gold-dominant mineral properties and projects in China. The registered office of the Company is 2772 – 1055 West Georgia Street, British Columbia, Canada. The Company has listed its common shares on the Toronto Stock Exchange (“TSX”) under the symbol “MMM”, and the NYSE Amex Equities (“AMEX”) under the symbol “MGH”.

As at December 31, 2011, Minco Gold owned a 22.15% (December 31, 2010 – 26.20%, and January 1, 2010 – 32.01%) equity interest in Minco Silver.

2.	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”) and to require publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in compliance with IFRS as issued by IASB. Subject to certain transition elections and exemption disclosed in note 20, the Company consistently applied the accounting policies used in the preparation of its opening IFRS statement of financial position at January 1, 2010 throughout all periods presented, as if these policies has always been in effect. Note 20 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.

These financial statements were approved by the board of directors for issue on March 28, 2012.

3.	Summary of significant accounting policies

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

Consolidation

These consolidated financial statements include the accounts of Minco Gold, its wholly-owned Chinese subsidiaries Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”) and Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”), its wholly owned British Virgin Island subsidiary Triple Eight Mineral Corporation (“Temco”) and its 51% interest in Guangzhou Mingzhong Mining Co. Ltd. (“ Mingzhong”).

MINCO GOLD CORPORATION

(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

(in Canadian dollars)

3.            Summary of significant accounting policies (continued)

Subsidiaries are those entities which the Company controls by having the power to govern the financial and operating policies. Subsidiaries are fully consolidated from the date on which controls is obtained by the Company and are de-consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Minco China’s subsidiary, Foshan Minco Mining Co. Ltd. (“Foshan Minco”), is legally owned by Minco China in trust for Minco Silver. Minco Gold does not consolidate Foshan Minco as it does not control this entity. Minco China also holds certain other assets and exploration permits in trust for Minco Silver. These assets are held for the exlusive benefit of Minco Sivler and have not been included in these financial statements.

Equity investment

Associates are entities over which the Company has significant influence, but not control. The Company accounts for its investment in associates using the equity method. The Company’s share of income or loss of associates is recognized in the consolidated statement of income (loss).

Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of income (loss).

Non-controlling interests

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Profit or loss and each component of other comprehensive income are attributed to the non-controlling interests where applicable. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments and has been identified as the chief executive officer of Minco Gold.

MINCO GOLD CORPORATION

(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

(in Canadian dollars)

3.             Summary of significant accounting policies (continued)

Foreign currency translation

(i) Functional and presentation currency

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of Minco Gold is the Canadian dollar.

The functional currency of the Company’s Chinese subsidiaries is Renminbi (“RMB”).

The financial statements of the Company’s Chinese subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency of an entity using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income (loss)

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

MINCO GOLD CORPORATION

(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

(in Canadian dollars)

3.           Summary of significant accounting policies (continued)

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i) Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income. Gains and losses arising from changes in fair value are presented in the statement of income within other gains and losses in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as non-current.

(ii) Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash and cash equivalents, deposits and loan receivable amounts.

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment, if necessary.

Cash and cash equivalents comprise cash at banks and on hand and guaranteed investment certificates with initial maturities of less than three months. Short-term investments comprise of guaranteed investment certificates with initial maturity of greater than three months

(iii) Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired.

If such evidence exists, the Company recognizes an impairment loss as follows:

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

MINCO GOLD CORPORATION

(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

(in Canadian dollars)

3.           Summary of significant accounting policies (continued)

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.  Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably.  Repairs and maintenance costs are charged to the statement of income during the period which they are incurred.

The major categories of property, plant and equipment are depreciated on a straight-line basis as follows:

Leasehold Improvements	remaining lease term
Mining Equipment	5 years
Motor Vehicles	10 years
Office Equipment and Furniture	5 years

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. The carrying amount of a replaced asset is derecognized when replaced.  Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the statement of income.

Exploration and evaluation costs

Exploration and evaluation costs include costs to acquire the rights to explore, geological studies, exploratory drilling and sampling and directly attributable administrative costs.

Exploration and evaluation costs relating to non-specific projects or properties or those incurred before the Company has obtained legal rights to explore an area are expensed in the period incurred. In addition, exploration and evaluation costs, other than direct acquisition costs, are expensed before a mineral resource is identified as having economic potential.

Exploration and evaluation costs are capitalized as mineral interests when a mineral resource is identified as having economic potential on a property. A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

i) There is a probable future benefit that will contribute to future cash inflows;

ii) The Company can obtain the benefit and control access to it;

iii) The transaction or event giving rise to the benefit has already occurred.

MINCO GOLD CORPORATION

(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

(in Canadian dollars)

3.           Summary of significant accounting policies (continued)

Once the technical feasibility and commercial viability of the extraction of resources from a particular mineral property has been determined, mineral interests are reclassified to mine properties within property, plant and equipment and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs relating to any producing mineral interests would be amortized on a unit of production basis over the estimated ore reserves. Costs incurred after the property is placed into production that increase production volume or extend the life of a mine are capitalized.

Proceeds from the sale of properties or cash proceeds received from option payments are recorded as a reduction of the related mineral interest.

Impairment of non-financial assets

The recoverability of mineral interests is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to farm-out its resource properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

The Company performs impairment tests on property, plant and equipment and mineral interests when events or circumstances occur which indicate the assets may not be recoverable. Impairment assessments are carried out on project by project basis with each project representing a single cash generating unit.

When impairment indicators are identified, an impairment loss is recognized for any amount by which the asset’s carrying value exceeds its recoverable amount.  The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Share-based payments

The Company grants stock options to directors, officers, employees and service providers. Each tranche in an award is considered a separate award with its own vesting period. The Company applies the fair-value method of accounting for share-based payments and the fair value is calculated using the Black-Scholes option pricing model.

Share-based payments for employees and others providing similar services are determined based on the grant date fair value. Share based payments for non-employees is determined based on the fair value of the goods/services received or option granted measured at the date on which the Company obtains such goods/services.

Compensation expense is recognized over each tranche’s vesting period, in earnings or capitalized as appropriate, based on the number of awards expected to vest. If stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

MINCO GOLD CORPORATION

(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

(in Canadian dollars)

3.           Summary of significant accounting policies (continued)

Provision for restoration and rehabilitation

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation as a result of exploration and development activities undertaken; it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of the provision can be measured reliably. The estimated future obligation includes the cost of removing facilities, abandoning sites and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date. The estimated cost is capitalized into the cost of the related asset and amortized on the same basis as the related assets. If the estimated cost does not relate to an asset, it is charged to earnings in the period in which the event giving rise to the liability occurs.

As at December 31, 2011 and December 31, 2010, the Company did not have any provision for restoration and rehabilitation.

Income tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Earnings per share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. If the Company incurs net losses in a fiscal year, basic and diluted loss per share are the same.

MINCO GOLD CORPORATION

(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

(in Canadian dollars)

3.           Summary of significant accounting policies (continued)

Accounting standards and amendments issued but not yet adopted

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted unless otherwise noted. The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

(i)
IFRS 7, Financial Instruments: Disclosures, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after July 1, 2011, with earlier application permitted.

(ii)
IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive  income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. The provision of IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

(iii)
IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating of an entity so as to obtain benefits from its activities.  IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

(iv)
IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

MINCO GOLD CORPORATION

(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(v)
IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities

(vi)
IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

There have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13

(vii)
IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

(viii)
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. Stripping activity may create two types of benefit: i) inventory produced and ii) improved access to ore. Stripping costs associated with the former should be accounted for as a current production cost in accordance with IAS 2, Inventories. The latter should be accounted for as an addition to or enhancement of an existing asset.

4.           Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements:

Equity Investment in Minco Silver

The Company reviews its equity investment in Minco Silver when there is any indication that the investment might be impaired. Management has assessed impairment indicators on this equity investment   and has concluded that no impairment indicator existed as of December 31, 2011.

MINCO GOLD CORPORATION

(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

(in Canadian dollars)

5.           Cash and short-term investments

As at December 31, 2011 cash and cash equivalents consisted of short-term deposits with a maturity term of seven days and can be renewed automatically. The yield on the short-term deposit was 1.5%.

As at December 31, 2011, short-term investments consist of $Nil of cashable guaranteed investment certificates with terms of greater than ninety days but less than one year (December 31, 2010 - $293,770, and January 1, 2010 - $2,475,936).

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Cash at bank and on hand	6,696,805	6,003,832	3,505,268
Short-term bank deposits	-	293,770	2,475,936
Cash and cash equivalents	6,696,805	6,297,602	5,981,204

Included in cash is $4,681,156 held by in Mingzhong to satisfy the remaining amount outstanding for the Changkeng permit (note 8(a)). For further discussion of liquidity refer to note 17.

MINCO GOLD CORPORATION

(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010

(in Canadian dollars)

6.              Property, plant and equipment

	Leasehold improvements		Mining equipment		Motor vehicles		Office equipment and furniture		Total
	$		$		$		$		$
At January 1, 2010
Cost		70,304		370,411		341,058		359,229		1,141,002
Accumulated depreciation		(60,580)		(282,023)		(151,562)		(322,408)		(816,573)
Net book value		9,724		88,388		189,496		36,821		324,429

Year ended December 31, 2010
At January 1, 2010		9,724		88,388		189,496		36,821		324,429
Additions		-		49,074		16,938		5,561		71,573
Disposals		-		-		(27,692)		-		(27,692)
Depreciation		(7,738)		(18,855)		(26,497)		(28,281)		(81,371)
Exchange differences		339		826		1,160		1,238		3,563
At December 31, 2010		2,325		119,433		153,405		15,339		290,502

At December 31, 2010
Cost		70,643		420,310		331,464		366,029		1,188,446
Accumulated depreciation		(68,318)		(300,877)		(178,059)		(350,690)		(897,944)
Net book value		2,325		119,433		153,405		15,339		290,502

Year ended December 31, 2011
At January 1, 2011		2,325		119,433		153,405		15,339		290,502
Additions		-		417		-		15,167		15,584
Depreciation for the period		-		(23,364)		(25,826)		(22,729)		(71,919)
Exchange differences		136		5,642		7,460		455		13,693
At December 31, 2011		2,461		102,128		135,039		8,232		247,860

At December 31, 2011
Cost		70,779		426,370		338,923		381,651		1,217,723
Accumulated depreciation		(68,318)		(324,242)		(203,884)		(373,419)		(969,863)
Net book value		2,461		102,128		135,039		8,232		247,860

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

7.           Loan receivable

During December 2010, Minco China entered into a Joint Venture Agreement  (the “JV Agreement”) with the 208 Exploration Team (the “208 Team”), a subsidiary of China National Nuclear Corporation (the “CNNC”), to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China. Under the terms of the JV Agreement, the 208 Team is obligated to  set up a new entity (the "JV Co") and transfer its 100% interest in the Tugurige Gold Project into the JV Co. Minco China has the right to contribute a total of RMB 250 million (approximately $37 million) (the “Earn-In Amount”) to earn a 51% equity interest in the JV Co, with RMB 180 million (approximately $27 million) to be contributed upon conclusion of the JV agreement. The Earn-In Amount is subject to an independent evaluation of the value of the Tugurige Project.

To secure the project, Minco China provided RMB 60 million (approximately $9 million) in the form of a secured short-term loan to the Tugurige Gold Mine as at December 31, 2010. The loan was repaid on March 25, 2011 in full with interest. To finance the loan receivable, the Company borrowed funds from a related party (Note 15(b)).

As at December 31, 2011, the 208 Team has not complied with certain of its obligations under the JV agreement, including its obligation to set up a new entity (the “JV Co”) and the transfer of its 100% interest in the Tugurige Gold Project to the JV Co.

On March 14, 2012, Minco China engaged an external law firm in China to resolve the dispute with the 208 Team in terms of the JV Agreement compliance. The ultimate outcome is uncertain.

8.           Mineral interests

a)           Guangdong - Changkeng

Minco China is the controlling shareholder in Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”) with a 51% interest.

Mingzhong signed an exploration permit transfer agreement with No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) and on January 5, 2008 Mingzhong received the Changkeng exploration permit (the “Changkeng Exploration Permit”). This exploration permit was renewed for a two-year period ending on September 10, 2013. To acquire the Changkeng Exploration Permit, Mingzhong was required to pay RMB 48 million (approximately $7.3 million). As at December 31, 2008, the first payment for the Changkeng Exploration Permit to 757 Exploration Team was made in an amount of RMB 19 million (approximately $2.87 million).

In order to pay the remaining RMB 29 million ($4.7 million), shareholders of Mingzhong agreed to inject capital of RMB 32 million ($5.1million). As of December 31, 2011, Minco China paid RMB 16.3 million ($2.6 million) and the five minority shareholders paid RMB 15.7 million ($2.5 million). Accordingly, Mingzhong has all of the cash required to settle the remaining payable for the permit.

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

8	Mineral interests (continued)

As two of the shareholders, Guangdong Gold Corporation (“GGC”) and Guangdong Geological Exploration and Development Corporation (“GGEDC”), are state-owned companies they need to receive the requisite approval from the Guangdong provinicial government’s Minister of Finance to increase their share of registered capital in Mingzhong. The funds received from the five minority shareholders are classified as a current liability as at December 31, 2011, pending approval of the capital injection.

The remaining amount payable for the Changkeng Exploration Permit of $4,681,156 (RMB $29 million) was classified as a current liability as of December 31, 2011.

Pursuant to the terms of an agreement with Minco Silver, the Company has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to Minco Silver.  As a result, Minco Silver is responsible for 51% of the total costs in relation to the Changkeng Silver Mineralization.

b)           Gansu - Longnan

Minco China holds twelve exploration permits in the Longnan region of south Gansu province in China. The Longnan region is within the southwest Qinling gold field.

The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

i)	Yangshan: including five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area;

ii)	Yejiaba: including four exploration permits adjacent to the Guojiagou exploration permit;

iii)	Xicheng East: including three exploration permits to the east extension of the Xicheng Pb-Zn mineralization belt.

The Company has spent a cumulative total of $8.1 million on the Longnan project as of December 31, 2011 (as of December 31, 2010 - $6.2 million) on exploration costs.

On September 27, 2010, Minco China entered into an agreement with FengXian Xin Kun Mining Corporation (“FXKM”) in which the Company agreed to sell two exploration permits in the Xicheng East to FXKM for RMB 2.2 million. The process of transfering the titles of the two permits to FXKM was not completed due to the pending approval by Gansu province as at December 31, 2011.

On March 1, 2012, Minco China entered into a supplementary agreement with FXKM in which FXKM agreed to pay additional 0.4 million RMB to reimburse Minco China’s maintenance costs incurred for the above two permits since September 27, 2010.

On March 10, 2012, Minco China obtained approval from Gansu province for the sale of the two exploration permits. The sale isexpected to complete in the second half year of 2012.

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

c)	Hunan - Gold Bull Mountain

Minco China’s wholly owned subsidiary Yuanling Minco owns the Gold Bull Mountain Mining License, which was renewed for a two-year period ending on June 28, 2013.

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

8           Mineral interests (continued)

d)	Guangdong - Sihui

Minco China holds an exploration permit in Guangdong Sihui in China. The permit expires on February 3, 2013.

The following is a summary of exploration costs, net of recoveries, incurred by the Company:

	2011	2010	Cumulative to December 31, 2011
	$	$	$
Currently active properties:
Gansu
- Longnan	1,870,486	1,330,745	8,104,199
Guangdong
- Changkeng	66,522	135,727	8,166,070
Hunan
- Gold Bull Mountain	26,866	1,169	2,189,712

Total	1,963,874	1,467,641	18,459,981

9.	Equity investment in Minco Silver Corporation

As at December 31, 2011, the Company owns 13,000,000 common shares of Minco Silver (December 31, 2010 - 13,000,000 common shares, January 1, 2010 – 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

On March 3, 2011, Minco Silver concluded a share offering of 7,600,000 common shares at $5.95 per share.  The Company did not participate in this offering and as a result, its ownership interest decreased to 22.15% (December 31, 2010 – 26.20%, and January 1, 2010 – 32.01%). As the offering price for the Minco Silver shares significantly exceeded the carrying value of the Company’s investment in Minco Silver, the Company recorded a non-cash dilution gain in the amount of $8,710,000 as at December 31, 2011.

The Company’s equity accounts for its investment in Minco Silver.

Comprehensive income on the investment in Minco Silver is as follows:

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

9.	Equity investment in Minco Silver Corporation (continued)

	2011	2010
	$	$
Dilution gain	8,710,000	2,845,000
Equity (loss)	(1,443,391)	(1,246,150)
Accumulated translation adjustment	287,268	(69,906)
Comprehensive income from investment in Minco Silver	7,553,877	1,528,944

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	December 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$
Carrying value of investment in Minco Silver	14,489,016	6,935,139	5,406,195

Market value of Minco Silver shares	25,870,000	82,550,000	24,050,000

As at December 31, 2011, Minco Silver had current assets of $71,012,927, non-current assets of $18,562,785 (including $17,811,322 in capitalized mineral interests), current liabilities of $968,600 and shareholders’ equity of $88,607,022. Minco Silver incurred exploration costs of $Nil, administration costs of $6,674,066 and a loss of $5,970,842 during the year ended December 31, 2011

As at December 31, 2010, Minco Silver had current assets of $30,029,451, non-current assets of $12,823,775 (including $12,141,851 in capitalized mineral interest costs), current liabilities of $1,360,713 and shareholders’ equity of $41,492,513.  Minco Silver recorded exploration costs of $Nil, administration costs of $5,604,885, and a loss of $4,280,899 during the year ended December 31, 2010.

As at January 1, 2010, Minco Silver had current assets of $11,515,900, non-current assets of $17,217,476 (including $8,688,726 in capitalized mineral interest costs), current liabilities of $2,395,047 and shareholders’ equity of $26,338,329.

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

10.	Discontinued operation

Inner Mongolia Damo Mining Co. Ltd. (“Damo”)

On May 24, 2010, the Company entered into a sale agreement to dispose of its interest in Damo. Damo has an interest in the Gobi Gold project located in the Inner Mongolia Autonomous Region.  After completion of all legal requirements and approvals, the Company relinquished all managerial involvement and control to the purchaser on September 30, 2010. Net proceeds on disposal were RMB 10.75 million (approximately $1.67 million) which represents the difference between the gross proceeds of RMB 13.5 million (approximately $2.10 million) and a commission of RMB 2.75 million (approximately $0.43 million) paid to an arm’s length party for consulting services relates to the disposition.

The net earnings from the discontinued operations of Damo was $1,607,301, and cash flow from the discontinued operations of Damo was $1,649,604 for 2010.

11.	Share capital

a.	Common shares and contributed surplus

Authorized

100,000,000 common shares without par value

b.	Stock options

Minco Gold may grant options to its directors, officers, employees and consultants under its stock option plan (the “Stock Option Plan”). The Company’s board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options are granted.  These options are equity settled.

For the year ended December 31, 2011, the Company granted options to purchase 2,380,000 common shares at a weighted exercise price of $2.18 that vest over an 18-month period from the issue date to its directors and employees.

The number of common shares reserved for issuance under the Stock Option Plan is 4,984,000. The maximum number of common shares reserved for issuance is 15% of the issued and outstanding common shares of the Company.

Minco Gold recorded $2,264,809 in stock-based compensation expense for the year ended December 31, 2011 (December 31, 2010 - $383,282).

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

11.	Share capital (continued)

A summary of the options outstanding is as follows:

	Number outstanding	Weighted average exercise price
		$
January 1, 2010	5,662,101		0.93
Granted	175,000		1.06
Exercised	(1,357,100)		0.77
Forfeited	(268,334)		0.91
Expired	(66,667)		1.08

Balance, December 31, 2010	4,145,000		0.99

Granted	2,380,000		2.18
Exercised	(833,333)		0.96
Forfeited	(447,667)		2.01
Expired	(260,000)		1.99

Balance, December 31, 2011	4,984,000		1.41

The weighted average share price at the day these options were exercised were $2.22 in 2011 (2010 - $1.60)

Options outstanding				Options exercisable

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (year)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
0.48 - 0.65	720,000	2.05	0.48	720,000	0.48
0.66 - 0.90	1,000,000	0.74	0.79	1,000,000	0.79
0.91 - 1.30	801,667	1.71	1.02	768,333	1.03
1.31 - 1.80	430,000	0.60	1.53	430,000	1.53
1.81 - 2.59	2,032,333	4.04	2.18	726,325	2.18
	4,984,000	2.42	1.41	3,644,658	1.14

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

11.	Share capital (continued)

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2011	2010
Risk-free interest rate	1.07% - 2.56%	1.89% - 2.30%
Volatility	85% - 94%	84% - 90%
Forfeiture rate	29%	30%
Estimated expected lives	5 years	5 years

Option pricing models require the use of subjective estimates and assumptions including the expected stock price volatility. The stock price volatility is calculated based on the Company’s historical volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

12.           Income tax

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to loss before income taxes. These differences result from the following items:

	2011	2010
	$	$

Loss before discontinued operations	862,446	(2,058,649)

	26.5%	28.5%

Income tax recovery at statutory rates	228,548	(586,715)
Non-deductible expenses	619,007	110,751
Difference in foreign tax rates	64,977	57,357
Dilution gain at capital gains rate	(1,112,226)	(355,625)
Expiry of non-capital loss carry forward	156,705	-
Deferred income tax asset not recognized	117,869	251,122
Other	(74,880)	523,110

Provision for tax expenses	-	-

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

12.           Income tax (continued)

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of Deferred income tax assets and liabilities at December 31, 2011 are as follows:

	2011	2010
	$	$

Deferred income tax assets not recogized
Non-capital loss	2,562,113	2,207,597
Resource expenditures	5,117,301	4,408,184
Capital assets	357,259	355,238
Equity investment in Minco Silver	(1,263,099)	(313,990)
Share issue costs	1,026	1,539
Marketable securities	347	(1,491)

	(6,774,947)	(6,657,077)

No deferred income tax asset has been recognized as realization is not considered probable due to the uncertainty of future taxable income.

The Company has approximately $8.5 million of operating losses in Canada and and approximately $1.7 million of operating losses in China.. The expiry for Canadian and Chinese non-capital loss carry forwards is as follows:

Non-capital losses $
2012	113,465
2013	385,940
2014	944,519
2015	1,183,227
2016	250,486
2026	1,442,234
2028	1,582,716
2029	1,270,045
2030	1,285,615
2031	1,790,204

10,248,451

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

13.           Earnings (loss) per share

 The table below calculates the basic and diluted earnings and loss per share.

	2011	2010
	$	$

Earnings (loss) per share from continuing operations
Basic	0.02	(0.04)
Diluted	0.02	(0.04)

Earnings per share from discontinued operations
Basic	-	0.03
Diluted	-	0.03

Earnings (loss) per share
Basic	0.02	(0.01)
Diluted	0.02	(0.01)

Weighted average number of shares outstanding
Basic	50,228,592	48,582,347
Diluted	51,580,329	48,582,347

Stock options are excluded from the computation of diluted earnings per share when the exercise price exceeds the average market value of the common shares or has created an anti-dilutive effect.

14.           Commitments

 The Company has commitments in respect of office leases requiring minimum payments of $473,293, as follows:

$
2012	140,629
2013	140,839
2014	143,869
2015	47,956
473,293

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

15.           Related party transactions

Shared office expenses

a)
Minco Silver and Minco Gold  share offices and certain administrative expenses in Beijing and Minco Silver, Minco Base Metals Corporation (“MBM”) and Minco Gold share offices and certain administrative expenses in Vancouver.

At December 31, 2011, the Company has $429,114 due from Minco Silver (December 31, 2010 - $839,305, January 1, 2010 - $2,109,285) and consisted of the following:

Amount due from Foshan Minco as at December 31, 2011 of $1,167,282 (December 31, 2010 - $754,066, January 1, 2010 - $703,626), representing the expenditures incurred by Minco China on behalf of Foshan Minco and shared office expenses.

Amount due to Minco Silver as at December 31, 2011 of $738,168 (December 31, 2010 – amount due from of $85,238, January 1, 2010 – amount due from of $1,395,553) representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada.

The amounts due are unsecured, non-interest bearing and payable on demand.

The above two amounts will be net settled and accordingly has been presented as a net balance on the consolidated financial statements.

b)
At December 31, 2011, the Company has $20,774 due from MBM (December 31, 2010 - $77,027, January 1, 2010 - $120,576), in relation to shared office expenses. The Company is related to MBM through one common directors and common management.

The amounts due are unsecured, non-interest bearing and payable on demand.

Loan with Minco Base Metals

In connection to Minco China’s loan of RMB 60 million (approximately $9 million) to the Tugurige Gold Mine , Minco Gold and MBM entered a loan agreement whereby Minco Gold borrowed $7,561,779 million (RMB 50 million) in December 2010. On June 16, 2011, the loan was repaid in full to Zhongjia Kailong Technology Development Co. Ltd. (“Zhongjia”), the trustee of MBM.

Funding of Foshan Minco

Minco Silver cannot invest directly in Foshan Minco as Foshan Minco is legally owned by Minco China. All funding supplied by Minco Silver for exploration of the Fuwan Project must first go through Minco China via the Company to comply with the Chinese Law. In the normal course of business Minco Silver uses trust agreements when providing cash, denominated in US dollars, to Minco China via the Company for the purpose of increasing the registered capital of Foshan Minco. Minco China is a registered entity in China however it is classified as being a wholly foreign owned entity and therefore can receive foreign investment.. Foshan Minco is a Chinese company with registered capital denominated in RMB and therefore can only receive domestic investment from Minco China. Increases to the registered capital of Foshan Minco must be denominated in RMB.

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

15.	Related party transactions (continued)

Funding of Foshan Minco (continued)

(c)
On June 9, 2011, Minco Silver advanced US$10 million (December 31, 2011 - $10,199,000) to the Company, the ultimate legal shareholder of Foshan Minco.  During 2011, the Company received  government approvals to increase the registered capital of its wholly owned subsidiary, Minco China.  Minco China has undertaken to exchange the US$10 million into RMB and will then invest the funds, on behalf of Minco Silver, to increase the registered capital of Foshan Minco.

In August, 2011, the Company, Minco Silver and Minco China entered into a trust agreement in which the Company and Minco China confirmed they have received the US$10 million, and Minco China is required to exchange these US fund into RMB in order to increase Foshan Minco’s registered share capital. Once all the funds are transferred from Minco China to Foshan Minco, the trust agreement is effectively settled and no repayment is expected by Minco Silver from Minco China.

As at December 31, 2011, Minco China held US$8,110,500 in trust and has undertaken the process to exchange US$1,889,500 into RMB on behalf of Minco Silver.

(d)
Prior to executing the above transfer of funds, on April 25, 2011, Minco Silver entered into a loan agreement to advance up to US$22 million to Minco China, the immediate legal shareholder of Foshan Minco. The purpose of this loan was to provide a mechanism to increase the registered capital of Foshan Minco. The loan bore interest at a rate equal to LIBOR plus 3 per cent per annum. Minco Silver advanced US$6 million ($5,860,800) to Minco China under this facility. This loan arrangement was not accepted by the State Administration of Foreign Exchange in China. Accordingly, Minco China repaid  US$6 million back to Minco Silver on August 19, 2011. The interest was waived on the understanding that Minco Silver’s subsidiary, Foshan Minco, was the beneficiary of the loan.

Key management compensation

a)
In the year ended December 31, 2011, the following compensation was paid to key management. Key management includes the Company’s directors and senior management.  This compensation is included in exploration costs, development costs and administrative expenses

	December 31, 2011
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	48,527	391,886	440,413
Senior management	398,892	979,274	1,379,166
Total	447,419	1,371,160	1,818,579

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

15.	Related party transactions (continued)

	December 31, 2010
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	43,500	16,959	60,459
Senior management	392,938	133,052	525,990
Total	436,438	150,011	586,449

The above transactions were conducted in the normal course of business.

16.	Segment reporting

The Company’s business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company’s assets and net loss is as follows:

Segment profit (loss)
	December 31, 2011

	Canada	China	Total
	$	$	$
Exploration costs	(440,179)	(1,523,695)	(1,963,874)
General and administration costs	(3,939,688)	(476,627)	(4,416,315)
Other income	7,098,802	143,833	7,242,635
Segment profit (loss)	2,718,935	(1,856,489)	862,446

	December 31, 2010

	Canada	China	Total
	$	$	$
Exploration costs	(762,338)	(705,303)	(1,467,641)
General and administration costs	(1,820,456)	(491,454)	(2,311,910)
Other income	1,770,324	1,557,879	3,328,203
Segment profit (loss)	(812,470)	361,122	(451,348)

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

16.	Segment reporting (continued)

Assets and liabilities by segment
			December 31, 2011

	Canada	China	Total
	$	$	$
Current assets	258,199	7,128,571	7,386,770
Non-current assets	14,545,540	244,463	14,790,003
Current liabilities	220,724	7,494,378	7,715,102

			December 31, 2010

	Canada	China	Total
	$	$	$
Current assets	809,923	15,600,184	16,410,107
Non-current assets	6,999,651	290,502	7,290,153
Current liabilities	341,231	13,128,608	13,469,839

			January 1, 2010

	Canada	China	Total
	$	$	$
Current assets	5,199,706	3,508,015	8,707,721
Non-current assets	5,508,346	317,627	5,825,973
Current liabilities	165,494	5,038,350	5,203,844

17.	Financial instruments and fair value

As explained in Note 3, financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of income or comprehensive income. Those categories are: fair value through profit or loss; loans and receivables; and other for liabilities.

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

17.	Financial instruments and fair value (continued)

The following table summarizes the carrying  value of financial assets and liabilities at December 31, 2011 and 2010 and January 1, 2010.

	December 31,	December 31,	January 1,
	2011	2010	2010
Assets	$	$	$
Cash and cash equivalents	6,696,805	6,003,832	3,505,268
Short-term investments	-	293,770	2,475,936
Receivables	52,618	57,387	370,767

Marketable securities	10,500	25,200	35,700
Loan receivable	-	9,074,136	-

Liabilities
Account payable and accrued liabilities	5,203,087	5,066,688	5,201,594

The carrying value of the Company’s financial assets and liabilities approximate their fair value.

Financial risk factors

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

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities,

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is derived from prices), and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The marketable securities are measured at fair value based on quoted market price (level 1).

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

17.	Financial instruments and fair value (continued)

Credit risk

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

i.
Cash and cash equivalents – In order to manage credit and liquidity risk the Company places its short-term investment funds into government and Canadian bank debt securities with terms of 90 days or less when acquired. At December  31, 2011, the balance of $6.7 million was placed with three institutions.

ii.	Short-term investments – These are guaranteed investment certificates with maturities of greater than ninety days, but less than one year, when acquired. At December 31, 2011, these totalled $Nil.

Foreign exchange risk

The Company’s functional currency is the Canadian dollar in Canada and RMB in China. The most of the foreign currency risk is related to US dollar funds. Therefore the Company’s net earnings are impacted by fluctuations in the valuation of the US dollar in relation to the Canadian dollar and RMB. The Company did not hold significant amounts of US dollar cash during the year and therefore the impact of the changes in the US dollar foreign exchange rate is insignificant to the Company’s net earnings.

Interest rate risk

The effective interest rate on financial liabilities (accounts payable) ranged up to 1%. The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and short-term investments entered into by the Company bear interest at a fixed rate thus exposing it to the risk of changes in fair value arising from interest rate fluctuations. Short term investments are invested in high grade, highly liquid instruments and the Company exposes itself to variable interest rate fluctuations. A 1% increase in the interest rate in Canada will have a net (before tax) income effect of $67,499, assuming the foreign exchange rate remains constant.

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

17.	Financial instruments and fair value (continued)

Liquidity risk

Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. As at December 31, 2011, the Company has $6.7 million cash which includes $4.7 million in Mingzhong to be used for the final payment for the acquisition of the Changkeng exploration permit. The remaining cash balance available to fund exploration and general corporate requirements is $2 million, and is held primary in the Company’s Chinese Subsidiaries.  The Company may face delays repatriating funds held in China if at any time the Company needs additional resources to enable it to undertake projects elsewhere in the world.   There are certain restrictions on the repatriation of funds held in China.  Under Chinese law, repatriation of the funds the Company currently holds in China, which were contributed by way of capital injection, would require approval of the relevant government authorities or designated banks in China or both.  The Company plans on meeting any additional short-term cash requirements through funds advanced from Minco Silver.  In addition, the Company may raise funds through the sale of its equity investment in Minco Silver.  The market for these instruments is liquid and the Company does not foresee a loss of capital due to liquidity risk.

18.	Capital management

The Company’s objectives in the managing of the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, common share purchase warrants, contributed surplus, accumulated and other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. As at December 31, 2011, the Company does not have any long-term debt.

The Company plans on meeting any additional short-term cash requirements through funds advanced from Minco Silver.  In addition, the Company could raise funds through the sale of its equity investment in Minco Silver.  The market for these instruments is liquid and the Company does not foresee a loss of capital due to liquidity risk.

19.           First-time adoption of IFRS

In preparation of these consolidated financial statements, the financial statements for the year ended December 31, 2010 have been adjusted from amounts reported previously in the financial statements prepared in accordance with Canadian GAAP. An explanation of the adjustments for the year ended December 31, 2010 and the statement of financial position as of January 1, 2010 is set out in Note 20 of the consolidated financial statements for the year ended December 31, 2011 and 2010.

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

19.First-time adoption of IFRS (continued)
	December 31, 2010			January 1, 2010
	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS
Assets	$	$	$	$	$	$
Current assets
Cash and cash equivalents	6,003,832	-	6,003,832	3,505,268	-	3,505,268
Short-term investments	293,770	-	293,770	2,475,936	-	2,475,936
Marketable securities	25,200	-	25,200	35,700	-	35,700
Receivables	57,387	-	57,387	370,767	-	370,767
Due from related parties	839,305	-	839,305	2,229,861	-	2,229,861
Loan receivable	9,074,136	-	9,074,136	-	-	-
Prepaid expenses and deposits	116,477	-	116,477	85,572	-	85,572
Assets of discontinued operation	-	-	-	4,617	-	4,617
	16,410,107	-	16,410,107	8,707,721	-	8,707,721

Long-term deposit	64,512	-	64,512	51,764	-	51,764
Property, plant and equipment	260,170	30,332	290,502	297,660	26,769	324,429
Equity investment in Minco Silver	7,125,366	(190,227)	6,935,139	5,494,836	(88,641)	5,406,195
Assets of discontinued operation	-	-	-	43,585	-	43,585
	23,860,155	(159,895)	23,700,260	14,595,566	(61,872)	14,533,694
Liabilities
Current liabilities
Accounts payable and accrued liabilities	5,066,688	-	5,066,688	5,203,844	-	5,201,594
Advanced from minority shareholder	764,345	-	764,345	-	-	-
Due to related party	7,638,806	-	7,638,806	-	-	-
Liabilities of discontinued operation	-	-	-	-	-	2,250
	13,469,839	-	13,469,839	5,203,844	-	5,203,844
Equity
Share capital	40,335,033		40,335,033	38,553,755	-	38,553,755
Contributed surplus	5,407,352	(51,399)	5,355,953	5,627,841	94,219	5,722,060
Accumulated other comprehensive income	-	(63,252)	(63,252)	-	-	-
Deficit	(37,796,074)	(45,244)	(37,841,318)	(37,283,301)	(156,091)	(37,439,392)
	7,946,311	(159,895)	7,786,416	6,898,295	(61,872)	6,836,423
Non-controlling interest	2,444,005	-	2,444,005	2,493,427	-	2,493,427
	10,390,316	(159,895)	10,230,421	9,391,722	(61,872)	9,329,850
	23,860,155	(159,895)	23,700,260	14,595,566	(61,872)	14,533,694

MINCO GOLD CORPORATION
(An exploration stage enterprise) Notes to the Consolidated Financial Statements For the years ended December 31, 2011 and 2010
(in Canadian dollars)

19.	First-time adoption of IFRS (continued)

December 31, 2010
$

Total comprehensive loss as per reported under Canadian GAAP	(512,773)

Loss attributable to non-controlling interest	(49,422)
Foreign exchange loss	(3,091)
Share based compensation	145,618

Share of loss from equity investment in Minco Silver	(31,680)

(451,348)
Cumulative translation loss	(63,252)

Total comprehensive loss as per reported under IFRS	(514,600)

(a)	Functional currency

Under Canadian GAAP, all the Company's subsidiaries were integrated foreign operations. Therefore, monetary items were translated at year-end rates and non-monetary items were translated at historic rates with all foreign currency gains and losses recognized in profit or loss.

IFRS requires that the functional currency of each subsidiary of the Company be determined separately. It was determined that, as at the transition date, the functional currency of Minco Gold Corporation is Canadian dollars and the functional currency of the Company’s Chinese subsidiaries is RMB.

In accordance with the IFRS 1 optional exemptions, the Company has elected to transfer the currency translation differences recognized as a separate component of shareholders’ equity, to deficit on the transition date.

19.	First-time adoption of IFRS (continued)

(b)	Share based compensation

Under Canadian GAAP, for the purpose of accounting for stock based compensation, an individual was classified as an employee when the individual was consistently represented to be an employee under law. Under IFRS, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS.

Under Canadian GAAP, forfeitures were recognized as they occurred. Under IFRS, the forfeiture rate is estimated up front and factored into the number of stock options expected to vest.

Under Canadian GAAP, the Company recorded stock based compensation on a straight-line basis over the vesting period.  Under IFRS, the Company records share based compensation for each tranche within an award over the vesting period of the corresponding tranche.

In accordance with the IFRS 1 optional exemptions, the Company has elected to apply IFRS 2 only to unvested options as of January 1, 2010.

(c)	Equity Investment in Minco Silver

As result of adopting IFRS, Minco Silver Corporation started to record cumulative translation adjustments (“CTA”) in its other comprehensive income as of January 1, 2010.

When the Company records it share of changes in Minco Silver’s net asset, it also needs to record its share of Minco Silver’s CTA.

(d)	Statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

20.	Subsequent event

On March 28, 2012, the Company granted stock options to purchase 2,000,000 common shares to various  employees, consultants and directors at an exercise price of $0.67 per common share that vest over an 18-month period from the issue date. The options expire in March 2017.

Minco Silver Corporation
(A development stage enterprise)

Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

Management's Responsibility for Financial Reporting

The consolidated financial statements are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board and include certain estimates that reflect management’s best judgments on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

The Audit Committee of the Board of Directors is composed of three Directors and meets quarterly with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

Dr. Ken Cai	Paul Zhang, C.A.
President and CEO	CFO and VP Finance

Vancouver, Canada
March 27, 2012

March 29, 2012

Independent Auditor’s Report

To the Shareholders of Minco Silver Corporation

We have audited the accompanying consolidated financial statements of Minco Silver Corporation and its subsidiaries, which comprise the consolidated statement of financial position as at  December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of operations and net loss, comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Minco Silver Corporation and its subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and their cash flows for each of the two years in the period ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

Index

Page

Consolidated Financial Statements	5 - 9

Consolidated Statements of Financial Position	5

Consolidated Statements of Operations and Net Loss	6

Consolidated Statements of Comprehensive Loss	7

Consolidated Statements of Changes in Shareholders’ Equity	8

Consolidated Statements of Cash Flows	9

Notes to the Consolidated Financial statements		10 - 41

1	General information	10

2	Basis of preparation and adoption of IFRS	10

3	Summary of significant accounting policies	11

4	Critical accounting estimates and judgments	18

5	Cash and cash equivalents	19

6	Short-term investments	20

7	Prepaid expenses and deposits	20

8	Loan receivable	21

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

9	Mineral interests	21

10	Property, plant and equipment	23

11	Share capital and contributed surplus	24

12	Income taxes	28

13	Related party transactions	29

14	Geographical information	32

15	Commitments	34

16	Financial instruments and fair values	34

17	Capital management	37

18	First-time adoption of IFRS	37

19	Subsequent event	41

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

	December 31,	December 31,	January 1,
	2011	2010	2010
Assets	$	$	$

Current assets
Cash and cash equivalents (notes 5 and 13(a))	27,574,152	5,110,554	847,439
Short-term investments (note 6)	40,058,042	24,086,725	10,288,326
Receivables	674,973	327,755	94,779
Prepaid expenses and deposits (note 7)	2,705,760	504,417	285,356
	71,012,927	30,029,451	11,515,900

Loan receivable (note 8)	-	-	8,290,441
Mineral interests (note 9)	17,811,322	12,141,851	8,688,726
Property, plant and equipment (note 10)	751,463	681,924	238,309
	89,575,712	42,853,226	28,733,376

Liabilities

Current liabilities
Accounts payable and accrued liabilities	539,576	521,409	295,868
Due to related party (note 13(a))	429,114	839,304	2,099,179
	968,690	1,360,713	2,395,047
Shareholders’ equity

Share capital (note 11(a))	104,804,411	58,491,460	37,046,993
Contributed surplus (note 11(b))	15,026,739	9,185,991	11,005,725
Accumulated other comprehensive income (loss)	742,002	(189,650)	-
Deficit	(31,966,130)	(25,995,288)	(21,714,389)
	88,607,022	41,492,513	26,338,329

Total liabilities and equity	89,575,712	42,853,226	28,733,376

Commitments (note 15) Subsequent event (note 7(d) and 19)
The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

(signed) Chan-Seng Lee Director	(signed) George Lian Director

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

	2011	2010
	$	$
Administrative expenses
Accounting and audit	248,318	183,069
Amortization	167,381	57,473
Consulting	350,155	512,300
Directors' fees	59,250	71,000
Field office expenses	395,957	359,826
Foreign exchange (gain) loss	(918,736)	771,644
Investor relations	557,014	699,209
Legal, regulatory and filing	282,863	119,593
Office administration expenses	104,194	103,272
Property investigation	41,781	40,682
Rent	253,142	136,281
Salaries and benefits	314,114	272,513
Share-based compensation (note 11(b))	4,757,454	2,190,892
Travel and transportation	61,179	87,131
	6,674,066	5,604,885

Operating loss	(6,674,066)	(5,604,885)

Gain on loan settlement (note 8)	-	1,198,417

Finance and other income	703,224	125,569

Net loss for the year	(5,970,842)	(4,280,899)

Loss per share – basic and diluted	(0.11)	(0.10)

Weighted average number of common shares outstanding – basic and diluted	56,985,762	43,790,214

The accompanying notes are an integral part of these consolidated financial statements.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

	2011	2010
	$	$
Net loss for the year	(5,970,842)	(4,280,899)

Other comprehensive income (loss)
Exchange differences on translation from functional to presentation currency	931,652	(189,650)

Comprehensive loss for the year	(5,039,190)	(4,470,549)

The accompanying notes are an integral part of these consolidated financial statements.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

		Changes in Shareholders’ Equity
				Accumulated
				other
	Number of	Share	Contributed	comprehensive
	Shares	capital	surplus	income (loss)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2010	40,613,669	37,046,993	11,005,725	-	(21,714,389)	26,338,329

Net loss for the year	-	-	-	-	(4,280,899)	(4,280,899)

Exchange differences from translation
from functional to presentation
currency	-	-	-	(189,650)	-	(189,650)

Share-based compensation	-	(27,222)	3,077,596	-	-	3,050,374
Proceeds from private placement	2,300,000	3,345,412	539,223	-	-	3,884,635
Proceeds on issuance of shares from
exercise of options	2,408,861	5,865,267	(2,412,134)	-	-	3,453,133
Proceeds on issuance of shares from
exercise of warrants	4,296,089	12,261,010	(3,024,419)	-	-	9,236,591
Balance - December 31, 2010	49,618,619	58,491,460	9,185,991	(189,650)	(25,995,288)	41,492,513
Balance - January 1, 2011	49,618,619	58,491,460	9,185,991	(189,650)	(25,995,288)	41,492,513

Net loss for the year	-	-	-	-	(5,970,842)	(5,970,842)

Exchange differences from translation
from functional to presentation
currency	-	-	-	931,652	-	931,652

Share-based compensation	-	-	6,745,591	-	-	6,745,591
Proceeds on issuance of common
shares in bought deal	7,600,000	41,393,649	775,103	-	-	42,168,752
Proceeds on issuance of shares from
exercise of options	535,965	2,448,151	(1,233,020)	-	-	1,215,131
Proceeds on issuance of shares from
warrant exercises	941,500	2,471,151	(446,926)	-	-	2,024,225
Balance - December 31, 2011	58,696,084	104,804,411	15,026,739	742,002	(31,966,130)	88,607,022

The accompanying notes are an integral part of these consolidated financial statements.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

	2011	2010
	$	$
Cash flow from operating activities
Net loss for the year	(5,970,842)	(4,280,899)
Adjustments for:
Share-based compensation (note 11(b))	4,757,454	2,190,892
Amortization	167,381	57,473
Foreign exchange (gain) loss	(751,496)	-
Gain on loan settlement	-	(1,198,417)

Changes in items of working capital:
Receivables	(342,083)	(223,308)
Prepaid expenses and deposits	(2,163,244)	(223,786)
Accounts payable and accrued liabilities	9,875	228,158
Due to related parties (note 13(b))	(485,019)	(1,269,982)
Net cash used in operating activities	(4,777,974)	(4,719,869)

Cash flow from financing activities
Proceeds from stock option and warrant exercises	3,239,356	12,689,724
Net proceeds from the issuance of common shares	42,168,752	3,884,636
Net cash generated from financing activities	45,408,108	16,574,360

Cash flow from investing activities
Development costs	(2,701,146)	(2,738,282)
Property, plant and equipment	(205,561)	(504,128)
Proceeds from loan settlement	-	12,121,340
Loan receivable	-	(2,632,482)
Short-term investments	(16,110,515)	(13,849,801)
Net cash used in investing activities	(19,017,222)	(7,603,353)

Effect of exchange rates on cash	850,688	11,977

Increase in cash and cash equivalents	22,463,598	4,263,115
Cash and cash equivalents - Beginning of year	5,110,554	847,439
Cash and cash equivalents - End of year	27,574,152	5,110,554

The accompanying notes are an integral part of these consolidated financial statements.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

1.	General information

Minco Silver Corporation (“Minco Silver” or the “Company”) is a development stage enterprise, engaged in exploring, evaluating and developing silver-dominant mineral properties and projects in China. Minco Silver was incorporated on August 20, 2004 under the laws of British Columbia, Canada and its Common Shares are listed on the Toronto Stock Exchange (“TSX”). The Company trades under the symbol “MSV” and its registered office is 2772 – 1055 West Georgia Street, Vancouver, British Columbia, Canada.

As at December 31, 2011, Minco Gold Corporation (“Minco Gold”) owned a 22.15% (December 31, 2010 – 26.2%) equity interest in Minco Silver.

2.	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”).  In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and to require publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011.  Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

The consolidated financial statements have been prepared in compliance with IFRS as issued by IASB. Subject to certain transition elections and exemptions disclosed in Note 18, the Company has consistently applied the accounting policies used in the preparation of its opening IFRS statement of financial position at January 1, 2010 throughout all periods presented, as if these policies had always been in effect.  Note 18 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.

These financial statements were approved by the Audit Committee for issue on March 27, 2012.

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

3.	Summary of significant accounting policies

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

Consolidation

These consolidated financial statements include the accounts of Minco Silver Corporation and its wholly owned subsidiaries, Minco Silver Ltd., Minco Yinyuan Co. and Minco Silver (US) Corporation. In addition, these consolidated financial statements include the accounts of Foshan Minco Fuwan Mining Co. Ltd. (“Foshan Minco”). Foshan Minco is legally owned by Minco Mining (China) Corporation, (“Minco China”) a subsidiary of Minco Gold, in trust for Minco Silver.  As a result of this structure Minco Silver must advance funds through Minco Gold and Minco China in order to fund the activities of Foshan Minco.  Foshan Minco is subject to a 10% net profit interest held by Guangdong Geological Bureau (“GGB”).

Subsidiaries are those entities which the Company controls by having the power to govern the financial and operating policies.  Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are de-consolidated from the date that control ceases.  All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Foreign currency translation

(i) Functional and presentation currency

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of Minco Silver Corporation is Canadian dollars.

The functional currency of the Company’s Chinese subsidiaries is Renminbi (“RMB”).

The financial statements of the Company’s Chinese subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

All resulting changes are recognized in other comprehensive income (loss) as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

3.           Summary of significant accounting policies (continued)

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency of an entity using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.  Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i) Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statement of income. Gains and losses arising from changes in fair value are presented in the consolidated statement of income within other gains and losses in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as non-current.

(ii) Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash and cash equivalents, short-term investments, receivables, and deposits and the loan receivable.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

3.           Summary of significant accounting policies (continued)

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

Cash and cash equivalents comprise cash at banks and on hand and guaranteed investment certificates with initial maturities of less than three months. Short-term investments comprise guaranteed investment certificates with initial maturity of greater than three months

(iii) Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable and accrued liabilities and amounts due to related parties.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit or loss) is impaired.

The criteria used to determine if objective evidence of an impairment exists include:

(i)	significant financial difficulty of the obligor;
(ii)	delinquencies in interest and principal payments; and
(iii)	it becomes probable that the borrower will enter bankruptcy or other financial reorganization.

For equity securities, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired

Financial assets carried at amortized cost: If evidence of impairment exists, the Company recognizes an impairment loss as the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost and available-for-sale debt instruments are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.  Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably.  .

The carrying amount of a replaced asset is derecognized when replaced.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

3.           Summary of significant accounting policies (continued)

The major categories of property, plant and equipment are depreciated on a straight-line basis as follows:

Computer, Office Equipment and Furniture	5 years
Mining Equipment	5 years
Site Motor Vehicles	10 years
Leasehold Improvements	3 years

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the consolidated statement of income.

Impairment losses are included in as part of other gains and losses on the consolidated statement of income.

Exploration and evaluation costs

Exploration and evaluation costs include costs to acquire the rights to explore, geological studies, exploratory drilling and sampling and directly attributable administrative costs.

Exploration and evaluation costs relating to non-specific projects or properties or those incurred before the Company has obtained legal rights to explore an area are expensed in the period incurred. In addition, exploration and evaluation costs other than direct acquisition costs are expensed before a mineral resource is identified as having economic potential.

Exploration and evaluation costs are capitalized as mineral interests when a mineral resource is identified as having economic potential on a property. A mineral resource is considered to have economic potential when it is expected that documented resources can be legally and economically developed considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

i) There is a probable future benefit that will contribute to future cash inflows;

ii) The Company can obtain the benefit and control access to it;

iii) The transaction or event giving rise to the benefit has already occurred.

Once the technical feasibility and commercial viability of the extraction of resources from a particular mineral property has been determined, mineral interests are reclassified to mine properties within property, plant and equipment and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs relating to any producing mineral interests would be amortized on a unit –of-production basis over the estimated ore reserves. Costs incurred after the property is placed into production that increase production volume or extend the life of a mine are capitalized.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

3.            Summary of significant accounting policies (continued)

Proceeds from the sale of properties or cash proceeds received from option payments are recorded as a reduction of the related mineral interest.

Impairment of non-financial assets

The recoverability of mineral interests is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to option its resource properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

The Company performs impairment tests on property, plant and equipment and mineral interests when events or circumstances occur which indicate the assets may not be recoverable. Impairment assessments are carried out on project by project basis with each project representing a single cash generating unit.

When impairment indicators are identified, an impairment loss is recognized for any amount by which the asset’s carrying value exceeds its recoverable amount.  The recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Share-based payments

The Company grants stock options to directors, officers, employees and service providers. Each tranche in an award is considered a separate award with its own vesting period. The Company applies the fair-value method of accounting for share-based payments and the fair value is calculated using the Black-Scholes option pricing model.

Share-based payments for employees and others providing similar services is determined based on the grant date fair value. Share-based payments for non-employees is determined based on the fair value of the goods/services received or option granted measured at the date on which the Company obtains such goods/services.

Compensation expense is recognized over each tranche’s vesting period, in earnings or capitalized as appropriate, based on the number of awards expected to vest. If stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

3.           Summary of significant accounting policies (continued)

Provision for restoration and rehabilitation

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation as a result of exploration and development activities undertaken; it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of the provision can be measured reliably. The estimated future obligation includes the cost of removing facilities, abandoning sites and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date. The estimated cost is capitalized into the cost of the related asset and amortized on the same basis as the related assets.

If the estimated cost does not relate to an asset, it is charged to earnings in the period in which the event giving rise to the liability occurs.

As at December 31, 2011 and 2010, the Company did not have any provision for restoration and rehabilitation.

Income tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Earnings per share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. If the Company incurs net losses in a fiscal year, basic and diluted loss per share are the same.

Share capital

Common shares are classified as equity.  Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

3.            Summary of significant accounting policies (continued)

Accounting standards and amendments issued but not yet adopted

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted.  The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

i.
IFRS 7, Financial Instruments: Disclosures, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after July 1, 2011, with earlier application permitted.

ii.
IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets.  It replaces the multiple categories and measurement models in IAS 39, Financial Instruments – Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss.  IFRS 9 also replaces the models for measuring equity instruments.  Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirement in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit or loss are generally recorded in other comprehensive income. The provisions of IFRS 9 are effective for annual periods beginning on or after January 1, 2015.

iii.
IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating of an entity so as to obtain benefits from its activities.  IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

iv.
IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

3.           Summary of significant accounting policies (continued)

v.
IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities.  The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

vi.
IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

There have been amendments to existing standards, including IAS 27 and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

vii.
IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in other comprehensive income into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

viii.
IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine.  Stripping activity may create two types of benefits: i) inventory produced and ii) improved access to ore.  Stripping costs associated with the former should be accounted for as a current production cost in accordance with IAS 2, Inventories.  The latter should be accounted for as an addition to or enhancement of an existing asset.

4.            Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the company has made in the preparation of the financial statements:

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

4.           Critical accounting estimates and judgments (continued)

Impairment

In accordance with the Company’s accounting policy, the Company’s mineral interest is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, silver prices, future plans for the Company’s mineral properties and mineral resources and/or reserve estimates.

Management has assessed impairment indicators on the Company’s mineral interest and has concluded that no impairment indicator existed as of December 31, 2011.

5.           Cash and cash equivalents

	December 31, 2011
	Amount in original currency	Canadian dollar equivalent
		$
Cash denominated in Canadian dollars	9,665,106	9,665,106
Cash denominated in US dollars	15,851,316	16,166,757
Cash denominated in Chinese RMB	10,875,368	1,742,289
		27,574,152

	December 31, 2011
	Amount in original currency	Canadian dollar equivalent
		$
Cash denominated in Canadian dollars	765,246	765,246
Cash denominated in US dollars	177,628	177,664
Cash denominated in Chinese RMB	27,557,295	4,167,644
		5,110,554

	December 31, 2011
	Amount in original currency	Canadian dollar equivalent
		$
Cash denominated in Canadian dollars	739,085	739,085
Cash denominated in US dollars	37,165	39,061
Cash denominated in Chinese RMB	451,594	69,293
		847,439

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

5.           Cash and cash equivalents (continued)

Under Chinese law, cash advanced to the Company’s Chinese subsidiaries as registered share capital are maintained in the subsidiaries’ registered capital bank account. Remittance of these funds back to Canada may require approvals by the relevant government authorities or designated banks in China or both.

6.           Short-term investments

As at December 31, 2011, short-term investments consisted of cashable guaranteed investment certificates.  The yields on these investments were between 0.95% to 1.65%.

As at December 31, 2010, short-term investments consisted of cashable guaranteed investment certificates ($8.1 million) and discount notes ($16.0 million).  The yields on these investments were between 0.4% to 1.6%.

As at January 1, 2010, short-term investments consisted of cashable guaranteed investment certificates ($10.3 million).  The yields on these investments were between 0.65% to 0.8%.

7.           Prepaid expenses and deposits

In order to increase Minco Silver’s registered share capital in Foshan Minco, Minco Silver entered into a trust agreement with Minco Gold and Minco China and advanced US$10 million to Minco China via Minco Gold (refer to Note 13). These funds are intended to be used for the development of the Fuwan Silver project by Foshan Minco.

Minco China is required to exchange the US$10 million into RMB, before the money can be used to increase the registered share capital of Foshan Minco. The exchange of US dollars into RMB requires approval from the State Administration of Foreign Exchange  (“SAFE”).

In order to obtain SAFE approval to effect the foreign currency exchange, Minco China, on behalf of Minco Silver entered into the following purchase and sales transactions:

(a)
In December 2011, Minco China entered into an agreement with China Material Storage and Transportation Company (“CMST”) in which Minco China agreed to purchase 2000 tons of the rolled plate of coil coating at a price of RMB 6,000 per ton. According to a supplemental agreement signed by Minco China and CMST, Minco China had paid RMB 12 million as a prepayment on the purchase as at December 31, 2011.

(b)
In December 2011, the Company entered into an agreement with Beijing Zhongchujinlian Trade Limited Company (“BZT”) in which Minco China agreed to sell 2000 tons of the rolled plate of Coil Coating at a price of RMB 6,010 per ton in early 2012. Minco China expects to receive payment from BZT by the end of March 31, 2012.

(c)
In January 2012, Minco China engaged Beijing Guofufengtian Investment Advisory Company Limited (“BGI”) to assist in the completion of the above transaction and BGI will be paid a consultancy fee of 3.5% of the equivalent RMB exchanged.

(d)	Subsequent to year end, the Company received RMB 9 million from BZT.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

8.           Loan receivable

Sterling loan settlement

As of December 31, 2009, the Company had a loan receivable from Sterling Mining Company (“Sterling”), in the amount of $8,290,441.  On June 4, 2010 the Company received US$11.7 million ($12.1 million) from Sterling for the repayment of all amounts advanced and incurred, with the interest.  The Company recognized a gain in the amount of $1.2 million which represents the difference between the funds received and the amount recorded as loan receivable immediately prior to the receipt of the repayment.

(a)	Break fee

On March 12, 2009, Minco Silver filed a proof of claim with the U.S. Bankruptcy Court in Idaho to collect a break fee, in the amount of US$2,750,000.  The break fee was agreed upon in the original letter of intent to acquire Sterling.

The Company is in the legal process of seeking to recover the break fee and relevant costs.  The ultimate outcome is uncertain.

9.           Mineral interests

(a)	Fuwan Silver Deposit

Minco Silver has a 100% beneficial interest in Foshan Minco, the operating company and permit holder for the Fuwan project, subject to a 10% net profit interest held by GGB. There will be no distributions to or participation by GGB, until such time as Minco Silver’s investment in the project is recovered. GGB is not required to fund any expenditures related to the Fuwan project. The permit for the Fuwan project is the Luoke-Jilinggang exploration permit, which was renewed on August 11, 2011. The new exploration permit granted by the Ministry of Land and Resources of China is for a two-year period ending on July 20, 2013.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

9.             Mineral interests (continued)

The following is a summary of project development costs capitalized to mineral interests from January 1, 2010 to December 31, 2011.

	2011	2010
	$	$
Opening Balance – January 1	12,141,851	8,688,726
Consulting fees	908,480	887,157
Drilling	965	39,332
Salaries and benefits	358,818	426,919
Share-based compensation	1,988,135	859,482
Mining design costs	130,783	265,896
Mining license application	874,801	458,387
Environment impact assessment	20,545	185,233
Travel	73,124	213,559
Other development costs	194,870	261,050
Foreign exchange	1,118,950	(143,890)
Ending Balance – December 31	17,811,322	12,141,851

(b)	Fuwan Silver Belt

In 2005, the Company acquired three additional silver exploration permits on the Fuwan belt, referred to as the Guanhuatang Property, the Hecun Property and the Guyegang-Sanyatang Property at a cost of $267,427 (RMB 1,500,000). These three permits expire in 2012 and are currently held by Minco China in trust for Minco Silver.

During the year ended December 31, 2011, the Company did not conduct any regional exploration activities, except for maintaining the three exploration permits.

(c)	Changkeng Silver Mineralization

Minco Gold has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization in 2005 to the Company in exchange for common shares of Minco Silver. Minco Gold is responsible for all the costs related to the gold mineralization on the Changkeng Property; Minco Silver is responsible for the costs related to the silver mineralization. Changkeng exploration permit expires on September 10, 2013.

During the year ended December 31, 2011, the Company did not conduct any regional exploration activities, except for maintaining the exploration permit.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

10.           Property, plant and equipment

				Office
	Leasehold	Mining		equipment and
	improvements	equipment	Motor vehicles	furniture	Total
	$	$	$	$	$
At January 1, 2010:
Cost	53,227	3,075	155,820	171,509	383,631
Accumulated depreciation	(21,987)	(1,401)	(36,645)	(85,289)	(145,322)
Net book value	31,240	1,674	119,175	86,220	238,309

Year ended December 31, 2010
At January 1, 2010:	31,240	1,674	119,175	86,220	238,309
Additions	140,567	-	277,551	93,185	511,303
Depreciation	(7,151)	(1,334)	(16,874)	(32,114)	(57,473)
Exchange differences	(1,271)	(237)	(2,999)	(5,708)	(10,215)
At December 31, 2010	163,385	103	376,853	141,583	681,924

At December 31, 2010
Cost	192,522	2,838	430,372	258,987	884,719
Accumulated depreciation	(29,138)	(2,735)	(53,519)	(117,403)	(202,794)
Net book value	163,384	103	376,853	141,584	681,924

Year ended December 31, 2011
At January 1, 2011	163,384	103	376,853	141,584	681,924
Additions	161,965	-	-	41,748	203,713
Disposals	-	-	-	(3,685)	(3,685)
Depreciation	(77,989)	(1,274)	(40,455)	(47,455)	(167,173)
Exchange differences	12,695	1,171	16,034	6,784	36,684
At December 31, 2011	260,055	-	352,432	138,976	751,463

At December 31, 2011
Cost	367,182	4,009	446,406	303,834	1,121,431
Accumulated depreciation	(107,127)	(4,009)	(93,974)	(164,858)	(369,968)
Net book value	260,055	-	352,432	138,976	751,463

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

11.           Share capital and contributed surplus

(a)	Common Shares and Contributed Surplus

Authorized: Unlimited number of common shares without par value.

Issued:

On March 3, 2011 the Company closed a public offering (the “Offering”) of 7,600,000 common shares at a price of $5.95 per share for gross proceeds of $45,220,000.  The offering was underwritten by a syndicate of underwriters.  In consideration for their services, the underwriters received a cash commission equal to 5.5% of the gross proceeds and an aggregate of 418,000 compensation warrants.  Each compensation warrant allows the underwriters to purchase one common share of the Company at $5.95 for a period of 18 months following the closing of the Offering.

(b)	Stock Options

The Company may grant up to 15% of its issued and outstanding shares as options to its directors, officers, employees and consultants under its stock option plan. The Company’s board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.  These options are equity settled.

On January 14, 2011, the Company granted stock options for 2,803,000 common shares at an exercise price of $5.36 that vest over an 18-month period from the issue date to its employees and directors.

The Company recorded $6,745,591 of share-based compensation for the year ended December 31, 2011. A share-based compensation expense of $4,757,454 was recorded in the statement of income and share-based compensation expense of $1,988,137 was capitalized to mineral interest.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

11.           Share capital and contributed surplus (continued)

A summary of the options outstanding is as follows:

	Number outstanding	Weighted average exercise price
		$

January 1, 2010	4,273,666		1.68

Granted	1,662,731		2.90
Exercised	(2,408,861)		1.43
Forfeited	(496,700)		1.26
Expired	(90,000)		1.25

December 31, 2010	2,940,836		2.33

Granted	2,803,000		5.25
Exercised	(535,965)		2.27
Forfeited	(854,667)		4.17

December 31, 2011	4,353,204		3.85

The weighted average share price the day these options were exercised was $4.36 (2010 - $4.95).

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

11.          Share capital and contributed surplus (continued)

	Options outstanding			Option exercisable

Range of exercise prices	Number outstanding	Weighted average remaining contractual Life (year)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
1.05-1.50	777,002	1.92	1.11	550,001	1.12
1.51-2.25	319,536	2.83	1.95	232,870	1.98
2.26-3.00	345,000	0.72	2.58	305,000	2.61
3.01-3.65	516,666	2.52	3.32	483,332	3.30
3.66-5.35	625,000	4.52	5.00	-	-
5.36-6.45	1,770,000	4.04	5.40	581,659	5.40
	4,353,204	3.20	3.85	2,152,862	3.07

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2011	2010

Risk-free interest rate	0.78%-2.56%	1.31% - 2.68%
Dividend yield	0%	0%
Volatility	68%-110%	87% - 127%
Forfeiture rate	25%	26%
Estimated expected lives	5 years	5 years

Option pricing models require the use of subjective estimates and assumptions including the expected stock price volatility.  The stock price volatility is calculated based on the Company’s historical volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

11.           Share capital and contributed surplus (continued)

(c)           Warrants

A summary of warrants outstanding is as follows:

	Number outstanding	Weighted average exercised price
		$
Balance, January 1, 2010	4,087,590	2.15

Warrants issued	1,150,000	2.15
Warrants exercised	(4,296,089)	2.15
Warrants expired	(1)	2.15

Balance, December 31, 2010	941,500	2.15

Warrants issued	418,000	5.95
Warrants exercised	(941,500)	2.15

Balance, December 31, 2011	418,000	5.95

The Company used the Black-Scholes option pricing model to determine the fair value of the warrants with the following assumptions

	2011	2010
Risk-free interest rate	1.87%	1.40%-1.84%
Dividend yield	0%	0%
Volatility	66%	78%-80%
Estimated expected lives	1.5 years	1 year

As at December 31, 2011, the weighted-average remaining contractual life of the outstanding warrants is 0.68 years.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

12.           Income taxes

The Company has two subsidiaries and one branch in China which are Minco Yinyuan, Foshan Minco and Foshan Minco Beijing Branch. Foshan Minco is legally owned by Minco China, a subsidiary of Minco Gold, in trust for Minco Silver through trust agreements.

The operating results of these two subsidiaries and one branch are included in the Company’s tax reporting for Canadian tax purposes.

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the following items:

	2011 $	2010 $

Loss before income taxes	(5,970,843)	(4,280,899)
Statutory income tax rate	26.5%	28.50%
Expected tax recovery at statutory income tax rate	(1,582,273)	(1,220,056)
Non-deductible expenses and other items	1,366,125	611,151
Impact of change in tax rate	51,534	71,464
Change in deferred income tax asset not realized	257,226	465,227
Foreign exchange	(92,612)	72,214

Income tax expense	-	-

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of deferred income tax assets and liabilities at December 31, 2011 and 2010 are as follows:

	2011	2010
	$	$
Deferred income tax assets not recognized
Non-capital losses	2,585,605	2,157,873
Mineral interest	2,294,477	2,294,477
Other	512,698	81,523
	5,392,780	4,533,873

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

12.           Income taxes (continued)

The Company has non-capital losses carry-forward for Canadian income tax purposes which expire as follows:

$

2014	52,800
2015	746,632
2026	1,449,119
2027	998,751
2028	1,003,546
2029	1,940,808
2030	1,990,239
2031	2,160,525

10,342,420

Included in future income tax assets is $22,773,640 of cumulative foreign resource expenses for Canadian income tax purposes which can be carried forward indefinitely and used to reduce future taxable income in Canada. Certain of these non-capital losses and the cumulative foreign resource expenses are related to the Company’s exploration activities in China.

13.           Related party transactions

Funding of Foshan Minco

The Company cannot invest directly in Foshan Minco as Foshan Minco is legally owned by Minco China. All funding supplied by the Company for exploration of the Fuwan Project must first go through Minco China via Minco Gold to comply with Chinese Law. In the normal course of business the Company uses trust agreements when providing cash, denominated in US dollars, to Minco China via Minco Gold for the purpose of increasing the registered capital of Foshan Minco. Minco China is a registered entity in China however it is classified as being a wholly foreign owned entity and therefore can receive foreign investment. Foshan Minco is a Chinese company with registered capital denominated in RMB and therefore can only receive domestic investment from Minco China. Increases to the registered capital of Foshan Minco must be denominated in RMB.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

13.           Related party transactions (continued)

(e)
On June 9, 2011, the Company advanced US$10 million (December 31, 2011 - $10,199,000) to Minco Gold, the ultimate legal shareholder of the Company’s subsidiary Foshan Minco.  During 2011, Minco Gold received government approvals to increase the registered capital of its wholly owned subsidiary, Minco China.  Minco China has undertaken to exchange the US$10 million into RMB and will then invest the funds, on behalf of Minco Silver, to increase the registered capital of Foshan Minco.

In August, 2011, the Company, Minco Gold and Minco China entered into a trust agreement in which Minco Gold and Minco China confirmed they have received the US$10 million, and Minco China is required to exchange these US fund into RMB in order to increase Foshan Minco’s registered share capital. Once all the funds are transferred from Minco China to Foshan Minco, the trust agreement is effectively settled and no repayment is expected by Minco Silver from Minco China.

As at December 31, 2011, Minco China held US$8,110,500 in trust and has undertaken the process to exchange the US$1,889,500 into RMB. Refer to note 7

(f)
 Prior to executing the above transfer of funds, on April 25, 2011, the Company entered into a loan agreement to advance up to US$22 million to Minco China, the immediate legal shareholder of the Company’s subsidiary Foshan Minco. The purpose of this loan was to provide a mechanism to increase the registered capital of Foshan Minco. The loan bore interest at a rate equal to LIBOR plus 3 per cent per annum. The Company advanced US$6 million ($5,860,800) to Minco China under this facility. This loan arrangement was not accepted by SAFE. Accordingly, the Company received repayment of the US$6 million from Minco China on August 19, 2011 and waived the interest on the understanding that the Company’s subsidiary, Foshan Minco, was the beneficiary of the loan.

Shared expenses

Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing and Vancouver.

(a)	Amounts due to related parties as at December 31, 2011 are $429,114 (December 31, 2010 – $839,304, January 1, 2010 - $2,099,179) and consisted of the following:

Amount due to Minco China as at December 31, 2011 of $1,167,282 (December 31, 2010 - $754,066, January 1, 2010 - $703,626) representing expenditures incurred on behalf of Foshan Minco and shared office expenses.

Amount due from Minco Gold as at December 31, 2011 of $738,168 (December 31, 2010 – amount due to of $85,238, January 1, 2010 – amount due to of $1,395,553) representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada.

The amounts due are unsecured, non-interest bearing and payable on demand.

The above two amounts will be net settled and accordingly has been presented as a net balance on the consolidated financial statements.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

13.           Related party transactions (continued)

(b)
In the year ended December 31, 2011, the Company paid or accrued $91,210 (December 31, 2010 – $87,309) in respect of rent and $488,229 (December 31, 2010 – $372,692) in respect of shared office expenses and administration costs to Minco Gold.

The above transactions are conducted in the normal course of business

Key management compensation

In the years ended December 31, 2011 and 2010, the following compensation was paid to key management.  Key management includes the Company’s directors and senior management.  This compensation is included in exploration costs, development costs and administrative costs expenses.

			December 31, 2011

		Share-based
	Cash remuneration	compensation	Total
	$	$	$
Directors	59,250	1,791,826	1,851,076
Senior management	1,016,981	2,857,263	3,874,244

Total compensation	1,076,231	4,649,089	5,725,320

			December 31, 2010

		Share-based
	Cash remuneration	compensation	Total
	$	$	$
Directors	71,000	445,671	516,671
Senior management	1,169,454	615,293	1,784,747

Total compensation	1,240,454	1,060,964	2,301,418

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

14.           Geographical information

The Company’s business is considered as operating in one segment, mineral exploration and development.  The geographical division of the Company’s assets and net loss is as follows:

		Year ended December 31, 2011
	Canada	China	Total
	$	$	$

General and administration	(6,077,515)	(596,551)	(6,674,066)
Other income	703,224	-	703,224

Segment loss	(5,374,291)	(596,551)	(5,970,842)

		Year ended December 31, 2010
	Canada	China	Total
	$	$	$

General and administration	(5,139,681)	(465,204)	(5,604,885)
Other income	1,323,986	-	1,323,986

Segment loss	(3,815,695)	(465,204)	(4,280,899)

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

14.         Geographical information (continued)

Assets by geography
		December 31, 2011
	Canada	China	Total
	$	$	$

Current assets	58,191,756	12,821,171	71,012,927
Non-current assets	10,099	18,552,686	18,562,785
Total assets	58,201,855	31,373,857	89,575,712

		December 31, 2010
	Canada	China	Total
	$	$	$

Current assets	25,180,504	4,848,947	30,029,451
Non-current assets	35,501	12,788,274	12,823,775
Total assets	25,216,005	17,637,221	42,853,226

			January 1, 2010
	Canada	China	Total
	$	$	$

Current assets	5,940,990	5,574,910	11,515,900
Non-current assets	8,351,838	8,865,638	17,217,476
Total assets	14,292,828	14,440,548	28,733,376

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

15.           Commitments

(a)	The Company has commitments in respect of its portion of office leases in China and Canada, requiring minimum payments of $935,020, as follows:

	$

2012		401,149
2013		317,950
2014		161,403
2015		54,518
		935,020

(b)	The Company has commitments in respect of the Fuwan mine design contract requiring payments of RMB 7.1 million (approximately $1.13 million). The payments are anticipated to continue through to 2013.

(c)
The Company has commitments in respect of the Environmental Impact Assessment of the Fuwan Project and other various reports requiring payments of RMB 1.3 million (approximately $200,000).  The payments are anticipated to be made before the end of 2012.

16.           Financial instruments and fair values

As explained in Note 3, financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of operations or comprehensive loss. Those categories are: fair value through profit or loss; loans and receivables; and, for liabilities, amortized cost. The following table shows the carrying values of assets and liabilities for each of these categories at December 31, 2011 and 2010 and January 1, 2010.

	December 31,	December 31,	January 1,
	2011	2010	2010
Loans and receivables	$	$	$
Fair value through profit or loss
Cash and cash equivalents	27,574,152	5,110,554	847,439
Short-term investments	40,058,042	24,086,725	10,288,326
Receivables	674,973	327,755	94,779
Prepaid expenses and deposits	2,705,760	504,417	285,356
Loan receivable	-	-	8,290,441
	71,012,927	30,029,451	19,806,341

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

16.           Financial instruments and fair values (continued)

Other Financial Liabilities	$	$	$
Accounts payable and accrued liabilities	539,576	521,409	295,868
Due to related parties	429,114	839,304	2,099,179
	968,690	1,360,713	2,395,047

The carrying value of the Company’s financial assets and liabilities approximate their fair value.

Fair value measurement

Financial assets and liabilities that are recognized on the balance sheet at fair value can be classified in a hierarchy that is based on significance of the inputs used in making the measurements.  The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities,

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is derived from prices), and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Company has no financial assets or liabilities measured at fair value.

Financial risk factors

The company’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the board of directors. Management identifies and evaluates the financial risks. The board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, and credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

16.           Financial instruments and fair values (continued)

                 Foreign exchange risk
The functional currency of Minco Silver is the Canadian dollar and the functional currency of its Chinese subsidiaries is RMB. Most of the foreign currency risk is related to US dollar funds held by Minco Silver and its Chinese subsidiaries. Therefore the Company’s net earnings are impacted by fluctuations in the valuation of the US dollar in relation to the Canadian dollar and RMB.

The Company does not hedge its exposure to currency fluctuations.  The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$15.9 million monetary assets at year-end.  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- US$1.6 million impact on net loss for the year ended December 31, 2011.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are the cash and cash equivalents and short-term investments owned by the Company.

The Company has completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $1.3 million impact on net loss for the year ended December 31, 2011.  This impact is primarily as a result of the Company holding short-term investments such as guaranteed investment certificates and as a result of the Company having cash invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that noted above.

Liquidity risk

Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Company’s board of directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements. At December 31, 2011, the Company has a positive working capital of approximately $70 million and therefore has sufficient funds to meet its current operating and exploration and development obligations. However, the Company will require significant additional funds to complete its plans for the construction of the Fuwan project.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

17.           Capital management

The Company’s objectives in the managing of the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, common share purchase warrants, contributed surplus, accumulated and other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s board of directors. As at December 31, 2011, the Company does not have any long-term debt and has sufficient funds to meet its current operating and exploration and development obligations.  The Company has been offered, through Foshan Minco, conditional approval for a debt facility agreement in the amount of RMB 300 million (approximately $48.1 million) from the Guangdong Branch of the Industrial and Commercial Bank of China. The main condition precedent is the receipt of the Fuwan Silver mining permit. This facility is available to be used for the construction of the Fuwan Silver Project mine.

18.           First-time adoption of IFRS

In preparation of these annual consolidated financial statements, the financial statements for the year ended December 31, 2010 and the statement of financial position as of January 1, 2010, have been adjusted from amounts reported previously in the financial statements prepared in accordance with Canadian GAAP.  An explanation of these adjustments is set out in the following section.

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

		December 31, 2010			January 1, 2010
Assets	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS
Current assets	$	$	$	$	$	$
Cash and cash equivalents	5,110,554	-	5,110,554	847,439	-	847,439
Short-term investments	24,086,725	-	24,086,725	10,288,326	-	10,288,326
Receivables	327,755	-	327,755	94,779	-	94,779
Loan receivable	-	-	-	-	-	-
Prepaid expenses and deposits	504,417	-	504,417	285,356	-	285,356
	30,029,451	-	30,029,451	11,515,900	-	11,515,900
Non-current assets
Loan receivable	-	-	-	8,290,441	-	8,290,441
Mineral interests (Note 19(a), (b) and (c))	12,960,162	(818,311)	12,141,851	9,000,902	(312,176)	8,688,726
Property, plant and equipment (Note 19 (a))	656,880	25,044	681,924	203,050	35,259	238,309
	43,646,493	(793,267)	42,853,226	29,010,293	(276,917)	28,733,376
Liabilities
Accounts payable and accrued liabilities	521,407	-	521,407	295,868	-	295,868
Due to related party	839,304	-	839,304	2,099,179	-	2,099,179
	1,360,711	-	1,360,711	2,395,047	-	2,395,047
Equity
Share capital (Note 19(b))	58,595,288	(103,828)	58,491,460	37,046,993	-	37,046,993
Contributed surplus (Note 19(b))	8,808,160	377,831	9,185,991	10,525,938	479,787	11,005,725
Accumulated other comprehensive income (Note 19(a) and (c))	-	(189,650)	(189,650)	-	-	-
Deficit (Note 19(a), (b) and (c))	(25,117,666)	(877,620)	(25,995,286)	(20,957,685)	(756,704)	(21,714,389)
	42,285,782	(793,267)	41,492,515	26,615,246	(276,917)	26,338,329
	43,646,493	(793,267)	42,853,226	29,010,293	(276,917)	28,733,376

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

			Year ended
			December 31, 2010

	Cdn GAAP	Adj	IFRS
	$	$	$
Administrative expensed
Accounting and audit	183,069	-	183,069
Amortization	57,473	-	57,473
Consulting	512,300	-	512,300
Directors' fees	71,000	-	71,000
Field office expenses	359,826	-	359,826
Foreign exchange loss (Note 18(a))	807,189	(35,545)	771,644
Investor relations	699,209	-	699,209
Legal, regulatory and filing	119,593	-	119,593
Office administration expenses	103,272	-	103,272
Property investigation	40,682	-	40,682
Rent	136,281	-	136,281
Salaries and benefits	272,513	-	272,513
Share-based compensation (Note 18(b))	2,339,863	(148,971)	2,190,892
Travel and transportation	87,131	-	87,131
	5,789,401	(184,516)	5,604,885
Operating loss	(5,789,401)	184,516	(5,604,885)
Gain on loan settlement	1,198,417	-	1,198,417
Interest and other income	125,569	-	125,569
Loss for the year before income taxes	(4,465,415)	184,516	(4,280,899)

Future income tax recovery (Note 18(c))	305,432	(305,432)	-
Loss for the year	(4,159,983)	(120,916)	(4,280,899)

Other comprehensive income (net of tax):
Exchange differences on translation from
functional to presentation currency (Note 18(a))	-	(189,650)	(189,650)
Comprehensive loss for the year	(4,159,983)	(310,566)	(4,470,549)

MINCO SILVER CORPORATION
(A development stage enterprise) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2011 and 2010
(Expressed in Canadian dollars, unless otherwise stated)

18.	First-time adoption of IFRS (continued)

(c)	Functional Currency

Under Canadian GAAP, all the Company's subsidiaries were integrated foreign operations. Therefore, monetary items were translated at year-end rates and non-monetary items were translated at average rates with all foreign currency gains and losses recognized in profit or loss.

IFRS requires that the functional currency of each subsidiary of the Company be determined separately. It was determined that, as at the transition date, the functional currency of Minco Silver Corporation is Canadian dollars and the functional currency of the Company’s Chinese subsidiaries is RMB.

In accordance with the IFRS 1 optional exemptions, the Company has elected to transfer the currency translation differences recognized as a separate component of shareholders’ equity, to accumulated loss on the transition date.

(d)	Share based compensation

Under Canadian GAAP, for the purpose of accounting for stock based compensation, an individual was classified as an employee when the individual was consistently represented to be an employee under law. Under IFRS, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS.

Under Canadian GAAP, forfeitures were recognized as they occurred. Under IFRS, the forfeiture rate is estimated up front and factored into the number of stock options expected to vest.

Under Canadian GAAP, the Company recorded stock based compensation on a straight-line basis over the vesting period.  Under IFRS, the Company records share based compensation for each tranche within an award over the vesting period of the corresponding tranche.

In accordance with the IFRS 1 optional exemptions, the Company has elected to apply IFRS 2 only to unvested options outstanding as of January 1, 2010.

(e)	Deferred tax on mineral properties

Under Canadian GAAP, the Company recorded future tax liabilities on share based payments capitalized in mineral interests, because the share based payments are not deductible for tax purposes. IAS 12 exempts the Company from recognizing deferred tax liability arising from the initial recognition of an asset or liability in a transaction which is not a business acquisition that affects neither accounting profit nor tax profit.  Capitalization of stock based payments falls under this exemption. The Company accordingly reversed the effect of all deferred tax liabilities from mineral interests under IFRS.

(f)	Statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

19.	Subsequent event

On March 27, 2012, the Company granted stock options for 2,390,000 common shares to various employees and directors at an exercise price of $2.35 that vest over an 18-month period from the issue date.  The options expire in March 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 20, 2012
MINCO GOLD CORPORATION

/s/ Ken Z. Cai
Ken Z. Cai
Chairman, Chief Executive Officer and President