Form 20-F
period 2012-12-31
MINCO GOLD CORP
filed 2013-04-01
CIK 1020825

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 20F

☐ REGISTRATION STATEMENT Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012

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

Suite 2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3R5

(Address of principal executive offices)

Jennifer Trevitt, (604) 688-8002 Ext. 107 , (604) 688-8030, Suite 2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3R5

(Name, Telephone, Facsimile number and/or E-mail, and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares	NYSE MKT Equities
Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012: 50,348,215 common shares.

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

☐ Item 17               ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐       No ☒

2

Introduction And Use of Certain Terms

Minco Gold Corporation (formerly "Minco Mining & Metals Corporation") is incorporated under the laws of the province of British Columbia, Canada. In this document, the term "the Company", "we" our" and "us" refer to Minco Gold Corporation and its consolidated subsidiaries. Where required, the term "Minco Gold" refers to Minco Gold Corporation as a standalone entity. The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board ("IFRS") and are presented in Canadian dollars. The Company files reports and other information with the Securities and Exchange Commission ("SEC") located at 100 F St. NE, Washington, D.C. 20549. Copies of the Company’s filings with the SEC may be obtained by accessing the SEC’s website located at www.sec.gov. Further, the Company also files reports under Canadian securities regulatory requirements on SEDAR. Copies of the Company’s reports filed on SEDAR can be obtained by accessing SEDAR’s website at www.sedar.com. The principal executive office of the Company is located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3R5, Tel: 604-688-8002, Fax: 604-688-8030, email address info@mincomining.ca and website www.mincomining.ca.

Forward-Looking Statements

This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, collectively referred to as "forward-looking statements". Forward-looking statements are typically identified by words such as "anticipate", "could", "should", "expect", "seek", "may", "intend", "likely", "will", "plan", "estimate", "believe" and similar expressions suggesting future outcomes or statements regarding an outlook.

Forward-looking statements are included throughout this document and include, but are not limited to, statements with respect to: our plans for future exploration programs for our mineral properties; the ability to generate working capital; markets; economic conditions; performance; business prospects; results of operations; capital expenditures; and foreign exchange rates. All such forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: our interest in our mineral properties may be challenged or impugned by third parties or governmental authorities; economic, political and social changes in China; uncertainties relating to the Chinese legal system; failure or delays in obtaining necessary approvals; exploration and development is a speculative business; the Company's inability to obtain additional funding for the Company's projects on satisfactory terms, or at all; hazardous risks incidental to exploration and test mining; the Company has limited experience in placing resource properties into production; government regulation; high levels of volatility in market prices; environmental hazards; currency exchange rates; the Company's ability to obtain mining licenses and permits in China; and the other risks and uncertainties set forth in more detail in the section of this Annual Report entitled "Item 3: Key Information – D. Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that statements containing forward looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on statements containing forward looking information. All of the forward-looking information and statements contained in this document are expressly qualified, in their entirety, by this cautionary statement. The various risks to which we are exposed are described in additional detail in this document under the section entitled "Item 3: Key Information – D. Risk Factors". The forward-looking information and statements are made as of the date of this document, and we assume no obligation to update or revise them except as required pursuant to applicable securities laws.

The Company undertakes no obligation to update forward looking information if circumstances or management’s estimates or opinions should change except as required by law. Users of this Annual Report are cautioned not to place undue reliance on forward looking statements.

CAUTIONARY NOTE ON RESOURCE AND RESERVE ESTIMATES

As a reporting issuer in Canada, the Company is required by Canadian law to provide disclosure respecting its mineral interests in accordance with National Instrument 43-101 ("NI 43-101"). Accordingly, readers are cautioned that the information contained in this Annual Report may not be comparable to similar information made public by U.S. companies under the United States federal securities laws and the rules and regulations thereunder. In particular, the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" as may be used herein are not defined in SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Readers are cautioned not to assume that any part of or all mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part of or all of inferred resources exists, or is economically or legally minable.

Further, the terms "mineral reserve" and "probable mineral reserve" are Canadian mining terms, the definitions of which differ from the definitions of the SEC. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

TECHNICAL INFORMATION

This Annual Report contains information of a technical or scientific nature respecting the Company's mineral property ("Technical Information"). Technical Information respecting the Company's properties are primarily derived from the documents referenced herein. All other Technical Information which appears in this Annual Report has been reviewed and approved by Thomas Wayne Spilsbury, an independent director of Minco Silver Corporation (“Minco Silver”) in which the Company owned a 22.02% equity interest as at December 31, 2012. Mr. Spilsbury is a Member of the Australian Institute of Geoscientists and a Fellow of the Australasian Institute of Mining and Metallurgy CP (Geo) and is a "qualified person", as defined in NI 43-101. The Company operates quality assurance and quality control of sampling and analytical procedures.

CURRENCY

Unless otherwise indicated, all references in this document to "$" and "dollars" are to Canadian dollars, all references to "US$" and "US dollars" are to United States dollars and all references to "RMB" are to the Chinese Renminbi.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise stated, all financial information presented herein has been prepared in accordance with the English language version of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which may not be comparable to financial data prepared by many U.S. companies.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. SELECTED FINANCIAL DATA

The following selected financial information for the fiscal years ended December 31, 2012, 2011 and 2010 are derived from the audited financial statements of the Company and the notes thereto, which are prepared in accordance with IFRS as issued by the IASB, and are included elsewhere in this Annual Report and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5: Operating and Financial Review and Prospects".

	Fiscal Year ended December 31,
	2012	2011	2010
	$	$	$
Operations
Exploration expense	1,617,289	1,963,874	1,467,641
Operating loss	4,444,854	6,275,689	3,691,505
Finance and other income (expense)	614,636	(128,474)	34,006
Income (Loss) from continuing operations	(4,871,432)	862,446	(2,058,649)
Net Income (loss)	(4,871,432)	862,446	(451,348)
Earnings (Loss) per Common share from continuing operations
-basic and diluted	(0.10)	0.02	(0.01)
Common shares used in calculations
Basic	50,348,215	50,228,592	48,582,347
Diluted	50,348,215	51,580,329	48,582,347

Consolidated Balance Sheet Data
Total assets	19,171,997	22,176,773	23,700,260
Total liabilities	8,707,332	7,715,102	13,469,839
Non-controlling interest	2,425,368	2,415,029	2,444,005
Net assets	10,464,665	14,461,671	10,230421
Share capital	41,758,037	41,758,037	40,335,033
Dividends	0	0	0

Exchange Rates

The following table sets forth information as to the average period end, high and low exchange rate for Canadian dollars and US dollars for the periods indicated based on the Bank of Canada nominal noon exchange rates (USD to CAD) in Canadian dollars (US$1.00 = $ 0.983 as at March 28, 2013 ).

Year Ended December 31	Average	Period End	High	Low
2012	0.9996	0.9949	1.0418	0.9710
2011	0.9891	1.0162	1.0604	0.9449
2010	1.0299	0.9931	1.0778	0.9946
2009	1.1420	1.0456	1.3000	1.0292
2008	1.0660	1.2112	1.2969	0.9719

Month	Average	Period End	High	Low
February 2013	1.0098	1.0285	1.0285	0.9960
January 2013	0.9921	0.9992	1.0078	0.9839
December 2012	0.9905	0.9949	0.9970	0.9823
November 2012	0.9975	0.9922	1.0056	0.9874
October 2012	0.9864	1.0001	1.0002	0.9735
September 2012	0.9794	0.9839	0.9929	0.9632

B. Capitalization and indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

An investment in our securities should be considered highly speculative and involves a high degree of financial risk due to the nature of our activities and the current status of our operations. Readers and prospective investors should carefullyconsider the risks summarized below and all other information contained in this Annual Report before making an investment decision relating to our shares. Some statements in this Annual Report (including some of the following risk factors) are forward-looking statements. Please refer to the discussion of forward-looking statements in the introduction to this Annual Report. Any one or more of these risks could have a material adverse effect on the value of any investment in our Company and the business, financial position or operating results of our Company and should be taken into account in assessing our activities. The risks noted below do not necessarily comprise all those faced by us.

Risks Relating to the Company

Title to Properties

To the knowledge of the Company, none of its property interests have been surveyed to establish boundaries. There can be no assurance that any governmental authority in China could not significantly alter the conditions of or revoke the applicable exploration or mining authorizations held by the Company or that the Company's interest in such properties will not be challenged or impugned by third parties or governmental authorities.

In addition, there can be no assurance that the properties or other assets in which the Company has an interest are not subject to prior unregistered agreements, transfers, pledges, mortgages or claims and title may be affected by undetected defects as it is difficult to verify that no agreements, transfers, claims, mortgages, pledges or other encumbrances exist given the state of the legal and administrative systems in China.

China Political and Economic Considerations

The business operations of the Company will be located in, and the revenues of the Company derived from activities in, China. Likewise, the Company's operations in China are currently conducted through and with the assistance of Minco Mining (China) Co., Ltd. ("Minco China"), a Wholly Foreign-Owned Enterprise ("WFOE"). Accordingly, the business, financial condition and results of operations of the Company could be significantly and adversely affected by economic, political and social changes in China. The economy of China has traditionally been a planned economy, subject to five-year and annual plans adopted by the state, which set national economic development goals. Since 1978, China has been moving the economy from a planned economy to a more open, market-oriented system. The economic development of China is following a model of market economy under socialism. Under this direction, it is expected that China will continue to strengthen its economic and trading relationships with foreign countries and that business development in China will follow market forces and the rules of market economics.

However, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies. In addition, there is no guarantee that a major turnover of senior political decision makers will not occur, or that the existing economic policy of China will not be changed. A change in policies by China could adversely affect the Company's interests in China by changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports and sources of supplies, or the expropriation of private enterprises. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of companies engaged in mineral resource exploration and development, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Companies with a foreign ownership component operating in China may be required to work within a framework which is different to that imposed on domestic Chinese companies. The Chinese government is opening up opportunities for foreign investment in mining projects and this process is expected to continue. However, if the Chinese government should reverse this trend and impose greater restrictions on foreign companies, the Company's business and future earnings could be negatively affected.

Chinese Legal System and Enforcement

Most of the material agreements to which the Company or its affiliates are party or will be party in the future with respect to mining assets in China are expected to be governed by Chinese law and some may be with Chinese governmental entities. The Chinese legal system embodies uncertainties that could limit the legal protection available to the Company and its shareholders. The outcome of any litigation may be more uncertain than usual because: (i) the experience of Chinese judiciary in the industry in which we operate is relatively limited, and (ii) the interpretation of PRC laws may be subject to policy changes reflecting domestic political changes. The laws that do exist are relatively recent and their interpretation and enforcement involve uncertainties, which could limit the available legal protections. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws or to obtain enforcement of judgments by a court of another jurisdiction. The inability to enforce or obtain a remedy under such agreements could have a material adverse impact on the Company. Many tax rules are not published in China, and those that are published can be ambiguous and contradictory, leaving a considerable amount of discretion to local tax authorities. China currently offers tax and other preferential incentives to encourage foreign investment. However, the tax regime of China is undergoing review and there is no assurance that such tax and other incentives will continue to be available. There is also no guarantee that the pursuit of economic reforms by the State will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions, and changes in state policies affecting the mining industry may have a negative effect on its operating results and financial condition.

Government Regulation of Mineral Resources and Ownership

Ownership of land in China remains with the State, and the State, at the national, regional and local levels, is extensively involved in the regulation of exploration and mining activities. Transfers and issuances of exploration and mining rights are also subject to governmental approval. Failure or delays in obtaining necessary approvals could have a materially adverse effect on the financial condition and results of operations of the Company. Nearly all mining projects in China require government approval. There can be no certainty that any such approvals will be granted (directly or indirectly) to the Company in a timely manner, or at all.

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

Joint Venture Agreement

There is no guarantee that Minco Gold and its other joint venture partners will be able to fund the Changkeng project owned by Guangzhou Mingzhong Mining Co., Ltd. ("Mingzhong"), a joint venture. Mingzhong, the entity that holds the Changkeng Permit, is owned in part by certain state-owned entities which require government approvals before they are able to increase their investment in Mingzhong. It is unclear when these approvals will be forthcoming, if at all.

Industry Specific Risks

The exploration, development, and production of minerals are capital-intensive businesses, subject to the normal risks and capital expenditure requirements associated with mining operations, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

Operations that we undertake will be subject to hazardous risks incidental to exploration and test mining, including, but not limited to work stoppages, and possible environmental damage. Liabilities resulting from such events may result in us being forced to incur significant costs that could have a material adverse effect on our financial condition and business prospects.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise if the Company places its resource properties into production

Factors Beyond Company's Control

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

Potential Conflicts of Interest

Certain members of the Company's board and officers of the Company also serve as officers or directors of other companies involved in natural resource exploration and development. Consequently, there exists the possibility that those directors and officers may be in a position of conflict. In particular, Ken Z. Cai is a director of and serves in management in each of the Company, Minco Silver and Minco Base Metals Corporation ("Minco Base Metals").

In addition, Ellen Wei serves as Chief Financial Officer, Jennifer Trevitt serves as Corporate Secretary, Samson Siu serves as Controller, and Peter Voulgaris serves as Vice President, Corporate Development respectively, of the Company, Minco Silver and Minco Base Metals. Any decision made by such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on any matter in which such directors or officers may have a conflict of interest. Nevertheless, there remains the possibility that the best interests of the Company will not be served because its directors and officers have other commitments. Matters between the Company and Minco Silver which put any of the directors or officers of the Company in a position of conflict are approved by the audit committee of the board of directors which is comprised of solely independent directors.

In addition to the potential conflicts described above, some of the directors of the Company are also directors or officers of other reporting and in non-reporting issuers who are engaged in other industry sectors. Accordingly, conflicts of interest may arise which could influence the decisions or actions of directors or officers acting on behalf of the Company.

Scope of Business

In China companies are granted a business license which specifies the scope of activities that they are permitted to undertake.  Although Minco China has taken steps to ensure that all of its business activities are within the scope of its business license, there is no assurance that the relevant Chinese authorities will agree with such assessment.  If Minco China is determined to have exceeded the scope of its business license it could be subject to penalties or other sanctions

Uninsured Risks

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

Currency Exchange Rates

The Company maintains its accounts in Canadian dollar and RMB denominations. Given that most of Minco Gold's expenditures are currently and are anticipated to be incurred in RMB, Minco Gold is subject to foreign currency fluctuations which may affect its financial position and operating results. The Company does not currently have a formal hedging program to mitigate foreign currency exchange risks.

Repatriation of Capital Located in China

The Company may face delays repatriating funds held in China if at any time the Company needs additional resources to enable it to undertake projects elsewhere in the world. There are certain restrictions on the repatriation of funds held in China as more particularly described below.

Under Chinese law, repatriation of funds in China falls under several categories: (1) profit repatriation, (2) capital repatriation, (3) liquidation, and (4) overseas loan repayment. The major requirements for each of the repatriation methods are as follows:

1.	Profit repatriation – A WFOE may repatriate its after-tax profits out of China with few restrictions. Minco China is classified as a WFOE. Profit repatriation can only be undertaken once a year.
(a)	Capital repatriation – Under Chinese law, capital repatriation can only be made under the following circumstances: Share/Equity Interest Sale – In the event that a foreign investor, as an assignor, intends to sell its equity interest in the WFOE to any other foreign or domestic entities/individuals, as an assignee, the approval from the original approving authority, such as the local Department of Commerce ("DOC") is required. Such governmental approval for an equity sale is not difficult to obtain in normal circumstances and it would normally take one to two months after all of the required documents have been submitted, subject to local practice.
9

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
(vi)	Upon completion of the above procedures, if the then contributed capital of the WFOE exceeds the registered capital after the decrease; the WFOE would apply for the capital repatriation approval of the decreased capital to its investor(s) at the local SAFE. Once approval is received, the bank can remit the exceeded capital.

The above process takes around six months to complete.

2.	Liquidation – The investor may also voluntarily liquidate the WFOE in accordance with relevant Chinese law and the articles of association of the WFOE. The procedures for the liquidation of a foreign investment are as follows:
(a)	A resolution to liquidate the WFOE is adopted;
(b)	The WFOE applies to the local DOC for approval of the liquidation;
(c)	The WFOE sets up a liquidation committee to conduct the liquidation;
(d)	The notices to creditors and the public announcements about the liquidation must be made;
(e)	The liquidation committee would handle the sale of the assets of the WFOE and the distribution of the liquidation proceeds and submit a distribution report to the local DOC; and
(f)	The deregistration of the WFOE must be conducted with the local AIC and local tax, customs, foreign exchange and other authorities.
(g)	Upon completion of the above procedures, the investor would apply to the local SAFE for repatriation of the liquidated proceeds. Once approval is received, the bank can remit the liquidated proceeds.

The above process takes approximately six months to complete.

3.	Overseas Loan Repayment - Under Chinese law, a WFOE may borrow overseas loans from its investors or other overseas companies or financial institutions, provided that the overseas loan amount shall not exceed the balance between the total investment amount and the registered capital of the WFOE. The procedures for registration and repayment of such overseas loans are as follows:
(a)	The WFOE would register the overseas loan with the local SAFE and obtain loan registration certificates issued by the local SAFE;
(b)	After registration, the WFOE would open a special foreign exchange cash account with domestic banks to receive the overseas loan;
(c)	When the WFOE repays the overseas loan, it would apply to the local SAFE for the repayment approval; and
(d)	Upon the issuance of the repayment approval of the local SAFE, the WFOE would submit the overseas loan registration certificate and the repayment approval issued by the local SAFE to the banks and the banks would conduct payment operations through the WFOE's special foreign exchange cash account for the overseas loan or the special foreign exchange cash account for the overseas loan repayment.
10

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

Reliance on Management and Directors

The success of the Company is currently largely dependent on the performance of its officers. The loss of the services of these persons will have a materially adverse effect on the Company's business and prospects. There is no assurance that the Company can maintain the services of its officers or other qualified personnel required to operate its business.

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

Environmental Considerations

Although China has enacted environmental protection legislation to regulate the mining industry, due to the very short history of this legislation, national and local environmental protection standards are still in the process of being formulated and implemented. The legislation provides for penalties and other liabilities for the violation of such standards and establishes, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are being or have been conducted.

Although the Company intends to fully comply with all environmental regulations, there is a risk that permission to conduct exploration and development activities could be withdrawn temporarily or permanently where there is evidence of serious breaches of such standards.

The operation of the Fuwan Project and the underlying property is generally determined by Minco Silver and we have no decision making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the property including as to resources. Minco Silver's failure to perform or other decisions made by the Minco Silver, including as to scaling back or ceasing operations, could have a material adverse effect on our revenue, results of operations and financial condition.

We have a material interest in the Fuwan Project held by Minco Silver. Minco Silver generally has the power to determine the manner in which the Fuwan Project is or will be operated, including decisions to explore the property and put it into production. The interests of Minco Silver and our Company may not always be aligned. Our inability to control the operations of the Fuwan Project can adversely affect our profitability, results of operations and financial condition. Similar adverse effects may result from any other interests we may acquire that are primarily operated by another company. In addition, we have no or very limited access to technical, geological data relating to the mine, including data as to reserves, nor have we received a NI 43-101 compliant technical report in respect of the Fuwan Project addressed to us. As such, we cannot independently determine reserve or resource amounts and are instead wholly dependent on the determination of the reserves and resources by Minco Silver. We can provide no assurances as to the level of reserves or resources on the property. If Minco Silver determines there are insufficient reserves to economically operate a mine, it may determine not to commence mining operations on the property, which could have a material adverse effect on our profitability, results of operations and financial condition.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Name, Address and Incorporation

Minco Gold was incorporated under the Business Corporations Act (British Columbia) on November 5, 1982, under the name "Caprock Energy Ltd." The Company changed its name to "Minco Gold Corporation" on January 29, 2007. The Company has subsidiaries which are also engaged in the acquisition and exploration of mineral projects in China. See "Item 4: Organizational Structure".

The principal executive office and registered office of the Company is located at Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3R5, telephone number 604-688-8002, fax number 604-688-8030 and email address info@mincomining.ca. The Company's shares trade on the Toronto Stock Exchange (the "TSX") under the trading symbol "MMM". The Company began trading on the NYSE MKT on November 22, 2005 under the trading symbol "MMK". On February 1, 2007 the trading symbol on the NYSE MKT was changed from "MMK" to "MGH".

B. BUSINESS OVERVIEW

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2012, 2011 and 2010. Since the signing of the Company's first co-operation agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious metals properties in China. Over the years, the Company has established strong ties with Chinese governmental bureaus and also with Chinese mining enterprises. The Company's senior management has in-depth experience with the intricacies of Chinese mining laws, permitting and licensing procedures. The Company's goal is to build a portfolio of high-quality properties in China, as well as maintaining strategic relationships with premier mining enterprises in China.

At present, the Company is an exploration-stage company and further exploration will be required on its properties before final evaluations as to commercial feasibility can be determined. Other than the Company's interest in the Fuwan Silver Project discussed below, none of the mineral properties owned by the Company have known reserves, nor are any such properties at the commercial development or production stage. No assurance can be given that any of the Company's properties will become commercially viable. Further, the Company's interest in joint ventures that own properties will be subject to dilution if the Company fails to expend further funds on the project. The Company has not generated cash flows from operations. These facts increase the uncertainty and risks faced by investors in the Company. See "Item 3: Key Information – D. Risk Factors".

The focus of the Company's activities over the past three years has been the exploration of its projects in the Longnan region, in China. Minco China, the Company’s wholly-owned subsidiary, presently holds ten exploration permits in the Longnan region in the south of Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan region consists of three projects according to their geographic distribution, type and potential of mineralization.

Yejiaba:	Includes four exploration permits along a regional structural belt parallel to the Yangshan gold belt. The potential in this area is for polymetallic mineralization (gold-silver-iron-lead-zinc). The Company completed a NI 43-101 technical report on Yejiaba, , prepared by Calvin R. Herron, P. Geo. Ontario, a consultant to the Company and a qualified person for NI-31-101, dated effective April 29, 2012 which has been filed on SEDAR.
Yangshan:	Includes five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area. The primary potential in this area is for gold.

Xicheng East: Includes one exploration permit for the east extension of the Xicheng Pb-Zn mineralization belt. The potential in this area is for polymetallic mineralization (gold-silver-lead-zinc).

Minco China entered into two agreements with FengxianXin Kun Mining Corporation ("FXKM") in September 2010 and March 2012 respectively, in which the Company agreed to sell two exploration permits in Xicheng East for a total of RMB 2.8 million. As at September 30, 2012, the Company received RMB 2.8 million ($442,796) and recognized a gain of $442,796 upon the receipt of approval from the Ministry of Land and Resource ("MOLAR") to transfer legal titles of the two exploration permits to FXKM.

During 2012, the Company completed an extensive surface trenching program at Shajinba target on the Yejiaba project, including 72 trenches for an aggregate length of 2,396.3 m as well as three diamond drill holes for an aggregate total of 1,260.2 m. Another significant result in the Yejiaba was the discovery of a mineralized zone in the center part of the Shajinba-Baimashi Gold Trend during the third quarter 2012.

During 2011, the Company commenced a field program at the beginning of March and focused on Yejiaba sub-project where the Company discovered zones of significant mineralization in 2010. The program resulted in the discovery of the Baimashi gold-antimony zone on the boundary between the Weiziping-Baimashi and Shajinba-Yangjiagou permits, Yejiaba sub-project. In the second half of 2011, the Company completed a drilling program at the Shajinba Zone, Yejiaba sub-project. The program targeted two zones of mineralization: (a) a zone of gold mineralization at the south-east corner of the Shajinba Zone, and (b) a zone of poly-metallic mineralization at the north-west corner of the area. The drill program returned lower gold values than the surface trenching program conducted in 2009 and 2010 but allowed the Company to verify structural interpretation and provided several significant mineralized intersections at depth.

See "Description of Properties" below for more detailed descriptions of these properties.

During the past three years ended December 31, 2012, the Company did not conduct any exploration activities for the Changkeng Gold Project and Gold Bull Mountain Project, except for maintaining the exploration permits.

Over the past few years, the Company reviewed its portfolio of mineral properties and sold several projects, including BYC, Gobi Gold, and Xiaoshan Projects, which are not core holdings with less exploration potential. The Company recovered the exploration costs on those projects with some profits.

As at December 31, 2012, the Company owned 22.02% equity interest in Minco Silver, a publicly traded company listed on the Toronto Stock Exchange (“TSX”) under the symbol “MSV”, which holds the title to the Fuwan Silver Project in Guangdong Province, China. The following discussion respecting the Fuwan Silver Project held by Minco Silver is based on Minco Silver's public disclosure record available on SEDAR at www.sedar.com.

Minco Silver

During the year, several large mining groups in China have expressed an interest in the Fuwan Silver Project. Minco Silver hosted site visits, data review, and preliminary discussions with those groups, however, no definitive agreements have been concluded as at the date of this Annual Report. Minco Silver is actively pursuing this alternative strategy to look for a large mining group in China as a business partner.

Following the official approval granted by the Gaoming County Government for the development of the Fuwan Silver Project in December 2008, Minco Silver has been focused on the permitting process in order to apply for a mining license.

The pivotal aspect of applying for the mining license is to complete the Environmental Impact Assessment (“EIA”) report. Minco Silver engaged Guangdong Nuclear Design Institute (“GNDI”) to complete the Chinese Regulatory EIA report. A technical panel appointed by the Department of Environmental Protection Administration of Guangdong Province (the “Department”) reviewed and approved the regulatory EIA report compiled by GNDI in principle on March 7, 2010 with certain comments. Minco Silver submitted the revised report to the Department in December 2010 after addressing the comments received from the panel.

Minco Silver engaged General Station for Geo-Environmental Monitoring of Guangdong Province ("GSGEM") for a water monitoring study to comply with the new water regulations issued by the Ministry of Environmental Protection of China effective on June 1, 2011, which all applicants for EIA are subject to. GSGEM carried out the required monitoring study and prepared all reports required for compliance with the new national water guidelines. Minco Silver successfully completed the field work in January 2012 and received the comprehensive water monitoring report from GSGEM in April 2012. The report concluded Minco Silver is in compliance with the requirements of the new National Water Guidelines.

The revision of the EIA report has been completed by incorporating the required results from the water monitoring survey report. The revised EIA will be submitted to the Chinese environmental protection authority for approval in due course. The preliminary mine design is near completion and will be released after the requirements from the approved EIA report are considered.

Minco Silver has otherwise made significant progress in permitting on the Fuwan Silver Deposit. The progress is summarized as follows:

  The Chinese Preliminary Feasibility Study was completed by Changsha Non-Ferrous Mine Design Institute and approved by an expert panel.
  The Mining Area Permit, covers approximately 0.79 km2, defines the mining limits of the Fuwan Silver Deposit and restricts the use of this land to mining activities. The Permit was approved by MOLAR and renewed subsequent to the original approval in October 2009. The renewed permit will expire on April 10, 2014.
  The Soil and Water Conservation Plan was completed and approved.
  The Land Usage Permit was approved by Gaoming County, Foshan City and Guangdong provincial governments. It was renewed for a one year period until December 31, 2013.
13

  The Geological Hazard Assessment was completed and approved in September 2009.
  The Mine Geological Environment Treatment Plan was reviewed and approved by the Environment Committee of China Geology Association.
  The preliminary Safety Assessment draft report was completed in December 2011 and submitted to the Safety Bureau of Guangdong Province for approval.

Chinese Mining Regulations

Government Regulations of Mineral Resources and Ownership

Exploration for and exploitation of mineral resources in China are governed by the Mineral Resources Law of China of 1986, amended effective January 1, 1997, and the Implementation Rules for the Mineral Resources Law of China, effective March 26, 1994. In order to further implement these laws, on February 12, 1998, the State Council issued three sets of regulations: (i) Regulation for Registering to Explore Mineral Resources Using the Block System, (ii) Regulation for Registering to Mine Mineral Resources, and (iii) Regulation for Transferring Exploration and Mining Rights (together with the mineral resources law and implementation rules being referred to herein as the "Mineral Resources Law"). Under the Mineral Resources Law, MOLAR is charged with supervision nationwide of mineral resources prospecting and development.

The Mineral Resources law provides for equal legal status for domestic enterprises and enterprises with foreign investment, security and transferability of mineral titles as well as the exclusivity of mining rights. The right to explore and exploit minerals is granted by way of exploration and mining rights. The holder of an exploration right has the privileged priority to obtain the mining right to the mineral resources in the exploration are provided the holder meets the conditions and requirements specified in the law.

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

Mineral Resources Permits

The Provisions in Guiding Foreign Investment and the Industrial Catalogue in Guiding Foreign Investment, which was updated on April 1, 2002, January 1, 2005 and October 31, 2007 (collectively, the "Investment Guiding Regulations") govern foreign investment in China and categorize industries into four types where foreign investment is: (i) encouraged, (ii) permitted, (iii) restricted, or (iv) prohibited.

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

When a mineral that is capable of economic development is discovered, the licensee may apply for the right to develop such mineral. The period of validity of an exploration permit can be extended by application and each extension can be no more than two years in duration. During the term of the exploration permit, the licensee has the privileged priority to obtain the mining right to the mineral resources in the exploration area covered by the exploration permit provided it meets the conditions of qualification for mining rights holders. Further, the licensee has the rights, among others, to: (i) explore without interference within the area under permit during the permit term, (ii) construct exploration facilities, and (iii) pass through other exploration areas and adjacent ground to access the permitted area. After the licensee acquires the exploration permit, the licensee is obliged to, among other things: (i) start exploration within the prescribed term, (ii) explore according to a prescribed exploration work scheme, (iii) comply with state laws and regulations regarding labor safety, water and soil conservation, land reclamation and environmental protection, (iv) make detailed reports to local and other licensing authorities, (v) close and occlude the wells arising from prospect work, (vi) take other measures to protect against safety concerns after the prospect work is completed, and (vii) complete minimum exploration expenditures as required by the Regulations for Registering to Explore Resources Using the Block.

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

The Company has wholly-owned and less than wholly-owned subsidiaries as follows: Wholly-owned subsidiaries - Minco China, Yuanling Minco Mining Ltd. ("Yuanling Minco"), Huaihua Tiancheng Mining Ltd. ("Huaihua Tiancheng"), Minco Resource Limited, and Triple Eight Mineral Corporation.

Minco Silver, incorporated on August 20, 2004, is a related party to the Company through common management. This company was incorporated to acquire and develop silver projects in China and is currently involved with the development of the Fuwan Silver Project, in Guangdong Province, China.

The chart above shows that Guangzhou Mingzhong Mining Co. Ltd. ("Mingzhong") owns 100% of the silver mineralization on the Changkeng Property. The Company assigned its 51% interest in the Silver Mineralization to Minco Silver. The remaining 49% interest in the silver mineralization on the Changkeng property remains with the other minority shareholders of Mingzhong.

Foshan Minco, a subsidiary of Minco China and the Company, is beneficially owned by Minco Silver pursuant to a confirmation agreement between Minco Silver, Minco Gold and Minco China dated August 24, 2006 (the "Confirmation Agreement"). Foshan Minco is subject to a 10% net profit interest held by Guangdong Geological Bureau. Pursuant to the Confirmation Agreement, Minco Gold and Minco China agreed to hold all licenses, permits and other assets held by Minco China in respect of the Fuwan Project and all licenses, permits and other assets acquired subsequent to the date of the Confirmation Agreement in trust for Minco Silver. Foshan Minco is consolidated into Minco Silver for accounting purposes.

The legal structure described above reflects restrictions under Chinese law for foreign companies to invest in registered Chinese entities. Funding from Minco Silver to Foshan Minco must pass through Minco China. Minco China is a WFOE for the purposes of Chinese law and is the parent company of Foshan Minco under Chinese law. This transaction flow will be necessary until such time as Foshan Minco becomes Minco Silver's legal subsidiary in China when Minco Silver incorporatesa WFOE to allow it to pass funds directly to Foshan Minco. As Foshan Minco is a subsidiary of Minco Silver for accounting purposes, loans or funds advanced from Minco Silver to Minco Gold or Minco China are discharged when such funds are advanced from Minco China to Foshan Minco as the funds have moved back inside the Minco Silver consolidated 16

Less than wholly-owned subsidiaries – the Company through Minco China owns 51% of a joint venture company formed and known as "Guangzhou Mingzhong Mining Co., Ltd." - the holding company for the Changkeng Gold property and the Changkeng Exploration Permit.

Intercorporate Relationships

D. DESCRIPTION OF PROPERTIES

The following consists of a discussion of the properties that Minco Gold holds through its subsidiaries and its equity investment in the Fuwan Siler Project of Minco Silver.

I. Changkeng Gold PROJECT

The following is a brief description of the Company's Changkeng Gold Project. Technical Information respecting the Changkeng Gold Project is primarily derived from the NI 43-101 technical report entitled "Technical Report and Updated Resource Estimate on the Changkeng Gold Project Guangdong Province, China", dated effective February 21, 2009 and prepared by Tracy Armstrong, P. Geo Ontario, Eugene Puritch, P. Eng. Ontario and Antoine Yassa, P.Geo. Québec, all of P&E Mining Consultants Inc., and all qualified persons for the purposes of NI 43-101. This technical report includes relevant information regarding the data, data validation and the assumptions, parameters and methods of the mineral resource estimates on the Changkeng Project.

LOCATION

The Changkeng gold deposit is located approximately 45 km southwest of Guangzhou, the fourth largest city in China with 13 million people and the capital city of Guangdong Province. The project is adjacent to Minco Silver's Fuwan Silver Deposit and situated close to well established water, power, and transportation infrastructure.

OWNERSHIP

The Company signed a 30-year joint venture contract with four Chinese companies for the exploration and development of the Changkeng Gold Project in late 2004. A business license was granted on March 30, 2007 to Mingzhong, a joint venture company established for pursuing the Changkeng Gold Project and a subsidiary of the Company.

Mingzhong, a cooperative joint-venture established among Minco China, Guangdong Geological Bureau, Guangdong Gold Corporation, and two private Chinese companies to jointly explore and develop the Changkeng Property, signed a purchase agreement in January 2008 to buy a 100% interest in the Changkeng Exploration Permit on the Changkeng Project from the 757 Exploration of Team of Guandong Geological Bureau ("757 Exploration Team"). The transfer of the Changkeng Exploration Permit from 757 Exploration Team to Mingzhong was approved by the MOLAR in 2009. This exploration permit was renewed for a two-year period ending on September 10, 2013. The purchase price of the Changkeng Exploration Permit was set at RMB 48 million (approximately $7.6 million). As of December 31, 2008, the Company paid the first payment of RMB 19 million (approximately $3.0 million) for the Changkeng Exploration Permit to the 757 Exploration Team. In order to pay the remaining amount of the RMB 29 million (approximately $4.6 million), the shareholders of Mingzhong agreed to inject capital of RMB 32 million ($5.1 million). As of December 31, 2012, Minco China paid RMB 16.3 million ($2.6 million) and the five minority shareholders paid RMB 15.7 million ($2.5 million) to Mingzhong. Two of the minority shareholders of Mingzhong are state-owned entities, which require approval from the Guangdong provincial government’s Minister of Finance for increasing their share of registered capital. The process to increase Mingzhong’s registered capital is in progress. The funds received from the five minority shareholders are classified as a current liability as at December 31, 2012, pending approval of the capital injection. As at December 31, 2012, the Company has total liabilities of approximately $8.7 million, including the $2.5 million advanced by the minority shareholders of Mingzhong to be converted to equity once Mingzhong obtains approval to increase its registered capital, and $4.6 million to be paid to the 757 Exploration Team for the Changkeng exploration permit, which was classified as a current liability.

GEOLOGY

The Changkeng Project is located at the northwest margin of a triangular Upper Paleozoic fault basin, at the margin with the northeast trending Shizhou fault to the northwest, the east-west trending Dashi fault to the south and the northwest trending Xijiang fault to the northeast. Precious and base metal occurrences and deposits are known to occur predominantly along the margins of the 550 km² basin. The Changkeng Gold Property is covered by the 1.18km2 area over the Changkeng permit.

The major structural control at Changkeng is an upright, open syncline with its axis trending northeast. The syncline is composed of Lower Carboniferous limestone and Triassic siliciclastic rocks. A low-angle fault zone is developed along the contact between the Lower Carboniferous unit and the Upper Triassic unit. The fault zone is from several meters to tens of meters in width and is occupied by lenticular, brecciated and silicified rocks, brecciated limestone, and silicified sandy conglomerate. The fault zone may have acted as both a feeder conduit and as a host structure for the gold and silver mineralization in the area. A set of second-order faults parallel to the major fault were developed in the limestone at the footwall, and silver mineralization is known to occur in the second-order faults on the Fuwan Property to the south. Gold was discovered at Changkeng in early 1990 by systematic follow up of stream sediment and soil geochemical anomalies identified from surveys completed by the Guangdong Provincial government. Illegal, small scale mining began in 1991 and removed most of the oxidized, near surface mineralization. Based on 13 surface trenches and 81 diamond drill holes, P&E Mining Consultants Inc. ("P&E") of Brampton, Ontario, prepared an initial NI 43-101 compliant resource estimate on the deposit in March of 2008 with a resource update in March 2009 (collectively, the "Technical Reports"). The Technical Reports can be found on SEDAR and are incorporated by reference herein. The detailed resource estimates are provided below.

The Changkeng Project is comprised of three mineralized zones, termed the CK1, CK2 and CK3 Zones. The overall strike length of the deposit, incorporating these zones, is approximately 1200 meters in a N065° direction, with a cross-strike width of between 110 to 380 meters. The deposit outcrops on surface and the deepest zone of mineralization intersected by drilling to date is approximately 280 meters below surface. The average width of a mineralized intersection is 10.4 meters (apparent thickness).

The Changkeng Project falls into the broad category of sediment hosted epithermal deposits. Gold mineralization occurs as lenticular bodies in the brecciated Triassic classic rocks at the upper portion of the synform zone. The gold zone tends to pinch out toward the hinge of the syncline where it is replaced by silver mineralization at the Fuwan Silver Deposit.

DRILLING PROGRAM

The Company completed a comprehensive exploration program on the Changkeng Gold Project during late 2007 to the end of 2008. The exploration program consisted of drilling of 66 diamond holes and extensive hydrological study as well as geotechnical survey. The drilling program was designed to expand the known resources through step-out drilling, as well as increase the indicated resources through in-fill drilling, with the first 22 holes mainly testing the wider spaced drill targets throughout the entire property. Drilling was conducted on approximate 40 meter section spacing with holes on section between 20 meters to 80 meters apart.

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

The following is a summary of the updated resource calculation prepared for the Changkeng Property. The definitions of Indicated and Inferred Resources are in compliance with the Canadian Institute of Mining Metallurgy and Petroleum CIM Definitions and Standards on Mineral Resources and Mineral Reserves, December 11, 2005.

Minco Gold has 51% ownership of the Changkeng Project which has 2 distinct and separate mineralized zones (a gold ("Au") dominant zone and a silver ("Ag") dominant zone). The gold portion of the resource estimate has been expanded and upgraded to contain indicated resources of 4.0 million tonnes @ 4.89 geop Au for a total of 623,100 oz Au. This represents a 65% increase in gold ounces for the indicated resource category. The estimate also contains inferred resources of 4.0 million tonnes @ 3.01 g/t Au for a total of 386,800 oz Au.

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

The Changkeng Project also contains a portion of a second distinct deposit which is silver dominant. Minco Gold assigned its 51% ownership in these resources to Minco Silver pursuant to the assignment agreement dated August 20, 2004. The deposit contains indicated resources of 5.6 million tonnes @ 170 g/t Ag for a total of 30,708,000 oz Ag and inferred resources of 1.1 million tonnes @ 220 g/t Ag for a total of 7,517,000 oz Ag. This represents a 70% increase in silver ounces for the indicated resource category. The increase is due to the recent drilling which upgraded inferred resources and outlined new resources.

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

The resource estimate prepared on the Changkeng Silver Project also includes minor amounts of lead (Pb) and zinc (Zn).

During the year ended December 31, 2012, the Company did not conduct any exploration activities, except for maintaining the Changkeng exploration permit.

II. LONGNAN PROPERTIES (YANGSHAN, YEJIABA AND XICHENG EAST)

The following is a brief description of the Company's Longnan Properties. Technical Information respecting the Company's Yejiaba Project appearing in this Annual Report has been primarily derived from the NI 43-101 compliant technical report entitled "Independent Technical Report on the Yejiaba Gold-Polymetallic Project Gansu Province, P.R. China", dated effective April 29, 2012 and prepared by Calvin R. Herron, P. Geo Ontario, a consultant to the Company and a qualified person for NI 43-101, available on SEDAR at www.sedar.com. Readers should refer to the aforementioned technical report for more information.

LOCATION AND OWNERSHIP

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 10 exploration permits in the Longnan region of south Gansu Province, China. The Longnan region is within the southwest Qinling gold field. The Longnan region consists of three projects according to their geographic distribution, type and potential of mineralization.

Yejiaba:	Includes four exploration permits along a regional structural belt parallel to the Yangshan gold belt. The potential in this area is for polymetallic mineralization (gold-silver-iron-lead-zinc). The Company completed the NI 43-101 compliant technical report (refer to above) on Yejiaba Project, which is available on SEDAR.
Yangshan:	Includes five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area. The primary potential in this area is for gold.

Xicheng East: Includes one exploration permit for the east extension of the Xicheng Pb-Zn mineralization belt. The potential in this area is for polymetallic mineralization (gold-silver-lead-zinc).

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Longnan projects are located at the southern part of Gansu province, 30km north-east from Longnan (Wudu) city and 250km south-west from the nearest rail way station and the airport in Tienshui city. The area is connected with the provincial center Lanzhou and major cities with paved roads, A new highway and a railway are under construction to connect Longnan city with Chengdu and Lanzhou. The construction is to be completed in 2014. The project area lies in the transition area of China's steppes with the Southern Gansu Plateau in the west, Sichuan Basin in the south, Qinling Mountains and Hanzhong Basin in the east, as well as the Loess Plateau in the north. The terrain is higher in the northwest and lower in the southeast. High peneplenized mountains and deep valleys interweave with hills and basins. Elevations vary from 1900m to 2600m above the sea level. Longnan area has a temperate, monsoon-influenced semi-arid climate with chilly winters and hot, moderately humid summers. Due to the protected valley location and the southerly location within the province, the area isone of the warmest in Gansu, with annual temperatures ranging from 10 to 15 °C (50 to 59 °F). The annual precipitation is 400 to 1000 mm, while there are between 160 to 280 frost free days and the annual mean sunshine total is 1,850 sunlight hours. Rainfall tends to be greatest during the summer.

The population of Longnan district is 540,000 (estimated in 2004). The area surrounding the Yejiaba Project is sparsely populated by people in small scattered villages. Labor is available locally. The area is rich with building materials.

To the Companies knowledge, no formal exploration work had previously been undertaken on the Longman properties.

EXPLORATION ACTIVITIES

Yejiaba Project

Semi-regional geochemical anomalies were first delineated by the Company in 2005, extending +10 km a long a hydrothermally altered zone that follows a NE trending thrust and regional unconformity. Subsequent work between 2006 and 2012 has included traverse-line investigations, soil sampling, geologic mapping, geophysical surveys (ground magnetic and IP), trenching and drilling.

To date several targets have been identified and tested including; Shanjinba (Zone 1 and 2), Yaoshang, Fujiawan Baimashi (Zone 1 and 2), Bailuyao, Baojia and Paziba. The Company continues to conduct exploration programs designed to further test the mineralization at these targets and identify new targets.

The Yejiaba Project is located along the collisional boundary separating the Huabei and Yangtze Precambrian cratons. This major, E-W trending collision zone has localized a number of large gold and polymetallic deposits within a geologic province that is often referred to as the Qinling Orogenic Belt.

Gold and polymetallic mineralization on the Company’s lease package is generally hosted in Silurian-Devonian, thin-bedded limestone interbedded with phyllite. Mineralization is associated with shears and quartz veins, with higher grades typically found along sheared contacts separating massive limestone from the thin-bedded limestone and phyllite unit. Granite porphyry and quartz diorite dikes tend to be spatially associated with mineralization. Alteration accompanying mineralization consists of weak silicification and pyritization with carbonate veining and secondary carbon. Small quartz veinlets are noted in places. Associated metals consist of silver, lead, antimony, and arsenic.

In the first half of 2012 the company commissioned and received and independent technical report on the project entitled "Independent Technical Report on the Yejiaba Gold-Polymetallic Project Gansu Province, P.R. China", effective date April 29, 2012, prepared by Calvin R. Herron, P. Geo Ontario, a consultant to the Company and a qualified person for NI 43-101, which and can be accessed at www.sedar.com or on the Company’s website at www.mincogold.com. This report summarizes the work conducted on the Yejiaba project to April 2012 and includes independent check sampling.

The Yejiaba Project was the focus of the Companies exploration efforts during 2012.

Shajinba Target

In April to July 2010 induced polarization (IP) and resistivity surveys were carried out at Shajinba over an area of approximately 4.3 km2. A total of 73.95 line kilometers of ground magnetic was also completed on 10 and 20 m spacing.

Altered and mineralized boulders were discovered approximately 500 m southeast of the main mineralized zones, one grab sample returned 31.55g/t Au and 66.0g/t Ag. The best grab samples taken from outcrops returned 0.26, 0.23 and 0.06g/t Au with corresponding silver content of 155.0, 2.0 and 455.0 g/t. Several grab samples were taken 100 m NE from this intersection and two of them returned 37.0 g/t Ag and 833.0 g/t Ag. Most significant result achieved in Shajinba target during the second half of 2010 was the discovery of polymetallic mineralization associated with the silver zone. The new zone is hosted by massive limestone and represented by massive lead mineralization in the central part and veinlets of galena in contact zones. Observed length of the mineralization is approximately 350.0 m, width varies from 5 m to 25 m. Trenching performed in 2010 over the silver – antimony iron rich polymetallic mineralization with spacing between trenches from 80 m to 120 m.

The geochemical soil sampling highlighted numerous gold anomalies over an area of 700 m long by 100 m wide. The anomalies are open along strike to the east. Trenching in the area revealed a 5 m wide zone of silicification with arsenopyrite, galena and stibnite. Mineralization is controlled by a regional thrust fault zone dividing phyllite in the foot wall and conglomerate in the hanging wall.

Significant channel sample results from the 2010 trenching program are highlighted as follows:

Trench ID	Au (g/t)	Ag (g/t)	Length	Comments
Shajinba Zone 1
YJB-10-14	5.58	47.1	4.7	Silicification with limonite, arsenopyrite
YJB-10-20	1.63	0.5	2.0	Silicification with pyrite, arsenopyrite
YJB-10-29	3.56	7.1	4.3	Silicification with hematite, limonite
YJB-10-35	1.18	4.6	3.0	Silicification with hematite, pyrite
YJB-10-36	1.12	-	1.0	Silicification with hematite, pyrite

During 2011, drilling totaled 2,829.02 m, covering an area of 1000 m by 400 m. Drill hole spacing ranged from 250 m to 400 m, depths ranged from 288.03 m to 501.4 m, targeting two zones trenched during 2009 and 2010.

Drill results returned lower gold values than surface trenching, but provided verification of the structural interpretation based on surface work and geophysical surveys and discovery of several significant mineralized intersections at depth.

Drill hole SJB-003A: in an area with no surfical signs of mineralization, due to conglomerate cover, intersected a wide fault zone comprised of black carbonaceous phyllite and tectonic gouge with numerous dykes of porphyry granite to quartz diorite, a portion of which averaged 0.13g/t Au over 43.56 m. Additional drilling in the vicinity may lead to a wide ore-grade zone of mineralization.

Drill hole SJB-005: within polymetallic mineralization, intersected a pure hematite vein in massive limestone. Iron content averaged 61.5% over 2.29 m. The vein was traced on surface for 200 m at similar grade and width. The drill intersection doubled its strike extension to 400 m. The vein is open down-dip and along strike to the East.

The following table provides more details of the drilling completed at the Shajinba Target in 2011.

Hole-ID	Location, Azimuth & Dip	Down Hole Depth (m)		Width (m)	Average Grade			Alteration
		From	To		Au g/t	Ag (g/t)	Fe (%)
Shajinba Zone 1
SJB-001	371933N 18505408E Az 163, Dip -65	No mineralized intersection			-	-	-	Brecciation in phyllitic limestone, calcareous phyllite
SJB-002	371929N 18505088E Az 171, Dip -65	No mineralized intersection			-	-	-	Brecciation in phyllitic limestone, calcareous phyllite
SJB-003A	371946N 18505233E Az 173, Dip -71.8	287.57	331.13	43.56	0.13	-	-	Granite dykes and phyllite with quartz-carbonate veinlets
Shajinba Zone 2
SJB-004	371967N 18504817E Az 193, Dip -69	117.02	118.12	1.10	1.38	-	-	Brecciated and silicified dyke of granite
		348.7	350.7	2.0	0.40	-	-	Calcite with limonite in massive limestone
SJB-005	371971N 185049E Az 180, Dip -65	104.96	107.25	2.29	-	-	61.50	Massive hematite in massive limestone
		293.99	294.99	1.00	0.60	-	-	Brecciated and limonitized dyke of granite
		302.76	308.76	6.00	0.17	-	-	Thin bedded phyllitic limestone with hematite in rock matrix
SJB-006	371971N 18504954E Az338, Dip-60	21.47	26.13	4.66	0.22	12.2	-	Quartz-carbonate veining with pyrite in brecciated granite and limestone
SJB-007	371976N 18504634E Az 183, Dip -55	118.35	119.57	1.22	0.66	-	-	Silicified dyke of granite
		125.57	126.87	1.30	0.57	-	-
22

During 2012, the Company completed an extensive surface trenching program included 72 trenches for an aggregate length of 2,396.3 m as well as three diamond drill holes for an aggregate total of 1,260.2 m. Significant trenching results at Shajinba during 2012 are summarized in the following table.

Trench ID	Au (g/t)	Ag (g/t)	Length	Comments
Shajinba Zone 1
YJB-12-03	0.22	0.2	6.0	A zone of calcitization and pyritization
YJB-12-04	-	-	2.8	56.6% Fe, 2.06% Mn over 2.8 m, a hematite vein
YJB-12-05	0.46	36.3	1.0	Granite dyke
YJB-12-06	0.18	0.2	12.0	A zone of calcitization and pyritization
YJB-12-07	2.08	6.9	1.0	A dyke of granite with weak limonitization
Shajinba Zone 2
YJB-12-11	0.48	7.0	4.6	five channel samples
YJB-12-12	0.42	- 97.9	4.8	Including 0.45g/t Au and 322.0g/t Ag over 1.4 m (four channel samples)
YJB-12-19	1.05	45.7	6.2	Including 1.14g/t Au and 256.0g/t Ag over 1.0 m (six channel samples);
YJB-12-25 YJB-12-27	0.37 1.31	-276.0 0.7	1.0 1.0	One channel sample One channel sample

During the second quarter of 2012, drill hole SJB-008 was completed to 350.0 m down hole length. It was designed to test the mineralized zone between the surface intersection in trench YJB-10-14 which returned 0.75g/t Au over 43.7 m, including 5.58g/t Au over 4.7 m, and the drill intersection in hole SJB-003A which is located 300 m in down dip direction and returned 0.13g/t Au over 43.6 m, including 0.31g/t Au over 4.6 m. The drill hole intersected a 33.0 m wide zone of granite dykes in carbonaceous calcareous phyllite with weak to moderate silicification and calcification and moderate to strong pyritization. Pyrite content generally varies from 1% to 5% and reached 15% in a single 2.0 m wide interval. The results averaged 0.83g/t Au over 2.08 m down hole length.

In the fourth quarter of 2012, two drill holes were completed at Shajinba Zone 2, the polymetallic portion of the Shajinba mineralized system; SJB-009 and SJB-010. Hole SJB–009 did not find any significant mineralization. Hole SJB-010 intersected a zone of calcification and pyritization over the down hole interval from 92.36m to 115.56m and returned 0.38g/t Au over 1.0 m and 39.03g/t Ag over 4.0 m.

Baimashi Target

During the 2011 exploration program, the Baimashi gold-antimony target was discovered on the boundary between Weiziping-Baimashi and Shajinba-Yangjiagou permits. Baimashi is located 3 km west of the Shajinba Target, on the same structural trend. It possesses numerous occurrences of gold and antimony, clustered in four zones (Zone 1 to 4); exploration to date has focused on Zone 1 and 2.

In 2011, six trenches were excavated on Baimashi Zone 1 and twelve trenches excavated on Baimashi Zone 2. Zone 1 mineralization is hosted in massive limestone and tends to be concentrated along contacts with granite porphyry dykes. Zone 2 gold mineralization is primarily hosted in thinly bedded limestone and phyllite units on the north side of northeast trending fault contact with massive limestone.

A single drill hole BLY-001 tested some weak mineralization encountered in the trenches but didn’t return any significant results.

Widely spread grab samples returned gold values between 5.0Au g/t to 50.0Au g/t and antimony content was up to 15.0%. Mineralized intersections in the trenches were sampled with 5 cm deep by 10 cm wide and generally 1m long channel samples.

Trench ID	Au (g/t)	Length
Baimashi Zone 1
YJB-11-03	4.41	2.0
YJB-11-04	3.62	6.4
YJB-11-04	2.26	1.2
YJB-11-06	0.53	6.0
Baimashi Zone 2
YJB-11-116	11.82	3.5

Between October and November 2011, the Baimashi Target area was tested with ground magnetic and pole-dipole IP and resistivity surveys.

No work was performed on Baimashi during 2012.

Other Targets

Another significant result in Yejiaba was the discovery of a mineralized zone in the center part of the Shajinba-Baimashi Gold Trend during the third quarter 2012. Five trenches completed in the area revealed mineralization of the same style which dominates in the Baimashi and Shajinba Targets: zones of shearing with superimposed pyrite and hematite near the contact between thin-bedded argillaceous limestone and massive limestone. With this important finding, the Company has demonstrated that the Shajinba-Baimashi Gold Trend is continuous over the distance of 7.0km.

The following table provides a summary of the significant results:

Trench ID	Au (g/t)	Length	Comments
YJB-12-15	1.6	1.0	One channel sample
YJB-12-16	1.05	8.0	One channel sample
YJB-12-16	12.81	0.8	Six channel samples, including 5.17 g/t Au over 1.0 m
YJB-12-22	1.26	1.0	One channel sample
YJB-12-22 YJB-12-31	1.23 0.82	1.0 2.0	One channel sample Two channel samples

The Paziba Target, a continuous fault zone which divides silicic metasediments in the footwall and thick-bedded to massive limestone in the hangingwall and contains discontinuous lenses of ferriferous gouge and veinlets of hematite. In the third quarter 2012 six trenches were completed to test the zone of highly hematitic mineralization with gold at the contact between metasediments and limestone. The best intersections averaged 2.66 g/t Au over 3.0 m in trench YJB-12-58 and 0.77g/t Au over 7.8 m in trench YJB-12-59.

Traverses carried out in third quarter of 2012 in the northern part of the Shajinba-Yangjiagou permit approximately 4.0km north from the Shajinba Zone discovered a continuous fault zone. A majority of the samples taken from the zone returned less than 0.1 g/t Au but two grab samples from massive hematite with superimposed silicification returned 18.9 g/t Au and 23.4 g/t Au. The width of the hematite veinlet is 0.3 m. Another grab sample from decarbonatized ferriferous breccia returned 39.5 g/t Au.

No work was performed on regional targets in the fourth quarter of 2012

Yangshan Project Area

Project Description

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

Continuous channel samples were taken in four sections along the 6 km mineralized structure. Significant results were:

•	Line 0	1.18 g/t Au over 4.7 m
•	Line 400	13.2 g/t Au over 10.0 m
•	Line 496	0.33 g/t Au over 4.0m
•	Line 60	80.60 g/t Au over 1.5m

The gold enriched, hydrothermally altered structural trend was discovered during the 2009 exploration program. The mineralization has a width ranging from 5 to 10 m and is hosted along the contact of hanging wall limestone and heavily folded footwall phyllite which is intruded by numerous intrusive dykes.

Ground magnetic surveying, soil sampling, geological mapping and sampling have been completed at the Yangshan Project. Priority was given to geochemical methods that tested larger areas along the Yangshan main structure zone. 3,000 geochemical samples were taken in the area in 2010. Geochemical soil, stream and rock chip sampling revealed anomalies of gold and arsenic over zones of regional faults, unconformities, shear zones and other structural features in the area. Approximately 4% of the total number of samples returned gold values greater than 0.1 g/t and 1% of gold values were greater than 1.0 g/t. The best concentrations of gold were clustered within the central and eastern parts of the Oujiaba-Dianziping permit as well as at the south-western part of the Zoujiashan-Jiaoyanshan permit.

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

Xicheng Project Area

Project Description

The Xicheng sub-project Area (the "Xicheng Project") is located at the east extension of the Xicheng Pb-Zn metallogenic belt northeast of Yejiana and consists of one exploration permit. Eleven multi-element anomalies have been delineated in the project area. The largest anomaly is about 16 square km in area and consists of coincident Au, Ag, Pb and Zn values.

Since 2009, verification soil sampling and trenching have been conducted in the Caopingshan zone of the Chengjiashan- Heiwanliang block. The work completed includes: trenching – 97.0 lin.m; channel sampling – 35 samples; chip sampling – 55 samples; grab sampling – 92 samples; and soil sampling – 90 samples.

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

Minco China entered into two agreements with Fengxian Xin Kun Mining Corporation ("FXKM") in September 2010 and March 2012 respectively; in which the Company agreed to sell two exploration permits in Xicheng East for a total of RMB 2.8 million. As at September 30, 2012, The Company received RMB 2.8 million ($442,796) and recognized a gain of $442,796 upon the receipt of approval from the Ministry of Land and Resources ("MOLAR") for transfer legal titles of the two exploration permits to FXKM.

III. TUGURIGE GOLD PROJECT

Minco China entered into the JV Agreement with the 208 Team, a subsidiary of China National Nuclear Corporation, to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China. Under the terms of the JV Agreement, the 208 Team was required to set up a new entity (the "JV Co") and transfer its 100% interest in the Tugurige Gold Project into the JV Co. Minco China has the right to contribute a total of RMB 250 million (approximately $37 million) (the “Earn-In Amount”) to earn a 51% equity interest in the JV Co, with RMB 180 million (approximately $27 million) to be contributed upon conclusion of the JV Agreement. The Earn-In Amount is subject to an independent evaluation of the value of the Tugurige Project.

The 208 Team did not comply with certain of its obligations under the JV Agreement, including its obligation to set up a new entity (the “JV Co”) and the transfer of its 100% interest in the Tugurige Gold Project to the JV Co. As a result, Minco China commenced legal action in China seeking compensation for the breach of the JV Agreement by the 208 Team on March 14, 2012.

On March 25, 2013, Minco China settled its claim against the 208 Team relating to the JV Agreement for a settlement amount of RMB 14 million ($2.3 million). Minco China has received RMB 5 million ($822,368) and the remaining balance is expected to be received by the end of 2013.

IV. GOLD BULL MOUNTAIN PROJECT

In the process of managing and prioritizing cash flow needs, the Company made the decision to cease its exploration program at the Gold Bull Mountain Project in June 2008. As of the date of this Annual Report, the property has not been sold and this project is treated as a non-material project by the Company.

V. Fuwan Silver Project of Minco Silver

Disclosure of information of a technical or scientific nature for the Fuwan Project has been disclosed in two Technical Reports and a news release describing the results of a resource update, filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com or on Minco Silver’s website at www.mincosilver.com. They are as follows:

The National Instrument 43-101 (“NI 43-101”) compliant technical report entitled “Technical Report and Updated Resource Estimate on the Fuwan Property Guangdong Province, China”, dated January 25, 2008, prepared by Eugene Puritch, P. Eng. Ontario, Tracy Armstrong, P. Geo Ontario, and Antoine Yassa, P.Geo. Québec, all of P&E Mining Consultants Inc. This technical report includes relevant information regarding the data, data validation and the assumptions, parameters and methods of the mineral resource estimates on the Fuwan Project.

“Minco Silver announces a 31% increase in the Indicated Resource on its Fuwan Silver Project” Minco Silver Corporation News Release, May 12, 2008.

“Fuwan Silver Project Feasibility Study Technical Report” effective date September 1, 2009 prepared by John Huang, P.Eng., S. Byron V. Stewart, P.Eng., Aleksandar Živković, P.Eng. and Scott Cowie, B.Eng, MAusIMM all of Wardrop and Eugene Puritch, P.Eng. of P&E Mining Consultants Inc. and all qualified persons for NI 43-101. This technical report includes relevant information regarding the data, data validation and the assumptions, parameters and methods used in determining the ore reserves on the Fuwan Project.

All other disclosure of a scientific or technical nature in this Annual Report website was reviewed and approved by Thomas Wayne Spilsbury, an independent director of Minco Silver, a Member of the Australian Institute of Geoscientists and a Fellow of the Australasian Institute of Mining and Metallurgy CP (Geo) and a “qualified person”, as defined in NI 43-101.

Location

The Fuwan Silver deposit is adjacent to the Company’s Changkeng Gold Project, approximately 45 km southwest of Guangzhou, the capital city of Guangdong Province. Access to the property is via the Guangzhou - Zhuhai highway, which passes through Gaoming City. The property is located 2 km via gravel road northwest of the town of Fuwan (population 30,000). The town of Fuwan is well connected by paved highway and expressways to major cities, including Guangzhou (70 km), Gaoming (15 km), and Jiangmen (60 km). The Fuwan property is also accessible by water on the Xijiang River to major cities like Guangzhou, Zhaoqing and Jiangmen, as well as to international waterways in the South China Sea. Electrical power, water, telephone service, and supplies are available in Fuwan. The proposed mine site is large enough to accommodate tailings and waste disposal areas, and processing plant sites.

Ownership

On July 2005, MOLAR approved the transfer of Exploration Permit for the Fuwan project ("Exploration Permit") to Minco China from 757 Team. The cost of the Exploration Permit in respect of the Fuwan Silver Project was independently appraised at approximately $1.47 million (RMB10, 330,000). Minco Silver paid the entire amount for the Exploration Permit to 757 Team.

The Company has four reconnaissance survey exploration permits on the Fuwan Silver Deposit, having a total area of 172.50 sq. km, covering a major part of the northeast-trending Fuwan silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including the Fuwan silver and Changkeng gold deposit in which Minco Gold owns a 51% interest. The exploration permit for the Fuwan main deposit area is the Luoke-Jilinggang (76.62 sq. km.). This was renewed by MOLAR for a two-year period ending on July 2013. Another three silver exploration permits on the Fuwan belt, referred to as Guyegang (55.88 sq. km.), Hecun (12.7 sq.km.), and Guanhuatang (27.3 sq.km.), are held by Minco China in trust for Foshan Minco. These three permits were renewed for a two–year period ending on April 7, 2014. Minco Silver has a 100% beneficial interest in Foshan Minco, the operating company and permits holder for the Fuwan project, subject to a 10% net profit interest held by Guangdong Geological Bureau.

Exploration Program

Minco Silver conducted a comprehensive exploration program on the Fuwan Project between 2005 and 2008. The exploration program includes a six phases of drilling totaling 260 drill holes comprising 69,074 meters of diamond drilling over both the Fuwan Silver Deposit and the surrounding regional area, detailed hydrological studies for the Fuwan deposit area, metallurgical testing, and geotechnical studies. An exploration report was prepared on the Fuwan deposit at the end of the exploration program and was approved by MOLAR.

Resource Estimates

Diamond drill data from a total of 422 holes was used for the resource calculation in the updated resource estimate. These programs were conducted on a 60m x 60m diagonal spacing within the existing 80m x 80m rectangular drill grid spacing. The Fuwan Silver Deposit remains open along strike to the southwest and up and down its relatively flat dip to the northwest and southeast.

The resource estimate for the Fuwan Silver Deposit includes Au, Pb and Zn credits and has an indicated Resource of approximately 16.0 million tonnes at 182g/t Ag, 0.20g/t Au, 0.20% Pb and 0.57% Zn and an Inferred Resource of 11.2 million tonnes at 174g/t Ag, 0.26g/t Au, 0.27% Pb and 0.73% Zn. Details of the resources for the silver mineralization of the Changkeng and Fuwan properties are shown in the following table.

Resource Estimate1 @ 40g/t Ag Cut-Off Grade.

Resource Area & Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Fuwan Permits Indicated	13,948,000	188	84,268,000	0.17	0.20	0.56
Changkeng Permit Indicated**	2,027,000	142	9,235,000	0.40	0.20	0.61
Total Indicated	15,975,000	182	93,503,000	0.20	0.20	0.57

Fuwan Permits Inferred	10,241,000	171	56,147,000	0.26	0.26	0.72
Changkeng Permit Inferred ***	1,049,000	212	7,136,000	0.29	0.37	0.86
Total Inferred[2]	11,290,000	174	63,283,000	0.26	0.27	0.73

Notes:

**	The indicated resources reported on the Changkeng permit represent 51% of the actual indicated resources which reflects the proportion of ownership by Minco Silver. Total Changkeng indicated silver resources are 4,054,000 tonnes and 18,470,000 ounces of silver.
***	The inferred resources reported on the Changkeng permit represent 51% of the actual inferred resources which reflects the proportion of ownership by Minco Silver. Total Changkeng inferred silver resources are 2,098,000 tonnes and 14,272,000 ounces of silver.
[1]	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
[2]	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

For the purposes of the resource update report, the resource was defined using the April 2008, 24 month trailing average metal prices of US$13.69/oz Ag, US$710/oz Au, US$1.01/lb Pb and US$1.48/lb Zn. Costs of $12.00/tonne for mining, $11.50/tonne for processing/tailings management and $5.50/tonne for G&A for a total of $29.00/tonne and a process recovery of 97% for Ag, along with Au, Pb & Zn credits of approximately $10.00/tonne were utilized to derive a cut-off grade of 40 g/t Ag.

Feasibility Study

The Fuwan silver deposit (the "Deposit") falls into the broad category of sediment-hosted epithermal deposits and is characterized by 8 zones of vein and veinlet mineralization within zones of silicification. Zones 7 and 8 are not included in the reserve estimate. The predominant sulphide minerals are sphalerite and galena with lesser pyrite, as well as rare arsenopyrite, chalcopyrite, and bornite.

By September 1, 2009, the Feasibility Study was completed by Wardrop. The results of this study were released to the public through a press release on September 28, 2009. The Study defines an operation based on underground mining and milling of the ore producing a silver/lead concentrate and a zinc concentrate on site in the township of Fuwan, approximately 45km southwest of the provincial capital of Guangzhou, China.

Detailed technical information on the Fuwan Project, including project description and location, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling sampling and mineral resource estimates, can be found in the Fuwan Technical Report, the entirety of which is incorporated by reference herein.

The following summary has been extracted from the technical reports respecting the Fuwan Silver Project referenced at the beginning of this section.

The Fuwan silver-gold-lead-zinc deposit is owned by Minco Silver and is located in Guangdong province of southern China, about 45 km southwest of the provincial capital Guangzhou. The deposit was tested with 422 holes up to May 2008 with an aggregate length of approximately 96,000 m.

In November 2007, SRK Consulting Canada Inc. ("SRK") completed a Preliminary Economic Assessment of the Fuwan deposit, "Preliminary Economic Assessment – Fuwan Silver Deposit", filed on SEDAR.

In May 2008, Changsha Engineering and Research Institute of Nonferrous Metallurgy ("CINF") completed a Pre-feasibility Study (Chinese language, non 43-101 compliant).

In October 2009 Wardrop produced a NI43-101 compliant Feasibility Study of the Fuwan property, "Fuwan Silver Project Feasibility Study Technical Report" which has been filed on SEDAR,

The principal consultants utilized by Minco Silver in the preparation of the Fuwan Technical Report are as follows:

•	Wardrop – mining, processing, capital cost (mining) and financial analysis
29

•	P&E – geology and resource estimation
•	Environmental Resources Management – environmental
•	China Nerin Engineering Co. Ltd. ("NERIN")/Wardrop – infrastructure, overall site water management, hydrogeology, tailings and waste rock disposal, and capital cost (excluding mining).

Geology & Resource Estimation

The Fuwan silver deposit is located at the northwest margin of a triangular Upper Paleozoic fault basin at the juncture of the northeast-trending Shizhou fault to the northwest, the east-west trending Dashi fault to the south, and the northwest trending Xijiang fault to the northeast. There are known precious and base metal occurrences and deposits that occur predominantly along the margins of the basin.

The basin contains Lower Carboniferous limestone and unconformable overlying Triassic siliciclastic rocks. A low-angle fault zone (from several to tens of metres in thickness) is developed along the contact between the Lower Carboniferous unit and the Upper Triassic unit, and is occupied by lenticular zones of brecciated limestone and silicified sandy conglomerate. The fault zone may have acted as both a conduit for mineralizing fluids and as a host for the silver mineralization in the area. Second order faults, parallel to the major fault and also containing silver mineralization, occur in the footwall limestone.

The Fuwan silver deposit falls into the broad category of sediment-hosted epithermal deposits and is characterized by vein and veinlet mineralization within zones of silicification. The predominant sulphide minerals are sphalerite and galena with lesser pyrite, as well as rare arsenopyrite, chalcopyrite, and bornite. The deposit is poor in gold (typically <0.2 ppm).

Diamond drill data from 231 out of a total of 422 holes were used for the resource calculation. Most holes were drilled at 80 m spaced sections and the central portion of the deposit was drilled at 40 m spaced sections that gave an effective 60 m x 60 m diagonal drill pattern.

Eight zones of silver mineralization have been identified:

•	Zone 1, lying entirely within the fault plane, contains a relatively large volume of silver mineralization particularly in the west part.

•	Zone 2, partially within the brecciated and silicified fault zone, contains the greatest volume of silver mineralization.
•	Zone 3 occurs in the footwall of the main fault zone.
•	Zones 4, 5, and 6 are situated entirely within the footwall along planar fractures in the limestone.
•	Zone 7 is located in the Luzhou area, along strike to the southwest of the main Fuwan silver deposit.
•	Zone 8 is located on the east side of the Xijiang River, along strike to the north east of the main

Fuwan silver deposit.

Zones 7 and 8 are not included in the Fuwan resource estimate. The following is a summary of the May 2008 Fuwan resource estimate prepared by P&E at a cutoff of 40 g/t silver.

Table 1.1 Resource Estimate Summary at a 40 g/t Silver Cutoff – May 2008

Resource Area & Classification	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Fuwan Permit Indicated	13,948,000	188	0.17	0.20	0.56
Fuwan Permit Inferred	10,241,000	171	0.26	0.26	0.72

Notes:

•	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title. Taxation, socio-political, marketing, or other relevant issues.
•	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resources and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resources category.
•	The mineral resources in this report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.
30

Mining

Reserve Estimate

The resource estimate provided by P&E classified the resources for the Fuwan Zones 1 to 4 as indicated and inferred (Table 1.1). Only indicated mineral resources as defined in NI 43-101 were used to establish the probable mineral reserves. No reserves were categorized as proven.

Some of the wireframes for the resources provided geologically improbable shapes in the indicated resources in the May 2007 block model that would be difficult to mine. The mine design battery limit was to accept the resource estimate and interpretation at face value and prepare a mine design around it.

It will be essential for infill drilling to be undertaken during the basic engineering and detailed mine design phases for the production of detailed stope and development layouts for construction and mining. It is also Wardrop's opinion that there appeared to be no marker horizons to follow high grade zones within the limestone. It will be difficult if not impossible to follow economic mineralization visually during mining. Infill drilling will be essential to define the true ore body outlines ahead of development and stoping.

In order to obtain the mining permits in China, it is necessary to use an official Chinese resource estimate prepared according to Chinese codes. The Chinese resource may not be the same as the NI 43-101 resource used for this study.

Wardrop received the block model that was used for the P&E resource estimate then applied mining and economic parameters to the model in order to form the basis of the reserve estimate. Since the deposit is polymetallic, it was decided to estimate the net smelter return (NSR) for each block in the model in order to design the stope outlines and evaluate economic viability.

The NSR value was calculated assuming the three-year historical average metal prices from the London Metal Exchange (LME) as at May 31, 2009:

•	US$13.00/oz for silver
•	US$688.00/oz for gold
•	US$0.88/lb for lead
•	US$1.28/lb for zinc.

Factors for each contributing metal were calculated and input into the block model to calculate the NSR for each block within the model. The metallurgical and smelting metal recoveries, smelter and refining charges, and metal prices were incorporated into the following NSR formula:

NSR = (0.31 * in-situ g/t Ag grade) * (6.07 * in-situ g/t Ag grade) *

(311.66 * in-situ % Pb grade) * (1,563.94 * in-situ % Zn grade)

NSR Cutoff Value

A cutoff value of US$37.13/t NSR was used for the reserve estimate and was selected based on estimated operating costs as shown in Table 1.2.

Table 1.2 - Operating Costs for the Reserve Estimate

Area	Unit Cost (US$/t)
Mine	18.41
Process	10.77
Tailings Management	1.30
Surface Services	0.79
General & Administrative	5.86
Total	37.13

Wardrop used a stope recovery factor of 95%, an average mining extraction rate of 97%, and an average 7% internal dilution, 8% external dilution, and 3% fill dilution to estimate the total amount of diluted probable mineral reserves. Ore reserve calculations conservatively assumed dilution to contain no metal. The probable mineral reserve estimate is 9,117,980 t at 189 g/t Ag, 0.146 g/t Au, 0.196% Pb, and 0.566% Zn. Table 1.3 lists the reserve estimate by zone.

Table 1.3 - Probable Reserve Estimate Summary

Zone	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
1	1,327,580	186	0.180	0.064	0.324
2	4,806,443	192	0.167	0.177	0.568
3	2,451,699	192	0.105	0.257	0.636
4	532,259	150	0.068	0.421	0.822
Probable Mineral Reserve	9,117,980	189	0.146	0.196	0.566

Geotechnical

In general, the ground conditions within the ore body are predicted to be good with few localized stability problems. However, at the unconformity, particularly difficult ground conditions are expected with a fault zone that will probably be exposed in immediate stope backs.

The recommended support for waste development is as follows:

•	backs – 2.4 m long bolts on 1.2 m by 1.2 m pattern
•	walls – 2.4 m long bolts on 1.5 m by 1.5 m pattern
•	allow 25% coverage with a welded wire mesh square measuring 100 mm by 100 mm with 4 mm diameter wire
•	allow 25% coverage with shotcrete 50 mm nominal thickness.

Areas that intersect the unconformity will require full bolt, mesh, and shotcrete support.

Stopes have been sized to avoid the use of cable bolting. Drift-and-fill stopes will be 4 m wide with the unconformity in back, and 6 m wide with no unconformity. Any stope back with the unconformity exposed will require full bolt, mesh, and shotcrete support.

Hydrogeology

Wardrop performed a hydrogeological review of the available data. This review incorporated the results of field investigations undertaken by the local consultant 757 Exploration Team on the Fuwan exploration area and the adjacent Changkeng exploration area in 2007 and 2008, as well as historic information from a variety of sources.

The scope of the recent hydrogeological investigations included the performance of 29 small scale pumping tests on a series of 13 geological exploration holes converted to groundwater monitoring and test wells. These tests were undertaken on multiple formations within each monitoring well, or at multiple pumping rates in order to allow for assessment of the hydrogeological characteristics of the various geological units. The results of these test indicated that the sandstone unit was in general a low conductivity unit, with limited potential for groundwater production. In some boreholes, high conductivities were noted, potentially due to interconnectivity with the underlying carbonate unit. The carbonate unit, which has been extensively affected by a shallow fault zone passing along the sandstone/ carbonate interface (referred to as the unconformity), and demonstrates karst conditions (i.e., solution enlarged fracturing and void spaces). Pumping tests performed on this unit suggested a moderate rate of groundwater production.

Two large scale pumping tests were subsequently undertaken, one in the Fuwan exploration area and one in the Changkeng exploration area. These tests involved the long term pumping (4 to 7 days) of a reamed out exploration borehole at rates of 15 to 24 L/s, and the regular monitoring of water levels in a series of surrounding monitoring wells completed in both the carbonate unit and the overlying sandstone. Analysis of the resulting pumping test data showed the carbonate unit to have a relatively high conductivity (1.1. x 10-5 m/s) and good hydraulic connectively over a large area (drawdown cone 9 m deep at the pumping well and extending at least 1.5 km in all directions. This pumping test data also suggests that the geological faults in the area do not have any significant influence on the drawdown cone so likely do not act as a source of groundwater recharge.

Although this testing did not identify any significant concern with respect to the faults, the scale of the pumping test response indicates that the karst formation is highly connected over a significant area with a transmissivity at the high end of the published range for carbonate systems.

Preliminary estimates for groundwater inflow into a simplified single stope running along the base of the mineral deposit (260 m below sea level) over its entire length (1100 m) were developed using a variety of standard formulas. These formulas applied to dewatering of a linear excavation, relative comparison to local recorded dewatering requirements, simplified water balance, and general inflow into a tunnel excavation. These preliminary estimates suggested that groundwater inflow could potentially be in the range of 4,550 to 27,011 m3/day. Due to the natural heterogeneity of the subsurface conditions, inflow rates within certain excavation areas may be higher or lower than this average rate, with initial rates also being higher than later stage flow rates. There remains some unknown areas and further work is required to better understand the underground hydrogeology.

In order to refine the potential groundwater inflow rates, the existing geological and hydrogeological information, along with surface water and meteorological data, as collected by various parties should be compiled into a detailed hydrogeological model of the area, and calibrated against the existing large scale pumping test data set. Supplementary pumping test in the area of the F3 Fault should also be considered in order to complete the data set.

Due to the potential for large volume groundwater inflows into the proposed mine excavations, predictive and mitigations measures such as probe hole advancement in all proposed excavation areas, the installation of groundwater collection and drainage galleries, and installation of water tight doors or bulkheads at regular intervals will be required.

The potential for interconnection with the Xijiang River and proposed underground mine workings has been evaluated qualitatively from a geological point of view by 757 Team. Their interpretation was that the fine river bottom sediments (clay and silt) and low conductivity T3 unit underlying the river area would minimize direct hydraulic connection between the river and the Fx1 + C1 water bearing unit. The primary potential source of connection was therefore the apparent Changkeng, F2 and F3 fault traces which appear to extend out under the river. The SRK report indicated that the Xijiang River appears to be poorly connected hydraulically with the proposed underground mine envelope in the areas tested.

Mining Methods

Minco Silver will develop a mechanized mine at the Fuwan deposit. A 2 m minimum mining height was adopted for mechanized mining. The selection of a mining method is dependent upon ore body geometry, ground conditions, and ore grade.

Drift-and-fill mining, and a small amount of room-and-pillar mining, will be used for flat lying zones. As the ore body has reasonably good grades, a trade-off study was undertaken to assess at what grade it would be worth backfilling with cemented fill and carrying out a primary/secondary drift-and-fill type mining method allowing 100% extraction without leaving any ore pillars.

Ore zones with lower grades will be mined by the room-and-pillar method. This method is selective and zones of low grade can be left as pillars. A variation of this method is post pillar cut-and-fill: where the ore height is greater than 6 to 7 m, the panel is taken in two cuts. The first cut is taken and backfilled, then a second cut is taken over the top of the first cut working off the backfill.

Stope and pillar dimensions, ground support in development headings, and stopes will depend on ore body geometry and ground condition.

The cut-and-fill method will be used for ore zones dipping between 15° and 50°. In order to minimize waste development, Wardrop recommends using in-ore twin ramp development. Each panel will be about 100 m long and typically 60 m vertically. Twin ramps will be driven in ore from top and bottom access to meet in the middle of the stope. A minimum 3 m-wide pillar (or a 1:1 ore to pillar width) will be left between the ramps. The ramp below the pillar must always remain open for air passage and provide through-ventilation. After the ventilation airway is no longer needed, the pillar could be recovered; however, any estimate should only assume an effective 50% recovery of the pillar.

Backfill

All stopes will be backfilled after mining is completed. Free draining hydraulic backfill was selected as the most appropriate method due to the flat-lying and relatively large horizontal extent of the ore body, coupled with the distant location of the process plant and difficulties with access above the ore body. This backfilling method will allow up to 45 to 50% of the tailings to be disposed of as hydraulic backfill underground, reducing the required size of the surface tailings pond.

Backfill will be prepared from tailings produced in the plant and distributed to the underground stopes by a pipeline through the main access ramp. For primary stope filling in drift-and-fill, 5% cement will be added. Backfill for cut-and-fill, room-and pillar, and secondary stopes of drift-and-fill mining will not be cemented.

Mine Access

The mine will be accessed by a single decline developed at gradient of -15%. It will be used for access of personnel, equipment, materials, and services; it will also be utilized as an intake airway.

The location of the decline portal was selected on the south-west side of the deposit near the process plant. The size of the decline was selected at 4.5 m wide by 4.5 m high to accommodate the mining equipment and provide required clearances.

The four levels will be developed for haulage and for provision of fresh air supply to mining blocks. Ventilation access drifts will be excavated to connect the level development and ramps to the ventilation raises.

The 4.0 m diameter central south fresh air intake ventilation raise will have a manway equipped with ladders and platforms to provide an auxiliary exit from the mine in case of emergency. Two 4.0 m diameter exhaust raises will be developed on the east and north side of the ore body and will be connected to the level development to provide flow-through ventilation. They will also be equipped with ladders.

Another 3.0 m diameter fresh air ventilation raise will be constructed in Year 6 of production on the west side of the deposit to provide intake air for mining block #201, and will be equipped with a man-way for emergency exit.

Development headings will be driven with electro-hydraulic twin boom jumbos. Ventilation raise development will be done by raise boring crews.

The broken rock will be mucked from the face by 7 t load-haul-dump (LHD) and hauled by 25 t trucks to the surface waste dump. The same equipment will be used for mucking broken ore from the production stopes and hauling to the mill for processing.

A 7 t capacity LHD with a 4.0 m3 bucket and a 25 t underground mine truck with a 13.0 m3 box were selected for ore and waste haulage.

A summary of ore and waste production is provided in Table 1.4.

Table 1.4 Production by Material Type

Year	Ore (tonnes)	Waste (tonnes)	Total (tonnes)
-2		83,515	83,515
-1		226,832	226,832
1	990,0000	83,486	1,073,486
2	990,0000	83,720	1,073,720
3	990,0000	63,183	1,053,183
4	990,0000	52,480	1,042,480
5	990,0000	57,452	1,047,452
6	990,0000	43,329	1,033,329
7	990,0000	11,932	1,001,932
8	990,0000	20,108	1,010,108
9	990,0000	19,887	1,009,887
10	207,981		207,981
Total	9,117,981	745,924	9,863,905

Personnel requirement estimates are based on the mine production rate and mine schedule. A mining contractor will begin work in the pre-production development stage to allow time for the owner to recruit staff for the project. The contractor will continue mine access development during production.

Underground staffing requirements peak at 54 personnel during full production, including 9 mine operating and 5 mine maintenance salaried dayshift personnel, 32 shift technical staff, and 8 shift supervisors. Underground hourly labor requirements peak at 312 in Year 5 during full production, including 248 mine operating and 64 mine maintenance hourly personnel. The personnel requirements do not include the labor required for access development performed by the contractor.

Mine Services

A two-bay sump will be located at the bottom of the mine and will be constructed to allow suspended solids to settle out of the ground water before pumping. The sump will be equipped with four high-pressure pumps: two working and two on stand-by. A 300 mm (12″) diameter steel dewatering pipe will be installed in the main access decline to pump water from the sump to the final tailing pump box on surface.

Industrial-quality water will be distributed in 4″ and 2″ diameter pipelines throughout the underground workings for drilling equipment, dust suppression, and firefighting. The major electrical power consumption in the mine will be from the main and auxiliary ventilation fans, drilling equipment, and mine dewatering pumps A high voltage cable will enter the mine via the main access decline and will be distributed from the main underground substation via boreholes to electrical substations located on each sublevel. High voltage power will be reduced to 600 V at electrical sub-stations. All power will be three-phase; lighting and convenience receptacles will be single phase 127 kV power.

A leaky feeder communication system will be installed throughout the mine. The system will interface with the surface communication system. It will be also used for centralized blasting. Telephones will be located at key infrastructure locations such as the underground electrical sub-stations, refuge areas, lunchrooms, and pumping stations. Key personnel and mobile equipment operators will be supplied with an underground radio.

The mobile drilling equipment such as jumbos, rock bolters, and scissor lifts with ammonium nitrate and fuel oil (ANFO) loaders will be equipped with their own compressors. No reticulated compressed air system will be required. Six portable compressors will be used to satisfy compressed air consumption for miscellaneous underground operations.

Explosives will be stored on surface in permanent magazines. Detonation supplies (non-electric [NONEL] and electrical caps, detonating cords, etc.) will be stored in a separate magazine on surface.

The underground mobile equipment has an estimated average fuel consumption rate of approximately 8,556 L/d during the production period. Haulage trucks and all auxiliary vehicles will be fuelled at fuel stations on surface. The fuel/lube cassette will be used for the fuelling/lubing of LHDs and face equipment.

The personnel carriers will be used to shuttle employees from the surface to the underground workings and back during shift changes. Supervisors, engineers, geologists, and surveyors will use diesel-powered trucks as transportation underground. Mechanics and electricians will use the mechanics' truck and maintenance service vehicles.

A boom deck with a 10-t crane will be used to move supplies, drill parts, and other consumables from surface to active underground workings.

A mine service crew will perform mine maintenance and construction work, ground support control and scaling, mine dewatering, and safety work.

Mobile underground equipment will be maintained in a mechanical shop located on the surface outside of main ramp access portal. A small underground maintenance shop with an overhead crane will also be constructed underground to provide maintenance for drilling equipment. A mechanics truck will be used to perform emergency repairs underground. Major rebuild work will be conducted off site.

Development Schedule

The mine development is divided into two periods: pre-production development and ongoing development.

The pre-production development period runs from the start of the project to when the first ore is fed to the process plant. Pre-production development will be scheduled to:

•	provide access for trackless equipment
•	provide ventilation and emergency egress
•	establish ore and waste handling systems
•	install mining services (backfill distribution, power distribution, communications, explosives storage, fuel storage and distribution, water supply, mine dewatering)
•	provide sufficient level development in advance of start-up to develop sufficient ore reserves to support the mine production rate.

All underground pre-production development will be done by contractor with use of a contractor's equipment, personnel, and supervision. A 130 m per month advance rate was assumed for a jumbo crew developing a 4.5 m wide by 4.5 m high heading, and 90 m per month for a raise boring crew to drill a pilot hole and ream it to the 4.0 m diameter.

Underground infrastructure development, such as dewatering sumps, maintenance shop, and explosives storage, will be completed prior to production.

It is estimated that pre-production development will be completed in two years. Ore development is not included in the development schedule as it will be part of ore production.

Ongoing sustaining development will continue to be performed by a contractor during the production stage. The contractor will demobilize from the site in Year 9 when all main access development is completed.

Table 1.5 - Mine Development Schedule

Production Year	Unit	Pre-production	Year										Total
			1	2	3	4	5	6	7	8	9	10
Annual Metres (Horizontal)	m	5,420	1,497	1,437	1,132	950	1,040	765	216	364	360	0	13,181
Annual Metres (Vertical)	m	462	45	214	37	0	0	61	0	0	0	0	819
Total Development	m	5,882	1,542	1,651	1,169	950	1,040	826	216	364	360	0	14,000

Production Schedule

The annual ore production rate of 990,000 t (including ore from development and stopes) was scheduled based on 330 mine operating days per year with three 8-h shifts.

Criteria for scheduling production included targeting the mining blocks with higher grade ore in the early stages of mine life in order to improve project economics. The production sequence of the mining blocks will be from the top down. The number of mining blocks in production will vary from 8 to 10 in most production years. On average, there will be five stopes in production for drift-and-fill mining and four in production for cut-and-fill. The only room-and-pillar block will be mined in Year 9.

Table 1.6 - Production Schedule

	Unit	Year										Total
		1	2	3	4	5	6	7	8	9	10
Operating Days Per Year	d/a	330	330	330	330	330	330	330	330	330	70
Mill Feed	t	990,000	990,000	990,000	990,000	990,000	990,000	990,000	990,000	990,000	990,000	9,117,981
Grade
Ag	g/t	214	217	217	205	183	182	177	167	148	137	189
Au	%	0.171	0.169	0.158	0.157	0.150	0.157	0.151	0.138	0.079	0.076	0.146
Pb	%	0.194	0.194	0.146	0.148	0.120	0.189	0.235	0.242	0.263	0.372	0.196
Zn	%	0.584	0.614	0.506	0.541	0.483	0.487	0.615	0.595	0.637	0.709	0.566

Mineral Processing and Metallurgical Testing

Four main metallurgical testing programs were carried out on the multiple metal (silver/lead/zinc) mineralization samples from the Fuwan silver deposit in Guangdong province, China. Samples from different drill holes were composited for the metallurgical testing programs. The test work includes ore hardness determination, mineralogical determination, flotation concentration, gravity separation, hydrometallurgical process, and ancillary tests including settling tests and acid base accounting (ABA) tests.

The dominant sulphide minerals in the mineralization are: pyrite, sphalerite, galena, argentiferous tennantite, tetrahedrite, miargyrite, proustite-pyrargyrite, marcasite, native gold, bournonite, stephanite, chalcopyrite, and covellite.

The flotation tests included open batch flotation condition optimization tests, locked cycle tests, and variability tests. The tests indicated that the mineralization responded well to conventional differential flotation: silver-lead flotation followed by zinc flotation. Although silver hydrometallurgical extraction was high when the head samples or the concentrate samples were pre-treated by roasting and ultrafine regrinding, the hydrometallurgical processes had not been considered in the study due to high operating costs and potential environment issues.

A 3,000 t/d process plant has been designed for the Fuwan Project to process silver bearing lead and zinc sulphide mineralization. The deposit consists of eight major mineralization zones. The main value metals in the mineralization are silver, lead, zinc, and gold. The process plant will operate 330 d/a at an annual process rate of 990,000 t/d and three shifts per day. Overall process plant availability will be approximately 90%.

The run-of-mine (ROM) from the underground mine will be crushed by an 800 mm by 1,100 mm jaw crusher to 80% passing 150 mm, and then ground to 80% passing 100 μm in a semi-autogenous grinding (SAG, 5.5 m Dia x 3.0 m EGL, 1,250 kW)-ball mill (3.96 Dia x 6.56 L, 1,650 kW)-pebble crushing circuit (SABC). The silver, lead, and zinc minerals will be recovered by a conventional differential flotation process:

•	silver-lead bulk rougher flotation followed by zinc rougher flotation
•	the silver-lead rougher flotation concentrate will be reground and subject to three stages of cleaner flotation
•	the zinc rougher flotation concentrate will be upgraded by three stages of cleaner flotation as well without regrinding.

The tailings produced from the zinc rougher scavenger flotation circuit will be sent to the tailings management facility (TMF) for the storage and to the underground mine for hydraulic backfilling. The produced silver-lead concentrate and zinc concentrate will be thickened and then pressure filtered separately prior to being transported to smelters. Depending on the lead head grade, the silver-lead concentrate may be further processed to produce a silver concentrate and a lead-silver concentrate.

The average dry concentrate production is forecast to be as follows:

•	silver-lead concentrate – 15,900 t/a, including:

- 154,700 kg/a (4,975,000 oz/a) silver

- 1,600 t/a lead

•	zinc concentrate – 9,300 t/a average, including:

- 4,700 t/a zinc

- 15,400 kg/a (495,400 oz/a) silver.

Tailings Management Facility

The Fuwan Project includes development of a new proposed land based TMF to store up to 2.6 M m3 of the tailings. The tailings will be the fine fraction classified from the flotation tailings. The TMF will be developed in two stages:

•	Stage 1 Facility - capable of storing initial 8.3 years of tailings deposition through three dam raises; and,
•	Stage 2 – Final Facility capable of storing additional 0.9 years of tailings deposition by either raising the Stage 1 Facility or on-land storage in a separate facility.

Current cost estimate assumes that raising the Stage 1 TMF Dam (subject design) to accommodate additional 0.9 years of tailings deposition is feasible. However, this is to be confirmed by subsequent geotechnical and hydrogeological investigations.

Essentially the TMF Dam will be a 56 m high earth/rock fill structure with a 6 m wide crest and composite HFPE /clay core lining (Zone 1 / Zone 2) on the upstream slope. The HDPE membrane will be protected by woven bags filled with tailings (Zone 1).

The dam will be constructed in three stages:

•	Stage 1 (3.1 years storage capacity) will be 38 m high with crest at El. 61 m.
•	Stage 2 (2.7 years storage capacity) will add additional 10 m bringing the dam crest to El. 71 m.
•	Stage 3 (2.5 years of storage capacity) will add another 8 m for the final crest at El. 79 m.

Storm water around the TMF will be managed using the following structures:

•	Perimeter diversion ditch
•	Decant tower and pipe.

The subject TMF designs have been developed in between the prefeasibility and feasibility levels. Detailed geotechnical engineering analyses have not been completed and this may have a potential impact on the current design and cost estimate accuracy because of potential design modifications to be developed when the results of geotechnical and hydrogeological investigations and laboratory testing have become available. It is recommended that the geotechnical engineering analyses be conducted to confirm the design before next phase engineering.

It is recommended identifying the location for storing the tailings produced during the rest of 0.9-year operation. The potential use of the tailings for making bricks for local infrastructure requirements should be further studied and confirmed.

Infrastructure and Ancillary Facilities

The project site is close to the Fuwan town, which has well developed paved village level road network. The town is accessible by paved public highways to Guangzhou and other major cities. The haulage distance between the mine site and the Shanshui railway station, which connects the main stations, Guangzhou station and Zhanjiang station, is approximately 26 km. The deposit is adjacent to the Xijiang river which is accessible to international waterway in the South China Sea via the Zhujiang river.

Electrical power, water, telephone service, and supplies are available in Fuwan town.

The proposed mine site is large enough to accommodate proposed processing facilities, surface service facilities, waste rock storage areas, as well as approximately 8.3-year tailing surface storage pond. The surface service facilities will administration buildings, workshop, explosive magazine, power and water supply facilities, backfill station, waste water treatment facility and haulage road system.

All buildings of the project will be new ones and be built according to the Chinese construction codes. Power to the project will be provided via an existing 110 kV utility substation located in Fuwan town, approximately 4 km from the mine. NERIN and Minco Silver have contacted with the Fushan Power Supply Company of the South Grid and confirmed that the Fushan substation has a capacity to provide power to the Fuwan mining project.

This substation presently has a single incoming transmission line and will provide a single 35 kV power line to the mining project. The external 35 kV power line will be provided by the electrical utility to the mine site. At the mine, a step-down substation (35 kV /10 kV) will be established consisting of equipment and facilities necessary to service the connected mine loads.

Capital Cost Estimate

This estimate has been completed partially by NERIN and partially by Wardrop. The majority of the information used in the estimate is based on the quantities and pricing provided by NERIN to Wardrop on March 28, 2009 and additional information and clarifications via email between April 1, 2009 and April 8, 2009. NERIN indicated that its estimate has an accuracy range of ±25%. The estimate has sufficient detail to provide a suitable basis for controlling the Engineering, Procurement, and Construction Management (EPCM) phase of the project.

Table 1.7 provides a summary of capital costs for the Fuwan Project.

Area Cost Direct Works	(US$ x 1,000)

Mining (provided by Wardrop)

Primary Crushing

Crushed Ore Stockpile and Reclaim

Secondary and Tertiary Crushing

Grinding, Flotation, Dewatering, Reagents & Service

Tailings Disposal Facilities

Plant Site, Infrastructure & Ancillary Facilities

Temporary Services

Site/Plant Mobile Equipment

Power Lines (Included in Power Supply)

21,637 660 305 52 9,140 4,250 8,627 35 1,190 -
Direct Works Subtotal	45,896
Indirect
Project Indirect Land Acquisition Owner’s Costs Contingency	13,330 2,120 5,663 6,051
Indirect Subtotal	27,164
TOTAL PRE-PRODUCTION CAPITAL COSTS (US$)	73,060
Working Capital and Pre-Production Interest	8,300
Sustaining Capital	59,900

Operating Cost Estimate

The operating cost estimates are based on a process rate of 990,000 t of ore annually or 3,000 t/d of ore. All operating costs are shown in US$, unless otherwise specified.

Mining	$18.01/t
Processing	$9.90/t
Tailings	$1.13/t
G&A	$4.78/t
Surface Services	$0.60/t
Total	$34.42/t

The exchange rate for US and Canadian dollars to Chinese currency is US$1.00 = ¥6.82 = Cdn$0.82. Mine operating costs are shown in Table 1.8.

Table 1.8 – Mine Operating Cost Summary - LOM

Cost
Total Mine Operating Cost	$ 164,234,279
Average per Tonne	$ 18.01/t
Labour Cost	$ 38,124,300
Average per Tonne	$ 4.18/t
Mining Cost without Labour	$ 126,109,979
Average per Tonne	$ 13.83/t

On average, the annual process operating cost is estimated to be approximately $9.80 M or $9.90/t milled. The estimated process operating costs are in Table 1.9.

Table 1.9 – Summary of Process Operating Costs

Description	Personnel	Annual Costs (US$)	Unit Cost (US$/t Ore)
Labour
Operating Staff	10	354,240	0.358
Operating Labour	46	427,680	0.432
Maintenance	46	469,440	0.474
Metallurgical Laboratory	3	38,160	0.039
Assay Laboratory	13	131,760	0.133
Sub-total Labour	118	1,421,280	1.436
Major Consumables
Metal Consumables		2,347,140	2.371
Reagent Consumables		1,224,780	1.237
Supplies
Maintenance Supplies		597,000	0.603
Operating Supplies		125,000	0.126
Power Supply		4,085,866	4.127
Sub-total Supplies		8,379,787	8.464
Total Process	118	9,801,067	9.900

The average tailings operating cost is estimated to be $1.13/t milled.

General and administrative ("G&A") costs are the costs that do not relate directly to the mining or processing operating costs. The G&A costs are estimated at approximately $4.73 M/a or $4.78/t milled. The estimated personnel requirement is 61 persons, including supervision and services. The site service cost is estimated at $0.60/t milled or about $594,000/a.

Financial Analysis

An economic evaluation of the Fuwan Project was prepared by Wardrop based on a pre-tax financial model. For the 9-year mine life and 9.1 Mt reserve, the following pre-tax financial parameters were calculated:

•	33.2% IRR
•	2.3 years payback on $73.1 M capital
•	$US111.5 M net present value (NPV) at an 6% discount value.

The base case prices are the 3-year historical average price from the LME as at May 31, 2009:

•	Silver – US$13.57/oz
•	Gold – US$767.72/oz
•	Zinc – US$1.18/lb
•	Lead – US$0.91/oz.

Sensitivity analyses were carried out to evaluate the project economics for 2-year historical average metal prices (upside case) and the Energy and Metals Consensus Forecast ("EMCF") published by Consensus Economics Inc. (downside case).

The analyses are presented graphically as financial outcomes in terms of NPV and IRR in Figure 1.2 and Figure 1.3. The project NPV (6% discount) is most sensitive to silver price and, in decreasing order: operating cost, capital cost, zinc price, gold price and lead price.

Environmental

Background

At the time of writing the Minco Silver Project ESHIA Report, project design was at the Feasibility Stage and hence some mine design details were not available to the ESHIA team and others were subject to change based on the evolving understanding of the geometry and grade distribution of the ore body (and hence mine plan) and technical issues relating to ore processing and site facilities' configuration. There is therefore, some uncertainty with respect some ESHIA findings and it is likely that further baseline investigations (as recommended in the ESHIA Report) and continuing work on the mine design will necessitate future revision of the ESHIA Report, likely in the form of an addendum, or of the Environmental, Socio-Economic and (Community) Health Management Plan ("ESHMP").

Project Setting

The mine site area is typified by commercial plantation and secondary re-growth forest with some grassland areas. Numerous fish ponds are also located close to the mining and associated surface facility areas, the nearest of which is the Nankeng Reservoir, southeast of the TSF (Figure 1.4). Plantation forests and fish ponds represent primary and secondary income sources, respectively, for local communities. There are seven villages within one kilometre of the site as depicted in Figure 1.5.

ESHIA Findings

The ESHIA process assessed the project for all phases of its life cycle namely, development, operations and decommissioning. Broadly, the project has been assessed to not result in significant environmental, socioeconomic or community health impacts assuming that industry best practice is implemented during execution and that additional control measures recommended within the ESHIA are satisfactorily implemented during all project phases.

The only issues where statutory limits have been predicted to be exceeded are in relation to dust and transport vehicle night time noise emissions at Shangwanxin Village. These impacts can however, be adequately mitigated by wetting down of the access road during dry and windy conditions and night time prohibition of transportation movement along the access road.

Notwithstanding the above, there are some aspects of the mine design and proposed development for which further investigation is considered warranted to be able to fully understand the environmental, socio-economic and (community) health issues and to confirm that there is no significant risk to receptors. These are summarized in the following sections.

Mine Blasting

The area to be mined is in close proximity to Luzhou and Jianggen Villages and the proposed Textile College site. Underground blasting in areas close to these receptors may result in plumb vibration levels that cause shaking of existing buildings or buildings that may be erected in the near future (i.e. within the college site). It is recommended that this risk be further evaluated and a blasting plan developed that prescribes and limits the weight of explosives, the number of holes to be blasted in a single shot and the time delay between blast shots to ensure that no adverse effects are caused.

Waste Rock and Tailings Storage Facilities

Laboratory tests have demonstrated that tailings and waste rock have traces of heavy metals and have a low potential to generate acid drainage.

A geotechnical survey of the TSF and WSF areas is yet to be conducted.

Geotechnical survey data from the mining area suggests however, that the permeability of soil and rock in the general area is highly variable. There is therefore, some uncertainty regarding whether groundwater resources would be at risk from any leached metals or acid drainage from the TSF and WSF.

It is recommended that a geotechnical survey be undertaken to determine the permeability of TSF and WSF basement strata and, if found to be permeable, that natural (e.g. compacted clay) liners be introduced. It is also recommended that groundwater monitoring wells are installed down hydraulic gradient of the facilities and that these be sampled twice-yearly to confirm whether or not leaching of metals into groundwater or acid drainage is occurring. These monitoring wells can also be used during decommissioning.

Groundwater Drawdown

Groundwater that enters the mine void will be collected in a series of sumps and will be pumped to the surface for treatment and subsequent re-use in the process plant or disposal to the Xi'an Ditch.

The project geotechnical report states that maximum groundwater drawdown depth will be 283.83 m and that the permeability coefficient is 0.6815 m/day. The affected area will therefore, have a diameter of 2,343 m. Groundwater drawdown may result in surface subsidence, cave-ins or fracturing.

Existing groundwater wells within Shanwanxin and Jianggen Villages are within the predicted groundwater drawdown area and hence, groundwater availability may be affected by drawdown. As tap water has been provided to these villages, their reliance on the groundwater wells for potable water has reduced. Fish ponds in Shangwanxin Village are however, recharged using groundwater and hence may be affected if insufficient groundwater is available due to drawdown.

It is recommended that additional investigations into groundwater drawdown be conducted including a water balance study that assesses recharge rates against predicted draw down rates. The identified potential effects of drawdown should be further quantified where possible.

Geological Hazards – Surface Cave-In

Geological hazards in the mining area include landslides and surface cave-ins. A total of 19 sites where geological hazards have occurred have been identified including eight landslide sites and 11 cave-in sites. Among these, one landslide site and two collapse sites are defined as medium-severity and are in an unstable state.

The three sites are respectively located near the Fuwan Water Plant, Gaoming-Gaoyao road and the mouth of the valley of the proposed Waste Rock Facility ("WRF").

While the progressive backfilling of mine voids will assist in maintaining ground stability, it is recommended that additional work be undertaken to better understand the geotechnical state of ground above the proposed underground mine prior to the commencement of underground mining activities. The geo-technical survey should be aimed at identifying areas that may be prone to subsidence or cave-in and to determine what third party properties would be at risk in such a scenario.

ITEM 4A UNRESOLVED STAFF COMMENTS

There are no unresolved comments between the Company and the staff of the SEC’s Division of Corporation Finance.

Item 5 Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the financial years ended December 31, 2012, 2011 and 2010 should be read in conjunction with the consolidated financial statements and the related notes.

A. OPERATING RESULTS

General

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2012, 2011, and 2010. Since the signing of the Company’s first co-operative agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious metals properties in China.

Results of Operations

For the year ended December 31, 2012 and 2011

Net loss for the year ended December 31, 2012 was $4,871,432 (loss of $0.10 per share) compared to a net income of $862,446 (income of $0.02 per share) in the year of 2011. The Company did not participate in Minco Silver’s bought deal financing of 7,600,000 common shares completed in March 2011 (the “2011 Public Offering”). As a result, the Company recognized a dilution gain of $8,710,000, compared to a dilution loss of $8,398 in 2012.

The Company’s administrative expenses decreased by $1,484,250 compared to 2011. The decrease was mainly due to the decrease of share-based compensation by $1,307,504.

For the year ended December 31, 2011 and 2010

Net income for the year ended December 31, 2011 was $862,446 (income of $0.02 per share) compared to a net loss of $451,348 (loss of $0.01 per share) in the year of 2010. The net income recognized in 2011 was mainly due to the fact that the Company did not participate in the Public Offering.

The Company’s administrative expenses were increased by $2,087,954 in 2011. The increase was mainly due to an increase of $1,881,527 of share based compensation. In addition, the Company had earnings of $1,607,301 from discontinued operations in 2010.

Exploration costs

The following is a summary of exploration costs incurred by each project.

				Accumulated to
2012		2011	2010	2012
$		$	$	$
Longnan projects	1,479,979	1,870,486	1,330,745	9,584,178
Changkeng gold project	113,207	66,522	135,727	8,279,277
Gold Bull Mountain	22,498	26,866	1,169	2,212,210
Sihui	1,605	-	-	1,605
	1,617,289	1,963,874	1,467,641	20,077,270

During the year ended December 31, 2012, the Company did not conduct any exploration activities on Changkeng gold project, Gold Bull Mountain and Sihui, except for maintaining the exploration permits.

Exploration costs for the year ended December 31, 2012 were $1,617,289 compared to $1,963,874 in the comparative period of 2011. The decrease was mainly due to the delay of drilling progress on the Longnan project.

Exploration costs for the year ended December 31, 2011 were $1,963,874 compared to $1,467,641 in the comparative period of 2010. The increase was due to the increased exploration activities on the Longnan project.

Administrative expenses

The Company’s administrative expenses include overhead associated with administering and financing of the Company’s development activities.

The following table is a summary of the Company’s administrative expenses for the year ended December 31, 2012, 2011 and 2010.

	December 31,	December 31,	December 31,
	2012	2011	2010
Administrative expenses	$	$	$
Accounting and audit	164,843	246,900	140,176
Amortization	60,689	71,919	81,371
Consulting	85,932	122,654	143,350
Directors’ fees	53,000	48,527	43,500
Foreign exchange (gain) loss	(872)	(17,149)	(111,901)
Investor relations	182,290	449,813	220,853
Legal and regulatory	269,795	257,354	129,804
Office administration expenses	283,161	316,359	396,635
Property investigation	12,748	117,605	210,416
Salaries and benefit	679,310	369,242	500,677
Share-based compensation	957,305	2,264,809	383,282
Travel and transportation	79,364	63,782	85,701
	2,827,565	4,311,815	2,223,864

Significant changes in administrative expenses are as follows:

Accounting and auditing

Accounting and auditing expenses for the year ended December 31, 2012 were $164,843 compared to $246,900 for the comparative period of 2011. The decrease was due to the Company not engaging its external auditor for IFRS compliance and quarterly review in 2012.

Accounting and auditing expenses for the year ended December 31, 2011 were $246,900 compared to $140,176 for the comparative period of 2010. The increase was due to the Company engaging its external auditor for IFRS compliance and quarterly review in 2011.

Consulting fees

Consulting fees for the year ended December 31, 2012 were $85,932 compared to $122,654 for the comparative period of 2011. The decrease was due to the departure of the Company’s former CFO in 2012.

Consulting fees for the year ended December 31, 2011 were $122,654 compared to $143,350 for the comparative period of 2010. The decrease was mainly due to the reduced time allocation by executive management during the year.

Investor relations

Investor relations expenses for the year ended December 31, 2012 were $182,290 compared to expense of $449,813 of the comparative period of 2011. The decrease was primarily driven by a reduction in the use of external consultants for investor relation activities as well as decreased attendance at industry conferences.

Investor relations expenses for the year ended December 31, 2011 were $449,813 compared to $220,853 for the comparative period of 2010. The increase was mainly due to the increase of investor activities including increased attendance at industry conferences in 2011. The increase was also due to the Company participating in investor relations activities arranged by Minco Silver in respect of its financing activities in connection with its 2011 Public Offering.

Legal and regulatory

Legal, regulatory and filing expenses for the year ended December 31, 2012 were $269,795, which was consistent with $257,354 for the comparative period of 2011.

Legal, regulatory and filing expenses were $257,354 for the year ended December 31, 2011 compared to $129,804 for the comparative period of 2010. The increase was mainly due to the Company engaging external legal counsel to assist with regulatory compliance.

Property investigation

Property investigation expenses for the year ended December 31, 2012 were $12,748 compared to $117,605 for the comparative period of 2011. The decrease was mainly due to the Company focusing on its Gansu Longnan project in 2012.

Property investigation expenses were $117,605 for the year ended December 31, 2011 compared to $210,416 for the comparative period of 2010. The decrease was due to the departure of the former VP of Corporate Exploration.

Salaries and benefit

Salaries and benefit expenses for the year ended December 31, 2012 were $679,310 compared to $369,242 for the comparative period of 2011. In the fourth quarter of 2011, the Company recognized a recovery of payroll taxes in China in the amount of 136,000 that reduced Salaries and benefit expenses significantly.

Salaries and benefit expenses were $369,242 for the year ended December 31, 2011 compared to $500,677 for the comparative period of 2010. The decrease was due to the same reason described above.

Share-based compensation

Share-based compensation expense was $957,305 compared to $2,264,809 for the comparative period of 2011. The decrease was due to the reduced value of stock options granted in 2012 versus 2011.

Share-based compensation expense was $2,264,809 for the year ended December 31, 2011 compared to $383,282 for the comparative period of 2010. The increase was due to greater number of stock options granted in 2011. During the year ended 2011, the Company granted 2.4 million stock options to its consultants and employees at a weighted average exercise price of $2.18 per share.

To date the Company has been in the exploration stage and has not earned revenue from operations. Income earned has been interest, rental and sundry income.

Finance and other income (expense)

In the year ended December 31, 2012, the net amount of finance and other income was $614,636 compared to the finance and other expenses of $128,474 for the comparative period of 2011. The increase is mainly from interest income and the gain on sale of exploration permit of $442,796 recognized in 2012.

In the year ended December 31, 2011, the finance and other expenses was $128,474 compared to $34,006 for the comparative period of 2011. The increase in finance expenses, net of finance income, is mainly due to the timing of the repayment of the funds borrowed and loaned by the Company. RMB 60 million loaned by the Company to Tugurige Gold Mine were repaid on March 25, 2011 in full with 8% interest per annum. The funds of RMB 50 million borrowed by the Company from Zhongjia to finance Tugurige Gold Mine were repaid in June 2011 in full with 10 % interest per annum.

Summary of quarterly results

	2012 (unaudited)				2011 (unaudited)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Exploration costs	666,527	359,460	288,413	302,889	547,559	776,242	356,227	283,846
Administrative expenses	658,377	643,012	873,743	652,433	720,998	852,341	1,383,897	1,354,579
Operating loss	(1,324,904)	(1,002,472)	(1,162,156)	(955,322)	(1,268,557)	(1,628,583)	(1,740,124)	(1,638,425)
Gain on sale of exploration permits	-	442,796	-	-	-	-	-	-
Unrealized gain (loss) on marketable securities	(2,940)	2,310	(2,100)	(6,300)	(2,100)	(2,100)	(4,200)	(6,300)
Finance and other income (loss)	38,933	39,963	61,568	40,406	23,829	153,194	(254,301)	(36,496)
Loss for the period before gain (loss) from equity investment and dilution gain	(1,288,911)	(517,403)	(1,102,688)	(921,216)	(1,246,828)	(1,477,489)	(1,998,625)	(1,681,221)
Dilution gain (loss)	(86)	(272)	-	(8,040)	31,000	2,000	199,000	8,478,000*
Share of gain (loss) from equity investment in Minco Silver	(105,098)	(502,705)	(63,944)	(361,069)	(342,432)	52,355	(476,160)	(677,154)
Income (loss) from continuing operations	(1,394,095)	(1,020,380)	(1,166,632)	(1,290,325)	(1,558,260)	(1,423,134)	(2,275,785)	6,119,625
Net income (loss) for the period	(1,394,095)	(1,020,380)	(1,166,632)	(1,290,325)	(1,558,260)	(1,423,134)	(2,275,785)	6,119,625
Other comprehensive income (loss)	61,989	(169,901)	112,604	(87,571)	(36,643)	368,026	116,834	(128,840)
Comprehensive income (loss ) for the period	(1,332,106)	(1,190,281)	(1,054,028)	(1,377,896)	(1,594,903)	(1,055,108)	(2,158,951)	5,990,785
Basic and diluted income (loss) per share	(0.03)	(0.02)	(0.02)	(0.03)	(0.03)	(0.03)	(0.05)	0.12
Weighted average number of shares outstanding	50,348,215	50,348,215	50,348,215	50,348,215	50,341,041	50,318,498	50,268,972	49,980,910

*The Company recorded a $8.5 million dilution gain for the three months ended March 31, 2011, due to the fact the Company did not participate in Minco Silver’s Public offering.

Foreign currency translation

(i) Functional and presentation currency

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Canadian dollars.

The functional currency of Minco Gold is the Canadian dollar.

The functional currency of the Company’s Chinese subsidiaries is RMB.

The financial statements of the Company’s Chinese subsidiaries ("foreign operations") are translated into the Canadian dollar presentation currency as follows:

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

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency of an entity using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income (loss).

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

Significant Accounting Policies

The Company’s other significant accounting policies are described in the notes to the audited financial statements for the year ended December 31, 2012.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

	Year ended December 31,
	2012	2011
	$	$
Operating activities	(1,714,977)	(3,899,404)
Investing activities	(4,637,653)	9,216,211
Financing activities	-	(5,101,742)

Operating activities

For the year ended December 31, 2012, the Company used $1,714,977 cash in operating activities compared to $3,899,404 cash used in 2011. The decrease is primarily due to the Company reducing cash payments for the exploration activities and investor relations, and additional advances from related parties during the year.

Investing activities

Investing activities for the year ended December 31, 2012 included the purchase of short term investment of $5,066,771, which was offset by a gain of $442,796 from the sale of two exploration permits.

Investing activities for the year ended December 31, 2011 included the repayment of the loan by Tugurige Gold Mine of $8,937,482, and short-term investment of $293,770.

Financing activities

For the year ended December 31, 2012, the Company did not use or generate any cash from financing activities compared to cash used of $5,101,742 in the prior year of 2011.

Financing activities for the year ended December 31, 2011 included the loan repayment to Minco Base Metals of $7,483,798, which was offset by the proceeds of $784,618 received from the exercise of options, and $1,597,438 advance payments received from Mingzhong’s five minority shareholders to arrive at the cash used of $5,101,742.

Capital Resources

As at December 31, 2012, the Company has $5,318,534 in cash and cash equivalents and short-term investments, which includes $4,610,543 held by Mingzhong to be used towards the final payment for the acquisition of the Changkeng exploration permit. The remaining cash and short-term investments balance available to fund exploration and general corporate requirements is $707,991, and is primarily in Mingzhong. The Company may face delays repatriating funds held in China if at any time the Company requires additional resources to enable it to undertake projects elsewhere in the world.

The Company's ability to meet its obligations and finance exploration and development activities over the long-term depends on its ability to generate cash flow through various debt or equity financing initiatives. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success is dependent on external sources of financing which may not be available on acceptable terms or at all.

The Company plans on meeting any additional working capital requirements through the sale of its equity interest in Minco Silver when necessary. In addition, the Company plans to sell the noncore projects to generate working capital.

Equity Investment in Minco Silver

As at December 31, 2012, the Company owns 13,000,000 common shares of Minco Silver (December 31, 2011 - 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property. This reflects ownership of 22.02% of Minco Silver as at December 31, 2012.

Comprehensive income (loss) on the investment in Minco Silver is as follows:

Year ended December 31,	2012	2011	2010
	$	$	$
Dilution gain (loss) in Minco Silver	(8,398)	8,710,000	2,845,000
Equity income (loss) of Minco Silver	(1,032,816)	(1,443,391)	(1,246,150)
Accumulated translation adjustment	(72,395)	287,268	(69,906)
Comprehensive income (loss) from investment in Minco Silver	(1,113,609)	7,553,877	1,528,944

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

December 31, 2012		December 31, 2011
$		$
Carrying value of investment in Minco Silver	13,375,407	14,489,016
Market value of Minco Silver shares	20,150,000	25,870,000

As at December 31, 2012 the closing share price for Minco Silver’s shares on the Toronto Stock Exchange was $1.55 (December 31, 2011 - $1.99 per share).

The following is a summary of Minco Silver’s balance sheet as of December 31, 2012 and 2011.

	December 31, 2012	December 31, 2011
	$	$
Current assets	66,923,816	71,012,927
Mineral interests	21,012,566	17,811,322
Property, plant and equipment	572,583	751,463
Current liability	512,604	968,690
Shareholders' equity	87,996,361	88,607,022

The following is a summary of Minco Silver’s income statement for the year ended December 31, 2012, 2011 and 2010.

Year ended December 31,	2012	2011	2010
	$	$	$
Administrative expenses	5,596,671	6,674,066	5,604,885
Net loss for the year	(4,676,550)	(5,970,842)	(4,280,899)
Other comprehensive income (loss) for the year	(327,801)	931,652	(189,650)
Comprehensive loss) for the year	(5,004,351)	(5,039,190)	(4,470,549)

Repatriation of funds from China

The Company may face delays repatriating funds held in China by its subsidiaries if at any time it needs additional resources to enable it to undertake projects elsewhere in the world. For a discussion of the restrictions on repatriation of funds held in China please see "Item 3:.D. Risk Factors -Repatriation of Capital Located in China".

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has contractual commitments requiring payments in the amounts as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Changkeng permit payable	4,610,543	4,610,543	-	-	-
Operating leases (1)	350,414	151,489	198,925	-	-
Other obligations (2)	4,096,789	4,096,789	-	-	-
Total contractual obligations	9,057,746	8,858,821	198,925	-	-
(1)	Office rental payments – Canada and China
(2)	Due to related parties and other financial liabilities

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

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company as of March 28, 2013, with each position and office held by them in the Company, their terms of office and the period of service as such. Each director’s term of office expires at the next annual general meeting of shareholders to be held later this year. The Company is not party to any arrangement or understanding with a major shareholder, customer, supplier or others, pursuant to which any person referred to below was selected as a director or member of senior management.

Name	Present Position

Ken Z. Cai	President, CEO and Director
Robert Callander (1)(2)(3)	Director
Michael Doggett (1)(2)(3)	Director
Malcolm Clay (1)(2)(3)	Director
Ellen Wei	Chief Financial Officer
Ute Koessler	Vice President Corporate Communications
Peter Voulgaris	Vice President Corporate Development

Notes:

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

The business background and principal occupations of the Company’s officers and directors are as follows:

Ken Z. Cai

President, Chief Executive Officer and Director

Dr. Cai, age 49, has served as president, chief executive officer and a director of the Company since February 29, 1996. Dr. Cai holds a Ph.D. in mineral economics from Queen's University in Kingston, Ontario. Dr. Cai has 25 years' experience in mineral exploration, project evaluation, corporate financing and company management. Dr. Cai is also currently the CEO and a director of Minco Base Metals and Minco Silver.

Robert Callander

Director

Mr. Callander, age 68, has been a director since August 1996. He holds an MBA from York University, Toronto, Ontario, Canada, as well as a Certified Financial Analyst from the Institute for Investment Management, Charlotte, Virginia. Mr. Callander has worked for Caldwell Securities Ltd. since 1992 and currently serves as a vice-president with that firm. Prior to his engagement with Caldwell Securities Ltd., Mr. Callander served as a corporate finance analyst with Burns Fry.

Michael Doggett

Director

Dr. Doggett, age 52, has been a director since July 2007. Dr. Doggett is the President of HanOcci Mining Advisors, a mineral industry consulting group based in Toronto and Vancouver. He is also an Adjunct Professor in the Department in Geological Sciences and Geological Engineering at Queen’s University. He holds degrees in geology and mineral economics from Mount Allison University and Queen’s University. Dr. Doggett has taught professional development seminars in exploration and project evaluation to more than 600 industry participants in a dozen countries and has carried out a range of consulting activities with mining companies, governments and international agencies. He currently sits as a Director of Murgor Resources Inc., Pacific Link Mining Corp., Riverside Resources Inc. and Altan Nevada Minerals Ltd.

Malcolm F. Clay

Director

Mr. Clay, age 72, was appointed a Director of the Company and Chairman of the Audit Committee on November 16, 2007. Mr. Clay is a Chartered Accountant (FCA) and was a partner of KPMG and its predecessor firms for 27 years, retiring in 2002. As a public accountant, he served as lead audit or concurring partner for public companies listed on both American and Canadian exchanges. He was the Partner-in-Charge of the KPMG Vancouver Audit practice for ten years. In 1997, he was elected as the non-executive Chairman of KPMG Canada. During his career he acted as an accountant and advisor for numerous private companies and is currently the Chairman of the audit committee for four TSX Venture Exchange listed companies. He currently sits as a Director of Versatile Systems Inc., Powertech Uranium Corp., Hanwei Energy Services Corp., Oakmont Capital Corp. and Wolverine Minerals Corp.

Peter Voulgaris,

Vice President Corporate Development

Mr. Voulgaris, age 42, possesses nearly two decades of international mining experience, including exploration, mine development, operations, and corporate development. He worked as a project geologist at Placer Dome in Australia for seven years after which he joined Newmont Mines Ltd. as senior mine geologist for three years.

Between 2003 and 2010, Mr. Voulgaris served at Ivanhoe Mine Ltd, in a variety of senior management positions and was responsible for engineering studies and mine construction of the Oy Tolgoi project in Mongolia, and project evaluations for various mergers and acquisitions. Prior to joining the Minco Group of Companies, he worked as an independent consultant providing services in evaluations and financial analysis for mining projects to both private and publicly listed companies. Mr. Voulgaris holds a Bachelor of Geological Engineering with Honors from RMIT University, and a Masters in Engineering Science from Queensland University, both in Australia.

Ellen Wei

Chief Financial Officer

Mrs. Ellen Wei, age 51, has been with the Minco Group of Companies since 2005. She worked at Zhonghua Accounting Firm, a subsidiary of Ministry of Finance of China, in Beijing for twelve years. Prior to joining the Company, she worked at Ernst & Young LLP as an auditor in Hong Kong and Los Angeles for three years. Mrs. Wei was appointed as the CFO of Minco Mining (China) Co., Ltd in Beijing in 2005 and was transferred to Minco's Vancouver office as controller of Minco Group in January 2009. She has served as the Company's CFO since November 23, 2012. Mrs. Wei holds a Bachelor of Accounting from Remin University of China and a Certified Public Accountant in China. She is a member of the Institute of Chartered Accountants of British Columbia and a Certified Public Accountant in Washington State.

Ute Koessler

Vice President Corporate Communications

Ms. Koessler, age 57, has worked for the Minco Group of Companies since November 2006, initially as Investor Relations Co-ordinator, being promoted to V.P. Corporate Communications in July 2011. Ms. Koessler has worked in various areas of the mining industry over the past 30 years with both on-site, and head office experience, with a strong focus on communications.

Directors and officers of the Company are required to file insider reports with SEDI the System for Electronic Disclosure by Insiders at www.sedi.ca and file their reports individually. To the best of the Company’s knowledge, as at December 31, 2012, the directors and officers of the Company, as a group, held approximately as a group beneficially own, directly or indirectly, 6,409,992 common shares of the Company, representing approximately 12.72% of the issued and outstanding common shares of the Company.

Family Relationships

There are no family relationships between any of our directors and executive officers.

B. Compensation

Certain information about payments to the Company’s executive officers is set out in the following table:

Executive Officers

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2012 to the senior management of the Company:

Name and principal position	Year	Salary ($)	Share -based awards ($)	Option- based awards ($)(6)	Annual non-equity incentive plan compensation ($) (7)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
Ken Z. Cai Chairman and CEO(1)(2)	2012	83,333	N/A	358,020(9)	Nil	N/A	14,098	482,451
Ellen Wei CFO(3)	2012	43,733	N/A	51,113(10)	Nil	N/A	Nil	94,846
Paul Zhang Former Vice President Finance and CFO(4)(5)	2012	50,931	N/A	69,473(11)	Nil	N/A	838	121,242
Peter Voulgaris Vice President of Corporate Development(8)	2012	14,205	N/A	Nil	Nil	N/A	Nil	14,205
Ute Koessler Vice President Corporate Communications	2012	69,200	N/A	78,903(12)	Nil	N/A	Nil	148,103

(1)	As a management director of the Company, Dr. Cai does not collect any director's fees relating to his role as a director.
(2)	Fees are paid to MLK Capital Corporation, a company controlled by Dr. Cai.
(3)	Ms. Wei was appointed as CFO on November 23, 2012.
(4)	Mr. Zhang resigned as Vice President Finance and CFO of the Company effective April 13, 2012.
(5)	Fees paid to 7177429 Canada Limited, a company controlled by Mr. Zhang. Mr. Zhang is no longer with the Company effective April 13, 2012.
(6)	The Black Scholes valuation methodology was used to determine fair value on the date of grant.
(7)	Amounts represent bonus awarded to the NEO in respect of the financial year.
(8)	Mr. Voulgaris was appointed as VP of corporate development on November 19, 2012.
(9)	Represents options to purchase up to 475,000 and 525,000 common shares of the Company, which are exercisable at a price of $0.67 and $0.45 respectively per common share and expire on March 28, 2017 and December 4, 2017 respectively.
(10)	Represents options to purchase up to 90,000 and 30,000 common shares of the Company, which are exercisable at a price of $0.67 and $0.45 respectively per common share and expire on March 28, 2017 and December 4, 2017 respectively.
(11)	Represents options to purchase up to 150,000 common shares of the Company, which were exercisable at a price of $0.67 per common share with expire date March 28, 2017 and were cancelled in 2012.
(12)	Represents options to purchase up to 150,000 and 30,000 common shares of the Company, which are exercisable at a price of $0.67 and $0.45 respectively per common share and expire on March 28, 2017 and December 4, 2017 respectively.

Directors' Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2012 to the non-management directors of the Company:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert M. Callander	17,000	N/A	116,622(1)	Nil	N/A	Nil	133,622
Malcolm Clay	19,000	N/A	97,185(2)	Nil	N/A	Nil	116,185
Michael Doggett	17,000	N/A	97,185(3)	Nil	N/A	25,313	139,498
(1)	Represents options to purchase up to 150,000 and 150,000 common shares of the Company, which are exercisable at a price of $0.67 and $ 0.45 respectively per common share and expire on March 28, 2017 and December 4, 2017 respectively.
(2)	Represents options to purchase up to 125,000 and 125,000 common shares of the Company, which are exercisable at a price of $0.67 and $ 0.45 respectively per common share and expire on March 28, 2017 and December 4, 2017 respectively.
(3)	Represents options to purchase up to 125,000 and 125,000 common shares of the Company, which are exercisable at a price of $0.67 and $ 0.45 respectively per common share and expire on March 28, 2017 and December 4, 2017 respectively.

Pension Plan Benefits

As of December 31, 2012, the Company did not have any defined benefit, defined contribution or deferred compensation plans for any of its senior officers or directors.

C.	Board Practices

Directors are elected annually at the annual general meeting of shareholders. The Company has no contract with any of its directors that provides for payment upon termination. The following table sets forth the date since each current director as served as such:

Name of Director	Director Since
Ken Z. Cai	February 29, 1996
Robert Callander	August 23, 1996
Michael Doggett	July 16, 2007
Malcolm Clay	November 16, 2007

Audit Committee

The Company has an audit committee consisting of Messrs. Callander, Doggett and Clay. The board of directors has determined that Mr. Clay is an "audit committee financial expert" and is "independent" as such terms are used in Section 303A.02 of the NYSE Listed Company Manual. Please refer the section of this Annual Report entitled " Item 6: Directors, Senior Management and Employees - A. Directors and Senior Management" for further Mr. Clay's bio.

The audit committee is a standing committee of the Board whose primary function is to assist the Board in fulfilling its oversight responsibilities relating to:

(a)	the integrity of the Company’s financial statements;
(b)	the Company’s compliance with legal and regulatory requirements, as they relate to the Company’s financial statements;
(c)	the qualifications, independence and performance of the Company’s auditor;
(d)	internal controls and disclosure controls;
(e)	the performance of the Company’s internal audit function; and
56

(f)	consideration and approval of certain related party transactions.

Compensation Committee

The Company has a Compensation Committee consisting of Messrs. Callander, Doggett and Clay. The primary purpose of the Compensation Committee is to:

(a)	establish, review and recommend to the Board of Directors of Minco Gold compensation and incentive plans and programs; and
(b)	review and approve compensation and awards under compensation and incentive plans and programs for the CEO and senior officers;

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

E. SHARE OWNERSHIP

The following table sets forth, as of March 28, 2013, common stock held by the Company’s officers and directors and all outstanding options and warrants to purchase common shares of the Company.

Common Shares Owned by Officers and Directors

Name and Title	Common Shares Held	Percentage of Common Shares Outstanding at March 28, 2013	Stock Options Held
Ken Cai, President, Chief Executive Officer and Director	4,818,736(1)	9.56%	2,275,000
Robert Callander, Director	30,277	< 1%	575,000
Michael Doggett, Director	12,000	< 1%	475,000
Malcolm Clay, Director	NIL	< 1%	575,000
Ellen Wei, Chief Financial Officer	NIL	< 1%	340,000
TOTAL	4,861,013	9.64%	4,240,000

Note:

(1)	3,834,052 common shares held by Pacific Canada Resources Inc., a private company, over which Dr. Cai exercises control or direction.

Stock Option Plan

The Company adopted the Option Plan for certain directors, employees and consultants (collectively, the "Eligible Persons") of the Company or any of its affiliates. The Option Plan provides that Options may be granted to Eligible Persons on terms determined within the limitations set out in the Option Plan. The maximum number of common shares to be reserved for issuance at any one time under the Option Plan is 15% of the issued and outstanding common shares of the Company. As of the date of this Annual Report, there were 7,330,667 issued and outstanding Options, representing 14.6% (calculate as of date of filing) of the total amount issuable under the Option Plan. Under the terms of the Option Plan, the maximum number of common shares that may be reserved for issuance to insiders of the Company as a group within any 12 month period shall not exceed 10% of the number of common shares then outstanding. In addition, the aggregate number of common shares issuable to insiders under the plan and any other security based compensation arrangement of the Company shall not exceed 10% of the issued and outstanding common shares of the Company. The exercise price for an Option granted under the Option Plan may not be less than the Market Price (as such term is defined in the Option Plan) of the Company's common shares on the date of the grant. Options granted under the Option Plan are subject to vesting requirements. One third of the Options granted vest within six months of the grant date, one third of the Options granted vest within 12 months of the grant date and the final one third of the Options granted vest within 18 months of the grant date. Options granted under the plan may include stock appreciation rights (a "SAR"). A SAR granted under the Option Plan shall entitle the Eligible Person to elect to surrender to the Company an unexercised Option, or any portion thereof, and to receive from the Company in exchange for that number of shares having an aggregate value equal to the excess of the market value of one share over the purchase price of one share specified in such Option, multiplied by the number of shares called for by the option, or portion thereof, which is so surrendered. To date, no SARs have been issued under the Option Plan.

Options will be granted for a period which may not exceed five years from the date of grant (unless otherwise extended in accordance with the terms of the Option Plan) but will expire within 30 days of an Eligible Person ceasing to be a director, employee of or consultant to the Company in most circumstances. In cases of death, Options granted shall be exercisable by the Eligible Person's heirs or legal representatives within 12 months of the Eligible Person's death. No rights under the Option Plan and no Option awarded pursuant to the provisions of the Option Plan are assignable or transferable by any Eligible Person.

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

As of March 28, 2013, the Company believes that 4,631,107 (approximately 9.11%) of the 50,379,715 issued and outstanding common shares were held by 41 registered shareholders with addresses in the United States.

As far as known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. The following table sets forth, as of March 31, 2013, information with respect to (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company’s outstanding voting securities and (ii) the total amount of any class of the Company’s voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class (1)
Common shares	Ken Z. Cai(1)	4,818,736	9.56%
Common shares	IDG – Accel China Growth Fund II LP	5,000,000	9.92%

Notes:

(1)	3,834,052 common shares held by Pacific Canada Resources Inc., a private company, over which Dr. Cai exercises control or direction.

The voting rights of our major shareholders do not differ from the voting rights of holders of our Company's common shares.

B. Related Party Transactions

Shared expenses

Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing, and Minco Silver, Minco Base Metals and Minco Gold share offices and certain administrative expenses in Vancouver.

At December 31, 2012, the Company has $1,250,129 due to Minco Silver (December 31, 2011 – due from Minco Silver of $429,114, December 31, 2010 – due from Minco Silver of $839,305) and consists of the following:

Amount due from Foshan Minco Fuwan Mining Co. Ltd. ("Foshan Minco") as at December 31, 2012 of $1,075,820 (December 31, 2011 - $1,167,282, December 31, 2010 - $754,066), representing the expenditures incurred by Minco China on behalf of Foshan Minco and shared office expenses.

Amount due to Minco Silver as at December 31, 2012 was $2,325,949 (December 31, 2011 – $738,168, December 31, 2010 – due from Minco Silver of $85,238) representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada net of shared head office expenses.

The amounts due are unsecured, non-interest bearing and payable on demand.

The above two amounts will be net settled and accordingly have been presented as a net balance on the consolidated financial statements.

At December 31, 2012, the Company has $10,768 due from Minco Base Metals (December 31, 2011 - $20,774, December 31, 2010 - $77,027), in relation to shared office expenses. The Company is related to Minco Base Metals through one common director and common management.

The amounts due are unsecured, non-interest bearing and payable on demand.

Funding of Foshan Minco

Minco Silver cannot invest directly in Foshan Minco as Foshan Minco is legally owned by Minco China. All funding supplied by Minco Silver for exploration of the Fuwan Project must first go through Minco China via the Company to comply with the Chinese Law. In the normal course of business Minco Silver uses trust agreements when providing cash, denominated in US dollars, to Minco China via the Company for the purpose of increasing the registered capital of Foshan Minco. Minco China is a registered entity in China however it is classified as being a wholly foreign owned entity and therefore can receive foreign investment. Foshan Minco is a Chinese company with registered capital denominated in RMB and therefore can only receive domestic investment from Minco China. Increase to the registered capital of Foshan Minco must be denominated in RMB.

On June 9, 2011, Minco Silver advanced US$10 million to the Company, the ultimate legal shareholder of Foshan Minco.

In August, 2011, the Company, Minco Silver and Minco China entered into a trust agreement in which the Company and Minco China, confirmed they have received the US$10 million, and Minco China is required to exchange these US funds into RMB in order to increase Foshan Minco’s registered share capital. Once all the funds are transferred from Minco China to Foshan Minco, the trust agreement is effectively settled and no repayment is expected by Minco Silver from Minco China.

As at December 31, 2012, Minco China invested RMB 50 million ($7,969,143) on behalf of Minco Silver, to increase the registered capital of Foshan Minco, repaid RMB 5,524,643 ($871,725) to Foshan Minco, incurred net expenses of RMB 1,926,355 ($302,994) and held the remaining balance of RMB 6,288,479 ($990,468)

Key Management compensation

Key management includes the Company’s directors and senior management. This compensation is included in exploration costs, and administrative expenses.

For the year ended December 31, 2012, 2011 and 2010, the following compensation was paid to key management.

		For the year ended December 31,
	2012	2011	2010
	$	$	$
Cash remuneration	339,714	447,419	436,438
Share-based compensation	601,838	1,371,160	150,011
Total	941,552	1,818,579	586,449

The above transactions were conducted in the normal course of business.

C. INTEREST OF EXPERTS and COUNSEL

Not Applicable.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Audited consolidated financial statements for the Company as at December 31, 2012 and 2011 and for the year ended December 31, 2012 (in Canadian dollars) with comparative figures for the years ended December 31, 2011 and 2010.

Audited consolidated financial statements of Minco Silver Corporation as at December 31, 2012 and 2011 and for the year ended December 31, 2012 (in Canadian dollars) with comparative figures for the years ended December 31, 2011 and 2010.

Dividend Policy

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

Legal Proceedings

Minco China commenced legal action seeking compensation for breach of the JV Agreement by the 208 Team on March 19, 2012. On March 25, 2013, Minco China settled its claim against the 208 Team relating to the JV Agreement for a settlement amount of RMB 14 million ($2.3 million). Minco China has received RMB 5 million ($822,368) and the remaining balance is expected to be received by the end of 2013.

Significant Changes

There have been no significant changes since the date of the annual financial statements included in this document.

Item 9. The Offer and Listing

Since February 24, 1998, the Company’s common shares have been listed on the Toronto Stock Exchange, currently under the trading symbol "MMM". The Company began trading on the NYSE MKT on November 22, 2005, currently under the trading symbol "MMK". The following tables set forth the reported high and low prices for the five most recent fiscal years (Table A), each quarterly period for the past two fiscal years and for the first quarter of 2012 (Table B) and each month for the past six months (Table C).

Table A

High and low price for the five most recent fiscal years.

YEAR ENDED DECEMBER 31,	TSX (cdn$) High	TSX (cdn$) Low	NYSE MKT (US$) High	NYSE MKT (USD$) Low
2012	0.97	0.35	0.98	0.34
2011	2.85	0.64	2.97	0.62
2010	2.85	0.70	2.86	0.65
2009	1.35	0.46	1.30	0.35
2008	1.80	0.24	1.83	0.18

Table B

High and low prices for each quarterly period for the past two fiscal years ended December 31, 2012 and 2011 and the first quarter of 2013.

Quarter Ended	TSX (cdn$) High	TSX (cdn$) Low	NYSE MKT (USD$) High	NYSE MKT (USD$) Low
December 31, 2012	0.73	0.36	0.75	0.37
September 30, 2012	0.85	0.35	0.88	0.34
June 30, 2012	0.71	0.43	0.73	0.42
March 31, 2012	0.97	0.65	0.98	0.65
December 31, 2011	1.32	0.64	1.28	0.62
September 30, 2011	1.94	0.83	2.04	0.81
June 30, 2011	2.85	1.41	2.97	1.45
March 31, 2011	2.79	1.97	2.91	2.00

Table C

High and low prices for each month for the past six months.

MONTH/year	TSX (cdn $) High	TSX (cdn $) Low	NYSE MKT (USD $) HigH	NYSE MKT (USD $) Low
March 2013
February 2013	0.42	0.34	0.42	0.35
January 2013	0.50	0.40	0.42	0.38
December 2012	0.45	0.36	0.45	0.37
November 2012	0.55	0.40	0.55	0.38
October 2012	0.73	0.46	0.75	0.67

Item 10. Additional Information

A. Share Capital

Not Applicable.

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

C. Material Contracts

The only material contracts not in the ordinary course of business entered into by the Company during the most recent two financial years are:

1.	On June 9, 2011, the Company entered into a Trust Agreement with Minco Silver and Minco China regarding interests in Foshan Minco Mining Co. Ltd. held by Minco China in trust for Minco Silver. Minco Silver advanced US$10,000,000 to the Company for the purposes of investment in Foshan to increase Foshan’s registered capital.

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

Chinese Currency

The Renminbi currently is not a freely convertible currency. Although the Chinese central government's policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration of Foreign Exchange and other relevant authorities. The People's Bank of China, or PBOC, sets and publishes daily Base Exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day.

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

On July 21, 2005, China government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar. China government has since made and in the future may make further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

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

US Holders

As used herein, a "US Holder" includes a holder of Common Shares who is a citizen or resident of the United States, a corporation (including any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof, and an estate whose income is subject to U.S. federal income taxation regardless of its source, or a trust (a) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds the common shares, the U.S. Holder should consult its tax advisor regarding the specific tax consequences of owning and disposing of its shares. A US Holder does not include (1) those who own (directly, or indirectly by attribution) 10% or more of the share capital or voting power of the Company; (2) are persons subject to the alternative minimum tax; (3) persons holding the shares as part of a straddle, hedging or conversion transaction and (4) persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

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

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2012, dividends may constitute "qualified dividend income" that is taxed at the lower applicable capital gains rate provided that (1) the common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Canada, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Treasury guidance indicates that our common shares, which are listed on NYSE MKT Equities, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will be considered readily tradable on an established securities market in later years. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares. There can be no assurance that the Company’s dividends will be qualifying dividend income because there can be no assurance of the Company’s PFIC status in either the year of the distribution or the year preceding the distribution.

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

Passive Foreign Investment Companies

We believe we were not a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for our taxable year ended December 31, 2012. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

There can be no assurance that in any given year 75% or more of the Company's gross income will not be passive income and we will not become a PFIC in this or any future taxable year.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

A determination of the Company’s PFIC status should be done on an annual basis (assuming that we can continue to be a publicly traded entity) .. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our common shares (assuming that we continue to a publicly traded corporation for purposes of the applicable PFIC rules), our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds common shares, absent a special election. For instance, if we cease to be a PFIC, a U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares. If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain gains from the sales of commodities, annuities and gains from assets that produce passive income.

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

The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including NYSE MKT Equities, or other market, as defined in applicable U.S. Treasury regulations. We expect that our common shares will continue to be listed on NYSE MKT Equities and, consequently, the mark-to-market election would be available to U.S. Holders of common shares were we to be a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a "qualified electing fund" election to include its share of the corporation’s ordinary earnings and net capital gain income on a current basis. However, a U.S. Holder can make a qualified electing fund election with respect to its common shares only if we furnish the U.S. Holder annually with certain tax information, and we intend to prepare or provide such information.

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

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F St. NE, Washington, D.C. 20549 or by accessing the SEC's website (www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com). Copies of the Company’s material contracts are kept in the Company’s administrative headquarters at 2772-1055 West Georgia Street, Vancouver, BC. V6E 3P3.

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

At December 31, 2004, the Company owned a 70% interest in Minco Silver but following a subsequent financing by Minco Silver, Minco Gold’s interest decreased to 55.56%. On December 2, 2005, Minco Silver became a reporting issuer listed on the Toronto Stock Exchange ("TSX") under the trading symbol "MSV". The Company currently owns 13,000,000 common shares of Minco Silver or 22.02% of the issued and outstanding common shares of Minco Silver. Minco Silver and GGB agreed pursuant to the Amending Contract that, subject to the payment of the applicable purchase price, Minco Silver (through Minco China) would hold a 100% interest in the Fuwan Permits, subject to GGB retaining a 10% net profit interest in the properties subject to the Fuwan Permits.

More information on the Company's subsidiaries can be found in Section 4.C "Organizational Structure".

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, primarily related to foreign exchange. The Company uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in China where the Company is conducting exploration activities.

Year Ended December 31, 2012

The following table sets forth the principal components of the balance sheet at December 31, 2012 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate $
	$	RMB
Cash and cash equivalents	81,812	1,148,641	263,054	18,124
Short-term investment	6,250	32,000,000	5,055,480	504,923
Receivables (including due from Minco Base Metals)	38,794	318,679	89,078	5,028
Prepaid expenses and deposits	84,173	347,225	138,961	5,479
Current liabilities	2,408,087	39,922,090	8,707,331	629,924

The following table sets forth the principal components of statement of operations for the year ended December 31, 2012 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate $
	$	RMB
Exploration costs	231,128	8,765,331	1,617,289	138,616
Administrative expenses	2,213,747	3,881,454	2,827,565	61,382
Other gains and losses, net	1,050,842	(3,947,506)	426,578	(62,426)

Year Ended December 31, 2011

The following table sets forth the principal components of the balance sheet at December 31, 2011 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Cash and cash equivalents	82,106	41,288,949	6,696,805	661,470
Receivables (including due from Minco Silver)	(620,908)	7,012,348	502,506	112,341
Prepaid expenses and deposits	122,234	673,213	230,086	10,785
Current liabilities	272,356	46,457,614	7,715,102	744,275

The following table sets forth the principal components of statement of operations for the year ended December 31, 2011 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate $
	$	RMB
Exploration costs	440,179	10,008,753	1,963,874	152,760
Administrative expenses	3,835,185	3,122,831	4,311,815	47,663
Other gains and losses, net	13,618	752,539	128,474	11,486

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

At the end of the period covered by this report, the fiscal year ended December 31, 2012, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Management concluded that the disclosure controls and procedures was effective as at December 31, 2012.

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

The control framework used to design the Company’s internal control over financial reporting is the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management has evaluated the effectiveness of design and operation of the Company’s internal controls over financial reporting as at December 31, 2012. Based on the result of this assessment, management has concluded that the Company’s internal controls over financial reporting are effective.

(c) Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal controls over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to current rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

(d) Changes in internal controls over financial reporting

During the year ended December 31, 2012, there have been no material changes in the Company’s internal controls over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s board of directors has determined that the Company has at least one audit committee financial expert serving on its audit committee and that the individual is "independent". Mr. Malcolm F. Clay, Chairman of the Audit Committee serves as the Audit Committee’s financial expert. He is a Chartered Accountant, with over 29 years' experience in both public and private companies.

ITEM 16b. Code of Ethics - BOARD OF DIRECTORS AND officers

The following is the Company’s Code of Ethics for the Board of Directors and senior officers. The Code of Ethics is available on the Company's website (www.mincogold.com). A hard copy of the Code of Ethics may be requested from the Company by writing to the Company's Corporate Secretary at 2772-1055 West Georgia Street, Vancouver, BC. V6E 3R5.

Introduction

Our board of directors has adopted a code of ethics to provide principles for the purpose of promoting:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications;
•	compliance with applicable governmental laws, rules and regulations;
•	the prompt internal reporting of violations of our code of ethics; and
•	accountability for adherence to our code of ethics.

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

Principles

1.	You shall act with honesty and integrity in the performance of your duties, shall comply with all laws, rules and regulations of federal, provincial, state and local governments and other private and public regulatory agencies that affect the conduct of our business and our financial reporting.
2.	You are responsible for full, fair, accurate, timely and understandable disclosure in the reports and documents that we file with, or submit to, the SEC and in our other public communications. Accordingly, each of you is responsible for promptly bringing to the attention of the chairman of the board any material information of which you may become aware that affects our disclosure in our public filings.
3.	You shall promptly bring to the attention of the chairman of the board any information you may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to us and the operation of our business or any violation of this Code of Ethics. In either event, any reporting is confidential and you are protected from retaliation.
4.	You shall promptly bring to the attention of the chairman of the board any information you may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in our financial reporting, disclosures or internal controls.
5.	You must avoid any personal activity or association that could appear to influence your judgment or affect our best interests. You shall promptly bring to the attention of the chairman of the board any information you may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in our financial reporting, disclosures or internal controls.

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

No waivers of any provision of this code of ethics may be made except by the board of directors. Only the board of directors may amend this code of ethics. Any waiver or amendment shall be reported as required by law or regulation.ITEM

16C. Principal Accountant Fees and Services

During the past two fiscal years, the Company has paid the following fees to its principal accountants, PricewaterhouseCoopers LLP.

	2012	2011
Audit fees (1)	117,996	$ 68,111
Audit-related fees (2)	3,250	42,800
Tax fees (3)	-	-
All other fees (4)	6,500	-
Total	127,746	$ 110,911

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

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUntANT

Not Applicable.

ITEM 16g. cORPORATE GOVERNANCE

Not Applicable.

ITEM 16H. MINE SAFETY

Not Applicable.

PART III

Item 17. Financial Statements

Not applicable . Please see Item 18.

Item 18. Financial Statements

Attached hereto.

Financial Statement

Document	Page

Audited consolidated Financial Statements of the Company as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, including the Report of Independent Auditors

Audited consolidated Financial Statements of Minco Silver as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, including Report of Independent Auditors

73-107 108-138
71

Item 19. Exhibits

Exhibit Number	Description
1.1*	Articles of Incorporation of Minco Gold Corporation
1.2*	Notice of Articles of Minco Gold Corporation
4.1*	Joint Venture agreement dated April 16, 2004 between Guangdong Geological Exploration and Development, the Company, Zhuhai Zhenjie Development Ltd and Foshan Baojiang Nonferrous Metals Corporation and Fushan Baojiang Nonferrous Metals Corporation
4.2*	Joint Venture agreement dated September 28, 2004 between Guangdong Geological Exploration and Zhenjie Development Ltd., Foshan Baojiang Nonferrous Metals Corp. and Guangdong Gold Corporation
4.3*	Confirmation agreement dated August 24, 2006 among the Company, Minco Silver and Minco China
4.4*	Assignment Agreement dated March 10, 2010 among the Company, Minco Silver and Minco China.
4.5*	Cost Sharing Agreement dated March 10, 2010 between the Company and Minco Silver.
4.6*	Co-operation Framework Agreement dated December 16, 2010 between Minco China, Inner Mongolia Urat Middle Banner Tugurige Gold Mine and The 208 Team of China National Nuclear Corporation
4.7*	Supplementary Agreement to the Co-operation Framework Agreement dated December 24, 2010 between Minco China, Inner Mongolia Urat Middle Banner Tugurige Gold Mine and The 208 Team of China National Nuclear Corporation.
4.8*	Trust Agreement dated June 9, 2011 between the Company, Minco Silver Corporation and Minco China.
4.9	Share Exchange Agreement dated December 17, 2012 between the Company and Minco Resources Limited.
4.10*	Minco Gold Corporation Stock Option Plan
8.1	List of Significant Subsidiaries of the Company as at March 30, 2013
12.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Glossary of Geological Terms

* Incorporated by reference from our Form 20-Fs filed in prior years.

73

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(Canadian dollars)

Management's Responsibility for Financial Reporting

The consolidated financial statements are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by International Accounting Standard Board and include certain estimates that reflect management’s best judgments on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

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

Dr. Ken Cai	Ellen Wei, C.A.
President and CEO	Chief Financial Officer

Vancouver, Canada

March 28, 2013

Independent Auditor’s Report

To the Shareholders of Minco Gold Corporation

We have audited the accompanying consolidated financial statements of Minco Gold Corporation and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of income (loss), comprehensive income (loss),

changes in equity and cash flows for each of the three years in the period ended December 31, 2012 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Minco Gold Corporation and its subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and their cash flows for each of the three years in the period ended

December 31, 2012 in accordance with International Financial Reporting Standards as issued by the

International Accounting Standards Board.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

March 28, 2013

Index

		Page

Consolidated Financial Statements		77 -81

	Consolidated Statements of Financial Position	77
	Consolidated Statements of Income (Loss)	78
	Consolidated Statements of Comprehensive Income (Loss)	79
	Consolidated Statements of Changes in Equity	80
	Consolidated Statements of Cash Flow	81

Notes to the Consolidated Financial Statements		82 - 107

1	General information	82
2	Basis of preparation	82
3	Summary of significant accounting policies	82
4	Critical accounting estimates and judgments	90
5	Cash and short-term investments	91
6	Property, plant and equipment	92
7	Mineral interests	93
8	Equity investment in Minco Silver Corporation	94
9	Discontinued operation	96
10	Share capital	96
11	Income tax	99
12	Earnings (loss) per share	100
13	Commitments	101
14	Related party transactions	101
15	Segment reporting	103
16	Financial instruments and fair values	104
17	Capital management	106
18	Subsequent events	107

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Statements of Financial Position

(in Canadian dollars)

	December 31,	December 31,
	2012	2011
Assets	$	$
Current assets
Cash and cash equivalents (note 5)	263,054	6,696,805
Short-term investments (note 5)	5,055,480	-
Marketable securities	1,470	10,500
Receivables	78,311	52,618
Due from related parties (note 14)	10,768	449,888
Prepaid expenses and deposits	138,961	176,959
	5,548,044	7,386,770

Long-term deposit	51,277	53,127
Property, plant and equipment (note 6)	197,269	247,860
Equity investment in Minco Silver (note 8)	13,375,407	14,489,016
	19,171,997	22,176,773
Liabilities
Current liabilities
Accounts payable and accrued liabilities	372,537	521,931
Accounts payable for Changkeng permit (note 7(a))	4,610,543	4,681,156
Advance from non-controlling interest (note 7(a))	2,474,123	2,512,015
Due to related party (note 14)	1,250,129	-
	8,707,332	7,715,102
Equity
Equity attributable to owners of the parent
Share capital (note 10(a))	41,758,037	41,758,037
Contributed surplus	7,939,681	6,982,376
Accumulated other comprehensive income	173,246	256,125
Deficits	(41,831,667)	(36,949,896)
	8,039,297	12,046,642
Non-controlling interests	2,425,368	2,415,029
Total equity	10,464,665	14,461,671
	19,171,997	22,176,773
Commitments (note 13) Subsequent events (note 18)

Approved by the Board of Directors

(signed) Malcolm Clay Director	(signed) Robert Callander Director

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Statements of Income (Loss)

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars, except per share data)

	2012	2011	2010
	$	$	$
Exploration costs	1,617,289	1,963,874	1,467,641
Administrative expenses (note 14)
Accounting and audit	164,843	246,900	140,176
Amortization	60,689	71,919	81,371
Consulting	85,932	122,654	143,350
Directors' fees	53,000	48,527	43,500
Foreign exchange gain	(872)	(17,149)	(111,901)
Investor relations	182,290	449,813	220,853
Legal and regulatory	269,795	257,354	129,804
Office and miscellaneous	283,161	316,359	396,635
Property investigation	12,748	117,605	210,416
Salaries and benefits	679,310	369,242	500,677
Share-based compensation (note 10(b))	957,305	2,264,809	383,282
Travel and transportation	79,364	63,782	85,701
	2,827,565	4,311,815	2,223,864
Operating loss	(4,444,854)	(6,275,689)	(3,691,505)

Gain on sale of exploration permit (note 7(b))	442,796	-	-
Unrealized loss on marketable securities	(9,030)	(14,700)	(10,500)
Finance income (expense)	180,870	(113,774)	44,506
Loss for the year before loss from equity investment and dilution gain (loss)	(3,830,218)	(6,404,163)	(3,657,499)
Share of loss from equity investment in Minco Silver (note 8)	(1,032,816)	(1,443,391)	(1,246,150)
Dilution gain (loss) (note 8)	(8,398)	8,710,000	2,845,000
Net income (loss) for the year from continuing operations	(4,871,432)	862,446	(2,058,649)
Earnings for the year from discontinued operations (note 9)	-	-	1,607,301
Net income (loss) for the year	(4,871,432)	862,446	(451,348)
Net income (loss) attributable to:
Shareholders of the Company	(4,881,771)	891,422	(401,926)
Non-controlling interest	10,339	(28,976)	(49,422)
	(4,871,432)	862,446	(451,348)
Earnings (loss) per share (note 12):
Basic	(0.10)	0.02	(0.01)
Diluted	(0.10)	0.02	(0.01)
Weighted average number of common shares outstanding: Basic	50,348,215	50,228,592	48,582,347
Diluted	50,348,215	51,580,329	48,582,347

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

	2012	2011	2010
	$	$	$
Net income (loss) for the year	(4,871,432)	862,446	(451,348)
Other comprehensive income (loss)
Cumulative translation adjustment from Minco Silver investment	(72,395)	251,688	(57,217)
Exchange differences on translation from functional to presentation currency	(10,484)	67,689	(6,035)

Total comprehensive income (loss) for the year	(4,954,311)	1,181,823	(514,600)
Comprehensive income (loss) attributable to:
Shareholders of the Company	(4,964,650)	1,210,799	(465,178)
Non-controlling interest	10,339	(28,976)	(49,422)
	(4,954,311)	1,181,823	(514,600)

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012, 2011 and 2010

(in Canadian dollars)

	Attributable to equity owners of the Company
	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficits	Subtotal	Non-controlling interest	Total equity
		$	$	$	$	$	$	$
Balance – January 1, 2010	48,157,782	38,553,755	5,722,060	-	(37,439,392)	6,836,423	2,493,427	9,329,850
Loss for the year	-	-	-	-	(401,926)	(401,926)	(49,422)	(451,348)
Cumulative translation adjustment	-	-	-	(63,252)	-	(63,252)	-	(63,252)
Share-based compensation	-	-	383,282	-	-	383,282	-	383,282
Proceeds on issuing shares from exercise of options	1,357,100	1,781,278	(749,389)	-	-	1,031,889	-	1,031,889
Balance – December 31, 2010	49,514,882	40,335,033	5,355,953	(63,252)	(37,841,318)	7,786,416	2,444,005	10,230,421
Balance - January 1, 2011	49,514,882	40,335,033	5,355,953	(63,252)	(37,841,318)	7,786,416	2,444,005	10,230,421
Net income (loss) for the year	-	-	-	-	891,422	891,422	(28,976)	862,446
Cumulative translation adjustment	-	-	-	319,377	-	319,377	-	319,377
Share-based compensation	-	-	2,264,809	-	-	2,264,809	-	2,264,809
Proceeds on issuing shares from exercise of options	833,333	1,423,004	(638,386)	-	-	784,618	-	784,618
Balance - December 31, 2011	50,348,215	41,758,037	6,982,376	256,125	(36,949,896)	12,046,642	2,415,029	14,461,671

Balance - January 1, 2012	50,348,215	41,758,037	6,982,376	256,125	(36,949,896)	12,046,642	2,415,029	14,461,671

Net income (loss) for the year	-	-	-	-	(4,881,771)	(4,881,771)	10,339	(4,871,432)
Cumulative translation adjustment	-	-	-	(82,879)	-	(82,879)	-	(82,879)
Share-based compensation	-	-	957,305	-	-	957,305	-	957,305
Balance - December 31, 2012	50,348,215	41,758,037	7,939,681	173,246	(41,831,667)	8,039,297	2,425,368	10,464,665

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

	2012	2011	2010
Cash flow provided by (used in)	$	$	$

Operating activities
Net income (loss) for the period from continuing operations (4,871,432)		862,446	(2,058,649)
Adjustments for:
Amortization	60,689	71,919	81,371
Equity loss on investment in Minco Silver	1,032,816	1,443,391	1,246,150
Dilution (gain) loss	8,398	(8,710,000)	(2,845,000)
Foreign exchange gain (loss)	(3,032)	11,255	(60,323)
Gain on sale of exploration permits (note 7(b))	(442,796)	-	-
Share-based compensation (note 10 (b))	957,304	2,264,809	383,282
Unrealized loss on marketable securities	9,030	14,700	10,500
Changes in items of working capital:
Receivables	(31,209)	5,663	313,380
Due to/from related parties	1,672,564	370,971	1,467,583
Prepaid expenses and deposits	38,336	(43,323)	(43,654)
Accounts payable and accrued liabilities	(145,645)	(191,235)	(84,144)
Cash used in operating activities of continuing operations	(1,714,977)	(3,899,404)	(1,589,504)
Cash generated from activities of discontinued operations	-	-	1,649,604
Net cash generated from (used in) operating activities	(1,714,977)	(3,899,404)	60,100

Investing activities
Loan receivable	-	8,937,482	(9,122,284)
Proceeds from sales of exploration permits	442,796	-	-
Property, plant and equipment	(13,678)	(15,041)	(43,881)
Short-term investments	(5,066,771)	293,770	2,182,166
Net cash generated from (used in) investing activities	(4,637,653)	9,216,211	(6,983,999)

Financing activities
Advanced from minority shareholders	-	1,597,438	768,693
Proceeds from issuance of shares	-	784,618	1,045,126
Advanced from Minco Base Metals	-	(7,483,798)	7,601,904
Net cash generated from (used in) financing activities	-	(5,101,742)	9,415,723

Effect of exchange rate changes on cash and cash equivalents	(81,121)	477,908	3,091
Increase (decrease) in cash and cash equivalents	(6,433,751)	692,973	2,494,915
Cash and cash equivalents - Beginning of year	6,696,805	6,003,832	3,508,917
Cash and cash equivalents - End of year	263,054	6,696,805	6,003,832
Cash paid for income tax	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012, 2011 and 2010

(in Canadian dollars)

1.	General information

Minco Gold Corporation (“Minco Gold” or the “Company”) was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. The Company changed its name to Minco Gold in 2007. It is an exploration stage company engaged in exploration and evaluating gold-dominant mineral properties and projects in China. The registered office of the Company is 2772 – 1055 West Georgia Street, British Columbia, Canada. The Company has listed its common shares on the Toronto Stock Exchange (“TSX”) under the symbol “MMM”, and the NYSE MKT under the symbol “MGH”.

As at December 31, 2012, Minco Gold owned a 22.02% (December 31, 2011 – 22.15% ) equity interest in Minco Silver.

2.	Basis of preparation

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were approved by the board of directors for issue on March 28, 2013.

3. Summary of significant accounting policies

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

Consolidation

These consolidated financial statements include the accounts of Minco Gold, its wholly owned Chinese subsidiaries Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”) and Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”), its wholly owned British Virgin Island subsidiary Triple Eight Mineral Corporation (“Temco”), its wholly owned Hong Kong subsidiary Minco Resource Limited (“Minco Resource”) and its 51% interest in Guangzhou Mingzhong Mining Co. Ltd. (“ Mingzhong”).

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

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

Minco China’s subsidiary, Foshan Minco Mining Co. Ltd. (“Foshan Minco”), is legally owned by Minco China in trust for Minco Silver. Minco Gold does not consolidate Foshan Minco as it does not control this entity. Minco China also holds certain other assets and exploration permits in trust for Minco Silver. These assets are held for the exclusive benefit of Minco Silver and have not been included in these financial statements.

Equity investment

Associates are entities over which the Company has significant influence, but not control. The Company accounts for its investment in associates using the equity method. The Company’s share of income or loss of associates is recognized in the consolidated statement of income (loss).

Dilution gains and losses arising from changes in interests in investments in associates where significant influence is retained are recognized in the consolidated statements of income (loss).

At each balance sheet date, the Company consider whether there is objective evidence of impairment in associates. If there is such evidence, the Company determine if there is a need to record an impairment in relation to the associate.

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

For the years ended December 31, 2012, 2011, and 2010

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

The financial statements of the Company’s Chinese subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position
•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates)

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

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency of an entity using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statements of income (loss).

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

For the years ended December 31, 2012, 2011, and 2010

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

At initial recognition, the Company classifies its financial instruments in the following categories:

(i) Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income. Gains and losses arising from changes in fair value are presented in the statement of income within other gains and losses in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as non-current. The Company’s financial assets at fair value through profit or loss comprise of marketable securities.

(ii) Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash and cash equivalents, short term investments, deposits and due from related parties.

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment, if necessary.

Cash and cash equivalents comprise cash at banks and on hand and guaranteed investment certificates with initial maturities of less than three months. Short-term investments comprise of guaranteed investment certificates with initial maturities of greater than three months

(iii) Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable, accounts payable for Changkeng permit, advance from non-controlling interest and due to related parties.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

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

Exploration and evaluation costs

Exploration and evaluation costs include costs to acquire exploration rights, geological studies, exploratory drilling and sampling and directly attributable administrative costs.

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

ii) The Company can obtain the benefit and control access to it; and

iii) The transaction or event giving rise to the benefit has already occurred.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

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

Proceeds from the sale of properties or cash proceeds received from option payments are recorded as a reduction of the related mineral interest, or if no amounts capitalized, then the proceeds are recorded in the statement of income (loss).

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

The Company performs impairment tests on property, plant and equipment and mineral interests when events or circumstances occur which indicate the assets may not be recoverable. Impairment assessments are carried out on a project by project basis with each project representing a single cash generating unit.

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

Share-based payments for employees and others providing similar services are determined based on the grant date fair value. Share based payments for non-employees is determined based on the fair value of the goods/services received or options granted measured at the date on which the Company obtains such goods/services.

Compensation expense is recognized over each tranche’s vesting period, in earnings or capitalized as appropriate, based on the number of awards expected to vest. If stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

3. Summary of significant accounting policies (continued)

Provision for restoration and rehabilitation

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation as a result of exploration and development activities undertaken, it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of the provision can be measured reliably. The estimated future obligation includes the cost of removing facilities, abandoning sites and restoring the affected areas.

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

As at December 31, 2012 and December 31, 2011, the Company did not have any provision for restoration and rehabilitation.

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

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

3. Summary of significant accounting policies (continued)

Accounting standards and amendments issued but not yet adopted

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of these standards and amendments.

(i)	IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments: Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This new standard is effective for annual periods beginning on or after January 1, 2015 with earlier application permitted.
(ii)	IFRS 10, Consolidated Financial Statement, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard: (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities.
(iii)	IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers
(iv)	IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities. IFRS 12 supersedes IAS 27, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)
(v)	IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

There have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13

(vi) IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012.

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

Equity investment in Minco Silver

The Company reviews its equity investment in Minco Silver when there is any indication that the investment might be impaired. Management has assessed impairment indicators on this equity investment and has concluded that no impairment indicators existed as at December 31, 2012.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

5. Cash and short-term investments

As at December 31, 2012 cash and cash equivalents consisted of short-term deposits with a maturity term of seven days and that can be renewed automatically. The yield on the short-term deposits was 0.15%.

As at December 31, 2012, short-term investments consisted of $5,055,480 of cashable guaranteed investment certificates with terms of greater than ninety days but less than one year (December 31, 2011 - $Nil). The yields on these investments were between 1.1% and 3.08%.

	December 31,	December 31,
	2012	2011
	$	$

Cash and cash equivalents	263,054	6,696,805

Short term investment	5,055,480	-

Included in short-term investment is $4,610,543 held by in Mingzhong to satisfy the remaining amount outstanding for the Changkeng permit (note 7(a) and note 16).

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

6. Property, plant and equipment

	Leasehold improvements	Mining equipment	Motor vehicles	Office equipment and furniture	Total
	$	$	$	$	$

Year ended December 31, 2011
At January 1, 2011	2,325	119,433	153,405	15,339	290,502
Additions	-	417	-	15,167	15,584
Depreciation	-	(23,364)	(25,826)	(22,729)	(71,919)
Exchange differences	136	5,642	7,460	455	13,693
At December 31, 2011	2,461	102,128	135,039	8,232	247,860

At December 31, 2011
Cost	70,779	426,370	338,923	381,651	1,217,723
Accumulated depreciation	(68,318)	(324,242)	(203,884)	(373,419)	(969,863)
Net book value	2,461	102,128	135,039	8,232	247,860

Year ended December 31, 2012
At January 1, 2012	2,461	102,128	135,039	8,232	247,860
Additions	-	7,634	-	6,207	13,841
Disposals	-	-	-	(164)	(164)
Depreciation	-	(21,954)	(26,730)	(12,005)	(60,689)
Exchange differences	(44)	(1,565)	(1,930)	(40)	(3,579)
At December 31, 2012	2,417	86,243	106,379	2,230	197,269

At December 31, 2012
Cost	70,735	432,439	336,993	387,654	1,227,821
Accumulated depreciation	(68,318)	(346,196)	(230,614)	(385,424)	(1,030,552)
Net book value	2,417	86,243	106,379	2,230	197,269
93

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

7. Mineral interests

a) Guangdong - Changkeng

Minco China is the controlling shareholder in Mingzhong with a 51% interest.

Mingzhong signed an exploration permit transfer agreement with No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) and received the Changkeng exploration permit (the “Changkeng Exploration Permit”) on January 5, 2008. This exploration permit was renewed for a two-year period ending on September 10, 2013. To acquire the Changkeng Exploration Permit, Mingzhong was required to pay RMB 48 million (approximately $7.6 million). As at December 31, 2008, the first payment of RMB 19 million (approximately $3.0 million) for the Changkeng Exploration Permit was paid to 757 Exploration Team.

In order to fund the remaining RMB 29 million ($4.6 million), shareholders of Mingzhong agreed to inject capital of RMB 32 million ($5.1 million). As at December 31, 2012, Minco China paid RMB 16.3 million ($2.6 million) and the five minority shareholders paid RMB 15.7 million ($2.5 million). Accordingly, Mingzhong has all of the cash required to settle the remaining payable for the permit.

As two of the shareholders, Guangdong Gold Corporation (“GGC”) and Guangdong Geological Exploration and Development Corporation (“GGEDC”), are state-owned companies, they need to receive the requisite approval from the Guangdong provincial government’s Minister of Finance to increase their share of registered capital in Mingzhong. The funds received from the five minority shareholders are classified as a current liability as at December 31, 2012, pending approval of the capital injection.

The remaining amount payable for the Changkeng Exploration Permit of RMB $29 million ($4,610,543) was classified as a current liability as at December 31, 2012.

Pursuant to the terms of an agreement with Minco Silver, the Company has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to Minco Silver. As a result, Minco Silver is responsible for 51% of the total costs in relation to the Changkeng Silver Mineralization.

b) Gansu - Longnan

Minco China holds ten exploration permits in the Longnan region of south Gansu province in China. The Longnan region is within the southwest Qinling gold field.

The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

i)	Yangshan: including five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; and
ii)	Yejiaba: including four exploration permits adjacent to the Guojiagou exploration permit; and
iii)	Xicheng East: including one remaining exploration permits (two exploration rights were sold during the year ended December 31, 2012) to the east extension of the Xicheng Pb-Zn mineralization belt.

The Company has spent a cumulative total of $9.6 million of exploration costs on the Longnan project as at December 31, 2012 (December 31, 2011 - $8.1 million).

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

7. Mineral interests (continued)

Minco China entered into two agreements with Fengxian Xin Kun Mining Corporation (“FXKM”) in September 2010 and March 2012, respectively, in which the Company agreed to sell two exploration permits in Xicheng East for a total of RMB 2.8 million. During the year ended December 31, 2012, the Company received RMB 2.8 million and recognized a gain of $442,796 upon the receipt of approval from the Ministry of Land and Resource (“MOLAR”) for the transfer of legal titles of the two exploration permits to FXKM.

c)	Hunan - Gold Bull Mountain

Minco China’s wholly owned subsidiary Yuanling Minco owns the Gold Bull Mountain mining license, which was renewed for a two-year period ending on June 28, 2013.

d)	Guangdong - Sihui

Minco China holds an exploration permit in Guangdong Sihui in China. This exploration permit was renewed for a two-year period ending on February 3, 2015.

The following is a summary of exploration costs, net of recoveries, incurred by each project:

				Cumulative to
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2010	2012
	$	$	$	$
Currently active properties:
Gansu
- Longnan	1,479,979	1,870,486	1,330,745	9,584,178
Guangdong
- Changkeng	113,207	66,522	135,727	8,279,277
Hunan
- Gold Bull Mountain	22,498	26,866	1,169	2,212,210
Guangdong
- Sihui	1,605	-	-	1,605

Total	1,617,289	1,963,874	1,467,641	20,077,270
8.	Equity investment in Minco Silver Corporation

As at December 31, 2012, the Company owned 13,000,000 common shares of Minco Silver (December 31, 2011 and 2010 - 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

The Company did not participate in the public offering of 7,600,000 common shares at $5.95 per share concluded by Minco Silver on March 3, 2011. As a result, the Company’s ownership interest in Minco Silver decreased to 22.02% as at December 31, 2012 (December 31, 2011 – 22.15%, December 31, 2010 – 26.20%).

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

8.	Equity investment in Minco Silver Corporation (continued)

Comprehensive income (loss) on the investment in Minco Silver is as follows:

	2012	2011	2010
	$	$	$
Dilution gain (loss)	(8,398)	8,710,000	2,845,000
Equity loss	(1,032,816)	(1,443,391)	(1,246,150)
Cumulative translation adjustment	(72,395)	287,268	(69,906)
Comprehensive income (loss) from investment in Minco Silver	(1,113,609)	7,553,877	1,528,944

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follows:

	December 31,	December 31,
	2012	2011
	$	$
Carrying value of investment in Minco Silver	13,375,407	14,489,016

Market value of Minco Silver shares	20,150,000	25,870,000

The following is a summary of Minco Silver’s balance sheet as at December 31, 2012 and 2011.

	December 31,	December 31,
	2012	2011
	$	$
Current assets	66,923,816	71,012,927
Mineral interests	21,012,566	17,811,322
Property, plant and equipment	572,583	751,463
Current liabilities	512,604	968,690
Shareholders' equity	87,996,361	88,607,022

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

8.	Equity investment in Minco Silver Corporation (continued)

The following is a summary of Minco Silver’s income statement for the years ended December 31, 2012, 2011 and 2010.

	December 31,	December 31,	December 31,
	2012	2011	2010
	$	$	$
Administrative expenses	5,596,671	6,674,066	5,604,885
Net loss for the year	(4,676,550)	(5,970,842)	(4,280,899)
Other comprehensive income (loss) for the year	(327,801)	931,652	(189,650)
Comprehensive loss for the year	(5,004,351)	(5,039,190)	(4,470,549)
9.	Discontinued operation

Inner Mongolia Damo Mining Co. Ltd. (“Damo”)

On May 24, 2010, the Company entered into a sale agreement to dispose of its interest in Damo. Damo had an interest in the Gobi Gold project located in the Inner Mongolia Autonomous Region. After completion of all legal requirements and approvals, the Company relinquished all managerial involvement and control to the purchaser on September 30, 2010. Net proceeds on disposal were RMB 10.75 million (approximately $1.67 million) which represents the difference between the gross proceeds of RMB 13.5 million (approximately $2.10 million) and a commission of RMB 2.75 million (approximately $0.43 million) paid to an arm’s length party for consulting services relating to the disposition.

The net earnings from the discontinued operations of Damo were $1,607,301 and cash flows from the discontinued operations of Damo were $1,649,604 in 2010.

10.	Share capital
a.	Common shares and contributed surplus

Authorized: 100,000,000 common shares without par value

b.	Stock options

Minco Gold may grant options to its directors, officers, employees and consultants under its stock option plan (the “Stock Option Plan”). The Company’s board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options are granted. These options are equity-settled.

For the year ended December 31, 2012, the Company granted stock options for 3,095,000 common shares to directors and employees at a weighted exercise price of $0.59 that vest over an 18-month period from the issuance date.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

10.	Share capital (continued)

The maximum number of common shares reserved for issuance under the Stock Option Plan is 15% of the issued and outstanding common shares of the Company.

Minco Gold recorded $957,305 in share-based compensation expense for the year ended December 31, 2012 (December 31, 2011 - $2,264,809 and December 31, 2010 - $383,282).

A summary of the options outstanding is as follows:

	Number outstanding	Weighted average exercise price
		$
January 1, 2011	4,145,000	0.99
Granted	2,380,000	2.18
Exercised	(833,333)	0.96
Forfeited	(447,667)	2.01
Expired	(260,000)	1.99

Balance, December 31, 2011	4,984,000	1.41

Granted	3,095,000	0.59
Forfeited	(823,333)	1.40
Expired	(1,605,000)	0.92

Balance, December 31, 2012	5,650,667	1.11
98

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

10.	Share capital (continued)

The weighted average share price on the date of exercise was $Nil in 2012 (2011 - $2.22, and 2010 - $1.60)

Options outstanding				Options exercisable

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
0.48 - 0.65	1,815,000	3.38	0.46	728,334	0.48
0.66 - 0.90	1,840,000	4.24	0.67	613,338	0.67
0.91 - 1.30	66,667	2.59	0.93	66,667	0.93
1.31 - 1.80	140,000	0.28	1.44	140,000	1.44
1.81 - 2.59	1,789,000	3.04	2.19	1,782,333	2.19
	5,650,667	3.46	1.11	3,330,672	1.48

The Company uses the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2012	2011	2010

Risk-free interest rate	1.08% - 1.56%	1.07% - 2.56%	1.89% - 2.30%
Dividend yield	0%	0%	0%
Volatility	85% - 95%	85% - 94%	84% - 90%
Forfeiture rate	27%	29%	30%
Estimated expected lives	5 years	5 years	5 years

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

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

11. Income tax

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to the loss before income taxes. These differences result from the following items:

	2012	2011	2010
	$	$	$

Net income (loss) from continuing operations	(4,871,432)	862,446	(2,058,649)

	25%	26.5%	28.5%

Income tax recovery at statutory rates	(1,217,858)	228,548	(586,715)
Non-deductible expenses	240,365	619,007	110,751
Difference in foreign tax rates	-	64,977	57,357
Dilution gain at capital gains rate	1,008	(1,112,226)	(355,625)
Expiry of non-capital loss carry forward	104,686	156,705	-
Deferred income tax asset not recognized	1,252,008	117,869	251,122
Other	(380,209)	(74,880)	523,110

Provision for tax expenses	-	-	-

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of unrecognized deferred income tax assets and liabilities at December 31, 2012 and 2011 are as follows:

	2012	2011
	$	$

Deferred income tax assets (liabilities) not recognized
Non-capital loss	4,855,227	2,562,113
Resource expenditures	3,801,378	5,117,301
Capital assets	250,525	357,259
Equity investment in Minco Silver	(1,119,023)	(1,263,099)
Share issue costs	513	1,026
Marketable securities	1,475	347
Capital loss	236,860	-

	8,026,955	6,774,947

No deferred income tax asset has been recognized as realization is not considered probable due to the uncertainty of future taxable income.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

11. Income tax (continued)

The Company has approximately $9,936,487 of operating losses in Canada and approximately $9,484,422 of operating losses in China. The expiries for Canadian and Chinese non-capital loss carry forwards are as follows:

	Canada $	China $

2013	-	299,655
2014	-	985,633
2015	1,156,750	46,582
2016	-	793,571
2017	-	7,358,981
2026	1,442,234	-
2028	1,582,716	-
2029	1,270,045	-
2030	1,285,615	-
2031	1,933,078	-
2032	1,266,049	-

	9,936,487	9,484,422

12. Earnings (loss) per share

The table below calculates the basic and diluted earnings and loss per share.

	2012	2011	2010
	$	$	$
Earnings (loss) per share from continuing operations
Basic	(0.10)	0.02	(0.04)
Diluted	(0.10)	0.02	(0.04)

Earnings per share from discontinued operations
Basic	-	-	0.03
Diluted	-	-	0.03

Earnings (loss) per share
Basic	(0.10)	0.02	(0.01)
Diluted	(0.10)	0.02	(0.01)

Weighted average number of shares outstanding
Basic	50,348,215	50,228,592	48,582,347
Diluted	50,348,215	51,580,329	48,582,347

Stock options are excluded from the computation of diluted earnings per share when the exercise price exceeds the average market value of the common shares or has created an anti-dilutive effect.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

13. Commitments

The Company has commitments in respect of office leases requiring minimum payments of $350,414 as follows:

$

2013	151,489
2014	148,602
2015	50,323

350,414

14. Related party transactions

Shared office expenses

a)	Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing and Minco Silver, Minco Base Metals Corporation (“MBM”) and Minco Gold share offices and certain administrative expenses in Vancouver.
At December 31, 2012, the Company had $1,250,129 due to Minco Silver (December 31, 2011 – due from Minco Silver of $429,114) and consisted of the following:
Amount due from Foshan Minco as at December 31, 2012 of $1,075,820 (December 31, 2011 - $1,167,282), representing the expenditures incurred by Minco China on behalf of Foshan Minco and shared office expenses.
Amount due to Minco Silver as at December 31, 2012 of $2,325,949 (December 31, 2011 – $738,168) representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada.

The amounts due are unsecured, non-interest bearing and payable on demand.

The above two amounts will be net settled and accordingly have been presented as a net balance on the consolidated statements of financial position.

b)	At December 31, 2012, the Company had $10,768 due from MBM (December 31, 2011 - $20,774), in relation to shared office expenses. The Company is related to MBM through significant influence of one common directors and common management.

The amounts due are unsecured, non-interest bearing and payable on demand.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

14. Related party transactions (continued)

Funding of Foshan Minco

Minco Silver cannot invest directly in Foshan Minco as Foshan Minco is legally owned by Minco China. All funding supplied by Minco Silver for exploration of the Fuwan Project must first go through Minco China via the Company to comply with Chinese Law. In the normal course of business Minco Silver uses trust agreements when providing cash, denominated in US dollars, to Minco China via the Company for the purpose of increasing the registered capital of Foshan Minco. Minco China is a registered entity in China; however it is classified as being a wholly foreign owned entity and can therefore receive foreign investment. Foshan Minco is a Chinese company with registered capital denominated in RMB and can therefore only receive domestic investment from Minco China. Increases to the registered capital of Foshan Minco must be denominated in RMB.

On June 9, 2011, Minco Silver advanced US$10 million to Minco China via the Company for the purpose of increasing the registered capital of Foshan Minco.

               On August 12, 2011, the Company, Minco Silver and Minco China entered into a trust agreement in which the Company and Minco China confirmed they have received the US$10 million, and Minco China was required to exchange these US funds into RMB in order to increase Foshan Minco’s registered share capital. Once all the funds were transferred from Minco China to Foshan Minco, the trust agreement was effectively settled and no repayment was expected by Minco Silver from Minco China.

As at December 31, 2012, Minco China invested RMB 50 million ($7,969,143) on behalf of Minco Silver to increase the registered capital of Foshan Minco, repaid RMB 5,524,643 ($871,725) to Foshan Minco, incurred net expenses of RMB 1,926,355 ($302,994), and held the remaining balance of RMB 6,288,479 ($990,468) in trust upon settlement.

Key management compensation

Key management includes the Company’s directors and senior management. This compensation is included in exploration costs and administrative expenses.

For the years ended December 31, 2012, 2011 and 2010, the following compensation was paid to key management:

	2012	2011	2010
	$	$	$
Cash remuneration	339,714	447,419	436,438
Share-based compensation	601,838	1,371,160	150,011
Total	941,552	1,818,579	586,449

The above transactions were conducted in the normal course of business.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

15.	Segment reporting

The Company’s business of exploration and development of mineral interests is considered as operating in one segment. The geographical division of the Company’s assets and net loss is as follows:

Segment profit (loss)
	December 31, 2012

	Canada	China	Total
	$	$	$
Exploration costs	(231,128)	(1,386,161)	(1,617,289)
General and administration costs	(2,213,747)	(613,818)	(2,827,565)
Other income (expense)	(1,050,842)	624,264	(426,578)
Geographic distribution of profit (loss)	(3,495,717)	(1,375,715)	(4,871,432)

	December 31, 2011

	Canada	China	Total
	$	$	$
Exploration costs	(440,179)	(1,523,695)	(1,963,874)
General and administration costs	(3,835,188)	(476,627)	(4,311,815)
Other income	6,994,302	143,833	7,138,135

Geographic distribution of profit (loss)	2,718,935	(1,856,489)	862,446

		December 31, 2010

	Canada	China	Total
	$	$	$
Exploration costs	(762,338)	(705,303)	(1,467,641)
General and administration costs	(1,703,224)	(520,640)	(2,223,864)
Other income	1,645,951	1,594,206	3,240,157

Geographic distribution of profit (loss)	(819,611)	368,263	(451,348)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

15.	Segment reporting (continued)
	December 31, 2012

	Canada	China	Total
	$	$	$
Current assets	212,500	5,335,544	5,548,044
Non-current assets	13,431,101	192,852	13,623,953
Current liabilities	2,408,087	6,299,245	8,707,332

	December 31, 2011

	Canada	China	Total
	$	$	$
Current assets	258,199	7,128,571	7,386,770
Non-current assets	14,545,540	244,463	14,790,003
Current liabilities	220,724	7,494,378	7,715,102

16.	Financial instruments and fair value

As explained in Note 3, financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of income or comprehensive income. Those categories are: fair value through profit or loss, loans and receivables, and other financial liabilities.

The following table summarizes the carrying value of financial assets and liabilities at December 31, 2012 and 2011:

December 31,		December 31,
	2012	2011
Assets	$	$
Cash and cash equivalents	263,054	6,696,805
Short-term investments	5,055,480	-
Receivables	78,311	52,618
Due from related parties	10,768	449,800
Marketable securities	1,470	10,500

Liabilities
Accounts payables and accrued liabilities	4,983,080	5,203,087
Accounts payable for Changkeng permit	4,610,543	4,681,156
Advance from non-controlling interest	2,474,123	2,512,015
Due to related party	1,250,129	-

The carrying value of the Company’s financial assets and liabilities approximate their fair value.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

16.	Financial instruments and fair value (continued)

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

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The marketable securities are measured at fair value based on quoted market price (level 1).

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

i. Cash and cash equivalents – In order to manage credit and liquidity risk the Company places its short-term investment funds into government and Canadian bank debt securities with terms of 90 days or less when acquired. At December 31, 2012, the balance of $263,054 (2011 - $6,696,805) was placed with four institutions.
ii. Short-term investments – These are guaranteed investment certificates with maturities of greater than ninety days, but less than one year, when acquired. At December 31, 2012, these totalled $5,055,480 (2011- $Nil).

Foreign exchange risk

The Company’s functional currency is the Canadian dollar in Canada and RMB in China. The majority of the foreign currency risk is related to US dollar funds. Therefore, the Company’s net earnings are impacted by fluctuations in the valuation of the US dollar in relation to the Canadian dollar and RMB. The Company did not hold significant amounts of US dollar cash during the year and the impact of the changes in the US dollar foreign exchange rate is insignificant to the Company’s net earnings.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

16.	Financial instruments and fair value (continued)

Interest rate risk

The effective interest rate on financial liabilities (accounts payable) ranged up to 1%. The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and short-term investments entered into by the Company bear interest at a fixed rate thus exposing the Company to the risk of changes in fair value arising from interest rate fluctuations. Short-term investments are invested in high grade, highly liquid instruments and exposes the Company to variable interest rate fluctuations. A 1% increase in the interest rate in Canada will have a net (before tax) income effect of $53,200 (2011 - $67,499), assuming the foreign exchange rate remains constant.

Liquidity risk

Liquidity risk includes the risk that the Company cannot meet its financial obligations as they come due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. As at December 31, 2012, the Company had $5.3 million of cash and short-term investments which included $4.6 million in Mingzhong to be used for the final payment for the acquisition of the Changkeng exploration permit. The remaining cash balance available to fund exploration and general corporate requirements was $0.7 million and held primary in the Company’s Chinese subsidiaries. The Company may face delays repatriating funds held in China if, at any time, the Company needs additional resources to enable it to undertake projects elsewhere in the world.   There are certain restrictions on the repatriation of funds held in China. Under Chinese law, repatriation of the funds the Company currently holds in China, which were contributed by way of capital injection, would require approval of the relevant government authorities or designated banks in China or both. The Company plans on meeting any additional short-term cash requirements through funds advanced from Minco Silver. In addition, the Company may raise funds through the sale of its equity investment in Minco Silver when necessary. The market for these instruments is liquid and the Company does not foresee a loss of capital due to liquidity risk.

17.	Capital management

The Company’s objectives in the managing of the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide the financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, common share purchase warrants, contributed surplus, accumulated and other comprehensive income and accumulated deficit.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011, and 2010

(in Canadian dollars)

17.	Capital management (continued)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt and/or acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. As at December 31, 2012, the Company does not have any long-term debt.

The Company plans on meeting any additional short-term cash requirements through funds advanced from Minco Silver. In addition, the Company could raise funds through the sale of its equity investment in Minco Silver. The market for these instruments is liquid and the Company does not foresee a loss of capital due to liquidity risk.

18. Subsequent events

a) On January 14, 2013, the Company granted stock options to purchase 2,000,000 common shares to various employees, consultants and directors at an exercise price of $0.46 per common share that vest over an 18-month period from the date of issuance. The options expire in January 2018.

b) On February 18, 2013, the Company granted stock options to purchase 200,000 common shares to an employee at an exercise price of $0.36 per common share that vest over an 18-month period from the date of issuance. The options expire in February 2018.

c) On March 25, 2013, Minco China settled its claim against the 208 Exploration Team relating to the Joint Venture Agreement for a settlement amount of RMB 14 million ($2.3 million). Minco China has received RMB 5 million ($822,368) and the remaining balance is expected to be received by the end of 2013.

108

Minco Silver Corporation

(A development stage enterprise)

Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

110

Management's Responsibility for Financial Reporting

The consolidated financial statements are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect management’s best judgments on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

The Audit Committee of the Board of Directors is composed of three Directors and meets with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

Dr. Ken Cai	Ellen Wei, C.A
President and CEO	Chief Financial Officer

Vancouver, Canada

March 28, 2013

Independent Auditor’s Report

To the Shareholders of Minco Silver Corporation

We have audited the accompanying consolidated financial statements of Minco Silver Corporation and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of operations and net loss, comprehensive loss,

changes in shareholders’ equity and cash flows for each of the three years in the period ended December

31, 2012 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Minco Silver Corporation and its subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and their cash flows for each of the three years in the period ended

December 31, 2012 in accordance with International Financial Reporting Standards as issued by the

International Accounting Standards Board.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

March 28, 2013

Index

		Page

Consolidated Financial Statements		112 - 116

	Consolidated Statements of Financial Position	112
	Consolidated Statements of Operations and Net Loss	113
	Consolidated Statements of Comprehensive Loss	114
	Consolidated Statements of Changes in Shareholders’ Equity	115
	Consolidated Statements of Cash Flows	116

Notes to the Consolidated Financial Statements		117 - 138

1	General information	117
2	Basis of preparation	117
3	Summary of significant accounting policies	117
4	Critical accounting estimates and judgments	124
5	Cash and cash equivalents	125
6	Short-term investments	125
7	Mineral interests	125
8	Property, plant and equipment	127
9	Share capital	128
10	Income taxes	130
11	Related party transactions	132
12	Settlement of Sterling loan receivable and break fee	133
13	Geographical information	134
14	Commitments	135
15	Financial instruments and fair value	135
16	Capital management	137
17	Subsequent events	138

Minco Silver Corporation

(A development stage enterprise)

Consolidated Statements of Financial Position

(Expressed in Canadian dollars, unless otherwise stated)

December 31,		December 31,
2012		2011
Assets	$	$

Current assets
Cash and cash equivalents (note 5)	22,586,298	27,574,152
Short-term investments (note 6)	42,550,265	40,058,042
Receivables	148,244	674,973
Due from related parties (note 11)	1,250,129	-
Prepaid expenses and deposits (note 11(a))	388,880	2,705,760
	66,923,816	71,012,927

Mineral interests (note 7)	21,012,566	17,811,322
Property, plant and equipment (note 8)	572,583	751,463
	88,508,965	89,575,712
Liabilities

Current liabilities
Accounts payable and accrued liabilities	512,604	539,576
Due to related parties (note 11)	-	429,114
	512,604	968,690
Shareholders’ equity

Share capital (note 9(a))	105,669,226	104,804,411
Contributed surplus	18,555,614	15,026,739
Accumulated other comprehensive income	414,201	742,002
Deficit	(36,642,680)	(31,966,130)
	87,996,361	88,607,022
Total liabilities and equity	88,508,965	89,575,712

Commitments (note 14)

Subsequent events (note 17)

Approved by the Board of Directors:

(signed) Chan-Seng Lee Director                                                                         (signed) George Lian Director

The accompanying notes are an integral part of these consolidated financial statements.

Minco Silver Corporation

(A development stage enterprise)

Consolidated Statements of Operations and Net Loss

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

	2012	2011	2010
	$	$	$
Administrative expenses
Audit, legal and regulatory	444,825	531,181	302,662
Amortization	175,377	167,381	57,473
Consulting	236,355	350,155	512,300
Directors' fees	74,250	59,250	71,000
Field office expenses	467,366	395,957	359,826
Foreign exchange (gain) loss	166,997	(918,736)	771,644
Investor relations	292,544	557,014	699,209
Office administration expenses	152,924	104,194	103,272
Property investigation	-	41,781	40,682
Rent	310,538	253,142	136,281
Salaries and benefits	452,574	314,114	272,513
Share-based compensation (note 9(b))	2,792,280	4,757,454	2,190,892
Travel and transportation	30,641	61,179	87,131

Operating loss	(5,596,671)	(6,674,066)	(5,604,885)

Finance and other income (expenses)
Gain on loan settlement and break fee (note 12)	424,238	-	1,198,417
Interest income	865,478	703,224	125,569
Other expenses (note 11(a))	(369,595)	-	-
	920,121	703,224	1,323,986
Net loss for the year	(4,676,550)	(5,970,842)	(4,280,899)
Loss per share – basic and diluted	(0.08)	(0.11)	(0.10)

Weighted average number of common shares outstanding – basic and diluted	58,927,483	56,985,762	43,790,214

The accompanying notes are an integral part of these consolidated financial statements.

Minco Silver Corporation

(A development stage enterprise)

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

	2012	2011	2010
	$	$	$
Net loss for the year	(4,676,550)	(5,970,842)	(4,280,899)

Other comprehensive income (loss)
Exchange differences on translation from functional to presentation currency	(327,801)	931,652	(189,650)

Comprehensive loss for the year	(5,004,351)	(5,039,190)	(4,470,549)

The accompanying notes are an integral part of these consolidated financial statements.

Minco Silver Corporation

(A development stage enterprise)

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

		Changes in Shareholders’ Equity
	Number of Shares	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2010	40,613,669	37,046,993	11,005,725	-	(21,714,389)	26,338,329
Net loss for the year	-	-	-	-	(4,280,899)	(4,280,899)
Exchange differences from translation from functional to presentation currency	-	-	-	(189,650)	-	(189,650)
Share-based compensation	-	(27,222)	3,077,596	-	-	3,050,374
Proceeds from private placement	2,300,000	3,345,412	539,223	-	-	3,884,635
Proceeds on issuance of shares from exercise of options	2,408,861	5,865,267	(2,412,134)	-	-	3,453,133
Proceeds on issuance of shares from exercise of warrants	4,296,089	12,261,010	(3,024,419)	-	-	9,236,591
Balance - December 31, 2010	49,618,619	58,491,460	9,185,991	(189,650)	(25,995,288)	41,492,513

Balance - January 1, 2011	49,618,619	58,491,460	9,185,991	(189,650)	(25,995,288)	41,492,513

Net loss for the year	-	-	-	-	(5,970,842)	(5,970,842)
Exchange differences on translation from functional to presentation currency	-	-	-	931,652	-	931,652
Share-based compensation	-	-	6,745,591	-	-	6,745,591
Proceeds on issuance of common shares in bought deal	7,600,000	41,393,649	775,103	-	-	42,168,752
Proceeds on issuance of shares from exercise of options	535,965	2,448,151	(1,233,020)	-	-	1,215,131
Proceeds on issuance of shares from exercise of warrants	941,500	2,471,151	(446,926)	-	-	2,024,225
Balance – December 31, 2011	58,696,084	104,804,411	15,026,739	742,002	(31,966,130)	88,607,022

Balance - January 1, 2012	58,696,084	104,804,411	15,026,739	742,002	(31,966,130)	88,607,022

Net loss for the year	-	-	-	-	(4,676,550)	(4,676,550)
Exchange differences on translation from functional to presentation currency	-	-	-	(327,801)	-	(327,801)
Share-based compensation	-	-	3,988,089	-	-	3,988,089
Proceeds on issuance of shares from exercise of options	345,334	864,815	(459,214)	-	-	405,601
Balance – December 31, 2012	59,041,418	105,669,226	18,555,614	414,201	(36,642,680)	87,996,361

The accompanying notes are an integral part of these consolidated financial statements.

Minco Silver Corporation

(A development stage enterprise)

Consolidated Statements of Cash Flows

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

	2012	2011	2010
	$	$	$
Cash flows from operating activities
Net loss for the year	(4,676,550)	(5,970,842)	(4,280,899)
Adjustments for:
Amortization	175,377	167,381	57,473
Foreign exchange (gain) loss	170,857	(751,496)	-
Gain on loan settlement and break fee (note 12)	(424,238)	-	(1,198,417)
Share-based compensation (note 9(b))	2,792,280	4,757,454	2,190,892

Changes in items of working capital:
Receivables	250,387	(342,083)	(223,308)
Prepaid expenses and deposits	2,306,939	(2,163,244)	(223,786)
Accounts payable and accrued liabilities	(19,497)	9,875	228,158
Due to related parties (note 11)	(1,660,816)	(485,019)	(1,269,982)
Net cash used in operating activities	(1,085,261)	(4,777,974)	(4,719,869)

Cash flows from financing activities
Proceeds from stock option and warrant exercises	405,601	3,239,356	12,689,724
Net proceeds from the issuance of common shares	-	42,168,752	3,884,636
Net cash generated from financing activities	405,601	45,408,108	16,574,360

Cash flows from investing activities
Development costs	(2,285,604)	(2,701,146)	(2,738,282)
Loan receivable	-	-	(2,632,482)
Proceeds on settlement of break fee (note 12)	693,968	-	-
Proceeds from loan settlement	-	-	12,121,340
Property, plant and equipment	(7,325)	(205,561)	(504,128)
Short-term investments	(2,478,966)	(16,110,515)	(13,849,801)
Net cash used in investing activities	(4,077,927)	(19,017,222)	(7,603,353)

Effect of exchange rates on cash	(230,267)	850,686	11,977

Increase (decrease) in cash and cash equivalents	(4,987,854)	22,463,598	4,263,115
Cash and cash equivalents - Beginning of year	27,574,152	5,110,554	847,439
Cash and cash equivalents - End of year	22,586,298	27,574,152	5,110,554
The accompanying notes are an integral part of these consolidated financial statements.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

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

As at December 31, 2012, Minco Gold Corporation (“Minco Gold”) owned a 22.02% (December 31, 2011 – 22.15%) equity interest in Minco Silver.

2. Basis of preparation

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved by the board of directors for issue on March 28, 2013.

3. Summary of significant accounting policies

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

Consolidation

These consolidated financial statements include the accounts of Minco Silver Corporation and its wholly owned subsidiaries, Minco Silver Ltd., Minco Yinyuan Co. and Minco Investment Holdings HK Limited. In addition, these consolidated financial statements include the accounts of Foshan Minco Fuwan Mining Co. Ltd. (“Foshan Minco”). Foshan Minco is legally owned by Minco Mining (China) Corporation (“Minco China”), a subsidiary of Minco Gold, in trust for Minco Silver. As a result of this structure Minco Silver must advance funds through Minco Gold and Minco China in order to fund the activities of Foshan Minco. Foshan Minco is subject to a 10% net profit interest held by Guangdong Geological Bureau (“GGB”).

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

For the years ended December 31, 2012, 2011 and 2010

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

The financial statements of the Company’s Chinese subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position
•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates)

All resulting changes are recognized in other comprehensive income (loss) as translation adjustments.

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

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency of an entity using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of operations and net loss.

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

MiMInco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

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

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statement of operations. Gains and losses arising from changes in fair value are presented in the consolidated statement of operations within other gains and losses in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as non-current.

(ii) Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash and cash equivalents, short-term investments, receivables, and deposits and due from related parties.

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

For equity securities, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired.

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

For the years ended December 31, 2012, 2011 and 2010

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

The carrying amount of a replaced asset is derecognized when replaced.

The major categories of property, plant and equipment are depreciated on a straight-line basis as follows:

Computer, Office Equipment and Furniture	5 years

Mining Equipment	5 years

Site Motor Vehicles	10 years

Leasehold Improvements	remaining lease term

Impairment losses are included in as part of other gains and losses on the consolidated statements of operations and net loss.

Exploration and evaluation costs

Exploration and evaluation costs include costs to acquire exploration rights, geological studies, exploratory drilling and sampling and directly attributable administrative costs.

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

For the years ended December 31, 2012, 2011 and 2010

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

Costs relating to any producing mineral interests would be amortized on a unit-of-production basis over the estimated ore reserves. Costs incurred after the property is placed into production that increase production volume or extend the life of a mine are capitalized.

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

The Company performs impairment tests on property, plant and equipment and mineral interests when events or circumstances occur which indicate the assets may not be recoverable. Impairment assessments are carried out on a project by project basis with each project representing a single cash generating unit.

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

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

3. Summary of significant accounting policies (continued)

Share-based payments

The Company grants stock options to directors, officers, employees and service providers. Each tranche in an award is considered a separate award with its own vesting period. The Company applies the fair value method of accounting for share-based payments and the fair value is calculated using the Black-Scholes option pricing model.

Share-based payments for employees and others providing similar services is determined based on the grant date fair value. Share-based payments for non-employees are determined based on the fair value of the goods/services received or options granted measured at the date on which the Company obtains such goods/services.

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

As at December 31, 2012 and 2011, the Company did not have any provision for restoration and rehabilitation.

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

For the years ended December 31, 2012, 2011 and 2010

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

Accounting standards and amendments issued but not yet adopted

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of these standards and amendments.

i. IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments: Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This new standard is effective for annual periods beginning on or after January 1, 2015 with earlier application permitted.
ii. IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity to present consolidated financial statements; (ii) defines the principle of control and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore has to consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27, Consolidated Financial Statements and SIC-12, Consolidation – Special Purpose Entities.
iii. IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities — Non-monetary Contributions by Venturers.
125

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

3. Summary of significant accounting policies (continued)

iv. IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.
v. IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

There have been amendments to existing standards, including IAS 27 and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

vi. IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in other comprehensive income into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

4. Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgment that the company has made in the preparation of the financial statements:

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

Management has assessed for impairment indicators on the Company’s mineral interest and has concluded that no impairment indicators existed as at December 31, 2012.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

5. Cash and cash equivalents

	December 31, 2012
	Amount in original currency	Canadian dollar equivalent
		$
Cash and cash equivalents denominated in Canadian dollars	116,871	116,871
Cash and cash equivalents denominated in US dollars	13,101,378	13,060,764
Cash and cash equivalents denominated in Chinese RMB	59,630,026	9,408,663
		22,586,298

		December 31, 2011
		$
Cash and cash equivalents denominated in Canadian dollars	9,665,106	9,665,106
Cash and cash equivalents denominated in US dollars	15,851,316	16,166,757
Cash and cash equivalents denominated in Chinese RMB	10,875,368	1,742,289
		27,574,152

Under Chinese law, cash advanced to the Company’s Chinese subsidiaries as registered share capital is maintained in the subsidiaries’ registered capital bank account. Remittance of these funds back to Canada may require approvals by the relevant government authorities or designated banks in China or both.

6. Short-term investments

As at December 31, 2012, short-term investments consist of cashable guaranteed investment certificates with one year to maturity. The yields on these investments were between 0.95% to 1.75%.

As at December 31, 2011, short-term investments consisted of cashable guaranteed investment certificates. The yields on these investments were between 0.95% to 1.65%.

7.	Mineral interests
(a)	Fuwan Silver Deposit

Minco Silver has a 100% beneficial interest in Foshan Minco, the operating company and permit holder for the Fuwan project, subject to a 10% net profit interest held by GGB. There will be no distributions to or participation by GGB, until such time as Minco Silver’s investment in the project is recovered. GGB is not required to fund any expenditures related to the Fuwan project. The permit for the Fuwan project is the Luoke-Jilinggang exploration permit, which was renewed on August 11, 2011. The current exploration permit granted by the Ministry of Land and Resources of China is for a two-year period ending on July 20, 2013.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers.

.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

7.	Mineral interests (continued)

The following is a summary of project development costs capitalized to mineral interests from January 1, 2011 to December 31, 2012.

	2012	2011
	$	$

Opening Balance – January 1	17,811,322	12,141,851
Consulting fees	519,804	908,480
Drilling	462	965
Salaries and benefits	279,949	358,818
Share-based compensation	1,195,809	1,988,135
Mining design costs	212,466	130,783
Mining license application	682,088	874,801
Environment impact assessment	257,269	20,545
Travel	88,082	73,124
Other development costs	243,531	194,870
Foreign exchange	(278,216)	1,118,950
Ending Balance – December 31	21,012,566	17,811,322

(b)	Fuwan Silver Belt

In 2005, the Company acquired three additional silver exploration permits on the Fuwan belt, referred to as the Guanhuatang Property, the Hecun Property and the Guyegang-Sanyatang Property at a cost of $267,427 (RMB 1,500,000). These three permits were renewed for a two-year period ending on April 7, 2014 and are currently held by Minco China in trust for the Company.

During the year ended December 31, 2012, the Company did not conduct any regional exploration activities on the Fuwan Silver Belt, except for maintaining the exploration permits.

(c)	Changkeng Silver Mineralization

Minco Gold has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to the Company. Minco Gold is responsible for all the costs related to the gold mineralization on the Changkeng Property; Minco Silver is responsible for the costs related to the silver mineralization. The Changkeng exploration permit expires on September 10, 2013.

During the year ended December 31, 2012, the Company did not conduct any exploration activities at the Changkeng project, except for maintaining the exploration permit.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

8. Property, plant and equipment

	Leasehold improvements	Motor vehicles	Office equipment and furniture	Total
	$	$	$	$
Year ended December 31, 2011
At January 1, 2011	163,384	376,956	141,584	681,924
Additions	161,965	-	41,748	203,713
Disposals	-	-	(3,685)	(3,685)
Depreciation	(77,989)	(41,729)	(47,455)	(167,173)
Exchange differences	12,695	17,205	6,784	36,684
At December 31, 2011	260,055	352,432	138,976	751,463

At December 31, 2011
Cost	367,182	450,415	303,834	1,121,431
Accumulated depreciation	(107,127)	(97,983)	(164,858)	(369,968)
Net book value	260,055	352,432	138,976	751,463

Year ended December 31, 2012
At January 1, 2012	260,055	352,432	138,976	751,463
Additions	-	-	7,324	7,324
Depreciation	(91,199)	(41,394)	(42,784)	(175,377)
Exchange differences	(3,134)	(5,773)	(1,920)	(10,827)
At December 31, 2012	165,722	305,265	101,596	572,583

At December 31, 2012
Cost	364,048	444,642	309,238	1,117,928
Accumulated depreciation	(198,326)	(139,377)	(207,642)	(545,345)
Net book value	165,722	305,265	101,596	572,583

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

9. Share capital

(a)	Common Shares

Authorized: Unlimited number of common shares without par value.

(b)	Long-term Incentive Plan

The Company may grant up to 15% of its issued and outstanding shares as options, restricted share units, performance share units and deferred share units, to its directors, officers, employees and consultants under its long-term incentive plan.

Stock Options

The Company’s board of directors grants such options for periods of up to ten years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on a date preceding the date the options are granted. These options are equity settled.

During the year ended December 31, 2012, the Company granted stock options for 2,455,000 common shares at exercise prices between $1.50 and $2.35. The stock options vest over an 18‑month period from the issuance date to employees, consultants and directors.

The Company recorded $3,988,089 of share-based compensation for the year ended December 31, 2012. Share-based compensation expense of $2,792,280 (2011 - $4,757,454, 2010 - $2,190,892) was recorded in the statement of operations and net loss and share-based compensation expense of $1,195,809 (2011 - $1,988,137) was capitalized to mineral interests.

A summary of the options outstanding is as follows:

	Number outstanding	Weighted average exercise price
		$

Balance, January 1, 2011	2,940,836	2.33

Granted	2,803,000	5.25
Exercised	(535,965)	2.27
Forfeited	(854,667)	4.17

Balance, December 31, 2011	4,353,204	3.85

Granted	2,455,000	2.33
Exercised	(345,334)	1.17
Expired	(305,000)	2.61
Forfeited	(908,701)	4.16

Balance, December 31, 2012	5,249,169	3.34
130

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

9.	Share capital (continued)

The weighted average share price on the day options were exercised was $2.04 (2011 - $4.36, 2010 - $4.95).

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
1.05-1.50	456,667	1.03	1.07	440,001	1.06
1.51-2.25	220,836	2.44	2.00	180,836	2.00
2.26-3.00	2,255,000	4.20	2.35	758,339	2.35
3.01-3.65	496,666	1.46	3.31	496,666	3.31
3.66-5.35	325,000	3.51	4.97	141,665	4.93
5.36-6.45	1,495,000	3.04	5.38	1,488,333	5.37
	5,249,169	3.22	3.34	3,505,840	3.69

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2012	2011	2010
Risk-free interest rate	1.04% - 1.58%	0.78% - 2.56%	1.31% - 2.68%
Dividend yield	0%	0%	0%
Volatility	72% - 106%	68% - 110%	87% - 127%
Forfeiture rate	27%	25%	25%
Estimated expected lives	5 years	5 years	5 years

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

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

9.	Share capital (continued)

Restricted Share Units, Performance Share Units, and Deferred Share Units

As at December 31, 2012, the Company has not granted any restricted share units, performance units or deferred share units.

(c) Warrants

A summary of warrants outstanding is as follows:

	Number outstanding	Weighted average exercise price
		$
Balance, January 1, 2011	941,500	2.15
Warrants issued	418,000	5.95
Warrants exercised	(941,500)	2.15
Balance, December 31, 2011	418,000	5.95
Warrants expired	(418,000)	5.95
Balance, December 31, 2012	-	-

The Company uses the Black-Scholes option pricing model to determine the fair value of the warrants with the following assumptions:

	2012	2011
Risk-free interest rate	-	1.87%
Dividend yield	-	0%
Volatility	-	66%
Estimated expected lives	-	1.5 years

10. Income taxes

The Company has two subsidiaries and one branch in China which are Minco Yinyuan, Foshan Minco and Foshan Minco Beijing Branch. Foshan Minco is legally owned by Minco China, a subsidiary of Minco Gold, in trust for Minco Silver.

The operating results of Foshan Minco and Foshan Minco Beijing Branch are included in the Company’s tax reporting for Canadian tax purposes.

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

10. Income taxes (continued)

	2012 $	2011 $	2010 $

Loss before income taxes	(4,676,550)	(5,970,842)	(4,280,899)

Statutory income tax rate	25%	26.5%	28.5%

Expected tax recovery at statutory income tax rate	(1,169,138)	(1,582,273)	(1,220,056)
Non-deductible expenses and other items	(773,149)	1,366,125	611,151
Impact of change in tax rate	-	51,534	71,464
Change in deferred income tax asset not recognized	1,922,436	257,226	465,227
Foreign exchange	19,851	(92,612)	72,214

Income tax expense	-	-	-

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of unrecognized deferred income tax assets and liabilities at December 31, 2012 and 2011 are as follows:

	2012	2011
	$	$
Deferred income tax assets not recognized
Non-capital losses	3,286,831	2,585,605
Mineral interests	3,452,349	2,294,477
Other	576,035	512,698

	7,315,215	5,392,780

The Company has non-capital losses carried forward for Canadian income tax purposes which expire as follows:

$
2014	52,800
2015	746,632
2026	1,449,119
2027	998,751
2028	1,003,546
2029	1,940,808
2030	1,990,239
2031	1,251,740
2032	3,713,690
13,147,325

Included in deferred income tax assets is $27,060,907 of cumulative foreign resource expenses for Canadian income tax purposes which can be carried forward indefinitely and used to reduce future taxable income in Canada. Certain of these non-capital losses and the cumulative foreign resource expenses are related to the Company’s exploration activities in China.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

11. Related party transactions

(a)	Funding of Foshan Minco

The Company cannot invest directly in Foshan Minco as Foshan Minco is legally owned by Minco China. All funding supplied by the Company for exploration of the Fuwan Project must first go through Minco China via Minco Gold to comply with Chinese law. In the normal course of business the Company uses trust agreements when providing cash, denominated in US dollars, to Minco China via Minco Gold for the purpose of increasing the registered capital of Foshan Minco. Minco China is a registered entity in China and is classified as being a wholly foreign-owned entity and therefore can receive foreign investment. Foshan Minco is a Chinese company with registered capital denominated in RMB and therefore can only receive domestic investment from Minco China. Increases to the registered capital of Foshan Minco must be denominated in RMB.

Minco China received government approvals to increase its registered capital during 2011. On June 9, 2011, the Company advanced US$10 million to Minco China via Minco Gold for the purpose of increasing the registered capital of Foshan Minco.

In August 12, 2011, the Company, Minco Gold and Minco China entered into a trust agreement in which Minco Gold and Minco China confirmed that they received the US$10 million and Minco China was required to exchange these US fund into RMB in order to increase Foshan Minco’s registered share capital. Once all the funds are transferred from Minco China to Foshan Minco, the trust agreement is effectively settled and no repayment is expected by Minco Silver from Minco China.

As at December 31, 2011, Minco China had paid RMB 12 million ($1,922,400) as a prepayment to effect the foreign currency exchange from US funds to RMB and the amount was recorded as a prepaid expense. During the year ended December 31, 2012, Minco China also paid or accrued consultancy fees of 3.5% of the equivalent RMB exchange which was a total of RMB 2,274,906 ($359,757) (December 31, 2011 - $nil, December 31 2010 - $nil) to Beijing Guofufengtian Investment Advisory Company Limited (“BGI”), a third party. BGI assisted in the completion of the currency exchange of the US$10 million into RMB. The fee was recorded as other expenses together with relevant sales taxes of RMB 62,211 ($9,838) (December 31, 2011 - $nil, December 31 2010 - $nil).

During the year ended December 31, 2012, Minco China invested RMB 50 million ($7,969,143), on behalf of the Company, to increase the registered capital of Foshan Minco, repaid RMB 5,524,643 ($871,715) to Foshan Minco and held the remaining balance of RMB 6,278,874 ($990,468) in trust.

(b) Shared expenses

Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing and Vancouver.

Amounts due from related parties as at December 31, 2012 were $1,250,129 (December 31, 2011 – due to related parties of $429,114) and consisted of the following:

Amount due to Minco China as at December 31, 2012 of $1,075,820 (December 31, 2011 – $1,167,282) representing expenditures incurred by Minco China on behalf of Foshan Minco.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

11. Related party transactions (continued)

(b) Shared expenses (continued)

Amount due from Minco Gold as at December 31, 2012 of $2,325,949 (December 31, 2011 – $738,168) representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada, net of shared head office expenses.

The amounts due are unsecured, non-interest bearing and payable on demand.

The above two amounts will be net settled and accordingly have been presented as a net balance on the consolidated statements of financial position.

In the year ended December 31, 2012, the Company paid or accrued $133,153 (December 31, 2011 – $91,210, December 31, 2010 - $87,309) in respect of rent and $563,879 (December 31, 2011 – $488,229, December 31, 2010 - $372,692) in respect of shared head office expenses and administration costs to Minco Gold.

The above transactions are conducted in the normal course of business.

(c) Key management compensation

In the years ended December 31, 2012, 2011 and 2010, the following compensation was paid to key management. Key management includes the Company’s directors and senior management. This compensation is included in development costs and administrative expenses.

	Years ended December 31,
	2012	2011	2010
	$	$	$
Cash remuneration	909,302	1,076,231	1,240,454
Share-based compensation	2,493,631	4,649,089	1,060,964
	3,402,933	5,725,320	2,301,418

12. Settlement of Sterling loan receivable and break fee

As of December 31, 2009, the Company had a loan receivable from Sterling Mining Company (“Sterling”), in the amount of $8,290,441. On June 4, 2010 the Company received US$11.7 million ($12.1 million) from Sterling for the repayment of all amounts advanced and incurred, including the interest. The Company recognized a gain in the amount of $1.2 million which represents the difference between the funds received and the amount recorded as loan receivable immediately prior to the receipt of the repayment.

On June 30, 2009, the Company filed a proof of claim with the U.S. Bankruptcy Court in Idaho to collect a break fee, in the amount of US$2,750,000 from Sterling. The break fee was included in the Company’s June 23, 2008 agreement with Sterling. The Company reached a Settlement and Release Agreement pertaining to the break fee on May 29, 2012. The settlement amount of US$675,000 ($693,968) was approved by the US Bankruptcy Court in Idaho and received by the Company on June 26, 2012. The Company incurred legal fees and other costs of US$262,357 ($269,729) in its effort to collect the break fee. In 2012, the Company has recorded such amounts on a net basis within finance and other income.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

13. Geographical information

The Company’s business of exploration and development of mineral interest is considered as operating in one segment. The geographical division of the Company’s assets and net loss is as follows:

Segment income (loss)
		Year ended December 31, 2012
	Canada	China	Total
	$	$	$
General and administration	(4,556,646)	(1,040,025)	(5,596,671)
Finance and other income (loss)	1,194,817	(274,696)	920,121
	(3,361,829)	(1,314,721)	(4,676,550)

		Year ended December 31, 2011
	Canada	China	Total
	$	$	$
General and administration	(6,077,515)	(596,551)	(6,674,066)
Finance and other income	703,224	-	703,224
	(5,374,291)	(596,551)	(5,970,842)

		Year ended December 31, 2010
	Canada	China	Total
	$	$	$
General and administration	(5,139,681)	(465,204)	(5,604,885)
Finance and other income	1,323,986	-	1,323,986
	(3,815,695)	(465,204)	(4,280,899)
Assets by geography
		December 31, 2012
	Canada	China	Total
	$	$	$
Current assets	57,113,081	9,810,735	66,923,816
Non-current assets	1,873	21,583,276	21,585,149
Total assets	57,114,954	31,394,011	88,508,965

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

13. Geographical information (continued)

		December 31, 2011
	Canada	China	Total
	$	$	$
Current assets	58,191,756	12,821,171	71,012,927
Non-current assets	10,099	18,552,686	18,562,785
Total assets	58,201,855	31,373,857	89,575,712

14. Commitments

(a)	The Company has commitments in respect of its portion of office leases in China and Canada, requiring minimum payments of $761,404, as follows:
$

2013	468,456
2014	187,800
2015	75,168
2016	4,734
2017	4,734
2018 – 2022	20,512
761,404
(b)	The Company has commitments in respect of the Fuwan mine design contract requiring payments of RMB 7.21 million (approximately $1.14 million). The payments are anticipated to continue through to 2013.
(c)	The Company has commitments in respect of the Environmental Impact Assessment for the Fuwan Project and other various reports requiring payments of RMB 1.22 million (approximately $192,000). The payments are anticipated to continue through to 2013.

15. Financial instruments and fair values

As explained in Note 3, financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of operations or comprehensive loss. Those categories are: fair value through profit or loss, loans and receivables, and, for liabilities, amortized cost. The following table shows the carrying values of assets and liabilities for each of these categories at December 31, 2012 and 2011:

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

15. Financial instruments and fair values (continued)

	December 31, 2012	December 31, 2011
Loans and receivables	$	$
Cash and cash equivalents	22,586,298	27,574,152
Short-term investments	42,550,265	40,058,042
Receivables	148,244	674,973
Due from related parties	1,250,129	-
	66,534,936	68,307,167

	December 31, 2012	December 31, 2011
Other Financial Liabilities	$	$
Accounts payable and accrued liabilities	512,604	539,576
Due to related parties	-	429,114
	512,604	968,690

The carrying value of the Company’s financial assets and liabilities approximate their fair value due to their short terms to maturity.

Fair value measurement

Financial assets and liabilities that are recognized on the balance sheet at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Company has no financial assets or liabilities measured at fair value.

Financial risk factors

The company’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk management activities are carried out by management under policies approved by the board of directors. Management identifies and evaluates the financial risks. The board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, and credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

15. Financial instruments and fair values (continued)

Foreign exchange risk

The functional currency of Minco Silver is the Canadian dollar and the functional currency of its Chinese subsidiaries is RMB. Most of the foreign currency risk is related to US dollar funds held by Minco Silver and its Chinese subsidiaries. Therefore, the Company’s net earnings are impacted by fluctuations in the valuation of the US dollar in relation to the Canadian dollar and RMB.

The Company does not hedge its exposure to currency fluctuations. The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$15.1 million monetary assets at year-end.  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- US$1.5 million impact on net loss.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are cash and cash equivalents and short-term investments.

The Company has completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a -/+ $0.6 million impact on net loss.  This impact is primarily as a result of the Company holding short-term investments such as guaranteed investment certificates and as a result of the Company having cash invested in interest bearing accounts.

Liquidity risk

Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Company’s board of directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements. At December 31, 2012, the Company has a positive working capital of approximately $66.4 million and therefore has sufficient funds to meet its current operating and exploration and development obligations. However, the Company will require significant additional funds to complete its plans for the construction of the Fuwan project.

16. Capital management

The Company’s objectives in the managing of the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide the financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, common share purchase warrants, contributed surplus, accumulated other comprehensive income and accumulated deficit.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars, unless otherwise stated)

16. Capital management (continued)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt and/ or acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s board of directors. As at December 31, 2012, the Company does not have any long-term debt and has sufficient funds to meet its current operating and exploration and development obligations. The Company has been offered, through Foshan Minco, conditional approval for a debt facility agreement in the amount of RMB 300 million (approximately $47.3 million) from the Guangdong Branch of the Industrial and Commercial Bank of China. The main condition precedent is the receipt of the Fuwan Silver mining permit. This facility is available to be used for the construction of the Fuwan Silver Project mine.

17. Subsequent events

a) On January 28, 2013, the Company granted stock options for 1,700,000 common shares to various directors, officers and employees at an exercise price of $1.70 per share that vest over an 18-month period from the issue date.

b) On February 1, 2013, the Company granted 560,000 restricted share units to the CEO of the Company that vest over a 12-month period from the issue date.

c) On February 18, 2013, the Company granted stock options for 200,000 common shares to an employee at an exercise price of $1.42 per common share that vests over an 18-month period from the issue date.