Form 20-F
period 2013-12-31
MINCO GOLD CORP
filed 2014-03-31
CIK 1020825

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 20F

☐	REGISTRATION STATEMENT Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

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

(Name, Telephone, Facsimile number and/or E-mail, and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares	NYSE MKT Equities, Toronto Stock Exchange
Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013: 50,348,215 common shares.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐ N/A

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

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that statements containing forward looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on statements containing forward looking information. All of the forward-looking information and statements contained in this document are expressly qualified, in their entirety, by this cautionary statement. The various risks to which we are exposed are described in additional detail in this document under the section entitled "Item 3: Key Information – D. Risk Factors". The forward-looking information and statements are made as of the date of this document, and we assume no obligation to update or revise them except as required pursuant to applicable securities laws.

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

TECHNICAL INFORMATION

This Annual Report contains information of a technical or scientific nature respecting the Company's mineral property ("Technical Information"). Technical Information respecting the Company's properties is primarily derived from the documents referenced herein. All other Technical Information which appears in this Annual Report has been reviewed and approved by Thomas Wayne Spilsbury, an independent director of Minco Silver Corporation (“Minco Silver”) in which the Company owned a 21.91% equity interest as at December 31, 2013. Mr. Spilsbury is a Member of the Australian Institute of Geoscientists and a Fellow of the Australasian Institute of Mining and Metallurgy CP (Geo) and is a "qualified person", as defined in NI 43-101. The Company operates quality assurance and quality control of sampling and analytical procedures.

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

The following selected financial information for the fiscal years ended December 31, 2013, 2012, 2011 and 2010 are derived from the audited financial statements of the Company and the notes thereto, which are prepared in accordance with IFRS as issued by the IASB, and are included elsewhere in this Annual Report and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5: Operating and Financial Review and Prospects".

	Fiscal Year ended December 31,
	2013	2012	2011	2010
	$	$	$	$
Operations
Exploration expense	1,550,251	1,617,289	1,963,874	1,467,641
Exploration recovery	(622,293)	-	-	-
Operating loss	3,662,049	4,444,854	6,275,689	3,691,505
Finance and other income (expense)	1,452,290	614,636	(128,474)	34,006
Income (Loss) from continuing operations	(2,943,305)	(4,871,432)	862,446	(2,058,649)
Income from discontinued operations	-	-	-	1,607,301
Net Income (loss)	(2,943,305)	(4,871,432)	862,446	(451,348)
Income (Loss) per Common share from continuing operations
-basic and diluted	(0.06)	(0.10)	0.02	(0.04)
Net Income (Loss) per Common share	(0.06)	(0.10)	0.02	(0.01)
Common shares used in calculations
Basic	50,348,215	50,348,215	50,228,592	48,582,347
Diluted	50,348,215	50,348,215	51,580,329	48,582,347

Consolidated Balance Sheet Data
Total assets	16,246,355	19,171,997	22,176,773	23,700,260
Total liabilities	4,304,484	8,707,332	7,715,102	13,469,839
Non-controlling interest	5,124,196	2,425,368	2,415,029	2,444,005
Net assets	11,941,871	10,464,665	14,461,671	10,230421
Share capital	41,758,037	41,758,037	41,758,037	40,335,033
Dividends	0	0	0	0

Exchange Rates

The following table sets forth information as to the average period end, high and low exchange rate for Canadian dollars and US dollars for the periods indicated based on the Bank of Canada nominal noon exchange rates (USD to CAD) in Canadian dollars (US$1.00 = $1.1057 as at March 28, 2014 ).

Year Ended December 31	Average	Period End	High	Low
2013	1.0299	1.0636	1.0697	0.9839
2012	0.9996	0.9949	1.0418	0.9710
2011	0.9891	1.0162	1.0604	0.9449
2010	1.0299	0.9931	1.0778	0.9946
2009	1.1420	1.0456	1.3000	1.0292

Month	Average	Period End	High	Low
February 2014	1.1057	1.1140	1.1140	1.0953
January 2014	1.0942	1.1119	1.1171	1.0614
December 2013	1.0637	1.0636	1.0697	1.0577
November 2013	1.0499	1.0594	1.0415	1.0334
October 2013	1.0364	1.0429	1.0456	1.0284
September 2013	1.0352	1.0285	1.0593	1.0237

B.	Capitalization and indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

An investment in our securities should be considered highly speculative and involves a high degree of financial risk due to the nature of our activities and the current status of our operations. Readers and prospective investors should carefully consider the risks summarized below and all other information contained in this Annual Report before making an investment decision relating to our shares. Some statements in this Annual Report (including some of the following risk factors) are forward-looking statements. Please refer to the discussion of forward-looking statements in the introduction to this Annual Report. Any one or more of these risks could have a material adverse effect on the value of any investment in our Company and the business, financial position or operating results of our Company and should be taken into account in assessing our activities. The risks noted below do not necessarily comprise all those faced by us.

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

Exploration and Development is a Speculative Business

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, the availability of mining equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital. The long-term profitability of the Company's operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. If our exploration costs are greater than anticipated, we will have fewer funds for our exploration activities and for our general and administrative expenses, which in turn will adversely affect our financial condition and ability to pursue our exploration programs. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations, that commercially viable mineral deposits exist on our properties or that funds required for development can be obtained on a timely basis.

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

Joint Venture Agreement

There is no guarantee that Minco Gold and its other partners will be able to fund the Changkeng project owned by Guangzhou Mingzhong Mining Co. Ltd (“Mingzhong”). Mingzhong, the entity that holds the Changkeng Permit, is owned in part by certain state-owned entities which require government approvals before they are able to increase their investment in Mingzhong. It is unclear when these approvals will be granted if at all.

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

In addition, Ellen Wei serves as Chief Financial Officer, Jennifer Trevitt serves as Corporate Secretary, Samson Siu serves as Controller, and Peter Voulgaris serves as Vice President, Corporate Development for each of the Company, Minco Silver and Minco Base Metals. Any decision made by such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on any matter in which such directors or officers may have a conflict of interest. Nevertheless, there remains the possibility that the best interests of the Company will not be served because its directors and officers have other commitments. Matters between the Company and Minco Silver which put any of the directors or officers of the Company in a position of conflict are approved by the audit committee of the board of directors which is comprised of solely independent directors.

In addition to the potential conflicts described above, some of the directors of the Company are also directors or officers of other reporting and non-reporting issuers who are engaged in other industry sectors. Accordingly, conflicts of interest may arise which could influence the decisions or actions of directors or officers acting on behalf of the Company.

Scope of Business

In China, companies are granted a business license which specifies the scope of activities that they are permitted to undertake.  Although Minco China has taken steps to ensure that all of its business activities are within the scope of its business license, there is no assurance that the relevant Chinese authorities will agree with such assessment.  If Minco China is determined to have exceeded the scope of its business license it could be subject to penalties or other sanctions.

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
(f)	The deregistration of the WFOE must be conducted with the local AIC and local tax, customs, foreign exchange and other authorities; and
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
10

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

Reliance on Management and Directors

The success of the Company is currently largely dependent on the performance of its officers. The loss of the services of these persons could have a materially adverse effect on the Company's business, prospects, and financial position. There is no assurance that the Company can maintain the services of its officers or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on the Company and its prospects. The Company has not purchased any "key-man" insurance with respect to any of its directors or officers as of the date hereof.

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

The Mining Industry Is Highly Speculative

The Company is engaged in the exploration for minerals which involves a high degree of geological, technical and economic uncertainty because of the inability to predict future mineral prices, as well as the difficulty of determining the extent of a mineral deposit and the feasibility of its extraction without incurring considerable expenditures.

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

The operation of the Fuwan Project and the underlying property is generally determined by Minco Silver and we have no decision making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the property including as to resources. Minco Silver's failure to perform or other decisions made by Minco Silver, including as to scaling back or ceasing operations, could have a material adverse effect on our revenue, results of operations and financial condition.

We have a material interest in the Fuwan Project held by Minco Silver through its subsidiary. Minco Silver generally has the power to determine the manner in which the Fuwan Project is or will be operated, including decisions to explore the property and put it into production. The interests of Minco Silver and our Company may not always be aligned. Our inability to control the operations of the Fuwan Project can adversely affect our profitability, results of operations and financial condition. Similar adverse effects may result from any other interests we may acquire that are primarily operated by another company. In addition, we have no or very limited access to technical, geological data relating to the mine, including data as to reserves, nor have we received a NI 43-101 compliant technical report in respect of the Fuwan Project addressed to us. As such, we cannot independently determine reserve or resource amounts and are instead wholly dependent on the determination of the reserves and resources by Minco Silver. We can provide no assurances as to the level of reserves or resources on the property. If Minco Silver determines there are insufficient reserves to economically operate a mine, it may determine not to commence mining operations on the property, which could have a material adverse effect on our profitability, results of operations and financial condition.

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

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2013, 2012 and 2011. Since the signing of the Company's first co-operation agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious metals properties in China. Over the years, the Company has established strong ties with Chinese governmental bureaus and also with Chinese mining enterprises. The Company's senior management has in-depth experience with the intricacies of Chinese mining laws, permitting and licensing procedures. The Company's goal is to develop its portfolio of high-quality properties in China, as well as maintaining strategic relationships with premier mining enterprises in China.

At present, the Company is an exploration-stage company and further exploration will be required on its properties before final evaluations as to commercial feasibility can be determined. Other than the Company's interest in the Fuwan Silver Project owned by Minco Silver discussed below, none of the mineral properties owned by the Company have known reserves, nor are any such properties at the commercial development or production stage. No assurance can be given that any of the Company's properties will become commercially viable. Further, the Company's interest in joint ventures that own properties will be subject to dilution if the Company fails to expend further funds on the project. The Company has not generated cash flows from operations. These facts increase the uncertainty and risks faced by investors in the Company. See "Item 3: Key Information – D. Risk Factors".

Overview for 2013

Longnan Project - the Company engaged an independent consultant to conduct a detailed review of the Yejiaba project in April 2013, in particular to focus on the Baimashi North and East Targets. The sample work performed on the Yejiaba project during 2013 consisted of 912 rock chip samples, 818 soil samples, 41 stream sediment samples and 339 trench channels. The detailed results at the Baimashi North and East Targets are described under “Description of Properties” below.

Changkeng Gold Project - in May 2013, Mingzhong paid the remaining balance of RMB 29 million ($4.92 million) to the No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) for the Changkeng Exploration Permit. The Company did not conduct any exploration activities in the past three years for the Changkeng Gold Project except for maintaining the exploration permit. The renewed Changkeng Exploration Permit expires on September 10, 2015.

Gold Bull Mountain Project - Yuanling Minco owns the Gold Bull Mountain Project which was acquired with a mining license, covering 0.18 km2 and an exploration permit (12.53 km2), covering the strike extension of the Jinniushan Gold Mine by Minco China on November 14, 2006. Minco China incorporated Yuanling Minco and transferred all assets related to Gold Bull Mountain to Yuanling Minco in 2007. The Company made the decision to cease its exploration program at GBM in June 2008 and is considering to sell this project. As of the date of this Annual Report, the project hasn’t been sold.

Equity Investment in Minco Silver - as at December 31, 2013, the Company owned a 21.91% equity interest in Minco Silver, a publicly traded company listed on the TSX under the symbol “MSV”, which indirectly holds the title to the Fuwan Silver Project in Guangdong Province, China. The discussion respecting the Fuwan Silver Project held by Minco Silver is based on Minco Silver's public disclosure record available on SEDAR at www.sedar.com.

Chinese Mining Regulations

Government Regulations of Mineral Resources and Ownership

Exploration for and exploitation of mineral resources in China are governed by the Mineral Resources Law of China of 1986, amended effective January 1, 1997, and the Implementation Rules for the Mineral Resources Law of China, effective March 26, 1994. In order to further implement these laws, on February 12, 1998, the State Council issued three sets of regulations: (i) Regulation for Registering to Explore Mineral Resources Using the Block System, (ii) Regulation for Registering to Mine Mineral Resources, and (iii) Regulation for Transferring Exploration and Mining Rights (together with the mineral resources law and implementation rules referred to herein as the "Mineral Resources Law"). Under the Mineral Resources Law, Ministry of Land and Resources (“MOLAR”) is charged with supervision nationwide of mineral resources prospecting and development.

The Mineral Resources Law provides for equal legal status for domestic enterprises and enterprises with foreign investment, security and transferability of mineral titles as well as the exclusivity of mining rights. The right to explore and exploit minerals is granted by way of exploration and mining rights. The holder of an exploration right has the privileged priority to obtain the mining right to the mineral resources in the exploration area provided the holder meets the conditions and requirements specified in the law.

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

Mineral Resources Permits

The Provisions in Guiding Foreign Investment and the Industrial Catalogue in Guiding Foreign Investment, which was updated on April 1, 2002, January 1, 2005, October 31, 2007 and December 2011 (the "Investment Guiding Regulations") govern foreign investment in China and categorize industries into three types where foreign investment is: (i) encouraged, (ii) restricted, or (iii) prohibited, industries not listed in any of the three categories will be deemed permitted.

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

When a mineral that is capable of economic development is discovered, the licensee may apply for the right to develop such mineral. The period of validity of an exploration permit can be extended by application and each extension can be no more than two years in duration. During the term of the exploration permit, the licensee has the privileged priority to obtain the mining right to the mineral resources in the exploration area covered by the exploration permit provided it meets the conditions of qualification for mining rights holders. Further, the licensee has the rights to, among other things, to: (i) explore without interference within the area under permit during the permit term, (ii) construct exploration facilities, and (iii) pass through other exploration areas and adjacent ground to access the permitted area. After the licensee acquires the exploration permit, the licensee is obliged to, among other things: (i) start exploration within the prescribed term, (ii) explore according to a prescribed exploration work scheme, (iii) comply with state laws and regulations regarding labor safety, water and soil conservation, land reclamation and environmental protection, (iv) make detailed reports to local and other licensing authorities, (v) close and occlude the wells arising from prospect work, (vi) take other measures to protect against safety concerns after the prospect work is completed, and (vii) complete minimum exploration expenditures as required by the Regulations for Registering to Explore or Mineral Resources Using the Block System.

Transferring Exploration and Mining Rights

A mining enterprise may transfer its exploration or mining rights to others, subject to the approval of MOLAR or its authorized departments at the provincial or local level, as the case may be. An exploration permit may only be transferred if the transferor has: (i) held the exploration permit for two years as of the issue date, or discovered minerals in the exploration block, which are able to be explored or mined further, (ii) a valid and subsisting exploration permit, (iii) completed the stipulated minimum exploration expenditure, (iv) paid the user fees and the price for prospect rights pursuant to the relevant regulations, and (v) obtained the necessary approval from the authorized department in charge of the minerals. Mining rights may only be transferred if the transferor needs to change the ownership of such mining rights because it is: (i) engaging in a merger or split, (ii) entering into equity or cooperative joint ventures with others, (iii) selling its enterprise assets, or (iv) engaging in a similar transaction that will lead to the alteration of the property ownership of the enterprise. A mining permit may only be transferred if the transferor has: (i) commenced production for no less than one year, (ii) a valid and subsisting mining permit without title dispute, and (iii) paid the user fees, the price for the mining right, resource tax and mineral resource compensation pursuant to applicable laws.

Environmental Laws

In the past ten years, laws and policies for environmental protection in China have moved towards stricter compliance and stronger enforcement. The basic laws in China governing environmental protection in the mineral industry sector of the economy are the Environmental Protection Law, the Environment Impact Assessment Law and the Mineral Resources Law. The State Administration of Environmental Protection and its provincial counterparts are responsible for the supervision of implementation and enforcement of environmental protection laws and regulations. Provincial governments also have the power to issue implementing rules and policies in relation to environmental protection in their respective jurisdictions. Applicants for mining rights must submit environmental impact assessments and those projects that fail to meet environmental protection standards will not be granted licenses.

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

The Company has wholly-owned and less than wholly-owned subsidiaries as follows: Wholly-owned subsidiaries - Minco China, Yuanling Minco Mining Ltd. ("Yuanling Minco"), Huaihua Tiancheng Mining Ltd. ("Huaihua Tiancheng"), Minco Resource Limited. The Company, through Minco China, established Tibet Minco Mining Co Ltd (“Tibet Minco”) on January 29, 2013 for the purpose of potential future transactions.

Less than wholly-owned subsidiaries – the Company through Minco China and Tibet Minco owns 51% of a company formed and known as "Guangzhou Mingzhong Mining Co., Ltd." - the holding company for the Changkeng Gold property and the Changkeng Exploration Permit.

During 2013, Minco Gold transferred its interest in Minco China to Minco Resources, a 100% subsidiary of Minco Gold that resulted in Minco China becoming a wholly owned subsidiary of Minco Resources.

Minco Silver, incorporated on August 20, 2004, is a related party to the Company through common management. This company was incorporated to acquire and develop silver projects in China and is currently involved with the development of the Fuwan Silver Project, in Guangdong Province, China.

The chart above shows that Mingzhong owns 100% of the silver mineralization on the Changkeng Property. The Company assigned its 51% interest in the Silver Mineralization to Minco Silver. The remaining 49% interest in the silver mineralization on the Changkeng property remains with the other minority shareholders of Mingzhong.

Foshan Minco, a subsidiary of Minco China and the Company, is beneficially owned by Minco Investment Holdings HK Limited (“Minco HK”), a subsidiary of Minco Silver pursuant to a confirmation agreement between Minco Silver, Minco Gold and Minco China dated August 24, 2006 (the "Confirmation Agreement") and subsequent assignments and transfers to Minco HK. Foshan Minco is subject to a 10% beneficial interest held by Guangdong Geological Bureau, a Chinese government owned entity. Pursuant to the agreements between Minco Gold and its subsidiaries and Minco Silver and its subsidiary, Minco Gold and Minco China agreed to hold all licenses, permits and other assets held by Minco China in respect of the Fuwan Project and all licenses, permits and other assets acquired subsequent to the date of the Confirmation Agreement in trust for Foshan Minco. Foshan Minco is consolidated into Minco Silver for accounting purposes.

The legal structure described above reflects restrictions under Chinese law for foreign companies to invest in registered Chinese entities. Funding from Minco Silver to Foshan Minco must pass through Minco China. Minco China is a WFOE for the purposes of Chinese law and is the parent company of Foshan Minco under Chinese law. This transaction flow will be necessary until such time as Foshan Minco becomes Minco Silver's legal subsidiary in China when Minco Silver incorporates a WFOE to allow it to pass funds directly to Foshan Minco. As Foshan Minco is consolidated into Minco Silver for accounting purposes, loans or funds advanced from Minco Silver to Minco Gold or Minco China are discharged when such funds are advanced from Minco China to Foshan Minco as the funds have moved back inside the Minco Silver consolidated group. Minco Gold and Minco China are used by Minco Silver as conduits to transfer funds to Foshan Minco; however, they have no ongoing obligation with respect to funds advanced through to Foshan Minco and are not subject to repayment obligations.

D.	DESCRIPTION OF PROPERTIES

The following consists of a discussion of the properties that Minco Gold holds through its subsidiaries and its equity investment in the Fuwan Silver Project of Minco Silver.

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

Mingzhong, a cooperative joint-venture established among Minco China, Guangdong Geological Bureau, Guangdong Gold Corporation, and two private Chinese companies to jointly explore and develop the Changkeng Property, signed a purchase agreement in January 2008 to buy a 100% interest in the Changkeng Exploration Permit on the Changkeng Project from the 757 Exploration Team.

The transfer of the Changkeng Exploration Permit from 757 Exploration Team to Mingzhong was approved by the MOLAR in 2009. This exploration permit was renewed for a two-year period ending on September 10, 2015. The purchase price of the Changkeng Exploration Permit was set at RMB 48 million (approximately $7.6 million). As of December 31, 2008, the Company paid the first payment of RMB 19 million (approximately $3.22 million) for the Changkeng Exploration Permit to the 757 Exploration Team. The remaining balance of RMB 29 million ($4.92 million) was settled in May 2013.

Pursuant to the terms of an agreement with Minco Silver, the Company has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to Minco Silver. As a result, Minco Silver is responsible for 51% of the total costs in relation to the Changkeng Silver Mineralization.

EXPLORATION ACTIVITIES

The Company has not conducted any exploration activities on the Changkeng gold project in the past three years, except for maintaining the exploration permits with respect of the project.

On April 18, 2013, Minco China and 757 Exploration Team entered into a loan agreement in which Minco China agreed to loan RMB 10 million ($1,641,900) with an annual interest rate of 6% to 757 Exploration Team for a two month period ending June 18, 2013. The loan has been repaid on the scheduled date and the Company recorded RMB 65,753 ($10,919) of interest income during the year ended December 31, 2013.

According to a Supplementary Agreement signed between 757 Exploration Team and Mingzhong, 757 Exploration Team agreed to refund RMB 3.8 million ($622,293) to Mingzhong for certain exploration costs incurred during the early stages of the Changkeng project. The refunded amount was recorded as an exploration cost recovery during the year ended December 31, 2013. On July 31, 2013, Mingzhong paid RMB 1.03 million ($169,669) to 757 Exploration Team for the completed hydro-geological program on the Changkeng Gold Project a few years ago.

As at December 31, 2013, the Company had received funds of RMB $960,000 ($167,920) from two minority shareholders of Mingzhong. This was classified as a current liability, pending approval of a capital injection from the remaining non-controlling shareholders.

Technical Information of the Changkeng Gold Project

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

DRILLING PROGRAM

The Company completed a comprehensive exploration program on the Changkeng Gold Project during late 2007 to the end of 2008. The exploration program consisted of drilling of 66 diamond holes and an extensive hydrological study as well as a geotechnical survey. The drilling program was designed to expand the known resources through step-out drilling, as well as increase the indicated resources through in-fill drilling, with the first 22 holes mainly testing the wider spaced drill targets throughout the entire property. Drilling was conducted on an approximately 40 meter section spacing with holes on section between 20 meters and 80 meters apart.

At the completion of the 2008 drilling program, the known gold mineralization at the Changkeng Property was extended by approximately 400 meters along strike to the east-northeast; from just less than 900 meters to approximately 1200 meters in length. Mineralization was also extended down dip in localized areas along the eastern end of the known mineralization.

RESOURCE ESTIMATES

A resource estimate was made by P&E for the Changkeng Gold Project by utilizing diamond drill data from a total of 127 drill holes and 13 surface trenches. On March 25, 2009, the Company reported an updated NI 43-101 resource estimate for the Changkeng project, including the calculations of the distinct and separate gold dominant and silver dominant zones.

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

March 2009 P&E Silver Dominant Portion of Resource Estimate @ 35 g/t Ag Cut-Off

Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Indicated	5,622,000	170	30,708,000	0.33	0.35	1.02
Inferred	1,063,000	220	7,517,000	0.24	0.61	1.36

1.	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
2.	The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The resource estimate prepared on the Changkeng Silver Project also includes minor amounts of lead (Pb) and zinc (Zn).

II.	LONGNAN PROPERTIES

LOCATION

The Longnan projects are located at the southern part of Gansu province, 30km north-east from Longnan (Wudu) city and 250km south-west from the nearest railway station and the airport in Tienshui city. The area is connected with the provincial center Lanzhou and major cities with paved roads. A new highway and a railway are under construction to connect Longnan city with Chengdu and Lanzhou. Construction is expected to be completed in 2014. The project area lies in the transition area of China's steppes with the Southern Gansu Plateau in the west, Sichuan Basin in the south, Qinling Mountains and Hanzhong Basin in the east, as well as the Loess Plateau in the north. The terrain is higher in the northwest and lower in the southeast. High Peneplenized Mountains and deep valleys interweave with hills and basins. Elevations vary from 1900m to 2600m above the sea level. Longnan area has a temperate, monsoon-influenced semi-arid climate with chilly winters and hot, moderately humid summers. Due to the protected valley location and the southerly location within the province, the area is one of the warmest in Gansu, with annual temperatures ranging from 10 to 15 °C (50 to 59 °F). The annual precipitation is 400 to 1000 mm, while there are between 160 to 280 frost free days and the annual mean sunshine total is 1,850 sunlight hours. Rainfall tends to be greatest during the summer.

The population of Longnan district is 540,000 (estimated in 2004). The area surrounding the Yejiaba Project is sparsely populated by people in small scattered villages. Labor is available locally. The area is rich with building materials. To the Company’s knowledge no formal exploration work had previously been undertaken on the Longnan Project.

OWNERSHIP

The focus of the Company's activities over the past three years has been the exploration of its projects in the Longnan region, in particular in the Yejiaba Project. Minco China, the Company’s wholly-owned subsidiary, presently holds ten exploration permits in the Longnan region in the south of Gansu Province in China. The Longnan region consists of three projects according to their geographic distribution, type and potential of mineralization within the southwest Qinling gold field.

Yejiaba: Includes four exploration permits along a regional structural belt parallel to the Yangshan gold belt. The potential in this area is for polymetallic mineralization (gold-silver-iron-lead-zinc). The Company completed a NI 43-101 technical report on Yejiaba, prepared by Calvin R. Herron, P. Geo. Ontario, a consultant to the Company and a qualified person for the purposes of NI-31-101, dated effective April 29, 2012 and which has been filed on SEDAR. This report summarizes the work conducted on the Yejiaba project to April 2012 and includes independent check sampling.

Yangshan: Includes five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area. The primary potential in this area is for gold.

Xicheng East: Includes one exploration permit for the east extension of the Xicheng Pb-Zn mineralization belt. The potential in this area is for polymetallic mineralization (gold-silver-lead-zinc).

Minco China entered into two agreements with FengxianXin Kun Mining Corporation ("FXKM") in September 2010 and March 2012 respectively, in which the Company agreed to sell two exploration permits in Xicheng East for a total of RMB 2.8 million. As at September 30, 2012, the Company received RMB 2.8 million ($442,796) and recognized a gain of $442,796 upon the receipt of approval from MOLAR to transfer legal titles of the two exploration permits to FXKM.

On December 13, 2013, Minco China entered into an agreement with Gansu Yuandong Investment Co., Ltd (“YDIC”) pursuant to which the Company agreed to sell two exploration permits in the Xicheng East and Yangshan area to YDIC for RMB 0.8 million ($140,000). The process of transferring the titles to the two permits to YDIC was pending approval by Gansu province and the proceeds has not been received as at December 31, 2013.

EXPLORATION ACTIVITIES

Yejiaba Project

The Yejiaba Project is located along the collisional boundary separating the Huabei and Yangtze Precambrian cratons. This major E-W trending collision zone has localized a number of large gold and polymetallic deposits within a geologic province that is often referred to as the Qinling Orogenic Belt. Gold and polymetallic mineralization on the Company’s lease package is generally hosted in Silurian-Devonian, thin-bedded limestone interbedded with phyllite. Mineralization is associated with shears and quartz veins, with higher grades typically found along sheared contacts separating massive limestone from the thin-bedded limestone and phyllite unit. Granite porphyry and quartz diorite dykes tend to be spatially associated with mineralization. Alteration accompanying mineralization consists of weak silicification and pyritization with carbonate veining and secondary carbon. Small quartz veinlets are noted in several places. Associated metals consist of silver, lead, antimony and arsenic.

Semi-regional geochemical anomalies were first delineated by the Company in 2005, extending 10 km along a hydrothermally altered zone that follows a NE trending thrust and regional unconformity.

Subsequent work between 2006 and 2012 has included traverse-line investigations, soil sampling, geologic mapping, geophysical surveys (ground magnetic and IP), trenching and drilling.

To date, several targets have been identified and tested including: Shanjinba (Zone 1 and 2), Yaoshang, Fujiawan, Baimashi, Bailuyao, Baojia and Paziba.

The Company engaged an independent consultant to conduct a detailed review of the Yejiaba Project in April 2013, in particular to focus on the Baimashi North and East Targets. The sample work performed on the Yejiaba project during 2013 consisted of 912 rock chip samples, 818 soil samples, 41 stream sediment samples and 339 trench channels. The detailed results at the Baimashi North and East Targets are described in below.

Sampling and assaying

The channel samples taken in the trenches are generally 10 cm wide; 5 cm deep, lengths are typically 1m but can be slightly longer or shorter to match geological boundaries. Only significant channel sample results are reported below, where composited gold grades are over 0.50 g/t. Reported composites may comprise individual samples with gold assays lower than 0.5g/t if it is deemed that the geology and mineralization is continuous over the interval. Channel sample intervals may not necessarily represent true thickness of the mineralization. Sample preparation was performed by independent laboratory SGS-Tianjin, at their laboratory in Xian (PRC). Pulps are then analyzed at the SGS-Tianjin assay facility in Tianjin. Sample QAQC methods consisted of insertion of blank and duplicates in the field (one in twenty samples), while SGS-Tianjin inserted analytical duplicates and reference standards into the sample stream at their laboratory.

2013 Exploration Activities

Baimashi Target

The Baimashi gold-antimony mineralization was discovered on the boundary between Weiziping-Baimashi and Shajinba-Yangjiagou permits and includes the Baimashi North Target that was identified in 2013, located approximately 1km north of the Baimashi Target; and the Baimashi East Target.

During 2013, the samples in Table 1 were collected within the Baimashi North and East Target. Out of total samples, 118 trench, 75 soil and 37 rock samples were collected from Baimashi East, but the results of these samples demonstrated the gold values in the Baimashi East are tightly confined to narrow structure and thereby effectively diminished the target’s size and significance. The Company has no further exploration planned on this target.

All of the exploration to date conducted during 2013 indicates the Baimashi North Target is the only target that hosts sufficient size and grade potential to produce a substantial gold deposit. The Company decided to drill-test this target in early 2014 with a scout drilling program to determine whether or not sufficient lateral and vertical continuity of gold mineralization exists to support a large scale, low-grade open pit operation.

Table 1. Summary of sample types collected within the Baimashi Targets
	# of Samples	Gold Range (ppm)	Average Au (ppm)
Rock Chip	912	<0.005 – 47.115	0.729
Soil	818	<0.005 – 3.968	0.055
Trench Channels	339	<0.005 – 14.250	0.190
Stream Sediment	41	<0.005 – 0.226	0.015

Baimashi North Target

Gold Mineralization Observed within the Baimashi North Target

The Rock Gold Zone shown in Figure 1 represents the distribution of rock chip gold values exceeding 0.100ppm, and the zone boundaries were defined by combining the rock chip and soil sample results together with the structural data. The gold-in-soil distribution fairly represents the gold zone.

Figure1. Outline of Baimashi North Gold Mineralization Zone relative to soil samples results

In Figure 2, the same Rock Gold Zone is shown relative to the distribution of rock chip sample results together with the mapped mineralized structures (shears, veins, dikes). Here again, the sample data fits well within the zone boundaries, which suggests that the soil sample values generally do a fair job of reflecting the rock sample data. The dominantly northeast-trending Rock Gold Mineralization Zone is approximately 1,200m long by 600m wide. It measures 317,000m2 in plain view and is open to the north. The Baimashi North Target certainly possesses sufficient size for hosting a large gold deposit but will need sufficient gold grade as well.

Figure 2. Outline of Baimashi North Gold Mineralization Zone relative to rock chip results and mineralized structures.

Samples collected within the Baimashi North Target

Following the encouraging results found in the third quarter of 2013 described below, a total of 589 soil samples and 39 rock samples were collected within this target during the fourth quarter of 2013. The soil sample results show a gold range from 0.005 to 3.968 ppm (refer to Table 1).

During the year ended December 31, 2013, 247 rock chip samples, 125 soil samples and 41 stream sediment samples within Baimashi North Target were collected.

The 247 rock samples collected within the Rock Gold Mineralization Zone run from 0.005 to 47.115ppm Au and average 1.49ppm, which is a potentially economic grade for an open-pit operation if this grade can be maintained. A rough analysis of the rock sample data is presented in Table 2, where we see a high percentage of samples (39%) carrying gold values exceeding 0.5 g/t, while 68% run in excess of 0.1 g/t. Six samples included in the >3.0 ppm Au category in Table 2 exceed 10ppm Au. If these six high-grade samples are taken out, the overall average grade drops to 1.00ppm, which illustrates the weight carried by high-grade numbers in this zone.

Table 2. Summary of rock chip sample results (excludes dumps).
Sample Ranges	Number of Samples	% of Total Samples	Average Au (ppm)	Average As (ppm)	Average Sb (ppm)
>3.0 ppm Au	22	8	8.391	4292	99
1.0-3.0 ppm Au	48	17	1.764	2358	66
0.5-1.0 ppm Au	41	14	0.691	1797	54
0.1-0.5 ppm Au	83	29	0.276	1340	25
<0.1 ppm Au	94	32	0.027	241	8

The overall gold grade distribution is summarized in Table 3. This is obviously a low grade system, and the amount of high grade found within the low-grade blanket will determine whether or not this target can be economical.

Table 3. Distribution of gold grades in 247 rock samples collected at Baimashi North Target
Grade Range (ppm Au)	<0.1	0.1 -- 0.5	0.5 -- 2	2 -- 4	4 -- 6	6 -- 8	>8
% of Total	18	32	33	9.3	3.2	1.6	2.4

The rock samples collected within this zone tested a variety of geologic features and they can be grouped into vein/fault, dike-related, and altered rock types. The carbonate veins and altered faults usually range from 0.1m to1.0m wide, and the sampling often includes some of the surrounding low-grade wallrock. Altered dikes and dike margins were also sampled as a separate rock type, as were several zones of altered phyllitic limestone (the “altered rock type”) hosting stockwork-type carbonate veinlets.

Averaged Au-As sample results for these three rock groups are compared in Table 4. Based on the As:Au ratios, arsenic values look to be following the intrusive dikes and sills, which suggests a congenetic relationship between the intrusive plumbing and Au-As mineralization. In contrast, the lower As:Au ratio seen in the vein/fault type is attributed to post-intrusion mineralization in younger, more dilatant zones.

Table 4. Comparison of Au-As mineralization in major sample types at Baimashi North Target
Sample Type	Ave. Au (ppm)	Ave. As (ppm)	As/Au Ratio
V: Vein/Fault type	2.190	2185	997
D: Dike related	0.951	1726	1815
R: Altered rock type	0.958	1325	1383

Yangshan and Xicheng East

During 2013, the Company did not conduct any exploration activities on these two projects except for maintaining the exploration permits in respect of the projects.

On December 13, 2013, Minco China entered into an agreement with YDIC pursuant to which the Company agreed to sell two exploration permits in the Xicheng East and Yangshan area to YDIC for RMB 0.8 million ($140,000). The process of transferring the titles of the two permits to YDIC had not been completed as at December 31, 2013 due to the pending approval by Gansu province.

2012 Exploration Activities

During 2012, the Company completed an extensive surface trenching program at the Shajinba target on the Yejiaba project including 72 trenches for an aggregate length of 2,396.3 m and three diamond drill holes for an aggregate total of 1,260.2 m. The rock chip sample results at Shajinba indicated there was no significant mineralization within the target area. A comprehensive discussion and data compilation of previous exploration work up to the end of 2012 for the Shanjinba target were included in the Company’s Annual MD&A for the year ended December 31, 2012, dated April 1, 2013, available on SEDAR at www.sedar.com.

Another significant result in the Yejiaba in 2012 was the discovery of a mineralized zone in the center part of the Shajinba-Baimashi Gold Trend during the third quarter 2012. Two drill holes were completed at Shajinba Zone 2: the polymetallic portion of the Shajinba mineralized system; SJB-009 and SJB-010. Hole SJB–009 did not find any significant mineralization. Hole SJB-010 intersected a zone of calcification and pyritization over the down hole interval from 92.36m to 115.56m and returned 0.38g/t Au over 1.0 m and 39.03g/t Ag over 4.0 m.

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
24

The Paziba Target is a continuous fault zone which divides silicic metasediments in the footwall and thick-bedded to massive limestone in the hangingwall and contains discontinuous lenses of ferriferous gouge and veinlets of hematite. In the third quarter of 2012 six trenches were completed to test the zone of highly hematitic mineralization with gold at the contact between metasediments and limestone. The best intersections averaged 2.66 g/t Au over 3.0 m in trench YJB-12-58 and 0.77g/t Au over 7.8 m in trench YJB-12-59.

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

III.	TUGURIGE GOLD PROJECT

On December 16, 2010, Minco China entered into a JV agreement with the 208 Team, a subsidiary of China National Nuclear Corporation, to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China. The 208 Team did not comply with certain of its obligations under the JV Agreement, including its obligation to set up a new entity (the “JV Co”) and the transfer of its 100% interest in the Tugurige Gold Project to the JV Co. As a result, Minco China commenced legal action in China seeking compensation.

On March 25, 2013, Minco China settled its claim against the 208 Team relating to the JV Agreement for an amount of RMB 14 million ($2.4 million). The Company received RMB 5 million ($801,395) during 2013 and had recognized a receivable of RMB 4 million ($699,688) (settled subsequent to year end) as at December 31, 2013. The Company recorded a gain on legal settlement, net of accrued legal fees of RMB 900,000 ($157,425) during the year ended December 31, 2013.

As at December 31, 2013, the remaining RMB 5 million ($874,575) balance due under the legal settlement were not recognized due to the uncertainty of collectability. Minco China has reserved the right to take further legal action.

IV.	Fuwan Silver Project of Minco Silver

Current Developments on the Fuwan Silver Project

Minco Silver has made great efforts to regain the support of local communities for the development of the Fuwan Silver Project before the submission of the revised Environmental Impact Assessment (“EIA”) report. Minco Silver has had productive communication with the Zhaoqian District government and the Gaoyao County government. Due to the fact that the last public survey was carried out in 2008, Minco Silver conducted a new extensive public survey among local communities concerning the development of the Fuwan Silver Project, and obtained a very strong support from the locals. On May 26, 2013, the Gaoyao County government issued an official approval of the development of the Fuwan Silver Project to Foshan Minco.

Minco Silver successfully renewed the Fuwan Exploration Permit for a two-year period ending on July 20, 2015. The Preliminary Mine Design for the Fuwan Project was completed by China Nerin Engineering Co. Ltd in 2013.

Several large mining groups in China have expressed an interest in the Fuwan Silver Project in late 2012. Minco Silver hosted site visits, data reviews, and preliminary discussions with those groups; however no definitive agreements have been concluded as at the date hereof. Minco Silver’s strategy is to secure a large Chinese mining group as a business partner.

Minco Silver has continued its focus on the EIA report and the permitting process in order to apply for a mining license for the Fuwan Silver Project.

Minco Silver engaged the Guangdong Nuclear Design Institute (“GNDI”) to complete the Chinese Regulatory EIA report in 2010. The EIA report was reviewed by a technical panel appointed by the Department of Environmental Protection Administration of Guangdong Province in principle on March 7, 2010 with certain comments. Minco Silver submitted the revised report to the Department in December 2010 after addressing the comments received from the panel.

Minco Silver engaged General Station for Geo-Environmental Monitoring of Guangdong Province (“GSGEM”) for a water monitoring study to comply with the new water regulations issued by the Ministry of Environmental Protection of China effective on June 1, 2011. GSGEM carried out the required monitoring study and prepared all reports required for compliance with the new National Water Guidelines. Minco Silver successfully completed the field work in January 2012 and received the comprehensive water monitoring report from GSGEM in April 2012. The report concluded that Minco Silver is in compliance with the requirements of the new National Water Guidelines.

The revision of the EIA report has been completed incorporating the results from the water monitoring survey report. The revised EIA report will be submitted to the Department of Environmental Protection of Guangdong (“EPA”) as soon as they accept new application of EIA reports. The delay in approval of the EIA report on the Fuwan Silver Project has been due to the negative impact caused by the collapse of the tailing dam of an operating mine in Guangdong Province three years ago. The preliminary mine design is near completion and will be released after the requirements from the approved EIA report are met. Minco Silver has otherwise made significant progress in permitting on the Fuwan Silver Deposit. The progress is summarized as follows:

  The Chinese Preliminary Feasibility Study was completed by Changsha Non-Ferrous Mine Design Institute and approved by an expert panel.
  The Mining Area Permit covers approximately 0.79 km2, defines the mining limits of the Fuwan Silver Deposit and restricts the use of this land to mining activities. The Permit was approved by MOLAR and renewed subsequent to the original approval in October 2009. The current permit expires on April 10, 2014. The Company is in the process of renewing this permit with the MOLAR.
  The Soil and Water Conservation Plan was completed and approved.
  The Land Usage Permit was approved by Gaoming County, Foshan City and Guangdong provincial governments. It was renewed for a one year period until December 31, 2014.
  The Geological Hazard Assessment was completed and approved in September 2009.
  The Mine Geological Environment Treatment Plan was reviewed and approved by the Environment Committee of China Geology Association.
  The preliminary Safety Assessment draft report was completed in December 2011 and submitted to the Safety Bureau of Guangdong Province for approval.

Disclosure of information of a technical or scientific nature for the Fuwan Project has been disclosed in two Technical Reports and a news release describing the results of a resource update, filed on SEDAR and can be accessed at www.sedar.com or on Minco Silver’s website at www.mincosilver.com. They are as follows:

The NI 43-101 compliant technical report entitled “Technical Report and Updated Resource Estimate on the Fuwan Property Guangdong Province, China”, dated January 25, 2008, prepared by Eugene Puritch, P. Eng. Ontario, Tracy Armstrong, P. Geo Ontario, and Antoine Yassa, P.Geo. Québec, all of P&E Mining Consultants Inc, includes relevant information regarding the data, data validation and the assumptions, parameters and methods of the mineral resource estimates on the Fuwan Project.

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

All other disclosure of a scientific or technical nature in this Annual Report was reviewed and approved by Thomas Wayne Spilsbury, an independent director of Minco Silver, a Member of the Australian Institute of Geoscientists and a Fellow of the Australasian Institute of Mining and Metallurgy CP (Geo) and a “qualified person”, as defined in NI 43-101.

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

OWNERSHIP

On July 2005, MOLAR approved the transfer of Exploration Permit for the Fuwan project ("Exploration Permit") to Minco China from the 757 Exploration Team. The cost of the Exploration Permit in respect of the Fuwan Silver Project was independently appraised at approximately $1.47 million (RMB10,330,000). Minco Silver paid the entire amount for the Exploration Permit to the 757 Exploration Team.

The Company has four reconnaissance survey exploration permits on the Fuwan Silver Deposit, having a total area of 153.04 sq. km, covering a major part of the northeast-trending Fuwan silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including the Fuwan silver and Changkeng gold deposit in which Minco Gold owns a 51% interest. The exploration permit for the Fuwan main deposit area is the Luoke-Jilinggang (57.16 sq. km.). This was renewed by MOLAR for a two-year period ending on July 20, 2015. Another three silver exploration permits on the Fuwan belt, referred to as Guyegang (55.88 sq. km.), Hecun (12.7 sq.km.), and Guanhuatang (27.3 sq.km.), are held by Minco China in trust for Foshan Minco. These three permits were renewed for a two year period ending on April 7, 2014. Minco Silver has a 90% beneficial interest in Foshan Minco, the operating company and permits holder for the Fuwan project, subject to a 10% beneficial interest held by Guangdong Geological Bureau.

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

Resource Estimate1 @ 40g/t Ag Cut-Off Grade.

Resource Area & Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Fuwan Permits Indicated	13,948,000	188	84,268,000	0.17	0.20	0.56
Changkeng Permit Indicated*	2,027,000	142	9,235,000	0.40	0.20	0.61
Total Indicated	15,975,000	182	93,503,000	0.20	0.20	0.57

Fuwan Permits Inferred	10,241,000	171	56,147,000	0.26	0.26	0.72
Changkeng Permit Inferred **	1,049,000	212	7,136,000	0.29	0.37	0.86
Total Inferred[2]	11,290,000	174	63,283,000	0.26	0.27	0.73

Notes:

*	The indicated resources reported on the Changkeng permit represent 51% of the actual indicated resources which reflects the proportion of ownership by Minco Silver. Total Changkeng indicated silver resources are 4,054,000 tonnes and 18,470,000 ounces of silver.
**	The inferred resources reported on the Changkeng permit represent 51% of the actual inferred resources which reflects the proportion of ownership by Minco Silver. Total Changkeng inferred silver resources are 2,098,000 tonnes and 14,272,000 ounces of silver.
[1]	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
[2]	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

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

On September 1, 2009, the Feasibility Study was completed by Wardrop. The results of this study were released to the public through a press release on September 28, 2009. The Study defines an operation based on underground mining and milling of the ore producing a silver/lead concentrate and a zinc concentrate on site in the township of Fuwan, approximately 45km southwest of the provincial capital of Guangzhou, China.

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

In May 2008, Changsha Engineering and Research Institute of Nonferrous Metallurgy ("CINF") completed a Pre-feasibility Study (Chinese language, non NI 43-101 compliant).

In October 2009 Wardrop produced a NI 43-101 compliant Feasibility Study of the Fuwan property, "Fuwan Silver Project Feasibility Study Technical Report" which has been filed on SEDAR,

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

Factors for each contributing metal were calculated and inputted into the block model to calculate the NSR for each block within the model. The metallurgical and smelting metal recoveries, smelter and refining charges, and metal prices were incorporated into the following NSR formula:

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

Wardrop used a stope recovery factor of 95%, an average mining extraction rate of 97%, and an average 7% internal dilution, 8% external dilution, and 3% full dilution to estimate the total amount of diluted probable mineral reserves. Ore reserve calculations conservatively assumed dilution to contain no metal. The probable mineral reserve estimate is 9,117,980 t at 189 g/t Ag, 0.146 g/t Au, 0.196% Pb, and 0.566% Zn. Table 1.3 lists the reserve estimate by zone.

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

The scope of the recent hydrogeological investigations included the performance of 29 small scale pumping tests on a series of 13 geological exploration holes converted to groundwater monitoring and test wells. These tests were undertaken on multiple formations within each monitoring well, or at multiple pumping rates in order to allow for assessment of the hydrogeological characteristics of the various geological units. The results of these test indicated that the sandstone unit was in general a low conductivity unit, with limited potential for groundwater production. In some boreholes, high conductivities were noted, potentially due to interconnectivity with the underlying carbonate unit. The carbonate unit, which has been extensively affected by a shallow fault zone passing along the sandstone/ carbonate interface (referred to as the unconformity), demonstrates karst conditions (i.e., solution enlarged fracturing and void spaces). Pumping tests performed on this unit suggested a moderate rate of groundwater production.

Two large scale pumping tests were subsequently undertaken, one in the Fuwan exploration area and one in the Changkeng exploration area. These tests involved the long term pumping (4 to 7 days) of a reamed out exploration borehole at rates of 15 to 24 L/s, and the regular monitoring of water levels in a series of surrounding monitoring wells completed in both the carbonate unit and the overlying sandstone. Analysis of the resulting pumping test data showed the carbonate unit to have a relatively high conductivity (1.1. x 10-5 m/s) and good hydraulic connectively over a large area (drawdown cone 9 m deep at the pumping well and extending at least 1.5 km in all directions). This pumping test data also suggests that the geological faults in the area do not have any significant influence on the drawdown cone so likely do not act as a source of groundwater recharge.

Although this testing did not identify any significant concern with respect to the faults, the scale of the pumping test response indicates that the karst formation is highly connected over a significant area with a transmissivity at the high end of the published range for carbonate systems.

Preliminary estimates for groundwater inflow into a simplified single stope running along the base of the mineral deposit (260 m below sea level) over its entire length (1100 m) were developed using a variety of standard formulas. These formulas applied to dewatering of a linear excavation, relative comparison to local recorded dewatering requirements, simplified water balance, and general inflow into a tunnel excavation. These preliminary estimates suggested that groundwater inflow could potentially be in the range of 4,550 to 27,011 m3/day. Due to the natural heterogeneity of the subsurface conditions, inflow rates within certain excavation areas may be higher or lower than this average rate, with initial rates also being higher than later stage flow rates. There remain some unknown areas and further work is required to better understand the underground hydrogeology.

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

Due to the potential for large volume groundwater inflows into the proposed mine excavations, predictive and mitigations measures such as probe hole advancement in all proposed excavation areas, the installation of groundwater collection and drainage galleries, and the installation of water tight doors or bulkheads at regular intervals will be required.

The potential for interconnection with the Xijiang River and proposed underground mine workings have been evaluated qualitatively from a geological point of view by the 757 Exploration Team. Their interpretation was that the fine river bottom sediments (clay and silt) and low conductivity T3 unit underlying the river area would minimize direct hydraulic connection between the river and the Fx1 + C1 water bearing unit. The primary potential source of connection was therefore the apparent Changkeng, F2 and F3 fault traces which appear to extend out under the river. The SRK report indicated that the Xijiang River appears to be poorly connected hydraulically with the proposed underground mine envelope in the areas tested.

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

The broken rock will be mucked from the face by a 7 t load-haul-dump (LHD) and hauled by 25 t trucks to the surface waste dump. The same equipment will be used for mucking broken ore from the production stopes and hauling to the mill for processing.

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

Explosives will be stored on surface in permanent magazines. Detonation supplies (non-electric [NONEL] and electrical caps, detonating cords, etc.) will be stored in a separate magazine on the surface.

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

The pre-production development period runs from the start of the project to when the first ore is fed to the process plant. Pre-production development will be scheduled to, among other things:

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

All underground pre-production development will be done by contractor with the use of a contractor's equipment, personnel, and supervision. A 130 m per month advance rate was assumed for a jumbo crew developing a 4.5 m wide by 4.5 m high heading, and 90 m per month for a raise boring crew to drill a pilot hole and ream it to the 4.0 m diameter.

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
35

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
36

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

- 4,700 t/a zinc

- 15,400 kg/a (495,400 oz/a) silver.

TAILINGS MANAGEMENT FACILITY

The Fuwan Project includes development of a new proposed land based tailing management facility (“TMF”) to store up to 2.6 M m3 of the tailings. The tailings will be the fine fraction classified from the flotation tailings. The TMF will be developed in two stages:

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

The subject TMF designs have been developed in between the prefeasibility and feasibility levels. Detailed geotechnical engineering analyses have not been completed and this may have a potential impact on the current design and cost estimate accuracy because of potential design modifications to be developed when the results of geotechnical and hydrogeological investigations and laboratory testing have become available. It is recommended that the geotechnical engineering analysis be conducted to confirm the design before the next phase of engineering.

It is recommended to identify the location for storing the tailings produced during the rest of the 0.9-year operation. The potential use of the tailings for making bricks to be included in local infrastructure projects should be further studied and confirmed.

INFRASTRUCTURE AND ANCILLARY FACILITIES

The project site is close to the town of Fuwan, which has a well developed paved village level road network. The town is accessible by paved public highways to Guangzhou and other major cities. The haulage distance between the mine site and the Shanshui railway station, which connects the main stations, Guangzhou station and Zhanjiang station, is approximately 26 km. The deposit is adjacent to the Xijiang river which is accessible to an international waterway in the South China Sea via the Zhujiang river.

Electrical power, water, telephone service, and supplies are available in the town of Fuwan.

The proposed mine site is large enough to accommodate proposed processing facilities, surface service facilities, waste rock storage areas, as well as an approximately 8.3-year tailing surface storage pond. The surface service facilities will include administration buildings, workshop, explosive magazine, power and water supply facilities, backfill station, waste water treatment facility and haulage road system.

All buildings of the project will be new and built according to the Chinese construction codes. Power to the project will be provided via an existing 110 kV utility substation located in Fuwan town, approximately 4 km from the mine. NERIN and Minco Silver have contacted with the Fushan Power Supply Company of the South Grid and confirmed that the Fushan substation has sufficient capacity to provide power to the Fuwan mining project.

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

Table 1.7 provides a summary of capital costs for the Fuwan Project.

Table 1.7

Area Cost Direct Works	(US$ x ‘000)

Mining (provided by Wardrop)

Primary Crushing

Crushed Ore Stockpile and Reclaim

Secondary and Tertiary Crushing

Grinding, Flotation, Dewatering, Reagents & Service

Tailings Disposal Facilities

Plant Site, Infrastructure & Ancillary Facilities

Temporary Services

Site/Plant Mobile Equipment

Power Lines (Included in Power Supply)

21,637 660 305 52 9,140 4,250 8,627 35 1,190 -
Direct Works Subtotal	45,896
Indirect
Project Indirect Land Acquisition Owner’s Costs Contingency	13,330 2,120 5,663 6,051
Indirect Subtotal	27,164
TOTAL PRE-PRODUCTION CAPITAL COSTS	73,060
Working Capital and Pre-Production Interest	8,300
Sustaining Capital	59,900

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

General and administrative ("G&A") costs are the costs that do not relate directly to the mining or processing operating costs. The G&A costs are estimated at approximately $4.73 M/a or $4.78/t milled. The estimated personnel requirement is 61 persons, including supervision and services. The site service cost is estimated at $0.60/t milled or about $594,000 per annum.

FINANCIAL ANALYSIS

An economic evaluation of the Fuwan Project was prepared by Wardrop based on a pre-tax financial model. For the 9-year mine life and 9.1 Mt reserve, the following pre-tax financial parameters were calculated:

•	33.2% IRR
•	2.3 years payback on $73.1 M capital
•	US$111.5 M net present value (NPV) at an 6% discount value

The base case prices are the 3-year historical average price from the LME as at May 31, 2009:

•	Silver – US$13.57/oz
•	Gold – US$767.72/oz
•	Zinc – US$1.18/lb
•	Lead – US$0.91/oz

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

Project Setting

The mine site area is typified by commercial plantation and secondary re-growth forest with some grassland areas. Numerous fish ponds are also located close to the mining and associated surface facility areas, the nearest of which is the Nankeng Reservoir, southeast of the TSF (Figure 1.4). Plantation forests and fish ponds represent primary and secondary income sources, respectively, for local communities. There are seven villages within one kilometer of the site as depicted in Figure 1.5.

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

The only issues where statutory limits have been predicted to be exceeded are in relation to dust and transport vehicle night time noise emissions at Shangwanxin Village. These impacts can however, be adequately mitigated by wetting down the access road during dry and windy conditions and night time prohibition of transportation movement along the access road.

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

Geotechnical survey data from the mining area suggests however, that the permeability of soil and rock in the general area is highly variable. There is, therefore, some uncertainty regarding whether groundwater resources would be at risk from any leached metals or acid drainage from the TSF and WSF.

It is recommended that a geotechnical survey be undertaken to determine the permeability of TSF and WSF basement strata and, if found to be permeable, that natural (e.g. compacted clay) liners be introduced. It is also recommended that groundwater monitoring wells be installed down hydraulic gradient of the facilities and that these be sampled twice-yearly to confirm whether or not leaching of metals into groundwater or acid drainage is occurring. These monitoring wells can also be used during decommissioning.

Groundwater Drawdown

Groundwater that enters the mine void will be collected in a series of sumps and will be pumped to the surface for treatment and subsequent re-use in the process plant or disposal to the Xi'an Ditch.

The project geotechnical report states that the maximum groundwater drawdown depth will be 283.83 m and that the permeability coefficient is 0.6815 m/day. The affected area will therefore, have a diameter of 2,343 m. Groundwater drawdown may result in surface subsidence, cave-ins or fracturing.

Existing groundwater wells within Shanwanxin and Jianggen Villages are within the predicted groundwater drawdown area and hence, groundwater availability may be affected by drawdown. As tap water has been provided to these villages, their reliance on the groundwater wells for potable water has reduced. Fish ponds in Shangwanxin Village are, however, recharged using groundwater and hence may be affected if insufficient groundwater is available due to drawdown.

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

Item 4A         Unresoloved Staff Comments

There are no unresolved comments between the Company and the staff of the SEC’s Division of Corporation Finance.

Item 5         Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the financial years ended December 31, 2013, 2012 and 2011 should be read in conjunction with the consolidated financial statements and the related notes.

A.	OPERATING RESULTS

General

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2013, 2012, and 2011. Since the signing of the Company’s first co-operative agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious metals properties in China.

Results of Operations

For the year ended December 31, 2013 and 2012

Net loss for the year ended December 31, 2013 was $2,943,305 (loss of $0.06 per share) compared to net loss of $4,871,432 (loss of $0.10 per share) for the comparative period of 2012. The decrease in net loss during the year was mainly due to the gain of $1.34 million on a legal settlement received from the 208 Team and exploration costs recovery of $622,293 received by Minghzong from the 757 Exploration Team for certain recovery of exploration costs incurred during the early stages of the Changkeng project.

The Company’s administrative expenses in 2013 were $2,734,091, which was slightly lower compared to $2,827,565 for the comparative period of 2012.

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

Exploration costs

The following is a summary of exploration costs incurred by each project.

				Accumulative to
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2011	2013
	$	$	$	$
Longnan projects	1,262,074	1,479,979	1,870,486	10,846,252
Changkeng gold project	(361,010)	113,207	66,522	7,918,267
Gold Bull Mountain	24,031	22,498	26,866	2,236,241
Sihui	2,863	1,605	-	4,468
	927,958	1,617,289	1,963,874	21,005,228

During the year ended December 31, 2013, the Company did not conduct any exploration activities on the Changkeng Gold Project, Gold Bull Mountain or Sihui, except for maintaining the exploration permits in respect of each projects.

During the year ended December 31, 2013, the Company recorded a refund from 757 Exploration Team of $622,293 for certain exploration costs incurred during the early stage of the Changkeng gold project. The refunded amount was recorded as an exploration cost recovery.

Exploration costs for the year ended December 31, 2012 were $1,617,289 compared to $1,963,874 in the comparative period of 2011. The decrease was mainly due to the delay of drilling progress on the Longnan project.

Administrative expenses

The Company’s administrative expenses include overhead associated with administering and financing of the Company’s development activities.

The following table is a summary of the Company’s administrative expenses for the year ended December 31, 2013, 2012 and 2011.

	December 31,	December 31,	December 31,
	2013	2012	2011
Administrative expenses	$	$	$
Accounting and audit	111,905	164,843	246,900
Amortization	66,746	60,689	71,919
Consulting	30,453	85,932	122,654
Directors’ fees	49,749	53,000	48,527
Foreign exchange (gain) loss	19,692	(872)	(17,149)
Investor relations	116,814	182,290	449,813
Legal and regulatory	132,506	269,795	257,354
Office administration expenses	360,894	283,161	316,359
Property investigation	112,863	12,748	117,605
Salaries and benefit	655,585	679,310	369,242
Share-based compensation	993,331	957,305	2,264,809
Travel and transportation	83,553	79,364	63,782
	2,734,091	2,827,565	4,311,815

Significant changes in administrative expenses are as follows:

Accounting and auditing

Accounting and auditing expenses for the year ended December 31, 2013 were $111,905 compared to $164,843 for the comparative period of 2012. The decrease was due to reduced audit fees of the external auditor in 2013.

Accounting and auditing expenses for the year ended December 31, 2012 were $164,843 compared to $246,900 for the comparative period of 2011. The decrease was due to the Company not engaging its external auditor for IFRS compliance and quarterly review in 2012.

Consulting fees

Consulting fees for the year ended December 31, 2013 were $30,453 compared to $85,932 for the comparative period of 2012. The decrease was due to the departure of the Company’s former CFO in 2012.

Consulting fees for the year ended December 31, 2012 were $85,932 compared to $122,654 for the comparative period of 2011. The decrease was due to the same reason described above.

Investor relations

Investor relations expenses for the year ended December 31, 2013 were $116,814 compared to $182,290 of the comparative period of 2012. The decrease was mainly due to the reduction in the use of external consultants.

Investor relations expenses for the year ended December 31, 2012 were $182,290 compared to expense of $449,813 for the comparative period of 2011.The decrease was primarily driven by a reduction in the use of external consultants for investor relations activities as well as decreased attendance at industry conferences.

Legal and regulatory

Legal, regulatory and filing expenses for the year ended December 31, 2013 were $132,506 compared to $269,795 for the comparative period of 2012. The decrease was due to the Company reducing use of its external legal counsel to assist with regulatory compliance.

Legal, regulatory and filing expenses for the year ended December 31, 2012 were $269,795, which was consistent with $257,354 for the comparative period of 2011.

Office administrative expenses

Office administrative expenses for the year ended December 31, 2013 were $360,894 compared to $283,161 for the comparative period of 2012. The increase was mainly due to the increased in office rent for Minco China. In addition, Minco China had income of $26,000 for renting a driller to a third party during 2012, which was offset against office administrative expense. No such miscellaneous income and rental income was generated in 2013. Minco China also paid $19,000 Chinese tax on the sale of two exploration permits in Xicheng East during the first quarter of 2013 (a gain recognized in 2012).

Property investigation

Property investigation expenses for the year ended December 31, 2013 were $112,863 compared to $12,748 for the comparative period of 2012. The increase was due to the hiring of the Vice President of Business Development in November 2012.

Property investigation expenses for the year ended December 31, 2012 were $12,748 compared to $117,605 for the comparative period of 2011. The decrease was mainly due to the Company focusing on its Gansu Longnan project in 2012.

Salaries and benefit

Salaries and benefit expenses for the year ended December 31, 2013 were in line with the comparative period of 2012.

Salaries and benefit expenses for the year ended December 31, 2012 were $679,310 compared to $369,242 for the comparative period of 2011. In the fourth quarter of 2011, the Company recognized a recovery of payroll taxes in China in the amount of $136,000 that reduced salaries and benefit expenses significantly.

Share-based compensation

Share-based compensation expense was $993,331 compared to $957,305 for the comparative period of 2012. The increase was due to greater number of stock options granted in 2013.

Share-based compensation expense was $957,305 compared to $2,264,809 for the comparative period of 2011. The decrease was due to the reduced value of stock options granted in 2012 versus 2011.

To date the Company has been in the exploration stage and has not earned revenue from operations. Income earned has been interest, rental and sundry income.

Finance and other income (expense)

For the year ended December 31, 2013, the net amount of finance and other income was $1,452,290 compared to $614,636 for the comparative period of 2012. The increase was mainly due to the gain on legal settlement of $1,343,638 recognized in 2013.

For the year ended December 31, 2012, the net amount of finance and other income was $614,636 compared to the finance and other expenses of $128,474 for the comparative period of 2011. The increase was mainly from interest income and also the gain on sale of exploration permits of $442,796 recognized in 2012.

Summary of quarterly results

	2013 (unaudited)				2012 (unaudited)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Exploration recovery	-	-	(622,293)	-	-	-	-	-
Exploration costs	558,854	478,733	241,109	271,555	666,527	359,460	288,413	302,889
Administrative expenses	608,859	596,239	747,246	781,747	658,377	643,012	873,743	652,433
Operating loss	(1,167,713)	(1,074,972)	(366,062)	(1,053,302)	(1,324,904)	(1,002,472)	(1,162,156)	(955,322)
Gain on legal settlement	542,243	-	-	801,395	-	-	-	-
Gain on sale of exploration permits		-			-	442,796	-	-
Gain (loss) on marketable securities	-	-	(2,100)	630	(2,940)	2,310	(2,100)	(6,300)
Finance and other income	6,623	8,047	29,902	65,550	38,933	39,963	61,568	40,406
Loss for the period before loss from equity investment and dilution loss	(618,847)	(1,066,925)	(338,260)	(185,727)	(1,288,911)	(517,403)	(1,102,688)	(921,216)
Dilution loss	-	(77,123)	-	(291)	(86)	(272)	-	(8,040)
Share of loss from equity investment in Minco Silver	(32,687)	(329,818)	(153,515)	(140,112)	(105,098)	(502,705)	(63,944)	(361,069)
Net loss for the period	(651,534)	(1,473,866)	(491,775)	(326,130)	(1,394,095)	(1,020,380)	(1,166,632)	(1,290,325)
Other comprehensive income (loss)	426,268	(153,196)	449,719	130,479	61,989	(169,901)	112,604	(87,571)
Comprehensive loss for the period	(225,266)	(1,627,062)	(42,056)	(195,651)	(1,332,106)	(1,190,281)	(1,054,028)	(1,377,896)
Basic and diluted loss per share	(0.01)	(0.02)	(0.02)	(0.01)	(0.03)	(0.02)	(0.02)	(0.03)
Weighted average number of shares outstanding	50,348,215	50,348,215	50,348,215	50,348,215	50,348,215	50,348,215	50,348,215	50,348,215

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

Inflation

The Company does not believe that inflation will have a materially adverse effect on its financial condition. However, no assurance can be given that the Company will not experience a material adverse effect on its financial condition due to a substantial increase in inflation.

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

Critical Accounting Estimates

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable in the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made:

Equity investment in Minco Silver

The Company reviews its equity investment in Minco Silver when there is any indication that the investment might be impaired. Management has assessed impairment indicators on this equity investment and has concluded that there was neither a prolonged decline nor a significant decline as at December 31, 2013.

Liquidity risk

The Company is exposed to liquidity risk, which is the risk that the Company may encounter difficulty in settling its commitments when due. In managing this risk, management determined that the Company’s cash balance as at December 31, 2013 of $1.8 million combined with any cash proceeds raised through the sale of equity interests in Minco Silver would be sufficient to meet its cash requirements for the Company’s administrative overhead and to maintain its mineral interest throughout fiscal 2014.

Share-based payments

The Company grants stock options to directors, officers, employees and service providers. Each tranche in an award is considered a separate award with its own vesting period. The Company applies the fair-value method of accounting for share-based payments and the fair value is calculated using the Black-Scholes option pricing model.

Share-based payments for employees and others providing similar services are determined based on the grant date fair value. Share based payments for non-employees are determined based on the fair value of the goods/services received or option granted measured at the date on which the Company obtains such goods/services.

Compensation expense is recognized over each tranche’s vesting period, in earnings or capitalized as appropriate, based on the number of awards expected to vest. If stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Significant Accounting Policies

The Company’s other significant accounting policies are described in the notes to the audited financial statements for the year ended December 31, 2013.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

	Year ended December 31,
	2013	2012
	$	$
Operating activities	(6,043,493)	(3,376,809)
Investing activities	5,977,656	(4,637,653)
Financing activities	1,459,417	1,661,832

Operating activities

For the year ended December 31, 2013, the Company used $6,043,493 cash in operating activities compared to $3,376,809 cash used in 2012. The increase was primarily due to the final payment of RMB25.2 million ($4.3 million) for the Changkeng Exploration Permit paid to the 757 Exploration Team.

Investing activities

For the year ended December 31, 2013, the Company redeemed short-term investments of $5.2 million and received the proceeds of $801,395 from the legal settlement with the 208 Team to arrive at $5,977,656 cash generated from investing activities.

Investing activities for the year ended December 31, 2012 included the purchase of short-term investments of $5,066,771, which was offset by proceeds of $442,796 from the sale of two exploration permits.

Financing activities

For the year ended December 31, 2013, the Company received $159,417 cash advanced from Mingzhong’s minority shareholders compared to $nil for the comparative period of 2012. In addition, the Company received a $1,300,000 advance from Minco Silver compared to a $1,661,832 advance from Minco Silver for the Comparative period of 2012. The cash advances were used for working capital purposes.

Capital Resources

As at December 31, 2013, the Company had $1,797,809 in cash and cash equivalents which was held by the Company’s Chinese subsidiaries. The Company may face delays repatriating funds held in China if at any time the Company requires additional resources to enable it to undertake projects elsewhere in the world.

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

Liquidity risk

Liquidity risk includes the risk that the Company cannot meet its financial obligations as they come due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. As at December 31, 2013, the Company has $1.8 million cash to fund exploration and general corporate requirement. These funds are held primarily in the Company’s Chinese subsidiaries; therefore, the Company may face delays repatriating funds held in China if at any time the Company needs additional resources to enable it to undertake projects elsewhere in the world.

The Company is an exploration company and therefore has no source of revenues. As such, during the year ended December 31, 2013, the Company incurred a net loss of $2,943,305, had accumulated deficit of $44,976,192 and a working capital deficit of $1,656,185. The Company is exposed to liquidity risk, which is the risk that the Company may encounter difficulty in settling its commitments when due. In managing this risk, management determined that the Company’s cash balance as at December 31, 2013 of $1.8 million combined with any cash proceeds raised through the sale of equity interests in Minco Silver would be sufficient to meet its cash requirements for the Company’s administrative overhead and to maintain its mineral interest throughout fiscal 2014.

Equity Investment in Minco Silver

As at December 31, 2013, the Company owns 13,000,000 common shares of Minco Silver (December 31, 2011 - 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property. This reflects ownership of 21.91% of Minco Silver as at December 31, 2013.

Comprehensive income (loss) on the investment in Minco Silver is as follows:

Year ended December 31,	2013	2012	2011
	$	$	$
Dilution gain (loss) in Minco Silver	(77,414)	(8,398)	8,710,000
Equity loss of Minco Silver	(656,132)	(1,032,816)	(1,443,391)
Cumulative translation adjustment	726,975	(72,395)	287,268
Comprehensive income (loss) from investment in Minco Silver	(6,571)	(1,113,609)	7,553,877

As at December 31, 2013 the closing share price for Minco Silver’s shares on the Toronto Stock Exchange was $0.70 (December 31, 2011 - $1.55 per share).

The following is a summary of Minco Silver’s balance sheet and reconciliation to carrying amounts as at December 31, 2013 and 2012.

	December 31, 2013	December 31, 2012
	$	$
Current assets	64,856,555	66,923,816
Mineral interests	27,369,966	21,012,566
Property, plant and equipment	483,281	572,583
Current liability	523,984	512,604
Shareholders' equity	92,185,818	87,996,361
Reconciliation to carrying amounts:
Minco Gold’s share in percentage	21.91%	22.02%
Minco Gold’s share in $	20,197,756	19,376,799
Differences between Minco Gold’s share and carrying value	(6,830,920)	(6,001,392)
Carrying value of investment in Minco Silver	13,368,836	13,375,407
Market value of Minco Silver shares	9,100,000	20,150,000

The following is a summary of Minco Silver’s income statement for the year ended December 31, 2013, 2012 and 2011.

Year ended December 31,	2013	2012	2011
	$	$	$
Administrative expenses	3,458,998	5,596,671	6,674,066
Net loss for the year	(2,987,033)	(4,676,550)	(5,970,842)
Other comprehensive income (loss) for the year	3,309,545	(327,801)	931,652
Comprehensive income (loss) for the year	322,512	(5,004,351)	(5,039,190)

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

E.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has contractual commitments requiring payments in the amounts as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Advanced from Mingzhong’s Minority Shareholders	167,920	167,920	-	-	-
Operating leases (1)	485,741	300,680	185,061	-	-
Other obligations (2)	4,136,564	4,136,564	-	-	-
Total contractual obligations	4,790,225	4,605,164	185,061	-	-
(1)	Office rental payments – Canada and China
(2)	Due to related parties and other financial liabilities

G.	SAFE HARBOR

We intend that all forward-looking statements we make will be subject to safe harbor protection of the federal securities laws pursuant to Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Readers are referred to the Risk Factors section of this Annual Report and the various other documents filed by the Company with the pertinent security exchange commissions, specifically the most recent quarterly reports, annual report and material change reports, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Item 6.        Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company as of March 28, 2014, with each position and office held by them in the Company, their terms of office and the period of service as such. Each director’s term of office expires at the next annual general meeting of shareholders to be held later this year. The Company is not party to any arrangement or understanding with a major shareholder, customer, supplier or others, pursuant to which any person referred to below was selected as a director or member of senior management.

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

The business background and principal occupations of the Company’s officers and directors are as follows:

Ken Z. Cai

President, Chief Executive Officer and Director

Dr. Cai, age 50, has served as president, chief executive officer and a director of the Company since February 29, 1996. Dr. Cai holds a Ph.D. in mineral economics from Queen's University in Kingston, Ontario. Dr. Cai has 25 years' experience in mineral exploration, project evaluation, corporate financing and company management. Dr. Cai is also currently the CEO and a director of Minco Base Metals and Minco Silver.

Robert Callander

Director

Mr. Callander, age 69, has been a director since August 1996. He holds an MBA from York University, Toronto, Ontario, Canada, as well as a Certified Financial Analyst accreditation from the Institute for Investment Management, Charlotte, Virginia. Mr. Callander has worked for Caldwell Securities Ltd. since 1992 and currently serves as a vice-president with that firm. Prior to his engagement with Caldwell Securities Ltd., Mr. Callander served as a corporate finance analyst with Burns Fry.

Michael Doggett

Director

Dr. Doggett, age 53, has been a director since July 2007. Dr. Doggett is a mineral economics consultant based in Vancouver. He is also an Adjunct Professor at the Department in Geological Sciences and Geological Engineering at Queen’s University. He holds degrees in geology and mineral economics from Mount Allison University and Queen’s University. Dr. Doggett has taught professional development seminars in exploration and project evaluation to more than 1,500 industry participants in a dozen countries and has carried out a range of consulting activities with mining companies, governments and international agencies. He currently sits as a Director of Murgor Resources Inc., Pacific Link Mining Corp., and Riverside Resources Inc.

Malcolm F. Clay

Director

Mr. Clay, age 72, was appointed a Director of the Company and Chairman of the Audit Committee on November 16, 2007. Mr. Clay is a Chartered Accountant (FCA) and was a partner of KPMG and its predecessor firms for 27 years, retiring in 2002. As a public accountant, he served as lead audit or concurring partner for public companies listed on both American and Canadian exchanges. He was the Partner-in-Charge of the KPMG Vancouver Audit practice for ten years. In 1997, he was elected as the non-executive Chairman of KPMG Canada. During his career he acted as an accountant and advisor for numerous private companies and is currently the Chairman of the audit committee for four TSX Venture Exchange listed companies. He currently sits as a Director of Powertech Uranium Corp., Hanwei Energy Services Corp., Oakmont Minerals Corp. and Wolverine Minerals Corp.

Peter Voulgaris,

Vice President Corporate Development

Mr. Voulgaris, age 43, possesses nearly two decades of international mining experience, including exploration, mine development, operations, and corporate development. He worked as a project geologist at Placer Dome in Australia for seven years, after which he joined Newmont Mines Ltd. as senior mine geologist for three years.

Between 2003 and 2010, Mr. Voulgaris served at Ivanhoe Mines Ltd. in a variety of senior management positions and was responsible for engineering studies and mine construction of the Oyu Tolgoi project in Mongolia and project evaluations for various mergers and acquisitions. Prior to joining the Minco Group of Companies, he worked as an independent consultant providing services in evaluations and financial analysis for mining projects to both private and publicly listed companies. Mr. Voulgaris holds a Bachelor of Geological Engineering with Honors from RMIT University, and a Masters in Engineering Science from Queensland University, both in Australia.

Ellen Wei

Chief Financial Officer

Mrs. Ellen Wei, age 52, has been with the Minco Group of Companies since 2005. She worked at Zhonghua Accounting Firm, a subsidiary of the Ministry of Finance of China, in Beijing for twelve years. Prior to joining the Company, she worked at Ernst & Young LLP as an auditor in Hong Kong and Los Angeles for three years. Mrs. Wei was appointed as the CFO of Minco Mining (China) Co., Ltd in Beijing in 2005 and was transferred to Minco's Vancouver office as controller of the Minco Group in January 2009. She has served as the Company's CFO since November 23, 2012. Mrs. Wei holds a Bachelor of Accounting from Remin University of China and is a Certified Public Accountant in China and in Washington State. She is also a member of the Institute of Chartered Accountants of British Columbia.

Directors and officers of the Company are required to file insider reports with the System for Electronic Disclosure by Insiders (“SEDI”) at www.sedi.ca and file their reports individually. To the best of the Company’s knowledge, as at December 31, 2013, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, 4,891,013 common shares of the Company, representing approximately 9.71% of the issued and outstanding common shares of the Company.

Family Relationships

There are no family relationships between any of our directors and executive officers.

B.	Compensation

Certain information about payments to the Company’s executive officers is set out in the following table:

Executive Officers

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2013 to the senior management of the Company:

Name and principal position	Year	Salary ($)	Share -based awards ($)	Option- based awards ($)(5)	Annual non-equity incentive plan compensation ($) (6)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
Ken Z. Cai Chairman and CEO(1)(2)	2013	83,333	N/A	137,234(7)	35,000	N/A	11,277	266,844
Ellen Wei CFO	2013	49,833	N/A	48,436(8)	4,000	N/A	Nil	102,269
Peter Voulgaris Vice President of Corporate Development	2013	74,034	N/A	50,525(9)	4,500	N/A	Nil	129,059
Ute Koessler Vice President Corporate Communications(3),(4)	2013	49,587	N/A	48,436(10)	Nil	N/A	Nil	98,023

(1)	As a management director of the Company, Dr. Cai does not collect any director's fees relating to his role as a director.
(2)	Fees are paid to MLK Capital Corporation and Sinocan Capital Limited, companies controlled by Dr. Cai.
(3)	Ms. Koessler ceased as Vice President Corporate Development of the Company effective August 1, 2013.
(4)	Fees paid to Clarus 360 Productions Incorporated, a company controlled by Ms. Koessler.
(5)	The Black Scholes valuation methodology was used to determine fair value on the date of grant.
(6)	Amounts represent bonus awarded to the NEO in respect of the financial year.
(7)	Represents options to purchase up to 425,000 common shares of the Company, which are exercisable at a price of $0.46 per common share and expire on January 14, 2018.
(8)	Represents options to purchase up to 150,000 common shares of the Company, which are exercisable at a price of $0.46 per common share and expire on January 14, 2018.
(9)	Represents options to purchase up to 200,000 common shares of the Company, which were exercisable at a price of $0.36 per common share with expire date February 18, 2018.
(10)	Represents options to purchase up to 150,000 common shares of the Company, which are exercisable at a price of $0.46 per common share and expire on January 14, 2018.

Directors' Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2013 to the non-management directors of the Company:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert M. Callander	17,000	N/A	48,435(1)	Nil	N/A	Nil	65,435
Malcolm Clay	16,748	N/A	40,363(2)	Nil	N/A	Nil	57,111
Michael Doggett	16,000	N/A	40,363(3)	Nil	N/A	Nil	56,363

(1)	Represents options to purchase up to 150,000 common shares of the Company, which are exercisable at a price of $0.46 per common share and expire on January 14, 2018.
(2)	Represents options to purchase up to 125,000 common shares of the Company, which are exercisable at a price of $0.46 per common share and expire on January 14, 2018.
54

(3)	Represents options to purchase up to 125,000 common shares of the Company, which are exercisable at a price of $0.46 per common share and expire on January 14, 2018.

Pension Plan Benefits

As of December 31, 2013, the Company did not have any defined benefit, defined contribution or deferred compensation plans for any of its senior officers or directors.

C.	Board Practices

Directors are elected annually at the annual general meeting of shareholders. The Company has no contract with any of its directors that provides for payment upon termination. The following table sets forth the date since which each current director has served as such:

Name of Director	Director Since
Ken Z. Cai	February 29, 1996
Robert Callander	August 23, 1996
Michael Doggett	July 16, 2007
Malcolm Clay	November 16, 2007

Audit Committee

The Company has an audit committee consisting of Messrs. Callander, Doggett and Clay. The board of directors has determined that Mr. Clay is an "audit committee financial expert" and is "independent" as such terms are used in Section 303A.02 of the NYSE Listed Company Manual. Please refer the section of this Annual Report entitled " Item 6: Directors, Senior Management and Employees - A. Directors and Senior Management" for Mr. Clay's complete bio.

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

Compensation Committee

The Company has a Compensation Committee consisting of Messrs. Callander, Doggett and Clay. The primary purpose of the Compensation Committee is to:

(a)	establish, review and recommend to the Board of Directors of Minco Gold compensation and incentive plans and programs; and
(b)	review and approve compensation and awards under compensation and incentive plans and programs for the CEO and senior officers with the intention of attracting, retaining and appropriately rewarding employees in order to motivate their performance in the achievement of the Company’s business objectives and align their interests with the long-term interests of the Company’s shareholders.

D.	EMPLOYEES

The Company currently shares offices in Vancouver and Beijing and 24 employees and consultants with Minco Silver, of which 9 are located in its Vancouver office, British Columbia and the other 15 are located in Beijing, China. In addition, the Company has 9 employees in China who are employed at the Longnan projects.

E.	SHARE OWNERSHIP

The following table sets forth, as at March 28, 2014, common stock held by the Company’s officers and directors and all outstanding options and warrants to purchase common shares of the Company held by those individuals.

Common Shares Owned by Officers and Directors

Name and Title	Common Shares Held	Percentage of Common Shares Outstanding at March 28, 2014	Stock Options Held
Ken Cai, President, Chief Executive Officer and Director	4,618,736(1)	9.14%	2,355,000(2)
Robert Callander, Director	30,277	< 1%	725,000(3)
Michael Doggett, Director	12,000	< 1%	600,000(4)
Malcolm Clay, Director	30,000	< 1%	600,000(5)
Ellen Wei, Chief Financial Officer	NIL	< 1%	410,000(6)
Peter Voulgaris, VP corporate development			270,000(7)
TOTAL	4,691,013	9.14%	4,960,000

Note:

(1) (2) (3) (4) (5) (6) (7)

3,634,052 common shares held by Pacific Canada Resources Inc., a private company, over which Dr. Cai exercises control or direction.

Represents 430,000 options exercisable at $0.26 and expires on January 17, 2019; 525,000 options exercisable at $0.45 and expire of December 4, 2017; 425,000 options exercisable at $0.46 and expire on January 14, 2018; 475,000 options exercisable at $0.67 and expire on March 28, 2017; and 500,000 options exercisable at $2.14 and expire January 14, 2016.

Represents 150,000 options exercisable at $0.26 and expires on January 17, 2019; 150,000 options exercisable at $0.45 and expire of December 4, 2017; 150,000 options exercisable at $0.46 and expire on January 14, 2018; 150,000 options exercisable at $0.67 and expire on March 28, 2017; and 125,000 options exercisable at $2.14 and expire January 14, 2016.

Represents 125,000 options exercisable at $0.26 and expires on January 17, 2019; 125,000 options exercisable at $0.45 and expire of December 4, 2017; 125,000 options exercisable at $0.46 and expire on January 14, 2018; 125,000 options exercisable at $0.67 and expire on March 28, 2017; and 100,000 options exercisable at $2.14 and expire January 14, 2016.

Represents 125,000 options exercisable at $0.26 and expires on January 17, 2019; 125,000 options exercisable at $0.45 and expire of December 4, 2017; 125,000 options exercisable at $0.46 and expire on January 14, 2018; 125,000 options exercisable at $0.67 and expire on March 28, 2017; and 100,000 options exercisable at $2.14 and expire January 14, 2016.

Represents 70,000 options exercisable at $0.26 and expires on January 17, 2019; 30,000 options exercisable at $0.45 and expire of December 4, 2017; 150,000 options exercisable at $0.46 and expire on January 14, 2018; 90,000 options exercisable at $0.67 and expire on March 28, 2017; and 70,000 options exercisable at $2.14 and expire January 14, 2016.

Represents 70,000 options exercisable at $0.26 and expires on January 17, 2019; and 200,000 options exercisable at $0.36 and expire of February 18, 2018.

Stock Option Plan

The Company adopted the Option Plan for certain directors, employees and consultants (collectively, the "Eligible Persons") of the Company or any of its affiliates. The Option Plan provides that Options may be granted to Eligible Persons on terms determined within the limitations set out in the Option Plan. The maximum number of common shares to be reserved for issuance at any one time under the Option Plan is 15% of the issued and outstanding common shares of the Company. As of the date of this Annual Report, there were 7,156,167 issued and outstanding Options, representing 14.2% (calculate as of date of filing) of the total amount issuable under the Option Plan. Under the terms of the Option Plan, the maximum number of common shares that may be reserved for issuance to insiders of the Company as a group within any 12 month period shall not exceed 10% of the number of common shares then outstanding. In addition, the aggregate number of common shares issuable to insiders under the plan and any other security based compensation arrangement of the Company shall not exceed 10% of the issued and outstanding common shares of the Company. The exercise price for an Option granted under the Option Plan may not be less than the Market Price (as such term is defined in the Option Plan) of the Company's common shares on the date of the grant. Options granted under the Option Plan are subject to vesting requirements. One third of the Options granted vest within six months of the grant date, one third of the Options granted vest within 12 months of the grant date and the final one third of the Options granted vest within 18 months of the grant date. Options granted under the plan may include stock appreciation rights ("SARs"). A SAR granted under the Option Plan shall entitle the Eligible Person to elect to surrender to the Company an unexercised Option, or any portion thereof, and to receive from the Company in exchange for that number of shares having an aggregate value equal to the excess of the market value of one share over the purchase price of one share specified in such Option, multiplied by the number of shares called for by the option, or portion thereof, which is so surrendered. To date, no SARs have been issued under the Option Plan.

Options will be granted for a period which may not exceed five years from the date of grant (unless otherwise extended in accordance with the terms of the Option Plan) but will expire within 30 days of an Eligible Person ceasing to be a director, employee of or consultant to the Company in most circumstances. In cases of death, Options granted shall be exercisable by the Eligible Person's heirs or legal representatives within 12 months of the Eligible Person's death. No rights under the Option Plan and no Options awarded pursuant to the provisions of the Option Plan are assignable or transferable by any Eligible Person.

Item 7.         Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS

As of March 28, 2014, the Company believes that 4,631,107 (approximately 9.11%) of the 50,498,215 issued and outstanding common shares were held by 44 registered shareholders with addresses in the United States and 31 (approximately 79.97%) outstanding commons were held by 31 registered shareholders with addresses in Canada.

As far as known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. The following table sets forth, as of March 28, 2014, information with respect to (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company’s outstanding voting securities and (ii) the total amount of any class of the Company’s voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class
Common shares	Ken Z. Cai	4,618,736	9.14%(1)
Common shares	IDG – Accel China Growth Fund II LP	5,040,000	9.97%

(1)	3,634,052 common shares are held by Pacific Canada Resources Inc., a private company, over which Dr. Cai exercises control or direction.

The voting rights of our major shareholders do not differ from the voting rights of holders of our Company's common shares.

To the extent known to the Company, as at March 28, 2014, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other legal person(s).

B.	Related Party Transactions

Shared expenses

Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing and Minco Silver, Minco Base Metals Corporation (“MBM”) and Minco Gold share offices and certain administrative expenses in Vancouver.

At December 31, 2013, the Company had $3,584,387 due to Minco Silver (December 31, 2012 – $1,250,129) and consisted of the following:

Amount due from Foshan Minco as at December 31, 2013 of $15,847 (December 31, 2012 - $1,075,820), representing the expenditures incurred by Minco China on behalf of Foshan Minco and shared office expenses.

Amount due to Minco Silver as at December 31, 2013 was $3,600,234 (December 31, 2012 – $2,325,949) representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada net of shared head office expenses.

The amounts due are unsecured, non-interest bearing and payable on demand.

At December 31, 2013, the Company has $67,418 due from MBM (December 31, 2012 - $10,768), in relation to shared office expenses. In management’s opinion, the Company is related to MBM through one common director and common management.

The amounts due are unsecured, non-interest bearing and payable on demand.

Funding of Foshan Minco

Minco Silver cannot invest directly in Foshan Minco as Foshan Minco is legally owned by Minco China. All funding supplied by Minco Silver for exploration of the Fuwan Project must first go through Minco China via the Company to comply with Chinese Law. In the normal course of business, Minco Silver uses trust agreements when providing cash, denominated in US dollars, to Minco China via the Company for the purpose of increasing the registered capital of Foshan Minco. Minco China is a registered entity in China; however it is classified as being a WOFE and therefore can receive foreign investment. Foshan Minco is a Chinese company with registered capital denominated in RMB and can only receive domestic investment from Minco China. Increases to the registered capital of Foshan Minco must be denominated in RMB.

On August 12, 2011, the Company, Minco Gold and Minco China, entered into a trust agreement pursuant to which Minco Gold and Minco China confirmed that they had received US$10 million from Minco Silver and Minco China was required to exchange these US dollar funds into RMB in order to increase Foshan Minco’s registered share capital. As at December 31, 2013, all the funds has been transferred from Minco China to Minco Yinyuan Co. and Foshan Minco, and this trust agreement was effectively settled.

During the year ended December 31, 2013, Minco Silver advanced US$20 million to Minco China via the Company and Minco Resources in accordance with a trust agreement signed on April 30, 2013, under which Minco Silver agreed to advance US$20 million to Minco China to increase Foshan Minco’s registered share capital. As at December 31, 2013, Minco China held the US$12,526,138 ($13,399,210) and RMB 14,613,570 ($2,556,161) in trust for Minco Silver.

Key Management compensation

Key management includes the Company’s directors and senior management. This compensation is included in exploration costs, and administrative expenses.

For the year ended December 31, 2013, 2012 and 2011, the following compensation was paid to key management.

	For the year ended December 31,
	2013	2012	2011
	$	$	$
Cash remuneration	341,537	339,714	447,419
Share-based compensation	736,294	601,838	1,371,160
Total	1,077,831	941,552	1,818,579

The above transactions were conducted in the normal course of business.

C.	INTEREST OF EXPERTS and COUNSEL

Not Applicable.

Item 8.         Financial Information

Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

Audited consolidated financial statements for the Company as at December 31, 2013 and 2012 and for the year ended December 31, 2013 (in Canadian dollars) with comparative figures for the years ended December 31, 2012 and 2011.

Audited consolidated financial statements of Minco Silver Corporation as at December 31, 2013 and 2012 and for the year ended December 31, 2013 (in Canadian dollars) with comparative figures for the years ended December 31, 2012 and 2011.

Dividend Policy

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

Legal Proceedings

Minco China commenced legal action seeking compensation for breach of the JV Agreement by the 208 Team on March 19, 2012. On March 25, 2013, Minco China settled its claim against the 208 Team relating to the JV Agreement for a settlement amount of RMB 14 million ($2.3 million). As at the date of this Annual Report, Minco China has received RMB 9 million ($1.5 million). Minco China has reserved the right to take further legal action.

Significant Changes

There have been no significant changes since the date of the annual financial statements included in this document.

Item 9.         The Offer and Listing

Since February 24, 1998, the Company’s common shares have been listed on the TSX, currently under the trading symbol "MMM". The Company began trading on the NYSE MKT on November 22, 2005, currently under the trading symbol "MMK". On February 1, 2007, the trading symbol in the NYSE MKT was changed from “MMK” to “MGH.” The following tables set forth the reported high and low prices of the Company’s common shares for the five most recent fiscal years (Table A), each quarterly period for the past two fiscal years (Table B) and each month for the past six months (Table C).

Table A

High and low price for the five most recent fiscal years.

YEAR ENDED DECEMBER 31,	TSX (cdn$) High	TSX (cdn$) Low	NYSE MKT (US$) High	NYSE MKT (USD$) Low
2013	0.50	0.14	0.52	0.12
2012	0.97	0.35	0.98	0.34
2011	2.85	0.64	2.97	0.62
2010	2.85	0.70	2.86	0.65
2009	1.35	0.46	1.30	0.35

Table B

High and low prices for each quarterly period for the past two fiscal years ended December 31, 2013 and 2012.

Quarter Ended	TSX (cdn$) High	TSX (cdn$) Low	NYSE MKT (USD$) High	NYSE MKT (USD$) Low
December 31, 2013	0.22	0.16	0.22	0.12
September 30, 2013	0.32	0.17	0.31	0.15
June 30, 2013	0.39	0.14	0.43	0.15
March 31, 2013	0.50	0.34	0.52	0.32
December 31, 2012	0.73	0.36	0.75	0.37
September 30, 2012	0.85	0.35	0.88	0.34
June 30, 2012	0.71	0.43	0.73	0.42
March 31, 2012	0.97	0.65	0.98	0.65

Table C

High and low prices for each month for the past six months.

MONTH/year	TSX (cdn $) High	TSX (cdn $) Low	NYSE MKT (USD $) HigH	NYSE MKT (USD $) Low
February 2014	0.68	0.45	0.62	0.42
January 2014	0.51	0.18	0.43	0.16
December 2013	0.20	0.17	0.19	0.12
November 2013	0.21	0.16	0.21	0.15
October 2013	0.22	0.17	0.22	0.16
September 2013	0.26	0.20	0.25	0.19
59

Item 10.         Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents. See the section of this Annual Report entitled "Exchange Controls" below for a discussion of the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

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

C.	Material Contracts

The only material contract not in the ordinary course of business entered into by the Company during the most recent two financial years was:

1.	On April 30, 2013, the Company entered into a Trust Agreement with Minco Silver and Minco China regarding interests in Foshan Minco held by Minco China in trust for Minco Silver. Minco Silver advanced US$20,000,000 to the Company for the purposes of investment in Foshan Minco to increase Foshan Minco’s registered capital.
60

D.	Exchange Controls

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

Chinese Currency

The Renminbi currently is not a freely convertible currency. Although the Chinese central government's policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration of Foreign Exchange and other relevant authorities. The People's Bank of China (PBOC), sets and publishes a daily Base Exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day.

The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and US$, has been based on rates set by the PBOC, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates in the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable.

On July 21, 2005, China government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar. China’s government has since made and in the future may make further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

61

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

United States Tax Consequences

The following summarizes the principal U.S. federal income tax consequences to the holding and disposition of common shares in the capital of the Company by US Holders and who holds their shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code ("the Code").

US Holders

As used herein, a "US Holder" includes a holder of Common Shares who is a citizen or resident of the United States, a corporation (including any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof, and an estate whose income is subject to US federal income taxation regardless of its source, or a trust (a) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US Holder is a partner in a partnership that holds the common shares, the US Holder should consult its tax advisor regarding the specific tax consequences of owning and disposing of its shares. A US Holder does not include: (1) those who own (directly, or indirectly by attribution) 10% or more of the share capital or voting power of the Company; (2) are persons subject to the alternative minimum tax; (3) persons holding the shares as part of a straddle, hedging or conversion transaction and (4) persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

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

62

Dividends and Other Distributions on the Common Shares

Subject to the passive foreign investment company rules discussed below under "Passive Foreign Investment Company," the gross amount of all our distributions to a US Holder with respect to the common shares (including any Canadian taxes withheld there from) will be included in the US Holder’s gross income as foreign source ordinary dividend income on the date of receipt by the US Holder, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a US Holder’s tax basis in its common shares, and to the extent the amount of the distribution exceeds the US Holder’s tax basis, the excess will be taxed as capital gain. We do not currently, and we do not intend to, calculate our earnings and profits, if any, under US federal income tax principles. Therefore, a US Holder should expect that a distribution, if any, will be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other US corporations.

With respect to non-corporate US Holders for taxable years beginning before January 1, 2012, dividends may constitute "qualified dividend income" that is taxed at the lower applicable capital gains rate provided that (1) the common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) the US Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. US Treasury guidance indicates that our common shares, which are listed on NYSE MKT Equities, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will be considered readily tradable on an established securities market in later years. US Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares. There can be no assurance that the Company’s dividends will be qualifying dividend income because there can be no assurance of the Company’s PFIC status in either the year of the distribution or the year preceding the distribution.

Subject to certain limitations, Canadian taxes withheld from a distribution to a US Holder will be eligible for credit against such US Holder’s US federal income tax liability. If a refund of the tax withheld is available to the US Holder under the laws of Canada or under the income tax treaty between the United States and Canada, the amount of tax withheld that is refundable will not be eligible for such credit against the US Holder’s US federal income tax liability (and will not be eligible for the deduction against the US Holder’s US federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to common shares generally will constitute "passive category income" but could, in the case of certain US Holders, constitute "general category income." The rules relating to the determination of the US foreign tax credit are complex, and US Holders should consult their tax advisors to determine whether and to what extent a credit would be available. A US Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year may instead claim an itemized deduction for all foreign taxes paid in that taxable year.

Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of the Company’s common shares, a US Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition of the common shares and the US Holder’s adjusted tax basis in the common shares. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the US Holder has held the common shares for more than one year. Net long-term capital gains of non-corporate US Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a US Holder recognizes generally will be treated as gain or loss from sources within the United States for purposes of the US foreign tax credit limitation discussed above.

If the Company pays distributions on the Common Shares in Canadian dollars, the US dollar value of such distributions should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distributions, regardless of whether the Canadian dollars are converted into US dollars at that time. If Canadian dollars are converted into US dollars on the date of actual or constructive receipt of such distributions, a US Holder’s tax basis in such Canadian dollars will be equal to their US dollar value on that date and, as a result, the US Holder generally will not be required to recognize any foreign currency exchange gain or loss. Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as US source ordinary income or loss for purposes of the U.S. foreign tax credit limitation discussed above.

63

Passive Foreign Investment Companies

We believe we were not a passive foreign investment company ("PFIC") for US federal income tax purposes for our taxable year ended December 31, 2013. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

There can be no assurance that in any given year 75% or more of the Company's gross income will not be passive income and we will not become a PFIC in that or any future taxable year.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

A determination of the Company’s PFIC status should be done on an annual basis (assuming that we can continue to be a publicly traded entity). As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our common shares (assuming that we continue to a publicly traded corporation for purposes of the applicable PFIC rules), our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for any year. If we are a PFIC for any year during which a US Holder holds common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such US Holder holds common shares, absent a special election. For instance, if we cease to be a PFIC, a US Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares. If we are a PFIC for any taxable year and any of our non-US subsidiaries is also a PFIC, a US Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. US Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain gains from the sales of commodities, annuities and gains from assets that produce passive income.

If we are a PFIC for any taxable year during which a US Holder holds common shares, such US Holder will be subject to special tax rules with respect to any "excess distribution" that it receives and any gain it realizes from a sale or other disposition (including a pledge) of the common shares, unless the US Holder makes a "mark-to-market" election as discussed below. Distributions received by a US Holder in a taxable year that are greater than 125% of the average annual distributions such US Holder received during the shorter of the three preceding taxable years or its holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

▪                     the excess distribution or gain will be allocated ratably over the US Holder’s holding period for the common shares,

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

The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if the US Holder holds the common shares as capital assets.

Alternatively, a US Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election with respect to shares of a PFIC to elect out of the tax treatment discussed above. If a US Holder makes a valid mark-to-market election for the common shares, the US Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over its adjusted basis in such common shares. The US Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A US Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. If a US Holder makes such an election, the tax rules that ordinarily apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for "qualified dividend income" discussed above under "Dividends and Other Distributions on the Common Shares" would not apply.

64

The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including NYSE MKT Equities, or other market, as defined in applicable US Treasury regulations. We expect that our common shares will continue to be listed on NYSE MKT Equities and, consequently, the mark-to-market election would be available to US Holders of common shares were we to be a PFIC.

If a non-US corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a "qualified electing fund" election to include its share of the corporation’s ordinary earnings and net capital gain income on a current basis. However, a US Holder can make a qualified electing fund election with respect to its common shares only if we furnish the US Holder annually with certain tax information. We intend to prepare or provide such information.

A US Holder that holds common shares in any year in which we are a PFIC will be required to file IRS Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

US Holders are urged to consult their tax advisors regarding the application of the PFIC rules to the ownership and disposition of common shares.

Other Consequences

To the extent a shareholder is not subject to the tax regimes outlined above with respect to foreign corporations that are PFICs, the following discussion describes the United States federal income tax consequences arising from the holding and disposition of the Company’s common shares.

Foreign Tax Credit

A US Holder may be entitled to claim a US foreign tax credit for, or deduct, Canadian taxes that are withheld on distributions received by the US Holder, subject to applicable limitations in the Code. Dividends paid on the common shares will be "passive category income" or "general category income" for US foreign tax credit purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each US Holder. A US Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes paid for a given taxable year may instead claim a deduction for all foreign paid in that taxable year. US Holders are urged to consult their tax advisors regarding the availability of the US foreign tax credit in their particular circumstances.

Information Reporting and Backup Withholding

Dividends on common shares and the proceeds of a sale or redemption of a common share may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28%, unless the conditions of an applicable exemption are satisfied. Backup withholding will not apply to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status can provide such certification on IRS Form W-9. US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder’s US federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

US HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE US FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts
65

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

•	Minco China, incorporated in China on May 12, 2004, for the purposes of managing Minco Gold’s projects in China, enhancing the Company’s management team in China, and expanding upon certain mining activities (such as staking) in China. This company currently has 14 full time and part time employees.
•	Minco Silver, incorporated on August 20, 2004, under the laws of British Columbia. Minco Silver was a 100% owned subsidiary of the Company. This company was incorporated to acquire and develop silver projects in China and is currently involved with the development of the Fuwan silver property in Guangdong Province, China.

At December 31, 2004, the Company owned a 70% interest in Minco Silver but following a subsequent financing by Minco Silver, Minco Gold’s interest decreased to 55.56%. On December 2, 2005, Minco Silver became a reporting issuer listed on the Toronto Stock Exchange ("TSX") under the trading symbol "MSV". The Company currently owns 13,000,000 common shares of Minco Silver or 21.91% of the issued and outstanding common shares of Minco Silver. Minco Silver and GGB agreed pursuant to the Amending Contract that, subject to the payment of the applicable purchase price, Minco Silver (through Minco China) would hold a 100% interest in the Fuwan Permits, subject to GGB retaining a 10% net profit interest in the properties subject to the Fuwan Permits.

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

Year Ended December 31, 2013

The following table sets forth the principal components of the balance sheet at December 31, 2013 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate
	$	RMB
Cash and cash equivalents	252,017	8,837,293	1,797,809	154,579
Receivables (including due from Minco Base Metal)	79,361	4,023,087	783,067	70,371
Prepaid expenses and deposits	103,622	86,200	118,700	1,508
Current liabilities	3,670,315	3,625,549	4,304,484	63,417

The following table sets forth the principal components of statement of operations for the year ended December 31, 2013 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate $
	$	RMB
Exploration costs	92,053	4,951,209	927,958	83,591
Administrative expenses	2,082,675	3,933,015	2,734,091	65,142
Other gains (losses), net	(734,911)	8,763,883	718,744	145,336
66

Year Ended December 31, 2012

The following table sets forth the principal components of the balance sheet at December 31, 2012 showing the sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate $
	$	RMB
Cash and cash equivalents	81,812	1,148,641	263,054	18,124
Short-term investment	6,250	32,000,000	5,055,480	504,923
Receivables (including due from Minco Base Metals)	38,794	318,679	89,078	5,028
Prepaid expenses and deposits	84,173	347,225	138,961	5,479
Current liabilities	2,408,087	39,922,090	8,707,331	629,924

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

At the end of the period covered by this report, the fiscal year ended December 31, 2013, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the CEO and CFO, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Management concluded that the disclosure controls and procedures were effective as at December 31, 2013.

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

67

The control framework used to design the Company’s internal control over financial reporting is the Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management has evaluated the effectiveness of design and operation of the Company’s internal controls over financial reporting as at December 31, 2013. Based on the result of this assessment, management has concluded that the Company’s internal controls over financial reporting are effective.

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

(d)	Changes in internal controls over financial reporting

During the year ended December 31, 2013, there have been no material changes in the Company’s internal controls over financial reporting.

Item 16A         Audit Committee Financial Expert

The Company’s board of directors has determined that the Company has at least one audit committee financial expert serving on its audit committee and that the individual is "independent". Mr. Malcolm F. Clay, Chairman of the Audit Committee serves as the Audit Committee’s financial expert. He is a Chartered Accountant, with over 30 years' experience in both public and private companies.

Item 16B         Code of Ethics - BOARD OF DIRECTORS AND officers

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
68

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

Item 16C         Principal Accountant Fees and Services

During the past two fiscal years, the Company has paid the following fees to its principal accountants, PricewaterhouseCoopers LLP.

	2013	2012
Audit fees (1)	91,023	117,996
Audit-related fees (2)	8,000	3,250
Tax fees (3)	-	-
All other fees (4)	-	6,500
Total	99,203	127,746

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

It is within the mandate of the Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

Item 16D         ExemptionS from the Listing Standards

for Audit CommitteeS

Each member of the Audit Committee is "independent" from management.

Item 16E         PurchaseS of Equity SecuritIES by the Issuer and Affiliate PurchaserS

None.

Item 16F         Change in Registrant’s certifying accountant

Not Applicable.

69

Item 16G         Corporate Governance

Not Applicable.

Item 16H         Mine Safety

Not Applicable.

PART III

Item 17.         Financial Statements

Not applicable . Please see Item 18.

Item 18.         Financial Statements

Attached hereto.

Financial Statement

Document	Page

Audited consolidated Financial Statements of the Company as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, including the Report of Independent Auditors

Audited consolidated Financial Statements of Minco Silver as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, including Report of Independent Auditors

73-105 106-135
71

Item 19. Exhibits

Exhibit Number	Description
1.1*	Articles of Incorporation of Minco Gold Corporation
1.2*	Notice of Articles of Minco Gold Corporation
4.1*	Joint Venture agreement dated April 16, 2004 between Guangdong Geological Exploration and Development, the Company, Zhuhai Zhenjie Development Ltd and Foshan Baojiang Nonferrous Metals Corporation and Fushan Baojiang Nonferrous Metals Corporation
4.2*	Joint Venture agreement dated September 28, 2004 between Guangdong Geological Exploration and Zhenjie Development Ltd., Foshan Baojiang Nonferrous Metals Corp. and Guangdong Gold Corporation
4.3*	Confirmation agreement dated August 24, 2006 among the Company, Minco Silver and Minco China
4.4*	Assignment Agreement dated March 10, 2010 among the Company, Minco Silver and Minco China.
4.5*	Cost Sharing Agreement dated March 10, 2010 between the Company and Minco Silver.
4.6*	Co-operation Framework Agreement dated December 16, 2010 between Minco China, Inner Mongolia Urat Middle Banner Tugurige Gold Mine and The 208 Team of China National Nuclear Corporation
4.7*	Supplementary Agreement to the Co-operation Framework Agreement dated December 24, 2010 between Minco China, Inner Mongolia Urat Middle Banner Tugurige Gold Mine and The 208 Team of China National Nuclear Corporation.
4.8*	Trust Agreement dated June 9, 2011 between the Company, Minco Silver Corporation and Minco China.
4.9*	Share Exchange Agreement dated December 17, 2012 between the Company and Minco Resources Limited.
4.10	Trust Agreement dated April 30, 2013 between the Company, Minco Silver Corporation and Minco China.
4.11*	Minco Gold Corporation Stock Option Plan
7.1	Audit Committee Charter
8.1	List of Significant Subsidiaries of the Company as at March 28, 2014
12.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Glossary of Geological Terms

* Incorporated by reference from our Form 20-Fs filed in prior years.

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(Canadian dollars)

73

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

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

Dr. Ken Cai	Ellen Wei, C.A.
President and CEO	Chief Financial Officer

Vancouver, Canada

March 26, 2014

Independent Auditor’s Report

To the Shareholders of Minco Gold Corporation

We have audited the accompanying consolidated financial statements of Minco Gold Corporation, which comprise the consolidated statements of financial position as at December 31, 2013 and

December 31, 2012 and the consolidated statements of Income (loss), comprehensive income (loss),

changes in equity and cash flows for each of the three years in the period ended December 31, 2013 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Minco Gold Corporation as at December 31, 2013 and December 31, 2012 and its financial performance and cash flows for each of the three years in the period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting

Standards Board.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

March 26, 2014

Index

Page

Consolidated Financial Statements		77-81

	Consolidated Statements of Financial Position	77
	Consolidated Statements of Income (Loss)	78
	Consolidated Statements of Comprehensive Income (Loss)	79
	Consolidated Statements of Changes in Equity	80
	Consolidated Statements of Cash Flow	81

Notes to the Consolidated Financial Statements		82-105

1	General information and liquidity risk	82
2	Basis of preparation	82
3	Summary of significant accounting policies	82
4	Critical accounting estimates and judgments	89
5	Cash and short-term investments	89
6	Property, plant and equipment	90
7	Mineral interests	91
8	Equity investment in Minco Silver Corporation	92
9	Gain on legal settlement	94
10.	Non-controlling interest	94
11	Share capital	95
12	Income tax	98
13	Earnings (loss) per share	99
14	Commitments	99
15	Related party transactions	100
16	Geographical information	101
17	Financial instruments and fair values	102
18	Capital management	105
19	Subsequent event	105

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Statements of Financial Position

(in Canadian dollars)

	December 31,	December 31,
	2013	2012
Assets	$	$
Current assets
Cash (note 5)	1,797,809	263,054
Short-term investments (note 5)	-	5,055,480
Marketable securities	-	1,470
Receivables (note 9)	715,649	78,311
Due from related parties (note 15)	67,418	10,768
Prepaid expenses and deposits	67,423	138,961
	2,648,299	5,548,044

Long-term deposit	51,277	51,277
Property, plant and equipment (note 6)	177,943	197,269
Equity investment in Minco Silver (note 8)	13,368,836	13,375,407
	16,246,355	19,171,997
Liabilities
Current liabilities
Accounts payable and accrued liabilities	552,177	372,537
Accounts payable for Changkeng permit (note 7(a))	-	4,610,543
Advance from non-controlling interest (note 7(a))	167,920	2,474,123
Due to related party (note 15)	3,584,387	1,250,129
	4,304,484	8,707,332
Equity
Equity attributable to owners of the parent
Share capital (note 11(a))	41,758,037	41,758,037
Contributed surplus	8,933,012	7,939,681
Accumulated other comprehensive income	1,102,818	173,246
Deficits	(44,976,192)	(41,831,667)
	6,817,675	8,039,297
Non-controlling interests	5,124,196	2,425,368
Total equity	11,941,871	10,464,665
	16,246,355	19,171,997
Commitments (note 14) Subsequent event (note 19)

Approved by the Board of Directors

(signed) Malcolm Clay Director	(signed) Robert Callander Director

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Statements of Income (Loss)

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars, except per share data)

	2013	2012	2011
	$	$	$
Exploration recovery (note 7(a))	(622,293)	-	-
Exploration costs (note 7)	1,550,251	1,617,289	1,963,874
	927,958	1,617,289	1,963,874
Administrative expenses (note 15)
Accounting and audit	111,905	164,843	246,900
Amortization	66,746	60,689	71,919
Consulting	30,453	85,932	122,654
Directors' fees	49,749	53,000	48,527
Foreign exchange loss (gain)	19,692	(872)	(17,149)
Investor relations	116,814	182,290	449,813
Legal and regulatory	132,506	269,795	257,354
Office and miscellaneous	360,894	283,161	316,359
Property investigation	112,863	12,748	117,605
Salaries and benefits	655,585	679,310	369,242
Share-based compensation (note 11(b))	993,331	957,305	2,264,809
Travel and transportation	83,553	79,364	63,782
	2,734,091	2,827,565	4,311,815
Operating loss	(3,662,049)	(4,444,854)	(6,275,689)
Gain on legal settlement (note 9)	1,343,638	-	-
Gain on sale of exploration permit (note 7(b))	-	442,796	-
Loss on marketable securities	(1,470)	(9,030)	(14,700)
Finance expense	-	-	(351,992)
Finance income	110,122	180,870	238,218
Loss for the year before loss from equity investment and dilution gain (loss)	(2,209,759)	(3,830,218)	(6,404,163)
Share of loss from equity investment in Minco Silver (note 8)	(656,132)	(1,032,816)	(1,443,391)
Dilution gain (loss) (note 8)	(77,414)	(8,398)	8,710,000
Net income (loss) for the year	(2,943,305)	(4,871,432)	862,446
Net income (loss) attributable to:
Shareholders of the Company	(3,144,525)	(4,881,771)	891,422
Non-controlling interest	201,220	10,339	(28,976)
	(2,943,305)	(4,871,432)	862,446
Earnings (loss) per share (note 13):
Basic	(0.06)	(0.10)	0.02
Diluted	(0.06)	(0.10)	0.02
Weighted average number of common shares outstanding: Basic	50,348,215	50,348,215	50,228,592
Diluted	50,348,215	50,348,215	51,580,329

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

	2013	2012	2011
	$	$	$
Net income (loss) for the year	(2,943,305)	(4,871,432)	862,446
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Cumulative translation adjustment from Minco Silver investment	726,975	(72,395)	251,688
Exchange differences on translation from functional to presentation currency	126,295	(10,484)	67,689

Total comprehensive income (loss) for the year	(2,090,035)	(4,954,311)	1,181,823
Comprehensive income (loss) attributable to:
Shareholders of the Company	(2,214,953)	(4,964,650)	1,210,799
Non-controlling interest	124,918	10,339	(28,976)
	(2,090,035)	(4,954,311)	1,181,823

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013, 2012 and 2011

(in Canadian dollars)

	Attributable to equity owner of the Company
	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficits	Subtotal	Non - controlling interest	Total equity
		$	$	$	$	$	$	$
Balance – January 1, 2011	49,514,882	40,335,033	5,355,953	(63,252)	(37,841,318)	7,786,416	2,444,005	10,230,421
Net income (loss) for the year	-	-	-	-	891,422	891,422	(28,976)	862,446
Cumulative translation adjustment	-	-	-	319,377	-	319,377	-	319,377
Share-based compensation	-	-	2,264,809	-	-	2,264,809	-	2,264,809
Proceeds on issuing shares from exercise of options	833,333	1,423,004	(638,386)	-	-	784,618	-	784,618
Balance – December 31, 2011	50,348,215	41,758,037	6,982,376	256,125	(36,949,896)	12,046,642	2,415,029	14,461,671
Balance - January 1, 2012	50,348,215	41,758,037	6,982,376	256,125	(36,949,896)	12,046,642	2,415,029	14,461,671
Net income (loss) for the year	-	-	-	-	(4,881,771)	(4,881,771)	10,339	(4,871,432)
Cumulative translation adjustment	-	-	-	(82,879)	-	(82,879)	-	(82,879)
Share-based compensation	-	-	957,305	-	-	957,305	-	957,305
Balance - December 31, 2012	50,348,215	41,758,037	7,939,681	173,246	(41,831,667)	8,039,297	2,425,368	10,464,665

Balance - January 1, 2013	50,348,215	41,758,037	7,939,681	173,246	(41,831,667)	8,039,297	2,425,368	10,464,665

Net income (loss) for the year	-	-	-	-	(3,144,525)	(3,144,525)	201,220	(2,943,305)
Contribution from non-controlling interest (note 7)	-	-	-	-	-	-	2,573,910	2,573,910
Cumulative translation adjustment	-	-	-	929,572	-	929,572	(76,302)	853,270
Share-based compensation	-	-	993,331	-	-	993,331	-	993,331
Balance - December 31, 2013	50,348,215	41,758,037	8,933,012	1,102,818	(44,976,192)	6,817,675	5,124,196	11,941,871

The accompanying notes are an integral part of these consolidated financial statements

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Statements of Cash Flow

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

	2013	2012	2011
Cash flow provided by (used in)	$	$	$
Operating activities
Net income (loss) for the year	(2,943,305)	(4,871,432)	862,446
Adjustments for:
Amortization	66,746	60,689	71,919
Equity loss on investment in Minco Silver	656,132	1,032,816	1,443,391
Dilution loss (gain)	77,414	8,398	(8,710,000)
Foreign exchange loss (gain)	21,496	(3,032)	11,255
Gain from legal settlement (note 9)	(1,343,638)	-	-
Gain on sale of exploration permits (note 7(b))	-	(442,796)	-
Share-based compensation (note 11 (b))	993,331	957,304	2,264,809
Unrealized loss on marketable securities	1,470	9,030	14,700
Changes in items of working capital:
Receivables	65,139	(31,209)	5,663
Due to/from related parties	1,034,808	10,732	(329,029)
Prepaid expenses and deposits	75,151	38,336	(43,323)
Accounts payable for Changkeng permit	(4,711,920)	-	-
Accounts payable and accrued liabilities	(36,317)	(145,645)	(191,235)
Net cash used in operating activities	(6,043,493)	(3,376,809)	(4,599,404)
Investing activities
Loan receivable	(1,641,900)	-	8,937,482
Proceeds from loan receivable (note 7(a))	1,641,900	-	-
Proceeds from legal settlement (note 9)	801,395	-	-
Proceeds from sales of exploration permits (note 7(b))	-	442,796	-
Property, plant and equipment	(29,301)	(13,678)	(15,041)
Purchase of short-term investments	-	(5,066,771)	-
Redemption of short-term investments	5,205,562	-	293,770
Net cash generated from (used in) investing activities	5,977,656	(4,637,653)	9,216,211
Financing activities
Advanced from minority shareholders	159,417	-	1,597,438
Proceeds from issuance of shares	-	-	784,618
Advanced from Minco Base Metals	-	-	(7,483,798)
Advanced from Minco Silver Corporation	1,300,000	1,661,832	700,000
Net cash generated from (used in) financing activities	1,459,417	1,661,832	(4,401,742)
Effect of exchange rate changes on cash	141,175	(81,121)	477,908
Increase (decrease) in cash	1,534,755	(6,433,751)	692,973
Cash - Beginning of year	263,054	6,696,805	6,003,832
Cash - End of year	1,797,809	263,054	6,696,805
Cash paid for income tax	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

1.	General information and liquidity risk

Minco Gold Corporation (“Minco Gold” or the “Company”) was incorporated in 1982 under the laws of British Columbia, Canada as Cap Rock Energy Ltd. The Company changed its name to Minco Gold in 2007. The Company is an exploration stage enterprise engaged in exploration and evaluation of gold-dominant mineral properties and projects in China. The registered office of the Company is 2772 – 1055 West Georgia Street, British Columbia, Canada. The Company has listed its common shares on the Toronto Stock Exchange (“TSX”) under the symbol “MMM”, and the NYSE MKT under the symbol “MGH”.

As at December 31, 2013, Minco Gold owned a 21.91% (December 31, 2012 – 22.02%) equity interest in Minco Silver Corporation (“Minco Silver”). Minco Silver was incorporated in British Columbia, Canada.

The Company is an exploration company and therefore has no source of revenues. As such, during the year ended December 31, 2013, the Company incurred a net loss of $2,943,305, had accumulated deficit of $44,976,192 and a working capital deficit of $1,656,185. As discussed in Note 17, the Company is exposed to liquidity risk, which is the risk that the Company may encounter difficulty in settling its commitments when due. In managing this risk, management determined that the Company’s cash balance as at December 31, 2013 of $1.8 million combined with any cash proceeds raised through the sale of equity interests in Minco Silver would be sufficient to meet its cash requirements for the Company’s administrative overhead and to maintain its mineral interest throughout fiscal 2014.

2.	Basis of preparation

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were approved by the board of directors for issue on March 26, 2014.

3.	Summary of significant accounting policies

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

Consolidation

The consolidated financial statements include the accounts of Minco Gold, its wholly-owned Chinese subsidiaries Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Tibet Minco Mining Co. Ltd. (“Tibet Minco”) and Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”); its wholly owned Hong Kong subsidiary Minco Resources Limited (“Minco Resources”) and its 51% interest in Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”).

Information about subsidiaries

Name	Principal activities (ownership interest)	Country of Incorporation
Minco China.	Exploring and evaluating mineral properties (100%)	China
Yuanling Minco	Exploring and evaluating mineral properties (100%)	China
Tibet Minco	Exploring and evaluating mineral properties (100%)	China
Huaihua Tiancheng	Exploring and evaluating mineral properties (100%)	China
Minco Resources	Holding company (100%)	China
Mingzhong	Exploring and evaluating mineral properties (51%)	China

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Minco China’s legal subsidiary, Foshan Minco Mining Co. Ltd. (“Foshan Minco”), is held in trust for Minco Silver. Minco Gold does not consolidate Foshan Minco as it does not control this entity. Minco China also holds certain other assets and exploration permits in trust for Minco Silver. These assets are held for the exclusive benefit of Minco Silver and have not been included in these financial statements.

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

At each balance sheet date, the Company consider whether there is objective evidence of impairment in associates. If there is such evidence, the Company determines if there is a need to record an impairment in relation to the associate.

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

The financial statements of the Company’s Chinese subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)
•	Assets and liabilities – at the closing rate at the date of the statement of financial position
•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation of actual rates)

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

(ii) Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash, short term investments, receivables, due from related parties and deposits. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment, if necessary.

Cash comprise cash at banks and on hand. Short-term investments comprise of guaranteed investment certificates with initial maturities of greater than three months.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

(iii) Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable, advance from non-controlling interest and due to related parties.

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

For the years ended December 31, 2013, 2012, and 2011

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

Proceeds from the sale of properties or cash proceeds received from option payments are recorded as a reduction of the related mineral interest, or if no amounts are capitalized, then the proceeds are recorded in the statement of income (loss).

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

Share-based payments for employees and others providing similar services are determined based on the grant date fair value. Share based payments for non-employees are determined based on the fair value of the goods/services received or options granted measured at the date on which the Company obtains such goods/services.

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

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

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

As at December 31, 2013 and December 31, 2012, the Company did not have any provision for restoration and rehabilitation.

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

Adoption of new accounting standards and amendments

Effective January 1, 2013, the Company adopted the four new accounting standards and amendment to IAS 1, Presentation of Financial Statements.

(i)	IFRS 10 – Consolidated Financial Statement

This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard: (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. The adoption of this standard did not have an impact on our consolidated financial statements.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)
(ii)	IFRS 11 – Joint Arrangements

This standard requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. The adoption of this standard did not have an impact on our consolidated financial statements.

(iii)	IFRS 12 – Disclosure of Interests in Other Entities

This standard establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities. IFRS 12 supersedes IAS 27, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures. The adoption of this standard resulted in additional disclosures included in notes 3, 8 and 10.

(iv)	IFRS 13 – Fair Value Measurement

This is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures. The adoption of this standard did not have an impact on the measurement of any balances on our consolidated financial statements.

(v)	IAS 1 – Presentation of Financial Statements

The amendment to IAS 1, Presentation of Financial Statements, requires entities to separate items presented in OCI into two groups based on whether or not items may be recycled in the future.

Accounting standards and amendments issued but not yet

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments: Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. The effective date of this new standard has recently been deferred by the IASB, but will be no earlier than annual periods beginning on or after January 1, 2017. The Company has not yet assessed the impact of this standard or determined whether it will adopt earlier.

IFRIC 21, Levies was issued on May 20, 2013 and provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company has not yet assessed the impact of this standard.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

4.	Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable in the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements:

Equity investment in Minco Silver

The Company reviews its equity investment in Minco Silver when there is any indication that the investment might be impaired. Management has assessed impairment indicators on this equity investment and has concluded that there was neither a prolonged decline nor a significant decline as at December 31, 2013.

Liquidity risk

The Company is exposed to liquidity risk, which is the risk that the Company may encounter difficulty in settling its commitments when due. In managing this risk, management determined that the Company’s cash balance as at December 31, 2013 of $1.8 million combined with any cash proceeds raised through the sale of equity interests in Minco Silver would be sufficient to meet its cash requirements for the Company’s administrative overhead and to maintain its mineral interest throughout fiscal 2014.

5.	Cash and short-term investments

As at December 31, 2013, short-term investments consisted of $Nil of cashable guaranteed investment certificates with terms of greater than ninety days but less than one year (December 31, 2012 - $5,055,480 ).

	December 31,	December 31,
	2013	2012
	$	$

Cash	1,797,809	263,054
Short term investment	-	5,055,480

As at December 31, 2013, cash of $1,545,792 (RMB 8,837,293) (2012 - $181,242 (RMB 1,148,641)) and short term investments $Nil (2012 - $5,049,230 (RMB 32,000,000)) remained in China. Under Chinese law, cash advanced to the Company’s Chinese subsidiaries as registered share capital is maintained in the subsidiaries’ registered capital bank account. Remittance of these funds back to Canada may require approvals by the relevant government authorities or designated banks in China or both.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

6.	Property, plant and equipment
	Leasehold improvements	Mining equipment	Motor vehicles	Office equipment and furniture	Total
	$	$	$	$	$

Year ended December 31, 2012
At January 1, 2012	2,461	102,128	135,039	8,232	247,860
Additions	-	7,634	-	6,207	13,841
Disposals	-	-	-	(164)	(164)
Depreciation	-	(21,954)	(26,730)	(12,005)	(60,689)
Exchange differences	(44)	(1,565)	(1,930)	(40)	(3,579)
At December 31, 2012	2,417	86,243	106,379	2,230	197,269

At December 31, 2012
Cost	70,735	432,439	336,993	387,654	1,227,821
Accumulated depreciation	(68,318)	(346,196)	(230,614)	(385,424)	(1,030,552)
Net book value	2,417	86,243	106,379	2,230	197,269

Year ended December 31, 2013
At January 1, 2013	2,417	86,243	106,379	2,230	197,269
Additions	24,893	332	-	3,720	28,945
Depreciation	(8,298)	(25,747)	(28,085)	(4,616)	(66,746)
Exchange differences	-	6,882	9,005	2,588	18,475
At December 31, 2013	19,012	67,710	87,299	3,922	177,943

At December 31, 2013
Cost	95,628	439,653	345,998	393,962	1,275,241
Accumulated depreciation	(76,616)	(371,943)	(258,699)	(390,040)	(1,097,298)
Net book value	19,012	67,710	87,299	3,922	177,943
90

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

7.	Mineral interests

a)                Guangdong - Changkeng

Minco China and Tibet Minco, a wholly owned subsidiary of Minco China, are the controlling shareholders in Mingzhong with a 51% interest collectively.

Mingzhong signed an exploration permit transfer agreement with No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) and on January 5, 2008 Mingzhong received the Changkeng exploration permit (the “Changkeng Exploration Permit”). This exploration permit expires on September 10, 2015.

To acquire the Changkeng Exploration Permit, Mingzhong was required to pay RMB 48 million ($8.15 million). As at December 31, 2008, the first payment for the Changkeng Exploration Permit to 757 Exploration Team was made in an amount of RMB 19 million ($3.22 million). The remaining balance of RMB 29 million ($4.92 million) was settled in May 2013. According to a Supplementary Agreement signed between 757 Exploration Team and Mingzhong, 757 Exploration Team agreed to refund RMB 3.8 million ($622,293) to Mingzhong for certain exploration costs incurred during the early stages of the Changkeng project. The refunded amount was recorded as an exploration cost recovery during the year ended December 31, 2013. On July 31, 2013, Mingzhong paid RMB 1.03 million ($169,669) to 757 Exploration Team for the completed hydro-geological program on the Changkeng Gold Project.

On April 18, 2013, Minco China and 757 Exploration Team entered into a loan agreement in which Minco China agreed to loan RMB 10 million ($1,641,900) with annual interest rate of 6% to 757 Exploration Team for a two month period ending June 18, 2013. The loan has been repaid on the scheduled date and the Company recorded RMB 65,753 ($10,919) of interest income during the year ended December 31, 2013.

On May 16, 2013, Mingzhong completed the process to increase its registered capital by RMB 32 million ($5.1 million). As a result, the RMB 15.7 million ($2.5 million) advances from non-controlling interest were derecognized and recorded as a contribution from non-controlling interest.

As at December 31, 2013, the Company received funds of RMB $960,000 ($167,920) from two minority shareholders of Mingzhong and are classified as a current liability, pending approval of capital injection from the remaining non-controlling interest shareholders.

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

The Longnan region consists of three projects according to their geographic distribution, type and potential of mineralization:

i)	Yangshan: including five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area;
ii)	Yejiaba: including four exploration permits adjacent to the Guojiagou exploration permit; and
iii)	Xicheng East: including one exploration permit to the east extension of the Xicheng Pb-Zn mineralization belt.

The Company has spent a cumulative total of $10.8 million on exploration costs on the Longnan project as at December 31, 2013 (December 31, 2012 - $9.6 million).

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

7.	Mineral interests (continued)

Minco China entered into two agreements with Fengxian Xin Kun Mining Corporation (“FXKM”) in September 2010 and March 2012, respectively, in which the Company agreed to sell two exploration permits in Xicheng East for a total of RMB 2.8 million. During the year ended December 31, 2012, the Company received RMB 2.8 million and recognized a gain of $442,796 upon the receipt of approval from the Ministry of Land and Resources (“MOLAR”) for the transfer of legal title to the two exploration permits to FXKM.

On December 13, 2013, Minco China entered into an agreement with Gansu Yuandong Investment Co., Ltd (“YDIC”) in which the Company agreed to sell two exploration permits in the Xicheng East and Yangshan area to YDIC for RMB 0.8 million ($140,000). The process of transferring the titles to the two permits to YDIC was pending approval by Gansu province and the proceeds was not received as at December 31, 2013.

c)                       Hunan - Gold Bull Mountain

Minco China’s wholly owned subsidiary Yuanling Minco owns the Gold Bull Mountain Exploration permit. The permit expires on June 28, 2015.

d)                       Guangdong - Sihui

Minco China holds an exploration permit in Guangdong Sihui in China. This exploration permit expires on February 3, 2015.

The following is a summary of exploration costs, net of recoveries, incurred by each project:

				Cumulative to
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2011	2013
	$	$	$	$
Currently active properties:
Gansu
- Longnan	1,262,074	1,479,979	1,870,486	10,846,252
Guangdong
- Changkeng	(361,010)	113,207	66,522	7,918,267
Hunan
- Gold Bull Mountain	24,031	22,498	26,866	2,236,241
Guangdong
- Sihui	2,863	1,605	-	4,468

Total	927,958	1,617,289	1,963,874	21,005,228
8.	Equity investment in Minco Silver Corporation

As at December 31, 2013, the Company owned 13,000,000 common shares of Minco Silver (December 31, 2012 and 2011 - 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

8.	Equity investment in Minco Silver Corporation (continued)
	2013	2012	2011
	$	$	$
As at January 1, Equity investment in Minco Silver	13,375,407	14,489,016	6,935,139
Dilution gain (loss)	(77,414)	(8,398)	8,710,000
Equity loss	(656,132)	(1,032,816)	(1,443,391)
Cumulative translation adjustment	726,975	(72,395)	287,268
As at December 31, Equity investment in Minco Silver	13,368,836	13,375,407	14,489,016

The following is a summary of Minco Silver’s balance sheet and reconciliation to carrying amounts as at December 31, 2013 and 2012.

	December 31,	December 31,
	2013	2012
	$	$
Current assets	64,856,555	66,923,816
Mineral interests	27,369,966	21,012,566
Property, plant and equipment	483,281	572,583
Current liabilities	523,984	512,604
Shareholders' equity	92,185,818	87,996,361
Reconciliation to carrying amounts:

Minco Gold’s share in percentage	21.91%	22.02%
Minco Gold’s share in $	20,197,913	19,376,799
Differences between Minco Gold’s share and carrying value	(6,829,077)	(6,001,392)
Carrying value of investment in Minco Silver	13,368,836	13,375,407
Market value of Minco Silver shares	9,100,000	20,150,000

As at December 31, 2013, the Company considered whether there was an objective evidence of impairment in Minco Silver. It is management’s judgment that the decline in fair value below cost during the year was neither prolonged decline nor a significant decline given the significant share price volatility of the investee. Accordingly, the Company did not record an impairment in relation to Minco Silver.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

8.	Equity investment in Minco Silver Corporation (continued)

The following is a summary of Minco Silver’s income statement for the years ended December 31, 2013, 2012 and 2011.

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Administrative expenses	3,458,998	5,596,671	6,674,066
Net loss for the year	(2,987,033)	(4,676,550)	(5,970,842)
Other comprehensive income (loss) for the year	3,309,545	(327,801)	931,652
Comprehensive income (loss) for the year	322,512	(5,004,351)	(5,039,190)

9.	Gain on legal settlement

On December 16, 2010, Minco China entered into an agreement with the 208 Team, a subsidiary of China National Nuclear Corporation, to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China (the “Agreement”). The 208 Team did not comply with certain of its obligations under the Agreement, including its obligation to set up a new entity (the “JV Co”) and the transfer of its 100% interest in the Tugurige Gold Project to the JV Co. As a result, Minco China commenced legal action in China seeking compensation.

On March 25, 2013, Minco China settled its claim against the 208 Team relating to the Agreement for an amount of RMB 14 million ($2.4 million). Minco China received RMB 5 million ($801,395) during 2013 and recognized a receivable of RMB 4 million ($699,688) (settled subsequent to year end) as at December 31, 2013. Minco China recognized a gain on the legal settlement, net of accrued legal fees of RMB 900,000 ($157,425) during the year ended December 31, 2013.

As at December 31, 2013, the remaining RMB 5 million ($874,575) balance due under the legal settlement was not recognized due to the uncertainty of collectability. In the event of non-payment of the final settlement amount, Minco China has reserved the right to take further legal action.

10.	Non-controlling interest

Below is summarized financial information for Mingzhong, the Company’s 51% owned indirect subsidiary. The amounts disclosed are based on those included in the consolidated financial statement before inter-company eliminations.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

10.	Non-controlling interest (continued)

Summarized statement for financial position

	December 31,	December 31,
	2013	2012
	$	$
NCI percentage	49%	49%
Current assets	831,269	5,091,419
Current liabilities	(636,694)	(10,363,873)
	194,575	(5,272,454)
Non-current asset	42,126	46,546
Net assets	236,701	(5,225,908)
Accumulated non-controlling interests	5,124,195	2,425,368

Summarized income statement

For the year ended	December 31,	December 31,
	2013	2012
	$	$
Net profit	410,653	21,100
Other comprehensive income	(68,046)	-
Total comprehensive income	342,607	21,100
Profit allocated to NCI	201,220	10,339

Summarized cash flows

For the year ended	December 31,	December 31,
	2013	2012
	$	$
Cash flows from operating activities	(4,734,196)	37,148
Cash flows from investing activities	5,313,527	(5,060,521)
Cash flows from financing activities	159,417	-
Effect of exchange rate changes on cash	43,529	(66,138)

11.	Share capital
a.	Common shares and contributed surplus

Authorized: 100,000,000 common shares without par value

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

11.	Share capital (continued)
b.	Stock options

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

For the year ended December 31, 2013, the Company granted stock options for 2,200,000 common shares to various employees, consultants and directors at a weighted exercise price of $0.45 per common share that vest over an 18-month period from the issuance date.

The maximum number of common shares reserved for issuance under the Stock Option Plan is 15% of the issued and outstanding common shares of the Company.

Minco Gold recorded $993,331 in share-based compensation expense for the year ended December 31, 2013 (December 31, 2012 - $957,305, December 31, 2011 - $2,264,809).

A summary of the options outstanding is as follows:

	Number outstanding	Weighted average exercise price
		$
January 1, 2012	4,984,000	1.41

Granted	3,095,000	0.59
Forfeited	(823,333)	1.40
Expired	(1,605,000)	0.92

Balance, December 31, 2012	5,650,667	1.11

Granted	2,200,000	0.45
Forfeited	(587,500)	0.93
Cancelled	(270,000)	2.14
Expired	(140,000)	1.44

Balance, December 31, 2013	6,853,167	0.86

The weighted average share price on the date of exercise was $Nil in 2013 (2012 - $Nil, 2011 - $2.22). As at December 31, 2013, there was $102,083 (2012: $406,081) of total unrecognized compensation cost relating to unvested stock options.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

11.	Share capital (continued)

Options outstanding				Options exercisable

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
0.36 – 0.45	1,270,000	3.96	0.44	779,998	0.44
0.46 - 0.47	1,810,000	4.04	0.46	603,334	0.46
0.48 - 0.65	685,000	0.17	0.48	685,000	0.48
0.66 - 0.93	1,706,667	3.17	0.68	1,706,667	0.68
1.44 - 2.14	1,181,500	2.05	2.13	1,181,500	2.13
2.15 - 2.59	200,000	2.00	2.59	200,000	2.59
	6,853,167	3.02	0.86	5,156,499	1.00

The Company uses the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2013	2012	2011

Risk-free interest rate	1.40% - 1.55%	1.08% - 1.56%	1.07% - 2.56%
Dividend yield	0%	0%	0%
Volatility	86% - 91%	85% - 95%	85% - 94%
Forfeiture rate	24%	27%	29%
Estimated expected lives	5 years	5 years	5 years

Option pricing models require the use of subjective estimates and assumptions including the expected stock price volatility. The stock price volatility is calculated based on the Company’s historical volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

12.	Income tax

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to the loss before income taxes. These differences result from the following items:

	2013	2012	2011
	$	$	$

Net income (loss)	(2,943,305)	(4,871,432)	862,446

	25.75%	25%	26.5%

Income tax recovery at statutory rates	(757,901)	(1,217,858)	228,548
Non-deductible expenses	(314,072)	240,365	619,007
Difference in tax rates	(92,885)	-	64,977
Dilution loss (gain) at capital gains rate	1,035	1,008	(1,112,226)
Expiry of non-capital loss carry forward	87,867	104,686	156,705
Deferred income tax asset not recognized	1,054,613	1,252,008	117,869
Other	21,343	(380,209)	(74,880)

Provision for tax expenses	-	-	-

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of unrecognized deferred income tax assets and liabilities at December 31, 2013 and 2012 are as follows:

	2013	2012
	$	$

Deferred income tax assets (liabilities) not recognized
Non-capital loss	5,878,964	4,855,227
Resource expenditures	3,892,286	3,801,378
Capital assets	222,394	250,525
Equity investment in Minco Silver	(1,162,930)	(1,119,023)
Share issue costs	-	513
Marketable securities	1,726	1,475
Capital loss	249,128	236,860

	9,081,568	8,026,955

No deferred income tax asset has been recognized as realization is not considered probable due to the uncertainty of future taxable income.

The Company has approximately $11,815,328 of operating losses in Canada and approximately $11,227,914 of operating losses in China. The expiries for Canadian and Chinese non-capital loss carry forwards are as follows:

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

12.	Income tax (continued)
	Canada $	China $

2014	-	1,084,710
2015	1,156,750	51,639
2016	-	879,716
2017	-	8,833,914
2018	-	377,934
2026	1,442,234	-
2028	1,582,716	-
2029	1,270,045	-
2030	1,285,615	-
2031	1,933,078	-
2032	2,131,656	-
2033	1,013,234	-

	11,815,328	11,227,913

13.	Earnings (loss) per share

The table below calculates the basic and diluted earnings and loss per share.

	2013	2012	2011
	$	$	$

Earnings (loss) per share
Basic	(0.06)	(0.10)	0.02
Diluted	(0.06)	(0.10)	0.02

Weighted average number of shares outstanding
Basic	50,348,215	50,348,215	50,228,592
Diluted	50,348,215	50,348,215	51,580,329

Stock options are excluded from the computation of diluted earnings per share when the exercise price exceeds the average market value of the common shares or has created an anti-dilutive effect.

14. Commitments

The Company has commitments in respect of office leases requiring minimum payments of $485,741 as follows:

$

2014	300,680
2015	185,061

485,741
99

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

15.	Related party transactions

Shared office expenses

a)	Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing and Minco Silver, Minco Base Metals Corporation (“MBM”) and Minco Gold share offices and certain administrative expenses in Vancouver.
At December 31, 2013, the Company had $3,584,387 due to Minco Silver (December 31, 2012 – $1,250,129) and consisted of the following:
Amount due from Foshan Minco as at December 31, 2013 of $15,847 (December 31, 2012 - $1,075,820), representing the expenditures incurred by Minco China on behalf of Foshan Minco and shared office expenses.
Amount due to Minco Silver as at December 31, 2013 of $3,600,234 (December 31, 2012 – $2,325,949) representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada.

The amounts due are unsecured, non-interest bearing and payable on demand.

b)	At December 31, 2013, the Company had $67,418 due from MBM (December 31, 2012 - $10,768), in relation to shared office expenses. In management’s opinion, the Company is related to MBM through significant influence of one common director and common management.

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

On August 12, 2011, the Company, Minco Gold and Minco China, entered into a trust agreement in which Minco Gold and Minco China confirmed that they received US$10 million from Minco Silver and Minco China was required to exchange these US dollar funds into RMB in order to increase Foshan Minco’s registered share capital. As at December 31, 2013, all the funds were transferred from Minco China to Minco Yinyuan and Foshan Minco, and this trust agreement was effectively settled.

During the year ended December 31, 2013, Minco Silver advanced US$20 million to Minco China via the Company and Minco Resources in accordance with a trust agreement signed on April 30, 2013, in which Minco Silver agreed to advance US$20 million to Minco China to increase Foshan Minco’s registered share capital. As at December 31, 2013, Minco China held the US$12,526,138 ($13,399,210) and RMB 14,613,570 ($2,556,161) in trust for Minco Silver.
100

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

15.	Related party transactions (continued)

Key management compensation

Key management includes the Company’s directors and senior management. This compensation is included in exploration costs and administrative expenses.

For the years ended December 31, 2013, 2012 and 2011, the following compensation was paid to key management:

	2013	2012	2011
	$	$	$
Cash remuneration	341,537	339,714	447,419
Share-based compensation	736,294	601,838	1,371,160
Total	1,077,831	941,552	1,818,579

The above transactions were conducted in the normal course of business.

16.	Geographical information

The Company’s business of exploration and development of mineral interests is considered as operating in one segment. The geographical division of the Company’s assets and net loss is as follows:

Profit (loss) by geography
	December 31, 2013

	Canada	China	Total
	$	$	$
Exploration costs	(52,386)	(875,572)	(927,958)
General and administration	(2,060,840)	(673,251)	(2,734,091)
Other income (expense)	(735,137)	1,453,881	718,744
Geographic distribution of loss	(2,848,363)	(94,942)	(2,943,305)

	December 31, 2012

	Canada	China	Total
	$	$	$
Exploration costs	(231,128)	(1,386,161)	(1,617,289)
General and administration	(2,213,747)	(613,818)	(2,827,565)
Other income (expenses)	(1,050,842)	624,264	(426,578)
Geographic distribution of loss	(3,495,717)	(1,375,715)	(4,871,432)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

16.	Geographical information (continued)

		December 31, 2011

	Canada	China	Total
	$	$	$
Exploration costs	(440,179)	(1,523,695)	(1,963,874)
General and administration costs	(3,835,188)	(476,627)	(4,311,815)
Other income	6,994,302	143,833	7,138,135
Geographic distribution of profit (loss)	2,718,935	(1,856,489)	862,446

Assets by geography	December 31, 2013

	Canada	China	Total
	$	$	$
Current assets	222,902	2,425,397	2,648,299
Non-current assets	13,439,884	158,172	13,598,056
Total assets	13,662,786	2,583,569	16,246,355

	December 31, 2012

	Canada	China	Total
	$	$	$
Current assets	212,500	5,335,544	5,548,044
Non-current assets	13,431,101	192,852	13,623,953
Current liabilities	13,643,601	5,528,396	19,171,997

17.	Financial instruments and fair value

As explained in Note 3, financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of income or comprehensive income. Those categories are: fair value through profit or loss, loans and receivables, and other financial liabilities.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

17.	Financial instruments and fair value (continued)

The following table summarizes the carrying value of financial assets and liabilities at December 31, 2013 and 2012:

	December 31,	December 31,
	2013	2012
Assets	$	$
Cash	1,797,809	263,054
Short-term investments	-	5,055,480
Receivables	715,649	78,311
Due from related parties	67,418	10,768
Marketable securities	-	1,470

Liabilities
Accounts payables and accrued liabilities	552,177	372,537
Accounts payable for Changkeng permit		4,610,543
Advance from non-controlling interest	167,920	2,474,123
Due to related party	3,584,387	1,250,129

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

Financial instruments that are not measured at fair value on the balance sheet are represented by cash, short-term investments, receivable, due from related parties, account payable and accrued liabilities, advance from non-controlling interest and due to related parties. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

17.	Financial instruments and fair value (continued)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists. The Company considers the following financial assets to be exposed to credit risk:

                                                i.                        Cash – In order to manage credit and liquidity risk the Company places its cash with major financial institutions in the PRC (not subject to deposit insurance) and one major bank in Canada (subject to deposit insurance up to $100,000). At December 31, 2013, the balance of $1,797,809 (2012 - $263,054) was placed with four financial institutions.

                                               ii.                        Short-term investments – These are guaranteed investment certificates with maturities of greater than ninety days, but less than one year, when acquired. At December 31, 2013, these totalled $Nil (2012- $5,055,480).

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

Interest rate risk

The effective interest rate on financial liabilities (accounts payable) ranged up to 1%. The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash and short-term investments entered into by the Company bear interest at a fixed rate thus exposing the Company to the risk of changes in fair value arising from interest rate fluctuations. Short-term investments are invested in high grade, highly liquid instruments and expose the Company to variable interest rate fluctuations. A 1% increase in the interest rate in Canada will have a net (before tax) income effect of $17,978 (2012 - $53,200), assuming the foreign exchange rate remains constant.

Liquidity risk

Liquidity risk includes the risk that the Company cannot meet its financial obligations as they come due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. As at December 31, 2013, the Company has $1.8 million cash to fund exploration and general corporate requirement. These funds are held primarily in the Company’s Chinese subsidiaries; therefore, the Company may face delays repatriating funds held in China if at any time the Company needs additional resources to enable it to undertake projects elsewhere in the world. The Company plans on meeting short-term cash requirements, and funding the repayment of Minco Silver through the sale of a part of its equity investment in Minco Silver if necessary.

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(in Canadian dollars)

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

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt and/or acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. As at December 31, 2013, the Company does not have any long-term debt.

The Company plans on meeting any additional short-term cash requirements through funds advanced from Minco Silver. In addition, the Company could raise funds through the sale of its equity investment in Minco Silver. The market for these instruments is liquid and the Company does not foresee a loss of capital due to liquidity risk.

19.	Subsequent event

On January 17, 2014, the Company granted stock options to purchase 1,270,000 common shares to various employees, consultants and directors at an exercise price of $0.26 per common share that vest over an 18 month period from the issue date. The options expire on January 17, 2019.

Minco Silver Corporation

(A development stage enterprise)

Consolidated Financial Statements

For the years ended December 31, 2013, 2012 and 2011

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

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

Dr. Ken Cai	Ellen Wei, C.A.
President and CEO	Chief Financial Officer

Vancouver, Canada

March 27, 2014

Independent Auditor’s Report

To the Shareholders of Minco Silver Corporation

We have audited the accompanying consolidated financial statements of Minco Silver Corporation, which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of operations and net loss, comprehensive income(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Minco Silver Corporation as at December 31, 2013 and December 31, 2012 and its financial performance and cash flows for each of the three years in the period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

March 27, 2014

Index

Page

Consolidated Financial Statements		110-114

	Consolidated Statements of Financial Position	110
	Consolidated Statements of Operations and Net Loss	111
	Consolidated Statements of Comprehensive Income (Loss)	112
	Consolidated Statements of Changes in Shareholders’ Equity	113
	Consolidated Statements of Cash Flows	114

Notes to the Consolidated Financial Statements		115-135

1	General information	115
2	Basis of preparation	115
3	Summary of significant accounting policies	115
4	Critical accounting estimates and judgments	122
5	Cash and cash equivalents	122
6	Short-term investments	123
7	Mineral interests	123
8	Property, plant and equipment	125
9	Share capital	126
10	Income taxes	128
11	Related party transactions	129
12	Settlement of Sterling loan receivable and break fee	130
13	Geographical information	131
14	Commitments	132
15	Financial instruments and fair value	132
16	Capital management	134
17	Subsequent event	135

Minco Silver Corporation

(A development stage enterprise)

Consolidated Statements of Financial Position

(Expressed in Canadian dollars, unless otherwise stated)

	December 31,	December 31,
	2013	2012
Assets	$	$

Current assets
Cash and cash equivalents (note 5)	23,580,514	22,586,298
Short-term investments (note 6)	36,976,308	42,550,265
Receivables	291,778	148,244
Due from related parties (note 11)	3,584,387	1,250,129
Prepaid expenses and deposits (note 11(a))	423,568	388,880
	64,856,555	66,923,816

Mineral interests (note 7)	27,369,966	21,012,566
Property, plant and equipment (note 8)	483,281	572,583
	92,709,802	88,508,965
Liabilities

Current liabilities
Accounts payable and accrued liabilities	523,984	512,604
	523,984	512,604
Shareholders’ equity

Share capital (note 9(a))	106,140,836	105,669,226
Contributed surplus	21,950,949	18,555,614
Accumulated other comprehensive income	3,723,746	414,201
Deficit	(39,629,713)	(36,642,680)
	92,185,818	87,996,361
Total liabilities and equity	92,709,802	88,508,965
Commitments (note 14) Subsequent event (note 17)

Approved by the Board of Directors:

(signed) Chan-Seng Lee Director	(signed) George Lian Director

The accompanying notes are an integral part of these consolidated financial statements.

Minco Silver Corporation

(A development stage enterprise)

Consolidated Statements of Operations and Net Loss

For the years ended December 31, 2013, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

	2013	2012	2011
	$	$	$
Administrative expenses
Audit, legal and regulatory	328,194	444,825	531,181
Amortization	177,053	175,377	167,381
Consulting	68,633	236,355	350,155
Directors' fees	99,500	74,250	59,250
Field office expenses	563,576	467,366	395,957
Foreign exchange (gain) loss	(1,375,542)	166,997	(918,736)
Investor relations	175,225	292,544	557,014
Office administration expenses	185,053	152,924	104,194
Property investigation	72,665	-	41,781
Rent	290,930	310,538	253,142
Salaries and benefits	451,214	452,574	314,114
Share-based compensation (note 9(b))	2,393,720	2,792,280	4,757,454
Travel and transportation	28,777	30,641	61,179

Operating loss	(3,458,998)	(5,596,671)	(6,674,066)

Finance and other income (expenses)
Gain on loan settlement and break fee (note 12)	-	424,238	-
Interest income	806,038	865,478	703,224
Other expenses (note 11(a))	(334,073)	(369,595)	-
	471,965	920,121	703,224
Net loss for the year	(2,987,033)	(4,676,550)	(5,970,842)
Loss per share – basic and diluted	(0.05)	(0.08)	(0.11)

Weighted average number of common shares outstanding – basic and diluted	59,165,144	58,927,483	56,985,762

The accompanying notes are an integral part of these consolidated financial statements.

Minco Silver Corporation

(A development stage enterprise)

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2013, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

	2013	2012	2011
	$	$	$
Net loss for the year	(2,987,033)	(4,676,550)	(5,970,842)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss: Exchange differences on translation from functional to presentation currency	3,309,545	(327,801)	931,652

Comprehensive income (loss) for the year	322,512	(5,004,351)	(5,039,190)

The accompanying notes are an integral part of these consolidated financial statements.

Minco Silver Corporation

(A development stage enterprise)

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2013, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

		Changes in Shareholders’ Equity
	Number of Shares	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2011	49,618,619	58,491,460	9,185,991	(189,650)	(25,995,288)	41,492,513

Net loss for the year	-	-	-	-	(5,970,842)	(5,970,842)
Exchange differences on translation from functional to presentation currency	-	-	-	931,652	-	931,652
Share-based compensation	-	-	6,745,591	-	-	6,745,591
Proceeds on issuance of common shares in bought deal	7,600,000	41,393,649	775,103	-	-	42,168,752
Proceeds on issuance of shares from exercise of options	535,965	2,448,151	(1,233,020)	-	-	1,215,131
Proceeds on issuance of shares from exercise of warrants	941,500	2,471,151	(446,926)	-	-	2,024,225
Balance – December 31, 2011	58,696,084	104,804,411	15,026,739	742,002	(31,966,130)	88,607,022

Balance - January 1, 2012	58,696,084	104,804,411	15,026,739	742,002	(31,966,130)	88,607,022

Net loss for the year	-	-	-	-	(4,676,550)	(4,676,550)
Exchange differences on translation from functional to presentation currency	-	-	-	(327,801)	-	(327,801)
Share-based compensation	-	-	3,988,089	-	-	3,988,089
Proceeds on issuance of shares from exercise of options	345,334	864,815	(459,214)	-	-	405,601
Balance – December 31, 2012	59,041,418	105,669,226	18,555,614	414,201	(36,642,680)	87,996,361

Balance - January 1, 2013	59,041,418	105,669,226	18,555,614	414,201	(36,642,680)	87,996,361

Net loss for the year	-	-	-	-	(2,987,033)	(2,987,033)
Exchange differences on translation from functional to presentation currency	-	-	-	3,309,545	-	3,309,545
Share-based compensation	-	-	3,859,945	-	-	3,859,945
Issuance of shares for restricted share units	280,000	459,200	(459,200)	-	-	-
Proceeds on issuance of shares from exercise of options	6,667	12,410	(5,410)	-	-	7,000
Balance – December 31, 2013	59,328,085	106,140,836	21,950,949	3,723,746	(39,629,713)	92,185,818

The accompanying notes are an integral part of these consolidated financial statements.

Minco Silver Corporation

(A development stage enterprise)

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

	2013	2012	2011
	$	$	$
Operating activities
Net loss for the year	(2,987,033)	(4,676,550)	(5,970,842)
Adjustments for:
Amortization	177,053	175,377	167,381
Foreign exchange (gain) loss	(1,377,671)	170,857	(751,496)
Gain on loan settlement and break fee (note 12)	-	(424,238)	-
Share-based compensation (note 9(b))	2,393,720	2,792,280	4,757,454

Changes in items of working capital:
Receivables	(122,736)	250,387	(342,083)
Prepaid expenses and deposits	1,530	2,306,939	(2,163,244)
Accounts payable and accrued liabilities	(9,625)	(19,497)	9,875
Due to (from) related parties (note 11)	(1,302,596)	1,016	214,981
Net cash generated from (used in) operating activities	(3,227,358)	576,571	(4,077,974)

Financing activities
Proceeds from stock option and warrant exercises	7,000	405,601	3,239,356
Net proceeds from the issuance of common shares	-	-	42,168,752
Net cash generated from financing activities	7,000	405,601	45,408,108

Investing activities
Development costs	(2,378,304)	(2,285,604)	(2,701,146)
Due from related parties	(1,300,000)	(1,661,832)	(700,000)
Proceeds on settlement of break fee (note 12)	-	693,968	-
Property, plant and equipment	(34,487)	(7,325)	(205,561)
Purchase of short-term investments	(11,326,456)	(2,478,966)	(33,000,000)
Redemption of short-term investments	17,216,279	-	16,889,485
Net cash generated from (used in) investing activities	2,177,032	(5,739,759)	(19,717,222)

Effect of exchange rates on cash	2,037,542	(230,267)	850,686

Increase (decrease) in cash and cash equivalents	994,216	(4,987,854)	22,463,598
Cash and cash equivalents - Beginning of year	22,586,298	27,574,152	5,110,554
Cash and cash equivalents - End of year	23,580,514	22,586,298	27,574,152
The accompanying notes are an integral part of these consolidated financial statements.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

1.	General information

Minco Silver Corporation (“Minco Silver” or the “Company”) is a development stage enterprise, engaged in exploring, evaluating and developing silver-dominant mineral properties and projects in China. Minco Silver was incorporated on August 20, 2004 under the laws of British Columbia, Canada and its Common Shares are listed on the Toronto Stock Exchange (“TSX”) and trades under the symbol “MSV”. The Company’s registered office is 2772 – 1055 West Georgia Street, Vancouver, British Columbia, Canada.

As at December 31, 2013, Minco Gold Corporation (“Minco Gold”) owned a 21.91% (December 31, 2012 – 22.02%) equity interest in Minco Silver.

2.	Basis of preparation

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved by the board of directors for issue on March 27, 2014.

3.	Summary of significant accounting policies

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

Consolidation

These consolidated financial statements include the accounts of Minco Silver Corporation and its wholly owned subsidiaries, Minco Silver Ltd., Minco Yinyuan Co (“Minco Yinyuan”)., and Minco Investment Holdings HK Ltd (“Minco HK”). In addition, these consolidated financial statements include the accounts of Foshan Minco Fuwan Mining Co. Ltd. (“Foshan Minco”). Foshan Minco is legally owned by Minco Mining (China) Corporation (“Minco China”), an indirect subsidiary of Minco Gold, and held in trust for Minco Silver. As a result of this structure, Minco Silver must advance funds through Minco Gold, Minco Resources Limited (“Minco Resources”) and Minco China in order to fund the activities of Foshan Minco. Foshan Minco is subject to a 10% net profit interest held by Guangdong Geological Bureau (“GGB”). The Company, indirectly through Foshan Minco owns 100% of Zhongjia Jinggu Limited (“Zhongjia”).

Information about subsidiaries:

Name	Principal activities (ownership interest)	Country of Incorporation
Minco Silver Ltd.	Holding company (100%)	British Virgin Island
Minco Yinyuan	Exploring, evaluating and developing mineral properties (100%)	China
Minco HK	Holding company (100%)	China
Foshan Minco	Exploring, evaluating and developing mineral properties (90%)	China
Zhongjia	Exploring, evaluating and developing mineral properties (90%)	China

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

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

The financial statements of the Company’s Chinese subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position
•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation of actual rates)

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

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes a part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

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

For the years ended December 31, 2013, 2012, and 2011

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

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

3.	Summary of significant accounting policies (continued)

The major categories of property, plant and equipment are depreciated on a straight-line basis as follows:

Computer, Office Equipment and Furniture 5 years

Mining Equipment 5 years

Site Motor Vehicles 10 years

Leasehold Improvements remaining lease term

Impairment losses are included as part of other gains and losses on the consolidated statements of operations and net loss.

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

When impairment indicators are identified, an impairment loss is recognized for any amount by which the asset’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs of disposal and its value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

3.	Summary of significant accounting policies (continued)

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Share-based payments

(i)	Stock Options

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

(ii)	Restricted Share Units (“RSU”)

RSUs are equity-settled and are fair valued based on the market value of the shares at the grant date. The Company’s compensation is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On vesting of RSUs, the shares are issued from treasury.

(iii)	Performance Share Units (“PSU”)

PSUs are equity-settled and are awarded to certain key employees. These units are subject to certain vesting requirements and expire at the end of three years. Vesting requirements are based on performance criteria established by the Company. PSUs are fair valued as follows: the portion of the PSUs related to market conditions is fair valued based on application of a Monte Carlo pricing model or other suitable option pricing models at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On vesting of PSUs, the shares are issued from treasury.

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

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

3.	Summary of significant accounting policies (continued)

As at December 31, 2013 and 2012, the Company did not have any provision for restoration and rehabilitation.

Income tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit nor loss.

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

Adoption of new accounting standards and amendments

Effective January 1, 2013, the Company adopted four new accounting standards and an amendment to IAS 1, Presentation of Financial Statements.

(i)	IFRS 10 – Consolidated Financial Statement

This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard: (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. The adoption of this standard did not have an impact on our consolidated financial statements.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

3.	Summary of significant accounting policies (continued)
(ii)	IFRS 11 – Joint Arrangements

This standard requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. The adoption of this standard did not have an impact on our consolidated financial statements.

(iii)	IFRS 12 – Disclosure of Interests in Other Entities

This standard establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities. IFRS 12 supersedes IAS 27, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures. On adoption of this standard additional disclosures about the Company’s subsidiaries have been included in these financial statements; refer to Note 3 for details.

(iv)	IFRS 13 – Fair Value Measurement

This is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures. The adoption of this standard did not have an impact on the measurement of any balances on our consolidated financial statements.

(v)	IAS 1 – Presentation of Financial Statements

The amendment to IAS 1, Presentation of Financial Statements, requires entities to separate items presented in OCI into two groups based on whether or not items may be recycled in the future.

Accounting standards and amendments issued but not yet

IFRS 9, Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments: Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This effective date of this new standard has recently been deferred by the IASB, and will be no earlier than annual periods beginning on or after January 1, 2017. The Company has not yet assessed the impact of this standard or determined whether it will adopt earlier.

IFRIC 21, Levies was issued on May 20, 2013 and provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company has not yet assessed the impact of this standard.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

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

Management has assessed for impairment indicators on the Company’s mineral interest and has concluded that no impairment indicators existed as at December 31, 2013.

5.	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and guaranteed investment certificates with initial maturities of less than three months.

	As at December 31, 2013	As at December 31, 2012
	$	$
Cash	15,796,733	8,781,719
Term deposits	7,783,781	13,804,579
	23,580514	22,586,298

	Amount in original currency	December 31, 2013 Canadian dollar equivalent
		$
Cash denominated in Canadian dollars	352,604	352,604
Cash denominated in US dollars	12,528,722	13,401,975
Cash denominated in Chinese RMB	56,174,871	9,825,935
		23,580,514
		December 31, 2012
		$
Cash denominated in Canadian dollars	116,871	116,871
Cash denominated in US dollars	13,101,378	13,060,764
Cash denominated in Chinese RMB	59,630,026	9,408,663
		22,586,298

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

5.	Cash and cash equivalents (continued)

Under Chinese law, cash advanced to the Company’s Chinese subsidiaries as registered share capital is maintained in the subsidiaries’ registered capital bank account. Remittance of these funds back to Canada may require approvals by the relevant government authorities or designated banks in China or both. As at December 31, 2013, $15,955,371 of the Company’s cash was held by Minco China in trust for the Company (note 11(a)).

6.	Short-term investments

As at December 31, 2013, short-term investments consist of cashable guaranteed investment certificates with one year to maturity. The yields on these investments were between 1.60% and 3.30%. As at December 31, 2013, short-term investments of $4,798,368 (RMB 27,432,269) remained in China.

As at December 31, 2012, short-term investments consist of cashable guaranteed investment certificates with one year to maturity. The yields on these investments were between 0.95% and 1.75%.

7.	Mineral interests
(a)	Fuwan Silver Deposit

Minco Silver, indirectly through Minco HK, has a 90% beneficial interest in Foshan Minco, the operating company and permit holder for the Fuwan project, subject to a 10% net profit interest held by GGB. There will be no distributions to or participation by GGB, until such time as Minco Silver’s investment in the project is recovered. GGB is not required to fund any expenditures related to the Fuwan project. The Exploration Permit for the Fuwan project is the Luoke-Jilinggang exploration permit, which expires on July 20, 2015. The Mining Area Permit, which covers approximately 0.79 sq. km, defines the mining limits of the Fuwan Silver Deposit and restricts the use of this land to mining activities was approved by MOLAR. The renewed Mining Area Permit for a two –year period expires on April 10, 2016.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered agreements or transfers.

The following is a summary of project development costs capitalized to mineral interests from January 1, 2012 to December 31, 2013.

	2013	2012
	$	$

Opening Balance – January 1	21,012,566	17,811,322
Consulting fees	893,527	519,804
Salaries and benefits	277,050	279,949
Share-based compensation	1,466,225	1,195,809
Mining design costs	8,546	212,466
Mining license application	838,130	682,088
Environment impact assessment	78,120	257,269
Travel	84,704	88,082
Other development costs	188,577	243,993
Foreign exchange	2,522,521	(278,216)
Ending Balance – December 31	27,369,966	21,012,566
123

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

7.	Mineral interests (continued)
(b)	Fuwan Silver Belt

In 2005, the Company acquired three additional silver exploration permits on the Fuwan belt, referred to as the Guanhuatang Property, the Hecun Property and the Guyegang-Sanyatang Property. These three permits were renewed for a two-year period ending on April 7, 2014 and are currently held by Minco China in trust for the Company. The Company is in the process of renewing these permits with the Ministry of Land and Resources.

During the year ended December 31, 2013, the Company did not conduct any regional exploration activities on the Fuwan Silver Belt, except for maintaining the exploration permits.

(c)	Changkeng Silver Mineralization

Minco Gold has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to the Company. Minco Gold is responsible for all the costs related to the gold mineralization on the Changkeng Property; the Company is responsible for the costs related to the silver mineralization. The Changkeng exploration permit expires on September 10, 2015.

During the year ended December 31, 2013, the Company did not conduct any exploration activities at the Changkeng project, except for maintaining the exploration permit.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

8.	Property, plant and equipment
	Leasehold improvements	Motor vehicles	Office equipment and furniture	Total
	$	$	$	$
Year ended December 31, 2012
At January 1, 2012	260,055	352,432	138,976	751,463
Additions	-	-	7,324	7,324
Depreciation	(91,199)	(41,394)	(42,784)	(175,377)
Exchange differences	(3,134)	(5,773)	(1,920)	(10,827)
At December 31, 2012	165,722	305,265	101,596	572,583

At December 31, 2012
Cost	364,048	444,642	309,238	1,117,928
Accumulated depreciation	(198,326)	(139,377)	(207,642)	(545,345)
Net book value	165,722	305,265	101,596	572,583

Year ended December 31, 2013
At January 1, 2013	165,722	305,265	101,596	572,583
Additions	31,116	-	3,371	34,487
Depreciation	(106,138)	(43,467)	(27,448)	(177,053)
Exchange differences	10,130	32,641	10,493	53,264
At December 31, 2013	100,830	294,439	88,012	483,281

At December 31, 2013
Cost	405,294	477,283	323,102	1,205,679
Accumulated depreciation	(304,464)	(182,844)	(235,090)	(722,398)
Net book value	100,830	294,439	88,012	483,281

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

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

Stock Options

The Company’s long-term incentive plan allows the board of directors to grant options for periods of up to ten years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on a date preceding the date the options are granted. These options are equity settled.

During the year ended December 31, 2013, the Company granted stock options for 1,900,000 common shares to its directors, officers and employees at a weighted exercise price of $1.67 per share that vest over an 18-month period from the issuance date.

The Company recorded $2,955,816 of the option component of share-based compensation for the year ended December 31, 2013. Share-based compensation expense of $2,301,139 (2012 - $2,792,280, 2011 - $4,757,454) was recorded in the statement of operations and net loss and share-based compensation expense of $654,677 (2012 - $1,195,809, 2011 - $1,988,137) was capitalized to mineral interests.

A summary of the options outstanding is as follows:

	Number outstanding	Weighted average exercise price
		$

Balance, January 1, 2012	4,353,204	3.85

Granted	2,455,000	2.33
Exercised	(345,334)	1.17
Expired	(305,000)	2.61
Forfeited	(908,701)	4.16

Balance, December 31, 2012	5,249,169	3.34

Granted	1,900,000	1.67
Exercised	(6,667)	1.05
Expired	(326,666)	2.58
Forfeited	(110,000)	2.60

Balance, December 31, 2013	6,705,836	2.92
126

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

9.	Share capital (continued)

The weighted average share price on the day options were exercised was $1.99 (2012 - $2.04, 2011 - $4.36). As at December 31, 2013, there was $327,507 (2012: $923,164) of total unrecognized compensation cost relating to unvested options.

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
1.05-1.50	530,000	1.75	1.21	396,666	1.14
1.51-2.25	1,890,836	3.77	1.73	764,157	1.78
2.26-3.00	2,205,000	3.20	2.35	2,205,000	2.35
3.01-4.50	280,000	1.55	3.27	280,000	3.27
4.51-6.45	1,800,000	2.12	5.30	1,724,999	5.32
	6,705,836	2.89	2.92	5,370,822	3.18

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2013	2012	2011
Risk-free interest rate	1.17% - 1.76%	1.04% - 1.58%	0.78% - 2.56%
Dividend yield	0%	0%	0%
Volatility	70% - 100%	72% - 106%	68% - 110%
Forfeiture rate	26%	27%	25%
Estimated expected lives	5 years	5 years	5 years

Option pricing models require the use of subjective estimates and assumptions including the expected stock price volatility. The stock price volatility is calculated based on the Company’s historical volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Restricted Share Units, Performance Share Units

During the year ended December 31, 2013, the Company granted 560,000 RSUs to the Company’s CEO. RSU’s are equity – settled and measured based on the value of the Company’s share price at the date of grant and vest in tranches over a 12- month period from the date of grant. The weighted average grant date fair value of the RSU’s was $918,400. 280,000 RSUs vested on August 1, 2013, and the remaining 280,000 RSUs vests on February 1, 2014.

During the year ended December 31, 2013, the Company granted 940,000 performance share units to the employees of the Company whereby 50% vests upon the Company receiving the final approval from Guangdong Provincial Government for the EIA report for the Fuwan Silver Project and the remaining 50% vests upon the completion of the Company’s obtaining the mining license issued by Ministry of Land and Resources of P.R.C in respect to the Fuwan Silver Project. The vesting requirements are based on certain criteria established by the Company. The weighted average grant date fair value of the PSU’s was $0.80 per unit. In valuing the PSUs, the Company used a forfeiture rate of 26% and an expected life of 3 years.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

9.	Share capital (continued)

During the year ended December 31, 2013, the Company recorded $879,399 of share-based compensation for RSUs. Share-based compensation of $87,939 was recorded in the statement of operations and net loss. In addition, share-based compensation expense of $791,460 was capitalized to mineral properties.

During the year ended December 31, 2013, the Company recorded $24,730 of share-based compensation for PSUs. Share-based compensation of $4,641 was recorded in the statement of operations and net loss and share-based compensation expense of $20,089 was capitalized to mineral properties.

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

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2013	2012	2011
	$	$	$
Loss before income taxes	(2,987,033)	(4,676,550)	(5,970,842)

Statutory income tax rate	25.75%	25%	26.5%

Expected tax recovery at statutory income tax rate	(769,161)	(1,169,138)	(1,582,273)
Non-deductible expenses and other items	835,061	(773,149)	1,366,125
Difference in tax rates	(264,146)	-	51,534
Change in deferred income tax asset not recognized	448,909	1,922,436	257,226
Foreign exchange	(250,663)	19,851	(92,612)

Income tax expense	-	-	-

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of unrecognized deferred income tax assets and liabilities at December 31, 2013 and 2012 are as follows:

	2013	2012
	$	$
Deferred income tax assets not recognized
Non-capital losses	2,155,465	3,286,831
Mineral interests	875,703	3,452,349
Other	381,063	576,035

	3,412,231	7,315,215
128

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

10.	Income taxes (continued)

The Company has non-capital losses carried forward for Canadian income tax purposes which expire as follows:

$
2029	1,323,206
2030	2,857,063
2031	1,880,258
2032	2,229,724
8,290,251

During the year ended December 31, 2013, the Company completed the restructuring of the beneficial ownership of its mineral interests to its wholly owned subsidiary resulting in the utilization of loss carried forward and cumulative foreign resource expenses for Canadian income tax purposes.

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

On August 12, 2011, the Company, Minco Gold and Minco China, entered into a trust agreement in which Minco Gold and Minco China confirmed that they received the US$10 million and Minco China was required to exchange these US funds into RMB in order to increase Foshan Minco’s registered share capital. As at December 31, 2013, all these funds had been transferred from Minco China to Minco Yinyuan and Foshan Minco, and this trust agreement was effectively settled.

During the year ended December 31, 2013, the Company advanced US $20 million to Minco China via Minco Resources and Minco Gold in accordance with a trust agreement signed on April 30, 2013 in which Minco Silver agreed to advance US $20 million to Minco China to increase Foshan Minco’s registered capital. Minco China will exchange these US funds into RMB.

Minco China is required to exchange the US dollars into RMB, before the money can be used to increase the registered capital of Foshan Minco. The exchange of US dollars into RMB requires approval from the State Administration of Foreign Exchange (“SAFE”). In order to obtain SAFE approval to effect the foreign currency exchange, Minco China, on behalf of Minco Silver has engaged a third party consultant to enter into purchase and sales transaction to exchange US dollars into RMB. During the year ended December 31, 2013, Minco China paid and accrued consultancy fees totaling RMB 1,697,520 ($281,888) (2012 – RMB 2,274,906 ($359,757), 2011- $Nil) due to a third party, who assisted in the completion of currency exchange of the US funds into RMB.

As at December 31, 2013, Minco China held US$ 12,526,138 ($13,399,210) and RMB 14,613,570 ($2,556,161) in trust for the Company.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

11.	Related party transactions (continued)

(b)               Shared expenses

Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing and Vancouver.

Amounts due from related parties as at December 31, 2013 were $3,584,387 (December 31, 2012 – $1,250,129) and consisted of the following:

Amount due to Minco China as at December 31, 2013 of $15,847 (December 31, 2012 – $1,075,820) representing expenditures incurred by Minco China on behalf of Foshan Minco.

Amount due from Minco Gold as at December 31, 2013 of $3,600,234 (December 31, 2012 – $2,325,949) representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada, net of shared head office expenses.

The amounts due are unsecured, non-interest bearing and payable on demand. Minco Gold is a junior exploration company, consequently its ability to repay the loan is subject to the entity’s ability to raise funds. The liquidity position of Minco Gold may result in uncertainty as to the timing of repayment.

In the year ended December 31, 2013, the Company paid or accrued $157,296 (December 31, 2012 – $133,153, December 31, 2011 - $91,210) in respect of rent and $617,044 (December 31, 2012 – $563,879, December 31, 2011 - $488,229) in respect of shared head office expenses and administration costs to Minco Gold.

The above transactions are conducted in the normal course of business.

(c)               Key management compensation

In the years ended December 31, 2013, 2012 and 2011, the following compensation was paid to key management. Key management includes the Company’s directors and senior management. This compensation is included in development costs and administrative expenses.

	Years ended December 31,
	2013	2012	2011
	$	$	$
Cash remuneration	873,124	909,302	1,076,231
Share-based compensation	2,751,426	2,493,631	4,649,089
	3,624,550	3,402,933	5,725,320

12.	Settlement of Sterling loan receivable and break fee

On June 30, 2009, the Company filed a proof of claim with the U.S. Bankruptcy Court in Idaho to collect a break fee, in the amount of US$2,750,000 from Sterling. The settlement amount of US$675,000 ($693,968) was approved by the US Bankruptcy Court in Idaho and received by the Company on June 26, 2012. The Company incurred legal fees and other costs of US$262,357 ($269,729) in its effort to collect the break fee. The Company recorded a $424,238 (US $412,642) gain a settlement of break fee.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

13.	Geographical information

The Company’s business of exploration and development of mineral interest is considered as operating in one segment. The geographical division of the Company’s assets and net loss is as follows:

Income (loss) by geography
		Year ended December 31, 2013
	Canada	China	Total
	$	$	$
General and administration	(3,617,496)	158,498	(3,458,998)
Finance and other income (loss)	627,856	(155,891)	471,965
	(2,989,640)	2,607	(2,987,033)

		Year ended December 31, 2012
	Canada	China	Total
	$	$	$
General and administration	(4,556,646)	(1,040,025)	(5,596,671)
Finance and other income (loss)	1,194,817	(274,696)	920,121
	(3,361,829)	(1,314,721)	(4,676,550)

		Year ended December 31, 2011
	Canada	China	Total
	$	$	$
General and administration	(6,077,515)	(596,551)	(6,674,066)
Finance and other income	703,224	-	703,224
	(5,374,291)	(596,551)	(5,970,842)
Assets by geography
		December 31, 2013
	Canada	China	Total
	$	$	$
Current assets	35,111,455	29,745,100	64,856,555
Non-current assets	22,193	27,831,054	27,853,247
Total assets	35,133,648	57,576,154	92,709,802

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

13.	Geographical information (continued)
		December 31, 2012
	Canada	China	Total
	$	$	$
Current assets	57,113,081	9,810,735	66,923,816
Non-current assets	1,873	21,583,276	21,585,149
Total assets	57,114,954	31,394,011	88,508,965

14.	Commitments
(a)	The Company has commitments in respect of its portion of office leases in China and Canada, requiring minimum payments of $876,914, as follows:
$

2014	543,948
2015	297,982
2016	6,997
2017	5,248
2018 – 2022	22,739
876,914
(b)	The Company has commitments in respect of the Fuwan mine design contract requiring payments of RMB 7.32 million (approximately $1.28 million). The payments are anticipated to continue through to 2014.
(c)	The Company has commitments in respect of the Environmental Impact Assessment for the Fuwan Project and other various reports requiring payments of RMB 1.22 million (approximately $213,206). The payments are anticipated to continue through to 2014.

15.	Financial instruments and fair values

As explained in Note 3, financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of operations or comprehensive loss. Those categories are: fair value through profit or loss, loans and receivables, and other financial liabilities. The following table shows the carrying values of assets and liabilities for each of these categories at December 31, 2013 and 2012:

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

15.	Financial instruments and fair values (continued)

	December 31, 2013	December 31, 2012
Loans and receivables	$	$
Cash and cash equivalents	23,580,514	22,586,298
Short-term investments	36,976,308	42,550,265
Receivables	291,778	148,244
Due from related parties	3,584,387	1,250,129
	64,432,987	66,534,936

	December 31, 2013	December 31, 2012
Other financial liabilities	$	$
Accounts payable and accrued liabilities	523,984	512,604

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

Financial instruments that are not measured at fair value on the balance sheet are represented by cash and cash equivalent, short-term investments, receivable, accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

Due from related parties amounts are unsecured, non-interest bearing and payable on demand. Minco Gold is a junior exploration company. Its ability to repay the loan is subject to the entity’s ability to raise funds. This could cause uncertainty as to the timing of repayment.

Financial risk factors

The company’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk management activities are carried out by management, who identifies and evaluates the financial risks.

Foreign exchange risk

The functional currency of Minco Silver is the Canadian dollar and the functional currency of its Chinese subsidiaries is RMB. Most of the foreign currency risk is related to US dollar funds held by Minco Silver and its Chinese subsidiaries. Therefore, the Company’s net loss is impacted by fluctuations in the valuation of the US dollar in relation to the Canadian dollar and RMB.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

15.	Financial instruments and fair values (continued)

The Company does not hedge its exposure to currency fluctuations. The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$13.5 million monetary assets at year-end.  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- US$1.4 million impact on net loss.

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

Liquidity risk

Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Company’s board of directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements. As at December 31, 2013, the Company has a positive working capital of approximately $64.3 million and therefore has sufficient funds to meet its current operating and exploration and development obligations. However, the Company will require significant additional funds to complete its plans for the construction of the Fuwan project.

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

As at December 31, 2013, the Company does not have any long-term debt and has sufficient funds to meet its current operating and exploration and development obligations. The Company has been offered, through Foshan Minco, conditional approval for a debt facility agreement in the amount of RMB 300 million (approximately $52.5 million) from the Guangdong Branch of the Industrial and Commercial Bank of China. The main condition precedent is the receipt of the Fuwan Silver mining permit. This facility is available to be used for the construction of the Fuwan Silver Project mine.

Minco Silver Corporation

(A development stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013, 2012, and 2011

(Expressed in Canadian dollars, unless otherwise stated)

17.	Subsequent event

On January 22, 2014, the Company granted stock options to purchase 1,425,000 common shares to various employees, consultants and directors at an exercise price of $0.80 per common share. The options vest over an 18 month period from the issue date and expire on January                 22, 2019.

SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this annual report on its behalf.

MINCO GOLD CORPORATION

By:          “Ken Z. Cai”

Ken Z. Cai, President

Date:       March 28, 2014