Form 20-F
period 2014-12-31
MINCO GOLD CORP
filed 2015-03-31
CIK 1020825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 20F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not Applicable

For the transition period from ______________ to ______________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014: 50,514,881 common shares.

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

Minco Gold Corporation (formerly "Minco Mining & Metals Corporation") is incorporated under the laws of the province of British Columbia, Canada. In this document, the terms "the Company", "we" our" and "us" refer to Minco Gold Corporation and its consolidated subsidiaries. Where required, the term "Minco Gold" refers to Minco Gold Corporation as a standalone entity. The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), and are presented in Canadian dollars. The Company files reports and other information with the Securities and Exchange Commission ("SEC"), located at 100 F St. NE, Washington, D.C. 20549. Copies of the Company’s filings with the SEC may be obtained by accessing the SEC’s website located at www.sec.gov. Further, the Company also files reports under Canadian securities regulatory requirements on the System for Electronic Data Analysis and Retrieval ("SEDAR"). Copies of the Company’s reports filed on SEDAR can be obtained by accessing SEDAR’s website at www.sedar.com. The principal executive office of the Company is located at Suite #2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3R5, Tel: 604-688-8002, Fax: 604-688-8030, email address info@mincomining.ca and website www.mincomining.ca.

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

Forward-looking statements are included throughout this document and include, but are not limited to, statements with respect to: our plans for future exploration programs for our mineral properties; our ability to generate working capital; markets; economic conditions; performance; business prospects; results of operations; capital expenditures; and foreign exchange rates. All such forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are relevant in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: our interest in our mineral properties may be challenged or impugned by third parties or governmental authorities; economic, political and social changes in China; uncertainties relating to the Chinese legal system; failure or delays in obtaining necessary approvals; exploration and development is a speculative business; the Company's inability to obtain additional funding for the Company's projects on satisfactory terms, or at all; hazardous risks incidental to exploration and test mining; the Company has limited experience in placing resource properties into production; government regulation; high levels of volatility in market prices; environmental hazards; currency exchange rates; the Company's ability to obtain mining licenses and permits in China; and the other risks and uncertainties set forth in more detail in the section of this Annual Report entitled "Item 3: Key Information – D. Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements containing forward looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All of the forward-looking statements contained in this document are expressly qualified, in their entirety, by this cautionary statement. The various risks to which we are exposed are described in additional detail in this document under the section entitled "Item 3: Key Information – D. Risk Factors". The forward-looking statements are made as of the date of this document and the Company undertakes no obligation to update forward looking statements if circumstances or management’s estimates or opinions should change except as required by law. Users of this Annual Report are cautioned not to place undue reliance on forward looking statements.

CAUTIONARY NOTE ON RESOURCE AND RESERVE ESTIMATES

As a reporting issuer in Canada, the Company is required by Canadian law to provide disclosure respecting its mineral interests in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Accordingly, readers are cautioned that the information contained in this Annual Report may not be comparable to similar information made public by U.S. companies under the United States federal securities laws and the rules and regulations thereunder. In particular, the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" as may be used herein are not defined in SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Readers are cautioned not to assume that any part of or all mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part of or all of an inferred mineral resource exists, or is economically or legally minable.

Further, the terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms, the definitions of which differ from the definitions of the SEC. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

TECHNICAL INFORMATION

This Annual Report contains information of a technical or scientific nature respecting the Company's mineral properties ("Technical Information"). Technical Information respecting the Company's properties is primarily derived from the documents referenced herein. All other Technical Information which appears in this Annual Report has been reviewed and approved by Thomas Wayne Spilsbury, an independent director of Minco Silver Corporation (“Minco Silver”), a company in which the Company owned an 18.45% equity interest as at December 31, 2014. Mr. Spilsbury is a Member of the Association of Professional Engineers and Geoscientists of British Columbia (P Geo), a Member of the Australian Institute of Geoscientists and a Fellow of the Australasian Institute of Mining and Metallurgy CP (Geo) and is a "qualified person", as defined in NI 43-101. The Company operates quality assurance and quality control of sampling and analytical procedures.

CURRENCY

Unless otherwise indicated, all references in this document to "$" and "dollars" are to Canadian dollars, all references to "US$" and "US dollars" are to United States dollars and all references to "RMB" are to the Chinese Renminbi.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise stated, all financial information presented herein has been prepared in accordance with IFRS as issued by the IASB.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected financial information for the fiscal years ended December 31, 2014, 2013, 2012, 2011, and 2010 is derived from the audited financial statements of the Company and the notes thereto, which are prepared in accordance with IFRS as issued by the IASB, and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5: Operating and Financial Review and Prospects".

		Fiscal Year ended December 31,
	2014	2013	2012	2011	2010
	$	$	$	$	$
Operations
Exploration expense	1,177,817	1,550,251	1,617,289	1,963,874	1,467,641
Exploration recovery	-	(622,293)	-	-	-
Operating loss	3,026,755	3,662,049	4,444,854	6,275,689	3,691,505
Finance and other income (expense)	(4,471,039)	1,452,290	614,636	(128,474)	34,006
Income (Loss) from continuing operations	(7,497,794)	(2,943,305)	(4,871,432)	862,446	(2,058,649)
Income from discontinued operations	-	-	-	-	1,607,301
Net Income (loss)	(7,497,794)	(2,943,305)	(4,871,432)	862,446	(451,348)
Income (Loss) per Common share from continuing operations-basic and diluted	(0.15)	(0.06)	(0.10)	0.02	(0.04)
Net Income (Loss) per Common share (basic and diluted)	(0.15)	(0.06)	(0.10)	0.02	(0.01)
Common shares used in calculations
Basic	50,488,078	50,348,215	50,348,215	50,228,592	48,582,347
Diluted	50,488,078	50,348,215	50,348,215	51,580,329	48,582,347

Consolidated Balance Sheet Data

Total assets	9,405,439	16,246,355	19,171,997	22,176,773	23,700,260
Total liabilities	4,502,225	4,304,484	8,707,332	7,715,102	13,469,839
Non-controlling interest	4,988,512	5,124,196	2,425,368	2,415,029	2,444,005
Net assets	4,903,214	11,941,871	10,464,665	14,461,671	10,230421
Share capital	41,882,757	41,758,037	41,758,037	41,758,037	40,335,033
Dividends	0	0	0	0	0

Exchange Rates

The following table sets forth information as to the average, period end, high and low exchange rate for Canadian dollars and US dollars for the periods indicated based on the Bank of Canada nominal noon exchange rates (USD to CAD) in Canadian dollars (US$1.00 = $1.2511 as at March 31, 2015).

Year Ended December 31	Average	Period End	High	Low
2014	1.1045	1.1601	1.1643	1.0614
2013	1.0299	1.0636	1.0697	0.9839
2012	0.9996	0.9949	1.0418	0.9710
2011	0.9891	1.0162	1.0604	0.9449
2010	1.0299	0.9931	1.0778	0.9946

Month	Average	Period End	High	Low
February 2015	1.2500	1.2508	1.2635	1.2403
January 2015	1.2115	1.2717	1.2717	1.1728
December 2014	1.1533	1.1601	1.1643	1.1344
November 2014	1.326	1.1427	1.1427	1.1236
October 2014	1.1213	1.1275	1.1289	1.1136

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.	RISK FACTORS

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

Chinese Legal System and Enforcement

Most of the material agreements to which the Company or its affiliates are party or will be party in the future with respect to mining assets in China are expected to be governed by Chinese law and some may be with Chinese governmental entities. The Chinese legal system embodies uncertainties that could limit the legal protection available to the Company and its shareholders. The outcome of any litigation may be more uncertain than usual because: (i) the experience of Chinese judiciary in the industry in which we operate is relatively limited, and (ii) the interpretation of Chinese laws may be subject to policy changes reflecting domestic political changes. The laws that do exist are relatively recent and their interpretation and enforcement involve uncertainties, which could limit the available legal protections. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws or to obtain enforcement of judgments by a court of another jurisdiction, which could have a material adverse impact on the Company. Many tax rules are not published in China, and those that are published can be ambiguous and contradictory, leaving a considerable amount of discretion to local tax authorities. China currently offers tax and other preferential incentives to encourage foreign investment. However, the tax regime of China is undergoing review and there is no assurance that such tax and other incentives will continue to be available. There is also no guarantee that the pursuit of economic reforms by the Government will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions and changes in state policies affecting the mining industry may have a negative effect on our operating results and financial condition.

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

Future Financing

The Company currently has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company's projects with the possible loss of such properties.

Joint Venture Agreement

There is no guarantee that Minco Gold and its other partners will be able to fund the Changkeng project owned by Guangzhou Mingzhong Mining Co. Ltd (“Mingzhong”). Mingzhong, the entity that holds the Changkeng Permit (as defined below), is owned in part by certain state-owned entities which require government approvals before they are able to increase their investment in Mingzhong. It is unclear when these approvals will be granted, if at all.

Industry Specific Risks

The exploration, development, and production of minerals are capital-intensive businesses, subject to the normal risks and capital expenditure requirements associated with mining operations, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

Operations that we undertake will be subject to hazardous risks incidental to exploration and test mining, including, but not limited to work stoppages, equipment failure and possible environmental damage. Liabilities resulting from such events may result in us being forced to incur significant costs that could have a material adverse effect on our financial condition and business prospects.

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

Potential Conflicts of Interest

Certain members of the Company's board of directors (the “Board”) and officers of the Company also serve as officers or directors of other companies involved in natural resource exploration and development. Consequently, there exists the possibility that those directors and officers may be in a position of conflict. In particular, Ken Z. Cai is a director of and serves in management in each of the Company, Minco Silver and Minco Base Metals Corporation ("Minco Base Metals").

In addition, Samson Siu serves as Interim Chief Financial Officer and Jennifer Trevitt serves as Corporate Secretary for each of the Company, Minco Silver and Minco Base Metals. Any decision made by such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors or officers may have a conflict of interest. Nevertheless, there remains the possibility that the best interests of the Company will not be served because its directors and officers have other commitments. Matters between the Company and Minco Silver which put any of the directors or officers of the Company in a position of conflict are approved by the audit committee of the Board which comprises of solely independent directors.

In addition to the potential conflicts described above, some of the directors and officers of the Company are also directors or officers of other reporting and non-reporting issuers who are engaged in other industry sectors. Accordingly, conflicts of interest may arise which could influence the decisions or actions of directors or officers acting on behalf of the Company.

Scope of Business

In China, companies are granted a business license which specifies the scope of activities that they are permitted to undertake. Although Minco China has taken steps to ensure that all of its business activities are within the scope of its business license, there is no assurance that the relevant Chinese authorities will agree with such assessment. If Minco China is determined to have exceeded the scope of its business license, it could be subject to penalties or other sanctions.

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

Currency Exchange Rates

The Company maintains its accounts in Canadian dollar and RMB denominations. Given that most of Minco Gold's expenditures are currently, and are anticipated to be, incurred in RMB, Minco Gold is subject to foreign currency fluctuations which may affect its financial position and operating results. The Company does not currently have a formal hedging program to mitigate foreign currency exchange risks.

Repatriation of Capital Located in China

The Company may face delays repatriating funds held in China if at any time the Company needs additional resources to enable it to undertake projects elsewhere in the world. There are certain restrictions on the repatriation of funds held in China, as more particularly described below.

Under Chinese law, repatriation of funds from China falls under several categories: (1) profit and capital repatriation; (2) liquidation; and (3) overseas loan repayment. The major requirements for each of the repatriation methods are as follows:

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

(b)
Capital Decrease – Generally, a WFOE must not decrease its registered capital during its operating term. However, if its registered capital needs to be decreased due to the change of the total investment amount or operation scale or for other reasons, such decrease could be done after approval from the original approval authority has been obtained.

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

The above process takes approximately six months to complete.

2.
Liquidation – The investor may also voluntarily liquidate the WFOE in accordance with relevant Chinese law and the articles of association of the WFOE. The procedures for the liquidation of a foreign investment are as follows:

(a)	A resolution to liquidate the WFOE is adopted;
(b)	The WFOE applies to the local DOC for approval of the liquidation;
(c)	The WFOE sets up a liquidation committee to conduct the liquidation;
(d)	Notices to creditors and public announcements about the liquidation must be made;
(e)	The liquidation committee would handle the sale of the assets of the WFOE and the distribution of the liquidation proceeds and submit a distribution report to the local DOC;
(f)	The deregistration of the WFOE must be conducted with the local AIC and local tax, customs, foreign exchange and other authorities; and
(g)	Upon completion of the above procedures, the investor would apply to the local SAFE for repatriation of the liquidated proceeds. Once approval is received, the bank can remit the liquidated proceeds.

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

The Mining Industry Is Highly Speculative

The Company is engaged in the exploration for minerals, which involves a high degree of geological, technical and economic uncertainty because of the inability to predict future mineral prices, as well as the difficulty of determining the extent of a mineral deposit and the feasibility of its extraction without incurring considerable expenditures.

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

We have a material interest in the Fuwan Project held by Minco Silver through its subsidiary. Minco Silver generally has the power to determine the manner in which the Fuwan Project is or will be operated, including decisions to explore the property and put it into production. The interests of Minco Silver and our Company may not always be aligned. Our inability to control the operations of the Fuwan Project may adversely affect our profitability, results of operations and financial condition. Similar adverse effects may result from any other interests we may acquire that are primarily operated by another company. In addition, we have no or very limited access to technical, geological data relating to the mine, including data as to resources or reserves, and we have not received a NI 43-101 compliant technical report in respect of the Fuwan Project addressed to us. As such, we cannot independently determine reserve or resource amounts and are instead wholly dependent on the determination of the reserves and resources by Minco Silver. We can provide no assurances as to the level of reserves or resources on the property. If Minco Silver determines there are insufficient reserves to economically operate a mine, it may determine not to commence mining operations on the property, which could have a material adverse effect on our profitability, results of operations and financial condition. Minco Silver's failure to perform or other decisions made by Minco Silver, including as to scaling back or ceasing operations, could have a material adverse effect on our revenue, results of operations and financial condition.

Terrorist or Cyber-Attacks

Terrorist attacks and threats, cyber-attacks, escalation of military activity or acts of war may have significant effects on general economic conditions and market liquidity, each of which could materially and adversely affect the Company’s business. Future terrorist or cyber-attacks, rumors or threats of war, actual conflicts involving the U.S., Canada or their respective allies, or military or trade disruptions may significantly affect the Company’s operations. The Company does not maintain specialized insurance for possible liability resulting from a cyber-attack on its assets that may impact the Company’s business. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

The principal executive office and registered office of the Company is located at Suite #2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3R5, telephone number 604-688-8002, fax number 604-688-8030 and email address info@mincomining.ca. The Company's shares trade on the Toronto Stock Exchange (the "TSX") under the trading symbol "MMM". The Company began trading on the NYSE MKT on November 22, 2005 under the trading symbol "MMK". On February 1, 2007, the trading symbol on the NYSE MKT was changed from "MMK" to "MGH".

B.	BUSINESS OVERVIEW

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2014, 2013 and 2012. Since the signing of the Company's first co-operation agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China. Over the years, the Company has established strong ties with Chinese governmental bureaus and also with Chinese mining enterprises. The Company's senior management has in-depth experience with the intricacies of Chinese mining laws, permitting and licensing procedures.

At present, the Company is an exploration-stage company and further exploration will be required on its properties before final evaluations as to commercial feasibility can be determined. Other than the Company's interest in the Fuwan Silver Project owned by Minco Silver discussed below, none of the mineral properties owned by the Company have known reserves, and none of such properties are the commercial development or production stage. No assurance can be given that any of the Company's properties will become commercially viable. Further, the Company's interest in joint ventures that own properties will be subject to dilution if the Company fails to expend further funds on the project. The Company has not generated cash flows from operations. These facts increase the uncertainty and risks faced by investors in the Company. See "Item 3: Key Information – D. Risk Factors".

Overview for 2014

Longnan Project - the Company has compiled and analyzed the exploration data from last year’s exploration program on the Baimashi area of the Yejiaba project, which is located in the Wudu district of Gansu Province, China. Four drilling targets were identified, and the Company’s drilling program on the Baimashi area began in early July 2014 and was completed in the fourth quarter of 2014. In 2014, the Company drilled 870.35 meters over four targets. See the discussion of drilling results under “Description of Properties.”

In its continuing efforts to dispose of its non-core assets, Minco China entered into a sale agreement on December 26, 2014 to dispose of four exploration permits in the Yangshan area of the Longnan Project for RMB 3.2 million ($604,618). As at December 31, 2014, the process of transferring the titles to the four permits was pending approval by Gansu Province and the proceeds had not been received.

Changkeng Gold Project - The Company did not conduct any exploration activities in the past three years for the Changkeng Gold Project except for maintaining the exploration permit. The renewed Changkeng Exploration Permit expires on September 10, 2015.

Gold Bull Mountain Project – Minco China also entered into a sale agreement on June 28, 2014 to dispose of its interest in Yuanling Minco Mining Co. Ltd. (“Yuanling Minco”) for RMB 7 million ($1.2 million). Yuanling Minco’s wholly owned subsidiary, Huaihua Tiancheng Mining Ltd. ("Huaihua Tiancheng"), owns the Gold Bull Mountain exploration permit. As at December 31, 2014, the Company issued a notice of termination, as the buyer failed to make the remaining payments within the specified period, resulting in a breach in the sale agreement. The deposit of RMB 2,100,000 ($376,937) received by the Company will be non-refundable in accordance with the sale agreement. During the year ended December 31, 2014, the Company recorded a gain from sale of exploration permit of RMB 2,100,000 ($376,937).

Equity Investment in Minco Silver - as at December 31, 2014, the Company owned a 18.45% equity interest in Minco Silver, a publicly traded company listed on the TSX under the symbol “MSV”, which indirectly holds the title to the Fuwan Silver Project in Guangdong Province, China. In the fourth quarter of 2014, the Company determined that due to a significant decline in the market value of Minco Silver’s common shares, the recoverable amount of its investment was less than its carrying amount. As a result, the Company recognized an impairment loss of $4,205,816, which represents the difference between the carrying value of the investment and its recoverable amount, which was based on the quoted market price of Minco Silver’s shares at December 31, 2014.

In this Annual Report, the discussion respecting the Fuwan Silver Project held by Minco Silver is based on Minco Silver's public disclosure record available on SEDAR at www.sedar.com.

Chinese Mining Regulations

Government Regulations of Mineral Resources and Ownership

Exploration for and exploitation of mineral resources in China are governed by the Mineral Resources Law of China of 1986, amended effective January 1, 1997, and the Implementation Rules for the Mineral Resources Law of China, effective March 26, 1994. In order to further implement these laws, on February 12, 1998, the State Council issued three sets of regulations: (i) Regulation for Registering to Explore Mineral Resources Using the Block System, (ii) Regulation for Registering to Mine Mineral Resources, and (iii) Regulation for Transferring Exploration and Mining Rights (together with the mineral resources law and implementation rules, referred to herein as the "Mineral Resources Law"). Under the Mineral Resources Law, Ministry of Land and Resources (“MOLAR”) is charged with supervision nationwide of mineral resources prospecting and development.

The Mineral Resources Law provides for equal legal status for domestic enterprises and enterprises with foreign investment, security and transferability of mineral titles as well as the exclusivity of mining rights. The right to explore and exploit minerals is granted by way of exploration and mining rights. The holder of an exploration right has the privileged priority to obtain the mining right to the mineral resources in the exploration area, provided the holder meets the conditions and requirements specified in the law.

Foreign Investment

Direct foreign investment in China usually takes the form of equity joint ventures ("EJVs"), cooperative joint ventures ("CJVs") and WFOEs. These investment vehicles are collectively referred to as foreign investment enterprises ("FIEs"). An EJV is a Chinese legal person and consists of at least one foreign party and at least one Chinese party. An EJV generally takes the form of a limited liability company. It is required to have registered capital, to which each party to the EJV subscribes. Each party to the EJV is liable to the EJV up to the amount of the registered capital subscribed by it.

Mineral Resources Permits

The Provisions in Guiding Foreign Investment and the Industrial Catalogue in Guiding Foreign Investment, which was updated on April 1, 2002, January 1, 2005, October 31, 2007 and December 2011 (the "Investment Guiding Regulations"), govern foreign investment in China and categorize industries into three types where foreign investment is: (i) encouraged, (ii) restricted, or (iii) prohibited. Industries not listed in any of the three categories are deemed permitted.

In mining industries, "encouraged" projects include the exploration and mining of coal (and its derived resources), iron, manganese, copper and zinc minerals, etc. "Restricted" projects include the exploration and mining of the minerals of tin, antimony and other noble metals including gold and silver, etc. "Prohibited" projects include the exploration and mining of radioactive minerals and rare earth. Foreign investment is "permitted" if the exploration and mining of the minerals is not included in one of these three categories. Subject to the Investment Guiding Regulations, foreign investment in the exploration and mining of minerals is generally encouraged, in particular in relation to minerals in the western region of China.

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

When a mineral that is capable of economic development is discovered, the licensee may apply for the right to develop such mineral. The period of validity of an exploration permit can be extended by application and each extension can be no more than two years in duration. During the term of an exploration permit, the licensee has the privileged priority to obtain the mining right to the mineral resources in the exploration area covered by the exploration permit, provided it meets the conditions of qualification for mining rights holders. Further, the licensee has the rights to, among other things: (i) explore without interference within the area under permit during the permit term, (ii) construct exploration facilities, and (iii) pass through other exploration areas and adjacent ground to access the permitted area. After the licensee acquires an exploration permit, the licensee is obliged to, among other things: (i) start exploration within the prescribed term, (ii) explore according to a prescribed exploration work scheme, (iii) comply with state laws and regulations regarding labor safety, water and soil conservation, land reclamation and environmental protection, (iv) make detailed reports to local and other licensing authorities, (v) close and occlude the wells arising from prospect work, (vi) take other measures to protect against safety concerns after the prospect work is completed, and (vii) complete minimum exploration expenditures as required by the Regulations for Registering to Explore or Mineral Resources Using the Block System.

Transferring Exploration and Mining Rights

A mining enterprise may transfer its exploration or mining rights to others, subject to the approval of MOLAR or its authorized departments at the provincial or local level, as the case may be. An exploration permit may only be transferred if the transferor has: (i) held the exploration permit for two years as of the issue date, or discovered minerals in the exploration block, which are able to be explored or mined further, (ii) a valid and subsisting exploration permit, (iii) completed the stipulated minimum exploration expenditure, (iv) paid the user fees and the price for prospect rights pursuant to the relevant regulations, and (v) obtained the necessary approval from the authorized department in charge of the minerals. Mining rights may only be transferred if the transferor needs to change the ownership of such mining rights because it is: (i) engaging in a merger or split, (ii) entering into equity or cooperative joint ventures with others, (iii) selling its enterprise assets, or (iv) engaging in a similar transaction that will lead to the alteration of the property ownership of the enterprise. A mining permit may only be transferred if the transferor has: (i) commenced production for no less than one year, (ii) a valid and subsisting mining permit without title dispute, and (iii) paid the user fees, the price for the mining right, any applicable resource tax and any mineral resource compensation required pursuant to applicable laws.

Environmental Laws

The laws and policies for environmental protection in China have moved towards stricter compliance and stronger enforcement. The basic laws in China governing environmental protection in the mineral industry sector of the economy are the Environmental Protection Law, the Environment Impact Assessment Law and the Mineral Resources Law. The State Administration of Environmental Protection and its provincial counterparts are responsible for the supervision of implementation and enforcement of environmental protection laws and regulations. Provincial governments also have the power to issue implementing rules and policies in relation to environmental protection in their respective jurisdictions. Applicants for mining rights must submit environmental impact assessments and those projects that fail to meet environmental protection standards will not be granted licenses.

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

The Company has wholly-owned and less than wholly-owned subsidiaries as follows: Wholly-owned subsidiaries - Minco China, Yuanling Minco, Huaihua Tiancheng, and Minco Resource Limited ("Minco Resources"). The Company, through Minco China, established Tibet Minco Mining Co Ltd (“Tibet Minco”) on January 29, 2013 for the purpose of potential future transactions.

Less than wholly-owned subsidiaries – the Company through Minco China and Tibet Minco owns 51% of a company formed and known as "Guangzhou Mingzhong Mining Co., Ltd." - the holding company for the Changkeng Gold Property and the Changkeng Exploration Permit.

During 2013, Minco Gold transferred its interest in Minco China to Minco Resources, a 100% subsidiary of Minco Gold, that resulted in Minco China becoming a wholly-owned subsidiary of Minco Resources.

Minco Silver, incorporated on August 20, 2004, is a related party to the Company through common management. This company was incorporated to acquire and develop silver projects in China and is currently involved with the development of the Fuwan Silver Project in Guangdong Province, China.

The Company assigned its 51% interest in the Silver Mineralization to Minco Silver. The remaining 49% interest in the silver mineralization on the Changkeng Property remains with the other minority shareholders of Mingzhong.

Foshan Minco Fuwan Mining Co. Ltd. ("Foshan Minco"), a subsidiary of Minco China and the Company, is beneficially owned by Minco Investment Holdings HK Limited (“Minco HK”), a subsidiary of Minco Silver pursuant to a confirmation agreement between Minco Silver, Minco Gold and Minco China dated August 24, 2006 (the "Confirmation Agreement") and subsequent assignments and transfers to Minco HK. Foshan Minco is subject to a 10% beneficial interest held by Guangdong Geological Bureau, a Chinese government owned entity. Pursuant to the agreements between Minco Gold and its subsidiaries and Minco Silver and its subsidiary, Minco Gold and Minco China agreed to hold all licenses, permits and other assets held by Minco China in respect of the Fuwan Project and all licenses, permits and other assets acquired subsequent to the date of the Confirmation Agreement in trust for Foshan Minco. Foshan Minco is consolidated into Minco Silver for accounting purposes.

The legal structure described above reflects restrictions under Chinese law for foreign companies to invest in registered Chinese entities. Funding from Minco Silver to Foshan Minco must pass through Minco China. Minco China is a WFOE for the purposes of Chinese law and is the parent company of Foshan Minco under Chinese law. This transaction flow will be necessary until such time as Foshan Minco becomes Minco Silver's legal subsidiary in China when Minco Silver incorporates a WFOE to allow it to pass funds directly to Foshan Minco. As Foshan Minco is consolidated into Minco Silver for accounting purposes, loans or funds advanced from Minco Silver to Minco Gold or Minco China are discharged when such funds are advanced from Minco China to Foshan Minco as, at such time, the funds move back into the Minco Silver consolidated group. Minco Gold and Minco China are used by Minco Silver as conduits to transfer funds to Foshan Minco; however, they have no ongoing obligation with respect to funds advanced through to Foshan Minco and are not subject to repayment obligations in respect of such funds.

D.	DESCRIPTION OF PROPERTIES

The following consists of a discussion of the properties that Minco Gold holds through its subsidiaries and its investment in Minco Silver, which owns the Fuwan Silver Project.

I.	CHANGKENG GOLD PROJECT

The following is a brief description of the Company's Changkeng Gold Project. Technical Information respecting the Changkeng Gold Project is primarily derived from the NI 43-101 technical report entitled "Technical Report and Updated Resource Estimate on the Changkeng Gold Project Guangdong Province, China", dated effective February 21, 2009 and prepared by Tracy Armstrong, P. Geo Ontario, Eugene Puritch, P. Eng. Ontario and Antoine Yassa, P.Geo. Québec, all of P&E Mining Consultants Inc. of Brampton, Ontario ("P&E"), and all qualified persons for the purposes of NI 43-101. This technical report includes relevant information regarding the data, data validation and the assumptions, parameters and methods of the mineral resource estimates on the Changkeng Project.

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

Mingzhong, a cooperative joint-venture established among Minco China, Guangdong Geological Bureau, Guangdong Gold Corporation and two private Chinese companies to jointly explore and develop the Changkeng Property, signed a purchase agreement in January 2008 to acquire a 100% interest in the Changkeng Exploration Permit on the Changkeng Project from 757 Exploration Team.

The transfer of the Changkeng Exploration Permit from 757 Exploration Team to Mingzhong was approved by MOLAR in 2009. This exploration permit was renewed for a two-year period ending on September 10, 2015. The purchase price of the Changkeng Exploration Permit was set at RMB 48 million (approximately $7.6 million). As of December 31, 2008, the Company paid the first payment of RMB 19 million (approximately $3.22 million) for the Changkeng Exploration Permit to 757 Exploration Team. The remaining balance of RMB 29 million ($4.92 million) was settled in May 2013.

Pursuant to the terms of an agreement with Minco Silver, the Company has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to Minco Silver. As a result, Minco Silver is responsible for 51% of the total costs in relation to the Changkeng Silver Mineralization.

EXPLORATION ACTIVITIES

The Company has not conducted any exploration activities on the Changkeng gold project in the past three years, except for maintaining the exploration permits in respect of the project.

On April 18, 2013, Minco China and 757 Exploration Team entered into a loan agreement in which Minco China agreed to loan RMB 10 million ($1,641,900) with an annual interest rate of 6% to 757 Exploration Team for a two-month period ending June 18, 2013. The loan was repaid on the scheduled date and the Company recorded RMB 65,753 ($10,919) of interest income during the year ended December 31, 2013.

According to a Supplementary Agreement signed between 757 Exploration Team and Mingzhong, 757 Exploration Team agreed to refund RMB 3.8 million ($622,293) to Mingzhong for certain exploration costs incurred during the early stages of the Changkeng project. The refunded amount was recorded as an exploration cost recovery during the year ended December 31, 2013. On July 31, 2013, Mingzhong paid RMB 1.03 million ($169,669) to 757 Exploration Team for the previously completed hydro-geological program on the Changkeng Gold Project.

As at December 31, 2014, the Company had received funds of RMB 2.4 million ($453,463) from three minority shareholders of Mingzhong. This was classified as a current liability, pending approval of a capital injection from the remaining non-controlling shareholders.

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

The major structural control at Changkeng is an upright, open syncline with its axis trending northeast. The syncline is composed of Lower Carboniferous limestone and Triassic siliciclastic rocks. A low-angle fault zone is developed along the contact between the Lower Carboniferous unit and the Upper Triassic unit. The fault zone is from several meters to tens of meters in width and is occupied by lenticular, brecciated and silicified rocks, brecciated limestone, and silicified sandy conglomerate. The fault zone may have acted as both a feeder conduit and as a host structure for the gold and silver mineralization in the area. A set of second-order faults parallel to the major fault were developed in the limestone at the footwall, and silver mineralization is known to occur in the second-order faults on the Fuwan Property to the south. Gold was discovered at Changkeng in early 1990 by systematic follow up of stream sediment and soil geochemical anomalies identified from surveys completed by the Guangdong Provincial government. Illegal, small scale mining began in 1991 and removed most of the oxidized, near surface mineralization. Based on 13 surface trenches and 81 diamond drill holes, P&E prepared an initial NI 43-101 compliant resource estimate on the deposit in March of 2008 with a resource update in March 2009 (collectively, the "Changkeng Technical Reports"). The Changkeng Technical Reports can be found on SEDAR and are incorporated by reference herein. The detailed resource estimates are provided below.

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

DRILLING PROGRAM

The Company completed a comprehensive exploration program on the Changkeng Gold Project from late 2007 to the end of 2008. The exploration program consisted of drilling of 66 diamond holes and an extensive hydrological study as well as a geotechnical survey. The drilling program was designed to expand the known resources through step-out drilling, as well as increase the indicated resources through in-fill drilling, with the first 22 holes mainly testing the wider spaced drill targets throughout the entire property. Drilling was conducted on an approximately 40 meter section spacing with holes on section between 20 meters and 80 meters apart.

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

The following is a summary of the updated resource calculation prepared for the Changkeng Property. The definitions of Indicated and Inferred Resources are in compliance with the Canadian Institute of Mining Metallurgy and Petroleum CIM Definition Standards on Mineral Resources and Reserves (the "CIM Definition Standards"), which were adopted by the CIM Council on December 11, 2005.

Minco Gold has 51% ownership of the Changkeng Project, which has two distinct and separate mineralized zones (a gold ("Au") dominant zone and a silver ("Ag") dominant zone). The gold portion of the resource estimate has been expanded and upgraded to contain indicated resources of 4.0 million tonnes @ 4.89 g/t Au for a total of 623,100 oz Au. The estimate also contains inferred resources of 4.0 million tonnes @ 3.01 g/t Au, for a total of 386,800 oz Au.

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

The Changkeng Project also contains a portion of a second distinct deposit, which is silver dominant. Minco Gold assigned its 51% ownership in these resources to Minco Silver pursuant to an assignment agreement dated August 20, 2004. The deposit contains indicated resources of 5.6 million tonnes @ 170 g/t Ag for a total of 30,708,000 oz Ag and inferred resources of 1.1 million tonnes @ 220 g/t Ag for a total of 7,517,000 oz Ag.

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

LOCATION

The Longnan projects are located at the southern part of Gansu province, 30km north-east from Longnan (Wudu) city and 250km south-west from the nearest railway station and the airport in Tienshui city. The area is connected with the provincial center Lanzhou and major cities with paved roads. A new highway and a railway are under construction to connect Longnan city with Chengdu and Lanzhou. Construction is expected to be completed in 2015. The project area lies in the transition area of China's steppes with the Southern Gansu Plateau in the west, Sichuan Basin in the south, Qinling Mountains and Hanzhong Basin in the east, as well as the Loess Plateau in the north. The terrain is higher in the northwest and lower in the southeast. High Peneplenized Mountains and deep valleys interweave with hills and basins. Elevations vary from 1900m to 2600m above sea level. Longnan area has a temperate, monsoon-influenced semi-arid climate with chilly winters and hot, moderately humid summers. Due to the protected valley location and the southerly location within the province, the area is one of the warmest in Gansu, with annual temperatures ranging from 10 to 15 °C (50 to 59 °F). The annual precipitation is 400 to 1000 mm, while there are between 160 to 280 frost free days and the annual mean sunshine total is 1,850 sunlight hours. Rainfall tends to be greatest during the summer.

The population of Longnan district is 540,000 (estimated in 2004). The area surrounding the Yejiaba Project is sparsely populated by people in small scattered villages. Labor is available locally. The area is rich with building materials. To the Company’s knowledge, no formal exploration work had previously been undertaken on the Longnan Project.

Geological Map of Longnan District

OWNERSHIP

The focus of the Company's activities has been the exploration of its projects in the Longnan region, in particular the Yejiaba Project. Minco China, the Company’s wholly-owned subsidiary, presently holds nine exploration permits in the Longnan region in the south of Gansu Province in China. The Longnan region consists of three projects according to their geographic distribution, type and potential of mineralization within the southwest Qinling gold field.

Yejiaba: Includes four exploration permits along a regional structural belt parallel to the Yangshan gold belt. The potential in this area is for polymetallic mineralization (gold-silver-iron-lead-zinc). The Company completed a NI 43-101 technical report on Yejiaba titled "Independent Technical Report on the Yejiaba Gold – Polymetallic Project – Gansu Province, P.R. China", prepared by Calvin R. Herron, P. Geo. Ontario, a consultant to the Company and a qualified person for the purposes of NI-43-101, dated effective April 29, 2012 and which has been filed on SEDAR. This report summarizes the work conducted on the Yejiaba project to April 2012 and includes independent check sampling.

Yangshan: Includes four exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area. The primary potential in this area is for gold.

Xicheng East: Includes one exploration permit for the east extension of the Xicheng Pb-Zn mineralization belt. The potential in this area is for polymetallic mineralization (gold-silver-lead-zinc).

The Company has submitted the renewal application for the four exploration permits for Yejiaba and one exploration permit for Xicheng East that were originally set to expire on February 4, 2014. The renewal applications are currently being processed by MOLAR.

On December 13, 2013, Minco China entered into an agreement with Gansu Yuandong Investment Co., Ltd (“YDIC”) pursuant to which Minco China agreed to sell two exploration permits in the Xicheng East and Yangshan area to YDIC for RMB 0.8 million ($140,000). The process of transferring title to the two permits to YDIC was pending approval by Gansu Province and the proceeds from this sale had not been received as at December 31, 2014.

On December 26, 2014, Minco China entered into an agreement with Beijing Runlong Investment Limited Company (“Beijing Runlong”) in which Minco China agreed to sell four exploration permits in the Yangshan area to Beijing Runlong for total cash proceeds of RMB 3,200,000 ($604,618). The process of transferring title to the four permits to Beijing Runlong was pending approval by Gansu province and the proceeds from this sale had not been received as at December 31, 2014.

Beijing Runlong agreed to make the following payments to Minco China:

i)	5% of the total cash proceeds within 20 working days from the date of signing the agreement;

ii)	45% of the total cash proceeds upon receiving the approval of the transfer from the Provincial land and resources administrative authority, before submitting to MOLAR; and

iii)	50% of the total cash proceeds within 5 days upon receiving the approved exploration rights license.

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

Sampling and assaying

The channel samples taken in the trenches are generally 10 cm wide, 5 cm deep lengths are typically 1m but can be slightly longer or shorter to match geological boundaries. Only significant channel sample results are reported below, where composited gold grades are over 0.50 g/t. Reported composites may comprise individual samples with gold assays lower than 0.5g/t if it is deemed that the geology and mineralization is continuous over the interval. Channel sample intervals may not necessarily represent true thickness of the mineralization. Sample preparation was performed by SGS-Tianjin, an independent laboratory, at their laboratory in Xian (China). SGS-Tianjin holds ISO 9001:2008 and ISO/IEC 17025:2005 accreditations. Pulps are then analyzed at the SGS-Tianjin assay facility in Tianjin. Sample QAQC methods consisted of insertion of blank and duplicates in the field (one in twenty samples), while SGS-Tianjin inserted analytical duplicates and reference standards into the sample stream at their laboratory.

2014 Exploration Activities

Baimashi North Target

The Company’s 2014 exploration program at its Yejiaba Gold Project in southern Gansu Province was concluded on January 1, 2015. Starting in July, four diamond holes were drilled for a total of 870.35m within the Baimashi North Target, testing an area of widespread artisanal mining activity that displayed favorable potential for hosting a bulk-tonnage, low grade gold system. This scout drilling program evaluated a variety of Au-As geochemical anomalies and Au-bearing structures identified by Minco’s 2013/2014 surface and underground sampling within an area measuring 1000m long by 500m wide. As of this date, assays received from SGS Tianjin for the first three drill holes plus the upper half of the fourth hole are presented below. The bottom half of the fourth hole is still being processed.

The Baimashi drill results received so far from SGS are tabulated as follows, bearing in mind only the assays for the top half of BMS-14-004 have been included:

Table 1. Significant gold intercepts in 2014 Baimashi North drill holes.
Hole #	From (m)	To (m)	Interval (m)	Au (g/t)
BMS-14-001 (223.57m TD)	9.00	22.02	13.02	0.346
	191.94	192.74	0.8	6.948
	192.74	196.37	3.63	0.902
	198.50	199.44	4.96	1.156
BMS-14-002 (158.20m TD)	29.47	31.86	2.39	0.391
BMS-14-003 (182.23m TD)	33.80	36.00	2.20	0.331
	82.75	84.82	2.07	0.392
BMS-14-004 (253.18m TD)	18.20	20.20	2.00	0.498
	35.00	36.00	1.00	0.498
	78.30	79.10	0.80	1.076

Our first hole at BMS-14-004 hosts the best gold results, with several stretches of low-grade mineralization punctuated by a high-grade vein (0.8m @ 6.948 g/t) hit at 192m. The gold mineralization seen in our holes did not have the higher gold grades at depth that we hoped to encounter, which greatly diminished the potential for a bulk tonnage deposit within North Baimashi target. Potential exists for low-tonnage, vein-type mineralization of moderate grade (2.5g/t to 7g/t) along narrow (generally <1m thick), high-angle shears and dike contacts. These targets may be of interest to small mine operators.

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

Samples collected within the Baimashi North Target

Following the encouraging results found in the third quarter of 2013 described below, a total of 589 soil samples and 39 rock samples were collected within this target during the fourth quarter of 2013. The soil sample results show a gold range from 0.005 to 3.968 ppm (refer to Table 2).

Table 2. Summary of sample types collected within the Baimashi Targets
	# of Samples	Gold Range (ppm)	Average Au (ppm)
Rock Chip	912	<0.005 – 47.115	0.729
Soil	818	<0.005 – 3.968	0.055
Trench Channels	339	<0.005 – 14.250	0.190
Stream Sediment	41	<0.005 – 0.226	0.015

During the year ended December 31, 2013, 247 rock chip samples, 125 soil samples and 41 stream sediment samples within Baimashi North Target were collected.

The 247 rock samples collected within the Rock Gold Mineralization Zone run from 0.005 to 47.115ppm Au and average 1.49ppm, which is a potentially economic grade for an open-pit operation if this grade can be maintained. A rough analysis of the rock sample data is presented in Table 2, where we see a high percentage of samples (39%) carrying gold values exceeding 0.5 g/t, while 68% run in excess of 0.1 g/t. Six samples included in the >3.0 ppm Au category in Table 3 exceed 10ppm Au. If these six high-grade samples are taken out, the overall average grade drops to 1.00ppm, which illustrates the weight carried by high-grade numbers in this zone.

Table 3. Summary of rock chip sample results (excludes dumps).
Sample Ranges	Number of Samples	% of Total Samples	Average Au (ppm)	Average As (ppm)	Average Sb (ppm)
>3.0 ppm Au	22	8	8.391	4292	99
1.0-3.0 ppm Au	48	17	1.764	2358	66
0.5-1.0 ppm Au	41	14	0.691	1797	54
0.1-0.5 ppm Au	83	29	0.276	1340	25
<0.1 ppm Au	94	32	0.027	241	8

The overall gold grade distribution is summarized in Table 4. This is obviously a low grade system, and the amount of high grade found within the low-grade blanket will determine whether or not this target has the potential to be economical.

Table 4. Distribution of gold grades in 247 rock samples collected at Baimashi North Target
Grade Range (ppm Au)	<0.1	0.1 -- 0.5	0.5 -- 2	2 -- 4	4 -- 6	6 -- 8	>8
% of Total	18	32	33	9.3	3.2	1.6	2.4

The rock samples collected within this zone tested a variety of geologic features and they can be grouped into vein/fault, dike-related, and altered rock types. The carbonate veins and altered faults usually range from 0.1m to 1.0m wide, and the sampling often includes some of the surrounding low-grade wallrock. Altered dikes and dike margins were also sampled as a separate rock type, as were several zones of altered phyllitic limestone (the “altered rock type”) hosting stockwork-type carbonate veinlets.

Averaged Au-As sample results for these three rock groups are compared in Table 5. Based on the As:Au ratios, arsenic values look to be following the intrusive dikes and sills, which suggests a congenetic relationship between the intrusive plumbing and Au-As mineralization. In contrast, the lower As:Au ratio seen in the vein/fault type is attributed to post-intrusion mineralization in younger, more dilatant zones.

Table 5. Comparison of Au-As mineralization in major sample types at Baimashi North Target
Sample Type	Ave. Au (ppm)	Ave. As (ppm)	As/Au Ratio
V: Vein/Fault type	2.190	2185	997
D: Dike related	0.951	1726	1815
R: Altered rock type	0.958	1325	1383

Yangshan and Xicheng East

During 2014, the Company did not conduct any exploration activities on these two projects except for maintaining the exploration permits in respect of the projects.

III.	TUGURIGE GOLD PROJECT

On December 16, 2010, Minco China entered into a JV agreement with 208 Team, a subsidiary of China National Nuclear Corporation, to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China. 208 Team did not comply with certain of its obligations under the JV Agreement, including its obligation to set up a new entity (the “JV Co”) and transfer its 100% interest in the Tugurige Gold Project to the JV Co. As a result, Minco China commenced legal action in China seeking compensation.

On March 25, 2013, Minco China settled its claim against 208 Team relating to the JV Agreement for RMB 14 million ($2.4 million). The Company received RMB 5 million ($801,395) during 2013 and RMB 4 million ($699,688) in 2014.

As at December 31, 2014, the remaining RMB 5 million ($944,715) balance due under the legal settlement had not been recognized due to the uncertainty of collectability. The Company has recommenced legal action against 208 Team to recover the remaining unpaid balance.

During the year ended December 31, 2014, the Company paid legal fees of 71,345 RMB ($12,806) pertaining to the aforementioned settlement. The Company recorded a recovery of 828,655 RMB ($148,739) for overaccrued legal fees.

IV.	FUWAN SILVER PROJECT OF MINCO SILVER

Current Developments on the Fuwan Silver Project

During 2014, The Company continued its focus on the Environmental Impact Assessment (“EIA”) report and the permitting process in order to apply for a mining license for the Fuwan Silver Project.

During 2013, Minco Silver made great efforts to regain the support of local communities and has had productive communication with the Zhaoqian District government and the Gaoyao County government before the submission of the revised EIA report to Guangdong EPA department. Due to the fact that the last public survey was carried out in 2008, Minco Silver conducted a new extensive public survey among local communities concerning the development of the Fuwan Silver Project, and obtained a very strong support from the locals. On May 26, 2013, the Gaoyao County government issued an official approval of the development of the Fuwan Silver Project to Foshan Minco.

Minco Silver successfully renewed the Fuwan Exploration Permit for a two-year period ending on July 20, 2015. The Preliminary Mine Design for the Fuwan Project was completed by China Nerin Engineering Co. Ltd in 2013.

Several large mining groups in China expressed an interest in the Fuwan Silver Project in late 2012. Minco Silver hosted site visits, data reviews, and preliminary discussions with those groups; however no definitive agreements have been concluded as at the date hereof. Minco Silver’s strategy is to secure a large Chinese mining group as a business partner.

In 2010 Minco Silver engaged the Guangdong Nuclear Design Institute (“GNDI”) to complete the Chinese Regulatory EIA report. The EIA report was reviewed by a technical panel appointed by the Department of Environmental Protection Administration of Guangdong Province in principle on March 7, 2010 with certain comments. Minco Silver submitted the revised report to the Department in December 2010 after addressing the comments received from the panel.

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

The revision of the EIA report has been completed incorporating the results from the water monitoring survey report. The revised EIA report will be submitted to the Department of Environmental Protection of Guangdong (“EPA”) as soon as they accept new application of EIA reports. The delay in approval of the EIA report on the Fuwan Silver Project has been due to the negative impact caused by the collapse of the tailings dam of an operating mine in Guangdong Province four years ago. The preliminary mine design was completed in 2013 and will be released after the requirements from the approved EIA report are met.

The following summarizes significant progress made in permitting and approval on the Fuwan Silver Deposit:

·	The Chinese Preliminary Feasibility Study was completed by the Changsha Non-Ferrous Mine Design Institute and approved by an expert panel.

·
The Mining Area Permit, which covers approximately 0.79 km2, defines the mining limits of the Fuwan Silver Deposit and restricts the use of this land to mining activities, was approved by MOLAR. The renewed permit expires on April 10, 2016.

·	The Soil and Water Conservation Plan was completed and approved.

·	The Geological Hazard Assessment was completed and approved in September 2009.

·	The Mine Geological Environment Treatment Plan was reviewed and approved by the Environment Committee of China Geology Association.

·	The preliminary Safety Assessment draft report was completed in December 2011 and submitted to the Safety Bureau of Guangdong Province for approval.

Disclosure of information of a technical or scientific nature for the Fuwan Project has been disclosed in two Minco Silver Technical Reports and a news release describing the results of a resource update, filed on SEDAR and can be accessed at www.sedar.com or on Minco Silver’s website at www.mincosilver.com. They are as follows:

NI 43-101 technical report titled “Technical Report and Updated Resource Estimate on the Fuwan Property Guangdong Province, China”, dated January 25, 2008, prepared by Eugene Puritch, P. Eng. Ontario, Tracy Armstrong, P. Geo Ontario, and Antoine Yassa, P.Geo. Québec, all of P&E (the "Fuwan Technical Report"), includes relevant information regarding the data, data validation and the assumptions, parameters and methods of the mineral resource estimates on the Fuwan Project.

“Minco Silver announces a 31% increase in the Indicated Resource on its Fuwan Silver Project” Minco Silver Corporation News Release, May 12, 2008.

NI 43-101 Technical Report titled “Fuwan Silver Project Feasibility Study Technical Report”, dated September 1, 2009 prepared by John Huang, P.Eng., S. Byron V. Stewart, P.Eng., Aleksandar Živković, P.Eng. and Scott Cowie, B.Eng, MAusIMM, all of Wardrop and Eugene Puritch, P.Eng. of P&E, all qualified persons for NI 43-101. This technical report includes relevant information regarding the data, data validation and the assumptions, parameters and methods used in determining the ore reserves on the Fuwan Project.

All other disclosure of a scientific or technical nature in this Annual Report was reviewed and approved by Thomas Wayne Spilsbury, an independent director of Minco Silver, a Member of the Association of Professional Engineers and Geoscientists of British Columbia (P Geo), a Member of the Australian Institute of Geoscientists and a Fellow of the Australasian Institute of Mining and Metallurgy CP (Geo) and a “qualified person”, as defined in NI 43-101.

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

Location of License Areas

OWNERSHIP

On July 2005, MOLAR approved the transfer of Exploration Permit for the Fuwan Project ("Exploration Permit") to Minco China from 757 Exploration Team. The cost of the Exploration Permit in respect of the Fuwan Silver Project was independently appraised at approximately RMB10,330,000 ($1.47 million). Minco Silver paid the entire amount for the Exploration Permit to 757 Exploration Team.

The Company has three reconnaissance survey exploration permits on the Fuwan Silver Deposit, having a total area of 125.74 sq. km, covering a major part of the northeast-trending Fuwan silver belt, which hosts the known gold and silver occurrences in the Sanzhou basin, including the Fuwan silver and Changkeng gold deposit in which Minco Gold owns a 51% interest. The exploration permit for the Fuwan main deposit area is the Luoke-Jilinggang (57.16 sq. km.). The Company successfully renewed the exploration permit of Luoke-Jilinggang in 2013 for a two-year period ending on July 20, 2015. Another two silver exploration permits on the Fuwan belt were set to expire on April 7, 2014, referred to as Guyegang (55.88 sq. km.) and Hecun (12.7 sq. km.), and are held by Minco China in trust for the Company. The Company decided not to renew a third permit, the Guanhuatang property, which expired on April 7, 2014, due to its proximity to new town developments and water reservoirs. The Company has submitted the renewal application for the two remaining permits that were originally set to expire on April 7, 2014. The renewed applications are currently being processed by MOLAR.

EXPLORATION PROGRAM

Minco Silver conducted a comprehensive exploration program on the Fuwan Project between 2005 and 2008. The exploration program included a six phases of drilling, totaling 260 drill holes, comprising 69,074 meters of diamond drilling over both the Fuwan Silver Deposit and the surrounding regional area, detailed hydrological studies for the Fuwan Silver Deposit area, metallurgical testing, and geotechnical studies. An exploration report was prepared on the Fuwan Silver Deposit at the end of the exploration program and was approved by MOLAR.

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

Resource Estimate1 @ 40g/t Ag Cut-Off Grade.

Resource Area & Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Fuwan Permits Indicated	13,948,000	188	84,268,000	0.17	0.20	0.56
Changkeng Permit Indicated*	2,027,000	142	9,235,000	0.40	0.20	0.61
Total Indicated	15,975,000	182	93,503,000	0.20	0.20	0.57
Fuwan Permits Inferred	10,241,000	171	56,147,000	0.26	0.26	0.72
Changkeng Permit Inferred **	1,049,000	212	7,136,000	0.29	0.37	0.86
Total Inferred2	11,290,000	174	63,283,000	0.26	0.27	0.73

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

1
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2
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

In November 2007, SRK Consulting Canada Inc. ("SRK") completed a Preliminary Economic Assessment of the Fuwan Silver Deposit, "Preliminary Economic Assessment – Fuwan Silver Deposit", which can be accessed on SEDAR.

In May 2008, Changsha Engineering and Research Institute of Nonferrous Metallurgy ("CINF") completed a Pre-feasibility Study (Chinese language, non NI 43-101 compliant).

In October 2009 Wardrop produced a NI 43-101 compliant Feasibility Study of the Fuwan property, "Fuwan Silver Project Feasibility Study Technical Report", which can be accessed on SEDAR.

The principal consultants utilized by Minco Silver in the preparation of the Fuwan Technical Report are as follows:

·	Wardrop – mining, processing, capital cost (mining) and financial analysis
·	P&E – geology and resource estimation
·	Environmental Resources Management – environmental
·	China Nerin Engineering Co. Ltd. ("NERIN")/Wardrop – infrastructure, overall site water management, hydrogeology, tailings and waste rock disposal, and capital cost (excluding mining).

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

Eight zones of silver mineralization have been identified:

·	Zone 1, lying entirely within the fault plane, which contains a relatively large volume of silver mineralization particularly in the west part;
·	Zone 2, partially within the brecciated and silicified fault zone, which contains the greatest volume of silver mineralization;
·	Zone 3, which occurs in the footwall of the main fault zone;
·	Zones 4, 5, and 6, which are situated entirely within the footwall along planar fractures in the limestone;
·	Zone 7, which is located in the Luzhou area, along strike to the southwest of the main Fuwan Silver Deposit; and
·	Zone 8, which is located on the east side of the Xijiang River, along strike to the north east of the main Fuwan Silver Deposit.

Zones 7 and 8 are not included in the Fuwan resource estimate.

MINING

Reserve Estimate

The resource estimate provided by P&E classified the resources for the Fuwan Zones 1 to 4 as indicated and inferred. Only indicated mineral resources as defined in NI 43-101 were used to establish the probable mineral reserves. No reserves were categorized as proven.

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

In order to obtain the mining permits in China, it is necessary to use an official Chinese resource estimate prepared according to Chinese codes. The estimated Chinese resource may not be the same as the NI 43-101 resource estimated in the Fuwan Technical Report.

Wardrop received the block model that was used for the P&E resource estimate then applied mining and economic parameters to the model in order to form the basis of the reserve estimate. Since the deposit is polymetallic, it was decided to estimate the net smelter return (NSR) for each block in the model in order to design the stope outlines and evaluate economic viability.

The NSR value was calculated assuming the three-year historical average metal prices from the London Metal Exchange (LME) as at May 31, 2009:

·	US$13.00/oz for silver
·	US$688.00/oz for gold
·	US$0.88/lb for lead
·	US$1.28/lb for zinc.

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

NSR Cutoff Value

A cutoff NSR value of US$37.13/t was used for the reserve estimate and was selected based on estimated operating costs as shown as follows:

Table 1.1 - Operating Costs for the Reserve Estimate

Area	Unit Cost (US$/t)
Mine	18.41
Process	10.77
Tailings Management	1.30
Surface Services	0.79
General & Administrative	5.86
Total	37.13

Wardrop used a stope recovery factor of 95%, an average mining extraction rate of 97%, and an average 7% internal dilution, 8% external dilution and 3% full dilution to estimate the total amount of diluted probable mineral reserves. Ore reserve calculations conservatively assumed dilution to contain no metal. The probable mineral reserve estimate is 9,117,980 t at 189 g/t Ag, 0.146 g/t Au, 0.196% Pb, and 0.566% Zn. Table 1.3 lists the reserve estimate by zone.

Table 1.2 - Probable Reserve Estimate Summary

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

The recommended support for waste development is as follows:

·	backs – 2.4 m long bolts on 1.2 m by 1.2 m pattern
·	walls – 2.4 m long bolts on 1.5 m by 1.5 m pattern
·	allow 25% coverage with a welded wire mesh square measuring 100 mm by 100 mm with 4 mm diameter wire
·	allow 25% coverage with shotcrete 50 mm nominal thickness.

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

Two large scale pumping tests were subsequently undertaken, one in the Fuwan exploration area and one in the Changkeng exploration area. These tests involved the long term pumping (4 to 7 days) of a reamed out exploration borehole at rates of 15 to 24 L/s, and the regular monitoring of water levels in a series of surrounding monitoring wells completed in both the carbonate unit and the overlying sandstone. Analysis of the resulting pumping test data showed the carbonate unit to have a relatively high conductivity (1.1. x 10-5 m/s) and good hydraulic connectivy over a large area (drawdown cone 9 m deep at the pumping well and extending at least 1.5 km in all directions). This pumping test data also suggests that the geological faults in the area do not have any significant influence on the drawdown cone, so they likely do not act as a source of groundwater recharge.

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

In order to refine the potential groundwater inflow rates, the existing geological and hydrogeological information, along with surface water and meteorological data, as collected by various parties, should be compiled into a detailed hydrogeological model of the area, and calibrated against the existing large scale pumping test data set. Supplementary pumping testing in the area of the F3 Fault should also be considered in order to complete the data set.

Due to the potential for large volume groundwater inflows into the proposed mine excavations, predictive and mitigative measures such as probe hole advancement in all proposed excavation areas, the installation of groundwater collection and drainage galleries, and the installation of water tight doors or bulkheads at regular intervals will be required.

The potential for interconnection with the Xijiang River and proposed underground mine workings have been evaluated qualitatively from a geological point of view by 757 Exploration Team. Their interpretation was that the fine river bottom sediments (clay and silt) and low conductivity T3 unit underlying the river area would minimize direct hydraulic connection between the river and the Fx1 + C1 water bearing unit. The primary potential source of connection was therefore the apparent Changkeng, F2 and F3 fault traces which appear to extend out under the river. The SRK report indicated that the Xijiang River appears to be poorly connected hydraulically with the proposed underground mine envelope in the areas tested.

Mining Methods

Minco Silver will develop a mechanized mine at the Fuwan Silver Deposit. A 2 m minimum mining height was adopted for mechanized mining. The selection of a mining method is dependent upon ore body geometry, ground conditions, and ore grade.

Drift-and-fill mining, and a small amount of room-and-pillar mining, will be used for flat lying zones. As the ore body has reasonably good grades, a trade-off study was undertaken to assess at what grade it would be worth backfilling with cemented fill and carrying out a primary/secondary drift-and-fill type mining method allowing 100% extraction without leaving any ore pillars.

Ore zones with lower grades will be mined by the room-and-pillar method. This method is selective and zones of low grade can be left as pillars. A variation of this method is post pillar cut-and-fill: where the ore height is greater than 6 to 7 m, the panel is taken in two cuts. The first cut is taken and backfilled, then a second cut is taken over the top of the first cut, working off the backfill.

Stope and pillar dimensions, ground support in development headings and stopes will depend on ore body geometry and ground condition.

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

The following table presents a summary forecast of ore and waste production is provided:

Table 1.3 Production by Material Type

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

Industrial-quality water will be distributed in 4″ and 2″ diameter pipelines throughout the underground workings for drilling equipment, dust suppression, and firefighting. The major electrical power consumption in the mine will be from the main and auxiliary ventilation fans, drilling equipment, and mine dewatering pumps. A high voltage cable will enter the mine via the main access decline and will be distributed from the main underground substation via boreholes to electrical substations located on each sublevel. High voltage power will be reduced to 600 V at electrical sub-stations. All power will be three-phase; lighting and convenience receptacles will be single phase 127 kV power.

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

A boom deck with a 10 t crane will be used to move supplies, drill parts, and other consumables from surface to active underground workings.

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

The pre-production development period runs from the start of the project to when the first ore is fed to the process plant. Pre-production development will be scheduled to, among other things:

·	provide access for trackless equipment
·	provide ventilation and emergency egress
·	establish ore and waste handling systems
·	install mining services (backfill distribution, power distribution, communications, explosives storage, fuel storage and distribution, water supply, mine dewatering)
·	provide sufficient level development in advance of start-up to develop sufficient ore reserves to support the mine production rate.

All underground pre-production development will be done by contractor with the use of a contractor's equipment, personnel, and supervision. A 130 m per month advance rate was assumed for a jumbo crew developing a 4.5 m wide by 4.5 m high heading, and 90 m per month was assumed for a raise boring crew to drill a pilot hole and ream it to the 4.0 m diameter.

Underground infrastructure development, such as dewatering sumps, a maintenance shop, and explosives storage, will be completed prior to production.

It is estimated that pre-production development will be completed in two years. Ore development is not included in the development schedule, as it will be part of ore production.

Ongoing sustaining development will continue to be performed by a contractor during the production stage. The contractor will demobilize from the site in Year 9 when all main access development is completed.

Table 1.4 - Mine Development Schedule

Production		Pre-	Year
Year	Unit	production	1	2	3	4	5	6	7	8	9	10	Total
Annual Metres (Horizontal)	m	5,420	1,497	1,437	1,132	950	1,040	765	216	364	360	0	13,181
Annual Metres (Vertical)	m	462	45	214	37	0	0	61	0	0	0	0	819
Total Development	m	5,882	1,542	1,651	1,169	950	1,040	826	216	364	360	0	14,000

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

Table 1.5 - Production Schedule

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

MINERAL PROCESSING AND METALLURGICAL TESTING

Four main metallurgical testing programs were carried out on the multiple metal (silver/lead/zinc) mineralization samples from the Fuwan Silver Deposit in Guangdong province, China. Samples from different drill holes were composited for the metallurgical testing programs. The test work includes ore hardness determination, mineralogical determination, flotation concentration, gravity separation, hydrometallurgical process, and ancillary tests, including settling tests and acid base accounting (ABA) tests.

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

A 3,000 t/d process plant has been designed for the Fuwan Project to process silver bearing lead and zinc sulphide mineralization. The deposit consists of eight major mineralization zones. The main value metals in the mineralization are silver, lead, zinc, and gold. The process plant will operate 330 d/a at an annual process rate of 990,000 t/a and three shifts per day. Overall process plant availability will be approximately 90%.

The run-of-mine (ROM) from the underground mine will be crushed by an 800 mm by 1,100 mm jaw crusher to 80% passing 150 mm, and then ground to 80% passing 100 μm in a semi-autogenous grinding (SAG, 5.5 m Dia x 3.0 m EGL, 1,250 kW)-ball mill (3.96 Dia x 6.56 L, 1,650 kW)-pebble crushing circuit (SABC). The silver, lead, and zinc minerals will be recovered by a conventional differential flotation process as follows:

·	silver-lead bulk rougher flotation followed by zinc rougher flotation;
·	the silver-lead rougher flotation concentrate will be reground and subject to three stages of cleaner flotation; and
·	the zinc rougher flotation concentrate will be upgraded by three stages of cleaner flotation as well, without regrinding.

The tailings produced from the zinc rougher scavenger flotation circuit will be sent to the TMF (as defined below) for storage and to the underground mine for hydraulic backfilling. The produced silver-lead concentrate and zinc concentrate will be thickened and then pressure filtered separately prior to being transported to smelters. Depending on the lead head grade, the silver-lead concentrate may be further processed to produce a silver concentrate and a lead-silver concentrate.

The average dry concentrate production is forecast to be as follows:

·	silver-lead concentrate – 15,900 t/a, including: - 154,700 kg/a (4,975,000 oz/a) silver - 1,600 t/a lead

·	zinc concentrate – 9,300 t/a average, including: - 4,700 t/a zinc - 15,400 kg/a (495,400 oz/a) silver.

TAILINGS MANAGEMENT FACILITY

The Fuwan Project includes development of a new proposed land based tailing management facility (the “TMF”) to store up to 2.6 M m3 of the tailings. The tailings will be the fine fraction classified from the flotation tailings. The TMF will be developed in two stages:

·	Stage 1 Facility - capable of storing initial 8.3 years of tailings deposition through three dam raises; and
·	Stage 2 Final Facility – capable of storing additional 0.9 years of tailings deposition by either raising the Stage 1 Facility or through on-land storage in a separate facility.

Current cost estimate assumes that raising the Stage 1 TMF Dam (subject design) to accommodate an additional 0.9 years of tailings deposition is feasible. However, this is to be confirmed by subsequent geotechnical and hydrogeological investigations.

Essentially the TMF Dam will be a 56 m high earth/rock fill structure with a 6 m wide crest and composite HFPE /clay core lining (Zone 1 / Zone 2) on the upstream slope. The HDPE membrane will be protected by woven bags filled with tailings (Zone 1).

The dam will be constructed in three stages:

·	Stage 1 (3.1 years storage capacity) will be 38 m high with crest at El. 61 m.
·	Stage 2 (2.7 years storage capacity) will add additional 10 m bringing the dam crest to El. 71 m.
·	Stage 3 (2.5 years of storage capacity) will add another 8 m for the final crest at El. 79 m.

Storm water around the TMF will be managed using the following structures:

·	Perimeter diversion ditch
·	Decant tower and pipe.

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

The proposed mine site is large enough to accommodate proposed processing facilities, surface service facilities, waste rock storage areas, as well as an approximately 8.3-year tailing surface storage pond. The surface service facilities will include administration buildings, a workshop, an explosive magazine, power and water supply facilities, a backfill station, a waste water treatment facility and a haulage road system.

All buildings of the project will be new and built according to the Chinese construction codes. Power to the project will be provided via an existing 110 kV utility substation located in Fuwan town, approximately 4 km from the mine. NERIN and Minco Silver have contacted the Fushan Power Supply Company of the South Grid and confirmed that the Fushan substation has sufficient capacity to provide power to the Fuwan mining project.

The Fushan substation presently has a single incoming transmission line and will provide a single 35 kV power line to the mining project. The external 35 kV power line will be provided by the electrical utility to the mine site. At the mine, a step-down substation (35 kV /10 kV) will be established consisting of equipment and facilities necessary to service the connected mine loads.

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

The following table provides a summary of the estimated capital costs for the Fuwan Project.

Table 1.6

Area Cost Direct Works	(US$ x ‘000)
Mining (provided by Wardrop)	21,637
Primary Crushing	660
Crushed Ore Stockpile and Reclaim	305
Secondary and Tertiary Crushing	52
Grinding, Flotation, Dewatering, Reagents & Service	9,140
Tailings Disposal Facilities	4,250
Plant Site, Infrastructure & Ancillary Facilities	8,627
Temporary Services	35
Site/Plant Mobile Equipment	1,190
Power Lines (Included in Power Supply)	-

Direct Works Subtotal	45,896

Indirect Works

Project Indirect	13,330
Land Acquisition	2,120
Owner’s Costs	5,663
Contingency	6,051
Indirect Works Subtotal	27,164

TOTAL PRE-PRODUCTION CAPITAL COSTS	73,060

Working Capital and Pre-Production Interest	8,300

Sustaining Capital	59,900

OPERATING COST ESTIMATE

The operating cost estimates are based on a process rate of 990,000 t of ore annually or 3,000 t/d of ore. All operating costs are shown in US$, unless otherwise specified.

Mining	$18.01/t
Processing	$9.90/t
Tailings	$1.13/t
G&A	$4.78/t
Surface Services	$0.60/t
Total	$34.42/t

The exchange rate for US and Canadian dollars to Chinese currency is US$1.00 = ¥6.82 = Cdn$0.82. Mine operating costs are shown in Table 1.7.

Table 1.7 – Mine Operating Cost Summary - LOM

Cost
Total Mine Operating Cost	$164,234,279
Average per Tonne	$18.01/t
Labour Cost	$38,124,300
Average per Tonne	$4.18/t
Mining Cost without Labour	$126,109,979
Average per Tonne	$13.83/t

On average, the annual process operating cost is estimated to be approximately $9.80 M or $9.90/t milled. The estimated process operating costs are in Table 1.8.

Table 1.8 – Summary of Process Operating Costs

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

General and administrative ("G&A") costs are the costs that do not relate directly to the mine's operating or process operating costs. The G&A costs are estimated at approximately $4.73 M/a or $4.78/t milled. The estimated personnel requirement is 61 persons, including supervision and services. The site service cost is estimated at $0.60/t milled or about $594,000 per annum.

FINANCIAL ANALYSIS

An economic evaluation of the Fuwan Project was prepared by Wardrop based on a pre-tax financial model. For the 9-year mine life and 9.1 Mt reserve, the following pre-tax financial parameters were calculated:

·	33.2% IRR
·	2.3 years payback on $73.1 M capital
·	US$111.5 M net present value (NPV) at 6% discount rate

The base case prices used to derive these parameters were the 3-year historical average price from the LME, as at May 31, 2009:

·	Silver – US$13.57/oz
·	Gold – US$767.72/oz
·	Zinc – US$1.18/lb
·	Lead – US$0.91/oz

Sensitivity analyses were carried out to evaluate the project economics for 2-year historical average metal prices (upside case) and the Energy and Metals Consensus Forecast published by Consensus Economics Inc. (downside case).

The analyses are presented graphically as financial outcomes in terms of NPV and IRR in Figure 1.2 and Figure 1.3. The project NPV (6% discount) is most sensitive to silver price and, in decreasing order: operating cost, capital cost, zinc price, gold price and lead price.

ENVIRONMENTAL

Background

At the time of writing the Minco Silver Project ESHIA Report (the "EHSTA Report"), project design was at the feasibility stage and hence some mine design details were not available to the Environmental Social and Health Impact Assessment (the "ESHIA") team and others were subject to change based on the evolving understanding of the geometry and grade distribution of the ore body (and hence mine plan) and technical issues relating to ore processing and site facilities' configuration. There is, therefore, some uncertainty with respect some ESHIA findings and it is likely that further baseline investigations (as recommended in the ESHIA Report) and continuing work on the mine design will necessitate future revision of the ESHIA Report, likely in the form of an addendum, or of the Environmental, Socio-Economic and (Community) Health Management Plan in respect of the project.

Project Setting

The mine site area is typified by commercial plantation and secondary re-growth forest with some grassland areas. Numerous fish ponds are also located close to the mining and associated surface facility areas, the nearest of which is the Nankeng Reservoir, southeast of the TSF (Figure 1.4). Plantation forests and fish ponds represent primary and secondary income sources, respectively, for local communities. There are seven villages within one kilometer of the site, as depicted in Figure 1.5.

Figure 1.4 Land Uses

Legend
Project boundary
Road
Construction land
Water body
Forest
Farmland
Basic farmland
0
250
500
1,000
M
Mining Area
Xijiang River
Mill Plant
WRF
TSF
Explosive Magazine
N
S
W
E

Figure 1.5 Nearby Villages

Legend
Villages
Water body
Education Institutes
Water Plant
N
Xijiang River
Water Taking Point
Gas Plant
Mining Area
Luzhou Village
200m
Jiangger Village
Liujia Village
Liangjia Village
Proposed Turtle Cottage
700m
400m
Mill Plant
Fuwan Middle School
WRF
TSF
Explosive Magazine
Shangwanxin Village
Fuwan Town
1200m
1000m
Nankeng Reservoir
Xi'an Ditch
Shangwan Village

ESHIA Findings

The ESHIA process assessed the project for all phases of its life cycle namely, its development, operations and decommissioning. Broadly, the project has been assessed to not result in significant environmental, socioeconomic or community health impacts, assuming that industry best practice is implemented during execution and that additional control measures recommended within the ESHIA Report are satisfactorily implemented during all project phases.

The only issues where statutory limits have been predicted to be exceeded are in relation to dust and transport vehicle night time noise emissions at Shangwanxin Village. These impacts can, however, be adequately mitigated by wetting down the access road during dry and windy conditions and the night time prohibition of transportation movement along the access road.

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

Geotechnical survey data from the mining area suggests, however, that the permeability of soil and rock in the general area is highly variable. There is, therefore, some uncertainty regarding whether groundwater resources would be at risk from any leached metals or acid drainage from the TSF and the proposed Waste Rock Facility (the "WRF").

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

The project geotechnical report states that the maximum groundwater drawdown depth will be 283.83 m and that the permeability coefficient is 0.6815 m/day. The affected area will, therefore, have a diameter of 2,343 m. Groundwater drawdown may result in surface subsidence, cave-ins or fracturing.

Existing groundwater wells within Shanwanxin and Jianggen Villages are within the predicted groundwater drawdown area and, hence, groundwater availability may be affected by drawdown. As tap water has been provided to these villages, their reliance on the groundwater wells for potable water has reduced. Fish ponds in Shangwanxin Village are, however, recharged using groundwater and hence may be affected if insufficient groundwater is available due to drawdown.

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

The three sites are respectively located near the Fuwan Water Plant, Gaoming-Gaoyao road and the mouth of the valley of the proposed WRF.

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

ITEM 4A.  UNRESOLOVED STAFF COMMENTS

There are no unresolved comments between the Company and the staff of the SEC’s Division of Corporation Finance.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis of the operating results and the financial position of the Company for the financial years ended December 31, 2014, 2013 and 2012 should be read in conjunction with the Company's consolidated financial statements and the related notes.

A.	OPERATING RESULTS

General

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2014, 2013, and 2012. Since the signing of the Company’s first co-operative agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious metals properties in China.

Results of Operations

For the years ended December 31, 2014 and 2013

Net loss for the year ended December 31, 2014 was $7,497,794 (loss of $0.15 per share) compared to net loss of $2,943,305 (loss of $0.06 per share) for the comparative period of 2013. The increase in net loss during the year was mainly due to the impairment recorded on the equity investment in Minco Silver of $4,205,816 and loss of partial disposal of investment in Minco Silver of $399,536 recorded in 2014. The net loss for the year ended December 31, 2013 included a gain of $1.34 million on a legal settlement with the 208 team and also an exploration costs recovery of $622,293 received by Mingzhong.

The Company’s administrative expenses in 2014 were $1,848,938, compared to $2,734,091 in the comparative period of 2013. The decrease was mainly due to a decrease in share-based compensation.

For the years ended December 31, 2013 and 2012

Net loss for the year ended December 31, 2013 was $2,943,305 (loss of $0.06 per share) compared to net loss of $4,871,432 (loss of $0.10 per share) for the comparative period of 2012. The decrease in net loss during the year was mainly due to the gain of $1.34 million on legal settlement with 208 team and exploration costs recovery of $622,293 received by Minghzong from the 757 Exploration Team for recovery of certain exploration costs incurred during the early stages of the Changkeng project.

The Company’s administrative expenses in 2013 were $2,734,091, which were slightly decreased from $2,827,565 in 2012.

Exploration costs

The following is a summary of exploration costs incurred by each project for the periods indicated.

				Accumulative to
	Year Ended December 31,			December 31,
	2014	2013	2012	2014
	$	$	$	$
Longnan projects	894,646	1,262,074	1,479,979	11,740,897
Changkeng gold project	244,784	(361,010)	113,207	8,163,051
Gold Bull Mountain	36,862	24,031	22,498	2,273,103
Sihui	1,525	2,863	1,605	5,993
	1,177,817	927,958	1,617,289	22,183,044

During the year ended December 31, 2014, the Company did not conduct any exploration activities on the Changkeng and Gold Bull Mountain projects, except for maintaining the exploration permits.

During the year ended December 31, 2013, the Company recorded a refund from 757 Exploration Team of $622,293 for certain exploration costs incurred during the early stage of the Changkeng gold project. The refunded amount was recorded as an exploration cost recovery.

Administrative expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s development activities.

The following table is a summary of the Company’s administrative expenses for the years ended December 31, 2014, 2013 and 2012.

	December 31,	December 31,	December 31,
	2014	2013	2012
Administrative expenses	$	$	$
Accounting and audit	105,423	111,905	164,843
Amortization	67,180	66,746	60,689
Consulting	11,633	30,453	85,932
Directors’ fees	54,188	49,749	53,000
Foreign exchange (gain) loss	16,977	19,692	(872)
Investor relations	24,726	116,814	182,290
Legal and regulatory	140,727	132,506	269,795
Office administration expenses	366,836	360,894	283,161
Property investigation	74,948	112,863	12,748
Salaries and benefit	618,926	655,585	679,310
Share-based compensation	297,588	993,331	957,305
Travel and transportation	69,786	83,553	79,364
	1,848,938	2,734,091	2,827,565

Significant changes in administrative expenses are as follows:

Accounting and auditing

Accounting and auditing expenses for the year ended December 31, 2013 were $111,905 compared to $164,843 for the comparative period of 2012. The decrease was due to reduced audit fees of the external auditors in 2013.

Consulting fees

Consulting fees for the year ended December 31, 2014 were $11,633 compared to $30,453 for the comparative period of 2013. The decrease was due to the reduction in the use of external consultants in China in 2013.

Consulting fees for the year ended December 31, 2013 were $30,453 compared to $85,932 for the comparative period of 2012. The decrease was due to the departure of the Company’s former CFO in 2012.

Investor relations

Investor relations expenses for the year ended December 31, 2014 were $24,726 compared to $116,814 for the comparative period of 2013. The decrease was mainly due to the resignation of the VP of corporate communication during the third quarter of 2013.

Investor relations expenses for the year ended December 31, 2013 were $116,814 compared to $182,290 of the comparative period of 2012. The decrease was primarily due to the reduction in the use of external consultants and also the resignation of the VP of corporate communication during the third quarter of 2013.

Legal and regulatory

Legal, regulatory and filing expenses for the year ended December 31, 2013 were $132,506 compared to $269,795 for the comparative period of 2012. The decrease was due to the Company reducing use of its external legal counsel to assist with regulatory compliance.

Office administrative expenses

Office administrative expenses for the year ended December 31, 2013 were $360,894 compared to $283,161 for the comparative period of 2012. The increase was mainly due to the increase in office rent for Minco China. In addition, Minco China had income of $26,000 for renting a driller to a third party during 2012, which was offset against office administrative expense. No such miscellaneous income and rental income was generated in 2013. Minco China also paid $19,000 in Chinese tax on the sale of two exploration permits in Xicheng East during the first quarter of 2013 (a gain recognized in 2012).

Property investigation

Property investigation expenses for the year ended December 31, 2014 were $74,948 compared to $112,863 for the comparative period of 2013. The decrease was due to the Company’s Vice President of Business Development reducing his time spent on the Company’s operations during 2014.

Property investigation expenses for the year ended December 31, 2013 were $112,863 compared to $12,748 for the comparative period of 2012. The increase was due to the hiring of the Vice President of Business Development in November 2012.

Salaries and benefit

Salaries and benefit expense for the year ended December 31, 2014 were $618,926 compared to $655,585 for the comparative period of 2013. The decrease was due to a one-time management bonus recorded in 2013 and also due to the departure of the former CFO during 2014.

Share-based compensation

Share-based compensation expense for the year ended December 31, 2014 was $297,588 compared to $993,331 for the comparative period of 2013. The decrease was due to lower number of stock options granted and also a lower fair value of stock options granted based on the Black-Scholes option pricing model in 2014 compared to 2013.

Share-based compensation expense for the year ended December 31, 2013 was $993,331 compared to $957,305 for the comparative period of 2012. The increase was due to greater number of stock options granted in 2013 offset against a slight decrease due to the lower fair value of stock options granted based on the Black-Scholes option pricing model in 2013 compared to 2012.

To date the Company has been in the exploration stage and has not earned revenue from operations. Income earned has been interest, rental and sundry income.

Finance and other income (expense)

For the year ended December 31, 2014, the net amount of finance and other expense was $4,070,890 compared to the finance and other income of $1,452,290 for the comparative period of 2013. The other loss in 2014 was due to the partial disposal and impairment in the equity investment in Minco Silver of $4,605,352 offset against a gain on sale of exploration permit.

For the year ended December 31, 2013, the net amount of finance and other income was $1,452,290 compared to $614,636 for the comparative period of 2012. The increase was mainly due to the gain on legal settlement of $1,343,638 recognized in 2013.

Summary of quarterly results

	2014 (unaudited)				2013 (unaudited)
	Q4	Q3 (revised)	Q2 (revised)	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Exploration recovery	-	-	-	-	-	-	(622,293)	-
Exploration costs	322,904	348,045	236,981	269,886	558,854	478,733	241,109	271,555
Administrative expenses	427,621	372,313	501,224	547,780	608,859	596,239	747,246	781,747
Operating loss	(750,525)	(720,358)	(738,205)	(817,666)	(1,167,713)	(1,074,972)	(366,062)	(1,053,302)
Gain on legal settlement	148,739	-	-	-	542,243	-	-	801,395
Loss on partial disposition of equity investment in Minco Silver	-	-	(399,536)	-	-	-	-	-
Impairment of equity investment in Minco Silver	(4,205,816)	-	-	-	-	-	-	-
Gain on sale of exploration permits	376,937	-	-	-		-
Gain (loss) on marketable securities	-	-	-	-	-	-	(2,100)	630
Finance and other income	8,359	2,871	5,321	1,018	6,623	8,047	29,902	65,550
Impairment of property, plant and equipment	(48)	-	(8,736)	-	-	-	-	-
Loss for the period before loss from equity investment and dilution loss	(4,422,354)	(717,487)	(1,141,156)	(816,648)	(618,847)	(1,066,925)	(338,260)	(185,727)
Dilution loss	-	-	-	(78,177)	-	(77,123)	-	(291)
Share of loss from equity investment in Minco Silver	(47,126)	(3,194)	(216,378)	(55,274)	(32,687)	(329,818)	(153,515)	(140,112)
Net loss before tax for the period	(4,469,480)	(720,681)	(1,357,534)	(950,099)	(651,534)	(1,473,866)	(491,775)	(326,130)
Net loss for the period	(4,469,480)	(720,681)	(1,357,534)	(950,099)	(651,534)	(1,473,866)	(491,775)	(326,130)
Other comprehensive income (loss)	(102,109)	326,492	(418,682)	282,515	426,268	(153,196)	449,719	130,479
Comprehensive loss for the period	(4,571,589)	(394,189)	(1,776,216)	(667,584)	(225,266)	(1,627,062)	(42,056)	(195,651)
Basic and diluted loss per share	(0.09)	(0.01)	(0.03)	(0.02)	(0.01)	(0.02)	(0.02)	(0.01)
Weighted average number of shares outstanding	50,488,078	50,501,567	50,498,215	50,436,548	50,348,215	50,348,215	50,348,215	50,348,215

Amendment to Quarterly Results

The Company has revised its previously filed June 30, 2014, and September 30, 2014 unaudited interim condensed consolidated interim financial statements to adjust the accounting for its investment in Minco Silver. In the quarter ended June 30, 2014, the Company had commenced accounting for this investment as an available for sale (AFS) security, as a result of the reduction of its interest from 21.81% to 18.45% on April 22, 2014. However, in connection with the preparation of its consolidated financial statements for the year ended December 31, 2014, the Company concluded that it continued to have significant influence in Minco Silver, and that the investment should continue to apply the equity method to account for the equity investment in Minco Silver. The Company continues to hold representation on Minco Silver’s board, its CEO is also the CEO of Minco Silver, and also has shared management, specifically the CFO. On that basis, management’s judgment is that significant influence over Minco Silver continues to exist.

The impact of these adjustments on the June 30, 2014 and September 30, 2014 unaudited interim condensed consolidated financial statements as a result of the change from accounting for the investment as an AFS security to equity method of accounting are presented in the tables that follow:

Condensed Consolidated Interim Statements of Financial Position Impact	June 30, 2014
	As Reported $	Adjustment $	As Amended $
Assets
Equity Investment in Minco Silver	11,000,000	(2,181)	10,997,819
Total Assets	14,049,596	(2,181)	14,047,415
Equity
Accumulated other comprehensive income	2,160,113	(1,186,601)	973,512
Deficit	(48,400,383)	1,184,420	(47,215,963)
Total Equity	9,791,276	(2,181)	9,789,095
Total Liabilities and Equity	14,049,596	(2,181)	14,047,415

Condensed Consolidated Interim Statement of Loss Impact	Three Months Ended June 30, 2014
	As Reported $	Adjustment $	As Amended $
Loss on derecognition of investment in Minco Silver	(1,647,446)	1,647,446	-
Share of loss from equity investment in Minco Silver	(39,352)	(177,026)	(216,378)
Net loss before tax for the period	(2,827,954)	1,470,420	(1,357,534)
Deferred income tax recovery	286,000	(286,000)	-
Net loss for the period	(2,541,954)	1,184,420	(1,357,534)
Net loss attributable to the Shareholders of the Company	(2,519,526)	1,184,420	(1,335,106)
Loss per share: Basic and Diluted	(0.05)	0.02	(0.03)

Condensed Consolidated Interim Statement of Comprehensive Loss Impact	Three Months Ended June 30, 2014
	As Reported $	Adjustment $	As Amended $
Net loss for the period	(2,541,954)	1,184,420	(1,357,534)
Unrealized gains on available-for-sale investment, net of tax	1,914,000	(1,914,000)	-
Realized gain recycled to net loss	(1,032,182)	873,385	(158,797)
Share of other comprehensive income of investments accounted for using the equity method	(43,027)	(145,986)	(189,013)
Total comprehensive loss for the period	(1,774,035)	(2,181)	(1,776,216)
Total comprehensive loss attributable to the Shareholders of the Company	(1,734,052)	(2,181)	(1,736,233)

Condensed Consolidated Interim Statement of Loss Impact	Six Months Ended June 30, 2014
	As Reported $	Adjustment $	As Amended $
Loss on derecognition of investment in Minco Silver	(1,647,446)	1,647,446	-
Share of loss from equity investment in Minco Silver	(94,626)	(177,026)	(271,652)
Net loss before tax for the period	(3,778,053)	1,470,420	(2,307,633)
Deferred income tax recovery	286,000	(286,000)	-
Net loss for the period	(3,492,053)	1,184,420	(2,307,633)
Net loss attributable to the Shareholders of the Company	(3,424,191)	1,184,420	(2,239,771)
Loss per share: Basic and Diluted	(0.07)	0.02	(0.05)

Condensed Consolidated Interim Statement of Comprehensive Loss Impact	Six Months Ended June 30, 2014
	As Reported $	Adjustment $	As Amended $
Net loss for the period	(3,492,053)	1,184,420	(2,307,633)
Unrealized gains on available-for-sale investment, net of tax	1,914,000	(1,914,000)	-
Realized gain recycled to net loss	(1,032,182)	873,385	(158,797)
Share of other comprehensive income of investments accounted for using the equity method	183,131	(145,986)	37,145
Total comprehensive loss for the period	(2,441,619)	(2,181)	(2,443,800)
Total comprehensive loss attributable to the Shareholders of the Company	(2,366,895)	(2,181)	(2,369,076)

Condensed Consolidated Interim Statements of Financial Position Impact	September 30, 2014
	As Reported $	Adjustment $	As Amended $
Assets
Equity Investment in Minco Silver	10,340,000	910,705	11,250,705
Total Assets	13,487,972	910,705	14,398,677
Equity
Accumulated other comprehensive income	1,637,779	(356,321)	1,281,458
Deficit	(49,141,950)	1,267,026	(47,874,924)
Total Equity	8,532,062	910,705	9,442,767
Total Liabilities and Equity	13,487,972	910,705	14,398,677

Condensed Consolidated Interim Statement of Loss Impact	Three Months Ended September 30, 2014
	As Reported $	Adjustment $	As Amended $
Share of loss from equity investment in Minco Silver	-	(3,194)	(3,194)
Net loss before tax for the period	(717,487)	(3,194)	(720,681)
Deferred income tax expense	(85,800)	85,800	-
Net loss for the period	(803,287)	82,606	(720,681)
Net loss attributable to the Shareholders of the Company	(741,567)	82,606	(658,961)
Loss per share: Basic and Diluted	(0.01)	-	(0.01)

Condensed Consolidated Interim Statement of Comprehensive Loss Impact	Three Months Ended September 30, 2014
	As Reported $	Adjustment $	As Amended $
Net loss for the period	(803,287)	82,606	(720,681)
Unrealized loss on available-for-sale investment, net of tax	(574,200)	574,200	-
Share of other comprehensive income of investments accounted for using the equity method investment	-	256,080	256,080
Total comprehensive loss for the period	(1,307,075)	912,886	(394,189)
Total comprehensive loss attributable to the Shareholders of the Company	(1,263,900)	912,886	(351,014)

Condensed Consolidated Interim Statement of Loss Impact	Nine Months Ended September 30, 2014
	As Reported $	Adjustment $	As Amended $
Loss on derecognition of investment in Minco Silver	(1,647,446)	1,647,446	-
Share of loss from equity investment in Minco Silver	(94,626)	(180,220)	(274,846)
Net loss before tax for the period	(4,495,540)	1,467,226	(3,028,314)
Deferred income tax recovery	200,200	(200,200)	-
Net loss for the period	(4,295,340)	1,267,026	(3,028,314)
Net loss attributable to the Shareholders of the Company	(4,165,758)	1,267,026	(2,898,732)
Loss per share: Basic and Diluted	(0.08)	0.02	(0.06)

Condensed Consolidated Interim Statement of Comprehensive Loss	Nine Months Ended September 30, 2014
	As Reported $	Adjustment $	As Amended $
Net loss for the period	(4,295,340)	1,267,026	(3,028,314)
Unrealized gain on available-for-sale investment, net of tax	1,339,800	(1,339,800)	-
Realized gain recycled to net loss	(1,032,182)	873,385	(158,797)
Share of other comprehensive income of investments accounted for using the equity method investment	183,131	110,094	293,225
Total comprehensive loss for the period	(3,748,694)	910,705	(2,837,989)
Total comprehensive loss attributable to the Shareholders of the Company	(3,630,796)	910,705	(2,720,091)

FOREIGN CURRENCY TRANSLATION

(i) Functional and presentation currency

The financial statements of each entity in the group use the currency of the primary economic environment in which the entity operates (the "functional currency"). The Company's consolidated financial statements are presented in Canadian dollars.

The functional currency of Minco Gold is the Canadian dollar.

The functional currency of the Company’s Chinese subsidiaries is the RMB.

The financial statements of the Company’s Chinese subsidiaries ("foreign operations") are translated into the Canadian dollar presentation currency as follows:

·	Assets and liabilities – at the closing rate at the date of the statement of financial position

·	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

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

INFLATION

The Company does not believe that inflation has had or will have a material effect on its financial condition. However, no assurance can be given that the Company will not experience a material adverse effect on its financial condition due to a substantial increase in inflation.

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

Proceeds from the sale of properties or cash proceeds received from option payments are recorded as a reduction of the related mineral interest or, if no amounts are capitalized, then the proceeds are recorded in the statement of income (loss).

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

Significant Influence on Minco Silver

Management has assessed the level of influence that the Company has on Minco Silver and determined that it has significant influence even though its shareholding, as of April 22, 2014 is below 20%. This is because of the representation on Minco Silver’s board, common CEO and other shared management.

Impairment

At each reporting date, management conducts a review to determine whether there is any objective evidence that the investment in associate is impaired. This determination requires significant judgment. In making this judgment, management evaluates among other factors, the duration and extent to which the recoverable amount of the investment in Minco Silver is less than its carrying value.

If the recoverable amount is less than the carrying value, the company recognizes an impairment loss in the statement of income (loss).

Management evaluated its investment in Minco Silver for impairment and due to the significant decline in the market value of the Minco Silver shares, the company has recognized an impairment loss during the year of $4,205,816.

Liquidity risk

The Company is exposed to liquidity risk, which is the risk that the Company may encounter difficulty in settling its commitments when due. In managing this risk, management determined that the Company’s cash balance as at December 31, 2014 of $2.1 million, combined with any cash proceeds raised through the sale of equity interests in Minco Silver or through the sale of exploration properties, would be sufficient to meet its cash requirements for administrative overhead and to maintain its mineral interests, throughout fiscal 2015.

SHARE-BASED PAYMENTS

The Company grants stock options to directors, officers, employees and service providers. Each tranche in an award is considered a separate award with its own vesting period. The Company applies the fair-value method of accounting for share-based payments and the fair value is calculated using the Black-Scholes option pricing model.

Share-based payments for employees and others providing similar services are determined based on their grant date fair value. Share based payments for non-employees are determined based on the fair value of the goods/services received or options granted, measured at the date on which the Company obtains such goods/services or grants such options.

Compensation expense is recognized over each tranche’s vesting period, in earnings or capitalized as appropriate, based on the number of awards expected to vest. If stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s other significant accounting policies are described in the notes to the audited financial statements for the year ended December 31, 2014.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

	Year ended December 31,
	2014	2013
	$	$
Operating activities	(2,721,600)	(6,043,493)
Investing activities	2,583,260	5,977,656
Financing activities	331,804	1,459,417

Operating activities

For the year ended December 31, 2014, the Company used $2,721,600 cash in operating activities compared to $6,043,493 cash used in 2013. The decrease was primarily due to the final payment of RMB25.2 million ($4.3 million) for the Changkeng Exploration Permit paid to 757 Exploration Team in 2013.

Investing activities

For the year ended December 31, 2014, the Company received RMB 4 million ($720,095) in proceeds from the legal settlement with 208 Team and also proceeds of $1,500,000 from the disposition of Minco Silver’s shares.

For the year ended December 31, 2013, the Company redeemed short-term investments of $5.2 million and received the proceeds of $801,395 from the legal settlement with 208 Team to arrive at $5,977,656 cash generated from investing activities.

Financing activities

For the year ended December 31, 2014, the Company received $258,471 in cash advanced from Mingzhong’s minority shareholders, compared to $159,417 in 2013.

Capital Resources and Liquidity Risk

As at December 31, 2014, the Company had $1.7 million in cash which was held by the Company’s Chinese subsidiaries. The Company may face delays repatriating funds held in China if at any time the Company requires additional resources to enable it to undertake projects elsewhere in the world and to cover administrative expenditures in Canada.

The Company is exposed to liquidity risk, which is the risk that the Company may encounter difficulty in settling its commitments when due. In managing this risk, management determined that the Company’s cash balance as at December 31, 2014 of $2.1 million combined with any cash proceeds raised through the sale of a part of its equity interests in Minco Silver or through the sale of exploration properties would be sufficient to meet its cash requirements for the Company’s administrative overhead and to maintain its mineral interests throughout fiscal 2015.

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

Equity Investment in Minco Silver

As at December 31, 2014, the Company owned 11,000,000 common shares of Minco Silver (December 31, 2013 - 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property. As at December 31, 2014, the Company owned an 18.45% (December 31, 2013 – 21.91%) equity interest in Minco Silver.

For current developments on the Fuwan Silver Project held by Minco Silver, refer to Minco Silver's MD&A available on SEDAR at www.sedar.com.

On April 22, 2014, the Company sold 2,000,000 common shares of Minco Silver for cash proceeds of $1,500,000 which decreased the Company’s equity interest in Minco Silver from 21.81% to 18.45%.

In the fourth quarter of 2014, the Company determined that due to a significant decline in the market value of Minco Silver’s common shares, that the recoverable amount of its investment was less than its carrying amount. As a result, the Company recognized an impairment loss of $4,205,816, which represents the difference between the carrying value of the investment and its recoverable amount, which was based on the quoted market price of Minco Silver’s shares at December 31, 2014.

The following is a summary of Minco Silver’s financial information as at and for the year ended December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
	$	$
Assets	92,564,638	92,709,802
Liabilities	419,592	523,984
Revenues	-	-
Net Loss	1,665,516	2,987,033

As at December 31, 2014, Minco Silver Corporation had 59,631,418 common shares and 6,477,835 stock options, 885,000 PSUs outstanding, for a total of 66,994,253 common shares outstanding, on a fully diluted basis.

REPATRIATION OF FUNDS FROM CHINA

The Company may face delays repatriating funds held in China by its subsidiaries if at any time it needs additional resources to enable it to undertake projects elsewhere in the world. For a discussion of the restrictions on repatriation of funds held in China please see "Item 3: D. Risk Factors -Repatriation of Capital Located in China".

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company does not engage in research and development activities and does not have any patents or licenses.

D.	TREND INFORMATION

As the Company is an exploration company with no producing properties, information regarding trends in production, sales and inventory and similar are not meaningful.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has contractual commitments requiring payments in the amounts as follows as at December 31, 2014:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Repayment of funds advanced from Mingzhong’s minority shareholders	453,463	453,463	-	-	-
Operating leases (1)	647,251	239,786	171,564	171,564	64,337
Other obligations (2)	4,048,762	4,048,762	-	-	-
Total contractual obligations	5,149,476	4,742,011	171,564	171,564	64,337

(1)	Office rental payments – Canada and China

(2)	Due to related parties and other financial liabilities

G.	SAFE HARBOR

We intend that all forward-looking statements we make will be subject to safe harbor protection of the federal securities laws pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Readers are referred to the Risk Factors section of this Annual Report and the various other documents filed by the Company with the relevant securities regulatory authorities, specifically the most recent quarterly reports, annual report and material change reports, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company as of March 31, 2015, with each position and office held by them with the Company, their terms of office and the period of service as such. Each director’s term of office expires at the next annual general meeting of shareholders to be held later this year. The Company is not party to any arrangement or understanding with a major shareholder, customer, supplier or others, pursuant to which any person referred to below was selected as a director or member of senior management.

Name	Present Position

Ken Z. Cai	President, CEO and Director
Robert Callander (1)(2)(3)	Director
Michael Doggett (1)(2)(3)	Director
Malcolm Clay (1)(2)(3)	Director
Samson Siu	Interim Chief Financial Officer

Notes:

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating Committee

The business background and principal occupations of the Company’s officers and directors are as follows:

Ken Z. Cai
President, Chief Executive Officer and Director

Dr. Cai, age 51, has served as president, chief executive officer and a director of the Company since February 29, 1996. Dr. Cai holds a Ph.D. in mineral economics from Queen's University in Kingston, Ontario. Dr. Cai has 25 years' experience in mineral exploration, project evaluation, corporate financing and company management. Dr. Cai is also currently the CEO and a director of Minco Base Metals and Minco Silver.

Robert Callander
Director

Mr. Callander, age 69, has been a director of the Company since August 1996. He holds an MBA from York University in Toronto, Ontario, as well as a Chartered Financial Analyst accreditation from the Institute for Investment Management, Charlotte, Virginia. Mr. Callander has worked for Caldwell Securities Ltd. since 1992 and currently serves as a vice-president with that firm. Prior to his engagement with Caldwell Securities Ltd., Mr. Callander served as a corporate finance analyst with Burns Fry Ltd.

Michael Doggett
Director

Dr. Doggett, age 54, has been a director since July 2007. Dr. Doggett is a mineral economics consultant based in Vancouver. He is also an Adjunct Professor at the Department in Geological Sciences and Geological Engineering at Queen’s University. He holds degrees in geology and mineral economics from Mount Allison University and Queen’s University. Dr. Doggett has taught professional development seminars in exploration and project evaluation to more than 1,500 industry participants in a dozen countries and has carried out a range of consulting activities with mining companies, governments and international agencies. He currently sits as a Director of Pacific Link Mining Corp., and Riverside Resources Inc.

Malcolm F. Clay
Director

Mr. Clay, age 73, was appointed a director of the Company and Chairman of the Audit Committee on November 16, 2007. Mr. Clay is a Chartered Accountant (FCA) and was a partner of KPMG and its predecessor firms for 27 years, retiring in 2002. As a public accountant, he served as lead audit or concurring partner for public companies listed on both American and Canadian exchanges. He was the Partner-in-Charge of the KPMG Vancouver Audit practice for ten years. In 1997, he was elected as the non-executive Chairman of KPMG Canada. During his career he acted as an accountant and advisor for numerous private companies and is currently the Chairman of the audit committee for four TSX Venture Exchange-listed companies. He currently serves as a director of Hanwei Energy Services Corp., Oakmont Minerals Corp. and Wolverine Minerals Corp.

Samson Siu
Interim Chief Financial Officer

Mr. Siu, age 33, was appointed the Interim Chief Financial Officer on June 2, 2014. Previously, Mr. Siu was the Company’s corporate controller since November 1, 2012. Mr. Siu is a member of the Institute of Chartered Accountants of British Columbia and his experience includes working as an assurance manager at Manning Elliott LLP in Vancouver and also a tax associate at KPMG LLP.

Directors and officers of the Company are required to file insider reports with the System for Electronic Disclosure by Insiders (“SEDI”) at www.sedi.ca and file their reports individually. To the best of the Company’s knowledge, as at December 31, 2014, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, 4,691,013 common shares of the Company, representing approximately 9.29% of the issued and outstanding common shares of the Company.

Family Relationships

There are no family relationships between any of our directors and executive officers.

B.	COMPENSATION

Executive Officers

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2014 to the senior management of the Company:

Name and principal position	Year	Salary ($)	Share -based awards ($)	Option- based awards ($)(8)	Annual non-equity incentive plan compensation ($)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
Ken Z. Cai Chairman and CEO(1)(2)	2014	83,333	N/A	76,147 (9)	-	N/A	11,181(13)	170,661
Ellen Wei CFO	2014	20,485	N/A	12,396(10)	-	N/A	39,000(7)	71,881
Peter Voulgaris Vice President of Business Development	2014	46,875	N/A	12,396(11)	-	N/A	-	59,271
Samson Siu Interim CFO	2014	43,333(6)	N/A	5,313 (12)	-	N/A	-	48,646

(1)	As a management director of the Company, Dr. Cai does not collect any director's fees relating to his role as a director.
(2)	Fees are paid to Sinocan Capital Limited, companies controlled by Dr. Cai.
(3)	Ms. Wei ceased as Chief Financial Officer of the Company effective May 22, 2014.
(4)	Mr. Voulgaris ceased as Vice President Business Development on February 3, 2015.
(5)	Mr. Siu was appointed as the Interim Chief Financial Officer on June 2, 2014.
(6)	Mr. Siu’s 2014 includes $17,333 as the Company’s Corporate Controller from January 1, 2014 to June 2, 2014, and also $26,000 as the Company’s Interim CFO from June 2, 2014 to December 31, 2014.
(7)	Amounts represent termination benefits paid.
(8)	The Black Scholes valuation methodology was used to determine fair value on the date of grant.
(9)	Represents options to purchase up to 430,000 common shares of the Company, which are exercisable at a price of $0.26 per common share and expire on January 17, 2019.
(10)	Represents options to purchase up to 70,000 common shares of the Company, which are exercisable at a price of $0.26 per common share and expire on January 17, 2019.
(11)	Represents options to purchase up to 70,000 common shares of the Company, which were exercisable at a price of $0.26 per common share with expire date January 17, 2019.
(12)	Represents options to purchase up to 30,000 common shares of the Company, which are exercisable at a price of $0.26 per common share and expire on January 17, 2019.
(13)	Represents life insurance premiums paid during the year.

Directors' Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2014 to the non-management directors of the Company:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert M. Callander	18,500	N/A	26,563(1)	Nil	N/A	Nil	45,063
Malcolm Clay	19,500	N/A	22,136(2)	Nil	N/A	Nil	41,636
Michael Doggett	17,000	N/A	22,136(3)	Nil	N/A	Nil	39,136

(1)	Represents options to purchase up to 150,000 common shares of the Company, which are exercisable at a price of $0.26 per common share and expire on January 17, 2019.
(2)	Represents options to purchase up to 125,000 common shares of the Company, which are exercisable at a price of $0.26 per common share and expire on January 17, 2019.
(3)	Represents options to purchase up to 125,000 common shares of the Company, which are exercisable at a price of $0.26 per common share and expire on January 17, 2019.

Pension Plan Benefits

As of December 31, 2014, the Company did not have any defined benefit, defined contribution or deferred compensation plans for any of its senior officers or directors.

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

Audit Committee

The Audit Committee consists of Messrs. Callander, Doggett and Clay. The Board has determined that Mr. Clay is an "audit committee financial expert" and is "independent" as such terms are used in Section 303A.02 of the NYSE Listed Company Manual. Please refer the section of this Annual Report entitled " Item 6: Directors, Senior Management and Employees - A. Directors and Senior Management" for Mr. Clay's complete bio.

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

Compensation Committee

The Company has a compensation committee (the "Compensation Committee"), consisting of Messrs. Callander, Doggett and Clay. The primary purpose of the Compensation Committee is to:

(a)	establish, review and recommend to the Board compensation and incentive plans and programs; and
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

As at December 31, 2014, the Company shared offices in Vancouver and Beijing and shared 19 employees and consultants with Minco Silver, of which 6 were located in its Vancouver office in British Columbia and the other 13 were located in Beijing, China. In addition, the Company had 15 employees in China who were employed at the Longnan and Changkeng projects.

E.	SHARE OWNERSHIP

The following table sets forth, as at March 31, 2015, common stock held by the Company’s officers and directors and all outstanding options and warrants to purchase common shares of the Company held by those individuals.

Common Shares Owned by Officers and Directors

Name and Title	Common Shares Held	Percentage of Common Shares Outstanding at March 31, 2015	Stock Options Held
Ken Cai, President, Chief Executive Officer and Director	4,618,736(1)	9.14%	2,355,000(2)
Robert Callander, Director	30,277	< 1%	725,000(3)
Michael Doggett, Director	12,000	< 1%	600,000(4)
Malcolm Clay, Director	30,000	< 1%	600,000(5)
Samson Siu, Interim Chief Financial Officer	NIL	< 1%	60,000(6)
TOTAL	4,691,013	9.28%	4,340,000

Note:

(1)	3,634,052 common shares held by Pacific Canada Resources Inc., a private company, over which Dr. Cai exercises control or direction.
(2)
Represents 430,000 options exercisable at $0.26 and which expire on January 17, 2019; 525,000 options exercisable at $0.45 and which expire on December 4, 2017; 425,000 options exercisable at $0.46 and which expire on January 14, 2018; 475,000 options exercisable at $0.67 and which expire on March 28, 2017; and 500,000 options exercisable at $2.14 and which expire January 14, 2016.

(3)
Represents 150,000 options exercisable at $0.26 and which expire on January 17, 2019; 150,000 options exercisable at $0.45 and which expire on December 4, 2017; 150,000 options exercisable at $0.46 and which expire on January 14, 2018; 150,000 options exercisable at $0.67 and which expire on March 28, 2017; and 125,000 options exercisable at $2.14 and which expire January 14, 2016.

(4)
Represents 125,000 options exercisable at $0.26 and which expire on January 17, 2019; 125,000 options exercisable at $0.45 and which expire on December 4, 2017; 125,000 options exercisable at $0.46 and which expire on January 14, 2018; 125,000 options exercisable at $0.67 and which expire on March 28, 2017; and 100,000 options exercisable at $2.14 and which expire January 14, 2016.

(5)
Represents 125,000 options exercisable at $0.26 and which expire on January 17, 2019; 125,000 options exercisable at $0.45 and which expire on December 4, 2017; 125,000 options exercisable at $0.46 and which expire on January 14, 2018; 125,000 options exercisable at $0.67 and which expire on March 28, 2017; and 100,000 options exercisable at $2.14 and which expire January 14, 2016.

(6)	Represents 30,000 options exercisable at $0.26 and which expires on January 17, 2019; 30,000 options exercisable at $0.46 and which expire on January 14, 2018.

Stock Option Plan

The Company adopted the Option Plan for certain directors, employees and consultants (collectively, the "Eligible Persons") of the Company or any of its affiliates on June 27, 2013 (the "Option Plan"). The Option Plan provides that Options may be granted to Eligible Persons on terms determined within the limitations set out in the Option Plan. The maximum number of common shares to be reserved for issuance at any one time under the Option Plan is 15% of the issued and outstanding common shares of the Company. As of the date of this Annual Report, there were 5,910,501 issued and outstanding Options, representing 77.93% of the total amount issuable under the Option Plan. Under the terms of the Option Plan, the maximum number of common shares that may be reserved for issuance to insiders of the Company as a group within any 12-month period shall not exceed 10% of the number of common shares then outstanding. In addition, the aggregate number of common shares issuable to insiders under the plan and any other security based compensation arrangement of the Company shall not exceed 10% of the issued and outstanding common shares of the Company. The exercise price for an Option (as such term is defined in the Option Plan) granted under the Option Plan may not be less than the Market Price (as such term is defined in the Option Plan) of the Company's common shares on the date of the grant. Options granted under the Option Plan are subject to vesting requirements. One third of the Options granted vest within six months of the grant date, one third of the Options granted vest within 12 months of the grant date and the final one third of the Options granted vest within 18 months of the grant date. Options granted under the plan may include stock appreciation rights ("SARs"). A SAR granted under the Option Plan shall entitle the Eligible Person to elect to surrender to the Company an unexercised Option, or any portion thereof, and to receive from the Company in exchange for that number of shares having an aggregate value equal to the excess of the market value of one share over the purchase price of one share specified in such Option, multiplied by the number of shares called for by the Option, or portion thereof, which is so surrendered. To date, no SARs have been issued under the Option Plan.

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

As of March 31, 2015, the Company believes that 4,628,407 (approximately 9.15%) of the Company's 50,561,381 issued and outstanding common shares were held by 44 registered shareholders with addresses in the United States and (approximately 79.95%) of the outstanding commons shares were held by 32 registered shareholders with addresses in Canada.

As far as known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. The following table sets forth, as of March 31, 2015, information with respect to (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company’s outstanding voting securities and (ii) the total amount of any class of the Company’s voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class
Common shares	Ken Z. Cai	4,618,736	9.13%(1)
Common shares	IDG – Accel China Growth Fund II LP	5,040,000	9.97%

(1)	3,634,052 common shares are held by Pacific Canada Resources Inc., a private company, over which Dr. Cai exercises control or direction.

The voting rights of our major shareholders do not differ from the voting rights of holders of our Company's common shares.

To the extent known to the Company, as at March 31, 2015, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s).

B.	RELATED PARTY TRANSACTIONS

Shared expenses

Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing and Minco Silver, Minco Base Metals and Minco Gold share offices and certain administrative expenses in Vancouver.

At December 31, 2014, the Company had $3,603,848 due to Minco Silver (December 31, 2013 – $3,584,387), which consisted of the following:

Amount due from Foshan Minco as at December 31, 2014 of $35,101 (December 31, 2013 - $15,847), representing the expenditures incurred by Minco China on behalf of Foshan Minco and shared office expenses.

Amount due to Minco Silver as at December 31, 2014 of $3,638,949 (December 31, 2013 – $3,600,234) representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada.

The amounts due are unsecured, non-interest bearing and payable on demand.

At December 31, 2014, the Company had $47,696 due from Minco Base Metals (December 31, 2013 - $67,418), in relation to shared office expenses. The amounts due are unsecured, non-interest bearing and payable on demand.

Funding of Foshan Minco

Minco Silver cannot invest directly in Foshan Minco, as Foshan Minco is legally owned by Minco China. All funding supplied by Minco Silver for exploration of the Fuwan Project must first go through Minco China via the Company and Minco Resources to comply with Chinese Law. In the normal course of business Minco Silver uses trust agreements when providing cash, denominated in US dollars, to Minco China via the Company and Minco Resources for the purpose of increasing the registered capital of Foshan Minco. Minco China is a registered entity in China; however, it is classified as being a WFOE and can therefore receive foreign investment. Foshan Minco is a Chinese company with registered capital denominated in RMB and can therefore only receive domestic investment from Minco China. Increases to the registered capital of Foshan Minco must be denominated in RMB.

During the year ended December 31, 2013, Minco Silver advanced US$20 million to Minco China via the Company and Minco Resources in accordance with a trust agreement signed on April 30, 2013, in which Minco Silver agreed to advance US$20 million to Minco China to increase Foshan Minco’s registered share capital. As at December 31, 2014, Minco China held US$11,352,188 ($13,201,460) (December 31, 2013 – US$12,526,138 ($13,399,210)) and RMB 39,513 ($7,466) (December 31, 2013 – RMB 14,613,570 ($2,556,161)) in trust for Minco Silver.

Key Management compensation

Key management includes the Company’s directors and senior management. This compensation is included in exploration costs, and administrative expenses.

For the years ended December 31, 2014, 2013 and 2012, the following compensation was paid to key management.

		For the year ended December 31,
	2014	2013	2012
	$	$	$
Cash remuneration	270,693	341,537	339,714
Share-based compensation	215,202	736,294	601,838
Total	485,895	1,077,831	941,552

The above transactions were conducted in the normal course of business.

C.	INTEREST OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

●
Audited consolidated financial statements for the Company as at December 31, 2014 and 2013 and for the year ended December 31, 2014 (in Canadian dollars) with comparative figures for the years ended December 31, 2013 and 2012.

·
Audited consolidated financial statements of Minco Silver Corporation as at December 31, 2014 and 2013 and for the year ended December 31, 2014 (in Canadian dollars) with comparative figures for the years ended December 31, 2013 and 2012.

Dividend Policy

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

Legal Proceedings

Minco China commenced legal action seeking compensation for breach of the JV Agreement by 208 Team on March 19, 2012. On March 25, 2013, Minco China settled this claim for a settlement amount of RMB 14 million ($2.3 million). As at the date of this Annual Report, Minco China has received RMB 9 million ($1.5 million) of this amount. The Company has recommenced legal action against 208 Team to recover the remaining unpaid balance.

On March 23, 2015, Royal Centre (BOPC) Inc. (“Royal Centre”) has filed a notice of civil claim against the Company stating that the Company agreed to extend the office lease from May 1, 2015 to September 30, 2020 (“Extension Period”). Royal Centre seeks a declaration that the lease agreement is valid and that the Company would be obligated to pay all rent and other payments during the entire Extension Period. It is the Company’s position that the office lease has been extended from May 1, 2015 to April 30, 2016. The Company intends to defend this matter. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

Significant Changes

There have been no significant changes since the date of the annual financial statements included in this document.

ITEM 9.  THE OFFER AND LISTING

A.	Offer and Listing Details

Since February 24, 1998, the Company’s common shares have been listed on the TSX and currently trade under the trading symbol "MMM". The Company began trading on the NYSE MKT on November 22, 2005, under the trading symbol "MMK". On February 1, 2007, the Company's trading symbol on the NYSE MKT was changed from “MMK” to “MGH.” The following tables set forth the reported high and low prices of the Company’s common shares for the five most recent fiscal years (Table A), each quarterly period for the past two fiscal years (Table B) and each month for the past six months (Table C on the TSX and the NYSE MKT).

Table A
High and low market price for the five most recent fiscal years.

YEAR ENDED DECEMBER 31,	TSX (CDN$) HIGH	TSX (CDN$) LOW	NYSE MKT (US$) HIGH	NYSE MKT (US$) LOW
2014	0.68	0.18	0.62	0.16
2013	0.50	0.14	0.52	0.12
2012	0.97	0.35	0.98	0.34
2011	2.85	0.64	2.97	0.62
2010	2.85	0.70	2.86	0.65

Table B

High and low market prices for each quarterly period for the past two fiscal years ended December 31, 2014 and 2013.

QUARTER ENDED	TSX (CDN$) HIGH	TSX (CDN$) LOW	NYSE MKT (USD$) HIGH	NYSE MKT (USD$) LOW
December 31, 2014	0.44	0.30	0.40	0.25
September 30, 2014	0.47	0.40	0.44	0.36
June 30, 2014	0.48	0.30	0.45	0.26
March 31, 2014	0.68	0.18	0.62	0.16
December 31, 2013	0.22	0.16	0.22	0.12
September 30, 2013	0.32	0.17	0.31	0.15
June 30, 2013	0.39	0.14	0.43	0.15
March 31, 2013	0.50	0.34	0.52	0.32

Table C

High and low prices for each month for the past six months.

MONTH/YEAR	TSX (CDN $) HIGH	TSX (CDN $) LOW	NYSE MKT (USD $) HIGH	NYSE MKT (USD $) LOW
February 2015	0.34	0.25	0.31	0.20
January 2015	0.39	0.31	0.33	0.26
December 2014	0.39	0.28	0.34	0.24
November 2014	0.40	0.32	0.35	0.28
October 2014	0.44	0.35	0.40	0.29
September 2014	0.46	0.41	0.43	0.37

B.	Plan of Distribution

Not applicable.

C.	Markets

Please refer to item 9.A's description of the markets on which Minco Gold stock trades.

ITEM 10.  ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Articles of Incorporation (our "Articles") do not contain a description of our objects and purposes.

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

Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia). At each annual meeting of our company, directors are elected to hold office until the next annual meeting of shareholders. A director appointed or elected to fill a vacancy on the Board holds office until the next annual general meeting of shareholders.

An annual meeting of shareholders must be held at such time in each year that is not later than fifteen months after the last preceding annual meeting and at such place as our Board may from time to time determine. The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition. The quorum for the transaction of business at any meeting of shareholders is two shareholders, or one of more proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder. Only persons entitled to vote, our directors and auditors and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders.

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

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed or any provisions that would prevent a change of control of the Company).

Our Articles are not significantly different from the requirements of the Business Corporations Act (British Columbia), and the conditions imposed by our Articles governing changes in capital are not more stringent than what is required by the Business Corporations Act (British Columbia).

C.	MATERIAL CONTRACTS

The only material contracts not in the ordinary course of business entered into by the Company during the most recent two financial years were:

1.
On December 26, 2014, Minco China entered into an agreement with Beijing Runlong in which the Company agreed to sell four exploration permits in the Yangshan area to Beijing Runlong for total cash proceeds of RMB 3,200,000 ($604,618). The process of transferring the titles to the four permits to Beijing Runlong was pending approval by Gansu Province and the proceeds from this sale had not been received, as at December 31, 2014.

Pursuant to the sale agreement, Beijing Runlong agreed to pay the total cash price to Minco China as follows:

5% of the total cash proceeds within 20 working days from the date of signing the agreement;

45% of the total cash proceeds upon receiving the approval of the transfer from the Provincial land and resources administrative authority, before submitting to the Ministry of Land and Resources; and

50% of the total cash proceeds within 5 days upon receiving the approved exploration rights license.

2.
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

On July 21, 2005, China government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar. China’s government has since made and in the future may make further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes this price the central parity for the trading against the Renminbi on the following working day.

E.	TAXATION

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident who holds common shares solely as capital property (a "US Holder", as defined below). This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Canada Revenue Agency, and the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the "Treaty").

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

Pursuant to the Tax Act, a US Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the US Holder did not hold the common share as capital property used in carrying on a business in Canada and neither the U. S. Holder nor persons with whom the US Holder did not deal at arm's length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

United States Tax Consequences

The following summarizes the principal U.S. federal income tax consequences to the holding and disposition of common shares in the capital of the Company by US Holders and who holds their shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code (the "Code").

US Holders

As used herein, a "US Holder" includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation (including any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof, and an estate whose income is subject to US federal income taxation regardless of its source, and a trust (a) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US Holder is a partner in a partnership that holds the common shares, the US Holder should consult its tax advisor regarding the specific tax consequences of owning and disposing of its shares. A US Holder does not include: (1) those who own (directly, or indirectly by attribution) 10% or more of the share capital or voting power of the Company; (2) persons subject to the alternative minimum tax; (3) persons holding shares of the Company as part of a straddle, hedging or conversion transaction; and (4) persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their Company stock through the exercise of employee stock options or otherwise as compensation.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion does not address all U.S. federal income tax matters that may be relevant to a US Holder in light of its particular circumstances, and it does not address any state, local and non-U.S. tax consequences of purchasing, owning and disposing of the common shares of the Company. Each US Holder should consult with his or her own tax advisor with respect to the tax considerations relevant to such US Holder and its particular circumstances.

Dividends and Other Distributions on the Common Shares

Subject to the passive foreign investment company rules discussed below under "Passive Foreign Investment Company", the gross amount of all our distributions to a US Holder with respect to the common shares (including any Canadian taxes withheld there from) will be included in the US Holder’s gross income as foreign source ordinary dividend income on the date of receipt by the US Holder, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a US Holder’s tax basis in its common shares, and to the extent the amount of the distribution exceeds the US Holder’s tax basis, the excess will be taxed as capital gain. We do not currently, and we do not intend to, calculate our earnings and profits, if any, under US federal income tax principles. Therefore, a US Holder should expect that a distribution, if any, will be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other US corporations.

With respect to non-corporate US Holders for taxable years beginning before January 1, 2012, dividends may constitute "qualified dividend income" that is taxed at the lower applicable capital gains rate, provided that (1) the common shares of the Company are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) the US Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. US Treasury guidance indicates that our common shares, which are listed on NYSE MKT Equities, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will be considered readily tradable on an established securities market in later years. US Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares. There can be no assurance that the Company’s dividends will be considered qualifying dividend income because there can be no assurance of the Company’s PFIC (as defined below) status in either the year of the distribution or the year preceding the distribution.

Subject to certain limitations, Canadian taxes withheld from a distribution to a US Holder will be eligible for credit against such US Holder’s US federal income tax liability. If a refund of the tax withheld is available to the US Holder under the laws of Canada or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against the US Holder’s US federal income tax liability (and will not be eligible for the deduction against the US Holder’s US federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to common shares generally will constitute "passive category income" but could, in the case of certain US Holders, constitute "general category income". The rules relating to the determination of the US foreign tax credit are complex, and US Holders should consult their tax advisors to determine whether and to what extent a credit would be available. A US Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year may instead claim an itemized deduction for all foreign taxes paid in that taxable year.

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

If the Company pays distributions on the its common shares in Canadian dollars, the US dollar value of such distributions should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distributions, regardless of whether the Canadian dollars are converted into US dollars at that time. If Canadian dollars are converted into US dollars on the date of actual or constructive receipt of such distributions, a US Holder’s tax basis in such Canadian dollars will be equal to their US dollar value on that date and, as a result, the US Holder generally will not be required to recognize any foreign currency exchange gain or loss. Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as US source ordinary income or loss for purposes of the U.S. foreign tax credit limitation discussed above.

Passive Foreign Investment Companies

We believe we were a passive foreign investment company ("PFIC") for US federal income tax purposes for our taxable year ended December 31, 2014. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

A determination of the Company’s PFIC status should be done on an annual basis (assuming that we can continue to be a publicly traded entity). As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our common shares (assuming that we continue to a publicly traded corporation for purposes of the applicable PFIC rules), our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for any year. If we are a PFIC for any year during which a US Holder holds our common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such US Holder holds our common shares, absent a special election. For instance, if we cease to be a PFIC, a US Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares. If we are a PFIC for any taxable year and any of our non-US subsidiaries is also a PFIC, a US Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. US Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain gains from the sales of commodities, annuities and gains from assets that produce passive income.

If we are a PFIC for any taxable year during which a US Holder holds our common shares, such US Holder will be subject to special tax rules with respect to any "excess distribution" that it receives and any gain it realizes from a sale or other disposition (including a pledge) of the common shares, unless the US Holder makes a "mark-to-market" election as discussed below. Distributions received by a US Holder in a taxable year that are greater than 125% of the average annual distributions such US Holder received during the shorter of the three preceding taxable years or its holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

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

The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses for such years and gains (but not losses) realized on the sale of our common shares cannot be treated as capital, even if the US Holder holds the common shares as capital assets.

Alternatively, a US Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election with respect to shares of a PFIC to elect out of the tax treatment discussed above. If a US Holder makes a valid mark-to-market election for our common shares, the US Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over its adjusted basis in such common shares. The US Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in the US Holder’s income for prior taxable years. Amounts included in a US Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A US Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. If a US Holder makes such an election, the tax rules that ordinarily apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for "qualified dividend income" discussed above under "Dividends and Other Distributions on the Common Shares" would not apply.

The mark-to-market election is available only for "marketable stock", which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including NYSE MKT Equities, or other market, as defined in applicable US Treasury regulations. We expect that our common shares will continue to be listed on NYSE MKT Equities and, consequently, the mark-to-market election would be available to US Holders of common shares were we to be a PFIC.

If a non-US corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a "qualified electing fund" election to include its share of the corporation’s ordinary earnings and net capital gain income on a current basis. However, a US Holder can make a qualified electing fund election with respect to its common shares of the Company only if we furnish the US Holder annually with certain tax information. We intend to prepare or provide such information.

A US Holder that holds our common shares in any year in which we are a PFIC will be required to file Internal Revenue Service (“IRS”) Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

US Holders are urged to consult their tax advisors regarding the application of the PFIC rules to the ownership and disposition of our common shares.

Other Consequences

To the extent a shareholder is not subject to the tax regimes outlined above with respect to foreign corporations that are PFICs, the following discussion describes the United States federal income tax consequences arising from the holding and disposition of the Company’s common shares.

Foreign Tax Credit

A US Holder may be entitled to claim a US foreign tax credit for, or deduct, Canadian taxes that are withheld on distributions received by the US Holder, subject to applicable limitations in the Code. Dividends paid on our common shares will be "passive category income" or "general category income" for US foreign tax credit purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each US Holder. A US Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes paid for a given taxable year may instead claim a deduction for all foreign taxes paid in that taxable year. US Holders are urged to consult their tax advisors regarding the availability of the US foreign tax credit in their particular circumstances.

Information Reporting and Backup Withholding

Dividends on common shares and the proceeds of a sale or redemption of a common share may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28%, unless the conditions of an applicable exemption are satisfied. Backup withholding will not apply to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status can provide such certification on IRS Form W-9. US Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder’s US federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

US HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE US FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

F.	DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.	STATEMENT BY EXPERTS

Not Applicable.

H.	DOCUMENTS ON DISPLAY

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F St. NE, Washington, D.C. 20549 or by accessing the SEC's website (www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com). Copies of the Company’s material contracts are kept in the Company’s administrative headquarters at 2772-1055 West Georgia Street, Vancouver, BC. V6E 3P3. Documents relating to Minco Silver referred to herein can be found under its profile on SEDAR.

I.	SUBSIDIARY INFORMATION

The Company incorporated separate companies with current or planned business operations, which are all created for the exploration and acquisition of mineral projects in China, as described below.

·
Minco China, incorporated in China on May 12, 2004, was incorporated for the purposes of managing Minco Gold’s projects in China, enhancing the Company’s management team in China, and expanding upon certain mining activities (such as staking) in China. This company currently has 13 full time and part time employees.

·
Minco Silver was incorporated on August 20, 2004, under the laws of British Columbia. Minco Silver was originally a 100% owned subsidiary of the Company. This company was incorporated to acquire and develop silver projects in China and is currently involved with the development of the Fuwan silver property in Guangdong Province, China.

At December 31, 2004, the Company owned a 70% interest in Minco Silver but following a subsequent financing by Minco Silver, Minco Gold’s interest decreased to 55.56%. On December 2, 2005, Minco Silver became a reporting issuer, listed on the TSX under the trading symbol "MSV". The Company currently owns 11,000,000 common shares of Minco Silver or 18.45% of the issued and outstanding common shares of Minco Silver. Minco Silver and the Guandong Geological Bureau ("GGB") agreed pursuant to the Amending Contract that, subject to the payment of the applicable purchase price, Minco Silver (through Minco China) would hold a 100% interest in the Fuwan Permits, subject to GGB retaining a 10% net profit interest in the properties subject to the Fuwan Permits.

More information on the Company's subsidiaries can be found in Item 4.C - "Organizational Structure".

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk, primarily related to foreign exchange. The Company uses the Canadian dollar as its reporting currency and is therefore exposed to foreign exchange movements in China where the Company is conducting exploration activities.

Year Ended December 31, 2014

The following table sets forth the principal components of the Company' balance sheet at December 31, 2014, showing such components' sensitivity to exchange risk:

	Denominated in		Total Value in	Effect of a 10% Change
	$	RMB	$	in Exchange Rate – in $
Cash and cash equivalents	355,716	9,321,970	2,117,038	176,132
Receivables (including due from Minco Base Metal)	51,510	524,786	150,870	9,936
Prepaid expenses and deposits	140,956	-	140,956	-
Current liabilities	3,766,302	3,807,085	4,502,225	73,592

The following table sets forth the principal components of the Company's statement of operations for the year ended December 31, 2014 showing such components' sensitivity to exchange risk:

	Denominated in		Total Value in	Effect of a 10% Change
	$	RMB	$	in Exchange Rate – in $
Exploration costs	88,999	6,186,385	1,177,817	108,882
Administrative expenses	1,187,532	3,765,061	1,848,938	66,141
Other gains (losses), net	(5,005,501)	2,966,905	(4,471,039)	53,541

We believe that the selected rate change of 10% is reasonably possible in the near term. The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company’s operations. The Company exchanges Canadian dollars to fund its Chinese operations. The Company has no long-term debt, therefore, the Company does not believe that the interest rate market risk is material.

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

At the end of the period covered by this report, the fiscal year ended December 31, 2014, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the CEO and CFO, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Management concluded that the disclosure controls and procedures were effective, as at December 31, 2014.

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

Management evaluated the effectiveness of internal control over financial reporting based on the control framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has evaluated the effectiveness of design and operation of the Company’s internal controls over financial reporting as at December 31, 2014, and based on this evaluation, management has concluded that the Company’s internal controls over financial reporting are effective as at December 31, 2014.

(c)	Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s independent auditor regarding internal controls regarding the effectiveness of the Company’s internal controls over financial reporting. Management’s report was not subject to attestation by the Company’s independent auditor pursuant to current rules of the SEC that exempt non-accelerated filers from the requirement to include auditor attestation on the effectiveness of internal control over financial reporting, thus permitting the Company to provide only management’s report on internal control over financial reporting in this Annual Report.

(d)	Changes in internal controls over financial reporting

During the year ended December 31, 2014, there have been no changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board has determined that the Company has at least one Audit Committee financial expert serving on its Audit Committee and that the individual is "independent", as such term is used in Section 303A.02 of the NYSE Listed Company Manual. Mr. Malcolm F. Clay, Chairman of the Audit Committee serves as the Audit Committee’s financial expert. He is a Chartered Accountant, with over 30 years' experience in both public and private companies.

ITEM 16B.  CODE OF ETHICS - BOARD OF DIRECTORS AND OFFICERS

The Company has established a Code of Ethics for the Board and senior officers, which is available on the Company's website (www.mincogold.com). A hard copy of the Code of Ethics may be requested from the Company by writing to the Company's Corporate Secretary at 2772-1055 West Georgia Street, Vancouver, BC. V6E 3R5.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the past two fiscal years, the Company has paid the following fees to its principal accountants, PricewaterhouseCoopers LLP.

	2014	2013
	$	$
Audit fees (1)	87,000	91,023
Audit-related fees (2)	9,400	8,000
Tax fees (3)	-	-
All other fees (4)	-	-
Total	96,400	99,203

Notes:
(1)  The aggregate fees billed for audit services.
(2)  The aggregate fees billed for consultation, assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.
(3)  The aggregate fees billed for tax compliance, corporate income tax returns, tax advice, tax compliance, and tax planning services.
(4)  The aggregate fees billed for professional services other than those listed in the other columns items.

It is within the mandate of the Audit Committee to approve all audit and non-audit related fees and all fees for the last two fiscal years were approved. The Audit Committee has pre-approved specifically identified non-audit related services. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS

FOR AUDIT COMMITTEES

Each member of the Audit Committee is "independent" from management.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.  CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H.  MINE SAFETY

Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable . Please see Item 18.

ITEM 18.  FINANCIAL STATEMENTS

Attached hereto.

Financial Statements

DOCUMENT	PAGE
Audited consolidated Financial Statements of the Company as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, including the Report of Independent Auditors	75-108
Audited consolidated Financial Statements of Minco Silver as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, including the Report of Independent Auditors	109-139

ITEM 19.  EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
1.1*	Articles of Incorporation of Minco Gold Corporation
1.2*	Notice of Articles of Minco Gold Corporation
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

4.8*	Trust Agreement dated June 9, 2011 between the Company, Minco Silver Corporation and Minco China.
4.9*	Share Exchange Agreement dated December 17, 2012 between the Company and Minco Resources Limited.
4.10*	Trust Agreement dated April 30, 2013 between the Company, Minco Silver Corporation and Minco China.
4.11	Sale Agreement dated December 26, 2014 between the Company and Beijing Runlong Investment Limited Company.
4.12*	Minco Gold Corporation Stock Option Plan
8.1	List of Significant Subsidiaries of the Company as at March 31, 2015
12.1	Certification of the President Pursuant to Rule 13(a)-14(a) or ISD -14(a) under the Exchange Act
12.2	Certification of the Chief Financial Officer Pursuant to Rule 13(a)-14(a) or ISD -14(a) under the Exchange Act
13.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Glossary of Geological Terms

* Incorporated by reference from our Form 20-Fs filed in prior years.

Minco Gold Corporation
(An exploration stage enterprise)

Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012
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

The Audit Committee of the Board of Directors is composed of three Directors and meets quarterly and annually with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

Dr. Ken Cai	Samson Siu, CPA, CA
President and CEO	Interim Chief Financial Officer

Vancouver, Canada
March 27, 2015

Independent Auditor’s Report

To the Shareholders of Minco Gold Corporation

We have audited the accompanying consolidated financial statements of Minco Gold Corporation (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013 and the consolidated statements of loss, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2014 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Minco Gold Corporation as at December 31, 2014 and December 31, 2013 and its financial performance and cash flows for each of the three years in the period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting
Standards Board.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
March 27, 2015

Index		Page

Consolidated Financial Statements		78-82

	Consolidated Statements of Financial Position	78

	Consolidated Statements of Loss	79

	Consolidated Statements of Comprehensive Loss	80

	Consolidated Statements of Changes in Equity	81

	Consolidated Statements of Cash Flow	82

Notes to the Consolidated Financial Statements		84-107

1	General information and liquidity risk	83

2	Basis of preparation	83

3	Summary of significant accounting policies	83

4	Critical accounting estimates and judgments	91

5	Cash and cash equivalents	91

6	Property, plant and equipment	92

7	Mineral interests	93

8	Equity investment in Minco Silver Corporation	96

9	Gain on legal settlement	98

10	Non-controlling interest	98

11	Share capital	99

12	Income tax	101

13	Commitments	103

14	Related party transactions	103

15	Geographical information	105

16	Financial instruments and fair values	105

17	Capital management	107

Minco Gold Corporation
(An exploration stage enterprise)
Consolidated Statements of Financial Position

(in Canadian dollars)

	December 31,	December 31,
	2014	2013
Assets	$	$
Current assets
Cash and cash equivalents (note 5)	2,117,038	1,797,809
Receivables (note 9)	103,174	715,649
Due from related parties (note 14)	47,696	67,418
Prepaid expenses and deposits	140,956	67,423
	2,408,864	2,648,299

Long-term deposit	51,277	51,277
Property, plant and equipment (note 6)	125,298	177,943
Equity investment in Minco Silver (note 8)	6,820,000	13,368,836
	9,405,439	16,246,355
Liabilities
Current liabilities
Accounts payable and accrued liabilities	444,914	552,177
Advance from non-controlling interest (note 7(a))	453,463	167,920
Due to related party (note 14)	3,603,848	3,584,387
	4,502,225	4,304,484
Equity
Equity attributable to owners of the parent
Share capital (note 11(a))	41,882,757	41,758,037
Contributed surplus	9,179,213	8,933,012
Accumulated other comprehensive income	1,183,086	1,102,818
Deficits	(52,330,354)	(44,976,192)
	(85,298)	6,817,675
Non-controlling interests (note 10)	4,988,512	5,124,196
Total equity	4,903,214	11,941,871
	9,405,439	16,246,355
Commitments (note 13)

Approved by the Board of Directors

(signed) Malcolm Clay	Director	(signed) Robert Callander	Director

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation
(An exploration stage enterprise)
Consolidated Statements of Loss
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars, except per share data)

	2014	2013	2012
	$	$	$
Exploration recovery (note 7(a))	-	(622,293)	-
Exploration costs (note 7)	1,177,817	1,550,251	1,617,289
	1,177,817	927,958	1,617,289
Administrative expenses (note 14)
Accounting and audit	105,423	111,905	164,843
Amortization	67,180	66,746	60,689
Consulting	11,633	30,453	85,932
Directors' fees	54,188	49,749	53,000
Foreign exchange loss (gain)	16,977	19,692	(872)
Investor relations	24,726	116,814	182,290
Legal and regulatory	140,727	132,506	269,795
Office and miscellaneous	366,836	360,894	283,161
Property investigation	74,948	112,863	12,748
Salaries and benefits	618,926	655,585	679,310
Share-based compensation (note 11(b))	297,588	993,331	957,305
Travel and transportation	69,786	83,553	79,364
	1,848,938	2,734,091	2,827,565
Operating loss	(3,026,755)	(3,662,049)	(4,444,854)
Gain on legal settlement (note 9)	148,739	1,343,638	-
Gain on sale of exploration permit (note 7(b)(c))	376,937	-	442,796
Loss on partial disposal of investment in Minco Silver (note 8)	(399,536)	-	-
Impairment of equity investment in Minco Silver (note 8)	(4,205,816)	-	-
Unrealized loss on marketable securities	-	(1,470)	(9,030)
Impairment of property, plant and equipment	(8,784)	-	-
Finance income	17,570	110,122	180,870
Share of loss from equity investment in Minco Silver (note 8)	(321,972)	(656,132)	(1,032,816)
Dilution loss (note 8)	(78,177)	(77,414)	(8,398)
Net loss for the period	(7,497,794)	(2,943,305)	(4,871,432)
Net income (loss) attributable to:
Shareholders of the Company	(7,354,162)	(3,144,525)	(4,881,771)
Non-controlling interest	(143,632)	201,220	10,339
	(7,497,794)	(2,943,305)	(4,871,432)
Loss per share:
Basic	(0.15)	(0.06)	(0.10)
Diluted	(0.15)	(0.06)	(0.10)
Weighted average number of common shares outstanding:
Basic	50,488,078	50,348,215	50,348,215
Diluted	50,488,078	50,348,215	50,348,215

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation
(An exploration stage enterprise)
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2014, 2013 and 2012

(in Canadian dollars)

	2014	2013	2012
	$	$	$
Net loss for the year	(7,497,794)	(2,943,305)	(4,871,432)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Realized gain reclassified to net loss on partial disposal of equity investment in Minco Silver (note 8)	(158,797)	-	-
Share of other comprehensive income of investments accounted for using the equity method	115,462	726,975	(72,395)
Exchange differences on translation from functional to presentation currency	131,551	126,295	(10,484)

Total comprehensive loss for the year	(7,409,578)	(2,090,035)	(4,954,311)
Comprehensive income (loss) attributable to:
Shareholders of the Company	(7,273,894)	(2,214,953)	(4,964,650)
Non-controlling interest	(135,684)	124,918	10,339
	(7,409,578)	(2,090,035)	(4,954,311)

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation
(An exploration stage enterprise)
Consolidated Statements of Changes in Equity
For the years ended December 31, 2014, 2013 and 2012

(in Canadian dollars)

	Attributable to equity owner of the Company
	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficits	Subtotal	Non-controlling interest	Total equity
		$	$	$	$	$	$	$
Balance – January 1, 2012	50,348,215	41,758,037	6,982,376	256,125	(36,949,896)	12,046,642	2,415,029	14,461,671

Net income (loss) for the year	-	-	-	-	(4,881,771)	(4,881,771)	10,339	(4,871,432)
Other comprehensive loss	-	-	-	(82,879)	-	(82,879)	-	(82,879)
Share-based compensation	-	-	957,305	-	-	957,305	-	957,305
Balance – December 31, 2012	50,348,215	41,758,037	7,939,681	173,246	(41,831,667)	8,039,297	2,425,368	10,464,665

Balance - January 1, 2013	50,348,215	41,758,037	7,939,681	173,246	(41,831,667)	8,039,297	2,425,368	10,464,665

Net income (loss) for the year	-	-	-	-	(3,144,525)	(3,144,525)	201,220	(2,943,305)
Contribution from non-controlling interest (note 7)	-	-	-	-	-	-	2,573,910	2,573,910
Other comprehensive income (loss)	-	-	-	929,572	-	929,572	(76,302)	853,270
Share-based compensation	-	-	993,331	-	-	993,331	-	993,331
Balance - December 31, 2013	50,348,215	41,758,037	8,933,012	1,102,818	(44,976,192)	6,817,675	5,124,196	11,941,871

Balance - January 1, 2014	50,348,215	41,758,037	8,933,012	1,102,818	(44,976,192)	6,817,675	5,124,196	11,941,871

Net loss for the year	-	-	-	-	(7,354,162)	(7,354,162)	(143,632)	(7,497,794)
Other comprehensive income	-	-	-	80,268	-	80,268	7,948	88,216
Proceeds on issuance of shares from exercise of options	166,666	124,720	(51,387)	-	-	73,333	-	73,333
Share-based compensation	-	-	297,588	-	-	297,588	-	297,588
Balance - December 31, 2014	50,514,881	41,882,757	9,179,213	1,183,086	(52,330,354)	(85,298)	4,988,512	4,903,214

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation
(An exploration stage enterprise)
Consolidated Statements of Cash Flow
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

	2014	2013	2012
Cash flow provided by (used in)	$	$	$
Operating activities
Net loss for the year	(7,497,794)	(2,943,305)	(4,871,432)
Adjustments for:
Amortization	67,180	66,746	60,689
Equity loss on investment in Minco Silver	321,972	656,132	1,032,816
Dilution loss	78,177	77,414	8,398
Loss on partial disposal of equity investment in Minco Silver	399,536	-	-
Impairment of equity investment in Minco Silver	4,205,816	-	-
Impairment on property, plant and equipment	8,784	-	-
Foreign exchange loss (gain)	17,603	21,496	(3,032)
Gain from legal settlement (note 9)	(148,739)	(1,343,638)	-
Gain on sale of exploration permits (note 7(b))	(376,937)	-	(442,796)
Share-based compensation (note 11 (b))	297,588	993,331	957,304
Unrealized loss on marketable securities	-	1,470	9,030
Changes in items of working capital:
Receivables	(82,144)	65,139	(31,209)
Due to/from related parties	41,368	1,034,808	10,732
Prepaid expenses and deposits	(73,151)	75,151	38,336
Accounts payable for Changkeng permit	-	(4,711,920)	-
Accounts payable and accrued liabilities	19,141	(36,317)	(145,645)
Net cash used in operating activities	(2,721,600)	(6,043,493)	(3,376,809)
Investing activities
Loan receivable	-	(1,641,900)	-
Proceeds from loan receivable (note 7(a))	-	1,641,900	-
Proceeds from legal settlement (note 9)	720,095	801,395	-
Proceeds from partial disposal of investment in Minco Silver (note 8)	1,500,000	-	-
Proceeds from sales of exploration permits (note 7(b))	376,937	-	442,796
Property, plant and equipment	(13,772)	(29,301)	(13,678)
Purchase of short-term investments	-	-	(5,066,771)
Redemption of short-term investments	-	5,205,562	-
Net cash generated from (used in) investing activities	2,583,260	5,977,656	(4,637,653)
Financing activities
Advanced from minority shareholders	258,471	159,417	-
Proceeds from stock option exercises	73,333	-	-
Advanced from Minco Silver Corporation	-	1,300,000	1,661,832
Net cash generated from financing activities	331,804	1,459,417	1,661,832
Effect of exchange rate changes on cash and cash equivalents	125,765	141,175	(81,121)
Increase (decrease) in cash and cash equivalents	319,229	1,534,755	(6,433,751)
Cash and cash equivalents- Beginning of year	1,797,809	263,054	6,696,805
Cash and cash equivalents - End of year	2,117,038	1,797,809	263,054
Cash paid for income tax	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

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

As at December 31, 2014, Minco Gold owned a 18.45% (December 31, 2013 – 21.91%) equity interest in Minco Silver Corporation (“Minco Silver”). Minco Silver was incorporated in British Columbia, Canada.

The Company is an exploration company and therefore has no source of revenues. As such, during the year ended December 31, 2014, the Company incurred a net loss of $7,497,794, had accumulated deficit of $52,330,354 and a working capital deficit of $2,093,361. As discussed in Note 16, the Company is exposed to liquidity risk, which is the risk that the Company may encounter difficulty in settling its commitments when due including the continued forbearance to the amounts due to Minco Silver. In managing this risk, management determined that the Company’s cash balance as at December 31, 2014 of $2.1 million combined with any cash proceeds raised through the sale of equity interests in Minco Silver or through the sale of exploration properties would be sufficient to meet its cash requirements for the Company’s administrative overhead and to maintain its mineral interest throughout fiscal 2015.

2.	Basis of preparation

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were approved by the board of directors for issue on March 25, 2015.

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

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

Information about subsidiaries:

Name	Principal activities (ownership interest)	Country of Incorporation
Minco China	Exploring and evaluating mineral properties (100%)	China
Yuanling Minco	Exploring and evaluating mineral properties (100%)	China
Tibet Minco	Exploring and evaluating mineral properties (100%)	China
Huaihua Tiancheng	Exploring and evaluating mineral properties (100%)	China
Minco Resources	Holding company (100%)	China
Mingzhong	Exploring and evaluating mineral properties (51%)	China

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

Equity investment

Associates are entities over which the Company has significant influence, but not control. Significant influence is generally presumed to exist where the Company has between 20 percent and 50 percent of the voting rights, but can also arise where the Company holds less than 20 percent of the voting rights, but it has power to be actively involved and influential in policy decisions affecting the entity. The Company accounts for its investment in associates using the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s shares of profit or loss of the associate. The Company’s share of income or loss of associates is recognized in the consolidated statement of income (loss).

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

Dilution gains and losses arising from changes in interests in investments in associates where significant influence is retained are recognized in the consolidated statements of income (loss).

At each reporting date, the Company determines whether there is any objective evidence that the investment in the associate is impaired. If an impairment is determined to exist, the amount of the impairment is recognized in the statement of income (loss). The amount of impairment is calculated as the difference between the recoverable amount of the investment in the associate and its carrying value.

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

The financial statements of the Company’s Chinese subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

·	Assets and liabilities – at the closing rate at the date of the statement of financial position

·	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation of actual rates)

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

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

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

(ii) Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash and cash equivalents, receivables, and due from related parties. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment, if necessary.

(iii) Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable, advance from non-controlling interest and due to related parties.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

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

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

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

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

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

As at December 31, 2014 and December 31, 2013, the Company did not have any provision for restoration and rehabilitation.

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

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

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

Adoption of new accounting standard

Effective January 1, 2014, the Company adopted the following standard:

IFRIC 21 - Levies

This standard was issued on May 20, 2013 and provided guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The adoption of this standard did not have an impact on our consolidated financial statements.

Accounting standards and amendments issued but not yet applied

IFRS 9, Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments: Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This effective date of this new standard will be for periods beginning on or after January 1, 2018 with early adoption permitted. The Company has not yet assessed the impact of this standard or determined whether it will adopt earlier.

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

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

Significant Influence of Minco Silver

Management has assessed the level of influence that the Company has on Minco Silver and determined that it has significant influence even though its shareholding, as of April 22, 2014 is below 20%. This is because of the representation on Minco Silver’s board, common CEO and other shared management.

Impairment

At each reporting date, management conducts a review to determine whether there is any objective evidence that the investment in associate is impaired. This determination requires significant judgment. In making this judgment, management evaluates among other factors, the duration and extent to which the recoverable amount of the investment in Minco Silver is less than its carrying value.

If the recoverable amount is less than the carrying value, the company recognizes an impairment loss in the statement of income (loss).

Management evaluated its investment in Minco Silver for impairment and due to the significant decline in the market value of the Minco Silver shares, the company has recognized an impairment loss during the year of $4,205,816.

Liquidity risk

The Company is exposed to liquidity risk, which is the risk that the Company may encounter difficulty in settling its commitments when due. In managing this risk, management determined that the Company’s cash balance as at December 31, 2014 of $2.1 million combined with any cash proceeds raised through the sale of equity interests in Minco Silver or through the sale of exploration properties would be sufficient to meet its cash requirements for the Company’s administrative overhead and to maintain its mineral interest throughout fiscal 2015.

5.	Cash and cash equivalents

As at December 31, 2014, cash and cash equivalent consisted of a short-term deposit with a maturity date of seven days and that can be renewed automatically. The yield on the short-term deposit was 2.86%.

As at December 31, 2014, cash of $1,761,321 (RMB 9,321,970) (2013 - $1,545,792 (RMB 8,837,293)) remained in China. Under Chinese law, cash advanced to the Company’s Chinese subsidiaries as registered share capital is maintained in the subsidiaries’ registered capital bank account. Remittance of these funds back to Canada may require approvals by the relevant government authorities or designated banks in China or both.

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

6.	Property, plant and equipment

	Leasehold improvements	Mining equipment	Motor vehicles	Office equipment and furniture	Total
	$	$	$	$	$

Year ended December 31, 2013
At January 1, 2013	2,417	86,243	106,379	2,230	197,269
Additions	24,893	332	-	3,720	28,945
Depreciation	(8,298)	(25,747)	(28,085)	(4,616)	(66,746)
Exchange differences	-	6,882	9,005	2,588	18,475
At December 31, 2013	19,012	67,710	87,299	3,922	177,943

At December 31, 2013
Cost	95,628	439,653	345,998	393,962	1,275,241
Accumulated depreciation	(76,616)	(371,943)	(258,699)	(390,040)	(1,097,298)
Net book value	19,012	67,710	87,299	3,922	177,943

Year ended December 31, 2014
At January 1, 2014	19,012	67,710	87,299	3,922	177,943
Additions	-	-	-	14,203	14,203
Depreciation	(12,446)	(20,128)	(25,815)	(8,791)	(67,180)
Impairment loss	-	(8,784)	-	-	(8,784)
Exchange differences	-	2,240	6,076	800	9,116
At December 31, 2014	6,566	41,038	67,560	10,134	125,298

At December 31, 2014
Cost	95,628	433,109	352,074	408,965	1,289,776
Accumulated depreciation	(89,062)	(392,071)	(284,514)	(398,831)	(1,164,478)
Net book value	6,566	41,038	67,560	10,134	125,298

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

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

As at December 31, 2014, the Company received funds of RMB 2,400,000 ($453,463) from three minority shareholders of Mingzhong and are classified as a current liability, pending approval of capital injection from the remaining non-controlling interest shareholders.

Pursuant to the terms of an agreement with Minco Silver, the Company has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to Minco Silver. As a result, Minco Silver is responsible for 51% of the total costs in relation to the Changkeng Silver Mineralization.

b)	Gansu - Longnan

Minco China holds nine exploration permits in the Longnan region of south Gansu province in China. The Longnan region is within the southwest Qinling gold field.

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

7.	Mineral interests (continued)

The Longnan region consists of three projects according to their geographic distribution, type and potential of mineralization:

i)	Yangshan: including four exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area;

ii)	Yejiaba: including four exploration permits adjacent to the Guojiagou exploration permit; and

iii)	Xicheng East: including one exploration permit to the east extension of the Xicheng Pb-Zn mineralization belt.

The Company has spent a cumulative total of $11.7 million on exploration costs on the Longnan project as at December 31, 2014 (December 31, 2013 - $10.8 million).

The Company has submitted the renewal application for the four exploration permit for Yejiaba and one exploration permit for Xicheng East that were originally set to expire on February 4, 2014. The renewal applications are currently being processed by the Ministry of Land and Resources.

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

On December 13, 2013, Minco China entered into an agreement with Gansu Yuandong Investment Co., Ltd (“YDIC”) in which the Company agreed to sell two exploration permits in the Xicheng East and Yejiaba area to YDIC for RMB 0.8 million ($150,000). The process of transferring the titles to the two permits to YDIC was pending approval by Gansu province and the proceeds were not received as at December 31, 2014.

On December 26, 2014, Minco China entered into an agreement with Beijing Runlong Investment Limited Company (“Beijing Runlong”) in which the Company agreed to sell four exploration permits in the Yangshan area to Beijing Runlong for total cash proceeds of RMB 3,200,000 ($604,618). The process of transferring the titles to the four permits to Beijing Runlong was pending approval by Gansu province and the proceeds was not received as at December 31, 2014.

Beijing Runlong will make the following payments to Minco China:

iv)	5% of the total cash proceeds within 20 working days from the date of signing the agreement;

v)	45% of the total cash proceeds upon receiving the approval of the transfer from the Provincial land and resources administrative authority, before submitting to the Ministry of Land and Resources; and

vi)	50% of the total cash proceeds within 5 days upon receiving the approved exploration rights license.

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

7.	Mineral interests (continued)

c)	Hunan - Gold Bull Mountain

Minco China’s wholly owned subsidiary Yuanling Minco owns the Gold Bull Mountain Exploration permit. The permit expires on June 28, 2015.

On June 28, 2014, Minco China entered into a sale agreement to dispose of its interest in Yuanling Minco for RMB 7 million ($1.2 million).

The buyer agreed to make the following payments to Minco China:

i)	30% of the selling price within 7 days from the date of signing this agreement (received);

ii)	55% of the selling price prior to the formal transfer request being submitted to the governing authorities; and

iii)	15% upon completing the transfer and obtaining all governing authorities’ approval.

As at December 31, 2014, the Company issued a notice of termination as the buyer failed to make the remaining payments within the specified period resulting in a breach in the agreement. The deposit of RMB 2,100,000 ($376,937) received by the Company is non-refundable in accordance with the sale agreement. As a result, during the year ended December 31, 2014, the Company recorded a gain from sale of exploration permit of RMB 2,100,000 ($376,937).

d)	Guangdong - Sihui

Minco China holds an exploration permit in Guangdong Sihui in China. The Company has decided not to renew the Sihui exploration permit, which expired on February 3, 2015.

The Company continues its efforts to dispose of its non-core assets in China, including the Changkeng project, and some of the projects in the Longnan region.

The following is a summary of exploration costs, net of recoveries, incurred by each project:

				Cumulative to
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2012	2014
	$	$	$	$
Currently active properties:
Gansu
- Longnan	894,646	1,262,074	1,479,979	11,740,897
Guangdong
- Changkeng	244,784	(361,010)	113,207	8,163,051
Hunan
- Gold Bull Mountain	36,862	24,031	22,498	2,273,103
Guangdong
- Sihui	1,525	2,863	1,605	5,993

Total	1,177,817	927,958	1,617,289	22,183,044

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

8.	Equity investment in Minco Silver Corporation

On April 22, 2014, the Company sold 2,000,000 common shares of Minco Silver for cash proceeds of $1,500,000 which decreased the Company’s equity interest in Minco Silver from 21.81% to 18.45%. As a result of this transaction, the Company recognized a loss on partial disposition of its investment in Minco Silver of $558,333 and a resulting reduction in the carrying value of the investment in associate of $2,058,333. Upon the sale of the 2,000,000 common shares of Minco Silver, the Company reclassified a gain of $158,797 relating to the Company’s share of other comprehensive income (loss) amounts of its equity investment in Minco Silver, resulting in a net loss on partial disposition of its investment in Minco Silver of $399,536.

On April 22, 2014, the Company determined that it continued to hold significant influence over Minco Silver despite the Company owning less than 20% of the voting rights of Minco Silver. The Company has the ability to influence Minco Silver through its board representation, common CEO and shared management positions between the Company and Minco Silver.

As at December 31, 2014, the Company owned 11,000,000 common shares of Minco Silver (December 31, 2013 and 2012 - 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

In the fourth quarter of 2014, the Company determined that due to a significant decline in the market value of Minco Silver’s common shares, the recoverable amount of its investment was less than its carrying amount. As a result, the Company recognized an impairment loss of $4,205,816, which represents the difference between the carrying value of the investment and its recoverable amount, which was based on the quoted market price of Minco Silver’s shares at December 31, 2014.

	2014	2013	2012
	$	$	$
As at January 1, Equity investment in Minco Silver	13,368,836	13,375,407	14,489,016
Dilution loss	(78,177)	(77,414)	(8,398)
Share of associate’s loss	(321,972)	(656,132)	(1,032,816)
Share of other comprehensive income of investments accounted for using the equity method	115,462	726,975	(72,395)
Partial disposition	(2,058,333)	-	-
Impairment	(4,205,816)	-	-
As at December 31, Equity investment in Minco Silver	6,820,000	13,368,836	13,375,407

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

8.	Investment in Minco Silver Corporation (continued)

The following is a summary of Minco Silver’s balance sheet and reconciliation to carrying amounts as at December 31, 2014 and 2013:

	December 31,	December 31,
	2014	2013
	$	$
Current assets	60,520,799	64,856,555
Mineral interests	31,621,827	27,369,966
Property, plant and equipment	422,012	483,281
Current liabilities	419,592	523,984
Shareholders' equity	92,145,046	92,185,818
Reconciliation to carrying amounts:

Minco Gold’s share in percentage	18.45%	21.91%
Minco Gold’s share in $	17,000,761	20,197,913
Differences between Minco Gold’s share and carrying value	(10,180,761)	(6,829,077)
Carrying value of investment in Minco Silver	6,820,000	13,368,836
Market value of Minco Silver shares	6,820,000	9,100,000

The following is a summary of Minco Silver’s income statement for the years ended December 31, 2014, 2013, and 2012:

	For the year ended December 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012
	$	$	$
Administrative expenses	2,336,876	3,458,998	5,596,671
Net loss for the period	(1,665,516)	(2,987,033)	(4,676,550)
Other comprehensive income (loss) for the period	470,514	3,309,545	(327,801)
Comprehensive income (loss) for the period	(1,195,002)	322,512	(5,004,351)

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

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

On March 25, 2013, Minco China settled its claim against the 208 Team relating to the Agreement for an amount of RMB 14 million ($2.4 million). Minco China received RMB 5 million ($801,395) during 2013 and recognized a receivable of RMB 4 million ($699,688) (settled in 2014) as at December 31, 2013. Minco China recognized a gain on the legal settlement, net of accrued legal fees of RMB 900,000 ($157,425) during the year ended December 31, 2013.

As at December 31, 2014, the remaining RMB 5 million ($944,715) balance due under the legal settlement was not recognized due to the uncertainty of collectability. The Company has recommenced legal action against 208 Team to recover the remaining unpaid balance.

During the year ended December 31, 2014, the Company paid legal fees of 71,345 RMB ($12,806) pertaining to the aforementioned settlement. The Company recorded a recovery of 828,655 RMB ($148,739) for overaccrued legal fees.

10.	Non-controlling interest

Below is summarized financial information for Mingzhong, the Company’s 51% owned indirect subsidiary. The amounts disclosed are based on those included in the consolidated financial statement before inter-company eliminations.

Summarized statement for financial position

	December 31,	December 31,
	2014	2013
	$	$
NCI percentage	49%	49%
Current assets	1,234,149	831,269
Current liabilities	(1,321,620)	(636,694)
	(87,471)	194,575
Non-current asset	37,384	42,126
Net assets	50,087	236,701
Accumulated non-controlling interests	4,988,512	5,124,195

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

10.	Non-controlling interest (continued)

Summarized income statement

For the year ended	December 31,	December 31,
	2014	2013
	$	$
Net income (loss)	(290,477)	410,653
Other comprehensive income (loss)	16,226	(68,046)
Total comprehensive income (loss)	(274,251)	342,607
Profit (loss) allocated to NCI	(143,632)	201,220

Summarized cash flows

For the year ended	December 31,	December 31,
	2014	2013
	$	$
Cash flows from operating activities	(279,873)	(4,734,196)
Cash flows from investing activities	-	5,313,527
Cash flows from financing activities	603,100	159,417
Effect of exchange rate changes on cash	82,790	43,529

11.	Share capital

a.	Common shares and contributed surplus

Authorized: 100,000,000 common shares without par value

b.	Stock options

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

For the year ended December 31, 2014, the Company granted stock options for 1,270,000 common shares to various employees, consultants and directors at a weighted exercise price of $0.26 per common share that vest over an 18-month period from the issuance date.

The maximum number of common shares reserved for issuance under the Stock Option Plan is 15% of the issued and outstanding common shares of the Company.

Minco Gold recorded $297,588 in share-based compensation expense for the year ended December 31, 2014 (December 31, 2013 - $993,331, December 31, 2012 - $957,305).

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

11.	Share capital (continued)

A summary of the options outstanding is as follows:

	Number outstanding	Weighted average exercise price
		$
January 1, 2013	5,650,667	1.11

Granted	2,200,000	0.45
Forfeited	(587,500)	0.93
Cancelled	(270,000)	2.14
Expired	(140,000)	1.44

Balance, December 31, 2013	6,853,167	0.86

Granted	1,270,000	0.26
Exercised	(166,666)	0.44
Forfeited	(836,000)	0.94
Expired	(660,000)	0.48

Balance, December 31, 2014	6,460,501	0.79

The weighted average share price on the date of exercise was $0.56 in 2014 (2013 - $Nil, 2012 - $Nil). As at December 31, 2014, there was $24,854 (2013 - $102,083) of total unrecognized compensation cost relating to unvested stock options.

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
0.26 – 0.45	2,391,334	3.49	0.35	1,605,997	0.39
0.46 - 0.93	2,876,667	2.59	0.57	2,876,667	0.57
0.94 – 2.59	1,192,500	1.04	2.17	1,192,500	2.17
	6,460,501	2.63	0.79	5,675,164	0.86

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

11.	Share capital (continued)

The Company uses the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2014	2013	2012

Risk-free interest rate	1.27%-1.68%	1.40% - 1.55%	1.08% - 1.56%
Dividend yield	0%	0%	0%
Volatility	87% - 89%	86% - 91%	85% - 95%
Forfeiture rate	23%	24%	27%
Estimated expected lives	5 years	5 years	5 years

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

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to the loss before income taxes. These differences result from the following items:

	2014	2013	2012
	$	$	$

Net loss	(7,497,794)	(2,943,305)	(4,871,432)

	26%	25.75%	25%

Income tax recovery at statutory rates	(1,949,427)	(757,901)	(1,217,858)
Non-taxable (deductible) expenses	(431,590)	(314,072)	240,365
Difference in tax rates	20,291	(92,885)	-
Expiry of non-capital loss carry forward	279,602	87,867	104,686
Deferred income tax asset not recognized	1,664,315	1,054,613	1,252,008
Other	416,809	22,378	(379,201)

Provision for tax expenses	-	-	-

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

12.	Income tax (continued)

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of unrecognized deferred income tax assets and liabilities at December 31, 2014 and 2013 are as follows:

	2014	2013
	$	$

Deferred income tax assets (liabilities) not recognized
Non-capital loss	6,397,642	5,878,964
Resource expenditures	4,285,187	3,892,286
Capital assets	69,672	222,394
Investment in Minco Silver	(400,045)	(1,162,930)
Capital loss	393,426	250,854

	10,745,882	9,081,568

No deferred income tax asset has been recognized as realization is not considered probable due to the uncertainty of future taxable income.

The Company has approximately $13,247,455 of operating losses in Canada and approximately $11,813,216 of operating losses in China. The expiries for Canadian and Chinese non-capital loss carry forwards are as follows:

	Canada $	China $

2015	1,156,750	55,780
2016	-	950,258
2017	-	9,542,283
2018	-	274,761
2019	-	990,134
2026	1,442,234	-
2028	1,582,716	-
2029	1,270,045	-
2030	1,285,615	-
2031	1,933,078	-
2032	2,131,656	-
2033	1,535,838	-
2034	909,523	-

	13,247,455	11,813,216

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

13.	Commitments

The Company has commitments in respect of office leases requiring minimum payments of $647,252 as follows:

$

2015	239,786
2016-2020	407,466

647,252

14.	Related party transactions

Shared office expenses

a)
Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing and Minco Silver, Minco Base Metals Corporation (“MBM”), a company with which the Company’s CEO has significant influence over, and Minco Gold share offices and certain administrative expenses in Vancouver.

At December 31, 2014, the Company had $3,603,848 due to Minco Silver (December 31, 2013 – $3,584,387) and consisted of the following:

Amount due from Foshan Minco as at December 31, 2014 of $35,101 (December 31, 2013 - $15,847), representing the expenditures incurred by Minco China on behalf of Foshan Minco and shared office expenses.

Amount due to Minco Silver as at December 31, 2014 of $3,638,949 (December 31, 2013 – $3,600,234) representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada.

The amounts due are unsecured, non-interest bearing and payable on demand.

b)	At December 31, 2014, the Company had $47,696 due from MBM (December 31, 2013 - $67,418), in relation to shared office expenses.

The amounts due are unsecured, non-interest bearing and payable on demand.

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

14.	Related party transactions

Funding of Foshan Minco

Minco Silver cannot invest directly in Foshan Minco as Foshan Minco is legally owned by Minco China. All funding supplied by Minco Silver for exploration of the Fuwan Project must first go through Minco China via the Company and Minco Resources to comply with Chinese Law. In the normal course of business Minco Silver uses trust agreements when providing cash, denominated in US dollars, to Minco China via the Company and Minco Resources for the purpose of increasing the registered capital of Foshan Minco. Minco China is a registered entity in China; however it is classified as being a wholly foreign owned entity and can therefore receive foreign investment. Foshan Minco is a Chinese company with registered capital denominated in RMB and can therefore only receive domestic investment from Minco China. Increases to the registered capital of Foshan Minco must be denominated in RMB.

During the year ended December 31, 2013, Minco Silver advanced US$20 million to Minco China via the Company and Minco Resources in accordance with a trust agreement signed on April 30, 2013, in which Minco Silver agreed to advance US$20 million to Minco China to increase Foshan Minco’s registered share capital. As at December 31, 2014, Minco China held US$11,352,188 ($13,201,460) (December 31, 2013 – US$12,526,138 ($13,399,210)) and RMB 39,513 ($7,466) (December 31, 2013 – RMB 14,613,570 ($2,556,161)) in trust for Minco Silver.

Key management compensation

Key management includes the Company’s directors and senior management. This compensation is included in exploration costs and administrative expenses.

For the years ended December 31, 2014, 2013 and 2012, the following compensation was paid to key management:

	2014	2013	2012
	$	$	$

Cash remuneration	270,693	341,537	339,714
Share-based compensation	215,202	736,294	601,838
Total	485,895	1,077,831	941,552

The above transactions were conducted in the normal course of business.

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

15.	Geographical information

The Company’s business of exploration and development of mineral interests is considered as operating in one segment. The geographical division of the Company’s non-current assets is as follows:

Assets by geography	December 31, 2014

	Canada	China	Total
	$	$	$
Non-current assets	6,888,410	108,165	6,996,575

	December 31, 2013

	Canada	China	Total
	$	$	$
Non-current assets	13,439,884	158,172	13,598,056

16.	Financial instruments and fair value

As explained in Note 3, financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of income or comprehensive income. Those categories are: fair value through profit or loss, loans and receivables, and other financial liabilities.

The following table summarizes the carrying value of financial assets and liabilities at December 31, 2014 and 2013:

	December 31,	December 31,
	2014	2013
Loans and receivables	$	$
Cash	2,117,038	1,797,809
Receivables	103,175	715,649
Due from related parties	47,696	67,418

Liabilities
Accounts payables	311,552	336,752
Advance from non-controlling interest	453,463	167,920
Due to related party	3,603,848	3,584,387

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

16.	Financial instruments and fair value (continued)

The carrying value of the Company’s loans and receivables and financial liabilities approximate their fair value.

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

Financial instruments that are not measured at fair value on the balance sheet are represented by cash and cash equivalents, receivable, due from related parties, account payable and accrued liabilities, advance from non-controlling interest and due to related parties. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

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

i.
Cash and cash equivalents – In order to manage credit and liquidity risk the Company places its cash with major financial institutions in the PRC (not subject to deposit insurance) and one major bank in Canada (subject to deposit insurance up to $100,000). At December 31, 2014, the balance of $2,117,038 (2013 - $1,797,809) was placed with four financial institutions.

MINCO GOLD CORPORATION
(An exploration stage enterprise)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013, and 2012

(in Canadian dollars)

16.	Financial instruments and fair value (continued)

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

Interest rate risk

The effective interest rate on financial liabilities (accounts payable) ranged up to 1%. The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash entered into by the Company bear interest at a fixed rate thus exposing the Company to the risk of changes in fair value arising from interest rate fluctuations. A 1% increase in the interest rate in Canada will have a net (before tax) income effect of $21,000 (2013 - $18,000), assuming the foreign exchange rate remains constant.

Liquidity risk

Liquidity risk includes the risk that the Company cannot meet its financial obligations as they come due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. As at December 31, 2014, the Company has $2.1 million cash to fund exploration and general corporate requirement. These funds are held primarily in the Company’s Chinese subsidiaries; therefore, the Company may face delays repatriating funds held in China if at any time the Company needs additional resources to enable it to undertake projects elsewhere in the world. The Company plans on meeting short-term cash requirements, and funding the repayment of Minco Silver through the sale of exploration properties or sale of a part of its equity investment in Minco Silver if necessary.

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

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt and/or acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. As at December 31, 2014, the Company does not have any long-term debt.

The Company plans on meeting any additional short-term cash requirements through the sale of its equity investment in Minco Silver. The market for these instruments is liquid and the Company does not foresee a loss of capital due to liquidity risk.

Minco Silver Corporation
(A development stage enterprise)

Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
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

Dr. Ken Cai	Samson Siu, CPA, CA
President and CEO	Interim Chief Financial Officer

Vancouver, Canada
March 27, 2015

Independent Auditor’s Report

To the Shareholders of Minco Silver Corporation

We have audited the accompanying consolidated financial statements of Minco Silver Corporation (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013 and the consolidated statements of operations and net loss, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Minco Silver Corporation as at December 31, 2014 and December 31, 2013 and its financial performance and cash flows for each of the three years in the period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
March 27, 2015

Index
		Page

Consolidated Financial Statements		112-116

	Consolidated Statements of Financial Position	112

	Consolidated Statements of Operations and Net Loss	113

	Consolidated Statements of Comprehensive Income (Loss)	114

	Consolidated Statements of Changes in Shareholders’ Equity	115

	Consolidated Statements of Cash Flows	116

Notes to the Consolidated Financial Statements		117-139

1	General information	117

2	Basis of preparation	117

3	Summary of significant accounting policies	117

4	Critical accounting estimates and judgments	124

5	Cash and cash equivalents	125

6	Short-term investments	125

7	Mineral interests	126

8	Investments	127

9	Property, plant and equipment	128

10	Share capital	129

11	Income taxes	132

12	Related party transactions	133

13	Settlement of Sterling loan receivable and break fee	135

14	Geographical information	135

15	Commitments	135

16	Financial instruments and fair value	136

17	Capital management	138

18	Subsequent event	138

Minco Silver Corporation
(A development stage enterprise)
Consolidated Statements of Financial Position

(Expressed in Canadian dollars, unless otherwise stated)

	December 31,	December 31,
	2014	2013
	$	$
Assets

Current assets
Cash and cash equivalents (note 5)	11,938,544	23,580,514
Short-term investments (note 6)	33,560,374	36,976,308
Receivables	370,903	291,778
Due from related parties (note 12)	3,603,847	3,584,387
Prepaid expenses and deposits	181,991	423,568
Investments (note 8)	10,865,140	-
	60,520,799	64,856,555

Mineral interests (note 7)	31,621,827	27,369,966
Property, plant and equipment (note 9)	422,012	483,281
	92,564,638	92,709,802
Liabilities

Current liabilities
Accounts payable and accrued liabilities	419,592	523,984
	419,592	523,984
Shareholders’ equity

Share capital (note 10(a))	106,630,256	106,140,836
Contributed surplus	22,615,759	21,950,949
Accumulated other comprehensive income	4,194,260	3,723,746
Deficit	(41,295,229)	(39,629,713)
	92,145,046	92,185,818
Total liabilities and equity	92,564,638	92,709,802

Commitments (note 15)
Subsequent event (note 18)

Approved by the Board of Directors:

(signed) Chan-Seng Lee	Director	(signed) George Lian	Director

The accompanying notes are an integral part of these consolidated financial statements.

Minco Silver Corporation
(A development stage enterprise)
Consolidated Statements of Operations and Net Loss
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

	2014	2013	2012
	$	$	$
Administrative expenses
Audit, legal and regulatory	246,236	328,194	444,825
Amortization	123,266	177,053	175,377
Consulting	226,390	68,633	236,355
Directors' fees	127,250	99,500	74,250
Field office expenses	686,418	563,576	467,366
Foreign exchange (gain) loss	(1,039,265)	(1,375,542)	166,997
Investor relations	15,350	175,225	292,544
Office administration expenses	205,984	185,053	152,924
Property investigation	169,852	72,665	-
Rent	356,736	290,930	310,538
Salaries and benefits	431,477	451,214	452,574
Share-based compensation (note 10(b))	750,226	2,393,720	2,792,280
Travel and transportation	36,956	28,777	30,641

Operating loss	(2,336,876)	(3,458,998)	(5,596,671)

Finance and other income (expenses)
Gain on loan settlement and break fee (note 13)	-	-	424,238
Interest income	980,945	806,038	865,478
Other expenses (note 12(a))	(309,585)	(334,073)	(369,595)
	671,360	471,965	920,121
Net loss for the year	(1,665,516)	(2,987,033)	(4,676,550)
Loss per share – basic and diluted	(0.03)	(0.05)	(0.08)

Weighted average number of common shares outstanding – basic and diluted	59,590,457	59,165,144	58,927,483

The accompanying notes are an integral part of these consolidated financial statements.

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

	2014	2013	2012
	$	$	$
Net loss for the year	(1,665,516)	(2,987,033)	(4,676,550)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Unrealized loss on investment (note 8)	(3,024,176)	-	-
Exchange differences on translation from functional to presentation currency	3,494,690	3,309,545	(327,801)

Comprehensive income (loss) for the year	(1,195,002)	322,512	(5,004,351)

The accompanying notes are an integral part of these consolidated financial statements.

MINCO SILVER CORPORATION
(A development stage enterprise)
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2014, 2013 and 2012

 (Expressed in Canadian dollars, unless otherwise stated)

	Changes in Shareholders’ Equity
	Number of Shares	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
		$	$	$	$	$
Balance - January 1, 2012	58,696,084	104,804,411	15,026,739	742,002	(31,966,130)	88,607,022

Net loss for the year	-	-	-	-	(4,676,550)	(4,676,550)
Other comprehensive loss	-	-	-	(327,801)	-	(327,801)
Share-based compensation	-	-	3,988,089	-	-	3,988,089
Proceeds on issuance of shares from exercise of options	345,334	864,815	(459,214)	-	-	405,601

Balance – December 31, 2012	59,041,418	105,669,226	18,555,614	414,201	(36,642,680)	87,996,361

Balance - January 1, 2013	59,041,418	105,669,226	18,555,614	414,201	(36,642,680)	87,996,361

Net loss for the year	-	-	-	-	(2,987,033)	(2,987,033)
Other comprehensive income	-	-	-	3,309,545	-	3,309,545
Share-based compensation	-	-	3,859,945	-	-	3,859,945
Issuance of shares for restricted share units	280,000	459,200	(459,200)	-	-	-
Proceeds on issuance of shares from exercise of options	6,667	12,410	(5,410)	-	-	7,000

Balance – December 31, 2013	59,328,085	106,140,836	21,950,949	3,723,746	(39,629,713)	92,185,818

Balance - January 1, 2014	59,328,085	106,140,836	21,950,949	3,723,746	(39,629,713)	92,185,818

Net loss for the year	-	-	-	-	(1,665,516)	(1,665,516)
Other comprehensive income	-	-	-	470,514	-	470,514
Share-based compensation	-	-	1,135,564	-	-	1,135,564
Issuance of shares for restricted share units	280,000	459,200	(459,200)	-	-	-
Proceeds on issuance of shares from exercise of options	23,333	30,220	(11,554)	-	-	18,666

Balance – December 31, 2014	59,631,418	106,630,256	22,615,759	4,194,260	(41,295,229)	92,145,046

The accompanying notes are an integral part of these consolidated financial statements.

MINCO SILVER CORPORATION
(A development stage enterprise)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

	2014	2013	2012
	$	$	$
Operating activities
Net loss for the year	(1,665,516)	(2,987,033)	(4,676,550)
Adjustments for:
Amortization	123,266	177,053	175,377
Foreign exchange (gain) loss	(1,038,828)	(1,377,671)	170,857
Gain on loan settlement and break fee (note 13)	-	-	(424,238)
Share-based compensation (note 10(b))	750,226	2,393,720	2,792,280

Changes in items of working capital:
Receivables	(57,907)	(122,736)	250,387
Prepaid expenses and deposits	257,126	1,530	2,306,939
Accounts payable and accrued liabilities	(115,171)	(9,625)	(19,497)
Due to (from) related parties (note 12)	(16,819)	(1,302,596)	1,016
Net cash generated from (used in) operating activities	(1,763,623)	(3,227,358)	576,571

Financing activities
Proceeds from stock option exercises	18,666	7,000	405,601
Net cash generated from financing activities	18,666	7,000	405,601

Investing activities
Development costs	(1,550,105)	(2,378,304)	(2,285,604)
Advances from related parties	-	(1,300,000)	(1,661,832)
Investments (note 8)	(13,889,316)	-	-
Proceeds on settlement of break fee (note 13)	-	-	693,968
Property, plant and equipment	(29,828)	(34,487)	(7,325)
Purchase of short-term investments	(14,430,923)	(11,326,456)	(2,478,966)
Redemption of short-term investments	18,683,677	17,216,279	-
Net cash generated from (used in) investing activities	(11,216,495)	2,177,032	(5,739,759)

Effect of exchange rates on cash	1,319,482	2,037,542	(230,267)

Increase (decrease) in cash and cash equivalents	(11,641,970)	994,216	(4,987,854)
Cash and cash equivalents - Beginning of year	23,580,514	22,586,298	27,574,152
Cash and cash equivalents - End of year	11,938,544	23,580,514	22,586,298

The accompanying notes are an integral part of these consolidated financial statements.

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

1.	General information

Minco Silver Corporation (“Minco Silver” or the “Company”) is a development stage enterprise, engaged in exploring, evaluating and developing precious metals mineral properties and projects. Minco Silver was incorporated on August 20, 2004 under the laws of British Columbia, Canada and its Common Shares are listed on the Toronto Stock Exchange (“TSX”) and trades under the symbol “MSV”. The Company’s registered office is 2772 – 1055 West Georgia Street, Vancouver, British Columbia, Canada.

As at December 31, 2014, Minco Gold Corporation (“Minco Gold”) owned a 18.45% (December 31, 2013 – 21.91%) equity interest in Minco Silver.

2.	Basis of preparation

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved by the board of directors for issue on March 27, 2015.

3.	Summary of significant accounting policies

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

Information about subsidiaries:

Name	Principal activities (ownership interest)	Country of Incorporation
Minco Silver Ltd.	Holding company (100%)	British Virgin Island
Minco Yinyuan	Treasury company (100%)	China
Minco HK	Holding company (100%)	China
Foshan Minco	Exploring, evaluating and developing mineral properties (90%)	China
Zhongjia	Service company (90%)	China

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

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

The financial statements of the Company’s Chinese subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

·	Assets and liabilities – at the closing rate at the date of the statement of financial position

·	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation of actual rates)

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
For the years ended December 31, 2014, 2013 and 2012

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

(ii) Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash and cash equivalents, short-term investments, receivables, and deposits and amounts due from related parties.

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

(iii) Available-for-sale financial assets: Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other categories.

Available-for-sale assets are initially recorded at fair value plus transaction costs, and are subsequently carried at fair value. All unrealized gains and losses arising from changes in the fair value of assets classified as available-for-sale are recognized directly in other comprehensive income, except for unrealized foreign exchange gains or losses on monetary financial assets and impairment losses which are recognized in the consolidated statement of operations. Any reversal of a previously recognized impairment loss on a non-monetary asset is recognized directly in other comprehensive income. Realized gains and losses from the derecognition of available-for-sale assets are recognized in the consolidated statement of operations in the period derecognized with any unrealized gains or losses being recycled from other comprehensive income.

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

3.	Summary of significant accounting policies (continued)

Investments in common shares held are classified as available-for-sale financial asset, as these are held for strategic purposes and provides a more meaningful presentation based on management’s intention, rather than reflecting changes in fair value in net income. The investment purchases and sales are accounted for at trade date.

(iv) Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable and accrued liabilities and amounts due to related parties.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit or loss) is impaired.

The criteria used to determine if objective evidence of an impairment exists include:

(iv)	significant financial difficulty of the obligor;

(v)	delinquencies in interest and principal payments; and

(vi)	it becomes probable that the borrower will enter bankruptcy or other financial reorganization.

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
For the years ended December 31, 2014, 2013 and 2012

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
For the years ended December 31, 2014, 2013 and 2012

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
For the years ended December 31, 2014, 2013 and 2012

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

As at December 31, 2014 and 2013, the Company did not have any provision for restoration and rehabilitation.

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

Adoption of new accounting standard

Effective January 1, 2014, the Company adopted the following standard:

IFRIC 21 - Levies

This standard was issued on May 20, 2013 and provided guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The adoption of this standard did not have an impact on our consolidated financial statements.

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

3.	Summary of significant accounting policies (continued)

Accounting standards and amendments issued but not yet applied
IFRS 9, Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments: Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. The effective date of this new standard will be for periods beginning on or after January 1, 2018 with early adoption permitted. The Company has not yet assessed the impact of this standard or determined whether it will adopt earlier.

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

Management has assessed for impairment indicators on the Company’s mineral interest to determine whether the mineral interest might be impaired. Management has concluded that despite negative sentiments in the precious metals sector which contributed to the Company’s carrying amount of net assets exceeding its market capitalization, the Company plans to continue with its objective of developing the Fuwan Silver project.

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

4.	Critical accounting estimates and judgments (continued)

Investment

At each reporting date, we conduct a review to determine whether there are any indications of impairment. This determination requires significant judgment. In making this judgment, we evaluate, among other factors, the duration and extent to which the fair value of an investment is less than its cost.

If the decline in fair value below cost were significant or prolonged, we would recognize a loss, being the transfer of the accumulated fair value adjustments recognized in other comprehensive income on the impaired available-for-sale financial assets to the consolidated statement of operations.

Management has assessed for impairment indicators on the Company’s investment and has concluded that there was neither a prolonged nor a significant decline in the value of common shares held as of December 31, 2014.

5.	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and guaranteed investment certificates with initial maturities of less than three months.

	As at December 31, 2014	As at December 31, 2013
	$	$
Cash	10,127,337	15,796,733
Term deposits	1,811,207	7,783,781
	11,938,544	23,580,514

As at December 31, 2014, cash and cash equivalent of $2,451,024 (RMB 12,972,292) (December 31, 2013 - $9,825,935 (RMB 56,174,871)) remained in China. Under Chinese law, cash advanced to the Company’s Chinese subsidiaries as registered share capital is maintained in the subsidiaries’ registered capital bank account. Remittance of these funds back to Canada may require approvals by the relevant government authorities or designated banks in China or both. As at December 31, 2014, $6,984,988 (December 31, 2013 - $15,955,371) of the Company’s cash was held by Minco China in trust for the Company (note 12(a)).

6.	Short-term investments

As at December 31, 2014, short-term investments consist of cashable guaranteed investment certificates with one year to maturity. The yields on these investments were between 1.68% and 3.30%. As at December 31, 2014, short-term investments of $13,822,164 (RMB 73,155,186) (December 31, 2013 - $4,798,368 (RMB 27,432,269)) remained in China and Minco China held short-term investments of $6,223,938 in trust for the Company (note 12(a)).

As at December 31, 2013, short-term investments consist of cashable guaranteed investment certificates with one year to maturity. The yields on these investments were between 1.68% and 3.30%.

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

7.	Mineral interests

(a)	Fuwan Silver Deposit

Minco Silver, indirectly through Minco HK, has a 90% beneficial interest in Foshan Minco, the operating company and permit holder for the Fuwan project, subject to a 10% net profit interest held by GGB. There will be no distributions to or participation by GGB, until such time as Minco Silver’s investment in the project is recovered. GGB is not required to fund any expenditures related to the Fuwan project. The Exploration Permit for the Fuwan project is the Luoke-Jilinggang exploration permit, which expires on July 20, 2015. The Mining Area Permit, which covers approximately 0.79 sq. km, defines the mining limits of the Fuwan Silver Deposit and restricts the use of this land to mining activities was renewed and approved by MOLAR in March 2014. The renewed Mining Area Permit expires on April 10, 2016.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered agreements or transfers.

The following is a summary of project development costs capitalized to mineral interests from January 1, 2013 to December 31, 2014.

	2014	2013
	$	$

Opening Balance – January 1	27,369,966	21,012,566
Consulting fees	499,689	893,527
Salaries and benefits	340,509	277,050
Share-based compensation	385,338	1,466,225
Mining design costs	16,288	8,546
Mining license application	401,287	838,130
Environment impact assessment	12,872	78,120
Travel	63,801	84,704
Other development costs	210,263	188,577
Foreign exchange	2,321,814	2,522,521
Ending Balance – December 31	31,621,827	27,369,966

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

7.	Mineral interests (continued)

(b)	Fuwan Silver Belt

In 2005, the Company acquired three additional silver exploration permits on the Fuwan belt, referred to as the Guanhuatang Property, the Hecun Property and the Guyegang-Sanyatang Property. These permits are held by Minco China in trust for the Company. The Company has decided not to renew the Guanhuatang property permit, which expired on April 7, 2014. The Company has submitted the renewal application for the two remaining permits that were originally set to expire on April 7, 2014. The renewal applications are currently being processed by the Ministry of Land and Resources.

During the year ended December 31, 2014, the Company did not conduct any regional exploration activities on the Fuwan Silver Belt, except for maintaining the exploration permits.

(c)	Changkeng Silver Mineralization

Minco Gold has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to the Company. Minco Gold is responsible for all the costs related to the gold mineralization on the Changkeng Property; the Company is responsible for the costs related to the silver mineralization. The Changkeng exploration permit expires on September 10, 2015.

During the year ended December 31, 2014, the Company did not conduct any exploration activities at the Changkeng project, except for maintaining the exploration permit.

8.	Investments

Available for sale investments, as of and for the year ended December 31, 2014:

	Fair value	Net additions	Fair value adjustment	Fair value
	December 31, 2013	December 31, 2014	December 31, 2014	December 31, 2014
	$	$	$	$
Common shares in Gold Road Resources Limited	-	13,889,316	(3,024,176)	10,865,140
Total	-	13,889,316	(3,024,176)	10,865,140

During the year ended December 31, 2014, the Company acquired 47,719,423 common shares in Gold Road Resources Limited, a publicly listed resource company traded on the ASX at a cost of $13,889,316.

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

9.	Property, plant and equipment

	Leasehold improvements	Motor vehicles	Office equipment and furniture	Total
	$	$	$	$
Year ended December 31, 2013
At January 1, 2013	165,722	305,265	101,596	572,583
Addition	31,116	-	3,371	34,487
Depreciation	(106,138)	(43,467)	(27,448)	(177,053)
Exchange differences	10,130	32,641	10,493	53,264
At December 31, 2013	100,830	294,439	88,012	483,281

At December 31, 2013
Cost	405,294	477,283	323,102	1,205,679
Accumulated depreciation	(304,464)	(182,844)	(235,090)	(722,398)
Net book value	100,830	294,439	88,012	483,281

Year ended December 31, 2014
At January 1, 2014	100,830	294,439	88,012	483,281
Additions	-	-	29,829	29,829
Depreciation	(44,322)	(46,984)	(31,960)	(123,266)
Exchange differences	3,000	22,975	6,193	32,168
At December 31, 2014	59,508	270,430	92,074	422,012

At December 31, 2014
Cost	408,294	500,258	359,124	1,267,676
Accumulated depreciation	(348,786)	(229,828)	(267,050)	(845,664)
Net book value	59,508	270,430	92,074	422,012

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

10.	Share capital

(a)	Common Shares

Authorized: Unlimited number of common shares without par value.

(b)	Long-term Incentive Plan

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

During the year ended December 31, 2014, the Company granted stock options for 1,425,000 common shares to its directors, officers and employees at a weighted exercise price of $0.80 per share that vest over an 18-month period from the issuance date.

The Company recorded $953,626 of the option component of share-based compensation for the year ended December 31, 2014. Share-based compensation expense of $722,109 (2013 - $2,301,139, 2012 - $2,792,280) was recorded in the statement of operations and net loss and share-based compensation expense of $231,517 (2013 - $654,677, 2012 - $1,195,809) was capitalized to mineral interests.

A summary of the options outstanding is as follows:

	Number outstanding	Weighted average exercise price
		$

Balance, January 1, 2013	5,249,169	3.34

Granted	1,900,000	1.67
Exercised	(6,667)	1.05
Expired	(326,666)	2.58
Forfeited	(110,000)	2.60

Balance, December 31, 2013	6,705,836	2.92

Granted	1,425,000	0.80
Exercised	(23,333)	0.80
Expired	(375,000)	1.21
Forfeited	(1,254,668)	2.83

Balance, December 31, 2014	6,477,835	2.58

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

10.	Share capital (continued)

The weighted average share price on the day options were exercised was $1.01 (2013 - $1.99, 2012 - $2.04). As at December 31, 2014, there was $75,211 (2013 - $327,507) of total unrecognized compensation cost relating to unvested options.

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$

0.80-2.00	2,899,499	3.46	1.30	2,064,158	1.51
2.01-2.35	1,873,336	2.20	2.35	1,873,336	2.35
2.26-3.65	280,000	0.55	3.27	280,000	3.27
3.66-6.45	1,425,000	1.12	5.31	1,425,000	5.31
	6,477,835	2.45	2.57	5,642,494	2.83

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2014	2013	2012

Risk-free interest rate	1.21% - 1.69%	1.17%-1.76%	1.04%-1.58%
Dividend yield	0%	0%	0%
Volatility	71% - 76%	70% - 100%	72%-106%
Forfeiture rate	26%	26%	27%
Estimated expected lives	5 years	5 years	5 years

Option pricing models require the use of subjective estimates and assumptions including the expected stock price volatility. The stock price volatility is calculated based on the Company’s historical volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

10.	Share capital (continued)

Restricted Share Units, Performance Share Units

A summary of the RSUs outstanding is as follows:

	Number outstanding	Weighted average fair value
		$

Balance, January 1, 2013	-	-

Granted	560,0000	1.64
Exercised	(280,000)	1.64

Balance, December 31, 2013	280,000	1.64

Exercised	(280,000)	1.64

Balance, December 31, 2014	-	-

During the year ended December 31, 2013, the Company granted 560,000 RSUs to the Company’s CEO. RSU’s are equity – settled and measured based on the value of the Company’s share price at the date of grant and vest in tranches over a 12- month period from the date of grant. The weighted average grant date fair value of the RSU’s was $918,400. 280,000 RSUs vested on August 1, 2013, and the remaining 280,000 RSUs vested on February 1, 2014.

During the year ended December 31, 2014, the Company recorded $39,000 (2013 - $879,399) of share-based compensation for RSUs. Share-based compensation of $3,900 (2013 - $87,939) was recorded in the statement of operations and net loss and share-based compensation expense of $35,100 (2013 - $791,460) was capitalized to mineral properties.

A summary of the PSUs outstanding is as follows:

	Number outstanding	Weighted average fair value
		$

Balance, January 1, 2013	-	-

Granted	940,000	0.80

Balance, December 31, 2013	940,000	0.80

Forfeited	(55,000)	0.80

Balance, December 31, 2014	885,000	0.80

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

10.	Share capital (continued)

During the year ended December 31, 2013, the Company granted 940,000 performance share units to employees of the Company whereby 50% vests upon the Company receiving the final approval from Guangdong Provincial Government for the EIA report for the Fuwan Silver Project and the remaining 50% vests upon the completion of the Company’s obtaining the mining license issued by MOLAR in respect to the Fuwan Silver Project. The weighted average grant date fair value of the PSU’s was $0.80 per unit. In valuing the PSUs, the Company used a forfeiture rate of 26% and an expected life of 3 years.

During the year ended December 31, 2014, the Company recorded $142,938 (2013 - $24,730) of share-based compensation for PSUs. Share-based compensation of $24,217 (2013 - $4,641) was recorded in the statement of operations and net loss and share-based compensation expense of $118,721 (2013 - $20,089) was capitalized to mineral properties.

11.	Income taxes

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

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2014	2013	2012
	$	$	$
Loss before income taxes	(1,665,518)	(2,987,033)	(4,676,550)

Statutory income tax rate	26%	25.75%	25%

Expected tax recovery at statutory income tax rate	(433,035)	(769,161)	(1,169,138)
Non-deductible expenses and other items	(118,206)	835,061	(773,149)
Difference in tax rates	13,434	(264,146)	-
Change in deferred income tax asset not recognized	625,349	448,909	1,922,436
Foreign exchange	(87,542)	(250,663)	19,851
Income tax expense	-	-	-

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of unrecognized deferred income tax assets and liabilities at December 31, 2014 and 2013 are as follows:

	2014	2013
	$	$
Deferred income tax assets not recognized
Non-capital losses	2,605,758	2,155,465
Mineral interests	1,211,504	875,703
Investments	393,143	-
Other	220,319	381,063

	4,430,724	3,412,231

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

11.	Income taxes (continued)

The Company has non-capital losses carried forward for Canadian income tax purposes which expire as follows:

$
2029	1,620,017
2030	2,857,063
2031	1,880,258
2032	2,229,724
2034	1,221,023
9,808,085

12.	Related party transactions

(a)	Funding of Foshan Minco

The Company cannot invest directly in Foshan Minco as Foshan Minco is legally owned by Minco China. All funding supplied by the Company for exploration of the Fuwan Project must first go through Minco China via Minco Gold and Minco Resources to comply with Chinese law. In the normal course of business the Company uses trust agreements when providing cash, denominated in US dollars, to Minco China via Minco Gold and Minco Resources for the purpose of increasing the registered capital of Foshan Minco. Minco China is a registered entity in China and is classified as being a wholly foreign-owned entity and therefore can receive foreign investment. Foshan Minco is a Chinese company with registered capital denominated in RMB and therefore can only receive domestic investment from Minco China. Increases to the registered capital of Foshan Minco must be denominated in RMB.

During the year ended December 31, 2013, the Company advanced US $20 million to Minco China via Minco Resources and Minco Gold in accordance with a trust agreement signed on April 30, 2013 in which Minco Silver agreed to advance US $20 million to Minco China to increase Foshan Minco’s registered capital. Minco China will exchange these US funds into RMB.

Minco China is required to exchange the US dollars into RMB, before the money can be used to increase the registered capital of Foshan Minco. The exchange of US dollars into RMB requires approval from the State Administration of Foreign Exchange (“SAFE”). In order to obtain SAFE approval to effect the foreign currency exchange, Minco China, on behalf of Minco Silver has engaged a third party consultant to enter into purchase and sales transaction to exchange US dollars into RMB. During the year ended December 31, 2014, Minco China paid and accrued consultancy fees totaling RMB 139,632 ($25,063) (2013 – RMB 1,697,520 ($281,888), 2012- RMB 2,274,906 ($359,757)) due to a third party, who assisted in the completion of currency exchange of the US funds into RMB.

As at December 31, 2014, Minco China held US$ 11,352,188 ($11,642,168) (December 31, 2013 – US$ 12,526,138 ($13,399,210)) and RMB 39,513 ($7,466) (December 31, 2013 – RMB 14,613,570 ($2,556,161)) in trust for the Company.

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

12.	Related party transactions (continued)

(b)	Shared expenses

Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing and Vancouver.

Amounts due from related parties as at December 31, 2014 were $3,603,847 (December 31, 2013 – $3,584,387) and consisted of the following:

Amount due to Minco China as at December 31, 2014 of $35,102 (December 31, 2013 – $15,847) representing expenditures incurred by Minco China on behalf of Foshan Minco.

Amount due from Minco Gold as at December 31, 2014 of $3,638,949 (December 31, 2013 – $3,600,234) representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada, net of shared head office expenses.

The amounts due are unsecured, non-interest bearing and payable on demand. Minco Gold is a junior exploration company, consequently its ability to repay the loan is subject to the entity’s ability to raise funds. The liquidity position of Minco Gold may result in uncertainty as to the timing of repayment.

In the year ended December 31, 2014, the Company paid or accrued $124,833 (December 31, 2013 – $157,296, December 31, 2012 - $133,153) in respect of rent and $663,667 (December 31, 2013 – $617,044, December 31, 2012 - $563,879) in respect of shared head office expenses and administration costs to Minco Gold.

The above transactions are conducted in the normal course of business.

(c)	Key management compensation

In the years ended December 31, 2014, 2013 and 2012, the following compensation was paid to key management. Key management includes the Company’s directors and senior management. This compensation is included in development costs and administrative expenses.

	Years ended December 31,
	2014	2013	2012
	$	$	$
Cash remuneration	1,026,436	1,039,674	909,302
Share-based compensation	745,925	2,751,426	2,493,631
	1,772,361	3,791,100	3,402,933

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

13.	Settlement of Sterling loan receivable and break fee

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

14.	Geographical information

The Company’s business of exploration and development of mineral interest is considered as operating in one segment. The geographical division of the Company’s non-current assets is as follows:

Non-current assets by geography
		December 31, 2014
	Canada	China	Total
	$	$	$
Non-current assets	20,022	32,023,817	32,043,839

		December 31, 2013
	Canada	China	Total
	$	$	$
Non-current assets	22,193	27,831,054	27,853,247

15.	Commitments

(a)	The Company has commitments in respect of its portion of office leases in China and Canada, requiring minimum payments of $534,973, as follows:

$

2015	463,144
2016	41,598
2017	5,668
2018	5,668
2019 – 2022	18,894
534,972

(b)
The Company has commitments in respect of the Environmental Impact Assessment for the Fuwan Project and other various reports requiring payments of RMB 1.38 million (approximately $260,534). The payments are anticipated to continue through to 2015.

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

16.	Financial instruments and fair values

As explained in Note 3, financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of operations or comprehensive loss. Those categories are: fair value through profit or loss, loans and receivables, available-for-sale and other financial liabilities. The following table shows the carrying values of assets and liabilities for each of these categories at December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Loans and receivables	$	$
Cash and cash equivalents	11,938,544	23,580,514
Short-term investments	33,560,374	36,976,308
Receivables	370,903	291,778
Due from related parties	3,603,847	3,584,387
	49,473,668	64,432,987
Available-for-sale
Investments	10,865,140	-

	December 31, 2014	December 31, 2013
Other financial liabilities	$	$
Accounts payable and accrued liabilities	419,592	523,984

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

The Company’s available-for-sale investments are measured at fair value based on quoted market price. Accordingly, this item is included in Level 1 of the fair value hierarchy.

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
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

16.	Financial instruments and fair values (continued)

Due from related parties amounts are unsecured, non-interest bearing and payable on demand. Minco Gold is a junior exploration company. Its ability to repay the loan is subject to the entity’s ability to raise funds. This could cause uncertainty as to the timing of repayment.

Financial risk factors

The company’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. Risk management activities are carried out by management, who identifies and evaluates the financial risks.

Price risk

Financial instrument that expose the Company to price risk is the investment.

We hold common shares as an investment which is measured at fair value, being the closing price at the reporting date. We are exposed to changes in share prices which would result in gains and losses being recognized in total comprehensive income or loss. A +/- 10% in share prices would have a +/- $1.1 million impact on total comprehensive income or loss.

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

The Company does not hedge its exposure to currency fluctuations. The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$12.4 million monetary assets at year-end. This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a -/+ US$1.2 million impact on net loss.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are cash and cash equivalents and short-term investments.

The Company has completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a -/+ $0.5 million impact on net loss. This impact is primarily as a result of the Company holding short-term investments such as guaranteed investment certificates and as a result of the Company having cash invested in interest bearing accounts.

MINCO SILVER CORPORATION
(A development stage enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian dollars, unless otherwise stated)

16.	Financial instruments and fair values (continued)

Liquidity risk

Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Company’s board of directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements. As at December 31, 2014, the Company has a positive working capital of approximately $60.1 million and therefore has sufficient funds to meet its current operating and exploration and development obligations. However, the Company will require significant additional funds to complete its plans for the construction of the Fuwan project.

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

As at December 31, 2014, the Company does not have any long-term debt and has sufficient funds to meet its current operating and exploration and development obligations.

18.	Subsequent event

Subsequent to the year end, the Company disposed of 8,383,598 common shares of Gold Road Resources Limited for net proceeds of $3,035,855 resulting in a realized gain on disposal of $595,700.

SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this annual report on its behalf.

MINCO GOLD CORPORATION

By:	“Ken Z. Cai”
Ken Z. Cai, President

Date:	________________