Form 20-F
period 2015-12-31
MINCO GOLD CORP
filed 2016-04-01
CIK 1020825

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 20F

☐	REGISTRATION STATEMENT Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 20154

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

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

Jennifer Trevitt, Tel: (604) 688-8002 Ext. 107, Fax: (604) 688-8030, Suite 2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3R5

(Name, Telephone, Facsimile number and/or E-mail, and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares	NYSE MKT Equities, Toronto Stock Exchange, Frankfurt Stock Exchange
Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015: 50,581,381 common shares.

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

Yes ☐ No ☒

INTRODUCTION AND USE OF CERTAIN TERMS

Minco Gold Corporation (formerly "Minco Mining & Metals Corporation") is incorporated under the laws of the province of British Columbia, Canada. In this document, the terms "the Company", "we" our", "its" and "us" refer to Minco Gold Corporation and its consolidated (former) subsidiaries. Where required, the term "Minco Gold" refers to Minco Gold Corporation as a standalone entity. The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), and are presented in Canadian dollars ("$"). The Company files reports and other information with the Securities and Exchange Commission ("SEC"), located at 100 F St. NE, Washington, D.C. 20549. Copies of the Company’s filings with the SEC may be obtained by accessing the SEC’s website located at www.sec.gov. Further, the Company also files reports under Canadian securities regulatory requirements on the System for Electronic Data Analysis and Retrieval ("SEDAR"). Copies of the Company’s reports filed on SEDAR can be obtained by accessing SEDAR’s website at www.sedar.com. The principal executive office of the Company is located at Suite 2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3R5, Tel: 604-688-8002, Fax: 604-688-8030, email address info@mincomining.ca and website www.mincogold.com.

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

Forward-looking statements are included throughout this document and include, but are not limited to, statements with respect to: the Company’s future growth, results of operations, performance and business prospects, opportunities, future price of minerals and effects thereof, the estimation of mineral reserves and resources, the timing and amount of estimated capital expenditures, the realization of mineral reserve estimates, costs and timing of proposed activities, plans and budgets for and expected results of exploration timing of proposed activities, plans and budgets for and expected results of exploration activities, exploration and permitting time-lines, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligation and expenses, the availability of future acquisition opportunities and use of the proceeds from financing. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: the Company’s ability to acquire new mineral properties for the development into a profitable operation, our interest in our mineral properties may be challenged or impugned by third parties or governmental authorities; economic, political and social changes in China; uncertainties relating to the Chinese legal system; failure or delays in obtaining necessary approvals; exploration and development is a speculative business; the Company's inability to obtain additional funding for the Company's projects on satisfactory terms, or at all; hazardous risks incidental to exploration and test mining; the Company has limited experience in placing resource properties into production; government regulation; high levels of volatility in market prices; environmental hazards; currency exchange rates; the Company's ability to obtain mining licenses and permits in China; and the other risks and uncertainties set forth in more detail in the section of this Annual Report entitled "Item 3: Key Information – D. Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements containing forward looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All of the forward-looking statements contained in this document are expressly qualified, in their entirety, by this cautionary statement. The various risks to which we are exposed are described in additional detail in this document under the section entitled "Item 3: Key Information – D. Risk Factors". The forward-looking statements are made as of the date of this document and the Company undertakes no obligation to update forward looking statements if circumstances or management’s estimates or opinions should change, except as required by applicable law. Users of this Annual Report are cautioned not to place undue reliance on forward looking statements.

CAUTIONARY NOTE ON RESOURCE AND RESERVE ESTIMATES

As a reporting issuer in Canada, the Company is required by Canadian law to provide disclosure respecting its mineral interests in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Accordingly, readers are cautioned that the information contained in this Annual Report may not be comparable to similar information made public by U.S. companies under the United States federal securities laws and the rules and regulations thereunder. In particular, the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" as may be used herein are not defined in SEC Industry Guide 7, and are normally not permitted to be used in reports and registration statements filed with the SEC. Readers are cautioned not to assume that any part of or all mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part of or all of an inferred mineral resource exists, or is economically or legally minable.

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

TECHNICAL INFORMATION

This Annual Report contains information of a technical or scientific nature respecting the Company's mineral properties (the "Technical Information"). Technical Information is primarily derived from the documents referenced herein. All Technical Information which appears in this Annual Report has been reviewed and approved by Thomas Wayne Spilsbury, an independent director of Minco Silver Corporation (“Minco Silver”), a company in which the Company held an 18.45% equity interest as at December 31, 2015. Mr. Spilsbury is a Member of the Association of Professional Engineers and Geoscientists of British Columbia (P Geo), a Member of the Australian Institute of Geoscientists, a Fellow of the Australasian Institute of Mining and Metallurgy CP (Geo) and is a "qualified person", as defined in NI 43-101. Minco Silver operates quality assurance and quality control of sampling and analytical procedures.

CURRENCY

Unless otherwise indicated, all references in this document to "$" and "dollars" are to Canadian dollars, all references to "US$" and "US dollars" are to United States dollars and all references to "RMB" are to the Chinese Renminbi.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise stated, all financial information presented herein has been derived from financial statements prepared in accordance with IFRS as issued by the IASB.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

PART I

Item 1.      Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.      Offer Statistics and Expected Timetable

Not Applicable.

Item 3.      Key Information

A.	SELECTED FINANCIAL DATA

The following selected financial information for the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011 is derived from the audited financial statements of the Company and the notes thereto, which are prepared in accordance with IFRS as issued by IASB, and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5: Operating and Financial Review and Prospects" and “Item 18: Financial Statements”

The selected financial data and the information of the Company in the following table as at December 31, 2015, and 2014 and for the three years ended December 31, 2015 was derived from the audited consolidated financial statements presented in this Form 20-F. The selected financial data and the information of the Company as at December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 in the following table was derived from audited consolidated financial statements of the Company which are not presented in this form 20-F.

		Fiscal Year ended December 31,
	2015	2014	2013	2012	2011
	$	$	$	$	$
Operations
Exploration expense	793,081	1,177,817	1,550,251	1,617,289	1,963,874
Exploration recovery	-	-	(622,293)	-	-
Operating loss	2,115,169	3,026,755	3,662,049	4,444,854	6,275,689
Finance and other income (expense)	16,436,125	(4,471,039)	1,452,290	614,636	(128,474)
Income (loss) from continuing operations	14,320,556	(7,497,794)	(2,943,305)	(4,871,432)	862,446
Income from discontinued operations	-	-	-	-	-
Net income (loss)	14,320,556	(7,497,794)	(2,943,305)	(4,871,432)	862,446
Income (loss) per Common share from continuing operations
-basic and diluted	0.28	(0.15)	(0.06)	(0.10)	0.02
Net income (loss) per Common share (basic and diluted)	0.28	(0.15)	(0.06)	(0.10)	0.02
Common shares used in calculations
Basic	50,566,749	50,488,078	50,348,215	50,348,215	50,228,592
Diluted	50,566,749	50,488,078	50,348,215	50,348,215	51,580,329

Consolidated Balance Sheet Data
Total assets	16,521,288	9,405,439	16,246,355	19,171,997	22,176,773
Total liabilities	566,852	4,502,225	4,304,484	8,707,332	7,715,102
Non-controlling interest	-	4,988,512	5,124,196	2,425,368	2,415,029
Net assets	15,954,436	4,903,214	11,941,871	10,464,665	14,461,671
Share capital	41,911,823	41,882,757	41,758,037	41,758,037	41,758,037
Dividends	0	0	0	0	0

Exchange Rates

The following table sets forth information as to the average, period end, high and low exchange rate for Canadian dollars and US dollars for the periods indicated based on the Bank of Canada nominal noon exchange rates (USD to CAD) in Canadian dollars (US$1.00 = $1.30 as at March 30, 2016).

Year Ended December 31	Average	Period End	High	Low
2015	1.2787	1.3840	1.3390	1.1728
2014	1.1045	1.1601	1.1643	1.0614
2013	1.0299	1.0636	1.0697	0.9839
2012	0.9996	0.9949	1.0418	0.9710
2011	0.9891	1.0162	1.0604	0.9449

Month	Average	Period End	High	Low
February 2016	1.3796	1.3523	1.4040	1.3523
January 2016	1.4223	1.4080	1.4589	1.3969
December 2015	1.3705	1.3840	1.3999	1.3360
November 2015	1.3280	1.3333	1.3360	1.3095
October 2015	1.3073	1.3083	1.3242	1.2904
September 2015	1.3277	1.3394	1.3414	1.3148

B.	Capitalization and indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

China Political and Economic Considerations

The business operations of the Company will be located in, and the revenues of the Company derived from activities in, China. The Company sold all of its interest in the Changkeng property to Minco Silver in July 2015 and is currently searching for projects with merit. The Company still has two mineral interests in China, which are held in trust by Minco China for the Company (more details are available in the Business Overview section). Accordingly, the business, financial condition and results of operations of the Company may be affected by economic, political and social changes in China. The Company is looking for acquisition of mineral properties in areas out of China. The Company’s future financial conditions and results of operations may be affect by economic, political and social changes in those areas too.

The economy of China has traditionally been a planned economy, subject to five-year and annual plans adopted by the state, which set national economic development goals. Since 1978, China has been moving the economy from a planned economy to a more open, market-oriented system. The economic development of China is following a model of a market economy under socialism. Under this direction, it is expected that China will continue to strengthen its economic and trading relationships with foreign countries, and that business development in China will follow market forces and the rules of market economics.

However, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies. In addition, there is no guarantee that a major turnover of senior political decision makers will not occur, or that the existing economic policy of China will not be changed. A change in policies by China could adversely affect the Company's interests in China by changing laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports and sources of supplies or the expropriation of private enterprises. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of companies engaged in mineral resource exploration and development, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Companies with a foreign ownership component operating in China may be required to work within a framework which is different to that imposed on domestic Chinese companies. The Chinese government is opening up opportunities for foreign investment in mining projects and this process is expected to continue. However, if the Chinese government should reverse this trend and impose greater restrictions on foreign companies, the Company's business and future earnings could be negatively affected.

Chinese Legal System and Enforcement

Material agreements to which the Company or Minco Silver are party with respect to mining assets in China are governed by Chinese law and some may be with Chinese governmental entities. The Chinese legal system embodies uncertainties that could limit the legal protection available to the Company and its shareholders. The outcome of any litigation may be more uncertain than usual because: (i) the experience of Chinese judiciary in the industry in which we operate is relatively limited, and (ii) the interpretation of Chinese laws may be subject to policy changes reflecting domestic political changes. The laws that do exist are relatively recent and their interpretation and enforcement involve uncertainties, which could limit the available legal protections. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws or to obtain enforcement of judgments by a court of another jurisdiction, which could have a material adverse impact on the Company. Many tax rules are not published in China, and those that are published can be ambiguous and contradictory, leaving a considerable amount of discretion to local tax authorities. China currently offers tax and other preferential incentives to encourage foreign investment. However, the tax regime of China is undergoing review and there is no assurance that such tax and other incentives will continue to be available. There is also no guarantee that the pursuit of economic reforms by the Government will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions and changes in state policies affecting the mining industry may have a negative effect on our operating results and financial condition.

Government Regulation of Mineral Resources and Ownership

Ownership of land in China remains with the State, and the State, at the national, regional and local levels, is extensively involved in the regulation of exploration and mining activities. Transfers and issuances of exploration and mining rights are also subject to governmental approval. Failure or delays in obtaining necessary approvals could have a material adverse effect on the financial condition and results of operations of the Company. Nearly all mining projects in China require government approval. There can be no certainty that any such approvals will be granted (directly or indirectly) to the Company in a timely manner, or at all.

Exploration and Development is a Speculative Business

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, the availability of mining equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital. The long-term profitability of the Company's operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. If our exploration costs are greater than anticipated, we will have fewer funds for our exploration activities and for our general and administrative expenses, which in turn will adversely affect our financial condition and ability to pursue our exploration programs. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations, that commercially viable mineral deposits exist on our properties or that funds required for development can be obtained on a timely basis.

Future Financing

There is no assurance that additional funding will be available to the Company for further exploration and development of its current and future projects in order for the Company to achieve its long-term objectives. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company's projects with the possible loss of such properties.

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

In addition, the Interim Chief Financial Officer and the Corporate Secretary and the Director of Corporate Affairs of the Company are also the Interim Chief Financial Officer and the Corporate Secretary and the Director of Corporate Affairs for Minco Silver and Minco Base Metals as well. Any decision made by such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors or officers may have a conflict of interest. Nevertheless, there remains the possibility that the best interests of the Company will not be served because its directors and officers have other commitments. Matters between the Company and Minco Silver which put any of the directors or officers of the Company in a position of conflict are approved by the audit committee of the Board, which is comprised solely of independent directors.

In addition to the potential conflicts described above, some of the directors and officers of the Company are also directors or officers of other reporting and non-reporting issuers who are engaged in other industry sectors. Accordingly, conflicts of interest may arise which could influence the decisions or actions of directors or officers acting on behalf of the Company.

Scope of Business

In China, companies are granted a business license which specifies the scope of activities that they are permitted to undertake.  The Company still has two mineral interests in China, which are held in trust by Minco China for the Company Although Minco China has taken steps to ensure that all of its business activities are within the scope of its business license, there is no assurance that the relevant Chinese authorities will agree with such assessment.  If Minco China is determined to have exceeded the scope of its business license, it could be subject to penalties or other sanctions.

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

Currency Exchange Rates

Historically, the Company has maintained its accounts in Canadian dollar and RMB denominations. During the year ended December 31, 2015, the Company disposed of all of its operating subsidiaries located in China. As a result, the Company’s cash balance as at December 31, 2015 was comprised of only United States dollars and Canadian dollars. The Company is actively looking for new business opportunities and precious metal assets with merit around the world. The Company is subject to foreign currency fluctuations, which may affect its financial position and operating results if the Company acquires new business opportunities that are operated in a currency other than the Canadian dollar. The Company does not currently have a formal hedging program to mitigate foreign currency exchange risks.

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

Fluctuating Mineral Prices

Factors beyond the control of the Company may affect the marketability of metals discovered, if any. Metal prices have fluctuated widely, particularly in recent years. The effect of these factors cannot be predicted. Fluctuations in the price of precious metal may also adversely affect our ability to obtain future financing to fund our planned exploration programs.

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

Terrorist or Cyber-Attacks

Terrorist attacks and threats, cyber-attacks, escalation of military activity or acts of war may have significant effects on general economic conditions and market liquidity, each of which could materially and adversely affect the Company’s business. Future terrorist or cyber-attacks, rumors or threats of war, actual conflicts involving the United States, Canada or their respective allies, or military or trade disruptions may significantly affect the Company’s operations. The Company does not maintain specialized insurance for possible liability resulting from a cyber-attack on its assets that may impact the Company’s business. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on the Company’s business, financial condition and results of operations.

Item 4.      Information on the company

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Name, Address and Incorporation

Minco Gold was incorporated under the Business Corporations Act (British Columbia) on November 5, 1982, under the name "Caprock Energy Ltd." The Company changed its name to "Minco Gold Corporation" on January 29, 2007. As at December 31, 2015, the Company did not have subsidiaries, and had a 18.45% equity interest in Minco Silver. See "Item C: Organizational Structure".

The principal executive office and registered office of the Company is located at Suite 2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3R5, telephone number 604-688-8002, fax number 604-688-8030 and email address info@mincomining.ca. The Company's shares trade on the Toronto Stock Exchange (the "TSX") under the trading symbol "MMM". The Company began trading on the NYSE MKT on November 22, 2005 under the trading symbol "MMK". On February 1, 2007, the trading symbol on the NYSE MKT was changed from "MMK" to "MGH". The Company began trading on the Frankfurt Stock Exchange on May 9, 2007 under the trading symbol "MI5".

B.	BUSINESS OVERVIEW

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2015, 2014 and 2013. Since the signing of the Company's first co-operation agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China. Over the years, the Company has established strong ties with Chinese governmental bureaus and also with Chinese mining enterprises. The Company's senior management has in-depth experience with the intricacies of Chinese mining laws, permitting and licensing procedures.

On May 22, 2015, the Company entered into the share purchase agreement (the “SPA”) with Minco Silver and Minco Silver’s wholly-owned subsidiary, Minco Resources Limited (“Minco Resources”). Pursuant to the SPA, the Company sold all of its shares in Minco Resources, which holds Minco China. Minco China owns certain subsidiaries including Yuanling Minco Mining Ltd. ("Yuanling Minco"), Tibet Minco Mining Co. Ltd. ("Tibet Minco"), Huanihua Tiancheng Mining Ltd. ("Huanihua Tiancheng"), legal ownership of Foshan Minco Mining Co. Ltd. (“Foshan Minco”) and a 51% interest in Guangzhou Mingzhong Mining Co., Ltd. ("Mingzhong"), which owns the Changkeng Gold Project (the “Disposition”)

Three assets previously owned by Minco Resources have been excluded and are retained by the Company, namely the Longnan Property, the Gold Bull Mountain Property and the contingent receivable from a legal settlement with 208 Team (as defined herein) (collectively, the “Retained Assets”). The aggregate purchase price for the Disposition was $13,716,397, net of other adjustments of $15,863. In accordance with the SPA, $3,700,000 was used to repay the amounts due from the Company to Minco Silver. The Disposition was completed on July 31, 2015 and the Company has received the purchase proceeds from Minco Silver.

As the Company does not have a subsidiary in China, the Company has entered into a trust agreement with Minco Silver and Minco China, whereby Minco China holds the Retained Assets in trust for the Company (the “MC Trust Arrangement”).

After completion of the Disposition, the Company intends to use the proceeds from the sale of its subsidiaries to pursue strategic mineral acquisitions, joint ventures or other transactions outside of China while continuing to evaluate its current remaining Retained Assets and business activities in China.

At present, the Company is an exploration-stage company and further exploration will be required on its properties before final evaluations as to commercial feasibility can be determined. None of the mineral properties owned by the Company have known reserves, and none of such properties are in commercial development or production stage. No assurance can be given that any of the Company's properties will become commercially viable. The Company has not generated cash flows from operations. These facts increase the uncertainty and risks faced by investors in the Company. See "Item 3: Key Information – D. Risk Factors".

Overview for 2015

Changkeng Property – The Company completed the sale of the Changkeng Property to Minco Silver in July 2015. The Company did not conduct any exploration activities in the past three years for the Changkeng Property, other than as required to maintain the exploration permit.

Longnan Property - This is the first component of the Retained Assets held by the Company after completion of the Disposition. Minco China is holding nine exploration permits in the trust for the Company in the Longnan region, which is within the southwest Qinling Gold field that is in the southern Gansu Province in China. The Longnan Property consists of three projects according to their geographic distribution, type and potential of mineralization.

Yejiaba:	Includes four exploration permits along a regional structural belt parallel to the Yangshan gold belt. There is potential in this area for polymetallic mineralization (gold-silver-iron-lead-zinc). The Company completed the NI 43-101 compliant technical report (refer to above) on Yejiaba Project, a copy of which is available on SEDAR.

Yangshan:	Includes four remaining exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area.

Xicheng East: Includes one exploration permit for the east extension of the Xicheng Pb-Zn mineralization belt. There is potential in this area for polymetallic mineralization (gold-silver-lead-zinc).

Gold Bull Mountain Property– This is the second component of the Retained Asset. The Company did not conduct any exploration activities during 2015. The Company is considering various options, including, but not limited to, the disposition of this property.

Equity Investment in Minco Silver - as at December 31, 2015, the Company held a 18.45% equity interest in Minco Silver, a publicly traded company listed on the TSX under the symbol “MSV”.

As at December 31, 2015, management evaluated its equity investment in Minco Silver for indications that the impairment loss that had been recognized in the first quarter of fiscal 2015 either no longer existed or had decreased. The company concluded that due to the positive developments in Minco Silver, which included the acquisition of Minco Resources and the related activities associated with the Changkeng project, accompanied by a corresponding increase in the market value of Minco Silver’s share price, that there were indicators that impairment loss had reversed. As a result, management estimated the recoverable amount and reversed the previously recognized impairment.

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

As at the date of this Annual Report and as at December 31, 2015, the Company does not have any subsidiaries. The Company holds its mineral properties in China through Minco China by the MC Trust Arrangement discussed above.

D.	DESCRIPTION OF PROPERTIES

The following discussion summarizes information regarding the properties that Minco Gold holds.

I.	LONGNAN PROPERTIES

LOCATION

The Longnan project is the first component of the Retained Assets. The properties are located at the southern part of Gansu province, 30km north-east from Longnan (Wudu) City and 250km south-west from the nearest railway station and the airport in Tienshui city. The area is connected with the provincial center Lanzhou and major cities with paved roads. A new highway and a railway are under construction to connect Longnan City with Chengdu and Lanzhou. Construction is expected to be completed in 2015. The project area lies in the transition area of China's steppes with the Southern Gansu Plateau in the west, Sichuan Basin in the south, Qinling Mountains and Hanzhong Basin in the east, as well as the Loess Plateau in the north. The terrain is higher in the northwest and lower in the southeast. High Peneplenized Mountains and deep valleys interweave with hills and basins. Elevations vary from 1900m to 2600m above sea level. Longnan area has a temperate, monsoon-influenced semi-arid climate with chilly winters and hot, moderately humid summers. Due to the protected valley location and the southerly location within the province, the area is one of the warmest in Gansu, with annual temperatures ranging from 10 to 15 °C (50 to 59 °F). The annual precipitation is 400 to 1000 mm, while there are between 160 to 280 frost free days and the annual mean sunshine total is 1,850 sunlight hours. Rainfall tends to be greatest during the summer.

The population of Longnan district is 540,000 (estimated in 2004). The area surrounding the Yejiaba Project is sparsely populated by people in small scattered villages. Labor is available locally. The area is rich with building materials. To the Company’s knowledge, no formal exploration work had previously been undertaken on the Longnan Project.

Geological Map of Longnan District

103°
105°
107°
109°
35°
34°
33°
32°
40Km
North China Craton
XICHENG EAST PROJECT
Dashui
Liba
Baoji
Xi'an
Lixian
Baguamiao
Shangdan suture
Maqu
Fengxian
YEJIABA PROJECT
Ma'anqiao
Lueyang
Zhenan
Mianlue suture
YANGSHAN PROJECT
Mianxian
Yangshan
Wenxian
Aba-Heishui Fault
Songpangou
Longmenshan Fault
South China Craton
North Qingling Terrane Early Paleozoic arc complex
South Qingling Terrane Middle Paleozoic arc flysch
Songpan-Ganzi Basin Triassic sediments, graywacke and slate
Cambrian-Ordovician slate carbonaceous sediments
Suture zones
Qilian Orogen, Early Paleozoic meta-basalt intermediate-acid volcanics and meta-clastic rocks
Gold deposits, size corresponding to the resource
Boundary between West and East Qinling Domains
Fault
Major city
Beijing
Xi'an
A
N
Qilian Orogen
Luonan-Luanchuan fault
North China Craton
West Qinling Domain
Baoji-Tianshui Fault
Xi'an
South Qinling Terrane
North Qinling Terrane
Fengxian-Zhenan Thrust
Shangdan suture
East Qinling Domain
Mianlue suture
Songpan-Ganzi Basin
South China Craton

OWNERSHIP

The focus of the Company's activities has been the exploration of its projects in the Longnan region, in particular the Yejiaba Project. Minco China, the Company’s former wholly-owned subsidiary, held nine exploration permits in the Longnan region in the south of Gansu Province in China. The Longnan region consists of three projects according to their geographic distribution, type and potential of mineralization within the southwest Qinling gold field.

Yejiaba: Includes four exploration permits along a regional structural belt parallel to the Yangshan gold belt. There is potential in this area for polymetallic mineralization (gold-silver-iron-lead-zinc). The Company completed a NI 43-101 compliant technical report on Yejiaba titled "Independent Technical Report on the Yejiaba Gold – Polymetallic Project – Gansu Province, P.R. China", prepared by Calvin R. Herron, P. Geo. Ontario, a consultant to the Company and a qualified person for the purposes of NI-43-101, dated effective April 29, 2012 and which has been filed on SEDAR. This report summarizes the work conducted on the Yejiaba project to April 2012 and includes independently verified sampling.

Yangshan: Includes four exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area. The primary potential in this area is for gold.

Xicheng East: Includes one exploration permit for the east extension of the Xicheng Pb-Zn mineralization belt. There is potential in this area for polymetallic mineralization (gold-silver-lead-zinc).

The Company renewed the above exploration permits, which expire on March 30, 2017.

On December 13, 2013, Minco China entered into an agreement with Gansu Yuandong Investment Co., Ltd (“YDIC”) pursuant to which Minco China agreed to sell two exploration permits in the Xicheng East and Yangshan area to YDIC for RMB 800,000 ($140,000). The process of transferring title to the two permits to YDIC is pending approval by Gansu Province and the proceeds from this sale have not been received as of the date of this report.

On December 26, 2014, Minco China entered into an agreement with Beijing Runlong Investment Limited Company (“Beijing Runlong”) in which Minco China agreed to sell four exploration permits in the Yangshan area to Beijing Runlong for total cash proceeds of RMB 3,200,000 ($604,618).

Beijing Runlong must make the following payments to Minco China:

i)	5% of the total cash proceeds within 20 working days from the date of signing the agreement;

ii)	45% of the total cash proceeds upon receiving the approval of the transfer from the Provincial land and resources administrative authority, before submitting to MOLAR; and
iii)	50% of the total cash proceeds within 5 days upon receiving the approved exploration rights license.

The process of transferring title to the four permits to Beijing Runlong is pending approval by Gansu province and the proceeds from this sale have not been received as of the date of this report. The Company did not record a receivable due to the uncertainty of collection and is actively following up with collection through Minco China.

EXPLORATION ACTIVITIES

Yejiaba Project

The Yejiaba Project is located along the collisional boundary separating the Huabei and Yangtze Precambrian cratons. This major east-west trending collision zone has localized a number of large gold and polymetallic deposits within a geologic province that is often referred to as the Qinling Orogenic Belt. Gold and polymetallic mineralization on the Company’s lease package is generally hosted in Silurian-Devonian, thin-bedded limestone interbedded with phyllite. Mineralization is associated with shears and quartz veins, with higher grades typically found along sheared contacts separating massive limestone from the thin-bedded limestone and phyllite unit. Granite porphyry and quartz diorite dykes tend to be spatially associated with mineralization. Alteration accompanying mineralization consists of weak silicification and pyritization with carbonate veining and secondary carbon. Small quartz veinlets are noted in several places. Associated metals consist of silver, lead, antimony and arsenic.

Semi-regional geochemical anomalies were first delineated by the Company in 2005, extending 10 km along a hydrothermally altered zone that follows a northeast trending thrust and regional unconformity.

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

Sampling and assaying

The channel samples taken in the trenches are generally 10 cm wide, 5 cm deep lengths are typically 1m but can be slightly longer or shorter to match geological boundaries. Only significant channel sample results are reported below, where composited gold grades are over 0.50 g/t. Reported composites may comprise individual samples with gold assays lower than 0.5g/t if it is deemed that the geology and mineralization is continuous over the interval. Channel sample intervals may not necessarily represent true thickness of the mineralization. Sample preparation was performed by SGS-Tianjin, an independent laboratory, at their laboratory in Xian, China. SGS-Tianjin holds ISO 9001:2008 and ISO/IEC 17025:2005 accreditations. Pulps are then analyzed at the SGS-Tianjin assay facility in Tianjin, China. Sample quality assurance and quality control methods consisted of insertion of blank and duplicates in the field (one in twenty samples), while SGS-Tianjin inserted analytical duplicates and reference standards into the sample stream at their laboratory.

Baimashi North Target

The Company’s 2014 exploration program at its Yejiaba Gold Project in southern Gansu Province was concluded on January 1, 2015. Starting in July 2014, four diamond holes were drilled for a total of 870.35m within the Baimashi North Target, testing an area of widespread artisanal mining activity that displayed favorable potential for hosting a bulk-tonnage, low grade gold system. This scout drilling program evaluated a variety of Au-As geochemical anomalies and Au-bearing structures identified by Minco’s 2013/2014 surface and underground sampling within an area measuring 1000m long by 500m wide. As of the date hereof, assays received from SGS Tianjin for the first three drill holes plus the upper half of the fourth hole are presented below. The bottom half of the fourth hole is still being processed.

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

The first hole at BMS-14-004 hosts the best gold results, with several stretches of low-grade mineralization punctuated by a high-grade vein (0.8m @ 6.948 g/t) hit at 192m. The gold mineralization seen in our holes did not have the higher gold grades at depth that we hoped to encounter, which greatly diminished the potential for a bulk tonnage deposit within North Baimashi target. Potential exists for low-tonnage, vein-type mineralization of moderate grade (2.5g/t to 7g/t) along narrow (generally <1m thick), high-angle shears and dike contacts. Such potential grade is conceptual in nature, there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource. These targets may be of interest to small mine operators.

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

Figure1. Outline of Baimashi North Gold Mineralization Zone relative to soil samples results

18,498,500 mE
18,499,000 mE
Soil sample Au > 0.5 ppm
Soil sample Au 0.1-0.5 ppm
Soil sample Au 0.02-0.1 ppm
Soil sample Au <0.02 ppm
0 100 200
meters
N
3,722,000 mN
3,722,000 mN
Baimashi North Thrust Fault
Rock Gold Mineralization Zone
18,498,500 mE
18,499,000 mE

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

18,498,500 mE
18,499,000 mE
Syenite dike
Diabase dike
Lamprophyre dike
Mineralized vein
Thrust fault
Rock Samples
Au > 10ppm
Au 1 - 10ppm
Au 0.1 - 1ppm
Au < 0.1ppm
N
Q4
MLs
TLs
3,722,000 mN
Baimashi North Thrust
Rock Gold Mineralization Zone
0
100
200
meters

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

The 247 rock samples collected within the Rock Gold Mineralization Zone range from 0.005 to 47.115ppm Au and average 1.49ppm, which is a potentially economic grade for an open-pit operation if this grade can be maintained at depth. Such potential grade is conceptual in nature, there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource. A rough analysis of the rock sample data is presented in Table 2, where a high percentage of samples (39%) returned gold values exceeding 0.5 g/t, while 68% returned in excess of 0.1 g/t. Six samples included in the >3.0 ppm Au category in Table 3 exceed 10ppm Au. If these six high-grade samples are excluded, the overall average grade drops to 1.00ppm, which illustrates the weight carried by high-grade numbers in this zone.

Table 3. Summary of rock chip sample results (excludes dumps)
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

Yangshan and Xicheng East

During 2015, the Company did not conduct any exploration activities on these two projects except as required to maintain the exploration permits in respect of such projects.

II.	TUGURIGE GOLD PROJECT

On December 16, 2010, Minco China entered into a joint venture agreement (the "JV Agreement") with 208 Team, a subsidiary of China National Nuclear Corporation, to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China. 208 Team did not comply with certain of its obligations under the JV Agreement. As a result, Minco China commenced legal action in China seeking compensation.

On March 25, 2013, Minco China settled its claim against 208 Team relating to the JV Agreement for RMB 14 million ($2.4 million). The Company received RMB 5 million ($801,395) during 2013 and RMB 4 million ($699,688) in 2014.

As at December 31, 2015, the remaining RMB 5 million ($1,014,734) balance due under the legal settlement had not been received. The Company has not recognized the receivable due to the uncertainty of collection. Any amounts that may be recovered in the future belong to the Company as it is the third component of the Retained Assets as discussed above. Minco China, which is no longer a wholly-owned consolidated subsidiary of Minco Gold, advises that they have recommenced legal action in China seeking compensation.

III.	GOLD BULL MOUNTAIN PROPERTY

This is the second component of the Retained Assets. The Company has not conducted exploration activities since 2008. The Company is assessing different options including the disposition of the property.

Item 4A      Unresoloved Staff Comments

There are no unresolved comments between the Company and the staff of the SEC’s Division of Corporation Finance.

Item 5      Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the financial years ended December 31, 2015, 2014 and 2013 should be read in conjunction with the Company's consolidated financial statements and the related notes.

A.	OPERATING RESULTS

General

The Company is in the exploration stage and had no operating revenue during the years ended December 31, 2015, 2014 and 2013. Since the signing of the Company’s first co-operative agreement in China in 1995, the Company has been active in mineral exploration, property evaluation and acquisition in China and plans to acquire a portfolio of precious metals properties in areas out of China

Results of Operations

For the years ended December 31, 2015 and 2014

Net income for the year ended December 31, 2015 was $14,320,556 (earnings of $0.28 per share) compared to a net loss of $7,497,794 (loss of $0.15 per share) for the comparative period in 2014. The increase during the year was mainly due to the gain of $15,060,170 on the sale of Minco Resources (2014 - $Nil) and share of gain from its equity-accounted for investment in Minco Silver (2014 – share of loss of $321,972), partially offset by having exploration expense of $793,081(2014 - $1,177,817) and administrative expenses of $1,322,484 (2014 - $1,848,938)

The Company’s administrative expenses in 2015 decreased by $526,450 as compared to 2014, which was mainly due to a decrease in share-based compensation of $217,340 (which depends on timing of the grant and vesting of stock options) and an increase in foreign exchange gain of $226,470 (which depends on the fluctuation of foreign exchange of Canadian dollar against RMB and US$).

For the years ended December 31, 2014 and 2013

The net loss for the year ended December 31, 2014 was $7,497,794 (loss of $0.15 per share) compared to a net loss of $2,943,305 (loss of $0.06 per share) for the comparative period of 2013. The increase in net loss during the year was mainly due to the impairment recorded on the equity investment in Minco Silver of $4,205,816 and the loss on the partial disposal of investment in Minco Silver of $399,536 recorded in 2014. The net loss for the year ended December 31, 2013 included a gain of $1.34 million on a legal settlement with 208 Team and also an exploration costs recovery of $622,293 received by Mingzhong.

The Company’s administrative expenses in 2014 were $1,848,938, compared to $2,734,091 in the comparative period in 2013. The decrease was mainly due to a decrease in share-based compensation.

Exploration costs

The following is a summary of exploration costs incurred by each project for the periods indicated.

				Accumulative to
Year Ended December 31,				December 31,
	2015	2014	2013	2015
	$	$	$	$
Longnan property	626,815	894,646	1,262,074	12,367,711
Changkeng Property (i) (ii)	122,652	244,784	(361,010)	8,285,703
Gold Bull Mountain (ii)	43,508	36,862	24,031	2,316,611
Miscellaneous (iii)	106	1,525	2,863	6,099
	793,081	1,177,817	927,958	22,976,125

                                                                   (i)                        The Changkeng gold property was sold to Minco Silver on July 31, 2015. The amount presented in 2015 represents the amount incurred up to July 31, 2015.

(ii)	During the year ended December 31, 2015 and 2014, the Company did not conduct any exploration activities on the Changkeng and Gold Bull Mountain projects, except for maintaining the exploration permits.

(iii)	Miscellaneous exploration costs incurred for grass-root projects which are not significant to the Company.

Administrative expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s development activities.

The following table is a summary of the Company’s administrative expenses for the years ended December 31, 2015, 2014 and 2013.

	December 31,	December 31,	December 31,
	2015	2014	2013
Administrative expenses	$	$	$
Accounting and audit	152,777	105,423	111,905
Amortization	34,781	67,180	66,746
Consulting	78,267	11,633	30,453
Directors’ fees	73,124	54,188	49,749
Foreign exchange (gain) loss	(209,493)	16,977	19,692
Investor relations	37,051	24,726	116,814
Legal and regulatory	144,844	140,727	132,506
Office administration expenses	384,804	366,836	360,894
Property investigation	81,407	74,948	112,863
Salaries and benefit	388,887	618,926	655,585
Share-based compensation	80,248	297,588	993,331
Travel and transportation	75,791	69,786	83,553
	1,322,488	1,848,938	2,734,091

Significant changes in administrative expenses are as follows:

Accounting and auditing

Accounting and auditing expenses for the year ended December 31, 2015 were $152,777 compared to $105,423 for the comparative period in 2014. The increase was due to additional professional services provided in connection with the SPA.

Consulting fees

Consulting fees for the year ended December 31, 2015 were $78,267 compared to $11,633 for the comparative period in 2014. The increase was due to having a new Chief Financial Officer in 2015.

Consulting fees for the year ended December 31, 2014 were $11,633 compared to $30,453 for the comparative period in 2013. The decrease was due to the reduction in the use of external consultants in China in 2013.

Investor relations

Investor relations expenses for the year ended December 31, 2015 were $37,051 compared to the $24,726 for the comparative period in 2014. The small increase was a result of more activities in 2015.

Investor relations expenses for the year ended December 31, 2014 were $24,726 compared to $116,814 for the comparative period in 2013. The decrease was mainly due to the resignation of the Vice President of Corporate Communication during the third quarter of 2013.

Legal and regulatory

Legal, regulatory and filing expenses for the year ended December 31, 2015 were $144,844, which is consistent with the $140,727 expense for the comparative period in 2014.

Legal, regulatory and filing expenses for the year ended December 31, 2014 were $140,727, which was consistent with the $132,506 expense for the comparative period in 2013.

Property investigation

Property investigation expenses for the year ended December 31, 2015 were $81,407, which was consistent with $74,948 for the comparative period in 2014.

Property investigation expenses for the year ended December 31, 2014 were $74,948 compared to $112,863 for the comparative period in 2013. The decrease was due to the Company’s Vice President of Business Development reducing his time spent on the Company’s operations during 2014.

Salaries and benefit

Salaries and benefit expense for the year ended December 31, 2015 were $388,887 compared to $618,926 for the comparative period in 2014. The decrease was due to the closing of our Chinese offices in 2015 after the completion of SPA.

Salaries and benefit expense for the year ended December 31, 2014 were $618,926 compared to $655,585 for the comparative period in 2013. The decrease was due to a one-time management bonus recorded in 2013 and the departure of our former Chief Financial Officer during 2014.

Share-based compensation

Share-based compensation expense for the year ended December 31, 2015 were $80,248 compared to $297,588 for the comparative period in 2014. The decrease was due to less options vesting in 2015.

Share-based compensation expense for the year ended December 31, 2014 was $297,588 compared to $993,331 for the comparative period in 2013. The decrease was due to a lower number of stock options being granted and a lower fair value of stock options granted based on the Black-Scholes option pricing model in 2014 compared to 2013.

To date, the Company has been in the exploration stage and has not earned revenue from operations. Income earned has included interest, rental and sundry income.

Finance and other income (expense)

For the year ended December 31, 2015, the net amount of finance and other income was $15.18 million compared to the finance and other expenses of $4.07 million for the comparative period in 2014. The other gain in 2015 represents a gain from legal settlements of $51,745 (2014-$148,739), interest income of $64,819 (2014 - $17,570), a gain on the sale of Minco Resources and its subsidiaries of $15.06 million (2014 - $Nil), a net of a loss of $Nil million (2014 - $4.21 million) from the impairment in the equity investment in Minco Silver, and a loss of partial disposition of investment in Minco Silver of $Nil (2014 – loss of $400,000).

For the year ended December 31, 2014, the net amount of finance and other expense was $4,070,890 compared to the finance and other income of $1,452,290 for the comparative period in 2013. The other loss in 2014 was due to the partial disposal and impairment in the equity investment in Minco Silver of $4,605,352 offset against a gain on the sale of an exploration permit.

Summary of quarterly results

	2015 (unaudited)				2014 (unaudited)
	Q4	Q3 (revised)	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Exploration recovery	-	-	-	-	-	-	-	-
Exploration costs	194,428	124,814	208,905	264,934	322,904	348,045	236,981	269,886
Administrative expenses	107,728	263,730	502,614	448,416	427,621	372,313	501,224	547,780
Operating loss	(302,156)	(388,544)	(711,519)	(713,350)	(750,525)	(720,358)	(738,205)	(817,666)
Gain on legal settlement	-	-	-	51,745	148,739	-	-	-
Loss on partial disposition of equity investment in Minco Silver	-	-	-	-	-	-	(399,536)	-
Recovery (impairment) of equity investment in Minco Silver	2,205,638	966,009	295,027	(3,466,674)	(4,205,816)	-	-	-
Gain on sale of exploration permits	-	-	-	-	376,937	-	-	-
Gain (loss) on sale of Minco Resources	(69,000)	15,129,170	-	-	-	-	-	-
Finance and other income	26,778	19,790	10,092	8,159	8,359	2,871	5,321	1,018
Impairment of property, plant and equipment	-	-	-	-	(48)	-	(8,736)	-
Gain (loss) for the period before loss from equity investment and dilution loss	(131,734)	15,726,425	(406,400)	(4,120,120)	(4,422,354)	(717,487)	(1,141,156)	(816,648)
Dilution loss	-	-	-	-	-	-	-	(78,177)
Share of income (loss) from equity investment in Minco Silver	46,784	326,989	674,879	283,699	(47,126)	(3,194)	(216,378)	(55,274)
Net income (loss) before tax for the period	(84,950)	16,053,414	268,479	(3,836,421)	(4,469,480)	(720,681)	(1,357,534)	(950,099)
Net income(loss) for the period	(84,950)	16,053,414	268,479	(3,836,421)	(4,469,480)	(720,681)	(1,357,534)	(950,099)
Other comprehensive income (loss)	143,350	15,440	(557,969)	1,888,973	(102,109)	326,492	(418,682)	282,515
Comprehensive income (loss) for the period	58,400	16,068,854	(289,490)	(1,947,448)	(4,571,589)	(394,189)	(1,776,216)	(667,584)
Basic and diluted loss per share	0.00	0.32	0.01	(0.08)	(0.09)	(0.01)	(0.03)	(0.02)
Weighted average number of shares outstanding	50,561,381	50,017,670	50,581,381	50,536,264	50,488,078	50,501,567	50,498,215	50,436,548

Amendment to Quarterly Results

The Company has revised in the table above its previously reported September 30, 2015 unaudited condensed consolidated interim financial statements to correct the amount of the gain on sale of Minco Resources. In the quarter ended September 30, 2015, the Company recorded a gain of $18,536,407. However, in connection with the preparation of its consolidated financial statements for the year ended December 31, 2015, the Company corrected the gain to eliminate the portion related to the Company’s investment in Minco Silver, the acquiring company. The elimination was recorded against the carrying value of the investment in Minco Silver. The change had no impact on the statement of Financial Position, as the investment in Minco Silver was carried at the estimated recoverable amount as at September 30, 2015.

The impact of these adjustments on the September 30, 2015 unaudited condensed consolidated interim financial statements as a result of the change are presented in the tables that follow:

Condensed Consolidated Interim Statement of Income (Loss) Impact	Three Months Ended September 30, 2015
	As Reported $	Adjustment $	As Amended $
Gain on sale of Minco Resources	18,536,407	(3,407,237)	15,129,170
(Impairment) recovery of equity investment in Minco Silver(1)	(2,441,228)	3,407,237	966,009
Net gain for the period	16,053,414	-	16,053,414
Net gain attributable to the Shareholders of the Company	16,057,986	-	16,057,986
Loss per share: Basic and Diluted	0.32	-	0.32
Condensed Consolidated Interim Statement of Income (Loss) Impact	Nine Months Ended September 30, 2015
	As Reported $	Adjustment $	As Amended $
Gain on sale of Minco Resources	18,536,407	(3,407,237)	15,129,170
(Impairment) recovery of equity investment in Minco Silver	(5,612,875)	3,407,237	(2,205,638)
Net gain for the period	12,485,472	-	12,485,472
Net gain attributable to the Shareholders of the Company	12,526,258	-	12,526,258
Loss per share: Basic and Diluted	0.25	-	0.25

1) In the first quarter of 2015, the Company recorded aggregate impairment for its equity investment in Minco Silver of $3,466,674. As a result of the adjustment to the gain on the sale of Minco Resources, the amount of impairment for the third quarter was eliminated and a net recovery of $966,009 was recorded as described in note 4 to the financial statements.

2) see Item 15, “controls and procedures”.

Foreign currency translation

(i) Functional and presentation currency

The financial statements of each entity in the group use the currency of the primary economic environment in which the entity operates (the "functional currency"). The Company's consolidated financial statements are presented in Canadian dollars.

The functional currency of Minco Gold is the Canadian dollar.

The functional currency of the Company’s former Chinese subsidiaries is the RMB.

The financial statements of the Company’s former Chinese subsidiaries ("foreign operations") were translated into the Canadian dollar presentation currency as follows:

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

Significant Influence on Minco Silver

Management has assessed the level of influence that the Company has on Minco Silver and determined that it has significant influence even though its shareholdings, as of December 31, 2016 and the date of this report, are below 20%. This is due to our representation on Minco Silver’s board, common Chief Executive Officer and other shared key management personnel.

Impairment

At each reporting date, management conducts a review to determine whether there is any objective evidence that the investment in associate is impaired. This determination requires significant judgment. In making this judgment, management evaluates among other factors, the movements in the trading share price of Minco Silver and other commercial activities impacting Minco Silver.

If a test is performed, then the Company recognizes an impairment loss in the statement of income (loss) to the extent that the estimated recoverable amount is less than the carrying value.

As at December 31, 2015, management evaluated its equity investment in Minco Silver for indications that the impairment loss that had been recognized in the first quarter of fiscal 2015 either no longer existed or had decreased. The company concluded that due to the positive developments in Minco Silver, which included the acquisition of Minco Resources and the related activities associated with the Changkeng project, accompanied by a corresponding increase in the market value of Minco Silver’s share price, that there were indicators that impairment loss had reversed. As a result, management estimated the recoverable amount and reversed the previously recognized impairment.

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

Significant Accounting Policies

The Company’s other significant accounting policies are described in the notes to the audited financial statements for the year ended December 31, 2015.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

	Year ended December 31,
	2015	2014
	$	$
Operating activities	(1,751,341)	(2,721,600)
Investing activities	4,822,688	2,583,260
Financing activities	17,290	331,804

Operating activities

For the year ended December 31, 2015, the Company used $970,259 less in operating activities comparing to the same period of 2014. As the Company sold all of its operating subsidiaries on July 31, 2015, the Company incurred less exploration cost and administration expense in 2015.

Investing activities

For the year ended December 31, 2015, the Company generated $4,822,688 from investing activities. During the year, the Company’s cash balance was reduced by $1.35 million as subsidiaries which carried these cash balances were sold to Minco Silver. The Company received a short-term investment as consideration for the sale of its Chinese subsidiaries and redeemed $6,068,564 from these short-term investments. In addition, the Company received RMB 500,000 ($94,472) proceeds from the legal settlement with 208 Team.

In the comparative period in 2014, the Company received RMB 4 million ($720,095) proceeds from the legal settlement with 208 Team. The Company also obtained proceeds of $1,500,000 from the disposition of 2 million Minco Silver shares in 2014.

Financing activities

For the year ended December 31, 2015, the Company received $17,290 cash from the exercise of stock option. In the comparative period in 2014, the Company received cash of $73,333 from the exercise of stock options and $258,471 cash advanced from non-controlling shareholders.

Capital Resources and Liquidity Risk

As at December 31, 2015, the Company’s working capital increased to $9,261,637, compared to a working capital deficiency of $2,093,361 for the comparative period in 2014. The increase in working capital was due primarily to the proceeds received from the Disposition.

The Company does not generate revenues and relies on equity and debt financing for its working capital requirements to fund exploration, permitting and administrative activities. As at December 31, 2015, the Company believes that it has sufficient working capital to meet its current operational requirements when they come due.

Equity Investment in Minco Silver

As at December 31, 2015, the Company owned 11,000,000 common shares of Minco Silver (December 31, 2014 - 11,000,000 common shares). As at December 31, 2015, the Company held an 18.45% (December 31, 2014 – 18.45%) equity interest in Minco Silver.

On April 22, 2014, the Company sold 2,000,000 common shares of Minco Silver for cash proceeds of $1,500,000, which decreased the Company’s equity interest in Minco Silver from 21.81% to 18.45%. The Company determined that it continued to hold significant influence over Minco Silver despite the Company’s ownership being less than 20% of the voting rights of Minco Silver. The Company continues to have the ability to influence Minco Silver through its board representation, common CEO and other key management personnel. As a result, the Company continues to account for its investment in Minco Silver with the equity method after this share sale. Upon the completion of the Disposition on July 31, 2015, the Company’s ownership of Minco Silver’s common shares remained unchanged at 18.45% and the Company continued to maintain significant influence on Minco Silver through its board representation and common key management team.

As at December 31, 2015, management evaluated its equity investment in Minco Silver for indications that the impairment loss that had been recognized in the first quarter of fiscal 2015 either no longer existed or had decreased. The company concluded that due to the positive developments in Minco Silver, which included the acquisition of Minco Resources and the related activities associated with the Changkeng project, accompanied by a corresponding increase in the market value of Minco Silver’s share price, that there were indicators that impairment loss had reversed. As a result, management estimated the recoverable amount and reversed the previously recognized impairment.

The following is a summary of Minco Silver’s financial information as at and for the year ended December 31, 2015 and 2014:	December 31, 2015	December 31, 2014
	$	$
Assets	123,353,022	92,564,638
Liabilities	638,550	419,592
Revenues	-	-
Net income (loss)	6,680,947	(1,665,516)

As at December 31, 2015, Minco Silver had 59,631,418 common shares, 6,485,667 stock options and 735,000 performance share units outstanding, for a total of 66,852,085 common shares outstanding, on a fully diluted basis.

Repatriation of funds from China

The Company may face delays repatriating funds held in China if the Company receives money in RMB when the Retained Assets are sold in the future.

C.	Research and Development, Patents and Licenses

The Company does not engage in research and development activities and does not have any patents or licenses.

D.	Trend Information

As the Company is an exploration company with no producing properties, information regarding trends in production, sales and inventory and similar are not meaningful.

E.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has contractual commitments requiring payments in the amounts as follows, as at December 31, 2015:

Contractual obligations	Total	Less than 1 year	1 to 3 years
	$	$	$
Operating leases (1)	485,065	207,885	277,180
Other obligations (2)	566,852	566,852	-
Total contractual obligations	1,051,917	774,737	277,180
(1)	Office rental payments – Canada. The Company shares an office in Canada with Minco Silver and Minco Base Metal Corporation, which are related to the Company, for office rent and operating expenses. The Company has a contract subject to renewal annually to recover 70% of the operating lease from these two related parties.

(2)	Other obligations are comprised of payable to related parties, accounts payable and accrued liabilities that are current as at December 31, 2015.

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

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company as of March 31, 2016, with each position and office held by them with the Company, their terms of office and the period of service as such. Each director’s term of office expires at the next annual general meeting of shareholders to be held later this year. The Company is not party to any arrangement or understanding with a major shareholder, customer, supplier or others, pursuant to which any person referred to below was selected as a director or member of senior management.

Name	Present Position

Ken Z. Cai	President, CEO and Director
Robert Callander (1)(2)(3)	Director
Michael Doggett (1)(2)(3)	Director
Malcolm Clay (1)(2)(3)	Director
Larry Tsang	Interim Chief Financial Officer

Notes:

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

The business background and principal occupations of the Company’s officers and directors are as follows:

Ken Z. Cai

President, Chief Executive Officer and Director

Dr. Cai, age 52, has served as president, chief executive officer and a director of the Company since February 29, 1996. Dr. Cai holds a Ph.D. in mineral economics from Queen's University in Kingston, Ontario. Dr. Cai has 28 years' experience in mineral exploration, project evaluation, corporate financing and company management. Dr. Cai is also currently the Chief Executive Officer and a director of Minco Base Metals and Minco Silver.

Robert Callander

Director

Mr. Callander, age 71, has been a director of the Company since August 1996. He holds an MBA from York University in Toronto, Ontario, as well as a Chartered Financial Analyst accreditation from the Institute for Investment Management, Charlotte, Virginia. Mr. Callander has worked for Caldwell Securities Ltd. since 1992 and currently serves as a vice-president with that firm. Prior to his engagement with Caldwell Securities Ltd., Mr. Callander served as a corporate finance analyst with Burns Fry Ltd.

Michael Doggett

Director

Dr. Doggett, age 55, has been a director since July 2007. Dr. Doggett is a mineral economics consultant based in Vancouver. He is also an Adjunct Professor at the Department in Geological Sciences and Geological Engineering at Queen’s University. He holds degrees in geology and mineral economics from Mount Allison University and Queen’s University. Dr. Doggett has taught professional development seminars in exploration and project evaluation to more than 1,500 industry participants in a dozen countries and has carried out a range of consulting activities with mining companies, governments and international agencies. He currently sits as a Director of Pacific Link Mining Corp., and Riverside Resources Inc.

Malcolm F. Clay

Director

Mr. Clay, age 75, was appointed a director of the Company and Chairman of the Audit Committee on November 16, 2007. Mr. Clay is a Chartered Professional Accountant (FCPA) and was a partner of KPMG and its predecessor firms for 27 years, retiring in 2002. As a public accountant, he served as lead audit or concurring partner for public companies listed on both American and Canadian exchanges. He was the Partner-in-Charge of the KPMG Vancouver Audit practice for ten years. In 1997, he was elected as the non-executive Chairman of KPMG Canada. During his career he acted as an accountant and advisor for numerous private companies and is currently the Chairman of the audit committee for four TSX Venture Exchange-listed companies. He currently serves as a director of Hanwei Energy Services Corp., Oakmont Minerals Corp. and Wolverine Minerals Corp.

Larry Tsang

Interim Chief Financial Officer

Larry Tsang, CPA, CA age 58, was appointed the Interim Chief Financial Officer on January 18, 2015. Mr. Tsang holds a Bachelor’s Degree in Technology (Accounting) from British Columbia Institute of Technology in Canada and served as a senior accountant for four years with Ernst and Young LLP, Vancouver, Canada. His experience includes more than 11years working in auditing, accounting, taxation, and finance for both private and public companies. Mr. Tsang is currently the Interim CFO of Minco Based Metal, Minco Silver; CFO of Chimata Gold Corp. and Musgrove Mineral Resources Corp.

Directors and officers of the Company are required to file insider reports with the System for Electronic Disclosure by Insiders (“SEDI”) at www.sedi.ca and file their reports individually. To the best of the Company’s knowledge, as at December 31, 2015, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, 4,661,013 common shares of the Company, representing approximately 9.21% of the issued and outstanding common shares of the Company.

Family Relationships

There are no family relationships between any of our directors and executive officers.

B. Compensation

Executive Officers

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2015 to the senior management of the Company:

Name and principal position	Year	Salary ($)	Share -based awards ($)	Option- based awards ($)(6)	Annual non-equity incentive plan compensation ($)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
Ken Z. Cai Chairman and CEO(1)(2)	2015	83,333	N/A	68,631(7)	-	N/A	11,372(9)	163,336
Samson Siu Former Interim CFO(3)	2015	15,600	N/A	N/A	-	N/A	14,400(10)	30,000
Peter Voulgaris Vice President of Business Development(4)	2015	3,750	N/A	N/A	-	N/A	11,250(11)	15,000
David Li Former CFO(5)	2015	25,021	N/A	23,941(8)	-	N/A	17,000(12)	65,962
Larry Tsang Interim CFO(13)	2015	_	N/A	-	-	N/A	-	-
(1)	As a management director of the Company, Dr. Cai does not collect any director's fees relating to his role as a director.
(2)	Fees are paid to Sinocan Capital Limited, companies controlled by Dr. Cai.
(3)	Mr. Siu ceased as an Interim Chief Financial Officer of the Company effective May 15, 2015.

(4)	Mr. Voulgaris ceased as Vice President Business Development on February 3, 2015.
(5)	Mr. Li was appointed as Chief Financial Officer on August 1, 2015 and ceased as Chief Financial Officer on November 30, 2015.
(6)	The Black Scholes valuation methodology was used to determine fair value on the date of grant.
(7)	Represents options to purchase up to 430,000 common shares of the Company, which are exercisable at a price of $0.24 per common share and expire on March 9, 2020.
(8)	Represents options to purchase up to 150,000 common shares of the Company, which were exercisable at a price of $0.24 per common share and expired on March 9, 2020. These options were cancelled on December 1, 2015.
(9)	Represents life insurance premiums paid during the year.
(10)	Amounts represent termination benefits paid.
(11)	Amounts represent termination benefits paid.
(12)	Amounts represent termination benefits paid.
(13)	Larry Tsang was appointed on January 18, 2016, thus did not incur fees in 2015.

Directors' Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2015 to the non-management directors of the Company:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert M. Callander	19,500	N/A	23,941(1)	Nil	N/A	Nil	43,441
Malcolm Clay	21,500	N/A	19,951(2)	Nil	N/A	Nil	41,451
Michael Doggett	18,000	N/A	19,951(3)	Nil	N/A	15,000	52,951
(1)	Represents options to purchase up to 150,000 common shares of the Company, which are exercisable at a price of $0.24 per common share and expire on September 9, 2020.
(2)	Represents options to purchase up to 125,000 common shares of the Company, which are exercisable at a price of $0.24 per common share and expire on September 9, 2020.
(3)	Represents options to purchase up to 125,000 common shares of the Company, which are exercisable at a price of $0.24 per common share and expire on September 9, 2020.

Pension Plan Benefits

As of December 31, 2015, the Company did not have any defined benefit, defined contribution or deferred compensation plans for any of its senior officers or directors.

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

As at December 31, 2015, the Company shared offices in Vancouver and Beijing and shared 19 employees and consultants with Minco Silver, of which 6 were located in its Vancouver office in British Columbia and the other 13 were located in Beijing, China. In addition, the Company had 15 employees in China who were employed at the Longnan and Changkeng projects.

E.	SHARE OWNERSHIP

The following table sets forth, as at March 30, 2016, common stock held by the Company’s officers and directors and all outstanding options and warrants to purchase common shares of the Company held by those individuals:

Name and Title	Common Shares Held	Percentage of Common Shares Outstanding at December 31, 2015	Stock Options Held
Ken Cai, President, Chief Executive Officer and Director	4,618,736(1)	9.14%	2,285,000(2)
Robert Callander, Director	30,277	< 1%	750,000(3)
Michael Doggett, Director	12,000	< 1%	625,000(4)
Malcolm Clay, Director	30,000	< 1%	625,000(5)
TOTAL	4,691,013	9.28%	4,285,000

Note:

(1) (2) (3) (4) (5)

3,634,052 common shares held by Pacific Canada Resources Inc., a private company, over which Dr. Cai exercises control or direction.

Represents 430,000 options exercisable at $0.24 and which expire on March 9, 2020, 430,000 options exercisable at $0.26 and which expire on January 17, 2019; 525,000 options exercisable at $0.45 and which expire on December 4, 2017; 425,000 options exercisable at $0.46 and which expire on January 14, 2018; and 475,000 options exercisable at $0.67 and which expire on March 28, 2017.

Represents 150,000 options exercisable at $0.24 and which expire on March 9, 2020, 150,000 options exercisable at $0.26 and which expire on January 17, 2019; 150,000 options exercisable at $0.45 and which expire on December 4, 2017; 150,000 options exercisable at $0.46 and which expire on January 14, 2018; and 150,000 options exercisable at $0.67 and which expire on March 28, 2017.

Represents 125,000 options exercisable at $0.24 and which expire on March 9, 2020, 125,000 options exercisable at $0.26 and which expire on January 17, 2019; 125,000 options exercisable at $0.45 and which expire on December 4, 2017; 125,000 options exercisable at $0.46 and which expire on January 14, 2018; and 125,000 options exercisable at $0.67 and which expire on March 28, 2017.

Represents 125,000 options exercisable at $0.24 and which expire on March 9, 2015, 125,000 options exercisable at $0.26 and which expire on January 17, 2019; 125,000 options exercisable at $0.45 and which expire on December 4, 2017; 125,000 options exercisable at $0.46 and which expire on January 14, 2018; and 125,000 options exercisable at $0.67 and which expire on March 28, 2017.

Stock Option Plan

The Company adopted the Option Plan for certain directors, employees and consultants (collectively, the "Eligible Persons") of the Company or any of its affiliates on June 27, 2013 (the "Option Plan"). The Option Plan provides that Options may be granted to Eligible Persons on terms determined within the limitations set out in the Option Plan. The maximum number of common shares to be reserved for issuance at any one time under the Option Plan is 15% of the issued and outstanding common shares of the Company. As of the date of this Annual Report, there were 6,589,834 issued and outstanding Options, representing 86.89% of the total amount issuable under the Option Plan. Under the terms of the Option Plan, the maximum number of common shares that may be reserved for issuance to insiders of the Company as a group within any 12-month period shall not exceed 10% of the number of common shares then outstanding. In addition, the aggregate number of common shares issuable to insiders under the plan and any other security based compensation arrangement of the Company shall not exceed 10% of the issued and outstanding common shares of the Company. The exercise price for an Option (as such term is defined in the Option Plan) granted under the Option Plan may not be less than the Market Price (as such term is defined in the Option Plan) of the Company's common shares on the date of the grant. Options granted under the Option Plan are subject to vesting requirements. One third of the Options granted vest within six months of the grant date, one third of the Options granted vest within 12 months of the grant date and the final one third of the Options granted vest within 18 months of the grant date. Options granted under the plan may include stock appreciation rights ("SARs"). A SAR granted under the Option Plan shall entitle the Eligible Person to elect to surrender to the Company an unexercised Option, or any portion thereof, and to receive from the Company in exchange for that number of shares having an aggregate value equal to the excess of the market value of one share over the purchase price of one share specified in such Option, multiplied by the number of shares called for by the Option, or portion thereof, which is so surrendered. To date, no SARs have been issued under the Option Plan.

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

As of March 31, 2016, the Company believes that 4,631,820 (approximately 9.2%) of the Company's 50,591,381 issued and outstanding common shares were held by 48 registered shareholders with addresses in the United States and (approximately 79.95%) of the outstanding commons shares were held by 41 registered shareholders with addresses in Canada.

As far as known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. The following table sets forth, as of March 30, 2016, information with respect to (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company’s outstanding voting securities and (ii) the total amount of any class of the Company’s voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class
Common shares	Ken Z. Cai	4,618,736	9.13%(1)
Common shares	IDG – Accel China Growth Fund II LP	5,040,000	9.96%

(1)	3,634,052 common shares are held by Pacific Canada Resources Inc., a private company, over which Dr. Cai exercises control or direction.

The voting rights of our major shareholders do not differ from the voting rights of holders of our Company's common shares.

To the extent known to the Company, as at March 30, 2016, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s).

B.	Related Party Transactions

In addition to the Disposition transaction with Minco Silver that is discussed in note 1 to the consolidated financial statments, the Company has the following transactions with the related parties:

Shared expenses

Minco Gold and Minco Silver shared offices and certain administrative expenses in Beijing up to July 31, 2015, when the Disposition was completed. Minco Silver, Minco Based Metal Corp. (“MBM”), a company with which the Company’s Chief Executive Officer has significant influence over, and Minco Gold share offices and certain administrative expenses in Vancouver.

As at December 31, 2015, the Company recorded $177,330 due to Minco Silver (December 31, 2014 – $3,603,848), which represents shared office expenses, and expenses in relation to the Retained Assets that were held in trust by Minco China. In 2014, the amount due to Minco Silver consisted of $3,700,000 debt to Minco Silver and $96,152 of shared expenses due from Minco Silver. A $3,700,000 debt was settled as part of the Company’s sale of the Chinese properties. Please refer to section 1.

As at December 31, 2015, the Company recorded $12,387 due from MBM (December 31, 2014 - $47,696), for shared office expenses.

The amounts due are unsecured, non-interest bearing and payable on demand.

Key Management compensation

Key management includes the Company’s directors and senior management. Their compensation is included in exploration costs and administrative expenses.

For the three months ended and the years ended December 31, 2015, 2014 and 2013, the following compensation was paid to such key management:

		For the year ended December 31,
	2015	2014	2013
	$	$	$
Cash remuneration	333,729	270,693	341,537
Share-based compensation	67,405	215,202	736,294
Total	401,134	485,895	1,077,831

The above transactions were conducted in the normal course of business.

C.	INTEREST OF EXPERTS and COUNSEL

Not Applicable.

Item 8.      Financial Information

Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

·         Audited consolidated financial statements for the Company as at December 31, 2015 and 2014 and for the year ended December 31, 2015 (in Canadian dollars),with comparative figures for the years ended December 31, 2014 and 2013.

·         Audited consolidated financial statements of Minco Silver Corporation as at December 31, 2015 and 2014 and for the year ended December 31, 2015 (in Canadian dollars) with comparative figures for the years ended December 31, 2014 and 2013.

Dividend Policy

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

Legal Proceedings

Minco China commenced legal action seeking compensation for breach of the JV Agreement by 208 Team on March 19, 2012. On March 25, 2013, Minco China settled this claim for RMB 14 million ($2.3 million). As at the date of this Annual Report, Minco China has received RMB 9 million ($1.5 million) of this amount. The remaining receivable of RMB 5 million ($1,014,734) is the third component of the Retained Assets that is held in trust by Minco China for the Company. The Company, through Minco China, has recommenced legal action against 208 Team to recover the remaining unpaid balance.

On March 23, 2015, Royal Centre (BOPC) Inc. (“Royal Centre”) filed a notice of civil claim against the Company stating that the Company agreed to extend the office lease from May 1, 2015 to September 30, 2020 (the “Extension Period”). Royal Centre seeks a declaration that the lease agreement is valid and that the Company is obligated to pay all rent and other payments during the entire Extension Period. It was the Company’s position that the office lease had been extended from May 1, 2015 to April 30, 2016.  This matter was settled on April 21, 2015.

Significant Changes

There have been no significant changes since the date of the annual financial statements included in this document.

Item 9.      The Offer and Listing

A.	Offer and Listing Details

Since February 24, 1998, the Company’s common shares have been listed on the TSX and currently trade under the trading symbol "MMM". The Company began trading on the NYSE MKT on November 22, 2005, under the trading symbol "MMK". On February 1, 2007, the Company's trading symbol on the NYSE MKT was changed from “MMK” to “MGH.” The Company began trading on the Frankfurt Stock Exchange on May 9, 2007 under the trading symbol "MI5". The following tables set forth the reported high and low prices of the Company’s common shares for the five most recent fiscal years (Table A), each quarterly period for the past two fiscal years (Table B) and each month for the past six months (Table C on the TSX and the NYSE MKT).

Table A

High and low market price for the five most recent fiscal years.

YEAR ENDED DECEMBER 31,	TSX (cdn$) High	TSX (cdn$) Low	NYSE MKT (US$) High	NYSE MKT (US$) Low
2015	0.39	0.14	0.32	0.12
2014	0.68	0.18	0.62	0.16
2013	0.50	0.14	0.52	0.12
2012	0.97	0.35	0.98	0.34
2011	2.85	0.64	2.97	0.62

Table B

High and low market prices for each quarterly period for the past two fiscal years ended December 31, 2015 and 2014.

Quarter Ended	TSX (cdn$) High	TSX (cdn$) Low	NYSE MKT (US$) High	NYSE MKT (US$) Low
December 31, 2015	0.27	0.14	0.21	0.12
September 30, 2015	0.30	0.21	0.25	0.17
June 30, 2015	0.36	0.25	0.29	0.21
March 31, 2015	0.39	0.25	0.32	0.21
December 31, 2014	0.44	0.30	0.40	0.25
September 30, 2014	0.47	0.40	0.44	0.36
June 30, 2014	0.48	0.30	0.45	0.26
March 31, 2014	0.68	0.18	0.62	0.16

Table C

High and low prices for each month for the past six months.

MONTH/year	TSX (cdn$) High	TSX (cdn$) Low	NYSE MKT (US$) HigH	NYSE MKT (US$) Low
February 2016	0.46	0.18	0.40	0.13
January 2016	0.23	0.15	0.16	0.12
December 2015	0.23	0.17	0.17	0.13
November 2015	0.25	0.14	0.17	0.12
October 2015	0.27	0.20	0.21	0.15
September 2015	0.25	0.21	0.19	0.17

B.	Plan of Distribution

Not applicable.

C.	Markets

Please refer to item 9.A's description of the markets on which Minco Gold stock trades.

Item 10.      Additional Information

A.	SHARE CAPITAL

Not Applicable.

B.	Memorandum and Articles of Association

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

C.	Material Contracts

The only material contracts not in the ordinary course of business entered into by the Company during the most recent two financial years were:

1.	On July 31, 2015 the Company entered into an Amended and Restated Declaration of Trust and Agency Agreement with Minco Silver, Minco China, Yuanling Minco and Huanihua Tiancheng.
2.	On May 22, 2015, the Company entered into the SPA with Minco Silver and Minco Silver’s wholly-owned subsidiary, Minco Resources. Pursuant to the SPA, the Company sold all its shares of Minco Resources, which holds Minco China. Minco China owns certain subsidiaries including Yuanling Minco, Tibet Minco, Huanihua Tiancheng, legal ownership of Foshan Minco and a 51% interest in Mingzhong, which owns the Changkeng Property; and
3.	On December 26, 2014, Minco China entered into an agreement with Beijing Runlong in which the Company agreed to sell four exploration permits in the Yangshan area to Beijing Runlong for total cash proceeds of RMB 3,200,000 ($604,618). The process of transferring the titles to the four permits to Beijing Runlong is pending approval by Gansu Province and the proceeds from this sale have not been received, as at December 31, 2015.

Pursuant to the sale agreement, Beijing Runlong agreed to pay the total cash price to Minco China as follows:

·	5% of the total cash proceeds within 20 working days from the date of signing the agreement;
·	45% of the total cash proceeds upon receiving the approval of the transfer from the Provincial land and resources administrative authority, before submitting to the Ministry of Land and Resources; and
·	50% of the total cash proceeds within 5 days upon receiving the approved exploration rights license.
D.	Exchange Controls

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

Pursuant to the Tax Act, a US Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, unless such shares are "taxable Canadian property" within the meaning of the Tax Act and no relief is afforded under the Treaty. The shares of the Company would be taxable Canadian property if (i) the US Holder held the common share as capital property used in carrying on a business in Canada, or if (ii) the U. S. Holder and persons with whom the US Holder did not deal at arm's length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition, and more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

In addition, Canada may tax capital gains realized by a US Holder on the disposition of shares of the Company if the following conditions are met:

• the US Holder was an individual resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition of shares; and the individual owned the shares when he ceased to be resident in Canada.

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

Sale, Exchange, or Dispotiton of Common Shares

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

If the Company pays distributions on its common shares in Canadian dollars, the US dollar value of such distributions should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distributions, regardless of whether the Canadian dollars are converted into US dollars at that time. If Canadian dollars are converted into US dollars on the date of actual or constructive receipt of such distributions, a US Holder’s tax basis in such Canadian dollars will be equal to their US dollar value on that date and, as a result, the US Holder generally will not be required to recognize any foreign currency exchange gain or loss. Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as US source ordinary income or loss for purposes of the U.S. foreign tax credit limitation discussed above.

Passive Foreign Investment Companies

We believe we were a passive foreign investment company ("PFIC") for US federal income tax purposes for our taxable year ended December 31, 2015. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F St. NE, Washington, D.C. 20549 or by accessing the SEC's website (www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com). Copies of the Company’s material contracts are kept in the Company’s administrative headquarters at Suite 2772, 1055 West Georgia Street, Vancouver, BC. V6E 3P3. Documents relating to Minco Silver referred to herein can be found under its profile on SEDAR.

I.	Subsidiary Information

Not applicable – the Company does not have subsidiary as at December 31, 2015 and as at the date of this report.

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

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

·	Cash and cash equivalents– In order to manage credit and liquidity risk the Company places its cash with major financial institutions in two major banks in Canada (subject to deposit insurance up to $100,000). As at December 31, 2015, total cash of $5,593,669 was placed with two institutions.
·	Short-term investment – The Company places its short-term investment with a major financial institution in a major bank in Canada. As at December 31, 2015, total short-term investment was $4,048,341 (December 31, 2014 - $Nil).

Foreign exchange risk

The Company’s functional currency is the Canadian dollar in Canada. The foreign currency risk is related to US dollar funds held in the entity. Therefore the Company’s net earnings are impacted by fluctuations in the valuation of the US dollar in relation to the Canadian dollar.

The Company does not hedge its exposure to currency fluctuations. The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$5.6 million monetary assets as at December 31, 2015. This sensitivity analysis shows that a changed of +/- 10% in US$ foreign exchange rate would have a -/+ US$0.6 million impact on net loss.

Interest rate risk

The effective interest rate on financial liabilities (accounts payable) ranged up to 1%. The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash entered into by the Company bear interest at a fixed rate thus exposing the Company to the risk of changes in fair value arising from interest rate fluctuations. A 1% increase in the interest rate in Canada will have a net (before tax) income effect of $96,000 (2014 - $21,000), assuming the foreign exchange rate remains constant.

Year Ended December 31, 2015

The following table sets forth the principal components of the Company' balance sheet at December 31, 2015, showing such components' sensitivity to exchange risk:

			Total Value in $	Effect of a 10% Change in Exchange Rate – in $

Cash and cash equivalents	$ 182,889	USD3,901,348	5,593,669	541,078

The following table sets forth the principal components of the Company's statement of operations for the year ended December 31, 2015 showing such components' sensitivity to exchange risk:

	Denominated in		Total Value in $	Effect of a 10% Change in Exchange Rate – in $
	$	RMB
Exploration costs	146,409	3,184,536	793,081	64,667
Administrative expenses	908,614	2,382,975	1,322,488	48,390
Other gains (losses), net	16,694,052	354,923	16,436,125	7,207

We believe that the selected rate change of 10% is reasonably possible in the near term. The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company’s operations. The Company exchanges Canadian dollars to fund its Chinese operations. The Company has no long-term debt. Therefore, the Company does not believe that the interest rate market risk is material.

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

As of the end of the period covered by this report, the fiscal year ended December 31, 2015, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Company’s Chief Executive Officer (CEO) and Interim Chief Financial Officer (CFO), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period December 31, 2015 covered by this Annual Report on Form 20-F. As described below, a material weakness was identified in the Company’s internal control over financial reporting. A material weakness as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

As a result of this material weakness, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the applicable Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including the Company’s CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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

Management evaluated the effectiveness of internal control over financial reporting based on the control framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that assessment, management identified a material weakness in the Company’s internal control over financial reporting described below and, as a result, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2015.

The material weakness identified by management relates to the lack of financial management oversight of accounting processes around the application of IFRS as it relates specifically to the calculation of the gain on sale of its subsidiary to an associate. This material weakness led to a material post-closing adjustment of $3.4 million which was appropriately corrected in the consolidated financial statements for the year ended December 31, 2015.

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

(d)	Changes in internal controls over financial reporting

Other than the material weakness described above, there were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Remediation Plan

To remediate the material weakness described above, management plans to strengthen the control procedures relating to accounting for more complex transactions. The Company has recently appointed a new Chief Financial Officer who is tasked with developing and implementing more robust review and oversight processes when there are non-routine and more complex accounting issues.

Item 16A      Audit Committee Financial Expert

The Company’s Board has determined that the Company has at least one Audit Committee financial expert serving on its Audit Committee and that the individual is "independent", as such term is used in Section 303A.02 of the NYSE Listed Company Manual. Mr. Malcolm F. Clay, Chairman of the Audit Committee serves as the Audit Committee’s financial expert. He is a Chartered Accountant with over 30 years' experience in both public and private companies.

Item 16B      Code of Ethics - BOARD OF DIRECTORS AND officers

The Company has established a Code of Ethics for the Board and senior officers including chief executive officer, chief financial officer, and the controller. The Code of Ethics is available on the Company's website (www.mincogold.com). A hard copy of the Code of Ethics may be requested from the Company by writing to the Company's Corporate Secretary at Suite 2772, 1055 West Georgia Street, Vancouver, B.C. V6E 3R5.

Item 16C      Principal Accountant Fees and Services

During the past two fiscal years, the Company has paid the following fees to its principal accountants, PricewaterhouseCoopers LLP.

	2015	2014
	$	$
Audit fees (1)	124,700	87,000
Audit-related fees (2)	5,350	9,400
Tax fees (3)	-	-
All other fees (4)	-	-
Total	130,050	96,400

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

Not applicable. Please see Item 18.

Item 18.      Financial Statements

Attached hereto.

Financial Statements

Document	Page

Audited consolidated Financial Statements of the Company as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, including the Report of Independent Auditors

Audited consolidated Financial Statements of Minco Silver as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, including the Report of Independent Auditors

75-108 109-139

(45)

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(Canadian dollars)

(1)

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

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, who were appointed by the shareholders. The independent auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements.

Dr. Ken Cai                                                                           Larry Tsang, CPA, CA

President and CEO                                                                  Interim Chief Financial Officer

Vancouver, Canada

March 31, 2016

(2)

March 31, 2016

Independent Auditor’s Report

To the Shareholders of Minco Gold Corporation

We have audited the accompanying consolidated financial statements of Minco Gold Corporation, which comprise the consolidated statements of financial position as at December 31, 2015 and 2014 and the consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Minco Gold Corporation as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

(3)

Index
		Page
Consolidated Financial Statements		5 - 9

	Consolidated Statements of Financial Position	5
	Consolidated Statements of Income (Loss)	6
	Consolidated Statements of Comprehensive Income (Loss)	7
	Consolidated Statements of Changes in Equity	8
	Consolidated Statements of Cash Flow	9
Notes to the Consolidated Financial Statements		10 - 35
1	General information and significant transaction with Minco Silver	10
2	Basis of preparation	10
3	Summary of significant accounting policies	11
4	Critical accounting estimates and judgments	18
5	Cash and cash equivalents	19
6	Short-term investment	19
7	Property, plant and equipment	20
8	Mineral interests	21
9	Equity investment in Minco Silver Corporation	23
10	Gain on legal settlement	25
11	Non-controlling interest	26
12	Share capital	27
13	Income tax	29
14	Commitments	31
15	Related party transactions	31
16	Geographical information	32
17	Financial instruments and fair values	32
18	Capital management	34

(4)

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Statements of Financial Position

(in Canadian dollars)

	December 31,	December 31,
	2015	2014
Assets	$	$
Current assets
Cash and cash equivalents (note 5)	5,593,669	2,117,038
Short-term investment (note 6)	4,048,341	-
Receivables	11,122	103,174
Due from related parties (note 15)	12,387	47,696
Prepaid expenses and deposits	162,970	140,956
	9,828,489	2,408,864

Long-term deposit	51,277	51,277
Property, plant and equipment (note 7)	10,428	125,298
Equity investment in Minco Silver (note 9)	6,631,094	6,820,000
	16,521,288	9,405,439
Liabilities
Current liabilities
Accounts payable and accrued liabilities	389,522	444,914
Advance from non-controlling interest (note 8(a))	-	453,463
Due to related party (note 15)	177,330	3,603,848
	566,852	4,502,225
Equity
Equity attributable to owners of the parent
Share capital (note 12(a))	41,911,823	41,882,757
Contributed surplus	9,247,685	9,179,213
Accumulated other comprehensive income	2,763,940	1,183,086
Deficits	(37,969,012)	(52,330,354)
	15,954,436	(85,298)
Non-controlling interests (note 11)	-	4,988,512
Total equity	15,954,436	4,903,214
	16,521,288	9,405,439
Commitments (note 14)

Approved by the Board of Directors

(signed) Malcolm Clay Director                                    (signed) Robert Callander Director

The accompanying notes are an integral part of these consolidated financial statements.

(5)

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Statements of Income (Loss)

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars, except per share data)

	2015	2014	2013
	$	$	$
Exploration recovery (note 8(a))	-	-	(622,293)
Exploration costs (note 8)	793,081	1,177,817	1,550,251
	793,081	1,177,817	927,958
Administrative expenses (note 15)
Accounting and audit	152,777	105,423	111,905
Amortization	34,781	67,180	66,746
Consulting	78,267	11,633	30,453
Directors' fees	73,124	54,188	49,749
Foreign exchange loss (gain)	(209,493)	16,977	19,692
Investor relations	37,051	24,726	116,814
Legal and regulatory	144,844	140,727	132,506
Office and miscellaneous	384,804	366,836	360,894
Property investigation	81,407	74,948	112,863
Salaries and benefits	388,887	618,926	655,585
Share-based compensation (note 12(b))	80,248	297,588	993,331
Travel and transportation	75,791	69,786	83,553
	1,322,488	1,848,938	2,734,091
Operating loss	(2,115,569)	(3,026,755)	(3,662,049)
Gain on legal settlement (note 10)	51,745	148,739	1,343,638
Gain on sale of exploration permit (note 8(b)(c))	-	376,937	-
Gain on sale of Minco Resources (note 8)	15,060,170	-	-
Loss on partial disposal of investment in Minco Silver (note 9)	-	(399,536)	-
Impairment of equity investment in Minco Silver (note 9)	-	(4,205,816)	-
Unrealized loss on marketable securities	-	-	(1,470)
Impairment of property, plant and equipment	-	(8,784)	-
Finance income	64,819	17,570	110,122
Share of gain (loss) from equity investment in Minco Silver (note 9)	1,259,391	(321,972)	(656,132)
Dilution loss (note 9)	-	(78,177)	(77,414)
Net income (loss) for the year	14,320,556	(7,497,794)	(2,943,305)
Net income (loss) attributable to:
Shareholders of the Company	14,361,342	(7,354,162)	(3,144,525)
Non-controlling interest	(40,786)	(143,632)	201,220
	14,320,556	(7,497,794)	(2,943,305)
Net Income (loss) per share:
basic and diluted	0.28	(0.15)	(0.06)
Weighted average number of common shares outstanding: basic and diluted	50,566,749	50,488,078	50,348,215

The accompanying notes are an integral part of these consolidated financial statements.

(6)

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2015, 2014 and 2013

(in Canadian dollars)

	2015	2014	2013
	$	$	$
Net income (loss) for the year	14,320,556	(7,497,794)	(2,943,305)
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Realized gain from reclassification of currency translation adjustments upon disposition of Minco Resources	(479,324)	-	-
Realized gain reclassified to net loss on partial disposal of equity investment in Minco Silver (note 8)	-	(158,797)	-
Share of other comprehensive income of Minco Silver equity accounted investment	1,958,940	115,462	726,975
Exchange differences on translation from functional to presentation currency	101,238	131,551	126,295

Total comprehensive income (loss) for the year	15,901,410	(7,409,578)	(2,090,035)
Comprehensive income (loss) attributable to:
Shareholders of the Company	15,904,973	(7,273,894)	(2,214,953)
Non-controlling interest	(3,563)	(135,684)	124,918
	15,901,410	(7,409,578)	(2,090,035)

The accompanying notes are an integral part of these consolidated financial statements.

(7)

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

(in Canadian dollars)

	Attributable to equity owner of the Company
Number of shares		Share capital	Contributed surplus	Accumulated other comprehensive income	Deficits	Subtotal	Non-controlling interest	Total equity
		$	$	$	$	$	$	$
Balance – January 1, 2013	50,348,215	41,758,037	7,939,681	173,246	(41,831,667)	8,039,297	2,425,368	10,464,665
Net income (loss) for the year	-	-	-	-	(3,144,525)	(3,144,525)	201,220	(2,943,306)
Contribution from non-controlling interest (note 11)	-	-	-	-	-	-	2,573,910	2,573,910
Other comprehensive income (loss)	-	-	-	929,572	-	929,572	(76,302)	853,270
Share-based compensation	-	-	993,331	-	-	993,331	-	993,331
Balance – December 31, 2013 50,348,215		41,758,037	8,933,012	1,102,818	(44,976,192)	6,817,675	5,124,196	11,941,871
Balance - January 1, 2014	50,348,215	41,758,037	8,933,012	1,102,818	(44,976,192)	6,817,675	5,124,196	11,941,871
Net loss for the year	-	-	-	-	(7,354,162)	(7,354,162)	(143,632)	(7,497,794)
Other comprehensive income	-	-	-	80,268	-	80,268	7,948	88,216
Proceeds on issuance of shares from exercise of options	166,666	124,720	(51,387)	-	-	73,333	-	73,333
Share-based compensation	-	-	297,588	-	-	297,588	-	297,588
Balance - December 31, 2014	50,514,881	41,882,757	9,179,213	1,183,086	(52,330,354)	(85,298)	4,988,512	4,903,214

Balance - January 1, 2015	50,514,881	41,882,757	9,179,213	1,183,086	(52,330,354)	(85,298)	4,988,512	4,903,214

Net income (loss) for the year	-	-	-	-	14,361,342	14,361,342	(40,786)	14,320,556
Other comprehensive income	-	-	-	1,580,854	-	1,580,854	37,223	1,618,077
Elimination of non-controlling interest related to sale of Minco Resources	-	-	-	-	-	-	(4,984,949)	(4,984,949)
Proceeds on issuance of shares from exercise of options	66,500	29,066	(11,776)	-	-	17,290	-	17,290
Share-based compensation	-	-	80,248	-	-	80,248	-	80,248
Balance - December 31, 2015	50,581,381	41,911,823	9,247,685	2,763,940	(37,969,012)	15,954,436	-	15,954,437

The accompanying notes are an integral part of these consolidated financial statements.

(8)

Minco Gold Corporation

(An exploration stage enterprise)

Consolidated Statements of Cash Flow

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

	2015	2014	2013
Cash flow provided by (used in)	$	$	$
Operating activities
Net income (loss) for the year 14,320,556		(7,497,794)	(2,943,305)
Adjustments for:
Amortization	34,363	67,180	66,746
Equity loss (gain) on investment in Minco Silver	(1,259,391)	321,972	656,132
Dilution loss	-	78,177	77,414
Loss on partial disposal of equity investment in Minco Silver	-	399,536	-
Impairment of equity investment in Minco Silver	-	4,205,816	-
Impairment on property, plant and equipment	-	8,784	-
Foreign exchange loss (gain)	(227,257)	17,603	21,496
Gain on sale of Minco Resource	(15,111,348)	-	-
Gain from legal settlement (note 10)	(51,745)	(148,739)	(1,343,638)
Gain on sale of exploration permits (note 8(b))	-	(376,937)	-
Share-based compensation (note 12 (b))	80,248	297,588	993,331
Unrealized loss on marketable securities	-	-	1,470
Changes in items of working capital:
Receivables	10,454	(82,144)	65,139
Due from related parties	501,491	41,368	1,034,808
Prepaid expenses and deposits	(140,315)	(73,151)	75,151
Accounts payable for Changkeng permit	-	-	(4,711,920)
Accounts payable and accrued liabilities	91,603	19,141	(36,317)
Net cash used in operating activities	(1,751,341)	(2,721,600)	(6,043,493)
Investing activities
Loan receivable	-	-	(1,641,900)
Net cash outflow from sale of Minco Resources and its subsidiaries	(1,354,041)	-	-
Proceeds from loan receivable (note 8(a))	-	-	1,641,900
Proceeds from legal settlement (note 10)	94,472	720,095	801,395
Proceeds from partial disposal of investment in Minco Silver (note 9)	-	1,500,000	-
Proceeds from sales of exploration permits (note 8(b))	-	376,937	-
Purchase of or proceeds from sale of property, plant and equipment	13,693	(13,772)	(29,301)
Redemption of short-term investments	6,068,564	-	5,205,562
Net cash generated from investing activities	4,822,688	2,583,260	5,977,656
Financing activities
Advance from non controlling interest shareholders	-	258,471	159,417
Proceeds from stock option exercises	17,290	73,333	-
Advance from Minco Silver Corporation	-	-	1,300,000
Net cash generated from financing activities	17,290	331,804	1,459,417
Effect of exchange rate changes on cash and cash equivalents	387,994	125,765	141,175
Increase in cash and cash equivalents	3,476,631	319,229	1,534,755
Cash and cash equivalents- Beginning of year	2,117,038	1,797,809	263,054
Cash and cash equivalents - End of year	5,593,669	2,117,038	1,797,809
Cash paid for income tax	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

(9)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

1.	General information and significant transaction with Minco Silver

Minco Gold Corporation (“Minco Gold” or the “Company”) was incorporated in 1982 under the laws of British Columbia, Canada as Cap Rock Energy Ltd. The Company changed its name to Minco Gold in 2007. The Company is an exploration stage enterprise engaged in exploration and evaluation of gold-dominant mineral properties and projects. After the disposition of properties in China, the Company is currently review mineral properties of merit. The registered office of the Company is 2772 – 1055 West Georgia Street, British Columbia, Canada. The Company has listed its common shares on the Toronto Stock Exchange (“TSX”) under the symbol “MMM”, and the NYSE MKT under the symbol “MGH”.

As at December 31, 2015, Minco Gold owned a 18.45% (December 31, 2014 – 18.45%) equity interest in Minco Silver Corporation (“Minco Silver”), which is accounted for as a significantly influenced investment in an associate. Minco Silver was incorporated in British Columbia, Canada and its Common Shares are listed on the Toronto Stock Exchange (“TSX”) and trades under the symbol “MSV”.

On May 22, 2015, the Company entered into the share purchase agreement (“SPA”) with Minco Silver and Minco Silver’s wholly-owned subsidiary, Minco Investment Holding HK Ltd. (“Minco Investment”). Pursuant to the SPA, the Company sold all of the issued and outstanding shares of its wholly-owned subsidiary, Minco Resources Limited (“Minco Resources”), which held interests in Minco Mining (China) Corporation (“Minco China”) to Minco Investment. Minco China consolidated certain subsidiaries including Yuanling Minco Mining Ltd. (“Yuanling Minco”), Tibet Minco Mining Co. Ltd. (“Tibet Minco”), Huaihua Tiancheng Mining Ltd. (“Huanihua Tiancheng”), a legal ownership of Foshan Minco Mining Co. Ltd. (“Foshan Minco”) and a 51% interest in Guangdong Mingzhong Mining Co. Ltd. (“Mingzhong”), which owned the Changkeng Gold Project. With the disposal of Minco Resources (and indirectly, the Company’s ownership of Minco China), the trust agreement related to the funding of the Fuwan Project was eliminated (note 15).

The selling price was $13,716,397, net of other adjustment of $15,863. In accordance with the SPA, $3,700,000 of the sales price was applied to settle outstanding amounts due from the Company to Minco Silver. This sale transaction was completed on July 31, 2015.

The Company has calculated a gain of $18,467,407 on the sale, based on the consideration received of $13,716,397 and the negative carrying value of its investment in the net assets of Minco Resources in the amount of $4,340,686. This resulted in a total gain of $18,057,083, which was reduced by $69,000 to account for the transaction cost and further adjusted to include the reclassification of cumulative translation adjustments of $479,324 relating to the disposed of entity. The negative carrying value of the net assets sold also includes a non-controlling interest of $4,984,949, which relates to the 49% interest of Mingzhong that was not owned by the Company. Due to Minco Gold’s 18.45% ownership in Minco Silver, an unrealised gain in the amount of $3,407,237 was recorded as a reduction of Minco Gold’s equity investment in Minco Silver and the remaining amount resulted in a realised gain of $15,060,170 recorded in net income.

Three assets have been retained by the Company including the contingent receivable from a legal settlement with 208 Team and the Gold Bull Mountain and Longnan exploration permits.

Minco Gold has entered into a trust agreement with Minco Silver and Minco China where Minco China holds the above retained assets in trust for Minco Gold.

(10)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

1.	General information and significant transaction with Minco Silver (continued)

The majority of the consideration was received in the form of a short-term investment (note 6) and net cash out flow of $1,354,041 as result of the transaction mainly represented cash balances within the entities sold.

2.	Basis of preparation

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were approved by the board of directors for issue on March 31, 2016.

3.	Summary of significant accounting policies

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

Consolidation

The consolidated financial statements include the accounts of Minco Gold, and through to July 31, 2015, as described in Note 1, its wholly-owned Chinese subsidiaries Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Tibet Minco Mining Co. Ltd. (“Tibet Minco”) and Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”); its wholly owned Hong Kong subsidiary Minco Resources Limited (“Minco Resources”) and its 51% interest in Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”).

Information about the Company’s holding in its former subsidiaries:

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

(11)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

As of August 1, 2015 through to the year-ended December 31, 2015, the Company had no subsidiaries.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and held at banks and short-term investments with an original maturity of 90 days or less, which are readily convertible into a known amount of cash.

Short term investment

Short term investment consists of term deposits with maturity dates between 90 days and 1 year.

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

(12)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

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

The functional currency of the Company’s Chinese subsidiaries, disposed of in the year, was Renminbi (“RMB”).

The financial statements of the Company’s Chinese subsidiaries (“foreign operations”), prior to the disposal, were translated into the Canadian dollar presentation currency as follows:

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

(13)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

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

(ii) Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash and cash equivalents, short-term investment, receivables, and due from related parties. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment, if necessary.

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

(14)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

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

(15)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

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

(16)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

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

Accounting standards and amendments issued but not yet applied

IFRS 9, Financial Instruments, addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments: Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities are largely carried forward from the existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. The effective date of this new standard will be for periods beginning on or after January 1, 2018 with early adoption permitted. The Company has not yet assessed the impact of this standard or determined whether it will adopt earlier.

(17)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

IFRS 16, Leases, replaces the previous leases standard IAS 17, Leases and Related Interpretations, and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (lessee) and the supplier (lessor). Effective January 1, 2019, an entity can choose to apply IFRS 16, but only if it also applies IFRS 15, Revenue from Contracts with Customers. The Company will evaluate the impact of the change to the consolidated financial statements based on the characteristics of leases outstanding at the time of adoption.

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

Significant Influence of Minco Silver

Management has assessed the level of influence that the Company has on Minco Silver and determined that it has significant influence even though its shareholding, beginning on April 22, 2014 is below 20%. This is because of the representation on Minco Silver’s board, common CEO and other shared management.

Impairment

At each reporting date, management conducts a review to determine whether there is any objective evidence that the investment in associate is impaired. This determination requires significant judgment. In making this judgment, management evaluates among other factors, the movements in the trading share price of Minco Silver and other commercial activities impacting Minco Silver.

If objective evidence of impairment exists, then the Company recognizes an impairment loss in the statement of income (loss) to the extent that the estimated recoverable amount is less than the carrying value.

As at December 31, 2015, management evaluated its equity investment in Minco Silver for indications that the impairment loss that had been recognized in the first quarter of fiscal 2015 either no longer existed or had decreased. The company concluded that due to the positive developments in Minco Silver, which included the acquisition of Minco Resources and the related activities associated with the Changkeng project, accompanied by a corresponding increase in the market value of Minco Silver’s share price, that there were indicators that impairment loss had reversed. As a result, management estimated the recoverable amount and reversed the previously recognized impairment.

(18)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

5.	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and guaranteed investment certificates with initial maturities of less than three months. As at December 31, 2015, cash and cash equivalents consisted solely of cash at banks and on hand of $5,593,669 which includes $5,557,926 (USD $4,007,446) denominated in USD (December 31, 2014 - $2,117,038 (USD $1,820,182)). The company did not hold any cash equivalents.

6.	Short-term investment

On July 31, 2015, the Company received short-term investments in the amount of $10,116,905 from Minco Silver, as consideration for the sale of Minco Resources and its subsidiaries. During the year, the Company redeemed $6,068,564 of the short-term investment received. As at December 31, 2015, short-term investments consist of $4,048,341 cashable guaranteed investment certificates, with maturity of one year on December 28, 2016 The yield on this investment is 1.4%.

(19)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

7.	Property, plant and equipment
	Leasehold improvements	Mining equipment	Motor vehicles	Office equipment and furniture	Total
	$	$	$	$	$

Year ended December 31, 2014
At January 1, 2014	19,012	67,710	87,299	3,922	177,943
Additions	-	-	-	14,203	14,203
Depreciation	(12,446)	(20,128)	(25,815)	(8,791)	(67,180)
Impairment loss	-	(8,784)	-	-	(8,784)
Exchange differences	-	2,240	6,076	800	9,116
At December 31, 2014	6,566	41,038	67,560	10,134	125,298

At December 31, 2014
Cost	95,628	433,109	352,074	408,965	1,289,776
Accumulated depreciation	(89,062)	(392,071)	(284,514)	(398,831)	(1,164,478)
Net book value	6,566	41,038	67,560	10,134	125,298

Year ended December 31, 2015
At January 1, 2015	6,566	41,038	67,560	10,134	125,298
Additions	-	-	-	1,300	1,300
Disposals	-	(34,223)	(62,631)	(17,330)	(114,184)
Depreciation	(6,566)	(8,839)	(12,240)	(7,136)	(34,781)
Exchange differences	-	2,024	7,311	23,460	32,795
At December 31, 2015	-	-	-	10,428	10,428

Cost	95,628	400,910	296,754	416,395	1,209,687
Accumulated depreciation	(95,628)	(400,910)	(296,754)	(405,967)	(1,199,259)
Net book value	-	-	-	10,428	10,428
(20)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

8.	Mineral interests

a)      Guangdong - Changkeng

Minco China and Tibet Minco, wholly owned subsidiaries of Minco China, are the controlling shareholders in Mingzhong with a 51% interest collectively.

Mingzhong signed an exploration permit transfer agreement with No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) and on January 5, 2008 Mingzhong received the Changkeng exploration permit (the “Changkeng Exploration Permit”). This exploration permit expires September 10, 2017.

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

On July 31, 2015, the Company’s equity investment, Minco Silver, completed the purchase of the Company’s subsidiaries that control the 51% interest of Mingzhong (note 1).

b)      Gansu - Longnan

Following the transaction in the year with Minco Silver, Minco China holds nine exploration permits in trust for the Company in the Longnan region of south Gansu province in China. The Longnan region is within the southwest Qinling gold field.The Longnan region consists of three projects according to their geographic distribution, type and potential of mineralization:

i)	Yangshan: including four exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area;
ii)	Yejiaba: including four exploration permits adjacent to the Guojiagou exploration permit; and
iii)	Xicheng East: including one exploration permit to the east extension of the Xicheng Pb-Zn mineralization belt.

The Company has spent a cumulative total of $12.4 million on exploration costs on the Longnan project as at December 31, 2015 (December 31, 2014 - $11.7 million).

On December 13, 2013, Minco China entered into an agreement with Gansu Yuandong Investment Co., Ltd (“YDIC”) in which the Company agreed to sell two exploration permits in the Xicheng East and Yejiaba area to YDIC for RMB 0.8 million ($170,973. The process of transferring the titles to the two permits to YDIC was pending approval by Gansu province and the proceeds were not received as at December 31, 2015.

(21)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

8.	Mineral interests (continued)

On December 26, 2014, Minco China entered into an agreement with Beijing Runlong Investment Limited Company (“Beijing Runlong”) in which the Company agreed to sell four exploration permits in the Yangshan area to Beijing Runlong for total cash proceeds of RMB 3,200,000 ($604,618). The process of transferring the titles to the four permits to Beijing Runlong was pending approval by Gansu province and the proceeds were not received as at December 31, 2015. The Company did not record any receivable due to the uncertainty of collectability.

Beijing Runlong must make the following payments to Minco China:

iv)	5% of the total cash proceeds within 20 working days from the date of signing the agreement (not received)
v)	45% of the total cash proceeds upon receiving the approval of the transfer from the Provincial land and resources administrative authority, before submitting to the Ministry of Land and Resources (not received); and
vi)	50% of the total cash proceeds within 5 days upon receiving the approved exploration rights license (not received).
c)	Hunan - Gold Bull Mountain

Minco China’s wholly owned subsidiary Yuanling Minco owns the Gold Bull Mountain Exploration permit. Following the transaction in the year with Minco Silver, Minco China through Yuanling Minco holds the Gold Bull Mountain exploration permit, which expires on June 28, 2017, in trust for the Company.

The following is a summary of exploration costs, net of recoveries, incurred by each project:

				Cumulative to
	December 31,	December 31,	December 31,	December 31,
	2015	2014	2013	2015
	$	$	$	$
Currently active properties:
Gansu
- Longnan	626,815	894,646	1,262,074	12,367,711
Guangdong
- Changkeng	122,652	244,784	(361,010)	8,285,703
Hunan
- Gold Bull Mountain	43,508	36,862	24,031	2,316,611
Guangdong
- Sihui	106	1,525	2,863	6,099

Total	793,081	1,177,817	927,958	22,976,125
(22)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

9.	Equity investment in Minco Silver Corporation

On April 22, 2014, the Company sold 2,000,000 common shares of Minco Silver for cash proceeds of $1,500,000 which decreased the Company’s equity interest in Minco Silver from 21.81% to 18.45%. As a result of this transaction, the Company recognized a loss on partial disposition of its investment in Minco Silver of $558,333, a resulting reduction in the carrying value of the investment in associate of $2,058,333 and reclassified the gain of $158,797 relating to the Company’s share of other comprehensive income (loss) amounts of its equity investment in Minco Silver, resulting in an overall net loss on partial disposition of its investment in Minco Silver of $399,536.

The Company determined that it continued to hold significant influence over Minco Silver despite the Company owning less than 20% of the voting rights of Minco Silver. The Company continues to have the ability to influence Minco Silver through its board representation, common CEO and shared management positions between the Company and Minco Silver.

As at December 31, 2015, the Company owned 11,000,000 common shares of Minco Silver (December 31, 2014 – 11,000,000 and 2012 - 13,000,000 common shares).

As at December 31, 2015, management evaluated its equity investment in Minco Silver for indications that the impairment loss that had been recognized in the first quarter of fiscal 2015 either no longer existed or had decreased. The company concluded that due to the positive developments in Minco Silver, which included the acquisition of Minco Resources and the related activities associated with the Changkeng project, accompanied by a corresponding increase in the market value of Minco Silver’s share price, that there were indicators that impairment loss had reversed. As a result, management estimated the recoverable amount and reversed the previously recognized impairment.

	2015	2014	2013
	$	$	$
As at January 1, Equity investment in Minco Silver	6,820,000	13,368,836	13,375,407
Dilution loss	-	(78,177)	(77,414)
Share of associate’s income (loss)	1,259,391	(321,972)	(656,132)
Share of other comprehensive income of Minco Silver	1,958,940	115,462	726,975
Partial disposition	-	(2,058,333)	-
Unrealised gain on disposition of Minco Resources	(3,407,237)	-	-
Impairment	-	(4,205,816)	-
As at December 31, Equity investment in Minco Silver	6,631,094	6,820,000	13,368,836

(23)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

9.	Equity investment in Minco Silver Corporation (continued)

The following is a summary of Minco Silver’s balance sheet and reconciliation to carrying amounts as at December 31, 2015 and 2014:

	December 31,	December 31,
	2015	2014
	$	$
Cash and cash equivalents	26,202,564	11,938,544
Other current assets	33,039,404	48,582,255
Mineral interests	63,676,055	31,621,827
Property, plant and equipment	434,999	422,012
Current liabilities	638,549	419,592
Shareholders' equity	122,714,472	92,145,046
Reconciliation to carrying amounts:

Minco Gold’s share in percentage	18.45%	18.45%
Minco Gold’s share of net assets of Minco Silver	22,640,820	17,000,761
Differences between Minco Gold’s share and carrying value	(16,009,726)	(10,180,761)
Carrying value of investment in Minco Silver	6,631,094	6,820,000

The following is a summary of Minco Silver’s income statement for the years ended December 31, 2015, 2014, and 2013:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2015	2014	2013
	$	$	$
Administrative recovery (expenses)	1,368,238	(2,336,876)	(3,458,998)
Interest income	911,213	980,945	806,038
Net income (loss) for the year	6,680,947	(1,665,516)	(2,987,033)
Other comprehensive income for the year
- Shareholders of the Company	10,619,461	470,514	3,309,545
- Non-controling interest	232,071	-	-
Comprehensive income (loss) for the year	17,532,479	(1,195,002)	322,512
(24)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

10.	Gain on legal settlement

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

On March 25, 2013, Minco China settled its claim against the 208 Team relating to the Agreement for an amount of RMB 14 million ($2.4 million). Minco China received RMB 5 million ($801,395) during 2013 and recognized a receivable of RMB 4 million ($699,688) as at December 31, 2013. The Company received RMB 4 million ($720,095) in January 2014.

On January 4, 2015, Minco China engaged a Chinese law firm to recommence legal action against 208 Team to recover the remaining RMB 5 million ($1,014,734) unpaid balance on a contingent fee basis whereby the Company will pay the Chinese law firm 50% of the net amount recovered.

On May 6, 2015, Minco China reached an agreement to settle its claim against the 208 Team for an amount of RMB 5.5 million ($1,138,472). The payments were to be received in following manner:

On the signing date of the agreement- RMB 500,000 ($98,940) (received on May 7, 2015)

On or before June 17, 2015- RMB 2,000,000 ($405,894) (outstanding)

On or before August 7, 2015- RMB 3,000,000 ($608,840) (outstanding)

As at December 31, 2015, Minco China had received RMB 500,000 ($98,941). Minco China recognized a net gain on the legal settlement of RMB 250,000 ($51,745) which represents the net proceeds from the initial payment after remittance of 50% of the payment under the contingent fee arrangement with the Chinese law firm. The remaining RMB 5 million ($1,014,734) balance due to be paid under the legal settlement has not been settled and therefore, has not been recognized as an asset as at December 31, 2015 due to the uncertainty of collectability of amount owing under the settlement agreement. Minco China, which is no longer a wholly-owned consolidated subsidiary of Minco Gold, advises that they have recommenced legal action in China seeking compensation.

(25)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

11.	Non-controlling interest

Below is summarized financial information for Mingzhong, the Company’s 51% formerly owned indirect subsidiary. The amounts disclosed are based on those included in the consolidated financial statement before inter-company eliminations.

Summarized statement for financial position

	December 31,	December 31,
	2015	2014
	$	$
NCI percentage	49%	49%
Current assets	-	1,234,149
Current liabilities	-	(1,321,620)
	-	(87,471)
Non-current asset	-	37,384
Net assets	-	50,087
Accumulated non-controlling interests	-	4,988,512

Summarized income statement

	Period from Jaunary 1 to July 31,	For the year-ended December 31,
	2015	2014
	$	$
Net loss	(101,050)	(290,477)
Other comprehensive income	75,966	16,226
Total comprehensive loss	(25,084)	(274,251)
Loss allocated to NCI	(40,786)	(143,632)

Summarized cash flows

	Period from January 1 to July 31,	For the year-ended December 31,
	2015	2014
	$	$
Cash flows from operating activities	(86,455)	(279,873)
Cash flows from financing activities	-	603,100
Effect of exchange rate changes on cash	37,233	82,790

(26)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

12.	Share capital
a.	Common shares

Authorized: 100,000,000 common shares without par value

b.	Stock options

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

For the year ended December 31, 2015, the Company granted stock options for 1,190,000 common shares to various employees, consultants and directors at a weighted exercise price of $0.24 per common share that vest over an 18-month period from the issuance date.

The maximum number of common shares reserved for issuance under the Stock Option Plan is 15% of the issued and outstanding common shares of the Company.

Minco Gold recorded $80,248 in share-based compensation expense for the year ended December 31, 2015 (December 31, 2014 - $297,588, December 31, 2013 - $993,331).

A summary of the options outstanding is as follows:

	Number outstanding	Weighted average exercise price
		$
January 1, 2014	6,853,167	0.86

Granted	1,270,000	0.26
Forfeited	(166,666)	0.44
Cancelled	(836,000)	0.94
Expired	(660,000)	0.48

Balance, December 31, 2014	6,460,501	0.79

Granted	1,190,000	0.24
Exercised	(66,500)	0.26
Forfeited	(927,500)	0.55
Expired	(66,667)	0.93

Balance, December 31, 2015	6,589,834	0.72

The weighted average share price on the date of exercise was $0.30 in 2015 (2014 - $0.56, 2013 - $Nil). As at December 31, 2015, there was $83,716 (2014: $24,854) of total unrecognized compensation cost relating to unvested stock options.

(27)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

12.	Share capital (continued)

Options outstanding				Options exercisable

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
0.18 – 0.44	2,072,334	3.88	0.25	1,032,334	0.26
0.45 – 0.54	2,125,000	1.99	0.46	2,125,000	0.46
0.55 – 0.93	1,270,000	1.24	0.67	1,270,000	0.67
0.94 – 2.59	1,122,500	0.04	2.17	1,122,500	2.17
	6,589,834	2.11	0.72	5,549,834	0.81

The Company uses the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2015	2014	2013

Risk-free interest rate	0.78% - 1.68%	1.27% -1.68%	1.40% - 1.55%
Dividend yield	0%	0%	0%
Volatility	85% - 87%	87% - 89%	86% - 91%
Forfeiture rate	23%	23%	24%
Estimated expected lives	5 years	5 years	5 years

Option pricing models require the use of subjective estimates and assumptions including the expected stock price volatility. The stock price volatility is calculated based on the Company’s historical volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

(28)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

13.	Income tax

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to the loss before income taxes. These differences result from the following items:

	2015	2014	2013
	$	$	$

Net income (loss)	14,320,556	(7,497,794)	(2,943,305)

	26%	26%	25.75%

Income tax recovery at statutory rates	3,723,345	(1,949,427)	(757,901)
Non-taxable (deductible) expenses	19,159	(431,590)	(314,072)
Difference in tax rates	1,093,732	20,291	(92,885)
Difference in gain on disposition of Minco Resources	(6,662,076)	-	-
Reduction of tax attributes from sale of Minco Resources	6,668,881	-	-
Expiry of non-capital loss carry forward	300,755	279,602	87,867
Deferred income tax asset not recognized	(5,252,629)	1,664,315	1,054,613
Other	108,833	416,809	22,378

Provision for tax expenses	-	-	-

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of unrecognized deferred income tax assets and liabilities at December 31, 2015 and 2014 are as follows:

	2015	2014
	$	$

Deferred income tax assets (liabilities) not recognized
Non-capital loss	3,536,062	6,397,642
Resource expenditures	701,784	4,285,187
Capital assets	50,671	69,672
Investment in Minco Silver	(375,488)	(400,045)
Capital loss	1,070,899	393,426

	4,983,929	10,745,882

No deferred income tax asset has been recognized as realization is not considered probable due to the uncertainty of future taxable income.

(29)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

13.	Income tax (continued)

The Company has approximately $13,600,240 of operating losses in Canada. The expiries for Canadian non-capital loss carry forwards are as follows:

$

2026	1,442,234
2028	1,582,716
2029	1,270,045
2030	1,285,615
2031	1,933,078
2032	2,131,656
2033	1,535,838
2034	1,329,782
2035	1,089,276

13,600,240

14.	Commitments

The Company has commitments in respect of office leases requiring minimum payments (including a share of operating costs) of $485,065 as follows:

$

2016	207,885
2017	207,885
2018	69,295

485,065

The above lease commitment is related to a Vancouver office that is shared by Minco Silver and Minco Base Metal Corporation (Note 15). The Company has a contract to recover 70% of these lease payments from Minco Silver and Minco Base Metal Corporation.

15.	Related party transactions

Funding of Foshan Minco

Up to July 31, 2015, Minco Silver could not invest directly in Foshan Minco as Foshan Minco is legally owned by Minco China. All historical funding supplied by Minco Silver for exploration of the Fuwan Project must first go through Minco China via the Company and Minco Resources to comply with Chinese Law. In the normal course of business Minco Silver uses trust agreements when providing cash, denominated in US dollars, to Minco China via the Company and Minco Resources for the purpose of increasing the registered capital of Foshan Minco. Upon completion of the disposal of Minco Resources (note 1), the requirement for the trust structure was eliminated.

(30)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

15.	Related party transactions (Continued)

Shared office expenses

a)	Minco Silver and Minco Gold share offices and certain administrative expensesin Beijing up to July 31, 2015. Minco Silver,Minco Base Metals Corporation (“MBM”), a company with which the Company’s CEO has significant influence over, and Minco Gold share offices and certain administrative expenses in Vancouver.
At December 31, 2015, the Company had $177,330 due to Minco Silver (December 31, 2014 – $3,603,848), representing shared office expenses, and expenses in relation to the the Company’s remaining assets in China. In 2014, the amount due to Minco Silver consisted of $3,700,000 debt to Minco Silver and $96,152 of shared expenses due from Minco Silver. The $3,700,000 of debt was settled as part of the Company’s sale of the Changkeng Gold Project (note 1).

In the year ended December 31, 2015, the Company recovered $101,701 (December 31, 2014 – $124,833, December 31, 2013 - $157,296) in respect of rent and $563,588 (December 31, 2014 – $663,667, December 31, 2013 - $617,044) in respect of shared head office expenses and administration costs from Minco Silver.

b)	At December 31, 2015, the Company had $12,387 due from MBM (December 31, 2014 - $47,696), in relation to shared office expenses.

The amounts due are unsecured, non-interest bearing and payable on demand.

Key management compensation

Key management includes the Company’s directors and senior management. This compensation is included in exploration costs and administrative expenses.

For the years ended December 31, 2015, 2014 and 2013, the following compensation was paid to key management:

	2015	2014	2013
	$	$	$
Cash remuneration	333,729	270,693	341,537
Share-based compensation	67,405	215,202	736,294
Total	401,134	485,895	1,077,831

The above transactions were conducted in the normal course of business.

(31)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

16.	Geographical information

The Company’s business of exploration and development of mineral interests is considered as operating in one segment. The geographical division of the Company’s non-current assets is as follows:

Assets by geography	December 31, 2015

	Canada	China	Total
	$	$	$
Non-current assets	6,692,799	-	6,692,799

	December 31, 2014

	Canada	China	Total
	$	$	$
Non-current assets	6,888,410	108,165	6,996,575

17.	Financial instruments and fair value

As explained in Note 3, financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of income or comprehensive income. Those categories are: loans and receivables and other financial liabilities.

The following table summarizes the carrying value of financial assets and liabilities at December 31, 2015 and 2014:

December 31,		December 31,
	2015	2014
Loans and receivables	$	$
Cash	5,593,669	2,117,038
Short-term investment	4,048,341	-
Receivables	11,122	103,175
Due from related parties	12,387	47,696

Other Financial Liabilities
Accounts payables	405,550	311,552
Advance from non-controlling interest	-	453,463
Due to related party	177,330	3,603,848

The carrying value of the Company’s loans and receivables and financial liabilities approximate their fair value.

(32)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

17.	Financial instruments and fair value (continued)

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

Financial instruments that are not measured at fair value on the balance sheet are represented by cash and cash equivalents, short-term investments, receivable, due from related parties, account payable and accrued liabilities, due to related parties, and advance from non-controlling interest. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

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

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

o	Cash and cash equivalents– In order to manage credit and liquidity risk the Company places its cash with major financial institutions in two major banks in Canada (subject to deposit insurance up to $100,000). As at December 31, 2015, total cash of $5,593,669 was placed with two institutions.
o	Short-term investment – The Company places its short-term investment with a major financial institution in a major bank in Canada. As at December 31, 2015, total short-term investment was $4,048,341 (December 31, 2014 - $Nil).
(33)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014, and 2013

(in Canadian dollars)

17.	Financial instruments and fair value (continued)

Foreign exchange risk

The Company’s functional currency is the Canadian dollar in Canada. The foreign currency risk is related to US dollar funds held in the entity. Therefore the Company’s net earnings are impacted by fluctuations in the valuation of the US dollar in relation to the Canadian dollar.

The Company does not hedge its exposure to currency fluctuations. The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$5.6 million monetary assets as at December 31, 2015. This sensitivity analysis shows that a changed of +/- 10% in US$ foreign exchange rate would have a -/+ US$0.6 million impact on net loss.

Interest rate risk

The effective interest rate on financial liabilities (accounts payable) ranged up to 1%. The interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates because of changes in market interest rates. Cash entered into by the Company bear interest at a fixed rate thus exposing the Company to the risk of changes in fair value arising from interest rate fluctuations. A 1% increase in the interest rate in Canada will have a net (before tax) income effect of $96,000 (2014 - $21,000), assuming the foreign exchange rate remains constant.

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

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt and/or acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. As at December 31, 2015, the Company does not have any long-term debt.

(34)

Minco Silver Corporation

Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

(1)

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

Dr. Ken Cai                                                           Larry Tsang, CPA, CA

President and CEO                                                   Interim Chief Financial Officer

Vancouver, Canada

March 30, 2016

(2)

March 30, 2016

Independent Auditor’s Report

To the Shareholders of Minco Silver Corporation

We have audited the accompanying consolidated financial statements of Minco Silver Corporation, which comprise the consolidated statements of financial position as at December 31, 2015 and 2014 and the consolidated statements of operations and net income (loss), comprehensive income (l0ss), changes in shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Minco Silver Corporation as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

(3)

Index
		Page

Consolidated Financial Statements		5 - 10

	Consolidated Statements of Financial Position	5
	Consolidated Statements of Operations and Net Income (Loss)	6
	Consolidated Statements of Comprehensive Income (Loss)	7
	Consolidated Statements of Changes in Shareholders’ Equity	8
	Consolidated Statements of Cash Flows	9

Notes to the Consolidated Financial Statements		11 - 34

1	General information	11
2	Basis of preparation	11
3	Summary of significant accounting policies	11
4	Critical accounting estimates and judgments	18
5	Acquisition of Minco Resources	18
6	Cash and cash equivalents	19
7	Short-term investments	20
8	Mineral interests	20
9	Non-controlling interest	22
10	Investments	23
11	Property, plant and equipment	24
12	Share capital	25
13	Income taxes	28
14	Related party transactions	29
15	Geographical information	31
16	Commitments	31
17	Financial instruments and fair value	32
18	Capital management	34

(4)

Minco Silver Corporation

Consolidated Statements of Financial Position

(Expressed in Canadian dollars, unless otherwise stated)

December 31,		December 31,
2015		2014
Assets	$	$

Current assets
Cash and cash equivalents (note 6)	26,202,564	11,938,544
Short-term investments (note 7)	32,143,068	33,560,374
Receivables	517,359	370,903
Due from related parties (note 14)	177,330	3,603,847
Prepaid expenses and deposits	201,647	181,991
Investments (note 10)	-	10,865,140
	59,241,968	60,520,799

Mineral interests (note 8)	63,676,055	31,621,827
Property, plant and equipment (note 11)	434,999	422,012
	123,353,022	92,564,638
Liabilities

Current liabilities
Accounts payable and accrued liabilities	638,550	419,592
	638,550	419,592
Equity
Equity attributable to owners of the parent
Share capital (note 12(a))	106,630,256	106,630,256
Contributed surplus	22,977,633	22,615,759
Accumulated other comprehensive income	14,813,721	4,194,260
Deficit	(34,468,043)	(41,295,229)
	109,953,567	92,145,046
Non-controlling interest (note 9)	12,760,905	-
Total equity	122,714,472	92,145,046
Total liabilities and equity	123,353,022	92,564,638

Commitments (note 16)

Approved by the Board of Directors:

(signed) Maria Tang Director (signed) George Lian Director

The accompanying notes are an integral part of these consolidated financial statements.

(5)

Minco Silver Corporation

Consolidated Statements of Operations and Net Income (Loss)

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

	2015	2014	2013
	$	$	$
Administrative recovery (expenses)
Audit, legal and regulatory	284,789	246,236	328,194
Amortization	106,674	123,266	177,053
Consulting	161,074	226,390	68,633
Directors' fees	116,000	127,250	99,500
Field office expenses	860,980	686,418	563,576
Foreign exchange gain	(4,173,854)	(1,039,265)	(1,375,542)
Investor relations	16,297	15,350	175,225
Office administration expenses	237,310	205,984	185,053
Property investigation	31,331	169,852	72,665
Rent	376,544	356,736	290,930
Salaries and benefits	440,095	431,477	451,214
Share-based compensation (note 12(b))	146,742	750,226	2,393,720
Travel and transportation	27,780	36,956	28,777

Operating income (loss)	1,368,238	(2,336,876)	(3,458,998)

Finance and other income (expenses)
Gain on disposal of investment (note 10)	4,792,888	-	-
Interest income	911,213	980,945	806,038
Other expenses (note 14(a))	(391,392)	(309,585)	(334,073)
	5,312,709	671,360	471,965
Net income (loss) for the year	6,680,947	(1,665,516)	(2,987,033)

Net income (loss) attributable to:
Shareholders of the Company	6,827,186	(1,665,516)	(2,987,033)
Non-controlling interest	(146,239)	-	-
	6,680,947	(1,665,516)	(2,987,033)
Income (loss) per share – basic and diluted	0.11	(0.03)	(0.05)
Weighted average number of common shares outstanding – basic and diluted	59,631,418	59,590,457	59,165,144

The accompanying notes are an integral part of these consolidated financial statements.

(6)

Minco Silver Corporation

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

	2015	2014	2013
	$	$	$
Net income (loss) for the year	6,680,947	(1,665,516)	(2,987,033)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss: Unrealized gain (loss) on investment, net of tax (note 10)	7,125,020	(3,024,176)	-
Realized gain reclassified to net income (loss) on disposal of investment, net of tax (note 10)	(4,100,844)	-	-
Exchange differences on translation from functional to presentation currency	7,827,356	3,494,690	3,309,545
Other comprehensive income for the year	10,851,532	470,514	3,309,545

Comprehensive income (loss) for the year	17,532,479	(1,195,002)	322,512

Comprehensive income (loss) attributable to:
Shareholders of the Company	17,446,647	(1,195,002)	322,512
Non-controlling interest	85,832	-	-
	17,532,479	(1,195,002)	322,512

The accompanying notes are an integral part of these consolidated financial statements.

(7)

Minco Silver Corporation

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

		Changes in Shareholders’ Equity
	Number of Shares	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Subtotal	Non-controlling interest	Total equity
		$	$	$	$	$	$	$

Balance - January 1, 2013	59,041,418	105,669,226	18,555,614	414,201	(36,642,680)	87,996,361	-	87,996,361

Net loss for the year	-	-	-	-	(2,987,033)	(2,987,033)	-	(2,987,033)
Other comprehensive income	-	-	-	3,309,545	-	3,309,545	-	3,309,545
Share-based compensation	-	-	3,859,945	-	-	3,859,945	-	3,859,945
Issuance of shares for restricted share units	280,000	459,200	(459,200)	-	-	-	-	-
Proceeds on issuance of shares from exercise of options	6,667	12,410	(5,410)	-	-	7,000	-	7,000
Balance – December 31, 2013	59,328,085	106,140,836	21,950,949	3,723,746	(39,629,713)	92,185,818	-	92,185,818

Balance - January 1, 2014	59,328,085	106,140,836	21,950,949	3,723,746	(39,629,713)	92,185,818	-	92,185,818

Net loss for the year	-	-	-	-	(1,665,516)	(1,665,516)	-	(1,665,516)
Other comprehensive income	-	-	-	470,514	-	470,514	-	470,514
Share-based compensation	-	-	1,135,564	-	-	1,135,564	-	1,135,564
Issuance of shares for restricted share units	280,000	459,200	(459,200)	-	-	-	-	-
Proceeds on issuance of shares from exercise of options	23,333	30,220	(11,554)	-	-	18,666	-	18,666
Balance – December 31, 2014	59,631,418	106,630,256	22,615,759	4,194,260	(41,295,229)	92,145,046	-	92,145,046

(8)

Minco Silver Corporation

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

Changes in Shareholders’ Equity
Number of Shares		Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Subtotal	Non-controlling interest	Total equity
		$	$	$	$	$	$	$
Balance - January 1, 2015	59,631,418	106,630,256	22,615,759	4,194,260	(41,295,229)	92,145,046	-	92,145,046

Non-controlling interest in acquisition	-	-	-	-	-	-	12,675,073	12,675,073
Net income (loss) for the year	-	-	-	-	6,827,186	6,827,186	(146,239)	6,680,947
Other comprehensive income	-	-	-	10,619,461	-	10,619,461	232,071	10,851,532
Share-based compensation	-	-	361,874	-	-	361,874	-	361,874
Balance – December 31, 2015	59,631,418	106,630,256	22,977,633	14,813,721	(34,468,043)	109,953,567	12,760,905	122,714,472

The accompanying notes are an integral part of these consolidated financial statements.

(9)

Minco Silver Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

	2015	2014	2013
	$	$	$
Operating activities
Net income(loss) for the year	6,680,947	(1,665,516)	(2,987,033)
Adjustments for:
Amortization	106,674	123,266	177,053
Foreign exchange gain	(4,173,854)	(1,038,828)	(1,377,671)
Share-based compensation (note 12(b))	146,742	750,226	2,393,720
Gain on disposal of investment	(4,792,888)	-	-

Changes in items of working capital:
Receivables	(28,020)	(57,907)	(122,736)
Prepaid expenses and deposits	115,728	257,126	1,530
Accounts payable and accrued liabilities	4,695	(115,171)	(9,625)
Due from related parties (note 14)	(428,425)	(16,819)	(1,302,596)
Net cash used in operating activities	(2,368,401)	(1,763,623)	(3,227,358)

Financing activities
Proceeds from stock option exercises	-	18,666	7,000
Net cash generated from financing activities	-	18,666	7,000

Investing activities
Development costs	(1,811,422)	(1,550,105)	(2,378,304)
Advances from related parties	-	-	(1,300,000)
Cash inflows as result of acquisition of Changkeng Gold Project (note 5)	1,347,693	-	-
Proceeds from (purchase of) investments (note 10)	18,682,204	(13,889,316)	-
Property, plant and equipment	7,164	(29,828)	(34,487)
Purchase of short-term investments	(16,941,170)	(14,430,923)	(11,326,456)
Redemption of short-term investments	11,288,990	18,683,677	17,216,279
Net cash generated from (used in) investing activities	12,573,459	(11,216,495)	2,177,032

Effect of exchange rates on cash	4,058,962	1,319,482	2,037,542

Increase (decrease) in cash and cash equivalents	14,264,020	(11,641,970)	994,216
Cash and cash equivalents - Beginning of year	11,938,544	23,580,514	22,586,298
Cash and cash equivalents - End of year	26,202,564	11,938,544	23,580,514
The accompanying notes are an integral part of these consolidated financial statements.

(10)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

1.	General information

Minco Silver Corporation (“Minco Silver” or the “Company”) is engaged in exploring, evaluating and developing precious metals mineral properties and projects. Minco Silver was incorporated on August 20, 2004 under the laws of British Columbia, Canada and its Common Shares are listed on the Toronto Stock Exchange (“TSX”) and trades under the symbol “MSV”. The Company’s registered office is 2772 – 1055 West Georgia Street, Vancouver, British Columbia, Canada.

As at December 31, 2015, Minco Gold Corporation (“Minco Gold”) owned an 18.45% (December 31, 2014 – 18.45%) equity interest in Minco Silver.

2.	Basis of preparation

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved by the board of directors for issue on March 30, 2016.

3.	Summary of significant accounting policies

Consolidation

These consolidated financial statements include the accounts of Minco Silver Corporation and its wholly owned subsidiaries, Minco Yinyuan Co. (“Minco Yinyuan”), Minco Investment Holding HK Ltd (“Minco HK”), Foshan Minco Fuwan Mining Co. Ltd. (“Foshan Minco”), Zhongjia Jinggu Limited (“Zhongjia”), Minco Resource Limited (“Minco Resources”), Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Tibet Miming Co. Ltd. (“Tibet Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua”), Beijing Minco International Resources Investment Services Ltd. (“Minco International Resources”) and its 51% interest in Mingzhong Mining Co. Ltd. (“Mingzhong”). Foshan Minco is subject to a 10% net profit interest held by Guangdong Geological Bureau (“GGB”). The Company, indirectly through Foshan Minco owns 90% of Zhongjia.

Information about subsidiaries:

Name	Principal activities (ownership interest)	Country of Incorporation
Minco Yinyuan	Treasury company (100%)	China
Minco HK	Holding company (100%)	China
Foshan Minco	Exploring, evaluating and developing mineral properties (90%)	China
Zhongjia	Service company (90%)	China
Minco China	Exploring and evaluating mineral properties (100%)	China
Yuanling Minco	Exploring and evaluating mineral properties (100%)	China
Tibet Minco	Exploring and evaluating mineral properties (100%)	China
Huaihua	Exploring and evaluating mineral properties (100%)	China
Minco Resources	Holding company (100%)	China
Mingzhong	Exploring and evaluating mineral properties (51%)	China
Minco International Resources	Investment and service company (100%)	China

(11)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

(12)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

(13)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

The criteria used to determine if objective evidence of impairment exists include:

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

Computer, Office Equipment and Furniture                       5 years

Mining Equipment                                                           5 years

Site Motor Vehicles                                                        10 years

Leasehold Improvements                                                 remaining lease term

(14)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

(15)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

(16)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

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

If the estimated cost does not relate to an asset, it is charged to earnings in the period in which the event giving raises to the liability occu4s.

As at December 31, 2015 and 2013, the Company did not have any provision for restoration and rehabilitation.

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

Earnings per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. If the Company incurs net losses in a fiscal year, basic and diluted losses per share are the same.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Accounting standards and amendments issued but not yet applied

IFRS 9 is a comprehensive standard to replace IAS 39, Financial Instruments: Recognition and Measurement. It includes requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting. An early adoption of this standard is permitted; however, the mandatory adoption date is for annual periods beginning on or after January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(17)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

3.	Summary of significant accounting policies (continued)

IFRS 16 replaces the previous leases standard IAS 17, Leases and Related Interpretations, and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (lessee) and the supplier (lessor). Effective January 1, 2019, an entity can choose to apply IFRS 16, but only if it also applies IFRS 15, Revenue from Contracts with Customers. The Company will evaluate the impact of the change to the consolidated financial statements based on the characteristics of leases outstanding at the time of adoption.

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

Management has assessed for impairment indicators for the Company’s mineral interests and has concluded that despite negative sentiments in the precious metals sector which contributed to the Company’s carrying amount of net assets exceeding its market capitalization, the Company plans to continue with its objective of developing the combined Fuwan / Changkeng project.

5.	Acquisition of Minco Resources

On May 22, 2015, the Company entered into a share purchase agreement (the “SPA”) with Minco Gold and Minco HK. Pursuant to the SPA, the Company agreed to purchase all of the issued and outstanding shares of Minco Gold’s wholly-owned subsidiary, Minco Resources, which holds Minco China. Minco China owns certain subsidiaries including legal ownership of Foshan Minco Fuwan Mining Co. Ltd. (“Foshan Minco”) and a 51% interest in Guangdong Mingzhong, which owns the Changkeng Gold Project. By acquiring control of Minco China, the Company obtained legal ownership of Foshan Minco and consequently no longer requires trust agreements related to the funding of the Fuwan Project. The acquisition closed on July 31, 2015.

This acquisition has been accounted for as an asset purchase, as Minco Resources and its subsidiaries did not meet the definition of a business as defined in IFRS 3 Business Combinations.

(18)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

5.	Acquisition of Minco Resources (continued)

The following summarizes the consideration paid and estimates of fair value of assets acquired and liabilities assumed:

$
Consideration
Short-term investment	10,016,397
Settlement of loan payable from Minco Gold to Minco Silver	3,700,000
Transaction costs	69,627
Total consideration	13,786,024

Net assets acquired	$
Cash	1,249,209
Receivables	91,901
Prepaid expenses and deposits	126,035
Property, plan, and equipment	76,555
Mineral interest	25,312,695
Accounts payable and accrued liabilities	(195,595)
Due to related parties	(199,703)
Minority interest share of the assets acquired	(12,675,073)
13,786,024

Majority of the consideration was paid in the form of a short-term investment and net cash inflow of $1,347,693 as result of the transaction mainly represented cash balances within the entities acquired.

6.	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and term deposits with initial maturities of less than three months.

	As at December 31, 2015	As at December 31, 2014
	$	$
Cash	22,886,760	10,127,337
Term deposits	3,315,804	1,811,207
	26,202,564	11,938,544

(19)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

6.	Cash and cash equivalents (continued)

As at December 31, 2015, cash and cash equivalents of $11,482,616 (RMB 53,728,309) (December 31, 2014 - $2,451,024 (RMB 12,972,292)) are in China. Under Chinese law, cash advanced to the Company’s Chinese subsidiaries as registered share capital is maintained in the subsidiaries’ registered capital bank account. Remittance of these funds back to Canada requires approvals by the relevant government authorities or designated banks in China or both.

7.	Short-term investments

As at December 31, 2015, short-term investments consist of cashable guaranteed investment certificates with one year to maturity. The yields on these investments were between 1.22% and 3.08%. As at December 31, 2015, short-term investments of $22,079,638 (RMB 103,312,834 (December 31, 2014 - $13,822,164 (RMB 73,155,186)) are in China.

As at December 31, 2014, short-term investments consist of cashable guaranteed investment certificates with one year to maturity. The yields on these investments were between 1.68% and 3.30%.

8.	Mineral interests
$
Fuwan Silver Deposit (a)	37,565,101
Changkeng Project (c)	26,110,954
Total mineral interests	63,767,055
(a)	Fuwan Silver Deposit

Minco Silver has a 90% interest in Foshan Minco, the operating company and permit holder for the Fuwan project, subject to a 10% net profit interest held by GGB. There will be no distributions to or participation by GGB, until such time as Minco Silver’s investment in the project is recovered. GGB is not required to fund any expenditures related to the Fuwan project. The Exploration Permit for the Fuwan project is the Luoke-Jilinggang exploration permit, which expires on July 20, 2017. The Mining Area Permit which defines the mining limits of the Fuwan Silver Deposit and restricts the use of this land to mining activities expires on April 10, 2016.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered agreements or transfers.

(20)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

8.	Mineral interests (continued)

The following is a summary of project development costs capitalized to mineral interests from January 1, 2015 to December 31, 2015.

	2015	2014
	$	$

Opening Balance – January 1	31,621,827	27,369,966
Consulting fees	657,446	499,689
Salaries and benefits	147,761	340,509
Feasibility study	110,813	-
Share-based compensation	215,132	385,338
Mining design costs	18,826	16,288
Mining license application	181,992	401,287
Environment impact assessment	57,277	12,872
Travel	65,664	63,801
Other development costs	396,045	210,263
Foreign exchange	4,092,318	2,321,814
Ending Balance – December 31	37,565,101	31,621,827
(b)	Fuwan Silver Belt

In 2005, the Company acquired three additional silver exploration permits on the Fuwan belt, referred to as the Guanhuatang Property, the Hecun Property and the Guyegang-Sanyatang Property. The Company decided not to renew the Guanhuatang property permit, which expired April 7, 2014. The Guyegang-Sanyatang permit expirs on March 17, 2017. The Company has submitted the renewal application for the Hecun permit that was originally set to expire on April 7, 2014. The renewal applications are currently being processed by the Ministry of Land and Resources.

During the year ended December 31, 2015, the Company did not conduct any regional exploration activities on the Fuwan Silver Belt, except for maintaining the exploration permits.

(c)	Changkeng Project

During the year, the Company announced that it had completed the acquisition of Minco Gold’s 51% interest in the Changkeng Gold Project, which is held by Mingzhong (note 3). The Changkeng Project immediately adjoins the Fuwan Silver Deposit.

Mingzhong signed an exploration permit transfer agreement with No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) and on January 5, 2008 Mingzhong received the Changkeng exploration permit (the “Changkeng Exploration Permit”). This exploration permit expires on September 10, 2017. Prior to the acquisition of Minco Gold’s interest in Mingzhong, Minco Gold had assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to Minco Silver.

(21)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

8.	Mineral interests (continued)

As at July 31, 2015, Mingzhong completed the capital injection from the minority shareholders.

The following is a summary of project development costs capitalized to mineral interest from August 1, 2015, the date of acquisition to December 31, 2015:

2015
$

Opening Balance – August 1	-
Acquisition costs	25,312,695
Salaries and benefits	90,693
Drilling	142,863
Feasibility study	112,201
Other development costs	446
Foreign exchange	452,056
Ending Balance – December 31	26,110,954

9.	Non-controlling interest

Below is summarized financial information for Mingzhong, the Company’s 51% owned indirect subsidiary.

Summarized statement for financial position

December 31, 2015
$
NCI percentage	49%
Current assets	977,783
Current liabilities	154,860
822,923
Non-current asset	26,110,954
Net assets	26,933,877
Accumulated non-controlling interests	12,760,908
(22)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

9.	Non-controlling interest (continued)

Summarized income statement

For the period ended from August 1 to December 31, 2015
$
Net loss	146,239
Loss allocated to NCI	146,239

Summarized cash flows

For the period ended from August 1 to December 31, 2015
$
Cash out flows from operating activities	45,695
Cash out flows from investing activities	169,639

10.	Investments

Available for sale investments, as of and for the year ended December 31, 2015:

	Fair value	Fair value adjustment	Net disposals	Fair value
	December 31, 2014	December 31, 2014	May 21, 2015	December 31, 2015
	$	$	$	$
Common shares in Gold Road Resources Limited	10,865,140	7,817,064	(18,682,204)	-
Total	10,865,140	7,817,064	(18,682,204)	-

During the year ended December 31, 2014, the Company acquired 47,719,423 common shares in Gold Road Resources Limited, a publicly listed resource company traded on the ASX at a cost of $13,889,316.

During the year ended December 31, 2015, the Company disposed of all of its common shares of Gold Road Resources Limited for net proceeds of $18,682,204. As a result, the Company recorded a gain on disposal of the investment of $4,792,888 during the year ended December 31, 2015.

(23)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

11.	Property, plant and equipment
	Leasehold improvements	Mining equipment	Motor vehicles	Office equipment and furniture	Total
	$	$	$	$	$

Year ended December 31, 2014
At January 1, 2014	100,830	-	294,439	88,012	483,281
Additions	-	-	-	29,829	29,829
Depreciation	(44,322)	-	(46,984)	(31,960)	(123,266)
Exchange differences	3,000	-	22,975	6,193	32,168
At December 31, 2014	59,508	-	270,430	92,074	422,012

At December 31, 2014
Cost	408,294	-	500,258	359,124	1,267,676
Accumulated depreciation	(348,786)	-	(229,828)	(267,050)	(848,664)
Net book value	59,508	-	270,430	92,074	422,012

Year ended December 31, 2015
At January 1, 2015	59,508	-	270,430	92,074	422,012
Additions	-	30,087	39,347	7,122	76,556
Disposals	-	-	(14,924)	(28,697)	(43,621)
Depreciation	(5,308)	(3,249)	(61,921)	(36,196)	(106,674)
Exchange differences	4,190	(169)	49,344	33,361	86,726
At December 31, 2015	58,390	26,669	282,276	67,664	434,999

Cost	412,484	29,918	574,025	370,910	1,387,337
Accumulated depreciation	(354,094)	(3,249)	(291,749)	(303,246)	(952,338)
Net book value	58,390	26,669	282,276	67,664	434,999

(24)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

12.	Share capital
(a)	Common Shares

Authorized: Unlimited number of common shares without par value.

(b)	Long-term Incentive Plan

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

During the year ended December 31, 2015, the Company granted stock options for 1,690,000 common shares to its directors, officers and employees at a weighted exercise price of $0.42 per share that vest over an 18-month period from the grant date.

The Company recorded $200,326 of the option component of share-based compensation for the year ended December 31, 2015. Share-based compensation expense of $135,634 (2014 - $722,109, 2013 - $2,301,139) was recorded in the statement of operations and net loss and share-based compensation expense of $64,692 (2014 - $231,517, 2013 - $654,677) was capitalized to mineral interests.

A summary of the options outstanding is as follows:

	Number outstanding	Weighted average exercise price
		$

Balance, January 1, 2014	6,705,836	2.92

Granted	1,425,000	0.80
Exercised	(23,333)	0.80
Expired	(375,000)	1.21
Forfeited	(1,254,668)	2.83

Balance, December 31, 2014	6,477,835	2.58

Granted	1,690,000	0.42
Expired	(350,836)	3.03
Forfeited	(1,331,332)	1.72

Balance, December 31, 2015	6,485,667	2.16
(25)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

12.	Share capital (continued)

The weighted average share price on the day options were exercised was $Nil (2014 - $1.01, 2013 - $1.99). As at December 31, 2015, there was $186,241 (2014 - $75,211) of total unrecognized compensation cost relating to unvested options.

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
0.42 – 0.79	1,490,000	4.71	0.42	-	0.00
0.80 – 2.00	2,055,667	2.54	1.27	2,055,667	1.27
2.01 – 2.35	1,635,000	1.24	2.35	1,635,000	2.35
2.36 – 5.57	1,305,000	0.12	5.31	1,305,000	5.31
	6,485,667	2.23	2.16	4,995,667	2.68

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2015	2014	2013
Risk-free interest rate	0.46%-1.69%	1.21% - 1.69%	1.17%-1.76%
Dividend yield	0%	0%	0%
Volatility	71% - 76%	71% - 76%	70% - 100%
Forfeiture rate	27%	26%	26%
Estimated expected lives	5 years	5 years	5 years

Option pricing models require the use of subjective estimates and assumptions including the expected stock price volatility. The stock price volatility is calculated based on the Company’s historical volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

(26)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

12.	Share capital (continued)

Restricted Share Units, Performance Share Units

A summary of the RSUs outstanding is as follows:

	Number outstanding	Weighted average fair value
		$

Balance, January 1, 2014	280,000	1.64

Exercised	(280,000)	1.64

Balance, December 31, 2014 and 2015	-	-

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

During the year ended December 31, 2015, the Company recorded $Nil (2014 - $39,000) of share-based compensation for RSUs. Share-based compensation of $Nil (2014 - $3,900) was recorded in the statement of operations and net loss and share-based compensation expense of $Nil (2014 - $35,100) was capitalized to mineral properties.

A summary of the PSUs outstanding is as follows:

	Number outstanding	Weighted average fair value
		$

Balance, January 1, 2014	940,000	0.80

Forfeited	(55,000)	0.80

Balance, December 31, 2014	885,000	0.80

Forfeited	(150,000)	0.80

Balance, December 31, 2015	735,000	0.80
(27)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

12.	Share capital (continued)

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

During the year ended December 31, 2015, the Company recorded $161,548 (2014 - $142,938) of share-based compensation for PSUs. Share-based compensation of $11,108 (2014 - $24,217) was recorded in the statement of operations and net income (loss) and share-based compensation expense of $150,440 (2014 - $118,721) was capitalized to mineral properties.

13.	Income taxes

The Company has subsidiaries and one branch in China which are Minco Yinyuan, Foshan Minco, Minco China, Yuanling Minco, Tibet Minco, Huaihua, and Foshan Minco Beijing Branch.

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2015	2014	2013
	$	$	$
Income (loss) before income taxes	6,680,947	(1,665,518)	(2,987,033)

Statutory income tax rate	26%	26%	25.75%

Expected tax recovery at statutory income tax rate	1,737,046	(433,035)	(769,161)
Non-deductible expenses and other items	63,663	(118,206)	835,061
Difference in tax rates	(607,441)	13,434	(264,146)
Temporary differences from acquisition transaction	(3,435,860)	-	-
Change in deferred income tax asset not recognized	2,858,979	625,349	448,909
Foreign exchange	(616,387)	(87,542)	(250,663)

Income tax expense	-	-	-

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of unrecognized deferred income tax assets and liabilities at December 31, 2015 and 2014 are as follows:

	2015	2014
	$	$
Deferred income tax assets not recognized
Non-capital losses	5,313,066	2,605,758
Mineral interests	1,549,489	1,211,504
Investments	-	393,143
Other	34,708	220,319

	6,897,264	4,430,724
(28)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

13.	Income taxes (continued)

The Company has non-capital losses carried forward for Canadian income tax purposes which expire as follows:

$
2030	1,149,910
2031	1,880,258
2032	2,229,724
2034	1,470,692
6,730,575

14.	Related party transactions
(a)	Funding of Foshan Minco

Up to July 31, 2015, the Company was not able to invest directly in Foshan Minco as Foshan Minco was legally owned by Minco Gold. All historical funding supplied by the Company for exploration of the Fuwan Project went through Minco China via Minco Gold and Minco Resources to comply with Chinese law. In the normal course of business the Company used trust agreements when providing cash, denominated in US dollars, to Minco China via Minco Gold and Minco Resources for the purpose of increasing the registered capital of Foshan Minco.

Upon completion of the acquisition of the Changkeng Gold Project (note 5), the requirement for the trust structure was eliminated.

During the year ended December 31, 2013, the Company advanced US $20 million to Minco China via Minco Resources and Minco Gold in accordance with a trust agreement signed on April 30, 2013 in which Minco Silver agreed to advance US $20 million to Minco China to increase Foshan Minco’s registered capital. Minco China was to exchange these US funds into RMB.

Minco China is required to exchange the US dollars into RMB, before the money can be used to increase the registered capital of Foshan Minco. The exchange of US dollars into RMB requires approval from the State Administration of Foreign Exchange (“SAFE”). In order to obtain SAFE approval to effect the foreign currency exchange, Minco China, on behalf of Minco Silver has previously engaged a third party consultant to enter into purchase and sales transaction to exchange US dollars into RMB. During the year ended December 31, 2015, Minco China paid and accrued consultancy fees totaling RMB 1,304,709 ($268,100) (2014 – RMB 139,692 ($25,063), 2013 – RMB 1,697,520 ($281,888)) due to a third party, who assisted in the completion of currency exchange of the US funds into RMB.

(29)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

14.	Related party transactions (continued)

(b) Shared expenses

Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing up to July 31, 2015 and in Vancouver.

Amounts due from Minco Gold as at December 31, 2015 were $177,330 (December 31, 2014 – $3,603,847), representing the shared office expenses. As at December 31, 2014, the amount due from Minco Gold of $3,603,847, represented funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada, net of shared office expenses. This receivable was settled as part of the acquisition of the Chankeng Gold Project (note 5).

The amounts due are unsecured, non-interest bearing and payable on demand.

In the year ended December 31, 2015, the Company paid or accrued $101,701 (December 31, 2014 – $124,833, December 31, 2013 - $157,296) in respect of rent and $563,588 (December 31, 2014 – $663,667, December 31, 2013 - $617,044) in respect of shared head office expenses and administration costs to Minco Gold.

The above transactions are conducted in the normal course of business.

(c) Key management compensation

In the years ended December 31, 2015, 2014 and 2013, the following compensation was paid to key management. Key management includes the Company’s directors and senior management. This compensation is included in development costs and administrative expenses.

	Years ended December 31,
	2015	2014	2013
	$	$	$
Cash remuneration	784,608	1,026,436	1,039,674
Share-based compensation	274,632	745,925	2,751,426
	1,059,240	1,772,361	3,791,100

(30)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

15.	Geographical information

The Company’s business of exploration and development of mineral interest is considered as operating in one segment. The geographical division of the Company’s non-current assets is as follows:

Non-current assets by geography
		December 31, 2015
	Canada	China	Total
	$	$	$
Current assets	32,679,357	26,562,611	59,241,968
Non-current assets	12,459	64,098,595	64,111,054

		December 31, 2014
	Canada	China	Total
	$	$	$
Current assets	34,367,232	26,153,567	60,520,799
Non-current assets	20,022	32,023,817	32,043,839

16.	Commitments
(a)	The Company has commitments in respect of its portion of office leases in China and Canada, requiring minimum payments of $1,363,416, as follows:
$

2016	758,273
2017	539,934
2018	41,700
2019	7,053
2020 – 2022	16,456
1,363,416
(b)	The Company has commitments in respect of the Environmental Impact Assessment for the Fuwan Project and other various reports requiring payments of $300,000. The payments are anticipated to continue through to 2016.
(31)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

17.	Financial instruments and fair values

As explained in Note 3, financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of operations or comprehensive loss. Those categories are: fair value through profit or loss, loans and receivables, available-for-sale and other financial liabilities. The following table shows the carrying values of assets and liabilities for each of these categories at December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Loans and receivables	$	$
Cash and cash equivalents	26,202,564	11,938,544
Short-term investments	32,143,068	33,560,374
Receivables	517,359	370,903
Due from related parties	177,330	3,603,847
	59,040,321	49,473,668

Available-for-sale
Investments	-	10,865,140

	December 31, 2015	December 31, 2014
Other financial liabilities	$	$
Accounts payable and accrued liabilities	638,550	419,592

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

(32)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

17.	Financial instruments and fair values (continued)

Financial risk factors

The company’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), and liquidity risk. Risk management activities are carried out by management, who identifies and evaluates the financial risks.

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

The Company does not hedge its exposure to currency fluctuations. The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$22.3 million monetary assets at year-end.  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a -/+ US$2.2 million impact on net loss.

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

(33)

Minco Silver Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars, unless otherwise stated)

17.	Financial instruments and fair values (continued)

Liquidity risk

Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Company’s board of directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements. As at December 31, 2015, the Company has a positive working capital of approximately $58.7 million and therefore has sufficient funds to meet its current operating and exploration and development obligations. However, the Company will require significant additional funds to complete its plans for the construction of the Fuwan project.

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

As at December 31, 2015, the Company does not have any long-term debt and has sufficient funds to meet its current operating and exploration and development obligations.

(34)

 Item 19. Exhibits

Exhibit Number	Description
1.1*	Articles of Incorporation of Minco Gold Corporation
1.2*	Notice of Articles of Minco Gold Corporation
4.1*	Joint Venture agreement dated April 16, 2004 between Guangdong Geological Exploration and Development, the Company, Zhuhai Zhenjie Development Ltd and Foshan Baojiang Nonferrous Metals Corporation and Fushan Baojiang Nonferrous Metals Corporation
4.2*	Joint Venture agreement dated September 28, 2004 between Guangdong Geological Exploration and Zhenjie Development Ltd., Foshan Baojiang Nonferrous Metals Corp. and Guangdong Gold Corporation
4.3*	Confirmation agreement dated August 24, 2006 among the Company, Minco Silver and Minco China
4.4*	Assignment Agreement dated March 10, 2010 among the Company, Minco Silver and Minco China.
4.5*	Cost Sharing Agreement dated March 10, 2010 between the Company and Minco Silver.
4.6*	Co-operation Framework Agreement dated December 16, 2010 between Minco China, Inner Mongolia Urat Middle Banner Tugurige Gold Mine and The 208 Team of China National Nuclear Corporation
4.7*	Supplementary Agreement to the Co-operation Framework Agreement dated December 24, 2010 between Minco China, Inner Mongolia Urat Middle Banner Tugurige Gold Mine and The 208 Team of China National Nuclear Corporation.
4.8*	Trust Agreement dated June 9, 2011 between the Company, Minco Silver Corporation and Minco China.
4.9*	Share Exchange Agreement dated December 17, 2012 between the Company and Minco Resources Limited.
4.10*	Trust Agreement dated April 30, 2013 between the Company, Minco Silver Corporation and Minco China.
4.11*	Sale Agreement dated December 26, 2014 between the Company and Beijing Runlong Investment Limited Company.
4.13	Share Purchase Agreement dated May 22, 2015 between the Company, Minco Silver Corporation and Minco Investment Holdings HK Ltd.
4.14	Amended and Restated Declaration of Trust and Agency Agreement dated July 31, 2015 between the Company, Minco Silver Corporation, Yuangling Minco Mining Co. Ltd. and Huaihua Tiancheng Mining Ltd.
4.12*	Minco Gold Corporation Stock Option Plan
12.1	Certification of the President Pursuant to Rule 13(a)-14(a) or ISD -14(a) under the Exchange Act
12.2	Certification of the Chief Financial Officer Pursuant to Rule 13(a)-14(a) or ISD -14(a) under the Exchange Act
13.1	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Glossary of Geological Terms

* Incorporated by reference from our Form 20-Fs filed in prior years.