Form 20-F
period 2016-12-31
MINCO GOLD CORP
filed 2017-03-31
CIK 1020825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 20F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not Applicable

For the transition period from _____________  to ____________________

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
(Name, Telephone, Facsimile number and/or E-mail, and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares	NYSE MKT, Toronto Stock Exchange, Frankfurt Stock Exchange
Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016: 50,764,881 common shares.

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

Yes X No ☐

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

Yes ☐  No  ☒

INTRODUCTION AND USE OF CERTAIN TERMS

Minco Gold Corporation is incorporated under the laws of the province of British Columbia, Canada.  In this document, the terms "the Company", "we", our", "its" and "us" refer to Minco Gold Corporation and its consolidated (former) subsidiaries up to the period ended July 31, 2015 when these former subsidiaries were disposed. Where required, the term "Minco Gold" refers to Minco Gold Corporation as a standalone entity. The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), and are presented in Canadian dollars ("$"). The Company files reports and other information with the Securities and Exchange Commission (the "SEC"), located at 100 F St. NE, Washington, D.C. 20549. Copies of the Company’s filings with the SEC may be obtained by accessing the SEC’s website located at www.sec.gov.  Further, the Company also files reports under Canadian securities regulatory requirements on the System for Electronic Data Analysis and Retrieval ("SEDAR"). Copies of the Company’s reports filed on SEDAR can be obtained by accessing SEDAR’s website at www.sedar.com. The principal executive office of the Company is located at Suite 2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3R5, Tel: 604-688-8002, Fax: 604-688-8030, email address pr@mincomining.ca, and its website is www.mincogold.com.

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

Forward-looking statements are included throughout this document and include, but are not limited to, statements with respect to: the Company’s future growth, results of operations, performance and business prospects, opportunities, the Company’s investment strategy, investment process, and competitive advantage, growth expectation and opportunities, the availability of future acquisition opportunities and use of the proceeds from financing. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: the Company's receiving the necessary stock exchange approvals for its change of business to an investment issuer (see discussion in Item 3: Information on the Company - B. Business Overview); ability to identify and acquire investments to advance the Company’s investment strategies; the ability of the Company to execute on its investment strategies and objectives with satisfied returns. Our interest in mineral properties, through our investments in companies which are in mineral exploration and development business, may be challenged or impugned by third parties or governmental authorities; and affected by economic, political and social changes and legal system changes in the countries these investees are operating. Important risks and uncertainties are identified in more detail in the section of this Annual Report entitled "Item 3: Key Information – D. Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that forward‑looking statements containing forward looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All of the forward-looking statements contained in this document are expressly qualified, in their entirety, by this cautionary statement.  The various risks to which we are exposed are described in additional detail in this document under the section entitled "Item 3: Key Information – D. Risk Factors". The forward-looking statements are made as of the date of this document and the Company undertakes no obligation to update forward looking statements if circumstances or management’s estimates or opinions should change, except as required by applicable law. Users of this Annual Report are cautioned not to place undue reliance on forward looking statements.

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

TECHNICAL INFORMATION

This Annual Report contains information of a technical or scientific nature respecting the Company's mineral properties (the "Technical Information"). Technical Information is primarily derived from the documents referenced herein.  All Technical Information which appears in this Annual Report has been reviewed and approved by Thomas Wayne Spilsbury, an independent director of Minco Silver Corporation (“Minco Silver”), a company in which the Company held an 18.26% equity interest as at December 31, 2016. Mr. Spilsbury is a Member of the Association of Professional Engineers and Geoscientists of British Columbia (P Geo), a Member of the Australian Institute of Geoscientists, a Fellow of the Australasian Institute of Mining and Metallurgy CP (Geo) and is a "qualified person", as defined in NI 43-101. Minco Silver operates quality assurance and quality control of sampling and analytical procedures.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
The following selected financial information for the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012 is derived from the audited financial statements of the Company and the notes thereto, which are prepared in accordance with IFRS as issued by the IASB, and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5: Operating and Financial Review and Prospects" and “Item 18: Financial Statements”

The selected financial data and the information of the Company in the following table as at December 31, 2016 and 2015, and for the three years ended December 31, 2016 was derived from the audited consolidated financial statements presented in this Form 20-F.  The selected financial data and the information of the Company as at December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012 in the following table was derived from audited consolidated financial statements of the Company which are not presented in this form 20-F, but are available on SEDAR and EDGAR.

			Fiscal Year ended December 31,
	2016		2015		2014		2013		2012
	$		$		$		$		$
Operations Data
Loss from investments at fair value (i)		(990,000)		-		-		-		-
Operating loss (ii)		(1,585,106)		(2,273,317)		(2,484,102)		(2,298,719)		(4,002,930)
Finance and other income (expense) (ii)(iii)		8,802,174		16,593,873		(5,013,692)		(644,586)		(868,502)
Income (loss) from continuing operations		7,217,068		14,320,556		(7,497,794)		(2,943,305)		(4,871,432)
Income from discontinued operations		-		-		-		-		-
Net income (loss)		7,217,068		14,320,556		(7,497,794)		(2,943,305)		(4,871,432)
Income (loss) per Common share from continuing operations
-basic and diluted		0.14		0.28		(0.15)		(0.06)		(0.10)
Net income (loss) per Common share (basic and diluted)		0.14		0.28		(0.15)		(0.06)		(0.10)
Common shares used in calculations
Basic		50,687,496		50,566,749		50,488,078		50,348,215		50,348,215
Diluted		52,510,830		50,566,749		50,488,078		50,348,215		50,348,215
Consolidated Balance Sheet Data

Total assets	20,758,471	16,521,288	9,405,439	16,246,355	19,171,997
Total liabilities	211,427	566,852	4,502,225	4,304,484	8,707,332
Non-controlling interest	-	-	4,988,512	5,124,196	2,425,368
Net assets	20,547,044	15,954,436	4,903,214	11,941,871	10,464,665
Share capital	41,976,886	41,911,823	41,882,757	41,758,037	41,758,037
Dividends	-	-	-	-	-

(i) The Company determined it has met the definition of investment entity under IFRS 10 Consolidated financial statements as of November 11, 2016. As such, the Company commenced accounting for its investment in Minco Silver Corporation (“Minco Silver”) at fair value through profit or loss (“FVTPL”) starting November 11, 2016 in accordance with IAS 39 Financial Instruments: recognition and measurement (“IAS 39”).

(ii) The Company has reclassified certain amounts within its consolidated statement of income (loss), therefore the above tables have presented such amounts on a consistent basis for all periods presented above. Specifically, the Company classifies exploration cost (recovery), gain on legal settlement and gain on sales of exploration permits within operating expenses. Furthermore, the effect of foreign exchange gain (loss) has been excluded from operating expenses.

(iii) Finance and other income (expense) is primarily comprised of amounts arising from the equity accounting for its investment in associate (Minco Silver) through to November 11, 2016, gain on disposal of Minco Resources, finance income and foreign exchange gains and losses related to such transactions.

Exchange Rates
The following table sets forth information as to the average, period end, high and low exchange rate for Canadian dollars and US dollars for the periods indicated based on the Bank of Canada nominal noon exchange rates (USD to CAD) in Canadian dollars (US$1.00 = 1.3364 as at March 29, 2017).

Year Ended December 31	Average	Period End	High	Low
2016	1.3248	1.3427	1.4589	1.2544
2015	1.2787	1.3840	1.3390	1.1728
2014	1.1045	1.1601	1.1643	1.0614
2013	1.0299	1.0636	1.0697	0.9839
2012	0.9996	0.9949	1.0418	0.9710

Month	Average	Period End	High	Low
February 2017	1.3110	1.3248	1.3248	1.3004
January 2017	1.3191	1.3030	1.3438	1.3030
December 2016	1.3329	1.3427	1.3556	1.3120
November 2016	1.3438	1.3426	1.3582	1.3337
October 2016	1.3251	1.3403	1.3403	1.3104
September 2016	1.3109	1.3117	1.3248	1.2843

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
Risks Relating to the Company Generally.
Change of Business
The change of business to an investment issuer (see discussion on Item 4 – Information on the Company, Item B. Business Overview) is subject to TSX Venture Exchange approval.  There can be no assurance that the change of business will receive the necessary approval or that the change of business will be completed.  The Company is subject to the risks that if the change of business is not approved, the Company’s shares may be delisted from the TSX, not listed on the TSX-V and be listed on the NEX board of the TSX-V subject to another approval of the TSX-V.
In addition, other than its investment in Minco Silver, the Company does not have any record of operating as an investment entity. As such, upon completion of the change of business, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that the Company will not achieve its financial objectives as estimated by management.
As a result of the Company's change of business to an investment issuer, investors in the Company are subject to the risks attributable to the investments made by the Company. The success of the Company's investment strategy will depend, in part, on its ability to: identify suitable investments; negotiate the purchase of such investments on terms acceptable to it; complete the investments within expected time frames; and capitalize on such investments. The Company may not be able to identify appropriate investments or to acquire any suitable investments that it identifies. Moreover, competition may reduce the number of investment opportunities available to the Company. If the Company is required to invest other than in accordance with its investment policy and strategy, its ability to achieve its desired rates of return on its investments may be adversely affected.

Sector Specific Investment Risks
The Company seeks a high return on investment opportunities, primarily in the mining and natural resource sectors. Thus, the Company is exposed to investment risks relating to natural resource which is generally more volatile than the overall market. Investing in natural resource can be speculative in nature and the value of the Company’s investments may be subject to significant fluctuations. Such businesses entail a degree of risk, regardless of the skill and experience of the corporation’s management. The assets, earnings and share values of corporations involved in the natural resource, are subject to risks associated with the world prices of various natural resource, forces of nature, economic cycles, commodity prices, exchange rates, royalty and taxation changes and political events. Government restrictions, such as price regulations, production quotas, royalties and environmental protection, can also be factors.
Commodity Prices
As at December 31, 2016, all of the Company’s investments were made to companies in the business of exploration and development of mineral properties. The profitability of the Company's investments will be dependent upon the market price of mineral commodities. Decreases in the market price of such commodities could have an adverse effect on the Company's business, financial condition, results of operations and share price.  Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates; the rate of inflation; global economic conditions; world supply of mineral commodities; consumption patterns for mineral commodities; forward sales of mineral commodities by producers; global production of mineral commodities; political conditions; speculative activities; and stability of exchange rates can all cause significant fluctuations in such prices.
Uncertainty of Estimates
The Company had made and plans to make investment in mining companies that conduct exploration and development of natural resources. Resource and reserve estimates of minerals are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Estimated recoveries are generally made based upon test results, actual recovery may vary with different rock types or formations in a way which could adversely affect the valuation of the Company’s investment in companies conducting exploration and development of natural resources.
The Company's investments are recorded in the Consolidated Statements of Financial Position at fair value. Management uses their judgment to select a variety of methods and make assumptions that are not always supported by quantifiable market prices or rates. Judgment is required in order to determine the appropriate valuation methodology under this standard and subsequently in determining the inputs into the valuation model used. These judgments include assessing the future earnings potential of investee companies, appropriate earnings multiples to apply, adjustments to comparable multiples, liquidity and net assets. In making estimates and judgments, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistently and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the methodology or assumptions utilized in making these estimates in these Financial Statements. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these Financial Statements and the differences may be material. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values of various assets and liabilities.

The Mining Industry Is Highly Speculative
The Company had made and plans to make investment in mining companies that conduct exploration and development of natural resources which involves a high degree of geological, technical and economic uncertainty because of the inability to predict future natural resources’ prices, as well as the difficulty of determining the extent of a natural resources deposit and the feasibility of its extraction without incurring considerable expenditures.

Price Volatility
Securities of natural resource companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. As a result of any of these factors, the market price of the Company's common shares, the market price of public companies and the fair price of private companies in which the Company invests, at any given point in time may be subject to market trends and macroeconomic conditions generally, notwithstanding any potential success of such companies in creating revenues, cash flows or earnings and may not accurately reflect the long-term value of such companies. There can be no assurance that continual fluctuations in price will not occur.
Fluctuations in the Value of the Company and the Common Shares
The net asset value of the Company and market value of its common shares will fluctuate with changes in the market value of the Company’s investments. Such changes in value may occur as the result of various factors, including general economic and market conditions, the performance of corporations whose securities are part of the Company’s investment portfolio and changes in interest rates which may affect the value of interest-bearing securities owned by the Company. There can be no assurance that shareholders will realize any gains from their investment in the Company and may lose their entire investment.
Due Diligence
The due diligence process undertaken by the Company in connection with investments that it makes or wishes to make may not reveal all relevant facts in connection with an investment. Before making investments, the Company will conduct due diligence investigations that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence investigations, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence investigations and making an assessment regarding an investment, the Company will rely on resources available, including information provided by the target of the investment and, in some circumstances, third party investigations. The due diligence investigations that are carried out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such investigation will not necessarily result in the investment being successful.
Ability to Secure Adequate Financing
Although the Company currently has substantial cash reserves, the Company may have requirements for capital to support its growth and may seek to obtain additional funds for these purposes through the issuance of equity or incurrence of indebtedness. There are no assurances the Company will be able to secure additional funding on acceptable terms or at all as debt and equity markets can be impacted by market conditions. A lack of access to equity or debt markets could impact the Company's liquidity and operating results and its ability to make additional investments.
Foreign Investment
Foreign investments made by the Company in specific sectors such as natural resource, industrial or technology may be subject to political risks, risks associated with changes in foreign exchange rates, foreign exchange control risks and other similar risks. Some of the Company’s assets may be invested in foreign securities. Consequently, the Canadian dollar equivalent of the Company’s net denominated assets and dividends would be adversely affected by reductions in the value of the applicable foreign currencies relative to the Canadian dollar and would be positively affected by increases in the value of the applicable foreign currencies relative to the Canadian dollar.
Private Companies and Illiquid Securities
The Company invests or may invest in securities of private companies. In some cases, the Company may be restricted by contract or by applicable securities laws from selling such securities for a period of time. Such securities may not have a ready market and the inability to sell such securities or to sell such securities on a timely basis or at acceptable prices may impair the Company's ability to exit such investments when the Company considers it appropriate.
Lack of Control or significant influence over Companies in which the Company Invests
In certain cases, the Company invests or may invest in securities of companies that the Company does not control or influence. These investments will be subject to the risk that the company in which the investment is made may make business, financial or management decisions with which the Company does not agree or that the majority stakeholders or management of the company may take risks or otherwise act in a manner that does not serve the Company's interests. If any of the foregoing were to occur, the values of investments by the Company could decrease and the Company's financial condition and cash flow could suffer as a result.

Lack of Diversification
From time to time, the Company may have only a limited number of investments and projects and, as a result, the performance of the Company may be adversely affected by the unfavourable performance of one investment or project. As well, the Company's investments and projects are concentrated in the natural resource sector. As a result, the Company's performance will be disproportionately subject to adverse developments in this particular sector.
Reliance on Directors, Management and Other Key Personnel
The Company's success depends in part on its ability to attract and retain senior management and other key employees. Competition for qualified personnel depends on, among other things, economic and industry conditions, competitors' hiring practices and the effectiveness of the Company's compensation programs.  The loss of, or inability to recruit and retain, any such personnel could impact the Company's ability to execute on its investment strategy.
Transaction and Legal Risks
The Company may be exposed to transaction and legal risks, including potential liability under securities laws or other laws and disputes over the terms and conditions of investment arrangements. Such matters are subject to many uncertainties, and the Company cannot predict with assurances the outcomes and ultimate financial impacts of them. There can be no guarantees that actions that may be brought against the Company in the future will be resolved in the Company's favour or that the insurance the Company carries will be available or paid to cover any litigation exposure.  Any losses from settlements or adverse judgments arising out of these claims could be materially adverse to the Company.
Potential Conflicts of Interest
Certain members of the Board and officers of the Company also serve as officers or directors of other companies involved in natural resource exploration and development. Consequently, there exists the possibility that those directors and officers may be in a position of conflict. In particular, Ken Z. Cai is a director of and serves in management in each of the Company, Minco Silver and Minco Base Metals Corporation ("Minco Base Metals").
In addition, the Chief Financial Officer and the Corporate Secretary and the Director of Corporate Affairs of the Company are also the Chief Financial Officer and the Corporate Secretary and the Director of Corporate Affairs for Minco Silver and Minco Base Metals as well. Any decision made by such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors or officers may have a conflict of interest. Nevertheless, there remains the possibility that the best interests of the Company will not be served because its directors and officers have other commitments.  Matters between the Company and Minco Silver which put any of the directors or officers of the Company in a position of conflict are approved by the audit committee of the Board, which is comprised solely of independent directors.
In addition to the potential conflicts described above, some of the directors and officers of the Company are also directors or officers of other reporting and non-reporting issuers who are engaged in other industry sectors. Accordingly, conflicts of interest may arise which could influence the decisions or actions of directors or officers acting on behalf of the Company.

Cybersecurity Risks and Threats
Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow. It is possible that the business, financial and other systems of the Company or the companies in which it has invested could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, and increased costs to prevent, respond to or mitigate cybersecurity events.

Risks Related to the Company’s mineral properties located in China
As at December 31, 2016, the Company had an investment in Minco Silver of $11,700,000 which was approximately 57% of the Company’s total assets. Thus, the Company own indirectly various mineral properties located in China through Minco Silver who is in the business of exploration and development of mineral properties in China. Also the Company still had few mineral properties after the disposition significantly all of its mineral interest in China on July 31, 2015 (see discussion at Item 3 – Information on the Company, Item B. Business Overview). The following risk factors are risks associated with the mineral properties in China owned directly and indirectly (through Minco Silver) by the Company:
Title to Properties
To the knowledge of the Company, none of it’s or Minco Silver's property interests have been surveyed to establish boundaries. There can be no assurance that any governmental authority in China could not significantly alter the conditions of or revoke the applicable exploration or mining authorizations held by the Company or Minco Silver's interest in such properties will not be challenged or impugned by third parties or governmental authorities.

In addition, there can be no assurance that the properties or other assets in which the Company or Minco Silver has an interest are not subject to prior unregistered agreements, transfers, pledges, mortgages or claims and title may be affected by undetected defects as it is difficult to verify that no agreements, transfers, claims, mortgages, pledges or other encumbrances exist given the state of the legal and administrative systems in China.
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
However, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies. In addition, there is no guarantee that a major turnover of senior political decision makers will not occur, or that the existing economic policy of China will not be changed. A change in policies by China could adversely affect the Company's or Minco Silver’s interests in China by changing laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports and sources of supplies or the expropriation of private enterprises. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of companies engaged in mineral resource exploration and development, or more stringent implementation thereof, could have a material adverse impact on the Company or Minco Silver and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Companies with a foreign ownership component operating in China may be required to work within a framework which is different to that imposed on domestic Chinese companies. The Chinese government is opening up opportunities for foreign investment in mining projects and this process is expected to continue. However, if the Chinese government should reverse this trend and impose greater restrictions on foreign companies, the Company's business and future earnings could be negatively affected.
Chinese Legal System and Enforcement
Material agreements to which the Company or Minco Silver are party with respect to mining assets in China are governed by Chinese law and some may be with Chinese governmental entities. The Chinese legal system embodies uncertainties that could limit the legal protection available to the Company, Minco Silver and their shareholders. The outcome of any litigation may be more uncertain than usual because: (i) the experience of Chinese judiciary in the industry in which we operate is relatively limited, and (ii) the interpretation of Chinese laws may be subject to policy changes reflecting domestic political changes. The laws that do exist are relatively recent and their interpretation and enforcement involve uncertainties, which could limit the available legal protections. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws or to obtain enforcement of judgments by a court of another jurisdiction, which could have a material adverse impact on the Company. Many tax rules are not published in China, and those that are published can be ambiguous and contradictory, leaving a considerable amount of discretion to local tax authorities. China currently offers tax and other preferential incentives to encourage foreign investment. However, the tax regime of China is undergoing review and there is no assurance that such tax and other incentives will continue to be available. There is also no guarantee that the pursuit of economic reforms by the Government will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions and changes in state policies affecting the mining industry may have a negative effect on our operating results and financial condition.
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
Future Financing and Dilution
There is no assurance that additional funding will be available to the Company or Minco Silver for further exploration and development of its current and future projects in order for the Company or Minco Silver to achieve its long-term objectives. There can be no assurance that the Company or Minco Silver will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company's or Minco Silver’s projects with the possible loss of such properties.

If Minco Silver raises additional funds by issuing equity or convertible debt securities, it will reduce the percentage ownership of the Company’s then-existing stockholders, and the holders of those newly-issued equity or convertible debt securities may have rights, preferences, or privileges senior to those possessed by Minco Silver’s then-existing stockholders. Additionally, future sales of a substantial number of shares of Minco Silver’s common shares or other equity-related securities in the public market could depress the market price of Minco Silver’s common shares and impair Minco Silver’s ability to raise capital through the sale of additional equity or equity-linked securities, and impact the value of the Company’s investment in Minco Silver. The Company cannot predict the effect that future sales of common shares or other equity-related securities would have on the market price of Minco Silver’s shares.
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
Although the Company and Minco Silver intends to fully comply with all environmental regulations, there is a risk that permission to conduct exploration and development activities could be withdrawn temporarily or permanently where there is evidence of serious breaches of such standards.

ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Name, Address and Incorporation
Minco Gold was incorporated in Canada under the Business Corporations Act (British Columbia) on November 5, 1982, under the name "Caprock Energy Ltd."  The Company changed its name to "Minco Gold Corporation" on January 29, 2007.  As at December 31, 2016, the Company did not have subsidiaries, and held an 18.26% interest in Minco Silver Corp (“Minco Silver”). See "Item C: Organizational Structure".
The principal executive office and registered office of the Company is located at Suite 2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3R5, telephone number 604-688-8002, fax number 604-688-8030 and email address pr@mincomining.ca.  The Company's shares trade on the Toronto Stock Exchange (the "TSX") under the trading symbol "MMM". The Company began trading on the NYSE MKT on November 22, 2005 under the trading symbol "MMK".  On February 1, 2007, the trading symbol on the NYSE MKT was changed from "MMK" to "MGH". The Company began trading on the Frankfurt Stock Exchange on May 9, 2007 under the trading symbol "MI5". On January 27, 2017 the Company voluntarily delisted its common shares from the NYSE MKT; and began officially trading on OTCQX on January 30, 2017 under the trading symbol MGHCF.

B. BUSINESS OVERVIEW
On November 11, 2016, the Company changed its business focus from mineral exploration to an investment company to have the ability and flexibility to capitalize on steadily improving market conditions in the mineral resource sector. Under this new strategy, the Company will utilize its strong working capital position, its extensive industry contacts and internal expertise to build a portfolio of high-quality investments, in publicly traded and privately held corporations, primarily in the mining and natural resource sector. Types of investments include common shares, preferred shares, warrants, royalties, convertible debentures, bridge loans, and other investment vehicles selected to create the best value and return for the shareholders while limiting downside risk.
The Company’s shares were initially listed on the TSX on December 29, 1997. Prior to July, 2015, the principal business of the Company was the exploration of natural resource properties in the Peoples Republic of China. The Company’s principal ongoing business operations is utilizing the financial resources on hand in making investments.   As at December 31, 2016, the Company did not have material assets other than cash, short-term investment, and investments at fair value (current and non-current) totaling $20.24 million. Details of the investments at fair value held are available in this section. The Company also holds a number of exploration permits and properties in China which it is in the process of disposing.
The Company had no operating revenue during the years ended December 31, 2016, 2015 and 2014.
On May 22, 2015, the Company entered into the share purchase agreement (the “SPA”) with Minco Silver and Minco Silver’s wholly-owned subsidiary, Minco Resources Limited (“Minco Resources”). Pursuant to the SPA, the Company sold all of its shares in Minco Resources, which holds Minco China. Minco China owns certain subsidiaries including Yuanling Minco Mining Ltd. ("Yuanling Minco"), Tibet Minco Mining Co. Ltd. ("Tibet Minco"), Huanihua Tiancheng Mining Ltd. ("Huanihua Tiancheng"), legal ownership of Changfu Minco Mining Co. Ltd., formerly Foshan Minco Mining Co. Ltd.,(“Changfu Minco”) and a 51% interest in Guangzhou Mingzhong Mining Co., Ltd. ("Mingzhong"), which owns the Changkeng Gold Project (the “Disposition”).

Three assets previously owned by Minco Resources were excluded and are retained by the Company, namely the Longnan Property, the Gold Bull Mountain Property and the contingent receivable from a legal settlement with 208 Team (as defined herein) (collectively, the “Retained Assets”). The aggregate purchase price for the Disposition was $13,716,397, net of other adjustments of $15,863. In accordance with the SPA, $3,700,000 was used to repay the amounts due from the Company to Minco Silver. The Disposition was completed on July 31, 2015 and the Company received all purchase proceeds from Minco Silver in 2015.
As the Company does not have a subsidiary in China, the Company entered into a trust agreement with Minco Silver and Minco China, whereby Minco China holds the Retained Assets in trust for the Company (the “MC Trust Arrangement”).
During the year ended December 31, 2016, the legal settlement was settled with net proceeds of $530,789 received by Minco China on behalf of the Company. Also during 2016, two out of the nine mineral permits that comprised the Longnan Property were sold for gross proceeds of $154,920. The Company is in the process of looking for buyers for the remaining seven permits under the Longnan Property and the Gold Bull Mountain Property. However, there is no guarantee that these mineral properties can be sold before the expiry of the claims.
The Company has not generated cash flows from operations in the last three years.  These facts increase the uncertainty and risks faced by investors in the Company.  See "Item 3: Key Information – D. Risk Factors".
Overview for 2016
The Company has applied for a change-of business (a "COB") to an Investment Issuer under the policies of the TSX Venture Exchange (the "TSXV"). A switch to the TSXV was chosen since the TSX Exchange ("TSX") does not have an investment issuer category. As an Investment Issuer on the TSXV, the Company is not required to own mineral exploration properties or hold direct interests in mining assets to maintain its listing.
The Company applied for approval to be listed on the TSX Venture Exchange (the "TSXV") as a Tier 1 Investment Issuer. As part of the TSXV listing requirements, the Company has submitted a filing statement containing details of the COB to the TSXV. The filing statement includes an investment policy (the “Investment Policy”), which has been adopted by the Company to govern its investment activities. The Investment Policy sets out, among other things, the investment objectives and strategy. The filing statement and Investment Policy are available under the Company's profile at www.sedar.com and on the Company's website at www.mincogold.com. The Company received conditional approval of its listing application from the TSXV on February 16, 2017.
Subsequent to the year ended December 31, 2016, the Company has filed a Form 25 (“Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934”) with the Securities and Exchange Commission (the “SEC”) to initiate a voluntary delisting from NYSE Mkt of the Company’s outstanding common shares and the deregistration of the common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company decided to delist its common shares in light of its proposed change of business focus from mineral exploration to an investment company strategy. The Company’s common shares will continue to be registered with the SEC under Section 12(g) of the Exchange Act and, therefore, the Company will continue to be subject to the SEC reporting requirements pursuant to Sections 13(a) and 15(d) of the Exchange Act until such time as all applicable deregistration conditions are satisfied. The delisting was in effect after the close of the market on January 27, 2017 and the Company’s common shares has begun quotation on OTC market of the USA (“OTCQX”) under the symbol MGHCF commencing January 31, 2017.
As at December 31, 2016, the Company has approximately $7.70 million of cash and cash equivalent, short term investments, net of accounts payable and accrued liabilities, a significant portion of which will be allocated to new investments that will be directed by an Investment Committee and guided by the Company's Investment Policy. The nature and timing of the Company's investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Company.
Disclosure related to the Company’s investments
The Company has adopted an investment policy to govern its investment activities as follows:

 Investment objectives: The investment objectives for the Company as an investment issuer are:

1.	To seek a high return on investment opportunities, primarily in the mining and natural resource sector; and,
2.	to preserve capital and limit downside risk while achieving a reasonable rate of return by focusing on opportunities with attractive risk to reward profiles.

Subject to the availability of capital, the Company intends to create a diversified portfolio of investments.  A disciplined approach will be applied to the identification, review and assessment of primarily advanced exploration stage and pre-production projects. The Company does not anticipate the declaration of dividends to shareholders during its initial stages and plans to reinvest the profits of its investments to further the growth and development of the Company's investment portfolio.

Investment Strategy: the Company aims to adopt a flexible approach to investment targets without placing unnecessary limits on potential returns on its investment. This approach is demonstrated in the Company's proposed investment strategy set out below:

Investment Sector:	Natural resources industry, primarily mining but all businesses classified as natural resources may be considered for investment purposes.
Investment Types:	Equity, debt, royalties, income and commodity streams, derivatives and any other investment structures or instruments that could be acquired or created.
Commodities:
All commodities that comprise natural resources. Such commodities may include, but are not limited to, precious metals, base metals, ferrous metals, non-ferrous metals, industrial metals, non-industrial metals, agricultural minerals, industrial minerals, other minerals, oil, gas, water and forestry products.

Jurisdictions:
All countries are permissible depending on the risk assessment of the Board and Management at the time the investment is made and the risk-reward relationship associated with each investment in a particular jurisdiction.

Investment Size:	Unlimited, which may result in the Company holding a control position in a target corporation or possibly requiring future equity or debt financings to raise money for specific investments.
Investment Timeline:	Not limited.
Investment Targets:	Direct project investments either through direct equity in a project, or through a derivative interest such as a royalty, stream or other derivative facility.
Investments in public or private corporations, partnership or other legal entities which own, or propose to own, natural resource assets or derivatives of natural resource assets.
Distressed situations where a change of management or other restructuring is required to realize the value of the asset.
Investment Review:	Will seek to maintain the ability to actively review and revisit all of investments on an ongoing basis.
Liquidity:	Will evaluate the liquidity of investments and seek to realize value from same in a prudent and orderly fashion.

Composition of Investment Portfolio: The nature and timing of the Company's investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Company.

The composition of its investment portfolio will vary over time depending on its assessment of a number of factors including the performance of financial markets and credit risk.

 Investments as at December 31, 2016:
Commencing November 11, 2016, the Company qualified as an investment entity under IFRS 10 Consolidated financial statements and began measuring its investments at their fair values. Following are investments at fair value for the years ended December 31, 2016 and 2015:

	2016		2015
	$		$
Current:
Investment in Minco Silver		11,770,000		-
Non-current:
Investment in EI Olivar Imperial SAC		537,860		-
Total		12,307,860		-

1)	Investment in Minco Silver:

The Company owned 11,000,000 common shares of Minco Silver as at December 31, 2016 (18.26%), and November 11, 2016 (18.26%), and December 31, 2015 (18.45%). Minco Silver’s common shares are traded on the TSX under the symbol “MSV”. The Company determined that it continued to hold significant influence over Minco Silver despite the Company owning less than 20% of the voting rights of Minco Silver.  The Company has the ability to influence Minco Silver through the Company’s representation on Minco Silver’s board, a common CEO and other shared management.  The Company applied equity method to account for this investment until November 11, 2016 when the Company became an investment entity in accordance with IFRS 10 Consolidated financial statements. Commencing November 11, 2016, the Company accounted for this investment at its fair value in accordance with IAS 39 Financial Instruments: recognition and measurement (“IAS 39”).
The Company considers the closing share price of Minco Silver at each reporting date as its fair value.
Following is a continuity of the Company’s investment in Minco Silver:
	2016	2015	2014
Carrying value, as at January 1,	$6,631,094	$6,820,000	$13,368,836
Dilution loss	(98,899)	-	(78,177)
Share of Minco Silver’s income (loss)	(408,225)	1,259,391	(321,972)
Share of Minco Silver’s other comprehensive income	(1,345,417)	1,958,940	115,462
Partial disposition		-	(2,058,333)
Unrealized gain on disposition of Minco Resources	-	(3,407,237)	-
Impairment	-	-	(4,205,816)
Difference of the carrying value ($4,778,533) and the fair value ($12,760,000) on November 11, 2016	7,981,447	N/A	N/A
Unrealized loss from November 11, 2016 to December 31, 2016	(990,000)	N/A	N/A
Carrying value, as at December 31,	$11,770,000	$6,631,094	$6,820,000
Number of shares owned, December 31	11,000,000	11,000,000	11,000,000
Percentage of ownership, December 31,	18.26%	18.45%	18.45%

2)	Investment in EI Olivar:

On December 22, 2016, the Company acquired 5.9% or 400,000 units of El Olivar Imperial SAC (“El Olivar”), a privately held Peruvian corporation, at US$1.00 per unit through a private placement.
El Olivar’s principal asset is the wholly owned Planta Sol de Oro gold tailings and processing project located near Nasca, Peru, 445 kilometers south of Lima. Through a private placement, each unit consists of one Class A voting share and 1.5 Class A share purchase warrants, with each full warrant entitling the holder to purchase one additional Class A voting share for a period of six months from closing at a price of US$1.00 per share. In addition to the equity stake, Minco Gold shall receive an annual cash dividend in U.S. dollars equal to 6% of the invested amount, calculated from the initial date of investment and payable starting on the date that is 18 months from the closing date.
The Class A Shares may be converted at any time into Common Shares of El Olivar at the option of the holder. After a period of 10 years from the commencement of commercial production from the processing plant, Class A shareholders will have the option to either convert their Class A Shares to Common Shares or redeem the shares for cash at face value. The conversion rate will initially be 1:1, subject to customary adjustments.
One director of the Company is also a director, an officer, and a controlling shareholder of EI Olivar.

The cost of the acquisition was $537,860 (US400, 000 equivalents) which approximated the fair value as at December 31, 2016 due to the short time between the time of acquisition and December 31, 2016.
Investments made after the year end:
The Company acquired non-controlling interest in two arm’s length public companies in February and March of 2017 for a total of $834,000:
•
February 17, 2017 – Investment of $750,000 in Hudson Resources Inc., a Canadian public company, through a private placement of 2,142,285 units at a price of $0.35 per unit. Each unit comprised one common share and one-half of a transferable share purchase warrant that is exercisable into one additional common share until February 16, 2020, at $0.50 per share.

•	March 2, 2017 - Investment of $84,000 in Barkerville Gold Mines Ltd., a Canadian public company, through the purchase of 200,000 common shares at $0.42 per share in the open market.
Disposal of Chinese Mineral Property Interests
The Company is divesting all remaining mineral property interests held in China. During the year ended December 31, 2016, the Company did not conduct exploration activities on its mineral properties except for the maintenance of the exploration permits. As at December 31, 2016 and 2015, the carrying values of these mineral properties were $Nil.
Longnan Projects:
Minco China, a former subsidiary of the Company, holds nine exploration permits in trust for the Company in the Longnan region of south Gansu province in China. The Longnan region is within the southwest Qinling gold field. The Longnan region consists of three projects according to their geographic distribution, type, and potential of mineralization:
i)	Yangshan: including four exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area;
ii)	Yejiaba: including four exploration permits adjacent to the Guojiagou exploration permit; and
iii)	Xicheng East: including one exploration permit to the east extension of the Xicheng Pb-Zn mineralization belt.
On April 8, 2016, the Company sold two exploration permits in the Yangshan and Xicheng east area to with Longnan Kingstone Mining Limited for total RMB 800,000 ($154,920). Minco China received RMB 100,000 ($19,365) as at December 31, 2016 and the remaining RMB 700,000 ($140,137) in January 2017.  A gain of $159,502 has been recognized.
Hunan - Gold Bull Mountain:
Gold Bull Mountain project is consisted of an exploration permit covering an area approximately 17 km2in Hunan, China.   The Company, through Yuanling Minco, a former subsidiary, holds the Gold Bull Mountain exploration permit in trust for the Company.
The following is a summary of exploration costs, net of recoveries of all the properties held by the Company held through 2014 to 2016:
				Cumulative to
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2014	2016
	$	$	$	$
Gansu - Longnan	195,248	626,815	894,646	12,527,397
Guangdong- Changkeng	-	122652	244784	8,285,703
Hunan - Gold Bull Mountain	21,862	43,508	36,862	2,338,473
Guangdong - Sihui	-	106	1,525	6,099
Total	217,110	793,081	1,177,817	23,157,672

As at December 31, 2016 and 2015, each of the above mineral properties has a carrying value of $nil.
The Company is looking for buyers for the exploration permits on hands and will not renew when they are expired.

C. ORGANIZATIONAL STRUCTURE
As at the date of this Annual Report and as at December 31, 2016, the Company does not have any subsidiaries. The Company owned 18.26 % interest in Minco Silver Corp. The Company has significant influence on Minco Silver Corp. through common officers and a common director. The Company holds its mineral properties in China through Minco China by the MC Trust Arrangement as discussed in the section “B”.
18.26% - Minco Silver Corporation (British Columbia, Canada) Corporation Minco Gold Corporation (British Columbia Corporation

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

Geological Map of Longnan District

OWNERSHIP
The focus of the Company's activities was the exploration of its projects in the Longnan region, in particular the Yejiaba Project. Minco China, the Company’s former wholly-owned subsidiary, held nine exploration permits in the Longnan region in the south of Gansu Province in China on behalf of the Company (see discussion at Section B regarding the “Retained Assets”). The Longnan region consists of three projects according to their geographic distribution, type and potential of mineralization within the southwest Qinling gold field.

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
The Company engaged an independent consultant to conduct a detailed review of the Yejiaba Project in April 2013, in particular to focus on the Baimashi North and East Targets. The sample work performed on the Yejiaba project during 2013 consisted of 912 rock chip samples, 818 soil samples, 41 stream sediment samples and 339 trench channels. The detailed results at the Baimashi North and East Targets are available at the Company’s website: http://www.mincogold.com/s/Longnan.asp
There was no exploration work done in 2015 and 2016.
Yangshan and Xicheng East
During 2015 and 2016, the Company did not conduct any exploration activities on these two projects except as required to maintain the exploration permits in respect of such projects.

II. TUGURIGE GOLD PROJECT
On December 16, 2010, Minco China, the formerly subsidiary of the Company entered into a joint venture agreement (the "JV Agreement") with 208 Team, a subsidiary of China National Nuclear Corporation, to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China. 208 Team did not comply with certain of its obligations under the JV Agreement. As a result, Minco China commenced legal action in China seeking compensation.
On March 25, 2013, Minco China settled its claim against 208 Team relating to the JV Agreement for RMB 14 million ($2.4 million). The Company received RMB 5 million ($801,395) during 2013 and RMB 4 million ($699,688) in 2014.
As at December 31, 2015, the remaining RMB 5 million ($ 1 million) balance due under the legal settlement had not been received. The Company did not recognize the receivable as at December 31, 2015 due to the uncertainty of collection. Any amounts that may be recovered in the future belong to the Company as it is the third component of the Retained Assets as discussed above.

The Company, through Minco China, which is no longer a wholly owned subsidiary of Minco Gold, engaged a Chinese law firm to recover the remaining RMB 5 million unpaid balance on a contingent fee basis whereby the Company would pay the Chinese law firm 50% of the net amount recovered. The remaining RMB 5,000,000 was received, by the Minco China on the Company’s behalf, on July 27, 2016 and the Company recognized a gain of $530,789 which was the settlement payment received net of related legal expenditures.

III. GOLD BULL MOUNTAIN PROPERTY
This is the second component of the Retained Assets. The Company has not conducted exploration activities since 2008. The Company is looking for buyers of these permit, and will not renew this permit when it expires.

ITEM 4A UNRESOLOVED STAFF COMMENTS

There are no unresolved comments between the Company and the staff of the SEC’s Division of Corporation Finance.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis of the operating results and the financial position of the Company for the financial years ended December 31, 2016, 2015 and 2014 should be read in conjunction with the Company's consolidated financial statements and the related notes.
A. OPERATING RESULTS
General
The Company had no operating revenue during the years ended December 31, 2016, 2015 and 2014.
Results of Operations
For the years ended December 31, 2016 and 2015
Year ended December 31,	2016		2015		Year to year change 2016-2015
	$		$		$
Loss from investments at fair value		(990,000)		-		(990,000)
Operating expenses		(595,106)		(2,273,317)		1,678,211
Other income		8,802,174		16,593,873		(7,791,699)
Net income for the year		7,217,068		14,320,556		(7,103,488)

Refer the subsection “Operating expense” and “Finance and other income (expense) in the below for year to year movement details
As discussed in the Item B, subsection “Investment”, the Company commenced to account for its investment in Minco Silver at fair value on November 11, 2016. As a result, the Company recorded a loss from investments at fair value of $990,000 in 2016 to account for the change of fair value of its investment in Minco Silver from November 11 to December 31, 2016.

For the years ended December 31, 2015 and 2014
Year ended December 31,	2015		2014		Year to year change 2015-2014
	$		$		$
Operating expenses		(2,273,317)		(2,484,102)		210,785
Other income (loss)		16,593,873		(5,013,692)		21,607,565
Net income (loss) for the year		14,320,556		(7,497,794)		21,818,350
Refer the subsection “Operating expense” and “Finance and other income (expense) in the below for year to year movement details

Operating expenses
Operating Expenses for the year ended December 31, 2016, 2015 and 2014
The following table is a summary of the Company’s operating expenses for the years ended December 31, 2016, 2015 and 2014:

								Year to year change
	ref	2016		2015		2014			2016 - 2015		2015 - 2014
		$		$		$		$		$
Accounting and audit	a		99,959		152,777		105,423		(52,818)		47,354
Amortization			3,362		34,781		67,180		(31,419)		(32,399)
Consulting	b		61,537		78,267		11,633		(16,730)		66,634
Directors’ fees			59,138		73,124		54,188		(13,986)		18,936
Exploration cost	c		217,110		793,081		1,177,817		(575,971)		(384,736)
Gain on legal settlement	d		(530,789)		(51,745)		(148,739)		(479,044)		96,994
Gain on sale of exploration permit	d		(159,502)		-		(376,937)		(159,502)		376,937
Investor relations			12,048		37,051		24,726		(25,003)		12,325
Legal and regulatory	e		183,497		144,844		140,727		38,653		4,117
Office administration expenses	f		236,626		384,804		366,836		(148,178)		17,968
Property investigation	g		179,453		81,407		74,948		98,046		6,459
Salaries and benefit	h		116,227		388,887		618,926		(272,660)		(230,039)
Share-based compensation	i		100,693		80,248		297,588		20,445		(217,340)
Travel			15,747		75,791		69,786		(60,044)		6,005
			595,106		2,273,317		2,484,102		(1,678,211)		(210,785)
Significant year to year changes are as follows:
(a). Accounting and auditing expenses decreased in 2016 from 2015 by $52,818. The Company disposed all of its subsidiaries in China in 2015 and the Company incurred higher professional fees to account for this transaction. There were no similar complex transactions in 2016 and 2014. As a result, the accounting and audit fees in 2015 was higher than those in 2014 and 2016.
(b). The Company engaged a consultant in 2015 and 2016 to render services in the capacity of chief financial officer (“CFO”). In 2014, the interim CFO of the Company was an employee instead of an independent contractor.  As a result, the Company had more consulting fees in 2016 and 2015 compared to 2014.
(c) The following is a summary of exploration costs incurred by each project for the periods indicated.
							Accumulative to
	Year Ended December 31,						December 31,
	2016		2015		2014		2016
	$		$		$		$
Longnan property(ii)		195,248		626,815		894,646	12,527,397
Changkeng Property (i) (ii)		-		122,652		244,784	8,285,703
Gold Bull Mountain (ii)		21,862		43,508		36,862	2,338,473
Miscellaneous (iii)		-		106		1,525	6,099
		217,110		793,081		1,177,817	23,157,672

(i)	The Changkeng gold property was sold to Minco Silver on July 31, 2015. The amount presented in 2015 represents the amount incurred up to July 31, 2015.

(ii)	During the year ended December 31, 2016, the Company did not conduct exploration activities on these properties, except for maintenance of the exploration permits.
(iii)	Miscellaneous exploration costs incurred for grass-root projects which are not significant to the Company.

(d) Gain on legal settlement - The Company had a gain of legal settlement in 2014, 2015, and 2016. The gain earned in 2016 and 2015 were related to the Retained Assets as discussed previously.
(e). Legal and regulatory was slightly higher in 2016 as the Company incurred additional cost in connection with the COB
(f). Office and administration was lower in 2016 as the Company disposed all of its operating subsidiaries in the third quarter of 2015.
(g). The Company engaged a new consultant in late 2015 to look for new properties and business opportunities. As a result, property investigation expenses was higher in 2016 compared to 2015 and 2014.
(h). Salaries and benefit gradually decreased from 2014 to 2016. Salaries of 2015 was lower than 2014 as the Company had operating subsidiaries only up to July 31, 2015. Salaries of 2016 was lower than 2015 as the Company did not have employees in China in 2016.
(i). Share-based compensation fluctuate from year to year depends on the timing and fair value of options’ vested in each year.
Finance and other income (expense)
The following table is a summary of the Company’s finance and other income (expenses) for the year ended December 31, 2016, 2015 and 2014:
							Year to year changes
	2016		2015		2014			2016-2015		2015-2014
	$		$		$		$		$
Share of gain (loss) from equity investment in Minco Silver (i)		(408,225)		1,259,391		(321,972)		(1,667,616)		1,581,363
Impairment of equity investment in Minco Silver (ii)		-		-		(4,205,816)		-		4,205,816
Gain on investment at fair value (iii)		9,399,970		-		-		9,399,970		-
Finance income		62,394		64,819		17,570		(2,425)		47,249
Loss on partial disposal of investment in an associate		-		-		(399,536)		-		399,536
Gain on sale of Minco Resources (iv)		-		15,060,170		-		(15,060,170)		15,060,170
Foreign exchange gain (loss) (v)		(153,066)		209,493		(16,977)		(362,559)		226,470
Impairment of property, plant, and equipment		-		-		(8,784)		-		8,784
Dilution loss		(98,899)		-		(78,177)		(98,899)		78,177
Total other income (loss)		8,802,174		16,593,873		(5,013,692)		(7,791,699)		21,607,565

(i) During 2014 and 2015 and for the period from January 1 to November 11, 2016, the Company accounted for its investment in Minco Silver with equity method. Thus, Minco Gold shared part of Minco Silver’s after tax income (loss) (based on the Company’s percentage ownership of Minco Silver). This amount of income (loss) shared was ($408,225), $1,259,391, and ($321,972) in the year 2016, 2015, 2014 respectively. The Company ceased to apply equity method since November 11, 2016 and the Company’s other income is not subject to Minco Silver’s operating results from that date and into the future.
(ii) During 2014, management assessed its investment in Minco Silver and concluded that the investment was subject to an impairment charge of $4,205,816. There were no similar assessment made in 2016 and 2015.
(iii) As discussed in the above, the Company started to measure its investment in Minco Silver at fair value in 2016. As a result, the Company recognized a gain of $9,399,970 which is mainly the difference between the fair value of this investment and the carrying value of this investment on November 11, 2016. The Company did not have similar re-measurements in 2015 and 2014.
(iv) The Company sold all of its subsidiaries in 2015 and earned a gain of $15,060,170 in 2015. There was no similar disposition in 2014 and 2016.

(v) The Company had foreign exchange gain (loss) in 2014, 2015, and 2016. The Company held cash and cash equivalent, and short-term investment in US dollar. Appreciation/depreciation of US dollar against Canadian dollar resulted in foreign exchange gain (loss). The Company expects there will be foreign exchange gain (loss) in the future unless the Company ceases to have financial assets denominated in the US dollar.

Summary of quarterly results
The results of the Company’s recent eight quarters are as follows:

	2016 (unaudited)				2015 (unaudited)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Loss on investments	990,000	-	-	-	-	-	-	-
Operating expenses	199,526	266,312	(227,524)	356,792	481,725	435,612	716,818	639,162
Operating loss	(1,189,526)	(266,312)	227,524	(356,792)	(481,725)	(435,612)	(716,818)	(639,162)
Foreign exchange gain (loss)	100,473	72,739	15,411	(341,689)	179,569	47,068	5,299	(22,443)
Recovery (impairment) of equity investment in Minco Silver	-	-	-	-	2,205,638	966,009	295,027	(3,466,674)
Gain (loss) on sale of Minco Resources	-	-	-	-	(69,000)	15,129,170	-	-
Gain on investment at fair value	9,399,970	-	-	-	-	-	-	-
Finance and other income	14,308	15,465	16,060	16,561	26,778	19,790	10,092	8,159
Gain (loss) for the period before gain and (loss) by using equity method to account for investment in Minco Silver :	8,325,225	(178,108)	258,995	(681,920)	1,861,260	15,726,425	(406,400)	(4,120,120)
Dilution gain (loss)	(4,421)	(27,353)	(57,940)	(9,185)	-	-	-	-
Share of income (loss) from equity investment in Minco Silver	36,158	(8,707)	(46,060)	(389,616)	(26,176)	326,989	674,879	283,699
Net income (loss) before tax for the period	8,356,962	(214,168)	154,995	(1,080,721)	1,835,084	16,053,414	268,479	(3,836,421)
Net income(loss) for the period	8,356,962	(214,168)	154,995	(1,080,721)	1,835,084	16,053,414	268,479	(3,836,421)
Other comprehensive income (loss)	(1,544,463)	149,744	(445,845)	(923,376)	234,410	15,440	(557,969)	1,888,973
Comprehensive income (loss) for the period	6,812,499	(64,424)	(290,850)	(2,004,097)	2,069,494	16,068,854	(289,490)	(1,947,448)
Earnings (loss) per share - basic	0.16	(0.00)	(0.00)	(0.02)	0.00	0.32	0.01	(0.08)
Earnings (loss) per share - diluted	0.16	(0.00)	(0.00)	(0.02)	0.00	0.32	0.01	(0.08)
Weighted average number of shares outstanding - basic	50,687,496	50,732,729	50,699,843	50,583,029	50,561,381	50,017,670	50,581,381	50,536,264
Weighted average number of shares outstanding - diluted	52,556,715	50,732,729	50,699,843	50,583,029	50,561,381	50,017,670	50,581,381	50,536,264

Amendment to Quarterly Results for the three and nine months ended September 30, 2015
The Company has revised in the table above its previously reported September 30, 2015 unaudited condensed consolidated interim financial statements to correct the amount of the gain on sale of Minco Resources.  In the quarter ended September 30, 2015, the Company recorded a gain of $18,536,407. However, in connection with the preparation of its consolidated financial statements for the year ended December 31, 2015, the Company corrected the gain to eliminate the portion related to the Company’s investment in Minco Silver, the acquiring company.  The elimination was recorded against the carrying value of the investment in Minco Silver.  The change had no impact on the statement of Financial Position, as the investment in Minco Silver was carried at the estimated recoverable amount as at September 30, 2015.

The impact of these adjustments on the September 30, 2015 unaudited condensed consolidated interim financial statements as a result of the change are presented in the tables that follow:
Condensed Consolidated Interim Statement of Income (Loss) Impact	Three Months Ended September 30, 2015
	As Reported	Adjustment	As Amended
	$	$	$
Gain on sale of Minco Resources	18,536,407	(3,407,237)	15,129,170
(Impairment) recovery of equity investment in Minco Silver (1)	(2,441,228)	3,407,237	966,009
Net gain for the period	16,053,414	-	16,053,414
Net gain attributable to the Shareholders of the Company	16,057,986	-	16,057,986
Loss per share: Basic and Diluted	0.32	-	0.32

Condensed Consolidated Interim Statement of Income (Loss) Impact	Nine Months Ended September 30, 2015
	As Reported $	Adjustment $	As Amended $
	$	$	$
Gain on sale of Minco Resources	18,536,407	(3,407,237)	15,129,170
(Impairment) recovery of equity investment in Minco Silver	(5,612,875)	3,407,237	(2,205,638)
Net gain for the period	12,485,472	-	12,485,472
Net gain attributable to the Shareholders of the Company	12,526,258	-	12,526,258
Loss per share: Basic and Diluted	0.25	-	0.25

(1) In the first quarter of 2015, the Company recorded aggregate impairment for its equity investment in Minco Silver of $3,466,674.  As a result of the adjustment to the gain on the sale of Minco Resources, the amount of impairment for the third quarter was eliminated and a net recovery of $966,009 was recorded as described in note 4 to the financial statements for the year ended December 31, 2015.

(2) See item 15, “Controls and procedures”

IMPACT OF FOREIGN CURRENCY FLUCTUATIONS
The Company has US dollar investment of $537,860 (US$400,000) and cash and cash equivalent approximately $4.4 million (US$ 3.3 million) as at December 31, 2016. A 10% change in the currency exchange rate (US$ to C$) will affect the Company’s net loss in a given period by approximately $0.49 million. The Company does not have currency hedge for its foreign exchange exposure.

INFLATION
The Company does not believe that inflation has had or will have a material effect on its financial condition.  However, no assurance can be given that the Company will not experience a material adverse effect on its financial condition due to a substantial increase in inflation.

 GOVERNMENTAL, ECONOMIC, FISCAL, MONETARY, POLITICAL POLICIES
The Company does not believe there are changes in governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the company’s operations or investments in Canada, China, and Peru.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

	Year ended December 31,
	2016	2015
	$	$
Operating activities	(1,419,468)	(1,751,341)
Investing activities	530,000	4,822,688
Financing activities	38,787	17,290

Operating activities
The Company used slightly less cash in the operating activities in 2016 which is the combined result of the following:
•	The Company did not have operating subsidiaries in China and incurred less operating expenditures in 2016.
•	More cash was provided by the changes in working capital in 2016, which was offset by the use of $537,860 of cash in the acquisition of an investment.

Investing activities
The Company received more cash from investing activities in 2015 as the Company received more cash from net redemption of its short-term investments and disposition of the Company’s Chinese subsidiaries (2016 - $0.70 million; 2015 - $4.70 million)

Financing activities
The Company did not have significant financing activities in both years.

Capital Resources and Liquidity Risk
As at December 31, 2016, the Company’s working capital was $19,950,841 compared to $9,261,637 at 2015 year end. Working capital increased as the Company has included its investment in Minco Silver in current assets (a non-current asset in 2015) as the Company may consider to dispose this investment when management finds it is appropriate. Investment in EI Olivar is considered non-current as the Company expected to hold this investment beyond twelve months from the balance sheet date. As an investment entity, management will consider disposition of its investment in accordance with the Company’s investment policy.
The Company does not generate revenues and relies on equity financing for its working capital requirements to fund investing, and administrative activities. The Company believes there is sufficient working capital available to meet its current operational requirements.
The Company does not have plans to raise further capital in the next twelve months.

REPATRIATION OF FUNDS FROM CHINA
The Company may face delays repatriating funds held in China when the Company receives money in RMB from the disposition of the Retained Assets.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company does not engage in research and development activities and does not have any patents or licenses.

D. TREND INFORMATION
As the Company is an exploration company with no producing properties, information regarding trends in production, sales and inventory and similar are not meaningful.

E. OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The Company has contractual commitments requiring payments in the amounts as follows, as at December 31, 2016:

Contractual obligations	Total	Less than 1 year	1 to 2 years
	$	$	$
Operating leases (1)	283,396	212,547	70,849

Office lease – The above lease commitment is related to a Vancouver office that is shared by Minco Silver and Minco Base Metal Corporation. The Company has a contract subject to renewal annually to recover 70% of these lease payments from Minco Silver and Minco Base Metal Corporation.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth all current directors and executive officers of the Company as of March 31, 2017, with each position and office held by them with the Company, their terms of office and the period of service as such.  Each director’s term of office expires at the next annual general meeting of shareholders to be held later this year.  The Company is not party to any arrangement or understanding with a major shareholder, customer, supplier or others, pursuant to which any person referred to below was selected as a director or member of senior management.

Name	Present Position

Ken Z. Cai	President, CEO and Director
Robert Callander (1)(2)(3)	Director
Michael Doggett (1)(2)(3)	Director
Malcolm Clay (1)(2)(3)	Director
Larry Tsang	Chief Financial Officer

Notes:
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating Committee

The business background and principal occupations of the Company’s officers and directors are as follows:

Ken Z. Cai
President, Chief Executive Officer and Director

Dr. Cai, age 53, has served as president, chief executive officer and a director of the Company since February 29, 1996.  Dr. Cai holds a Ph.D. in mineral economics from Queen's University in Kingston, Ontario. Dr. Cai has 28 years' experience in mineral exploration, project evaluation, corporate financing and company management. Dr. Cai is also currently the Chief Executive Officer and a director of Minco Base Metals and Minco Silver.

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

Malcolm F. Clay
Director
Mr. Clay, age 75, was appointed a director of the Company and Chairman of the Audit Committee on November 16, 2007.  Mr. Clay is a Chartered Professional Accountant (FCPA) and was a partner of KPMG and its predecessor firms for 27 years, retiring in 2002.  As a public accountant, he served as lead audit or concurring partner for public companies listed on both American and Canadian exchanges.  He was the Partner-in-Charge of the KPMG Vancouver Audit practice for ten years.  In 1997, he was elected as the non-executive Chairman of KPMG Canada.  During his career he acted as an accountant and advisor for numerous private companies and is currently the Chairman of the audit committee for four TSX Venture Exchange‑listed companies.  He currently serves as a director of Hanwei Energy Services Corp., and GreenPower Motor Company.

Larry Tsang
Chief Financial Officer
Larry Tsang, CPA, CA age 58, Mr. Tsang acted as Interim Chief Financial Officer of the Company from January 14, 2016 to January 31,2017 and became the CFO of the Company on February 1, 2017. Mr. Tsang holds a Bachelor's Degree in Technology (Accounting) from British Columbia Institute of Technology in Canada and served as a senior accountant for four years with Ernst and Young LLP, Vancouver, Canada. His experience includes more than 12 years working in auditing, accounting, taxation, and finance for both private and public companies. Mr. Tsang is currently the CFO of Minco Base Metals Corporation and Minco Silver Corporation.
Directors and officers of the Company are required to file insider reports with the System for Electronic Disclosure by Insiders (“SEDI”) at www.sedi.ca and file their reports individually.  To the best of the Company’s knowledge, as at December 31, 2016, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, 4,661,013 common shares of the Company, representing approximately 9.21% of the issued and outstanding common shares of the Company.
Family Relationships
There are no family relationships between any of our directors and executive officers.
B. COMPENSATION
Executive Officers
The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2016 to the senior management of the Company:
Name and principal position	Year	Salary ($)	Share -based awards ($)	Option- based awards ($)(3) (4)	Annual non-equity incentive plan compensation ($)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
Ken Z. Cai Chairman and CEO(1)(2)	2016	118,542	N/A	-	-	N/A	8,458(5)	127,000
Larry Tsang CFO(6)	2016	25,974	N/A	-	-	N/A	-	25,974

(1) As a management director of the Company, Dr. Cai does not collect any director's fees relating to his role as a director.
(2) Fees are paid to Sinocan Capital Limited, companies controlled by Dr. Cai.
(3) The Black Scholes valuation methodology was used to determine fair value on the date of grant.
(4) There were no options granted in 2016.
(5) Represents life insurance premiums paid during the year.
(6) Larry Tsang was appointed on January 18, 2016.

Directors' Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2016 to the non-management directors of the Company:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert M. Callander	17,500	N/A	-	Nil	N/A	Nil	17,500
Malcolm Clay	19,500	N/A	-	Nil	N/A	Nil	19,500
Michael Doggett	17,500	N/A	-	Nil	N/A	6,000	23,500

(1) There were no options granted in 2016.

Pension Plan Benefits
As of December 31, 2016, the Company did not have any defined benefit, defined contribution or deferred compensation plans for any of its senior officers or directors.
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

D. EMPLOYEES
As at December 31, 2016 and 2015, the Company shared offices in Vancouver and Beijing and shared 19 employees and consultants with Minco Silver, of which 6 were located in its Vancouver office in British Columbia and the other 13 were located in Beijing, China.

As at December 31, 2014, the Company shared offices in Vancouver and Beijing and shared 19 employees and consultants with Minco Silver, of which 6 were located in its Vancouver office in British Columbia and the other 13 were located in Beijing, China. In addition, the Company had 15 employees in China who were employed at the Longnan and Changkeng projects

E. SHARE OWNERSHIP
The following table sets forth, as at March 31, 2017, common stock held by the Company’s officers and directors and all outstanding options and warrants to purchase common shares of the Company held by those individuals:

Name and Title	Common Shares Held	Percentage of Common Shares Outstanding at December 31, 2016	Stock Options Held
Ken Cai, President, Chief Executive Officer and Director	4,618,736(1)	9.10%	2,340,000 (2)
Robert Callander, Director	30,277	< 1%	850,000 (3)
Michael Doggett, Director	12,000	< 1%	850,000 (4)
Malcolm Clay, Director	30,000	< 1%	670,000 (5)
TOTAL	4,691,013	9.25%	4,710,000

Note:
(1) (2) (3) (4) (5)
3,634,052 common shares are held by Pacific Canada Resources Inc., a private company, over which Dr. Cai exercises control or direction.

Represents 530,000 options exercisable at $0.24 and which expire on February 6; 2022; 430,000 options exercisable at $0.24 and which expire on September 9, 2020; 430,000 options exercisable at $0.26 and which expire on January 17, 2019; 425,000 options exercisable at $0.46 and which expire on January 14, 2018; and 525,000 options exercisable at $0.45 and which expire on December 4, 2017

Represents 250,000 options exercisable at $0.24 and which expire on February 6, 2022; 150,000 options exercisable at $0.24 and which expire on September 9, 2020; 150,000 options exercisable at $0.26 and which expire on January 17, 2019; 150,000 options exercisable at $0.46 and which expire on January 14, 2018; and 150,000 options exercisable at $0.45 and which expire on December 4, 2017.

Represents 350,000 options exercisable at $0.24 and which expire on February 6, 2022; 125,000 options exercisable at $0.24 and which expire on September 9, 2020; 125,000 options exercisable at $0.26 and which expire on January 17, 2019; 125,000 options exercisable at $0.46 and which expire on January 14, 2018; and 125,000 options exercisable at $0.45 and which expire on December 4, 2017.

Represents 200,000 options exercisable at $0.24 and which expire on February 6, 2022; 125,000 options exercisable at $0.24 and which expire on September 9, 2020; 95,000 options exercisable at $0.26 and which expire on January 17, 2019; 125,000 options exercisable at $0.46 and which expire on January 14, 2018; and 125,000 options exercisable at $0.45 and which expire on December 4, 2017.

Stock Option Plan
The Company adopted the Option Plan for certain directors, employees and consultants (collectively, the "Eligible Persons") of the Company or any of its affiliates on June 27, 2016 (the "Option Plan").  The Option Plan provides that Options may be granted to Eligible Persons on terms determined within the limitations set out in the Option Plan. The maximum number of common shares to be reserved for issuance at any one time under the Option Plan is 15% of the issued and outstanding common shares of the Company.  The Company plans to amend its option plan to meet the requirement set by the TSX-V once the Company’s shares start trading on the TSX-V.  As of the date of this Annual Report, there were 5,998,334 issued and outstanding Options, representing 78.82 % of the total amount issuable under the Option Plan.  Under the terms of the Option Plan, the maximum number of common shares that may be reserved for issuance to insiders of the Company as a group within any 12‑month period shall not exceed 10% of the number of common shares then outstanding.  In addition, the aggregate number of common shares issuable to insiders under the plan and any other security based compensation arrangement of the Company shall not exceed 10% of the issued and outstanding common shares of the Company.  The exercise price for an Option (as such term is defined in the Option Plan) granted under the Option Plan may not be less than the Market Price (as such term is defined in the Option Plan) of the Company's common shares on the date of the grant.  Options granted under the Option Plan are subject to vesting requirements.  One third of the Options granted vest within six months of the grant date, one third of the Options granted vest within 12 months of the grant date and the final one third of the Options granted vest within 18 months of the grant date.  Options granted under the plan may include stock appreciation rights ("SARs").  A SAR granted under the Option Plan shall entitle the Eligible Person to elect to surrender to the Company an unexercised Option, or any portion thereof, and to receive from the Company in exchange for that number of shares having an aggregate value equal to the excess of the market value of one share over the purchase price of one share specified in such Option, multiplied by the number of shares called for by the Option, or portion thereof, which is so surrendered. To date, no SARs have been issued under the Option Plan.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of March 28, 2017, the Company believes that 4,631,820 (approximately 9.2%) of the Company's 50,591,381 issued and outstanding common shares were held by 48 registered shareholders with addresses in the United States and (approximately 79.95%) of the outstanding commons shares were held by 41 registered shareholders with addresses in Canada.

As far as known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.  The following table sets forth, as of March 31, 2017, information with respect to (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company’s outstanding voting securities and (ii) the total amount of any class of the Company’s voting securities owned by the officers and directors as a group.

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

To the extent known to the Company, as at March 31, 2017, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s).

B. RELATED PARTY TRANSACTIONS
The Company had the following transactions with the related parties for the year ended December 31, 2016.
Investments
Refer to the discussion within item “B – Business Overview, subsection “overview for 2016”) for description of the Company’s relationship and transaction with its investee, El Olivar.
Shared office expenses
Minco Silver and Minco Gold share offices and certain operating expenses in Beijing up to July 31, 2015.  Minco Silver, Minco Base Metals Corporation (“MBM”), a company with which the Company’s CEO has significant influence over, and Minco Gold share offices and certain operating expenses in Vancouver.

Due from related parties

As at December 31, 2016, the Company had the following amounts due from related parties:
-
$205,145 due from Minco Silver (December 31, 2015 – a payable of $ l77, 330). During the year ended December 31, 2016, Minco China, a subsidiary of Minco Silver, collected $544,164 on behalf of the Company from the partial settlement of the Retained Assets (refer to the MC Trust Arrangement discussed in the section “Business Overview”). Minco Silver also had $339,019 amount due from Minco Gold to account for the operating and shared expenses paid by Minco Gold on behalf of Minco Silver, net of the exploration expenses the Company paid on behalf of Minco Gold.

-	$18,527 due from MBM (December 31, 2015 - $12,387), in relation to shared office expenses recovery.

The amounts due to and due from related parties are unsecured, non-interest bearing and payable on demand.
Key management compensation

Key management includes the Company’s directors and senior management. This compensation has been included in exploration costs and operating expenses.
For the years ended December 31, 2016, 2015 and 2014, the following compensation was paid and accrued (2016 - $30,000, 2015 - $40,000, 2014 - $30,000) for compensation to key management:
	2016	2015
	$	$
Cash remuneration	312,016	333,729
Share-based compensation	80,702	67,405
Total	392,717	401,134

The above transactions were conducted in the normal course of business.
C. INTEREST OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information
The following financial statements of the Company are attached to this Annual Report:

●
Audited consolidated financial statements for the Company as at December 31, 2016 and 2015 and for the year ended December 31, 2016 (in Canadian dollars), with comparative figures for the years ended December 31, 2015 and 2014.

●	Audited consolidated financial statements of Minco Silver Corporation as at December 31, 2016 and 2015 and for the year ended December 31, 2016 (in Canadian dollars), with comparative figures for the years ended December 31, 2015 and 2014.

Dividend Policy
The Company has never paid any dividends and does not intend to pay any dividends in the near future.

Legal Proceedings
There are no outstanding legal proceedings that may have significant effect on the Company’s financial statements to report on.

Significant Changes
There have been no significant changes since the date of the annual financial statements included in this document.

ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Since February 24, 1998, the Company’s common shares have been listed on the TSX and currently trade under the trading symbol "MMM". The Company began trading on the NYSE MKT on November 22, 2005, under the trading symbol "MMK".  On February 1, 2007, the Company's trading symbol on the NYSE MKT was changed from “MMK” to “MGH.” The Company began trading on the Frankfurt Stock Exchange on May 9, 2007 under the trading symbol "MI5". The following tables set forth the reported high and low prices of the Company’s common shares for the five most recent fiscal years (Table A), each quarterly period for the past two fiscal years (Table B) and each month for the past six months (Table C on the TSX and the NYSE MKT). The Company has applied and obtained conditional approval to be listed on the TSX Venture Exchange (the "TSXV") as a Tier 1 Investment Issuer. Final acceptance are conditional upon the approval of a revised stock option plan that is in compliance with TSX-V policy; submission of the exchange listing agreement form 2D; and completion of the delisting from the TSX.

Table A

High and low market price for the five most recent fiscal years.

YEAR ENDED DECEMBER 31,	TSX (CDN$) HIGH	TSX (CDN$) LOW	NYSE MKT (US$) HIGH	NYSE MKT (US$) LOW
2016	0.50	0.15	0.40	0.12
2015	0.39	0.14	0.32	0.12
2014	0.68	0.18	0.62	0.16
2013	0.50	0.14	0.52	0.12
2012	0.97	0.35	0.98	0.34

Table B

High and low market prices for each quarterly period for the past two fiscal years ended December 31, 2016 and 2015.

QUARTER ENDED	TSX (CDN$) HIGH	TSX (CDN$) LOW	NYSE MKT (US$) HIGH	NYSE MKT (US$) LOW
December 31, 2016	0.34	0.23	0.26	0.17
September 30, 2016	0.50	0.33	0.38	0.25
June 30, 2016	0.42	0.33	0.33	0.25
March 31, 2016	0.46	0.15	0.40	0.12
December 31, 2015	0.27	0.14	0.21	0.12
September 30, 2015	0.30	0.21	0.25	0.17
June 30, 2015	0.36	0.25	0.29	0.21
March 31, 2015	0.39	0.25	0.32	0.21

Table C

High and low prices for each month for the past six months.

MONTH/YEAR	TSX (CDN$) HIGH	TSX (CDN$) LOW	NYSE MKT (US$) HIGH	NYSE MKT (US$) LOW	OTCQX (US$) HIGH	OTCQX (US$) LOW
February 2017	0.28	0.23	-	-	0.19	0.17
January 2017	0.30	0.23	0.23 (i)	0.19 (i)	0.18 (ii)	0.18 (ii)
December 2016	0.31	0.22	0.18	0.17
November 2016	0.34	0.24	0.26	0.17
October 2016	0.35	0.29	0.28	0.21
September 2016	0.38	0.33	0.30	0.25

(i)	The Company’s shares were voluntarily delisted from NYSE MKT on January 27, 2017. These numbers represented the high and low from January 1, 2017 to Jan 27, 2017.

(ii)	The Company’s shares started to trade on OTCQX on January 31, 2017. These high and low represent the day high and low share price on January 31, 2017.

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
Pursuant to the Tax Act, a US Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, unless such shares are “taxable Canadian property” within the meaning of the Tax Act and no relief is afforded under the Treaty. The shares of the Company would be taxable Canadian property if (i) the US Holder held the common share as capital property used in carrying on a business in Canada, or if  (ii) the U. S. Holder and persons with whom the US Holder did not deal at arm's length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition, and more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

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
Sale Exchange or Other Disposition of Common Shares
Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of the Company’s common shares, a US Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition of the common shares and the US Holder’s adjusted tax basis in the common shares.  The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the US Holder has held the common shares for more than one year.  Net long-term capital gains of non-corporate US Holders, including individuals, are eligible for reduced rates of taxation.  The deductibility of capital losses is subject to limitations.  Any gain or loss that a US Holder recognizes generally will be treated as gain or loss from sources within the United States for purposes of the US foreign tax credit limitation discussed above.

Passive Foreign Investment Companies

We believe we were a passive foreign investment company ("PFIC") for US federal income tax purposes for our taxable year ended December 31, 2016. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

F. DIVIDENDS AND PAYING AGENTS
Not Applicable.

G. STATEMENT BY EXPERTS
Not Applicable.

H. DOCUMENTS ON DISPLAY
The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F St. NE, Washington, D.C. 20549 or by accessing the SEC's website (www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).  Copies of the Company’s material contracts are kept in the Company’s administrative headquarters at Suite 2772, 1055 West Georgia Street, Vancouver, BC, V6E 3P3. Documents relating to Minco Silver referred to herein can be found under its profile on SEDAR.

I. SUBSIDIARY INFORMATION
Not applicable – the Company does not have any subsidiaries as at December 31, 2016 and as at the date of this report.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to risks that may include credit risk, liquidity risk, currency risk and interest rate risk. Management reviews these risks monthly and when material, they are reviewed and monitored by the Board of Directors.
Credit risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract.  This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:
•
Cash and cash equivalents– In order to manage credit and liquidity risk the Company places its cash with major financial institutions in Canada (subject to deposit insurance up to $100,000). As at December 31, 2016, total cash of $4,575,119 was placed with two institutions.

•
Short-term investment – The Company places its short-term investment with a major financial institution in Canada. As at December 31, 2016, total short-term investment was $3,352,062 (December 31, 2015 - $4,048,341).

Price Risk

Price risk is the risk that the fair value of an investment measured at FVTPL will fluctuate because of changes in market prices (other than those arising from foreign currency risk or interest rate risk). The Company is subject to price risk through its public equity investments.

The Company's private market investments are also subject to price risk as they are impacted by many general and specific market variables.
A 10% increase/decrease in the value of all public equity and private market investments would result in an approximate increase/decrease in the value of public and private market exposure and unrealized gain/loss in the amount of approximately $1.23 million.
Interest rate risk
Financial instruments that expose the Company to interest rate risk are cash and cash equivalents and short-term investments.
The Company holds short-term investments such as guaranteed investment certificates at fixed interest rates. As a result, the Company is not exposed to significant interest rate risk
Foreign exchange risk
The Company’s functional currency is the Canadian dollar in Canada. The foreign currency risk is related to the Company’s cash and cash equivalent, marketable securities and investments that may be denominated in US dollar. The following tables present the impacts to the Company’s operating results due to a change in relevant foreign currency exchange rate.
The Company has US dollar investment of $537,860 (US$400,000) and cash and cash equivalent approximately $4.4 million (US$ 3.3 million) as at December 31, 2016. A 10% change in the currency exchange rate (US$ to C$) will affect the Company’s net loss in a given period by approximately $0.49 million. The Company does not have currency hedge for its foreign exchange exposure.

Cash or investment denominated in US$ as at December 31, 2016	USD	C$ equivalent	Effect of a 10% Change in Exchange Rate – in $

Cash and cash equivalents	3,297,492	4,433,972	443,397

Investment at fair value, non-current	400,000	537,860	53,786

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
As of the end of the period covered by this report, the fiscal year ended December 31, 2016, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period December 31, 2016 covered by this Annual Report on Form 20-F. Management concluded that the disclosure controls and procedures were effective, as at December 31, 2016.

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
Management evaluated the effectiveness of internal control over financial reporting based on the control framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has evaluated the effectiveness of design and operation of the Company’s internal controls over financial reporting as at December 31, 2016, and based on this evaluation, management has concluded that the Company’s internal controls over financial reporting are effective as at December 31, 2016.

(c) Attestation report of the independent auditor
This annual report does not include an attestation report of the Company’s independent auditor regarding the effectiveness of the Company’s internal controls over financial reporting. Management’s report was not subject to attestation by the Company’s independent auditor pursuant to current rules of the SEC that exempt non-accelerated filers from the requirement to include auditor attestation on the effectiveness of internal control over financial reporting, thus permitting the Company to provide only management’s report on internal control over financial reporting in this Annual Report.

(d) Changes in internal controls over financial reporting
A material weakness as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

A material weakness, related to the lack of financial management oversight of accounting processes around the application of IFRS as it relates specifically to the calculation of the gain on sale of its subsidiary to an associate in 2015, was identified in the Company’s internal control over financial reporting during the year ended December 31, 2015.  This material weakness led to a material post-closing adjustment of $3.4 million which was appropriately corrected in the consolidated financial statements for the year ended December 31, 2015.
To remediate the material weakness described above, management has strengthened the control procedures relating to accounting for more complex transactions since the beginning of 2016. The Company appointed a new Chief Financial Officer (CFO) in early 2016 who developed and implemented more robust review and oversight processes when there are non-routine and more complex accounting issues.
Management has evaluated the remediation of such material weakness and concluded that as of December 31, 2016, this material weakness in internal control over financial reporting has been remediated.
Other than the remediation of the material weakness mentioned above, during the year ended December 31, 2016, there were no other changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16B CODE OF ETHICS - BOARD OF DIRECTORS AND OFFICERS

The Company has established a Code of Ethics for the Board and senior officers including chief executive officer, chief financial officer, and the controller. The Code of Ethics is available on the Company's website (www.mincogold.com).  A hard copy of the Code of Ethics may be requested from the Company by writing to the Company's Corporate Secretary at Suite 2772, 1055 West Georgia Street, Vancouver, and B.C. V6E.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the past two fiscal years, the Company has paid the following fees to its principal accountants, PricewaterhouseCoopers LLP.

	2016	2015
	$	$
Audit fees (1)	110,900	124,700
Audit-related fees (2)	-	5,350
Tax fees (3)	-	-
All other fees (4)	-	-
Total	110,900	130,050

Notes:
(1)	The aggregate fees billed for audit services.
(2)	The aggregate fees billed for consultation, assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.
(3)	The aggregate fees billed for tax compliance, corporate income tax returns, tax advice, tax compliance, and tax planning services.
(4)	The aggregate fees billed for professional services other than those listed in the other columns items.

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
Audited consolidated Financial Statements of the Company (Issuer) as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, including the Report of Independent Auditors
Audited consolidated Financial Statements of Minco Silver as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, including the Report of Independent Auditors
44-76 77-109

(42)

ITEM 19. EXHIBITS

EXHIBIT NUMBER	DATE	DESCRIPTION
1.1*	20F – April 20, 2012	Articles of Incorporation of Minco Gold Corporation
1.2*	20F – April 20, 2012	Notice of Articles of Minco Gold Corporation
4.13*	20F – March 31, 2016	Share Purchase Agreement dated May 22, 2015 between the Company, Minco Silver Corporation and Minco Investment Holdings HK Ltd.
4.14*	20F – March 31, 2016	Amended and Restated Declaration of Trust and Agency Agreement dated July 31, 2015 between the Company, Minco Silver Corporation, Yuangling Minco Mining Co. Ltd. and Huaihua Tiancheng Mining Ltd.
4.12*	20F – March 31, 2016	Minco Gold Corporation Stock Option Plan
12.1	20F – March 31, 2017	Certification of the President Pursuant to Rule 13(a)-14(a) or ISD -14(a) under the Exchange Act
12.2	20F – March 31, 2017	Certification of the Chief Financial Officer Pursuant to Rule 13(a)-14(a) or ISD -14(a) under the Exchange Act
13.1	20F – March 31, 2017	Certification of the President Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	20F – March 31, 2017	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	20F – March 31, 2017	Glossary of Geological Terms

* Incorporated by reference from our Form 20-Fs filed in prior years.
(43)

Minco Gold Corporation

Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(Canadian dollars)

(44)

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

Dr. Ken Cai	Larry Tsang, CPA, CA
President and CEO	Chief Financial Officer

Vancouver, Canada
March 31, 2017

(45)

Independent Auditor’s Report

To the Shareholders of Minco Gold Corporation

We have audited the accompanying consolidated financial statements of Minco Gold Corporation, which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015 and the consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Minco Gold Corporation as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
As discussed in notes 1 and 7 of the consolidated financial statements, effective November 11, 2016, the Company determined that it met the definition of an investment entity in accordance with IFRS 10, Consolidated Financial Statements.  Our opinion is not qualified in respect of this matter.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, BC
March 31, 2017

(46)

Index
		Page
Consolidated Financial Statements		48-52
	Consolidated Statements of Financial Position	48
	Consolidated Statements of Income (Loss)	49
	Consolidated Statements of Comprehensive Income (Loss)	50
	Consolidated Statements of Changes in Equity	51
	Consolidated Statements of Cash Flows	52

Notes to the Consolidated Financial Statements		53-76
1	General information and significant transaction with Minco Silver	53
2	Basis of preparation	54
3	Summary of significant accounting policies	54
4	Critical accounting estimates and judgments	60
5	Cash and cash equivalents	62
6	Short-term investment	62
7	Investments at fair value	63
8	Investment in an associate	64
9	Mineral interests	66
10	Gain on legal settlement	67
11	Share capital	68
12	Income tax	70
13	Commitments	71
14	Related party transactions	72
15	Financial instruments and fair values	73
16	Capital management	76
17	Subsequent events	76

(47)

Minco Gold Corporation
Consolidated Statements of Financial Position
(in Canadian dollars)

	December 31,	December 31,
	2016	2015
Assets	$	$
Current assets
Cash and cash equivalents (note 5)	4,575,119	5,593,669
Short-term investment, (note 6)	3,352,062	4,048,341
Investments at fair value, current (note 7)	11,770,000	-
Receivables	169,380	11,122
Due from related parties (note 14)	223,672	12,387
Prepaid expenses and deposits	72,035	162,970
	20,162,268	9,828,489
Non-current assets
Long-term deposit	51,277	51,277
Property, plant and equipment	7,066	10,428
Investments at fair value, non-current (note 7)	537,860	-
Investment in an associate (note 8)	-	6,631,094
	20,758,471	16,521,288
Liabilities
Current liabilities
Accounts payable and accrued liabilities	211,427	389,522
Due to related party (note 14)	-	177,330
	211,427	566,852
Equity
Equity attributable to owners of the parent
Share capital (note 11 (a))	41,976,886	41,911,823
Contributed surplus	9,322,102	9,247,685
Accumulated other comprehensive income	-	2,763,940
Deficits	(30,751,944)	(37,969,012)
	20,547,044	15,954,436
Total liabilities and equity	20,758,471	16,521,288
Commitments (note 13) Subsequent events (note 1, 9(b),17)

Approved by the Board of Directors

(signed) Malcolm Clay Director	(signed) Robert CallanderDirector

The accompanying notes are an integral part of these consolidated financial statements.

(48)

()
MINCO GOLD CORPORATION
(An exploration stage enterprise)
Consolidated Interim Statement of Changes in Equity
For the three month ended March 31, 2011 and 2010
(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	2016	2015	2014
	$	$	$
Unrealized loss from investments at fair value (note 7)	990,000	-	-
Operating expenses
Accounting and audit	99,959	152,777	105,423
Amortization	3,362	34,781	67,180
Consulting	61,537	78,267	11,633
Directors' fees	59,138	73,124	54,188
Exploration costs (note 9)	217,110	793,081	1,177,817
Gain on legal settlement (note 10)	(530,789)	(51,745)	(148,739)
Gain on sale of exploration permit (note 9(b)(c))	(159,502)	-	(376,937)
Investor relations	12,048	37,051	24,726
Legal and regulatory	183,497	144,844	140,727
Office and miscellaneous	236,626	384,804	366,836
Investment investigation	179,453	81,407	74,948
Salaries and benefits	116,227	388,887	618,926
Share-based compensation (note 11(b))	100,693	80,248	297,588
Travel and transportation	15,747	75,791	69,786
Total operating expenses	595,106	2,273,317	2,484,102
Operating loss	(1,585,106)	(2,273,317)	(2,484,102)
Foreign exchange gain (loss)	(153,066)	209,493	(16,977)
Gain on sale of Minco Resources (note 1)	-	15,060,170	-
Gain on becoming an investment entity (note 7)	9,399,970	-	-
Share of gain (loss) from an associate (note 8)	(408,225)	1,259,391	(321,972)
Dilution loss (note 8)	(98,899)	-	(78,177)
Impairment of investment in an associate (note 8)	-	-	(4,205,816)
Loss on partial disposal of investment in an associate (note 8)	-	-	(399,536)
Impairment of property, plant and equipment	-	-	(8,784)
Finance income	62,394	64,819	17,570
Net income (loss) for the year	7,217,068	14,320,556	(7,497,794)
Net income (loss) attributable to:
Shareholders of the Company	7,217,068	14,361,342	(7,354,162)
Non-controlling interest	-	(40,786)	(143,632)
	7,217,068	14,320,556	(7,497,794)
Net Income (loss) per share:
basic	0.14	0.28	(0.15)
diluted	0.14	0.28	(0.15)
Weighted average number of common shares outstanding:
basic	50,687,496	50,566,749	50,488,078
diluted	52,510,830	50,566,749	50,488,078

Income taxes (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

(49)

 Minco Gold Corporation

 Consolidated Statements of Comprehensive Income (Loss)
 For the years ended December 31, 2016, 2015 and 2014
 (in Canadian dollars)

	2016	2015	2014
	$	$	$
Net income (loss) for the year	7,217,068	14,320,556	(7,497,794)
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
-Reclassification of currency translation adjustments upon disposition of Minco Resources (note 1)	-	(479,324)	-
-Reclassification of other comprehensive income on partial disposal of investment in an associate (note 8)	-	-	(158,797)
-Reclassification of other comprehensive income of an associate (note 8) on becoming investment entity (note 7)	(1,418,523)	-	-
-Share of other comprehensive income (loss) of an associate (note 8)	(1,345,417)	1,958,940	115,462
-Exchange differences on translation from functional to presentation currency	-	101,238	131,551

Total comprehensive income (loss) for the year	4,453,128	15,901,410	(7,409,578)

Comprehensive income (loss) attributable to:
Shareholders of the Company	4,453,128	15,904,973	(7,273,894)
Non-controlling interest	-	(3,563)	(135,684)
	4,453,128	15,901,410	(7,409,578)

The accompanying notes are an integral part of these consolidated financial statements.

(50)

Minco Gold Corporation
 (An exploration stage enterprise)
 Consolidated Statements of Changes in Equity
 For the years ended December 31, 2013, 2012 and 2011
 (in Canadian dollars)

		Attributable to equity owner of the Company
	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficits	Subtotal	Non-controlling interest	Total equity
		$	$	$	$	$	$	$
Balance – January 1, 2014	50,348,215	41,758,037	8,933,012	1,102,818	(44,976,192)	6,817,675	5,124,196	11,941,871
Net loss for the year	-	-	-	-	(7,354,162)	(7,354,162)	(143,632)	(7,497,794)
Other comprehensive income	-	-	-	80,268	-	80,268	7,948	88,216
Proceeds on issuance of shares from exercise of options	166,666	124,720	(51,387)	-	-	73,333	-	73,333
Share-based compensation	-	-	297,588	-	-	297,588	-	297,588
	50,514,881	41,882,757	9,179,213	1,183,086	(52,330,354)	(85,298)	4,988,512	4,903,214
Balance - January 1, 2015	50,514,881	41,882,757	9,179,213	1,183,086	(52,330,354)	(85,298)	4,988,512	4,903,214
Net income (loss) for the year	-	-	-	-	14,361,342	14,361,342	(40,786)	14,320,556
Other comprehensive income	-	-	-	1,580,854	-	1,580,854	37,223	1,618,077
Elimination of non-controlling interest related to sale of Minco Resources	-	-	-	-	-	-	(4,984,949)	(4,984,949)
Proceeds on issuance of shares from exercise of options	66,500	29,066	(11,776)	-	-	17,290	-	17,290
Share-based compensation	-	-	80,248	-	-	80,248	-	80,248
Balance - December 31, 2015	50,581,381	41,911,823	9,247,685	2,763,940	(37,969,012)	15,954,436	-	15,954,436

Balance - January 1, 2016	50,581,381	41,911,823	9,247,685	2,763,940	(37,969,012)	15,954,436	-	15,954,436

Net income for the year	-	-	-		7,217,068	7,217,068	-	7,217,068
Other comprehensive loss (note 8)	-	-	-	(1,345,417)	-	(1,345,417)	-	(1,345,417)
Reclassification of other comprehensive income of an associate upon changes to an investment entity (note 7)	-	-	-	(1,418,523)	-	(1,418,523)	-	(1,418,523)
Proceeds on issuance of shares from exercise of options	152,000	65,063	(26,276)	-	-	38,787	-	38,787
Share-based compensation	-	-	100,693	-	-	100,693	-	100,693
Balance - December 31, 2016	50,733,381	41,976,886	9,322,102	-	(30,751,944)	20,547,044	-	20,547,044
The accompanying notes are an integral parts of these consolidated financial statements

(51)

Minco Gold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

	2016	2015	2014
Cash flow provided by (used in)	$	$	$
Operating activities
Net income (loss) for the year	7,217,068	14,320,556	(7,497,794)
Items not affecting cash:
Amortization	3,362	34,363	67,180
Share of loss (gain) from an associate (note 8)	408,225	(1,259,391)	321,972
Dilution loss	98,899	-	78,177
Loss on partial disposal of investment in an associate	-	-	399,536
Impairment of investment in an associate	-	-	4,205,816
Impairment on property, plant and equipment	-	-	8,784
Foreign exchange loss (gain)	148,484	(227,257)	17,603
Gain on sale of Minco Resource	-	(15,111,348)	-
Gain from legal settlement (note 11)	(530,789)	(51,745)	(148,739)
Gain on sale of exploration permits (note 9(b))	(159,502)	-	(376,937)
Unrealized loss from investments at fair value (note 7)	990,000	-	-
Gain on becoming an investment entity (note 7)	(9,399,970)	-	-
Share-based compensation (note 11 (b))	100,693	80,248	297,588
Purchase of short-term investment (note 6)	(3,332,062)
Redemption of short-term investment (note 6)	3,498,341
Purchase of investments at fair value (Note 7)	(537,860)	-	-
Changes in items of working capital:
Receivables	(158,258)	10,454	(82,144)
Due from related parties	321,064	501,491	41,368
Prepaid expenses and deposits	90,935	(140,315)	(73,151)
Accounts payable and accrued liabilities	(178,098)	91,603	19,141
Net cash used in operating activities	(1,419,468)	(1,751,341)	(2,721,600)
Investing activities
Net cash outflow from sale of Minco Resources and its subsidiaries	-	(1,354,041)	-
Proceeds from legal settlement (note 11)	-	94,472	720,095
Proceeds from partial disposal of investment in an associate (note 8)	-	-	1,500,000
Proceeds from sales of exploration permits (note 9(b))	-	-	376,937
Purchase of or proceeds from sale of property, plant and equipment	-	13,693	(13,772)
Purchase of short-term investments (note 6)	(20,000)
Redemption of short-term investments	550,000	6,068,564	-
Net cash generated from investing activities	530,000	4,822,688	2,583,260
Financing activities
Advance from non-controlling interest shareholders	-	-	258,471
Proceeds from stock option exercises	38,787	17,290	73,333
Net cash generated from financing activities	38,787	17,290	331,804
Effect of exchange rate changes on cash and cash equivalents	(167,869)	387,994	125,765
(Decrease) increase in cash and cash equivalents	(1,018,550)	3,476,631	319,229
Cash and cash equivalents- Beginning of year	5,593,669	2,117,038	1,797,809
Cash and cash equivalents - End of year	4,575,119	5,593,669	2,117,038
Cash paid for income tax	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

(52)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

1.	General information
Minco Gold Corporation (“Minco Gold” or the “Company”) was incorporated in 1982 under the laws of British Columbia, Canada as Cap Rock Energy Ltd. The Company changed its name to Minco Gold in 2007. The registered office of the Company is 2772 – 1055 West Georgia Street, British Columbia, Canada. The Company’s common shares are traded on the Toronto Stock Exchange (“TSX”) under the symbol “MMM”, the NYSE MKT under the symbol “MGH” (before January 31, 2017), and ceased trading on the NYSE MKT and commenced trading on the OTC Market in the USA (“OTCQX”) under the symbol MGHCF commencing January 31, 2017.
Change of Business Status
The Company was previously an exploration stage enterprise engaged in exploration and evaluation of gold-dominant mineral properties and projects. On November 11, 2016, the Company submitted an application to the TSX for delisting from the TSX and listing on the TSX Venture Exchange (“TSX-V”) as a Tier 1 Investment Issuer. At the same time, the Company also has changed its business from an exploration company into an investment issuer engaged in investing in privately and publicly traded companies. The Company received conditional approval from TSX-V on February 16, 2017.
The Company determined it has met the definition of investment entity under IFRS 10 Consolidated financial statements as of November 11, 2016. As such, the Company commenced accounting for its investment in Minco Silver Corporation (“Minco Silver”) at fair value through profit or loss (“FVTPL”) starting November 11, 2016 in accordance with IAS 39 Financial Instruments: recognition and measurement (“IAS 39”).
Significant transaction with Minco Silver in prior year
On May 22, 2015, the Company entered into a share purchase agreement (“SPA”) with Minco Silver Corporation (“Minco Silver”) and Minco Silver’s wholly-owned subsidiary, Minco Investment Holding HK Ltd. (“Minco Investment”). Pursuant to the SPA, the Company sold all of the issued and outstanding shares of its wholly-owned subsidiary, Minco Resources Limited (“Minco Resources”), which held interests in Minco Mining (China) Corporation (“Minco China”) to Minco Investment. Minco China consolidated certain subsidiaries including Yuanling Minco Mining Ltd. (“Yuanling Minco”), Tibet Minco Mining Co. Ltd. (“Tibet Minco”), Huaihua Tiancheng Mining Ltd. (“Huanihua Tiancheng”), a legal ownership of Changfu Minco Mining Co. Ltd., formerly Foshan Minco Mining Co. Ltd., (“Changfu Minco”) and a 51% interest in Guangdong Mingzhong Mining Co. Ltd. (“Mingzhong”), which owned the Changkeng Gold Project.
The selling price was $13,716,397. In accordance with the SPA, $3,700,000 of the sales price was applied to settle outstanding amounts due from the Company to Minco Silver. This sale transaction closed on July 31, 2015.
(53)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

1.	General information (continued)
The Company recognised a gain of $18,467,407 on the sale, based on the consideration received of $13,716,397 and the negative carrying value of its investment in the net assets of Minco Resources in the amount of $4,340,686.  This resulted in a total gain of $18,057,083, which was reduced by $69,000 to account for the transaction costs and further adjusted to include the reclassification of cumulative translation adjustments of $479,324 relating to the disposed entities.  The negative carrying value of the net assets sold also included a non-controlling interest of $4,984,949, which relates to the 49% interest of Mingzhong that was not owned by the Company. Due to Minco Gold’s significant influence on Minco Silver, an unrealised gain in the amount of $3,407,237 was recorded as a reduction of Minco Gold’s equity investment in Minco Silver and the remaining amount resulted in a realised gain of $15,060,170 recorded in net income.
Three assets previously held in Minco Resources have been retained by the Company (the “Retained Assets”) including the contingent receivable from a legal settlement with 208 Team (note 10), the Gold Bull Mountain exploration permits (note 9) and Longnan exploration permits (note 9).
The majority of the consideration was received in the form of a short-term investment (note 6) of $ $10,116,905, and net cash out flow of $1,354,041 as a result of the transaction mainly represented cash balances within the entities sold.
2. Basis of preparation
These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Certain prior year financial information has been reclassified to conform to the presentation in the current year.
These financial statements were approved by the board of directors for issue on March 31, 2017.
3.	Summary of significant accounting policies
Basis of measurement
The consolidated financial statements have been prepared under the historical cost convention, except for investments carried at FVTPL.
Consolidation
During and as at the year ended December 31, 2016, the Company did not have subsidiaries.
The consolidated financial statements for the year ended December 31, 2015 include the accounts of Minco Gold, and through to July 31, 2015, as described in Note 1, its wholly-owned Chinese subsidiaries Minco China, Yuanling Minco, Tibet Minco and Huaihua Tiancheng Mining Huaihua Tiancheng; its wholly owned Hong Kong subsidiary Minco Resources and its 51% interest in Mingzhong.  Information about the Company’s holding in its former subsidiaries:
(54)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

3.	Summary of significant accounting policies (continued)
Name	Principal activities (ownership interest)	Country of incorporation
Minco China	Exploring and evaluating mineral properties (100%)	China
Yuanling Minco	Exploring and evaluating mineral properties (100%)	China
Tibet Minco	Exploring and evaluating mineral properties (100%)	China
Huaihua Tiancheng	Exploring and evaluating mineral properties (100%)	China
Minco Resources	Holding company (100%)	China
Mingzhong	Exploring and evaluating mineral properties (51%)	China

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
Investment in associates
Associates are entities over which the Company has significant influence, but not control. Significant influence is generally presumed to exist where the Company has between 20 percent and 50 percent of the voting rights, but can also arise where the Company holds less than 20 percent of the voting rights, but it has power to be actively involved and influential in policy decisions affecting the entity. The Company accounts for its investment in associates using the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s shares of profit or loss of the associate. The Company’s share of income or loss of associates is recognized in the consolidated statement of income (loss) prior to the date that it became an investment entity.
Dilution gains and losses arising from changes in interests in investments in associates where significant influence is retained are recognized in the consolidated statements of income (loss).
At each reporting date, the Company determines whether there is any objective evidence that the investment in the associate is impaired or if previously recorded impairment should be reversed. If impairment is determined to exist, the amount of the impairment is recognized in the statement of income (loss). The amount of impairment is calculated as the difference between the recoverable amount of the investment in the associate and its carrying value.
(55)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

3.	Summary of significant accounting policies (continued)
If objective evidence of reversal exists,  the reversal is recognized in net income in the period the reversal occurs, and is limited by the carrying value that would have been determined, from the application of equity accounting method, had no impairment charge been recognized in prior periods.
The Company applies the above investment in associate accounting policies to its investment in Minco Silver until November 11, 2016 (Note 1). Commencing November 11, 2016, the Company began to account for such investment in associates at FVTPL in accordance with IAS 39 (Note 1).
Foreign currency translation
(i) Functional and presentation currency
The financial statements of each entity in the group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.
The functional currency of Minco Gold is the Canadian dollar.
The functional currency of the Company’s Chinese subsidiaries, disposed of in 2015, was Renminbi (“RMB”).
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
(56)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
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
At initial recognition, the Company classifies its financial instruments in the following categories:
(i) Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Financial instruments in this category are recognized initially and subsequently at fair value. The Company recognizes purchases and sales of financial assets on settlement day, when transactions are closed. Transaction costs related to financial assets classified or designated as at FVTPL are expensed as incurred. A financial asset is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the Company has transferred substantially the risks and rewards of ownership of the asset. Gains and losses arising from changes in fair value are presented in the statement of income within other gains and losses in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as non-current. The Company designates its investment in Minco Silver and other publicly traded and privately held companies as FVTPL, including warrants. Fair value of warrants was estimated using Black-Scholes option pricing model.
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
(iv) Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable, and due to related parties.
Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

(57)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
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
(58)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

3. Summary of significant accounting policies (continued)
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
(59)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

3. Summary of significant accounting policies (continued)
Accounting standards and amendments issued but not yet applied
IFRS 9, Financial Instruments, addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments: Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities are largely carried forward from the existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. The effective date is for annual periods beginning on or after January 1, 2018. Early adoption is permitted. We are currently evaluating the impact of IFRS 9.
IFRS 16, Leases, replaces the previous leases standard IAS 17, Leases and Related Interpretations, and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (lessee) and the supplier (lessor). Effective January 1, 2019, an entity can choose to early adopt IFRS 16, but only if it also applies IFRS 15, Revenue from Contracts with Customers. We do not expect a significant impact from the adoption of IFRS 16.
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
Significant Influence of Minco Silver
Management has assessed the level of influence that the Company has on Minco Silver and determined that it has significant influence even though its shareholding has been below 20% since April 22, 2014. This is because of the representation on Minco Silver’s board, common CEO and other shared management.
The status of an investment entity
When the Company submitted its application to the TSX-V for a change of business Management on November 11, 2016, management considered all the available facts and concluded that the Company has met all the three criteria set forth in IFRS 10.27 and became an investment entity as defined in IFRS 10 (Note 1):
(60)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

4. Critical accounting estimates and judgments (continued)
•	obtains funds from one or more investors for the purpose of providing those investor(s) with investment management services;
•	commits to its investors that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and
•	measures and evaluates the performance of substantially all of its investments on a fair value basis.
In addition, management considers the Company has all of the typical characteristics of an investment entity set forth in IFRS 10.28:
•
it has more than one investment (On November 11, 2016, the Company had one investment in Minco Silver and was in the process of acquiring its investment in EI Olivar Imperial SAC, which was completed before the year ended December 31, 2016);

•	it has more than one investor ;
•	it has investors that are not related parties of the entity; and
•	it has ownership interests in the form of equity.
Impairment of investment in associates
At each reporting date, the Company determines whether there is any objective evidence that the investment in the associate is impaired or if previously recorded impairment should be reversed. This determination requires significant judgment. In making this judgment, management evaluates among other factors, the movements in the trading share price of Minco Silver and other commercial activities impacting Minco Silver.
If impairment is determined to exist, the amount of the impairment is recognized in the statement of income (loss). The amount of impairment is calculated as the difference between the recoverable amount of the investment in the associate and its carrying value. If objective evidence of reversal exists,  the reversal is recognized in net income in the period the reversal occurs, and is limited by the carrying value that would have been determined, from the application of equity accounting method, had no impairment charge been recognized in prior periods.
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
As at November 11, 2016, the date the Company ceased to apply equity method to account for its investment on Minco Silver, the Company reviewed the corporate developments of Minco Silver, including the activities post acquisition of the Changkeng project, and an increase in the market value of Minco Silver’s share price since year ended December 31, 2015. Based on this review, management determined no indicators of impairment or indicators of reversal were present.

(61)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

4. Critical accounting estimates and judgments (continued)
Fair value of investments measured at FVTPL

The Company's investments are recorded in the Consolidated Statements of Financial Position at fair value. Management uses their judgment to select a variety of methods and make assumptions that are not always supported by quantifiable market prices or rates. Judgment is required in order to determine the appropriate valuation methodology under this standard and subsequently in determining the inputs into the valuation model used. These judgments include assessing the future earnings potential of investee companies, appropriate earnings multiples to apply, adjustments to comparable multiples, liquidity and net assets. In making estimates and judgments, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistently and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the methodology or assumptions utilized in making these estimates in these Financial Statements. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these Financial Statements and the differences may be material. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values of various assets and liabilities.

The fair values of financial instruments with quoted bid and ask prices are based on the price within the bid-ask spread that are most representative of fair value and may include closing prices in exchange markets. The fair value of the other financial instruments is determined using the valuation techniques described in Note 15.
5. Cash and cash equivalents
Cash and cash equivalents comprise cash at banks and on hand and guaranteed investment certificates with initial maturities of less than three months. As at December 31, 2016, cash and cash equivalents consisted solely of cash at banks and on hand of $4,575,119 which includes $4,433,972 (USD $3,297,492) denominated in USD (December 31, 2015 - $5,557,926 (USD $4,007,446)). The Company did not hold any cash equivalents as at December 31, 2016 or 2015.
6. Short-term investment
As at December 31, 2016, short-term investments consist of $3,352,062 cashable guaranteed investment certificates, with maturity of one year on December 29, 2017. The yield on this investment is 0.825%.
On July 31, 2015, the Company received short-term investments in the amount of $10,116,905 from Minco Silver, as consideration for the sale of Minco Resources and its subsidiaries. During the year, the Company redeemed $6,068,564 of the short-term investment received. As at December 31, 2015, short-term investments consisted of $4,048,341 cashable guaranteed investment certificates, with maturity of one year on December 28, 2016. The yield on this investment is 1.4%.
(62)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

7. Investments at fair value
Following are investments at fair value at the years ended December 31, 2016 and 2015:
	2016	2015
	$	$
Current:
Investment in Minco Silver (Note 8)	11,770,000	-
Non-current:
Investment in EI Olivar Imperial SAC	537,860	-
Total	12,307,860	-

The Company owned 11,000,000 common shares of Minco Silver as at December 31, 2016 (representing an 18.26% ownership interest), and November 11, 2016 (18.26%), and December 31, 2015 (18.45%). The Company applied the equity method to account for this investment until November 11, 2016 when the Company became an investment entity (see Note 1). Commencing November 11, 2016, the Company accounted for this investment at FVTPL.
The Company considers the closing share price of Minco Silver at each reporting date as its fair value.
On December 22, 2016, the Company acquired 5.9% or 400,000 units (“Unit’) of El Olivar Imperial SAC (“El Olivar”), a privately held Peruvian corporation, at US$1.00 per unit through a private placement.
Each Unit consists of one Class A voting share and 1.5 Class A share purchase warrants, with each full warrant entitling the holder to purchase one additional Class A voting share for a period of six months from closing at a price of US$1.00 per share. Minco Gold shall receive an annual cash dividend in U.S. dollars equal to 6% of the invested amount, calculated from the initial date of investment and payable starting on the date that is 18 months from the closing date.
The Class A Shares may be converted at any time into common shares of El Olivar at the option of the holder. After a period of 10 years from the commencement of commercial production, Class A shareholders will have the option to either convert their Class A Shares to common shares or redeem the shares for cash at face value. The conversion rate will initially be 1:1, subject to customary adjustments.
One director of the Company is also a director, an officer, and a controlling shareholder of EI Olivar.
The cost of the acquisition was $537,860 (US400,000) which approximated the fair value as at December 31, 2016 due to the short time period between the acquisition day of December 22, 2016, and December 31, 2016.
(63)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

7. Investments at fair value (continued)
During the year ended December 31, 2016, the Company recorded the following amounts related to its investments at fair values:
Year ended December 31, 2016	$
Investment in Minco Silver :
The difference of the carrying value ($4,778,553) and the fair value ($12,760,000) of investment in Minco Silver on November 11, 2016	7,981,447
Reclassification from other comprehensive income upon changes to an investment entity (on November 11, 2016) to income statement	1,418,523
Gain on deemed disposal at November 11, 2016	9,399,970
Unrealized loss from change in fair value on investment in Minco Silver from November 11, 2016 to December 31, 2016	(990,000)
Unrealized gain (loss) from investment in El Olivar from December 22, 2016 to December 31, 2016	-
Unrealized loss on investments at fair value	(990,000)

8.	Investment in an associate
As at December 31, 2016, Minco Gold owned an 18.26% (December 31, 2015 – 18.45%) interest in Minco Silver. The Company has significantly influence on Minco Silver through common officers and a common director.  Minco Silver was incorporated in British Columbia, Canada and its Common Shares are listed on the Toronto Stock Exchange (“TSX”) and trades under the symbol “MSV”. The Company accounted for its investment in Minco Silver using the equity method up to November 11, 2016, when the Company met the definition of an investment entity and commenced accounting for this investment at FVTPL (Note1 and 7).
As at November 11, 2016, the date on which the Company met the criteria of an investment entity, the Company reviewed the corporate developments of Minco Silver, including the activities post acquisition of the Changkeng project, and an increase in the market value of Minco Silver’s share price since year ended December 31, 2015. Based on this review, management determined no indicators of impairment or indicators of reversal were present.
As at December 31, 2016, 2015 and 2014, the Company owned 11,000,000 common shares of Minco Silver.
(64)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

8.	Investment in an associate (continued)
Continuity of the Company’s investment in Minco Silver during the period it was accounted for as an investment in associate is as follows:
	Period from January 1 to November 11,
	2016	2015	2014
	$	$	$
Beginning of period	6,631,094	6,820,000	13,368,836
Dilution loss	(98,899)	-	(78,177)
Share of Minco Silver’s income (loss)	(408,225)	1,259,391	(321,972)
Share of Minco Silver’s other comprehensive income (loss)	(1,345,417)	1,958,940	115,462
Partial disposition		-	(2,058,333)
Unrealized gain on disposition of Minco Resources	-	(3,407,237)	-
Impairment	-	-	(4,205,816)
Ending of period	4,778,553(i )	6,631,094	6,820,000

(i) $4,778,553 is the carrying value of the Company’s investment in Minco Silver on November 11, 2016 when the Company ceased to apply the equity method to account for this investment (Note 7)
Following is required financial position disclosure of Minco Silver that was accounted for under the equity method in 2015.
December 31, 2015
$
Cash and cash equivalents	26,202,564
Other current assets	33,039,404
Mineral interests	63,676,055
Property, plant and equipment	434,999
Current liabilities	638,549
Shareholders' equity	122,714,472

(65)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

8.	Investment in an associate (continued)
The following is the income statement disclosure of Minco Silver for the years ended December 31, 2016, 2015 and 2014.
Years ended December 31,	2016 (i)	2015	2014
	$	$	$
Administrative expenses	2,576,760	2,805,616	3,376,141
Interest income	521,021	911,213	980,945
Net income (loss) for the year	(2,407,668)	6,680,947	(1,665,516)
Other comprehensive income (loss)	(9,277,783)	10,851,532	470,514
Comprehensive income (loss) for the year	(11,685,451)	17,532,479	(1,195,002)

(i) These are Minco Silver’s operating results for the whole year ended December 31, 2016. The Company only proportionally shared Minco Silver’s results from January 1 to November 11, 2016 when Minco Gold commenced accounting for its investment in Minco Silver at FVTPL.
The net loss and other comprehensive loss proportionally shared by the Company are $1,946,221 and ($7,016,304) respectively.
9. Mineral interests
a) Guangdong - Changkeng
Former subsidiaries Minco China and Tibet Minco, are the controlling shareholders in Mingzhong with a 51% interest collectively.
Mingzhong signed an exploration permit transfer agreement with No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) and on January 5, 2008 Mingzhong received the Changkeng exploration permit (the “Changkeng Exploration Permit”).
On July 31, 2015, the Company’s equity investee, Minco Silver, completed the purchase of the Company’s subsidiaries that control the 51% interest of Mingzhong (note 1).
b) Gansu - Longnan
Following the transaction in 2015 with Minco Silver (note 1), the Company’s former subsidiary, Minco China holds nine exploration permits in trust for the Company in the Longnan region of south Gansu province in China. The Longnan region is within the southwest Qinling gold field. The Longnan region consists of three projects according to their geographic distribution, type and potential of mineralization:
iv)	Yangshan: including four exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area;
v)	Yejiaba: including four exploration permits adjacent to the Guojiagou exploration permit; and
vi)	Xicheng East: including one exploration permit to the east extension of the Xicheng Pb-Zn mineralization belt.

(66)

9. Mineral interests (continued)
On April 8, 2016, Minco China entered into an agreement with Longnan Kingstone Mining Limited (“Longnan Kingstone”) in which the Company disposed of two exploration permits in the Yangshan and Xicheng east area to Longnan Kingstone for total cash proceeds of RMB 800,000 ($154,920). The process of transferring the titles of the four permits to Longnan Kingstone was approved by Gansu province. Minco China had received RMB 100,000 ($19,365) as at December 31, 2016. The remaining RMB 700,000 ($140,137) was received in January 2017.  A gain on sale of exploration permit of $159,502 has been recorded for the year ended December 31, 2016.
The Company is looking for buyers of these permits and will not renew the rest of these permits when they expire.
c)	Hunan - Gold Bull Mountain
Following the transaction in 2015 with Minco Silver, Minco China holds the Gold Bull Mountain exploration permit in trust for the Company. This permit expires on June 28, 2017.
The Company is looking for buyers of this permit, and will not renew this permit when it expires.
The following is a summary of exploration costs, net of recoveries of each project:
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2014	2016
	$	$	$	$
Gansu - Longnan	195,248	626,815	894,646	12,527,397
Guangdong- Changkeng	-	122,652	244,784	8,285,703
Hunan - Gold Bull Mountain	21,862	43,508	36,862	2,338,473
Guangdong - Sihui	-	106	1,525	6,099
Total	217,110	793,081	1,177,817	23,157,672
As at December 31, 2016 and 2015, each of the above mineral properties has a carrying value of $nil.

10. Gain on legal settlement
In 2010, Minco China, the former subsidiary of the Company, had entered into an agreement with the 208 Team, a subsidiary of China National Nuclear Corporation, to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China (the “Agreement”). The 208 Team did not comply with certain obligations under the Agreement. As a result, Minco China commenced legal action in China seeking compensation. On March 25, 2013, Minco China settled its claim against the 208 Team for an amount of RMB 14 million ($2.4 million). As at December 31, 2014, Minco China had received RMB 9 million ($1,501,083).
On May 6, 2015, Minco China reached an agreement to settle its claim against the 208 Team for an amount of RMB 5.5 million ($1,138,472). The payments were to be received in following manner:
(67)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

10. Gain on legal settlement (continued)
On the signing date of the agreement- RMB 500,000 ($98,940) (received on May 7, 2015)
On or before June 17, 2015- RMB 2,000,000 ($405,894)
On or before August 7, 2015- RMB 3,000,000 ($608,840)
Upon the completion of the SPA on July 31, 2015, the Company continued to be entitled to its interest in the outstanding receivable RMB 5,000,000 ($1,074,134) through a trust agreement with Minco China, a current subsidiary of Minco Silver.
As at December 31, 2015, the remaining RMB 5 million balance receivable under the legal settlement was not received.
The Company, through Minco China, engaged a Chinese law firm to recover the remaining RMB 5 million unpaid balance on a contingent fee basis whereby the Company would pay the Chinese law firm 50% of the net amount recovered. The remaining RMB 5,000,000 was received, by the Minco China on the Company’s behalf, on July 27, 2016 (note 14) and the Company recognized a gain of $530,789 which was the settlement payment received net of related legal expenditures.

11.	Share capital
a.	Common shares
Authorized: 100,000,000 common shares without par value
b.	Stock options
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
For the year ended December 31, 2015, the Company granted stock options for 1,190,000 common shares to various employees, consultants and directors at a weighted exercise price of $0.24 per common share that vest over an 18-month period from the issuance date. No stock options were granted in the year ended December 31, 2016.
The maximum number of common shares reserved for issuance under the Stock Option Plan is   15% of the issued and outstanding common shares of the Company.
Minco Gold recorded $100,693 in share-based compensation expense for the year ended December 31, 2016 (December 31, 2015 - $80,248, December 31, 2014 - $297,588).
(68)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

11.	Share capital (continued)
A summary of the options outstanding is as follows:
	Number outstanding	Weighted average exercise price
		$
January 1, 2015	6,460,501	0.79

Granted	1,190,000	0.24
Forfeited	(66,500)	0.26
Cancelled	(927,500)	0.55
Expired	(66,667)	0.93

Balance, December 31, 2015	6,589,834	0.72

Exercised	(152,000)	0.26
Forfeited	(72,000)	0.47
Expired	(1,122,500)	2.17

Balance, December 31, 2016	5,243,334	0.43

The weighted average share price on the date of exercise was $0.38 in 2016 (2015 - $0.30, 2014 - $0.56). As at December 31, 2016, there was $6,662 (2015 - $83,716) of total unrecognized compensation cost relating to unvested stock options.
Options outstanding				Options exercisable

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
0.18 – 0.24	1,003,334	3.70	0.24	656,665	0.24
0.25 – 0.42	895,000	2.05	0.26	895,000	0.26
0.43 – 0.54	2,100,000	0.98	0.46	2,100,000	0.46
0.55 – 0.67	1,245,000	0.24	0.67	1,245,000	0.67
	5,243,334	1.51	0.43	4,896,665	0.44

The Company uses the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

(69)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

11.	Share capital (continued)

	2016	2015	2014

Risk-free interest rate	-	0.78% - 1.68%	1.27% -1.68%
Dividend yield	-	0%	0%
Volatility	-	85% - 87%	87% - 89%
Forfeiture rate	-	23%	23%
Estimated expected lives	-	5 years	5 years

Option pricing models require the use of subjective estimates and assumptions including the expected stock price volatility. The stock price volatility is calculated based on the Company’s historical volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

12.	Income tax
No income taxes were recorded due to sufficient loss available.
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to the loss before income taxes. These differences result from the following items:

	2016	2015	2014
	$	$	$

Net income (loss)	7,217,068	14,320,556	(7,497,794)

	26%	26%	26%

Income tax recovery at statutory rates	1,876,438	3,723,345	(1,949,427)
Non-taxable (deductible) expenses	26,375	19,159	(431,590)
Difference in tax rates	(671,958)	1,093,732	20,291
Difference in gain on disposition of Minco Resources	-	(6,662,076)	-
Reduction of tax attributes from sale of Minco Resources	-	6,668,881	-
Expiry of non-capital loss carry forward	-	300,755	279,602
Deferred income tax asset not recognized	(1,245,922)	(5,252,629)	1,664,315
Other	15,067	108,833	416,809

Provision for tax expenses	-	-	-

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of unrecognized deferred income tax assets and liabilities at December 31, 2016 and 2015 are as follows:

(70)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

12. Income tax (continued)
	2016	2015
	$	$

Deferred income tax assets (liabilities) not recognized
Non-capital loss	3,718,815	3,536,062
Resource expenditures	680,236	701,784
Capital assets	34,127	50,671
Investment in Minco Silver	(1,043,545)	(375,488)
Capital loss	1,066,999	1,070,899

	4,456,631	4,983,929

No deferred income tax asset has been recognized as realization is not considered probable due to the uncertainty of future taxable income.
The Company has approximately $13,600,240 of operating losses in Canada. The expiries for Canadian non-capital loss carry forwards are as follows:
$

2026	1,442,234
2028	1,582,716
2029	1,270,045
2030	1,285,615
2031	1,933,078
2032	2,131,656
2033	1,535,838
2034	1,324,803
2035	1,201,864
2036	595,284
14,303,133

13. Commitments
The Company has commitments in respect of office leases requiring minimum payments (including a share of operating costs) of $283,396 as follows:
$

2017	212,547
2018	70,849
283,396

The above lease commitment is related to a Vancouver office that is shared by Minco Silver and Minco Base Metal Corporation (note 14). The Company has a contract subject to renewal annually to recover 70% of these lease payments from Minco Silver and Minco Base Metal Corporation (“MBM”).
(71)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

14. Related party transactions
Investments
Refer to Note 7 for description of the Company’s relationship and transaction with its investee, El Olivar.
Funding of Changfu Minco
Up to July 31, 2015, Minco Silver could not invest directly in Changfu Minco as Changfu Minco is legally owned by Minco China. All historical funding supplied by Minco Silver for exploration of the Fuwan Project must first go through the Company’s former subsidiary, Minco China, via the Company and Minco Resources to comply with Chinese Law. In the normal course of business Minco Silver used trust agreements when providing cash, denominated in US dollars, to Minco China via the Company and Minco Resources for the purpose of increasing the registered capital of Changfu Minco. Upon completion of the disposal of Minco Resources (note 1), the requirement for the trust structure was eliminated.
Trust agreement with Minco China
When the Company disposed its Chinese subsidiaries on July 31, 2015, the Company ceased to have subsidiaries in China. As a result, the Company entered into a trust agreement with Minco China, a subsidiary of Minco Silver, to hold the interest of the Retained Assets (note 1) on behalf of the Company.
Shared office expenses
Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing up to July 31, 2015.  Minco Silver, Minco Base Metals Corporation, a company with which the Company’s CEO has significant influence over, and Minco Gold share offices and certain administrative expenses in Vancouver.
Due from related parties
As at December 31, 2016, the Company had the following amounts due from related parties:
-	$205,145 due from Minco Silver (December 31, 2015 – a payable of $177,330) which is a combined result of the following:
-During the year ended December 31, 2016, Minco China, a subsidiary of Minco Silver, collected $544,164 in trust and on behalf of the Company from the partial settlement of the Retained Assets.
-Minco Gold also recorded a net payable of $339,019 to Minco Silver for the exploration expenses Minco Silver paid on behalf of Minco Gold for the Retained Assets of $370,899 net of the administrative and shared expenses paid by Minco Gold on behalf of Minco Silver of $31,880.

-	$18,527 due from MBM (December 31, 2015 - $12,387), in relation to shared office expenses
The amounts due to and due from related parties are unsecured, non-interest bearing and payable on demand.
(72)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

14.	Related party transactions (continued)
Key management compensation
Key management includes the Company’s directors and senior management. This compensation is included in exploration costs and administrative expenses.
For the years ended December 31, 2016, 2015 and 2014, the following amount was paid and accrued (2016 - $30,000, 2015 - $40,000, 2014 - $30,000) for compensation to key management:
	2016	2015	2014
	$	$	$
Cash remuneration	313,016	333,729	270,693
Share-based compensation	80,702	67,405	215,202
Total	393,717	401,134	485,895
The above transactions are conducted in the normal course of business.

15.	Financial instruments and fair value
As explained in Note 3, financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of income or comprehensive income. Those categories are: loans and receivables, other financial liabilities and financial assets measured at fair value through profit or loss.
The following table summarizes the carrying value of financial assets and liabilities at December 31, 2016 and 2015:
December 31,	2016	2015
	$	$
Fair value through profit and loss
Investments at fair value, current and non-current (note 7)	12,307,860	-
Loans and receivables
Cash	4,575,119	5,593,669
Short-term investment	3,352,062	4,048,341
Receivables	169,380	11,122
Due from related parties	223,672	12,387
Other Financial Liabilities
Accounts payables	211,424	405,550
Due to related party	-	177,330

(73)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

15.	Financial instruments and fair value (continued)
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
As at December 31, 2016 and 2015, financial instruments that are not measured at fair value on the balance sheet are represented by cash, short-term investments, receivables, due from related parties, account payable and accrued liabilities, and due to related parties. The fair values of these financial instruments approximate their carrying value due to their short-term nature.
As at December 31, 2016, the Company's financial assets measured at fair values through profit or loss are classified as follows:
	Level 1	Level 2	Level 3
	$	$	$
Investments at fair value, current	11,700,000	-	-
Investments at fair value, non-current	-		537,860	(i)

(i) The measurement of the fair value of investment in EI Olivar Imperial SAC was classified as level 3 as the fair value was estimated based on the latest market transaction value of this investment.
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
o
Cash and cash equivalents– In order to manage credit and liquidity risk the Company places its cash with major financial institutions in two major banks in Canada (subject to deposit insurance up to $100,000). As at December 31, 2016, total cash of $4,575,119 was placed with two institutions.

(74)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014
(in Canadian dollars)

15.	Financial instruments and fair value (continued)
o
Short-term investment – The Company places its short-term investment with a major financial institution in a major bank in Canada. As at December 31, 2016, short-term investments totalled $3,352,062 (December 31, 2015 - $4,048,341).

Price Risk

Price risk is the risk that the fair value of an investment measured at FVTPL will fluctuate because of changes in market prices (other than those arising from foreign currency risk or interest rate risk). The Company is subject to price risk through its public equity investments.

The Company's private market investments are also subject to price risk as they are impacted by many general and specific market variables.

A 10% increase/decrease in the value of all public equity and private market investments would result in an approximate increase/decrease in the value of public and private market exposure and unrealized gain/loss in the amount of approximately $1.23 million.
Foreign exchange risk
The Company’s functional currency is the Canadian dollar. The foreign currency risk is related to US dollar funds and investment denominated in US dollar held in the entity. Therefore the Company’s net earnings are impacted by fluctuations in the valuation of the US dollar in relation to the Canadian dollar.
The Company has US dollar investment of $537,860 (US$400,000) and cash and cash equivalent approximately $4.4 million (US$ 3.3 million) as at December 31, 2016. A 10% change in the currency exchange rate (US dollar to Canadian dollar) will affect the Company’s net loss in a given period by approximately $0.49 million. The Company does not have any currency hedges for its foreign exchange exposure.
Interest rate risk
Financial instruments that expose the Company to interest rate risk are cash and cash equivalents and short-term investments.
The Company holds short-term investments such as guaranteed investment certificates at fixed interest rates. As a result, the Company is not exposed to significant interest rate risk.

(75)

Minco Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015, and 2014

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
The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt and/or acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. As at December 31, 2016, the Company did not have long term liabilities for settlement.
17.	Subsequent events
On February 6, 2017, the Company granted stock options to purchase 2,000,000 common shares to employees, consultants and directors at an exercise price of $0.24 per common share. These options vest over an 18 month period from the issue date and will expire five years after issuance on February 6, 2022.
The Company acquired interest in two arm’s length public companies in February and March of 2017 for a total of $834,000:
•
February 17, 2017 – Investment of $750,000 in Hudson Resources Inc., a Canadian public company, through a private placement of 2,142,285 units at a price of $0.35 per unit. Each unit comprised one common share and one-half of a transferable share purchase warrant. Each warrant is exercisable into one additional common share until February 16, 2020, at $0.50 per share.

•	March 2, 2017 - Investment of $84,000 in Barkerville Gold Mines Ltd., a Canadian public company, through the purchase of 200,000 common shares at $0.42 per share in the open market.

(76)

Minco Silver Corporation

Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

(77)

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

Dr. Ken Cai	Larry Tsang, CPA, CA
President and CEO	Chief Financial Officer

Vancouver, Canada
March 31, 2017

(78)

Independent Auditor’s Report

To the Shareholders of Minco Silver Corporation

We have audited the accompanying consolidated financial statements of Minco Silver Corporation, which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015 and the consolidated statements of operations and net income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Minco Silver Corporation as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for each of the three years in the period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, BC
March 31, 2017

(79)

Index

		Page
Consolidated Financial Statements		81 - 86

	Consolidated Statements of Financial Position	81
	Consolidated Statements of Operations and Net Income (Loss)	82
	Consolidated Statements of Comprehensive Income (Loss)	83
	Consolidated Statements of Changes in Shareholders’ Equity	84
	Consolidated Statements of Cash Flows	86

Notes to the Consolidated Financial Statements		87 - 109

1	General information	87
2	Basis of preparation	87
3	Summary of significant accounting policies	87
4	Critical accounting estimates and judgments	94
5	Acquisition of Minco Resources	94
6	Cash and cash equivalents	95
7	Short-term investments	96
8	Mineral interests	96
9	Non-controlling interest	98
10	Investments	99
11	Share capital	99
12	Income taxes	103
13	Related party transactions	104
14	Geographical information	106
15	Commitments
16	Financial instruments and fair value	107
17	Capital management	108
18	Subsequent events	109

(80)

Minco Silver Corporation
Consolidated Statements of Financial Position
(Expressed in Canadian dollars, unless otherwise stated)

	December 31,	December 31,
	2016	2015
Assets	$	$

Current assets
Cash and cash equivalents (note 6)	20,195,199	26,202,564
Short-term investments (note 7)	31,410,880	32,143,068
Receivables	541,293	517,359
Due from related parties (note 13)	163,167	177,330
Prepaid expenses and deposits	202,213	201,647
	52,512,752	59,241,968

Mineral interests (note 8)	59,141,579	63,676,055
Property, plant and equipment	295,612	434,999
	111,949,943	123,353,022
Liabilities

Current liabilities
Accounts payable and accrued liabilities	424,635	638,550
Due to related parties (note 13)	205,145	-
	629,780	638,550
Equity
Equity attributable to owners of the parent
Share capital (note 11(a))	107,216,932	106,630,256
Contributed surplus	22,682,099	22,977,633
Accumulated other comprehensive income	6,795,087	14,813,721
Deficit	(36,692,296)	(34,468,043)
	100,001,822	109,953,567
Non-controlling interest (note 9)	11,318,341	12,760,905
Total equity	111,320,163	122,714,472
Total liabilities and equity	111,949,943	123,353,022

Commitments (note 15)
Subsequent events (note 18)

 Approved by the Board of Directors:

(signed) Maria Tang Director	(signed) George Lian Director

The accompanying notes are an integral part of these consolidated financial statements.

(81)

Minco Silver Corporation
Consolidated Statements of Operations and Net Income (Loss)
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

	2016	2015	2014
	$	$	$
Administrative expenses
Audit, legal and regulatory	271,656	284,789	246,236
Amortization	97,692	106,674	123,266
Consulting	105,665	161,074	226,390
Directors' fees	99,500	116,000	127,250
Field office expenses	442,022	860,980	686,418
Investor relations	65,919	16,297	15,350
Office administration expenses	345,643	237,310	205,984
Property investigation	-	31,331	169,852
Rent	417,590	376,544	356,736
Salaries and benefits	519,353	440,095	431,477
Share-based compensation (note 11(b))	143,312	146,742	750,226
Travel and transportation	68,408	27,780	36,956
	2,576,760	2,805,616	3,376,141

Income (loss) before finance and other income (expenses)	(2,576,760)	(2,805,616)	(3,376,141)

Finance and other income (expenses)
Foreign exchange gain (loss)	(340,446)	4,173,854	1,039,265
Gain on disposal of investment (note 10)	-	4,792,888	-
Interest income	521,021	911,213	980,945
Other expenses (note 13(a))	(11,483)	(391,392)	(309,585)
	169,092	9,486,563	1,710,625
Net income (loss) for the year	(2,407,668)	6,680,947	(1,665,516)

Net income (loss) attributable to:
Shareholders of the Company	(2,224,253)	6,827,186	(1,665,516)
Non-controlling interest	(183,415)	(146,239)	-
	(2,407,668)	6,680,947	(1,665,516)
Income (loss) per share – basic and diluted	(0.04)	0.11	(0.03)
Weighted average number of common shares outstanding – basic and diluted	59,977,212	59,631,418	59,590,457

The accompanying notes are an integral part of these consolidated financial statements.

(82)

Minco Silver Corporation
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

	2016	2015	2014
	$	$	$
Net income (loss) for the year	(2,407,668)	6,680,947	(1,665,516)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss: Unrealized gain (loss) on investment, net of tax (note 10)	-	7,125,020	(3,024,176)
Realized gain reclassified to net income (loss) on disposal of investment, net of tax (note 10)	-	(4,100,844)	-
Exchange differences on translation from functional to presentation currency	(9,277,783)	7,827,356	3,494,690
Other comprehensive income (loss) for the year	(9,277,783)	10,851,532	470,514

Comprehensive income (loss) for the year	(11,685,451)	17,532,479	(1,195,002)

Comprehensive income (loss) attributable to:
Shareholders of the Company	(10,242,887)	17,446,647	(1,195,002)
Non-controlling interest	(1,442,564)	85,832	-
	(11,685,451)	17,532,479	(1,195,002)

The accompanying notes are an integral part of these consolidated financial statements.

(83)

Minco Silver Corporation
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

		Changes in Shareholders’ Equity
	Number of Shares	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Subtotal	Non-controlling interest	Total equity
		$	$	$	$	$	$	$

Balance - January 1, 2014	59,328,085	106,140,836	21,950,949	3,723,746	(39,629,713)	92,185,818	-	92,185,818

Net loss for the year	-	-	-	-	(1,665,516)	(1,665,516)	-	(1,665,516)
Other comprehensive income	-	-	-	470,514	-	470,514	-	470,514
Share-based compensation	-	-	1,135,564	-	-	1,135,564	-	1,135,564
Issuance of shares for restricted share units	280,000	459,200	(459,200)	-	-	-	-	-
Proceeds on issuance of shares from exercise of options	23,333	30,220	(11,554)	-	-	18,666	-	18,666
Balance – December 31, 2014	59,631,418	106,630,256	22,615,759	4,194,260	(41,295,229)	92,145,046	-	92,145,046

Balance - January 1, 2015	59,631,418	106,630,256	22,615,759	4,194,260	(41,295,229)	92,145,046	-	92,145,046

Non-controlling interest in acquisition	-	-	-	-	-	-	12,675,073	12,675,073
Net loss for the year	-	-	-	-	6,827,186	6,827,186	(146,239)	6,680,947
Other comprehensive income	-	-	-	10,619,461	-	10,619,461	232,071	10,851,532
Share-based compensation	-	-	361,874	-	-	361,874	-	361,874
Balance – December 31, 2015	59,631,418	106,630,256	22,977,633	14,813,721	(34,468,043)	109,953,567	12,760,905	122,714,472

(84)

Minco Silver Corporation
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

	Changes in Shareholders’ Equity
	Number of Shares	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Subtotal	Non-controlling interest	Total equity

Balance - January 1, 2016	59,631,418	106,630,256	22,977,633	14,813,721	(34,468,043)	109,953,567	12,760,905	122,714,472

Net loss for the year	-	-	-	-	(2,224,253)	(2,224,253)	(183,415)	(2,407,668)
Other comprehensive income	-	-	-	(8,018,634)	-	(8,018,634)	(1,259,149)	(9,277,783)
Share-based compensation	-	-	256,928	-	-	256,928	-	256,928
Issuance of shares – options exercised	614,995	586,676	(223,245)	-	-	363,431	-	363,431
Reversal of share-based compensation relating to performance share unit (note 11)	-	-	(329,217)	-	-	(329,217)	-	(329,217)
Balance – December 31, 2016	60,246,413	107,216,932	22,682,099	6,795,087	(36,692,296)	100,001,822	11,318,341	111,320,163

The accompanying notes are an integral part of these consolidated financial statements.

(85)

Minco Silver Corporation
Consolidated Statements Of Cash Flows
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

	2016	2015	2014
	$	$	$
Operating activities
Net income(loss) for the year	(2,407,668)	6,680,947	(1,665,516)
Adjustments for:
Amortization	97,692	106,674	123,266
Foreign exchange loss (gain)	340,446	(4,173,854)	(1,038,828)
Share-based compensation (note 11(b))	143,313	146,742	750,226
Gain on disposal of investment	-	(4,792,888)	-

Changes in items of working capital:
Receivables	(66,070)	(28,020)	(57,907)
Prepaid expenses and deposits	(9,804)	115,728	257,126
Accounts payable and accrued liabilities	(125,491)	4,695	(115,171)
Due from/to related parties (note 13)	196,390	(428,425)	(16,819)
Net cash used in operating activities	(1,831,192)	(2,368,401)	(1,763,623)

Financing activities
Proceeds from stock option exercises	363,431	-	18,666
Net cash generated from financing activities	363,431	-	18,666

Investing activities
Development costs	(1,787,942)	(1,811,422)	(1,550,105)
Cash inflows as result of acquisition of Changkeng Gold Project (note 5)	-	1,347,693	-
Proceeds from (purchase of) investments (note 10)	-	18,682,204	(13,889,316)
Property, plant and equipment	-	7,164	(29,828)
Purchase of short-term investments	(7,740,766)	(16,941,170)	(14,430,923)
Redemption of short-term investments	5,889,960	11,288,990	18,683,677
Net cash generated from (used in) investing activities	(3,638,748)	12,573,459	(11,216,495)

Effect of exchange rates on cash and cash equivalents	(900,856)	4,058,962	1,319,482

(Decrease) increase in cash and cash equivalents	(6,007,365)	14,264,020	(11,641,970)
Cash and cash equivalents - Beginning of year	26,202,564	11,938,544	23,580,514
Cash and cash equivalents - End of year	20,195,199	26,202,564	11,938,544

The accompanying notes are an integral part of these consolidated financial statements.

(86)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
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
As at December 31, 2016, Minco Gold Corporation (“Minco Gold”) owned an 18.26% (December 31, 2015 – 18.45%) equity interest in Minco Silver.
2.	Basis of preparation
These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved by the board of directors for issue on March 31, 2017.
3.	Summary of significant accounting policies
Consolidation
These consolidated financial statements include the accounts of Minco Silver Corporation and its wholly owned subsidiaries, Minco Yinyuan Co. (“Minco Yinyuan”), Minco Investment Holding HK Ltd (“Minco HK”), Changfu Minco Mining Co. Ltd , formerly Foshan Minco Fuwan Mining Co. Ltd., (“Changfu Minco”), Zhongjia Jinggu Limited (“Zhongjia”), Minco Resource Limited (“Minco Resources”), Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Tibet Miming Co. Ltd. (“Tibet Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua”), Beijing Minco International Resources Investment Services Ltd. (“Minco International Resources”) and its 51% interest in Mingzhong Mining Co. Ltd. (“Mingzhong”). Changfu Minco is subject to a 10% net profit interest held by Guangdong Geological Bureau (“GGB”). The Company, indirectly through Changfu Minco, owns 90% of Zhongjia.
Information about subsidiaries:
Name	Principal activities (ownership interest)	Country of Incorporation
Minco Yinyuan	Treasury company (100%)	China
Minco HK	Holding company (100%)	China
Changfu Minco	Exploring, evaluating and developing mineral properties (90%)	China
Zhongjia	Service company (90%)	China
Minco Resources (i)	Holding company (100%)	China
Minco China (i)	Exploring and evaluating mineral properties (100%)	China
Yuanling Minco(i)	Exploring and evaluating mineral properties (100%)	China
Tibet Minco (i)	Exploring and evaluating mineral properties (100%)	China
Huaihua (i)	Exploring and evaluating mineral properties (100%)	China
Minco International Resources (i)	Investment and service company (100%)	China
Mingzhong (i)	Exploring and evaluating mineral properties (51%)	China

(i) The Company acquired these subsidiaries on July 31, 2015. The Company’s operating results and cash flow in 2015 only include the results of these subsidiaries from August 1 to December 31, 2015.
()

(87)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
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
The functional currency of Minco HK and Minco Resources is Canadian dollars.
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

(88)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
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

(89)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
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

(90)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
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

(91)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
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

(92)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
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
As at December 31, 2016 and 2015, the Company did not have any provision for restoration and rehabilitation.
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
Accounting standards and amendments issued but not yet applied
IFRS 9 is a comprehensive standard to replace IAS 39, Financial Instruments: Recognition and Measurement. It includes requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting. The effective date is for annual periods beginning on or after January 1, 2018. Early adoption is permitted. We are currently evaluating the impact of IFRS 9 on our financial statements and expect to adopt the new standard when it comes to effective.

(93)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

3.	Summary of significant accounting policies (continued)
IFRS 16 replaces the previous leases standard IAS 17, Leases and Related Interpretations, and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (lessee) and the supplier (lessor). Effective January 1, 2019, an entity can choose to apply IFRS 16, but only if it also applies IFRS 15, Revenue from Contracts with Customers. We are currently evaluating the impact of IFRS 16 on our financial statements and expect to adopt the new standard when it comes to effective.
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
Management has assessed for impairment indicators for the Company’s mineral interests and has concluded that no indicators of impairment were identified and the Company plans to continue with its objective of developing the combined Fuwan / Changkeng project.
5.	Acquisition of Minco Resources
On May 22, 2015, the Company entered into a share purchase agreement (the “SPA”) with Minco Gold and Minco HK. Pursuant to the SPA, the Company agreed to purchase all of the issued and outstanding shares of Minco Gold’s wholly-owned subsidiary, Minco Resources, which holds Minco China.  Minco China owns certain subsidiaries including legal ownership of Changfu Minco and a 51% interest in Mingzhong, which owns the Changkeng Gold Project.
By acquiring control of Minco China, the Company obtained legal ownership of Changfu Minco and consequently no longer requires trust agreements related to the funding of the Fuwan Project (Note 13(a)). The acquisition closed on July 31, 2015.
This acquisition has been accounted for as an asset purchase, as Minco Resources and its subsidiaries did not meet the definition of a business as defined in IFRS 3 Business Combinations.

(94)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

5.	Acquisition of Minco Resources (continued)
The following summarizes the consideration paid and estimates of fair value of assets acquired and liabilities assumed:

Consideration	$
Short-term investment	10,016,397
Settlement of loan payable from Minco Gold to Minco Silver	3,700,000
Transaction costs	69,627
Total consideration	13,786,024

Net assets acquired	$
Cash	1,249,209
Receivables	91,901
Prepaid expenses and deposits	126,035
Property, plan, and equipment	76,555
Mineral interest	25,312,695
Accounts payable and accrued liabilities	(195,595)
Due to related parties	(199,703)
Minority interest share of the assets acquired	(12,675,073)
13,786,024

The majority of the consideration was paid in the form of a short-term investment and net cash inflow of $1,347,693 as result of the transaction mainly represented cash balances within the entities acquired.
6.	Cash and cash equivalents
Cash and cash equivalents comprise cash at banks and on hand and term deposits with initial maturities of less than three months.
	As at December 31, 2016	As at December 31, 2015
	$	$
Cash	2,206,082	22,886,760
Term deposits	17,989,117	3,315,804
	20,195,199	26,202,564

As at December 31, 2016, cash and cash equivalents of $4,995,478 (or RMB 25,796,400) (December 31, 2015 - $11,482,616 (or RMB 53,728,309)) resided in China. Under Chinese law, cash advanced to the Company’s Chinese subsidiaries as registered share capital is maintained in the subsidiaries’ registered capital bank account. Remittance of these funds back to Canada requires approvals by the relevant government authorities or designated banks in China or both.

(95)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

7.	Short-term investments
As at December 31, 2016, short-term investments consisted of cashable term deposits with original maturities from six months to one year. The yields on these investments were between 1.43% and 2.15%. As at December 31, 2016, short-term investments of $25,975,769 (or RMB 134,137,574 (December 31, 2015 - $22,079,638 (or RMB 103,312,834)) resided in China.
As at December 31, 2015, short-term investments consisted of cashable term deposits with one year to maturity. The yields on these investments were between 1.68% and 3.30%.
8.	Mineral interests
$
Fuwan Silver Project (a)	35,287,777
Changkeng Project (c)	23,853,802
Total mineral interests	59,141,579

(a)	Fuwan Silver Project
Minco Silver has a 90% interest in Changfu Minco, the Company’s China’s operating subsidiary and permit holder for the Fuwan Silver Project, subject to a 10% net profit interest held by GGB. There will be no distributions to or participation by GGB, until such time as Minco Silver’s investment in the project is recovered. GGB is not required to fund any expenditures related to the Fuwan Silver Project. The Exploration Permit for the Fuwan Silver Project is the Luoke-Jilinggang exploration permit, which expires on July 20, 2017.  The Mining Area Permit which defines the mining limits of the Fuwan Silver Project and restricts the use of this land to mining activities expires on April 10, 2018.
Following is a summary of the capitalized development expenditures of the Fuwan Silver Project for fiscal 2016 and 2015:
	2016	2015
	$	$
Opening Balance – January 1	37,565,101	31,621,827
Consulting fees	390,802	657,446
Salaries and benefits	337,137	147,761
Feasibility study	-	110,813
Share-based compensation (note 11(b))	(215,602)	215,132
Mine design costs	8,882	18,826
Mining license application	365,316	181,992
Environment impact assessment	68,612	57,277
Travel	43,215	65,664
Other	293,320	396,045
Effect of change in the exchange rate with RMB	(3,569,006)	4,092,318
Ending Balance – December 31	35,287,777	37,565,101

(96)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

8.	Mineral interests (continued)
(b) Fuwan Silver Belt
As at December 31, 2016, the Company had two active exploration permits on the  Fuwan Silver Belt: the Hecun Property and the Guyegang-Sanyatang Property. The Guyegang-Sanyatang permit expires on March 17, 2017 (renewal submitted) and the Hecun permit expires on August 12, 2018.
During the year ended December 31, 2016, the Company did not conduct any regional exploration activities on the Fuwan Silver Belt, except for maintaining the exploration permits.
(c) Changkeng Gold Project
In 2015, the Company completed the acquisition of 51% interest in the Changkeng Gold Project, which is held by Mingzhong (note 3 and 5). The Changkeng Gold Project immediately adjoins the Fuwan Silver Project.
Mingzhong signed an exploration permit transfer agreement with No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) and received the Changkeng exploration permit (the “Changkeng Exploration Permit”) on January 5, 2008.  This exploration permit expires on September 10, 2017.
Following is a summary of capitalized development costs of the Changkeng Gold Project for fiscal 2016 and 2015:
	2016	2015
	$	$
Opening Balance – January 1	26,110,954	-
Acquisition costs	-	25,312,695
Drilling	-	142,863
Feasibility study	-	112,201
Consulting	18,102	-
Salaries and benefits	131,259	90,693
Mine design	48,749	-
Others	1,928	446
Effect of change in the exchange rate with RMB	(2,457,190)	452,056
Ending Balance – December 31	23,853,802	26,110,954

The Company intends to renew the above permits in normal course of business. Although the Company has taken steps to verify the title to all of the Company’s mineral properties in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered agreements or transfers.

(97)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

9.	Non-controlling interest (“NCI”)
Below is a summary of the financial information of Mingzhong.
Financial position:
	December 31, 2016	December 31, 2015
	$	$
NCI percentage	49%	49%
Current assets	272,119	977,783
Current liabilities	(109,658)	(154,860)
Net current assets	162,461	822,923
Non-current asset	23,368,426	26,110,954
Net assets	23,530,888	26,933,877
Accumulated NCI	11,318,341	12,760,905

Income statement

	Year ended December 31, 2016	For the period ended from August 1 to December 31, 2015
	$	$
Net loss	374,316	298,447
Loss allocated to non-controlling interest	183,415	146,239

Summarized cash flows

	Year ended December 31, 2016	For the period ended from August 1 to December 31, 2015
	$	$
Cash outflows from operating activities	1,081,958	45,695
Cash outflows from investing activities	512,078	169,639

(98)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

10.	Investments
Following is available-for-sale investment, as of and for the year ended December 31, 2015:
	Fair value December 31, 2014	Fair value adjustment May 21, 2015	Net disposals May 21, 2015	Fair value December 31, 2015
	$	$	$	$
Common shares in Gold Road Resources Limited	10,865,140	7,817,064	(18,682,204)	-
Total	10,865,140	7,817,064	(18,682,204)	-

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
During the year ended December 31, 2016, the Company did not acquire, dispose, or have any other investments.

11.	Share capital
(a)	Common Shares
Authorized: Unlimited number of common shares without par value.
(b)	Long-term Incentive Plan
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
During the year ended December 31, 2016, no stock options were granted.

(99)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

11.	Share capital (continued)
The Company recorded $256,928 of the option component of share-based compensation for the year ended December 31, 2016. Share-based compensation expense of $183,278 (2015 - $135,634, 2014 - $722,109) was recorded in the statement of operations and net loss and share-based compensation expense of $73,649 (2015 - $64,692, 2014 - $231,517) was capitalized to mineral interests.
A summary of the options outstanding is as follows:
	Number outstanding	Weighted average exercise price
		$

Balance, January 1, 2015	6,477,835	2.58

Granted	1,690,000	0.42
Expired	(350,836)	3.03
Forfeited	(1,331,332)	1.72

Balance, December 31, 2015	6,485,667	2.16

Exercised	(614,995)	0.59
Expired	(1,305,000)	5.31
Forfeited	(285,000)	2.08

Balance, December 31, 2016	4,280,672	1.43

The weighted average share price on the days options were exercised was $1.27 (2015 - $Nil, 2014 - $1.01). As at December 31, 2016, there was $15,864 (2015 - $186,241) of total unrecognized compensation cost relating to unvested options.
Options outstanding				Options exercisable
Range of exercise prices	Number Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
0.42 – 0.79	1,151,672	3.71	0.42	654,999	0.42
0.80 – 0.81	705,000	2.06	0.80	705,000	0.80
0.82 – 2.00	954,000	1.07	1.71	954,000	1.71
2.01 – 2.35	1,470,000	0.24	2.35	1,470,000	2.35
	4,280,672	1.66	1.43	3,783,999	1.56

(100)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)
11.	Share capital (continued)
The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:
	2016	2015	2014
Risk-free interest rate	-	0.46%-1.69%	1.21% - 1.69%
Dividend yield	-	0%	0%
Volatility	-	71% - 76%	71% - 76%
Forfeiture rate	-	27%	26%
Estimated expected lives	-	5 years	5 years

Option pricing models require the use of subjective estimates and assumptions including the expected stock price volatility. The stock price volatility is calculated based on the Company’s historical volatility. Changes in the underlying assumptions can materially affect the fair value estimates.
Restricted Share Units (“RSU”)
A summary of the RSUs outstanding is as follows:
	Number outstanding	Weighted average fair value
		$

Balance, January 1, 2014	280,000	1.64

Exercised	(280,000)	1.64

Balance, December 31, 2014 and 2015 and 2016	-	-

During the year ended December 31, 2013, the Company granted 560,000 RSUs to the Company’s CEO. RSU’s are equity – settled and measured based on the value of the Company’s share price at the date of grant and vest in tranches over a 12- month period from the date of grant. The weighted average grant date fair value of the RSU’s was $918,400.
During the year ended December 31, 2016, the Company recorded $Nil (2015 - $Nil, 2014 - $39,000) of share-based compensation for RSUs. Share-based compensation of $Nil (2015 - $Nil, 2014 - $3,900) was recorded in the statement of operations and net loss and share-based compensation expense of $Nil (2015 - $Nil, 2014 - $35,100) was capitalized to mineral properties.

(101)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

11.	Share capital (continued)
Performance Share Units (“PSU”)
A summary of the PSUs outstanding is as follows:
	Number outstanding	Weighted average fair value
		$

Balance, January 1, 2015	885,000	0.80

Forfeited	(150,000)	0.80

Balance, December 31, 2015	735,000	0.80

Forfeited	(735,000)	0.80

Balance, December 31, 2016	-	-

During the year ended December 31, 2013, the Company granted 940,000 performance share units to employees of the Company whereby 50% were to vest upon the Company receiving the final approval from Guangdong Provincial Government for the EIA report for the Fuwan Silver Project and the remaining 50% were to vest upon the Company obtaining the mining license issued by MOLAR in respect to the Fuwan Silver Project (the “Performance Criteria”). The weighted average grant date fair value of the PSU’s was $0.80 per unit. In valuing the PSUs, the Company used an expected life of 3 years.
During the year ended December 31, 2016, as the Performance Criteria were not fulfilled before the end of the performance cycle, all of the 735,000 PSU outstanding as at the beginning of fiscal 2016 were forfeited on October 10, 2016. Consequently, the share-based compensation recorded to the Company’s statement of operation and to the share-based compensation capitalized to mineral interest from fiscal 2013 up to the second quarter of 2016 has been reversed.
Impacts of the reversal in 2016 and amounts recorded in 2015 are as follows:
Year ended December 31,	2016	2015

Share-based compensation (recovery) charged to the statement of operations	(39,966)	11,108
Addition (reduction) of capitalized share-based compensation within the Company’s’ mineral interest	(289,251)	150,440
Total share-based compensation expenditure (recovery)	(329,217)	161,548

(102)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

12.	Income taxes
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the following items:
	2016	2015	2014
	$	$	$
Income (loss) before income taxes	(2,407,668)	6,680,947	(1,665,518)

Statutory income tax rate	26%	26%	26%

Expected tax recovery at statutory income tax rate	(625,994)	1,737,046	(433,035)
Non-deductible expenses and other items	509,573	63,663	(118,206)
Difference in tax rates	4,524	(607,441)	13,434
Temporary differences from acquisition transaction	-	(3,435,860)	-
Change in deferred income tax asset not recognized	(95,308)	2,858,979	625,349
Foreign exchange	207,205	(616,387)	(87,542)

Income tax expense	-	-	-

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of unrecognized deferred income tax assets and liabilities at December 31, 2016 and 2015 are as follows:
	2016	2015
	$	$
Deferred income tax assets not recognized
Non-capital losses	5,188,584	5,313,066
Mineral interests	1,613,372	1,549,489
Other	-	34,708
	6,801,956	6,897,264

The Company has non-capital losses carried forward for Canadian income tax purposes which expire as follows:
$
2030	1,614,942
2031	1,880,258
2032	2,229,724
2034	1,470,692
2036	830,278
8,025,894

(103)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

13.	Related party transactions
(a)	Funding of Changfu Minco
Up to July 31, 2015, the Company was not able to invest directly in Changfu Minco as Changfu Minco was legally owned by Minco Gold. All historical funding supplied by the Company for exploration of the Fuwan Project went through Minco China via Minco Gold and Minco Resources to comply with Chinese law. In the normal course of business the Company used trust agreements when providing cash, denominated in US dollars, to Minco China via Minco Gold and Minco Resources for the purpose of increasing the registered capital of Changfu Minco.
Upon completion of the acquisition of the Changkeng Gold Project (note 5), the requirement for the trust structure was eliminated.
During the year ended December 31, 2013, the Company advanced US $20 million to Minco China via Minco Resources and Minco Gold in accordance with a trust agreement signed on April 30, 2013 in which Minco Silver agreed to advance US $20 million to Minco China to increase Changfu Minco’s registered capital. Minco China was to exchange these US funds into RMB.
Minco China is required to exchange the US dollars into RMB, before the money can be used to increase the registered capital of Changfu Minco. The exchange of US dollars into RMB requires approval from the State Administration of Foreign Exchange (“SAFE”). In order to obtain SAFE approval to effect the foreign currency exchange, Minco China, on behalf of Minco Silver has previously engaged a third party consultant to enter into purchase and sales transaction to exchange US dollars into RMB. During the year ended December 31, 2016, Minco China paid and accrued consultancy fees totaling RMB Nil ($Nil) (2015 – RMB 1,304,709 ($268,100), 2014 – RMB 139,692 ($25,063)) due to a third party, who assisted in the completion of currency exchange of the US funds into RMB.
(b)        Trust agreement with Minco Gold
Upon the completion of the SPA with Minco Gold (note 5) in 2015, Minco Gold still held various mineral properties and an interest in a receivable in connection with a lawsuit initiated by Minco Gold (collectively the “Retained Assets”) in China. As Minco Gold ceased to have Chinese operation, Minco Gold entered into a trust agreement with Minco China, a Chinese subsidiary of the Company, where Minco China held the Retained Assets in trust for Minco Gold.
(c)        Shared expenses
Minco Silver and Minco Base Metals Corporation (“MBM”), a company with which the Company’s CEO has significant influence over, share offices and certain administrative expenses in Vancouver and in Beijing.
Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing (only up to July 31, 2015) and Vancouver.

(104)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

13.	Related party transactions (continued)
(d)        Due to and due from related parties
	December 31, 2016	December 31, 2015
	$	$
Due from Minco Gold	-	177,330
Due from Minco Base Metal (i)	163,167	-
Total due from related parties	163,167	177,330

Due to Minco Gold (ii)	205,145	-

(i) This is the administrative and shared expenses paid by the Company on behalf of Minco Base Metals that is to be reimbursed.
(ii) During the year ended December 31, 2016, the Company collected $544,164 arising from the partial settlement of the Retained Assets (note 13 (b)) on behalf of Minco Gold. The Company also had $339,019 amount due from Minco Gold to account for the administrative and shared expenses paid by Minco Gold on behalf of the Company, net of the exploration expenses the Company paid on behalf of Minco Gold for the retained assets.
The amounts due are unsecured, non-interest bearing and payable on demand.
In the year ended December 31, 2016, the Company paid or accrued $101,377 (December 31, 2015 – $101,701, December 31, 2014 - $124,833) in respect of rent and $304,788 (December 31, 2015 – $563,588, December 31, 2014 - $663,667) in respect of shared head office expenses and administration costs to Minco Gold.
The above transactions are conducted in the normal course of business.
 (e)         Key management compensation
In the years ended December 31, 2016, 2015 and 2014, following amount was paid to and accrued for key management’s compensation. The compensation accrued as at December 31, 2016 was $97,344 (2015 - $160,000). Key management includes the Company’s directors and senior management. This compensation is included in development costs and administrative expenses.
	Years ended December 31,
	2016	2015	2014
	$	$	$
Cash remuneration	757,649	784,608	1,026,436
Share-based compensation	(46,798)(i)	274,632	745,925
	710,851	1,059,240	1,772,361
(i) Share based compensation earned by management during 2016 consisted of the share based compensation earned from option vesting of 387,048, net of the effect of the PSU reversal of (433,846) (Note 11 (b)).

(105)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

14.	Geographical information
The Company’s business of exploration and development of mineral interest is considered as operating in one segment. The geographical division of the Company’s non-current assets is as follows:
Non-current assets by geography
		December 31, 2016
	Canada	China	Total
	$	$	$
Current assets	20,946,132	31,566,620	52,512,752
Non-current assets	8,588	59,428,603	59,437,191

		December 31, 2015
	Canada	China	Total
	$	$	$
Current assets	32,679,357	26,562,611	59,241,968
Non-current assets	12,459	64,098,595	64,111,054

15.	Commitments
The Company has the following commitments in respect of its portion of office leases in China and Canada;
$
2017	551,934
2018	52,989
2019	6,390
2020 – 2022	14,911
626,224

(106)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

16.	Financial instruments and fair values
The following table shows the carrying values of the Company’s financial assets and liabilities as at December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Loans and receivables	$	$
Cash and cash equivalents	20,195,199	26,202,564
Short-term investments	31,410,880	32,143,068
Receivables	541,293	517,359
Due from related parties	163,167	177,330

	December 31, 2016	December 31, 2015
Other financial liabilities	$	$
Due to related party	205,145	-
Accounts payable and accrued liabilities	424,635	638,550

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
Financial instruments that are not measured at fair value on the balance sheet are represented by cash and cash equivalent, short-term investments, receivables, due to and from related parties, account payable and accrued liabilities. The fair values of these financial instruments approximate their carrying value due to their short-term nature.
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

(107)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

16.	Financial instruments and fair values (continued)
The Company does not hedge its exposure to currency fluctuations.  The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$18.2 million monetary assets at year-end.  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a -/+ US$1.8 million impact on net loss.
Interest rate risk
Financial instruments that expose the Company to interest rate risk are cash and cash equivalents and short-term investments.
The Company has completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company.  The Company mainly holds short-term investments such as guaranteed investment certificates at fixed interest rates. As a result, the Company is not exposed to significant interest rate risk
Liquidity risk
Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Company’s board of directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements. As at December 31, 2016, the Company has a positive working capital of approximately $51.9 million and therefore has sufficient funds to meet its current operating and exploration and development obligations. However, the Company will require significant additional funds to complete its plans for the construction of the Fuwan project.
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
As at December 31, 2016, the Company does not have any long-term debt and has sufficient funds to meet its current operating and exploration and development obligations.

(108)

Minco Silver Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016, 2015 and 2014
(Expressed in Canadian dollars, unless otherwise stated)

18.	Subsequent events
(a). On February 20, 2017, the Company granted stock options to purchase 4,000,000 common shares to employees, consultants and directors at an exercise price of $1.40 per common share. These options vest over an 18 month period from the grant date and expire on February 19, 2022.
(b). On February 20, 2017, the Company granted 1,000,000 PSUs to employees and consultants of the Company. The fair value of the PSU’s at the grant date was $1.40 per PSU.

(109)

SIGNATURES
The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this annual report on its behalf.
MINCO GOLD CORPORATION
By:  “Ken Z. Cai”
Ken Z. Cai, President
Date:   March 31, 2017

(110)