Form 20-F
period 2017-12-31
MINCO GOLD CORP
filed 2018-04-30
CIK 1020825

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 20F

☐	REGISTRATION STATEMENT Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

☐	shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

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

(Name, Telephone, Facsimile number and/or E-mail, and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value	OTCQX, TSX Venture Exchange, Frankfurt Stock Exchange
Title of each class	Name of each exchange on which registered

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2017: 50,764,881 common shares.

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

Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer: ☐	Accelerated file: ☐	Non-accelerated filer: ☒
Emerging growth company: ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
By the International Accounting Standards Board ☒

If "other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Not Applicable.

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐  No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable.

Yes  ☐  No  ☐

INTRODUCTION AND USE OF CERTAIN TERMS

Minco Gold Corporation was incorporated under the laws of the province of British Columbia, Canada. In this Annual Report, the terms "the Company", "we", our", "its" and "us" refer to Minco Gold Corporation and its consolidated (former) subsidiaries up to the period ended July 31, 2015, when the former subsidiaries were divested. Where required, the term "Minco Gold" refers to Minco Gold Corporation as a standalone entity. The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and are presented in Canadian dollars ("$"). The Company files reports and other information with the Securities and Exchange Commission (the "SEC"), located at 100 F St. NE, Washington, D.C. 20549. Copies of the Company's filings with the SEC may be obtained by accessing the SEC's website located at www.sec.gov. Further, the Company also files reports under Canadian securities regulatory requirements on the System for Electronic Data Analysis and Retrieval ("SEDAR"). Copies of the Company's reports filed on SEDAR can be obtained by accessing SEDAR's website at www.sedar.com. The principal executive office of the Company is located at Suite 2772, 1055 West Georgia Street, PO Box 11176, Vancouver, British Columbia, Canada, V6E 3R5, Tel: 604-688-8002, Fax: 604-688-8030, email address pr@mincomining.ca, and its website is www.mincogold.com.

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

Forward-looking statements are included throughout this document and include, but are not limited to, statements with respect to: the Company's future growth, results of operations, performance and business prospects, opportunities, the Company's investment strategy, investment process, and competitive advantage, growth expectation and opportunities, the availability of future acquisition opportunities and use of the proceeds from financing. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: the Company's ability to identify and acquire investments to advance the Company's investment strategies and the ability of the Company to execute on its investment strategies and objectives. Our indirect interest in mineral properties, through our investments in companies which are in mineral exploration and development business, may be challenged or impugned by third parties or governmental authorities and affected by economic, political and social changes and legal system changes in the countries these investees are operating. Important risks and uncertainties are identified in more detail in the section of this Annual Report entitled "Item 3: Key Information – D. Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements containing forward looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All of the forward-looking statements contained in this document are expressly qualified, in their entirety, by this cautionary statement. The various risks to which we are exposed are described in additional detail in this document under the section entitled "Item 3: Key Information – D. Risk Factors". The forward-looking statements are made as of the date of this document and the Company undertakes no obligation to update forward looking statements if circumstances or management's estimates or opinions should change, except as required by applicable law. Users of this Annual Report are cautioned not to place undue reliance on forward looking statements.

CAUTIONARY NOTE ON RESOURCE AND RESERVE ESTIMATES

As a reporting issuer in Canada, the Company is required by Canadian law to provide disclosure respecting its indirect mineral interests in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-10"). Accordingly, readers are cautioned that the information contained in this Annual Report may not be comparable to similar information made public by U.S. companies under the United States federal securities laws and the rules and regulations thereunder. In particular, the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" as may be used herein are not defined in SEC Industry Guide 7, and are normally not permitted to be used in reports and registration statements filed with the SEC. Readers are cautioned not to assume that any part of or all mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part of or all of an inferred mineral resource exists, or is economically or legally minable.

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

TECHNICAL INFORMATION

This Annual Report contains summary information of technical or scientific nature respecting mineral properties owned by Minco Silver Corp. (“Minco Silver”) and indirectly by the Company due to its ownership in Minco Silver. All technical information is summarized from public information disclosed by Minco Silver and as such the Company refers the reader to Minco Silver for relevant technical disclaimer and disclosure information.

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

The following selected financial information for the fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013 is derived from the audited financial statements of the Company and the notes thereto, which are prepared in accordance with IFRS as issued by the IASB, are available on SEDAR and EDGAR and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5: Operating and Financial Review and Prospects" and "Item 18: Financial Statements".

		Fiscal Year ended December 31,
	2017	2016	2015	2014	2013
	$	$	$	$	$
Operations
Loss from investments at fair value	(1,813,194)	(990,000)	-	-	-
Operating loss (i)	(3,054,134)	(1,585,106)	(2,273,317)	(2,484,102)	(2,298,719)
Finance and other income (expense) (ii/iii)	(243,444)	8,802,174	16,593,873	(5,013,692)	(644,586)
Income (loss) from continuing operations	(3,297,578)	7,217,068	14,320,556	(7,497,794)	(2,943,305)
Net income (loss)	(3,297,578)	7,217,068	14,320,556	(7,497,794)	(2,943,305)
Income (loss) per Common share from continuing operations
-basic and diluted	(0.06)	0.14	0.28	(0.15)	(0.06)
Net income (loss) per Common share (basic and diluted)	(0.06)	0.14	0.28	(0.15)	(0.06)
Common shares used in calculations
Basic	50,733,381	50,687,496	50,566,749	50,488,078	50,348,215
Diluted	50,733,381	52,510,830	50,566,749	50,488,078	50,348,215

Consolidated Balance Sheet Data

Total assets	17,744,904	20,758,471	16,521,288	9,405,439	16,246,355
Total liabilities	186,635	211,427	566,852	4,502,225	4,304,484
Non-controlling interest	-	-	-	4,988,512	5,124,196
Net assets	17,558,269	20,547,044	15,954,436	4,903,214	11,941,871
Share capital	41,976,886	41,976,886	41,911,823	41,882,757	41,758,037
Dividends	-	-	-	-	-

(i)	The Company determined it met the definition of an investment entity under IFRS 10 Consolidated financial statements as of November 11, 2016. As such, the Company commenced accounting for its investment in Minco Silver at fair value through profit or loss ("FVTPL") starting November 11, 2016 in accordance with IAS 39 Financial Instruments: recognition and measurement ("IAS 39").

(ii)	The Company has reclassified certain amounts within its consolidated statement of income (loss), therefore the above tables have presented such amounts on a consistent basis for all periods presented above. Specifically, the Company classifies exploration cost (recovery), gain on legal settlement and gain on sales of exploration permits within operating expenses. Furthermore, the effect of foreign exchange gain (loss) has been excluded from operating expenses.

(iii)	Finance and other income (expense) is primarily comprised of amounts arising from the equity accounting for its investment in associate (Minco Silver) through to November 11, 2016, gain on disposal of Minco Resources, finance income and foreign exchange ("FX") gains and losses related to such transactions.

Exchange Rates

The following table sets forth information as to the average, period end, high and low exchange rate for Canadian dollars and US dollars for the periods indicated based on the Bank of Canada nominal noon exchange rates (USD to CAD) in Canadian dollars (US$1.00 = 1.2828 as at April 24, 2018).

Year Ended December 31	High	Low	Average	Period End

2017	1.3743	1.2128	1.2986	1.2550
2016	1.4589	1.2544	1.3248	1.3427
2015	1.3390	1.1728	1.2787	1.3840
2014	1.1643	1.0614	1.1045	1.1601
2013	1.0697	0.9839	1.0299	1.0636

Month	High	Low	Average	Period End

March 2018	1.3088	1.2830	-	-
February 2018	1.2809	1.2288	-	-
January 2018	1.2535	1.2293	-	-
December 2017	1.2886	1.2545	-	-
November 2017	1.2888	1.2683	-	-
October 2017	1.2893	1.2472	-	-

B.	Capitalization and indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risks Relating to the Company Generally.

New Business

Other than its investment in Minco Silver, the Company does not have any record of operating as an investment entity before November 2016. The Company is subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that the Company will not achieve its financial objectives as estimated by management.

Investors in the Company are subject to the risks attributable to the investments made by the Company. The success of the Company's investment strategy will depend, in part, on its ability to: identify suitable investments; negotiate the purchase of such investments on acceptable terms; complete the investments within expected time frames; and capitalize on such investments. The Company may not be able to identify appropriate investments or to acquire any suitable investments that it identifies. Moreover, competition may reduce the number of investment opportunities available to the Company. If the Company is required to invest other than in accordance with its investment policy and strategy, its ability to achieve its desired rates of return on its investments may be adversely affected.

Sector Specific Investment Risks

The Company seeks a high return on investment opportunities, primarily in the mining and natural resource sectors. Thus, the Company is exposed to investment risks relating to natural resources, which is generally more volatile than the overall market. Investing in natural resource can be speculative in nature and the value of the Company's investments may be subject to significant fluctuations. Such businesses entail a degree of risk, regardless of the skill and experience of the corporation's management. The assets, earnings and share values of corporations involved in the natural resource, are subject to risks associated with the world prices of various natural resource, forces of nature, economic cycles, commodity prices, exchange rates, royalty and taxation changes and political events. Government restrictions, such as price regulations, production quotas, royalties and environmental protection, can also be factors.

Commodity Prices

As at December 31, 2017, a significant portion of the Company's investments were made to companies in the business of exploration and development of mineral properties. The profitability of the Company's investments will be dependent upon the market price of mineral commodities. Decreases in the market price of such commodities could have an adverse effect on the Company's business, financial condition, results of operations and share price. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates; the rate of inflation; global economic conditions; world supply of mineral commodities; consumption patterns for mineral commodities; forward sales of mineral commodities by producers; global production of mineral commodities; political conditions; speculative activities; and stability of exchange rates can all cause significant fluctuations in such prices.

Uncertainty of Estimates

The Company has made and plans to make investment in mining companies that conduct exploration and development of natural resources. Resource and reserve estimates of minerals are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Estimated recoveries are generally made based upon test results, actual recovery may vary with different rock types or formations in a way which could adversely affect the valuation of the Company's investment in companies conducting exploration and development of natural resources.

The Company's investments are recorded in the Consolidated Statements of Financial Position at fair value. Management uses their judgment to select a variety of methods and make assumptions that are not always supported by quantifiable market prices or rates. Judgment is required in order to determine the appropriate valuation methodology under this standard and subsequently in determining the inputs into the valuation model used. These judgments include assessing the future earnings potential of investee companies, appropriate earnings multiples to apply, adjustments to comparable multiples, liquidity and net assets. In making estimates and judgments, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistently and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the methodology or assumptions utilized in making these estimates in the Financial Statements. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these Financial Statements and the differences may be material. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values of various assets and liabilities.

The Mining Industry Is Highly Speculative

The Company has made and plans to make investment in mining companies that conduct exploration and development of natural resources which involves a high degree of geological, technical and economic uncertainty because of the inability to predict future natural resources' prices, as well as the difficulty of determining the extent of a natural resources deposit and the feasibility of its extraction without incurring considerable expenditures.

Price Volatility

Securities of natural resource companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. As a result of any of these factors, the market price of the Company's common shares, the market price of other public companies and the fair market price of private companies in which the Company invests may be subject to market trends and macroeconomic conditions generally, notwithstanding any potential success of such companies in creating revenues, cash flows or earnings, and may not accurately reflect the long-term value of such companies. There can be no assurance that continual fluctuations in price will not occur.

Fluctuations in the Value of the Company and the Common Shares

The net asset value of the Company and market value of its common shares will fluctuate with changes in the market value of the Company's investments. Such changes in value may occur as the result of various factors, including general economic and market conditions, the performance of corporations whose securities are part of the Company's investment portfolio and changes in interest rates which may affect the value of interest-bearing securities owned by the Company. There can be no assurance that shareholders will realize any gains from their investment in the Company and may lose their entire investment.

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

Foreign Investment

Foreign investments made by the Company in specific sectors such as natural resource, industrial or technology may be subject to political risks, risks associated with changes in foreign exchange rates, foreign exchange control risks and other similar risks. Some of the Company's assets may be invested in foreign securities. Consequently, the Canadian dollar equivalent of the Company's net denominated assets and dividends would be adversely affected by reductions in the value of the applicable foreign currencies relative to the Canadian dollar and would be positively affected by increases in the value of the applicable foreign currencies relative to the Canadian dollar.

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

Lack of Diversification

From time to time, the Company may have only a limited number of investments and, as a result, the performance of the Company may be adversely affected by the unfavourable performance of one investment or project. As well, the Company's investments are concentrated in the natural resource sector. As a result, the Company's performance will be disproportionately subject to adverse developments in this particular sector.

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

Potential Conflicts of Interest

Certain members of the Board and officers of the Company also serve as officers or directors of other companies. Consequently, there exists the possibility that those directors and officers may be in a position of conflict. In particular, Ken Z. Cai is a director of and serves in management in Minco Silver. As at December 31, 2017, the investment in Minco Silver was approximately 69% of the Company's total investment in marketable securities.

In addition, the Chief Financial Officer and the Corporate Secretary and the Vice President of Corporate Affairs of the Company are also the Chief Financial Officer and the Corporate Secretary and the Vice President of Corporate Affairs, respectively, for Minco Silver. Any decision made by such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors or officers may have a conflict of interest. Nevertheless, there remains the possibility that the best interests of the Company will not be served because its directors and officers have other commitments. Matters between the Company and Minco Silver which put any of the directors or officers of the Company in a position of conflict are approved by the audit committee of the Board, which is comprised solely of independent directors.

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

Risks Related to Minco Silver's mineral properties located in China

As at December 31, 2017, the Company held an equity investment in Minco Silver valued at $9,350,000 which represents approximately 53% of the Company’s total assets. Minco Silver is in the business of exploration and development of mineral properties with ownership of various mineral properties located in China. Thus, although the Company holds no direct ownership or has any rights to assets held by Minco Silver, the Company indirectly has exposure to Minco Silver’s assets through its equity investment. Discussion of Minco Silver’s business risks is presented in Minco Silver’s annual information form (“AIF”) which can be viewed at www.sedar.com under the profile of Minco Silver. The following risk factors are associated with the mineral properties owned by Minco Silver in China that may impact the value of the Company’s equity ownership in Minco Silver:

Title to Properties

To the knowledge of the Company, none of Minco Silver's property interests have been surveyed to establish boundaries. There can be no assurance that any governmental authority in China could not significantly alter the conditions of, or revoke the applicable exploration or mining authorizations held by Minco Silver, or that Minco Silver's interest in such properties will not be challenged or impugned by third parties or governmental authorities.

In addition, there can be no assurances that the properties or other assets in which Minco Silver has an interest are not subject to prior unregistered agreements, transfers, pledges, mortgages or claims and title may be affected by undetected defects as it is difficult to verify that no agreements, transfers, claims, mortgages, pledges or other encumbrances exist given the state of the legal and administrative systems in China.

China Political and Economic Considerations

The economy of China has traditionally been a planned economy, subject to five-year and annual plans adopted by the state, which sets national economic development goals. Since 1978, China has been moving the economy from a planned economy to a more open, market-oriented system. The economic development of China is following a model of a market economy under socialism. Under this direction, it is expected that China will continue to strengthen its economic and trading relationships with foreign countries, and that business development in China will follow market forces and the rules of market economics.

However, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies. In addition, there is no guarantee that a major turnover of senior political decision makers will not occur, or that the existing economic policy of China will not be changed. A change in policies by China could adversely affect the Company's or Minco Silver's interests in China by changing laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports and sources of supplies or the expropriation of private enterprises. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of companies engaged in mineral resource exploration and development, or more stringent implementation thereof, could have a material adverse impact on Minco Silver and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Companies with a foreign ownership component operating in China may be required to work within a framework which is different to that imposed on domestic Chinese companies. The Chinese government is opening up opportunities for foreign investment in mining projects and this process is expected to continue. However, if the Chinese government should reverse this trend and impose greater restrictions on foreign companies, the Company's business and future earnings could be negatively affected.

Chinese Legal System and Enforcement

Material agreements to which Minco Silver is a party with respect to mining assets in China are governed by Chinese law and some may be with Chinese governmental entities. The Chinese legal system embodies uncertainties that could limit the legal protection available to Minco Silver and their shareholders. The outcome of any litigation may be more uncertain than usual because: (i) the experience of Chinese judiciary in the industry in which we operate is relatively limited, and (ii) the interpretation of Chinese laws may be subject to policy changes reflecting domestic political changes. The laws that do exist are relatively recent and their interpretation and enforcement involve uncertainties, which could limit the available legal protections. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws or to obtain enforcement of judgments by a court of another jurisdiction, which could have a material adverse impact on the Company. Many tax rules are not published in China, and those that are published can be ambiguous and contradictory, leaving a considerable amount of discretion to local tax authorities. China currently offers tax and other preferential incentives to encourage foreign investment. However, the tax regime of China is undergoing review and there is no assurance that such tax and other incentives will continue to be available. There is also no guarantee that the pursuit of economic reforms by the Government will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions and changes in state policies affecting the mining industry may have a negative effect on our operating results and financial condition.

Government Regulation of Mineral Resources and Ownership

Ownership of land in China remains with the State, and the State, at the national, regional and local levels, is extensively involved in the regulation of exploration and mining activities. Transfers and issuances of exploration and mining rights are also subject to governmental approval. Failure or delays in obtaining necessary approvals could have a material adverse effect on the financial condition and results of operations of the Company. Nearly all mining projects in China require government approval. There can be no certainty that any such approvals will be granted (directly or indirectly) to Minco Silver in a timely manner, or at all.

Future Financing and Dilution

There is no assurance that additional funding will be available to Minco Silver for further exploration and development of its current and future projects in order for Minco Silver to achieve its long-term objectives. There can be no assurance that Minco Silver will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of Minco Silver's projects with the possible loss of such properties.

If Minco Silver raises additional funds by issuing equity or convertible debt securities, it will reduce the percentage ownership of the Company's then-existing stockholders, and the holders of those newly-issued equity or convertible debt securities may have rights, preferences, or privileges senior to those possessed by Minco Silver's then-existing stockholders. Additionally, future sales of a substantial number of shares of Minco Silver's common shares or other equity-related securities in the public market could depress the market price of Minco Silver's common shares and impair Minco Silver's ability to raise capital through the sale of additional equity or equity-linked securities, and impact the value of the Company's investment in Minco Silver. The Company cannot predict the effect that future sales of common shares or other equity-related securities would have on the market price of Minco Silver's shares.

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

Name, Address and Incorporation

Minco Gold was incorporated in British Columbia, Canada under the Business Corporations Act (British Columbia) on November 5, 1982, under the name "Caprock Energy Ltd." The Company changed its name to "Minco Gold Corporation" on January 29, 2007. As at December 31, 2017, the Company did not have any subsidiaries, and the Company's investments at fair value includes an 18% interest in Minco Silver.

The principal executive office and registered office of the Company is located at Suite 2772, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3R5, telephone number 604-688-8002, fax number 604-688-8030 and email address pr@mincomining.ca.

B.	BUSINESS OVERVIEW

Prior to November 11, 2016, the Company's main business was the exploration, evaluation and development of mineral properties and projects. On November 11, 2016, the Company applied to undertake a Change of Business ("COB") and listing on the TSX Venture Exchange (the "TSX-V") as an "Investment Issuer" and to delist its shares from the TSX Stock Exchange (the "TSX"). As an "Investment Issuer", the Company is utilizing its strong working capital position, its extensive industry contacts and internal expertise to build a portfolio of high-quality investments, primarily in publicly traded and privately held corporations, as well as in direct ownership stakes in resource projects. Types of investments may include common shares, preferred shares, warrants, royalties, convertible debentures, bridge loans, and other investment vehicles selected to create value and return for the shareholders.

The Company received final approval of the COB from the TSX-V on April 20, 2017. Effective Monday, May 1, 2017, the Company's common shares commenced trading on the TSX-V under the symbol "MMM", and effective Friday, April 28, 2017, the Company's common shares were delisted from the TSX.

More details of the Company's COB are disclosed in the Company's filing statement filed in November 2016 on www.sedar.com under the Company's profile. The filing statement includes an investment policy, which has been adopted by the Company to govern its investment activities. The nature and timing of the Company's investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Company.

Prior to 2017, the Company's common shares were also traded on the NYSE MKT. In early 2017, the Company filed a Form 25 ("Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934") with the Securities and Exchange Commission (the "SEC") to initiate a voluntary delisting from the NYSE MKT of the Company's outstanding common shares and the deregistration of the common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company decided to delist its common shares in light of its COB focus from mineral exploration to an investment strategy. The Company's common shares continue to be registered with the SEC under Section 12(g) of the Exchange Act and therefore, the Company remains subject to the SEC reporting requirements pursuant to Sections 13(a) and 15(d) of the Exchange Act until all applicable deregistration conditions are satisfied. The delisting from the NYSE MKT was effective after the close of the market on January 27, 2017, and the Company's common shares began quotation on OTC market in the United States ("OTCQX") under the symbol "MGHCF" on January 31, 2017.

Overview for 2017

Summary of operations:

During the year ended December 31, 2017, the Company bought and sold common shares of a public company and realized a profit of $46,991.

The Company also acquired a portfolio of common shares, partnership units, and warrants of public companies and made an investment in a private company. Total unrealized losses of $1,860,185 were recorded from the investments.

Following is a summary of the Company’s investment portfolio, consisting of 15 holdings as at December 31, 2017:

Holdings	Number of Shares/Units Held	Number of Warrants Held	Market Value (i) $
Public companies (resources entities):
Minco Silver Corp.	11,000,000		9,350,000
Hudson Resources Inc.	2,142,857		910,714
Hudson Resources Inc.		1,071,428	245,000
RoxGold Inc.	398,800		555,520
Continental Gold Inc.	130,025		439,485
Equinox Gold Corp.	224,600		251,552
Guyana Goldfields Inc.	40,000		203,200
Neo Performance Materials Inc.	11,000		196,900
ETFS Physical Palladium	1,125		143,415
Almaden Minerals Ltd.	100,000		128,158
All other public entities (non-resources)			687,968
Private company:
El Olivar Imperial (ii)	400,000		502,138
			13,614,050

(i) The Company considers the closing price of public company's common share at each reporting date as their fair values.

The Company applies the Black-Scholes option-pricing model to value public company's share purchase warrants at the reporting date.

(ii) In December 2016, the Company acquired 5.9%, or 400,000 units ("Unit"), of El Olivar Imperial SAC ("El Olivar"), a privately held Peruvian corporation, for US$1.00 per unit. There were no dispositions or further acquisitions of El Olivar shares during the year ended December 31, 2017.

El Olivar's principal asset is the wholly owned Planta Sol de Oro gold tailings and processing project located near Nasca, Peru, 445 kilometers south of Lima.

Each Unit consists of one Class A voting share and 1.5 Class A share purchase warrants (the "EI Warrant"), with each full EI Warrant entitling the holder to purchase one additional Class A voting share exercisable at a price of US$1.00 per share. The expiry date of the EI Warrant was initially set on July 18, 2017, which was subsequently revised to the date which is twenty business days after EI Olivar has advised all warrant holders in writing that EI Olivar has received the permits necessary to build its mining facilities in Peru. As of the date of this Annual Filing, this notice has not been given.

Minco Gold shall receive an annual cash dividend in U.S. dollars equal to 6% of the invested amount, calculated from the initial date of investment and payable starting on the date that is 18 months from the closing date.

The Class A voting shares may be converted at any time into common shares of El Olivar at the option of the holder. After a period of 10 years from the commencement of commercial production, Class A shareholders will have the option to either convert their Class A voting shares to common shares or redeem such shares for cash at face value. The conversion rate will initially be 1:1, subject to customary adjustments.

One director of the Company is also a director, officer and a controlling shareholder of EI Olivar.

Since there were no significant changes with respect to EI Olivar during the year ended December 31, 2017 that may cause a material change to El Olivar's fair value, it is management's judgement that the cost of the investment in EI Olivar (US$ 400,000) approximated its fair value as at December 31, 2017, except for the changes caused by change in the foreign exchange rate between the US dollar and Canadian dollar.

The principal business of El Olivar is to construct and operate a processing manufacturing plant of gold mining ores and tailings in Peru. A change in the strength of Peru’s currency relative to Canadian dollars, a change in the price of gold, and receipt of all the required permits for the construction and operation of the processing plant will impact the fair value of this investment. No significant change was note in these areas in 2017.

C.	Organizational Structure

As at the date of this Annual Report and as at December 31, 2017, the Company does not have any subsidiaries. The Company owns an 18% interest in Minco Silver Corp and has significant influence on Minco Silver Corp. through common officers and a common director.

D.	DESCRIPTION OF PROPERTIES

D.1 The Company does not have direct ownership of any mineral properties.

D.2 Mineral properties held by Minco Silver Corp.

As disclosed in other sections, the Company’s investment at fair value includes an 18% ownership of Minco Silver. Information of Minco Silver’s mineral properties located in China is as follow. All technical information reported herein is taken directly from public disclosure by Minco Silver and the Company therefore refers the reader to Minco Silver for Technical disclaimer and disclosure information:

I.	Changkeng Gold PROJECT

The following is a brief description of Minco Silver's Changkeng Gold Project. Technical Information regarding the Changkeng Gold Project is primarily derived from a National Instrument 43-101 ("NI 43-101") compliant technical report entitled "Technical Report and Updated Resource Estimate on the Changkeng Gold Project Guangdong Province, China", dated effective February 21, 2009 and prepared by Tracy Armstrong, P. Geo Ontario, Eugene Puritch, P. Eng. Ontario and Antoine Yassa, P.Geo. Québec, all of P&E Mining Consultants Inc. of Brampton, Ontario ("P&E"), and all qualified persons for the purposes of NI 43-101. These technical reports include relevant information regarding the data, data validation and the assumptions, parameters and methods of the mineral resource estimates on the Changkeng Project.

LOCATION

The Changkeng gold deposit is located approximately 45 km southwest of Guangzhou, the fourth largest city in China with 14 million people and the capital city of Guangdong Province. The project is adjacent to Minco Silver's Fuwan Silver Deposit and situated close to well established water, power, and transportation infrastructure.

OWNERSHIP

Minco Silver has 51% interest in the Changkeng Project through its Chinese subsidiary Mingzhong.

The Changkeng exploration permit has been recently renewed and will expire on September 10, 2019.

EXPLORATION ACTIVITIES

No exploration activities, except for maintaining the exploration permits in respect of the project, were conducted on the Changkeng Gold Project during the past three years.

Technical Information of the Changkeng Gold Project

GEOLOGY

The Changkeng Gold Project is located at the northwest margin of a triangular Upper Paleozoic fault basin, at the margin with the northeast trending Shizhou fault to the northwest, the east-west trending Dashi fault to the south and the northwest trending Xijiang fault to the northeast. Precious and base metal occurrences and deposits are known to occur predominantly along the margins of the 550 km² basin. The Changkeng Gold Project is covered by the 1.18km2 area over the Changkeng permit.

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

DRILLING PROGRAM

The last comprehensive exploration program on the Changkeng Gold Project was done during 2007 to 2008. The exploration program consisted of drilling of 66 diamond holes and an extensive hydrological study as well as a geotechnical survey. The drilling program was designed to expand the known resources through step-out drilling, as well as increase the indicated resources through in-fill drilling, with the first 22 holes mainly testing the wider spaced drill targets throughout the entire property. Drilling was conducted on an approximately 40 meter section spacing with holes on section between 20 meters and 80 meters apart.

At the completion of the 2008 drilling program, the known gold mineralization at the Changkeng Property was extended by approximately 400 meters along strike to the east-northeast; from just less than 900 meters to approximately 1200 meters in length. Mineralization was also extended down dip in localized areas along the eastern end of the known mineralization.

RESOURCE ESTIMATES

A resource estimate was made by P&E for the Changkeng Gold Project by utilizing diamond drill data from a total of 127 drill holes and 13 surface trenches. On March 25, 2009, an updated NI 43-101 resource estimate for the Changkeng project, including the calculations of the distinct and separate gold dominant and silver dominant zones, was completed and published.

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

March 2009 P&E Silver Dominant Portion of Resource Estimate @ 35 g/t Ag Cut-Off

Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Indicated	5,622,000	170	30,708,000	0.33	0.35	1.02
Inferred	1,063,000	220	7,517,000	0.24	0.61	1.36

1.	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.	The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The resource estimate prepared on the Changkeng Silver Project also includes minor amounts of lead (Pb) and zinc (Zn).

II.	Fuwan Silver Project

Introduction

As at December 31, 2017, Minco Silver Corporation, through Changfu Minco, had three reconnaissance survey exploration permits on the Fuwan Project (Luoke-Jilinggang Permit, Hecun Permit and the Guyegang-Sanyatang Property), having a total area of 125.74 km2 and covering a major part of the northeast-trending Fuwan silver belt. The Fuwan silver belt hosts the known gold and silver occurrences in the Sanzhou basin, including the Fuwan Project and the Changkeng Gold Property in which the Company now owns a 51% interest.

The main exploration permit for the Fuwan main deposit area is the Luoke-Jilinggang (57.16 km2). The exploration permit of Luoke- Jilinggang expired on July 20, 2017 and is being renewed.

The Guyegang-Sanyatang permit has been recently renewed and will expire on March 17, 2019.

The Hecun permit expires on August 20, 2018.

Exploration Programs

Minco Silver conducted a comprehensive exploration program on the Fuwan Project during the period from 2005 to 2008. The exploration program includes a six phases of drilling totaling 260 drill holes comprising 69,074 meters of diamond drilling over both the Fuwan Silver Deposit and the surrounding regional area, detailed hydrological studies for the Fuwan deposit area, metallurgical testing, and geotechnical studies. An exploration report was prepared on the Fuwan deposit at the end of the exploration program and was approved by MOLAR. The assay results from the Company's drilling programs in the past can be reviewed on our website at www.mincosilver.ca or at www.sedar.com.

There was no further planned exploration program as of the date of this report.

Resource Estimates

The last NI 43-101 technical report of the Fuwan Project was prepared by P&E that was filed on www.sedar.com on January 24, 2008.

On May 12, 2008, P&E completed an updated resource estimate taking into the consideration the phase 1 to 6 drilling programs conducted in 2008. Diamond drill data from a total of 422 holes, with an aggregate length of 96,000m, was used for the resource calculation in the updated resource estimate. These programs were conducted on a 60m x 60m diagonal spacing within the existing 80m x 80m rectangular drill grid spacing. The Fuwan Silver Deposit remains open along strike to the southwest and up and down its relatively flat dip to the northwest and southeast.

The resource estimate for the Fuwan Silver Deposit includes gold ("Au"), lead ("Pb") and zinc ("Zn") credits and has an indicated resource of approximately 16.0 million tonnes at 182g/t Ag, 0.20g/t Au, 0.20% Pb and 0.57% Zn and an inferred resource of 11.2 million tonnes at 174g/t silver ("Ag"), 0.26g/t Au, 0.27% Pb and 0.73% Zn. Details of the resources for the silver mineralization of the Changkeng and Fuwan properties are shown in the following table.

Table 1.1 Resource Estimate1 @ 40g/t Ag Cut-Off Grade.

Resource Area & Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Fuwan Permits Indicated	13,948,000	188	84,268,000	0.17	0.20	0.56
Changkeng Permit Indicated*	2,027,000	142	9,235,000	0.40	0.20	0.61
Total Indicated	15,975,000	182	93,503,000	0.20	0.20	0.57
Fuwan Permits Inferred	10,241,000	171	56,147,000	0.26	0.26	0.72
Changkeng Permit Inferred **	1,049,000	212	7,136,000	0.29	0.37	0.86
Total Inferred[2]	11,290,000	174	63,283,000	0.26	0.27	0.73

Notes:
*	The indicated resources reported on the Changkeng Permit represent 51% of the actual indicated resources which reflects the proportion of ownership by Minco Silver Corporation. Total Changkeng indicated silver resources are 4,054,000 tonnes and 18,470,000 ounces of silver.
**	The inferred resources reported on the Changkeng permit represent 51% of the actual inferred resources which reflects the proportion of ownership by Minco Silver Corporation. Total Changkeng inferred silver resources are 2,098,000 tonnes and 14,272,000 ounces of silver.
[1]	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
[2]	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

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

Feasibility Study

Detailed technical information on the Fuwan Project, including project description, location, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling sampling, and mineral resources estimated, can be found in the technical report with dated October 23, 2009 (filed to www.sedar.com on November 10, 2009) entitled "Fuwan Project Feasibility Study Technical Report" prepared by the Wardrop.

As the feasibility study has not been updated recently, the results within, including but not limited to the project capital cost, operating cost, financial analysis, sensitivity analysis may not reflect the most up to date results by using current cost and metal price figures.

Mining Methods

The feasibility study contemplates the development of a mechanized mine at the Fuwan deposit. A 2 m minimum mining height was adopted for mechanized mining. The selection of a mining method is dependent upon ore body geometry, ground conditions, and ore grade.

Drift-and-fill mining, and a small amount of room-and-pillar mining, would be used for flat lying zones. As the ore body has reasonably good grades, a trade-off study was undertaken to assess at what grade it would be worth backfilling with cemented fill and carrying out a primary/secondary drift-and-fill type mining method allowing 100% extraction without leaving any ore pillars.

Ore zones with lower grades would be mined by the room-and-pillar method. This method is selective and zones of low grade can be left as pillars. A variation of this method is post pillar cut-and-fill: where the ore height is greater than 6 to 7 m, the panel is taken in two cuts. The first cut is taken and backfilled, then a second cut is taken over the top of the first cut working off the backfill.

Stope and pillar dimensions, ground support in development headings, and stopes will depend on ore body geometry and ground condition.

The cut-and-fill method would be used for ore zones dipping between 15° and 50°. In order to minimize waste development, Wardrop recommends using in-ore twin ramp development. Each panel will be about 100 m long and typically 60 m vertically. Twin ramps will be driven in ore from top and bottom access to meet in the middle of the stope. A minimum 3 m-wide pillar (or a 1:1 ore to pillar width) will be left between the ramps. The ramp below the pillar must always remain open for air passage and provide through-ventilation. After the ventilation airway is no longer needed, the pillar could be recovered; however, any estimate should only assume an effective 50% recovery of the pillar.

Backfill

All stopes would be backfilled after mining is completed. Free draining hydraulic backfill was selected as the most appropriate method due to the flat-lying and relatively large horizontal extent of the ore body, coupled with the distant location of the process plant and difficulties with access above the ore body. This backfilling method will allow up to 45 to 50% of the tailings to be disposed of as hydraulic backfill underground, reducing the required size of the surface tailings pond.

Backfill would be prepared from tailings produced in the plant and distributed to the underground stopes by a pipeline through the main access ramp. For primary stope filling in drift-and-fill, 5% cement would be added. Backfill for cut-and-fill, room-and pillar, and secondary stopes of drift-and-fill mining would not be cemented.

Mine Access

The mine would be accessed by a single decline developed at gradient of -15%. It will be used for access of personnel, equipment, materials, and services. It will also be utilized as an intake airway.

The location of the decline portal was selected on the south-west side of the deposit near the process plant. The size of the decline was selected at 4.5 m wide by 4.5 m high to accommodate the mining equipment and provide required clearances.

The four levels would be developed for haulage and for provision of fresh air supply to mining blocks. Ventilation access drifts would be excavated to connect the level development and ramps to the ventilation raises.

The 4.0 m diameter central south fresh air intake ventilation raise would have a man-way equipped with ladders and platforms to provide an auxiliary exit from the mine in case of emergency. Two 4.0 m diameter exhaust raises would be developed on the east and north side of the ore body and would be connected to the level development to provide flow-through ventilation. They would also be equipped with ladders.

Another 3.0 m diameter fresh air ventilation raise would be constructed in Year 6 of production on the west side of the deposit to provide intake air for mining block #201, and would be equipped with a man-way for emergency exit .

Development headings would be driven with electro-hydraulic twin boom jumbos. Ventilation raise development would be done by raise boring crews.

The broken rock would be mucked from the face by a 7 tonne load-haul-dump and hauled by 25 tonne trucks to the surface waste dump. The same equipment would be used for mucking broken ore from the production stopes and hauling to the mill for processing.

A 7 tonne capacity load-haul-dump with a 4.0 m3 bucket and a 25 tonne underground mine truck with a 13.0 m3 box were selected for ore and waste haulage.

The following presents a summary forecast of ore and waste production.

Table 1.4 Production by Material Type

Year	Ore	Waste	Total
-2		83,515	83,515
-1		226,832	226,832
1	990,0000	83,486	1,073,486
2	990,0000	83,720	1,073,720
3	990,0000	63,183	1,053,183
4	990,0000	52,480	1,042,480
5	990,0000	57,452	1,047,452
6	990,0000	43,329	1,033,329
7	990,0000	11,932	1,001,932
8	990,0000	20,108	1,010,108
9	990,0000	19,887	1,009,887
10	207,981		207,981
Total	9,117,981	745,924	9,863,905

Personnel requirement estimates are based on the mine production rate and mine schedule. A mining contractor would begin work in the pre-production development stage to allow time for the owner to recruit staff for the project. The contractor would continue mine access development during production.

Underground staffing requirements peak at 54 personnel during full production, including 9 mine operating and 5 mine maintenance salaried dayshift personnel, 32 shift technical staff, and 8 shift supervisors. Underground hourly labour requirements will peak at 312 in Year 5 during full production, including 248 mine operating and 64 mine maintenance hourly personnel. The personnel requirements do not include the labour required for access development performed by the contractor.

Mine Services

A two-bay sump would be located at the bottom of the mine and would be constructed to allow suspended solids to settle out of the ground water before pumping. The sump would be equipped with four high-pressure pumps: two working and two on stand-by. A 300 mm (12″) diameter steel dewatering pipe would be installed in the main access decline to pump water from the sump to the final tailing pump box on surface.

Industrial-quality water would be distributed in 4″ and 2″ diameter pipelines throughout the underground workings for drilling equipment, dust suppression, and firefighting. The major electrical power consumption in the mine would be from the main and auxiliary ventilation fans, drilling equipment, and mine dewatering pumps. A high voltage cable would enter the mine via the main access decline and be distributed from the main underground substation via boreholes to electrical substations located on each sublevel. High voltage power would be reduced to 600 volts at electrical sub-stations. All power would be three-phase and, except for lighting and convenience receptacles, which would use single phase 127 kilovolt power.

A leaky feeder communication system would be installed throughout the mine. The system would interface with the surface communication system. It would be also used for centralized blasting. Telephones would be located at key infrastructure locations such as the underground electrical sub-stations, refuge areas, lunchrooms, and pumping stations. Key personnel and mobile equipment operators would be supplied with an underground radio.

The mobile drilling equipment such as jumbos, rock bolters, and scissor lifts with ammonium nitrate and fuel oil loaders would be equipped with their own compressors. No reticulated compressed air system would be required. Six portable compressors would be used to satisfy compressed air consumption for miscellaneous underground operations.

Explosives would be stored on surface in permanent magazines. Detonation supplies (non-electric and electrical caps, detonating cords, etc.) would be stored in a separate magazine on the surface.

The underground mobile equipment would have an estimated average fuel consumption rate of approximately 8,556 liters per day during the production period. Haulage trucks and all auxiliary vehicles would be fueled at fuel stations on surface. The fuel/lube cassette would be used for the fueling/lubing of load-haul-dumps and face equipment.

The personnel carriers would be used to shuttle employees from the surface to the underground workings and back during shift changes. Supervisors, engineers, geologists, and surveyors would use diesel-powered trucks as transportation underground. Mechanics and electricians would use the mechanics' truck and maintenance service vehicles.

A boom deck with a 10-tonne crane would be used to move supplies, drill parts, and other consumables from surface to active underground workings.

A mine service crew would perform mine maintenance and construction work, ground support control and scaling, mine dewatering, and safety work.

Mobile underground equipment would be maintained in a mechanical shop located on the surface outside of main ramp access portal. A small underground maintenance shop with an overhead crane would also be constructed underground to provide maintenance for drilling equipment. A mechanics' truck would be used to perform emergency repairs underground. Major rebuild work would be conducted off site.

Development Schedule

The mine development is divided into two periods: pre-production development and ongoing development.

The pre-production development period runs from the start of the project to when the first ore is fed to the process plant. Pre-production development will be scheduled to, among other things:

•	provide access for trackless equipment;
•	provide ventilation and emergency egress;
•	establish ore and waste handling systems;
•	install mining services (backfill distribution, power distribution, communications, explosives storage, fuel storage and distribution, water supply, mine dewatering); and
•	provide sufficient level development in advance of start-up to develop sufficient ore reserves to support the mine production rate.

All underground pre-production development would be done by contractor with the use of the contractor's equipment, personnel, and supervision. A 130 m per month advance rate was assumed for a jumbo crew developing a 4.5 m wide by 4.5 m high heading, and a 90 m per month advance rate was assumed for a raise boring crew to drill a pilot hole and ream it to a 4.0 m diameter.

Underground infrastructure development, such as dewatering sumps, maintenance shop, and explosives storage, would be completed prior to production.

It is estimated that pre-production development would be completed in two years. Ore development is not included in the development schedule as it would be part of ore production.

Ongoing sustaining development would continue to be performed by a contractor during the production stage. The contractor would demobilize from the site in Year 9 when all main access development is completed.

Table 1.5 - Mine Development Schedule

Production		Pre-	Year
Year	Unit	production	1	2	3	4	5	6	7	8	9	10	Total
Annual Meters (Horizontal)	m	5,420	1,497	1,437	1,132	950	1,040	765	216	364	360	0	13,181
Annual Meters (Vertical)	m	462	45	214	37	0	0	61	0	0	0	0	819
Total Development	m	5,882	1,542	1,651	1,169	950	1,040	826	216	364	360	0	14,000

Production Schedule

The annual ore production rate of 990,000 tonnes (including ore from development and stopes) was scheduled based on 330 mine operating days per year with three 8-hour shifts per operating day.

Criteria for scheduling production included targeting the mining blocks with higher grade ore in the early stages of mine life in order to improve project economics. The production sequence of the mining blocks will be from the top down. The number of mining blocks in production would vary from 8 to 10 in most production years. On average, there would be five stopes in production for drift-and-fill mining and four in production for cut-and-fill. The only room-and-pillar block would be mined in Year 9.

Table 1.6 - Production Schedule

		Year	Total
	Unit	1	2	3	4	5	6	7	8	9	10
Operating Days Per Year	d/a	330	330	330	330	330	330	330	330	330	70
Mill Feed	t	990,000	990,000	990,000	990,000	990,000	990,000	990,000	990,000	990,000	990,000	9,117,981
Grade
Ag	g/t	214	217	217	205	183	182	177	167	148	137	189
Au	%	0.171	0.169	0.158	0.157	0.150	0.157	0.151	0.138	0.079	0.076	0.146
Pb	%	0.194	0.194	0.146	0.148	0.120	0.189	0.235	0.242	0.263	0.372	0.196
Zn	%	0.584	0.614	0.506	0.541	0.483	0.487	0.615	0.595	0.637	0.709	0.566

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

The dominant supplied minerals in the mineralization are: pyrite, sphalerite, galena, argentiferous tennantite, tetrahedrite, miargyrite, proustite-pyrargyrite, marcasite, native gold, bournonite, stephanite, chalcopyrite, and covellite.

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

A 3,000 tonnes per day process plant has been designed for the Fuwan Project to process silver bearing lead and zinc sulphide mineralization. The process plant would operate 330 days per year at an annual process rate of 990,000 tonnes per day on a three shifts per day basis. Overall process plant availability would be approximately 90%.

The run-of-mine (ROM) from the underground mine would be crushed by an 800 mm by 1,100 mm jaw crusher to 80% passing 150 mm, and then ground to 80% passing 100 μm in a semi-autogenous grinding ("SAG") (SAG, 5.5 m Dia x 3.0 m Effective Grinding Length ("EG"), Power of 1,250 kW)-ball mill (3.96 Dia x 6.56 L, 1,650 kW)-pebble crushing circuit ("SABC"). The silver, lead, and zinc minerals would be recovered by a conventional differential flotation process as follows:

•	silver-lead bulk would be subject to rougher flotation followed by zinc rougher flotation;
•	the silver-lead rougher flotation concentrate would be reground and subject to three stages of cleaner flotation; and
•	the zinc rougher flotation concentrate would be upgraded by three stages of cleaner flotation, without regrinding.

The tailings produced from the zinc rougher scavenger flotation circuit would be sent to the TSF (as defined below) for the storage and to the underground mine for hydraulic backfilling. The produced silver-lead concentrate and zinc concentrate would be thickened and then pressure filtered separately prior to being transported to smelters. Depending on the lead head grade, the silver-lead concentrate may be further processed to produce a silver concentrate and a lead-silver concentrate.

The average dry concentrate production is forecasted to be as follows:

•	silver-lead concentrate – 15,900 tonnes per annum, including:

- 154,700 kilograms per annum (4,975,000 ounces per annum) silver

- 1,600 tonnes per annum lead

•	zinc concentrate – 9,300 tonnes per annum average, including:

- 4,700 tonnes per annum zinc

- 15,400 kilograms per annum (495,400 ounces per annum) silver.

Tailings Management Facility

The Fuwan Project includes development of a new proposed land-based tailing storage facility (the "TSF") to store up to 2.6 million m3 of the tailings. The tailings would be the fine fraction classified from the flotation tailings. The TSF would be developed in two stages:

•	Stage 1 Facility - capable of storing initial 8.3 years of tailings deposition through three dam raises; and
•	Stage 2 Final Facility – capable of storing additional 0.9 years of tailings deposition by either raising the Stage 1 Facility or using on-land storage in a separate facility.

The cost estimates assume that raising the Stage 1 TSF dam (subject design) to accommodate additional 0.9 years of tailings deposition is feasible. However, this is to be confirmed by subsequent geotechnical and hydrogeological investigations.

Essentially the TSF dam would be a 56 m high earth/rock fill structure with a 6 m wide crest and composite HFPE / clay core lining (Zone 1 / Zone 2) on the upstream slope. The high-density polyethylene membrane would be protected by woven bags filled with tailings (Zone 1).

The dam would be constructed in three stages:

•	Stage 1 (3.1 years storage capacity) would be 38 m high with crest at El. 61 m;
•	Stage 2 (2.7 years storage capacity) would add additional 10 m bringing the dam crest to El. 71 m; and
•	Stage 3 (2.5 years of storage capacity) would add another 8 m for the final crest at El. 79 m.

Storm water around the TSF will be managed using the following structures:

•	a perimeter diversion ditch; and
•	a decant tower and pipe.

The subject TSF designs have been developed in between the prefeasibility and feasibility levels. Detailed geotechnical engineering analyses have not been completed and this may have a potential impact on the current design and cost estimate accuracy because of potential design modifications to be developed when the results of geotechnical and hydrogeological investigations and laboratory testing have become available. A geotechnical engineering analysis should be conducted to confirm the design before the next phase of engineering.

There is a need to identify the location for storing the tailings produced during the rest of the 0.9 years of tailing deposition. The potential use of the tailings for making bricks to be included in local infrastructure projects should be further studied and confirmed.

Infrastructure and Ancillary Facilities

The project site is close to the town of Fuwan, which has a well-developed paved village level road network. The town is accessible by paved public highways to Guangzhou and other major cities. The haulage distance between the mine site and the Shanshui railway station, which connects the main stations, Guangzhou station and Zhanjiang station, is approximately 26 km. The deposit is adjacent to the Xijiang river which is accessible to an international waterway in the South China Sea via the Zhujiang river.

Electrical power, water, telephone service, and supplies are available in the town of Fuwan.

The proposed mine site is large enough to accommodate proposed processing facilities, surface service facilities, waste rock storage areas, as well as an approximately 8.3-year tailing surface storage pond. The surface service facilities would include administration buildings, a workshop, an explosive magazine, power and water supply facilities, a backfill station, a waste water treatment facility and haulage road system.

All buildings of the project would be new and built according to the Chinese construction codes. Power to the project would be provided via an existing 110 kilovolt utility substation located in Fuwan town, approximately 4 km from the mine. NERIN and Minco Silver have contact the Fushan Power Supply Company of the South Grid and at the time of the feasibility study confirmed that the Fushan substation has sufficient capacity to provide power to the Fuwan mining project.

This substation presently has a single incoming transmission line and would provide a single 35 kV power line to the mining project. The external 35 kilovolt power line would be provided by the electrical utility to the mine site. At the mine, a step-down substation (35 kilovolt /10 kilovolt) would be established consisting of equipment and facilities necessary to service the connected mine loads.

Environmental

Background

At the time of writing the ESHIA Report, project design was at the feasibility stage and hence some mine design details were not available to the Environmental Social and Health Impact Assessment (the "ESHIA") team and others were subject to change based on the evolving understanding of the geometry and grade distribution of the ore body (and hence mine plan) and technical issues relating to ore processing and site facilities' configuration. There is, therefore, some uncertainty with respect some ESHIA Report findings and it is likely that further baseline investigations (as recommended in the ESHIA Report) and continuing work on the mine design will necessitate future revision of the ESHIA Report, likely in the form of an addendum, or of the Environmental, Socio-Economic and (Community) Health Management Plan in respect of the project.

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

ESHIA Findings

The ESHIA process assessed the project for all phases of its life cycle namely, development, operations and decommissioning. Broadly, the project has been assessed to not result in significant environmental, socioeconomic or community health impacts, assuming that industry best process practice is implemented during execution and that additional control measures recommended within the ESHIA are satisfactorily implemented during all project phases.

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

Mine Blasting

The area to be mined is in close proximity to Luzhou and Jianggen Villages and a proposed textile college site. Underground blasting in areas close to these receptors may result in plumb vibration levels that cause shaking of existing buildings or buildings that may be erected in the near future (i.e. within the college site). It was recommended that this risk be further evaluated and a blasting plan developed that prescribes and limits the weight of explosives, the number of holes to be blasted in a single shot and the time delay between blast shots to ensure that no adverse effects are caused.

Waste Rock and Tailings Storage Facilities

Laboratory tests have demonstrated that tailings and waste rock have traces of heavy metals and have a low potential to generate acid drainage.

A geotechnical survey of the TSF and water storage facility ("WSF") areas has yet to be conducted.

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

Groundwater Drawdown

Groundwater that enters the mine void would be collected in a series of sumps and will be pumped to the surface for treatment and subsequent re-use in the process plant or disposal to the Xi'an Ditch.

The project geotechnical report states that the maximum groundwater drawdown depth will be 283.83 m and that the permeability coefficient will be 0.6815 m/day. The affected area would, therefore, have a diameter of 2,343 m. Groundwater drawdown may result in surface subsidence, cave-ins or fracturing.

Existing groundwater wells within Shanwanxin and Jianggen Villages are within the predicted groundwater drawdown area and, hence, groundwater availability may be affected by drawdown. As tap water has been provided to these villages, their reliance on the groundwater wells for potable water has decreased. Fish ponds in Shangwanxin Village are, however, recharged using groundwater and hence may be affected if insufficient groundwater is available due to drawdown.

It is recommended that additional investigations into groundwater drawdown be conducted, including a water balance study that assesses recharge rates against predicted draw down rates. The identified potential effects of drawdown should be further quantified where possible.

Geological Hazards – Surface Cave-In

Geological hazards in the mining area include landslides and surface cave-ins. There were a total of 19 sites where geological hazards in the past have been identified, including eight landslide sites and 11 cave-in sites. Among these, one landslide site and two collapse sites are defined as medium-severity and are in an unstable state.

The three sites are respectively located near the Fuwan Water Plant, Gaoming-Gaoyao road and the mouth of the valley of the proposed Waste Rock Facility.

While the progressive backfilling of mine voids will assist in maintaining ground stability, it has been recommended that additional work be undertaken to better understand the geotechnical state of ground above the proposed underground mine prior to the commencement of underground mining activities. The geo-technical survey should be aimed at identifying areas that may be prone to subsidence or cave-in and to determine what third party properties would be at risk in such a scenario.

III. CURRENT DEVELOPMENT

Combination of Fuwan Silver Project and Changkeng Gold Project

During the year ended December 31, 2017, the Company continued the process of combining the Fuwan Silver Project and the Changkeng Gold Project, which adjoins the Fuwan Silver Project. The Company and its business partners are currently reviewing the combination plan, including the determination of the percentage ownership of the Company and minority shareholders in the combined Fuwan-Changkeng project

Permitting

Following is a summary of the material progress made in permitting of the Fuwan Silver Project:

●	The Mining Area Permit, which covers approximately 0.79 sq. km, defines the mining limits of the Fuwan Silver Project and restricts the use of this land to mining activities was approved by MOLAR. This Mining Area Permit expires in April 2018 and the Company has submitted the application to renew this Mining Area Permit as normal course.

●	The development plan of the combined Fuwan Silver Project and Changkeng Gold Project has been completed and is ready for submission to MOLAR.

●	The latest EIA report for the combined Fuwan-Changkeng Project has been submitted to the government for approval.

Item 4A            Unresoloved Staff Comments

There are no unresolved comments between the Company and the staff of the SEC's Division of Corporation Finance.

Item 5            Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the financial years ended December 31, 2017, 2016 and 2015 should be read in conjunction with the Company's consolidated financial statements and the related notes of the same years.

A.       OPERATING RESULTS

Results of Operations

For the years ended December 31, 2017 and 2016

Year ended December 31,	2017	2016	Year to year change 2017-2016
	$	$	$
Realized gain from investments at fair value	46,991	-	46,991
Loss from investments at fair value	(1,860,185)	(990,000)	(870,185)
Operating expenses	(1,240,940)	(595,106)	(645,834)
Other income (expenses)	(243,444)	8,802,174	(9,045,618)
Net income (loss) for the year	(3,297,578)	7,217,068	(10,514,646)

Refer the subsection "Operating expense" and "Finance and other income (expense)" below for year to year movement.

The Company was an exploration company until November 11, 2016, when the Company completed the COB and began investing in privately and publicly traded companies. As a result, the gain and loss from its investments at fair value was higher in 2017.

The amount of gain and loss of the investments depends on the performance of the entities the Company invests in and will fluctuate from time to time depends on many factors, including but not limited to the overall economy, foreign exchange rate, metal price, that are not controlled by the Company.

For the years ended December 31, 2016 and 2015

Year ended December 31,	2016	2015	Year to year change 2016-2015
	$	$	$
Operating expenses	(595,106)	(2,273,317)	1,678,211
Other income (loss)	8,802,174	16,593,873	(7,791,699)
Net income (loss) for the year	7,217,068	14,320,556	(7,103,488)

Refer the subsection "Operating expense" and "Finance and other income (expense)" below for year to year movement.

Operating expenses

Operating Expenses for the year ended December 31, 2017, 2016 and 2015

The following table is a summary of the Company's operating expenses for the years ended December 31, 2017, 2016 and 2015:

					Year to year change
	ref	2017	2016	2015	2017- 2016	2016- 2015
		$	$	$	$	$
Accounting and audit	a	88,646	99,959	152,777	(11,313)	(52,818)
Amortization		2,951	3,362	34,781	(411)	(31,419)
Consulting		76,767	61,537	78,267	15,230	(16,730)
Directors' fees		64,500	59,138	73,124	5,362	(13,986)
Exploration costs	b	-	217,110	793,081	(217,110)	(575,971)
Gain on legal settlement	c	-	(530,789)	(51,745)	530,789	(479,044)
Gain on sale of exploration permit	c	-	(159,502)	-	159,502	(159,502)
Investor relations		11,129	12,048	37,051	(919)	(25,003)
Legal and regulatory	d	117,697	183,497	144,844	(65,800)	38,653
Office and administration	e	160,003	236,626	384,804	(76,623)	(148,178)
Property and Investment evaluation	f	126,791	179,453	81,407	(52,662)	98,046
Salaries and benefits	g	263,042	116,227	388,887	146,815	(272,660)
Share-based compensation	h	308,803	100,693	80,248	208,110	20,445
Travel and transportation		20,611	15,747	75,791	4,864	(60,044)
		1,240,940	595,106	2,273,317	645,834	(1,678,211)

Significant year to year changes are as follows:

(a) Accounting and auditing expenses decreased after 2015. The Company disposed all of its subsidiaries in 2015, resulting in a decrease in accounting and audit expenditures.

(b) The Company disposed all of its subsidiaries and kept only a receivable arising from a legal settlement and three mineral interests (Collectively the “Retained Assets”) in 2015. The Company further disposed all the Retained Assets in 2016. Consequently the exploration expense was highest in 2015 and was $nil in the current year.

(c) The gain on legal settlement and sale of exploration permit recorded in 2015 and 2016 are the proceeds from the disposition of the Retained Assets. There were no gains and losses reported in 2017 as all the Retained Assets were disposed of in 2016.

(d) Legal and regulatory was higher in 2016 as the Company incurred additional cost in connection with the COB.

(e). Office and administration was lower in 2017 and 2016 as the Company disposed all of its operating subsidiaries in the third quarter of 2015.

(f) The Company engaged a new consultant (Ken Leigh) in late 2015 to look for the new properties and investment opportunities. As a result, property investigation expenses were higher in 2016 compared to 2015. Mr. Leigh was hired as President of the Company in June 2017, resulting in a re-classification of his remuneration to "Salaries and Benefits.” As a result, the Company's property investigation fees in 2017 were lower compared to 2016.

(g) Salaries and benefits in 2016 were lower than 2015 as the Company disposed all subsidiaries in the July 2015. Salaries and benefits in 2017 were higher than 2016 as the Company hired a new President commencing June 2017.

(h) Share-based compensation fluctuated from year to year depending on the timing and fair value of options vested in each year. The number of options granted in 2017 and 2016 were 2,400,000 and nil, respectively.

Finance and other income (expense)

The following table is a summary of the Company's finance and other income (expenses) for the years ended December 31, 2017, 2016 and 2015:

				Year over year changes
	2017	2016	2015	2017 - 2016	2016 - 2015
	$	$	$	$	$
Share of gain (loss) from equity investment in Minco Silver (i)	-	(408,225)	1,259,391	408,225	(1,667,616)
Gain on investment at fair value (ii)	-	9,399,970	-	(9,399,970)	9,399,970
Finance income	39,390	62,394	64,819	(49,753)	(2,425)
Gain on sale of Minco Resources (iii)	-	-	15,060,170	-	(15,060,170)
Foreign exchange gain (loss) (iv)	(282,834)	(153,066)	209,493	177,588	(362,559)
Dilution loss	-	(98,899)	-	98,899	(98,899)

Total other income (loss)	(243,444)	8,802,174	16,593,873	(8,765,011)	(7,791,699)

(i) Before the COB, the Company accounted for its investment in Minco Silver using the equity method throughout 2015 and from January 1 to November 11, 2016. Thus, Minco Gold included ($408,225) and $1,259,391 in 2016 and 2015, respectively to account for the share of Minco Silver's after tax income on a pro-rata basis (based on percentage ownership interest). The Company ceased to apply the equity method effective as of November 11, 2016 and as such, no shared income or loss from Minco Silver was included in the current year.

(ii) As discussed above and herein, the Company began measuring its investment in Minco Silver at fair value on November 11, 2016. As a result, the Company recognized a gain of $9,399,970 to account for the difference between the fair value at the year end and the carrying value on November 11, 2016.

(iii) The Company sold all its subsidiaries in 2015 and recorded a gain of $15,060,170 in 2015. There were no similar dispositions in 2017 and 2016.

(iv) The Company had foreign exchange gain (loss) in 2017, 2016 and 2015. Some of the Company's cash and short-term investment are denominated in US dollars. Appreciation/depreciation of the US dollar against the Canadian dollar may result in a foreign exchange gain (loss) from time to time.

Summary of quarterly results (unaudited)

The results of the Company's recent eight quarters are as follows:

	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Gain (loss) on investments at fair value	337,865	(3,221,925)	(2,611,968)	3,682,834	(990,000)	-	-	-
Operating expenses	330,688	278,059	339,331	292,862	199,526	266,312	(227,524)	356,792
Income (loss) from operations	7,177	(3,499,984)	(2,951,299)	3,389,972	(1,189,526)	(266,312)	227,524	(356,792)
Foreign exchange gain (loss)	24,522	(155,351)	(112,928)	(39,077)	100,473	72,739	15,411	(341,689)
Gain on becoming an investment entity	-	-	-	-	9,399,970	-	-	-
Finance and other income	3,077	8,276	8,932	9,542	14,308	15,465	16,060	16,561
Dilution gain (loss)	-	-	-	-	(4,421)	(27,353)	(57,940)	(9,185)
Share of income (loss) from equity investment in Minco Silver	-	-	-	-	36,158	(8,707)	(46,060)	(389,616)
Net income(loss) for the period	44,339	(3,647,059)	(3,055,295)	3,360,437	8,356,962	(214,168)	154,995	(1,080,721)
Other comprehensive income (loss)	-	-	-	—	(1,544,463)	149,744	(445,845)	(923,376)
Comprehensive income (loss) for the period	44,339	(3,647,059)	(3,055,295)	3,360,437	6,812,499	(64,424)	(290,850)	(2,004,097)
Earnings (loss) per share - basic	0.00	(0.07)	(0.06)	0.07	0.16	(0.00)	(0.00)	(0.02)
Earnings (loss) per share - diluted	0.00	(0.07)	(0.06)	0.06	0.16	(0.00)	(0.00)	(0.02)
Weighted average number of shares outstanding - basic	50,733,381	50,733,381	50,733,381	50,733,381	50,687,496	50,732,729	50,699,843	50,583,029
Weighted average number of shares outstanding - diluted	50,733,381	50,733,381	50,733,381	50,736,715	52,556,715	50,732,729	50,699,843	50,583,029

IMPACT OF Foreign currency fluctuationS

As at December 31, 2017, the Company had cash of $3.6 million and investment at fair value of $0.48 million that were denominated in US dollar. A 10% change in the foreign exchange rate (US$ to C$) will affect the Company's net loss by approximately $0.41 million. The Company does not have currency hedge for its foreign exchange exposure.

Inflation

The Company does not believe that inflation has had or will have a material effect on its financial condition. However, no assurance can be given that the Company will not experience a material adverse effect on its financial condition due to a substantial increase in inflation.

GOVERNMENTAL, ECONOMIC, FISCAL, MONETARY, POLITICAL POLICIES

The Company does not believe there are changes in governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the company's operations or investments in Canada, China or Peru.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

	Year ended December 31,
	2017	2016
	$	$
Operating activities	(648,874)	(1,419,468)
Investing activities	(1,082)	530,000
Financing activities	-	38,787

Operating activities

During 2016, the Company received $550,000 from the redemption of short-term investment, and such transaction was included in investing activities. As the Company changed its business in November 2016, purchase and redemption of short-term investments were included in the Company's operating activities in 2017.

After adding back $550,000 to the use of cash in operating activities in 2016 for comparison purposes, the Company used cash of $648,874 and $869,468 in 2017 and 2016, respectively. The smaller use of cash reflects management's efforts in controlling the operating costs of the Company.

Financing activities

The Company did not have significant financing activities in either 2017 or 2016.

Capital Resources and Liquidity Risk

As at December 31, 2017, the Company's working capital was $17,526,777 compared to $20,488,701 on December 31, 2016. The Company's operations were financed by its working capital during 2017.

The Company believes there is sufficient working capital available to meet its current operational requirements.

The Company does not have plans to raise further capital in the next twelve months.

C.	Research and Development, Patents and Licenses

The Company does not engage in research and development activities and does not have any patents or licenses.

D.	Trend Information

The Company's principal business is investing in public and private entities, thus information regarding trends in production, sales and inventory and similar are not meaningful.

E.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has contractual commitments requiring payments in the amounts as follows, as at December 31, 2017:

Contractual obligations	Total	Less than 1 year	2 to 3 years	4 to 6 years
	$	$	$	$
Operating leases	258,045	53,429	91,798	112,818

G.	SAFE HARBOR

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

Item 6.             Directors, Senior Management and Employees

A.       DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company as of December 31, 2017 and April 30, 2018, with each position and office held by them with the Company, their terms of office and the period of service as such. Each director's term of office expires at the next annual general meeting of shareholders, to be held in 2018. The Company is not party to any arrangement or understanding with a major shareholder, customer, supplier or others, pursuant to which any person referred to below was selected as a director or member of senior management.

Name	Present Position

Ken Z. Cai	CEO and Director
Kenneth Leigh	President
Robert Callander(1)(2)(3)	Director
Michael Doggett(1)(2)(3)	Director
Malcolm Clay(1)(3)	Director
Michael Durose(2)	Director
Larry Tsang	Chief Financial Officer

Notes:

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

The business background and principal occupations of the Company's officers and directors are as follows:

Ken Z. Cai

Chief Executive Officer and Director

Dr. Cai, age 54, has served as president until June 2017, chief executive officer and a director of the Company since February 29, 1996. Dr. Cai holds a Ph.D. in mineral economics from Queen's University in Kingston, Ontario. Dr. Cai has 28 years' experience in mineral exploration, project evaluation, corporate financing and company management. Dr. Cai is also currently the Chief Executive Officer and a director of Minco Base Metals and Minco Silver.

Kenneth Leigh

President

Mr. Leigh, age 55, has more than 27 years of experience in the mining industry, including business development, financial analysis of mining projects, exploration management, corporate development and executive leadership. He has spent the past six years working as an independent corporate/business development consultant. Previously, he served as President and Chief executive officer of Commander Resources Ltd. for seven years and prior to that, worked in exploration and business development with Teck Resources for 13 years. Mr. Leigh holds a bachelor of science from the University of Toronto and a master of science from the University of Western Ontario.

Robert Callander

Director

Mr. Callander, age 72, has been a director of the Company since August 1996. He holds an MBA from York University in Toronto, Ontario, as well as a Chartered Financial Analyst accreditation from the Institute for Investment Management, Charlotte, Virginia. Mr. Callander has worked for Caldwell Securities Ltd. since 1992 and currently serves as a vice-president with that firm. Prior to his engagement with Caldwell Securities Ltd., Mr. Callander served as a corporate finance analyst with Burns Fry Ltd.

Michael Doggett

Director

Dr. Doggett, age 56, has been a director since July 2007. Dr. Doggett is the President of El Olivar Imperial, a private company engaged in tailings reprocessing and custom milling in Peru. He is also Principal Consultant at Beach Meadows Resources Inc., based in Vancouver, where he consults to a wide range of mining and exploration companies and has provided training in exploration and project evaluation to more than 2000 industry participants in a dozen countries. Dr. Doggett holds degrees in geology and mineral economics from Mount Allison University and Queen's University where he continues to teach as an Adjunct Professor in the Department of Geological Sciences and Geological Engineering. He serves on the Board of Directors at the Mineral Deposits Research Unit (MDRU) a the University of British Columbia as well as sitting as a Director of Pacific Link Mining Corp., and as an advisor to two international investment group

Malcolm F. Clay

Director

Mr. Clay, age 76, was appointed a director of the Company and Chairman of the Audit Committee on November 16, 2007. Mr. Clay is a Chartered Professional Accountant (FCPA) and was a partner of KPMG and its predecessor firms for 27 years, retiring in 2002. As a public accountant, he served as lead audit or concurring partner for public companies listed on both American and Canadian exchanges. He was the Partner-in-Charge of the KPMG Vancouver Audit practice for ten years. In 1997, he was elected as the non-executive Chairman of KPMG Canada. During his career he acted as an accountant and advisor for numerous private companies and is currently the Chairman of the audit committee for three TSX-V-listed companies. He currently serves as a director of Hanwei Energy Services Corp., and GreenPower Motor Company.

Michael Durose (MSc, P.Geo.)

Director

Mr. Durose, age 52, was appointed to the Board of Directors of Minco Gold Corporation on May 3, 2017.  He founded Mining Research Group Inc. in 2012 where he researches and advises on mining and resource-related investments. He also established Durose Asset Management Inc., a Fund Manager, Portfolio Manager and Exempt Market Dealer registered in the Province of Ontario, Canada. Mr. Durose has extensive Capital Markets experience as a senior mining analyst and advisor to investment funds principally with Morgan Stanley, Bunting Warburg (now UBS Canada), Nesbitt Burns (now BMO Capital Markets Inc.), and Scotia Capital. His mining research has been widely disseminated to institutional investors globally and he has traveled extensively visiting mining projects in North America, Central America, South America, Europe, Russia, Africa, Australia and Asia. Prior to working in capital markets, Mr. Durose worked as an exploration geologist in the Canadian base metal and gold industries.

Larry Tsang

Chief Financial Officer

Larry Tsang, CPA, CA age 60, Mr. Tsang acted as Interim Chief Financial Officer of the Company from January 14, 2016 to January 31,2017 and became the CFO of the Company on February 1, 2017. Mr. Tsang holds a Bachelor's Degree in Technology (Accounting) from British Columbia Institute of Technology in Canada and served as a senior accountant for four years with Ernst and Young LLP, Vancouver, Canada. His experience includes more than 12 years working in auditing, accounting, taxation, and finance for both private and public companies. Mr. Tsang is currently the CFO of Minco Base Metals Corporation and Minco Silver Corporation.

Directors and officers of the Company are required to file insider reports with the System for Electronic Disclosure by Insiders ("SEDI") at www.sedi.ca and file their reports individually. To the best of the Company's knowledge, as at December 31, 2017, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, 4,945,513 common shares of the Company, representing approximately 9.75% of the issued and outstanding common shares of the Company.

Family Relationships

There are no family relationships between any of our directors and executive officers.

B.	Compensation

Executive Officers

The following table provides a summary of compensation charged by senior management during the year ended December 31, 2017:

Name and principal position	Year	Salary ($)	Share -based awards ($)	Option- based awards ($)(3)	Annual non-equity incentive plan compensation ($)	Pension value ($)	All Other Compensation ($)		Total Compensation ($)
Ken Z. Cai Chairman and CEO(1)(2)	2017	100,542	N/A	88,092	-	N/A	8,458	(4)	197,092
Kenneth Leigh President	2017	136,149	N/A	73,794	-	N/A	20,000		229,943
Larry Tsang CFO	2017	26,496	N/A	16,621	-	N/A	-		43,117

(1)	As a management director of the Company, Dr. Cai does not collect any director's fees relating to his role as a director.
(2)	Fees are paid to Sinocan Capital Limited, companies controlled by Dr. Cai.
(3)	The Black Scholes valuation methodology was used to determine fair value on the date of grant.
(4)	Represents life insurance premiums paid during the year.

Directors' Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2017 to the non-management directors of the Company:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert M. Callander	15,000	N/A	41,553	Nil	N/A	Nil	56,553
Malcolm Clay	17,000	N/A	33,242	Nil	N/A	Nil	50,242
Michael Doggett	14,500	N/A	58,174	Nil	N/A	10,000	82,674
Michael Durose	8,000	N/A	23,931	Nil	N/A	Nil	31,931

(1)	The Black Scholes valuation methodology was used to determine fair value on the date of grant.

Pension Plan Benefits

As of December 31, 2017, the Company did not have any defined benefit, defined contribution or deferred compensation plans for any of its senior officers or directors.

C.	Board Practices

Directors are elected annually at the annual general meeting of shareholders. The Company has no contract with any of its directors that provides for payment upon termination. The following table sets forth the date since which each current director has served as such:

Name of Director	Director Since
Ken Z. Cai	February 29, 1996
Robert Callander	August 23, 1996
Michael Doggett	July 16, 2007
Malcolm Clay	November 16, 2007
Michael Durose	May 3, 2017

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

The Audit Committee is a standing committee of the Board whose primary function is to assist the Board in fulfilling its oversight responsibilities relating to:

(a)	the integrity of the Company's financial statements;

(b)	the Company's compliance with legal and regulatory requirements, as they relate to the Company's financial statements;

(c)	the qualifications, independence and performance of the Company's auditor;

(d)	internal controls and disclosure controls;

(e)	the performance of the Company's internal audit function; and

(f)	consideration and approval of certain related party transactions.

Compensation Committee

The Company has a compensation committee (the "Compensation Committee"), consisting of Messrs. Callander, Doggett and Durose. The primary purpose of the Compensation Committee is to:

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

D.	EMPLOYEES

As at December 31, 2017, the Company shared offices in Vancouver and shared 6 employees and consultants with Minco Silver and Minco Base Metals Corp.

E.	SHARE OWNERSHIP

The following table sets forth, as at April 30, 2018, common stock held by the Company’s officers and directors and all outstanding options and warrants to purchase common shares of the Company held by those individuals:

Name and Title	Common Shares Held		Percentage of Common Shares Outstanding at December 31, 2017	Stock Options Held
Ken Cai, CEO and Director	4,873,236	(1)	9.61%	2,390,000	(2)
Robert Callander, Director	30,277		< 1%	1,000,000	(3)
Michael Doggett, Director	12,000		< 1%	975,000	(4)
Malcolm Clay, Director	30,000		< 1%	795,000	(5)
Michael Durose, Director	Nil		Nil	500,000	(6)
Ken Leigh, President	Nil		Nil	1,075,000	(7)
Larry Tsang, CFO	Nil		Nil	250,000	(8)
TOTAL	4,945,513		9.75%	6,985,000

Note:

(1)	3,634,052 common shares are held by Pacific Canada Resources Inc., a private company, over which Dr. Cai exercises control or direction.
(2)	Represents1,000,000 options exercisable at $0.17 and which expire on January 31, 2023; 530,000 options exercisable at $0.24 and which expire on February 6; 2022; 430,000 options exercisable at $0.24 and which expire on September 9, 2020; 430,000 options exercisable at $0.26 and which expire on January 17, 2019;
(3)	Represents 450,000 options exercisable at $0.17 and which expire on January 31, 2023; 250,000 options exercisable at $0.24 and which expire on February 6, 2022; 150,000 options exercisable at $0.24 and which expire on September 9, 2020; 150,000 options exercisable at $0.26 and which expire on January 17, 2019;
(4)	Represents 375,000 options exercisable at $0.17 and which expire on January 31, 2023; 350,000 options exercisable at $0.24 and which expire on February 6, 2022; 125,000 options exercisable at $0.24 and which expire on September 9, 2020; 125,000 options exercisable at $0.26 and which expire on January 17, 2019;
(5)	Represents 375,000 options exercisable at $0.17 and which expire on January 31, 2023; 200,000 options exercisable at $0.24 and which expire on February 6, 2022; 125,000 options exercisable at $0.24 and which expire on September 9, 2020; 95,000 options exercisable at $0.26 and which expire on January 17, 2019;
(6)	Represents 300,000 options exercisable at $0.17 and which expire on January 31, 2023; 200,000 options exercisable at $0.19 and which expire on September 11, 2022:
(7)	Represents 500,000 options exercisable at $0.17 and which expire on January 31, 2023; 200,000 options exercisable at $0.19 and which expire on September 11, 2022; 300,000 options exercisable at $0.24 and which expire on February 6, 2022; 75,000 options at $0.18 and which expire on November 20, 2020;
(8)	Represents 150,000 options exercisable at $0.17 and which expire on January 31, 2023; 100,000 options exercisable at $0.19 and which expire on February 6, 2022.

Stock Option Plan

The Company adopted its stock option plan (the "Option Plan") on June 27, 2017 for certain directors, employees and consultants (collectively, the "Eligible Persons") of the Company or any of its affiliates. The Option Plan provides that Options may be granted to Eligible Persons on terms determined within the limitations set out in the Option Plan. The Company has implemented a fixed plan whereby it has reserved 10,152,976 shares for issuance under the Plan. As of the date of this Annual Report, there were 7,868,334 issued and outstanding Options, representing 77.50 % of the total amount issuable under the Option Plan. Under the terms of the Option Plan, the maximum number of common shares that may be reserved for issuance to insiders of the Company as a group within any 12-month period shall not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis (unless otherwise approved by the disinterested shareholders of the Company). In addition, the aggregate number of common shares issuable to insiders under the plan and any other security based compensation arrangement of the Company shall not exceed 10% of the issued and outstanding common shares of the Company. The exercise price for an Option (as such term is defined in the Option Plan) granted under the Option Plan may not be less than the Market Price (as such term is defined in the Option Plan) of the Company's common shares on the date of the grant. Options granted under the Option Plan are subject to vesting requirements. One third of the Options granted vest within six months of the grant date, one third of the Options granted vest within 12 months of the grant date and the final one third of the Options granted vest within 18 months of the grant date. Options granted under the plan may include stock appreciation rights ("SARs"). A SAR granted under the Option Plan shall entitle the Eligible Person to elect to surrender to the Company an unexercised Option, or any portion thereof, and to receive from the Company in exchange for that number of shares having an aggregate value equal to the excess of the market value of one share over the purchase price of one share specified in such Option, multiplied by the number of shares called for by the Option, or portion thereof, which is so surrendered. To date, no SARs have been issued under the Option Plan.

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

As of April 30, 2018, the Company believes that 4,634,520 (approximately 9.13%) of the Company's 50,764,881 issued and outstanding common shares were held by 48 registered shareholders with addresses in the United States and (approximately 80.36%) of the outstanding commons shares were held by 40 registered shareholders with addresses in Canada.

As far as known to the Company, and except as disclosed herein, the Company is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government. The following table sets forth, as of April 30, 2018, information with respect to (i) any person who is known to the Company to be the owner of more than 5% of any class of the Company's outstanding voting securities and (ii) the total amount of any class of the Company's voting securities owned by the officers and directors as a group.

Title of Class	Identity of Holder	Amount Owned	Percent of Class
Common shares	Ken Z. Cai	4,873,236	9.61	%(1)
Common shares	IDG – Accel China Growth Fund I LP	4,662,000	9.19%
Common shares	IDG – Accel China Growth Fund II LP	378,000	0.75%

(1)	3,634,052 common shares are held by Pacific Canada Resources Inc., a private company, over which Dr. Cai exercises control or direction.

The voting rights of our major shareholders do not differ from the voting rights of holders of our Company's common shares.

To the extent known to the Company, as at April 30, 2018, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s).

B.	Related Party Transactions

The Company had the following transactions with the related parties for the year ended December 31, 2017.

Trust agreement with Minco Gold

During 2015, Minco Silver entered into a trust agreement with Minco Gold to hold certain receivables and mineral interest in China on behalf of Minco Gold. This trust agreement was terminated on June 30, 2017 when Minco Silver remitted the proceeds from the disposition of all of the remaining Minco Gold assets to Minco Gold that had been held in trust.

Investments

As at December 31, 2017, the Company's investments at fair value included an investment of US$400,000 in EI Olivar. A director of the Company is also a director and officer of EI Olivar.

Shared office expenses

Minco Silver, Minco Base Metals Corporation ("MBM"), companies with which the Company's CEO has significant influence over, and Minco Gold share offices and certain administrative expenses in Vancouver.

Due from related parties

As at December 31, 2017, the Company had the following amounts due from related parties:

-	$27,523 due from Minco Silver (December 31, 2016 – 205,145), in relation to share office expenses.

-	$11,422 due from MBM (December 31, 2016 - $18,527), in relation to shared office expenses

The amounts due to and due from related parties are unsecured, non-interest bearing and payable on demand.

Key management compensation

Key management includes the Company's directors and senior management. For the years ended December 31, 2017, 2016 and 2015, compensation charged by key management is as follows:

	2017	2016	2015
	$	$	$
Cash remuneration	347,686	313,016	333,729
Share-based compensation	269,737	80,702	67,405
Total	617,423	393,717	401,134

The above transactions were conducted in the normal course of business.

C.	INTEREST OF EXPERTS and COUNSEL

Not Applicable.

Item 8.             Financial Information

Consolidated Statements and Other Financial Information

The following financial statements of the Company are attached to this Annual Report:

•	Audited consolidated financial statements for the Company as at December 31, 2017 and 2016 and for the year ended December 31, 2017, with comparative figures for the years ended December 31, 2016 and 2015.

•	Audited consolidated financial statements of Minco Silver Corporation as at December 31, 2017 and 2016 and for the year ended December 31, 2017, with comparative figures for the years ended December 31, 2016 and 2015.

Dividend Policy

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

Legal Proceedings

There are no outstanding legal proceedings that may have significant effect on the Company's financial statements to report on.

Significant Changes

There have been no significant changes since the date of the annual financial statements included in this document.

Item 9.             The Offer and Listing

A.	Offer and Listing Details

Since February 24, 1998, the Company's common shares were listed on the TSX. The Company began trading on the NYSE MKT on November 22, 2005. The Company began trading on the Frankfurt Stock Exchange on May 9, 2007 under the trading symbol "MI5". On April 28, 2017, the Company's shares were delisted from the TSX and began trading on the TSXV on May 1, 2017 under the symbol "MMM". On January 27, 2017, the Company voluntarily delisted its common shares from the NYSE MKT and began trading on the OTCQX on January 31, 2017 under the symbol "MGHCF".

The following tables set forth the reported high and low prices of the Company's common shares for the five most recent fiscal years (Table A), each quarterly period for the past two fiscal years (Table B) and each month for the past six months (Table C on the TSX and the NYSE MKT).

Table A

High and low market price for the five most recent fiscal years.

YEAR ENDED DECEMBER 31,	TSX/TSXV (cdn$) High	TSX/TSXV (cdn$) Low	NYSE MKT (US$) High	NYSE MKT (US$) Low	otcqx (US$) HigH	otcqx (US$) Low
2017	0.30	0.14	-	-	0.23	0.11
2016	0.50	0.15	0.40	0.12	-	-
2015	0.39	0.14	0.32	0.12	-	-
2014	0.68	0.18	0.62	0.16	-	-
2013	0.50	0.14	0.52	0.12	-	-

Table B

High and low market prices for each quarterly period for the past two fiscal years ended December 31, 2017 and 2016.

Quarter Ended	TSX/TSXV (cdn$) High	TSX/TSXV (cdn$) Low	NYSE MKT (US$) High	NYSE MKT (US$) Low	otcqx (US$) HigH	otcqx (US$) Low
December 31, 2017	0.18	0.14	-	-	0.14	0.12
September 30, 2017	0.22	0.15	-	-	0.17	0.12
June 30, 2017	0.22	0.18	-	-	0.16	0.11
March 31, 2017	0.30	0.18	-	-	0.23	0.13
December 31, 2016	0.34	0.23	0.26	0.17	-	-
September 30, 2016	0.50	0.33	0.38	0.25	-	-
June 30, 2016	0.42	0.33	0.33	0.25	-	-
March 31, 2016	0.46	0.15	0.40	0.12	-	-

Table C

High and low prices for each month for the past six months.

MONTH/year	TSXV (cdn$) High	TSXV (cdn$) Low	otcqx (US$) HigH	otcqx (US$) Low
March 2018	0.17	0.15	0.13	0.11
February 2018	0.18	0.16	0.14	0.12
January 2018	0.19	0.17	0.14	0.13
December 2017	0.18	0.17	0.14	0.13
November 2017	0.18	0.16	0.14	0.12
October 2017	0.18	0.14	0.15	0.12

B.	Plan of Distribution

Not applicable.

C.	Markets

Please refer to item 9.A's description of the markets on which Minco Gold stock trades.

Item 10.             Additional Information

A.	SHARE CAPITAL

Not Applicable.

B.	Memorandum and Articles of Association

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

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed or any provisions that would prevent a change of control of the Company.

Our Articles are not significantly different from the requirements of the Business Corporations Act (British Columbia), and the conditions imposed by our Articles governing changes in capital are not more stringent than what is required by the Business Corporations Act (British Columbia).

C.	Material Contracts

The Company did not enter into any material contracts not in the ordinary course of business during the two most recent financial years.

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

Dividends and Other Distributions on the Common Shares

Subject to the passive foreign investment company rules discussed below under "Passive Foreign Investment Company", the gross amount of all our distributions to a US Holder with respect to the common shares (including any Canadian taxes withheld there from) will be included in the US Holder's gross income as foreign source ordinary dividend income on the date of receipt by the US Holder, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a US Holder's tax basis in its common shares, and to the extent the amount of the distribution exceeds the US Holder's tax basis, the excess will be taxed as capital gain. We do not currently, and we do not intend to, calculate our earnings and profits, if any, under US federal income tax principles. Therefore, a US Holder should expect that a distribution, if any, will be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other US corporations.

With respect to non-corporate US Holders for taxable years beginning before January 1, 2012, dividends may constitute "qualified dividend income" that is taxed at the lower applicable capital gains rate, provided that (1) the common shares of the Company are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) the US Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. US Treasury guidance indicates that our common shares, which are listed on NYSE MKT Equities, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will be considered readily tradable on an established securities market in later years. US Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares. There can be no assurance that the Company's dividends will be considered qualifying dividend income because there can be no assurance of the Company's PFIC (as defined below) status in either the year of the distribution or the year preceding the distribution.

Subject to certain limitations, Canadian taxes withheld from a distribution to a US Holder will be eligible for credit against such US Holder's US federal income tax liability. If a refund of the tax withheld is available to the US Holder under the laws of Canada or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against the US Holder's US federal income tax liability (and will not be eligible for the deduction against the US Holder's US federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to common shares generally will constitute "passive category income" but could, in the case of certain US Holders, constitute "general category income". The rules relating to the determination of the US foreign tax credit are complex, and US Holders should consult their tax advisors to determine whether and to what extent a credit would be available. A US Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year may instead claim an itemized deduction for all foreign taxes paid in that taxable year.

If the Company pays distributions on its common shares in Canadian dollars, the US dollar value of such distributions should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distributions, regardless of whether the Canadian dollars are converted into US dollars at that time. If Canadian dollars are converted into US dollars on the date of actual or constructive receipt of such distributions, a US Holder's tax basis in such Canadian dollars will be equal to their US dollar value on that date and, as a result, the US Holder generally will not be required to recognize any foreign currency exchange gain or loss. Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as US source ordinary income or loss for purposes of the U.S. foreign tax credit limitation discussed above.

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

If we are a PFIC for any taxable year during which a US Holder holds our common shares, such US Holder will be subject to special tax rules with respect to any "excess distribution" that it receives and any gain it realizes from a sale or other disposition (including a pledge) of the common shares, unless the US Holder makes a "mark-to-market" election as discussed below. Distributions received by a US Holder in a taxable year that are greater than 125% of the average annual distributions such US Holder received during the shorter of the three preceding taxable years or its holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

▪	the excess distribution or gain will be allocated ratably over the US Holder's holding period for the common shares,
▪	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and
▪	the amount allocated to each other year will be subject to the highest tax rate for the US Holder in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses for such years and gains (but not losses) realized on the sale of our common shares cannot be treated as capital, even if the US Holder holds the common shares as capital assets.

Alternatively, a US Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election with respect to shares of a PFIC to elect out of the tax treatment discussed above. If a US Holder makes a valid mark-to-market election for our common shares, the US Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over its adjusted basis in such common shares. The US Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in the US Holder's income for prior taxable years. Amounts included in a US Holder's income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A US Holder's basis in the common shares will be adjusted to reflect any such income or loss amounts. If a US Holder makes such an election, the tax rules that ordinarily apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for "qualified dividend income" discussed above under "Dividends and Other Distributions on the Common Shares" would not apply.

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

If a non-US corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a "qualified electing fund" election to include its share of the corporation's ordinary earnings and net capital gain income on a current basis. However, a US Holder can make a qualified electing fund election with respect to its common shares of the Company only if we furnish the US Holder annually with certain tax information. We intend to prepare or provide such information.

A US Holder that holds our common shares in any year in which we are a PFIC will be required to file Internal Revenue Service ("IRS") Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

US HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE US FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

The Company files annual reports and furnishes other information with the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F St. NE, Washington, D.C. 20549 or by accessing the SEC's website (www.sec.gov). The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com). Copies of the Company's material contracts are kept in the Company's administrative headquarters at Suite 2772, 1055 West Georgia Street, Vancouver, BC, V6E 3P3. Documents relating to Minco Silver referred to herein can be found under its profile on SEDAR.

I.	Subsidiary Information

Not applicable – the Company does not have any subsidiaries as at December 31, 2017 and as at the date of this report.

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

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

•	Cash and cash equivalents– To manage credit and liquidity risk the Company places its cash with major financial institutions in two major financial institutions in Canada (subject to deposit insurance up to $100,000).

•	Short-term investment – The Company places its short-term investment with a high creditworthy financial institution.

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

A 10% increase/decrease in the value of all public equity and private market investments would result in an approximate increase/decrease in the value of public and private market exposure and unrealized gain/loss in the amount of approximately $1.36 million as at December 31, 2017.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are cash and cash equivalents and short-term investments.

The Company holds short-term investments such as guaranteed investment certificates at fixed interest rates. As a result, the Company is not exposed to significant interest rate risk

Foreign exchange risk

The Company's functional currency is the Canadian dollar in Canada. The foreign currency risk is related to the Company's cash and cash equivalent, marketable securities and investments that may be denominated in US dollar.

As at December 31, 2017, the Company had cash of $3.6 million and investment at fair value of $0.48 million that were denominated in US dollar. A 10% change in the foreign exchange rate (US$ to C$) will affect the Company's net loss by approximately $0.41 million. The Company does not have currency hedge for its foreign exchange exposure.

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

As of the end of the period covered by this report, the fiscal year ended December 31, 2017, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period December 31, 2017 covered by this Annual Report on Form 20-F. Management concluded that the disclosure controls and procedures were effective, as at December 31, 2017.

(b)	Management's annual report on internal controls over financial reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (ICFR). Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management evaluated the effectiveness of internal control over financial reporting based on the control framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has evaluated the effectiveness of design and operation of the Company's internal controls over financial reporting as at December 31, 2017, and based on this evaluation, management has concluded that the Company's internal controls over financial reporting are effective as at December 31, 2017.

(c)	Attestation report of the independent registered public accounting firm

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding the effectiveness of the Company's internal controls over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to current rules of the SEC that exempt non-accelerated filers from the requirement to include registered public accounting firm attestation on the effectiveness of internal control over financial reporting, thus permitting the Company to provide only management's report on internal control over financial reporting in this Annual Report.

(d)	Changes in internal controls over financial reporting

There was no changes in internal control over financial reporting during the year ended December 31, 2017 that have materially affected or are reasonably likely to materially affect our ICFR.

Item 16A             Audit Committee Financial Expert

The Company's Board has determined that the Company has at least one Audit Committee financial expert serving on its Audit Committee and that the individual is "independent", as such term is used in Section 303A.02 of the NYSE Listed Company Manual. Mr. Malcolm F. Clay, Chairman of the Audit Committee serves as the Audit Committee's financial expert. He is a Chartered Accountant with over 30 years' experience in both public and private companies.

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

Item 16C             Principal Accountant Fees and Services

During the past two fiscal years, the Company has paid the following fees to its principal accountants, PricewaterhouseCoopers LLP.

	2017	2016
	$	$
Audit fees (1)	35,000	75,000
Audit-related fees (2)	8,000	14,000
Tax fees (3)	-	-
All other fees (4)	-	4,000
Total	43,000	93,000

Notes:

(1)	The aggregate fees billed for audit services.
(2)	The aggregate fees billed for consultation, assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.
(3)	The aggregate fees billed for tax compliance, corporate income tax returns, tax advice, tax compliance, and tax planning services.
(4)	The aggregate fees billed for professional services other than those listed in the other columns items.

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

Item 16E             PurchaseS of Equity SecuritIES by the Issuer and Affiliate PurchaserS

None.

Item 16F             Change in Registrant's certifying accountant

Not Applicable.

Item 16G             Corporate Governance

Not Applicable.

Item 16H             Mine Safety

Not Applicable.

PART III

Item 17.             Financial Statements

Please see Item 18.

Item 18.             Financial Statements

Attached hereto.

Financial Statements

Document	Page

Audited consolidated Financial Statements of the Company (Issuer) as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, including the Report of Independent Registered Public Accounting Firm	49 - 76

Audited consolidated Financial Statements of Minco Silver as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, including the Report of Independent Registered Public Accounting Firm	77 - 105

Item 19.             Exhibits

Exhibit Number	Date	Description
1.1*	20F – April 20, 2012	Articles of Incorporation of Minco Gold Corporation
1.2*	20F – April 20, 2012	Notice of Articles of Minco Gold Corporation
4.12*	20F – June 27, 2017	Minco Gold Corporation Stock Option Plan
12.1	20F – April 30, 2018	Certification of the Chief Executive Officer Pursuant to Rule 13(a)-14(a) or ISD -14(a) under the Exchange Act
12.2	20F – April 30, 2018	Certification of the Chief Financial Officer Pursuant to Rule 13(a)-14(a) or ISD -14(a) under the Exchange Act
13.1	20F – April 30, 2018	Certification of the Chief Executive Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	20F – April 30, 2018	Certification of the Chief Financial Officer Pursuant to 18 USC, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	20F – April 27, 2018	Glossary of Geological Terms
101.INS**		XBRL Instance Document
101.SCH **		XBRL Taxonomy Extension Schema Document
101.CAL**		XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF **		XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**		XBRL Taxonomy Extension Label Linkbase Document
101.PRE **		XBRL Taxonomy Extension Presentation Linkbase Document

* Incorporated by reference from our Form 20-Fs filed in prior years.

** XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

Minco Gold Corporation

Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

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

The Audit Committee of the Board of Directors is composed of three Directors which meets quarterly and annually with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, who were appointed by the shareholders. The report of our independent registered public accounting firm outlines the scope of their examination and their opinion on the consolidated financial statements.

Dr. Ken Cai	Larry Tsang, CPA, CA
Chief Executive Officer	Chief Financial Officer

Vancouver, Canada

April 16, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Minco Gold Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Minco Gold Corporation (the Company) as of December 31, 2017 and December 31, 2016, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, British Columbia, Canada

April 16, 2018

We have served as the Company's auditor since 2009.

51

Minco Gold Corporation

Consolidated Statements of Financial Position

(in Canadian dollars)

	December 31,	December 31,
	2017	2016
	$	$
Assets
Current assets
Cash and cash equivalents (note 5)	3,642,328	4,575,119
Short-term investment, (note 6)	271,455	3,352,062
Investments at fair value (note 7)	13,614,050	12,307,860
Receivables	25,713	169,380
Due from related parties (note 13)	38,945	223,672
Prepaid expenses and deposits	120,921	72,035
	17,713,412	20,700,128
Non-current assets
Long-term deposit	26,295	51,277
Property, plant and equipment	5,197	7,066
	17,744,904	20,758,471
Liabilities
Current liabilities
Accounts payable and accrued liabilities	186,635	211,427
	186,635	211,427
Equity
Equity attributable to owners of the parent
Share capital (note 10 (a))	41,976,886	41,976,886
Contributed surplus	9,630,905	9,322,102
Deficits	(34,049,522)	(30,751,944)
	17,558,269	20,547,044
Total liabilities and equity	17,744,904	20,758,471

Commitments (note 12)

Subsequent events (note 16)

Approved by the Board of Directors

(signed) Malcolm Clay Director	(signed) Robert Callander Director

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation

Consolidated Statements of Income (Loss)

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars, except per share data)

	2017	2016	2015
	$	$	$
Realized gain from investments (note 7)	46,991	-	-
Net unrealized losses from investments (note 7)	(1,860,185)	(990,000)	-
	(1,813,194)	(990,000)	-
Operating expenses
Accounting and audit	88,646	99,959	152,777
Amortization	2,951	3,362	34,781
Consulting	76,767	61,537	78,267
Directors' fees	64,500	59,138	73,124
Exploration costs	-	217,110	793,081
Gain on legal settlement (note 9)	-	(530,789)	(51,745)
Gain on sale of exploration permit (note 1,13)	-	(159,502)	-
Investor relations	11,129	12,048	37,051
Legal and regulatory	117,697	183,497	144,844
Office and administration	160,003	236,626	384,804
Property and Investment evaluation	126,791	179,453	81,407
Salaries and benefits	263,042	116,227	388,887
Share-based compensation (note 10(b))	308,803	100,693	80,248
Travel and transportation	20,611	15,747	75,791
Total operating expenses	1,240,940	595,106	2,273,317
Operating loss	(3,054,134)	(1,585,106)	(2,273,317)
Foreign exchange gain (loss)	(282,834)	(153,066)	209,493
Gain on sale of Minco Resources (note 1)	-	-	15,060,170
Gain on becoming an investment entity (note 8)	-	9,399,970	-
Share of gain (loss) from an associate (note 8)	-	(408,225)	1,259,391
Dilution loss (note 8)	-	(98,899)	-
Other income	9,563	-	-
Interest income	29,827	62,394	64,819
Net income (loss) for the year	(3,297,578)	7,217,068	14,320,556
Net income (loss) attributable to:
Shareholders of the Company	(3,297,578)	7,217,068	14,361,342
Non-controlling interest	-	-	(40,786)
	(3,297,578)	7,217,068	14,320,556
Net Income (loss) per share:
basic	(0.06)	0.14	0.28
diluted	(0.06)	0.14	0.28
Weighted average number of common shares outstanding:
basic	50,733,381	50,687,496	50,566,749
diluted	50,733,381	52,510,830	50,566,749

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2017, 2016 and 2015

(in Canadian dollars)

	2017	2016	2015
	$	$	$
Net income (loss) for the year	(3,297,578)	7,217,068	14,320,556
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
-Reclassification of currency translation adjustments upon disposition of Minco Resources (note 1)	-	-	(479,324)
-Reclassification of other comprehensive income of an associate (note 8) on becoming investment entity	-	(1,418,523)	-
-Share of other comprehensive income (loss) of an associate (note 8)	-	(1,345,417)	1,958,940
-Exchange differences on translation from functional to presentation currency	-	-	101,238

Total comprehensive income (loss) for the year	(3,297,578)	4,453,128	15,901,410

Comprehensive income (loss) attributable to:
Shareholders of the Company	(3,297,578)	4,453,128	15,904,973
Non-controlling interest	-	-	(3,563)

	(3,297,578)	4,453,128	15,901,410

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2016 and 2015

(in Canadian dollars)

	Attributable to equity owner of the Company
	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficits	Subtotal	Non-controlling interest	Total equity
		$	$	$	$	$	$	$
Balance - January 1, 2015	50,514,881	41,882,757	9,179,213	1,183,086	(52,330,354)	(85,298)	4,988,512	4,903,214

Net income (loss) for the year	-	-	-	-	14,361,342	14,361,342	(40,786)	14,320,556
Other comprehensive income	-	-	-	1,580,854	-	1,580,854	37,223	1,618,077
Elimination of non-controlling interest related to sale of Minco Resources	-	-	-	-	-	-	(4,984,949)	(4,984,949)
Proceeds on issuance of shares from exercise of options	66,500	29,066	(11,776)	-	-	17,290	-	17,290
Share-based compensation	-	-	80,248	-	-	80,248	-	80,248
Balance - December 31, 2015	50,581,381	41,911,823	9,247,685	2,763,940	(37,969,012)	15,954,436	-	15,954,436

Balance - January 1, 2016	50,581,381	41,911,823	9,247,685	2,763,940	(37,969,012)	15,954,436	-	15,954,436

Net income for the year	-	-	-		7,217,068	7,217,068	-	7,217,068
Other comprehensive loss (note 8)	-	-	-	(1,345,417)	-	(1,345,417)	-	(1,345,417)
Reclassification of other comprehensive income of an associate upon changes to an investment entity	-	-	-	(1,418,523)	-	(1,418,523)	-	(1,418,523)
Proceeds on issuance of shares from exercise of options	152,000	65,063	(26,276)	-	-	38,787	-	38,787
Share-based compensation	-	-	100,693	-	-	100,693	-	100,693
Balance - December 31, 2016	50,733,381	41,976,886	9,322,102	-	(30,751,944)	20,547,044	-	20,547,044

Balance - January 1, 2017	50,733,381	41,976,886	9,322,102	-	(30,751,944)	20,547,044	-	20,547,044

Net loss for the year	-	-	-	-	(3,297,578)	(3,297,578)	-	(3,297,578)
Share-based compensation	-	-	308,803	-	-	308,803	-	308,803
Balance – December 31, 2017	50,733,381	41,976,886	9,630,905	-	(34,049,522)	17,558,269	-	17,558,269

The accompanying notes are an integral parts of these consolidated financial statements

Minco Gold Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars)

	2017	2016	2015
	$	$	$
Cash flow provided by (used in)
Operating activities
Net income (loss) for the year	(3,297,578)	7,217,068	14,320,556
Items not affecting cash and cash equivalent:
Amortization	2,951	3,362	34,363
Share of loss (gain) from an associate (note 8)	-	408,225	(1,259,391)
Dilution loss	-	98,899	-
Realized gains from investments	(46,991)	-	-
Foreign exchange loss (gain)	282,834	148,484	(227,257)
Gain on sale of Minco Resources		-	(15,111,348)
Gain from legal settlement	-	(530,789)	(51,745)
Gain on sale of exploration permits	-	(159,502)	-
Net unrealized losses from investments (note 7)	1,860,185	990,000	-
Gain on becoming an investment entity	-	(9,399,970)	-
Share-based compensation	308,803	100,693	80,248
Purchase of short-term investments (note 6)	(1,049,468)	(3,332,062)
Redemption of short-term investments (note 6)	4,130,075	3,498,341
Purchase of investments (Note 7)	(3,250,608)	(537,860)	-
Disposition of investments	131,224	-	-
Changes in items of working capital:
Receivables	143,667	(158,258)	10,454
Due from related parties	184,727	321,064	501,491
Prepaid expenses and deposits	(23,904)	90,935	(140,315)
Accounts payable and accrued liabilities	(24,791)	(178,098)	91,603
Net cash used in operating activities	(648,874)	(1,419,468)	(1,751,341)
Investing activities
Net cash outflow from sale of Minco Resources and its subsidiaries	-	-	(1,354,041)
Proceeds from legal settlement	-	-	94,472
Proceeds (purchase) from sale of property, plant and equipment	(1,082)	-	13,693
Purchase of short-term investments (note 6)	-	(20,000)
Redemption of short-term investments	-	550,000	6,068,564
Net cash generated from (used in) investing activities	(1,082)	530,000	4,822,688
Financing activities
Proceeds from stock option exercises	-	38,787	17,290
Net cash generated from financing activities	-	38,787	17,290
Effect of exchange rate changes on cash and cash equivalents	(282,834)	(167,869)	387,994
(Decrease) increase in cash and cash equivalents	(932,790)	(1,018,550)	3,476,631
Cash and cash equivalents- Beginning of year	4,575,119	5,593,669	2,117,038
Cash and cash equivalents - End of year	3,642,329	4,575,119	5,593,669

The accompanying notes are an integral part of these consolidated financial statements.

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars)

1.	General information

Minco Gold Corporation (“Minco Gold” or the “Company”) was incorporated in 1982 under the laws of British Columbia, Canada as Cap Rock Energy Ltd. The Company changed its name to Minco Gold in 2007. The registered office of the Company is 2772 – 1055 West Georgia Street, British Columbia, Canada. The Company’s common shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “MMM”. The Company’s common shares were traded on the NYSE MKT under the symbol “MGH” until January 31, 2017, and commenced trading on the OTC Market in the USA (“OTCQX”) under the symbol MGHCF since January 31, 2017.

Business operations

Minco Gold is an investment Company whose objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities.

The Company was previously an exploration stage enterprise engaged in exploration and evaluation of gold-dominant mineral properties and projects. On November 11, 2016, the Company submitted an application to the Toronto Stock Exchange (“TSX”) for delisting from the TSX and listing on the TSX-V as an investment issuer. At the same time, the Company also has changed its business from an exploration company into an investment issuer engaged in investing in privately and publicly traded companies. The Company received approval from TSX-V and the Company’s common shares commenced to trade on the TSX-V under the symbol MMM on May 1, 2017.

The Company commenced operations as an investment entity under IFRS 10 Consolidated financial statements as of November 11, 2016. As such, the Company commenced accounting for its investment in Minco Silver Corporation (“Minco Silver”) and other subsequent investments at fair value through profit or loss (“FVTPL”) starting November 11, 2016 in accordance with IAS 39 Financial Instruments: recognition and measurement (“IAS 39”).

Significant transaction with Minco Silver in 2015

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

For the years ended December 31, 2017, 2016, and 2015

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

Three assets previously held in Minco Resources have been retained by the Company (the “Retained Assets”) including the contingent receivable from a legal settlement with 208 Team (note 9), the Gold Bull Mountain exploration permits and Longnan exploration permits. These retained assets were disposed of during 2016 (Note 13).

The majority of the consideration was received in the form of a short-term investment of $ $10,116,905, and net cash out flow of $1,354,041 as a result of the transaction mainly represented cash balances within the entities sold.

2.	Basis of presentation

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company has determined that it meets the definition of an investment entity under IFRS 10.

Certain prior year financial information has been reclassified to conform to the presentation in the current year.

These financial statements were approved by the board of directors for issue on April 16, 2018.

3.	Summary of significant accounting policies

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except for investments carried at FVTPL.

Consolidation

During and as at the year ended December 31, 2017 and 2016, the Company did not have subsidiaries.

The consolidated financial statements for the year ended December 31, 2015 include the accounts of Minco Gold, and through to July 31, 2015, as described in Note 1, its Chinese subsidiaries Minco China, Yuanling Minco, Tibet Minco and Huaihua Tiancheng Mining Huaihua Tiancheng; its wholly owned Hong Kong subsidiary Minco Resources and its 51% interest in Mingzhong those were formerly owned up to July 31, 2015.

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

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

Short term investment

Short term investment consists of term deposits with maturity dates more than 90 days.

Investment in associates

Associates are entities over which the Company has significant influence, but not control. Significant influence is generally presumed to exist where the Company has between 20 percent and 50 percent of the voting rights, but can also arise where the Company holds less than 20 percent of the voting rights, but it has power to be actively involved and influential in policy decisions affecting the entity. Prior to commencing operations as an investment entity, the Company accounted for its investment in associates using the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s shares of profit or loss of the associate. The Company’s share of income or loss of associates is recognized in the consolidated statement of income (loss) prior to the date that it became an investment entity.

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

As an investment entity, the Company accounts for its investment in associates at FVTPL in accordance with IAS 39 (Note 1).

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

Foreign currency translation

(i) Functional and presentation currency

Prior to disposal of its subsidiaries in 2015, the financial statements of each entity in the group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

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

For the years ended December 31, 2017, 2016, and 2015

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

At initial recognition, the Company classifies its financial instruments in the following categories:

(i) Financial assets and liabilities at FVTPL: Financial instruments in this category are recognized initially and subsequently at fair value. The Company recognizes purchases and sales of financial assets on settlement day, when transactions are closed. Transaction costs related to financial assets classified or designated as at FVTPL are expensed as incurred. A financial asset is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the Company has transferred substantially the risks and rewards of ownership of the asset.

Net realized gains (losses) arising on the disposition of investments and gains and losses arising from changes in fair value are presented in the statement of income within other gains and losses in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as non-current. The Company classifies its investment in Minco Silver and other publicly traded and privately held companies as FVTPL, including warrants. Fair value of warrants was estimated using Black-Scholes option pricing model.

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

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

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

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars)

3.	Summary of significant accounting policies (continued)

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Earnings (loss) per share

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

Accounting standards and amendments issued but not yet effective

IFRS 9, Financial Instruments, addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments: Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities are largely carried forward from the existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. The effective date is for annual periods beginning on or after January 1, 2018. We are in the process of assessing the impact of the new standard on the classification of investments, but do not expect a significant impact from the adoption of IFRS 9.

IFRS 16, Leases, replaces the previous leases standard IAS 17, Leases and Related Interpretations, and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (lessee) and the supplier (lessor). IFRS 16 is effective January 1, 2019. The adoption of IFRS 16 may increase the leased assets and liabilities of the Company recorded in the statement of financial position.

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

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

Determination of investment entity status

When the Company submitted its application to the TSX-V for a change of business Management on November 11, 2016, management considered all the available facts and concluded that the Company met all of three criteria set forth in IFRS 10.27 to become an investment entity as defined in IFRS 10 (Note 1):

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

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars)

4.	Critical accounting estimates and judgments (continued)

The fair values of financial instruments with quoted bid and ask prices are based on the price within the bid-ask spread that are most representative of fair value and may include closing prices in exchange markets. The fair value of the other financial instruments is determined using the valuation techniques described in Note 14.

5.	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and guaranteed investment certificates with initial maturities of ninety days or less. The Company did not hold any cash equivalents as at December 31, 2017 or 2016.

6.	Short-term investment

As at December 31, 2017, short-term investments consist of $271,455 cashable guaranteed investment certificates, with maturity on August 29, 2018. The yield on this investment is 1.05% per annum.

As at December 31, 2016, short-term investments consist of $3,352,062 cashable guaranteed investment certificates, with maturity on December 29, 2017. The yield on this investment was 0.825% per annum.

7.	Investments at FVTPL

The Company has the following investments as at December 31, 2017:

Holdings	Number of Shares/Units Held	Number of Warrants Held	Market Value $
Public companies (resources entities):
Minco Silver Corp.	11,000,000		9,350,000
Hudson Resources Inc.	2,142,857		910,714
Hudson Resources Inc.		1,071,428	245,000
RoxGold Inc.	398,800		555,520
Continental Gold Inc.	130,025		439,485
Equinox Gold Corp.	224,600		251,552
Guyana Goldfields Inc.	40,000		203,200
Neo Performance Materials Inc.	11,000		196,900
ETFS Physical Palladium	1,125		143,415
Almaden Minerals Ltd.	100,000		128,158
All other public entities (non-resources)			687,968
Private company:
El Olivar Imperial	400,000		502,138
			13,614,050

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars)

7.	Investments at FVTPL (continued)

The Continuity of the Company’s investments is as follows:

	December 31, 2016	Additions	Dispositions	Unrealized gains (losses)	December 31, 2017
	$	$	$	$	$
Investment in public entities:
-Shares and partnership units (i) (ii)	11,770,000	3,100,608	(84,233)	(1,919,463)	12,866,912
-Share purchase warrants (iii)	-	150,000	-	95,000	245,000
Investment in a EI Olivar Imperial
-Shares and warrants (iii)	537,860	-	-	(35,722)	502,138
Total	12,307,860	3,250,608	(84,233)	(1,860,185)	13,614,050

(i) Included in the Company’s investment in public entities are 11,000,000 common shares of Minco Silver as at December 31, 2017 (representing approximately 18% ownership), and December 31, 2016 (18%), and November 11, 2016 (18%). The Company applied the equity method to account for this investment until November 11, 2016 when the Company became an investment entity (see Note 1). Commencing November 11, 2016, the Company accounted for this investment at FVTPL.

During 2017, the Company acquired common shares/share purchases warrants/partnership units that are publically traded on Canadian stock exchanges for a total net of $3,250,608. The Company disposed of common shares for net proceeds of $131,224and a realized net gain of $46,991.

(ii). The Company considers the closing share price of investments issued by public entities at each reporting date as the fair value. The Company applies the Black Scholes option pricing model to value public company’s share purchase warrants at the reporting date.

(iii). On December 22, 2016, the Company acquired 5.90% or 400,000 units (“Unit’) of El Olivar Imperial SAC (“El Olivar”), a privately held Peruvian corporation, at US$1.00 per unit through a private placement. Each Unit consists of one Class A voting preferred share and 1.5 Class A share purchase warrants (the “EI Warrant”), with each full warrant entitling the holder to purchase one additional Class A voting share at a price of US$1.00. The expiry date of the EI Warrant, initially set on July 18, 2017, was subsequently revised to the date that is twenty business days following notification in writing by EI Olivar that all permits necessary to build its mining facilities have been received . As of the date of this report, the Company had not yet received this notification.

One director of the Company is also a director, an officer, and a controlling shareholder of EI Olivar.

The cost of the investment in EI Olivar was USD$400,000, which approximated its fair value as at December 31, 2017, since EI Olivar did not have any significant changes that may cause a material change to El Olivar’s fair value after the Company’s acquisition of their shares. The carrying value has changed due to movement in the foreign exchange rate in the period.

Subsequent to the year ended December 31, 2017, the Company bought publicly traded common shares/fund units/ partnership units of twelve entities with cost of $1,076,700 and sold common shares/ fund units of four entities for proceeds of $568,000 and realized gains of $64,500.

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars)

8.	Investment in an associate

The Company is considered having significantly influence on Minco Silver through common officers and a common director. Minco Silver was incorporated in British Columbia, Canada and its Common Shares are listed on the TSX and trades under the symbol “MSV.” The Company accounted for its investment in Minco Silver using the equity method up to November 11, 2016, when the Company met the definition of an investment entity and commenced accounting for this investment at FVTPL (Note1 and 7).

Continuity of the Company’s investment in Minco Silver in 2016 for the period it was accounted for as an investment in associate is as follows:

Period from January 1 to November 11,
2016
$
Beginning of period	6,631,094
Dilution loss	(98,899)
Share of Minco Silver’s income (loss)	(408,225)
Share of Minco Silver’s other comprehensive income (loss)	(1,345,417)
Ending of period	4,778,553 (i)

(i) $4,778,553 was the carrying value of the Company’s investment in Minco Silver on November 11, 2016 when the Company ceased to apply the equity method to account for this investment (Note 7)

The following is the income statement disclosure of Minco Silver for the years ended December 31, 2016, and 2015.

Years ended December 31,	2016	2015
	$	$
Administrative expenses	2,576,760	2,805,616
Interest income	521,021	911,213
Net income (loss) for the year	(2,407,668)	6,680,947
Other comprehensive income (loss)	(9,277,783)	10,851,532
Comprehensive income (loss) for the year	(11,685,451)	17,532,479

9.	Gain on legal settlement

Upon the completion of the SPA on July 31, 2015 (note 1), the Company continued to be entitled to its interest in an outstanding receivable of RMB 5,000,000 ($1,074,134) through a trust agreement with Minco China, a current subsidiary of Minco Silver that was a result of prior-year legal settlement.

The Company engaged a Chinese law firm to recover the remaining RMB 5 million unpaid balance on a contingent fee basis whereby the Company would pay the Chinese law firm 50% of the net amount recovered, which occurred on July 27, 2016 (note 13). As a result, the Company recognized a gain of $530,789 in 2016.

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars)

10.	Share capital

a.	Common shares

Authorized: 100,000,000 common shares without par value

b.	Stock options

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

The current Stock Option Plan that was adopted and approved on June 27, 2017 provides that options may be granted to directors, employees and consultants or any of its affiliates of the Company on terms determined within the limitations set out in the Option Plan. The Company has implemented a fixed plan whereby it has reserved 10,152,976 shares for issuance under the Plan.

During the year ended December 31, 2017, the Company granted stock options to employees, consultants and directors for the purchase of 2,400,000 common shares at an exercise price ranged from $0.19 to $0.24 per common share. These options vest over an 18-month period from the issue date and will expire on five years after issuance if unexercised. A continuity of options is as follow:

	Number outstanding	Weighted average exercise price
		$
January 1, 2016	6,589,834	0.72
Exercised	(152,000)	0.26
Forfeited	(72,000)	0.47
Expired	(1,122,500)	2.17
Balance, December 31, 2016	5,243,334	0.43
Granted	2,400,000	0.23
Forfeited	(10,000)	0.26
Expired	(2,255,000)	0.57
Balance, December 31, 2017	5,378,334	0.28

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars)

10.	Share capital (continued)

The Company charged $308,803, $100,693, and $80,248 share-based compensation for 2017, 2016, and 2015 respectively. As at December 31, 2017, there was $80,708(2016 - $6,662) of unrecognized compensation cost relating to unvested stock options.

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
0.18 – 0.24	3,403,334	3.76	0.23	1,669,996	0.24
0.25 – 0.42	885,000	1.05	0.26	885,000	0.26
0.43 – 0.46	1,090,000	0.04	0.46	1,090,000	0.46
	5,378,334	2.56	0.31	3,664,996	0.34

The Company uses the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2017	2016	2015
Risk-free interest rate	0.78% - 1.74%	-	0.78% - 1.68%
Dividend yield	0%	-	0%
Volatility	97%	-	86%
Forfeiture rate	21%	-	23%
Estimated expected lives	5 years	-	5 years

Option pricing models require the use of subjective estimates and assumptions including the expected stock price volatility. The stock price volatility is calculated based on the Company’s historical volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars)

11.	Income tax

No income taxes were recorded due to sufficient loss available.

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to the loss before income taxes. These differences result from the following items:

	2017	2016	2015
	$	$	$

Net income (loss)	(3,297,578)	7,217,068	14,320,556

	26%	26%	26%

Income tax recovery at statutory rates	(857,370)	1,876,438	3,723,345
Non-taxable (deductible) expenses	80,641	26,375	19,159
Difference/change in tax rates	-	(671,958)	1,093,732
Difference in gain on disposition of Minco Resources	-	-	(6,662,076)
Reduction of tax attributes from sale of Minco Resources	-	-	6,668,881
Expiry of non-capital loss carry forward	-	-	300,755
Deferred income tax asset not recognized	791,748	(1,245,922)	(5,252,629)
Other	(15,019)	15,067	108,833

Provision for tax expenses	-	-	-

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of unrecognized deferred income tax assets and liabilities at December 31, 2017 and 2016 are as follows:

	2017	2016
	$	$

Deferred income tax assets (liabilities) not recognized
Non-capital loss	4,473,755	3,718,815
Resource expenditures	534,069	680,236
Capital assets	36,236	34,127
Investments	(832,557)	(1,043,545)
Capital loss	1,036,875	1,066,999

	5,248,378	4,456,631

No deferred income tax asset has been recognized as realization is not considered probable due to the uncertainty of future taxable income.

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars)

11.	Income tax (continued)

The Company has approximately $16,569,465 of operating losses in Canada. The expiries for Canadian non-capital loss carry forwards are as follows:

$

2026	1,442,234
2028	1,582,716
2029	1,270,045
2030	1,285,615
2031	1,933,078
2032	2,131,656
2033	1,535,838
2034	1,324,803
2035	1,201,864
2036	1,558,996
2037	1,302,620
16,569,465

12.	Commitments

The Company has commitments in respect of office leases requiring minimum payments (including a share of operating costs) of $258,045 as follows:

$

2018	53,429
2019	45,311
2020	46,487
2021 - 2023	112,818
258,045

The above lease commitment is related to a Vancouver office that is shared by Minco Silver and Minco Base Metal Corporation (note 13).

13.	Related party transactions

Investments

Refer to Note 7 for description of the Company’s relationship and transaction with its investees, El Olivar and Minco Silver.

Trust agreement with Minco China

When the Company disposed its Chinese subsidiaries on July 31, 2015 to Minco Silver, the Company ceased to have subsidiaries in China (note 1). As a result, the Company entered into a trust agreement with Minco China, a subsidiary of Minco Silver, to hold the Retained Asset in China on behalf of the Company. This trust agreement was eliminated on June 30, 2017 after the net proceeds from the disposition of the Retained Assets in 2016 have been received by the Company.

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars)

13.	Related party transactions (continued)

Shared office expenses

Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing up to July 31, 2015. Minco Silver, Minco Base Metals Corporation (“MBM”), a company with which the Company’s CEO has significant influence over, and Minco Gold shared offices and certain administrative expenses in Vancouver.

Due from related parties

As at December 31, 2017, the Company had the following amounts due from related parties:

-	$27,523 due from Minco Silver (December 31, 2016 – 205,145), in relation to share office expenses.

-	$11,422 due from MBM (December 31, 2016 - $18,527), in relation to shared office expenses

The amounts due to and due from related parties are unsecured, non-interest bearing and payable on demand.

Key management compensation

Key management includes the Company’s directors and senior management. This compensation is included in exploration costs and administrative expenses.

For the years ended December 31, 2017, 2016 and 2015, compensation to key management are as follows:

	2017	2016	2015
	$	$	$
Cash remuneration	347,686	313,016	333,729
Share-based compensation	269,737	80,702	67,405
Total	617,423	393,717	401,134

The above transactions are conducted in the normal course of business.

14.	Financial instruments and fair value

Financial assets and liabilities have been classified into categories that determine their basis of measurement and, for items measured at fair value, whether changes in fair value are recognized in the statement of income or comprehensive income. Those categories are: loans and receivables, other financial liabilities and financial assets measured at fair value through profit or loss.

The following table summarizes the carrying value of financial assets and liabilities at December 31, 2017 and 2016:

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars)

14.	Financial instruments and fair value (continued)

December 31,	2017	2016
	$	$
Fair value through profit and loss
Investments at fair value (note 7)	13,614,050	12,307,860
Loans and receivables
Cash	3,642,328	4,575,119
Short-term investment	271,455	3,352,062
Receivables	25,713	169,380
Due from related parties	38,945	223,672
Other Financial Liabilities
Accounts payable	186,635	211,424

Fair value measurement

As at December 31, 2017 and 2016, financial instruments that are not measured at fair value on the balance sheet are represented by cash, short-term investments, receivables, due from related parties, account payable and accrued liabilities, and due to related parties. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

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

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Company's financial assets measured at fair values through profit or loss are as follows:

December 31, 2017	Level 1	Level 2	Level 3
	$	$	$
Investment at fair value	12,866,912	-	747,138

Fair value of investments classified as level 3 are reconciled as follows:

	December 31, 2016	Additions	December 31, 2017	Unrealized gain (loss) recognized in profit or loss
	$	$	$	$
400,000 units of EI Olivar (Note 7)	537,860	-	502,138	(35,722)

1,071,428 share purchase warrants of Hudson Resources Inc.("HUD"), a Canadian public company	-	150,000	245,000	95,000

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars)

14.	Financial instruments and fair value (continued)

During 2017, the amount of unrealized gain associated with level 3 financial instrument that have been recognized in the profit and loss, the gain or loss recognized in other comprehensive income (loss), and the amounts transfer in and out of level 3 financial instruments were $95,000, $Nil and $Nil respectively.

The fair value of the investment in EI Olivar on December 31, 2017 was US$400,000 ($502,138) which was estimated based on latest market transaction value of this investment, which was from December 2016 (US$400,000 or $537,860), when the Company first acquired the investment.

The fair value of this investment on December 31, 2017 only changed as a result of movements in foreign exchange, as there are no significant events identified during 2017 resulting in a change in fair value of EI Olivar. The principal business of EI Olivar is to construct and operate a processing manufacturing plant of gold mining ores and tailings in Peru. A change in the strength of Peru’s currency relative to Canadian dollars, a change in the price of gold, and receipt of all the required permits for the construction and operation of the processing plant will impact the fair value of this investment. No significant change was noted in these areas in 2017.

The Company has used Black-Scholes option pricing models to value those 1,071,428 share purchase warrant of HUD with the following assumptions applied: Annual volatility of 85%; risk free rate of 1.66% per annum; exercise price of $0.25 per share; expected dividend of 0%, and expected life of 2.2 years. The share price of HUD, and the above factors will have significant impacts to the fair value of the share purchase warrants.

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

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if the counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by these counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair value contracts with individual counterparties which are recorded in the consolidated financial statements. The Company considers the following financial assets to be exposed to credit risk:

•	Cash and cash equivalents– In order to manage credit and liquidity risk the Company places its cash in two major financial institutions in Canada (subject to deposit insurance up to $100,000).

•	Short-term investment – The Company places all of its short-term investment, mainly term deposits, with a major financial institution in Canada.

Minco Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016, and 2015

(in Canadian dollars)

14.	Financial instruments and fair value (continued)

Market price risk

Price risk is the risk that the fair value of an investment measured at FVTPL will fluctuate because of changes in market prices (other than those arising from foreign currency risk or interest rate risk). The Company’s investments at fair value at public entities are subject to price risk.

The Company's private market investments are also subject to price risk as they are impacted by many general and specific market variables.

A 10% increase/decrease in the value of all public equity and private market investments would result in an approximate increase/decrease in the value of public and private market exposure and unrealized gain/loss in the amount of approximately $1.36 million.

Foreign exchange risk

The Company’s functional currency is the Canadian dollar. The foreign currency risk is related to US dollar funds and investments denominated in US dollars held in the entity. Therefore the Company’s net earnings are impacted by fluctuations in the valuation of the US dollar in relation to the Canadian dollar.

As at December 31, 2017, the Company had cash of $3.6 million and investment at fair value of $0.48 million that were denominated in US dollar. A 10% change in the currency exchange rate (US dollar to Canadian dollar) will affect the Company’s result of operations by approximately $0.41 million. The Company does not have any currency hedges for its foreign exchange exposure.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are cash and cash equivalents and short-term investments.

The Company holds short-term investments such as guaranteed investment certificates at fixed interest rates. As a result, the Company is not exposed to significant interest rate risk.

15.	Capital management

The Company’s objectives in the managing of the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide the financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, contributed surplus, accumulated and other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt and/or acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. As at December 31, 2017, the Company did not have long term liabilities for settlement.

16.	Subsequent events

On January 31, 2018, the Company granted stock options to purchase 3,580,000 common shares to employees, consultants and directors at an exercise price of $0.17 per common share. These options vest over an 18 month period from the issue date and will expire five years after issuance on January 31, 2023.

See also note 7 for the Company’s acquisition and disposition of investments after the year end.

Minco Silver Corporation

Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in Canadian dollars, unless otherwise stated)

Management's Responsibility for Financial Reporting

The consolidated financial statements are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect management’s best judgments on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position, results of operations, and cash flow of the Company within reasonable limits of materiality.

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

Vancouver, Canada

March 27, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Minco Silver Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Minco Silver Corporation and its subsidiaries, (together, the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations and net income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2017, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, British Columbia, Canada

March 27, 2018

We have served as the Company's auditor since 2009.

79

Minco Silver Corporation

Consolidated Statements of Financial Position

(Expressed in Canadian dollars, unless otherwise stated)

	December 31,	December 31,
	2017	2016
	$	$
Assets

Current assets
Cash and cash equivalents (note 5)	22,102,526	20,195,199
Short-term investments (note 6)	25,338,081	31,410,880
Receivables	612,140	541,293
Due from related parties (note 12)	-	163,167
Prepaid expenses and deposits	250,001	202,213
	48,302,748	52,512,752

Mineral interests (note 7)	61,098,589	59,141,579
Property, plant and equipment	208,662	295,612
	109,609,999	111,949,943
Liabilities

Current liabilities
Accounts payable and accrued liabilities	474,699	424,635
Due to minority shareholders of a subsidiary (note 8)	164,000	-
Due to related parties (note 12)	27,523	205,145
	666,222	629,780
Equity
Equity attributable to owners of the parent
Share capital (note 10(a))	107,538,681	107,216,932
Contributed surplus	25,498,500	22,682,099
Accumulated other comprehensive income	6,530,421	6,795,087
Deficit	(41,767,830)	(36,692,296)
	97,799,772	100,001,822
Non-controlling interest (note 8)	11,144,005	11,318,341
Total equity	108,943,777	111,320,163
Total liabilities and equity	109,609,999	111,949,943

Commitments (note 14)

Subsequent events (note 17)

Approved by the Board of Directors:

(signed) Maria Tang Director	(signed) George Lian Director

The accompanying notes are an integral part of these consolidated financial statements.

Minco Silver Corporation

Consolidated Statements of Operations and Net Income (Loss)

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

	2017	2016	2015
	$	$	$
Administrative expenses
Audit, legal and regulatory	250,154	271,656	284,789
Amortization	70,681	97,692	106,674
Consulting	84,014	105,665	161,074
Directors' fees	95,000	99,500	116,000
Field office expenses	459,904	442,022	860,980
Investor relations	12,337	65,919	16,297
Office administration expenses	258,626	345,643	237,310
Property investigation	-	-	31,331
Rent	317,322	417,590	376,544
Salaries and benefits	611,652	519,353	440,095
Share-based compensation (note 10(b))	2,245,859	143,312	146,742
Travel and transportation	50,029	68,408	27,780
Loss before finance and other income (expenses)	(4,455,578)	(2,576,760)	(2,805,616)

Finance and other income (expenses)
Foreign exchange gain (loss)	(1,365,447)	(340,446)	4,173,854
Gain on disposal of investment (note 9)	15,332	-	4,792,888
Loss on short-term investment	(46,058)	-	-
Interest income	637,478	521,021	911,213
Other income (expenses)	9,057	(11,483)	(391,392)
	(749,638)	169,092	9,486,563
Net income (loss) for the year	(5,205,216)	(2,407,668)	6,680,947

Net income (loss) attributable to:
Shareholders of the Company	(5,075,534)	(2,224,253)	6,827,186
Non-controlling interest	(129,682)	(183,415)	(146,239)
	(5,205,216)	(2,407,668)	6,680,947

Income (loss) per share – basic and diluted	(0.09)	(0.04)	0.11

Weighted average number of common shares outstanding – basic and diluted	60,621,427	59,977,212	59,631,418

The accompanying notes are an integral part of these consolidated financial statements.

Minco Silver Corporation

Consolidated Statements of Comprehensive Income (loss)

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

	2017	2016	2015
	$	$	$
Net income (loss) for the year	(5,205,216)	(2,407,668)	6,680,947

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Unrealized gain on investment, net of tax (note 9)	-	-	7,125,020
Realized gain reclassified to net loss on disposal of investment, net of tax (note 9)	-	-	(4,100,844)
Exchange differences on translation from functional to presentation currency	(309,320)	(9,277,783)	7,827,356
Other comprehensive income (loss) for the year	(309,320)	(9,277,783)	10,851,532

Comprehensive income (loss) for the year	(5,514,536)	(11,685,451)	17,532,479

Comprehensive income (loss) attributable to:
Shareholders of the Company	(5,340,200)	(10,242,887)	17,446,647
Non-controlling interest	(174,336)	(1,442,564)	85,832
	(5,514,536)	(11,685,451)	17,532,479

The accompanying notes are an integral part of these consolidated financial statements.

Minco Silver Corporation

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2017 and 2016

(Expressed in Canadian dollars, unless otherwise stated)

	Changes in Shareholders’ Equity
	Number of Shares	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Subtotal	Non-controlling interest	Total equity
		$	$	$	$	$	$	$
Balance - January 1, 2015	59,631,418	106,630,256	22,615,759	4,194,260	(41,295,229)	92,145,046	-	92,145,046
Non-controlling interest in acquisition	-	-	-	-	-	-	12,675,073	12,675,073
Net income for the year	-	-	-	-	6,827,186	6,827,186	(146,239)	6,680,947
Other comprehensive income	-	-	-	10,619,461	-	10,619,461	232,071	10,851,532
Share-based compensation	-	-	361,874	-	-	361,874	-	361,874
Balance – December 31, 2015	59,631,418	106,630,256	22,977,633	14,813,721	(34,468,043)	109,953,567	12,760,905	122,714,472

Net loss for the year	-	-	-	-	(2,224,253)	(2,224,253)	(183,415)	(2,407,668)
Other comprehensive loss	-	-	-	(8,018,634)	-	(8,018,634)	(1,259,149)	(9,277,783)
Share-based compensation	-	-	256,928	-	-	256,928	-	256,928
Issuance of shares – options exercised	614,995	586,676	(223,245)	-	-	363,431	-	363,431
Reversal of share-based compensation relating to performance share unit (note 10(b))	-	-	(329,217)	-	-	(329,217)	-	(329,217)
Balance – December 31, 2016	60,246,413	107,216,932	22,682,099	6,795,087	(36,692,296)	100,001,822	11,318,341	111,320,163

Net loss for the year	-	-	-	-	(5,075,534)	(5,075,534)	(129,682)	(5,205,216)
Other comprehensive loss	-	-	-	(264,666)	-	(264,666)	(44,654)	(309,320)
Share-based compensation	-	-	2,938,049	-	-	2,938,049	-	2,938,049
Issuance of shares – options exercised	458,335	321,749	(121,648)	-	-	200,101	-	200,101
Balance – December 31, 2017	60,704,748	107,538,681	25,498,500	6,530,421	(41,767,830)	97,799,772	11,144,005	108,943,777

The accompanying notes are an integral part of these consolidated financial statements.

Minco Silver Corporation

Consolidated Statements of Cash Flows

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

	2017	2016	2015
	$	$	$
Operating activities
Net income(loss) for the year	(5,205,216)	(2,407,668)	6,680,947
Adjustments for:
Amortization	70,681	97,692	106,674
Foreign exchange loss (gain)	1,365,447	340,446	(4,173,854)
Share-based compensation (note 10(b))	2,245,859	143,313	146,742
Gain on disposal of investment	(15,332)	-	(4,792,888)
Unrealized gain on investment	46,058	-	-
Changes in items of working capital:
Receivables	(72,369)	(66,070)	(28,020)
Prepaid expenses and deposits	(48,019)	(9,804)	115,728
Accounts payable and accrued liabilities	50,176	(125,491)	4,695
Due from/to related parties (note 12)	(16,548)	196,390	(428,425)
Net cash used in operating activities	(1,579,263)	(1,831,192)	(2,368,401)

Financing activities
Proceeds from stock option exercises	200,101	363,431	-
Proceeds from a share subscription of a 51%-owned subsidiary (note 8)	163,223	-	-
Net cash generated from financing activities	363,324	363,431	-

Investing activities
Development costs	(1,472,034)	(1,787,942)	(1,811,422)
Cash inflows as result of acquisition of subsidiaries (note 3)	-	-	1,347,693
Proceeds from disposition investments (note 9)	500,276	-	18,682,204
Acquisition of investments (note 9)	(484,947)	-	-
Proceeds from disposition of property, plant and equipment	14,827	-	7,164
Purchase of short-term investments	(14,002,812)	(7,740,766)	(16,941,170)
Redemption of short-term investments	19,061,887	5,889,960	11,288,990
Net cash generated from (used in) investing activities	3,617,201	(3,638,748)	12,573,459

Effect of exchange rates on cash and cash equivalents	(493,934)	(900,856)	4,058,962

Increase (decrease) in cash and cash equivalents	1,907,327	(6,007,365)	14,264,020
Cash and cash equivalents - Beginning of year	20,195,199	26,202,564	11,938,544
Cash and cash equivalents - End of year	22,102,526	20,195,199	26,202,564

The accompanying notes are an integral part of these consolidated financial statements.

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

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

As at December 31, 2017, Minco Gold Corporation (“Minco Gold”) owned an 18.04% (December 31, 2016 – 18.26%) equity interest in Minco Silver.

2.	Basis of preparation

These consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved by the board of directors for issue on March 27, 2018.

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

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

3.	Summary of significant accounting policies (continued)

Consolidation (continued)

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

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

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

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

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

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

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

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

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

(ii)	Performance Share Units (“PSU”)

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

If the estimated cost does not relate to an asset, it is charged to earnings in the period in which the event giving raises to the liability occurs.

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

3.	Summary of significant accounting policies (continued)

As at December 31, 2017 and 2016, the Company did not have any provision for restoration and rehabilitation.

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

Accounting standards and amendments issued but not yet applied

IFRS 9 is a comprehensive standard to replace IAS 39, Financial Instruments: Recognition and Measurement. It includes requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting. The effective date is for annual periods beginning on or after January 1, 2018. We are in the process of assessing the new standard and expect no significant impact on adoption.

IFRS 16 replaces the previous leases standard IAS 17, Leases and Related Interpretations, and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (lessee) and the supplier (lessor). This standard is effective from January 1, 2019... We are currently evaluating the impact of IFRS 16 on our financial statements.

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

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

Impairment

In accordance with the Company’s accounting policy, the Company’s mineral interest is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, commodity prices, future plans for the Company’s mineral properties and mineral resources and/or reserve estimates.

Management has assessed for impairment indicators for the Company’s mineral interests and has concluded that no indicators of impairment were identified and the Company plans to continue with its objective of developing the combined Fuwan / Changkeng project.

5.	Cash and cash equivalents

Cash and cash equivalents comprise cash and term deposits with initial maturities less than three months and are broken down as follow:

December 31,	2017	2016
	$	$
Cash	9,983,575	2,206,082
Term deposits	12,118,951	17,989,117
	22,102,526	20,195,199

As at December 31, 2017, cash and cash equivalents of $15,662,255 (or RMB 81,176,416) (December 31, 2016 - $4,995,478 (or RMB 25,796,400)) resides in China. Under Chinese law, cash advanced to the Company’s Chinese subsidiaries as registered share capital is maintained in the subsidiaries’ registered capital bank account. Remittance of these funds back to Canada requires approvals by the relevant government authorities or designated banks in China or both.

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

6.	Short-term investments

As at December 31, 2017, short-term investments consisted of the following:

	Currency	Amount ($)	Term	Interest per annum
Corporate bonds	USD	4,032,685	June 18, 2018 to November 4, 2019	3.22 % to 4.93%
Term deposit	USD	3,498,917	April 30, 2018	1.8 to 2.14%
Term deposit	RMB	15,441,479	6 to 12 months	1.6% to 2.15%
Term deposit	CAD	2,365,000	October 10, 2018	2.05%
		25,338,081

As at December 31, 2017, short-term investments of $15,441,479 (or RMB 80,032,150) (December 31, 2016 - $25,975,769 (or RMB 134,137,574)) resided in China.

As at December 31, 2016, short-term investments consisted of cashable term deposits with one year to maturity. The yields on these investments were between 1.43% and 2.15%.

Remittance of these funds back to Canada requires approvals by the relevant government authorities or designated banks in China or both

7.	Mineral interests

	2017	2016
	$	$
Fuwan Silver Project (a)	36,626,372	35,287,777
Changkeng Project (c)	24,472,217	23,853,802
Total mineral interests	61,098,589	59,141,579

(a) Fuwan Silver Project

Minco Silver has a 90% interest in Changfu Minco, the Company’s operating subsidiary in China and permit holder for the Fuwan Silver Project, subject to a 10% net profit interest held by GGB. There will be no distributions to or participation by GGB, until such time as Minco Silver’s investment in the project is recovered. GGB is not required to fund any expenditures related to the Fuwan Silver Project. The Exploration Permit for the Fuwan Silver Project is the Luoke-Jilinggang exploration permit, which expired on July 20, 2017, and is currently being renewed. This process is normal course for permit renewal. The Mining Area Permit which defines the mining limits of the Fuwan Silver Project and restricts the use of this land to mining activities expires on April 10, 2018. The Company has started the renewal process of this permit in the normal course when it is expired.

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

7.	Mineral interests (continued)

Following is a summary of the capitalized expenditures of the Fuwan Silver Project:

	2017	2016
	$	$
Opening Balance – January 1	35,287,777	37,565,101
Consulting fees	192,826	390,802
Salaries and benefits	339,150	337,137
Share-based compensation (note 10(b))	346,095	(215,602)
Mine design costs	-	8,882
Mining license application	207,033	365,316
Environment impact assessment	1,386	68,612
Travel	45,530	43,215
Others	323,599	293,320
Effect of change in the exchange rate with RMB	(117,024)	(3,569,006)
Ending Balance – December 31	36,626,372	35,287,777

(b) Fuwan Silver Belt

As at December 31, 2017, the Company had two exploration permits on the Fuwan Silver Belt: the Hecun Property and the Guyegang-Sanyatang Property. The Guyegang-Sanyatang permit expired on March 17, 2017 and has been recently extended to September 10, 2019. The Hecun permit expires on August 12, 2018.

During the year ended December 31, 2017, the Company did not conduct any regional exploration activities on the Fuwan Silver Belt, except for maintaining the exploration permits.

(c) Changkeng Gold Project

The Company holds a 51% interest in Mingzhong which owns the Changkeng Gold Project. The Changkeng Gold Project immediately adjoins the Fuwan Silver Project.

The Changkeng exploration permit expires on September 10, 2019.

Following is a summary of capitalized costs of the Changkeng Gold Project:

	2017	2016
	$	$
Opening Balance – January 1	23,853,802	26,110,954
Consulting	192,826	18,102
Salaries and benefits	163,786	131,259
Share-based compensation (note 10(b))	346,095	-
Mine design	774	48,749
Others	1,164	1,928
Effect of change in the exchange rate with RMB	(86,230)	(2,457,190)
Ending Balance – December 31	24,472,217	23,853,802

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

7.	Mineral interests (continued)

The Company intends to renew all the permits when they expire in the future.

Although the Company has taken steps to verify the title to all of the Company’s mineral properties in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered agreements or transfers.

8.	Non-controlling interest (“NCI”)

Below is a summary of the financial information of Mingzhong:

Financial positions:
December 31,	2017	2016	2015
	$	$	$
NCI percentage	49%	49%	49%
Current assets	291,755	272,119	977,783
Current liabilities	(554,576)	(109,658)	(154,860)
Net current assets (liabilities)	(262,821)	162,461	822,923
Non-current asset	23,948,038	23,368,426	26,110,954
Net assets	23,685,217	23,530,888	26,933,877
Accumulated NCI	11,144,005	11,318,341	12,760,905

Income statements:
Years ended December 31,	2017	2016	2015
	$	$	$
Net loss	264,657	374,316	268,447
Loss allocated to non-controlling interest	129,682	183,415	146,239

Summary of statements of cash flows:
Years ended December 31,	2017	2016	2015
	$	$	$
Cash inflows (outflow) from operating activities	62,130	(1,081,958)	45,695
Cash inflow from financing activities	163,223	-	-
Cash inflow (outflows) from investing activities	(166,071)	(512,078)	169,639

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

8.	Non-controlling interest (“NCI”) (continued)

During the year ended December 31, 2017, Mingzhong initiated equity financing to raise capital to finance is operations and has received the following from its shareholders:

•	$602,780 from the Company subsequent to the year ended December 31, 2017

•	$164,000 and $178,390 before and after the year ended December 31, 2017 from its minority shareholders.

The equity financing is not completed as of the date of this report.

9.	Investments

During the year ended December 31, 2017, the Company acquired a portfolio of common shares of public companies from the open market. These investments are designated as fair-value-through- profit-or-loss (FVTPL) financial assets and valued at their fair value at inception and at each subsequent reporting period. The Company realized a gain of $15,332 when the whole portfolio was disposed during the year.

During the year ended December 31, 2016, there were no transactions in connection with investments.

In 2015, the Company disposed all of its interest in Gold Road Resources Limited, a company with shares traded on the Australian securities exchange, for net proceeds of $18,682,204. As a result, a gain of $4,792,888 and a net recovery of other comprehensive loss of $3,024,176 were recorded in 2015

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

During the year ended December 31, 2016, no stock options were granted.

On February 20, 2017, the Company granted stock options for 4,000,000 common shares to its directors, officers and employees at a weighted exercise price of $1.40 per share that vest over an 18-month period from the grant date.

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

10.	Share capital (continued)

(b) Long-term Incentive Plan (continued)

Stock Options (continued)

The Company recorded $2,712,629 of the option component of share-based compensation for the year ended December 31, 2017. Share-based compensation expense of $2,168,089 (2016 - $183,278, 2015 - $135,634) was recorded in the statement of operations and net loss and share-based compensation of $544,540 (2016 - $73,649, 2015 - $64,692) was capitalized to mineral interests.

A summary of the options outstanding is as follows:

	Number outstanding	Weighted average exercise price
		$
Balance, January 1, 2016	6,485,667	2.16
Exercised	(614,995)	0.59
Expired	(1,305,000)	5.31
Forfeited	(285,000)	2.08
Balance, December 31, 2016	4,280,672	1.43
Granted	4,000,000	1.40
Exercised	(458,335)	0.44
Expired	(1,415,000)	2.34
Forfeited	(257,000)	1.63

Balance, December 31, 2017	6,150,337	1.27

The weighted average share price on the days options were exercised was $1.32 (2016 - $1.27, 2015 - $Nil). As at December 31, 2017, there was $568,722 (2016 - $15,864) of total unrecognized compensation cost relating to unvested options.

Options outstanding				Options exercisable
Range of exercise prices	Number Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
0.42 – 0.79	673,337	2.71	0.42	673,337	0.42
0.80 – 0.81	665,000	1.06	0.80	665,000	0.80
0.82 – 2.00	4,000,000	4.14	1.40	1,333,328	1.40
2.01 – 2.35	812,000	0.08	1.70	812,000	1.70
	6,150,337	3.11	1.27	3,483,665	1.17

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

10.	Share capital (continued)

(b) Long-term Incentive Plan (continued)

Stock Options (continued)

Subsequent to the year ended December 31, 2017, 812,000 options were expired.

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2017	2016
Risk-free interest rate	0.66%-1.16%	-
Dividend yield	0%	-
Volatility	75% - 79%	-
Forfeiture rate	24%	-
Estimated expected lives	5 years	-

Option pricing models require the use of subjective estimates and assumptions including the expected stock price volatility. The stock price volatility is calculated based on the Company’s historical volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Performance Share Units (“PSU”)

A summary of the PSUs outstanding is as follows:

	Number outstanding	Weighted average fair value
		$
Balance, January 1, 2016	735,000	0.80
Forfeited	(735,000)	0.80
Balance, December 31, 2016	-	-
Granted	1,000,000	1.40

Balance, December 31, 2017	1,000,000	1.40

On February 20, 2017, the Company granted 1,000,000 PSUs to employees and consultants of the Company, whereby 50% of these PSU vest upon the receipt of the final approval for the Environmental Impact Assessment (EIA) report for the Fuwan Silver Project, the Changkeng Gold Project or the Combination of both. The remaining 50% vests upon the receipt of the mining license issued by Ministry of Land and Resources (“MOLAR) for the Fuwan Silver Project, the Changkeng Gold Project, or the combination of both (collectively the “Performance Criteria”).

PSU are vested when each of the Performance Criteria is met on or before February 20, 2020, the end of the three-year performance cycle. Each PSU will become one common share of the Company when it is vested.

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

10.	Share capital (continued)

(b) Long-term Incentive Plan (continued)

Performance Share Units (continued)

The fair value of the PSU’s was estimated as $1.40 per unit at the grant date based on the share price on that date. The Company recognizes compensation expenses equal to the market value of the PSU granted over the vesting period using the Black-Schole option pricing model taking into consideration forfeiture estimates made based on the Company’s history.

During the year ended December 31, 2017, the Company recorded $225,420 (2016 - $Nil, 2015 - $Nil)) of share-based compensation to account for the vesting of PSUs. Share-based compensation of $77,770 was recorded in the statement of operations (2016 - $Nil, 2015 - $Nil) and $147,650 was capitalized to the Fuwan Silver Deposit and the Changkeng Project (2016 - $Nil, 2015 - $Nil) (Note 7 (a) and 7 (c)).

During 2016, the performance criteria of the 735,000 PSU that had been granted in 2013 were not fulfilled before the end of the performance cycle. Consequently all of the 735,000 PSU expired unvested on October 10, 2016. The share-based compensation recorded to the Company’s statement of operation and to the share-based compensation capitalized to mineral interest from fiscal 2013 up to the second quarter of 2016 was reversed accordingly.

11.	Income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2017	2016	2015
	$	$	$
Income (loss) before income taxes	(5,205,216)	(2,407,668)	6,680,947
Statutory income tax rate	26%	26%	26%
Expected tax recovery at statutory income tax rate	(1,353,356)	(625,994)	1,737,046
Non-deductible expenses and other items	584,008	509,573	63,663
Difference in tax rates	(68,431)	4,524	(607,441)
Expiry of losses	2,785,786
Temporary differences from acquisition transaction	-	-	(3,435,860)
Change in deferred income tax asset not recognized	(2,074,518)	(95,308)	2,858,979
Foreign exchange	126,511	207,205	(616,387)

Income tax expense	-	-	-

Deferred income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of unrecognized deferred income tax assets and liabilities at December 31, 2017 and 2016 are as follows:

	2017	2016
	$	$
Deferred income tax assets not recognized
Non-capital losses	2,928,079	5,188,584
Mineral interests	1,799,358	1,613,372
	4,727,437	6,801,956

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

11.	Income taxes (continued)

The Company has non-capital losses carried forward for Canadian income tax purposes which expire as follows:

$
2030	1,614,942
2031	1,880,258
2032	2,229,724
2034	1,470,692
2036	954,126
2037	968,168
9,117,910

The Company’s Chinese subsidiaries have non-capital losses carried forward for China income tax purposes which expire as follows:

$
2018	1,052,339
2019	239,772
2020	224,763
2021	7,342
2022	419,370
1,943,586

12.	Related party transactions

(a)	Trust agreement with Minco Gold

During 2015, the Company entered into a trust agreement with Minco Gold to hold certain receivables and mineral interests in China. This trust agreement was eliminated on June 30, 2017 when the Company remitted the proceeds from the disposition of all of the Minco Gold’s assets to Minco Gold.

(b)	Shared expenses

Minco Silver, Minco Gold, and Minco Base Metals Corporation (“MBM”), a company with which the Company’s CEO has significant influence over, share offices and certain administrative expenses.

(c)	Due to and due from related parties

	December 31, 2017	December 31, 2016
	$	$
Due from Minco Base Metal (i)	-	163,167
Due to Minco Gold (ii)	27,523	205,145

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

12.	Related party transactions (continued)

(i) This is the administrative and shared expenses paid by the Company on behalf of Minco Base Metals that is to be reimbursed.

(ii) The amount of $27,523 represents the shared expenses to be reimbursed to Minco Gold.

The December 31, 2016 amount of $205,145 was the net payable to Minco Gold in connection with the trust agreement (note 12(a)) and with the shared expenses.

The amounts due are unsecured, non-interest bearing and payable on demand.

In the year ended December 31, 2017, the Company paid or accrued $106,991 (December 31, 2016 – $101,377, December 31, 2015 - $101,701) in respect of rent and $302,289 (December 31, 2016 – $304,788, December 31, 2015 - $563,588) in respect of shared head office expenses and administration costs to Minco Gold.

The above transactions are conducted in the normal course of business.

(d)	Key management compensation

In the years ended December 31, 2017, 2016 and 2015, the following amounts were paid to and accrued for key management compensation. The compensation accrued as at December 31, 2017 was $82,257 (2016 - $97,344). Key management includes the Company’s directors and senior management. This compensation is included in development costs and administrative expenses.

	Years ended December 31,
	2017	2016	2015
	$	$	$
Cash remuneration	812,861	757,649	784,608
Share-based compensation	2,109,551	(46,798)	274,632
	2,922,412	710,851	1,059,240

Share based compensation earned by management during 2016 consisted of the share based compensation earned from option vesting of $387,048, net of the effect of the PSU reversal of ($433,846) (Note 10 (b)).

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

13.	Geographical information

The Company’s business of exploration and development of mineral interests is considered as operating in one segment. The geographical division of the Company’s assets is as follows:

December 31, 2017	Canada	China	Total
	$	$	$
Current assets	16,519,308	31,783,440	48,302,748
Non-current assets	4,964	61,302,287	61,307,251

December 31, 2016	Canada	China	Total
	$	$	$
Current assets	20,946,132	31,566,620	52,512,752
Non-current assets	8,588	59,428,603	59,437,191

14.	Commitments

The Company has the following commitments in respect of its portion of office leases in China and Canada;

$
2018	380,209
2019	63,333
2020	53,347
2021 – 2023	128,868
625,757

15.	Financial instruments and fair values

The following table shows the carrying values of the Company’s financial assets and liabilities as at December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
	$	$
Loans and receivables
Cash and cash equivalents	22,102,526	20,195,199
Short-term investments	25,338,081	31,410,880
Receivables	612,140	541,293
Due from related parties	-	163,167

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

15.       Financial instruments and fair values (continued)

	December 31, 2017	December 31, 2016
	$	$
Other financial liabilities
Due to related party	27,523	205,145
Accounts payable and accrued liabilities	474,699	424,635
Accounts payable to minority shareholders	164,000	-

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

The Company does not hedge its exposure to currency fluctuations. The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$15.8 million monetary assets at year-end.  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a -/+ US$1.6 million impact on net loss.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are cash and cash equivalents and short-term investments.

The Company mainly holds short-term investments such as guaranteed investment certificates at fixed interest rates. As a result, the Company is not exposed to significant interest rate risk.

Minco Silver Corporation

Notes to the Consolidated Financial Statements

Years ended December 31, 2017, 2016, and 2015

(Expressed in Canadian dollars, unless otherwise stated)

15.	Financial instruments and fair values (continued)

Liquidity risk

Liquidity risk includes the risk that the Company cannot meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Company’s board of directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements. As at December 31, 2017, the Company has a positive working capital of approximately $47.6 million and therefore has sufficient funds to meet its current operating and exploration and development obligations. However, the Company will require significant additional funds to complete its plans for the construction of the Fuwan project.

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

As at December 31, 2017, the Company does not have any long-term debt and has sufficient funds to meet its current operating and exploration and development obligations.

17.	Subsequent event

On February 14, 2018, the Company granted 1,968,000 stock options to purchase common shares to employees, consultants and directors at an exercise price of $0.69 per common share. These options vest over an 18 month period from the grant date and expire on February 14, 2023.

SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this annual report on its behalf.

MINCO GOLD CORPORATION

By:	"Ken Z. Cai"

Ken Z. Cai, Chief Executive Officer

